Form 20-F
period 2002-12-31
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
filed 2003-06-30
CIK 908732

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C., 20549

                                   ----------

                                    FORM 20-F

 [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
                                     OF 1934
                   For the fiscal year ended December 31, 2002
                                       OR
     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                For the transition period from _______ to _______

                         Commission file number 1-12158

      [ZHONG GUO SHI HUA SHANGHAI SHI YOU HUA GONG GU FEN YOU XIAN GONG SI]
      ---------------------------------------------------------------------

             (Exact name of Registrant as specified in its charter)

                 SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED
                 ----------------------------------------------
                 (Translation of Registrant's name into English)

                           PEOPLE'S REPUBLIC OF CHINA
                           --------------------------
                 (Jurisdiction of incorporation or organization)

                         JINSHAN DISTRICT, SHANGHAI, PRC
                         -------------------------------
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

         Title of each class           Name of each exchange on which registered
     American Depositary Shares               New York Stock Exchange
 Class H Ordinary Shares, par value    The Stock Exchange of Hong Kong Limited
          RMB1.00 per Share

 Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      None
                                 ---------------
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act.

                                      None
                                 ---------------
                                (Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                             2,330,000,000 H Shares
                          4,870,000,000 Domestic Shares

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X   No

        Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ______ Item 18 X

                                TABLE OF CONTENTS

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS..........................................  1

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE........................................................  1

ITEM 3.   KEY INFORMATION................................................................................  1

ITEM 4.   INFORMATION ON THE COMPANY.....................................................................  9

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS................................................... 31

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................................................... 42

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.............................................. 50

ITEM 8.   FINANCIAL INFORMATION.......................................................................... 52

ITEM 9.   THE OFFER AND LISTING.......................................................................... 54

ITEM 10.  ADDITIONAL INFORMATION......................................................................... 55

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..................................... 73

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......................................... 75

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................................................ 75

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS................... 75

ITEM 15.  CONTROLS AND PROCEDURES........................................................................ 76

ITEM 16.  [RESERVED]..................................................................................... 77

ITEM 17.  FINANCIAL STATEMENTS........................................................................... 77

ITEM 18.  FINANCIAL STATEMENTS........................................................................... 77

ITEM 19.  EXHIBITS....................................................................................... 77

                           FORWARD LOOKING STATEMENTS

        Information in this Annual Report which does not relate to historical financial information may be deemed to constitute forward looking statements. The words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project", "believe", "intends to" or similar expressions identify "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected in the forward looking statements. We caution readers not to place undue reliance on any forward looking statements, which speak only as of the date made. Among the factors that could cause our actual results in the future to differ materially from the forward looking statements are crude oil allocations, effects of the macroeconomic policy of the People's Republic of China and government control of currency conversion.

                                 EXCHANGE RATES

        Unless otherwise specified, references in this Annual Report to "US dollars" or "US$" are to United States dollars, references to "HK dollars" or "HK$" are to Hong Kong dollars and references to "Renminbi" or "RMB" are to Renminbi yuan, the legal tender currency of the PRC.

        We have translated amounts in this Annual Report from Renminbi to US dollars for your convenience. Except for Item 18. Financial Statements and where otherwise noted, we have used the exchange rate published daily by the People's Bank of China (the "PBOC Rate") on December 31, 2002 of US$1.00 = RMB8.2773. The convenience translations do not mean that the Renminbi amounts could have been or could be converted into US dollars at that rate or at any other rate. The noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2002 was US$1.00 = RMB8.2800.

                                OTHER CONVENTIONS

        References to "we" or "us" are references to Sinopec Shanghai Petrochemical Company Limited and our subsidiaries, unless the context requires otherwise. Before our formation, these references relate to the petrochemical businesses carried on by Shanghai Petrochemical Complex.

        References to "China" or the "PRC" are references to The People's Republic of China which, for the purpose of this Annual Report and for geographical reference only, excludes Hong Kong, Macau and Taiwan.

        References to our "A Shares" are references to 720,000,000 of our domestic shares, par value RMB1.00 per share, which are ordinary shares subscribed for and traded exclusively in the Shanghai Stock Exchange by and between Chinese investors.

        References to our "domestic shares" are references to all of our domestic shares, par value RMB1.00 per share, which are ordinary shares held by Chinese investors.

        References to our "H Shares" are references to our overseas-listed foreign ordinary shares, par value RMB1.00 per share, which are listed and traded on the Stock Exchange of Hong Kong Limited ("HKSE") under the number "338".

        "Rated Capacity" is the output capacity of a given production unit or, where appropriate, the throughput capacity, calculated by estimating the number of days in a year that the production unit is expected to operate, including downtime for regular maintenance, and multiplying that number by an amount equal to the unit's optimal daily output or throughput, as the case may be.

        All references to "tons" are to metric tons.

        References to sales volume are to sales to entities or third parties other than us, our divisions and subsidiaries, unless otherwise noted.

                                     PART I.

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

        Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE.

        Not applicable.

ITEM 3.   KEY INFORMATION.

    A.  SELECTED FINANCIAL DATA.

        Our statements of operations and cash flow data for each of the years ended December 31, 2000, 2001 and 2002 and the balance sheet data as of December 31, 2001 and 2002 are derived from our Consolidated Financial Statements included in Item 18. Financial Statements. Our statements of operations and cash flow data for the years ended December 31, 1998 and 1999 and the balance sheet data as of December 31, 1998, 1999 and 2000 are derived from Consolidated Financial Statements not included in this Annual Report. Our Selected Consolidated Financial Data should be read in conjunction with our Consolidated Financial Statements, and the notes thereto, and Item 5. Operating and Financial Review and Prospects. Our Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), which differ from accounting principles generally accepted in the United States ("US GAAP"). For a discussion of the significant differences between IFRS and US GAAP, as they relate to us, see Item 18. Financial Statements - Consolidated Financial Statements - Note 28.

                      Selected Consolidated Financial Data
                (In thousands, except per Share and per ADS data)

                                                                             Years Ended December 31,
                                               -------------------------------------------------------------------------------------
                                                  1998           1999           2000           2001           2002         2002/(a)/
                                                  (RMB)          (RMB)          (RMB)          (RMB)          (RMB)          (US$)
STATEMENTS OF OPERATIONS DATA
Amounts in accordance with IFRS:
Net sales:
Synthetic fibers                                2,052,873      2,697,791      3,612,231      3,215,835      3,374,252       407,651
Resins and plastics                             3,338,872      4,290,720      6,005,305      5,635,697      6,440,673       778,113
Intermediate petrochemicals                     1,669,651      1,853,008      2,232,250      2,105,342      2,555,035       308,680
Petroleum products                              2,787,907      4,208,108      7,429,253      7,735,154      7,991,243       965,441
Trading and others                                859,204        986,960      1,449,516        925,738      1,361,766       164,518
Cost of sales                                  10,133,606     12,532,636     19,039,986     18,803,044     19,853,928     2,398,600
Income from operations                            619,353      1,089,130      1,417,322        394,185      1,429,629       172,717
Net financing costs                               366,561        368,287        272,186        227,758        400,656        48,404
Income before tax                                 252,792        720,843      1,080,645        145,797      1,045,038       126,253
Net income                                        237,119        605,726        856,510        116,049        916,365       110,708

Basic earnings per share                             0.03           0.08           0.12           0.02           0.13          0.02
Basic earnings per ADS(b)                            3.30           8.41          11.90           1.61          12.73          1.54

Amounts in accordance with US GAAP:

Net Income under IFRS                             237,119        605,726        856,510        116,049        916,365       110,708
Adjustments to net income under IFRS:(c)
Foreign exchange gains and losses                  37,054         37,054         37,054         37,054         37,054         4,476
Capitalization of property, plant and
 equipment                                         21,703         21,703         21,703         21,703         21,703         2,622
Depreciation charge on revalued property,
 plant and equipment                              133,491        133,491        133,491        133,491        129,995        15,705
Capitalized interest on investment in
 associates                                             -              -              -         24,318         20,996         2,538
Goodwill and negative goodwill amortization             -              -              -              -         10,144         1,225
Cumulative effect of adopting SFAS No.142               -              -              -              -         19,828         2,395
Tax effect of adjustments                         (28,837)       (28,837)       (28,837)       (32,485)       (31,462)       (3,801)
Net Income under US GAAP                          400,530        769,137      1,019,921        300,130      1,124,623       135,868
Basic earnings per Share(b)                          0.06           0.11           0.14           0.04           0.16          0.02
Basic earnings per ADS(b)                            5.56          10.68          14.17           4.17          15.62          1.89

CASH FLOW DATA
Amounts in accordance with IFRS
Cash Inflows from operating activities          1,239,322      2,450,790      2,472,956      2,387,891      1,798,320       217,259
Depreciation                                    1,350,286      1,451,138      1,514,710      1,359,642      1,585,823       191,587
Capital expenditures                            2,800,970      1,380,092      1,572,923      4,358,176      2,404,293       290,468

----------

(a) Translated solely for convenience into US dollars based on the PBOC Rate of US$1.00 = RMB8.2773 on December 31, 2002. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate.

(b) The calculation of earnings per share is based on the weighted average number of shares outstanding during the year of 7,200,000,000 shares, 7,200,000,000 shares, 7,200,000,000 shares, 7,200,000,000 shares and
        7,200,000,000 shares in 2002, 2001, 2000, 1999 and 1998, respectively.
        Earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

(c) For a discussion of the significant differences between IFRS and US GAAP as they relate to us, see note 28 of the Consolidated Financial Statements.

                                                                          December 31,
                                         --------------------------------------------------------------------------
                                            1998         1999         2000         2001         2002      2002/(a)/
                                         ----------   ----------   ----------   ----------   ----------   ---------
                                           (RMB)        (RMB)        (RMB)        (RMB)        (RMB)        (US$)
                                                                       (in thousands)
BALANCE SHEET DATA
Amounts in accordance with IFRS:
 Property, plant and equipment           12,530,066   12,150,339   11,726,871   11,894,420   15,809,493   1,909,982
 Total assets                            22,248,692   21,947,204   21,701,310   24,325,601   26,085,919   3,151,501
 Short term debt(c)                       4,265,954    4,743,030    3,200,245    4,106,041    3,872,315     467,823
 Long term debt (excluding current        3,593,502    2,463,837    1,863,776    3,463,747    4,590,891     554,636
portion)
Shareholders' equity                     12,615,398   13,005,124   13,501,634   13,063,831   13,980,196   1,688,980
Amounts in accordance with US GAAP:(b)
 Property, plant and equipment           11,214,767   11,027,288   10,796,068   11,299,220   15,403,045   1,860,878
 Total assets                            21,130,688   20,992,611   20,910,128   23,840,352   25,808,928   3,118,037
 Shareholders' equity                    11,497,394   12,050,531   12,710,452   12,578,582   13,703,205   1,655,516

----------

(a) Translated solely for convenience into US dollars based on the PBOC Rate of US$1.00 = RMB8.2773 on December 31, 2002. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate.

(b) For a discussion of the significant differences between IFRS and US GAAP as they related to us, see note 28 of the Consolidated Financial Statements.

(c)     Including current portion of Long Term Debt.

        DIVIDENDS

        The following table sets forth certain information concerning the dividends since January 1, 1994:

DIVIDEND PERIOD                          DIVIDEND PER SHARE
---------------                          ------------------

Jan. 1, 1994-June 30, 1994               RMB0.04 (US$0.0048)

July. 1, 1994-Dec. 31, 1994              RMB0.085 (US$0.0103)

Jan. 1, 1995-June 30, 1995               RMB0.04 (US$0.0048)

July. 1, 1995-Dec. 31, 1995              RMB0.09 (US$0.0109)

Jan. 1, 1996-June 30, 1996               RMB0.04 (US$0.0048)

July. 1, 1996-Dec. 31, 1996              RMB0.08 (US$0.0097)

Jan. 1, 1997-Dec. 31, 1997               RMB0.06 (US$0.0072)

Jan. 1, 1998-Dec. 31, 1998               RMB0.03 (US$0.0036)

Jan. 1, 1999-Dec. 31, 1999               RMB0.05 (US$0.0060)

Jan. 1, 2000-Dec. 31, 2000               RMB0.06 (US$0.0072)

Jan. 1, 2001-Dec. 31, 2001               No dividend

Jan. 1, 2002-Dec. 31, 2002               RMB0.05 (US$0.0060)

        See also Item 8. Financial Information - Consolidated Statements and Other Financial Information - Dividend Policy.

        EXCHANGE RATES

        The Chinese Government controls its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. See Item 10.D. Exchange Controls.

        The following table sets forth information concerning exchange rates between Renminbi and US dollars for the periods indicated:

PERIOD                                                         NOON BUYING RATES (RMB/US$)
------                                                -------------------------------------------
                                                      PERIOD END AVERAGE/(1)/     HIGH        LOW
                                                      -----------------------     ----        ---
1998...............................................    8.2789       8.2969       8.3180      8.2774
1999...............................................    8.2795       8.2785       8.2800      8.2770
2000...............................................    8.2774       8.2784       8.2799      8.2768
2001...............................................    8.2766       8.2772       8.2786      8.2676
2002...............................................    8.2800       8.2772       8.2800      8.2669
December, 2002.....................................    8.2800         -          8.2800      8.2771
January, 2003......................................    8.2768         -          8.2800      8.2766
February, 2003.....................................    8.2775         -          8.2800      8.2768
March, 2003........................................    8.2774         -          8.2776      8.2770
April, 2003........................................    8.2771         -          8.2774      8.2769
May, 2003..........................................    8.2768         -          8.2771      8.2768
Latest Practicable Date,
June 12, 2003......................................    8.2772        N/A           N/A        N/A

----------
Source: The Noon Buying Rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Note:   (1)     Determined by averaging the rates on the last business day of each month during the respective period.

   B.   CAPITALIZATION AND INDEBTEDNESS.

        Not applicable.

   C.   REASONS FOR THE OFFER AND USE OF PROCEEDS.

        Not applicable.

   D.   RISK FACTORS.

        Our operations may be adversely affected by the cyclical nature of the petroleum and petrochemical market and by the volatility of prices of crude oil and refined products.

        Most of our revenues are attributable to petrochemical products which have historically been cyclical and sensitive to the availability and price of feedstocks and general economic conditions. Markets for many of our products are sensitive to changes in industry capacity and output levels, cyclical changes in regional and global economic conditions, the price and availability of substitute products and changes in consumer demand, which from time to time have had a significant impact on product prices in the regional and global markets. Historically, the markets for these products have experienced alternating periods of tight supply, causing prices and margins to increase, followed by periods of capacity additions, possibly resulting in oversupply and declining prices and margins. As tariffs and other import restrictions are reduced and the control of product allocation and pricing is relaxed in China, the markets for many of our products have become increasingly subject to the cyclicality of regional and global markets. Historically, international prices of crude oil have fluctuated widely due to many other factors that are beyond our control. We cannot assure you that future growth in demand for our products will be sufficient to alleviate any existing or future conditions of excess industry capacity or that such conditions will not be sustained or further aggravated by anticipated or unanticipated capacity additions or other events. In addition, we expect that the volatility and uncertainty of the prices of crude oil and petrochemical products will continue. Increasing crude oil prices and declines in prices of petrochemical products may adversely affect our business and results of operations and financial condition.

        Our development plans have significant capital expenditure and financing requirements, which are subject to a number of risks and uncertainties.

        The petrochemical business is a capital intensive business. Our ability to maintain and increase our revenues, net income and cash flows depends upon continued capital spending. Our current business strategy contemplates capital expenditures for 2003 of approximately RMB2,200 million (US$265.79 million), which will be provided through financing activities and use of our own capital. Our actual capital expenditures may vary significantly from these planned amounts due to our ability to generate sufficient cash flows from operations, investments and other factors that may be beyond our control. In addition, there can be no assurance as to whether, or at what cost, our capital projects will be completed or the success of these projects if completed.

        As of March 31, 2003, we had aggregate outstanding indebtedness of approximately RMB9,371 million (US$1,132.13 million). China Petroleum & Chemical Corporation ("Sinopec Corp") has not provided any guarantee or credit support for our debt.

        Our ability to obtain external financing in the future is subject to a variety of uncertainties including:

        . our future results of operations, financial condition and cash flows;

        . the condition of the economy in China and the markets for our products;

        .   the cost of financing and the condition of financial markets; and

        . the issuance of relevant government approvals and other project risks associated with the development of infrastructure in China.

        Our failure to obtain sufficient funding for our operations or development plans could adversely affect our business, results of operations and financial condition.

        We could face increased competition.

        Eastern China, our principal market, has enjoyed stronger economic growth and a higher demand for petrochemical products than other regions of China. As a result, we believe that competitors will try to expand their sales and build up their distribution networks in our principal market. We believe this trend will continue and probably accelerate. Increased competition may have a material adverse effect on our financial condition and results of operations.

        We may not be able to pass on all cost increases from rising crude oil prices.

        We currently consume large amounts of crude oil to manufacture our products. While we try to match crude oil cost increases with sales price increases, our ability to pass on cost increases to our customers is dependent on market conditions and government regulations. There may be periods during which we cannot fully cover increases in crude oil prices by increases in the sale prices of our products. This may have a material adverse effect on our financial condition, results of operations or cash flows.

        Related party transactions; non-competition; conflicts of interests.

        We have engaged from time to time and will continue to engage in a variety of transactions with Sinopec Corp, our controlling shareholder, and China Petrochemical Corporation, the controlling shareholder of Sinopec Corp, and various of their subsidiaries or affiliates who provide a number of services to us, including educational and community services. Our transactions with these companies are governed by a number of service and other contracts, the terms of which were negotiated on an arm's length basis. In addition, Sinopec Corp has interests in businesses which compete or are likely to compete, either directly or indirectly, with our businesses. Because Sinopec Corp is our controlling shareholder and its interests may conflict with our own interests, Sinopec Corp may take actions that favor it over our interests.

        We are controlled by Sinopec Corp, whose interests may not be aligned with yours.

        Sinopec Corp owns 55.56% of our shares. Accordingly, it has voting and management control over us, and its interests may be different from your interests and the interests of our other shareholders. Subject to our Articles of Association and applicable laws and regulations, Sinopec Corp will be in a position to cause us to declare dividends, determine the outcome of corporate actions requiring shareholder approval or effect corporate transactions without the approval of the holders of the H shares and ADSs. Any such increase in our dividend payout would reduce funds available for reinvestment in our business and any such actions or transactions could adversely affect us or our minority shareholders. Additionally, Sinopec Corp completed its initial public offering of shares in late 2000. As a public company, Sinopec Corp may experience changes in its own business strategy and policies. Although we are not currently aware of any such changes, they could, in turn, lead Sinopec Corp to change its policies or practices toward us in ways that we cannot predict, with corresponding unpredictable consequences for our business.

        Our business operations may be adversely affected by present or future environmental regulations.

        We are subject to extensive environmental protection laws and regulations in China. These laws and regulations permit:

        .   the imposition of fees for the discharge of waste substances;

        . the levy of fines and payments for damages for serious environmental offenses; and

        . the central government, at its discretion, to close any facility which fails to comply with orders and require it to correct or stop operations causing environmental damage.

        Our production operations produce substantial amounts of waste materials. In addition, our production facilities require operating permits that are subject to renewal, modification and revocation. We believe that our operations substantially comply with all applicable Chinese environmental laws and regulations as they have been previously interpreted and enforced. The Chinese government, however, has moved, and may move further, toward more rigorous enforcement of applicable laws, and toward the adoption of more stringent environmental standards. There can be no assurance that Chinese national or local authorities will not impose additional regulations or apply more rigorous enforcement of such regulations which would require additional expenditures on environmental matters.

        Our business may be limited or adversely affected by government regulations.

        The central and local Chinese governments continue to exercise a certain degree of control over the petrochemical industry in China by, among other things:

        .   mandating distribution channels for our petroleum products;

        .   allocating and pricing of certain resources and services;

        .   assessing taxes and fees payable;

        .   setting import and export quotas and procedures; and

        .   setting safety, environmental and quality standards.

        As a result, we may face significant constraints on our flexibility and ability to expand our business operations or to maximize our profitability. In the past, we have benefited from favorable regulatory policies that have, for example, reduced the competition we face from illegal imports of petroleum products. Existing policies that favor our industry may change in the future and our business could be adversely affected by any such changes.

        Our development plans require regulatory approval.

        We are currently engaged in a number of construction and expansion projects. Most of our projects are subject to governmental review and approval. The timing and cost of completion of these projects will depend on numerous factors, including approvals from relevant government authorities and general economic conditions in China.

        While in general we attempt to obtain governmental approval as far in advance as practicable, we may not be able to control the timing and outcome of these governmental reviews and approvals. If any of our important projects required for our future growth are not approved, or not approved on a timely basis, our results of operations and financial condition could be adversely affected.

        China's entry into the World Trade Organization may significantly increase foreign competition in our lines of business.

        China joined the WTO on December 11, 2001. As part of its membership, China has committed to eliminate some tariff and non-tariff barriers to foreign competition in the domestic petrochemical industry that benefited us in the past. In particular, China has reduced tariffs on imported petrochemicals products that compete with ours to 2.8% to 14.2% from 5% to 17% and, over the next two years,

        . will permit increasing levels of foreign investment in the domestic petrochemicals industry, allowing foreign investors to own 100% of a domestic petrochemicals company by December 11, 2004;

        . will gradually relax restrictions on the import of crude oil by non-state companies;

        . will grant foreign-owned companies the right to import petrochemical products;

        . will permit foreign companies to distribute and market petroleum products in both retail and wholesale markets in China.

        As a result of these measures, we will likely face increased competition from foreign companies and imports in the near future and longer term. Changes in crude oil import and distribution could potentially disrupt our current supply arrangements with Sinopec Corp.

        Political and economic policies in China could affect our business in unpredictable ways.

        The economy of China differs from the economies of most countries belonging to the Organization for Economic Co-operation and Development in a number of respects, including:

        .   structure;

        .   level of government involvement;

        .   level of development;

        .   level of capital reinvestment;

        .   control of foreign exchange; and

        .   allocation of resources.

        Before its adoption of reform and open-door policies beginning in 1978, China was primarily a planned economy. Since that time, the Chinese government has been reforming the Chinese economic system, and has also begun reforming the government structure. These reforms have resulted in significant economic growth and social progress. Although the Chinese government still owns a significant portion of the productive assets in China, economic reform policies since the late 1980s have emphasized autonomous enterprises and the utilization of market mechanisms. We currently expect that the Chinese government will continue these reforms, further reduce government intervention and rely more heavily on market mechanisms to allocate resources. Although we believe these reforms will have a positive effect on our overall and long-term development, we cannot predict whether changes to China's political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future business or results of operations.

        If the Chinese government changes current regulations that allow us to make payments in foreign currencies, we could have trouble making our foreign exchange payments.

        The Renminbi currently is not a freely convertible currency. We receive most of our revenue in Renminbi. A portion of our Renminbi revenue must be converted into other currencies to meet our foreign currency obligations. We have substantial requirements for foreign currency, including:

        .   debt service costs on foreign currency-denominated debt;

        .   purchases of imported equipment;

        .   payment of any cash dividends declared in respect of the H shares;
            and

        .   import of crude oil and other materials.

        Under existing foreign exchange regulations in China, we may undertake current account foreign exchange transactions, including the payment of dividends, without prior approval from the State Administration of Foreign Exchange by producing commercial documents evidencing the foreign exchange transactions, provided that they are processed through Chinese banks licensed to engage in foreign exchange transactions. The Chinese government has stated publicly that it intends to eventually make the Renminbi freely convertible in the future. However, uncertainty exists as to whether the Chinese government may restrict access to foreign currency for current account transactions if foreign currency becomes scarce in China.

        Foreign exchange transactions under the capital account (international revenues and expenditures that increase or decrease debt or equity, including principal payments in respect of foreign currency-denominated obligations) continue to be subject to limitations and require the prior approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange through debt financing, or to make capital expenditures in foreign currency.

        If the Chinese government restricts our ability to make payments in foreign exchange, we could have trouble making our foreign exchange payments and could even default on our obligations.

        Fluctuations in the value of the Renminbi could reduce our profits or our dividends.

        Although the official exchange rate for the conversion of Renminbi to U.S. dollars has been stable, the exchange rate of the Renminbi may become volatile against the U.S. dollar or other currencies in the future.


        Substantially all of our revenues are denominated in Renminbi, while most of our crude oil purchases and equipment purchases and some of our debt repayments are denominated in foreign currencies. Any future Renminbi devaluation could increase our costs. This could in turn raise our costs of operations and harm our profitability. Any devaluation of the Renminbi may adversely affect the value of any dividends payable on our H shares and ADSs in foreign currency terms.

        Interpretation and enforcement of Chinese laws and regulations is uncertain.

        The Chinese legal system is based on statutory law. Under this system, prior court decisions may be cited as persuasive authority, but do not have the binding effect of precedents. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws and considerable progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investment, commerce, taxation and trade. As these laws, regulations and legal requirements are relatively new, and because of the limited volume of published case law and judicial interpretations and the non-binding nature of prior court decisions, the interpretation and enforcement of these laws, regulations and legal requirements involve greater uncertainty than in other jurisdictions.

        You may not enjoy shareholders' protections that you would be entitled to in other jurisdictions.

        As most of our business is conducted in China, our operations are governed principally by the laws of China. Chinese legal provisions for the protection of shareholders' rights and access to information are different and less developed than those applicable to companies formed in the United States, Hong Kong, the United Kingdom and other developed countries or regions. You may not enjoy shareholders' protections under Chinese law that you would be entitled to in other jurisdictions.

        Our Articles of Association require you to submit your disputes with us and other persons to arbitration. You will have no legal right to a court proceeding.

        Our Articles of Association require a holder of H shares and ADSs having a claim against, or a dispute with, us, our directors, supervisors, executive officers or a holder of our domestic shares relating to any rights or obligations conferred or imposed by our Articles of Association, the Chinese Company Law or any other Chinese laws or regulations and relating to our affairs, to submit the dispute or claim to the China International Economic and Trade Arbitration Commission or to the Hong Kong International Arbitration

Center for arbitration. Our Articles of Association further provide that the arbitrator's award shall be final and binding on all parties.

ITEM 4.   INFORMATION ON THE COMPANY.

    A.  HISTORY AND DEVELOPMENT OF THE COMPANY

        HISTORY

        We were established in The People's Republic of China as a joint stock limited company under the Chinese Company Law on June 29, 1993 as Shanghai Petrochemical Company Limited. On October 12, 2000, we changed our name to Sinopec Shanghai Petrochemical Company Limited. Our principal place of business is at Jinshan District, Shanghai, China. Our telephone number there is (86-21) 5794-1941.

        Our predecessor

        Our predecessor, Shanghai Petrochemical Complex (the "Complex"), was founded in 1972 as one of the first large scale Chinese petrochemical enterprises using advanced imported technology and equipment. Prior to June 29, 1993, the Complex was wholly-owned by China Petrochemical Corporation, at the time a ministerial level enterprise. (before its restructuring in 1998, "Sinopec"). The Complex's location was chosen because of the major industrial city of Shanghai's accessibility by water and land transportation and the availability of reclaimable land. The Complex was initially under the administration of the Ministry of Textile Industry and in 1983 was placed under the administration of Sinopec.

        The Complex has undergone four major stages of construction. The first stage of construction (1972-1976) included reclamation of land and the installation of 18 production units. The second stage of construction (1980-1986) increased the Complex's capacity for processing crude oil and doubled its capacity for synthetic fiber production. The third stage of construction (1987-1992) primarily consisted of the installation of a 300,000 ton Rated Capacity ethylene unit, an additional crude oil refining unit and other units for the production of petrochemical products. The third stage of construction completed the Complex's transition from a synthetic fiber producer to a highly integrated producer of a wide variety of petrochemical products. The fourth stage of construction (2000-2002) mainly included the 700,000-ton Ethylene Expansion Project and Coal-Fired Power Plant Expansion Project which is described under Item 4. Information on the Company - Business Overview - Capital Expansion Program.

        Over the past twenty years, the Complex built up an infrastructure system to support its production needs. The Complex has its own facilities to supply water, electricity, steam and other utilities and to treat waste water, as well as ocean and inland waterway wharfs and railroad and road transportation facilities.

        Our Initial Public Offering and Listing

        We were established as a subsidiary of Sinopec on June 29, 1993. In preparation for our initial public offering of ordinary shares, all the assets and liabilities of the Complex were transferred to us and to Sinopec Shanghai Jinshan Industrial Company ("JI"), a separate subsidiary of Sinopec newly established as a state-owned enterprise. The Complex's non-core businesses and assets, such as housing, stores, schools, transportation and medical services were transferred to JI. The Complex then ceased to exist as a legal entity. In 1998, Sinopec was restructured into a limited liability company under the name China Petrochemical Corporation ("Sinopec Group"). In a subsequent reorganization, Sinopec Group transferred its interest in us to its subsidiary, Sinopec Corp on February 25, 2000. In 1997, JI was dissolved and its subsidiaries were transferred to Sinopec. Sinopec Group now provides community services to us that were formerly provided by JI.

        Our H Shares are listed on the HKSE. Our American Depositary Shares ("ADSs"), each representing 100 H Shares, are listed on the New York Stock Exchange ("NYSE"). Our A Shares are listed on the Shanghai Securities Exchange. We were the first Chinese joint stock limited company to have securities concurrently traded in Hong Kong, the United States and China. On January 31, 1994, our A
shares were included in the Shanghai Securities Exchange Stock Index.

        Ethylene Joint Venture

        Late in 2001, we established a Sino-foreign equity joint venture, Shanghai Secco Petrochemical Company Limited ("Secco"), together with BP Chemicals East China Investments Limited ("BP") and Sinopec Corp. We own 20%, while BP and Sinopec Corp own 50% and 30%, respectively. Secco was established to build and operate a 900,000 tons rated capacity ethylene petrochemical manufacturing facility, to manufacture and market ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatics and by-products, to provide related after-sales services and technical advice with respect to such petrochemical products and by products, and to engage in polymers application development. Secco is expected to complete construction in 2005. As of December 31, 2002, we contributed RMB224 million (US$27.06 million) to Secco's registered capital out of a total registered capital of US$901,440,964 to be contributed by the joint venture partners. We will have to contribute an additional RMB1,268 million (US$153.19 million) before 2005.

        Annual General Meeting; Adoption of Cumulative Voting for Election of Directors

        On June 18, 2003, we held our annual general meeting of shareholders. At the meeting, the shareholders accepted the reports of the Board of Directors and Supervisory Committee and our audited accounts for 2002 and approved a dividend of RMB0.05 per share (US$0.0060), as recommended by the Board. Our auditors were reappointed for the 2003 fiscal year, two directors resigned and one of our Independent Supervisors resigned and was then elected to the Board.

        In addition, the shareholders approved amendments to our Articles of Association required to comply with mandatory rules applicable to all companies with shares listed in China. These rules also required us to adopt procedural rules for shareholders' meetings, directors' meetings and supervisors' meetings, all of which were approved by the shareholders. Even though they were approved by our shareholders, the amendments and new procedures are all subject to approval by Chinese government authorities before they can become effective. Accordingly, we are still operating under our old Articles of Association, pending approval. We expect this approval to be granted in due course.

        The most significant single change is probably the mandatory adoption of cumulative voting for election of directors by any company with a single shareholder who controls more than 30% of the outstanding shares. Because Sinopec Corp. owns 55.56% of our shares, our amended articles will require cumulative voting for directors for the foreseeable future. The more significant changes are described under Item 10B. - Memorandum and Articles of Association.

        The Chinese Petrochemical Industry

        Following the development of several major oil fields and a growth in demand for petroleum and petrochemical products in China in the early 1970's, the Chinese government organized petroleum refining and petrochemical production and processing facilities into large complexes that would permit integrated production of petroleum products, intermediate petrochemicals, resins and plastics, and synthetic fibers.

        Although the Chinese government is liberalizing its control over the petroleum and petrochemical industries in China, significant government regulation remains that limits the business strategies that are available to us. Central government agencies and their local or provincial level counterparts do not own or directly control production facilities. However, they exercise significant control over the petrochemical industry in areas such as pricing, production quotas, quality standards, allocation of raw materials and finished products, allocation of foreign exchange and allocation of Renminbi loans for capital construction projects. The Chinese government's intentions with respect to the development objectives and policies for the petrochemical industry are stated as part of the Five Year Plans for National Economic and Social Development formulated every five years (each a "State Plan" and, collectively, "State Plans"). These plans at both the national and Shanghai municipality level have identified the petrochemical industry as a "pillar industry" which may qualify companies in the petrochemical industry for preferential treatment by governmental agencies.

        Historically, we were supervised by Sinopec, a ministry-level enterprise under the direct supervision of the State Council, China's highest administrative body. As a result of a governmental restructuring in 1998, we became subject to the administration of the State Bureau of Petroleum and Chemical Industry. After its functions were terminated in March 2001, we became subject to the administration of the State Economic and Trade Commission.

        As part of this restructuring, Sinopec was also restructured in July 1998. The restructured entity, Sinopec Group, was authorized to conduct a petrochemical business and to control the exploration of crude oil and natural gas and crude oil refining, mainly in the southern and eastern regions of China. China Petroleum and Natural Gas Corporation was also restructured and renamed China National Petroleum Corporation ("CNPC") to conduct the same type of business, mainly in the northern and western regions of China. On December 31, 1999, Sinopec Group completed a reorganization pursuant to which certain of its core oil and gas and chemical operations and businesses and related assets and liabilities were segregated such that the operations and businesses were separately managed by its wholly-owned subsidiary, Sinopec Corp, currently our controlling shareholder.

    B.  BUSINESS OVERVIEW

        We are one of the largest petrochemical companies in China based on 2002 net sales and ethylene production. Our highly integrated petrochemical complex processes crude oil into a broad range of products in four major product areas:

        .   synthetic fibers,

        .   resins and plastics,

        .   intermediate petrochemicals, and

        .   petroleum products.

        Based on 2002 sales volumes, we are a leading Chinese producer in each of our principal synthetic fibers and resins and plastics products. We believe that we are also a leading competitor in sales of petroleum products and intermediate petrochemicals in our regional markets.

        Our net sales in 2002 and 2001 are summarized as follows:

          NET SALES OF RMB 21,723 MILLION (US$2,624.41 MILLION) IN 2002

Synthetic fibers                                  15.53%

Resins and plastics                               29.65%

Intermediate petrochemicals                       11.76%

Petroleum products                                36.79%

Trading and others                                 6.27%

                                          Total:    100%

          NET SALES OF RMB19,618 MILLION (US$2,370.10 MILLION) IN 2001

Synthetic fibers                                  16.4%

Resins and plastics                               28.7%

Intermediate petrochemicals                       10.8%

Petroleum products                                39.4%

Trading and others                                 4.7%

                                          Total:   100%

        In 2002, our profit attributable to shareholders was RMB916 million (US$110.66 million) and operating margin was 6.6%.

        We derive a substantial portion of our revenues from customers in Eastern China (principally Shanghai and its six nearby provinces), an area that has experienced economic growth above the national average in recent years. We believe we are well-positioned to take advantage of opportunities which may arise through the growth of the Chinese economy generally and in this area in particular. Shown by geographic region, our net sales by product category for 2002, 2001 and 2000 is as follows:

                          2002 Net Sales by Region (%)

                         Eastern China        Other parts of China       Exports

Synthetic fibers             82.91                   16.57                0.52

Resins and plastics          92.35                    7.58                0.07

Intermediate                 83.22                    9.37                7.41
petrochemicals

Petroleum products           88.54                    1.58                9.88


                          2001 Net Sales by Region (%)

                         Eastern China        Other parts of China       Exports

Synthetic fibers             86.33                   12.42                1.25

Resins and plastics          90.15                    9.63                0.22

Intermediate                 93.61                    3.96                2.43
petrochemicals

Petroleum products           95.59                    0.00                4.41

                          2000 Net Sales by Region (%)

                         Eastern China        Other parts of China       Exports

Synthetic fibers             81.30                   17.28                1.42

Resins and plastics          91.31                    8.69                0.00

Intermediate                 83.82                   10.70                5.48
petrochemicals

Petroleum products           94.15                    3.12                2.73


        Business Strategy

        Our strategy is to develop our leading role in the Chinese petrochemical industry by increasing production capacities, particularly for higher-margin products, and improving operating efficiencies. In the long term, we aim to increase annual production of ethylene from the current 800,000 tons to more than one million tons. This would give us the feedstock we need to significantly expand our production of higher-margin products. In order to pursue this goal, we are positioning ourselves for larger-scale projects and acquisitions by maintaining our financing capacity.

        In the near-term, our goal is to:

        . streamline production by increasing our capacity to produce key intermediate products such as ethylene and propylene and

        . produce higher-margin products, including resins and plastics, chemical products and synthetic fibers by adding or expanding production capacity.

        In order to support our ethylene expansion and to provide additional capacity and flexibility, we also plan to expand and renovate our oil refining capabilities. Doing so should permit us to produce additional feedstock for our ethylene expansion. By adding processing units to refine vacuum gas oil ("VGO") and residual oil, we should be able to produce more higher-margin petroleum products such as gasoline and diesel products and certain intermediate petrochemical products which can be sold or used as feedstock for our own downstream products.

        We are also implementing specific plans for improving operating efficiencies. These are designed to: (i) gain incremental improvements in capacity utilization from our existing facilities; (ii) reduce maintenance downtime by adopting more sophisticated maintenance and repair techniques; (iii) produce better cost control by implementing additional financial and operational reporting systems; and (iv) enable us to monitor market conditions and adjust our pricing and product mix responsively.

        During 2002, we enhanced our efforts to develop complete sets of technologies with the aim of securing technological support for core operations. We also increased our efforts to develop and market new products, with a view to lifting product quality and improving our product mix. We conducted more research on extended processing and the production of fine chemicals in a bid to strengthen extended processing, increase the utilization rate of resources and enhance the added value of our products.

        PRINCIPAL PRODUCTS

        We produce over 60 different types of products representing a broad range of synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. We use many of the important petroleum products and intermediate petrochemicals we produce in producing our own downstream products. The following table shows our 2002 net sales by major product as a percentage of total net sales together with the typical uses of these products.

          PRODUCT              % OF NET SALES                                 TYPICAL USE
          -------              --------------                                 -----------
SYNTHETIC FIBERS

Acrylic staple fiber                 2.57        Cotton-type fabrics and acrylic top

Polyester staple                     0.35        Textiles and apparel

Acrylic top                          7.28        High Bulk hand knitting yarn, blankets and fabrics

Polyester POY                        2.97        Low stretch yarn and drawn textured yarn polyester filaments and textiles

PP fiber                                         Industrial unwoven fabric, and textiles and apparel

PVA fiber                            0.51        Industrial products such as canvas, jeans fabric, nautical rope and fishing nets

Others                               1.85
                               --------------
     Sub-total                      15.53

RESINS AND PLASTICS

Polyester chips                      7.96        Polyester fibers, films and containers

LDPE pellets                        10.12        Films, ground sheeting, wire and cable compound and other injection molding products such as housewares and toys

PP pellets                           0.84        Extruded films or sheets, injection molded products such as housewares, toys and household electric appliance and automobile parts

PVA                                  8.26        PVA fibers, building coating materials and textile starch

LDPE film                            1.96        Agricultural greenhouse materials and packing for consumer products

Others                               0.51
                               --------------
     Sub-total                      29.65

INTERMEDIATE
PETROCHEMICALS

Ethylene                             2.06        Feedstock for Polyethylene, EG, PVC and other intermediate petrochemicals which can be further processed into resins and plastics and synthetic fiber.

Benzene                              1.08        Intermediate petrochemical products, styrene, plastics, explosives, dyes, detergents, epoxies and nylon

Ethylene oxide                       2.84        Intermediate for chemical and pharmaceutical industry, dyes, detergents and adjuvant

Butadiene                            1.92        Synthetic rubber and plastics

Ethylene glycol                      0.75        Fine chemicals

Others                               3.11
                               --------------
     Sub-total                      11.76

PETROLEUM PRODUCTS

Gasoline                             8.30        Transportation fuels

Diesel                              20.39        Agricultural fuels

Residual Oil                         0.21        Industrial fuels

Jet Oil                              3.11        Transportation fuels

Others                               4.78
                               --------------
     Sub-total                      36.79

Trading and Others                   6.27
                               --------------
     Total                         100.00
                               --------------

        PRODUCTION PROCESSES

        Our ethylene units are the key link in our vertically integrated production facilities. These units principally produce ethylene and propylene, while our aromatics plants principally produce paraxylene ("PX") and benzene. Ethylene is the major raw material in the production of low density polyethylene ("LDPE") and polyvinyl acetate ("PVA"). Ethylene is also used to make monoethylene glycol ("MEG") which, together with pure terephthalic acid ("PTA"), is used to manufacture polyester. Propylene is the major raw material in the production of acrylics and polypropylene ("PP"). All of these products are produced through intermediate steps from crude oil, our principal raw material. Our production processes are shown in the flow chart below.

[CHART APPEARS HERE]

        Our refinery units refine crude oil into five basic components: (1) atmospheric gas oil ("AGO"), (2) VGO, (3) residual oil, (4) gasoline, and (5) light diesel oil. The AGO is fed to the ethylene units primarily to produce ethylene and propylene. The VGO is further processed in a hydrocracking unit producing mainly light and heavy naphtha, liquified petroleum gas ("LPG"), diesel oil, various aromatic hydrocarbon products and jet fuel. Residual oil can be further processed into gasoline, diesel oil, LPG, propylene and other products.

        Intermediate Petrochemicals

        Ethylene - Ethylene is either directly processed into resins and plastics or further processed into other intermediate petrochemicals. The most important of these is MEG. MEG is a key ingredient in polyester. It is produced by oxidizing ethylene in the ethylene oxide ("EO")/ethylene glycol ("EG") unit. Ethylene is also used to produce vinyl acetate which is processed into PVA.

        Propylene - Propylene is either processed directly into PP resins or is further processed into other intermediate petrochemicals such as acrylonitrile, sodium thiocyanate and sodium cyanide. Acrylonitrile is used in producing acrylics.

        Vacuum gas oil - VGO is passed through the hydrocracker, and the resulting heavy naphtha is fed into the aromatics plants to produce PX and benzene. PX is processed into PTA, one of the raw materials in producing polyester.

        Resins and Plastics and Synthetic Fibers

        We process our intermediate petrochemical products into five kinds of synthetic fiber raw materials: (1) polyester, (2) polyacrylonitrile, (3) PP, (4) Polyethylene ("PE") and (5) PVA. Each of these five products has its own production line or lines. We further process polyester, polyacrylonitrile and polypropylene into various types of synthetic fibers.

        Polyester - MEG and PTA are fed into a polymerization unit which produces polyester chips and polyester melt. Both chips and melt are used as raw materials in the production of polyester staple and filaments. Some chips are also sold.

        Polyester staple fiber is a multi-strand fiber cut into short lengths which can be spun into fabric on its own or blended with cotton, wool or flax to produce textiles. Polyester filaments are a class of more highly processed polyester materials which have been drawn and oriented to produce a long thread-like fiber. Our initial processing produces polyester partially-oriented yarn ("POY"), which is an intermediate polyester filament product sold to textile enterprises for further processing.

        We also produce cotton-type and wool-type acrylic staple fibers. Wool-type acrylic staple can be processed to form acrylic top.

        Polyacrylonitrile - We produce polyacrylonitrile by feeding acrylonitrile into a polymerization unit. By passing the polyacrylonitrile through the fiber unit, acrylic fiber and acrylic staple fiber are produced, including cotton and wool type staple fibers. Wool acrylic staple fiber can be processed into acrylic wool strips.

        Polypropylene - We produce PP resins by feeding propylene into a polymerization unit. Our fiber grade PP resin is the main ingredient for PP fiber production. Some PP will be further processed in our PP fiber unit into PP fiber.

        Polyethylene - We have three sets of units producing polyethylene, two of which produce LDPE using the kettle type process, and the other unit produces all density polyethylene products using the Borstar bimodal process.

        Polyvinyl acetate -PVA granules are produced from vinyl acetate ("VAC"), derived from ethylene.

        RAW MATERIALS

        Crude Oil

        Crude oil is our primary raw material and the most significant raw material we purchase from outside sources. In 2002, crude oil purchases accounted for approximately 57.64% of our total cost of sales. Accordingly, the supply and price of crude oil are key factors in determining our profitability.

        Allocation and Transportation - The Chinese government asserts centralized management and control of the distribution of all crude oil, whether from domestic or foreign sources, and major petroleum products within China. Under this system, all our crude oil must first be allocated by Sinopec Corp. During 2002, we did not experience any significant problems in obtaining sufficient crude oil to meet our production needs.

        Sinopec Group is responsible for preparing an annual plan on demand and supply for crude oil and petroleum products that forms the basis of the Chinese government's annual "balancing plan" which effectively dictates how much crude oil we will receive each year. Further, because the plan applies not only to domestic onshore oil, but also to domestic offshore oil and imported crude oil, we must consult with Sinopec Group in order to switch to domestic offshore oil or imported crude oil to reduce our cost. Likewise, under the "balancing plan", some of our petroleum products are designated for sale to the subsidiaries of Sinopec Group or other designated customers and we must consult Sinopec Group to sell elsewhere. Therefore, we cannot freely sell our petroleum products to take advantage of any opportunities for higher-priced sales.

        We have received confirmation from Sinopec Corp that we will receive an allocation of 2 million tons of domestic onshore and offshore crude oil and 6.5 million tons of foreign crude oil in 2003. Sinopec Corp has further confirmed that, subject to Chinese national crude oil policy, it will continue to allocate sufficient quantities and appropriate kinds of crude oil to us, including domestic onshore, domestic offshore and foreign crude oil, for our anticipated annual needs. We anticipate fully utilizing our 2003 allocation of crude oil. We believe that the mix of crude oil feedstocks currently available is satisfactory for our 2003 production capacity and goals. Additionally, as part of China's WTO membership, a limited amount of crude oil was, for the first time, be available for import by non-state-owned enterprises in 2002, increasing each year. Although we did not and do not expect to make use of this potential source in the coming year or foreseeable future, non-state imports could become an attractive source over time.

        Crude Oil Mix - Our refining equipment is designed to process only certain grades of crude oil. Therefore, the origin and quality of the crude oil available can be important to our business. The overall mix of foreign versus domestic crude oil we process in 2003 will depend on a variety of factors, including the amount of future allocations of domestic onshore crude oil and the availability, price, quality, processing profitability and compatibility with our refining capabilities of foreign crude oil. Provided there are no significant modifications to the existing crude oil allocation policy, we believe that sufficient supplies of crude oil will be available on the domestic or international markets for our 2003 production capacity and goals.

        In 2002, our crude oil was sourced as follows:

                    Daqing Oilfield in Heilongjiang Province             2.41%

                    Shengli Oilfield in Shandong Province               18.51%

                    Domestic offshore and foreign crude oil             79.08%

                                                                Total:    100%

        As a result of a consistent decrease in the supply of domestic crude oil, we plan to continue to significantly increase the proportion of foreign crude oil we use. While we expect our mix of crude oil feedstocks to change as a result, we believe that we will be able to maintain our processing efficiency through technological adjustments of our equipment and quality control and that increased use of imported oil will not materially adversely impact our business and results of operations.

        Domestic onshore crude oil is transported by pipeline to China's east coast and then by oil tanker to our oil terminal wharf at Chenshan. Foreign and domestic offshore crude oil is supplied by tanker to our oil terminal wharf. See
Item 4D. Property, Plants and Equipment -Wharfs.

        In the past, we have not experienced disruption in our crude oil supply. We have on-site crude oil storage tanks capable of storing approximately 460,000 cubic meters of crude oil. This crude oil storage can provide us with approximately 20 days' supply of crude oil. Generally, these storage tanks remain nearly full to minimize the effect of any temporary disruption in the supply of crude oil.

        Pricing - The price of domestic onshore crude oil is controlled by CNPC and Sinopec Group based on government pricing policies, while the price of domestic offshore and foreign crude oil is generally allocated to us at prevailing international market prices. The average cost of foreign and domestic offshore crude oil in 2002 was RMB1,588 (US$191.85) per ton and RMB1,537 (US$185.69) per ton, respectively. In 2002, we processed 672,700 tons of domestic offshore crude oil and 5,201,400 million tons of foreign crude oil.

        Beginning June 1998, the Chinese government established a unified pricing system for crude oil. Each month, the State Planning Commission established an indicative price for each grade of domestic onshore crude oil based on comparable international market prices, inclusive of any duties that would have been imposed had the oil been imported. The actual price for domestic onshore oil would be such indicative price plus a surcharge. This surcharge was determined by CNPC and Sinopec Group to reflect any transportation and other miscellaneous costs that would have been incurred in having the oil delivered to various refineries. In March 2001, the State Planning Commission ceased publishing an indicative price. Instead, the indicative price for domestic onshore oil is calculated and determined directly by CNPC and Sinopec Group based on the principles and methods formerly applied by the State Planning Commission. However, this pricing system only applied to domestic onshore crude oil that we purchased from CNPC's oilfields, or Daqing Crude Oil. Beginning in 2000, Sinopec Group adopted a new pricing mechanism for Shengli Crude Oil and now sets the price by reference to international crude oil prices. Although this more closely reflects trends in international markets, the timing of the price adjustments can result in prices that differ significantly from the then current international market prices.

        In 2002, the average price we paid for Daqing Crude Oil was RMB1,340 (US$161.89) per ton and the average price we paid for Shengli Crude Oil was RMB1,390 (US$167.93) per ton. In 2002, we processed 179,000 tons of Daqing Crude Oil and 1,375,200 tons of Shengli Crude Oil.

        Sinopec Corp has undertaken that it will allocate crude oil to us in quantities and at prices no less favorable than the quantities received and prices paid by other enterprises that it controls. On this basis, we believe that any changes in crude oil prices should not have a material effect on our competitiveness with other domestic producers. Nevertheless, any increase in the price of crude oil could have an adverse impact on our profitability to the extent we are unable to pass cost increases on to our customers.

        Coal

        Unlike crude oil, coal is not subject to government allocation. We purchase coal directly from the Datong mines in Shanxi Province. Coal is transported by rail from the mines to Qinhuangdao port and shipped by barge to Jinshan where it is delivered to the plant via a wharf and conveyer system. Our cost of coal is materially dependent on transportation charges. Although coal may be purchased from alternative sources, railroad transportation must be obtained by allocation from the Chinese government on a monthly basis.

        We expect that our total requirement for coal to generate electricity in 2003 will be approximately 1.70 million tons. In 2002, we consumed approximately
1.62 million tons of coal, an increase from 2001 of approximately 0.37 million tons.

        Other Raw Materials

        We produce most of the raw materials used as feedstock for our operations. If any of these raw materials, other than ethylene, are not available through internal production, we believe that there are sufficient alternative sources at reasonable prices so as not to have a significant effect on our operations and profitability.

        We purchase some ancillary raw materials from outside sources. These raw materials include methanol, ammonia, sodium hydroxide, sulfur, acetone, acrylonitrile, PTA, propylene and a variety of catalytic agents. In 2002, the total cost of these materials accounted for approximately 15.47% of our total cost of sales. We do not expect any difficulty in obtaining a supply of any of these ancillary raw materials in amounts adequate to meet our needs in the foreseeable future.

        CAPITAL EXPANSION PROGRAM

        Our principal capital expansion projects for the near term are summarized in the table and further described below. In aggregate, we expect that total investment in the projects described will be RMB1,061 million (US$128.18 million). This amount will be funded internally and by bank loans. In 2000, 2001 and 2002 we invested RMB1,572.92 million (US$190.03 million), RMB4,358.18 million (US$526.52 million) and RMB 2,404 million (US$290.43 million), respectively, in capital expansion projects.

                                             Existing Rated   Added Rated    Percent    Expected
                                                Capacity       Capacity     Increase   Completion
             Name of Project                  (tons/year)     (tons/year)     (%)         Date             Status
-----------------------------------------    --------------   -----------   --------   ----------   --------------------
ETHYLENE EXPANSION AND
 RELATED PROJECTS

 Principle Ethylene Unit Expansion                 400,000       300,000         75         2002    Completed

 New No. 4 PE Unit                                      --       250,000         NA         2002    Completed

 New No. 3 PP Unit                                      --       200,000         NA         2002    Completed

REFINING CAPACITY EXPANSION

 New Medium Pressure Hydrocracking Unit                 --     1,500,000         NA         2002    Completed

EXPANSION OF NEW AND EXISTING
DOWNSTREAM PRODUCTS

 EG Unit Expansion                                 150,000        75,000         50         2002    Completed

 Terylene Short Fiber United Unit No.4, 5
  and 6 Lines Localization Renovation               45,000                                  2002    Completed
 No.1 Polyester Unit Technical Renovation               --       150,000         NA         2004    Construction
                                                                                                    approved

 12,000-ton/year Terylene Industrial                    --        12,000         NA         2004    Construction
  Filament Expansion Project                                                                        approved

OTHER PROJECTS

 200MW Power Plant Expansion                         500MW     1st phase         20         2002    Completed
                                                                  100 MW

                                                               2nd phase         20         2005    Earlier Construction
                                                                  100 MW

 Acrylonitrie Unit Renovation                       60,000        70,000        116         2003    Under construction

NA - not applicable.

        Ethylene Expansion and Related Projects

        The principal projects are:

        . A 300,000 ton expansion of our principal ethylene unit from a Rated Capacity of 400,000 tons to a Rated Capacity of 700,000 tons. This expansion should increase our aggregate Rated Capacity for ethylene production to 845,000 tons.

        . A new PE unit with a Rated Capacity of 250,000 tons and a new PP unit with a Rated Capacity of 200,000 tons.

        The completion of these ethylene projects should enable us to remain one of China's largest producers of ethylene and plastics. These projects were completed and commenced production in the first half of 2002.

        We consider expanding ethylene capacity a key near term growth. This will not only add substantial new capacity for producing downstream products and new varieties of downstream products, but should also result in further overall utilization and efficiency improvements. The expansion of the ethylene plant and its related downstream facilities has significantly increased our production capacity of products such as PP, PE, EO and EG. We estimate that the domestic market demand for these products will exceed domestic supply for the foreseeable future. This should result in a stronger competitive position through greater economies of scale.

        Refining Capacity Expansion Plans

        To meet the requirements of the planned ethylene expansion and to increase our capability to meet demand for higher-margin petroleum products, we have expanded and renovated our oil refining facilities. The principal steps are:

        . Renovating our existing No. 2 atmosphere and vacuum distillation facility to increase the facility's Rated Capacity from 2.5 million tons to 6.0 million tons. This step was completed during 2000.

        . Constructing a new medium pressure hydrocracking unit with a Rated Capacity of 1.5 million tons. The unit was completed in 2002. Both of these projects should enable us to meet our production capacity of feedstocks (necessary for the ethylene expansion) and to produce greater amounts of petroleum products generally.

        Expansion of New and Existing Downstream Petrochemical Products

        As a fully integrated petrochemical complex, we produce a wide range of intermediate and downstream petrochemical products. We plan to further increase our production of higher-margin products by (i) adjusting our product mix, (ii) further processing existing products into higher-margin downstream products and
(iii) adding new production capacity for higher-margin downstream products.

        To adjust our product mix, we:

        . intend to manage existing production capacity to maximize production of higher-margin products as market conditions permit;

        . will continue to externally source a portion of our raw materials and petrochemical intermediates to fully utilize existing production capacity for higher-margin products.

        To add production capacity for higher-margin products we:

        . completed the technical renovation of units No. 4, 5 and 6 terylene short fiber lines in 2002, which has consequently increased the production capacity of terylene short fiber.

        . will implement technical innovations on our No. 1 polyester unit to expand its production capacity. At the same time, we will implement the 12,000-ton/year Terylene Industrial Long Fiber Expansion Project and increase the output of higher-margin synthetic fibers. Both projects are expected to be completed and begin production in 2004.

        Other Projects

        In order to adjust our capital expansion projects, we suspended the development of a crude oil pier and depot on Cezi Island at Zhoushan, near Shanghai. The date for resumption of the construction has not yet been decided. Furthermore, the first phase in our 200MW coal-fired power plant expansion has been completed and begun production in the end of 2002. We plan to continue the construction of the second phase in our 100MW coal-fired power plant, which is expected to be completed and begin production in 2005.

        In 1999, we entered into an agreement to acquire 38.26% of Shanghai Chemical Industry Park Development Co., Ltd (the "Chemical Park Company") of which we injected our entire investment of RMB 607.8 million (US$73.43 million) as of December 31, 2002. The Chemical Park Company was established to develop Shanghai Chemical Industry Park, the primary industrial park in Shanghai to house multi-national petroleum and chemical companies. Other shareholders of the Chemical Park Company include companies controlled by the Shanghai Municipal Government.

        In addition to the foregoing projects, ongoing technological improvements and other small scale capital expansion projects, we are exploring expansion opportunities through acquisitions and other business combinations. We believe that acquisitions will become an increasingly important component of our expansion strategy.

        SALES AND MARKETING

        Pricing

        Historically, allocations and prices of all petrochemical products were set by the Chinese government. However, the Chinese government has gradually relaxed its control over the allocation and pricing of most petrochemical products. In 2000, 2001 and 2002, approximately 63%, 67% and 40% respectively, of our products by sales volume were sold outside Chinese governmental control. Most of these sales were made at sales conferences that we sponsored. We believe that the marketing system in China will continue to undergo further change in the future.

        Delivery of most products is made pursuant to short-term sales contracts with our customers. We had no significant write-offs or defaults on our accounts receivable or other trade accounts in 2002 and generally do not experience seasonal fluctuations in product sales.

        Distribution

        The distribution of the Company's petroleum products is still subject to government regulations. We are required to sell certain petroleum products to the subsidiaries of Sinopec Group or customers designated by Sinopec Group. However, the Company has the autonomy to decide on the distribution of its other products in line with market conditions.

        We generally sell our products to larger trading companies and industrial users with whom we have long-standing relationships, including Sinopec Group or customers designated by Sinopec Group. Despite the rapid changes occurring in the market, we believe that these long-standing relationships will continue to provide us a stable customer base. At the same time, we intend to strengthen our relationships with these existing customers, especially industrial long-term users, by expanding our sales force and improving technical support and after-sales services. Given the range of products we offer and our customer profile, we will continue to sell a significant proportion of our products through large-scale wholesalers and trading companies.

        Generally large-scale wholesalers and trading companies provide very attractive wholesale pricing terms and excellent liquidity. Many of these trading companies are strong, efficient and economically viable and have developed extensive and efficient distribution systems. Although we will continue to use these distribution systems, we intend to increasingly use the trading companies as agents rather than distributors. An agency relationship should enable us to utilize a distributor's network while developing stronger direct relationships with the ultimate purchasers. We are also considering establishing our own sales and distribution network. Currently our products are still principally sold to trading companies and industrial users.

        Geographic breakdown

        Our customers are concentrated in the eastern China region, which has been experiencing economic growth generally in excess of the national average. In 2000, 2001 and 2002, approximately 81.30%, 86.33% and 82.91% of synthetic fibers, 91.31%, 90.15% and 92.35% of resins and plastics, 83.82%, 93.61% and
83.22% of intermediate petrochemicals, and 94.15%, 95.59% and 88.54% of petroleum products were sold in the eastern China region, respectively.

        Exports in 2000, 2001 and 2002 were 1.7%, 1.5% and 4.8% of total sales, respectively. As a result of the changes in domestic demand and the needs of developing enterprises, we plan to gradually increase exports.

        Product breakdown

        Synthetic Fibers - In 2002, 1.86% of our synthetic fiber products were purchased by provincial and municipal government trading companies that act as intermediaries between us and end-users. No single customer accounted for more than 7.77% of our sales of synthetic fibers in 2002.

        Resins and Plastics - In 2002, approximately 7.2% of our resins and plastics sales were to provincial and municipal government trading companies and approximately 58.66% were sold to industrial users. No single customer accounted for more than 17.75% of our sales of resins and plastics in 2002.

        Intermediate Petrochemicals - We sell a large number of intermediate petrochemicals, few of which are sold in substantial quantities.

        Shanghai Chlor-Alkali Chemical Co. Ltd. ("Chlor-Alkali") is the principal outside consumer of our ethylene. In 2002, we sold 104,900 tons of ethylene to Chlor-Alkali, all of which was made outside of the State Plan and sold at market prices. We expect to sell 90,000 tons of ethylene to Chlor-Alkali in 2003.

        Petroleum Products - In 2002, our primary gasoline and diesel customers were wholesale distribution companies owned by local and provincial government entities in eastern China. We sold residual oil directly to industrial end-users for use as industrial fuel and as feedstock to produce high-margin petroleum products.

        PRODUCT PRICING

        Most of our products are permitted to be sold at market prices. However, among our major products, three types of petroleum products- gasoline, diesel and jet oil- which account for approximately 33% of our sales, remain subject to varying degrees of government pricing control and are, accordingly, sold at prices set by the Chinese government. In 2002, approximately 60% of our net sales were from products subject to price controls. Price controls may apply to these products in various ways. In some cases they are applied only to a portion of our sales of the controlled product or to only a portion or none of one of our competitor's output. We believe that the Chinese government will continue relaxing state control over the pricing of petrochemical products and eventually permit all of our products to be priced by the market.

        For products that are not subject to price controls, we set our prices with reference to prices in the major Chinese chemical commodities markets in Shanghai and other parts of China. We also monitor pricing developments in major international commodities markets, particularly in Southeast Asia. In most cases, we revise product prices each month, or more frequently during periods of price volatility. Due to our economies of scale, brand recognition and general high quality of products, we believe that we can continue to price our products competitively while maintaining overall profitability.

        COMPETITION

        We compete principally in the Chinese domestic market where 95.23% of our products were sold in 2002. In addition, the limited transportation infrastructure in China and the difficulties involved in transporting petrochemical products force companies to compete primarily on a regional basis. In 2002, 88.05% of our net sales were made to customers in Shanghai and its six nearby provinces.

        Our Competitive Advantages

        We believe our primary competitive advantages are quality, price, brand recognition, location and vertical integration. We have received many prizes and awards from both central and local government authorities for product quality. Furthermore, our location on the outskirts of the densely populated and highly industrialized Shanghai area places us in close proximity to many of our customers. This location also gives us convenient access to ocean transport and inland waterways which results in a competitive advantage in terms of transportation cost and reliability and punctuality of product delivery. We believe this geographic advantage will become even more pronounced as China's WTO entry generates increased commerce and demand for our products in eastern China.

        We believe that our vertical integration represents a significant competitive advantage over non-integrated competitors in China, both in terms of reliability of delivery and price. For most downstream products, our vertical integration results in significant savings on transportation and storage costs which would be incurred by less vertically integrated facilities.

        The Competitive Environment

        Prior to 1993, because distribution and pricing of our products were determined in accordance with the State Plan, we did not operate in a competitive environment. With the liberalization of control over pricing and product allocation by the Chinese government, gradual moves toward competition in the domestic market have begun and are expected to increase.

                FOREIGN COMPETITION AND THE WORLD TRADE ORGANIZATION

        China joined the WTO on December 11, 2001. As part of its membership, China has committed to eliminate some tariff and non-tariff barriers to foreign competition in the domestic petrochemical industry that benefited us in the past. In particular, China has reduced tariffs on imported petrochemicals products that compete with ours to 2.8% to 14.2% from 5% to 17% and, over the next two years,

        . will permit increasing levels of foreign investment in the domestic petrochemicals industry, allowing foreign investors to own 100% of a domestic petrochemicals company by December 11, 2004;

        . will gradually relax restrictions on the import of crude oil by non-state companies;

        . will grant foreign-owned companies the right to import petrochemical products;

        . will permit foreign companies to distribute and market petroleum products in both retail and wholesale markets in China;

        As a result of these measures, we will likely face increased competition from foreign companies in the near future and longer term. Changes in crude oil import and distribution could potentially disrupt our current supply arrangements with Sinopec Corp.

        Nevertheless, we think that we will be able to meet the challenge of China's WTO entry.

        In connection with its impending entry into the WTO, the Chinese government took early steps to reduce protection from import barriers. Tariffs have been gradually reduced beginning in 1997. Tariffs on petrochemical products which compete with our products ranged from 5% to 17% before WTO entry and have now been reduced to 2.8% to 14.2% with further reductions planned until they reach 0% to 6.5%. Foreign imports are likely to reduce the prices for domestic petrochemical products and may reduce our net sales. Nevertheless, we believe that our products have been, and will continue generally to be, competitive with imports. We will also benefit from a tariff reduction on crude oil which will be eliminated by December 11, 2006. These early steps and pending tariff reductions have exposed us to international competition early and should help us meet increased competition as China's WTO entry begins to affect our markets.

        In addition to tariff reductions, China will liberalize the import of crude oil and the distribution of processed oil and other petrochemical products. Import and export of crude oil has historically been limited to designated state-owned companies. China agreed to allocate 7.2 million tons of crude oil to non-state traders in 2002 and to increase this amount by 15% each year for 10 years, at which time the growth rate will be reviewed by interested WTO member countries. Similarly, several categories of processed oil are also subject to state trading. China will allocate 4 million tons of processed oils to non-state traders and increase this amount by 15% annually for 10 years. Review of this amount by member countries will occur in 2004. In concurrent commitments, China has agreed that minority foreign-owned enterprises would receive trading rights by December 11, 2002, majority foreign-owned enterprises would receive trading rights by December 11, 2003 and wholly foreign-owned enterprises would receive trading rights by December 11, 2004. These changes could, in the long-term, open up alternative sources of crude oil that are not available to us today. They will also, no doubt, create additional foreign investment in China's petrochemical industry and additional competition for us.

        Overall, we think that China's WTO entry will create substantial amounts of new investment and business in China, with a corresponding increase in sales opportunities for us. Based on our good competitive position, we believe that we will be able to capture additional sales that will offset the negative impact of increased competition.

        Our Competitive Position

        In the following discussion, our internal consumption of resins and intermediate petrochemicals produced by integrated manufacturers in the production of downstream products are treated as sales.

                SYNTHETIC FIBERS

        In 2002, we had approximately a 3.0% share and imports had approximately a 13.9% share of total domestic polyester, acrylic and polypropylene consumption. We attribute the high level of imports to a variety of factors, including a shortage in the domestic supply and the importation of synthetic fibers into special economic zones in China, where tariffs are not imposed on imports processed for re-export.

        The following table summarizes the competitive position of our principal synthetic fibers according to domestic sales in 2002.

                                                                           Principal
                                                            Location of    domestic
                            Our share of         Our         principal    competitor's     Imports'
                              domestic       competitive     domestic       share of       share of
  Product                    consumption       ranking      competitor    consumption     consumption
------------------------    -------------    -----------    -----------   ------------    -----------
 Polyester staple fiber             2.4%              6     Jiangsu             11.2%          17.2%
 Polyester filament                 0.8%             17     Zhejiang             6.2%           6.8%
 Acrylic                           15.4%              1     Anhui                7.5%          42.0%

-----------
Sources: Statistics provided to us by the Sinopec Group and the China National Council of Textiles. For reference only.

                RESINS AND PLASTICS

        In 2002, we had approximately a 5.8% share and imports had approximately a 35.5% share of total domestic resins and plastics consumption. The following table summarizes the competitive position of our principal resins and plastics products according to domestic sales in 2002.

                                                                           Principal
                                                            Location of    domestic
                            Our share of         Our         principal    competitor's     Imports'
                              domestic       competitive     domestic       share of       share of
  Product                    consumption       ranking      competitor    consumption     consumption
------------------------    -------------    -----------    -----------   ------------    -----------
 Polyester chips                    5.7%              2     Jiangsu             20.0%           3.1%
 PVA granules                      16.0%              1     Sichuan             15.9%          12.8%
 PE                                 5.4%              2     Beijing              7.1%          56.3%
                                                            Yanshan
 PP                                 5.9%              2     Beijing              6.5%          39.6%
                                                            Yanshan

-----------
Sources: Statistics provided to us by Sinopec Group. For reference only.

                INTERMEDIATE PETROCHEMICALS

        In 2002, we were one of the largest sellers of intermediate petrochemicals in China and had an 8.4% share of the total domestic consumption. Imports had approximately a 36.5% share of domestic consumption. Ethylene, benzene and butadiene are our major intermediate petrochemical products. We are currently the largest ethylene producer in China.

                PETROLEUM PRODUCTS

        In 2002, we had a 2.7% share of the total domestic petroleum products market while imports held a 6.4% share. Although we have one of the larger refining capabilities in China, we use most of our refining capacity to produce feedstock for our own downstream processing of petrochemical products.

        The domestic markets for each of our major petroleum products are geographically fragmented because these markets tend to be highly localized with individual producers controlling a large share of the markets in their locality. In 2002, we sold approximately 88.54% of our petroleum products in Shanghai and its six nearby provinces.

        ENVIRONMENTAL PROTECTION

        We are subject to national and local environmental protection regulations which currently impose a graduated schedule of fees for the discharge of waste substances, require the payment of fines for pollution and provide for the forced closure of any facility which fails to comply with orders requiring it to cease or cure certain environmentally damaging practices. We have established environmental protection systems to treat certain of our waste materials and to safeguard against accidents. Because of the nature of our business, however, we store and discharge into the environment a significant amount of waste substances. During 2002, we were assessed a total of RMB14.8 million (US$1.79 million) in fees for discharges of waste substances. As of March 31, 2003, we had not been assessed any fines for environmental violations and there were no actions pending or threatened which would result in the assessment of such a fine.

        We believe our environmental protection facilities and systems are adequate for the existing national and local environmental protection regulations. However, there can be no assurance that Chinese national or local authorities will not impose additional regulations which would require additional expenditures in respect of environmental matters in the future.

        INSURANCE

        We currently maintain insurance coverage with Sinopec Group which, as of December 31, 2002, was approximately RMB18.787 billion (US$2.270 billion) on our property and facilities and approximately RMB1.926 billion (US$232.685 million) on our inventory. Transportation vehicles and products in transit are not insured by Sinopec Group. We maintain insurance policies for these assets with The People's Insurance Company of China. The Sinopec Group insurance coverage is compulsory and applies to all enterprises controlled by Sinopec Group, pursuant to guidelines of Sinopec Group which may not be legally enforceable against Sinopec Group. Thus, there is some doubt under Chinese law whether we could enforce insurance claims against Sinopec Group.

        We do not carry any third party liability insurance to cover claims in respect of personal injury, property or environmental damage arising from accidents on our property or relating to our operations other than on our transportation vehicles. We have not had a third party liability claim filed against us during the last five years. Since business interruption insurance is not customary in China, we do not carry it.

    C.  ORGANIZATIONAL STRUCTURE.

        OUR SUBSIDIARIES

        Our significant subsidiaries are listed below:

                                                             JURISDICTION OF     OUR OWNERSHIP INTEREST
                         SUBSIDIARY NAME                      INCORPORATION        AND VOTING POWER
                         ---------------                     ---------------     ----------------------
                                                                                          (%)
Shanghai Petrochemical Investment Development                     China                   100
Company Limited

SPC Marketing Development Corporation                             China                   100

China Jinshan Associated Trading Corporation                      China                    70

Shanghai Jinhua Industrial Company Limited                        China                    81.46

Shanghai Jindong Petrochemical Industrial Company                 China                    60
Limited

Zhejiang Jinzhe Petrochemical Associated Company                  China                    58.43
Limited

Shanghai Golden Way Petrochemical Company Limited                 China                    75

Shanghai Jinchang Engineering Plastics Company                    China                    50.38
Limited

Shanghai Golden-Phillips Petrochemical Company                    China                    60
Limited

Zhejiang Jin Yong Acrylic Fibre Company Limited                   China                    75

Shanghai Petrochemical Enterprise Development Company             China                   100
Company Limited

Shanghai Petrochemical Jianghai Textiled Yarn Plant               China                   100

        During 2002, we deregistered Shanghai Jinyang Acrylic Fiber Plant, which was a wholly-owned subsidiary of the Company, and incorporated the business into our Acrylic Fibers Division.

        SINOPEC CORP

        We are a member of a group (defined as a parent and all its subsidiaries) for purposes of the disclosure rules of the Securities and Exchange Commission. The parent company of this group is Sinopec Corp, our controlling shareholder. Sinopec Corp is operated by separate management and from time to time uses its interest as a shareholder to direct our policies and management. We have extracted the following information regarding Sinopec Corp from its public filings:

        OVERVIEW

        Sinopec Corp is an integrated petroleum and petrochemical company with upstream, midstream and downstream operations. Based on 2001 turnover, Sinopec Corp is the largest listed company in China and one of the largest petroleum and petrochemical companies in both China and Asia. Sinopec Corp is one of the largest refiners, distributors and marketers of gasoline, diesel, jet fuel and most other major refined products in China and Asia with principal markets in the eastern and southern regions of China. Sinopec Corp is also a producer and distributor of petrochemicals in China and additionally explores for, develops and produces crude oil and natural gas principally to supply its refining and chemical operations.

        Subsidiaries

        Details of Sinopec Corp's principal subsidiaries are given in the table below. Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, all of the above principal subsidiaries are incorporated in China.

                                                      SINOPEC CORP'S
                                                    DIRECT ATTRIBUTABLE
                NAME OF COMPANY                       EQUITY INTEREST              PRINCIPAL ACTIVITIES
                ---------------                     -------------------            --------------------
                                                            %
Sinopec Beijing Yanhua Petrochemical Company               70.01           Manufacturing of intermediate
 Limited                                                                   petrochemical products
Sinopec Sales Company Limited                             100.00           Marketing and distribution of refined
                                                                           petroleum products
Sinopec Shengli Oilfield Company Limited                  100.00           Exploration and production of crude
                                                                           oil and natural gas
Sinopec Fujian Petrochemical Company Limited*              50.00           Manufacturing of plastics,
                                                                           intermediate petrochemical products
                                                                           and petroleum products
Sinopec Maoming Refining and Chemical                      99.81           Manufacturing of intermediate
 Company Limited                                                           Petrochemical products and petroleum
                                                                           Products
Sinopec Qilu Petrochemical Company Limited                 82.05           Manufacturing of intermediate
                                                                           petrochemical products and petroleum
                                                                           products
Sinopec Shanghai Petrochemical Company Limited             55.56           Manufacturing of synthetic fibers,
                                                                           resin and plastics, intermediate
                                                                           petrochemical products and petroleum
                                                                           products
Sinopec Shijiazhuang Refining-Chemical Company             79.73           Manufacturing of intermediate
 Limited                                                                   Petrochemical products and petroleum
                                                                           Products
Sinopec Kantons Holdings Limited                           72.40           Trading of crude oil and petroleum
                                                                           Products
Sinopec Wuhan Petroleum Group Company                      46.25           Manufacturing of intermediate
 Limited*                                                                  Petrochemical products and petroleum
                                                                           Products
Sinopec Wuhan Phoenix Company Limited*                     40.72           Manufacturing of intermediate
                                                                           Petrochemical products and petroleum
                                                                           Products
Sinopec Yangzi Petrochemical Company                       84.98           Manufacturing of intermediate
 Limited                                                                   Petrochemical products and petroleum
                                                                           Products
China Petroleum International Company Limited             100.00           Trading of crude oil and petrochemical
                                                                           products.
Sinopec Yizheng Chemical Fibre Company Limited*            42.00           Production and sale of polyester chips
                                                                           and polyester fibers
Sinopec Zhenhai Refining and Chemical Company              71.32           Manufacturing of intermediate
 Limited                                                                   Petrochemical products and petroleum
                                                                           Products

Sinopec Zhongyuan Petroleum Company                        75.00           Exploration and production of crude
 Limited                                                                   oil and natural gas

* Sinopec Corp controlled the board of this entity and had the power to govern its financial and operating policies.

    D.  PROPERTY, PLANTS AND EQUIPMENT.

        REAL PROPERTY

        Our corporate headquarters and production facilities, occupying an area of approximately 7.03 square kilometers, are located in Jinshanwei, approximately 75 kilometers from downtown Shanghai. The total gross floor area of all our production and other facilities is approximately 2 million square meters. We own all of the buildings and facilities located at the site. We have the right to use the land upon which our buildings and facilities are located for a term of 50 years beginning in 1993 without the payment of any rent or usage fees other than land use taxes. We also have the right to transfer our land use rights to third parties without any payment to the Chinese government, so long as the use of the land remains the same as when the land use right was granted to us and the terms of the land use right we received will be applicable to any transferee.

        PLANTS AND FACILITIES

        The following charts set forth the Rated Capacities of our principal production units. The actual production capacity of a production unit can exceed Rated Capacity and may be further increased without increasing the Rated Capacity through technical improvements or expansion of the unit. The utilization rate of a production unit is based upon Rated Capacity rather than actual production capacity and may vary with technical enhancements, changes in production management and scheduling of maintenance.

        The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for petroleum products and intermediate petrochemicals in 2002:

Production Unit (number of units)        Rated Capacity (tons)      Utilization Rate(%)
---------------------------------        ---------------------      -------------------
Crude oil distillation units (2)                    8,800,000                    80.22
*Hydrocracker(2)                                    3,000,000                    77.72
*Ethylene units (2)                                   845,000                   104.48
Aromatics unit                                        235,000                    88.72
PTA unit                                              280,000                   106.86
*EO/EG unit                                           225,000                    86.01
Acrylonitrile unit                                     65,000                   115.00
Acetaldehyde unit                                      42,000                   104.69
Acetic acid unit                                       45,000                    51.70
Residual oil processing plant                       1,000,000                    95.97

*       Including the units completed and put into production in 2002.

        Our two crude oil distillation units were designed and built in China. In 2002, the actual amount of crude oil we processed was approximately 7.43 million tons. Our hydrocracker uses technology from United Oil Products Corporation of the United States. Our first ethylene unit uses technology from Mitsubishi Petrochemical Corporation of Japan. The second ethylene unit uses technology from ABB Lummus Global Inc. of the United States. The aromatics unit uses technology from Universal Oil Products Corporation of the United States. The PTA unit uses technology from Mitsui Petrochemical Corporation of Japan. The EO/EG unit was constructed using technology from Scientific Design Corporation of the United States.

        The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for resins and plastics and synthetic fibers in 2002:

Production Unit (number of units)        Rated Capacity (tons)      Utilization Rate(%)
---------------------------------        ---------------------      -------------------
Polyester units (2)                                  400,000                    101.42
*Polyester staple units (2)                          155,600                    100.53
Polyester filament units (4)                          64,000                     96.78
Acrylic staple fiber units (2)                       139,000                    104.12
Acrylic top units (1)                                 10,000                    133.87
*Polyethylene units (3)                              408,000                     87.21
Polythylene film blowing facilities (2)               42,000                     71.43
*PP units (3)                                        400,000                    103.12
PP staple fiber unit                                  17,000                    126.09
PVA unit                                              86,000                    109.93

*       Including the units completed and put into production in 2002.

        Our polyester units use technology from Kanebo Corporation of Japan and E.I. Dupont DeNemours & Co. Inc. ("Dupont") of the United States. The polyester staple units use technology from Teijin of Japan and Jima of Germany as well as Chinese technology. The polyester filament units use technology from Murata Manufacturing Company Limited and Teijin Corporation of Japan, Barmag AG of Germany and Dupont. We produce polyethylene in three units, two LDPE units which use technology from Mitsubishi Petrochemical Corporation of Japan,West Germany BASF LDPE technology and one HDPE unit uses the Borstar bimodal polyethylene technology from Northern European Chemical Engineering Company].

        The acrylic fiber units were built domestically, based on a design of equipment which had been imported into China in the 1960s and that we substantially improved. In 1996, we acquired two additional acrylic fiber units which use technology from the Kawasaki Corporation of Japan. We produce PP in three identical units using technology from Himont Corporation of the United States. The PP staple fiber unit employs technology from FARE Company of Italy. The PVA unit uses technology acquired from Kuraray Corporation of Japan.

        POWER FACILITIES

        Our electricity requirements are currently supplied by our own 275 MW oil-fired power plant, 225 MW coal-fired power plant and 100 MW coal-fired power plant and petroleum coke power plant. These power plants are designed to supply power sufficient for all of our facilities. We are connected to the East China electricity grid system, which provides a back-up source of power in case of a shortfall in our power supply. Our power gap is currently made up by East China Power Network.

        OTHER FACILITIES

        We also have facilities to produce industrial water, steam, hydrogen, oxygen and nitrogen which we use in our production facilities.

        MAINTENANCE

        We conduct a regular maintenance program on all production equipment. Maintenance is performed by Sinopec Group, as the successor to Sinopec, under a services agreement we signed with Sinopec in March 1998. In addition, we employ approximately 4,350 engineers, technicians and other personnel who are employed by the various production units to perform day-to-day maintenance and repair.

        TRANSPORTATION-RELATED FIXTURES

        Crude oil, our principal raw material, is transported by pipeline to the coast and then by oil tanker to the oil terminal wharf at Chenshan. Our products leave the factory by water, rail, road and pipeline. In

2002, approximately 62.5% of our products by sales volume were collected by customers from our premises, and we delivered the balance. Our major ethylene customer is supplied via a pipeline. Some of the products collected by customers were also transported using our facilities.

        Wharfs

        We own two chemical wharfs at Jinshan with four berths of 3,000, 5,000, 10,000 and 25,000 tons. We also own a connecting pipeline capable of loading up to approximately 1.4 million tons of chemical products annually onto ocean-going barges and ships. In 2002, products representing 46.3% of total sales volume were shipped from the wharf. We also have a facility to load ships and barges which use the region's inland waterways. In 2002, products representing 12.8% of total sales volume were shipped from these facilities. We believes that we have a competitive advantage because a greater proportion of our products are shipped by water as opposed to rail and truck. Additionally, we own facilities for receiving crude oil and coal at docks that we own and transporting such materials by pipeline or conveyor to our production facilities.

        We own an oil terminal wharf at Chenshan, Zhapu, Pinghu County, Zhejiang Province, which is comprised of two berths, each of which is capable of handling 45,000 ton vessels. Two 25 kilometer pipelines connect this oil terminal wharf with our facilities.

        Rail

        We own a railroad loading depot with an annual capacity of 500,000 tons. The depot provides access via a spur line to the national Chinese railway system. In 2002, products representing 3.4% of total sales volume were transported from the factory by rail. Our ability to transport products by rail is limited because of China's overburdened railway system, the use of which remains strictly controlled and allocated by the Chinese government.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

    A.  OPERATING RESULTS.

        GENERAL

        The Company's financial performance has been affected by factors arising from operating in a planned economy which are beyond its control. However, with China's WTO accession, the impact of these factors has been gradually lessening.

        In 2002, the world economy was recovering gradually, whereas China's economy continued to grow rapidly. Spurred by the rise of oil prices and increase in demand, the petrochemical industry witnessed a price recovery in most of its products since February 2002, improving, to a certain extent, the general business environment for us. In addition, our production capacity further grew and consequently unit production costs decreased effectively, with the commissioning of our capital expenditure projects. As a result, our business performance in 2002 improved by a relatively large margin compared with that of the previous year.

        In 2001, we faced the twin challenges of poor demand, resulting from the worldwide economic downturn and downturn in the petrochemical industry. These factors combined to dramatically drive down the prices for our products and our profits for 2001. Although the average price of crude oil also declined in the same period, it was not enough to offset price pressures. We expect this pressure to continue through 2002 and to begin to abate as the world economy recovers. Competition from regional producers will continue unabated due to China's WTO commitments which reduced tariffs on petrochemical products that compete with ours from 5% to 17% to the current range of 2.8% to 14.2%. To the extent that trade restrictions are relaxed further, foreign competition may increase. However, the prices of our major products are already near to those of imports after tariff reduction. Therefore, we do not expect that the impact of tariff reductions will be severe.

        CRITICAL ACCOUNTING POLICIES

        Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards. Our principal accounting policies are set out on pages F-11 to F-17 of our consolidated financial statements. International Financial Reporting Standards require that we adopt the accounting policies and estimation techniques that are most appropriate in the circumstances for the purpose of giving a true and fair view of our results and financial condition. However, different policies, estimation techniques and assumptions in critical areas could lead to materially different results, in particular:

        Impairments

        If circumstances indicate that the net book value of an asset or investment may not be recoverable, the asset may be considered "impaired," and an impairment loss may be recognized in accordance with IAS 36 "Impairment of Assets." We review the carrying amounts of long-lived assets periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. We test these assets for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the estimated recoverable amount. The amount of impairment loss is the difference between the carrying amount of the asset before the reduction and the estimated recoverable amount. The recoverable amount is the greater of the estimated net selling price and the value in use. It is difficult to precisely estimate selling prices because quoted market prices for our assets are often not readily available. In determining the value in use, we discount cash flows that we expect the asset to generate to their present value. Determining cash flows that we expect an asset to generate requires significant judgment relating to the expected level of sales volume, selling prices and the amount of operating costs.

        Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. We review the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes form previous estimates.

        Provision for Doubtful Debts

        We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make the required payments. We base our estimates on the aging of our trade debtor balance, customer credit-worthiness, and historical write-off experience. If the financial condition of our customers were to deteriorate, actual write-offs might be higher than expected.

        SUMMARY

        The following table sets forth our sales volumes and net sales, net of sales taxes, for the years indicated:

                                                        Years ended December 31,
                                                        ------------------------
                                  2000                            2001                          2002
                                  ----                            ----                          ----
                                Net Sales                       Net Sales                     Net Sales
                                ---------                       ---------                     ---------
                       Sales                           Sales                        Sales
                      Volume                          Volume                       Volume
                      ('000    (Million's    % of     (000'    (Millions   % of     (000'    (Millions   % of
                       Tons      of RMB)     Total     Tons      of RMB)   Total    Tons      of RMB)    Total
                      ------   ----------   -------   ------   ---------   -----   -------   ---------   -----
Synthetic Fibers         359        3,612      17.4      358       3,216    16.4       363       3,374    15.5
Resins and
 Plastics                863        6,006      29.0      918       5,636    28.7     1,146       6,441    29.6
Intermediate
 Petrochemicals          566        2,232      10.8      653       2,105    10.8       786       2,555    11.8
Petroleum
 Products              3,458        7,429      35.8    3,958       7,735    39.4     4,100       7,991    36.8
Trading and
 Others                    -        1,450       7.0        -         926     4.7         -       1,362     6.3
                      ------   ----------   -------   ------   ---------   -----   -------   ---------   -----
Total                  5,246       20,729     100.0    5,887      19,618   100.0     6,395      21,723   100.0
                      ======   ==========   =======   ======   =========   =====   =======   =========   =====

        The following table sets forth a summary statement of income for the periods indicated:

                                                Years ended December 31,
                                                ------------------------
                              2000                       2001                       2002
                              ----                       ----                       ----
                     Millions of    % of Net    Millions of    % of Net    Millions of    % of Net
                         RMB         Sales          RMB         Sales          RMB         Sales
                     -----------    --------    -----------    --------    -----------    --------
Net sales               20,728.6         100       19,617.7         100       21,723.0       100.0
Cost of sales          (19,040.0)      (91.9)     (18,803.0)      (95.8)     (19,853.9)      (91.4)
                     -----------    --------    -----------    --------    -----------    --------
Gross profit             1,688.6         8.1          814.7         4.2        1,869.1         8.6
Selling and
administrative
expenses                  (360.9)       (1.7)        (363.2)       (1.9)        (421.2)       (1.9)
                     -----------    --------    -----------    --------    -----------    --------
Operating
income                   1,327.7         6.4          451.5         2.3        1,447.9         6.7
Other operating
income                     155.4         0.7          160.0         0.8          136.6         0.6
Other operating
expenses                   (65.8)       (0.3)        (217.3)       (1.1)        (154.8)       (0.7)
Share of losses of
associates                 (64.5)       (0.3)         (20.6)       (0.1)          16.1         0.1
Net financing
costs                     (272.2)       (1.3)        (227.8)       (1.2)        (400.7)       (1.9)
                     -----------    --------    -----------    --------    -----------    --------
Income before tax        1,080.6         5.2          145.8         0.7        1,045.1         4.8
Income tax                (200.8)       (1.0)          (1.2)       (0.0)         (84.5)       (0.4)
                     -----------    --------    -----------    --------    -----------    --------
Income after tax           879.8         4.2          144.6         0.7          960.6         4.4
Minority interests         (23.3)       (0.1)         (28.6)       (0.1)         (44.2)       (0.2)
                     -----------    --------    -----------    --------    -----------    --------
Net income                 856.5         4.1          116.0         0.6          916.4         4.2
                     -----------    --------    -----------    --------    -----------    --------

        RESULTS OF OPERATIONS

     Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

        NET SALES

        Net sales increased by 10.73% to RMB21,723 million in 2002 compared with RMB19,618 million in 2001. In 2002, the prices of most petrochemicals bottomed out and prices began to increase again with the recovery of the petrochemical industry while the production volumes and sales of our primary products grew with the completion and commissioning of our Phase IV capital expansion project. The sales of synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products for 2002 increased by 1.40%, 24.84%, 20.37% and 3.59% respectively as compared with 2001.

        i)      Synthetic fibers

        Net sales of synthetic fibers increased by 4.93% to RMB3,374.3 million in 2002 from RMB3,215.8 million in 2001, primarily due to a 3.47% and 1.4% increase, respectively, in their weighted average prices and sales volumes. Of the synthetic fibers, the sales volume of polyester products increased due to capacity expansion in the polyester plant. Compared with 2001, our sales of acrylic fibers and staples experienced increases of 23.89% and 29.25% respectively. However, the sales of polyester staples and POY filaments declined by 2.19% and 36.12%, respectively.

        In 2002, the proportion of synthetic fibers to total sales decreased to 15.53%, or 0.86% less than 2001 as a result of production suspension and market conditions.

        ii)     Resins and plastics

        Net sales of resins and plastics increased by 14.28% to RMB6,440.7 million against 2001. Its proportion of total sales slightly increased to 29.65%, or a 0.92% increase compared with 2001. This is primarily attributable to the completion and commissioning of such projects as our polyester resin plant renovation, the new 250,000-ton polyethylene plant and the 200,000-ton polypropylene plant. As a result, the total sales volumes of resins and plastics increased by 24.84%, and despite the weighted average price decreasing by 8.56%, sales increased. In 2002, sales volumes of resin chips, polyethylene and polypropylene grew by 18.96%, 32.31% and 49.31%, respectively, with the average sales prices of resin chips and polypropylene increasing by 5.73% and 0.78%, respectively, and the average sales prices of PVA, polyethylene and polyethylene film decreasing by 18.92%, 11.38% and 13.09%, respectively.

        iii)    Intermediate petrochemicals

        Net sales of intermediate petrochemicals increased by 21.37% to RMB2,555 million from RMB2,105.3 million in 2001, or 11.76% of total sales. The weighted average price increased slightly by 0.84%, and the sales volume grew by 20.33% against the previous year due to the completion and commissioning of the ethylene expansion and MEG renovation projects. Among intermediate petrochemicals, the average selling prices of ethylene, and MEG decreased by 10.49% and 12.31%, respectively, while the same for benzene and butadiene increased by 21.68% and 27.30%, respectively. The sales volumes of these products increased by 35.18%, 274.22%, 15.31% and 46.39% compared with 2001.

        iv)     Petroleum products

        Net sales of petroleum products slightly increased by 3.31% to RMB7,991.2 million as compared with 2001. This was primarily the result of greater sales volume. Compared with 2001, the sales volume of petroleum products increased by 3.59%. The sales volumes for our gasoline, diesel and jet oil increased by 9.19%, 2.12% and 72.57%, respectively, compared to 2001 while the weighted average price of petroleum products slightly increased as compared to 2001.

        In 2002, petroleum products accounted for 36.79% of our net sales, representing a 2.64% decline as compared to 2001.

        v)      Trading and other activities

        Revenues from trading and other activities increased by 47.10% to RMB1,361.8 million.

        COST OF SALES

        Cost of sales increased by 5.59% to RMB19,853.9 million, or 91.40% of net sales in 2002, which represents a slight improvement from 2001. This was primarily due to our further strengthening the operation and administration of our production facilities and stringent controls over materials, energy consumption and purchase prices in the process, in line with our production capacity expansion. Thereby, the unit production and sales costs was effectively lowered.

        i)      Crude oil

        In 2002, we processed 7,428,400 tons of crude oil, representing an increase of 796,300 tons from 2001. The weighted average cost of crude oil per ton decreased by 6.83% to RMB1,540.67 in 2002. Total crude oil costs increased by 4.33% to RMB11,444.8 million in 2002, accounting for 57.64% of the total costs of sales.

        The supply and price of crude oil are key factors in determining our profitability. From March 2001, the base price of local crude oil has been determined by Sinopec Group and CNPC based on principles and approaches mandated by the State Planning Commission, incorporating the prices prevailing on the international market. We purchase imported and local offshore oils at the crude oil prices of the international market. In general, local crude oil pricing is consistent with that of the international market. In 2002, we processed 5,201,400 tons, 672,800 tons, 179,000 tons and 1,375,200 tons, respectively, of imported crude oil, local offshore oil, Daqing oil and Shengli oil, of which the average processing costs are RMB1,588 per ton, RMB1,537 per ton, RMB1,340 per ton and RMB1,390 per ton, respectively.

        ii)     Other expenses

        In 2002, expenses for other ancillary materials increased to RMB3,071.6 million, representing a 27.27% increase against the previous year. Depreciation costs increased from RMB1,359.6 million in 2001 to RMB1,585.8 million in 2002. This was primarily due to increased depreciation costs attributable to more fixed assets resulting from completion of certain capital expenditure projects including, among others, parts of the Phase IV Project in 2002.

        SELLING AND ADMINISTRATIVE EXPENSES

        Selling and administrative expenses increased from RMB363.2 million in 2001 to RMB421.2 million in 2002 resulting from an increase of marketing activities and the subsequent increase in our product sales volumes.

        OPERATING PROFIT

        Operating profit increased dramatically by 220.67% from RMB451.5 million in 2001 to RMB1,447.8 million in 2002. This dramatic increase primarily resulted from the growth of sales of key products and decrease of unit sales costs during the year.

        OTHER OPERATING INCOME

        Other operating income amounted to RMB136.6 million, representing a 14.62% decrease against 2001.

        OTHER OPERATING EXPENSES

        Other operating expenses decreased by 28.76% from RMB217.3 million in 2001 to RMB154.8 million in 2002.

        NET FINANCING COSTS

        Net financing costs rose from RMB227.8 million in 2001 to RMB400.7 million in 2002. This was mainly because upon the completion of construction projects, the Company ceased the capitalization of interest expenses arisen from the use of long term loan facilities from banks to finance the capital expenditure projects, which were then charged to current year's finance costs.

        PROFIT BEFORE TAX

        Profit before tax increased by 616.78% from RMB145.8 million in 2001 to RMB1,045.0 million in 2002.

        INCOME TAX

        Income tax in 2002 was RMB84.5 million (2001: RMB1.16 million). This increase is primarily due to a substantial increase in profit. We continue to pay income tax at a preferential rate of 15%. This preferential rate was first applied to the Company under approval from Chinese tax authorities effective from 1 January 1993. According to a circular issued by the Ministry of Finance and the State Taxation Bureau, the first nine H-Share listed companies (including the Company) were permitted to pay income tax at a 15% tax rate for years in 1996 and 1997. In 1998, 1999, 2000, 2001 and 2002, the tax privilege was not revoked by the relevant government authorities. However, we cannot be sure whether the Ministry of Finance will maintain the 15% tax rate in 2003. In accordance with relevant national policies, during the year we received tax refunds in respect of purchases of state-owned assets for technological improvement of RMB66.4 million (2001: RMB19.3 million).

        PROFIT AFTER TAX

        Profit after tax increased by 564.09% from RMB144.6 million in 2001 to RMB960.5 million in 2002.

        Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

        NET SALES

        Net sales decreased by 5.4% to RMB19,617.8 million in 2001 compared with RMB20,728.6 in 2000. In the year 2001, the market demand for petrochemical products weakened significantly and forced widespread price declines. The weighted average price of our primary products being synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products for 2001 decreased approximately 10.9%, 11.7%, 18.3% and 9.0% respectively as compared with 2000. These effects were partially offset by an increase in total sales volume.

        i)      Synthetic Fibers

        Net sales of synthetic fibers decreased by 11.0% to RMB3,215.8 million from RMB3,612.2 million in 2000 primarily due to a 10.9% decrease in their weighted average price and a 0.1% decrease in sales volume as compared with 2000.

        Sales of synthetic fibers as a percentage of net sales in 2001 declined by 1.0% to 16.4% as compared with 2000. Although polyester filaments experienced a slight increase of 4.6% in average selling price as compared with 2000, the prices of other synthetic fibers declined to various extents. Compared with 2000, the average selling price of acrylic staple fiber decreased by 13.6% while its sales volume increased by 6.6%. The average selling price of polyester staple fiber and its sales volume decreased by 17.7% and 1.8%, respectively. The sales volume of polyester filaments increased by 3.8%.

        ii)     Resins and Plastics

        Net sales of resins and plastics decreased by 6.2% as compared with last year to RMB5,635.7 million. The weighted average selling price decreased by 11.7% while sales volume increased by 6.3%. Sales of resins and plastics as a percentage of net sales declined by 0.2% to 28.7% as compared with 2000. Among our resins and plastics, the average selling price and sales volume of PVA increased by 19.2% and

13.0%, respectively, compared with 2000. The average prices of polyester chips, LDPE, HDPE and polypropylene decreased by 27.4%, 12.5%, 10.4% and 6.9% respectively, as compared with 2000. The sales volumes of these products increased by 11.9%, 4.6%, 4.7% and 5.3% respectively, as compared with 2000.

        iii)    Intermediate Petrochemicals

        Net sales of intermediate petrochemicals decreased by 5.7% to RMB2,105.3 million from RMB2,232.3 million in 2000. The weighted average price decreased by 18.3% as compared with 2000. This was partially offset by an increase of 15.4% in sales volume. Sales of intermediate petrochemicals as a percentage of net sales was 10.7%. Among intermediate petrochemicals, the selling prices of ethylene, benzene, ethylene glycol and butadiene decreased by 14.6%, 26.4%, 16.1% and 7.3% respectively, as compared with 2000. The sales volumes of these products increased by 7.8%, 3.7%, 49.5% and 11.0% respectively, as compared with 2000.

        iv)     Petroleum Products

        Net sales of petroleum products increased slightly by 4.1% to RMB7,735.2 million as compared with 2000, accounting for 39.4% of the total net sales, despite a decrease of 9.0% in their weighted average prices. This was primarily the result of an increase of 14.5% in sales volume as compared with 2000. Prices for our gasoline, diesel and jet oil decreased by 7.0%, 12.5% and 1.9% respectively, as compared with 2000. The sales volume of gasoline decreased by 9.3% and the sales volumes of diesel and jet oil increased by 36.5% and 9.0% respectively.

        v)      Trading and other activities

        Revenues from trading and other activities decreased by 36.1% from RMB1,449.5 million in 2000 to RMB 925.7 million in 2001.

        COST OF SALES

        Cost of sales decreased only slightly by 1.2% to RMB18,803.0 million, or 95.8% of net sales in 2001, primarily due to an increase in processing volume of crude oil as a result of our further strengthening operation and administration of our production facilities to take advantage of the decrease in the average price of crude oil.

        i)      Crude oil

        Crude oil is our primary raw material and the only significant raw material we purchase from outside sources. In 2001, we processed 6,632,100 tons of crude oil, representing an increase of 620,500 tons from 2000. The weighted average cost of crude oil per ton decreased by 8.2% as compared with 2000 to RMB1,654 in 2001. Total crude oil costs increased by 2.6% to RMB10,969.7 million in 2001, accounting for 58.3% of the total cost of sales.

        In China, the supply and price of crude oil have experienced some changes in recent years, and the domestic crude oil price is now generally in line with international crude oil prices. The supply and price of crude oil are key factors in determining our profitability. Starting from March 2001, the indicative price of crude oil will be calculated jointly by CNPC and Sinopec Group based on the principles and methods determined by The State Development Planning Commission and in view of the prevailing international market prices, while the price of crude oil from domestic offshore and foreign sources is generally allocated to us at prevailing international market prices. Our average cost of foreign and domestic offshore crude oil in 2001 was RMB1,697 per ton and RMB1,573 per ton, respectively. In 2001, we processed nearly 820,000 tons of domestic offshore crude oil and 4,384,300 tons of foreign crude oil.

        In 2001, our average cost for domestic crude oil from the Daqing oil field was RMB1,722 per ton and the average cost of Shengli crude oil was RMB1,356 per ton. In 2001, we processed 832,500 tons of Daqing crude oil and 595,900 tons of Shengli crude oil.

        ii)     Other ancillary materials

        Expenses for other ancillary materials decreased significantly to RMB2,413.5 million. Depreciation expenses decreased from RMB1,514.7 million in 2000 to RMB1,359.6 million in 2001. This was primarily due to an extensive review of the useful lives of certain plant, machinery, equipment and others performed in January, 2001, whereby the estimated useful life of plant, machinery, equipment and others was revised from 5 to 13 years to 5 to 14 years. Repair and maintenance cost was RMB 645.5 million, about the same as that in 2000.

        SELLING AND ADMINISTRATIVE EXPENSES

        Selling and administrative expenses increased from RMB360.9 million in 2000 to RMB363.2 million in 2001 resulting from an increase in marketing activities and the subsequent increase in our product sales volumes.

        OPERATING PROFIT

        Operating profit decreased dramatically by 66.0% from RMB1,327.7 million in 2000 to RMB451.5 million in 2001. This dramatic change was the result of the widespread price decreases of our products discussed above. A decrease of 8.2% in average crude oil processing prices was not enough to offset the drop in sales. Similarly, although we were able to increase production volume and slightly adjust our product mix to focus on higher margin products, price pressures were simply too great.

        OTHER OPERATING INCOME

        Other operating income increased by 3.0% from RMB155.4 million in 2000 to RMB160.0 million in 2001. This principally comprised of revenue from services, income from unlisted investments, and deferred income amortization.

        OTHER OPERATING EXPENSES

        Other operating expenses increased by 230.2% from RMB65.8 million in 2000 to RMB217.3 million in 2001. This was primarily due to our payment of RMB171 million to approximately 1,500 employees in connection with the voluntary termination of their employment.

        NET FINANCING COSTS

        Net financing costs fell from RMB272.2 million in 2000 to RMB227.8 million in 2001 due mainly to the restructuring of our borrowings to benefit from a decrease in interest rates, thus lowering our financing costs.

        INCOME BEFORE TAX

        Income before tax decreased by 86.5% from RMB1,080.6 million in 2000 to RMB145.8 million. This decrease was mainly attributable to the decrease in net sales as a result of the decrease in product prices.

        INCOME TAX

        Income tax in 2001 was RMB1.16 million (2000: RMB200.8 million). The decrease in tax charge was due to decrease in profit and an income tax refund of RMB19.3 million (US$2.33 million) during the year relating to the purchase of equipment produced in the PRC for technological improvements pursuant to the document "Cai Shui Zi(1999) No.290" issued by the Ministry of Finance and the State Administration of Taxation of the PRC on 8 December 1999. We enjoy a preferential tax rate of 15% rather than the usual 33%. This preferential rate was first applied to us under approval from the Chinese tax authorities effective from January 1, 1993. According to a notice issued by the Ministry of Finance and the State Taxation Bureau, the first nine H Share listed companies (including the Company) were permitted to pay income tax at a 15% tax rate for 1996 and 1997. In 1998, 1999, 2000 and 2001, the tax privilege was not revoked by relevant government authorities. However, we cannot be sure whether the Ministry of Finance will maintain the 15% tax rate in coming years.

        INCOME AFTER TAX

        Income after tax decreased by 83.6% from RMB879.8 million in 2000 to RMB144.6 million, due primarily to the decrease in net sales.

    B.  LIQUIDITY AND CAPITAL RESOURCES

        Our primary sources of capital are operating cash flow and loans from unaffiliated banks. Our primary uses of capital are costs of goods sold, operating expenses and capital expenditures. Costs of goods sold amounted to RMB19,853.9 million, and capital expenditures amounted to RMB2,404.3 million. Net cash generated from operations amounted to RMB1,798.3 million and new bank loans amounted to RMB7,575.2 million. In 2003, we expect that these sources of capital will be sufficient.

        Cash generated from operating activities

        Net cash generated from operating activities in 2002 declined by RMB589.6 million to RMB1,798.3 million, of which a cash inflow of RMB2,630.8 million was attributable to the profit before tax net of depreciation, representing an increase of RMB1,125.4 million in cash flow as compared with the previous year. Certain new plants, including the "Phase IV Project" were commissioned in 2002 and more crude oil was purchased by the end of the year. As a result, we built up a high level of year-end inventory, which consequently reduced cash flow by RMB503.8 million in turn. In contrast, cash flow increased by RMB617.4 million in 2001 due to dwindling year-end inventories. Cash flow was reduced by another RMB200.2 million due to the year-end change in the year end trade creditors, other creditors and bills payable. Corresponding changes in 2001 resulted in an increased cash flow of RMB745.9 million. As debtors, bills receivable and deposits at the year end decreased, cash flow increased by RMB80.8 million in 2002. In 2001, cash flow was reduced by RMB72.2 million because of an increase in corresponding balances.

        Borrowings

        Our borrowings increased by RMB1,023.4 million to RMB8,593.2 million in 2002. Short-term borrowings amounted to RMB4,002.3 million, which decreased by RMB103.7 million during 2002, were used mainly to satisfy our demand for working capital in relation to operations. Short-term loans were all at floating rates denominated in Renminbi and USD. Long-term borrowings also increased by RMB1,127.1 million to RMB4,590.9 million in 2002. These were generally used for capital expansion projects including the Phase IV Project among others. 82% of long term borrowings were in Renminbi, mainly at floating rates.

        We managed to maintain our asset-liability ratio at a safe level by managing and controlling our liabilities, including bank borrowings, and financing risks. We generally do not experience any seasonality in borrowings. Rather, due to the planned nature of capital expenditures, long-term borrowings can be arranged comfortably in advance of expenditures while short-term borrowings are used to meet operational needs. The terms of our existing bank loans do not restrict our ability to pay dividends on our shares.

        Debt-equity ratio

        Our debt-equity ratio was 24.72% in 2002 compared to 20.96% in 2001. The ratio is computed by long-term borrowings divided by the sum of long-term borrowings and shareholders' equity.

        FOREIGN EXCHANGE RISKS

        Since we purchase a portion of our raw materials (including crude oil) from abroad through Sinopec Corp., and directly from Sinopec Corp. and export a portion of our petrochemical products, a change in exchange rates will indirectly affect the prices of our raw materials and petrochemical products which will have a discernible impact on our profitability. In addition, as discussed above, since a small part of our debts are denominated in foreign currencies, a change in the relevant exchange rates will affect the level of our financial expense which will also have an impact on our profitability.

        CAPITAL EXPENDITURES

        In 2002, we incurred capital expenditures of RMB2,404 million, or a decrease of RMB1,954 million compared with 2001. The expenditures were for projects including, among others, the expansion of the ethylene plant, which was commissioned to operation in 2002, the new polypropylene and polyethylene plants, extension to Phase I of the power plant, renovation of the processing equipment for crude oil with sulfur content, technical renovation to the combining MEG plant, and upgrading of the polyester staple plant, as well as renovation of the acrylonitrile plant now in progress.

        The estimated capital expenditure to be incurred in 2003 will be RMB2,200 million. In addition to completion of renovation of the acrylonitrile plant, we will invest in the renovation of the synthetic resin plant, the expansion of the industrial polyester filament plant, other technical upgrading projects and its external investment.

        MAJOR PROJECTS

        NAME OF PROJECT                    VALUE                 PROGRESS
--------------------------------------------------------------------------------
 700,000 tons/year ethylene
   renovation project                 RMB3,985,000,000         Completed
--------------------------------------------------------------------------------
 Phase II of the expansion of the
        power plant                    RMB810,000,000          Completed
--------------------------------------------------------------------------------
 Renovation of the processing
 equipment for crude oil with
        sulfur content                 RMB736,000,000      Under construction
--------------------------------------------------------------------------------
 Renovation of the acrylonitrile
          plant                        RMB325,000,000      Under construction
--------------------------------------------------------------------------------
             Total                    RMB5,856,000,000
--------------------------------------------------------------------------------

        We plan to fund these expenditures from operating income and available bank loans.

        Ethylene Joint Venture

        Late in 2001, we established Secco, a Sino-foreign equity joint venture together with BP and Sinopec Corp. We own 20%, while BP and Sinopec Corp own 50% and 30%, respectively. Secco was established to build and operate a 900,000 tons rated capacity ethylene petrochemical manufacturing facility, to manufacture and market ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatics and by-products, to provide related after-sales services and technical advice with respect to such petrochemical products and by products, and to engage in polymers application development. Secco expects to complete construction in 2005. Secco's total registered capital is US$901,440,964, of which we will provide the Renminbi equivalent of US$180,287,952. As of December 31, 2002, we paid approximately RMB224 million of the above sum. All of our contribution will be made before construction is completed in 2005.

        CONTINGENT LIABILITIES

        As of December 31, 2002, we had contingent liabilities of RMB345.4 million in respect of guarantees issued to banks in favor of our associates and joint venture companies, while those for 2001 was RMB435.6 million. Our guarantees issued to banks in favor of our associates and joint venture companies are limited to the respective share equity interest owned by us.

        PURCHASE, SALE AND INVESTMENT

        Except as disclosed in this report, during the year 2002, there was no material purchase or sale of our subsidiaries or associates or any material investments.

        PLEDGE OF ASSETS

        During the year 2002, there was no material pledge of assets.

        CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

        The following table sets forth our obligations and commitments to make future payments under contracts and under contingent commitments as of December 31, 2002.

                                                              As of December 31, 2002
                                                ---------------------------------------------------
                                                               Payment due by period
                                                ---------------------------------------------------
                                                Less than 1
                                      Total        year       1-3 years   4-5 years   After 5 years
                                                ---------------------------------------------------
                                      (RMB)        (RMB)        (RMB)       (RMB)         (RMB)
                                                            (in thousands)
CONTRACTUAL OBLIGATIONS/(1)/
Short-term debt                     3,224,726     3,224,726          --          --              --
Long-term debt                      5,368,480       777,589   4,488,616      61,964          40,311
                                    ---------------------------------------------------------------
Total contractual obligations       8,593,206     4,002,315   4,488,616      61,964          40,311
                                    ===============================================================
OTHER COMMERCIAL COMMITMENTS/(2)/
Capital commitment                  2,876,612     1,604,054   1,272,558          --              --
Guarantees/(3)/                       345,432       345,432          --          --              --
                                    ---------------------------------------------------------------
Total commercial obligations        3,222,044     3,222,044          --          --              --
                                    ===============================================================

(1) Contractual obligations represent on-balance sheet contractual liabilities as of the balance sheet date.
(2) Other commercial commitments represent off-balance sheet contingent liabilities, and other potential cash outflows (as of the balance sheet date) which may result from contingent events.
(3) Guarantee is not limited by time, therefore specific payment due period is not applicable. As of December 31, 2002, we have not entered into any off balance sheet arrangements other than guarantees given to banks in respect of banking facilities granted to certain parties. As of December 31, 2002, the maximum amount of potential future payments under the guarantees was RMB 345 millions. We monitor the conditions that are subject to the guarantees to identify whether a loss is probable, and will recognize any such loss under guarantees those losses are estimable. As of December 31, 2002, it was not probable that we would be required to make payments under these guarantees. See note 23 to the consolidated financial statements for further information of the guarantees.

        U.S. GAAP RECONCILIATION

        We prepare a set of financial statements in compliance with IFRS, which differs in certain significant respects from U.S. GAAP (Please refer to note 28 of Item 18. Financial Statements). As a result of these differences and the effect after tax, our net income reported under U.S. GAAP was higher than net income reported under IFRS by RMB 208.3 million in 2002, RMB184.1 million in 2001 and RMB163.4 million in 2000. Shareholders' equity reported under U.S. GAAP was lower than shareholders' equity reported under IFRS by RMB277.0 million at December 31, 2002 and RMB485.2 million at December 31, 2001.

    C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        We maintain a range of technology development units, including our Petrochemical Institute, Fiber Institute and Technology Development Company, that work to upgrade and optimize our existing products and processes and to develop new technology, new products, processes and equipment, downstream processing of petrochemical products, oil refining, chemical machinery, chemical technology, catalysts and environmental protection related procedures. Our research and development expenditures were RMB108.0 million (US$13.0 million) in 2000, RMB40.8 million (US$4.9 million) in 2001 and RMB84.0 million (US$10.1 million) in 2002, representing approximately 0.6%, 0.2% and 0.4% of our total net sales, respectively, in those years.

        We are not materially dependent on any patents, licenses, industrial commercial or financial contracts or new manufacturing processes.

    D.  TREND INFORMATION.

        Looking ahead to 2003, fiscal stimulus packages offered by major economies are expected to produce a positive impact on the world economy, despite volatility arising from uncertainties and unfavorable factors. In general, the world economy is expected to recover further in 2003 and China's economy is expected to maintain steady growth.

        The Company expects that international crude oil prices will remain at relatively high levels in the near term in 2003, but judging from the demand and supply scenario will gradually retreat in the coming months, barring unforeseen circumstances. Nevertheless, given the string of uncertainties affecting international crude oil prices, substantial volatility is still anticipated. Continued improvement of the petrochemical market is also expected amid global economic recovery, high crude oil prices and relative undersupply of chemical products. In view of an improved economic environment and market conditions, the Company will seek to enhance its operating standards and results on the back of crude oil resource optimization, improvements in integrated crude oil consumption, on-target utilization of newly built facilities and further refinement of internal management.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

    A.  DIRECTORS AND SENIOR MANAGEMENT.

        The following table sets forth certain information concerning our directors, executive officers and members of our supervisory committee ("Supervisory Committee"). Except for Chen Xinyuan and Zhou Yunnong, who were elected on June 18, 2003, all were elected on June 18, 2002. Each will serve terms of three years or until the election of their respective successors.

            NAME                     AGE                 POSITION
     Directors

Lu Yiping.................           57       Chairman of the Board of Directors; President
Xu Kaicheng...............           46       Vice Chairman of the Board of Directors
Rong Guangdao.............           47       Vice President; Director
Feng Jianping.............           49       Vice President; Director
Jiang Baoxing.............           57       Director
Li Weichang...............           49       Director
Liu Wenlong...............           62       External Director
Zhang Baojian.............           58       External Director
Chen Xinyuan..............           38       External Director
Gu Chuanxun...............           67       Independent Director
Wang Xingyu...............           58       Independent Director
Wang Yongshou.............           62       Independent Director

     Other Executive Officers

Liu Xunfeng...............           37       Vice President
Wu Haijun.................           40       Vice President
Yin Jihai.................           45       Vice President
Han Zhihao................           51       Chief Financial Officer
Zhang Jingming............           45       Secretary of the Company

     Supervisory Committee

Du Chongjun...............           48       Chairman of the Supervisory Committee
Zhang Chenghua............           47       Supervisor
Zhu Weiyan................           54       Supervisor
Zhang Jianjun.............           51       External Supervisor
Lu Xiangyang..............           51       External Supervisor
Liu Xiangdong.............           51       Independent Supervisor
Zhou Yunnong..............           61       Independent Supervisor

        DIRECTORS

        Lu Yiping is our Chairman of the Board and President. Mr. Lu joined the Complex in 1974 and has held various positions, including Deputy Director and Director of the Acrylic Fiber Plant of the Complex. In April 1994 he was appointed Vice President responsible for sales and marketing, serving until October 1997, and in June 1995 he was appointed a Director. He was appointed President in October 1997 and the Chairman of the Board in May 1999. From October 1993 to April 1994, Mr. Lu was a Deputy General Manager of JI. Between 1968 and 1974 Mr. Lu worked at the Shanghai No. 16 Yarn-dyed Fabric Mill. He has many years of experience in management of fabric production. In 1968 Mr. Lu graduated from the Textile Engineering Department of the Shanghai Textile Technical College. He is a senior engineer.

        Xu Kaicheng is the Vice Chairman of our Board of Directors and has been our Party Secretary since May 1999. He was the Chairman of the Supervisory Committee from June 1993 to June 1999. Mr. Xu joined the Complex in 1973. Prior to our establishment, Mr. Xu was the Secretary of the Communist Party Committee of the Plastics Plant of the Complex. He has considerable experience in large scale enterprise management and supervision and training of management and staff members. In 1991, he spent a year training at Mitsubishi Petrochemical Corporation in Japan. In June 1993, he became our Deputy Party Secretary. He graduated from the Shanghai Television University in 1987 majoring in management. In 1997 he received an MBA from the China Europe International Business School. He is a senior economist.

        Rong Guangdao is a Vice President responsible for personnel, training, strategic research and management. Mr. Rong joined the Complex in 1973 and has held various positions, including Deputy Director of the No.1 Chemical Plant and Deputy Director and Director of the Ethylene Plant. In April 1994 he was appointed a Vice President responsible for production and planning and in June 1995 he was appointed a Director. Mr. Rong has many years of experience in organizing and directing large scale petrochemical production and in company human resource development. In 1985 Mr. Rong graduated from the Automated Instrument Department of the Shanghai Petrochemical College for Workers and Staff Members. In 1997 he obtained an MBA from the China Europe International Business School. He is a senior engineer.

        Feng Jianping is a Vice President responsible for production, equipment, safety, environment protection and diversification. Mr. Feng joined the Complex in 1976 and he has held various senior positions, including Deputy Director, Director of Vehicle Transportation of the Complex, Manager of the Sales Department, General Manager of the Sales and Supply Division and Deputy Chief Economist of the Company. In January 1996, Mr. Feng was appointed Vice President responsible for marketing and in June 1996, he was appointed a Director. He has considerable experience in operations management. Mr. Feng graduated from Shanghai Industry University in 1983 majoring in business management, and is a senior economist.

        Jiang Baoxing has been the chairman of our Employee's Trade Union since our establishment.

Mr. Jiang joined the Complex in 1973 and held various positions including Party Secretary and Deputy President of the Thermal Power Plant of the Complex. Mr. Jiang became chairman of the Complex's trade union in 1990 and in June 1993 he was appointed a Director. Mr. Jiang graduated from Shanghai Television University in 1988 majoring in management.

        Li Weichang is a Deputy Secretary of our Communist Party Committee and was appointed a Director in June 1999. He joined the Complex in 1982 and has held various positions, including Deputy Director and Director of the Propaganda Division of the Complex, Deputy Secretary of the Communist Party Committee of the Shanghai College of Petrochemical Industry and Director of our Propaganda Division. In September 1998, Mr. Li was appointed a Deputy Secretary of our Communist Party Committee. In 1982, Mr. Li graduated from Wuhan University specializing in philosophy. He obtained a master's degree at Shanghai Jiaotong University in 1995, majoring in Ideological and Political Education. Mr. Li is qualified with a senior technical title at professor level.

        EXTERNAL DIRECTORS

        Liu Wenlong is the Assistant to the President and Chief Economist of Sinopec Group. He was appointed our Director in June 1999, Mr. Liu has held various positions, including Director of the Designing Office, Deputy Director of the Liaison Office and Deputy Chief Engineer of Nanjing Refinery, Vice President of Jinling Petrochemical Company, the Director of the Planning and Finance Division of Sinopec and the Director of the Planning Division of Sinopec. Mr. Liu has acted as the Chief Economist of Sinopec since November 1992 and has concurrently held the position of the Director of the Planning Department of Sinopec Corp. and Sinopec Group since November 1996. As of April 1998, Mr. Liu has concurrently held the position of the Director of the Development and Planning Department of Sinopec Group, and has held the current position since February 2000. Mr. Liu has long been engaged in the management of petrochemical enterprises and he is familiar with planning, designing and management of petrochemical enterprises. Mr. Liu has a wealth of experience in enterprise planning and investment management. He is a qualified senior engineer with a master's degree.

        Zhang Baojian is the Deputy Chief Accountant and Director of the Finance and Planning Department of Sinopec Group, and he was appointed our Director in June 1999. Mr. Zhang has held various positions, including Director and Chief Accountant of the Finance Department of the Yueyang Petrochemical Complex, Chief Accountant of the Finance Department of Sinopec Group, Deputy Director and Director of the Finance Department of Sinopec and the Chairman of Sinopec Finance Company Limited. Mr. Zhang has rich experience in financial management. He is a senior accountant at the professor level with a bachelor's degree.

        Chen Xinyuan is currently President, professor and tutor to doctoral students of the College of Accounting, Shanghai University of Finance and Economics. He was appointed our independent supervisor in June 2000. After graduating from the Accounting Department, Hangzhou College of Commerce, Zhejiang in July 1985, Mr. Chen undertook graduate studies at the Accounting Department of the Shanghai University of Finance and Economics and stayed on to become a lecturer. He commenced his doctoral studies in accounting while teaching and received his doctoral degree in June 1994. He has been a tutor to doctoral students since December 1998. Mr. Chen has also studied in West Germany for one year. He is very familiar with financial accounting, given his experience in the academic aspects of accounting and notable achievements in accounting research. He is also well experienced in business management.

        INDEPENDENT DIRECTORS

        Gu Chuanxun is an independent director of the Company. Mr. Gu has held senior positions in Shanghai Tianyuan Petrochemical Factory and the Complex. He had been Vice President and then President of the Complex prior to his retirement in 1988. Mr. Gu served as Vice Mayor of Shanghai Municipality from 1988 to 1993, he served as the Chairman of Changjiang Economic Joint Development Company engaged in investment in economic cooperation projects in Shanghai, Nanjing, Wuhan and Chongqing. He graduated from Huadong Petrochemical Institute in 1961 specializing in petrochemical machinery.

        Wang Xingyu is a professor and the President of East China University of Science and Technology and was appointed our Independent Director in June 1999. Mr. Wang graduated from the Department of Mathematics of Fudan University in 1967 and received a Master's degree in control theory from East China Normal University in 1982 and a Doctor's degree in industrial automation from East China Institute of Chemical Technology in 1984. Mr. Wang specializes in the fields of automation, control optimization and intelligent controls. He has published numerous books and papers in these fields and is influential both in China and abroad.

        Wang Yongshou is the Senior Economic Consultant of Shanghai Jinshan Industrial Investment Development Co., Ltd.. He was appointed our Director in June 1993. Mr. Wang joined the Complex in 1974 and he had been the Deputy Director and Director of the Plastics Plant of the Complex and became the Complex's chief economist in 1990. Mr. Wang had been the Deputy General Manager of JI since our establishment. In 1997 he became the President of Shanghai Jinshan Industrial Investment Development Company. Mr. Wang has extensive experience in plastics production management. Mr. Wang graduated from Zhejing Petrochemical Institute in 1965 specializing in organic chemistry.

        SUPERVISORY COMMITTEE

        The Company has a Supervisory Committee whose primary duty is the supervision of senior management of the Company, including the Board of Directors, managers and senior officers. The function of the Supervisory Committee is to ensure that senior management of the Company acts in the interest of the Company, its shareholders and employees and does not perform acts which violate PRC law. The Supervisory Committee reports to the shareholders in the general meeting. The Articles of Association provide the Supervisory Committee with the right to investigate the business and the financial affairs of the Company and to convene shareholder's meetings from time to time. The Supervisory Committee currently comprises seven members, two of whom are employee representatives and five of whom are external supervisors, including two independent supervisors.

        Du Chongjun is a Deputy Secretary of the Communist Party Committee and the Secretary of the Communist Party Discipline Supervisory Committee, and was appointed the Chairman of the Supervisory Committee in June 1999. He joined the Complex in 1974 and has held various positions, including General Manager and Secretary of the Communist Party Committee of the Acrylic Fibre Plant of the Complex, General Manager and the Secretary of the Communist Party Committee of Shanghai Jinyang Acrylic Fibre Plant and General Manager of our Acrylic Business Division. Mr. Du has extensive experience in operation, management and internal supervision of large scale enterprises. He is a senior economist with a bachelor's degree.

        Zhang Chenghua is a Deputy Secretary of the Communist Party Discipline Supervisory Committee and the Director of the Supervision Committee. He was appointed our supervisor in May 2002. He joined the Complex in 1974 and held various positions, including a Deputy Secretary of the Communist Party Committee and the Secretary of the Communist Party Discipline Supervisory Committee, as well as Chairman of the Trade Union of the Thermoelectricity Plant of the Complex (subsequently known as the Thermoelectricity Plant of Shanghai Petrochemical Company Limited). Mr. Zhang has rich experience in management of enterprises and trade unions. He is a qualified engineer.

        Zhu Weiyan is a Vice Chairman of our Trade Union, and was appointed our Supervisor in May 2002. He joined the Complex in 1979 and had worked at the Research Institution and the Human Resource Department of the Complex. He has held various positions, including the Chairman of the Trade Union and the Director of the Propaganda Division. Mr. Zhu has rich experience in the operation of trade unions. He graduated in 1977 from the Physics Department of Fudan University in Shanghai specializing in cryogenic superconductors. He also graduated from the Shanghai No. 2 Industry University specializing in management. Mr. Zhu holds the title of senior engineer.

        EXTERNAL SUPERVISORS

        Zhang Jianjun is currently Deputy Director of the Supervision Bureau of Sinopec Group. She was appointed our external supervisor in June 2000. After she graduated from Tianjin University in September 1975 specializing in catalyst studies, Ms. Zhang joined Beijing Petrochemical Complex where she worked with a catalyst research team for 5 years. Ms. Zhang had held various positions, including Deputy Secretary of the Disciplinary Committee, Deputy Director and Deputy Party Secretary of the Research Institute and Director of the Supervisory Office of Yanshan Petrochemical Company Limited and Party Secretary of the Research Institute of Yanshan Petrochemical Company Limited. Ms. Zhang has accumulated a wealth of experience in the management of petrochemical companies, having held various positions in senior management. Ms. Zhang has a senior professional title.

        Lu Xiangyang is a Vice Director of the Auditing Bureau of Sinopec Group and was appointed our Supervisor in June 2002. He joined Qianguo Oil Refinery in 1970 and had held various positions there, including Deputy Director and Director of the Financial Department. He has served as the Deputy Director of the Production Auditing Division of the Auditing Department of Sinopec since 1992 and served as the Deputy Director of the Auditing Bureau of Sinopec and Sinopec Group since 1997. Mr. Lu had also held positions as the Director of Production Auditing Department and Deputy Manager of Sinopec Huxia Auditing Company. He has rich experience in management in the fields of finance and auditing. He graduated in 1985 from the Xi'an College of Petroleum Industry and has the title of accountant.

        INDEPENDENT SUPERVISORS

        Liu Xiangdong is currently the President of Zhengda International Finance Corporation. He was appointed our independent supervisor in June 2000. Mr. Liu has held the positions of Planning and Credit Officer and Deputy Head of the Credit Division of the People's Bank, Shanghai Hongkou District Branch. He has also been Deputy Chief and Chief of the Planning Department of the Industrial and Commercial Bank of China, Shanghai Branch. He became Chief Economist and concurrently the Director of the Planning Division of the Industrial and Commercial Bank of China, Shanghai Branch in August 1996. He has been Deputy Director of the Industrial and Commercial Bank of China, Shanghai Branch since October 1997, and held the current position from 2002. Mr. Liu is a veteran in the banking sector with abundant experience in management and other practical aspects of the business. He holds a master's degree in Economics and the title of senior economist.

        Zhou Yunnong is the former Governor of Shanghai Jinshan District, and is a Member of the Leaders Group of Shanghai Chemical and Industrial Park. He is currently the Senior Advisor of Jinshan Industrial Investment and Development Company. In August 1964, Mr. Zhou graduated from Huadong Normal University majoring in radio. He joined the Complex in October 1972, and was appointed the Vice President of the Complex in November 1984. From June 1989 to August 1991, Mr. Zhou was the Deputy Director of the Human Resource Department of Sinopec. In August 1991, Mr. Zhou became the Deputy Secretary of Communist Party Committee of the Complex, and was appointed the Vice President of the Complex in March 1992. From July 1993 to April 1994, Mr. Zhou was our Vice President in charge of administration and human resources. In April 1994, Mr. Zhou was appointed the Secretary of the Communist Party Committee of JI, and he was the Governor to Jinshan District of Shanghai from May 1997 to November 1999. Mr. Zhou has the title of senior engineer and he has rich experience in business management.

        SENIOR MANAGEMENT

        Liu Xunfeng is a Vice President in charge of development of science and technology, technological advancement, development of new products and information management. Mr. Liu joined the Complex in 1989 and has held various positions, including an Associate Chief Engineer of the Aromatics Factory and Ethylene Factory under the Refinery and Petrochemical Division, a Deputy Director of the Investment and Project Management Division and an Assistant to the President. In September 1989, he was appointed a Vice President. Mr. Liu graduated with a Master of Science in Engineering from Eastern China Petrochemical Institute specializing in chemical engineering. He is a senior engineer.

        Wu Haijun is a Vice President responsible for overall planning, investment projects and construction projects. Mr. Wu joined the Complex in 1984 and has held various positions, including Deputy Director and Director of the No. 2 Petrochemical Plant and Manager of our Petrochemical Department. Mr. Wu graduated from the Chemical Engineering Department of the Eastern China Petrochemical Institute in 1984 and obtained an MBA from the China Europe International Business School in 1997. He is a qualified senior engineer.

        Yin Jihai is a Vice President responsible for foreign joint ventures and cooperation, and foreign trade. Mr. Yin joined the Complex in 1984 and has held various positions, including Assistant to the General Manager and the Deputy General Manager and the General Manager of the Sales Company. Mr. Yin became the Director of the Market Division of the Company in 1999. He was appointed the Vice President of the Company in December 2001. Mr. Yin graduated from Shanghai University of Finance and Economics specializing in trade and economics in 1984. He obtained a doctorate from the China Europe International Business School in 2001.

        Han Zhihao is our Chief Financial Officer responsible for financial management. Mr. Han joined the complex in 1976 and has held various positions, including Deputy Director of the Vehicle Transportation Department, a Deputy Director and the Director of the Finance Department of the Complex, Director of the Company's Finance Department and an Associate Chief Accountant. He was appointed our Chief Financial Officer in September 1998. Mr. Han graduated from Canberra University of Australia with an MBA degree, and is a qualified senior accountant.

        Zhang Jingming is the Secretary of the Board and the Director of the Secretariat Office to our Board of Directors and is a qualified senior economist. In 1995, Mr. Zhang received an MBA from the University of Hull in the UK. Mr. Zhang joined the Complex in 1978. Mr. Zhang has held various positions including Project Manager and Deputy Director of the International Department and our representative in Hong Kong. Mr. Zhang is fluent in English with special expertise in interpretation and translation of petrochemical engineering documents. Mr. Zhang participated in the technology exchange and agreement negotiation of the Complex's Phase II & III projects.

    B.  COMPENSATION.

        The aggregate amount of cash compensation we paid to our directors and supervisors during the year ended December 31, 2002 was RMB1,542,000 (US$186,293). During 2002, we contributed an aggregate amount of RMB50,000 (US$6,041) to provide pension and retirement benefits with respect to them. In addition, directors and supervisors who are also officers or employees receive certain other benefits-in-kind, such as subsidized or free health care services, housing and transportation, which large Chinese enterprises customarily provide to their employees.

        In 2002, the aggregate emoluments of the three highest paid directors of the Company were RMB 570,061, and the aggregate emoluments of the three highest paid senior management were RMB 509,201. In 2002, the independent directors of the Company did not receive any allowance or emoluments. Other directors and supervisors that did not receive any emoluments or allowance from the Company are; Liu Wenlong, Zhang Baojian, Zhang Honglin, Huang Jian, Gu Chuanxun, Wang Yongshou, Wang Xingyu, Zhang Jianjun, Lu Xiangyang, Chen Xinyuan and Liu Xiangdong. In 2002, the number of directors, supervisors or senior management that received emoluments below RMB 100,000 and between RMB100,000 and RMB 250,000 are 1 and 14, respectively.

    C.  BOARD PRACTICES.

        Board of Directors

        All of our current directors were elected on June 18, 2002 and will serve terms of three years or until the election of their respective successors.

        Supervisory Committee

        The board of supervisors exists to supervise our directors and our senior officers to prevent them from abusing their positions and powers or infringing our rights and interests or those of our shareholders or employees. The board of supervisors has no power over the decisions or actions of our directors or officers except to compel them to correct any act harmful to our interests. The board of supervisors is currently composed of seven members appointed for a three year term. It has the right to attend meetings of our board of directors, inspect our financial affairs and perform other supervisory functions.

        Audit Committee

        Pursuant to Paragraph 14 of the Code of Best Practice set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Ltd, we formed an audit committee on June 15, 1999 which is composed of two directors, Wang Xingyu and Wang Yongshou. The principal duty of the audit committee is to review and supervise our financial reporting process and internal controls. The members of the audit committee will hold office for the same term as directors.

        Remuneration Committee

        We formed a remuneration committee on December 25, 2001 which is composed of three directors, Gu Chuanxun, Wang Yongshou and Rong Guangdao. The operating rules for the remuneration committee are still in the process of formulation.

    D.  EMPLOYEES.

        As of December 31, 2002, we had 31,489 employees.

        The following table shows the approximate number of employees we had at the end of our last three years by the principal business function they performed:

                                                     DECEMBER 31,
                                               ------------------------
                                                2002     2001     2000
                                               ------------------------
Management                                      2,962    3,348    3,668

Engineers, technicians and factory personnel   23,293   23,048   22,341

Accounting, marketing and other                 5,234    5,685    7,902

Total                                          31,489   32,081   33,911

        Approximately 17.57% of our work force graduated from university or technical colleges. In addition, we offered our employees opportunities for education and training based upon our development and actual performance of the employees.

        We have completed implementing a system of labor contracts. The contract system imposes discipline, provides incentives to adopt better work habits and gives us greater management control over our work force. We believe that by linking remuneration to productivity the contract system has also improved employee morale. As of December 31, 2002, almost all of the work force was employed under labor contracts which specify the employee's position, responsibilities, remuneration and grounds for termination. The contracts generally have terms of five years and may be renewed with the agreement of both parties. The remaining personnel are employed for an indefinite term. Since 1999, we have reduced our workforce by over 3,700, 1,500 of whom were reduced in 2001.

        We have a trade union that protects employees' rights, aims to assist in the fulfillment of our economic objectives, encourages employee participation in management decisions and assists in mediating disputes between us and union members. We have not been subject to any strikes or other labor disturbances which have interfered with our operations, and we believe that our relations with our employees are good.

        Total remuneration of our employees includes salary and bonuses. Employees also receive certain benefits in terms of housing, education and health services that we subsidize, and other miscellaneous subsidies. In 2002, we paid RMB1,127.3 million in employment costs.

        In compliance with Shanghai regulations, we and our employees participate in a defined contribution government pension scheme under which all employees upon retirement are entitled to receive pensions. Pursuant to government regulations, we established a supplementary defined contribution retirement scheme for all employees in 1995. This scheme provides for a supplementary pension funded by voluntary payments by employees that are matched by payments we make. Each year's level of matching payments is based upon our profitability and the employee's performance and attitude. The supplementary pension is intended to provide a further incentive to employees.

        In 1996, government directives required us to provide to eligible employees the opportunity to purchase housing that we had previously provided to them through JI. As of December 31, 1996, eligible employees, for a minor amount of consideration, had acquired 80.0% of our staff dormitories, the rights to which had previously been held in part by us and in part by JI. The net book value of the rights we previously held represents the original cost of the rights, which were established through arm's length negotiations between us and JI, minus depreciation. We determined to write-off the value of these rights acquired by our employees, resulting in 1996 in an operating expense in the amount of RMB160.7 million (US$19.4 million) charged to our consolidated statements of income. After the write-off, the balance of the housing which had not been acquired by eligible employees had a net book value of approximately RMB48.0 million (US$5.8 million). In 1999 we incurred similar charges of RMB155 million (US$18.7 million). The housing reform policy ceased in 2000 pursuant to government directives.

        We do not carry worker's compensation or other similar insurance. However, all employees (both contract and non-contract employees) who are unable to work due to illness or disability, whether or not such illness or disability is job-related, will continue, based on seniority, to receive most or all of their base salary and certain subsidies (but not bonuses) throughout the period of their absence, subject to certain time limitations. Employees who are unable to work due to job-related illnesses or disabilities will receive certain additional compensation from us. The compensation varies depending on the severity of the illness or disability. Structural changes being implemented by the Chinese and Shanghai governments and our own implementation of joint stock limited company accounting and financial principles may result in certain adjustments of the funding, management and payment methods for these types of worker's compensation arrangements over time.

    E.  SHARE OWNERSHIP.

        The following table shows the interests of our Directors, Supervisors and senior officers in our shares as of December 31, 2002 and the net change since January 1, 2002. All shares indicated were A shares and represented the personal interests of the relevant persons. In each case, they represent less than 1% of the outstanding A shares. No change in shareholdings occurred. Except as disclosed below, none of the Directors, Supervisors or senior officers or their associates had any beneficial interest in our issued share capital in 2002.

                                                             SHARES HELD AT
     NAME                           POSITION               DECEMBER 31, 2002       NET CHANGE
--------------------   ---------------------------------   ------------------      ----------
Lu Yiping              Chairman and President              3,600                   No change
Xu Kaicheng            Vice Chairman                       3,600                   No change

Rong Guangdao          Director and Vice President         3,600                   No change
Feng Jianping          Director and Vice President         3,600                   No change
*Zhang Zhiliang        Director and Vice President         3,600                   No change
Jiang Baoxing          Director                            3,600                   No change
Li Weichang            Director                            1,000                   No change
Liu Wenlong            External Director                   0                       No change
*Zhang Honglin         External Director                   0                       No change
Zhang Baojian          External Director                   0                       No change
*Huang Jian            External Director                   0                       No change
Wang Yongshou          Independent Director                3,600                   No change
Gu Chuanxun            Independent Director                0                       No change
Wang Xingyu            Independent Director                0                       No change
Du Chongjun            Chairman of Supervisory Committee   1,000                   No change
Zhang Chenghua         Supervisor                          0                       No change
Zhu Weiyan             Supervisor                          0                       No change
Zhang Jianjun          External Supervisor                 0                       No change
Lu Xiangyang           External Supervisor                 0                       No change
*Chen Xinyuan          Independent Supervisor              0                       No change
Liu Xiangdong          Independent Supervisor              0                       No change
Zhou Yunnong           Independent Supervisor              0                       No change
Liu Xunfeng            Vice President                      1,500                   No change
Wu Haijun              Vice President                      1,500                   No change
Yin Jihai              Vice President                      0                       No change
Han Zhihao             Chief Financial Officer             0                       No change
Zhang Jingming         Company Secretary                   0                       No change

* Resigned on June 18, 2003. Chen Xinyuan then became an External Director the same day.

        We have no employee share purchase plan, share option plan or other arrangement to involve employees in our share capital.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

    A.  MAJOR SHAREHOLDERS.

        Sinopec Corp owns 55.56% of our share capital and is able to exercise all the rights of a controlling shareholder, including the election of directors and voting on amendments to our Articles of Association.

        The table below sets forth information regarding ownership of our capital stock as of May 31, 2003 by (i) all persons who we know own beneficially more than five percent of our capital stock and (ii) our officers and directors as a group. We are not aware that any such shareholder had voting rights different from those indicated by the table below.

                                                                           Percent of
                              Identity of            Number of Shares      Total Share
  Title of Class            Person or Group               Held               Capital
--------------------    -----------------------     ------------------    ------------
Domestic Shares         China Petroleum &                4,000,000,000          55.56%
                         Chemical Corporation

H Shares                HKSCC nominees Ltd.              1,863,720,401          25.74%

A Shares                Directors and Officers                  32,200    less than 1%

        As of May 31, 2003, a total of 2,330,000,000 H Shares were outstanding, 6,000 of which were held by one U.S. holder of record, and a total of 1,611,340 ADSs, representing the equivalent of 161,134,000 H Shares, were outstanding. Of the outstanding ADSs, 1,600,340 ADSs, representing the equivalent of 160,034,000 H Shares, or 6.9% of the outstanding H Shares, were held by a total of 137 US holders of record as of May 31, 2003. A total of 720,000,000 A Shares were also outstanding on that date. As A Shares can only be held by Chinese investors, there were no non-Chinese holders of record of A Shares.

    B.  RELATED PARTY TRANSACTIONS.

        Intercompany service agreements

        Prior to its dissolution, JI provided machinery maintenance, transportation, medical care, technical training and other services to us, and we provided public utility services, such as water, electricity and steam, to JI. Following the dissolution of JI in August 1997 and the transfer of its subsidiaries to Sinopec, the services agreement between us and JI was terminated. In March 1998, we entered into a new services agreement with Sinopec to replace the terminated services agreement. The new services agreement contains the same terms and conditions as those contained in the previous services agreement and the services are to be provided either at market prices or prices set by governmental authorities. Those services are currently provided by Sinopec Group. See Item 4A. Information on the Company - History.

        In August 1997, we entered into a three-year agreement (the "Agreement") with Sinopec for the management of six subsidiaries (the "Subsidiaries") formerly held under and managed by JI and which provided services and products to us as required by the previous services agreement between us and JI. Following the dissolution of JI in August 1997, the Subsidiaries became subsidiaries of Sinopec and are now directly controlled by Sinopec Group. Under the Agreement, we have agreed to manage the production, operation and labor and employment matters of the Subsidiaries. We estimate the total management fee we receive, which is calculated on a cost basis, to be approximately RMB500,000 (US$60,406) to RMB600,000 (US$72,487) each year. We deduct these fees from the amounts payable to the Subsidiaries for their provision of services and products to us pursuant to the new services agreement referred to above.

        Business-related dealings

        We have entered into transactions with each of Sinopec Corp, Sinopec Group and its predecessor, Sinopec, JI and their respective affiliated entities, all of which are our affiliates, and will continue to enter into transactions with each of Sinopec Corp, Sinopec Group and their affiliated entities. Transactions with Sinopec Corp and its affiliated entities include the allocation of crude oil and certain raw materials and the sale of certain of our products pursuant to the State Plan.

        ETHYLENE JOINT VENTURE

        Late in 2001, we established Secco, a Sino-foreign equity joint venture, together with BP and Sinopec Corp. We own 20%, while BP and Sinopec Corp own 50% and 30%, respectively. Secco was established to build and operate a 900,000 tons rated capacity ethylene petrochemical manufacturing facility, to manufacture and market ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatics and by-products, to provide related after-sales services and technical advice with respect to such petrochemical products and by products, and to engage in polymers application development. Secco is expected to complete construction in 2005. Secco's total registered capital is US$901,440,964, of which we will provide the Renminbi equivalent of US$180,287,952. As of December 31, 2002, we paid approximately RMB224 million of the above sum. All of our contribution will be made before construction is completed in 2005.

        HKSE CONNECTED TRANSACTIONS WAIVERS

        The HKSE has granted two waivers from HKSE requirements that would require us to seek advance shareholder approval for transactions with related parties.

        Transactions under the State Plan - Transactions entered into pursuant to the State Plan are exempt, provided that we disclose them to shareholders in our next annual report filed in Hong Kong ("HK Annual Report").

        Transactions with Sinopec Corp - The HKSE has confirmed that transactions with Sinopec Corp or its associates which were previously carried out with Sinopec and its associates and were covered by the waivers, continue to be exempt following the reorganization of Sinopec on the basis that there is no change in our ultimate controlling shareholder, provided that we satisfy the following conditions (such transactions will include transactions with Sinopec Group since Sinopec Group is the controlling company of Sinopec Corp):

        . we disclose details of the transactions to shareholders in our next HK Annual Report,

        . our independent non-executive directors certify in our next HK Annual Report that the transactions have been entered into (1) in the ordinary course of business of the relevant companies, (2) on normal commercial terms or on terms that are fair and reasonable so far as our shareholders are concerned and (3) the transactions have been entered into either in accordance with the terms of the agreement governing them or, where there is no such agreement, on terms no less favorable than terms available to third parties,

        . we provide a copy of the HKSE's waivers letter to our auditors and draw their attention to the requirements, and

        .   our auditors review the transactions each year

        If, however, disclosure of any such transactions is necessary to enable investors to appraise our position or to avoid the establishment of a false market in our shares or if such transactions may have any material effect on the trading of our shares on the HKSE, we are required to disclose the relevant transaction to the HKSE as soon as practicable. The expression "ordinary course of business" will be determined in the context of the actual business of the relevant company and the expression "normal commercial terms" will be applied by reference to transactions of a similar nature and to be made by similar entities within China or, in the absence of available comparison, by reference to our history and pattern of dealings. Please also see Note 25 to our consolidated financial statements included in Item 18. Financial Statements.

        Other related party transactions

        He Fei, a non-executive Director prior to June 18, 2002, is a partner of Haiwen & Partners, our legal advisor on Chinese laws, which has received and will continue to receive legal fees in connection with their representation of us.

    C.  INTERESTS OF EXPERTS AND COUNSEL.

        Not applicable.

ITEM 8. FINANCIAL INFORMATION.

    A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

        Consolidated Financial Statements.

        Please see Item 18. Financial Statements.

        Other Financial Information

        Export Sales

        In 2002, export sales accounted for RMB943.1156 million (US$113.94 million) or 4.8% of our total sales amount.

        Litigation

        Neither we nor any of our subsidiaries is a party to, nor is any of our or their property the subject of, any legal or arbitration proceedings which may have significant effects on our financial position or profitability. We are aware of no litigation or arbitration proceedings in which any of our directors, any member of our senior management or any of our affiliates is an adverse party or has a material adverse interest.

        Dividend Policy

        Our board of directors may propose dividend distributions subject to the approval of the shareholders. The articles also provide that, unless the shareholders otherwise resolve, our board of directors is authorized in advance to distribute interim dividends each year up to 50% of our distributable profits. Shareholders receive dividends proportional to their shareholding.

        The Articles of Association require that cash dividends and other distributions in respect of H shares be declared in Renminbi and paid by us in Hong Kong dollars while cash dividends and other distributions of the domestic shares shall be paid in Renminbi. If we record no profit for the year, we may not normally distribute dividends for the year.

        We expect to continue to pay dividends, although there can be no assurance as to the particular amounts that might be paid from year to year. Payment of future dividends will depend upon our revenue, financial condition, future earnings and other factors. See Item 5. Operating and Financial Review and Prospects. See also Item 3. Key Information - Selected Financial Data - Dividends.

    B.  SIGNIFICANT CHANGES.

        No significant change has occurred after the date of the financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING.

    A.  OFFER AND LISTING DETAILS

        Set forth below is certain market information relating to our H Shares and ADSs for the periods indicated.

                           PRICE PER H SHARE         PRICE PER ADS
                           -----------------         -------------
                                 (HK$)                    (US$)
                           High         Low         High         Low

1997                       2.54         1.85        27.50       15.00

1998                       1.20         0.39        17.44        5.31

1999                       1.97         0.51        24.69        7.00

2000                       1.50         0.67        18.56        9.00

2001
  First Quarter            1.02         0.70        14.70        9.50
  Second Quarter           1.15         0.75        17.15       11.80
  Third Quarter            1.35         0.95        14.52        7.00
  Fourth Quarter           1.15         0.52        11.20        8.60

2002
  First Quarter            1.21         0.69        15.18        8.74
  Second Quarter           1.28         1.01        15.61       12.58
  Third Quarter            1.21         0.85        14.61       10.38
  Fourth Quarter           1.28         0.77        15.37        9.49

Most Recent Six Months
December, 2002             1.28         1.10        16.00       13.90
January, 2003              1.41         1.17        17.53       14.98
February, 2003             1.46         1.25        18.98       15.78
March, 2003                1.38         1.10        17.10       14.35
April, 2003                1.35         1.08        17.15       14.75
May, 2003                  1.48         1.14        18.03       14.55

----------

    B.  PLAN OF DISTRIBUTION

        Not applicable.

    C.  MARKETS

        The principal trading market for our H Shares is the HKSE. The ADSs, each representing 100 H Shares, have been issued by The Bank of New York as depositary under a Deposit Agreement with us and are listed on the NYSE under the symbol "SHI." We have also listed our A Shares on the Shanghai Securities Exchange. Prior to our initial public offering and subsequent listings on the HKSE and NYSE on July 26, 1993, there was no market for our H Shares or the ADSs. Public trading in our A Shares commenced on November 8, 1993.

    D.  SELLING SHAREHOLDERS

        Not applicable.

    E.  DILUTION

        Not applicable.

    F.  EXPENSES OF THE ISSUE

        Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

    A.  SHARE CAPITAL

        Not applicable.

    B.  MEMORANDUM AND ARTICLES OF ASSOCIATION.

        AMENDMENTS TO OUR ARTICLES OF ASSOCIATION PENDING APPROVAL

        On June 18, 2003, we held our annual general meeting of shareholders. At the meeting, the shareholders approved amendments to our Articles of Association required to comply with mandatory rules applicable to all companies with shares listed in China. These rules also required us to adopt procedural rules for shareholders' meetings, directors' meetings and supervisors' meetings, all of which were approved by the shareholders. Even though they were approved by our shareholders, the amendments and new procedures are all subject to approval by Chinese government authorities before they can become effective. Accordingly, we are still operating under our old Articles of Association, pending this approval. We expect this approval to be granted in due course.

        In this subsection, we describe the more significant changes that will come into effect upon government approval. In the following subsection, we describe our existing Articles of Association. Both subsections must be read in conjunction in order to understand how we will function after the amendments and procedural rules have been approved. You should refer to the text of the Articles of Association, our Amended Articles of Association and to the texts of applicable laws and regulations for further information.

        Cumulative Voting

        The most significant single change is probably the mandatory adoption of cumulative voting for election of directors by any company with a single shareholder who controls more than 30% of the outstanding shares. Because Sinopec Corp. owns 55.56% of our shares, our amended articles will require cumulative voting for directors for the foreseeable future. Cumulative voting allows shareholders to cast a number of votes for a candidate equal to the number of shares held times the number of directors being elected at the shareholders' meeting. If a shareholder attempts to cast more votes than he is entitled to under this system, all of the shareholder's votes will be invalid and will be deemed an abstention.

        Board of Directors

        Our Board consists of up to 19 individuals, of which more than one third must be independent from our shareholders and not hold any office with us (each, and "Independent Director"). At least one Independent Director must be an accounting professional and all Independent Directors must possess a basic knowledge of the operations of a listed company and be familiar with relevant laws and rules and have at lease five years working experience in law, economics or other area required for the fulfillment of responsibilities as an Independent Director. Independent Directors may not serve for terms exceeding six years. In addition, our amended Articles of Association sets out specific persons who are disqualified from acting as Independent Director. These include:

        . immediate family of persons who work for us or our associated entities;

        . persons or their immediate family who hold one percent or more of our shares or are among our ten largest shareholders;

        . any persons that satisfied the foregoing conditions within the past one year;

        . persons providing financial, legal, consultation or other services to us or our associated entities;

        . persons who already serve as Independent Director for five other listed companies; and

        .   anyone designated by the China Securities Regulatory Commission.

        If the resignation of an Independent Director would cause our Board of Directors to have less than one third Independent Directors, the resignation will only become effective after a new Independent Director has been appointed.

        Our Board will be required to meet at least four times each year. Directors who miss two consecutive Board meetings without appointing an alternate director to attend on their behalf will be proposed for removal at the next shareholders' meeting, provided that Independent Directors may miss three consecutive meetings before being proposed for removal. Otherwise, Independent Directors cannot be removed without cause.

        Directors may not vote on any matter in which he has a material interest, nor will he be counted for purposes of forming a quorum on such a matter.

        Board resolutions are passed by a simple majority of the Directors except for the following matters which require the consent of more than two thirds of the Directors:

        .   proposals for our financial policies;

        .   the increase or reduction of our registered capital;

        .   the issue of securities of any kind and their listing;

        .   any repurchase of our shares;

        .   significant acquisition or disposals;

        .   our merger, division or dissolution; and

        .   any amendment to our Articles of Association.

        Nominations of Directors and Supervisors

        Our Board of Directors or Supervisory Committee may nominate candidates for our Board of Directors and Board of Supervisors. In addition, shareholders holding one percent or more of our shares have the right to nominate candidates for Independent Director or Independent Supervisor and shareholders holding five percent or more of our shares have the right to nominate other candidates for Director or Supervisor. For Director candidates, the nominator and candidate will be responsible for providing truthful and complete information about the candidate for disclosure. Candidates for Independent Director must publicly declare that there does not exist any relationship between himself and us that may influence his independent, objective judgment. The China Securities Regulatory Commission may veto any candidate for Independent Director.

        Shareholding of Senior Management

        Senior management must report their holdings of our shares to us periodically. While in office and until six months afterward, they cannot transfer their interests at all.

        Short Swing Profits

        Any profits obtained by shareholders holding 5% or more of our shares or by their senior management from selling our shares and buying them again within six months or from buying our shares and selling them again within six months must be paid over to us.

        Powers of Independent Directors

        Our Independent Directors must approve any connected transactions. Connected transactions are those defined by the HKSE and by Chinese rules and regulations, but would generally include transactions with any of the following:

        . any company that, directly or indirectly, controls us or is under common control with us;

        .   any shareholders owning 5% or more of our shares;

        .   our directors, supervisors and other senior management;

        .   any of our key technical personnel or key technology suppliers;

        .   any close relative or associate of any of the above

Our independent directors can also propose to the Board of Directors the appointment or removal of our auditors, the convening of a Board meeting, independently appoint external auditors, solicit votes from shareholders and report circumstances directly to shareholders, Chinese securities regulatory authorities or other government departments. Two or more may request that the Board convene an extraordinary meeting of shareholders.

        Our Independent Directors will have to express their opinion on specified matters to the Board or to the shareholders at a shareholders' meeting, either by a single unanimous statement or individually. These matters are:

        . the nomination, removal and remuneration of directors or senior management;

        . any major loans or financial transactions with our shareholders or related enterprises and whether we have taken adequate steps to ensure repayment;

        . matters that the Independent Director believes may harm the rights and interests of minority shareholders; and

        . any other matter that they are required to opine on by applicable law or rules.

These opinions must be expressed as either, agree, qualified agreement, opposition or unable to form an opinion. All but agreement must also be accompanied by a supporting explanation. If public disclosure of the matter is required, we must also disclose the opinions of our Independent Directors.

        Any Independent Director may engage independent institutions to provide independent opinions as the basis of their decision. We must arrange the engagement and bear any costs.

        Right to Put Forward Motions

        Our Supervisory Committee and shareholders holding five 5% or more of our shares have the right to make written motions for consideration at shareholders' meetings. Any motions must be submitted to our Board in writing, be clear and specific and fall within our business scope and the powers of shareholders and not conflict with applicable laws or regulations. In determining whether to include a motion in the agenda for a shareholders' meeting, our Board must be guided by our best interests. A determination not to include a motion must be explained at the shareholders' meeting and in the subsequent announcement of the results of the shareholders' meeting. If a motion properly complies with all of the above conditions but is not included in the agenda, the proposing shareholder may convene an extraordinary general meeting of shareholders if shareholders holding ten percent or more request it.

        Connected Transactions

        Any shareholder who has an interest in a connected transaction may not vote at shareholders' meetings on that connected transaction.

        Procedural Matters

        Our amended Articles of Association authorize us to give notice to shareholders by personal service, mail or by announcement in the newspaper. Notice by announcement is deemed effective when the announcement is published.

        Our shareholders must consider and approve our medium- to long-term and annual investment plans. Our Board of Directors can adjust the annual plan by only fifteen percent of the approved capital expenditure. Similarly, our shareholders must consider and approve any of the following:

        . any individual investment which exceeds five percent of our most recent audited net asset value;

        . any risk investments, including bonds, futures and shares, in any industry not related to our business that exceed two percent of our most recent audited net asset value; and

        . any acquisition or disposition as to which any of the total asset ratio, net profit or loss ratio from the acquisition or disposition or the transaction value ratio would exceed fifty percent.

        Variations and Abrogations of Class Rights

        The issue in a twelve-month period of up to 20% of the issued and outstanding domestic shares and H Shares will not be deemed a variation or abrogation of the rights of domestic shareholders or H Share holders and, therefore, separate approval of the domestic shareholders or H Share holders would not be required.

        OUR CURRENT MEMORANDUM AND ARTICLES OF ASSOCIATION

        The following is a summary based upon provisions of our Articles of Association as currently in effect, the Company Law of the People's Republic of China (1993) and other selected laws and regulations applicable to us. As described in the preceding subsection, our Articles of Association have been amended and additional procedural rules have been adopted, pending government approval, so the discussion below must be read in conjunction with the preceding subsection in order to understand how we will function after the amendments and procedural rules have been approved. You should refer to the text of the Articles of Association, our Amended Articles of Association and to the texts of applicable laws and regulations for further information.

        Our total registered capital is 7,200,000,000 ordinary shares, of which 4,870,000,000 are domestic shares and 2,330,000,000 H shares. Our Articles of Association provide, at article 12, that our purpose is:

        . to build and operate a diversified industrial companies which will be one of the world's leading petrochemical companies;

        . to promote the development of the petrochemical industry in China through the production of a broad variety of outstanding products; and

        . to practice advanced, scientific management and apply flexible business principles, and to develop overseas markets for our products so that we and our shareholders receive reasonable economic benefits.

        Our scope of business is limited to matters approved by Chinese authorities. Article 13 provides that our primary business scope includes:

        . refining crude oil, a wide range of petroleum products, petrochemical products, basic organic chemicals, synthetic fibers and monomers, plastic products, polyester fibers and yarns, raw materials for knitting and textile products and finished products; and

        . production and operation of industrial fuels, production and operation of other by-products and refining and processing of platinum metals.

        Our secondary scope of operation includes: electricity generation, supply of heat, supply of liquefied petroleum gas, water treatment, railways, ocean and inland water transport, warehousing, real estate, technical consultation, import and export, research and all other activities incidental and consistent with our primary and secondary operation and business scope. We may adjust these subject to approval by governmental authorities.

        The following discussion primarily concerns our shares and the rights of our shareholders. Holders of our ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the H shares are held in order to exercise shareholder rights in respect of H shares.

        Domestic shares and overseas-listed foreign invested H shares are both ordinary shares in our share capital. Domestic shares are shares we issue to domestic Chinese investors for subscription in Renminbi, while H shares are shares we issue for subscription in other currencies to investors from Hong Kong, Macau, Taiwan and outside of China.

        SOURCES OF SHAREHOLDERS' RIGHTS

        China's legal system is based on written statutes and is a system in which decided legal cases have little precedent value. China's legal system is similar to civil law systems in this regard. In 1979, China began the process of developing its legal system by undertaking to promulgate a comprehensive system of laws. In December 1993, the Standing Committee of the 8th National People's Congress adopted the Chinese Company Law. Although the Chinese Company Law is expected to serve as the core of a body of regulatory measures, which will impose a uniform standard of corporate behavior on companies and their directors and shareholders, only a limited portion of this body of regulatory measures has so far been promulgated.

        Currently, the primary sources of shareholder rights are the Articles of Association, the Chinese Company Law and the HKSE listing rules, which, among other things, impose standards of conduct, fairness and disclosure on us, our directors and our controlling shareholder. To facilitate the offering and listing of shares of Chinese companies overseas, and to regulate the behavior of companies whose shares are listed overseas, the State Council Securities Committee and the State Commission for Restructuring the Economic System issued the Mandatory Provisions for articles of association of Companies Listing Overseas on August 27, 1994. These provisions have been incorporated into our Articles of Association and any amendment to those provisions will only become effective after approval by the companies approval department of local government authorized by the State Economic and Trade Commission and the China Securities Regulatory Commission.

        In addition, upon the listing of and for so long as the H shares are listed on the HKSE, we will be subject to those relevant ordinance, rules and regulations applicable to companies listed on the HKSE, the Securities (Disclosure of Interests) Ordinance and the Hong Kong Codes on Takeovers and Mergers and Share Repurchases.

        Unless otherwise specified, all rights, obligations and protections discussed below derive from our Articles of Association and/or the Chinese Company Law.

        ENFORCEABILITY OF SHAREHOLDERS' RIGHTS

        There has not been any public disclosure in relation to the enforcement by holders of H shares of their rights under constitutive documents of joint stock limited companies or the Chinese Company Law or in the application or interpretation of the Chinese or Hong Kong regulatory provisions applicable to Chinese joint stock limited companies.

        In most states of the United States, shareholders may sue a corporation "derivatively". A derivative suit involves the commencement by a shareholder of a corporate cause of action against persons who have allegedly wronged the corporation, where the corporation itself has failed to enforce the claims directly. This would include suits against corporate officers, directors, or controlling shareholders. This type of action is brought based upon a primary right of the corporation, but is asserted by a shareholder on behalf of the corporation. Because the right to sue derivatively is not available under Chinese law, our shareholders may have to rely on other means to enforce the rights of shareholders, such as through administrative proceedings.

        Our Articles of Association provide that all differences or claims

        .   between a holder of H shares and us;

        . between a holder of H shares and any of our directors, supervisors, manager or other senior officers; or

        .   between a holder of H shares and a holder of domestic shares,

        involving any right or obligation provided in the Articles of Association, the Chinese Company Law or any other relevant law or administrative regulation which concerns our affairs must, with some exceptions, be referred to arbitration at either the China International Economic and Trade Arbitration Commission in China or the Hong Kong International Arbitration Center. Our Articles of Association also provide that the arbitration will be final and conclusive. On June 21, 1999, an arrangement was made between Hong Kong and China for the summary mutual enforcement of each other's arbitration awards in a manner consistent with the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards and pre-handover practice. This new arrangement was approved by the Supreme Court of China and the Hong Kong Legislative Council, and became effective on February 1, 2000.

        All of our directors and officers reside outside the United States (principally in China) and substantially all of our assets and of those persons are located outside the United States. Therefore, you may not be able to effect service of process within the United States against any of those persons. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts within the United States or most other countries that are members of the Organization for Economic Cooperation and Development. This means that administrative actions brought by regulatory authorities such as the Securities and Exchange Commission, and other actions which result in foreign court judgments could only be enforced in China if the judgments or rulings do not violate the basic principles of the law of China or the sovereignty, security and social public interest of the society of China, as determined by a People's Court of China which has jurisdiction for recognition and enforcement of judgments. We have been advised by our Chinese counsel, Haiwen & Partners, that there is doubt as to the enforceability in China of any actions to enforce judgments of United States courts arising out of or based on the ownership of our H shares or ADSs, including judgments arising out of or based on the civil liability provisions of United States federal or state securities laws.

        RESTRICTIONS ON TRANSFERABILITY AND THE SHARE REGISTER

        All fully paid up H shares will be freely transferable in accordance with the Articles of Association unless otherwise prescribed by law and/or administrative regulations. Under current laws and regulations, H shares may be traded only among investors who are not Chinese persons, and may not be sold to Chinese investors. Consequences under Chinese law of a purported transfer of H shares to Chinese investors are unclear.

        As provided in our Articles of Association, we may refuse to register a transfer of H shares without providing any reason unless:

        .   any relevant transfer fee and stamp duty is paid;

        . the instrument of transfer is accompanied by the share certificates to which it relates and any other evidence reasonably required by our board to prove the transferor's right to make the transfer;

        .   there are no more than four joint holders as transferees; and

        .   the H shares are free from any lien of ours.

        Additionally, no transfers of shares may be registered within the 30 days prior to a shareholders' general meeting or within five days before we decide on the distribution of dividends.

        We are required to keep a register of our shareholders which shall be comprised of various parts, including one part which is to be maintained in Hong Kong in relation to H shares listed on the HKSE. Shareholders have the right to inspect the share register. For a reasonable fee, shareholders may copy any part of the share register, obtain background information regarding our directors, supervisors, manager and other senior officers, minutes of shareholder general meetings and reports regarding our share capital and any share repurchases in the prior year.

        DIVIDENDS

        Our Articles of Association require the Company to distribute dividends annually in the second quarter of the year following that in which the Company made the profits from which the dividend is paid. The Articles of Association allow for distribution of dividends in the form of cash or shares. A distribution of shares, however, must be approved by special resolution of the shareholders.

        Dividends may only be distributed, however, after allowance has been made for:

        .   recovery of losses, if any;

        .   allocations to the statutory common reserve fund;

        .   allocations to the statutory public welfare fund;

        . payment of dividends on any preference shares we issue in the future; and

        .   allocations to a discretionary common reserve fund.

        The Articles of Association require us to appoint on behalf of the holders of H shares a receiving agent which is registered as a trust corporation under the Trustee Ordinance of Hong Kong to receive dividends we declare in respect of the H shares on behalf of the H shareholders. The Articles of Association require that cash dividends and other distributions in respect of H shares be declared in Renminbi and paid by us in Hong Kong dollars while cash dividends and other distributions of the domestic shares shall be paid in Renminbi.

        If we record no profit for the year, we may not normally distribute dividends for the year.

        Dividend payments may be subject to Chinese withholding tax. See Item
10. Additional Information - Taxation.

        VOTING RIGHTS AND SHAREHOLDERS' MEETINGS

        Our board of directors must convene a shareholders' annual general meeting once every year within six months from the end of the preceding financial year. Our board must convene an extraordinary general meeting within two months of the occurrence of any one of the following events:

        . where the number of directors is less than 10, two-thirds of the number specified in our Articles of Association;

        . if the number of directors is less than five, a number stipulated in the Chinese Company Law;

        . where our unrecovered losses reach one-third of the total amount of our share capital;

        . where shareholder(s) holding 10% or more of our issued and outstanding voting shares request(s) in writing; or

        . whenever our board deems necessary or our board of supervisors so request.

        Meetings of a special class of shareholders must be called in specified situations when the rights of the holders of that class of shares may be varied or abrogated, as discussed below. Resolutions proposed by shareholder(s) holding 5% or more of the total number of voting shares shall be included in the agenda for the relevant annual general meeting if they are matters which fall within the scope of the functions and powers of shareholders in general meeting.

        All shareholders' meetings must be convened by our board by written notice given to shareholders not less than 45 days before the meeting. Based on the written replies we receive 20 days before a shareholders' meeting, we will calculate the number of voting shares represented by shareholders who have indicated that they intend to attend the meeting. We can convene the shareholders' general meeting if the number of voting shares represented by those shareholders is more than one-half of our total voting shares, regardless of the number of shareholders who actually attend the meeting. Otherwise, we shall, within five days, inform the shareholders again of the motions to be considered and the date and venue of the meeting by way of public announcement. After the announcement is made, the shareholders' meeting may be convened. Our accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, a shareholder will not invalidate the proceedings at that shareholders' meeting. However, an extraordinary shareholders meeting cannot conduct any business not contained in the notice of meeting.

        Shareholders at meetings have the power, among other things, to decide on our operational policies and investment plans, to approve or reject our proposed annual budget, approve or reject our profit distribution plans, an increase or decrease in share capital, the issuance of debentures, our merger or liquidation and any amendment to our Articles of Association. Shareholders also have the right to review any proposals by a shareholder owning 5% or more of our shares. In general, holders of H shares and domestic shares vote together as a single class at all meetings and on all matters. However, the rights of a class of shareholders may not be varied or abrogated, unless approved by both a special resolution of all shareholders at a general shareholders' meeting and by a special resolution of shareholders of that class of shares at a separate meeting. Our Articles of Association specify, without limitation, that the following amendments would be deemed to be a variation or abrogation of the rights of a class of shareholders:

        . increasing or decreasing the number of shares of a class or of a class having voting or distribution rights or privileges equal or superior to that class;

        . removing or reducing rights to receive dividends in a particular currency;

        . creating shares with voting or distribution rights superior to shares of that class;

        . restricting or adding restrictions to the transfer of ownership of shares of that class;

        . allotting and issuing rights to subscribe for, or to convert into, shares of that class or another class;

        .   increasing the rights or privileges of any other class; or

        . modifying the provision of our Articles of Association that specifies which amendments would be deemed a variation or abrogation of the rights of a class of shareholder.

        For votes on any of these matters, or any other matter that would vary or abrogate the rights of the domestic shares or H shares, the holders of domestic shares and H shares are deemed to be separate classes and vote separately. However, "Interested Shareholders" are not entitled to vote at class meetings. The meaning of "Interested Shareholder" depends on the proposal to be voted on at the class meeting:

        . If the proposal is for us to repurchase our shares either from all shareholders proportionately or by purchasing share on a stock exchange, an "Interested Shareholder" is our controlling shareholder;

        . If the proposal is for us to repurchase our shares from a shareholder by a private contract, an "Interested Shareholder" is the shareholder whose shares would be repurchased;

        . If the proposal is for our restructuring, an "Interested Shareholder" is any shareholder that has an interest in the restructuring different from the other shareholders of the class or who bears a burden under the proposed restructuring that is less than proportionate to his shareholdings of the class.

        Our Articles of Association specifically provide that an issue of up to 20% of domestic and H shares would not be a variation or abrogation of the rights of a class of shareholders if approved by a special resolution of shareholders in general meeting.

        Each share is entitled to one vote on all matters submitted to a vote of our shareholders at all shareholders' meetings, except for meetings of a special class of shareholders where only holders of shares of the affected class are entitled to vote on the basis of one vote per share of the affected class.

        Shareholders are entitled to attend and vote at meetings either in person or by proxy. Proxies must be in writing and deposited at our residence, or any other place specified in the meeting notice, not less than 24 hours before the time for holding the meeting at which the proxy proposes to vote or the time appointed for the passing of the relevant resolution(s). When the instrument appointing a proxy is executed by the shareholder's attorney-in-fact, the proxy when deposited must be accompanied by a notarially certified copy of the relevant power of attorney or other authority under which the proxy was executed.

        Except for those actions discussed below, which require supermajority votes, or special resolutions, resolutions of the shareholders are passed by a simple majority of the voting shares held by shareholders who are present in person or by proxy. Special resolutions must be passed by more than two-thirds of the voting rights represented by shareholders who are present in person or by proxy.

        The following decisions must be adopted by special resolution:

        . an increase or reduction of our share capital or the issue of shares of any class, warrants and other similar securities;

        .   the issue of our debentures;

        .   our division, merger, dissolution and liquidation;

        .   amendments to our Articles of Association; and

        . any other matters considered by the shareholders in a general meeting and which they have resolved by way of an ordinary resolution to be material and should be adopted by special resolution.

        All other actions taken by the shareholders, including the appointment and removal of our directors and independent auditors and the declaration of normal dividend payments, will be decided by an ordinary resolution of the shareholders.

        Our listing agreement with the HKSE provides that we may not permit amendments to certain sections of our Articles of Association that are subject to the Mandatory Provisions. These sections include provisions relating to (i) varying the rights of existing classes of shares, (ii) voting rights, (iii) our ability to purchase our own shares, (iv) rights of minority shareholders and (v) procedures on liquidation. In addition, certain amendments to the Articles of Association require the approval and assent of Chinese authorities.

        BOARD OF DIRECTORS

        We have an 14-member board of directors including a chairman and vice chairman. Our Articles of Association authorize up to 19 directors. Directors are elected by shareholders at a general meeting for a three year term from among candidates nominated by the board of directors or by shareholders holding 5% or more of our shares. Because the shares do not have cumulative voting rights, a holder of a majority of our shares is able to elect all of the directors. Further, because our directors do not serve staggered terms, the entire board of directors will stand for election, and could be replaced, every three years.

        Our board of directors is responsible to the shareholders in general meetings and exercises the following functions and powers:

        (a) to be responsible for the convening of shareholders' meetings and reporting on its work to the shareholders at shareholders' meetings;

        (b) to implement the resolutions passed by the shareholders in general meeting;

        (c) to determine our business plans and investment proposals;

        (d) to formulate our annual budget and final accounts;

        (e) to formulate our profit distribution proposal and loss recovery proposals;

        (f) to formulate proposals for the increase or reduction of our registered capital and the issuance of our debentures;

        (g) to draw up plans for our merger, division or dissolution;

        (h) to decide on our internal management structure;

        (i) to appoint or remove our general manager and to appoint or remove our deputy general manager and financial officers, based on the recommendation of the general manager, and to decide on their remuneration;

        (j) to formulate our basic management system; and

        (k) to formulate proposals for any amendment of our Articles of Association.

        Except for items (f), (g) and (k), which require the affirmative vote of more than two-thirds of all of our directors, resolutions on any other items may be approved by the affirmative vote of a simple majority of our directors. Additionally, the board of directors may not dispose of more than 33% of our fixed assets in any four month period without first obtaining shareholder approval.

        In addition to obligations imposed by laws, administrative regulations or the listing rules of the stock exchanges on which our shares are listed, the Articles of Association place on each of our directors, supervisors, manager and any other senior officers a duty to each shareholder, in the exercise of our functions and powers entrusted to them:

        . not to cause us to exceed the scope of business stipulated in our business license;

        .   to act honestly in what he considers our best interests;

        . not to expropriate our assets in any way, including (without limitation) usurpation of opportunities which may benefit us; and

        . not to expropriate the individual rights of shareholders, including (without limitation) rights to distributions and voting rights, except according to a restructuring which has been submitted to the shareholders for their approval in accordance with the Articles of Association.

        Our Articles of Association further place on each of our directors, supervisors, manager and other senior officers:

        . a duty, in the exercise of their powers and discharge of their duties, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

        . a fiduciary obligation, in the discharge of his duties, not to place himself or herself in a position where his or her interests may conflict with his or her duty to us; and

        . a duty not to cause a person or an organization related or connected to him or her in specified relationships to do what they are prohibited from doing.

        If a director, supervisor, manager or senior officer is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement with us (other than his contract for service as our director), he must disclose his interest to the board of directors at the earliest opportunity. Our Articles of Association provide that unless the interested person has made the disclosure and the contract, transaction or arrangement is approved by the board of directors, with the interested person not voting and not counted for purposes of establishing a quorum, the contract, transaction or arrangement is voidable by us, except as against a party acting without notice of the breach of duty by the interested person.

        We pay all expenses that our directors incur for their services as directors. Directors also receive compensation for their services under service contracts that are negotiated by the supervisory committee and approved by the shareholders.

        Subject to the stipulations of relevant laws and regulations, the shareholders in a general meeting may be ordinary resolution remove any director before the expiration of his term of office. Except for the restrictions placed on controlling shareholders, discussed below, our shareholders in general meeting have the power to relieve a director, supervisor, manager or senior officer from liability for specific breaches of duty.

        BOARD OF SUPERVISORS

        The board of supervisors exists to supervise our directors and our senior officers to prevent them from abusing their positions and powers or infringing our rights and interests or those of our shareholders or employees. The board of supervisors has no power over the decisions or actions of our directors or officers except to compel them to correct any act harmful to our interests. The board of supervisors is currently composed of seven members appointed for a three year term. It has the right to:

        .   attend meetings of our board of directors;

        .   inspect our financial affairs;

        . supervise our directors, general manager and other senior officers in order see whether they violate any laws, regulations or the Articles of Association in performing their duties;

        . require our directors, general manager or other senior officers to correct any act harmful to our interests;

        . verify financial reports, accounting reports, business reports, profit distribution plans and other financial information proposed to be tabled at the shareholders' general meeting;

        . require the board of directors to convene an extraordinary general meeting of shareholders;

        . represent us in negotiations with directors or in initiating legal proceedings against a director on our behalf; and

        .   any other matters authorized by the Articles of Association.

        Our board of supervisors must include two employee representatives appointed by our employees. The remaining members are appointed by the shareholders in a general meeting, provided that our directors, general manager and senior officers are not eligible to serve as supervisors. The board of supervisors must meet at least once a year. Decisions of the board of supervisors must be made by a two-thirds vote. We will pay all reasonable expenses incurred by the board of supervisors in appointing professional advisors, such as lawyers, accountants or auditors.

        LIQUIDATION RIGHTS

        In the event of our liquidation, payment of debts out of our remaining assets will be made in the order of priority prescribed by applicable laws and regulations. After payment of debts, we will distribute the remaining property to shareholders according to the class and proportion of their shareholdings. For this purpose, the H shares will rank equally with the domestic shares.

        LIABILITY OF SHAREHOLDERS

        Shareholders are not liable to make any further contributions to our share capital other than as agreed by the subscriber of the relevant shares on subscription. This provision means that holders of ADRs will also not be liable to make further contributions to our share capital.

        DURATION

        We are organized as a joint stock limited company of indefinite duration.

        INCREASE IN SHARE CAPITAL

        The Articles of Association require that approval by a resolution of the shareholders be obtained prior to issuing new shares. New issues of shares must also be approved by the relevant Chinese authorities.

        REDUCTION OF SHARE CAPITAL AND PURCHASE BY US OF OUR SHARES

        We may reduce our registered share capital only upon obtaining the approval of the shareholders and, when applicable, relevant Chinese authorities. Repurchases may be made either by way of a general offer to all shareholders in proportion to their shareholdings, by purchasing our shares on a stock exchange or by an off-market contract with individual shareholders.

        RESTRICTIONS ON LARGE OR CONTROLLING SHAREHOLDERS

        Our Articles of Association provide that, in addition to any obligation imposed by laws and administrative regulations or required by the listing rules of the stock exchanges on which our shares are listed, a controlling shareholder cannot exercise voting rights in a manner prejudicial to the interests of the shareholders generally or of some part of the shareholders:

        . to relieve a director or supervisor from his or her duty to act honestly in our best interest;

        . to approve the expropriation by a director or supervisor (for his or her own benefit or for the benefit of another person) of our assets in any way, including, without limitation, opportunities which may benefit us; or

        . to approve the expropriation by a director or supervisor (for his or her own benefit or for the benefit of another person) of the individual rights of other shareholders, including, without limitation, rights to distributions and voting rights (but not according to a restructuring of our company which has been submitted for approval by the shareholders in a general meeting in accordance with our Articles of Association).

        A controlling shareholder, however, will not be precluded by our Articles of Association or any laws and administrative regulations or the listing rules of the stock exchanges on which our shares are listed from voting on these matters.

        A controlling shareholder is defined by our Articles of Association as any person who, acting alone or together with others:

        .   has the power to elect more than one-half of the board of directors;

        . has the power to exercise, or to control the exercise of, 30% or more of our voting rights;

        .   holds 30% or more of our issued and outstanding shares; or

        .   has de facto control of us in any other way.

        MINUTES, ACCOUNTS AND ANNUAL REPORT

        Our shareholders may inspect copies of the minutes of the shareholders' general meetings during our business hours free of charge. Shareholders are also entitled to receive copies of these minutes within seven days of receipt of the reasonable charges we may require.

        Our fiscal year is the calendar year ending December 31. Each fiscal year, we must mail our financial report to shareholders not less than 21 days before the date of the shareholders' annual general meeting. These and any interim financial statements must be prepared in accordance with Chinese accounting standards and, for so long as H shares are listed on the HKSE, must also be prepared in accordance with or reconciled to either Hong Kong accounting standards or international accounting standards. The financial statements must be approved by an ordinary resolution of the shareholders at the annual general meeting.

        Independent auditors are appointed each year by the shareholders at the annual meeting.

    C.  MATERIAL CONTRACTS.

        None.

    D.  EXCHANGE CONTROLS.

        Our Articles of Association require that cash dividends on our H Shares be declared in Renminbi and paid in HK dollars. The Articles of Association further stipulate that such dividends must be converted to HK dollars at a rate equal to the average of the closing exchange rates for HK dollars as announced by the Chinese Foreign Exchange Trading Center for the calendar week preceding the date on which the dividends are declared.

        The Renminbi currently is not a freely convertible currency. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange, through control of foreign debts borrowed by domestic enterprises and through restrictions on foreign imports. The State Administration of Foreign Exchange ("SAFE"), under supervision of the People's Bank of China ("PBOC"), is responsible for matters relating to foreign exchange administration.

        Foreign exchange transactions involving Renminbi must take place either through financial institutions authorized to undertake foreign exchange conversion transactions, such as Chinese state-owned or foreign banks. Access to foreign exchange, and the ability to remit foreign exchange abroad are regulated by Chinese government policies administered by the SAFE.

        Effective January 1, 1994, a unitary, managed floating-rate system was introduced in China to replace the previous dual-track foreign exchange system consisting of two exchange rates. Under this system, the PBOC sets and publishes the PBOC Rate each day, with reference to the prior day's Renminbi-US dollar trading price on the national inter-bank foreign exchange market, called the China Foreign Exchange Trading System ("CFETS"). At present, certain State-designated banks, foreign banks and Chinese funded non-banking financial institutions, connected through a computer network, are the principal parties participating in the CFETS. The main function of the CFETS is to provide foreign exchange trading and settlement services among the participating members. Based on the PBOC Rate, each participating member sets its own exchange rate for the purpose of buying and selling foreign exchange from or to its customers. The CFETS is supervised and managed by the SAFE in accordance with PBOC policy.

        As a result of the adoption of the unitary system, on January 1, 1994, the official exchange rate of approximately RMB5.8 to US$1.00 was revalued to approximately RMB8.7 to US$ 1.00. As part of the new system, the PBOC also publishes the Renminbi rate of exchange against other major currencies by reference to the price of the US dollar in international foreign exchange markets.

        The Chinese government announced a policy in late December 1993 that, under the unitary system, the PBOC would try to balance the demand for and supply of foreign currencies in China and stabilize the Renminbi exchange rate mainly through macroeconomic measures, such as monetary policy and interest rates. Nonetheless, if necessary, government intervention is expected to be used to stabilize the PBOC Rate.

        Domestic enterprises, which prior to 1994 had been permitted to retain a portion of their foreign currency earnings, are now required to sell all of their foreign currency earnings to State-designated banks at the rate used by the relevant CFETS member, which is based on the PBOC Rate, except for such items as the proceeds of foreign currency loans or the issuance of foreign currency-denominated bonds or shares. All international commercial loans borrowed by domestic enterprises have to be registered with the SAFE before the loans become effective. Under the new system, domestic enterprises and institutions are permitted to buy foreign exchange from State-designated banks at designated times upon presentation of appropriate documentation establishing the existence of import contracts or payment notes of overseas financial institutions. Such enterprises and institutions also are permitted under the new system to purchase foreign exchange for the import of certain products subject to quotas, import permits and registration controls. Domestic enterprises are permitted to apply to purchase foreign exchange for the payment of dividends that have been authorized as payable in foreign currency. Conversion and payment are to be effected on the basis of a written resolution on profit distribution passed by the enterprise's board of directors and evidence that the enterprise has paid all required Chinese taxes.

        While the impact of the foregoing developments are not entirely clear, it appears that the trend in the Chinese government's foreign exchange policy is toward easier convertibility of the Renminbi.

        The holders of the ADSs will receive the HK dollar dividend payments in US dollars at conversion rates related to market rates and subject to fees as set forth in our Deposit Agreement with The Bank of New York, as Depositary. Since October 17, 1983, the HK dollar has been linked to the US dollar at the rate of HK$7.80 = US$1.00, and the Hong Kong government has stated its intention to maintain the link at that rate, although there can be no guarantee that the link will be maintained.

    E.  TAXATION.

        PRC TAXATION

        The following is a summary of those taxes, including withholding provisions, to which United States security holders are subject under existing Chinese laws and regulations. The summary is subject to changes in Chinese law, including changes that could have retroactive effect. The summary does not take into account or discuss the tax laws of any country other than China, nor does it take into account the individual circumstances of a security holder. This summary does not purport to be a complete technical analysis or an examination of all potential tax effects under such laws and regulations.

        Tax on Dividends

            FOR AN INDIVIDUAL INVESTOR

        According to the Individual Income Tax Law of the People's Republic of China of October 31, 1993, as amended (the "Individual Income Tax Law") dividends paid by Chinese companies to foreign individuals not resident in China are ordinarily subject to Chinese withholding tax at a flat rate of 20%.

        However, pursuant to the Notice Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals (the "Tax Notice"), issued by the State Tax Bureau (now the State Administration of Taxation or "SAT") on July 21, 1993, dividends paid by Chinese companies, with respect to their shares listed on an overseas stock exchange ("Overseas Shares"), such as H Shares (including H Shares represented by ADSs), or on domestically-listed foreign invested shares ("B Shares"), to foreign individuals not resident in China, are temporarily exempt from Chinese withholding tax. The Tax Notice remains in force and the relevant tax authority has thus far not collected withholding tax on dividends paid by Chinese companies, with respect to their Overseas Shares and B Shares, to foreign individuals not resident in China.

        In the event that the Tax Notice is withdrawn, a 20% withholding tax may be imposed in accordance with the Individual Income Tax Law and the Rate Reduction Notice, subject to reduction by an applicable income tax treaty.

            FOR A CORPORATION

        According to the Income Tax Law of the People's Republic of China for Enterprises with Foreign Investment and Foreign Enterprises of April 9, 1991, as amended (the "Foreign Corporate Income Tax Law"), dividends paid by Chinese companies to foreign corporations are ordinarily subject to Chinese withholding tax at a flat rate of 20%.

        However, pursuant to the Tax Notice, dividends paid by Chinese companies, with respect to their Overseas Shares and B Shares, to foreign corporations are temporarily exempt from Chinese withholding tax. Again, the Tax Notice remains in force and the relevant tax authority has thus far not collected withholding tax on dividends paid by Chinese companies, on their Overseas Shares and B Shares, to foreign corporations.

        In the event that the Tax Notice is withdrawn, a 20% withholding tax may be imposed in accordance with the Foreign Corporate Income Tax Law and the Rate Reduction Notice, subject to reduction by an applicable income tax treaty.

        Capital Gains Tax

        According to the Individual Income Tax Law, the Foreign Corporate Income Tax Law, their respective implementing regulations, and the Notice on Questions Relating to Reduced Income Tax on Foreign Enterprise Income in China from Interest, etc., issued by the State Council on November 18, 2000 (the "Rate Reduction Notice"), capital gains recognized by foreign individuals not resident in China and foreign corporations, with respect to their sale of equity shares of Chinese companies, are ordinarily subject to Chinese tax, purportedly in the form of withholding tax, at a flat rate of 20% and 10% respectively.

        However, pursuant to the Tax Notice, capital gains recognized by foreign individuals not resident in China and foreign corporations, with respect to their sale of Overseas Shares and B Shares are temporarily exempt from Chinese tax. As discussed above, the Tax Notice remains in force and the relevant tax authority has thus far not sought to collect Chinese tax on capital gains recognized by foreign individuals not resident in China and foreign corporations with respect to their sale of Overseas Shares and B Shares.

        In the event that the Tax Notice is withdrawn, Chinese tax, at a rate of 20% for individuals or 10% for corporations may be imposed in accordance with the Individual Income Tax Law, the Corporate Income Tax Law, their respective implementing regulations and the Rate Reduction Notice, subject to reduction by an applicable income tax treaty.

        Tax Treaties

        China has an income tax treaty with the United States that currently limits the rate of Chinese withholding tax to 10% for dividends we pay to individuals and corporations that qualify for treaty protection. However, this treaty does not offer protection for capital gains. Since the Tax Notice remains in force to temporarily exempt dividends and capital gains from the Chinese taxes described above, this treaty is not relevant at this time.

        Stamp Tax

        Chinese stamp tax is not applicable to the acquisition or disposition of shares in a Chinese company made outside of China pursuant to the Provisional Regulations of the People's Republic of China Concerning Stamp Tax effective on July 1, 1989.

        Estate or Gift Tax

        China does not currently impose any estate or gift tax.

        U.S. TAXATION

        The following is a summary of United States federal income tax considerations that are relevant to US Holders (as defined below) who hold H shares or ADSs. This summary is based upon existing United States federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular US Holders in light of their individual investment circumstances, such as investors subject to special tax rules, including: financial institutions, insurance companies, broker-dealers, tax-exempt organizations, partnerships and other flow-through entities, and, except as described below, non-US Holders, or to persons that hold H shares or ADSs as part of a straddle, hedge, conversion, or constructive sale transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any estate, gift, foreign, state, or local tax considerations. This summary assumes that US Holders hold their H shares or ADSs as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code.

        In general, for US federal income tax purposes and for purposes of the income tax treaty between China and the United States, beneficial owners of ADSs will be treated as the beneficial owners of the H shares represented by those ADSs. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for the holder's proportionate interest in the H shares. A US Holder's tax basis in the withdrawn H shares will be the same as the tax basis in the ADSs surrendered therefore, and the holding period in the withdrawn H shares will include the period during which the holder held the surrendered ADSs.

        For purposes of this summary, a US Holder is a beneficial owner of H shares or ADSs that is for United States federal income tax purposes:

        .   An individual who is a citizen or resident of the United States;
        .   A corporation or other entity treated as a corporation that is created in or organized under the laws of the United States or any State or political subdivision thereof;
        .   An estate the income of which is includible in gross income for
            United States federal income tax purposes regardless of its source;
        .   A trust the administration of which is subject to the primary supervision of a United States court and which has one or more
            United States persons who have the authority to control all substantial decisions of the trust;
        .   A trust that was in existence on August 20, 1996, was treated as a
            United States person for United States federal income tax purposes on the previous day, and elected to continue to be so treated; or
        .   A person otherwise subject to US federal income tax on its worldwide income.

        The treatment of a partner of a partnership (or of an entity treated as a partnership for US federal income tax purposes) as a US Holder may depend upon the status of the partner as a US Holder (irrespective of the status of the partnership) and upon the nature and activities of the partnership. Partners of partnerships (or of entities treated as partnerships for US federal income tax purposes) holding H shares or ADSs should consult their tax advisors as to the tax consequences of purchasing, owning or disposing of such H shares or ADSs.

        A beneficial owner of H shares or ADSs that is not a US Holder is referred to herein as a "Non-US Holder." Except as specifically addressed below, this discussion does not address any tax consequences to Non-US Holders of the ownership or disposition of the H shares or ADSs. Non-US Holders should consult their own tax advisors with respect to the tax consequences to them of owning and disposing of the H shares and ADSs.

        A foreign corporation will be treated as a "passive foreign investment company" (a "PFIC"), for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of "passive" income or 50% or more of its assets are passive. We presently believe that we are not a PFIC and do not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis and is subject to change. The following discussion assumes that we will not be subject to treatment as a PFIC for United States federal income tax purposes.

        Taxation of Dividends

        For US federal income tax purposes, the gross amount of a distribution in respect of H shares or ADSs owned by a US Holder, including any amounts of Chinese tax withheld on the distribution, will be treated as dividend income to such US Holder to the extent paid out of current or accumulated earnings and profits, as determined for US federal income tax purposes. That dividend income will not be eligible for the dividends received deduction generally allowed to corporations under Section 243 of the US Code. To the extent the distribution exceeds the US Holder's allocable share of current and accumulated earnings and profits, the excess will be applied first to reduce the US Holder's basis in his or her H shares or ADSs, and any remaining excess would constitute gain from the deemed sale or exchange of such H shares or ADSs. See "Sale or Other Disposition of H shares or ADSs" below.

        Dividends paid in Hong Kong dollars will be included in the income of a US Holder in a US dollar amount calculated by reference to the exchange rate in effect on the date of receipt thereof by the depositary, in the case of ADSs, or by the US Holder, in the case of H shares held directly by such US Holder, regardless of whether the payment is in fact converted into US dollars. If the dividends paid in Hong Kong dollars are converted into US dollars on the date of receipt by the depositary, in the case of ADSs, or by the US Holder, in the case of H shares held directly by such US Holder, US Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. In the case of dividends paid in Hong Kong dollars that are not converted into US dollars on the date of receipt, the amount of Hong Kong dollars received will have a tax basis equal to their US dollar value at the time of receipt, and any gain or loss realized upon a subsequent conversion or other disposition of the Hong Kong dollar amount will be treated as ordinary income or loss from sources within the United States.

        Dividends received on H shares or ADSs will be treated, for US federal income tax purposes, as foreign source income. A US Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any Chinese withholding taxes imposed on such dividends. US Holders who do not elect to claim a foreign tax credit for foreign income tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which the US Holder elects to do so for all creditable foreign income taxes. As discussed in "Chinese Taxation - Tax on Dividends," no Chinese withholding tax currently is imposed in respect of dividends on the H shares and ADSs, although Chinese withholding taxes could be imposed in the future.

        Sale or Other Disposition of H shares or ADSs

        A US Holder will recognize capital gain or loss upon the sale or other disposition of H shares or ADSs in an amount equal to the difference between the amount realized upon the disposition and the US Holder's adjusted tax basis in such H shares or ADSs, as each is determined in US dollars. Any capital gain or loss will be long-term if the H shares or ADSs have been held for more than one year and will generally be United States source gain or loss. The claim of a deduction in respect of a capital loss, for United States federal income tax purposes, may be subject to limitations.

        Backup Withholding

        Proceeds from the sale of, and dividends on, the ADSs or H shares paid within the United States or through certain US-related financial intermediaries are subject to information reporting and may be subject to backup withholding at the rate of 28% unless the US Holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Any amount withheld from a payment to a US Holder under the backup withholding rules will be allowable as a credit against such US Holder's US federal income tax liability, provided that the required information is furnished to the US Internal Revenue Service.

        US Holders should consult their own tax advisor as to the application of the US federal information reporting and backup withholding requirements to them and their qualification, if any, for an exemption under these rules.

        Non-US Holders

        An investment in H shares or ADSs by a Non-US Holder will not give rise to any US federal income tax consequences unless:

        . the dividends received or gain recognized on the sale of H shares or ADSs by such person is treated as effectively connected with the conduct of a trade or business by such person in the United States as determined under United States federal income tax law; or
        . in the case of gains recognized on a sale of H shares or ADSs by an individual, such individual is present in the United States for 183 days or more and certain other conditions are met.

        In order to avoid backup withholding on dividend payments made in the United States, a Non-US Holder of the H shares or ADSs may be required to complete, and provide the payor with, an Internal Revenue Service Form W-8BEN, or other documentary evidence, certifying that such holder is an exempt foreign person.

        This discussion, which does not address any aspects of US taxation other than US federal income taxation relevant to US Holders of Sinopec Shanghai Petrochemical Company Limited H shares or ADRs, is of a general nature only and is not intended to be and should not be constructed to be, legal or tax advice to any US Holder and no representation with respect to those tax consequences to any particular US Holder is made. DUE TO THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, US HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF H SHARES AND ADSs, INCLUDING THE EFFECTS OF US FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES.

    F.  DIVIDENDS AND PAYING AGENTS.

        Not applicable.

    G.  STATEMENT BY EXPERTS.

        Not applicable.

    H.  DOCUMENTS ON DISPLAY.

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with these requirements, we file reports with and submit other information to the Securities and Exchange Commission. These materials, including this annual report and the exhibits hereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional office at The Woolworth Building, 233 Broadway, New York, NY 10279. Copies of the materials may be obtained from the Public Reference Room at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, this information can be obtained from the web site of the Commission: http:\\www.sec.gov.

    I.  SUBSIDIARY INFORMATION.

        Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

        INTEREST RATE SENSITIVITY

        We are subject to risk resulting from fluctuations in interest rates. Our debts are fixed and variable rate bank and other loans, with original maturities ranging from 1 to 18 years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. We have no program of interest rate hedging activities and did not engage in any of such activities in 2002 and 2001.

        The following table provides information, by maturity date, regarding our interest rate sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of December 31, 2002 and 2001.

                                                                    As of December 31, 2002
                                     ---------------------------------------------------------------------------------------------
                                                                                                             Total
                                                                                                            Recorded
                                       2003        2004        2005        2006       2007     Thereafter    Amount     Fair Value
                                     ---------   ---------   ---------   ---------   -------   ----------   ---------   ----------
                                                         (RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
   In US Dollars                        37,948      37,944      14,899      14,899    14,899        7,452     128,041      126,114
   Average interest rate                  4.29%       4.29%       1.50%       1.50%     1.50%        1.50%       3.15%          --

   In Japanese Yen                      35,622      24,740          --          --        --           --      60,362       63,704
   Average interest rate                  5.70%       5.70%         --          --        --           --        5.70%          --

Variable rate bank and other loans
   In US Dollars                        80,391      44,376       2,231       2,231     2,231       17,859     149,319      149,319
   Average interest rate /(1)/            2.10%       2.45%       2.37%       2.37%     2.37%        2.37%       2.24%          --

   In RMB                            3,651,316   1,332,650   1,834,833   1,044,833    44,834           --   7,908,466    7,908,466
   Average interest rate /(1)/            5.87%       5.55%       5.18%       5.74%     5.58           --        5.64%          --

----------

(1) The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

                                                                       As of December 31, 2001
                                     ---------------------------------------------------------------------------------------------
                                                                                                             Total
                                                                                                            Recorded
                                       2002        2003        2004       2005        2006     Thereafter    Amount     Fair Value
                                     ---------   ---------   ---------   -------   ---------   ----------   ---------   ----------
                                                         (RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
   In US Dollars                        82,603      32,943      32,943    14,940      14,940       22,136     200,505      202,221
   Average interest rate                  5.44%       4.29%       4.29%     1.50%       1.50%        1.50%       4.04%          --

   In Japanese Yen                      32,510      32,510      22,469        --          --           --      87,489       96,575
   Average interest rate                  5.63%       5.63%       5.62%       --          --           --        5.62%          --

Variable rate bank and other loans
   In US Dollars                       163,639      79,608      84,856     1,337       1,337       11,367     342,144      342,144
   Average interest rate /(1)/            2.51%       2.51%       2.47%     2.48%       2.48%        2.48%       2.50%          --

   In RMB                            3,604,790     437,040   1,038,100   350,000   1,000,000           --   6,429,930    6,429,930
   Average interest rate /(1)/            5.86%       6.10%       6.00%     6.03%       6.03%          --        5.94%          --

----------
(1) The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

        EXCHANGE RATE SENSITIVITY

        We are also exposed to foreign exchange rate risk as a result of its foreign currency denominated long-term debt and, to a limited extent, cash and cash equivalents denominated in foreign currencies. We have no program of foreign currency hedging activities and engaged no foreign currency hedging activities in 2002 and 2001.

        The following table provides information, by maturity date, regarding our foreign exchange rate sensitive financial instruments, which consist of cash and cash equivalents, short-term and long-term debt obligations as of December 31, 2002 and 2001.

                                                                       As of December 31, 2002
                                     ---------------------------------------------------------------------------------------------
                                                                                                             Total
                                                                                                            Recorded
                                       2003        2004        2005       2006       2007      Thereafter    Amount     Fair Value
                                     ---------   ---------   ---------   -------   ---------   ----------   ---------   ----------
                                                         (RMB equivalent in thousands, except interest rates)
On-balance sheet financial
 instruments

Cash and cash equivalents:
   In Hong Kong Dollars                 25,325          --          --        --          --           --      25,325       25,325
   In U.S. Dollars                      21,075          --          --        --          --           --      21,075       21,075
   In Swiss Francs                         771          --          --        --          --           --         771          771
   In Euro                              32,019          --          --        --          --           --      32,019       32,019

Debt:
Fixed rate bank and other loans

   In US Dollars                        37,948      37,944      14,899    14,899      14,899        7,452     128,041      126,114
   Average interest rate                  4.29%       4.29%       1.50%     1.50%       1.50%        1.50%       3.15%          --

   In Japanese Yen                      35,622      24,740          --        --          --           --      60,362       63,704
   Average interest rate                  5.70%       5.70%         --        --          --           --        5.70%          --

Variable rate bank and other loans
   In US Dollars                        80,391      44,376       2,231     2,231       2,231       17,859     149,319      149,319
   Average interest rate /(1)/            2.10%       2.45%       2.37%     2.37%       2.37%        2.37%       2.24%          --

   Interest free bank and other
    loans (U.S. Dollars)                 9,931       4,134          --        --          --           --      14,065       14,065

----------
(1) The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

                                                                       As of December 31, 2001
                                     ---------------------------------------------------------------------------------------------
                                                                                                             Total
                                                                                                            Recorded
                                       2002        2003        2004       2005       2006      Thereafter    Amount     Fair Value
                                     ---------   ---------   ---------   -------   ---------   ----------   ---------   ----------
                                                         (RMB equivalent in thousands, except interest rates)
On-balance sheet financial
 instruments

Cash and cash equivalents:
   In Hong Kong Dollars                 20,186          --          --        --          --           --      20,186       20,186
   In U.S. Dollars                      44,485          --          --        --          --           --      44,485       44,485
   In Deutsche Marks                         -          --          --        --          --           --           -            -
   In Swiss Francs                         639          --          --        --          --           --         639          639
   In Japanese Yen (JP(Y))                 959          --          --        --          --           --         959          959
   In Euro                              28,918          --          --        --          --           --      28,918       28,918

Debt:
   Fixed rate bank and other loans
    (U.S. Dollars)                      82,603      32,943      32,943    14,940      14,940       22,136     200,505      202,221
   Average interest rate                  5.44%       4.29%       4.29%     1.50%       1.50%        1.50%       4.04%          --

   Fixed rate bank and other loans
    (JP(Y))                             32,510      32,510      22,469        --          --           --      87,489       96,575
   Average interest rate                  5.63%       5.63%       5.62%       --          --           --        5.62%          --

   Variable rate bank and other
    loans (U.S. Dollars)               163,639      79,608      84,856     1,337       1,337       11,367     342,144      342,144

   Average interest rate /(1)/            2.51%       2.51%       2.47%     2.48%       2.48%        2.48%       2.50%          --

   Interest free bank and other
    loans (U.S. Dollars)                15,051       4,966       4,138        --          --           --      24,155       24,155

----------
(1) The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

        Not applicable.

                                    PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

                None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

        Please see Item 10.B.-Memorandum and Articles of Association for a
                   -------------------------------------------------
description of pending amendments to our Articles of Association and other Procedural rules.

ITEM 15.CONTROLS AND PROCEDURES

    A.  EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.

        The term "disclosure controls and procedures" is defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act. These rules refer to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within required time periods. This includes controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive officer or officers and principal financial officer or officers, to allow timely decisions regarding required disclosure.

        We maintain a written policy adopted by our board of directors that governs the collection, coordination and disclosure of information to our shareholders, the public and to governmental and other regulatory bodies. All such disclosures are coordinated by the Secretary and subject to execution by either the Chairman of the Board or, for disclosures by our Supervisory Board, the Chairman of the Supervisory Board. Under the policy, all material issues must be disclosed and our disclosures must be true, accurate, complete and timely without any false or misleading statements. Each of our departments and subsidiaries have their own supplemental policies which may be both written and unwritten.

        Our chief executive officer and our chief financial officer have evaluated the effectiveness of our disclosure controls and procedures as of a date within 90 days before the filing of this report (the "Evaluation Date"), and they have concluded that, as of the Evaluation Date, such controls and procedures were effective at ensuring that required information will be disclosed on a timely basis in our reports filed under the Exchange Act.

        Subsequent to the date of the evaluation described above, we have not made any significant changes, including corrective actions with regard to significant deficiencies or material weaknesses, in our internal controls or in other factors that could significantly affect these controls, except for the adoption of amendments to our Articles of Association and the adoption of procedural rules for shareholders' meetings, directors' meetings and supervisors' meetings, all of which were approved by the shareholders at our annual general meeting on June 18, 2003. These amendments and procedural rules were required under mandatory rules applicable to all companies with shares listed in China. They cover such matters as the rights of shareholders, obligations of controlling shareholders, rights of our Independent Directors and Supervisors and the adoption of cumulative voting for Board elections. They are designed to strengthen the oversight provided by our Board, and our Independent Directors in particular. For a more detailed description, please see Item 10B. - Memorandum and Articles of Association.

        Although we believe our existing disclosure controls and procedures are adequate to enable us to comply with our disclosure obligations, we do not expect that our disclosure controls and procedures or our other internal controls can prevent all error and all fraud or that our evaluation of these controls and procedures can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. The benefits of controls and procedures must be considered relative to their costs, and the design of any system of controls is based in part upon assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls and procedures may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of these and other inherent limitations in controls and procedures, misstatements or omissions due to error or fraud may occur and not be detected. In part to mitigate this risk, we plan to further refine our controls and procedures in light of developing practice in this area and emerging standards and mandatory rules.

    B.  CHANGES IN INTERNAL CONTROLS.

        We maintain a system of internal accounting controls that are designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are carefully followed. For the year ended December 31, 2002, there were no significant changes to our internal controls or in other factors that could significantly affect our internal controls and we have not identified any significant deficiencies or material weaknesses in our internal controls.

ITEM 16. [RESERVED]

                                    PART IV.

ITEM 17. FINANCIAL STATEMENTS.

        We have elected to provide the financial statements and related information specified in Item 18 in lieu of the information called for by this
Item 17.

ITEM 18. FINANCIAL STATEMENTS.

        See pages F-1 to F-51 incorporated herein by reference.

ITEM 19. EXHIBITS.

1.1 Our Articles of Association (incorporated by reference to Exhibit 1 to our Annual Report on Form 20-F for the year ended December 31, 2000).

1.2 Amended Articles of Association of the Company (pending government approval) (incorporated by reference to Appendix 1 of Exhibit a to our Report of Foreign Issuer on Form 6-K for the month of May 2003).

1.3 Rules of Procedure for Shareholders' General Meetings (pending government approval) (incorporated by reference to Appendix 2 of Exhibit a to our Report of Foreign Issuer on Form 6-K for the month of May
        2003).

1.4 Rules of Procedure for Board of Directors' Meetings (pending government approval) (incorporated by reference to Appendix 3 of Exhibit a to our Report of Foreign Issuer on Form 6-K for the month of May 2003).

1.5 Rules of Procedure for Supervisory Committee Meetings (pending government approval) (incorporated by reference to Appendix 4 of Exhibit a to our Report of Foreign Issuer on Form 6-K for the month of May
        2003).

4.2 Form of employment contract (incorporated by reference to Exhibit 4.2 to our Annual Report on Form 20-F for the year ended December 31, 2001).*

8       Our subsidiaries.

99.1    The certification of the chairman**

99.2    The certification of the chief accountant**

* Management compensation item.

** A signed original of this written statement required by Section 906 has been provided to Sinopec Shanghai Petrochemical Company Limited and will be retained by Sinopec Shanghai Petrochemical Company Limited and furnished to the Securities and Exchange Commission or its staff upon request.

                                   SIGNATURES

        The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                          SINOPEC SHANGHAI PETROCHEMICAL COMPANY
                                           LIMITED


Date: June 27, 2003                       /s/ Lu Yiping
                                          ------------------------------
                                          Lu Yiping, Chairman

                                  CERTIFICATION

I, Lu Yiping, certify that:

1. I have reviewed this annual report on Form 20-F of Sinopec Shanghai Petrochemical Company Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15) for the registrant and have:

        (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

        (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

        (c) Presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

        (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

        (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: June 26, 2003                       /s/ Lu Yiping
                                          ------------------------------
                                          Lu Yiping, Chairman

                                  CERTIFICATION

I, Han Zhihao, certify that:

1. I have reviewed this annual report on Form 20-F of Sinopec Shanghai Petrochemical Company Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15) for the registrant and have:

        (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

        (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

        (c) Presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

        (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

        (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: June 26, 2003                       /s/ Han Zhihao
                                          ------------------------------
                                          Han Zhihao,
                                          Chief Financial Officer

                          INDEX TO FINANCIAL STATEMENTS

                                                                          Pages
                                                                          -----

Independent Auditors' Report...............................................F-1

Consolidated Balance Sheets as of
 December 31, 2001 and 2002................................................F-2

Consolidated Statements of Income
 Years ended December 31, 2000, 2001 and 2002..............................F-3

Consolidated Statements of Cash Flows
  Years ended December 31, 2000, 2001 and 2002.............................F-4

Notes to Consolidated Statement of Cash Flows..............................F-5

Consolidated Statements of Shareholders' Equity
 Years ended December 31,2000,2001 and 2002................................F-6

Notes to the Consolidated Financial Statements.............................F-7

KPMG

                          Independent Auditors' Report

The Board of Directors and Shareholders of
Sinopec Shanghai Petrochemical Company Limited:

We have audited the accompanying consolidated balance sheets of Sinopec Shanghai Petrochemical Company Limited and subsidiaries (the "Group") as of December 31, 2001 and 2002, and the related consolidated statements of income, cash flows, and shareholders' equity for each of the years in the three-year period ended December 31, 2002, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and Hong Kong. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sinopec Shanghai Petrochemical Company Limited and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the results of operations for each of the years in the three-year period ended December 31, 2002 and shareholders' equity as of December 31, 2001 and 2002, to the extent summarized in note 28 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2002 have been translated into United States dollars solely for the convenience of the readers. We have audited the translation, and in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in note 1 to the consolidated financial statements.

KPMG

Hong Kong, China
March 26, 2003

                 SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED
                                AND SUBSIDIARIES

                           Consolidated Balance Sheets

                        As of December 31, 2001 and 2002

                             (Amounts in thousands)

                                                                                      December 31,
                                                                        ----------------------------------------
                                                                           2001          2002            2002
                                                                        ----------    ----------    ------------

                                                                Note     Renminbi      Renminbi     U.S. Dollars
                             Assets

Current assets:
      Cash and cash equivalents                                          1,446,678     1,660,531         200,613
      Time deposits                                                         40,815        84,095          10,160
      Inventories                                                 12     2,789,316     3,293,138         397,852
      Amounts due from related companies                          25        54,320       151,635          18,319
      Trade debtors                                               13       523,011       424,126          51,240
      Bills receivable                                                     340,265       518,715          62,667
      Other debtors and prepayments                               14     1,075,482       838,804         101,338
      Income tax recoverable                                                39,704         2,669             322

                                                                        ----------    ----------    ------------
                Total current assets                                     6,309,591     6,973,713         842,511

Non-current assets:
      Property, plant and equipment                               15    11,894,420    15,809,493       1,909,982
      Construction in progress                                    15     4,001,169       896,798         108,344
      Lease prepayments                                                    551,041       550,459          66,502
      Interests in associates                                     16       178,990     1,044,217         126,154
      Investments                                                 17     1,305,175       734,497          88,736
      Deferred tax assets                                          9        22,456        27,431           3,314
      Goodwill, less accumulated amortization                     18        62,759        49,311           5,957

                                                                        ----------    ----------    ------------
                Total non-current assets                                18,016,010    19,112,206       2,308,989
                                                                        ----------    ----------    ------------

                Total assets                                            24,325,601    26,085,919       3,151,500
                                                                        ==========    ==========    ============

              Liabilities and Shareholders' Equity

Current liabilities:
      Bank loans                                                  20     4,106,041     3,872,315         467,823
      Loans from a fellow subsidiary                                             -       130,000          15,706
      Amounts due to related companies                            25       591,412       592,632          71,597
      Trade creditors                                                      935,551       858,398         103,705
      Bills payable                                                        795,377       800,068          96,658
      Accrued expenses and other creditors                                 922,630       794,069          95,933
      Income tax payable                                                       281        26,468           3,198

                                                                        ----------    ----------    ------------
                Total current liabilities                                7,351,292     7,073,950         854,620

Non-current liabilities:
      Deferred income                                             19        88,933        74,111           8,954
      Bank loans                                                  20     3,463,747     4,590,891         554,636

                                                                        ----------    ----------    ------------
                Total non-current liabilities                            3,552,680     4,665,002         563,590
                                                                        ----------    ----------    ------------

                Total liabilities                                       10,903,972    11,738,952       1,418,210

Minority interests                                                         357,798       366,771          44,310

Shareholders' equity
      Share capital                                               21     7,200,000     7,200,000         869,849
      Share premium and reserves                                  22     5,863,831     6,780,196         819,131

                                                                        ----------    ----------    ------------
                Total shareholders' equity                              13,063,831    13,980,196       1,688,980
                                                                        ----------    ----------    ------------

                Total liabilities and shareholders' equity              24,325,601    26,085,919       3,151,500
                                                                        ==========    ==========    ============

See accompanying notes to consolidated financial statements.

             SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED 8.27730
                                AND SUBSIDIARIES

                        Consolidated Statements of Income

                  Years ended December 31, 2000, 2001 and 2002

                  (Amounts in thousands, except per share data)

                                                                                 Years ended December 31,
                                                               ------------------------------------------------------------
                                                                   2000            2001            2002            2002
                                                               ------------    ------------    ------------    ------------
                                                       Note      Renminbi        Renminbi        Renminbi      U.S. Dollars
Sales                                                    3       21,277,268      20,197,396      22,322,896       2,696,881
Less Business taxes and surcharges                                 (548,713)       (579,630)       (599,927)        (72,479)
                                                               ------------    ------------    ------------    ------------

Net sales                                                        20,728,555      19,617,766      21,722,969       2,624,402

Cost of sales                                            4      (19,039,986)    (18,803,044)    (19,853,928)     (2,398,600)
                                                               ------------    ------------    ------------    ------------
                                                                  1,688,569         814,722       1,869,041         225,802

Selling and administrative expenses                                (360,870)       (363,218)       (421,208)        (50,887)
                                                               ------------    ------------    ------------    ------------
                                                                  1,327,699         451,504       1,447,833         174,915

Other operating income                                   5          155,438         160,022         136,631          16,507
Other operating expenses                                 6          (65,815)       (217,341)       (154,835)        (18,706)
                                                               ------------    ------------    ------------    ------------
Income from operations                                            1,417,322         394,185       1,429,629         172,716

Share of (losses)/ profits of associates                            (64,491)        (20,630)         16,065           1,941
Net financing costs                                      8         (272,186)       (227,758)       (400,656)        (48,404)
                                                               ------------    ------------    ------------    ------------

Income before income tax and minority interests                   1,080,645         145,797       1,045,038         126,253

Income tax                                               9         (200,837)         (1,156)        (84,494)        (10,208)
                                                               ------------    ------------    ------------    ------------
Income before minority interests                                    879,808         144,641         960,544         116,045
Minority interests                                                  (23,298)        (28,592)        (44,179)         (5,337)
                                                               ------------    ------------    ------------    ------------

Net income                                                          856,510         116,049         916,365         110,708
                                                               ============    ============    ============    ============

Basic earnings per share                                11         RMB0.119        RMB0.016        RMB0.127       USD 0.015
                                                               ============    ============    ============    ============

See accompanying notes to consolidated financial statements.

                 SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED
                                AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
              For the years ended December 31, 2000, 2001 and 2002

                             (Amounts in thousands)

                                                                                 Years ended December 31,
                                                               ------------------------------------------------------------
                                                                   2000            2001            2002            2002
                                                               ------------    ------------    ------------    ------------
                                                                 Renminbi        Renminbi        Renminbi      U.S. Dollars
Cash generated from operations                           (a)      3,020,913       2,867,146       2,348,821         283,767

      Interest paid                                                (378,475)       (450,846)       (524,254)        (63,336)
      Income tax paid                                              (169,482)        (47,727)        (50,344)         (6,082)
      Income tax refund                                                   -          19,318          24,097           2,911

                                                               ------------    ------------    ------------    ------------
          Cash flows provided from operating activities           2,472,956       2,387,891       1,798,320         217,260
                                                               ------------    ------------    ------------    ------------
Investing activities:

      Interest income received                                      126,067          40,909          25,323           3,059
      Investment income received                                     38,923          41,632          47,635           5,755
      Capital expenditure                                        (1,572,923)     (4,358,176)     (2,404,293)       (290,468)
      Proceeds from government grants                               386,370               -               -               -
      Proceeds from disposal of property, plant
       and equipment                                                 17,264           8,339          23,764           2,871
      Purchase of investments                                      (328,863)       (455,638)       (269,430)        (32,550)
      Sale of investments                                            22,026          47,018          42,516           5,136
      Increase in time deposits                                     (26,000)        (40,815)        (84,095)        (10,160)
      Maturity of time deposits                                     424,000          28,000          40,815           4,931
                                                               ------------    ------------    ------------    ------------
          Cash flows used in investing activities                  (913,136)     (4,688,731)     (2,577,765)       (311,426)
                                                               ------------    ------------    ------------    ------------
Financing activities:

      Proceeds from loans                                         2,574,020       5,726,169       7,575,168         915,174
      Repayment of loans                                         (4,700,670)     (3,206,184)     (6,551,874)       (791,547)
      Dividends paid                                               (360,000)       (432,000)              -               -
      Dividends paid to minority interests                          (10,003)         (1,047)        (35,206)         (4,253)
      Capital contribution from minority interests                        -          50,000               -               -

                                                               ------------    ------------    ------------    ------------
          Cash flows (used in)/ provided from
           financing activities                                  (2,496,653)      2,136,938         988,088         119,374
                                                               ------------    ------------    ------------    ------------

Net (decrease)/ increase in cash and cash equivalents              (936,833)       (163,902)        208,643          25,208
Cash and cash equivalents at beginning of year                    2,549,931       1,612,197       1,446,678         174,776
Effect of foreign exchange rate changes                                (901)         (1,617)          5,210             629

                                                               ------------    ------------    ------------    ------------
Cash and cash equivalents at end of year                          1,612,197       1,446,678       1,660,531         200,613
                                                               ============    ============    ============    ============

See accompanying notes to consolidated financial statements.

                 SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED
                                AND SUBSIDIARIES

               Notes to the Consolidated Statements of Cash Flows
              For the years ended December 31, 2000, 2001 and 2002

                             (Amounts in thousands)

(a) Reconciliation of income before income tax and minority interests to cash generated from operations

                                                                                 Years ended December 31,
                                                               ------------------------------------------------------------
                                                                   2000            2001            2002            2002
                                                               ------------    ------------    ------------    ------------
                                                                 Renminbi        Renminbi        Renminbi      U.S. Dollars
    Income before income tax and minority interests               1,080,645         145,797       1,045,038         126,253
    Interest income                                                 (71,922)        (40,719)        (25,015)         (3,022)
    Investment income                                               (56,887)        (44,727)        (36,505)         (4,410)
    Share of losses/ (profits) of associates                         64,491          20,630         (16,065)         (1,941)
    Interest expense                                                355,469         278,093         421,747          50,952
    Depreciation                                                  1,514,710       1,359,642       1,585,823         191,587
    Amortisation of lease prepayments                                     -               -          14,518           1,754
    Amortization of goodwill                                         13,448          13,448          13,448           1,625
    Amortization of deferred income                                 (14,822)        (14,822)        (14,822)         (1,791)
    Unrealized exchange gain                                        (15,295)        (12,601)         (5,086)           (614)
    Loss on disposal of property, plant and equipment                16,548          15,444          85,134          10,285
    Movement in inventories                                      (1,133,362)        617,365        (503,822)        (60,868)
    Movement in debtors, bills receivable and deposits             (346,281)        (72,214)         80,792           9,761
    Movement in creditors, other creditors and
     bills payable                                                  738,715         745,906        (200,269)        (24,195)
    Movement in balances with parent companies and
     fellow subsidiaries                                            875,456        (144,096)        (96,095)        (11,609)

                                                               ------------    ------------    ------------    ------------
    Cash generated from operations                                3,020,913       2,867,146       2,348,821         283,767
                                                               ============    ============    ============    ============

See accompanying notes to consolidated financial statements.

                 SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED
                                AND SUBSIDIARIES

                 Consolidated Statements of Shareholders' Equity

                  Years ended December 31, 2000, 2001 and 2002

                             (Amounts in thousands)

                                                                                                                Total
                                                                                               Retained     shareholders'
                                              Share capital    Share premium     Reserves      earnings         equity
                                              -------------    -------------    ----------    ----------    -------------
                                      Note      Renminbi          Renminbi       Renminbi      Renminbi       Renminbi
Balances at January 1, 2000                       7,200,000        2,420,841     2,752,010       632,273       13,005,124

Net income                                                -                -             -       856,510          856,510

Appropriation                                             -                -       180,786      (180,786)               -

Dividend                                10                -                -             -      (360,000)        (360,000)

                                              -------------    -------------    ----------    ----------    -------------
Balances at December 31, 2000                     7,200,000        2,420,841     2,932,796       947,997       13,501,634

Net income                                                -                -             -       116,049          116,049

Appropriation                           22                -                -        14,320       (14,320)               -

Dividend                                10                -                -             -      (432,000)        (432,000)

                                              -------------    -------------    ----------    ----------    -------------
Balances at December 31, 2001, as
 previously reported                              7,200,000        2,420,841     2,947,116       617,726       13,185,683

Adjustments to land use rights          22(g)             -                -      (148,604)       26,752         (121,852)

                                              -------------    -------------    ----------    ----------    -------------
Balances at December 31, 2001, as
 reclassified                                     7,200,000        2,420,841     2,798,512       644,478       13,063,831

Net income                                                -                -             -       916,365          916,365

Appropriation                           22                -                -       181,794      (181,794)               -

                                              -------------    -------------    ----------    ----------    -------------
Balances at December 31, 2002                     7,200,000        2,420,841     2,980,306     1,379,049       13,980,196
                                              =============    =============    ==========    ==========    =============

U.S. Dollars equivalent                             869,849          292,467       360,058       166,606        1,688,980
                                              =============    =============    ==========    ==========    =============

See accompanying notes to consolidated financial statements.

1.      ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PREPARATION

                Sinopec Shanghai Petrochemical Company Limited ("the Company"), formerly Shanghai Petrochemical Company Limited, was established in the People's Republic of China ("the PRC" or "the State") on June 29, 1993 as a joint stock limited company to hold the assets and liabilities of the production divisions and certain other units of the Shanghai Petrochemical Complex ("SPC"). SPC was established in 1972 and owned and managed the production divisions as well as the related housing, stores, schools, hotels, transportation, hospitals and other municipal services in the community of Jinshanwei.

                The Company's former controlling shareholder, China Petrochemical Corporation ("CPC") completed its reorganization on February 25, 2000 in which its interests in the Company were transferred to its subsidiary, China Petroleum & Chemical Corporation ("Sinopec Corp"). In connection with the reorganization, CPC transferred its 4,000,000,000 of the Company's stated owned legal shares, which represented 55.56 per cent of the issued share capital of the Company, to Sinopec Corp. On October 12, 2000, the Company changed its name to Sinopec Shanghai Petrochemical Company Limited.

                The principal activity of the Company and its subsidiaries (the "Group") is the processing of crude oil into petrochemical products for sale. The Group is one of the largest petrochemical enterprises in the PRC, with a highly integrated petrochemical complex which processes crude oil into a broad range of synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. Synthetic fibers and resins and plastics are sold primarily to provincial and municipal governmental trading companies and industrial users, and intermediate petrochemical products and petroleum products are sold primarily to wholesale distribution companies owned by local and provincial government entities in Eastern PRC. Substantially all of its products are sold in the PRC domestic market.

1.      ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PREPARATION (continued)

                The particulars of subsidiaries, all of which are limited companies established and operating in the PRC, which principally affected the results or assets of the Group at December 31, 2002 are as follows:

                                                             Percentage      Percentage
                                                              of equity      of equity
                                            Registered       held by the       held by        Principal
                Company                       capital          Company      subsidiaries     activities
                ----------------------    ---------------    -----------    ------------    -------------
                                                                  %              %
                Shanghai Petrochemical    RMB 650,000,000        100               -        Investment
                  Investment                                                                management
                  Development
                  Company Limited

                SPC Marketing              RMB 25,000,000        100               -        Trading in
                  Development                                                               petrochemical
                  Corporation                                                               products

                China Jinshan              RMB 25,000,000         70               -        Import and
                  Associated                                                                export of
                  Trading                                                                   petrochemical
                  Corporation                                                               products and
                                                                                            equipment

                Shanghai Jinhua            RMB 25,500,000          -           81.46        Trading in
                  Industrial                                                                petrochemical
                  Company Limited                                                           products

                Shanghai Jindong           RMB 40,000,000          -              60        Trading in
                  Petrochemical                                                             petrochemical
                  Industrial                                                                products
                  Company Limited

1.      ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PREPARATION (continued)

                                                             Percentage      Percentage
                                                              of equity      of equity
                                            Registered       held by the       held by        Principal
                Company                       capital          Company      subsidiaries     activities
                ----------------------    ---------------    -----------    ------------    -------------
                                                                  %              %
                Zhejiang Jinzhe           RMB 40,000,000           -            58.43       Trading in
                  Petrochemical                                                             petrochemical
                  Associated                                                                products
                  Company Limited

                Shanghai Golden Way        US$ 3,460,000           -               75       Production of
                  Petrochemical                                                             vinyl acetate
                  Company                                                                   products
                  Limited

                Shanghai Jinchang          US$ 4,750,000           -            50.38       Production of
                  Engineering Plastics                                                      polypropylene
                  Company Limited                                                           compound
                                                                                            products

                Shanghai Golden-           US$ 50,000,000          -               60       Production of
                  Phillips Petrochemical                                                    polypropylene
                  Company Limited                                                           products

                Zhejiang Jin Yong         RMB 250,000,000         75                -       Production of
                  Acrylic Fibre                                                             acrylic fiber
                  Company Limited                                                           products

                Shanghai Petrochemical    RMB 220,000,000        100                -       Investment
                  Enterprise                                                                management
                  Development
                  Company Limited

                Shanghai Petrochemical     RMB 3,000,000           -              100       Production of
                  Jianghai Textiled                                                         textiled yarn
                  Yarn Plant                                                                products

                 None of the subsidiaries has issued any debt securities.

1.      ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PREPARATION (continued)

                In 2002, one of the Group's wholly owned subsidiaries, Shanghai Jinyang Acrylic Fibre Plant ("Jinyang") was deregistered and dissolved and all of its assets and liabilities were transferred to the Company on the same date at carrying value.

                The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") adopted by the International Accounting Standards Board ("IASB"), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. Differences between IFRS and accounting principles generally accepted in the United States ("U.S. GAAP") and their effect on net income for the years ended December 31, 2000, 2001, and 2002, and shareholders' equity as of December 31, 2001, and 2002, are set forth in Note 28.

                The consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment. The accounting policies have been consistently applied by the Group. As described in Note 22(g) to the financial statements, land use rights are carried at cost less amortization effective January 1, 2002. The effect of this change resulted in a decrease in the shareholders' equity as of January 1, 2002. The effect of this change did not have a material impact on the Group's financial condition and results of operations in prior years.

                The financial information has been prepared in Renminbi ("RMB"), the national currency of the PRC. Solely for the convenience of the reader, the financial statements have been translated into United States dollars at the rate of U.S. $1.00 = RMB 8.2773 quoted by the People's Bank of China on December 31, 2002. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate.

2.      PRINCIPAL ACCOUNTING POLICIES

        (a)     Basis of consolidation

        (i)     Subsidiaries

                The consolidated financial statements of the Group incorporate the financial statements of the Company and all of its principal subsidiaries. Subsidiaries are those enterprises controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases. The share of results attributable to minority interests is deducted from or added to income before minority interests.

        (ii)    Associates

                Associates are those enterprises in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognized gains and losses of the principal associates on an equity basis, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

        (iii)   Transactions eliminated on consolidation

                All material intercompany transactions and balances, and any unrealized gains arising from intercompany transactions, are eliminated on consolidation.

        (iv)    Goodwill

                Goodwill arising on acquisition represents the excess of the cost of acquisition over the fair value of their net identifiable assets on acquisition. Goodwill is stated at cost less amortization and impairment losses (see Note 2(p)). Amortization is charged on a straight-line basis to the consolidated statements of income over its economic useful life.

                Negative goodwill arising on acquisition represents the excess of the fair value of the net identifiable assets of subsidiaries acquired over the cost of acquisition. Negative goodwill is, where material, credited to deferred income which is recognized in the consolidated statements of income on a systematic basis.

        (b)     Property, plant and equipment

                Property, plant and equipment are stated in the balance sheet at cost or valuation (see Note 15) less accumulated depreciation and impairment losses (see Note 2(p)). Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date.

        (i)     Subsequent expenditure

                Expenditure incurred to replace a component of an item of property, plant and equipment that is accounted for separately, is capitalized with the carrying amount of the component being written off. Other subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is recognized in the consolidated statements of income as an expense as incurred.

        (ii)    Depreciation and amortization

                Depreciation is provided to write off the costs or valuation of property, plant and equipment over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values, as follows:

                Buildings                                        15 to 40 years

                Plant, machinery, equipment and others            5 to 14 years

        (iii)   Retirement or disposal

                Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statements of income on the date of retirement or disposal.

        (c)     Lease prepayments

                Lease prepayments represent land use rights paid to the PRC's land bureau. Land use rights are carried at cost and amortized on a straight-line basis over the respective periods of the rights. At December 31, 2002, lease prepayments, which comprise of land use rights, have been presented in a separate balance sheet caption. Accordingly, the comparative amount at December 31, 2001, which was previously included in property, plant and equipment, was reclassified to conform with the current year's presentation.

        (d)     Construction in progress

                Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost less the government grants that compensate the Company for the cost of construction and impairment losses (see
                Note 2(p)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the period of construction.

                The construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use. No depreciation is provided in respect of construction in progress.

        (e)     Investments

                Investments in unlisted equity securities are stated at cost less provision for impairment losses (see Note 2(p)). A provision is made where, in the opinion of management, the carrying amount of the investments exceeds its recoverable amount.

        (f)     Inventories

                Inventories, other than spare parts and consumables, are carried at the lower of cost and net realizable value. Cost includes the cost of materials computed using the weighted average method and expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of work in progress and finished goods, cost includes direct labor and an appropriate proportion of production overheads. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sales.

                When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

                Spare parts and consumables are stated at cost less any provision for obsolescence.

        (g)     Trade debtors

                Trade debtors are stated at cost less allowance for doubtful accounts. Allowance for doubtful accounts is provided based upon the evaluation of the recoverability of these accounts at the balance sheet date.

        (h)     Cash equivalents

                Cash equivalents consist of time deposits with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

        (i)     Translation of foreign currencies

                Transactions in foreign currencies are translated into Renminbi at the applicable exchange rates ruling at the transaction dates.

                Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at rates quoted by the People's Bank of China at the balance sheet date. Nonmonetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Renminbi at the foreign exchange rate ruling at the date of the transaction.

                Foreign currency translation differences relating to funds borrowed to finance the construction of property, plant and equipment to the extent that they are regarded as an adjustment to interest costs are capitalized during the construction period. All other exchange differences are dealt with in the consolidated statements of income.

        (j)     Revenue recognition

                Revenue from the sale of goods is recognized in the consolidated statements of income when the significant risks and rewards of ownership have been transferred to the buyer. Revenue excludes value added tax and is after deduction of any trade discounts and returns. Revenue from the rendering of services is recognized in the consolidated statements of income upon performance of the services. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods.

                Dividend income is recognized when the shareholder's right to receive payment is established.

        (k)     Grants

                Capital-based government grants consist of grants for the purchase of equipment used for technology improvements. Such grants are offset against the cost of asset to which the grant related.

        (l)     Net financing costs

                Net financing costs comprise interest expense on borrowings, interest income on bank deposits, foreign exchange gains and losses and bank charges.

                Interest income from bank deposits is accrued on a time-apportioned basis by reference to the principal outstanding and at the rate applicable.

                All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing costs, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

        (m)     Repairs and maintenance expenses

                Repairs and maintenance expenses, including cost of major overhaul, are charged to the consolidated statements of income as and when they are incurred.

        (n)     Research and development costs

                Research and development costs comprise all costs that are directly attributable to research and development activities or that can be allocated on a reasonable basis to such activities. Because of the nature of the Group's research and development activities, no development costs satisfy the criteria for the recognition of such costs as an asset. Both research and development costs are therefore recognized as expenses in the year in which they are incurred.

        (o)     Retirement benefits

                The contributions payable under the Group's retirement plans are charged to the consolidated statements of income according to the contribution determined by the plans. Further information is set out in Note 24.

        (p)     Impairment loss

                The carrying amounts of the Group's long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognized as an expense in the consolidated statements of income.

                The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognized for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognized as income. The reversal is reduced by the amount that would have been recognized as depreciation had the write-down or write-off not occurred.

        (q)     Deferred income

                Deferred income is amortized on a straight-line basis to the consolidated statements of income over 10 years.

        (r)     Dividends

                Dividends are recognized as a liability in the period in which they are declared.

        (s)     Income tax

                Income tax on the consolidated statements of income comprises current and deferred tax.

                Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

                Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except differences relating to goodwill not deductible for tax purposes and the initial recognition of assets or liabilities which affect neither accounting nor taxable income. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. The effect on deferred tax of any changes in tax rates is charged to the consolidated statements of income.

                A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the assets can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

        (t)     Provisions

                A provision is recognized in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligations.

        (u)     Related parties

                For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

        (v)     Segment reporting

                A segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

        (w)     Estimates

                The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.      SALES

                The Group's principal activity is the processing of crude oil into petrochemical products for sale and substantially all of its products are sold in the PRC domestic markets.

                Sales represents the sales value of goods sold to customers, net of value added tax and is after deduction of any sales discounts and returns.

4.      COST OF SALES

                Cost of sales represents:

                                                                            Years ended December 31,
                                                             ---------------------------------------------------
                                                                  2000               2001              2002
                                                             ---------------   ---------------   ---------------
                Costs of raw materials
                -crude oil                                        10,690,981        11,035,145        11,277,494
                -other ancillary materials                         3,197,685         2,413,510         3,071,608
                Depreciation                                       1,514,710         1,359,642         1,585,823
                Repairs and maintenance                              631,454           614,907           673,255
                Research and development                             108,043            40,808            83,952
                Employer's pension costs
                -municipal retirement scheme costs                   176,415           182,975           168,747
                -supplementary retirement scheme costs                26,516            25,741            24,781
                Staff costs                                        1,061,455         1,067,441         1,079,318
                Others                                             1,632,727         2,062,875         1,888,950
                                                             ---------------   ---------------   ---------------
                                                                  19,039,986        18,803,044        19,853,928
                                                             ===============   ===============   ===============

                Cost of sales includes charges for specific services provided by Sinopec Corp group companies to the Group. Such amounts have not been a material portion of cost of sales.

5.      OTHER OPERATING INCOME

                Other operating income represents:

                                                          Years ended December 31,
                                                       ------------------------------
                                                        2000       2001        2002
                                                       -------    -------    --------
                Income from joint ventures and
                 other investments                      56,887     44,727      36,505
                Income from rendering of services       63,705     66,939      63,739
                Amortization of deferred income         14,822     14,822      14,822
                Others                                  20,024     33,534      21,565
                                                       -------    -------    --------
                                                       155,438    160,022     136,631
                                                       =======    =======    ========

6.      OTHER OPERATING EXPENSES

                Other operating expenses represent:

                                                          Years ended December 31,
                                                       ------------------------------
                                                        2000       2001        2002
                                                       -------    -------    --------
                Loss on disposal of
                 property, plant and equipment          16,548     15,444      85,134
                Employee reduction expenses (Note 7)         -    171,033           -
                Amortization of goodwill                13,448     13,448      13,448
                Donation                                15,126      1,425       1,699
                Others                                  20,693     15,991      54,554
                                                       -------    -------    --------
                                                        65,815    217,341     154,835
                                                       =======    =======    ========

7.      EMPLOYEE REDUCTION EXPENSES

                In accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 171,033 during the year ended December 31, 2001 in respect of the voluntary resignation of approximately 1,500 employees.

                There was no employee reduction expenses incurred during the year ended December 31, 2002.

8.      NET FINANCING COSTS

                Net financing costs represent:

                                                          Years ended December 31,
                                                       ------------------------------
                                                        2000       2001        2002
                                                       -------    -------    --------
                Interest expenses, net                 355,469    278,093    421,747
                Interest income                        (71,922)   (40,719)   (25,015)
                Foreign exchange (gains)/losses, net   (11,361)    (9,616)     3,924
                                                       -------    -------    -------
                                                       272,186    227,758    400,656
                                                       =======    =======    =======

                Interest costs capitalized as a component of the cost of construction in progress amounted to RMB 20,048, RMB 167,376 and RMB 101,753 in 2000, 2001 and 2002 respectively. Interest costs have been capitalized at a rate of between 4.18% and 6.03% per annum (2001: 5.85%-6.03%; 2000: 5.85%-8.91%) for construction in progress.

9.      TAXATION

(a)             Taxation in the consolidated statements of income represents:

                                                          Years ended December 31,
                                                       ------------------------------
                                                        2000        2001       2002
                                                       -------    -------    --------
                Provision for PRC income
                 tax for the year                      150,096      7,948     155,874
                        Deferred tax                    50,741     12,526      (4,975)
                                                       -------    -------    --------
                                                       200,837     20,474     150,899
                 Tax refund                                  -    (19,318)    (66,405)
                                                       -------    -------    --------
                                                       200,837      1,156      84,494
                                                       =======    =======    ========

                Pursuant to the document "Cai Shui Zi (1999) No. 290" issued by the Ministry of Finance and the State Administration of Taxation of the PRC on December 8, 1999, the Company received an income tax refund of RMB 66,405 (2001: RMB19,318) during the year relating to the purchase of equipment produced in the PRC for technological improvements.

                A reconciliation of the income tax calculated at the applicable tax rate with income tax expense is as follows:

                                                          Years ended December 31,
                                                       ------------------------------
                                                         2000      2001       2002
                                                       ---------  -------  ----------
                Income before income tax               1,080,645  145,797   1,045,038
                                                       =========  =======  ==========

                Expected PRC taxation at statutory
                 tax rate of 15%                         162,097   21,870     156,756

                Non-deductible expenses                   51,294    3,095           -
                Non-taxable earnings                      (6,140)  (4,975)    (10,108)
                Income tax refund                              -  (19,318)    (66,405)
                Others                                    (6,414)     484       4,251
                                                       ---------  -------  ----------
                                                         200,837    1,156      84,494
                                                       =========  =======  ==========

                The charge for PRC income tax is calculated at the rate of 15% (2001: 15%; 2000: 15%) on the estimated assessable income of the year determined in accordance with relevant income tax rules and regulations. The Group did not carry on business overseas and in Hong Kong and therefore does not incur overseas and Hong Kong income taxes. The Company has not received notice from the Ministry of Finance that the 15% tax rate will continue to be applicable to the Company in 2003. As such, it is possible that the Company's tax rate will increase in 2003.

(b)             Deferred taxation:

                (i) Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

                                                       Assets              Liabilities              Net balance
                                                 -------------------   --------------------    --------------------
                                                     December 31,          December 31,            December 31,
                                                 -------------------   --------------------    --------------------
                                                   2001       2002       2001        2002        2001        2002
                                                 --------   --------   --------    --------    --------    --------
                Current
                    Provisions                      8,796     15,171          -           -       8,796      15,171
                Non-current
                    Land use rights (Note)         21,503     20,978          -           -      21,503      20.978
                    Capitalization of
                     borrowing costs                    -          -     (7,843)     (8,718)     (7,843)     (8,718)
                                                 --------   --------   --------    --------    --------    --------
                Deferred tax
                 assets/(liabilities)              30,299     36,149     (7,843)     (8,718)     22,456      27,431
                                                 ========   ========   ========    ========    ========    ========

                There is no other significant deferred tax asset or liability that has not been provided for in the financial statements.

                (ii) Movement in the deferred tax assets and liabilities are as follows:

                                                                                     Recognized
                                                                 Balance at     in consolidated        Balance at
                                                                 January 1,       statements of      December 31,
                                                                       2000              income              2000
                                                                 ----------     ---------------      ------------
                Current
                    Loss on disposal of staff dormitories            47,422             (47,422)                -
                    Provisions                                       16,798              (3,319)           13,479
                                                                 ----------     ---------------      ------------
                Deferred tax assets                                  64,220             (50,741)           13,479
                                                                 ==========     ===============      ============

                                                                                     Recognized
                                                                 Balance at     in consolidated        Balance at
                                                                 January 1,       statements of      December 31,
                                                                       2001              income              2001
                                                                 ----------     ---------------      ------------
                Current
                    Provisions                                       13,479              (4,683)            8,796
                Non-current
                    Capitalization of borrowing costs                     -              (7,843)           (7,843)
                                                                 ----------     ---------------      ------------
                Net deferred tax assets                              13,479             (12,526)              953
                                                                 ==========     ===============      ============

                                                                                     Recognized
                                                                 Balance at     in consolidated        Balance at
                                                                 January 1,       statements of      December 31,
                                                                       2002              income              2002
                                                                 ----------     ---------------      ------------
                Current
                    Provisions                                        8,796               6,375            15,171
                Non-current
                    Land use rights (Note)                           21,503                (525)           20,978
                    Capitalization of borrowing costs                (7,843)               (875)           (8,718)
                                                                 ----------     ---------------      ------------
                Net deferred tax assets                              22,456               4,975            27,431
                                                                 ==========     ===============      ============

                Note: As described in Note 22(g) to the financial statement, land use rights are carried at cost effective January 1, 2002. Accordingly, the surplus on the revaluation of land use rights net of deferred tax are reversed to shareholders' equity.

10.     DIVIDEND

        (a)     Dividend attributable to the year:

                                                                             Years ended December 31,
                                                                 ------------------------------------------------
                                                                    2000              2001               2002
                                                                 ----------     ---------------      ------------
                Final dividend proposed after the balance
                  sheet date of RMB 0.05 per share (2001:
                  Nil; 2000: RMB 0.06 per share)                    432,000                   -           360,000
                                                                 ==========     ===============      ============

                Pursuant to a resolution passed at the Directors' meeting on March 26, 2002, a final dividend of RMB 0.05 per share totaling RMB 360,000 (2001: Nil; 2000: RMB 0.06 per share totaling RMB 432,000) was proposed for shareholders' approval at the Annual General Meeting. The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

        (b) Dividend attributable to the previous financial year, approved and paid during the year:

                                                                             Years ended December 31,
                                                                 ------------------------------------------------
                                                                    2000              2001               2002
                                                                 ----------     ---------------      ------------

                Final dividend in respect of the previous
                  financial year, approved and paid during the
                  year, of RMB Nil per share (2001: RMB
                  0.06 per share; 2000: RMB 0.05 per share)         360,000             432,000                 -
                                                                 ==========     ===============      ============

11.     BASIC EARNINGS PER SHARE

                The calculation of basic earnings per share is based on the net income of RMB 916,365 (2001: RMB 116,049; 2000: RMB 856,510) and
                7,200,000,000 (2001: 7,200,000,000; 2000: 7,200,000,000) shares in issue during the year.

                The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for each of the years in the three-year period ended December 31, 2002.

12.     INVENTORIES

                Inventories comprise:

                                                               December 31,
                                                         -----------------------
                                                            2001         2002
                                                         ---------     ---------

                Raw materials                              753,083     1,024,755
                Work in progress                           890,518     1,077,202
                Finished goods                             572,585       657,465
                Spare parts and consumables                573,130       533,716
                                                         ---------     ---------
                                                         2,789,316     3,293,138
                                                         =========     =========

                At December 31, 2002, the Group had inventories carried at net realizable value with carrying amount of RMB 109,411. (2001: RMB 40,265).

13.     TRADE DEBTORS

                Trade debtors comprise:

                                                               December 31,
                                                         ----------------------
                                                            2001         2002
                                                         ---------     --------

                Trade debtors                              556,763      467,465
                Less provision for doubtful accounts       (33,752)     (43,339)
                                                         ---------     --------
                                                           523,011      424,126
                                                         =========     ========

                Provision for doubtful accounts is
                 analyzed as follows:

                At January 1, 2000                                       17,521
                Provision for the year                                    7,850
                                                                       --------

                At December 31, 2000                                     25,371
                Provision for the year                                    9,098
                Written-off                                                (717)
                                                                       --------

                At December 31, 2001                                     33,752
                Provision for the year                                   17,041
                 Written-off                                             (7,454)
                                                                       --------

                 At December 31, 2002                                    43,339
                                                                       ========

14.    OTHER DEBTORS AND PREPAYMENTS

                Other debtors and prepayments comprise:

                                                               December 31,
                                                         ----------------------
                                                            2001         2002
                                                         ---------     --------

                Purchase deposits                          163,837      288,767
                Prepayments in connection with
                 construction work and equipment
                 purchases                                 324,267      159,416
                VAT receivable                              14,921            -
                Sundry debtors                             572,457      390,621
                                                         ---------     --------
                                                         1,075,482      838,804
                                                         =========     ========

15.     PROPERTY, PLANT AND EQUIPMENT AND CONSTRUCTION IN PROGRESS

                Property, plant and equipment comprises:

                                                                         Plant and
                                                                           other
                                                         Buildings     fixed assets        Total
                                                         ---------     ------------      ----------
                COST OR VALUATION:
                At January 1, 2002                       4,677,058       18,764,223      23,441,281
                Additions                                   42,010          173,093         215,103
                Transferred from construction
                 in progress                                70,451        5,324,240       5,394,691
                Disposals                                  (57,656)        (350,445)       (408,101)
                                                         ---------     ------------      ----------
                At December 31, 2002                     4,731,863       23,911,111      28,642,974
                                                         ---------     ------------      ----------

                ACCUMULATED DEPRECIATION:
                At  January 1, 2002                      2,207,599        9,339,262      11,546,861
                Charge for the year                        163,348        1,422,475       1,585,823
                Written back on disposal                   (11,978)        (287,225)       (299,203)
                                                         ---------     ------------      ----------
                At December 31, 2002                     2,358,969       10,474,512      12,833,481
                                                         ---------     ------------      ----------
                NET BOOK VALUE:
                At December 31, 2002                     2,372,894       13,436,599      15,809,493
                                                         =========     ============      ==========
                At December 31, 2001                     2,469,459        9,424,961      11,894,420
                                                         =========     ============      ==========

                All of the Group's buildings are located in the PRC (including Hong Kong).

                Buildings in Hong Kong with a net book value of RMB 38,870 (2001: RMB 40,056) were held under medium-term leases.

                The Company was established in the PRC on June 29, 1993 as a joint stock limited company as part of the restructuring of Shanghai Petrochemical Complex ("SPC"). On the same date, the principal business undertakings of SPC together with the relevant assets and liabilities were taken over by the Company. As required by the relevant PRC rules and regulations, a valuation of the assets and liabilities injected into the Company was carried out as at January 1, 1993 by the State-owned Assets Administration Bureau and the injected assets and liabilities were reflected in the financial statements on this basis.

15.     PROPERTY, PLANT AND EQUIPMENT AND CONSTRUCTION IN PROGRESS (continued)

                In accordance with IAS 16, subsequent to this revaluation, which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Based on a revaluation performed as of September 30, 1999, which was based on depreciated replacement costs, the carrying value of property, plant and equipment did not differ materially from their fair value.

                Construction in progress comprises costs incurred on property, plant and equipment not yet commissioned at December 31, 2002, after deducting government grants totaling RMB Nil (2001: RMB 327,710) that compensate the Company for the cost of construction. The movement of construction in progress is as follows:

                                                                           2001            2002
                                                                       ------------     ----------
                At January 1                                              1,720,987      4,001,169
                Additions                                                 4,298,477      2,290,320
                Transferred to property, plant and equipment             (2,018,295)    (5,394,691)
                                                                       ------------     ----------
                At December 31                                            4,001,169        896,798
                                                                       ============     ==========

16.     INTERESTS IN ASSOCIATES

                                                         December 31,
                                                    ---------   ----------
                                                       2001        2002
                                                    ---------   ----------

                Share of net assets                   178,990   1,044,217
                                                    =========   ==========

                The above amount represents the share of net assets of the Company's interest in its associates. The particulars of these associates, which are limited companies established and operating in the PRC, which principally affected the results or assets of the Group at December 31, 2002 are as follows:

                                                             Percentage      Percentage
                                                              of equity      of equity
                                            Registered       held by the    held by the      Principal
                Company                       capital          Company      subsidiaries     activities
                ----------------------    ---------------    -----------    ------------    -------------
                                                                  %              %
                Shanghai Golden Conti      US$35,640,000          -              48         Trading in
                  Petrochemical                                                             petrochemical
                  Company Limited                                                           products

                Shanghai Jinsen            US$14,695,000          -              40         Production of
                  Hydrocarbon Resins                                                        resins products
                  Company Limited

                Shanghai Jinpu Plastics    US$20,204,000          -              50         Production of
                  Packaging Material                                                        polypropylene
                  Company Limited                                                           film

                Zhejiang Jiulong           RMB15,000,000          -              50         Trading in
                  Petrochemical                                                             petrochemical
                  Company                                                                   products

                Shanghai YaNan             RMB5,420,000           -              44         Trading of
                  Electrical Appliances                                                     electrical
                  Company                                                                   appliances

                SPC XinLian                RMB11,000,000          -              36         Catering
                  Entertainment                                                             services
                  Company

                                                             Percentage      Percentage
                                                              of equity      of equity
                                            Registered       held by the    held by the      Principal
                Company                       capital          Company      subsidiaries     activities
                ----------------------    ---------------    -----------    ------------    -------------
                                                                  %              %
                XinLian Special            RMB5,000,000            -             33         Production of
                  Sealings Company                                                          special sealing
                                                                                            material

                Shanghai Secco            US$ 901,441,000         20              -         Manufacturing
                  Petrochemical                                                             and
                 Company Limited                                                            distribution of
                                                                                            chemical
                                                                                            products

                Shanghai Chemical         RMB2,372,439,000     38.26              -         Planning,
                  Industry Park                                                             development
                  Development                                                               and operation
                  Company Limited                                                           of the
                                                                                            Chemical
                                                                                            Industry Park
                                                                                            in Shanghai,
                                                                                            PRC

17.    INVESTMENTS

                Investments comprise:

                                                               December 31,
                                                         ----------------------
                                                            2001         2002
                                                         ---------     --------

                Investments in joint ventures              974,095      409,431
                Other unlisted investments                 335,848      334,724
                                                         ---------     --------
                                                         1,309,943      744,155
                Less provision                              (4,768)      (9,658)
                                                         ---------     --------
                                                         1,305,175      734,497
                                                         =========     ========

                The Group's other investments in joint ventures include non-controlling equity investments in various enterprises which are mainly engaged in manufacturing or trading activities related to the Group's operations. The Group's share of results attributable to these interests during the year ended December 31, 2002 is not material in relation to the profit of the Group for the said period.

18.     GOODWILL

                                                               December 31,
                                                         ----------------------
                                                            2001         2002
                                                         ---------     --------

                Goodwill through acquisition of
                 subsidiaries                              134,482      134,482

                Less accumulated amortization              (71,723)     (85,171)
                                                         ---------     --------
                                                            62,759       49,311
                                                         =========     ========

19.     DEFERRED INCOME

                                                   December 31,
                                            ------------------------
                                                   2001         2002
                                            -----------    ---------

                Negative goodwill                19,828       16,524
                Net assets obtained              69,105       57,587
                                            -----------    ---------
                                                 88,933       74,111
                                            ===========    =========

                In 1998, the Group obtained the assets, liabilities and employees of certain businesses and various other net assets from the community of Jinshanwei without monetary consideration. The value of net assets obtained amounted to RMB 115,177 and was recorded as deferred income in the consolidated financial statements. The deferred income is amortized to the consolidated statements of income on a straight-line basis over 10 years.

20.     DEBT

                Short-term debts represent:

                                                              December 31,
                                                       -------------------------
                                                              2001          2002
                                                       -----------   -----------

                Short-term bank loans                    3,029,500     3,094,726
                Current portion long-term bank loans     1,076,541       777,589
                                                       -----------   -----------
                                                         4,106,041     3,872,315
                Loans from a related company                     -       130,000
                                                       -----------   -----------
                                                         4,106,041     4,002,315
                                                       ===========   ===========

                The Group's short-term bank loans are used primarily to finance working capital needs and are generally comprised of unsecured loans without guarantee and payable in full when due. The Group's weighted average short-term interest rates were 5.85% and 3.87% at December 31, 2001 and 2002, respectively.

                The Group's long-term bank loans, which are for the addition of plant and equipment and working capital purposes, comprise:

                                                                                                        December 31,
                                                                                                -------------------------
                                                                 Interest rate   Interest type         2001          2002
                                                                 -------------   -------------  -----------   -----------
                ARRANGED BY CENTRAL TREASURY OF THE COMPANY:

                U.S. Dollar denominated:
                  Payable semi-annually through 2002             6.20%           Fixed               49,660             -
                  Payable semi-annually from 2001 through 2003   LIBOR + 0.6%    Floating           108,407        36,021
                  Payable semi-annually through 2004 (note (a))  7.10%           Fixed               54,009        36,004
                  Payable semi-annually through 2008 (note (a))  1.50%           Fixed               96,836        81,947
                  Payable semi-annually through 2015 (note (a))  LIBOR + 0.5%    Floating            18,054        29,014
                  Due in 2004                                    LIBOR + 0.5%    Floating            41,383             -

                Japanese Yen denominated:
                  Payable semi-annually through 2004             5.7%            Fixed               87,489        60,362

                Renminbi denominated:
                  Due in 2002                                    5.94% - 6.03%   Floating           395,000             -
                  Due in 2003                                    5.94%           Floating           288,840       288,840
                  Due in 2004                                    5.94%           Floating           900,000     1,200,000
                  Due in 2005                                    5.05% - 5.58%   Floating           350,000    1,790,0000
                  Due in 2006                                    5.58% - 6.03%   Floating         1,000,000     1,000,000
                  Other loans payable through 2003               Interest free   -                   15,000        15,000

                ARRANGED BY INDIVIDUAL PLANTS OF THE COMPANY:
                Renminbi denominated:
                  Loans due in 2002                              5.85% - 6.03%   Floating           165,290             -

                                                                                                        December 31,
                                                                                                -------------------------
                                                                 Interest rate   Interest type         2001          2002
                                                                 -------------   -------------  -----------   -----------
                ARRANGED BY SUBSIDIARIES:

                U.S. Dollar denominated:
                  Payable semi-annually through 2002             LIBOR + 0.5%    Floating            13,794             -
                  Payable semi-annually through 2004             2.45%           Floating           160,506        84,284
                  Payable annually through 2004                  Interest free   -                   14,065        14,065
                  Payable annually through 2004                  5.00%           Fixed               10,090        10,090

                Renminbi denominated:
                  Payable semi-annually through 2003             Interest free   -                   59,110        29,910
                  Payable semi-annually through 2004             5.76%           Floating           136,300       136,300
                  Payable annually from 2003 through 2004        7.13%           Floating            45,000        45,000
                  Payable annually through 2004                  Interest free   -                  335,255       265,843
                  Payable annually through 2004                  5.31% - 5.85%   Floating            46,600        49,100
                  Payable annually from 2001 through 2005        Interest free   -                   29,600        22,200
                  Due in 2002                                    4.95%           Floating            15,000             -
                  Due in 2003                                    6.24% - 7.13%   Floating            65,000             -
                  Due in 2004                                    6.24%           Floating            40,000        40,000
                  Due in 2005 and thereafter                     4.94% - 5.58%   Floating                 -       134,500
                                                                                                -----------   -----------
                Total long-term bank loans outstanding                                            4,540,288     5,368,480

                Less: Amounts due within one year                                                (1,076,541)     (777,589)
                                                                                                -----------   -----------
                Amounts due after one year                                                        3,463,747     4,590,891
                                                                                                ===========   ===========

                (a)     Guaranteed by CPC.

                      The weighted average short term interest rates for the Group and the Company were 3.87% (2001: 5.85%) at December 31, 2002.

                The aggregate maturities of long-term loans subsequent to December 31, 2002 are as follows:

                2003                                                   777,589
                2004                                                 1,589,690
                2005                                                 1,851,963
                2006                                                 1,061,963
                2007                                                    61,964
                Thereafter                                              25,311
                                                                    ----------
                                                                     5,368,480
                                                                    ==========

21.     SHARE CAPITAL

                Share capital represents:

                                                                 December 31,
                                                          -------------------------
                                                                 2001          2002
                                                          -----------   -----------
                Registered, issued and paid up capital:

                4,870,000,000 A shares of RMB 1.00 each     4,870,000     4,870,000
                2,330,000,000 H shares of RMB 1.00 each     2,330,000     2,330,000
                                                          -----------   -----------
                                                            7,200,000     7,200,000
                                                          ===========   ===========

                All the A and H shares rank pari passu in all respects.

22.     SHARE PREMIUM AND RESERVES

                Movements on reserves comprise:

                                                                 2001          2002
                                                          -----------   -----------
                Share premium (Note a)

                  Balance at January 1 and December 31      2,420,841     2,420,841
                                                          -----------   -----------

                Statutory surplus reserve (Note b)

                  Balance at January 1                        824,051       831,211
                  Appropriation                                 7,160        90,897
                                                          -----------   -----------
                  Balance at December 31                      831,211       922,108
                                                          -----------   -----------

                Statutory public welfare fund (Note c)

                  Balance at January 1                        741,962       749,122
                  Appropriation                                 7,160        90,897
                                                          -----------   -----------
                  Balance at December 31                      749,122       840,019
                                                          -----------   -----------

                General surplus reserve (Note d)

                  Balance at January 1 and December 31         82,089        82,089
                                                          -----------   -----------

                Capital reserve fund (Note e)

                  Balance at January 1 and December 31          4,180         4,180
                                                          -----------   -----------

                Discretionary surplus reserve (Note f)

                  Balance at January 1 and December 31      1,280,514     1,280,514
                                                          -----------   -----------

                Excess over share capital (Note g)

                  Balance at January 1 and December 31       (148,604)     (148,604)
                                                          -----------   -----------

                Retained profits (Note h)

                  Balance at January 1 and December 31        644,478     1,379,049
                                                          -----------   -----------
                                                            5,863,831     6,780,196
                                                          ===========   ===========

                Note a

                The application of the share premium account is governed by Sections 178 and 179 of the PRC Company Law.

                Note b

                According to the Company's Articles of Association, the Company is required to transfer 10% of its profit after taxation, as determined under PRC Accounting Rules and Regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve is made before distribution of a dividend to shareholders.

                The statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

                Note c

                According to the Company's Articles of Association, the Company is required to transfer 5% to 10% of its profit after taxation, as determined under PRC Accounting Rules and Regulations, to the statutory public welfare fund. This fund can only be utilized on capital items for the collective benefits of the Company's employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than in liquidation. The transfer to this reserve must be made before distribution of a dividend to shareholders. The Directors have resolved to transfer 10% (2001: 10%) of the current year's profit after taxation to the fund.

                Note d

                When the statutory public welfare fund is utilized, an amount equal to the lower of cost of the assets and the balance of the statutory public welfare fund is transferred from the statutory public welfare fund to the general surplus reserve. This reserve is non-distributable other than in liquidation. When the relevant assets are disposed of or written off, the original transfers from the statutory public welfare fund are reversed. In 2002, the Company did not utilize the statutory public welfare fund (2001: RMB Nil). As at December 31, 2002, the net book value of assets acquired utilizing the statutory public welfare fund was RMB 43,996 (2001: RMB 69,258).

                Note e

                This reserve represents gifts or grants received from China Petrochemical Corporation, the ultimate parent company and which are required to be included in this reserve fund by PRC regulations.

                Note f

                The transfer to this reserve from the consolidated statements of income is subject to the approval by shareholders at general meetings. Its usage is similar to that of statutory surplus reserve.

                Note g

                Effective January 1, 2002, land use rights which are included in lease prepayments are carried at historical cost base. Accordingly, the surplus on the revaluation of land use rights net of deferred tax are reversed to shareholders' equity. The effect of this change did not have a material impact on the Group's financial condition and results of operations in the years prior to the change. As such, certain comparative figures have been reclassified to conform with the current year's presentation.

                Note h

                According to the Company's Articles of Association, the reserve available for distribution is the lower of the amount determined under PRC Accounting Rules and Regulations and the amount determined under IFRS. As of December 31, 2002, the reserve available for distribution was RMB 1,300,452 (2001: RMB 573,281). Final dividend of RMB 360,000 (2001: nil) in respect of the financial year 2002 was declared after the balance sheet date.

23.     COMMITMENTS AND CONTINGENCIES

                Capital commitments
                The Group had capital commitments outstanding at December 31, 2002 not provided for in the financial statements as follows:

                Property, plant and equipment

                Contracted but not provided for                    1,186,054
                Authorized by the Board but not contracted for       418,000
                                                                  ----------
                                                                   1,604,054
                                                                  ==========
                Investment
                Contracted but not provided for                    1,272,558
                                                                  ==========

                Contingent liabilities
                At December 31, 2002, the Group was contingently liable with respect to guarantees issued to banks in favor of associates and joint ventures of RMB 345,432 (2001: RMB 435,596).

                Guarantees issued to banks in favor of associates and joint ventures are given to the extent of the Company's respective interest in these entities. The Company monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognize any such losses under guarantees when those losses are estimate. At December 31, 2001 and 2002, it is not probable that the Company will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Company's obligation under the guarantees arrangement.

24.     RETIREMENT SCHEMES

                As stipulated by the regulations of the PRC, the Group participates in a defined contribution retirement plan organized by the Shanghai Municipal Government for its staff. The Group is required to make contributions to the retirement plan at a rate of 22.5% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his retirement date. The Group has no other material obligation for the payment of pension benefits associated with this plan beyond the annual contributions described above. In addition, pursuant to a document "Lao Bu Fa (1995) No.464" dated December 29, 1995 issued by the Ministry of Labor of the PRC, the Company has set up a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Company for five years or more may participate in this plan. The Company and participating employees make defined contributions to their pension savings account according to the plan. The assets of this plan are held separately from those of the Company in an independent fund administered by a committee consisting of representatives from the employees and the Company. In 2002, the Company's contribution to this plan amounted to RMB 24,781 (2001: RMB 25,741).

25.     RELATED PARTY TRANSACTIONS

        (a) Most of the transactions undertaken by the Group during the year ended December 31, 2002 have been effected with such counterparties and on such terms as have been determined by China Petroleum & Chemical Corporation ("Sinopec Corp"), the immediate parent company, and other relevant PRC authorities.

                Sinopec Corp negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. During the year ended December 31, 2002, the value of crude oil purchased in accordance with Sinopec Corp's allocation was as follows:

                                                Years ended December 31,
                                          --------------------------------------
                                                2000          2001          2002
                                          ----------    ----------    ----------

                Purchases of crude oil    11,641,888    10,499,582    11,645,363

        (b) Other transactions between the Group and other related parties during the year ended December 31, 2002 were as follows:

                                                                        Years ended December 31,
                                                                  -----------------------------------
                                                                       2000         2001         2002
                                                                  ---------    ---------    ---------
                Sales                                             7,317,930    7,137,458    8,077,376
                Purchases other than crude oil                      312,101      338,292      267,228
                Repairing charges                                   102,476      174,694      199,077
                Insurance premiums paid                              73,506       77,140       78,104
                Net increase in/ (withdrawal from) deposits in
                 related party                                      127,363     (182,014)     257,045
                Interest received and receivable                      2,903        1,673          488
                New loans obtained from related parties                   -            -      530,000
                Loans repaid to related parties                           -            -      400,000
                Interest paid and payable                                 -            -        5,111
                Research and development expenses                    75,000            -            -
                Transportation fee                                   15,635       10,464       40,132
                Construction and installation fees                  194,387      718,316      380,399

        (c)     Loans with related party

                                                             December 31,
                                                      -------------------------
                                                            2001           2002
                                                      ----------     ----------
                Short-term loans                               -        130,000
                                                      ==========     ==========

        (d)     Time deposits in related companies

                                                             December 31,
                                                      -------------------------
                                                            2001           2002
                                                      ----------     ----------

                Time deposits, within three months
                 of maturity                             204,175        461,220
                                                      ==========     ==========

                The Directors of the Company are of the opinion that the above transactions were entered into in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the non-executive Directors.

        (e)     Amounts due from/ to related companies

                Amounts due from/ to related companies are unsecured, interest free and have no fixed repayment terms.

26.     OPERATING SEGMENT DATA

                Segment information is presented in respect of the Group's business segments. The format of which is based on the Group's management and internal reporting structure. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

                The Group evaluates performance based on operating profit before income tax and non-operating income and expenses. Certain administrative expenses are allocated based on the percentage of sales.

                Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by Group policy.

        Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise income-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses.

        Expenditures for segment long-lived assets are the total cost incurred during the year to acquire segment assets that are expected to be used for more than one period.

        The Group principally operates in four operating segments: synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. All of the Group's products are produced through intermediate steps from the principal raw material of crude oil. The specific products of each segment are as follows:

        (a) The synthetic fibers segment produces primarily polyester and acrylic fibers primarily used in the textile and apparel industries.

        (b) The resins and plastics segment produces primarily polyester chips, low density polyethylene resins and films, polypropylene resins and PVA granules. The polyester chips are used in the processing of polyester fibers and construction coating materials and containers. Low density polyethylene resins and plastics are used in cable jacketing, sheeting, the manufacture of moulded products, such as housewares and toys and for agricultural and packaging uses. Polypropylene resins are used in the manufacturing of extruded films or sheets and injection moulded products such as housewares, toys and household electric appliance and automobile parts.

        (c) The intermediate petrochemicals segment primarily produces ethylene and benzene. Most of the intermediate petrochemicals produced by the Group are used by the Group as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibers. A portion of the intermediate petrochemicals as well as certain by-products of the production process are sold to outside customers.

        (d) The Group's petroleum products segment has crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstocks of the Group's downstream processing facilities. Residual oil and low octane gasoline fuels are produced primarily as a co-product of the crude oil distillation process. A proportion of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of other transportation, industrial and household heating fuels, such as diesel oils, jet fuels, heavy oils and liquefied petroleum gases.

        (e) All other operating segment represents the operating segments which do not meet the quantitative threshold for determining reportable segments. These include trading, consumer products and services and a variety of other commercial activities, which are not allocated to the above four operating segments.

        Most of the Group's sales and concentrations of credit risk (see Note 27(b)) are with affiliates of Sinopec Corp or other state-owned enterprises. Export sales accounted for approximately, 1.7%, 1.5% and
        4.8 % of total sales in 2000, 2001 and 2002 respectively.

        Reportable information on the Group's operating segments are as follows:

                                                             Years ended December 31,
                                                     -----------------------------------------
                Sales                                   2000           2001           2002
                -----                                -----------    -----------    -----------
                MANUFACTURED PRODUCTS
                  Synthetic Fibers
                    External sales                     3,632,531      3,233,010      3,396,652
                    Intersegment sales                    21,102          1,358              -
                                                     -----------    -----------    -----------
                  Total                                3,653,633      3,234,368      3,396,652

                  Resins and Plastics
                    External sales                     6,037,177      5,666,218      6,479,166
                    Intersegment sales                    25,401         26,941         24,948
                                                     -----------    -----------    -----------
                  Total                                6,062,578      5,693,159      6,504,114

                  Intermediate Petrochemicals
                    External sales                     2,250,792      2,123,670      2,575,668
                    Intersegment sales                 4,920,795      4,584,642      5,655,309
                                                     -----------    -----------    -----------
                  Total                                7,171,587      6,708,312      8,230,977

                  Petroleum Products
                    External sales                     7,884,270      8,225,905      8,482,497
                    Intersegment sales                   582,112        544,370        603,473
                                                     -----------    -----------    -----------
                  Total                                8,466,382      8,770,275      9,085,970

                ALL OTHERS
                  External sales                       1,472,498        948,593      1,388,913
                  Intersegment sales                   1,382,080      1,346,082      3,190,159
                                                     -----------    -----------    -----------
                Total                                  2,854,578      2,294,675      4,579,072

                Eliminations of intersegment sales    (6,931,490)    (6,503,393)    (9,473,889)
                                                     -----------    -----------    -----------

                Consolidated sales                    21,277,268     20,197,396     22,322,896
                                                     ===========    ===========    ===========

                External sales include sales to other Sinopec Corp group companies.

                                                          Years ended December 31,
                                                   --------------------------------------
                Result                                2000          2001          2002
                ------                             ----------    ----------    ----------
                Segment result
                   Synthetic Fibers                   185,822         7,049       113,095
                   Resins and Plastics                595,310       173,193       438,030
                   Intermediate Petrochemicals        193,995        51,009       287,660
                   Petroleum Products                 359,398       100,543       403,903
                   All others                          82,797        62,391       186,941
                                                   ----------    ----------    ----------
                                                    1,417,322       394,185     1,429,629

                Other operating income                155,438       160,022       136,631
                Other operating expenses              (65,815)     (217,341)     (154,835)
                Share of loss of associates           (64,491)      (20,630)       16,065
                Net financing costs                  (272,186)     (227,758)     (400,656)
                                                   ----------    ----------    ----------
                                                     (247,054)     (305,707)     (402,795)

                Income before income tax and
                 minority interests                 1,080,645       145,797     1,045,038
                Income tax                           (200,837)       (1,156)      (84,494)
                                                   ----------    ----------    ----------
                Income before minority interests      879,808       144,641       960,544
                Minority interests                    (23,298)      (28,592)      (44,179)
                                                   ----------    ----------    ----------

                Net income                            856,510       116,049       916,365
                                                   ==========    ==========    ==========

                                                                              December 31,
                                                                  ------------------------------------
                Assets                                               2000         2001         2002
                ------                                            ----------   ----------   ----------
                Segment assets
                   Synthetic Fibers                                2,602,411    2,503,998    2,872,995
                   Resins and Plastics                             4,451,986    4,513,645    4,426,040
                   Intermediate Petrochemicals                     5,667,679    5,348,836    5,903,756
                   Petroleum Products                              4,212,829    6,926,731    7,063,384
                   All others                                      1,943,444    1,957,317    2,216,993
                                                                  ----------   ----------   ----------
                Total segment assets                              18,878,349   21,250,527   22,483,168
                                                                  ----------   ----------   ----------
                Interests in associates                              126,410      178,990    1,044,217
                                                                  ----------   ----------   ----------
                Unallocated:
                (including Cash and cash equivalents, Deposits,
                 Income tax recoverable, Investments,
                 Deferred tax assets and Goodwill)
                                                                   2,696,551    2,896,084    2,558,534
                                                                  ----------   ----------   ----------
                Consolidated assets                               21,701,310   24,325,601   26,085,919
                                                                  ==========   ==========   ==========

                                                                       December 31,
                                                           ------------------------------------
                Liabilities                                   2000         2001         2002
                -----------                                ----------   ----------   ----------
                Segment liabilities
                   Synthetic Fibers                           438,978      455,129      463,353
                   Resins and Plastics                        766,506      857,181      883,852
                   Intermediate Petrochemicals                305,516      350,882      351,358
                   Petroleum Products                       1,041,903    1,425,408    1,157,136
                   All others                                 198,389      156,370      189,468
                                                           ----------   ----------   ----------
                Total segment liabilities                   2,751,292    3,244,970    3,045,167
                                                           ----------   ----------   ----------
                Unallocated:
                (including Loans, Income tax payable and
                 Deferred income)                           5,168,131    7,659,002    8,693,785
                                                           ----------   ----------   ----------
                Consolidated liabilities                    7,919,423   10,903,972   11,738,952
                                                           ==========   ==========   ==========

                                                          Years ended December 31,
                                                    ------------------------------------
                Depreciation                           2000         2001         2002
                ------------                        ----------   ----------   ----------
                   Synthetic Fibers                    200,826      183,969      217,979
                   Resins and Plastics                 342,152      309,853      344,525
                   Intermediate Petrochemicals         489,348      445,212      520,426
                   Petroleum Products                  318,286      270,013      346,040
                   All others                          164,098      150,595      171,371
                                                    ----------   ----------   ----------

                Consolidated depreciation expense    1,514,710    1,359,642    1,600,341
                                                    ==========   ==========   ==========

                                                                   Years ended December 31,
                                                             ------------------------------------
                Expenditures for segment long-lived assets      2000         2001         2002
                ------------------------------------------   ----------   ----------   ----------
                   Synthetic Fibers                             174,690      470,090      470,066
                   Resins and Plastics                          353,272      882,146       79,487
                   Intermediate Petrochemicals                  553,567    1,134,557      989,103
                   Petroleum Products                           363,068    1,483,291      666,423
                   All others                                   128,326      388,092      199,214
                                                             ----------   ----------   ----------

                Consolidated expenditures for
                 segment long-lived assets                    1,572,923    4,358,176    2,404,293
                                                             ==========   ==========   ==========

27.     FINANCIAL INSTRUMENTS

                Financial assets of the Company and the Group include cash and cash equivalents, deposits with financial institutions, investments, trade debtors, bills receivable, deposits, other debtors and prepayments and amounts due from related companies. Financial liabilities of the Company and the Group include bank loans, trade creditors, bills payable, accrued expenses and other creditors and amounts due to related companies. The Group does not hold or issue financial instruments for trading purposes. The Group had no positions in derivative contracts at December 31, 2001 and 2002.

        (a)     Interest rate risk

                The interest rates and terms of repayment of loans of the Group are disclosed in Note 20.

        (b)     Credit risk

                The Group's financial instruments do not represent a concentration of credit risk because the Group deals with a variety of major financial institutions with good credit ratings, and its trade debtors are spread among a number of major industries and customers.

        (c)     Foreign currency risk

                The Group has foreign currency risk as certain loans and cash and cash equivalents are denominated in foreign currencies, principally U.S. dollars and Hong Kong dollars. Depreciation or appreciation of Renminbi against foreign currencies will affect the Group's financial position and results of operations.

        (d)     Fair value

                Fair value estimates are made at a specific point in time and based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

                The following table presents the carrying amounts and fair values of the Group's long-term bank loans at December 31, 2001 and 2002:

                                                 2001                       2002
                                       -------------------------   ------------------------
                                          Carrying          Fair     Carrying          Fair
                                            amount         value       amount         value
                                       -----------   -----------   ----------   -----------
                Long-term bank loans     4,540,288     4,551,090    5,368,480     5,370,509

                Long-term bank loans - the fair values are estimated based on applying a discounted cash flow using current market interest rates for similar financial instruments.

                Investments primarily represent equity interests in joint ventures. There is no quoted market price for such interests in the PRC, and accordingly a reasonable estimate of fair value could not be made without incurring excessive costs. Further details pertinent to these interests are disclosed in Note 17.

                The fair values of cash, trade debtors, bills receivable, deposits, other debtors, trade creditors, other creditors and amounts due to/from related companies are not materially different from their carrying amounts due to their short-term nature.

                Time deposits and short-term bank loans - the carrying value is estimated to approximate fair value based on the nature or short-term maturity of these instruments.

28. SIGNIFICANT DIFFERENCES BETWEEN IFRS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA ("U.S. GAAP")

                The Group's accounting policies conform with IFRS which differ in certain significant respects from U.S. GAAP. Differences which have a significant effect on net income and shareholders' equity are set out below.

        (a)     Foreign exchange gains and losses

                In accordance with IFRS, foreign exchange differences on funds borrowed for construction are capitalized as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. In the years ended December 31, 2000, 2001 and 2002, no material foreign exchange differences were capitalized to property, plant and equipment. Under U.S. GAAP, all foreign exchange gains and losses on foreign currency debt are included in current earnings. In 2000, 2001 and 2002, the U.S. GAAP adjustments represent the effect of amortization of amounts previously capitalized.

        (b)     Capitalization of property, plant and equipment

                In years prior to those presented herein, certain adjustments arose between IFRS and U.S. GAAP with regard to the capitalization of interest and pre-production results under IFRS, that were reversed and expensed under U.S. GAAP. For the years presented herein, no adjustments related to the capitalization of construction costs, including capitalized interest, are necessary. Accordingly, the U.S. GAAP adjustments for 2000, 2001 and 2002 represent the amortization effect of such originating adjustments described above.

        (c)     Revaluation of property, plant and equipment

                In the periods prior to those presented herein, the property, plant and equipment of the Company were revalued to reflect the then current fair value resulting in a revaluation surplus recorded in the Company's financial statements. Additional depreciation charges have been taken in the years ended December 31, 2001 and 2002 on the revaluation surplus of RMB1,576,330.

                Under U.S. GAAP, property, plant and equipment are stated at historical cost less accumulated depreciation. However, as a result of the tax deductibility of the revaluation, a deferred tax asset related to the reversal of the revaluation surplus is created under U.S. GAAP with a corresponding increase in shareholders' equity.

28.     SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

                Under IFRS, effective January 1, 2002, land use rights, which were previously carried at revalued amount, are carried at historical cost base. The effect of this change resulted in a decrease of shareholders' equity of RMB121,852 as of January 1, 2002. This change under IFRS eliminated the U.S. GAAP difference relating to the valuation of land use rights.

        (d)     Capitalized interest on investment in associates

                Under IFRS, investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalized. Under U.S. GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence is planned principal operations, provided that the investee's activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is capitalized.

        (e)     Goodwill and negative goodwill amortization

                Under IFRS, goodwill and negative goodwill are amortized on a systematic basis over their useful lives.

                Under U.S. GAAP, with reference to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill is no longer amortised beginning January 1, 2002, the date that SFAS No. 142 was adopted. Instead, goodwill will be reviewed for impairment upon adoption of SFAS No. 142 and annually thereafter. In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Group performed an assessment of whether there is an indication that goodwill was impaired as of the date of adoption. To accomplish this, the Group identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill, to those reporting units as of the date of adoption. The Group's reporting units are consistent with the Group's operating segments identified in Note 26 to the financial statements. Based on a comparison between the fair value and carrying amount of the reporting units that the goodwill was assigned to, no indication exists that the goodwill was impaired and accordingly no transitional impairment losses were recorded at the date of adoption. In addition, under U.S. GAAP, negative goodwill of RMB19,828 that existed at the date of adoption of SFAS No. 142 was written off effective January 1, 2002 as a cumulative effect of a change in accounting principle.

28.     SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

        (f)     Basic earnings per share

                The calculation of basic earnings per share is based on the net income under U.S. GAAP of RMB 1,124,623 (2001: 300,130; 2000:
                RMB 1,019,921) and the weighted average number of shares in issue during the year of 7,200,000,000 (2001 and 2000:
                7,200,000,000) shares. Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

                The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both years.

        (g)     Recently issued accounting standards

                SFAS No. 143

                In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the Group to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Group is also required to record a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Group is required to adopt SFAS No. 143 on January 1, 2003. The Group does not expect the adoption of SFAS No.143 to have a material impact on its consolidated financial statements.

                SFAS No. 145

                In April 2002, the FASB issued SFAS No.145, which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". SFAS No.145 also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers". SFAS No.145 amends SFAS No.13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No.145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

28.     SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

                The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions in paragraphs 8 and 9(c) of SFAS No. 145 related to Statement 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 shall be effective for financial statements issued on or after May 15, 2002. The Group does not expect the adoption of SFAS No. 145 to have a material impact on its consolidated financial statements.

                SFAS No. 146

                In July 2002, the FASB issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities" which applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. SFAS No.146 requires an entity to record a liability for costs associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. Commitment to an exit plan or a plan of disposal expresses only management's intended future actions and does not meet the requirement for recognizing a liability and the related expense. An entity is required to disclose information about its exit and disposal activities, the related costs, and changes in those costs in the notes to the interim and annual financial statements that include the period in which an exit or disposal activity is initiated and in any subsequent period until the activity is completed. The Group is required to adopt SFAS No.146 on January 1, 2003. The provisions of SFAS No.146 are required to be applied prospectively after the adoption date to newly exit or disposal activities. The Group does not expect the adoption of SFAS No.146 to have a material impact on its consolidated financial statements.

                FIN No. 45

                In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No.5, 57 and 107 and a rescission of FASB Interpretation No. 34". This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognise, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial

28.     SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)
                recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002. The Group does not expect the application of this Interpretation to have a material effect on its consolidated financial statements.

                FIN No. 46

                In January 2003, the FASB issued Interpretation No.46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51". This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Group will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. The Group does not expect the application of this Interpretation to have a material impact on its consolidated financial statements.

28.     SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

        Effects on net income of significant differences between IFRS and U.S.
        GAAP:

                                                     Years ended December 31,
                                             ---------------------------------------
                                     Note           2000          2001          2002
                                             -----------   -----------   -----------
Net income under IFRS                            856,510       116,049       916,365

U.S. GAAP adjustments:

Foreign exchange gains and
 losses                              (a)          37,054        37,054        37,054
Capitalization of property, plant
 and equipment                       (b)          21,703        21,703        21,703
Depreciation charge on revalued
 property, plant and equipment       (c)         133,491       133,491       129,995
Capitalized interest on
 investment in associates            (d)               -        24,318        20,996
Goodwill and negative goodwill
 amortization                        (e)               -             -        10,144
Cumulative effect of adopting
 SFAS No. 142                        (e)               -             -        19,828
Tax effect of the above
 adjustments                                     (28,837)      (32,485)      (31,462)
                                             -----------   -----------   -----------

Net income under U.S. GAAP                     1,019,921       300,130     1,124,623
                                             ===========   ===========   ===========
Basic earnings per share under
 U.S. GAAP                           (f)      RMB  0.142    RMB  0.042     RMB 0.156
                                             ===========   ===========   ===========
Basic earnings per ADS under
 U.S. GAAP                           (f)     RMB  14.166    RMB  4.168     RMB15.620
                                             ===========   ===========   ===========

28.     SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

In accordance with SFAS No. 142's disclosure requirements, a reconciliation of reported net income under U.S. GAAP to adjusted net income under U.S. GAAP is presented below.

                                                 Years ended December 31,
                                          -------------------------------------
                                                 2000         2001          2002
                                                  RMB          RMB           RMB
Reported net income under U.S. GAAP
                                            1,019,921      300,130     1,124,623

Add: Goodwill amortisation                     13,448       13,448             -

Less: Amortisation of negative goodwill        (3,304)      (3,304)            -
                                          -----------   ----------   -----------

Adjusted net income under U.S. GAAP         1,030,065      310,274     1,124,623
                                          ===========   ==========   ===========

Adjusted basic earnings per share
 under U.S. GAAP                             RMB0.143     RMB0.043      RMB0.156
                                          ===========   ==========   ===========

Adjusted basic earnings per ADS
 under U.S. GAAP                            RMB14.310     RMB4.309     RMB15.620
                                          ===========   ==========   ===========

Adjusted net income before cumulative
 effect of change in accounting
 principle under U.S. GAAP                  1,030,065      310,274     1,104,795
                                          ===========   ==========   ===========

28.     SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

Effect on shareholders' equity of significant differences between IFRS and U.S. GAAP is as follows:

                                                     December 31,
                                              --------------------------
                                     Note            2001           2002

Shareholders' equity under IFRS,
 As previously report                          13,185,683

Adjustment to land use rights         (c)        (121,852)
                                              -----------

Shareholders' equity under IFRS,
 as reclassified                               13,063,831     13,980,196

U.S. GAAP adjustments:

Foreign exchange gains and
 Losses                               (a)         (76,581)       (39,527)
Capitalization of property, plant
 and equipment                        (b)         (65,113)       (43,410)
Revaluation of property, plant
 and equipment                        (c)        (453,506)      (323,511)
Capitalized interest on
 investment in associates             (d)          24,318         45,314
Goodwill and negative goodwill        (e)               -         29,972
Tax effect of the above
 adjustments                                       85,633         54,171
                                              -----------   ------------

Shareholders' equity under U.S.
 GAAP                                          12,578,582     13,703,205
                                              ===========   ============

                                  EXHIBIT INDEX

NO.                                  EXHIBIT

1.1 Articles of Association of the Company (incorporated by reference to Exhibit 1 to our Annual Report on Form 20-F for the year ended December 31, 2000)

1.2 Amended Articles of Association of the Company (pending government approval) (incorporated by reference to Appendix 1 of Exhibit a to our Report of Foreign Issuer on Form 6-K for the month of May 2003)

1.3 Rules of Procedure for Shareholders' General Meetings (pending government approval) (incorporated by reference to Appendix 2 of Exhibit a to our Report of Foreign Issuer on Form 6-K for the month of May 2003)

1.4 Rules of Procedure for Board of Directors' Meetings (pending government approval) (incorporated by reference to Appendix 3 of Exhibit a to our Report of Foreign Issuer on Form 6-K for the month of May 2003)

1.5 Rules of Procedure for Supervisory Committee Meetings (pending government approval) (incorporated by reference to Appendix 4 of Exhibit a to our Report of Foreign Issuer on Form 6-K for the month of May 2003)

*4.2 Form of employment contract (incorporated by reference to Exhibit 4.2 to our Annual Report on Form 20-F for the year ended December 31, 2001)

8.      Our subsidiaries

99.1    Certification of the Chairman**

99.2    Certification of the Chief Accountant**

* Management compensation item.

** A signed original of this written statement required by Section 906 has been provided to Sinopec Shanghai Petrochemical Company Limited and will be retained by Sinopec Shanghai Petrochemical Company Limited and furnished to the Securities and Exchange Commission or its staff upon request.