Form 20-F
period 2003-12-31
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
filed 2004-06-17
CIK 908732

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SEC\URITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-12158

(Exact name of Registrant as specified in its charter)

Sinopec Shanghai Petrochemical Company Limited

(Translation of Registrant’s name into English)

People’s Republic of China

(Jurisdiction of incorporation or organization)

No. 48 Jinyi Road, Jinshan District, Shanghai, PRC

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares Class H Ordinary Shares, par value RMB1.00 per Share	New York Stock Exchange The Stock Exchange of Hong Kong Limited

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2,330,000,000 H Shares

4,870,000,000 Domestic Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐     Item 18  ☒

- i -

FORWARD LOOKING STATEMENTS

Information in this Annual Report which does not relate to historical financial information may be deemed to constitute forward looking statements. The words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project”, “believe”, “intends to” or similar expressions identify “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected in the forward looking statements. We caution readers not to place undue reliance on any forward looking statements, which speak only as of the date made. Among the factors that could cause our actual results in the future to differ materially from the forward looking statements are crude oil allocations, effects of the macroeconomic policy of the People’s Republic of China and government control of currency conversion.

EXCHANGE RATES

Unless otherwise specified, references in this Annual Report to “US dollars” or “US$” are to United States dollars, references to “HK dollars” or “HK$” are to Hong Kong dollars and references to “Renminbi” or “RMB” are to Renminbi yuan, the legal tender currency of the PRC.

We have translated amounts in this Annual Report from Renminbi to US dollars for your convenience. Except for Item 18. Financial Statements and where otherwise noted, we have used the average of the buying and selling exchange rate published daily by the People’s Bank of China (the “PBOC Rate”) on December 31, 2003 of US$ 1.00 = RMB8.2767. The convenience translations do not mean that the Renminbi amounts could have been or could be converted into US dollars at that rate or at any other rate. The noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2003 was US$ 1.00 = RMB8.2767.

OTHER CONVENTIONS

References to “we” or “us” are references to Sinopec Shanghai Petrochemical Company Limited and our subsidiaries, unless the context requires otherwise. Before our formation, these references relate to the petrochemical businesses carried on by Shanghai Petrochemical Complex.

References to “China” or the “PRC” are references to The People’s Republic of China which, for the purpose of this Annual Report and for geographical reference only, excludes Hong Kong, Macau and Taiwan.

References to our “A Shares” are references to 720,000,000 of our domestic shares, par value RMB1.00 per share, which are ordinary shares subscribed for and traded exclusively in the Shanghai Stock Exchange by and between Chinese investors.

References to our “domestic shares” are references to all of our domestic shares, par value RMB1.00 per share, which are ordinary shares held by Chinese investors.

References to our “H Shares” are references to our overseas-listed foreign ordinary shares, par value RMB1.00 per share, which are listed and traded on the Stock Exchange of Hong Kong Limited (“HKSE”) under the number “338”.

- ii -

“Rated Capacity” is the output capacity of a given production unit or, where appropriate, the throughput capacity, calculated by estimating the number of days in a year that the production unit is expected to operate, including downtime for regular maintenance, and multiplying that number by an amount equal to the unit’s optimal daily output or throughput, as the case may be.

All references to “tons” are to metric tons.

References to sales volume are to sales to entities or third parties other than us, our divisions and subsidiaries, unless otherwise noted.

- iii -

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

A. Selected Financial Data.

Our statements of operations and cash flow data for each of the years ended December 31, 2001, 2002 and 2003 and the balance sheet data as of December 31, 2002 and 2003 are derived from our Consolidated Financial Statements included in Item 18. Financial Statements. Our statements of operations and cash flow data for the years ended December 31, 1999 and 2000 and the balance sheet data as of December 31, 1999, 2000 and 2001 are derived from Consolidated Financial Statements not included in this Annual Report. Our Selected Consolidated Financial Data should be read in conjunction with our Consolidated Financial Statements, and the notes thereto, and Item 5. Operating and Financial Review and Prospects. Our Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Item 18. Financial Statements – Consolidated Financial Statements – Note 28.

Selected Consolidated Financial Data

(In thousands, except per Share and per ADS data)

	Years Ended December 31,
	1999	2000	2001	2002	2003	2003(a)
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
STATEMENTS OF OPERATIONS DATA
Amounts in accordance with IFRS:

Net sales:
Synthetic fibers	2,697,791	3,612,231	3,215,835	3,374,252	4,092,590	494,471
Resins and plastics	4,290,720	6,005,305	5,635,697	6,440,673	8,864,266	1,070,990
Intermediate petrochemicals	1,853,008	2,232,250	2,105,342	2,555,035	3,851,333	465,322
Petroleum products	4,208,108	7,429,253	7,735,154	7,991,243	10,329,149	1,247,979
Trading and others	986,960	1,449,516	925,738	1,361,766	1,805,345	218,124
Cost of sales	12,532,636	19,039,986	18,803,044	19,853,928	26,396,224	3,189,221
Income before income tax and minority interests	1,089,130	1,417,322	394,185	1,429,629	2,006,403	242,416
Net financing costs	368,287	272,186	227,758	400,656	392,021	47,364
Income before tax	720,843	1,080,645	145,797	1,045,038	1,590,365	192,150
Net income	605,726	856,510	116,049	916,365	1,401,690	169,354

Basic earnings per share(b)	0.08	0.12	0.02	0.13	0.20	0.02
Basic earnings per ADS(b)	8.41	11.90	1.61	12.73	19.47	2.35
Reconciliation to net income in accordance with US GAAP:

Net Income under IFRS	605,726	856,510	116,049	916,365	1,401,690	169,354
Adjustments to net income under IFRS:
Foreign exchange gains and losses	37,054	37,054	37,054	37,054	37,054	4,477
Capitalization of property, plant and equipment	21,703	21,703	21,703	21,703	21,703	2,622
Depreciation charge on revalued property, plant and equipment	133,491	133,491	133,491	129,995	129,995	15,706
Capitalized interest on investment in associates	—	—	24,318	20,996	7,045	851
Goodwill and negative goodwill amortization	—	—	—	10,144	322	39
Cumulative effect of adopting SFAS No.142	—	—	—	19,828	—	—
Tax effect of the above adjustments	(28,837)	(28,837)	(32,485)	(31,462)	(29,370)	(3,549)
Net Income under US GAAP	769,137	1,019,921	300,130	1,124,623	1,568,439	189,500
Basic earnings per share(b)	0.11	0.14	0.04	0.16	0.22	0.03
Basic earnings per ADS(b)	10.68	14.17	4.17	15.62	21.78	2.63

CASH FLOW DATA
Amounts in accordance with IFRS
Net cash provided by operating activities	2,450,790	2,472,956	2,387,891	1,798,320	2,276,957	275,104
Depreciation	1,451,138	1,514,710	1,359,642	1,585,823	1,850,013	223,521
Capital expenditures	1,380,092	1,572,923	4,358,176	2,404,293	1,284,868	155,239

(a)	Translated solely for convenience into US dollars based on the PBOC Rate of US$1.00 = RMB8.2767 on December 31, 2003. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate.
(b)	The calculation of earnings per share is based on the weighted average number of shares outstanding during the year of 7,200,000,000 in each of 2003, 2002, 2001, 2000 and 1999, respectively. Earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

	December 31,
	1999	2000	2001	2002	2003	2003(a)
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
			(in thousands)
BALANCE SHEET DATA
Amounts in accordance with IFRS:

Property, plant and equipment, net	12,150,339	11,726,871	11,894,420	15,809,493	16,020,104	1,935,567
Total assets	21,947,204	21,701,310	24,325,601	26,085,919	27,101,481	3,274,431
Short term debt(b)	4,743,030	3,200,245	4,106,041	4,002,315	5,574,729	673,545
Long term debt (excluding current portion)	2,463,837	1,863,776	3,463,747	4,590,891	3,206,848	387,455
Shareholders’ equity	13,005,124	13,501,634	13,063,831	13,980,196	15,021,886	1,814,961
Amounts in accordance with US GAAP
Property, plant and equipment, net	11,027,288	10,796,068	11,299,220	15,403,045	15,802,408	1,909,264
Total assets	20,992,611	20,910,128	23,840,352	25,808,928	26,991,239	3,261,111
Shareholders’ equity	12,050,531	12,710,452	12,578,582	13,703,205	14,911,644	1,801,641

(a)	Translated solely for convenience into US dollars based on the PBOC Rate of US$1.00 = RMB8.2767 on December 31, 2003. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate.
(b)	Including current portion of Long Term Debt.

Dividends

The following table sets forth certain information concerning the dividends since January 1, 1994:

Dividend Period	Dividend per Share
Jan. 1, 1994-June 30, 1994	RMB	0.04 (US$0.0048)
July 1, 1994-Dec. 31, 1994	RMB	0.085 (US$0.0103)
Jan. 1, 1995-June 30, 1995	RMB	0.04 (US$0.0048)
July 1, 1995-Dec. 31, 1995	RMB	0.09 (US$0.0109)
Jan. 1, 1996-June 30, 1996	RMB	0.04 (US$0.0048)
July 1, 1996-Dec. 31, 1996	RMB	0.08 (US$0.0097)
Jan. 1, 1997-Dec. 31, 1997	RMB	0.06 (US$0.0072)
Jan. 1, 1998-Dec. 31, 1998	RMB	0.03 (US$0.0036)
Jan. 1, 1999-Dec. 31, 1999	RMB	0.05 (US$0.0060)
Jan. 1, 2000-Dec. 31, 2000	RMB	0.06 (US$0.0072)
Jan. 1, 2001-Dec. 31, 2001		No dividend
Jan. 1, 2002-Dec. 31, 2002	RMB	0.05 (US$0.0060)
Jan. 1, 2003-Dec. 31, 2003	RMB	0.08 (US$0.0097)

See also Item 8. Financial Information – Consolidated Statements and Other Financial Information – Dividend Policy.

Exchange Rates

The Chinese Government controls its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. See Item 10. Additional Information.

The following table sets forth information concerning exchange rates between Renminbi and US dollars for the periods indicated:

	Noon Buying Rates (RMB/US$)
Period	Period End	Average(1)	High	Low
1999	8.2795	8.2785	8.2800	8.2770
2000	8.2774	8.2784	8.2799	8.2768
2001	8.2766	8.2772	8.2786	8.2676
2002	8.2800	8.2772	8.2800	8.2669
2003	8.2767	8.2771	8.2800	8.2765
December, 2003	8.2767	—	8.2772	8.2765
January, 2004	8.2768	—	8.2772	8.2767
February, 2004	8.2769	—	8.2773	8.2769
March, 2004	8.2770	—	8.2774	8.2767
April, 2004	8.2771	—	8.2772	8.2768
May, 2004	8.2769	—	8.2773	8.2768
Latest Practicable Date, May 28, 2004	8.2769	—	—	—

Source:	The Noon Buying Rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.
Note:	(1) Determined by averaging the rates on the last business day of each month during the respective period.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Our operations may be adversely affected by the cyclical nature of the petroleum and petrochemical market and by the volatility of prices of crude oil and refined oil products.

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

The petrochemical business is a capital intensive business. Our ability to maintain and increase our revenues, net income and cash flows depends upon continued capital spending. Our current business strategy contemplates capital expenditures for 2004 of approximately RMB1,900 million (US$229.56 million), which will be provided through financing activities and use of our own capital. Our actual capital expenditures may vary significantly from these planned amounts due to our ability to generate sufficient cash flows from operations, investments and other factors that may be beyond our control. In addition, there can be no assurance as to whether, or at what cost, our capital projects will be completed or the success of these projects if completed.

As of March 31, 2004, we had aggregate outstanding indebtedness of approximately RMB9,252 million (US$1,117.84 million). China Petroleum & Chemical Corporation (“Sinopec Corp”), our controlling shareholder, did not provide any guarantee or credit support for our debt during the period between January 1, 2003 and March 31, 2004.

Our ability to obtain external financing in the future is subject to a variety of uncertainties including:

•	our future results of operations, financial condition and cash flows;

•	the condition of the economy in China and the markets for our products;

•	the cost of financing and the condition of financial markets; and

•	the issuance of relevant government approvals and other project risks associated with the development of infrastructure in China.

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

We have engaged from time to time and will continue to engage in a variety of transactions with Sinopec Corp and China Petrochemical Corporation, the controlling shareholder of Sinopec Corp, and their various subsidiaries or affiliates who provide a number of services to us, including sales and marketing, educational and community services. Our transactions with these companies are governed by a number of service and other contracts, the terms of which were negotiated on an arm’s length basis. In addition, Sinopec Corp has interests in businesses which compete or are likely to compete, either directly or indirectly, with our businesses. Because Sinopec Corp is our controlling shareholder and its interests may conflict with our own interests, Sinopec Corp may take actions that favor itself over our interests.

We are controlled by Sinopec Corp, whose interests may not be aligned with yours.

As of May 31, 2004, Sinopec Corp owned 55.56% of our shares. Accordingly, it has voting and management control over us, and its interests may be different from your interests and the interests of our other shareholders. Subject to our Articles of Association and applicable laws and regulations, Sinopec Corp will be in a position to cause us to declare dividends, determine the outcome of corporate actions requiring shareholder approval or effect corporate transactions without the approval of the holders of the H shares and ADSs. Any such increase in our dividend payout would reduce funds available for reinvestment in our business and any such actions or transactions could adversely affect us or our minority shareholders. Additionally, Sinopec Corp completed its initial public offering of shares in late 2000. As a public company, Sinopec Corp may experience changes in its own business strategy and policies. Although we are not currently aware of any such changes, they could, in turn, lead Sinopec Corp to change its policies or practices toward us in ways that we cannot predict, with corresponding unpredictable consequences for our business.

Our business operations may be adversely affected by present or future environmental regulations.

We are subject to extensive environmental protection laws and regulations in China. These laws and regulations permit:

•	the imposition of fees for the discharge of waste substances;

•	the levy of fines and payments for damages for serious environmental offenses; and

•	the central government, at its discretion, to close any facility which fails to comply with orders and require it to correct or stop operations causing environmental damage.

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

The central and local Chinese governments continue to exercise a certain degree of control over the petrochemical industry in China by, among other things:

•	mandating distribution channels for our petroleum products;

•	allocating and pricing of certain resources and services;

•	assessing taxes and fees payable;

•	setting import and export quotas and procedures; and

•	setting safety, environmental and quality standards.

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

China’s entry into the World Trade Organization, or WTO, may significantly increase foreign competition in our lines of business.

China joined the WTO on December 11, 2001. As part of its membership, China has committed to eliminate some tariff and non-tariff barriers to foreign competition in the domestic petrochemical industry that benefited us in the past. In particular, China has reduced tariffs on imported petrochemicals products that compete with ours to 2.8% to 14.2% from 5% to 17%, and

•	will permit increasing levels of foreign investment in the domestic petrochemicals industry, allowing foreign investors to own 100% of a domestic petrochemicals company by December 11, 2004;

•	will gradually relax restrictions on the import of crude oil by non-state owned companies;

•	will grant foreign-owned companies the right to import petrochemical products;

•	will permit foreign companies to distribute and market petroleum products in both retail and wholesale markets in China.

As a result of these measures, we will likely face increased competition from foreign companies and imports in the near future and longer term. Overall, we think that China’s WTO entry will also create substantial amounts of new investment and business in China, with a corresponding increase in sales opportunities for us. We do, however, believe that our products have been and will continue generally to be competitive with imported products in the PRC. Tariff reductions, however, could reduce our profit margins or otherwise negatively impact our revenue from certain products, including a small number of significant products. The PRC government may also reduce the tariffs imposed on production equipment that we may import in the future, as well as the restrictions on availability of imported raw materials (such as crude oil) currently enforced by the PRC. Although we are confident that we may be able to capture additional sales, the net effect of China’s accession to the WTO on our business and results of operations remains to be seen.

Political and economic policies in China could affect our business in unpredictable ways.

The economy of China differs from the economies of most countries belonging to the Organization for Economic Co-operation and Development in a number of respects, including:

•	structure;

•	level of government involvement;

•	level of development;

•	level of capital reinvestment;

•	control of foreign exchange; and

•	allocation of resources.

Before its adoption of reform and open-door policies beginning in 1978, China was primarily a planned economy. Since that time, the Chinese government has been reforming the Chinese economic system, and has also begun reforming the government structure. These reforms have resulted in significant economic growth and social progress. Although the Chinese government still owns a significant portion of the productive assets in China, economic reform policies since the late 1980s have emphasized autonomous enterprises and the utilization of market mechanisms. We currently expect that the Chinese government will continue these reforms, further reduce government intervention and rely more heavily on market mechanisms to allocate resources. Although we believe these reforms will have a positive effect on our overall and long-term development, we cannot predict whether changes to China’s political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future business or results of operations.

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

The Renminbi currently is not a freely convertible currency. We receive most of our revenue in Renminbi. A portion of our Renminbi revenue must be converted into other currencies to meet our foreign currency obligations. We have substantial requirements for foreign currency, including:

•	debt service costs on foreign currency-denominated debt;

•	purchases of imported equipment;

•	payment of any cash dividends declared in respect of the H shares; and

•	import of crude oil and other materials.

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

If the Chinese government restricts our ability to make payments in foreign currency, we could have trouble making our foreign exchange payments and could even default on our obligations.

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

You may not enjoy shareholders’ protections that you would be entitled to in other jurisdictions.

As most of our business is conducted in China, our operations are governed principally by the laws of China. Chinese legal provisions for the protection of shareholders’ rights and access to information are different and less developed than those applicable to companies formed in the United States, Hong Kong, the United Kingdom and other developed countries or regions. You may not enjoy shareholders’ protections under Chinese law that you would be entitled to in other jurisdictions.

Our Articles of Association require you to submit your disputes with us and other persons to arbitration. You will have no legal right to a court proceeding.

Our Articles of Association require a holder of H shares and ADSs having a claim against, or a dispute with, us, our directors, supervisors, executive officers or a holder of our domestic shares relating to any rights or obligations conferred or imposed by our Articles of Association, the Chinese Company

Law or any other Chinese laws or regulations relating to our affairs, to submit the dispute or claim to the China International Economic and Trade Arbitration Commission or to the Hong Kong International Arbitration Center for arbitration. Our Articles of Association further provide that the arbitrator’s award shall be final and binding on all parties.

ITEM 4. INFORMATION ON THE COMPANY.

A. History and Development of the Company

General Information

We were established in the People’s Republic of China as a joint stock limited company under the Chinese Company Law on June 29, 1993 as Shanghai Petrochemical Company Limited. On October 12, 2000, we changed our name to Sinopec Shanghai Petrochemical Company Limited. Our registered office is at No.48 Jinyi Road, Jinshan District, Shanghai, China. Our telephone number there is (86-21) 5794-1941.

Our Predecessor

Our predecessor, Shanghai Petrochemical Complex (the “Complex”), was founded in 1972 as one of the first large scale Chinese petrochemical enterprises using advanced imported technology and equipment. Prior to June 29, 1993, the Complex was wholly-owned by China Petrochemical Corporation, at the time a ministerial level enterprise. (before its restructuring in 1998, “Sinopec”). The Complex’s location was chosen because of accessibility by water and land transportation to Shanghai, the major industrial city of China, and the availability of reclaimable land. The Complex was initially under the administration of the Ministry of Textile Industry and in 1983 was placed under the administration of Sinopec.

The Complex and we, as its successor, have undergone four major stages of construction. The first stage of construction (1972-1976) included reclamation of land and the installation of 18 production units. The second stage of construction (1980-1986) increased the Complex’s capacity for processing crude oil and doubled its capacity for synthetic fiber production. The third stage of construction (1987-1992) primarily consisted of the installation of a 300,000 ton Rated Capacity ethylene unit, an additional crude oil refining unit and other units for the production of petrochemical products. The third stage of construction completed our transition from a synthetic fiber producer to a highly integrated producer of a wide variety of petrochemical products. The fourth stage of construction (2000-2002) mainly included the 700,000-ton Ethylene Expansion Project and Coal-Fired Power Plant Expansion Project which is described under Item 4. Information on the Company – Property, Plant and Equipment – Capital Expansion Program.

Over the past twenty years, the Complex built up an infrastructure system to support its production needs. The Complex has its own facilities to supply water, electricity, steam and other utilities and to treat waste water, as well as ocean and inland waterway wharfs and railroad and road transportation facilities.

Our Initial Public Offering and Listing

We were established as a subsidiary of Sinopec on June 29, 1993. In preparation for our initial public offering of ordinary shares, all the assets and liabilities of the Complex were transferred to us and to Sinopec Shanghai Jinshan Industrial Company (“JI”), a separate subsidiary of Sinopec newly established as a state-owned enterprise. The Complex’s non-core businesses and assets, such as housing, stores, schools, transportation and medical services were transferred to JI. The Complex then ceased to exist as a legal entity. In 1998, Sinopec was restructured into a limited liability company under the name of China Petrochemical Corporation (“Sinopec Group”). In a subsequent reorganization, Sinopec Group transferred its interest in us to its subsidiary, Sinopec Corp on February 25, 2000. In 1997, JI was dissolved and its subsidiaries were transferred to Sinopec. Sinopec Group now provides community services to us that were formerly provided by JI.

Our H Shares are listed on the HKSE. Our American Depositary Shares (“ADSs”), each representing 100 H Shares, are listed on the New York Stock Exchange (“NYSE”). Our A Shares are listed on the Shanghai Securities Exchange. We were the first Chinese joint stock limited company to have securities concurrently traded in Hong Kong, the United States and China. On January 31, 1994, our A Shares were included in the Shanghai Securities Exchange Stock Index.

Interest in Other Companies

In 1999, we entered into an agreement to acquire 38.26% of Shanghai Chemical Industry Park Development Co., Ltd (the “Chemical Park Company”) of which we have injected our entire investment of RMB 607.770 million (US$73.43 million). The Chemical Park Company was established to develop Shanghai Chemical Industry Park, the primary industrial park in Shanghai to house multi-national petroleum and chemical companies. Other shareholders of the Chemical Park Company include companies controlled by the Shanghai Municipal Government.

Late in 2001, we established a Sino-foreign Equity Joint Venture, Shanghai Secco Petrochemical Company Limited (“Secco”), together with BP Chemicals East China Investments Limited (“BP”) and Sinopec Corp. We own 20%, while BP and Sinopec Corp own 50% and 30% of the equity interest of Secco, respectively. Secco was established to build and operate a 900,000 tons Rated Capacity ethylene petrochemical manufacturing facility, to manufacture and market ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatics and by-products, to provide related after-sales services and technical advice with respect to such petrochemical products and by products, and to engage in polymers application development. Secco is expected to complete construction in 2005. Secco’s registered capital is US$901,440,964 out of which we are obligated to contribute an amount equivalent to US$180,287,952 in Renminbi prior to 2005. As of December 31, 2003, our contribution amounted to RMB621.9 million (US$75.1 million). We have been financing and expect to continue to finance this project with revenues received from our operation. For a description of capital expansion projects related to our facilities, please see Item 4. Information on the Company – Property, Plant and Equipment – Capital Expansion Program.

B. Business Overview

We are one of the largest petrochemical companies in China based on 2003 net sales and ethylene production. Our highly integrated petrochemical complex processes crude oil into a broad range of products in four major product areas:

•	synthetic fibers,

•	resins and plastics,

•	intermediate petrochemicals, and

•	petroleum products.

Based on 2003 sales volumes, we are a leading Chinese producer in each of our principal synthetic fibers and resins and plastics products. We believe that we are also a leading competitor in sales of petroleum products and intermediate petrochemicals in our regional markets

Our net sales in each of 2003, 2002 and 2001 are summarized as follows:

Net Sales of RMB28,943 million (US$3,496.93 million) in 2003

Synthetic fibers	14.14%
Resins and plastics	30.63%
Intermediate petrochemicals	13.31%
Petroleum products	35.69%
Trading and others	6.23%
Total:	100%

Net Sales of RMB 21,723 million (US$2,624.41 million) in 2002

Synthetic fibers	15.53%
Resins and plastics	29.65%
Intermediate petrochemicals	11.76%
Petroleum products	36.79%
Trading and others	6.27%
Total:	100%

Net Sales of RMB19,618 million (US$2,370.10 million) in 2001

Synthetic fibers	16.4%
Resins and plastics	28.7%
Intermediate petrochemicals	10.8%
Petroleum products	39.4%
Trading and others	4.7%
Total:	100%

In 2003, our net sales were RMB28,943 million (US$3,496.93 million) and operating margin was 6.9%.

We derive a substantial portion of our revenues from customers in Eastern China (principally Shanghai and its six nearby provinces), an area that has experienced economic growth above the national average in recent years. We believe that we are well-positioned to take advantage of opportunities which may arise through the growth of the Chinese economy generally and in this area in particular. Shown by geographic region, our net sales by product category for each of 2003, 2002 and 2001 are as follows:

2003 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	86.14	12.98	0.88
Resins and plastics	88.67	11.27	0.06
Intermediate petrochemicals	89.54	6.20	4.26
Petroleum products	89.59	0.00	10.41

2002 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	82.91	16.57	0.52
Resins and plastics	92.35	7.58	0.07
Intermediate petrochemicals	83.22	9.37	7.41
Petroleum products	88.54	1.58	9.88

2001 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	86.33	12.42	1.25
Resins and plastics	90.15	9.63	0.22
Intermediate petrochemicals	93.61	3.96	2.43
Petroleum products	95.59	0.00	4.41

Business Strategy

Our strategy is to develop our leading role in the Chinese petrochemical industry by increasing production capacities, particularly for higher-margin products, and improving operating efficiencies. In the long term, we aim to increase annual production of ethylene from the current 900,000 tons to more than one million tons. This would give us the feedstock we need to significantly expand our production of higher-margin products. In order to pursue this goal, we are positioning ourselves for larger-scale projects and acquisitions by maintaining our financing capacity.

In the near-term, our goal is to:

•	streamline production by increasing our capacity to produce key intermediate products such as ethylene and propylene and

•	produce higher-margin products, including certain resin and plastic products, chemical products and synthetic fibers by adding or expanding production capacity.

In order to support our ethylene expansion and to provide additional capacity and flexibility, we also plan to expand and renovate our oil refining capabilities. Doing so should permit us to produce additional feedstock for our ethylene expansion. By adding processing units to refine vacuum gas oil (“VGO”) and residual oil, we should be able to produce more higher-margin petroleum products such as gasoline and diesel products and certain intermediate petrochemical products which can be sold or used as feedstock for our own downstream products.

We, on a continuous basis, are also implementing plans for improving operating efficiencies. These are designed to: (i) gain incremental improvements in capacity utilization from our existing facilities; (ii) reduce maintenance downtime by adopting more sophisticated maintenance and repair techniques; (iii) produce better cost control by implementing additional financial and operational reporting systems; and (iv) enable us to monitor market conditions and adjust our pricing and product mix responsively.

Principal Products

We produce over 60 different types of products representing a broad range of synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. We use many of the important petroleum products and intermediate petrochemicals we produce in producing our own downstream products. The following table shows our 2003 net sales by major product as a percentage of total net sales together with the typical uses of these products.

Product	% of net sales	Typical Use
SYNTHETIC FIBERS
Acrylic staple fiber	6.44	One can be woven on its own or blended with cotton into cotton-type fabrics, the other can be woven on its own or blended with wool into wool-type fabrics and acrylic top
Polyester staple	2.77	Textiles and apparel
Acrylic top	2.86	High bulk hand knitting yarn, blankets and fabrics
Polyester POY	0.19	Low stretch yarn and drawn textured yarn polyester filaments and textiles
PP fiber	0.47	Industrial unwoven fabric, and textiles and apparel
Others	1.41
Sub-total	14.14
RESINS AND PLASTICS
Polyester chips	7.73	Polyester fibers, films and containers
LDPE pellets	11.33	Films, ground sheeting, wire and cable compound and other injection molding products such as housewares and toys
LDPE film	0.51	Agricultural greenhouse materials and packing for consumer products
PP pellets	9.66	Extruded films or sheets, injection molded products such as housewares, toys and household electric appliance and automobile parts
PVA	1.26	PVA fibers, building coating materials and textile starch
Others	0.14
Sub-total	30.63
INTERMEDIATE PETROCHEMICALS
Ethylene	1.66	Feedstock for Polyethylene, EG, PVC and other intermediate petrochemicals which can be further processed into resins and plastics and synthetic fiber.
Benzene	1.28	Intermediate petrochemical products, styrene, plastics, explosives, dyes, detergents, epoxies and nylon
Ethylene oxide	2.97	Intermediate for chemical and pharmaceutical industry, dyes, detergents and adjuvant
Butadiene	2.41	Synthetic rubber and plastics
Ethylene glycol	0.71	Fine chemicals
Others	4.28
Sub-total	13.31
PETROLEUM PRODUCTS
Gasoline	7.03	Transportation fuels
Diesel	19.33	Agricultural fuels
Residual Oil	0.33	Industrial fuels
Jet Oil	4.15	Transportation fuels
Others	4.85
Sub-total	35.69
Trading and Others	6.23
Total	100.00

Production Processes

The key sectors in our vertically integrated production facilities are the ethylene units which produce ethylene and propylene, and our aromatics plants which principally produce paraxylene (“PX”) and benzene. Ethylene is the major raw material in the production of polyethylene (“PE”) and polyvinyl acetate (“PVA”). Ethylene is also used to make monoethylene glycol (“MEG”) which, together with pure terephthalic acid (“PTA”), is used to manufacture polyester. Propylene is the major raw material in the production of acrylonitrile and polypropylene (“PP”). These products are produced through the processing of a series of petrochemical units from crude oil. Our production processes are shown in the flow chart below.

acetaldehyde
All-carbon
Intermediate Step
Intermediate Step
Acetic Acid
Ethyl Acetic
LDPE Resins
Polymerization
LDPE
Film Unit
Film
Light Diesel Oil & Gasoline
Ethylene
Ethylene
Intermediate Step
PVA
VAC
AGO
EO/EG Unit
MEG
EO.DEG
Acrylic Processing Unit
Acrylic Top
Crude Oil
Distillation
Ethylene Units
Intermediate Step
Acrylonitril
Acrylic Staple Fiber Unit
Acrylic Staple
Propylene
Polymerization
PP
PP Fiber Unit
PP Fiber
C-4 Fraction
Extraction
Butadiene
Polyester Chips
Cracking Oil
VGO
Hydrocracking
Naphtha
Aromatics Units
Paraxylene
PTA Unit
PTA
Polymerization Unit
Residual Oil
Jet Fuel& LPG
Benzene
Polyester Chips/ Polyester Melt
Filament Spinning Unit
Industrial Long Fiber
Terylene Long Fiber
POY
Staple Fiber Spinning Unit
Polyester Fiber
Gasoline & Diesel Oil
Catalytic Propylene
Acrylonitril e
Residual Oil Integrated Unit
LP
Asphal
Fuel Oil
Extraction
MTBE Unit
MTBE
Methanol
delayed Coling Unit
Diesel
Coking
Coke （Petroleum Coke）

Our refinery units refine crude oil into five basic components: (1) atmospheric gas oil (“AGO”), (2) VGO, (3) residual oil, (4) gasoline, and (5) light diesel oil. The AGO is fed to the ethylene units primarily to produce ethylene and propylene. The VGO is further processed in a hydrocracking unit producing mainly light and heavy naphtha, liquified petroleum gas (“LPG”), diesel oil, various aromatic hydrocarbon products and jet fuel. Residual oil can be further processed into gasoline, diesel oil, LPG, propylene and other products.

Intermediate Petrochemicals

Ethylene – Ethylene is either directly processed into PE resins or processed into other intermediate petrochemicals. The most important of these is MEG. MEG is a key ingredient in polyester. It is produced by oxidizing ethylene in the ethylene oxide (“EO”)/ethylene glycol (“EG”) unit. Ethylene is also used to produce vinyl acetate which is processed into PVA.

Propylene – Propylene is either processed directly into PP resins or is further processed into other intermediate petrochemicals such as acrylonitrile, sodium thiocyanate and sodium cyanide. Acrylonitrile is used in producing acrylics.

Vacuum gas oil – VGO is passed through the hydrocracker, and the resulting heavy naphtha is fed into the aromatics plants to produce PX and benzene. PX is processed into PTA, one of the principal raw materials in producing polyester.

Resins and Plastics and Synthetic Fibers

We process our intermediate petrochemical products into five kinds of synthetic fiber raw materials: (1) polyester, (2) acrylonitrile, (3) PP, (4) Polyethylene (“PE”) and (5) PVA. Each of these five products has its own production line or lines. We further process polyester, acrylonitrile and polypropylene into various types of synthetic fibers.

Polyester – MEG and PTA are fed into a polymerization unit which produces polyester chips and polyester melt. Both chips and melt are used as raw materials in the production of polyester staple and filaments. Some chips are also sold to third parties.

Polyester staple fiber is a multi-strand fiber cut into short lengths which can be spun into fabric on its own or blended with cotton, wool or flax to produce textiles. Polyester filaments are a class of more highly processed polyester materials which have been drawn and oriented to produce a long thread-like fiber. Our initial processing produces polyester partially-oriented yarn (“POY”), which is an intermediate polyester filament product sold to textile enterprises for further processing.

Acrylonitrile – We produce polyacrylonitrile by feeding acrylonitrile into a polymerization unit. By passing the polyacrylonitrile through the fiber unit, acrylic fiber and acrylic staple fiber are produced, including cotton and wool type staple fibers. Wool acrylic staple fiber can be processed into acrylic wool strips.

Polypropylene – We produce PP resins by feeding propylene into a polymerization unit. Our fiber grade PP resin is the main ingredient for PP fiber production.

Polyethylene – We have three sets of units producing polyethylene, two of which produce LDPE using the kettle type process, and the other unit produces all density polyethylene products using the Borstar bimodal process.

Polyvinyl acetate –PVA granules are produced from vinyl acetate (“VAC”), derived from ethylene.

Raw Materials

Crude Oil

Crude oil is our primary raw material and the most significant raw material we purchase from outside sources. In 2003, crude oil purchases accounted for approximately 60.04% of our total cost of sales. Accordingly, the supply and price of crude oil are key factors in determining our profitability.

Allocation and Transportation – The Chinese government exercises centralized management and control of the distribution of all crude oil, whether from domestic or foreign sources, and major petroleum products within China. Under this system, all our crude oil must be allocated by Sinopec Corp. During 2003, we did not experience any significant problems in obtaining sufficient crude oil to meet our production needs.

Sinopec Group is responsible for preparing an annual plan on demand and supply for crude oil and petroleum products that forms the basis of the Chinese government’s annual “balancing plan” which effectively dictates how much crude oil we will receive each year. Further, because the plan applies not only to domestic onshore oil, but also to domestic offshore oil and imported crude oil, we must consult with Sinopec Group in order to switch to domestic offshore oil or imported crude oil to reduce our cost. Likewise, under the “balancing plan”, some of our petroleum products are designated for sale to the subsidiaries of Sinopec Group or other designated customers and we must consult Sinopec Group to sell elsewhere. Therefore, we cannot freely sell our petroleum products to take advantage of any opportunities for higher-priced sales.

We have received confirmation from Sinopec Corp that we will receive an allocation of 0.3 million tons of domestic onshore and offshore crude oil and 8.35 million tons of foreign crude oil in 2004. Sinopec Corp has further confirmed that, subject to Chinese national crude oil policy, it will continue to allocate sufficient quantities and appropriate kinds of crude oil to us, including domestic onshore, domestic offshore and foreign crude oil, for our anticipated annual needs. We anticipate fully utilizing our 2004 allocation of crude oil. We believe that the mix of crude oil feedstocks currently available is satisfactory for our 2004 production capacity and targets. Additionally, as part of China’s commitment at its accession into WTO, certain non-state-owned enterprises have been granted an increasing quota to import crude oil. Although we do not expect to obtain crude oil through this channel in the foreseeable future due to the current crude oil allocation system, this may provide us with an alternative source of crude oil supply.

Crude Oil Mix – Our refining equipment is designed to process certain grades of crude oil. Therefore, the origin and quality of the crude oil available can be important to our business. We believe, as we are significantly increasing usage of foreign crude oil, we will continue to be able to obtain such foreign crude oil that is compatible with our refining equipment. The overall mix of foreign versus domestic crude oil we process in 2004 will depend on a variety of factors, including the amount of future allocations of domestic onshore crude oil and the availability, price, quality, processing profitability and compatibility with our refining capabilities of foreign crude oil. Provided there are no significant modifications to the existing crude oil allocation policy, we believe that sufficient supplies of crude oil will be available on the domestic or international markets for our 2004 production capacity and goals.

In 2003, our crude oil was sourced as follows:

Daqing Oilfield in Heilongjiang Province	0.45%
Shengli Oilfield in Shandong Province	16.76%
Domestic offshore and foreign crude oil	82.79%
Total:	100%

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

Domestic onshore crude oil is transported by pipeline to China’s east coast and then by oil tanker to our oil terminal wharf at Chenshan. Foreign and domestic offshore crude oil is supplied by tanker to our oil terminal wharf. See Item 4D. Property, Plants and Equipment -Wharfs.

In the past, we have not experienced disruption in our crude oil supply. We have on-site crude oil storage tanks capable of storing approximately 460,000 cubic meters of crude oil. This crude oil storage can provide us with approximately 20 days’ supply of crude oil. Generally, these storage tanks remain nearly full to minimize the effect of any temporary disruption in the supply of crude oil.

Pricing – The price of domestic onshore crude oil is controlled by China National Petroleum Corporation (“CNPC”) and Sinopec Group based on government pricing policies, while the price of domestic offshore and foreign crude oil is generally allocated to us at prevailing international market prices. The average cost of foreign and domestic offshore crude oil in 2003 was RMB1,876(US$226.6) per ton and RMB 1,793(US$216.6) per ton, respectively. In 2003, we processed 479,000 tons of domestic offshore crude oil and 6.7141 million tons of foreign crude oil.

Beginning June 1998, the Chinese government established a unified pricing system for crude oil. Each month, the NDRC, now known as the National Development and Reform Commission (“NDRC”), established an indicative price for each grade of domestic onshore crude oil based on comparable international market prices, inclusive of any duties that would have been imposed had the oil been imported. The actual price for domestic onshore oil would be such indicative price plus a surcharge. This surcharge was determined by CNPC and Sinopec Group to reflect any transportation and other miscellaneous costs that would have been incurred in having the oil delivered to various refineries. In March 2001, the NDRC ceased publishing an indicative price. Instead, the indicative price for domestic onshore oil is calculated and determined directly by CNPC and Sinopec Group based on the principles and methods formerly applied by the NDRC. However, this pricing system only applied to domestic onshore crude oil that we purchased from CNPC’s oilfields, or Daqing Crude Oil. Beginning in 2000, Sinopec Group adopted a new pricing mechanism for Shengli Crude Oil and now sets the price by reference to international crude oil prices. Although this more closely reflects trends in international markets, the timing of the price adjustments can result in prices that differ significantly from the then current international market prices.

In 2003, the average price we paid for Daqing Crude Oil was RMB1,744(US$210.7) per ton and the average price we paid for Shengli Crude Oil was RMB1,703 (US$205.8) per ton. In 2003, we processed 39,300 tons of Daqing Crude Oil and 1,377,700 tons of Shengli Crude Oil.

Sinopec Corp has undertaken that it will allocate crude oil to us in quantities and at prices no less favorable than the quantities received and prices paid by other enterprises that it controls. On this basis, we believe that changes in crude oil prices should not have a material effect on our competitiveness with other domestic producers. Nevertheless, any increase in the price of crude oil could have an adverse impact on our profitability to the extent that we are unable to pass cost increases on to our customers.

Coal

Unlike crude oil, coal is not subject to government allocation. We purchase coal directly from the Datong mines in Shanxi Province. Coal is transported by rail from the mines to Qinhuangdao port and shipped by barge to Jinshanwei where it is delivered to the plant via a wharf and conveyer system. Our cost of coal is materially dependent on transportation charges. Although coal may be purchased from alternative sources, railroad transportation must be obtained by allocation from the Chinese government on a monthly basis.

We expect that our total requirement for coal to generate electricity in 2004 will be approximately 1.68 million tons. In 2003, we consumed approximately 1.62 million tons of coal, an increase from 2002 of approximately 0.02 million tons.

Other Raw Materials

We produce most of the raw materials used as feedstock for our operations. If any of these raw materials, other than ethylene, becomes unavailable from internal production, we believe that there are sufficient alternative sources at reasonable prices and the unavailability of raw materials from internal source will not have a significant effect on our operations and profitability.

We purchase some ancillary raw materials from outside sources. These raw materials include methanol, ammonia, sodium hydroxide, sulfur, acetone, acrylonitrile, PTA, propylene and a variety of catalytic agents. In 2003, the total cost of these materials accounted for approximately 14.92% of our total cost of sales. We do not expect any difficulties in obtaining a supply of any of these ancillary raw materials in amounts sufficient to meet our needs in the foreseeable future.

Sales and Marketing

Distribution

The distribution of the Company’s petroleum products is still subject to government regulations. We are required to sell certain petroleum products to the subsidiaries of Sinopec Group or customers designated by Sinopec Group. However, the Company has the autonomy to decide on the distribution of its other products in line with market conditions.

We generally sell our products to larger trading companies and industrial users with whom we have long-standing relationships, including Sinopec Group or customers designated by Sinopec Group. Despite the rapid changes occurring in the market, we believe that these long-standing relationships will continue to provide us with a stable customer base. At the same time, we intend to strengthen our relationships with these existing customers, especially long-term industrial users, by expanding our sales force and improving technical support and after-sales services. Given the range of products we offer and the profile of our customers, we will continue to sell a significant proportion of our products through large-scale wholesalers and trading companies.

Generally large-scale wholesalers and trading companies provide very attractive wholesale pricing terms and excellent liquidity. Many of these trading companies are strong, efficient and economically viable and have developed extensive and efficient distribution systems. Although we will continue to use these distribution systems, we intend to increasingly use the trading companies as agents rather than distributors. An agency relationship should enable us to utilize a distributor’s network while developing stronger direct relationships with the ultimate purchasers. We are also considering establishing our own sales and distribution network. Currently our products are still principally sold to trading companies and industrial users.

We use short-term contracts to sell most of our products. We didn’t experience significant write-offs or defaults on our accounts receivable or other trade accounts in 2003. We generally do not experience seasonal fluctuations in product sales.

Product breakdown

Synthetic Fibers – In 2003, 3.6% of our synthetic fiber products were purchased by provincial and municipal government trading companies that act as intermediaries between us and end-users. No single customer accounted for more than 7.6% of our sales of synthetic fibers in 2003.

Resins and Plastics – In 2003, approximately 6.1% of our resins and plastics sales were to provincial and municipal government trading companies and approximately 61.2% were sold to industrial users. No single customer accounted for more than 10.6% of our sales of resins and plastics in 2003.

Intermediate Petrochemicals – We sell a variety of intermediate petrochemicals, few of which are sold in substantial quantities.

Shanghai Chlor-Alkali Chemical Co. Ltd. (“Chlor-Alkali”) is the principal outside consumer of our ethylene. In 2003, we sold 110,500 tons of ethylene to Chlor-Alkali, all of which was made outside of the State Plan and sold at market prices. We expect to sell 112,500 tons of ethylene to Chlor-Alkali in 2004.

Petroleum Products – In 2003, our primary gasoline and diesel customers were wholesale distribution companies owned by local and provincial government entities in eastern China. We sold residual oil directly to industrial end-users for use as industrial fuel and as feedstock to produce high-margin petroleum products.

Product Pricing

Most of our products other than petroleum products are permitted to be sold at market prices. However, among our major products, three types of petroleum products, gasoline, diesel and jet oil, and some other products, remain subject to varying degrees of government pricing control and are, accordingly, sold at prices set by the Chinese government. In 2001, 2002 and 2003, approximately 59%, 60% and 59% of our net sales were from products subject to price controls. Price controls may apply to these products in various ways. In some cases they are applied only to a portion of our sales of the controlled product or to only a portion or none of one of our competitor’s output. We believe that the Chinese government will continue relaxing state control over the pricing of petrochemical products.

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

Competition

We compete principally in the Chinese domestic market where 94% of our products were sold in 2003. In addition, the limited transportation infrastructure in China and the difficulties involved in transporting petrochemical products force companies to compete primarily on a regional basis. In 2003, 89% of our net sales were made to customers in Shanghai and its six nearby provinces.

Our Competitive Advantages

We believe our primary competitive advantages are quality, price, brand recognition, location and vertical integration. We have received many prizes and awards from both central and local government authorities for high product quality. Furthermore, our location on the outskirts of the densely populated and highly industrialized Shanghai area places us in close proximity to many of our customers. This location also gives us convenient access to ocean transport and inland waterways which results in a competitive advantage in terms of transportation cost and reliability and punctuality of product delivery. We believe this geographic advantage will be enhanced as China’s accession into the WTO generates increasing demands for our products in eastern China.

We believe that our vertical integration represents a significant competitive advantage over non-integrated competitors in China, both in terms of reliability in delivery and price. For most downstream products, our vertical integration results in significant savings on transportation and storage costs which would be incurred by less vertically integrated facilities.

The Domestic Competitive Environment

Prior to 1993, because distribution and pricing of our products were determined in accordance with the State Plan, we did not operate in a competitive environment. With the liberalization of control over pricing and product allocation by the Chinese government, competition in the domestic market are expected to gradually increase.

Foreign Competition and the World Trade Organization

China joined the WTO on December 11, 2001. As part of its membership commitments, China will eliminate some tariff and non-tariff barriers to foreign competition in the domestic petrochemical industry that benefited us in the past. In particular, China has reduced tariffs on imported petrochemicals products that compete with ours to 2% to 12.9% from 5% to 17%, and

•	will permit increasing levels of foreign investment in the domestic petrochemicals industry, allowing foreign investors to own 100% of a domestic petrochemicals company by December 11, 2004;

•	will gradually relax restrictions on the import of crude oil by non-state owned companies;

•	will grant foreign-owned companies the right to import petrochemical products;

•	will permit foreign companies to distribute and market petroleum products in both retail and wholesale markets in China.

As a result of these measures, we will likely face increased competition from foreign companies and imports in the near future and longer term. Changes in crude oil import and distribution could potentially affect our current supply arrangements with Sinopec Corp.

Prior to its entry into the WTO, the Chinese government took early steps to reduce protection from import barriers. Tariffs have been gradually reduced beginning in 1997. Tariffs on petrochemical products which compete with our products ranged from 5% to 17% before WTO entry and have now been reduced to 2% to 12.9% with further reductions planned until they reach 0% to 6.5%. Foreign imports are likely to reduce the prices for domestic petrochemical products and may reduce our net sales. Nevertheless, we believe that our products have been, and will continue generally to be, competitive with imports. We will also benefit from a tariff reduction on crude oil. These early steps and pending tariff reductions have exposed us to international competition early and should help us meet increased competition as China’s WTO entry begins to affect our markets.

In addition to tariff reductions, China will liberalize the import of crude oil and the distribution of processed oil and other petrochemical products. Import and export of crude oil has historically been limited to designated state-owned companies. China agreed to allocate 7.2 million tons of crude oil to non-state traders in 2002 and to increase this amount by 15% each year for 10 years, at which time the growth rate will be reviewed by interested WTO member countries. Similarly, several categories of processed oil are also subject to state trading. China will allocate 4 million tons of processed oils to non-state traders and increase this amount by 15% annually for 10 years. Review of this amount by member countries will occur in 2004. In concurrent commitments, China has agreed that minority foreign-owned enterprises would receive trading rights by December 11, 2002, majority foreign-owned enterprises would receive trading rights by December 11, 2003 and wholly foreign-owned enterprises would receive trading rights by December 11, 2004. These changes could, in the long-term, open up alternative sources of crude oil that are not available to us today. They will also, no doubt, create additional foreign investment in China’s petrochemical industry and additional competition for us.

Overall, we think that China’s WTO entry will create substantial amounts of new investment and business in China, with a corresponding increase in sales opportunities for us. Although we are confident that we may be able to capture additional sales, the net effect of China’s accession to the WTO on our business and results of operations remains to be seen.

Our Competitive Position

In the following discussion, our internal consumption of resins and intermediate petrochemicals produced by integrated manufacturers in the production of downstream products are treated as sales.

Synthetic Fibers

In 2003, we had approximately a 3.33% share and imports had approximately a 12.79% share of total domestic polyester, acrylic and polypropylene consumption. We attribute the high level of imports to a variety of factors, including a shortage in the domestic supply and the importation of synthetic fibers into special economic zones in China, where tariffs are not imposed on imports processed for re-export.

The following table summarizes the competitive position of our principal synthetic fibers according to domestic sales in 2003.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal domestic competitor’s share of consumption	Imports’ share of consumption
Polyester staple fiber	2.58	5	Jiangsu	11.4	14.60
Acrylic	20.04	1	Jilin	7	42.20

Sources: Statistics provided to us by the Sinopec Group and the China National Council of Textiles. For reference only.

Resins and Plastics

In 2003, we had approximately a 5.99% share and imports had approximately a 31.76% share of total domestic resins and plastics consumption. The following table summarizes the competitive position of our principal resins and plastics products according to domestic sales in 2003.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
Polyester chips	4.37	2	Jiangsu	6.3	2.17
PVA granules	14.81	4	Sichuan and Anhui	20.96	11.20
PE	6.55	1	Beijing	6.46	53.25
PP	6.76	1	Jiangsu	5.7	39.11

Sources: Statistics provided to us by Sinopec Group. For reference only.

Intermediate Petrochemicals

In 2003, we were one of the largest sellers of intermediate petrochemicals in China and had an 8.8% share of the total domestic consumption. Imports had approximately a 34.2% share of domestic consumption. Ethylene, benzene and butadiene are our major intermediate petrochemical products. We are currently the largest ethylene producer in China.

Petroleum Products

In 2003, we had a 2.79% share of the total domestic petroleum products market while imports had a 6.05% share. Although we have one of the largest refining capabilities in China, we use most of our refining capacity to produce feedstock for our own downstream processing of petrochemical products.

The domestic markets for each of our major petroleum products are geographically fragmented because these markets tend to be highly localized with individual producers controlling a large share of the markets in their locality. In 2003, we sold approximately 89.59% of our petroleum products in Shanghai and its six nearby provinces.

Environmental Protection

We are subject to national and local environmental protection regulations which currently impose a graduated schedule of fees for the discharge of waste substances, require the payment of fines for pollution and provide for the forced closure of any facility which fails to comply with orders requiring it to cease or cure certain environmentally damaging practices. We have established environmental protection systems to treat certain of our waste materials and to safeguard against accidents. Because of the nature of our business, however, we store and discharge into the environment a significant amount of waste substances. During 2003, we were assessed a total of RMB18.12 million (US$2.19 million) in fees for discharges of waste substances. As of March 31, 2004, we had not been assessed any fines for environmental violations and there were no actions pending or threatened which would result in the assessment of such a fine.

We believe our environmental protection facilities and systems are adequate for the existing national and local environmental protection regulations. However, there can be no assurance that Chinese national or local authorities will not impose additional regulations which would require additional expenditures in respect of environmental matters in the future.

Insurance

We currently maintain insurance coverage with Sinopec Group which, as of December 31, 2003, was approximately RMB17.9 billion (US$2.16 billion) on our property and facilities and approximately RMB2.2 billion (US$265.8 million) on our inventory. Transportation vehicles and products in transit are not insured by Sinopec Group. We maintain insurance policies for these assets with The People’s Insurance Company of China. The Sinopec Group insurance coverage is compulsory and applies to all enterprises controlled by Sinopec Group, pursuant to guidelines of Sinopec Group which may not be legally enforceable against Sinopec Group. Thus, there is doubt under Chinese law as to whether we could enforce insurance claims against Sinopec Group.

We do not carry any third party liability insurance to cover claims in respect of personal injury, property or environmental damage arising from accidents on our property or relating to our operations other than on our transportation vehicles. We have not had a third party liability claim filed against us during the last five years. Since business interruption insurance is not customary in China, we do not carry such insurance.

The Chinese Petrochemical Industry

Following the development of several major oil fields and a growth in demand for petroleum and petrochemical products in China in the early 1970’s, the Chinese government organized petroleum refining and petrochemical production and processing facilities into large complexes that would permit integrated production of petroleum products, intermediate petrochemicals, resins and plastics, and synthetic fibers.

Although the Chinese government is liberalizing its control over the petroleum and petrochemical industries in China, significant government regulations that limit the business strategies available to us remain. Central government agencies and their local or provincial level counterparts do not own or directly control our production facilities. However, they exercise significant control over the petrochemical industry in areas such as pricing, production quotas, quality standards, allocation of raw materials and finished products, allocation of foreign exchange and Renminbi loans for capital construction projects. The Chinese government’s intentions with respect to the development objectives and policies for the petrochemical industry are stated as part of the Five Year Plans for National Economic and Social Development formulated every five years. These plans at both the national and Shanghai municipality level have identified the petrochemical industry as a “pillar industry” which may qualify companies in the petrochemical industry for preferential treatment by governmental agencies.

Historically, we were supervised by Sinopec, a ministry-level enterprise under the direct supervision of the State Council, China’s highest administrative body. As a result of a governmental restructuring in 1998, we became subject to the administration of the State Bureau of Petroleum and Chemical Industry. After its functions were terminated in March 2001, we became subject to the administration of the State Economic and Trade Commission. The State Economic and Trade Commission was dissolved in March, 2003 and its function in directing the reform and management of state-owned enterprises were assumed by the State Assets Regulatory and Management Commission, its function in industry planning and policy making were assumed by NDRC, and its functions in administering domestic trade, coordinating and implementing import and export plans of critical industrial products and raw materials were assumed by the Ministry of Commerce. Since then, we have been subject to the industrial oversight of these three new governmental agencies at the national level.

As part of this restructuring, Sinopec was also restructured in July 1998. The succeeding entity, Sinopec Group, was authorized to conduct a petrochemical business and to control the exploration of crude oil and natural gas and crude oil refining, mainly in the southern and eastern regions of China. China Petroleum and Natural Gas Corporation, another major state-owned petrochemical company, was also restructured and renamed China National Petroleum Corporation to conduct the same type of business, mainly in the northern and western regions of China. On December 31, 1999, Sinopec Group completed a reorganization pursuant to which certain of its core oil and gas and chemical operations and businesses and related assets and liabilities were transferred into its subsidiary, Sinopec Corp, currently our controlling shareholder.

C. Organizational Structure.

Our Subsidiaries

Our significant subsidiaries are listed below:

Subsidiary Name	Jurisdiction of Incorporation	Our ownership interest and voting power
		(%)
Shanghai Petrochemical Investment Development Company Limited	China	100
SPC Marketing Development Corporation	China	100
China Jinshan Associated Trading Corporation	China	80
Shanghai Jinhua Industrial Company Limited	China	81.46
Shanghai Jindong Petrochemical Industrial Company Limited	China	60
Shanghai Golden Way Petrochemical Company Limited	China	75
Shanghai Jinchang Engineering Plastics Company Limited	China	50.38
Shanghai Golden-Phillips Petrochemical Company Limited	China	60
Zhejiang Jin Yong Acrylic Fiber Company Limited	China	75
Shanghai Petrochemical Enterprise Development Company Limited	China	100
Shanghai Golden Conti Petrochemical Company Limited	China	100

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

Overview

Sinopec Corp is an integrated petroleum and petrochemical company with upstream, midstream and downstream operations. Based on the turnover in 2003, Sinopec Corp is the largest listed company in China and one of the largest petroleum and petrochemical companies in both China and Asia. Sinopec Corp is one of the largest refiners, distributors and marketers of gasoline, diesel, jet fuel and most other major refined products in China and Asia with principal markets in the eastern and southern regions of China. Sinopec Corp is also a producer and distributor of petrochemicals in China and additionally explores, develops and produces crude oil and natural gas principally to supply its refining and chemical operations.

Subsidiaries

Details of Sinopec Corp’s principal subsidiaries are given in the table below. Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, all of the above principal subsidiaries are incorporated in China.

Name of company	Sinopec Corp’s direct attributable equity interest	Principal activities
	%
Sinopec Beijing Yanhua Petrochemical Company Limited	70.01	Manufacturing of chemical products
Sinopec Shengli Oilfield Company Limited	100.00	Exploration and production of crude oil and natural gas
Sinopec Sales Company Limited	100.00	Marketing and distribution of refined oil products
Sinopec International Company Limited	100.00	Trading of crude oil and petrochemical products.
Sinopec Shanghai Petrochemical Company Limited	55.56	Manufacturing of Synthetic fibers, resin and plastics, intermediate petrochemical products and petroleum products
Sinopec Yangzi Petrochemical Company Limited	84.98	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Qilu Petrochemical Company Limited	82.05	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Yizheng Chemical Fiber Company Limited	42.00	Production and sale of polyester chips and polyester fibers
Sinopec Zhenhai Refining and Chemical Company Limited	71.32	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Wuhan Phoenix Company Limited	40.72	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Shijiazhuang Refinery Corp.	79.73	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Zhongyuan Petroleum Company Limited	70.85	Exploration and production of crude oil and natural gas
Sinopec Wuhan Petroleum Group Company Limited	46.25	Marketing and distribution of refined oil products
Sinopec Fujian Refinery Company Limited	50.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Maoming Refining and Chemical Company Limited	99.81	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited	72.40	Trading of crude oil and petroleum products

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

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for petroleum products and intermediate petrochemicals in 2003:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate(%)
Crude oil distillation units (2)	8,800,000	90.66
Hydrocracker(2)	3,000,000	76.85
Ethylene units (2)	850,000	104.43
Aromatics unit	235,000	90.55
PTA unit	280,000	109.26
EO/EG unit	225,000	88.32
Acrylonitrile unit	130,000	94.93
Acetaldehyde unit	42,000	105.37
Acetic acid unit	45,000	55.95
Cracking and catalyzing	1,000,000	98.61
Delayed Coling	1,000,000	107.17

Our two crude oil distillation units were designed and built in China. In 2003, the actual amount of crude oil we processed was approximately 8.61 million tons. Our hydrocracker uses technology from United Oil Products Corporation of the United States. Our first ethylene unit uses technology from Mitsubishi Petrochemical Corporation of Japan. The second ethylene unit uses technology from ABB Lummus Global Inc. of the United States. The aromatics unit uses technology from Universal Oil Products Corporation of the United States. The PTA unit uses technology from Mitsui Petrochemical Corporation of Japan. The EO/EG unit was constructed using technology from Scientific Design Corporation of the United States.

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for resins and plastics and synthetic fibers in 2003:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate(%)
Polyester units (2)	400,000	108.67
Polyester staple units (2)	155,600	92.54
Polyester filament units (4)	66,900	92.39
Acrylic staple fiber units (3)	189,000	108.87
Acrylic top units (1)	29,500	114.32
Polyethylene units (3)	543,000	104.45
Polyethylene film blowing facilities (2)	42,000	60.01
PP units (3)	400,000	109.13
PP staple fiber unit	17,000	121.59
PVA unit	86,000	109.36

Our polyester units use technology from Kanebo Corporation of Japan and E.I. Dupont DeNemours & Co. Inc. (“Dupont”) of the United States. The polyester staple units use technology from Teijin of Japan and Jima of Germany as well as Chinese technology. The polyester filament units use technology from Murata Manufacturing Company Limited and Teijin Corporation of Japan, Barmag AG of Germany and Dupont. We produce polyethylene in three units, two LDPE units which use technology from Mitsubishi Petrochemical Corporation of Japan, West Germany BASF LDPE technology and one HDPE unit uses the Borstar bimodal polyethylene technology from Northern European Chemical Engineering Company.

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

Maintenance

We conduct a regular maintenance program on all production equipment. Maintenance is performed by Sinopec Group, as the successor to Sinopec, under a services agreement we signed with Sinopec in March 1998. In addition, we employ approximately 4,010 engineers, technicians and other personnel who are employed by the various production units to perform day-to-day maintenance and repair.

Transportation-Related Fixtures

Crude oil, our principal raw material, is transported by pipeline to the coast and then by oil tanker to the oil terminal wharf at Chenshan. Our products leave the factory by water, rail, road and pipeline. In 2003, approximately 68% of our products by sales volume were collected by customers from our premises, and we delivered the balance. Our major ethylene customer is supplied via a pipeline. Some of the products collected by customers were also transported using our facilities.

Wharfs

We own two chemical wharfs at Jinshan with four berths of 3,000, 5,000, 10,000 and 25,000 tons. We also own a connecting pipeline capable of loading up to approximately 1.4 million tons of chemical products annually onto ocean-going barges and ships. In 2003, products representing 52% of total sales volume were shipped from the wharf. We also have a facility to load ships and barges which use the region’s inland waterways. In 2003, products representing 14% of total sales volume were shipped from these facilities. We believes that we have a competitive advantage because a greater proportion of our products are shipped by water as opposed to rail and truck. Additionally, we own facilities for receiving crude oil and coal at docks that we own and transporting such materials by pipeline or conveyor to our production facilities.

We own an oil terminal wharf at Chenshan, Zhapu, Pinghu County, Zhejiang Province, which is comprised of two berths, each of which is capable of handling 45,000 ton vessels. Two 25 kilometer pipelines connect this oil terminal wharf with our facilities.

Rail

We own a railroad loading depot with an annual capacity of 500,000 tons. The depot provides access via a spur line to the national Chinese railway system. In 2003, products representing 3% of total sales volume were transported from the factory by rail. Our ability to transport products by rail is limited because of China’s overburdened railway system, the use of which remains strictly controlled and allocated by the Chinese government.

Capital Expansion Program

Our principal capital expansion projects for the near term are summarized in the table and further described below. In aggregate, we expect that total investment in the projects described will be approximately RMB1.9 billion (US$ 229.6 million) in 2004. This amount will be funded internally and by bank loans. In 2001, 2002 and 2003 we invested RMB4,358.18 million (US$ 526.5 million), RMB 2,404 million (US$ 290.4 million), and RMB 1,284.9 million ( US$ 155.2 million) respectively, in capital expansion projects.

Name of Project	Existing Rated Capacity (tons/year)	Added Rated Capacity (tons/year)	Percent Increase (%)	Expected Completion Date	Status
REFINING CAPACITY EXPANSION
No. 1 Distillation Unit Relocation and Renovation	2,800,000	5,200,000	185	2005	Under construction
EXPANSION OF NEW AND EXISTING DOWNSTREAM PRODUCTION FACILITIES
380,000-ton EG Unit	N/A	380,000	N/A	2005	Preliminary development
No. 1 Polyester Unit Technical Renovation	N/A	150,000	N/A	2005	Under construction
12,000-ton/year Terylene Industrial Filament Expansion Project	N/A	12,000	N/A	2004	Construction approved
400,000-ton/year PTA Unit Renovation	280,000	120,000	42	2004, 2005	Construction approved

OTHER PROJECTS
200MW Power Plant Expansion	325MW	2nd phase 100 MW	30	2005	Preliminary development
Acrylonitrile Unit Renovation	60,000	70,000	116	2003	Completed
Flue Gas Desulphurization (“FGD”)	N/A	N/A	N/A	2005	Preliminary development
Material transportation line between us and Secco	N/A	N/A	N/A	2004	Preliminary development

N/A – not applicable.

Refining Capacity Expansion Plans

To meet the requirements of the planned ethylene expansion and to increase our capability to meet demand for higher-margin petroleum products, we are expanding and renovating our oil refining facilities. The principal projects are:

•	Renovating our existing No. 1 atmosphere and vacuum distillation facility to increase the facility’s Rated Capacity from 2.8 million tons to 8.0 million tons. This renovation was commenced in 2003 and is expected to be completed by the end of 2004.

The completion of the project will enable us to meet the production capacity for feedstock needed for ethylene expansion and to increase overall production volume of petroleum products.

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

To increase production capacity for higher-margin products we:

•	will implement technical renovations on our No. 1 polyester unit to expand its production capacity, which is expected to be completed in 2004. At the same time, we will implement the 12,000-ton/year Terylene Industrial Long Fiber Expansion Project and increase the output of higher-margin synthetic fibers, which is expected to be completed in 2005. To meet the demand for feedstock of downstream polyester, we will implement renovations on the 400,000-ton/year PTA unit, which is expected to be completed in several phases in 2004 and 2005.

Other Projects

In order to adjust our capital expansion projects, the development of a crude oil pier and depot on Cezi Island at Zhoushan, near Shanghai has been acquired by Sinopec Corp. Furthermore, the first phase of our 200MW coal-fired power plant expansion has been completed and commence operation in the end of 2002. We plan to continue the construction of the second phase in our 100MW coal-fired power plant, which is expected to be completed and begin production before June 2006. To control and reduce the volume of sulphur dioxide emission to protect the environment, we plan to implement an FGD project with a capacity of 1 million cubic meter of flue gas per hour.

In addition to the foregoing projects, ongoing technological improvements and other small scale capital expansion projects, we are exploring expansion opportunities through acquisitions and other business combinations. We believe that acquisitions will become an increasingly important component of our expansion strategy.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

A. Operating Results.

General

Our financial performance has been affected by factors arising from operating in a planned economy which are beyond our control. However, with China’s WTO accession, the impact of these factors has gradually been decreasing.

In 2003, the world economy has gradually recovered from a recession. Although affected by the outbreak of Severe Acute Respiratory Syndrome, China’s economy continued to grow rapidly in 2003. Due to the rise in crude oil prices and increase in demand resulting from the general growth of the economy, both the prices and sales volumes of most of our major products increased significantly in 2003 compared with 2002. In addition, we continued to optimize our production and operation system, which resulted in an increase in the production and sales volumes of our major products and a decrease in the production costs of certain products. As a result, our performance in 2003 improved significantly as compared with 2002.

Critical Accounting Policies

The following discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We based our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, our management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

Our principal accounting policies are set forth in note 2 to our consolidated financial statements. The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. To enhance our readers’ understanding in our business activities, we have identified critical accounting policies. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Impairments

If circumstances indicate that the net book value of an asset or an investment may not be recoverable, the asset may be considered “impaired,” and an impairment loss may be recognized in accordance with IAS 36 “Impairment of Assets.” We review the carrying amounts of long-lived assets periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. We test these assets for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the estimated recoverable amount. The amount of impairment loss is the difference between the carrying amount of the asset before the reduction and the estimated recoverable amount. The recoverable amount is the greater of the estimated net selling price and the value in use. It is difficult to precisely estimate selling prices because quoted market prices for our assets are often not readily available. In determining the value in use, we discount cash flows that we expect the asset to generate to their present value. Determining cash flows that we expect an asset to generate requires significant judgment relating to the expected level of sales volume, selling prices and the amount of operating costs.

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

Provision for Doubtful Debts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make the required payments. Our provisioning is based on the aging of the trade debtor balance, customer credit-worthiness, and historical write-off experience. If the financial condition of our customers were to deteriorate, actual write-offs might be higher than expected.

Summary

The following table sets forth our sales volumes and net sales, net of sales taxes, for the years indicated, presented in accordance with IFRS:

	Years ended December 31,
	2001			2002			2003
	Net Sales			Net Sales			Net Sales
	Sales Volume (‘000 Tons)	(Millions of RMB)	% of Total	Sales Volume (‘000 Tons)	(Millions of RMB)	% of Total	Sales Volume (‘000 Tons)	(Millions of RMB)	% of Total
Synthetic Fibers	358.4	3,215.8	16.4	363.5	3,374.3	15.5	395.4	4,092.6	14.1
Resins and Plastics	917.6	5,635.7	28.7	1,146.8	6,440.7	29.6	1,389.8	8,864.3	30.6
Intermediate Petrochemicals	653.4	2,105.3	10.8	786.3	2,555.0	11.8	1,021.8	3,851.3	13.3
Petroleum Products	3,958.1	7,735.2	39.4	4,100.4	7,991.2	36.8	4,650.4	10,329.1	35.7
Trading and Others	—	925.8	4.7	—	1,361.8	6.3	—	1,805.2	6.3

Total	5,887.5	19,617.8	100.0	6,396.8	21,723.0	100.0	7,457.4	28,942.5	100.0

The following table sets forth a summary statement of income for the periods indicated:

	Years ended December 31,
	2001		2002		2003
	Millions of RMB	% of Net Sales	Millions of RMB	% of Net Sales	Millions of RMB	% of Net Sales
Net sales	19,617.7	100	21,722.9	100.0	28,942.7	100.0
Cost of sales	(18,803.0)	(95.8)	(19,853.9)	(91.4)	(26,396.2)	(91.2)

Gross profit	814.7	4.2	1,869.0	8.6	2,546.5	8.8
Selling and administrative expenses	(363.2)	(1.9)	(421.2)	(1.9)	(444.7)	(1.5)

Operating income	451.5	2.3	1,447.8	6.7	2,101.8	7.3
Other operating income	160.0	0.8	136.6	0.6	121.1	0.4
Other operating expenses	(217.3)	(1.1)	(154.8)	(0.7)	(216.5)	(0.7)
Share of (losses)/profits of associates	(20.6)	(0.1)	16.1	0.1	(24.0)	(0.1)
Net financing costs	(227.8)	(1.2)	(400.7)	(1.9)	(392.0)	(1.4)
Income before tax	145.8	0.7	1,045.0	4.8	1,590.4	5.5
Income tax	(1.2)	(0.0)	(84.5)	(0.4)	(145.1)	(0.5)

Income after tax	144.6	0.7	960.5	4.4	1,445.3	5.0
Minority interests	(28.6)	(0.1)	(44.2)	(0.2)	(43.6)	(0.2)

Net income	116.0	0.6	16.3	4.2	1,401.7	4.8

Results of Operations

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Net sales

Net sales increased by 33.2% to RMB28,942.7 million in 2003 from RMB21,722.9 million in 2002. This increase was primarily attributable to the increase in both price and sales volume of most of our major products resulting from the rise in crude oil price and increase in market demand. The net sales of synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products for 2003 increased by 21.3%, 37.6%, 50.7% and 29.3% respectively as compared with 2002.

i) Synthetic fibers

Net sales of synthetic fibers increased by 21.3% to RMB4,092.6 million in 2003 from RMB3,374.3 million in 2002, due to a 11.5% increase in their weighted average price and a 8.8% increase in their sales volume. Sales of synthetic fibers as a portion of total sales decreased from 15.5% in 2002 to 14.1% in 2003 primarily because the increase in sales volume of synthetic fibers was less than the increase in sales volume of resins and plastics and intermediate petrochemicals. There was a significant increase in the production capacity of resins and plastics and intermediate petrochemicals as a result of the fourth phase of our production capacity expansion program, or the Phase IV Project, being completed in 2002 and achieving full production capacity in 2003.

ii) Resins and plastics

Net sales of resins and plastics increased by 37.6% to RMB8,864.3 from RMB6,440.7 million in 2002, attributable to an increase of 13.6% in weighted average price and 21.2% in sales volume. Sales of resins and plastics as a portion of total sales slightly increased from 29.6% in 2002 to 30.6% in 2003 primarily because the increase in sales volume of resins and plastics was larger than the increase in sales volume of synthetic fibers and petroleum products. There was a significant increase in the production capacity of resins and plastics as a result of the Phase IV Project being completed in 2002 and achieving full production capacity in 2003.

iii) Intermediate petrochemicals

Net sales of intermediate petrochemicals increased by 50.7% to RMB3,851.3 million in 2003 from RMB2,555.0 million in 2002, due to an increase of 16.0% in weighted average price and 30.0% in sales volume. Sales of products in this segment as a portion of total sales increased from 11.8% in 2002 to 13.3% in 2003 primarily because the increase in sales volume of intermediate petrochemicals was larger than the increase in sales volume of synthetic fibers and petroleum products. There was a significant increase in the production capacity of intermediate petrochemicals as a result of the Phase IV Projects being completed in 2002 and achieving full production capacity in 2003.

iv) Petroleum products

Net sales of petroleum products increased by 29.3% to RMB10,329.1 million in 2003 from RMB7,991.2 million in 2002, due to an increase of 14.0% in weighted average price and 13.4% in sales volume. Sales of products in this segment as a proportion of total sales decreased slightly from 36.8% in 2002 to 35.7% in 2003 primarily because increase in sales volume of petroleum products was less than the increase in sales volume of resins and plastics and intermediate petrochemicals. There was a significant increase in the production capacity of resins and plastics and intermediate petrochemicals as a result of the Phase IV Projects being completed in 2002 and achieving full production capacity in 2003.

v) Trading and other activities

Revenues from trading and other activities increased by 32.6% from RMB1,361.8 million in 2002 to RMB1,805.3 million in 2003 primarily due to an increase in trading revenues of ethylene glycol from RMB451.9 million in 2002 to RMB999.8 million in 2003.

Our operating profit margin (the result of profit from operations divided by turnover) was 6.8% and 6.4% in 2003 and 2002, respectively. The increase of our operating profit margin in 2003 was primarily due to an increase in the net sales of our chemical and plastics products which are of a higher profit margin compared to our other products.

Cost of sales

Cost of sales increased by 33.0% from RMB19,853.9 million in 2002 to RMB26,396.2 million in 2003, primarily due to a significant increase in the sales volume of most of our major products. Cost of sales as a proportion of net sales slightly decreased from 91.4% in 2002 to 91.2% in 2003.

i) Crude oil

Processed crude oil volumes increased by 15.9% from 7.43 million tons in 2002 to 8.61 million tons in 2003. The weighted average cost of crude oil used to produce our own products per ton increased by 19.6% from RMB1,540.7 in 2002 to RMB1,843.2 in 2003. Total costs of crude oil used to produce our own products increased by 37.8% from RMB11,444.8 million in 2002 to RMB15,764.9 in 2003, accounting for 59.7% of the total costs of sales in 2003.

Due to the shortage of supply in domestic onshore crude oil, we have continuously increased our usage of imported crude oil to leverage the advantage of our coastal location. In 2003, we processed 6.71 million tons, 0.48 million tons, 0.04 million tons and 1.38 million tons, respectively, of imported crude oil, domestic offshore oil, domestic onshore oil from Daqing oilfield and domestic onshore oil from Shengli oilfield, at which the average processing costs are RMB1,876 per ton, RMB1,793 per ton, RMB1,744 per ton and RMB1,703 per ton, respectively.

ii) Other expenses

Expenses for other ancillary materials increased by 28.3% from RMB3,071.6 million in 2002 to RMB3,939.4 million in 2003. Depreciation increased by 16.7% from RMB1,585.8 million in 2002 to RMB1,850.0 million in 2003. The increase of depreciation was primarily due to an increase in amount of fixed assets resulting from completion of certain capital expenditure projects including, among others, Phase IV Projects.

Selling and administrative expenses

Selling and administrative expenses increased by 5.6% from RMB421.2 million in 2002 to RMB444.7 million in 2003 primarily due to an increase in transportation costs as a result of the increase in the sales volume of our major products in 2003.

Operating profit

Operating profit increased by 45.2% from RMB1,447.8 million in 2002 to RMB2,101.8 million in 2003 because net sales increased to a larger extent than cost of sales and selling and administrative expenses.

Other operating income

Other operating income decreased to RMB121.1 million in 2003 from RMB136.6 million in 2002.

Other operating expenses

Other operating expenses increased by 39.8% from RMB154.8 million in 2002 to RMB216.4 million in 2003 primarily due to the employee reduction expenses of RMB64.1 million incurred in 2003.

Net financing costs

Net financing costs slightly decreased from RMB400.7 million in 2002 to RMB 392.0 million in 2003 primarily due to lower interest expenses resulting from an increase in the foreign currency borrowings which generally bear a lower interest rate than Renminbi borrowings. The decrease was effectively offset by an increase in interest expenses resulting from the cessation of capitalization of interest expenses incurred for the financing of Phase IV Projects.

Profit before tax

Profit before tax increased by 52.2% from RMB1,045.0 million in 2002 to RMB1,590.4 in 2003 primarily because increase in operating profit more than offset decrease in other operating income and increase in other operating expenses.

Income tax

Income tax increased by 71.7% to RMB145.1 million in 2003 from RMB84.5 million in 2002. This increase was primarily due to a substantial increase in profit before tax. We continued to pay income tax at a preferential rate of 15% in 2003. This preferential rate was first applied to us under approval from Chinese tax authorities effective from January 1, 1993. According to a circular issued by the Ministry of Finance and the State Administration of Taxation, the first nine H-Share listed companies (including the Company) were permitted to pay income tax at a 15% tax rate for years in 1996 and 1997. In 1998, 1999, 2000, 2001, 2002 and 2003, the tax privilege was not revoked by the relevant government authorities. However, we cannot be sure whether the Ministry of Finance will maintain the 15% tax rate in 2004. During the year, we received a tax refund of RMB 92.2 million (2002: RMB 66.4 million) in respect of purchase of domestically manufactured equipment for technological improvement which partially offset the increase in income tax.

Profit after tax

Profit after tax increased by 50.5% from RMB960.5 million in 2002 to RMB1,445.3 million in 2003 primarily due to a significant increase in profit before tax.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Net sales

Net sales increased by 10.73% to RMB21,723 million in 2002 compared with RMB19,618 million in 2001. In 2002, the prices of most petrochemicals bottomed out and prices began to increase again with the recovery of the petrochemical industry while the production volumes and sales of our primary products grew by a great margin with the completion and commissioning of our Phase IV capital expansion project. The sales of synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products for 2002 increased by 1.40%, 24.84%, 20.37% and 3.59% respectively as compared with 2001.

i) Synthetic fibers

Net sales of synthetic fibers increased by 4.93% to RMB3,374.3 million in 2002 from RMB3,215.8 million in 2001, primarily due to a 3.47% and 1.4% increase, respectively, in their weighted average prices and sales volumes. Of synthetic fibers, the sales volume of polyester products increased at a great ratio due to capacity expansion in the polyester plant. Compared with 2001, our sales of acrylic fibers and staples experienced increases respectively of 23.89% and 29.25%. However, the sales of polyester staples and POY filaments declined by 2.19% and 36.12%, respectively.

In 2002, the proportion of synthetic fibers in the total sales decreased to 15.53%, or 0.86% less than 2001 as a result of production suspension and market conditions.

ii) Resins and plastics

Net sales of resins and plastics increased by 14.28% to RMB6,440.7 million against 2001. Its proportion of total sales slightly increased to 29.65%, or a 0.92% increase compared with 2001. This is primarily attributable to the completion and commissioning of such projects as our polyester resin plant renovation, the new 250,000-ton polyethylene plant and the 200,000-ton polypropylene plant. As a result, the total sales volumes of resins and plastics increased by 24.84%, and despite the weighted average price decreasing by 8.56%, sales increased . In 2002, sales volumes of resin chips, polyethylene and polypropylene grew, respectively, by 18.96%, 32.31% and 49.31%, with the average sales prices of resin chips and polypropylene increasing, respectively, by 5.73% and 0.78% and the same for PVA, polyethylene and polyethylene film decreasing by 18.92%, 11.38% and 13.09%, respectively.

iii) Intermediate petrochemicals

Net sales of intermediate petrochemicals increased by 21.37% to RMB2,555 million from RMB2,105.3 million in 2001, or 11.76% of total sales. The weighted average price increased slightly by 0.84%, and the sales volume grew by 20.33% against the previous year due to the completion and commissioning of the ethylene expansion and MEG renovation projects. Among intermediate petrochemicals, the average selling prices of ethylene, and MEG decreased, respectively, by 10.49% and 12.31% while the same for benzene and butadiene increased by 21.68% and 27.30%, respectively. The sales volumes of these products increased by 35.18%, 274.22%, 15.31%and 46.39% compared with 2001.

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

Net financing costs

Net financing costs rose from RMB227.8 million in 2001 to RMB400.7 million in 2002. This was mainly because upon the completion of construction projects, the Company ceased the capitalization of interest expenses arisen from the use of long term loan facilities from banks to finance the capital expenditure projects, which were then charged to current year’s finance costs.

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

B. Liquidity and Capital Resources.

Our primary sources of capital are operating cash flow and loans from unaffiliated banks. Our primary uses of capital are costs of goods sold, operating expenses and capital expenditures.

Working capital

As at December 31, 2003, our working capital (current assets minus current liabilities) deficit was RMB 457.6 million, an increase from RMB100.2 million in 2002. This increase in the deficit was attributable to our increased needs to finance working capital as a result of the growth of production. Although we need to pay close attention to our working capital and liquidity position, we do review it on a regular basis and have always been able to satisfy our short-term obligations through the refinancing of indebtedness and other measures. As of December 31, 2003, we had cash and cash equivalent of RMB1,840.4 million and total bank loans of RMB8,651.6 million. With our refinancing capability and cash generated from our operations, we believe that we have more than sufficient resources to meet our foreseeable working capital needs.

Cash flows provided from operating activities

Cash flow provided from operating activities increased by RMB478.7 million to RMB2,277.0 million in 2003 from 1,798.3 million in 2002. This increase in cash flow was primarily attributable to the following factors:

i) Profit before tax net of depreciation was RMB3,440.4 million in 2003 as compared with RMB2,630.8 million in 2002, which resulted in an increase in cash flow by RMB809.6 million.

ii) Increase in inventories led to a decrease in operating cash flow by RMB120.6 million in 2003 as compared with RMB503.8 million in 2002, due to the increase of the purchase costs of our stocked crude oil as compared between the end and the beginning of 2003 being less than the respective increase in 2002, which resulted in an increase in cash flow by RMB383.2 million.

iii) Increase in debtors, bills receivable and deposits led to a decrease in operating cash flow by RMB346.0 million in 2003 as compared with an increase in operating cash flow of RMB80.8 million in 2002 due to sales of more products in 2003, which resulted in a reduction of cash flow by RMB426.8 million.

iv) Decrease in trade creditors, other creditors and bills payable led to a decrease in operating cash flow by RMB478.8 million in 2003 as compared with RMB200.3 million in 2002 due to our payment of more payables in 2003, which resulted in a reduction in cash flow by RMB278.5 million.

v) Decrease in balances with parent companies and fellow subsidiaries led to a decrease in operating cash flow by RMB199.5 million in 2003 as compared with RMB 96.1 million in 2002, which resulted in a reduction in cash flow by RMB103.4 million.

Net cash used in investing activities

Net cash used in investing activities decreased by RMB999.2 million to RMB1,578.6 million in 2003 from RMB2,577.8 million in 2002 primarily due to a decrease of RMB1,119.4 million in capital expenditure as a result of the completion of most of the construction for the Phase IV project in 2002.

Cash flows (used in)/provided from financing activities

Cash flow used in financing activities was RMB518.7 in 2003 compared with a RMB988.1 million cash flow provided from financing activities in 2002. This change was primarily attributable to the increase in repayment of loans by RMB1,067.4 million and the payment of a dividend amounting RMB360 million in 2003.

Borrowings

Our borrowings as at December 31, 2003 increased by RMB188.4 million to RMB8,781.6 million from RMB8,593.2 million as at December 31, 2002. Short-term borrowings increased by RMB1,572.4 million to RMB5,574.7 million from RMB4,002.3 million in 2002 due to our increased demands for working capital as a result of the growth of production. Short-term loans were all at floating rates and denominated in Renminbi and United States Dollar. Long-term borrowings decreased by RMB1,384.1 million to RMB3,206.8 million in 2003 from RMB4,590.9 million in 2002 due to our reduced financing needs for capital expenditure after the completion of Phase IV Projects and other major capital expansion projects. Long term borrowings were fixed-rate loans in United States Dollar or Japanese Yen and floating-rate loans denominated in United States Dollar or Renminbi.

We managed to maintain our asset-liability ratio at what we consider to be a safe level by enhancing control over both liabilities, including bank borrowings, and financing risks through our treasury department. We generally do not experience any seasonality in borrowings. Rather, due to the planned nature of capital expenditures, long-term borrowings can be arranged comfortably in advance of expenditures while short-term borrowings are used to meet operational needs. The terms of our existing bank loans do not restrict our ability to pay dividends on our shares.

Debt-equity ratio

Our debt-equity ratio was 17.6% in 2003 compared to 24.7% in 2002. The ratio is computed by long-term borrowings divided by the sum of long-term borrowings and shareholders’ equity.

C. Research and Development, Patents and Licenses, etc.

We maintain a range of technology development units, including Petrochemical Research Institute, Fiber Research Institute and Technology Development Company, for research and development with respect to new technology, new products, production processes and equipment, downstream processing of petrochemical products, oil refining, chemical machinery, chemical technology, catalysts and environmental protection. Our research and development expenditures were RMB40.8 million in 2001, RMB84.0 million in 2002, and RMB101.2 million in 2003 representing approximately 0.2%, 0.4% and 0.3% of our total sales, respectively, in those years.

We are not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts or new production processes.

D. Trend Information

We believe that the ongoing global as well as domestic economic growth is set to provide the petrochemical industry with sound opportunities. According to the trends of the petrochemical market, there is little concern for oversupply as we are not aware of any major new facilities that will be commissioned in 2004 in China, Asia or globally. The positive economic environment is expected to provide a stimulus for rapid growth in the demand for petrochemical products. Prices of major chemical products are generally rising, in tandem with the growth cycle of the petrochemical market. However, prices of domestic petrochemical products will also be subject to increased uncertainties and risks, such as the abolition of import quota for petroleum products for state-owned trading companies, continuous import tax reductions for certain types of petrochemical products and changes in state policies regarding export rebates that affect petroleum products. As for market competition, major international players are gearing up their moves to tap the Chinese market amid industry restructuring on a global basis. Apart from posing direct competition against us in petroleum and petrochemical products, these international companies are characterized by large-scale investments across different sectors, full vertical integration and streamlined organization. Domestic companies are expected to face intense competition from their international counterparts as the China market becomes increasingly internationalized. In terms of the Company’s production operation, the Company’s production capacity will remain by and large the same, but the completion and operation of the Ningbo-Shanghai-nanjing oil pipe will bring about fundamental changes in the crude oil supply for the Company and lower transportation costs.

E. Off-balance Sheet Arrangements

As of December 31, 2003, our contingent liabilities amounted to RMB 129.1 million in respect of guarantees issued to banks in favor of our associated companies and other unlisted investments while such contingent liabilities as of December 31, 2002 was RMB345.3 million. Our guarantees issued to banks in favor of our associated companies, other unlisted investments companies and consolidating subsidiaries are limited to the respective share in equity interest held by us. Please refer to Note 23 to our consolidated financial statements for the detailed information of our guarantees and capital commitments.

F. Contractual Obligations and Commercial Commitments

The following table sets forth our obligations to make future payments under contracts and under contingent commitments effective as of December 31, 2003.

		As of December 31, 2003 Payment due by period
	Total (RMB’000)	Less than 1 year (RMB’000)	1-3 years (RMB’000)	4-5 years (RMB’000)	After 5 years (RMB’000)
Contractual obligations (1)
Short-term debt	4,575,588	4,575,588	—	—	—
Long-term debt	4,205,989	999,141	3,057,746	93,102	56,000

Total contractual obligations	8,781,577	5,574,729	3,057,746	93,102	56,000

Other commercial commitments(2)
Capital commitment	3,073,536	3,073,536	—	—	—

Total commercial commitments	3,073,536	3,073,536	—	—	—

(1)	Contractual obligations represent on-balance sheet contractual liabilities as of the balance sheet date.
(2)	Other commercial commitments represent potential cash outflows (as of the balance sheet date) which may result from contingent events.

G. Other Information

Employees

As at December 31, 2003, the number of our employees was 31,008.

Our staff costs for the year was RMB1,091 million.

Foreign Exchange Risks

Since we import our major raw materials (crude oil) mainly through Sinopec Corp, and also export a portion of our petroleum products through Sinopec Corp, a change in exchange rates will indirectly affect the prices of our raw materials and products which will have a discernible impact on our profitability. In addition, as discussed above, since a small part of our debts are denominated in foreign currencies, a change in the relevant exchange rates will affect the level of our financial expense which will also have an impact on our profitability.

Capital Expenditures

In 2003, our capital expenditures amounted to RMB1,284.9 million, representing a decrease of RMB1,119.4 million from RMB2,404.3 million in 2002. Our capital expenditure in 2001 was RMB4,358.2 million. The expenditures in 2003 were for projects including, among others, renovation of the processing equipment for crude oil with the high sulfur-content crude oil processing unit and acrylonitrile expansion project.

Project	Amount	Progress
	RMB’000
High sulphur-content crude oil processing unit	736,000	Completed
Acrylonitrile Expansion Project	325,000	Completed

Total	1,061,000

The estimated capital expenditure for 2004 is RMB1,900 million for the renovation of No. 1 atmosphere and vacuum distillation facility, expansion of rated capacity of PTA facility to 400,000 ton, 380,000 ton per year glycol project and other technological renovation projects.

Ethylene Joint Venture

Late in 2001, we established Secco, a Sino-foreign equity joint venture together with BP and Sinopec Corp. We own 20%, while BP and Sinopec Corp own 50% and 30%, of the equity interest of Secco, respectively. Secco was established to build and operate a 900,000 tons rated capacity ethylene manufacturing facility, to manufacture and market certain petrochemical products and their by-products, to provide related after-sales services and technical consultation with respect to such petrochemical products and by-products, and to engage in development of polymers application. Secco is expected to complete its construction in 2005. Secco’s total registered capital is US$901,440,964, of which we will provide the Renminbi equivalent amount of US$180,287,952. As of December 31, 2003, we paid approximately RMB637.7 million of the above sum. All of our contribution will be made before construction is completed in 2005.

We plan to fund our capital expenditures from operating cash flows and available bank loans.

Purchase, Sale and Investment

Except as disclosed in this report, during the year 2003, there was no material purchase or sale of our subsidiaries or associated companies or any other material investments.

Pledge of Assets

As of December 31, 2003, the net book value of our pledged fixed asses was RMB414.3million.

U.S. GAAP Reconciliation

The financial statements have been prepared in accordance with IFRS. IFRS vary in certain significant respects from U.S. GAAP. Information relating to the nature and effect of such differences is presented in Item 18. Financial Statements - Consolidated Financial Statements - Note 28. As a result of these differences and the effect after tax, our net income reported under U.S. GAAP was higher than net income reported under IFRS by RMB166.7 million in 2003, RMB208.3 million in 2002 and RMB184.1 million in 2001. Shareholders’ equity reported under U.S. GAAP was lower than shareholders’ equity reported under IFRS by RMB110.2 million as of December 31, 2003 and RMB277.0 million as of December 31, 2002.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management.

The following table sets forth certain information concerning our directors, executive officers and members of our supervisory committee (“Supervisory Committee”). Except for Chen Xinyuan and Zhou Yunnong, who were elected on June 18, 2003, all were elected on June 18, 2002. Each will serve a term of three years or until the election of their respective successors.

Name	Age	Position
Directors
Lu Yiping	58	Chairman of the Board of Directors
Xu Kaicheng	47	Director
Rong Guangdao	48	President; Director
Feng Jianping	50	Vice President; Director
Jiang Baoxing	58	Director
Li Weichang	50	Director
Liu Wenlong	63	External Director
Zhang Baojian	59	External Director
Chen Xinyuan	39	Independent Director
Gu Chuanxun	68	Independent Director
Wang Xingyu	59	Independent Director
Wang Yongshou	63	Independent Director

Other Executive Officers
Shi Wei	44	Vice President
Wu Haijun	41	Vice President
Yin Jihai	46	Vice President
Han Zhihao	52	Chief Financial Officer
Zhang Zhiliang	50	Vice President
Zhang Jingming	46	Secretary of the Company

Supervisory Committee
Du Chongjun	49	Chairman of the Supervisory Committee
Zhang Chenghua	48	Supervisor
Zhu Weiyan	55	Supervisor
Zhang Jianjun	52	External Supervisor
Lü Xiangyang	52	External Supervisor
Liu Xiangdong	52	Independent Supervisor
Zhou Yunnong	62	Independent Supervisor

Directors

Lu Yiping is our Chairman of the Board. Mr. Lu joined the Complex in 1974 and has held various positions, including Deputy Director and Director of the Acrylic Fiber Plant of the Complex. In April 1994 he was appointed Vice President responsible for sales and marketing, serving until October 1997, and in June 1995 he was appointed a Director of the Company. He was appointed President in October 1997 and Chairman of the Board in May 1999. From October 1993 to April 1994, Mr. Lu was a Deputy General Manager of JI. Between 1968 and 1974 Mr. Lu worked at the Shanghai No. 16 Yarn-dyed Fabric Mill. He has many years of experience in management of fabric production. In 1968 Mr. Lu graduated from the Textile Engineering Department of the Shanghai Textile Technical College. He is a senior engineer.

Xu Kaicheng is an assistant to the President of Sinopec Group. Mr. Xu joined the Complex in 1973. Prior to our establishment, Mr. Xu was the Secretary of the Communist Party Committee of the Plastics Plant of the Complex. He has considerable experience in large scale enterprise management and supervision and training of management and staff members. In 1991, he spent a year training at Mitsubishi Petrochemical Corporation in Japan. In June 1993, he became our Deputy Party Secretary. He graduated from the Shanghai Television University in 1987 majoring in management. In 1997 he received an MBA from the China Europe International Business School. He is a senior economist.

Rong Guangdao is our President. Mr. Rong joined the Complex in 1973 and has held various positions, including Deputy Director of the No.1 Chemical Plant and Deputy Director and Director of the Ethylene Plant. In April 1994 he was appointed a Vice President responsible for production and planning and in June 1995 he was appointed a Director. He was appointed President in October 2003. Mr. Rong has many years of experience in organizing and directing large scale petrochemical production and in company human resource development. In 1985 Mr. Rong graduated from the Automated Instrument Department of the Shanghai Petrochemical College for Workers and Staff Members. In 1997 he obtained an MBA from the China Europe International Business School. He is a senior engineer.

Feng Jianping is a Vice President responsible for production, equipment, safety, environment protection and diversification. Mr. Feng joined the Complex in 1976 and he has held various senior positions, including Deputy Director, Director of Vehicle Transportation of the Complex, Manager of the Sales Department, General Manager of the Sales and Supply Division and Deputy Chief Economist of the Company. In January 1996, Mr. Feng was appointed Vice President responsible for marketing and in June 1996, he was appointed a Director. He has considerable experience in operations management . Mr. Feng graduated from Shanghai Industry University in 1983 majoring in business management, and is a senior economist.

Jiang Baoxing has been the chairman of our Employee’s Trade Union since our establishment. Mr. Jiang joined the Complex in 1973 and held various positions including Party Secretary and Deputy President of the Thermal Power Plant of the Complex. Mr. Jiang became chairman of the Complex’s trade union in 1990 and in June 1993 he was appointed a Director. Mr. Jiang graduated from Shanghai Television University in 1988 majoring in management.

Li Weichang is a Deputy Secretary of our Communist Party Committee and was appointed a Director in June 1999. He joined the Complex in 1982 and has held various positions, including Deputy Director and Director of the Propaganda Division of the Complex, Deputy Secretary of the Communist Party Committee of the Shanghai College of Petrochemical Industry and Director of our Propaganda Division. In September 1998, Mr. Li was appointed a Deputy Secretary of our Communist Party Committee. In 1982, Mr. Li graduated from Wuhan University specializing in philosophy. He obtained a master’s degree at Shanghai Jiaotong University in 1995, majoring in Ideological and Political Education. Mr. Li is qualified with a senior technical title at professor level.

External Directors

Liu Wenlong is the Assistant to the President and Chief Economist of Sinopec Group. He was appointed a Director of the Company in June 1999. Mr. Liu has held various positions, including Director of the Designing Office, Deputy Director of the Liaison Office and Deputy Chief Engineer of Nanjing Refinery, Vice President of Jinling Petrochemical Company, the Director of the Planning and Finance Division of Sinopec and the Director of the Planning Division of Sinopec. Mr. Liu has acted as the Chief Economist of Sinopec since November 1992 and has concurrently held the position of the Director of the Planning Department of Sinopec Corp. and Sinopec Group since November 1996. As of April 1998, Mr. Liu has concurrently held the position of the Director of the Development and Planning Department of Sinopec Group, and has held the current position since February 2000. Mr. Liu has long been engaged in the management of petrochemical enterprises and he is familiar with planning, designing and management of petrochemical enterprises. Mr. Liu has a wealth of experience in enterprise planning and investment management. He is a qualified senior engineer with a master’s degree.

Zhang Baojian is the Deputy Chief Accountant and Director of the Finance and Planning Department of Sinopec Group, and he was appointed our Director in June 1999. Mr. Zhang has held various positions, including Director and Chief Accountant of the Finance Department of the Yueyang Petrochemical Complex, Chief Accountant of the Finance Department of Sinopec Group, Deputy Director and Director of the Finance Department of Sinopec and the Chairman of Sinopec Finance Company Limited. Mr. Zhang is experienced in financial management. He is a senior accountant at the professor level. Mr. Zhang is a qualified senior engineer with a bachelor’s degree.

Independent Directors

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

Gu Chuanxun is an independent director of the Company. Mr. Gu has held senior positions in Shanghai Tianyuan Petrochemical Factory and the Complex. He had been Vice President and President of the Complex prior to his retirement in 1988. Mr. Gu was elected Vice Mayor of Shanghai Municipality in 1988. From 1993, he has been serving as the Chairman of Changjiang Economic Joint Development Company engaged in investment in economic cooperation projects in Shanghai, Nanjing, Wuhan and Chongqing. He graduated from Huadong Petrochemical Institute in 1961 specializing in petrochemical machinery.

Wang Xingyu is a professor and the President of East China University of Science and Technology and was appointed our Independent Director in June 1999. Mr. Wang graduated from the Department of Mathematics of Fudan University in 1967 and received a Master’s degree in control theory from East China Normal University in 1982 and a Doctor’s degree in industrial automation from East China Institute of Chemical Technology in 1984. Mr. Wang specializes in the fields of automation, control optimization and intelligent controls. He has published numerous books and papers in these fields and is influential both in China and abroad.

Wang Yongshou is the Senior Economic Consultant of Shanghai Jinshan Industrial Investment Development Co., Ltd.. He was appointed our Director in June 1993. Mr. Wang joined the Complex in 1974 and he had been the Deputy Director and Director of the Plastics Plant of the Complex and became the Complex’s chief economist in 1990. Mr. Wang had been the Deputy General Manager of JI since our establishment. In 1997 he became the President of Shanghai Jinshan Industrial Investment Development Company. Mr. Wang has extensive experience in plastics production management. Mr. Wang graduated from Zhejing Petrochemical Institute in 1965 specializing in organic chemistry.

Supervisory Committee

The Company has a Supervisory Committee whose primary duty is to supervise senior management of the Company that includes the Board of Directors, managers and senior officers. The function of the Supervisory Committee is to ensure that senior management of the Company act in the interest of the Company, its shareholders and employees and does not perform acts which violate PRC law. The Supervisory Committee reports to the shareholders in the general meeting. The Articles of Association provide the Supervisory Committee with the right to investigate the business and the financial affairs of the Company and to convene shareholder’s meetings from time to time. The Supervisory Committee currently comprises seven members, two of whom are employee representatives and five of whom are external supervisors, including two independent supervisors.

Du Chongjun is a Deputy Secretary of the Communist Party Committee and the Secretary of the Communist Party Discipline Supervisory Committee, and was appointed the Chairman of the Supervisory Committee in June 1999. He joined the Complex in 1974 and has held various positions, including General Manager and Secretary of the Communist Party Committee of the Acrylic Fiber Plant of the Complex, General Manager and the Secretary of the Communist Party Committee of Shanghai Jinyang Acrylic Fiber Plant and General Manager of our Acrylic Business Division. Mr. Du has extensive experience in operation, management and internal supervision of large scale enterprises. He is a senior economist with a bachelor’s degree.

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

Lü Xiangyang is a Vice Director of the Auditing Bureau of Sinopec Group and was appointed our Supervisor in June 2002. He joined Qianguo Oil Refinery in 1970 and had held various positions there, including Deputy Director and Director of the Financial Department. He has served as the Deputy Director of the Production Auditing Division of the Auditing Department of Sinopec since 1992 and served as the Deputy Director of the Auditing Bureau of Sinopec and Sinopec Group since 1997. Mr. Lü

had also held positions as the Director of Production Auditing Department and Deputy Manager of Sinopec Huxia Auditing Company. He has rich experience in management in the fields of finance and auditing. He graduated in 1985 from the Xi’an College of Petroleum Industry and has the title of accountant.

Independent Supervisors

Liu Xiangdong is currently the President of Zhengda International Finance Corporation. He was appointed our independent supervisor in June 2000. Mr. Liu has held the positions of Planning and Credit Officer and Deputy Head of the Credit Division of the People’s Bank, Shanghai Hongkou District Branch. He has also been Deputy Chief and Chief of the Planning Department of the Industrial and Commercial Bank of China, Shanghai Branch. He became Chief Economist and concurrently the Director of the Planning Division of the Industrial and Commercial Bank of China, Shanghai Branch in August 1996. He has been Deputy Director of the Industrial and Commercial Bank of China, Shanghai Branch since October 1997, and held the current position from 2002. Mr. Liu is a veteran in the banking sector with abundant experience in management and other practical aspects of the business. He holds a master’s degree in Economics and the title of senior economist.

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

Han Zhihao is our Chief Financial Officer responsible for financial management. Mr. Han joined the complex in 1976 and has held various positions, including Deputy Director of the Vehicle Transportation Department, a Deputy Director and the Director of the Finance Department of the Complex, Director of the Company’s Finance Department and an Associate Chief Accountant. He was appointed our Chief Financial Officer in September 1998. Mr. Han graduated from Canberra University of Australia with an MBA degree, and is a qualified senior accountant.

Shi Wei is a Vice President of the Company. Mr. Shi joined the complex in 1982 and was appointed Assistant to the Manager of the Refining and Chemical Division in May 1996, Deputy Manager of Refining and Chemical Division in October 1997, Manager of the Environment Protection Division of the Company in March 1999, Secretary of the Communist Party Committee of the Refining and Chemical Division in April 2001, Manager of the Refining and Chemical Division in July 2002, and Vice President of the Company in October 2003. Mr. Shi has the experience on management of large enterprises and on organizing and leading production and management of a large petrochemical enterprise. Mr. Shi graduated from the Eastern China Petrochemical Institute specializing in oil refinery engineering in 1982, and completed the postgraduate course on business administration in Eastern China University of Science and Technology in 1998. He is a qualified senior engineer.

Zhang Zhiliang is a Vice President of the Company. Mr. Zhang joined the complex in 1977 and has held various positions, including Deputy Director and Director of the No. 1 Petrochemical Plant of the Company and Deputy Manager and Manager of our Refining and Chemical Division. Mr. Zhang was appointed Vice President of the Company in April 1997. He served as Director of the Company from June 1997 to October 2003. Mr. Zhang has many years of experience in organizing and leading petrochemical production and construction of petrochemical projects. Mr. Zhang graduated from Fudan University in 1977 majoring in polymer chemistry and completed the postgraduate course on industry economics in Shanghai Institute of Social Sciences in June 2001. He is a qualified senior engineer.

Zhang Jingming is the Secretary of the Board and the Director of the Secretariat Office to our Board of Directors and is a qualified senior economist. In 1995, Mr. Zhang received an MBA from the University of Hull in the UK. Mr. Zhang joined the Complex in 1978. Mr. Zhang has held various positions including Project Manager and Deputy Director of the International Department and our representative in Hong Kong. Mr. Zhang is fluent in English with special expertise in interpretation and translation of petrochemical engineering documents. Mr. Zhang participated in the technology exchange and agreement negotiation of the Complex’s Phase II & III projects.

B. Compensation.

The aggregate amount of cash compensation we paid to our directors, supervisors and executive officers during the year ended December 31, 2003 was approximately RMB 2.5 million (US$ 0.3 million). In addition, directors and supervisors who are also officers or employees receive certain other benefits-in-kind, such as subsidized or free health care services, housing and transportation, which large Chinese enterprises customarily provide to their employees.

In 2003, the aggregate emoluments of the three of our highest paid directors were RMB 622,406 (US$75,200), and the aggregate emoluments of the three of our highest paid executive officers were RMB 445,860 (US$53,869). In 2003, our independent directors did not receive any allowance or emoluments. Other directors and supervisors that did not receive any emoluments or allowance from us are: Li Weichang, Liu Wenlong, Zhang Baojian, Chen Xinyuan, Zhang Jianjun, Lü Xiangyang, Zhou Yunnong and Liu Xiangdong. In 2003, the number of directors, supervisors or executive officer that received emoluments below RMB 150,000 (US$18,123), between RMB 150,000 (US$18,123) and RMB 200,000 (US$24,164) and between RMB200,000 (US$24,164) and RMB 250,000 (US$30,205) are 6, 8 and 2, respectively.

C. Board Practices.

Board of Directors

All of our current directors were elected on June 18, 2002 and each will serve a term of three years or until the election of their respective successors. None of our directors or supervisors have entered into any service contract with us or any of our subsidiaries providing for benefits upon termination of employment.

Supervisory Committee

The board of supervisors are to supervise our directors and our senior officers and prevent them from abusing their positions and powers or infringing our rights and interests or those of our shareholders or employees. The board of supervisors has no power over the decisions or actions of our directors or officers except to compel them to correct any act harmful to our interests. The board of supervisors is currently composed of seven members appointed for a three year term. It has the right to attend meetings of our board of directors, inspect our financial affairs and perform other supervisory functions.

Audit Committee

Pursuant to Paragraph 14 of the Code of Best Practice set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Ltd, we formed an audit committee on June 15, 1999 which consists of two directors, Wang Xingyu and Wang Yongshou. The principal duty of the audit committee is to review and supervise our financial reporting process and internal controls. The members of the audit committee will hold office for the same term as directors.

Remuneration Committee

We formed a remuneration committee on December 25, 2001 which consists of three directors, Gu Chuanxun, Wang Yongshou and Rong Guangdao. The operating rules for the remuneration committee are still in the process of formulation.

D. Employees.

As of December 31, 2003, we had 31,008 employees.

The following table shows the approximate number of employees we had at the end of our last three years by the principal business function they performed:

	December 31,
	2003	2002	2001
Management	2,751	2,962	3,348
Engineers, technicians and factory personnel	22,423	23,293	23,048
Accounting, marketing and other	5,834	5,234	5,685
Total	31,008	31,489	32,081

Approximately 19.27% of our work force graduated from university or technical colleges. In addition, we offered our employees opportunities for education and training based upon our development and actual performance of the employees.

We have completed implementing a system of labor contracts. The contract system imposes discipline, provides incentives to adopt better work habits and gives us greater management control over our work force. We believe that by linking remuneration to productivity the contract system has also improved employee morale. As of December 31, 2003, almost all of the work force was employed under labor contracts which specify the employee’s position, responsibilities, remuneration and grounds for termination. The contracts generally have terms of five years and may be renewed with the agreement of both parties. The personnel who have worked in SPC for over ten years may enter into labor contracts with an indefinite term. Since 1999, we have reduced our workforce by over 8,000.

We have a trade union that protects employees’ rights, aims to assist in the fulfillment of our economic objectives, encourages employee participation in management decisions and assists in mediating disputes between us and union members. We have not been subject to any strikes or other labor disturbances which have interfered with our operations, and we believe that our relations with our employees are good.

Total remuneration of our employees includes salary and bonuses. Employees also receive certain benefits in terms of housing, education and health services that we subsidize, and other miscellaneous subsidies. In 2003, we paid RMB1,091 million in employment costs.

In compliance with Shanghai regulations, we and our employees participate in a defined contribution government pension scheme under which all employees upon retirement are entitled to receive pensions. Pursuant to government regulations, we established a supplementary defined contribution retirement scheme for all employees in 1995. This scheme provides for a supplementary pension funded by voluntary payments by employees that are matched by payments we make. Each year’s level of matching payments is based upon our profitability and the employee’s performance and attitude. The supplementary pension is intended to provide a further incentive to employees.

In 1996, government directives required us to provide to eligible employees the opportunity to purchase housing that we had previously provided to them through JI. As of December 31, 1996, eligible employees, for a minor amount of consideration, had acquired 80.0% of our staff dormitories, the rights to which had previously been held in part by us and in part by JI. The net book value of the rights we previously held represents the original cost of the rights, which were established through arm’s length negotiations between us and JI, minus depreciation. We determined to write-off the value of these rights acquired by our employees, resulting in 1996 in an operating expense in the amount of RMB160.7 million (US$19.4 million) charged to our consolidated statements of income. After the write-off, the balance of the housing which had not been acquired by eligible employees had a net book value of approximately RMB48.0 million (US$5.8 million). In 1999 we incurred similar charges of RMB155 million (US$18.7 million). The housing reform policy ceased in 2000 pursuant to government directives.

We do not carry worker’s compensation or other similar insurance. However, all employees (both contract and non-contract employees) who are unable to work due to illness or disability, whether or not such illness or disability is job-related, will continue, based on seniority, to receive most or all of their base salary and certain subsidies (but not bonuses) throughout the period of their absence, subject to certain time limitations. Employees who are unable to work due to job-related illnesses or disabilities will receive certain additional compensation from us. The compensation varies depending on the severity of the illness or disability. Structural changes being implemented by the Chinese and Shanghai governments and our own implementation of joint stock limited company accounting and financial principles may result in certain adjustments of the funding, management and payment methods for these types of worker’s compensation arrangements over time.

E. Share Ownership.

The following table shows the interests of our Directors, Supervisors and senior officers in our shares as of December 31, 2003 and the net change since January 1, 2003. All shares indicated were A shares and represented the personal interests of the relevant persons. In each case, they represent less than 1% of the outstanding A shares. No change in shareholdings occurred. Except as disclosed below, none of the Directors, Supervisors or senior officers or their associates had any beneficial interest in our issued share capital in 2003.

Name	Position	Shares held at December 31, 2003	Net change
Lu Yiping	Chairman	3,600	No change
Xu Kaicheng	Director	3,600	No change
Rong Guangdao	Director and President	3,600	No change
Feng Jianping	Director and Vice President	3,600	No change
Jiang Baoxing	Director	3,600	No change
Li Weichang	Director	1,000	No change
Liu Wenlong	External Director	0	No change
Zhang Baojian	External Director	0	No change
Wang Yongshou	Independent Director	3,600	No change
Gu Chuanxun	Independent Director	0	No change
Wang Xingyu	Independent Director	0	No change
*Chen Xinyuan	Independent Director	0	No change
Du Chongjun	Chairman of Supervisory Committee	1,000	No change
Zhang Chenghua	Supervisor	0	No change
Zhu Weiyan	Supervisor	0	No change
Zhang Jianjun	External Supervisor	0	No change
Lü Xiangyang	External Supervisor	0	No change
Liu Xiangdong	Independent Supervisor	0	No change
Zhou Yunnong	Independent Supervisor	0	No change
*Zhang Zhiliang	Vice President	1,500	No change
Wu Haijun	Vice President	1,500	No change
Yin Jihai	Vice President	0	No change
Han Zhihao	Chief Financial Officer	0	No change
Shi Wei	Vice President	0	No change
Zhang Jingming	Company Secretary	0	No change

*	Zhang Zhiliang resigned as a director on June 18, 2003. Chen Xinyuan then became an Independent Director on the same day.

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

The table below sets forth information regarding ownership of our capital stock as of May 31, 2004 by (i) all persons who we know own more than five percent of our capital stock and (ii) our officers and directors as a group. We are not aware that any such shareholder had voting rights different from those indicated by the table below.

Title of Class	Identity of Person or Group	Number of Shares Held	Percent of Total Share Capital
Domestic Shares	China Petroleum & Chemical Corporation	4,000,000,000	55.56%
H Shares	HKSCC nominees Ltd.	1,915,023,857	26.60%
A Shares	Directors and Officers	32,200	less than 1%

As of May 31, 2004, a total of 2,330,000,000 H Shares were outstanding. As of May 28, 2004, a total of 3,015,882 ADSs, representing the equivalent of 301,588,200 H Shares, were outstanding and held by 127 holders of record. A total of 720,000,000 A Shares were also outstanding on May 28, 2004.

B. Related Party Transactions.

Intercompany service agreements

Prior to its dissolution, JI provided machinery maintenance, transportation, medical care, technical training and other services to us, and we provided public utility services, such as water, electricity and steam, to JI. Following the dissolution of JI in August 1997 and the transfer of its subsidiaries to Sinopec, the services agreement between us and JI was terminated. In March 1998, we entered into a new services agreement with Sinopec to replace the terminated services agreement. The new services agreement contains the same terms and conditions as those contained in the previous services agreement and the services are to be provided either at market prices or prices set by governmental authorities. Those services are currently provided by Sinopec Group. See Item 4A. Information on the Company – History.

In August 1997, we entered into a three-year agreement (the “Agreement”) with Sinopec for the management of six subsidiaries (the “Subsidiaries”) formerly held under and managed by JI and which provided services and products to us as required by the previous services agreement between us and JI. Following the dissolution of JI in August 1997, the Subsidiaries became subsidiaries of Sinopec and are now directly controlled by Sinopec Group. Under the Agreement, we have agreed to manage the production, operation and labor and employment matters of the Subsidiaries. We estimate the total management fee we receive, which is calculated on a cost basis, to be approximately RMB500,000 (US$60,406) to RMB600,000 (US$72,487) each year. We deduct these fees from the amounts payable to the Subsidiaries for their provision of services and products to us pursuant to the new services agreement referred to above.

Business-related dealings

We have entered into transactions with each of Sinopec Corp, Sinopec Group and its predecessor, Sinopec, JI and their respective affiliated entities, all of which are our affiliates, and will continue to enter into transactions with each of Sinopec Corp, Sinopec Group and their affiliated entities. Transactions with Sinopec Corp and its affiliated entities include the allocation of crude oil and certain raw materials, the exclusive sale of our acrylic fibers production, and the sale of certain of our products pursuant to the State Plan.

Ethylene Joint Venture

Late in 2001, we established Secco, a Sino-foreign equity joint venture, together with BP and Sinopec Corp. We own 20%, while BP and Sinopec Corp own 50% and 30%, respectively. Secco was established to build and operate a 900,000 tons rated capacity ethylene petrochemical manufacturing facility, to manufacture and market ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatics and by-products, to provide related after-sales services and technical advice with respect to such petrochemical products and by products, and to engage in polymers application development. Secco is expected to complete construction in 2005. Secco’s total registered capital is US$901,440,964, of which we will provide the Renminbi equivalent of US$180,287,952. As of December 31, 2003, we paid approximately RMB637.7 million of the above sum. All of our contribution will be made before construction is completed in 2005.

HKSE Connected Transactions Waivers

The HKSE has granted two waivers from HKSE requirements that would require us to seek advance shareholder approval for transactions with related parties.

Transactions under the State Plan – Transactions entered into pursuant to the State Plan are exempt, provided that we disclose them to shareholders in our next annual report filed in Hong Kong (“HK Annual Report”).

Transactions with Sinopec Corp – The HKSE has confirmed that transactions with Sinopec Corp or its associates which were previously carried out with Sinopec and its associates and were covered by the waivers, continue to be exempt following the reorganization of Sinopec on the basis that there is no change in our ultimate controlling shareholder, provided that we satisfy the following conditions (such transactions will include transactions with Sinopec Group since Sinopec Group is the controlling company of Sinopec Corp):

•	we disclose details of the transactions to shareholders in our next HK Annual Report,

•	our independent non-executive directors certify in our next HK Annual Report that the transactions have been entered into (1) in the ordinary course of business of the relevant companies, (2) on normal commercial terms or on terms that are fair and reasonable so far as our shareholders are concerned and (3) the transactions have been entered into either in accordance with the terms of the agreement governing them or, where there is no such agreement, on terms no less favorable than terms available to third parties,

•	we provide a copy of the HKSE’s waivers letter to our auditors and draw their attention to the requirements, and

•	our auditors review the transactions each year

If, however, disclosure of any such transactions is necessary to enable investors to appraise our position or to avoid the establishment of a false market in our shares or if such transactions may have any material effect on the trading of our shares on the HKSE, we are required to disclose the relevant transaction to the HKSE as soon as practicable. The expression “ordinary course of business” will be determined in the context of the actual business of the relevant company and the expression “normal commercial terms” will be applied by reference to transactions of a similar nature and to be made by similar entities within China or, in the absence of available comparison, by reference to our history and pattern of dealings. Please also see Note 25 to our consolidated financial statements included in Item 18. Financial Statements.

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

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

Consolidated Financial Statements.

Please see Item 18. Financial Statements.

Other Financial Information

Export Sales

In 2003, export sales accounted for RMB1,506.0 million (US$182.0 million) or 5.2% of our total net sales.

Litigation

Neither we nor any of our subsidiaries is a party to, nor is any of our or their property the subject of, any legal or arbitration proceedings which may have significant effects on our financial position or profitability. We are not aware of any litigation or arbitration proceedings in which any of our directors, any member of our senior management or any of our affiliates is an adverse party or has a material adverse interest.

Dividend Policy

Our board of directors may propose dividend distributions subject to the approval of the shareholders. The Articles of Association also provide that, unless the shareholders otherwise resolve, our board of directors is authorized in advance to distribute interim dividends each year up to 50% of our distributable profits. Shareholders receive dividends proportional to their shareholding.

The Articles of Association require that cash dividends and other distributions in respect of H shares be declared in Renminbi and paid by us in Hong Kong dollars while cash dividends and other distributions of the domestic shares shall be paid in Renminbi. If we record no profit for the year, we may not distribute dividends for the year.

We expect to continue to pay dividends, although there can be no assurance as to the particular amounts that might be paid from year to year. Payment of future dividends will depend upon our revenue, financial condition, future earnings and other factors. See Item 5. Operating and Financial Review and Prospects. See also Item 3. Key Information – Selected Financial Data – Dividends.

B. Significant Changes.

No significant change has occurred after the date of the financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING.

A. Offer and Listing Details

Set forth below is certain market information relating to our H Shares and ADSs for the periods indicated.

	Price per H Share		Price per ADS
	(HK$)		(US$)
	High	Low	High	Low
1999	1.97	0.51	24.69	7.00

2000	1.50	0.67	18.56	9.00

2001	1.35	0.52	17.15	7.00

2002	1.28	0.69	15.61	8.74

2003	3.45	1.70	46.26	14.35

2002
First Quarter	1.21	0.69	15.18	8.74
Second Quarter	1.28	1.01	15.61	12.58
Third Quarter	1.21	0.85	14.61	10.38
Fourth Quarter	1.28	0.77	15.37	9.49

2003
First Quarter	1.46	1.10	18.98	14.35
Second Quarter	1.69	1.08	20.94	14.55
Third Quarter	1.93	1.44	24.99	18.73
Fourth Quarter	3.45	1.63	46.26	21.50

Most Recent Six Months
December, 2003	3.45	2.50	46.26	33.98
January, 2004	3.78	2.93	49.36	37.79
February, 2004	3.93	3.08	50.30	41.48
March, 2004	3.88	3.30	49.00	44.18
April, 2004	4.08	2.50	53.12	32.67
May, 2004	2.73	1.86	35.00	25.09

B. Plan of Distribution

Not applicable.

C. Markets

The principal trading market for our H Shares is the HKSE. The ADSs, each representing 100 H Shares, have been issued by The Bank of New York as depositary under a Deposit Agreement with us and are listed on the NYSE under the symbol “SHI.” We have also listed our A Shares on the Shanghai Securities Exchange. Prior to our initial public offering and subsequent listings on the HKSE and NYSE on July 26, 1993, there was no market for our H Shares or the ADSs. Public trading in our A Shares commenced on November 8, 1993.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association.

The following is a summary based upon provisions of our Articles of Association as currently in effect, the Company Law of the People’s Republic of China (1993) and other selected laws and regulations applicable to us. You should refer to the text of the Articles of Association and to the texts of applicable laws and regulations for further information.

Our total registered capital is 7,200,000,000 ordinary shares, of which 4,870,000,000 are domestic shares and 2,330,000,000 H shares. Our Articles of Association provide, at article 12, that our purpose is:

•	to build and operate a diversified industrial companies which will be one of the world’s leading petrochemical companies;

•	to promote the development of the petrochemical industry in China through the production of a broad variety of outstanding products; and

•	to practice advanced, scientific management and apply flexible business principles, and to develop overseas markets for our products so that we and our shareholders receive reasonable economic benefits.

Our scope of business is limited to matters approved by Chinese authorities. Article 13 provides that our primary business scope includes:

•	refining crude oil, a wide range of petroleum products, petrochemical products, basic organic chemicals, synthetic fibers and monomers, plastic products, polyester fibers and yarns, raw materials for knitting and textile products and finished products; and

•	production and operation of industrial fuels, production and operation of other by-products and refining and processing of platinum metals.

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

Sources of Shareholders’ Rights

China’s legal system is based on written statutes and is a system in which decided legal cases have little precedent value. China’s legal system is similar to civil law systems in this regard. In 1979, China began the process of developing its legal system by undertaking to promulgate a comprehensive system of laws. In December 1993, the Standing Committee of the 8th National People’s Congress adopted the Chinese Company Law. Although the Chinese Company Law is expected to serve as the core of a body of regulatory measures, which will impose a uniform standard of corporate behavior on companies and their directors and shareholders, only a limited portion of this body of regulatory measures has so far been promulgated.

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

Enforceability of Shareholders’ Rights

There has not been any public disclosure in relation to the enforcement by holders of H shares of their rights under constitutive documents of joint stock limited companies or the Chinese Company Law or in the application or interpretation of the Chinese or Hong Kong regulatory provisions applicable to Chinese joint stock limited companies.

In most states of the United States, shareholders may sue a corporation “derivatively”. A derivative suit involves the commencement by a shareholder of a corporate cause of action against persons who have allegedly wronged the corporation, where the corporation itself has failed to enforce the claims directly. This would include suits against corporate officers, directors, or controlling shareholders. This type of action is brought based upon a primary right of the corporation, but is asserted by a shareholder on behalf of the corporation. Because the right to sue derivatively is not available under Chinese law, our shareholders may have to rely on other means to enforce the rights of shareholders, such as through administrative proceedings.

Our Articles of Association provide that all differences or claims

•	between a holder of H shares and us;

•	between a holder of H shares and any of our directors, supervisors, manager or other senior officers; or

•	between a holder of H shares and a holder of domestic shares,

involving any right or obligation provided in the Articles of Association, the Chinese Company Law or any other relevant law or administrative regulation which concerns our affairs must, with some exceptions, be referred to arbitration at either the China International Economic and Trade Arbitration Commission in China or the Hong Kong International Arbitration Center. Our Articles of Association also provide that the arbitration will be final and conclusive. On June 21, 1999, an arrangement was made between Hong Kong and China for the summary mutual enforcement of each other’s arbitration awards in a manner consistent with the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards and pre-handover practice. This new arrangement was approved by the Supreme Court of China and the Hong Kong Legislative Council, and became effective on February 1, 2000.

All of our directors and officers reside outside the United States (principally in China) and substantially all of our assets and of those persons are located outside the United States. Therefore, you may not be able to effect service of process within the United States against any of those persons. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts within the United States or most other countries that are members of the Organization for Economic Cooperation and Development. This means that administrative actions brought by regulatory authorities such as the Securities and Exchange Commission, and other actions which result in foreign court judgments could only be enforced in China if the judgments or rulings do not violate the basic principles of the law of China or the sovereignty, security and social public interest of the society of China, as determined by a People’s Court of China which has jurisdiction for recognition and enforcement of judgments. We have been advised by our Chinese counsel, Haiwen & Partners, that there is doubt as to the enforceability in China of any actions to enforce judgments of United States courts arising out of or based on the ownership of our H shares or ADSs, including judgments arising out of or based on the civil liability provisions of United States federal or state securities laws.

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

As provided in our Articles of Association, we may refuse to register a transfer of H shares without providing any reason unless:

•	any relevant transfer fee and stamp duty is paid;

•	the instrument of transfer is accompanied by the share certificates to which it relates and any other evidence reasonably required by our board to prove the transferor’s right to make the transfer;

•	there are no more than four joint holders as transferees; and

•	the H shares are free from any lien of ours.

Additionally, no transfers of shares may be registered within the 30 days prior to a shareholders’ general meeting or within five days before we decide on the distribution of dividends.

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

Dividends may only be distributed, however, after allowance has been made for:

•	recovery of losses, if any;

•	allocations to the statutory common reserve fund;

•	allocations to the statutory public welfare fund;

•	payment of dividends on any preference shares we issue in the future; and

•	allocations to a discretionary common reserve fund.

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

Dividend payments may be subject to Chinese withholding tax. See Item 10. Additional Information – Taxation.

Voting Rights and Shareholders’ Meetings

Our board of directors must convene a shareholders’ annual general meeting once every year within six months from the end of the preceding financial year. Our board must convene an extraordinary general meeting within two months of the occurrence of any one of the following events:

•	where the number of directors is less than 10, two-thirds of the number specified in our Articles of Association;

•	if the number of directors is less than five, a number stipulated in the Chinese Company Law;

•	where our unrecovered losses reach one-third of the total amount of our share capital;

•	where shareholder(s) holding 10% or more of our issued and outstanding voting shares request(s) in writing; or

•	whenever our board deems necessary or our board of supervisors so request.

Meetings of a special class of shareholders must be called in specified situations when the rights of the holders of that class of shares may be varied or abrogated, as discussed below. Resolutions proposed by our Supervisory Committee or shareholder(s) holding 5% or more of the total number of voting shares shall be included in the agenda for the relevant annual general meeting if they are matters which fall within the scope of the functions and powers of shareholders in general meeting.

All shareholders’ meetings must be convened by our board by notice given to shareholders by personal service, mail or announcement in the newspaper not less than 45 days before the meeting. Based on the written replies we receive 20 days before a shareholders’ meeting, we will calculate the number of voting shares represented by shareholders who have indicated that they intend to attend the meeting. We can convene the shareholders’ general meeting if the number of voting shares represented by those shareholders is more than one-half of our total voting shares, regardless of the number of shareholders who actually attend the meeting. Otherwise, we shall, within five days, inform the shareholders again of the motions to be considered and the date and venue of the meeting by way of public announcement. After the announcement is made, the shareholders’ meeting may be convened. Our accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, a shareholder will not invalidate the proceedings at that shareholders’ meeting. However, an extraordinary shareholders meeting cannot conduct any business not contained in the notice of meeting.

Shareholders at meetings have the power, among other things, to decide on our operational policies and investment plans, to approve or reject our proposed annual budget, approve or reject our profit distribution plans, an increase or decrease in share capital, the issuance of debentures, our merger or liquidation and any amendment to our Articles of Association. Shareholders also have the right to review any proposals by a shareholder owning 5% or more of our shares. In general, holders of H shares and domestic shares vote together as a single class at all meetings and on all matters. However, the rights of a class of shareholders may not be varied or abrogated, unless approved by both a special resolution of all shareholders at a general shareholders’ meeting and by a special resolution of shareholders of that class of shares at a separate meeting. Our Articles of Association specify, without limitation, that the following amendments would be deemed to be a variation or abrogation of the rights of a class of shareholders:

•	increasing or decreasing the number of shares of a class or of a class having voting or distribution rights or privileges equal or superior to that class;

•	removing or reducing rights to receive dividends in a particular currency;

•	creating shares with voting or distribution rights superior to shares of that class;

•	restricting or adding restrictions to the transfer of ownership of shares of that class;

•	allotting and issuing rights to subscribe for, or to convert into, shares of that class or another class;

•	increasing the rights or privileges of any other class; or

•	modifying the provision of our Articles of Association that specifies which amendments would be deemed a variation or abrogation of the rights of a class of shareholder.

For votes on any of these matters, or any other matter that would vary or abrogate the rights of the domestic shares or H shares, the holders of domestic shares and H shares are deemed to be separate classes and vote separately. However, “Interested Shareholders” are not entitled to vote at class meetings. The meaning of “Interested Shareholder” depends on the proposal to be voted on at the class meeting:

•	If the proposal is for us to repurchase our shares either from all shareholders proportionately or by purchasing share on a stock exchange, an “Interested Shareholder” is our controlling shareholder;

•	If the proposal is for us to repurchase our shares from a shareholder by a private contract, an “Interested Shareholder” is the shareholder whose shares would be repurchased;

•	If the proposal is for our restructuring, an “Interested Shareholder” is any shareholder that has an interest in the restructuring different from the other shareholders of the class or who bears a burden under the proposed restructuring that is less than proportionate to his shareholdings of the class.

Our Articles of Association specifically provide that an issue of up to 20% of domestic and H shares would not be a variation or abrogation of the rights of domestic shareholders or H shareholders, therefore, separate approval of the domestic shareholders or H Shareholders would not be required.

Each share is entitled to one vote on all matters submitted to a vote of our shareholders at all shareholders’ meetings, except for meetings of a special class of shareholders where only holders of shares of the affected class are entitled to vote on the basis of one vote per share of the affected class.

Shareholders are entitled to attend and vote at meetings either in person or by proxy. Proxies must be in writing and deposited at our residence, or any other place specified in the meeting notice, not less than 24 hours before the time for holding the meeting at which the proxy proposes to vote or the time appointed for the passing of the relevant resolution(s). When the instrument appointing a proxy is executed by the shareholder’s attorney-in-fact, the proxy when deposited must be accompanied by a notarially certified copy of the relevant power of attorney or other authority under which the proxy was executed.

Except for those actions discussed below, which require supermajority votes, or special resolutions, resolutions of the shareholders are passed by a simple majority of the voting shares held by shareholders who are present in person or by proxy. Special resolutions must be passed by more than two-thirds of the voting rights represented by shareholders who are present in person or by proxy.

The following decisions must be adopted by special resolution:

•	an increase or reduction of our share capital or the issue of shares of any class, warrants and other similar securities;

•	the issue of our debentures;

•	our division, merger, dissolution and liquidation;

•	amendments to our Articles of Association; and

•	any other matters considered by the shareholders in a general meeting and which they have resolved by way of an ordinary resolution to be material and should be adopted by special resolution.

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

In addition to obligations imposed by laws, administrative regulations or the listing rules of the stock exchanges on which our shares are listed, the Articles of Association place on each of our directors, supervisors, manager and any other senior officers a duty to each shareholder, in the exercise of our functions and powers entrusted to them:

•	not to cause us to exceed the scope of business stipulated in our business license;

•	to act honestly in what he considers our best interests;

•	not to expropriate our assets in any way, including (without limitation) usurpation of opportunities which may benefit us; and

•	not to expropriate the individual rights of shareholders, including (without limitation) rights to distributions and voting rights, except according to a restructuring which has been submitted to the shareholders for their approval in accordance with the Articles of Association.

Our Articles of Association further place on each of our directors, supervisors, manager and other senior officers:

•	a duty, in the exercise of their powers and discharge of their duties, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

•	a fiduciary obligation, in the discharge of his duties, not to place himself or herself in a position where his or her interests may conflict with his or her duty to us; and

•	a duty not to cause a person or an organization related or connected to him or her in specified relationships to do what they are prohibited from doing.

We pay all expenses that our directors incur for their services as directors. Directors also receive compensation for their services under service contracts that are negotiated by the supervisory committee and approved by the shareholders.

Subject to the stipulations of relevant laws and regulations, the shareholders in a general meeting may by ordinary resolution remove any director before the expiration of his term of office. Except for the restrictions placed on controlling shareholders, discussed below, our shareholders in general meeting have the power to relieve a director, supervisor, manager or senior officer from liability for specific breaches of duty.

Cumulative voting is required for election of our directors as long as more than 30% of our outstanding shares are held by a single shareholder. Cumulative voting allows shareholders to cast a number of votes for a candidate equal to the number of shares held times the number of directors being elected at the shareholders’ meeting. If a shareholder attempts to cast more votes than he is entitled to under this system, all of the shareholder’s votes will be invalid and will be deemed an abstention.

More than one third of our directors of board must be independent from our shareholders and not hold any office with us (each, “Independent Director”). At least one Independent Director must be an accounting professional and all Independent Directors must possess a basic knowledge of the operations of a listed company and be familiar with relevant laws and rules and have at lease five years working experience in law, economics or other area required for the fulfillment of responsibilities as an Independent Director. Independent Directors may not serve for terms exceeding six years. In addition, there are specific persons who are disqualified from acting as Independent Director. These include:

•	immediate family of persons who work for us or our associated entities;

•	persons or their immediate family who hold one percent or more of our shares or are among our ten largest shareholders;

•	any persons that satisfied the foregoing conditions within the past one year;

•	persons providing financial, legal, consultation or other services to us or our associated entities;

•	persons who already serve as Independent Director for five other listed companies; and

•	anyone designated by the China Securities Regulatory Commission.

If the resignation of an Independent Director would cause our Board of Directors to have less than one third Independent Directors, the resignation will only become effective after a new Independent Director has been appointed.

Our Board will be required to meet at least four times each year. Directors who miss two consecutive Board meetings without appointing an alternate director to attend on their behalf will be proposed for removal at the next shareholders’ meeting, provided that Independent Directors may miss three consecutive meetings before being proposed for removal. Otherwise, Independent Directors cannot be removed without cause.

Directors may not vote on any matter in which he has a material interest, nor will he be counted for purposes of forming a quorum on such a matter.

Board resolutions are passed by a simple majority of the Directors except for the following matters which require the consent of more than two thirds of the Directors:

•	proposals for our financial policies;

•	the increase or reduction of our registered capital;

•	the issue of securities of any kind and their listing;

•	any repurchase of our shares;

•	significant acquisition or disposals;

•	our merger, division or dissolution; and

•	any amendment to our Articles of Association.

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

Our Independent Directors must approve any connected transactions. Connected transactions are those defined by the HKSE and by Chinese rules and regulations, but would generally include transactions with any of the following:

•	any company that, directly or indirectly, controls us or is under common control with us;

•	any shareholders owning 5% or more of our shares;

•	our directors, supervisors and other senior management;

•	any of our key technical personnel or key technology suppliers;

•	any close relative or associate of any of the above

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

Our Independent Directors will have to express their opinion on specified matters to the Board or to the shareholders at a shareholders’ meeting, either by a single unanimous statement or individually. These matters are:

•	the nomination, removal and remuneration of directors or senior management;

•	any major loans or financial transactions with our shareholders or related enterprises and whether we have taken adequate steps to ensure repayment;

•	matters that the Independent Director believes may harm the rights and interests of minority shareholders; and

•	any other matter that they are required to opine on by applicable law or rules.

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

Board of Supervisors

The board of supervisors exists to supervise our directors and our senior officers to prevent them from abusing their positions and powers or infringing our rights and interests or those of our shareholders or employees. The board of supervisors has no power over the decisions or actions of our directors or officers except to compel them to correct any act harmful to our interests. The board of supervisors is currently composed of seven members appointed for a three year term. It has the right to:

•	attend meetings of our board of directors;

•	inspect our financial affairs;

•	supervise our directors, general manager and other senior officers in order see whether they violate any laws, regulations or the Articles of Association in performing their duties;

•	require our directors, general manager or other senior officers to correct any act harmful to our interests;

•	verify financial reports, accounting reports, business reports, profit distribution plans and other financial information proposed to be tabled at the shareholders’ general meeting;

•	require the board of directors to convene an extraordinary general meeting of shareholders;

•	represent us in negotiations with directors or in initiating legal proceedings against a director on our behalf; and

•	any other matters authorized by the Articles of Association.

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

Restrictions on Large or Controlling Shareholders

Our Articles of Association provide that, in addition to any obligation imposed by laws and administrative regulations or required by the listing rules of the stock exchanges on which our shares are listed, a controlling shareholder cannot exercise voting rights in a manner prejudicial to the interests of the shareholders generally or of some part of the shareholders:

•	to relieve a director or supervisor from his or her duty to act honestly in our best interest;

•	to approve the expropriation by a director or supervisor (for his or her own benefit or for the benefit of another person) of our assets in any way, including, without limitation, opportunities which may benefit us; or

•	to approve the expropriation by a director or supervisor (for his or her own benefit or for the benefit of another person) of the individual rights of other shareholders, including, without limitation, rights to distributions and voting rights (but not according to a restructuring of our company which has been submitted for approval by the shareholders in a general meeting in accordance with our Articles of Association).

A controlling shareholder, however, will not be precluded by our Articles of Association or any laws and administrative regulations or the listing rules of the stock exchanges on which our shares are listed from voting on these matters.

A controlling shareholder is defined by our Articles of Association as any person who, acting alone or together with others:

•	has the power to elect more than one-half of the board of directors;

•	has the power to exercise, or to control the exercise of, 30% or more of our voting rights;

•	holds 30% or more of our issued and outstanding shares; or

•	has de facto control of us in any other way.

Minutes, Accounts and Annual Report

Our shareholders may inspect copies of the minutes of the shareholders’ general meetings during our business hours free of charge. Shareholders are also entitled to receive copies of these minutes within seven days of receipt of the reasonable charges we may require.

Our fiscal year is the calendar year ending December 31. Each fiscal year, we must mail our financial report to shareholders not less than 21 days before the date of the shareholders’ annual general meeting. These and any interim financial statements must be prepared in accordance with Chinese accounting standards and, for so long as H shares are listed on the HKSE, must also be prepared in accordance with or reconciled to either Hong Kong accounting standards or international accounting standards. The financial statements must be approved by an ordinary resolution of the shareholders at the annual general meeting.

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

The Renminbi currently is not a freely convertible currency. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange, through control of foreign debts borrowed by domestic enterprises and through restrictions on foreign imports. The State Administration of Foreign Exchange (“SAFE”), under supervision of the People’s Bank of China (“PBOC”), is responsible for matters relating to foreign exchange administration.

Foreign exchange transactions involving Renminbi must take place either through financial institutions authorized to undertake foreign exchange conversion transactions, such as Chinese state-owned or foreign banks. Access to foreign exchange, and the ability to remit foreign exchange abroad are regulated by Chinese government policies administered by the SAFE.

Effective January 1, 1994, a unitary, managed floating-rate system was introduced in China to replace the previous dual-track foreign exchange system consisting of two exchange rates. Under this system, the PBOC sets and publishes the PBOC Rate each day, with reference to the prior day’s Renminbi-US dollar trading price on the national inter-bank foreign exchange market, called the China Foreign Exchange Trading System (“CFETS”). At present, certain State-designated banks, foreign banks and Chinese funded non-banking financial institutions, connected through a computer network, are the principal parties participating in the CFETS. The main function of the CFETS is to provide foreign exchange trading and settlement services among the participating members. Based on the PBOC Rate, each participating member sets its own exchange rate for the purpose of buying and selling foreign exchange from or to its customers. The CFETS is supervised and managed by the SAFE in accordance with PBOC policy.

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

Domestic enterprises, which prior to 1994 had been permitted to retain a portion of their foreign currency earnings, are now required to sell all of their foreign currency earnings to State-designated banks at the rate used by the relevant CFETS member, which is based on the PBOC Rate, except for such items as the proceeds of foreign currency loans or the issuance of foreign currency-denominated bonds or shares. All international commercial loans borrowed by domestic enterprises have to be registered with the SAFE before the loans become effective. Under the new system, domestic enterprises and institutions are permitted to buy foreign exchange from State-designated banks at designated times upon presentation of appropriate documentation establishing the existence of import contracts or payment notes of overseas financial institutions. Such enterprises and institutions also are permitted under the new system to purchase foreign exchange for the import of certain products subject to quotas, import permits and registration controls. Domestic enterprises are permitted to apply to purchase foreign exchange for the payment of dividends that have been authorized as payable in foreign currency. Conversion and payment are to be effected on the basis of a written resolution on profit distribution passed by the enterprise’s board of directors and evidence that the enterprise has paid all required Chinese taxes.

While the impact of the foregoing developments are not entirely clear, it appears that the trend in the Chinese government’s foreign exchange policy is toward easier convertibility of the Renminbi.

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

E. Taxation

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

Tax on Dividends

For an Individual Investor

According to the Individual Income Tax Law of the People’s Republic of China of October 31, 1993, as amended (the “Individual Income Tax Law”) dividends paid by Chinese companies to foreign individuals not resident in China are ordinarily subject to Chinese withholding tax at a flat rate of 20%.

However, pursuant to the Notice Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals (the “Tax Notice”), issued by the State Tax Bureau (now the State Administration of Taxation or “SAT”) on July 21, 1993, dividends paid by Chinese companies, with respect to their shares listed on an overseas stock exchange (“Overseas Shares”), such as H Shares (including H Shares represented by ADSs), or on domestically-listed foreign invested shares (“B Shares”), to foreign individuals not resident in China, are temporarily exempt from Chinese withholding tax. The Tax Notice remains in force and the relevant tax authority has thus far not collected withholding tax on dividends paid by Chinese companies, with respect to their Overseas Shares and B Shares, to foreign individuals not resident in China.

In the event that the Tax Notice is withdrawn, a 20% withholding tax may be imposed in accordance with the Individual Income Tax Law and the Rate Reduction Notice, subject to reduction by an applicable income tax treaty.

For a Corporation

According to the Income Tax Law of the People’s Republic of China for Enterprises with Foreign Investment and Foreign Enterprises of April 9, 1991, as amended (the “Foreign Corporate Income Tax Law”), dividends paid by Chinese companies to foreign corporations are ordinarily subject to Chinese withholding tax at a flat rate of 20%.

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

Capital Gains Tax

According to the Individual Income Tax Law, the Foreign Corporate Income Tax Law, their respective implementing regulations, and the Notice on Questions Relating to Reduced Income Tax on Foreign Enterprise Income in China from Interest, etc., issued by the State Council on November 18, 2000 (the “Rate Reduction Notice”), capital gains recognized by foreign individuals not resident in China and foreign corporations, with respect to their sale of equity shares of Chinese companies, are ordinarily subject to Chinese tax, purportedly in the form of withholding tax, at a flat rate of 20% and 10% respectively.

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

Stamp Tax

Chinese stamp tax is not applicable to the acquisition or disposition of shares in a Chinese company made outside of China pursuant to the Provisional Regulations of the People’s Republic of China Concerning Stamp Tax effective on July 1, 1989.

Estate or Gift Tax

China does not currently impose any estate or gift tax.

U.S. Taxation

The following is a summary of United States federal income tax considerations that are relevant to US Holders (as defined below) who hold H shares or ADSs. This summary is based upon existing United States federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular US Holders in light of their individual investment circumstances, such as investors subject to special tax rules, including: financial institutions, insurance companies, broker-dealers, tax-exempt organizations, partnerships and other flow-through entities, and, except as described below, non-US Holders, or to persons that hold H shares or ADSs as part of a straddle, hedge, conversion, or constructive sale transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any estate, gift, foreign, state, or local tax considerations. This summary assumes that US Holders hold their H shares or ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code.

In general, for US federal income tax purposes and for purposes of the income tax treaty between China and the United States, beneficial owners of ADSs will be treated as the beneficial owners of the H shares represented by those ADSs. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for the holder’s proportionate interest in the H shares. A US Holder’s tax basis in the withdrawn H shares will be the same as the tax basis in the ADSs surrendered therefore, and the holding period in the withdrawn H shares will include the period during which the holder held the surrendered ADSs.

For purposes of this summary, a US Holder is a beneficial owner of H shares or ADSs that is for United States federal income tax purposes:

•	An individual who is a citizen or resident of the United States;

•	A corporation or other entity treated as a corporation that is created in or organized under the laws of the United States or any State or political subdivision thereof;

•	An estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source;

•	A trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust;

•	A trust that was in existence on August 20, 1996, was treated as a United States person for United States federal income tax purposes on the previous day, and elected to continue to be so treated; or

•	A person otherwise subject to US federal income tax on its worldwide income.

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

A beneficial owner of H shares or ADSs that is not a US Holder is referred to herein as a “Non-US Holder.” Except as specifically addressed below, this discussion does not address any tax consequences to Non-US Holders of the ownership or disposition of the H shares or ADSs. Non-US Holders should consult their own tax advisors with respect to the tax consequences to them of owning and disposing of the H shares and ADSs.

A foreign corporation will be treated as a “passive foreign investment company” (a “PFIC”), for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets are passive. We presently believe that we are not a PFIC and do not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis and is subject to change. The following discussion assumes that we will not be subject to treatment as a PFIC for United States federal income tax purposes.

Taxation of Dividends

For US federal income tax purposes, the gross amount of a distribution in respect of H shares or ADSs owned by a US Holder, including any amounts of Chinese tax withheld on the distribution, will be treated as dividend income to such US Holder to the extent paid out of current or accumulated earnings and profits, as determined for US federal income tax purposes. That dividend income will not be eligible for the dividends received deduction generally allowed to corporations under Section 243 of the US Code. To the extent the distribution exceeds the US Holder’s allocable share of current and accumulated earnings and profits, the excess will be applied first to reduce the US Holder’s basis in his or her H shares or ADSs, and any remaining excess would constitute gain from the deemed sale or exchange of such H shares or ADSs. See “Sale or Other Disposition of H shares or ADSs” below.

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

Dividends received on H shares or ADSs will be treated, for US federal income tax purposes, as foreign source income. A US Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any Chinese withholding taxes imposed on such dividends. US Holders who do not elect to claim a foreign tax credit for foreign income tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which the US Holder elects to do so for all creditable foreign income taxes. As discussed in “Chinese Taxation – Tax on Dividends,” no Chinese withholding tax currently is imposed in respect of dividends on the H shares and ADSs, although Chinese withholding taxes could be imposed in the future.

Sale or Other Disposition of H shares or ADSs

A US Holder will recognize capital gain or loss upon the sale or other disposition of H shares or ADSs in an amount equal to the difference between the amount realized upon the disposition and the US Holder’s adjusted tax basis in such H shares or ADSs, as each is determined in US dollars. Any capital gain or loss will be long-term if the H shares or ADSs have been held for more than one year and will generally be United States source gain or loss. The claim of a deduction in respect of a capital loss, for United States federal income tax purposes, may be subject to limitations.

Backup Withholding

Proceeds from the sale of, and dividends on, the ADSs or H shares paid within the United States or through certain US-related financial intermediaries are subject to information reporting and may be subject to backup withholding at the rate of 28% unless the US Holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Any amount withheld from a payment to a US Holder under the backup withholding rules will be allowable as a credit against such US Holder’s US federal income tax liability, provided that the required information is furnished to the US Internal Revenue Service.

US Holders should consult their own tax advisor as to the application of the US federal information reporting and backup withholding requirements to them and their qualification, if any, for an exemption under these rules.

Non-US Holders

An investment in H shares or ADSs by a Non-US Holder will not give rise to any US federal income tax consequences unless:

•	the dividends received or gain recognized on the sale of H shares or ADSs by such person is treated as effectively connected with the conduct of a trade or business by such person in the United States as determined under United States federal income tax law; or

•	in the case of gains recognized on a sale of H shares or ADSs by an individual, such individual is present in the United States for 183 days or more and certain other conditions are met.

In order to avoid backup withholding on dividend payments made in the United States, a Non-US Holder of the H shares or ADSs may be required to complete, and provide the payer with, an Internal Revenue Service Form W-8BEN, or other documentary evidence, certifying that such holder is an exempt foreign person.

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

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with these requirements, we file reports with and submit other information to the Securities and Exchange Commission. These materials, including this annual report and the exhibits hereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission’s regional office at The Woolworth Building, 233 Broadway, New York, NY 10279. Copies of the materials may be obtained from the Public Reference Room at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, this information can be obtained from the web site of the Commission: http:\\www.sec.gov.

I. Subsidiary Information.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Sensitivity

We are subject to risk resulting from fluctuations in interest rates. Our debts are fixed and variable rate bank and other loans, with original maturities ranging from 1 to 13 years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. We have no program of interest rate hedging activities and did not engage in any of such activities in 2003 and 2002.

The following table provides information, by maturity date, regarding our interest rate sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of December 31, 2003 and 2002.

	As of December 31, 2003
	2004	2005	2006	2007	2008	Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	52,644	14,673	14,673	14,673	12,929	—	109,592	107,102
Average interest rate	4.74%	1.50%	1.50%	1.50%	1.50%	—	3.06%	—

In Japanese Yen	23,188	—	—	—	—	—	23,188	24,472
Average interest rate	5.70%	—	—	—	—	—	5.70%	—

Variable rate bank and other loans
In U.S. Dollars	3,201,723	—	—	—	—	—	3,201,723	3,201,723
Average interest rate (1)	1.81%	—	—	—	—	—	1.81%	—

In RMB	2,189,100	1,760,000	1,220,000	24,500	—	—	5,193,600	5,193,600
Average interest rate (1)	4.97%	5.09%	5.24%	5.58%	—	—	5.07%	—

	As of December 31, 2002
	2003	2004	2005	2006	2007	Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	37,948	37,944	14,899	14,899	14,899	7,452	128,041	126,114
Average interest rate	4.29%	4.29%	1.50%	1.50%	1.50%	1.50%	3.15%	—

In Japanese Yen	35,622	24,740	—	—	—	—	60,362	63,704
Average interest rate	5.70%	5.70%	—	—	—	—	5.70%	—

Variable rate bank and other loans
In U.S. Dollars	1,559,377	44,376	2,231	2,231	2,231	17,859	1,628,305	1,628,305
Average interest rate (1)	2.35%	2.45%	2.37%	2.37%	2.37%	2.37%	2.36%	—

In RMB	2,172,330	1,332,650	1,834,833	1,044,833	44,834	—	6,429,480	6,429,480
Average interest rate (1)	5.88%	5.55%	5.18%	5.74%	5.58%	—	5.59%	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

Exchange Rate Sensitivity

We are also exposed to foreign exchange rate risk as a result of its foreign currency denominated long-term debt and, to a limited extent, cash and cash equivalents denominated in foreign currencies. We have no program of foreign currency hedging activities and engaged no foreign currency hedging activities in 2003 and 2002.

The following table provides information, by maturity date, regarding our foreign exchange rate sensitive financial instruments, which consist of cash and cash equivalents, short-term and long-term debt obligations as of December 31, 2003 and 2002.

	As of December 31, 2003
	2004	2005	2006	2007	2008	Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments

Cash and cash equivalents:
In Hong Kong Dollars	36,624	—	—	—	—	—	36,624	36,624
In U.S. Dollars	55,700	—	—	—	—	—	55,700	55,700
In Swiss Francs	861	—	—	—	—	—	861	861

Debt:
Fixed rate bank and other loans
In U.S. Dollars	52,644	14,673	14,673	14,673	12,929	—	109,592	107,102
Average interest rate	4.74%	1.50%	1.50%	1.50%	1.50%	—	3.06%	—

In Japanese Yen	23,188	—	—	—	—	—	23,188	24,472
Average interest rate	5.70%	—	—	—	—	—	5.7%	—

Variable rate bank and other loans
In U.S. Dollars	3,201,723	—	—	—	—	—	3,201,723	3,201,723
Average interest rate (1)	1.81%	—	—	—	—	—	1.81%	—

Interest free bank and other loans
In U.S. Dollars	4,137	—	—	—	—	—	4,137	4,137

	As of December 31, 2002
	2003	2004	2005	2006	2007	Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments

Cash and cash equivalents:
In Hong Kong Dollars	25,325	—	—	—	—	—	25,325	25,325
In U.S. Dollars	21,075	—	—	—	—	—	21,075	21,075
In Swiss Francs	771	—	—	—	—	—	771	771
In Euro	32,019	—	—	—	—	—	32,019	32,019

Debt:
Fixed rate bank and other loans
In U.S. Dollars	37,948	37,944	14,899	14,899	14,899	7,452	128,041	126,114
Average interest rate	4.29%	4.29%	1.50%	1.50%	1.50%	1.50%	3.15%	—

In Japanese Yen	35,622	24,740	—	—	—	—	60,362	63,704
Average interest rate	5.70%	5.70%	—	—	—	—	5.70%	—

Variable rate bank and other loans
In U.S. Dollars	1,559,377	44,376	2,231	2,231	2,231	17,859	1,628,305	1,628,305
Average interest rate (1)	2.35%	2.45%	2.37%	2.37%	2.37%	2.37%	2.36%	—

Interest free bank and other loans
In U.S. Dollars	9,931	4,134	—	—	—	—	14,065	14,065

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Evaluation of disclosure controls and procedures.

The term “disclosure controls and procedures” is defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act. These rules refer to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within required time periods. This includes controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive officer or officers and principal financial officer or officers, to allow timely decisions regarding required disclosure.

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

Our chief executive officer and our chief financial officer have evaluated the effectiveness of our disclosure controls and procedures as of a date within 90 days before the filing of this report (the “Evaluation Date”), and they have concluded that, as of the Evaluation Date, such controls and procedures were effective at ensuring that required information will be disclosed on a timely basis in our reports filed under the Exchange Act.

Subsequent to the date of the evaluation described above, we have not made any significant changes, including corrective actions with regard to significant deficiencies or material weaknesses, in our internal controls or in other factors that could significantly affect these controls.

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

B. Changes in internal controls.

We maintain a system of internal accounting controls that are designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are carefully followed. For the year ended December 31, 2003, there were no significant changes to our internal controls or in other factors that could significantly affect our internal controls and we have not identified any significant deficiencies or material weaknesses in our internal controls.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

We currently have an audit committee financial expert, Chen Xinyuan, serving on our audit committee and he is an independent director as defined in 17 CFR 240.10A-3.

ITEM 16B CODE OF ETHICS

We have not adopted a code of ethics as defined by the applicable U.S. securities regulations that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions since it is not a customary practice for a PRC company to adopt such code of ethics.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the fees charged by KPMG, our principal accountant, for certain services rendered to us during 2002 and 2003.

	For the year ended December 31,
	(in thousands of US$)
	2002	2003
Audit fees (1)	$550	$550
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All other fees (4)	—	—
Total	$550	$550

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services rendered by our principal auditors for the audit of our financial information.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by the our principal accountant, other than the services reported under audit fees, audit-related fees and tax fees.

Audit Committee Pre-approval Policies and Procedures

Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by KPMG. The pre-approval procedures are as follows:

•	Any audit or non-audit service to be provided to us by the independent accountant must be (i) pre-approved by the audit committee; or (ii) pre-approved by one or several committee members designated by the committee and rectified by the audit committee.

PART III.

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of the information called for by this Item 17.

ITEM 18. FINANCIAL STATEMENTS.

See pages F-1 to F-53 incorporated herein by reference.

ITEM 19. EXHIBITS

12.1	Certification of Chairman Required by Rule 13a-14(a)

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1	Certification of Chairman Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: June 17 , 2004	/s/ Lu Yiping
Lu Yiping, Chairman

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Report of Independent Public Accounting Firm

The Board of Directors and Shareholders of

Sinopec Shanghai Petrochemical Company Limited:

We have audited the accompanying consolidated balance sheets of Sinopec Shanghai Petrochemical Company Limited and subsidiaries (the “Group”) as of December 31, 2002 and 2003, and the related consolidated statements of income, cash flows, and shareholders’ equity for each of the years in the three-year period ended December 31, 2003, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sinopec Shanghai Petrochemical Company Limited and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2003 have been translated into United States dollars solely for the convenience of the readers. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in note 1 to the consolidated financial statements.

KPMG

Hong Kong, China

March 26, 2004

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2002 and 2003

(Amounts in thousands)

		December 31,
		2002	2003	2003
	Note	Renminbi	Renminbi	U.S. Dollars
Assets

Current assets:
Cash and cash equivalents		1,660,531	1,840,351	222,354
Time deposits with maturity over three months		84,095	165,885	20,042
Inventories	12	3,293,138	3,504,259	423,389
Amounts due from related companies	25	151,635	418,440	50,556
Trade debtors, net	13	424,126	472,117	57,042
Bills receivable		518,715	1,214,465	146,733
Other debtors and prepayments	14	838,804	406,521	49,117
Income tax recoverable		2,669	2,385	288

Total current assets		6,973,713	8,024,423	969,521

Non-current assets:
Property, plant and equipment, net	15	15,809,493	16,020,104	1,935,568
Construction in progress	15	896,798	385,373	46,561
Lease prepayments		550,459	540,882	65,350
Interests in associates	16	1,044,217	1,370,339	165,566
Investments	17	734,497	688,837	83,226
Deferred tax assets	9	27,431	35,660	4,308
Goodwill	18	49,311	35,863	4,333

Total non-current assets		19,112,206	19,077,058	2,304,912

Total assets		26,085,919	27,101,481	3,274,433

Liabilities and Shareholders’ Equity

Current liabilities:
Bank loans	20	3,872,315	5,444,729	657,838
Loans from a related company	20	130,000	130,000	15,707
Amounts due to related companies	25	615,487	780,222	94,267
Trade creditors		858,398	1,033,107	124,821
Bills payable		800,068	238,583	28,826
Accrued expenses and other creditors		771,214	776,449	93,811
Income tax payable		26,468	78,950	9,539

Total current liabilities		7,073,950	8,482,040	1,024,809

Non-current liabilities:
Deferred income	19	74,111	49,467	5,977
Bank loans	20	4,590,891	3,206,848	387,455

Total non-current liabilities		4,665,002	3,256,315	393,432

Total liabilities		11,738,952	11,738,355	1,418,241

Minority interests		366,771	341,240	41,229

Shareholders’ equity
Share capital	21	7,200,000	7,200,000	869,912
Share premium and reserves	22	6,780,196	7,821,886	945,051

Total shareholders’ equity		13,980,196	15,021,886	1,814,963

Total liabilities and shareholders’ equity		26,085,919	27,101,481	3,274,433

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2001, 2002 and 2003

(Amounts in thousands, except per share data)

		Years ended December 31,
		2001		2002		2003		2003
	Note	Renminbi		Renminbi		Renminbi		U.S. Dollars
Sales	3		20,197,396		22,322,896		29,567,140		3,572,335
Less Business taxes and surcharges			(579,630)		(599,927)		(624,457)		(75,448)

Net sales			19,617,766		21,722,969		28,942,683		3,496,887

Cost of sales	4		(18,803,044)		(19,853,928)		(26,396,224)		(3,189,220)

			814,722		1,869,041		2,546,459		307,667

Selling and administrative expenses			(363,218)		(421,208)		(444,703)		(53,730)

			451,504		1,447,833		2,101,756		253,937

Other operating income	5		160,022		136,631		121,079		14,629
Other operating expenses	6		(217,341)		(154,835)		(216,432)		(26,150)

Income from operations			394,185		1,429,629		2,006,403		242,416

Share of (losses)/ profits of associates			(20,630)		16,065		(24,017)		(2,902)
Net financing costs	8		(227,758)		(400,656)		(392,021)		(47,364)

Income before income tax and minority interests			145,797		1,045,038		1,590,365		192,150

Income tax	9		(1,156)		(84,494)		(145,065)		(17,527)

Income before minority interests			144,641		960,544		1,445,300		174,623

Minority interests			(28,592)		(44,179)		(43,610)		(5,269)

Net income			116,049		916,365		1,401,690		169,354

Basic earnings per share	11	RMB	0.016	RMB	0.127	RMB	0.195	USD	0.024

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2001, 2002 and 2003

(Amounts in thousands)

		Years ended December 31,
		2001	2002	2003	2003
		Renminbi	Renminbi	Renminbi	U.S. Dollars
Net cash provided by operating activities	(a)	2,387,891	1,798,320	2,276,957	275,105

Cash flows from investing activities:

Interest income received		40,909	25,323	27,419	3,313
Investment income received		41,632	47,635	49,087	5,931
Capital expenditure		(4,358,176)	(2,404,293)	(1,284,868)	(155,239)
Proceeds from disposal of property, plant and equipment		8,339	23,764	40,985	4,952
Purchase of investments		(455,638)	(269,430)	(465,109)	(56,195)
Cash acquired from acquisition of subsidiary		—	—	76,215	9,208
Sale of investments		47,018	42,516	59,437	7,181
Increase in time deposits		(40,815)	(84,095)	(191,285)	(23,111)
Maturity of time deposits		28,000	40,815	109,495	13,229

Cash used in investing activities		(4,688,731)	(2,577,765)	(1,578,624)	(190,731)

Cash flows from financing activities:

Proceeds from loans		5,726,169	7,575,168	7,490,040	904,955
Repayment of loans		(3,206,184)	(6,551,874)	(7,619,254)	(920,567)
Dividends paid		(432,000)	—	(360,000)	(43,496)
Dividends paid to minority interests		(1,047)	(35,206)	(29,532)	(3,568)
Capital contribution from minority interests		50,000	—	—	—

Cash provided from / (used in) financing activities		2,136,938	988,088	(518,746)	(62,676)

Net (decrease)/ increase in cash and cash equivalents		(163,902)	208,643	179,587	21,698
Cash and cash equivalents at beginning of year		1,612,197	1,446,678	1,660,531	200,627
Effect of foreign exchange rate changes		(1,617)	5,210	233	29

Cash and cash equivalents at end of year		1,446,678	1,660,531	1,840,351	222,354

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to the Consolidated Statements of Cash Flows

For the years ended December 31, 2001, 2002 and 2003

(Amounts in thousands)

(a)	Reconciliation of income before income tax and minority interests to cash generated from operations

	Years ended December 31,
	2001	2002	2003	2003
	Renminbi	Renminbi	Renminbi	U.S. Dollars
Income before income tax and minority interests	145,797	1,045,038	1,590,365	192,150
Interest income	(40,719)	(25,015)	(27,419)	(3,313)
Investment income	(44,727)	(36,505)	(18,059)	(2,182)
Share of losses/ (profits) of associates	20,630	(16,065)	24,017	2,902
Interest expense	278,093	421,747	415,935	50,254
Depreciation	1,359,642	1,585,823	1,850,013	223,521
Provision for impairment loss	—	—	24,600	2,972
Amortization of lease prepayments	—	14,518	22,822	2,757
Amortization of goodwill	13,448	13,448	13,448	1,625
Amortization of deferred income	(14,822)	(14,822)	(12,367)	(1,494)
Unrealized exchange (gain) / loss	(12,601)	(5,086)	884	107
Loss on disposal of property, plant and equipment	15,444	85,134	57,571	6,956
Movement in inventories	617,365	(503,822)	(120,589)	(14,571)
Movement in debtors, bills receivable and deposits	(72,214)	80,792	(345,974)	(41,801)
Movement in creditors, other creditors and bills payable	745,906	(200,269)	(478,758)	(57,844)
Movement in balances with parent companies and fellow subsidiaries	(144,096)	(96,095)	(199,496)	(24,103)

Cash generated from operations	2,867,146	2,348,821	2,796,993	337,936

Interest paid	(450,846)	(524,254)	(415,684)	(50,223)
Income tax paid	(47,727)	(50,344)	(147,352)	(17,803)
Income tax refunded	19,318	24,097	43,000	5,195

Net cash provided by operating activities	2,387,891	1,798,320	2,276,957	275,105

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2001, 2002 and 2003

(Amounts in thousands)

		Share capital	Share premium	Reserves	Retained earnings	Total shareholders’ equity
	Note	Renminbi	Renminbi	Renminbi	Renminbi	Renminbi
Balances at January 1, 2001		7,200,000	2,420,841	2,932,796	947,997	13,501,634

Net income		—	—	—	116,049	116,049

Appropriation		—	—	14,320	(14,320)	—

Dividend	10	—	—	—	(432,000)	(432,000)

Balances at December 31, 2001, as previously reported		7,200,000	2,420,841	2,947,116	617,726	13,185,683

Adjustments to land use rights	22(g)	—	—	(148,604)	26,752	(121,852)

Balances at December 31, 2001, as reclassified		7,200,000	2,420,841	2,798,512	644,478	13,063,831

Net income		—	—	—	916,365	916,365

Appropriation		—	—	181,794	(181,794)	—

Balances at December 31, 2002		7,200,000	2,420,841	2,980,306	1,379,049	13,980,196

Net income		—	—	—	1,401,690	1,401,690

Appropriation		—	—	277,112	(277,112)	—

Dividend	10	—	—	—	(360,000)	(360,000)

Balances at December 31, 2003		7,200,000	2,420,841	3,257,418	2,143,627	15,021,886

U.S. Dollars equivalent		869,912	292,489	393,566	258,996	1,814,963

See accompanying notes to consolidated financial statements.

1.	ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PREPARATION

Sinopec Shanghai Petrochemical Company Limited (“the Company”), formerly Shanghai Petrochemical Company Limited, was established in the People’s Republic of China (“the PRC” or “the State”) on June 29, 1993 as a joint stock limited company to hold the assets and liabilities of the production divisions and certain other units of the Shanghai Petrochemical Complex (“SPC”). SPC was established in 1972 and owned and managed the production divisions as well as the related housing, stores, schools, hotels, transportation, hospitals and other municipal services in the community of Jinshanwei.

The Company’s former controlling shareholder, China Petrochemical Corporation (“CPC”) completed its reorganization on February 25, 2000 in which its interests in the Company were transferred to its subsidiary, China Petroleum & Chemical Corporation (“Sinopec Corp”). In connection with the reorganization, CPC transferred its 4,000,000,000 of the Company’s stated owned legal shares, which represented 55.56 per cent of the issued share capital of the Company, to Sinopec Corp. On October 12, 2000, the Company changed its name to Sinopec Shanghai Petrochemical Company Limited.

The principal activity of the Company and its subsidiaries (the “Group”) is the processing of crude oil into petrochemical products for sale. The Group is one of the largest petrochemical enterprises in the PRC, with a highly integrated petrochemical complex which processes crude oil into a broad range of synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. Substantially all of its products are sold in the PRC domestic market.

1.	ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PREPARATION (continued)

The particulars of subsidiaries, all of which are limited companies established and operating in the PRC, which principally affected the results or assets of the Group at December 31, 2003 are as follows:

Company	Registered Capital		Percentage of equity held by the Company	Percentage of equity held by subsidiaries	Principal activities
			%	%
Shanghai Petrochemical Investment Development Company Limited	RMB	800,000	100	—	Investment management

SPC Marketing Development Corporation	RMB	25,000	100	—	Trading in petrochemical products

China Jinshan Associated Trading Corporation	RMB	25,000	80	—	Import and export of petrochemical products and equipment

Shanghai Jinhua Industrial Company Limited	RMB	25,500	—	81.46	Trading in petrochemical products

Shanghai Jindong Petrochemical Industrial Company Limited	RMB	40,000	—	60	Trading in petrochemical products

1.	ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PREPARATION (continued)

Company	Registered Capital		Percentage of equity held by the Company	Percentage of equity held by subsidiaries	Principal activities
			%	%
Shanghai Golden Way Petrochemical Company Limited	US$	3,460	—	75	Production of vinyl acetate products

Shanghai Jinchang Engineering Plastics Company Limited	US$	4,750	—	50.38	Production of polypropylene compound products

Shanghai Golden– Phillips Petrochemical Company Limited	US$	50,000	—	60	Production of polypropylene products

Zhejiang Jin Yong Acrylic Fibre Company Limited	RMB	250,000	75	—	Production of acrylic fiber products

Shanghai Petrochemical Enterprise Development Company Limited	RMB	455,000	100	—	Investment management

Shanghai Golden Conti Petrochemical Company Limited	RMB	295,776	—	100	Production of petrochemical products

None of the subsidiaries has issued any debt securities.

1.	ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PREPARATION (continued)

In 2003, the Group acquired an additional 52% shareholding in Shanghai Golden Conti Petrochemical Company Limited (“Golden Conti”). Following the acquisition, Golden Conti became a wholly owned subsidiary of the Group and was included in the Group’s consolidated financial statements.

On January 1, 2003, the Group disposed its 58.43% shareholding in a subsidiary, Zhejiang Jinzhe Petrochemical Associate Company Limited (“Jinzhe”). Effectively, the control of the Group over Jinzhe ceased and was transferred. Accordingly, the results for the current year and net assets as at year end date of Jinzhe were not included in the consolidated financial statements.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board (“IASB”), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. Significant differences between IFRS and accounting principles generally accepted in the United States (“U.S. GAAP”) and their effect on net income for each of the years in the three-year period ended December 31, 2003, and shareholders’ equity as of December 31, 2002, and 2003, are set forth in Note 28.

The consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment. The accounting policies have been consistently applied by the Group. As described in Note 22(g) to the financial statements, land use rights are carried at cost less amortization effective January 1, 2002. The effect of this change resulted in a decrease in the shareholders’ equity as of January 1, 2002. The effect of this change did not have a material impact on the Group’s financial condition and results of operations in prior years.

The financial information has been prepared in Renminbi (“RMB”), the national currency of the PRC. Solely for the convenience of the reader, the financial statements have been translated into United States dollars at the rate of U.S. $1.00 = RMB 8.2767 quoted by the People’s Bank of China on December 31, 2003. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate.

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

Associates are those enterprises in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group’s share of the total recognized gains and losses of the principal associates on an equity basis, from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

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

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(b)	Property, plant and equipment

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

Depreciation is provided to write off the costs or valuation of property, plant and equipment over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values, as follows:

Buildings	15 to 40 years

Plant, machinery, equipment and others	5 to 26 years

(iii)	Retirement or disposal

Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statements of income on the date of retirement or disposal.

(c)	Lease prepayments

Lease prepayments represent land use rights paid to the PRC’s land bureau. Land use rights are carried at cost and amortized on a straight-line basis over the respective periods of the rights.

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(d)	Construction in progress

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

Spare parts and consumables are stated at cost less any provision for obsolescence.

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(g)	Trade debtors

Trade debtors are stated at cost less allowance for doubtful accounts. Allowance for doubtful accounts is provided based upon the evaluation of the recoverability of these accounts at the balance sheet date.

(h)	Cash equivalents

Cash equivalents consist of time deposits with an initial term of less than three months. Cash equivalents are stated at cost, which approximates fair value.

(i)	Translation of foreign currencies

Transactions in foreign currencies are translated into Renminbi at the applicable exchange rates ruling at the transaction dates.

Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at rates quoted by the People’s Bank of China at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Renminbi at the foreign exchange rate ruling at the date of the transaction.

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

Dividend income is recognized when the shareholder’s right to receive payment is established.

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(k)	Grants

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

Research and development costs comprise all costs that are directly attributable to research and development activities or that can be allocated on a reasonable basis to such activities. Because of the nature of the Group’s research and development activities, no development costs satisfy the criteria for the recognition of such costs as an asset. Both research and development costs are therefore recognized as expenses in the year in which they are incurred.

(o)	Retirement benefits

The contributions payable under the Group’s retirement plans are charged to the consolidated statements of income according to the contribution determined by the plans. Further information is set out in Note 24.

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(p)	Impairment loss

The carrying amounts of the Group’s long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognized as an expense in the consolidated statements of income.

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

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(s)	Income tax (continued)

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

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(w)	Estimates

The preparation of financial statements in accordance with IFRS and U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.	SALES

The Group’s principal activity is the processing of crude oil into petrochemical products for sale and substantially all of its products are sold in the PRC domestic markets.

Sales represents the sales value of goods sold to customers, net of value added tax and is after deduction of any sales discounts and returns.

4.	COST OF SALES

Cost of sales represents:

	Years ended December 31,
	2001	2002	2003
Costs of raw materials
-crude oil	11,035,145	11,277,494	15,848,188
-other ancillary materials	2,413,510	3,071,608	3,939,371
Depreciation	1,359,642	1,585,823	1,850,013
Repairs and maintenance	614,907	673,255	787,246
Research and development	40,808	83,952	101,223
Employer’s pension costs
-municipal retirement scheme costs	182,975	168,747	168,276
-supplementary retirement scheme costs	25,741	24,781	39,153
Staff costs	1,067,441	1,079,318	1,090,687
Amortization of lease prepayment	—	14,518	22,822
Others	2,062,875	1,874,432	2,549,245

	18,803,044	19,853,928	26,396,224

Cost of sales includes charges for specific services provided by Sinopec Corp group companies to the Group. Such amounts have not been a material portion of cost of sales.

5.	OTHER OPERATING INCOME

Other operating income represents:

	Years ended December 31,
	2001	2002	2003
Income from joint ventures and other investments	44,727	36,505	18,059
Income from rendering of services	66,939	63,739	74,040
Amortization of deferred income	14,822	14,822	12,367
Others	33,534	21,565	16,613

	160,022	136,631	121,079

6.	OTHER OPERATING EXPENSES

Other operating expenses represent:

	Years ended December 31,
	2001	2002	2003
Loss on disposal of property, plant and equipment	15,444	85,134	57,571
Employee reduction expenses (Note 7)	171,033	—	64,108
Amortization of goodwill	13,448	13,448	13,448
Impairment loss of property, plant and equipment (Note 15)	—	—	24,600
Donation	1,425	1,699	10,080
Others	15,991	54,554	46,625

	217,341	154,835	216,432

7.	EMPLOYEE REDUCTION EXPENSES

In accordance with the Group’s voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 64,108 (2002: RMB Nil, 2001: RMB171,033) during the year ended December 31, 2003 in respect of the voluntary resignation of approximately 950 (2002: Nil, 2001: 1,500) employees.

8.	NET FINANCING COSTS

Net financing costs represent:

	Years ended December 31,
	2001	2002	2003
Interest expenses, net	278,093	421,747	415,935
Interest income	(40,719)	(25,015)	(27,419)
Foreign exchange (gains)/losses, net	(9,616)	3,924	3,505

	227,758	400,656	392,021

Interest costs capitalized as a component of the cost of construction in progress amounted to RMB 167,376, RMB 101,753 and RMB 14,095 in 2001, 2002 and 2003 respectively. Interest costs have been capitalized at a rate of between 2.98% and 5.31% per annum (2002: 4.18%-6.03%; 2001: 5.85%-6.03%) for construction in progress.

9.	TAXATION

(a)	Taxation in the consolidated statements of income represents:

	Years ended December 31,
	2001	2002	2003
Provision for PRC income tax for the year	7,948	155,874	249,285
Deferred tax
- the Group (9 (b)(ii))	12,526	(4,975)	(8,229)
- associates	—	—	(3,824)

	20,474	150,899	237,232
Tax refund	(19,318)	(66,405)	(92,167)

	1,156	84,494	145,065

Pursuant to the document “Cai Shui Zi (1999) No. 290” issued by the Ministry of Finance and the State Administration of Taxation of the PRC on December 8, 1999, the Company received an income tax refund of RMB 92,167 (2002: RMB 66,405, 2001: RMB 19,318) during the year relating to the purchase of equipment produced in the PRC for technological improvements.

A reconciliation of the income tax calculated at the applicable tax rate with income tax expense is as follows:

	Years ended December 31,
	2001	2002	2003
Income before income tax	145,797	1,045,038	1,590,365

Expected PRC taxation at statutory tax rate of 15%	21,870	156,756	238,555

Non-deductible expenses	3,095	2,706	3,437
Non-taxable earnings	(4,975)	(10,108)	(7,032)
Income tax refund	(19,318)	(66,405)	(92,167)
Others	484	1,545	2,272

	1,156	84,494	145,065

The charge for PRC income tax is calculated at the rate of 15% (2002: 15%; 2001: 15%) on the estimated assessable income of the year determined in accordance with relevant income tax rules and regulations. The Group did not carry on business overseas and in Hong Kong and therefore does not incur overseas and Hong Kong income taxes. The Company has not received notice from the Ministry of Finance that the 15% tax rate will continue to be applicable to the Company in 2004. As such, it is possible that the Company’s tax rate will increase in 2004.

9.	TAXATION (continued)

(b)	Deferred taxation:

(i)	Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

	Assets		Liabilities		Net balance
	December 31,		December 31,		December 31,
	2002	2003	2002	2003	2002	2003
Current
Provisions	15,171	21,163	—	—	15,171	21,163
Non-current
Provisions for impairment losses	—	3,690	—	—	—	3,690
Land use rights (Note)	20,978	20,453	—	—	20,978	20,453
Capitalization of borrowing costs	—	—	(8,718)	(9,646)	(8,718)	(9,646)

Deferred tax assets/(liabilities)	36,149	45,306	(8,718)	(9,646)	27,431	35,660

There is no other significant deferred tax asset or liability that has not been provided for in the financial statements.

(ii)	Movement in the deferred tax assets and liabilities are as follows:

	Balance at January 1, 2001	Recognized in consolidated statements of income	Balance at December 31, 2001
Current
Provisions	13,479	(4,683)	8,796
Non-current
Capitalization of borrowing costs	—	(7,843)	(7,843)

Net deferred tax assets	13,479	(12,526)	953

	Balance at January 1, 2002	Recognized in consolidated statements of income	Balance at December 31, 2002
Current
Provisions	8,796	6,375	15,171
Non-current
Land use rights (Note)	21,503	(525)	20,978
Capitalization of borrowing costs	(7,843)	(875)	(8,718)

Net deferred tax assets	22,456	4,975	27,431

9.	TAXATION (continued)

	Balance at January 1, 2003	Recognized in consolidated statements of income	Balance at December 31, 2003
Current
Provisions	15,171	5,992	21,163
Non-current
Provision for impairment losses	—	3,690	3,690
Land use rights (Note)	20,978	(525)	20,453
Capitalization of borrowing costs	(8,718)	(928)	(9,646)

Net deferred tax assets	27,431	8,229	35,660

Note: As described in Note 22(g) to the financial statement, land use rights are carried at cost effective January 1, 2002. Accordingly, the surplus on the revaluation of land use rights net of deferred tax are reversed to shareholders’ equity.

10.	DIVIDEND

(a)	Dividend attributable to the year:

	Years ended December 31,
	2001	2002	2003
Final dividend proposed after the balance sheet date of RMB 0.08 per share (2002: RMB 0.05 per share; 2001: Nil)	—	360,000	576,000

Pursuant to a resolution passed at the Directors’ meeting on March 26, 2004, a final dividend of RMB 0.08 per share totaling RMB 576,000 (2002: RMB 360,000; 2001: Nil) was proposed for shareholders’ approval at the Annual General Meeting. The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

10.	DIVIDEND (continued)

(b)	Dividend attributable to the previous financial year, approved and paid during the year:

	Years ended December 31,
	2001	2002	2003
Final dividend in respect of the previous financial year, approved and paid during the year, of RMB 0.05 per share (2002: RMB Nil; 2001: RMB 0.06 per share;)	432,000	—	360,000

11.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net income of RMB 1,401,690 (2002: RMB 916,365; 2001: RMB 116,049) and 7,200,000,000 (2001: 7,200,000,000; 2000: 7,200,000,000) shares in issue during the year.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for each of the years in the three-year period ended December 31, 2003.

12.	INVENTORIES

Inventories comprise:

	December 31,
	2002	2003
Raw materials	1,024,755	1,226,324
Work in progress	1,077,202	1,188,187
Finished goods	657,465	608,533
Spare parts and consumables	533,716	481,215

	3,293,138	3,504,259

At December 31, 2003, the Group had inventories carried at net realizable value with carrying amount of RMB 98,618. (2002: RMB 109,411).

13.	TRADE DEBTORS

Trade debtors comprise:

	December 31,
	2002	2003
Trade debtors	467,465	511,928
Less provision for doubtful accounts	(43,339)	(39,811)

	424,126	472,117

Provision for doubtful accounts is analyzed as follows:

At January 1, 2001	25,371
Written-off	9,098
Provision for the year	(717)

At December 31, 2001	33,752
Provision for the year	17,041
Written-off	(7,454)

At December 31, 2002	43,339
Provision for the year	33,644
Written-off	(37,172)

At December 31, 2003	39,811

14.	OTHER DEBTORS AND PREPAYMENTS

Other debtors and prepayments comprise:

	December 31,
	2002	2003
Purchase deposits	288,767	109,053
Prepayments in connection with construction work and equipment purchases	159,416	18,467
VAT receivable	37,241	40,594
Sundry debtors	353,380	238,407

	838,804	406,521

15.	PROPERTY, PLANT AND EQUIPMENT AND CONSTRUCTION IN PROGRESS

Property, plant and equipment comprises:

	Buildings	Plant and other fixed assets	Total
Cost or valuation:
At January 1, 2003	4,731,863	23,911,111	28,642,974
Additions	11,115	210,117	221,232
Transferred from construction in progress	91,214	1,485,342	1,576,556
Acquisition of subsidiary	283,637	224,857	508,494
Disposals	(37,506)	(390,352)	(427,858)

At December 31, 2003	5,080,323	25,441,075	30,521,398

Accumulated depreciation:

At January 1, 2003	2,358,969	10,474,512	12,833,481
Charge for the year	188,353	1,661,660	1,850,013
Impairment loss	—	24,600	24,600
Acquisition of subsidiary	59,972	44,485	104,457
Written back on disposal	(15,599)	(295,658)	(311,257)

At December 31, 2003	2,591,695	11,909,599	14,501,294

Net book value:
At December 31, 2003	2,488,628	13,531,476	16,020,104

At December 31, 2002	2,372,894	13,436,599	15,809,493

All of the Group’s buildings are located in the PRC (including Hong Kong).

Buildings in Hong Kong with a net book value of RMB 37,684 (2002: RMB 38,870) were held under medium-term leases.

The Company was established in the PRC on June 29, 1993 as a joint stock limited company as part of the restructuring of Shanghai Petrochemical Complex (“SPC”). On the same date, the principal business undertakings of SPC together with the relevant assets and liabilities were taken over by the Company. As required by the relevant PRC rules and regulations, a valuation of the assets and liabilities injected into the Company was carried out as at January 1, 1993 by the State-owned Assets Administration Bureau and the injected assets and liabilities were reflected in the financial statements on this basis.

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

At December 31, 2003, the net book value of property, plant and equipment that were pledged by the Group are RMB 414,342 (2002: RMB Nil).

Construction in progress comprises costs incurred on property, plant and equipment not yet commissioned at December 31, 2003. The movement of construction in progress is as follows:

	2002	2003
At January 1	4,001,169	896,798
Additions	2,290,320	1,065,131
Transferred to property, plant and equipment	(5,394,691)	(1,576,556)

At December 31	896,798	385,373

16.	INTERESTS IN ASSOCIATES

	December 31,
	2002	2003
Share of net assets	1,044,217	1,370,339

16.	INTERESTS IN ASSOCIATES (continued)

The above amount represents the share of net assets of the Company’s interest in its associates. The particulars of these associates, which are limited companies established and operating in the PRC, which principally affected the results or assets of the Group at December 31, 2003 are as follows:

Company	Registered Capital		Percentage of equity held by the Company	Percentage of equity held by the subsidiaries	Principal activities
			%	%
Shanghai Jinsen Hydrocarbon Resins Company Limited	US$	14,695	—	40	Production of resins products

Shanghai Jinpu Plastics Packaging Material Company Limited	US$	20,204	—	50	Production of polypropylene film

Shanghai YaNan Electrical Appliances Company	RMB	5,420	—	44	Trading of electrical appliances

SPC XinLian Entertainment Company	RMB	11,000	—	36	Catering services

Shanghai Secco Petrochemical Company Limited	US$	901,441	20	—	Manufacturing and distribution of chemical products

Shanghai Chemical Industry Park Development Company Limited	RMB	2,372,439	38.26	—	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC

17.	INVESTMENTS

Investments comprise:

	December 31,
	2002	2003
Investments in joint ventures	409,431	380,751
Other unlisted investments	334,724	333,874

	744,155	714,625
Less provision	(9,658)	(25,788)

	734,497	688,837

The Group’s other investments in joint ventures include non-controlling equity investments in various enterprises which are mainly engaged in manufacturing or trading activities related to the Group’s operations. The Group’s share of results attributable to these interests during the year ended December 31, 2003 is not material in relation to the profit of the Group for the said period.

18.	GOODWILL

	December 31,
	2002	2003
Goodwill through acquisition of subsidiaries	134,482	134,482

Less accumulated amortization	(85,171)	(98,619)

	49,311	35,863

19.	DEFERRED INCOME

	December 31,
	2002	2003
Negative goodwill	16,524	3,398
Net assets obtained	57,587	46,069

	74,111	49,467

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

20.	DEBT

Short-term debts represent:

	December 31,
	2002	2003
Short-term bank loans	3,094,726	4,445,588
Current portion long-term bank loans	777,589	999,141

	3,872,315	5,444,729
Loans from a related company	130,000	130,000

	4,002,315	5,574,729

The Group’s short-term bank loans are used primarily to finance working capital needs and are generally comprised of unsecured loans without guarantee and payable in full when due. The Group’s weighted average short-term interest rates were 3.50% and 3.87% at December 31, 2002 and 2003, respectively.

20.	DEBT (continued)

The Group’s long-term bank loans, which are for the addition of plant and equipment and working capital purposes, comprise:

	Interest rate	Interest type	December 31,
			2002	2003
Arranged by Central Treasury of the Company:

U.S. Dollar denominated:
Payable semi-annually from 2001 through 2003	LIBOR + 0.6%	Floating	36,021	—
Payable semi-annually through 2004 (note (a))	7.10%	Fixed	36,004	17,954
Payable semi-annually through 2008 (note (a))	1.50%	Fixed	81,947	71,621
Payable semi-annually through 2003 (note (a))	LIBOR + 0.5%	Floating	29,014	—

Japanese Yen denominated:
Payable semi-annually through 2004	5.7%	Fixed	60,362	23,188

Renminbi denominated:
Due in 2003	5.94%	Floating	288,840	—
Due in 2004	5.22% - 5.30%	Floating	1,200,000	700,000
Due in 2005	4.94% - 5.58%	Floating	1,790,000	1,650,000
Due in 2006	4.94% - 5.30%	Floating	1,000,000	1,220,000
Other loans payable through 2004	Interest free	—	15,000	15,000

20.	DEBT (continued)

	Interest rate	Interest type	December 31,
			2002	2003
Arranged by subsidiaries:

U.S. Dollar denominated:
Payable semi-annually through 2004	1.70%	Floating	84,284	42,135
Payable annually through 2004	Interest free	—	14,065	4,137
Payable annually through 2004	5.00%	Fixed	10,090	20,017

Renminbi denominated:
Payable semi-annually through 2003	Interest free	—	29,910	—
Payable semi-annually through 2004	5.76%	Floating	136,300	68,100
Payable annually from 2003 through 2004	7.13%	Floating	45,000	—
Payable annually through 2004	Interest free	—	265,843	76,037
Payable annually through 2004	5.31% - 5.85%	Floating	49,100	5,000
Payable annually from 2001 through 2005	Interest free	—	22,200	14,800
Payable annually through 2010	Interest free	—	—	143,500
Due in 2004	6.24%	Floating	40,000	—
Due in 2005 and thereafter	4.94% - 5.58%	Floating	134,500	134,500

Total long-term bank loans outstanding			5,368,480	4,205,989

Less: Amounts due within one year			(777,589)	(999,141)

Amounts due after one year			4,590,891	3,206,848

(a)	Guaranteed by CPC

The weighted average short-term interest rates for the Group and the Company were 3.50% (2002: 3.87%) at December 31, 2003.

The aggregate maturities of long-term loans subsequent to December 31, 2003 are as follows:

2004	999,141
2005	1,802,573
2006	1,255,173
2007	59,673
2008	33,429
Thereafter	56,000

4,205,989

21.	SHARE CAPITAL

Share capital represents:

	December 31,
	2002	2003
Registered, issued and paid up capital:

4,870,000,000 A shares of RMB 1.00 each	4,870,000	4,870,000
2,330,000,000 H shares of RMB 1.00 each	2,330,000	2,330,000

	7,200,000	7,200,000

All the A and H shares rank pari passu in all respects.

22.	SHARE PREMIUM AND RESERVES

Movements on reserves comprise:

	2002	2003
Share premium (Note a)

Balance at January 1 and December 31	2,420,841	2,420,841

Statutory surplus reserve (Note b)

Balance at January 1	831,211	922,108
Appropriation	90,897	138,556

Balance at December 31	922,108	1,060,664

Statutory public welfare fund (Note c)

Balance at January 1	749,122	840,019
Appropriation	90,897	138,556

Balance at December 31	840,019	978,575

General surplus reserve (Note d)

Balance at January 1 and December 31	82,089	82,089

Capital reserve fund (Note e)

Balance at January 1 and December 31	4,180	4,180

Discretionary surplus reserve (Note f)

Balance at January 1 and December 31	1,280,514	1,280,514

Excess over share capital (Note g)

Balance at January 1 and December 31	(148,604)	(148,604)

Retained profits (Note h)

Balance at January 1 and December 31	1,379,049	2,143,627

	6,780,196	7,821,886

22.	SHARE PREMIUM AND RESERVES (continued)

Note a

The application of the share premium account is governed by Sections 178 and 179 of the PRC Company Law.

Note b

According to the Company’s Articles of Association, the Company is required to transfer 10% of its profit after taxation, as determined under PRC Accounting Rules and Regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve is made before distribution of a dividend to shareholders.

The statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

Note c

According to the Company’s Articles of Association, the Company is required to transfer 5% to 10% of its profit after taxation, as determined under PRC Accounting Rules and Regulations, to the statutory public welfare fund. This fund can only be utilized on capital items for the collective benefits of the Company’s employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than in liquidation. The transfer to this reserve must be made before distribution of a dividend to shareholders. The Directors have resolved to transfer 10% (2002: 10%) of the current year’s profit after taxation to the fund.

Note d

When the statutory public welfare fund is utilized, an amount equal to the lower of cost of the assets and the balance of the statutory public welfare fund is transferred from the statutory public welfare fund to the general surplus reserve. This reserve is non-distributable other than in liquidation. When the relevant assets are disposed of or written off, the original transfers from the statutory public welfare fund are reversed. In 2003, the Company did not utilize the statutory public welfare fund (2002: RMB Nil). As at December 31, 2003, the net book value of assets acquired utilizing the statutory public welfare fund was RMB 40,639 (2002: RMB 43,996).

22.	SHARE PREMIUM AND RESERVES (continued)

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

Note g

Effective January 1, 2002, land use rights which are included in lease prepayments are carried at historical cost base. Accordingly, the surplus on the revaluation of land use rights net of deferred tax asset are reversed to shareholders’ equity. Under PRC Accounting Rules and Regulations, land use rights are carried at revalued amounts.

Note h

According to the Company’s Articles of Association, the reserve available for distribution is the lower of the amount determined under PRC Accounting Rules and Regulations and the amount determined under IFRS. As of December 31, 2003, the reserve available for distribution was RMB 2,048,896 (2002: RMB 1,300,452). Final dividend of RMB 576,000 (2002: RMB 360,000) in respect of the financial year 2003 was declared after the balance sheet date.

23.	COMMITMENTS AND CONTINGENCIES

Capital commitments

The Group had capital commitments outstanding at December 31, 2003 not provided for in the financial statements as follows:

Property, plant and equipment

Contracted but not provided for	119,990
Authorized by the Board but not contracted for	2,094,840

2,214,830

23.	COMMITMENTS AND CONTINGENCIES (continued)

Investment

Contracted but not provided for	858,706

Contingent liabilities

At December 31, 2003, the Group was contingently liable with respect to guarantees issued to banks in favor of associates and joint ventures of RMB 129,098 (2002: RMB 345,432).

Guarantees issued to banks in favor of associates and joint ventures are given to the extent of the Company’s respective interest in these entities. The Company monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognize any such losses under guarantees when those losses can be estimated. At December 31, 2002 and 2003, it is not probable that the Company will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Company’s obligation under the guarantees arrangement.

24.	RETIREMENT SCHEMES

As stipulated by the regulations of the PRC, the Group participates in a defined contribution retirement plan organised by the Shanghai Municipal Government for its staff. The Group is required to make contributions to the retirement plan at a rate of 22.5% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his retirement date. The Group has no other material obligation for the payment of pension benefits associated with this plan beyond the annual contributions described above. In addition, pursuant to a document “Lao Bu Fa (1995) No.464” dated December 29, 1995 issued by the Ministry of Labour of the PRC, the Company has set out a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Company for five years or more may participate in this plan. The Company and participating employees make defined contributions to their pension savings accounting according to the plan. The assets of this plan are held separately from those of the Company in an independent fund administered by a committee consisting of representatives from the employees and the Company. In April 2003, the Company revised certain terms of the supplementary defined contribution retirement plan and increased the amounts of contributions. For the year ended December 31, 2003, the Company’s contribution to this plan amounted to RMB 39,153 (2002: RMB 24,781).

25.	RELATED PARTY TRANSACTIONS

(a)	Most of the transactions undertaken by the Group during the year ended December 31, 2003 have been effected with such counterparties and on such terms as have been determined by China Petroleum & Chemical Corporation (“Sinopec Corp”), the immediate parent company, and other relevant PRC authorities.

Sinopec Corp negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. During the year ended December 31, 2003, the value of crude oil purchased in accordance with Sinopec Corp’s allocation was as follows:

	Years ended December 31,
	2001	2002	2003
Purchases of crude oil	10,499,582	11,645,363	15,904,304

(b)	Other transactions between the Group and other related parties during the year ended December 31, 2003 were as follows:

	Years ended December 31,
	2001	2002	2003
Sales	7,137,458	8,077,376	10,481,474
Purchases other than crude oil	338,292	267,228	757,053
Insurance premiums paid	77,140	78,104	85,460
Net (withdrawal from)/ increase in deposits in related party	(182,014)	257,045	(197,366)
Interest received and receivable	1,673	488	1,580
New loans obtained from related party	—	530,000	130,000
Loans repaid to related party	—	400,000	130,000
Interest paid and payable	—	5,111	6,774
Research and development expenses	—	—	25,000
Transportation fee	10,464	40,132	44,733
Construction and installation fees	893,010	579,476	297,525

25.	RELATED PARTY TRANSACTIONS (continued)

(c)	Loans with related party

	December 31,
	2002	2003
Short-term loans	130,000	130,000

(d)	Time deposits in related companies

	December 31,
	2002	2003
Time deposits, within three months of maturity	461,220	263,854

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

Segment information is presented in respect of the Group’s business segments. The format of which is based on the Group’s management and internal reporting structure. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

The Group evaluates performance based on operating profit before income tax and non-operating income and expenses. Certain administrative expenses are allocated based on the percentage of sales.

Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by Group policy.

26.	OPERATING SEGMENT DATA (continued)

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

The Group principally operates in four operating segments: synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. All of the Group’s products are produced through intermediate steps from the principal raw material of crude oil. The specific products of each segment are as follows:

(a)	The synthetic fibers segment produces primarily polyester and acrylic fibers primarily used in the textile and apparel industries.

(b)	The resins and plastics segment produces primarily polyester chips, low density polyethylene resins and films, polypropylene resins and PVA granules. The polyester chips are used in the processing of polyester fibers and construction coating materials and containers. Low density polyethylene resins and plastics are used in cable jacketing, sheeting, the manufacture of moulded products, such as housewares and toys and for agricultural and packaging uses. Polypropylene resins are used in the manufacturing of extruded films or sheets and injection moulded products such as housewares, toys and household electric appliance and automobile parts.

(c)	The intermediate petrochemicals segment primarily produces ethylene and benzene. Most of the intermediate petrochemicals produced by the Group are used by the Group as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibers. A portion of the intermediate petrochemicals as well as certain by-products of the production process are sold to outside customers.

(d)	The Group’s petroleum products segment has crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstocks of the Group’s downstream processing facilities. Residual oil and low octane gasoline fuels are produced primarily as a co-product of the crude oil distillation process. A proportion of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of other transportation, industrial and household heating fuels, such as diesel oils, jet fuels, heavy oils and liquefied petroleum gases.

26.	OPERATING SEGMENT DATA (continued)

(e)	All other operating segment represents the operating segments which do not meet the quantitative threshold for determining reportable segments. These include trading, consumer products and services and a variety of other commercial activities, which are not allocated to the above four operating segments.

Most of the Group’s sales and concentrations of credit risk (see Note 27(b)) are with affiliates of Sinopec Corp or other state-owned enterprises. Export sales accounted for approximately, 1.5%, 4.8 % and 5.0% of total sales in 2001, 2002 and 2003 respectively.

Reportable information on the Group’s operating segments are as follows:

26.	OPERATING SEGMENT DATA (continued)

	Years ended December 31,
	2001	2002	2003
Sales

Manufactured Products
Synthetic Fibers
External sales	3,233,010	3,396,652	4,114,966
Intersegment sales	1,358	—	707

Total	3,234,368	3,396,652	4,115,673

Resins and Plastics
External sales	5,666,218	6,479,166	8,907,410
Intersegment sales	26,941	24,948	25,850

Total	5,693,159	6,504,114	8,933,260

Intermediate Petrochemicals
External sales	2,123,670	2,575,668	3,879,846
Intersegment sales	4,584,642	5,655,309	8,288,481

Total	6,708,312	8,230,977	12,168,327

Petroleum Products
External sales	8,225,905	8,482,497	10,834,580
Intersegment sales	544,370	603,473	800,070

Total	8,770,275	9,085,970	11,634,650

All others
External sales	948,593	1,388,913	1,830,338
Intersegment sales	1,346,082	3,190,159	3,520,710

Total	2,294,675	4,579,072	5,351,048

Eliminations of intersegment sales	(6,503,393)	(9,473,889)	(12,635,818)

Consolidated sales	20,197,396	22,322,896	29,567,140

External sales include sales to other Sinopec Corp group companies.

26.	OPERATING SEGMENT DATA (continued)

	Years ended December 31,
	2001	2002	2003
Result

Income from operations by segment
Synthetic Fibers	7,049	113,095	112,316
Resins and Plastics	173,193	438,030	627,870
Intermediate Petrochemicals	51,009	287,660	597,411
Petroleum Products	100,543	403,903	452,077
All others	62,391	186,941	216,729

	394,185	1,429,629	2,006,403

Other operating income	160,022	136,631	121,079
Other operating expenses	(217,341)	(154,835)	(216,432)
Share of loss of associates	(20,630)	16,065	(24,017)
Net financing costs	(227,758)	(400,656)	(392,021)

	(305,707)	(402,795)	(511,391)

Income before income tax and minority interests	145,797	1,045,038	1,590,365
Income tax	(1,156)	(84,494)	(145,065)

Income before minority interests	144,641	960,544	1,445,300
Minority interests	(28,592)	(44,179)	(43,610)

Net income	116,049	916,365	1,401,690

26.	OPERATING SEGMENT DATA (continued)

	December 31,
	2001	2002	2003
Assets

Segment assets
Synthetic Fibers	2,503,998	2,872,995	3,034,919
Resins and Plastics	4,513,645	4,426,040	4,138,796
Intermediate Petrochemicals	5,348,836	5,903,756	6,090,790
Petroleum Products	6,926,731	7,063,384	7,383,556
All others	1,957,317	2,216,993	2,338,076

Total segment assets	21,250,527	22,483,168	22,986,137

Interests in associates	178,990	1,044,217	1,370,339

Unallocated:
(including Cash and cash equivalents, Deposits, Income tax recoverable, Investments, Deferred tax assets and Goodwill)	2,896,084	2,558,534	2,768,981

Consolidated assets	24,325,601	26,085,919	27,125,457

	December 31,
	2001	2002	2003
Liabilities

Segment liabilities
Synthetic Fibers	455,129	463,353	393,708
Resins and Plastics	857,181	883,852	852,185
Intermediate Petrochemicals	350,882	351,358	371,081
Petroleum Products	1,425,408	1,157,136	1,036,311
All others	156,370	189,468	175,076

Total segment liabilities	3,244,970	3,045,167	2,828,361

Unallocated:
(including Loans, Income tax payable and Deferred income)	7,659,002	8,693,785	8,933,970

Consolidated liabilities	10,903,972	11,738,952	11,762,331

26.	OPERATING SEGMENT DATA (continued)

	Years ended December 31,
	2001	2002	2003
Depreciation
Synthetic Fibers	183,969	217,979	261,810
Resins and Plastics	309,853	344,525	359,380
Intermediate Petrochemicals	445,212	520,426	648,628
Petroleum Products	270,013	346,040	409,152
All others	150,595	171,371	193,865

Consolidated depreciation expense	1,359,642	1,600,341	1,872,835

	Years ended December 31,
	2001	2002	2003
Expenditures for segment long-lived assets
Synthetic Fibers	470,090	470,066	123,335
Resins and Plastics	882,146	79,487	121,630
Intermediate Petrochemicals	1,134,557	989,103	746,555
Petroleum Products	1,483,291	666,423	188,019
All others	388,092	199,214	105,329

Consolidated expenditures for segment long-lived assets	4,358,176	2,404,293	1,284,868

27.	FINANCIAL INSTRUMENTS

Financial assets of the Company and the Group include cash and cash equivalents, deposits with financial institutions, investments, trade debtors, bills receivable, deposits, other debtors and prepayments and amounts due from related companies. Financial liabilities of the Company and the Group include bank loans, trade creditors, bills payable, accrued expenses and other creditors and amounts due to related companies. The Group does not hold or issue financial instruments for trading purposes. The Group had no positions in derivative contracts at December 31, 2002 and 2003.

(a)	Interest rate risk

The interest rates and terms of repayment of loans of the Group are disclosed in Note 20.

(b)	Credit risk

The Group’s financial instruments do not represent a concentration of credit risk because the Group deals with a variety of major financial institutions with good credit ratings, and its trade debtors are spread among a number of major industries and customers.

(c)	Foreign currency risk

The Group has foreign currency risk as certain loans and cash and cash equivalents are denominated in foreign currencies, principally U.S. dollars and Hong Kong dollars. Depreciation or appreciation of Renminbi against foreign currencies will affect the Group’s financial position and results of operations.

(d)	Fair value

Fair value estimates are made at a specific point in time and based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

27.	FINANCIAL INSTRUMENTS (continued)

The following table presents the carrying amounts and fair values of the Group’s long-term bank loans at December 31, 2001 and 2002:

	2002		2003
	Carrying amount	Fair value	Carrying amount	Fair value
Long-term bank loans	5,368,480	5,370,509	4,205,989	4,204,084

Long-term bank loans – the fair values are estimated based on applying a discounted cash flow using current market interest rates for similar financial instruments.

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

Time deposits and short-term bank loans – the carrying value is estimated to approximate fair value based on the nature or short-term maturity of these instruments.

28.	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (“U.S. GAAP”)

The Group’s accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented below.

(a)	Foreign exchange gains and losses

Under IFRS, foreign exchange differences on funds borrowed for construction are capitalized as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. In the years ended December 31, 2001, 2002 and 2003, no foreign exchange differences were capitalized to property, plant and equipment. Under U.S. GAAP, all foreign exchange gains and losses on foreign currency debt are included in current earnings. In 2001, 2002 and 2003, the U.S. GAAP adjustments represent the effect of amortization of amounts previously capitalized.

(b)	Capitalization of property, plant and equipment

In years prior of those presented herein, certain adjustments arose between IFRS and the U.S. GAAP with regard to the capitalization of interest and pre-production results under IFRS, that were reversed and expensed under U.S. GAAP. For the years presented herein, no adjustments related to the capitalization of construction costs, including capitalized interest, are necessary. Accordingly, the U.S. GAAP adjustments for 2001, 2002 and 2003 represent the amortization effect of such originating adjustments described above.

(c)	Revaluation of property, plant and equipment

In the years prior to those presented herein, the property, plant and equipment of the Company were revalued to reflect the then current fair value resulting in a revaluation surplus recorded in the Company’s financial statements. Additional depreciation charges have been taken in the years ended December 31, 2001, 2002 and 2003 on the revaluation surplus of RMB1,576,330.

Under U.S. GAAP, property, plant and equipment are stated at historical cost less accumulated depreciation. However, as a result of the tax deductibility of the revaluation, a deferred tax asset related to the reversal of the revaluation surplus is created under U.S. GAAP with a corresponding increase in shareholders’ equity.

28.	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

(d)	Capitalized interest on investment in associates

Under IFRS, investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalized. Under U.S. GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee’s activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is capitalized.

(e)	Goodwill and negative goodwill amortization

Under IFRS, goodwill and negative goodwill are amortized on a systematic basis over their useful lives.

Under U.S. GAAP, with reference to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill is no longer amortized beginning January 1, 2002, the date that SFAS No. 142 was adopted. Instead, goodwill will be reviewed for impairment upon adoption of SFAS No. 142 and annually thereafter. In addition, under U.S. GAAP, negative goodwill that existed at the date of adoption of SFAS No. 142 was written off effective January 1, 2002 as a cumulative effect of a change in accounting principle.

28.	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

(f)	Basic earnings per share

The calculation of basic earnings per share is based on the net profit under U.S. GAAP of RMB1,568,439 (2002: RMB 1,124,623, 2001: RMB 300,130) and the number of shares in issue during the year of 7,200,000,000 (2002: 7,200,000,000, 2001: 7,200,000,000). Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both years.

(g)	Recently issued accounting standards

SFAS No. 150

In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It also includes required disclosures for financial instruments within its scope. For the Group, SFAS No. 150 was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective at the beginning of the first financial year beginning after June 15, 2003. For certain mandatory redeemable financial instruments, SFAS No. 150 will be effective for the Group on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatory redeemable financial instruments. The Group currently does not have any financial instruments that are within the scope of SFAS No. 150.

28.	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

(g)	Recently issued accounting standards (continued)

FIN No. 46 and 46R

In December 2003, the FASB issued Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (FIN 46R), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, which was issued in January 2003. The Group will be required to apply FIN 46R to variable interests in Variable Interest Entities (“VIEs”) created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIEs initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognised interest being recognised as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIEs. The Group does not expect the application of this Interpretation will have a material impact on its financial statements.

28.	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

Effects on net income of significant differences between IFRS and U.S. GAAP:

	Note		Years ended December 31,
			2001		2002		2003
Net income under IFRS				116,049		916,365		1,401,690

U.S. GAAP adjustments:

Foreign exchange gains and losses	(a	)		37,054		37,054		37,054
Capitalization of property, plant and equipment	(b	)		21,703		21,703		21,703
Depreciation charge on revalued property, plant and equipment	(c	)		133,491		129,995		129,995
Capitalized interest on investment in associates	(d	)		24,318		20,996		7,045
Goodwill and negative goodwill amortization	(e	)		—		10,144		322
Cumulative effect of adopting SFAS No. 142	(e	)		—		19,828		—
Tax effect of the above adjustments				(32,485)		(31,462)		(29,370)

Net income under U.S. GAAP				300,130		1,124,623		1,568,439

Basic earnings per share under U.S. GAAP	(f	)	RMB	0.042	RMB	0.156	RMB	0.218

Basic earnings per ADS under U.S. GAAP	(f	)	RMB	4.168	RMB	15.620	RMB	21.784

28.	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

In accordance with SFAS No. 142’s disclosure requirements, a reconciliation of reported net income under U.S. GAAP to adjusted net income under U.S. GAAP is presented below.

	Years ended December 31,
	2001		2002		2003
	RMB		RMB		RMB
Reported net income under U.S. GAAP		300,130		1,124,623		1,568,439

Add : Goodwill amortization		13,448		—		—

Less: Amortization of negative goodwill		(3,304)		—		—

Adjusted net income under U.S. GAAP		310,274		1,124,623		1,568,439

Adjusted basic earnings per share under U.S. GAAP	RMB	0.043	RMB	0.156	RMB	0.218

Adjusted basic earnings per ADS under U.S. GAAP	RMB	4.309	RMB	15.620	RMB	21.784

Adjusted net income before cumulative effect of change in accounting principle under U.S. GAAP		310,274		1,104,795		1,568,439

28.	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

Effect on shareholders’ equity of significant differences between IFRS and U.S. GAAP is as follows:

	Note		December 31,
			2002	2003
Shareholders’ equity under IFRS, as previously report			13,980,196	15,021,886

U.S. GAAP adjustments:

Foreign exchange gains and losses	(a	)	(39,527)	(2,473)
Capitalization of property, plant and equipment	(b	)	(43,410)	(21,707)
Revaluation of property, plant and equipment	(c	)	(323,511)	(193,516)
Capitalized interest on investment in associates	(d	)	45,314	52,359
Goodwill and negative goodwill	(e	)	29,972	30,294
Tax effect of the above adjustments			54,171	24,801

Shareholders’ equity under U.S. GAAP			13,703,205	14,911,644

Exhibit Index

No.	Exhibit
12.1	Certification of Chairman Required by Rule 13a-14(a)

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1	Certification of Chairman Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code