Form 20-F
period 2004-12-31
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
filed 2005-06-27
CIK 908732

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-12158

(Exact name of Registrant as specified in its charter)

Sinopec Shanghai Petrochemical Company Limited

(Translation of Registrant’s name into English)

People’s Republic of China

(Jurisdiction of incorporation or organization)

No. 48 Jinyi Road, Jinshan District, Shanghai, PRC 200540

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Share	New York Stock Exchange
Class H Ordinary Shares, par value RMB1.00 per Share	The Stock Exchange of Hong Kong Limited

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Information in this Annual Report which does not relate to historical financial information may be deemed to constitute forward-looking statements. The words or phrases “may”, “will”, “expect”, “anticipate”, “plan”, “will likely result”, “estimate”, “project”, “believe”, “intends to” or similar expressions identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected in the forward-looking statements. We caution readers not to place undue reliance on any forward looking statements, which speak only as of the date made. We undertake no obligations update any forward-looking statements to reflect event a circumstance after the date on which the statements are made or reflect the occurrence of unanticipated events. Among the factors that could cause our actual results in the future to differ materially from the forward-looking statements are crude oil allocations, effects of the macroeconomic policy of The People’s Republic of China and government control of currency conversion.

EXCHANGE RATES

Unless otherwise specified, references in this Annual Report to “US dollars” or “US$” are to United States dollars, references to “HK dollars” or “HK$” are to Hong Kong dollars and references to “Renminbi” or “RMB” are to Renminbi yuan, the legal tender currency of the PRC.

We have translated amounts in this Annual Report from Renminbi to US dollars for your convenience. Except for Item 18. Financial Statements and where otherwise noted, we have used the average of the buying and selling exchange rate published daily by the People’s Bank of China (the “PBOC Rate”) on December 31, 2004 of US$ 1.00 = RMB8.2765. The convenience translations do not mean that the Renminbi amounts could have been or could be converted into US dollars at that rate or at any other rate. The noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2004 was US$ 1.00 = RMB8.2765.

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

References to sales volume are to sales to entities other than us, our divisions and subsidiaries, unless otherwise noted.

- iii -

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

A. Selected Financial Data.

Our statements of operations and cash flow data for each of the years ended December 31, 2002, 2003 and 2004 and the balance sheet data as of December 31, 2003 and 2004 are derived from our consolidated financial statements included in Item 18. Financial Statements. Our statements of operations and cash flow data for the years ended December 31, 2000 and 2001 and the balance sheet data as of December 31, 2000, 2001 and 2002 are derived from consolidated financial statements not included in this Annual Report. Our selected consolidated financial data should be read in conjunction with our consolidated financial statements, and the notes thereto, and Item 5. Operating and Financial Review and Prospects. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Item 18. Financial Statements – Consolidated Financial Statements – Note 30.

Selected Consolidated Financial Data

(in thousands, except per share and per ADS data)

	Years Ended December 31,
	2000	2001	2002	2003	2004	2004(a)
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
STATEMENTS OF OPERATIONS DATA
Amounts in accordance with IFRS:

Net sales:
Synthetic fibers	3,612,231	3,215,835	3,374,252	4,092,590	4,751,773	574,094
Resins and plastics	6,005,305	5,635,697	6,440,673	8,864,266	12,085,967	1,460,187
Intermediate petrochemicals	2,232,250	2,105,342	2,555,035	3,851,333	5,896,580	712,405
Petroleum products	7,429,253	7,735,154	7,991,243	10,329,149	13,101,919	1,582,931
Trading and others	1,449,516	925,738	1,361,766	1,805,345	2,827,820	341,648
Cost of sales	19,039,986	18,803,044	19,853,928	26,396,224	33,223,604	4,013,967
Profit from operations	1,417,322	394,185	1,429,629	2,006,403	5,025,152	607,122
Net financing costs	272,186	227,758	400,656	392,021	292,008	35,279
Income before income tax and minority interests	1,080,645	145,797	1,045,038	1,590,365	4,696,229	567,383
Net income	856,510	116,049	916,365	1,401,690	3,971,103	479,805

Basic earnings per share(b)	0.12	0.02	0.13	0.20	0.55	0.07
Basic earnings per ADS(b)	11.90	1.61	12.73	19.47	55.15	6.66
Amounts in accordance with US GAAP

Cost of sales	18,847,738	18,610,796	19,665,176	26,207,472	33,069,429	3,995,340
Profit from operations	1,609,570	586,433	1,628,525	2,221,729	5,191,926	627,271
Income before income taxes and minority interests	1,272,893	362,363	1,264,930	1,812,736	4,899,844	591,983
Taxation	229,674	33,641	115,956	174,435	665,714	80,429

Reconciliation to net income in accordance with US GAAP:
Net Income under IFRS	856,510	116,049	916,365	1,401,690	3,971,103	479,805
Adjustments to net income under IFRS:
Foreign exchange gains and losses	37,054	37,054	37,054	37,054	2,473	299
Capitalization of property, plant and equipment	21,703	21,703	21,703	21,703	21,707	2,623
Depreciation charge on revalued property, plant and equipment	133,491	133,491	129,995	129,995	129,995	15,707
Capitalized interest on investment in associates	—	24,318	20,996	7,045	36,841	4,451
Goodwill and negative goodwill amortization	—	—	10,144	322	12,599	1,522
Cumulative effect of adopting SFAS No.142	—	—	19,828	—	—	—
Deferred Tax effect of the above adjustments	(28,837)	(32,485)	(31,462)	(29,370)	(28,653)	(3,462)
Net Income under US GAAP	1,019,921	300,130	1,124,623	1,568,439	4,146,065	500,945
Basic earnings per share(b)	0.14	0.04	0.16	0.22	0.58	0.07
Basic earnings per ADS(b)	14.17	4.17	15.62	21.78	57.58	6.96

CASH FLOW DATA
Amounts in accordance with IFRS
Net cash flow generated from operating activities	2,472,956	2,387,891	1,798,320	2,276,957	4,589,711	554,547
Depreciation	1,514,710	1,359,642	1,585,823	1,850,013	1,794,120	216,773
Capital expenditures	1,572,923	4,358,176	2,404,293	1,284,868	2,205,957	266,533

Amounts in accordance with US GAAP
Depreciation	1,210,674	1,055,606	1,288,779	1,552,969	1,531,657	185,050

(a)	Translated solely for convenience into US dollars based on the PBOC Rate of US$1.00 = RMB8.2765 on December 31, 2004. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate.
(b)	The calculation of earnings per share is based on the weighted average number of shares outstanding during the year of 7,200,000,000 in each of 2004, 2003, 2002, 2001, and 2000, respectively. Earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

	December 31,
	2000	2001	2002	2003	2004	2004 (a)
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
BALANCE SHEET DATA
Amounts in accordance with IFRS:

Property, plant and equipment, net	11,726,871	11,894,420	15,809,493	16,020,104	15,206,325	1,837,289
Total assets	21,701,310	24,325,601	26,085,919	27,101,481	28,276,601	3,416,493
Short term debt(b)	3,200,245	4,106,041	4,002,315	5,574,729	5,000,305	604,157
Long term debt (excluding current portion)	1,863,776	3,463,747	4,590,891	3,206,848	2,014,614	243,414
Shareholders’ equity	13,501,634	13,063,831	13,980,196	15,021,886	18,416,989	2,225,215
Amounts in accordance with US GAAP
Property, plant and equipment, net	10,796,068	11,299,220	15,403,045	15,802,408	15,142,804	1,829,614
Total assets	20,910,128	23,840,352	25,808,928	26,991,239	28,341,321	3,424,312
Shareholders’ equity	12,710,452	12,578,582	13,703,205	14,911,644	18,481,709	2,233,035

(a)	Translated solely for convenience into US dollars based on the PBOC Rate of US$1.00 = RMB8.2765 on December 31, 2004. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate.
(b)	Including current portion of long term debt.

Dividends

The following table sets forth certain information concerning the dividends since January 1, 1994:

Dividend Period	Dividend per Share
Jan. 1, 1994-June 30, 1994	RMB 0.04 (US$0.0048)
July 1, 1994-Dec. 31, 1994	RMB0.085 (US$0.0103)
Jan. 1, 1995-June 30, 1995	RMB 0.04 (US$0.0048)
July 1, 1995-Dec. 31, 1995	RMB 0.09 (US$0.0109)
Jan. 1, 1996-June 30, 1996	RMB 0.04 (US$0.0048)
July 1, 1996-Dec. 31, 1996	RMB 0.08 (US$0.0097)
Jan. 1, 1997-Dec. 31, 1997	RMB 0.06 (US$0.0072)
Jan. 1, 1998-Dec. 31, 1998	RMB 0.03 (US$0.0036)
Jan. 1, 1999-Dec. 31, 1999	RMB 0.05 (US$0.0060)
Jan. 1, 2000-Dec. 31, 2000	RMB 0.06 (US$0.0072)
Jan. 1, 2001-Dec. 31, 2001	No dividend
Jan. 1, 2002-Dec. 31, 2002	RMB 0.05 (US$0.0060)
Jan. 1, 2003-Dec. 31, 2003	RMB 0.08 (US$0.0097)
Jan. 1, 2004-Dec. 31, 2004	RMB 0.20 (US$0.0242)

See also Item 8. Financial Information – Consolidated Statements and Other Financial Information – Dividend Policy.

Exchange Rates

The Chinese government controls its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. See Item 10. Additional Information.

The following table sets forth information concerning exchange rates between Renminbi and US dollars for the periods indicated:

	Noon Buying Rates (RMB/US$)
Period	Period End	Average(1)	High	Low
2000	8.2774	8.2784	8.2799	8.2768
2001	8.2766	8.2772	8.2786	8.2676
2002	8.2800	8.2772	8.2800	8.2669
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
December, 2004	8.2765	—	8.2767	8.2765
January, 2005	8.2765	—	8.2765	8.2765
February, 2005	8.2765	—	8.2765	8.2765
March, 2005	8.2765	—	8.2765	8.2765
April, 2005	8.2765	—	8.2765	8.2765
May, 2005	8.2765	—	8.2765	8.2765
Latest Practicable Date, June 21, 2005	8.2765	—	—	—

Source:	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.
Note:	(1)	Determined by averaging the rates on the last business day of each month during the respective period.

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

The petrochemical business is a capital intensive business. Our ability to maintain and increase our revenues, net income and cash flows depends upon continued capital spending. Our current business strategy contemplates capital expenditures for 2005 of approximately RMB 2,700 million (US$326.22 million), which will be provided through financing activities and use of our own capital. Our actual capital expenditures may vary significantly from these planned amounts due to our ability to generate sufficient cash flows from operations, investments and other factors that may be beyond our control. In addition, there can be no assurance as to whether, or at what cost, our capital projects will be completed or the success of these projects if completed.

As of March 31, 2005, we had aggregate outstanding indebtedness of approximately RMB 6,261 million (US$ 765.48 million). China Petroleum & Chemical Corporation (“Sinopec Corp”), our controlling shareholder, did not provide any guarantee or credit support for our debt for the year ended December 31, 2004 and for the three-month period ended March 31, 2005.

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

We have engaged from time to time and will continue to engage in a variety of transactions with Sinopec Corp and China Petrochemical Corporation, the controlling shareholder of Sinopec Corp, and their various subsidiaries or affiliates who provide a number of services to us, including sales and marketing, educational and community services. Our transactions with these companies are governed by a number of service and other contracts, the terms of which were negotiated on an arm’s length basis. Our business and results of operations could be adversely affected if Sinopec Corp refuses to engage in such transactions or if it seeks to amend our contracts with it in a way adverse to us. In addition, Sinopec Corp has interests in businesses which compete or are likely to compete, either directly or indirectly, with our businesses. Because Sinopec Corp is our controlling shareholder and its interests may conflict with our own interests, Sinopec Corp may take actions that favor itself over our interests.

We are controlled by Sinopec Corp, whose interests may not be aligned with yours.

As of May 31, 2005, Sinopec Corp owned 55.56% of our shares. Accordingly, it has voting and management control over us, and its interests may be different from your interests and the interests of our other shareholders. Subject to our Articles of Association and applicable laws and regulations, Sinopec Corp will be in a position to cause us to declare dividends, determine the outcome of corporate actions requiring shareholder approval or effect corporate transactions without the approval of the holders of the H shares and ADSs. Any such increase in our dividend payout would reduce funds available for reinvestment in our business and any such actions or transactions could adversely affect us or our minority shareholders. Additionally, Sinopec Corp completed its initial public offering of shares in late 2000. As a public company, Sinopec Corp may experience changes in its own business strategy and policies. Although we are not currently aware of any such changes, they could, in turn, lead Sinopec Corp to change its policies or practices toward us in ways that we cannot predict, with corresponding unpredictable consequences for our business.

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

The central and local Chinese governments continue to exercise a certain degree of control over the petrochemical industry in China by, among other things:

•	mandating distribution channels for our petroleum products;

•	setting the allocations and pricing of certain resources and services;

•	assessing taxes and fees payable;

•	setting import and export quotas and procedures; and

•	setting safety, environmental and quality standards.

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

•	permits increasing levels of foreign investment in the domestic petrochemicals industry, allowing foreign investors to own 100% of a domestic petrochemicals company from December 11, 2004;

•	will gradually relax restrictions on the import of crude oil by non-state owned companies;

•	will grant foreign-owned companies the right to import petrochemical products;

•	will permit foreign companies to distribute and market petroleum products in both retail and wholesale markets in China.

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

ITEM 4. INFORMATION ON THE COMPANY.

A. History and Development of the Company

General Information

We were established in the People’s Republic of China as a joint stock limited company under the Chinese Company Law on June 29, 1993 as Shanghai Petrochemical Company Limited. On October 12, 2000, we changed our name to Sinopec Shanghai Petrochemical Company Limited. Our registered office is at No. 48 Jinyi Road, Jinshan District, Shanghai, China 200540. Our telephone number there is (86-21) 5794-1941.

Our Predecessor

Our predecessor, Shanghai Petrochemical Complex (the “Complex”), was founded in 1972 as one of the first large scale Chinese petrochemical enterprises using advanced imported technology and equipment. Prior to June 29, 1993, the Complex was wholly-owned by China Petrochemical Corporation, at the time a ministerial level enterprise (before its restructuring in 1998, “Sinopec”). The Complex’s location was chosen because of accessibility by water and land transportation to Shanghai, the major industrial city of China, and the availability of reclaimable land. The Complex was initially under the administration of the Ministry of Textile Industry and in 1983 was placed under the administration of Sinopec.

The Complex and we, as its successor, have undergone four major stages of construction. The first stage of construction (1972-1976) included reclamation of land and the installation of 18 production units. The second stage of construction (1980-1986) increased the Complex’s capacity for processing crude oil and doubled its capacity for synthetic fiber production. The third stage of construction (1987-1992) primarily consisted of the installation of a 300,000 ton Rated Capacity ethylene unit, an additional crude oil refining unit and other units for the production of petrochemical products. The third stage of construction completed our transition from a synthetic fiber producer to a highly integrated producer of a wide variety of petrochemical products. The fourth stage of construction (2000-2002) mainly included the 700,000 ton Ethylene Expansion Project and Coal-Fired Power Plant Expansion Project which is described under Item 4. Information on the Company – Property, Plant and Equipment – Capital Expansion Program.

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

Description of Principal Capital Expenditures and Divestitures

Late in 2001, we established a Sino-foreign equity joint venture, Shanghai Secco Petrochemical Company Limited (“Secco”), together with BP Chemicals East China Investments Limited (“BP”) and Sinopec Corp. We own 20%, while BP and Sinopec Corp own 50% and 30% of the equity interest of Secco, respectively. Secco was established to build and operate a 900,000 ton Rated Capacity ethylene petrochemical manufacturing facility, to manufacture and market ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatics and by-products, to provide related after-sales services and technical advice with respect to such petrochemical products and by products, and to engage in polymers application development. Secco is expected to complete construction in 2005. Secco’s registered capital is US$901,440,964 out of which we are obligated to contribute an amount equivalent to US$180,287,952 in Renminbi prior to the end of 2005. As of December 31, 2004, our contribution amounted to RMB 1,200.5 million (US$ 145.1 million). We have been financing and expect to continue to finance this project with revenues received from our operation. For a description of capital expansion projects related to our facilities, please see Item 4. Information on the Company – Property, Plant and Equipment – Capital Expansion Program.

B. Business Overview

We are one of the largest petrochemical companies in China based on 2004 net sales and ethylene production. Our highly integrated petrochemical complex processes crude oil into a broad range of products in four major product areas:

•	synthetic fibers,

•	resins and plastics,

•	intermediate petrochemicals, and

•	petroleum products.

Based on 2004 sales volumes, we are a leading Chinese producer in each of our principal synthetic fibers and resins and plastics products. We believe that we are also a leading competitor in sales of petroleum products and intermediate petrochemicals in our regional markets.

Our net sales in each of 2004, 2003 and 2002 are summarized as follows:

Net Sales of RMB38,664 million (US$4,671.54 million) in 2004

Synthetic fibers	12.29%
Resins and plastics	31.26%
Intermediate petrochemicals	15.25%
Petroleum products	33.89%
Trading and others	7.31%
Total:	100%

Net Sales of RMB28,943 million (US$3,496.93 million) in 2003

Synthetic fibers	14.14%
Resins and plastics	30.63%
Intermediate petrochemicals	13.31%
Petroleum products	35.69%
Trading and others	6.23%
Total:	100%

Net Sales of RMB 21,723 million (US$2,624.41 million) in 2002

Synthetic fibers	15.53%
Resins and plastics	29.65%
Intermediate petrochemicals	11.76%
Petroleum products	36.79%
Trading and others	6.27%
Total:	100%

In 2004, our net sales were RMB38,664 million (US$4,671.54 million) and operating margin was 12.8%.

We derive a substantial portion of our revenues from customers in Eastern China (principally Shanghai and its six nearby provinces), an area that has experienced economic growth above the national average in recent years. We believe that we are well-positioned to take advantage of opportunities which may arise through the growth of the Chinese economy generally and in this area in particular. Shown by geographic region, our net sales by product category for each of 2004, 2003 and 2002 are as follows:

2004 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	92.96	6.18	0.86
Resins and plastics	88.87	11.00	0.13
Intermediate petrochemicals	94.06	5.24	0.70
Petroleum products	99.97	0.00	0.03

2003 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	86.14	12.98	0.88
Resins and plastics	88.67	11.27	0.06
Intermediate petrochemicals	89.54	6.20	4.26
Petroleum products	89.59	0.00	10.41

2002 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	82.91	16.57	0.52
Resins and plastics	92.35	7.58	0.07
Intermediate petrochemicals	83.22	9.37	7.71
Petroleum products	88.54	1.58	9.88

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

In the near-term, our goal is to:

•	streamline production by increasing our capacity to produce key intermediate products such as ethylene and propylene and

•	produce higher-margin products, including certain resin and plastic products, and intermediate petrochemicals by adding or expanding production capacity.

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

Principal Products

We produce over 60 different types of products representing a broad range of synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. We use many of the important petroleum products and intermediate petrochemicals we produce in producing our own downstream products. The following table shows our 2004 net sales by major product as a percentage of total net sales together with the typical uses of these products.

Product	% of net sales	Typical Use
SYNTHETIC FIBERS
Polyester staple fiber	2.44	Textiles and apparel
Acrylic staple fiber	6.60	One can be woven on its own or blended with cotton into cotton-type fabrics, the other can be woven on its own or blended with wool into wool-type fabrics and acrylic top
Acrylic top	1.83	High bulk hand knitting yarn, blankets and fabrics
Polypropylene	0.31	Industrial unwoven fabric, and textiles and apparel
Others	1.1
Sub-total	12.29
RESINS AND PLASTICS
Polyester chips	7.98	Polyester fibers, films and containers
PE pellets	12.44	Films, ground sheeting, wire and cable compound and other injection molding products such as housewares and toys
LDPE film	0.24	Agricultural greenhouse materials and packing for consumer products
PP pellets	9.28	Extruded films or sheets, injection molded products such as housewares, toys and household electric appliance and automobile parts
PVA	1.24	PVA fibers, building coating materials and textile starch
Others	0.08
Sub-total	31.26
INTERMEDIATE PETROCHEMICALS
Ethylene	2.07	Feedstock for Polyethylene, EG, PVC and other intermediate petrochemicals which can be further processed into resins and plastics and synthetic fiber.
Ethylene oxide	1.29	Intermediate for chemical and pharmaceutical industry, dyes, detergents and adjuvant
Benzene	4.18	Intermediate petrochemical products, styrene, plastics, explosives, dyes, detergents, epoxies and nylon
Butadiene	2.22	Synthetic rubber and plastics
Ethylene glycol	0.84	Fine chemicals
Others	4.65
Sub-total	15.25
PETROLEUM PRODUCTS
Gasoline	4.48	Transportation fuels
Diesel	19.81	Agricultural fuels
Jet Oil	3.69	Transportation fuels
Others	5.91
Sub-total	33.89
Trading and Others	7.31
Total	100.00

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
Light Diesel Oil
& Gasoline
Ethylene
Polymerization
LDPE
Film
Unit
Film
Ethylene
Intermediate Step
PVA
VAC
AGO
EO/EG
Unit
MEG
EO.DEG
Acrylic
Processing
Unit
Acrylic Top
Crude
Oil
Ethylene
Units
Intermediate Step
Acrylonitrile
Acrylic
Staple Fiber
Unit
Acrylic Staple
Distillation
Propylene
Polymerization
PP
PP Fiber Unit
PP Fiber
C-4 Fraction
Extraction
Butadiene
Polyester
Chips
Cracking Oil
Polymerization
Unit
VGO
Hydrocracking
Naphtha
Aromatics
Units
Paraxylene
PTA Unit
PTA
Residual
Oil
Jet Fuel& LPG
Benzene
Polyester Chips/
Polyester Melt
Filament
Spinning Unit
Industrial Long Fiber
Terylene Long Fiber
Staple Fiber
Spinning Unit
Polyester
Fiber
Gasoline & Diesel Oil
Residual Oil
Integrated
Unit
Catalytic Propylene
Acrylonitrile
Unit
LPG
Asphalt
Fuel Oil
Extraction
MTBE Unit
MTBE
Methanol
delayed
Coling
Unit
Diesel Oil
Coking Gasoline
Coke (Petroleum Coke)

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

Propylene – Propylene is either processed directly into PP resins or is further processed into other intermediate petrochemicals such as acrylonitrile, acetonitrile, hydroxyl acetonitrile and sodium cyanide. Acrylonitrile is used in producing acrylics.

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

Raw Materials

Crude Oil

Crude oil is our primary raw material and the most significant raw material we purchase from outside sources. In 2004, crude oil accounted for approximately 58.58% of our total cost of sales. Accordingly, the supply and price of crude oil are key factors in determining our profitability.

Allocation and Transportation – The Chinese government exercises centralized management and control of the distribution of all crude oil, whether from domestic or foreign sources, and major petroleum products within China. Under this system, all our crude oil must be allocated by Sinopec Corp. During 2004, we did not experience any significant problems in obtaining sufficient crude oil to meet our production needs.

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

We have received confirmation from Sinopec Corp that we will receive an allocation of 0.55 million tons of domestic onshore and offshore crude oil and 9.15 million tons of foreign crude oil in 2005. Sinopec Corp has further confirmed that, subject to China’s national crude oil policy, it will continue to allocate sufficient quantities and appropriate kinds of crude oil to us, including domestic onshore, domestic offshore and foreign crude oil, for our anticipated annual needs. We anticipate fully utilizing our 2005 allocation of crude oil. We believe that the mix of crude oil feedstocks currently available is satisfactory for our 2005 production capacity and targets. Additionally, as part of China’s commitment at its accession into WTO, certain non-state-owned enterprises have been granted an increasing quota to import crude oil. Although we do not expect to obtain crude oil through this channel in the foreseeable future due to the current crude oil allocation system, this may provide us with an alternative source of crude oil supply.

Crude Oil Mix – Our refining equipment is designed to process certain grades of crude oil. Therefore, the origin and quality of the crude oil available can be important to our business. We believe, as we are significantly increasing usage of foreign crude oil, we will continue to be able to obtain such foreign crude oil that is compatible with our refining equipment. The overall mix of foreign versus domestic crude oil we process in 2005 will depend on a variety of factors, including the amount of future allocations of domestic onshore crude oil and the availability, price, quality, processing profitability and compatibility with our refining capabilities of foreign crude oil. Provided there are no significant modifications to the existing crude oil allocation policy, we believe that sufficient supplies of crude oil will be available on the domestic or international markets for our 2005 production capacity and goals.

In 2004, our crude oil was sourced as follows:

Shengli Oilfield in Shandong Province	0.27%
Domestic offshore and foreign crude oil	99.73%
Total:	100%

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

Pricing – The price of domestic onshore crude oil is controlled by China National Petroleum Corporation (“CNPC”) and Sinopec Group based on government pricing policies, while the price of domestic offshore and foreign crude oil is generally allocated to us at prevailing international market prices. The average cost of foreign and domestic offshore crude oil in 2004 was RMB 2,302(US$278.1) per ton and RMB 2,472(US$298.7) per ton, respectively. In 2004, we processed 459,300 tons of domestic offshore crude oil and 8.5707 million tons of foreign crude oil.

Beginning June 1998, the Chinese government established a unified pricing system for crude oil. Each month, the National Development and Reform Commission (“NDRC”) established an indicative price for each grade of domestic onshore crude oil based on comparable international market prices, inclusive of any duties that would have been imposed had the oil been imported. The actual price for domestic onshore oil would be such indicative price plus a surcharge. This surcharge was determined by CNPC and Sinopec Group to reflect any transportation and other miscellaneous costs that would have been incurred in having the oil delivered to various refineries. In March 2001, the NDRC ceased publishing an indicative price. Instead, the indicative price for domestic onshore oil is calculated and determined directly by CNPC and Sinopec Group based on the principles and methods formerly applied by the NDRC. Beginning in 2000, Sinopec Group adopted a new pricing mechanism for Shengli Crude Oil and now sets the price by reference to international crude oil prices. Although this more closely reflects trends in international markets, the timing of the price adjustments can result in prices that differ significantly from the then current international market prices.

In 2004, we processed 79,400 tons of Shengli Crude Oil. The average price we paid for Shengli Crude Oil was RMB1,702 (US$205.6) per ton.

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

We expect that our total requirement for coal to generate electricity in 2005 will be approximately 1.40 million tons. In 2004, we consumed approximately 1.57 million tons of coal, a decrease from 2003 of approximately 0.05 million tons.

Other Raw Materials

We produce most of the raw materials used as feedstock for our operations. If any of these raw materials, other than ethylene, becomes unavailable from internal production, we believe that there are sufficient alternative sources at reasonable prices and the unavailability of raw materials from internal sources will not have a significant effect on our operations and profitability.

We purchase some ancillary raw materials from outside sources. These raw materials include methanol, ammonia, sodium hydroxide, sulfur, acetone, acrylonitrile, PTA, propylene and a variety of catalytic agents. In 2004, the total cost of these materials accounted for approximately 18.34% of our total cost of sales. We do not expect any difficulties in obtaining a supply of any of these ancillary raw materials in amounts sufficient to meet our needs in the foreseeable future.

Sales and Marketing

Distribution

The distribution of our petroleum products is still subject to government regulations. We are required to sell certain petroleum products to the subsidiaries of Sinopec Group or customers designated by Sinopec Group. However, we have the autonomy to decide on the distribution of our other products in line with market conditions.

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

We use short-term contracts to sell most of our products. We did not experience significant write-offs or defaults on our accounts receivable or other trade accounts in 2005. We generally do not experience seasonal fluctuations in product sales.

Product breakdown

Synthetic Fibers – In 2004, 4.0% of our synthetic fiber products were purchased by provincial and municipal government trading companies that act as intermediaries between us and end-users. No single customer accounted for more than 16.8% of our sales of synthetic fibers in 2004.

Resins and Plastics – In 2004, approximately 5.3% of our resins and plastics sales were to provincial and municipal government trading companies and approximately 62.0% were sold to industrial users. No single customer accounted for more than 10.6% of our sales of resins and plastics in 2004.

Intermediate Petrochemicals – We sell a variety of intermediate petrochemicals, few of which are sold in substantial quantities.

Shanghai Chlor-Alkali Chemical Co. Ltd. (“Chlor-Alkali”) is the principal outside consumer of our ethylene. In 2004, we sold 90,000 tons of ethylene to Chlor-Alkali, all of which was made outside of the State Plan and sold at market prices. We expect to sell 90,000 tons of ethylene to Chlor-Alkali in 2005.

Petroleum Products – In 2004, our primary gasoline and diesel customers were wholesale distribution companies owned by local and provincial government entities in eastern China. We sold residual oil directly to industrial end-users for use as industrial fuel and as feedstock to produce high-margin petroleum products.

Product Pricing

Most of our products other than petroleum products are permitted to be sold at market prices. However, among our major products, three types of petroleum products, gasoline, diesel and jet fuel, and some other products, remain subject to varying degrees of government pricing control and are, accordingly, sold at prices set by the Chinese government. In 2002, 2003 and 2004, approximately 60%, 59% and 57% of our net sales were from products subject to price controls. Price controls may apply to these products in various ways. In some cases, they are applied only to a portion of our sales of the controlled product or to only a portion or none of one of our competitor’s output. We believe that the Chinese government will continue relaxing state control over the pricing of petrochemical products.

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

Competition

We compete principally in the Chinese domestic market where 99% of our products were sold in 2004. In addition, the limited transportation infrastructure in China and the difficulties involved in transporting petrochemical products force companies to compete primarily on a regional basis. In 2004, 94% of our net sales were made to customers in Shanghai and its six nearby provinces.

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

The Domestic Competitive Environment

Prior to 1993, because distribution and pricing of our products were determined in accordance with the State Plan, we did not operate in a competitive environment. With the liberalization of control over pricing and product allocation by the Chinese government, competition in the domestic market has been gradually increasing.

Foreign Competition and the World Trade Organization

China joined the WTO on December 11, 2001. As part of its membership commitments, China agreed to eliminate some tariff and non-tariff barriers to foreign competition in the domestic petrochemical industry that benefited us in the past. In particular, China has reduced tariffs on imported petrochemicals products that compete with ours to 2% to 12.9% from 5% to 17% with further reductions planted until they reach a range of between 0% and 6.5%, and

•	permits increasing levels of foreign investment in the domestic petrochemicals industry, allowing foreign investors to own 100% of a domestic petrochemicals company from December 11, 2004;

•	will gradually relax restrictions on the import of crude oil by non-state owned companies;

•	will grant foreign-owned companies the right to import petrochemical products; and

•	will permit foreign companies to distribute and market petroleum products in both retail and wholesale markets in China.

As a result of these measures, we will likely face increased competition from foreign companies and imports in the near future and longer term. Changes in crude oil import and distribution could potentially affect our current supply arrangements with Sinopec Corp.

Prior to its entry into the WTO, the Chinese government took early steps to reduce protection from import barriers. Tariffs have been gradually reduced beginning in 1997. Foreign imports are likely to reduce the prices for domestic petrochemical products and may reduce our net sales. Nevertheless, we believe that our products have been, and will continue generally to be, competitive with imports. These early steps and recent tariff reductions have exposed us to international competition early and should help us meet increased competition as China’s WTO entry begins to affect our markets.

In addition to tariff reductions, China is liberalizing the import of crude oil and the distribution of processed oil and other petrochemical products. Import and export of crude oil has historically been limited to designated state-owned companies. China agreed to allocate 7.2 million tons of crude oil to non-state traders in 2002 and to increase this amount by 15% each year for 10 years, at which time the growth rate will be reviewed by interested WTO member countries. Similarly, several categories of processed oil are also subject to state trading. China will allocate 4 million tons of processed oils to non-state traders and increase this amount by 15% annually for 10 years. Review of this amount by member countries will occur in 2004. In concurrent commitments, China has agreed that minority foreign-owned enterprises would receive trading rights by December 11, 2002, majority foreign-owned enterprises would receive trading rights by December 11, 2003 and wholly foreign-owned enterprises would receive trading rights by December 11, 2004. These changes could, in the long-term, open up alternative sources of crude oil that are not available to us today. We also expect that they will create additional foreign investment in China’s petrochemical industry and additional competition for us.

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

Synthetic Fibers

In 2004, we had approximately a 2.67% share and imports had approximately a 10.01% share of total domestic polyester, acrylic and polypropylene consumption. We attribute the high level of imports to a variety of factors, including a shortage in the domestic supply and the importation of synthetic fibers into special economic zones in China, where tariffs are not imposed on imports processed for re-export.

The following table summarizes the competitive position of our principal synthetic fibers according to domestic sales in 2004.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal domestic competitor’s share of consumption	Imports’ share of consumption
Polyester staple fiber	2.16	4	Jiangsu	10.77	10.77
Acrylic	19.94	1	Jilin	7.01	41.08

Sources: Statistics provided to us by the Sinopec Group and the China National Council of Textiles. For reference only.

Resins and Plastics

In 2004, we had approximately a 5.74% share and imports had approximately a 31.28% share of total domestic resins and plastics consumption. The following table summarizes the competitive position of our principal resins and plastics products according to domestic sales in 2004.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
Polyester chips	4.58	2	Jiangsu	7.71	2.20
PVA granules	14.51	4	Anhui	21.00	10.21
PE	6.24	2	Beijing	6.79	52.19
PP	6.00	1	Jiangsu	5.64	38.10

Sources: Statistics provided to us by Sinopec Group. For reference only.

Intermediate Petrochemicals

In 2004, we were one of the largest sellers of intermediate petrochemicals in China and had a 7.25% share of the total domestic consumption. Imports had approximately a 37.89% share of domestic consumption. Ethylene, benzene and butadiene are our major intermediate petrochemical products. We are currently the largest ethylene producer in China.

Petroleum Products

In 2004, we had a 2.62% share of the total domestic petroleum products market while imports had a 6.61% share. Although we have one of the largest refining capabilities in China, we use most of our refining capacity to produce feedstock for our own downstream processing of petrochemical products.

The domestic markets for each of our major petroleum products are geographically concentrated because these markets tend to be highly localized with individual producers controlling a large share of the markets in their locality. In 2004, we sold approximately 99.97% of our petroleum products in Shanghai and its six nearby provinces.

Environmental Protection

We are subject to national and local environmental protection regulations which currently impose a graduated schedule of fees for the discharge of waste substances, require the payment of fines for pollution and provide for the forced closure of any facility which fails to comply with orders requiring it to cease or cure certain environmentally damaging practices. We have established environmental protection systems to treat certain of our waste materials and to safeguard against accidents. Because of the nature of our business, however, we store and discharge into the environment a significant amount of waste substances. During 2004, we were assessed a total of RMB22.50 million (US$2.72 million) in fees for discharges of waste substances. As of March 31, 2005, we had not been assessed any fines for environmental violations and there were no actions pending or, to our knowledge, threatened which would result in the assessment of such a fine.

We believe our environmental protection facilities and systems are adequate for the existing national and local environmental protection regulations. However, there can be no assurance that Chinese national or local authorities will not impose additional regulations which would require additional expenditures in respect of environmental matters in the future.

Insurance

We currently maintain insurance coverage with Sinopec Group which, as of December 31, 2004, was approximately RMB 21.8 billion (US$ 2.63 billion) on our property and facilities and approximately RMB 3.4 billion (US$ 410.8 million) on our inventory. Transportation vehicles and products in transit are not insured by Sinopec Group. We maintain insurance policies for these assets with The People’s Insurance Company of China. The Sinopec Group insurance coverage is compulsory and applies to all enterprises controlled by Sinopec Group, pursuant to guidelines of Sinopec Group which may not be legally enforceable against Sinopec Group. Thus, there is doubt under Chinese law as to whether we could enforce insurance claims against Sinopec Group.

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

Government Regulations

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

C. Organizational Structure.

Our Subsidiaries

Our significant subsidiaries are listed below. All of the subsidiaries named below are incorporated in China.

Subsidiary Name	Our ownership interest and voting power
(%)
Shanghai Petrochemical Investment Development Company Limited	100
SPC Marketing Development Corporation	100
China Jinshan Associated Trading Corporation	80
Shanghai Jinhua Industrial Company Limited	81.46
Shanghai Jindong Petrochemical Industrial Company Limited	60
Shanghai Golden Way Petrochemical Company Limited	75
Shanghai Jinchang Engineering Plastics Company Limited	50.38
Shanghai Golden-Phillips Petrochemical Company Limited	60
Zhejiang Jin Yong Acrylic Fiber Company Limited	75
Shanghai Petrochemical Enterprise Development Company Limited	100
Shanghai Golden Conti Petrochemical Company Limited	100

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

Overview

Sinopec Corp is an integrated petroleum and petrochemical company with upstream, midstream and downstream operations. Based on the turnover in 2004, Sinopec Corp is the largest listed company in China and one of the largest petroleum and petrochemical companies in both China and Asia. Sinopec Corp is one of the largest refiners, distributors and marketers of gasoline, diesel, jet fuel and most other major refined products in China and Asia with principal markets in the eastern and southern regions of China. Sinopec Corp is also a producer and distributor of petrochemicals in China and additionally explores, develops and produces crude oil and natural gas principally to supply its refining and chemical operations.

Subsidiaries

Details of Sinopec Corp’s principal subsidiaries are given in the table below. Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, all of the above principal subsidiaries are incorporated in China.

Name of company	Sinopec Corp’s direct attributable equity interest	Principal activities
	%
Sinopec Beijing Yanhua Petrochemical Company Limited	70.01	Manufacturing of chemical products
Sinopec Shengli Oilfield Company Limited	100.00	Exploration and production of crude oil and natural gas
Sinopec Sales Company Limited	100.00	Marketing and distribution of refined petroleum products
China Petrochemical International Company Limited	100.00	Trading of crude oil and petrochemical products.
Sinopec Shanghai Petrochemical Company Limited	55.56	Manufacturing of synthetic fibers, resin and plastics, intermediate petrochemical products and petroleum products
Sinopec Yangzi Petrochemical Company Limited	84.98	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Qilu Petrochemical Company Limited	82.05	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Yizheng Chemical Fiber Company Limited	42.00	Production and sale of polyester chips and polyester fibers
Sinopec Zhenhai Refining and Chemical Company Limited	71.32	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Wuhan Phoenix Company Limited	40.72	Manufacturing of petrochemical products and petroleum products
Sinopec Shijiazhuang Refining-Chemical Company Limited	79.73	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Zhongyuan Petroleum Company Limited	70.85	Exploration and production of crude oil and natural gas
Sinopec Wuhan Petroleum Group Company Limited	46.25	Marketing and distribution of refined petroleum products
Sinopec Fujian Petrochemical Company Limited	50.00	Manufacturing of plastic, intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited	72.40	Trading of crude oil and petroleum products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	60.00	Marketing and distribution of refined petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	60.00	Marketing and distribution of refined petroleum products

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

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for petroleum products and intermediate petrochemicals in 2004:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate(%)
Crude oil distillation units (2)	8,800,000	96.64
Hydrocracker (2)	3,000,000	75.66
Ethylene units (2)	850,000	104.89
Aromatics unit	235,000	89.46
PTA unit	280,000	108.82
EO/EG unit	225,000	91.61
Acrylonitrile unit	130,000	99.90
Acetaldehyde unit	42,000	105.32
Acetic acid unit	45,000	51.70
Cracking and catalyzing	1,000,000	96.75
Delayed Coling	1,000,000	104.84

Our two crude oil distillation units were designed and built in China. In 2004, the actual amount of crude oil we processed was approximately 9.11 million tons. Our hydrocracker uses technology from United Oil Products Corporation of the United States. Our first ethylene unit uses technology from Mitsubishi Petrochemical Corporation of Japan. The second ethylene unit uses technology from ABB Lummus Global Inc. of the United States. The aromatics unit uses technology from Universal Oil Products Corporation of the United States. The PTA unit uses technology from Mitsui Petrochemical Corporation of Japan. The EO/EG unit was constructed using technology from Scientific Design Corporation of the United States.

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for resins and plastics and synthetic fibers in 2004:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate(%)
Polyester units (3)	550,000	98.76
Polyester staple units (2)	155,600	90.73
Polyester filament units (4)	66,900	52.40
Acrylic staple fiber units (3)	189,000	110.75
Acrylic top units (1)	29,500	115.32
Polyethylene units (3)	543,000	100.48
Polyethylene film blowing facilities (2)	42,000	32.93
PP units (3)	400,000	108.70
PP staple fiber unit	17,000	133.17
PVA unit	86,000	110.16

Our polyester units use technology from Kanebo Corporation of Japan and E.I. Dupont DeNemours & Co. Inc. (“Dupont”) of the United States. The polyester staple units use technology from Teijin of Japan and Jima of Germany as well as Chinese technology. The polyester filament units use technology from Murata Manufacturing Company Limited and Teijin Corporation of Japan, Barmag AG of Germany and Dupont. We produce polyethylene in three units, two LDPE units which use technology from Mitsubishi Petrochemical Corporation of Japan and BASF LDPE of Germany and one HDPE unit uses the Borstar bimodal polyethylene technology from Northern European Chemical Engineering Company.

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

Transportation-Related Fixtures

Crude oil, our principal raw material, is transported by pipeline to the coast and then by oil tanker to the oil terminal wharf at Chenshan. Our products leave the factory by water, rail, road and pipeline. In 2004, approximately 50% of our products by sales volume were collected by customers from our premises, and we delivered the balance. Our major ethylene customer is supplied via a pipeline. Some of the products collected by customers were also transported using our facilities.

Wharfs

We own two chemical wharfs at Jinshan with four berths of 3,000, 5,000, 10,000 and 25,000 tons. We also own a connecting pipeline capable of loading up to approximately 1.4 million tons of chemical products annually onto ocean-going barges and ships. In 2004, products representing 33% of total sales volume were shipped from the wharf. We also have a facility to load ships and barges which use the region’s inland waterways. In 2004, products representing 15% of total sales volume were shipped from these facilities. We believe that we have a competitive advantage because a greater proportion of our products are shipped by water as opposed to rail and truck, which is subject to capacity constraints on China’s rail and highway networks. Additionally, we own facilities for receiving crude oil and coal at docks that we own and transporting such materials by pipeline or conveyor to our production facilities.

We own an oil terminal wharf at Chenshan, Zhapu, Pinghu County, Zhejiang Province, which is comprised of two berths, each of which is capable of handling 45,000 ton vessels. Two 25 kilometer pipelines connect this oil terminal wharf with our facilities.

Rail

We own a railroad loading depot with an annual capacity of 500,000 tons. The depot provides access via a spur line to the national Chinese railway system. In 2004, products representing 1% of total sales volume were transported from the factory by rail. Our ability to transport products by rail is limited because of China’s overburdened railway system, the use of which remains strictly controlled and allocated by the Chinese government.

Capital Expansion Program

Our principal capital expansion projects for the near term are summarized in the table and further described below. In aggregate, we expect that total investment in the projects described will be approximately RMB2.7 billion (US$ 326.2 million) in 2005. This amount will be funded internally and by bank loans. In 2002, 2003 and 2004, we invested RMB 2,404 million (US$ 290.4 million), RMB 1,284.9 million (US$ 155.2 million) and RMB2,206.0 million (US$266.5 million) respectively, in capital expansion projects.

Name of Project	Existing Rated Capacity (tons/year)	Added Rated Capacity (tons/year)	Percent Increase (%)	Expected Completion Date	Status
REFINING CAPACITY EXPANSION
No. 1 Distillation Unit Relocation and Renovation	2,800,000	5,200,000	185	2005	Under construction
EXPANSION OF NEW AND EXISTING DOWNSTREAM PRODUCTION FACILITIES
380,000-ton EG Unit	N/A	380,000	N/A	2006	Under construction
12,000-ton/year Terylene Industrial Filament Expansion Project	N/A	12,000	N/A	2005	Under construction
400,000-ton/year PTA Unit Renovation	280,000	120,000	42	2005	Under construction

OTHER PROJECTS
200MW Power Plant Expansion	325MW	2nd phase 100 MW	30	2008	Preliminary development
Flue Gas Desulphurization (“FGD”)	N/A	N/A	N/A	2006	Preliminary development
Material transportation line between our company and Secco	N/A	N/A	N/A	2005	Under construction

N/A – not applicable.

Refining Capacity Expansion Plans

To meet the requirements of the planned ethylene expansion and to increase our capability to meet demand for higher-margin petroleum products, we are expanding and renovating our oil refining facilities. The principal projects are:

•	Renovating our existing No. 1 atmosphere and vacuum distillation facility to increase the facility’s Rated Capacity from 2.8 million tons to 8.0 million tons. This renovation was commenced in 2003 and is expected to be completed by the end of 2004 and commence production in 2005.

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

To increase production capacity for higher-margin products we:

•	will add a facility for producing ethylene glycol with 10,000 tons Rated Capacity to increase our production capacity of ethylene glycol. Construction will commence in 2005 and is expected to be completed in 2006.

•	We will implement the 12,000-ton/year Terylene Industrial Long Fiber Expansion Project and increase the output of higher-margin synthetic fibers, which is expected to be completed in 2005. To meet the demand for feedstock of downstream polyester, we will implement renovations on the 400,000-ton/year PTA unit, which is expected to be completed in several phases in 2005.

Other Projects

In order to adjust our capital expansion projects, the development of a crude oil pier and depot on Cezi Island at Zhoushan, near Shanghai has been acquired by Sinopec Corp. Furthermore, the first phase of our 200MW coal-fired power plant expansion has been completed and commenced operation at the end of 2002. We plan to continue the construction of the second phase in our 100MW coal-fired power plant, which is expected to be completed in 2008. To control and reduce the volume of sulphur dioxide emission to protect the environment, we plan to implement an FGD project with a capacity of 1 million cubic meter of flue gas per hour.

In addition to the foregoing projects, ongoing technological improvements and other small scale capital expansion projects, we are exploring expansion opportunities through acquisitions and other business combinations. We believe that acquisitions will become an increasingly important component of our expansion strategy.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results.

General

Our financial performance has been affected by factors arising from operating in a planned economy which are beyond our control. However, with China’s WTO accession, the impact of these factors has gradually been decreasing.

In 2004, the world economy continued to improve. China’s economy also continued its rapid growth. In 2004, the petrochemical industry experienced a relative peak period in this industrial business cycle. Accordingly, we experienced dramatic increases in the weighted average prices of most of our major products due to significant rises in the market prices for these products related to sharply rising crude oil prices and increased demand for our products. In addition, we continued to optimize our production and operation system, and maintained strict control of production costs (other than raw materials) while maintaining operation of key production facilities at a high level of capacity utilization. These factors contributed to a dramatic increase in our 2004 operating results as compared with 2003.

You should read the following discussion and analysis in conjunction with our audited financial statements and our selected financial data, in each case, together with the accompanying notes included elsewhere in this annual report. Our audited financial statements have been prepared in accordance with IFRS. IFRS differs in a number of significant respects from US GAAP. Note 30 to our audited financial statements, included elsewhere in this annual report, contains information relating to the nature and effect of significant differences between IFRS and US GAAP as they relate to us and provides a reconciliation to US GAAP of our net income and shareholders’ equity.

Critical Accounting Policies

The following discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We based our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, our management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

Our principal accounting policies are set forth in Note 2 to our consolidated financial statements. The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. To enhance our readers’ understanding of our business activities, we have identified critical accounting policies. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Impairments

If circumstances indicate that the net book value of an asset or an investment may not be recoverable, the asset may be considered “impaired,” and an impairment loss may be recognized in accordance with IAS 36 “Impairment of Assets.” We review the carrying amounts of long-lived assets periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. We test these assets for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the estimated recoverable amount. The amount of impairment loss is the difference between the carrying amount of the asset before the reduction and the estimated recoverable amount. The recoverable amount is the greater of the estimated net selling price and the value in use. It is difficult to precisely estimate selling prices because quoted market prices for our assets are often not readily available. In determining the value in use, we discount cash flows that we expect the asset to generate to their present value. Determining cash flows that we expect an asset to generate requires significant judgment in terms of projection of cash flows for future years and the assumption on the pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Under US GAAP, we are required to record an impairment to write down an asset that is considered impaired to its estimated fair value. Such fair value is generally determined using the discounted cash flow method, which is similar to that used for determining the assets’ value in use under IFRS. Under US GAAP, an asset is considered impaired if its carrying value exceeds the estimated future undiscounted cash flows to be generated by that asset.

For the year ended December 31, 2004, RMB34 million of impairment losses were recognized for long-lived assets related to our synthetic fiber segment (for the year ended December 31, 2003: RMB25 million impairment losses recognized for long-lived assets of synthetic fiber segment; for the year ended December 31, 2002: nil) in our audited income statement.

Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. We review the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. There have been no significant changes to the original estimates of useful lives or residual values in 2002, 2003 and 2004.

Provision for Doubtful Debts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make the required payments. Our provisions are based on the aging of the trade debtor balance, customer credit-worthiness, and historical write-off experience. If the financial condition of our customers were to deteriorate, the amount of actual write-offs might be higher than what we expected.

The following table summarizes the changes in allowances for doubtful debts for the years ended December 31, 2002, 2003 and 2004:

	Years ended December 31,
	2002	2003	2004
As of January 1,	33,752	43,339	39,811
Provision for the year	17,041	33,644	22,814
Written-off	(7,454)	(37,172)	(17,434)

December 31,	43,339	39,811	45,191

Recently Issued International Financial Reporting Standards

The International Accounting Standards Board (“IASB”) has issued a number of new and revised International Financial Reporting Standards and International Accounting Standards (collectively new “IFRSs”) which are applicable to us for accounting periods beginning on or after January 1, 2005.

We have not early adopted these new IFRSs in the financial statements for the year ended December 31, 2004. We have completed a preliminary assessment of the impact of these new IFRSs to the extent that they are applicable to us. The following is a brief summary of the key features of these new IFRSs and our preliminary assessments:

IFRS 2

In February 2004, the IASB issued IFRS 2, “Share-based Payment”. IFRS 2 addresses the accounting for share-based payment transactions in financial statements and requires an entity to measure the employee service received and the liability incurred at the fair value of the instrument at the grant date, and re-measure the fair value of the liability at each balance sheet date until the final settlement of the liability. Currently, we do not expect the application of IFRS 2 will have a material impact on our consolidated financial position or consolidated results of operations.

IFRS 3

In March 2004, the IASB issued IFRS 3, “Business Combinations” and replaced IAS 22 “Business Combinations” and related Interpretations. IFRS 3 requires all business combinations within its scope to be accounted for using the purchase method. IFRS 3 also requires positive goodwill to be tested for impairment annually and stated at cost less accumulated impairment losses, and negative goodwill be recognized immediately in the income statement on acquisition. In preparation of financial statements for the year ended December 31, 2004 and all previous years, goodwill arising on acquisition was recognized in the balance sheet as an asset and amortized on a straight-line basis over its estimated useful life of 10 years. Under the new IFRS 3, the goodwill reflected in the financial statements will no longer be amortized, but stated net of impairment losses at the balance sheet date. According to IFRS 3, the new IFRS shall be applied prospectively. As at December 31, 2004, the unamortized goodwill balance under IFRS amounted to RMB 22 million.

IFRS 5

In March 2004, the IASB issued IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”. IFRS 5 requires that assets or disposal groups that are classified as held for sale are carried at the lower of carrying amount and fair value less costs to sell. IFRS 5 replaced IAS 35, “Discontinued Operations” and classifies an operation as discontinued at the date the operation meets the criteria to be classified as held for sale or when the entity has disposed of the operation. We cannot determine the potential effects that application of IFRS 5 will have on our consolidated financial statements.

IAS 1

In December 2003, the IASB issued IAS 1 (Revised 2003), “Presentation of Financial Statements” and replaced IAS 1 (Revised 1997). IAS 1 (Revised 2003) requires disclosure of an entity’s judgments and assumptions on application of its accounting policies. Additionally, IAS 1 (Revised 2003) provides further guidance on classification of assets and liabilities. Currently, we do not expect the application of IAS 1 (Revised 2003) will have a material impact on our consolidated financial position or consolidated results of operations.

IAS 2

In December 2003, the IASB issued IAS 2 (Revised 2003), “Inventories” and replaced IAS 2 (Revised 1993) and a related Interpretation. IAS 2 (Revised 2003) eliminates the allowed alternative to measure inventories using the last-in, first-out (“LIFO”) method. Additionally, IAS 2 (Revised 2003) requires finance costs of inventories purchased with deferred settlement terms to be accounted for separately over the period of financing. Currently, we do not expect the application of IAS 2 (Revised 2003) will have a material impact on our consolidated financial position or consolidated results of operations.

IAS 8

In December 2003, the IASB issued IAS 8 (Revised 2003), “Accounting Policies, Changes in Accounting Estimates and Errors” and replaced IAS 8. IAS 8 (Revised 2003) requires retrospective application of voluntary changes in accounting policies and retrospective restatement to correct prior period errors and eliminates the allowed alternative to include such adjustment in the current period income statement. IAS 8 (Revised 2003) requires, rather than encourages, disclosure of an impending change in accounting policy when an entity has yet to implement a new Standard or Interpretation that has been issued but not yet come into effect. Currently, we do not expect the application of IAS 8 (Revised 2003) will have a material impact on our consolidated financial position or consolidated results of operations.

IAS 16

In December 2003, the IASB issued IAS 16 (Revised 2003), “Property, Plant and Equipment” and replaced IAS 16 (Revised 1997) and related Interpretations. IAS 16 (Revised 2003) requires an entity to determine cost, useful life and depreciation charge separately for each significant part of an item of property, plant and equipment, and reverse the recognitions the carrying amount of a part of an item of property, plant and equipment if that part has been replaced. IAS 16 (Revised 2003) also requires an entity to include the costs of dismantlement, removal of restoration, the obligation for which an entity incurs as a consequence of installing the item in the cost of property, plant and equipment. Currently, we do not expect the application of IAS 16 (Revised 2003) will have a material impact on our consolidated financial position or consolidated results of operations.

IAS 17

In December 2003, the IASB issued IAS 17 (Revised 2003), “Leases” and replaced IAS 17 (Revised 1997). IAS 17 (Revised 2003) requires a lump sum lease of land and building to be split into a lease of land and a lease of building, in proportion to the relative fair values of the leasehold interests in the land and building elements of the lease, and account for the lease of land and lease of building separately by applying the classification criteria in the standard. Currently, we do not expect the application of IAS 17 (Revised 2003) will have a material impact on our consolidated financial position or consolidated results of operations.

IAS 21

In December 2003, the IASB issued IAS 21 (Revised 2003), “The Effects of Changes in Foreign Exchange Rates”, which replaced IAS 21 (revised 1993) and related Interpretation. IAS 21 (Revised 2003) requires each individual entity included in a reporting entity to determine its functional currency and measure its results and financial position in that currency and stipulates that an entity previously classified as an integral foreign operation will have the same functional currency as the reporting entity. Furthermore, IAS 21 (Revised 2003) disallows capitalizing exchange differences resulting from a severe devaluation or depreciation of a currency against which there is no means of hedging, and requires such differences be recognized in the income statement. Currently, we do not expect the application of IAS 21 (Revised 2003) will have a material impact on our consolidated financial position or consolidated results of operations.

IAS 24

In December 2003, the IASB issued IAS 24 (Revised 2003), “Related Party Disclosures”, which replaced IAS 24 (reformatted 1994). IAS 24 (Revised 2003) expands the scope of related parties and removes the exemption of profit-oriented state controlled entities from disclosing transactions with other state-controlled entities. IAS 24 (Revised 2003) also requires additional disclosures, including the compensation of key management personnel. Currently, we do not expect the application of IAS 24 (Revised 2003) will have a material impact on our consolidated financial position or consolidated results of operations.

IAS 27

In December 2003, the IASB issued IAS 27 (Revised 2003), “Consolidated and Separate Financial Statements”, which replaced IAS 27 (Revised 2000) and a related Interpretation. IAS 27 (Revised 2003) modifies the conditions for exempting a parent from preparing consolidated financial statements and the conditions for excluding subsidiaries from consolidation. IAS 27 (Revised 2003) also requires minority interests to be presented within equity, separately from the parent shareholders’ equity. In addition, IAS 27 (Revised 2003) prohibits the use of the equity method of accounting for investments in subsidiaries, jointly controlled entities and associates in a parent’s separate financial statements. Currently, we do not expect the application of IAS 27 (Revised 2003) will have a material impact on our consolidated financial position or consolidated results of operations.

IAS 28

In December 2003, the IASB issued IAS 28 (Revised 2003), “Investment in Associates”, which replaced IAS 28 (Revised 2000) and related Interpretations. IAS 28 (Revised 2003) clarifies its scope and the circumstances for which investments in associates must be accounted for using the equity method. Currently, we do not expect the application of IAS 28 (Revised 2003) will have a material impact on our consolidated financial position or consolidated results of operations.

IAS 32

In December 2003, the IASB issued IAS 32 (Revised 2003), “Financial Instrument: Disclosure and Presentation”, which replaced IAS 32 (Revised 2000) and related Interpretations. IAS 32 (Revised 2003) clarifies the principle for classifying a financial instrument, and introduces additional disclosures. Currently, we do not expect the application of IAS 32 (Revised 2003) will have a material impact on our consolidated financial position or consolidated results of operations.

IAS 33

In December 2003, the IASB issued IAS 33 (Revised 2003), “Earnings Per Share”, which replaced IAS 33 (Revised 1997) and a related Interpretation. IAS 33 (Revised 2003) provides guidance and illustrative examples on selected complex matters in respect of the calculation of earnings per share. Currently, we do not expect the application of IAS 33 (Revised 2003) will have a material impact on our consolidated financial position or consolidated results of operations.

IAS 36

In December 2003, the IASB issued IAS 36 (Revised 2003), “Impairment of Assets”, which replaced IAS 36 (Revised 1998). IAS 36 (Revised 2004) requires that the recoverable amount of any intangible asset with an indefinite useful life or not yet available for use, and goodwill acquired in a business combination, be measured annually, rather than only when there is an indication that the asset may be impaired as required by IAS 36 (Revised 1998). In addition, IAS 36 (Revised 2004) clarifies the elements that should be reflected in the calculation of an asset’s value in use. Currently, we do not expect the application of IAS 36 (Revised 2004) will have a material impact on our consolidated financial position or consolidated results of operations.

IAS 38

In March 2004, the IASB issued IAS 38 (Revised 2004), “Intangible Assets”, which replaced IAS 38 (Revised 1998). IAS 38 (Revised 2004) revises the definition of an intangible asset and provides further guidance on recognition of an intangible asset. IAS 38 (Revised 2004) also requires an entity to determine whether the useful life of an intangible asset is definite or indefinite and removes the rebuttable presumption that the useful life of an intangible asset does not exceed 20 years. Currently, we do not expect the application of IAS 38 (Revised 2004) will have a material impact on our consolidated financial position or consolidated results of operations.

IAS 39

In December 2003 and March 2004, the IASB issued IAS 39 (Revised 2003), “Financial Instruments: Recognition and Measurement” and Amendments to IAS 39 (March 2004), “Fair Value Hedge Accounting for a Portfolio Hedge of Interest Rate Risk”, respectively. The revised IAS 39 amends its scope and clarifies the conditions for de-recognition of a financial asset. Additionally, the revised IAS 39 provides further guidance on determining fair value using valuation techniques and evaluating impairment of financial assets. Currently, we do not expect the application of IAS 39 (Revised 2003) will have a material impact on our consolidated financial position or consolidated results of operations.

Summary

The following table sets forth our sales volumes and net sales, net of sales taxes, for the years indicated, presented in accordance with IFRS:

	Years ended December 31,
	2002			2003			2004
	Net Sales			Net Sales			Net Sales
	Sales Volume (’000 Tons)	(Millions of RMB)	% of Total	Sales Volume (’000 Tons)	(Millions of RMB)	% of Total	Sales Volume (’000 Tons)	(Millions of RMB)	% of Total
Synthetic Fibers	363.5	3,374.3	15.5	395.4	4,092.6	14.1	384.4	4,751.8	12.3
Resins and Plastics	1,146.8	6,440.7	29.6	1,389.8	8,864.3	30.6	1,409.7	12,086.0	31.3
Intermediate Petrochemicals	786.3	2,555.0	11.8	1,021.8	3,851.3	13.3	1,075.8	5,896.6	15.3
Petroleum Products	4,100.2	7,991.2	36.8	4,650.4	10,329.1	35.7	4,828.9	13,101.9	33.9
Trading and Others	—	1,361.8	6.3	—	1,805.4	6.3	—	2,827.8	7.2

Total	6,396.8	21,723.0	100.0	7,457.4	28,942.7	100.0	7,698.8	38,664.1	100.0

The following table sets forth a summary statement of income for the periods indicated:

	Years ended December 31,
	2002		2003		2004
	Millions of RMB	% of Operating revenues	Millions of RMB	% of Operating revenues	Millions of RMB	% of Operating revenues
Synthetic fibres
Operating revenues	3,396.7	15.2	4,115.0	14.0	4,778.0	12.1
Operating expenses	(3,283.6)	(14.7)	(4,002.7)	(13.5)	(4,527.6)	(11.5)

Operating profit	113.1	0.5	112.3	0.5	250.4	0.6

Resins and Plastics
Operating revenues	6,479.2	29.0	8,907.4	30.1	12,154.4	30.8
Operating expenses	(6,041.1)	(27.1)	(8,279.5)	(28.0)	(10,267.8)	(26.0)

Operating profit	438.1	2.0	627.9	2.1	1,886.6	4.8

Intermediate Petrochemicals
Operating revenues	2,575.7	11.5	3,879.8	13.1	5,941.6	15.1
Operating expenses	(2,288.0)	(10.2)	(3,282.4)	(11.1)	(4,390.8)	(11.1)

Operating profit	287.7	1.3	597.4	2.0	1,550.8	3.9

Petroleum products
Operating revenues	8,482.5	38.0	10,834.6	36.6	13,692.4	34.8
Operating expenses	(8,078.6)	(36.2)	(10,382.5)	(35.1)	(12,705.8)	(32.3)

Operating profit	403.9	1.8	452.1	1.5	986.6	2.5

All others
Operating revenues	1,388.9	6.2	1,830.3	6.2	2,836.2	7.2
Operating expenses	(1,202.0)	(5.4)	(1,613.6)	(5.5)	(2,485.4)	(6.3)

Operating profit	186.9	0.8	216.7	0.7	350.8	0.9

Total
Operating revenues	22,322.9	100.0	29,567.1	100.0	39,402.5	100.0
Operating expenses	(20,893.3)	(93.6)	(27,560.7)	(93.2)	(34,377.4)	(87.2)

Operating profit	1,429.6	6.4	2,006.4	6.8	5,025.2	12.8
Share of (losses)/ profits of associates	16.1	0.1	(24.0)	(0.1)	(36.9)	(0.1)
Net financing costs	(400.7)	(1.8)	(392.0)	(1.3)	(292.0)	(0.7)
Income before tax	1,045.0	4.7	1,590.4	5.4	4,696.3	11.9
Income tax	(84.5)	(0.4)	(145.1)	(0.5)	(637.1)	(1.6)
Income after tax	960.5	4.3	1,445.3	4.9	4,059.2	10.3
Minority interests	(44.2)	(0.2)	(43.6)	(0.1)	(88.1)	(0.2)

Net income	916.3	4.1	1,401.7	4.7	3,971.1	10.1

Results of Operations

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Net sales

Total net sales increased by 33.6% to RMB38,664.1 million in 2004 compared with RMB28,942.7 million in 2003. In 2004, the price of our petrochemical products increased dramatically compared with 2003. The weighted average price of synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products for 2004 increased, resulting in the dramatic increase of our net sales compared with 2003.

i) Synthetic fibers

Net sales of synthetic fiber products increased by 16.1% to RMB4,751.8 million in 2004 compared with RMB4,092.6 million in 2003, due to a 19.4% increase in their weighted average prices compared with 2003, while the sales volume of synthetic fibers decreased by 2.8% compared with 2003 as a result of decrease in the sales volume of certain synthetic fiber products other than acrylic fiber and industrial fiber. Compared with 2003, the weighted average price of polyester fiber, polyester industrial fiber, acrylic fiber and acrylic top increased by 18.4%, 14.6%, 18.0% and 17.8%, respectively. Net sales of synthetic fiber products account for 12.3% of our total net sales in 2004, a decrease of 1.9% compared with 2003.

ii) Resins and plastics

Net sales of resins and plastics increased by 36.3% to RMB12,086.0 million in 2004 as compared with RMB8,864.3 million in 2003, which was attributable to a significant increase of 34.4% in the weighted average price of such products and a slight increase of 1.4% in sales volume. During this period, the average sales price of polyester pellet, PVA, polyethylene and polypropylene increased by 25.6%, 24.9%, 44.5% and 30.0%, respectively. The sales volume of polyester pellet, PVA and polyethylene increased by 9.9%, 5.0% and 1.5%, respectively, while the sales volume of polypropylene decreased slightly by 1.3%. Net sales of resins and plastics account for 31.3% of our total net sales in 2004, an increase of 0.6% compared with 2003.

iii) Intermediate petrochemicals

Net sales of intermediate petrochemicals increased by 53.1% to RMB5,896.6 million in 2004 as compared with RMB3,851.3 million in 2003, due to a significant increase of 45.4% in the weighted average price of such products and a 5.3% increase in sales volume compared with 2003. Among our intermediate petrochemical products, the weighted average price of ethylene, pure benzol, ethylene glycol, butadiene and ethylene oxide increased by 74.6%, 76.4%, 42.2%, 26.2% and 35.7%, respectively, while the sales volume of major products decreased slightly, except for pure benzol and ethylene glycol, the sales volume of which increased by 6.7% and 11.3%, respectively. Net sales of intermediate petrochemicals account for 15.3% of our total net sales in 2004, an increase of 1.9% compared with 2003.

iv) Petroleum products

Net sales of petroleum products increased by 26.8% to RMB13,101.9 million in 2004 as compared with RMB10,329.1 million in 2003, due to an increase of 21.2% in the weighted average price and 3.8% in sales volume of these products. The weighted average price of gasoline, diesel oil and jet fuel increased by 14.7%, 20.7% and 26.7%, respectively. The sales volume of gasoline and jet fuel decreased by 25.8% and 6.2%, respectively, while the sales volume of diesel oil increased by 13.4%. Net sales of petroleum products account for 33.9% of our total net sales in 2004, a decrease of 1.8% as compared with 2003.

v) Trading and other activities

Revenues from trading and other activities increased by 56.6% to RMB2,827.8 million in 2004 compared with RMB1,805.3 million in 2003.

Operating profit increased from RMB2,006.4 million in 2003 to RMB5,025.2 million in 2004, representing an increase of 150.5%. Operating expenses increased by 24.7% to RMB34,377.4 million in 2004 compared with RMB27,560.7 million in 2003. Compared with 2003, the operating expenses of synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products increased by 13.1%, 24.0%, 33.8% and 22.4% to RMB4,527.6 million, RMB10,267.8 million, RMB4,390.8 million and RMB12,705.8 million, respectively, primarily due to a significant increase in the price of crude oil which is our major raw material, and the increase in the volume of certain raw materials we purchased to meet our requirements for production and operation. We have strengthened the production and operation and closely controlled the consumption of raw materials and energy in the production process. As a result, operating profit of the four major segments shows improvement as compared with 2003.

(i) Synthetic fibers

Operating expenses increased by RMB525 million, up by 13.1% as compared with 2003. The result was mainly due to the increase in the cost of PTA, a major raw material of the segment. The cost of PTA has increased by RMB414 million.

(ii) Resins and plastic

The increase in operating expenses was principally due to the increase in consumption of raw materials. We have completed certain improvement projects in 2004, such as the acrylonitrile improvement project, which increases the production capacity of resins and plastic products. The increase in purchase cost of raw materials also contributed to the increase in expenses. In particular, the weighted average cost of propylene increased by 60% during the year.

(iii) Intermediate petrochemicals

In 2004, the operating expenses increased by RMB1,909 million, representing 33.8% increase compared with 2003. This was mainly due to the increase in crude oil price which is the major raw material of ethylene, benzene and butadiene.

(iv) Petroleum products

Operating expenses increased by RMB2,323 million in 2004, up by 22.4% compared with 2003. The increase was principally due to the increase in price of crude oil. In 2004, the weighted average cost of crude oil was RMB2,306 per ton, representing an increase of 24% compared with 2003.

(v) Trading and other activities

The business activities of this segment mainly consist of trading of petrochemical products. The increase in operating expenses by RMB871 million was mainly driven by the general increase in price of petrochemical products during the year.

Cost of sales

Cost of sales increased by 25.9% to RMB33,223.6 million in 2004 compared with RMB26,396.2 million in 2003, and accounted for 85.9% of the net sales for 2004. This increase was primarily due to a significant increase in the price of crude oil which is our major raw material, and the increase in the volume of certain intermediate raw materials we purchased to meet our requirements for production and operation. In 2004, we strengthened the management of production and operation, and closely controlled the consumption of raw materials and energy in the production process. These efforts, however, could not completely offset the significant increase in cost of sales due to these factors.

i) Crude Oil

In 2004, the amount of crude oil we processed increased 5.8% to 9,109,400 tons (of which 602,500 tons were processed on a sub-contracted basis) compared with 8,610,000 tons in 2003 (of which 56,900 tons were processed on a sub-contracting). Excluding oil processed on a sub-contracted basis, the volume of imported oil, offshore oil and Shengli oil processed by us was 7,968,200 tons, 459,300 tons and 79,400 tons, respectively.

Total cost of crude oil processed by us in 2004 was RMB19,615.6 million, an increase of 24.4% as compared with RMB15,764.9 million in 2003, and accounted for 59.0% of the cost of sales. Reflecting substantial increases in the price of crude oil in the international market, the weighted average cost of crude oil for our Company was RMB2,305.85 per ton in 2004, representing an increase of 25.5% as compared to the prior year. The weighted average cost of imported oil, offshore oil and Shengli oil was RMB2,302, RMB2,472 and RMB1,702 per ton, respectively.

ii) Other expenses

Expenses for other ancillary materials were RMB6,091.6 million in 2004, an increase of 54.6% as compared with RMB3,939.4 million in 2003 primarily due to an increase in the volume of intermediate petrochemicals, such as ethylene, ethylene glycol, propylene and polyvinyl alcohol, purchased during the year. Depreciation decreased slightly from RMB1,850.0 million in 2003 to RMB1,794.1 million in 2004. The decrease in depreciation was primarily due to the write-off or full depreciation of certain production equipment during 2004. Energy and power costs increased from RMB732.5 million in 2003 to RMB792.0 million in 2004 due to an increase in the price of coal and electricity. Labor and maintenance costs also increase from RMB1,090.7 million and RMB787.2 million in 2003 to RMB1,172.4 million and RMB920.5 million, respectively, in 2004.

Selling and administrative expenses

Selling and administrative expenses were RMB408.1 million, a decrease of 8.2% compared with RMB444.7 million in 2003, primarily due to our continued efforts in internal optimization, and improved efficiency in operations and management. For example, we have negotiated with some of our customers to have them bear more of the transportation costs increased in shipping our products.

Operating income

Operating income was RMB5,025.2 million, a significant increase of 150.5% as compared with RMB2,101.8 million in 2003, primarily due to the significant increase in net sales related to the increase in the weighted average price of our major products during the year, which offset the negative impact of a significant increase in the cost of crude oil.

Other operating income

Other operating income was RMB277.0 million in 2004, an increase of 128.8% as compared with RMB121.1 million in 2003, primarily due to an increase in income from gain on disposal of property, plant and equipment, services and investments.

Other operating expenses

Other operating expenses increased by 31.3% from RMB216.4 million in 2003 to RMB284.2 million in 2004, primarily due to the increase in employee reduction expenses by RMB48.4 million during the year.

Net financing costs

Our net financing costs were RMB292.0 million in 2004, a decrease of 25.5% as compared with RMB392.0 million in 2003, which was primarily due to an increase in the percentage of total borrowings represented by our lower interest rate foreign currency loans and a reduction in our total amount of borrowings in 2004.

Profit before tax

Our profit before tax was RMB4,696.2 million in 2004, an increase of 195.3% as compared with RM1,590.4 million in 2003.

Income tax

Our income tax increased by 339.1% to RMB637.1 million in 2004 compared with RMB145.1 million in 2003. This increase was primarily due to a substantial increase in gross profit. In 2004, we were entitled to a tax refund of RMB75.6 million in respect of the purchase of domestically manufactured equipment for technological improvement.

We continued to pay income tax at a preferential rate of 15% in 2004. This preferential rate was first applied to us under approval from the State tax authorities effective from January 1, 1993. According to the relevant tax regulations issued by the Ministry of Finance and the State Administration of Taxation, the first nine H-Share listed companies (including us) were permitted to pay income tax at a 15% tax rate in 1996 and 1997. From 1998 to 2004, the tax privilege was not revoked by the relevant government authorities. However, we cannot be sure whether the Ministry of Finance will maintain the 15% tax rate in 2005.

Profit after tax

Profit after tax was RMB4,059.2 million in 2004, a significant increase of 180.9% as compared with RMB1,445.3 million in 2003, mainly due to the significant increase in profit before tax.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Net sales

Net sales increased by 33.2% to RMB28,942.7 million in 2003 from RMB21,722.9 million in 2002. This increase was primarily attributable to the increase in both price and sales volume of most of our major products resulting from the rise in crude oil price and increase in market demand. The net sales of synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products for 2003 increased by 21.3%, 37.6%, 50.7% and 29.3%, respectively, as compared with 2002.

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

Other operating expenses

Other operating expenses increased by 39.8% from RMB154.8 million in 2002 to RMB216.4 million in 2003 primarily due to the incurring of employee reduction expenses of RMB64.1 million incurred in 2003.

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

Income tax

Income tax increased by 71.7% to RMB145.1 million in 2003 from RMB84.5 million in 2002. This increase was primarily due to a substantial increase in profit before tax. We continued to pay income tax at a preferential rate of 15% in 2003. During 2003, we received a tax refund of RMB92.2 million (2002: RMB66.4 million) in respect of the purchase of domestically manufactured equipment for technological improvement which partially offset the increase in income tax.

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

Capital Resources

Cash flows provided from operating activities

Net cash flow provided from operating activities was RMB4,589.7 million in 2004, an increase of RMB2,312.8 million as compared with RMB2,277 million in 2003. Due to the significant increase in the net sales of our major products in 2004, profit before tax net of depreciation was RMB6,490.3 million in 2004, an increase of RMB 3,049.9 million compared with RMB3,440.4 million in 2003. In order to meet the market demand of our product in 2004, we expanded our production and operations, and as a result, the working capital required for the operation our business increased. In particular, an increase in inventories led to an increase in operating cash outflow by RMB 223.5 million in 2004 (as compared with an increase in operating cash outflow of RMB120.6 million in 2003). Change in accounts payable and other payables led to an increase in operating cash outflow by RMB 376.9 million in 2004 (as compared with cash outflow of RMB478.8 million in 2003). Increase in debtors, bills receivable and deposits led to a decrease in operating cash inflow by RMB515 million in 2004 (as compared with a decrease in operating cash inflow of RMB346.0 million in 2003). In addition, our income tax payments increased significantly due to a significant increase in profit during the reporting period. In 2004, income tax payments led to an increase in operating cash outflow of RMB550.9 million (as compared with RMB78.1 million cash outflow in 2003).

Net cash used in investing activities

Net cash outflow for investing activities increased from RMB 1,578.6 million in 2003 to RMB2,340.6 million in 2004, mainly represented cash outflow for capital expenditures of RMB2,206.0 million.

Cash flows used in financing activities

Net cash outflow for financing activities increased from RMB 518.7 million in 2003 to RMB2,400.0 million in 2004, mainly represented the net repayment of loans of RMB1,766.8 million and the payment of dividends of RMB576 million.

Borrowings

Our borrowings in 2004 was RMB7,014.9 million, a decrease of RMB1,766.7 million compared with RMB8,781.6 million in 2003, of which short-term borrowings were RMB5,000.3 million, a decrease of RMB574.4 million compared with RMB5,574.7 million in 2003. Short-term borrowings were primarily used to meet our needs for working capital for the production and operation process, and all carried floating interest rates and were denominated in Renminbi. Long-term borrowings were RMB2,014.6 million in 2004, a decrease of RMB1,192.2 million as compared with RMB3,206.8 million in 2003. Most of our long-term borrowings are used for capital expansion projects.

We closely monitor the level of bank borrowings and the corresponding financing risks. We generally do not experience any seasonality in borrowings. Rather, due to the planned nature of capital expenditures, long-term borrowings can be arranged in advance of expenditures while short-term borrowings are used to meet operational needs. The terms of our existing bank loans do not restrict our ability to pay dividends on our shares.

Debt-equity ratio

Our debt-equity ratio was 27.6% in 2004 compared to 36.9% in 2003. The ratio is computed as follows: (total short-term loans + total long-term loans) /(total short-term loans + total long-term loans + shareholders’ equity).

C. Research and Development, Patents and Licenses, etc.

We maintain a range of technology development units, including Petrochemical Research Institute, Fiber Research Institute and Technology Development Company, for research and development with respect to new technology, new products, production processes and equipment, downstream processing of petrochemical products, oil refining, chemical machinery, chemical technology, catalysts and environmental protection. Our research and development expenditures in 2002, 2003 and 2004 were RMB84.0 million, RMB101.2 million and RMB74.7 million, respectively, representing approximately 0.4%, 0.3% and 0.2% of our total sales, respectively, in those years.

We are not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts or new production processes.

D. Trend Information

We believe that the ongoing global as well as domestic economic growth is set to provide the petrochemical industry with sound opportunities. According to the recent trends in the petrochemical market, the positive economic environment is expected to provide a stimulus for rapid growth in the demand for petrochemical products in 2005. Prices of major chemical products are generally rising, in tandem with the growth cycle of the petrochemical market. However, prices of domestic petrochemical products will also be subject to increased uncertainties and risks, such as the abolition of import quota for petroleum products for state-owned trading companies, continuous import tax reductions for certain types of petrochemical products and changes in state policies regarding export rebates that affect petroleum products. As for market competition, we believe that major international players are preparing to enter the Chinese market amid industry restructuring on a global basis. Apart from posing direct competition against us in petroleum and petrochemical products, these international companies are characterized by large-scale investments across different sectors, full vertical integration and streamlined organization. Domestic companies are expected to face intense competition from their international counterparts as the China market becomes increasingly internationalized. In terms of our production operation, our production capacity will remain by and large the same, but the completion and operation of the Ningbo-Shanghai-Nanjing oil pipeline will bring about fundamental changes in the crude oil supply for us and lower transportation costs.

E. Off-balance Sheet Arrangements

As of December 31, 2004, our contingent liabilities amounted to RMB101.9 million in respect of guarantees issued to banks in favor of our associated companies and other unlisted investments, while such contingent liabilities as of December 31, 2003 were RMB129.1 million. Our guarantees issued to banks in favor of associated companies, other unlisted investments and subsidiaries are limited to the respective share in equity interest held by us. Please refer to Note 25 to our consolidated financial statements included in Item 18. Financial Statement for more detailed information on our guarantees and commitments.

F. Contractual Obligations and Commercial Commitments

The following table sets forth our obligations to make future payments under contracts effective as of December 31, 2004.

	As of December 31, 2004 Payment due by period
	Total (RMB’000)	Less than 1 year (RMB’000)	1-3 years (RMB’000)	4-5 years (RMB’000)	More than 5 years (RMB’000)
Contractual obligations
Short-term debt	3,742,727	3,742,727	—	—	—
Long-term debt	3,272,192	1,257,578	1,886,758	62,297	65,559

Total contractual obligations	7,014,919	5,000,305	1,886,758	62,297	65,559

Other commercial commitments
Capital commitment (note)	2,443,668	2,443,668	—	—	—
Total commercial commitments	2,443,668	2,443,668	—	—	—

Note:	Capital commitment refers to commitment for purchase of property, plant and equipment and investment.

G. Other Information

Employees

As at December 31, 2004, the number of our employees was 28,451.

Our staff costs for the year were RMB1,172.4 million.

Foreign Exchange Risks

Since we purchase our major raw materials (crude oil) through Sinopec Corp from overseas, and also export a portion of our petroleum products directly through Sinopec Corp, a change in exchange rates will indirectly affect the prices of our raw materials and products which will have a discernible impact on our profitability. In addition, as discussed above, since a small part of our debts are denominated in foreign currencies, a change in the relevant exchange rates will affect the level of our financial expense which will also have an impact on our profitability.

Capital Expenditures

In 2004, our capital expenditures amounted to RMB2,206.0 million, representing an increase of RMB921.1 million as compared with RMB1,284.9 million in 2003. The expenditures in 2004 were for the following projects:

Project	Amount	Progress
	RMB’000
Renovation of No. 1 atmosphere and vacuum distillation facility	392,900	in progress
400,000 tons/year PTA unit renovation	246,000	in progress
150,000 tons/year polyester renovation	150,000	completed
12,000 tons/year terylene filament	198,000	in progress
Material supply pipeline between Shanghai Petrochemical and SECCO	180,000	in progress
Shanghai Petrochemical south-north key pipeline expansion	181,700	in progress
Total	1,348,600

The estimated capital expenditure for 2005 is RMB2,700 million, mainly for the completion of the aforesaid projects, and also the 380,000 ton per year glycol project, unit for adding hydrogen in diesel oil, renovation to the oil refining process and other technological renovation projects.

Ethylene Joint Venture

Late in 2001, we established Secco, a Sino-foreign equity joint venture together with BP and Sinopec Corp. We own 20%, while BP and Sinopec Corp own 50% and 30%, of the equity interest of Secco, respectively. Secco’s total registered capital is US$901,440,964, of which we will provide the Renminbi equivalent amount of US$180,287,952. As of December 31, 2004, we paid approximately RMB1,200.5 million of the above sum. All of our contribution will be made in 2005.

We plan to fund our capital expenditures from operating cash income and available bank loans.

Purchase, Sale and Investment

Except as disclosed in this report, during the year 2004, there was no material purchase or sale of our subsidiaries or associated companies or any other material investments.

Pledge of Assets

At December 31, 2004, no property and equipment was pledged by us (2003: RMB414.3 million).

U.S. GAAP Reconciliation

The financial statements have been prepared in accordance with IFRS. IFRS vary in certain significant respects from U.S. GAAP. Information relating to the nature and effect of such differences is presented in Item 18. Financial Statements - Consolidated Financial Statements - Note 30.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management.

Changes of Directors, Supervisors and Executive Officers

We convened the Supervisory Committee on March 25, 2004, during which the Chairman of the Supervisory Committee, Mr. Du Chong Jun, resigned from his post of the Chairman and supervisor, and Mr. Dai Shuming was nominated as a candidate for the Supervisor of the Supervisory Committee. At the meeting of the Board of Directors held on March 26, 2004, Mr. Xu Kaicheng, Mr. Feng Jianping, Mr. Jiang Baoxing and Mr. Li Weichang resigned from their posts as directors due to change of work, and Mr. Du Chongjun, Mr. Han Zhihao, Mr. Wu Haijun and Mr. Gao Jinping were nominated to replace them. On the meeting of the Board of Directors held on April 27, 2004, Mr. Feng Jianping resigned from the post of Vice President due to a change in work. The 2003 Annual Shareholders’ Meeting, which was held on June 18 2004, approved the resignations of Mr. Xu Kaicheng, Mr. Feng Jianping, Mr. Jiang Baoxing and Mr. Li Weichang from the board of directors, approved the nomination of Mr. Du Chongjun, Mr. Han Zhihao, Mr. Wu Haijun and Mr. Gao Jinping to fill the vacancies on the board, approved Mr. Du Chongjun’s resignation from the post of the Supervisory Committee, and approved that Mr. Dai Shuming to fill the vacancy. At the meeting of the board of directors held on June 18, 2004, Mr. Rong Guangdao and Mr. Du Chongjun were elected as Vice Chairmen of the Board of Directors, and Mr. Du Chongjun, Mr. Han Zhihao, Mr. Wu Haijun and Mr. Gao Jinping were elected as Executive Directors. At the meeting of the Supervisory Committee held on June 18, 2004, Mr. Dai Shuming was elected as the Chairman of the Supervisory Committee pursuant to a unanimous votes. At the meeting of the board of directors held on July 2, 2004, Mr. Zhang Jianpin and Mr. Tang Chengjian were engaged as Vice Presidents based on nominations of Mr. Rong Guangdao.

The following table sets forth certain information concerning our directors, executive officers and members of our supervisory committee (“Supervisory Committee”). Except for Du Chongjun, Han Zhihao, Wu Haijun and Gao Jinping, who were elected on June 18, 2004, all were elected on June 18, 2002. Each will serve a term of three years or until the election of their respective successors.

Name	Age	Position
Directors
Lu Yiping	59	Chairman of the Board of Directors
Rong Guangdao	49	Vice Chairman and President
Du Chongjun	50	Vice Chairman of the Board of Directors
Han Zhihao	53	Director and Chief Financial Officer
Wu Haijun	42	Director and President
Gao Jinping	38	Director
Liu Wenlong	64	External Director
Zhang Baojian	60	External Director
Chen Xinyuan	40	Independent Director
Gu Chuanxun	69	Independent Director
Wang Xingyu	60	Independent Director
Wang Yongshou	64	Independent Director

Other Executive Officers
Shi Wei	45	Vice President
Zhang Jianping	42	Vice President
Yin Jihai	47	Vice President
Tang Chengjian	49	Vice President
Zhang Zhiliang	51	Vice President
Zhang Jingming	47	Secretary of the Company

Supervisory Committee
Dai Shuming	49	Chairman of the Supervisory Committee
Zhang Chenghua	49	Supervisor
Zhu Weiyan	56	Supervisor
Zhang Jianjun	53	External Supervisor
Lü Xiangyang	53	External Supervisor
Liu Xiangdong	53	Independent Supervisor
Zhou Yunnong	63	Independent Supervisor

Directors

Lu Yiping, 59, is our Chairman of the Board. Mr. Lu joined the Complex in 1974 and has held various positions, including Deputy Director and Director of the Acrylic Fiber Plant of the Complex. In April 1994 he was appointed Vice President responsible for sales and marketing, and in June 1995 he was appointed a Director of the Company. He was appointed Vice Chairman & President in October 1997, and was appointed Chairman of the Board and President in May 1999. In October 2003, he became the Chairman of our Board and stepped down from the position of President. Since January 2000, he has also been the Chairman of the Board of Shanghai Chemical Industrial Zone Development Co., Ltd. In addition, since July 2003 he has been the Chairman of the Board of Shanghai Secco Petroleum Chemical Co., Ltd. Mr. Lu has many years of experience in the management of large-scale petrochemical companies. From October 1993 to April 1994, Mr. Lu was a Deputy General Manager of JI. Between 1968 and 1974 Mr. Lu worked at the Shanghai No. 16 Yarn-dyed Fabric Mill. In 1967, Mr. Lu graduated from the Textile Engineering Department of the Shanghai Textile Technical College. He is a senior engineer.

Rong Guangdao, 49, is the Vice Chairman and President of the Company. Mr. Rong joined the Complex in 1973 and has held various positions, including Deputy Director of the No.1 Chemical Plant and Deputy Director and Director of the Ethylene Plant. In April 1994 he was appointed Vice President of the Company, responsible for production and planning, and in June 1995 he was elected as a Director of our Company. In October 2003, Mr. Rong was appointed the President of the Company. In May 2004, Mr. Rong was elected the Chairman of the China Jinshan Associated Trading Corporation. In June 2004, Mr. Rong was elected as Vice Chairman of the Board of Directors of our Company. Mr. Rong has many years of experience in organizing and directing large scale petrochemical production and human resource development. In 1985, Mr. Rong graduated from the Automated Instrument Department of the Shanghai Petrochemical College for Workers and Staff Members. In 1997, he obtained an MBA from China Europe International Business School. He is a senior engineer.

Du Chongjun, 50, is the Secretary of the Communist Party Committee and the Vice Chairman of the Company. He joined the Complex in 1974 and has held various positions, including General Manager, Secretary and Deputy Secretary of the Communist Party Committee of the Acrylic Fibre Plant of the Complex, General Manager and the Secretary of the Communist Party Committee of Shanghai Jinyang Acrylic Fibre Plant and General Manager of the Acrylic Business Division of our company. In May 1999 he became the Deputy Secretary of the Communist Party Committee and the Secretary of the Communist Party Discipline Supervisory Committee. From June 1999 to June 2004, he was the Chairman of the Supervisory Committee of the Company. In October 2003, he was appointed the Secretary of the Communist Party Committee. In June 2004, Mr. Du was appointed the Vice Chairman of the Board of Directors of the Company. Mr. Du has extensive experience in large scale enterprise operation, management and internal supervision. Mr. Du graduated in enterprise management from East China Institute of Chemical Technology in 1986. In 1999, Mr. Du graduated in computer application management from Shanghai Second Polytechnic University. He is a senior economist.

Han Zhihao, 53, is Executive Director and Chief Financial Officer of the Company. Mr. Han joined the Complex in 1976 and was held various positions including Deputy Director of the Vehicle Transportation Department, Deputy Director and Director of the Finance Department of the Complex, Director of the Finance Department and Deputy Chief Accountant of our Company. In 1998, he became Chief Accountant of our Company. In October 2003, he became our Chief Financial Officer. In June 2004, he was elected one of our Directors. He graduated from Shanghai University of Finance and Economics with a major in financing and accounting (self studies) in 1990. He obtained an MBA from East China University of Science and Technology - University of Canberra in Australia in 2002. Mr. Han is a senior accountant.

Wu Haijun, 42, is Executive Director and Vice President of the Company. Mr. Wu joined the Complex in 1984 and held various positions including Deputy Director and Director of No.2 Chemical Plant and Manager of Petrochemical Business Department of our company. In May 1999, he was appointed as Vice President of our company. In June 2004, he was elected as Director of the Company. Mr. Wu graduated from the Chemical Engineering Department of Eastern China Petrochemical Institute in 1984 with a bachelor’s degree in chemical engineering. In 1997, he obtained an MBA from China Europe International Business School. He is a senior engineer.

Gao Jinping, 38, is Executive Director, Deputy Secretary of the Communist Party Committee and Chairman of the Trade Union of the Company. Mr. Gao joined the Complex in 1990 and was held various positions including Deputy Secretary of the Communist Youth League, Deputy Secretary of the Communist Party Committee of the Experimental Plant and Petrochemical Business Department of the Company and the Director of the Propaganda Division of our company. In May 2003, Mr. Gao was appointed as Deputy Secretary of the Communist Party Committee and Chairman of the Trade Union of the Company. In June 2004, Mr. Gao was elected as Director of the Board of Directors of our company. Mr. Gao graduated from the Food Processing Faculty of Shanghai Aquatic Products University with a major in cooling and cold storage technology and obtained a bachelor’s degree in engineering in July 1990. In 2001, he completed his post-graduate industrial economics studies at Shanghai Academy of Social Sciences. He has a senior professional technical qualification.

External Directors

Liu Wenlong, 64, was appointed a Director of the Company in June 1999. Mr. Liu has held various positions, including Director of the Designing Office, Deputy Director of the Liaison Office and Deputy Chief Engineer of Nanjing Refinery. In April 1983 Mr. Liu began to serve as Vice President of Jinling Petrochemical Company, in August 1985 he began to serve as the Director of the Planning and Finance Division of Sinopec, in June 1988 began to serve as the Director of the Planning Division of Sinopec. Mr. Liu has acted as the Chief Economist of Sinopec since November 1992 and has concurrently held the position of the Director of the Planning Department of Sinopec Corp. and Sinopec Group since November 1996. As of April 1998, Mr. Liu has concurrently held the position of the Director of the Development and Planning Department of Sinopec Group. Since February 2000, he has been to the Assistant to the President and Chief Economist of Sinopec Group and Chief Economist of Sinopec Corp. Mr. Wu retired in March 2004. Mr. Liu has long been engaged in the management of petrochemical enterprises and he is familiar with planning, designing and management of petrochemical enterprises. Mr. Liu has a wealth of experience in enterprise planning and investment management. He is a qualified senior engineer with a master’s degree.

Zhang Baojian, 60, was appointed our Director in June 1999. Mr. Zhang has successively held various positions, including Deputy Director and Director and Chief Accountant of the Finance Department of the Yueyang Petrochemical Complex. In April 1989, he began to serve as Chief Accountant of the Finance Department of Sinopec Group. In 1990, he became Deputy Director of the Finance Department of Sinopec and in October 1995, became Director of the Finance Department of Sinopec and the Chairman of Sinopec Finance Company Limited. From December 2001, Mr. Zhang became Deputy Chief Accountant and Director of Financial Planning Department of Sinopec Group, and a Director of Sinopec Corp and Chairman of Sinopec Finance Co., Ltd. He retired in October 2004. Mr. Zhang has long been engaged in financial management in petrochemical firms and groups. He is experienced in financial management. He is a senior accountant at the professor level. Mr. Zhang has a bachelor’s degree.

Independent Directors

Chen Xinyuan, 40, currently the Dean, Professor and tutor to doctoral students of the College of Accounting, Shanghai University of Finance and Economics, was elected Independent Director of our company in June 2003. Between June 2000 and June 2003, he was an Independent Supervisor of our company. After graduation from the Accounting Faculty, Hangzhou College of Commerce in July 1985, Mr. Chen undertook graduate studies at the Accounting Faculty of Shanghai University of Finance and Economics and stayed on as a lecturer. He commenced his doctoral studies in accounting while teaching and received his doctorate in June 1994. He has been a tutor to doctoral students since December 1998. Mr. Chen has also studied in West Germany for one year. He is very familiar with financial accounting, given his experience in the academic aspects of accounting and notable achievements in accounting research. He is also experienced in business management.

Gu Chuanxun, 69, is an independent director of the Company. Mr. Gu has held senior positions with respect to production technologies, operation and management in Shanghai Tianyuan Petrochemical Factory and the Complex. He was appointed Director of Production Administration Office of the Complex in 1978, and had been Vice President of the Complex since 1979 and President since 1983. Mr. Gu was elected Vice Mayor of Shanghai Municipality in 1988. After the expiration of his term of office as the Vice Mayor, he has been serving as the Chairman of Changjiang Economic Joint Development Company (“Changfa Group”) which was jointly established by Shanghai, Nanjing, Wuhan and Chongqing. He graduated from Huadong Petrochemical Institute in 1961 specializing in petrochemical machinery. Mr. Gu is a qualified senior engineer.

Wang Xingyu, 60, is a professor and the former President of East China University of Science and Technology and was appointed our Independent Director in June 1999. Mr. Wang graduated from the Department of Mathematics of Fudan University in 1967 and received a Master’s degree in control theory from East China Normal University in 1982 and a Doctor’s degree in industrial automation from East China Institute of Chemical Technology in 1984. Mr. Wang specializes in the fields of automation, control optimization and intelligent controls. He has published numerous books and papers in these fields and is influential both in China and abroad.

Wang Yongshou, 64, is the Vice President of Shanghai Jinshan Industrial Investment Development Co., Ltd as from setup of our company. He was appointed our Director in June 1993. In 1997 he became the President of Shanghai Jinshan Industrial Investment Development Company. He became our Independent Director in June 2002, and now acts as the Senior Economic Consultant of Shanghai Jinshan Industrial Investment Development Co., Ltd. Mr. Wang joined the Complex in 1974 and he had been the Deputy Director and Director of the Plastics Plant of the Complex and became the Complex’s chief economist in 1990. Mr. Wang had been the Deputy General Manager of JI since our establishment. Mr. Wang has extensive experience in plastics production management. Mr. Wang graduated from Zhejiang Petrochemical Institute in 1965 specializing in organic chemistry. Mr. Wang is a qualified senior engineer.

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

Dai Shuming, 49, is a Deputy Secretary of the Communist Party Committee and the Secretary of the Communist Party Discipline Supervisory Committee and the Chairman of the Supervisory Committee. He joined the Complex in 1973 and has successively held various positions, including Vice Director of the Communist Party Committee Office of the Complex, Vice Director and Director of the Communist Party Committee Office and Director of President’s Office of Shanghai Petrochemical. In October 2003, he was appointed as Deputy Secretary of the Communist Party Committee and the Secretary of the Communist Party Discipline Supervisory Committee of the Company. From June 2004, he became the Chairman of the Supervisory Committee of our company. Mr. Dai graduated from Social Science Faculty, East China Chemical Institute in July 1986, specialized in politics, and obtained a Bachelor Degree in Communist Party political management from the municipal Communist Party’s school in 1998. He finished postgraduate study of industrial economy in Shanghai Social Science Academy in 2001. Mr. Dai has a senior professional title.

Zhang Chenghua, 49, is a Deputy Secretary of the Communist Party Discipline Supervisory Committee and the Director of the Supervision Office. He joined the Complex in 1974 and held various positions, including a Deputy Secretary of the Communist Party Committee and the Secretary of the Communist Party Discipline Supervisory Committee, as well as Chairman of the Trade Union of the Thermoelectricity Plant of the Complex (subsequently known as the Thermoelectricity Plant of Shanghai Petrochemical Company Limited). Mr. Zhang has rich experience in management of enterprises and trade unions. In January 1999, Mr. Zhang graduated from Shanghai Municipal Communist Party School specialized in Communist Party political management. He also finished postgraduate study of industrial economy in Shanghai Social Science Academy in June 2001. He is a qualified engineer.

Zhu Weiyan, 56, is a Vice Chairman of our Trade Union. He graduated in January 1977 from the Physics Department of Fudan University in Shanghai specializing in cryogenic superconductors. He also graduated from the Shanghai No. 2 Industry University specializing in management. Before joining the Complex in 1979, he was a teacher. Mr. Zhu had worked at the Research Institution and the Human Resource Department of the Complex. He has held various positions, including the Chairman of the Trade Union and the Director of the Propaganda Division. Mr. Zhu has rich experience in the operation of trade unions. Mr. Zhu holds the title of senior engineer.

External Supervisors

Zhang Jianjun, 53, is currently Deputy Director of the Supervision Bureau of Sinopec Group and Deputy Director of Supervision Department of Sinopec Corp. She was appointed our external supervisor in June 2000. After she graduated from Tianjin University in September 1975 specializing in catalyst studies, Ms. Zhang joined Beijing Petrochemical Complex where she worked with a catalyst research team for 5 years. Ms. Zhang had held various positions, including Deputy Secretary of the Disciplinary Committee, Deputy Director and Deputy Party Secretary of the Research Institute and Director of the Supervisory Office of Yanshan Petrochemical Company Limited and Party Secretary of the Research Institute of Yanshan Petrochemical Company Limited. In February 2002 he began to hold the current office. Ms. Zhang has accumulated a wealth of experience in the management of petrochemical companies, having held various positions in senior management. Ms. Zhang has a senior professional title.

Lü Xiangyang, 53, is a Vice Director of the Auditing Bureau of Sinopec Group and was appointed our Supervisor in June 2002. He joined Qianguo Oil Refinery in 1970 and had held various positions there, including Deputy Director and Director of the Financial Department. He has served as the Deputy Director of the Production Auditing Division of the Auditing Department of Sinopec since 1992 and served as the Deputy Director of the Auditing Bureau of Sinopec and Sinopec Group since 1997. Mr. Lü had also held positions as the Director of Production Auditing Department and Deputy Manager of Sinopec Huxia Auditing Company. He has rich experience in management in the fields of finance and auditing. He graduated in 1985 from the Xi’an College of Petroleum Industry and has the title of accountant.

Independent Supervisors

Zhou Yunnong is the former Governor of Shanghai Jinshan District, and is a Member of the Leaders Group of Shanghai Chemical and Industrial Park. He is currently the Senior Advisor of Jinshan Industrial Investment and Development Company. In August 1964, Mr. Zhou graduated from Huadong Normal University majoring in radio. He joined the Complex in October 1972, and was appointed the Vice President of the Complex in August 1984. From June 1989 to August 1991, Mr. Zhou was the Deputy Director of the Human Resource Department of Sinopec. In August 1991, Mr. Zhou became the Deputy Secretary of Communist Party Committee of the Complex, and was appointed the Vice President of the Complex in March 1992. From July 1993 to April 1994, Mr. Zhou was our Vice President in charge of administration and human resources. In April 1994, Mr. Zhou was appointed the Secretary of the Communist Party Committee of JI, and he was the Governor to Jinshan District of Shanghai from May 1997 to November 1999. Mr. Zhou has the title of senior engineer and he has rich experience in business management.

Liu Xiangdong, 53, is currently the President of Zhengda International Finance Corporation. He was appointed our independent supervisor in June 2000. Mr. Liu has held the positions of planning and credit officer and deputy head and head of the credit division of several banks. He has also been Deputy Chief and Chief of the Planning Department of the Industrial and Commercial Bank of China, Shanghai Branch. He became Chief Economist and concurrently the Director of the Planning Division of the Industrial and Commercial Bank of China, Shanghai Branch in August 1996. He has been Deputy Director of the Industrial and Commercial Bank of China, Shanghai Branch since October 1997, and began to serve as General Manager of the Investment Bank Division of the Industrial and Commercial Bank of China from June 2002. Mr. Liu is a veteran in the banking sector with extensive experience in management and other practical aspects of the business. He holds a master’s degree in economics and the title of senior economist.

Senior Management

Zhang Zhiliang, 51, is a Vice President of the Company. Mr. Zhang joined the complex in 1977 and has held various positions, including Deputy Director and Director of the No. 1 Petrochemical Plant of our company and Deputy Manager and Manager of our Refining and Chemical Division. Mr. Zhang was appointed Vice President of our company in April 1997. He served as Director of the Company from June 1997 to June 2003. In November 2002, Mr. Zhang became the leader of management team of Shanghai Secco IPMT project, responsible for construction of the project. Mr. Zhang graduated from Fudan University in 1977 majoring in polymer chemistry. He is a qualified senior engineer.

Yin Jihai, 47, is a Vice President of our Company. Mr. Yin joined the Complex in 1984 and has held various positions, including Assistant to the General Manager and the Deputy General Manager and the General Manager of the Sales Company. Mr. Yin became the Director of the Market Division of the Company in 1999. He was appointed the Vice President of the Company in December 2001. In May 2004, He began to concurrently serve as Vice Chairman of China Jinshan Joint Trade Co., Ltd. and Hong Kong Jinrun Petrochemical Co., Ltd. Mr. Yin graduated from Shanghai University of Finance and Economics specializing in trade and economics in 1984. He obtained a master degree from the China Europe International Business School in 2001. He is a qualified engineer.

Shi Wei, 45, is a Vice President of the Company. Mr. Shi joined the complex in 1982 and was appointed Assistant to the Manager of the Refining and Chemical Division in May 1996, Deputy Manager of Refining and Chemical Division in October 1997, Manager of the Environment Protection Division of the Company in March 1999, Secretary of the Communist Party Committee of the Refining and Chemical Division in April 2001, Manager of the Refining and Chemical Division in July 2002, and Vice President of the Company in October 2003. Mr. Shi graduated from the Eastern China Petrochemical Institute specializing in oil refinery engineering in 1982, and completed the postgraduate course on business administration in Eastern China University of Science and Technology in 1998. He is a qualified senior engineer.

Zhang Jianping, 42, is a Vice President of the company. He joined the Complex in 1987, and successively held the positions of Vice Chief Engineer of Oil Refining Chemical Department Arene Factory, Vice Director of the Plastic Factory, Deputy Manager of Plastics Department of Shanghai Petrochemical, Director of the Chemical Institute, Director of Production Department of Shanghai Petrochemical. In February 2002, he became the assistant to the President of our company and Director of Production Department. In July 2004, he was appointed Vice President of our company. Mr. Zhang graduated from East China Chemical Institute specializing in Petroleum Refinery and received a Master’s Degree in Petroleum Processing from the same school in 1987. He is a qualified senior engineer.

Tang Chengjian, 49, is a Vice President of our company. He joined the Complex in 1974, and successively held the positions of Deputy Secretary of Communist Party Committee, Trade Union Director, Deputy Director and Director of Thermal Power Factory at the Complex. He was appointed the Vice President of our company in July 2004. Mr. Tang graduated from Shanghai Power Technology School specialized in power plant steam turbine, received a graduate diploma from Shanghai Power College in power plant and power system, and received a bachelor degree from Shanghai No. 2 Industry University in project management and a MBA from China Europe International Industrial and Commercial Institute in 2001. He is a qualified engineer.

Zhang Jingming, 47, is the Secretary of the Board, General Legal Counsel, the Director of the Secretariat Office to our Board of Directors and Director of Strategy Research Office of our company. Mr. Zhang joined the Complex in 1978. Mr. Zhang has held various positions including Project Manager and Deputy Director of the International Department and our representative in Hong Kong. Mr. Zhang is fluent in English with special expertise in interpretation and translation of petrochemical engineering documents. Mr. Zhang participated in the technology exchange, agreement negotiation, project construction and technical trainings of the Complex’s Phase II & III projects. He is experienced in communication with foreigners and introduction of enterprise to others. In 1995, Mr. Zhang received an MBA from the University of Hull in the UK. He is a qualified senior economist.

B. Compensation.

The aggregate amount of cash compensation we paid to our directors, supervisors and executive officers during the year ended December 31, 2004 was approximately RMB3.14 million (US$0.4 million). In addition, directors and supervisors who are also officers or employees receive certain other benefits-in-kind, such as subsidized or free health care services, housing and transportation, which large Chinese enterprises customarily provide to their employees. No benefits are payable to members of the board or the execution officers upon termination of their relationship with us.

In 2004, the aggregate emoluments of the three of our highest paid directors were RMB759,000 (US$91,700), and the aggregate emoluments of the three of our highest paid executive officers were RMB 610,000 (US$73,700). In 2004, our independent directors received allowance in the amount of RMB 240,000. Other directors and supervisors that did not receive any emoluments or allowance from us are: Liu Wenlong, Zhang Baojian, Chen Xinyuan, Zhang Jianjun, Lü Xiangyang, Zhou Yunnong and Liu Xiangdong. In 2004, the number of directors, supervisors or executive officer that received emoluments between RMB100,000 (US$12,082) and RMB200,000 (US$24,165) and between RMB200,000 (US$24,165) and RMB 300,000 (US$36,247) are 8 and 9, respectively.

C. Board Practices.

Board of Directors

Except for Mr. Du Chongjun, Han Zhihao, Wu Haijun and Gao Jinping who were appointed on June 18, 2004, all of our current directors were elected on June 18, 2002 and each will serve a term of three years or until the election of their respective successors. None of our directors or supervisors have entered into any service contract with us or any of our subsidiaries providing for benefits upon termination of employment.

Supervisory Committee

The Supervisory Committee are to supervise our directors and our senior officers and prevent them from abusing their positions and powers or infringing our rights and interests or those of our shareholders or employees. The Supervisory Committee has no power over the decisions or actions of our directors or officers except to compel them to correct any act harmful to our interests. The Supervisory Committee is currently composed of seven members appointed for a three year term. It has the right to attend meetings of our board of directors, inspect our financial affairs and perform other supervisory functions.

Audit Committee

Pursuant to Paragraph 14 of the Code of Best Practice set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Ltd, we formed an audit committee on June 15, 1999 which consists of three directors, Chen Xinyuan, Wang Xingyu and Wang Yongshou. The principal duty of the audit committee is to review and supervise our financial reporting process and internal controls. The members of the audit committee will hold office for the same term as directors.

Remuneration Committee

We formed a remuneration committee on December 25, 2001 which consists of three directors, Gu Chuanxun, Wang Yongshou and Rong Guangdao. The operating rules for the remuneration committee are still in the process of formulation.

D. Employees.

As of December 31, 2004, we had 28,451 employees.

The following table shows the approximate number of employees we had at the end of our last three years by the principal business function they performed:

	December 31,
	2004	2003	2002
Management	2,395	2,751	2,962
Engineers, technicians and factory personnel	20,343	22,423	23,293
Accounting, marketing and other	5,713	5,834	5,234
Total	28,451	31,008	31,489

Approximately 22% of our work force graduated from university or technical colleges. In addition, we offered our employees opportunities for education and training based upon our development and actual performance of the employees.

We have completed implementing a system of labor contracts. The contract system imposes discipline, provides incentives to adopt better work habits and gives us greater management control over our work force. We believe that by linking remuneration to productivity the contract system has also improved employee morale. As of December 31, 2004, almost all of the work force was employed under labor contracts which specify the employee’s position, responsibilities, remuneration and grounds for termination. The contracts generally have terms of five years and may be renewed with the agreement of both parties. The personnel who have worked in SPC for over ten years may enter into labor contracts with an indefinite term. Since 2000, we have reduced our workforce by over 10,000.

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

Total remuneration of our employees includes salary and bonuses. Employees also receive certain benefits in terms of housing, education and health services that we subsidize, and other miscellaneous subsidies. In 2004, we paid RMB 1,172 million in employment costs.

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

E. Share Ownership.

The following table shows the interests of our Directors, Supervisors and senior officers in our shares as of December 31, 2004 and the net change since January 1, 2003. All shares indicated were A shares and represented the personal interests of the relevant persons. In each case, they represent less than 1% of the outstanding A shares. No change in shareholdings occurred. Except as disclosed below, none of the Directors, Supervisors or senior officers or their associates had any beneficial interest in our issued share capital in 2004.

Name	Position	Shares held at December 31, 2004
Lu Yiping	Chairman	3,600
Rong Guangdao	Vice Chairman and President	3,600
Du Chongjun	Vice Chairman	1,000
Han Zhihao	Director and Chief Financial Officer	0
Wu Haijun	Director and Vice President	1,500
Gao Jinping	Director	0
Liu Wenlong	External Director	0
Zhang Baojian	External Director	0
Wang Yongshou	Independent Director	3,600
Gu Chuanxun	Independent Director	0
Wang Xingyu	Independent Director	0
Chen Xinyuan	Independent Director	0
Dai Shuming	Chairman of Supervisory Committee	0
Zhang Chenghua	Supervisor	0
Zhu Weiyan	Supervisor	0
Zhang Jianjun	External Supervisor	0
Lü Xiangyang	External Supervisor	0
Liu Xiangdong	Independent Supervisor	0
Zhou Yunnong	Independent Supervisor	0
Zhang Zhiliang	Vice President	3,600
Yin Jihai	Vice President	0
Shi Wei	Vice President	0
Zhang Jianping	Vice President	0
Tang Chengjian	Vice President	0
Zhang Jingming	Company Secretary	0

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

The table below sets forth information regarding ownership of our capital stock as of May 31, 2005 by (i) all persons who we know own more than five percent of our capital stock and (ii) our officers and directors as a group. We are not aware that any such shareholder had voting rights different from those of our other shareholders.

Title of Class	Identity of Person or Group	Number of Shares Held	Percent of Total Share Capital
Domestic Shares	China Petroleum & Chemical Corporation (1)	4,000,000,000	55.56%
H Shares	HKSCC nominees Ltd.	1,916,102,857	26.61%
A Shares	Directors and Officers	14,800	less than 1%

1.	This company is controlled by China Petrochemical corporation which is itself controlled by the Chinese government.

There have been no changes in our major shareholders or significant changes in the amount of shares such shareholders hold during 2002, 2003 and 2004.

As of May 31, 2005, a total of 2,330,000,000 H Shares were outstanding. As of May 31, 2005, a total of 1,739,205 ADSs, representing the equivalent of 173,920,500 H Shares, were outstanding and held by 119 holders of record. A total of 720,000,000 A Shares were also outstanding on May 31, 2005.

To the best of our knowledge, we are not directly or indirectly controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

We are not aware of any arrangement that may at a subsequent date result in a change of control of our company.

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

Ethylene Joint Venture

Late in 2001, we established Secco, a Sino-foreign equity joint venture, together with BP and Sinopec Corp. We own 20%, while BP and Sinopec Corp own 50% and 30%, respectively. Secco was established to build and operate a 900,000 tons rated capacity ethylene petrochemical manufacturing facility, to manufacture and market ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatics and by-products, to provide related after-sales services and technical advice with respect to such petrochemical products and by products, and to engage in polymers application development. Secco is expected to complete construction in 2005. Secco’s total registered capital is US$901,440,964, of which we will provide the Renminbi equivalent of US$180,287,952. As of December 31, 2004, we paid approximately RMB 1,200.5 million of the above sum. All of our contribution will be made before construction is completed in 2005.

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

Transactions with Sinopec Corp – The HKSE has confirmed that transactions with Sinopec Corp or its associates which were previously carried out with Sinopec and its associates and were covered by the waivers, continue to be exempt following the reorganization of Sinopec on the basis that there is no change in our ultimate controlling shareholder, provided that we satisfy the following conditions (such transactions will include transactions with Sinopec Group since Sinopec Group is the controlling company of Sinopec Corp):

•	we disclose details of the transactions to shareholders in our next HK Annual Report,

•	our independent non-executive directors certify in our next HK Annual Report that the transactions have been entered into (1) in the ordinary course of business of the relevant companies, (2) on normal commercial terms or on terms that are fair and reasonable so far as our shareholders are concerned and (3) the transactions have been entered into either in accordance with the terms of the agreement governing them or, where there is no such agreement, on terms no less favorable than terms available to third parties,

•	we provide a copy of the HKSE’s waivers letter to our auditors and draw their attention to the requirements, and

•	our auditors review the transactions each year.

If, however, disclosure of any such transactions is necessary to enable investors to appraise our position or to avoid the establishment of a false market in our shares or if such transactions may have any material effect on the trading of our shares on the HKSE, we are required to disclose the relevant transaction to the HKSE as soon as practicable. The expression “ordinary course of business” will be determined in the context of the actual business of the relevant company and the expression “normal commercial terms” will be applied by reference to transactions of a similar nature and to be made by similar entities within China or, in the absence of available comparison, by reference to our history and pattern of dealings. Please also see Note 27 to our consolidated financial statements included in Item 18. Financial Statements.

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

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

Consolidated Financial Statements.

Please see Item 18. Financial Statements.

Other Financial Information

Export Sales

In 2004, export sales accounted for RMB94 million (US$11.4 million) or 0.24% of our total net sales.

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

ITEM 9. THE OFFER AND LISTING.

A. Offer and Listing Details

Set forth below is certain market information relating to our H Shares and ADSs for the periods indicated.

	Price per H Share		Price per ADS
	(HK$)		(US$)
	High	Low	High	Low
2000	1.50	0.67	18.56	9.00

2001	1.35	0.52	17.15	7.00

2002	1.28	0.69	15.61	8.74

2003	3.45	1.70	46.26	14.35

2004	4.07	1.86	53.90	24.30

2003
First Quarter	1.46	1.10	18.98	14.35
Second Quarter	1.69	1.08	20.94	14.55
Third Quarter	1.93	1.44	24.99	18.73
Fourth Quarter	3.45	1.63	46.26	21.50

2004
First Quarter	3.92	2.90	50.70	37.41
Second Quarter	4.07	1.86	53.90	24.30
Third Quarter	3.10	2.30	39.10	30.28
Fourth Quarter	3.12	2.60	40.08	34.12

Most Recent Six Months
December, 2004	2.92	2.60	37.40	34.12
January, 2005	2.92	2.60	37.50	34.01
February, 2005	3.45	2.80	44.10	36.75
March, 2005	3.58	3.12	45.20	40.25
April, 2005	3.22	2.80	41.60	36.20
May, 2005	3.00	2.53	39.05	33.45

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

Dividend payments may be subject to Chinese withholding tax. See Item 10. Additional Information – Taxation.

Voting Rights and Shareholders’ Meetings

Our board of directors must convene a shareholders’ annual general meeting once every year within six months from the end of the preceding financial year. Our board must convene an extraordinary general meeting within two months of the occurrence of any one of the following events:

•	where the number of directors is less than 10, two-thirds of the number specified in our Articles of Association;

•	if the number of directors is less than five, a number stipulated in the Chinese Company Law;

•	where our unrecovered losses reach one-third of the total amount of our share capital;

•	where shareholder(s) holding 10% or more of our issued and outstanding voting shares request(s) in writing; or

•	whenever our board deems necessary or our Supervisory Committee so request.

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

Our Board of Directors or Supervisory Committee may nominate candidates for our Board of Directors and Supervisory Committee. In addition, shareholders holding one percent or more of our shares have the right to nominate candidates for Independent Director or Independent Supervisor and shareholders holding five percent or more of our shares have the right to nominate other candidates for Director or Supervisor. For Director candidates, the nominator and candidate will be responsible for providing truthful and complete information about the candidate for disclosure. Candidates for Independent Director must publicly declare that there does not exist any relationship between himself and us that may influence his independent, objective judgment. The China Securities Regulatory Commission may veto any candidate for Independent Director.

Our Independent Directors must approve any connected transactions. Connected transactions are those defined by the HKSE and by Chinese rules and regulations, but would generally include transactions with any of the following:

•	any company that, directly or indirectly, controls us or is under common control with us;

•	any shareholders owning 5% or more of our shares;

•	our directors, supervisors and other senior management;

•	any of our key technical personnel or key technology suppliers; and

•	any close relative or associate of any of the above.

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

Supervisory Committee

The Supervisory Committee exists to supervise our directors and our senior officers to prevent them from abusing their positions and powers or infringing our rights and interests or those of our shareholders or employees. The Supervisory Committee has no power over the decisions or actions of our directors or officers except to compel them to correct any act harmful to our interests. The Supervisory Committee is currently composed of seven members appointed for a three year term. It has the right to:

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

Our Supervisory Committee must include two employee representatives appointed by our employees. The remaining members are appointed by the shareholders in a general meeting, provided that our directors, general manager and senior officers are not eligible to serve as supervisors. The Supervisory Committee must meet at least once a year. Decisions of the Supervisory Committee must be made by a two-thirds vote. We will pay all reasonable expenses incurred by the Supervisory Committee in appointing professional advisors, such as lawyers, accountants or auditors.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Sensitivity

We are subject to risk resulting from fluctuations in interest rates. Our debts are fixed and variable rate bank and other loans, with original maturities ranging from 1 to 13 years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. We have no program of interest rate hedging activities and did not engage in any of such activities in 2004.

The following table provides information, by maturity date, regarding our interest rate sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of December 31, 2004 and 2003.

	As of December 31, 2004
	2005	2006	2007	2008	2009	2009 Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	14,899	14,899	14,899	7,737	—	—	52,434	48,048
Average interest rate	1.80%	1.80%	1.80%	1.80%	—	—	1.80%	—

Variable rate bank and other loans
In U.S. Dollars	2,735,227	—	416,402	—	—	—	3,151,629	3,151,629
Average interest rate (1)	3.61%	—	3.61%	—	—	—	3.61%	—

In RMB	2,217,500	1,390,000	24,500	—	—	—	3,632,000	3,612,580
Average interest rate (1)	5.06%	5.20%	5.58%	—	—	—	5.11%	—

	As of December 31, 2003
	2004	2005	2006	2007	2008	2008 Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	52,644	14,673	14,673	14,673	12,929	—	109,592	107,102
Average interest rate	4.74%	1.50%	1.50%	1.50%	1.50%	—	3.06%	—

In Japanese Yen	23,188	—	—	—	—	—	23,188	24,472
Average interest rate	5.70%	—	—	—	—	—	5.70%	—

Variable rate bank and other loans
In U.S. Dollars	3,226,740	—	—	—	—	—	3,226,740	3,226,740
Average interest rate (1)	1.81%	—	—	—	—	—	1.81%	—

In RMB	2,189,100	1,760,000	1,220,000	24,500	—	—	5,193,600	5,193,600
Average interest rate (1)	4.97%	5.09%	5.24%	5.58%	—	—	5.07%	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

Exchange Rate Sensitivity

We are also exposed to foreign exchange rate risk as a result of its foreign currency denominated long-term debt and, to a limited extent, cash and cash equivalents denominated in foreign currencies. We have no program of foreign currency hedging activities and engaged no foreign currency hedging activities in 2004 and 2003.

The following table provides information, by maturity date, regarding our foreign exchange rate sensitive financial instruments, which consist of cash and cash equivalents, short-term and long-term debt obligations as of December 31, 2004 and 2003.

	As of December 31, 2004
	2005	2006	2007	2008	2009	2009 Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments

Cash and cash equivalents:
In Hong Kong Dollars	39,656	—	—	—	—	—	39,656	39,656
In U.S. Dollars	118,173	—	—	—	—	—	118,173	118,173
In Swiss Francs	944	—	—	—	—	—	944	944
In Euro	1,181	—	—	—	—	—	1,181	1,181
In Japanese Yen	37	—	—	—	—	—	37	37

Debt:
Fixed rate bank and other loans
In U.S. Dollars	14,899	14,899	14,899	7,738	—	—	52,435	48,048
Average interest rate	1.80%	1.80%	1.80%	1.80%	—	—	1.80%	—

Variable rate bank and other loans
In U.S. Dollars	2,554,805	—	416,402	—	—	—	2,971,207	2,971,207
Average interest rate (1)	3.61%	—	3.61%	—	—	—	3.61%	—

Interest free bank and other loans
In U.S. Dollars	2,979	2,980	2,980	2,980	2,980	5,959	20,858	20,858

	As of December 31, 2003
	2004	2005	2006	2007	2008	2008 Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments

Cash and cash equivalents:
In Hong Kong Dollars	36,624	—	—	—	—	—	36,624	36,624
In U.S. Dollars	55,700	—	—	—	—	—	55,700	55,700
In Swiss Francs	861	—	—	—	—	—	861	861

Debt:
Fixed rate bank and other loans
In U.S. Dollars	52,644	14,673	14,673	14,673	12,929	—	109,592	107,102
Average interest rate	4.74%	1.50%	1.50%	1.50%	1.50%	—	3.06%	—

In Japanese Yen	23,188	—	—	—	—	—	23,188	24,472
Average interest rate	5.70%	—	—	—	—	—	5.70%	—

Variable rate bank and other loans
In U.S. Dollars	3,201,723	—	—	—	—	—	3,201,723	3,201,723
Average interest rate (1)	1.81%	—	—	—	—	—	1.81%	—

Interest free bank and other loans
In U.S. Dollars	4,137	—	—	—	—	—	4,137	4,137

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Evaluation of disclosure controls and procedures.

The term “disclosure controls and procedures” is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. These rules refer to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within required time periods. This includes controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive officer or officers and principal financial officer or officers, to allow timely decisions regarding required disclosure.

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

Our chief executive officer and our chief financial officer have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report (the “Evaluation Date”), and they have concluded that, as of the Evaluation Date, such controls and procedures were effective at ensuring that required information will be disclosed on a timely basis in our reports filed under the Exchange Act.

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

B. Changes in internal controls.

We maintain a system of internal accounting controls that are designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are carefully followed. For the year ended December 31, 2004, there were no significant changes to our internal controls over financial reporting during the period covered by this annual report that has materially affected, or is reasonably likely to material affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We currently have an audit committee financial expert, Chen Xinyuan, serving on our audit committee and he is an independent director as defined in 17 CFR 240.10A-3.

ITEM 16B. CODE OF ETHICS

We have not adopted a code of ethics as defined by the applicable U.S. securities regulations that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions since it is not a customary practice for a PRC company to adopt such code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the fees charged by KPMG, our principal accountant, for certain services rendered to us during 2003 and 2004.

	For the year ended December 31,
	(in thousands of US$)
	2003	2004
Audit fees (1)	550	650
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All other fees (4)	—	—
Total	550	650

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services rendered by our principal auditors for the audit of our financial information.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by the our principal accountant, other than the services reported under audit fees, audit-related fees and tax fees.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of the information called for by this Item 17.

ITEM 18. FINANCIAL STATEMENTS.

See pages F-1 to F-54 incorporated herein by reference.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Sinopec Shanghai Petrochemical Company Limited:

We have audited the accompanying consolidated balance sheets of Sinopec Shanghai Petrochemical Company Limited and subsidiaries (the “Group”) as of December 31, 2003 and 2004, and the related consolidated statements of income, cash flows, and shareholders’ equity for each of the years in the three-year period ended December 31, 2004, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sinopec Shanghai Petrochemical Company Limited and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2004 have been translated into United States dollars solely for the convenience of the readers. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in note 1 to the consolidated financial statements.

KPMG

Hong Kong, China

March 23, 2005

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2003 and 2004

(Amounts in thousands)

		December 31,
		2003	2004	2004
	Note	Renminbi	Renminbi	U.S. Dollars
Assets

Current assets:
Cash and cash equivalents		1,840,351	1,690,500	204,242
Time deposits with maturity over three months		165,885	4,000	483
Inventories	12	3,504,259	3,727,749	450,375
Amounts due from related companies	27	418,440	585,419	70,728
Trade debtors, net	13	472,117	395,353	47,765
Bills receivable		1,214,465	1,675,412	202,418
Other debtors and prepayments	14	406,521	535,222	64,664
Income tax recoverable		2,385	2,255	272

Total current assets		8,024,423	8,615,910	1,040,947

Non-current assets:
Property, plant and equipment, net	15	16,020,104	15,206,325	1,837,178
Investment property	16	—	511,307	61,774
Construction in progress	17	385,373	807,477	97,557
Lease prepayments		540,882	526,956	63,665
Interests in associates	18	1,370,339	1,906,917	230,387
Investments	19	688,837	630,377	76,160
Deferred tax assets	9	35,660	48,917	5,910
Goodwill	20	35,863	22,415	2,708

Total non-current assets		19,077,058	19,660,691	2,375,339

Total assets		27,101,481	28,276,601	3,416,286

Liabilities and Shareholders’ Equity

Current liabilities:
Bank loans	22	5,444,729	4,870,305	588,414
Loans from a related company	22	130,000	130,000	15,706
Amounts due to related companies	27	780,222	639,445	77,256
Trade creditors		1,033,107	797,753	96,382
Bills payable		238,583	259,746	31,382
Accrued expenses and other creditors		776,449	663,635	80,178
Income tax payable		78,950	73,930	8,932

Total current liabilities		8,482,040	7,434,814	898,250

Non-current liabilities:
Deferred income	21	49,467	37,100	4,482
Bank loans	22	3,206,848	2,014,614	243,399

Total non-current liabilities		3,256,315	2,051,714	247,881

Total liabilities		11,738,355	9,486,528	1,146,131

Minority interests		341,240	373,084	45,075

Shareholders’ equity
Share capital	23	7,200,000	7,200,000	869,880
Share premium and reserves	24	7,821,886	11,216,989	1,355,200

Total shareholders’ equity		15,021,886	18,416,989	2,225,080

Total liabilities and shareholders’ equity		27,101,481	28,276,601	3,416,286

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2002, 2003 and 2004

(Amounts in thousands, except per share data)

		Years ended December 31,
		2002		2003		2004		2004
	Note	Renminbi		Renminbi		Renminbi		U.S. Dollars
Sales	3		22,322,896		29,567,140		39,402,533		4,760,486
Less Business taxes and surcharges			(599,927)		(624,457)		(738,474)		(89,220)

Net sales			21,722,969		28,942,683		38,664,059		4,671,266

Cost of sales	4		(19,853,928)		(26,396,224)		(33,223,604)		(4,013,966)

			1,869,041		2,546,459		5,440,455		657,300

Selling and administrative expenses			(421,208)		(444,703)		(408,144)		(49,311)

			1,447,833		2,101,756		5,032,311		607,989

Other operating income	5		136,631		121,079		277,005		33,467
Other operating expenses	6		(154,835)		(216,432)		(284,164)		(34,332)

Income from operations			1,429,629		2,006,403		5,025,152		607,124

Share of profits/(losses) of associates			16,065		(24,017)		(36,915)		(4,460)
Net financing costs	8		(400,656)		(392,021)		(292,008)		(35,279)

Income before income tax and minority interests			1,045,038		1,590,365		4,696,229		567,385

Income tax	9		(84,494)		(145,065)		(637,061)		(76,968)

Income before minority interests			960,544		1,445,300		4,059,168		490,417

Minority interests			(44,179)		(43,610)		(88,065)		(10,640)

Net income			916,365		1,401,690		3,971,103		479,777

Basic earnings per share	10	RMB	0.127	RMB	0.195	RMB	0.552	USD	0.067

Dividend attributable to the year	11		360,000		576,000		1,440,000		173,976

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2002, 2003 and 2004

(Amounts in thousands)

			Years ended December 31,
			2002	2003	2004	2004
			Renminbi	Renminbi	Renminbi	U.S. Dollars
Cash generated from operations	(a	)	2,348,821	2,796,993	5,591,615	675,561

Interest paid			(524,254)	(415,684)	(346,696)	(41,887)
Income tax paid			(50,344)	(147,352)	(673,214)	(81,336)
Income tax refund			24,097	43,000	18,006	2,175

Net cash generated from operating activities	(a	)	1,798,320	2,276,957	4,589,711	554,513

Cash flows from investing activities:

Interest income received			25,323	27,419	42,750	5,165
Investment income received			47,635	49,087	96,591	11,670
Capital expenditure			(2,404,293)	(1,284,868)	(2,205,957)	(266,516)
Proceeds from disposal of property, plant and equipment			23,764	40,985	112,949	13,646
Purchase of investments and addition of interests in associates			(269,430)	(388,894)	(650,285)	(78,565)
Sale of investments			42,516	59,437	101,461	12,258
Increase in time deposits			(84,095)	(191,285)	(63,333)	(7,652)
Maturity of time deposits			40,815	109,495	225,218	27,210

Cash used in investing activities			(2,577,765)	(1,578,624)	(2,340,606)	(282,784)

Cash flows from financing activities:

Proceeds from loans			7,575,168	7,490,040	5,214,936	630,051
Repayment of loans			(6,551,874)	(7,619,254)	(6,981,696)	(843,506)
Dividends paid			—	(360,000)	(576,000)	(69,590)
Dividends paid to minority interests			(35,206)	(29,532)	(56,221)	(6,792)

Cash (used in)/ provided from financing activities			988,088	(518,746)	(2,398,981)	(289,837)

Net (decrease)/ increase in cash and cash equivalents			208,643	179,587	(149,876)	(18,108)
Cash and cash equivalents at beginning of year			1,446,678	1,660,531	1,840,351	222,345
Effect of foreign exchange rate changes			5,210	233	25	4

Cash and cash equivalents at end of year			1,660,531	1,840,351	1,690,500	204,241

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to the Consolidated Statements of Cash Flows

For the years ended December 31, 2002, 2003 and 2004

(Amounts in thousands)

(a)	Reconciliation of income before income tax and minority interests to cash generated from operations

	Years ended December 31,
	2002	2003	2004	2004
	Renminbi	Renminbi	Renminbi	U.S. Dollars
Income before income tax and minority interests	1,045,038	1,590,365	4,696,229	567,383
Interest income	(25,015)	(27,419)	(42,830)	(5,175)
Investment income	(36,505)	(18,059)	(62,800)	(7,587)
Share of losses/ (profits) of associates	(16,065)	24,017	36,915	4,460
Interest expense	421,747	415,935	325,033	39,269
Depreciation	1,585,823	1,850,013	1,794,120	216,760
Provision for impairment loss	—	24,600	34,345	4,149
Amortisation of lease prepayments	14,518	22,822	21,191	2,560
Amortization of goodwill	13,448	13,448	13,448	1,625
Amortization of deferred income	(14,822)	(12,367)	(12,367)	(1,494)
Unrealized exchange gain	(5,086)	884	77	9
Loss on disposal of property, plant and equipment	85,134	57,571	9,544	1,153
Movement in inventories	(503,822)	(120,589)	(223,490)	(27,001)
Movement in debtors, bills receivable and deposits	80,792	(345,974)	(514,956)	(62,215)
Movement in creditors, other creditors and bills payable	(200,269)	(478,758)	(376,854)	(45,530)
Movement in balances with parent companies and fellow subsidiaries	(96,095)	(199,496)	(105,990)	(12,805)

Cash generated from operations	2,348,821	2,796,993	5,591,615	675,561

Interest paid	(524,254)	(415,684)	(346,696)	(41,887)
Income tax paid	(50,344)	(147,352)	(673,214)	(81,336)
Income tax refund	24,097	43,000	18,006	2,175

Net cash generated from operating activities	1,798,320	2,276,957	4,589,711	554,513

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2002, 2003 and 2004

(Amounts in thousands)

		Share capital	Share premium	Reserves	Retained earnings	Total shareholders’ equity
	Note	Renminbi	Renminbi	Renminbi	Renminbi	Renminbi
Balances at December 31, 2001		7,200,000	2,420,841	2,798,512	644,478	13,063,831

Net income		—	—	—	916,365	916,365

Appropriation	24	—	—	181,794	(181,794)	—

Balances at December 31, 2002		7,200,000	2,420,841	2,980,306	1,379,049	13,980,196

Net income		—	—	—	1,401,690	1,401,690

Appropriation	24	—	—	277,112	(277,112)	—

Dividend	11	—	—	—	(360,000)	(360,000)

Balances at December 31, 2003		7,200,000	2,420,841	3,257,418	2,143,627	15,021,886

Net income		—	—	—	3,971,103	3,971,103

Appropriation	24	—	—	794,254	(794,254)	—

Dividend	11	—	—	—	(576,000)	(576,000)

Balances at December 31, 2004		7,200,000	2,420,841	4,051,672	4,744,476	18,416,989
U.S. Dollars equivalent		869,880	292,478	489,510	573,212	2,225,080

See accompanying notes to consolidated financial statements.

1.	ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PREPARATION

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

The Company’s former controlling shareholder, China Petrochemical Corporation (“CPC”) completed its reorganization on February 25, 2000 in which its interests in the Company were transferred to its subsidiary, China Petroleum & Chemical Corporation (“Sinopec Corp”). In connection with the reorganization, CPC transferred its 4,000,000,000 of the Company’s state owned legal shares, which represented 55.56 per cent of the issued share capital of the Company, to Sinopec Corp. On October 12, 2000, the Company changed its name to Sinopec Shanghai Petrochemical Company Limited.

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

At December 31, 2004, the following list contains the particulars of subsidiaries, all of which are limited companies established and operated in the PRC, which principally affected the results and assets of the Group.

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

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board (“IASB”), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. Significant differences between IFRS and accounting principles generally accepted in the United States (“U.S. GAAP”) and their effect on net income for each of the years in the three-year period ended December 31, 2004, and shareholders’ equity as of December 31, 2003, and 2004, are set forth in Note 30.

The consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment. The accounting policies have been consistently applied by the Group.

The IASB has issued a number of new and revised International Financial Reporting Standards and International Accounting Standards (collectively new “IFRSs”) which are effective for accounting periods beginning on or after January 1, 2005. The Group has not early adopted these new IFRSs in the financial statements for the year ended December 31, 2004. The Group has already commenced an assessment of the impact of these new IFRSs but is not yet in a position to state whether these new IFRSs would have significant impact on its results of operations and financial position.

The financial information has been prepared in Renminbi (“RMB”), the national currency of the PRC. Solely for the convenience of the reader, the financial statements have been translated into United States dollars at the rate of U.S. $1.00 = RMB 8.277 quoted by the People’s Bank of China on December 31, 2004. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate.

2.	PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of consolidation

(i)	Subsidiaries

The consolidated financial statements of the Group include the financial statements of the Company and all of its principal subsidiaries. Subsidiaries are those enterprises controlled by the Company. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The results of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases. The share of results attributable to minority interests is deducted from or added to profit after tax.

(ii)	Associates

Associates are those enterprises in which the Company or the Group has significant influence, but not control, over the financial and operating policies. The Company’s financial statements and the Group’s consolidated financial statements include the Company’s and the Group’s share of the total recognised gains and losses of the principal associates on an equity accounted basis respectively, from the date that significant influence commences until the date that significant influence ceases. When the Company’s or the Group’s share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company or the Group has incurred legal or constructive obligations or made payment on behalf of an associate.

(iii)	Transactions eliminated on consolidation

All material intercompany transactions and balances, and any unrealized gains arising from intercompany transactions, are eliminated on consolidation.

(iv)	Goodwill

Goodwill arising on acquisition represents the excess of the cost of acquisition over the fair value of their net identifiable assets on acquisition. Goodwill is stated at cost less amortization and impairment losses (see Note 2(r)). Amortization is charged on a straight-line basis to the consolidated statements of income over its economic useful life.

Negative goodwill arising on acquisition represents the excess of the fair value of the net identifiable assets of subsidiaries acquired over the cost of acquisition. Negative goodwill is, where material, credited to deferred income which is recognized in the consolidated statements of income on a systematic basis.

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(b)	Property, plant and equipment

Property, plant and equipment are stated in the balance sheet at cost or valuation (see Note 15) less accumulated depreciation and impairment losses (see Note 2(r)). Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date.

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

(c)	Investment property

Investment property is property which is held either to earn rental income or for capital appreciation or for both.

Investment property is stated in the balance sheet at cost less accumulated depreciation. Depreciation is provided over its estimated useful lives on a straight-line basis, after taking into account their estimated residual values. Estimated useful life of investment property is 40 years.

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(d)	Lease prepayments

Lease prepayments represent land use rights paid to the PRC’s land bureau. Land use rights are carried at cost and amortized on a straight-line basis over the respective periods of the rights.

(e)	Construction in progress

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost less the government grants that compensate the Company for the cost of construction and impairment losses (see Note 2(r)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the period of construction.

The construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(f)	Interest in subsidiaries

In the Company’s financial statements, interests in subsidiaries are accounted for using the equity method.

(g)	Investments

Investments in unlisted equity securities are stated at cost less provision for impairment losses (see Note 2(r)). A provision is made where, in the opinion of management, the carrying amount of the investments exceeds its recoverable amount.

(h)	Inventories

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

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(h)	Inventories (continued)

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

Spare parts and consumables are stated at cost less any provision for obsolescence.

(i)	Trade and other receivables

Trade debtors are stated at cost less allowance for doubtful accounts. Allowance for doubtful accounts is provided based upon the evaluation of the recoverability of these accounts at the balance sheet date.

(j)	Cash and cash equivalents

Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

(k)	Translation of foreign currencies

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

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(l)	Revenue recognition

Revenue from the sale of goods is recognized in the consolidated statements of income when the significant risks and rewards of ownership have been transferred to the buyer. Revenue excludes value added tax and is after deduction of any trade discounts and returns. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due to the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Revenue from the rendering of services is recognized in the consolidated statements of income upon performance of the services.

Dividend income is recognized when the shareholder’s right to receive payment is established.

(m)	Grants

Capital-based government grants consist of grants for the purchase of equipment used for technology improvements. Such grants are offset against the cost of asset to which the grant related and are recognised in the income statement on a systematic basis over the useful life of the asset.

(n)	Net financing costs

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

(o)	Repairs and maintenance expenses

Repairs and maintenance expenses, including cost of major overhaul, are charged to the consolidated statements of income as and when they are incurred.

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(p)	Research and development costs

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

(q)	Retirement benefits

The contributions payable under the Group’s retirement plans are charged to the consolidated statements of income according to the contribution determined by the plans. Further information is set out in Note 26.

(r)	Impairment loss

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

(s)	Deferred income

Deferred income is amortized on a straight-line basis to the consolidated statements of income over 10 years.

(t)	Dividends

Dividends are recognized as a liability in the period in which they are declared.

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(u)	Income tax

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

(v)	Provisions

A provision is recognized in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligations.

(w)	Related parties

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

(x)	Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(y)	Estimates

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

Sales represents the sales value of goods sold to customers, net of value added tax and is after deduction of any sales discounts and returns.

4.	COST OF SALES

Cost of sales represents:

	Years ended December 31,
	2002	2003	2004
Costs of raw materials
-crude oil	11,277,494	15,848,188	19,461,243
-other ancillary materials	3,071,608	3,939,371	6,091,649
Depreciation	1,585,823	1,850,013	1,794,120
Repairs and maintenance	673,255	787,246	920,490
Research and development	83,952	101,223	74,663
Employer’s pension costs
-municipal retirement scheme costs	168,747	168,276	167,640
-supplementary retirement scheme costs	24,781	39,153	42,379
Staff costs	1,079,318	1,090,687	1,172,442
Amortization of lease prepayment	14,518	22,822	21,191
Others	1,874,432	2,549,245	3,477,787

	19,853,928	26,396,224	33,223,604

Cost of sales includes charges for specific services provided by Sinopec Corp group companies to the Group. Such amounts have not been a material portion of cost of sales.

5.	OTHER OPERATING INCOME

Other operating income represents:

	Years ended December 31,
	2002	2003	2004
Income from rendering of services	63,739	74,040	130,298
Gain on disposal of property, plant and equipment	—	—	58,913
Income from joint ventures and other investments	36,505	18,059	62,800
Amortization of deferred income	14,822	12,367	12,367
Others	21,565	16,613	12,627

	136,631	121,079	277,005

6.	OTHER OPERATING EXPENSES

Other operating expenses represent:

	Years ended December 31,
	2002	2003	2004
Loss on disposal of property, plant and equipment	85,134	57,571	68,457
Employee reduction expenses (Note 7)	—	64,108	112,526
Amortization of goodwill	13,448	13,448	13,448
Impairment loss of property, plant and equipment (Note 15)	—	24,600	34,345
Donation	1,699	10,080	9,992
Others	54,554	46,625	45,396

	154,835	216,432	284,164

7.	EMPLOYEE REDUCTION EXPENSES

In accordance with the Group’s voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 112,526 (2003: RMB 64,108; 2002: RMB Nil) during the year ended December 31, 2004 in respect of the voluntary resignation of approximately 1,500 employees (2003: 950; 2002: Nil).

8.	NET FINANCING COSTS

Net financing costs represent:

	Years ended December 31,
	2002	2003	2004
Interest expenses, net	421,747	415,935	325,033
Interest income	(25,015)	(27,419)	(42,830)
Foreign exchange losses, net	3,924	3,505	9,805

	400,656	392,021	292,008

Interest costs capitalized as a component of the cost of construction in progress amounted to RMB 101,753, RMB 14,095 and RMB 23,801 in 2002, 2003 and 2004 respectively. Interest costs have been capitalized at a rate of between 2.98% and 5.58% per annum (2003: 2.98%-5.31%; 2002: 4.18%-6.03%) for construction in progress.

9.	TAXATION

(a)	Taxation in the consolidated statements of income represents:

	Years ended December 31,
	2002	2003	2004
Provision for PRC income tax for the year	155,874	249,285	725,897
Deferred tax	(4,975)	(12,053)	(13,257)
Tax refund (Note)	(66,405)	(92,167)	(75,579)

	84,494	145,065	637,061

Note:

Pursuant to the document “Cai Shui Zi (1999) No. 290” issued by the Ministry of Finance and the State Administration of Taxation of the PRC on December 8, 1999, the Company is entitled to an income tax refund of RMB 75,579 (2003: RMB 92,167, 2002: RMB 66,405) during the year relating to the purchase of equipment produced in the PRC for technological improvements.

A reconciliation of the income tax calculated at the applicable tax rate with income tax expense is as follows:

	Years ended December 31,
	2002	2003	2004
Income before income tax	1,045,038	1,590,365	4,696,229

Expected PRC taxation at statutory tax rate of 15%	156,756	238,555	704,435

Non-deductible expenses	2,706	3,437	9,888
Non-taxable earnings	(10,108)	(7,032)	(7,589)
Income tax refund	(66,405)	(92,167)	(75,579)
Differential tax rate on subsidiaries income	1,545	2,272	5,906

Income tax expense	84,494	145,065	637,061

The charge for income tax is calculated at the rate of 15% (2003: 15%; 2002: 15%) on the estimated assessable income of the year determined in accordance with relevant income tax rules and regulations. The Group did not carry out business overseas and therefore does not incur overseas income tax. The Company has not received notice from the Ministry of Finance that the 15% tax rate will be revoked in 2005. It is possible that the Company’s tax rate will increase in the future. However, the Company continues to use the 15% tax rate in 2004.

9.	TAXATION (continued)

(b)	Deferred taxation:

(i)	Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the tables below:

	Assets		Liabilities		Net balance
	December 31,		December 31,		December 31,
	2003	2004	2003	2004	2003	2004
Current
Provisions	21,163	32,600	—	—	21,163	32,600
Non-current
Provisions for impairment losses	3,690	8,842	—	—	3,690	8,842
Lease prepayments	20,453	19,928	—	—	20,453	19,928
Capitalization of borrowing costs	—	—	(9,646)	(12,453)	(9,646)	(12,453)

Deferred tax assets/(liabilities)	45,306	61,370	(9,646)	(12,453)	35,660	48,917

There is no other significant deferred tax asset or liability that has not been provided for in the financial statements.

(ii)	Movement in the deferred tax assets and liabilities are as follows:

	Balance at January 1, 2002	Recognized in consolidated statements of income	Balance at December 31, 2002
Current
Provisions	8,796	6,375	15,171
Non-current
Lease prepayments	21,503	(525)	20,978
Capitalization of borrowing costs	(7,843)	(875)	(8,718)

Net deferred tax assets	22,456	4,975	27,431

	Balance at January 1, 2003	Recognized in consolidated statements of income	Balance at December 31, 2003
Current
Provisions	15,171	5,992	21,163
Non-current
Provision for impairment losses	—	3,690	3,690
Lease prepayments	20,978	(525)	20,453
Capitalization of borrowing costs	(8,718)	(928)	(9,646)

Net deferred tax assets	27,431	8,229	35,660

9.	TAXATION (continued)

	Balance at January 1, 2004	Recognized in consolidated statements of income	Balance at December 31, 2004
Current
Provisions	21,163	11,437	32,600
Non-current
Provision for impairment losses	3,690	5,152	8,842
Lease prepayments	20,453	(525)	19,928
Capitalization of borrowing costs	(9,646)	(2,807)	(12,453)

Net deferred tax assets	35,660	13,257	48,917

10.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to shareholders of RMB 3,971,103 (2003: RMB 1,401,690, 2002: RMB 916,365) and 7,200,000,000 (2003: 7,200,000,000; 2002: 7,200,000,000) shares in issue during the year.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for each of the years in the three-year period ended December 31, 2004.

11.	DIVIDEND

(a)	Dividend attributable to the year:

	Years ended December 31,
	2002	2003	2004
Final dividend proposed after the balance sheet date of RMB 0.20 per share (2003: RMB 0.08 per share, 2002: RMB 0.05 per share)	360,000	576,000	1,440,000

Pursuant to a resolution passed at the Directors’ meeting on March 23, 2005, a final dividend of RMB 0.20 per share totaling RMB 1,440,000 (2003: RMB 576,000; 2002: RMB 360,000) was proposed for shareholders’ approval at the Annual General Meeting. The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

11.	DIVIDEND (continued)

(b)	Dividend attributable to the previous financial year, approved and paid during the year:

	Years ended December 31,
	2002	2003	2004
Final dividend in respect of the previous financial year, approved and paid during the year, of RMB 0.08 per share (2003: RMB 0.05; 2002: RMB Nil)	—	360,000	576,000

12.	INVENTORIES

Inventories comprise:

	December 31,
	2003	2004
Raw materials	1,226,324	1,163,508
Work in progress	1,188,187	1,340,643
Finished goods	608,533	758,081
Spare parts and consumables	481,215	465,517

	3,504,259	3,727,749

At December 31, 2004, the Group had inventories carried at net realizable value with carrying amount of RMB 104,130. (2003: RMB 98,618).

13.	TRADE DEBTORS

Trade debtors comprise:

	December 31,
	2003	2004
Trade debtors	511,928	440,635
Less: Allowance for doubtful debts	(39,811)	(45,282)

	472,117	395,353

Allowance for doubtful debts is analyzed as follows:

At January 1, 2002	33,752
Provision for the year	17,041
Written-off	(7,454)

At December 31, 2002	43,339
Provision for the year	33,644
Written-off	(37,172)

At December 31, 2003	39,811
Provision for the year	22,814
Written-off	(17,343)

At December 31, 2004	45,282

14.	OTHER DEBTORS AND PREPAYMENTS

Other debtors and prepayments comprise:

	December 31,
	2003	2004
Purchase deposits	109,053	166,724
Prepayments in connection with construction work and equipment purchases	18,467	126,591
VAT receivable	40,594	—
Sundry debtors	238,407	241,907

	406,521	535,222

15.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise:

	Buildings	Plant and other fixed assets	Total
Cost or valuation:
At January 1, 2004	5,080,323	25,441,075	30,521,398
Additions	22,582	184,902	207,484
Transferred from construction in progress (Note 17)	268,295	692,752	961,047
Disposals	(47,027)	(454,790)	(501,817)

At December 31, 2004	5,324,173	25,863,939	31,188,112

Accumulated depreciation:

At January 1, 2004	2,591,695	11,909,599	14,501,294
Charge for the year	224,480	1,568,604	1,793,084
Impairment loss	—	34,345	34,345
Written back on disposal	(11,924)	(335,012)	(346,936)

At December 31, 2004	2,804,251	13,177,536	15,981,787

Net book value:
At December 31, 2004	2,519,922	12,686,403	15,206,325

At December 31, 2003	2,488,628	13,531,476	16,020,104

All of the Group’s buildings are located in the PRC (including Hong Kong).

Buildings in Hong Kong with a net book value of RMB 36,500 (2003: RMB 37,684) were held under medium-term leases.

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

15.	PROPERTY, PLANT AND EQUIPMENT (continued)

In accordance with IAS 16, subsequent to this revaluation, which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Based on a revaluation performed as of February 2, 2005, which was based on depreciated replacement costs, the carrying value of property, plant and equipment did not differ materially from their fair value.

At December 31, 2004, no property, plant and equipment that were pledged by the Group (2003: RMB 414,342; 2002: RMB Nil).

16.	INVESTMENT PROPERTY

	2003	2004
Cost:
At January 1, 2004	—	—
Transferred from construction in progress (Note 17)	—	512,343

At December 31, 2004	—	512,343

Accumulated depreciation:
At January 1, 2004	—	—
Charge for the year	—	1,036

At December 31, 2004	—	1,036

Net book value:
At December 31, 2004	—	511,307

At December 31, 2003	—	—

Investment property represents certain floors of an office building rented out under the terms of operating leases.

The fair values of the investment property of the Group as at December 31, 2004 are estimated by the directors to be approximately RMB 565,214 (2003: RMB Nil) by reference to market conditions. The investment property has not been valued by an external independent valuer.

No rental income is received during the year as lease agreements for the investment property were formed with lessees subsequent to the year ended December 31, 2004.

17.	CONSTRUCTION IN PROGRESS

Construction in progress comprises costs incurred on property, plant and equipment not yet commissioned at December 31, 2004. The movement of construction in progress is as follows:

	2003	2004
At January 1	896,798	385,373
Additions	1,065,131	1,895,494
Transferred to property, plant and equipment (Note 15)	(1,576,556)	(961,047)
Transferred to investment property (Note 16)	—	(512,343)

At December 31	385,373	807,477

18.	INTERESTS IN ASSOCIATES

	December 31,
	2003	2004
Share of net assets	1,370,339	1,906,917

The above amount represents the share of net assets of the Company’s interest in its associates.

18.	INTERESTS IN ASSOCIATES (continued)

The particulars of these associates, which are limited companies established and operating in the PRC, which principally affected the results or assets of the Group at December 31, 2004 are as follows:

Company	Registered Capital		Percentage of equity held by the Company	Percentage of equity held by the subsidiaries	Principal activities
			%	%

Shanghai Jinsen Hydrocarbon Resins Company Limited	US$	14,695	—	40	Production of resins products

Shanghai Jinpu Plastics Packaging Material Company Limited	US$	20,204	—	50	Production of polypropylene film

Shanghai YaNan Electrical Appliances Company	RMB	5,420	—	44	Trading of electrical appliances

XinLian Special Sealings Company	RMB	5,000	—	33	Production of special sealing material

Shanghai Secco Petrochemical Company Limited	US$	901,441	20	—	Manufacturing and distribution of chemical products

Shanghai Chemical Industry Park Development Company Limited	RMB	2,372,439	38.26	—	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC

19.	INVESTMENTS

Investments comprise:

	December 31,
	2003	2004
Investments in joint ventures	380,751	353,433
Other unlisted investments	333,874	337,353

	714,625	690,786
Less provision	(25,788)	(60,409)

	688,837	630,377

The Group’s other investments in joint ventures include non-controlling equity investments in various enterprises which are mainly engaged in manufacturing or trading activities related to the Group’s operations. The Group’s share of results attributable to these investments during the year ended December 31, 2004 is not material in relation to the profit of the Group for the said period.

20.	GOODWILL

	December 31,
	2003	2004
Goodwill through acquisition of subsidiaries	134,482	134,482
Less accumulated amortization	(98,619)	(112,067)

	35,863	22,415

On August 16, 1996, the Company acquired the entire equity interest in Shanghai Jinyang Acrylic Fibre Plant (“Jinyang”) for consideration of RMB 38,800 satisfied in cash. Goodwill of RMB 134,482 on acquisition has been recognised in the financial statements and was included in interests in subsidiaries. Such goodwill was amortised over 10 years which is the remaining economic useful life of the related plants of this subsidiary.

21.	DEFERRED INCOME

	Negative goodwill		Net assets obtained (Note)
	2003	2004	2003	2004
At 1 January	33,044	8,492	115,177	115,177
Disposal	(24,552)	—	—	—
Amortization	(5,094)	(5,943)	(69,108)	(80,626)

At 31 December	3,398	2,549	46,069	34,551

Note:

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

22.	DEBT

Short-term debts represent:

	December 31,
	2003	2004
Short-term bank loans	4,445,588	3,612,727
Current portion long-term bank loans	999,141	1,257,578

	5,444,729	4,870,305
Loans from a related company	130,000	130,000

	5,574,729	5,000,305

The Group’s short-term bank loans are used primarily to finance working capital needs. At December 31, 2004, no bank loans were secured by the way of pledge of property, plant and equipment. (2003: RMB 75,000). The Group’s weighted average short-term interest rates were 3.50% and 3.56% at December 31, 2003 and 2004, respectively.

22.	DEBT (continued)

The Group’s long-term bank loans, which are for the addition of plant and equipment and working capital purposes, comprise:

	Interest rate at December 31, 2004	Interest Type	December 31,
			2003	2004
Arranged by Central Treasury of the Company:

U.S. Dollar denominated:
Payable semi-annually through 2004 (note (a))	7.10%	Fixed	17,954	—
Due in 2007	2.24%	Floating	—	416,402
Payable semi-annually through 2008 (note (a))	1.80%	Fixed	71,621	52,434

Japanese Yen denominated:
Payable semi-annually through 2004	5.70%	Fixed	23,188	—

Renminbi denominated:
Due in 2004	5.22% - 5.30%	Fixed	700,000	—
Due in 2005	4.94% - 5.58%	Fixed	1,650,000	1,100,000
Due in 2006	4.94% - 5.30%	Fixed	1,220,000	1,220,000
Due in 2006	4.94%	Fixed	—	170,000
Other loans due in 2005	Interest free	—	15,000	15,000

22.	DEBT (continued)

	Interest rate at December 31, 2004	Interest type	December 31,
			2003	2004
Arranged by subsidiaries:

U.S. Dollar denominated:
Payable semi-annually through 2004	1.70%	Floating	42,135	—
Payable annually through 2011	Interest free	—	24,154	20,856

Renminbi denominated:
Payable semi-annually through 2004	5.76%	Floating	68,100	—
Payable semi-annually through 2004	Interest free	—	66,912	—
Payable annually from 2001 through 2005	Interest free	—	14,800	7,400
Payable annually through 2010	Interest free	—	143,500	123,000
Payable annually through 2011	Interest free	—	14,125	12,600
Due in 2005 and thereafter	4.94% - 5.58%	Fixed	134,500	134,500

Total long-term bank loans outstanding			4,205,989	3,272,192

Less: Amounts due within one year			(999,141)	(1,257,578)

Amounts due after one year			3,206,848	2,014,614

(a)	Guaranteed by China Petrochemical Corporation

The weighted average short-term interest rates for the Group and the Company were 3.56% (2003: 3.50%) at December 31, 2004.

The aggregate maturities of long-term loans subsequent to December 31, 2004 are as follows:

2005	1,257,578
2006	1,430,178
2007	456,580
2008	57,518
2009	25,280
Thereafter	45,058

3,272,192

23.	SHARE CAPITAL

Share capital represents:

	December 31,
	2003	2004
Registered, issued and paid up capital:

4,870,000,000 A shares of RMB 1.00 each	4,870,000	4,870,000
2,330,000,000 H shares of RMB 1.00 each	2,330,000	2,330,000

	7,200,000	7,200,000

All the A and H shares rank pari passu in all respects.

24.	SHARE PREMIUM AND RESERVES

Movements on reserves comprise:

	2003	2004
Share premium (Note a)

Balance at January 1 and December 31	2,420,841	2,420,841

Statutory surplus reserve (Note b)

Balance at January 1	922,108	1,060,664
Appropriation	138,556	397,127

Balance at December 31	1,060,664	1,457,791

Statutory public welfare fund (Note c)

Balance at January 1	840,019	978,575
Appropriation	138,556	397,127

Balance at December 31	978,575	1,375,702

General surplus reserve (Note d)

Balance at January 1 and December 31	82,089	82,089

Capital reserve fund (Note e)

Balance at January 1 and December 31	4,180	4,180

Discretionary surplus reserve (Note f)

Balance at January 1 and December 31	1,280,514	1,280,514

Excess over share capital (Note g)

Balance at January 1 and December 31	(148,604)	(148,604)

Retained profits (Note h)

Balance at January 1 and December 31	2,143,627	4,744,476

	7,821,886	11,216,989

24.	SHARE PREMIUM AND RESERVES (continued)

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

Note c

According to the Company’s Articles of Association, the Company is required to transfer 5% to 10% of its profit after taxation, as determined under PRC Accounting Rules and Regulations, to the statutory public welfare fund. This fund can only be utilized on capital items for the collective benefits of the Company’s employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than in liquidation. The transfer to this reserve must be made before distribution of a dividend to shareholders. The Directors have resolved to transfer 10% (2003: 10%) of the current year’s profit after taxation to the fund.

Note d

When the statutory public welfare fund is utilized, an amount equal to the lower of cost of the assets and the balance of the statutory public welfare fund is transferred from the statutory public welfare fund to the general surplus reserve. This reserve is non-distributable other than in liquidation. When the relevant assets are disposed of or written off, the original transfers from the statutory public welfare fund are reversed. In 2004, the Company did not utilize the statutory public welfare fund (2003: RMB Nil). As at December 31, 2004, the net book value of assets acquired utilizing the statutory public welfare fund was RMB 37,282 (2003: RMB 40,639).

24.	SHARE PREMIUM AND RESERVES (continued)

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

Note h

According to the Company’s Articles of Association, the reserve available for distribution is the lower of the amount determined under PRC Accounting Rules and Regulations and the amount determined under IFRS. As of December 31, 2004, the reserve available for distribution was RMB 4,649,907 (2003: RMB 2,048,896). Final dividend of RMB 1,440,000 (2003: RMB 576,000) in respect of the financial year 2004 was declared after the balance sheet date.

25.	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

The Group had capital commitments outstanding at December 31, 2004 not provided for in the financial statements as follows:

Property, plant and equipment

Contracted but not provided for	322,797
Authorized by the Board but not contracted for	1,824,985

2,147,782

Investment

Contracted but not provided for	295,886

25.	COMMITMENTS AND CONTINGENCIES (continued)

(b)	Management fee commitments

At December 31, 2004, the Group had annual contractual obligation for management fee approximately to RMB 7,609.

(c)	Contingent liabilities

At December 31, 2004, the Group was contingently liable with respect to guarantees issued to banks in favor of associates and joint ventures of RMB 101,886 (2003: RMB 129,098).

Guarantees issued to banks in favor of associates and joint ventures are given to the extent of the Company’s respective interest in these entities. The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognize any such losses under guarantees when those losses are estimable. At December 31, 2003 and 2004, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Company’s obligation under the guarantees arrangement.

26.	RETIREMENT SCHEMES

As stipulated by the regulations of the PRC, the Group participates in a defined contribution retirement plan organized by the Shanghai Municipal Government for its staff. The Group is required to make contributions to the retirement plan at a rate of 22.5% of the salaries, bonuses and certain allowances of its staff. The contribution rate has been changed to 22% since August 2004. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his retirement date. The Group has no other material obligation for the payment of pension benefits associated with this plan beyond the annual contributions described above. In addition, pursuant to a document “Lao Bu Fa (1995) No.464” dated December 29, 1995 issued by the Ministry of Labor of the PRC, the Company has set out a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Company for five years or more may participate in this plan. The Company and participating employees make defined contributions to their pension savings accounting according to the plan. The assets of this plan are held separately from those of the Company in an independent fund administered by a committee consisting of representatives from the employees and the Company. In April 2003, the Company revised certain terms of the supplementary defined contribution retirement plan and increased the amounts of contributions. For the year ended December 31, 2004, the Company’s contribution to this plan amounted to RMB 42,379 (2003: RMB 39,153).

27.	RELATED PARTY TRANSACTIONS

(a)	Most of the transactions undertaken by the Group during the year ended December 31, 2004 have been affected with such counterparties and on such terms as have been determined by China Petroleum & Chemical Corporation (“Sinopec Corp”), the immediate parent company, and other relevant PRC authorities.

Sinopec Corp negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. During the year ended December 31, 2004, the value of crude oil purchased in accordance with Sinopec Corp’s allocation was as follows:

	Years ended December 31,
	2002	2003	2004
Purchases of crude oil	11,645,363	15,904,304	19,563,608

(b)	Other transactions between the Group and other related parties during the year ended December 31, 2004 were as follows:

	Years ended December 31,
	2002	2003	2004
Sales of goods and service fee income	8,077,376	10,481,474	15,334,038
Purchases other than crude oil	267,228	757,053	961,919
Insurance premiums paid	78,104	85,460	97,332
Research and development expenses	—	25,000	—
Net withdrawal from deposits in related party	257,045	(197,366)	(11,416)
Interest received and receivable	488	1,580	4,894
New loans obtained from a related party	530,000	130,000	130,000
Loans repaid to a related party	400,000	130,000	130,000
Interest paid and payable	5,111	6,774	6,643
Transportation fee	40,132	44,733	151,163
Construction and installation fees	579,476	297,525	199,676
Proceeds from sales of property, plant & Equipment	—	—	99,969

27.	RELATED PARTY TRANSACTIONS (continued)

(c)	Deposits in related party

	December 31,
	2003	2004
Deposits, with maturity within 3 months	263,854	252,438

(d)	Loans with related party

	December 31,
	2003	2004
Short-term loans	130,000	130,000

The Directors of the Company are of the opinion that the above transactions were entered into in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the non-executive Directors.

28.	OPERATING SEGMENT DATA

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

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one period.

28.	OPERATING SEGMENT DATA (continued)

The Group principally operates in four operating segments: synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. All of the Group’s products are produced through intermediate steps from the principal raw material of crude oil. The specific products of each segment are as follows:

(a)	The synthetic fibers segment produces primarily polyester and acrylic fibers primarily used in the textile and apparel industries.

(b)	The resins and plastics segment produces primarily polyester chips, low density polyethylene resins and films, polypropylene resins and PVA granules. The polyester chips are used in the processing of polyester fibers and construction coating materials and containers. Low density polyethylene resins and plastics are used in cable jacketing, sheeting, the manufacture of moulded products, such as housewares and toys and for agricultural and packaging uses. Polypropylene resins are used in the manufacturing of extruded films or sheets and injection moulded products such as housewares, toys and household electric appliance and automobile parts.

(c)	The intermediate petrochemicals segment primarily produces ethylene and benzene. Most of the intermediate petrochemicals produced by the Group are used by the Group as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibers. A portion of the intermediate petrochemicals as well as certain by-products of the production process are sold to outside customers.

(d)	The Group’s petroleum products segment has crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstocks of the Group’s downstream processing facilities. Residual oil and low octane gasoline fuels are produced primarily as a co-product of the crude oil distillation process. A proportion of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of other transportation, industrial and household heating fuels, such as diesel oils, jet fuels, heavy oils and liquefied petroleum gases.

28.	OPERATING SEGMENT DATA (continued)

(e)	All other operating segment represents the operating segments which do not meet the quantitative threshold for determining reportable segments. These include trading, consumer products and services and a variety of other commercial activities, which are not allocated to the above four operating segments.

Most of the Group’s sales and concentrations of credit risk (see Note 29(b)) are with affiliates of Sinopec Corp or other state-owned enterprises. Export sales accounted for approximately, 4.8%, 5.0% and 0.2% of total sales in 2002, 2003 and 2004 respectively.

Reportable information on the Group’s operating segments is as follows:

28.	OPERATING SEGMENT DATA (continued)

	Years ended December 31,
	2002	2003	2004
Sales

Manufactured Products
Synthetic Fibers
External sales	3,396,652	4,114,966	4,777,981
Intersegment sales	—	707	63

Total	3,396,652	4,115,673	4,778,044

Resins and Plastics
External sales	6,479,166	8,907,410	12,154,361
Intersegment sales	24,948	25,850	19,952

Total	6,504,114	8,933,260	12,174,313

Intermediate Petrochemicals
External sales	2,575,668	3,879,846	5,941,589
Intersegment sales	5,655,309	8,288,481	9,753,690

Total	8,230,977	12,168,327	15,695,279

Petroleum Products
External sales	8,482,497	10,834,580	13,692,352
Intersegment sales	603,473	800,070	846,488

Total	9,085,970	11,634,650	14,538,840

All others
External sales	1,388,913	1,830,338	2,836,250
Intersegment sales	3,190,159	3,520,710	3,452,657

Total	4,579,072	5,351,048	6,288,907

Eliminations of intersegment sales	(9,473,889)	(12,635,818)	(14,072,850)

Consolidated sales	22,322,896	29,567,140	39,402,533

External sales include sales to other Sinopec Corp group companies.

28.	OPERATING SEGMENT DATA (continued)

	Years ended December 31,
	2002	2003	2004
Profit from operations

Synthetic Fibers	113,095	112,316	250,419
Resins and Plastics	438,030	627,870	1,886,537
Intermediate Petrochemicals	287,660	597,411	1,550,796
Petroleum Products	403,903	452,077	986,578
All others	186,941	216,729	350,822

Profit from operations	1,429,629	2,006,403	5,025,152

Share of loss of associates	16,065	(24,017)	(36,915)

Net financing costs	(400,656)	(392,021)	(292,008)

	(384,591)	(416,038)	(328,923)

Profit from ordinary activities before taxation	1,045,038	1,590,365	4,696,229
Income tax	(84,494)	(145,065)	(637,061)

Income before minority interests	960,544	1,445,300	4,059,168
Minority interests	(44,179)	(43,610)	(88,065)

Net income	916,365	1,401,690	3,971,103

28.	OPERATING SEGMENT DATA (continued)

	December 31,
	2002	2003	2004
Assets

Segment assets
Synthetic Fibers	2,872,995	3,034,919	3,168,259
Resins and Plastics	4,426,040	4,138,796	3,981,270
Intermediate Petrochemicals	5,903,756	6,090,790	5,647,630
Petroleum Products	7,063,384	7,383,556	8,075,376
All others	2,216,993	2,338,076	2,589,245

Total segment assets	22,483,168	22,986,137	23,461,780

Interests in associates	1,044,217	1,370,339	1,906,917

Unallocated:
(including Cash and cash equivalents, Deposits, Income tax recoverable, Investments, Deferred tax assets and Goodwill)	2,558,534	2,768,981	2,907,904

Consolidated assets	26,085,919	27,125,457	28,276,601

	December 31,
	2002	2003	2004
Liabilities

Segment liabilities
Synthetic Fibers	463,353	393,708	286,338
Resins and Plastics	883,852	852,185	728,239
Intermediate Petrochemicals	351,358	371,081	355,975
Petroleum Products	1,157,136	1,036,311	820,301
All others	189,468	175,076	169,726

Total segment liabilities	3,045,167	2,828,361	2,360,579

Unallocated:
(including Loans, Income tax payable and Deferred income)	8,693,785	8,933,970	7,499,033

Consolidated liabilities	11,738,952	11,762,331	9,859,612

28.	OPERATING SEGMENT DATA (continued)

	Years ended December 31,
	2002	2003	2004
Depreciation and amortization

Synthetic Fibers	217,979	261,810	250,930
Resins and Plastics	344,525	359,380	356,097
Intermediate Petrochemicals	520,426	648,628	630,467
Petroleum Products	346,040	409,152	399,200
All others	171,371	193,865	177,581

Segment depreciation and amortization	1,600,341	1,872,835	1,814,275

Unallocated:	—	—	1,036

Consolidated depreciation and amortization	1,600,341	1,872,835	1,815,311

	Years ended December 31,
	2002	2003	2004
Impairment losses

Synthetic Fibers	—	24,600	34,345
Resins and Plastics	—	—	—
Intermediate Petrochemicals	—	—	—
Petroleum Products	—	—	—
All others	—	—	—

Consolidated depreciation	—	24,600	34,345

	Years ended December 31,
	2002	2003	2004
Total capital expenditures for segment long-lived assets

Synthetic Fibers	470,066	123,335	555,441
Resins and Plastics	79,487	121,630	124,768
Intermediate Petrochemicals	989,103	746,555	378,542
Petroleum Products	666,423	188,019	469,080
All others	199,214	105,329	165,783

Total segment capital expenditures	2,404,293	1,284,868	1,693,614

Unallocated:	—	—	512,343

Consolidated capital expenditures for segment long-lived assets	2,404,293	1,284,868	2,205,957

29.	FINANCIAL INSTRUMENTS

Financial assets of the Group include cash and cash equivalents, deposits with financial institutions, investments, trade debtors, bills receivable, deposits, other debtors and prepayments and amounts due from related companies. Financial liabilities of the Group include bank loans, trade creditors, bills payable, accrued expenses and other creditors and amounts due to related companies. The Group does not hold or issue financial instruments for trading purposes. The Group had no positions in derivative contracts that are designated and qualified as hedging instruments at December 31, 2003 and 2004.

(a)	Interest rate risk

The interest rates and terms of repayment of loans of the Group are disclosed in Note 22.

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

29.	FINANCIAL INSTRUMENTS (continued)

The following table presents the carrying amounts and fair values of the Group’s long-term bank loans at December 31, 2003 and 2004:

	2003		2004
	Carrying amount	Fair value	Carrying amount	Fair value
Liabilities
Long-term bank loans	4,205,989	4,204,084	3,272,192	3,218,533

Long-term bank loans – the fair values are estimated based on applying a discounted cash flow using current market interest rates for similar financial instruments.

Investments are unquoted interests, primarily equity interests in joint ventures. There is no quoted market price for such interest and securities in the PRC, and accordingly a reasonable estimate of fair value could not be made without incurring excessive costs. Further details pertinent to the valuation of these interests are disclosed in Note 19.

The fair values of cash, trade debtors, bills receivable, deposits, other debtors, trade creditors, other creditors and amounts due to/from related companies are not materially different from their carrying amounts.

Time deposits and short-term bank loans – the carrying value is estimated to approximate fair value based on the nature or short-term maturity of these instruments.

Fair value estimates are made at a specific point in time and based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

30.	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (“U.S. GAAP”)

The Group’s accounting policies conform with IFRS which differ in certain significant respects from US GAAP. Information relating to the nature and effect of such differences are set out below.

(a)	Foreign exchange gains and losses

Under IFRS, foreign exchange differences on funds borrowed for construction are capitalized as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. In the years ended December 31, 2002, 2003 and 2004, no foreign exchange differences were capitalized to property, plant and equipment. Under U.S. GAAP, all foreign exchange gains and losses on foreign currency debt are included in current earnings. In 2002, 2003 and 2004, the U.S. GAAP adjustments represent the effect of amortization of amounts previously capitalized. Accordingly, the balances of cost and accumulated depreciation of property, plant and equipment under IFRS were higher than the balances under US GAAP by RMB 365,258,000 and RMB 365,258,000 respectively (December 31, 2003: RMB 365,258,000 and RMB 362,785,000 respectively.)

(b)	Capitalization of property, plant and equipment

In years prior of those presented herein, certain adjustments arose between IFRS and the U.S. GAAP with regard to the capitalization of interest and pre-production results under IFRS, that were reversed and expensed under U.S. GAAP. For the years presented herein, no adjustments related to the capitalization of construction costs, including capitalized interest, are necessary. Accordingly, the U.S. GAAP adjustments for 2002, 2003 and 2004 represent the amortization effect of such originating adjustments described above.

(c)	Revaluation of property, plant and equipment

In the years prior to those presented herein, the property, plant and equipment of the Company were revalued to reflect the then current fair value resulting in a revaluation surplus recorded in the Company’s financial statements. Additional depreciation charges have been taken in the years ended December 31, 2002, 2003 and 2004 on the revaluation surplus of RMB1,576,330.

Under U.S. GAAP, property, plant and equipment are stated at historical cost less accumulated depreciation. However, as a result of the tax deductibility of the revaluation, a deferred tax asset related to the reversal of the revaluation surplus is created under U.S. GAAP with a corresponding increase in shareholders’ equity.

30.	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

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

Under U.S. GAAP, with reference to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill is no longer amortized beginning January 1, 2002, the date that SFAS No. 142 was adopted. Instead, goodwill will be reviewed for impairment upon adoption of SFAS No. 142 and annually thereafter. In addition, under U.S. GAAP, negative goodwill that existed at the date of adoption of SFAS No. 142 was written off effective January 1, 2002 as a cumulative effect of a change in accounting principle. Accordingly, the goodwill balance as at December 31, 2004 under IFRS was lower than the balance under US GAAP by RMB 40,344,000 (December 31, 2003: RMB 26,896,000). At December 31, 2004, the negative goodwill balance included in deferred income under IFRS amounted to RMB 2,549,000 (December 31, 2003: RMB 3,398,000) as opposed to a nil balance under US GAAP as at both December 31, 2003 and 2004.

30.	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

(f)	Basic earnings per share

The calculation of basic earnings per share is based on the net profit under U.S. GAAP of RMB 4,146,065 (2003: RMB 1,568,439; 2002: RMB 1,124,623) and the number of shares in issue during the year of 7,200,000,000 (2003: 7,200,000,000; 2002: 7,200,000,000). Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both years.

(g)	Recently issued accounting standards

SFAS No. 123R

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-based payment”. SFAS No. 123R addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. The revised statement generally requires that an entity account for those transactions using the fair-value-based method, and eliminates an entity’s ability to account for share-based compensation transactions using the intrinsic value method of accounting, which was permitted under Statement 123, as originally issued. For the Group, SFAS No. 123R is effective for fiscal years beginning after June 15, 2005. Currently, the Group does not expect the application of this statement will have a material impact on its consolidated financial statements.

SFAS No. 151

In November 2004, the FASB issued SFAS No. 151, “Inventory costs”. SFAS No. 151 clarifies accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The statement requires that those items be recognised as current period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion based on normal capacity of the production facilities. For the Group, SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. Currently, the Group does not expect the application of this statement will have a material impact on its consolidated financial statements.

30.	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

The effect on the profit attributable to shareholders of significant differences between IFRS and U.S. GAAP is as follows:

			2002		2003		2004		2004
	Note		RMB		RMB		RMB		US dollar
Net income under IFRS				916,365		1,401,690		3,971,103		479,776

U.S. GAAP adjustments:

Foreign exchange gains and losses	(a	)		37,054		37,054		2,473		299
Capitalization of property, plant and equipment	(b	)		21,703		21,703		21,707		2,623
Depreciation charge on revalued property, plant and equipment	(c	)		129,995		129,995		129,995		15,705
Capitalized interest on investment in associates	(d	)		20,996		7,045		36,841		4,451
Goodwill amortization	(e	)		13,448		13,448		13,448		1,625
Negative goodwill amortization	(e	)		(3,304)		(13,126)		(849)		(103)
Cumulative effect of adopting SFAS No. 142	(e	)		19,828		—		—		—
Deferred tax effect of the above adjustments				(31,462)		(29,370)		(28,653)		(3,462)

Net income under U.S. GAAP				1,124,623		1,568,439		4,146,065		500,914

Basic earnings per share under U.S. GAAP	(f	)	RMB	0.156	RMB	0.218	RMB	0.576	US$	0.696

Basic earnings per ADS under U.S. GAAP	(f	)	RMB	15.620	RMB	21.784	RMB	57.584	US$	6.960

30.	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (continued)

The effect on shareholders’ equity of significant differences between IFRS and U.S. GAAP is as follows:

		At December 31,
		2003	2004	2004
	Note	RMB	RMB	US dollar
Shareholders’ equity under IFRS, as previously report		15,021,886	18,416,989	2,225,080

U.S. GAAP adjustments:

Foreign exchange gains and losses	(a)	(2,473)	—	—
Capitalization of property, plant and equipment	(b)	(21,707)	—	—
Revaluation of property, plant and equipment	(c)	(193,516)	(63,521)	(7,675)
Capitalized interest on investment in associates	(d)	52,359	89,200	10,777
Goodwill and negative goodwill	(e)	26,896	40,344	4,874
Negative goodwill	(e)	3,398	2,549	308
Deferred tax effect of the above adjustments		24,801	(3,852)	(465)

Shareholders’ equity under U.S. GAAP		14,911,644	18,481,709	2,232,899

The “Deferred tax effect of the above adjustments” as of December 31, 2002, 2003 and 2004 and for the years then ended is based on the 15% tax rate applicable to the Company through 2004. The Company has not received notice from the Ministry of Finance that the 15% tax rate will continue to be applicable to the Company in 2005. As such, it is possible that the Company’s tax rate will increase in 2005.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: June 27, 2005	/s/ Lu Yiping
Lu Yiping, Chairman

Exhibit Index

No.	Exhibit
12.1	Certification of Chairman Required by Rule 13a-14(a)

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1	Certification of Chairman Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code