Form 20-F
period 2005-12-31
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
filed 2006-06-30
CIK 908732

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-12158

(Exact name of Registrant as specified in its charter)

Sinopec Shanghai Petrochemical Company Limited

(Translation of Registrant’s name into English)

The People’s Republic of China

(Jurisdiction of incorporation or organization)

No. 48 Jinyi Road, Jinshan District, Shanghai, PRC 200540

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Share Class H Ordinary Shares, par value RMB1.00 per Share	New York Stock Exchange The Stock Exchange of Hong Kong Limited

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2,330,000,000 H Shares

4,870,000,000 Domestic Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15) (d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☒    Accelerated Filer  ☐    Non-Accelerated Filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

- i -

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Information in this Annual Report which does not relate to historical financial information may be deemed to constitute forward-looking statements. The words or phrases “may”, “will”, “expect”, “anticipate”, “plan”, “will likely result”, “estimate”, “project”, “believe”, “intends to” or similar expressions identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected in the forward-looking statements. We caution readers not to place undue reliance on any forward looking statements, which speak only as of the date made. We undertake no obligations to update any forward-looking statements to reflect events and circumstances after the date on which the statements are made or reflect the occurrence of unanticipated events. Among the factors that could cause our actual results in the future to differ materially from the forward-looking statements are crude oil allocations, effects of the macroeconomic policy of The People’s Republic of China and government control of currency conversion.

EXCHANGE RATES

Unless otherwise specified, references in this Annual Report to “US dollars” or “US$” are to United States dollars, references to “HK dollars” or “HK$” are to Hong Kong dollars and references to “Renminbi” or “RMB” are to Renminbi yuan, the legal tender currency of the PRC.

We have translated amounts in this Annual Report from Renminbi to US dollars for your convenience. Except for Item 18. Financial Statements and where otherwise noted, we have used the average of the buying and selling exchange rate published daily by the People’s Bank of China (the “PBOC Rate”) on December 31, 2005 of US$ 1.00 = RMB8.0702. The convenience translations do not mean that the Renminbi amounts could have been or could be converted into US dollars at that rate or at any other rate. The noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2005 was US$ 1.00 = RMB8.0702.

CERTAIN TERMS AND CONVENTIONS

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

References to our “A Shares” are references to 720,000,000 of our domestic shares, par value RMB1.00 per share, which are ordinary shares subscribed for and traded exclusively on the Shanghai Stock Exchange by and between Chinese investors.

References to “ADSs” are references to our American Depositary Shares which are listed and traded on the New York Stock Exchange. Each ADS represents 100 H Shares.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

A. Selected Financial Data.

Our statements of operations and cash flow data for each of the years ended December 31, 2003, 2004 and 2005 and the balance sheet data as of December 31, 2004 and 2005 are derived from our consolidated financial statements included in Item 18. Financial Statements. Our statements of operations and cash flow data for the years ended December 31, 2001 and 2002 and the balance sheet data as of December 31, 2001, 2002 and 2003 are derived from consolidated financial statements not included in this Annual Report. Our selected consolidated financial data should be read in conjunction with our consolidated financial statements, and the notes thereto, and Item 5. Operating and Financial Review and Prospects. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Item 18. Financial Statements – Consolidated Financial Statements – Note 37.

Selected Consolidated Financial Data

(in thousands, except per share and per ADS data)

	Years Ended December 31,
	2001 (c) (RMB)	2002 (c) (RMB)	2003 (c) (RMB)	2004 (c) (RMB)	2005 (RMB)	2005 (a) (US$)
STATEMENTS OF OPERATIONS DATA
Amounts in accordance with IFRS:

Net sales:
Synthetic fibers	3,215,835	3,374,252	4,092,590	4,751,773	4,763,993	590,319
Resins and plastics	5,635,697	6,440,673	8,864,266	12,085,967	13,958,329	1,729,614
Intermediate petrochemicals	2,105,342	2,555,035	3,851,333	5,896,580	6,555,953	812,366
Petroleum products	7,735,154	7,991,243	10,329,149	13,101,919	17,954,954	2,224,846
All others	925,738	1,361,766	1,805,345	2,827,820	1,956,985	242,495
Other income	—	—	—	—	632,820	78,414
Cost of sales	18,803,044	19,853,928	26,396,224	33,223,604	42,887,742	5,314,334
Profit from operations	394,185	1,429,629	2,006,403	5,025,152	2,527,960	313,246
Net financing costs	227,758	400,656	392,021	292,008	179,398	22,230
Profit before taxation	145,797	1,045,038	1,590,365	4,696,229	2,287,594	283,462
Net income attributable to equity shareholders of the Company	116,049	916,365	1,401,690	3,971,103	1,850,449	229,294
Minority interests	28,592	44,179	43,610	88,065	70,845	8,799
Basic earnings per share(b)	0.02	0.13	0.20	0.55	0.26	0.03
Basic earnings per ADS(b)	1.61	12.73	19.47	55.15	25.70	3.28

	Years Ended December 31,
	2001 (c) (RMB)	2002 (c) (RMB)	2003 (c) (RMB)	2004 (c) (RMB)	2005 (RMB)	2005 (a) (US$)
Amounts in accordance with US GAAP

Cost of sales	18,610,796	19,665,176	26,207,472	33,069,429	42,871,861	5,312,366
Profit from operations	586,433	1,628,525	2,221,729	5,191,926	2,543,841	315,214
Income before income taxes and minority interests	362,363	1,264,930	1,812,736	4,899,844	2,309,871	286,222
Taxation	33,641	115,956	174,435	665,714	369,642	45,803

Reconciliation to net income in accordance with US GAAP:

Net Income attributable to equity shareholders of the Company under IFRS	116,049	916,365	1,401,690	3,971,103	1,850,449	229,294
Adjustments to net income attributable to equity shareholders of the Company under IFRS:
Foreign exchange gains and losses	37,054	37,054	37,054	2,473	—	—
Capitalization of property, plant and equipment	21,703	21,703	21,703	21,707	—	—
Depreciation charge on revalued property, plant and equipment	133,491	129,995	129,995	129,995	15,881	1,968
Capitalized interest on investment in associates, net of amortization effect	24,318	20,996	7,045	36,841	6,396	793
Goodwill and negative goodwill amortization	—	10,144	322	12,599	—	—
Cumulative effect of adopting SFAS No.142	—	19,828	—	—	—	—
Deferred tax effect of the above adjustments	(32,485)	(31,462)	(29,370)	(28,653)	(3,342)	(414)
Net income under US GAAP	300,130	1,124,623	1,568,439	4,146,065	1,869,384	231,641
Basic earnings per share(b)	0.04	0.16	0.22	0.58	0.26	0.03
Basic earnings per ADS(b)	4.17	15.62	21.78	57.58	25.96	3.22

CASH FLOW DATA
Amounts in accordance with IFRS
Net cash flow generated from operating activities	2,387,891	1,798,320	2,276,957	4,589,711	3,943,578	488,659
Depreciation	1,359,642	1,585,823	1,850,013	1,794,120	1,705,060	211,279
Capital expenditures	4,358,176	2,404,293	1,284,868	2,205,957	1,142,927	141,623

Amounts in accordance with US GAAP
Depreciation	1,055,606	1,288,779	1,552,969	1,531,657	1,580,887	195,892

(a)	Translated solely for convenience into US dollars based on the PBOC Rate of US$1.00 = RMB8.0702 on December 31, 2005. No representation is made that the Renminbi amounts could have been, or could be, converted into US dollars at that rate.
(b)	The calculation of earnings per share is based on the weighted average number of shares outstanding during the year of 7,200,000,000 in each of 2005, 2004, 2003, 2002, and 2001, respectively. Earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.
(c)	As described in Note 3 to our audited consolidated financial statements beginning on page F-1, certain reclassifications to periods prior to 2005 have been made to comply with certain new IFRS adopted in 2005.

	December 31,
	2001 (RMB)	2002 (RMB)	2003 (RMB)	2004 (RMB)	2005 (RMB)	2005 (a) (US$)
	(in thousands)
BALANCE SHEET DATA
Amounts in accordance with IFRS:

Property, plant and equipment, net	11,894,420	15,809,493	16,020,104	15,206,325	14,651,167	1,815,465
Total assets	24,325,601	26,085,919	27,101,481	28,276,601	26,810,371	3,322,144
Short term debt(b)	4,106,041	4,002,315	5,574,729	5,000,305	3,926,742	486,573
Long term debt (excluding current portion)	3,463,747	4,590,891	3,206,848	2,014,614	1,477,261	183,051
Total equity attributable to equity shareholders of the Company	13,063,831	13,980,196	15,021,886	18,416,989	18,829,987	2,333,274
Amounts in accordance with US GAAP
Property, plant and equipment, net	11,299,220	15,403,045	15,802,408	15,142,804	14,603,527	1,809,562
Total assets	23,840,352	25,808,928	26,991,239	28,341,321	26,891,478	3,332,195
Net shareholders’ equity	12,578,582	13,703,205	14,911,644	18,481,709	18,911,094	2,343,325

(a)	Translated solely for convenience into US dollars based on the PBOC Rate of US$1.00 = RMB8.0702 on December 31, 2005. No representation is made that the Renminbi amounts could have been, or could be, converted into US dollars at that rate.
(b)	Including current portion of long term debt.

Dividends

The following table sets forth certain information concerning the dividends since January 1, 1994:

Dividend Period	Dividend per Share
Jan. 1, 1994-June 30, 1994	RMB0.04 (US$0.0048)
July 1, 1994-Dec. 31, 1994	RMB0.085 (US$0.0103)
Jan. 1, 1995-June 30, 1995	RMB0.04 (US$0.0048)
July 1, 1995-Dec. 31, 1995	RMB0.09 (US$0.0109)
Jan. 1, 1996-June 30, 1996	RMB0.04 (US$0.0048)
July 1, 1996-Dec. 31, 1996	RMB0.08 (US$0.0097)
Jan. 1, 1997-Dec. 31, 1997	RMB0.06 (US$0.0072)
Jan. 1, 1998-Dec. 31, 1998	RMB0.03 (US$0.0036)
Jan. 1, 1999-Dec. 31, 1999	RMB0.05 (US$0.0060)
Jan. 1, 2000-Dec. 31, 2000	RMB0.06 (US$0.0072)
Jan. 1, 2001-Dec. 31, 2001	No dividend
Jan. 1, 2002-Dec. 31, 2002	RMB0.05 (US$0.0060)
Jan. 1, 2003-Dec. 31, 2003	RMB0.08 (US$0.0097)
Jan. 1, 2004-Dec. 31, 2004	RMB0.20 (US$0.0242)
Jan. 1, 2005-Dec. 31, 2005	RMB0.10 (US$0.0124)

See also Item 8.A. Financial Information – Consolidated Statements and Other Financial Information – Dividend Policy.

Exchange Rates

The Chinese government controls its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. See Item 10.D. Additional Information – Exchange Controls.

The following table sets forth information concerning exchange rates between Renminbi and US dollars for the periods indicated:

	Noon Buying Rates (RMB/US$)
Period	Period End	Average(1)	High	Low
2001	8.2766	8.2772	8.2786	8.2676
2002	8.2800	8.2772	8.2800	8.2669
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1828	8.2765	8.0702
December 2005	8.0702	—	8.0808	8.0702
January 2006	8.0608	—	8.0702	8.0596
February 2006	8.0415	—	8.0616	8.0415
March 2006	8.0167	—	8.0505	8.0167
April 2006	8.0165	—	8.0248	8.0040
May 2006	8.0215	—	8.0300	8.0005
June 2006 (through June 28, 2006)	7.9970	—	8.0225	7.9963

Latest Practicable Date, June 28, 2006	7.9970	—	—	—

Source:	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Note: (1)	Determined by averaging the rates on the last business day of each month during the respective period.

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

The petrochemical business is a capital intensive business. Our ability to maintain and increase our revenues, net income and cash flows depends upon continued capital spending. Our current business strategy contemplates capital expenditures for 2006 of approximately RMB1.8 billion (US$223.04 million), which will be provided through financing activities and use of our own capital. Our actual capital expenditures may vary significantly from these planned amounts due to our ability to generate sufficient cash flows from operations, investments and other factors that may be beyond our control. In addition, there can be no assurance as to whether, or at what cost, our capital projects will be completed or the success of these projects if completed.

As of March 31, 2006, we had aggregate outstanding indebtedness of approximately RMB5,991 million (US$742.36 million). China Petroleum & Chemical Corporation (“Sinopec Corp”), our controlling shareholder, did not provide any guarantee or credit support for our debt for the year ended December 31, 2005 and for the three-month period ended March 31, 2006.

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

We currently consume large amounts of crude oil to manufacture our products. While we try to match crude oil cost increases with sales price increases, our ability to pass on cost increases to our customers is dependent on market conditions and government regulations, particularly government regulation with respect to the price of crude oil and certain of our products. There may be periods during which we cannot fully cover increases in crude oil prices by increases in the sale prices of our products. This may have a material adverse effect on our financial condition, results of operations or cash flows.

In 2005, our production costs increased significantly due to the continued price inflation of crude oil on the international market. Because the cost of crude oil accounted for 68.96% of our total cost of sales in 2005, and the average processing costs for crude oil increased by 39.13% compared to 2004, which was much higher than the price increases of our four major types of products, our profit margin in 2005 decreased significantly.

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

As of May 31, 2006, Sinopec Corp owned 55.56% of our shares. Accordingly, it has voting and management control over us, and its interests may be different from your interests and the interests of our other shareholders. Subject to our Articles of Association and applicable laws and regulations, Sinopec Corp will be in a position to cause us to declare dividends, determine the outcome of corporate actions requiring shareholder approval or effect corporate transactions without the approval of the holders of the H shares and ADSs. Any such increase in our dividend payout would reduce funds available for reinvestment in our business and any such actions or transactions could adversely affect us or our minority shareholders. Additionally, Sinopec Corp completed its initial public offering of shares in late 2000. As a public company, Sinopec Corp may experience changes in its own business strategy and policies. Although we are not currently aware of any such changes, they could, in turn, lead Sinopec Corp to change its policies or practices toward us in ways that we cannot predict, with corresponding unpredictable consequences for our business.

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

China joined the WTO on December 11, 2001. As part of its membership, China has committed to eliminate some tariff and non-tariff barriers to foreign competition in the domestic petrochemical industry that benefited us in the past. In particular, China:

•	has reduced tariffs on imported petrochemicals products that compete with ours to 2.8% to 12.9% from 5% to 17%;

•	increased levels of permitted foreign investment in the domestic petrochemicals industry, allowing foreign investors to own 100% of a domestic petrochemicals company from December 11, 2004;

•	is expected to gradually relax restrictions on the import of crude oil by non-state owned companies;

•	is expected to grant foreign-owned companies the right to import petrochemical products; and

•	is expected to permit foreign companies to distribute and market petroleum products in both retail and wholesale markets in China.

As a result of these measures, we face increased competition from foreign companies and imports. Overall, we think that China’s WTO entry also creates substantial amounts of new investment and business in China, with a potential increase in sales opportunities for us. We do, however, believe that our products have been and will continue generally to be competitive with imported products in the PRC. Tariff reductions, however, could reduce our profit margins or otherwise negatively impact our revenue from certain products, including a small number of significant products. The PRC government may also reduce the tariffs imposed on production equipment that we may import in the future, as well as the restrictions on availability of imported raw materials (such as crude oil) currently enforced by the PRC. Although we believe that China’s accession to the WTO may provide us with opportunities to increase our sales, we cannot be certain of its effect on our business or results of operations. In addition, we believe that major international petrochemical companies are preparing to enter the Chinese market amid industry restructuring on a global basis. Apart from posing direct competition against us in petroleum and petrochemical products, these international companies are characterized by large-scale investments across different sectors, full vertical integration and streamlined organization. We expect that domestic companies will face intense competition from their international counterparts as the China market becomes increasingly internationalized.

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

Before its adoption of reform and open-door policies beginning in 1978, China was primarily a planned economy. Since that time, the Chinese government has been reforming the Chinese economic system, and has also begun reforming the government structure. These reforms have resulted in significant economic growth and social progress. Although the Chinese government still owns a significant portion of the productive assets in China, economic reform policies since the late 1980s have emphasized autonomous enterprises and the utilization of market mechanisms. We currently expect that the Chinese government will continue these reforms, further reduce government intervention and rely more heavily on market mechanisms to allocate resources. Although we believe these reforms will have a positive effect on our overall long-term development, we cannot predict whether changes to China’s political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future business or results of operations.

If the Chinese government changes current regulations that allow us to make payments in foreign currencies, we may be unable to obtain the foreign currency which is necessary for our business.

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

If the Chinese government restricts our ability to make payments in foreign currency, we may be unable to obtain the foreign currency which is necessary for our business. In that case, our business may be materially adversely affected, and we may default on our obligations.

Changes in the PRC government’s currency policy and fluctuations in the value of the Renminbi may adversely affect our business and operating results.

Substantially all of our revenues are denominated in Renminbi, while most of our crude oil purchases and equipment purchases and some of our debt repayments are denominated in US dollars and, to a lesser extent, other foreign currencies.

The value of the Renminbi against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. Historically, the People’s Bank of China has set the conversion of Renminbi into foreign currencies, including US dollars. On July 21, 2005, the PRC government significantly changed its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a narrow band against a basket of certain foreign currencies. Since the adoption of this new policy, the value of Renminbi against the US dollar has fluctuated daily within a narrow band, but overall has appreciated against the US dollar. In addition, the PRC government to continues to receive significant international pressure to further liberalize its currency policy and as a result may further change its currency policy.

As we import a significant portion of our crude oil requirement from the international market, increases in the value of the Renminbi against the US dollar and other foreign currencies may increase our crude oil costs. Such fluctuation may also have a material effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms.

Interpretation and enforcement of Chinese laws and regulations is uncertain.

The Chinese legal system is based on statutory law. Under this system, prior court decisions may be cited as persuasive authority, but do not have the binding effect of precedents. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws and considerable progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investment, commerce, taxation and trade. Because these laws, regulations and legal requirements are relatively new and not all accessible to the public and because prior court decisions have little precedential value, the interpretation and enforcement of these laws, regulations and legal requirements involve greater uncertainty than in other jurisdictions.

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

Our Articles of Association require holders of our H shares or ADSs having a claim against, or a dispute with, us, our directors, supervisors, executive officers or a holder of our domestic shares relating to any rights or obligations conferred or imposed by our Articles of Association, the Chinese Company Law or any other Chinese laws or regulations relating to our affairs, to submit such claim or dispute to arbitration with the China International Economic and Trade Arbitration Commission or to the Hong Kong International Arbitration Center. Our Articles of Association further provide that any arbitration decisions with respect to such disputes or claims shall be final and binding on all parties.

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

Our Predecessor

Our predecessor, Shanghai Petrochemical Complex (the “Complex”), was founded in 1972 as one of the first large scale Chinese petrochemical enterprises using advanced imported technology and equipment. Prior to June 29, 1993, the Complex was wholly-owned by China Petrochemical Corporation, at the time a ministerial level enterprise (before its restructuring in 1998, “Sinopec”). The Complex’s location was chosen because of accessibility by water and land transportation to Shanghai, a major industrial city of China, and the availability of reclaimable land. The Complex was initially under the administration of the Ministry of Textile Industry and in 1983 was placed under the administration of Sinopec.

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

Our Initial Public Offering and Listing

We were established as a subsidiary of Sinopec on June 29, 1993. In preparation for our initial public offering of ordinary shares, all assets and liabilities of the Complex were transferred either to us or to Sinopec Shanghai Jinshan Industrial Company (“JI”), a separate subsidiary of Sinopec. The Complex’s non-core businesses and assets, such as housing, stores, schools, transportation and medical services were transferred to JI. The Complex’s core business and assets was transferred to us. The Complex then ceased to exist as a legal entity. In 1998, Sinopec was restructured into a limited liability company under the name of China Petrochemical Corporation (“Sinopec Group”). On February 25, 2000, Sinopec Group transferred its interest in us to its subsidiary, Sinopec Corp. In 1997, JI was restructured and its subsidiaries were either transferred to Sinopec or Shanghai Jinshan District. Sinopec Group now provides community services to us that were formerly provided by JI.

Our H Shares are listed on the HKSE. Our ADSs, each representing 100 H Shares, are listed on the New York Stock Exchange (“NYSE”). Our A Shares are listed on the Shanghai Securities Exchange. We were the first Chinese joint stock limited company to have securities concurrently traded in Hong Kong, the United States and China. On November 8, 1993, our A Shares were included in the Shanghai Securities Exchange Stock Index.

Description of Principal Capital Expenditures and Divestitures

In the fourth quarter of 2001, we established a Sino-foreign equity joint venture, Shanghai Secco Petrochemical Company Limited (“Secco”), together with BP Chemicals East China Investments Limited (“BP”) and Sinopec Corp. We own 20%, while BP and Sinopec Corp own 50% and 30% of the equity interest of Secco, respectively. Secco was established to build and operate a 900,000 ton Rated Capacity ethylene petrochemical manufacturing facility in order to manufacture and market ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatics and by-products; provide related after-sales services and technical advice with respect to such petrochemical products and by products; and engage in polymers application development. Secco completed construction in 2005. Secco’s registered capital is US$901,440,964 of which we were obligated to contribute an amount in Renminbi equivalent to US$180,287,952 prior to the end of 2005. As of December 31, 2005, we had contributed such amount in full. For a description of capital expansion projects related to our facilities, see Item 4. Information on the Company – Property, Plant and Equipment – Capital Expansion Program.

B. Business Overview

We are one of the largest petrochemical companies in China based on 2005 net sales and ethylene production. Our highly integrated petrochemical complex processes crude oil into a broad range of products in four major product areas:

•	synthetic fibers,

•	resins and plastics,

•	intermediate petrochemicals, and

•	petroleum products.

Based on 2005 sales volumes, we are a leading Chinese producer of synthetic fibers and resins and plastic products. We believe that we are also a leading competitor in sales of petroleum products and intermediate petrochemicals in our regional markets.

Our net sales by product category, as a percentage of total net sales in each of 2005, 2004 and 2003 are summarized as follows:

Net Sales of RMB 45,190 million (US$5,599.61 million) in 2005

Synthetic fibers	10.54%
Resins and plastics	30.89%
Intermediate petrochemicals	14.51%
Petroleum products	39.73%
All others	4.33%
Total:	100%

Net Sales of RMB38,664 million (US$4,671.54 million) in 2004

Synthetic fibers	12.29%
Resins and plastics	31.26%
Intermediate petrochemicals	15.25%
Petroleum products	33.89%
All others	7.31%
Total:	100%

Net Sales of RMB28,943 million (US$3,496.93 million) in 2003

Synthetic fibers	14.14%
Resins and plastics	30.63%
Intermediate petrochemicals	13.31%
Petroleum products	35.69%
All others	6.23%
Total:	100%

We derive a substantial portion of our revenues from customers in Eastern China (principally Shanghai and its six neighboring provinces), an area that has experienced economic growth above the national average in recent years. We believe that we are well-positioned to take advantage of opportunities which may arise through the growth of the Chinese economy generally and in this area in particular. Shown by geographic region and exports, our net sales by product category as a percentage of total net sales for each of 2005, 2004 and 2003 are as follows:

2005 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	75.86	22.47	1.67
Resins and plastics	92.53	7.46	0.01
Intermediate petrochemicals	91.95	7.80	0.25
Petroleum products	99.33	0.67	0.00

2004 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	92.96	6.18	0.86
Resins and plastics	88.87	11.00	0.13
Intermediate petrochemicals	94.06	5.24	0.70
Petroleum products	99.97	0.00	0.03

2003 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	86.14	12.98	0.88
Resins and plastics	88.67	11.27	0.06
Intermediate petrochemicals	89.54	6.20	4.26
Petroleum products	89.59	0.00	10.41

Business Strategy

Our strategy is to develop our leading role in the Chinese petrochemical industry by increasing production capacities, particularly for higher-margin products, and improving operating efficiencies. In the long term, we aim to increase annual production of ethylene from the current 900,000 tons to more than one million tons. This would give us the feedstock necessary to significantly expand our production of higher-margin products. In order to pursue this goal, we are positioning ourselves for larger-scale projects and acquisitions by maintaining various financing options.

In the near-term, our goal is to:

•	streamline production by increasing our capacity to produce key intermediate products such as ethylene and propylene and

•	produce higher-margin products, including certain resin and plastic products, and intermediate petrochemicals by adding or expanding production capacity.

In order to support our ethylene expansion and to provide additional capacity and flexibility, we also plan to expand and renovate our oil refining capabilities. This expansion and renovation will enable us to produce additional feedstock for our ethylene expansion. By adding processing units to refine vacuum gas oil (“VGO”) and residual oil, we should be able to produce more higher-margin petroleum products such as gasoline and diesel products and certain intermediate petrochemical products which can be sold or used as feedstock for our own downstream products.

We are also implementing plans on a continuous basis for improving operating efficiencies. These are designed to: (i) gain incremental improvements in capacity utilization from our existing facilities; (ii) reduce maintenance downtime by adopting more sophisticated maintenance and repair techniques; (iii) produce better cost control by implementing additional financial and operational reporting systems; and (iv) enable us to monitor market conditions and adjust our pricing and product mix accordingly.

Principal Products

We produce over 60 different types of products representing a broad range of synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. We use many of the important petroleum products and intermediate petrochemicals we produce in producing our own downstream products. The following table shows our 2005 net sales by major product as a percentage of total net sales together with the typical uses of these products.

Product	% of net sales	Typical Use
SYNTHETIC FIBERS
Polyester staple fiber	1.99	Textiles and apparel
Acrylic staple fiber	5.58	Woven into fabrics or blended with other material fabrics to make fabric or acrylic top
Acrylic top	1.72	High bulk hand knitting yarn, blankets and fabrics
Polypropylene	0.13	Industrial unwoven fabric, and textiles and apparel
Others	1.12

Sub-total	10.54

RESINS AND PLASTICS
Polyester chips	8.37	Polyester fibers, films and containers
PE pellets	11.87	Films, ground sheeting, wire and cable compound and other injection molding products such as housewares and toys
LDPE film	0.12	Agricultural greenhouse materials and packing for consumer products
PP pellets	9.45	Extruded films or sheets, injection molded products such as housewares, toys and household electric appliance and automobile parts
PVA	1.03	PVA fibers, building coating materials and textile starch
Others	0.05

Sub-total	30.89

INTERMEDIATE PETROCHEMICALS
Ethylene	1.77	Feedstock for Polyethylene, EG, PVC and other intermediate petrochemicals which can be further processed into resins and plastics and synthetic fiber.
Ethylene oxide	1.44	Intermediate for chemical and pharmaceutical industry, dyes, detergents and auxiliary agents
Benzene	3.99	Intermediate petrochemical products, styrene, plastics, explosives, dyes, detergents, epoxies and nylon
Butadiene	2.69	Synthetic rubber and plastics
Ethylene glycol	0.90	Fine chemicals
Others	3.72

Sub-total	14.51

PETROLEUM PRODUCTS
Gasoline	5.95	Transportation fuels
Diesel	23.09	Agricultural fuels
Jet Fuel	4.61	Transportation fuels
Others	6.08
Sub-total	39.73

All others	4.33

Total	100.00

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

acetaldehyde
All-carbon
Intermediate Step
Intermediate Step
Acetic Acid
Ethyl Acetic
LDPE Resins
Light Diesel Oil & Gasoline
Polymerization
LDPE
Film Unit
Film
Ethylene
Intermediate Step
PVA
VAC
AGO
EO/EG Unit
MEG
EO.DEG
Acrylic Processing Unit
Acrylic Top
Crude Oil
Distillation
Ethylene Units
Intermediate Step
Acrylonitrile
Acrylic Staple Fiber Unit
Acrylic Staple
Propylene
Polymerization
PP
PP Fiber Unit
PP Fiber
C-4 Fraction
Extraction
Butadiene
Polyester Chips
Cracking Oil
Polymerization Unit
VGO
Hydrocracking
Naphtha
Aromatics Units
Paraxylene
PTA Unit
PTA
Residual Oil
Jet Fuel & LPG
Benzene
Polyester Chips/ Polyester Melt
Filament
Industrial Long Fiber
Terylene Long Fiber
Staple Fiber Spinning Unit
Polyester Fiber
Gasoline & Diesel Oil
Residual Oil Integrated Unit
Catalytic Propylene
Acrylonitrile Unit
LPG
Asphalt
Fuel Oil
Extraction
MTBE Unit
MTBE
Methanol
Delayed Coking Unit
Diesel Oil
Coking Gasoline
Coke (Petroleum Coke)

Our refinery units refine crude oil into five basic components: (1) atmospheric gas oil (“AGO”), (2) VGO, (3) residual oil, (4) gasoline, and (5) light diesel oil. The AGO is fed to the ethylene units primarily to produce ethylene and propylene. The VGO is further processed in a hydrocracking unit producing mainly light and heavy naphtha, liquefied petroleum gas (“LPG”), diesel oil, various aromatic hydrocarbon products and jet fuel. Residual oil can be further processed into gasoline, diesel oil, LPG, propylene and other products.

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

Resins and Plastics and Synthetic Fibers

We process our intermediate petrochemical products into five kinds of synthetic fiber raw materials: (1) polyester, (2) acrylonitrile, (3) PP, (4) PE and (5) PVA. Each of these five products has its own production line or lines. We further process polyester, acrylonitrile and polypropylene into various types of synthetic fibers.

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

Polyethylene – We have three sets of units producing PE, two of which produce LDPE using the kettle type process, and the other unit produces all density PE products using the Borstar bimodal process.

Polyvinyl acetate –PVA granules are produced from vinyl acetate (“VAC”), derived from ethylene.

Raw Materials

Crude Oil

Crude oil is our primary raw material and the most significant raw material we purchase from outside sources. In 2005, crude oil accounted for approximately 68.96% of our total cost of sales. Accordingly, the supply and price of crude oil are key factors in determining our profitability.

Allocation and Transportation – The Chinese government exercises centralized management and control of the distribution of all crude oil, whether from domestic or foreign sources, and major petroleum products within China. Under this system, all our crude oil must be allocated by Sinopec Corp. During 2005, we did not experience any significant problems in obtaining sufficient crude oil to meet our production needs.

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

We have received confirmation from Sinopec Corp that we will receive an allocation of 0.23 million tons of domestic onshore and offshore crude oil and 9.15 million tons of foreign crude oil in 2006. Sinopec Corp has further confirmed that, subject to China’s national crude oil policy, it will continue to allocate sufficient quantities and appropriate kinds of crude oil to us, including domestic onshore, domestic offshore and foreign crude oil, for our anticipated annual needs. We anticipate fully utilizing our 2006 allocation of crude oil. We believe that the mix of crude oil feedstocks currently available is satisfactory for our 2006 production capacity and targets. Additionally, as part of China’s commitment at its accession into WTO, certain non-state-owned enterprises have been granted an increasing quota to import crude oil. Although we do not expect to obtain crude oil through this channel in the foreseeable future due to the current crude oil allocation system, this may provide us with an alternative source of crude oil supply.

Crude Oil Mix – Our refining equipment is designed to process certain grades of crude oil. Therefore, the origin and quality of the crude oil available can be important to our business. We believe, as we are significantly increasing usage of foreign crude oil, we will continue to be able to obtain such foreign crude oil that is compatible with our refining equipment. The overall mix of foreign versus domestic crude oil we process in 2006 will depend on a variety of factors, including the amount of future allocations of domestic onshore crude oil and the availability, price, quality, processing profitability and compatibility with our refining capabilities of foreign crude oil. Provided there are no significant modifications to the existing crude oil allocation policy, we believe that sufficient supplies of crude oil will be available on the domestic or international markets for our 2006 production capacity and goals.

In 2005, our crude oil was sourced as follows:

Domestic offshore	3.58%
Foreign crude oil	96.42%
Total:	100%

As a result of a consistent decrease in the supply of domestic crude oil, we expect that we will continue to rely principally on foreign sources for our crude oil supply. However, we believe that we will be able to maintain our processing efficiency through technological adjustments of our equipment and quality control and that increased use of imported oil will not materially adversely impact our business and results of operations.

Foreign and domestic offshore crude oil is supplied by tanker to our oil terminal wharf. See Item 4D. Property, Plants and Equipment -Wharfs.

In the past, we have not experienced disruption in our crude oil supply. We have on-site crude oil storage tanks at Chenshan wharf capable of storing approximately 460,000 cubic meters of crude oil, primarily to provide crude oil to our No. 2 atmosphere vacuum distillation facility. This crude oil storage can provide us with approximately a 20 day supply of crude oil. The crude oil for our No. 3 atmosphere vacuum distillation facility is mainly supplied from the Ningbo-Shanghai-Nanjing oil pipeline. Due to our ability to obtain crude oil from multiple sources, we are able to meet our normal requirements for crude oil.

Pricing – The price of domestic onshore crude oil is controlled by China National Petroleum Corporation (“CNPC”) and Sinopec Group based on government pricing policies, while the price of foreign and domestic offshore crude oil is generally allocated to us at prevailing international market prices. The average cost of foreign and domestic offshore crude oil in 2005 was RMB 3,219 (US$398.9) per ton and RMB 2,930 (US$363.1) per ton, respectively. In 2005, we processed 9.1536 million tons of foreign crude oil and 339,400 tons of domestic offshore crude oil.

Until March 2001, the Chinese government implemented a unified pricing system for domestic crude oil. Each month, the National Development and Reform Commission (“NDRC”) would establish an indicative price for each grade of domestic onshore crude oil based on comparable international market prices, inclusive of any duties that would have been imposed had the oil been imported. The actual price for domestic onshore oil would be such indicative price plus a surcharge. This surcharge was determined by CNPC and Sinopec Group to reflect any transportation and other miscellaneous costs that would have been incurred in having the oil delivered to various refineries. Beginning March 2001, the NDRC ceased publishing an indicative price. Instead, the indicative price for domestic onshore oil is calculated and determined directly by CNPC and Sinopec Group based on the principles and methods formerly applied by the NDRC.

Sinopec Corp has undertaken that it will allocate crude oil to us in quantities and at prices no less favorable than the quantities received and prices paid by other the enterprises that it controls. On this basis, we believe that changes in crude oil prices should not have a material effect on our competitiveness with other domestic producers. Nevertheless, any increase in the price of crude oil could have an adverse impact on our profitability to the extent that we are unable to pass cost increases on to our customers.

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

We expect that our total requirement for coal to generate electricity in 2006 will be approximately 1.60 million tons. In 2005, we consumed approximately 1.60 million tons of coal, an increase from 2004 of approximately 0.03 million tons.

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

We purchase some ancillary raw materials from outside sources. These raw materials include methanol, ammonia, sodium hydroxide, sulfur, acetone, acrylonitrile, PTA, propylene and a variety of catalytic agents. In 2005, the total cost of these materials accounted for approximately 16.21% of our total cost of sales. We do not expect any difficulties in obtaining a supply of any of these ancillary raw materials in amounts sufficient to meet our needs in the foreseeable future.

Sales and Marketing

Distribution

The distribution of our petroleum products is subject to government regulations. We are required to sell certain petroleum products to the subsidiaries of Sinopec Group or customers designated by Sinopec Group. Since the second half of 2005, Sinopec Group has executed reforms to its system of selling petrochemical products and implemented what it refers to as a “Five Consolidations” strategy featuring “consolidated marketing strategy, consolidated promotion, consolidated logistics optimization, consolidated sales and consolidated branding”. As a result, the sales of our major petrochemical products are now conducted in a consolidated manner by sales agents designated by Sinopec Group. However, we have the autonomy to decide on the distribution method of our other products in accordance with market conditions. The products we sold in 2005 that were subject to unified distribution by the government, sales by agents and sales based on our own discretion accounted for 57%, 32% and 11%, respectively, of the total products we sold.

We generally sell our products to larger trading companies and industrial users with whom we have long-standing relationships, including Sinopec Group or customers designated by Sinopec Group. We believe that the transition to sales of major petrochemical products by agents designated by Sinopec will increase our distribution efficiency by allowing us to benefit from Sinopec Group’s extensive and highly specialized sales network. It will also allow us to focus more of our resources on reducing production costs and enhancing our technical support.

We use long-term contracts to sell most of our products. We did not experience significant write-offs or defaults on our accounts receivable or other trade accounts in 2005. We generally do not experience seasonal fluctuations in product sales.

Product breakdown

Synthetic Fibers – In 2005, 7.2% of our synthetic fiber products were purchased by provincial and municipal government trading companies that act as intermediaries between us and end-users. No single customer accounted for more than 10.6% of our sales of synthetic fibers in 2005.

Resins and Plastics – In 2005, approximately 5.0% of our resins and plastics sales were to provincial and municipal government trading companies and approximately 43.9% were sold to industrial users. No single customer accounted for more than 4.7% of our sales of resins and plastics in 2005.

Intermediate Petrochemicals – We sell a variety of intermediate petrochemical products, none of which were sold in substantial quantities.

Shanghai Chlor-Alkali Chemical Co. Ltd. (“Chlor-Alkali”) is the principal outside consumer of our ethylene. In 2005, we sold 108,200 tons of ethylene, representing 1.6% of our total 2005 production of such product, to Chlor-Alkali at market prices. We expect to sell 90,000 tons of ethylene to Chlor-Alkali in 2006.

Petroleum Products – In 2005, our primary gasoline and diesel customer was Sinopec Sales Company Hua Dong Branch Company. We sold residual oil directly to industrial end-users for use as industrial fuel and as feedstock to produce high-margin petroleum products.

Product Pricing

Most of our products other than petroleum products are permitted to be sold at market prices. However, three types of petroleum products, gasoline, diesel and jet fuel, and certain other major products we sell are subject to varying degrees of government pricing control and are, accordingly, sold at prices set by the Chinese government. In 2003, 2004 and 2005, approximately 59%, 57% and 58% of our net sales were from products subject to price controls. Price controls may apply to these products in various ways. Such pricing controls are sometimes applied exclusively to our products, exclusively to our competitors’ products or sometimes applied to neither our products nor our competitors’ products. We believe that the Chinese government will continue relaxing state control over the pricing of petroleum products over time.

For products that are not subject to price controls, we set our prices with reference to prices in the major Chinese chemical commodities markets in Shanghai and other parts of China. We also monitor pricing developments in major international commodities markets, particularly in Southeast Asia. In most cases, we revise product prices each month, or more frequently during periods of price volatility. Due to our economies of scale, brand recognition and high quality of products, we believe that we can continue to price our products competitively.

Competition

We compete principally in the Chinese domestic market where 99.9% of our products were sold in 2005. In addition, the limited transportation infrastructure in China and the difficulties involved in transporting petrochemical products force companies to compete primarily on a regional basis. In 2005, 92% of our net sales were made to customers in Huadong District.

Our Competitive Advantages

We believe our primary competitive advantages are quality of product, pricing, brand recognition, geographic location and vertical integration. We have received many prizes and awards from both central and local government authorities for high product quality. Furthermore, our location on the outskirts of the densely populated and highly industrialized Shanghai area places us in close proximity to many of our customers. This location also gives us convenient access to ocean transport and inland waterways which results in a competitive advantage in terms of transportation cost and reliability and punctuality of product delivery. We believe this geographic advantage will be enhanced as China’s accession into the WTO generates increasing demands for our products in eastern China.

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

Foreign Competition and the World Trade Organization

China joined the WTO on December 11, 2001. As part of its membership commitments, China agreed to eliminate certain tariff and non-tariff barriers to foreign competition in the domestic petrochemical industry that benefited us in the past. In particular, China has reduced tariffs on imported petrochemicals products that compete with ours from between 5% to 17% to between 2.8% to 14.2% with further reductions planned until they reach a range of between 0% and 6.5%. In accordance with its WTO commitments, China has made or plans to make the following changes:

•	foreign investors now permitted to wholly-own domestic petrochemical companies;

•	is expected to gradually relax restrictions on the import of crude oil by non-state owned companies;

•	is expected to grant foreign-owned companies the right to import petrochemical products; and

•	is expected to permit foreign companies to distribute and market petroleum products in both retail and wholesale markets in China.

As a result of these measures, we are facing increased competition from foreign companies and importation. Changes in crude oil importation and distribution could potentially affect our current supply arrangements with Sinopec Corp.

Prior to its entry into the WTO, the Chinese government took early steps to reduce protection from import barriers. Tariffs have been gradually reduced beginning in 1997. Foreign imports are likely to reduce prices for domestic petrochemical products and may reduce our net sales. Nevertheless, we believe that our products have been, and will continue generally to be, competitive with imports. These early steps and recent tariff reductions have exposed us to international competition and should help us meet increased competition as China’s WTO entry begins to affect our markets.

In addition to tariff reductions, China is liberalizing the import of crude oil and the distribution of processed oil and other petrochemical products. Import and export of crude oil has historically been limited to designated state-owned companies. China agreed to allocate 7.2 million tons of crude oil to non-state owned traders in 2002 and to increase this amount by 15% each year for 10 years, at which time the growth rate will be reviewed by interested WTO member countries. Similarly, several categories of processed oil are also subject to state owned trading. China will allocate 4.0 million tons of processed oils to non-state owned traders and increase this amount by 15% annually for 10 years.

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

Synthetic Fibers

In 2005, we had an approximate 2.46% share and imports had an approximate 7.65% share of total domestic polyester, acrylic and polypropylene consumption. We attribute the high level of imports to a variety of factors, including a shortage in the domestic supply and the importation of synthetic fibers into special economic zones in China, where tariffs are not imposed on imports processed for re-export.

The following table summarizes the competitive position of our principal synthetic fibers according to domestic sales in 2005.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal domestic competitor’s share of consumption	Imports’ share of consumption
Polyester staple fiber	1.87	4	Jiangsu	9.74	6.85
Acrylic	18.52	1	Jilin	11.35	37.86

Sources: Statistics provided to us by the Sinopec Group and the China National Council of Textiles.

Resins and Plastics

In 2005, we had an approximate 5.75% share and imports had an approximate 31.66% share of total domestic resins and plastics consumption. The following table summarizes the competitive position of our principal resins and plastics products according to domestic sales in 2005.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
Polyester chips	5.87	3	Jiangsu	11.2	1.70
PVA granules	14.04	5	Anhui	25	10.59
PE	5.56	5	Beijing	6.10	50.13
PP	5.55	1	Beijing	5.12	36.73

Sources: Statistics provided to us by Sinopec Group.

Intermediate Petrochemicals

In 2005, we were one of the largest sellers of intermediate petrochemicals in China and held an approximate 6.56% share of the total domestic consumption. Imports had an approximate 39.29% share of domestic consumption. Ethylene, benzene and butadiene are our major intermediate petrochemical products. In 2005, we were the largest ethylene producer in China.

Petroleum Products

In 2005, we had an approximate 2.66% share of the total domestic petroleum products market while imports had an approximate 5.22% share. Although we have one of the largest refining capabilities in China, we use most of our refining capacity to produce feedstock for our own downstream processing of petrochemical products.

The domestic markets for each of our major petroleum products are geographically concentrated because these markets tend to be highly localized with individual producers controlling a large share of the markets in their locality. In 2005, we sold approximately 99.33% of our petroleum products in Huadong District.

Environmental Protection

We are subject to national and local environmental protection regulations which currently impose a graduated schedule of fees for the discharge of waste substances, require the payment of fines for pollution and provide for the forced closure of any facility which fails to comply with orders requiring it to cease or cure certain environmentally damaging practices. We have established environmental protection systems to treat certain of our waste materials and to safeguard against accidents. Because of the nature of our business, however, we store and discharge into the environment a significant amount of waste substances. During 2005, we were assessed a total of RMB35 million (US$4.24 million) in fees for discharges of waste substances. As of March 31, 2006, we had not been assessed any fines for environmental violations and there were no actions pending or, to our knowledge, threatened which would result in the assessment of such a fine.

We believe our environmental protection facilities and systems are adequate for the existing national and local environmental protection regulations. However, there can be no assurance that Chinese national or local authorities will not impose additional regulations which would require additional expenditures in respect of environmental matters in the future.

Insurance

We currently maintain insurance coverage with Sinopec Group which, as of December 31, 2005, was approximately RMB 23.9 billion (US$ 2.96 billion) on our property and facilities and approximately RMB 1.6 billion (US$ 198.3 million) on our inventory. Transportation vehicles and products in transit are not insured by Sinopec Group. We maintain insurance policies for these assets with The People’s Insurance Company of China. The Sinopec Group insurance coverage is compulsory and applies to all enterprises controlled by Sinopec Group, pursuant to guidelines of Sinopec Group which may not be legally enforceable against Sinopec Group. Thus, there is doubt under Chinese law as to whether we could enforce insurance claims against Sinopec Group.

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

Historically, we were supervised by Sinopec, a ministry-level enterprise under the direct supervision of the State Council, China’s highest administrative body. As a result of a governmental restructuring in 1998, we became subject to the administration of the State Bureau of Petroleum and Chemical Industry. After its functions were terminated in March 2001, we became subject to the administration of the State Economic and Trade Commission. The State Economic and Trade Commission was dissolved in March 2003 and its function in directing the reform and management of state-owned enterprises were assumed by the State Assets Regulatory and Management Commission, its function in industry planning and policy making were assumed by NDRC, and its functions in administering domestic trade, coordinating and implementing import and export plans of critical industrial products and raw materials were assumed by the Ministry of Commerce. Since then, we have been subject to the industrial oversight of these three new governmental agencies at the national level.

As part of this restructuring, Sinopec was also restructured in July 1998. The succeeding entity, Sinopec Group, was authorized to conduct a petrochemical business and to control the exploration of crude oil and natural gas and crude oil refining, mainly in the southern and eastern regions of China. China Petroleum and Natural Gas Corporation, another major state-owned petrochemical company, was also restructured, renamed China National Petroleum Corporation and authorized to conduct the same type of business, mainly in the northern and western regions of China. On December 31, 1999, Sinopec Group completed a reorganization pursuant to which certain of its core oil and gas and chemical operations and businesses and related assets and liabilities were transferred to its subsidiary, Sinopec Corp, currently our controlling shareholder.

C. Organizational Structure.

Our Subsidiaries

Our significant subsidiaries are listed below. All of the subsidiaries named below are incorporated in China.

Subsidiary Name	Our ownership interest and voting power
(%)
Shanghai Petrochemical Investment Development Company Limited	100.00
China Jinshan Associated Trading Corporation	67.33
Shanghai Jinhua Industrial Company Limited	81.79
Shanghai Jindong Petrochemical Industrial Company Limited	60.00
Shanghai Golden Way Petrochemical Company Limited	75.00
Shanghai Jinchang Engineering Plastics Company Limited	50.38
Shanghai Golden Phillips Petrochemical Company Limited	60.00
Zhejiang Jin Yong Acrylic Fiber Company Limited	75.00
Shanghai Petrochemical Enterprise Development Company Limited	100.00
Shanghai Golden Conti Petrochemical Company Limited	100.00

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

Overview

Sinopec Corp is an integrated petroleum and petrochemical company with upstream, midstream and downstream operations. Based on trading volume in 2005, Sinopec Corp is the largest publicly listed company in China and one of the largest petroleum and petrochemical companies in both China and Asia. Sinopec Corp is one of the largest refiners, distributors and marketers of gasoline, diesel, jet fuel and most other major refined products in China and Asia with principal markets in the eastern and southern regions of China. Sinopec Corp is also a producer and distributor of petrochemicals in China and additionally explores, develops and produces crude oil and natural gas principally to supply its refining and chemical operations.

Subsidiaries

Details of Sinopec Corp’s principal subsidiaries are given in the table below. Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, all of the above principal subsidiaries are incorporated in China.

			Percentage of equity
Name of company	Particulars of issued capital	Type of legal entity	held by Sinopec Group	held by Sinopec Group’s subsidiary	Principal activities
			%	%
China Petrochemical International Company Limited	RMB 1,704	Limited company	100.00	—	Trading of crude oil and petrochemical products
Sinopec Beijing Yanhua Petrochemical Company Limited (“Beijing Yanhua”) (i)	RMB 3,404	Limited company	100.00	—	Manufacturing of chemical products
Sinopec Sales Company Limited	RMB 1,700	Limited company	100.00	—	Marketing and distribution of refined petroleum products
Sinopec Shengli Oilfield Company Limited	RMB 29,000	Limited company	100.00	—	Exploration and production of crude oil and natural gas
Sinopec Fujian Petrochemical Company Limited (ii)	RMB 2,253	Limited company	50.00	—	Manufacturing of plastics, intermediate petrochemical products and petroleum products
Sinopec Qilu Petrochemical Company Limited	RMB 1,950	Limited company	82.05	—	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited	RMB 7,200	Limited company	55.56	—	Manufacturing of synthetic fibers, resin and plastics, intermediate petrochemical products and petroleum products
Sinopec Shijiazhuang Refining- Chemical Company Limited	RMB 1,154	Limited company	79.73	—	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited	HK$ 104	Limited company	—	72.40	Trading of crude oil and petroleum products
Sinopec Wuhan Petroleum Group Company Limited (ii)	RMB 147	Limited company	46.25	—	Marketing and distribution of refined petroleum products
Sinopec Wuhan Phoenix Company Limited (ii)	RMB 519	Limited company	40.72	—	Manufacturing of petrochemical products and petroleum products
Sinopec Yangzi Petrochemical Company Limited	RMB 2,330	Limited company	84.98	—	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Yizheng Chemical Fiber Company Limited (ii)	RMB 4,000	Limited company	42.00	—	Production and sale of polyester chips and polyester fibers
Sinopec Zhenhai Refining and Chemical Company Limited	RMB 2,524	Limited company	71.32	—	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Zhongyuan Petroleum Company Limited	RMB 875	Limited company	70.85	—	Exploration and production of crude oil and natural gas
Sinopec Zhongyuan Petrochemical Company Limited	RMB 2,400	Limited company	93.51	—	Manufacturing of chemical products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	RMB 830	Limited company	60.00	—	Marketing and distribution of refined petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	RMB 800	Limited company	60.00	—	Marketing and distribution of refined petroleum products
Sinopec Qingdao Refining and Chemical Company Limited	RMB 800	Limited company	85.00	—	Manufacturing of intermediate petrochemical products and petroleum products

(i)	During the year ended December 31, 2005, Sinopec Corp acquired the entire 1,012,000,000 H shares, representing approximately 29.99% of the issued share capital of Beijing Yanhua from minority interests at HK$ 3.80 per share. The total consideration Sinopec Corp paid was approximately RMB 4,088 which was settled in cash. The excess of the cost of purchase over the fair value of the underlying assets and liabilities (on a proportionate share) was recorded as goodwill, amounting to RMB 1,157, which is included in long-term prepayments and other assets.

(ii)	Sinopec Corp consolidated the results of the entity because Sinopec Corp controls the board of this entity and had the power to govern its financial and operating policies.

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

Plants and Facilities

The following charts set forth the Rated Capacities of our principal production units. The actual production capacity of a production unit can exceed Rated Capacity and may be further increased without increasing the Rated Capacity through technical improvements or expansion of such unit. The utilization rate of a production unit is based upon Rated Capacity rather than actual production capacity and may vary with technical enhancements, changes in production management and scheduling of maintenance.

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for petroleum products and intermediate petrochemicals in 2005:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate(%)
Crude oil distillation units (2)	16,800,000	65.16
Hydrocracker (2)	3,000,000	71.95
Ethylene units (2)	850,000	104.83
Aromatics unit	235,000	94.03
PTA unit	400,000	90.80
EO/EG unit	225,000	92.62
Acrylonitrile unit	130,000	102.35
Acetaldehyde unit	42,000	99.59
Acetic acid unit	45,000	66.24
Cracking and catalyzing	1,000,000	96.83
Delayed Coking	1,000,000	102.97

Our two crude oil distillation units were designed and built in China. In 2005, the actual amount of crude oil we processed was approximately 9.49 million tons. Our hydrocracker uses technology from United Oil Products Corporation of the United States. Our first ethylene unit uses technology from Mitsubishi Petrochemical Corporation of Japan. The second ethylene unit uses technology from ABB Lummus Global Inc. of the United States. The aromatics unit uses technology from Universal Oil Products Corporation of the United States. The PTA unit uses technology from Mitsui Petrochemical Corporation of Japan. The EO/EG unit was constructed using technology from Scientific Design Corporation of the United States.

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for resins and plastics and synthetic fibers in 2005:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate(%)
Polyester units (3)	550,000	94.02
Polyester staple units (2)	154,000	94.38
Polyester filament units (3)	66,900	60.32
Acrylic staple fiber units (4)	191,000	110.48
Acrylic top units (2)	29,500	117.90
PE units (3)	543,000	103.74
PE film blowing facilities (2)	32,000	33.76
PP units (3)	400,000	108.49
PP staple fiber unit	17,000	145.31
PVA unit	86,000	110.31

Our polyester units use technology from Kanebo Corporation of Japan and E.I. Dupont DeNemours & Co. Inc. (“Dupont”) of the United States. The polyester staple units use technology from Teijin of Japan and Jima of Germany as well as Chinese technology. The polyester filament units use technology from Murata Manufacturing Company Limited and Teijin Corporation of Japan, Barmag AG of Germany and Dupont. We produce PE in three units, two LDPE units which use technology from Mitsubishi Petrochemical Corporation of Japan and BASF LDPE of Germany and one HDPE unit uses the Borstar bimodal PE technology from Northern European Chemical Engineering Company.

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

Power Facilities

Our electricity requirements are currently supplied by our own 275 megawatt oil-fired power plant, 225 megawatt coal-fired power plant and 100 megawatt coal-fired power plant and petroleum coke power plant. These power plants are designed to supply power sufficient for all of our facilities. We are connected to the East China electricity grid, which provides a back-up source of power in case of a shortfall in our power supply.

Other Facilities

We also have facilities to produce industrial water, steam, hydrogen, oxygen and nitrogen which we use in our production facilities.

Maintenance

We conduct a regular maintenance program on all production equipment. Maintenance is performed by Sinopec Group, as the successor to Sinopec, under a services agreement we entered into with Sinopec in March 1998. In addition, we employ approximately 4,010 engineers, technicians and other personnel who are employed by the various production units to perform day-to-day maintenance and repair.

Transportation-Related Fixtures

Crude oil, our principal raw material, is transported by pipeline to the coast and then by oil tanker to the oil terminal wharf at Chenshan. Our products leave the factory by water, rail, road and pipeline. In 2005, approximately 75% of our products by sales volume were collected by customers from our premises, and we delivered the balance. Our major ethylene customer is supplied via a pipeline. Some of the products collected by customers were also transported using our facilities.

Wharfs

We own two chemical wharfs at Jinshan with four berths of 3,000, 5,000, 10,000 and 25,000 tons. We also own a connecting pipeline capable of loading up to approximately 1.4 million tons of chemical products annually onto ocean-going barges and ships. In 2005, products representing 32% of total sales volume were shipped from the wharf. We also have a facility to load ships and barges which use the region’s inland waterways. In 2005, products representing 10% of total sales volume were shipped from these facilities. We believe that we have a competitive advantage because a greater proportion of our products are shipped by water as opposed to rail and truck, which is subject to capacity constraints on China’s rail and highway networks. Additionally, we own facilities for receiving crude oil and coal at docks that we own and transporting such materials by pipeline or conveyor to our production facilities.

We own an oil terminal wharf at Chenshan in Zhejiang Province, which is comprised of two berths, each of which is capable of handling 45,000 ton vessels. Two 25 kilometer pipelines connect this oil terminal wharf with our facilities.

Rail

We own a railroad loading depot with an annual capacity of 500,000 tons. The depot provides access via a spur line to the national Chinese railway system. In 2005, products representing 3% of total sales volume were transported from the factory by rail. Our ability to transport products by rail is limited because of China’s overburdened railway system, the allocation of use of which remains strictly controlled by the Chinese government.

Capital Expansion Program

Our principal capital expansion projects for the near term are summarized in the table and further described below. In aggregate, we expect that total investment in the projects described will be approximately RMB1.8 billion (US$ 223.0 million) in 2006. This amount will be funded internally and by bank loans. In 2003, 2004 and 2005, we invested RMB1.285 billion (US$ 155.2 million), RMB2.206 billion (US$266.5 million) and RMB1.143 billion (US$141.6 million) respectively, in capital expansion projects.

Name of Project	Rated Capacity (tons/year)	Start Date	Expected Completion Date	Status
Refining Capacity Expansion

3.3 million tons of diesel oil plus hydrogen refining device	3,300,000	2005	2006	Under construction

Expansion of New and Existing Downstream Production Facilities

380,000-ton EG Unit	380,000	2005	2006	Under construction

OTHER PROJECTS

6,000,000 ton Aromatics Unit	600,000		2008	Preliminary development
No. 1 Ethylene Relocation and renovation	600,000		2009	Preliminary development
Flue Gas Desulphurization (“FGD”)	N/A		2006	Preliminary development

N/A – not applicable.

Refining Capacity Expansion Plans

To meet the requirements of the planned ethylene expansion and to increase our capability to meet demand for higher-margin petroleum products, we are expanding and renovating our oil refining facilities. Our principal project in this area involves the construction of a set of diesel oil plus hydrogen refining devices with Rated Capacity of 3.3 million tons. The construction of the project commenced in 2005 and is anticipated to be completed and in operation by September 30, 2006.

Upon completion of the project, the quality of the diesel oil we produce is expected to reach Europe III discharge standards, and is expected to reach Europe IV discharge standards after further renovation.

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

To increase production capacity for ethylene glycol which is one of our higher-margin products, we will add a facility for producing ethylene glycol with 380,000 tons Rated Capacity. Construction commenced in 2005 and is expected to be completed later in 2006.

Other Projects

To satisfy the demand of social and economic development of our country and to upgrade out-of-date devices and realize economies of scale and production, we are proposing to relocate and renovate our No. 1 ethylene device and construct a new aromatics consolidation device with a Rated Capacity of 600,000 tons per year, which projects are expected to be completed in 2009 and 2008, respectively. To control and reduce the volume of sulphur dioxide emission to protect the environment, we plan to implement an FGD project with a capacity of 1 million cubic meters of flue gas per hour.

In addition to the foregoing projects, ongoing technological improvements and other small scale capital expansion projects, we are exploring expansion opportunities through acquisitions and other business combinations. We believe that acquisitions will become an increasingly important component of our expansion strategy.

ITEM 4A. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results.

General

Our financial performance has been affected by factors arising from operating in a planned economy which are beyond our control. However, with China’s WTO accession, the impact of these factors has gradually been decreasing.

In 2005, the world economy maintained a positive growth momentum while the global petrochemical industry remained at a relatively prosperous stage of its growth cycle even though its rate of growth slowed as compared with prior years. Driven by the sustained and relatively strong growth in China’s economy and the global petrochemical industry, China’s petrochemical industry was able to overcome the obstacles brought about by the fluctuating and high international crude oil prices, the PRC government’s control on prices of domestic petroleum products and volatility of the petrochemicals market. The domestic petrochemical industry was able to maintain a relatively fast pace of growth as a whole. In 2005, we closely monitored the changing conditions of the market, enhanced production safety, focused on improving the long-term operations and management of our production facilities, further intensified internal reform programs and strived to mitigate the adverse effects as a result of rising prices in oil, electric power, coal and transportation as well as falling prices in some of our products and the effect of typhoon Matsa. We believe that our production and operations were conducted efficiently in 2005, and certain of our major technical and economic indicators such as crude oil processing volume, ethylene output and sales revenue achieved record highs. However, our profitability decreased significantly in 2005 compared to 2004, and we increased net losses in the last four months of 2005.

You should read the following discussion and analysis in conjunction with our audited financial statements and our selected financial data, in each case, together with the accompanying notes included elsewhere in this annual report. Our audited financial statements have been prepared in accordance with IFRS. IFRS differs in a number of significant respects from US GAAP. Note 37 to our audited financial statements, included elsewhere in this annual report, contains information relating to the nature and effect of significant differences between IFRS and US GAAP as they relate to us and provides a reconciliation to US GAAP of our net income and shareholders’ equity.

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

Impairment for long-lived assets

If circumstances indicate that the net book value of an asset or an investment may not be recoverable, the asset may be considered “impaired,” and an impairment loss may be recognized in accordance with IAS 36 “Impairment of Assets.” We review the carrying amounts of long-lived assets periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. We test these assets for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the estimated recoverable amount. The amount of impairment loss is the difference between the carrying amount of the asset before the reduction and the estimated recoverable amount. The recoverable amount is the greater of the estimated net selling price and the value in use. It is difficult to precisely estimate selling prices because quoted market prices for our assets are often not readily available. In determining the value in use, we discount cash flows that we expect the asset to generate to their present value. Determining cash flows that we expect an asset to generate requires significant judgment in terms of projection of cash flows for future years and the assumption on the pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. We use all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sales volume, selling price and operation costs.

Under US GAAP, we are required to record an impairment to write down an asset that is considered impaired to its estimated fair value. Such fair value is generally determined using the discounted cash flow method, which is similar to that used for determining the assets’ value in use under IFRS. Under US GAAP, a long-lived asset, other than goodwill, that is held for use is considered impaired if its carrying value exceeds the estimated future undiscounted cash flows to be generated by that asset.

For the year ended December 31, 2005, no impairment losses for long-lived assets were recorded (for the year ended December 31, 2004: RMB 34 million; for the year ended December 31, 2003: RMB 25 million impairment losses recognized for long-lived assets of synthetic fiber segment) in our audited income statement.

Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. We review the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. There have been no significant changes to the original estimates of useful lives or residual values in 2003, 2004 and 2005.

Impairment for Bad and Doubtful Debts

We maintain an allowance for bad and doubtful accounts for estimated losses resulting from the inability of our customers to make the required payments. Our estimates are based on the aging of the trade debtor balance, customer credit-worthiness, and historical write-off experience. If the financial condition of our customers were to deteriorate, the amount of actual write-offs might be higher than what we expected.

The following table summarizes the changes in allowances for doubtful debts for the years ended December 31, 2003, 2004 and 2005:

	Years ended December 31,
	2003	2004	2005
As of January 1,	43,339	39,811	45,282
Provision for the year	33,644	22,814	13,683
Written-off	(37,172)	(17,343)	(33,120)

December 31,	39,811	45,282	25,845

Summary

The following table sets forth our sales volumes and net sales, which is our sales less sales taxes, for the years indicated, presented in accordance with IFRS:

	Years ended December 31,
	2003 Net Sales			2004 Net Sales			2005 Net Sales
	Sales Volume (‘000 Tons)	(Millions of RMB)	% of Total	Sales Volume (‘000 Tons)	(Millions of RMB)	% of Total	Sales Volume (‘000 Tons)	(Millions of RMB)	% of Total
Synthetic Fibers	395.4	4,092.6	14.1	384.4	4,751.8	12.3	355.2	4,764.0	10.6
Resins and Plastics	1,389.8	8,864.3	30.6	1,409.7	12,086.0	31.3	1,505.8	13,958.3	30.9
Intermediate Petrochemicals	1,021.8	3,851.3	13.3	1,075.8	5,896.6	15.3	1,010.5	6,556.0	14.5
Petroleum Products	4,650.4	10,329.1	35.7	4,828.9	13,101.9	33.9	5,400.0	17,955.0	39.7
All others	—	1,805.4	6.3	—	2,827.8	7.2	—	1,957.0	4.3

Total	7,457.4	28,942.7	100.0	7,698.8	38,664.1	100.0	8,271.5	45,190.3	100.0

The following table sets forth a summary statement of income(1) for the periods indicated:

	Years ended December 31,
	2003		2004		2005
	Millions of RMB	% of Operating revenues	Millions of RMB	% of Operating revenues	Millions of RMB	% of Operating revenues
Synthetic fibers
Operating revenues	4,115.0	14.0	4,778.0	12.1	4,781.8	10.4
Operating expenses	(4,002.7)	(13.5)	(4,527.6)	(11.5)	(4,518.4)	(9.8)

Operating profit/(loss)	112.3	0.5	250.4	0.6	263.4	0.6

Resins and Plastics
Operating revenues	8,907.4	30.1	12,154.4	30.8	14,010.3	30.5
Operating expenses	(8,279.5)	(28.0)	(10,267.8)	(26.0)	(12,519.6)	(27.3)

Operating profit/(loss)	627.9	2.1	1,886.6	4.8	1,490.7	3.2

Intermediate Petrochemicals
Operating revenues	3,879.8	13.1	5,941.6	15.1	6,586.5	14.3
Operating expenses	(3,282.4)	(11.1)	(4,390.8)	(11.1)	(5,605.5)	(12.2)

Operating profit/(loss)	597.4	2.0	1,550.8	3.9	981.0	2.1

Petroleum products
Operating revenues	10,834.6	36.6	13,692.4	34.8	18,616.5	40.5
Other revenues	—	—	—	—	632.8	1.4
Operating expenses	(10,382.5)	(35.1)	(12,705.8)	(32.3)	(19,696.2)	(42.9)

Operating profit/(loss)	452.1	1.5	986.6	2.5	(446.9)	(1.0)

All others
Operating revenues	1,830.3	6.2	2,836.2	7.2	1,960.8	4.3
Operating expenses	(1,613.6)	(5.5)	(2,485.4)	(6.3)	(1,721.0)	(3.7)

Operating profit/(loss)	216.7	0.7	350.8	0.9	239.8	0.6

Total
Operating revenues	29,567.1	100.0	39,402.5	100.0	45,955.9	100.0
Other revenues	—	—	—	—	632.8	1.4
Operating expenses	(27,560.7)	(93.2)	(34,377.4)	(87.2)	(44,060.7)	(95.9)

Operating profit/(loss)	2,006.4	6.8	5,025.2	12.8	2,528.0	5.5
Share of (losses)/ profits of associates	(24.0)	(0.1)	(36.9)	(0.1)	(61.0)	(0.1)
Net financing costs	(392.0)	(1.3)	(292.0)	(0.7)	(179.4)	(0.4)

Income before tax	1,590.4	5.4	4,696.3	11.9	2,287.6	5.0
Income tax	(145.1)	(0.5)	(637.1)	(1.6)	(366.3)	(0.8)

Income after tax	1,445.3	4.9	4,059.2	10.3	1,921.3	4.2

Attributable to:
Equity shareholders of the Company	1,401.7	4.8	3,971.1	10.1	1,850.5	4.0
Minority interests	43.6	0.1	88.1	0.2	70.8	0.2

Income after tax	1,445.3	4.9	4,059.2	10.3	1,921.3	4.2

(1)	Operating revenues represent sales of the respective product segments without adjustment for sales tax. Operating expenses represent sales taxes and surcharges, cost of sales, selling and administration expenses and other income, as allocated to respective product segments. Operating profit corresponds to the profit from operating allocated to respective product lines.

Results of Operations

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Net sales

Total net sales increased by 16.88% to RMB 45,190.3 million in 2005 as compared with RMB 38,664.1 million in 2004. In 2005, the demand for petrochemical products remained strong causing product prices to increase. However, the rate of increase slowed significantly as compared with 2004. The weighted average prices of synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products for 2005 increased by varying degrees compared with 2004.

(i) Synthetic fibers

Net sales of synthetic fiber products increased by 0.26% to RMB 4,764.0 million in 2005 as compared with RMB 4,751.8 million in 2004. This slight increase resulted from an increase in the weighted average prices of 8.50%, offset by a decline in sales volume of 7.60%. Net sales of synthetic fiber products accounted for 10.54% of total net sales, a decrease of 1.75% as compared with 2004.

(ii) Resins and plastics

Net sales of resins and plastics increased by 15.49% to RMB 13,958.3 million in 2005 as compared with RMB 12,086.0 million in 2004. Weighted average prices increased by 8.12% and sales volume increased by 6.82% in 2005 as compared with 2004. Within this product category, the sales volume of polyester pellet, polyethylene and polypropylene increased by 20.29%, 2.88% and 2.12%, respectively, and the average sales price increased by 1.83%, 8.29% and 16.53% in 2005, respectively.

Net sales of resins and plastics accounted for 30.89% of our total net sales in 2005, a decrease of 0.37% as compared with 2004.

(iii) Intermediate petrochemicals

Net sales of intermediate petrochemicals increased by 11.18% to RMB 6,556.0 million in 2005 as compared with RMB 5,896.6 million in 2004. Weighted average prices increased by 18.37% as compared with 2004. Sales volume decreased by 6.07% compared with 2004. Among intermediate petrochemical products, the weighted average prices of our major products, ethylene, pure benzene, butadiene and ethylene oxide, increased by 2.88%, 7.43%, 37.36% and 16.81%, respectively. While the sales volumes of pure benzene, butadiene and ethylene oxide increased by 3.77%, 2.80% and 11.72%, respectively, the sales volume of ethylene decreased by 2.59%.

Net sales of intermediate petrochemicals accounted for 14.51% of our total net sales in 2005, a decrease of 0.72% compared with 2004.

(iv) Petroleum products

Net sales of petroleum products increased by 37.04% to RMB 17,955.0 million in 2005 as compared with RMB 13,101.9 million in 2004, resulting from an increase of 22.55% in the weighted average price and 11.82% in sales volume of these products as compared with 2004. The weighted average price of gasoline, diesel oil and jet fuel increased by 28.30%, 21.69% and 29.00%, respectively, with sales volumes increasing by 20.94%, 11.96% and 13.18%, respectively.

Net sales of petroleum products accounted for 39.73% of total net sales in 2005, an increase of 5.84% compared with 2004.

(v) All others

Revenues for all other activities decreased by 30.79% to RMB 1,957.0 million in 2005 as compared with RMB 2,827.8 million in 2004.

Other Revenues

In 2005 we received a cash payment from the Ministry of Finance of the PRC of RMB 632.8 million as compensation for a distortion in the correlation of domestic refined petroleum product prices with crude oil prices during 2005. There are no unfilled conditions and other contingencies attached to the receipt or usage of this government grant.

Operating expenses

Operating expenses increased by 28.17% to RMB 44,060.7 million in 2005 as compared with RMB 34,377.4 million in 2004, mainly due to an increase in international crude oil prices. The operating expenses of resins and plastics, intermediate petrochemicals and petroleum products amounted to RMB 12,519.6 million, RMB 5,605.5 million and RMB19,696.2 million, respectively, representing increases of 21.93%, 27.66% and 55.02% as compared with 2004. Operating expenses of synthetic fibers and all others amounted to RMB 4,518.4 million and RMB 1,721.0 million, respectively, representing decreases of 0.20% and 30.76% as compared with 2004.

(i) Synthetic fibers

Operating expenses of synthetic fibers decreased by RMB 9.2 million in 2005 as a compared with 2004, mainly due to a decrease in sales volume of synthetic fibers of 7.60%.

(ii) Resins and plastics

Operating expenses of resins and plastics increased by RMB 2,251.8 million in 2005 as compared with 2004, mainly due to an increase in raw material costs of such products including ethylene and propylene. Sales volume of polyester chips increased by more than 70,000 tons or 6.81% as compared with 2004, another contributing factor to the rise in costs of sale and resins and plastics.

(iii) Intermediate petrochemicals

Operating expenses of intermediate petrochemicals increased by RMB 1,214.7 million compared with 2004, due to the raw material cost such as naphtha increased.

(iv) Petroleum products

Operating expenses of petroleum products increased by RMB 6,990.4 million compared with 2004, mainly due to the continuous increase in the price of crude oil, which directly led to a significant increase in the operating expenses of petroleum products. The weighted average cost of crude oil processed increased by 39.13% to RMB 3,208 in 2005 compared with RMB 2,306 in 2004.

(v) All others

Operating expenses of all other activities decreased by RMB 764.4 million in 2005 as compared with 2004. As the sales of ancillary materials decreased during the year, the related cost decreased accordingly.

Operating profit

Operating profit was RMB 2,528.0 million, a significant decrease of 49.69% compared with RMB 5,025.2 million in 2004, primarily due to a significant increase in the cost of production as a result of rising crude oil prices. The distorted correlation between international crude oil prices and domestic petroleum product prices which was subject to the State’s control also led to a decrease in operating efficiency in 2005.

(i) Synthetic fibers

Operating profit of synthetic fibers increased by RMB 13.0 million in 2005 as a compared with 2004, mainly due to an increase in weighted average price of 8.30% only partially offset by an the increase in the weighted average cost of 8.00% in 2005.

(ii) Resins and plastics

Operating profit of resins and plastics decreased by RMB 395.9 million in 2005 as compared with 2004, mainly due to increases in the cost of ethylene and propylene and other raw materials.

(iii) Intermediate petrochemicals

Operating profit of intermediate petrochemicals decreased by RMB 569.8 million in 2005 as compared with 2004, mainly due to increased costs for raw material, including naphtha.

(iv) Petroleum products

Petroleum products suffered an operating loss of RMB 446.9 million in 2005, as the increase in average selling price of petroleum products was insufficient to offset the increase in average crude oil prices. This increase was, however, partially mitigated by a subsidy payment received in 2005 from Ministry of Finance of the PRC amounting to RMB 632.8 million. The operating loss in 2005 compares to operating income of RMB 986.6 in 2004.

(v) All others

Operating profit of all other activities decreased by RMB 111.0 million in 2005 as compared with 2004.

Cost of sales

Cost of sales increased by 29.09% to RMB 42,887.7 million in 2005 from RMB 33,223.6 million in 2004 and accounted for 94.90% of the net sales for 2005. This increase was primarily due to a significant increase in the price of crude oil which was our major raw material.

(i) Crude Oil

In 2005, we processed 9,493,000 tons of crude oil (of which 274,000 tons were processed on a sub-contracting basis), an increase of 383,600 tons as compared with 9,109,400 tons in 2004 (602,500 tons of which was processed on a sub-contracting basis). The volume of imported oil and offshore oil we processed was 9,153,600 tons and 339,400 tons, respectively.

The total cost of crude oil processed in 2005 was RMB 29,576.4 million, an increase of 50.78% compared with RMB 19,615.6 million in 2004, which accounted for 68.96% of the cost of sales. The weighted average cost of crude oil was RMB 3,208.22 per ton representing an increase of 39.13% compared with 2004. The weighted averaged costs of imported oil and domestic offshore oil were RMB3,219 per ton and RMB 2,930 per ton, respectively.

(ii) Other expenses

Expenses for other ancillary materials was RMB 6,954.0 million in 2005, an increase of 14.16% compared with RMB 6,091.6 million in 2004. This increase was primarily due to a significant increase in the purchasing costs of intermediate petrochemicals such as naphtha and acrylonitrile. Depreciation decreased from RMB 1,794.1 million in 2004 to RMB 1,705.1 million in 2005. Energy and power costs increased to RMB892.0 million due to an increase in the price of coal and electricity in 2005. Labor and maintenance costs decreased to RMB 1,168.5 million and RMB896.0 million, respectively, during the year.

Selling and administrative expenses

Selling and administrative expenses totaled RMB444.4 million in 2005, an increase of 8.90% compared with RMB 408.1 million in 2004. Such increase was due to a significant increase in the income from principal operations compared with 2004.

Other operating income

Other operating income was RMB238.6 million in 2005, a decrease of 13.86% compared with RMB277.0 million in 2004.

Other operating expenses

Other operating expenses decreased by 29.10% from RMB 284.2 million in 2004 to RMB 201.5 million in 2005, primarily due to a decrease in loss on disposal of property, plant and equipment of RMB 41.5 million and impairment loss of property, plant and equipment of RMB 34.3 million.

Net financing costs

Net financing costs was RMB 179.4 million in 2005, a decrease of 38.56% compared with RMB 292.0 million in 2004, which was primarily due to a decrease in the balance of bank borrowings as compared with 2004, appreciation of RMB and realized foreign exchange gain of RMB 57.1 million.

Income before income tax

Income before income tax was RMB 2,287.6 million in 2005, a decrease of 51.29% compared with RMB 4,696.2 million in 2004.

Income tax

Income tax decreased by 42.51% to RMB 366.3 million in 2005 compared with RMB 637.1 million in 2004. This decrease was primarily due to a substantial decrease in total income. The effective tax rate (before tax refund) was 16.0% in 2005 as compared with 15.2% in 2004.

We continued to pay income tax at a preferential rate of 15% in 2005. This preferential rate was first applied to us under approval from State tax authorities effective from January 1, 1993. According to relevant taxation regulation issued by the Ministry of Finance and the State Administration of Taxation, the first nine H-Share listed companies (including the Company) were permitted to pay income tax at a 15% tax rate for years in 1996 and 1997. From 1998 to 2005, the tax privilege was not revoked by the relevant government authorities. However, we were unable to confirm whether the Ministry of Finance will maintain the 15% tax rate in 2006.

Net income

Net income was RMB1,921.3 million in 2005, a significant decrease of 52.67% compared with RMB4,059.2 million in 2004.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Net sales

Total net sales increased by 33.6% to RMB 38,664.1 million in 2004 compared with RMB 28,942.7 million in 2003. In 2004, the price of our petrochemical products increased dramatically compared with 2003. The weighted average price of synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products for 2004 increased, resulting in the dramatic increase of our net sales compared with 2003.

(i) Synthetic fibers

Net sales of synthetic fiber products increased by 16.1% to RMB 4,751.8 million in 2004 compared with RMB 4,092.6 million in 2003, due to a 19.4% increase in their weighted average prices compared with 2003, while the sales volume of synthetic fibers decreased by 2.8% compared with 2003 as a result of decrease in the sales volume of certain synthetic fiber products other than acrylic fiber and industrial fiber. Compared with 2003, the weighted average price of polyester fiber, polyester industrial fiber, acrylic fiber and acrylic top increased by 18.4%, 14.6%, 18.0% and 17.8%, respectively. Net sales of synthetic fiber products account for 12.3% of our total net sales in 2004, a decrease of 1.9% compared with 2003.

(ii) Resins and plastics

Net sales of resins and plastics increased by 36.3% to RMB 12,086.0 million in 2004 as compared with RMB 8,864.3 million in 2003, which was attributable to a significant increase of 34.4% in the weighted average price of such products and a slight increase of 1.4% in sales volume. During this period, the average sales price of polyester pellet, PVA, polyethylene and polypropylene increased by 25.6%, 24.9%, 44.5% and 30.0%, respectively. The sales volume of polyester pellet, PVA and polyethylene increased by 9.9%, 5.0% and 1.5%, respectively, while the sales volume of polypropylene decreased slightly by 1.3%. Net sales of resins and plastics account for 31.3% of our total net sales in 2004, an increase of 0.6% compared with 2003.

(iii) Intermediate petrochemicals

Net sales of intermediate petrochemicals increased by 53.1% to RMB 5,896.6 million in 2004 as compared with RMB 3,851.3 million in 2003, due to a significant increase of 45.4% in the weighted average price of such products and a 5.3% increase in sales volume compared with 2003. Among our intermediate petrochemical products, the weighted average price of ethylene, pure benzol, ethylene glycol, butadiene and ethylene oxide increased by 74.6%, 76.4%, 42.2%, 26.2% and 35.7%, respectively, while the sales volume of major products decreased slightly, except for pure benzol and ethylene glycol, the sales volume of which increased by 6.7% and 11.3%, respectively. Net sales of intermediate petrochemicals account for 15.3% of our total net sales in 2004, an increase of 1.9% compared with 2003.

(iv) Petroleum products

Net sales of petroleum products increased by 26.8% to RMB 13,101.9 million in 2004 as compared with RMB 10,329.1 million in 2003, due to an increase of 21.2% in the weighted average price and 3.8% in sales volume of these products. The weighted average price of gasoline, diesel oil and jet fuel increased by 14.7%, 20.7% and 26.7%, respectively. The sales volume of gasoline and jet fuel decreased by 25.8% and 6.2%, respectively, while the sales volume of diesel oil increased by 13.4%. Net sales of petroleum products account for 33.9% of our total net sales in 2004, a decrease of 1.8% as compared with 2003.

(v) All others

Revenues from all other activities increased by 56.6% to RMB 2,827.8 million in 2004 compared with RMB 1,805.3 million in 2003.

Operating expenses

Operating expenses increased by 24.7% to RMB 34,377.4 million in 2004 compared with RMB 27,560.7 million in 2003. Compared with 2003, the operating expenses of synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products increased by 13.1%, 24.0%, 33.8% and 22.4% to RMB 4,527.6 million, RMB 10,267.8 million, RMB 4,390.8 million and RMB 12,705.8 million, respectively, primarily due to a significant increase in the price of crude oil which is our major raw material, and the increase in the volume of certain raw materials we purchased to meet our requirements for production and operation. We have strengthened the production and operation and closely controlled the consumption of raw materials and energy in the production process. As a result, operating profit of the four major segments shows improvement as compared with 2003.

(i) Synthetic fibers

Operating expenses increased by RMB 525 million, up by 13.1% as compared with 2003. The result was mainly due to the increase in the cost of PTA, a major raw material of the segment. The cost of PTA has increased by RMB414 million.

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

(iii) Intermediate petrochemicals

In 2004, the operating expenses increased by RMB 1,909 million, representing 33.8% increase compared with 2003. This was mainly due to the increase in crude oil price which is the major raw material of ethylene, benzene and butadiene.

(iv) Petroleum products

Operating expenses increased by RMB 2,323 million in 2004, up by 22.4% compared with 2003. The increase was principally due to the increase in price of crude oil. In 2004, the weighted average cost of crude oil was RMB 2,306 per ton, representing an increase of 24% compared with 2003.

(v) All others

The business activities of this segment mainly consist of sales of petrochemical products. The increase in operating expenses by RMB 871 million was mainly driven by the general increase in price of petrochemical products during the year.

Operating profit

Operating profit was RMB 5,025.2 million, a significant increase of 150.5% as compared with RMB 2,101.8 million in 2003, primarily due to the significant increase in net sales related to the increase in the weighted average price of our major products during the year, which offset the negative impact of a significant increase in the cost of crude oil.

(i) Synthetic fibers

Operating profit of synthetic fibers increased by RMB 138.1 million in 2004 as compared with 2003, mainly due to an increase in weighted average price of 19.4%. Such increase was mainly in line with market trends. In addition, in response to strong competition, we continued to improve the quality of our products and have been able to produce more differential synthetic products, which were sold at relatively higher sales prices.

(ii) Resins and plastics

Operating profit of resins and plastics increased by RMB 1,258.7 million in 2004 as compared with 2003, mainly due to an increase in sales price and an increase in demand for plastics materials and resins by various industries.

(iii) Intermediate petrochemicals

Operating profit of intermediate petrochemicals increased by RMB 534.5 million in 2004 compared with 2003, mainly due to a significant increase in sales price of the intermediate petrochemical products, especially for such products as ethylene, pure benzol, ethylene glycol, butadiene and ethylene oxide.

(iv) Petroleum products

Operating profit of petroleum products increased by RMB 534.5 million in 2004 as compared with 2003 mainly because the increase in sales prices for 2004 was greater than the increase in crude oil prices.

(v) All others

Operating profit of other activities increased by RMB 134.1 million in 2004 as compared with 2003.

Cost of sales

Cost of sales increased by 25.9% to RMB 33,223.6 million in 2004 compared with RMB 26,396.2 million in 2003, and accounted for 85.9% of the net sales for 2004. This increase was primarily due to a significant increase in the price of crude oil which is our major raw material, and the increase in the volume of certain intermediate raw materials we purchased to meet our requirements for production and operation. In 2004, we strengthened the management of production and operation, and closely controlled the consumption of raw materials and energy in the production process. These efforts, however, could not completely offset the significant increase in cost of sales due to these factors.

(i) Crude Oil

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

Total cost of crude oil processed by us in 2004 was RMB 19,615.6 million, an increase of 24.4% as compared with RMB 15,764.9 million in 2003, and accounted for 59.0% of the cost of sales. Reflecting substantial increases in the price of crude oil in the international market, the weighted average cost of crude oil for our Company was RMB 2,305.85 per ton in 2004, representing an increase of 25.5% as compared to the prior year. The weighted average cost of imported oil, offshore oil and Shengli oil was RMB 2,302, RMB 2,472 and RMB 1,702 per ton, respectively.

(ii) Other expenses

Expenses for other ancillary materials were RMB 6,091.6 million in 2004, an increase of 54.6% as compared with RMB 3,939.4 million in 2003 primarily due to an increase in the volume of intermediate petrochemicals, such as ethylene, ethylene glycol, propylene and polyvinyl alcohol, purchased during the year. Depreciation decreased slightly from RMB 1,850.0 million in 2003 to RMB 1,794.1 million in 2004. The decrease in depreciation was primarily due to the write-off or full depreciation of certain production equipment during 2004. Energy and power costs increased from RMB732.5 million in 2003 to RMB792.0 million in 2004 due to an increase in the price of coal and electricity. Labor and maintenance costs also increase from RMB 1,090.7 million and RMB 787.2 million in 2003 to RMB 1,172.4 million and RMB 920.5 million, respectively, in 2004.

Selling and administrative expenses

Selling and administrative expenses were RMB 408.1 million, a decrease of 8.2% compared with RMB 444.7 million in 2003, primarily due to our continued efforts in internal optimization, and improved efficiency in operations and management. For example, we have negotiated with some of our customers to have them bear more of the transportation costs increased in shipping our products.

Other operating income

Other operating income was RMB 277.0 million in 2004, an increase of 128.8% as compared with RMB 121.1 million in 2003, primarily due to an increase in income from gain on disposal of property, plant and equipment, services and investments.

Other operating expenses

Other operating expenses increased by 31.3% from RMB 216.4 million in 2003 to RMB 284.2 million in 2004, primarily due to the increase in employee reduction expenses by RMB 48.4 million during the year.

Net financing costs

Our net financing costs were RMB 292.0 million in 2004, a decrease of 25.5% as compared with RMB 392.0 million in 2003, which was primarily due to an increase in the percentage of total borrowings represented by our lower interest rate foreign currency loans and a reduction in our total amount of borrowings in 2004.

Income before income tax

Our income before income tax was RMB 4,696.2 million in 2004, an increase of 195.3% as compared with RMB 1,590.4 million in 2003.

Income tax

Our income tax increased by 339.1% to RMB 637.1 million in 2004 compared with RMB 145.1 million in 2003. This increase was primarily due to a substantial increase in gross income. In 2004, we were entitled to a tax refund of RMB 75.6 million in respect of the purchase of domestically manufactured equipment for technological improvement.

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

Net income

Net income was RMB 4,059.2 million in 2004, a significant increase of 180.9% as compared with RMB 1,445.3 million in 2003, mainly due to the significant increase in profit before tax.

B. Liquidity and Capital Resources.

Our primary sources of capital are operating cash flow and loans from unaffiliated banks. Our primary uses of capital are costs of goods sold, operating expenses and capital expenditures.

Capital Resources

Cash flows provided from operating activities

Net cash flow provided from operating activities was RMB 3,943.6 million in 2005, a decrease of RMB 646.1 million compared with RMB 4,589.7 million in 2004. The decrease was primarily due to a decrease in income before income tax, partly offset by the decrease in debtors, bills receivable and deposits at year end. Because the increase in costs of crude oil exceeded the increase in sales prices of various major products during 2005, income before income tax decreased by RMB 2,408.6 million from RMB 4,696.2 million in 2004 to RMB 2,287.6 million in 2005. With stricter credit controls implemented in 2005, the year-end balances of debtors, bills receivables and deposits decreased significantly, which led to an increase in operating cash inflow by RMB 1,170.9 million in 2005 (as compared with a decrease in cash inflow of RMB 515.0 million during the same period in the previous year). In addition, income tax payments decreased significantly due to a significant decrease in profit during the reporting period. In 2005, income tax payments led to a cash outflow of RMB 431.0 million (as compared with RMB 673.2 million cash outflow in 2004).

Net cash used in investing activities

Net cash outflow for investing activities decreased from RMB 2,340.6 million in 2004 to RMB 1,189.2 million in 2005, mainly representing lower cash outflows for capital expenditures of RMB 1,151.4 million compared with RMB 2,206.0 million in 2004.

Cash flows used in financing activities

Net cash outflow used in financing activities increased from RMB 2,399.0 million in 2004 to RMB 3,094.2 million in 2005, mainly representing the net repayment of loans of RMB 1,557.7 million and the payment of dividends of RMB 1,440 million.

Borrowings

Our borrowings as of December 31, 2005 amounted to RMB 5,404.0 million, a decrease of RMB 1,610.9 million compared with RMB 7,014.9 million as of December 31, 2004. Short-term borrowings were RMB 1,073.6 million as of December 31, 2005. Short-term borrowings were primarily used to meet our needs for working capital during the production and operation process. All such short-term borrowing carried floating interest rates and were denominated in Renminbi. Long-term borrowings were RMB 1,477.3 million in 2005, a decrease of RMB 537.3 million compared with RMB 2,014.6 million in 2004. Most of our long-term borrowings were used for capital expansion projects.

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

Debt-equity ratio

Our debt-equity ratio was 7.3% in 2005 compared to 9.9% in 2004. The ratio is computed as follows: (total long-term loans)/(total long-term loans + shareholders’ equity).

C. Research and Development, Patents and Licenses, etc.

We maintain a range of technology development units, including Petrochemical Research Institute, Fiber Research Institute and Technology Development Company, for research and development with respect to new technology, new products, production processes and equipment, downstream processing of petrochemical products, oil refining, chemical machinery, chemical technology, catalysts and environmental protection. Our research and development expenditures in 2003, 2004 and 2005 were RMB 101.2 million, RMB 74.7 million and RMB 79.5 million, respectively, representing approximately 0.3%, 0.2% and 0.2% of our total sales, respectively, in those years.

We are not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts or new production processes.

D. Trend Information

We believe that the ongoing global as well as domestic economic growth is set to provide the petrochemical industry with sound opportunities. According to the recent trends in the petrochemical market, the positive economic environment is expected to provide a stimulus for rapid growth in the demand for petrochemical products in 2006. Prices of major chemical products are generally rising, in tandem with the growth cycle of the petrochemical market. However, prices of domestic petrochemical products will also be subject to increased uncertainties and risks, such as the abolition of import quota for petroleum products for state-owned trading companies, continuous import tax reductions for certain types of petrochemical products and changes in state policies regarding export rebates that affect petroleum products. Cost of crude oil is however, expected to remain high, creating significant challenges on our ability to maintain profit margins for certain products. As for market competition, we believe that major international players are preparing to enter the Chinese market amid industry restructuring on a global basis. Apart from posing direct competition against us in petroleum and petrochemical products, these international companies are characterized by large-scale investments across different sectors, full vertical integration and streamlined organization. Domestic companies are expected to face intense competition from their international counterparts as the China market becomes increasingly internationalized. In terms of our production operation, our production capacity will remain by and large the same, but the completion and operation of the Ningbo-Shanghai-Nanjing oil pipeline will bring about fundamental changes in the crude oil supply for us and lower transportation costs.

E. Off-balance Sheet Arrangements

As of December 31, 2005, our contingent liabilities amounted to RMB 68.3 million in respect of guarantees issued to banks in favor of our associated companies and other unlisted investments, while such contingent liabilities as of December 31, 2004 were RMB101.9 million. Our guarantees issued to banks in favor of associated companies, other unlisted investments and subsidiaries are limited to the respective share in equity interest held by us. Please refer to Note 27(b) to our consolidated financial statements included in Item 18. Financial Statement for more detailed information on our guarantees and commitments.

F. Contractual Obligations and Commercial Commitments

The following table sets forth our obligations to make future payments under contracts effective as of December 31, 2005.

		As of December 31, 2005 Payment due by period
	Total (RMB’000)	Less than 1 year (RMB’000)	1-3 years (RMB’000)	4-5 years (RMB’000)	More than 5 years (RMB’000)

Contractual obligations
Short-term debt	2,553,537	2,553,537	—	—	—
Long-term debt	2,850,466	1,373,205	1,407,145	50,410	19,706

Total contractual obligations	5,404,003	3,926,742	1,407,145	50,410	19,706

Estimated future interest payments
Fixed rate	185,904	80,111	92,358	13,095	340
Variable rate	65,733	56,784	8,949	—	—

Total estimated future interest payments	251,637	136,895	101,307	13,095	340

Other commercial commitments
Capital commitment (note)	1,724,201	1,724,201	—	—	—
Total commercial commitments	1,724,201	1,724,201	—	—	—

Note: Capital	commitment refers to commitment for purchase of property, plant and equipment and investment.

G. Other Information

Employees

Our staff costs for 2005 were RMB1,168.5 million.

Capital Expenditures

In 2005, our capital expenditures amounted to RMB1,142.9 million, representing a decrease of RMB1,063.1 million as compared with RMB2,206.0 million in 2004. The expenditures in 2005 were for the following projects:

Project	Total Investment	Progress
	RMB’000
Renovation of No. 1 atmosphere and vacuum distillation facility	392,900	completed
400,000 tons/year PTA unit renovation	246,000	completed
12,000 tons/year terylene filament	198,000	completed
Material supply pipeline between Shanghai Petrochemical and SECCO	180,000	completed
Shanghai Petrochemical south-north key pipeline expansion	181,700	completed
380,000 tons/year glycol facilities	1,249,000	in progress
New diesel oil hydrogenation unit	528,000	in progress

Total	2,975,600

The estimated capital expenditure for 2006 is RMB 1,800 million, mainly for the construction of projects in progress such as the 380,000 tons per year ethylene glycol facility and the diesel oil plus hydrogen refining device, as well as preparatory works of other technological renovation projects.

Ethylene Joint Venture

Late in 2001, we established Secco, a Sino-foreign equity joint venture together with BP and Sinopec Corp. We own 20%, while BP and Sinopec Corp own 50% and 30%, of the equity interest of Secco, respectively. Secco’s total registered capital is US$901,440,964, of which we provided the Renminbi equivalent amount of US$ 180,287,952.

Purchase, Sale and Investment

Except as disclosed in this report, during the year 2005, we engaged in no material purchase or sale of our subsidiaries or associated companies or any other material investments.

Pledge of Assets

As of December 31, 2005, we have not pledged any of our property or equipment.

U.S. GAAP Reconciliation

The financial statements have been prepared in accordance with IFRS. IFRS vary in certain significant respects from U.S. GAAP. Information relating to the nature and effect of such differences is presented in Item 18. Financial Statements - Consolidated Financial Statements - Note 37.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management.

Changes of Directors, Supervisors and Executive Officers

At the Annual General Meeting held on June 28, 2005, Rong Guangdao was elected as Chairman and Du Chongjun was elected as Vice Chairman. Shi Wei was elected as an Executive Director. Lei Dianwu, Xiang Hanyin, Sun Chiping, Jiang Zhiquan and Zhou Yunnong were elected as Independent Directors and Wang Yanjun, Geng Limin and Yin Yongli were elected as supervisors. Lu Yiping, Liu Wenlong, Zhang Baojian, Gu Chuanxun, Wang Yongshou and Wang Xingyu retired by rotation as directors and Zhu Weiyan, Zhang Jianjun and Zhou Yunnong retired by rotation as supervisors. At the Annual General Meeting held on June 15, 2006, Li Honggen and Dai Jinbao were elected as Executive Directors and Gao Jinping was elected as Chairman of the Supervisory Committee.

The following table sets forth certain information concerning our directors, executive officers and members of our supervisory committee (“Supervisory Committee”). Except for Li Honggen and Dai Jinbao, who were elected as directors on June 15, 2006, Shi Wei, Lei Dianwu, Xiang Hanyin, Sun Chiping, Jiang Zhiquan and Zhou Yunnong, who were elected as directors on June 28, 2005 and Du Chongjun and Han Zhihao, who were elected as directors on June 18, 2004, all other directors were elected on June 18, 2002. Each will serve a term of three years or until such time as their respective successors are elected.

Name	Age	Position
Directors
Rong Guangdao	50	Chairman and President

Du Chongjun	51	Vice Chairman of the Board of Directors and Vice President

Han Zhihao	54	Director and Chief Financial Officer

Li Honggen	50	Director and Vice President

Dai Jinbao	50	Director

Shi Wei	46	Director and Vice President

Lei Dianwu	43	External Director

Xiang Hanyin	51	External Director

Chen Xinyuan	41	Independent Director

Sun Chiping	47	Independent Director

Jiang Zhiquan	55	Independent Director

Zhou Yunnong	63	Independent Director

Other Executive Officers
Zhang Jianping	43	Vice President

Yin Jihai	48	Vice President

Tang Chengjian	50	Vice President

Zhang Jingming	48	Secretary of the Company

Supervisory Committee
Gao Jinping	39	Chairman of the Supervisory Committee

Zhang Chenghua	50	Supervisor

Wang Yanjun	45	Supervisor

Geng Limin	51	External Supervisor

Lü Xiangyang	53	External Supervisor

Liu Xiangdong	53	Independent Supervisor

Yin Yongli	66	Independent Supervisor

Directors

Rong Guangdao, 50, is the Chairman and President of the Company. Mr. Rong joined the Complex in 1973 and has held various positions, including Deputy Director of the No.1 Chemical Plant and Deputy Director and Director of the Ethylene Plant. In April 1994, he was appointed Vice President of the Company and responsible for production and planning. In June 1995, he was elected as a Director of our Company. In October 2003, Mr. Rong was appointed the President of the Company. In May 2004, Mr. Rong was elected the Chairman of the China Jinshan Associated Trading Corporation. In June 2004, Mr. Rong was elected as Vice Chairman of the Board of Directors of our Company. Mr. Rong has many years of experience in organizing and directing large scale petrochemical production and human resource development. In 1985, Mr. Rong graduated from the Automated Instrument Department of the Shanghai Petrochemical College for Workers and Staff Members. In 1997, he obtained an MBA from China Europe International Business School. He is a senior engineer.

Du Chongjun, 51, is the Secretary of the Communist Party Committee and the Vice Chairman of the Company. He joined the Complex in 1974 and has held various positions, including General Manager, Secretary and Deputy Secretary of the Communist Party Committee of the Acrylic Fibre Plant of the Complex, General Manager and the Secretary of the Communist Party Committee of Shanghai Jinyang Acrylic Fibre Plant and General Manager of the Acrylic Business Division of our company. In May 1999, he became the Deputy Secretary of the Communist Party Committee and the Secretary of the Communist Party Discipline Supervisory Committee. From June 1999 to June 2004, he was the Chairman of the Supervisory Committee of the Company. In October 2003, he was appointed the Secretary of the Communist Party Committee. In June 2004, Mr. Du was appointed the Vice Chairman of the Board of Directors of the Company. Mr. Du has extensive experience in large scale enterprise operation, management and internal supervision. Mr. Du graduated in enterprise management from East China Institute of Chemical Technology in 1986. In 1999, Mr. Du graduated in computer application management from Shanghai Second Polytechnic University. He is a senior economist.

Han Zhihao, 54, is an Executive Director and the Chief Financial Officer of the Company. Mr. Han joined the Complex in 1976 and has held various positions including Deputy Director of the Vehicle Transportation Department, Deputy Director and Director of the Finance Department of the Complex, Director of the Finance Department and Deputy Chief Accountant of our Company. In 1998, he became Chief Accountant of our Company. In October 2003, he became our Chief Financial Officer. In June 2004, he was elected to serve as one of our Directors. He graduated from Shanghai University of Finance and Economics with a major in financing and accounting (self studies) in 1990. He obtained an MBA from East China University of Science and Technology - University of Canberra in Australia in 2002. Mr. Han is a senior accountant.

Li Honggen, 50, is an Executive Director and Vice President of the Company. Mr. Li joined the Complex in 1973 and has held various positions including Deputy Director of No. 1 Chemical Plant of the Company, Deputy Director and Director of the Ethylene Plant of the Company and Deputy Manager and Manager of the Refining and Chemical Division of the Company. In August 2000, he was appointed as Vice President of Shanghai Chemical Industrial Park Development Company Limited. In August 2002, he became Vice President of the Company. Mr. Li graduated from East China University of Science and Technology in 1998. He is an engineer.

Dai Jinbao, 50, is an Executive Director and a Deputy Secretary of the Communist Party Committee of the Company’s Refining and Chemical Division and Chairman of the Labor Union. Mr. Dai joined the Complex in November 1973 and was Deputy Director of No.1 Chemical Plant of the Company. In December 1997, he was appointed as Director of ethylene joint production facilities of No.1 Refining and Chemical Division of the Company. In May 2003, he was appointed as Chairman of the Labor Union of the Company’s Refining and Chemical Division. Mr. Dai graduated from the Shanghai Second Polytechnic University majoring in business management. He is a certified engineer.

Shi Wei, 46, is an Executive Director and Vice President of the Company. Mr. Shi joined the Complex in 1982 and was appointed as Assistant to the Manager of the Refining and Chemical Division in May 1996, Deputy Manager of Refining and Chemical Division in October 1997, Manager of the Environment Protection Division of the Company in March 1999, Secretary of the Communist Party Committee of the Refining and Chemical Division in April 2001, Manager of the Refining and Chemical Division in July 2002, and Vice President of the Company in October 2003. Mr. Shi graduated from the Eastern China Petrochemical Institute specializing in oil refinery engineering in 1982, and completed the postgraduate course on business administration in Eastern China University of Science and Technology in 1998. He is a qualified senior engineer.

External Directors

Lei Dianwu, 43, is currently the Director of the Department of Development and Planning of Sinopec Corp. Since June 2005, he has served as an External Director of the Company. Mr. Lei, previously served as the Vice Division Chief of Overall Planning Department of Yangzi Petrochemical Company Limited, the Head of the Affairs Office of the Yangzi Petrochemical joint venture, the Deputy General Manager and General Manager of Production Department of Yangzi-BASF Styrenics Co., Ltd.; the Deputy General Manager and Deputy Division Chief of the Co-operation Office of Yangzi Petrochemical Company Ltd.; the Division Chief of Planning and Development Department of China Donglian Petrochemical Company Ltd.; the Deputy General Manager of Yangzi Petrochemical Company Ltd.; the Deputy Division Chief of the Development and Planning Department of Sinopec Corp. As of March 2001, Mr. Lei became the Division Chief of Department of Development and Planning of Sinopec Corp. In 1984, Mr. Lei has extensive experience in enterprise planning and investment development management. Mr. Lei graduated from Huadong Petroleum Institute, specializing in organic chemistry. He is a qualified senior engineer.

Xiang Hanyin, 51, is currently the Deputy Division Chief of Chemistry Industry Department of Sinopec Corp. He became an External Director of the Company in June 2005. Beginning his career in February 1982, Mr. Xiang has served in various positions including as Vice Chairman of Yizheng Chemical Fiber Company and Chairman of the Chemical Factory of Yizheng Chemical Fiber Corporation Ltd. In February 2000, Mr. Xiang was appointed as the Deputy Division Chief of the Chemistry Industry Department of Sinopec Corp. Mr. Xiang has extensive experience in chemistry enterprise production and operation management. He graduated from Nanjing Institute of Chemical Technology, specializing in basic organic chemical technology in 1982 and completed his postgraduate studies on enterprise administration in Nanjing University in 2000. He is a qualified senior engineer.

Independent Directors

Chen Xinyuan, 41, currently the Dean and Professor of the College of Accounting of the Shanghai University of Finance and Economics, was elected as an Independent Director of our company in June 2003. Between June 2000 and June 2003, he was an Independent Supervisor of our company. After graduation from the Accounting Faculty of Hangzhou College of Commerce in July 1985, Mr. Chen undertook graduate studies at the Accounting Faculty of Shanghai University of Finance and Economics. He commenced his doctoral studies in accounting while teaching and received his doctorate in June 1994. He has been a tutor to doctoral students since December 1998. Mr. Chen has also studied in West Germany for one year. He is very familiar with financial accounting, given his experience in the academic aspects of accounting and notable achievements in accounting research. He is also experienced in business management.

Sun Chiping, 47, currently the Head of Shanghai branch of the Industry and Commercial Bank of China and the Secretary of the Communist Party Committee, was elected as an Independent Director of our company in June 2005. Mr. Sun began his banking career March 1979 and has served in various positions including as an accountant; the Deputy Division Chief of Huangpu, Jingan sub-branch of Shanghai branch of People’s Bank of China; the Vice Secretary of the Communist Party Committee of Industry and Commercial Bank of China Shanghai branch; Deputy Chief, Head, Vice Secretary of the Communist Party Committee of Xuhui sub-branch of Shanghai branch of Industry and Commercial Bank of China; General Manager of the International Business Department of Industry and Commercial Bank of China Shanghai branch; Assistant Head and General Manager of the International Business Department of Industry and Commercial Bank of China Shanghai branch, and Vice Head of the Industry and Commercial Bank of China Shanghai branch. He has also previously served as Vice Head, Head and Secretary of the Communist Party Committee of Industry and Commercial Bank of China Guangdong branch. Mr. Sun graduated from Shanghai Finance and Economy University, specializing in finance. He obtained a master degree in economics and an MBA from the Shanghai Finance and Economy University, Hong Kong/Fudan University MBA program. He has extensive experience in banking and finance and is a senior economist.

Jiang Zhiquan, 55, currently a Secretary of the Communist Party Committee and chairman of the Shanghai Jiangong Group, was elected as an Independent Director of our company in June 2005. Mr. Jiang began his career in December 1968 and has served in various positions including Deputy Division Chief of Shanghai Jiangong Bureau; General Manager of Shanghai No. 4 Construction Company; Vice Secretary of the Communist Party Committee of Shanghai Construction and Engineering Management Bureau; Vice Secretary of the Communist Party Committee; Vice Chairman and General Manager of Shanghai Jiangong Group; and Secretary of the Communist Party Committee and Chairman of Shanghai Jiangong Group. Mr. Jiang has extensive experience in business strategy and management of large group companies. Mr. Jiang graduated with an MBA from the Hong Kong/Fudan University MBA program. He is a senior economist.

Zhou Yunnong, 63, is a former Governor of Shanghai Jinshan District and Member of the Leaders Group of Shanghai Chemical and Industrial Park. He currently serves as a Senior Advisor of Jinshan Industrial Investment and Development Company. In August 1964, Mr. Zhou graduated from Huadong Normal University majoring in radio. He joined the Complex in October 1972, and was appointed the Vice President of the Complex in August 1984. From June 1989 to August 1991, Mr. Zhou served as Deputy Director of the Human Resource Department of Sinopec. In August 1991, Mr. Zhou was appointed as the Deputy Secretary of Communist Party Committee of the Complex, and appointed as the Vice President of the Complex in March 1992. From July 1993 to April 1994, Mr. Zhou served as a vice president in charge of administration and human resources for our company. In April 1994, Mr. Zhou was appointed the Secretary of the Communist Party Committee of JI. He served as Governor to Jinshan District of Shanghai from May 1997 to November 1999. Mr. Zhou has the title of senior engineer and he has rich experience in business management.

Supervisory Committee

The Company has a Supervisory Committee whose primary duty is to supervise senior management of the Company that includes the Board of Directors, managers and senior officers. The function of the Supervisory Committee is to ensure that senior management of the Company act in the interests of the Company, its shareholders and employees and in compliance with PRC law. The Supervisory Committee reports to the shareholders in the general meeting. The Articles of Association provide the Supervisory Committee with the right to investigate the business and the financial affairs of the Company and to convene shareholder’s meetings from time to time. The Supervisory Committee currently comprises of seven members, two of whom are employee representatives and five of whom are external supervisors, including two independent supervisors.

Gao Jinping, 39, serves as a Deputy Secretary of the Communist Party Committee and Chairman of the Trade Union of the Company. Mr. Gao joined the Complex in 1990 and has held various positions including Deputy Secretary of the Communist Youth League, Deputy Secretary of the Communist Party Committee of the Experimental Plant and Petrochemical Business Department of the Company and the Director of the Propaganda Division of our company. In May 2003, Mr. Gao was appointed as Deputy Secretary of the Communist Party Committee and Chairman of the Trade Union of the Company. In June 2004, Mr. Gao was elected as Director of our company. Mr. Gao graduated from the Food Processing Faculty of Shanghai Aquatic Products University with a major in cooling and cold storage technology and obtained a bachelor’s degree in engineering in July 1990. In 2001, he completed his post-graduate industrial economics studies at Shanghai Academy of Social Sciences. He has a senior professional technical qualification.

Zhang Chenghua, 50, is a Deputy Secretary of the Communist Party Discipline Supervisory Committee and the Director of the Supervision Office. He joined the Complex in 1974 and held various positions, including a Deputy Secretary of the Communist Party Committee and the Secretary of the Communist Party Discipline Supervisory Committee, as well as Chairman of the Trade Union of the Thermoelectricity Plant of the Complex (subsequently known as the Thermoelectricity Plant of Shanghai Petrochemical Company Limited). Mr. Zhang has rich experience in management of enterprises and trade unions. In January 1999, Mr. Zhang graduated from Shanghai Municipal Communist Party School with a specialization in Communist Party political management. He also finished postgraduate study of industrial economy in Shanghai Social Science Academy in June 2001. He is a qualified engineer.

Wang Yanjun, 45, currently serves as a supervisor and Vice-Chairperson of the labor union of our company. Ms. Wang joined our company in July 1982. She was appointed as Chairperson of the labor union of Shanghai Petrochemical Plastics Company in January 1999; was appointed as Chairperson of the labor union of Chemical Department of our company in June 2002 and appointed as a Secretary of the Communist Party Committee and Chairperson of the labor union of Chemical Department of our company in July 2004. She was elected to serve as an Independent Director of our company in June 2005. Ms. Wang graduated from East China University of Science and Technology specializing in organic chemistry in July 1982 and completed her postgraduate studies in the Shanghai Academy of Social Sciences MBA program in 2001. Ms. Wang has a senior professional technical qualification.

External Supervisors

Lü Xiangyang, 54, is a Vice Director of the Auditing Bureau of Sinopec Group and was appointed our Supervisor in June 2002. He joined Qianguo Oil Refinery in 1970 and had held various positions there, including Deputy Director and Director of the Financial Department. He has served as the Deputy Director of the Production Auditing Division of the Auditing Department of Sinopec since 1992 and served as the Deputy Director of the Auditing Bureau of Sinopec and Sinopec Group since 1997. Mr. Lü had also held positions as the Director of Production Auditing Department and Deputy Manager of Sinopec Huxia Auditing Company. He has rich experience in management in the fields of finance and auditing. He graduated in 1985 from the Xi’an College of Petroleum Industry and has the title of accountant.

Geng Limin, 51, is currently Vice Head of the Department of Supervision of Sinopec, Sinopec Group and Sinopec Corp. He was appointed as an Independent Director of our company in June 2005. Mr. Geng started his career in 1971 and has held the positions of Deputy Division Chief of the Human Resources and Education Departments of Sinopec and Division Chief of the Human Resources and Education Departments of Sinopec Group. Mr. Geng graduated from Daqing Employee’s College in 1981, specializing in English in 1981 and completed his postgraduate studies in law from Beijing Renwen University. He is a qualified translator.

Independent Supervisors

Liu Xiangdong, 54, is currently the President of Zhengda International Finance Corporation. He was appointed our independent supervisor in June 2000. Mr. Liu has held the positions of planning and credit officer and deputy head and head of the credit division of several banks. He has also been Deputy Chief and Chief of the Planning Department of the Industrial and Commercial Bank of China, Shanghai Branch. He became Chief Economist and concurrently the Director of the Planning Division of the Industrial and Commercial Bank of China, Shanghai Branch in August 1996. He has been Deputy Director of the Industrial and Commercial Bank of China, Shanghai Branch since October 1997, and began to serve as General Manager of the Investment Bank Division of the Industrial and Commercial Bank of China from June 2002. Mr. Liu is a veteran in the banking sector with extensive experience in management and other practical aspects of the business. He holds a master’s degree in economics and the title of senior economist.

Yin Yongli, 66, is currently the Chairman of Tianhua Accounting Firm. He was appointed as an Independent Director of our company in June 2005. Mr. Yin has acted as Deputy Division Chief, Division Chief of Shandong Sheli Refinery Oil Company, Deputy Chief Financial Officer of Qilu Petrochemical Company, Chief Financial Officer of Sinopec, Chief Financial Officer and Deputy Chief of the Accounting Department of Sinopec and Assistant Manager of Shihua Auditing Firm. He was appointed as Chairman of Zhong Rui Hua Heng Accounting Firm in September 2001, Chairman of Hua Zheng Accounting Firm in June 2004 and Chairman of Tianhua Accounting Firm in June 2005. Mr. Yin has extensive financing and auditing experience. He graduated from the Shandong College of Finance and Economics in 1964 and holds the title of senior accountant and CPA.

Senior Management

Yin Jihai, 48, is a Vice President of our Company. Mr. Yin joined the Complex in 1984 and has held various positions, including Assistant to the General Manager and the Deputy General Manager and the General Manager of the Sales Company. Mr. Yin became the Director of the Market Division of the Company in 1999. He was appointed the Vice President of the Company in December 2001. In May 2004, He began to concurrently serve as Vice Chairman of China Jinshan Joint Trade Co., Ltd. and Hong Kong Jinrun Petrochemical Co., Ltd. Mr. Yin graduated from Shanghai University of Finance and Economics specializing in trade and economics in 1984. He obtained a master degree from the China Europe International Business School in 2001. He is a qualified engineer.

Zhang Jianping, 43, is a Vice President of the company. He joined the Complex in 1987, and successively held the positions of Vice Chief Engineer of Oil Refining Chemical Department Arene Factory, Vice Director of the Plastic Factory, Deputy Manager of Plastics Department of Shanghai Petrochemical, Director of the Chemical Institute, Director of Production Department of Shanghai Petrochemical. In February 2002, he became the assistant to the President of our company and Director of Production Department. In July 2004, he was appointed Vice President of our company. Mr. Zhang graduated from East China Chemical Institute specializing in Petroleum Refinery and received a Master’s Degree in Petroleum Processing from the same school in 1987. He is a qualified senior engineer.

Tang Chengjian, 50, is a Vice President of our company. He joined the Complex in 1974, and successively held the positions of Deputy Secretary of Communist Party Committee, Trade Union Director, Deputy Director and Director of Thermal Power Factory at the Complex. He was appointed the Vice President of our company in July 2004. Mr. Tang graduated from Shanghai Power Technology School with a specialization in power plant steam turbines; received a graduate diploma from Shanghai Power College in power plant and power systems; received a bachelor degree from Shanghai No. 2 Industry University in project management; and a MBA from China Europe International Industrial and Commercial Institute in 2001. He is a qualified engineer.

Zhang Jingming, 48, is the Secretary of the Board, General Legal Counsel, the Director of the Secretariat Office to our Board of Directors and Director of Strategy Research Office of our company. Mr. Zhang joined the Complex in 1978. Mr. Zhang has held various positions including Project Manager and Deputy Director of the International Department and our representative in Hong Kong. Mr. Zhang is fluent in English with special expertise in interpretation and translation of petrochemical engineering documents. Mr. Zhang participated in the technology exchange, agreement negotiation, project construction and technical trainings of the Complex’s Phase II & III projects. He is experienced in communication with foreigners and introduction of enterprise to others. In 1995, Mr. Zhang received an MBA from the University of Hull in the UK. He is a qualified senior economist.

B. Compensation.

The aggregate amount of cash compensation we paid to our directors, supervisors and executive officers during the year ended December 31, 2005 was approximately RMB3.52 million (US$0.44 million). In addition, directors and supervisors who are also officers or employees receive certain other benefits-in-kind, such as subsidized or free health care services, housing and transportation, which large Chinese enterprises customarily provide to their employees. No benefits are payable to members of the board or the execution officers upon termination of their relationship with us.

In 2005, the aggregate emoluments of our three highest paid directors were RMB829,000 (US$102,724), and the aggregate emoluments of our three highest paid executive officers were RMB782,000 (US$96,900). In 2005, our independent directors received allowance in the amount of RMB160,000 (US$19,826). The directors and supervisors who did not receive any emoluments or allowance from us in 2005 were Lei Dianwu, Xiang Hanyin, Geng Limin, Zhang Jianjun, Lü Xiangyang, Liu Xiangdong and Yin Yongli. In 2005, the number of directors, supervisors or executive officers that received emoluments between RMB100,000 (US$12,391) and RMB200,000 (US$24,783) and between RMB200,000 (US$24,783) and RMB300,000 (US$37,174) were 4 and 11, respectively.

C. Board Practices.

Board of Directors

Except for Li Honggen and Dai Jinbao, who were elected as directors on June 15, 2006, Shi Wei, Lei Dianwu, Xiang Hanyin, Sun Chiping, Jiang Zhiquan and Zhou Yunnong who were appointed on June 28, 2005 and Du Chongjun, Han Zhihao, Wu Haijun and Gao Jinping who were appointed on June 18, 2004, all of our current directors were elected on June 18, 2002 and each will serve a term of three years or until such time as their respective successors are elected. None of our directors or supervisors have entered into any service contract with us or any of our subsidiaries providing for benefits upon termination of appointment or employment.

Supervisory Committee

The Supervisory Committee is responsible for supervising our directors and senior officers and preventing them from abusing their positions and powers or infringing upon the rights and interests of our company or those of our shareholders or employees. The Supervisory Committee has no power to overturn the decisions or actions of our directors or officers and may only urge them to correct any acts that are harmful to our interests or the interests of our shareholders or employees. The Supervisory Committee is currently composed of seven members appointed for a three year term. Supervisory Committee members have the right to attend meetings of our board of directors, inspect our financial affairs and perform other supervisory functions.

Audit Committee

Pursuant to Paragraph 14 of the Code of Best Practices set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Ltd, we formed an audit committee on June 15, 1999 which consists of three directors. The current members are Chen Xinyuan, Zhou Yunnong and Sun Chiping. The principal duty of the audit committee is to review and supervise our financial reporting process and internal controls. The members of the audit committee will hold office for the same term as their directorships.

Remuneration Committee

We formed a remuneration committee on December 25, 2001 which consists of three directors. The current members are Gao Jinping, Chen Xinyuan and Zhou Yunnong. The key responsibility of the Remuneration Committee is to formulate and review the remuneration policy and plan for the directors and executive officers, formulate the standards for evaluation of the directors and executive officers and conduct such evaluations.

Summary Corporate Governance Differences

There are significant differences between our corporate governance practices and those of U.S. issuers listed on the New York Stock Exchange. Pursuant to Section 303A.11 of the NYSE listing Manual, we have disclosed certain of these differences on our website at www.spc.com.cn/enspc/spc/newsroomlook.php?Did=1650&cid=69dD1ev=5.

D. Employees.

As of December 31, 2005, we had 25,481 employees.

The following table shows the approximate number of employees we had at the end of our last three years by the principal business function they performed:

	December 31,
	2005	2004	2003
Management	2,004	2,395	2,751
Engineers, technicians and factory personnel	16,427	20,343	22,423
Accounting, marketing and other	7,050	5,713	5,834

Total	25,481	28,451	31,008

Approximately 25.5% of our work force graduated from university or technical colleges. In addition, we offer our employees opportunities for education and training based upon our development and the individual performance of each employee.

We have completed implementing a system of labor contracts. The contract system imposes discipline, provides incentives to adopt better work habits and gives us greater management control over our work force. We believe that by linking remuneration to productivity, the contract system has also improved employee morale. As of December 31, 2005, almost all of the work force was employed pursuant to labor contracts which specify the employee’s position, responsibilities, remuneration and grounds for termination. The contracts generally have terms of five years and may be renewed with the agreement of both parties. The personnel who have worked in SPC for over ten years may enter into labor contracts with an indefinite term. Since 2000, we have reduced our workforce by over 10,000.

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

Total remuneration of our employees includes salary and bonuses. Employees also receive certain benefits in terms of housing, education and health services that we subsidize, and other miscellaneous subsidies. In 2005, we paid RMB1,168 million in employment costs.

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

E. Share Ownership.

The following table shows the ownership interests of our Directors, Supervisors and senior officers in our shares as of June 28, 2006. All shares indicated are A shares and are directly owned by the relevant persons. In each case, they represent less than 1% of the outstanding A shares. No change in shareholdings occurred. Except as disclosed below, none of the Directors, Supervisors or senior officers or their affiliates had any other beneficial interest in our issued share capital in 2005.

Name	Position	Shares held at December 31, 2005
Rong Guangdao	Chairman and President	3,600
Du Chongjun	Vice Chairman	1,000
Han Zhihao	Director and Chief Financial Officer	0
Li Honggen	Director and Vice President	0
Dai Jinbao	Director	0
Shi Wei	Director and Vice President	0
Lei Dianwu	External Director	0
Xiang Hanyin	External Director	0
Sun Chiping	Independent Director	0
Jiang Zhiquan	Independent Director	0
Zhou Yunnong	Independent Director	0
Chen Xinyuan	Independent Director	0
Gao Jinping	Chairman of Supervisory Committee	0
Zhang Chenghua	Supervisor	0
Wang Yanjun	Supervisor	0
Geng Limin	External Supervisor	0
Lü Xiangyang	External Supervisor	0
Liu Xiangdong	Independent Supervisor	0
Yin Yongli	Independent Supervisor	0
Yin Jihai	Vice President	0
Zhang Jianping	Vice President	0
Tang Chengjian	Vice President	0
Zhang Jingming	Company Secretary	0

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

The table below sets forth information regarding ownership of our capital stock as of May 31, 2006 by (i) all persons who we know own more than five percent of our capital stock and (ii) our officers and directors as a group. We are not aware that any such shareholder had voting rights different from those of our other shareholders.

Title of Class	Identity of Person or Group	Number of Shares Held	Percent of Total Share Capital
Domestic Shares	China Petroleum & Chemical Corporation (1)	4,000,000,000	55.56%
H Shares	HKSCC nominees Ltd.	1,923,859,401	26.72%
A Shares	Directors and Officers	14,800	less than 1%

(1).	This company is controlled by China Petrochemical Corporation which is itself controlled by the Chinese government.

As of May 31, 2006, a total of 2,330,000,000 H Shares were outstanding. As of May 31, 2006, a total of 2,543,445 ADSs, representing the equivalent of 254,344,500 H Shares, were outstanding and held by 65 holders of record. A total of 720,000,000 A Shares were outstanding on May 31, 2006.

To the best of our knowledge, except as disclosed above, we are not directly or indirectly controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

We are not aware of any arrangement that may at a subsequent date result in a change of control of our company.

B. Related Party Transactions.

Intercompany service agreements

Prior to its restructuring, JI provided machinery, maintenance, transportation, medical care, technical training and other services to us, and we provided public utility services, such as water, electricity and steam, to JI. Following the restructuring of JI in August 1997 and the transfer of some of its subsidiaries to Sinopec and rest of its subsidiaries to Shanghai Jinshan District, the services agreement between us and JI was terminated. In March 1998, we entered into a new services agreement with Sinopec to replace the terminated services agreement. The new services agreement contains the same terms and conditions as those contained in the previous services agreement and the services are to be provided either at market prices or prices set by governmental authorities. Those services are currently provided by Sinopec Group. See Item 4A. Information on the Company – History.

In August 1997, we entered into a three-year agreement (the “Agreement”) with Sinopec for the management of six subsidiaries (the “Subsidiaries”) formerly held under and managed by JI and which provided services and products to us as required by the previous services agreement between us and JI. Following the restructuring of JI in August 1997, the Subsidiaries became subsidiaries of Sinopec and are now directly controlled by Sinopec Group. Under the Agreement, we have agreed to manage the production, operation and labor and employment matters of the Subsidiaries. We estimate the total management fee we receive, which is calculated on a cost basis, to be approximately RMB500,000 (US$60,406) to RMB600,000 (US$72,487) each year. We deduct these fees from the amounts payable to the Subsidiaries for their provision of services and products to us pursuant to the new services agreement referred to above.

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

Upon approval and authorization by the 2004 Extraordinary General Meeting held on June 28, 2005, we entered into a Sales and Purchases Framework Agreement with Sinopec Corp and a Comprehensive Services Framework Agreement with Sinopec. Under the Sales and Purchases Framework Agreement, we purchase raw materials from and sell petroleum products and petrochemicals to Sinopec Corp and its associates. Under the Comprehensive Services Framework Agreement, we will accept transportation, design, construction and installation, insurance agency and financial services provided by Sinopec Corp and its associates. The directors, including each of the independent non-executive directors confirm that these continuing connected transactions were conducted in accordance with the terms of Sales and Purchases Framework Agreement and the Comprehensive Services Framework Agreement throughout 2005. At the 2005 Extraordinary General Meeting held on June 28, 2005 and the 2005 Second Extraordinary General Meeting held on December 30, 2005, our shareholders approved certain caps on the annual transaction values of certain on-going connected transactions for the years ended December 31, 2005, December 31, 2006 and December 31, 2007 were also approved. The directors, including each of the independent non-executive directors confirm that such continuing a connected transaction values did not exceed the caps so approved.

On August 25, 2005, the petrochemical products agency sales contract with Sinopec Corp was considered and approved at the second meeting of the fifth session of the Board. Pursuant to the contract, we appoint Sinopec Corp as a non-exclusive sales agent for the sales of synthetic resins, synthetic fibers, synthetic fiber monomers and polymers, organic petrochemical products and by-products from ethylene cracking and aromatic plants and other substandard products related to the above five products.

The purchases by us of crude oil-related materials from and sales of petroleum products by us to Sinopec Corp and its associates were conducted in accordance with the State’s relevant policy and applicable State tariffs or State guidance prices. As long as the State does not lift its control over purchases of crude oil, sales of petroleum products and pricing thereof, such connected transactions will continue to occur. We sell petrochemicals to Sinopec Corp and its associates and Sinopec Corp and its associates act as agents for the sale of petrochemicals in order to reduce our inventories, expand their trading, distribution and sales networks and improve our bargaining power with our customers. We accept transportation, design, construction and installation, insurance agency and financial services from Sinopec and its associates in order to secure steady and reliable services at reasonable prices.

Type of transactions	Related parties	Amount	Unit: RMB’000 Percentage of total amount of the type of transaction
			(%)
Income from sale of products and services	Sinopec Huadong Sales Company	15,855,347	34.54
	Other subsidiaries	4,213,399	9.18
Purchases	Sinopec Transport and Storage Company	20,435,961	48.74
	Sinopec United Petroleum & Chemicals Co., Ltd.	5,020,417	11.97
	China Petrochemical International Co., Ltd.	1,724,362	4.11
Installation fees	Sinopec and its subsidiaries	183,191	42.73
Transportation costs	Sinopec Transport and Storage Company	364,019	66.36
	Other	51,478	9.38

This includes: an amount of RMB20,068,746,000 for the connected transactions in respect of the sale of products or the provision of labor services to the controlling shareholder and its subsidiaries by the listed company during the reporting period.

Other related party transactions

We signed an agreement on December 30, 2005 to transfer our 2% equity interest in Sinopec Finance to Sinopec Corp for a purchase price of RMB82,000,000. In accordance with the payment terms of the agreement, we were paid the consideration on February 28, 2006.

We paid an amount of RMB164,763,000 to Sinopec Corp and its subsidiary which consisted of equipment pre-payments and progress payments for the 380,000 tons per year glycol project and the long-cycle facility of the 3,300,000 tons per year diesel hydrogenization project. Both facilities will be delivered during the first half of 2006.

We transferred 12.67% of our equity interest in China Jin Shan United Trading Co., Ltd., to China Petrochemical International Co., Ltd., a wholly-owned subsidiary of our controlling shareholder, Sinopec Corp, for a purchase price of RMB10,000,000. RMB3,140,116 in gain was generated from the transaction. The pricing principle was based on a value appraised by a qualified asset appraiser independent to us and China Petrochemical International Co., Ltd. The face value of such portion of assets amounted to RMB6,859,883.70 and its assessed value amounted to RMB9,999,300.00. The transaction represented an opportunity for China Petrochemical International Co., Ltd. to increase its sales of products by expanding its trading, distribution and marketing network.

We transferred our land use rights in land covering an area of 690,000 sq. meters located at Zhusimen, Nanao Village, Cezi Township, Dinghai District, Zhoushan Municipality, Zhejiang Province, to China Petrochemical Corporation Pipelines Transportation Co., a branch company of our controlling shareholder, Sinopec Corp, at a consideration of RMB62,741,700. RMB36,815,994 in gain was generated from the transaction. The pricing principle was based on a value appraised by a qualified property appraiser that was independent to both us and China Petrochemical Corporation Pipelines Transportation Co. The face value of such portion of assets amounted to RMB21,795,807 and its assessed value amounted to RMB62,741,700. We were of the view that the disposal of the surplus land generated immediate working capital to us. The discrepancy between the face value and the assessed value was due to the increase in property valuation.

Ethylene joint venture

Late in 2001, we established Secco, a Sino-foreign equity joint venture, together with BP and Sinopec Corp. We own a 20% interest in Secco, while BP and Sinopec Corp own 50% and 30% interests in Secco, respectively. Secco was established to build and operate a 900,000 ton Rated Capacity ethylene petrochemical manufacturing facility to manufacture and market ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatics and by-products; provide related after-sales services and technical advice with respect to such petrochemical products and by products; and engage in polymers application development. Secco completed construction in 2005. Secco’s total registered capital is US$901,440,964, of which we provided the Renminbi equivalent of US$180,287,952.

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

Transactions with Sinopec Corp – The HKSE has confirmed that transactions with Sinopec Corp or its associates which were previously carried out with Sinopec and its associates and were covered by the waivers, continue to be exempt following the reorganization of Sinopec on the basis that there is no change in our ultimate controlling shareholder, provided that we satisfy the following conditions (such transactions will include transactions with Sinopec Group since Sinopec Group is the controlling company of Sinopec Corp):

•	we disclose details of the transactions to shareholders in our next HK Annual Report,

•	our independent non-executive directors certify in our next HK Annual Report that the transactions have been entered into (1) in the ordinary course of business of the relevant companies, (2) on normal commercial terms or on terms that are fair and reasonable so far as our shareholders are concerned and (3) the transactions have been entered into either in accordance with the terms of the agreement governing them or, where there is no such agreement, on terms no less favorable than terms available to third parties, and

•	our auditors review the transactions each year.

If, however, disclosure of any such transactions is necessary to enable investors to appraise our position or to avoid the establishment of a fraudulent market in our shares or if such transactions may have any material effect on the trading of our shares on the HKSE, we are required to disclose the relevant transaction to the HKSE as soon as practicable. The expression “ordinary course of business” will be determined in the context of the actual business of the relevant company and the expression “normal commercial terms” will be applied by reference to transactions of a similar nature and to be made by similar entities within China or, in the absence of available comparison, by reference to our history and pattern of dealings. Please also see Note 29 to our consolidated financial statements included in Item 18. Financial Statements.

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

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

Please see Item 18. Financial Statements for our audited consolidated financial statements filed as part of this annual report.

Export Sales

In 2005, export sales accounted for RMB86 million (US$10.7 million) or 0.19% of our total net sales.

Litigation

Neither we nor any of our subsidiaries is a party to, nor is any of our or their property the subject of any legal or arbitration proceedings which may have significant effects on our financial position or profitability. We are not aware of any litigation or arbitration proceedings in which any of our directors, any member of our senior management or any of our affiliates is an adverse party or has a material adverse interest.

Dividend Policy

Our board of directors may propose dividend distributions subject to the approval of the shareholders. The Articles of Association also provide that, unless the shareholders otherwise resolve, our board of directors is authorized in advance to distribute interim dividends each year of up to 50% of our distributable profits. Shareholders receive dividends in proportion to their shareholdings.

The Articles of Association require that cash dividends and other distributions in respect of H shares be declared in Renminbi and paid by us in Hong Kong dollars while cash dividends and other distributions in respect of our H shares be paid in Renminbi. If we record no profit for the year, we may not distribute dividends in such year.

We expect to continue to pay dividends, although there can be no assurance as to the particular amounts that might be paid from year to year. Payment of future dividends will depend upon our revenue, financial condition, future earnings and other factors. See Item 5. Operating and Financial Review and Prospects and Item 3. Key Information – Selected Financial Data – Dividends.

B. Significant Changes.

No significant change has occurred since the date of the financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING.

A. Offer and Listing Details

Set forth below is certain market information relating to our H Shares, ADSs and A Shares for the periods indicated.

	Price per H Share		Price per ADS		Price per A Share
	(HK$)		(US$)		(RMB)
	High	Low	High	Low	High	Low
2001	1.35	0.52	17.15	7.00	5.52	3.50

2002	1.28	0.69	15.61	8.74	4.46	2.80

2003	3.45	1.70	46.26	14.35	6.02	3.07

2004	4.07	1.86	53.90	24.30	8.15	4.37

2005	3.58	2.25	45.20	29.55	5.07	3.11

2004
First Quarter	3.92	2.90	50.70	37.41	8.15	5.82
Second Quarter	4.07	1.86	53.90	24.30	7.57	5.47
Third Quarter	3.10	2.30	39.10	30.28	6.62	4.73
Fourth Quarter	3.12	2.60	40.08	34.12	5.50	4.37

2005
First Quarter	3.58	2.60	45.20	34.01	5.07	4.07
Second Quarter	3.22	2.50	41.60	32.80	4.75	3.42
Third Quarter	3.00	2.50	40.00	32.45	4.25	3.20
Fourth Quarter	3.03	2.25	38.43	29.55	4.19	3.11

Most Recent Six Months
January 2006	3.90	2.97	49.60	38.60	4.58	4.03
February 2006	4.68	3.65	59.35	46.81	5.28	4.08
March 2006	5.00	4.25	64.60	53.58	6.20	5.15
April 2006	4.75	4.38	62.00	56.30	6.53	5.72
May 2006	4.72	3.35	60.25	43.65	7.18	6.05
June 2006 (through June 28, 2006)	4.25	3.28	48.74	41.49	6.60	5.21

B. Plan of Distribution

Not applicable.

C. Markets

The principal trading market for our H Shares is the HKSE. The ADSs, each representing 100 H Shares, have been issued by The Bank of New York as a depositary under a Deposit Agreement with us and are listed on the NYSE under the symbol “SHI.” We have also listed our A Shares on the Shanghai Securities Exchange. Prior to our initial public offering on July 26, 1993 and subsequent listings on the HKSE and NYSE, there was no market for our H Shares or the ADSs. Public trading in our A Shares commenced on November 8, 1993.

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

Our total registered capital is 7,200,000,000 ordinary shares, of which 4,870,000,000 are domestic shares and 2,330,000,000 H shares. Our Articles of Association provide, at article 12, that our purpose is:

•	to build and operate a diversified industrial company which will be one of the world’s leading petrochemical companies;

•	to promote the development of the petrochemical industry in China through the production of a broad variety of outstanding products; and

•	to practice advanced, scientific management and apply flexible business principles, and to develop overseas markets for our products so that we and our shareholders receive reasonable economic benefits.

Our scope of business is limited to matters approved by Chinese authorities. Article 13 provides that our primary business scope includes:

•	refining crude oil, a wide range of petroleum products, petrochemical products, basic organic chemicals, synthetic fibers and monomers, plastic products, polyester fibers and yarns, raw materials for knitting and textile products and finished products; and

•	production and operation of industrial fuels, production and operation of other by-products and refining and processing of platinum metals.

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

Enforceability of Shareholders’ Rights

There has not been any public disclosure in relation to the enforcement by holders of H shares of their rights under the charter documents of joint stock limited companies or the Chinese Company Law or in the application or interpretation of the Chinese or Hong Kong regulatory provisions applicable to Chinese joint stock limited companies.

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

involving any right or obligation provided in the Articles of Association, the Chinese Company Law or any other relevant law or administrative regulation which concerns our affairs must, with certain exceptions, be referred to arbitration at either the China International Economic and Trade Arbitration Commission in China or the Hong Kong International Arbitration Center. Our Articles of Association also provide that the arbitration will be final and conclusive. On June 21, 1999, an arrangement was made between Hong Kong and China for the summary mutual enforcement of each other’s arbitration awards in a manner consistent with the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards and practices that occurred before the handover of Hong Kong to China. This arrangement was approved by the Supreme Court of China and the Hong Kong Legislative Council, and became effective on February 1, 2000.

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

As provided in our Articles of Association, we may refuse to register a transfer of H shares without providing any reason unless:

•	all relevant transfer fees and stamp duties are paid;

•	the instrument of transfer is accompanied by the share certificates to which it relates and any other evidence reasonably required by our board to prove the transferor’s right to make the transfer;

•	there are no more than four joint holders as transferees; and

•	the H shares are free from any lien of ours.

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

Dividend payments may be subject to Chinese withholding tax. See Item 10. Additional Information – Taxation.

Voting Rights and Shareholders’ Meetings

Our board of directors must convene a shareholders’ annual general meeting once every year within six months from the end of the preceding financial year. Our board must convene an extraordinary general meeting within two months of the occurrence of any one of the following events:

•	where the number of directors is less than 10 or two-thirds of the number specified in our Articles of Association;

•	if the number of directors is less than five, the number stipulated in the Chinese Company Law;

•	where our unrecovered losses reach one-third of the total amount of our share capital;

•	where shareholder(s) holding 10% or more of our issued and outstanding voting shares request(s) in writing; or

•	whenever our board deems necessary or our Supervisory Committee so requests.

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

Shareholders are entitled to attend and vote at meetings either in person or by proxy. Proxy authorization forms must be in writing and deposited at our company’s principal offices, or at such other place specified in the notice of shareholders meeting not less than 24 hours before the time that the such meeting will be held or the time appointed for passing upon the relevant resolutions. If a proxy authorization form is signed by a third party on behalf of the relevant shareholder, then such proxy authorization form must be accompanied by the signature authorization letter or other such document authorizing such third party to sign on behalf of the shareholder.

Except for those actions discussed below, which require supermajority votes, or special resolutions, resolutions of the shareholders are passed by a simple majority of the voting shares held by shareholders who are present in person or by proxy. Special resolutions must be passed by more than two-thirds of the voting rights represented by shareholders who are present in person or by proxy.

The following decisions must be adopted by special resolution:

•	an increase or reduction of our share capital or the issue of shares of any class, warrants and other similar securities;

•	the issue of our debentures;

•	our division, merger, dissolution and liquidation;

•	amendments to our Articles of Association;

•	significant acquisition or disposal of material assets or provision of guarantees conducted within the period of one year with a value exceeding 30% of our latest audited total assets;

•	share incentive schemes; and

•	any other matters considered by the shareholders in a general meeting and which they have resolved by way of an ordinary resolution to be material and should be adopted by special resolution.

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

Cumulative voting is required for election of our directors as long as more than 30% of our outstanding shares are held by a single shareholder. Cumulative voting allows shareholders to cast a number of votes for a candidate equal to the number of shares held multiplied by the number of directors being elected at the shareholders’ meeting. If a shareholder attempts to cast more votes than he is entitled to under this system, all of the shareholder’s votes will be invalid and will be deemed an abstention.

More than one third of our directors of board must be independent from our shareholders and not hold any office with us (each, “Independent Director”). At least one Independent Director must be an accounting professional and all Independent Directors must possess a basic knowledge of the operations of a listed company and be familiar with relevant laws and rules and have at lease five years working experience in law, economics or other area required for the fulfillment of responsibilities as an Independent Director. Independent Directors may not serve for terms exceeding six years. In addition, there are specific persons who are disqualified from acting as Independent Director. These include:

•	immediate family members of persons who work for us or our associated entities;

•	persons or their immediate family who hold one percent or more of our shares or are among our ten largest shareholders;

•	any persons that satisfied the foregoing conditions within the past one year;

•	persons providing financial, legal, consultation or other services to us or our associated entities;

•	persons who already serve as Independent Director for five other listed companies; and

•	anyone designated by the China Securities Regulatory Commission.

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

Board resolutions are passed by a simple majority of the Directors except for the following matters which require the consent of more than two thirds of the Directors:

•	proposals for our financial policies;

•	the increase or reduction of our registered capital;

•	the issue of securities of any kind and their listing;

•	any repurchase of our shares;

•	significant acquisitions or disposals;

•	our merger, division or dissolution; and

•	any amendment to our Articles of Association.

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

Supervisory Committee

The Supervisory Committee is responsible for supervising our directors and senior officers and preventing them from abusing their positions and powers or infringing upon the rights and interests of our company or those of our shareholders and employees. The Supervisory Committee has no power over the decisions or actions of our directors or officers to correct any acts that are harmful to our interests. The Supervisory Committee is currently composed of seven members appointed for a three year term. It has the right to:

•	attend the meetings of our board of directors;

•	inspect our financial affairs;

•	supervise and evaluate the conduct of our directors, general manager and other senior officers in order to determine whether they violate any laws, regulations or the Articles of Association in performing their duties;

•	require our directors, general manager or other senior officers to correct any act harmful to our interests and those of our shareholders and employees;

•	verify financial reports, accounting reports, business reports, profit distribution plans and other financial information proposed to be tabled at the shareholders’ general meeting;

•	require the board of directors to convene an extraordinary general meeting of shareholders;

•	represent us in negotiations with directors or in initiating legal proceedings against a director on our company’s behalf; and

•	conduct investigation into any identified irregularities in our operations, and where necessary, to engage accountants, legal advisers or other professionals to assist in the investigation; and

•	any other matters authorized by the Articles of Association.

Our Supervisory Committee must include two employee representatives appointed by our employees. The remaining members are appointed by the shareholders in a general meeting, provided that our directors, general manager and senior officers are not eligible to serve as supervisors. The Supervisory Committee must meet at least once a year. Decisions of the Supervisory Committee must be made by a one-half vote. We will pay all reasonable expenses incurred by the Supervisory Committee in appointing professional advisors, such as lawyers, accountants or auditors.

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

Obligation of Shareholders

Shareholders are not obligated to make any further contributions to our share capital other than as agreed by the subscriber of the relevant shares on subscription. This provision means that holders of ADRs will also not be obligated to make further contributions to our share capital.

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

C. Material Contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on the Company” or elsewhere in this annual report on Form 20-F.

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

As a result of the adoption of the unitary system, on January 1, 1994, the official exchange rate of approximately RMB5.8 to US$1.00 was revalued to approximately RMB8.7 to US$1.00. As part of the new system, the PBOC also publishes the Renminbi rate of exchange against other major currencies by reference to the price of the US dollar in international foreign exchange markets.

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

On July 21, 2005, the Chinese government changed its policy of pegging the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies.

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

The holders of the ADSs will receive the HK dollar dividend payments in US dollars at conversion rates related to market rates and subject to fees as set forth in our Deposit Agreement with The Bank of New York, as Depositary. The HK dollar is currently linked to and trades within a narrow band against the US dollar at a rate that does not deviate significantly from HK$7.80 = US$1.00. The Hong Kong government has stated its intention to maintain such link, although there can be no guarantee that such link will be maintained.

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

Capital Gains Tax

According to the Individual Income Tax Law, the Foreign Corporate Income Tax Law, their respective implementing regulations, and the Notice on Questions Relating to Reduced Income Tax on Foreign Enterprise Income in China from Interest, issued by the State Council on November 18, 2000 (the “Rate Reduction Notice”), capital gains recognized by foreign individuals not resident in China and foreign corporations, with respect to their sale of equity shares of Chinese companies, are ordinarily subject to Chinese tax, purportedly in the form of withholding tax, at a flat rate of 20% and 10% respectively.

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

In general, for US federal income tax purposes and for purposes of the income tax treaty between China and the United States, beneficial owners of ADSs will be treated as the beneficial owners of the H shares represented by those ADSs. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for the holder’s proportionate interest in the H shares. A US Holder’s tax basis in the withdrawn H shares will be the same as the tax basis in the ADSs surrendered therefor, and the holding period in the withdrawn H shares will include the period during which the holder held the surrendered ADSs.

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

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31 of each year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Sensitivity

We are subject to risk resulting from fluctuations in interest rates. Our debts are fixed and variable rate bank and other loans, with original maturities ranging from 1 to 13 years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. We have no program of interest rate hedging activities and did not engage in any such activities in 2005 or 2004.

The following table provides information, by maturity date, regarding our interest rate sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of December 31, 2005 and 2004.

	As of December 31, 2005
	2006	2007	2008	2009	2010	2010 Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	14,526	14,526	12,071	—	—	—	41,123	38,176
Average interest rate	1.80%	1.80%	1.80%	—	—	—	1.80%	—

Variable rate bank and other loans
In U.S. Dollars	2,300,037	397,112	—	—	—	—	2,697,149	2,697,149
Average interest rate (1)	5.03%	4.99%	—	—	—	—	5.02%	—

In RMB	1,601,500	108,500	810,000	—	—	—	2,520,000	2,504,885
Average interest rate (1)	5.43%	5.22%	5.18%	—	—	—	5.34%	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

	As of December 31, 2004
	2005	2006	2007	2008	2009	2009 Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	14,899	14,899	14,899	7,737	—	—	52,434	48,048
Average interest rate	1.80%	1.80%	1.80%	1.80%	—	—	1.80%	—

Variable rate bank and other loans
In U.S. Dollars	2,735,227	—	416,402	—	—	—	3,151,629	3,151,629
Average interest rate (1)	3.61%	—	3.61%	—	—	—	3.61%	—

In RMB	2,217,500	1,390,000	24,500	—	—	—	3,632,000	3,612,580
Average interest rate (1)	5.06%	5.20%	5.58%	—	—	—	5.11%	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

Exchange Rate Sensitivity

We are also exposed to foreign exchange rate risk as a result of our foreign currency denominated long-term debt and, to a limited extent, cash and cash equivalents denominated in foreign currencies. We have no program of foreign currency hedging activities and did not engage in any foreign currency hedging activities in 2005 or 2004.

The following table provides information, by maturity date, regarding our foreign exchange rate sensitive financial instruments, which consist of cash and cash equivalents, short-term and long-term debt obligations as of December 31, 2005 and 2004.

	As of December 31, 2005
	2006	2007	2008	2009	2010	2010 Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments

Cash and cash equivalents:
In Hong Kong Dollars	46,095	—	—	—	—	—	46,095	46,095
In U.S. Dollars	55,329	—	—	—	—	—	55,329	55,329
In Swiss Francs	792	—	—	—	—	—	792	792
In Euro	1,111	—	—	—	—	—	1,111	1,111
In Japanese Yen	2	—	—	—	—	—	2	2

Debt:
Fixed rate bank and other loans
In U.S. Dollars	14,526	14,526	12,071	—	—	—	41,123	38,176
Average interest rate	1.80%	1.80%	1.80%	—	—	—	1.80%	—

Variable rate bank and other loans
In U.S. Dollars	2,300,037	397,112	—	—	—	—	2,697,149	2,697,149
Average interest rate (1)	5.03%	4.99%	—	—	—	—	5.02%	—

Interest free bank and other loans
In U.S. Dollars	2,905	2,905	2,905	2,905	2,905	2,906	17,431	14,353

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

	As of December 31, 2004
	2005	2006	2007	2008	2009	2009 Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments

Cash and cash equivalents:
In Hong Kong Dollars	39,656	—	—	—	—	—	39,656	39,656
In U.S. Dollars	118,173	—	—	—	—	—	118,173	118,173
In Swiss Francs	944	—	—	—	—	—	944	944
In Euro	1,181	—	—	—	—	—	1,181	1,181
In Japanese Yen	37	—	—	—	—	—	37	37

Debt:
Fixed rate bank and other loans
In U.S. Dollars	14,899	14,899	14,899	7,738	—	—	52,435	48,048
Average interest rate	1.80%	1.80%	1.80%	1.80%	—	—	1.80%	—

Variable rate bank and other loans
In U.S. Dollars	2,554,805	—	416,402	—	—	—	2,971,207	2,971,207
Average interest rate (1)	3.61%	—	3.61%	—	—	—	3.61%	—

Interest free bank and other loans
In U.S. Dollars	2,979	2,980	2,980	2,980	2,980	5,959	20,858	20,858

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

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

B. Changes in internal controls.

We maintain a system of internal accounting controls that are designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are carefully followed. For the year ended December 31, 2005, there were no significant changes to our internal controls over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the fees charged by KPMG, our principal accountant, for certain services rendered to us during 2004 and 2005.

	For the year ended December 31,
	(in thousands of US$)
	2004	2005
Audit fees (1)	650	744
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All other fees (4)	—	—

Total	650	744

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services rendered by our principal auditors for the audit of our financial information.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by the our principal accountant, other than the services reported under audit fees, audit-related fees and tax fees.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

We have not been granted an exemption from the applicable listing standards for the audit committee of our board of directors.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of the information called for by this Item 17.

ITEM 18. FINANCIAL STATEMENTS.

See pages F-1 to F-63 incorporated herein by reference.

ITEM 19. EXHIBITS

12.1	Certification of Chairman Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chairman Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Sinopec Shanghai Petrochemical Company Limited:

We have audited the accompanying consolidated balance sheets of Sinopec Shanghai Petrochemical Company Limited and subsidiaries (the “Group”) as of December 31, 2004 and 2005, and the related consolidated statements of income, cash flows, and equity for each of the years in the three-year period ended December 31, 2005, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sinopec Shanghai Petrochemical Company Limited and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

As more fully described in Note 3 to the consolidated financial statements, the Group changed the manner in which it presents minority interests in the consolidated balance sheets and consolidated statements of income in order to comply with IAS 1, “Presentation of financial statements” and IAS 27, “Consolidated and separate financial statements”.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2005 have been translated into United States dollars solely for the convenience of the readers. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 1 to the consolidated financial statements.

KPMG

Hong Kong, China

March 24, 2006

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2004 and 2005

(Amounts in thousands)

		December 31,
		2004	2005	2005
	Note	Renminbi	Renminbi	U.S. Dollars
Assets
Current assets:
Cash and cash equivalents		1,690,500	1,347,237	166,940
Time deposits with maturity over three months		4,000	—	—
Inventories	14	3,727,749	4,114,978	509,898
Amounts due from related companies	29	585,419	561,552	69,583
Trade debtors, net	15	395,353	252,166	31,247
Bills receivable		1,675,412	731,204	90,605
Other debtors and prepayments	16	535,222	455,043	56,386
Income tax recoverable		2,255	45,374	5,622

Total current assets		8,615,910	7,507,554	930,281

Non-current assets:
Property, plant and equipment, net	17	15,206,325	14,651,167	1,815,465
Investment property	18	511,307	514,582	63,763
Construction in progress	19	807,477	787,376	97,566
Lease prepayments		526,956	507,962	62,943
Interests in associates	20	1,906,917	2,130,803	264,033
Investments	21	630,377	665,363	82,447
Deferred tax assets	11	48,917	23,149	2,868
Goodwill	3(a), 22	22,415	22,415	2,778

Total non-current assets		19,660,691	19,302,817	2,391,863

Total assets		28,276,601	26,810,371	3,322,144

Liabilities and Shareholders’ Equity
Current liabilities:
Bank loans	24	4,870,305	3,896,742	482,856
Loans from a related company	24	130,000	30,000	3,717
Amounts due to related companies	29	639,445	467,909	57,980
Trade creditors		797,753	963,230	119,356
Bills payable		259,746	68,302	8,463
Accrued expenses and other creditors		663,635	679,866	84,244
Income tax payable		73,930	26,588	3,295

Total current liabilities		7,434,814	6,132,637	759,911

Non-current liabilities:
Deferred income	23	37,100	23,033	2,854
Bank loans	24	2,014,614	1,377,261	170,660
Loans from a related company	24	—	100,000	12,391

Total non-current liabilities		2,051,714	1,500,294	185,905

Total liabilities		9,486,528	7,632,931	945,816

Shareholders’ equity:
Share capital	25	7,200,000	7,200,000	892,171
Share premium and reserves	3(a), 26	11,216,989	11,629,987	1,441,103

Total equity attributable to equity shareholders of the Company		18,416,989	18,829,987	2,333,274

Minority interests	3(b)	373,084	347,453	43,054

Total equity		18,790,073	19,177,440	2,376,328

Total liabilities and shareholders’ equity		28,276,601	26,810,371	3,322,144

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2003, 2004 and 2005

(Amounts in thousands, except per share data)

		Years ended December 31,
		2003		2004		2005		2005
	Note	Renminbi		Renminbi		Renminbi		U.S. Dollars
Sales	4		29,567,140		39,402,533		45,955,903		5,694,518
Less Sales taxes and surcharges			(624,457)		(738,474)		(765,689)		(94,878)

Net sales			28,942,683		38,664,059		45,190,214		5,599,640
Other income	5		—		—		632,820		78,414
Cost of sales	6		(26,396,224)		(33,223,604)		(42,887,742)		(5,314,334)

			2,546,459		5,440,455		2,935,292		363,720

Selling and administrative expenses			(444,703)		(408,144)		(444,449)		(55,073)

			2,101,756		5,032,311		2,490,843		308,647

Other operating income	7		121,079		277,005		238,611		29,567
Other operating expenses	3(a), 8		(216,432)		(284,164)		(201,494)		(24,968)

Income from operations			2,006,403		5,025,152		2,527,960		313,246

Share of losses of associates			(20,193)		(36,915)		(60,968)		(7,554)
Net financing costs	10		(392,021)		(292,008)		(179,398)		(22,230)

Income before income tax			1,594,189		4,696,229		2,287,594		283,462

Income tax	11		(148,889)		(637,061)		(366,300)		(45,389)

Net income			1,445,300		4,059,168		1,921,294		238,073

Attributable to:
Equity shareholders of the Company			1,401,690		3,971,103		1,850,449		229,294
Minority interests	3(b)		43,610		88,065		70,845		8,779

Net income			1,445,300		4,059,168		1,921,294		238,073

Basic earnings per share	12	RMB	0.19	RMB	0.55	RMB	0.26	USD	0.03

Dividend attributable to the year	13		576,000		1,440,000		720,000		89,217

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2003, 2004 and 2005

(Amounts in thousands)

	Years ended December 31,
	2003	2004	2005	2005
	Renminbi	Renminbi	Renminbi	U.S. Dollars
Net cash generated from operating activities (a)	2,276,957	4,589,711	3,943,578	488,659

Cash flows from investing activities:

Interest income received	27,419	42,750	39,631	4,911
Investment income received	49,087	96,591	79,688	9,874
Capital expenditure	(1,284,868)	(2,205,957)	(1,142,927)	(141,623)
Proceeds from disposal of property, plant and equipment	40,985	112,949	131,845	16,337
Purchase of investments and addition of interests in associates	(388,894)	(650,285)	(347,170)	(43,019)
Proceeds from sale of investments	59,437	101,461	45,691	5,662
Purchase of time deposits	(191,285)	(63,333)	—	—
Maturity of time deposits	109,495	225,218	4,000	496

Net cash used in investing activities	(1,578,624)	(2,340,606)	(1,189,242)	(147,362)

Cash flows from financing activities:

Proceeds from loans	7,490,040	5,214,936	9,836,199	1,218,830
Repayment of loans	(7,619,254)	(6,981,696)	(11,393,941)	(1,411,854)
Dividends paid	(360,000)	(576,000)	(1,440,000)	(178,434)
Dividends paid to minority interests	(29,532)	(56,221)	(96,476)	(11,955)

Net cash used in financing activities	(518,746)	(2,398,981)	(3,094,218)	(383,413)

Net (decrease)/increase in cash and cash equivalents	179,587	(149,876)	(339,882)	(42,116)
Cash and cash equivalents at beginning of year	1,660,531	1,840,351	1,690,500	209,474
Effect of foreign exchange rate changes	233	25	(3,381)	(418)

Cash and cash equivalents at end of year	1,840,351	1,690,500	1,347,237	166,940

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to the Consolidated Statements of Cash Flows

For the years ended December 31, 2003, 2004 and 2005

(Amounts in thousands)

(a)	Reconciliation of income before income tax and minority interests to cash generated from operations

	Years ended December 31,
	2003	2004	2005	2005
	Renminbi	Renminbi	Renminbi	U.S. Dollars
Income before income tax	1,594,189	4,696,229	2,287,594	283,462
Interest income	(27,419)	(42,830)	(39,631)	(4,911)
Investment income	(18,059)	(62,800)	(101,350)	(12,559)
Share of losses of associates	20,193	36,915	60,968	7,555
Interest expense	415,935	325,033	276,174	34,221
Depreciation for property, plant and equipment	1,850,013	1,793,084	1,692,213	209,687
Depreciation for investment property	—	1,036	12,847	1,592
Provision for impairment loss	24,600	34,345	—	—
Amortization of lease prepayments	22,822	21,191	13,441	1,666
Amortization of goodwill	13,448	13,448	—	—
Amortization of deferred income	(12,367)	(12,367)	(11,518)	(1,427)
Unrealized exchange (gain)/loss	884	77	(53,174)	(6,589)
(Gain)/loss on disposal of property, plant and equipment	57,571	9,544	(15,298)	(1,896)
Increase in inventories	(120,589)	(223,490)	(387,229)	(47,983)
Decrease/(increase) in debtors, bills receivable and deposits	(345,974)	(514,956)	1,170,872	145,086
Decrease in creditors, other creditors and bills payable	(478,758)	(376,854)	(22,332)	(2,768)
Increase in amounts due from related parties	(266,806)	(166,979)	(35,934)	(4,453)
(Decrease)/increase in amounts due to related parties	67,310	60,989	(171,536)	(21,255)

Cash generated from operations	2,796,993	5,591,615	4,676,107	579,428

Interest paid	(415,684)	(346,696)	(301,537)	(37,364)
Income tax paid	(147,352)	(673,214)	(430,992)	(53,405)
Income tax refund	43,000	18,006	—	—

Net cash generated from operating activities	2,276,957	4,589,711	3,943,578	488,659

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Equity

For the years ended December 31, 2003, 2004 and 2005

(Amounts in thousands)

		Share capital	Share premium	Reserves	Retained earnings	(Note 3(b)) Minority interests	Total equity
	Note	Renminbi	Renminbi	Renminbi	Renminbi	Renminbi	Renminbi
Balances at January 1, 2003		7,200,000	2,420,841	2,980,306	1,379,049	366,771	14,346,967
Net income		—	—	—	1,401,690	43,610	1,445,300
Appropriation	26	—	—	277,112	(277,112)	—	—
Dividend approved in respect of previous year	13	—	—	—	(360,000)	—	(360,000)
Withdrawal by minority shareholders		—	—	—	—	(39,609)	(39,609)
Dividend paid to minority shareholders		—	—	—	—	(29,532)	(29,532)

Balances at December 31, 2003		7,200,000	2,420,841	3,257,418	2,143,627	341,240	15,363,126
Net income		—	—	—	3,971,103	88,065	4,059,168
Appropriation	26	—	—	794,254	(794,254)	—	—
Dividend approved in respect of previous year	13	—	—	—	(576,000)	—	(576,000)
Dividend paid to minority shareholders		—	—	—	—	(56,221)	(56,221)

Balances at December 31, 2004		7,200,000	2,420,841	4,051,672	4,744,476	373,084	18,790,073
Balances at January 1, 2005		7,200,000	2,420,841	4,051,672	4,744,476	373,084	18,790,073
Derecognition of negative goodwill	3(a),23	—	—	—	2,549	—	2,549

Balances at January 1, 2005(adjusted)		7,200,000	2,420,841	4,051,672	4,747,025	373,084	18,792,622
Net income		—	—	—	1,850,449	70,845	1,921,294
Appropriation	26	—	—	340,926	(340,926)	—	—
Dividend approved in respect of previous year	13	—	—	—	(1,440,000)	—	(1,440,000)
Dividend paid to minority shareholders		—	—	—	—	(96,476)	(96,476)

Balances at December 31, 2005		7,200,000	2,420,841	4,392,598	4,816,548	347,453	19,177,440
U.S. Dollars equivalent		892,171	299,973	544,299	596,831	43,054	2,376,328

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data and except otherwise stated)

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

At December 31, 2005, the following list contains the particulars of subsidiaries, all of which are limited companies established and operated in the PRC, which principally affected the results and assets of the Group.

Company	Registered Capital		Percentage of equity held by the Company	Percentage of equity held by subsidiaries	Principal activities
			%	%
Shanghai Petrochemical Investment Development Company Limited	RMB	800,000	100	—	Investment management

China Jinshan Associated Trading Corporation	RMB	25,000	67.33	—	Import and export of petrochemical products and equipment

Shanghai Jinhua Industrial Company Limited	RMB	25,500	—	81.79	Trading in petrochemical products

Shanghai Jindong Petrochemical Industrial Company Limited	RMB	20,000	—	60	Trading in petrochemical products

1.	ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PREPARATION (continued)

Company	Registered Capital		Percentage of equity held by the Company	Percentage of equity held by subsidiaries	Principal activities
			%	%
Shanghai Golden Way Petrochemical Company Limited	US$	3,460	—	75	Production of vinyl acetate products

Shanghai Jinchang Engineering Plastics Company Limited	US$	4,750	—	50.38	Production of polypropylene compound products

Shanghai Golden Phillips Petrochemical Company Limited	US$	50,000	—	60	Production of polypropylene products

Zhejiang Jin Yong Acrylic Fibre Company Limited	RMB	250,000	75	—	Production of acrylic fiber products

Shanghai Petrochemical Enterprise Development Company Limited	RMB	455,000	100	—	Investment management

Shanghai Golden Conti Petrochemical Company Limited	RMB	545,776	—	100	Production of petrochemical products

None of the subsidiaries have issued any debt securities.

1.	ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PREPARATION (continued)

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) promulgated by the International Accounting Standards Board (“IASB”), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. Information relating to the nature and effect of the significant differences between IFRSs and accounting principles generally accepted in the United States (“U.S. GAAP”) are set forth in Note 37.

The consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment. The accounting policies have been consistently applied by the Group.

The IASB has issued a number of new and revised IFRSs and IAS (“new IFRSs”) which are effective for accounting periods beginning on or after January 1, 2005. Information on the changes in accounting policies resulting from initial application of these new IFRSs for the current and prior accounting periods reflected in these financial statements is provided in Note 3.

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are disclosed in Note 31.

The financial information has been prepared in Renminbi (“RMB”), the national currency of the PRC. Solely for the convenience of the reader, the financial statements have been translated into United States dollars at the rate of U.S. $1.000 = RMB 8.0702 quoted by the People’s Bank of China on December 31, 2005. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate.

2.	PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of consolidation

(i)	Subsidiaries

The consolidated financial statements of the Group include the financial statements of the Company and all of its principal subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The results of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and statement of equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

(ii)	Associates

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group’s share of the total recognized gains and losses of the principal associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses exceeds its interest in an associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate.

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(a)	Basis of consolidation (continued)

(iii)	Transactions eliminated on consolidation

All material intercompany balances, and any unrealized gains and losses or income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with associates are eliminated to the extent of the Group’s interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(iv)	Goodwill

Goodwill represents the excess of the cost of business combination or an investment in an associate over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortized but is tested annually for impairment (see Note 2(r)). In respect of associates, the carrying amount of goodwill is included in the carrying amount of the interest in associate.

Negative goodwill is recognized immediately in the income statement as it arises. Negative goodwill arising on acquisition represents the excess of the fair value of the net identifiable assets of subsidiaries acquired over the cost of acquisition.

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(b)	Property, plant and equipment

Property, plant and equipment are stated in the balance sheet at cost or valuation (see Note 17) less accumulated depreciation and impairment losses (see Note 2(r)). Revaluations are performed with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair value at balance sheet date.

The cost of self-constructed assets includes the cost of materials, direct labor, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs.

Depreciation is provided to write off the costs /revalued amount of property, plant and equipment over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values, as follows:

Buildings	15 to 40 years
Plant, machinery, equipment and others	5 to 26 years

Where parts of an item of property, plant and equipment have different useful lives the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value are reviewed annually.

Gains or losses arising from the retirement or disposal of items of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the items and are recognized in the income statement on the date of retirement or disposal.

(c)	Investment property

Investment properties are properties which are owned or held under a leasehold interest either to earn rental income or for capital appreciation or for both.

Investment properties are stated in the balance sheet at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values. Estimated useful life of investment property is 40 years.

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(d)	Lease prepayments

Lease prepayments represent land use rights paid to the PRC’s Land Bureau. Land use rights are carried at cost less accumulated amortization and impairment losses (see Note 2(r)). Amortization is provided to write off the cost of lease prepayment on a straight-line basis over the respective periods of the rights.

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

Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(f)	Investments

Investments in unlisted equity securities are stated at cost less provision for impairment losses (see Note 2(r)). A provision is made where, in the opinion of management, the carrying amount of the investments exceeds its recoverable amount.

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(g)	Inventories

Inventories, other than spare parts and consumables, are carried at the lower of cost and net realizable value. Cost is calculated using the weighted average cost formula and comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. In the case of work in progress and finished goods, cost includes direct labor and an appropriate proportion of production overheads. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

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

Spare parts and consumables are stated at cost less any provision for obsolescence.

(h)	Trade and other receivables

Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost less impairment losses for bad and doubtful debts, except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts.

(i)	Trade and other payables

Trade and other payables are initially recognized at fair value and thereafter stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(j)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(k)	Translation of foreign currencies

Foreign currency transactions during the year are translated into Renminbi at the applicable exchange rates ruling at the transaction dates.

Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at rates quoted by the People’s Bank of China at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Renminbi at the foreign exchange rate ruling at the date of the transaction.

Foreign currency translation differences relating to funds borrowed to finance the construction of property, plant and equipment to the extent that they are regarded as an adjustment to interest costs are capitalized during the construction period. All other exchange gains and losses are reported in earnings.

(l)	Revenue recognition

Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue excludes value added tax and is after deduction of any trade discounts and returns. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due to the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Revenue from services rendered is recognized in the income statement upon performance of the services.

Dividend income is recognized in the income statement on the date the entity’s right to receive payments is established.

Rental income from investment property is recognized in the income statement on a straight-line basis over the term of the lease.

(m)	Grants

Capital-based government grants consist of grants for the purchase of equipment used for technology improvements. Such grants are offset against the cost of asset to which the grant related and are recognized in the income statement on a systematic basis over the useful life of the asset. A government grant that represents compensation for expenses or losses already incurred with no future related costs is recognized as income of the period in which it becomes receivable or when any restrictions are satisfied.

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(n)	Net financing costs

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest income on bank deposits, foreign exchange gains and losses and bank charges.

Interest income from bank deposits is recognized in the income statement as it accrues using the effective interest method.

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing costs, except to the extent that they are capitalized as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

(o)	Repairs and maintenance expenses

Repairs and maintenance expenses are charged to the income statement as and when they are incurred.

(p)	Research and development costs

Research and development costs comprise all costs that are directly attributable to research and development activities or that can be allocated on a reasonable basis to such activities. Because of the nature of the Group’s research and development activities, no development costs satisfy the criteria for the recognition of such costs as an asset. Both research and development costs are therefore recognized as expenses in the period in which they are incurred.

(q)	Retirement benefits

The contributions payable under the Group’s retirement plans are charged to the income statement on an accrual basis according to the contribution determined by the plans. Further information is set out in Note 28.

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(r)	Impairment loss

The carrying amounts of the Group’s long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable.

When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognized as an expense in the income statement.

The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognized for an asset, except in the case of goodwill, in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognized as income. The reversal is reduced by the amount that would have been recognized as depreciation had the write-down or write-off not occurred. An impairment loss in respect of goodwill is not reversed.

(s)	Deferred income

Deferred income is amortized on a straight-line basis to the income statement over 10 years.

(t)	Dividends

Dividends are recognized as a liability in the period in which they are declared.

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(u)	Income tax

Income tax on the income statement for the year comprises current and deferred tax.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except differences relating to goodwill not deductible for tax purposes and the initial recognition of assets or liabilities which affect neither accounting nor taxable income. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. The effect on deferred tax of any changes in tax rates is charged to the income statement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the assets can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(v)	Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(w)	Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and / or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(x)	Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

3	CHANGES IN PRINCIPAL ACCOUNTING POLICIES

The IASB has issued a number of new and revised IFRSs that are effective for accounting periods beginning on or after January 1, 2005.

The accounting policies of the Group after the adoption of these new and revised IFRSs have been summarized in Note 2. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see Note 33).

3	CHANGES IN PRINCIPAL ACCOUNTING POLICIES (continued)

(a)	Amortization of positive and negative goodwill (IFRS 3, “Business combinations” and IAS 36, “Impairment of assets”)

In prior periods:

•	Goodwill was amortized on a straight line basis over its estimated useful life and was subject to impairment testing when there were indications of impairment; and

•	Negative goodwill was amortized over the estimated useful life of the depreciable/amortizable non-monetary assets acquired, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases it was recognized in the income statement as those expected losses were incurred.

With effect from January 1, 2005, in accordance with IFRS 3 and IAS 36, the Group no longer amortizes goodwill. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there is indication of impairment. Impairment losses are recognized when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

Also with effect from January 1, 2005 and in accordance with IFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognized immediately in the income statement as it arises.

The new policy in respect of goodwill has been applied prospectively in accordance with the transitional arrangements under IFRS 3. As a result, comparative amounts have not been restated, the cumulative amount of amortization as at January 1, 2005 has been offset against the cost of the goodwill and no amortization charge for goodwill has been recognized in the income statement for the year ended December 31, 2005. As a result, this has increased the Group’s profit after taxation for the year ended December 31, 2005 by RMB 13,448.

Also in accordance with the transitional arrangements under IFRS 3, previously recognized negative goodwill has been derecognized at the beginning of period of adoption, with a corresponding adjustment to the opening balance of retained earnings. As a result, retained earnings increased by RMB 2,549 as at January 1, 2005. This change decreased the Group’s profit after taxation for the year ended December 31, 2005 by RMB 849.

3	CHANGES IN PRINCIPAL ACCOUNTING POLICIES (continued)

(b)	Minority interests (IAS 1, “Presentation of financial statements” and IAS 27, “Consolidated and separate financial statements”)

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the consolidated income statement as a deduction before arriving at the profit attributable to shareholders.

With effect from January 1, 2005, in order to comply with IAS 1 and IAS 27, the Group has changed its accounting policy relating to presentation of minority interests. Under the new accounting policy, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity shareholders of the Company, and minority interests in the results of the Group for the year are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

The presentation of minority interests in the consolidated balance sheet, consolidated income statement and consolidated statement of equity for the comparative period has been restated accordingly.

(c)	Related party disclosures (IAS 24 “Related party disclosures”)

The definition of related parties under IAS 24 as disclosed in Note 29 has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or any entity that is a related party of the Group.

With effect from January 1, 2005, in order to comply with IAS 24, the Group has made further disclosure of key management personnel compensation and contributions to post-retirement benefit plans. The disclosure of such related party transactions in Note 29 for the comparative period has been made accordingly.

4.	SALES

The Group’s principal activity is the processing of crude oil into petrochemical products for sale and substantially all of its products are sold in the PRC domestic markets.

Sales represent the sales value of goods sold to customers, net of value added tax and is after deduction of any sales discounts and returns.

5.	OTHER INCOME

The Group received a cash government grant from the Ministry of Finance of the PRC of RMB 632,820 (2004: RMB nil), in respect of the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices during the year ended December 31, 2005. There are no unfilled conditions and other contingencies attached to the receipt or usage of this government grant. There is no assurance that the Group will continue to receive such grant in the future.

6.	COST OF SALES

Cost of sales represents:

	Years ended December 31,
	2003	2004	2005
Costs of raw materials
-crude oil	15,848,188	19,461,243	29,576,407
-other ancillary materials	3,939,371	6,091,649	6,953,588
Depreciation	1,850,013	1,793,084	1,692,213
Repairs and maintenance	787,246	920,490	896,022
Research and development	101,223	74,663	54,451
Employer’s pension costs
-municipal retirement scheme costs	168,276	167,640	165,046
-supplementary retirement scheme costs	39,153	42,379	56,917
Staff costs	1,090,687	1,172,442	1,168,461
Amortization of lease prepayments	22,822	21,191	13,441
Others	2,549,245	3,478,823	2,311,196

	26,396,224	33,223,604	42,887,742

Cost of sales includes charges for specific services provided by Sinopec Corp group companies to the Group. Such amounts have not been a material portion of cost of sales.

7.	OTHER OPERATING INCOME

Other operating income represents:

	Years ended December 31,
	2003	2004	2005
Income from rendering of services	74,040	130,298	57,421
Gain on disposal of property, plant and equipment	—	58,913	42,233
Rental income from investment property	—	—	18,681
Income from joint ventures and other investments	18,059	62,800	101,350
Amortization of deferred income	12,367	12,367	11,518
Others	16,613	12,627	7,408

	121,079	277,005	238,611

8.	OTHER OPERATING EXPENSES

Other operating expenses represent:

	Years ended December 31,
	2003	2004	2005
Loss on disposal of property, plant and equipment	57,571	68,457	26,935
Employee reduction expenses (Note 9)	64,108	112,526	109,410
Amortization of goodwill (Note 22)	13,448	13,448	—
Impairment loss of property, plant and equipment (Note 17)	24,600	34,345	—
Donation	10,080	9,992	8,079
Others	46,625	45,396	57,070

	216,432	284,164	201,494

9.	EMPLOYEE REDUCTION EXPENSES

In accordance with the Group’s voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 109,410 during the year ended December 31, 2005 (2004: RMB 112,526; 2003: RMB 64,108) in respect of the voluntary resignation of approximately 1,645 employees (1,500 employees in 2004 and 950 employees in 2003).

10.	NET FINANCING COSTS

Net financing costs represent:

	Years ended December 31,
	2003	2004	2005
Interest expenses, net	415,935	325,033	276,174
Interest income	(27,419)	(42,830)	(39,631)
Foreign exchange losses, net	3,505	9,805	(57,145)

	392,021	292,008	179,398

Interest costs capitalized as a component of the cost of construction in progress amounted to RMB 14,095, RMB 23,801 and RMB 33,183 in 2003, 2004 and 2005 respectively. Interest costs have been capitalized at a rate of 2.98% - 5.56% per annum (2004: 2.98%-5.58%; 2003: 2.98%-5.31%) for construction in progress.

11.	TAXATION

(a)	Taxation in the consolidated income statement represents:

	Years ended December 31,
	2003	2004	2005
Provision for PRC income tax for the year	249,285	725,897	340,532
Deferred tax	(8,229)	(13,257)	25,768
Tax refund	(92,167)	(75,579)	—

	148,889	637,061	366,300

A reconciliation of the income tax calculated at the applicable tax rate with income tax expense is as follows:

	Years ended December 31,
	2003	2004	2005
Income before income tax	1,594,189	4,696,229	2,287,594

Expected PRC taxation at statutory tax rate of 15%	239,128	704,435	343,139
Non-deductible expenses	6,688	6,401	16,824
Non-taxable earnings	(7,032)	(7,589)	(4,438)
Tax effect of unused tax losses not recognized for deferred tax	—	3,487	7,090
Income tax refund	(92,167)	(75,579)	—
Differential tax rate on subsidiaries’ income	2,272	5,906	3,685

Income tax expense	148,889	637,061	366,300

The charge for income tax is calculated at the rate of 15% (2004: 15%; 2003: 15%) on the estimated assessable income of the year determined in accordance with relevant income tax rules and regulations. The Group did not carry out business overseas and therefore does not incur overseas income tax. Up to the date of approval of these financial statements, the Company has not received notice from the Ministry of Finance that the 15% tax rate will be revoked in 2005 or in the future. It is possible that the Company’s tax rate will increase in the future, however management feels that 15% is the applicable rate for 2005 and future periods when temporary tax differences are expected to reverse.

11.	TAXATION (continued)

(b)	Deferred taxation:

(i)	Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the tables below:

	Assets		Liabilities		Net balance
	December 31,		December 31,		December 31,
	2004	2005	2004	2005	2004	2005
Current
Provisions	32,600	11,396	—	—	32,600	11,396
Non-current
Provisions for impairment losses	8,842	8,842	—	—	8,842	8,842
Lease prepayments	19,928	19,403	—	—	19,928	19,403
Capitalization of borrowing costs	—	—	(12,453)	(16,492)	(12,453)	(16,492)

Deferred tax assets/ (liabilities)	61,370	39,641	(12,453)	(16,492)	48,917	23,149

There is no other significant deferred tax asset or liability that has not been provided for in the financial statements.

(ii)	Movement in deferred tax assets and liabilities are as follows:

	Balance at January 1, 2003	Recognized in consolidated statements of income	Balance at December 31, 2003
Current
Provisions	15,171	5,992	21,163
Non-current
Provision for impairment losses	—	3,690	3,690
Lease prepayments	20,978	(525)	20,453
Capitalization of borrowing costs	(8,718)	(928)	(9,646)

Net deferred tax assets	27,431	8,229	35,660

	Balance at January 1, 2004	Recognized in consolidated statements of income	Balance at December 31, 2004
Current
Provisions	21,163	11,437	32,600
Non-current
Provision for impairment losses	3,690	5,152	8,842
Lease prepayments	20,453	(525)	19,928
Capitalization of borrowing costs	(9,646)	(2,807)	(12,453)

Net deferred tax assets	35,660	13,257	48,917

11.	TAXATION (continued)

	Balance at January 1, 2005	Recognized in consolidated statements of income	Balance at December 31, 2005
Current
Provisions	32,600	(21,204)	11,396
Non-current
Provision for impairment losses	8,842	—	8,842
Lease prepayments	19,928	(525)	19,403
Capitalization of borrowing costs	(12,453)	(4,039)	(16,492)

Net deferred tax assets	48,917	(25,768)	23,149

As of December 31, 2005, certain subsidiaries of the Company had tax value of losses carried forward for PRC income tax purpose of RMB 41,679 which were available to offset future PRC taxable income of respective subsidiaries, if any. The net losses, if not utilized, will expire in 2007 through 2010.

12.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to shareholders of RMB 1,850,449 (2004: RMB 3,971,103, 2003: RMB 1,401,690) and 7,200,000,000 (2004: 7,200,000,000; 2003: 7,200,000,000) shares in issue during the year.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for each of the years in the three-year period ended December 31, 2005.

13.	DIVIDEND

(a)	Dividend attributable to the year:

	Years ended December 31,
	2003	2004	2005
Final dividend proposed after the balance sheet date of RMB 0.10 per share (2004: RMB 0.20 per share, 2003: RMB 0.08 per share)	576,000	1,440,000	720,000

Pursuant to a resolution passed at the directors’ meeting on March 24, 2006, a final dividend of RMB 0.10 per share totaling RMB 720,000 (2004: RMB 1,440,000; 2003: RMB 576,000) was proposed for shareholders’ approval at the Annual General Meeting. The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

13.	DIVIDEND (continued)

(b)	Dividend attributable to the previous financial year, approved and paid during the year:

	Years ended December 31,
	2003	2004	2005
Final dividend in respect of the previous financial year, approved and paid during the year, of RMB 0.20 per share (2004: RMB 0.08; 2003: RMB 0.05)	360,000	576,000	1,440,000

14.	INVENTORIES

Inventories in the balance sheet comprise:

	December 31,
	2004	2005
Raw materials	1,163,508	1,050,904
Work in progress	1,340,643	1,592,298
Finished goods	758,081	895,951
Spare parts and consumables	465,517	575,825

	3,727,749	4,114,978

At December 31, 2005, the Group had inventories carried at net realizable value with carrying amount of RMB 187,129 (2004: RMB 104,130).

Allowance for diminution in value of inventories is analyzed as follows:

At January 1, 2003	26,672
Provision for the year	49,560
Written-off	(7,721)

At December 31, 2003	68,511
Provision for the year	4,450
Written-off	(16,291)

At December 31, 2004	56,670
Provision for the year	1,636
Written-off	(8,236)

At December 31, 2005	50,070

15.	TRADE DEBTORS

Trade debtors comprise:

	December 31,
	2004	2005
Trade debtors	440,635	278,011
Less: Impairment losses for bad and doubtful debts	(45,282)	(25,845)

	395,353	252,166

Impairment losses for bad and doubtful debts is analyzed as follows:

At January 1, 2003	43,339
Provision for the year	33,644
Written-off	(37,172)

At December 31, 2003	39,811
Provision for the year	22,814
Written-off	(17,343)

At December 31, 2004	45,282
Provision for the year	13,683
Written-off	(33,120)

At December 31, 2005	25,845

16.	OTHER DEBTORS AND PREPAYMENTS

Other debtors and prepayments comprise:

	December 31,
	2004	2005
Purchase deposits	166,724	134,577
Prepayments in connection with construction work and equipment purchases	126,591	150,174
Sundry debtors	241,907	170,292

	535,222	455,043

17.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise:

	Buildings	Plant and other fixed assets	Total
Cost or valuation:

At January 1, 2004	5,080,323	25,441,075	30,521,398
Additions	22,582	184,902	207,484
Transferred from construction in progress (Note 19)	268,295	692,752	961,047
Disposals	(47,027)	(454,790)	(501,817)

At December 31, 2004	5,324,173	25,863,939	31,188,112

At January 1, 2005	5,324,173	25,863,939	31,188,112
Additions	—	164,816	164,816
Transferred from construction in progress (Note 19)	215,194	808,233	1,023,427
Disposals	(37,480)	(134,456)	(171,936)

At December 31, 2005	5,501,887	26,702,532	32,204,419

Accumulated depreciation and impairment losses:

At January 1, 2004	2,591,695	11,909,599	14,501,294
Charge for the year	224,480	1,568,604	1,793,084
Impairment loss	—	34,345	34,345
Written back on disposals	(11,924)	(335,012)	(346,936)

At December 31, 2004	2,804,251	13,177,536	15,981,787

At January 1, 2005	2,804,251	13,177,536	15,981,787
Charge for the year	174,911	1,517,302	1,692,213
Written back on disposals	(25,653)	(95,095)	(120,748)

At December 31, 2005	2,953,509	14,599,743	17,553,252

Net book value:

At December 31, 2005	2,548,378	12,102,789	14,651,167

At December 31, 2004	2,519,922	12,686,403	15,206,325

17.	PROPERTY, PLANT AND EQUIPMENT (continued)

All of the Group’s buildings are located in the PRC (including Hong Kong).

Buildings in Hong Kong with a net book value of RMB 35,314 (2004: RMB 36,500) were held under medium-term leases.

The Company was established in the PRC on June 29, 1993 as a joint stock limited company as part of the restructuring of Shanghai Petrochemical Complex (“SPC”). On the same date, the principal business undertakings of SPC together with the relevant assets and liabilities were taken over by the Company. As required by the relevant PRC rules and regulations, a valuation of the assets and liabilities to be injected into the Company was carried out as at January 1, 1993 by the State-owned Assets Administration Bureau and the injected assets and liabilities were reflected in the financial statements on this basis.

In accordance with IAS 16, subsequent to this revaluation, which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Based on a revaluation performed as of February 5, 2005, which was based on depreciated replacement costs, the carrying value of property, plant and equipment did not differ materially from their fair value.

18.	INVESTMENT PROPERTY

	2004	2005
Cost:
At January 1	—	512,343
Additions	512,343	16,122

At December 31	512,343	528,465

Accumulated depreciation:
At January 1	—	1,036
Charge for the year	1,036	12,847

At December 31	1,036	13,883

Net book value:
At December 31	511,307	514,582

Investment property represents certain floors of an office building rented out under the terms of operating leases.

The fair value of the investment property of the Group as at December 31, 2005 was estimated by the directors to be approximately RMB 596,598 by reference to market conditions (2004: RMB565,214). The investment property has not been valued by an external independent valuer.

Rental income of RMB 18,681 was received by the Group during the year ended December 31, 2005 (2004: RMB Nil).

19.	CONSTRUCTION IN PROGRESS

Construction in progress comprises costs incurred on property, plant and equipment not yet commissioned. The movement of construction in progress is as follows:

	2004	2005
At January 1	385,373	807,477
Additions	1,895,494	1,003,326
Transferred to property, plant and equipment (Note 17)	(961,047)	(1,023,427)
Transferred to investment property	(512,343)	—

At December 31	807,477	787,376

20.	INTERESTS IN ASSOCIATES

	December 31,
	2004	2005
Share of net assets	1,906,917	2,130,803

The above amount represents the share of net assets of the Company’s interest in its associates.

The particulars of these associates, which are limited companies established and operating in the PRC, which principally affected the results or assets of the Group at December 31, 2005 are as follows:

Company	Registered Capital		Percentage of equity held by the Company	Percentage of equity held by subsidiaries	Principal activities
			%	%
Shanghai Chemical Industry Park Development Company Limited	RMB	2,372,439	38.26	—	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC
Shanghai Secco Petrochemical Company Limited	US$	901,441	20	—	Manufacturing and distribution of chemical products
Shanghai Jinpu Plastics Packaging Material Company Limited	US$	20,204	—	50	Production of polypropylene film
Shanghai Jinsen Hydrocarbon Resins Company Limited	US$	23,395	—	40	Production of resins products

21.	INVESTMENTS

Investments comprise:

	December 31,
	2004	2005
Investments in joint ventures	353,433	335,785
Other unlisted investments	337,353	385,806

	690,786	721,591
Less provision for impairment losses	(60,409)	(56,228)

	630,377	665,363

The Group’s other investments in joint ventures include non-controlling equity investments in various enterprises which are mainly engaged in manufacturing or rendering of services related to the Group’s operations. The Group’s share of results attributable to these investments during the year ended December 31, 2005 and 2004 is not material in relation to the profit of the Group for the said period.

22.	GOODWILL

	December 31,
	2004	2005
Goodwill through acquisition of subsidiaries	134,482	134,482
Opening balance adjustment to eliminate accumulated amortization	—	(112,067)
Less accumulated amortization	(112,067)	—

	22,415	22,415

On August 16, 1996, the Company acquired the entire equity interest in Shanghai Jinyang Acrylic Fibre Plant (“Jinyang”) for a consideration of RMB 38,800 satisfied in cash. Goodwill of RMB 134,482 on acquisition has been recognized in the financial statements and was included in interests in subsidiaries.

Prior to January 1, 2005, goodwill not already recognized directly in reserves was amortized on a straight-line basis over ten years. The amortization of goodwill for year ended December 31, 2004 was included in “other operating expenses” in the consolidated income statement. As explained further in Note 3(a), with effect from January 1, 2005, the Company no longer amortizes goodwill. In accordance with transitional provisions set out in IFRS 3, the accumulated amortization of goodwill as at January 1, 2005 has been eliminated against the cost of goodwill as at that date. Such goodwill is tested annually for impairment.

23.	DEFERRED INCOME

	Negative goodwill (Note a)		Net assets obtained (Note b)
	2004	2005	2004	2005
Cost:
At January 1	8,492	8,492	115,177	115,177
Derecognition of negative goodwill	—	(8,492)	—	—

At December 31	8,492	—	115,177	115,177

Accumulated amortization:
At January 1	5,094	5,943	69,108	80,626
Derecognition of negative goodwill	—	(5,943)	—	—
Amortization	849	—	11,518	11,518

At December 31	5,943	—	80,626	92,144

At December 31	2,549	—	34,551	23,033

Note a:

Prior to January 1, 2005, negative goodwill not already recognized in the income statement was amortized on a straight-line basis over ten years. The amortization of negative goodwill for the year ended December 31, 2004 was included in “other operating income” in the consolidated income statements. As explained further in Note 3(a), with effect from January 1, 2005, if the fair value of the net assets acquired in a business combination exceeds the consideration paid, the excess is recognized immediately in the income statement as it arises. In accordance with the transitional arrangements under IFRS 3, previously recognized negative goodwill was derecognized at January 1, 2005, with a corresponding adjustment to the opening balance of retained earnings.

Note b:

In 1998, the Group obtained the assets, liabilities and employees of certain businesses and various other net assets from the Community of Jinshanwei without monetary consideration. The value of net assets obtained amounted to RMB 115,177 and was recorded as deferred income in the consolidated financial statements. The deferred income is amortized on a straight-line basis over 10 years.

24.	DEBT

Short-term debts represent:

	December 31,
	2004	2005
Short-term bank loans	3,612,727	2,523,537
Current portion long-term bank loans	1,257,578	1,373,205

	4,870,305	3,896,742

Loans from a related company	130,000	30,000

	5,000,305	3,926,742

The Group’s short-term debts are used primarily to finance working capital needs. At December 31, 2005, no bank loans were secured by the way of pledge of property, plant and equipment. (2004: RMB Nil). The Group’s weighted average short-term interest rates were 3.56% and 4.53% at December 31, 2004 and 2005, respectively.

The Group’s long-term debts, which are for the addition of plant and equipment and working capital purposes, comprise:

	Interest rate at December 31, 2005	Interest type	December 31,
			2004	2005
Arranged by Central Treasury of the Company:
U.S. Dollar denominated:
Due in 2007	4.42%	Floating	416,402	397,112
Payable semi-annually through 2008 (note (a))	1.80%	Fixed	52,434	41,123

Renminbi denominated:
Due in 2005	4.94% - 5.58%	Fixed	1,100,000	—
Due in 2006	5.18% - 5.56%	Fixed	1,220,000	1,220,000
Due in 2006	5.18%	Fixed	170,000	120,000
Due in 2008	5.18%	Fixed	—	700,000
Other loans due in 2015	Interest free	—	15,000	15,000

24.	DEBT (continued)

	Interest rate at December 31, 2005	Interest type	December 31,
			2004	2005
Arranged by subsidiaries:

U.S. Dollar denominated:
Payable annually through 2011	Interest free	—	20,856	17,431

Renminbi denominated:
Payable annually from 2001 through 2005	Interest free	—	7,400	—
Payable due in 2008	5.18%	Fixed	—	110,000
Payable annually through 2010	Interest free	—	123,000	102,500
Payable annually through 2011 and after	Interest free	—	12,600	10,800
Due in 2006 and thereafter	5.18% - 5.58%	Fixed	134,500	116,500

Total long-term loans outstanding			3,272,192	2,850,466

Less: Amounts due within one year			(1,257,578)	(1,373,205)

Amounts due after one year			2,014,614	1,477,261

(a)	Guaranteed by China Petrochemical Corporation

The weighted average short-term interest rates for the Group was 4.53% at December 31, 2005 (2004: 3.56%).

The aggregate maturities of long-term loans subsequent to December 31, 2005 are as follows:

2006	1,373,205
2007	530,817
2008	876,328
2009	25,205
2010	19,706
Thereafter	25,205

2,850,466

Included in short-term and long-term debts are the following amounts denominated in currencies other than the functional currency of the entity to which they relate:

	December 31,
	2004		2005
United Stated Dollars	USD	367,490	USD	340,154
Hong Kong Dollars	HKD	170,000		—

25.	SHARE CAPITAL

Share capital represents:

	December 31,
	2004	2005
Registered, issued and paid up capital:
4,870,000,000 A shares of RMB 1.00 each	4,870,000	4,870,000
2,330,000,000 H shares of RMB 1.00 each	2,330,000	2,330,000

	7,200,000	7,200,000

All the A and H shares rank pari passu in all respects.

26.	SHARE PREMIUM AND RESERVES

Movements on reserves comprise:

	2004	2005
Share premium (Note a)

Balance at January 1 and December 31	2,420,841	2,420,841

Statutory surplus reserve (Note b)

Balance at January 1	1,060,664	1,457,791
Appropriation	397,127	170,463

Balance at December 31	1,457,791	1,628,254

Statutory public welfare fund (Note c)

Balance at January 1	978,575	1,375,702
Appropriation	397,127	170,463

Balance at December 31	1,375,702	1,546,165

General surplus reserve (Note d)

Balance at January 1 and December 31	82,089	82,089

Capital reserve fund (Note e)

Balance at January 1 and December 31	4,180	4,180

Discretionary surplus reserve (Note f)

Balance at January 1 and December 31	1,280,514	1,280,514

Excess over share capital (Note g)

Balance at January 1 and December 31	(148,604)	(148,604)

Retained earnings (Note h)

Balance at January 1 and December 31	4,744,476	4,816,548

	11,216,989	11,629,987

26.	SHARE PREMIUM AND RESERVES (continued)

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

Note c

According to the Company’s Articles of Association, the Company is required to transfer 5% to 10% of its profit after taxation, as determined under PRC Accounting Rules and Regulations, to the statutory public welfare fund. This fund can only be utilized on capital items for the collective benefits of the Company’s employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than in liquidation. The transfer to this reserve must be made before distribution of a dividend to shareholders. The Directors have resolved to transfer 10% (2004: 10%) of the current year’s profit after taxation to the fund.

Note d

When the statutory public welfare fund is utilized, an amount equal to the lower of cost of the assets and the balance of the statutory public welfare fund is transferred from the statutory public welfare fund to the general surplus reserve. This reserve is non-distributable other than in liquidation. When the relevant assets are disposed of or written off, the original transfers from the statutory public welfare fund are reversed. In 2005, the Company did not utilize the statutory public welfare fund (2004: RMB Nil). As at December 31, 2005, the net book value of assets acquired utilizing the statutory public welfare fund was RMB 33,925 (2004: RMB 37,282).

26.	SHARE PREMIUM AND RESERVES (continued)

Note e

This reserve represents gifts or grants received from China Petrochemical Corporation, the ultimate parent company and which are required to be included in this reserve fund by PRC regulations.

Note f

The transfer to this reserve from the retained profits is subject to the approval by shareholders at general meetings. Its usage is similar to that of statutory surplus reserve.

Note g

Effective January 1, 2002, land use rights which are included in lease prepayments are carried at historical cost base. Accordingly, the surplus on the revaluation of land use rights net of deferred tax asset are reversed to shareholders’ equity. Under PRC Accounting Rules and Regulations, land use rights are carried at revalued amounts.

Note h

According to the Company’s Articles of Association, the reserve available for distribution is the lower of the amount determined under PRC Accounting Rules and Regulations and the amount determined under IFRSs. As of December 31, 2005, the reserve available for distribution was RMB 4,573,608 (2004: RMB 4,649,907). Final dividend of RMB 720,000 (2004: RMB 1,440,000) in respect of the financial year 2005 was declared after the balance sheet date.

27.	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

The Group had capital commitments outstanding at December 31, 2005 not provided for in the financial statements as follows:

Property, plant and equipment

Contracted but not provided for	222,711
Authorized by the Board but not contracted for	1,501,490

1,724,201

(b)	Contingent liabilities

At December 31, 2005, the Group was contingently liable with respect to guarantees issued to banks in favour of associates and joint ventures of RMB 68,300 (2004: RMB 101,886).

Guarantees issued to banks in favour of associates and joint ventures are given to the extent of the Company’s respective interest in these entities. The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognize any such losses under guarantees when those losses are estimable. At December 31, 2004 and 2005, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Company’s obligation under the guarantees arrangement.

28.	RETIREMENT SCHEMES

As stipulated by the regulations of the PRC, the Group participates in a defined contribution retirement plan organized by the Shanghai Municipal Government for its staff. The Group is required to make contributions to the retirement plan at a rate of 22% of the salaries, bonuses and certain allowances of its staff in 2005 (2004: 22.5% from January to July and 22% from August to December). A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his retirement date. The Group has no other material obligation for the payment of pension benefits associated with this plan beyond the annual contributions described above. In addition, pursuant to a document “Lao Bu Fa (1995) No.464” dated December 29, 1995 issued by the Ministry of Labor of the PRC, the Company has set out a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Company for five years or more may participate in this plan. The Company and participating employees make defined contributions to their pension savings accounting according to the plan. The assets of this plan are held separately from those of the Company in an independent fund administered by a committee consisting of representatives from the employees and the Company. In April 2003, the Company revised certain terms of the plan and increased the amounts of contributions. For the year ended December 31, 2005, the Company’s contribution to this plan amounted to RMB 47,852 (2004: RMB 42,379).

29.	RELATED PARTY TRANSACTIONS

(a)	Most of the transactions undertaken by the Group during the year ended December 31, 2005 have been affected with such counterparties and on such terms as have been determined by China Petroleum & Chemical Corporation (“Sinopec Corp”), the immediate parent company, and relevant PRC authorities.

Sinopec Corp negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. During the year ended December 31, 2005, the value of crude oil purchased in accordance with Sinopec Corp’s allocation was as follows:

	Years ended December 31,
	2003	2004	2005
Purchases of crude oil	15,904,304	19,563,608	27,180,740

29.	RELATED PARTY TRANSACTIONS (continued)

(b)	Other transactions between the Group and other related parties during the year ended December 31, 2005 were as follows:

	Years ended December 31,
	2003	2004	2005
Sales of goods and service fee income	10,481,474	15,334,038	20,068,746
Purchases other than crude oil	757,053	961,919	2,318,351
Insurance premiums paid	85,460	97,332	95,521
Research and development expenses	25,000	—	—
Net withdrawal from deposits in related party	(197,366)	(11,416)	(70,389)
Interest received and receivable	1,580	4,894	1,035
New loans obtained from a related party	130,000	130,000	130,000
Loans repaid to a related party	130,000	130,000	130,000
Interest paid and payable	6,774	6,643	6,649
Transportation fee	44,733	151,163	415,497
Construction and installation fees	297,525	199,676	183,191
Proceeds from sales of property, plant & equipment	—	99,969	62,742
Gains from disposal of investments	—	—	24,063
Sales commissions	—	—	70,752

29.	RELATED PARTY TRANSACTIONS (continued)

(c)	Deposits with related parties

	December 31,
	2004	2005
Deposits, with maturity within 3 months	252,438	181,266

(d)	Loans with related parties

	December 31,
	2004	2005
Short-term loans	130,000	30,000
Long-term loans	—	100,000

	130,000	130,000

(e)	Key management personnel compensation and post-employment benefit plans

	Years ended December 31,
	2003	2004	2005
Short-term employee benefits	2,264	3,114	3,493
Post-employment benefits	19	27	31

	2,283	3,141	3,524

Although certain business activities of the Group are with PRC government authorities and affiliates and other state-owned enterprises, the Group believes that it has provided meaningful disclosure of related party transactions in the above.

30.	OPERATING SEGMENT DATA

Segment information is presented in respect of the Group’s business segments. The format is based on the Group’s management and internal reporting structure. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

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

The Group principally operates in four operating segments: synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. All of the Group’s products are produced through intermediate steps from the principal raw material of crude oil. The specific products of each segment are as follows:

(a)	The synthetic fibers segment produces primarily polyester and acrylic fibers mainly used in the textile and apparel industries.

(b)	The resins and plastics segment produces primarily polyester chips, low density polyethylene resins and films, polypropylene resins and PVA granules. The polyester chips are used in the processing of polyester fibers and construction coating materials and containers. Low density polyethylene resins and plastics are used in cable jacketing, sheeting, the manufacture of moulded products, such as housewares and toys and for agricultural and packaging uses. Polypropylene resins are used in the manufacturing of extruded films or sheets and injection moulded products such as housewares, toys and household electric appliance and automobile parts.

(c)	The intermediate petrochemicals segment primarily produces ethylene and benzene. Most of the intermediate petrochemicals produced by the Group are used by the Group as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibers. A portion of the intermediate petrochemicals as well as certain by-products of the production process are sold to outside customers.

30.	OPERATING SEGMENT DATA (continued)

(d)	The Group’s petroleum products segment has crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstocks of the Group’s downstream processing facilities. Residual oil and low octane gasoline fuels are produced primarily as a co-product of the crude oil distillation process. A proportion of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of other transportation, industrial and household heating fuels, such as diesel oils, jet fuels, heavy oils and liquefied petroleum gases.

(e)	All other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include sales of consumer products, services and a variety of other commercial activities, which are not allocated to the above four operating segments.

Most of the Group’s sales and concentrations of credit risk (see Note 32(b)) are with affiliates of Sinopec Corp or other state-owned enterprises. Export sales accounted for approximately, 5.0%, 0.2% and 0.2% of total sales in 2003, 2004 and 2005 respectively.

30.	OPERATING SEGMENT DATA (continued)

Reportable information on the Group’s operating segments is as follows:

	Years ended December 31,
	2003	2004	2005
Sales and other income

Manufactured Products
Synthetic Fibers
External sales	4,114,966	4,777,981	4,781,787
Intersegment sales	707	63	79

Total	4,115,673	4,778,044	4,781,866

Resins and Plastics
External sales	8,907,410	12,154,361	14,010,287
Intersegment sales	25,850	19,952	53,020

Total	8,933,260	12,174,313	14,063,307

Intermediate Petrochemicals
External sales	3,879,846	5,941,589	6,586,556
Intersegment sales	8,288,481	9,753,690	13,848,105

Total	12,168,327	15,695,279	20,434,661

Petroleum Products
External sales	10,834,580	13,692,352	18,616,544
Intersegment sales	800,070	846,488	1,064,616
Other income (Note 5)	—	—	632,820

Total	11,634,650	14,538,840	20,313,980

All others
External sales	1,830,338	2,836,250	1,960,729
Intersegment sales	3,520,710	3,452,657	3,687,428

Total	5,351,048	6,288,907	5,648,157

Eliminations of intersegment sales	(12,635,818)	(14,072,850)	(18,653,248)

Consolidated sales and other income	29,567,140	39,402,533	46,588,723

External sales include sales to other Sinopec Corp group companies.

30.	OPERATING SEGMENT DATA (continued)

	Years ended December 31,
	2003	2004	2005
Profit from operations
Synthetic Fibers	112,316	250,419	263,359
Resins and Plastics	627,870	1,886,537	1,490,740
Intermediate Petrochemicals	597,411	1,550,796	981,025
Petroleum Products	452,077	986,578	(446,867)
All others	216,729	350,822	239,703

Profit from operations	2,006,403	5,025,152	2,527,960

Share of loss of associates	(24,017)	(36,915)	(60,968)

Net financing costs	(392,021)	(292,008)	(179,398)

	(416,038)	(328,923)	(240,366)

Profit from ordinary activities before taxation	1,590,365	4,696,229	2,287,594
Income tax	(145,065)	(637,061)	(366,300)

Net income	1,445,300	4,059,168	1,921,294

Attributable to:
Equity shareholders of the Company	1,401,690	3,971,103	1,850,449
Minority interests	43,610	88,065	70,845

	1,445,300	4,059,168	1,921,294

30.	OPERATING SEGMENT DATA (continued)

	December 31,
	2003	2004	2005
Assets

Segment assets
Synthetic Fibers	3,034,919	3,168,259	3,052,522
Resins and Plastics	4,138,796	3,981,270	3,326,289
Intermediate Petrochemicals	6,090,790	5,647,630	5,450,842
Petroleum Products	7,383,556	8,075,376	8,055,388
All others	2,338,076	2,589,245	2,173,132

Total segment assets	22,986,137	23,461,780	22,058,173

Interests in associates	1,370,339	1,906,917	2,130,803

Unallocated: (including Cash and cash equivalents, Deposits, Income tax recoverable, Investments, Deferred tax assets and Goodwill)	2,768,981	2,907,904	2,621,395

Consolidated assets	27,125,457	28,276,601	26,810,371

	December 31,
	2003	2004	2005
Liabilities

Segment liabilities
Synthetic Fibers	393,708	286,338	226,760
Resins and Plastics	852,185	728,239	664,392
Intermediate Petrochemicals	371,081	355,975	312,346
Petroleum Products	1,036,311	820,301	882,828
All others	175,076	169,726	92,981

Total segment liabilities	2,828,361	2,360,579	2,179,307

Unallocated: (including Loans, Income tax payable and Deferred income)	8,592,730	7,125,949	5,453,624

Consolidated liabilities	11,421,091	9,486,528	7,632,931

30.	OPERATING SEGMENT DATA (continued)

	Years ended December 31,
	2003	2004	2005
Depreciation and amortization
Synthetic Fibers	261,810	250,930	222,910
Resins and Plastics	359,380	356,097	350,625
Intermediate Petrochemicals	648,628	630,467	596,717
Petroleum Products	409,152	399,200	368,210
All others	193,865	177,581	167,192

Segment depreciation and amortization	1,872,835	1,814,275	1,705,654

Unallocated:	—	1,036	12,847

Consolidated depreciation and amortization	1,872,835	1,815,311	1,718,501

	Years ended December 31,
	2003	2004	2005
Impairment losses
Synthetic Fibers	24,600	34,345	—
Resins and Plastics	—	—	—
Intermediate Petrochemicals	—	—	—
Petroleum Products	—	—	—
All others	—	—	—

Consolidated impairment losses	24,600	34,345	—

	Years ended December 31,
	2003	2004	2005
Total capital expenditures for segment long-lived assets
Synthetic Fibers	123,335	555,441	172,106
Resins and Plastics	121,630	124,768	17,323
Intermediate Petrochemicals	746,555	378,542	497,787
Petroleum Products	188,019	469,080	335,586
All others	105,329	165,783	104,003

Total segment capital expenditures	1,284,868	1,693,614	1,126,805

Unallocated:	—	512,343	16,122

Consolidated capital expenditures for segment long-lived assets	1,284,868	2,205,957	1,142,927

31	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in Note 2. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

Impairments

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognized in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets are not readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

31	ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

Impairment for bad and doubtful debts

The Group estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. The Group bases the estimates on the aging of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

32.	FINANCIAL INSTRUMENTS

Financial assets of the Group include cash and cash equivalents, deposits with banks, investments, trade debtors, bills receivable, deposits, other debtors and prepayments and amounts due from parent companies and fellow subsidiaries. Financial liabilities of the Group include bank loans, trade creditors, bills payable, other creditors and amounts due to parent companies and fellow subsidiaries. The Group does not hold or issue financial instruments for trading purposes. The Group had no positions in derivative contracts that are designated and qualified as hedging instruments at December 31, 2004 and 2005.

(a)	Interest rate risk

The interest rates and terms of repayment of loans of the Group are disclosed in Note 24.

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

Other than the amounts as disclosed in Note 24, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

32.	FINANCIAL INSTRUMENTS (continued)

(d)	Fair value

The following table presents the carrying amounts and fair values of the Group’s long-term bank loans at December 31, 2004 and 2005:

	2004		2005
Liabilities	Carrying amount	Fair value	Carrying amount	Fair value
Long-term bank loans	3,272,192	3,218,533	2,850,466	2,804,295

Long-term bank loans – the fair values are estimated based on applying a discounted cash flow using current market interest rates for similar financial instruments.

Investments are unquoted interests, primarily equity interests in joint ventures. There is no quoted market price for such interest and securities in the PRC, and accordingly a reasonable estimate of fair value could not be made without incurring excessive costs. Further details pertinent to the valuation of these interests are disclosed in Note 21.

The fair values of cash, trade debtors, bills receivable, deposits, other debtors, trade creditors, other creditors and amounts due to/from, parent companies and fellow subsidiaries are not materially different from their carrying amounts.

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

33.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2005

Up to the date of issue of these financial statements, the IASB has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2005 and which have not been adopted in these financial statements:

Effective for accounting period beginning on or after
IFRS 6, Exploration for and evaluation of mineral resources	January 1, 2006
IFRS 7, Financial instruments: disclosures	January 1, 2007
IFRIC 4, Determining whether an arrangement contains a lease	January 1, 2006
IFRIC 5, Rights to interests arising from decommissioning, restoration environmental rehabilitation funds	January 1, 2006
IFRIC 6, Liabilities arising from participating in a specific market- Waste electrical and electronic equipment	December 1, 2005
IFRIC 7, Applying the restatement approach under IAS 29, Financial reporting in hyperinflationary economies	March 1, 2006
IFRIC 8, Scope of IFRS 2	May 1, 2006
IFRIC 9, Reassessment of Embedded Derivatives	June 1, 2006
Amendment to IAS 1, Presentation of financial statements: capital disclosures	January 1, 2007
Amendment to IAS 19, Employee benefits-Actuarial Gains and Losses, Group Plans and Disclosures	January 1, 2006
Amendment to IAS 21, Net investment in a foreign operation	January 1, 2006
Amendment to IAS 39, Financial instrument:
Recognition and measurement
- Cash flow hedge accounting of forecast intragroup transactions	January 1, 2006
- The fair value option	January 1, 2006
- Financial guarantee contracts	January 1, 2006
Amendment to IFRS 1, First-time Adoption of International Financial Reporting Standards	January 1, 2006

33.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31 2005 (CONTINUED)

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. Up to the date of issuance of these financial statements, the Group believes that the adoption of IFRIC 4, IFRIC 5, IFRIC 6, IFRIC 7, IFRIC 8, IFRIC 9 and the amendments to IAS 19, IAS 21, and IFRS 1 are not applicable to any of the Group’s operations and that the adoption of the remainder of the above amendments, new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

34	NON-ADJUSTING POST BALANCE SHEET EVENTS

The Group has been approved by the People’s Bank of China to issue short-term commercial papers with an amount of RMB 2 billion in multiple tranches by the end of February 2007, pursuant to a notice Fa [2006] No.35 (“Notice of People’s Bank of China in respect of the short-term commercial papers issued by Sinopec Shanghai Petrochemical Company Limited”) dated February 15, 2006. The short-term commercial paper obligations will be issued to investors in the PRC inter-bank debenture market. The Company issued the first tranche of the short-term commercial papers on February 27, 2006 with a total amount of RMB 1 billion for a term of 270 days. The proceeds will form part of the Group’s working capital.

35	COMPARATIVE FIGURES

Certain comparative figures have been adjusted or re-classified as a result of the changes in accounting policies. Further details are disclosed in Note 3.

36	PARENT COMPANIES

The Directors consider the immediate parent company and the ultimate parent company at December 31, 2005 to be China Petroleum & Chemical Corporation and China Petrochemical Corporation, respectively, which are incorporated in the PRC. China Petroleum & Chemical Corporation produces financial statements available for public use.

37.	SIGNIFICANT DIFFERENCES BETWEEN IFRSs AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (“U.S. GAAP”)

The Group’s accounting policies conform with IFRSs which differ in certain significant respects from U.S. GAAP. Information relating to the nature and effect of such differences are set out below.

(a)	Foreign exchange gains and losses

Under IFRSs, foreign exchange differences on funds borrowed for construction are capitalized as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. In the years ended December 31, 2003, 2004 and 2005, no foreign exchange differences were capitalized to property, plant and equipment. Under U.S. GAAP, all foreign exchange gains and losses on foreign currency debt are included in current earnings. In 2003 and 2004, the U.S. GAAP adjustments represent the effect of amortization of the remaining amounts previously capitalized. Accordingly, the balances of cost and accumulated depreciation of property, plant and equipment as at December 31, 2005 under IFRSs were higher than the balances under U.S. GAAP by RMB 365,258 and RMB 365,258 respectively (December 31, 2004: RMB 365,258 and RMB 365,258 respectively.)

(b)	Capitalization of property, plant and equipment

In certain years prior to those presented herein, certain adjustments arose between IFRSs and the U.S. GAAP with regard to the capitalization of interest and pre-production results under IFRSs, that were reversed and expensed under U.S. GAAP. For the periods presented herein, no adjustments related to the capitalization of construction costs, including capitalized interest, are necessary. The U.S. GAAP adjustments for 2003 and 2004 represent the amortization effect of the remaining amounts of such originating adjustments described above.

(c)	Revaluation of property, plant and equipment

In the years prior to those presented herein, the property, plant and equipment of the Company were revalued to reflect the then current fair value resulting in a revaluation surplus recorded in the Company’s financial statements. Additional depreciation charges have been taken in the years ended December 31, 2003, 2004 and 2005 on the revaluation surplus of RMB1,576,330. The related equipments were fully depreciated as at December 31, 2004 and the depreciation effect for 2005 represented that of the property and plant.

Under U.S. GAAP, property, plant and equipment are stated at historical cost less accumulated depreciation. However, as a result of the tax deductibility of the revaluation, a deferred tax asset related to the reversal of the revaluation surplus is created under U.S. GAAP with a corresponding increase in shareholders’ equity.

37.	SIGNIFICANT DIFFERENCES BETWEEN IFRSs AND U.S. GAAP (continued)

(d)	Capitalized interest on investment in associates

Under IFRSs, an investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalized. Under U.S. GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee’s activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is initially capitalized and subsequently amortized when the operation of the qualifying assets begin.

(e)	Goodwill and negative goodwill amortization

With effect from January 1, 2005, in accordance with IFRS 3 and IAS 36, the Group no longer amortizes goodwill. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognized when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

Also with effect from January 1, 2005 and in accordance with IFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognized immediately in the income statement as it arises.

Under U.S. GAAP, with reference to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill was no longer amortized beginning January 1, 2002, the date that SFAS No. 142 was adopted. Instead, goodwill has been reviewed for impairment upon adoption of SFAS No. 142 and annually thereafter. In addition, under U.S. GAAP, the unallocated negative goodwill that existed at the date of adoption of SFAS No. 142 was written off effective January 1, 2002 as a cumulative effect of a change in accounting principle.

As a result, there are no differences in respect of goodwill and negative goodwill amortization between IFRSs and U.S. GAAP effective January 1 2005. The difference in the shareholders’ equity represents the three years of amortization of positive goodwill during the period from January 1, 2002 to December 31, 2004 under IFRSs.

Accordingly, the goodwill balance as at December 31, 2005 under IFRSs was lower than the balance under U.S. GAAP by RMB 40,344 (December 31 2004: RMB 40,344). At December 31, 2005, the negative goodwill balance amounted to nil under both IFRSs and U.S. GAAP (December 31 2004: the negative goodwill balance included in deferred income under IFRSs amounted to RMB 2,549 and nil under U.S. GAAP).

37.	SIGNIFICANT DIFFERENCES BETWEEN IFRSs AND U.S. GAAP (continued)

(f)	Presentation of minority interests

Under IFRS, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity shareholders of the Company, and minority interests in the results of the Group for the year are presented in the consolidated statement of income as an allocation of the total net income for the year between the minority interests and the equity shareholders of the Company. Under US GAAP, minority interests at the balance sheet date are presented in the consolidated balance sheet either as liabilities or separately from liabilities and equity. Minority interests in the results of the Group for the year are also separately presented in the consolidated statement of income as a deduction before arriving at net income.

(g)	Basic earnings per share

The calculation of basic earnings per share is based on the net income under U.S. GAAP of RMB 1,869,384 (2004: RMB 4,146,065; 2003: RMB 1,568,439) and the number of shares in issue during the year of 7,200,000,000 (2004: 7,200,000,000; 2003: 7,200,000,000). Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both years.

37.	SIGNIFICANT DIFFERENCES BETWEEN IFRSs AND U.S. GAAP (continued)

The significant differences between the profit attributable to equity shareholders of the Company under IFRSs and net income under U.S. GAAP are as follows:

	Note	2003 RMB		2004 RMB		2005 RMB		2005 US dollar
Profit attributable to equity shareholders of the Company under IFRSs			1,401,690		3,971,103		1,850,449		229,294

U.S. GAAP adjustments:

Foreign exchange gains and losses	(a)		37,054		2,473		—		—
Capitalization of property, plant and equipment	(b)		21,703		21,707		—		—
Depreciation charge on revalued property, plant and equipment	(c)		129,995		129,995		15,881		1,968
Capitalized interest on investment in associates, net of amortization effect	(d)		7,045		36,841		6,396		793
Goodwill amortization	(e)		13,448		13,448		—		—
Negative goodwill amortization	(e)		(13,126)		(849)		—		—
Deferred tax effect of the above adjustments			(29,370)		(28,653)		(3,342)		(414)

Net income under U.S. GAAP			1,568,439		4,146,065		1,869,384		231,641

Basic earnings per share under U.S. GAAP	(g)	RMB	0.22	RMB	0.58	RMB	0.26	US$	0.03

Basic earnings per ADS under U.S. GAAP	(g)	RMB	21.78	RMB	57.58	RMB	25.96	US$	3.22

37.	SIGNIFICANT DIFFERENCES BETWEEN IFRSs AND U.S. GAAP (continued)

The significant differences between total equity attributable to equity shareholders of the Company under IFRSs and net shareholders’ equity under U.S. GAAP are as follows:

	Note	At December 31,
		2004 RMB	2005 RMB	2005 US dollar
Total equity attributable to equity shareholders of the Company under IFRSs		18,416,989	18,829,987	2,333,274

U.S. GAAP adjustments:

Revaluation of property, plant and equipment	(c)	(63,521)	(47,640)	(5,903)
Capitalized interest on investment in associates, net of amortization effect	(d)	89,200	95,596	11,846
Goodwill	(e)	40,344	40,344	4,999
Negative goodwill	(e)	2,549	—	—
Effect of U.S. GAAP adjustment on deferred tax assets		9,528	7,146	885
Effect of U.S. GAAP adjustment on deferred tax liabilities		(13,380)	(14,339)	(1,776)

Net shareholders’ equity under U.S. GAAP		18,481,709	18,911,094	2,343,325

The “Deferred tax effect of the above adjustments” as of December 31, 2003, 2004 and 2005 and for the years then ended is based on the 15% tax rate applicable to the Company through 2005. Up to the date of approval of these financial statements, the Company has not received notice from the Ministry of Finance that 15% tax rate will be revoked in 2005 or in the future. It is possible that the Company’s tax rate will increase in the future, however management feels that 15% is the applicable rate for 2005 and future periods when temporary tax differences are expected to reverse.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: June 30, 2006	/s/ Rong Guangdao
Rong Guangdao, Chairman

Exhibit Index

No.	Exhibit
12.1	Certification of Chairman Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chairman Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.