Form 20-F
period 2007-12-31
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
filed 2008-06-26
CIK 908732

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

Mr. Zhang Jingming

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

Tel: +86 (21) 57943143

Fax: +86 (21) 57940050

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

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

Large Accelerated Filer  ☒                Accelerated Filer  ☐                Non-Accelerated Filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this file:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other “ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.         Item 17  ☐        Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Information in this Annual Report which does not relate to historical financial information may be deemed to constitute forward- looking statements. The words or phrases “may”, “will”, “expect”, “anticipate”, “plan”, “will likely result”, “estimate”, “project”, “believe”, “intends to” or similar expressions identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected in the forward-looking statements. We caution readers not to place undue reliance on any forward looking statements, which speak only as of the date made. We undertake no obligations to update any forward-looking statements to reflect events and circumstances after the date on which the statements are made or reflect the occurrence of unanticipated events. Among the factors that could cause our actual results in the future to differ materially from the forward-looking statements are crude oil purchasing channels and methods, effects of the macroeconomic policy of The People’s Republic of China and government control of currency conversion, and the prices of refined oil products.

EXCHANGE RATES

Unless otherwise specified, references in this Annual Report to “US dollars” or “US$” are to United States dollars, references to “HK dollars” or “HK$” are to Hong Kong dollars and references to “Renminbi” or “RMB” are to Renminbi yuan, the legal tender currency of the PRC.

We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to US dollars have been made at a rate of RMB7.2946 to US$1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007. We do not represent that Renminbi or US dollar amounts could be converted into US dollars or Renminbi, as the case may be, at any particular rate.

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

ii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.	KEY INFORMATION.

A. Selected Financial Data.

Our selected consolidated statements of income and cash flow data for each of the years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 are derived from our consolidated financial statements included in Item 18. Financial Statements. Our selected consolidated statements of income and cash flow data for the years ended December 31, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 are derived from our consolidated financial statements not included in this Annual Report. Our selected consolidated financial data should be read in conjunction with our consolidated financial statements, and the notes thereto, and Item 5. Operating and Financial Review and Prospects. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Selected Consolidated Financial Data

(in thousands, except per share and per ADS data)

	Years Ended December 31,
	2003	2004	2005	2006	2007
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
CONSOLIDATED STATEMENTS OF INCOME DATA
Net sales:
Synthetic fibers	4,092,590	4,751,773	4,763,993	4,711,667	4,328,742
Resins and plastics	8,864,266	12,085,967	13,958,329	15,753,304	15,878,803
Intermediate petrochemicals	3,851,333	5,896,580	6,555,953	6,775,721	9,372,658
Petroleum products	10,329,149	13,101,919	17,954,954	19,387,666	21,036,581
All others	1,805,345	2,827,820	1,956,985	3,289,765	3,637,905
Income from operations	2,006,403	5,025,152	2,527,960	552,907	892,656
Income before income tax	1,590,365	4,696,229	2,287,594	964,200	2,151,352
Net income attributable to equity shareholders of the Company	1,401,690	3,971,103	1,850,449	844,407	1,634,080
Net income attributable to minority interests	43,610	88,065	70,845	66,555	49,056
Basic earnings per share(a)	0.20	0.55	0.26	0.12	0.23
Basic earnings per ADS(a)	19.47	55.15	25.70	11.73	22.70

(a)	The calculation of earnings per share is based on the weighted average number of shares outstanding during the year of 7,200,000,000 in each of 2007, 2006, 2005, 2004 and 2003, respectively. Earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

	Years Ended December 31,
	2003	2004	2005	2006	2007
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
				,
CONSOLIDATED CASH FLOW DATA
Net cash flow generated from operating activities	2,276,957	4,589,711	3,943,578	1,696,615	1,441,998
Capital expenditures	1,284,868	2,205,957	1,142,927	2,008,779	2,134,123
Net proceeds from issuance of corporate bonds	—	—	—	2,977,800	—
Proceeds from loans	7,490,040	5,214,936	9,836,199	13,939,126	17,605,887
Repayment of loans	7,619,254	6,981,696	11,393,941	15,910,127	16,166,938

	Years Ended December 31,
	2003	2004	2005	2006	2007
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
CONSOLIDATED BALANCE SHEET DATA
Property, plant and equipment, net	16,020,104	15,206,325	14,651,167	13,359,862	14,977,237
Total assets	27,101,481	28,276,601	26,810,371	27,406,060	29,853,050
Short term debt(a)	5,574,729	5,000,305	3,926,742	4,270,337	4,091,969
Long term debt (excluding current portion)	3,206,848	2,014,614	1,477,261	1,063,654	639,289
Total equity attributable to equity shareholders of the Company	15,021,886	18,416,989	18,829,987	18,976,343	20,648,038

(a)	Including corporate bonds and current portion of long term debt.

Dividends

The following table sets forth certain information concerning the dividends since January 1, 1994:

Dividend Period	Dividend per Share
January 1, 1994-June 30, 1994	RMB0.04 (US$0.0055)
July 1, 1994-December 31, 1994	RMB0.085 (US$0.0117)
January 1, 1995-June 30, 1995	RMB0.04 (US$0.0055)
July 1, 1995-December 31, 1995	RMB0.09 (US$0.0123)
January 1, 1996-June 30, 1996	RMB0.04 (US$0.0055)
July 1, 1996-December 31, 1996	RMB0.08 (US$0.0110)
January 1, 1997-December 31, 1997	RMB0.06 (US$0.0082)
January 1, 1998-December 31, 1998	RMB0.03 (US$0.0041)
January 1, 1999-December 31, 1999	RMB0.05 (US$0.0069)
January 1, 2000-December 31, 2000	RMB0.06 (US$0.0082)
January 1, 2001-December 31, 2001	No dividend
January 1, 2002-December 31, 2002	RMB0.05 (US$0.0069)
January 1, 2003-December 31, 2003	RMB0.08 (US$0.0110)
January 1, 2004-December 31, 2004	RMB0.20 (US$0.0274)
January 1, 2005-December 31, 2005	RMB0.10 (US$0.0137)
January 1, 2006-December 31, 2006	RMB0.04 (US$0.0055)
January 1, 2007-December 31, 2007	RMB0.09 (US$0.0123)

See also Item 8.A. Financial Information – Consolidated Statements and Other Financial Information – Dividend Policy.

Exchange Rates

The Chinese government controls its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. See Item 10.D. Additional Information – Exchange Controls.

The following table sets forth information concerning exchange rates between Renminbi and US dollars for the periods indicated:

	Noon Buying Rates (RMB/US$)
Period	Period End	Average(1)	High	Low
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1828	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
December 2007	7.2946	—	7.4120	7.2946
January 2008	7.1818	—	7.2946	7.1818
February 2008	7.1115	—	7.1973	7.1100
March 2008	7.0120	—	7.1110	7.0105
April 2008	6.9870	—	7.0185	6.9840
May 2008	6.9400	—	7.0000	6.9377

Source:	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.
Note:	(1) Determined by averaging the rates on the last business day of each month during the respective period.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Some of our major products are subject to government price controls, and we are not able to pass on all cost increases from rising crude oil prices through higher product prices.

We consume large amounts of crude oil to manufacture our products. While we try to pass on crude oil cost increases with sales price increases, our ability to pass on cost increases to our customers is dependent on market conditions and government regulations. In particular, our major petroleum products such as gasoline, diesel, jet fuel, and LPG are subject to government price controls. In 2005, 2006 and 2007, approximately 58% and 53.96% and 54.06% of our net sales were from products subject to price controls. In 2007, our production costs in RMB terms increased slightly due to the fact that the price of crude oil on the international market continues to rise to record prices. The cost of crude oil accounted for 65.45% of our total cost of sales in 2007, and the average processing costs for crude oil increased by 2.26% compared to 2006. Moreover, the Chinese government controls the distribution of many petroleum products in China. Some of our petroleum products must be sold to designated customers such as the subsidiaries of China Petrochemical Corporation, and we cannot freely sell our petroleum products to take advantage of opportunities for higher prices. Therefore, in periods of high crude oil prices, such as now, we may not be able to fully cover increases in crude oil prices by increases in the sale prices of our petroleum products, which has had and will continue to have a material adverse effect on our financial condition, results of operations or cash flows.

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

The petrochemical business is a capital intensive business. Our ability to maintain and increase our revenues, net income and cash flows depends upon continued capital spending. Our current business strategy contemplates capital expenditures for 2008 of approximately RMB2.5 billion (US$342.72 million), which will be provided through financing activities and use of our own capital. Our actual capital expenditures may vary significantly from these planned amounts due to our ability to generate sufficient cash flows from operations, investments and other factors that may be beyond our control. In addition, there can be no assurance as to whether, or at what cost, our capital projects will be completed or the success of these projects if completed.

As of March 31, 2008, we had aggregate outstanding indebtedness of approximately RMB4,528 million (US$620.73 million). China Petroleum & Chemical Corporation (“Sinopec Corp”), our controlling shareholder, did not provide any guarantee or credit support for our debt for the year ended December 31, 2007 and for the three-month period ended March 31, 2008.

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

If we fail to obtain sufficient funding for our operations or development plans, our business, results of operations and financial condition could be adversely affected.

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

As of June 1, 2008, Sinopec Corp owned 55.56% of our shares. Accordingly, it has voting and management control over us, and its interests may be different from your interests and the interests of our other shareholders. Subject to our Articles of Association and applicable laws and regulations, Sinopec Corp will be in a position to cause us to declare dividends, determine the outcome of corporate actions requiring shareholder approval or effect corporate transactions without the approval of the holders of the H shares and ADSs. Any such increase in our dividend payout would reduce funds available for reinvestment in our business and any such actions or transactions could adversely affect us or our minority shareholders. Additionally, Sinopec Corp completed its initial public offering of shares in late 2000. As a public company, Sinopec Corp may experience changes in its own business strategy and policies. Although we are not currently aware of any such changes, they could, in turn, lead Sinopec Corp to change its policies or practices toward us in ways that we cannot predict, with corresponding unpredictable consequences for our business.

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

China joined the WTO on December 11, 2001. As part of its membership, China has committed to eliminate some tariff and non-tariff barriers to foreign competition in the domestic petrochemical industry that benefited us in the past. In particular, China:

•	has reduced tariffs on imported petrochemicals products that compete with ours from 5% to 17% to 0% to 14%;

•	increased levels of permitted foreign investment in the domestic petrochemicals industry, allowing foreign investors to own 100% of a domestic petrochemicals company from December 11, 2004;

•	has gradually relaxed restrictions on the import of crude oil by non-state owned companies;

•	has granted foreign-owned companies the right to import petrochemical products; and

•	has permitted foreign-owned companies to distribute and market petroleum products in both retail and wholesale markets in China.

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

The value of the Renminbi against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. Historically, the People’s Bank of China has set the conversion of Renminbi into foreign currencies, including US dollars. On July 21, 2005, the PRC government significantly changed its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of certain foreign currencies. Since the adoption of this new policy, the value of Renminbi against the US dollar has fluctuated daily. Due to the devaluation of the US dollar and other reasons, the value of the Renminbi against the US dollar increased in 2007. In addition, the PRC government continues to receive significant international pressure to further liberalize its exchange rate policy and as a result may further change its currency policy.

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

Changes in PRC tax laws may affect our business and operating results.

In June 2007, the State Administration of Taxation issued a notice requesting local tax authorities to immediately cease the implementation of certain preferential tax treatment which was granted to nine joint stock enterprises approved by the State Council in 1993 to offer shares on the Hong Kong Stock Exchange on the basis that such treatment had expired on 31 December, 1997. The notice further required that any difference in the past financial years between the enterprise income tax calculated based on the preferential tax rates that had expired and that calculated based on the applicable regular tax rates should be subject to the PRC Law on Tax Administration and Collection.

We are one of the nine joint stock enterprises and had enjoyed a preferential enterprise income tax rate of 15%. In August 2007, we were notified by the Shanghai tax authorities that from 2007, our income tax rate would be adjusted from the original 15% to 33% with effect from 2007. We currently are unable to determine whether the relevant tax authorities will request payment of the difference in the income taxes for the previous years, and accordingly, we are unable to assess the outcome and the risks associated with this matter. With the implementation of the “Enterprise Income Tax Law of the PRC”, effective January 1, 2008, our income tax rate will become 25%. Our business and operating results will be affected due to the fact that we become subject to the 25% tax rate under the new law. In addition, our historical operating results may not be indicative of our operating results for future periods as a result of the expiration of the 15% tax rate of the Company.

Our inability to gain shareholder approval for certain share reforms required of companies listed on the Shanghai Stock Exchange may adversely affect our market image and our ability to effectuate future transactions such as public offerings on the Shanghai Stock Exchange.

Pursuant to regulations issued by the China Securities Regulatory Commission (the “CSRC”), we were required to gain shareholder approval for and implement certain share reforms in 2006. Under the share reform plans proposed by holders of our non-circulating A Shares in 2006 and 2007, respectively, all non-circulating A Shares would be converted into circulating A Shares and may be sold publicly on the Shanghai Stock Exchange subject to any applicable lock-up period under the condition that holders of our non-circulating A Shares transfer a portion of their A Shares to holders of our circulating A Shares. However, holders of our circulating A Shares rejected both share reform plans. No specific new proposals have yet been presented to implement the required share reforms. We are uncertain as to when such share reforms will be completed. On January 8, 2007, the Shanghai Stock Exchange began to impose stricter regulations on its listed companies that are required but unable to complete the share reforms, including stricter trading information disclosure requirements and greater restrictions on their ability to effectuate future public offerings. Since March 26, 2007, the Shanghai Stock Exchange has required us to make periodically public announcements regarding the status of our share reforms. In addition, the CSRC is expected to more strictly scrutinize any securities-related applications by publicly listed PRC companies that are required to but have failed to complete such share reforms, their major shareholders and ultimate beneficial owners. Our inability to complete such share reforms may adversely affect our market image and our ability to effectuate future transactions such as public offerings on the Shanghai Stock Exchange. The possibility that the CSRC and the Shanghai Stock Exchange will impose more restrictions cannot be eliminated.

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

As most of our business is conducted in China, our operations are governed principally by the laws of China. Despite changes to the PRC Company Law, Chinese legal provisions for the protection of shareholders’ rights and access to information are different and less developed than those applicable to companies formed in the United States, Hong Kong, the United Kingdom and other developed countries or regions. You may not enjoy shareholders’ protections under Chinese law that you would be entitled to in other jurisdictions.

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

We may be classified as a passive foreign investment company (“PFIC”) by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, U.S. investors who owned our ADSs during any taxable year in which we were a PFIC generally are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances. The same adverse U.S. federal income tax consequences will apply to U.S. investors who acquire our ADSs during the current taxable year of 2008 or any subsequent taxable year if we are treated as a PFIC for that taxable year.

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

The Complex and we, as its successor, have undergone four major stages of construction. The first stage of construction (1972 -1976) included reclamation of land and the installation of 18 production units. The second stage of construction (1980-1986) increased the Complex’s capacity for processing crude oil and doubled its capacity for synthetic fiber production. The third stage of construction (1987- 1992) primarily consisted of the installation of a 300,000 ton Rated Capacity ethylene unit, an additional crude oil refining unit and other units for the production of petrochemical products. The third stage of construction completed our transition from a synthetic fiber producer to a highly integrated producer of a wide variety of petrochemical products. The fourth stage of construction (2000-2002) mainly included the 700,000 ton Ethylene Expansion Project and Coal-Fired Power Plant Expansion Project which is described under Item 4. Information on the Company—Property, Plant and Equipment—Capital Expansion Program.

Over the past thirty years, the Company built up an infrastructure system to support its production needs. The Company has its own facilities to supply water, electricity, steam and other utilities and to treat waste water, as well as ocean and inland waterway wharfs and railroad and road transportation facilities.

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

Our H Shares were listed on the HKSE on July 26, 1993. Our ADSs, each representing 100 H Shares, are listed on the New York Stock Exchange (“NYSE”). Our A Shares are listed on the Shanghai Securities Exchange. We were the first Chinese joint stock limited company to have securities concurrently traded in Hong Kong, the United States and China. On November 8, 1993, our A Shares were included in the Shanghai Securities Exchange Stock Index.

Description of Principal Capital Expenditures and Divestitures

In the fourth quarter of 2001, we established a Sino-foreign equity joint venture, Shanghai Secco Petrochemical Company Limited (“Secco”), together with BP Chemicals East China Investments Limited (“BP”) and Sinopec Corp. We own 20%, while BP and Sinopec Corp own 50% and 30% of the equity interest of Secco, respectively. Secco was established to build and operate a 900,000 ton Rated Capacity ethylene petrochemical manufacturing facility in order to manufacture and market ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatics and by-products; provide related after-sales services and technical advice with respect to such petrochemical products and by products; and engage in polymers application development. Secco completed construction in 2005. Secco’s registered capital is US$901,440,964 of which we were obligated to contribute an amount in Renminbi equivalent to US$180,287,952 prior to the end of 2005. As of December 31, 2005, we had contributed such amount in full. For a description of capital expansion projects related to our facilities, see Item 4. Information on the Company—Property, Plant and Equipment—Capital Expansion Program.

B. Business Overview

We are one of the largest petrochemical companies in China based on 2007 net sales and ethylene production. Our highly integrated petrochemical complex processes crude oil into a broad range of products in four major product areas:

•	synthetic fibers,

•	resins and plastics,

•	intermediate petrochemicals, and

•	petroleum products.

Based on 2007 sales volumes, we are a leading Chinese producer of synthetic fibers and resins and plastic products. We believe that we are also a leading competitor in sales of petroleum products and intermediate petrochemicals in our regional markets.

Our net sales by product category, as a percentage of total net sales in each of 2007, 2006 and 2005 are summarized as follows:

Net Sales of RMB54,255 million (US$7,437.69 million) in 2007

Synthetic fibers	7.98%
Resins and plastics	29.27%
Intermediate petrochemicals	17.28%
Petroleum products	38.77%
All others	6.70%
Total	100.00%

Net Sales of RMB49,918 million (US$6,843.14 million) in 2006

Synthetic fibers	9.44%
Resins and plastics	31.56%
Intermediate petrochemicals	13.57%
Petroleum products	38.84%
All others	6.59%
Total	100.00%

Net Sales of RMB45,190 million (US$6,194.99 million) in 2005

Synthetic fibers	10.54%
Resins and plastics	30.89%
Intermediate petrochemicals	14.51%
Petroleum products	39.73%
All others	4.33%
Total	100.00%

We derive a substantial portion of our revenues from customers in Eastern China (principally Shanghai and its six neighboring provinces), an area that has experienced economic growth above the national average in recent years. We believe that we are well-positioned to take advantage of opportunities which may arise through the growth of the Chinese economy generally and in this area in particular. Shown by geographic region and exports, our net sales by product category as a percentage of total net sales for each of 2007, 2006 and 2005 are as follows:

2007 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	79.94	19.32	0.74
Resins and plastics	87.30	12.70	0.00
Intermediate petrochemicals	89.12	9.86	1.02
Petroleum products	98.68	1.32	0.00
Total net sales	92.00	7.64	0.36

2006 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	78.89	19.36	1.75
Resins and plastics	86.26	13.73	0.01
Intermediate petrochemicals	92.02	7.13	0.85
Petroleum products	99.65	0.35	0.00
Total net sales	92.70	6.83	0.47

2005 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	75.86	22.47	1.67
Resins and plastics	92.53	7.46	0.01
Intermediate petrochemicals	91.95	7.80	0.25
Petroleum products	99.33	0.67	0.00
Total net sales	94.28	5.53	0.19

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

In order to support our ethylene expansion and to provide additional capacity and flexibility, we also plan to expand and renovate our oil refining capabilities. This expansion and renovation will enable us to produce additional feedstock for our ethylene expansion. By adding processing units to refine vacuum gas oil (“VGO”)

and residual oil, we should be able to produce more products such as gasoline and diesel products and certain intermediate petrochemical products which can be sold or used as feedstock for our own downstream products.

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

Principal Products

We produce over 60 different types of products representing a broad range of synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. We use many of the important petroleum products and intermediate petrochemicals we produce in producing our own downstream products. The following table shows our 2007 net sales by major product as a percentage of total net sales together with the typical uses of these products.

Product	% of net sales	Typical Use
SYNTHETIC FIBERS
Polyester staple fiber	1.29	Textiles and apparel
Acrylic staple fiber	4.94	Woven into fabrics or blended with other material fabrics to make fabric or acrylic top
Acrylic top	1.11	High bulk hand knitting yarn, blankets and fabrics
Others	0.64

Sub-total	7.98

RESINS AND PLASTICS
Polyester chips	8.49	Polyester fibers, films and containers
PE pellets	10.64	Films, ground sheeting, wire and cable compound and other injection molding products such as housewares and toys
PP pellets	8.59	Extruded films or sheets, injection molded products such as housewares, toys and household electric appliance and automobile parts
PVA	1.13	PVA fibers, building coating materials and textile starch
Others	0.42

Sub-total	29.27

INTERMEDIATE PETROCHEMICALS
Ethylene	1.30	Feedstock for Polyethylene, EG, PVC and other intermediate petrochemicals which can be further processed into resins and plastics and synthetic fiber.
Ethylene oxide	2.20	Intermediate for chemical and pharmaceutical industry, dyes, detergents and auxiliary agents
Benzene	3.88	Intermediate petrochemical products, styrene, plastics, explosives, dyes, detergents, epoxies and nylon
Butadiene	1.79	Synthetic rubber and plastics
Ethylene glycol	3.43	Fine chemicals
Others	4.68

Sub-total	17.28

PETROLEUM PRODUCTS
Gasoline	5.23	Transportation fuels
Diesel	21.06	Agricultural fuels
Jet Fuel	5.57	Transportation fuels
Others	6.91

Sub-total	38.77
All others	6.70

Total	100.00

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

Intermediate Petrochemicals

Ethylene—Ethylene is either directly processed into PE resins or processed into other intermediate petrochemicals. The most important of these is MEG. MEG is a key ingredient in polyester. It is produced by oxidizing ethylene in the ethylene oxide (“EO”)/ethylene glycol (“EG”) unit. Ethylene is also used to produce vinyl acetate which is processed into PVA.

Propylene—Propylene is either processed directly into PP resins or is further processed into other intermediate petrochemicals such as acrylonitrile, acetonitrile, hydroxyl acetonitrile and sodium cyanide. Acrylonitrile is used in producing acrylics.

Aromatics—Vacuum gas oil is passed through the hydrocracker, and the resulting heavy naphtha is fed into the aromatics plants to produce PX and benzene. PX is processed into PTA, one of the principal raw materials in producing polyester.

Resins and Plastics and Synthetic Fibers

We process our intermediate petrochemical products into five kinds of synthetic fiber raw materials: (1) polyester, (2) acrylonitrile, (3) PP, (4) PE and (5) PVA. Each of these five products has its own production line or lines. We further process polyester, acrylonitrile and polypropylene into various types of synthetic fibers.

Polyester—MEG and PTA are fed into a polymerization unit which produces polyester chips and polyester melt. Both chips and melt are used as raw materials in the production of polyester staple and filaments. Some chips are also sold to third parties.

Polyester staple fiber is a multi-strand fiber cut into short lengths which can be spun into fabric on its own or blended with cotton, wool or flax to produce textiles. Polyester filaments are a class of more highly processed polyester materials which have been drawn and oriented to produce a long thread-like fiber.

Acrylonitrile—We produce polyacrylonitrile by feeding acrylonitrile into a polymerization unit. By passing the polyacrylonitrile through the fiber unit, acrylic fiber and acrylic staple fiber are produced, including cotton and wool type staple fibers. Wool acrylic staple fiber can be processed into acrylic wool strips.

Polypropylene—We produce PP resins by feeding propylene into a polymerization unit. Our fiber grade PP resin is the main ingredient for PP fiber production.

Polyethylene—We have three sets of units producing PE, two of which produce LDPE using the kettle type process, and the other unit produces all density PE products using the Borstar bimodal process.

Polyvinyl acetate—PVA granules are produced from vinyl acetate (“VAC”), derived from ethylene.

Raw Materials

Crude Oil

Crude oil is our primary raw material and the most significant raw material we purchase from outside sources. In 2007, crude oil accounted for approximately 65.45% of our total cost of sales. Accordingly, the supply and price of crude oil are key factors in determining our profitability.

Allocation and Transportation—The Chinese government exercises centralized management and control of the distribution of all crude oil, whether from domestic or foreign sources, and major petroleum products within China. Under this system, all our crude oil must be allocated by Sinopec Corp. During 2007, we did not experience any significant problems in obtaining sufficient crude oil to meet our production needs.

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

We have received confirmation from Sinopec Corp that we will receive an allocation of 0.25 million tons of domestic offshore crude oil and 9.95 million tons of foreign crude oil in 2008. Sinopec Corp has further confirmed that, subject to China’s national crude oil policy, it will continue to allocate sufficient quantities and appropriate kinds of crude oil to us, including domestic offshore and foreign crude oil, for our anticipated annual needs. We anticipate fully utilizing our 2008 allocation of crude oil. We believe that the mix of crude oil feedstocks currently available is satisfactory for our 2008 production capacity and targets. Additionally, as part of China’s commitment at its accession into WTO, certain non-state-owned enterprises have been granted an increasing quota to import crude oil. Although we do not expect to obtain crude oil through this channel in the foreseeable future due to the current crude oil allocation system, this may provide us with an alternative source of crude oil supply.

Crude Oil Mix—Our refining equipment is designed to process certain grades of crude oil. Therefore, the origin and quality of the crude oil available can be important to our business. We believe, as we are significantly increasing usage of foreign crude oil, we will continue to be able to obtain such foreign crude oil that is compatible with our refining equipment. The overall mix of foreign versus domestic crude oil we process in 2008 will depend on a variety of factors, including the amount of future allocations of domestic offshore crude oil and the availability, price, quality, processing profitability and compatibility with our refining capabilities of foreign crude oil. Provided there are no significant modifications to the existing crude oil allocation policy, we believe that sufficient supplies of crude oil will be available on the domestic or international markets for our 2008 production capacity and goals.

In 2007, our crude oil was sourced as follows:

Domestic offshore crude oil	3.33%
Foreign crude oil	96.67%
Total:	100.00%

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

Foreign and domestic offshore crude oil is supplied by tanker to our oil terminal wharf. See Item 4.D. Property, Plants and Equipment—Wharfs.

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

Pricing—The price of domestic offshore crude oil is controlled by China National Offshore Oil Corporation (“CNOOC”) and Sinopec Group based on government pricing policies and by reference to the price of the crude oil of the same quality in the international market, while imported crude oil is generally allocated to us at prevailing international market prices. The average cost of foreign and domestic offshore crude oil in 2007 was RMB3,871 (US$530.67) per ton and RMB3,721 (US$510.10) per ton, respectively. In 2007, we processed 8.636 million tons of foreign crude oil and 302,700 tons of domestic offshore crude oil.

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

Coal

Unlike crude oil, coal is not subject to government allocation. We purchase coal directly from the Datong mines in Shanxi Province. Coal is transported by rail from the mines to Qinhuangdao port and shipped by barge to Jinshanwei where it is delivered to the plant via a wharf and conveyer system. Our cost of coal is primarily dependent on transportation charges. Although coal may be purchased from alternative sources, railroad transportation must be obtained by allocation from the Chinese government on a monthly basis.

We expect that our total requirement for coal to generate electricity in 2008 will be approximately 2.04 million tons. In 2007, we consumed approximately 1.73 million tons of coal, an increase from 2006 of approximately 0.13 million tons.

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

We purchase some ancillary raw materials from outside sources. These raw materials include methanol, ammonia, sodium hydroxide, sulfur, acetone, acrylonitrile, PTA, propylene and a variety of catalytic agents. In 2007, the total cost of these materials accounted for approximately 19.05% of our total cost of sales. We do not expect any difficulties in obtaining a supply of any of these ancillary raw materials in amounts sufficient to meet our needs in the foreseeable future.

Sales and Marketing

Distribution

The distribution of our petroleum products is subject to government regulations. We are required to sell certain petroleum products to the subsidiaries of Sinopec Group or customers designated by Sinopec Group. Since the second half of 2005, Sinopec Group has executed reforms to its system of selling petrochemical products and implemented what it refers to as a “Five Consolidations” strategy featuring “consolidated marketing strategy, consolidated promotion, consolidated logistics optimization, consolidated sales and consolidated branding”. As a result, the sales of our major petrochemical products are now conducted in a consolidated manner by sales agents designated by Sinopec Group. However, we have the autonomy to decide on the distribution method of our other products in accordance with market conditions. The products we sold in 2007 that were subject to unified distribution by the government, sales by agents and sales based on our own discretion accounted for 52.12%, 34.57% and 13.31%, respectively, of the total products we sold.

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

We use long-term contracts to sell most of our products. We did not experience significant write-offs or defaults on our accounts receivable or other trade accounts in 2007. We generally do not experience seasonal fluctuations in product sales.

Product breakdown

Synthetic Fibers—In 2007, 16.05% of our synthetic fiber products were purchased by provincial and municipal government trading companies that act as intermediaries between us and end-users. No single customer accounted for more than 11.93% of our sales of synthetic fibers in 2007.

Resins and Plastics—In 2007, approximately 4.45% of our resins and plastics sales were to provincial and municipal government trading companies and approximately 55.22% were sold to industrial users. No single customer accounted for more than 3.43% of our sales of resins and plastics in 2007.

Intermediate Petrochemicals—We sell a variety of intermediate petrochemical products, none of which were sold in substantial quantities.

Shanghai Chlor-Alkali Chemical Co. Ltd. (“Chlor-Alkali”) is the principal outside consumer of our ethylene. In 2007, we sold 8.20 tons of ethylene, representing 9.43% of our total 2007 production of such product, to Chlor-Alkali at prices mutually agreed upon by both parties. We expect to sell 8 tons of ethylene to Chlor-Alkali in 2008.

Petroleum Products—In 2007, our primary gasoline and diesel customer was Sinopec Sales Company Eastern China Branch Company. We sold residual oil directly to industrial end-users for use as industrial fuel and as feedstock to produce light petroleum products.

Product Pricing

Most of our products other than petroleum products are permitted to be sold at market prices. However, three types of petroleum products, gasoline, diesel and jet fuel, and certain other major products we sell are subject to varying degrees of government pricing control and are, accordingly, sold at prices set by the Chinese government, which are often below our costs. In 2005, 2006 and 2007, approximately 58%, 53.96% and 54.06% of our net sales were from products subject to price controls. Price controls may apply to these products in various ways. Such pricing controls are sometimes applied exclusively to our products, exclusively to our competitors’ products or sometimes applied to neither our products nor our competitors’ products. We believe that the Chinese government will continue relaxing state control over the pricing of petroleum products over time.

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

Competition

We compete principally in the Chinese domestic market where 99.64% of our products were sold in 2007. In addition, the limited transportation infrastructure in China and the difficulties involved in transporting petrochemical products force companies to compete primarily on a regional basis. In 2007, 91.99% of our net sales were made to customers in Eastern China.

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

Foreign Competition and the World Trade Organization

China joined the WTO on December 11, 2001. As part of its membership commitments, China agreed to eliminate certain tariff and non-tariff barriers to foreign competition in the domestic petrochemical industry that benefited us in the past. In particular, China has reduced tariffs on imported petrochemicals products that compete with ours from between 5% to 17% to between 0% to 14% with further reductions planned until they reach a range of between 0% and 6.5%. In accordance with its WTO commitments, China has made or plans to make the following changes:

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

Synthetic Fibers

In 2007, we had an approximate 1.56% share and imports had an approximate 3.69% share of total domestic polyester, acrylic and polypropylene consumption. We attribute the high level of imports to a variety of factors, including a shortage in the domestic supply and the importation of synthetic fibers into special economic zones in China, where tariffs are not imposed on imports processed for re-export.

The following table summarizes the competitive position of our principal synthetic fibers according to domestic sales in 2007.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal domestic competitor’s share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Polyester staple fiber	1.04	15	Jiangsu	8.5	2.96
Acrylic	19.90	1	Jilin	12.09	25.52

Sources:	Statistics provided to us by the Sinopec Group and the China National Council of Textiles.

Resins and Plastics

In 2007, we had an approximate 4.85% share and imports had an approximate 25.84% share of total domestic resins and plastics consumption. The following table summarizes the competitive position of our principal resins and plastics products according to domestic sales in 2007.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Polyester chips	5.48	12	Jiangsu	10.50	3.09
PE	4.75	2	Beijing	8.62	40.57
PP	4.39	2	Nanjing	6.69	30.60

Sources:	Statistics provided to us by Sinopec Group.

Intermediate Petrochemicals

In 2007, we were one of the largest sellers of intermediate petrochemicals in China and held an approximate 5.06% share of the total domestic consumption. Imports had an approximate 31.41% share of domestic consumption. Ethylene, benzene and butadiene are our major intermediate petrochemical products. In 2007, we were a major ethylene producer in China. The following table summarizes the competitive position of our principal intermediate petrochemicals according to domestic sales in 2007.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Ethylene glycol	6.22	1	Jiangsu	3.51	76.33

Petroleum Products

In 2007, we had an approximate 2.09% share of the total domestic petroleum products market while imports had an approximate 5.17% share. Although we have one of the largest refining capabilities in China, we use most of our refining capacity to produce feedstock for our own downstream processing of petrochemical products.

The domestic markets for each of our major petroleum products are geographically concentrated because these markets tend to be highly localized with individual producers controlling a large share of the markets in their locality. In 2007, we sold approximately 98.68% of our petroleum products in Eastern China.

Investments

We established Secco, a Sino-foreign equity joint venture, in late 2001 together with BP and Sinopec Corp., primarily to build and operate a 900,000 ton Rated Capacity ethylene petrochemical manufacturing facility. Secco completed construction and commenced its manufacturing operations in 2005. We own 20% of the equity interest of Secco.

In 2007, Secco achieved a total sales revenue of RMB24.219 billion, representing a year-on-year growth of 11.14% from its sales revenue of RMB21.791 billion in the preceding year. Secco’s total profit in 2007 was RMB2.959 billion, rising by 8.55% from the profit of RMB2.726 billion in the preceding year. In 2007, the market price of crude oil overall showed a trend of continuing increase. The average price of the raw materials used by Secco increased by 12.40% in 2007 from that in 2006. To reduce the pressure resulting from the rising price of raw materials, Secco took a series of measures to control its costs, such as adjusting the mix of its production, improving the availability of its production equipment and further reducing its units’ consumption of materials, allowing it to retain its profit rate in 2007, and even achieving slight growth.

Environmental Protection

We are subject to national and local environmental protection regulations, which currently impose a graduated schedule of fees for the discharge of waste substances, require the payment of fines for pollution and provide for the forced closure of any facility that fails to comply with orders requiring it to cease or cure certain environmentally damaging practices. We have established environmental protection systems which consist of pollution control facilities to treat certain of our waste materials and to safeguard against accidents. Because of the nature of our business, however, we store and discharge into the environment a significant amount of waste substances. During 2007, we were assessed a total of RMB36.92 million (US$5.06 million) in fees for discharges of waste substances. As of June 1, 2008, we had not been assessed any fines for environmental violations and there were no actions pending or, to our knowledge, threatened which would result in the assessment of such a fine.

We believe our environmental protection facilities and systems are adequate for the existing national and local environmental protection regulations. However, there can be no assurance that Chinese national or local authorities will not impose additional regulations that would require additional expenditures in respect of environmental matters in the future.

Insurance

We currently maintain insurance coverage with Sinopec Group which, as of December 31, 2007, was approximately RMB23.2 billion (US$3.18 billion) on our property and facilities and approximately RMB1.8 billion (US$0.25 billion) on our inventory. Transportation vehicles and products in transit are not insured by Sinopec Group. We maintain insurance policies for these assets with The People’s Insurance Company of China. The Sinopec Group insurance coverage is compulsory and applies to all enterprises controlled by Sinopec Group, pursuant to guidelines of Sinopec Group which may not be legally enforceable against Sinopec Group. Thus, there is doubt under Chinese law as to whether we could enforce insurance claims against Sinopec Group.

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

Overview

Sinopec Corp is an integrated petroleum and petrochemical company with upstream, midstream and downstream operations. Based on trading volume in 2007, Sinopec Corp is one of the largest publicly listed companies in China and one of the largest petroleum and petrochemical companies in both China and Asia. Sinopec Corp is one of the largest refiners, distributors and marketers of gasoline, diesel, jet fuel and most other major refined products in China and Asia with principal markets in the eastern and southern regions of China. Sinopec Corp is also a producer and distributor of petrochemicals in China and additionally explores, develops and produces crude oil and natural gas principally to supply its refining and chemical operations.

Subsidiaries

Details of Sinopec Corp’s principal subsidiaries are given in the table below. Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong respectively, all of the below principal subsidiaries are incorporated in China.

			Percentage of equity
Name of company	Particulars of issued capital	Type of legal entity	held by Sinopec Group	held by Sinopec Group’s subsidiary	Principal activities
	(millions)		(%)	(%)
China Petrochemical International Company Limited	RMB1,663	Limited company	100.00	—	Trading of petrochemical products

Sinopec Sales Company Limited	RMB1,700	Limited company	100.00	—	Marketing and distribution of refined petroleum products

Sinopec Yangzi Petrochemical Company Limited	RMB16,337	Limited company	100.00	—	Manufacturing of intermediate petrochemical products and petroleum products

Sinopec Zhongyuan Petroleum Company Limited	RMB875	Limited company	100.00	—	Exploration and production of crude oil and natural gas

Sinopec Shengli Oil Field Dynamic Company Limited	RMB364	Limited company	100.00	—	Exploration and production of crude oil and distribution of petrochemical products

Sinopec Fujian Petrochemical Company Limited	RMB2,253	Limited company	50.00	—	Manufacturing of plastics, intermediate petrochemical products and petroleum products

Sinopec Shanghai Petrochemical Company Limited	RMB7,200	Limited company	55.56	—	Manufacturing of synthetic fibers, resin and plastics, intermediate petrochemical products and petroleum products

Sinopec Kantons Holdings Limited	HK$104	Limited company	—	72.34	Trading of crude oil and petroleum products

			Percentage of equity
Name of company	Particulars of issued capital	Type of legal entity	held by Sinopec Group	held by Sinopec Group’s subsidiary	Principal activities
	(millions)		(%)	(%)

Sinopec Wuhan Petroleum Group Company Limited	RMB147	Limited company	46.25	—	Marketing and distribution of refined petroleum products

Sinopec Yizheng Chemical Fiber Company Limited	RMB4,000	Limited company	42.00	—	Production and sale of polyester chips and polyester fibers

Sinopec Zhongyuan Petrochemical Company Limited	RMB2,400	Limited company	93.51	—	Manufacturing of chemical products

Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	RMB 830	Limited company	60.00	—	Marketing and distribution of refined petroleum products

BP Sinopec (Zhejiang) Petroleum Company Limited	RMB800	Limited company	60.00	—	Marketing and distribution of refined petroleum products

Sinopec Qingdao Refining and Chemical Company Limited	RMB800	Limited company	85.00	—	Manufacturing of intermediate petrochemical products and petroleum products

China International United Petroleum and Chemical Company Limited	RMB223	Limited company	100.00		Trading of crude oil and petrochemical products

Sinopec Hainan Refining and Chemical Company Limited	RMB3,986	Limited company	75.00		Manufacturing of intermediate petrochemical products and petroleum products

Sinopec (Hong Kong) Limited	HK$5,477	Limited company	100.00	—	Trading of crude oil and petrochemical products

Sinopec Senmei (Fujian) Petroleum Ltd.	RMB1,840	Limited company	55.00	—	Marketing and distribution of refined petroleum products

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

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for petroleum products and intermediate petrochemicals in 2007:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate (%)
Crude oil distillation units (2)	14,000,000	58.84
Hydrocracker (2)	3,000,000	72.15
Ethylene units (2)	850,000	103.39
Aromatics unit	235,000	96.19
PTA unit	400,000	96.86
EO/EG unit (2)	525,000	83.73
Acrylonitrile unit	130,000	105.58
Acetaldehyde unit	42,000	68.92
Acetic acid unit	45,000	61.42
Cracking and catalyzing	1,000,000	93.02
Delayed Coking (2)	1,000,000	101.23

Our two crude oil distillation units were designed and built in China. In 2007, the actual amount of crude oil we processed was approximately 8.94 million tons. Our hydrocracker uses technology from United Oil Products Corporation of the United States. Our first ethylene unit uses technology from Mitsubishi Petrochemical Corporation of Japan. The second ethylene unit uses technology from ABB Lummus Global Inc. of the United States. The aromatics unit uses technology from Universal Oil Products Corporation of the United States. The PTA unit uses technology from Mitsui Petrochemical Corporation of Japan. The EO/EG unit was constructed using technology from Scientific Design Corporation of the United States.

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for resins and plastics and synthetic fibers in 2007:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate (%)
Polyester units (3)	550,000	100.19
Polyester staple units (2)	154,000	72.85
Polyester filament units (3)	45,000	38.41
Acrylic staple fiber units (4)	191,000	111.11
Acrylic top units (2)	32,000	111.05
PE units (3)	408,000	102.60
PE film blowing facilities (2)	32,000	0.00
PP units (3)	400,000	101.38
PP staple fiber unit	17,000	0.00
PVA unit	86,000	106.73

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

Power Facilities

Our electricity requirements are currently supplied by our own 425 megawatt coal-fired power plant and petroleum coke power plant. These power plants are designed to supply power sufficient for all of our facilities. We are connected to the East China electricity grid, which provides a back-up source of power in case of a shortfall in our power supply.

Other Facilities

We also have facilities to produce industrial water, steam, hydrogen, oxygen and nitrogen which we use in our production facilities.

Maintenance

We conduct a regular maintenance program on all production equipment. Maintenance is performed by Sinopec Group, as the successor to Sinopec, under a services agreement we entered into with Sinopec in March 1998. In addition, we employ approximately 2,632 engineers, technicians and other personnel who are employed by the various production units to perform day-to-day maintenance and repair.

Transportation-Related Fixtures

Crude oil, our principal raw material, is transported by oil tanker to an oil terminal wharf. Our products leave the factory by water, rail, road and pipeline. In 2007, approximately 76.48% of our products by sales volume were collected by customers from our premises, and we delivered the balance. Our major ethylene customer is supplied via a pipeline. Some of the products collected by customers were also transported using our facilities.

Wharfs

We own two chemical wharfs at Jinshan with four berths of 3,000, 5,000, 10,000 and 25,000 tons. We also own a connecting pipeline capable of loading up to approximately 1.4 million tons of chemical products annually onto ocean-going barges and ships. In 2007, products representing 22.69% of total sales volume were shipped from the wharf. We also have a facility to load ships and barges which use the region’s inland waterways. In 2007, products representing 23.15% of total sales volume were shipped from these facilities. We believe that we have a competitive advantage because a greater proportion of our products are shipped by water as opposed to rail and truck, which is subject to capacity constraints on China’s rail and highway networks. Additionally, we own facilities for receiving crude oil and coal at docks that we own and transporting such materials by pipeline or conveyor to our production facilities.

We own an oil terminal wharf at Chenshan in Zhejiang Province, which is comprised of two berths, each of which is capable of handling 45,000 ton vessels. Two 25 kilometer pipelines connect this oil terminal wharf with our facilities.

Rail

We own a railroad loading depot with an annual capacity of 50,000 tons. The depot provides access via a spur line to the national Chinese railway system. In 2007, products representing 3.90% of total sales volume were transported from the factory by rail. Our ability to transport products by rail is limited because of China’s overburdened railway system, the allocation of use of which remains strictly controlled by the Chinese government.

Capital Expansion Program

Our principal capital expansion projects for the near term are summarized in the table and further described below. In aggregate, we expect that total investment in the projects described will be approximately RMB2.5 billion in 2008. This amount will be funded internally and by bank loans.

Name of Project	Rated Capacity (tons/year)	Start Date	Expected Completion Date	Status
Refining Capacity Expansion
3.3 million tons of diesel oil plus hydrogen refining device	3,300,000	2005	2007	Completed
1.2 million tons of delayed coking unit	1,200,000	2006	2007	Completed
Refinery Reconstruction Project	16,000,000	2009	2011	Feasibility Study

Expansion of New and Existing Downstream Production Facilities
380,000-ton EG Unit	380,000	2005	2007	Completed
150,000-ton C5 Segregation Unit	150,000	2008	2009	Under construction
600,000 ton Aromatics Unit	600,000	2007	2009	Under construction
No. 1 Ethylene Unit, Relocation and Reconstruction	600,000	2009	2011	Feasibility Study

Other Projects
No. 3 and No. 4 Flue Gas Desulphurization (“FGD”)	N/A	2008	2009	Basic Design
Expansion of No. 6 Power Generation Unit	N/A	2006	2007	Completed
Upgrade of No. 2 ethylene unit SRT-III cracking furnace	N/A	2007	2007	Completed

N/A – not applicable.

In 2005, 2006 and 2007, we invested RMB1.143 billion, RMB2.009 billion, and RMB2.134 billion, respectively, in capital expansion projects.

Refining Capacity Expansion Plans

To accommodate the adjustment in our product mixes, to process the heavy and low-quality of crude oil we purchase in order to control our cost, and to enhance the quality of operations of oil refining facilities, we have constructed a set of diesel oil plus hydrogen refining devices with Rated Capacity of 3.3 million tons per year and a set of 1.2 million tons of delayed coking unit. The construction of the diesel oil plus hydrogen refining devices commenced in 2005 and was completed and delivered to operation in 2007.

Upon completion of the project, the quality of the diesel oil we produce can reach Europe III discharge standards, and is expected to reach Europe IV discharge standards after further renovation.

The construction of the delayed coking unit commenced in December 2006 and was completed in November 2007.

Currently preparation for a refinery reconstruction project, which will enhance crude oil reprocessing capacity, is under development. The feasibility study report pertaining to the refinery reconstruction project is being prepared and technical preparations with respect thereto are being undertaken. The project will commence construction in 2009 and be completed in 2011 pending examination and approval.

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

To take advantage of our strength in research, development and productions of C5 chemical products, we plan to construct a 150,000-ton C5 segregation unit. The construction of the project is anticipated to be completed in April 2009.

To meet the demands of national social and economic development and to upgrade out-of-date devices and realize production economies of scale, we are proposing to carry out reconstruction of the No. 1 ethylene unit by changing its location and constructing a new aromatics consolidation unit with a Rated Capacity of 600,000 tons per year. The unit began pile foundation construction in February 2008, civil construction in June 2008 and is expected to be completed in the second quarter of 2009. The No. 1 ethylene unit reconstruction is undergoing a process of examination by the state, while the feasibility study report is being prepared and related technical preparations are being undertaken. Once the proposal for it has been granted approval, the project is expected to commence in 2009 and be completed in 2011.

Other Projects

To control and reduce the volume of carbon dioxide emission for protection of the environment and based on the FGD reconstruction projects conducted with respect to the No. 1 and No. 2 boilers, we plan to further implement an FGD reconstruction project with respect to the No. 3 and No. 4 boiler. To satisfy our further development and safeguard the balance of steam and power, we plan to expand the No. 6 power generation unit and construct a new 620-ton steam/hour boiler with one set of ancillary high temperature and high pressure double extraction steam power generation unit with the capacity of 100 megawatt, which unit has completed in 2007 and joined in grid interconnection by the end of the same year. The reconstruction of the No. 2 ethylene unit SRT-III cracking furnace implemented to reduce the energy consumption index has been finished during the period when such unit was halted for examination and repair in 2007.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results.

General

Our financial performance has been affected by factors arising from operating in a planned economy which are beyond our control. However, with China’s WTO accession, the impact of these factors has gradually been decreasing.

You should read the following discussion and analysis in conjunction with our audited financial statements and our selected financial data, in each case, together with the accompanying notes included elsewhere in this annual report. Our audited financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

Critical Accounting Policies

The following discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during 2007. Our financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We based our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, our management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

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

Impairments for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired,” and an impairment loss may be recognized in accordance with IAS 36 “Impairment of Assets”. We review the carrying amounts of long-lived assets periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. We test these assets for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling prices because quoted market prices for our assets and cash generating units are not readily available. In determining the value in use, we discount cash flows that we expect the asset to generate to their present value, which requires significant judgment relating to level of sale volume, selling price and amount of operating costs. We use all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

For the year ended December 31, 2007, RMB200 million in impairment losses for long-lived assets of synthetic fiber segment (2006: RMB50 million; 2005: nil) were recognized in our consolidated statements of income under IFRS.

Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. We review the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. There have been no significant changes to the original estimates of useful lives or residual values in 2005, 2006 and 2007.

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

The following table summarizes the changes in allowances for doubtful debts for the years ended December 31, 2005, 2006 and 2007:

	Years ended December 31,
	2005	2006	2007
As of January 1,	45,282	25,845	30,911
Provision for the year	13,683	8,513	3,687
Written-off	(33,120)	(3,447)	(10,007)

December 31,	25,845	30,911	24,591

Allowance for diminution in value of inventories

Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. We base the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

	Years ended December 31,
	2005	2006	2007
Balance as of January 1	56,670	50,070	41,355
Allowance for the year	1,636	33,407	35,753
Written-off	(8,236)	(42,122)	(3,316)

Balance as of December 31	50,070	41,355	73,792

Income tax

As discussed in note 26(b) to the financial statements regarding the prior years’ tax privilege, the directors of the Company consider that it is uncertain whether the relevant tax authorities will retrospectively claim additional enterprise income tax (“EIT”) from the Company and that it is not possible to reliably estimate the eventual outcome of this matter. Consequently, no provision has been made in these financial statements in respect of the EIT differences arising from prior years.

Summary

The following table sets forth our sales volumes and net sales, which is our sales less sales taxes, for the years indicated, presented in accordance with IFRS:

	Years ended December 31,
	2005			2006			2007
	Net Sales			Net Sales			Net Sales
	Sales Volume (‘000 Tons)	(Millions of RMB)	% of Total	Sales Volume (‘000 Tons)	(Millions of RMB)	% of Total	Sales Volume (‘000 Tons)	(Millions of RMB)	% of Total
Synthetic Fibers	355.2	4,764.0	10.6	337.0	4,711.7	9.4	296.0	4,328.7	7.9
Resins and Plastics	1,505.8	13,958.3	30.9	1,558.9	15,753.3	31.6	1,549.0	15,878.8	29.3
Intermediate Petrochemicals	1,010.5	6,556.0	14.5	1,009.3	6,775.7	13.6	1,232.4	9,372.7	17.3
Petroleum Products	5,400.0	17,955.0	39.7	5,109.8	19,387.6	38.8	5,376.2	21,036.6	38.8
All others	—	1,957.0	4.3	—	3,289.8	6.6	—	3,637.9	6.7

Total	8,271.5	45,190.3	100.0	8,015.0	49,918.1	100.0	8,453.6	54,254.7	100.0

The following table sets forth a summary statement of income (1) for the periods indicated:

	Years ended December 31,
	2005		2006		2007
	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales
Synthetic fibers
Net sales	4,764.0	10.6	4,711.7	9.4	4,328.7	7.9
Operating expenses	(4,500.6)	(10.0)	(4,515.4)	(9.0)	(4,410.8)	(8.1)

Operating profit	263.4	0.6	196.3	0.4	(82.1)	(0.2)

Resins and Plastics
Net sales	13,958.3	30.9	15,753.3	31.6	15,878.8	29.3
Operating expenses	(12,467.6)	(27.6)	(14,591.2)	(29.3)	(15,222.3)	(28.1)

Operating profit	1,490.7	3.3	1,162.1	2.3	656.5	1.2

Intermediate Petrochemicals
Net sales	6,556.0	14.5	6,775.7	13.6	9,372.7	17.3
Operating expenses	(5,575.0)	(12.3)	(6,095.3)	(12.2)	(8,558.9)	(15.8)

Operating profit	981.0	2.2	680.4	1.4	813.8	1.5

Petroleum products
Net sales	17,955.0	39.7	19,387.6	38.8	21,036.6	38.8
Other income	632.8	1.4	282.1	0.6	93.9	0.2
Operating expenses	(19,034.7)	(42.1)	(21,367.4)	(42.8)	(21,774.7)	(40.2)

Operating profit	(446.9)	(1.0)	(1,697.7)	(3.4)	(644.2)	(1.2)

All Others
Net sales	1,957.0	4.3	3,289.8	6.6	3,637.9	6.7
Operating expenses	(1,717.2)	(3.8)	(3,078.0)	(6.2)	(3,489.2)	(6.4)

Operating profit	239.8	0.5	211.8	0.4	148.7	0.3

Total
Net sales	45,190.3	100.0	49,918.1	100.0	54,254.7	100.0
Other income	632.8	1.4	282.1	0.6	93.9	0.2
Operating expenses	(43,295.1)	(95.8)	(49,647.3)	(99.5)	(53,455.9)	(98.6)

Operating profit	2,528.0	5.6	552.9	1.1	892.7	1.6
Net financing costs	(179.4)	(0.4)	(165.4)	(0.3)	(177.9)	(0.3)
Investment income	—	—	—	—	770.7	1.5
Share of (losses)/profits of associates and jointly controlled entities	(61.0)	(0.1)	576.7	1.1	665.9	1.2

Profit before tax	2,287.6	5.1	964.2	1.9	2,151.4	4.0
Income tax	(366.3)	(0.8)	(53.2)	(0.1)	(468.3)	(0.9)

Profit after tax	1,921.3	4.3	911.0	1.8	1,683.1	3.1

Attributable to:
Equity shareholders of the Company	1,850.5	4.1	844.4	1.7	1,634.1	3.0
Minority interests	70.8	0.2	66.6	0.1	49.0	0.1

Profit after tax	1,921.3	4.3	911.0	1.8	1,683.1	3.1

(1)	Net sales revenue represents sales revenue of the respective product segments after tax. Operating expenses represent cost of sales, selling and administration expenses and other operating expenses / (income), as allocated to respective product segments. Operating profit corresponds to the profit from operating allocated to respective product lines.

Results of Operations

Year ended December 31, 2007 compared with year ended December 31, 2006.

Net sales

Total net sales increased by 8.69% to RMB54,254.7 million in 2007 as compared with RMB49,918.1 million in 2006. In 2007, demand for petrochemical products remained strong, driving product prices to rise. However, the pace for such increase in product prices has slowed down. The weighted average prices of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products for 2007 increased to varying degrees as compared to 2006.

(i) Synthetic fibres

Net sales of synthetic fibre products decreased by 8.13% to RMB4,328.7 million in 2007 as compared with RMB4,711.7 million in 2006. Although the weighted average price of synthetic fibres increased by 4.58%, the profit margin of synthetic fibre products was substantially reduced as the raw material costs of synthetic fibres increased further. Sales volume of synthetic fibres decreased by 12.17% as compared to 2006 because the sales volume of certain major synthetic fibre products, except acrylic fibre, decreased by varying degrees. The decrease was in line with the decrease in demand for the export of textile products to foreign countries, as affected by the appreciation of Renminbi during 2007.

Net sales of synthetic fibre products accounted for 7.98% of our total net sales in 2007, a decrease of 1.46 percentage points as compared to 2006.

(ii) Resins and plastics

Net sales of resins and plastics increased by 0.80% to RMB15,878.8 million in 2007 as compared with RMB15,753.3 million in 2006. Weighted average price of resins and plastics increased by 1.45% as compared to 2006 and sales volume decreased by 0.64% as compared to 2006. Among our resins and plastics products for 2007, sales volume of polyester pellet increased by 9.41%, while the average sales price had decreased by 0.23%, and sales volume of polyethylene and polypropylene decreased by 9.06% and 2.38%, respectively, while the average sales prices had increased by 2.84% and 0.04%, respectively.

Net sales of resins and plastics accounted for 29.27% of our total net sales in 2007, a decrease of 2.29 percentage points as compared to 2006.

(iii) Intermediate petrochemicals

Net sales of intermediate petrochemicals increased substantially by 38.33% to RMB9,372.7 million in 2007 as compared with RMB6,775.7 million in 2006, with weighted average price of intermediate petrochemicals increasing by 13.28% and sales volume increasing by 22.10% as compared to 2006. Among our intermediate petrochemical products, the weighted average prices of our major products such as pure benzene, ethylene glycol and ethylene oxide increased by 20.97%, 34.37% and 13.18%, respectively, while the weighted average prices of ethylene and butadiene decreased by 1.52% and 17.21%, respectively. The sales volumes of pure benzene, ethylene glycol and ethylene oxide increased by 2.09%, 1,924.92% and 109.79%, respectively, except for ethylene and butadiene of which the sales volumes decreased.

Net sales of intermediate petrochemicals accounted for 17.28% of our total net sales in 2007, a decrease of 3.71 percentage points as compared to 2006.

(iv) Petroleum products

Net sales of petroleum products increased by 8.51% to RMB21,036.6 million in 2007 as compared with RMB19,387.6 million in 2006, with an increase of 3.13% in the weighted average price as compared to 2006.

The weighted average prices of gasoline, diesel oil and jet fuel increased by 3.63%, 5.95% and 4.64%, respectively, but we reduced our sales volume of gasoline by 7.50% subject to the requirement of Sinopec Corp., in light of the negative profit margin of petroleum products as a result of the price control of petroleum products by the State, and our sales of volumes of diesel oil and jet fuel increased by 6.12% and 34.49%, respectively.

Net sales of petroleum products accounted for 38.77% of our total net sales in 2007, a decrease of 0.07 percentage point as compared to 2006.

During the year ended December 31, 2007, we recognized a grant income of RMB94 million (2006: RMB282 million; 2005: RMB633 million). These grants were for compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, and the measures taken by the Group to stabilize the supply in the PRC refined petroleum product market during the respective year. There are no unfilled conditions and other contingencies attached to the receipts of these grants. There is no assurance that the Group will continue to receive such grant in the future.

(v) Other activities

Revenues from other activities increased by 10.58% to RMB3,637.9 million in 2007 as compared with RMB3,289.8 million in 2006. Such increases in revenue were mainly attributed to increases in trading volume of our petrochemical products.

Operating Expenses

Operating expenses increased by 7.67% to RMB53,455.9 million in 2007 as compared with RMB49,647.3 million in 2006. The operating expenses of resins and plastics, intermediate petrochemicals, petroleum products, and other activities amounted to RMB15,222.3 million, RMB8,558.9 million, RMB21,774.7 million and RMB3,489.2 million, respectively, representing increases of 4.33%, 40.42%, 1.91% and 13.36%, respectively as compared to 2006, while the operating expenses of synthetic fibres amounted to RMB4,410.8 million, representing a decrease of 2.32% as compared to 2006.

(i) Synthetic fibres

Operating expenses of synthetic fibres decreased by RMB104.6 million as compared to 2006, mainly due to a decrease in the sales volume of synthetic fibres.

(ii) Resins and plastics

Operating expenses of resins and plastics increased by RMB631.1 million as compared to 2006, mainly due to increased costs for raw materials such as ethylene and propylene. Moreover, sales volume of polyester chips increased by more than 40,000 tons or 9.41% as compared to 2006, which also contributed to the increase in operating expenses of resins and plastics.

(iii) Intermediate petrochemicals

Operating expenses of intermediate petrochemicals increased by RMB2,463.6 million as compared to 2006, due to significantly increased costs for intermediate raw materials such as naphtha as a result of substantially increased production and sales volumes of ethylene glycol.

(iv) Petroleum products

Operating expenses of petroleum products increased by RMB407.3 million as compared to 2006, mainly due to the increase in crude oil price (which is a major production raw material for us), which has directly led to an increase in operating expenses of petroleum products.

(v) Other activities

Operating expenses of other activities increased by RMB411.2 million as compared to 2006, which was attributable to increased purchasing costs as a result of increased business volume.

Cost of sales

Cost of sales increased by 7.04% to RMB52,646.5 million in 2007, as compared with RMB49,182.2 million in 2006, primarily due to the increase in 2007 in crude oil price which is our major raw material. Cost of sales accounted for 97.04% of the net sales for 2007 and 98.53% for 2006. The gross margin increased from 2.01% in 2006 to 3.08% in 2007 because the average increase in crude oil price was less than the increase in selling price of our products.

(i) Crude Oil

In 2007, we processed 8,938,400 tons of crude oil (of which 25,400 tons were processed on a sub-contracting basis), an increase of 18,100 tons as compared with 8,920,300 tons in 2006 (110,000 tons of sub-contracting processing in 2006). The volumes of imported oil and offshore oil we processed were 8,635,700 tons and 302,700 tons, respectively.

The total cost of crude oil we processed in 2007 amounted to RMB34,456.3 million, an increase of 3.45% as compared with RMB33,307.6 million in 2006 and accounting for 65.45% of the total cost of sales. Our weighted average cost of crude oil was RMB3,865.85 per ton, representing an increase of 2.26% as compared to 2006. The weighted average cost of imported oil and offshore oil was RMB3,871 per ton and RMB3,721 per ton, respectively.

(ii) Other expenses

Expenses for other ancillary materials were RMB10,022.5 million in 2007, an increase of 26.84% as compared with RMB7,901.8 million in 2006, primarily due to a significant increase in the purchasing costs of intermediate petrochemicals such as propylene and acrylonitrile during 2007. Depreciation expenses decreased from RMB1,848.5 million in 2006 to RMB1,698.8 million in 2007. Energy and power costs increased to RMB1,190.2 million due to increases in coal prices and electricity tariffs in 2007. Compared to the same period of 2006, labor costs decreased slightly to RMB1,209.0 million during 2007, while maintenance costs increased to RMB1,023.8 million.

Selling and administrative expenses

Selling and administrative expenses amounted to RMB504.7 million, representing a decrease of 3.31% as compared with RMB522.0 million in the same period of the previous year due to the decrease in the cost of sales in transportation expenses and other miscellaneous expenses. The decrease in transportation expenses was because the Company no longer bears the transportation fee of selling polyester fiber chips to save the transportation cost. The decrease of other miscellaneous expenses was a result of the Company’s cost-saving orientation.

Other operating income

Other operating income mainly includes income from unlisted investments, rental income from investment properties and gain on disposal of fixed assets. Other operating income was RMB216.6 million in 2007, due in part to the sale of equity interests in Guotai Junan Securities Co., Ltd. and Guotai Junan Asset Management Co. Ltd. to Ping An Trust, a PRC non-bank financial institution. Other operating income decreased by 27.17% as compared with RMB297.4 million in 2006, mainly due to an overall decrease in income from the disposal of property and equipment in 2007.

Other operating expenses

Other operating expenses mainly include employee reduction expenses, loss on disposal of property, plant and equipment and impairment loss on property, plant and equipment. Other operating expenses increased by 116.76% from RMB240.5 million in 2006 to RMB521.3 million in 2007, primarily due to the increase of employee reduction expenses of RMB124.4 million as compared to 2006 due to an increase in the number of employee layoffs. In addition, the provision made for impairments of fixed assets during 2007 increased by RMB150.3 million from 2006, to RMB 200.3 million in 2007.

Income from operations

Operating profit was RMB892.7 million in 2007, representing a significant increase of 61.46% as compared with RMB552.9 million in 2006 primarily due to a significant improvement in our operating efficiency during the reporting period.

Share of profits of associates and jointly controlled entities

In 2007, share of profits of associates and jointly controlled entities was RMB665.9 million, an increase of RMB89.2 million as compared to 2006, primarily due to the growth achieved by the 20% held investee, Secco. The Company’s equity in Secco’s profit for 2006 was RMB545.2 million compared to the Company’s equity in Secco’s net profit of RMB587.9 million for 2007. The results of Secco’s operations are discussed in Item 4. Information on the Company—Business Overview—Investments.

Net financing costs

Our net financing costs were RMB177.9 million in 2007, an increase of 7.56% as compared with RMB165.4 million in 2006, which was primarily due to the repayment of loans in an amount of US$175.3 million in 2007. As a result of the appreciation of Renminbi against the US dollar, our foreign exchange gain in 2007 decreased by RMB45.31 million compared to 2006.

Income tax

Our income tax increased to RMB468.3 million in 2007, a significant increase compared to RMB53.2 million in 2006. Such increase was primarily due to the substantial increase in profit before taxation and an adjustment in our income tax rate. Our effective tax rate was 21.8% in 2007 compared to 5.5% in 2006. The increase in our effective tax rate is primarily due to an increase in our income tax rate from 15% in 2006 to 33% in 2007.

Effective from January 1, 1993, the Company began to enjoy a preferential income tax rate of 15% under the approval of the State’s tax authorities. According to the relevant taxation regulations issued by the Ministry of Finance and the State Administration of Taxation, the first nine H-Share listed companies (including the Company) were permitted to pay income tax at a 15% tax rate for the years of 1996 and 1997. From 1998 to 2006, this tax privilege was not expressly revoked by the relevant government authorities although there is some uncertainty as to the tax rate applicable to us for this period. In 2007, the Company was notified by the Shanghai tax authorities that the income tax rate for 2007 would be adjusted from the previous 15% to 33%. Consequently the Company accrued taxation in 2007 at a 33% rate. Following the implementation of the “Enterprise Income

Tax Law of The People’s Republic of China”, since January 1, 2008 our income tax rate will be 25%. See Item 3.D. Risk Factors—Changes in PRC tax laws may affect our business and operating results.

Net Income

Net income was RMB1,683.1 million in 2007, an increase of 84.75% as compared with RMB911.0 million in 2006.

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

(v) Other activities

Revenues for other activities increased by 68.10% to RMB3,289.8 million in 2006 as compared with RMB1,957.0 million in 2005. Such increases in revenue were mainly attributed to increases in trading volume of our petrochemical products.

Operating Expenses

Our operating expenses comprise of cost of sales, selling and administrative expenses, other operating expenses and other operating income. Such operating expenses increased by 14.67% to RMB49,647.3 million in 2006 as compared with RMB43,295.1 million in 2005, mainly due to increase in international crude oil prices. The operating expenses of synthetic fibres, resins and plastics, intermediate petrochemicals, petroleum products, and other activities amounted to RMB4,515.4 million, RMB14,591.2 million, RMB6,095.3 million, RMB21,367.4 million and RMB3,078.0 million, respectively, representing increases of 0.32%, 17.03%, 9.35%, 12.25% and 79.24%, respectively as compared to 2005.

(i) Synthetic fibres

Operating expenses of synthetic fibres increased by RMB14.8 million as compared to 2005, mainly due to an increase in raw material prices for synthetic fibres.

(ii) Resins and plastics

Operating expenses of resins and plastics increased by RMB2,123.6 million as compared to 2005, mainly due to increased costs for raw materials such as ethylene and propylene. Moreover, sales volume of polyester chips increased by more than 30,000 tons or 7.10% as compared to 2005, which also contributed to the increase in cost of sales and selling expenses of resins and plastics.

(iii) Intermediate petrochemicals

Operating expenses of intermediate petrochemicals increased by RMB520.3 million as compared to 2005, due to increased costs for raw materials such as naphtha.

(iv) Petroleum products

Operating expenses of petroleum products increased by RMB2,332.7 million as compared to 2005, mainly due to the continuous increase in crude oil price (which is a major production raw material for us), which has directly led to a significant increase in cost of sales and selling expenses of petroleum products.

(v) Other activities

Operating expenses of other activities increased by RMB1,360.8 million as compared to 2005, which was attributable to increased purchasing costs as a result of increased business volume.

Cost of sales

Cost of sales increased by 14.68% to RMB49,182.2 million in 2006, as compared with RMB42,887.7 million in 2005. Cost of sales accounted for 98.53% of the net sales for 2006 and 94.90% for 2005, primarily due to the significant increase in 2006 in crude oil price which is our major raw material. The gross margin decreased from 6.39% in 2005 to 2.01% in 2006 because the average increase in selling price of its products lagged behind the continued rising cost of crude oil.

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

Other operating income

Other operating income mainly includes income from unlisted investments, rental income from investment properties and gain on disposal of fixed asset. Other operating income was RMB297.4 million in 2006, an increase of 24.64% as compared with RMB238.6 million in 2005, mainly due to the increase in income from fixed asset disposals and rental income from investment properties during 2006.

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

Income from operations

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

(v) Other activities

Operating profit of other activities decreased by RMB28.0 million in 2006 as compared with 2005.

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

Cash flows provided from operating activities

Our net cash inflows provided by operating activities amounted to RMB1,442.0 million in 2007, a decrease of RMB254.6 million as compared with RMB1,696.6 million in 2006. Because the increase in the costs of our crude oil which was slightly below the increase in the sales prices of various major products during the reporting period, net cash inflows from profit before tax (net of depreciation) amounted to RMB3,853.7 million in 2007, representing an increase of RMB1,065.8 million of net cash flows as compared with RMB2,787.9 million in 2006. Increased inventory balances at the end of the year due to the increasing cost of crude oil, led to a net cash outflows of RMB1,034.6 million in 2007 (as compared with a net cash outflows of RMB48.3 million during the same period of the previous year). Changes in the year-end amounts of operating payables, other payables and bills payable led to a decrease in cash outflows of RMB643.3 million in 2007 (as compared with a decrease in cash outflows of RMB345.6 million during the same period of the previous year). Increases in the year-end balances of debtors, bills receivables and deposits led to a decrease in operating cash inflows of RMB387.7 million in 2007 (as compared with a decrease in cash inflows of RMB585.3 million during the same period of the previous year as a result of an increase in such year-end balances). The increase of payables and receivables was due to the slow payment of the Company’s customers and the Company postponed the settlement of the payables to suppliers. In addition, our income tax payment increased significantly due to a significant increase in profit during the reporting period. In 2007, income tax payment led to a cash outflow of RMB674.5 million (as compared with RMB63.4 million cash outflow in 2006).

Net cash used in investing activities

Net cash outflow for investing activities decreased from RMB1,352.5 million in 2006 to RMB511.2 million in 2007, mainly representing an increase in investment income received and proceeds from disposal of investments.

Cash flows used in financing activities

Net cash outflow used in financing activities increased from RMB794.2 million in 2006 to RMB930.1 million in 2007, mainly representing an increase in the amount of redemption of corporate bonds.

Borrowings

Our total borrowings in 2007 amounted to RMB4,731.3 million, representing a decrease of RMB602.7 million, of which short-term bank loans decreased by RMB180.7 million and long-term bank loans expiring within one year increased by RMB2.4 million. On the other hand, we issued RMB2 billion short-term commercial papers to institutional investors within the PRC inter-bank debenture market in December 2006. The short-term commercial papers matured on December 11, 2007 and were fully redeemed. Short-term borrowings and loans were primarily used to meet our needs of working capital. Short-term bank loans carried floating interest rates denominated in Renminbi and short-term commercial papers carried an interest rate of 3.83%. As of December 31, 2007, our long-term bank loans totaled an amount of RMB639.3 million, a decrease of RMB424.4 million. Most of our long-term bank loans were used for capital expansion projects for the past years.

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

Liability-to-asset ratio

Our liability-to-asset ratio was 29.82% in 2007 compared to 29.53% in 2006. The ratio is calculated using this formula: total liabilities/total assets.

C. Research and Development, Patents and Licenses, etc.

We maintain a number of technology development units, including the Petrochemical Research Institute, the Polyester Fiber Research Institute, the Acrylic Fibre Research Institute and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. Our research and development expenditures in 2005, 2006 and 2007 were RMB79.5 million, RMB51.6 million and RMB53.5 million, respectively, representing approximately 0.2%, 0.1% and 0.1% of the total sales, respectively, in those years.

We are not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts or new production processes.

D. Trend Information

The international situation is likely to remain relatively stable in 2008. Affected by turbulent financial markets, the rising price of oil and other factors, the world economy will continue to grow but may grow at a reduced rate. Along with the continuing progress of industrialization, urbanization, marketization and globalization, China’s economy is expected to maintain rapid but stable growth, although perhaps at a slightly lower rate than in previous years. The growth of the international economy and China’s domestic economy will continue to provide a large opportunity for the development of the petroleum and petrochemical industry. The stable growth in demand for petroleum, natural gas, processed oil and major chemical products as a result of economic development is expected to enable the domestic market of petrochemical products to maintain a high growth rate. However, petrochemical enterprises will still be faced with many challenges. For example, it is increasingly likely that oil prices will remain high for the long term. The economic cycle of the world’s petrochemical industry may also see some changes. The Chinese government may continue to keep certain control over the domestic price of processed oil and maintain a tight monetary policy. The continued appreciation of the Renminbi, tax rebates for product exports, and the Reach Act enacted by the European Union may also impact petrochemical enterprises. The rapid expansion of international and domestic petrochemical production capacities will also further intensify market competition. China’s sustainable development strategy may impose increasingly strict requirements on safety, environmental protection, energy conservation and emission reduction. All of these factors may, to a certain extent, affect the production and operation of the domestic petroleum and petrochemical industry and bring about more costs and risks to industry operations.

With regard to market competition, we believe that major international players are preparing to enter the Chinese market amid industry restructuring on a global basis. Apart from posing direct competition against us in processed oil and petrochemical products, these international companies are characterized by large-scale investments across different sectors, full vertical integration and streamlined organization. Domestic companies are expected to face intense competition from their international counterparts as the Chinese market becomes increasingly internationalized. In terms of our production and operation, we will, directed by a scientific outlook on development, continuously strive to become a “modern petrochemical enterprise that is of first class in China, advanced in the world and competitive on the international market”, continue to make internal improvements, including the full implementation of our cost reduction strategy, while we simultaneously seek to expand operations. By implementing certain restructuring projects, we will work to solve problems such as the relatively poor supporting capacity of our oil refining facilities and some problems related the structure of our chemical products, fuels and power generation. We will work to improve our technologies, upgrade the quality of our products and equipment, reduce costs and promote efficiency, optimize use of our industrial facilities, focus on our core businesses, and look to boost our overall competitiveness and economic returns.

E. Off-balance Sheet Arrangements

As of December 31, 2007, our contingent liabilities amounted to RMB30.7 million in respect of guarantees issued to banks in favor of our associated companies and other unlisted investments, while such contingent liabilities as of December 31, 2006 were RMB49.8 million. Our guarantees issued to banks in favor of associated companies, other unlisted investments and subsidiaries are limited to the respective share in equity interest held by us. Please refer to Note 26(b) to our consolidated financial statements included in Item 18. Financial Statements for more detailed information on our guarantees and commitments.

F. Contractual Obligations and Commercial Commitments

The following table sets forth our obligations to make future payments under contracts effective as of December 31, 2007.

	Total	As of December 31, 2007 Payment due by period
		Less than 1 year	1-3 years	4-5 years	More than 5 years
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Contractual obligations
Short-term loan	3,672,942	3,672,942	—	—	—
Long-term loan	1,058,316	419,027	634,859	4,430	—

Total contractual obligations	4,731,258	4,091,969	634,859	4,430	—

Estimated future interest payments
Fixed rate	38,250	36,164	2,086	—	—
Variable rate	133,387	90,292	43,095	—	—

Total estimated future interest payments	171,637	126,456	45,181	—	—

Other commercial commitments
Capital commitments (note)	3,858,951	2,500,070	1,358,881	—	—

Total commercial commitments	3,858,951	2,500,070	1,358,881	—	—

Note:	Capital commitments refer to commitments for purchase of property, plant and equipment and investment.

G. Other Information

Employees

Our staff costs for 2007 were RMB1,209.0 million.

Capital Expenditures

In 2007, our capital expenditures amounted to RMB2,134.1 million, representing an increase of RMB125.3 million as compared with RMB2,008.8 million in 2006. The expenditures in 2007 were for the following projects:

Project	Total Investment	Progress
	RMB’000
600,000-ton aromatics unit	1,001,480	In progress
1.2 million-ton delayed coking unit	874,000	Completion
620-ton stream/hour boiler and 100 MW electric generating set project	672,692	Completion

Total	2,548,172

The estimated capital expenditure for 2008 is RMB2,500 million, mainly for the construction of projects in progress such as the 600,000-ton aromatics unit and the 150,000-ton C5 segregation unit, and preparatory work related to other technological renovation projects.

Purchase, Sale and Investment

Except as disclosed in this report, during the year 2007, we engaged in no material purchase or sale of our subsidiaries or associated companies or any other material investments.

Pledge of Assets

As of December 31, 2007, we have not pledged any of our property or equipment.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management.

The following table sets forth certain information concerning our directors, executive officers and members of our supervisory committee (“Supervisory Committee”). The current term for our directors, executive officers and members of our Supervisory Committee is three years, which term will end in June 2011.

Name	Age	Position
Directors

Rong Guangdao	52	Chairman of the Board of Directors and President

Du Chongjun	53	Vice Chairman of the Board of Directors and Vice President

Han Zhihao	56	Director and Chief Financial Officer

Li Honggen	52	Director and Vice President

Dai Jinbao	52	Director

Shi Wei	48	Director and Vice President

Lei Dianwu	45	External Director

Xiang Hanyin	53	External Director

Chen Xinyuan	43	Independent Director and Director of the Audit Committee

Sun Chiping	50	Independent Director

Jiang Zhiquan	57	Independent Director

Zhou Yunnong	66	Independent Director and Director of the Remuneration and Appraisal Committee

Other Executive Officers

Zhang Jianping	45	Vice President

Tang Chengjian	52	Vice President

Zhang Jingming	50	Secretary of the Company

Supervisory Committee

Gao Jinping	41	Chairman of the Supervisory Committee

Zhang Chenghua	52	Supervisor

Wang Yanjun	47	Supervisor

Zhai Yalin	44	External Supervisor

Wu Xiaoqi	51	External Supervisor

Liu Xiangdong	57	Independent Supervisor

Yin Yongli	68	Independent Supervisor

Directors

Rong Guangdao, 52, is Chairman, President and Deputy Secretary of the Communist Party Committee of the Company. Mr. Rong joined the Shanghai Petrochemical Complex (the “Complex”) in 1973 and has held various positions, including Deputy Director of the No. 1 Chemical Plant and Deputy Director and Director of the Ethylene Plant. In April 1994 he was appointed Vice President of the Company, and in June 1995 he was elected Director of the Company. In October 2003, Mr. Rong was appointed President of the Company. In May 2004, Mr. Rong was elected Chairman of the China Jinshan Associated Trading Corporation. In June 2004, Mr. Rong was elected as Vice Chairman of the Company. In April 2005, Mr. Rong was elected as Deputy Secretary of the Communist Party Committee. In June 2005, Mr. Rong was elected as Chairman of the Company. In November 2006, Mr. Rong was appointed Director and Vice Chairman of Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”). Mr. Rong has rich experience in management of large-scale petrochemical enterprise operations. In 1985 Mr. Rong graduated from the Automated Instrument Department of the Shanghai Petrochemical College for Workers and Staff Members. In 1997 he obtained an MBA from China Europe International Business School. He is a senior engineer by professional title.

Du Chongjun, 53, is Secretary of the Communist Party Committee, Vice Chairman and Vice President of the Company. He joined the Complex in 1974 and has held various positions, including General Manager, Deputy Secretary and Secretary of the Communist Party Committee of the Acrylic Fibre Plant of the Complex, General Manager and Secretary of the Communist Party Committee of Shanghai Jinyang Acrylic Fibre Plant and General Manager of the Acrylic Fibre Division of the Company. In May 1999 he was appointed Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee. From June 1999 to June 2004 he was Chairman of the Supervisory Committee of the Company. In October 2003 he was appointed Secretary of the Communist Party Committee of the Company. In June 2004, Mr. Du was appointed Vice Chairman of the Company. In June 2005, Mr. Du was appointed Vice President of the Company. Mr. Du has extensive experience in large-scale enterprise operation, management and internal supervision. Mr. Du graduated, majoring in enterprise management, from East China Institute of Chemical Technology in 1986. In 1999 Mr. Du graduated, majoring in computer application management, from Shanghai Second Polytechnic University. He is a senior economist by professional title.

Han Zhihao, 56, is Executive Director and Chief Financial Officer of the Company. Mr. Han joined the Complex in 1976 and has held various positions including Deputy Director of the Vehicle Transportation Department, Deputy Director and Director of the Finance Department of the Complex, Director of the Finance Department and Deputy Chief Accountant of the Company. In 1998, he was appointed Chief Accountant of the Company. In October 2003, he was appointed Chief Financial Officer of the Company. In June 2004, he was elected Director of the Company. Mr. Han has rich experience in corporate finance and financial management. He graduated from Shanghai University of Finance and Economics majoring in financing and accounting in 1990. In 2002, he obtained an MBA from East China University of Science and Technology — University of Canberra in Australia. Mr. Han is a senior accountant by professional title.

Li Honggen, 52, is Executive Director and Vice President of the Company. Mr. Li joined the Complex in 1973 and has held various positions including Deputy Director of No. 1 Chemical Plant of the Company, Deputy Director and Director of the Ethylene Plant of the Company and Deputy Manager and Manager of the Refining and Chemical Division of the Company. In August 2000, he was appointed Vice President of Shanghai Chemical Industrial Park Development Company Limited. In August 2002, he was appointed Vice President of Shanghai Secco. In March 2006, he was appointed Vice President of the Company. In June 2006, he was appointed Director of the Company. Mr. Li graduated from East China Institute of Chemical Technology majoring in engineering management and completed a post-graduate course majoring in engineering management at East China University of Science and Technology in 1998. He is an engineer by professional title.

Dai Jinbao, 52, is Executive Director of the Company, Deputy Secretary of the Communist Party Committee of the Company’s Refining and Chemical Division and Chairman of the Labor Union. Mr. Dai joined the Complex in November 1973 and was Deputy Director of No. 1 Chemical Plant of the Company. In December 1997, he was appointed Director of No.1 ethylene Complex of the Refining and Chemical Division of the Company. In May 2003, he was appointed Chairman of the Labor Union of the Company’s Refining and Chemical Division. In August 2005, he was appointed Deputy Secretary of the Communist Party Committee of the Company’s Refining and Chemical Division. In June 2006, he was appointed Director of the Company. Mr. Dai graduated form the Shanghai Second Polytechnic University majoring in business management. Mr. Dai is an engineer by professional title.

Shi Wei, 48, is Executive Director and Vice President of the Company. Mr. Shi joined the Complex in 1982 and has held various positions including Assistant to the Manager and then Deputy Manager of the Refining and Chemical Division of the Company, and Manager of the Environmental Department. In April 2001, he was appointed Secretary of the Communist Party Committee and then Manager of the Refining and Chemical Division in July 2002. In October 2003, Mr. Shi was appointed Vice President of the Company. In June 2005, he was appointed Director of the Company. In 1982, Mr. Shi graduated from East China University of Science and Technology majoring in oil refining engineering and obtained a bachelor’s degree in engineering. Mr. Shi completed the post-graduate studies in Business Management at East China University of Science and Technology in 1998. Mr. Shi is a senior engineer by professional title.

External Directors

Lei Dianwu, 45, is Director of Development and Planning Division of Sinopec Corp. In June 2005, Mr. Lei was elected External Director of the Company. Mr. Lei has held various positions including Deputy Director of Planning Division of Yangzi Petrochemical Company, Director of the Preparation Office of the Joint Venture of Yangzi Petrochemical Company, Vice President and Manager of production division of Yangzi BASF Stylene Company Limited. He acted as Deputy Manager and Deputy Director of the Joint Venture Office at Yangzi Petrochemical Company, Director of Project Development Department in China Dong Lian Petrochemical Limited Liabilities Company, Deputy General Manager of Yangzi Petrochemical Limited Liabilities Company and Deputy Director of Development and Planning Division of Sinopec Corp. In March 2001, he assumed the current position of Director of Development and Planning Division of Sinopec Corp. Mr. Lei has rich experience in enterprise planning and investment development management. Mr. Lei graduated from the East China Petroleum Institute with a major in basic organic chemicals and obtained a bachelor’s degree in engineering. He is a senior engineer by professional title.

Xiang Hanyin, 53, is Deputy Director of Chemical Division of Sinopec Corp. In June 2005, Mr. Xiang was elected External Director of the Company. Mr. Xiang commenced work in February 1982 and was Deputy Director of the Chemical Plant of Yizheng Chemical Fibre Company and Director of Chemical Plant of Yizheng Chemical Fibre Co., Ltd. In February 2000, he assumed the current position of Deputy Director of Chemical Division of Sinopec Corp. Mr. Xiang has rich experience in management of chemical enterprise operating. Mr. Xiang graduated from Nanjing Chemical College with a major in basic organic chemicals and a bachelor’s degree in engineering in 1982. In 2000, he completed post-graduate studies in enterprise management at Nanjing University. He is a senior engineer by professional title.

Independent Directors

Chen Xinyuan, 43, currently Dean, Professor and Tutor to doctoral students of the College of Accounting, Shanghai University of Finance and Economics, and was elected as an Independent Director of the Company in June 2003. Between June 2000 and June 2003 he was an Independent Supervisor of the Company. After graduation from the Accounting Faculty, Hangzhou College of Commerce in July 1985, Mr. Chen undertook post-graduate studies at the Accounting Faculty of Shanghai University of Finance and Economics and continued as a lecturer. He commenced his doctoral studies in accounting while teaching and received his doctorate in June 1994. He has been a tutor to doctoral students since December 1998. Mr. Chen has also studied in West Germany for one year. He is an expert in financial reporting and accounting, given his experience in the academic aspects of accounting and notable achievements in accounting research. He is also experienced in business management.

Sun Chiping, 50, is President and Secretary of the Communist Party Committee of the Industrial and Commercial Bank of China (“ICBC”), Shanghai Branch. In June 2005, Mr. Sun was elected Independent Director of the Company. Mr. Sun started to be involved in the finance industry in March 1979 and has held various positions including accountant, team leader and Deputy Director of the People’s Bank of China, Shanghai Branch, sub-branch in both Huang Pu and Jing’an Districts. He joined the ICBC, Shanghai Branch, operating division and was Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee. He also acted as Deputy Director, President and Deputy Secretary of the Communist Party Committee of ICBC, Shanghai Branch, Rep. Office (Sub-branch) in Xu Hui District, General Manager of International Business Division of ICBC, Shanghai Branch, Assistant to the President of the ICBC, Shanghai Branch and concurrently General Manager of International Business Division of ICBC, Shanghai Branch and Deputy President of ICBC, Shanghai Branch. In November 2000, he became Deputy President, President and Secretary of the Communist Party Committee of ICBC, Guangdong Branch. In August 2002, he assumed the current position as President of ICBC, Shanghai Branch and Secretary of the Communist Party Committee. Mr. Sun graduated from Shanghai University of Finance and Economics with a major in Finance. He studied for a master’s degree at Shanghai University of Finance and Economics and the Shanghai-Hong Kong Management School jointly organized by University of Hong Kong and Fudan University and obtained a Master in Economics and an MBA. Mr. Sun has been engaged in the management of banking business for many years and has extensive experience in finance practice. He is a senior economist by professional title.

Jiang Zhiquan, 57, is Secretary of the Communist Party Committee and Chairman of Shanghai Construction (Group) General Company. In June 2005, Mr. Jiang was elected Independent Director of the Company. Mr. Jiang started work in December 1968, and has held various positions including a cadre and Deputy Director of Shanghai Construction and Industry Bureau, Manager of the Fourth Construction Company of Shanghai, Deputy Secretary of the Communist Party Committee (executive) of Shanghai Construction Engineering Administration Bureau, Deputy Secretary of the Communist Party Committee (executive), Vice Chairman and General Manager of Shanghai Construction (Group). In March 2001, he assumed the current positions as Secretary of the Communist Party Committee and Chairman of Shanghai Construction (Group) General Company. Mr. Jiang is experienced in operational decision making and large-scale enterprise management. Mr. Jiang graduated from the Shanghai-Hong Kong Management School jointly run by University of Hong Kong and Fudan University in July 2000 and obtained an MBA. He is a senior economist by professional title.

Zhou Yunnong, 66, has been an Independent Director of the Company since June 2005. He joined the Complex in October 1972 and has held various positions including Deputy President of the Complex, Deputy Director of the Human Resource Department of China Petrochemical Corporation, Deputy Secretary of Communist Party Committee of the Complex, Vice President of the Company, Secretary of the Communist Party Committee of Sinopec Jinshan Industrial Company and the Governor of Jinshan District of Shanghai. From November 1999 to April 2002 he was a Senior Advisor to Shanghai Jinshan District. From June 2003 to June 2005, Mr. Zhou was appointed Independent Supervisor of the Company. Mr. Zhou has extensive experience in business management and public administration management. Mr. Zhou graduated from East China Normal University in August 1964, majoring in radio. He is a senior engineer by professional title.

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

Gao Jinping, 41, is Chairman of the Supervisory Committee, Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee of the Company and Chairman of the Labor Union of the Company. Mr. Gao joined the Complex in 1990 and has held various positions including Deputy Secretary of the Communist Youth League of the Complex, Deputy Secretary of the Communist Party Committee of the Experimental Plant and Chemical Division of the Company. In October 2001, Mr. Gao was elected as Director of the Propaganda Division of the Company. In May 2003, Mr. Gao was appointed Deputy Secretary of the Communist Party Committee of the Company and Chairman of the Labor Union of the Company. In June 2004, Mr. Gao was elected Director of the Company. In April 2006, Mr. Gao was appointed Secretary of the Communist Party Discipline Supervisory Committee of the Company. In June 2006, Mr. Gao was appointed Chairman of the Supervisory Committee of the Company. Mr. Gao graduated from the Food Processing Faculty of Shanghai Aquatic Products University with a major in cooling and cold storage technology and obtained a bachelor’s degree in engineering in July 1990. In 2001, he completed his post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. He has senior professional title.

Zhang Chenghua, 52, is a Supervisor, Deputy Secretary of the Communist Party Discipline Supervisory Committee, Director of Supervisory Office, Director of Supervisory Committee Office and Director of the Communist Party Committee Office of the Company. Mr. Zhang joined the Complex in 1974 and worked in the Thermal Power Plant of the Complex as Deputy Secretary of the Communist Party Committee, Deputy Secretary of the Communist Party Committee cum Chairman of Labor Union of the Thermal Power Plant of the Complex. In December 1999, Mr. Zhang was appointed Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of Labor Union of the Thermal Power Plant of the Complex. In March 2002, Mr. Zhang was appointed Deputy Secretary of the Communist Party Discipline Supervisory Committee and Director of Supervisory Division of the Company. In April 2002, Mr. Zhang was appointed Director of Supervisory Committee Office of the Company. In June 2002, Mr. Zhang was appointed Supervisor of the Company. In April 2004, Mr. Zhang was appointed Director of the Communist Party Committee Office. Mr. Zhang graduated, majoring in party administrative management, from Shanghai Party Institute in January 1999. In 2001, he completed his post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. He has senior professional title.

Wang Yanjun, 47, is a Supervisor and Vice Chairwoman of the Labor Union of the Company. Ms. Wang joined the Complex in July 1982 and was Chairwoman of the Labor Union of the Plastics Plant of the Company. In January 1999, Ms. Wang was appointed Chairwoman of the Labor Union of Plastics Division of the Company. In June 2002, Ms. Wang was Chairwoman of the Labor Union of Chemical Division of the Company. In July 2004, Ms. Wang was appointed Deputy Secretary of the Communist Party Committee, Secretary of Communist Party Discipline Supervisory Committee of the Communist Party Committee and Chairwoman of the Labor Union of Chemical Division of the Company. In January 2005, Ms. Wang was appointed Vice Chairwoman of the Labor Union of the Company. In June 2005, Ms. Wang was appointed Supervisor of the Company. Ms. Wang graduated from East China University of Science and Technology majoring in basic organic chemistry in July 1982. In 2001, she completed her post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. She has senior professional technical qualifications.

External Supervisors

Zhai Yalin, 44, is Deputy Director of the Auditing Bureau of China Petrochemical Corporation and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai began his career in 1986 and had been successively

Deputy Head of the Head Office and Director of the Auditing Department of Qianguo Refinery, Deputy Director of the General Office of Sinopec Huaxia Auditing Company and Deputy Manager of the Sinopec Huaxia Auditing Company, Deputy Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation, Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation, and Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation (Auditing Department of Sinopec Corp.). Since December 2001, Mr. Zhai has been holding concurrently the posts of Deputy Director of the Auditing Bureau of China Petrochemical Corporation and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai graduated from Jilin Siping Normal College in 1986 and is a senior economist.

Wu Xiaoqi, 51, is Deputy Director of Supervisory Bureau of China Petrochemical Corporation and Deputy Director of Supervisory Department of Sinopec Corp. Mr. Wu began his career in 1971 and had been successively Deputy Office Head Class Disciplinary Monitor of Inspection Bureau of China Petrochemical Corporation’s Disciplinary Division, Deputy Head (Deputy Director) and Head (Director) of the Office of Inspection Bureau of China Petrochemical Corporation’s Disciplinary Division, and Director of Section 1 of Inspection Bureau of China Petrochemical Corporation’s Disciplinary Division. From April 2004 to April 2005, he was a Deputy Bureau Director Class Disciplinary Inspector of Supervisory Bureau of China Petrochemical Corporation and a Deputy Bureau Director Class Supervisory Inspector of Supervisory Department of Sinopec Corp. Since April 2005, Mr. Wu has been Deputy Director of Supervisory Bureau of China Petrochemical Corporation and Deputy Director of Supervisory Department of Sinopec Corp. Mr. Wu graduated from Shijiazhuang Army Command Academy and has a senior professional title.

Independent Supervisors

Liu Xiangdong, 57, is President of Zhengda International Finance Corporation. He was elected as an Independent Supervisor of the Company in June 2000. Mr. Liu has held various positions including Planning and Credit Officer and Deputy Head and Head of the Credit Division of banks. He has also been Deputy Director and Director of the Planning Department of the Industrial and Commercial Bank of China, Shanghai Branch, Chief Economist and Director of the Planning Division of the Industrial and Commercial Bank of China, Shanghai Branch. He has been Deputy Director of the Industrial and Commercial Bank of China, Shanghai Branch since October 1997. He was appointed General Manager of Investment Division of the Industrial and Commercial Bank of China in June 2002. Mr. Liu has been working in the banking sector for many years and has abundant experience in business management practices. He holds a master’s degree in economics and is a senior economist.

Yin Yongli, 68, is Chairman of Management Committee of Tianhua Certified Public Accountant. In June 2005, he was appointed Independent Supervisor of the Company. Mr. Yin has held various positions including Deputy Chief and Chief of finance section of Shandong Shengli Refinery, Deputy Chief Accountant of Qliu Petrochemical Company, Chief Accountant of Planning and Financing Department of China Petrochemical Corporation and Chief Accountant and Deputy Director of Financing Department of China Petrochemical Corporation and Director of Shihua Auditing Firm. In September 2001, he was Chairman of China Rightson Certified Public Accountants. Since June 2004, Mr. Yin has been appointed Chairman of Huazheng Certified Public Accountant. Since June 2005, Mr. Yin has been Chairman of Management Committee of Tianhua Certified Public Accountant. Mr. Yin has engaged in financing and auditing for many years and has rich experience in financing management and enterprise auditing. Mr. Yin graduated from Shandong Institute of Finance and Economics in 1964. Mr. Yin is a professional accountant and is a certified accountant.

Senior Management

Zhang Jianping, 45, is a Vice President of the company. He joined the Complex in 1987, and successively held the positions of Vice Chief Engineer of Oil Refining Chemical Department Arene Factory, Vice Director of the Plastic Factory, Deputy Manager of Plastics Department of Shanghai Petrochemical, Director of the

Chemical Institute, Director of Production Department of Shanghai Petrochemical. In February 2002, he became the assistant to the President of our company and Director of Production Department. In July 2004, he was appointed Vice President of our company. Mr. Zhang graduated from East China Chemical Institute specializing in Petroleum Refinery and received a Master’s Degree in Petroleum Processing from the same school in 1987. He is a qualified senior engineer.

Tang Chengjian, 52, is a Vice President of our company. He joined the Complex in 1974, and successively held the positions of Deputy Secretary of Communist Party Committee, Trade Union Director, Deputy Director and Director of Thermal Power Factory at the Complex. He was appointed the Vice President of our company in July 2004. Mr. Tang graduated from Shanghai Power Technology School with a specialization in power plant steam turbines; received a graduate diploma from Shanghai Power College in power plant and power systems; received a bachelor degree from Shanghai No. 2 Industry University in project management; and a MBA from China Europe International Industrial and Commercial Institute in 2001. He is a qualified engineer.

Zhang Jingming, 50, is Secretary to the Board of directors and General Counsel of the Company. Mr. Zhang joined the Complex in 1978. He has held various positions including Project Manager of the International Department, the Company’s Securities Affairs Representative in Hong Kong, Deputy Director of the International Department and Deputy Director of the Board Secretariat. In June 1999, Mr. Zhang was appointed Secretary to the Board and Director of the Board Secretariat. In June 2001, Mr. Zhang was appointed Director of Strategic Research Department of the Company. In January 2005, Mr. Zhang was appointed General Counsel of the Company. Mr. Zhang graduated from the Shanghai Foreign Language Institute in 1987. During 1992 and 1993, he enrolled at the fourth Sino-British joint MBA program at Northwestern Polytechnic University. Mr. Zhang subsequently left for the University of Hull in the United Kingdom to pursue his studies in an MBA program, and in July 1995, he earned an MBA by the University of Hull. In 2002, Mr. Zhang completed his studies in a master program in international economic law at East China University of Politics and Law. He is a senior economist by professional title.

B. Compensation.

The aggregate amount of cash compensation we paid to our directors, supervisors and executive officers during the year ended December 31, 2007 was approximately RMB5.12 million. In addition, directors and supervisors who are also officers or employees receive certain other benefits-in-kind, such as subsidized or free health care services, housing and transportation, which large Chinese enterprises customarily provide to their employees. No benefits are payable to members of the board or the Supervisory Committee or the executive officers upon termination of their relationship with us.

The following table sets forth the compensation on an individual basis for our directors, supervisors and executive officers who received compensation from us in 2007.

Name	Position with the Company	Remuneration in 2007
		(RMB’000)
Rong Guangdao	Chairman of the Board of Directors and President	544
Du Chongjun	Vice Chairman of the Board of Directors and Vice President	544
Han Zhihao	Director and Chief Financial Officer	466
Shi Wei	Director and Vice President	466
Li Honggen	Director and Vice President	440
Dai Jinbao	Director	219
Lei Dianwu	External Director	0
Xiang Hanyin	External Director	0
Chen Xinyuan	Independent Director	80
Sun Chiping	Independent Director	80
Jiang Zhiquan	Independent Director	80
Zhou Yunnong	Independent Director	80
Gao Jinping	Chairman of the Supervisory Committee	458
Zhang Chenghua	Supervisor	233
Wang Yanjun	Supervisor	217
Zhai Yalin	External Supervisor	0
Wu Xiaoqi	External Supervisor	0
Liu Xiangdong	Independent Supervisor	0
Yin Yongli	Independent Supervisor	0
Zhang Jianping	Vice President	465
Tang Chengjian	Vice President	459
Zhang Jingming	Company Secretary and Corporate Counselor	289

C. Board Practices.

Board of Directors

Our board of directors consists of twelve members. Our directors are elected at meetings of our shareholders, and, unless they resign at an earlier date, are deceased or removed, will serve three-year terms. The term of our current board of directors will expire in 2011. None of our directors, have entered into any service contracts with us or any of our subsidiaries providing for benefits upon termination of appointment or employment.

Supervisory Committee

The Supervisory Committee is responsible for ensuring that our directors and senior officers act in the interests of our company or those of our shareholders or employees and that they do not abuse their positions and powers. The Supervisory Committee has no power to overturn the decisions or actions of our directors or officers and may only recommend that they correct any acts that are harmful to our interests or the interests of our shareholders or employees. The Supervisory Committee is currently composed of seven members appointed for a three year term. The term of the current members will expire in June 2011. Supervisory Committee members have the right to attend meetings of our board of directors, inspect our financial affairs and perform other supervisory functions.

Audit Committee

Pursuant to Paragraph 14 of the Code of Best Practices set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Ltd, we formed an audit committee on June 15, 1999 which consists of three directors. The current members are Chen Xinyuan, Zhou Yunnong and Sun Chiping according to the Resolutions of the First Meeting of the Sixth Session of the Board of Directors. The principal duty of the audit committee is to review and supervise our financial reporting process and internal controls. The members of the audit committee will hold office for the same term as their directorships which will expire in 2011.

Remuneration Committee

We formed a remuneration committee on December 25, 2001 which consists of three directors. The current members are Dai Jinbao, Jiang Zhiquan and Zhou Yunnong. The key responsibility of the Remuneration Committee is to formulate and review the remuneration policy and plan for the directors and executive officers, formulate the standards for evaluation of the directors and executive officers and conduct such evaluations.

Summary Corporate Governance Differences

There are significant differences between our corporate governance practices and those of U.S. issuers listed on the New York Stock Exchange. Pursuant to Section 303A.11 of the NYSE listing Manual, we have disclosed certain of these differences on our website at www.spc.com.cn/enspc/spc/newsroomlook.php?Did=1650&cid=69dD1ev=5.

D. Employees.

As of December 31, 2007, we had 19,252 employees.

The following table shows the approximate number of employees we had at the end of our last three years by the principal business function they performed:

	December 31,
	2007	2006	2005
Management	1,533	1,580	2,004
Engineers, technicians and factory personnel	11,067	14,163	16,427
Accounting, marketing and other	6,652	7,179	7,050

Total	19,252	22,922	25,481

Approximately 30.1% of our work force graduated from university or technical colleges. In addition, we offer our employees opportunities for education and training based upon our development and the individual performance of each employee.

A system of labor contracts has been adopted in our company. The contract system imposes discipline, provides incentives to adopt better work habits and gives us greater management control over our work force. We believe that by linking remuneration to productivity, the contract system has also improved employee morale. As of December 31, 2007, almost all of the work force was employed pursuant to labor contracts which specify the employee’s position, responsibilities, remuneration and grounds for termination. The contracts generally have short terms of one to five years and may be renewed with the agreement of both parties. The remaining personnel are employed for an indefinite term.

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

Total remuneration of our employees includes salary and bonuses. Employees also receive certain benefits in terms of housing, education and health services that we subsidize, and other miscellaneous subsidies. In 2007, we paid RMB1,209 million in employment costs.

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

E. Share Ownership.

The following table shows the ownership interests of our Directors, Supervisors and senior officers in our shares as of June 16, 2008. All shares indicated are A shares and are directly owned by the relevant persons. In each case, they represent less than 1% of the outstanding A shares. No change in shareholdings occurred. Except as disclosed below, none of the Directors, Supervisors or senior officers or their affiliates had any other beneficial interest in our issued share capital as of June 16, 2008.

Name	Position	Shares held at December 31, 2007
Rong Guangdao	Chairman and President	3,600
Du Chongjun	Vice Chairman	1,000
Han Zhihao	Director and Chief Financial Officer	0
Li Honggen	Director and Vice President	0
Dai Jinbao	Director	0
Shi Wei	Director and Vice President	0
Lei Dianwu	External Director	0
Xiang Hanyin	External Director	0
Sun Chiping	Independent Director	0
Jiang Zhiquan	Independent Director	0
Zhou Yunnong	Independent Director	0
Chen Xinyuan	Independent Director	0
Gao Jinping	Chairman of Supervisory Committee	0
Zhang Chenghua	Supervisor	0
Wang Yanjun	Supervisor	0
Zhai Yalin	External Supervisor	0
Wu Xiaoqi	External Supervisor	0
Liu Xiangdong	Independent Supervisor	0
Yin Yongli	Independent Supervisor	0
Zhang Jianping	Vice President	0
Tang Chengjian	Vice President	0
Zhang Jingming	Company Secretary	0

We have no employee share purchase plan, share option plan or other arrangement to involve employees in our share capital.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders.

Sinopec Corp owns 55.56% of our share capital and is able to exercise all the rights of a controlling shareholder, including the election of directors and voting on amendments to our Articles of Association.

The table below sets forth information regarding ownership of our capital stock as of June 1, 2008 by (i) all persons who we know own more than five percent of our capital stock and (ii) our officers and directors as a group. We are not aware that any such shareholder had voting rights different from those of our other shareholders.

Title of Class	Identity of Person or Group	Number of Shares Held	Percent of Total Share Capital
Domestic Shares	China Petroleum & Chemical Corporation (1)	4,000,000,000	55.56%
H Shares	HKSCC nominees Ltd.	2,303,698,101	32.00%
A Shares	Directors and Officers	4,600	less than 1%

(1)	This company is controlled by China Petrochemical Corporation which is itself controlled by the Chinese government.

As of June 1, 2008, a total of 2,330,000,000 H Shares were outstanding. As of June 1, 2008, a total of 3,339,543 ADSs, representing the equivalent of 333,954,300 H Shares, were outstanding and held by 115 holders of record. A total of 720,000,000 A Shares were outstanding on June 1, 2008.

To the best of our knowledge, except as disclosed above, we are not directly or indirectly controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

We are not aware of any arrangement that may at a subsequent date result in a change of control of our company.

B. Related Party Transactions.

Intercompany service agreements

Prior to its restructuring, JI provided machinery, maintenance, transportation, medical care, technical training and other services to us, and we provided public utility services, such as water, electricity and steam, to JI. Following the restructuring of JI in August 1997 and the transfer of some of its subsidiaries to Sinopec and rest of its subsidiaries to Shanghai Jinshan District, the services agreement between us and JI was terminated. In March 1998, we entered into a new services agreement with Sinopec to replace the terminated services agreement. The new services agreement contains the same terms and conditions as those contained in the previous services agreement and the services are to be provided either at market prices or prices set by governmental authorities. Those services are currently provided by Sinopec Group. See Item 4. Information on the Company—History.

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

Upon approval and authorization by the 2005 Extraordinary General Meeting held on June 28, 2005, we entered into a Sales and Purchases Framework Agreement with Sinopec Corp and a Comprehensive Services Framework Agreement with Sinopec. As these agreements were set to expire on December 31, 2007, we entered into a new Product Supply and Sales Services Framework Agreement with Sinopec Corp and a new Comprehensive Services Framework Agreement with Sinopec upon approval and authorization by the 2007 Extraordinary General Meeting held on December 13, 2007. Under the Product Supply and Sales Services Framework Agreement, we purchase raw materials from and sell petroleum products and petrochemicals to Sinopec Corp and its associates. Under the Comprehensive Services Framework Agreement, we accept transportation, design, construction and installation, insurance agency and financial services provided by Sinopec Corp and its associates. The directors, including each of the independent non-executive directors confirm that these continuing connected transactions were conducted in accordance with the terms of the Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreements throughout 2007. At the Second 2005 Extraordinary General Meeting held on December 30, 2005, our shareholders approved certain caps on the annual transaction values of certain on-going connected transactions for the years ended December 31, 2005, December 31, 2006 and December 31, 2007. The directors, including each of the independent non-executive directors confirm that such continuing connected transaction values did not exceed the caps so approved. At the 2007 Extraordinary General Meeting held on December 13, 2007, our shareholders also approved certain caps on the annual transaction values of certain on-going connected transactions for the years ended December 31, 2008, December 31, 2009 and December 31, 2010.

On August 25, 2005, the petrochemical products agency sales contract with Sinopec Corp was considered and approved at the second meeting of the fifth session of the Board. Pursuant to the contract, we appoint Sinopec Corp as a non-exclusive sales agent for the sales of synthetic resins, synthetic fibers, synthetic fiber monomers and polymers, organic petrochemical products and by- products from ethylene cracking and aromatic plants and other substandard products related to the above five products.

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

Type of transactions	Related parties	Amount	Unit: RMB’000 Percentage of total amount of the type of transaction
			(%)
Income from sale of products and services	Sinopec Huadong China Sales Company	17,884,389	32.28
	Other related parties	5,022,696	9.07

Purchases	Sinopec Transport and Storage Company	22,377,518	41.58
	Other related parties	16,356,661	30.39

Installation fees	Sinopec and its subsidiaries	206,256	34.78

Transportation costs	Sinopec Transport and Storage Company	254,128	67.58

This includes: an amount of RMB20,853,142,000 for the connected transactions in respect of the sale of products or the provision of labor services to the controlling shareholder and its subsidiaries by the listed company during 2007.

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

We entered into equity transfer agreements with Sinopec Finance Co., Ltd to transfer our respective equity interests in China Everbright Bank and Bank of Shanghai to Sinopec Finance Co., Ltd. The considerations for the China Everbright Bank transfer and Bank of Shanghai transfer were RMB66,993,800 and RMB14,729,600, respectively. The relevant transfer agreements were entered into on December 7, 2006. As at the asset appraisal date, the book value of the equity interests held by the respective parties in China Everbright Bank and Bank of Shanghai totaled RMB55,449,641. The increase in the fair value of those equity interests of RMB26,228,500 as a result of the above transaction was recognized in the reserve, net of deferred tax, in 2006. The transaction prices were determined by way of a bidding process on the China Beijing Equity Exchange. The transfer of equity interest in China Everbright Bank was completed in April 2007. The transfer of equity interest in Bank of Shanghai was completed in July 2007.

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

Transactions under the State Plan—Transactions entered into pursuant to the State Plan are exempt, provided that we disclose them to shareholders in our next annual report filed in Hong Kong (“HK Annual Report”).

Transactions with Sinopec Corp—The HKSE has confirmed that transactions with Sinopec Corp or its associates which were previously carried out with Sinopec and its associates and were covered by the waivers, continue to be exempt following the reorganization of Sinopec on the basis that there is no change in our ultimate controlling shareholder, provided that we satisfy the following conditions (such transactions will include transactions with Sinopec Group since Sinopec Group is the controlling company of Sinopec Corp):

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

If, however, disclosure of any such transactions is necessary to enable investors to appraise our position or to avoid the establishment of a fraudulent market in our shares or if such transactions may have any material effect on the trading of our shares on the HKSE, we are required to disclose the relevant transaction to the HKSE as soon as practicable. The expression “ordinary course of business” will be determined in the context of the actual business of the relevant company and the expression “normal commercial terms” will be applied by reference to transactions of a similar nature and to be made by similar entities within China or, in the absence of available comparison, by reference to our history and pattern of dealings. Please also see Note 28 to our consolidated financial statements included in Item 18. Financial Statements.

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

Export Sales

In 2007, export sales accounted for RMB201.0 million (US$27.55 million) or 0.37% of our total net sales.

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

We expect to continue to pay dividends, although there can be no assurance as to the particular amounts that might be paid from year to year. Payment of future dividends will depend upon our revenue, financial condition, future earnings and other factors. See Item 5. Operating and Financial Review and Prospects and Item 3. Key Information—Selected Financial Data—Dividends.

B. Significant Changes.

No significant change has occurred since the date of the financial statements included in this Annual Report.

ITEM 9.	THE OFFER AND LISTING.

A. Offer and Listing Details

Set forth below is certain market information relating to our H Shares, ADSs and A Shares for the periods indicated.

	Price per H Share		Price per ADS		Price per A Share
	(HK$)		(US$)		(RMB)
	High	Low	High	Low	High	Low
2002	1.28	0.69	15.61	8.74	4.46	2.80
2003	3.45	1.70	46.26	14.35	6.02	3.07
2004	4.07	1.86	53.90	24.30	8.15	4.37
2005	3.58	2.25	45.20	29.55	5.07	3.11
2006	5.00	2.97	64.60	38.60	7.18	4.03
2007	7.38	3.26	102.77	31.37	22.49	6.05
2006
First Quarter	5.00	2.97	64.60	38.60	6.20	4.03
Second Quarter	4.75	3.28	62.00	41.49	7.18	5.21
Third Quarter	4.23	3.40	53.20	44.20	6.76	5.48
Fourth Quarter	4.04	3.13	51.44	40.85	6.55	4.72
2007
First Quarter	4.42	3.49	54.90	44.55	9.65	6.05
Second Quarter	6.18	3.99	75.95	51.50	15.77	8.70
Third Quarter	6.54	3.26	84.50	46.10	20.42	10.55
Fourth Quarter	7.38	4.20	102.77	54.74	22.49	14.48
Most Recent Six Months
January 2008	4.88	3.34	61.88	41.77	17.60	12.56
February 2008	3.88	3.50	50.18	44.77	13.80	12.00
March 2008	3.68	2.37	47.08	31.37	12.93	9.32
April 2008	3.50	2.63	43.95	33.93	9.80	6.70
May 2008	3.39	2.83	43.65	36.92	8.30	7.70

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

We are a joint stock limited company established in accordance with the Company Law and certain other laws and regulations of the PRC. We are registered with the Shanghai Administration of Industry and Commerce with business license number 310000000021453. Our Articles of Association provide, at article 12, that our purpose is:

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

Dividend payments may be subject to Chinese withholding tax. See Item 10. Additional Information—Taxation.

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

Board of Directors

Our Articles of Association authorize up to 19 directors. Directors are elected by shareholders at a general meeting for a three year term from among candidates nominated by the board of directors or by shareholders holding 5% or more of our shares. Because our directors do not serve staggered terms, the entire board of directors will stand for election, and could be replaced, every three years. Our directors are not required to hold any shares in us, and there is no age limit requirement for the retirement or non- retirement of our directors.

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

More than one third of our directors of board must be independent from our shareholders and not hold any office with us (each, “Independent Director”). At least one Independent Director must be an accounting professional and all Independent Directors must possess a basic knowledge of the operations of a listed company and be familiar with relevant laws and rules and have at least five years working experience in law, economics or other area required for the fulfillment of responsibilities as an Independent Director. Independent Directors may not serve for terms exceeding six years. In addition, there are specific persons who are disqualified from acting as Independent Director. These include:

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

The Renminbi currently is not a freely convertible currency. The State Administration of Foreign Exchange (“SAFE”), under supervision of the People’s Bank of China (“PBOC”) controls the conversion of Renminbi into foreign currency. Although PRC governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of SAFE and other relevant authorities. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures.

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

Tax on Dividends

For an Individual Investor

According to the Individual Income Tax Law of the People’s Republic of China, as amended on December 29, 2007 (the “Individual Income Tax Law”) dividends paid by Chinese companies to foreign individuals are ordinarily subject to Chinese withholding tax at a flat rate of 20%.

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

For a Corporation

According to the New Enterprise Income Tax Law and its implementation rules, effective January 1, 2008, dividends by Chinese companies to foreign enterprises, which have no establishment or residence in China or whose dividends from China do not relate to their establishment or residence in China, are ordinarily subject to a Chinese withholding tax levied at a flat rate of 10%. However, according to the Tax Notice, a foreign enterprise with no permanent establishment in China receiving dividends paid with respect to a Chinese company’s Overseas Shares and B Shares will temporarily not be subject to the 10% withholding tax. In the event that the Tax Notice is withdrawn, a 10% withholding tax may be imposed in accordance with the New Enterprise Income Tax Law, subject to reduction by an applicable income tax treaty.

Capital Gains Tax

According to the Individual Income Tax Law, the New Enterprise Income Tax Law, their respective implementing regulations, and the Notice on Questions Relating to Reduced Income Tax on Foreign Enterprise Income in China from Interest, issued by the State Council on November 18, 2000 (the “Rate Reduction Notice”), capital gains recognized by foreign individuals and foreign corporations, with respect to their sale of equity shares of Chinese companies, are ordinarily subject to Chinese tax, purportedly in the form of withholding tax, at a flat rate of 20% and 10% respectively.

However, pursuant to the Tax Notice, capital gains recognized by foreign individuals and foreign corporations, with respect to their sale of Overseas Shares and B Shares are temporarily exempt from Chinese tax. As discussed above, the relevant tax authority has thus far not sought to collect Chinese tax on capital gains recognized by foreign individuals and foreign corporations with respect to their sale of Overseas Shares and B Shares.

In the event that the Tax Notice is withdrawn, Chinese tax, at a rate of 20% for individuals or 10% for corporations may be imposed in accordance with the Individual Income Tax Law, the New Enterprise Income Tax Law, their respective implementing regulations and the Rate Reduction Notice, subject to reduction by an applicable income tax treaty.

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

This summary is for general information only and does not address all aspects of the U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as: banks; financial institutions; insurance companies; dealers in stocks, securities, or currencies; traders in securities that elect to use a mark-to- market method of accounting for their securities holdings; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; expatriates of the United States; persons subject to the alternative minimum tax; persons holding H Shares or ADSs as part of a straddle, hedge, conversion transaction, or other integrated transaction; persons who acquired H Shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation for services; persons actually or constructively holding 10% or more of our voting stock; and U.S. Holders (as defined below) whose functional currency is other than the U.S. dollar.

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

Distributions on H Shares or ADSs

General. Subject to the discussion in “Passive Foreign Investment Company” below, if you actually or constructively receive a distribution on H Shares or ADSs, you must include the distribution in gross income as a taxable dividend on the date of your (or in the case of ADSs, the depositary’s) receipt of the distribution, but only to the extent of our current or accumulated earnings and profits, as calculated under U.S. federal income tax principles. Such amount must be included without reduction for any foreign taxes withheld. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations with respect to dividends received from certain domestic corporations. Dividends paid by us may or may not be eligible for preferential rates applicable to qualified dividend income, as described below.

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

In addition, for dividends to be treated as QDI, we must not be a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year. We do not believe that we will be a PFIC for our current taxable year. However, please see the discussion under “Passive Foreign Investment Company” below. Additionally, in order to qualify for QDI treatment, you generally must have held the H Shares or ADSs for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date. However, your holding period will be reduced for any period during which the risk of loss is diminished.

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

Foreign Currency Distributions. A dividend paid in foreign currency (e.g., Hong Kong dollars or Chinese renminbi) must be included in your income as a U.S. dollar amount based on the exchange rate in effect on the date such dividend is received, regardless of whether the payment is in fact converted to U.S. dollars. If the dividend is converted to U.S. dollars on the date of receipt, you generally will not recognize a foreign currency gain or loss. However, if you convert the foreign currency to U.S. dollars on a later date, you must include in income any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount you included in income when the dividend was received and (ii) the amount that you receive on the conversion of the foreign currency to U.S. dollars. Such gain or loss will generally be ordinary income or loss and U.S. source for U.S. foreign tax credit purposes.

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

Foreign Tax Credits. Subject to certain conditions and limitations, any foreign taxes paid on or withheld from distributions from us and not refundable to you may be credited against your U.S. federal income tax liability or, alternatively, may be deducted from your taxable income. This election is made on a year-by-year basis and applies to all foreign taxes paid by you or withheld from you that year. No Chinese withholding tax currently is imposed on dividends on the H Shares and ADSs, although Chinese withholding taxes could be imposed in the future.

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

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the preferential tax rates applicable to QDI, as defined above. Accordingly, the creditability of any foreign taxes and the availability of such preferential tax rates could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.

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

If you have held the H Shares or ADSs for more than one year at the time of disposition, such capital gain or loss will be long- term capital gain or loss. Preferential tax rates for long-term capital gain (currently, with a maximum rate of 15% for taxable years beginning before January 1, 2011) will apply to non-corporate U.S. Holders. If you have held the H Shares or ADSs for one year or less, such capital gain or loss will be short-term capital gain or loss taxable as ordinary income at your marginal income tax rate. The deductibility of capital losses is subject to limitations.

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

Under the income and asset tests, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change. In determining that we are not a PFIC, we are relying on our projected revenues and projected capital expenditures. If our actual revenues and capital expenditures do not match our projections, we may become a PFIC. For example, if we do not spend enough of the cash (a passive asset) we raise from any financing transactions we may undertake, the relative percentage of our passive assets will increase. In addition, our determination is based on a current valuation of our assets, including goodwill (an active asset). In calculating goodwill, we have valued our total assets based on our market capitalization, determined using the market price of our shares. Such market price may fluctuate. If our market capitalization is less than anticipated or subsequently declines, this will decrease the value of our goodwill and we may become a PFIC. Furthermore, we have made a number of assumptions regarding the amount of value allocable to goodwill. We believe our valuation approach is reasonable. However, it is possible that the IRS will challenge the valuation of our assets, including goodwill, which may result in our being a PFIC.

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

TAXATION OF NON-U.S. HOLDERS

Distributions on H Shares or ADSs

Subject to the discussion in “Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on distributions received on H Shares or ADSs, unless the distributions are effectively connected with your conduct of a trade or business in the United States (and, if an applicable income tax treaty so requires, attributable to a permanent establishment that you maintain in the United States).

If distributions are effectively connected with a U.S. trade or business (and, if applicable, attributable to a U.S. permanent establishment), you generally will be subject to tax on such distributions in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders—Distributions on H Shares or ADSs” above. In addition, any such distributions received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Dispositions of H Shares or ADSs

Subject to the discussion in “Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on any gain recognized on a sale or other taxable disposition of H Shares or ADSs, unless (i) the gain is effectively connected with your conduct of a trade or business in the United States (and, if an applicable income tax treaty so requires, attributable to a permanent establishment that you maintain in the United States), or (ii) you are an individual and are present in the United States for at least 183 days in the taxable year of the disposition, and certain other conditions are met.

If you meet the test in clause (i) above, you generally will be subject to tax on any gain that is effectively connected with your conduct of a trade or business in the United States in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders—Dispositions of H Shares or ADSs” above. Effectively connected gain realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

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

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31 of each year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short- swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Sensitivity

We are subject to risk resulting from fluctuations in interest rates. Our debts are fixed and variable rate bank and other loans, with original maturities ranging from 1 to 13 years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. We have no program of interest rate hedging activities and did not engage in any such activities in 2007 or 2006.

The following table provides information, by maturity date, regarding our interest rate sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of December 31, 2007 and 2006.

	As of December 31, 2007
	2008	2009	2010	2011	2012	2013	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	9,097	—	—	—	—	—	9,097	8,641
Average interest rate	1.80%	—	—	—	—	—	1.80%	—
Variable rate bank and other loans
In U.S. Dollars	612,642	—	—	—	—	—	612,642	612,642
Average interest rate (1)	5.77%	—	—	—	—	—	5.77%	—
In RMB	3,445,300	485,000	100,000	—	—	—	4,030,300	4,015,929
Average interest rate (1)	5.41%	6.88%	5.91%	—	—	—	5.60%	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

	As of December 31, 2006
	2007	2008	2009	2010	2011	Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	14,056	9,654	—	—	—	—	23,710	22,410
Average interest rate	1.80%	1.80%	—	—	—	—	1.80%	—
Variable rate bank and other loans
In U.S. Dollars	2,001,726	—	—	—	—	—	2,001,726	2,001,726
Average interest rate (1)	5.90%	—	—	—	—	—	5.90%	—
In RMB	2,243,500	510,000	450,000	—	—	—	3,203,500	3,185,978
Average interest rate (1)	4.00%	5.48%	5.51%	—	—	—	4.45%	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

Exchange Rate Sensitivity

We are also exposed to foreign currency exchange rate risk as a result of our foreign currency denominated long-term debt and, to a limited extent, cash and cash equivalents denominated in foreign currencies. We have no program of foreign currency hedging activities and did not engage in any foreign currency hedging activities in 2007 or 2006.

The following table provides information, by maturity date, regarding our foreign currency exchange rate sensitive financial instruments, which consist of cash and cash equivalents, short-term and long-term debt obligations as of December 31, 2007 and 2006.

	As of December 31, 2007
	2008	2009	2010	2011	2012	Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments
Cash and cash equivalents:
In Hong Kong Dollars	12,382	—	—	—	—	—	12,382	12,382
In U.S. Dollars	347	—	—	—	—	—	347	347
In Euro	—	—	—	—	—	—	—
In Japanese Yen	—	—	—	—	—	—	—
In Swiss Frank	841	—	—	—	—	—	841	841
Debt:
Fixed rate bank and other loans in U.S. Dollars	9,097	—	—	—	—	—	9,097	8,641
Average interest rate	1.80%	—	—	—	—	—	1.80%	—
Variable rate bank and other loans in U.S. Dollars	612,642	—	—	—	—	—	612,642	612,642
Average interest rate (1)	5.77%	—	—	—	—	—	5.77%	—
Interest free bank and other loans in U.S. Dollars	2,630	2,630	2,630	2,629	—	—	10,519	9,150

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

	As of December 31, 2006
	2007	2008	2009	2010	2011	Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments
Cash and cash equivalents:
In Hong Kong Dollars	11,834	—	—	—	—	—	11,834	11,834
In U.S. Dollars	40,121	—	—	—	—	—	40,121	40,121
In Euro	1,201	—	—	—	—	—	1,201	1,201
In Japanese Yen	4	—	—	—	—	—	4	4
Debt:
Fixed rate bank and other loans In U.S. Dollars	14,056	9,654	—	—	—	—	23,710	22,410
Average interest rate	1.80%	1.80%	—	—	—	—	1.80%	—
Variable rate bank and other loans in U.S. Dollars	2,001,726	—	—	—	—	—	2,001,726	2,001,726
Average interest rate (1)	5.90%	—	—	—	—	—	5.90%	—
Interest free bank and other loans in U.S. Dollars	2,811	2,811	2,811	2,811	2,811	—	14,055	11,783

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15.	CONTROLS AND PROCEDURES

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Securities Exchange Act of 1934) as of the end of the fiscal year covered by this annual report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were adequate and effective to ensure that material information relating to our company, including our consolidated subsidiaries, was made known to them by others within our company and our consolidated subsidiaries.

B. Management’s report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) of the Securities Exchange Act of 1934). The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting based upon the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2007. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007 based on these criteria.

KPMG, an independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 20-F and, as part of the audit, has issued a report, included herein, on the effectiveness of our internal control over financial reporting.

Subsequent to the date of the evaluation described above, we have not made any significant changes, including corrective actions with regard to significant deficiencies or material weaknesses, in our internal controls or in other factors that could significantly affect these controls.

C. Report of Independent Registered Public Accounting Firm.

The Board of Directors and Shareholders of

Sinopec Shanghai Petrochemical Company Limited:

We have audited Sinopec Shanghai Petrochemical Company Limited and subsidiaries (the “Group”)’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Group as of December 31, 2006 and 2007, and the related consolidated statements of income, equity and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated April 7, 2008 expressed an unqualified opinion on those consolidated financial statements.

/S/ KPMG

Hong Kong, China

April 7, 2008

D. Changes in internal control over financial reporting.

For the year ended December 31, 2007, there have been no significant changes to our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the fees charged by KPMG, our principal accountant, for certain services rendered to us during 2006 and 2007.

	For the year ended December 31,
	(in thousands of RMB)
	2006	2007
Audit fees (1)	7,721	8,727
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All other fees (4)	300	—

Total	8,021	8,727

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services rendered by our principal auditors for the audit of our financial information.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by the our principal accountant, other than the services reported under audit fees, audit-related fees and tax fees.

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

Separate financial statements and notes thereto for Shanghai Secco Petrochemical Co., Ltd. are being filed pursuant to Rule 3-09 of Regulation S-X. See pages F-62 to F-105.

ITEM 18.	FINANCIAL STATEMENTS.

See pages F-1 to F-61.

ITEM 19.	EXHIBITS

12.1	Certification of Chairman Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chairman Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: June 25, 2008	/s/ RONG GUANGDAO
Rong Guangdao, Chairman

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Index

Years Ended December 31, 2005, 2006 and 2007

Consolidated Financial Statements of Sinopec Shanghai Petrochemical Company Limited

(1)	The financial statements of Shanghai Secco Petrochemical Company Limited, an investee of Sinopec Shanghai Petrochemical Company Limited, are included in this Annual Report on Form 20-F of Sinopec Shanghai Petrochemical Company Limited to comply with Rule 3-09 of Regulation S-X of the U.S. Federal Securities Laws.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Sinopec Shanghai Petrochemical Company Limited:

We have audited the accompanying consolidated balance sheets of Sinopec Shanghai Petrochemical Company Limited and subsidiaries (the “Group”) as of December 31, 2006 and 2007, and the related consolidated statements of income, equity, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sinopec Shanghai Petrochemical Company Limited and subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 7, 2008 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

KPMG

Hong Kong, China

April 7, 2008

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2006 and 2007

(Amounts in thousands)

		December 31,
		2006	2007
	Note	Renminbi	Renminbi
Assets
Current assets:
Cash and cash equivalents		894,650	893,165
Inventories	14	4,163,256	5,197,849
Amounts due from related companies	28	695,286	515,222
Trade debtors, net	15	358,690	212,257
Bills receivable		1,212,110	1,757,131
Other debtors and prepayments	16	239,114	262,918
Income tax recoverable		—	98,222

Total current assets		7,563,106	8,936,764
Non-current assets:
Property, plant and equipment, net	17	13,359,862	14,977,237
Investment property	18	501,904	512,793
Construction in progress	19	2,008,447	962,313
Lease prepayments and other assets		603,290	649,337
Interest in associates and jointly controlled entities	20	2,787,795	3,068,135
Other investments	21	528,931	714,427
Deferred tax assets	11	30,310	9,629
Goodwill	22	22,415	22,415

Total non-current assets		19,842,954	20,916,286

Total assets		27,406,060	29,853,050

Liabilities and Shareholders’ Equity
Current liabilities:
Loans and borrowings	23	4,270,337	4,091,969
Amounts due to related companies	28	599,773	904,870
Trade creditors		1,385,577	1,504,454
Bills payable		7,026	300,575
Accrued expenses and other creditors		732,951	1,442,284
Income tax payable		34,386	17,580

Total current liabilities		7,030,050	8,261,732
Non-current liabilities:
Loans and borrowings	23	1,063,654	639,289

Total non-current liabilities		1,063,654	639,289

Total liabilities		8,093,704	8,901,021
Shareholders’ equity:
Share capital	24	7,200,000	7,200,000
Share premium and reserves	25	11,776,343	13,448,038

Total equity attributable to equity shareholders’ of the Company		18,976,343	20,648,038
Minority interests		336,013	303,991

Total equity		19,312,356	20,952,029

Total liabilities and shareholders’ equity		27,406,060	29,853,050

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2005, 2006 and 2007

(Amounts in thousands, except per share data)

		Years ended December 31,
		2005	2006	2007
	Note	Renminbi	Renminbi	Renminbi
Sales		45,955,903	50,599,485	55,328,384
Less Sales taxes and surcharges		(765,689)	(681,362)	(1,073,695)

Net sales		45,190,214	49,918,123	54,254,689
Other income	4	632,820	282,142	93,900
Cost of sales	5	(42,887,742)	(49,182,232)	(52,646,516)

Gross profit		2,935,292	1,018,033	1,702,073
Selling and administrative expenses		(444,449)	(521,990)	(504,712)

		2,490,843	496,043	1,197,361
Other operating income	6	238,611	297,394	216,553
Other operating expenses	7	(201,494)	(240,530)	(521,258)

Income from operations		2,527,960	552,907	892,656

Financial income		96,776	137,997	82,280
Financial expenses		(276,174)	(303,386)	(260,206)

Net financing costs	9	(179,398)	(165,389)	(177,926)

Investment income	10	—	—	770,725

Share of (losses) / profits of associates and jointly controlled entities		(60,968)	576,682	665,897

Income before income tax		2,287,594	964,200	2,151,352
Income tax	11	(366,300)	(53,238)	(468,216)

Net income		1,921,294	910,962	1,683,136

Attributable to:
Equity shareholders of the Company		1,850,449	844,407	1,634,080
Minority interests		70,845	66,555	49,056

Net income		1,921,294	910,962	1,683,136

Basic earnings per share	12	RMB 0.26	RMB 0.12	RMB 0.23

Dividends attributable to the year	13	720,000	288,000	648,000

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Equity

For the years ended December 31, 2005, 2006 and 2007

(Amounts in thousands)

		Share capital	Share premium	Reserves	Retained earnings	Total equity attributable to equity shareholders of the Company	Minority interests	Total
	Note	Renminbi	Renminbi	Renminbi	Renminbi	Renminbi	Renminbi	Renminbi
Balances at January 1, 2005		7,200,000	2,420,841	4,051,672	4,744,476	18,416,989	373,084	18,790,073
Derecognition of negative goodwill		—	—	—	2,549	2,549	—	2,549

Balances at January 1, 2005 (adjusted)		7,200,000	2,420,841	4,051,672	4,747,025	18,419,538	373,084	18,792,622
Profit attributable to shareholders		—	—	—	1,850,449	1,850,449	70,845	1,921,294

Total recognized income and expense		—	—	—	1,850,449	1,850,449	70,845	1,921,294
Appropriation	25	—	—	340,926	(340,926)	—	—	—
Dividends approved in respect of previous year	13(b)	—	—	—	(1,440,000)	(1,440,000)	—	(1,440,000)
Dividends paid to minority shareholders		—	—	—	—	—	(96,476)	(96,476)

Balances at December 31, 2005		7,200,000	2,420,841	4,392,598	4,816,548	18,829,987	347,453	19,177,440
Balances at January 1, 2006		7,200,000	2,420,841	4,392,598	4,816,548	18,829,987	347,453	19,177,440
Unrealized gain for changes in fair values of available-for-sale securities, net of deferred tax		—	—	21,949	—	21,949	—	21,949

Total income and expense recognized directly in equity		—	—	21,949	—	21,949	—	21,949
Profit attributable to shareholders		—	—	—	844,407	844,407	66,555	910,962

Total recognized income and expense		—	—	21,949	844,407	866,356	66,555	932,911
Appropriation	25	—	—	73,685	(73,685)	—	—	—
Dividends approved in respect of previous year	13(b)	—	—	—	(720,000)	(720,000)	—	(720,000)
Dividends paid to minority shareholders		—	—	—	—	—	(77,995)	(77,995)

Balances at December 31, 2006		7,200,000	2,420,841	4,488,232	4,867,270	18,976,343	336,013	19,312,356

Balances at January 1, 2007		7,200,000	2,420,841	4,488,232	4,867,270	18,976,343	336,013	19,312,356
Unrealized gains for changes in fair value of available-for-sale securities, net of deferred tax		—	—	842,002	—	842,002	—	842,002
Transfer to profit or loss on disposal of available-for-sale securities, net of deferred tax		—	—	(516,387)	—	(516,387)	—	(516,387)

Total income and expense recognized directly in equity		—	—	325,615	—	325,615	—	325,615
Profit attributable to shareholders		—	—	—	1,634,080	1,634,080	49,056	1,683,136

Total recognized income and expense		—	—	325,615	1,634,080	1,959,695	49,056	2,008,751
Adjustment to Reserves	25	—	—	(36,733)	36,733	—	—	—
Appropriation	25	—	—	192,434	(192,434)	—	—	—
Dividends approved in respect of previous year	13(b)	—	—	—	(288,000)	(288,000)	—	(288,000)
Dividends paid to minority shareholders		—	—	—	—	—	(81,078)	(81,078)

Balances at December 31, 2007		7,200,000	2,420,841	4,969,548	6,057,649	20,648,038	303,991	20,952,029

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2005, 2006 and 2007

(Amounts in thousands)

		Years ended December 31,
		2005	2006	2007
		Renminbi	Renminbi	Renminbi
Net cash generated from operating activities	(a)	3,943,578	1,696,615	1,441,998

Cash flows from investing activities:
Interest income received		39,631	56,827	46,421
Investment income received		79,688	47,596	393,062
Capital expenditure		(1,142,927)	(2,008,779)	(2,134,123)
Proceeds from disposal of property, plant and equipment		131,845	254,843	68,708
Purchase of investments and addition of interests in associates		(347,170)	(54,206)	—
Proceeds from disposal of investments		45,691	351,178	1,114,701
Proceeds from maturities of time deposits		4,000	—	—

Net cash used in investing activities		(1,189,242)	(1,352,541)	(511,231)

Cash flows from financing activities:
Net proceeds from issue of corporate bonds		—	2,977,800	—
Proceeds from loans		9,836,199	13,936,126	17,605,887
Repayment of loans		(11,393,941)	(15,910,127)	(16,166,938)
Redemption of corporate bonds		—	(1,000,000)	(2,000,000)
Dividends paid to equity shareholders of the Company		(1,440,000)	(720,000)	(288,000)
Dividends paid to minority shareholders		(96,476)	(77,995)	(81,078)

Net cash used in financing activities		(3,094,218)	(794,196)	(930,129)

Net (decrease) / increase in cash and cash equivalents		(339,882)	(450,122)	638
Cash and cash equivalents at beginning of year		1,690,500	1,347,237	894,650
Effect of foreign exchange rate changes		(3,381)	(2,465)	(2,123)

Cash and cash equivalents at end of year		1,347,237	894,650	893,165

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to the Consolidated Statements of Cash Flows

For the years ended December 31, 2005, 2006 and 2007

(Amounts in thousands)

(a)	Reconciliation of income before income tax and minority interests to cash generated from operations

	Years ended December 31,
	2005	2006	2007
	Renminbi	Renminbi	Renminbi
Income before income tax	2,287,594	964,200	2,151,352
Interest income	(39,631)	(56,827)	(46,421)
Income from unlisted investments	(101,350)	(97,179)	(122,709)
Share of losses / (profits) of associates and jointly controlled entities	60,968	(576,682)	(665,897)
Transfer from equity on disposal of available-for-sale securities	—	—	(770,725)
Interest expense	276,174	303,386	260,206
Depreciation for property, plant and equipment	1,692,213	1,810,990	1,687,435
Depreciation for investment property	12,847	12,678	14,879
Impairment losses for property, plant and equipment	—	50,000	200,295
Amortization of lease prepayments	13,441	29,400	16,972
Unrealized exchange gain	(53,174)	(78,841)	(16,535)
(Gain) / loss on disposal of property, plant and equipment	(15,298)	(19,569)	44,045
Increase in inventories	(387,229)	(48,278)	(1,034,593)
Decrease / (increase) in debtors, bills receivable and deposits	1,170,872	(585,256)	(387,688)
(Decrease) / increase in creditors, other creditors and bills payable	(33,850)	345,628	643,342
(Decrease) / increase in balances with related companies	(207,470)	(1,870)	485,161

Cash generated from operations	4,676,107	2,051,780	2,459,119
Interest paid	(301,537)	(344,064)	(342,574)
Income tax paid	(430,992)	(63,386)	(674,547)
Income tax refund	—	52,285	—

Net cash generated from operating activities	3,943,578	1,696,615	1,441,998

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

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

At December 31, 2007, the following list contains the particulars of subsidiaries, all of which are limited companies established and operated in the PRC, which principally affected the results and assets of the Group.

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

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

None of the subsidiaries have issued any debt securities.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB.

The consolidated financial statements are prepared on the historical cost basis except for certain property, plant and equipment which are modified by the revaluation and the available-for-sale equity securities which are stated at fair value. The accounting policies have been consistently applied by the Group.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key assumptions and estimation made by management in the application of IFRS that have significant effect on the financial statements and have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities in the next financial year are disclosed in note 30.

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

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

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

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activity of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the associate’s or the jointly controlled entity’s net assets.

When the Group’s share of losses exceeds its interest in the associate or the jointly controlled entity, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or the jointly controlled entity.

Unrealized profits and losses resulting from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the associate or jointly controlled entity, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in the profit or loss.

(b)	Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate or a jointly controlled entity over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 2(t)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entities.

Any excess of the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate or a jointly controlled entity is recognized immediately in profit or loss.

(c)	Other investments in equity securities

The Group’s policies for investments in equity securities, other than investments in associates and jointly controlled entities, are as follows:

Investments in available-for-sale equity securities are carried at fair value with any change in fair value recognized directly in equity. When these investments are derecognized or impaired, the cumulative gain or loss previously recognized directly in equity is recognized as investment income in profit or

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

loss. Investments in equity securities, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognized in the balance sheet at cost less impairment losses (see note 2(t)).

(d)	Property, plant and equipment

Property, plant and equipment are stated in the balance sheet at cost or valuation (see note 17) less accumulated depreciation and impairment losses (see note 2(t)). Revaluations are performed with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair value at balance sheet date.

The cost of self-constructed assets includes the cost of materials, direct labor, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs.

Gains or losses arising from the retirement or disposal of items of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the items and are recognized as other operating income or expenses in profit or loss on the date of retirement or disposal.

Depreciation is calculated to write off the costs / revalued amount of property, plant and equipment over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values, as follows:

Buildings	15 to 40 years
Plant, machinery, equipment and others	5 to 26 years

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value are reviewed annually.

(e)	Investment property

Investment properties are properties which are owned or held under a leasehold interest either to earn rental income and / or for capital appreciation.

Investment properties are stated in the balance sheet at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values. Estimated useful life of the investment property is 40 years.

(f)	Lease prepayments and other assets

Lease prepayments and other assets represent prepayments for land use rights and catalysts used in production. They are carried at cost less accumulated amortization and impairment losses (see note 2(t)). The cost of lease prepayments and other assets are charged to cost of sales on a straight-line basis over the respective periods of the rights and the estimated useful lives of the catalysts.

(g)	Construction in progress

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost less government grants that compensate the Company for the cost of construction, and impairment losses (see note 2(t)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the period of construction.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

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

When inventories are sold, the carrying amount of the inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as cost of sales in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

Spare parts and consumables are stated at cost less any provision for obsolescence.

(i)	Trade receivables, bills and other receivables

Trade receivables, bills and other receivables are initially recognized at fair value and thereafter stated at amortized cost less allowance for impairment of doubtful debts (see note 2(t)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of doubtful debts.

Trade receivables, bills and other receivables are derecognized if the Group’s contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial assets to another party without retaining control or substantially all risks and rewards of the assets.

(j)	Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between the amount initially recognized and redemption value being recognized in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(k)	Trade and other payables

Trade and other payables are initially recognized at fair value and thereafter stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(l)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and time deposits with banks and other financial institutions with an initial term of less than three months at acquisition. Cash equivalents are stated at cost, which approximates fair value.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

(m)	Translation of foreign currencies

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

Foreign currency translation differences relating to funds borrowed to finance the construction of property, plant and equipment to the extent that they are regarded as an adjustment to interest costs are capitalized during the construction period. All other exchange gains and losses are recognized as net financial costs in profit or loss.

(n)	Revenue recognition

Revenues associated with the sale of petroleum and chemical products are recognized in profit or loss when the significant risks and rewards of ownership have been transferred to the buyer. Revenue excludes value added tax and is after deduction of any trade discounts and returns. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due to the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Revenue from services rendered is recognized in profit or loss upon performance of the services.

Dividend income is recognized as other operating income in profit or loss on the date the shareholder’s right to receive payments is established.

Gains or losses arising from the retirement or disposal of unlisted investments are determined as the difference between the net disposal proceeds and the carrying amount of the investment and are recognized as other operating income or expenses in profit or loss on the date of retirement or disposal.

Rental income from investment property is recognized as other operating income in profit or loss on a straight-line basis over the term of the lease.

(o)	Government grants

Government grants are recognized in the balance sheet initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as revenue in profit or loss on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted in arriving at the carrying amount of the asset and consequently are recognized in profit or loss over the useful life of the asset.

(p)	Net financing costs

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest income on bank deposits, foreign exchange gains and losses and bank charges.

Interest income from bank deposits is recognized in profit or loss as it accrues using the effective interest method.

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing costs, except to the extent that they are capitalized as being directly attributable to the

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

(q)	Repairs and maintenance expenses

Repairs and maintenance expenses are charged to cost of sales in the profit or loss as and when they are incurred.

(r)	Research and development costs

Research and development costs comprise all costs that are directly attributable to research and development activities or that can be allocated on a reasonable basis to such activities. Because of the nature of the Group’s research and development activities, no development costs satisfy the criteria for the recognition of such costs as an asset. Both research and development costs are therefore recognized as cost of sales in the period in which they are incurred.

(s)	Employee benefits

The contributions payable under the Group’s retirement plans are charged to the profit or loss on an accrual basis according to the contribution determined by the plans. Further information is set out in note 27.

Termination benefits, recorded as employee reduction expenses in the profit or loss, are recognized when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(t)	Impairment loss

(i)	Impairment of trade accounts receivable, bills and other receivables and investments in equity securities other than investments in associates and jointly controlled entities, that do not have a quoted market price in an active market (see note 2(t) (ii)) are accounted as follows:

Trade accounts receivable, bills and other receivables and investments in equity securities other than investments in associates and jointly controlled entities, that do not have a quoted market price in an active market are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognized as cost of sales or other operating expenses. The impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar asset where the effect of discounting is material. Impairment losses for trade accounts receivable, bills and other receivables are reversed if in a subsequent period the amount of the impairment loss decreases. Impairment losses for investments in equity securities are not reversed.

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

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

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

The amount of the reduction is recognized as other operating expenses in profit or loss unless the asset is carried at revalued amount for which an impairment loss is recognized directly against any related revaluation reserve to the extent that the impairment loss does not exceed the amount held in the revaluation reserve for that same asset. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

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

(u)	Dividends payable

Dividends are recognized as a liability in the period in which they are declared.

(v)	Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except differences relating to goodwill not deductible for tax purposes and the initial recognition of assets or liabilities which affect neither accounting nor taxable income. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. The effect on deferred tax of any changes in tax rates is charged or credited to the profit or loss, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

liabilities which were previously charged or credited directly to equity upon initial recognition, in such case the effect of a change in tax rate is also charged or credited to equity.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the assets can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(w)	Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

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

(x)	Related parties

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

(y)	Segment reporting

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

3.	CHANGES IN ACCOUNTING POLICIES

The IASB has issued a number of new and revised IFRS and Interpretations that are first effective or available for early adoption for the current accounting period of the Group.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

There have been no significant changes to the accounting policies applied in these financial statements for the years presented as a result of these developments. However, as result of the adoption of IFRS 7, Financial instruments: Disclosures and the amendment to IAS 1, Presentation of financial statements: Capital disclosures, there have been some additional disclosures provide as follows:

As a result of the adoption of IFRS 7, the financial statements include expanded disclosure about the significance of the Group’s financial instrument and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by IAS 32, Financial instruments: Disclosure and presentation.

These disclosures are provided throughout these financial statements, in particular in note 31.

The amendment to IAS 1 introduces additional disclosure requirements to provide information about the level of capital and the Group’s objectives, policies and processes for managing capital. These new disclosures are set out in note 24.

Both IFRS 7 and the amendment to IAS 1 do not have any material impact on the classification, recognition and measurement of the amounts recognized in the financial instruments.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 32).

4.	OTHER INCOME

During the year ended December 31, 2007, the Group recognized a grant income of RMB94 million (2006: RMB282 million; 2005: RMB633 million). These grants were for compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, and the measures taken by the Group to stabilize the supply in the PRC refined petroleum product market during the respective year. There are no unfilled conditions and other contingencies attached to the receipts of these grants. There is no assurance that the Group will continue to receive such grant in the future.

5.	COST OF SALES

Cost of sales represents:

	Years ended December 31,
	2005	2006	2007
Costs of raw materials
—crude oil	29,576,407	33,307,637	34,456,334
—other ancillary materials	6,953,588	7,901,778	10,022,551
Depreciation	1,688,110	1,806,444	1,681,874
Repairs and maintenance	896,022	874,461	1,023,794
Research and development	54,451	51,610	53,548
Employer’s pension costs
—municipal retirement scheme costs	165,046	207,071	197,191
—supplementary retirement scheme costs	56,917	61,692	55,048
Staff costs	1,168,461	1,210,266	1,209,035
Amortization of lease prepayments	13,441	29,400	16,972
Others	2,315,299	3,731,873	3,930,169

	42,887,742	49,182,232	52,646,516

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

6.	OTHER OPERATING INCOME

Other operating income represents:

	Years ended December 31,
	2005	2006	2007
Income from rendering of services	57,421	35,068	36,282
Gain on disposal of property, plant and equipment	42,233	83,386	7,745
Rental income from investment property	18,681	42,643	40,021
Amortization of deferred income	11,518	23,033	—
Income from unlisted investments	101,350	97,179	122,709
Others	7,408	16,085	9,796

	238,611	297,394	216,553

7.	OTHER OPERATING EXPENSES

Other operating expenses represent:

	Years ended December 31,
	2005	2006	2007
Loss on disposal of property, plant and equipment	26,935	63,817	51,790
Employee reduction expenses (note 8)	109,410	83,603	208,013
Impairment losses on property, plant and equipment (note (i) and 17)	—	50,000	200,295
Donations	8,079	380	14,250
Others	57,070	42,730	46,910

	201,494	240,530	521,258

(i)	Impairment loss recognized on property, plant and equipment, primarily relates to the assets of synthetic fibres segment, was RMB181,681 (2006: RMB50,000; 2005: RMB nil) for the year ended December 31, 2007. The impairment loss relates to certain synthetic fibres facilities that have reduced volume of production during the year. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about their fair values less costs to sell.

8.	EMPLOYEE REDUCTION EXPENSES

In accordance with the Group’s voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB208,013 during the year ended December 31, 2007 (2006: RMB83,603; 2005: RMB109,410) payable in cash in respect of the voluntary resignation of approximately 2,622 employees (1,280 employees in 2006 and 1,645 employees in 2005).

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

9.	NET FINANCING COSTS

Net financing costs represent:

	Years ended December 31,
	2005	2006	2007
Interest income	(39,631)	(56,827)	(46,421)
Net foreign exchange gain	(57,145)	(81,170)	(35,859)

Financial income	(96,776)	(137,997)	(82,280)

Interest on loans and borrowings	309,357	367,716	329,643
Less: borrowing costs capitalized as construction in progress	(33,183)	(64,330)	(69,437)

Financial expenses	276,174	303,386	260,206

Net financing costs	179,398	165,389	177,926

Interest costs capitalized as a component of the cost of construction in progress amounted to RMB33,183, RMB64,330 and RMB69,437 in 2005, 2006 and 2007 respectively. Interest costs have been capitalized at a rate of 5.27%-7.47% per annum (2006: 5.18%-5.85%; 2005: 2.98%-5.56%) for construction in progress.

10.	INVESTMENT INCOME

Investment income represents the gain on disposal of available-for-sale securities transferred from equity during the year ended December 31, 2007 (2006: Nil; 2005: Nil).

11.	TAXATION

(a)	Taxation in the consolidated income statement represents:

	Years ended December 31,
	2005	2006	2007
Current tax
—Provision for income tax for the year	340,532	71,183	557,078
—(Over) / under-provision in respect of prior years	—	(6,911)	2,439
Deferred taxation	25,768	(11,034)	(91,301)

	366,300	53,238	468,216

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

A reconciliation of the income tax calculated at the applicable tax rate with income tax expense is as follows:

	Years ended December 31,
	2005	2006	2007
Income before income tax	2,287,594	964,200	2,151,352

Expected PRC income tax expense at a statutory tax rate of 33% (2006: 15%; 2005: 15%)	343,139	144,630	709,946
Tax effect of non-deductible expenses	7,679	7,361	47,056
Tax effect of non-taxable income	(4,438)	(5,414)	(32,201)
(Over) / under-provision in prior years	—	(6,911)	2,439
Effect of change in tax rate on deferred tax	—	—	(23,083)
Tax effect of share of losses / (profits) recognized under the equity method	9,145	(86,503)	(219,746)
Tax effect of unused tax losses not recognized for deferred tax	7,090	9,688	22,621
Tax effect of differential tax rate on subsidiaries’ income	3,685	(9,613)	(38,816)

Actual tax expense	366,300	53,238	468,216

The State Administration of Taxation (“SAT”) issued a tax circular “Enterprise Income Tax Issues relating to Nine Companies Listed Overseas” (“Circular No. 664”) in June 2007 which requested the relevant local tax authorities to rectify, immediately, the expired concessionary tax policy for the nine listed companies authorized by the State Council to issue shares in Hong Kong in 1993 which, at the time of writing, was still being applied. The notice stated that the difference in enterprise income tax (“EIT”) arising from the expired preferential rate and the applicable rate should be settled according to the provisions of “Law on the Administration of Tax Collection”.

The Company is one of the nine listed companies mentioned above and applied the preferential EIT rate of 15% in prior years. The Company communicated with the relevant tax authority to assess the situation and was informed that the EIT rate for the Company would be adjusted from the original 15% to 33% from 2007. The Company has not been requested to pay additional EIT in respect of any prior year.

In response to the SAT notice and communication with the relevant tax authority, the charge for PRC income tax for the year is calculated at the rate of 33% (2006: 15%; 2005: 15%) on the estimated assessable income of the period determined in accordance with relevant income tax rules and regulations. The directors of the Company consider that it is uncertain whether the relevant tax authorities will retrospectively claim additional EIT from the Company and that it is not possible to reliably estimate the eventual outcome of this matter. Consequently, no provision has been made in these financial statements in respect of the EIT differences arising from prior years.

The Company did not carry out business overseas and therefore does not incur overseas income taxes.

Pursuant to the PRC enterprise income tax law passed by the Tenth National People’s Congress on March 16, 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25 per cent. and will be effective from January 1, 2008.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

As the EIT rate applicable to the Company will be changed from 33% in 2007 to 25% in 2008, deferred tax recognized as at December 31, 2007 is based on the 25% tax rate that is expected to apply to the period when the asset is realized or the liability is settled (2006: 15%; 2005: 15%).

(b)	Deferred taxation:

(i)	Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the tables below:

	Assets		Liabilities		Net balance
	December 31,		December 31,		December 31,
	2006	2007	2006	2007	2006	2007
Current
Provisions	12,141	40,075	—	—	12,141	40,075
Non-current
Provisions for impairment losses	16,342	77,310	—	—	16,342	77,310
Lease prepayments	18,880	30,592	—	—	18,880	30,592
Capitalization of borrowing costs	—	—	(20,799)	(32,070)	(20,799)	(32,070)
Fair value of available-for-sale securities	—	—	(3,873)	(115,855)	(3,873)	(115,855)
Others	7,619	11,822	—	(2,245)	7,619	9,577

Deferred tax assets / (liabilities)	54,982	159,799	(24,672)	(150,170)	30,310	9,629

As at December 31, 2007, a subsidiary of the Company provided valuation allowance against tax value of losses carried forward for PRC income tax purpose. The total deductible losses available to offset their future PRC taxation income are RMB112,444, if any. The deductible losses carried forward of RMB14,539, RMB29,357 and RMB68,548 will expire in 2010, 2011 and 2012, respectively.

(ii)	Movements in deferred tax assets and liabilities are as follows:

	Balance at January 1, 2005	Recognized in consolidated statements of income	Balance at December 31, 2005
Current
Provisions	32,600	(21,204)	11,396
Non-current
Provision for impairment losses	8,842	—	8,842
Lease prepayments	19,928	(525)	19,403
Capitalization of borrowing costs	(12,453)	(4,039)	(16,492)

Net deferred tax assets	48,917	(25,768)	23,149

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

	Balance at January 1, 2006	Recognized in consolidated statements of income	Recognized in reserve	Balance at December 31, 2006
Current
Provisions	11,396	745	—	12,141
Non-current
Provision for impairment losses	8,842	7,500	—	16,342
Lease prepayments	19,403	(523)	—	18,880
Capitalization of borrowing costs	(16,492)	(4,307)	—	(20,799)
Fair value of available-for-sale securities	—	—	(3,873)	(3,873)
Others	—	7,619	—	7,619

Net deferred tax assets	23,149	11,034	(3,873)	30,310

	Balance at January 1, 2007	Recognized in consolidated statements of income	Recognized in reserve	Balance at December 31, 2007
Current
Provisions	12,141	27,934	—	40,075
Non-current
Provision for impairment losses	16,342	60,968	—	77,310
Lease prepayments	18,880	11,712	—	30,592
Capitalization of borrowing costs	(20,799)	(11,271)	—	(32,070)
Fair value of available-for-sale securities	(3,873)	—	(111,982)	(115,855)
Others	7,619	1,958	—	9,577

Net deferred tax assets	30,310	91,301	(111,982)	9,629

12.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to shareholders of RMB1,634,080 (2006: RMB844,407; 2005: RMB1,850,449) and 7,200,000 (2006: 7,200,000; 2005: 7,200,000) shares in issue during the year.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for either year.

13.	DIVIDENDS

(a)	Dividends attributable to the year:

	Years ended December 31,
	2005	2006	2007
Final dividend proposed after the balance sheet date of RMB0.09 per share (2006: RMB0.04 per share)	720,000	288,000	648,000

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

Pursuant to a resolution passed at the directors’ meeting on April 7, 2008, a final dividend of RMB0.09 per share totaling RMB648,000 (2006: RMB288,000; 2005: RMB720,000) was proposed for shareholders’ approval at the Annual General Meeting. The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

(b)	Dividends attributable to the previous financial year, approved and paid during the year:

	Years ended December 31,
	2005	2006	2007
Final dividend in respect of the previous financial year, approved and paid during the year, of RMB0.04 per share (2006: RMB0.10 per share; 2005: RMB0.20 per share)	1,440,000	720,000	288,000

14.	INVENTORIES

Inventories in the balance sheet comprise:

	December 31,
	2006	2007
Raw materials	873,130	1,669,945
Work in progress	1,661,487	1,871,324
Finished goods	1,014,225	986,782
Spare parts and consumables	614,414	669,798

	4,163,256	5,197,849

At December 31, 2007, the Group had inventories carried at net realizable value with carrying amount of RMB626,212 (2006: RMB208,157).

Allowance for diminution in value of inventories, primarily related to spare parts and consumables, is analyzed as follows:

At January 1, 2005	56,670
Provision for the year	1,636
Write-off	(8,236)

At December 31, 2005	50,070
Provision for the year	33,407
Write-off	(42,122)

At December 31, 2006	41,355
Provision for the year	35,753
Write-off	(3,316)

At December 31, 2007	73,792

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

15.	TRADE DEBTORS

Trade debtors comprise:

	December 31,
	2006	2007
Trade debtors	389,601	236,848
Less: Impairment losses for bad and doubtful debts	(30,911)	(24,591)

	358,690	212,257

Impairment losses for bad and doubtful debts are analyzed as follows:

At January 1, 2005	45,282
Provision for the year	13,683
Written-off	(33,120)

At December 31, 2006	25,845
Provision for the year	8,513
Written-off	(3,447)

At December 31, 2006	30,911
Provision for the year	3,687
Written-off	(10,007)

At December 31, 2007	24,591

16.	OTHER DEBTORS AND PREPAYMENTS

Other debtors and prepayments comprise:

	December 31,
	2006	2007
Purchase deposits	68,661	47,939
Prepayments in connection with construction work and equipment purchases	2,884	—
Sundry debtors	167,569	214,979

	239,114	262,918

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

17.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise:

	Buildings	Plant and other fixed assets	Total
Cost or valuation:
At January 1, 2006	5,501,887	26,702,532	32,204,419
Additions	41,376	147,671	189,047
Transferred from construction in progress (note 19)	128,200	502,704	630,904
Disposals	(47,923)	(812,917)	(860,840)

At December 31, 2006	5,623,540	26,539,990	32,163,530

At January 1, 2007	5,623,540	26,539,990	32,163,530
Additions	27,041	145,737	172,778
Transferred from construction in progress (note 19)	113,445	3,419,832	3,533,277
Disposals	(97,443)	(537,517)	(634,960)

At December 31, 2007	5,666,583	29,568,042	35,234,625

Accumulated depreciation and impairment losses:
At January 1, 2006	2,953,509	14,599,743	17,553,252
Charge for the year	164,172	1,646,818	1,810,990
Impairment loss	—	50,000	50,000
Written back on disposals	(35,814)	(574,760)	(610,574)

At December 31, 2006	3,081,867	15,721,801	18,803,668

At January 1, 2007	3,081,867	15,721,801	18,803,668
Charge for the year	184,765	1,502,670	1,687,435
Impairment loss	48,335	151,960	200,295
Written back on disposals	(33,524)	(400,486)	(434,010)

At December 31, 2007	3,281,443	16,975,945	20,257,388

Net book value:
At December 31, 2007	2,385,140	12,592,097	14,977,237

At December 31, 2006	2,541,673	10,818,189	13,359,862

All of the Group’s buildings are located in the PRC (including Hong Kong).

Buildings in Hong Kong with a net book value of RMB32,944 (2006: RMB34,129) were held under medium-term leases.

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

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

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

18.	INVESTMENT PROPERTY

	2006	2007
Cost:
At January 1	528,465	528,465
Additions	—	25,768

At December 31	528,465	554,233

Accumulated depreciation:
At January 1	13,883	26,561
Charge for the year	12,678	14,879

At December 31	26,561	41,440

Net book value:
At December 31	501,904	512,793

Investment property represents certain floors of an office building rented out under the terms of operating leases.

The fair value of the investment property of the Group as at December 31, 2007 was estimated by the directors to be approximately RMB715,779 by reference to market values of like properties in the relevant regions (2006: RMB622,098). The investment property has not been valued by an external independent valuer.

Rental income of RMB40,021 was received by the Group during the year ended December 31, 2007 (2006: RMB42,643).

19.	CONSTRUCTION IN PROGRESS

Construction in progress comprises costs incurred on property, plant and equipment not yet commissioned. The movement of construction in progress is as follows:

	2006	2007
At January 1	787,376	2,008,447
Additions	1,851,975	2,487,143
Transferred to property, plant and equipment (note 17)	(630,904)	(3,533,277)

At December 31	2,008,447	962,313

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

20.	INTEREST IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

	December 31,
	2006	2007
Interest in associates	2,708,323	2,967,944
Interest in jointly controlled entities	79,472	100,191

	2,787,795	3,068,135

The above amount represents the share of net assets of the Company’s interest in its associates and jointly controlled entities.

The particulars of these associates and jointly controlled entities, which are limited companies established and operating in the PRC, which principally affected the results or assets of the Group at December 31, 2007 are as follows:

Company		Registered Capital	Percentage of equity held by the Company	Percentage of equity held by subsidiaries	Principal activities
			%	%
Shanghai Chemical Industry Park Development Company Limited	RMB	2,372,439	38.26	—	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC
Shanghai Secco Petrochemical Company Limited	US$	901,441	20	—	Manufacturing and distribution of chemical products
Shanghai Jinpu Plastics Packaging Material Company Limited	US$	20,204	—	50	Production of polypropylene film
Shanghai Jinsen Hydrocarbon Resins Company Limited	US$	23,395	—	40	Production of resins products
Shanghai Yamatake Automation Company Limited	US$	3,000	—	40	Service and maintenance of building automation systems and products
BOC-SPC Gases Company Limited	US$	32,000	50	—	Production and sales of industrial gases

Summary financial information on associates:

	Assets	Liabilities	Equity	Revenues	Profit
2007
100 per cent	28,956,271	(15,016,047)	13,940,224	24,972,018	3,044,526
Group’s effective interest	6,752,902	(3,784,958)	2,967,944	5,183,450	645,178

2006
100 per cent	29,206,140	(16,392,029)	12,814,111	22,477,236	2,747,085
Group’s effective interest	6,751,136	(4,042,813)	2,708,323	4,671,386	574,437

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

21.	OTHER INVESTMENTS

Other investments comprise:

	December 31,
	2006	2007
Available-for-sale equity securities	105,185	478,793
Other unlisted investments	462,584	272,834

	567,769	751,627
Less provision for impairment losses	(38,838)	(37,200)

	528,931	714,427

Provision for impairment losses is analyzed as follows:

	2005	2006	2007
At January 1	61,750	56,228	38,838
Written back on disposals	(5,522)	(17,390)	(1,638)

At December 31	56,228	38,838	37,200

22.	GOODWILL

Cost:
At December 31, 2007 and 2006	22,415

Goodwill related to the Company’s purchase of the entire equity in Shanghai Jinyang Acrylic Fibre Plant in 1996.

23.	DEBT

Short-term debt consists of:

	December 31,
	2006	2007
Short-term bank loans	1,853,692	2,317,642
Current portion of long-term bank loans	416,645	419,027
Corporate bonds	2,000,000	—
Loans from related companies	—	1,355,300

	4,270,337	4,091,969

The Group’s short-term debts are used primarily to finance working capital needs. At December 31, 2007, no bank loans and borrowings were secured by the way of pledge of property, plant and equipment (2006: RMB Nil). The Group’s weighted average short-term interest rates were 5.87% and 5.34% at December 31, 2006 and 2007, respectively.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

The Group’s long-term debt, which are for the addition of plant and equipment and working capital purposes, consists of:

	Interest rate at December 31, 2007	Interest type	December 31,
			2006	2007
Arranged by Central Treasury of the Company:

U.S. Dollar denominated:
Due in 2007	5.70%	Floating	383,034	—
Payable semi-annually through 2008 (note (a))	1.80%	Fixed	23,710	9,097

Renminbi denominated:
Due in 2008	6.30% - 7.47%	Fixed	400,000	250,000
Due in 2009	6.30% - 7.47%	Fixed	450,000	450,000

Arranged by subsidiaries:

U.S. Dollar denominated:
Payable annually through 2011	Interest free	—	14,055	10,519

Renminbi denominated:
Payable due in 2007	5.85%	Fixed	8,500	—
Payable due in 2008	5.27% - 6.72%	Fixed	110,000	135,000
Payable due in 2009	5.27% - 6.48%	Fixed	—	35,000
Payable due in 2010	5.91%	Fixed	—	100,000
Payable annually through 2010	Interest free	—	82,000	61,500
Payable annually through 2011	Interest free	—	9,000	7,200

Total long-term bank loans outstanding			1,480,299	1,058,316
Less: Amounts due within one year			(416,645)	(419,027)

Amounts due after one year			1,063,654	639,289

Note (a) Guaranteed by China Petrochemical Corporation

The aggregate maturities of long-term loans subsequent to December 31, 2007 are as follows:

2008	419,027
2009	509,929
2010	124,930
2011	4,430

1,058,316

Included in short-term and long-term debts are the following amounts denominated in currencies other than the functional currency of the entity to which they relate:

	December 31,
	2006	2007
United States Dollars	USD261,901	USD86,556

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

24.	SHARE CAPITAL

Share capital represents:

	December 31,
	2006	2007
Registered, issued and paid up capital:
4,870,000,000 A shares of RMB1.00 each	4,870,000	4,870,000
2,330,000,000 H shares of RMB1.00 each	2,330,000	2,330,000

	7,200,000	7,200,000

All the A and H shares rank pari passu in all respects.

Capital management

The Group optimizes the structure of its capital, comprising equity and loans. In order to maintain or adjust the capital structure, the Group may issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. The Group monitors capital on the basis of debt-to-equity ratio, which is calculated by dividing current and non-current loans by the total of equity attributable to equity shareholders of the Company, and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. The Group’s strategy is to make appropriate adjustments according to the operating and investment needs and the changes of market conditions, and has maintained the debt-to-equity ratio and the liability-to-asset ratio at a range considered as reasonable by management. As at December 31, 2007, the debt-to-equity ratio and the liability-to-asset ratio of the Group were 22.91% (2006: 28.11%) and 29.82% (2006: 29.53%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in note 23 and note 26, respectively.

There were no changes in the Group’s approach to capital management during the year. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

25.	SHARE PREMIUM AND RESERVES

Movements on reserves comprise:

	2006	2007
Share premium (note a)
Balance at January 1 and December 31	2,420,841	2,420,841

Statutory surplus reserve (note b)

Balance at January 1	3,174,419	3,248,104
Appropriation	73,685	192,434
General surplus reserve transfer to statutory surplus reserve (note c)	—	82,089
Adjustment to statutory surplus reserve (note b)	—	(36,733)

Balance at December 31	3,248,104	3,485,894

General surplus reserve (note c)
Balance at January 1	82,089	82,089
General surplus reserve transfer to statutory surplus reserve (note c)	—	(82,089)

Balance at December 31	82,089	—

Capital reserve (note d)
Balance at January 1 and December 31	4,180	4,180

Discretionary surplus reserve (note e)
Balance at January 1 and December 31	1,280,514	1,280,514

Excess over share capital (note f)
Balance at January 1 and December 31	(148,604)	(148,604)

Fair value reserve (note g)
Balance at December 31	21,949	347,564

Retained profits (note h)	4,867,270	6,057,649

	11,776,343	13,448,038

Note a

The application of the share premium account is governed by Sections 178 and 179 of the PRC Company Law.

Note b

According to the Company’s Articles of Association, the Company is required to transfer 10% of the Company’s profit after taxation, as determined under China Accounting Standards for Business Enterprises, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve is made before distribution of a dividend to shareholders.

The statutory surplus reserve can be used to make good of previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

Commencing from January 1, 2007, the Group has adopted the China Accounting Standards for Business Enterprises issued by the Ministry of Finance of the PRC (the “MOF”) on February 15, 2006, certain PRC accounting policies have been changed and applied retrospectively. The net profits as determined in accordance with the China Accounting Standards for Business Enterprises for prior periods have been restated and the statutory surplus reserve has been adjusted based on 10% of the restated net profits. The adjustment to the statutory surplus reserve was reflected as a movement in the current year.

Note c

From January 1, 2007, general surplus reserve has been combined with statutory surplus reserve under the China Accounting Standards for Business Enterprises issued by the MOF on February 15, 2006.

Note d

This reserve represents gifts or grants received from China Petrochemical Corporation, the ultimate parent company and which are required to be included in this reserve fund by PRC regulations.

Note e

The transfer to this reserve from the retained profits is subject to the approval by shareholders at general meetings. Its usage is similar to that of statutory surplus reserve.

Note f

Effective from January 1, 2002, land use rights which are included in lease prepayments are carried at historical cost. Accordingly, the surplus on the revaluation of land use rights net of deferred tax is reversed to shareholders’ equity. Under China Accounting Standards for Business Enterprises, land use rights are carried at revalued amounts.

Note g

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale securities, net of deferred tax, held at the balance sheet date, which is based on reliably measured fair values at year end.

Note h

According to the Company’s Articles of Association, the reserve available for distribution is the lower of the amount determined under China Accounting Standards for Business Enterprises and the amount determined under IFRS. As of December 31, 2007, the retained earning available for distribution of the Company was RMB5,630,080 (2006: RMB4,186,180). Final dividend of RMB648,000 (2006: RMB288,000) in respect of the financial year 2007 was declared after the balance sheet date.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

26.	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

The Group had capital commitments outstanding at December 31, 2007 not provided for in the financial statements as follows:

Property, plant and equipment
Contracted but not provided for	311,991
Authorized by the Board but not contracted for	3,546,960

3,858,951

(b)	Contingent liabilities

(i)	Financial guarantees issued

At December 31, 2007, the Group was contingently liable with respect to guarantees issued to banks in favor of associates and joint ventures of RMB30,747 (2006: RMB49,750).

Guarantees issued to banks in favor of associates and joint ventures are given to the extent of the Company’s respective interest in these entities. The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognize any such losses under guarantees when those losses are estimable. At December 31, 2006 and 2007, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Group’s obligation under the guarantee arrangements.

(ii)	Income tax differences

As discussed in note 11, the Group has certain income tax exposures with regard to prior years. At present, the directors of the Company consider that it is not possible to reliably estimate the eventual outcome of this matter and therefore no provision has been made in the financial statements for additional taxes, penalties and interest, if any.

27.	RETIREMENT SCHEMES

As stipulated by the regulations of the PRC, the Group participates in a defined contribution retirement plan organized by the Shanghai Municipal Government for its staff. The Group is required to make contributions to the retirement plan at a rate of 22% of the salaries, bonuses and certain allowances of its staff in 2007 (2006: 22%). A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his retirement date. The Group has no other material obligation for the payment of pension benefits associated with this plan beyond the annual contributions described above.

Pursuant to a document “Lao Bu Fa (1995) No. 464” dated December 29, 1995 issued by the Ministry of Labor of the PRC, the Company has set up a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Company for five years or more may participate in this plan. The Company and participating employees make defined contributions to their pension saving accounts according to the plan. The assets of this plan are held separately from those of the Company in an independent fund administered by a committee consisting of representatives from the employees and the Company. In April 2003, the Company revised certain terms of the plan and increased the amounts of contributions. For the year ended December 31, 2007, the Group’s contribution to this plan amounted to RMB55,048 (2006: RMB61,692; 2005: RMB65,685).

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

28.	RELATED PARTY TRANSACTIONS

(a)	Most of the transactions undertaken by the Group during the year ended December 31, 2007 have been affected with such counterparties and on such terms as have been determined by China Petroleum & Chemical Corporation (“Sinopec Corp”), the immediate parent company, and relevant PRC authorities.

Sinopec Corp negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. During the year ended December 31, 2007, the value of crude oil purchased in accordance with Sinopec Corp’s allocation was as follows:

	Years ended December 31,
	2005	2006	2007
Purchases of crude oil	27,180,740	31,223,530	33,334,157

(b)	Other transactions between the Group and other related parties during the year ended December 31, 2007 were as follows:

	Years ended December 31,
	2005	2006	2007
Sales of goods and service fee income	20,068,746	20,173,106	22,907,085
Purchases other than crude oil	2,318,351	2,579,394	5,400,022
Insurance premiums paid	95,521	98,643	106,000
Net withdrawal from deposits in a related party	(70,389)	(101,353)	(50,177)
Interest received and receivable	1,035	229	908
Loans borrowed	130,000	576,000	1,475,300
Loans repayment	130,000	626,000	40,000
Interest paid and payable	6,649	7,529	9,813
Transportation fees	415,497	344,928	254,128
Construction and installation fees	183,191	194,958	206,256
Proceeds from sales of property, plant & equipment	62,742	52,547	—
Gains from disposal of investments	24,063	24,308	25,822
Sales commissions	70,752	182,840	194,645
Net decrease of guarantees	(33,586)	(18,550)	(19,003)

(c)	Deposits with related parties

	December 31
	2006	2007
Deposits, with maturity within 3 months	79,913	29,736

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

(d)	Loans with related parties

	December 31,
	2006	2007
Short-term loans	—	1,355,300
Long-term loans	—	120,000

	—	1,475,300

(e)	Key management personnel compensation and post-employment benefit plans

	Years Ended December 31,
	2006	2007
Short-term employee benefits	4,529	5,301
Post-employment benefits	84	89

	4,613	5,390

Post-employment benefits are included in “contributions to defined contribution retirement plans” as disclosed in note 28(f).

(f)	Contributions to defined contribution retirement plans

The Group participates in defined contribution retirement plans organized by municipal governments for its staff. The contributions to defined contribution retirement plans are as follows:

	2006	2007
	RMB’000	RMB’000
Municipal retirement scheme costs	207,071	197,191
Supplementary retirement scheme costs	61,692	55,048

At December 31, 2006 and 2007, there was no material outstanding contribution to post-employment benefit plans.

(g)	Transactions with other state-owned entities in the PRC

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

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state controlled. The Group has established its procurement policies, pricing strategy and approval process for purchases and sales of products and services which do not depend on whether the counterparties are state-controlled entities or not.

Having considered the transactions potentially affected by related party relationships, the entity’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationship on the financial statements, the directors are of the opinion that the following transactions require disclosure of numeric details.

(i)	Transactions with other state-controlled energy and chemical companies

The Group’s major domestic suppliers of crude oil are China National Offshore Oil Corporation and its subsidiaries (“CNOOC Group”), which are state-controlled entities.

During the year ended December 31, 2007, the aggregate amount of crude oil purchased by the Group’s refining segment from CNOOC Group was RMB1,126,222 (2006: RMB1,682,519; 2005: RMB2,095,315).

The amounts due from / to CNOOC Group are nil as at December 31, 2007 (2006: Nil).

(ii)	Transactions with state-controlled banks

The Group deposits its cash with several state-controlled banks in the PRC. The Group also obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the People’s Bank of China. The Group’s interest income from and interest expenses to these state-controlled banks in the PRC are as follows:

	2005	2006	2007
Interest income	39,315	56,597	45,992
Interest expenses	285,647	324,267	231,707

The amounts of cash deposited at and loans from state-controlled banks in the PRC are summarized as follows:

	2006	2007
Cash and cash equivalents at state-controlled banks in the PRC	731,971	745,401

Short-term loans and current portion of long-term loans	2,245,225	2,711,739
Long-term loans excluding current portion of long-term loans	983,710	465,000

Total loans from state-controlled banks in the PRC	3,228,935	3,176,739

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

29.	OPERATING SEGMENT DATA

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

Most of the Group’s sales and concentrations of credit risk (see note 31) are with affiliates of Sinopec Corp or other state-owned enterprises. Export sales accounted for approximately 0.5% and 0.4% of total sales in 2006 and 2007 respectively.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

Reportable information on the Group’s operating segments is as follows:

	Years ended December 31,
Sales and other income	2005	2006	2007
Manufactured Products
Synthetic Fibers
External sales	4,781,787	4,727,261	4,342,215
Intersegment sales	79	71	85

Total	4,781,866	4,727,332	4,342,300
Resins and Plastics
External sales	14,010,287	15,800,015	15,927,089
Intersegment sales	53,020	63,767	75,183

Total	14,063,307	15,863,782	16,002,272
Intermediate Petrochemicals
External sales (note a)	6,586,556	6,800,577	9,406,507
Intersegment sales	13,848,105	14,536,675	16,966,433

Total	20,434,661	21,337,252	26,372,940
Petroleum Products
External sales (note a)	18,616,544	19,977,755	21,997,362
Intersegment sales	1,064,616	1,187,744	1,336,695
Other income	632,820	282,142	93,900

Total	20,313,980	21,447,641	23,427,957

All others
External sales	1,960,729	3,293,877	3,655,211
Intersegment sales	3,687,428	3,582,206	3,402,717

Total	5,648,157	6,876,083	7,057,928
Eliminations of intersegment sales	(18,653,248)	(19,370,463)	(21,781,113)

Consolidated sales and other income	46,588,723	50,881,627	55,422,284

Note (a): External sales include sales to Sinopec Corp Group companies as follows:

	Years ended December 31,
	2005	2006	2007
Sales to Sinopec Corp Group companies
Synthetic Fibers	489,240	—	—
Intermediate Petrochemicals	1,931,950	2,335,250	2,968,753
Petroleum Products	15,855,347	15,842,808	17,884,389

Total	18,276,537	18,178,058	20,853,142

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

	Years ended December 31,
Profit from operations	2005	2006	2007
Synthetic Fibers	263,359	196,255	(82,083)
Resins and Plastics	1,490,740	1,162,103	656,475
Intermediate Petrochemicals	981,025	680,425	813,762
Petroleum Products	(446,867)	(1,697,730)	(644,234)
All others	239,703	211,854	148,736

Consolidated profit from operations	2,527,960	552,907	892,656
Net financing costs	(179,398)	(165,389)	(177,926)
Investment income	—	—	770,725
Share of (losses) / profits of associates and jointly controlled entities	(60,968)	576,682	665,897

	(240,366)	411,293	1,258,696
Profit from ordinary activities before taxation	2,287,594	964,200	2,151,352
Income tax	(366,300)	(53,238)	(468,216)

Net income	1,921,294	910,962	1,683,136

Attributable to:
Equity shareholders of the Company	1,850,449	844,407	1,634,080
Minority interests	70,845	66,555	49,056

	1,921,294	910,962	1,683,136

	December 31,
	2006	2007
Assets
Segment assets
Synthetic Fibers	2,877,473	2,756,536
Resins and Plastics	3,115,456	2,768,515
Intermediate Petrochemicals	5,876,117	7,440,853
Petroleum Products	8,507,134	8,929,073
All others	2,263,875	2,639,287

Total segment assets	22,640,055	24,534,264
Interest in associates and jointly controlled entities	2,787,795	3,068,135
Unallocated:
(including Cash and cash equivalents, Deposits, Income tax recoverable, Investments, Deferred tax assets, Investment property and Goodwill)	1,978,210	2,250,651

Consolidated assets	27,406,060	29,853,050

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

	December 31,
	2006	2007
Liabilities
Segment liabilities
Synthetic Fibers	254,614	325,867
Resins and Plastics	851,001	1,195,267
Intermediate Petrochemicals	366,284	705,922
Petroleum Products	1,076,017	1,650,818
All others	177,411	274,309

Total segment liabilities	2,725,327	4,152,183
Unallocated:
(including Loans and borrowings, Income tax payable and Deferred income)	5,368,377	4,748,838

Consolidated liabilities	8,093,704	8,901,021

	Years ended December 31,
Depreciation and amortization	2005	2006	2007
Synthetic Fibers	222,910	236,559	227,503
Resins and Plastics	350,625	353,321	351,273
Intermediate Petrochemicals	596,717	664,667	603,707
Petroleum Products	368,210	407,835	352,532
All others	167,192	178,008	169,392

Segment depreciation and amortization	1,705,654	1,840,390	1,704,407
Unallocated:	12,847	12,678	14,879

Consolidated depreciation and amortization	1,718,501	1,853,068	1,719,286

	Years ended December 31,
Impairment losses	2005	2006	2007
Synthetic Fibers	—	50,000	180,681
All others	—	—	19,614

Consolidated impairment losses	—	50,000	200,295

	Years ended December 31,
Total capital expenditures for segment long-lived assets	2005	2006	2007
Synthetic Fibers	172,106	145,513	130,392
Resins and Plastics	17,323	45,418	16,973
Intermediate Petrochemicals	497,787	1,083,542	773,720
Petroleum Products	335,586	586,570	1,098,320
All others	104,003	147,736	114,718

Total segment capital expenditures	1,126,805	2,008,779	2,134,123
Unallocated:	16,122	—	—

Consolidated capital expenditures for segment long-lived assets	1,142,927	2,008,779	2,134,123

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

30.	ACCOUNTING ESTIMATES AND JUDGEMENTS

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

Impairments for long lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognized in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets and cash generating units are not readily available. In determining the value in use, expected cash flows generated by the assets are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

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

Impairment for bad and doubtful debts

The Group estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. The Group bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

Allowance for diminution in value of inventories

Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. The Group bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

Income tax

As discussed in note 26(b), the directors of the Company consider that it is uncertain whether the relevant tax authorities will retrospectively claim additional EIT from the Company and that it is not possible to reliably estimate the eventual outcome of this matter. Consequently, no provision has been made in these financial statements in respect of the EIT differences arising from prior years.

31.	FINANCIAL INSTRUMENTS

Overview

Financial assets of the Group include cash and cash equivalents, other investments, trade debtors, bills receivable, other debtors and amounts due from related parties. Financial liabilities of the Group include loans and borrowings, trade creditors, bills payable, other creditors and amounts due to related parties. The Group has no derivative instruments that are designated and qualified as hedging instruments at December 31, 2007 and 2006.

The Group has exposure to the following risks from its use of financial instruments:

•	credit risk;

•	liquidity risk; and

•	market risk

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers. The majority of the Group’s trade debtors and amounts due from related parties relate to sales of petroleum and chemical products to third parties and related parties operating in the petroleum and chemical industries.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on trade debtors and related parties. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. The details of the Group’s credit policy for and quantitative disclosures in respect of the Group’s exposure on credit risk relating to trade receivables are set out in Note 15.

The carrying amounts of trade debtors, bills receivables, other debtors, and amounts due from related parties, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach in managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligation as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the liquidity risk.

At December 31, 2007, the Group has standby credit facilities with several PRC financial institutions which allows the Group to borrow up to RMB2,900,000 (2006: RMB2,900,000) on an unsecured basis, at a weighted average interest rate of 6.29% (2006: 5.95%). At December 31, 2007, the Group’s outstanding borrowings under these facilities were RMB1,812,642 (2006: RMB1,618,692) and were included in short-term bank loans.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

The Group

	2006
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Loans and borrowings (current)	4,270,337	4,405,610	4,405,610	—	—
Loans and borrowings (non-current)	1,063,654	1,193,902	52,731	611,552	529,619
Trade creditors	1,385,577	1,385,577	1,385,577	—	—
Bills payable	7,026	7,026	7,026	—	—
Other creditors	732,951	732,951	732,951	—	—
Amounts due to related parties	599,773	599,773	599,773	—	—

	8,059,318	8,324,839	7,183,668	611,552	529,619

	2007
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Loans and borrowings (current)	4,091,969	4,179,154	4,179,154	—	—
Loans and borrowings (non-current)	639,289	723,741	39,271	549,201	135,269
Trade creditors	1,504,454	1,504,454	1,504,454	—	—
Bills payable	300,575	300,575	300,575	—	—
Other creditors	1,442,284	1,442,284	1,442,284	—	—
Amounts due to related parties	904,870	904,870	904,870	—	—

	8,883,441	9,055,078	8,370,608	549,201	135,269

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

Market risk

(a)	Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts denominated in US dollars.

The Group has no hedging policy on foreign currency balances, and principally reduces the currency risk by monitoring the level of foreign currency.

Included in loans and borrowings are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	2006	2007
United States Dollars	USD261,901	USD86,556

A 5 percent strengthening of Renminbi against the USD at December 31 would have increased net profit for the year and retained earnings of the Group by approximately RMB21,181 (2006: RMB86,917). This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2006.

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

(b)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of loans and borrowings of the Group are disclosed in note 23.

As at December 31, 2007, it is estimated that a general increase / decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease / increase the Group’s net profit for the year and retained earnings by approximately RMB12,146 (2006: RMB17,642). This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s debts in existence at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2006.

Fair value

The disclosures of the fair value estimates, methods and assumptions, set forth below for the Group’s financial instruments, are made to comply with the requirements of IFRS 7 and IAS 39 and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

The fair value of long term loans is estimated by discounting future cash flows thereon using current market interest rates offered to the Group for debts with substantially the same characteristics and maturities ranging 7.17% to 7.74% (2006: 6.00% to 6.48%). The following table presents the carrying amounts and fair values of the Group’s long term loans at December 31, 2006 and 2007.

	2006		2007
	Carrying amount	Fair value	Carrying amount	Fair value
Liabilities
Long-term loans	1,480,299	1,445,950	1,058,316	1,034,682

The fair value of available-for-sale equity securities was based on quoted market price on a PRC stock exchange. Unquoted equity investments are individually and in the aggregate not material to the Group’s financial condition or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted equity investments for long term purpose.

The fair values of all other financial instruments approximate their carrying amounts due to the short-term maturity of these instruments.

32.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2007

Up to the date of issue of these financial statements, the IASB has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2007 and which have not been adopted in these financial statements:

Effective for accounting period beginning on or after
IFRS 8, Operating Segments	January 1, 2009
Revised IAS 1, Presentation of financial statements	January 1, 2009
Revised IAS 23, Borrowing costs	January 1, 2009
IFRIC 11, IFRS 2—Group and treasury share transactions	March 1, 2007
IFRIC 12, Service concession arrangements	January 1, 2008
IFRIC 13, Customer loyalty programmes	July 1, 2008
IFRIC 14, IAS 19—The limit on a defined benefit asset, minimum funding requirements and their interaction	January 1, 2008

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. Up to the date of issuance of these financial statements, the Group believes that the adoption of IFRIC 11, IFRS 2, IFRIC 12, IFRIC 13, IFRIC 14 and IAS 19 are not applicable to any of the Group’s operations and that the adoption of IFRS 8, Revised IAS 1 and Revised IAS 23 are unlikely to have a significant impact on the Group’s results of operations and financial position.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

33.	NON-ADJUSTING POST BALANCE SHEET EVENTS

In March 2008, the Group received a grant income of RMB247,280 as a compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, and the measures taken by the Group to stabilize the supply in the PRC refined petroleum product market during the first quarter of 2008.

34.	PARENT COMPANIES

The Directors consider the immediate parent company and the ultimate parent company at December 31, 2007 to be China Petroleum & Chemical Corporation and China Petrochemical Corporation, respectively, which are incorporated in the PRC. China Petroleum & Chemical Corporation produces financial statements available for public use.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Index

Years Ended December 31, 2005 (Unaudited), 2006 and 2007

Financial Statements of Shanghai Secco Petrochemical Company Limited (1)

Page
Independent Auditors’ Report	F-49

Balance Sheets
December 31, 2006 and 2007	F-50

Income Statements
Years Ended December 31, 2005 (Unaudited), 2006 and 2007	F-51

Cash Flow Statements
Years Ended December 31, 2005 (Unaudited), 2006 and 2007	F-52

Statements of Changes in Equity
Years Ended December 31, 2005 (Unaudited), 2006 and 2007	F-54

Notes to the Financial Statements	F-55

(1)	The financial statements of Shanghai Secco Petrochemical Company Limited, an investee of Sinopec Shanghai Petrochemical Company Limited, are included in this Annual Report on Form 20-F of Sinopec Shanghai Petrochemical Company Limited to comply with Rule 3-09 of Regulation S-X of the U.S. Federal Securities Laws.

Independent Auditors’ Report

The Board of Directors and Shareholders of

Shanghai Secco Petrochemical Company Limited:

We have audited the accompanying balance sheets of Shanghai Secco Petrochemical Company Limited (“the Company”) as of December 31, 2006 and 2007, and the related income statement, statement of changes in equity, and cash flow statement for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shanghai Secco Petrochemical Company Limited as of December 31, 2006 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with the requirements of China Accounting Standards for Business Enterprises (2006) issued by the Ministry of Finance of the People’s Republic of China.

As more fully described in Notes 3 and 4 to the financial statements, commencing January 1, 2007, the Company has adopted the China Accounting Standards for Business Enterprises issued by the Ministry of Finance of the PRC (the “MOF”) on February 15, 2006 that have resulted in certain changes in PRC accounting policies.

China Accounting Standards for Business Enterprises (2006) vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature of such differences is presented in Note 38 to the financial statements.

KPMG

Certified Public Accountants

Hong Kong, China, April 1, 2008

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Balance Sheet as of December 31, 2006 and 2007

(Expressed in Renminbi)

	Note		2006	2007
			RMB’000	RMB’000
Assets
Current assets
Cash at bank and on hand	6		1,654,819	1,566,397
Bills receivable	7		664,533	1,198,306
Accounts receivable	8		330,704	512,035
Prepayments	9		264,717	70,432
Other receivables	10		14,249	18,314
Inventories	11		1,790,351	2,002,500
Other current assets	12		1,454,000	1,455,309

Total current assets			6,173,373	6,823,293

Non-current assets
Fixed assets	13		14,051,870	12,813,676
Construction in progress	14		28,027	148,821
Intangible assets	15		1,470,095	1,368,122
Long-term deferred expenses	16		37,273	12,053
Deferred tax assets	17		17,636	70,603

Total non-current assets			15,604,901	14,413,275

Total assets			21,778,274	21,236,568

Liabilities and investors’ equity
Current liabilities
Accounts payable			1,075,676	1,087,670
Advances from customers			372,383	243,215
Employee benefits payable	19		84,274	79,042
Taxes payable/(recoverable)	5	(3)	75,471	(45,645)
Interest payable			49,020	17,921
Other payables			397,020	83,690
Long-term loans due within one year	20		477,769	556,397

Total current liabilities			2,531,613	2,022,290

Non-current liabilities
Long-term loans	21		9,853,625	8,772,455

Total non-current liabilities			9,853,625	8,772,455

Total liabilities			12,385,238	10,794,745

Investors’ equity
Paid-in capital	22		7,443,585	7,443,585
Capital reserve	23		(509)	(509)
Surplus reserve	24		39,393	39,393
Retained earnings			1,910,567	2,959,354

Total equity			9,393,036	10,441,823

Total liabilities and investors’ equity			21,778,274	21,236,568

These financial statements have been approved by the Board of Directors of the Company on April 1, 2008.

Didier Baudrand	Zhang Zhiliang	Hua Xin
Legal Representative	General Manager	Chief Financial Officer

The notes on pages F-71 to F-105 form part of these financial statements.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Income Statement

For the Years Ended December 31, 2005 (Unaudited), 2006 and 2007

(Expressed in Renminbi)

	Note	2005	2006	2007
		RMB’000	RMB’000	RMB’000
		(Unaudited)
Operating income	26	12,705,140	21,790,806	24,218,596
Less: Operating costs	27	(12,132,306)	(18,038,293)	(20,357,771)
Business taxes and surcharges		(361)	(594)	(503)
Selling and distribution expenses		(267,743)	(352,307)	(321,285)
General and administrative expenses		(754,279)	(288,557)	(443,189)
Financial expenses	28	(284,218)	(423,960)	(238,032)
Impairment loss	29	(15,406)	9,980	(127)
Add: Investment income	30	—	—	39,238

Operating (loss)/profit		(749,173)	2,697,075	2,896,927
Add: Non-operating income		6,517	12,058	10,654
Less: Non-operating expenses		(1,074)	(799)	(1,194)
(Including: Loss from disposal of non-current assets)		(363)	(267)	(893)

(Loss)/profit before income tax		(743,730)	2,708,334	2,906,387
Add: Income tax benefit	31	—	17,636	52,967

Net (loss)/profit for the year		(743,730)	2,725,970	2,959,354

These financial statements have been approved by the Board of Directors of the Company on April 1, 2008.

Didier Baudrand	Zhang Zhiliang	Hua Xin
Legal Representative	General Manager	Chief Financial Officer

The notes on pages F-71 to F-105 form part of these financial statements.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Cash Flow Statement

For the Years Ended December 31, 2005 (Unaudited), 2006 and 2007

(Expressed in Renminbi)

	Note	2005	2006	2007
		RMB’000	RMB’000	RMB’000
		(Unaudited)
Cash flows from operating activities:
Cash received from sale of goods		14,466,263	24,861,800	27,458,031
Refund of taxes		1,450	154	230
Other cash received relating to operating activities		18,719	71,555	64,618

Sub-total of cash inflows		14,486,432	24,933,509	27,522,879

Cash paid for goods		(14,040,129)	(19,945,622)	(22,924,708)
Cash paid to and for employees		(170,901)	(198,586)	(218,791)
Cash paid for all types of taxes		(40,283)	(562,294)	(923,535)
Other cash paid relating to operating activities		(24,348)	(43,516)	(16,026)

Sub-total of cash outflows		(14,275,661)	(20,750,018)	(24,083,060)

Net cash inflow from operating activities	32	210,771	4,183,491	3,439,819

Cash flows from investing activities:
Cash received from disposal of investments		—	—	2,572,000
Cash received from return on investments		—	—	37,929
Net cash received from disposal of fixed assets		—	257	—

Sub-total of cash inflows		—	257	2,609,929

Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(2,683,935)	(851,533)	(311,201)
Cash paid for acquisition of investments		—	(1,454,145)	(2,572,000)
Other cash paid relating to investing activities		(74,373)	(1,586)	—

Sub-total of cash outflows		(2,758,308)	(2,307,264)	(2,883,201)

Net cash outflow from investing activities		(2,758,308)	(2,307,007)	(273,272)

The notes on pages F-71 to F-105 form part of these financial statements.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Cash Flow Statement

For the Years Ended December 31, 2005 (Unaudited), 2006 and 2007—(Continued)

(Expressed in Renminbi)

	Note	2005	2006	2007
		RMB’000	RMB’000	RMB’000
		(Unaudited)
Cash flows from financing activities:
Cash received from investors		1,092,975	347,594	—
Cash received from borrowings		3,071,667	—	9,366,238

Sub-total of cash inflows		4,164,642	347,594	9,366,238

Cash repayments of borrowings		(820,000)	(320,000)	(10,056,238)
Cash paid for profits distribution and interest		(492,190)	(613,779)	(2,563,383)
Other cash paid relating to financing activities		(6,905)	(4,575)	(429)

Sub-total of cash outflows		(1,319,095)	(938,354)	(12,620,050)

Net cash outflow from financing activities		2,845,547	(590,760)	(3,253,812)

Effect of foreign exchange rate changes on cash and cash equivalents		(1,244)	(6,858)	(1,157)

Net increase/(decrease) in cash and cash equivalents		296,766	1,278,866	(88,422)
Add: cash and cash equivalents at the beginning of the year		79,187	375,953	1,654,819

Cash and cash equivalents at the end of the year		375,953	1,654,819	1,566,397

These financial statements have been approved by the Board of Directors of the Company on April 1, 2008.

Didier Baudrand	Zhang Zhiliang	Hua Xin
Legal Representative	General Manager	Chief Financial Officer

The notes on pages F-71 to F-105 form part of these financial statements.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Statement of Changes in Equity

For the Years Ended December 31, 2005 (Unaudited), 2006 and 2007

(Expressed in Renminbi)

	Note	Paid-in capital	Capital reserve	Surplus reserve	(Accumulated losses)/ retained earnings	Total
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2005 (Unaudited)		6,002,521	(14)	—	(12,584)	5,989,923
Changes in equity for the year
Net profit for the year		—	—	—	(743,730)	(743,730)
Contribution by investors		1,092,975	—	—	—	1,092,975

Balance at December 31, 2005 (Unaudited)		7,095,496	(14)	—	(756,314)	6,339,168

Balance at January 1, 2006		7,095,496	(14)	—	(756,314)	6,339,168
Changes in equity for the year
Net profit for the year		—	—	—	2,725,970	2,725,970
Contribution by investors		348,089	(495)	—	—	347,594
Appropriation of profits
- Appropriation for surplus reserve		—	—	39,393	(39,393)	—
- Appropriation for staff and workers’ bonus and welfare fund		—	—	—	(19,696)	(19,696)

Balance at December 31, 2006		7,443,585	(509)	39,393	1,910,567	9,393,036

Balance at January 1, 2007		7,443,585	(509)	39,393	1,910,567	9,393,036
Changes in equity for the year
Net profit for the year		—	—	—	2,959,354	2,959,354
Distributions to investors	25	—	—	—	(1,910,567)	(1,910,567)

Balance at December 31, 2007		7,443,585	(509)	39,393	2,959,354	10,441,823

These financial statements have been approved by the Board of Directors of the Company on April 1, 2008.

Didier Baudrand	Zhang Zhiliang	Hua Xin
Legal Representative	General Manager	Chief Financial Officer

The notes on pages F-71 to F-105 form part of these financial statements.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the Financial Statements

(Expressed in Renminbi)

1	COMPANY STATUS

Shanghai Secco Petrochemical Co., Ltd. (“the Company”) is an equity joint venture established in Shanghai in the People’s Republic of China (PRC) by China Petroleum and Chemical Corporation (“Sinopec”), Sinopec Shanghai Petrochemical Co., Ltd. (“SPCL”) and BP Chemicals East China Investments Ltd. (“BPCECIL”) (registered in the United Kingdom). The Company obtained an approval certificate [Wai Jing Mao Zi Shen Zi (2001) No. 0099] from the Ministry of Commerce (formerly Ministry of Foreign Trade and Economic Co-operation) on September 13, 2001, and a business license (Qi He Hu Zong Zi No. 029541 (Shi ju)) on October 29, 2001 issued by the State Administration of Industry and Commerce of the PRC. The registered capital is USD901,440,964.

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

2	BASIS OF PREPARATION

(1)	Statement of compliance

The financial statements have been prepared in accordance with the requirements of the China Accounting Standards for Business Enterprises (CAS (2006)) issued by the Ministry of Finance (MOF). These financial statements present truly and completely the financial position, the results of operations and the cash flows of the Company.

(2)	Accounting year

The accounting year of the Company is from January 1 to December 31.

(3)	Measurement basis

The measurement basis used in the preparation of the financial statements is historical cost basis.

(4)	Functional currency and presentation currency

The Company’s functional currency is Renminbi. These financial statements are presented in Renminbi.

3	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

(1)	Translation of foreign currencies

When the Company receives capital in foreign currencies from investors, the capital is translated to Renminbi at the spot exchange rate on the date of the receipt. Other foreign currency transactions are, on initial recognition, translated to Renminbi at the spot exchange rates on the dates of the transactions.

A spot exchange rate is an exchange rate quoted by the People’s Bank of China.

Monetary items denominated in foreign currencies are translated to Renminbi at the spot exchange rates at the balance sheet date. The resulting exchange differences are recognized in profit or loss, except those arising from the principals and interests on foreign currency borrowings specifically for the purpose of acquisition, construction of qualifying assets. Non-monetary items denominated in foreign currencies that are measured at historical cost are translated to Renminbi using the foreign exchange rate at the transaction date.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the Financial Statements—(Continued)

(Expressed in Renminbi)

(2)	Cash and Cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits.

(3)	Inventories

Inventories are carried at the lower of cost and net realizable value.

Cost of inventories comprises all costs of purchase, costs of conversion and other costs. Inventories are initially measured at their actual cost. Cost of inventories is calculated using the weighted average method. In addition to the purchasing cost of raw materials, work in progress and finished goods include direct labour costs and an appropriate allocation of production overheads.

Any excess of the cost over the net realizable value of each class of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less the estimated costs to completion and the estimated expenses and related taxes necessary to make the sale.

The Company maintains a perpetual inventory system.

(4)	Fixed assets and construction in progress

Fixed assets represent the tangible assets held by the Company for use in the production of goods, supply of services or for operation and administrative purposes with useful lives over one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(8)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(8)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalized borrowing costs (see Note 3(15)), and any other costs directly attributable to bringing the asset to working condition for its intended use.

Construction in progress is transferred to fixed assets when it is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Company in different patterns thus necessitating use of different depreciation rates or methods, they are recognized as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognized in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of fixed assets are recognized in profit or loss as incurred.

Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the Financial Statements—(Continued)

(Expressed in Renminbi)

Fixed assets are depreciated using the straight-line method over their estimated useful lives. The estimated useful lives, residual values and depreciation rates of each class of fixed assets are as follows:

	Estimated useful life	Estimated residual value	Depreciation rate
Plants and buildings	10-40 years	3%	2.43%-9.70%
Machinery and equipment	10-28 years	3%	3.46%-9.70%
Office and other equipment	4-5 years	3%	19.40%-24.25%
Motor vehicles	8 years	3%	12.13%

Useful lives, residual values and depreciation methods are reviewed at least each year end.

(5)	Operating lease charges

Rental payments under operating leases are recognized as costs or expenses on a straight-line basis over the lease term.

(6)	Intangible assets

Intangible assets are stated in the balance sheet at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses (see Note 3(8)). For an intangible asset with finite useful life, its cost less residual value and impairment loss is amortized on the straight-line method over its estimated useful life. The respective amortization periods for such intangible assets are as follows:

Estimated useful lives
Land use right	47 years
Patent	10 years
Computer software	5 years

An intangible asset is regarded as having an indefinite useful life and is not amortized when there is no foreseeable limit to the period over which the asset is expected to generate economic benefits for the Company. At the balance date, the Company doesn’t have any intangible assets with indefinite useful lives.

(7)	Long-term deferred expenses

Long-term deferred expenses represent catalyst costs, which are amortized on a straight-line basis over their estimated useful lives.

(8)	Impairment of non-financial long-term assets

The carrying amounts of the following assets are reviewed at each balance sheet date based on the internal and external sources of information to determine whether there is any indication of impairment:

-	fixed assets

-	construction in progress

-	intangible assets

If any indication exists that an asset may be impaired, recoverable amount of the asset is estimated.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the Financial Statements—(Continued)

(Expressed in Renminbi)

An asset group is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or asset groups. An asset group is composed of assets directly relating to cash-generation. Identification of an asset group is based on whether major cash inflows generated by the asset group are largely independent of the cash inflows from other assets or asset groups. In identifying an asset group, the Company also considers how management monitors the Company’s operations and how management makes decisions about continuing or disposing of the Company’s assets.

The recoverable amount of an asset, asset group or set of asset groups is the higher of its fair value less costs to sell and its present value of expected future cash flows.

An asset’s fair value less costs to sell is the amount determined by the price of a sale agreement in an arm’s length transaction, less the costs that are directly attributable to the disposal of the asset. The present value of expected future cash flows of an asset is determined by discounting the future cash flows, estimated to be derived from continuing use of the asset and from its ultimate disposal, to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized if the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in profit or loss. A provision for impairment loss of the asset is recognized accordingly. Impairment losses related to an asset group or a set of asset groups allocated to the asset group or set of asset groups, and then reduce the carrying amount of the other assets in the asset group or set of asset groups on a pro rata basis. However, that the carrying amount of an impaired asset will not be reduced below the highest of its individual fair value less costs to sell (if determinable), the present value of expected future cash flows (if determinable) and zero.

An impairment loss is not reversed in subsequent periods.

(9)	Financial instruments

Financial instruments comprise cash at bank and on hand, receivables, payables and loans and borrowings, etc.

(a)	Recognition and measurement of financial assets and financial liabilities

A financial asset or financial liability is recognized in the balance sheet when the Company becomes a party to the contractual provisions of a financial instrument.

The Company classifies financial assets and liabilities into different categories at initial recognition based on the purpose of acquiring assets or assuming liabilities: loans and receivables, and other financial liabilities.

Financial assets and financial liabilities are measured initially at fair value. Any attributable transaction costs are included in their initial costs. Subsequent to initial recognition financial assets and liabilities are measured as follows:

-	Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Subsequent to initial recognition, receivables are subsequently stated at amortized cost using the effective interest method.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the Financial Statements—(Continued)

(Expressed in Renminbi)

-	Other financial liabilities

Financial liabilities other than the financial liabilities at fair value through profit or loss are classified as other financial liabilities.

Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

(b)	Impairment of financial assets

The carrying amounts of financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, impairment loss is provided.

-	Receivables

Receivables are assessed for impairment both on an individual basis and on a collective group basis.

Where impairment is assessed on an individual basis, an impairment loss in respect of a receivable is calculated as the excess of its carrying amount over the present value of the estimated future cash flows (exclusive of future credit losses that have not been incurred) discounted at the original effective interest rate. All impairment losses are recognized in profit or loss.

The assessment is made collectively where receivables share similar credit risk characteristics (including those having not been individually assessed as impaired), based on their historical loss experiences, and adjusted by the observative figures reflecting present economic conditions.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through profit or loss. A reversal of an impairment loss will not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

(c)	Derecognition of financial assets and financial liabilities

A financial asset is derecognized if the Company’s contractual rights to the cash flows from the financial asset expire or if the Company transfers substantially all the risks and rewards of ownership of the financial asset to another party.

Where a transfer of a financial asset in its entirety meets the criteria of the derecognition, the difference between the two amounts below is recognized in profit or loss:

-	carrying amount of the financial asset transferred

-	the consideration received from the transfer.

The Company derecognizes a financial liability (or part of it) only when the underlying present obligation (or part of it) is discharged.

(10)	Employee benefits

Employee benefits are all forms of considerations given and other related expenditures incurred in exchange for services rendered by employees. Employee benefits are recognized as a liability in the

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the Financial Statements—(Continued)

(Expressed in Renminbi)

period in which the associated services are rendered by employees, with a corresponding increase in cost of relevant assets or expenses in the current period.

(a)	Retirement benefits

Pursuant to the relevant laws and regulations of the PRC, the Company has joined a defined contribution basic retirement scheme for the employees arranged by local Labor and Social Security Bureaus. The Company makes contributions to the retirement scheme at the applicable rates based on the amounts stipulated by the government organization. The contributions are charged to profit or loss on an accrual basis. When employees retire, the local Labor and Social Security Bureaus are responsible for the payment of the basic retirement benefits to the retired employees. The Company does not have any other obligations in this respect.

(b)	Housing fund and other social insurances

Besides the retirement benefits, pursuant to the relevant laws and regulations of the PRC, the Company has joined defined social security contributions for employees, such as a housing fund, basic medical insurance, unemployment insurance, injury insurance and maternity insurance. The Company makes contributions to the housing fund and other social insurances mentioned above at the applicable rate(s) based on the employees’ salaries. The contributions are recognized as cost of assets or charged to profit or loss on an accrual basis.

(11)	Income tax

Current tax and deferred tax are recognized in profit or loss.

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the year, and any adjustment to tax payable in respect of previous years.

Deferred tax assets arise from deductible temporary differences, being the differences between the carrying amounts of assets for financial reporting purposes and their tax bases, which include the deductible losses carry forward to subsequent periods. Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilized.

At the balance sheet date, the amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets, using tax rates that are expected to be applied in the period when the asset is realized in accordance with tax laws.

(12)	Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

In terms of a possible obligation resulting from a past transaction or event, whose existence will only be confirmed by the occurrence or non-occurrence of uncertain future events or a present obligation resulting from a past transaction or event, where it is not probable that the settlement of the above obligation will cause an outflow of economic benefits, or the amount of the outflow cannot be estimated reliably, the possible or present obligation is disclosed as a contingent liability.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the Financial Statements—(Continued)

(Expressed in Renminbi)

(13)	Revenue recognition

Revenue is the gross inflow of economic benefit in the periods arising in the course of the Company’s ordinary activities when the inflows result in increase in investors’ equity, other than increase relating to contributions from investors. Revenue is recognized in profit or loss when it is probable that the economic benefits will flow to the Company, the revenue and costs can be measured reliably and the following respective conditions are met:

(a)	Sale of goods

Revenue from sale of goods is recognized when all of the general conditions stated above and following conditions are satisfied:

-	The significant risks and rewards of ownership of goods have been transferred to the buyer

-	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold.

Revenue from the sale of goods is measured at the fair value of the considerations received or receivable under the sales contract or agreement.

(b)	Rendering of services

When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue from the rendering of services is recognized in the income statement by reference to the stage of completion of the transaction based on the proportion of services performed to date to the total services to be performed.

(c)	Interest income

Interest income is recognized on a time proportion basis with reference to the principal outstanding and the applicable rate.

(14)	Government grants

Government grants are transfers of monetary assets from the government to the Company at no consideration.

A government grant is recognized when there is reasonable assurance that the grant will be received and that the Company will comply with the conditions associated with the grant.

If a government grant is in the form of a transfer of a monetary asset, it is measured at the amount that is received or receivable.

A government grant related to that compensates the Company for expenses incurred is recognized in profit or loss immediately.

(15)	Borrowing costs

Borrowing costs incurred directly attributable to the acquisition, construction of a qualifying asset are capitalized as part of the cost of the asset.

Except for the above, other borrowing costs are recognized as financial expenses in the income statement when incurred.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the Financial Statements—(Continued)

(Expressed in Renminbi)

In the capitalization period, the amount of interest (including amortization of any discount or premium on borrowing) to be capitalized in each accounting period is determined as follows:

-	Where funds are borrowed specifically for the acquisition, construction of a qualifying asset, the amount of interest to be capitalized is the interest expense calculated using effective interest rates during the period less any interest income earned from depositing the borrowed funds before being used on the asset.

-	Where funds are borrowed generally and used for the acquisition, construction of a qualifying asset, the amount of interest to be capitalized on such borrowings is determined by applying a capitalization rate to the weighted average of the excess amounts of cumulative expenditures on the asset over the above amounts of specific borrowings. The capitalization rate is the weighted average of the interest rates applicable to the general-purpose borrowings.

The effective interest rate is determined as the rate that exactly discounts estimated future cash flow through the expected life of the borrowing or, when appropriate, a shorter period to the carrying amount of the borrowings.

The capitalization period is the period from the date of commencement of capitalization of borrowing costs to the date of cessation of capitalization, excluding any period over which capitalization is suspended. Capitalization of borrowing costs commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities of acquisition, construction that are necessary to prepare the asset for its intended use are in progress, and ceases when the assets become ready for their intended use. Capitalization of borrowing costs is suspended when the acquisition, construction activities are interrupted abnormally and the interruption lasts over three months.

(16)	Related parties

If the Company has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where the Company and one or more parties are subject to common control, jointly control, or significant influence from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Enterprises with which the Company is under common control only from the State and that have no other related party relationships are not regarded as related parties of the Company. The Company’s related parties include, but are not limited to:

(a)	the Company’s parent

(b)	enterprises that are controlled by the Company’s parent

(c)	investors that have joint control over the Company

(d)	investors that exercise significant influence over the Company

(e)	principal individual investors and close family members of such individuals

(f)	key management personnel of the Company and close family members of such individuals

(g)	key management personnel of the Company’s parent

(h)	close family members of key management personnel of the Company’s parent

(i)	other enterprises that are controlled, jointly controlled or significantly influenced by principal individual investors, key management personnel of the Company, and close family members of such individuals.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the Financial Statements—(Continued)

(Expressed in Renminbi)

(17)	Significant accounting estimates and judgments

The preparation of financial statements requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

Key sources of estimation uncertainty are as follows:

(a)	Impairment of receivables

As described in Note 3(9)(b), receivables that are measured at amortization cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, impairment loss is provided. Objective evidence of impairment includes observable data that comes to the attention of the Company about loss events such as a significant decline in the estimated future cash flow of an individual debtor or the portfolio of debtors, and significant changes in the financial condition that have an adverse effect on the debtor. If there is an indication that there has been a change in the factors used to determine the provision for impairment, the impairment loss recognized in prior years is reversed.

(b)	Impairment of non-financial long-term assets

As described in Note 3(8), non-financial long-term assets are reviewed at each balance sheet date to determine whether the carrying amount exceeds the recoverable amount of the assets. If any such indication exists, impairment loss is provided.

The recoverable amount of an asset (asset group) is the greater of its net selling price and its present value of expected future cash flows. Since a market price of the asset (the asset group) cannot be obtained reliably, the fair value of the asset cannot be estimated reliably. In assessing value in use, significant judgements are exercised over the asset’s production, selling price, related operating expenses and discounting rate to calculate the present value. All relevant materials which can be obtained are used for estimation of the recoverable amount, including the estimation of the production, selling price and related operating expenses based on reasonable and supportable assumption.

(c)	Depreciation and amortization

As described in Note 3(4) and (6), fixed assets and intangible assets are depreciated and amortized using the straight-line method over their estimated useful lives after taking into account residual value. The estimated useful lives are regularly reviewed to determine the depreciation and amortization costs charged in each reporting period. The estimated useful lives are determined based on historical experiences of similar assets and the estimated technical changes. If there is an indication that there has been a change in the factors used to determine the depreciation or amortization, the amount of depreciation or amortization is revised.

4	CHANGES IN ACCOUNTING POLICIES

(1)	Changes in accounting policies and their effects

The Company adopted CAS (2006) on January 1, 2007. The significant accounting policies applicable to the Company under CAS (2006) are summarized in Note 3. Apart from the reclassification adjustments as set out below, there was no significant impact on the financial statements of the Company upon adoption of CAS(2006). Certain items in the comparative figures of 2005 and 2006 have been reclassified to conform with the requirements of CAS 38.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the Financial Statements—(Continued)

(Expressed in Renminbi)

Affected asset and liability items in the balance sheet as at December 31, 2006

	Before adjustment	Adjustment	After adjustment
	RMB’000	RMB’000	RMB’000
Short-term investments	1,454,000	(1,454,000)	—
Other current assets	—	1,454,000	1,454,000
Fixed assets	14,566,444	(514,574)	14,051,870
Intangible assets	955,521	514,574	1,470,095
Other payables	457,153	(60,133)	397,020
Staff welfare payable	21,802	(21,802)	—
Employee benefits payable	—	84,274	84,274
Other creditors	2,708	(2,708)	—
Tax payable	75,102	369	75,471

Affected income and expense items in the income statement for the year ended December 31, 2005 (Unaudited)

	Before adjustment	Adjustment	After adjustment
	RMB’000	RMB’000	RMB’000
Sales from principal activities	12,690,197	(12,690,197)	—
Other operating income	14,943	(14,943)	—
Operating income	—	12,705,140	12,705,140
Cost of sales from principal activities	(12,117,727)	12,117,727	—
Other operating costs	(14,579)	14,579	—
Operating costs	—	(12,132,306)	(12,132,306)
Business taxes and surcharges	—	(361)	(361)
General and administrative expenses	(769,685)	15,406	(754,279)
Impairment loss	—	(15,406)	(15,406)
Subsidy income	6,457	(6,457)	—
Non-operating income	60	6,457	6,517

Affected income and expense items in the income statement for the year ended December 31, 2006

	Before adjustment	Adjustment	After adjustment
	RMB’000	RMB’000	RMB’000
Sales from principal activities	21,777,397	(21,777,397)	—
Other operating income	13,409	(13,409)	—
Operating income	—	21,790,806	21,790,806
Cost of sales from principal activities	(18,025,664)	18,025,664	—
Other operating costs	(13,223)	13,223	—
Operating costs	—	(18,038,293)	(18,038,293)
Business taxes and surcharges	—	(594)	(594)
General and administrative expenses	(278,577)	(9,980)	(288,557)
Impairment loss	—	9,980	9,980
Subsidy income	11,515	(11,515)	—
Non-operating income	543	11,515	12,058

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the Financial Statements—(Continued)

(Expressed in Renminbi)

5	TAXATION

(1)	The types of taxes applicable to the Company’s sale of goods and rendering of services include business tax and value added tax (VAT).

Their tax rates are as follows:

Business tax rate:	5%
VAT rate:	17%

(2)	Income tax

In accordance with State Tax Bureau notices (Guo Shui Han [2003] 420), the income tax rate applicable to the Company for the year ended December 31, 2007 was 15% (2005:15%; 2006: 15%).

Pursuant to the Income Tax Law of PRC for Foreign Invested Enterprises and Foreign Enterprises, starting from the year in which a taxable profit is made after the offset of deductible losses incurred in prior years, the Company is entitled to a preferential tax treatment of a tax-free period for the first and second profit making years and a 50% reduction in the income tax rate for the third to fifth years.

2007 is the second year that the Company makes a taxable profit after the offset of deductible losses incurred in prior years. The applicable income tax rate was 0%.

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“the new tax law”) which took effect on January 1, 2008, when the current tax law was abolished. The new tax law adopts an uniform tax rate of 25% for all enterprises including foreign investment enterprises and revokes the current tax exemption, reduction and protective treatments only applicable to foreign investment enterprises. The State Council of the PRC passed the implementation guidance (“Implementation Guidance”) on December 26, 2007, which set out the details of how the existing preferential income tax rate will be adjusted to the standard rate of 25%. According to the Implementation Guidance, the Company, which is eligible for a 100% or 50% relief from PRC Enterprise Income Tax, will continue to enjoy the preferential income tax rate up to the end of the derating period, after which, the 25% standard rate applies. The applicable new rates were considered to measure the Company’s deferred tax assets as at December 31, 2007.

(3)	Taxes payable/(recoverable)

	2006	2007
	RMB’000	RMB’000
VAT payable/(recoverable)	73,916	(47,177)
Others	1,555	1,532

Total	75,471	(45,645)

6	CASH AT BANK AND ON HAND

	2006	2007
	RMB’000	RMB’000
Cash on hand	48	32
Demand deposits	1,654,771	1,566,365

Total	1,654,819	1,566,397

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the Financial Statements—(Continued)

(Expressed in Renminbi)

7	BILLS RECEIVABLE

	2006	2007
	RMB’000	RMB’000
Bank acceptance bills	664,533	1,198,306

All of the above bills held by the Company are due within one year.

8	ACCOUNTS RECEIVABLE

(1)	Accounts receivable by customers type:

	Note	2006	2007
		RMB’000	RMB’000
Amounts due from related parties	35(2) (ii)	183,082	283,160
Amounts due from others customers		147,622	228,875

Total		330,704	512,035

(2)	The ageing analysis of the Company’s accounts receivables is as follows:

	2006			2007
	Amounts	Percentage of total accounts receivables	Bad debt provision	Amounts	Percentage of total accounts receivables	Bad debt provision
	RMB’000		RMB’000	RMB’000		RMB’000
Within 1 year	330,704	100%	—	512,035	100%	—

The ageing is counted starting from the date accounts receivable is recognized.

9	PREPAYMENTS

Prepayments are made for purchase. All the prepayments are due within one year.

10	OTHER RECEIVABLES

(1)	Other receivables by customers type:

	Note	2006	2007
		RMB’000	RMB’000
Amounts due from related parties	35(2) (ii)	537	—
Amounts due from others parties		13,712	18,314

Total		14,249	18,314

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the Financial Statements—(Continued)

(Expressed in Renminbi)

(2)	The ageing analysis of the Company’s other receivables is as follows:

	2006			2007
	Amounts	Percentage of total other receivables	Bad debt provision	Amounts	Percentage of total other receivables	Bad debt provision
	RMB’000		RMB’000	RMB’000		RMB’000
Within 1 year (inclusive)	13,541	95%	—	17,021	93%	—
1 and 2 years (inclusive)	708	5%	—	1,035	6%	—
2 and 3 years (inclusive)	—	—	—	258	1%	—

Total	14,249	100%	—	18,314	100%	—

The ageing is counted starting from the date of recognition of other receivables.

11	INVENTORIES

	2006	2007
	RMB’000	RMB’000
Raw materials	864,873	949,683
Work in progress	42,288	41,485
Semi-finished goods	387,594	397,696
Finished goods	501,022	619,189

Subtotal	1,795,777	2,008,053
Less: Provision for diminution in value of inventories	(5,426)	(5,553)

Total	1,790,351	2,002,500

An analysis of provision for diminution in value of inventories is as follows:

	2006			2007
	Semi-finished goods	Finished goods	Total	Semi-finished goods	Finished goods	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Opening balance as at January 1	(6,979)	(8,427)	(15,406)	(3,279)	(2,147)	(5,426)
Add: Provision made during the year	(3,279)	(2,147)	(5,426)	—	(5,553)	(5,553)
Less: Reversal during the year	6,979	8,427	15,406	3,279	2,147	5,426

Closing balance as at December 31	(3,279)	(2,147)	(5,426)	—	(5,553)	(5,553)

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the Financial Statements—(Continued)

(Expressed in Renminbi)

12	OTHER CURRENT ASSETS

	2006	2007
	RMB’000	RMB’000
Designated loan
- principal	1,454,000	1,454,000
- interest receivable	—	1,309
Less: Provision for diminution in value	—	—

Total	1,454,000	1,455,309

The Company entrusted Bank of Communications Shanghai Branch to grant loans. Details of loan balances as at December 31, 2007 are as follows:

Borrower	Balance	Duration	Interest rate
SPCL	391,000	2007.10.09-2008.01.09	3.80%
SPCL	336,000	2007.12.26-2008.06.26	3.58%
BP (China) Holdings Ltd. (“BP Holdings”)	391,000	2007.10.09-2008.01.09	3.80%
BP Zhuhai Chemical Co., Ltd. (“BP Zhuhai”)	336,000	2007.12.26-2008.06.26	3.58%

Total	1,454,000

13	FIXED ASSETS

	Plant and buildings	Machinery and equipment	Office and other equipment	Motor vehicles	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As at January 1, 2006	1,247,955	14,869,101	78,372	2,340	16,197,768
Additions	—	3,973	10,228	1,510	15,711
Transfer from construction in progress	—	2,034	—	—	2,034
Disposals	—	—	(2,819)	—	(2,819)

As at December 31, 2006	1,247,955	14,875,108	85,781	3,850	16,212,694

Accumulated depreciation:
As at January 1, 2006	(63,268)	(913,716)	(22,336)	(203)	(999,523)
Charge for the year	(73,289)	(1,073,364)	(16,583)	(360)	(1,163,596)
Written back on disposal	—	—	2,295	—	2,295

As at December 31, 2006	(136,557)	(1,987,080)	(36,624)	(563)	(2,160,824)

Carrying amount:
As at December 31, 2006	1,111,398	12,888,028	49,157	3,287	14,051,870

As at January 1, 2006	1,184,687	13,955,385	56,036	2,137	15,198,245

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the Financial Statements—(Continued)

(Expressed in Renminbi)

	Plant and buildings	Machinery and equipment	Office and other equipment	Motor vehicles	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As at January 1, 2007	1,247,955	14,875,108	85,781	3,850	16,212,694
Additions	—	877	16,454	649	17,980
Transfer from construction in progress	—	25,716	—	—	25,716
Disposals	—	(79,995)	(3,406)	—	(83,401)

As at December 31, 2007	1,247,955	14,821,706	98,829	4,499	16,172,989

Accumulated depreciation:
As at January 1, 2007	(136,557)	(1,987,080)	(36,624)	(563)	(2,160,824)
Charge for the year	(73,289)	(1,115,659)	(17,620)	(474)	(1,207,042)
Written back on disposal	—	5,934	2,619	—	8,553

As at December 31, 2007	(209,846)	(3,096,805)	(51,625)	(1,037)	(3,359,313)

Carrying amount:
As at December 31, 2007	1,038,109	11,724,901	47,204	3,462	12,813,676

As at December 31, 2006	1,111,398	12,888,028	49,157	3,287	14,051,870

The Company is still in the progress of application of the property certificate for the plant and buildings.

14	CONSTRUCTION IN PROGRESS

	2006	2007
	RMB’000	RMB’000
Cost
Balance at the beginning of the year	1,671	28,027
Additions during the year	28,390	151,377
Transferred to fixed assets	(2,034)	(25,716)
Transferred to intangible assets	—	(4,867)

Balance at the end of the year	28,027	148,821

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the Financial Statements—(Continued)

(Expressed in Renminbi)

15	INTANGIBLE ASSETS

	Land use right	Patent	Computer software	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Cost
As at January 1, 2006	770,967	880,076	20,499	1,671,542
Additions during the year	—	—	2,915	2,915

As at December 31, 2006	770,967	880,076	23,414	1,674,457

Accumulated amortization
As at January 1, 2006	(15,194)	(74,454)	(5,922)	(95,570)
Charge for the year	(16,430)	(88,007)	(4,355)	(108,792)

As at December 31, 2006	(31,624)	(162,461)	(10,277)	(204,362)

Carrying amount
As at December 31, 2006	739,343	717,615	13,137	1,470,095

As at January 1, 2006	755,773	805,622	14,577	1,575,972

	Land use right	Patent	Computer software	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Cost
As at January 1, 2007	770,967	880,076	23,414	1,674,457
Additions during the year	—	—	3,239	3,239
Transferred from construction in progress	—	—	4,867	4,867

As at December 31, 2007	770,967	880,076	31,520	1,682,563

Accumulated amortization
As at January 1, 2007	(31,624)	(162,461)	(10,277)	(204,362)
Charge for the year	(16,430)	(88,007)	(5,642)	(110,079)

As at December 31, 2007	(48,054)	(250,468)	(15,919)	(314,441)

Net book value
As at December 31, 2007	722,913	629,608	15,601	1,368,122

As at December 31, 2006	739,343	717,615	13,137	1,470,095

16	LONG-TERM DEFERRED EXPENSES

	2006	2007
	RMB’000	RMB’000
Balance at the beginning of the year	—	37,273
Additions for the year	41,906	7,775
Amortization for the year	(4,633)	(32,995)

Balance at the end of the year	37,273	12,053

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the Financial Statements—(Continued)

(Expressed in Renminbi)

17	DEFERRED TAX ASSETS

	2006		2007
	Deductible temporary difference	Deferred tax assets	Deductible temporary difference	Deferred tax assets
	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax assets
Income tax credit for purchase of homemade machine	—	—	527,700	47,493
Provision for diminution in value of inventories	—	—	5,553	500
Pre-operating expenses	343,679	17,636	235,149	22,610

Total	343,679	17,636	768,402	70,603

18	PROVISIONS FOR IMPAIRMENT

At December 31, 2006 and 2007, the provisions for impairment of the Company are set out as follows:

	2006	2007
	Inventories	Inventories
	RMB’000	RMB’000
Balance at the beginning of the year	(15,406)	(5,426)
Charge for the year	(5,426)	(5,553)
Reversal during the year	15,406	5,426

Balance at the end of the year	(5,426)	(5,553)

19	EMPLOYEE BENEFITS PAYABLE

	2006	2007
	RMB’000	RMB’000
Staff welfare fees	21,023	21,023
Social insurances
Medical insurance premium	909	986
Basic old age insurance premium	2,014	2,183
Unemployment insurance premium	194	211
Labor union fee, staff and workers’ education fee	1,700	1,345
Others	58,434	53,294

Total	84,274	79,042

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the Financial Statements—(Continued)

(Expressed in Renminbi)

20	LONG-TERM LOANS DUE WITHIN ONE YEAR

	2006				2007
	Principal in foreign currency	RMB/ RMB equivalent	Interest rate (p.a.)	Secured/ guaranteed	Principal in foreign currency	RMB/ RMB equivalent	Interest rate (p.a.)	Secured/ guaranteed
	‘000	RMB ‘000			‘000	RMB ‘000
Bank loans:
- RMB		150,975	10% lower than RMB benchmark interest rate	Guaranteed by BP International and Sinopec		148,800	10% lower than RMB benchmark interest rate	Credit
- USD	41,850	326,794	LIBOR+ 0.7%	Guaranteed by BP International and Sinopec	55,800	407,597	LIBOR+ 0.2%	Credit

Total		477,769				556,397

21	LONG-TERM LOANS

	2006				2007
	Principal in foreign currency	RMB/ RMB equivalent	Interest rate (p.a.)	Secured/ guaranteed	Principal in foreign currency	RMB/ RMB equivalent	Interest rate (p.a.)	Secured/ guaranteed
	‘000	RMB ‘000			‘000	RMB ‘000
Bank loans:
- RMB		5,339,025	10% lower than RMB benchmark interest rate	Guaranteed by BP International and Sinopec		4,651,200	10% lower than RMB benchmark interest rate	Credit
- USD	578,150	4,514,600	LIBOR+ 0.7%	Guaranteed by BP International and Sinopec	564,200	4,121,255	LIBOR+ 0.2%	Credit

Total		9,853,625				8,772,455

On December 20, 2007, the Company made early repayment of all the long-term loans as at December 31, 2006. On the same date, the Company borrowed Renminbi loans amounting to RMB 4,800,000,000 and US dollar loans amounting to USD620,000,000 from Bank of China, Industrial & Commercial Bank of China, China Construction Bank, Bank of Communications, Shanghai Pudong Development Bank and Sinopec Finance Co., Ltd.

According to the loan contract, the Renminbi loans are repayable in 28 instalments during the period from June 20, 2008 to December 20, 2021.

The US dollar loans are repayable in 12 instalments during the period from June 20, 2008 to December 20, 2013.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the Financial Statements—(Continued)

(Expressed in Renminbi)

The maturity analysis of the Company’s long-term loan is set out below:

	2006	2007
	RMB’000	RMB’000
Due after 1 year but within 2 years (inclusive)	985,559	561,197
Due after 2 years but within 3 years (inclusive)	1,025,588	679,218
Due after 3 years	7,842,478	7,532,040

Total	9,853,625	8,772,455

22	PAID-IN CAPITAL

Registered capital

	2006 and 2007
	Amount	%
	USD’000
BPCECIL	450,720	50%
Sinopec	270,432	30%
SPCL	180,288	20%

	901,440	100%

Paid-in capital

	2006 and 2007
	Amount in original currency	Amount in RMB’000 equivalent	%
	USD’000
BPCECIL	450,720	3,721,792	50%
Sinopec		2,233,076	30%
SPCL		1,488,717	20%

		7,443,585	100%

23	CAPITAL RESERVE

2006 and 2007
RMB’000
Foreign currency capital translation differences	(509)

24	SURPLUS RESERVE

	General reserve fund	Enterprise expansion fund	Total
	RMB’000	RMB’000	RMB’000
At December 31, 2006 and 2007	19,697	19,696	39,393

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the Financial Statements—(Continued)

(Expressed in Renminbi)

25	APPROPRIATION OF PROFITS

Cash dividends attributable to investors

The Board of Directors approved on March 1, 2007 and June 26, 2007, the appropriation of cash dividends totalling RMB1,910,566,958 (2006: Nil) to the Company’s investors.

26	OPERATING INCOME

	2005	2006	2007
	RMB’000	RMB’000	RMB’000
	(Unaudited)
Operating income from principal activities
-Sale of goods	12,616,859	21,657,400	24,056,676
-Rendering of services	73,338	119,997	150,562

Sub-total	12,690,197	21,777,397	24,207,238
Other operating income	14,943	13,409	11,358

Total	12,705,140	21,790,806	24,218,596

27	OPERATING COSTS

	2005	2006	2007
	RMB’000	RMB’000	RMB’000
	(Unaudited)
Operating cost from principal activities
-Sale of goods	12,057,162	17,947,673	20,286,631
-Rendering of services	60,565	77,991	64,652

Sub-total	12,117,727	18,025,664	20,351,283
Other operating costs	14,579	12,629	6,488

Total	12,132,306	18,038,293	20,357,771

28	FINANCIAL EXPENSES

	2005	2006	2007
	RMB’000	RMB’000	RMB’000
	(Unaudited)
Interest expense from loans	478,793	617,916	624,453
Less: Borrowing costs capitalized	(71,339)	—	—

Net interest expense	407,454	617,916	624,453
Less: Interest income from deposits and receivables	(4,733)	(38,678)	(61,040)
Net exchange gains	(125,159)	(157,429)	(325,948)
Other financial expenses	6,656	2,151	567

Total	284,218	423,960	238,032

29	IMPAIRMENT LOSS

	2005	2006	2007
	RMB’000	RMB’000	RMB’000
	(Unaudited)
Inventories	(15,406)	9,980	(127)

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the Financial Statements—(Continued)

(Expressed in Renminbi)

30	INVESTMENT INCOME

	2005	2006	2007
	RMB’000	RMB’000	RMB’000
	(Unaudited)
Interest income from designated loans	—	—	39,238

31	INCOME TAX BENEFIT

(1)	Income tax benefit for the year represents

	2005	2006	2007
	RMB’000	RMB’000	RMB’000
	(Unaudited)
Current tax expenses for the year	—	—	—
Deferred taxation	—	17,636	52,967

Total	—	17,636	52,967

The analysis of deferred tax expenses is set out below:

	2005	2006	2007
	RMB’000	RMB’000	RMB’000
	(Unaudited)
Origination and reversal of temporary differences	—	17,636	47,993
Change in tax rate	—	—	4,974

Total	—	17,636	52,967

(2)	Reconciliation between income tax expenses and accounting profits is as follows:

	2005	2006	2007
	RMB’000	RMB’000	RMB’000
	(Unaudited)
(Loss) / profit before income tax	(743,729)	2,708,334	2,906,387

Expected income tax expenses at a tax rate of 15%	(111,559)	406,250	435,958
Tax effect of non-taxable income	—	(406,250)	(435,958)
Tax effect of tax loss to offset future taxable profit	93,923	—	—
Tax effect of pre-operating expenses not recognized for deferred tax	17,636	—	—
Effect of change in tax rate on deferred tax	—	—	(4,974)
Others	—	(17,636)	(47,993)

Income tax benefit	—	(17,636)	(52,967)

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the Financial Statements—(Continued)

(Expressed in Renminbi)

32	SUPPLEMENT TO CASH FLOW STATEMENT

(1)	Reconciliation of net (loss)/profit to cash flows from operating activities:

	2005	2006	2007
	RMB’000	RMB’000	RMB’000
	(Unaudited)
Net (loss)/profit	(743,730)	2,725,970	2,959,354
Add: Provision for / (reversal of) impairment of assets	15,406	(9,980)	127
Depreciation of fixed assets	987,376	1,163,596	1,207,042
Amortization of intangible assets	84,385	108,792	110,079
Amortization of long-term deferred expenses	542,651	4,633	32,995
Loss on disposal of fixed assets	363	267	764
Financial expenses	288,951	462,638	299,072
Gains arising from investments	—	—	(39,238)
Increase in gross inventories	(1,398,042)	(194,914)	(212,276)
Increase in operating receivables	(370,834)	(694,471)	(524,884)
Increase/(decrease) in operating payables	804,245	634,596	(340,249)
Increase in deferred tax assets	—	(17,636)	(52,967)

Net cash inflow from operating activities	210,771	4,183,491	3,439,819

33	SEGMENT REPORT

The Company does not engage in multiple businesses or operate in multiple locations, therefore no segment analysis is provided.

34	RISK ANALYSIS, SENSITIVITY ANALYSIS, AND DETERMINATION OF FAIR VALUES FOR FINANCIAL INSTRUMENTS

The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Interest rate risk

•	Foreign currency risk

This note presents information about the Company’s exposure to each of the above risks and their sources, the Company’s objectives, policies and processes for measuring and managing risks, etc.

The Company’s risk management policies are established to identify and analyse the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The internal audit of the Company undertakes both regular and ad hoc reviews of risk management controls and procedures.

(1)	Credit risk

The Company’s credit risk is primarily attributable to receivables and designated loans. Exposure to these credit risks are monitored by management on an ongoing basis.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the Financial Statements—(Continued)

(Expressed in Renminbi)

In respect of receivables, the Company has established a credit policy under which individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the external ratings of the customers and their bank credit records where available. Receivables are due within 15 to 60 days from the date of billing. Debtors with overdue balances are requested to settle all outstanding balances before any further credit is granted. Normally, the Company does not obtain collateral from customers.

In monitoring customer credit risk, customers are grouped according to some factors, such as ageing.

Majority of sales transactions are settled by upfront payments prior to goods deliveries or bank acceptance notes issued by customers. Credit term is only granted to certain customers with good credit ratings and certain related parties. At balance sheet date, the ageing of accounts receivables is within three months and ageing of most other receivables is within one year, so the credit risk of receivables is relatively low.

All the Company’s designated loans were lent to its related parties, and there was no delay payment based on the historical records. So the credit risk of the designated loans is relatively low.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, in the balance sheet. Company does not provide any other guarantees which would expose the Company to credit risk.

(2)	Liquidity risk

The Company is responsible for its own cash management, including short term investment of cash surpluses and the raising of loans to cover expected cash demands. The Company’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

The maturity analysis of the designated loans and long-term debts are disclosed in Note 12 and 21.

(3)	Interest rate risk

The Company adopts an interest rate policy of ensuring that interest rate risk is under control. The Company has achieved an appropriate mix of fixed and floating rate exposure consistent with the Company’s policy.

(4)	Foreign currency risk

In respect of accounts receivables and payables denominated in foreign currencies other than the functional currency of the Company, the Company ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

(5)	Fair values

All financial instruments are carried at amounts not materially different from their fair values as at December 31, 2006 and 2007.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the Financial Statements—(Continued)

(Expressed in Renminbi)

(6)	Estimation of fair values

The following summarizes the major methods and assumptions used in estimating the fair values of financial assets and liabilities.

(a)	Receivables

The fair value is estimated as the present value of the future cash flows, discounted at the market interest rates at the balance sheet date.

(b)	Loans and other non-derivative financial liabilities

The fair value is estimated as the present value of future cash flows, discounted at the market rate of interest at the balance sheet date.

35	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS

(1)	Information on the investors of the Company is listed as follows:

	Registered place	Business nature	Shareholding percentage	Proportion of voting rights
Sinopec	Beijng, the PRC	Oil and gas exploration, development, production and marketing, crude oil processing, oil products trading and distribution	30%	25%

SPCL	Shanghai, the PRC	Crude oil processing, petroleum products, synthetic resins and plastics products, synthetic fibre raw materials and synthetic fibres	20%	25%

BPCECIL	Wales, the UK	Investment	50%	50%

(2)	The amounts of the Company’s related party transactions during the year and its balances with related parties at the year end are summarized as follows:

i)	The material transactions with related parties are summarized as follows:

Receiving construction services

	2005	2006	2007
	RMB’000	RMB’000	RMB’000
	(Unaudited)
Sinopec International Co., Ltd. (“Sinopec International”)	109,803	3,717	896
SPCL	64,325	58	—
Jinshan Associated Trading Corporation (“JAT”)	15,214	11,141	—
Other fellow subsidiaries of Sinopec, SPCL	35,086	1,466	943

	224,428	16,382	1,839

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the Financial Statements—(Continued)

(Expressed in Renminbi)

Purchase of goods

	2005	2006	2007
	RMB’000	RMB’000	RMB’000
	(Unaudited)
Sinopec International	81,925	—	—
Sinopec Shanghai Gaoqiao Branch (“Sinopec Gaoqiao Branch”)	3,429,090	4,876,223	4,624,063
Sinopec Maoming Branch	—	832,050	—
Sinopec Guangzhou Branch	—	210,391	202,539
Sinopec Zhenhai Branch	4,070,950	6,871,035	8,474,446
SPCL	741,596	706,459	1,031,613
CIUPC	444,842	—	—
Sinopec Jinling Branch	259,798	—	172,248
JAT	62,800	17,223	9,702
Shanghai Jindi Petrochemcial Co., Ltd (“Shanghai Jindi”)	75,780	344,334	94,517
Hangzhou Refinery China Petrochemical Corporation (“Hangzhou Refinery”)	—	—	79,142
BP Singapore Pte Limited (“BP Singapore”)	711,627	92,268	46,935
O&D Trading Limited	19,621	—	—
Other fellow subsidiaries of Sinopec, SPCL	10,432	16,282	34,205

	9,908,461	13,966,265	14,769,410

Sales of goods

	2005	2006	2007
	RMB’000	RMB’000	RMB’000
	(Unaudited)
Sinopec International Industry Co., Ltd (“Sinopec International Industry”)	70,046	92,360	—
Sinopec International	—	59,352	82,151
Sinopec Gaoqiao Branch	433,045	926,397	2,327,563
Sinopec Sales Company Shanghai Branch (“SSCS”)	24,389	8,996	—
SPCL	472,191	909,854	1,624,352
JAT	253,896	706,042	243,699
Zhejiang Jingyong Acrylic Co., Ltd. (“Jinyong Acrylic”)	516,808	723,803	729,079
Shanghai Jinhua Industry Co., Ltd. (“Jinhua Industry”)	—	307	—
BP Singapore	64,996	50,361	—

	1,835,371	3,477,472	5,006,844

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the Financial Statements—(Continued)

(Expressed in Renminbi)

Lease

	2005	2006	2007
	RMB’000	RMB’000	RMB’000
	(Unaudited)
SPCL	—	3,203	2,153

Designated loans

	2005	2006	2007
	RMB’000	RMB’000	RMB’000
	(Unaudited)
Sinopec	—	391,000	—
SPCL	—	336,000	727,000
BP Holdings	—	391,000	391,000
BP Zhuhai	—	336,000	336,000

Total	—	1,454,000	1,454,000

The Board of Directors of the Company is of the opinion that the above transactions with related parties were conducted under normal commercial terms or relevant agreements.

ii)	The balances of transactions with related parties at December 31, are set out as follows:

	2006
	Accounts receivable	Prepayments	Other receivables	Accounts payable	Advances from customers	Other payables
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Sinopec International	—	—	537	—	2,074	1,975
Sinopec Zhenhai	—	—	—	366,116	—	—
Sinopec Gaoqiao Branch	52,275	—	—	229,365	—	—
SPCL	52,630	—	—	506	—	—
Jingyong Acrylic	32,034	—	—	—	—	—
JAT	46,143	650	—	2,800	—	—
Other fellow subsidiaries of Sinopec SPCL	—	—	—	3,297	—	701

	183,082	650	537	602,084	2,074	2,676

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the Financial Statements—(Continued)

(Expressed in Renminbi)

	2007
	Accounts receivable	Prepayments	Other receivables	Accounts payable	Advances from customers	Other payables
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Sinopec International	—	—	—	—	2,183	4
Sinopec Zhenhai	—	—	—	408,244	—	—
Sinopec Gaoqiao Branch	142,629	—	—	246,490	—	—
SPCL	81,111	—	—	36,537	—	—
Jingyong Acrylic	16,651	—	—	—	—	—
Hangzhou Refinery	—	—	—	1,538	—	—
JAT	42,769	—	—	129	—	—
Other fellow subsidiaries of Sinopec SPCL	—	—	—	1,599	—	93

	283,160	—	—	694,537	2,183	97

36	COMMITMENTS

(a)	Capital commitments

As at December 31, capital commitments of the Company are summarized as follows:

	2006	2007
	RMB’000	RMB’000
Contracted for	15,925	20,791
Authorized but not contracted for	3,514	437,413

	19,439	458,204

(b)	Operating lease commitments

As at December 31, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	2006	2007
	RMB’000	RMB’000
Within 1 year (inclusive)	10,510	11,156

37	COMPARATIVE FIGURES

The Company adopted the CAS (2006) on January 1, 2007. The relevant adjustments of comparative figures have been disclosed in Note 4.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the Financial Statements—(Continued)

(Expressed in Renminbi)

38	SIGNIFICANT DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED UNDER THE CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (2006) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The Company’s accounting policies conform with China Accounting Standards for Business Enterprises (2006), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature of such differences is presented below.

(a)	Staff and workers’ bonus and welfare fund

Under China Accounting Standard for Business Enterprises (2006), staff and workers’ bonus and welfare fund should be treated as profit appropriation.

Under U.S. GAAP, staff and workers’ bonus and welfare fund is recognized as an expense in the income statement.

(b)	Foreign currency transaction exchange gains and losses

Under China Accounting Standards for Business Enterprises (2006), foreign currency exchange differences on funds borrowed for construction are capitalized as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period.

Under U.S. GAAP, such foreign currency transaction exchange gains and losses are included in current earnings.

(c)	Deferred income taxes

Under China Accounting Standards for Business Enterprises (2006), under the tax effect accounting method, a deferred tax debit resulting from timing differences should be recognized and presented as a deferred tax debit only if there will be sufficient taxable income during the period of their reversal.

Under U.S. GAAP, deferred income taxes are generally recognized for all temporary differences that exist between the carrying amounts of all assets and liabilities and their respective tax bases amounts. A valuation allowance is recognized to the extent it is more likely than not a deferred tax asset will not be realized.

(d)	Presentation of land use rights

Under China Accounting Standards for Business Enterprises (2006), land use rights are classified under “Intangible Assets”.

Under U.S. GAAP, the costs of such land use rights are considered to be prepaid expenses and are generally classified under “Lease Prepayments” in the balance sheet.

(e)	Presentation of financing expenses

Under China Accounting Standards for Business Enterprises (2006), financing expenses and investment income are included in the calculation of “Operating profit”.

Under U.S. GAAP, such financing expenses and investment income generally are excluded from “Operating Profit”.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the Financial Statements—(Continued)

(Expressed in Renminbi)

(f)	Presentation of cash flow statement

Under China Accounting Standards for Business Enterprises (2006), interest income and investment income received are classified as investing activities.

Under U.S. GAAP, such interest income and investment income received are classified as operating activities.

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