Form 20-F/A
period 2007-12-31
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
filed 2008-08-20
CIK 908732

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Large Accelerated Filer  ☒    Accelerated Filer  ☐    Non-Accelerated Filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this file:

U.S. GAAP  ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐            Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

This Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 26, 2008 (the “Original Report”), is being filed for the purpose of making a change in the Original Report pursuant to comments received from the Staff of the SEC with respect to the disclosure contained in Item 15 “Controls and Procedures” and Item 19 “Exhibits.” The disclosure in Item 15 “Controls and Procedures” and in Item 19 “Exhibits” has been revised in accordance with such comments.

We are including in this Amendment No. 1 currently-dated certifications by our Chairman and Chief Financial Officer. Other than the foregoing items, no part of the Original Report is being amended. Accordingly, this Amendment No. 1 does not include any unchanged portions of the Original Report, does not reflect events occurring after the filing of our Original Report and does not modify or update the disclosure therein in any way other than as discussed above. As a result, this Amendment No. 1 continues to speak as of June 26, 2008, except for the certifications referenced above, which speak as of the filing date of this Amendment No. 1.

PART II

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Securities Exchange Act of 1934) as of the end of the fiscal year covered by this annual report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file under the Exchange Act is recorded, processed, summarized and reported as and when required.

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

1

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

2

PART III

ITEM 19.	EXHIBITS

No.	Exhibit
1.1	Translation of the Articles of Association of Sinopec Shanghai Petrochemical Company Limited

4.1	Translation of the Product Supply and Sales Services Framework Agreement dated as of October 19, 2007 between Sinopec Shanghai Petrochemical Company Limited and China Petroleum & Chemical Corporation

4.2	Translation of the Comprehensive Services Framework Agreement dated as of October 19, 2007 between Sinopec Shanghai Petrochemical Company Limited and China Petroleum & Chemical Corporation

12.1	Certification of Chairman Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chairman Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to such annual report on its behalf.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: August 20, 2008	/s/ Rong Guangdao
Rong Guangdao, Chairman

Exhibit Index

No.	Exhibit
1.1	Translation of the Articles of Association of Sinopec Shanghai Petrochemical Company Limited.

4.1	Translation of the Product Supply and Sales Services Framework Agreement dated as of October 19, 2007 between Sinopec Shanghai Petrochemical Company Limited and China Petroleum & Chemical Corporation.

4.2	Translation of the Comprehensive Services Framework Agreement dated as of October 19, 2007 between Sinopec Shanghai Petrochemical Company Limited and China Petroleum & Chemical Corporation.

12.1	Certification of Chairman Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chairman Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.