Form 20-F
period 2008-12-31
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
filed 2009-05-20
CIK 908732

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

The People’s Republic of China

Tel: +86 (21) 57943143

Fax: +86 (21) 57940050

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 100 Class H	New York Stock Exchange
Ordinary Shares, par value RMB1.00 per Share	The Stock Exchange of Hong Kong Limited
Class H Ordinary Shares, par value RMB1.00 per Share

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15) (d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer    ☒    Accelerated Filer    ☐    Non-Accelerated Filer    ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Information in this Annual Report which does not relate to historical financial information may be deemed to constitute forward- looking statements. The words or phrases “may”, “will”, “expect”, “anticipate”, “plan”, “will likely result”, “estimate”, “project”, “believe”, “intends to” or similar expressions identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected in the forward-looking statements. We caution readers not to place undue reliance on any forward looking statements, which speak only as of the date made. We undertake no obligations to update any forward-looking statements to reflect events and circumstances after the date on which the statements are made or reflect the occurrence of unanticipated events. Among the factors that could cause our actual results in the future to differ materially from the forward-looking statements are the availability of crude oil supply channels and relevant prices, effects of the macroeconomic policy of The People’s Republic of China and government control of currency conversion and the prices of refined oil products.

EXCHANGE RATES

Unless otherwise specified, references in this Annual Report to “US dollars” or “US$” are to United States dollars, references to “HK dollars” or “HK$” are to Hong Kong dollars and references to “Renminbi” or “RMB” are to Renminbi yuan, the legal tender currency of the PRC.

We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to US dollars have been made at a rate of RMB6.8225to US$1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008. We do not represent that Renminbi or US dollar amounts could be converted into US dollars or Renminbi, as the case may be, at any particular rate.

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

“Rated Capacity” is the output capacity of a given production plant or, where appropriate, the throughput capacity, calculated by estimating the number of days in a year that the production plant is expected to operate, including downtime for regular maintenance, and multiplying that number by an amount equal to the plant optimal daily output or throughput, as the case may be.

All references to “tons” are to metric tons.

Unless otherwise noted, references to sales volume are to sales to entities other than us or our divisions and subsidiaries.

- ii -

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

A. Selected Financial Data.

Our selected consolidated statements of income and cash flow data for each of the years ended December 31, 2006, 2007 and 2008 and our selected consolidated balance sheet data as of December 31, 2007 and 2008 are derived from our consolidated financial statements included in Item 17. Financial Statements. Our selected consolidated statements of income and cash flow data for the years ended December 31, 2004 and 2005 and our consolidated balance sheet data as of December 31, 2004, 2005 and 2006 are derived from our consolidated financial statements not included in this Annual Report. Our selected consolidated financial data should be read in conjunction with our consolidated financial statements, and the notes thereto, and Item 5. Operating and Financial Review and Prospects. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Selected Consolidated Financial Data

(in thousands, except per share and per ADS data)

	Years Ended December 31,
	2004 (RMB)	2005 (RMB)	2006 (RMB)	2007 (RMB)	2008 (RMB)
STATEMENTS OF INCOME DATA
Net sales:
Synthetic fibers	4,751,773	4,763,993	4,711,667	4,328,742	3,662,023
Resins and plastics	12,085,967	13,958,329	15,753,304	15,878,803	14,850,284
Intermediate petrochemicals	5,896,580	6,555,953	6,775,721	9,372,658	10,271,840
Petroleum products	13,101,919	17,954,954	19,387,666	21,036,581	27,552,859
All others	2,827,820	1,956,985	3,289,765	3,637,905	2,992,765
Income/(loss) from operations	5,025,152	2,527,960	552,907	892,656	(7,817,264)
Earnings/(loss) before income tax	4,696,229	2,287,594	964,200	2,151,352	(8,014,438)
Net income/(loss) attributable to equity shareholders of the Company	3,971,103	1,850,449	844,407	1,634,080	(6,238,444)
Net income attributable to minority interests	88,065	70,845	66,555	49,056	36,717
Basic earnings/(loss) per share(a)	0.55	0.26	0.12	0.23	(0.87)
Basic earnings/(loss) per ADS(a)	55.15	25.70	11.73	22.70	(86.65)

(a)	The calculation of earnings per share is based on the weighted average number of shares outstanding during the year of 7,200,000,000 in each of 2008, 2007, 2006, 2005 and 2004, respectively. Earnings per ADS are calculated on the basis that one ADS is equivalent to 100 shares.

	Years Ended December 31,
	2004 (RMB)	2005 (RMB)	2006 (RMB)	2007 (RMB)	2008 (RMB)
CASH FLOW DATA
Net cash flow generated from/(used in) operating activities	4,589,711	3,943,578	1,696,615	1,441,998	(3,986,490)
Capital expenditures	2,205,957	1,142,927	2,008,779	2,134,123	1,511,072
Net proceeds from issuance of corporate bonds	—	—	2,977,800	—	—
Proceeds from loans	5,214,936	9,836,199	13,939,126	17,605,887	32,528,758
Repayment of loans	6,981,696	11,393,941	15,910,127	16,166,938	27,377,610

	Years Ended December 31,
	2004 (RMB)	2005 (RMB)	2006 (RMB)	2007 (RMB)	2008 (RMB)
BALANCE SHEET DATA
Current assets	8,615,910	7,507,554	7,563,106	8,936,764	6,511,351
Property, plant and equipment, net	15,206,325	14,651,167	13,359,862	14,977,237	13,272,899
Total assets	28,276,601	26,810,371	27,406,060	29,853,050	27,533,027
Short term debt(a)	5,000,305	3,926,742	4,270,337	4,091,969	9,372,725
Current liabilities	7,434,814	6,132,637	7,030,050	8,261,732	13,342,720
Long term debt (excluding current portion)	2,014,614	1,477,261	1,063,654	639,289	429,021
Total equity attributable to equity shareholders of the Company	18,416,989	18,829,987	18,976,343	20,648,038	13,496,933

(a)	Including corporate bonds and current portion of long term debt.

Dividends

The following table sets forth certain information concerning the dividends since January 1, 1994:

Dividend Period	Dividend per Share
January 1, 1994-June 30, 1994	RMB0.04 (US$0.0059)
July 1, 1994-December 31, 1994	RMB0.085 (US$0.0125)
January 1, 1995-June 30, 1995	RMB0.04 (US$0.0059)
July 1, 1995-December 31, 1995	RMB0.09 (US$0.0132)
January 1, 1996-June 30, 1996	RMB0.04 (US$0.0059)
July 1, 1996-December 31, 1996	RMB0.08 (US$0.0117)
January 1, 1997-December 31, 1997	RMB0.06 (US$0.0088)
January 1, 1998-December 31, 1998	RMB0.03 (US$0.0044)
January 1, 1999-December 31, 1999	RMB0.05 (US$0.0073)
January 1, 2000-December 31, 2000	RMB0.06 (US$0.0088)
January 1, 2001-December 31, 2001	No dividend
January 1, 2002-December 31, 2002	RMB0.05 (US$0.0073)
January 1, 2003-December 31, 2003	RMB0.08 (US$0.0117)
January 1, 2004-December 31, 2004	RMB0.20 (US$0.0293)
January 1, 2005-December 31, 2005	RMB0.10 (US$0.0147)
January 1, 2006-December 31, 2006	RMB0.04 (US$0.0059)
January 1, 2007-December 31, 2007	RMB0.09 (US$0.0132)
January 1, 2008-December 31, 2008	No dividend

See also Item 8.A. Financial Information – Consolidated Statements and Other Financial Information – Dividend Policy.

Exchange Rates

The Chinese government controls its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. See Item 10.D. Additional Information – Exchange Controls.

The following table sets forth information concerning exchange rates between Renminbi and US dollars for the periods indicated:

	Noon Buying Rates (RMB/US$)
Period	Period End	Average(1)	High	Low
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1828	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7899
November 2008	6.8254	6.8281	6.8373	6.8220
December 2008	6.8225	6.8539	6.8842	6.8225
January 2009	6.8392	6.8360	6.8403	6.8225
February 2009	6.8395	6.8363	6.8470	6.8241
March 2009	6.8329	6.8360	6.8438	6.8240
April 2009	6.8180	6.8304	6.8347	6.8180

Source: The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Note:    (1) Determined by averaging the rates on the last business day of each month during the respective period.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

The current global financial crisis may have further material adverse effects on our financial condition and operating results.

The current global financial crisis has resulted in reduced demand and decreased prices for the petrochemical industry. Although China continued to experience steady and relatively fast growth in 2008, the momentum of its economic growth has weakened, with a substantial adverse impact on China’s petrochemical industry. Beginning in the second half of 2008 in particular, production growth in China’s petrochemical industry slowed significantly, market demand weakened, product prices fell sharply and corporate profitability decreased substantially. Our operating and financial performance in 2008 also suffered as a result. A sustained economic downturn may have further material adverse effects on our financial condition and operating results. Moreover, measures taken by the Chinese government, such as restrictions on workforce reduction, may limit our ability to adjust to a changing market environment and have an adverse impact on our financial performance.

Our operations may be adversely affected by the cyclical nature of the petroleum and petrochemical market and by the volatility of prices of crude oil and petrochemical products.

Most of our revenues are attributable to petrochemical products, which have historically been cyclical and sensitive to the availability and price of raw materials and general economic conditions. Markets for many of our products are sensitive to changes in industry capacity and output levels, cyclical changes in regional and global economic conditions, the price and availability of substitute products and changes in consumer demand, which from time to time have had a significant impact on product prices in the regional and global markets. Historically, the markets for these products have experienced alternating periods of tight supply, causing prices and margins to increase, followed by periods of capacity additions, finally resulting in oversupply and declining prices and margins. As tariffs and other import restrictions are reduced and the control of product pricing is relaxed in China, the markets for many of our products have become increasingly subject to the cyclicality of regional and global markets. For example, in 2008, abrupt changes occurred in the domestic demand for petrochemical products. In the first half of the year, the prices of petrochemical products continued to rise in conjunction with substantial rises in international oil prices. However, in the second half, there was a fall in both sales volume and prices of petrochemical products triggered by the global economic downturn. The sales volume and prices of our petrochemical products also declined, and may remain at the current levels for a sustained period of time, or even decline further from such levels.

Historically, international prices of crude oil have fluctuated widely due to many factors beyond our control. For example, international crude oil prices increased significantly in the first half of 2008 but decreased significantly in the second half. After hitting successive record highs, crude oil prices began to fall rapidly, and hit a new, 3-year record low in December 2008. We expect that the volatility and uncertainty of the prices of crude oil and petrochemical products will continue. Increasing crude oil prices and declines in prices of petrochemical products may adversely affect our business and results of operations and financial condition.

Some of our major products are subject to government price controls, and we are not able to pass on all cost increases from rising crude oil prices through higher product prices.

We consume large amounts of crude oil to manufacture our products. We attempt to mitigate the effect of increased costs due to rising crude oil prices. However, our ability to pass on these increased costs to our customers is dependent on market conditions and government regulations, particularly government regulation with respect to the price of certain of our fuel products. In particular, gasoline, diesel and jet fuel, and liquefied petroleum gas are subject to government price controls. In 2006, 2007 and 2008, approximately 53.96%, 54.06% and 43.52% of our net sales were from such products subject to price control. Although we do receive subsidies from the Chinese government to, among other things, cover part of our losses resulting from such price controls, the amount of such subsidies vary substantially from year to year or even quarter to quarter and is difficult to predict. Although the Chinese government has adopted a new pricing mechanism for domestic refined oil products that indirectly links the prices of these products to international crude oil prices (see “—Item 4. Information on the Company – B. Business Overview – Product Pricing”), such pricing mechanism is still nontransparent. Moreover, the Chinese government controls the distribution of many petroleum products in China. For instance, some of our petroleum products are required to be sold to designated distributors (such as the subsidiaries of China Petroleum & Chemical Corporation). Because we cannot freely sell our fuel products to take advantage of opportunities for higher prices and because the formula for the new pricing mechanism set by the Chinese government is not transparent, in periods of high crude oil prices, we may not be able to fully cover increases in crude oil prices by increases in the sale prices of our products, which has had and will continue to have a material adverse effect on our financial condition, results of operations and cash flows.

Our development plans have significant capital expenditure and financing requirements, which are subject to a number of risks and uncertainties.

The petrochemical business is a capital intensive business. Our ability to maintain and increase our revenues, net income and cash flows depends upon continued capital spending. Our current business strategy contemplates capital expenditures for 2009 of approximately RMB2.2 billion (US$332 million), which will be provided through financing activities and use of our own capital. Our actual capital expenditures may vary significantly from these planned amounts due to our ability to generate sufficient cash flows from operations, investments and other factors that may be beyond our control. In addition, there can be no assurance as to whether, or at what cost, our capital projects will be completed or the success of these projects if completed.

As of March 31, 2009, we had aggregate outstanding indebtedness of approximately RMB8,558 billion (US$1,254.38million). China Petroleum & Chemical Corporation (“Sinopec Corp”), our controlling shareholder, did not provide any guarantee or credit support for our debt for the year ended December 31, 2008 and for the three-month period ended March 31, 2009.

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

We could face increased competition.

Our principal market, Eastern China, which is comprised of Shanghai, Jiangsu, Zhejiang, Anhui and Jiangxi, has enjoyed stronger economic growth and a higher demand for petrochemical products than other regions of China. As a result, we believe that competitors will try to expand their sales and build up their distribution networks in our principal market. In particular, from 2008 to 2010, we expect that China’s petrochemical market will reach a peak in newly built on stream capacity. The commencement of production by new plants will create a capacity surplus and result in a structural oversupply in the petrochemical market in general. We believe this will have a substantial adverse impact on the production and sale of our major products. Moreover, Chinese private enterprises have gradually overcome technological and funding barriers to extend their business from the downstream processing sector to the upstream petrochemical field. These enterprises have advantages in many areas such as flexibility in operation costs, preferential policy treatment and regional presence, and may use these advantages to compete with us in markets for our products.

Related party transactions; non-competition; conflicts of interests.

We have engaged from time to time and will continue to engage in a variety of transactions with Sinopec Corp and China Petrochemical Corporation, the controlling shareholder of Sinopec Corp, and their various subsidiaries or affiliates who provide a number of services to us, including the supply of raw materials, product distribution and sales agency, project design and installment service. Our transactions with these companies are governed by a Mutual Product Supply and Sales Services Framework Agreement with Sinopec Corp and a Comprehensive Services Framework Agreement with Sinopec Group, the terms of which were negotiated on an arm’s length basis, see Item 7. B. Related Party Transactions – Intercompany Service Agreement and Business-related Dealings. Our business and results of operations could be adversely affected if Sinopec Corp refuses to engage in such transactions or if it seeks to amend the contracts between the parties in a way adverse to us. In addition, Sinopec Corp has interests in businesses which compete or are likely to compete, either directly or indirectly, with our businesses. Because Sinopec Corp is our controlling shareholder and its interests may conflict with our own interests, Sinopec Corp may take actions that favor itself over our interests.

We are controlled by Sinopec Corp, whose interests may not be aligned with yours.

As of May 1, 2009, Sinopec Corp owned 55.56% of our shares. Accordingly, it has voting and management control over us, and its interests may be different from your interests and the interests of our other shareholders. Subject to our Articles of Association and applicable laws and regulations, Sinopec Corp will be in a position to cause us to declare dividends, determine the outcome of corporate actions requiring shareholder approval or effect corporate transactions without the approval of the holders of the H shares and ADSs. Any such increase in our dividend payout would reduce funds available for reinvestment in our business and any such actions or transactions could adversely affect us or our minority shareholders. Additionally, Sinopec Corp may experience changes in its own business strategy and policies. Although we are not currently aware of any specific changes, they could, in turn, lead Sinopec Corp to change its policies or practices toward us in ways that we cannot predict, with corresponding unpredictable consequences for our business.

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

Our production operations produce substantial amounts of waste materials. In addition, our production and operations require permits that are subject to renewal, modification and revocation. At present, we believe that our operations substantially comply with all applicable Chinese environmental laws and regulations as they have been previously interpreted and enforced. The Chinese government, however, has moved, and may move further, toward more rigorous enforcement of applicable laws, and toward the adoption of more stringent environmental standards. Chinese national or local authorities may also impose additional regulations or apply more rigorous enforcement of such regulations which would require additional expenditures on environmental matters.

Our business may be limited or adversely affected by government regulations.

The central and local Chinese governments continue to exercise a certain degree of control over the petrochemical industry in China by, among other things:

•	mandating distribution channels for our fuel products;

•	setting the allocations and pricing of certain resources, products and services;

•	assessing taxes and fees payable;

•	setting import and export quotas and procedures; and

•	setting safety, environmental and quality standards.

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

China joined the WTO on December 11, 2001. As part of its membership, China has committed to eliminate some tariff and non-tariff barriers to foreign competition in the domestic petrochemical industry that benefited us in the past. In particular, China:

•	has reduced tariffs on imported petrochemicals products that compete with ours from 5% to 17% to 0% to 14%;

•	increased levels of permitted foreign investment in the domestic petrochemicals industry, allowing foreign investors to own 100% of a domestic petrochemicals company from December 11, 2004;

•	has gradually relaxed restrictions on the import of crude oil by non-state owned companies;

•	has granted foreign-owned companies the right to import petrochemical products; and

•	has permitted foreign-owned companies to distribute and market fuel products in both retail and wholesale markets in China.

As a result of these measures, we face increased competition from foreign companies and imports. As a result of the impact of the global economic downturn, the global market for petrochemical products has contracted considerably and many overseas petrochemical companies, in particular those from neighboring areas, such as Japan, South Korea and the Middle East, have switched their focus to sales in China, which we believe, will further intensify competition in the Chinese domestic petrochemical market. In addition, tariff reductions could reduce our profit margins or otherwise negatively impact our revenue from certain products, including a small number of significant products. The PRC government may also reduce the tariffs imposed on production equipment that we may import in the future.

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

The value of the Renminbi against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. Historically, the People’s Bank of China has set the conversion of Renminbi into foreign currencies, including US dollars. On July 21, 2005, the PRC government significantly changed its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of certain foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar has fluctuated daily, but overall has appreciated against the US dollar. In addition, the PRC government continues to receive significant international pressure to further liberalize its exchange rate policy and as a result may further change its currency policy.

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

In June 2007, the State Administration of Taxation issued a notice requesting local tax authorities to immediately cease the implementation of certain preferential tax treatment which was granted to nine joint stock enterprises approved by the State Council in 1993 to offer shares on the Hong Kong Stock Exchange on the basis that such treatment had expired. The notice further required that any difference in the past financial years between the enterprise income tax calculated based on the preferential tax rates that had expired and that calculated based on the applicable regular tax rates must be subject to the PRC Law on Tax Collection and Management.

We are one of the nine joint stock enterprises and had enjoyed a preferential enterprise income tax rate of 15%. In August 2007, we were notified by the Shanghai Municipal Office of the State Administration of Taxation that from 2007, our income tax rate would be adjusted from the original 15% to 33% with effect from 2007. We cannot guarantee that the relevant tax authorities will not request payment of the difference in the income taxes for the previous years. No provision has been made in the financial statements for this uncertainty because we believe it is not possible to reliably estimate the amount of the obligation, if any, which might exist. With the implementation of the “Enterprise Income Tax Law of the PRC”, effective January 1, 2008, our income tax rate has become 25%. In addition, our historical operating results may not be indicative of our operating results for future periods as a result of the expiration of the 15% tax rate of the Company.

The rejection of the proposed share reforms required of companies listed on the Shanghai Stock Exchange may adversely affect our market image and our ability to effectuate future transactions such as public offerings on the Shanghai Stock Exchange.

Pursuant to regulations issued by the China Securities Regulatory Commission (the “CSRC”), we were required to gain shareholder approval for and implement certain share reforms in 2006. Under the share reform plans proposed by holders of our non-circulating A Shares in 2006 and 2007, respectively, all non-circulating A Shares would be converted into circulating A Shares and may be sold publicly on the Shanghai Stock Exchange subject to any applicable lock-up period under the condition that holders of our non-circulating A Shares transfer a portion of their A Shares to holders of our circulating A Shares. However, holders of our circulating A Shares rejected both share reform plans. No specific new proposals have yet been presented to implement the required share reforms. We are uncertain as to when such share reforms will be completed. On January 8, 2007, the Shanghai Stock Exchange began to impose stricter regulations on its listed companies that are required but unable to complete the share reforms, including stricter trading information disclosure requirements and greater restrictions on their ability to effectuate future public offerings. Since March 26, 2007, the Shanghai Stock Exchange has required us to make periodically public announcements regarding the status of our share reforms. In addition, the CSRC is expected to more strictly scrutinize any securities-related applications by publicly listed PRC companies that are required to but have failed to complete such share reforms, their major shareholders and ultimate beneficial owners. The rejection of the proposed share reforms by the holders our circulating A Shares may adversely affect our market image and our ability to effectuate future transactions such as public offerings on the Shanghai Stock Exchange. The possibility that the CSRC and the Shanghai Stock Exchange will impose more restrictions cannot be eliminated.

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

We may be classified as a passive foreign investment company (“PFIC”) by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, U.S. investors who owned our ADSs during any taxable year in which we were a PFIC generally are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances. The same adverse U.S. federal income tax consequences will apply to U.S. investors who acquire our ADSs during the current taxable year or any subsequent taxable year if we are treated as a PFIC for that taxable year.

The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets, from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes for a taxable year if either (a) 75% or more of our gross income for such taxable year is passive income, or (b) 50% or more of the average percentage of our assets during such taxable year either produce passive income or are held for the production of passive income. For such purposes, if we directly or indirectly own 25% or more of the shares of another corporation, we generally will be treated as if we (a) held directly a proportionate share of the other corporation’s assets, and (b) received directly a proportionate share of the other corporation’s income.

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

Over the past thirty-six years, the Company built up an infrastructure system to support its production needs. The Company has its own facilities to supply water, electricity, steam and other utilities and to treat waste water, as well as ocean and inland waterway wharfs and railroad and road transportation facilities.

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

B. Business Overview

We are one of the largest petrochemical companies in China based on 2008 net sales and ethylene production. Our highly integrated petrochemical complex processes crude oil into a broad range of products in four major product areas:

•	synthetic fibers,

•	resins and plastics,

•	intermediate petrochemicals, and

•	petroleum products.

Based on 2008 sales volumes, we are a leading Chinese producer of synthetic fibers and resins and plastic products. We believe that we are also a leading competitor in sales of petroleum products and intermediate petrochemicals in our regional markets.

Our net sales by product category, as a percentage of total net sales in each of 2008, 2007 and 2006 are summarized as follows:

Net Sales of RMB59,330 million (US$8,696 million) in 2008

Synthetic fibers	6.17%
Resins and plastics	25.03%
Intermediate petrochemicals	17.31%
Petroleum products	46.44%
All others	5.05%
Total	100.00%

Net Sales of RMB54,255 million (US$7,952.36 million) in 2007

Synthetic fibers	7.98%
Resins and plastics	29.27%
Intermediate petrochemicals	17.28%
Petroleum products	38.77%
All others	6.70%
Total	100.00%

Net Sales of RMB49,918 million (US$7,316.67 million) in 2006

Synthetic fibers	9.44%
Resins and plastics	31.56%
Intermediate petrochemicals	13.57%
Petroleum products	38.84%
All others	6.59%
Total	100.00%

We derive a substantial portion of our revenues from customers in Eastern China (principally Shanghai and its six neighboring provinces), an area that has experienced economic growth above the national average in recent years. We believe that we are well- positioned to take advantage of opportunities which may arise through the growth of the Chinese economy generally and in this area in particular. Shown by geographic region and exports, our net sales by product category as a percentage of total net sales for each of 2008, 2007 and 2006 are as follows:

2008 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	80.84	17.12	2.04
Resins and plastics	86.06	13.94	0
Intermediate petrochemicals	84.88	13.79	1.33
Petroleum products	99.55	0.45	0
Total net sales	92.32	7.30	0.38

2007 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	79.94	19.32	0.74
Resins and plastics	87.30	12.70	0.00
Intermediate petrochemicals	89.12	9.86	1.02
Petroleum products	98.68	1.32	0.00
Total net sales	92.00	7.64	0.36

2006 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	78.89	19.36	1.75
Resins and plastics	86.26	13.73	0.01
Intermediate petrochemicals	92.02	7.13	0.85
Petroleum products	99.65	0.35	0.00
Total net sales	92.70	6.83	0.47

Business Strategy

In 2009, we will strive to cope with challenging conditions such as a decreased demand in the petrochemical market, a drop in product prices and intensifying market competition. We will implement initiatives to enhance our competitiveness in order to return to profitability.

For example, we will continue to work on constructing our structural adjustment projects and on technological advancement so as to enhance our competitiveness. We will strive to complete work on the comprehensive natural gas utilization renovation project to try to satisfy our planned requirements for receiving natural gas by September 2009. We will also continue to research and develop operative technology, application of new technology, products with high added-value, and increase the development of new plastic and chemical fiber products.

We will further reinforce internal control and management, improve business operation flows and enhance management efficiency. For example, we will continue to reinforce comprehensive budget controls; reduce non-production expenses; adjust our mix of inventories; and strive to lower relevant procurement, processing, and inventory financing costs for crude oil and other raw materials.

We will advance various training programs and further reinforce staff team building. For example, we will integrate corporate management resources, advance the centralized and specialized management of business operations such as quality control and assurance and analytical testing, and integrate auxiliary businesses with external investment businesses. We will further reinforce staff team building by extensively conducting cross-position, cross-department and cross-profession exchanges to increase the vitality of the staff. We will continue to enhance the training of professional technicians in the know-how and the skills needed to improve their vocational abilities.

We will reinforce management abilities to ensure safe, stable and efficient production operations. To do so, we will continue to improve our emergency response mechanism for environmental protection and strengthen the supervision and management of safety to prevent serious accidents or occupational diseases and hazards. We will also take measures to prevent corrosion and intensify the monitoring and routine maintenance of equipment and facilities.

We will also work on energy conservation in accordance with the relevant requirements of the Chinese government. For example, we will continue to improve the balance and optimization of our steam system, reducing the discharge of low-pressure steam. We will continue to improve the flare gas recovery project, enabling the recovery and utilization of flare gas and low added-value fuel to the maximum extent through use of our recovery system. We will continue to proceed with additional water conservation, emissions reduction and waste water recovery in oil refining and petrochemical production by further reducing the volume of water consumed by our projects. We will also proceed with a centralized supply of pure water to lower relevant costs.

Principal Products

We produce four principal types of products with different specifications, including synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. We use many of the important petroleum products and intermediate petrochemicals we produce in producing our own downstream products. The following table shows our 2008 net sales by major product as a percentage of total net sales together with the typical uses of these products.

Product	% of net sales	Typical Use
SYNTHETIC FIBERS
Polyester staple fiber	1.02	Textiles and apparel
Acrylic staple fiber	3.98	Woven into fabrics or blended with other material fabrics to make fabric or acrylic top
Acrylic top	0.62	High bulk hand knitting yarn, blankets and fabrics
Others	0.55

Sub-total	6.17

RESINS AND PLASTICS
Polyester chips	6.27	Polyester fibers, films and containers
PE pellets	10.06	Films, ground sheeting, wire and cable compound and other injection molding products such as housewares and toys
PP pellets	7.42	Extruded films or sheets, injection molded products such as housewares, toys and household electric appliance and automobile parts
PVA	0.91	PVA fibers, building coating materials and textile starch
Others	0.37

Sub-total	25.03

INTERMEDIATE PETROCHEMICALS
Ethylene	1.18	Feedstock for Polyethylene, EG, PVC and other intermediate petrochemicals which can be further processed into resins and plastics and synthetic fiber.
Ethylene oxide	2.61	Intermediate for chemical and pharmaceutical industry, dyes, detergents and auxiliary agents
Benzene	2.70	Intermediate petrochemical products, styrene, plastics, explosives, dyes, detergents, epoxies and nylon
Butadiene	2.66	Synthetic rubber and plastics
Ethylene glycol	3.01	Fine chemicals
Others	5.15

Sub-total	17.31

PETROLEUM PRODUCTS
Gasoline	6.83	Transportation fuels
Diesel	27.37	Agricultural fuels
Jet Fuel	6.05	Transportation fuels
Others	6.19

Sub-total	46.44
All others	5.05

Total	100.00

Production Processes

The key sectors in our vertically integrated production facilities are the ethylene units which produce ethylene and propylene, and our aromatics plants which principally produce paraxylene (“PX”) and benzene. Ethylene is the major raw material in the production of polyethylene (“PE”) and monoethylene glycol (“MEG”) which, together with pure terephthalic acid (“PTA”), is used to manufacture polyester. Propylene is the major raw material in the production of acrylonitrile and polypropylene (“PP”). These products are produced through the processing of a series of petrochemical units from crude oil. Our production processes are shown in the flow chart below.

Acetaldehyde
Acetaldehyde Unit Intermediate Step
Intermediate Step
Acetic Acid
Ethyl Acetic (Stop Production)
Kerosene
Jet Fuel
LOPE Resoms
LOPE
Polyethylene Unit Polymerization
Film Unit (Transform)
Polyethylene Film
Ethylene
Poluvinyl Alcohol Unit Intermediate Step
PVA
VAC
Naphtha
MEG
Acrylic Processing Nit
Acrylic Top
EO/EG Unit
EO.DEG
AGO
Acrylic Fiber Unit
Acrylic Fiber
Crude Oil
Distillation
Ethylene Units
Intermediate Step Acrylonitrile Unit
Acrylonitrile
Propylene
polypropylene Unit Polymerization
PP
PP Fiber Unit
PP Fiber (Stop Production)
C-4 Fraction
Extraction
Butadiene
Polyester Chips
Cracking Oil
Polyester Unit
VGO
Hydrocrachking
Naphtha
Aromatics Units
Paraxylene
PTA Unit
PTA
Residual Oil
Jet Fuel & LPG
Benzene
Polyester Chips/ Polyester Meit
Filament
Industrial Long Fiber
Terylene Long Fiber
Staple Fiver Spinning Unit
Polyester Fiber
Gasoline & Diesel Oil
Catalytic Propylene
Acrylonitrile Unit
Residual Oil Integrated Unit
LPG
Asphalt
Fuel Oil
Extract C4
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

Resins and Plastics and Synthetic Fibers

We process our intermediate petrochemical products into five kinds of synthetic fiber raw materials: (1) polyester, (2) acrylonitrile, (3) PP, (4) PE and (5) PVA. Each of these five products has its own production line or lines. We further process polyester and acrylonitrile into various types of synthetic fibers.

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

Raw Materials

Crude Oil

Crude oil is our primary raw material and the most significant raw material we purchase from outside sources. In 2008, crude oil accounted for approximately 71.47% of our total cost of sales. Accordingly, the supply and price of crude oil are key factors in determining our profitability.

Allocation and Transportation – The Chinese government exercises centralized management and control of the distribution of all crude oil, whether from domestic or foreign sources, and major petroleum products within China. Under this system, all our crude oil must be allocated by Sinopec Corp. During 2008, we did not experience any significant problems in obtaining sufficient crude oil to meet our production needs.

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

We have received confirmation from Sinopec Corp that we will receive an allocation of 0.78 million tons of domestic offshore crude oil and 8.22 million tons of foreign crude oil in 2009. Sinopec Corp has further confirmed that, subject to China’s national crude oil policy, it will continue to allocate sufficient quantities and appropriate kinds of crude oil to us, including domestic offshore and foreign crude oil, for our anticipated annual needs. We anticipate fully utilizing our 2009 allocation of crude oil. We believe that the mix of crude oil feedstocks currently available is satisfactory for our 2009 production capacity and targets. Additionally, as part of China’s commitment at its accession into WTO, certain non-state-owned enterprises have been granted an increasing quota to import crude oil. Although we do not expect to obtain crude oil through this channel in the foreseeable future due to the current crude oil allocation system, this may provide us with an alternative source of crude oil supply.

Crude Oil Mix – Our refining equipment is designed to process certain grades of crude oil. Therefore, the origin and quality of the crude oil available can be important to our business. We believe, as we are significantly increasing usage of foreign crude oil, we will continue to be able to obtain such foreign crude oil that is compatible with our refining equipment. The overall mix of foreign versus domestic crude oil we process in 2009 will depend on a variety of factors, including the amount of future allocations of domestic offshore crude oil and the availability, price, quality, processing profitability and compatibility with our refining capabilities of foreign crude oil. Provided there are no significant modifications to the existing crude oil allocation policy, we believe that sufficient supplies of crude oil will be available on the domestic or international markets for our 2009 production capacity and goals.

In 2008, our crude oil was sourced as follows:

Domestic offshore crude oil	5.41%
Foreign crude oil	94.59%
Total:	100.00%

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

Foreign and domestic offshore crude oil is supplied by tanker and pipeline to our oil terminal wharf and oil storage tank. See Item 4.D. Property, Plants and Equipment -Wharfs.

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

Pricing – The price of domestic offshore crude oil is controlled by China National Offshore Oil Corporation (“CNOOC”) and Sinopec Group based on government pricing policies and by reference to the price of the crude oil of the same quality in the international market, while imported crude oil is generally allocated to us at prevailing international market prices. The average cost of foreign and domestic offshore crude oil in 2008 was RMB5,340 (US$782) per ton and RMB4,669 (US$684.35) per ton, respectively. In 2008, we processed 8.739 million tons of foreign crude oil and 499,300 tons of domestic offshore crude oil.

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

Sinopec Corp will allocate crude oil to us in sources selected and quantities confirmed by the Company at market prices. On this basis, we believe that changes in crude oil prices should not have a material effect on our competitiveness with other domestic producers. Nevertheless, any increase in the price of crude oil could have an adverse impact on our profitability to the extent that we are unable to pass cost increases on to our customers.

Coal

Most of the coal used for electricity generation is purchased through a unified system of procurement by Sinopec Corp, and the rest is purchased directly by us from mines. Coal is transported by rail from the mines to Qinhuangdao port and shipped by barge to Jinshanwei where it is delivered to the plant via a wharf and conveyer system. Our cost of coal is primarily dependent on transportation charges. Although coal may be purchased from alternative sources, railroad transportation must be obtained by allocation from the Chinese government on a monthly basis.

We expect that our total requirement for coal to generate electricity in 2009 will be approximately 2.12 million tons. In 2008, we consumed approximately 2.12 million tons of coal, an increase from 2007 of approximately 0.278 million tons.

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

We purchase some ancillary raw materials from outside sources. These raw materials include methanol, ammonia, sodium hydroxide, sulfur, acetone, acrylonitrile, PTA, propylene and a variety of catalytic agents. In 2008, the total cost of these materials accounted for approximately 14.56% of our total cost of sales. We do not expect any difficulties in obtaining a supply of any of these ancillary raw materials in amounts sufficient to meet our needs in the foreseeable future.

Sales and Marketing

Distribution

The distribution of our fuel products is subject to government regulations. We are required to sell certain refined products to the subsidiaries of Sinopec Group or customers designated by Sinopec Group. Since the second half of 2005, Sinopec Group has executed reforms to its system of selling petrochemical products and implemented what it refers to as a “Five Consolidations” strategy featuring “consolidated marketing strategy, consolidated promotion, consolidated logistics optimization, consolidated sales and consolidated branding”. As a result, the sales of our major petrochemical products are now conducted in a consolidated manner by sales agents designated by Sinopec Group. However, we have the autonomy to decide on the distribution method of our other products in accordance with market conditions. The products we sold in 2008 that were subject to planned distribution by Sinopec Group, sales by agents and sales based on our own discretion accounted for 57.26%, 31.13% and11.61%, respectively, of the total products we sold.

We generally sell our products to larger trading companies and industrial users with whom we have long-standing relationships, including Sinopec Group or customers designated by Sinopec Group. We believe that the transition to sales of major petrochemical products by agents designated by Sinopec Group will increase our distribution efficiency by allowing us to benefit from Sinopec Group’s extensive and highly specialized sales network. It will also allow us to focus more of our resources on reducing production costs and enhancing our technical support.

We use long-term contracts to sell most of our products. We did not experience significant write-offs or defaults on our accounts receivable or other trade accounts in 2008. Though affected by the global economic downturn, in general we managed to keep a stable link between production and sales in 2008.

Product breakdown

Synthetic Fibers – In 2008, 7.22% of our synthetic fiber products were purchased by provincial and municipal government trading companies that act as intermediaries between us and end-users. No single customer accounted for more than 12.30% of our sales of synthetic fibers in 2008.

Resins and Plastics – In 2008, approximately 5.15% of our resins and plastics sales were to provincial and municipal government trading companies and approximately 57.88% were sold to industrial users. No single customer accounted for more than 3.38% of our sales of resins and plastics in 2008.

Intermediate Petrochemicals – We sell a variety of intermediate petrochemical products, none of which were sold in substantial quantities.

Shanghai Chlor-Alkali Chemical Co. Ltd. (“Chlor-Alkali”) is the principal outside consumer of our ethylene. In 2008, we sold 76,600 tons of ethylene, representing 8.65% of our total 2008 production of such product, to Chlor-Alkali at prices mutually agreed upon by both parties. We have no plan to sell ethylene to Chlor-Alkali in 2009.

Petroleum Products – In 2008, our primary gasoline and diesel customer was Sinopec Sales Company Eastern China Branch Company. We sold residual oil directly to industrial end-users for use as industrial fuel and as feedstock to produce light petroleum products.

Product Pricing

Most of our products other than petroleum products are permitted to be sold at market prices. However, four types of petroleum products (gasoline, diesel and jet fuel, and liquefied petroleum gas) that we sell are subject to varying degrees of government pricing control and are, accordingly, sold at prices set by the Chinese government, which are often below our costs. In 2006, 2007 and 2008, approximately 53.96%, 54.06% and 43.52% of our net sales were from products subject to price controls. Price controls may apply to these products in various ways. Such pricing controls are sometimes applied exclusively to our products, exclusively to our competitors’ products or sometimes applied to neither our products nor our competitors’ products. The Chinese government plans to change the pricing mechanism for domestic refined oil to be indirectly aligned with international crude oil prices in a controlled manner through use of certain formula(s). However the pricing mechanism used in these formula(s) is not transparent.

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

Competition

We compete principally in the Chinese domestic market where 99.85% of our products were sold in 2008. In addition, the limited transportation infrastructure in China and the difficulties involved in transporting petrochemical products force companies to compete primarily on a regional basis. In 2008, 92.32% of our net sales were made to customers in Eastern China.

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

The Domestic Competitive Environment

Prior to 1993, because distribution and pricing of our products were determined in accordance with the State Plan, we did not operate in a competitive environment. With the liberalization of control over pricing and product allocation by the Chinese government, competition in the domestic market has been gradually increasing. At the same time, Chinese private enterprises have gradually overcome technological and funding barriers to extend their business from the downstream processing sector to the upstream petrochemical field. These enterprises have advantages in many areas such as flexibility in operation costs, preferential policy treatment and regional presence, and may use these advantages to compete with us in markets for our products.

Foreign Competition and the World Trade Organization

China joined the WTO on December 11, 2001. As part of its membership commitments, China agreed to eliminate certain tariff and non-tariff barriers to foreign competition in the domestic petrochemical industry that benefited us in the past. In particular, China has reduced tariffs on imported petrochemicals products that compete with ours from between 5% to 17% to between 0% to 14% with further reductions planned until they reach a range of between 0% and 6.5% . In accordance with its WTO commitments, China has made the following changes:

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

In addition to tariff reductions, China is liberalizing the import of crude oil and the distribution of processed oil and other petrochemical products. Import and export of crude oil has historically been limited to designated state-owned companies. China agreed to allocate 7.2 million tons of crude oil to non-state owned traders in 2002 and to increase this amount by 15% each year for 10 years, at which time the growth rate will be reviewed by interested WTO member countries. Similarly, several categories of processed oil are also subject to limitation requiring trade through state owned traders. China will allocate 4.0 million tons of processed oils to non-state owned traders and increase this amount by 15% annually for 10 years.

In concurrent commitments, China has agreed that minority foreign-owned enterprises would receive trading rights by December 11, 2002, majority foreign-owned enterprises would receive trading rights by December 11, 2003 and wholly foreign- owned enterprises would receive trading rights by December 11, 2004. These changes could, in the long-term, open up alternative sources of crude oil that are not available to us today. We also expect that they will create additional foreign investment in China’s petrochemical industry and additional competition for us.

Overall, we think that China’s WTO entry will create substantial amounts of new investment and business in China, with a corresponding increase in sales opportunities for us. Although we are confident that we may be able to capture additional sales, the net effect of China’s accession to the WTO on our business and results of operations remains to be seen.

Faced with the declining demand for petrochemical products as a result of the global economic downturn, many overseas petrochemical companies, in particular those from neighboring areas, such as Japan, South Korea and the Middle East, have switched their focus to sales in China, which we believe, will further intensify competition in the Chinese domestic petrochemical market.

Our Competitive Position

In the following discussion, internal consumption of resins and intermediate petrochemicals produced by integrated manufacturers in the production of downstream products are treated as sales.

Synthetic Fibers

In 2008, we had an approximate 1.36% share and imports had an approximate 2.34% share of total domestic polyester and acrylic consumption. We attribute the high level of imports to a variety of factors, including a shortage in the domestic supply and the importation of synthetic fibers into special economic zones in China, where tariffs are not imposed on imports processed for re-export.

The following table summarizes the competitive position of our principal synthetic fibers according to domestic sales in 2008.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal domestic competitor’s share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Acrylic	25%	1	Ji Lin Province	23%	19.71%

Sources:	Statistics provided to us by the Sinopec Group and the China National Council of Textiles.

Resins and Plastics

In 2008, we had an approximate 4.63% share and imports had an approximate 24.52% share of total domestic resins and plastics consumption. The following table summarizes the competitive position of our principal resins and plastics products according to domestic sales in 2008.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Polyester chips	4.87%	20	Jiang Su Province	6%	2.55%
PE	4.81%	4	Guang Dong Province	11.9%	40.57%
PP	4.19%	3	Guang Dong Province	6.4%	28.03%

Sources: Statistics provided to us by Sinopec Group.

Intermediate Petrochemicals

In 2008, we were one of the largest sellers of intermediate petrochemicals in China and held an approximate 5.20% share of the total domestic consumption. Imports had an approximate 28.92% share of domestic consumption. Ethylene, benzene and butadiene are our major intermediate petrochemical products. In 2008, we were a major ethylene producer in China. The following table summarizes the competitive position of our principal intermediate petrochemicals according to domestic sales in 2008.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Ethylene glycol	5.94%	1	Jiang Su Province	4%	73.6%

Petroleum Products

In 2008, we had an approximate 2.15% share of the total domestic petroleum products market while imports had an approximate 7.35% share. Although we have one of the largest refining capabilities in China, we use most of our refining capacity to produce feedstock for our own downstream processing of petrochemical products.

The domestic markets for each of our major petroleum products are geographically concentrated because these markets tend to be highly localized with individual producers controlling a large share of the markets in their locality. In 2008, we sold approximately 99.55% of our petroleum products in Eastern China.

Investments

We established Secco, a Sino-foreign equity joint venture, in late 2001 together with BP and Sinopec Corp, primarily to build and operate a 900,000 ton Rated Capacity ethylene petrochemical manufacturing facility. Secco completed construction and commenced its manufacturing operations in 2005. We own 20% of the equity interest of Secco.

In 2008, Secco achieved a total sales revenue of RMB22.851 billion, representing a decrease of 5.65% from its sales revenue of RMB24.219 billion in 2007. Secco’s net loss in 2008 was RMB0.49 billion, as compared to a net profit of RMB2.959 billion in 2007. The average price of the raw materials used by Secco increased by 9.52% in 2008 from that in 2007. To reduce the pressure resulting from the rising price of raw materials, Secco took a series of measures to control its costs, such as adjusting the mix of its production, improving the availability of its production equipment and further reducing its units’ consumption of materials. The net loss in 2008 is mainly attributable to the combined effect of higher cost of raw materials during the first half of 2008 and the decrease in selling prices accompanying the absorption of the cost of the raw materials which had been purchased at higher prices during the second half of 2008.

Environmental Protection

We are subject to national and local environmental protection regulations, which currently impose a graduated schedule of fees for the discharge of waste substances, require the payment of fines for pollution and provide for the forced closure of any facility that fails to comply with orders requiring it to cease or cure certain environmentally damaging practices. We have established environmental protection systems which consist of pollution control facilities to treat certain of our waste materials and to safeguard against accidents. Because of the nature of our business, however, we store and discharge into the environment a significant amount of waste substances. During 2008, we were assessed a total of RMB35.0 million (US$5.1 million) in fees for discharges of waste substances. As of May 1, 2009, we had not been assessed any fines for environmental violations and there were no actions pending or, to our knowledge, threatened which would result in the assessment of such a fine.

We believe our environmental protection facilities and systems are adequate for the existing national and local environmental protection regulations. However, there can be no assurance that Chinese national or local authorities will not impose additional regulations that would require additional expenditures in respect of environmental matters in the future.

Insurance

We currently maintain insurance coverage with Sinopec Group which, as of December 31, 2008, was approximately RMB27.2 billion (US$4.0 billion) on our property and facilities and approximately RMB2.2 billion (US$0.3 billion) on our inventory. Transportation vehicles and products in transit are not insured by Sinopec Group. We maintain insurance policies for these assets with The People’s Insurance Company of China. The Sinopec Group insurance coverage is compulsory and applies to all enterprises controlled by Sinopec Group, pursuant to guidelines of Sinopec Group which may not be legally enforceable against Sinopec Group. Thus, there is doubt under Chinese law as to whether we could enforce insurance claims against Sinopec Group.

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

Overview

Sinopec Corp is an integrated petroleum and petrochemical company with upstream, midstream and downstream operations. Based on trading volume in 2008, Sinopec Corp is one of the largest publicly listed companies in China and one of the largest petroleum and petrochemical companies in both China and Asia. Sinopec Corp is one of the largest refiners, distributors and marketers of gasoline, diesel, jet fuel and most other major refined products in China and Asia with principal markets in the eastern and southern regions of China. Sinopec Corp is also a producer and distributor of petrochemicals in China and additionally explores, develops and produces crude oil and natural gas principally to supply its refining and chemical operations.

Subsidiaries

Details of Sinopec Corp’s principal subsidiaries are given in the table below. Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong respectively, all of the below principal subsidiaries are incorporated in China.

			Percentage of equity
Name of company	Particulars of issued capital	Type of legal entity	held by Sinopec Group	held by Sinopec Group’s subsidiary	Principal activities
	(millions)		(%)	(%)
China Petrochemical International Company Limited	RMB1,663	Limited company	100.00	—	Trading of petrochemical products
Sinopec Sales Company Limited	RMB1,700	Limited company	100.00	—	Marketing and distribution of refined petroleum products
Sinopec Yangzi Petrochemical Company Limited	RMB16,337	Limited company	100.00	—	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Zhongyuan Petroleum Company Limited	RMB875	Limited company	100.00	—	Exploration and production of crude oil and natural gas
Sinopec Shengli Oil Field Dynamic Company Limited	RMB364	Limited company	100.00	—	Exploration and production of crude oil and distribution of petrochemical products
Sinopec Fujian Petrochemical Company Limited	RMB2,253	Limited company	50.00	—	Manufacturing of plastics, intermediate petrochemical products and petroleum products

			Percentage of equity
Name of company	Particulars of issued capital	Type of legal entity	held by Sinopec Group	held by Sinopec Group’s subsidiary	Principal activities
	(millions)		(%)	(%)
Sinopec Shanghai Petrochemical Company Limited	RMB7,200	Limited company	55.56	—	Manufacturing of synthetic fibers, resin and plastics, intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited	HK$104	Limited company	—	72.34	Trading of crude oil and petroleum products
Sinopec Wuhan Petroleum Group	RMB147	Limited company	46.25	—	Marketing and distribution of refined petroleum products
Sinopec Yizheng Chemical Fiber Company Limited	RMB4,000	Limited company	42.00	—	Production and sale of polyester chips and polyester fibers
Sinopec Zhongyuan Petrochemical Company Limited	RMB2,400	Limited company	93.51	—	Manufacturing of chemical products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	RMB830	Limited company	60.00	—	Marketing and distribution of refined petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	RMB800	Limited company	60.00	—	Marketing and distribution of refined petroleum products
Sinopec Qingdao Refining and Chemical Company Limited	RMB800	Limited company	85.00	—	Manufacturing of intermediate petrochemical products and petroleum products
China International United Petroleum and Chemical Company Limited	RMB3,040	Limited company	100.00		Trading of crude oil and petrochemical products
Sinopec Hainan Refining and Chemical Company Limited	RMB3,986	Limited company	75.00		Manufacturing of intermediate petrochemical products and petroleum products
Sinopec (Hong Kong) Limited	HK$5,477	Limited company	100.00	—	Trading of crude oil and petrochemical products
Sinopec Senmei (Fujian) Petroleum Ltd.	RMB1,840	Limited Company	55.00	—	Marketing and distribution of refined petroleum products

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

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for petroleum products and intermediate petrochemicals in 2008:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate (%)
Crude oil distillation units (2)	14,000,000	63.75
Hydrocracker (2)	3,000,000	77.96
Ethylene units (2)	850,000	101.98
Aromatics unit	235,000	84.14
PTA unit	400,000	87.62
EO/EG unit (2)	525,000	102.84
Acrylonitrile unit	130,000	112.58
Acetaldehyde unit	42,000	73.43
Acetic acid unit	45,000	66.37
Cracking and catalyzing	1,000,000	99.46
Delayed Coking (2)	22,000,000	95.91

Our two crude oil distillation units were designed and built in China. In 2008, the actual amount of crude oil we processed was approximately 9.24 million tons. Our hydrocracker uses technology from United Oil Products Corporation of the United States. Our first ethylene unit uses technology from Mitsubishi Petrochemical Corporation of Japan. The second ethylene unit uses technology from ABB Lummus Global Inc. of the United States. The aromatics unit uses technology from Universal Oil Products Corporation of the United States. The PTA unit uses technology from Mitsui Petrochemical Corporation of Japan. The EO/EG unit was constructed using technology from Scientific Design Corporation of the United States.

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for resins and plastics and synthetic fibers in 2008:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate (%)
Polyester units (3)	550,000	99.33
Polyester staple units (2)	154,000	71.51
Polyester filament units (3)	45,000	39.14
Acrylic staple fiber units (4)	191,000	111.08
Acrylic top units (2)	32,000	103.81
PE units (3)	408,000	100.56
PE film blowing facilities (2)	32,000	0.00
PP units (3)	400,000	102.73
PP staple fiber unit	17,000	0.00
Vinyl acetate unit (2)	102,000	116.57

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

Power Facilities

Our electricity requirements are currently supplied by our own 425 megawatt coal-fired power plant and petroleum coke power plant. These power plants are designed to supply power needed by our facilities. We are connected to the East China electricity grid, which provides a back-up source of power in case of a shortfall in our power supply.

Other Facilities

We also have facilities to produce industrial water, steam, hydrogen, oxygen and nitrogen which we use in our production facilities.

Maintenance

We engage in production stoppages for facility maintenance and repairs and implement our routine monthly maintenance and repair plans according to the needs of our production facilities, our requirements for product quality, and our commitment to security and environmental protection, The technicians in our facility management department have responsibility for the daily management of maintenance and repair work. We also outsource facility maintenance and repair projects to qualified contractors.

Transportation-Related Fixtures

Crude oil, our principal raw material, is transported by pipeline and oil tanker to a crude oil terminal wharf and storage tanks. Our products leave the factory by water, rail, road and pipeline. In 2008, approximately 65.96% of our products by sales volume were collected by customers from our premises, and we delivered the balance. Our major ethylene customer is supplied via a pipeline. Some of the products collected by customers were also transported using our facilities.

Wharfs

We own two chemical wharfs at Jinshan with four berths of 3,000, 5,000, 10,000 and 25,000 tons. We also own a connecting pipeline capable of loading up to approximately 1.4 million tons of chemical products annually onto ocean-going barges and ships. In 2008, products representing 23.04% of total sales volume were shipped from the wharf. We also have a facility to load ships and barges which use the region’s inland waterways. In 2008, products representing 11.78% of total sales volume were shipped from these facilities. We believe that we have a competitive advantage because a greater proportion of our products are shipped by water as opposed to rail and truck, which is subject to capacity constraints on China’s rail and highway networks. Additionally, we own facilities for receiving crude oil and coal at docks that we own and transporting such materials by pipeline or conveyor to our production facilities.

We own an oil terminal wharf at Chenshan in Zhejiang Province, which is comprised of two berths, each of which is capable of handling 45,000 ton vessels. Two 25 kilometer pipelines connect this oil terminal wharf with our facilities.

Rail

We own a railroad loading depot with an annual capacity of 50,000 tons. The depot provides access via a spur line to the national Chinese railway system. In 2008, products representing 2.99% of total sales volume were transported from the factory by rail. Our ability to transport products by rail is limited because of China’s overburdened railway system, the allocation of use of which remains strictly controlled by the Chinese government.

Capital Expansion Program

Our principal capital expansion projects for the near term are summarized in the table and further described below. In aggregate, we expect that total investment in the projects described will be approximately RMB2.2 billion in 2009. This amount will be funded internally and by bank loans.

Name of Project	Rated Capacity (tons/year)	Start Date	Expected Completion Date	Status
Refining Capacity Expansion

Transformation Project for Selective Hydrodesulphurization of FCC Gasoline	N/A	2009	2009	Basic design
Refinery Reconstruction Project	16,000,000	2010	2012	Feasibility study report submitted

Expansion of New and Existing Downstream Production Facilities
150,000-ton C5 Segregation Unit	150,000	2008	2009	Under construction
600,000 ton Aromatics Unit	600,000	2007	2009	Under construction
No.1 Ethylene Unit, Relocation and Reconstruction	600,000	2010	2012	Pending government approval

Other Projects
No. 3 and No. 4 Flue Gas Desulphurization (“FGD”)	N/A	2008	2009	Under construction
Project of No. 2 Oxidation Unit Transformation for System Optimization, Energy Saving and Consumption Reduction	N/A	2009	2011	Feasibility study
Technological Transformation of No. 7 and 8 Berths of Chenshan Wharf	N/A	2009	2009	Feasibility study
Supporting Project for Connection of Natural Gas to the Plant	N/A	2009	2009	Feasibility Study

N/A – not applicable.

In 2006, 2007 and 2008, we invested RMB2.009 billion, RMB2.134 billion, and RMB1.267 billion, respectively, in capital expansion projects. We have delayed the completion of some capital expansion projects in order to save costs and to respond to the changing demand for certain of our products following the recent global economic downturn. These projects include (1) the Transformation of the Selective Hydrodesulphurization of FCC, (2) the Refinery Reconstruction Project, (3) the Relocation and Reconstruction of the No. 1 Ethylene Unit, (4) the Transformation of the No. 2 Oxidation Unit, and (5) the Transformation of the No. 7 and 8 Berths of the Chenshan Wharf.

Refining Capacity Expansion Plans

With a view to accommodating the adjustment in our product mixes, processing the heavy and low-quality crude oil we purchase in order to control our cost, and enhancing the quality operations of oil refining facilities, we have implemented a transformation project for the selective hydrodesulphurization of FCC gasoline and other projects to ensure the gasoline delivered by the Company complies with the quality indices of China Stage III Standard and meets the market needs.

Currently preparation for a refinery reconstruction project, which will increase crude oil reprocessing capacity by 4 million ton/year, is under development. In September 2008, a new feasibility study report pertaining to the refinery reconstruction project was submitted to Sinopec Corp. It’s planned that the project will commence construction in 2010 and be completed in 2012.

Expansion of New and Existing Downstream Petrochemical Products

As a fully integrated petrochemical complex, we produce a wide range of intermediate and downstream petrochemical products. We plan to further increase our production of higher-margin products by (i) adjusting our product mix, (ii) further processing existing products into higher-margin downstream products and (iii) adding new production capacity for higher-margin downstream products.]

To take advantage of our strength in research, development and productions of C5 chemical products, we plan to construct a 150,000-ton C5 segregation unit. The construction of the project is anticipated to realize intermediate handover in May 2009 and be put into production in July 2009.

To meet the demands of national social and economic development and to upgrade out-of-date devices and realize production economies of scale, we have started to carry out reconstruction of the No. 1 ethylene unit by changing its location and constructing a new aromatics consolidation unit with a Rated Capacity of 600,000 tons per year. In July 2008, the No. 1 ethylene unit reconstruction project was approved by the National Reform and Development Commission. At present, the feasibility study report is being prepared and related technical preparations are being undertaken. Once the proposal for it has been granted approval, the project is expected to commence in 2010 and be completed in 2012. The new 600,000 ton/year unit began pile foundation construction in January 2008 and civil construction in April 2008, and is expected to realize intermediate handover in June 2009 and be put into production in the third quarter of 2009.

Other Projects

To control and reduce the volume of carbon dioxide emission for protection of the environment and based on the FGD reconstruction projects conducted with respect to the No. 1 and No. 2 boilers, we plan to further implement an FGD reconstruction project with respect to the No. 3 and No. 4 boilers. We commenced pile foundation construction for the project in July 2008, civil construction in September 2008 and equipment installation in October 2008, and have completed intermediate handover of the project in March 2009.

The feasibility study for the No. 2 oxidation unit transformation project for the purpose of further energy saving, consumption reduction, cost cut and efficiency improvement, was approved by Sinopec Corp in September 2008, and entrusted basic design for the project is under way at present. The Company plans to start the procurement of long-cycle facilities in 2009 and civil construction at the end of 2009, and complete the project in 2011.

The feasibility study for the transformation of No. 7 and 8 berths of Chenshan Wharf was approved by Sinopec Corp in September 2008, and the basic design was submitted in December 2008 for approval. The Company plans to commence construction of the project in May 2009 and equipment installation in October 2009, and to put the transformed berths into use in December 2009.

To support gas supply from Sichuan to eastern China and the Company’s optimization and comprehensive utilization of energy sources, the feasibility study report for the Company’s comprehensive natural gas utilization project was submitted to Sinopec Corp in December 2008 for its examination and approval. The Company plans to commence civil construction for the project in the spring of 2009, start equipment and process line installation in June 2009, realize intermediate handover in September 2009, and put the project into use in October 2009.

ITEM 4A. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

General

Our financial performance has been affected by factors arising from operating in a planned economy which are beyond our control. However, with China’s WTO accession, the impact of these factors has gradually been decreasing.

You should read the following discussion and analysis in conjunction with our audited financial statements and our selected financial data, in each case, together with the accompanying notes included elsewhere in this annual report. Our audited financial statements have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board.

Critical Accounting Policies

The following discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during 2008. Our financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We based our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, our management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

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

Impairments for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognized in accordance with International Accounting Standard No.36 “Impairment of Assets”. Long-lived assets are reviewed for impairment at the end of each reporting period or whenever events or changes in circumstance have indicated that their carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling prices because quoted market prices for our assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgment relating to level of sale volume, selling price and amount of operating costs. We use all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs. During the years ended December 31, 2006, 2007 and 2008 we recognized impairment charges on property, plant and equipment of RMB50 million RMB200 million and RMB440 million respectively. During the year ended December 31, 2008 we also recognized a goodwill impairment charge of RMB22 million

Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual values. We review the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. There were no significant changes in these estimates during the years ended December 31, 2006, 2007 and 2008.

Impairment for bad and doubtful debts

We estimate impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. We base the estimates on the aging of the accounts receivable balance, customer credit-worthiness and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated. Impairment provisions for bad and doubtful debts were RMB9 million, RMB4 million and nil during the years ended December 31, 2006, 2007 and 2008, respectively.

Allowance for diminution in value of inventories

Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. We base the estimates on all available information, including the current market prices of the finished goods and raw materials and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated. Provisions for diminution in the value of inventories were RMB33 million, RMB36 million and RMB745 million during the years ended December 31, 2006, 2007 and 2008, respectively.

Summary

The following table sets forth our sales volumes and net sales for the years indicated:

	For the years ended 31 December
	2006			2007			2008
	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales
Synthetic Fibres	337.0	4,711.7	9.4	296.0	4,328.7	7.9	278.4	3,662.0	6.2
Resins and Plastics	1,558.9	15,753.3	31.6	1,549.0	15,878.8	29.3	1,462.6	14,850.3	25.0
Intermediate Petrochemicals	1,009.3	6,775.7	13.6	1,232.4	9,372.7	17.3	1,347.1	10,271.8	17.3
Petroleum Products	5,109.8	19,387.6	38.8	5,376.2	21,036.6	38.8	5,747.0	27,552.9	46.4
All others	—	3,289.8	6.6	—	3,637.9	6.7	—	2,992.8	5.1

Total	8,015.0	49,918.1	100.0	8,453.6	54,254.7	100.0	8,835.1	59,329.8	100.0

The following table sets forth a summary statement of income for the years indicated:

	For the years ended 31 December
	2006		2007		2008
	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales
Synthetic fibres
Net sales	4,711.7	9.4	4,328.7	7.9	3,662.0	6.2
Operating expenses	(4,515.4)	(9.0)	(4,410.8)	(8.1)	(5,313.5)	(9.0)

Operating profit/(loss)	196.3	0.4	(82.1)	(0.2)	(1,651.5)	(2.8)

Resins and plastics
Net sales	15,753.3	31.6	15,878.8	29.3	14,850.3	25.0
Operating expenses	(14,591.2)	(29.3)	(15,222.3)	(28.1)	(17,027.0)	(28.7)

Operating profit/(loss)	1,162.1	2.3	656.5	1.2	(2,176.7)	(3.7)

Intermediate petrochemicals
Net sales	6,775.7	13.6	9,372.7	17.3	10,271.8	17.3
Operating expenses	(6,095.3)	(12.2)	(8,558.9)	(15.8)	(10,314.5)	(17.4)

Operating profit/(loss)	680.4	1.4	813.8	1.5	(42.7)	(0.1)

Petroleum Products
Net sales	19,387.6	38.8	21,036.6	38.8	27,552.9	46.4
Other income	282.1	0.6	93.9	0.2	2,312.2	3.9
Operating expenses	(21,367.4)	(42.8)	(21,774.7)	(40.2)	(33,811.0)	(57.0)

Operating profit/(loss)	(1,697.7)	(3.4)	(644.2)	(1.2)	(3,945.9)	(6.7)

Others
Net sales	3,289.8	6.6	3,637.9	6.7	2,992.8	5.1
Operating expenses	(3,078.0)	(6.2)	(3,489.2)	(6.4)	(2,993.3)	(5.1)

Operating profit/(loss)	211.8	0.4	148.7	0.3	(0.5)	0.0

Total
Net sales	49,918.1	100.0	54,254.7	100.0	59,329.8	100.0
Other income	282.1	0.6	93.9	0.2	2,312.2	3.9
Operating expenses	(49,647.3)	(99.5)	(53,455.9)	(98.6)	(69,459.3)	(117.1)

Income/(loss) from operation	552.9	1.1	892.7	1.6	(7,817.3)	(13.2)
Net financing costs	(165.4)	(0.3)	(177.9)	(0.3)	(330.4)	(0.6)
Investment income	—	—	770.7	1.4	131.8	0.2
Share of profits of associates and jointly controlled entities	576.7	1.2	665.9	1.2	1.5	0.0

Earnings/(loss) before income tax	964.2	1.9	2,151.4	4.0	(8,014.4)	(13.5)
Income tax	(53.2)	(0.1)	(468.3)	(0.9)	1,812.7	3.1

Net income/(loss)	911.0	1.8	1,683.1	3.1	(6,201.7)	(10.4)

Attributable to:
Equity shareholders of the Company	844.4	1.7	1,634.1	3.0	(6,238.4)	(10.5)
Minority interests	66.6	0.1	49.0	0.1	36.7	0.1

Net income/(loss)	911.0	1.8	1,683.1	3.1	(6,201.7)	(10.4)

(1)	Net sales revenue represents sales revenue of the respective product segments after tax. Operating expenses represent cost of sales, selling and administration expenses and other operating expenses/income, as allocated to respective product segments. Operating profit corresponds to the profit from operating allocated to respective product lines.

Results of Operations

Year ended December 31, 2008 compared with year ended December 31, 2007.

Net sales and other income

Our total net sales increased by 9.35% to RMB59,329.8 million in 2008 compared to RMB54,254.7 million in 2007. In the first half of 2008, the prices of petrochemical products continued to rise in general as a result of a substantial rise in international oil prices. However, in the second half, there was a fall in both product sales volume and prices as a result of the slump in the petrochemicals market triggered by the global economic downturn. For the year ended December 31, 2008, the weighted average prices (excluding tax) of our synthetic fibres as well as resins and plastics decreased by 10.15% and 1.05%, respectively, from their levels in the previous year; the weighted average prices (excluding tax) of intermediate petrochemicals and petroleum products increased by 0.14% and 20.65% respectively, from their levels in the previous year.

(i) Synthetic fibres

The net sales of synthetic fibre products decreased to RMB3,662.0 million in 2008, representing a 15.40% decrease compared to RMB4,328.7 million in 2007. The weighted average price of synthetic fibres decreased by 10.15% as compared to 2007, and the profit margin of synthetic fibre products was substantially reduced as raw material costs of synthetic fibres remained at high levels. As such, sales volume of our synthetic fibres in 2008 decreased by 5.95% as compared to 2007 because the sales volumes of major synthetic fibre products decreased by varying extent in 2008.

Net sales of synthetic fibre products accounted for 6.20% of our total net sales in 2008, representing a decrease of 1.70 percentage points as compared to 2007.

(ii) Resins and plastics

The net sales of resins and plastics decreased to RMB14,850.3 million in 2008, representing a decrease of 6.48% compared to RMB15,878.8 million in 2007. Weighted average price of resins and plastics in 2008 decreased by 1.05% compared to 2007 and sales volume in 2008 decreased by 5.58% compared to 2007. Among our resins and plastics products, the sales volume of polyester chips for 2008 decreased by 11.14% and the average sales price decreased by 9.21%. The sales volumes of polyethylene and polypropylene for 2008 also decreased as compared to 2007.

Net sales of resins and plastics accounted for 25.00% of our total net sales in 2008, representing a decrease of 4.30 percentage points as compared to 2007.

(iii) Intermediate petrochemicals

The net sales of intermediate petrochemicals increased to RMB10,271.8 million in 2008, representing an increase of 9.59% compared to RMB9,372.7 million in 2007, with the weighted average price of intermediate petrochemicals increasing by 0.14% compared to 2007 and sales volume increasing by 9.31% as compared to 2007. Among our intermediate petrochemicals, the weighted average prices of ethylene, butadiene and ethylene oxide increased slightly compared to 2007.

The net sales of intermediate petrochemicals accounted for 17.3% of our total net sales in 2008, basically at par with 2007.

(iv) Petroleum products

The net sales of petroleum products increased to RMB27,552.9 million in 2008, representing an increase of 30.98% compared to RMB21,036.6 million in 2007, with an increase of 20.65% in the weighted average price as compared to 2007. The weighted average prices of gasoline and diesel oil increased by 20.68% and 19.70%, respectively as compared to 2007. Due to the price limits set by the Chinese government, the petroleum products segment reported a negative profit margin, while we increased sales volume of gasoline and diesel by 18% as compared to 2007 in compliance with government policies.

The net sales of petroleum products accounted for 46.40% of our total net sales in 2008, representing an increase of 7.6 percentage points as compared to 2007.

During the year ended December 31, 2008, we recognized a grant income of RMB2,312.2 million (2007: RMB93.9 million; 2006: RMB282.1 million). These grants were for compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, and the measures taken by us to stabilize the supply in the PRC refined petroleum product market during the respective years. There are no unfilled conditions and other contingencies attached to the receipts of these grants. There is no assurance that we will continue to receive such grant in the future.

(v) Other activities

Revenues from other activities decreased to RMB2,992.8 million in 2008, representing a decrease of 17.73% compared to RMB3,637.9 million in 2007. Such decrease in revenues was mainly attributed to a decrease in the trading volume of petrochemical products.

Operating Expenses

Our operating expenses are comprised of cost of sales, selling and administrative expenses, other operating expenses and other operating income.

Our operating expenses increased by 29.90% to RMB69,459.3 million in 2008 compared to RMB53,455.9 million in 2007. The operating expenses of synthetic fibres, resins and plastics, intermediate petrochemicals, and petroleum products amounted to RMB5,313.5 million, RMB17,027.0 million, RMB10,314.5 million and RMB33,811.0 million, respectively, representing increases of 20.47%, 11.86%, 20.51% and 55.28%, respectively, as compared to 2007. The operating expenses of other activities amounted to RMB2,993.3 million, representing a decrease of 14.21% as compared to 2007.

(i) Synthetic fibres

The operating expenses of synthetic fibres increased by RMB902.7 million compared to 2007, primarily due to an increase in the unit price of raw materials (such as ethylene) for producing synthetic fibres. For example, the price of ethylene increased from RMB8,785.0 per ton in 2007 to RMB9,496.2 per ton in 2008.

(ii) Resins and plastics

The operating expenses of resins and plastics increased by RMB1,804.7 million as compared to 2007, primarily due to increased unit costs for raw materials such as ethylene.

(iii) Intermediate petrochemicals

The operating expenses of intermediate petrochemicals increased by RMB1,755.6 million compared to 2007, which was mainly attributable to increase in sales of ethylene glycol, and the corresponding increases in costs and expenses of intermediate petrochemicals ultimately resulting from the increase in average unit cost of crude oil from RMB3,865.85 per ton in 2007 to RMB5,303.68 per ton during the year.

(iv) Petroleum products

The operating expenses of petroleum products increased by RMB12,036.3 million compared to 2007, primarily due to the increase in crude oil prices (which is our major production raw material) which directly led to a significant increase in the operating expenses of petroleum products.

(v) Other activities

The operating expenses of other activities decreased by RMB495.9 million compared to 2007, which was primarily attributable to reduced business volume.

—	Cost of sales

Cost of sales increased to RMB68,556.4 million in 2008, representing an increase of 30.22% compared to RMB52,646.5 million in 2007, primarily due to significant increase in crude oil prices in 2008, which was our major raw material, and an increase in the purchase of other raw materials. Cost of sales accounted for 115.60% of the net sales for 2008.

(i) Crude Oil

In 2008, we processed 9,238,300 tons of crude oil ( no imported crude oil was processed on a sub-contracting basis during the year), representing an increase of 299,900 tons compared to 8,938,400 tons in 2007 (of which 25,400 tons imported crude oil were processed on a sub-contracting basis). The volumes of imported crude oil and offshore crude oil processed by us were 8,739,000 tons and 499,300 tons, respectively.

The total cost of crude oil processed by us in 2008 amounted to RMB48,997.0 million, representing an increase of 42.20% compared to RMB34,456.3 million in 2007 and accounting for 71.47% of the total cost of sales. The weighted average cost of crude oil for us was RMB5,303.68 per ton, representing a significant increase of 37.19% as compared to 2007. The weighted averaged cost of imported crude oil and offshore crude oil were RMB5,339.95 per ton and RMB4,668.86 per ton, respectively.

(ii) Other expenses

The expenses for other ancillary materials were RMB9,978.8 million in 2008, representing an immaterial decrease of 0.44% compared to RMB10,022.5 million in 2007.

—	Selling and administrative expenses

Selling and administrative expenses amounted to RMB468.0 million, representing a decrease of 7.27% compared to RMB504.7 million in 2007 primarily due to a decrease in the our sales agency fees for sales operations during the reporting period.

—	Other operating expenses

Other operating expenses increased from RMB521.3 million in 2007 to RMB580.0 million in 2008, representing an increase of 11.26%, primarily due to an increase of RMB240.7 million in our provision made for impairments of fixed assets in 2008 as compared to 2007. On the other hand, our employee reduction expenses during the reporting period decreased by RMB118.2 million as compared to 2007, and the loss on disposal of non-current assets decreased by RMB47.3 million as compared to 2007.

—	Other operating income

Other operating income amounted to RMB145.2 million in 2008, a decrease of 32.96% compared to RMB216.6 million in 2007, which was primarily due to a decrease in income from the disposal of unlisted investments during the reporting period.

Income/ (loss) from operation

We incurred an operating loss of RMB7,817.3 million in 2008, compared to an operating profit of RMB892.7 million in 2007. Two factors primarily contributed to the operating loss in 2008. We incurred losses in our petroleum products business in the first half of 2008 as a result of the substantial rise in world oil price and the government restriction on refined petroleum product prices. Then in the second half of 2008 the global economic downturn had a significant adverse impact on the petrochemicals market, and our operating results suffered as a result.

Net financing costs

Our net financing costs were RMB330.4 million in 2008, representing an increase of 85.72% compared to RMB177.9 million in 2007, which consisted primarily of an increase of RMB297.8 million in our interest expense due to an increase of RMB5,280.8 million in our short-term borrowings. In addition, there was an increase of RMB145.3 million in our financial income as compared to 2007, which was mainly due to the increase of net gain in the fair value of derivative financial instruments amounting to RMB97.6 million and net foreign exchange gain amounting to RMB34.6 million.

Investment income

Our investment income was RMB131.8 million in 2008, mainly due to income from the disposal of marketable securities.

Share of profits of associates and jointly controlled entities

In 2008, our share of net profits from associates and jointly controlled entities was RMB1.5 million, a decrease of RMB664.4 million as compared to 2007, primarily due to the operating losses suffered by the 20% held investee, Secco. Our share of profits in Secco was RMB587.9 million in 2007, however, we had a share of losses in Secco of RMB98.7 million in 2008. The results of Secco’s operations are discussed in Item 4. Information on the Company—Business Overview—Investments.

Income tax

We had an income tax credit benefit of RMB1,812.7 million in 2008, compared to an income tax expense of RMB468.3 million in 2007. The income tax credit benefit in 2008 was primarily due to the fact that we recognized deferred income tax asset for tax losses generated in 2008 that we expect to be able to utilize to offset future taxable income. Based on the Company’s financial data of previous years and forecast of the future operating results, the management believes it is probable that the Company will have sufficient taxable profit available in the foreseeable future to utilize the tax losses.

Following the implementation of the newly revised “Enterprise Income Tax Law of the People’s Republic of China” with effect from January 1, 2008, the income tax rate of the Company was adjusted to 25%.

Net Income/(loss)

We incurred a net loss after tax of RMB6,201.7 million in 2008, compared to net income of RMB1,683.1 million in 2007.

Year ended December 31, 2007 compared with year ended December 31, 2006.

Net sales and other income

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

Operating Expenses

Our operating expenses are comprised of cost of sales, selling and administrative expenses, other operating expenses and other operating income.

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

—	Cost of sales

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

—	Selling and administrative expenses

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

—	Other operating expenses

Other operating expenses mainly include employee reduction expenses, loss on disposal of property, plant and equipment and impairment loss on property, plant and equipment. Other operating expenses increased by 116.76% from RMB240.5 million in 2006 to RMB521.3 million in 2007, primarily due to the increase of employee reduction expenses of RMB124.4 million as compared to 2006 due to an increase in the number of employee layoffs. In addition, the provision made for impairments of fixed assets during 2007 increased by RMB150.3 million from 2006, to 200.3 million in 2007.

—	Other operating income

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

Income from operation

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

Share of profits of associates and jointly controlled entities

In 2007, our share of net profits of associates and jointly controlled entities was RMB665.9 million, an increase of RMB89.2 million as compared to 2006, primarily due to the growth achieved by the 20% held investee, Secco. The Company’s share in Secco’s profit for 2006 was RMB545.2 million compared to the Company’s share in Secco’s net profit of RMB587.9 million for 2007. The results of Secco’s operations are discussed in Item 4. Information on the Company—Business Overview—Investments.

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

B. Liquidity and Capital Resources.

Our approach in managing liquidity is to ensure, as far as possible, that we will always have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation. We prepare monthly cash flow budget to ensure that we will always have sufficient liquidity to meet our financial obligations as they become due. We arrange and negotiate financing with financial institutions and maintain a certain level of standby credit facilities to reduce liquidity risk.

At December 31, 2008, our current liabilities exceeded our current assets by RMB6,831.4 million. In 2009, our liquidity will be primarily dependent on our ability to maintain adequate cash inflow from operations, the renewal of our short-term bank loans and on our ability to obtain adequate external financing, including the issuance of short-term corporate bonds, to support our working capital and meet our debt obligations when they become due. At December 31, 2008, we had standby credit facilities with several PRC financial institutions which allow us to borrow up to RMB9,600.0 million on an unsecured basis, at a weighted average interest rate of 5.30%. At December 31, 2008, our outstanding borrowings under these facilities were RMB6,933.4 million and were included in short-term bank loans. We believe our sources of liquidity are sufficient for our present requirements.

Net cash flows provided by (used in) operating activities

In 2008, there was a significant increase in the costs of crude oil which could not be passed along to customers, which along with the negative impact of the global economic downturn, led to a decrease in net cash flows from operating activities. Our net cash outflows from operating activities amounted to RMB3,986.5 million in 2008, representing a decrease in cash inflows of RMB5,428.5 million compared to net cash inflows of RMB1,442.0 million in 2007. Net cash outflows from profit before tax (net of depreciation) amounted to RMB6,382.5 million in 2008, representing a decrease of RMB10,236.2 million of cash inflows compared to net cash inflows of RMB3,853.7 million in 2007. An increased inventories balance before provision at the end of 2008 led to an increase in cash outflows of RMB38.9 million in 2008 (as compared to an increase in cash outflows of RMB1,067.0 million in 2007). Changes in the year-end amounts of accounts payable, other payable and bills payable led to an increase in cash outflows of RMB786.9 million in 2008 (as compared to a decrease in cash outflows of RMB643.3 million in 2007). Decreases in the year-end balances of debtors, bills receivable and deposits led to a decrease in cash outflow of RMB1,122.0 million in 2008 (as compared with a decrease in cash inflows of RMB387.7 million in 2007 as a result of an increase in such year-end balances). In addition, our income tax payment decreased significantly as we incurred losses during the reporting period. In 2008, income tax payment led to a cash outflow of RMB60.7 million (as compared to RMB674.5 million of a cash outflow in 2007).

Net cash used in investing activities

Net cash outflow for investing activities increased from RMB511.2 million in 2007 to RMB707.5 million in 2008, mainly representing a decrease in proceeds from disposal of other investments.

Cash flows from financing activities

Net cash from financing activities increased from an outflow of RMB930.1 million in 2007 to an inflow of RMB4,429.2 million in 2008 mainly representing an increase in proceeds from loans.

Borrowings

Our total borrowings in 2008 amounted to RMB9,801.7 million, representing an increase of RMB5,070.5 million. In particular, short-term bank loans increased by RMB5,165.3million, the current portion of long-term bank loans (repayable within one year) increased by RMB115.5 million and long-term loans decreased by RMB210.3 million. The increase in short-term bank loans was necessary to meet working capital requirements triggered by the recent global economic downturn.

We managed to maintain an asset-to-liability ratio at a safe level by enhancing controls over both liabilities (including borrowings) and financing risks. We generally do not experience any seasonality in borrowings. Due to the nature of our capital expenditures plan, long-term bank loans can be arranged in advance of expenditures while short-term borrowings are used to meet operational needs. The terms of our existing borrowings do not restrict our ability to pay dividends on our shares.

Liability-to-asset ratio

Our liability-to-asset ratio was 50.02% as of December 31, 2008 compared to 29.82% as of December 31, 2007. The ratio is calculated using this formula: total liabilities/total assets.

C. Research and Development, Patents and Licenses, etc.

We maintain a number of technology research and development units, including the Petrochemical Research Institute, the Polyester Fiber Research Institute, the Acrylic Fibre Research Institute and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. Our research and development expenditures in 2006, 2007 and 2008 were RMB51.6 million, RMB53.5 million and RMB47.3 million, respectively, representing approximately 0.1% of the total sales for those years.

We are not, in any material aspect, dependant on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

D. Trend Information

The world is experiencing a significant economic downturn. Although China continued to experience steady and relatively fast growth in 2008, its economic growth has also slowed substantially.

Although international oil prices may remain volatile in 2009, we expect the overall level of international oil prices to remain lower than the level seen in 2008. The global petrochemical industry is expected to undergo a restructuring given the pressures of both decelerating economic growth and a downward industry cycle, compounded by the continuous increase in the on-stream availability of plants due to a gradual release of new production capacities created by investments made during the peak period. The growth of China’s petrochemical industry will slow significantly, due to the impact of the global economic downturn. Moreover, there exist a number of adverse effects such as contracting demand in the domestic petrochemical industry; capacity surplus due to concurrent commencements of operations of new plants; an influx of a large number of overseas products; and obstructions to export of domestic petrochemical downstream products caused by market related factors. All these factors have had a significant adverse impact on the domestic petrochemical industry in general and our Company in particular.

On the other hand, the domestic petrochemical industry also has seen a substantial fall in the costs of crude oil and raw materials as a result of the global economic downturn, leading to a substantial decrease in costs. In addition, the Chinese government has adopted a number of economic stimulus measures in response to the economic slowdown, which may have a positive effect on our Company. Upon implementation of a reform program for the petroleum product tax regime, the prices of domestic petroleum products will be indirectly aligned with international crude oil prices in a controlled manner. This is a favorable change from the previous government regulation that caused losses at oil refining enterprises.

E. Off-balance Sheet Arrangements

As of December 31, 2008, our contingent liabilities amounted to RMB25.7 million in respect of guarantees issued to banks in favor of our associated companies and other unlisted investments, while such contingent liabilities as of December 31, 2007 were RMB30.7 million. Our guarantees issued to banks in favor of associated companies and other unlisted investments are limited to the respective share in equity interest held by us. Please refer to Note 26(b) to our consolidated financial statements included in Item 17. Financial Statements for more detailed information on our guarantees and commitments.

F. Contractual Obligations and Commercial Commitments

The following table sets forth our obligations to make future payments under contracts effective as of December 31, 2008.

		As of December 31, 2008 Payment due by period
	Total (RMB’000)	Less than 1 year (RMB’000)	1-3 years (RMB’000)	4-5 years (RMB’000)	More than 5 y ears (RMB’000)
Contractual obligations
Short-term loan	8,838,204	8,838,204	—	—	—
Long-term loan	963,542	534,521	229,021	200,000	—

Total contractual obligations	9,801,746	9,372,725	229,021	200,000	—

Estimated future interest payments
Fixed rate	271,834	212,364	6,820	52,650	—
Variable rate	178,738	178,738	—	—	—

Total estimated future interest payments	450,572	391,102	6,820	52,650	—

Other commercial commitments
Capital commitments (note)	2,541,237	2,200,000	341,237	—	—

Total commercial commitments	2,541,237	2,200,000	341,237	—	—

Note:	Capital commitments refer to commitments for purchase of property, plant and equipment and investment.

G. Other Information

Employees

Our staff costs for 2008 were RMB1,161.0 million.

As at December 31, 2008, we had 17,597 employees in total, among whom there were 9,795 production staff, 6,447 sales representatives, financial personnel and other personnel and 1,355 administrative staff. 38.39% of our employees had tertiary qualifications or above. We are responsible for the retirement insurance of 12,559 individuals.

Capital Expenditures

In 2008, our capital expenditures amounted to RMB1,511.1 million, representing a decrease of 29.19% as compared to RMB2,134.1 million in capital expenditures in 2007. Major projects include the following:

Project	Total project investment RMB million	Project progress as at December 31, 2008
600,000-ton/year PX aromatics complex	3,013.2	Under construction
Ancillary project for the first tank area along Jinjiahu oil pipeline	71.4	Completed
150,000-ton/year C5 segregation plant	292.1	Under construction

Total	3,376.7	—

Our capital expenditure for 2009 is estimated at approximately RMB2,200 million.

Purchase, Sale and Investment

Except as disclosed in this report, during the year 2008, we engaged in no material purchase or sale of our subsidiaries or associated companies or any other material investments.

Pledge of Assets

As of December 31, 2008, we have not pledged any of our property or equipment.

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

Name	Age	Position
Directors
Rong Guangdao	53	Chairman of the Board of Directors and President

Du Chongjun	54	Vice Chairman of the Board of Directors and Vice President

Han Zhihao	57	Director and Chief Financial Officer

Li Honggen	52	Director and Vice President

Shi Wei	49	Director and Vice President

Dai Jinbao	52	Director

Lei Dianwu	46	External Director

Xiang Hanyin	54	External Director

Chen Xinyuan	44	Independent Director and Director of the Audit Committee

Sun Chiping	50	Independent Director

Jiang Zhiquan	58	Independent Director

Zhou Yunnong	66	Independent Director and Director of the Remuneration and Appraisal Committee
Other Executive Officers
Zhang Jianping	46	Vice President

Tang Chengjian	53	Vice President

Zhang Jingming	51	Secretary of the Company

Supervisory Committee
Gao Jinping	42	Chairman of the Supervisory Committee

Zhang Chenghua	53	Supervisor

Wang Yanjun	48	Supervisor

Zhai Yalin	44	External Supervisor

Wu Xiaoqi	52	External Supervisor

Liu Xiangdong	57	Independent Supervisor

Yin Yongli	69	Independent Supervisor

Directors

Rong Guangdao, 53, is Chairman, President and Deputy Secretary of the Communist Party Committee of the Company. Mr. Rong joined the Shanghai Petrochemical Complex (the “Complex”) in 1973 and has held various positions, including Deputy Director of the No.1 Chemical Plant and Deputy Director and Director of the Ethylene Plant. In April 1994 he was appointed Vice President of the Company, and in June 1995 he was elected Director of the Company. In October 2003, Mr. Rong was appointed President of the Company. In May 2004, Mr. Rong was elected Chairman of the China Jinshan Associated Trading Corporation. From June 2004 to June 2005, Mr. Rong served as Vice Chairman of the Company. In April 2005, Mr. Rong was elected as Deputy Secretary of the Communist Party Committee. In June 2005, Mr. Rong was elected as Chairman of the Company. In November 2006, Mr. Rong was appointed Director and Vice Chairman of Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”). In August 2008, he was appointed Director and Chairman of Shanghai Chemical Industrial Park Development Company Limited. Mr. Rong has rich experience in management of large-scale petrochemical enterprise operations. In 1985 Mr. Rong graduated from the Automated Instrument Department of the Shanghai Petrochemical College for Workers and Staff Members. In 1997 he obtained an MBA from China Europe International Business School. He is a senior engineer by professional title.

Du Chongjun, 54, is Secretary of the Communist Party Committee, Vice Chairman and Vice President of the Company. He joined the Complex in 1974 and has held various positions, including General Manager, Deputy Secretary and Secretary of the Communist Party Committee of the Acrylic Fibre Plant of the Complex, General Manager and Secretary of the Communist Party Committee of Shanghai Jinyang Acrylic Fibre Plant and General Manager of the Acrylic Fibre Division of the Company. In May 1999 he was appointed Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee. From June 1999 to June 2004 he was Chairman of the Supervisory Committee of the Company. In October 2003 he was appointed Secretary of the Communist Party Committee of the Company. In June 2004, Mr. Du was appointed Vice Chairman of the Company. In June 2005, Mr. Du was appointed Vice President of the Company. Mr. Du has extensive experience in large-scale enterprise operation, management and internal supervision. Mr. Du graduated, majoring in enterprise management, from East China Institute of Chemical Technology in 1986. In 1999 Mr. Du graduated, majoring in computer application management, from Shanghai Second Polytechnic University. He is a senior economist by professional title.

Han Zhihao, 57, is Executive Director and Chief Financial Officer of the Company. Mr. Han joined the Complex in 1976 and has held various positions including Deputy Director of the Vehicle Transportation Department, Deputy Director and Director of the Finance Department of the Complex, Director of the Finance Department and Deputy Chief Accountant of the Company. In September 1998, he was appointed Chief Accountant of the Company. In October 2003, he was appointed Chief Financial Officer of the Company. In June 2004, he was elected Director of the Company. Mr. Han has rich experience in corporate finance and financial management. He graduated from Shanghai University of Finance and Economics majoring in financing and accounting in 1990. In 2002, he obtained an MBA from East China University of Science and Technology — University of Canberra in Australia. Mr. Han is a senior accountant by professional title.

Li Honggen, 52, is Executive Director and Vice President of the Company. Mr. Li joined the Complex in 1973 and has held various positions including Deputy Director of No. 1 Chemical Plant of the Complex, Deputy Director and Director of the Ethylene Plant of the Company and Deputy Manager and Manager of the Refining and Chemical Division of the Company. From August 2000 to December 2003, he served as Vice President of Shanghai Chemical Industrial Park Development Company Limited. From August 2002 to January 2006, he served as Vice President of Shanghai Secco. In March 2006, he was appointed Vice President of the Company. In June 2006, he was appointed Director of the Company. In August 2008, he was concurrently appointed Director of Shanghai Chemical Industrial Park Development Company Limited. Mr. Li graduated from East China Institute of Chemical Technology majoring in engineering management and completed a post-graduate course majoring in engineering management at East China University of Science and Technology in 1998. He is an engineer by professional title.

Shi Wei, 49, is Executive Director and Vice President of the Company. Mr. Shi joined the Complex in 1982 and has held various positions including Assistant to the Manager, Deputy Manager of the Refining and Chemical Division of the Company, Manager of the Environmental Department, Secretary of the Communist Party Committee of the Refining and Chemical Division of the Company and then Manager of the division. In October 2003, Mr. Shi was appointed Vice President of the Company. In June 2005, he was appointed Director of the Company. In 1982, Mr. Shi graduated from East China University of Science and Technology majoring in oil refining engineering and obtained a bachelor’s degree in engineering. Mr. Shi completed post-graduate studies in Business Management at East China University of Science and Technology in 1998. Mr. Shi is a senior engineer by professional title.

Dai Jinbao, 52, is Executive Director of the Company, Secretary of the Communist Party Committee and Deputy Manager, of the Company’s Refining and Chemical Division and Chairman of the Labor Union. Mr. Dai joined the Complex in November 1973 and has held various positions including Deputy Director of No. 1 Chemical Plant of the Company, Director of No.1 Ethylene Complex of the Refining and Chemical Division of the Company, Chairman of the Labor Union of the Company’s Refining and Chemical Division, Deputy Secretary of the Communist Party Committee and Chairman of the Labor Union of the Company’s Refining and Chemical Division. In June 2006, he was appointed Director of the Company. In June 2008, he was appointed Secretary of the Communist Party Committee of the Company’s Olefin Division and Deputy Manager of the division. Mr. Dai graduated from the Shanghai Second Polytechnic University majoring in business management. He is an intermediate technician by professional title.

External Directors

Lei Dianwu, 46, is Director of Development and Planning Division of Sinopec Corp. In June 2005, Mr. Lei was elected External Director of the Company. Mr. Lei has held various positions including Deputy Director of Planning Division of Yangzi Petrochemical Company, Director of the Preparation Office of the Joint Venture of Yangzi Petrochemical Company, Vice President and Manager of production division of Yangzi BASF Stylene Company Limited. He acted as Deputy Manager and Deputy Director of the Joint Venture Office at Yangzi Petrochemical Company, Director of Project Development Department in China Dong Lian Petrochemical Limited Liabilities Company ( ), Deputy General Manager of Yangzi Petrochemical Limited Liabilities Company and Deputy Director of Development and Planning Division of Sinopec Corp. In March 2001, he assumed the current position of Director of Development and Planning Division of Sinopec Corp. Mr. Lei has rich experience in enterprise planning and investment development management. Mr. Lei graduated from the East China Petroleum Institute with a major in basic organic chemicals and obtained a bachelor’s degree in engineering. He is a senior engineer by professional title.

Xiang Hanyin, 54, is Deputy Director of Chemical Division of Sinopec Corp. In June 2005, Mr. Xiang was elected External Director of the Company. Mr. Xiang commenced work in February 1982 and was Deputy Director of the Chemical Plant of Yizheng Chemical Fibre Company and Director of Chemical Plant of Yizheng Chemical Fibre Co., Ltd. In February 2000, he assumed the current position of Deputy Director of the Chemical Division of Sinopec Corp. Mr. Xiang has rich experience in the management of chemical enterprises. Mr. Xiang graduated from Nanjing Chemical College with a major in basic organic chemicals and a bachelor’s degree in engineering in 1982. In 2000, he completed post-graduate studies in enterprise management at Nanjing University. He is a senior engineer by professional title.

Independent Directors

Chen Xinyuan, 44, is currently Dean, Professor and Tutor to doctoral students of the College of Accounting, Shanghai University of Finance and Economics, and was elected as an Independent Director of the Company in June 2003. Between June 2000 and June 2003 he was an Independent Supervisor of the Company. After graduation from the Accounting Faculty, Hangzhou College of Commerce in July 1985, Mr. Chen undertook post-graduate studies at the Accounting Faculty of Shanghai University of Finance and Economics and continued as a lecturer. He commenced his doctoral studies in accounting while teaching and received his doctorate in June 1994. He has been a tutor to doctoral students since December 1998. Mr. Chen has also studied in West Germany for one year. He is an expert in financial reporting and accounting, given his experience in the academic aspects of accounting and notable achievements in accounting research. He is also experienced in business management.

Sun Chiping, 50, is President and Secretary of the Communist Party Committee of the Industrial and Commercial Bank of China (“ICBC”), Shanghai Branch. In June 2005, Mr. Sun was elected Independent Director of the Company. Mr. Sun started to be involved in the finance industry in March 1979 and has held various positions including accountant, team leader and Deputy Director of the People’s Bank of China, Shanghai Branch, sub-branch in both Huang Pu and Jing’an Districts. He joined the ICBC, Shanghai Branch, operating division and was Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee. He also acted as Deputy Director, President and Deputy Secretary of the Communist Party Committee of ICBC, Shanghai Branch, Rep. Office (Sub-branch) in Xu Hui District, General Manager of the International Business Division of ICBC, Shanghai Branch, Assistant to the President of the ICBC, Shanghai Branch and concurrently General Manager of International Business Division of ICBC, Shanghai Branch and Deputy President of ICBC, Shanghai Branch. In November 2000, he became Deputy President, President and Secretary of the Communist Party Committee of ICBC, Guangdong Branch. In August 2002, he assumed the current position as President of ICBC, Shanghai Branch and Secretary of the Communist Party Committee. Mr. Sun graduated from Shanghai University of Finance and Economics with a major in Finance. He studied for a master’s degree at Shanghai University of Finance and Economics and the Shanghai-Hong Kong Management School jointly organized by University of Hong Kong and Fudan University and obtained a Master in Economics and an MBA. Mr. Sun has been engaged in the management of banking business for many years and has extensive experience in finance practice. He is a senior economist by professional title.

Jiang Zhiquan, 58, is Secretary of the Communist Party Committee and Chairman of Shanghai Construction Group General Company. In June 2005, Mr. Jiang was elected Independent Director of the Company. Mr. Jiang started work in December 1968, and has held various positions including a cadre and Deputy Director of Shanghai Construction and Industry Bureau, Manager of the Fourth Construction Company of Shanghai, Deputy Secretary of the Communist Party Committee of the Shanghai Construction Engineering Administration Bureau, Deputy Secretary of the Communist Party Committee, Vice Chairman and General Manager of the Shanghai Construction Group. In March 2001, he assumed the current positions as Secretary of the Communist Party Committee and Chairman of Shanghai Construction Group General Company. Mr. Jiang is experienced in operational decision making and large-scale enterprise management. Mr. Jiang graduated from the Shanghai-Hong Kong Management School jointly run by the University of Hong Kong and Fudan University in July 2000 and obtained an MBA. He is a senior economist by professional title.

Zhou Yunnong, 66, has been an Independent Director of the Company since June 2005. He joined the Complex in October 1972 and has held various positions including Deputy President of the Complex, Deputy Director of the Human Resource Department of China Petrochemical Corporation, Deputy Secretary of Communist Party Committee of the Complex, Vice President of the Company, Secretary of the Communist Party Committee of Sinopec Jinshan Industrial Company and the Governor of Jinshan District of Shanghai. From November 1999 to April 2002 he was a Senior Advisor to Shanghai Jinshan District. From June 2003 to June 2005, Mr. Zhou was an Independent Supervisor of the Company. Mr. Zhou has extensive experience in business management and public administration management. Mr. Zhou graduated from East China Normal University in August 1964, majoring in radio. He is a senior engineer by professional title.

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

Gao Jinping, 42, is Chairman of the Supervisory Committee, Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee of the Company and Chairman of the Labor Union of the Company. Mr. Gao joined the Complex in 1990 and has held various positions including Deputy Secretary of the Communist Youth League of the Company, Deputy Secretary of the Communist Party Committee of the Experimental Plant and Chemical Division of the Company and Director of the Propaganda Division of the Company. In May 2003, Mr. Gao was appointed Deputy Secretary of the Communist Party Committee of the Company and Chairman of the Labor Union of the Company. From June 2004 to June 2006, Mr. Gao served as Director of the Company. In April 2006, Mr. Gao was appointed Secretary of the Communist Party Discipline Supervisory Committee of the Company. In June 2006, Mr. Gao was appointed Supervisor and Chairman of the Supervisory Committee of the Company. Mr. Gao graduated from the Food Processing Faculty of Shanghai Aquatic Products University with a major in cooling and cold storage technology and obtained a bachelor’s degree in engineering in July 1990. In 2001, he completed his post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. He has senior professional title.

Zhang Chenghua, 53, is a Supervisor, Deputy Secretary of the Communist Party Discipline Supervisory Committee, Director of Supervisory Office, Director of Supervisory Committee Office and Director of the Communist Party Committee Office of the Company. Mr. Zhang joined the Complex in 1974 and worked in the Thermal Power Plant of the Complex as Deputy Secretary of the Communist Party Committee, Deputy Secretary of the Communist Party Committee cum Chairman of Labor Union of the Thermal Power Plant of the Complex. In March 2002, Mr. Zhang was appointed Deputy Secretary of the Communist Party Discipline Supervisory Committee and Director of Supervisory Division of the Company. In April 2002, Mr. Zhang was appointed Director of Supervisory Committee Office of the Company. In June 2002, Mr. Zhang was appointed Supervisor of the Company. In April 2004, Mr. Zhang was appointed Director of the Communist Party Committee Office. Mr. Zhang graduated, majoring in party administrative management, from Shanghai Party Institute in January 1999. In 2001, he completed his post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. He has senior professional title.

Wang Yanjun, 48, is a Supervisor and Vice Chairwoman of the Labor Union of the Company. Ms. Wang joined the Complex in July 1982 and has held various positions including Chairwoman of the Labor Union of the Plastics Plant of the Company, Chairwoman of the Labor Union of Plastics Division of the Company, Chairwoman of the Labor Union of Chemical Division of the Company, Deputy Secretary of the Communist Party Committee, Secretary of Communist Party Discipline Supervisory Committee of the Communist Party Committee and Chairwoman of the Labor Union of Chemical Division of the Company. In January 2005, Ms. Wang was appointed Vice Chairwoman of the Labor Union of the Company. In June 2005, Ms. Wang was appointed Supervisor of the Company. Ms. Wang graduated from East China University of Science and Technology majoring in basic organic chemistry in July 1982. In 2001, she completed her post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. She has senior professional technical qualifications.

External Supervisors

Zhai Yalin, 44, is Deputy Director of the Auditing Bureau of China Petrochemical Corporation and Deputy Director of Auditing Department of Sinopec Corp and has served as External Supervisors of the Company since June 2008. Mr. Zhai began his career in 1986 and had been successively Deputy Head of the Head Office and Director of the Auditing Department of Qianguo Refinery, Deputy Director of the General Office of Sinopec Huaxia Auditing Company and Deputy Manager of the Sinopec Huaxia Auditing Company, Deputy Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation, Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation, and Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation (Auditing Department of Sinopec Corp.). Since December 2001, Mr. Zhai has been holding concurrently the posts of Deputy Director of the Auditing Bureau of China Petrochemical Corporation and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai graduated from Jilin Siping Normal College in 1986 and is a senior economist.

Wu Xiaoqi, 52, is Secretary of the Communist Party Committee of Sinopec Yunnan Oil Products Company, Deputy General Manager of said company, and has been an External Supervisor of the Company since June 2008. Mr. Wu began his career in 1971 and had been successively Deputy Office Head Class Disciplinary Monitor of the Supervisory Bureau of China Petrochemical Corporation’s Disciplinary Division, Deputy Head (Deputy Director) and Head (Director) of the Office of the Supervisory Bureau of China Petrochemical Corporation’s Disciplinary Division, and Director of Section 1 of Supervisory Bureau of China Petrochemical Corporation’s Disciplinary Division. From June 2004 to April 2005, he served as a Deputy Bureau Director Class Disciplinary Inspector of Supervisory Bureau of China Petrochemical Corporation and a Deputy Bureau Director Class Supervisory Inspector of Supervisory Department of Sinopec Corp. From April 2005 to December 2008, Mr. Wu was Deputy Director of Supervisory Bureau of China Petrochemical Corporation and Deputy Director of Supervisory Department of Sinopec Corp. Since December 2008, he has served as Secretary of the Communist Party Committee, and Deputy General Manager of Sinopec Yunnan Oil Products Company. Mr. Wu graduated from Shijiazhuang Army Command Academy and has a senior professional title.

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

Yin Yongli, 69, is Chairman of the Management Committee of Tianhua Certified Public Accountants. From June 2005, he has served as Independent Supervisor of the Company. Mr. Yin has held various positions including Deputy Chief and Chief of Finance section of Shandong Shengli Refinery, Deputy Chief Accountant of Qliu Petrochemical Company, Chief Accountant of Planning and Financing Department of China Petrochemical Corporation and Chief Accountant and Deputy Director of Financing Department of China Petrochemical Corporation and Director of Shihua Auditing Firm. In September 2001, he was Chairman of China Rights on Certified Public Accountants. Since June 2004, Mr. Yin has been appointed Chairman of Huazheng Certified Public Accountants. Since June 2005, Mr. Yin has been Chairman of the Management Committee of Tianhua Certified Public Accountants. Mr. Yin has engaged in financing and auditing for many years and has rich experience in financing management and enterprise auditing. Mr. Yin graduated from Shandong Institute of Finance and Economics in 1964. Mr. Yin is a professional accountant and is a certified accountant.

Senior Management

Zhang Jianping, 46, is a Vice President of the Company. He joined the Complex in 1987, and successively held the positions of Deputy Chief Engineer of the Aromatics Plant of the Refining and Chemical Division, Deputy Director of the Plastic Plant, Deputy Manager of Plastics Division of the Company, Director of the Petrochemical Research Institute, Director of the Production Division of the Company, Assistant to President of the Company and Director of the Production Division. In July 2004, he was appointed Vice President of our Company. Mr. Zhang graduated in 1984 from East China Institute of Chemical Technology specializing in Petroleum Refinery and received a Master’s Degree in Petroleum Processing from the same institute in 1987. He is a qualified senior engineer.

Tang Chengjian, 53, is a Vice President of our Company. He joined the Complex in 1974, and successively held the positions of Deputy Secretary of Communist Party Committee, Trade Union Director, Deputy Director of the Thermal Power Plant of the Complex, Director of Thermal Power Plant of the General Thermal Power Unit of the Company, Deputy Director and Director of the Company’s General Thermal Power Unit. He was appointed the Vice President of our Company in July 2004. Mr. Tang graduated in 1974 from Shanghai Power Technology School with a specialization in power plant steam turbines and graduated from Shanghai Power College in power plant and power systems in 1986. In 1991, he graduated from Shanghai No. 2 Industry University majoring in project management; he earned an MBA from the China Europe International Business School in 2001. He is a qualified engineer.

Zhang Jingming, 51, is the Secretary of the Board of Directors and General Legal Counsel. Mr. Zhang joined the Complex in 1978 and has held various positions including Project Manager and Deputy Director of the International Department, Securities Affairs Representative in Hong Kong and Deputy Director of the Board Secretariat. In June 1999, Mr. Zhang was concurrently appointed as Secretary to the Board of Directors and Director of the Board Secretariat. In June 2001, Mr. Zhang was appointed Director of Strategy Research Department of the Company. In January 2005, Mr. Zhang was appointed General Counsel of the Company. In 1987, Mr. Zhang graduated from the Shanghai International Studies University majoring in English. During the period from 1992 to 1993, he was enrolled in graduate courses for the fourth Sino-British joint MBA program at Northwestern Polytechnic University and later on, Mr. Zhang earned an MBA degree from the University of Hull in the United Kingdom in July 1995. In 2002, Mr. Zhang completed his graduate courses in international economic law at East China University of Political Science and Law. He is a senior economist by professional title.

B. Compensation.

The aggregate amount of cash compensation we paid to our directors, supervisors and executive officers during the year ended December 31, 2008 was approximately RMB4.828 million. In addition, directors and supervisors who are also officers or employees receive certain other benefits-in-kind, such as subsidized or free health care services, housing and transportation, which large Chinese enterprises customarily provide to their employees. No benefits are payable to members of the board or the Supervisory Committee or the executive officers upon termination of their relationship with us.

The following table sets forth the compensation on an individual basis for our directors, supervisors and executive officers who received compensation from us in 2008.

Name	Position with the Company	Remuneration in 2008 (RMB’000) (before tax)
Rong Guangdao	Chairman of the Board of Directors and President	481
Du Chongjun	Vice Chairman of the Board of Directors and Vice President	481
Han Zhihao	Director and Chief Financial Officer	408
Li Honggen	Director and Vice President	408
Shi Wei	Director and Vice President	412
Dai Jinbao	Director	215
Lei Dianwu	External Director	0
Xiang Hanyin	External Director	0
Chen Xinyuan	Independent Director	115
Sun Chiping	Independent Director	115
Jiang Zhiquan	Independent Director	115
Zhou Yunnong	Independent Director	115
Gao Jinping	Chairman of the Supervisory Committee	407
Zhang Chenghua	Supervisor	220
Wang Yanjun	Supervisor	217
Zhai Yalin	External Supervisor	0
Wu Xiaoqi	External Supervisor	0
Liu Xiangdong	Independent Supervisor	0
Yin Yongli	Independent Supervisor	0
Zhang Jianping	Vice President	404
Tang Chengjian	Vice President	408
Zhang Jingming	Company Secretary and Corporate Counsel	291

C. Board Practices.

Board of Directors

Our board of directors consists of twelve members. Our directors are elected at meetings of our shareholders, and, unless they resign at an earlier date, are deceased or removed, will serve three-year terms. The directors shall be eligible for reelection upon expiry of their terms of office, however, the combined tenure of an independent director may not exceed a total of six years. The term of our current board of directors will expire in 2011. None of our directors have entered into any service contracts with us or any of our subsidiaries providing for benefits upon termination of appointment or employment (with the exception of compensation required by Chinese labor law).

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

Summary Corporate Governance Differences

There are significant differences between our corporate governance practices and those of U.S. issuers listed on the New York Stock Exchange. Pursuant to Section 303A.11 of the NYSE listing Manual, we have disclosed certain of these differences on our website at www.spc.com.cn/enspc/spc/newsroomlook.php?Did=1650&cid=69dD1ev=5 and in Item 16F Corporate Governance.

D. Employees.

As of December 31, 2008, we had 17,597 employees.

The following table shows the approximate number of employees we had at the end of our last three years by the principal business function they performed:

	December 31,
	2006	2007	2008
Management	1,580	1,533	1,355
Engineers, technicians and factory personnel	14,163	11,067	9,795
Accounting, marketing and other	7,179	6,652	6,447

Total	22,922	19,252	17,597

Approximately 38.39% of our work force are graduates with an associate degree or higher. In addition, we offer our employees opportunities for education and training based upon our development and the individual performance of each employee.

A system of labor contracts has been adopted in our company. The contract system imposes discipline, provides incentives to adopt better work habits and gives us greater management control over our work force. We believe that by linking remuneration to productivity, the contract system has also improved employee morale. As of December 31, 2008, almost all of the work force was employed pursuant to labor contracts which specify the employee’s position, responsibilities, remuneration and grounds for termination. The contracts generally have short terms of one to five years and may be renewed with the agreement of both parties. The remaining personnel are employed for an indefinite term.

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

Total remuneration of our employees includes salary and bonuses. Employees also receive certain benefits in terms of housing, education and health services that we subsidize, and other miscellaneous subsidies. In 2008, we paid RMB1,161 million in employment costs.

In compliance with Shanghai regulations, we and our employees participate in a defined contribution government pension scheme under which all employees upon retirement are entitled to receive pensions. Pursuant to government regulations, we established a supplementary defined contribution retirement scheme for all employees in 1995. This scheme provides for a supplementary pension funded by voluntary payments by employees that are matched by payments we make. Each year’s level of matching payments is based upon our profitability and the employee’s performance and attitude. The supplementary pension is intended to provide a further incentive to employees. The Company is responsible for the retirement insurance of 12,559 employees.

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

E. Share Ownership.

The following table shows the ownership interests of our Directors, Supervisors and senior officers in our shares as of March 1, 2009. All shares indicated are A shares and are directly owned by the relevant persons. In each case, they represent less than 1% of the outstanding A shares. No change in shareholdings occurred. Except as disclosed below, none of the Directors, Supervisors or senior officers or their affiliates had any other beneficial interest in our issued share capital as of March 1, 2009.

Name	Position	Shares held at March 1, 2009
Rong Guangdao	Chairman and President	3,600
Du Chongjun	Vice Chairman and Vice President	1,000
Han Zhihao	Director and Chief Financial Officer	0
Li Honggen	Director and Vice President	0
Shi Wei	Director and Vice President	0
Dai Jinbao	Director	0
Lei Dianwu	External Director	0
Xiang Hanyin	External Director	0
Sun Chiping	Independent Director	0
Jiang Zhiquan	Independent Director	0
Zhou Yunnong	Independent Director	0
Chen Xinyuan	Independent Director	0
Gao Jinping	Chairman of Supervisory Committee	0
Zhang Chenghua	Supervisor	0
Wang Yanjun	Supervisor	0
Zhai Yalin	External Supervisor	0
Wu Xiaoqi	External Supervisor	0
Liu Xiangdong	Independent Supervisor	0
Yin Yongli	Independent Supervisor	0
Zhang Jianping	Vice President	0
Tang Chengjian	Vice President	0
Zhang Jingming	Company Secretary	0

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

The table below sets forth information regarding ownership of our capital stock as of March 1, 2009 by (i) all persons who we know own more than five percent of our capital stock and (ii) our officers and directors as a group. We are not aware that any such shareholder had voting rights different from those of our other shareholders.

Title of Class	Identity of Person or Group	Number of Shares Held	Percent of Total Share Capital
Domestic Shares	China Petroleum & Chemical Corporation(1)	4,000,000,000	55.56%
H Shares	HKSCC nominees Ltd.	2,300,260,101	31.95%
A Shares	Directors and Officers	4,600	less than 1%

(1).	This company is controlled by China Petrochemical Corporation which is itself controlled by the Chinese government.

As of April 1, 2009, a total of 2,330,000,000 H Shares were outstanding. As of April 1, 2009, a total of 2,494,532 ADSs, representing the equivalent of 249,453,200 H Shares, were outstanding and held by 113 holders of record. A total of 720,000,000 A Shares were outstanding on April 1, 2009.

To the best of our knowledge, except as disclosed above, we are not directly or indirectly controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

We are not aware of any arrangement that may at a subsequent date result in a change of control of our company.

B. Related Party Transactions.

Intercompany service agreements and business-related dealings

We have entered into transactions with each of Sinopec Corp, Sinopec Group and its predecessor, Sinopec, JI and their respective affiliated entities, all of which are our affiliates, and will continue to enter into transactions with each of Sinopec Corp, Sinopec Group and their affiliated entities. Transactions with Sinopec Corp and its affiliated entities primarily include procurement of crude oil and certain raw materials, sale of our petroleum products and some of our petrochemical products, sale of our petrochemical products as our exclusive sale agent, and provision of related services to us.

We entered into a Mutual Product Supply and Sales Services Framework Agreement with Sinopec Corp and a Comprehensive Services Framework Agreement with Sinopec Group upon approval and authorization by the 2007 Extraordinary General Meeting held on December 13, 2007. During the reporting period, pursuant to the Mutual Product Supply and Sales Service Framework Agreement, we purchased raw materials from, and sell petroleum products and petrochemicals as well as lease properties to, Sinopec Corp and its associates, and Sinopec Corp and its associates act as sales agents for our petrochemical products. Under the Comprehensive Services Framework Agreement, we accept construction and installation, engineering design, insurance agency and financial services relating to the petrochemical industry provided by Sinopec Corp and its associates. The directors, including each of the independent non-executive directors confirm that these continuing connected transactions were conducted in accordance with the terms of the Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreements throughout 2008. The transaction amounts of the relevant connected transactions did not exceed the caps in relation to the continuing connected transactions approved at the 2007 Extraordinary General Meeting held on December 13, 2007.

The purchases by us of crude oil and related materials from, and sales of petroleum products by us to, Sinopec Corp and its associates were conducted in accordance with the State’s relevant policy and applicable State tariffs or State guidance prices. As long as the State does not lift its control over purchases of crude oil, sales of petroleum products and pricing thereof, such connected transactions will continue to occur. We sell petrochemicals to Sinopec Corp and its associates and Sinopec Corp and its associates act as agents for the sale of petrochemicals in order to reduce our inventories, expand their trading, distribution and sales networks and improve our bargaining power with our customers. We lease part of the properties to Sinopec Corp and its associates. We accept construction and installation, engineering design, insurance agency and financial services relating to the petrochemical industry from Sinopec Group and its associates in order to secure steady and reliable services at reasonable prices.

Type of transactions	Related parties	Amount	Unit: RMB’000 Percentage of total amount of the type of transaction
			(%)
Income from sale of products and services	Sinopec East China Company	24,682,129	40.98
	Other related parties	5,226,157	8.68
Purchases	Sinopec Transport and Storage Company	28,986,447	48.72
	Other related parties	14,356,008	24.13
Installation fees	Sinopec and its subsidiaries	114,878	76.73
Transportation costs	Sinopec Transport and Storage Company	300,948	72.57

This includes an amount of RMB27,871,756,040 for the connected transactions in respect of the sale of products or the provision of labor services to the controlling shareholder and its subsidiaries by the listed company during 2008.

Other related party transactions

We transferred to Sinopec Corp. a 81.97% equity interest owned by our wholly owned subsidiary Shanghai Petrochemical Investment Development Company Limited in Shanghai Jin Hua Industrial Company Limited for a consideration of RMB61,600,400. The relevant transfer agreement was entered into on February 8, 2006. The transaction generated a gain of RMB24,307,946 in 2006. The pricing principle was determined on the basis of a valuation report prepared by a qualified asset valuation company independent of the Company and Sinopec Corp. and upon arm’s length negotiations between the parties. On the asset disposal date, the book value of the assets was RMB37,292,454, while the appraised value of the assets was RMB53,600,422 as at March 31, 2005.

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

HKSE connected transactions rules

We are required by HKSE listing rules to obtain advance shareholder approval for certain transactions with related parties such as Sinopec Group, Sinopec Corp, or its associates. We comply with such HKSE listing rules by obtaining advance shareholder approval at least every three years for the renewal of our framework agreements (e.g. the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement) with Sinopec Group and Sinopec Corp for setting maximum aggregated annual values spent on the supply of products and services under these agreements. The independent non-executive directors will need to confirm each year, upon reviewing our continuing connected transaction, that these transactions are conducted in the ordinary and usual course of our business, on normal commercial terms and in accordance with the terms of these agreements.

C. Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

Please see Item 17. Financial Statements for our audited consolidated financial statements filed as part of this annual report.

Please see Item 17. Financial Statements for the separate financial statements and notes for Shanghai Secco Petrochemical Co., Ltd., which are being filed pursuant to Rule 3-09 of Regulation S-X.

Export Sales

In 2008, export sales accounted for RMB225.4 million (US$33.0million) or 0.38% of our total net sales.

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

We expect to continue to pay dividends, although there can be no assurance as to the particular amounts that might be paid from year to year. Payment of future dividends will depend upon our revenue, financial condition, future earnings and other factors. See Item 5. Operating and Financial Review and Prospects and Item 3. Key Information — Selected Financial Data — Dividends.

B. Significant Changes.

No significant change has occurred since the date of the financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING.

A. Offer and Listing Details

Set forth below is certain market information relating to our H Shares, ADSs and A Shares for the periods indicated.

	Price per H Share		Price per ADS		Price per A Share
	(HK$)		(US$)		(RMB)
	High	Low	High	Low	High	Low
2004	4.07	1.86	53.90	24.30	8.15	4.37
2005	3.58	2.25	45.20	29.55	5.07	3.11

2006	5.00	2.97	64.60	38.60	7.18	4.03
2007	7.38	3.26	102.77	31.37	22.49	6.05

2008	5.00	2.97	64.60	38.60	7.18	4.03
2007
First Quarter	4.42	3.49	54.90	44.55	9.65	6.05
Second Quarter	6.18	3.99	75.95	51.50	15.77	8.70
Third Quarter	6.54	3.26	84.50	46.10	20.42	10.55
Fourth Quarter	7.38	4.20	102.77	54.74	22.49	14.48

2008
First Quarter	4.88	2.37	61.88	31.37	13.64	9.21
Second Quarter	3.50	2.63	44.71	33.93	9.68	6.41
Third Quarter	2.80	1.60	34.99	20.15	7.02	4.59
Fourth Quarter	2.25	1.10	28.99	14.50	5.87	3.58

2009
First Quarter	2.22	1.61	28.72	20.75	6.66	5.06

Most Recent Six Months
November 2008	1.84	1.29	24.06	16.59	4.85	3.58
December 2008	2.25	1.58	28.99	19.77	5.87	4.56
January 2009	2.22	1.73	28.72	21.81	5.63	5.06
February 2009	2.07	1.75	27.08	22.24	6.50	5.36
March 2009	2.16	1.61	27.28	20.75	6.66	5.33
April 2009	2.93	1.94	38.00	27.26	8.32	6.27

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

In addition, upon the listing of and for so long as the H shares are listed on the HKSE, we will be subject to those relevant ordinances, rules and regulations applicable to companies listed on the HKSE, the Securities and Futures Ordinance and the Codes on Takeovers and Mergers and Share Repurchases.

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

Dividend payments may be subject to Chinese withholding tax. See Item 10. Additional Information — Taxation.

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

Shareholders are entitled to attend and vote at meetings either in person or by proxy. Proxy authorization forms must be in writing and deposited at our company’s principal offices, or at such other place specified in the notice of shareholders meeting not less than 24 hours before the time that such meeting will be held or the time appointed for passing upon the relevant resolutions. If a proxy authorization form is signed by a third party on behalf of the relevant shareholder, then such proxy authorization form must be accompanied by the signature authorization letter or other such document authorizing such third party to sign on behalf of the shareholder.

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

For a Corporation

According to the Enterprise Income Tax Law of the People’s Republic of China (“Enterprise Income Tax Law “) and its implementation rules, effective January 1, 2008, dividends by Chinese resident enterprises to non-resident enterprises are ordinarily subject to a Chinese withholding tax levied at a flat rate of 10%. For purposes of the Enterprise Income Tax Law, a “Chinese resident enterprise” is an enterprise which is either (i) set up in China in accordance with PRC laws or (ii) set up in accordance with the laws of a foreign country (region) but whose actual administrative headquarters is in China. For purposes of the Enterprise Income Tax Law, a “non-resident enterprise” is an enterprise which is set up in accordance with the laws of a foreign country (region) and whose actual administrative headquarters is located outside China but which has either (i) set up a legal presence in China or (ii) has income originating from China despite not having formally set up a legal presence in China. The State Administration of Taxation issued a Circular on Issues Relating to the Withholding of Enterprise Income Tax for Dividends Distributed by Resident Enterprises in China to Non-resident Enterprises Holding H-shares of the Enterprises (Guo Shui Huan [2008] No. 897)(“Circular No. 897”) on November 6, 2008, which further clarifies that Chinese resident enterprises should, in distributing dividends for 2008 or any year hereafter to non-resident enterprises holding H-shares of the Chinese resident enterprise, withhold enterprise income tax for such dividends at a tax rate of 10%. After receiving dividends, non-resident enterprises holding H-shares of any Chinese resident enterprise can, on their own or through an agent, file an application to the relevant taxation authorities for such dividends to be covered by any applicable tax treaty (or other arrangement). The relevant taxation authorities should, upon reviewing and verifying the application and supporting materials to be correct, refund the difference between the tax levied and the tax payable calculated at a tax rate specified by the applicable tax treaty (or other arrangement).

Capital Gains Tax

According to the Individual Income Tax Law, the Enterprise Income Tax Law, and their respective implementing regulations, capital gains recognized by foreign individuals and foreign corporations, with respect to their sale of equity shares of Chinese companies, are ordinarily subject to Chinese tax, purportedly in the form of withholding tax, at a flat rate of 20% and 10% respectively.

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

In the event that the Tax Notice is withdrawn, Chinese tax, at a rate of 20% for individuals or 10% for corporations may be imposed in accordance with the Individual Income Tax Law, the New Enterprise Income Tax Law, and their respective implementing regulations, subject to reduction by an applicable income tax treaty.

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

ADSs

As it relates to the ADSs, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

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

In addition, for dividends to be treated as QDI, we must not be a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year. We do not believe that we were a PFIC for the preceding taxable year or will be a PFIC for the current taxable year. However, please see the discussion under “Passive Foreign Investment Company” below. Additionally, in order to qualify for QDI treatment, you generally must have held the H Shares or ADSs for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date. However, your holding period will be reduced for any period during which the risk of loss is diminished.

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

Distributions will constitute foreign source income for foreign tax credit limitation purposes. The foreign tax credit limitation is calculated separately with respect to specific classes of income. For this purpose, distributions characterized as dividends distributed by us will generally constitute “passive category income” or, in the case of certain U.S. Holders, “general category income.” Special limitations may apply if a dividend is treated as QDI (as defined above).

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

Dispositions of H Shares or ADSs

Subject to the discussion in “Passive Foreign Investment Company” below, you generally will recognize taxable gain or loss realized on the sale or other taxable disposition of H Shares or ADSs equal to the difference between the U.S. dollar value of (i) the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis in the H Shares or ADSs. Such gain or loss will be a capital gain or loss.

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

Certain “look through” rules apply for purposes of the income and asset tests described above. If we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we generally will be treated as if we (a) held directly a proportionate share of the other corporation’s assets, and (b) received directly a proportionate share of the other corporation’s income. In addition, passive income does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to income of such related person that is not passive income.

Under the income and asset tests, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change. In determining that we are not a PFIC, we are relying on our projected revenues and projected capital expenditures. If our actual revenues and capital expenditures do not match our projections, we may become a PFIC. For example, if we do not spend enough of the cash (a passive asset) we raise from any financing transactions we may undertake, the relative percentage of our passive assets will increase. In addition, our determination is based on a current valuation of our assets. We believe our valuation approach is reasonable. However, it is possible that the IRS will challenge the valuation of our assets, which may result in our being a PFIC.

We do not believe that we are currently a PFIC. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year or that the IRS will not challenge our determination concerning our PFIC status.

Default PFIC Rules under Section 1291 of the Code. If we are treated as a PFIC with respect to a U.S. Holder, the U.S. federal income tax consequences to a U.S. Holder of the ownership and disposition of H Shares or ADSs will depend on whether such U.S. Holder makes an election to treat us as a qualified electing fund (“QEF”) under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder owning H Shares or ADSs while we were or are a PFIC that has not made either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

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

If we are treated as a PFIC in any year with respect to you, you will be required to file an annual return on IRS Form 8621 regarding distributions received on H Shares or ADSs and any gain realized on the disposition of H Shares or ADSs.

QEF Election. If you own (or owned) H Shares or ADSs while we are (or were) a PFIC and make a QEF Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Instead, you will be subject to current U.S. federal income tax on your pro rata share of our ordinary earnings and net capital gain, regardless of whether such amounts are actually distributed to you by us. However, you can make a QEF Election only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

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

If you own (or owned) H Shares or ADSs while we are (or were) a PFIC and make a Mark-to-Market Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Rather, you generally will be required to recognize ordinary income for any increase in the fair market value of the ADSs for each taxable year that we are a PFIC. You will also be allowed to deduct as an ordinary loss any decrease in the fair market value to the extent of net marked-to-market gain previously included in prior years. Your adjusted tax basis in the ADSs will be adjusted to reflect the amount included or deducted.

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

If distributions are effectively connected with a U.S. trade or business (and, if applicable, attributable to a U.S. permanent establishment), you generally will be subject to tax on such distributions in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders — Distributions on H Shares or ADSs” above. In addition, any such distributions received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

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

If you meet the test in clause (i) above, you generally will be subject to tax on any gain that is effectively connected with your conduct of a trade or business in the United States in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders — Dispositions of H Shares or ADSs” above. Effectively connected gain realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Sensitivity

We are subject to risk resulting from fluctuations in interest rates. Our debts are fixed and variable rate bank and other loans, with original maturities ranging from 1 to 13 years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. We have no program of interest rate hedging activities and did not engage in any such activities in 2008 or 2007.

The following table provides information, by maturity date, regarding our interest rate sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of December 31, 2008 and 2007.

	As of December 31, 2008
	2009	2010	2011	2012	2013	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—
In RMB	5,230,000	100,000	100,000	—	200,000	5,630,000	5,635,091
Average interest rate (1)	5.08%	6.80%	5.10%	—	5.27%	5.12%	—

Variable rate bank and other loans
In U.S. Dollars	4,093,204	—	—	—	—	4,093,204	4,093,204
Average interest rate (1)	5.26%	—	—	—	—	5.26%	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

	As of December 31, 2007
	2008	2009	2010	2011	2012	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	9,097	—	—	—	—	9,097	8,641
Average interest rate	1.80%	—	—	—	—	1.80%	—
In RMB	3,445,300	85,000	100,000	—	—	4,030,300	4,015,929
Average interest rate (1)	5.41%	6.88%	5.91%	—	—	5.60%	—

Variable rate bank and other loans
In U.S. Dollars	612,642	—	—	—	—	612,642	612,642
Average interest rate (1)	5.77%	—	—	—	—	5.77%	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

Exchange Rate Sensitivity

We are also exposed to foreign currency exchange rate risk as a result of our foreign currency denominated short-term debt, long-term debt and, to a limited extent, cash and cash equivalents denominated in foreign currencies. In 2008, we entered into forward exchange contracts with notional amounts of USD 460.2 million to manage foreign currency exposure related to short-term and long-term debts denominated in US dollars. We had no program of foreign currency hedging activities and did not engage in any foreign currency hedging activities in 2007.

The following table provides information, by maturity date, regarding our foreign currency exchange rate sensitive financial instruments, which consist of cash and cash equivalents, short-term and long-term debt obligations as of December 31, 2008 and 2007.

	As of December 31, 2008
	2009	2010	2011	2012	2013	Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments

Cash and cash equivalents:
In Hong Kong Dollars	11,912	—	—	—	—	—	11,912	11,912
In U.S. Dollars	318	—	—	—	—	—	318	318
In Euro	—	—	—	—	—	—	—	—
In Japanese Yen	—	—	—	—	—	—	—	—
In Swiss Frank	840	—	—	—	—	—	840	840

Other debtors
Forward contracts receivable	97,644	—	—	—	—	—	97,644	97,644

Debt:
Fixed rate bank and other loans in U.S. Dollars	—	—	—	—	—		—	—
Average interest rate	—	—	—	—	—		—	—
Variable rate bank and other loans in U.S. Dollars	4,093,204	—	—	—	—		4,093,204	4,093,204
Average interest rate (1)	5.26%	—	—	—	—		5.26%	—
Interest free bank and other loans in U.S. Dollars	4,921	2,460	2,461	—	—		9,842	8,884

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

	As of December 31, 2007
	2008	2009	2010	2011	2012	Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments

Cash and cash equivalents:
In Hong Kong Dollars	12,382	—	—	—	—	—	12,382	12,382
In U.S. Dollars	347	—	—	—	—	—	347	347
In Euro	—	—	—	—	—	—	—	—
In Japanese Yen	—	—	—	—	—	—	—	—
In Swiss Frank	841	—	—	—	—	—	841	841

Debt:
Fixed rate bank and other loans in U.S. Dollars	9,097	—	—	—	—	—	9,097	8,641
Average interest rate	1.80%	—	—	—	—		1.80%	—
Variable rate bank and other loans in U.S. Dollars	612,642	—	—	—	—		612,642	612,642
Average interest rate (1)	5.77%	—	—	—	—		5.77%	—
Interest free bank and other loans in U.S. Dollars	2,630	2,630	2,630	6,629	—		10,519	9,150

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

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

Our management assessed the effectiveness of our internal control over financial reporting based upon the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2008. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008 based on these criteria.

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

C. Report of Independent Registered Public Accounting Firm.

The Board of Directors and Shareholders of

Sinopec Shanghai Petrochemical Company Limited:

We have audited Sinopec Shanghai Petrochemical Company Limited and subsidiaries (the “Group”)’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Group as of December 31, 2007 and 2008, and the related consolidated statements of operations, equity and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated March 27, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG

Hong Kong, China

March 27, 2009

D. Changes in internal control over financial reporting.

For the year ended December 31, 2008, there have been no significant changes to our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the fees charged by KPMG, our principal accountant, for certain services rendered to us during 2007 and 2008.

	For the year ended December 31,
	(in thousands of RMB)
	2007	2008
Audit fees (1)	8,727	8,310
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All other fees (4)	—	—

Total	8,727	8,310

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services rendered by our principal auditors for the audit of our financial information.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by the our principal accountant, other than the services reported under audit fees, audit-related fees and tax fees.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Set forth below is a summary of the significant differences between the corporate governance rules of the New York Stock Exchange and those of the People’s Republic of China for listed companies:

	NYSE Corporate Governance Rules	The Company’s Corporate Governance Practices (which conform with the corporate governance rules for companies organized and listed in the People’s Republic of China)
Director Independence	A listed company must have a majority of independent directors on its board of directors. The board of directors needs to affirmatively determine that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). In addition, a director must meet certain standards to be deemed independent.

It is required in China that any listed company must have independent directors and set forth specific requirements for the qualification and election of independent directors in compliance with PRC laws. For example, an independent director shall not hold any other position in the listed company other than being a director and shall not be influenced by the main shareholders or the controlling persons of the listed company, or by any other entities or persons with whom the listed company has a significant relationship.

The Company has complied with the relevant Chinese corporate governance rules and has implemented internal rules governing the independence and responsibilities of independent directors. The Company determines the independence of independent directors every year.

	The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	No similar requirements.

Nominating/Corporate Governance Committee	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	The board of directors can establish a nominating committee if the shareholders pass resolutions to establish such a committee. A majority of the directors on the committee shall be independent directors, who shall act as the convener. As of now, the Company has not set up a nominating committee.

	The nominating/corporate governance committee must have a written charter that addresses the committee’s purposes and responsibilities which, at minimum, must be to: search for eligible people for the board of directors, select and nominate directors for the next session of the shareholders’ annual meeting, study and propose corporate governance guidelines, supervise the evaluation of the board of directors and management, and evaluate the performance of the committee every year.	Relevant responsibilities of the nominating/corporate governance committee are similar to those stipulated by the NYSE rules, but the main responsibilities do not include the research and recommendation of corporate governance guidelines, the supervision of the evaluation of the board of directors and management, or the annual evaluation of the committee.

Compensation Committee	Listed companies must have a compensation committee composed entirely of independent directors.	The board of directors can establish a compensation and assessment committee if the shareholders pass resolutions to establish such a committee. A majority of the directors on the committee shall be independent directors, who shall act as the convener.

The purposes and responsibilities of the compensation committee stated in its charter must include the following:

(1) review and approve the corporate goals associated with CEO’s compensation, evaluate the performance of the CEO in fulfilling these goals, and based on such evaluation determine and approve the CEO’s compensation level;

(2) make recommendations to the board with respect to non-CEO executive officer compensation, and incentive-compensation and equity-based plans that are subject to board approval;

(3) produce a committee report on executive compensation as required by the SEC to be included in the annual proxy statement or annual report filed with the SEC.

The charter must also include the requirement for an annual performance evaluation of the compensation committee.

The responsibilities of the compensation and assessment committee include:

(1) review the standards for the evaluation of directors and management, evaluate directors and management and report the results of such evaluation to the board of directors;

(2) review compensation policies and benefit plans for directors and executive officers.

Unlike the NYSE rules, the PRC rules do not require the committee to produce a report on the executive compensation or make an annual performance evaluation of the committee. In addition, the compensation committee evaluates and reviews the compensation of directors as well as executive officers.

The board of directors of the Company has established a compensation and performance evaluation committee composed mainly of independent directors who act as the convener, and the committee has established a written charter complying with the domestic corporate governance rules.

Audit Committee

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 of Securities Exchange Act of 1934 (the “Exchange Act”). It must have a minimum of three members, and all audit committee members must satisfy the requirements for independence set forth in Section 303A.02 of NYSE Corporate Governance Rules as well as the requirements of Rule 10A-3b(1) of the Exchange Act.

The written charter of the audit committee must specify that the purpose of the audit committee is to assist the board oversight of the integrity of financial statements, the company’s compliance with legal and regulatory requirements, qualifications and independence of independent auditors, the performance of the listed company’s internal audit function and the appointment and retention of independent auditors.

The written charter must also require the audit committee to prepare an audit committee report as required by the SEC to be included in the listed company’s annual proxy statement as well as an annual performance evaluation of the audit committee.

The board of directors of a listed company can, through the resolution of the shareholders’ meeting, establish an audit committee composed entirely of directors, of which the independent directors are the majority and act as the convener, and, at minimum, one independent director is an accounting professional.

The purpose, authority and responsibilities of the audit committee are similar to those stipulated by the NYSE rules, but according to customary practices in China, the Company is not required to make an annual performance evaluation of the audit committee, and the audit committee is not required to prepare an audit report to be included in the Company’s annual proxy statement. The board of directors of the Company has established an audit committee that satisfies Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and relevant domestic requirements. The audit committee has a written charter.

	Each listed company must have an internal audit department.	China has a similar regulatory provision, and the Company has an internal audit department.

Equity Compensation	Shareholders must be given the opportunity to vote on equity compensation plans and material revisions thereto, except for employment incentive plans, certain awards and plans in the context of mergers and acquisitions.	The relevant regulations of China require the board of directors propose plans on the amount and types of director compensation for the shareholders’ meeting to approve. The compensation plan of executive officers shall be approved by the board and announced at the shareholders’ meeting and disclosed to the public upon the approval of the board of directors.

Corporate Governance Guidelines	Listed companies must adopt and disclose corporate governance guidelines involving director qualification standards, director compensation, director continuing education and annual performance evaluation of the board of directors.

The China Securities Regulatory Commission (the “CSRC”) has issued the Corporate Governance Rules, prescribing detailed guidelines on directors of the listed companies, including director selection, the structure of the board of directors and director performance evaluation.

The Company has complied with the above mentioned rules.

Code of Ethics for Directors, Officers and Employees	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	There is no such requirement for a code for ethics in China. As the directors and officers of the Company have all signed a Director Service Agreement, however, they are bound by their fiduciary duties to the Company. In addition, the directors and officers must perform their legal duties in accordance with the Company Law of the PRC, relevant requirements of CSRC and Mandatory Provisions to the Charter of Companies Listed Overseas.

	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards and he or she must promptly notify the NYSE on writing of any material non-compliance with any applicable provisions of Section 303A.	No similar requirements.

PART III

ITEM 17. FINANCIAL STATEMENTS.

See pages F-1 to F-63.

Separate financial statements and notes thereto for Shanghai Secco Petrochemical Co., Ltd. are being filed pursuant to Rule 3-09 of Regulation S-X. See pages F-64 to F-107.

ITEM 18. FINANCIAL STATEMENTS.

We have elected to provide the financial statements and related information specified in Item 17 in lieu of the information called for by this Item 18.

ITEM 19. EXHIBITS

No.	Exhibit
1.1	Translation of the Articles of Association of Sinopec Shanghai Petrochemical Company Limited (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F/A (File No. 1-12158) filed with the Commission on August 20, 2008).

4.1	Translation of the Product Supply and Sales Services Framework Agreement dated as of October 19, 2007 between Sinopec Shanghai Petrochemical Company Limited and China Petroleum & Chemical Corporation (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F/A (File No. 1-12158) filed with the Commission on August 20, 2008).

4.2	Translation of the Comprehensive Services Framework Agreement dated as of October 19, 2007 between Sinopec Shanghai Petrochemical Company Limited and China Petroleum & Chemical Corporation (incorporated by reference to Exhibit 4.2 of our annual report on Form 20-F/A (File No. 1-12158) filed with the Commission on August 20, 2008).

12.1	Certification of Chairman Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chairman Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: May 19, 2009	/s/ Rong Guangdao
Rong Guangdao, Chairman

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Index

Years Ended December 31, 2006, 2007 and 2008

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Sinopec Shanghai Petrochemical Company Limited:

We have audited the accompanying consolidated balance sheets of Sinopec Shanghai Petrochemical Company Limited and subsidiaries (the “Group”) as of December 31, 2007 and 2008, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sinopec Shanghai Petrochemical Company Limited and subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 27, 2009 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

KPMG

Hong Kong, China

March 27, 2009

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2007 and 2008

(Amounts in thousands)

		December 31,
		2007	2008
	Note	Renminbi	Renminbi
Assets
Current assets:
Cash and cash equivalents		893,165	627,685
Inventories	14	5,197,849	4,492,215
Amounts due from related companies	28	515,222	277,777
Trade debtors, net	15	212,257	89,086
Bills receivable		1,757,131	532,580
Other debtors and prepayments	16	262,918	484,475
Income tax recoverable		98,222	7,533

Total current assets		8,936,764	6,511,351

Non-current assets:
Property, plant and equipment, net	17	14,977,237	13,272,899
Investment property	18	512,793	492,690
Construction in progress	19	962,313	1,854,154
Lease prepayments and other assets		649,337	604,163
Interest in associates and jointly controlled entities	20	3,068,135	2,545,978
Other investments	21	714,427	289,657
Deferred tax assets	11(b)	9,629	1,962,135
Goodwill	22	22,415	—

Total non-current assets		20,916,286	21,021,676

Total assets		29,853,050	27,533,027

Liabilities and Shareholders’ Equity
Current liabilities:
Loans and borrowings	23	4,091,969	9,372,725
Amounts due to related companies	28	904,870	1,752,647
Trade creditors		1,504,454	1,272,811
Bills payable		300,575	263,443
Accrued expenses and other creditors		1,442,284	679,415
Income tax payable		17,580	1,679

Total current liabilities		8,261,732	13,342,720

Non-current liabilities:
Loans and borrowings	23	639,289	429,021

Total non-current liabilities		639,289	429,021

Total liabilities		8,901,021	13,771,741

Shareholders’ equity:
Share capital	24	7,200,000	7,200,000
Share premium and reserves	25	13,448,038	6,296,933

Total equity attributable to equity shareholders of the Company		20,648,038	13,496,933

Minority interests		303,991	264,353

Total equity		20,952,029	13,761,286

Total liabilities and shareholders’ equity		29,853,050	27,533,027

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Operations

For the years ended December 31, 2006, 2007 and 2008

(Amounts in thousands, except per share data)

		Years ended December 31,
		2006		2007			2008
	Note	Renminbi		Renminbi			Renminbi
Sales			50,599,485		55,328,384		60,226,859
Less Sales taxes and surcharges			(681,362)		(1,073,695)		(897,088)

Net sales			49,918,123		54,254,689		59,329,771
Other income	4		282,142		93,900		2,312,227
Cost of sales	5		(49,182,232)		(52,646,516)		(68,556,447)

Gross profit/(loss)			1,018,033		1,702,073		(6,914,449)
Selling and administrative expenses			(521,990)		(504,712)		(467,987)

			496,043		1,197,361		(7,382,436)
Other operating income	6		297,394		216,553		145,191
Other operating expenses	7		(240,530)		(521,258)		(580,019)

Income/(loss) from operation			552,907		892,656		(7,817,264)

Financial income			137,997		82,280		227,533
Financial expenses			(303,386)		(260,206)		(557,971)

Net financing costs	9		(165,389)		(177,926)		(330,438)

Investment income	10		—		770,725		131,772

Share of profits of associates and jointly controlled entities			576,682		665,897		1,492

Earnings/(loss) before income tax			964,200		2,151,352		(8,014,438)
Income tax	11(a)		(53,238)		(468,216)		1,812,711

Net income/(loss)			910,962		1,683,136		(6,201,727)

Attributable to:
Equity shareholders of the Company			844,407		1,634,080		(6,238,444)
Minority interests			66,555		49,056		36,717

Net income/(loss)			910,962		1,683,136		(6,201,727)

Basic earnings/(loss) per share	12	RMB	0.12	RMB	0.23	RMB	(0.87)

Dividends attributable to the year	13(a)		288,000		648,000		—

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Equity

For the years ended December 31, 2006, 2007 and 2008

(Amounts in thousands)

	Note		Share capital	Share premium	Reserves	Retained earnings	Total equity attributable to equity shareholders of the Company	Minority interests	Total
			Renminbi	Renminbi	Renminbi	Renminbi	Renminbi	Renminbi	Renminbi
Balances at January 1, 2006			7,200,000	2,420,841	4,392,598	4,816,548	18,829,987	347,453	19,177,440
Net income recognized directly in equity:
Unrealized gain for changes in fair values of available-for-sale securities, net of deferred tax			—	—	21,949	—	21,949	—	21,949

Net income for the year recognized directly in equity			—	—	21,949	—	21,949	—	21,949
Profit attributable to shareholders			—	—	—	844,407	844,407	66,555	910,962

Total recognized income and expense			—	—	21,949	844,407	866,356	66,555	932,911
Appropriation	25		—	—	73,685	(73,685)	—	—	—
Dividends approved in respect of previous year	13	(b)	—	—	—	(720,000)	(720,000)	—	(720,000)
Dividends paid to minority shareholders			—	—	—	—	—	(77,995)	(77,995)

Balances at December 31, 2006			7,200,000	2,420,841	4,488,232	4,867,270	18,976,343	336,013	19,312,356

Balances at January 1, 2007			7,200,000	2,420,841	4,488,232	4,867,270	18,976,343	336,013	19,312,356
Net income recognized directly in equity:
Unrealized gains for changes in fair value of available-for-sale securities, net of deferred tax			—	—	842,002	—	842,002	—	842,002

Net income for the year recognized directly in equity			—	—	842,002	—	842,002	—	842,002
Transfers from equity:
Transfer to profit or loss on disposal of available-for-sale securities, net of deferred tax			—	—	(516,387)	—	(516,387)	—	(516,387)

			—	—	(516,387)	—	(516,387)	—	(516,387)
Profit attributable to shareholders			—	—	—	1,634,080	1,634,080	49,056	1,683,136

Total recognized income and expense			—	—	325,615	1,634,080	1,959,695	49,056	2,008,751
Adjustment to statutory surplus reserve	25		—	—	(36,733)	36,733	—	—	—
Appropriation	25		—	—	192,434	(192,434)	—	—	—
Dividends approved in respect of previous year	13	(b)	—	—	—	(288,000)	(288,000)	—	(288,000)
Dividends paid to minority shareholders			—	—	—	—	—	(81,078)	(81,078)

Balances at December 31, 2007			7,200,000	2,420,841	4,969,548	6,057,649	20,648,038	303,991	20,952,029

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Equity

For the years ended December 31, 2006, 2007 and 2008

(Amounts in thousands)

	Note		Share capital	Share premium	Reserves	Retained earnings	Total equity attributable to equity shareholders of the Company	Minority interests	Total
			Renminbi	Renminbi	Renminbi	Renminbi	Renminbi	Renminbi	Renminbi

Balances at January 1, 2008			7,200,000	2,420,841	4,969,548	6,057,649	20,648,038	303,991	20,952,029
Net expense recognized directly in equity:
Unrealized loss for changes in fair value of available-for-sale securities, net of deferred tax			—	—	(165,832)	—	(165,832)	—	(165,832)

Net expense for the year recognized directly in equity			—	—	(165,832)	—	(165,832)	—	(165,832)
Transfers from equity:
Transfer to profit or loss on disposal of available-for-sale securities, net of deferred tax			—	—	(98,829)	—	(98,829)	—	(98,829)

			—	—	(98,829)	—	(98,829)	—	(98,829)
(Loss)/profit attributable to shareholders			—	—	—	(6,238,444)	(6,238,444)	36,717	(6,201,727)

Total recognized income and expense			—	—	(264,661)	(6,238,444)	(6,503,105)	36,717	(6,466,388)
Appropriation	25		—	—	—	—	—	—	—
Dividends approved in respect of previous year	13	(b)	—	—	—	(648,000)	(648,000)	—	(648,000)
Dividends paid to minority shareholders			—	—	—	—	—	(76,355)	(76,355)

Balances at December 31, 2008			7,200,000	2,420,841	4,704,887	(828,795)	13,496,933	264,353	13,761,286

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2006, 2007 and 2008

(Amounts in thousands)

	Years ended December 31,
	2006	2007	2008
	Renminbi	Renminbi	Renminbi
Net cash generated from/(used in) operating activities (a)	1,696,615	1,441,998	(3,986,490)

Cash flows from investing activities:

Interest income received	56,827	46,421	59,472
Investment income received	47,596	393,062	546,333
Proceeds from disposal of property, plant and equipment	254,843	68,708	51,829
Proceeds from disposal of investments	351,178	1,114,701	153,997
Capital expenditure	(2,008,779)	(2,134,123)	(1,511,072)
Purchase of investments and addition of interests in associates	(54,206)	—	(8,039)

Net cash used in investing activities	(1,352,541)	(511,231)	(707,480)

Cash flows from financing activities:

Net proceeds from issue of corporate bonds	2,977,800	—	—
Proceeds from loans	13,936,126	17,605,887	32,528,758
Repayment of loans	(15,910,127)	(16,166,938)	(27,377,610)
Redemption of corporate bonds	(1,000,000)	(2,000,000)	—
Dividends paid to equity shareholders of the Company	(720,000)	(288,000)	(645,551)
Dividends paid to minority shareholders	(77,995)	(81,078)	(76,355)

Net cash (used in)/generated from financing activities	(794,196)	(930,129)	4,429,242

Net (decrease)/increase in cash and cash equivalents	(450,122)	638	(264,728)
Cash and cash equivalents at beginning of year	1,347,237	894,650	893,165
Effect of foreign currency exchange rate changes	(2,465)	(2,123)	(752)

Cash and cash equivalents at end of year	894,650	893,165	627,685

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to the Consolidated Statements of Cash Flows

For the years ended December 31, 2006, 2007 and 2008

(Amounts in thousands)

(a)	Reconciliation of earnings/(loss) before income tax and minority interests to net cash generated from/(used in) operations

	Years ended December 31,
	2006	2007	2008
	Renminbi	Renminbi	Renminbi
Earnings/(loss) before income tax	964,200	2,151,352	(8,014,438)
Interest income	(56,827)	(46,421)	(59,472)
Income from unlisted investments	(97,179)	(122,709)	(9,721)
Share of profits of associates and jointly controlled entities	(576,682)	(665,897)	(1,492)
Transfer from equity on disposal of available-for-sale securities	—	(770,725)	(131,772)
Interest expense	303,386	260,206	557,971
Depreciation for property, plant and equipment	1,810,990	1,687,435	1,618,478
Depreciation for investment property	12,678	14,879	13,440
Impairment losses for property, plant and equipment	50,000	200,295	440,946
Amortization of lease prepayments	29,400	16,972	16,759
Impairment loss of goodwill	—	—	22,415
Unrealized exchange gain	(78,841)	(16,535)	(70,993)
(Gain)/loss on disposal of property, plant and equipment	(19,569)	44,045	(13,166)
(Increase)/decrease in inventories	(48,278)	(1,034,593)	705,634
(Increase)/decrease in debtors, bills receivable and deposits	(585,256)	(387,688)	1,122,004
Increase/(decrease) in creditors, other creditors and bills payable	345,628	643,342	(786,918)
(Decrease)/increase in balances with related companies	(1,870)	485,161	1,159,222

Cash generated from/(used in) operations	2,051,780	2,459,119	(3,431,103)

Interest paid	(344,064)	(342,574)	(578,605)
Income tax paid	(63,386)	(674,547)	(60,699)
Income tax refund	52,285	—	83,917

Net cash generated from/(used in) operations	1,696,615	1,441,998	(3,986,490)

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

The principal activity of the Company and its subsidiaries (the “Group”) is the processing of crude oil into petrochemical products for sale. The Group is one of the largest petrochemical enterprises in the PRC, with a highly integrated petrochemical complex which processes crude oil into a broad range of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. Substantially all of its products are sold in the PRC domestic market.

1.	ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PREPARATION (continued)

At December 31, 2008, the following list contains the particulars of subsidiaries, all of which are limited companies established and operated in the PRC, which principally affected the results and assets of the Group.

Company	Registered Capital		Percentage of equity held by the Company	Percentage of equity held by subsidiaries	Principal activities
			%	%
Shanghai Petrochemical Investment Development Company Limited	RMB	800,000	100	—	Investment management

China Jinshan Associated Trading Corporation	RMB	25,000	67.33	—	Import and export of petrochemical products and equipment

Shanghai Jinchang Engineering Plastics Company Limited	US$	4,750	—	50.38	Production of polypropylene compound products

Shanghai Golden Phillips Petrochemical Company Limited	US$	50,000	—	60	Production of polypropylene products

Zhejiang Jin Yong Acrylic Fibre Company Limited	RMB	250,000	75	—	Production of acrylic fibre products

Shanghai Petrochemical Enterprise Development Company Limited	RMB	455,000	100	—	Investment management

Shanghai Golden Conti Petrochemical Company Limited	RMB	545,776	—	100	Production of petrochemical products

None of the subsidiaries have issued any debt securities.

1.	ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PREPARATION (continued)

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB.

The consolidated financial statements are prepared on the historical cost basis except for certain property, plant and equipment which are modified by the revaluation and the available-for-sale equity securities and derivative financial instruments which are stated at fair value. The accounting policies have been consistently applied by the Group.

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

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 2(u)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entities.

Any excess of the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate or a jointly controlled entity is recognized immediately in profit or loss.

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(c)	Other investments in equity securities

The Group’s policies for investments in equity securities, other than investments in associates and jointly controlled entities, are as follows:

Investments in available-for-sale equity securities are carried at fair value with any change in fair value recognized directly in equity. When these investments are derecognized or impaired, the cumulative gain or loss previously recognized directly in equity is recognized as investment income in profit or loss. Investments in equity securities, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognized in the balance sheet at cost less impairment losses (see note 2(u)).

(d)	Property, plant and equipment

Property, plant and equipment are stated in the balance sheet at cost or valuation (see note 17) less accumulated depreciation and impairment losses (see note 2(u)). Revaluations are performed with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair value at balance sheet date.

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

Depreciation is calculated to write off the costs/revalued amount of property, plant and equipment over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values, as follows:

Buildings	15 to 40 years
Plant and machinery	10 to 20 years
Vehicles and other equipment	5 to 26 years

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value are reviewed annually.

(e)	Investment property

Investment properties are properties which are owned or held under a leasehold interest either to earn rental income and/or for capital appreciation.

Investment properties are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(u)). Depreciation is provided over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values. Estimated useful life of the investment property is 40 years.

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(f)	Lease prepayments and other assets

Lease prepayments and other assets represent prepayments for land use rights and catalysts used in production. They are carried at cost less accumulated amortization and impairment losses (see note 2(u)). Lease prepayments and other assets are charged to cost of sales on a straight-line basis over the respective periods of the rights and the estimated useful lives of the catalysts.

(g)	Construction in progress

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost less government grants that compensate the Company for the cost of construction, and impairment losses (see note 2(u)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the period of construction.

Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(h)	Inventories

Inventories, other than spare parts and consumables, are carried at the lower of cost and net realizable value. Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

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

(i)	Trade receivables, bills and other receivables

Trade receivables, bills and other receivables are initially recognized at fair value and thereafter stated at amortized cost less allowance for impairment of doubtful debts (see note 2(u)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of doubtful debts.

Trade receivables, bills and other receivables are derecognized if the Group’s contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial assets to another party without retaining control or substantially all risks and rewards of the assets.

(j)	Derivative financial instruments

Derivative financial instruments are recognized initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement of derivative financial instruments to fair value, except where the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, is recognized in profit or loss.

(k)	Interest-bearing borrowings

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

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(l)	Trade and other payables

Trade and other payables are initially recognized at fair value and thereafter stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(m)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and time deposits with banks and other financial institutions with an initial term of less than three months at acquisition. Cash equivalents are stated at cost, which approximates fair value.

(n)	Translation of foreign currencies

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

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(o)	Revenue recognition

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

Gains or losses arising from the disposal of unlisted investments are determined as the difference between the net disposal proceeds and the carrying amount of the investment and are recognized as other operating income or expenses in profit or loss on the date of disposal.

Rental income from investment property is recognized as other operating income in profit or loss on a straight-line basis over the term of the lease.

(p)	Government grants

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

(q)	Net financing costs

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest income on bank deposits, gains and losses in fair value change of derivative financial instruments, foreign exchange gains and losses and bank charges.

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

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(r)	Repairs and maintenance expenses

Repairs and maintenance expenses are charged to cost of sales in the profit or loss as and when they are incurred.

(s)	Research and development costs

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

(t)	Employee benefits

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

(u)	Impairment loss

(i)	Impairment of trade accounts receivable, bills and other receivables and investments in equity securities other than investments in associates and jointly controlled entities (see note 2(u) (ii)), that do not have a quoted market price in an active market are accounted as follows:

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

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(u)	Impairment loss (continued)

(ii)	Impairment of other long-lived assets is accounted as follows:

The carrying amounts of other long-lived assets, including property, plant and equipment, construction in progress, lease prepayment, other assets and investments in associates and jointly controlled entities, are reviewed at each balance sheet date to identify indications that the asset may be impaired. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. For goodwill, the recoverable amount is estimated at each balance sheet date.

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

Management assesses at each balance sheet date whether there is any indication that an impairment loss recognized for an asset, except in the case of goodwill, in prior years may no longer exist. An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognized as income unless the asset is carried at revalued amount. Reversal of an impairment loss on a revalued asset is credited to the revaluation reserve except for impairment loss which was previously recognized as an expense in the income statement; a reversal of such impairment loss is recognized as an income. The reversal is reduced by the amount that would have been recognized as depreciation had the write-down or write-off not occurred. An impairment loss in respect of goodwill is not reversed.

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(v)	Dividends payable

Dividends are recognized as a liability in the period in which they are declared.

(w)	Income tax

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

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except differences relating to goodwill not deductible for tax purposes and the initial recognition of assets or liabilities which affect neither accounting nor taxable income. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. The effect on deferred tax of any changes in tax rates is charged or credited to the profit or loss, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited directly to equity upon initial recognition, in such case the effect of a change in tax rate is also charged or credited to equity.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the assets can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(x)	Provisions and contingent liabilities

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

(y)	Related parties

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

(z)	Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

Management evaluates performance based on operating profits before income tax and non-operating income and expenses. Certain administrative expenses are allocated based on the percentage of sales.

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

3	CHANGES IN ACCOUNTING POLICIES

The IASB has issued a number of new Interpretations and an amendment to IFRS that are first effective for the current accounting period of the Group. However, none of these developments are relevant to the Group’s operations.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 32).

4.	OTHER INCOME

During the year ended December 31, 2008, the Group recognized grant income of RMB2,312,227 (2007: RMB93,900; 2006: RMB282,142). These grants were mainly for compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, and the measures taken by the Group to stabilize the supply in the PRC refined petroleum product market during the respective year. There are no unfilled conditions and other contingencies attached to the receipts of these grants. There is no assurance that the Group will continue to receive such grants in the future.

5.	COST OF SALES

Cost of sales represents:

	Years ended December 31,
	2006	2007	2008
Costs of raw materials
-crude oil	33,307,637	34,456,334	48,996,902
-other ancillary materials	7,901,778	10,022,551	9,978,791
Depreciation	1,806,444	1,681,874	1,616,596
Repairs and maintenance	874,461	1,023,794	988,393
Research and development	51,610	53,548	47,303
Employer’s pension costs
-municipal retirement scheme costs	207,071	197,191	199,135
-supplementary retirement scheme costs	61,692	55,048	54,862
Staff costs	1,210,266	1,209,035	1,160,658
Amortization of lease prepayments	29,400	16,972	16,759
Others	3,731,873	3,930,169	5,497,048

	49,182,232	52,646,516	68,556,447

6.	OTHER OPERATING INCOME

Other operating income represents:

	Years ended December 31,
	2006	2007	2008
Income from rendering of services	35,068	36,282	34,842
Gain on disposal of property, plant and equipment	83,386	7,745	17,618
Rental income from investment property	42,643	40,021	48,869
Amortization of deferred income	23,033	—	—
Income from unlisted investments	97,179	122,709	9,721
Others	16,085	9,796	34,141

	297,394	216,553	145,191

7.	OTHER OPERATING EXPENSES

Other operating expenses represent:

	Years ended December 31,
	2006	2007	2008
Loss on disposal of property, plant and equipment	63,817	51,790	4,452
Employee reduction expenses (note 8)	83,603	208,013	89,844
Impairment loss on property, plant and equipment (note (i) and 17)	50,000	200,295	440,946
Impairment loss on goodwill	—	—	22,415
Donations	380	14,250	2,000
Others	42,730	46,910	20,362

	240,530	521,258	580,019

(i)	Impairment loss recognized on property, plant and equipment, primarily relating to certain assets of synthetic fibres segment, was RMB417,936 for the year ended December 31, 2008 (2007: RMB181,681; 2006: RMB50,000). The impairment loss relates to certain synthetic fibres facilities. The carrying values of these facilities were written down to their recoverable amounts that were primarily determined based on the asset held for use model using the present value of estimated future cash flows of the production facilities. The primary factor resulting in the impairment losses on property, plant and equipment was due to the expected reduction in production volume caused by the adverse changes in the business environment.

8.	EMPLOYEE REDUCTION EXPENSES

In accordance with the Group’s voluntary employee reduction plan, the Group recognized employee reduction expenses of RMB89,844 during the year ended December 31, 2008 (2007: RMB208,013; 2006: RMB83,603) payable in cash in respect of the voluntary resignation of approximately 947 employees (2,622 employees in 2007 and 1,280 employees in 2006).

9.	NET FINANCING COSTS

Net financing costs represent:

	Years ended December 31,
	2006	2007	2008
Interest income	(56,827)	(46,421)	(59,472)
Net foreign exchange gain	(81,170)	(35,859)	(70,417)
Net gain in fair value change of derivative financial instruments	—	—	(97,644)

Financial income	(137,997)	(82,280)	(227,533)

Interest on loans and borrowings	367,716	329,643	585,142
Less: borrowing costs capitalized as construction in progress	(64,330)	(69,437)	(27,171)

Financial expenses	303,386	260,206	557,971

Net financing costs	165,389	177,926	330,438

Interest costs have been capitalized at a rate of 5.10%-7.47% per annum (2007: 5.27%-7.47%; 2006: 5.18%-5.85%) for construction in progress.

10.	INVESTMENT INCOME

Investment income represents the gain on disposal of available-for-sale securities transferred from equity of RMB131,772 during the year ended December 31, 2008 (2007: 770,725; 2006: nil).

11.	TAXATION

(a)	Taxation in the consolidated statement of operations represents:

	Years ended December 31,
	2006	2007	2008
Current tax
-Provision for income tax for the year	71,183	557,078	34,919
-(Over)/under-provision in respect of prior years	(6,911)	2,439	16,655
Deferred taxation	(11,034)	(91,301)	(1,864,285)

Total income tax expense/(benefit)	53,238	468,216	(1,812,711)

A reconciliation of the expected income tax expense/(benefit) calculated at the applicable tax rate with the actual income tax expense/(benefit) is as follows:

	Years ended December 31,
	2006	2007	2008
Earnings/(loss) before income tax	964,200	2,151,352	(8,014,438)

Expected PRC income tax expense/(benefit) at the statutory tax rate of 25% (2007: 33%; 2006: 15%)	144,630	709,946	(2,003,610)
Tax effect of non-deductible expenses	7,361	47,056	29,348
Tax effect of non-taxable income	(5,414)	(32,201)	(1,276)
(Over)/under-provision in prior years	(6,911)	2,439	16,655
Effect of change in tax rate on deferred tax assets and liabilities	—	(23,083)	—
Tax effect of share of profits recognized under the equity method	(86,503)	(219,746)	(373)
Tax effect of unused tax losses not recognized	9,688	22,621	49,488
Tax effect of unrecognized deferred tax assets	—	—	97,057
Tax effect of differential tax rate on subsidiaries’ income	(9,613)	(38,816)	—

Actual tax expense/(benefit)	53,238	468,216	(1,812,711)

The charge for PRC income tax is calculated at the standard rate of 25% (2007: 33%; 2006: 15%) on the estimated assessable income of the year determined in accordance with relevant income tax rules and regulations. The Group did not carry out business overseas and therefore does not incur overseas income taxes.

11.	TAXATION (continued)

(b)	Deferred taxation:

(i)	Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the tables below:

	Assets		Liabilities		Net balance
	December 31,		December 31,		December 31,
	2007	2008	2007	2008	2007	2008
Current
Provisions	40,075	203,974	—	—	40,075	203,974
Forward exchange contracts	—	—	—	(24,411)	—	(24,411)
Non-current
Provisions for impairment losses	77,310	98,156	—	—	77,310	98,156
Lease prepayments	30,592	29,717	—	—	30,592	29,717
Capitalization of borrowing costs	—	—	(32,070)	(29,196)	(32,070)	(29,196)
Fair value of available-for-sale securities	—	—	(115,855)	(27,634)	(115,855)	(27,634)
Tax losses carry forward	—	1,701,453	—	—	—	1,701,453
Others	11,822	10,946	(2,245)	(870)	9,577	10,076

Deferred tax assets/(liabilities)	159,799	2,044,246	(150,170)	(82,111)	9,629	1,962,135

As at December 31, 2008, a subsidiary of the Company did not recognize the tax value of losses carried forward for PRC income tax purpose, because it was not probable that the related tax benefit will be realized. The total deductible losses available to offset its future PRC taxation income are RMB310,396, if any. The deductible losses carried forward of RMB14,539, RMB29,357, RMB68,548 and RMB197,952 expire in 2010, 2011, 2012 and 2013 respectively.

11.	TAXATION (continued)

(b)	Deferred taxation (continued):

(ii)	Movements in deferred tax assets and liabilities are as follows:

	Balance at January 1, 2006	Recognized in consolidated statements of operations	Recognized in reserve	Balance at December 31, 2006
Current
Provisions	11,396	745	—	12,141
Non-current
Provision for impairment losses	8,842	7,500	—	16,342
Lease prepayments	19,403	(523)	—	18,880
Capitalization of borrowing costs	(16,492)	(4,307)	—	(20,799)
Fair value of available-for-sale securities	—	—	(3,873)	(3,873)
Others	—	7,619	—	7,619

Net deferred tax assets	23,149	11,034	(3,873)	30,310

	Balance at January 1, 2007	Recognized in consolidated statements of operations	Recognized in reserve	Balance at December 31, 2007
Current
Provisions	12,141	27,934	—	40,075
Non-current
Provision for impairment losses	16,342	60,968	—	77,310
Lease prepayments	18,880	11,712	—	30,592
Capitalization of borrowing costs	(20,799)	(11,271)	—	(32,070)
Fair value of available-for-sale securities	(3,873)	—	(111,982)	(115,855)
Others	7,619	1,958	—	9,577

Net deferred tax assets	30,310	91,301	(111,982)	9,629

	Balance at January 1, 2008	Recognized in consolidated statements of operations	Recognized in reserve	Balance at December 31, 2008
Current
Provisions	40,075	163,899	—	203,974
Forward exchange contracts	—	(24,411)	—	(24,411)
Non-current
Provision for impairment losses	77,310	20,846	—	98,156
Lease prepayments	30,592	(875)	—	29,717
Capitalization of borrowing costs	(32,070)	2,874	—	(29,196)
Fair value of available-for-sale securities	(115,855)	—	88,221	(27,634)
Tax losses carry forward	—	1,701,453	—	1,701,453
Others	9,577	499	—	10,076

Net deferred tax assets	9,629	1,864,285	88,221	1,962,135

12.	BASIC (LOSS)/EARNINGS PER SHARE

The calculation of basic (loss)/earnings per share is based on the loss attributable to equity shareholders of the Company of RMB6,238,444 (2007: profit of RMB1,634,080; 2006: profit of RMB844,407) and 7,200,000,000 (2007: 7,200,000,000; 2006: 7,200,000,000) shares in outstanding during the year.

The amount of diluted (loss)/earnings per share is not presented as there were no dilutive potential ordinary shares in existence for either year.

13.	DIVIDENDS

(a)	Dividends attributable to the year:

	Years ended December 31,
	2006	2007	2008
Final dividend proposed after the balance sheet date of RMB nil (2007: RMB 0.09; 2006: 0.04) per share	288,000	648,000	—

Pursuant to a resolution passed at the directors’ meeting on April 7, 2008, a final dividend of RMB0.09 per share totalling RMB648,000 was approved by shareholders at the Annual General Meeting (2006: RMB288,000). No final dividend was proposed after the balance sheet date in respect of the year ended December 31, 2008.

(b)	Dividends attributable to the previous financial year, approved and paid during the year:

	Years ended December 31,
	2006	2007	2008
Final dividend in respect of the previous financial year, approved and paid during the year, of RMB 0.09 per share (2007: RMB 0.04 per share; 2006: RMB 0.01 per share)	720,000	288,000	648,000

14.	INVENTORIES

Inventories in the balance sheet comprise:

	December 31,
	2007	2008
Raw materials	1,669,945	2,018,250
Work in progress	1,871,324	1,158,924
Finished goods	986,782	590,640
Spare parts and consumables	669,798	724,401

	5,197,849	4,492,215

At December 31, 2008, the Group had inventories carried at net realizable value with carrying amount of RMB3,728,692 (2007: RMB626,212).

Allowance for diminution in value of inventories is analyzed as follows:

At January 1, 2006	50,070
Provision for the year	33,407
Write-off	(42,122)

At December 31, 2006	41,355
Provision for the year	35,753
Write-off	(3,316)

At December 31, 2007	73,792
Provision for the year	744,578
Write-off	—

At December 31, 2008	818,370

15.	TRADE DEBTORS, NET

Trade debtors comprise:

	December 31,
	2007	2008
Trade debtors	236,848	107,697
Less: Impairment losses for bad and doubtful debts	(24,591)	(18,611)

	212,257	89,086

Impairment losses for bad and doubtful debts are analyzed as follows:

At January 1, 2006	25,845
Provision for the year	8,513
Written-off	(3,447)

At December 31, 2006	30,911
Provision for the year	3,687
Written-off	(10,007)

At December 31, 2007	24,591
Provision for the year	—
Written-off	(5,980)

At December 31, 2008	18,611

16.	OTHER DEBTORS AND PREPAYMENTS

Other debtors and prepayments comprise:

	December 31
	2007	2008
Purchase deposits	47,939	45,632
Forward contracts receivable	—	97,644
Sundry debtors	214,979	341,199

	262,918	484,475

17.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment comprise:

	Buildings	Plant and Machinery	Vehicles and other equipment	Total
Cost or valuation:
At January 1, 2007	5,623,540	20,126,275	6,413,715	32,163,530
Additions	27,041	113,096	32,641	172,778
Transferred from construction in progress (note 19)	113,445	3,067,434	352,398	3,533,277
Disposals	(97,443)	(361,942)	(175,575)	(634,960)

At December 31, 2007	5,666,583	22,944,863	6,623,179	35,234,625

At January 1, 2008	5,666,583	22,944,863	6,623,179	35,234,625
Additions	7,414	66,961	30,150	104,525
Transferred from construction in progress (note 19)	11,084	180,739	97,241	289,064
Disposals	(19,324)	(67,545)	(42,406)	(129,275)

At December 31, 2008	5,665,757	23,125,018	6,708,164	35,498,939

Accumulated depreciation and impairment losses:
At January 1, 2007	3,081,867	11,811,818	3,909,983	18,803,668
Charge for the year	184,765	1,144,257	358,413	1,687,435
Impairment loss	48,335	151,838	122	200,295
Written back on disposals	(33,524)	(288,053)	(112,433)	(434,010)

At December 31, 2007	3,281,443	12,819,860	4,156,085	20,257,388

At January 1, 2008	3,281,443	12,819,860	4,156,085	20,257,388
Charge for the year	161,275	1,141,925	315,278	1,618,478
Impairment loss	3,281	403,748	33,917	440,946
Written back on disposals	(6,181)	(47,868)	(36,723)	(90,772)

At December 31, 2008	3,439,818	14,317,665	4,468,557	22,226,040

Net book value:
At December 31, 2008	2,225,939	8,807,353	2,239,607	13,272,899

At December 31, 2007	2,385,140	10,125,003	2,467,094	14,977,237

17.	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

All of the Group’s buildings are located in the PRC (including Hong Kong).

Buildings in Hong Kong with a net book value of RMB31,759 (2007: RMB32,944) were held under medium-term leases.

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

18.	INVESTMENT PROPERTY, NET

	2007	2008
Cost:
At January 1	528,465	554,233
Additions	25,768	—
Disposals	—	(7,395)

At December 31	554,233	546,838

Accumulated depreciation:
At January 1	26,561	41,440
Charge for the year	14,879	13,440
Written back on disposal	—	(732)

At December 31	41,440	54,148

Net book value:
At December 31	512,793	492,690

Investment property represents certain floors of an office building rented out under the terms of operating leases.

The fair value of the investment property of the Group as at December 31, 2008 was estimated by the directors to be approximately RMB729,739 by reference to market values of like properties in the relevant regions (2007: RMB715,779). The investment property has not been valued by an external independent valuer.

Rental income of RMB48,869 was received by the Group during the year ended December 31, 2008 (2007: RMB40,021).

19.	CONSTRUCTION IN PROGRESS

Construction in progress comprises costs incurred on property, plant and equipment not yet commissioned. The movement of construction in progress is as follows:

	2007	2008
At January 1	2,008,447	962,313
Additions	2,487,143	1,180,905
Transferred to property, plant and equipment (note 17)	(3,533,277)	(289,064)

At December 31	962,313	1,854,154

20.	INTEREST IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

	December 31,
	2007	2008
Interest in associates	2,967,944	2,431,973
Interest in jointly controlled entities	100,191	114,005

	3,068,135	2,545,978

The above amount represents the share of net assets of the Company’s interest in its associates and jointly controlled entities.

The particulars of these significant associates and jointly controlled entities, which are limited companies established and operating in the PRC, which principally affected the results or assets of the Group at December 31, 2008 are as follows:

Company	Registered Capital		Percentage of equity held by the Company	Percentage of equity held by subsidiaries	Principal activities
			%	%
Shanghai Chemical Industry Park Development Company Limited	RMB	2,372,439	38.26	—	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC
Shanghai Secco Petrochemical Company Limited	US$	901,441	20	—	Manufacturing and distribution of chemical products
Shanghai Jinpu Plastics Packaging Material Company Limited	US$	20,204	—	50	Production of polypropylene film
Shanghai Jinsen Hydrocarbon Resins Company Limited	US$	23,395	—	40	Production of resins products
Shanghai Yamatake Automation Company Limited	US$	3,000	—	40	Service and maintenance of building auto- mation systems and products
BOC-SPC Gases Company Limited	US$	32,000	50	—	Production and sales of industrial gases

20.	INTEREST IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES (continued)

Summary financial information on associates:

	Assets	Liabilities	Equity	Revenues	(Loss)/Profit
2008
100 per cent	25,240,902	(14,233,529)	11,007,373	25,015,211	(324,948)
Group’s effective interest	6,090,701	(3,658,728)	2,431,973	5,406,041	(30,232)

2007
100 per cent	28,956,271	(15,016,047)	13,940,224	24,972,018	3,044,526
Group’s effective interest	6,752,902	(3,784,958)	2,967,944	5,183,450	645,178

21.	OTHER INVESTMENTS

Other investments comprise:

	December 31,
	2007	2008
Available-for-sale equity securities	478,793	123,918
Other unlisted investments	272,834	202,939

	751,627	326,857
Less: provision for impairment losses	(37,200)	(37,200)

	714,427	289,657

Provision for impairment losses is analyzed as follows:

	2006	2007	2008
At January 1	56,228	38,838	37,200
Written back on disposals	(17,390)	(1,638)	—

At December 31	38,838	37,200	37,200

22.	GOODWILL

Cost:
At December 31, 2007 and 2008	22,415

Accumulated impairment losses:
At January 1, 2007	—
Impairment loss	—

At December 31, 2007	—

At January 1, 2008	—
Impairment loss	(22,415)

At December 31, 2008	(22,415)

Carrying amount:
At December 31, 2008	—

At December 31, 2007	22,415

The goodwill pertained to the Company’s purchase of the entire equity in Shanghai Jinyang Acrylic Fibre Plant in 1996. The recoverable amount of the Jinyang facility is determined based on value in use calculation.

During the year ended December 31, 2008, the carrying amount of the cash-generating unit, Jinyang facility, was determined to be higher than its recoverable amount. The reduction in recoverable amount was a result of the expected reduction in production volume caused by the adverse changes in the business environment. The impairment loss recognized on the goodwill was RMB22,415 for the year ended December 31, 2008.

23.	DEBT

Short-term debt consists of:

	December 31,
	2007	2008
Short-term bank loans	2,317,642	8,428,204
Current portion of long-term bank loans	419,027	514,521
Current portion of long-term loans from related companies	—	20,000
Loans from related companies	1,355,300	410,000

	4,091,969	9,372,725

The Group’s short-term debts are used primarily to finance working capital needs. At December 31, 2008, no loans and borrowings were secured by the way of pledge of property, plant and equipment (2007: nil). The Group’s weighted average short-term interest rates were 5.34% and 5.80% at December 31, 2007 and 2008, respectively.

23.	DEBT (continued)

The Group’s long-term debt, which are for the addition of plant and equipment and working capital purposes, consists of:

	Interest rate at December 31, 2008	Interest type	December 31,
			2007	2008
Arranged by the Company:
U.S. Dollar denominated:
Payable semi-annually through 2008 (note (a))	—	—	9,097	—

Renminbi denominated:
Due in 2008	—	—	250,000	—
Due in 2009	5.10%-5.35%	Fixed	450,000	450,000
Due in 2011	5.10%	Fixed	—	100,000
Due in 2013	5.18%-5.35%	Fixed	—	200,000

Arranged by subsidiaries:
U.S. Dollar denominated:
Payable annually through 2011	Interest free	—	10,519	9,842

Renminbi denominated:
Payable due in 2008	—	—	135,000	—
Payable due in 2009	5.18%-6.80%	Fixed	35,000	35,000
Payable due in 2010	6.80%	Fixed	100,000	100,000
Payable annually through 2010	Interest free	—	61,500	61,500
Payable annually through 2011	Interest free	—	7,200	7,200

Total long-term debt outstanding			1,058,316	963,542
Less: Amounts due within one year			(419,027)	(534,521)

Amounts due after one year			639,289	429,021

Note (a) Guaranteed by China Petrochemical Corporation

The aggregate maturities of long-term debt subsequent to December 31, 2008 are as follows:

2009	534,521
2010	124,760
2011	104,261
2012	—
2013	200,000

963,542

23.	DEBT (continued)

Included in short-term and long-term debts are the following amounts denominated in currencies other than the functional currency of the entity to which they relate:

	December 31,
	2007		2008
United States Dollars	USD	86,556	USD 600,314

24.	SHARE CAPITAL

Share capital represents:

	December 31,
	2007	2008
Registered, issued and paid up capital:
4,870,000,000 A shares of RMB 1.00 each	4,870,000	4,870,000
2,330,000,000 H shares of RMB 1.00 each	2,330,000	2,330,000

	7,200,000	7,200,000

All the A and H shares rank pari passu in all respects.

Capital management

Management optimizes the structure of its capital, comprising equity and loans. In order to maintain or adjust the capital structure, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of debt-to-equity ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term bank loans and loans from the related parties, by the total of equity attributable to equity shareholders of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the operating and investment needs and the changes of market conditions, and to maintain the debt-to-equity ratio and the liability-to-asset ratio at a range considered reasonable by management. As at December 31, 2008, the debt-to-equity ratio and the liability-to-asset ratio of the Group were 3.08% (2007: 3.00%) and 50.02% (2007: 29.82%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in note 23 and note 26, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

25.	SHARE PREMIUM AND RESERVES

Movements on reserves comprise:

	2007	2008
Share premium (note a)
Balance at January 1 and December 31	2,420,841	2,420,841

Statutory surplus reserve (note b)
Balance at January 1	3,248,104	3,485,894
Appropriation	192,434	—
General surplus reserve transfer to statutory surplus reserve (note c)	82,089	—
Adjustment to statutory surplus reserve (note b)	(36,733)	—

Balance at December 31	3,485,894	3,485,894

General surplus reserve (note c)
Balance at January 1	82,089	—
General surplus reserve transfer to statutory surplus reserve (note c)	(82,089)	—

Balance at December 31	—	—

Capital reserve (note d)
Balance at January 1 and December 31	4,180	4,180

Discretionary surplus reserve (note e)
Balance at January 1 and December 31	1,280,514	1,280,514

Excess over share capital (note f)
Balance at January 1 and December 31	(148,604)	(148,604)

Fair value reserve (note g)
Balance at January 1,	21,949	347,564
Unrealized gain/(loss) for change in fair value of available-for-sale securities, net of deferred tax	842,002	(165,832)
Transfer to profit or loss on disposal of available-for-sale securities, net of deferred tax	(516,387)	(98,829)

Balance at December 31	347,564	82,903

Retained profits/(losses) (note h)	6,057,649	(828,795)

	13,448,038	6,296,933

25.	SHARE PREMIUM AND RESERVES (continued)

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

Commencing from January 1, 2007, for PRC statutory reporting purpose, the Group has adopted the China Accounting Standards for Business Enterprises issued by the Ministry of Finance of the PRC (the “MOF”) on February 15, 2006, which resulted in certain PRC accounting policies changed and applied retrospectively. The net profits for PRC statutory reporting purpose as determined in accordance with the China Accounting Standards for Business Enterprises for prior periods have been restated and the statutory surplus reserve has been adjusted based on 10% of the restated net profits. The adjustment to the statutory surplus reserve was reflected as a movement in 2007.

25.	SHARE PREMIUM AND RESERVES (continued)

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

Note h

According to the Company’s Articles of Association, the reserve available for distribution is the lower of the amount determined under China Accounting Standards for Business Enterprises and the amount determined under IFRS. As of December 31, 2008, the Company does not have any retained profit available for distribution to its equity holders as at December 31, 2008 (2007: RMB5,630,080). No final dividend (2007: RMB648,000) in respect of the financial year 2008 was declared after the balance sheet date.

26.	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

The Group had capital commitments outstanding at December 31, 2008 not provided for in the financial statements as follows:

Property, plant and equipment

Contracted but not provided for	90,987
Authorized by the Board but not contracted for	2,450,250

2,541,237

(b)	Contingent liabilities

(i)	Financial guarantees issued

At December 31, 2008, the Group was contingently liable with respect to guarantees issued to banks in favor of associates and joint ventures of RMB25,747 (2007: RMB30,747).

Guarantees issued to banks in favor of associates and joint ventures are given to the extent of the Company’s respective interest in these entities. Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognize any such losses under guarantees when those losses are estimable. At December 31, 2007 and 2008, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Group’s obligation under the guarantee arrangements.

(ii)	Income tax differences

With respect to uncertainties about enterprise income tax differences arising from 2006 and before as originated from a tax circular (Circular No. 664) issued by the State Administrative of Taxation in June 2007, the Company has been informed by the relevant tax authority to settle the enterprise income tax (“EIT”) for 2007 at a rate of 33 percent. To date, the Company has not been requested to pay additional EIT in respect of any years prior to 2007. Except for the above, there is no further development of this matter during the year ended December 31, 2008. No provision has been made in the financial statements for this uncertainty for tax years prior to 2007 because management believes it is not possible to reliably estimate the amount of the obligation, if any, that might exist.

27.	RETIREMENT SCHEMES

As stipulated by the regulations of the PRC, the Group participates in a defined contribution retirement plan organized by the Shanghai Municipal Government for its staff. The Group is required to make contributions to the retirement plan at a rate of 22% of the salaries, bonuses and certain allowances of its staff in 2008 (2007: 22%). A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his retirement date. The Group has no other material obligation for the payment of pension benefits associated with this plan beyond the annual contributions described above.

Pursuant to a document “Lao Bu Fa (1995) No.464” dated December 29, 1995 issued by the Ministry of Labor of the PRC, the Company has set up a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Company for five years or more may participate in this plan. The Company and participating employees make defined contributions to their pension saving accounts according to the plan. The assets of this plan are held separately from those of the Company in an independent fund administered by a committee consisting of representatives from the employees and the Company. In April 2003, the Company revised certain terms of the plan and increased the amounts of contributions. For the year ended December 31, 2008, the Group’s contribution to this plan amounted to RMB54,862 (2007: RMB55,048; 2006: RMB61,692).

28.	RELATED PARTY TRANSACTIONS

(a)	Most of the transactions undertaken by the Group during the year ended December 31, 2008 have been affected on such terms as determined by China Petroleum & Chemical Corporation (“Sinopec Corp”), the immediate parent company, and relevant PRC authorities.

Sinopec Corp negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. During the year ended December 31, 2008, the value of crude oil purchased in accordance with Sinopec Corp’s allocation was as follows:

	Years ended December 31,
	2006	2007	2008
Purchases of crude oil	31,568,458	33,588,285	37,790,324

28.	RELATED PARTY TRANSACTIONS (continued)

(b)	Other transactions between the Group and related parties during the year ended December 31, 2008 were as follows:

	Years ended December 31,
	2006	2007	2008
Sales of goods and service fee income	20,173,106	22,907,085	29,908,286
Purchases other than crude oil	2,579,394	5,400,022	5,853,079
Insurance premiums paid	98,643	106,000	93,587
Net withdrawal from deposits in a related party	(101,353)	(50,177)	(6,418)
Interest received and receivable	229	908	649
Loans borrowed	576,000	1,475,300	543,000
Loans repayment	626,000	40,000	1,488,300
Interest paid and payable	7,529	9,813	26,682
Construction and installation fees	194,958	206,256	114,878
Proceeds from sales of property, plant & equipment	52,547	—	—
Gains from disposal of investments	24,308	25,822	—
Sales commissions	182,840	194,645	146,137
Net decrease of guarantees	(18,550)	(19,003)	—
Rental income from related parties	12,611	13,216	19,009

(c)	Cash deposits with related parties

	December 31,
	2007	2008
Cash deposits, with maturity within 3 months	29,736	23,318

(d)	Loans with related parties

	December 31,
	2007	2008
Short-term loans	1,355,300	410,000
Long-term loans	120,000	120,000

	1,475,300	530,000

28.	RELATED PARTY TRANSACTIONS (continued)

(e)	Key management personnel compensation and post-employment benefit plans

	Years ended December 31,
	2006	2007	2008
Short-term employee benefits	4,529	5,301	5,008
Post-employment benefits	84	89	95

	4,613	5,390	5,103

Post-employment benefits are included in “contributions to defined contribution retirement plans” as disclosed in note 28(f).

(f)	Contributions to defined contribution retirement plans

The Group participates in defined contribution retirement plans organized by municipal governments for its staff. The contributions to defined contribution retirement plans are as follows:

	Years ended December 31,
	2006	2007	2008
Municipal retirement scheme costs	207,071	197,191	199,135
Supplementary retirement scheme costs	61,692	55,048	54,862

At December 31, 2006, 2007 and 2008, there was no material outstanding contribution to post-employment benefit plans.

(g)	Transactions with other state-owned entities in the PRC

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

Apart from transactions with related parties, the Group has transactions with other state-controlled entities include but are not limited to the following:

—    sales and purchase of goods and ancillary materials;

—    rendering and receiving services;

—    lease of assets, purchase of property, plant and equipment;

—    placing deposits and obtaining finance;

—    financial service arrangement; and

—    use of public utilities.

28.	RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with other state-owned entities in the PRC (continued)

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

(i)	Transactions with other state-controlled energy and chemical companies

The Group’s major domestic suppliers of crude oil are China National Offshore Oil Corporation and its subsidiaries and Sinochem International Corporation and its subsidiaries, which are state-controlled entities.

During the year ended December 31, 2006, 2007 and 2008, the aggregate amount of crude oil purchased by the Group from the above state-controlled energy and chemical companies are as follows:

	Years ended December 31,
	2006	2007	2008
Purchases of crude oil	1,682,529	1,126,222	11,460,909

The amounts due from/to the above state-controlled energy and chemical companies are nil as at December 31, 2008 (December 31, 2006 and 2007: nil).

28.	RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with other state-owned entities in the PRC (continued)

(ii)	Transactions with state-controlled banks

The Group deposits its cash with several state-controlled banks in the PRC. The Group also obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the People’s Bank of China. The Group’s interest income from and interest expense to these state-controlled banks in the PRC are as follows:

	2006	2007	2008
Interest income	56,597	45,992	59,249
Interest expense	324,267	231,707	531,289

During the year ended December 31, 2008, the Group entered into forward exchange contracts with state-controlled banks with total notional amounts of USD 460,224 (2007: nil; 2006: nil).

The amounts of cash deposited at and loans from state-controlled banks in the PRC are summarized as follows:

	2007	2008
Cash and cash equivalents at state-controlled banks in the PRC	745,401	604,367

Short-term loans and current portion of long-term loans	2,711,739	8,893,204
Long-term loans excluding current portion of long-term loans	465,000	300,000

Total loans from state-controlled banks in the PRC	3,176,739	9,193,204

29.	OPERATING SEGMENT DATA

Segment information is presented in respect of the Group’s business segments. The format is based on the Group’s management and internal reporting structure. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

The Group principally operates in four operating segments: synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. All of the Group’s products are produced through intermediate steps from the principal raw material of crude oil. The specific products of each segment are as follows:

(a)	The synthetic fibres segment produces primarily polyester and acrylic fibres mainly used in the textile and apparel industries.

(b)	The resins and plastics segment produces primarily polyester chips, low density polyethylene resins and films, polypropylene resins and PVA granules. The polyester chips are used in the processing of polyester fibres and construction coating materials and containers. Low density polyethylene resins and plastics are used in cable jacketing, sheeting, the manufacture of molded products, such as housewares and toys and for agricultural and packaging uses. Polypropylene resins are used in the manufacturing of extruded films or sheets and injection molded products such as housewares, toys and household electric appliance and automobile parts.

(c)	The intermediate petrochemicals segment primarily produces ethylene and benzene. Most of the intermediate petrochemicals produced by the Group are used by the Group as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres. A portion of the intermediate petrochemicals as well as certain by-products of the production process are sold to outside customers.

(d)	The Group’s petroleum products segment has crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstocks of the Group’s downstream processing facilities. Residual oil and low octane gasoline fuels are produced primarily as a co-product of the crude oil distillation process. A proportion of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of other transportation, industrial and household heating fuels, such as diesel oils, jet fuels, heavy oils and liquefied petroleum gases.

(e)	All other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include sales of consumer products, services and a variety of other commercial activities, which are not allocated to the above four operating segments.

Most of the Group’s sales and concentrations of credit risk (see note 31) are with affiliates of Sinopec Corp or other state-owned enterprises. Export sales accounted for approximately 0.4% and 0.7% of total sales in 2007 and 2008 respectively.

29.	OPERATING SEGMENT DATA (continued)

Reportable information on the Group’s operating segments is as follows:

	Years ended December 31,
	2006	2007	2008
Sales and other income

Manufactured Products
Synthetic Fibres
External sales	4,727,261	4,342,215	3,670,362
Intersegment sales	71	85	73

Total	4,727,332	4,342,300	3,670,435

Resins and Plastics
External sales	15,800,015	15,927,089	14,880,659
Intersegment sales	63,767	75,183	53,065

Total	15,863,782	16,002,272	14,933,724

Intermediate Petrochemicals
External sales (note a)	6,800,577	9,406,507	10,296,256
Intersegment sales	14,536,675	16,966,433	17,801,810

Total	21,337,252	26,372,940	28,098,066

Petroleum Products
External sales (note a)	19,977,755	21,997,362	28,372,037
Intersegment sales	1,187,744	1,336,695	2,153,355
Other income	282,142	93,900	2,312,227

Total	21,447,641	23,427,957	32,837,619

All others
External sales	3,293,877	3,655,211	3,007,545
Intersegment sales	3,582,206	3,402,717	2,720,112

Total	6,876,083	7,057,928	5,727,657

Eliminations of intersegment sales	(19,370,463)	(21,781,113)	(22,728,415)

Consolidated sales and other income	50,881,627	55,422,284	62,539,086

29.	OPERATING SEGMENT DATA (continued)

Note (a): External sales include sales to Sinopec Corp Group companies as follows:

	Years ended December 31,
	2006	2007	2008
Sales to Sinopec Corp Group companies
Intermediate Petrochemicals	2,335,250	2,968,753	3,168,697
Petroleum Products	15,842,808	17,884,389	24,698,143

Total	18,178,058	20,853,142	27,866,840

	Years ended December 31,
	2006	2007	2008
Profit/ (loss) from operations
Synthetic Fibres	196,255	(82,083)	(1,651,458)
Resins and Plastics	1,162,103	656,475	(2,176,731)
Intermediate Petrochemicals	680,425	813,762	(42,654)
Petroleum Products	(1,697,730)	(644,234)	(3,945,873)
All others	211,854	148,736	(548)

Consolidated profit/ (loss) from operations	552,907	892,656	(7,817,264)

Net financing costs	(165,389)	(177,926)	(330,438)
Investment income	—	770,725	131,772
Share of profits of associates and jointly controlled entities	576,682	665,897	1,492

	411,293	1,258,696	(197,174)

Profit/ (loss) before income tax	964,200	2,151,352	(8,014,438)
Income tax	(53,238)	(468,216)	1,812,711

Net income/(loss)	910,962	1,683,136	(6,201,727)

Attributable to:
Equity shareholders of the Company	844,407	1,634,080	(6,238,444)
Minority interests	66,555	49,056	36,717

	910,962	1,683,136	(6,201,727)

29.	OPERATING SEGMENT DATA (continued)

	December 31,
	2007	2008
Assets

Segment assets
Synthetic Fibres	2,756,536	1,714,136
Resins and Plastics	2,768,515	1,826,536
Intermediate Petrochemicals	7,440,853	6,152,669
Petroleum Products	8,929,073	9,391,724
All others	2,639,287	2,350,640

Total segment assets	24,534,264	21,435,705
Interest in associates and jointly controlled entities	3,068,135	2,545,978
Unallocated:
(including Cash and cash equivalents, Deposits, Income tax recoverable, Investments, Deferred tax assets, Investment property)	2,250,651	3,551,344

Consolidated assets	29,853,050	27,533,027

	December 31,
	2007	2008
Liabilities

Segment liabilities
Synthetic Fibres	325,867	244,937
Resins and Plastics	1,195,267	993,272
Intermediate Petrochemicals	705,922	687,040
Petroleum Products	1,650,818	1,842,894
All others	274,309	200,173

Total segment liabilities	4,152,183	3,968,316
Loans and borrowings
-current	4,091,969	9,372,725
Loans and borrowings
-non-current	639,289	429,021
Income tax payable	17,580	1,679

Consolidated liabilities	8,901,021	13,771,741

29.	OPERATING SEGMENT DATA (continued)

	Years ended December 31,
	2006	2007	2008
Depreciation and amortization
Synthetic Fibres	236,559	227,503	223,146
Resins and Plastics	353,321	351,273	350,563
Intermediate Petrochemicals	664,667	603,707	560,086
Petroleum Products	407,835	352,532	339,068
All others	178,008	169,392	162,374

Segment depreciation and amortization	1,840,390	1,704,407	1,635,237
Unallocated:	12,678	14,879	13,440

Consolidated depreciation and amortization	1,853,068	1,719,286	1,648,677

	Years ended December 31,
	2006	2007	2008
Impairment losses on long lived assets
Synthetic Fibres	50,000	180,681	440,351
Resins and plastics	—	—	23,010
All others	—	19,614	—

Consolidated impairment losses on long lived assets	50,000	200,295	463,361

	Years ended December 31,
	2006	2007	2008
Total capital expenditures for segment long-lived assets
Synthetic Fibres	145,513	130,392	73,653
Resins and Plastics	45,418	16,973	6,484
Intermediate Petrochemicals	1,083,542	773,720	1,175,451
Petroleum Products	586,570	1,098,320	58,374
All others	147,736	114,718	197,110

Total segment capital expenditures	2,008,779	2,134,123	1,511,072
Unallocated:	—	—	—

Consolidated capital expenditures for segment long-lived assets	2,008,779	2,134,123	1,511,072

30.	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that management believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in Note 2. Management believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

Impairments for long lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognized in accordance with IAS 36 “Impairment of Assets”. Long-lived assets are reviewed for impairment at the end of each reporting period or whenever events or changes in circumstance have indicated that their carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Depreciation

Property, plant and equipment, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The Group reviews the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

30.	ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

Impairment for bad and doubtful debts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual impairment losses would be higher than estimated.

Allowance for diminution in value of inventories

If the costs of inventories fall below their net realisable values, an allowance for diminution in value of inventories is recognized. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

31.	FINANCIAL INSTRUMENTS

Overview

Financial assets of the Group include cash and cash equivalents, other investments, trade debtors, bills receivable, derivative financial instruments, other debtors and amounts due from related parties. Financial liabilities of the Group include loans and borrowings, trade creditors, bills payable, other creditors and amounts due to related parties.

The Group has exposure to the following risks from its use of financial instruments:

—    credit risk;

—    liquidity risk; and

—    market risk

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

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. The majority of the Group’s trade debtors and amounts due from related parties relate to sales of petroleum and chemical products to third parties and related parties operating in the petroleum and chemical industries. Management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on trade debtors and related parties. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. The details of the Group’s credit policy for and quantitative disclosures in respect of the Group’s exposure on credit risk for trade debtors are set out in Note 15.

The carrying amounts of trade debtors, bills receivable, other debtors, and amounts due from related parties, represent the Group’s maximum exposure to credit risk in relation to financial assets.

31.	FINANCIAL INSTRUMENTS (continued)

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. Management’s approach in managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Management prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligation as they fall due. Management arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the liquidity risk.

At December 31, 2008, the Group’s current liabilities exceeded its current assets by RMB6,831,369. In 2009, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and on its ability to obtain adequate external financing, including the issuance of short-term corporate bonds, to support its working capital and meet its debt obligation when they become due. At December 31, 2008, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB9,600,000 (2007: RMB2,900,000) on an unsecured basis, at a weighted average interest rate of 5.30% (2007: 6.29%). At December 31, 2008, the Group’s outstanding borrowings under these facilities were RMB6,933,385 (2007: RMB1,812,642) and were included in short-term bank loans.

Management has carried out a detailed review of the cash flow forecast of the Group for the twelve months ending December 31, 2009. Based on such forecast, management believes that adequate sources of liquidity exist to fund the Group’s working capital and capital expenditure requirements, and meet its short term debt obligations as they become due. In preparing the cash flow forecast, management has considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned banking facilities which may impact the operations of the Group during the next twelve-month period. Management is of the opinion that the assumptions used in the cash flow forecast are reasonable.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

31.	FINANCIAL INSTRUMENTS (continued)

Liquidity risk (continued)

Non-derivative financial instruments
	2008
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years
Loans and borrowings (current)	9,372,725	(9,741,390)	(9,741,390)	—	—
Loans and borrowings (non-current)	429,021	(510,928)	(22,437)	(147,368)	(341,123)
Trade creditors	1,272,811	(1,272,811)	(1,272,811)	—	—
Bills payable	263,443	(263,443)	(263,443)	—	—
Other creditors	679,415	(679,415)	(679,415)	—	—
Amounts due to related parties	1,752,647	(1,752,647)	(1,752,647)	—	—

	13,770,062	(14,220,634)	(13,732,143)	(147,368)	(341,123)

Derivative financial instruments

Derivatives settled gross:

Forward contracts (note 16)
- outflow	(3,024,525)	(3,058,361)	(3,058,361)	—	—
- inflow	3,122,169	3,157,098	3,157,098	—	—

Non-derivative financial instruments
	2007
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years
Loans and borrowings (current)	4,091,969	(4,179,154)	(4,179,154)	—	—
Loans and borrowings (non-current)	639,289	(723,741)	(39,271)	(549,201)	(135,269)
Trade creditors	1,504,454	(1,504,454)	(1,504,454)	—	—
Bills payable	300,575	(300,575)	(300,575)	—	—
Other creditors	1,442,284	(1,442,284)	(1,442,284)	—	—
Amounts due to related parties	904,870	(904,870)	(904,870)	—	—

	8,883,441	(9,055,078)	(8,370,608)	(549,201)	(135,269)

31.	FINANCIAL INSTRUMENTS (continued)

Market risk

(a)	Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts denominated in US dollars. The Group entered into forward exchange contracts to manage such exposure. All of the forward exchange contracts have maturities of less than one year from the balance sheet date.

The changes in the fair value of forward exchange contracts that economically hedge monetary liabilities in foreign currencies are recognized as finance costs in the profit or loss. The net fair value of forward exchange contracts used by the Group as economic hedges of monetary liabilities in foreign currencies at December 31, 2008 was RMB97,644 (2007: RMB nil).

The following table details the Group’s exposure at the balance sheet date to currency risk mainly arising from loans and borrowings denominated in a currency other than the functional currency of the entity to which they relate.

	The Group
	2007	2008
	USD’000	USD’000
Gross exposure arising from loans and borrowings	(86,556)	(600,314)
Notional amounts of forward exchange contracts	—	460,224

	(86,556)	(140,090)

A 5 percent strengthening of Renminbi against the USD at December 31 would have increased net profit for the year and retained earnings of the Group by approximately RMB35,905 (2007: RMB21,181; 2006: 86,917). This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2007.

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

31.	FINANCIAL INSTRUMENTS (continued)

Market risk (continued)

(b)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of loans and borrowings of the Group are disclosed in note 23.

As at December 31, 2008, it is estimated that a general increase / decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease / increase the Group’s net profit for the year and retained earnings by approximately RMB42,341 (2007: RMB12,146; 2006: 17,642). This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s debts outstanding at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2007.

Fair value

The disclosures of the fair value estimates, methods and assumptions, set forth below for the Group’s financial instruments, are made to comply with the requirements of IFRS 7 and IAS 39 and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by management using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair value of long term loans is estimated by discounting future cash flows thereon using current market interest rates offered to the Group for debts with substantially the same characteristics and maturities ranging 5.31% to 5.94% (2007: 7.17% to 7.74%). The following table presents the carrying amounts and fair values of the Group’s long term loans at December 31, 2007 and 2008.

	2007		2008
Liabilities	Carrying amount	Fair value	Carrying amount	Fair value
Long-term loans	1,058,316	1,034,682	963,542	958,461

The fair value of available-for-sale equity securities, which amounted to RMB123,918 as at December 31, 2008 (2007: RMB478,793) was based on quoted market price on a PRC stock exchange. The fair value of forward exchange contracts which amounted to RMB97,644 as at December 31, 2008 (2007: nil) was based by discounting the contractual forward price and deducting the current spot rate. Unquoted equity investments are individually and in the aggregate not material to the Group’s financial condition or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted equity investments for long term purpose.

The fair values of all other financial instruments approximate their carrying amounts due to the short-term maturity of these instruments.

32	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2008

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2008 and which have not been adopted in these financial statements.

Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application and has so far concluded that the adoption of these amendments, new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

33.	PARENT COMPANIES

The Directors consider the immediate parent company and the ultimate parent company at December 31, 2008 to be China Petroleum & Chemical Corporation and China Petrochemical Corporation, respectively, which are incorporated in the PRC. China Petroleum & Chemical Corporation produces financial statements available for public use.

Shanghai Secco Petrochemical Company Limited

Index

Years Ended December 31, 2006, 2007 and 2008 (Unaudited)

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

Independent Auditors’ Report

The Board of Directors and Shareholders of

Shanghai Secco Petrochemical Company Limited:

We have audited the accompanying balance sheet of Shanghai Secco Petrochemical Company Limited (“the Company”) as of December 31, 2007, and the income statement, statement of changes in equity, and cash flow statement for the years ended December 31, 2006 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shanghai Secco Petrochemical Company Limited as of December 31, 2007, and the results of its operations and its cash flows for the years ended December 31, 2006 and 2007, in conformity with the requirements of China Accounting Standards for Business Enterprises (2006) issued by the Ministry of Finance of the People’s Republic of China.

China Accounting Standards for Business Enterprises (2006) vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature of such differences is presented in Note 38 to the financial statements.

KPMG

Certified Public Accountants

Hong Kong, China, April 1, 2008

Shanghai Secco Petrochemical Company Limited

Balance sheet as of December 31, 2007 and 2008 (Unaudited)

(Expressed in Renminbi)

	Note	2007	2008
		RMB’000	RMB’000
			(Unaudited)
Assets
Current assets
Cash at bank and on hand	5	1,566,397	1,748,561
Bills receivable	6	1,198,306	277,261
Accounts receivable	7	512,035	88,466
Prepayments	8	70,432	151,585
Other receivables	9	18,314	13,043
Inventories	10	2,002,500	1,003,329
Other current assets	11	1,455,309	28,192

Total current assets		6,823,293	3,310,437

Non-current assets
Fixed assets	12	12,813,676	11,633,383
Construction in progress	13	148,821	693,033
Intangible assets	14	1,368,122	1,265,174
Long-term deferred expenses	15	12,053	12,005
Deferred tax assets	16	70,603	32,242

Total non-current assets		14,413,275	13,635,837

Total assets		21,236,568	16,946,274

The notes on pages F-71 to F-105 form part of these financial statements.

Shanghai Secco Petrochemical Company Limited

Balance sheet as of December 31, 2007 and 2008 (Unaudited) (continued)

(Expressed in Renminbi)

	Note		2007	2008
			RMB’000	RMB’000
				(Unaudited)
Liabilities and investors’ equity
Current liabilities
Short-term loans	18		—	102,519
Bills payable	19		—	3,258
Accounts payable			1,087,670	587,774
Advances from customers			243,215	124,841
Employee benefits payable	20		79,042	93,931
Taxes (recoverable)/payable	4	(3)	(45,645)	74,650
Interest payable			17,921	11,434
Dividend payable			—	370,000
Other payables			83,690	19,535
Long-term loans due within one year	21		556,397	534,971

Total current liabilities			2,022,290	1,922,913

Non-current liabilities
Long-term loans	22		8,772,455	7,972,311
Special payables			—	2,482

Total non-current liabilities			8,772,455	7,974,793

Total liabilities			10,794,745	9,897,706

Investors’ equity
Paid-in capital	23		7,443,585	7,443,585
Capital reserve	24		(509)	(509)
Surplus reserve	25		39,393	98,580
Retained earnings/(Accumulated losses)			2,959,354	(493,088)

Total equity			10,441,823	7,048,568

Total liabilities and investors’ equity			21,236,568	16,946,274

The notes on pages F-71 to F-105 form part of these financial statements.

Shanghai Secco Petrochemical Company Limited

Income statement

for the years ended December 31, 2006, 2007 and 2008 (Unaudited)

(Expressed in Renminbi)

	Note	2006	2007	2008
		RMB’000	RMB’000	RMB’000
				(Unaudited)
Operating income	27	21,790,806	24,218,596	22,851,386
Less: Operating costs	28	(18,038,293)	(20,357,771)	(22,314,753)
Business taxes and surcharges		(594)	(503)	(588)
Selling and distribution expenses		(352,307)	(321,285)	(330,461)
General and administrative expenses		(288,557)	(443,189)	(502,516)
Financial expenses	29	(423,960)	(238,032)	(157,523)
Impairment reversal/(loss)	30	9,980	(127)	(37,157)
Add: Investment income	31	—	39,238	24,043

Operating profit/(loss)		2,697,075	2,896,927	(467,569)
Add: Non-operating income		12,058	10,654	13,217
Less: Non-operating expenses		(799)	(1,194)	(948)
(Including: Loss from disposal of non-current assets)		(267)	(893)	(185)

Profit/(loss) before income tax		2,708,334	2,906,387	(455,300)
Add: Income tax benefit/(expenses)	32	17,636	52,967	(38,361)

Net profit/(loss) for the year		2,725,970	2,959,354	(493,661)

The notes on pages F-71 to F-105 form part of these financial statements.

Shanghai Secco Petrochemical Company Limited

Cash flow statement

for the years ended December 31, 2006, 2007 and 2008 (Unaudited)

(Expressed in Renminbi)

	Note	2006	2007	2008
		RMB’000	RMB’000	RMB’000
				(Unaudited)
Cash flows from operating activities:
Cash received from sale of goods		24,861,800	27,458,031	27,919,030
Refund of taxes		154	230	118
Other cash received relating to operating activities		71,555	64,618	78,277

Sub-total of cash inflows		24,933,509	27,522,879	27,997,425

Cash paid for goods		(19,945,622)	(22,924,708)	(24,475,251)
Cash paid to and for employees		(198,586)	(218,791)	(247,360)
Cash paid for all types of taxes		(562,294)	(923,535)	(463,198)
Other cash paid relating to operating activities		(43,516)	(16,026)	(18,604)

Sub-total of cash outflows		(20,750,018)	(24,083,060)	(25,204,413)

Net cash inflow from operating activities	33	4,183,491	3,439,819	2,793,012

Cash flows from investing activities:
Cash received from disposal of investments		—	2,572,000	2,236,000
Cash received from return on investments		—	37,929	25,352
Net cash received from disposal of fixed assets		257	—	44

Sub-total of cash inflows		257	2,609,929	2,261,396

Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(851,533)	(311,201)	(638,212)
Cash paid for acquisition of investments		(1,454,145)	(2,572,000)	(782,000)
Other cash paid relating to investing activities		(1,586)	—	—

Sub-total of cash outflows		(2,307,264)	(2,883,201)	(1,420,212)

Net cash (outflow)/inflow from investing activities		(2,307,007)	(273,272)	841,184

The notes on pages F-71 to F-105 form part of these financial statements.

Shanghai Secco Petrochemical Company Limited

Cash flow statement for the years ended December 31, 2006, 2007 and 2008 (Unaudited) (continued)

(Expressed in Renminbi)

	Note	2006	2007	2008
		RMB’000	RMB’000	RMB’000
				(Unaudited)
Cash flows from financing activities:
Cash received from investors		347,594	—	—
Cash received from borrowings		—	9,366,238	102,519

Sub-total of cash inflows		347,594	9,366,238	102,519

Cash repayments of borrowings		(320,000)	(10,056,238)	(531,541)
Cash paid for profits distribution and interest		(613,779)	(2,563,383)	(3,022,862)
Other cash paid relating to financing activities		(4,575)	(429)	—

Sub-total of cash outflows		(938,354)	(12,620,050)	(3,554,403)

Net cash outflow from financing activities		(590,760)	(3,253,812)	(3,451,884)

Effect of foreign exchange rate changes on cash and cash equivalents		(6,858)	(1,157)	(148)

Net increase/(decrease) in cash and cash equivalents		1,278,866	(88,422)	182,164
Add: cash and cash equivalents at the beginning of the year		375,953	1,654,819	1,566,397

Cash and cash equivalents at the end of the year		1,654,819	1,566,397	1,748,561

The notes on pages F-71 to F-105 form part of these financial statements.

Shanghai Secco Petrochemical Company Limited

Statement of changes in equity

for the years ended December 31, 2006, 2007 and 2008 (Unaudited)

(Expressed in Renminbi)

	Note		Paid-in capital	Capital reserve	Surplus reserve	(Accumulated losses)/retained earnings	Total
			RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2006			7,095,496	(14)	—	(756,314)	6,339,168

Changes in equity for the year
Net profit for the year			—	—	—	2,725,970	2,725,970
Contribution by investors			348,089	(495)	—	—	347,594
Appropriation of profits
- Appropriation for surplus reserve			—	—	39,393	(39,393)	—
- Appropriation for staff and workers’ bonus and welfare fund			—	—	—	(19,696)	(19,696)

Balance at December 31, 2006			7,443,585	(509)	39,393	1,910,567	9,393,036

Balance at January 1, 2007			7,443,585	(509)	39,393	1,910,567	9,393,036

Changes in equity for the year
Net profit for the year			—	—	—	2,959,354	2,959,354
Distributions to investors	26	(2)	—	—	—	(1,910,567)	(1,910,567)

Balance at December 31, 2007			7,443,585	(509)	39,393	2,959,354	10,441,823

Balance at January 1, 2008			7,443,585	(509)	39,393	2,959,354	10,441,823

Changes in equity for the year
Net loss for the year			—	—	—	(493,661)	(493,661)
Appropriation of profits
- Appropriation for surplus reserve	26	(1)	—	—	59,187	(59,187)	—
- Distributions to investors	26	(2)	—	—	—	(2,870,000)	(2,870,000)
- Appropriation for staff and workers’ bonus and welfare fund			—	—	—	(29,594)	(29,594)

Balance at December 31, 2008 (Unaudited)			7,443,585	(509)	98,580	(493,088)	7,048,568

The notes on pages F-71 to F-105 form part of these financial statements.

Shanghai Secco Petrochemical Company Limited

Notes to the financial statements

(Expressed in Renminbi)

1	COMPANY STATUS

Shanghai Secco Petrochemical Co., Ltd. (“the Company”) is an equity joint venture established in Shanghai, the People’s Republic of China (PRC) by China Petroleum and Chemical Corporation (“Sinopec”), Sinopec Shanghai Petrochemical Co., Ltd. (“SPCL”) and BP Chemicals East China Investments Ltd. (“BPCECIL”) (registered in the United Kingdom). The Company obtained an approval certificate [Wai Jing Mao Zi Shen Zi (2001) No. 0099] from the Ministry of Commerce (formerly Ministry of Foreign Trade and Economic Co-operation) on September 13, 2001, and a business license (Qi He Hu Zong Zi No. 029541 (Shi ju)) on October 29, 2001 issued by the State Administration of Industry and Commerce of the PRC. The registered capital is USD 901,440,964.

According to the joint venture agreement and articles of association, the Company’s period of operation is 50 years and its principal activities are to produce, market and sell ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatics and co-products; provide related after-sales services and technical advice with respect to such main petrochemical products and co-products; engage in polymers application development; and provide ancillary utilities services to suppliers and processors. The Company commenced its manufacturing operations on March 31, 2005.

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

Monetary items denominated in foreign currencies are translated to Renminbi at the spot exchange rates at the balance sheet date. The resulting exchange differences are recognized in profit or loss, except those arising from the principals and interests on foreign currency borrowings specifically for the purpose of acquisition, construction of qualifying assets (see Note 3(15)). Non-monetary items denominated in foreign currencies that are measured at historical cost are translated to Renminbi using the foreign exchange rate at the transaction date.

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

The Company maintained a perpetual inventory system.

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

Useful lives, residual values and depreciation methods are reviewed at least at each financial year end.

(5)	Operating lease charges

Rental payments under operating leases are recognized as costs or expenses on a straight-line basis over the lease term.

(6)	Intangible assets

Intangible assets are stated in the balance sheet at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses (see Note 3(8)). For an intangible asset with finite useful life, its cost less residual value and impairment loss is amortized on the straight-line method over its estimated useful life. The respective amortization periods for intangible assets are as follows:

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

An impairment loss is recognized if the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in profit or loss. A provision for impairment loss of the asset is recognized accordingly. Impairment losses related to an asset group or a set of asset groups reduce the carrying amount of the assets in the asset group or set of asset groups on a pro rata basis. However, that the carrying amount of an impaired asset will not be reduced below the highest of its individual fair value less costs to sell (if determinable), the present value of expected future cash flows (if determinable) and zero.

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

If, after an impairment loss has been recognized on receivables, there is objective evidence of a recovery in value of the financial asset which can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss. A reversal of an impairment loss will not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

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

Employee benefits are all forms of considerations given and other related expenditures incurred in exchange for services rendered by employees. Employee benefits are recognized as a liability in the period in which the associated services are rendered by employees, with a corresponding increase in cost of relevant assets or expenses in the current period.

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

Deferred tax assets arise from deductible temporary differences, being the differences between the carrying amounts of assets for financial reporting purposes and their tax bases, which include the tax credits carry forward to subsequent periods. Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

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

When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue from the rendering of services is recognized in the income statement by reference to the stage of completion of the transaction based on the proportion of costs incurred to date to the estimated total costs.

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

A government grant that compensates the Company for expenses incurred is recognized in profit or loss immediately.

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

In the capitalization period, the amount of interest (including amortization of any discount or premium on borrowing) to be capitalized in each accounting period is determined as follows:

–	Where funds are borrowed specifically for the acquisition, construction of a qualifying asset, the amount of interest to be capitalized is the interest expense calculated using effective interest rates during the period less any interest income earned from depositing the borrowed funds before being used on the asset.

–	Where funds are borrowed generally and used for the acquisition, construction of a qualifying asset, the amount of interest to be capitalized on such borrowings is determined by applying a capitalization rate to the weighted average of the excess amounts of cumulative expenditures on the asset over the above amounts of specific borrowings. The capitalization rate is the weighted average of the interest rates applicable to the general-purpose borrowings.

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

As described in Note 3(9) (b), receivables that are measured at amortization cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, impairment loss is provided. Objective evidence of impairment includes observable data that comes to the attention of the Company about loss events such as a significant decline in the estimated future cash flow of an individual debtor or the portfolio of debtors, and significant changes in the financial condition that have an adverse effect on the debtor. If there is an indication that there has been a change in the factors used to determine the provision for impairment, the impairment loss recognized in prior years is reversed.

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

4	TAXATION

(1)	The types of taxes applicable to the Company’s sale of goods and rendering of services include business tax and value added tax (VAT). Their tax rates are as follows:

The types of taxes	Taxation Basis and rates
Business tax	5% of taxable income
VAT	Output VAT is 17% of product sales and taxable services revenue, based on tax laws. The remaining balance of output VAT, after subtracting the deductible input VAT of the period, is VAT payable

(2)	Income tax

The income tax rate applicable to the Company for the year is 18% (2007:15%).

Pursuant to the Income Tax Law of PRC for Foreign Invested Enterprises and Foreign Enterprises, starting from the year in which a taxable profit is made after the offset of deductible losses incurred in prior years, the Company is entitled to a preferential tax treatment of a tax-free period for the first and second profit making years and a 50% reduction in the income tax rate for the third to fifth years. This year is the third profit making year.

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“the new tax law”) which took effect on January 1, 2008, when the current tax law was abolished. The new tax law adopts an uniform tax rate of 25% for all enterprises including foreign investment enterprises and revokes the current tax exemption, reduction and protective treatments only applicable to foreign investment enterprises. State Council of the PRC passed the implementation guidance (“Implementation Guidance”) on December 26, 2007, which set out the details of how the existing preferential income tax rate will be adjusted to the statutory rate of 25%. According to the Implementation Guidance, the Company, which is eligible for a 100% or 50% relief from PRC Enterprise Income Tax, will continue to enjoy the preferential income tax rate up to the end of the derating period, after which, the 25% standard rate applies.

(3)	Taxes (recoverable)/payable

	2007	2008
	RMB’000	RMB’000
		(Unaudited)
VAT (recoverable)/payable	(47,177)	73,828
Others	1,532	822

Total	(45,645)	74,650

5	CASH AT BANK AND ON HAND

	2007	2008
	RMB’000	RMB’000
		(Unaudited)
Cash on hand	32	—
Demand deposits	1,566,365	1,748,561

Total	1,566,397	1,748,561

6	BILLS RECEIVABLE

	2007	2008
	RMB’000	RMB’000
		(Unaudited)
Bank acceptance bills	1,198,306	277,261

All of the above bills held by the Company are due within one year.

7	ACCOUNTS RECEIVABLE

(1)	Accounts receivable by customers’ type:

	Note	2007	2008
		RMB’000	RMB’000
			(Unaudited)
Amounts due from related parties	36(2) (ii)	283,160	64,999
Amounts due from other customers		228,875	27,891

Subtotal		512,035	92,890
Less: provision for bad and doubtful debts		—	(4,424)

Total		512,035	88,466

(2)	The ageing analysis of the Company’s accounts receivables is as follows:

	2007			2008 (unaudited)
	Amounts	Percentage of total accounts receivable	Bad debt provision	Amounts	Percentage of total accounts receivable	Bad debt provision
	RMB’000		RMB’000	RMB’000		RMB’000
Within 1 year (inclusive)	512,035	100%	—	92,890	100%	(4,424)

The ageing is counted starting from the date accounts receivable is recognized.

8	PREPAYMENTS

Prepayments are made for purchases. All the prepayments are due within one year.

9	OTHER RECEIVABLES

(1)	Other receivables by customers’ type:

	2007 RMB’000	2008 RMB’000
		(Unaudited)
Amounts due from related parties	—	—
Amounts due from other parties	18,314	13,043

Total	18,314	13,043

(2)	The ageing analysis of the Company’s other receivables is as follows:

	2007			2008 (unaudited)
	Amounts	Percentage of total other receivables	Bad debt provision	Amounts	Percentage of total other receivables	Bad debt provision
	RMB’000		RMB’000	RMB’000		RMB’000
Within 1 year (inclusive)	17,021	93%	—	11,407	87%	—
1 and 2 years (inclusive)	1,035	6%	—	470	4%	—
2 and 3 years (inclusive)	258	1%	—	1,040	8%	—
After 3 years	—	—	—	126	1%	—

Total	18,314	100%	—	13,043	100%	—

The ageing is counted starting from the date of recognition of other receivables.

10	INVENTORIES

	2007 RMB’000	2008 RMB’000
		(Unaudited)
Raw materials	949,683	584,480
Work in progress	41,485	41,611
Semi-finished goods	397,696	126,576
Finished goods	619,189	288,948

Subtotal	2,008,053	1,041,615
Less: Provision for diminution in value of inventories	(5,553)	(38,286)

Total	2,002,500	1,003,329

An analysis of provision for diminution in value of inventories is as follows:

	2007			2008 (unaudited)
	Semi-finished goods	Finished goods	Total	Semi-finished goods	Finished goods	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Opening balance as at January 1	(3,279)	(2,147)	(5,426)	—	(5,553)	(5,553)
Add: Provision made during the year	—	(5,553)	(5,553)	(6,761)	(31,525)	(38,286)
Less: Reversal during the year	3,279	2,147	5,426	—	5,553	5,553

Closing balance as at December 31	—	(5,553)	(5,553)	(6,761)	(31,525)	(38,286)

11	OTHER CURRENT ASSETS

	2007 RMB’000	2008 RMB’000
		(Unaudited)
Prepaid income tax	—	28,192
Entrusted loan
- principal	1,454,000	—
- interest receivable	1,309	—

Total	1,455,309	28,192

The Company entrusted Bank of Communications Shanghai Branch to grant loans. Details of loan balances as at December 31, 2007 are as follows:

Borrower	Balance	Duration	Interest rate
SPCL	391,000	2007.10.09-2008.01.09	3.80%
SPCL	336,000	2007.12.26-2008.06.26	3.58%
BP (China) Holdings Ltd. (“BP Holdings”)	391,000	2007.10.09-2008.01.09	3.80%
BP Zhuhai Chemical Co., Ltd (“BP Zhuhai”)	336,000	2007.12.26-2008.06.26	3.58%

Total	1,454,000

12	FIXED ASSETS

	Plant and buildings	Machinery and equipment	Office and other equipment	Motor vehicles	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As at January 1, 2007	1,247,955	14,875,108	85,781	3,850	16,212,694
Additions	—	877	16,454	649	17,980
Transfer from construction in progress	—	25,716	—	—	25,716
Disposals	—	(79,995)	(3,406)	—	(83,401)

As at December 31, 2007	1,247,955	14,821,706	98,829	4,499	16,172,989

Accumulated depreciation:
As at January 1, 2007	(136,557)	(1,987,080)	(36,624)	(563)	(2,160,824)
Charge for the year	(73,289)	(1,115,659)	(17,620)	(474)	(1,207,042)
Written back on disposal	—	5,934	2,619	—	8,553

As at December 31, 2007	(209,846)	(3,096,805)	(51,625)	(1,037)	(3,359,313)

Carrying amount:
As at December 31, 2007	1,038,109	11,724,901	47,204	3,462	12,813,676

As at December 31, 2006	1,111,398	12,888,028	49,157	3,287	14,051,870

	Plant and buildings	Machinery and equipment	Office and other equipment	Motor vehicles	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As at January 1, 2008	1,247,955	14,821,706	98,829	4,499	16,172,989
Additions	—	481	8,941	139	9,561
Transfer from construction in progress	—	11,919	—	—	11,919
Disposals	—	—	(2,809)	—	(2,809)

As at December 31, 2008 (unaudited)	1,247,955	14,834,106	104,961	4,638	16,191,660

Accumulated depreciation:
As at January 1, 2008	(209,846)	(3,096,805)	(51,625)	(1,037)	(3,359,313)
Charge for the year	(73,289)	(1,109,900)	(17,847)	(552)	(1,201,588)
Written back on disposal	—	—	2,624	—	2,624

As at December 31, 2008 (unaudited)	(283,135)	(4,206,705)	(66,848)	(1,589)	(4,558,277)

Net book value:
As at December 31, 2008 (unaudited)	964,820	10,627,401	38,113	3,049	11,633,383

As at December 31, 2007	1,038,109	11,724,901	47,204	3,462	12,813,676

The Company is still in the progress of application of the property certificate for the plant and buildings.

13	CONSTRUCTION IN PROGRESS

	2007 RMB’000	2008 RMB’000
		(Unaudited)
Cost
Balance at the beginning of the year	28,027	148,821
Additions during the year	151,377	556,131
Transferred to fixed assets	(25,716)	(11,919)
Transferred to intangible assets	(4,867)	—

Balance at the end of the year	(148,821)	693,033

14	INTANGIBLE ASSETS

	Land use right	Patent	Computer software	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Cost
As at January 1, 2007	770,967	880,076	23,414	1,674,457
Additions during the year	—	—	3,239	3,239
Transferred from construction in progress	—	—	4,867	4,867

As at December 31, 2007	770,967	880,076	31,520	1,682,563

Accumulated amortization
As at January 1, 2007	(31,624)	(162,461)	(10,277)	(204,362)
Charge for the year	(16,430)	(88,007)	(5,642)	(110,079)

As at December 31, 2007	(48,054)	(250,468)	(15,919)	(314,441)

Net book value
As at December 31, 2007	722,913	629,608	15,601	1,368,122

As at December 31, 2006	739,343	717,615	13,137	1,470,095

	Land use right	Patent	Computer software	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Cost
As at January 1, 2008	770,967	880,076	31,520	1,682,563
Additions during the year	—	208	8,474	8,682

As at December 31, 2008 (unaudited)	770,967	880,284	39,994	1,691,245

Accumulated amortization
As at January 1, 2008	(48,054)	(250,468)	(15,919)	(314,441)
Charge for the year	(16,430)	(88,022)	(7,178)	(111,630)

As at December 31, 2008 (unaudited)	(64,484)	(338,490)	(23,097)	(426,071)

Net book value
As at December 31, 2008 (unaudited)	706,483	541,794	16,897	1,265,174

As at December 31, 2007	722,913	629,608	15,601	1,368,122

15	LONG-TERM DEFERRED EXPENSES

	2007 RMB’000	2008 RMB’000
		(Unaudited)
Balance at the beginning of the year	37,273	12,053
Additions for the year	7,775	22,800
Amortization for the year	(32,995)	(22,848)

Balance at the end of the year	12,053	12,005

16	DEFERRED TAX ASSETS

	2007		2008 (unaudited)
	Deductible temporary difference	Deferred tax assets	Deductible temporary difference	Deferred tax assets
	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax assets
Income tax credit for purchases of domestically-produced equipment	527,700	47,493	—	—
Provision for diminution in value of inventories	5,553	500	—	—
Pre-operating expenses	235,149	22,610	—	—
Deductible losses	—	—	134,342	32,242

Total	768,402	70,603	134,342	32,242

In accordance with the accounting policy set out in Note 3(11), the Company has not recognized deferred tax assets in respect of cumulative tax losses of RMB320,958,000 (2007: RMB nil) as it is not probable that the related tax benefit will be realized. The deductible tax losses expire in 2013 under current tax law.

17	PROVISIONS FOR IMPAIRMENT

At December 31, 2007 and 2008, the provisions for impairment of the Company are set out as follows:

	2007
Item	Balance at the beginning of the year	Charge for the year	Reversal during the year	Balance at the end of the year
	RMB’000	RMB’000	RMB’000	RMB’000
Inventories	5,426	5,553	(5,426)	5,553

Total	5,426	5,553	(5,426)	5,553

	2008
Item	Balance at the beginning of the year	Charge for the year	Reversal during the year	Balance at the end of the year
	RMB’000	RMB’000	RMB’000	RMB’000
Receivables	—	4,424	—	4,424
Inventories	5,553	38,286	(5,553)	38,286

Total	5,553	42,710	(5,553)	42,710

18	SHORT-TERM LOANS

	2007				2008 (unaudited)
	Principal in foreign currency	Exchange rate	RMB/ RMB equivalent	Credit/ guaranteed	Principal in foreign currency	Exchange rate	RMB/ RMB equivalent	Credit/ guaranteed
	‘000		RMB’000		‘000		RMB’000
Bank loans — USD LIBOR+0.2%	—	—	—	—	15,000	6.8346	102,519	Credit

19	BILL PAYABLE

	2007 RMB’000	2008 RMB’000
		(Unaudited)
Bank acceptance bills	—	3,258

20	EMPLOYEE BENEFITS PAYABLE

	2007 RMB’000	2008 RMB’000
		(Unaudited)
Staff welfare fees	21,023	42,690
Social insurances
Housing fund	—	6
Medical insurance premium	986	1,127
Basic old age insurance premium	2,183	2,500
Unemployment insurance premium	211	242
Supplementary old age pension	—	166
Labor union fee, staff and workers’ education fee	1,345	371
Others	53,294	46,829

Total	79,042	93,931

21	LONG-TERM LOANS DUE WITHIN ONE YEAR

	2007				2008 (unaudited)
	Principal in foreign currency ‘000	RMB/RMB equivalent RMB’000	interest rate (p.a.)	Credit/ guaranteed	Principal in foreign currency ‘000	RMB/RMB equivalent RMB’000	interest rate (p.a.)	Credit/ guaranteed
Bank loans:
- RMB		148,800	10% lower than RMB benchmark interest rate	Credit		153,600	10% lower than RMB benchmark interest rate	Credit

- USD	55,800	407,597	LIBOR+ 0.2%	Credit	55,800	381,371	LIBOR+ 0.2%	Credit

Total		556,397				534,971

22	LONG-TERM LOANS

	2007				2008 (unaudited)
	Principal in foreign currency ‘000	RMB/RMB equivalent RMB’000	interest rate (p.a.)	Credit/ guaranteed	Principal in foreign currency ‘000	RMB/RMB equivalent RMB’000	interest rate (p.a.)	Credit/ guaranteed
Bank loans:
- RMB		4,651,200	10% lower than RMB benchmark interest rate	Credit		4,497,600	10% lower than RMB benchmark interest rate	Credit

- USD	564,200	4,121,255	LIBOR+ 0.2%	Credit	508,400,000	3,474,711	LIBOR+ 0.2%	Credit

Total		8,772,455				7,972,311

According to the loan contract, the Renminbi loans are repayable in 28 installments during the period from June 20, 2008 to December 20, 2021.

The	US dollar loans are repayable in 12 installments during the period from June 20, 2008 to December 20, 2013.

The	maturity analysis of the Company’s long-term loan is set out below:

	2007 RMB’000	2008 RMB’000
		(Unaudited)
Due after 1 year but within 2 years (inclusive)	561,197	645,707
Due after 2 years but within 3 years (inclusive)	679,218	671,694
Due after 3 years	7,532,040	6,654,910

Total	8,772,455	7,972,311

23	PAID-IN CAPITAL

Registered capital

		2007 and 2008 (unaudited)
	Amount in USD’000%
BPCECIL	450,720	50%
Sinopec	270,432	30%
SPCL	180,288	20%

	901,440	100%

Paid-in capital

			2007 and 2008 (unaudited)
	Amount in USD’000	Amount in RMB’000%
BPCECIL	450,720	3,721,792	50%
Sinopec		2,233,076	30%
SPCL		1,488,717	20%

		7,443,585	100%

24	CAPITAL RESERVE

2007 and 2008 (unaudited)
RMB’000
Foreign currency capital translation difference	(509)

25	SURPLUS RESERVE

	2007 RMB’000	2008 RMB’000
		(Unaudited)
General reserve fund	19,697	49,290
Enterprise expansion fund	19,696	49,290

Total	39,393	98,580

26	APPROPRIATION OF PROFITS

(1)	Appropriation to surplus reserve

In accordance with the Board of Director’s Meeting resolution on April 1, 2008, the Company made appropriations to the following surplus reserve for 2008:

(i) Surplus reserve - Enterprise expansion fund	1%
(ii) Surplus reserve - General reserve fund	1%
(iii) Staff and workers’ bonus and welfare fund	1%

(2)	Cash dividends attributable to investors

The Board of Directors approved on April 1, 2008 and September 18, 2008, the appropriation of cash dividends totalling RMB2,870,000,000 (2007: RMB1,910,567,000) to the Company’s investors.

27	OPERATING INCOME

	2006 RMB’000	2007 RMB’000	2008 RMB’000
			(Unaudited)
Operating income from principal activities
-Sale of goods	21,657,400	24,056,676	22,711,463
-Rendering of services	119,997	150,562	128,147

Sub-total	21,777,397	24,207,238	22,839,610
Other operating income	13,409	11,358	11,776

Total	21,790,806	24,218,596	22,851,386

28	OPERATING COSTS

	2006 RMB’000	2007 RMB’000	2008 RMB’000
			(Unaudited)
Operating cost from principal activities
-Sale of goods	17,947,673	20,286,631	22,235,805
-Rendering of services	77,991	64,652	72,300

Sub-total	18,025,664	20,351,283	22,308,105
Other operating costs	12,629	6,488	6,648

Total	18,038,293	20,357,771	22,314,753

29	FINANCIAL EXPENSES

	2006 RMB’000	2007 RMB’000	2008 RMB’000
			(Unaudited)
Interest expense from loans	617,916	624,453	516,375
Less: Interest income from deposits and receivables	(38,678)	(61,040)	(62,622)
Net exchange gains	(157,429)	(325,948)	(296,926)
Other financial expenses	2,151	567	696

Total	423,960	238,032	157,523

30	IMPAIRMENT REVERSAL/(LOSS)

	2006 RMB’000	2007 RMB’000	2008 RMB’000
			(Unaudited)
Accounts receivable	—	—	(4,424)
Inventories	9,980	(127)	(32,733)

	9,980	(127)	(37,157)

31	INVESTMENT INCOME

	2006 RMB’000	2007 RMB’000	2008 RMB’000
			(Unaudited)
Interest income from entrusted loans	—	39,238	24,043

32	INCOME TAX BENEFIT/(EXPENSES)

(1)	Income tax benefit/(expenses) for the year represent

	2006 RMB’000	2007 RMB’000	2008 RMB’000
			(Unaudited)
Current tax expenses for the year	—	—	—
Deferred taxation	17,636	52,967	(38,361)

Total	17,636	52,967	(38,361)

The analysis of deferred tax benefit/(expenses) are set out below:

	2006 RMB’000	2007 RMB’000	2008 RMB’000
			(Unaudited)
Origination and reversal of temporary differences	17,636	47,993	(38,361)
Change in tax rate	—	4,974	—

Total	17,636	52,967	(38,361)

(2)	Reconciliation between income tax expenses and accounting profits is as follows:

	2006 RMB’000	2007 RMB’000	2008 RMB’000
			(Unaudited)
Profit/(loss) before income tax	2,708,334	2,906,387	(455,300)

Expected income tax expenses/(benefit) at a tax rate of 18% (2007:15%; 2006: 15%)	406,250	435,958	(81,954)
Tax effect of non-taxable income	(406,250)	(435,958)	—
Reversal of deferred tax assets recognized in previous years (Note 16)	—	—	70,603
Tax effect of unused tax losses not recognized	—	—	57,772
Effect of change in tax rate on deferred tax	—	(4,974)	—
Others	(17,636)	(47,993)	(8,060)

Income tax (benefit)/expenses	(17,636)	(52,967)	38,361

33	SUPPLEMENT TO CASH FLOW STATEMENT

(1)	Reconciliation of net profit/(loss) to cash flows from operating activities:

	2006 RMB’000	2007 RMB’000	2008 RMB’000
			(Unaudited)
Net profit/(loss)	2,725,970	2,959,354	(493,661)
Add: (Reversal of)/provision for receivables and inventories	(9,980)	127	37,157
Depreciation of fixed assets	1,163,596	1,207,042	1,201,588
Amortization of intangible assets	108,792	110,079	111,630
Amortization of long-term deferred expenses	4,633	32,995	22,848
Loss on disposal of fixed assets	267	764	141
Financial expenses	462,638	299,072	226,493
Gains arising from investment	—	(39,238)	(24,043)
(Increase)/decrease in gross inventories	(194,914)	(212,276)	966,438
(Increase)/decrease in operating receivable	(694,471)	(524,884)	1,264,309
Increase/(decrease) in operating payables	634,596	(340,249)	(558,249)
(Increase)/decrease in deferred tax assets	(17,636)	(52,967)	38,361

Net cash inflow from operating activities	4,183,491	3,439,819	2,793,012

34	SEGMENT REPORT

The Company does not engage in multiple businesses or operate in multiple locations, therefore no segment analysis is provided.

35	RISK ANALYSIS, SENSITIVITY ANALYSIS, AND DETERMINATION OF FAIR VALUES FOR FINANCIAL INSTRUMENTS

The Company has exposure to the following risks from its use of financial instruments:

—    Credit risk

—    Liquidity risk

—    Interest rate risk

—    Foreign currency risk

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

The Company is responsible for their own cash management, including short term investment of cash surpluses and the raising of loans to cover expected cash demands. The Company’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash to meet its liquidity requirements in the short and longer term.

The maturity analysis of the entrusted loans and long term debts are disclosed in Note 11 and Note 22.

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

(5)	Fair values

All financial instruments are carried at amounts not materially different from their fair values as at December 31, 2007 and 2008.

(6)	Estimation of fair values

The following summarizes the major methods and assumptions used in estimating the fair values of financial assets and liabilities.

(a)	Receivables

The fair value is estimated as the present value of the future cash flows, discounted at the market interest rates at the balance sheet date.

(b)	Loans and other non-derivative financial liabilities

The fair value is estimated as the present value of future cash flows, discounted at the market rate of interest at the balance sheet date.

36	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS

(1)	Information on the investors of the Company is listed as follows:

	Registered place	Business nature	Shareholding percentage	Proportion of voting rights
Sinopec	Beijng, the PRC	Oil and gas exploration, development, production and marketing, crude oil processing, oil products trading and distribution	30%	25%
SPCL	Shanghai, the PRC	Crude oil processing, petroleum products, synthetic resins and plastics products, synthetic fibre raw materials and synthetic fibres	20%	25%
BPCECIL	Wales, the UK	Investment	50%	50%

(2)	The amounts of the Company’s related party transactions during the year and its balances with related parties at the year end are summarized as follows:

i)	The material transactions with related parties are summarized as follows:

Receiving construction services

	2006 RMB’000	2007 RMB’000	2008 RMB’000
			(Unaudited)
Sinopec International Co., Ltd. (“Sinopec International”)	3,717	896	—
SPCL	58	—	3,051
BPCECIL	—	—	182
BP Singapore Pte Limited (“BP Singapore”)	—	—	558
Jinshan Associated Trading Corporation (“JAT”)	11,141	—	—
Other fellow subsidiaries of Sinopec, SPCL	1,466	943	75,559

	16,382	1,839	79,350

Purchase of goods

	2006 RMB’000	2007 RMB’000	2008 RMB’000
			(Unaudited)
Sinopec Shanghai Gaoqiao Branch (“Sinopec Gaoqiao Branch”)	4,876,223	4,624,063	5,218,164
Sinopec Maoming Branch	832,050	—	—
Sinopec Guangzhou Branch	210,391	202,539	140,902
Sinopec Zhenhai Branch	6,871,035	8,474,446	7,286,226
SPCL	706,459	1,031,613	885,581
Sinopec Jinling Branch	—	172,248	—
JAT	17,223	9,702	125,196
Shanghai Jindi Petrochemcial Co., Ltd (“Shanghai Jindi”)	344,334	94,517	—
Hangzhou Refinery China Petrochemical Corporation (“Hangzhou Refinery”)	—	79,142	47,335
BP Singapore Pte Limited (“BP Singapore”)	92,268	46,935	27,088
Other fellow subsidiaries of Sinopec, SPCL	16,282	34,205	118,330

	13,966,265	14,769,410	13,848,822

Sale of goods

	2006 RMB’000	2007 RMB’000	2008 RMB’000
			(Unaudited)
Sinopec Assets Management Corporation Baling Petrochemical Branch		—	110,754
Sinopec International Industry Co., Ltd (“Sinopec International Industry”)	92,360	—	—
Sinopec International	59,352	82,151	77,078
Sinopec Gaoqiao Branch	926,397	2,327,563	2,584,691
Sinopec Sales Company Shanghai Branch (“SSCS”)	8,996	—	—
SPCL	909,854	1,624,352	719,913
JAT	706,042	243,699	611,509
Zhejiang Jingyong Acrylic Co., Ltd. (“Jinyong Acrylic”)	723,803	729,079	351,136
Shanghai Jinhua Industry Co., Ltd. (“Jinhua Industry”)	307	—	—
BP Singapore	50,361	—	—

	3,477,472	5,006,844	4,455,081

Lease

	2006 RMB’000	2007 RMB’000	2008 RMB’000
			(Unaudited)
SPCL	3,203	2,153	1,077

Entrusted loans
	2006 RMB’000	2007 RMB’000	2008 RMB’000
			(Unaudited)
Sinopec	391,000	—	—
SPCL	336,000	727,000	—
BP Holdings	391,000	391,000	—
BP Zhuhai	336,000	336,000	—

Total	1,454,000	1,454,000	—

ii)	The balances of transactions with related parties at December 31, are set out as follows:

	2007
	Accounts receivable	Prepayments	Accounts payable	Advances from customers	Other payables
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Sinopec International	—	—	—	2,183	4
Sinopec Zhenhai	—	—	408,244	—	—
Sinopec Gaoqiao Branch	142,629	—	246,490	—	—
SPCL	81,111	—	36,537	—	—
Jingyong Acrylic	16,651	—	—	—	—
Hangzhou Refinery	—	—	1,538	—	—
JAT	42,769	—	129	—	—
Other fellow subsidiaries of Sinopec, SPCL	—	—	1,599	—	93

	283,160	—	694,537	2,183	97

	2008 (unaudited)
	Accounts receivable	Prepayments	Accounts payable	Advances from customers	Other payables
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Sinopec International	—	—	—	352	4
Sinopec Zhenhai	—	—	102,637	—	—
Sinopec Gaoqiao Branch	22,665	7,251	—	—	—
SPCL	2,639	—	—	—	—
Jingyong Acrylic	8,847	—	—	—	—
JAT	30,848	11,781	120	—	—
BP Singapore	—	—	137	—	—
Other fellow subsidiaries of Sinopec, SPCL	—	29,520	39,743	4,134	1,966

	64,999	48,552	142,637	4,486	1,970

37	COMMITMENTS

(a)	Capital commitments

As at December 31, the capital commitments of the Company are summarized as follows:

	2007 RMB’000	2008 RMB’000
		(Unaudited)
Contracted for	20,791	836,037
Authorized but not contracted for	437,413	1,010,853

Total	458,204	1,846,890

(b)	Operating lease commitments

As at December 31, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	2007 RMB’000	2008 RMB’000
		(Unaudited)
Within 1 year (inclusive)	11,156	11,292
1 and 2 years (inclusive)	—	4,736
2 and 3 years (inclusive)	—	395

Total	11,156	16,423

38	SIGNIFICANT DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED UNDER THE CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (2006) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

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

Under China Accounting Standards for Business Enterprises (2006), investment income received is classified as investing activities.

Under U.S. GAAP, such investment income received is classified as operating activities.

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