Form 20-F
period 2009-12-31
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
filed 2010-06-10
CIK 908732

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Information in this Annual Report which does not relate to historical financial information may be deemed to constitute forward- looking statements. The words or phrases “may”, “will”, “expect”, “anticipate”, “plan”, “will likely result”, “estimate”, “project”, “believe”, “intends to” or similar expressions identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected in the forward-looking statements. We caution readers not to place undue reliance on any forward looking statements, which speak only as of the date made. We undertake no obligations to update any forward-looking statements to reflect events and circumstances after the date on which the statements are made or reflect the occurrence of unanticipated events. Among the factors that could cause our actual results in the future to differ materially from the forward-looking statements are the availability of crude oil supply channels and relevant prices, effects of the macroeconomic policy of The People’s Republic of China, government control of currency conversion and the prices of refined oil products, and other factors discussed in Item 3.D “Key Information - Risk Factors”.

EXCHANGE RATES

Unless otherwise specified, references in this Annual Report to “US dollars” or “US$” are to United States dollars, references to “HK dollars” or “HK$” are to Hong Kong dollars and references to “Renminbi” or “RMB” are to Renminbi yuan, the legal tender currency of the PRC.

We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to US dollars have been made at a rate of RMB6.8259 to US$1.00, the noon buying rate on December 31, 2009 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We do not represent that Renminbi or US dollar amounts could be converted into US dollars or Renminbi, as the case may be, at any particular rate.

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

A. Selected Financial Data.

Our selected consolidated statements of income and cash flow data for each of the years ended December 31, 2007, 2008 and 2009 and our selected consolidated balance sheet data as of December 31, 2008 and 2009 are derived from our consolidated financial statements included in Item 17. Financial Statements. Our selected consolidated statements of income and cash flow data for the years ended December 31, 2005 and 2006 and our consolidated balance sheet data as of December 31, 2005, 2006 and 2007 are derived from our consolidated financial statements not included in this Annual Report. Our selected consolidated financial data should be read in conjunction with our consolidated financial statements, and the notes thereto, and Item 5. Operating and Financial Review and Prospects. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Selected Consolidated Financial Data

(in thousands, except per share and per ADS data)

	Years Ended December 31,
	2005 (RMB)	2006 (RMB)	2007 (RMB)	2008 (RMB)	2009 (RMB)
STATEMENTS OF INCOME DATA
Net sales:
Synthetic fibers	4,763,993	4,711,667	4,328,742	3,662,023	2,823,663
Resins and plastics	13,958,329	15,753,304	15,878,803	14,850,284	12,263,540
Intermediate petrochemicals	6,555,953	6,775,721	9,372,658	10,271,840	8,421,035
Petroleum products	17,954,954	19,387,666	21,036,581	27,552,859	18,917,890
All others	1,956,985	3,289,765	3,637,905	2,992,765	4,919,136
Income/(loss) from operations	2,527,960	552,907	892,656	(7,817,264)	2,023,476
Earnings/(loss) before income tax	2,287,594	964,200	2,151,352	(8,014,438)	2,166,509
Net income/(loss) attributable to equity shareholders of the Company	1,850,449	844,407	1,634,080	(6,238,444)	1,590,988
Net income attributable to minority interests	70,845	66,555	49,056	36,717	64,471
Basic earnings/(loss) per share(a)	0.26	0.12	0.23	(0.87)	0.22
Basic earnings/(loss) per ADS(a)	25.70	11.73	22.70	(86.65)	22.10

(a)	The calculation of earnings per share is based on the weighted average number of shares outstanding during the year of 7,200,000,000 in each of 2009, 2008, 2007, 2006 and 2005, respectively. Earnings per ADS are calculated on the basis that one ADS is equivalent to 100 shares.

	Years Ended December 31,
	2005 (RMB)	2006 (RMB)	2007 (RMB)	2008 (RMB)	2009 (RMB)
CASH FLOW DATA
Net cash flow generated from/ (used in) operating activities	3,943,578	1,696,615	1,441,998	(3,986,490)	3,346,890
Capital expenditures	1,142,927	2,008,779	2,134,123	1,511,072	2,120,292
Net proceeds from issuance of corporate bonds	—	2,977,800	—	—	1,000,000
Proceeds from loans and borrowings	9,836,199	13,939,126	17,605,887	32,528,758	29,211,434
Repayment of loans and borrowings	11,393,941	15,910,127	16,166,938	27,377,610	31,849,620

	Years Ended December 31,
	2005 (RMB)	2006 (RMB)	2007 (RMB)	2008 (RMB)	2009 (RMB)
BALANCE SHEET DATA
Current assets	7,507,554	7,563,106	8,936,764	6,511,351	9,061,425
Property, plant and equipment	14,651,167	13,359,862	14,977,237	13,272,899	14,977,205
Total assets	26,810,371	27,406,060	29,853,050	27,533,027	29,908,486
Short term debt(a)	3,926,742	4,270,337	4,091,969	9,372,725	7,774,673
Current liabilities	6,132,637	7,030,050	8,261,732	13,342,720	14,304,925
Long term debt (excluding current portion)	1,477,261	1,063,654	639,289	429,021	304,258
Total equity attributable to equity shareholders of the Company	18,829,987	18,976,343	20,648,038	13,496,933	15,005,018

(a)	Including corporate bonds and current portion of long term debt.

Dividends

The following table sets forth certain information concerning the dividends since January 1, 1994:

Dividend Period	Dividend per Share
January 1, 1994-June 30, 1994	RMB0.04 (US$0.0059)
July 1, 1994-December 31, 1994	RMB0.085 (US$0.0125)
January 1, 1995-June 30, 1995	RMB0.04 (US$0.0059)
July 1, 1995-December 31, 1995	RMB0.09 (US$0.0132)
January 1, 1996-June 30, 1996	RMB0.04 (US$0.0059)
July 1, 1996-December 31, 1996	RMB0.08 (US$0.0117)
January 1, 1997-December 31, 1997	RMB0.06 (US$0.0088)
January 1, 1998-December 31, 1998	RMB0.03 (US$0.0044)
January 1, 1999-December 31, 1999	RMB0.05 (US$0.0073)
January 1, 2000-December 31, 2000	RMB0.06 (US$0.0088)
January 1, 2001-December 31, 2001	No dividend
January 1, 2002-December 31, 2002	RMB0.05 (US$0.0073)
January 1, 2003-December 31, 2003	RMB0.08 (US$0.0117)
January 1, 2004-December 31, 2004	RMB0.20 (US$0.0293)
January 1, 2005-December 31, 2005	RMB0.10 (US$0.0147)
January 1, 2006-December 31, 2006	RMB0.04 (US$0.0059)
January 1, 2007-December 31, 2007	RMB0.09 (US$0.0132)
January 1, 2008-December 31, 2008	No dividend
January 1, 2009-December 31, 2009	RMB0.03 (US$0.0044)

See also Item 8.A. Financial Information – Consolidated Statements and Other Financial Information – Dividend Policy.

Exchange Rates

The Chinese government controls its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. See Item 10.D. Additional Information – Exchange Controls.

The following table sets forth information concerning exchange rates between Renminbi and US dollars for the periods indicated:

	Noon Buying Rates (RMB/US$)
Period	Period End	Average(1)	High	Low
2005	8.0702	8.1828	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7899
2009	6.8259	6.8307	6.8470	6.8176
November 2009	6.8265	6.8271	6.8300	6.8255
December 2009	6.8259	6.8275	6.8299	6.8244
January 2010	6.8268	6.8269	6.8295	6.8258
February 2010	6.8258	6.8285	6.8330	6.8258
March 2010	6.8258	6.8262	6.8270	6.8254
April 2010	6.8247	6.8256	6.8275	6.8229

Source: The sources of the exchange rates are: (i) with respect to any period ending on or prior to December 31, 2008, the Federal Reserve Bank of New York, and (ii) with respect to any period ending on or after January 1, 2009, the H.10 statistical release of the Federal Reserve Board.

Note: (1) Determined by averaging the rates on the last business day of each month during the respective period.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

An investment in our ADSs involves significant risks. The risks and uncertainties described below are not the only ones we face. You should consider carefully all of the information in this annual report, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

The global financial crisis may have further material adverse effects on our financial condition and operating results.

The global financial crisis has resulted in reduced demand and decreased prices for the petrochemical industry. Although the Chinese government has taken measures to stabilize the macroeconomic environment and the Chinese economy maintained some growth as a result of the economic stimulus packages implemented by the Chinese government in 2009, it is not clear if and when economic growth in China will be as strong as it was in the past. China’s petrochemical industry is confronted with substantial difficulties and challenges. The uncertainty as to when certain economic stimulus policies will be revoked and the growth trend of international trade may continue to have an adverse impact on our operating results.

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

Historically, international prices of crude oil have also fluctuated widely due to many factors beyond our control. For example, international crude oil prices increased significantly in the first half of 2009 after reaching a low for the year of US$33.98 per barrel on February 12. In the second half, prices remained volatile and fluctuated at a relatively high level, rallying between US$70 ~ US$80 per barrel and rising to an all-year high closing price of US$81.18/barrel on October 22. As crude oil costs accounted for RMB26,450 million or 58.76% of the Group’s annual cost of sales in 2009, changes in crude oil prices can affect the Group’s profitability. We expect that the volatility and uncertainty of the prices of crude oil and petrochemical products will continue, and that increasing crude oil prices and declines in prices of petrochemical products may adversely affect our business and results of operations and financial condition.

Some of our major products are subject to government price controls, and we are not able to pass on all cost increases from rising crude oil prices through higher product prices.

We consume large amounts of crude oil to manufacture our products of which more than 90% is imported. We attempt to mitigate the effect of increased costs due to rising crude oil prices. However, our ability to pass on these increased costs to our customers is dependent on market conditions and government regulations, particularly government regulation with respect to the price of certain of our fuel products. In particular, gasoline, diesel and jet fuel, and liquefied petroleum gas are subject to government price controls. In 2007, 2008 and 2009, approximately 54.06%, 43.52% and 47.70% of our net sales were from such products subject to price control. Although we do receive subsidies from the Chinese government to, among other things, cover part of our losses resulting from such price controls, the amount of such subsidies vary substantially from year to year or even quarter to quarter and is difficult to predict. Although the Chinese government has adopted a new pricing mechanism for domestic refined oil products that indirectly links the prices of these products to international crude oil prices (see “—Item 4. Information on the Company – B. Business Overview – Product Pricing”), such pricing mechanism is still nontransparent. Moreover, the Chinese government controls the distribution of many petroleum products in China. For instance, some of our petroleum products are required to be sold to designated distributors (such as the subsidiaries of China Petroleum & Chemical Corporation). Because we cannot freely sell our fuel products to take advantage of opportunities for higher prices and because the formula for the new pricing mechanism set by the Chinese government is not transparent, in periods of high crude oil prices, we may not be able to fully cover increases in crude oil prices by increases in the sale prices of our products, which has had and will continue to have a material adverse effect on our financial condition, results of operations and cash flows.

Our development and operation plans have significant capital expenditure and financing requirements, which are subject to a number of risks and uncertainties.

The petrochemical business is a capital intensive business. Our ability to maintain and increase our revenues, net income and cash flows depends upon continued capital spending. Our current business strategy contemplates capital expenditures for 2010 of approximately RMB2.0 billion (US$293 million), which will be provided through financing activities and use of our own capital. Our actual capital expenditures may vary significantly from these planned amounts due to our ability to generate sufficient cash flows from operations, investments and other factors that may be beyond our control. In addition, there can be no assurance as to whether, or at what cost, our capital projects will be completed or the success of these projects if completed.

As a result of the global economic downturn and its negative effect on our net income and cash flows, we have had to take on an increased amount of indebtedness in 2008, 2009 and 2010 to fund our capital expenditures and operations as compared to previous years. As of March 31, 2010, we had aggregate outstanding indebtedness of approximately RMB8.093 billion (US$1.186 billion). Most of our loans are with state-controlled banks in China and structured as short-term debt obligations with payment due in one year or less. These banks have generally been willing to provide new short-term loans while we pay down existing loans, as our overall debt level has been reduced slightly since 2008. China Petroleum & Chemical Corporation (“Sinopec Corp”), our controlling shareholder, did not provide any guarantee or credit support for our debt for the year ended December 31, 2009 and for the three-month period ended March 31, 2010.

Our ability to obtain external financing in the future and our ability to make timely repayments of our debt obligations are subject to a variety of uncertainties, including: our future results of operations, financial condition and cash flows; the condition of the economy in China and the markets for our products; the cost of financing and the condition of financial markets; the issuance of relevant government approvals and other project risks associated with the development of infrastructure in China; and the continuing willingness of banks to provide new loans as we pay down existing debt.

While we anticipate that we will rely less on debt to finance capital expenditures and operations as the global economic outlook begins to improve, if we fail to obtain sufficient funding for our operations or development plans or are unable to obtain new short-term debt to pay off existing debt, our business, results of operations and financial condition could be adversely affected.

We could face increased competition.

Our principal market, Eastern China, which is comprised of Shanghai, Jiangsu, Zhejiang, Anhui and Jiangxi, has enjoyed stronger economic growth and a higher demand for petrochemical products than other regions of China. As a result, we believe that competitors will try to expand their sales and build up their distribution networks in our principal market. In 2010, we expect that China’s petrochemical market will reach a peak in newly built on stream capacity. The commencement of production by new plants will continue to create a capacity surplus and result in a structural oversupply in the petrochemical market in general. We believe this will have a substantial adverse impact on the production and sale of our major products. Moreover, Chinese private enterprises have gradually overcome technological and funding barriers to extend their business from the downstream processing sector to the upstream petrochemical field. These enterprises have advantages in many areas such as flexibility in operation costs, preferential policy treatment and regional presence, and may use these advantages to compete with us in markets for our products.

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

As of May 1, 2010, Sinopec Corp owned 55.56% of our shares. Accordingly, it has voting and management control over us, and its interests may be different from your interests and the interests of our other shareholders. Subject to our Articles of Association and applicable laws and regulations, Sinopec Corp will be in a position to cause us to declare dividends, determine the outcome of corporate actions requiring shareholder approval or effect corporate transactions without the approval of the holders of the H shares and ADSs. Any such increase in our dividend payout would reduce funds available for reinvestment in our business and any such actions or transactions could adversely affect us or our minority shareholders. Additionally, Sinopec Corp may experience changes in its own business strategy and policies. Although we are not currently aware of any specific changes, they could, in turn, lead Sinopec Corp to change its policies or practices toward us in ways that we cannot predict, with corresponding unpredictable consequences for our business.

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

China joined the WTO on December 11, 2001. As part of its membership, China has committed to eliminate some tariff and non-tariff barriers to foreign competition in the domestic petrochemical industry that benefited us in the past. In particular, China:

•	has reduced tariffs on imported petrochemicals products that compete with ours;

•	increased levels of permitted foreign investment in the domestic petrochemicals industry, allowing foreign investors to own 100% of a domestic petrochemicals company from December 11, 2004;

•	has gradually relaxed restrictions on the import of crude oil by non-state owned companies;

•	has granted foreign-owned companies the right to import petrochemical products; and

•	has permitted foreign-owned companies to distribute and market fuel products in both retail and wholesale markets in China.

As a result of these measures, we face increased competition from foreign companies and imports. In 2010, the impact of the global economic downturn will continue, the global market for petrochemical products may be slow to recover, and many overseas petrochemical companies, in particular those from neighboring areas, such as Japan, South Korea and the Middle East, have switched their focus to sales in China, which we believe, will further intensify competition in the Chinese domestic petrochemical market. In addition, tariff reductions could reduce our profit margins or otherwise negatively impact our revenue from certain products, including a small number of significant products. The PRC government may also reduce the tariffs imposed on production equipment that we may import in the future.

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

Over the past thirty-seven years, the Company built up an infrastructure system to support its production needs. The Company has its own facilities to supply water, electricity, steam and other utilities and to treat waste water, as well as ocean and inland waterway wharfs and railroad and road transportation facilities.

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

Based on 2009 sales volumes, we are a leading Chinese producer of synthetic fibers and resins and plastic products. We believe that we are also a leading competitor in sales of petroleum products and intermediate petrochemicals in our regional markets.

Our net sales by product category, as a percentage of total net sales in each of 2009, 2008 and 2007 are summarized as follows:

Net Sales of RMB 47,345.3 million (US$6,936.13 million) in 2009

Synthetic fibers	5.96%
Resins and plastics	25.90%
Intermediate petrochemicals	17.79%
Petroleum products	39.96%
All others	10.39%
Total	100.00%

Net Sales of RMB59,330 million (US$8,696 million) in 2008

Synthetic fibers	6.17%
Resins and plastics	25.03%
Intermediate petrochemicals	17.31%
Petroleum products	46.44%
All others	5.05%
Total	100.00%

Net Sales of RMB54,255 million (US$7,952.36 million) in 2007

Synthetic fibers	7.98%
Resins and plastics	29.27%
Intermediate petrochemicals	17.28%
Petroleum products	38.77%
All others	6.70%
Total	100.00%

We derive a substantial portion of our revenues from customers in Eastern China (principally Shanghai and its six neighboring provinces), an area that has experienced economic growth above the national average in recent years. We believe that we are well- positioned to take advantage of opportunities which may arise through the growth of the Chinese economy generally and in this area in particular. Shown by geographic region and exports, our net sales by product category as a percentage of total net sales for each of 2009, 2008 and 2007 are as follows:

2009 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	83.00	16.04	0.96
Resins and plastics	86.66	13.34	0
Intermediate petrochemicals	83.78	14.49	1.73
Petroleum products	99.84	0.16	0
Total net sales	92.74	6.92	0.34

2008 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	80.84	17.12	2.04
Resins and plastics	86.06	13.94	0
Intermediate petrochemicals	84.88	13.79	1.33
Petroleum products	99.55	0.45	0
Total net sales	92.32	7.30	0.38

2007 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	79.94	19.32	0.74
Resins and plastics	87.30	12.70	0.00
Intermediate petrochemicals	89.12	9.86	1.02
Petroleum products	98.68	1.32	0.00
Total net sales	92.00	7.64	0.36

Business Strategy

In line with the changes in external economic circumstances, in 2010 we will continue to actively capitalize on market opportunities, increase our total physical production volume, and improve in the areas of health, safety and the environment. We will strengthen our internal management and optimize our allocation of resources; devote efforts to project construction to maintain sustainable development; push forward team-building strategies to improve human resources development; and strive to increase production operations, reform and development to a new level.

We will devote efforts to production safety, environmental protection, occupational health, energy conservation and emissions reduction, striving to comply with the requirements for the development of a low-carbon, green economy with recyclable materials. We will continue to implement an accountability system for all staff to ensure that staff responsibilities for safety and environmental protection cover all relevant aspects. The system will also be implemented to strengthen safety monitoring in key areas by stepping up the desulfurization of flue gas and the treatment of foul odor and wastewater and by conducting vigorous investigations into potential problems and to control and prevent potential risks. We will advance energy conservation and emissions reduction work by implementing various initiatives on a full scale such as emissions reduction in production operations, engineering, structural and management projects.

We will endeavor to improve the operational performance of our main production plants, striving to set record highs in terms of crude oil processing volume and total physical production volume. We will continue to reinforce the management and optimization of production operations by reducing non-scheduled shut-downs of equipment and improving the overall efficiency of system operations. We will commit more efforts to resolve bottleneck issues that constrain the long-term operation of the production plants by further improving the operating rates, load rates as well as technical and economic indicators of our plants. We will also launch a competition among staff aimed at encouraging them to advance overall production levels.

We will continue to develop a sophisticated management system to be used as a frontline tool to cope with difficult challenges and increase profitability through system optimization and the unleashing of untapped potential, enhancement of efficiency and reduction of costs and expenses. We will continue to dedicate efforts to the efficient procurement and processing of crude oil and major intermediate petrochemical materials, and to the improvement of production methods, product mix and operation of public utility systems to effectively control production costs. We will further improve budget management and strengthen the formulation, implementation, monitoring, and analysis of the budget. We will incorporate various tasks into the management system so as to fully implement the internal control system among all staff members in the Company.

We will diligently accomplish preliminary work on our “Phase 6 Project” which focuses primarily on refinery renovations. We will place equal emphasis on low cost and scale in upstream operations as well as high value-add and differentiation in downstream operations. We will push forward environmentally-friendly and resource-saving projects as soon as possible to further improve the overall utilization of resources and the rate of return on assets. With respect to technological improvement and computerization, the Group will continue to devote efforts for the development of practical technologies, the application of new technologies and research and development of high value-added products, and play an active role in developing sophisticated petrochemical technologies and products in the extended downstream sector, so as to provide technical assurance for speeding up the adjustment of product mix, increasing the standards of energy conservation and consumption reduction and promoting subsequent development of the Company. We will also steadily develop a more computerized management system.

We will continue to actively and steadily promote various internal reform programs to adjust and improve the management system. We will strive to achieve professional centralized management at the corporate level and incorporate professional operating mechanisms under the centralized management system. We will further strengthen and improve performance evaluation including our “three tier” evaluation and assessment method as well as incentive and check-and-balance mechanisms. We will further strengthen the management and assessment of foreign investment operations, and advance the establishment and development of foreign-invested enterprises. We will continue to carry out good tracking management of reformed enterprises to facilitate their steady and sound development.

We will continue to reinforce the building of the operation management team, the professional technical team and the skills operation team; improve the mechanism for the selection, nurturing, utilization and retention of talent and fully mobilize the enthusiasm and creativity of our staff at all levels. We will continue to advance various tasks for the cultivation of our corporate culture, striving to create a united, proactive, positive and harmonious work environment. We will continue to satisfy, safeguard and extend the fundamental interests of staff and strengthen the staff’s cohesiveness and sense of belonging to the Company.

Principal Products

We produce four principal types of products with different specifications, including synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. We use many of the important petroleum products and intermediate petrochemicals we produce in producing our own downstream products. The following table shows our 2009 net sales by major product as a percentage of total net sales together with the typical uses of these products.

Product	% of net sales	Typical Use
SYNTHETIC FIBERS
Polyester staple fiber	1.09	Textiles and apparel
Acrylic staple fiber	4.59	Woven into fabrics or blended with other material fabrics to make fabric or acrylic top
Others	0.28

Sub-total	5.96
RESINS AND PLASTICS
Polyester chips	6.79	Polyester fibers, films and containers
PE pellets	10.62	Films, ground sheeting, wire and cable compound and other injection molding products such as housewares and toys
PP pellets	7.52	Extruded films or sheets, injection molded products such as housewares, toys and household electric appliance and automobile parts
PVA	0.91	PVA fibers, building coating materials and textile starch
Others	0.06

Sub-total	25.90
INTERMEDIATE PETROCHEMICALS
Ethylene	1.06	Feedstock for Polyethylene, EG, PVC and other intermediate petrochemicals which can be further processed into resins and plastics and synthetic fiber.
Ethylene oxide	2.28	Intermediate for chemical and pharmaceutical industry, dyes, detergents and auxiliary agents
Benzene	2.60	Intermediate petrochemical products, styrene, plastics, explosives, dyes, detergents, epoxies and nylon
Butadiene	1.97	Synthetic rubber and plastics
Ethylene glycol	2.04	Fine chemicals
Others	7.84

Sub-total	17.79
PETROLEUM PRODUCTS
Gasoline	6.98	Transportation fuels
Diesel	22.21	Agricultural fuels
Jet Fuel	5.26	Transportation fuels
Others	5.51

Sub-total	39.96
ALL OTHERS	10.39

Total	100.00

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

Acetaldehyde
Acetaldehyde Unit Intermediate Step
Intermediate Step
Acetic Acid
Ethyl Acetic (Stop Production)
Kerosene
Jet Fuel
LOPE Resoms
LOPE
Polyethylene Unit Polymerization
Film Unit (Transform)
Polyethylene Film
Ethylene
Polyvinyl Alcohol Unit Intermediate Step
PVA
VAC
Naphtha
MEG
EO/EG Unit
EO.DEG
Acrylic Processing
Acrylic Top
AGO
Ethylene Units
Acrylic Fiber Unit
Acrylic Fiber
Crude Oil
Distillation
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

Raw Materials

Crude Oil

Crude oil is our primary raw material and the most significant raw material we purchase from outside sources. In 2009, crude oil accounted for approximately 58.76 % of our total cost of sales. Accordingly, the supply and price of crude oil are key factors in determining our profitability.

Allocation and Transportation – The Chinese government exercises centralized management and control of the distribution of all crude oil, whether from domestic or foreign sources, and major petroleum products within China. Under this system, all our crude oil must be allocated by Sinopec Corp. During 2009, we did not experience any significant problems in obtaining sufficient crude oil to meet our production needs.

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

We have received confirmation from Sinopec Corp that we will receive an allocation of 0.4 million tons of domestic offshore crude oil and 10.3 million tons of foreign crude oil in 2010. Sinopec Corp has further confirmed that, subject to China’s national crude oil policy, it will continue to allocate sufficient quantities and appropriate kinds of crude oil to us, including domestic offshore and foreign crude oil, for our anticipated annual needs. We anticipate fully utilizing our 2010 allocation of crude oil. We believe that the mix of crude oil feedstocks currently available is satisfactory for our 2010 production capacity and targets. Additionally, as part of China’s commitment at its accession into WTO, certain non-state-owned enterprises have been granted an increasing quota to import crude oil. Although we do not expect to obtain crude oil through this channel in the foreseeable future due to the current crude oil allocation system, this may provide us with an alternative source of crude oil supply.

Crude Oil Mix – Our refining equipment is designed to process certain grades of crude oil. Therefore, the origin and quality of the crude oil available can be important to our business. We believe, as we are significantly increasing usage of foreign crude oil, we will continue to be able to obtain such foreign crude oil that is compatible with our refining equipment. The overall mix of foreign versus domestic crude oil we process in 2010 will depend on a variety of factors, including the amount of future allocations of domestic offshore crude oil and the availability, price, quality, processing profitability and compatibility with our refining capabilities of foreign crude oil. Provided there are no significant modifications to the existing crude oil allocation policy, we believe that sufficient supplies of crude oil will be available on the domestic or international markets for our 2010 production capacity and goals.

In 2009, our crude oil was sourced as follows:

Domestic offshore crude oil	7.79%
Foreign crude oil	92.21%
Total:	100.00%

In 2009, a minimal amount of our foreign crude oil was sourced from Iran, which is a country identified by the U.S. State Department as a state sponsor of terrorism and subject to U.S. economic sanctions and export controls. Details of the purchase volume and purchase expenses are provided below:

	Volume (thousand tons)	% of total	Expense (RMB billion)	% of total
Iran	47.9	0.5	0.130	0.5
Others	8,699.2	99.5	25.687	99.5

Total	8,747.1	100	25.817	100

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

Pricing –The price of domestic offshore crude oil is controlled by China National Offshore Oil Corporation (“CNOOC”) and Sinopec Group based on government pricing policies and by reference to the price of the crude oil of the same quality in the international market, while imported crude oil is generally allocated to us at prevailing international market prices. The average cost of foreign and domestic offshore crude oil in 2009 was RMB 3,053 (US$447) per ton and RMB 2,626 (US$385) per ton, respectively. In 2009, we processed 8.08 million tons of foreign crude oil and 680 thousand tons of domestic offshore crude oil.

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

We expect that our total requirement for coal to generate electricity in 2010 will be approximately 2.03 million tons. In 2009, we consumed approximately 1.79 million tons of coal, a decrease from 2008 of approximately 0.33 million tons.

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

We purchase some ancillary raw materials from outside sources. These raw materials include methanol, ammonia, sodium hydroxide, sulfur, acetone, acrylonitrile, PTA, propylene and a variety of catalytic agents. In 2009, the total cost of these materials accounted for approximately 17.16 % of our total cost of sales. We do not expect any difficulties in obtaining a supply of any of these ancillary raw materials in amounts sufficient to meet our needs in the foreseeable future.

Sales and Marketing

Distribution

The distribution of our fuel products is subject to government regulations. We are required to sell certain refined products to the subsidiaries of Sinopec Group or customers designated by Sinopec Group. Since the second half of 2005, Sinopec Group has executed reforms to its system of selling petrochemical products and implemented what it refers to as a “Five Consolidations” strategy featuring “consolidated marketing strategy, consolidated promotion, consolidated logistics optimization, consolidated sales and consolidated branding”. As a result, the sales of our major petrochemical products are now conducted in a consolidated manner by sales agents designated by Sinopec Group. However, we have the autonomy to decide on the distribution method of our other products in accordance with market conditions. The products we sold in 2009 that were subject to planned distribution by Sinopec Group, sales by agents and sales based on our own discretion accounted for 53.43%, 37.43% and 9.14%, respectively, of the total products we sold.

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

We use long-term contracts to sell most of our products. We did not experience significant write-offs or defaults on our accounts receivable or other trade accounts in 2009. Though affected by the global economic downturn, in general we managed to keep a stable link between production and sales in 2009.

Product breakdown

Synthetic Fibers – In 2009, 11.33 % of our synthetic fiber products were purchased by provincial and municipal government trading companies that act as intermediaries between us and end-users. No single customer accounted for more than 16 % of our sales of synthetic fibers in 2009.

Resins and Plastics – In 2009, approximately 5.52 % of our resins and plastics sales were to provincial and municipal government trading companies and approximately 60.80 % were sold to industrial users. No single customer accounted for more than 4 % of our sales of resins and plastics in 2009.

Intermediate Petrochemicals – We sell a variety of intermediate petrochemical products, none of which were sold in substantial quantities.

Shanghai Chlor-Alkali Chemical Co. Ltd. (“Chlor-Alkali”) is the principal outside consumer of our ethylene. In 2009, we sold 31.3 thousand tons of ethylene, representing 3.37 % of our total 2009 production of such product, to Chlor-Alkali at prices mutually agreed upon by both parties.

Petroleum Products – In 2009, our primary gasoline and diesel customer was Sinopec Sales Company Eastern China Branch Company. We sold residual oil directly to industrial end-users for use as industrial fuel and as feedstock to produce light petroleum products.

Product Pricing

Most of our products other than petroleum products are permitted to be sold at market prices. However, four types of petroleum products (gasoline, diesel and jet fuel, and liquefied petroleum gas) that we sell are subject to varying degrees of government pricing control and are, accordingly, sold at prices set by the Chinese government, which are often below our costs. In 2007, 2008 and 2009, approximately 54.06%, 43.52% and 47.70%, of our net sales were from products subject to price controls. Price controls may apply to these products in various ways. Such pricing controls are sometimes applied exclusively to our products, exclusively to our competitors’ products or sometimes applied to neither our products nor our competitors’ products. The Chinese government has adopted changes to the pricing mechanism for domestic refined oil to be indirectly aligned with international crude oil prices in a controlled manner through use of certain formula(s). However the pricing mechanism used in these formula(s) is not transparent.

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

Competition

We compete principally in the Chinese domestic market where 99.86 % of our products in volume were sold in 2009. In addition, the limited transportation infrastructure in China and the difficulties involved in transporting petrochemical products force companies to compete primarily on a regional basis. In 2009, 92.74 % of our net sales were made to customers in Eastern China.

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

Synthetic Fibers

In 2009, we had an approximate 1.09 % share and imports had an approximate 2.25 % share of total domestic polyester and acrylic consumption. We attribute the high level of imports to a variety of factors, including a shortage in the domestic supply and the importation of synthetic fibers into special economic zones in China, where tariffs are not imposed on imports processed for re-export.

The following table summarizes the competitive position of our principal synthetic fibers according to domestic sales in 2009.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal domestic competitor’s share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Acrylic	18.72%	1	Jilin Province	16.30%	20.96%

Sources: Statistics provided to us by the Sinopec Group and the China National Council of Textiles.

Resins and Plastics

In 2009, we had an approximate 3.95 % share and imports had an approximate 31.06 % share of total domestic resins and plastics consumption. The following table summarizes the competitive position of our principal resins and plastics products according to domestic sales in 2009.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Polyester chips	4.41%	20	Jiangsu Province	6%	2.46%

PE	3.80%	4	Guangdong Province	11.9%	48.74%

PP	3.74%	3	Guangdong Province	6.4%	34.56%

Sources: Statistics provided to us by Sinopec Group.

Intermediate Petrochemicals

In 2009, we were one of the largest sellers of intermediate petrochemicals in China and held an approximate 4.77 % share of the total domestic consumption. Imports had an approximate 28.51 % share of domestic consumption. Ethylene, benzene and butadiene are our major intermediate petrochemical products. In 2009, we were a major ethylene producer in China. The following table summarizes the competitive position of our principal intermediate petrochemicals according to domestic sales in 2009.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Ethylene glycol	5.11%	1	Jiangsu Province	3.5%	75.52%

Petroleum Products

In 2009, we had an approximate 1.86 % share of the total domestic petroleum products market while imports had an approximate 5 % share. Although we have one of the largest refining capabilities in China, we use most of our refining capacity to produce feedstock for our own downstream processing of petrochemical products.

The domestic markets for each of our major petroleum products are geographically concentrated because these markets tend to be highly localized with individual producers controlling a large share of the markets in their locality. In 2009, we sold approximately 98.62 % of our petroleum products in Eastern China.

Investments

We established Secco, a Sino-foreign equity joint venture, in late 2001 together with BP and Sinopec Corp, primarily to build and operate a 900,000 ton Rated Capacity ethylene petrochemical manufacturing facility. Secco completed construction and commenced its manufacturing operations in 2005. In 2009, we have expanded the capacity of certain facilities up to 1,090,000 tons of ethylene per annum. We own 20% of the equity interest of Secco.

In 2009, Secco achieved a total sales revenue of RMB 16.438 billion, representing a decrease of 28.06% from its sales revenue of RMB 22.851 billion in 2008. The decrease of sales revenue is attributable to a complete overhaul and facility reconstruction for capacity expansion purposes during May to July, 2009. The resulting decrease of facility operation time resulted in the decrease of production. The average sales price in 2009 was also lower than the average sales price in 2008, which also reduced sales revenue. Secco’s net profit in 2009 was RMB695 million, as compared to a net loss of RMB 494 million in 2008. Despite the average sales price in 2009 being lower than the average sales price in 2008, Secco achieved a net profit in 2009 primarily due to the greater effect of the lower cost of its raw materials as compared to the costs in 2008.

Environmental Protection

We are subject to national and local environmental protection regulations, which currently impose a graduated schedule of fees for the discharge of waste substances, require the payment of fines for pollution and provide for the forced closure of any facility that fails to comply with orders requiring it to cease or cure certain environmentally damaging practices. We have established environmental protection systems which consist of pollution control facilities to treat certain of our waste materials and to safeguard against accidents. Because of the nature of our business, however, we store and discharge into the environment a significant amount of waste substances. During 2009, we were assessed a total of RMB 35.48 million (US$5.198 million) in fees for discharges of waste substances. As of May 1, 2010, we had not been assessed any fines for environmental violations and there were no actions pending or, to our knowledge, threatened which would result in the assessment of such a fine.

We believe our environmental protection facilities and systems are adequate for the existing national and local environmental protection regulations. However, there can be no assurance that Chinese national or local authorities will not impose additional regulations that would require additional expenditures in respect of environmental matters in the future.

Insurance

We currently maintain insurance coverage with Sinopec Group which, as of December 31, 2009, was approximately RMB 28.3 billion (US$4.146 billion) on our property and facilities and approximately RMB 2.3 billion (US$ 337 million) on our inventory. Transportation vehicles and products in transit are not insured by Sinopec Group. We maintain insurance policies for these assets with The People’s Insurance Company of China. The Sinopec Group insurance coverage is compulsory and applies to all enterprises controlled by Sinopec Group, pursuant to guidelines of Sinopec Group which may not be legally enforceable against Sinopec Group. Thus, there is doubt under Chinese law as to whether we could enforce insurance claims against Sinopec Group.

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

Overview

Sinopec Corp is an integrated petroleum and petrochemical company with upstream, midstream and downstream operations. Based on trading volume in 2009, Sinopec Corp is one of the largest publicly listed companies in China and one of the largest petroleum and petrochemical companies in both China and Asia. Sinopec Corp is one of the largest refiners, distributors and marketers of gasoline, diesel, jet fuel and most other major refined products in China and Asia with principal markets in the eastern and southern regions of China. Sinopec Corp is also a producer and distributor of petrochemicals in China and additionally explores, develops and produces crude oil and natural gas principally to supply its refining and chemical operations.

Subsidiaries

Details of Sinopec Corp’s principal subsidiaries are given in the table below. Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong respectively, all of the below principal subsidiaries are incorporated in China.

			Percentage of equity
Name of company	Particulars of issued capital	Type of legal entity	held by Sinopec Corp.	held by Sinopec Corp.’s Subsidiary	Principal activities
	(millions)		(%)	(%)
China Petrochemical International Company Limited	RMB1,400	Limited Company	100.00	—	Trading of petrochemical products and equipments

Sinopec Sales Company Limited	RMB1,700	Limited Company	100.00	—	Distribution of refined oil products

Sinopec Yangzi Petrochemical Company Limited	RMB16,337	Limited Company	100.00	—	Manufacturing of intermediate petrochemical products and petroleum products

Sinopec Zhongyuan Petroleum Company Limited	RMB2,400	Limited Company	93.51	—	Exploration and production of crude oil and natural gas

Sinopec Chemical Sale Company Limited	RMB1,000	Limited Company	100.00	—	Trade of petrochemical products

Sinopec Fujian Petrochemical Company Limited	RMB4,769	Limited Company	50.00	—	Manufacturing of plastics, intermediate petrochemical products and petroleum products

			Percentage of equity
Name of company	Particulars of issued capital	Type of legal entity	held by Sinopec Corp.	held by Sinopec Corp.’s Subsidiary	Principal activities
	(millions)		(%)	(%)
Sinopec Shanghai Petrochemical Company Limited	RMB7,200	Limited company	55.56	—	Manufacturing of synthetic fibers, resin and plastics, intermediate petrochemical products and petroleum products

Sinopec Kantons Holdings Limited	HK$104	Limited company	—	72.34	Trading of crude oil and petroleum products

Sinopec Qingdao Petrochemical Company Limited	RMB$1,595	Limited company	100.00	—	Manufacturing of intermediate petrochemical and petroleum products

Sinopec Yizheng Chemical Fiber Company Limited	RMB4,000	Limited company	42.00	—	Production and sale of polyester chips and polyester fibers

Sinopec International Petroleum Exploration and Development Company Limited	RMB4,500	Limited company	100.00	—	Investment on exploration, trade and manufacturing of petroleum and nature gas

Sinopec Shell (Jiangsu) Petroleum Sales Company Limited	RMB830	Limited company	60.00	—	Distribution of refined oil products

BP Sinopec (Zhejiang) Petroleum Company Limited	RMB800	Limited Company	60.00	—	Distribution of refined oil products

Sinopec Qingdao Refining and Chemical Company Limited	RMB5,000	Limited company	85.00	—	Manufacturing of intermediate petrochemical products and petroleum products

China International United Petroleum and Chemical Company Limited	RMB3,040	Limited company	100.00		Trading of crude oil and petrochemical products

Sinopec Hainan Refining and Chemical Company Limited	RMB3,986	Limited company	75.00		Manufacturing of intermediate petrochemical products and petroleum products

Sinopec (Hong Kong) Limited	HK$5,477	Limited company	100.00	—	Trading of crude oil and petrochemical products

Sinopec Senmei (Fujian) Petroleum Ltd.	RMB1,840	Limited company	55.00	—	Distribution of refined oil products

D. Property, Plant and Equipment.

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

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for petroleum products and intermediate petrochemicals in 2009:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate (%)
Crude oil distillation units (2)	14,000,000	60.09
Hydrocracker (2)	3,000,000	78.29
Ethylene units (2)	850,000	103.21
Aromatics unit	835,000	84.99
PTA unit	400,000	92.89
EO/EG unit (2)	525,000	89.42
Acrylonitrile unit	130,000	108.30
Acetaldehyde unit	42,000	81.59
Acetic acid unit	45,000	54.01
Cracking and catalyzing	1,000,000	98.08
Delayed Coking (2)	22,000,000	105.02

Our two crude oil distillation units were designed and built in China. In 2009, the actual amount of crude oil we processed was approximately 8.76 million tons. Our hydrocracker uses technology from United Oil Products Corporation of the United States. Our first ethylene unit uses technology from Mitsubishi Petrochemical Corporation of Japan. The second ethylene unit uses technology from ABB Lummus Global Inc. of the United States. The aromatics unit uses technology from Universal Oil Products Corporation of the United States. The PTA unit uses technology from Mitsui Petrochemical Corporation of Japan. The EO/EG unit was constructed using technology from Scientific Design Corporation of the United States.

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for resins and plastics and synthetic fibers in 2009:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate (%)
Polyester units (3)	550,000	94.03
Polyester staple units (2)	154,000	68.69
Polyester filament units (3)	45,000	0.00
Acrylic staple fiber units (4)	191,000	80.10
Acrylic top units (2)	32,000	0.00
PE units (3)	408,000	99.33
PP units (3)	400,000	103.06
PP staple fiber unit	17,000	0.00
Vinyl acetate unit (2)	102,000	112.47

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

Transportation-Related Fixtures

Crude oil, our principal raw material, is transported by pipeline and oil tanker to a crude oil terminal wharf and storage tanks. Our products leave the factory by water, rail, road and pipeline. In 2009, approximately 57.42 % of our products by sales volume were collected by customers from our premises, and we delivered the balance. Our major ethylene customer is supplied via a pipeline. Some of the products collected by customers were also transported using our facilities.

Wharfs

We own two chemical wharfs at Jinshan with four berths of 3,000, 5,000, 10,000 and 25,000 tons. We also own a connecting pipeline capable of loading up to approximately 1.4 million tons of chemical products annually onto ocean-going barges and ships. In 2009, products representing 16.16 % of total sales volume were shipped from the wharf. We also have a facility to load ships and barges which use the region’s inland waterways. In 2009, products representing 6.76% of total sales volume were shipped from these facilities. We believe that we have a competitive advantage because a greater proportion of our products are shipped by water as opposed to rail and truck, which is subject to capacity constraints on China’s rail and highway networks. Additionally, we own facilities for receiving crude oil and coal at docks that we own and transporting such materials by pipeline or conveyor to our production facilities.

We own an oil terminal wharf at Chenshan in Zhejiang Province, which is comprised of two berths, each of which is capable of handling 45,000 ton vessels. Two 25 kilometer pipelines connect this oil terminal wharf with our facilities.

Rail

We own a railroad loading depot with an annual capacity of 50,000 tons. The depot provides access via a spur line to the national Chinese railway system. In 2009, products representing 1.87 % of total sales volume were transported from the factory by rail. Our ability to transport products by rail is limited because of China’s overburdened railway system, the allocation of use of which remains strictly controlled by the Chinese government.

Capital Expansion Program

Our principal capital expansion projects for the near term are summarized in the table and further described below. In aggregate, we expect that total investment in the projects described will be approximately RMB 2.0 billion in 2010. This amount will be funded internally and by bank loans.

Name of Project	Rated Capacity (tons/year) Date	Start	Expected Completion Date	Status
Refining Capacity Expansion
Refinery Reconstruction Project	16,000,000	2010	2012	Feasibility study report submitted
Expansion of New and Existing Downstream Production Facilities
150,000-ton C5 Segregation Unit	150,000	2008	2009	Completed
600,000 ton Aromatics Unit	600,000	2007	2009	Completed
No.1 Ethylene Unit, Relocation and Reconstruction	600,000	2010	2012	Pending government approval
PAN Carbon Fiber Project with annual output of 1.5 thousand tons	1,500	2010	2013	Feasibility study report submitted
Jin Shang Company M-PP Project with annual output of 30 thousand tons	30,000	2010	2011	Basic design submitted
Ethanolamine Project with annual output of 50 thousand tons	50,000	2010	2011	Feasibility study report submitted
Other Projects
No. 3 and No. 4 Flue Gas Desulphurization (“FGD”)	N/A	2008	2009	Completed
Project of No. 2 Oxidation Unit Transformation for System Optimization, Energy Saving and Consumption Reduction	N/A	2009	2011	Basic design submitted
Technological Transformation of No. 7 and 8 Berths of Chenshan Wharf	N/A	2009	2009	Completed
Supporting Project for Connection of Natural Gas to the Plant	N/A	2009	2010	Under construction
Oxidized waste water processing facilities reconstruction	N/A	2010	2010	Basic design submitted

N/A – not applicable.

In 2007, 2008 and 2009, we invested RMB2.134 billion, RMB1.511 billion, and RMB 2.120 billion, respectively, in capital expansion projects.

Refining Capacity Expansion Plans

With a view to accommodating the adjustment in our product mixes, we process the heavy and low-quality crude oil we purchase in order to control our cost, improve the overall processing procedures, enhance our reprocessing capacity, and continuously increase the operating adaptability and overall efficiency of our refining facilities. We are promoting the construction of the “Phase VI” project, which focuses on the reconstruction of refining facilities, fine chemicals, structure adjustment and system perfection.

We are currently in the early stages of preparation for the launching of a refining facilities reconstruction project with a goal of further enhancing the reprocessing capacity of refining facilities. We have submitted the feasibility study report to Sinopec Corp. for this reconstruction project in September 2009 and plan to commence construction in 2010 and complete the construction in 2012.

Expansion of New and Existing Downstream Petrochemical Products

As a fully integrated petrochemical complex, we produce a wide range of intermediate and downstream petrochemical products. We plan to utilize the currently available resources and develop higher-margin downstream products and fine chemicals, with raw materials including cracking carbon 5, carbon 4, epoxy ethane, vinyl acetate and acrylonitrile. With a view towards enhancing our competitive power and the ability to keep sustainable development, we plan to further increase the overall resource utility rate and adjust and improve our company’s industrial structure through the measures discussed below.

To take advantage of our specialty in production of acrylics fiber and to improve our industrial structure and upgrade certain products, we plan to construct a PAN carbon fiber manufacturing facility with an annual output of 1.5 thousand tons. The feasibility study report has been submitted and we have executed a purchase contract for one series of the facility. The construction is scheduled to commence in 2010 and one series of facility is planned to be put into production in 2011.

We plan to utilize our own technology to construct an M-PP project with an annual output of 30 thousand tons at the site of the Jing Chang Company.

To take advantage of our possession of epoxyethane and the current manufacturing conditions, we plan to utilize foreign technologies to construct an ethanolamine facility with an annual output of 50 thousand tons. The feasibility study report has been submitted. The construction is scheduled to commence in 2010 and be completed in 2011.

Other Projects

The feasibility study for the No. 2 oxidation unit transformation project for the purpose of further energy saving, consumption reduction, cost cutting and efficiency improvement, was approved by Sinopec Corp in September 2008, and the basic design has been submitted to Sinopec Corp. The Company plans to start the procurement of long-cycle facilities in 2009, civil engineering at the end of 2010, and complete the project in 2011.

In an effort to support a gas supply from Sichuan to eastern China and the Company’s optimization and comprehensive utilization of energy sources, the basic design for the Company’s comprehensive natural gas utilization project was approved by Sinopec Corp in July 2009. The civil engineering commenced in July 2009. The pipe network system, the replacement of coal with natural gas for reheating furnaces in the polyester fiber division, and the reconstruction of the 1# hydrogen manufacturing aromatic hydrocarbons division have been completed. The overall project is scheduled to be completed in 2010.

To address the disposal of waste water produced in the manufacturing process of polyester fiber, the plan for the oxidized waste water processing facilities reconstruction project has been submitted to Sinopec Corp. The project is scheduled to commence and be completed in 2010.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

On December 24, 2009, we received a letter from the U.S. Securities and Exchange Commission which contained certain comments to our Form 20-F for the fiscal year ended December 31, 2008. The comments addressed, among other things, disclosure of any contacts we may have had with countries such as Iran, Syria, Sudan and Cuba, which are countries that are identified by the State Department as state sponsors of terrorism and subject to U.S. economic sanctions and export controls. Our response to this December 24, 2009 letter was filed via the Commission’s EDGAR system on January 27, 2010. We received a second letter from the Commission on February 19, 2010 requesting that we provide additional explanation on the matters addressed in our January 27, 2010 response. We responded via EDGAR to the February 19, 2010 letter on March 29, 2010 and agreed to disclose the annual volume of our imports of crude oil sourced from the above mentioned countries in our Form 20-F for the fiscal year ended December 31, 2009. As of the date of the filing of this Annual Report, we have not received any additional comments from the Commission since the February 19, 2010 letter.

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

Critical Accounting Policies

The following discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during 2009. Our financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We based our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, our management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

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

Impairments for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognized in accordance with International Accounting Standard No.36 “Impairment of Assets”. Long-lived assets are reviewed for impairment at the end of each reporting period or whenever events or changes in circumstance have indicated that their carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling prices because quoted market prices for our assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgment relating to level of sale volume, selling price and amount of operating costs. We use all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs. During the years ended December 31, 2007, 2008 and 2009, we recognized impairment charges on property, plant and equipment of RMB 200 million, RMB 441 million and RMB 98 million, respectively.

Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual values. We review the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. There were no significant changes in these estimates during the years ended December 31, 2007, 2008 and 2009.

Impairment for bad and doubtful debts

We estimate impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. We base the estimates on the aging of the accounts receivable balance, customer credit-worthiness and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated. Impairment provisions for bad and doubtful debts were RMB 4 million, nil and nil during the years ended December 31, 2007, 2008 and 2009, respectively.

Allowance for diminution in value of inventories

Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. We base the estimates on all available information, including the current market prices of the finished goods and raw materials and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than the estimates, the actual allowance for diminution in value of inventories could be higher than estimated. Provisions for diminution in the value of inventories were RMB 36 million, RMB 745 million and RMB58 million during the years ended December 31, 2007, 2008 and 2009, respectively.

Income tax

In June 2007, the State Administration of Taxation issued a notice requesting local tax authorities to immediately cease the implementation of certain preferential tax treatment which was granted to nine joint stock enterprises approved by the State Council in 1993 to offer shares on the Hong Kong Stock Exchange on the basis that such treatment had expired. The notice further required that any difference in the past financial years between the enterprise income tax (“EIT”) calculated based on the preferential tax rates that had expired and that calculated based on the applicable regular tax rates must be subject to the PRC Law on Tax Collection and Management.

We are one of the nine joint stock enterprises and had enjoyed a preferential enterprise income tax rate of 15%. In August 2007, we were notified by the Shanghai Municipal Office of the State Administration of Taxation that from 2007, our income tax rate would be adjusted from the original 15% to 33% with effect from 2007. With respect to uncertainties about enterprise income tax differences arising from 2006 and before as originated therefrom, the Company has been informed by the relevant tax authority to settle the EIT for the years prior to 2007 at a rate of 33 percent. To date, the Company has not been requested to pay additional EIT in respect of any years prior to 2007. There is no further development of this matter during the year ended 31 December 2009. No provision has been made in the financial statements for this uncertainty for tax years prior to 2007 because management believes it can not reliably estimate the amount of the obligation, if any, that might exist.

Recognition of deferred tax assets

Deferred tax assets are recognized in respect of temporary deductible differences. Since deferred tax assets are only recognized to the extent that it is probable that future taxable profit will be available during the periods in which those temporary differences become deductible. Management’s judgment is required to assess the probability of future taxable profits. Management’s assessment is periodically reviewed and deferred tax assets are adjusted according to the probability of future taxable profits.

Summary

The following table sets forth our sales volumes and net sales for the years indicated:

	For the years ended 31 December
	2007			2008			2009
	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales

Synthetic Fibres	296.0	4,328.7	7.9	278.4	3,662.0	6.2	245.8	2,823.7	6.0

Resins and Plastics	1,549.0	15,878.8	29.3	1,462.6	14,850.3	25.0	1,543.3	12,263.6	25.9

Intermediate Petrochemicals	1,232.4	9,372.7	17.3	1,347.1	10,271.8	17.3	1,519.4	8,421.0	17.8

Petroleum Products	5,376.2	21,036.6	38.8	5,747.0	27,552.9	46.4	5,271.4	18,917.9	39.9

All others	—	3,637.9	6.7	—	2,992.8	5.1	—	4,919.1	10.4

Total	8,453.6	54,254.7	100.0	8,835.1	59,329.8	100.0	8,579.9	47,345.3	100.0

The following table sets forth a summary statement of income for the years indicated:

	For the years ended 31 December
	2007		2008		2009
	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales
Synthetic fibres
Net sales	4,328.7	7.9	3,662.0	6.2	2,823.7	6.0
Operating expenses	(4,410.8)	(8.1)	(5,313.5)	(9.0)	(2,812.3)	(5.9)
Segment profit/(loss)	(82.1)	(0.2)	(1,651.5)	(2.8)	11.4	0.1
Resins and plastics
Net sales	15,878.8	29.3	14,850.3	25.0	12,263.6	25.9
Operating expenses	(15,222.3)	(28.1)	(17,027.0)	(28.7)	(11,419.3)	(24.1)
Segment profit/(loss)	656.5	1.2	(2,176.7)	(3.7)	844.3	1.8
Intermediate petrochemicals
Net sales	9,372.7	17.3	10,271.8	17.3	8,421.0	17.8
Operating expenses	(8,558.9)	(15.8)	(10,314.5)	(17.4)	(8,230.2)	(17.4)
Segment profit/(loss)	813.8	1.5	(42.7)	(0.1)	190.8	0.4
Petroleum Products
Net sales	21,036.6	38.8	27,552.9	46.4	18,917.9	39.9
Other income	93.9	0.2	2,312.2	3.9	—	—
Operating expenses	(21,774.7)	(40.2)	(33,811.0)	(57.0)	(18,113.0)	(38.3)
Segment profit/(loss)	(644.2)	(1.2)	(3,945.9)	(6.7)	804.9	1.6
Others
Net sales	3,637.9	6.7	2,992.8	5.1	4,919.1	10.4
Operating expenses	(3,489.2)	(6.4)	(2,993.3)	(5.1)	(4,747.0)	(10.0)
Segment profit/(loss)	148.7	0.3	(0.5)	0.0	172.1	0.4
Total
Net sales	54,254.7	100.0	59,329.8	100.0	47,345.3	100.0
Other income	93.9	0.2	2,312.2	3.9	—	—
Operating expenses	(53,455.9)	(98.6)	(69,459.3)	(117.1)	(45,321.8)	(95.7)
Income / (loss) from operations	892.7	1.6	(7,817.3)	(13.2)	2,023.5	4.3
Net financing costs	(177.9)	(0.3)	(330.4)	(0.6)	(321.1)	(0.7)
Investment income	770.7	1.4	131.8	0.2	222.8	0.5
Share of profits of associates and jointly controlled entities	665.9	1.2	1.5	0.0	241.3	0.5
Earnings / (loss) before income tax	2,151.4	4.0	(8,014.4)	(13.5)	2,166.5	4.6
Income tax	(468.3)	(0.9)	1,812.7	3.1	(511.0)	(1.1)
Net income / (loss)	1,683.1	3.1	(6,201.7)	(10.4)	1,655.5	3.5
Attributable to:
Equity shareholders of the Company	1,634.1	3.0	(6,238.4)	(10.5)	1,591.0	3.4
Minority interests	49.0	0.1	36.7	0.1	64.5	0.1
Net income / (loss)	1,683.1	3.1	(6,201.7)	(10.4)	1,655.5	3.5

(1)	Net sales represent sales revenue of the respective segments after sales taxes and surcharges. Operating expenses represent cost of sales, selling and administrative expenses and other operating expenses /income, as allocated to respective segments.

Results of Operations

Year ended December 31, 2009 compared with year ended December 31, 2008.

Net sales

Our total net sales decreased by 20.20% to RMB 47,345.3 million in 2009 compared to RMB 59,329.8 million in 2008. In early 2009, the impact of the global financial crisis on the real economy became more apparent. With decreasing demand and plummeting prices, the domestic petrochemical market continued with the downward trend of late 2008. A package of stimulus policies aimed at “expanding domestic demand and maintaining growth” implemented by the Chinese government helped cause demand in the market to bounce back from the bottom in March. Since then, the overall market trends have been better. The demand for some staple products gradually increased and consumption of products continued to recover. The prices of petrochemical products in the market also began to increase. However, in general, the average price of various petrochemical products in 2009 decreased slightly as compared to 2008. For the year ended December 31, 2009, the weighted average prices (excluding tax) of our synthetic fibres as well as resins and plastics, intermediate petrochemicals and petroleum products decreased by 12.66%, 21.74%, 27.32% and 25.14%, respectively as compared to 2008.

(i) Synthetic fibres

The net sales of synthetic fibre products decreased to RMB 2,823.7 million in 2009, representing a 22.89% decrease compared to RMB3,662.0 million in 2008. The weighted average price of synthetic fibres decreased by 12.66% as compared to 2008. As a result of the global economic crisis, the sales volume of our synthetic fibres in 2009 further decreased, which led to a decrease of 11.71% in the total sales of synthetic fibres as compared to 2008. With the recovery of the textile market in the second half of 2009, the demand in the market for the synthetic fibre products increased slightly. In the fourth quarter of 2009, the market price for acrylic fibre, the main product of synthetic fibre, was close to reaching its highest price in history.

Net sales of synthetic fibre products accounted for 6.00% of our total net sales in 2009, representing a decrease of 0.20 percentage points as compared to 2008.

(ii) Resins and plastics

The net sales of resins and plastics decreased to RMB 12,263.6 million in 2009, representing a decrease of 17.42% compared to RMB14,850.3 million in 2008. Weighted average sales price of resins and plastics in 2009 decreased by 21.74% compared to 2008 and sales volume in 2009 increased by 5.52% compared to 2008. Among our resins and plastics products, the average sales price of polyester chips for 2009 decreased by 16.60% compared to 2008 and the sales volume increased by 4.76% compared to 2008. The average sales price of polyethylene for 2009 decreased by 21.89% as compared to 2008 and the sales volume increased by 4.66% as compared to 2008. The sales volume of polyester chips and polyethylene accounted for 26.25% and 29.09% of our total sales of resins and plastics in 2009 respectively. With the implementation of a national government investment plan in an amount of RMB 4,000 billion, the demand for resins and plastics in the market should increase steadily as compared to 2008.

Net sales of resins and plastics accounted for 25.90% of our total net sales in 2009, representing an increase of 0.90 percentage points as compared to 2008.

(iii) Intermediate petrochemicals

The net sales of intermediate petrochemicals decreased to RMB 8,421.0 million in 2009, representing a decrease of 18.02% compared to RMB 10,271.8 million in 2008, with the weighted average price of intermediate petrochemicals decreasing by 27.32% compared to 2008 and sales volume increasing by 12.79% as compared to 2008. Among our intermediate petrochemicals, the weighted average sales prices of pure benzene and ethylene oxide decreased by 34.28% and 37.71% respectively as compared to 2008. The sales volume of pure benzene and ethylene oxide accounted for 14.65% and 12.87% of our total sales of intermediate petrochemicals in 2009 respectively.

The net sales of intermediate petrochemicals accounted for 17.80% of our total net sales in 2009, representing an increase of 0.50 percentage points as compared to 2008.

(iv) Petroleum products

The net sales of petroleum products decreased to RMB 18,917.9 million in 2009, representing a decrease of 31.34% compared to RMB 27,552.9 million in 2008, with a decrease of 25.14% in the weighted average price as compared to 2008, and with a decrease of 8.28% in the sales volume. As a result of the global economic crisis, the demand for diesel oil in the market decreased as compared to 2008, which led to a decrease of 19.06% in our sales volume of diesel oil. Diesel oil is mainly used for the transportation industry. According to relevant statistics, the business volume for the Chinese transportation industry in 2009 decreased by 20% as compared to 2008.

The net sales of petroleum products accounted for 39.90% of our total net sales in 2009, representing a decrease of 6.50 percentage points as compared to 2008.

(v) Other activities

The net sales from other activities increased to RMB 4,919.1 million in 2009, representing an increase of 64.36% compared to RMB2,992.8 million in 2008 primarily due to a significant increase in our trading volume of petrochemical products at one subsidiary as compared to 2008.

Operating Expenses

Our operating expenses are comprised of cost of sales, selling and administrative expenses, other operating expenses and other operating income.

Our operating expenses significantly decreased by 34.75% to RMB 45,321.8 million in 2009 compared to RMB 69,459.3 million in 2008. The cost of sales and expenses of synthetic fibres, resins and plastics, intermediate petrochemicals, and petroleum products amounted to RMB 2,812.3 million, RMB 11,419.3 million, RMB 8,230.2 million and RMB 18,113.0 million, respectively, representing decreases of 47.07%, 32.93%, 20.21% and 46.43%, respectively, as compared to 2008. The operating expenses of other activities amounted to RMB 4,747.0 million, representing an increase of 58.59% as compared to 2008.

(i) Synthetic fibres

The operating expenses of synthetic fibres decreased by RMB 2,501.2 million compared to 2008, primarily due to a decrease in the unit price of raw materials for producing synthetic fibres.

(ii) Resins and plastics

The operating expenses of resins and plastics decreased by RMB 5,607.7 million as compared to 2008, primarily due to decreased unit costs for raw materials such as ethylene and propylene.

(iii) Intermediate petrochemicals

The operating expenses of intermediate petrochemicals decreased by RMB 2,084.3 million compared to 2008, which was mainly attributable to a decrease in unit cost of intermediate petrochemicals resulting from the decrease in the annual average unit cost of crude oil, which directly led to a decrease in the operating expenses of intermediate petrochemicals.

(iv) Petroleum products

The operating expenses of petroleum products decreased by RMB 15,698.0 million compared to 2008, primarily due to the decrease in crude oil prices (which is our major production raw material) which directly led to a significant decrease in the operating expenses of petroleum products.

(v) Other activities

The operating expenses of other activities increased by RMB 1,753.7 million compared to 2008, which was primarily attributable to the significant increase of trading volume of petrochemical products at one subsidiary.

Cost of sales

Cost of sales significantly decreased to RMB 45,010.2 million in 2009, representing a decrease of 34.35% compared to RMB68,556.4 million in 2008, and the cost of sales accounted for 95.07% of the net sales for 2009, primarily due to the significant decrease in crude oil prices in 2009, which was our major raw material.

(i) Crude Oil

In 2009, we processed 8,757,800 tons of crude oil (no imported crude oil was processed on a sub-contracting basis during the year), representing a decrease of 480,500 tons compared to 9,238,300 tons in 2008. The volumes of imported crude oil and offshore crude oil processed by us were 8,076,900 tons and 680,900 tons, respectively.

The total cost of crude oil processed by us in 2009 amounted to RMB 26,450.0 million, representing a significant decrease of 46.02% compared to RMB 48,997.0 million in 2008 and accounting for 58.76% of the total cost of sales. The weighted average cost of crude oil for us was RMB 3,020.15 per ton, representing a significant decrease of 43.06% as compared to 2008. The average cost of imported crude oil and offshore crude oil processed by us were RMB 3,053.40 per ton and RMB 2,625.79 per ton, respectively. Because our offshore crude oil is mainly purchased in the first half year, the average cost of the offshore crude oil processed by us was relatively lower.

(ii) Other expenses

The expenses for other ancillary materials were RMB 7,724.9 million in 2009, representing a decrease of 22.59% compared to RMB 9,978.8 million in 2008, which was primarily attributable to the decrease of the cost of ancillary materials resulting from the decreased crude oil price.

Selling and administrative expenses

Selling and administrative expenses amounted to RMB450.4 million, representing a decrease of 3.76% compared to RMB468.0 million in 2008 primarily due to a decrease in the sales operation fees resulting from the decrease of sales volume and a decrease in our sales agency fees for daily (continuous) related party transactions during the reporting period.

Other operating income

Other operating income amounted to RMB277.2 million in 2009, representing an increase of 90.91% compared to RMB145.2 million in 2008, which was primarily due to income of RMB92.0 million from the disposal of land use right and an increase in income from other investments during the reporting period.

Other operating expenses

Other operating expenses decreased from RMB580.0 million in 2008 to RMB138.3 million in 2009, representing a decrease of 76.16%, primarily due to a decrease of RMB342.5 million in our provision made for impairments of fixed assets during the reporting period as compared to 2008. On the other hand, our employee reduction expenses during the reporting period decreased by RMB77.3 million as compared to 2008.

Income/ (loss) from operation

We earned an operating profit of RMB2,023.5 million in 2009, representing a significant increase of RMB 9,840.8 million compared to an operating loss of RMB7,817.3 million in 2008, which was primarily due to a significant decrease in cost of sales and other expenses during the reporting period.

Net financing costs

Our net financing costs were RMB321.1 million in 2009, representing a decrease of 2.81% compared to RMB330.4 million in 2008.

Investment income

Our investment income was RMB222.8 million in 2009, mainly due to income from the disposal of financial assets.

Earnings/(loss) before income tax

We obtained a profit before tax of RMB2,166.5 million in 2009, representing a significant increase of RMB10,180.9 million compared to a pre-tax loss of RMB8,014.4 million in 2008.

Income tax

We had an income tax of RMB511.0 million in 2009. Our income tax credit from 2008 was RMB1,812.7 million, which was primarily due to the fact that we recognized deferred income tax asset for tax losses generated in 2008. We earned a profit in 2009 and realized part of the deferred income tax assets in respect of tax losses carried forward and provision for inventories.

In accordance with the revised “Enterprise Income Tax Law of the People’s Republic of China” with effect from January 1, 2008, the income tax rate of the Company for 2009 was 25% (2008: 25%).

Net income/(loss)

We earned a net income after tax of RMB1,655.5 million in 2009, an increase of RMB7,857.2 million compared to an after-tax loss of RMB6,201.7 million in 2008.

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

(i) Synthetic fibres

The operating expenses of synthetic fibres increased by RMB902.7 million compared to 2007, primarily due to an increase in the unit price of raw materials (such as ethylene) for producing synthetic fibres. For example, the price of ethylene increased from RMB 8,785.0 per ton in 2007 to RMB9,496.2 per ton in 2008.

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

Income/ (loss) from operations

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

Net Income/(loss)

We incurred a net loss of RMB6,201.7 million in 2008, compared to net income of RMB1,683.1 million in 2007.

B. Liquidity and Capital Resources.

We strive to always have sufficient liquidity to meet our liabilities when due, preparing for both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation. We prepare monthly cash flow budget to ensure that we will always have sufficient liquidity to meet our financial obligations as they become due. We arrange and negotiate financing with financial institutions and maintain a certain level of standby credit facilities to reduce liquidity risk.

At December 31, 2009, our current liabilities exceeded our current assets by RMB5,243.5 million. In 2010, our liquidity will be primarily dependent on our ability to maintain adequate cash inflow from operations, the renewal of our short-term bank loans and on our ability to obtain adequate external financing, including the issuance of short-term corporate bonds, to support our working capital and meet our debt obligations when they become due. At December 31, 2009, we had standby credit facilities with several PRC financial institutions which allow us to borrow up to RMB9,100.0 million on an unsecured basis, at a weighted average interest rate of 3.34%. At December 31, 2009, our outstanding borrowings under these facilities were RMB4,458.0 million and were included in short-term bank loans. We believe our sources of liquidity are sufficient for our present requirements.

Net cash inflows provided by operating activities

The net cash inflows from our operating activities amounted to RMB3,346.9 million in 2009, representing an increase of cash inflows of RMB7,333.4 million compared to a net cash outflows of RMB3,986.5 million in 2008. Our net cash inflows from earnings before income tax (net of depreciation) in 2009 amounted to RMB3,815.3 million due to a significant decrease in the costs of the crude oil during the reporting period, representing an increase of cash inflows of RMB10,197.8 million compared to the net cash outflows of RMB6,382.5 million in 2008. An increased inventories balance before provision at the end of 2009 led to an increase in cash outflows of RMB2,449.7 million in 2009 (as compared to an increase in cash outflows of RMB38.9 million in 2008 due to an increased inventories balance at the end of 2008). Changes in the year-end balances of accounts payable, other payable and notes payable led to a decrease in cash outflows of RMB994.0 million (as compared to an increase in cash outflows of RMB786.9 million in 2008 due to such changes). Decreases in the year-end balances of amounts of receivable, notes receivable and advance payments led to an increase in cash inflows of RMB202.9 million in 2009 (as compared to an increase in cash inflows of RMB1,122.0 million in 2008 as a result of a decrease in such year-end balances).

Net cash used in investing activities

Net cash outflow for investing activities increased from RMB707.5 million in 2008 to RMB2,175.4 million in 2009, mainly representing an increase in capital expenditure and purchase of available-for-sale financial assets of RMB 700 million in 2009.

Cash flows from financing activities

Net cash from financing activities decreased from an inflow of RMB4,429.2 million in 2008 to an outflow of RMB1,673.3 million in 2009, mainly representing an increase in repayment of loans and a decrease in proceeds from loans.

Borrowings

Our total borrowings at the end of 2009 amounted to RMB8,078.9 million, representing a decrease of RMB1,722.8million as compared to that at the end of 2008. Short-term liabilities decreased by RMB1,598.0 million, and long-term liabilities decreased by RMB124.8 million.

We managed to maintain our liability-to-asset ratio at a safe level by enhancing controls over both liabilities (including borrowings) and financing risks. We generally do not experience any seasonality in borrowings. Due to the nature of the capital expenditures plan, long-term bank loans can be arranged in advance of expenditures while short-term borrowings are used to meet operational needs. The terms of our existing borrowings do not restrict our ability to pay dividends on our shares.

Liability-to-asset ratio (prepared according to the International Financial Reporting Standards)

Our liability-to-asset ratio was 48.85% as of December 31, 2009 (compared to 50.02% as of December 31, 2008). The ratio is calculated using this formula: total liabilities/total assets.

C. Research and Development, Patents and Licenses, etc.

We maintain a number of technology development units, including the Petrochemical Research Institute, the Plastics Research Institute, the Polyester Fiber Research Institute, the Acrylic Fibre Research Institute and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. Our research and development expenditures in 2007, 2008 and 2009 were RMB53.5 million, RMB47.3 million and RMB40.3 million, respectively, representing approximately 0.1% of the total sales for those years.

We are not, in any material aspect, dependant on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

D. Trend Information

In 2010, we expect that the global economy will continue to recover slowly with a relatively low growth rate. However, the foundation of this recovery remains weak and not yet stable. If conditions continue to improve in the global economic environment, the Chinese government continues its stable macro-economic policies, and the ongoing implementation of the Chinese government’s proactive fiscal policies and moderately relaxed monetary policies continues, we anticipate that the Chinese economy will maintain stable and relatively fast growth at a rate slightly higher than that in 2009.

In 2010, we expect the demand for petroleum to increase as the world economy begins to recover. The general level of international crude oil prices is anticipated to be higher than that in 2009 considering certain factors such as the overall capacity surplus, OPEC output policies, U.S. dollar trends, geopolitical risks, inflationary pressures and climate change. The global petrochemical industry itself should continue to encounter sluggish growth in 2010. As newly added production capacity is being gradually released, excess global capacity will likely persist with low rates of operation. However, the overall situation should be better than that experienced in 2009. With continued steady and relatively rapid economic development in China, the domestic petroleum and petrochemical industry should generally recover despite the presence of many difficult conditions. On the one hand, the overall macroeconomic situation in China remains positive and the policies for boosting domestic macro-economic demand and stabilizing overseas demand are gradually becoming more effective, which will stimulate continued growth in market demand for domestic petroleum and petrochemical products. On the other hand, we expect international crude oil prices to continue to trend upward. In addition, newly added production capacity for global oil refining and ethylene may be released at the same time, in which case overcapacity will become more acute. Competition should escalate as a whole, in particular from multinationals operating in the China market, and could lead to an influx of a large amount of imported products. We also expect international trade protectionism to intensify and be made worse by increasing foreign trade conflicts. Finally, constraints due to limited resources and carbon emissions reduction and other environmental protection measures may also hinder economic growth.

E. Off-balance Sheet Arrangements

As of December 31, 2009, we had no contingent liabilities in respect of guarantees issued to banks in favor of our associated companies and other unlisted investments, while such contingent liabilities as of December 31, 2008 were RMB25.7 million. Our guarantees issued to banks in favor of associated companies and other unlisted investments are limited to the respective share in equity interest held by us. Please refer to Note 27(b) to our consolidated financial statements included in Item 17. Financial Statements for more detailed information on our guarantees and commitments.

F. Contractual Obligations and Commercial Commitments

The following table sets forth our obligations to make future payments under contracts effective as of December 31, 2009.

		As of December 31, 2009 Payment Due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Contractual obligations
Short-term loan	6,700,398	6,700,398	—	—	—
Short-term corporate bonds	1,000,000	1,000,000	—	—	—
Long-term loan	378,533	74,275	104,258	200,000	—

Total contractual obligations	8,078,931	7,774,673	104,258	200,000	—

Estimated future interest payments
Fixed rate	103,143	66,936	25,839	10,368	—
Variable rate	58,057	58,057	—	—	—

Total estimated future interest payments	161,200	124,993	25,839	10,368	—

Other commercial commitments
Capital commitments (note)	7,790,065	2,000,000	5,790,065	—	—

Total commercial commitments	7,790,065	2,000,000	5,790,065	—	—

Note:	Capital commitments refer to commitments for purchase of property, plant and equipment and investment.

G. Other Information

Employees

Our staff costs for 2009 were RMB 1,233.7 million.

As at December 31, 2009, we had 17,131 employees in total, among whom there were 9,396 production staff, 6,381 sales representatives, financial personnel and other personnel and 1,354 administrative staff. 34.96% of our employees had tertiary qualifications or above. The company has 13,054 retired employees who are under retirement insurance plans, details of which are provided under Item 6. D.

Capital Expenditures

In 2009, our capital expenditures amounted to RMB 2,120.3 million, representing an increase of 40.32% as compared to RMB 1,511.1 million in capital expenditures in 2008. Major projects include the following:

Project	Total project investment RMB million	Project progress as at December 31, 2009

600,000-ton/year PX aromatics complex	2,425.0	Completed

150,000-ton/year C5 segregation plant	262.0	Completed

Natural gas integrated utilization project	195.0	Under construction

Total	2,882.0	—

Our capital expenditure for 2010 is estimated at approximately RMB 2,000.0 million.

Purchase, Sale and Investment

Except as disclosed in this report, during the year 2009, we engaged in no material purchase or sale of our subsidiaries or associated companies or any other material investments.

Pledge of Assets

As of December 31, 2009, we have not pledged any of our property or equipment.

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

Name	Age	Position
Directors
Rong Guangdao	54	Chairman of the Board of Directors and President
Du Chongjun	55	Vice Chairman of the Board of Directors and Vice President
Li Honggen	53	Director and Vice President
Shi Wei	50	Director and Vice President
Dai Jinbao	53	Director

Lei Dianwu	47	External Director
Xiang Hanyin	55	External Director
Chen Xinyuan	45	Independent Director and Director of the Audit Committee
Sun Chiping	51	Independent Director
Jiang Zhiquan	59	Independent Director
Zhou Yunnong	67	Independent Director and Director of the Remuneration and Appraisal Committee
Other Executive Officers
Zhang Jianping	47	Vice President
Tang Chengjian	54	Vice President
Zhang Zhiliang	56	Vice President
Ye Guohua	41	Chief Financial Officer
Zhang Jingming	52	Secretary of the Company and Chief Legal Officer
Supervisory Committee
Gao Jinping	43	Chairman of the Supervisory Committee
Zhang Chenghua	54	Supervisor
Wang Yanjun	49	Supervisor
Zhai Yalin	45	External Supervisor
Wu Xiaoqi	53	External Supervisor
Liu Xiangdong	58	Independent Supervisor
Yin Yongli	70	Independent Supervisor

Directors

Rong Guangdao, 54, is Chairman, President and Deputy Secretary of the Communist Party Committee of the Company. Mr. Rong joined the Shanghai Petrochemical Complex (the “Complex”) in 1973 and has held various positions, including Deputy Director of the No.1 Chemical Plant and Deputy Director and Director of the Ethylene Plant. In April 1994 he was appointed Vice President of the Company, and in June 1995 he was elected Director of the Company. In October 2003, Mr. Rong was appointed President of the Company. In May 2004, Mr. Rong was elected Chairman of the China Jinshan Associated Trading Corporation. From June 2004 to June 2005, Mr. Rong served as Vice Chairman of the Company. In April 2005, Mr. Rong was elected as Deputy Secretary of the Communist Party Committee. In June 2005, Mr. Rong was elected as Chairman of the Company. In November 2006, Mr. Rong was appointed Director and Vice Chairman of Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”). In August 2008, he was appointed Director and Chairman of Shanghai Chemical Industrial Park Development Company Limited. Mr. Rong has rich experience in management of large-scale petrochemical enterprise operations. In 1985 Mr. Rong graduated from the Automated Instrument Department of the Shanghai Petrochemical College for Workers and Staff Members. In 1997 he obtained an MBA from China Europe International Business School. He is a senior engineer by professional title.

Du Chongjun, 55, is Secretary of the Communist Party Committee, Vice Chairman and Vice President of the Company. He joined the Complex in 1974 and has held various positions, including Deputy Secretary and Secretary of the Communist Party Committee of the Acrylic Fibre Plant of the Complex, General Manager and Secretary of the Communist Party Committee of Shanghai Jinyang Acrylic Fibre Plant and General Manager of the Acrylic Fibre Division of Sinopec Shanghai Petrochemical Company Limited. In May 1999 he was appointed Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee. From June 1999 to June 2004 he was Chairman of the Supervisory Committee of the Company. In October 2003 he was appointed Secretary of the Communist Party Committee of the Company. In June 2004, Mr. Du was appointed Vice Chairman of the Company. In June 2005, Mr. Du was appointed Vice President of the Company. Mr. Du has extensive experience in large-scale enterprise operation, management and internal supervision. Mr. Du graduated, majoring in enterprise management, from East China Institute of Chemical Technology in 1986. In 1999 Mr. Du graduated, majoring in computer application management, from Shanghai Second Polytechnic University. He is a professional technician of professor level.

Li Honggen, 53, is Executive Director and Vice President of the Company. Mr. Li joined the Complex in 1973 and has held various positions including Deputy Director of No. 1 Chemical Plant of the Complex, Deputy Director and Director of the Ethylene Plant of the Company and Deputy Manager and Manager of the Refining and Chemical Division of the Company. From August 2000 to December 2003, he served as Vice President of Shanghai Chemical Industrial Park Development Company Limited. From August 2002 to January 2006, he served as Vice President of Shanghai Secco. In March 2006, he was appointed Vice President of the Company. In June 2006, he was appointed Director of the Company. In August 2008, he was concurrently appointed Director of Shanghai Chemical Industrial Park Development Company Limited. Mr. Li graduated from East China Institute of Chemical Technology majoring in engineering management and completed a post-graduate course majoring in engineering management at East China University of Science and Technology in 1998. He is an engineer by professional title.

Shi Wei, 50, is Executive Director and Vice President of the Company. Mr. Shi joined the Complex in 1982 and has held various positions including Assistant to the Manager, Deputy Manager of the Refining and Chemical Division of the Company, Manager of the Environmental Department, Secretary of the Communist Party Committee of the Refining and Chemical Division of the Company and then Manager of the division. In October 2003, Mr. Shi was appointed Vice President of the Company. In June 2005, he was appointed Director of the Company. In 1982, Mr. Shi graduated from East China University of Science and Technology majoring in oil refining engineering and obtained a bachelor’s degree in engineering. Mr. Shi completed post-graduate studies in Business Management at East China University of Science and Technology in 1998. Mr. Shi is a senior engineer by professional title.

Dai Jinbao, 53, is Executive Director of the Company, Secretary of the Communist Party Committee and Deputy Manager, of the Company’s Refining and Chemical Division and Chairman of the Labor Union. Mr. Dai joined the Complex in November 1973 and has held various positions including Deputy Director of No. 1 Chemical Plant of the Company, Director of No.1 Ethylene Complex of the Refining and Chemical Division of the Company, Chairman of the Labor Union of the Company’s Refining and Chemical Division, Deputy Secretary of the Communist Party Committee and Chairman of the Labor Union of the Company’s Refining and Chemical Division. In June 2006, he was appointed Director of the Company. In June 2008, he was appointed Secretary of the Communist Party Committee of the Company’s Olefin Division and Deputy Manager of the division. Mr. Dai graduated from the Shanghai Second Polytechnic University majoring in business management. He is an intermediate technician by professional title.

External Directors

Lei Dianwu, 47, is Assistant to the General Manager of Sinopec Group, Vice President and Director of Development and Planning Division of Sinopec Corp. In June 2005, Mr. Lei was elected External Director of the Company. Mr. Lei has held various positions including Deputy Director of Planning Division of Yangzi Petrochemical Company, Director of the Preparation Office of the Joint Venture of Yangzi Petrochemical Company, Vice President and Manager of production division of Yangzi BASF Stylene Company Limited. He acted as Deputy Manager and Deputy Director of the Joint Venture Office at Yangzi Petrochemical Company, Director of Project Development Department in China Dong Lian Petrochemical Limited Liabilities Company (中國東聯石化有限責任公司), Deputy General Manager of Yangzi Petrochemical Limited Liabilities Company and Deputy Director of Development and Planning Division of Sinopec Corp. From March 2001, he assumed the current position of Director of Development and Planning Division of Sinopec Corp. From March 2009, he assumed the current position of Assistant to General Manager of Sinopec Corp. From May 2009, he assumed the position of Vice President of Sinopec Corp. Mr. Lei has rich experience in enterprise planning and investment development management. Mr. Lei graduated from the East China Petroleum Institute with a major in basic organic chemicals and obtained a bachelor’s degree in engineering. He is a senior engineer by professional title.

Xiang Hanyin, 55, is Deputy Director of Chemical Division of Sinopec Corp. In June 2005, Mr. Xiang was elected External Director of the Company. Mr. Xiang commenced work in February 1982 and was Deputy Director of the Chemical Plant of Yizheng Chemical Fibre Company and Director of Chemical Plant of Yizheng Chemical Fibre Co., Ltd. In February 2000, he assumed the current position of Deputy Director of the Chemical Division of Sinopec Corp. Mr. Xiang has rich experience in the management of production and operation of chemical enterprises. Mr. Xiang graduated from Nanjing Chemical College with a major in basic organic chemicals and a bachelor’s degree in engineering in 1982. In 2000, he completed post-graduate studies in enterprise management at Nanjing University. He is a senior engineer by professional title.

Independent Directors

Chen Xinyuan, 45, is currently Dean, Professor and Tutor to doctoral students of the College of Accounting, Shanghai University of Finance and Economics, and was elected as an Independent Director of the Company in June 2003. Between June 2000 and June 2003 he was an Independent Supervisor of the Company. After graduation from the Accounting Faculty, Hangzhou College of Commerce in July 1985, Mr. Chen undertook post-graduate studies at the Accounting Faculty of Shanghai University of Finance and Economics and continued as a lecturer. He commenced his doctoral studies in accounting while teaching and received his doctorate in June 1994. He has been a tutor to doctoral students since December 1998. Mr. Chen has also studied in West Germany for one year. He is an expert in financial reporting and accounting, given his experience in the academic aspects of accounting and notable achievements in accounting research. He is also experienced in business management.

Sun Chiping, 51, is President and Secretary of the Communist Party Committee of the Industrial and Commercial Bank of China (“ICBC”), Jiangsu Branch. In June 2005, Mr. Sun was elected Independent Director of the Company. Mr. Sun started to be involved in the finance industry in March 1979 and has held various positions including accountant, team leader and Deputy Director of the People’s Bank of China, Shanghai Branch, sub-branch in both Huang Pu and Jing’an Districts. He joined the ICBC, Shanghai Branch, operating division and was Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee. He also acted as Deputy Director, President and Deputy Secretary of the Communist Party Committee of ICBC, Shanghai Branch, Rep. Office (Sub-branch) in Xu Hui District, General Manager of the International Business Division of ICBC, Shanghai Branch, Assistant to the President of the ICBC, Shanghai Branch and concurrently General Manager of International Business Division of ICBC, Shanghai Branch and Deputy President of ICBC, Shanghai Branch, Deputy President, President and Secretary of the Communist Party Committee of ICBC, Guangdong Branch, President and Secretary of the Communist Party Committee of ICBC, Shanghai Branch. From June 2009, he assumed the current position as President and Secretary of the Communist Party Committee of ICBC, Jiangsu Branch. Mr. Sun graduated from Shanghai University of Finance and Economics with a major in Finance. He studied for a master’s degree at Shanghai University of Finance and Economics and the Shanghai-Hong Kong Management School jointly organized by University of Hong Kong and Fudan University and obtained a Master in Economics and an MBA. Mr. Sun has been engaged in the management of banking business for many years and has extensive experience in finance practice. He is a senior economist by professional title.

Jiang Zhiquan, 59, is Secretary of the Communist Party Committee and Chairman of Shanghai Construction (Group) General Company. In June 2005, Mr. Jiang was elected Independent Director of the Company. Mr. Jiang started work in December 1968, and has held various positions including a cadre and Deputy Director of Shanghai Construction and Industry Bureau, Manager of the Fourth Construction Company of Shanghai, Deputy Secretary of the Communist Party Committee of the Shanghai Construction Engineering Administration Bureau (being in charge of the overall work of the unit), Deputy Secretary of the Communist Party Committee (being in charge of the overall work of the unit), Vice Chairman and General Manager of the Shanghai Construction Group. In March 2001, he assumed the current positions as Secretary of the Communist Party Committee and Chairman of Shanghai Construction (Group) General Company. Mr. Jiang is experienced in operational decision making and large-scale enterprise management. Mr. Jiang graduated from the Shanghai-Hong Kong Management School jointly run by the University of Hong Kong and Fudan University in July 2000 and obtained an MBA. He is a senior economist by professional title.

Zhou Yunnong, 67, has been an Independent Director of the Company since June 2005. He joined the Complex in October 1972 and has held various positions including Deputy President of the Complex, Deputy Director of the Human Resource Department of China Petrochemical Corporation, Deputy Secretary of Communist Party Committee of the Complex, Vice President of the Company, Secretary of the Communist Party Committee of Sinopec Jinshan Industrial Company and the Governor of Jinshan District of Shanghai. From November 1999 to April 2002 he was a Senior Advisor to Shanghai Jinshan District. From June 2003 to June 2005, Mr. Zhou was an Independent Supervisor of the Company. Mr. Zhou has extensive experience in business management and public administration management. Mr. Zhou graduated from East China Normal University in August 1964, majoring in radio. He is a senior engineer by professional title.

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

Gao Jinping, 43, is Chairman of the Supervisory Committee, Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee of the Company and Chairman of the Labor Union of the Company. Mr. Gao joined the Complex in 1990 and has held various positions including Deputy Secretary of the Communist Youth League of the Company, Deputy Secretary of the Communist Party Committee of the Experimental Plant and Chemical Division of the Company and Director of the Propaganda Division of the Company. In May 2003, Mr. Gao was appointed Deputy Secretary of the Communist Party Committee of the Company and Chairman of the Labor Union of the Company. From June 2004 to June 2006, Mr. Gao served as Director of the Company. In April 2006, Mr. Gao was appointed Secretary of the Communist Party Discipline Supervisory Committee of the Company. In June 2006, Mr. Gao was appointed Supervisor and Chairman of the Supervisory Committee of the Company. Mr. Gao graduated from the Food Processing Faculty of Shanghai Aquatic Products University with a major in cooling and cold storage technology and obtained a bachelor’s degree in engineering in July 1990. In 2001, he completed his post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. He has senior professional title.

Zhang Chenghua, 54, is a Supervisor, Deputy General Political Official and Director of the Communist Party Committee Office of the Company. Mr. Zhang joined the Complex in 1974 and worked in the Thermal Power Plant of the Complex as Deputy Secretary of the Communist Party Committee, Deputy Secretary of the Communist Party Committee cum Chairman of Labor Union of the Thermal Power Plant of the Complex, Deputy Secretary of the Communist Party Discipline Supervisory Committee and Director of Supervisory Committee Office of Sinopec Shanghai Petrochemical Company Limited. In April 2002, Mr. Zhang was appointed Director of Supervisory Committee Office of the Company. In June 2002, Mr. Zhang was appointed Supervisor of the Company. In April 2004, Mr. Zhang was appointed Director of the Communist Party Committee Office. In July 2009, Mr. Zhang assumed the position of Deputy General Political Official of the Company. Mr. Zhang graduated, majoring in party administrative management, from Shanghai Party Institute in January 1999. In 2001, he completed his post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. He has senior professional title.

Wang Yanjun, 49, is a Supervisor and Vice Chairwoman of the Labor Union of the Company. Ms. Wang joined the Complex in July 1982 and has held various positions including Chairwoman of the Labor Union of the Plastics Plant of the Company, Chairwoman of the Labor Union of Plastics Division of the Company, Chairwoman of the Labor Union of Chemical Division of the Company, Deputy Secretary of the Communist Party Committee, Secretary of Communist Party Discipline Supervisory Committee of the Communist Party Committee and Chairwoman of the Labor Union of Chemical Division of the Company. In January 2005, Ms. Wang was appointed Vice Chairwoman of the Labor Union of the Company. In June 2005, Ms. Wang was appointed Supervisor of the Company. Ms. Wang graduated from East China University of Science and Technology majoring in basic organic chemistry in July 1982. In 2001, she completed her post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. She has senior professional technical qualifications.

External Supervisors

Zhai Yalin, 45, is Deputy Director of the Auditing Bureau of Sinopec Group and Deputy Director of Auditing Department of Sinopec Corp and has served as External Supervisors of the Company since June 2008. Mr. Zhai began his career in 1986 and had been successively Deputy Head of the Head Office and Director of the Auditing Department of Qianguo Refinery, Deputy Director of the General Office of Sinopec Huaxia Auditing Company and Deputy Manager of the Sinopec Huaxia Auditing Company, Deputy Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation, Director of the General Administrative Office of the Auditing Bureau of Sinopec Group, and Director of the General Administrative Office of the Auditing Bureau of Sinopec Group (Auditing Department of Sinopec Corp.). Since December 2001, Mr. Zhai has been holding concurrently the posts of Deputy Director of the Auditing Bureau of Sinopec Group and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai graduated from Jilin Siping Normal College in 1986 and is a senior economist.

Wu Xiaoqi, 53, is Secretary of the Communist Party Committee of Sinopec Yunnan Oil Products Company, Deputy General Manager of said company. Mr. Wu has been an External Supervisor of the Company since June 2008. Mr. Wu began his career in 1971 and had been successively Deputy Director Class Disciplinary Supervisory Inspector of the Supervisory Bureau of China Petrochemical Corporation’s Disciplinary Division, Deputy Head (Deputy Director) and Head (Director) of the Office of the Supervisory Bureau of China Petrochemical Corporation’s Disciplinary Division, and Director of Section 1 of Supervisory Bureau of Sinopec Group’s Disciplinary Division. From June 2004 to April 2005, he served as a Deputy Bureau Director Class Disciplinary Inspector of Supervisory Bureau of Sinopec Group and a Deputy Bureau Director Class Supervisory Inspector of Supervisory Department of Sinopec Corp. From April 2005 to December 2008, Mr. Wu was Deputy Director of Supervisory Bureau of China Petrochemical Corporation and Deputy Director of Supervisory Department of Sinopec Corp. Since December 2008, he has served as Secretary of the Communist Party Committee, and Deputy General Manager of Sinopec Yunnan Oil Products Company. Mr. Wu graduated from Shijiazhuang Army Command Academy and has a senior professional title.

Independent Supervisors

Liu Xiangdong, 58, is an Executive Director and President of Zhengxin Bank Company Limited, and an Independent Director of Shanghai Bright Dairy & Food Co., Ltd. He was elected as an Independent Supervisor of the Company in June 2000. Mr. Liu has held various positions including Vice President of the Industrial and Commercial Bank of China, Shanghai Branch cum Principal of the Notes Business Department of the Industrial and Commercial Bank of China, General Manager of Investment Division of the Industrial and Commercial Bank of China, Executive Director and President of Zhengda International Finance Corporation, Independent Director of Shanghai No.1 Pharmacy Co., Ltd and Shanghai Shenbei Office Machine Co. From January 2010, Mr. Liu assumed the positions of Executive Director and President of Zhenxin Bank Company Limited. Mr. Liu has been working in the banking sector for many years and has abundant experience in business management practices. He obtained a master’s degree in economics from Shanghai University of Finance and Economics and an EMBA degree after completing the EMBA program jointly sponsored by Arizona State University and Shanghai National Accounting Institute and is a senior economist.

Yin Yongli, 70, has served as Independent Supervisor of the Company from June 2005. Mr. Yin has held various positions including Deputy Chief and Chief of Finance section of Shandong Shengli Refinery, Deputy Chief Accountant of Qliu Petrochemical Company, Chief Accountant of Planning and Financing Department of China Petrochemical Corporation and Chief Accountant and Deputy Director of Financing Department of China Petrochemical Corporation and Director of Shihua Auditing Firm. In September 2001, he was Chairman of China Rights on Certified Public Accountants. Since June 2004, Mr. Yin has been appointed Chairman of Huazheng Certified Public Accountants. From June 2005 to June 2008, Mr. Yin has been Chairman of the Management Committee of Tianhua Certified Public Accountants. Mr. Yin has engaged in financing and auditing for many years and has rich experience in financing management and enterprise auditing. Mr. Yin graduated from Shandong Institute of Finance and Economics in 1964. Mr. Yin is a professional accountant and is a certified accountant.

Senior Management

Zhang Jianping, 47, is a Vice President of the Company. He joined the Complex in 1987, and successively held the positions of Deputy Chief Engineer of the Aromatics Plant of the Refining and Chemical Division, Deputy Director of the Plastic Plant, Deputy Manager of Plastics Division of the Company, Director of the Petrochemical Research Institute, Director of the Production Division of the Company, Assistant to President of the Company and Director of the Production Division. In July 2004, he was appointed Vice President of our Company. Mr. Zhang graduated in 1984 from East China Institute of Chemical Technology specializing in Petroleum Refinery and received a Master’s Degree in Petroleum Processing from the same institute in 1987. He is a qualified senior engineer.

Tang Chengjian, 54, is a Vice President of our Company. He joined the Complex in 1974, and successively held the positions of Deputy Secretary of Communist Party Committee, Trade Union Director, Deputy Director of the Thermal Power Plant of the Complex, Director of Thermal Power Plant of the General Thermal Power Unit of the Company, Deputy Director and Director of the Company’s General Thermal Power Unit. He was appointed the Vice President of our Company in July 2004. Mr. Tang graduated in 1974 from Shanghai Power Technology School with a specialization in power plant steam turbines and graduated from Shanghai Power College in power plant and power systems in 1986. In 1991, he graduated from Shanghai No. 2 Industry University majoring in project management; he earned an MBA from the China Europe International Business School in 2001. He is a senior economist in terms by professional title.

Zhang Zhiliang, 56, is committee member of the Communist Party Committee of the Company. Mr Zhang joined the Complex in 1977 and held various positions including Deputy Director and Director of the No.1 Chemical Plant of the Complex, as well as assistant manager and manager of the Company’s Refining and Chemical Division. He was Vice President of the Company from April 1997 to March 2006. He was Director of the Company from June 1997 to June 2003. He was Director of Shanghai Secco from November 2002 to April 2010, and Vice President of Shanghai Secco from January 2006 to November 2006. He was President of Shanghai Secco from November 2006 to April 2010. In April 2010, he was appointed as committee member of the Communist Party Committee of the Company. Mr. Zhang graduated from Fudan University in 1977, majoring in high molecular chemistry. He graduated from Shanghai No.2 Industrial University in 1999, majoring in Applied Computer Management. He is a senior cadre of professorate rank.

Ye Guohua, 41, is the Chief Financial Officer of the Company. Mr. Ye joined Sinopec Shanghai Gaoqiao Petrochemical Corporation in 1991 and had held various positions including Deputy Section Chief and Section Chief of the Cost Accounting Section of the Financial Division of Sinopec Shanghai Gaoqiao Petrochemical Corporation, Director of the Financial Division of the Oil Refinery Factory of Sinopec Shanghai Gaoqiao Petrochemical Corporation, Deputy Chief Accountant and Director of the Financial Department of Sinopec Shanghai Gaoqiao Petrochemical Corporation. In October 2009, Mr. Ye was appointed Chief Financial Officer of the Company. Mr. Ye graduated from Shanghai University of Finance and Economics majoring in accounting in July 1991 and is a senior economist by professional title.

Zhang Jingming, 52, is the Secretary of the Board of Directors, General Legal Counsel, Director of the Secretarial Office of the Board of Directors and Director of the Strategy Office of the Company. Mr. Zhang joined the Complex in 1978 and has held various positions including Project Manager and Deputy Director of the International Department, Securities Affairs Representative in Hong Kong and Deputy Director of the Board Secretariat. In June 1999, Mr. Zhang was concurrently appointed as Secretary to the Board of Directors and Director of the Board Secretariat. In June 2001, Mr. Zhang was appointed Director of Strategy Research Department of the Company. In January 2005, Mr. Zhang was appointed General Counsel of the Company. In 1987, Mr. Zhang graduated from the Shanghai International Studies University majoring in English. During the period from 1992 to 1993, he was enrolled in graduate courses for the fourth Sino-British joint MBA program at Northwestern Polytechnic University and later on, Mr. Zhang went to the University of Hull in the United Kingdom for further study to earn an MBA degree and was granted the degree by the University of Hull in the United Kingdom in July 1995. In 2002, Mr. Zhang completed his graduate courses in international economic law at East China University of Political Science and Law. He is a senior economist by professional title.

B. Compensation.

The aggregate amount of cash compensation we paid to our directors, supervisors and executive officers during the year ended December 31, 2009 was approximately RMB5.799 million. In addition, directors and supervisors who are also officers or employees receive certain other benefits-in-kind, such as subsidized or free health care services, housing and transportation, which large Chinese enterprises customarily provide to their employees. No benefits are payable to members of the board or the Supervisory Committee or the executive officers upon termination of their relationship with us.

The following table sets forth the compensation on an individual basis for our directors, supervisors and executive officers who received compensation from us in 2009.

Name	Position with the Company	Remuneration in 2009
		(RMB’000) (before tax)
Rong Guangdao	Chairman of the Board of Directors and President	560
Du Chongjun	Vice Chairman of the Board of Directors and Vice President	560
Han Zhihao	Director	465
Li Honggen	Director and Vice President	468
Shi Wei	Director and Vice President	467
Dai Jinbao	Director	301
Lei Dianwu	External Director	—
Xiang Hanyin	External Director	—
Chen Xinyuan	Independent Director	150
Sun Chiping	Independent Director	150
Jiang Zhiquan	Independent Director	150
Zhou Yunnong	Independent Director	150
Gao Jinping	Chairman of the Supervisory Committee	467
Zhang Chenghua	Supervisor	297
Wang Yanjun	Supervisor	277
Zhai Yalin	External Supervisor	—
Wu Xiaoqi	External Supervisor	—
Liu Xiangdong	Independent Supervisor	—
Yin Yongli	Independent Supervisor	—
Zhang Jianping	Vice President	464
Tang Chengjian	Vice President	461
Ye Guohua	Chief Financial Officer	59
Zhang Jingming	Company Secretary	353

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

D. Employees.

As of December 31, 2009, we had 17,131 employees.

The following table shows the approximate number of employees we had at the end of our last three years by the principal business function they performed:

	December 31,
	2007	2008	2009
Management	1,533	1,355	1,354

Engineers, technicians and factory personnel	11,067	9,795	9,396
Accounting, marketing and other	6,652	6,447	6,381

Total	19,252	17,597	17,131

Approximately 34.96 % of our work force are graduates with an associate degree or higher. In addition, we offer our employees opportunities for education and training based upon our development and the individual performance of each employee.

A system of labor contracts has been adopted in our company. The contract system imposes discipline, provides incentives to adopt better work habits and gives us greater management control over our work force. We believe that by linking remuneration to productivity, the contract system has also improved employee morale. As of December 31, 2009, almost all of the work force was employed pursuant to labor contracts which specify the employee’s position, responsibilities, remuneration and grounds for termination. The contracts generally have short terms of one to five years and may be renewed with the agreement of both parties. The remaining personnel are employed for an indefinite term.

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

Total remuneration of our employees includes salary and bonuses. Employees also receive certain benefits in terms of housing, education and health services that we subsidize, and other miscellaneous subsidies. In 2009, we paid RMB1,233.7 million in employment costs.

In compliance with Shanghai regulations, we and our employees participate in a defined contribution government pension scheme under which all employees upon retirement are entitled to receive pensions. Pursuant to government regulations, we established a supplementary defined contribution retirement scheme for all employees in 1995. This scheme provides for a supplementary pension funded by voluntary payments by employees that are matched by payments we make. Each year’s level of matching payments is based upon our profitability and the employee’s performance and attitude. The supplementary pension is intended to provide a further incentive to employees. The company has 13,054 retired employees under the above retirement insurance plans.

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

E. Share Ownership.

The following table shows the ownership interests of our Directors, Supervisors and senior officers in our shares as of May 1, 2010. All shares indicated are A shares and are directly owned by the relevant persons. In each case, they represent less than 1% of the outstanding A shares. No change in shareholdings occurred. Except as disclosed below, none of the Directors, Supervisors or senior officers or their affiliates had any other beneficial interest in our issued share capital as of May 1, 2010.

Name	Position	Shares held at May 1, 2010
Rong Guangdao	Chairman and President	3,600

Du Chongjun	Vice Chairman and Vice President	1,000

Li Honggen	Director and Vice President	0

Shi Wei	Director and Vice President	0

Dai Jinbao	Director	0

Lei Dianwu	External Director	0

Xiang Hanyin	External Director	0

Sun Chiping	Independent Director	0

Jiang Zhiquan	Independent Director	0

Zhou Yunnong	Independent Director	0

Chen Xinyuan	Independent Director	0

Gao Jinping	Chairman of Supervisory Committee	0

Zhang Chenghua	Supervisor	0

Wang Yanjun	Supervisor	0

Zhai Yalin	External Supervisor	0

Wu Xiaoqi	External Supervisor	0

Liu Xiangdong	Independent Supervisor	0

Yin Yongli	Independent Supervisor	0

Zhang Jianping	Vice President	0

Tang Chengjian	Vice President	0

Zhang Zhiliang	Vice President	0

Ye Guohua	Chief Financial Officer	0

Zhang Jingming	Company Secretary	0

We have no employee share purchase plan, share option plan or other arrangement to involve employees in our share capital.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders.

Sinopec Corp owns 55.56% of our share capital and is able to exercise all the rights of a controlling shareholder, including the election of directors and voting on amendments to our Articles of Association.

The table below sets forth information regarding ownership of our capital stock as of March 31, 2010 by (i) all persons who we know own more than five percent of our capital stock and (ii) our officers and directors as a group. We are not aware that any such shareholder had voting rights different from those of our other shareholders.

Title of Class	Identity of Person or Group	Number of Shares Held	Percent of Total Share Capita
Domestic Shares	China Petroleum & Chemical Corporation (1)	4,000,000,000	55.56%
H Shares	HKSCC nominees Ltd.	2,300,402,101	31.95%
A Shares	Directors and Officers	4,600	less than 1%

(1).	This company is controlled by China Petrochemical Corporation which is itself controlled by the Chinese government.

As of May 1, 2010, a total of 2,330,000,000 H Shares were outstanding. As of April 1, 2010, a total of 2,405,623 ADSs, representing the equivalent of 240,562,300 H Shares, were outstanding and held by 112 holders of record. A total of 720,000,000 circulating A Shares were outstanding on April 1, 2010.

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

B. Related Party Transactions.

Intercompany service agreements and business-related dealings

During 2009, pursuant to the Mutual Product Supply and Sales Service Framework Agreement entered into by the Company and Sinopec Corp, we purchased raw materials from, and sell petroleum products and petrochemicals as well as lease properties to, Sinopec Corp and its associates, and Sinopec Corp and its associates act as sales agents for our petrochemical products. Under the Comprehensive Services Framework Agreement entered into by the Company and Sinopec Group, we accept construction and installation, engineering design, insurance agency and financial services relating to the petrochemical industry provided by Sinopec Corp and its associates. The relevant connected transactions were conducted in accordance with the terms of the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreements. The transaction amounts of the relevant connected transactions did not exceed the caps in relation to the continuing connected transactions approved at the 2007 Extraordinary General Meeting.

The purchases by us of crude oil and related materials from, and sales of petroleum products by us to, Sinopec Corp and its associates were conducted in accordance with the State’s relevant policy and applicable State tariffs or State guidance prices. As long as the State does not lift its control over purchases of crude oil, sales of petroleum products and pricing thereof, such connected transactions will continue to occur. We sell petrochemicals to Sinopec Corp and its associates and Sinopec Corp and its associates act as agents for the sale of petrochemicals in order to reduce our inventories, expand their trading, distribution and sales networks and improve our bargaining power with our customers. We lease part of the properties to Sinopec Corp and its associates in consideration of their good financial background and credit standing. We accept construction and installation, engineering design, insurance agency and financial services relating to the petrochemical industry from Sinopec Group and its associates in order to secure steady and reliable services at reasonable prices.

The prices of the continuing connected transactions conducted between the Company and Sinopec Group, Sinopec Corp and its associates are determined by the parties involved after consultation pursuant to (1) the fixed price of the state; or (2) the guiding price of the state; or (3) market prices, and the conclusion of agreements for the connected transactions are in compliance with the needs of the Company’s production and operation. Therefore the above continuing connected transactions do not cause a material impact on the Company’s independence.

Unit: RMB’000

Type of transactions	Related parties	Amount	Percentage of total amount of the type of transaction
			(%)
Income from sale of products and services	Sinopec East China Company	20,313,011	39.32
	Other related parties	6,852,612	13.27
Purchases	China International United Petroleum & Chemical Co., Ltd.	17,379,243	44.22
	Sinopec Transport and Storage Company	2,812,701	7.16
	Other related parties	4,574,415	11.64
Installation fees	Sinopec and its subsidiaries	165,204	71.10
Transportation costs	Sinopec Transport and Storage Company	29,661	12.12

This includes an amount of RMB25,591,745,000 for the connected transactions in respect of the sale of products or the provision of labor services to the controlling shareholder and its subsidiaries by the listed company during 2009.

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

We signed an agreement on December 30, 2005 to transfer our 2% equity interest in Sinopec Finance Co., Ltd. to Sinopec Corp for a purchase price of RMB82,000,000. In accordance with the payment terms of the agreement, we were paid the consideration on February 28, 2006.

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

Export Sales

In 2009, export sales accounted for RMB147.528 million (US$21.61million) or 0.31% of our total net sales.

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

B. Significant Changes.

No significant change has occurred since the date of the financial statements included in this Annual Report.

ITEM 9.	THE OFFER AND LISTING.

A. Offer and Listing Details

Set forth below is certain market information relating to our H Shares, ADSs and A Shares for the periods indicated.

		The Stock Exchange of Hong Kong		The New York Stock Exchange		The Shanghai Stock Exchange
		High	Low	High	Low	High	Low
2005		3.58	2.25	45.20	29.55	5.07	3.11
2006		5.00	2.97	64.60	38.60	7.18	4.03
2007		7.38	3.26	102.77	31.37	22.49	6.05
2008		4.88	1.10	61.88	14.50	13.64	3.58
2009		4.13	1.61	52.09	20.75	12.48	5.06
2008

	First Quarter	4.88	2.37	61.88	31.37	13.64	9.21
	Second Quarter	3.50	2.63	44.71	33.93	9.68	6.41
	Third Quarter	2.80	1.60	34.99	20.15	7.02	4.59
	Fourth Quarter	2.25	1.10	28.99	14.50	5.87	3.58

2009

	First Quarter	2.22	1.61	28.72	20.75	6.66	5.06
	Second Quarter	3.10	1.94	39.47	27.26	8.87	6.27
	Third Quarter	4.13	2.57	52.09	32.83	12.48	8.09
	Fourth Quarter	3.21	2.90	44.38	38.12	12.37	10.16
2010

	First Quarter	3.35	2.58	43.14	33.17	11.15	9.50

Most Recent Six Months
	November 2009	3.37	2.96	43.69	38.64	12.37	10.50
	December 2009	3.21	2.90	41.19	38.12	11.65	10.16
	January 2010	3.35	2.64	43.14	34.35	11.15	9.95
	February 2010	2.90	2.58	37.10	33.17	10.05	9.50
	March 2010	3.17	2.75	40.79	35.41	10.17	9.61
	April 2010	3.18	2.85	40.71	36.68	10.18	8.24

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

For a Corporation

According to the Enterprise Income Tax Law of the People’s Republic of China (“Enterprise Income Tax Law “) and its implementation rules, effective January 1, 2008, dividends by Chinese resident enterprises to non-resident enterprises are ordinarily subject to a Chinese withholding tax levied at a flat rate of 10%. For purposes of the Enterprise Income Tax Law, a “Chinese resident enterprise” is an enterprise which is either (i) set up in China in accordance with PRC laws or (ii) set up in accordance with the laws of a foreign country (region) but whose actual administrative headquarters is in China. For purposes of the Enterprise Income Tax Law, a “non-resident enterprise” is an enterprise which is set up in accordance with the laws of a foreign country (region) and whose actual administrative headquarters is located outside China but which has either (i) set up a legal presence in China or (ii) has income originating from China despite not having formally set up a legal presence in China. The State Administration of Taxation issued a Circular on Issues Relating to the Withholding of Enterprise Income Tax for Dividends Distributed by Resident Enterprises in China to Non-resident Enterprises Holding H-shares of the Enterprises (Guo Shui Han [2008] No. 897)(“Circular No. 897”) on November 6, 2008, which further clarifies that Chinese resident enterprises should, in distributing dividends for 2008 or any year hereafter to non-resident enterprises holding H-shares of the Chinese resident enterprise, withhold enterprise income tax for such dividends at a tax rate of 10%. After receiving dividends, non-resident enterprises holding H-shares of any Chinese resident enterprise can, on their own or through an agent, file an application to the relevant taxation authorities for such dividends to be covered by any applicable tax treaty (or other arrangement). The relevant taxation authorities should, upon reviewing and verifying the application and supporting materials to be correct, refund the difference between the tax levied and the tax payable calculated at a tax rate specified by the applicable tax treaty (or other arrangement).

Capital Gains Tax

According to the Individual Income Tax Law and its implementation regulation, the sales by foreign individuals of shares in Chinese companies are ordinarily subject to Chinese withholding tax at a flat rate of 20%. However, according to the Tax Notice, gains realized upon the sale of overseas-listed shares issued by PRC companies by foreign individual investors are exempted from tax on capital gains. In the event that the Tax Notice is revoked or becomes invalid in the future, a 20% Chinese withholding tax may be imposed on the sale by foreign individuals of shares in Chinese companies unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions.

In accordance with the new Enterprise Income Tax Law and its implementation rules, capital gains realized by foreign enterprises which are non-resident enterprises in China upon the sale of overseas-listed shares are generally subject to a PRC withholding tax levied at a rate of 10% unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. The capital gains realized by resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC upon the sales of overseas-listed shares are subject to the PRC enterprise income tax. Before the effectiveness of the new Enterprise Income Tax Law, gains realized by foreign enterprises that are holders of overseas-listed shares of a PRC company excluding the shares held through their PRC domestic establishment or place of business were exempted from the withholding tax according to the Tax Notice. However, the effectiveness of such exemption granted by the Tax Notice becomes uncertain in light of the provisions under the new Enterprise Income Tax Law and its implementation rules.

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

This summary is for general information only and does not address all aspects of U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as: banks; financial institutions; insurance companies; dealers in stocks, securities, or currencies; traders in securities that elect to use a mark-to- market method of accounting for their securities holdings; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; expatriates of the United States; persons subject to the alternative minimum tax; persons holding H Shares or ADSs as part of a straddle, hedge, conversion transaction, or other integrated transaction; persons who acquired H Shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation for services; persons actually or constructively holding 10% or more of our voting stock; and U.S. Holders (as defined below) whose functional currency is other than the U.S. dollar.

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

In-Kind Distributions. Distributions to you of new H Shares or ADSs or rights to subscribe for new H Shares or ADSs that are received as part of a pro rata distribution to all of our shareholders will not be subject to U.S. federal income tax. The adjusted tax basis of the new H Shares or ADSs or rights so received will be determined by allocating your adjusted tax basis in the old H Shares or ADSs between the old H Shares or ADSs and the new H Shares or ADSs or rights received, based on their relative fair market values on the date of distribution. However, in the case of a distribution of rights to subscribe for H Shares or ADSs, the adjusted tax basis of the new rights will be zero if the fair market value of the new rights is less than 15% of the fair market value of the old H Shares or ADSs on the date of distribution and you do not make an election to determine the adjusted tax basis of the rights by allocation as described above. Your holding period for the new H Shares or ADSs or rights will generally include the holding period for the old H Shares or ADSs on which the distribution was made.

Foreign Tax Credits. Subject to certain conditions and limitations, any foreign taxes paid on or withheld from distributions from us and not refundable to you may be credited against your U.S. federal income tax liability or, alternatively, may be deducted from your taxable income. This election is made on a year-by-year basis and applies to all foreign taxes paid by you or withheld from you that year. As discussed above, no Chinese withholding tax currently is imposed on dividends to foreign individual holders of H Shares and ADSs, however non-resident enterprises holding H-shares or ADSs of a Chinese resident enterprise are generally subject to a withholding tax on dividends at a tax rate of 10%.

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

Special rules may apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return).

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

Default PFIC Rules under Section 1291 of the Code. If we are treated as a PFIC with respect to a U.S. Holder, the U.S. federal income tax consequences to the U.S. Holder of the ownership and disposition of H Shares or ADSs will depend on whether such U.S. Holder makes an election to treat us as a qualified electing fund (“QEF”) under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder owning H Shares or ADSs while we were or are a PFIC that has not made either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

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

QEF Election. If you own (or owned) H Shares or ADSs while we are (or were) a PFIC and you make a QEF Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Instead, you will be subject to current U.S. federal income tax on your pro rata share of our ordinary earnings and net capital gain, regardless of whether such amounts are actually distributed to you by us. However, you can make a QEF Election only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

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

If you own (or owned) H Shares or ADSs while we are (or were) a PFIC and you make a Mark-to-Market Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Rather, you generally will be required to recognize ordinary income for any increase in the fair market value of the ADSs for each taxable year that we are a PFIC. You will also be allowed to deduct as an ordinary loss any decrease in the fair market value to the extent of net marked-to-market gain previously included in prior years. Your adjusted tax basis in the ADSs will be adjusted to reflect the amount included or deducted.

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

TAXATION OF NON-U.S. HOLDERS

Distributions on H Shares or ADSs

Subject to the discussion in “Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on distributions received on H Shares or ADSs, unless the distributions are effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires, attributable to a permanent establishment that you maintain in the United States).

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

Dispositions of H Shares or ADSs

Subject to the discussion in “Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on any gain recognized on a sale or other taxable disposition of H Shares or ADSs, unless (i) the gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires, attributable to a permanent establishment that you maintain in the United States), or (ii) you are an individual and are present in the United States for at least 183 days in the taxable year of the disposition, and certain other conditions are met.

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

Interest Rate Sensitivity

We are subject to risk resulting from fluctuations in interest rates. Our debts are fixed and variable rate bank and other loans, with original maturities ranging from 1 to 13 years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. We have no program of interest rate hedging activities and did not engage in any such activities in 2009 or 2008.

The following table provides information, by maturity date, regarding our interest rate sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of December 31, 2009 and 2008.

	As of December 31, 2009
	2010	2011	2012	2013	2014	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—
In RMB	1,660,400	100,000	—	200,000	—	1,960,400	1,960,853
Average interest rate(1)	3.10%	5.10%	—	5.18%	—	3.15%	—
Variable rate bank and other loans
In U.S. Dollars	6,039,998	—	—	—	—	6,039,998	6,039,998
Average interest rate (1)	0.96%	—	—	—	—	0.96%	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

	As of December 31, 2008
	2009	2010	2011	2012	2013	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—
In RMB	5,230,000	100,000	100,000	—	200,000	5,630,000	5,635,091
Average interest rate(1)	5.08%	6.80%	5.10%	—	5.27%	5.12%	—
Variable rate bank and other loans
In U.S. Dollars	4,093,204	—	—	—	—	4,093,204	4,093,204
Average interest rate (1)	5.26%	—	—	—	—	5.26%	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

Exchange Rate Sensitivity

We are also exposed to foreign currency exchange rate risk as a result of our foreign currency denominated short-term debt, long-term debt and, to a limited extent, cash and cash equivalents denominated in foreign currencies.

The following table provides information, by maturity date, regarding our foreign currency exchange rate sensitive financial instruments, which consist of cash and cash equivalents, short-term and long-term debt obligations as of December 31, 2009 and 2008.

	As of December 31, 2009
	2010	2011	2012	2013	2014	Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments
Cash and cash equivalents:
In Hong Kong Dollars	12,040	—	—	—	—	—	12,040	12,040
In U.S. Dollars	250	—	—	—	—	—	250	250
In Euro	—	—	—	—	—	—	—	—
In Japanese Yen	—	—	—	—	—	—	—	—
In Swiss Frank	840	—	—	—	—	—	840	840
Debt:
Fixed rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—		—	—
Variable rate bank and other loans in U.S. Dollars	6,039,998	—	—	—	—		6,039,998	6,039,998
Average interest rate (1)	0.96%	—	—	—	—		0.96%	—
Interest free bank and other loans in U.S. Dollars	7,375	2,458	—	—	—		9,833	9,298

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices

	As of December 31, 2008
	2009	2010	2011	2012	2013	Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments
Cash and cash equivalents:
In Hong Kong Dollars	11,912	—	—	—	—	—	11,912	11,912
In U.S. Dollars	318	—	—	—	—	—	318	318
In Euro	—	—	—	—	—	—	—	—
In Japanese Yen	—	—	—	—	—	—	—	—
In Swiss Frank	840	—	—	—	—	—	840	840
Other debtors
Forward contracts receivable	97,644	—	—	—	—	—	97,644	97,644
Debt:
Fixed rate bank and other loans in U.S. Dollars	—	—	—	—	—		—	—
Average interest rate	—	—	—	—	—		—	—
Variable rate bank and other loans in U.S. Dollars	4,093,204	—	—	—	—		4,093,204	4,093,204
Average interest rate (1)	5.26%	—	—	—	—		5.26%	—
Interest free bank and other loans in U.S. Dollars	4,921	2,460	2,461	—	—		9,842	8,884

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

In connection with our ADS program, a holder of our ADSs may have to pay, either directly or indirectly, certain fees and charges, as described in Item 12.D.3. In addition, we receive fees and other direct and indirect payments from Bank of New York that are related to our ADS as described in Item 12.D.4.

12D.3 Fees and Charges that a holder of our ADSs May Have to Pay

The Bank of New York collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Bank of New York also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Bank of New York may collect its annual fee for depositary services by deductions from cash distributions.

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the Bank of New York to ADS registered holders

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the Bank of New York	Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement); Converting foreign currency to U.S. dollars

Taxes and other governmental charges the Bank of New York or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by Bank of New York or its agents for servicing the deposited securities	As necessary

12D.4 Fees and Other Payments Made by the Bank of New York

From January 1, 2009 through March 31, 2010, a total of US$103,149.09 was paid by Bank of New York on our behalf for our ADSs program. Specifically, the following fees were paid on our behalf: US$$52,228.67 for continuing annual stock exchange listing fees, US$39,943.92 for standard out-of-pocket maintenance costs for the ADSs program (primarily consisting of expenses related to our Annual General Meeting), and US$10,976.50 for investor relations services from third party vendors.

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

We maintain a written policy adopted by our board of directors that governs the collection, coordination and disclosure of information to our shareholders, the public and to governmental and other regulatory bodies. All such disclosures are coordinated by the Secretary and subject to execution by either the Chairman of the Board or, for disclosures by our Supervisory Board, the Chairman of the Supervisory Board. Under the policy, all material issues must be disclosed and our disclosures must be true, accurate, complete and timely without any false or misleading statements. Each of our departments and subsidiaries has their own supplemental policies which may be both written and unwritten.

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

Our management assessed the effectiveness of our internal control over financial reporting based upon the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2009. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009 based on these criteria.

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

C. Report of Independent Registered Public Accounting Firm.

The Board of Directors and Shareholders of

Sinopec Shanghai Petrochemical Company Limited:

We have audited Sinopec Shanghai Petrochemical Company Limited’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sinopec Shanghai Petrochemical Company Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Sinopec Shanghai Petrochemical Company Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sinopec Shanghai Petrochemical Company Limited and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated March 26, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG

Hong Kong, China

March 26, 2010

D. Changes in internal control over financial reporting.

For the year ended December 31, 2009, there have been no significant changes to our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the fees charged by KPMG, our principal accountant, for certain services rendered to us during 2008 and 2009.

	For the year ended December 31,
	(in thousands of RMB)
	2008	2009
Audit fees (1)	8,310	8,787
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All other fees (4)	—	—

Total	8,310	8,787

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services rendered by our principal auditors for the audit of our financial information.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by the our principal accountant, other than the services reported under audit fees, audit-related fees and tax fees.

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

See pages F-1 to F-69.

Separate financial statements and notes thereto for Shanghai Secco Petrochemical Co., Ltd. are being filed pursuant to Rule 3-09 of Regulation S-X. See pages F-70 to F-114.

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

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: June 10, 2010	/S/ RONG GUANGDAO
Rong Guangdao, Chairman

Sinopec Shanghai Petrochemical Company Limited

Index

Years Ended December 31, 2007, 2008 and 2009

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Sinopec Shanghai Petrochemical Company Limited:

We have audited the accompanying consolidated balance sheets of Sinopec Shanghai Petrochemical Company Limited and subsidiaries (the “Group”) as of December 31, 2008 and 2009, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sinopec Shanghai Petrochemical Company Limited and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sinopec Shanghai Petrochemical Company Limited’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 26, 2010 expressed an unqualified opinion on the effectiveness of Sinopec Shanghai Petrochemical Company Limited’s internal control over financial reporting.

KPMG

Hong Kong, China
March 26, 2010

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2008 and 2009

(Amounts in thousands)

			December 31,
			2008	2009
	Note		Renminbi	Renminbi

Assets
Current assets:
Cash and cash equivalents			627,685	125,917
Inventories	15		4,492,215	6,883,834
Other investments	22		—	700,000
Amounts due from related parties	24,29		277,777	576,399
Trade debtors	16		89,086	120,145
Bills receivable			532,580	573,283
Deposits, other debtors and prepayments	17		484,475	81,847
Income tax recoverable			7,533	—

Total current assets			6,511,351	9,061,425

Non-current assets:
Property, plant and equipment	18		13,272,899	14,977,205
Investment property	19		492,690	479,247
Construction in progress	20		1,854,154	348,865
Lease prepayments and other assets			604,163	754,126
Interest in associates and jointly controlled entities	21		2,545,978	2,749,646
Other investments	22		289,657	—
Deferred tax assets	11	(b)	1,962,135	1,537,972

Total non-current assets			21,021,676	20,847,061

Total assets			27,533,027	29,908,486

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2008 and 2009

(Amounts in thousands)

Liabilities and Shareholders’ Equity
Current liabilities:
Loans and borrowings	23	9,372,725	7,774,673
Amounts due to related parties	24,29	1,752,647	3,487,645
Trade creditors		1,272,811	1,521,319
Bills payable		263,443	112,271
Other creditors		679,415	1,399,719
Income tax payable		1,679	9,298

Total current liabilities		13,342,720	14,304,925

Non-current liabilities:
Loans and borrowings	23	429,021	304,258

Total non-current liabilities		429,021	304,258

Total liabilities		13,771,741	14,609,183

Shareholders’ equity:
Share capital	25	7,200,000	7,200,000
Reserves	26	6,296,933	7,805,018

Total equity attributable to equity shareholders of the Company		13,496,933	15,005,018

Minority interests		264,353	294,285

Total equity		13,761,286	15,299,303

Total liabilities and shareholders’ equity		27,533,027	29,908,486

Approved and authorized for issue by the Board of Directors on March 26, 2010.

Rong Guangdao

Chairman and director

Ye Guohua

Chief Financial Officer

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Income

For the years ended December 31, 2007, 2008 and 2009

(Amounts in thousands, except per share data)

			Years ended December 31,
			2007		2008		2009
	Note		Renminbi		Renminbi		Renminbi

Sales				55,328,384		60,226,859		51,657,929
Less: Sales taxes and surcharges				(1,073,695)		(897,088)		(4,312,665)

Net sales				54,254,689		59,329,771		47,345,264
Other income	4			93,900		2,312,227		—
Cost of sales	5			(52,646,516)		(68,556,447)		(45,010,196)

Gross profit/(loss)				1,702,073		(6,914,449)		2,335,068

Selling and administrative expenses				(504,712)		(467,987)		(450,432)

				1,197,361		(7,382,436)		1,884,636

Other operating income	6			216,553		145,191		277,169
Other operating expenses	7			(521,258)		(580,019)		(138,329)

Income/ (loss) from operations				892,656		(7,817,264)		2,023,476

Financial income				82,280		227,533		19,405
Financial expenses				(260,206)		(557,971)		(340,554)

Net financing costs	9			(177,926)		(330,438)		(321,149)

Investment income	10			770,725		131,772		222,810

Share of profits of associates and jointly controlled entities				665,897		1,492		241,372

Earnings/(loss) before income tax				2,151,352		(8,014,438)		2,166,509

Income tax	11	(a)		(468,216)		1,812,711		(511,050)

Net income/(loss)				1,683,136		(6,201,727)		1,655,459

Attributable to:
Equity shareholders of the Company				1,634,080		(6,238,444)		1,590,988
Minority interests				49,056		36,717		64,471

Net income/(loss)				1,683,136		(6,201,727)		1,655,459

Earnings/(loss) per share	12

Basic			RMB	0.23	RMB	(0.87)	RMB	0.22

Diluted			RMB	0.23	RMB	(0.87)	RMB	0.22

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2007, 2008 and 2009

(Amounts in thousands, except per share data)

		Years ended December 31,
		2007	2008	2009
	Note	Renminbi	Renminbi	Renminbi

Net income/(loss)		1,683,136	(6,201,727)	1,655,459

Other comprehensive income/(loss) for the year (after tax and reclassification adjustments)

Available-for-sale securities: net movement in the fair value reserve	14	325,615	(264,661)	(82,903)

Total comprehensive income/(loss) for the year		2,008,751	(6,466,388)	1,572,556

Attributable to
Equity shareholders of the Company		1,959,695	(6,503,105)	1,508,085
Minority interests		49,056	36,717	64,471

Total comprehensive income/(loss) for the year		2,008,751	(6,466,388)	1,572,556

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Equity

For the years ended December 31, 2007, 2008 and 2009

(Amounts in thousands)

	Attributable to equity shareholders of the Company
	Note		Share capital RMB’000	Share premium RMB’000	Reserves RMB’000	Retained earnings RMB’000	Total RMB’000	Minority interests RMB’000	Total Equity RMB’000

Balance at January 1, 2007			7,200,000	2,420,841	4,488,232	4,867,270	18,976,343	336,013	19,312,356

Changes in equity for 2007:
Adjustment to statutory surplus reserve			—	—	(36,733)	36,733	—	—	—
Appropriation					192,434	(192,434)	—	—	—
Dividends approved in respect of previous year	13	(b)	—	—	—	(288,000)	(288,000)	—	(288,000)
Dividends paid by subsidiaries to minority shareholders			—	—	—	—	—	(81,078)	(81,078)
Total comprehensive income for the year			—	—	325,615	1,634,080	1,959,695	49,056	2,008,751

Balance at December 31, 2007			7,200,000	2,420,841	4,969,548	6,057,649	20,648,038	303,991	20,952,029

Balance at January 1, 2008			7,200,000	2,420,841	4,969,548	6,057,649	20,648,038	303,991	20,952,029

Changes in equity for 2008:
Dividends approved in respect of previous year	13	(b)	—	—	—	(648,000)	(648,000)	—	(648,000)
Dividends paid by subsidiaries to minority shareholders			—	—	—	—	—	(76,355)	(76,355)
Total comprehensive income for the year			—	—	(264,661)	(6,238,444)	(6,503,105)	36,717	(6,466,388)

Balance at December 31, 2008			7,200,000	2,420,841	4,704,887	(828,795)	13,496,933	264,353	13,761,286

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Equity

For the years ended December 31, 2007, 2008 and 2009

(Amounts in thousands)

	Attributable to equity shareholders of the Company
	Note	Share capital	Share premium	Reserves	Retained earnings	Total	Minority interests	Total Equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2009		7,200,000	2,420,841	4,704,887	(828,795)	13,496,933	264,353	13,761,286

Changes in equity for 2009:
Appropriation		—	—	35,358	(35,358)	—	—	—
Dividends paid by subsidiaries to minority shareholders		—	—	—	—	—	(34,539)	(34,539)
Total comprehensive income for the year		—	—	(82,903)	1,590,988	1,508,085	64,471	1,572,556

Balance at December 31, 2009		7,200,000	2,420,841	4,657,342	726,835	15,005,018	294,285	15,299,303

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2007, 2008 and 2009

(Amounts in thousands)

			Years ended December 31,
			2007	2008	2009
			Renminbi	Renminbi	Renminbi

Net cash generated from/(used in) operating activities	(a	)	1,441,998	(3,986,490)	3,346,890

Cash flows from investing activities:

Interest income received			46,421	59,472	19,405
Dividend income received			393,062	546,333	116,713
Proceeds from disposal of property, plant and equipment and other long-term assets			68,708	51,829	139,666
Proceeds from disposal of investments			1,114,701	153,997	506,144
Capital expenditure			(2,134,123)	(1,511,072)	(2,120,292)
Purchase of investments and interests in associates			—	(8,039)	(837,008)

Net cash used in investing activities			(511,231)	(707,480)	(2,175,372)

Cash flows from financing activities:

Proceeds from loans and borrowings			17,605,887	32,528,758	29,211,434
Proceeds from issuance of corporate bonds			—	—	1,000,000
Repayment of loans and borrowings			(16,166,938)	(27,377,610)	(31,849,620)
Redemption of corporate bonds			(2,000,000)	—	—
Dividends paid to equity shareholders of the Company			(288,000)	(645,551)	(559)
Dividends paid by subsidiaries to minority shareholders			(81,078)	(76,355)	(34,539)

Net cash (used in)/generated from financing activities			(930,129)	4,429,242	(1,673,284)

Net increase / (decrease) in cash and cash equivalents			638	(264,728)	(501,766)
Cash and cash equivalents at beginning of year			894,650	893,165	627,685
Effect of exchange rate fluctuations on cash held			(2,123)	(752)	(2)

Cash and cash equivalents at end of year			893,165	627,685	125,917

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to the Consolidated Statements of Cash Flows

For the years ended December 31, 2007, 2008 and 2009

(Amounts in thousands)

(a)	Reconciliation of earnings/(loss) before income tax to net cash generated from/(used in) operating activities

	Years ended December 31,
	2007	2008	2009
	Renminbi	Renminbi	Renminbi

Earnings/(loss) before income tax	2,151,352	(8,014,438)	2,166,509
Interest income	(46,421)	(59,472)	(19,405)
Income from unlisted investments	(122,709)	(9,721)	(72,215)
Share of profits of associates and jointly controlled entities	(665,897)	(1,492)	(241,372)
Gain on disposal of available-for-sale securities	(770,725)	(131,772)	(222,810)
Interest expense	260,206	557,971	313,989
Depreciation for property, plant and equipment	1,687,435	1,618,478	1,635,518
Depreciation for investment property	14,879	13,440	13,261
Impairment losses on property, plant and equipment	200,295	440,946	98,486
Amortization of lease prepayments	16,972	16,759	16,111
Impairment loss of goodwill	—	22,415	—
Write down of inventories	35,753	744,578	58,040
Unrealized exchange gain	(16,535)	(70,993)	(47)
Loss/(gain) on disposal of property, plant and equipment and other long-term assets, net	44,045	(13,166)	(107,988)
Increase in inventories	(1,070,346)	(38,944)	(2,449,659)
(Increase)/decrease in debtors, bills receivable and deposits	(387,688)	1,122,004	202,876
Increase/(decrease) in trade creditors, other creditors and bills payable	643,342	(786,918)	993,976
Increase in balances with related parties	485,161	1,159,222	1,362,376

Cash generated from/ (used in) operations	2,459,119	(3,431,103)	3,747,646

Interest paid	(342,574)	(578,605)	(356,652)
Income tax paid	(674,547)	(60,699)	(52,539)
Income tax refunded	—	83,917	8,435

Net cash generated from/ (used in) operations	1,441,998	(3,986,490)	3,346,890

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

The Company’s former controlling shareholder, China Petrochemical Corporation (“CPC”) completed its reorganization on February 25, 2000 in which its interests in the Company were transferred to its subsidiary, China Petroleum & Chemical Corporation (“Sinopec Corp”). In connection with the reorganization, CPC transferred the ownership of its 4,000,000,000 of the Company’s state owned legal shares, which represented 55.56 per cent of the issued share capital of the Company, to Sinopec Corp. On October 12, 2000, the Company changed its name to Sinopec Shanghai Petrochemical Company Limited.

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

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

1. ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PREPARATION (continued)

At December 31, 2009, the following list contains the particulars of subsidiaries, all of which are limited companies established and operating in the PRC, which principally affected the results and assets of the Group.

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

Note: Effective from August 31, 2009, Shanghai Petrochemical Enterprise Development Company Limited, a wholly owned subsidiary, merged into Shanghai Petrochemical Investment Development Company Limited. This merger had no financial impact on the Group’s consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

1. ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PREPARATION (continued)

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements are prepared on the historical cost basis except for available-for-sale equity securities and derivative financial instruments which are stated at fair value.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRS that have significant effect on the financial statements and major sources of estimation uncertainty are disclosed in note 31.

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

Minority interests represent the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated statements of income and the consolidated statements of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority’s interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group’s interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group’s interest is allocated all such profits until the minority’s share of losses previously absorbed by the Group has been recovered.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (continued)

(a)	Basis of consolidation (continued)

(ii)	Associates and jointly controlled entities

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group and other parties, where the contractual arrangement establishes that the Group and one or more of the other parties share joint control over the economic activity of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the associate’s or the jointly controlled entity’s net assets. The Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognized in the consolidated statements of income, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognized in the consolidated statements of comprehensive income.

When the Group’s share of losses exceeds its interest in the associate or the jointly controlled entity, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate or the jointly controlled entity.

Unrealized profits and losses resulting from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the investee, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in profit or loss.

(b)	Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate or a jointly controlled entity over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (continued)

(b)	Goodwill (continued)

Goodwill is stated at cost less any accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash-generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see note 2(u)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entities, and the investment as a whole is tested for impairment whenever there is objective evidence of impairment (see note 2(u)).

Any excess of the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate or a jointly controlled entity is recognized immediately in profit or loss.

(c)	Other investments

The Group’s policies for other investments, other than investments in associates and jointly controlled entities, are as follows:

Investments in available-for-sale financial assets are carried at fair value with any change in fair value recognized in other comprehensive income and accumulated separately in equity in the fair value reserve. When these investments are derecognized or impaired, the cumulative gain or loss is reclassified from equity to profit or loss. Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognized in the balance sheet at cost less impairment losses (see note 2(u)).

(d)	Property, plant and equipment

Property, plant and equipment are stated in the balance sheet at cost (see note 18) less accumulated depreciation and impairment losses (see note 2(u)).

The cost of self-constructed assets includes the cost of materials, direct labor, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs.

Gains or losses arising from the retirement or disposal of items of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the items and are recognized in profit or loss on the date of retirement or disposal.

Depreciation is calculated to write off the costs of property, plant and equipment over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values, as follows:

Buildings	15 to 40 years
Plant and machinery	10 to 20 years
Vehicles and other equipment	5 to 26 years

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (continued)

(d)	Property, plant and equipment (continued)

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value are reviewed annually.

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

Lease prepayments and other assets mainly represent prepayments for land use rights and catalysts used in production. The assets are carried at cost less accumulated amortization and impairment losses (see note 2(u)). Lease prepayments and other assets are written off on a straight-line basis over the respective periods of the rights and the estimated useful lives of the catalysts.

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

2. PRINCIPAL ACCOUNTING POLICIES (continued)

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

Derivative financial instruments are recognized initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement of derivative financial instruments to fair value is recognized in profit or loss.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (continued)

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

Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at rates quoted by the People’s Bank of China at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Renminbi at the closing foreign exchange rate ruling at the date of the transaction.

Foreign currency translation differences relating to funds borrowed to finance the construction of property, plant and equipment to the extent that they are regarded as an adjustment to interest costs are capitalized during the construction period. All other exchange gains and losses are dealt with in profit or loss.

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

Dividend income is recognized in profit or loss on the date the shareholder’s right to receive payments is established.

Gains or losses arising from the disposal of unlisted investments are determined as the difference between the net disposal proceeds and the carrying amount of the investment and are recognized in profit or loss on the date of disposal.

Rental income from investment property is recognized in profit or loss on a straight-line basis over the term of the lease.

(p)	Government grants

Government grants are recognized in the balance sheet initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as revenue in profit or loss on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in profit or loss over the useful life of the asset by way of reduced depreciation expense.

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

Repairs and maintenance expenses are charged to profit or loss as and when they are incurred.

(s)	Research and development costs

Research and development costs comprise all costs that are directly attributable to research and development activities or that can be allocated on a reasonable basis to such activities. Because of the nature of the Group’s research and development activities, no development costs satisfy the criteria for the recognition of such costs as an asset. Both research and development costs are therefore recognized as expense in the period in which they are incurred.

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

(u)	Impairment loss

(i)	Trade accounts receivable, bills and other receivables and investments in equity securities other than investments in associates and jointly controlled entities, that do not have a quoted market price in an active market are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognized.

The impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognized as an expense in the profit or loss. Impairment losses for trade accounts receivable, bills and other receivables are reversed through the profit or loss if in a subsequent period the amount of the impairment loss decreases. Impairment losses for investments in equity securities carried at cost are not reversed.

For investments in associates and jointly controlled entities recognized using the equity method (note 2(a)(ii)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with note 2(u)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with note 2(u)(ii).

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (continued)

(u)	Impairment loss (continued)

(ii)	Impairment of other long-lived assets is accounted for as follows:

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

The amount of the reduction is recognized as an expense in the profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

Management assesses at each balance sheet date whether there is any indication that an impairment loss recognized for an asset, except in the case of goodwill, in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognized in profit or loss. The reversal is reduced by the amount that would have been recognized as depreciation had the write-down or write-off not occurred. An impairment loss in respect of goodwill is not reversed.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (continued)

(v)	Dividends payable

Dividends are recognized as a liability in the period in which they are declared.

(w)	Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.

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

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against the assets which can be realized or utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

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

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s chief operating decision maker for the purposes of allocating resources to, and assessing the performance of the Group’s various lines of business.

F 24

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

3 CHANGES IN ACCOUNTING POLICIES

The IASB has issued one new IFRS, a number of amendments to IFRSs and new Interpretations that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s financial statements:

•	IFRS 8, Operating segments

•	IAS 1 (revised 2007), Presentation of financial statements

•	Improvements to IFRSs (2008)

•	Amendments to IAS 27, Consolidated and separate financial statements – cost of an investment in a subsidiary, jointly controlled entity or associate

•	Amendments to IFRS 7, Financial instruments: Disclosures – improving disclosures about financial instruments

•	IAS 23 (revised 2007), Borrowing costs

The “Improvements to IFRSs (2008)” comprise a number of minor and non-urgent amendments to several IFRSs which the IASB has issued as an omnibus batch of amendments. The amendments had no material impact on the Group’s financial statements.

IAS 23 (revised 2007) has had no material impact on the Group’s financial statements as the amendments were consistent with policies already adopted by the Group. In addition, the amendments to IFRS 7 do not contain any additional disclosure requirements specifically applicable to the Group’s financial statements. The impact of the remainder of these developments on the financial statements is as follows:

•

IFRS 8 requires segment disclosure to be based on the way that the Group’s chief operating decision maker manages the Group, with the amounts reported for each reportable segment being the measures reported to the Group’s chief operating decision maker for the purposes of assessing segment performance and making decisions about operating matters. The adoption of IFRS 8 has not resulted in any significant changes to the presentation of segment information since the identification and presentation of reportable segments in prior periods were consistent with IFRS 8.

•

As a result of the adoption of IAS 1 (revised 2007), details of changes in equity during the period arising from transactions with equity shareholders in their capacity as such have been presented separately from all other income and expenses in a revised consolidated statements of changes in equity. All other items of income and expense are presented in the consolidated statements of income, if they are recognized as part of profit or loss for the period, or otherwise in a new primary statement, the consolidated statements of comprehensive income. Corresponding amounts have been restated to conform to the new presentation. This change in presentation has no effect on reported profit or loss, total income and expense or net assets for any period presented.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

3 CHANGES IN ACCOUNTING POLICIES (continued)

•

The amendments to IAS 27 have removed the requirement that dividends arising from pre-acquisition profits should be recognized as a deduction in the carrying amount of the investment in the investee, rather than as income. As a result, as from January 1, 2009 all dividends receivable from associates and jointly controlled entities, whether arising from pre- or post-acquisition profits, will be recognized in the Company’s profit or loss and the carrying amount of the investment in the investee will not be reduced unless that carrying amount is assessed to be impaired as a result of the investee declaring the dividend. In such cases, in addition to recognizing dividend income in profit or loss, the Company would recognize an impairment loss. In accordance with the transitional provisions in the amendment, this new policy will be applied prospectively to any dividends receivable in the current or future periods and previous periods have not been restated.

In prior years, property, plant and equipment were carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluation was performed periodically to ensure that the carrying amount did not differ materially from that which would be determined using fair value at the previous balance sheet dates. Based on the revaluations performed in prior years, the carrying amount of property, plant and equipment did not differ materially from their fair value.

In 2009, property, plant and equipment are accounted for using the cost model, being the cost less any accumulated depreciation and impairment losses. This change is to align the Group’s accounting policy with industry peers to provide more relevant financial information to the users of the Group’s financial statements. This change has been applied retrospectively. This change in accounting policy had no effect on the financial condition as at December 31, 2007, 2008 and 2009, and the results of operation for the years then ended, therefore, no comparative balance sheet as at January 1, 2008 was presented.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

4. OTHER INCOME

The Group recognized grant income of RMB 2,312,227 (2007: RMB 93,900) during the year ended December 31, 2008. These grants were mainly for compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, and the measures taken by the Group to stabilize the supply in the PRC refined petroleum product market during the year ended December 31, 2008. There were no unfilled conditions and other contingencies attached to the receipts of these grants. During the year ended December 31, 2009, the Group did not receive such government grants.

5. COST OF SALES

Cost of sales represents:

	Years ended December 31,
	2007	2008	2009

Costs of raw materials
-crude oil	34,456,334	48,996,902	26,450,043
-other ancillary materials	10,022,551	9,978,791	7,724,881
Depreciation	1,681,874	1,616,596	1,632,086
Repairs and maintenance	1,023,794	988,393	1,044,863
Research and development	53,548	47,303	40,293
Employees’ pension costs
-municipal retirement scheme costs	197,191	199,135	185,445
-supplementary retirement scheme costs	55,048	54,862	46,974
Staff costs	1,209,035	1,160,658	1,204,098
Amortization of lease prepayments	16,972	16,759	16,111
Fuel and power	1,942,095	1,979,089	1,608,493
Others	1,988,074	3,517,959	5,056,909

	52,646,516	68,556,447	45,010,196

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

6. OTHER OPERATING INCOME

Other operating income represents:

	Years ended December 31,
	2007	2008	2009

Income from rendering of services	36,282	34,842	33,565
Gain on disposal of property, plant and equipment and other long-term assets	7,745	17,618	116,476
Rental income from investment property	40,021	48,869	31,233
Gain from disposal of unlisted investments	122,709	9,721	72,215
Others	9,796	34,141	23,680

	216,553	145,191	277,169

7. OTHER OPERATING EXPENSES

Other operating expenses represent:

	Years ended December 31,
	2007	2008	2009

Loss on disposal of property, plant and equipment	51,790	4,452	8,488
Employee reduction expenses (note 8)	208,013	89,844	12,518
Impairment loss on property, plant and equipment (note (i) and 18)	200,295	440,946	98,486
Impairment loss on goodwill	—	22,415	—
Donations	14,250	2,000	—
Others	46,910	20,362	18,837

	521,258	580,019	138,329

(i)	Impairment loss recognized on property, plant and equipment, were primarily related to impairment of certain synthetic fibres facilities of the synthetic fibres segment in the amount of RMB 75,140 for the year ended December 31, 2009 (2008: RMB 417,936; 2007: RMB 181,681). The carrying values of these facilities were written down to their recoverable amounts that were primarily based on the facilities’ fair values less costs to sell, determined by reference to the recent observable market prices for similar assets within the same industry . The primary factor resulting in the impairment losses on property, plant and equipment was due to the shut down of these facilities during the year caused by the adverse changes in the business environment.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

8. EMPLOYEE REDUCTION EXPENSES

In accordance with the Group’s voluntary employee reduction plan, the Group recognized employee reduction expenses of RMB 12,518 in respect of the voluntary resignation of approximately 238 employees (947 employees in 2008 and 2,622 employees in 2007) during the year ended December 31, 2009 (2008: RMB 89,844 2007: RMB 208,013).

9. NET FINANCING COSTS

Net financing costs represent:

	Years ended December 31,
	2007	2008	2009

Interest income	(46,421)	(59,472)	(19,405)
Net foreign exchange gain	(35,859)	(70,417)	—
Net gain in fair value change of derivative financial instruments	—	(97,644)	—

Financial income	(82,280)	(227,533)	(19,405)

Net foreign exchange loss	—	—	16,142
Net loss in fair value change of derivative financial instruments	—	—	10,423
Interest on loans and borrowings	329,643	585,142	358,474
Less: borrowing costs capitalized as construction in progress*	(69,437)	(27,171)	(44,485)

Financial expenses	260,206	557,971	340,554

Net financing costs	177,926	330,438	321,149

*	The borrowing costs during 2009 have been capitalized at a rate of 2.12%-5.04% per annum (2008: 5.10%-7.47%; 2007: 5.27%-7.47%) for construction in progress.

10. INVESTMENT INCOME

Investment income represents the gain on disposal of available-for-sale securities of RMB 222,810 during the year ended December 31, 2009 (2008: RMB 131,772; 2007: RMB 770,725).

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

11. INCOME TAX

(a)	Taxation in the consolidated statements of income represents:

	Years ended December 31,
	2007	2008	2009

Current tax
-Provision for income tax for the year	557,078	34,919	58,410
- Under-provision in respect of prior years	2,439	16,655	843
Deferred taxation	(91,301)	(1,864,285)	451,797

Total income tax expense/(benefit)	468,216	(1,812,711)	511,050

A reconciliation of the expected income tax expense/(benefit) calculated at the applicable tax rate with the actual income tax expense/(benefit) is as follows:

	Years ended December 31,
	2007	2008	2009

Earnings/(loss) before income tax	2,151,352	(8,014,438)	2,166,509

Expected PRC income tax expense/(benefit) at the statutory tax rate of 25%
(2008: 25%; 2007: 33%)	709,946	(2,003,610)	541,627

Tax effect of non-deductible expenses	47,056	29,348	5,932
Tax effect of non-taxable income	(32,201)	(1,276)	(472)
Under-provision in prior years	2,439	16,655	843
Effect of change in tax rate on deferred tax assets and liabilities	(23,083)	—	—
Tax effect of share of profits recognized under the equity method	(219,746)	(373)	(60,343)
Tax effect of unused tax losses not recognized	22,621	49,488	26,823
Tax effect of unrecognized deferred tax assets	—	97,057	18,755
Utilization of unrecognized deferred tax assets	—	—	(17,176)
Tax effect of differential tax rate on subsidiaries’ income	(38,816)	—	—
Others	—	—	(4,939)

Actual income tax expense/(benefit)	468,216	(1,812,711)	511,050

The Group did not carry out business overseas and therefore does not incur overseas income taxes.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

11. INCOME TAX (continued)

(b)	Deferred taxation:

(i)	Deferred tax assets and deferred tax liabilities are attributable to items detailed in the tables below:

	Assets		Liabilities		Net balance
	December 31,		December 31,		December 31,
	2008	2009	2008	2009	2008	2009

Current
Provisions	203,974	36,778	—	—	203,974	36,778
Forward exchange contracts	—	—	(24,411)	—	(24,411)	—
Non-current
Provisions for impairment losses	98,156	85,112	—	—	98,156	85,112
Land use rights	29,717	28,842	—	—	29,717	28,842
Capitalization of borrowing costs	—	—	(29,196)	(26,322)	(29,196)	(26,322)
Available-for-sale securities	—	—	(27,634)	—	(27,634)	—
Tax losses carry forward	1,701,453	1,401,978	—	—	1,701,453	1,401,978
Others	10,946	11,584	(870)	—	10,076	11,584

Deferred tax assets / (liabilities)	2,044,246	1,564,294	(82,111)	(26,322)	1,962,135	1,537,972

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

11. INCOME TAX (continued)

(b)	Deferred taxation (continued):

(ii)	Movements in deferred tax assets and liabilities are as follows:

	Balance at January 1, 2007	Recognized in consolidated statements of income	Recognized in reserve	Balance at December 31, 2007

Current
Provisions	12,141	27,934	—	40,075
Non-current
Provision for impairment losses	16,342	60,968	—	77,310
Land use rights	18,880	11,712	—	30,592
Capitalization of borrowing costs	(20,799)	(11,271)	—	(32,070)
Available-for-sale securities	(3,873)	—	(111,982)	(115,855)
Others	7,619	1,958	—	9,577

Net deferred tax assets	30,310	91,301	(111,982)	9,629

	Balance at January 1, 2008	Recognized in consolidated statements of income	Recognized in reserve	Balance at December 31, 2008

Current
Provisions	40,075	163,899	—	203,974
Forward exchange contracts	—	(24,411)	—	(24,411)
Non-current
Provision for impairment losses	77,310	20,846	—	98,156
Land use rights	30,592	(875)	—	29,717
Capitalization of borrowing costs	(32,070)	2,874	—	(29,196)
Available-for-sale securities	(115,855)	—	88,221	(27,634)
Tax losses carry forward	—	1,701,453	—	1,701,453
Others	9,577	499	—	10,076

Net deferred tax assets	9,629	1,864,285	88,221	1,962,135

	Balance at January 1, 2009	Recognized in consolidated statements of income	Recognized in reserve	Balance at December 31, 2009

Current
Provisions	203,974	(167,196)	—	36,778
Forward exchange contracts	(24,411)	24,411	—	—
Non-current
Provision for impairment losses	98,156	(13,044)	—	85,112
Land use rights	29,717	(875)	—	28,842
Capitalization of borrowing costs	(29,196)	2,874	—	(26,322)
Available-for-sale securities	(27,634)	—	27,634	—
Tax losses carry forward	1,701,453	(299,475)	—	1,401,978
Others	10,076	1,508	—	11,584

Net deferred tax assets	1,962,135	(451,797)	27,634	1,537,972

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

11. INCOME TAX (continued)

(b)	Deferred taxation (continued):

(ii)	Movements in deferred tax assets and liabilities are as follows (continued):

The Group recognizes deferred tax assets only to the extent that it is probable that future taxable income will be available against which the assets can be utilized. Based on the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets will be utilized, management believes that it is probable the Group will realize the benefits of these temporary differences.

(iii)	Deferred tax assets not recognized:

As at December 31, 2009, a subsidiary of the Company did not recognize the deferred tax assets in respect of the impairment losses on property, plant and equipment amounting to RMB 432,579 (2008: RMB 357,560, 2007: RMB nil) and the tax value of losses carried forward for PRC income tax purpose amounting to RMB 417,688 (2008: RMB 310,396, 2007 RMB 112,444), because it was not probable that the related tax benefit will be realized. The deductible tax losses carried forward of RMB 14,539, RMB 29,357, RMB 68,548, RMB 197,952 and RMB 107,292 will expire in 2010, 2011, 2012, 2013 and 2014, respectively.

12. EARNINGS/(LOSS) PER SHARE

The calculation of basic earnings/(loss) per share is based on the profit attributable to equity shareholders of the Company of RMB 1,590,988 (2008: loss of RMB 6,238,444; 2007: profit of RMB1,634,080) and 7,200,000,000 (2008: 7,200,000,000; 2007: 7,200,000,000) shares in issue during the year.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

13. DIVIDENDS

(a)	Dividends attributable to the year:

	Years ended December 31,
	2007	2008	2009

Final dividend proposed after the balance sheet date of RMB 0.03 per share
(2008: RMB nil per share; 2007: RMB 0.09 per share)	648,000	—	216,000

Pursuant to a resolution passed at the directors’ meeting on March 26, 2010, a final dividend of RMB 0.03 per share totalling RMB 216,000 (2008: RMB nil, 2007: RMB 648,000) was proposed for shareholders’ approval at the Annual General Meeting to be held in June 2010. The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

(b)	Dividends attributable to the previous financial year, approved and paid during the year:

	Years ended December 31,
	2007	2008	2009

Final dividend in respect of the previous financial year, approved and paid during the year, of RMB nil per share
(2008: RMB 0.09 per share; 2007: RMB 0.04 per share)	288,000	648,000	—

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

14. OTHER COMPREHENSIVE INCOME / (LOSS)

(a)	Tax effects relating to each component of other comprehensive income

	2007
	Before-tax amount	Tax expense	Net-of tax amount
	RMB’000	RMB’000	RMB’000
Available-for-sale securities:
Net movement in fair value reserve	437,597	(111,982)	325,615

	2008
	Before-tax amount	Tax benefit	Net-of tax amount
	RMB’000	RMB’000	RMB’000
Available-for-sale securities:
Net movement in fair value reserve	(352,882)	88,221	(264,661)

	2009
	Before-tax amount	Tax benefit	Net-of tax amount
	RMB’000	RMB’000	RMB’000
Available-for-sale securities:
Net movement in fair value reserve	(110,537)	27,634	(82,903)

(b)	Reclassification adjustments relating to components of other comprehensive income

	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Available-for-sale securities:
Changes in fair value recognized during the year	1,208,322	(221,110)	112,273
Reclassification adjustments for amounts transferred to profit or loss
- gains on disposal	(770,725)	(131,772)	(222,810)
Income tax on other comprehensive income	(111,982)	88,221	27,634

Net movement in fair value reserve during the year recognized in other comprehensive income	325,615	(264,661)	(82,903)

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

15. INVENTORIES

Inventories in the balance sheet comprise:

	December 31,
	2008	2009

Raw materials	2,018,250	4,188,941
Work in progress	1,158,924	1,352,767
Finished goods	590,640	717,337
Spare parts and consumables	724,401	624,789

	4,492,215	6,883,834

At December 31, 2009, the Group had inventories carried at net realizable value with carrying amount of RMB 1,603,140 (2008: RMB 3,728,692).

Allowance for diminution in value of inventories is analyzed as follows:

At January 1, 2007	41,355
Provision for the year	35,753
Write-off	(3,316)

At December 31, 2007	73,792
Provision for the year	744,578
Write-off	—

At December 31, 2008	818,370
Provision for the year	58,040
Write-off	(716,602)

At December 31, 2009	159,808

16. TRADE DEBTORS

Trade debtors comprise:

	December 31,
	2008	2009

Trade debtors	107,697	132,779
Less: Impairment losses for bad and doubtful debts	(18,611)	(12,634)

	89,086	120,145

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

16. TRADE DEBTORS (continued)

The aging analysis of trade debtors (net of impairment losses for bad and doubtful debts) is as follows:

	2008	2009
Invoice date:

Within one year	88,952	120,111
Between one and two years	134	34

	89,086	120,145

Impairment losses for bad and doubtful debts are analyzed as follows:

At January 1, 2007	30,911
Provision for the year	3,687
Written-off	(10,007)

At December 31, 2007	24,591
Provision for the year	—
Written-off	(5,980)

At December 31, 2008	18,611
Provision for the year	—
Written-off	(5,977)

At December 31, 2009	12,634

17. DEPOSITS, OTHER DEBTORS AND PREPAYMENTS

Deposits, other debtors and prepayments comprise:

	December 31,
	2008	2009

Purchase deposits	45,632	2,996
Forward contracts receivable	97,644	—
Sundry debtors	341,199	78,851

	484,475	81,847

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

18. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise:

	Buildings	Plant and Machinery	Vehicles and other equipment	Total
Cost:

At January 1, 2008	5,666,583	22,944,863	6,623,179	35,234,625
Additions	7,414	66,961	30,150	104,525
Transferred from construction in progress (note 20)	11,084	180,739	97,241	289,064
Disposals	(19,324)	(67,545)	(42,406)	(129,275)

At December 31, 2008	5,665,757	23,125,018	6,708,164	35,498,939

At January 1, 2009	5,665,757	23,125,018	6,708,164	35,498,939
Additions	69,270	61,973	74,446	205,689
Transferred from construction in progress (note 20)	55,347	3,003,956	204,116	3,263,419
Disposals	(34,518)	(479,524)	(76,359)	(590,401)

At December 31, 2009	5,755,856	25,711,423	6,910,367	38,377,646

Accumulated depreciation and impairment losses:

At January 1, 2008	3,281,443	12,819,860	4,156,085	20,257,388
Charge for the year	161,275	1,141,925	315,278	1,618,478
Impairment loss	3,281	403,748	33,917	440,946
Written back on disposals	(6,181)	(47,868)	(36,723)	(90,772)

At December 31, 2008	3,439,818	14,317,665	4,468,557	22,226,040

At January 1, 2009	3,439,818	14,317,665	4,468,557	22,226,040
Charge for the year	175,598	1,154,494	305,426	1,635,518
Impairment loss	51,480	25,269	21,737	98,486
Written back on disposals	(26,751)	(461,994)	(70,858)	(559,603)

At December 31, 2009	3,640,145	15,035,434	4,724,862	23,400,441

Net book value:

At December 31, 2009	2,115,711	10,675,989	2,185,505	14,977,205

At December 31, 2008	2,225,939	8,807,353	2,239,607	13,272,899

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

18. PROPERTY, PLANT AND EQUIPMENT (continued)

All of the Group’s buildings are located in the PRC (including Hong Kong).

Buildings in Hong Kong with a net book value of RMB 30,573 (2008: RMB 31,759) were held under medium-term leases.

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

19. INVESTMENT PROPERTY

	2008	2009
Cost:
At January 1	554,233	546,838
Disposals	(7,395)	(208)

At December 31	546,838	546,630

Accumulated depreciation:
At January 1	41,440	54,148
Charge for the year	13,440	13,261
Written back on disposals	(732)	(26)

At December 31	54,148	67,383

Net book value:
At December 31	492,690	479,247

Investment property represents certain floors of an office building leased under operating leases.

The fair value of the investment property of the Group as at December 31, 2009 was estimated by the directors to be approximately RMB 808,751 by reference to market values of like properties in the relevant regions (2008: RMB 729,739). The investment property has not been valued by an external independent valuer.

Rental income of RMB 31,233 was received by the Group during the year ended December 31, 2009 (2008: RMB 48,869).

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

20. CONSTRUCTION IN PROGRESS

	2008	2009
At January 1	962,313	1,854,154
Additions	1,180,905	1,758,130
Transferred to property, plant and equipment (note 18)	(289,064)	(3,263,419)

At December 31	1,854,154	348,865

21. INTEREST IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

	December 31,
	2008	2009
Interest in associates	2,431,973	2,640,631
Interest in jointly controlled entities	114,005	109,015

	2,545,978	2,749,646

The above amount represents the share of net assets of the Company’s interest in its associates and jointly controlled entities.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

21. INTEREST IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES (continued)

The particulars of these significant associates and jointly controlled entities, which are limited companies established and operating in the PRC, which principally affected the results or assets of the Group at December 31, 2009 are as follows:

Company	Registered Capital		Percentage of equity held by the Company	Percentage of equity held by subsidiaries	Principal activities
			%	%

Shanghai Chemical Industry Park Development Company Limited	RMB	2,372,439	38.26	—	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC

Shanghai Secco Petrochemical Company Limited	US$	901,441	20	—	Manufacturing and distribution of chemical products

Shanghai Jinpu Plastics Packaging Material Company Limited	US$	20,204	—	50	Production of polypropylene film

Shanghai Jinsen Hydrocarbon Resins Company Limited	US$	23,395	—	40	Production of resins products

Shanghai Yamatake Automation Company Limited	US$	3,000	—	40	Service and maintenance of building automation systems and products

BOC-SPC Gases Company Limited	US$	32,000	50	—	Production and sales of industrial gases

Summary financial information on associates:

	Assets	Liabilities	Equity	Revenues	Profit/(Loss)

2009
100 per cent	25,558,995	(13,671,420)	11,887,575	17,881,950	922,218
Group’s effective interest	6,162,828	(3,522,197)	2,640,631	3,850,409	218,862

2008
100 per cent	25,240,902	(14,233,529)	11,007,373	25,015,211	(324,948)
Group’s effective interest	6,090,701	(3,658,728)	2,431,973	5,406,041	(30,232)

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

22. OTHER INVESTMENTS

Other investments comprise:

	December 31,
	2008	2009

Non-current investments
Available-for-sale equity securities	123,918	—
Other unlisted investments	202,939	—

	326,857	—

Less: provision for impairment losses	(37,200)	—

	289,657	—

Current investments
Available-for-sale financial assets	—	700,000

Provision for impairment losses is analyzed as follows:

	2007	2008	2009

At January 1	38,838	37,200	37,200
Written back on disposals	(1,638)	—	(37,200)

At December 31	37,200	37,200	—

Available-for-sale financial assets, with a carrying amount of RMB 700,000 at December 31, 2009 (2008: nil), which approximates the cost, represents an investment fund purchased from a PRC state-owned bank. The fund mainly invests in debt and equity securities in the PRC.

The Group’s exposure to credit and interest rate risks related to other investments is disclosed in note 32.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

23. LOANS AND BORROWINGS

Short-term debts consist of:

	December 31,
	2008	2009

Short-term bank loans	8,428,204	6,460,398
Current portion of long-term bank loans	514,521	74,275
Current portion of long-term loans from a related party	20,000	—
Corporate bonds (note a)	—	1,000,000
Loans from a related party	410,000	240,000

	9,372,725	7,774,673

The Group’s short-term debts are used primarily to finance working capital needs. At December 31, 2009, no loans and borrowings were secured by the way of pledge of property, plant and equipment (2008: nil). The Group’s weighted average short-term interest rates were 5.80% and 3.32% at December 31, 2008 and 2009, respectively.

Note a:

The Company issued RMB 1 billion 330-day unsecured corporate bonds to corporate investors in the PRC inter-bank debenture market on April 3, 2009. The bonds were issued at 100% of face value, with an effective yield of 2.05% per annum, and mature on March 3, 2010.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

23. LOANS AND BORROWINGS (continued)

The Group’s long-term debts, which are for the addition of plant and equipment and working capital purposes, consist of:

	Interest rate at December 31, 2009	Interest type	December 31,
			2008	2009
Arranged by the Company:

Renminbi denominated:
Due in 2009	—	—	450,000	—
Due in 2011	5.10%	Fixed	100,000	100,000
Due in 2013	5.18%	Fixed	200,000	200,000

Arranged by subsidiaries:

U.S. Dollar denominated:
Payable due in 2011	Interest free	—	9,842	9,833

Renminbi denominated:
Payable due in 2009	—	—	35,000	—
Payable due in 2010	—	—	100,000	—
Payable due in 2010	Interest free	—	61,500	61,500
Payable due in 2011	Interest free	—	7,200	7,200

Total long-term debt outstanding			963,542	378,533

Less: Amounts due within one year			(534,521)	(74,275)

Amounts due after one year			429,021	304,258

The aggregate maturities of long-term debt subsequent to December 31, 2009 are as follows:

2010	74,275
2011	104,258
2013	200,000

378,533

Included in short-term and long-term debts are the following amounts denominated in currencies other than the functional currency of the entity to which they relate:

	December 31,
	2008		2009

United States Dollars	USD	600,314	USD	886,007

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

24 AMOUNTS DUE FROM / TO RELATED PARTIES

Amounts due from / to related parties are unsecured and interest free.

25. SHARE CAPITAL

Share capital represents:

	December 31,
	2008	2009

Registered, issued and paid up capital:
4,870,000,000 A shares of RMB 1.00 each	4,870,000	4,870,000
2,330,000,000 H shares of RMB 1.00 each	2,330,000	2,330,000

	7,200,000	7,200,000

All the A and H shares rank pari passu in all respects.

Capital management

Management optimises the structure of its capital, comprising equity and loans. In order to maintain or adjust the capital structure, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of debt-to-equity ratio, which is calculated by dividing loans and borrowings, by the total of equity attributable to equity shareholders of the Company, and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the operating and investment needs and the changes of market conditions, and to maintain the debt-to-equity ratio and the liability-to-asset ratio at a range considered reasonable by management. As at December 31, 2009, the debt-to-equity ratio and the liability-to-asset ratio of the Group were 53.84% (2008: 72.62%) and 48.85% (2008: 50.02%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in notes 23 and 27, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

26. RESERVES

Movements on reserves comprise:

	2008	2009

Share premium (note a)
Balance at January 1 and December 31	2,420,841	2,420,841

Statutory surplus reserve (note b)
Balance at January 1	3,485,894	3,485,894
Appropriation(note b)	—	35,358

Balance at December 31 (note b)	3,485,894	3,521,252

Capital reserve (note c)
Balance at January 1 and December 31	4,180	4,180

Discretionary surplus reserve (note d)
Balance at January 1 and December 31	1,280,514	1,280,514

Excess over share capital (note e)
Balance at January 1 and December 31	(148,604)	(148,604)

Fair value reserve (note f)
Balance at January 1	347,564	82,903
Other comprehensive income for the year	(264,661)	(82,903)

Balance at December 31	82,903	—

Retained earnings/ (accumulated losses) (note g)
Balance at January 1	6,057,649	(828,795)
(Loss)/ profit for the year attributable to the equity shareholders of the Company	(6,238,444)	1,590,988
Dividend approved in respect of previous years	(648,000)	—
Appropriation	—	(35,358)

Balance at December 31	(828,795)	726,835

	6,296,933	7,805,018

Note a

The application of the share premium account is governed by Sections 178 and 179 of the PRC Company Law.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

26. RESERVES (continued)

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

Note d

The transfer to this reserve from the retained profits is subject to the approval by shareholders at general meetings. Its usage is similar to that of statutory surplus reserve.

Note e

Effective from January 1, 2002, land use rights which are included in lease prepayments are carried at historical cost. Accordingly, the surplus on the revaluation of land use rights is reversed to shareholders’ equity. Under China Accounting Standards for Business Enterprises, land use rights are carried at revalued amounts.

Note f

The fair value reserve comprises the unrealized gain or loss of available-for-sale securities, net of deferred tax, held at the balance sheet date.

Note g

According to the Company’s Articles of Association, the reserve available for distribution is the lower of the amount determined under China Accounting Standards for Business Enterprises and the amount determined under IFRS. A dividend of RMB 216,000 (2008: RMB nil) in respect of the financial year 2009 was declared after the balance sheet date.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

27. COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

The Group had capital commitments outstanding at December 31, 2009 not provided for in the financial statements as follows:

	December 31,
	2008	2009

Property, plant and equipment

Contracted but not provided for	90,987	35,745
Authorized by the Board but not contracted for	2,450,250	7,754,320

	2,541,237	7,790,065

(b)	Contingent liabilities

(i)	Financial guarantees issued

At December 31, 2009, the Group was contingently liable with respect to guarantees issued to banks in favor of associates and joint ventures of RMB nil (2008: RMB 25,747).

Guarantees issued to banks in favor of associates and joint ventures are given to the extent of the Company’s respective interest in these entities. Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognize any such losses under guarantees when those losses are estimable. At December 31, 2008 and 2009, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Group’s obligation under the guarantee arrangements.

(ii)	Income tax differences

With respect to uncertainties about enterprise income tax differences arising from 2006 and before as originated from a tax circular (Circular No.664) issued by the State Administrative of Taxation in June 2007, the Company has been informed by the relevant tax authority to settle the enterprise income tax (“EIT”) for the years prior to 2007 at a rate of 33 percent. To date, the Company has not been requested to pay additional EIT in respect of any years prior to 2007. There is no further development of this matter during the year ended December 31, 2009. No provision has been made in the financial statements for this uncertainty for tax years prior to 2007 because management believes it cannot reliably estimate the amount of the obligation, if any, that might exist.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

28. RETIREMENT SCHEMES

As stipulated by the regulations of the PRC, the Group participates in a defined contribution retirement plan organized by the Shanghai Municipal Government for its employees. The Group is required to make contributions to the retirement plan at a rate of 22% of the salaries, bonuses and certain allowances of its employees in 2009 (2008: 22%). A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his retirement date. The Group has no other material obligation for the payment of pension benefits associated with this plan beyond the annual contributions described above.

Pursuant to a document “Lao Bu Fa (1995) No.464” dated December 29, 1995 issued by the Ministry of Labor of the PRC, the Group has set up a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Group for five years or more may participate in this plan. The Group and participating employees make defined contributions to their pension saving accounts according to the plan. The assets of this plan are held separately from those of the Group in an independent fund administered by a committee consisting of representatives from the employees and the Group. For the year ended December 31, 2009, the Group’s contribution to this plan amounted to RMB 49,513 (2008: RMB54,862; 2007: RMB 55,048).

29. RELATED PARTY TRANSACTIONS

(a)	Most of the transactions undertaken by the Group during the year ended December 31, 2009 have been affected on such terms as determined by China Petroleum & Chemical Corporation, the immediate parent company, and relevant PRC authorities.

Sinopec Corp negotiates and agrees the terms of crude oil supply with suppliers on a Group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. During the year ended December 31, 2009, the value of crude oil purchased in accordance with Sinopec Corp’s allocation is as follows:

	Years ended December 31,
	2007	2008	2009

Purchases of crude oil	33,588,285	37,790,324	20,332,851

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

29. RELATED PARTY TRANSACTIONS (continued)

(b)	Other transactions between the Group and China Petrochemical Corporation, the ultimate parent company and its fellow subsidiaries, Sinopec Corp and its fellow subsidiaries, associates and jointly controlled entities during the year ended December 31, 2009 were as follows:

	Years ended December 31,
	2007	2008	2009

Sales of goods and service fee income	22,907,085	29,908,286	27,165,623
Purchases other than crude oil	5,400,022	5,853,079	4,463,169
Insurance premiums paid	106,000	93,587	88,408
Interest received and receivable	908	649	532
Loans borrowed	1,475,300	543,000	2,353,000
Loans repayment	40,000	1,488,300	2,643,000
Interest paid and payable	9,813	26,682	26,423
Construction and installation fees	206,256	114,878	165,204
Gains from disposal of investments	25,822	—	—
Sales commissions	194,645	146,137	116,441
Financial guarantees issued (note 27(b))	—	25,747	—
Rental income	13,216	19,009	20,213

The relevant amounts due from/to China Petrochemical Corporation and its fellow subsidiaries, Sinopec Corp and its fellow subsidiaries, associates and jointly controlled entities are summarized as follows:

	December 31,
	2008	2009

Amounts due from related parties
- Trade accounts receivable	277,777	576,399

Amounts due to related parties
- Trade accounts payable	1,752,647	3,487,645

(c)	Cash deposits with a related party - a subsidiary of the ultimate parent company

	December 31,
	2008	2009

Cash deposits, maturing within 3 months	23,318	957

(d)	Loans with a related party - a subsidiary of the ultimate parent company

	December 31,
	2008	2009

Short-term loans	410,000	240,000
Long-term loans	120,000	—

	530,000	240,000

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

29. RELATED PARTY TRANSACTIONS (continued)

(e)	Key management personnel compensation and post-employment benefit plans

	Years ended December 31,
	2007	2008	2009

Short-term employee benefits	5,301	5,008	6,019
Post-employment benefits	89	95	102

	5,390	5,103	6,121

Post-employment benefits are included in “contributions to defined contribution retirement plans” as disclosed in note 29(f).

(f)	Contributions to defined contribution retirement plans

The Group participates in defined contribution retirement plans organized by municipal governments for its staff. The contributions to defined contribution retirement plans are as follows:

	Years ended December 31,
	2007	2008	2009

Municipal retirement scheme costs	197,191	199,135	192,791
Supplementary retirement scheme costs (note 28)	55,048	54,862	49,513

At December 31, 2007, 2008 and 2009, there was no material outstanding contribution to the above defined contribution retirement plans.

(g)	Transactions with other state-owned entities in the PRC

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

Having considered the transactions potentially affected by related party relationships, the entity’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationship on the financial statements, the directors are of the opinion that the following transactions require disclosure of the related amounts.

(i)	Transactions with other state-controlled energy and chemical companies

The Group’s major domestic suppliers of crude oil are China National Offshore Oil Corporation and its subsidiaries and Sinochem International Corporation and its subsidiaries, which are state-controlled entities.

During the years ended December 31, 2007, 2008 and 2009, the aggregate amount of crude oil purchased by the Group from the above state-controlled energy and chemical companies are as follows:

	Years ended December 31,
	2007	2008	2009

Purchases of crude oil	1,126,222	11,460,909	7,643,780

The amounts due to the above state-controlled energy and chemical companies are RMB nil as at December 31, 2009 (December 31, 2008 and 2007: nil).

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

The Group deposits its cash with several state-controlled banks in the PRC. The Group also obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the People’s Bank of China. The Group’s interest income from and interest expense to these state-controlled banks in the PRC are as follows:

	2007	2008	2009

Interest income	45,992	59,249	18,873
Interest expense	231,707	531,289	272,248

During the year ended December 31, 2009, the Group did not enter into any forward exchange contracts with state-controlled banks (2008: USD460,224; 2007: nil).

The amounts of cash deposited at and loans from state-controlled banks in the PRC are summarized as follows:

	2008	2009

Cash and cash equivalents at state-controlled banks in the PRC	604,367	124,960

Short-term loans and current portion of long-term loans	8,893,204	6,460,398
Long-term loans excluding current portion of long-term loans	300,000	300,000

Total loans from state-controlled banks in the PRC	9,193,204	6,760,398

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

30. SEGMENT REPORTING

Segment information is presented in respect of the Group’s business segments. The format is based on the Group’s management and internal reporting structure. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following four reportable segments. No operating segments have been aggregated to form the following reportable segments.

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

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

30. SEGMENT REPORTING (continued)

(e)	All other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include sales of consumer products, services and a variety of other commercial activities, which are not allocated to the above four operating segments.

(a)	Segment results, assets and liabilities

In accordance with IFRS 8, segment information disclosed in the annual financial statements has been prepared in a manner consistent with the information used by the Group’s chief operating decision maker for the purposes of assessing segment performance and allocating resources of the segments. In this regard, the Group’s chief operating decision maker monitors the results, assets and liabilities attributable to each reportable segment on the following bases:

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise income-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

30. SEGMENT REPORTING (continued)

(b)	Reportable information on the Group’s operating segments is as follows:

Sales and other income

	Years ended December 31,
	2007	2008	2009

Manufactured Products
Synthetic Fibres
External sales	4,342,215	3,670,362	2,860,851
Intersegment sales	85	73	57

Total	4,342,300	3,670,435	2,860,908

Resins and Plastics
External sales	15,927,089	14,880,659	12,407,738
Intersegment sales	75,183	53,065	44,245

Total	16,002,272	14,933,724	12,451,983

Intermediate Petrochemicals
External sales (note a)	9,406,507	10,296,256	8,511,347
Intersegment sales	16,966,433	17,801,810	12,165,836

Total	26,372,940	28,098,066	20,677,183

Petroleum Products
External sales (note a)	21,997,362	28,372,037	22,936,392
Intersegment sales	1,336,695	2,153,355	1,762,391
Other income	93,900	2,312,227	—

Total	23,427,957	32,837,619	24,698,783

All others
External sales (note a)	3,655,211	3,007,545	4,941,601
Intersegment sales	3,402,717	2,720,112	2,589,206

Total	7,057,928	5,727,657	7,530,807

Elimination of intersegment sales	(21,781,113)	(22,728,415)	(16,561,735)

Consolidated sales and other income	55,422,284	62,539,086	51,657,929

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

30. SEGMENT REPORTING (continued)

Sales and other income (continued)

	Years ended December 31,
	2007	2008	2009
Segment profit/ (loss)

Synthetic Fibres	(82,083)	(1,651,458)	11,423
Resins and Plastics	656,475	(2,176,731)	844,325
Intermediate Petrochemicals	813,762	(42,654)	190,761
Petroleum Products	(644,234)	(3,945,873)	804,871
All others	148,736	(548)	172,096

	892,656	(7,817,264)	2,023,476

Net financing costs	(177,926)	(330,438)	(321,149)

Investment income	770,725	131,772	222,810

Share of profits of associates and jointly controlled entities	665,897	1,492	241,372

Earnings/ (loss) before income tax	2,151,352	(8,014,438)	2,166,509

Note (a): External sales include sales to Sinopec Corp Group companies as follows:

	Years ended December 31,
	2007	2008	2009

Sales to Sinopec Corp Group companies

Intermediate Petrochemicals	2,968,753	3,168,697	2,058,491
Petroleum Products	17,884,389	24,698,143	20,299,415
All others		—	3,233,839

Total	20,853,142	27,866,840	25,591,745

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

30. SEGMENT REPORTING (continued)

	December 31,
	2008	2009
Assets

Segment assets
Synthetic Fibres	1,714,136	1,497,295
Resins and Plastics	1,826,536	1,628,238
Intermediate Petrochemicals	6,152,669	6,973,974
Petroleum Products	9,391,724	12,034,731
All others	2,350,640	2,081,466

Total segment assets	21,435,705	24,215,704

Interest in associates and jointly controlled entities	2,545,978	2,749,646

Unallocated:
(including Cash and cash equivalents, Income tax recoverable, Other Investments, Deferred tax assets, Investment property and Other assets)	3,551,344	2,943,136

Consolidated assets	27,533,027	29,908,486

	December 31,
	2008	2009
Liabilities

Segment liabilities
Synthetic Fibres	244,937	238,911
Resins and Plastics	993,272	1,035,855
Intermediate Petrochemicals	687,040	710,695
Petroleum Products	1,842,894	4,123,220
All others	200,173	412,273

Total segment liabilities	3,968,316	6,520,954

Loans and borrowings
-current	9,372,725	7,774,673

Loans and borrowings
-non-current	429,021	304,258

Income tax payable	1,679	9,298

Consolidated liabilities	13,771,741	14,609,183

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

30. SEGMENT REPORTING (continued)

	Years ended December 31,
	2007	2008	2009
Depreciation and amortization

Synthetic Fibres	227,503	223,146	223,924
Resins and Plastics	351,273	350,563	350,669
Intermediate Petrochemicals	603,707	560,086	571,369
Petroleum Products	352,532	339,068	341,126
All others	169,392	162,374	164,541

Segment depreciation and amortization	1,704,407	1,635,237	1,651,629

Unallocated:	14,879	13,440	13,261

Consolidated depreciation and amortization	1,719,286	1,648,677	1,664,890

	Years ended December 31,
	2007	2008	2009
Impairment losses on long lived assets

Synthetic Fibres	180,681	440,351	75,140
Resins and plastics	—	23,010	—
All others	19,614	—	23,346

Consolidated impairment losses on long lived assets	200,295	463,361	98,486

	Years ended December 31,
	2007	2008	2009
Total capital expenditures for segment long-lived assets

Synthetic Fibres	130,392	73,653	98,668
Resins and Plastics	16,973	6,484	16,913
Intermediate Petrochemicals	773,720	1,175,451	1,324,081
Petroleum Products	1,098,320	58,374	397,482
All others	114,718	197,110	283,148

Capital expenditures for segment long-lived assets	2,134,123	1,511,072	2,120,292

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

31. ACCOUNTING JUDGEMENTS AND ESTIMATES

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

Depreciation

Property, plant and equipment, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The Group reviews the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

31. ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

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

Recognition of deferred tax assets

Deferred tax assets are recognized in respect of temporary deductible differences. Since deferred tax assets are only recognized to the extent that it is probable that future taxable profit will be available against the assets which can be realized or utilized, management’s judgment is required to assess the probability of future taxable profits. Management’s assessment is periodically reviewed and deferred tax assets are adjusted according to the probability of future taxable profits.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

32. FINANCIAL INSTRUMENTS

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

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. The majority of the Group’s trade debtors and amounts due from related parties relate to sales of petroleum and chemical products to third parties and related parties operating in the petroleum and chemical industries. Management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on trade debtors and related parties. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. The details of the Group’s credit policy and quantitative disclosures in respect of the Group’s exposure on credit risk for trade debtors are set out in Note 16.

The carrying amounts of other investments, trade debtors, bills receivable, other debtors, and amounts due from related parties, represent the Group’s maximum exposure to credit risk in relation to financial assets.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

32. FINANCIAL INSTRUMENTS (continued)

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

At December 31, 2009, the Group’s current liabilities exceeded its current assets by RMB 5,243,500 (December 31, 2008: RMB 6,831,369). In 2010, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and on its ability to obtain adequate external financing, including the issuance of short-term corporate bonds, to support its working capital and meet its debt obligation when they become due. At December 31 2009, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB 9,100,000 (2008: RMB 9,600,000) on an unsecured basis. At 31 December 2009, the Group’s outstanding borrowings under these facilities were RMB 4,458,044 (2008: RMB 6,933,385) and were included in short-term bank loans.

Management has carried out a detailed review of the cash flow forecast of the Group for the twelve months ending December 31, 2010. Based on such forecast, management believes that adequate sources of liquidity exist to fund the Group’s working capital and capital expenditure requirements, and meet its short term debt obligations as they become due. In preparing the cash flow forecast, management has considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned banking facilities which may impact the operations of the Group during the next twelve-month period. Management is of the opinion that the assumptions used in the cash flow forecast are reasonable.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

32. FINANCIAL INSTRUMENTS (continued)

Liquidity risk (continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	2009
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years
Loans and borrowings (current)	7,774,673	(7,884,195)	(7,884,195)	—	—
Loans and borrowings (non-current)	304,258	(355,936)	(15,471)	(119,729)	(220,736)
Trade creditors	1,521,319	(1,521,319)	(1,521,319)	—	—
Bills payable	112,271	(112,271)	(112,271)	—	—
Other creditors	1,399,719	(1,399,719)	(1,399,719)	—	—
Amounts due to related parties	3,487,645	(3,487,645)	(3,487,645)	—	—

	14,599,885	(14,761,085)	(14,420,620)	(119,729)	(220,736)

	2008
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years
Loans and borrowings (current)	9,372,725	(9,741,390)	(9,741,390)	—	—
Loans and borrowings (non-current)	429,021	(510,928)	(22,437)	(147,368)	(341,123)
Trade creditors	1,272,811	(1,272,811)	(1,272,811)	—	—
Bills payable	263,443	(263,443)	(263,443)	—	—
Other creditors	679,415	(679,415)	(679,415)	—	—
Amounts due to related parties	1,752,647	(1,752,647)	(1,752,647)	—	—

	13,770,062	(14,220,634)	(13,732,143)	(147,368)	(341,123)

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

32. FINANCIAL INSTRUMENTS (continued)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a)	Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts denominated in US dollars. The Group entered into forward exchange contracts to manage such exposure during the year ended December 31, 2008. All of the forward exchange contracts have maturities of less than one year as at December 31, 2008. All of these contracts matured and settled in 2009.

The changes in the fair value of forward exchange contracts that economically hedge monetary liabilities in foreign currencies are recognized as finance costs in the consolidated statements of income. The net fair value of forward exchange contracts used by the Group as economic hedges of monetary liabilities in foreign currencies at December 31, 2009 was RMB nil (2008: RMB 97,644).

The following table details the Group’s exposure at the balance sheet date to currency risk mainly arising from loans and borrowings denominated in a currency other than the functional currency of the entity to which they relate.

	2008	2009
	USD’000	USD’000
Gross exposure arising from loans and borrowings	(600,314)	(886,007)
Notional amounts of forward exchange contracts	460,224	—

	(140,090)	(886,007)

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

32. FINANCIAL INSTRUMENTS (continued)

Market risk (continued)

(a)	Currency risk (continued)

A 5 percent strengthening of Renminbi against the USD at December 31, 2009 would have increased net profit for the year and retained earnings of the Group by approximately RMB 226,869 (2008: RMB 35,905; 2007: RMB 21,181). This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2008 and 2007.

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

(b)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term loans. Loans carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of loans and borrowings of the Group are disclosed in note 23.

As at December 31, 2009, it is estimated that a general increase / decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease / increase the Group’s net profit for the year and retained earnings by approximately RMB 43,444 (2008: RMB 42,341; 2007: RMB 12,146). This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s debts outstanding at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2008 and 2007.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

32. FINANCIAL INSTRUMENTS (continued)

Fair value

(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorized in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

•

Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

2009

	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
Assets
Available-for-sale financial assets	—	700,000	—	700,000

	—	700,000	—	700,000

During the year there were no significant transfers between instruments in Level 1 and Level 2.

(ii)	Fair values of financial instruments carried at other than fair value

The disclosures of the fair value estimates, methods and assumptions, set forth below for the Group’s financial instruments, are made to comply with the requirements of IFRS 7 and IAS 39 and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by management using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realize in a current market exchange. The use of different market assumptions and/ or estimation methodologies may have a material effect on the estimated fair value amounts.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

32. FINANCIAL INSTRUMENTS (continued)

Fair value (continued)

(ii)	Fair values of financial instruments carried at other than fair value (continued)

The fair value of long term loans is estimated by discounting future cash flows thereon using current market interest rates offered to the Group for loans with substantially the same characteristics and maturities ranging from 5.31% to 5.94% (2008: 5.31% to 5.94%). The following table presents the carrying amounts and fair values of the Group’s long term loans at December 31, 2008 and 2009.

	2008		2009
	Carrying amount	Fair value	Carrying amount	Fair value
Liabilities
Long-term loans	963,542	958,461	378,533	375,233

The fair value of available-for-sale equity securities, which amounted to RMB nil as at December 31, 2009 (2008: RMB 123,918) was based on quoted market price on a PRC stock exchange. The fair value of forward exchange contracts which amounted to RMB nil as at December 31, 2009 (2008: RMB 97,644) was based by discounting the contractual forward price and deducting the current spot rate. Unquoted equity investments are individually and in the aggregate not material to the Group’s financial condition or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

The fair values of all other financial instruments approximate their carrying amounts due to the short-term maturity of these instruments.

33.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2009

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2009 and which have not been adopted in these financial statements.

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

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

34. PARENT COMPANIES

The Directors consider the immediate parent company and the ultimate parent company at December 31, 2009 to be China Petroleum & Chemical Corporation and China Petrochemical Corporation, respectively, which are incorporated in the PRC. China Petroleum & Chemical Corporation produces financial statements available for public use.

35 COMPARATIVE FIGURES

As a result of the application of IAS 1 (revised 2007), Presentation of Financial Statements, certain comparative figures have been adjusted to conform to current year’s presentation and to provide comparative amounts in respect of items disclosed for the first time in 2009. Further details of these developments are disclosed in note 3.

Shanghai Secco Petrochemical Company Limited

Index

Years Ended December 31, 2007, 2008 (Unaudited) and 2009 (Unaudited)

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

Independent Auditors’ Report

The Board of Directors and Shareholders of

Shanghai Secco Petrochemical Company Limited:

We have audited the accompanying income statement, statement of changes in owners’ equity, and cash flow statement of Shanghai Secco Petrochemical Company Limited for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Shanghai Secco Petrochemical Company Limited for the year ended December 31, 2007, in conformity with the requirements of China Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China.

China Accounting Standards for Business Enterprises vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature of such differences is presented in Note 39 to the financial statements.

KPMG

Certified Public Accountants
Hong Kong, China
April 1, 2008

Shanghai Secco Petrochemical Company Limited

Balance sheets as of December 31, 2008 and 2009

(Expressed in Renminbi)

	Note	2008 RMB’000	2009 RMB’000
		(Unaudited)	(Unaudited)
Assets
Current assets
Cash at bank and on hand	6	1,748,561	1,377,004
Bills receivable	7	277,261	335,104
Accounts receivable	8	88,466	260,412
Prepayments	9	151,585	222,973
Other receivables	10	13,043	14,443
Inventories	11	1,003,329	1,454,558
Other current assets	12	28,192	233,093

Total current assets		3,310,437	3,897,587

Non-current assets
Fixed assets	13	11,633,383	12,201,994
Construction in progress	14	693,033	227,609
Intangible assets	15	1,265,174	1,191,101
Long-term deferred expenses	16	12,005	113,692
Deferred tax assets	17	32,242	25,289

Total non-current assets		13,635,837	13,759,685

Total assets		16,946,274	17,657,272

The notes on pages F-78 to F-114 form part of these financial statements.

Shanghai Secco Petrochemical Company Limited

Balance sheets as of December 31, 2008 and 2009—(Continued)

(Expressed in Renminbi)

	Note		2008 RMB’000	2009 RMB’000
			(Unaudited)	(Unaudited)
Liabilities and owners’ equity
Current liabilities
Short-term loans	19		102,519	143,392
Bills payable	20		3,258	270,000
Accounts payable			587,774	694,266
Advances from customers			124,841	243,417
Employee benefits payable	21		93,931	88,947
Taxes payable	5	(3)	74,650	57,716
Interest payable			11,434	8,022
Dividends payable			370,000	—
Other payables			19,535	113,103
Long-term loans due within one year	22		534,971	645,251

Total current liabilities			1,922,913	2,264,114

Non-current liabilities
Long-term loans	23		7,972,311	7,644,732
Special payables			2,482	4,952

Total non-current liabilities			7,974,793	7,649,684

Total liabilities			9,897,706	9,913,798

Owners’ equity
Paid-in capital	24		7,443,585	7,443,585
Capital reserve	25		(509)	(509)
Surplus reserve	26		98,580	98,580
(Accumulated losses) / Retained earnings			(493,088)	201,818

Total owners’ equity			7,048,568	7,743,474

Total liabilities and owners’ equity			16,946,274	17,657,272

The notes on pages F-78 to F-114 form part of these financial statements.

Shanghai Secco Petrochemical Company Limited

Income statements

for the years ended December 31, 2007, 2008 and 2009

(Expressed in Renminbi)

	Note	2007 RMB’000	2008 RMB’000	2009 RMB’000
			(Unaudited)	(Unaudited)
Operating income	28	24,218,596	22,851,386	16,438,094
Less: Operating costs	29	(20,357,771)	(22,314,753)	(14,545,186)
Business taxes and surcharges		(503)	(588)	(614)
Selling and distribution expenses		(321,285)	(330,461)	(297,266)
General and administrative expenses		(443,189)	(502,516)	(613,870)
Financial expenses	30	(238,032)	(157,523)	(314,814)
Impairment (loss) / reversal	31	(127)	(37,157)	26,360
Add: Investment income	32	39,238	24,043	—

Operating profit / (loss)		2,896,927	(467,569)	692,704

Add: Non-operating income		10,654	13,217	11,993
Less: Non-operating expenses		(1,194)	(948)	(2,838)
(Including: Loss on disposal of non-current assets)		(893)	(185)	(2,394)

Profit / (loss) before income tax		2,906,387	(455,300)	701,859

Less: Income tax benefit / (expense)	33	52,967	(38,361)	(6,953)

Net profit / (loss) for the year		2,959,354	(493,661)	694,906

Other comprehensive income for the year		—	—	—

Total comprehensive income/(loss) for the year		2,959,354	(493,661)	694,906

The notes on pages F-78 to F-114 form part of these financial statements.

Shanghai Secco Petrochemical Company Limited

Cash flow statements for the years ended December 31, 2007, 2008 and 2009

(Expressed in Renminbi)

	Note	2007 RMB’000	2008 RMB’000	2009 RMB’000
			(Unaudited)	(Unaudited)
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		27,458,031	27,919,030	19,086,794
Refund of taxes		230	118	29,838
Other cash received relating to operating activities		64,618	78,277	33,406

Sub-total of cash inflows		27,522,879	27,997,425	19,150,038

Cash paid for goods		(22,924,708)	(24,475,251)	(16,314,982)
Cash paid to and for employees		(218,791)	(247,360)	(252,670)
Cash paid for all types of taxes		(923,535)	(463,198)	(230,013)
Other cash paid relating to operating activities		(16,026)	(18,604)	(283,677)

Sub-total of cash outflows		(24,083,060)	(25,204,413)	(17,081,342)

Net cash inflow from operating activities	34	3,439,819	2,793,012	2,068,696

Cash flows from investing activities:
Cash received from disposal of investments		2,572,000	2,236,000	—
Cash received from return on investments		37,929	25,352	—
Net cash received from disposal of fixed assets		—	44	13

Sub-total of cash inflows		2,609,929	2,261,396	13

Cash paid for acquisition of fixed assets, construction in progress, intangible assets and other long-term assets		(311,201)	(638,212)	(1,556,700)
Cash paid for acquisition of investments		(2,572,000)	(782,000)	—

Sub-total of cash outflows		(2,883,201)	(1,420,212)	(1,556,700)

Net cash (outflow) /inflow from investing activities		(273,272)	841,184	(1,556,687)

The notes on pages F-78 to F-114 form part of these financial statements.

Shanghai Secco Petrochemical Company Limited

Cash flow statements for the years ended December 31, 2007, 2008 and 2009—(Continued)

(Expressed in Renminbi)

	Note	2007 RMB’000	2008 RMB’000	2009 RMB’000
			(Unaudited)	(Unaudited)
Cash flows from financing activities:
Cash received from borrowings		9,366,238	102,519	457,443

Sub-total of cash inflows		9,366,238	102,519	457,443

Cash repayments of borrowings		(10,056,238)	(531,541)	(630,456)
Cash paid for profits distribution or interest		(2,563,383)	(3,022,862)	(710,572)
Other cash paid relating to financing activities		(429)	—	—

Sub-total of cash outflows		(12,620,050)	(3,554,403)	(1,341,028)

Net cash outflow from financing activities		(3,253,812)	(3,451,884)	(883,585)

Effect of foreign exchange rate changes on cash		(1,157)	(148)	19

Net (decrease)/ increase in cash		(88,422)	182,164	(371,557)
Add: cash at the beginning of the year		1,654,819	1,566,397	1,748,561

Cash at the end of the year		1,566,397	1,748,561	1,377,004

The notes on pages F-78 to F-114 form part of these financial statements.

Shanghai Secco Petrochemical Company Limited

Statements of changes in owners’ equity

for the years ended December 31, 2007, 2008 and 2009

(Expressed in Renminbi)

	Note		Paid-in capital	Capital reserve	Surplus reserve	Retained earnings / (Accumulated losses)	Total
			RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2007			7,443,585	(509)	39,393	1,910,567	9,393,036

Changes in equity for the year

1. Net profit for the year			—	—	—	2,959,354	2,959,354

2. Other comprehensive income			—	—	—	—	—

Sub-total of 1&2			—	—	—	2,959,354	2,959,354

3. Distributions to owners	27	(2)	—	—	—	(1,910,567)	(1,910,567)

Balance at December 31, 2007			7,443,585	(509)	39,393	2,959,354	10,441,823

Balance at January 1, 2008 (Unaudited)			7,443,585	(509)	39,393	2,959,354	10,441,823

Changes in equity for the year

1. Net loss for the year (Unaudited)			—	—	—	(493,661)	(493,661)

2. Other comprehensive income (Unaudited)			—	—	—	—	—

Sub-total of 1&2			—	—	—	(493,661)	(493,661)

3. Appropriation of profits (Unaudited)
- Appropriation for surplus reserve	27	(1)	—	—	59,187	(59,187)	—
- Distributions to owners	27	(2)	—	—	—	(2,870,000)	(2,870,000)
- Appropriation for staff and workers’ bonus and welfare fund	27	(1)	—	—	—	(29,594)	(29,594)

Balance at December 31, 2008 (Unaudited)			7,443,585	(509)	98,580	(493,088)	7,048,568

Balance at January 1, 2009 (Unaudited)			7,443,585	(509)	98,580	(493,088)	7,048,568

Changes in equity for the year

1. Net profit for the year (Unaudited)			—	—	—	694,906	694,906

2. Other comprehensive income (Unaudited)			—	—	—	—	—

Sub-total of 1&2			—	—	—	694,906	694,906

Balance at December 31, 2009 (Unaudited)			7,443,585	(509)	98,580	201,818	7,743,474

The notes on pages F-78 to F-114 form part of these financial statements.

Shanghai Secco Petrochemical Company Limited

Notes to the financial statements

(Expressed in Renminbi)

1 COMPANY STATUS

Shanghai Secco Petrochemical Company Limited (“the Company”) is an equity joint venture established in Shanghai, the People’s Republic of China (PRC) by China Petroleum and Chemical Corporation (“Sinopec”), Sinopec Shanghai Petrochemical Co., Ltd. (“SPCL”) and BP Chemicals East China Investments Ltd. (“BPCECIL”) (registered in the United Kingdom). The Company obtained an approval certificate [Wai Jing Mao Zi Shen Zi (2001) No. 0099] from the Ministry of Commerce (formerly Ministry of Foreign Trade and Economic Co-operation) on September 13, 2001, and a business license (Qi He Hu Zong Zi No. 029541 (Shi ju)) on October 29, 2001 issued by the State Administration of Industry and Commerce of the PRC. The registered capital is USD 901,440,964.

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

The financial statements have been prepared in accordance with the requirements of “Accounting Standards for Business Enterprises—Basic Standard” and 38 Specific Standards issued by the Ministry of Finance (MOF) on February 15, 2006, and application guidance, bulletins and other relevant accounting regulations issued subsequently (collectively referred to as “Accounting Standards for Business Enterprises” or “CAS”). These financial statements present truly and completely the financial position, the results of operations and the cash flows of the Company.

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

Monetary items denominated in foreign currencies are translated to Renminbi at the spot exchange rates at the balance sheet date. The resulting exchange differences are recognized in profit or loss, except those arising from the principal and interest on foreign currency borrowings specifically for the purpose of acquisition, construction of qualifying assets (see Note 3(15)). Non-monetary items denominated in foreign currencies that are measured at historical cost are translated to Renminbi using the foreign exchange rate at the transaction date.

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

Any excess of the cost over the net realizable value of each class of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less the estimated costs to complete and the estimated expenses and related taxes necessary to make the sale.

Shanghai Secco Petrochemical Company Limited

Notes to the financial statements—(Continued)

(Expressed in Renminbi)

(4)	Fixed assets and construction in progress

Fixed assets represent the tangible assets held by the Company for use in the production of goods, supply of services or for operation and administrative purposes with useful lives over one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(9)(b)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(9)(b)).

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

Where the parts of an item of fixed asset have different useful lives or provide benefits to the Company in different pattern, thus necessitating use of different depreciation rates or methods, each part is recognized as a separate fixed asset.

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

Fixed assets are depreciated using the straight-line method over their estimated useful lives. The estimated useful lives, residual values and depreciation rates of each class of fixed assets are as follows:

	Useful life	Estimated residual value	Depreciation rate

Plant and buildings	10-40 years	3%	2.43%-9.70%
Machinery and equipment	10-28 years	3%	3.46%-9.70%
Office and other equipment	4-5 years	3%	19.40%-24.25%
Motor vehicles	8 years	3%	12.13%

Useful lives, residual values and depreciation methods are reviewed at least each year end.

Shanghai Secco Petrochemical Company Limited

Notes to the financial statements—(Continued)

(Expressed in Renminbi)

(5)	Operating lease charges

Rental payments under operating leases are recognized as costs or expenses on a straight-line basis over the lease term.

(6)	Intangible assets

Intangible assets are stated in the balance sheet at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses (see Note 3(9)(b)). For an intangible asset with finite useful life, its cost less residual value and impairment loss is amortized on the straight-line method over its estimated useful life. The respective amortization periods for such intangible assets are as follows:

Estimated useful lives

Land use right	47 years
Patent	10 years
Computer software	5 years

An intangible asset is regarded as having an indefinite useful life and is not amortized when there is no foreseeable limit to the period over which the asset is expected to generate economic benefits for the Company. At the balance sheet date, the Company does not have any intangible assets with indefinite useful lives.

(7)	Long-term deferred expenses

Long-term deferred expenses represent catalyst costs, which are amortized on a straight-line basis over their estimated useful lives.

(8)	Financial instruments

Financial instruments comprise cash at bank and on hand, receivables, payables, loans and borrowings, etc.

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

Shanghai Secco Petrochemical Company Limited

Notes to the financial statements—(Continued)

(Expressed in Renminbi)

Financial assets and financial liabilities are measured initially at fair value. Any attributable transaction costs are included in their initial costs. Subsequent to initial recognition financial assets and liabilities are measured as follows:

•	Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Subsequent to initial recognition, receivables are subsequently stated at amortized cost using the effective interest method.

•	Other financial liabilities

Financial liabilities other than the financial liabilities at fair value through profit or loss are classified as other financial liabilities.

Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

(b)	Derecognition of financial assets and financial liabilities

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

Where a transfer of a financial asset in its entirety meets the criteria of the derecognition, the difference between the two amounts below is recognized in profit or loss:

•	carrying amount of the financial asset transferred

•	the consideration received from the transfer.

The Company derecognizes a financial liability (or part of it) only when the underlying present obligation (or part of it) is discharged.

(9)	Impairment of financial assets and non-financial long-term assets

(a)	Impairment of financial assets

The carrying amounts of financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, impairment loss is provided.

•	Receivables

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

The assessment is made collectively where receivables share similar credit risk characteristics (including those having not been individually assessed as impaired), based on their historical loss experiences, and adjusted by the observable figures reflecting present economic conditions.

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

(b)	Impairment of non-financial long-term assets

The carrying amounts of the following assets are reviewed at each balance sheet date based on the internal and external sources of information to determine whether there is any indication of impairment:

•	fixed assets

•	construction in progress

•	intangible assets

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

If the result of the recoverable amount calculation indicates the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is recognized as an impairment loss and charged to profit or loss for the current period. A provision for impairment loss of the asset is recognized accordingly. For impairment losses related to an asset group or a set of asset groups, the carrying amount of the assets in the asset group or set of asset groups will be reduced on a pro rata basis. However, the carrying amount of an impaired asset will not be reduced below the highest of its individual fair value less costs to sell (if determinable), the present value of expected future cash flows (if determinable) and zero.

Once an impairment loss is recognized, it is not reversed in a subsequent period.

(10)	Employee benefits

Employee benefits are all forms of considerations given and other relevant expenditures incurred in exchange for services rendered by employees. Except for termination benefits, employee benefits are recognized as a liability in the period in which the associated services are rendered by employees, with a corresponding increase in cost of relevant assets or expenses in the current period.

(a)	Pension benefits

Pursuant to the relevant laws and regulations of the PRC, the Company has participated a basic pension insurance for the employees arranged by local Labour and Social Security Bureaus. The Company makes contributions to the pension insurance at the applicable rates based on the amounts stipulated by the government organization. The contributions are capitalized as part of the cost of assets or charged to profit or loss on an accrual basis. When employees retire, the local Labour and Social Security Bureaus are responsible for the payment of the basic pension benefits to the retired employees.

Shanghai Secco Petrochemical Company Limited

Notes to the financial statements—(Continued)

(Expressed in Renminbi)

(b)	Housing fund and other social insurances

Besides the pension benefits, pursuant to the relevant laws and regulations of the PRC, the Company has participated defined social security contribution plans for employees, such as a housing fund, basic medical insurance, unemployment insurance, injury insurance and maternity insurance. The Company makes contributions to the housing fund and other social insurances mentioned above at the applicable rate(s) based on the employees’ salaries each month. The contributions are capitalized as part of the cost of assets or charged to profit or loss on an accrual basis.

(c)	Termination benefits

When the Company terminates the employment relationship with employees before the employment contracts have expired, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognized in profit or loss when both of the following conditions have been satisfied:

•	The Company has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly

•	The Company is not allowed to withdraw from termination plan or redundancy offer unilaterally.

(11)	Income tax

Current tax and deferred tax are recognized in profit or loss.

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the year, and any adjustment to tax payable in respect of previous years.

Deferred tax assets arise from deductible temporary differences, being the differences between the carrying amounts of assets for financial reporting purposes and their tax bases, which include the deductible losses and tax credits carry forward to subsequent periods. Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilized.

At the balance sheet date, the amount of deferred tax recognized is measured based on the expected manner of recovery or settlement of the carrying amount of the assets, using tax rates that are expected to be applied in the period when the asset is recovered in accordance with tax laws.

Shanghai Secco Petrochemical Company Limited

Notes to the financial statements—(Continued)

(Expressed in Renminbi)

The carrying amount of a deferred tax asset is reviewed at each balance sheet date. The carrying amount of a deferred tax asset is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the benefit of the deferred tax asset to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

(12)	Provisions and contingent liabilities

A provision is recognized for an obligation related to a contingency if the Company has a present obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

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

Revenue is the gross inflow of economic benefit arising in the course of the Company’s ordinary activities when the inflows result in increase in equity, other than increases relating to contributions from owners. Revenue is recognized in profit or loss when it is probable that the economic benefits will flow to the Company, the revenue and costs can be measured reliably and the following respective conditions are met:

(a)	Sale of goods

Revenue from sale of goods is recognized when all of the general conditions stated above and following conditions are satisfied:

•	The significant risks and rewards of ownership of goods have been transferred to the buyer

•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold.

Revenue from the sale of goods is measured at the fair value of the considerations received or receivable under the sales contract or agreement.

Shanghai Secco Petrochemical Company Limited

Notes to the financial statements—(Continued)

(Expressed in Renminbi)

(b)	Rendering of services

Revenue from rendering of services is measured at the fair value of the considerations received or receivable under the contract or agreement.

At the balance sheet date, where the outcome of a transaction involving the rendering of services can be estimated reliably, revenue from the rendering of services is recognized in the income statement by reference to the stage of completion of the transaction based on the progress of work performed.

Where the outcome of rendering of services cannot be estimated reliably, if the costs incurred are expected to be recoverable, revenues are recognized to the extent that the costs incurred that are expected to be recoverable, and an equivalent amount is charged to profit or loss as service cost; if the costs incurred are not expected to be recoverable, the costs incurred are recognized in profit or loss and no service revenue is recognized.

(c)	Interest income

Interest income is recognized on a time proportion basis with reference to the principal outstanding and the applicable effective interest rate.

(14)	Government grants

Government grants are transfers of monetary assets or non-monetary assets from the government to the Company at no consideration except for the capital contribution from the government as an investor in the Company. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve” are dealt with as capital contributions, and not regarded as government grants.

A government grant is recognized when there is reasonable assurance that the grant will be received and that the Company will comply with the conditions attaching to the grant.

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

During the capitalization period, the amount of interest (including amortization of any discount or premium on borrowing) to be capitalized in each accounting period is determined as follows:

•

Where funds are borrowed specifically for the acquisition, construction of a qualifying asset, the amount of interest to be capitalized is the interest expense calculated using effective interest rates during the period less any interest income earned from depositing the borrowed funds before being used on the asset.

•

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

The effective interest rate is determined as the rate that exactly discounts estimated future cash flow through the expected life of the borrowing or, when appropriate, a shorter period to the initially recognized amount of the borrowings.

During the capitalization period, exchange differences related to the principal and interest on a specific-purpose borrowing denominated in foreign currency are capitalized as part of the cost of the qualifying asset. The exchange differences related to the principal and interest on foreign currency borrowings other than a specific-purpose borrowing are recognized as a financial expense in the period in which they are incurred.

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

Shanghai Secco Petrochemical Company Limited

Notes to the financial statements—(Continued)

(Expressed in Renminbi)

(16)	Dividends appropriated to owners

Dividends or distributions of profits proposed in the profit appropriation plan which will be authorised and declared after the balance sheet date, are not recognized as a liability at the balance sheet date but disclosed in the notes separately.

(17)	Related parties

If the Company has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control, joint control, or significant influence from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Enterprises with which the Company is under common control only from the State and that have no other related party relationships are not regarded as related parties of the Company. Related parties of the Company include, but are not limited to:

(a)	the Company’s parent

(b)	enterprises that are controlled by the Company’s parent

(c)	investors that have joint control or exercise significant influence over the Company

(d)	enterprises or individuals if a party has control, joint control or significant influence over both the enterprises or individuals and the Company

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

(18)	Significant accounting estimates and judgments

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

As described in Note 3(9)(a), receivables that are measured at amortized cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, impairment loss is provided. Objective evidence of impairment includes observable data that comes to the attention of the Company about loss events such as a significant decline in the estimated future cash flow of an individual debtor or the portfolio of debtors, and significant changes in the financial condition that have an adverse effect on the debtor. If there is an indication that there has been a change in the factors used to determine the provision for impairment, the impairment loss recognized in prior years is reversed.

(b)	Impairment of non-financial long-term assets

As described in Note 3(9)(b), non-financial long-term assets are reviewed at each balance sheet date to determine whether the carrying amount exceeds the recoverable amount of the assets. If any such indication exists, impairment loss is provided.

The recoverable amount of an asset (asset group) is the greater of its net selling price and its present value of expected future cash flows. Since a market price of the asset (the asset group) cannot be obtained reliably, the fair value of the asset cannot be estimated reliably. In assessing value in use, significant judgements are exercised over the asset’s production, selling price, related operating expenses and discount rate to calculate the present value. All relevant materials which can be obtained are used for estimation of the recoverable amount, including the estimation of the production, selling price and related operating expenses based on reasonable and supportable assumption.

(c)	Depreciation and amortization

As described in Notes 3(4) and 3(6), fixed assets and intangible assets are depreciated and amortized using the straight-line method over their useful lives after taking into account residual value. The useful lives are regularly reviewed to determine the depreciation and amortization costs charged in each reporting period. The useful lives are determined based on historical experiences of similar assets and the estimated technical changes. If there is an indication that there has been a change in the factors used to determine the depreciation or amortization, the amount of depreciation or amortization is revised.

Shanghai Secco Petrochemical Company Limited

Notes to the financial statements—(Continued)

(Expressed in Renminbi)

4 CHANGE IN ACCOUNTING POLICY

(1)	Change in accounting policy and its effect

(a)	Description of and reasons for change in accounting policy

In accordance with China Accounting Standards for Business Enterprises (CAS) Bulletin No. 3 (“Bulletin No. 3”), newly issued by the Ministry of Finance in 2009, the Company changed the following significant accounting policy in the current accounting year:

•	Presentation of the income statement and statement of changes in owners’ equity

“Other comprehensive income for the year” and “Total comprehensive income for the year” are added in the income statement. “Other comprehensive income for the year” comprises items of gains or losses net of related tax effects that are not recognized in profit or loss under CAS. “Total comprehensive income for the year” represents the total amount of net profit and other comprehensive income.

In the statement of changes in owners’ equity, the line item “Gains and losses recognized directly in equity” together with its breakdown were replaced by the line item “Other comprehensive income”.

The relevant comparative items have been adjusted accordingly for the above change on the presentation of the income statement and statement of changes in owners’ equity (see related items in the income statement and the statement of changes in owners’ equity).

5 TAXATION

(1)	The types of taxes applicable to the Company’s sale of goods and rendering of services include business tax and value added tax (VAT).

Tax Name	Tax basis and applicable rates

Business tax	5% of taxable income
VAT	Output VAT is 17% of product sales and taxable services revenue, based on tax laws. The remaining balance of output VAT, after subtracting the deductible input VAT of the period, is VAT payable

(2)	Income tax

The statutory income tax rate of the Company is 25%. For the current year, the Company paid income tax at a preferential rate of 10% (2008: 9%).

Pursuant to the Income Tax Law of PRC for Foreign Invested Enterprises and Foreign Enterprises, starting from the year in which a taxable profit is made after the offset of deductible losses incurred in prior years, the Company is entitled to a preferential tax treatment of a tax-free period for the first and second profit making years and a 50% reduction in the income tax rate for the third to fifth years. This year is the fourth profit making year.

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“the new tax law”) which took effect on January 1, 2008, when the current tax law was abolished. The new tax law adopts an uniform tax rate of 25% for all enterprises including foreign investment enterprises and revokes the current tax exemption, reduction and protective treatments only applicable to foreign invested enterprises. State Council of the PRC passed the implementation guidance (“Implementation Guidance”) on December 26, 2007, which set out the details of how the existing preferential income tax rate will be adjusted to the statutory rate of 25%. According to the Implementation Guidance, the Company, which is eligible for a 100% or 50% relief from PRC Enterprise Income Tax, will continue to enjoy the preferential income tax rate up to its expiring date, after which, the 25% standard rate applies.

(3)	Taxes payable

	2008	2009
	RMB’000	RMB’000

VAT payable	73,828	54,288
Others	822	3,428

Total	74,650	57,716

6 CASH AT BANK AND ON HAND

	2008	2009
	RMB’000	RMB’000

Demand deposits	1,748,561	1,377,004

7 BILLS RECEIVABLE

	2008	2009
	RMB’000	RMB’000

Bank acceptance bills	277,261	335,104

All of the above bills held by the Company are due within one year.

8 ACCOUNTS RECEIVABLE

(1)	Accounts receivable by customer type:

	2008	2009
Note	RMB’000	RMB’000

Amounts due from related parties 37(2) (ii)	64,999	250,924
Amounts due from other customers	27,891	16,526

Subtotal	92,890	267,450

Less: provision for bad and doubtful debts	(4,424)	(7,038)

Total	88,466	260,412

(2)	The ageing analysis of the Company’s accounts receivable is as follows:

	2008			2009
	Amounts	Percentage of total accounts receivable	Bad debt provision	Amounts	Percentage of total accounts receivable	Bad debt provision
	RMB’000		RMB’000	RMB’000		RMB’000

Within 1 year (inclusive)	92,890	100%	(4,424)	258,653	97%	—
Between 1 and 2 years (inclusive)	—	—	—	8,797	3%	(7,038)

Total	92,890	100%	(4,424)	267,450	100%	(7,038)

The ageing is counted starting from the date accounts receivable is recognized.

9 PREPAYMENTS

Prepayments are made for purchases. The aging analysis of prepayments is as follows:

	2008	2009
	RMB’000	RMB’000

Within 1 year (inclusive)	151,585	221,839
Between 1 and 2 years (inclusive)	—	1,134

Total	151,585	222,973

The ageing is counted starting from the date prepayments is recognized.

10 OTHER RECEIVABLES

(1)	Other receivables by customer type:

	2008	2009
	RMB’000	RMB’000

Amounts due from related parties	—	—
Amounts due from other parties	13,043	14,443

Total	13,043	14,443

(2)	The ageing analysis of the Company’s other receivables is as follows:

	2008			2009
	Amounts	Percentage of total other receivables	Bad debt provision	Amounts	Percentage of total other receivables	Bad debt provision
	RMB’000		RMB’000	RMB’000		RMB’000

Within 1 year (inclusive)	11,407	87%	—	12,982	90%	—
Between 1 and 2 years (inclusive)	470	4%	—	117	1%	—
Between 2 and 3 years (inclusive)	1,040	8%	—	322	2%	—
Over 3 years	126	1%	—	1,022	7%	—

Total	13,043	100%	—	14,443	100%	—

The ageing is counted starting from the date of recognition of other receivables.

11 INVENTORIES

	2008	2009
	RMB’000	RMB’000

Raw materials	584,480	651,730
Work in progress	41,611	51,853
Semi-finished goods	126,576	381,839
Finished goods	288,948	378,448

Subtotal	1,041,615	1,463,870

Less: Provision for diminution in value of inventories	(38,286)	(9,312)

Total	1,003,329	1,454,558

An analysis of provision for diminution in value of inventories is as follows:

	2008			2009
	Semi-finished goods	Finished goods	Total	Raw materials	Semi-finished goods	Finished goods	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Opening balance as at January 1	—	(5,553)	(5,553)	—	(6,761)	(31,525)	(38,286)
Add: Provision made during the year	(6,761)	(31,525)	(38,286)	(7,066)	(33)	(2,213)	(9,312)
Less: Reversal during the year	—	5,553	5,553	—	6,761	31,525	38,286

Closing balance as at December 31	(6,761)	(31,525)	(38,286)	(7,066)	(33)	(2,213)	(9,312)

12 OTHER CURRENT ASSETS

	2008	2009
	RMB’000	RMB’000

Prepaid income tax	28,192	—
Consumption tax recoverable	—	233,093

Total	28,192	233,093

13 FIXED ASSETS

	Plant and buildings	Machinery and equipment	Office and other equipment	Motor vehicles	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As at January 1, 2008	1,247,955	14,821,706	98,829	4,499	16,172,989
Additions	—	481	8,941	139	9,561
Transfer from construction in progress	—	11,919	—	—	11,919
Disposals	—	—	(2,809)	—	(2,809)

As at December 31, 2008	1,247,955	14,834,106	104,961	4,638	16,191,660

Accumulated depreciation:
As at January 1, 2008	(209,846)	(3,096,805)	(51,625)	(1,037)	(3,359,313)
Charge for the year	(73,289)	(1,109,900)	(17,847)	(552)	(1,201,588)
Written off on disposal	—	—	2,624	—	2,624

As at December 31, 2008	(283,135)	(4,206,705)	(66,848)	(1,589)	(4,558,277)

Carrying amounts:
As at December 31, 2008	964,820	10,627,401	38,113	3,049	11,633,383

As at December 31, 2007	1,038,109	11,724,901	47,204	3,462	12,813,676

	Plant and buildings	Machinery and equipment	Office and other equipment	Motor vehicles	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As at January 1, 2009	1,247,955	14,834,106	104,961	4,638	16,191,660
Additions	—	1,037	8,044	—	9,081
Transfer from construction in progress	9,634	1,800,567	23	—	1,810,224
Disposals	—	(3,422)	(3,414)	(108)	(6,944)
Reclassification	(114,372)	114,372	—	—	—

As at December 31, 2009	1,143,217	16,746,660	109,614	4,530	18,004,021

Accumulated depreciation:
As at January 1, 2009	(283,135)	(4,206,705)	(66,848)	(1,589)	(4,558,277)
Charge for the year	(70,707)	(1,160,372)	(16,554)	(560)	(1,248,193)
Written off on disposal	—	1,337	3,106	—	4,443
Reclassification	24,473	(24,473)	—	—	—

As at December 31, 2009	(329,369)	(5,390,213)	(80,296)	(2,149)	(5,802,027)

Carrying amounts:
As at December 31, 2009	813,848	11,356,447	29,318	2,381	12,201,994

As at December 31, 2008	964,820	10,627,401	38,113	3,049	11,633,383

The Company is still in the progress of application of the property certificate for all the plant and buildings.

14 CONSTRUCTION IN PROGRESS

	2008	2009
	RMB’000	RMB’000

Cost
Balance at the beginning of the year	148,821	693,033
Additions during the year	556,131	1,381,590
Transferred to fixed assets	(11,919)	(1,810,224)
Transferred to intangible assets	—	(36,790)

Balance at the end of the year	693,033	227,609

15 INTANGIBLE ASSETS

	Land use right	Patent	Computer software	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Cost
As at January 1, 2008	770,967	880,076	31,520	1,682,563
Additions during the year	—	208	8,474	8,682

As at December 31, 2008	770,967	880,284	39,994	1,691,245

Accumulated amortization
As at January 1, 2008	(48,054)	(250,468)	(15,919)	(314,441)
Charge for the year	(16,430)	(88,022)	(7,178)	(111,630)

As at December 31, 2008	(64,484)	(338,490)	(23,097)	(426,071)

Carrying amounts
As at December 31, 2008	706,483	541,794	16,897	1,265,174

As at December 31, 2007	722,913	629,608	15,601	1,368,122

	Land use right	Patent	Computer software	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Cost
As at January 1, 2009	770,967	880,284	39,994	1,691,245
Additions during the year	—	—	1,967	1,967
Transfer from construction in progress	—	36,790	—	36,790

As at December 31, 2009	770,967	917,074	41,961	1,730,002

Accumulated amortization
As at January 1, 2009	(64,484)	(338,490)	(23,097)	(426,071)
Charge for the year	(16,430)	(89,657)	(6,743)	(112,830)

As at December 31, 2009	(80,914)	(428,147)	(29,840)	(538,901)

Carrying amounts
As at December 31, 2009	690,053	488,927	12,121	1,191,101

As at December 31, 2008	706,483	541,794	16,897	1,265,174

16 LONG-TERM DEFERRED EXPENSES

	2008	2009
	RMB’000	RMB’000

Balance at the beginning of the year	12,053	12,005
Additions for the year	22,800	133,099
Amortization for the year	(22,848)	(31,412)

Balance at the end of the year	12,005	113,692

17 DEFERRED TAX ASSETS

	2008		2009
	Deductible temporary difference	Deferred tax assets	Deductible temporary difference	Deferred tax assets
	RMB’000	RMB’000	RMB’000	RMB’000

Income tax credit for purchases of domestically-produced equipment	—	—	229,900	25,289
Deductible losses	134,342	32,242	—	—

Total	134,342	32,242	229,900	25,289

18 PROVISIONS FOR IMPAIRMENT

At December 31, 2008 and 2009, the provisions for impairment of the Company are set out as follows:

	2008
Item	Balance at the beginning of the year	Charge for the year	Reversal during the year	Balance at the end of the year
	RMB’000	RMB’000	RMB’000	RMB’000

Receivables	—	4,424	—	4,424
Inventories	5,553	38,286	(5,553)	38,286

Total	5,553	42,710	(5,553)	42,710

	2009
Item	Balance at the beginning of the year	Charge for the year	Reversal during the year	Balance at the end of the year
	RMB’000	RMB’000	RMB’000	RMB’000

Receivables	4,424	2,614	—	7,038
Inventories	38,286	9,312	(38,286)	9,312

Total	42,710	11,926	(38,286)	16,350

19 SHORT-TERM LOANS

	2008					2009
	Annual Interest rate	Principal	Exchange rate	RMB equivalent	Credit/ guaranteed	Principal	Exchange rate	RMB equivalent	Credit/ guaranteed
		’000		RMB’000		’000		RMB’000

Bank loans
- USD	LIBOR+0.2%	15,000	6.8346	102,519	Credit	21,000	6.8282	143,392	Credit

20 BILLS PAYABLE

	2008	2009
	RMB’000	RMB’000

Commercial acceptance bills	—	270,000

Bank acceptance bills	3,258	—

Total	3,258	270,000

The above bills are due within one month.

21 EMPLOYEE BENEFITS PAYABLE

	2008	2009
	RMB’000	RMB’000

Staff welfare fees	42,690	42,690
Social insurance
Housing fund	6	—
Medical insurance premium	1,127	1,264
Pension insurance premium	2,500	2,799
Unemployment insurance premium	242	270
Supplementary pension insurance premium	166	264
Labor union fee	371	370
Others	46,829	41,290

Total	93,931	88,947

22 LONG-TERM LOANS DUE WITHIN ONE YEAR

	2008				2009
	Principal	RMB equivalent	interest rate (p.a.)	Credit/ guaranteed	Principal	RMB equivalent	interest rate (p.a.)	Credit/ guaranteed
	’000	RMB’000			’000	RMB’000

Bank loans:
- RMB		153,600	10% lower than RMB benchmark interest rate	Credit		158,400	10% lower than RMB benchmark interest rate	Credit

- USD	55,800	381,371	LIBOR+ 0.2%	Credit	71,300	486,851	LIBOR+ 0.2%	Credit

Total		534,971				645,251

23 LONG-TERM LOANS

	2008				2009
	Principal	RMB equivalent	interest rate (p.a.)	Credit/ guaranteed	Principal	RMB equivalent	interest rate (p.a.)	Credit/ guaranteed
	’000	RMB’000			’000	RMB’000

Bank loans:
- RMB		4,497,600	10% lower than RMB benchmark interest rate	Credit		4,339,200	10% lower than RMB benchmark interest rate	Credit

- USD	508,400	3,474,711	LIBOR+ 0.2%	Credit	484,100	3,305,532	LIBOR+ 0.2%	Credit

Total		7,972,311				7,644,732

According to the loan contract, the Renminbi loans are repayable in 28 instalments during the period from June 20, 2008 to December 20, 2021.

The US dollar loans are repayable in 12 instalments during the period from June 20, 2008 to December 20, 2013.

The maturity analysis of the Company’s long-term loan is set out below:

	2008	2009
	RMB’000	RMB’000

Due after 1 year but within 2 years (inclusive)	645,707	671,218
Due after 2 years but within 3 years (inclusive)	671,694	1,483,794
Due after 3 years	6,654,910	5,489,720

Total	7,972,311	7,644,732

24 PAID-IN CAPITAL

Registered capital

	2008 and 2009
	Amount in USD’000%

BPCECIL	450,720	50%
Sinopec	270,433	30%
SPCL	180,288	20%

	901,441	100%

Paid-in capital

	2008 and 2009
	Amount in USD’000	Amount in RMB’000%

BPCECIL	450,720	3,721,792	50%
Sinopec		2,233,076	30%
SPCL		1,488,717	20%

		7,443,585	100%

25 CAPITAL RESERVE

2008 and 2009
RMB’000

Foreign currency capital translation difference	(509)

26 SURPLUS RESERVE

	2008	2009
	RMB’000	RMB’000

General reserve fund	49,290	49,290
Enterprise expansion fund	49,290	49,290

Total	98,580	98,580

27 APPROPRIATION OF PROFITS

(1)	Appropriation to surplus reserve

The Company did not make appropriation to surplus reserve in 2007 and 2009.

In accordance with the Board of Director’s Meeting resolution on April 1, 2008, the Company made appropriations to the following surplus reserve for 2007:

(i)	Surplus reserve - Enterprise expansion fund	1%
(ii)	Surplus reserve - General reserve fund	1%
(iii)	Staff and workers’ bonus and welfare fund	1%

(2)	Cash dividends attributable to owners

Cash dividends declared during the year

The Company did not declare cash dividends to owners during the year ended December 31, 2009 (2008: RMB 2,870,000,000; 2007: RMB 1,910,567,000).

28 OPERATING INCOME

	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Operating income from principal activities
-Sale of goods	24,056,676	22,711,463	16,280,310
-Rendering of services	150,562	128,147	142,094

Sub-total	24,207,238	22,839,610	16,422,404

Other operating income	11,358	11,776	15,690

Total	24,218,596	22,851,386	16,438,094

29 OPERATING COSTS

	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Operating cost from principal activities
-Sale of goods	20,286,631	22,235,805	14,429,963
-Rendering of services	64,652	72,300	108,397

Sub-total	20,351,283	22,308,105	14,538,360

Other operating costs	6,488	6,648	6,826

Total	20,357,771	22,314,753	14,545,186

30 FINANCIAL EXPENSES

	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Interest expense from loans	624,453	516,375	337,168
Less: Interest income from deposits	(61,040)	(62,622)	(20,864)
Net exchange gains	(325,948)	(296,926)	(2,003)
Other financial expenses	567	696	513

Total	238,032	157,523	314,814

31 IMPAIRMENT (LOSSES)/REVERSAL

	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Provision made for accounts receivable	—	(4,424)	(2,614)
(Provision) made/reversal for inventories	(127)	(32,733)	28,974

Total	(127)	(37,157)	26,360

32 INVESTMENT INCOME

	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Interest income from entrusted loans	39,238	24,043	—

33 INCOME TAX BENEFIT / (EXPENSE)

(1)	Income tax benefit / (expense) for the year represent

	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Current tax expense for the year	—	—	—
Deferred taxation	52,967	(38,361)	(6,953)

Total	52,967	(38,361)	(6,953)

The analysis of deferred tax benefit / (expense) are set out below:

	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Origination and reversal of temporary differences	47,993	(38,361)	(6,953)
Change in tax rate	4,974	—	—

Total	52,967	(38,361)	(6,953)

(2)	Reconciliation between income tax expenses and accounting profits is as follows:

	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Profit / (loss) before income tax	2,906,387	(455,300)	701,859

Expected income tax expenses / (benefit) at a tax rate of 20% (2008:18%; 2007: 15%)	435,958	(81,954)	140,372
Tax effect of non-taxable income	(435,958)	—	(70,186)
Reversal of deferred tax assets recognized in previous years	—	70,603	—
Tax effect of unused tax losses not recognized	—	57,772	—
Effect of change in tax rate on deferred tax	(4,974)	—	—
Effect on tax deduction from purchase of domestically-produced equipment	—	—	(51,783)
Others	(47,993)	(8,060)	(11,450)

Income tax (benefit)/ expense	(52,967)	38,361	6,953

34 SUPPLEMENT TO CASH FLOW STATEMENT

(1)	Reconciliation of net profit / (loss) to cash flows from operating activities:

	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Net profit/(loss)	2,959,354	(493,661)	694,906

Add: Provision for / (reversal of) impairment of receivables and inventories	127	37,157	(26,360)
Depreciation of fixed assets	1,207,042	1,201,588	1,248,193
Amortization of intangible assets	110,079	111,630	112,830
Amortization of long-term deferred expenses	32,995	22,848	31,412
Loss on disposal of fixed assets	764	141	2,381
Financial expenses	299,072	226,493	333,078
Gains arising from investment	(39,238)	(24,043)	—
(Increase)/decrease in deferred tax assets	(52,967)	38,361	6,953
(Increase)/decrease in gross inventories	(212,276)	966,438	(422,255)
(Increase)/decrease in operating receivables	(524,884)	1,264,309	(510,106)
(Decrease)/increase in operating payables	(340,249)	(558,249)	597,664

Net cash inflow from operating activities	3,439,819	2,793,012	2,068,696

35 SEGMENT REPORTING

The Company does not engage in multiple businesses or operate in multiple locations, therefore no segment analysis is provided.

36 RISK ANALYSIS, SENSITIVITY ANALYSIS, AND DETERMINATION OF FAIR VALUES FOR FINANCIAL INSTRUMENTS

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

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the financial statements—(Continued)

(Expressed in Renminbi)

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The internal audit of the Company undertakes both regular and ad hoc reviews of risk management controls and procedures.

(1)	Credit risk

The Company’s credit risk is primarily attributable to receivables. Exposure to these credit risks are monitored by management on an ongoing basis.

In respect of receivables, the Company has established a credit policy under which individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the external ratings of the customers and their bank credit records where available. Receivables are due within 15 to 60 days from the date of billing. Debtors are requested to settle all outstanding balances before any further credit is granted. Normally, the Company does not obtain collateral from customers.

In monitoring customer credit risk, customers are grouped according to some factors, such as ageing.

Majority of sales transactions are settled by upfront payments prior to goods deliveries or bank acceptance notes issued by customers. The Company has granted credit term to certain customers with good credit ratings and certain related parties. At balance sheet date, the ageing of most accounts receivable is within three months and ageing of most other receivables is within one year, so the credit risk of the Company is relatively low.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, in the balance sheet. The Company does not provide any other guarantees which would expose the Company to credit risk.

(2)	Liquidity risk

The Company is responsible for their own cash management, including short term investment of cash surpluses and the raising of loans to cover expected cash demands, subject to approval by the Company’s board when the borrowings exceed certain predetermined levels of authority. The Company’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

The maturity analysis of the long term debts are disclosed in Note 23.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the financial statements—(Continued)

(Expressed in Renminbi)

(3)	Interest rate risk

Interest-bearing financial instruments at variable rates and at fixed rates expose the Company to cash flow interest rate risk and fair value interest risk, respectively. The Company adopts an interest rate policy of ensuring that interest rate risk lies under control.

(4)	Foreign currency risk

In respect of accounts receivable and payable denominated in foreign currencies other than the functional currency, the Company ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

(5)	Fair values

All financial instruments are carried at amounts not materially different from their fair values as at December 31, 2008 and 2009.

(6)	Estimation of fair values

The company used the following major methods and assumptions in estimating the fair values.

(a)	Receivables

The fair value is estimated as the present value of the future cash flows, discounted at the market interest rates at the balance sheet date.

(b)	Loans

The fair value is estimated as the present value of future cash flows, discounted at the market rate of interest at the balance sheet date.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the financial statements—(Continued)

(Expressed in Renminbi)

37 RELATED PARTY RELATIONSHIPS AND TRANSACTIONS

(1)	Information on the investors of the Company is listed as follows:

	Registered place	Business nature	Shareholding percentage	Proportion of voting rights

Sinopec	Beijng, the PRC	Oil and gas exploration, development, production and marketing, crude oil processing, oil products trading and distribution	30%	25%

SPCL	Shanghai, the PRC	Crude oil processing, petroleum products, synthetic resins and plastics products, synthetic fibre raw materials and synthetic fibres	20%	25%

BPCECILWales, the UK		Investment	50%	50%

(2)	The amounts of the Company’s related party transactions during the year and its balances with related parties at the year end are summarized as follows:

(i)	The material transactions with related parties are summarized as follows:

Receiving construction services

	2007 RMB’000	2008 RMB’000	2009 RMB’000

Sinopec International Co., Ltd. (“Sinopec International”)	896	—	—
SPCL	—	3,051	3,820
BPCECIL	—	182	180
BP Singapore Pte Limited (“BP Singapore”)	—	558	844
Other fellow subsidiariesof Sinopec, SPCL	943	75,559	110,273

	1,839	79,350	115,117

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the financial statements—(Continued)

(Expressed in Renminbi)

Purchase of goods

	2007 RMB’000	2008 RMB’000	2009 RMB’000

Sinopec Shanghai Gaoqiao Branch (“Sinopec Gaoqiao Branch”)	4,624,063	5,218,164	3,350,643
Sinopec Guangzhou Branch	202,539	140,902	29,522
Sinopec Zhenhai Branch	8,474,446	7,286,226	3,913,650
SPCL	1,031,613	885,581	541,797
Sinopec Jinling Branch	172,248	—	—
China Jinshan Associated Trading Corporation (“JAT”)	9,702	125,196	168,024
Shanghai Golden Conti Petrochemcial Co., Ltd	94,517	—	98,331
Hangzhou Refinery China Petrochemical Corporation (“Hangzhou Refinery”)	79,142	47,335	26,551
BP Singapore Pte Limited (“BP Singapore”)	46,935	27,088	—
Other fellow subsidiaries of Sinopec, SPCL	34,205	118,330	531,021

	14,769,410	13,848,822	8,659,539

Sale of goods

	2007 RMB’000	2008 RMB’000	2009 RMB’000

Sinopec Assets Management Corporation Baling Petrochemical Branch	—	110,754	117,963
Sinopec International Co., Ltd. (“Sinopec International”)	82,151	77,078	21,452
Sinopec Gaoqiao Branch	2,327,563	2,584,691	1,370,819
SPCL	1,624,352	719,913	904,073
JAT	243,699	611,509	518,192
Zhejiang Jingyong Acrylic Co., Ltd. (“Jinyong Acrylic”)	729,079	351,136	—
Sinopec Sales Company Jiangsu Branch	—	—	14,779

	5,006,844	4,455,081	2,947,278

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the financial statements—(Continued)

(Expressed in Renminbi)

Lease

	2007 RMB’000	2008 RMB’000	2009 RMB’000

SPCL	2,153	1,077	4,127

Entrusted loans

	2007 RMB’000	2008 RMB’000	2009 RMB’000

Sinopec	—	—	—
SPCL	727,000	—	—
BP Holdings	391,000	—	—
BP Zhuhai	336,000	—	—

Total	1,454,000	—	—

The above transactions with related parties were conducted under normal commercial terms or relevant agreements.

(ii)	The balances of transactions with related parties at December 31, are set out as follows:

		2008
		Accounts receivable	Prepayments	Accounts payable	Advances from customers	Other payables
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Sinopec International		—	—	—	352	4
Sinopec Zhenhai Branch		—	—	102,637	—	—
Sinopec Gaoqiao Branch		22,665	7,251	—	—	—
SPCL		2,639	—	—	—	—
Jingyong Acrylic		8,847	—	—	—	—
JAT		30,848	11,781	120	—	—
BP Singapore		—	—	137	—	—
Other fellow subsidiaries of Sinopec, SPCL		—	29,520	39,743	4,134	1,966

		64,999	48,552	142,637	4,486	1,970

	2009
	Accounts receivable	Prepayments	Accounts payable	Advances from customers	Other payables	Bills payable
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Sinopec Zhenhai Branch	—	—	1,934	—	—	270,000
Sinopec Gaoqiao Branch	63,695	—	6,441	—	—	—
SPCL	129,540	—	—	—	—	—
Jingyong Acrylic	8,797	—	—	—	—	—
Hangzhou Refinery	—	—	2,917	—	—	—
BP Singapore	—	12	—	—	—	—
Other fellow subsidiaries of Sinopec, SPCL	48,892	12,718	21,994	860	1,809	—

	250,924	12,730	33,286	860	1,809	270,000

(iii)	Relationships with the related parties under transactions stated in (2)(i)&(ii) above

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the financial statements—(Continued)

(Expressed in Renminbi)

Name of related parties	Relationship with the Company

Sinopec International Co., Ltd.	A fellow subsidiary of Sinopec
Sinopec International Industry Co., Ltd.	A fellow subsidiary of Sinopec
China International United Petroleum & Chemicals Co., Ltd.	A fellow subsidiary of Sinopec
Hangzhou Refinery China Petrochemical Corporation	A fellow subsidiary of Sinopec
Sinopec Shanghai Gaoqiao Branch	A branch of Sinopec
Sinopec Zhenhai Branch	A branch of Sinopec
Sinopec Guangzhou Branch	A branch of Sinopec
Sinopec Jinling Branch	A branch of Sinopec
Sinopec Asset Management Corporation Baling Petrochemical Branch	A branch of Sinopec
Sinopec Sales Company Jiangsu Branch	A branch of Sinopec
China Jinshan Associated Trading Corporation	A fellow subsidiary of SPCL
Shanghai Golden Conti Petrochemical Co., Ltd.	A fellow subsidiary of SPCL
Zhejiang Jingyong Acrylic Co., Ltd.	A fellow subsidiary of SPCL
BP Singapore Pte Limited	A fellow subsidiary of BPCECIL

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the financial statements—(Continued)

(Expressed in Renminbi)

38 COMMITMENTS

(a)	Capital commitments

As at December 31, the capital commitments of the Company are summarized as follows:

	2008 RMB’000	2009 RMB’000

Contracted for	836,037	217,846
Authorized but not contracted for	1,010,853	40,123

Total	1,846,890	257,969

(b)	Operating lease commitments

As at December 31, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	2008 RMB’000	2009 RMB’000

Within 1 year (inclusive)	11,292	4,736
Between 1 and 2 years (inclusive)	4,736	395
Between 2 and 3 years (inclusive)	395	—

Total	16,423	5,131

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the financial statements—(Continued)

(Expressed in Renminbi)

39 SIGNIFICANT DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED UNDER THE CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (Unaudited)

The Company’s accounting policies conform with China Accounting Standards for Business Enterprises, which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature of such differences is presented below.

(a)	Staff and workers’ bonus and welfare fund

Under China Accounting Standards for Business Enterprises, staff and workers’ bonus and welfare fund should be treated as profit appropriation.

Under U.S. GAAP, staff and workers’ bonus and welfare fund is recognized as an expense in the income statement.

(b)	Foreign currency transaction exchange gains and losses

Under China Accounting Standards for Business Enterprises, foreign currency exchange differences on funds borrowed specifically for construction are capitalized as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period.

Under U.S. GAAP, such foreign currency transaction exchange gains and losses are included in current earnings.

(c)	Reversal of inventory provision

Under China Accounting Standards for Business Enterprises, when the net realizable value of inventory that has been written down increases subsequently, the write-down is reversed.

Under U.S. GAAP, a write-down of inventory to market is not reversed for subsequent recoveries in value.

(d)	Deferred income taxes

Under China Accounting Standards for Business Enterprises, a deferred tax asset resulting from timing differences should be recognized and presented as a deferred tax asset only if there will be sufficient taxable income during the period of their reversal.

Under U.S. GAAP, deferred income taxes are generally recognized for all temporary differences that exist between the carrying amounts of all assets and liabilities and their respective tax bases amounts. A valuation allowance is recognized to the extent it is more likely than not a deferred tax asset will not be realized.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

Notes to the financial statements—(Continued)

(Expressed in Renminbi)

(e)	Presentation of land use rights

Under China Accounting Standards for Business Enterprises, land use rights are classified under “Intangible Assets”.

Under U.S. GAAP, the costs of such land use rights are considered to be prepaid expenses and are generally classified under “Lease Prepayments” in the balance sheet.

(f)	Presentation of income statement

Under China Accounting Standards for Business Enterprises, financial expenses and investment income are included in the calculation of “Operating profit”.

Under U.S. GAAP, such financial expenses and investment income generally are excluded from “Operating Profit”.

(g)	Presentation of cash flow statement

Under China Accounting Standards for Business Enterprises, investment income received is classified as investing activities and interest expenses paid are classified as financing activities.

Under U.S. GAAP, such investment income received and interest expenses paid are classified as operating activities.

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