Form 20-F/A
period 2009-12-31
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
filed 2010-07-19
CIK 908732

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

This Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 10, 2010 (the “Original Report”), is being filed for the purpose of adding additional disclosure to the Original Report in Item 3 “Key Information” pertaining to Risk Factors and in Item 4A.

We are including in this Amendment No. 1 currently-dated certifications by our Chairman and Chief Financial Officer. Other than the foregoing items, no part of the Original Report is being amended. Accordingly, this Amendment No. 1 does not include any unchanged portions of the Original Report, does not reflect events occurring after the filing of our Original Report and does not modify or update the disclosure therein in any way other than as discussed above. As a result, this Amendment No. 1 continues to speak as of June 10, 2010, except for the certifications referenced above, which speak as of the filing date of this Amendment No. 1.

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

Selected Consolidated Financial Data

(in thousands, except per share and per ADS data)

	Years Ended December 31,
	2005 (RMB)	2006 (RMB)	2007 (RMB)	2008 (RMB)	2009 (RMB)
STATEMENTS OF INCOME DATA
Net sales:
Synthetic fibers	4,763,993	4,711,667	4,328,742	3,662,023	2,823,663
Resins and plastics	13,958,329	15,753,304	15,878,803	14,850,284	12,263,540
Intermediate petrochemicals	6,555,953	6,775,721	9,372,658	10,271,840	8,421,035
Petroleum products	17,954,954	19,387,666	21,036,581	27,552,859	18,917,890
All others	1,956,985	3,289,765	3,637,905	2,992,765	4,919,136
Income/(loss) from operations	2,527,960	552,907	892,656	(7,817,264)	2,023,476
Earnings/(loss) before income tax	2,287,594	964,200	2,151,352	(8,014,438)	2,166,509
Net income/(loss) attributable to equity shareholders of the Company	1,850,449	844,407	1,634,080	(6,238,444)	1,590,988
Net income attributable to minority interests	70,845	66,555	49,056	36,717	64,471
Basic earnings/(loss) per share(a)	0.26	0.12	0.23	(0.87)	0.22
Basic earnings/(loss) per ADS(a)	25.70	11.73	22.70	(86.65)	22.10

(a)	The calculation of earnings per share is based on the weighted average number of shares outstanding during the year of 7,200,000,000 in each of 2009, 2008, 2007, 2006 and 2005, respectively. Earnings per ADS are calculated on the basis that one ADS is equivalent to 100 shares.

	Years Ended December 31,
	2005 (RMB)	2006 (RMB)	2007 (RMB)	2008 (RMB)	2009 (RMB)
CASH FLOW DATA
Net cash flow generated from/ (used in) operating activities	3,943,578	1,696,615	1,441,998	(3,986,490)	3,346,890
Capital expenditures	1,142,927	2,008,779	2,134,123	1,511,072	2,120,292
Net proceeds from issuance of corporate bonds	—	2,977,800	—	—	1,000,000
Proceeds from loans and borrowings	9,836,199	13,939,126	17,605,887	32,528,758	29,211,434
Repayment of loans and borrowings	11,393,941	15,910,127	16,166,938	27,377,610	31,849,620

	Years Ended December 31,
	2005 (RMB)	2006 (RMB)	2007 (RMB)	2008 (RMB)	2009 (RMB)
BALANCE SHEET DATA
Current assets	7,507,554	7,563,106	8,936,764	6,511,351	9,061,425
Property, plant and equipment	14,651,167	13,359,862	14,977,237	13,272,899	14,977,205
Total assets	26,810,371	27,406,060	29,853,050	27,533,027	29,908,486
Short term debt(a)	3,926,742	4,270,337	4,091,969	9,372,725	7,774,673
Current liabilities	6,132,637	7,030,050	8,261,732	13,342,720	14,304,925
Long term debt (excluding current portion)	1,477,261	1,063,654	639,289	429,021	304,258
Total equity attributable to equity shareholders of the Company	18,829,987	18,976,343	20,648,038	13,496,933	15,005,018

(a)	Including corporate bonds and current portion of long term debt.

Dividends

The following table sets forth certain information concerning the dividends since January 1, 1994:

Dividend Period	Dividend per Share
January 1, 1994-June 30, 1994	RMB0.04 (US$0.0059)
July 1, 1994-December 31, 1994	RMB0.085(US$0.0125)
January 1, 1995-June 30, 1995	RMB0.04 (US$0.0059)
July 1, 1995-December 31, 1995	RMB0.09 (US$0.0132)
January 1, 1996-June 30, 1996	RMB0.04 (US$0.0059)
July 1, 1996-December 31, 1996	RMB0.08 (US$0.0117)
January 1, 1997-December 31, 1997	RMB0.06 (US$0.0088)
January 1, 1998-December 31, 1998	RMB0.03 (US$0.0044)
January 1, 1999-December 31, 1999	RMB0.05 (US$0.0073)
January 1, 2000-December 31, 2000	RMB0.06 (US$0.0088)
January 1, 2001-December 31, 2001	No dividend
January 1, 2002-December 31, 2002	RMB0.05 (US$0.0073)
January 1, 2003-December 31, 2003	RMB0.08 (US$0.0117)
January 1, 2004-December 31, 2004	RMB0.20 (US$0.0293)
January 1, 2005-December 31, 2005	RMB0.10 (US$0.0147)
January 1, 2006-December 31, 2006	RMB0.04 (US$0.0059)
January 1, 2007-December 31, 2007	RMB0.09 (US$0.0132)
January 1, 2008-December 31, 2008	No dividend
January 1, 2009-December 31, 2009	RMB0.03 (US$0.0044)

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

Negative publicity regarding, and divestments by investors in response to, our affiliation with Sinopec Corp. and Sinopec Group, and their respective activities in certain countries identified by the U.S. government as state sponsors of terror, may adversely impact our stock price.

We are affiliated with Sinopec Corp. and Sinopec Group, both of which have been identified in the news media as engaging in operations in or purchasing substantial volumes of crude oil sourced from countries identified by the U.S. government as state sponsors of terrorism such as Iran, Syria, Cuba and Sudan. We do not conduct any material operations in, nor do we purchase any material volume of crude oil from these countries. Further, we have no control over the activities of Sinopec Group or Sinopec Corp. in connection with any activities they may have related to Iran, Syria, Sudan or Cuba. Nevertheless, certain articles in the press have identified institutional investors, many of whom have substantial investment portfolios and purchasing power, that may have divested, or intend to divest or otherwise not invest in, our stock because of the alleged operations of our affiliates in such countries. Decisions by such large investors may have the effect of reducing demand for our stock in the market, perhaps significantly, which could cause substantial downward pressure on our stock price. Any such downward pressure likely would result in a reduction of our market capitalization and could impact not only the value of our existing stockholders’ investment in our company, but also potentially our ability to raise equity or debt financing in the future.

PART III

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

We have received certain correspondence from the U.S. Securities and Exchange Commission which contained comments to our Form 20-F for the fiscal year ended December 31, 2008. We have provided disclosure in our Form 20-F for the fiscal year ended December 31, 2009 (as amended) to address those comments.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F (as amended by this Form 20-F/A Amendment No. 1) and that it has duly caused and authorized the undersigned to sign this amendment to such annual report on its behalf.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: July 19, 2010	/S/ RONG GUANGDAO
Rong Guangdao, Chairman

Exhibit Index

No.	Exhibit

12.1	Certification of Chairman Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chairman Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.