Form 20-F
period 2010-12-31
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
filed 2011-06-27
CIK 908732

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15) (d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232,405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to US dollars have been made at a rate of RMB6.6000 to US$1.00, the noon buying rate on December 30, 2010 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We do not represent that Renminbi or US dollar amounts could be converted into US dollars or Renminbi, as the case may be, at any particular rate.

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

A. Selected Financial Data.

Our selected consolidated statements of income (except for ADS data) and cash flow data for each of the years ended December 31, 2008, 2009 and 2010 and our selected consolidated balance sheet data as of December 31, 2009 and 2010 are derived from our consolidated financial statements included in Item 17. Financial Statements. Our selected consolidated statements of income and cash flow data for the years ended December 31, 2006 and 2007 and our consolidated balance sheet data as of December 31, 2006, 2007 and 2008 are derived from our consolidated financial statements not included in this Annual Report. Our selected consolidated financial data should be read in conjunction with our consolidated financial statements, and the notes thereto, and Item 5. Operating and Financial Review and Prospects. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Selected Consolidated Financial Data

(in thousands, except per share and per ADS data)

	Years Ended December 31,
	2006 (RMB)	2007 (RMB)	2008 (RMB)	2009 (RMB)	2010 (RMB)
STATEMENTS OF INCOME DATA
Net sales:
Synthetic fibers	4,711,667	4,328,742	3,662,023	2,823,663	3,906,636
Resins and plastics	15,753,304	15,878,803	14,850,284	12,263,540	14,900,012
Intermediate petrochemicals	6,775,721	9,372,658	10,271,840	8,421,035	17,206,440
Petroleum products	19,387,666	21,036,581	27,552,859	18,917,890	28,733,890
All others	3,289,765	3,637,905	2,992,765	4,919,136	7,348,904
Income/(loss) from operations	552,907	892,656	(7,817,264)	2,023,476	2,967,092
Earnings/(loss) before income tax	964,200	2,151,352	(8,014,438)	2,166,509	3,533,376
Net income/(loss) attributable to equity shareholders of the Company	844,407	1,634,080	(6,238,444)	1,590,988	2,771,646
Net income attributable to non-controlling interests	66,555	49,056	36,717	64,471	25,358
Basic earnings/(loss) per share(a)	0.12	0.23	(0.87)	0.22	0.38
Basic earnings/(loss) per ADS(a)	11.73	22.70	(86.65)	22.10	38.50

(a)	The calculation of earnings per share is based on the weighted average number of shares outstanding during the year of 7,200,000,000 in each of 2010, 2009, 2008, 2007 and 2006, respectively. Earnings per ADS are calculated on the basis that one ADS is equivalent to 100 shares.

	Years Ended December 31,
	2006 (RMB)	2007 (RMB)	2008 (RMB)	2009 (RMB)	2010 (RMB)
CASH FLOW DATA
Net cash generated from/ (used in) operating activities	1,696,615	1,441,998	(3,986,490)	3,346,890	3,973,719
Capital expenditures	2,008,779	2,134,123	1,511,072	2,120,292	1,356,845
Net proceeds from issuance of corporate bonds	2,977,800	—	—	1,000,000	—
Proceeds from loans and borrowings	13,939,126	17,605,887	32,528,75	29,211,434	39,355,780
Repayment of loans and borrowings	15,910,127	16,166,938	27,377,61	31,849,620	42,631,344
BALANCE SHEET DATA
Current assets	7,563,106	8,936,764	6,511,351	9,061,425	8,531,841
Property, plant and equipment	13,359,862	14,977,237	13,272,899	14,977,205	13,570,559
Total assets	27,406,060	29,853,050	27,533,027	29,908,486	28,568,742
Short-term debt(a)	4,270,337	4,091,969	9,372,725	7,774,673	4,395,438
Current liabilities	7,030,050	8,261,732	13,342,720	14,304,925	10,573,225
Long-term debt (excluding current portion)	1,063,654	639,289	429,021	304,258	175,000
Total equity attributable to equity shareholders of the Company	18,976,343	20,648,038	13,496,933	15,005,018	17,560,664

(a)	Including corporate bonds and current portion of long-term debt.

Dividends

The following table sets forth certain information concerning the dividends since January 1, 1994:

Dividend Period	Dividend per Share
January 1, 1994-June 30, 1994	RMB0.04(US$0.0059)
July 1, 1994-December 31, 1994	RMB0.085(US$0.0125)
January 1, 1995-June 30, 1995	RMB0.04 (US$0.0059)
July 1, 1995-December 31, 1995	RMB0.09 (US$0.0132)
January 1, 1996-June 30, 1996	RMB0.04 (US$0.0059)
July 1, 1996-December 31, 1996	RMB0.08 (US$0.0117)
January 1, 1997-December 31, 1997	RMB0.06 (US$0.0088)
January 1, 1998-December 31, 1998	RMB0.03 (US$0.0044)
January 1, 1999-December 31, 1999	RMB0.05 (US$0.0073)
January 1, 2000-December 31, 2000	RMB0.06 (US$0.0088)
January 1, 2001-December 31, 2001	No dividend
January 1, 2002-December 31, 2002	RMB0.05 (US$0.0073)
January 1, 2003-December 31, 2003	RMB0.08 (US$0.0117)
January 1, 2004-December 31, 2004	RMB0.20 (US$0.0293)
January 1, 2005-December 31, 2005	RMB0.10 (US$0.0147)
January 1, 2006-December 31, 2006	RMB0.04 (US$0.0059)
January 1, 2007-December 31, 2007	RMB0.09 (US$0.0132)
January 1, 2008-December 31, 2008	No dividend
January 1, 2009-December 31, 2009	RMB0.03 (US$0.0044)
January 1, 2010-December 31, 2010	RMB0.10 (US$0.0152)

See also Item 8.A. Financial Information – Consolidated Statements and Other Financial Information – Dividend Policy.

Exchange Rates

The Chinese government controls its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. See Item 10.D. Additional Information – Exchange Controls.

The following table sets forth information concerning exchange rates between Renminbi and US dollars for the periods indicated:

	Noon Buying Rates (RMB/US$)
Period	Period End	Average(1)	High	Low
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7899
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
November 2010	6.6670	6.6537	6.6906	6.6233
December 2010	6.6000	6.6497	6.6745	6.6000
January 2011	6.6017	6.5964	6.6364	6.5809
February 2011	6.5713	6.5761	6.5965	6.5520
March 2011	6.5483	6.5645	6.5743	6.5483
April 2011	6.4900	6.5267	6.5477	6.4900

Source: The sources of the exchange rates are: (i) with respect to any period ending on or prior to December 31, 2008, the Federal Reserve Bank of New York, and (ii) with respect to any period ending on or after January 1, 2009, the H.10 statistical release of the Federal Reserve Board.

Note:(1) Determined by averaging the rates on the last business day of each month during the respective period.

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

Most of our revenues are attributable to petrochemical products, which have historically been cyclical and sensitive to the availability and price of raw materials and general economic conditions. Markets for many of our products are sensitive to changes in industry capacity and output levels, cyclical changes in regional and global economic conditions, the price and availability of substitute products and changes in consumer demand, which from time to time have had a significant impact on product prices in the regional and global markets. Many of our products have become increasingly subject to the cyclical nature of regional and global petroleum and petrochemical markets, which may adversely affect our operation.

As crude oil costs accounted for RMB39.695 billion or 58.11% of the Group’s annual cost of sales in 2010, changes in crude oil prices can affect the Group’s profitability. In recent years, due to various reasons, the price of crude oil has fluctuated significantly. Furthermore, we cannot rule out the possibility of the occurrence of certain global emergencies which might disrupt our crude oil supply. We expect that the volatility and uncertainty of the prices of crude oil and petrochemical products will continue, and that increasing crude oil prices and declines in prices of petrochemical products may adversely affect our business and results of operations and financial condition.

Some of our major products are subject to government price controls, and we are not able to pass on all cost increases from rising crude oil prices through higher product prices.

We consume large amounts of crude oil to manufacture our products of which more than 90% is imported. We attempt to mitigate the effect of increased costs due to rising crude oil prices. However, our ability to pass on these increased costs to our customers is dependent on market conditions and government regulations. Given that the increase of the sales prices of our products may lag behind the increase of crude oil costs, we may fail to completely cover the increased costs by increasing our sales prices, particularly where government regulations restrict the prices of certain of our fuel products. In particular, gasoline, diesel and jet fuel, and liquefied petroleum gas are subject to government price controls at present. In 2008, 2009 and 2010, approximately 43.52%, 47.70% and 34.41% of our net sales were from such products subject to price control. Although we sometimes receive subsidies from the Chinese government to, among other things, cover part of our losses resulting from such price controls, the amount of such subsidies vary substantially from year to year or even quarter to quarter and is difficult to predict. In some years, we receive no subsidy at all. Although the Chinese government has adopted a new pricing mechanism for domestic refined oil products that indirectly links the prices of these products to international crude oil prices (see “—Item 4. Information on the Company – B. Business Overview – Product Pricing”), such pricing mechanism is still not transparent enough and is faced with the risk of inadequate or untimely adjustment. Moreover, the Chinese government controls the distribution of many petroleum products in China. For instance, some of our petroleum products are required to be sold to designated distributors (such as the subsidiaries of China Petroleum & Chemical Corporation). Because we cannot freely sell our fuel products to take advantage of opportunities for higher prices we may not be able to fully cover increases in crude oil prices by increases in the sale prices of our products, which has had and will possibly continue to have a material adverse effect on our financial condition, results of operations and cash flows.

Our development and operation plans have significant capital expenditure and financing requirements, which are subject to a number of risks and uncertainties.

The petrochemical business is a capital intensive business. Our ability to maintain and increase our revenues, net income and cash flows depends upon continued capital spending. Our current business strategy contemplates capital expenditures for 2011 of approximately RMB3.000 billion (US$0.455 billion), which will be provided through financing activities and use of our own capital. Our actual capital expenditures may vary significantly from these planned amounts due to our ability to generate sufficient cash flows from operations, investments and other factors that may be beyond our control. In addition, there can be no assurance as to whether, or at what cost, our capital projects will be completed or the success of these projects if completed.

As of March 31, 2011, we had aggregate outstanding indebtedness of approximately RMB6.018 billion (US$0.912 billion). Most of our loans are with state-controlled banks in China and structured as short-term debt obligations with payment due in one year or less. These banks have generally been willing to provide new short-term loans while we pay off existing loans, as our overall debt level has been reduced slightly since 2009. China Petroleum & Chemical Corporation (“Sinopec Corp”), our controlling shareholder, did not provide any guarantee or credit support for our debt for the year ended December 31, 2010 and for the three-month period ended March 31, 2011.

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

While we anticipate that we will rely less on debt to finance capital expenditures and operations as the global economic outlook continues to improve, if we fail to obtain sufficient funding for our operations or development plans or are unable to obtain new short-term debt to pay off existing debt, our business, results of operations and financial condition could be adversely affected.

We could face increased competition.

Our principal market, Eastern China, which is comprised of Shanghai, Jiangsu, Zhejiang, Anhui and Jiangxi, has enjoyed stronger economic growth and a higher demand for petrochemical products than other regions of China. As a result, we believe that competitors will try to expand their sales and build up their distribution networks in our principal market. We believe this will have an adverse impact on the production and sale of our major products. Moreover, Chinese private enterprises have gradually overcome technological and funding barriers to extend their business from the downstream processing sector to the upstream petrochemical field. These enterprises have advantages in many areas such as flexibility in operation costs, preferential policy treatment and regional presence, and may use these advantages to compete with us in markets for our products.

Related party transactions; non-competition; conflicts of interests.

We have engaged from time to time and will continue to engage in a variety of transactions with Sinopec Corp and China Petrochemical Corporation (“Sinopec Group”), the controlling company of Sinopec Corp, and their various subsidiaries or affiliates who provide a number of services to us, including the supply of raw materials, product distribution and sales agency, project design and installment service, petrochemical industry related insurance and financial services. We also sell oil and petrochemical products to Sinopec Corp and its affiliates. Our transactions with these companies are governed by a Mutual Product Supply and Sales Services Framework Agreement with Sinopec Corp and a Comprehensive Services Framework Agreement with Sinopec Group, the terms of which were negotiated on an arm’s length basis, see Item 7. B. Related Party Transactions – Intercompany Service Agreement and Business-related Dealings. Our business and results of operations could be adversely affected if Sinopec Corp refuses to engage in such transactions or if it seeks to amend the contracts between the parties in a way adverse to us. In addition, Sinopec Corp has interests in businesses which compete or are likely to compete, either directly or indirectly, with our businesses. Because Sinopec Corp is our controlling shareholder and its interests may conflict with our own interests, Sinopec Corp may take actions that favor itself over our interests.

We are controlled by Sinopec Corp, whose interests may not be aligned with yours.

As of April 1, 2011, Sinopec Corp owned 55.56% of our shares. Accordingly, it has voting and management control over us, and its interests may be different from your interests and the interests of our other shareholders. Subject to our Articles of Association and applicable laws and regulations, Sinopec Corp will be in a position to cause us to declare dividends, determine the outcome of corporate actions requiring shareholder approval or effect corporate transactions without the approval of the holders of the H shares and ADSs. Any such increase in our dividend payout would reduce funds available for reinvestment in our business and any such actions or transactions could adversely affect us or our minority shareholders. Additionally, Sinopec Corp may experience changes in its own business strategy and policies. Although we are not currently aware of any specific changes, they could, in turn, lead Sinopec Corp to change its policies or practices toward us in ways that we cannot predict, with corresponding unpredictable consequences for our business.

Our business operations may be adversely affected by present or future environmental regulations.

We are subject to extensive environmental protection laws and regulations in China. These laws and regulations permit:

•	the imposition of fees and penalties for the discharge of waste substances;

•	the levy of payments and fines for damages for environmental offenses; and

•	the government to close or suspend any facility which fails to comply with orders and require it to correct or stop operations causing environmental damage.

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

As a result of these measures, we face increased competition from foreign companies and imports. In 2011, the impact of the financial crisis will continue, the global market for petrochemical products may be slow to recover, and many overseas petrochemical companies, in particular those from neighboring areas, such as Japan, South Korea and the Middle East, have switched their focus to sales in China, which we believe, will further intensify competition in the Chinese domestic petrochemical market. In addition, tariff reductions could reduce our profit margins or otherwise negatively impact our revenue from certain products, including a small number of significant products. The PRC government may also reduce the tariffs imposed on production equipment that we may import in the future.

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

The change of currency policy and the fluctuation of Renminbi might adversely affect our business and operation results.

The exchange rate between the Renminbi and the U.S. Dollar or other foreign currencies might fluctuate and be affected by the change of Chinese political and economic conditions. In July, 2005, the Chinese government changed its policy of pegging the Renminbi to the U.S. Dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since the adoption of this new policy, the value of the Renminbi has fluctuated daily within a narrow band, but overall has appreciated against the US Dollar. Nevertheless, the PRC government continues to receive significant international pressure to further liberalize its currency policy which could result in a further and more significant appreciation in the value of the Renminbi against the US Dollar.

A small portion of our cash and its equivalents is denominated in foreign currencies (including the U.S. Dollar). The appreciation in the value of Renminbi against foreign currencies (including the U.S. Dollar) may cause a decrease in the value of our cash and its equivalents that are denominated in foreign currencies. In addition, the appreciation of Renminbi may harm the exports of our downstream manufacturers, thus adversely affecting the market demand for our products. Most our revenue is denominated in Renminbi, however, most of our purchase of crude oil and some equipment and certain loan repayments are made in foreign currencies. As such, any depreciation of the Renminbi would increase our cost and adversely affect our capacity of making profits. In addition, any depreciation of the Renminbi could adversely affect the value of the dividends of our H shares and ADSs, which we pay in foreign currencies.

The rejection of the proposed share reforms required of companies listed on the Shanghai Stock Exchange may adversely affect our market image and our ability to effectuate future transactions such as public offerings on the Shanghai Stock Exchange.

Pursuant to regulations issued by the China Securities Regulatory Commission (the “CSRC”), we were required to gain shareholder approval for and implement certain share reforms in 2006. Under the share reform plans proposed by holders of our non-circulating A Shares in 2006 and 2007, respectively, all non-circulating A Shares would be converted into circulating A Shares and may be sold publicly on the Shanghai Stock Exchange subject to any applicable lock-up period under the condition that holders of our non-circulating A Shares transfer a portion of their A Shares to holders of our circulating A Shares. However, holders of our circulating A Shares rejected both share reform plans for various reasons. No specific new proposals have yet been presented to implement the required share reforms. We are uncertain as to when such share reforms will be completed. On January 8, 2007, the Shanghai Stock Exchange began to impose stricter regulations on its listed companies that are required but unable to complete the share reforms, including imposing a cap and a basket on the price fluctuation rate set at 5% daily, stricter trading information disclosure requirements and more restrictions on future financing abilities. Since March 26, 2007, the Shanghai Stock Exchange has required us to make public announcements periodically regarding the status of our share reforms. In addition, the CSRC is expected to more strictly scrutinize any securities-related applications by publicly listed PRC companies that are required to but have failed to complete such share reforms, their major shareholders and ultimate beneficial owners. The failure to complete the proposed share reforms may adversely affect our market image and our ability to effectuate future transactions such as public offerings on the Shanghai Stock Exchange. The possibility that the CSRC and the Shanghai Stock Exchange will impose more restrictions cannot be eliminated.

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

As most of our business is conducted in China, our operations are governed principally by the laws of China. Despite the ceaseless improvement of the PRC Company Law and Securities Law, Chinese legal provisions for the protection of shareholders’ rights and access to information are different from those applicable to companies formed in the United States, Hong Kong, the United Kingdom and other developed countries or regions. You may not enjoy shareholders’ protections under Chinese law that you would be entitled to in other jurisdictions.

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

We may be classified as a passive foreign investment company (“PFIC”) by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, U.S. investors who owned our ADSs during any taxable year in which we were a PFIC generally are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances. We do not intend to provide information to permit you to make a qualified electing fund election to avoid the adverse U.S. tax consequences described above. The same adverse U.S. federal income tax consequences will apply to U.S. investors who acquire our ADSs during the current taxable year or any subsequent taxable year if we are treated as a PFIC for that taxable year.

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

Negative publicity regarding, and divestments by investors in response to, our affiliation with Sinopec Corp. and Sinopec Group, and their respective business activities in certain countries identified by the U.S. government as state sponsors of terror, may adversely impact our stock price.

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

The Complex and we, as its successor, have undergone five major stages of construction. The first stage of construction (1972 -1976) included reclamation of land and the installation of 18 production units. The second stage of construction (1980-1986) increased the Complex’s capacity for processing crude oil and doubled its capacity for synthetic fiber production. The third stage of construction (1987- 1992) primarily consisted of the installation of a 300,000 ton Rated Capacity ethylene unit, an additional crude oil refining unit and other units for the production of petrochemical products. The third stage of construction completed our transition from a synthetic fiber producer to a highly integrated producer of a wide variety of petrochemical products. The fourth stage of construction (2000-2002) mainly included the 700,000 ton Ethylene Expansion Project and Coal-Fired Power Plant Expansion Project. The fifth stage of construction (2003-2009) was mainly designed to optimize our structure and realize sustainable development, and mainly included 3,300,000t/a diesel hydrogenation unit, 1,200,000t/a delayed coking unit and other projects implemented for removing “bottlenecks” in refinery, the building of new 600,000t/a PX hydrocarbon complex unit, 150,000t/a C5 segregation unit, 380,000t/a ethane unit, etc. By implementing the fifth stage of construction, we have further optimized our structure of resources and products, maintained our comprehensive edges based on our integrated refinery and petrochemical production and enhanced our strengths in scale, cost, technology content, product quality and other aspects. See Item 4. Information on the Company – Property, Plant and Equipment – Capital Expansion Program for a description of the fifth stage of construction.

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

B. Business Overview

We are one of the largest petrochemical companies in China based on 2010 net sales and ethylene production. Our highly integrated petrochemical complex processes crude oil into a broad range of products in four major product areas:

•	synthetic fibers,

•	resins and plastics,

•	intermediate petrochemicals, and

•	petroleum products.

Based on 2010 sales volumes, we are a leading Chinese producer of synthetic fibers and resins and plastic products. We believe that we are also a leading competitor in sales of petroleum products and intermediate petrochemicals in our regional markets.

Our net sales by product category, as a percentage of total net sales in each of 2010, 2009 and 2008 are summarized as follows:

Net Sales of RMB72,095.9 million in 2010

Synthetic fibers	5.42%
Resins and plastics	20.67%
Intermediate petrochemicals	23.87%
Petroleum products	39.86%
All others	10.18%
Total	100.00%

Net Sales of RMB47,345.3 million in 2009

Synthetic fibers	5.96%
Resins and plastics	25.90%
Intermediate petrochemicals	17.79%
Petroleum products	39.96%
All others	10.39%
Total	100.00%

Net Sales of RMB59,330 million in 2008

Synthetic fibers	6.17%
Resins and plastics	25.03%
Intermediate petrochemicals	17.31%
Petroleum products	46.44%
All others	5.05%
Total	100.00%

We derive a substantial portion of our revenues from customers in Eastern China (principally Shanghai and its six neighboring provinces), an area that has experienced economic growth above the national average in recent years. We believe that we are well- positioned to take advantage of opportunities which may arise through the growth of economy of China generally and in this area in particular. Shown by geographic region and exports, our net sales by product category as a percentage of total net sales for each of 2010, 2009 and 2008 are as follows:

2010 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	85.05	14.08	0.87
Resins and plastics	87.20	12.80	0
Intermediate petrochemicals	83.07	14.08	2.85
Petroleum products	99.55	0.45	0
Total net sales	92.32	7.01	0.67

2009 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	83.00	16.04	0.96
Resins and plastics	86.66	13.34	0
Intermediate petrochemicals	83.78	14.49	1.73
Petroleum products	99.84	0.16	0
Total net sales	92.74	6.92	0.34

2008 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	80.84	17.12	2.04
Resins and plastics	86.06	13.94	0
Intermediate petrochemicals	84.88	13.79	1.33
Petroleum products	99.55	0.45	0
Total net sales	92.32	7.30	0.38

Business Strategy

2011 marks the commencement of the “Twelfth Five-year Plan”. We will actively capitalize on a relatively favorable market environment and other opportunities; focus on safety, environmental protection, energy conservation and emissions reduction; promote a green and healthy environment; continue to maintain safe and stable production and operations; improve sophisticated management standards on an ongoing basis; steadily push forward various internal reform programs; fully proceed with the construction of the Phase 6 Project; further strengthen staff team building; continue to maintain the harmony and stability of the enterprise; and endeavor to achieve stable growth in profitability.

To achieve our business objectives in 2011, we will conscientiously carry out the tasks in the following areas:

(a) Consistently devoting efforts to HSE (health, safety and environment), energy conservation and emissions reduction work.

We will devote efforts to production safety, environmental protection, occupational health, energy conservation and emissions reduction as we have done in the past. We will put safety and environmental protection work as our priority by fully implementing the all-staff HSE accountability system to strictly prevent safety and environment-related accidents and control the discharge of pollutants; continue to step up troubleshooting, prevention and control by increasing efforts to strengthen safety and environmental monitoring in key areas, key plants and vital parts; and improve the archives of occupational health of employees and implement prevention and control measures for occupational hazards. In accordance with the control objectives for energy conservation and emissions reduction set in the “Twelfth Five-year Plan”, we will further proceed with various tasks and fully enforce the responsibilities and measures for energy conservation and emissions reduction.

(b) Continuously optimizing production and operations for profitability.

We will continue to leverage our overall strength in the oil refining-petrochemical integrated industry chain, endeavor to maintain high-load and stable operation of our oil refining and petrochemical plants, and further increase the total physical production volume of our products. We will continue to improve the management and optimization of production and operations, establishing and strengthening the PIMS system to improve the overall efficiency of production and operations. We will further push forward the optimization and adjustment of raw and auxiliary materials, product mix, fuel, power and other aspects, further enhancing the standards for major technical and economic indicators. We will endeavor to reduce the procurement costs of crude oil, bulk raw materials of petrochemicals and fuels, as well as the operating costs of plants and various production and operation expenses; make efforts on product sales and after-sales service; and increase market shares, with a view to improving profitability.

(c) Pushing forward in full scale the construction of the Phase 6 Project and the progress on corporate technology.

In accordance with our requirements for “sound and fast development”, we will push forward the construction of the Phase 6 Project which comprises the refinery renovation project as the principal component. We will strengthen the all-process management of the project construction and put emphasis on controls over safety, progress, quality and costs, endeavoring to build the Phase 6 Project as a “safe, quality, profitable and sunshine project”. We will continue to focus on “bottle necks” in production operations and “short board” in market competition; accomplish practical technology development, new technology applications as well as research and development of high value-added products; and seek to explore a new direction and a new way for industry and product mix adjustments. We will continue to further the application of the computerization project and strive to rank at the top in Sinopec Corp’s evaluation on corporate information system development and application standards.

(d) Pushing forward sophisticated management on an ongoing basis

With reference to international and domestic advanced levels of management, we will deepen our work that to improve corporate sophisticated management standards on an ongoing basis. We will formulate plans for implementing recommendations to improve our operations, and integrate such recommendations into every segment of production, operations and management. We will establish a system governing cost objective indicators, and a plan to push forward the management of cost objectives for all staff on an ongoing basis. We will further improve budget management; and strengthen the formulation, control, analysis and evaluation of budget. It will lay down standardized operations that regulate internal control processes and push forward a full-scale implementation of the internal control system for all staff and in all processes within the Company.

(e) Further enhancing management systems and mechanisms

We will modify and improve the management system and mechanism to further enhance organizational performance. We will integrate various elements and resources of management; regulate our organizational structure, job responsibilities, staffing and operation flow; and build a three-tier management model at the “company-management-workshop” levels. We will commence the establishment of an integrated management system in full scale; systematically streamline and comprehensively modify the existing system; and complete the standardization reform for the system within the year. We will improve on our all-staff performance appraisal system to further strengthen the appraisal of organizational performance. We will reinforce the management of foreign investment businesses to enable them to become leading, specialized and superior enterprises that support the principal operations. We will continue to accomplish good tracking management of reformed enterprises to facilitate the continuous improvement of their capabilities and standards for self-management, self-operation and self-development.

(f) Proactively maintaining a cohesive, harmonious and stable corporate atmosphere.

We will conscientiously implement our development outline for building a corporate culture. We will vigorously carry out practical education activities for corporate culture, and proactively nurture an institutional culture and behavioral style being consistent with corporate values and philosophy, thereby creating a positive, harmonious, stable, striving and dedicated atmosphere. We will continue to reinforce the building of the operation management team, the professional technical team and the skills operation team; further improve and optimize the restructuring of human resources; streamline the path for the development of technical and skilled staff; improve the remuneration and benefits systems for staff; and improve the working environment and living conditions for staff, with a view to fully mobilizing the enthusiasm and creativity of different staff members and continuously enhancing the cohesiveness and sense of belonging among staff so as to ensure the safety, stability and harmony of the enterprise.

Principal Products

We produce four principal types of products with different specifications, including synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. We use many of the important petroleum products and intermediate petrochemicals we produce in producing our own downstream products. The following table shows our 2010 net sales by major products as a percentage of total net sales together with the typical uses of these products.

Product	% of net sales	Typical Use
SYNTHETIC FIBERS
Polyester staple fiber	0.93	Textiles and apparel
Acrylic staple fiber	4.21	Woven into fabrics or blended with other material fabrics to make fabric or acrylic top
Others	0.28

Sub-total	5.42
RESINS AND PLASTICS
Polyester chips	5.85	Polyester fibers, films and containers
PE pellets	7.88	Films, ground sheeting, wire and cable compound and other injection molding products such as housewares and toys
PP pellets	5.95	Extruded films or sheets, injection molded products such as housewares, toys and household electric appliance and automobile parts
PVA	0.59	PVA fibers, building coating materials and textile starch
Others	0.40

Sub-total	20.67
INTERMEDIATE PETROCHEMICALS
Ethylene	2.42	Feedstock for Polyethylene, EG, PVC and other intermediate petrochemicals which can be further processed into resins and plastics and synthetic fiber.
Ethylene oxide	2.02	Intermediate for chemical and pharmaceutical industry, dyes, detergents and auxiliary agents
Benzene	3.55	Intermediate petrochemical products, styrene, plastics, explosives, dyes, detergents, epoxies and nylon
Paraxylene	5.64
Butadiene	2.45	Synthetic rubber and plastics
Ethylene glycol	1.83	Fine chemicals
Others	5.96

Sub-total	23.87
PETROLEUM PRODUCTS
Gasoline	7.06	Transportation fuels
Diesel	22.43	Transportation fuels and agricultural fuels
Jet Fuel	3.87	Transportation fuels
Others	6.50

Sub-total	39.86
ALL OTHERS	10.18

Total	100.00

Production Processes

The key sectors in our vertically integrated production plants are the ethylene units which produce ethylene and propylene, and our aromatics plants which principally produce paraxylene (“PX”) and benzene. Ethylene is the major raw material in the production of polyethylene (“PE”) and monoethylene glycol (“MEG”) which, together with pure terephthalic acid (“PTA”), is used to manufacture polyester. Propylene is the major raw material in the production of acrylonitrile and polypropylene (“PP”). These products are produced through the processing of a series of petrochemical units from crude oil. Our production processes are shown in the flow chart below.

Our refinery units refine crude oil into five basic components: (1) naphtha, (2) kerosene, (3) atmospheric gas oil (“AGO”), (4) VGO, and (5) residual oil. Part of the Naphtha and part of the AGO is fed to the ethylene units primarily to produce ethylene and propylene. Part of the Naphtha is fed to the reforming prehydrogenation units to produce refined Naphtha which shall be used for the production of Aromatics. The other part of the AGO is processed into diesel oil, and kerosene is fed to the jet fuel sweetening unit to produce jet fuel. Part of the VGO is further processed in a hydrocracking unit producing mainly light and heavy naphtha, liquefied petroleum gas (“LPG”), diesel oil, various aromatic hydrocarbon products and jet fuel. The other part of the VGO and residual oil can be further processed into gasoline, diesel oil, LPG, propylene and other products.

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

Raw Materials

Crude Oil

Crude oil is our primary raw material and the most significant raw material we purchase from outside sources. In 2010, crude oil accounted for approximately 58.11 % of our total cost of sales. Accordingly, the supply and price of crude oil are key factors in determining our profitability.

Allocation and Transportation – All crude oil required by us, whether from domestic or foreign sources, is purchased through the channels of Sinopec Corp. as an agent. During 2010, we did not experience any significant problems in obtaining sufficient crude oil to meet our production needs.

Sinopec Group is responsible for preparing an annual plan on demand and supply for crude oil and petroleum products that forms the basis of the Chinese government’s annual “balancing plan” which effectively dictates our planned volume of crude oil processing in each year. Likewise, under the “balancing plan”, some of our petroleum products are designated for sale to the subsidiaries of Sinopec Group or other designated customers at market prices and we must consult Sinopec Group to sell elsewhere.

We have received confirmation from Sinopec Corp that we will receive an allocation of 0.8 million tons of domestic offshore crude oil and 10.4 million tons of foreign crude oil in 2011. Sinopec Corp has further confirmed that, subject to China’s national crude oil policy and our actual production needs, it will continue to allocate sufficient quantities and appropriate kinds of crude oil to us, including domestic offshore and foreign crude oil, to satisfy our anticipated annual needs. We anticipate fully utilizing our 2011 allocation of crude oil. We believe that the mix of crude oil feedstocks currently available is satisfactory for our 2011 production capacity and targets. Additionally, as part of China’s commitment at its accession into WTO, certain non-state-owned enterprises have been granted an increasing quota to import crude oil. Although we do not expect to obtain crude oil through this channel in the foreseeable future due to the current crude oil allocation system, this may provide us with an alternative source of crude oil supply.

Crude Oil Mix – Our refining equipment is designed to process certain grades of crude oil. Therefore, the origin and quality of the crude oil available can be important to our business. We believe, as we are significantly increasing usage of foreign crude oil, we will continue to be able to obtain from the market such foreign crude oil that is compatible with our refining equipment. The overall mix of foreign versus domestic crude oil we process in 2011 will depend on a variety of factors, including the amount of future allocations of domestic offshore crude oil and the availability, price, quality, processing profitability and compatibility with our refining capabilities of foreign crude oil. Provided there are no significant modifications to the existing channels of crude oil acquisition, we believe that sufficient supplies of crude oil will be available on the domestic or international markets for our 2011 production capacity and goals.

In 2010, our crude oil was sourced as follows:

Domestic offshore crude oil	9.87%
Foreign crude oil	90.13%

Total:	100.00%

In 2010, a minimal amount of our foreign crude oil was sourced from Iran, which is a country identified by the U.S. State Department as a state sponsor of terrorism and subject to U.S. economic sanctions and export controls. Details of the purchase volume and purchase expenses are provided below:

	Volume (thousand tons)	% of total	Amount (RMB billion)	% of total
Iran	139.2	1.5	0.480	1.4
Others	8,843.0	98.5	34.580	98.6

Total	8,982.2	100.0	35.060	100.0

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

In the past, we have not experienced disruption in our crude oil supply. We have on-site crude oil storage tanks at Chenshan wharf capable of storing approximately 300,000 cubic meters of crude oil, primarily to provide crude oil to our No. 2 atmosphere vacuum distillation facility. This crude oil storage can provide us with approximately a 2-week supply of crude oil. The crude oil for our No. 3 atmosphere vacuum distillation facility is mainly supplied from the Ningbo-Shanghai-Nanjing oil pipeline. Due to our ability to obtain crude oil from multiple sources, we are able to meet our normal requirements for crude oil.

Pricing – The price of domestic offshore crude oil is controlled by China National Offshore Oil Corporation (“CNOOC”) and Sinopec Group based on government pricing policies and by reference to the price of the crude oil of the same quality in the international market, while imported crude oil is generally sold to us at prevailing international market prices. The average cost of foreign and domestic offshore crude oil in 2010 was RMB3,921 (US$594) per ton and RMB3,966 (US$601) per ton, respectively. In 2010, we processed 9.56 million tons of foreign crude oil and 960 thousand tons of domestic offshore crude oil.

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

Coal

Most of the coal used for electricity generation is purchased through a unified system of procurement by Sinopec Corp, and the rest is purchased directly by us from mines. Coal is transported by rail from the mines to Qinhuangdao port and shipped by barge to Jinshanwei where it is delivered to the plant via a wharf and conveyer system. Our cost of coal is primarily dependent on coal price and transportation charges. Although coal may be purchased from alternative sources, railroad transportation must be obtained by allocation from the Chinese government on a monthly basis.

We expect that our total requirement for coal to generate electricity in 2011 will be approximately 2.1 million tons. In 2010, we consumed approximately 2.03 million tons of coal, an increase from 2009 of 0.24 million tons.

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

We purchase some ancillary raw materials from outside sources. These raw materials include natural gas, MX, methanol, ammonia, sodium hydroxide, sulfur, acetone, acrylonitrile, PTA, propylene and a variety of catalytic agents. In 2010, the total cost of these materials accounted for approximately 21.52% of our total cost of sales. We do not expect any difficulties in obtaining a supply of any of these ancillary raw materials in amounts sufficient to meet our needs in the foreseeable future.

Sales and Marketing

Distribution

The distribution of our fuel products is subject to government regulations. We are required to sell certain refined products to the subsidiaries of Sinopec Group or customers designated by Sinopec Group. Since the second half of 2005, Sinopec Group has executed reforms to its system of selling petrochemical products and implemented what it refers to as a “Five Consolidations” strategy featuring “consolidated marketing strategy, consolidated promotion, consolidated logistics optimization, consolidated sales and consolidated branding”. As a result, the sales of our major petrochemical products are now conducted in a consolidated manner by sales agents designated by Sinopec Group. However, we have the autonomy to decide on the distribution method of our other products in accordance with market conditions. The products we sold in 2010 that were subject to planned distribution by Sinopec Group, sales by agents and sales based on our own discretion accounted for 49.93%, 42.06% and 8.01%, respectively, of the total products we sold.

We generally sell our products to larger trading companies and industrial users with whom we have long-standing relationships, including Sinopec Group or customers designated by Sinopec Group. We believe that the transition to sales of major petrochemical products by agents designated by Sinopec Group will increase our distribution efficiency, reduce horizontal competition and enhance our overall bargaining power, by allowing us to benefit from Sinopec Group’s extensive and highly specialized sales network. It will also allow us to focus more of our resources on reducing production costs and enhancing our technical support.

We use long-term contracts to sell most of our products. We did not experience significant write-offs or defaults on our accounts receivable or other trade accounts in 2010. In general we managed to keep a stable link between production and sales in 2010.

Product breakdown

Synthetic Fibers – In 2010, 11.22% of our synthetic fiber products were purchased by provincial and municipal government trading companies that act as intermediaries between us and end-users. No single customer accounted for more than 16.68% of our sales of synthetic fibers in 2010.

Resins and Plastics – In 2010, approximately 5.57% of our resins and plastics sales were to provincial and municipal government trading companies and approximately 60.38% were sold to industrial users. No single customer accounted for more than 2.87% of our sales of resins and plastics in 2010.

Intermediate Petrochemicals – We sell a variety of intermediate petrochemical products, none of which were sold in substantial quantities.

Shanghai Chlor-Alkali Chemical Co. Ltd. (“Chlor-Alkali”) is the principal outside consumer of our ethylene. In 2010, we sold 80.6 thousand tons of ethylene, representing 8.28% of our total 2010 production of such product, to Chlor-Alkali at prices mutually agreed upon by both parties.

Petroleum Products – In 2010, our primary gasoline and diesel customer was Sinopec Huadong Sales Company Limited. We sold residual oil directly to industrial end-users for use as industrial fuel and as feedstock to produce light petroleum products.

Product Pricing

Most of our products are permitted to be sold at market prices. However, four types of petroleum products (gasoline, diesel and jet fuel, and liquefied petroleum gas) that we sell are subject to varying degrees of government pricing control and are, accordingly, sold at prices set by the Chinese government, which may sometimes be below our costs. In 2008, 2009 and 2010, approximately 43.52%, 47.70 % and 34.41%, of our net sales were from products subject to price controls. Price controls may apply to these products in various ways. Such pricing controls are sometimes applied exclusively to our products, exclusively to our competitors’ products or sometimes applied to neither our products nor our competitors’ products. The Chinese government has adopted changes to the pricing mechanism for domestic refined oil to be indirectly aligned with international crude oil prices in a controlled manner through use of certain formula(s).

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

Competition

We compete principally in the Chinese domestic market where 99.63% of our products in volume were sold in 2010. In addition, the limited transportation infrastructure in China and the difficulties involved in transporting petrochemical products force companies to compete primarily on a regional basis. In 2010, 92.32 % of our net sales were made to customers in Eastern China.

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

As a result of these measures, we are facing increased competition from foreign companies and importation. Changes in crude oil importation and distribution have affected our existing supply arrangements with Sinopec Corp.

Prior to its entry into the WTO, the Chinese government took early steps to reduce protection from import barriers. Tariffs have been gradually reduced beginning in 1997. Foreign imports result in the increased competition of domestic petrochemical products. Nevertheless, we believe that our products have been, and will continue generally to be, competitive with imports. These early steps, including tariff reductions, have exposed us to international competition and should help us meet increased competition.

In addition to tariff reductions, China is liberalizing the import of crude oil and the distribution of processed oil and other petrochemical products. Import and export of crude oil has historically been limited to designated state-owned companies. China has allocated 7.2 million tons of crude oil to non-state owned traders in 2002 and will increase this amount by 15% each year for 10 years, at which time the growth rate will be reviewed by interested WTO member countries. Similarly, several categories of processed oil are also subject to limitation requiring trade through state owned traders. China will allocate 4.0 million tons of processed oils to non-state owned traders and increase this amount by 15% annually for 10 years.

In concurrent commitments, China has agreed that minority foreign-owned enterprises would receive trading rights by December 11, 2002, majority foreign-owned enterprises would receive trading rights by December 11, 2003 and wholly foreign- owned enterprises would receive trading rights by December 11, 2004. These changes have enabled the Company to obtain more alternative sources of crude oil. We also expect that they will create additional foreign investment in China’s petrochemical industry and additional competition for us.

Overall, we think that China’s WTO entry will create substantial amounts of new investment and business in China, with a corresponding increase in sales opportunities for us.

Our Competitive Position

In the following discussion, internal consumption of resins and intermediate petrochemicals produced by integrated manufacturers in the production of downstream products are treated as sales.

Synthetic Fibers

In 2010, we had an approximate 1.02% share and imports had an approximate 1.96% share of total domestic polyester and acrylic consumption.

The following table summarizes the competitive position of our principal synthetic fibers according to domestic sales in 2010.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal domestic competitor’s share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Acrylic	19.57%	1	Jilin Province	18%	23.11%

Sources: Statistics provided to us by the Sinopec Group and the China National Council of Textiles.

Resins and Plastics

In 2010, we had an approximate 3.94% share and imports had an approximate 27.78% share of total domestic resins and plastics consumption. The following table summarizes the competitive position of our principal resins and plastics products according to domestic sales in 2010.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Polyester chips	4.74%	25	Jiangsu Province	6%	2.4%
PE	3.56%	3	Guangdong Province	8.55%	43.14%
PP	3.72%	5	Guangdong Province	5.5%	29.87%

Sources: Statistics provided to us by Sinopec Group.

Intermediate Petrochemicals

In 2010, we were one of the largest sellers of intermediate petrochemicals in China and held an approximate 5.41% share of the total domestic consumption. Imports had an approximate 28.02% share of domestic consumption. Ethylene, benzene and butadiene are our major intermediate petrochemical products. In 2010, we were a major ethylene producer in China. The following table summarizes the competitive position of our principal intermediate petrochemicals according to domestic sales in 2010.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Ethylene glycol	4.59%	1	Jiangsu Province	3%	74%

Petroleum Products

In 2010, we had an approximate 2.15% share of the total domestic petroleum products market while imports had an approximate 4.28% share. Although we have one of the largest refining capabilities in China, we use most of our refining capacity to produce feedstock for our own downstream processing of petrochemical products.

The domestic markets for each of our major petroleum products are geographically concentrated because these markets tend to be highly localized with individual producers controlling a large share of the markets in their locality. In 2010, we sold approximately 99.55% of our petroleum products in Eastern China.

Investments

We established Secco, a Sino-foreign equity joint venture, in late 2001 together with BP and Sinopec Corp, primarily to build and operate a 900,000 ton Rated Capacity ethylene petrochemical manufacturing facility. Secco completed construction and commenced its manufacturing operations in 2005. In 2009, Secco has expanded the capacity of certain facilities up to 1,090,000 tons of ethylene per annum. We own 20% of the equity interest of Secco.

In 2010, Secco achieved a total sales revenue of RMB29.169 billion, representing an increase of 77.45% from its sales revenue of RMB16.438 billion in 2009. The increase of sales revenue was attributable to an expansion and upgrade of production capacity in 2010. Secco produced 1,294,300 tons of ethylene in 2010, representing an increase of 419,000 tons over the previous year, up 47.87%. Secco achieved a net profit of RMB2,722 million in 2010, as compared to a net profit of RMB695 million in 2009. The increase in net profit was primarily due to the effect of a significant increase in sales volume.

Environmental Protection

We are subject to national and local environmental protection regulations, which currently impose a graduated schedule of fees for the discharge of waste substances, require the payment of fines for pollution and provide for the forced closure of any facility that fails to comply with orders requiring it to cease or cure certain environmentally damaging practices. We have established environmental protection systems which consist of pollution control facilities to treat certain of our waste materials and to safeguard against accidents. Because of the nature of our business, however, we store a significant amount of waste substances in the plants and discharge them into the environment after making such waste substances meet the discharge standards. During 2010, we were assessed a total of RMB34.087 million (US$5.165 million) in fees for discharges of waste substances. As of April 1, 2011, we had not been assessed any fines for environmental violations and there were no actions pending or, to our knowledge, threatened which would result in the assessment of such a fine.

We believe our environmental protection facilities and systems are adequate for the existing national and local environmental protection regulations. However, there can be no assurance that Chinese national or local authorities will not impose additional regulations that would require additional expenditures in respect of environmental matters in the future.

Insurance

We currently participate in a package of insurance coverage plan through Sinopec Group as its controlled subsidiary, which, as of December 31, 2010, was approximately RMB28.326 billion (US$4.292 billion) on our property and facilities and approximately RMB1.967 billion (US$0.298 billion) on our inventory. In addition, we maintain insurance policies for such assets as the engineering construction projects and products in transit with third-party’s commercial insurance company. The Sinopec Group insurance coverage is compulsory and applies to all enterprises controlled by Sinopec Group, pursuant to guidelines of Sinopec Group which may not be legally enforceable against Sinopec Group. Thus, there are uncertainties under Chinese law as to what percentage insurance claims we may demand against Sinopec Group.

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

Government Regulations

Following the development of several major oil fields and a growth in demand for petroleum and petrochemical products in China in the early 1970’s, the Chinese government organized petroleum refining and petrochemical production and processing plants into large complexes that would permit integrated production of petroleum products, intermediate petrochemicals, resins and plastics, and synthetic fibers.

Although the Chinese government is liberalizing its control over the petroleum and petrochemical industries in China, significant government regulations that limit the business strategies available to us remain. Central government agencies and their local or provincial level counterparts do not own or directly control our production plants. However, they exercise significant control over the petrochemical industry in areas such as pricing, production quotas, quality standards, allocation of raw materials and finished products, allocation of foreign exchange and Renminbi loans for capital construction projects. The Chinese government’s intentions with respect to the development objectives and policies for the petrochemical industry are stated as part of the Five Year Plans for National Economic and Social Development formulated every five years. These plans at both the national and Shanghai municipality level have identified the petrochemical industry as a “development industry” which may qualify companies in the petrochemical industry for preferential treatment by governmental agencies.

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

Overview

Sinopec Corp is an integrated petroleum and petrochemical company with upstream, midstream and downstream operations. Based on trading volume in 2010, Sinopec Corp is one of the largest publicly listed companies in China and one of the largest petroleum and petrochemical companies in both China and Asia. Sinopec Corp is one of the largest refiners, distributors and marketers of gasoline, diesel, jet fuel and most other major refined products in China and Asia with principal markets in the eastern and southern regions of China. Sinopec Corp is also a producer and distributor of petrochemicals in China and additionally explores, develops and produces crude oil and natural gas principally to supply its refining and chemical operations.

Subsidiaries

Details of Sinopec Corp’s principal subsidiaries are given in the table below. Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong respectively, all of the below principal subsidiaries are incorporated in China.

			Percentage of equity
Name of company	Particulars of issued capital	Type of legal entity	held by Sinopec Corp.	held by Sinopec Corp.’s Subsidiary	Principal activities
	(millions)		(%)	(%)
China Petrochemical International Company Limited	RMB1,400	Limited Company	100.00	—	Trading of petrochemical products and equipments

Sinopec Sales Company Limited	RMB1,700	Limited Company	100.00	—	Distribution of refined oil products

Sinopec Yangzi Petrochemical Company Limited	RMB16,337	Limited Company	100.00	—	Manufacturing of intermediate petrochemical products and petroleum products

Sinopec Zhongyuan Petroleum Company Limited	RMB2,400	Limited Company	93.51	—	Exploration and production of crude oil and natural gas

Fujian Petrochemical Company Limited	RMB4,769	Limited Company	50.00	—	Manufacturing of plastics, intermediate petrochemical products and petroleum products

			Percentage of equity
Name of company	Particulars of issued capital	Type of legal entity	held by Sinopec Corp.	held by Sinopec Corp.’s Subsidiary	Principal activities
	(millions)		(%)	(%)
Sinopec Shanghai Petrochemical Company Limited	RMB7,200	Limited company	55.56	—	Manufacturing of synthetic fibers, resin and plastics, intermediate petrochemical products and petroleum products

Sinopec Kantons Holdings Limited	HK$104	Limited company	72.34	72.34	Trading of crude oil and petroleum products

Sinopec Yizheng Chemical Fiber Company Limited	RMB4,000	Limited company	42.00	—	Production and sale of polyester chips and polyester fibers

Sinopec International Petroleum Exploration and Development Company Limited	RMB8,000	Limited company	100.00	—	Investment on exploration, trade and manufacturing of petroleum and nature gas

Sinopec Shell (Jiangsu) Petroleum Sales Company Limited	RMB830	Limited company	60.00	—	Distribution of refined oil products

BP Sinopec (Zhejiang) Petroleum Company Limited	RMB800	Limited Company	60.00	—	Distribution of refined oil products

Sinopec Qingdao Refining and Chemical Company Limited	RMB5,000	Limited company	85.00	—	Manufacturing of intermediate petrochemical products and petroleum products

China International United Petroleum and Chemical Company Limited	RMB3,040	Limited company	100.00		Trading of crude oil and petrochemical products

Sinopec Hainan Refining and Chemical Company Limited	RMB3,986	Limited company	75.00		Manufacturing of intermediate petrochemical products and petroleum products

Sinopec (Hong Kong) Limited	HK$5,477	Limited company	100.00	—	Trading of crude oil and petrochemical products

Sinopec Senmei (Fujian) Petroleum Ltd.	RMB1,840	Limited company	—	55.00	Marketing and distribution of refined petroleum products

Sinopec Fuel Oil Sales Corporation Limited	RMB2,200	Limited company	100.00	—	Distribution of fuel oil products

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

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for petroleum products and intermediate petrochemicals in 2010:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate (%)
Crude oil distillation units (2)	14,000,000	70.54
Hydrocracker (2)	3,000,000	85.39
Ethylene units (2)	850,000	105.14
Aromatics unit	835,000	99.64
PTA unit	400,000	97.90
EO/EG unit (2)	525,000	90.36
Acrylonitrile unit	130,000	107.16
Acetaldehyde unit	42,000	79.56
Acetic acid unit	45,000	45.44
Cracking and catalyzing	1,000,000	101.51
Delayed Coking (2)	2,200,000	108.14
Reforming prehydrogenation unit	750,000	104.63
C5 segregation unit (2)	205,000	101.81

Our two crude oil distillation units were designed and built in China. In 2010, the actual amount of crude oil we processed was approximately 10.52 million tons. Our hydrocracker uses technology from United Oil Products Corporation of the United States. Our first ethylene unit uses technology from Mitsubishi Petrochemical Corporation of Japan. The second ethylene unit uses technology from ABB Lummus Global Inc. of the United States. The aromatics unit uses technology from Universal Oil Products Corporation of the United States. The PTA unit uses technology from Mitsui Petrochemical Corporation of Japan. The EO/EG unit was constructed using technology from Scientific Design Corporation of the United States.

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for resins and plastics and synthetic fibers in 2010:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate (%)
Polyester units (3)	550,000	102.18
Polyester staple units (2)	154,000	69.39
Polyester filament units	21,000	84.70
Acrylic staple fiber units (4)	191,000	80.66
PE units (3)	408,000	101.27
PP units (3)	400,000	105.46
Vinyl acetate unit (2)	102,000	111.97

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

The acrylic fiber units were built domestically, based on a design of equipment which had been imported into China in the 1960s and that we substantially improved. In 1996, we acquired two additional acrylic fiber units which use technology from the Kawasaki Corporation of Japan. We produce PP in three identical units using technology from Himont Corporation of Italy. The PVA unit uses technology acquired from Kuraray Corporation of Japan.

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

Transportation-Related Fixtures

Crude oil, our principal raw material, is transported by pipeline and oil tanker to a crude oil terminal wharf and storage tanks. Our products leave the factory by water, rail, road and pipeline. In 2010, approximately 49.18% of our products by sales volume were collected by customers from our premises, and we delivered the balance. Our major ethylene customer is supplied via a pipeline. Some of the products collected by customers were also transported using our facilities.

Wharfs

We own two chemical wharfs at Jinshan with four berths of 3,000, 5,000, 10,000 and 25,000 tons. We also own a connecting pipeline capable of loading up to approximately 1.4 million tons of chemical products annually onto ocean-going barges and ships. In 2010, products representing 23.37% of total sales volume were shipped from the wharf. We also have a facility to load ships and barges which use the region’s inland waterways. In 2010, products representing 5.37% of total sales volume were shipped from these facilities. We believe that we have a competitive advantage because a greater proportion of our products are shipped by water as opposed to rail and truck, which is subject to capacity constraints on China’s rail and highway networks. Additionally, we own facilities for receiving crude oil and coal at docks that we own and transporting such materials by pipeline or conveyor to our production facilities.

We own an oil terminal wharf at Chenshan in Zhejiang Province, which is comprised of two berths, each of which is capable of handling 45,000 ton vessels. Two 25 kilometer pipelines connect this oil terminal wharf with our facilities.

Rail

We own a railroad loading depot with an annual capacity of 50,000 tons. The depot provides access via a spur line to the national Chinese railway system. In 2010, products representing 1.39% of total sales volume were transported from the factory by rail. Our ability to transport products by rail is limited because of China’s overburdened railway system, the allocation of use of which remains strictly controlled by the Chinese government.

Capital Expansion Program

Our principal capital expansion projects for the near term are summarized in the table and further described below. In aggregate, we expect that total investment in the projects described will be approximately RMB3 billion in 2011. This amount will be funded by our own capital and by bank loans.

Name of Project	Rated Capacity (tons/year) Date	Start	Expected Completion Date	Status
Refining Capacity Expansion
Refinery Reconstruction Project	N/A	2010	2012	Basic design submitted
Expansion of New and Existing Downstream Production Facilities
PAN Carbon Fiber Project with annual output of 1.5 thousand tons	1,500	2010	Phase I 2013	Under construction
Jin Chang Company M-PP Project with annual output of 30 thousand tons	30,000	2010	2011	Under construction
Ethanolamine Project with annual output of 50 thousand tons	50,000	2011	2012	Basic design being prepared
10,000t/a isopentene unit	10,000	2011	2011	Under construction
100,000t/a EVA project	100,000	2012	2014	Feasibility study report submitted
Other Projects
Secondary desulphurization for No. 5 and No. 6 furnaces	N/A	2011	2011	Pending approval of feasibility study report
Project of No. 2 Oxidation Unit Transformation for System Optimization, Energy Saving and Consumption Reduction	N/A	2009	2011	Under construction
No. 2 and No. 3 aromatic hydrocarbon unit transformation for improving energy efficiency	N/A	2011	2012	Feasibility study report submitted
Oxidized waste water processing facilities reconstruction	N/A	2010	2011	Under construction

N/A – not applicable.

In 2008, 2009 and 2010, we invested RMB1.511 billion, RMB2.120 billion, and RMB1.357 billion, respectively, in capital expansion projects.

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

Through implementing a refining facilities reconstruction project, we plan to further enhance the reprocessing capacity and overall capacity of refining facilities. In March 2010, Sinopec Corp. approved the feasibility study report for this reconstruction project; at present, the basic design for this project is pending approval by Sinopec Corp.; pile foundation construction was commenced in December 2010; and we plan to commence civil engineering in May 2011 and complete the construction in 2012.

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

To take advantage of our specialty in production of acrylics fiber and to improve our industrial structure and upgrade certain products, we plan to construct a PAN carbon fiber manufacturing facility with an annual output of 1.5 thousand tons. Sinopec Corp. approved the basic design for this project in December 2010; pile foundation construction was commenced in December 2010; civil engineering was commenced in February 2011; and one series of facility under phase I is planned to be put into production in February 2012.

We plan to utilize our own technology to construct an M-PP project with an annual output of 30 thousand tons at the site of the Jing Chang Company. Sinopec Corp. approved the basic design for this project in May 2010; the project is implemented in two phases; the civil engineering of phase I was commenced in December 2010, and this phase is scheduled to be commissioned in October 2011; and it’s planned that phase II will be completed by March 2012.

To take advantage of our possession of epoxyethane and the current manufacturing conditions, we plan to utilize foreign technologies to construct an ethanolamine facility with an annual output of 50 thousand tons. Sinopec Corp. approved the feasibility study report for this project in October 2010; and the construction is scheduled to commence in 2011 and be completed in 2012.

We plan to construct a set of new 10,000t/a isopentene units relying on the light C5 materials produced by the C5 units and using our own technology. Sinopec Corp. approved the basic design for this project in September 2010; pile foundation construction was commenced in February 2011; and it is planned that the conditions required for commissioning will be satisfied within this year.

We plan to construct a new 100,000t/a EVA production unit with imported technology. The feasibility study report for this project was submitted to Sinopec Corp. in May 2010. The construction of this project is scheduled to be commenced in 2012 and completed in 2014.

Other Projects

The basic design for the No. 2 oxidation unit transformation project for the purpose of further energy saving, consumption reduction, cost cutting and efficiency improvement, was approved by Sinopec Corp in May 2010. The Company started civil engineering in 2010 and plans to complete this project in 2011. The feasibility study report for No. 2 and No. 3 aromatic hydrocarbon unit transformation for improving energy efficiency was submitted to Sinopec Corp. in July 2010; and this project is scheduled to be commenced in December 2011 and completed in December 2013.

To address the disposal of waste water produced in the manufacturing process of polyester fiber, the basic design for the relevant project was approved by Sinopec Corp. in June 2010; the construction of the project was completed in September 2010; and it is planned that intermediate handover was completed in April 2011.

Sinopec Corp. approved the feasibility study report for project of flue gas desulfurization unit construction for No. 5 and No. 6 furnaces in December 2010. The Company plans to commence the construction of pile foundation in May 2011 and complete this project in December 2011.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

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

Critical Accounting Policies

The following discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during 2010. Our financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We based our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, our management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

Our principal accounting policies are set forth in Note 2 to our consolidated financial statements. The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. To enhance our readers’ understanding of our business activities, we have identified critical accounting policies. We believe the following critical accounting policies involve the most significant judgements and estimates used in the preparation of our financial statements.

Impairments for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognized in accordance with International Accounting Standard No.36 “Impairment of Assets”. Long-lived assets are reviewed for impairment at the end of each reporting period or whenever events or changes in circumstance have indicated that their carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling prices because quoted market prices for our assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. We use all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs. During the years ended December 31, 2008, 2009 and 2010, we recognized impairment charges on property, plant and equipment of RMB441 million, RMB98 million and RMB238 million, respectively.

Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual values. We review the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. There were no significant changes in these estimates during the years ended December 31, 2008, 2009 and 2010.

Impairment for bad and doubtful debts

We estimate impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. We base the estimates on the aging of the accounts receivable balance, customer credit-worthiness and historical write-off experience. If the financial condition of the customers were to deteriorate, actual impairment losses would be higher than estimated. Impairment provisions for bad and doubtful debts were nil, nil and a reversal of RMB3 million, during the years ended December 31, 2008, 2009 and 2010, respectively.

Allowance for diminution in value of inventories

If the costs of inventories fall below their net realizable values, an allowance for diminution in value of inventories is recognized. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. We base the estimates on all available information, including the current market prices of the finished goods and raw materials and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than the estimates, the actual allowance for diminution in value of inventories could be higher than estimated. Provisions for diminution in the value of inventories were RMB745 million, RMB58 million and RMB12 million during the years ended December 31, 2008, 2009 and 2010, respectively.

Income tax

In June 2007, the State Administrative of Taxation issued a tax circular (Circular No.664) to the local tax authorities requesting the relevant local tax authorities to rectify the applicable enterprise income tax (“EIT”) for nine listed companies, which included us. After the notice was issued, we were required by the relevant tax authority to settle the EIT for 2007 at a rate of 33 percent. To date, we have not been requested by the tax authorities to pay additional EIT in respect of any years prior to 2007. There is no further development of this matter during the year ended December 31, 2010. No provision has been made in the financial statements at December 31, 2010 for this uncertainty because we believe it is not probable that the Group will be required to pay additional EIT for tax years prior to 2007.

Recognition of deferred tax assets

Deferred tax assets are recognized in respect of temporary deductible differences and the carryforward of unused tax losses. We recognize deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realized or utilized. At the end of each reporting period, we assess whether previously unrecognized deferred tax assets should be recognized. The Group recognizes a previously unrecognized deferred tax asset to the extent that it is probable that future taxable profit will allow the deferred tax asset to be utilized. In addition, we assess the carrying amount of deferred tax assets that are recognized at the end of each reporting period. The Group reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available for the deferred tax asset to be utilized.

In making the assessment of whether it is probable the Group will realize or utilize the deferred tax assets, we primarily rely on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilize the deferred tax assets recognized at December 31, 2010, the Group would need to generate future taxable income of at least RMB3,310 million, of which RMB2,606 million is required to be generated by 2013 prior to the expiration of the unused tax losses. Based on estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income before the unused tax losses expire.

Government Policies

The impact of government economic, fiscal, and monetary policies can materially affect our financial condition, results of operations, and cash flows (see “Item 3. Key Information – D. Risk Factors”).

In particular, we consume large amounts of crude oil to manufacture our products of which more than 90% is imported. We attempt to mitigate the effect of increased costs due to rising crude oil prices. However, our ability to pass on these increased costs to our customers is dependent on government regulations, among other factors. Given that the increase of the sales prices of our products can lag behind the increase of crude oil costs, we sometimes fail to completely cover the increased costs by increasing our sales prices, particularly where government regulations restrict the prices of certain of our fuel products such as gasoline, diesel and jet fuel, and liquefied petroleum gas. In 2008, 2009 and 2010, approximately 43.52%, 47.70% and 34.41% of our net sales were from such products subject to price controls. Although we do receive subsidies from the Chinese government to, among other things, cover part of our losses resulting from such price controls, the amount of such subsidies vary substantially from year to year or even quarter to quarter and is difficult to predict. Although the Chinese government has adopted a new pricing mechanism for domestic refined oil products that indirectly links the prices of these products to international crude oil prices (see “—Item 4. Information on the Company – B. Business Overview – Product Pricing”), such pricing mechanism is still not transparent. Moreover, the Chinese government controls the distribution of many petroleum products in China. For instance, some of our petroleum products are required to be sold to designated distributors (such as the subsidiaries of China Petroleum & Chemical Corporation). Because we cannot freely sell our fuel products to take advantage of opportunities for higher prices we sometimes are not be able to fully cover increases in crude oil prices by increases in the sale prices of our products, which has had and will continue to have a material adverse effect on our financial condition, results of operations and cash flows.

In addition, the exchange rates between the Renminbi and the U.S. Dollar or other foreign currencies are affected by Chinese government policies. In particular, the value of the Renminbi is only permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. In recent years, the trend has been for the Renminbi to appreciate in value relative to other currencies, and the PRC government continues to receive significant international pressure to liberalize its currency policy. Most of our revenue is denominated in Renminbi, however, most of our purchase of crude oil and some equipment and certain loan repayments are made in foreign currencies. In general, the trend for appreciation of the Renminbi has been helpful to us since our foreign crude oil purchases constitute such a large portion of our total costs. By contrast, any depreciation of the Renminbi would increase our costs and adversely affect our capacity of making profits. In addition, any depreciation of the Renminbi could adversely affect the value of the dividends of our H shares and ADSs, which we pay in foreign currencies. Further appreciation in the value of Renminbi against foreign currencies (including the U.S. Dollar) may cause a decrease in the value of our cash and its equivalents that are denominated in foreign currencies.

Summary

The following table sets forth our sales volumes and net sales for the years indicated:

	For the years ended December 31
	2008			2009			2010
	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales

Synthetic Fibers	278.4	3,662.0	6.2	245.8	2,823.7	6.0	255.9	3,906.6	5.4

Resins and Plastics	1,462.6	14,850.3	25.0	1,543.3	12,263.6	25.9	1,620.2	14,900.0	20.7

Intermediate Petrochemicals	1,347.1	10,271.8	17.3	1,519.4	8,421.0	17.8	2,386.5	17,206.4	23.9

Petroleum Products	5,747.0	27,552.9	46.4	5,271.4	18,917.9	39.9	6,342.8	28,733.9	39.9

All others	—	2,992.8	5.1	—	4,919.1	10.4	—	7,349.0	10.1

Total	8,835.1	59,329.8	100.0	8,579.9	47,345.3	100.0	10,605.4	72,095.9	100.0

The following table sets forth a summary statement of the Group’s consolidated statements of income for the years indicated:

	For the years ended December 31
	2008		2009		2010
	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales
Synthetic fibers
Net sales	3,662.0	6.2	2,823.7	6.0	3906.6	5.4
Operating expenses	(5,313.5)	(9.0)	(2,812.3)	(5.9)	(3,471.0)	(4.8)
Segment (loss)/profit	(1,651.5)	(2.8)	11.4	0.1	435.6	0.6
Resins and plastics
Net sales	14,850.3	25.0	12,263.6	25.9	14,900.0	20.7
Operating expenses	(17,027.0)	(28.7)	(11,419.3)	(24.1)	(13,908.9)	(19.3)
Segment (loss)/profit	(2,176.7)	(3.7)	844.3	1.8	991.1	1.4
Intermediate petrochemicals
Net sales	10,271.8	17.3	8,421.0	17.8	17,206.4	23.9
Operating expenses	(10,314.5)	(17.4)	(8,230.2)	(17.4)	(16,841.3)	(23.4)
Segment (loss)/profit	(42.7)	(0.1)	190.8	0.4	365.1	0.5
Petroleum Products
Net sales	27,552.9	46.4	18,917.9	39.9	28,733.9	39.9
Other income	2,312.2	3.9	—	—	—	—
Operating expenses	(33,811.0)	(57.0)	(18,113.0)	(38.3)	(27,593.6)	(38.3)
Segment (loss)/profit	(3,945.9)	(6.7)	804.9	1.6	1,140.3	1.6
Others
Net sales	2,992.8	5.1	4,919.1	10.4	7,349.0	10.1
Operating expenses	(2,993.3)	(5.1)	(4,747.0)	(10.0)	(7,314.0)	(10.1)
Segment (loss)/profit	(0.5)	0.0	172.1	0.4	35.0	(0.0)
Total
Net sales	59,329.8	100.0	47,345.3	100.0	72,095.9	100.0
Other income	2,312.2	3.9	—	—	—	—
Operating expenses	(69,459.3)	(117.1)	(45,321.8)	(95.7)	(69,128.8)	(95.9)
(Loss)/ income from operations	(7,817.3)	(13.2)	2,023.5	4.3	2,967.1	4.1
Net financing costs	(330.4)	(0.6)	(321.1)	(0.7)	(95.2)	(0.1)
Investment income	131.8	0.2	222.8	0.5	0.2	0.0
Share of profits of associates and jointly controlled entities	1.5	0.0	241.3	0.5	661.3	0.9
(Loss)/earnings before income tax	(8,014.4)	(13.5)	2,166.5	4.6	3,533.4	4.9
Income tax	1,812.7	3.1	(511.0)	(1.1)	(736.4)	(1.0)
Net (loss)/ income	(6,201.7)	(10.4)	1,655.5	3.5	2,797.0	3.9
Attributable to:
Equity shareholders of the Company	(6,238.4)	(10.5)	1,591.0	3.4	2,771.6	3.8
Non-controlling interests	36.7	0.1	64.5	0.1	25.4	0.1
Net (loss)/ income	(6,201.7)	(10.4)	1,655.5	3.5	2,797.0	3.9

(1)	Net sales represent sales revenue of the respective segments after sales taxes and surcharges. Operating expenses represent cost of sales, selling and administrative expenses and other operating expenses /income, as allocated to respective segments.

Results of Operations

Year ended December 31, 2010 compared with year ended December 31, 2009.

Net sales

In 2010, our net sales amounted to RMB72,095.9 million, representing an increase of 52.28% from RMB47,345.3 million of the previous year. In 2010, the global economy experienced a slow recovery under the impact of large-scale economic stimulus policies launched by various nations amid a complex environment. The world’s petroleum and petrochemical industry gradually emerged from the shadow of the global financial crisis, showing signs of recovery and slowly regaining strength. The policy package introduced by China to cope with the impact of the global financial crisis came into full effect. Thereby, there was a significant increase in the supply and demand of petrochemical products, with the overall market supply and demand remaining stable and production and sales being carried out smoothly. Prices tended to stay on a steady rise and the overall price level in petroleum and chemical industry increased for the year. For the year ended December 31, 2010, the weighted average prices (excluding tax) of our synthetic fibers, resins and plastics, intermediate petrochemical products and petroleum products increased by 32.89%, 15.73%, 30.09% and 26.23% respectively over the previous year.

(i) Synthetic fibers

In 2010, the net sales of synthetic fiber products amounted to RMB3,906.6 million, representing a 38.35% increase compared to RMB2,823.7 million in the previous year. The weighted average price of synthetic fibers increased by 32.89% as compared to the previous year. In particular, the price of acrylic fiber, the principal product of synthetic fiber of the Group, increased by 36.57% over the previous year driven by the price increase in cotton. In addition, the total sales volume of synthetic fibers increased by 4.09% as compared to the previous year due to the fact that sales volumes of major synthetic fiber products rose to various degrees resulting from an increase of domestic market demand.

Net sales of synthetic fiber products accounted for 5.40% of our total net sales in 2010, representing a decrease of 0.60 percentage point as compared to the previous year.

(ii) Resins and plastics

The net sales of resins and plastics amounted to RMB14,900.0 million in 2010, representing an increase of 21.50% as compared to RMB12,263.6 million in 2009. The weighted average price of resins and plastics in 2010 increased by 15.73% and sales volume in 2010 increased by 4.99%. Among resins and plastics products, the average sales price of polyester pellet for 2010 increased by 21.13% and sales volume increased by 8.25%; the average sales price of polypropylene increased by 17.96% and sales volume increased by 2.10%. The sales of polyester pellet and polypropylene accounted for 28.35% and 28.85% of the total sales of resins and plastics respectively.

Net sales of resins and plastics accounted for 20.70% of our total net sales in 2010, representing a decrease of 5.20 percentage points as compared to the previous year.

(iii) Intermediate petrochemicals

The net sales of intermediate petrochemical products amounted to RMB17,206.4 million in 2010, representing an increase of 104.33% as compared to RMB8,421.0 million in 2009, with the weighted average price of intermediate petrochemical products increasing by 30.09% as compared to the previous year. Following the commencement of operation of the 600,000-ton/year PX aromatics complex in the second half of 2009, the production volume and sales volume of intermediate petrochemical products increased significantly with a year-on-year increase of 57.07% in sales volume. Among the intermediate petrochemical products, weighted average prices of purified petroleum benzene and butadiene increased by 32.98% and 80.50%, respectively. The sales of purified petroleum benzene and butadiene accounted for 14.89% and 10.27% of the total sales of intermediate petrochemical products, respectively.

Net sales of intermediate petrochemical accounted for 23.90% of our total net sales in 2010, representing an increase of 6.10 percentage points as compared to the previous year.

(iv) Petroleum products

The net sales of petroleum products amounted to RMB28,733.9 million in 2010, representing an increase of 51.89% as compared to RMB18,917.9 million in the previous year, with weighted average product prices increasing by 26.23% as compared to 2009 while sales volume increased by 20.32%. Due to the impact of a significant increase in demand from the domestic market, the market demand for diesel and gasoline increased as compared to the previous year which led to increases of 25.32% and 18.04% in the Group’s sales volume of diesel and gasoline respectively. The sales of diesel and gasoline accounted for 58.36% and 19.19% of the total sales of petroleum products respectively.

Net sales of petroleum products accounted for 39.90% of our total net sales in 2010, basically at par with the previous year.

(v) Other activities

The net sales of other activities amounted to RMB7,349.0 million in 2010, representing an increase of 49.40% as compared to RMB4,919.1 million in the previous year. Such increase in the net sales was mainly attributed to a significant increase in the trading volume of petrochemical products as compared to the previous year.

Net sales of other activities accounted for 10.10% of our total net sales in 2010, basically at par with the previous year.

Operating Expenses

Our operating expenses are comprised of cost of sales, selling and administrative expenses, other operating expenses and other operating income.

Our operating expenses increased substantially by 52.53% to RMB69,128.8 million in 2010 as compared to RMB45,321.8 million in 2009. The operating expenses of synthetic fibers, resins and plastics, intermediate petrochemicals, petroleum products and other activities amounted to RMB3,471.0 million, RMB13,908.9 million, RMB16,841.3 million, RMB27,593.6 million and RMB7,314.0 million, respectively, representing increases of 23.42%, 21.80%, 104.63%, 52.34% and 54.08%, respectively, as compared to 2009.

(i) Synthetic fibers

The operating expenses of synthetic fibers in 2010 increased by RMB658.7 million as compared to the previous year, primarily due to increased unit prices for raw materials (e.g. acrylonitrile) for producing synthetic fibers and an increase in production volume.

(ii) Resins and plastics

Our operating expenses of resins and plastics in 2010 increased by RMB2,489.6 million as compared to the previous year, which was primarily due to increased unit costs for raw materials such as ethylene and propylene.

(iii) Intermediate petrochemicals

The operating expenses of intermediate petrochemicals in 2010 increased by RMB8,611.1 million as compared to the previous year, which was mainly attributable to a significant increase in sales volume of intermediate petrochemical products, and the corresponding increases in costs and expenses of intermediate petrochemical products resulting from the increase in unit cost of intermediate petrochemical products following the increase in average unit cost of crude oil during 2010.

(iv) Petroleum products

The operating expenses of petroleum products in 2010 increased by RMB9,480.6 million as compared to the previous year, primarily due to the increase in crude oil prices (which was our major production raw material) and an increased processing volume, which directly led to an increase in the operating expenses of petroleum products.

(v) Other activities

The Group’s operating expenses of other activities in 2010 increased by RMB2,567.0 million as compared to the previous year, which was primarily attributable to increased costs and expenses of petrochemical products resulting from a significant increase in external sales volume of petrochemical products.

•	Cost of sales

The cost of sales amounted to RMB68,313.9 million in 2010, representing a significant increase of 51.77% compared to RMB45,010.2 million in 2009, primarily due to an increase in crude oil prices in 2010 which was our major raw material and a significant increase in product sales volume. Cost of sales accounted for 94.75% of the net sales for 2010.

(i) Crude Oil

In 2010, we processed 10,520,700 tons of crude oil (including 408,900 tons of crude oil processed on a sub-contracting basis), representing an increase of 1,762,900 tons as compared to 8,757,800 tons in the previous year. The volumes of imported crude oil and domestic offshore crude oil processed by us were 9,560,300 tons and 960,400 tons, respectively.

The total cost of crude oil processed by us in 2010 amounted to RMB39,694.6 million, representing a significant increase of 50.07% as compared to RMB26,450.0 million in the previous year and accounting for 58.11% of the total cost of sales. The weighted average cost of our crude oil was RMB3,925.56 per ton, representing an increase of 29.98% as compared to the previous year. The average costs of imported crude oil and domestic offshore crude oil were RMB3,921.28 per ton and RMB3,966.34 per ton, respectively.

(ii) Other expenses

The expenses for other auxiliary raw materials were RMB14,699.0 million in 2010, representing a significant increase of 90.28% as compared to RMB7,724.9 million in the previous year, which was primarily attributable to an increase in the cost of auxiliary raw materials as a result of the increase in the crude oil price, and an increase in the consumption of ancillary materials as a result of the increase in the crude oil processing volume.

•	Selling and administrative expenses

Selling and administrative expenses amounted to RMB628.8 million in 2010, representing an increase of 39.61% as compared to RMB450.4 million in the previous year, mainly due to an increase in the sales transportation expenses as a result of an increase in our sales volume during 2010, and an increase in agency fees with respect to product sales in routine (continuing) connected transactions resulted from the increase in production volume.

•	Other operating income

Other operating income amounted to RMB109.8 million in 2010, a decrease of 60.39% compared to RMB277.2 million in the previous year, which was primarily due to an income of RMB91.8 million generated from the disposal of lease prepayments on land and an income of RMB72.2 million generated from the disposal of other investment in 2009, which did not occur during 2010.

•	Other operating expenses

Other operating expenses increased from RMB138.3 million in the previous year to RMB296.0 million in 2010, representing an increase of 114.03%, which was primarily due to an increase of RMB139.7 million in our impairment losses of fixed assets during 2010 period as compared to the previous year. In addition, our loss on disposal of fixed assets during 2010 increased by RMB28.6 million as compared to the previous year.

Income from operations

Income from operations amounted to RMB2,967.1 million in 2010, representing a significant increase of RMB943.6 million as compared to RMB2,023.5 million in the previous year, which was primarily due to a significant increase in our operating efficiency during 2010.

Net financing costs

Our net financing costs were RMB95.2 million in 2010, representing a significant decrease of 70.35% as compared to RMB321.1 million in previous year, which was primarily attributable to an increase of RMB157.2 million in net foreign exchange gain during 2010 period, and a decrease of RMB84.0 million in interest expense as compared to the previous year.

Investment income

Our investment income was RMB0.2 million in 2010. In 2009 our investment income was RMB222.8 million, which was mainly comprised of gain on disposal of available-for-sale financial assets.

Earnings before income tax

Our earnings before income tax was RMB3,533.4 million in 2010, representing a substantial increase of RMB1,366.9 million as compared to RMB2,166.5 million in the previous year.

Income tax

Our income tax expense was RMB736.4 million in 2010, representing an increase of RMB225.4 million as compared to RMB511.0 million in the previous year. The change was in line with the increase on our taxable income.

In accordance with the PRC Income Tax Law (as amended) which took effect from January 1, 2008, the income tax rate of the Group in 2010 was 25% (2009: 25%).

Net Income

Our net income was RMB2,797.0 million in 2010, representing a substantial increase of RMB1,141.5 million as compared to RMB1,655.5 million in the previous year.

Year ended December 31, 2009 compared with year ended December 31, 2008.

Net sales

Our total net sales decreased by 20.20% to RMB47,345.3 million in 2009 compared to RMB59,329.8 million in 2008. In early 2009, the impact of the global financial crisis on the real economy became more apparent. With decreasing demand and plummeting prices, the domestic petrochemical market continued with the downward trend of late 2008. A package of stimulus policies aimed at “expanding domestic demand and maintaining growth” implemented by the Chinese government helped cause demand in the market to bounce back from the bottom in March. Since then, the overall market trends have been better. The demand for some staple products gradually increased and consumption of products continued to recover. The prices of petrochemical products in the market also began to increase. However, in general, the average price of various petrochemical products in 2009 decreased slightly as compared to 2008. For the year ended December 31, 2009, the weighted average prices (excluding tax) of our synthetic fibers as well as resins and plastics, intermediate petrochemicals and petroleum products decreased by 12.66%, 21.74%, 27.32% and 25.14%, respectively as compared to 2008.

(i) Synthetic fibers

The net sales of synthetic fiber products decreased to RMB2,823.7 million in 2009, representing a 22.89% decrease compared to RMB3,662.0 million in 2008. The weighted average price of synthetic fibers decreased by 12.66% as compared to 2008. As a result of the global economic crisis, the sales volume of our synthetic fibers in 2009 further decreased, which led to a decrease of 11.71% in the total sales of synthetic fibers as compared to 2008. With the recovery of the textile market in the second half of 2009, the demand in the market for the synthetic fiber products increased slightly. In the fourth quarter of 2009, the market price for acrylic fiber, the main product of synthetic fiber, was close to reaching its highest price in history.

Net sales of synthetic fiber products accounted for 6.00% of our total net sales in 2009, representing a decrease of 0.20 percentage points as compared to 2008.

(ii) Resins and plastics

The net sales of resins and plastics decreased to RMB12,263.6 million in 2009, representing a decrease of 17.42% compared to RMB14,850.3 million in 2008. Weighted average sales price of resins and plastics in 2009 decreased by 21.74% compared to 2008 and sales volume in 2009 increased by 5.52% compared to 2008. Among our resins and plastics products, the average sales price of polyester chips for 2009 decreased by 16.60% compared to 2008 and the sales volume increased by 4.76% compared to 2008. The average sales price of polyethylene for 2009 decreased by 21.89% as compared to 2008 and the sales volume increased by 4.66% as compared to 2008. The sales volume of polyester chips and polyethylene accounted for 26.25% and 29.09% of our total sales of resins and plastics in 2009 respectively. With the implementation of a national government investment plan in an amount of RMB4,000 billion, the demand for resins and plastics in the market should increase steadily as compared to 2008.

Net sales of resins and plastics accounted for 25.90% of our total net sales in 2009, representing an increase of 0.90 percentage points as compared to 2008.

(iii) Intermediate petrochemicals

The net sales of intermediate petrochemicals decreased to RMB8,421.0 million in 2009, representing a decrease of 18.02% compared to RMB10,271.8 million in 2008, with the weighted average price of intermediate petrochemicals decreasing by 27.32% compared to 2008 and sales volume increasing by 12.79% as compared to 2008. Among our intermediate petrochemicals, the weighted average sales prices of pure benzene and ethylene oxide decreased by 34.28% and 37.71% respectively as compared to 2008. The sales volume of pure benzene and ethylene oxide accounted for 14.65% and 12.87% of our total sales of intermediate petrochemicals in 2009 respectively.

The net sales of intermediate petrochemicals accounted for 17.80% of our total net sales in 2009, representing an increase of 0.50 percentage points as compared to 2008.

(iv) Petroleum products

The net sales of petroleum products decreased to RMB18,917.9 million in 2009, representing a decrease of 31.34% compared to RMB27,552.9 million in 2008, with a decrease of 25.14% in the weighted average price as compared to 2008, and with a decrease of 8.28% in the sales volume. As a result of the global economic crisis, the demand for diesel oil in the market decreased as compared to 2008, which led to a decrease of 19.06% in our sales volume of diesel oil. Diesel oil is mainly used for the transportation industry. According to relevant statistics, the business volume for the Chinese transportation industry in 2009 decreased by 20% as compared to 2008.

The net sales of petroleum products accounted for 39.90% of our total net sales in 2009, representing a decrease of 6.50 percentage points as compared to 2008.

(v) Other activities

The net sales from other activities increased to RMB4,919.1 million in 2009, representing an increase of 64.36% compared to RMB2,992.8 million in 2008 primarily due to a significant increase in our trading volume of petrochemical products at one subsidiary as compared to 2008.

Operating Expenses

Our operating expenses are comprised of cost of sales, selling and administrative expenses, other operating expenses and other operating income.

Our operating expenses significantly decreased by 34.75% to RMB45,321.8 million in 2009 compared to RMB69,459.3 million in 2008. The cost of sales and expenses of synthetic fibers, resins and plastics, intermediate petrochemicals, and petroleum products amounted to RMB2,812.3 million, RMB11,419.3 million, RMB8,230.2 million and RMB18,113.0 million, respectively, representing decreases of 47.07%, 32.93%, 20.21% and 46.43%, respectively, as compared to 2008. The operating expenses of other activities amounted to RMB4,747.0 million, representing an increase of 58.59% as compared to 2008.

(i) Synthetic fibers

The operating expenses of synthetic fibers decreased by RMB2,501.2 million compared to 2008, primarily due to a decrease in the unit price of raw materials for producing synthetic fibers.

(ii) Resins and plastics

The operating expenses of resins and plastics decreased by RMB5,607.7 million as compared to 2008, primarily due to decreased unit costs for raw materials such as ethylene and propylene.

(iii) Intermediate petrochemicals

The operating expenses of intermediate petrochemicals decreased by RMB2,084.3 million compared to 2008, which was mainly attributable to a decrease in unit cost of intermediate petrochemicals resulting from the decrease in the annual average unit cost of crude oil, which directly led to a decrease in the operating expenses of intermediate petrochemicals.

(iv) Petroleum products

The operating expenses of petroleum products decreased by RMB15,698.0 million compared to 2008, primarily due to the decrease in crude oil prices (which is our major production raw material) which directly led to a significant decrease in the operating expenses of petroleum products.

(v) Other activities

The operating expenses of other activities increased by RMB1,753.7 million compared to 2008, which was primarily attributable to the significant increase of trading volume of petrochemical products at one subsidiary.

•	Cost of sales

Cost of sales significantly decreased to RMB45,010.2 million in 2009, representing a decrease of 34.35% compared to RMB68,556.4 million in 2008, and the cost of sales accounted for 95.07% of the net sales for 2009, primarily due to the significant decrease in crude oil prices in 2009, which was our major raw material.

(i) Crude Oil

In 2009, we processed 8,757,800 tons of crude oil (no imported crude oil was processed on a sub-contracting basis during the year), representing a decrease of 480,500 tons compared to 9,238,300 tons in 2008. The volumes of imported crude oil and offshore crude oil processed by us were 8,076,900 tons and 680,900 tons, respectively.

The total cost of crude oil processed by us in 2009 amounted to RMB26,450.0 million, representing a significant decrease of 46.02% compared to RMB48,997.0 million in 2008 and accounting for 58.76% of the total cost of sales. The weighted average cost of crude oil for us was RMB3,020.15 per ton, representing a significant decrease of 43.06% as compared to 2008. The average cost of imported crude oil and offshore crude oil processed by us were RMB3,053.40 per ton and RMB2,625.79 per ton, respectively. Because our offshore crude oil is mainly purchased in the first half year, the average cost of the offshore crude oil processed by us was relatively lower.

(ii) Other expenses

The expenses for other ancillary materials were RMB7,724.9 million in 2009, representing a decrease of 22.59% compared to RMB9,978.8 million in 2008, which was primarily attributable to the decrease of the cost of ancillary materials resulting from the decreased crude oil price.

•	Selling and administrative expenses

Selling and administrative expenses amounted to RMB450.4 million, representing a decrease of 3.76% compared to RMB468.0 million in 2008 primarily due to a decrease in the sales operation fees resulting from the decrease of sales volume and a decrease in our sales agency fees for daily (continuous) related party transactions during 2009.

•	Other operating income

Other operating income amounted to RMB277.2 million in 2009, representing an increase of 90.91% compared to RMB145.2 million in 2008, which was primarily due to income of RMB92.0 million from the disposal of land use right and an increase in income from other investments during 2009.

•	Other operating expenses

Other operating expenses decreased from RMB580.0 million in 2008 to RMB138.3 million in 2009, representing a decrease of 76.16%, primarily due to a decrease of RMB342.5 million in our provision made for impairments of fixed assets during 2009 as compared to 2008. On the other hand, our employee reduction expenses during 2009 decreased by RMB77.3 million as compared to 2008.

Income/ (loss) from operation

We earned an operating profit of RMB2,023.5 million in 2009, representing a significant increase of RMB 9,840.8 million compared to an operating loss of RMB7,817.3 million in 2008, which was primarily due to a significant decrease in cost of sales and other expenses during 2009.

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

Our primary sources of funding have been cash provided by our operating activities, short-term and long-term loans. Our primary uses of cash have been for working capital, capital expenditures and repayment of short-term and long-term loans. We prepare monthly cash flow budgets to ensure that we will always have sufficient liquidity to meet our financial obligations as they become due. We arrange and negotiate financing with financial institutions and maintain a certain level of standby credit facilities to reduce liquidity risk. We believe that our current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet our working capital requirements and repay our short term debts and obligations when they become due. In addition, we will continue to optimize our fund raising strategy from short and long-term perspectives to take advantage of low interest rates by issuing corporate bonds or debts with low financing costs.

The following table sets forth a condensed summary of our consolidated statement of cash flows for the year ended December 31, 2009 and 2010.

	Year Ended December 31,
Cash flow data	2009	2010
	(Millions of RMB)
Net cash generated from operating activities	3,346.9	3,973.7
Net cash used in investing activities	(2,175.4)	(463)
Net cash used in financing activities	(1,673.3)	(3,535.9)
Net decrease in cash and cash equivalents	(501.8)	(25.5)

Net cash generated from operating activities

The net cash generated from operating activities amounted to RMB3,973.7 million in 2010, representing an increase in cash inflows of RMB626.8 million as compared to the net cash inflows of RMB3,346.9 million in the previous year. Due to the significant improvement in our operating activities during 2010, net cash inflows from profit before tax (net of depreciation and impairment losses of fixed assets) amounted to RMB5,426.8 million in 2010, representing an increase of RMB1,513.0 million of cash inflows compared to net cash inflows of RMB3,913.8 million in the previous year. Our decreased inventory balance led to an increase in operating cash inflow of RMB1,512.8 million in 2010 (as compared to a decrease in operating cash inflow of RMB2,391.6 million due to increased inventories at the end of the previous year). Increases in the year-end balances of debtors, bills receivable and prepayments led to a decrease in operating cash inflow of RMB1,571.1 million in 2010 (as compared to an increase in operating cash inflow of RMB202.9 million during the previous year as a result of a decrease in such year-end balances). Decreases in the year-end net balances of amounts due to related parties led to an increase in operating cash outflow of RMB1,881.4 million (as compared to a decrease in operating cash outflow of RMB1,362.4 million during the previous year as a result of an increase in such year-end balances).

Net cash used in investing activities

Net cash outflow from investing activities decreased from RMB2,175.4 million in 2009 to RMB463.3 million in 2010, mainly representing: (i) a decrease in capital expenditure of RMB 763.4 million, (ii) an increase in cash inflow of RMB193.9 million due to the proceeds from disposal of investments and (iii) a decrease in cash outflow of RMB837.0 million as there was no purchase of investments and associates during 2010.

Net cash used in financing activities

Net cash outflow from financing activities increased from RMB1,673.3 million in 2009 to RMB3,535.9 million in 2010, mainly representing an increase in repayment of loans and borrowings.

Borrowings and banking facilities

As a result of the global economic downturn after the financial crisis, we had to take on an increased amount of borrowings in 2008 and 2009. In 2010, as the global and domestic general economic conditions recovered, we expanded and upgraded our production capacity, enhanced capital management, controlled the size of monetary funds and interest-paid debts and facilitated cash turnover. During 2010, our total borrowings decreased and our cash flow maintained sustainable growth, and our overall economic efficiency increased.

Our total borrowing at the end of 2010 amounted to RMB4,570.4 million, representing a decrease of RMB3,508.5 million as compared to the end of the previous year, of which short-term debts decreased by RMB3,379.2 million, and long-term debts decreased by RMB129.2 million. The primary use of the proceeds of our short-term debt instruments is to finance working capital and capital expenditure needs. We have generally been able to arrange short-term loans with several PRC financial institutions as necessary. The short-term debt obligations, as of December 31, 2010 and 2009 were as follows.

	Year Ended December 31,
Short-term debt instruments	2009	2010
	(Millions of RMB)
Short-term bank loans (1)	6,460.4	2,885.4
Short-term loans from a related party (2)	240.0	410.0
Short-term corporate bonds (3)	1,000.0	1,000.0
Current portion of long-term bank loans	74.3	100.0

	7,774.7	4,395.4

(1)	All the short-term bank loans were credit loans, which were due in 2011. We obtained a credit rating of AA- for financing loans, assessed by Centrus Business Credit Consulting Co., Ltd, a credit rating agency authorized by the People’s Bank of China. As of December 31, 2010, we had standby credit facilities of RMB9,300.0 million (2009: RM9,100.0 million), which are effective until the end of 2011. Out of the total banking facilities granted, amounts totaling RMB2,363.3 million had been utilized as of December 31, 2010 (2009: RMB4,458.0 million). We believe that we will be able to renew these facilities when they expire based on our well-established relationships with various lenders.

(2)	We borrowed short-term loans from a subsidiary of Sinopec Group, Sinopec Finance Company Limited, on terms no less favorable than terms available from the other commercial banks in China. We have entered into the Comprehensive Services Framework Agreement with Sinopec Group so as to obtain financial services from Sinopec Finance Company Limited for the three years ending December 31, 2011, 2012 and 2013.
(3)	We issued RMB1,000.0 million 365-day unsecured corporate bonds to corporate investors in the PRC interbank debenture market on June 23, 2010. The bonds were issued at 100% of face value, with an effective yield of 3.27% per annum, and mature on June 23, 2011. In February 2006, December 2006 and April 2009, we issued unsecured corporate bonds of RMB1,000.0 million, RMB2,000.0 million and RMB1,000.0 million respectively and with maturity of 270 days, 365 days, and 330 days respectively. The above-mentioned corporate bonds were repaid on a timely basis. We obtained a credit rating of AA+ for corporate bonds, assessed by Shanghai Brilliance Credit Rating & Investors Service Co., Ltd., a credit rating agency recognized by the People’s Bank of China to provide the credit rating service in China market.

Our ability to renew our short-term loans and obtain additional external financing in the future and the cost of such financing are subject to a variety of uncertainties, including:

•	the cost of financing and the condition of financial markets;

•	our future operating performance, financial condition and cash flows; and

•	potential changes in monetary policy of the PRC government with respect to bank interest rates and lending practices.

If we fail to rollover, extend or refinance our short-term debts as necessary in a timely manner, we may be unable to meet our obligations in connection with debt servicing, trade and bills payable and/or other liabilities when they become due. See also Item 3.D. Key Information - Risk Factors - Our development and operation plans have significant capital expenditure and financing requirements, which are subject to a number of risks and uncertainties.

In light of our good credit standing and various financing channels, we believe that we will not experience any difficulty in financing.

We managed to maintain our asset-liability ratio at a safe level by enhancing controls over both liabilities (including borrowings) and financing risks. We generally does not experience any seasonality in borrowings. However, due to the nature of the capital expenditures plan, long-term bank loans can be arranged in advance of expenditures while short-term borrowings and corporate bonds are used to meet operational needs. The terms of our existing borrowings do not restrict its ability to pay dividends on its shares.

Liability-to-asset ratio

As at December 31, 2010, our liability-to-asset ratio was 37.62% (2009: 48.85%). The ratio is calculated using this formula: total liabilities/total assets.

Inventory management

At the beginning of every year, the management determines the appropriate levels of inventories to maintain on the basis of annual production and operating plans, financial budgets and market conditions. Every six months, the management conducts an inventory status analysis in conjunction with its supply, production, marketing, financial and other departments. Together, the team develops a plan for keeping inventories at a regular level.

Management assesses the realizability of our inventories based on the estimates of the net realizable value of the inventories at the end of each reporting period. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. We base the estimates on all available information, including the current market prices of the finished goods and raw materials and historical operating costs. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. If the actual selling prices were to be lower or the costs of completion were to be higher than the estimates, the actual allowance for diminution in value of inventories could be higher than estimated. In addition, management periodically reviews inventory aging information to assess if any obsolete inventories are required to be written down at the period end. Based on our assessments, we recorded write-down of inventories of RMB745 million, RMB58 million, and RMB12 million respectively for the years ended December 31, 2008, 2009 and 2010. The large amount of write-downs recognized in 2008 was mainly driven by the significant decrease in crude oil prices from the last quarter of 2008 to early 2009 as a result of the global economic slowdown. Barring unforeseeable changes that may occur to the current economic environment in either China or worldwide, our management does not anticipate encountering major difficulties with our attempt to realize by the end of 2011 the bulk of our inventories as of December 31, 2010 after deducting for diminution in values.

Capital expenditure

In 2010, our capital expenditures amounted to RMB1,356.8 million, representing a decrease of 36.01% as compared RMB2,120.3 million in capital expenditures in 2009. Major projects include the following:

Project	Total project investment RMB million	Project progress as at December 31, 2010

Natural Gas Integrated Utilization Project	195.0	Completed

The Refinery Upgrade Project	6,628.0	Preliminary work

The Carbon Fiber-Project with a Capacity of 1,500 tons/year	848.0	Preliminary work

Upgrade Project for Optimization of Energy Saving and Consumption Reduction for No. 2 Oxidation Device system	186.0	Under construction

Total	7,857.0

Our capital expenditure for 2011 is estimated at approximately RMB3,000.0 million.

C. Research and Development, Patents and Licenses, etc.

We maintain a number of technology development units, including the Petrochemical Research Institute, the Plastics Research Institute, the Polyester Fiber Research Institute, the Acrylic Fiber Research Institute and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. Our research and development expenditures in 2008, 2009 and 2010 were RMB47.3 million, RMB40.3 million and RMB58.2 million, respectively, representing approximately 0.1% of the total sales for those years.

We are not, in any material aspect, dependant on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

D. Trend Information

In 2010, the global economy is expected to continue to resume growth, but the deep-rooted impact of the global financial crisis has not completely passed away. The economy will be characterized by increasing instabilities and uncertainties, a slow, complex and uneven recovery process and a slowed growth rate. In a very complex international environment, the economy of China, however, has maintained favorable conditions for steady and relatively fast development. It is expected that the improving macroeconomic situation will be further consolidated and the implementation of the Twelfth Five-year Plan should inject new vitality and impetus into the economy. Macro economic planning for strategic emerging industries, accelerated development on urbanization and industrialization, and increased consumption of residents will boost domestic demand further. The application of a proactive fiscal policy and a prudent monetary policy will make macro controls more specific, flexible and effective. The overall competitiveness of enterprises has been enhanced in the aftermath of the global financial crisis. However, the economy of China is facing a number of conflicts and problems as well, such as the fact that the endogenous growth momentum for the economy has not been fully restored, that inflation persists, that the marginal effect of the stimulus policy is gradually decreasing, that potential financial risks remain, and that certain structural problems are still present. The economic growth rate of China in 2011 is anticipated to decline from 2010.

The overall trend of international crude oil prices could rally upward in 2011 due to a number of factors such as a gradual recovery of the global economy, continuous growth in oil demand with a relatively tight supply, coupled with rising inflationary pressures, increased geopolitical risks, intensified climate change, continuous weakness of the U.S. dollar and speculation by speculative funds. The global petroleum and petrochemical industry will continue to maintain the recovery momentum, with a growth rate higher than that of global economic growth. The stable and relatively fast growth momentum of China’s petroleum and petrochemical industry will be sustained as the focus of the macro-control policy is changed from expansion to steady development, but the development environment remains very challenging. With respect to favorable factors, the macroeconomic situation will improve further and planning for the development of strategic emerging industries such as energy conservation, environmental protection, new generation of information technology, biotechnology, high-end equipment manufacturing, new energy, new materials and new energy vehicles will give rise to the commencement of a large number of investment projects for industrial upgrade, and a number of new industrial growth drivers will drive increasing demand from the domestic market for petroleum and petrochemical products. As to unfavorable aspects, international crude oil prices will continue to stay high; the growth in the petrochemical industry will slow as cost pressures in the oil refining industry have not been fully relieved from high oil prices; and the increase in demand from the domestic market should slow in general although such demand should still continue to rise. Market competition will become more intense due to structural overcapacity, a surge in petrochemical imports from the Middle East and neighboring countries and regions, and an accelerated development pace for alternative energy such as coal-to-oil and non-petroleum chemicals such as coal-to-alkene. Inflationary pressures should tend to increase; international trade conflicts should intensify due to limited room for growth in external demand; with pressure is mounting on energy conservation and emissions reduction.

E. Off-balance Sheet Arrangements

As of December 31, 2010, we had no contingent liabilities in respect of guarantees issued to banks in favor of our associated companies and other unlisted investments (December 31, 2009: nil). Other than our contingencies disclosed in Note 26(b) in our consolidated financial statements included in Item 17. Financial Statements, we do not have any other off-balance sheet arrangements.

F. Contractual Obligations and Commercial Commitments

The following table sets forth our obligations to make future payments under contracts effective as of December 31, 2010.

		As of December 31, 2010 Payment Due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Contractual obligations
Short-term loans	3,295,438	3,295,438	—	—	—
Short-term corporate bonds	1,000,000	1,000,000	—	—	—
Long-term loans (including current portion)	275,000	100,000	175,000	—	—

Total contractual obligations	4,570,438	4,395,438	175,000	—	—

Estimated future interest payments
Fixed rate	69,526	69,526	—	—	—
Variable rate	81,797	63,023	18,774	—	—

Total estimated future interest payments	151,323	132,549	18,774	—	—

Other commercial commitments
Capital commitments (note)	6,998,314	3,000,000	3,998,314	—	—

Total commercial commitments	6,998,314	3,000,000	3,998,314	—	—

Note: Capital commitments refer to commitments for purchase of property, plant and equipment and investment.

G. Other Information

Employees

Our staff costs for 2010 were RMB1,441.3 million.

As at December 31, 2010, we had 16,369 employees in total, among whom there were 9,023 production staff, 6,014 sales representatives, financial personnel and other personnel and 1,332 administrative staff. 37.16% of our employees had tertiary qualifications or above. The company has 13,710 retired employees who are under retirement insurance plans, details of which are provided under Item 6. D.

Purchase, Sale and Investment

Except as disclosed in this report, during the year 2010, we engaged in no material purchase or sale of our subsidiaries or associated companies or any other material investments.

Pledge of Assets

As of December 31, 2010, we have not pledged any of our property or equipment.

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

Name	Age	Position
Directors
Rong Guangdao	55	Chairman of the Board of Directors
Wang Zhiqing	48	Vice Chairman of the Board of Directors and President
Wu Haijun	48	Vice Chairman of the Board of Directors
Li Honggen	54	Director and Vice President
Shi Wei	51	Director and Vice President
Dai Jinbao	54	Director
Lei Dianwu	48	External Director
Xiang Hanyin	56	External Director
Chen Xinyuan	46	Independent Director and Director of the Audit Committee
Sun Chiping	52	Independent Director
Jiang Zhiquan	60	Independent Director
Zhou Yunnong	68	Independent Director and Director of the Remuneration and Appraisal Committee
Other Executive Officers
Zhang Zhiliang	57	Vice President
Zhang Jianping	48	Vice President
Tang Chengjian	55	Vice President
Ye Guohua	42	Chief Financial Officer
Zhang Jingming	53	Secretary of the Company and General Legal Counsel
Supervisory Committee
Gao Jinping	44	Chairman of the Supervisory Committee
Zhang Chenghua	55	Supervisor
Wang Yanjun	50	Supervisor
Zhai Yalin	46	External Supervisor
Wu Xiaoqi	54	External Supervisor
Liu Xiangdong	59	Independent Supervisor
Yin Yongli	71	Independent Supervisor

Directors

Rong Guangdao, 55, is Chairman, Secretary of the Communist Party Committee of the Company. Mr. Rong joined the Shanghai Petrochemical Complex (the “Complex”) in 1973 and has held various positions, including Deputy Director of the No.1 Chemical Plant and Deputy Director and Director of the Ethylene Plant. In April 1994 he was appointed Vice President of the Company, and in June 1995 he was elected Director of the Company. In October 2003, Mr. Rong was appointed President of the Company. In May 2004, Mr. Rong was elected Chairman of the China Jinshan Associated Trading Corporation. From June 2004 to June 2005, Mr. Rong served as Vice Chairman of the Company. From April 2005 to July 2010, Mr. Rong served as Deputy Secretary of the Communist Party Committee. In June 2005, Mr. Rong was elected as Chairman of the Company. In November 2006, Mr. Rong was appointed Director and Vice Chairman of Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”). In August 2008, he was appointed Director and Chairman of Shanghai Chemical Industrial Park Development Company Limited. In July 2010, Mr. Rong was appointed Secretary of the Communist Party Committee. Mr. Rong has rich experience in management of large-scale petrochemical enterprise operations. In 1985 Mr. Rong graduated from the Automated Instrument Department of the Shanghai Petrochemical College for Workers and Staff Members. In 1997 he obtained an MBA from China Europe International Business School. He is a senior engineer by professional title.

Wang Zhiqing, 48, currently Vice Chairman, President and Deputy Secretary of the Communist Party Committee of the Company. Mr. Wang commenced work in 1983 and held various positions including Deputy Leader of preparatory team for the chemical fiber plant of Luoyang Petrochemical Complex, Deputy Chief Engineer of Luoyang Petrochemical Complex cum Officer-in-Charge of the preparatory team for the complex’s chemical fiber plant, and then Deputy Chief Engineer of the complex cum Director of the chemical fiber plant. From June 1999 to December 2001, Mr. Wang was Chief Engineer of Luoyang Petrochemical Complex. From February 2000 to December 2001, Mr. Wang was Vice President cum Chief Engineer of Sinopec Luoyang Company. From December 2001 to October 2006, Mr. Wang was President of Sinopec Luoyang Company. From July 2005 to May 2007, Mr. Wang was the Leader of the preparatory team for a Sinopec refinery project in Guangxi. From October 2006 to December 2008, Mr. Wang was President of Sinopec Jiujiang Company. From October 2006 to July 2010, Mr. Wang was President of Jiujiang Petrochemical Complex. From December 2008 to July 2010, Mr. Wang was General Manager of Sinopec Jiujiang Company. Mr. Wang was appointed President and Deputy Secretary of the Communist Party Committee of the Company in July 2010. Mr. Wang was appointed

Director and Vice Chairman of the Company in December 2010. Mr. Wang graduated from the East China Petroleum Institute with a Bachelor of Engineering in 1983, majoring in refinery engineering, and graduated from China University of Petroleum (East China) with a Doctorate in Engineering in 2006, majoring in chemical engineering and technology. He is a senior engineer by professional title.

Wu Haijun, 48, currently Vice Chairman of the Company, Director and President of Shanghai Secco Petrochemical Company Limited. Mr. Wu joined the Complex in 1984 and held various positions including Deputy Director and Director of the Company’s No.2 Chemical Plant as well as manager of the Chemical Division. He was Vice President of the Company from May 1999 to March 2006 and Director of the Company from June 2004 to June 2006. He was manager and Secretary of the Communist Party Committee of the Chemical Sales Branch Office of Sinopec Corp. from December 2005 to March 2008. From December 2005 to April 2010, he was Director of the Chemical Business Department of Sinopec Corp. In April 2010, he was appointed as Director and President of Shanghai Secco Petrochemical Company Limited. In June 2010, he was appointed Director and Vice Chairman of the Company. Mr. Wu graduated from the East China Institute of Chemical Technology in 1984, majoring in chemical engineering, and obtained a Bachelor of Engineering degree. In 1997, he obtained an MBA from the China Europe International Business School. He is a senior engineer by professional title.

Li Honggen, 54, is Executive Director and Vice President of the Company. Mr. Li joined the Complex in 1973 and has held various positions including Deputy Director of No. 1 Chemical Plant of the Complex, Deputy Director and Director of the Ethylene Plant of the Company and Deputy Manager and Manager of the Refining and Chemical Division of the Company. From August 2000 to December 2003, he served as Vice President of Shanghai Chemical Industrial Park Development Company Limited. From August 2002 to January 2006, he served as Vice President of Shanghai Secco. In March 2006, he was appointed Vice President of the Company. In June 2006, he was appointed Director of the Company. In August 2008, he was concurrently appointed Director of Shanghai Chemical Industrial Park Development Company Limited. Mr. Li graduated from East China Institute of Chemical Technology majoring in engineering management and completed a post-graduate course majoring in engineering management at East China University of Science and Technology in 1998. He is an engineer by professional title.

Shi Wei, 51, is Executive Director and Vice President of the Company. Mr. Shi joined the Complex in 1982 and has held various positions including Assistant to the Manager, Deputy Manager of the Refining and Chemical Division of the Company, Manager of the Environmental Department, Secretary of the Communist Party Committee of the Refining and Chemical Division of the Company and then Manager of the division. In October 2003, Mr. Shi was appointed Vice President of the Company. In June 2005, he was appointed Director of the Company. In 1982, Mr. Shi graduated from East China University of Science and Technology majoring in oil refining engineering and obtained a bachelor’s degree in engineering. Mr. Shi completed post-graduate studies in Business Management at East China University of Science and Technology in 1998. Mr. Shi is a senior engineer by professional title.

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

External Directors

Lei Dianwu, 48, is Assistant to the General Manager of Sinopec Group, Vice President and Director of Development and Planning Division of Sinopec Corp. In June 2005, Mr. Lei was elected External Director of the Company. Mr. Lei has held various positions including Deputy Director of Planning Division of Yangzi Petrochemical Company, Director of the Preparation Office of the Joint Venture of Yangzi Petrochemical Company, Vice President and Manager of production division of Yangzi BASF Stylene Company Limited. He acted as Deputy Manager and Deputy Director of the Joint Venture Office at Yangzi Petrochemical Company, Director of Project Development Department in China Dong Lian Petrochemical Limited Liabilities Company (中國東聯石化有限責任公司), Deputy General Manager of Yangzi Petrochemical Limited Liabilities Company and Deputy Director of Development and Planning Division of Sinopec Corp. From March 2001, he assumed the current position of Director of Development and Planning Division of Sinopec Corp. From March 2009, he assumed the current position of Assistant to General Manager of Sinopec Corp. From May 2009, he assumed the position of Vice President of Sinopec Corp. Mr. Lei has rich experience in enterprise planning and investment development management. Mr. Lei graduated from the East China Petroleum Institute with a major in basic organic chemicals and obtained a bachelor’s degree in engineering. He is a senior engineer by professional title.

Xiang Hanyin, 56, is Deputy Director of Chemical Division of Sinopec Corp. In June 2005, Mr. Xiang was elected External Director of the Company. Mr. Xiang commenced work in February 1982 and was Deputy Director of the Chemical Plant of Yizheng Chemical Fiber Company and Director of Chemical Plant of Yizheng Chemical Fiber Co., Ltd. In February 2000, he assumed the current position of Deputy Director of the Chemical Division of Sinopec Corp. Mr. Xiang has rich experience in the management of production and operation of chemical enterprises. Mr. Xiang graduated from Nanjing Chemical College with a major in basic organic chemicals and a bachelor’s degree in engineering in 1982. In 2000, he completed post-graduate studies in enterprise management at Nanjing University. He is a senior engineer by professional title.

Independent Directors

Chen Xinyuan, 46, is currently Dean, Professor and Tutor to doctoral students of the College of Accounting, Shanghai University of Finance and Economics, and was elected as an Independent Director of the Company in June 2003. Between June 2000 and June 2003 he was an Independent Supervisor of the Company. After graduation from the Accounting Faculty, Hangzhou College of Commerce in July 1985, Mr. Chen undertook post-graduate studies at the Accounting Faculty of Shanghai University of Finance and Economics and continued as a lecturer. He commenced his doctoral studies in accounting while teaching and received his doctorate in June 1994. He has been a tutor to doctoral students since December 1998. Mr. Chen has also studied in West Germany for one year. He is an expert in financial reporting and accounting, given his experience in the academic aspects of accounting and notable achievements in accounting research. He is also experienced in business management.

Sun Chiping, 52, is President and Secretary of the Communist Party Committee of the Industrial and Commercial Bank of China (“ICBC”), Jiangsu Branch. In June 2005, Mr. Sun was elected Independent Director of the Company. Mr. Sun started to be involved in the finance industry in March 1979 and has held various positions including accountant, team leader and Deputy Director of the People’s Bank of China, Shanghai Branch, sub-branch in both Huang Pu and Jing’an Districts. He joined the ICBC, Shanghai Branch, operating division and was Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee. He also acted as Deputy Director, President and Deputy Secretary of the Communist Party Committee of ICBC, Shanghai Branch, Rep. Office (Sub-branch) in Xu Hui District, General Manager of the International Business Division of ICBC, Shanghai Branch, Assistant to the President of the ICBC, Shanghai Branch and concurrently General Manager of International Business Division of ICBC, Shanghai Branch and Deputy President of ICBC, Shanghai Branch, Deputy President, President and Secretary of the Communist Party Committee of ICBC, Guangdong Branch, President and Secretary of the Communist Party Committee of ICBC, Shanghai Branch. From June 2009, he assumed the current position as President and Secretary of the Communist Party Committee of ICBC, Jiangsu Branch. Mr. Sun graduated from Shanghai University of Finance and Economics with a major in Finance. He studied for a master’s degree at Shanghai University of Finance and Economics and the Shanghai-Hong Kong Management School jointly organized by University of Hong Kong and Fudan University and obtained a Master in Economics and an MBA. Mr. Sun has been engaged in the management of banking business for many years and has extensive experience in finance practice. He is a senior economist by professional title.

Jiang Zhiquan, 60, is Secretary of the Communist Party Committee and Chairman of Shanghai Construction (Group) General Company. In June 2005, Mr. Jiang was elected Independent Director of the Company. Mr. Jiang started work in December 1968, and has held various positions including a cadre and Deputy Director of Shanghai Construction and Industry Bureau, Manager of the Fourth Construction Company of Shanghai, Deputy Secretary of the Communist Party Committee of the Shanghai Construction Engineering Administration Bureau (being in charge of the overall work of the unit), Deputy Secretary of the Communist Party Committee (being in charge of the overall work of the unit), Vice Chairman and General Manager of the Shanghai Construction Group. In March 2001, he assumed the current positions as Secretary of the Communist Party Committee and Chairman of Shanghai Construction (Group) General Company. Mr. Jiang is experienced in operational decision making and large-scale enterprise management. Mr. Jiang graduated from the Shanghai-Hong Kong Management School jointly run by the University of Hong Kong and Fudan University in July 2000 and obtained an MBA. He is a senior economist by professional title.

Zhou Yunnong, 68, has been an Independent Director of the Company since June 2005. He joined the Complex in October 1972 and has held various positions including Deputy President of the Complex, Deputy Director of the Human Resource Department of China Petrochemical Corporation, Deputy Secretary of Communist Party Committee of the Complex, Vice President of the Company, Secretary of the Communist Party Committee of Sinopec Jinshan Industrial Company and the Governor of Jinshan District of Shanghai. From November 1999 to April 2002 he was a Senior Advisor to Shanghai Jinshan District. From June 2003 to June 2005, Mr. Zhou was an Independent Supervisor of the Company. Mr. Zhou has extensive experience in business management and public administration management. Mr. Zhou graduated from East China Normal University in August 1964, majoring in radio. He is a senior engineer by professional title.

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

Gao Jinping, 44, is Chairman of the Supervisory Committee, Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee of the Company and Chairman of the Labor Union of the Company. Mr. Gao joined the Complex in 1990 and has held various positions including Deputy Secretary of the Communist Youth League of the Company, Deputy Secretary of the Communist Party Committee of the Experimental Plant and Chemical Division of the Company and Director of the Propaganda Division of the Company. In May 2003, Mr. Gao was appointed Deputy Secretary of the Communist Party Committee of the Company and Chairman of the Labor Union of the Company. From June 2004 to June 2006, Mr. Gao served as Director of the Company. In April 2006, Mr. Gao was appointed Secretary of the Communist Party Discipline Supervisory Committee of the Company. In June 2006, Mr. Gao was appointed Supervisor and Chairman of the Supervisory Committee of the Company. Mr. Gao graduated from the Food Processing Faculty of Shanghai Aquatic Products University with a major in cooling and cold storage technology and obtained a bachelor’s degree in engineering in July 1990. In 2001, he completed his post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. He has senior professional title.

Zhang Chenghua, 55, is a Supervisor, Deputy General Political Official and Director of the Communist Party Committee Office of the Company. Mr. Zhang joined the Complex in 1974 and worked in the Thermal Power Plant of the Complex as Deputy Secretary of the Communist Party Committee, Deputy Secretary of the Communist Party Committee cum Chairman of Labor Union of the Thermal Power Plant of the Complex, Deputy Secretary of the Communist Party Discipline Supervisory Committee and Director of Supervisory Committee Office of Sinopec Shanghai Petrochemical Company Limited. In April 2002, Mr. Zhang was appointed Director of Supervisory Committee Office of the Company. In June 2002, Mr. Zhang was appointed Supervisor of the Company. In April 2004, Mr. Zhang was appointed Director of the Communist Party Committee Office. In July 2009, Mr. Zhang assumed the position of Deputy General Political Official of the Company. Mr. Zhang graduated, majoring in party administrative management, from Shanghai Party Institute in January 1999. In 2001, he completed his post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. He has senior professional title.

Wang Yanjun, 50, is a Supervisor and Vice Chairwoman of the Labor Union of the Company. Ms. Wang joined the Complex in July 1982 and has held various positions including Chairwoman of the Labor Union of the Plastics Plant of the Company, Chairwoman of the Labor Union of Plastics Division of the Company, Chairwoman of the Labor Union of Chemical Division of the Company, Deputy Secretary of the Communist Party Committee, Secretary of Communist Party Discipline Supervisory Committee of the Communist Party Committee and Chairwoman of the Labor Union of Chemical Division of the Company. In January 2005, Ms. Wang was appointed Vice Chairwoman of the Labor Union of the Company. In June 2005, Ms. Wang was appointed Supervisor of the Company. Ms. Wang graduated from East China University of Science and Technology majoring in basic organic chemistry in July 1982. In 2001, she completed her post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. She has senior professional technical qualifications.

External Supervisors

Zhai Yalin, 46, is Deputy Director of the Auditing Bureau of Sinopec Group and Deputy Director of Auditing Department of Sinopec Corp and has served as External Supervisors of the Company since June 2008. Mr. Zhai began his career in 1986 and had been successively Deputy Head of the Head Office and Director of the Auditing Department of Qianguo Refinery, Deputy Director of the General Office of Sinopec Huaxia Auditing Company and Deputy Manager of the Sinopec Huaxia Auditing Company, Deputy Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation, Director of the General Administrative Office of the Auditing Bureau of Sinopec Group, and Director of the General Administrative Office of the Auditing Bureau of Sinopec Group (Auditing Department of Sinopec Corp.). Since December 2001, Mr. Zhai has been holding concurrently the posts of Deputy Director of the Auditing Bureau of Sinopec Group and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai graduated from Jilin Siping Normal College in 1986 and is a senior economist.

Wu Xiaoqi, 54, is Secretary of the Communist Party Committee of Sinopec Yunnan Oil Products Company, Deputy General Manager of said company. Mr. Wu has been an External Supervisor of the Company since June 2008. Mr. Wu began his career in 1971 and had been successively Deputy Director Class Disciplinary Supervisory Inspector of the Supervisory Bureau of China Petrochemical Corporation’s Disciplinary Division, Deputy Head (Deputy Director) and Head (Director) of the Office of the Supervisory Bureau of China Petrochemical Corporation’s Disciplinary Division, and Director of Section 1 of Supervisory Bureau of Sinopec Group’s Disciplinary Division. From June 2004 to April 2005, he served as a Deputy Bureau Director Class Disciplinary Inspector of Supervisory Bureau of Sinopec Group and a Deputy Bureau Director Class Supervisory Inspector of Supervisory Department of Sinopec Corp. From April 2005 to December 2008, Mr. Wu was Deputy Director of Supervisory Bureau of China Petrochemical Corporation and Deputy Director of Supervisory Department of Sinopec Corp. Since December 2008, he has served as Secretary of the Communist Party Committee, and Deputy General Manager of Sinopec Yunnan Oil Products Company. Mr. Wu graduated from Shijiazhuang Army Command Academy and has a senior professional title.

Independent Supervisors

Liu Xiangdong, 59, is an Executive Director and President of Zhengxin Bank Company Limited, and an Independent Director of Shanghai Bright Dairy & Food Co., Ltd. He was elected as an Independent Supervisor of the Company in June 2000. Mr. Liu has held various positions including Vice President of the Industrial and Commercial Bank of China, Shanghai Branch cum Principal of the Notes Business Department of the Industrial and Commercial Bank of China, General Manager of Investment Division of the Industrial and Commercial Bank of China, Executive Director and President of Zhengda International Finance Corporation, Independent Director of Shanghai No.1 Pharmacy Co., Ltd and Shanghai Shenbei Office Machine Co. From January 2010, Mr. Liu assumed the positions of Executive Director and President of Zhenxin Bank Company Limited. Mr. Liu has been working in the banking sector for many years and has abundant experience in business management practices. He obtained a master’s degree in economics from Shanghai University of Finance and Economics and an EMBA degree after completing the EMBA program jointly sponsored by Arizona State University and Shanghai National Accounting Institute and is a senior economist.

Yin Yongli, 71, has served as Independent Supervisor of the Company from June 2005. Mr. Yin has held various positions including Deputy Chief and Chief of Finance section of Shandong Shengli Refinery, Deputy Chief Accountant of Qliu Petrochemical Company, Chief Accountant of Planning and Financing Department of China Petrochemical Corporation and Chief Accountant and Deputy Director of Financing Department of China Petrochemical Corporation and Director of Shihua Auditing Firm. In September 2001, he was Chairman of China Rights on Certified Public Accountants. Since June 2004, Mr. Yin has been appointed Chairman of Huazheng Certified Public Accountants. From June 2005 to June 2008, Mr. Yin has been Chairman of the Management Committee of Tianhua Certified Public Accountants. Mr. Yin has engaged in financing and auditing for many years and has rich experience in financing management and enterprise auditing. Mr. Yin graduated from Shandong Institute of Finance and Economics in 1964. Mr. Yin is a professional accountant and is a certified accountant.

Senior Management

Zhang Zhiliang, 57, is a Vice President of the Company. Mr Zhang joined the Complex in 1977 and held various positions including Deputy Director and Director of the No.1 Chemical Plant of the Complex, as well as assistant manager and manager of the Company’s Refining and Chemical Division. He was Vice President of the Company from April 1997 to March 2006. He was Director of the Company from June 1997 to June 2003. He was Director of Shanghai Secco from November 2002 to April 2010, and Vice President of Shanghai Secco from January 2006 to November 2006. He was President of Shanghai Secco from November 2006 to April 2010. In April 2010, he was appointed as a Vice President of the Company. Mr. Zhang graduated from Fudan University in 1977, majoring in high molecular chemistry. He graduated from Shanghai No.2 Industrial University in 1999, majoring in Applied Computer Management. He is a senior cadre of professorate rank.

Zhang Jianping, 48, is a Vice President of the Company. He joined the Complex in 1987, and successively held the positions of Deputy Chief Engineer of the Aromatics Plant of the Refining and Chemical Division, Deputy Director of the Plastic Plant, Deputy Manager of Plastics Division of the Company, Director of the Petrochemical Research Institute, Director of the Production Division of the Company, Assistant to President of the Company and Director of the Production Division. In July 2004, he was appointed Vice President of our Company. Mr. Zhang graduated in 1984 from East China Institute of Chemical Technology specializing in Petroleum Refinery and received a Master’s Degree in Petroleum Processing from the same institute in 1987. He is a qualified senior engineer.

Tang Chengjian, 55, is a Vice President of our Company. He joined the Complex in 1974, and successively held the positions of Deputy Secretary of Communist Party Committee, Trade Union Director, Deputy Director of the Thermal Power Plant of the Complex, Director of Thermal Power Plant of the General Thermal Power Unit of the Company, Deputy Director and Director of the Company’s General Thermal Power Unit. He was appointed the Vice President of our Company in July 2004. Mr. Tang graduated in 1974 from Shanghai Power Technology School with a specialization in power plant steam turbines and graduated from Shanghai Power College in power plant and power systems in 1986. In 1991, he graduated from Shanghai No. 2 Industry University majoring in project management; he earned an MBA from the China Europe International Business School in 2001. He is a senior economist in terms by professional title.

Ye Guohua, 42, is the Chief Financial Officer of the Company. Mr. Ye joined Sinopec Shanghai Gaoqiao Petrochemical Corporation in 1991 and had held various positions including Deputy Section Chief and Section Chief of the Cost Accounting Section of the Financial Division of Sinopec Shanghai Gaoqiao Petrochemical Corporation, Director of the Financial Division of the Oil Refinery Factory of Sinopec Shanghai Gaoqiao Petrochemical Corporation, Deputy Chief Accountant and Director of the Financial Department of Sinopec Shanghai Gaoqiao Petrochemical Corporation. In October 2009, Mr. Ye was appointed Chief Financial Officer of the Company. Mr. Ye graduated from Shanghai University of Finance and Economics majoring in accounting in July 1991 and is a senior economist by professional title.

Zhang Jingming, 53, is the Secretary of the Board of Directors, General Legal Counsel, Director of the Secretarial Office of the Board of Directors and Director of the Strategy Office of the Company. Mr. Zhang joined the Complex in 1978 and has held various positions including Project Manager and Deputy Director of the International Department, Securities Affairs Representative in Hong Kong and Deputy Director of the Board Secretariat. In June 1999, Mr. Zhang was concurrently appointed as Secretary to the Board of Directors and Director of the Board Secretariat. In June 2001, Mr. Zhang was appointed Director of Strategy Research Department of the Company. In January 2005, Mr. Zhang was appointed General Counsel of the Company. In 1987, Mr. Zhang graduated from the Shanghai International Studies University majoring in English. During the period from 1992 to 1993, he was enrolled in graduate courses for the fourth Sino-British joint MBA program at Northwestern Polytechnic University and later on, Mr. Zhang went to the University of Hull in the United Kingdom for further study to earn an MBA degree and was granted the degree by the University of Hull in the United Kingdom in July 1995. In 2002, Mr. Zhang completed his graduate courses in international economic law at East China University of Political Science and Law. He is a senior economist by professional title.

B. Compensation.

The aggregate amount of cash compensation we paid to our directors, supervisors and executive officers during the year ended December 31, 2010 was approximately RMB6.508 million. In addition, directors and supervisors who are also officers or employees receive certain other benefits-in-kind, such as subsidized or free health care services, housing and transportation, which large Chinese enterprises customarily provide to their employees. No benefits are payable to members of the board or the Supervisory Committee or the executive officers upon termination of their relationship with us.

The following table sets forth the compensation on an individual basis for our directors, supervisors and executive officers who received compensation from us in 2010.

Name	Position with the Company	Remuneration in 2010
		(RMB’000) (before tax)
Rong Guangdao	Chairman of the Board of Directors	616
Wang Zhiqing	Vice Chairman of the Board of Directors and President	155
Wu Haijun	Vice Chairman of the Board of Directors	—
Li Honggen	Director and Vice President	530
Shi Wei	Director and Vice President	536
Dai Jinbao	Director	354
Lei Dianwu	External Director	—
Xiang Hanyin	External Director	—
Chen Xinyuan	Independent Director	150
Sun Chiping	Independent Director	150
Jiang Zhiquan	Independent Director	150
Zhou Yunnong	Independent Director	150
Gao Jinping	Chairman of the Supervisory Committee	519
Zhang Chenghua	Supervisor	337
Wang Yanjun	Supervisor	305
Zhai Yalin	External Supervisor	—
Wu Xiaoqi	External Supervisor	—
Liu Xiangdong	Independent Supervisor	—
Yin Yongli	Independent Supervisor	—
Zhang Zhiliang	Vice President	226
Zhang Jianping	Vice President	519
Tang Chengjian	Vice President	519
Ye Guohua	Chief Financial Officer	362
Zhang Jingming	Company Secretary and General Legal Counsel	379
Du Chongjun (1)	Former Vice Chairman of the Board of Directors and Vice President	462
Han Zhihao (2)	Former Director	89

Note (1): Du Chongjun received compensation as vice chairman of the board of directors and vice president of the Company in 2010 but is no longer with the Company as the date of this annual report.

Note (2): Han Zhihao received compensation as director of the Company in 2010 but is no longer with the Company as the date of this annual report.

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

D. Employees.

As of December 31, 2010, we had 16,369 employees.

The following table shows the approximate number of employees we had at the end of our last three years by the principal business function they performed:

	December 31,
	2008	2009	2010
Management	1,355	1,354	1,332
Engineers, technicians and factory personnel	9,795	9,396	9,023
Accounting, marketing and other	6,447	6,381	6,014

Total	17,597	17,131	16,369

Approximately 37.16 % of our work force are graduates with an associate degree or higher. In addition, we offer our employees opportunities for education and training based upon our development and the individual performance of each employee.

A system of labor contracts has been adopted in our company. The contract system imposes discipline, provides incentives to adopt better work habits and gives us greater management control over our work force. We believe that by linking remuneration to productivity, the contract system has also improved employee morale. As of December 31, 2010, almost all of the work force was employed pursuant to labor contracts which specify the employee’s position, responsibilities, remuneration and grounds for termination. The contracts generally have short terms of one to five years and may be renewed with the agreement of both parties. The remaining personnel are employed for an indefinite term.

We have a trade union that protects employees’ rights, aims to assist in the fulfillment of our economic objectives, encourages employee participation in management decisions and assists in mediating disputes between us and union members. We have not been subject to any strikes or other labor disturbances which have interfered with our operations, and we believe that our relations with our employees are good. We are recommended by the Shanghai municipal government to participate in the national competition for “Enterprises Maintaining a Harmonious Relationship with Employees”.

Total remuneration of our employees includes salary and bonuses. Employees also receive certain benefits in terms of housing, education and health services that we subsidize, and other miscellaneous subsidies. In 2010, we incurred RMB1,441.3 million in employment costs.

In compliance with Shanghai regulations, we and our employees participate in a defined contribution government pension scheme under which all employees upon retirement are entitled to receive pensions. In order to protect and properly enhance the living level of retired employees and improve the middle and long term incentive system, the company established an enterprise annuity plan. According to the plan, to the extent that the employees volunteer for the related payments, such employees are entitled to participate in the enterprise annuity plan. We will make payments to match the payments made by the employees after giving considerations to our profitability, the employee’s work responsibilities, contributions, and treatments post retirement based on the principle of universal benefits. The company has 13,710 retired employees under the above retirement insurance plans.

In addition to the pension benefits, pursuant to the relevant laws and regulations of the PRC, we and our employees participate in defined social security contributions for employees, such as a housing fund, basic medical insurance, supplementary medical insurance, unemployment insurance, injury insurance and maternity insurance.

E. Share Ownership.

The following table shows the ownership interests of our Directors, Supervisors and senior officers in our shares as of May 1, 2011. All shares indicated are A shares and are directly owned by the relevant persons. In each case, they represent less than 1% of the outstanding A shares. No change in shareholdings occurred. Except as disclosed below, none of the Directors, Supervisors or senior officers or their affiliates had any other beneficial interest in our issued share capital as of May 1, 2011.

Name	Position	Shares held at May 1, 2011
Rong Guangdao	Chairman	3,600

Wang Zhiqing	Vice Chairman and President	0

Wu Haijun	Vice Chairman	0

Li Honggen	Director and Vice President	0

Shi Wei	Director and Vice President	0

Dai Jinbao	Director	0

Lei Dianwu	External Director	0

Xiang Hanyin	External Director	0

Sun Chiping	Independent Director	0

Jiang Zhiquan	Independent Director	0

Zhou Yunnong	Independent Director	0

Chen Xinyuan	Independent Director	0

Gao Jinping	Chairman of Supervisory Committee	0

Zhang Chenghua	Supervisor	0

Wang Yanjun	Supervisor	0

Zhai Yalin	External Supervisor	0

Wu Xiaoqi	External Supervisor	0

Liu Xiangdong	Independent Supervisor	0

Yin Yongli	Independent Supervisor	0

Zhang Zhiliang	Vice President	0

Zhang Jianping	Vice President	0

Tang Chengjian	Vice President	0

Ye Guohua	Chief Financial Officer	0

Zhang Jingming	Company Secretary and General Legal Counsel	0

Du Chongjun	Former Vice Chairman and Vice President	1,000

Han Zhihao	Former director	0

We have no employee share purchase plan, share option plan or other arrangement to involve employees in our share capital.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders.

Sinopec Corp owns 55.56% of our share capital and is able to exercise all the rights of a controlling shareholder, including the election of directors and voting on amendments to our Articles of Association.

The table below sets forth information regarding ownership of our capital stock as of March 31, 2011 by (i) all persons who we know own more than five percent of our capital stock and (ii) our officers and directors as a group. We are not aware that any such shareholder had voting rights different from those of our other shareholders.

Title of Class	Identity of Person or Group	Number of Shares Held	Percent of Total Share Capita
Domestic Shares	China Petroleum & Chemical Corporation (1)	4,000,000,000	55.56%
H Shares	HKSCC nominees Ltd.	2,294,492,101	31.87%
A Shares	Directors and Officers	4,600	less than 1%

(1).	This company is controlled by China Petrochemical Corporation which is itself controlled by the Chinese government.

As of May 1, 2011, a total of 2,330,000,000 H Shares were outstanding. As of April 1, 2011, a total of 2,273,387 ADSs, representing the equivalent of 22,733,870 H Shares, were outstanding. As of April 21, 2011, they were held by 104 holders of record. A total of 720,000,000 circulating A Shares were outstanding on April 1, 2011.

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

B. Related Party Transactions.

Intercompany service agreements and business-related dealings

During 2010, pursuant to the Mutual Product Supply and Sales Service Framework Agreement entered into by the Company and Sinopec Corp, we purchased raw materials from, and sell petroleum products and petrochemicals as well as lease properties to, Sinopec Corp and its associates, and Sinopec Corp and its associates act as sales agents for our petrochemical products. Under the Comprehensive Services Framework Agreement entered into by the Company and Sinopec Group, we accept construction and installation, engineering design, insurance agency and financial services relating to the petrochemical industry provided by Sinopec Corp and its associates. The relevant connected transactions were conducted in accordance with the terms of the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement. The transaction amounts of the relevant connected transactions did not exceed the caps in relation to the continuing connected transactions approved at the 2007 Extraordinary General Meeting. As the Mutual Product Supply and Sales Service Framework Agreement and the Comprehensive Services Framework Agreement were set to expire on December 31, 2010, we renewed these agreements with Sinopec Corp and Sinopec Group respectively upon approval and authorization at the 2010 Extraordinary General Meeting held on December 28, 2010. At the 2010 Extraordinary General Meeting, our shareholders also approved certain caps on the annual transaction values of certain ongoing continuing connected transactions for the years ending December 31, 2011, December 31, 2012 and December 31, 2013.

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

Unit: RMB in millions

Type of major transactions	Major related parties	Amount	Percentage of total amount of the type of transaction
			(%)
Income from sale of products and services(1)	Sinopec Huadong Sales Company Limited	29,019.1	37.43
	Other related parties	11,902.9	15.35
Purchases	China International United Petroleum & Chemical Co., Ltd.	23,066.5	39.09
	Other related parties	14,534.2	24.63
Construction and installation fees	China Petrochemical Corporation and its subsidiaries	88.6	65.14

(1)	This includes an amount of RMB39,324.4 million for the connected transactions in respect of the sale of products or the provision of labor services to the controlling shareholder and its subsidiaries by the listed company during 2010.

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

Export Sales

In 2010, export sales accounted for RMB480.354 million (US$72.78 million) or 0.67% of our total net sales.

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

The Articles of Association require that cash dividends and other distributions in respect of H shares be declared in Renminbi and paid by us in Hong Kong dollars while cash dividends and other distributions in respect of our domestic shares be paid in Renminbi. If we record no profit for the year, we may not distribute dividends in such year.

We expect to continue to pay dividends, although there can be no assurance as to the particular amounts that might be paid from year to year. Payment of future dividends will depend upon our revenue, financial condition, future earnings and other factors. See Item 5. Operating and Financial Review and Prospects and Item 3. Key Information – Selected Financial Data – Dividends.

B. Significant Changes.

No significant change has occurred since the date of the financial statements included in this Annual Report.

ITEM 9.	THE OFFER AND LISTING.

A. Offer and Listing Details

Set forth below is certain market information relating to our H Shares, ADSs and A Shares for the periods indicated.

		The Stock Exchange of Hong Kong		The New York Stock Exchange		The Shanghai Stock Exchange
		High	Low	High	Low	High	Low
2006		5.00	2.97	64.60	38.60	7.18	4.03
2007		7.38	3.26	102.77	31.37	22.49	6.05
2008		4.88	1.10	61.88	14.50	13.64	3.58
2009		4.13	1.61	52.09	20.75	12.48	5.06
2010		4.11	2.58	52.27	33.13	11.11	7.16
2009

	First Quarter	2.22	1.61	28.72	20.75	6.66	5.06
	Second Quarter	3.10	1.94	39.47	27.26	8.87	6.27
	Third Quarter	4.13	2.57	52.09	32.83	12.48	8.09
	Fourth Quarter	3.21	2.90	44.38	38.12	12.37	10.16

2010

	First Quarter	3.35	2.58	43.14	33.17	11.11	9.46
	Second Quarter	3.18	2.61	40.71	33.13	10.14	7.16
	Third Quarter	3.35	2.83	42.93	36.28	9.68	7.34
	Fourth Quarter	4.11	3.20	52.27	41.21	9.48	8.03
2011

	First Quarter	4.98	3.62	63.05	47.01	9.58	7.74

Most Recent Six Months
	November 2010	3.97	3.47	50.80	45.25	9.42	8.03
	December 2010	4.11	3.79	52.27	49.11	9.38	8.19
	January 2011	4.98	4.01	62.85	51.69	8.94	7.74
	February 2011	4.95	3.88	63.05	50.10	9.08	7.99
	March 2011	4.25	3.62	54.07	47.01	9.58	8.45
	April 2011	4.14	3.42	51.80	44.88	10.89	8.71

B. Plan of Distribution

Not applicable.

C. Markets

The principal trading market for our H Shares is the HKSE. The ADSs, each representing 100 H Shares, have been issued by The Bank of New York Mellon as a depositary under a Deposit Agreement with us and are listed on the NYSE under the symbol “SHI.” We have also listed our A Shares on the Shanghai Securities Exchange. Prior to our initial public offering on July 26, 1993 and subsequent listings on the HKSE and NYSE, there was no market for our H Shares or the ADSs. Public trading in our A Shares commenced on November 8, 1993.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION.

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association.

The following is a summary based upon provisions of our Articles of Association as currently in effect, the Company Law of the People’s Republic of China (1993) (as amended) and other selected laws and regulations applicable to us. You should refer to the text of the Articles of Association and to the texts of applicable laws and regulations for further information.

We are a joint stock limited company established in accordance with the Company Law and certain other laws and regulations of the PRC. We are registered with the Shanghai Administration of Industry and Commerce with business license number 310000000021453. Our Articles of Association provide, at article 11, that our purpose is:

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

Our scope of business is limited to matters approved by Chinese authorities. Article 12 provides that our primary business scope includes:

Refining crude oil, petroleum products, petrochemical products, synthetic fibers and monomers, plastic products, raw materials for knitting and textile products, preparation of catalysts and recover waste catalysts, power, heat, water and gas supply,, water treatment, railway cargo loading and unloading, inland water transport, wharf operation, warehousing, design, research and development, technology development, transfer, consultancy and other services, property management, lease of self-owned premises, internal staff training, design and fabrication of various advertisements, and release of advertisements on self-owned media (administrative license should be obtained when required). We may adjust these subject to approval by governmental authorities.

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

Currently, the primary sources of shareholder rights are the Articles of Association, the Chinese Company Law and the HKSE listing rules, which, among other things, impose standards of conduct, fairness and disclosure on us, our directors and our controlling shareholder. To facilitate the offering and listing of shares of Chinese companies overseas, and to regulate the behavior of companies whose shares are listed overseas, the former State Council Securities Committee and the former State Commission for Restructuring the Economic System issued the Mandatory Provisions for articles of association of Companies Listing Overseas on August 27, 1994. These provisions have been incorporated into our Articles of Association and any amendment to those provisions will only become effective after approval by the companies approval department authorized by the State.

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

In most states of the United States, shareholders may sue a corporation “derivatively”. A derivative suit involves the commencement by a shareholder of a corporate cause of action against persons who have allegedly wronged the corporation, where the corporation itself has failed to enforce the claims directly. This would include suits against corporate officers, directors, or controlling shareholders. This type of action is brought based upon a primary right of the corporation, but is asserted by a shareholder on behalf of the corporation. In accordance with the Company Law of the People’s Republic of China, if a company incurs losses due to the violation of any provision of laws, administrative regulations or the company’s articles of association by any of its directors, supervisors and officers during his/her discharge of duties entrusted by the company, or due to any other person’s infringement of the company’s legal rights or interests, the shareholders of the company may take legal action before a court under the Company Law of the People’s Republic of China.

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

All of our directors and officers reside outside the United States (principally in China) and substantially all of our assets and of those persons are located outside the United States. Therefore, you may not be able to effect service of process within the United States against any of those persons. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgements of courts within the United States or most other countries that are members of the Organization for Economic Cooperation and Development. This means that administrative actions brought by regulatory authorities such as the Securities and Exchange Commission, and other actions which result in foreign court judgements could only be enforced in China if the judgements or rulings do not violate the basic principles of the law of China or the sovereignty, security and social public interest of the society of China, as determined by a People’s Court of China which has jurisdiction for recognition and enforcement of judgements. We have been advised by our Chinese counsel, Haiwen & Partners, that there is doubt as to the enforceability in China of any actions to enforce judgements of United States courts arising out of or based on the ownership of our H shares or ADSs, including judgements arising out of or based on the civil liability provisions of United States federal or state securities laws.

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

Dividends

Upon approval by ordinary resolution at a shareholders’ meeting, our Board of Directors may propose dividend distribution at any time.

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

Dividend payments may be subject to Chinese withholding tax. See Item 10. Additional Information – Taxation.

Voting Rights and Shareholders’ Meetings

Our board of directors must convene a shareholders’ annual general meeting once every year within six months from the end of the preceding financial year. Our board must convene an extraordinary general meeting within two months of the occurrence of any one of the following events:

•	where the number of directors is less than five as required by the Chinese Company Law or two-thirds of the number specified in our Articles of Association;

•	where our unrecovered losses reach one-third of the total amount of our share capital;

•	where shareholder(s) holding 10% or more of our issued and outstanding voting shares request(s) in writing; or

•	whenever our board deems necessary or our Supervisory Committee so requests.

Meetings of a special class of shareholders must be called in specified situations when the rights of the holders of that class of shares may be varied or abrogated, as discussed below. The Board of Directors, the Supervisory Committee, and shareholders individually or collectively holding 3% or more of our total voting shares are entitled to make written proposals to a shareholders’ meeting. Shareholders individually or collectively holding more than 3% of our total shares may submit written interim proposals to the convener of a shareholders’ meeting ten days before the meeting.

All shareholders’ meetings must be convened by our board by notice given to shareholders by personal service, mail or announcement in the newspaper not less than 45 days before the meeting. Based on the written replies we receive 20 days before a shareholders’ meeting, we will calculate the number of voting shares represented by shareholders who have indicated that they intend to attend the meeting. We can convene the shareholders’ general meeting if the number of voting shares represented by those shareholders is more than one-half of our total voting shares. Otherwise, we shall, within five days, inform the shareholders again of the motions to be considered and the date and venue of the meeting by way of public announcement. After the announcement is made, the shareholders’ meeting may be convened. Our accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, a shareholder will not invalidate the proceedings at that shareholders’ meeting. However, an extraordinary shareholders meeting cannot conduct any business not contained in the notice of meeting.

Shareholders at meetings have the power, among other things, to decide on our operational policies and investment plans, to approve or reject our proposed annual budget, approve our profit distribution plans, an increase or decrease in share capital, the issuance of debentures, our merger or liquidation and any amendment to our Articles of Association. Shareholders also have the right to review any proposals by a shareholder owning 5% or more of our shares. In general, holders of H shares and domestic shares vote together as a single class at all meetings and on all matters. However, the rights of a class of shareholders may not be varied or abrogated, unless approved by both a special resolution of all shareholders at a general shareholders’ meeting and by a special resolution of shareholders of that class of shares at a separate meeting. Our Articles of Association specify, without limitation, that the following amendments would be deemed to be a variation or abrogation of the rights of a class of shareholders:

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

Board of Directors

Our Articles of Association authorize up to 12 directors. Directors are elected by shareholders at a general meeting for a three year term from among candidates nominated by the board of directors or by shareholders holding 3% or more of our shares (independent directors may be nominated by shareholders each holding 1% or more of our shares). Because our directors do not serve staggered terms, the entire board of directors will stand for election, and could be replaced, every three years. Our directors are not required to hold any shares in us, and there is no age limit requirement for the retirement or non- retirement of our directors.

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

We pay all expenses that our directors incur for their services as directors. Directors also receive compensation for their services under service contracts that are negotiated by the board of directors and approved by the shareholders.

Subject to the stipulations of relevant laws and regulations, the shareholders in a general meeting may by ordinary resolution remove any director before the expiration of his term of office. Except for the restrictions placed on controlling shareholders, discussed below, our shareholders in general meeting have the power to relieve a director or supervisor from liability for specific breaches of duty.

Cumulative voting is required for a meeting of shareholders held for the election of two or more of our directors or supervisors as long as more than 30% of our outstanding shares are held by a single shareholder. Cumulative voting allows shareholders to cast a number of votes for a candidate equal to the number of shares held multiplied by the number of directors being elected at the shareholders’ meeting. If a shareholder attempts to cast more votes than he is entitled to under this system, all of the shareholder’s votes will be invalid and will be deemed an abstention.

More than one third of our directors of board must be independent from our shareholders and not hold any office with us (each, “Independent Director”). At least one Independent Director must be an accounting professional and all Independent Directors must possess a basic knowledge of the operations of a listed company and be familiar with relevant laws and rules and have at least five years working experience in law, economics or other area required for the fulfillment of responsibilities as an Independent Director. Independent Directors may not serve for terms exceeding six years. In addition, there are specific persons who are disqualified from acting as Independent Director. These include:

•	immediate family members of persons who work for us or our associated entities;

•	persons or their immediate family who hold one percent or more of our shares or are among our ten largest shareholders;

•	any persons that satisfied the foregoing conditions within the past one year;

•	persons providing financial, legal, consultation or other services to us or our associated entities;

•	persons who already serve as Independent Director for five other listed companies; and

•	anyone identified by the China Securities Regulatory Commission as unsuitable for serving as an Independent Director.

If the resignation of an Independent Director would cause our Board of Directors to have less than one third Independent Directors, the resignation will only become effective after a new Independent Director has been appointed.

Our Board will be required to meet at least four times each year. Directors who miss two consecutive Board meetings without appointing an alternate director to attend on their behalf will be proposed for removal at the next shareholders’ meeting, provided that Independent Directors may miss three consecutive meetings in person before being proposed for removal.

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

Our Board of Directors or Supervisory Committee may nominate candidates for our Board of Directors and Supervisory Committee. In addition, shareholders holding one percent or more of our shares have the right to nominate candidates for Independent Director or Independent Supervisor and shareholders holding three percent or more of our shares have the right to nominate other candidates for Director or Supervisor. For Director candidates, the nominator and candidate will be responsible for providing truthful and complete information about the candidate for disclosure. Candidates for Independent Director must publicly declare that there does not exist any relationship between himself and us that may influence his independent, objective judgement. The China Securities Regulatory Commission may veto any candidate for Independent Director.

Any material connected transaction are subject to prior approval by our Independent Directors. Connected transactions are those defined by the HKSE and by Chinese rules and regulations, but would generally include transactions with any of the following:

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

Supervisory Committee

The Supervisory Committee is responsible for supervising our directors and senior officers and preventing them from abusing their positions and powers or infringing upon the rights and interests of our company or those of our shareholders and employees. The Supervisory Committee has no power over the decisions or actions of our directors or officers except for requesting the directors or officers to correct any acts that are harmful to our interests. The Supervisory Committee is currently composed of seven members appointed for a three year term. It has the right to:

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

Our Supervisory Committee must include three employee representatives appointed by our employees. The remaining members are appointed by the shareholders in a general meeting, provided that our directors, general manager and senior officers are not eligible to serve as supervisors. The Supervisory Committee must meet at least once a year. Decisions of the Supervisory Committee must be made by a one-half vote. We will pay all reasonable expenses incurred by the Supervisory Committee in appointing professional advisors, such as lawyers, accountants or auditors.

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

The holders of the ADSs will receive the HK dollar dividend payments in US dollars at conversion rates related to market rates and subject to fees as set forth in our Deposit Agreement with The Bank of New York Mellon, as Depositary. The HK dollar is currently linked to and trades within a narrow band against the US dollar at a rate that does not deviate significantly from HK$7.80 = US$1.00. The Hong Kong government has stated its intention to maintain such link, although there can be no guarantee that such link will be maintained.

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

Tax on Dividends

For an Individual Investor

According to the Individual Income Tax Law of the People’s Republic of China, as amended on December 29, 2007 (the “Individual Income Tax Law”) dividends paid by Chinese companies to individual investors are subject to Chinese withholding tax at a flat rate of 20%. As for a foreign individual investor that neither has a domicile nor resides in China, or that has no domicile and has resided in China for no more than one year, the dividends received by such an investor in China are generally subject to a withholding tax at a flat rate of 20% under the individual income tax law, subject to exemption or reduction by an applicable income tax treaty.

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

Qualified Dividend Income. With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), for taxable years beginning before January 1, 2013, dividends that are treated as qualified dividend income (“QDI”) are taxable at a maximum tax rate of 15%. Among other requirements, dividends generally will be treated as QDI if either (i) our H Shares or ADSs are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and which is determined to be satisfactory by the U.S. Treasury. It is expected that our ADSs will be “readily tradable” as a result of being listed on the New York Stock Exchange.

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

QEF Election. We currently do not intend to furnish you annually with certain tax information that would permit you to make a QEF Election to avoid the adverse U.S. tax consequences associated with owning PFIC stock.

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

Legislative Developments

Signed into law March 30, 2010, the Health Care and Education Reconciliation Act provides, among other things, with respect to taxable years beginning after December 31, 2012, certain U.S. persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income.

You should consult your tax advisors regarding the implications of the additional Medicare tax resulting from your ownership and disposition of H Shares or ADSs.

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

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31 of each year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short- swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Sensitivity

We are subject to risk resulting from fluctuations in interest rates. Our debts are fixed and variable rate bank and other loans, with original maturities ranging from 1 to 13 years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. We have no program of interest rate hedging activities and did not engage in any such activities in 2010 or 2009.

The following table provides information, by maturity date, regarding our interest rate sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of December 31, 2010 and 2009.

	As of December 31, 2010
	2011	2012	2013	2014	2015	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—
In RMB	1,866,000	—	175,000	—	—	2,041,000	2,039,777
Average interest rate(1)	4.00%	—	5.36%	—	—	4.12%	—
Variable rate bank and other loans
In U.S. Dollars	2,529,438	—	—	—	—	2,529,438	2,529,438
Average interest rate (1)	1.92%	—	—	—	—	1.92%	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

	As of December 31, 2009
	2010	2011	2012	2013	2014	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—
In RMB	1,660,400	100,000	—	200,000	—	1,960,400	1,960,853
Average interest rate(1)	3.10%	5.10%	—	5.18%	—	3.15%	—
Variable rate bank and other loans
In U.S. Dollars	6,039,998	—	—	—	—	6,039,998	6,039,998
Average interest rate(1)	0.96%	—	—	—	—	0.96%	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

Exchange Rate Sensitivity

We are also exposed to foreign currency exchange rate risk as a result of our foreign currency denominated short-term debt, long-term debt and, to a limited extent, cash and cash equivalents denominated in foreign currencies. The following table provides information, by maturity date, regarding our foreign currency exchange rate sensitive financial instruments, which consist of cash and cash equivalents, short-term and long-term debt obligations as of December 31, 2010 and 2009.

	As of December 31, 2010
	2011	2012	2013	2014	2015	Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments
Cash and cash equivalents:
In Hong Kong Dollars	11,719	—	—	—	—	—	11,719	11,719
In U.S. Dollars	449	—	—	—	—	—	449	449
In Euro	—	—	—	—	—	—	—	—
In Japanese Yen	—	—	—	—	—	—	—	—
In Swiss Frank	830	—	—	—	—	—	830	830
Debt:
Fixed rate bank and other loans in U.S. Dollars	—	—	—	—	—		—	—
Average interest rate	—	—	—	—	—		—	—
Variable rate bank and other loans in U.S. Dollars	2,529,438	—	—	—	—		2,529,438	2,529,438
Average interest rate (1)	1.92%	—	—	—	—		1.92%	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices

	As of December 31, 2009
	2010	2011	2012	2013	2014	Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments
Cash and cash equivalents:
In Hong Kong Dollars	12,040	—	—	—	—	—	12,040	12,040
In U.S. Dollars	250	—	—	—	—	—	250	250
In Euro	—	—	—	—	—	—	—	—
In Japanese Yen	—	—	—	—	—	—	—	—
In Swiss Frank	840	—	—	—	—	—	840	840
Other debtors
Forward contracts receivable	—	—	—	—	—	—	—	—
Debt:		—	—	—	—	—		—
Fixed rate bank and other loans in U.S. Dollars	6,039,998	—	—	—	—		6,039,998	6,039,998
Average interest rate (1)	0.96%	—	—	—	—		0.96%	—
Variable rate bank and other loans in U.S. Dollars	7,375	2,458	—	—	—		9,833	9,298

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

In connection with our ADS program, a holder of our ADSs may have to pay, either directly or indirectly, certain fees and charges, as described in Item 12.D.3. In addition, we receive fees and other direct and indirect payments from The Bank of New York Mellon that are related to our ADS as described in Item 12.D.4.

12D.3 Fees and Charges that a holder of our ADSs May Have to Pay

The Bank of New York Mellon collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Bank of New York Mellon also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Bank of New York Mellon may collect its annual fee for depositary services by deductions from cash distributions.

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by The Bank of New York Mellon to ADS registered holders

A fee of $.05 (or less) per ADS (or portion thereof)	Any cash distribution made pursuant to the Deposit Agreement

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of The Bank of New York Mellon	Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement); Converting foreign currency to U.S. dollars

Taxes and other governmental charges The Bank of New York Mellon or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by The Bank of New York Mellon or its agents for servicing the deposited securities	As necessary

12D.4 Fees and Other Payments Made by The Bank of New York Mellon

From January 1, 2010 through March 31, 2011, a total of US$ 33,252 was paid by The Bank of New York Mellon on our behalf for our ADSs program. Specifically, the following fees were paid on our behalf: US$8,041 for standard out-of-pocket maintenance costs for the ADSs program (primarily consisting of expenses related to our Annual General Meeting), and US$25,211 for investor relations services from third party vendors.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Securities Exchange Act of 1934) as of the end of the fiscal year covered by this annual report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were adequate and effective to ensure that information required to be disclosed in the reports we file under the Exchange Act is accumulated and communicated to the management to allow timely decisions to be made regarding required disclosures, and is recorded, processed, summarized and reported as and when required.

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

Our management assessed the effectiveness of our internal control over financial reporting based upon the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2010. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010 based on these criteria.

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

C. Report of Independent Registered Public Accounting Firm.

The Board of Directors and Shareholders of

Sinopec Shanghai Petrochemical Company Limited:

We have audited Sinopec Shanghai Petrochemical Company Limited’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sinopec Shanghai Petrochemical Company Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Sinopec Shanghai Petrochemical Company Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sinopec Shanghai Petrochemical Company Limited and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated March 25, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG

Hong Kong, China

March 25, 2011

D. Changes in internal control over financial reporting.

For the year ended December 31, 2010, there have been no significant changes to our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the fees charged by KPMG, our principal accountant, for certain services rendered to us during 2009 and 2010.

	For the year ended December 31,
	(in thousands of RMB)
	2009	2010
Audit fees (1)	8,787	8,300
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All other fees (4)	—	—

Total	8,787	8,300

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services rendered by our principal auditors for the audit of our financial information.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by the our principal accountant, other than the services reported under audit fees, audit-related fees and tax fees.

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

See pages F-1 to F-72.

ITEM 18.	FINANCIAL STATEMENTS.

We have elected to provide the financial statements and related information specified in Item 17 in lieu of the information called for by this Item 18.

ITEM 19.	EXHIBITS

No.	Exhibit

1.1	Translation of the amended and restated Articles of Association of Sinopec Shanghai Petrochemical Company Limited as approved in the 2009 annual general meeting of Sinopec Shanghai Petrochemical Company Limited on June 23, 2010.

4.1	Translation of the Product Supply and Sales Services Framework Agreement between Sinopec Shanghai Petrochemical Company Limited and China Petroleum & Chemical Corporation as approved in the 2010 extraordinary general meeting of Sinopec Shanghai Petrochemical Company Limited on December 28, 2010.

4.2	Translation of the Comprehensive Services Framework Agreement between Sinopec Shanghai Petrochemical Company Limited and China Petrochemical Corporation as approved in the 2010 extraordinary general meeting of Sinopec Shanghai Petrochemical Company Limited on December 28, 2010.

8	A list of subsidiaries of Sinopec Shanghai Petrochemical Company Limited.

12.1	Certification of President Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of President Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: June 27, 2011	/S/ RONG GUANGDAO
Rong Guangdao, Chairman

Sinopec Shanghai Petrochemical Company Limited

Index

Years Ended December 31, 2008, 2009 and 2010

Consolidated Financial Statements of Sinopec Shanghai Petrochemical Company Limited

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Sinopec Shanghai Petrochemical Company Limited:

We have audited the accompanying consolidated balance sheets of Sinopec Shanghai Petrochemical Company Limited and subsidiaries (the “Group”) as of December 31, 2009 and 2010, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sinopec Shanghai Petrochemical Company Limited and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sinopec Shanghai Petrochemical Company Limited’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 25, 2011 expressed an unqualified opinion on the effectiveness of Sinopec Shanghai Petrochemical Company Limited’s internal control over financial reporting.

KPMG

Hong Kong, China
March 25, 2011

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2009 and 2010

(Amounts in thousands)

			December 31,
			2009	2010
	Note		Renminbi	Renminbi

Assets
Current assets:
Cash and cash equivalents			125,917	100,110
Inventories	14		6,883,834	5,352,301
Other investments	15		700,000	—
Amounts due from related parties	16, 23		576,399	776,234
Trade debtors	16		120,145	74,193
Bills receivable	16		573,283	1,993,273
Other debtors and prepayments	17		81,847	235,730

Total current assets			9,061,425	8,531,841

Non-current assets:
Property, plant and equipment	18	(a)	14,977,205	13,570,559
Investment property	19		479,247	465,805
Construction in progress	20		348,865	1,139,239
Lease prepayments and other assets			754,126	717,432
Interest in associates and jointly controlled entities	21		2,749,646	3,316,290
Deferred tax assets	10	(b)	1,537,972	827,576

Total non-current assets			20,847,061	20,036,901

Total assets			29,908,486	28,568,742

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2009 and 2010

(Amounts in thousands)

		December 31,
		2009	2010
	Note	Renminbi	Renminbi
Liabilities and Shareholders’ Equity
Current liabilities:
Loans and borrowings	22	7,774,673	4,395,438
Amounts due to related parties	23, 28	3,487,645	1,800,991
Trade creditors		1,521,319	2,376,452
Bills payable		112,271	41,034
Other creditors		1,399,719	1,943,327
Income tax payable		9,298	15,983

Total current liabilities		14,304,925	10,573,225

Non-current liabilities:
Loans and borrowings	22	304,258	175,000

Total non-current liabilities		304,258	175,000

Total liabilities		14,609,183	10,748,225

Shareholders’ equity:
Share capital	24	7,200,000	7,200,000
Reserves	25	7,805,018	10,360,664

Total equity attributable to equity shareholders of the Company		15,005,018	17,560,664

Non-controlling interests		294,285	259,853

Total equity		15,299,303	17,820,517

Total liabilities and shareholders’ equity		29,908,486	28,568,742

Approved and authorized for issue by the Board of Directors on March 25, 2011.

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Income

For the years ended December 31, 2008, 2009 and 2010

(Amounts in thousands, except per share data)

			Years ended December 31,
			2008		2009		2010
	Note		Renminbi		Renminbi		Renminbi

Sales				60,226,859		51,657,929		77,520,699
Less: Sales taxes and surcharges				(897,088)		(4,312,665)		(5,424,817)

Net sales				59,329,771		47,345,264		72,095,882
Other income	4			2,312,227		—		—
Cost of sales	5			(68,556,447)		(45,010,196)		(68,313,915)

Gross (loss)/profit				(6,914,449)		2,335,068		3,781,967

Selling and administrative expenses				(467,987)		(450,432)		(628,761)

				(7,382,436)		1,884,636		3,153,206

Other operating income	6			145,191		277,169		109,842
Other operating expenses	7			(580,019)		(138,329)		(295,956)

(Loss)/profit from operations				(7,817,264)		2,023,476		2,967,092

Financial income				227,533		19,405		178,462
Financial expenses				(557,971)		(340,554)		(273,681)

Net financing costs	8			(330,438)		(321,149)		(95,219)

Investment income	9			131,772		222,810		215

Share of profits of associates and jointly controlled entities				1,492		241,372		661,288

(Loss)/earnings before income tax				(8,014,438)		2,166,509		3,533,376

Income tax	10(a	)		1,812,711		(511,050)		(736,372)

Net (loss)/income				(6,201,727)		1,655,459		2,797,004

Attributable to:
Equity shareholders of the Company				(6,238,444)		1,590,988		2,771,646
Non-controlling interests				36,717		64,471		25,358

Net (loss)/income				(6,201,727)		1,655,459		2,797,004

(Loss)/earnings per share	11

Basic			RMB	(0.87)	RMB	0.22	RMB	0.38

Diluted			RMB	(0.87)	RMB	0.22	RMB	0.38

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2008, 2009 and 2010

(Amounts in thousands, except per share data)

		Years ended December 31,
		2008	2009	2010
	Note	Renminbi	Renminbi	Renminbi

Net (loss)/income		(6,201,727)	1,655,459	2,797,004

Other comprehensive income for the year (after tax and reclassification adjustments)

Available-for-sale financial assets: net movement in the fair value reserve	13	(264,661)	(82,903)	—

Total comprehensive income for the year		(6,466,388)	1,572,556	2,797,004

Attributable to
Equity shareholders of the Company		(6,503,105)	1,508,085	2,771,646
Non-controlling interests		36,717	64,471	25,358

Total comprehensive income for the year		(6,466,388)	1,572,556	2,797,004

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Equity

For the years ended December 31, 2008, 2009 and 2010

(Amounts in thousands)

	Attributable to equity shareholders of the Company
	Note		Share capital RMB’000	Share premium RMB’000	Reserves RMB’000	Retained earnings RMB’000	Total RMB’000	Non-controlling interests RMB’000	Total Equity RMB’000

Balance at January 1, 2008			7,200,000	2,420,841	4,969,548	6,057,649	20,648,038	303,991	20,952,029

Changes in equity for 2008:
Net (loss) / income for the year			—	—	—	(6,238,444)	(6,238,444)	36,717	(6,201,727)
Other comprehensive income			—	—	(264,661)	—	(264,661)	—	(264,661)

Total comprehensive income for the year			—	—	(264,661)	(6,238,444)	(6,503,105)	36,717	(6,466,388)
Dividends approved in respect of previous year	12	(b)	—	—	—	(648,000)	(648,000)	—	(648,000)
Dividends paid by subsidiaries to non-controlling shareholders			—	—	—	—	—	(76,355)	(76,355)

Balance at December 31, 2008			7,200,000	2,420,841	4,704,887	(828,795)	13,496,933	264,353	13,761,286

Balance at January 1, 2009			7,200,000	2,420,841	4,704,887	(828,795)	13,496,933	264,353	13,761,286

Changes in equity for 2009:
Net income for the year			—	—	—	1,590,988	1,590,988	64,471	1,655,459
Other comprehensive income			—	—	(82,903)	—	(82,903)	—	(82,903)

Total comprehensive income for the year			—	—	(82,903)	1,590,988	1,508,085	64,471	1,572,556
Appropriation	25		—	—	35,358	(35,358)	—	—	—
Dividends paid by subsidiaries to non-controlling shareholders			—	—	—	—	—	(34,539)	(34,539)

Balance at December 31, 2009			7,200,000	2,420,841	4,657,342	726,835	15,005,018	294,285	15,299,303

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Equity

For the years ended December 31, 2008, 2009 and 2010

(Amounts in thousands)

	Attributable to equity shareholders of the Company
	Note		Share capital RMB’000	Share premium RMB’000	Reserves RMB’000	Retained earnings RMB’000	Total RMB’000	Non-controlling interests RMB’000	Total Equity RMB’000

Balance at January 1, 2010			7,200,000	2,420,841	4,657,342	726,835	15,005,018	294,285	15,299,303

Changes in equity for 2010:
Net income for the year			—	—	—	2,771,646	2,771,646	25,358	2,797,004
Other comprehensive income			—	—	—	—	—	—	—

Total comprehensive income for the year			—	—	—	2,771,646	2,771,646	25,358	2,797,004
Dividends approved in respect of the previous year	12	(b)	—	—	—	(216,000)	(216,000)	—	(216,000)
Appropriation	25		—	—	279,548	(279,548)	—	—	—
Dividends paid by subsidiaries to non-controlling shareholders			—	—	—	—	—	(59,790)	(59,790)

Balance at December 31, 2010			7,200,000	2,420,841	4,936,890	3,002,933	17,560,664	259,853	17,820,517

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2008, 2009 and 2010

(Amounts in thousands)

			Years ended December 31,
			2008	2009	2010
			Renminbi	Renminbi	Renminbi

Net cash (used in)/ generated from operating activities	(a	)	(3,986,490)	3,346,890	3,973,719

Cash flows from investing activities:

Interest income received			59,472	19,405	37,375
Dividend income received			546,333	116,713	89,817
Proceeds from disposal of property, plant and equipment and other long-term assets			51,829	139,666	66,347
Proceeds from disposal of investments			153,997	506,144	700,000
Capital expenditure			(1,511,072)	(2,120,292)	(1,356,845)
Purchase of investments and interests in associates			(8,039)	(837,008)	—

Net cash used in investing activities			(707,480)	(2,175,372)	(463,306)

Cash flows from financing activities:

Proceeds from loans and borrowings			32,528,758	29,211,434	39,355,780
Proceeds from issuance of corporate bonds			—	1,000,000	1,000,000
Repayment of loans and borrowings			(27,377,610)	(31,849,620)	(42,631,344)
Redemption of corporate bonds			—	—	(1,000,000)
Dividends paid to equity shareholders of the Company			(645,551)	(559)	(200,510)
Dividends paid by subsidiaries to non-controlling shareholders			(76,355)	(34,539)	(59,790)

Net cash generated from/ (used in) financing activities			4,429,242	(1,673,284)	(3,535,864)

Net decrease in cash and cash equivalents			(264,728)	(501,766)	(25,451)
Cash and cash equivalents at the beginning of year			893,165	627,685	125,917
Effect of exchange rate fluctuations on cash held			(752)	(2)	(356)

Cash and cash equivalents at the end of year			627,685	125,917	100,110

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to the Consolidated Statements of Cash Flows

For the years ended December 31, 2008, 2009 and 2010

(Amounts in thousands)

(a)	Reconciliation of (loss)/earnings before income tax to net cash (used in)/generated from operating activities

	Years ended December 31,
	2008	2009	2010
	Renminbi	Renminbi	Renminbi

(Loss)/earnings before income tax	(8,014,438)	2,166,509	3,533,376
Interest income	(59,472)	(19,405)	(37,375)
Income from unlisted investments	(9,721)	(72,215)	—
Share of profits of associates and jointly controlled entities	(1,492)	(241,372)	(661,288)
Gain on disposal of available-for-sale financial assets	(131,772)	(222,810)	(215)
Interest expense	557,971	313,989	273,681
Depreciation of property, plant and equipment	1,618,478	1,635,518	1,641,961
Depreciation of investment property	13,440	13,261	13,256
Impairment losses on property, plant and equipment	440,946	98,486	238,200
Amortization of lease prepayments	16,759	16,111	16,075
Impairment loss on goodwill	22,415	—	—
Write-down of inventories	744,578	58,040	11,921
Unrealized exchange gain	(70,993)	(47)	(29,845)
(Gain)/loss on disposal of property, plant and equipment and other long-term assets, net	(13,166)	(107,988)	34,635
Decrease/ (increase) in gross inventories	(38,944)	(2,449,659)	1,519,612
Decrease/ (increase) in debtors, bills receivable and prepayments	1,122,004	202,876	(1,571,121)
(Decrease)/increase in trade creditors, other creditors and bills payable	(786,918)	993,976	1,161,697
Increase / (decrease) in balances with related parties	1,159,222	1,362,376	(1,881,447)

Cash (used in)/generated from operations	(3,431,103)	3,747,646	4,263,123

Interest paid	(578,605)	(356,652)	(270,113)
Income tax paid	(60,699)	(52,539)	(19,291)
Income tax refunded	83,917	8,435	—

Net cash (used in)/generated from operations	(3,986,490)	3,346,890	3,973,719

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

These financial statements have been approved by the Board of Directors on March 25, 2011.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

1. ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PREPARATION (continued)

At December 31, 2010, the following list contains the particulars of subsidiaries, all of which are limited companies established and operating in the PRC, which principally affected the results and assets of the Group.

Company	Registered Capital	Percentage of equity held by the Company	Percentage of equity held by subsidiaries	Principal activities
		%	%

Shanghai Petrochemical Investment Development Company Limited	RMB800,000	100	—	Investment management

China Jinshan Associated Trading Corporation	RMB25,000	67.33	—	Import and export of petrochemical products and equipment

Shanghai Jinchang Engineering Plastics Company Limited	US$4,750	—	50.38	Production of polypropylene compound products

Shanghai Golden Phillips Petrochemical Company Limited	US$50,000	—	60	Production of polypropylene products

Zhejiang Jin Yong Acrylic Fiber Company Limited	RMB250,000	75	—	Production of acrylic fiber products

Shanghai Golden Conti Petrochemical Company Limited	RMB545,776	—	100	Production of petrochemical products

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

The consolidated financial statements are prepared on the historical cost basis except for available-for-sale financial assets and derivative financial instruments which are stated at fair value.

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

Judgments made by management in the application of IFRS that have significant effect on the financial statements and major sources of estimation uncertainty are disclosed in note 30.

2. PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of consolidation

(i)	Subsidiaries and non-controlling interests

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

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (continued)

(a)	Basis of consolidation (continued)

(i)	Subsidiaries and non-controlling interests (continued)

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

Non-controlling interests (previously known as “minority interests”) represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at their proportionate share of the subsidiary’s net identifiable assets.

Non-controlling interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statements of income and the consolidated statements of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in accordance with notes 2(k) or 2(l) depending on the nature of the liability.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see note 2(c)) or, when appropriate, the cost on initial recognition of an investment in an associate or jointly controlled entity (see note 2(a) (ii)).

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

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method. Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (see note 2(u)). Any acquisition-date excess over cost, the Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognized in the consolidated statements of income, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognized in the consolidated statements of comprehensive income. For the periods presented, no adjustments have been made (or are necessary) to conform the associate’s or jointly controlled entity’s accounting policies to those of the Company as there are no material differences between the accounting policies adopted by the associate and the jointly controlled entity and the Group.

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

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (continued)

(a)	Basis of consolidation (continued)

(ii)	Associates and jointly controlled entities (continued)

When the Group ceases to have significant influence over an associate or joint control over a jointly controlled entity, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see note 2(c)) or, when appropriate, the cost on initial recognition of an investment in an associate (see note 2(a) (ii)).

(b)	Goodwill

Goodwill represents the excess of

(i)	the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree; over

(ii)	the net fair value of the acquiree’s identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognized immediately in profit or loss as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see note 2(u)).

On disposal of a cash generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

X Xxx (continued)

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

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (see note 2(u)).

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

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. The depreciation method, useful life and the residual value of an asset are reviewed annually.

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

Inventories, other than spare parts and consumables, are carried at the lower of cost and net realizable value. Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Costs of conversion of inventories include cost directly related to the units of production as well as allocation of production overheads. The allocation of fixed production overhead to the costs of conversion is based on normal operating capacity of the production facilities, whereas variable production overheads are allocated to each unit of production on the basis of the actual use of the production facilities. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

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

The Group provides pipeline transportation services to customers. Revenues associated with transportation services are recognized by reference to the stage of completion (that is, when the services are rendered) of the transaction at the end of the reporting period and when the outcome of the transaction can be estimated reliably. The outcome of the transaction can be estimated reliably when the amount of revenue, the costs incurred and the stage of completion can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group.

Dividend income is recognized in profit or loss on the date the shareholder’s right to receive payment is established.

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

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (continued)

(q)	Net financing costs (continued)

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

For investments in associates and jointly controlled entities recognized using the equity method (note 2(a)(ii)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with note 2(u)(ii). The impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount in accordance with note 2(u)(ii).

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

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

3 CHANGES IN ACCOUNTING POLICIES

The IASB has issued certain new and revised IFRS that are first effective for the current accounting period of the Group. There have been no significant changes to the accounting policy applied in these financial statements for the years presented as a result of these developments.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

4. OTHER INCOME

The Group recognized grant income of RMB 2,312,227 during the year ended December 31, 2008. These grants were mainly for compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, and the measures taken by the Group to stabilize the supply in the PRC refined petroleum product market during the year ended December 31, 2008. There were no unfilled conditions and other contingencies attached to the receipts of these grants. During the year ended December 31, 2009 and December 31, 2010, the Group did not receive such government grants.

5. COST OF SALES

Cost of sales represents:

	Years ended December 31,
	2008	2009	2010

Costs of raw materials
-crude oil	48,996,902	26,450,043	39,694,617
-other ancillary materials	9,978,791	7,724,881	14,699,011
Depreciation	1,616,596	1,632,086	1,640,877
Repairs and maintenance	988,393	1,044,863	1,016,530
Research and development	47,303	40,293	58,242
Employees’ pension costs
-municipal retirement scheme costs	199,135	185,445	209,133
-supplementary retirement scheme costs	54,862	46,974	52,974
Staff costs	1,160,658	1,204,098	1,404,129
Amortization of lease prepayments	16,759	16,111	16,075
Fuel and power	1,979,089	1,608,493	2,197,707
Others	3,517,959	5,056,909	7,324,620

	68,556,447	45,010,196	68,313,915

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

6. OTHER OPERATING INCOME

Other operating income represents:

	Years ended December 31,
	2008	2009	2010

Income from rendering of services	34,842	33,565	30,826
Gain on disposal of property, plant and equipment	17,618	24,674	2,425
Gain on disposal of lease prepayments	—	91,802	—
Rental income from investment property	48,869	31,233	39,662
Gain on disposal of unlisted investments	9,721	72,215	—
Government grants	31,037	15,310	27,211
Others	3,104	8,370	9,718

	145,191	277,169	109,842

7. OTHER OPERATING EXPENSES

Other operating expenses represent:

	Years ended December 31,
	2008	2009	2010

Loss on disposal of property, plant and equipment	4,452	8,488	37,060
Employee reduction expenses (note a)	89,844	12,518	3,646
Impairment losses on property, plant and equipment (note 18(c))	440,946	98,486	238,200
Impairment loss on goodwill (note b)	22,415	—	—
Donations	2,000	—	—
Others	20,362	18,837	17,050

	580,019	138,329	295,956

Note (a):

In accordance with the Group’s voluntary employee reduction plan, the Group recognized employee reduction expenses of RMB 3,646 in respect of the voluntary resignation of approximately 83 employees (238 employees in 2009 and 947 employees in 2008) during the year ended December 31, 2010 (2009: RMB 12,518 2008: RMB 89,844).

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

7. OTHER OPERATING EXPENSES(continued)

Note (b):

During the year ended December 31, 2008, the carrying amount of the cash-generating unit, Jinyang facility, was determined to be higher than its recoverable amount. The reduction in recoverable amount was a result of the expected reduction in production volume caused by the adverse changes in the business environment. Impairment loss recognized on goodwill was RMB 22,415 for the year ended December 31, 2008.

8. NET FINANCING COSTS

Net financing costs represent:

	Years ended December 31,
	2008	2009	2010

Interest income	(59,472)	(19,405)	(37,375)
Net foreign exchange gain	(70,417)	—	(141,087)
Net gain in fair value change of derivative financial instruments	(97,644)	—	—

Financial income	(227,533)	(19,405)	(178,462)

Net foreign exchange loss	—	16,142	—
Net loss in fair value change of derivative financial instruments	—	10,423	—
Interest on loans and borrowings	585,142	358,474	274,511
Less: borrowing costs capitalized as construction in progress*	(27,171)	(44,485)	(830)

Financial expenses	557,971	340,554	273,681

Net financing costs	330,438	321,149	95,219

*	The borrowing costs during 2010 have been capitalized at a rate of 2.00%-3.25% per annum (2009: 2.12%-5.04%; 2008: 5.10%-7.47%) for construction in progress.

9. INVESTMENT INCOME

Investment income represents the gain on disposal of available-for-sale financial assets of RMB 215 during the year ended December 31, 2010 (2009: RMB 222,810; 2008: RMB 131,772).

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

10.	INCOME TAX

(a)	Taxation in the consolidated statements of income represents:

	Years ended December 31,
	2008	2009	2010

Current tax
-Provision for PRC income tax for the year	34,919	58,410	22,523
- Under-provision in respect of prior years	16,655	843	3,453
Deferred taxation	(1,864,285)	451,797	710,396

Total income tax (benefit)/ expense	(1,812,711)	511,050	736,372

A reconciliation of the expected income tax (benefit)/ expense calculated at the applicable tax rate with the actual income tax (benefit)/ expense is as follows:

	Years ended December 31,
	2008	2009	2010

(Loss)/earnings before income tax	(8,014,438)	2,166,509	3,533,376

Expected PRC income tax (benefit)/ expense at the statutory tax rate of 25%
(2009: 25%; 2008: 25%)	(2,003,610)	541,627	883,344

Tax effect of non-deductible expenses	29,348	5,932	6,240
Tax effect of non-taxable income	(1,276)	(472)	(225)
Under-provision in prior years	16,655	843	3,453
Tax effect of share of profits recognized under the equity method	(373)	(60,343)	(165,322)
Tax effect of unused tax losses not recognized	49,488	26,823	12,324
Tax effect of unrecognized deferred tax assets	97,057	18,755	—
Utilization of unrecognized deferred tax assets	—	(17,176)	—
Others	—	(4,939)	(3,442)

Actual income tax (benefit)/ expense	(1,812,711)	511,050	736,372

The Group did not carry out business overseas and therefore does not incur overseas income taxes.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

10. INCOME TAX (continued)

(b)	Deferred taxation:

(i)	Deferred tax assets and deferred tax liabilities are attributable to items detailed in the tables below:

	Assets		Liabilities		Net balance
	December 31,		December 31,		December 31,
	2009	2010	2009	2010	2009	2010

Current
Provisions	36,778	21,539	—	—	36,778	21,539
Non-current
Provisions for impairment losses	85,112	139,379	—	—	85,112	139,379
Land use rights	28,842	27,967	—	—	28,842	27,967
Capitalization of borrowing costs	—	—	(26,322)	(23,448)	(26,322)	(23,448)
Tax losses carry forward	1,401,978	651,529	—	—	1,401,978	651,529
Others	11,584	10,610	—	—	11,584	10,610

Deferred tax assets / (liabilities)	1,564,294	851,024	(26,322)	(23,448)	1,537,972	827,576

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

10. INCOME TAX (continued)

(b)	Deferred taxation (continued):

(ii)	Movements in deferred tax assets and liabilities are as follows:

	Balance at January 1, 2008	Recognized in consolidated statements of income	Recognized in reserve	Balance at December 31, 2008

Current
Provisions	40,075	163,899	—	203,974
Forward exchange contracts	—	(24,411)	—	(24,411)
Non-current
Provision for impairment losses	77,310	20,846	—	98,156
Land use rights	30,592	(875)	—	29,717
Capitalization of borrowing costs	(32,070)	2,874	—	(29,196)
Available-for-sale financial assets	(115,855)	—	88,221	(27,634)
Tax losses carry forward	—	1,701,453	—	1,701,453
Others	9,577	499	—	10,076

Net deferred tax assets	9,629	1,864,285	88,221	1,962,135

	Balance at January 1, 2009	Recognized in consolidated statements of income	Recognized in reserve	Balance at December 31, 2009

Current
Provisions	203,974	(167,196)	—	36,778
Forward exchange contracts	(24,411)	24,411	—	—
Non-current
Provision for impairment losses	98,156	(13,044)	—	85,112
Land use rights	29,717	(875)	—	28,842
Capitalization of borrowing costs	(29,196)	2,874	—	(26,322)
Available-for-sale financial assets	(27,634)	—	27,634	—
Tax losses carry forward	1,701,453	(299,475)	—	1,401,978
Others	10,076	1,508	—	11,584

Net deferred tax assets	1,962,135	(451,797)	27,634	1,537,972

	Balance at January 1, 2010	Recognized in consolidated statements of income	Recognized in reserve	Balance at December 31, 2010
Current
Provisions	36,778	(15,239)	—	21,539
Non-current
Provision for impairment losses	85,112	54,267	—	139,379
Land use rights	28,842	(875)	—	27,967
Capitalization of borrowing costs	(26,322)	2,874	—	(23,448)
Tax losses carry forward	1,401,978	(750,449)	—	651,529
Others	11,584	(974)	—	10,610

Net deferred tax assets	1,537,972	(710,396)	—	827,576

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

10. INCOME TAX (continued)

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

As at December 31, 2010, a subsidiary of the Company did not recognize the deferred tax assets in respect of the impairment losses on property, plant and equipment amounting to RMB 432,579 (2009: RMB 432,579, 2008: RMB 357,560) and the unused tax losses carried forward for PRC income tax purpose amounting to RMB 452,443 (2009: RMB 417,688, 2008: RMB 310,396), because it was not probable that the related tax benefit will be realized. The unused tax losses carried forward of RMB 29,357, RMB 68,548, RMB 197,952, RMB 107,292 and RMB 49,294 will expire in 2011, 2012, 2013, 2014 and 2015 respectively.

11. EARNINGS/(LOSS) PER SHARE

The calculation of basic earnings/(loss) per share is based on the income attributable to equity shareholders of the Company of RMB 2,771,646 (2009: RMB 1,590,988; 2008: loss of RMB 6,238,444) and 7,200,000,000 (2009: 7,200,000,000; 2008: 7,200,000,000) shares in issue during the year.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

12. DIVIDENDS

(a)	Dividends attributable to the year:

	Years ended December 31,
	2008	2009	2010

Final dividend proposed after the balance sheet date of RMB 0.10 per share
(2009: RMB 0.03 per share; 2008: RMB nil per share)	—	216,000	720,000

Pursuant to a resolution passed at the directors’ meeting on March 25, 2011, a final dividend of RMB 0.10 per share totalling RMB 720,000 (2009: RMB 216,000, 2008: RMB nil) was proposed for shareholders’ approval at the Annual General Meeting. The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

(b)	Dividends attributable to the previous financial year, approved during the year:

	Years ended December 31,
	2008	2009	2010

Final dividend in respect of the previous financial year, approved during the year, of RMB 0.03 per share
(2009: RMB nil per share; 2008: RMB 0.09 per share)	648,000	—	216,000

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

13 OTHER COMPREHENSIVE INCOME

(a)	Tax effects relating to each component of other comprehensive income

	2008
	Before-tax amount	Tax expense	Net-of tax amount

Available-for-sale financial assets:
Net movement in fair value reserve	(352,882)	88,221	(264,661)

	2009
	Before-tax amount	Tax benefit	Net-of tax amount
Available-for-sale financial assets:
Net movement in fair value reserve	(110,537)	27,634	(82,903)

	2010
	Before-tax amount	Tax benefit	Net-of tax amount
Available-for-sale financial assets:
Net movement in fair value reserve	—	—	—

(b)	Reclassification adjustments relating to components of other comprehensive income

	Years ended December 31,
	2008	2009	2010
Available-for-sale financial assets:
Changes in fair value recognized during the year	(221,110)	112,273	215
Reclassification adjustments for amounts transferred to profit or loss
- gains on disposal	(131,772)	(222,810)	(215)
Income tax on other comprehensive income	88,221	27,634	—

Net movement in fair value reserve during the year recognized in other comprehensive income	(264,661)	(82,903)	—

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

14. INVENTORIES

(a)	Inventories in the balance sheet comprise:

	December 31,
	2009	2010

Raw materials	4,188,941	2,602,299
Work in progress	1,352,767	1,417,789
Finished goods	717,337	841,250
Spare parts and consumables	624,789	490,963

	6,883,834	5,352,301

At December 31, 2010, the Group had inventories that were carried at net realizable value of RMB 881,191 (2009: RMB 1,603,140).

(b)	The analysis of the amount of inventories recognized as an expense is as follows:

The cost of inventories recognized as an expense in the consolidated statements of comprehensive income amounted to RMB 68,313,915 for the year ended December 31, 2010 (2009: RMB 45,010,196; 2008: RMB 68,556,447), which includes the write-down of inventories of RMB 11,921 (2009: RMB 58,040; 2008: RMB 744,578).

(c)	Allowance for diminution in value of inventories is analyzed as follows:

At January 1, 2008	73,792
Provision for the year	744,578
Write-off	—

At December 31, 2008	818,370
Provision for the year	58,040
Write-off	(716,602)

At December 31, 2009	159,808
Provision for the year	11,921
Write-off	(69,767)

At December 31, 2010	101,962

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

15. OTHER INVESTMENTS

Other investments comprise:

	December 31,
	2009	2010

Current investments
Available-for-sale financial assets	700,000	—

Available-for-sale financial assets, with a carrying amount of RMB 700,000 at December 31, 2009, represent an investment fund purchased from a PRC state-owned bank. The fund mainly invests in debt and equity securities in the PRC. The Company redeemed this fund in January 2010.

The Group’s exposure to credit and interest rate risks related to other investments is disclosed in note 31.

16. TRADE DEBTORS, BILLS RECEIVABLE AND AMOUNTS DUE FROM RELATED PARTIES

	December 31,
	2009	2010

Trade debtors	132,779	82,030
Less: Impairment losses for bad and doubtful debts	(12,634)	(7,837)

	120,145	74,193

Bills receivable	573,283	1,993,273
Amounts due from related parties	576,399	776,234

	1,269,827	2,843,700

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

16. TRADE DEBTORS, BILLS RECEIVABLE AND AMOUNTS DUE FROM RELATED PARTIES (continued)

The aging analysis of trade debtors, bills receivable and amounts due from related parties (net of impairment losses for bad and doubtful debts) is as follows:

	December 31,
	2009	2010
Invoice date:

Within one year	1,269,793	2,842,788
Between one and two years	34	912

	1,269,827	2,843,700

Impairment losses for bad and doubtful debts are analyzed as follows:

At January 1, 2008	24,591
Provision for the year	—
Write-off	(5,980)

At December 31, 2008	18,611
Provision for the year	—
Write-off	(5,977)

At December 31, 2009	12,634
Reversal during the year	(2,916)
Write-off	(1,881)

At December 31, 2010	7,837

Bills receivable represents short-term banker acceptance receivable that entitle the Group to receive the full face amount of the receivables from the banks at maturity, which generally ranges from one to six months from the date of issuance. Historically, the Group had experienced no credit losses on bills receivable.

Sales are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

17. OTHER DEBTORS AND PREPAYMENTS

Other debtors and prepayments comprise:

	December 31,
	2009	2010
Purchase deposits	2,996	115,275
Sundry debtors	78,851	120,455

	81,847	235,730

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

18. PROPERTY, PLANT AND EQUIPMENT

(a) Property, plant and equipment comprise:

	Buildings	Plant and Machinery	Vehicles and other equipment	Total
Cost:

At January 1, 2009	5,665,757	23,125,018	6,708,164	35,498,939
Additions	69,270	61,973	74,446	205,689
Transferred from construction in progress (note 20)	55,347	3,003,956	204,116	3,263,419
Disposals	(34,518)	(479,524)	(76,359)	(590,401)

At December 31, 2009	5,755,856	25,711,423	6,910,367	38,377,646

At January 1, 2010	5,755,856	25,711,423	6,910,367	38,377,646
Additions	220	61,883	34,401	96,504
Transferred from construction in progress (note 20)	12,226	332,073	63,508	407,807
Disposals	(35,408)	(298,580)	(111,844)	(445,832)

At December 31, 2010	5,732,894	25,806,799	6,896,432	38,436,125

Accumulated depreciation and impairment losses:

At January 1, 2009	3,439,818	14,317,665	4,468,557	22,226,040
Charge for the year	175,598	1,154,494	305,426	1,635,518
Impairment loss	51,480	25,269	21,737	98,486
Written back on disposals	(26,751)	(461,994)	(70,858)	(559,603)

At December 31, 2009	3,640,145	15,035,434	4,724,862	23,400,441

At January 1, 2010	3,640,145	15,035,434	4,724,862	23,400,441
Charge for the year	139,591	1,234,816	267,554	1,641,961
Impairment loss	8,578	206,929	22,693	238,200
Written back on disposals	(26,396)	(283,655)	(104,985)	(415,036)

At December 31, 2010	3,761,918	16,193,524	4,910,124	24,865,566

Net book value:

At December 31, 2010	1,970,976	9,613,275	1,986,308	13,570,559

At December 31, 2009	2,115,711	10,675,989	2,185,505	14,977,205

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

18. PROPERTY, PLANT AND EQUIPMENT (continued)

(b)	All of the Group’s buildings are located in the PRC (including Hong Kong).

Buildings in Hong Kong with a net book value of RMB 29,388 (2009: RMB 30,573) were held under medium-term leases.

(c)	Impairment losses

2009

A synthetic fiber plant of a subsidiary was shut down and abandoned and a power generator unit of the Company was damaged and placed out of service. These assets were tested for impairment in accordance with the Company’s accounting policy described in note 2(u)(ii) to the consolidated financial statements. The Group determined that the carrying values of the synthetic fiber plant and the power generator unit were higher than their recoverable amounts and accordingly, impairment losses of RMB 98.5 million were recognized during the year ended December 31, 2009. The estimated recoverable amounts were based on the assets’ fair values less costs to sell, which were determined by reference to the recent observable market prices for similar assets within the same industry.

2010

Impairment losses recognized on property, plant and equipment of the synthetic fibers segment were RMB 92 million for the year ended December 31, 2010, which represented impairment losses in respect of certain filament production facilities. The primary factor resulting in the impairment losses on the filament production facilities is the high operating and production costs caused by the increase in the raw material price that are not expected to be covered through an increase in selling price of those products in the foreseeable future. These assets were tested for impairment in accordance with the Company’s accounting policy described in note 2(u)(ii) to the consolidated financial statements. The recoverable amounts of these production facilities were estimated based on their value in use. The estimate of value in use was determined using a pre-tax discount rate of 10%.

Impairment losses recognized on certain idle facilities of the resins and plastics segment were RMB 26.3 million for the year ended December 31, 2010. These facilities were abandoned and tested for impairment in accordance with the Company’s accounting policy described in note 2(u)(ii) to the consolidated financial statements. The estimated recoverable amounts were based on the assets’ fair value less costs to sell, which were determined by reference to the recent observable market prices for similar assets within the same industry.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

18. PROPERTY, PLANT AND EQUIPMENT (continued)

(c)	Impairment losses (continued)

Impairment losses recognized on property, plant and equipment of the intermediate petrochemicals segment were RMB 119.9 million for the year ended December 31, 2010, which mainly represented impairment losses of RMB 89.9 million in respect of a newly constructed facility that has not started production as it cannot meet the local environmental requirement. The asset was tested for impairment in accordance with the Company’s accounting policy described in note 2(u)(ii) to the consolidated financial statements. The estimated recoverable amounts was based on the asset’s fair value less costs to sell, which was determined by reference to the recent observable market prices for similar assets within the same industry.

(d)	The carrying value of above assets prior to the impairment losses and the carrying value of the assets subsequent to the impairment losses by asset category for the years ended December 31, 2009 and 2010 are presented as follows:

Asset Category	2009
	Original cost	Net book value before impairment	Impairment loss recognized	Net book value after impairment

Buildings	423,530	63,179	(51,480)	11,699
Plant and machinery	704,402	46,483	(25,269)	21,214
Vehicles and other equipment	154,306	26,254	(21,737)	4,517

Total	1,282,238	135,916	(98,486)	37,430

Asset Category	2010
	Original cost	Net book value before impairment	Impairment loss recognized	Net book value after impairment

Buildings	59,504	38,149	(8,578)	29,571
Plant and machinery	805,340	246,605	(206,929)	39,676
Vehicles and other equipment	136,058	46,176	(22,693)	23,483

Total	1,000,902	330,930	(238,200)	92,730

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

19. INVESTMENT PROPERTY

	2009	2010
Cost:
At January 1	546,838	546,630
Disposals	(208)	(218)

At December 31	546,630	546,412

Accumulated depreciation:
At January 1	54,148	67,383
Charge for the year	13,261	13,256
Written back on disposals	(26)	(32)

At December 31	67,383	80,607

Net book value:
At December 31	479,247	465,805

Investment property represents certain floors of an office building leased under operating leases.

The fair value of the investment property of the Group as at December 31, 2010 was estimated by the directors to be approximately RMB 994,053 by reference to market values of like properties in the relevant region (2009: RMB 808,751). The investment property has not been valued by an external independent valuer.

Rental income of RMB 39,662 was received by the Group during the year ended December 31, 2010 (2009: RMB 31,233).

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

20. CONSTRUCTION IN PROGRESS

	2009	2010
At January 1	1,854,154	348,865
Additions	1,758,130	1,198,181
Transferred to property, plant and equipment (note 18)	(3,263,419)	(407,807)

At December 31	348,865	1,139,239

21. INTEREST IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

	December 31,
	2009	2010
Interest in associates	2,640,631	3,198,114
Interest in jointly controlled entities	109,015	118,176

	2,749,646	3,316,290

The above amount represents the share of net assets of the Group’s interest in its associates and jointly controlled entities.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

21. INTEREST IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES (continued)

The particulars of these significant associates and jointly controlled entities, which are limited companies established and operating in the PRC, which principally affected the results or assets of the Group at December 31, 2010 are as follows:

Company	Registered Capital		Percentage of equity held by the Company	Percentage of equity held by subsidiaries	Principal activities
			%	%

Shanghai Chemical Industry Park Development Company Limited		RMB2,372,439	38.26	—	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC

Shanghai Secco Petrochemical Company Limited	US$	901,441	20	—	Manufacturing and distribution of chemical products

Shanghai Jinpu Plastics Packaging Material Company Limited	US$	20,204	—	50	Production of polypropylene film

Shanghai Jinsen Hydrocarbon Resins Company Limited	US$	23,395	—	40	Production of resins products

Shanghai Azbil Automation Company Limited (formerly known as “Shanghai Yamatake Automation Company Limited”)	US$	3,000	—	40	Service and maintenance of building auto- mation systems and products

BOC-SPC Gases Company Limited	US$	32,000	50	—	Production and sales of industrial gases

Summary financial information of the associates is as follows:

	Assets	Liabilities	Equity	Revenues	Net income

2010
100 per cent	26,273,106	(11,710,361)	14,562,745	30,772,706	2,947,033
Group’s effective interest	6,797,152	(3,599,038)	3,198,114	6,463,076	632,127

2009
100 per cent	25,558,995	(13,671,420)	11,887,575	17,881,950	922,218
Group’s effective interest	6,162,828	(3,522,197)	2,640,631	3,850,409	218,862

For the periods presented, no adjustments have been made (or are necessary) to conform the associates’ accounting policies to those of the Group as there are no material differences between the accounting policies adopted by the associates and the Group.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

22. LOANS AND BORROWINGS

Short-term debts consist of:

	December 31,
	2009	2010

Current portion of long-term bank loans	74,275	100,000
Corporate bonds (note a)	1,000,000	1,000,000
Short-term bank loans	6,460,398	2,885,438
Loans from a related party	240,000	410,000

	7,774,673	4,395,438

The Group’s short-term debts are used primarily to finance working capital needs. At December 31, 2010, no loans and borrowings were secured by the way of pledge of property, plant and equipment (2009: nil). The Group’s weighted average short-term interest rates were 3.32% and 2.34% at December 31, 2009 and 2010, respectively.

Note (a):

The Company issued RMB 1 billion 365-day unsecured corporate bonds to corporate investors in the PRC inter-bank debenture market on June 23, 2010. The bonds were issued at 100% of face value, with an effective yield of 3.27% per annum, and mature on June 23, 2011.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

22. LOANS AND BORROWINGS (continued)

The Group’s long-term debts, which are for the addition of plant and equipment and working capital purposes, consist of:

	Interest rate at December 31, 2010	Interest type	December 31,
			2009	2010
Arranged by the Company:

Renminbi denominated:
Due in 2011	5.10%	Floating	100,000	100,000
Due in 2013	5.36%	Floating	200,000	175,000

Arranged by subsidiaries:
U.S. Dollar denominated:
Payable annually through 2011	Interest free	—	9,833	—

Renminbi denominated:
Payable annually through 2010	Interest free	—	61,500	—
Payable annually through 2011	Interest free	—	7,200	—

Total long-term debt outstanding			378,533	275,000

Less: Amounts due within one year			(74,275)	(100,000)

Amounts due after one year			304,258	175,000

Included in short-term and long-term debts are the following amounts denominated in currencies other than the functional currency of the entity to which they relate:

	December 31,
	2009	2010

United States Dollars	USD 886,007	USD 381,935

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

23 AMOUNTS DUE FROM / TO RELATED PARTIES

Amounts due from / to related parties are unsecured and interest free (see note 28(c)).

24. SHARE CAPITAL

Share capital represents:

	December 31,
	2009	2010

Registered, issued and paid up capital:
4,870,000,000 A shares of RMB 1.00 each	4,870,000	4,870,000
2,330,000,000 H shares of RMB 1.00 each	2,330,000	2,330,000

	7,200,000	7,200,000

All the A and H shares rank pari passu in all respects.

Capital management

Management optimises the structure of its capital, comprising equity and loans. In order to maintain or adjust the capital structure, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of debt-to-equity ratio, which is calculated by dividing loans and borrowings by the total equity attributable to equity shareholders of the Company, and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the operating and investment needs and changes in market conditions, and to maintain the debt-to-equity ratio and the liability-to-asset ratio at a range considered reasonable by management. As at December 31, 2010, the debt-to-equity ratio and the liability-to-asset ratio of the Group were 26.03% (2009: 53.84%) and 37.62% (2009: 48.85%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in notes 22 and 26, respectively.

There were no changes in the management approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

25. RESERVES

Movements on reserves comprise:

	2009	2010

Share premium (note a)
Balance at January 1 and December 31	2,420,841	2,420,841

Statutory surplus reserve (note b)
Balance at January 1	3,485,894	3,521,252
Appropriation (note b)	35,358	279,548

Balance at December 31 (note b)	3,521,252	3,800,800

Capital reserve (note c)
Balance at January 1 and December 31	4,180	4,180

Discretionary surplus reserve (note d)
Balance at January 1 and December 31	1,280,514	1,280,514

Excess over share capital (note e)
Balance at January 1 and December 31	(148,604)	(148,604)

Fair value reserve (note f)
Balance at January 1	82,903	—
Other comprehensive income for the year(note 13(b))	(82,903)	—

Balance at December 31	—	—

Retained earnings/ (accumulated losses) (note g)
Balance at January 1	(828,795)	726,835
Net income for the year attributable to the equity shareholders of the Company	1,590,988	2,771,646
Dividend approved in respect of previous year	—	(216,000)
Appropriation	(35,358)	(279,548)

Balance at December 31	726,835	3,002,933

	7,805,018	10,360,664

Note (a):

The application of the share premium account is governed by Sections 178 and 179 of the PRC Company Law.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

25. RESERVES (continued)

Note (b):

According to the Company’s Articles of Association, the Company is required to transfer 10% of the Company’s profit after taxation, as determined under China Accounting Standards for Business Enterprises, to a statutory surplus reserve. The transfer to this reserve is made before distribution of a dividend to shareholders.

The statutory surplus reserve can be used to make good of previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

Note (c):

This reserve represents gifts or grants received from China Petrochemical Corporation, the ultimate parent company and which are required to be included in this reserve fund by PRC regulations.

Note (d):

The transfer to this reserve from the retained profits is subject to the approval by shareholders at general meetings. Its usage is similar to that of statutory surplus reserve.

Note (e):

Effective from January 1, 2002, land use rights which are included in lease prepayments are carried at historical cost. Accordingly, the surplus on the revaluation of land use rights is reversed to shareholders’ equity. Under China Accounting Standards for Business Enterprises, land use rights are carried at revalued amounts.

Note (f):

The fair value reserve comprises the unrealized gain or loss of available-for-sale financial assets, net of deferred tax, held at the balance sheet date.

Note (g):

According to the Company’s Articles of Association, the reserve available for distribution is the lower of the amount determined under China Accounting Standards for Business Enterprises and the amount determined under IFRS. Final dividend of RMB 720,000 (2009: RMB 216,000) in respect of the financial year 2010 was declared after the balance sheet date.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

26. COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

The Group had capital commitments outstanding at December 31 not provided for in the financial statements as follows:

	December 31,
	2009	2010

Property, plant and equipment

Contracted but not provided for	35,745	887,928
Authorized by the Board but not contracted for	7,754,320	6,110,386

	7,790,065	6,998,314

(b)	Contingent liabilities

(i)	Income tax differences

In June 2007, the State Administrative of Taxation issued a tax circular (Circular No.664) to the local tax authorities requesting the relevant local tax authorities to rectify the applicable enterprise income tax (“EIT”) for nine listed companies, which included the Company. After the notice was issued, the Company was required by the relevant tax authority to settle the EIT for 2007 at a rate of 33 percent. To date, the Company has not been requested by the tax authorities to pay additional EIT in respect of any years prior to 2007. There is no further development of this matter during the year ended December 31, 2010. No provision has been made in the financial statements at December 31, 2010 for this uncertainty because management believes it is not probable that the Group will be required to pay additional EIT for tax years prior to 2007.

(ii)	Except for the above, there are no contingent liabilities for which the possibility of any outflow of resources is other than remote and the Group is not a party to any business operation contingencies.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

27. RETIREMENT SCHEMES

As stipulated by the regulations of the PRC, the Group participates in a defined contribution retirement plan organized by the Shanghai Municipal Government for its staff. The Group is required to make contributions to the retirement plan at a rate of 22% of the salaries, bonuses and certain allowances of its staff in 2010 (2009: 22%).

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

A member of the above plans is entitled to a pension amount equal to a fixed proportion of the salary prevailing at his or her retirement date. Both the Group and participating employees make defined contributions to the above two retirement plans. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. For the year ended December 31, 2010, the Group’s contribution to the above two plans amounted to RMB 209,752 and RMB 57,867 respectively (2009: RMB 192,791 and RMB 49,513 respectively; 2008: RMB 199,135 and RMB 54,862 respectively).

28. RELATED PARTY TRANSACTIONS

The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company

China Petrochemical Corporation (“Sinopec Group Company”)	Ultimate parent company
China Petroleum & Chemical Corporation (“Sinopec Corp”)	Immediate parent company
Sinopec Huadong Sales Company Limited	Subsidiary of the immediate parent company
China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Company Limited	Subsidiary of the immediate parent company
Sinopec Yizheng Chemical Fiber Company Limited	Subsidiary of the immediate parent company
Sinopec Finance Company Limited (“Sinopec Finance”)	Subsidiary of the ultimate parent company
Sinopec Storage and Transportations Company Limited	Subsidiary of the ultimate parent company
Shanghai Secco Petrochemical Co., Ltd.	Associate
BOC-SPC Gases Co., Ltd.	Jointly controlled entity

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

28. RELATED PARTY TRANSACTIONS (continued)

(a)	Most of the transactions undertaken by the Group during the year ended December 31, 2010 have been affected on such terms as determined by Sinopec Corp and relevant PRC authorities.

Sinopec Corp negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. Sinopec Corp also owns a widespread petroleum products sales network and possesses a fairly high market share in domestic petroleum products market, which is subject to extensive regulation by the PRC government.

The Group has entered into a mutual product supply and sales services framework agreement with Sinopec Corp. Pursuant to the agreement, Sinopec Corp provides the Company with crude oil, other petrochemical raw materials and agent services. On the other hand, the Company provides Sinopec Corp with petroleum products, petrochemical products and property leasing services.

The pricing policy for these services and products provided under the agreement is as follows:

•	if there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;

•	if there are no State tariffs, but there are applicable State’s guidance prices, the pricing shall follow the State’s guidance prices; or

•	if there are no State tariffs or State’s guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

Transactions between the Group and Sinopec Corp, its subsidiaries and jointly controlled entities were as follows:

	Years ended December 31,
	2008	2009	2010

Sales of petroleum products	24,698,143	20,299,415	30,352,483
Sales other than petroleum products	3,168,697	5,383,416	8,982,711
Purchases of crude oil	37,790,324	20,332,851	24,555,912
Purchases other than crude oil	3,180,084	2,510,323	7,296,474
Sales commissions	146,137	116,441	168,896
Rental income	19,009	20,213	26,942

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

28. RELATED PARTY TRANSACTIONS (continued)

(b)	Other transactions between the Group and Sinopec Group Company and its subsidiaries, associates and jointly controlled entities of the Group were as follows:

	Years ended December 31,
	2008	2009	2010

Sales of goods and service income
- Sinopec Group Company and its subsidiaries	508,308	131,117	307,658
- Associates and jointly controlled entities of the Group	1,533,138	1,351,675	1,279,154

	2,041,446	1,482,792	1,586,812

Purchases
- Sinopec Group Company and its subsidiaries	31,005	—	45,773
- Associates and jointly controlled entities of the Group	2,641,990	1,952,846	5,702,541

	2,672,995	1,952,846	5,748,314

Insurance premiums
- Sinopec Group Company and its subsidiaries	93,587	88,408	96,712

Interest income
- Sinopec Finance	649	532	570

Loans borrowed
- Sinopec Finance	543,000	2,353,000	5,160,000

Loans repayment
- Sinopec Finance	1,488,300	2,643,000	4,990,000

Interest expense
- Sinopec Finance	26,682	26,423	29,029

Construction and installation fees
- Sinopec Group Company and its subsidiaries	114,878	165,204	88,586

Financial guarantees issued	25,747	—	—

The directors of the Company are of the opinion that the transactions with Sinopec Corp, its subsidiaries and jointly controlled entities, Sinopec Group Company and its subsidiaries, associates and jointly controlled entities of the Group as disclosed in notes 28(a) and 28(b) were conducted in the ordinary course of business, on normal commercial terms and in accordance with the agreements governing such transactions.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

28. RELATED PARTY TRANSACTIONS (continued)

(c)	The relevant amounts due from/to Sinopec Corp, its subsidiaries and jointly controlled entities, Sinopec Group Company and its subsidiaries, associates and jointly controlled entities of the Group, arising from purchases, sales and other transactions as disclosed in notes 28(a) and 28(b), are summarized as follows:

	December 31,
	2009	2010

Amounts due from related parties
- Sinopec Corp, its subsidiaries and jointly controlled entities	523,236	686,097
- Sinopec Group Company and its subsidiaries	2,174	12,823
- Associates and jointly controlled entities of the Group	50,989	77,314

Total	576,399	776,234

Amounts due to related parties
- Sinopec Corp, its subsidiaries and jointly controlled entities	3,246,147	1,588,791
- Sinopec Group Company and its subsidiaries	41,209	41,688
- Associates and jointly controlled entities of the Group	200,289	170,512

Total	3,487,645	1,800,991

Cash deposits, maturing within 3 months
- Sinopec Finance	957	6,870

Short-term loans
- Sinopec Finance	240,000	410,000

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

28. RELATED PARTY TRANSACTIONS (continued)

(d)	Key management personnel compensation and post-employment benefit plans

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key personnel compensations are as follows:

	Years ended December 31,
	2008	2009	2010

Short-term employee benefits	5,008	6,019	6,318
Post-employment benefits	95	102	190

	5,103	6,121	6,508

Post-employment benefits are included in “contributions to defined contribution retirement plans” as disclosed in note 28(e).

(e)	Contributions to defined contribution retirement plans

The Group participates in defined contribution retirement plans organized by municipal governments for its staff. The contributions to defined contribution retirement plans are as follows:

	Years ended December 31,
	2008	2009	2010

Municipal retirement scheme costs (note 27)	199,135	192,791	209,752
Supplementary retirement scheme costs (note 27)	54,862	49,513	57,867

At December 31, 2008, 2009 and 2010, there was no material outstanding contribution to the above defined contribution retirement plans.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

28. RELATED PARTY TRANSACTIONS (continued)

(f)	Transactions with other state-owned entities in the PRC

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

(i)	Transactions with other state-controlled energy and chemical companies

The Group’s major domestic suppliers of crude oil are China National Offshore Oil Corporation and its subsidiaries and Sinochem Group and its subsidiaries, which are state-controlled entities.

During the years ended December 31, 2008, 2009 and 2010, the aggregate amount of crude oil purchased by the Group from the above state-controlled energy and chemical companies are as follows:

	Years ended December 31,
	2008	2009	2010

Purchases of crude oil	11,460,909	7,643,780	13,474,022

Prepayments due to the above state-controlled energy and chemical companies are RMB 48,891 as at December 31, 2010 (2009: nil).

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

The Group deposits its cash with several state-controlled banks in the PRC. The Group also obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the People’s Bank of China. The Group’s interest income from and interest expense to these state-controlled banks in the PRC are as follows:

	Years ended December 31,
	2008	2009	2010

Interest income	59,249	18,873	36,805
Interest expense	531,289	272,248	191,460

The amounts of cash deposited at and loans from state-controlled banks in the PRC are summarized as follows:

	December 31,
	2009	2010

Cash and cash equivalents at state-controlled banks in the PRC	124,960	93,240

Short-term loans and current portion of long-term loans	6,460,398	2,985,438
Long-term loans excluding current portion of long-term loans	300,000	175,000

Total loans from state-controlled banks in the PRC	6,760,398	3,160,438

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

29. SEGMENT REPORTING

The Group manages its business by divisions, which are organized by business lines. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

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

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

29. SEGMENT REPORTING (continued)

(e)	All other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include sales of consumer products and services and a variety of other commercial activities, which are not allocated to the above four operating segments.

(a)	Segment results, assets and liabilities

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

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise interest in associates or jointly controlled entities, deferred tax assets, cash and cash equivalents, investment property and related revenues (such as share of profit of associates and jointly controlled entities, interest income and investment income), interest-bearing loans, borrowings and interest expense, and corporate assets and expenses.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

29. SEGMENT REPORTING (continued)

(b)	Reportable information on the Group’s operating segments is as follows:

Sales and other income

	Years ended December 31,
	2008	2009	2010

Manufactured Products
Synthetic Fibers
External sales	3,670,362	2,860,851	3,955,396
Intersegment sales	73	57	82

Total	3,670,435	2,860,908	3,955,478

Resins and Plastics
External sales	14,880,659	12,407,738	15,065,276
Intersegment sales	53,065	44,245	118,699

Total	14,933,724	12,451,983	15,183,975

Intermediate Petrochemicals
External sales (note a)	10,296,256	8,511,347	17,399,592
Intersegment sales (note b)	17,801,810	12,165,836	18,583,283

Total	28,098,066	20,677,183	35,982,875

Petroleum Products
External sales (note a)	28,372,037	22,936,392	33,734,607
Intersegment sales	2,153,355	1,762,391	2,678,172
Other income	2,312,227	—	—

Total	32,837,619	24,698,783	36,412,779

All others
External sales (note a)	3,007,545	4,941,601	7,365,828
Intersegment sales	2,720,112	2,589,206	2,567,305

Total	5,727,657	7,530,807	9,933,133

Elimination of intersegment sales	(22,728,415)	(16,561,735)	(23,947,541)

Consolidated sales and other income	62,539,086	51,657,929	77,520,699

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

29. SEGMENT REPORTING (continued)

Sales and other income (continued)

	Years ended December 31,
	2008	2009	2010
Segment (loss)/profit

Synthetic Fibers	(1,651,458)	11,423	435,594
Resins and Plastics	(2,176,731)	844,325	991,091
Intermediate Petrochemicals	(42,654)	190,761	365,124
Petroleum Products	(3,945,873)	804,871	1,140,268
All others	(548)	172,096	35,015

	(7,817,264)	2,023,476	2,967,092

Net financing costs	(330,438)	(321,149)	(95,219)

Investment income	131,772	222,810	215

Share of profits of associates and jointly controlled entities	1,492	241,372	661,288

(Loss)/earnings before income tax	(8,014,438)	2,166,509	3,533,376

Note (a): External sales include sales to Sinopec Corp, its subsidiaries and jointly controlled entities as follows:

	Years ended December 31,
	2008	2009	2010

Sales to Sinopec Corp, its subsidiaries and jointly controlled entities

Intermediate Petrochemicals	3,168,697	2,149,576	3,838,121
Petroleum Products	24,698,143	20,299,415	30,352,483
All others	—	3,233,840	5,144,590

Total	27,866,840	25,682,831	39,335,194

Note (b): Intermediate Petrochemicals’ intersegment sales for each of the other reportable segments are as follows:

	Years ended December 31,
	2008	2009	2010
Synthetic fibers	3,302,959	2,721,968	3,366,715
Resins and plastics	14,196,799	9,200,552	14,938,149
Petroleum products	302,052	243,316	278,419

Total	17,801,810	12,165,836	18,583,283

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

29. SEGMENT REPORTING (continued)

	December 31,
	2009	2010
Assets

Segment assets
Synthetic Fibers	1,497,295	1,279,077
Resins and Plastics	1,628,238	1,365,165
Intermediate Petrochemicals	6,973,974	6,876,401
Petroleum Products	12,034,731	11,671,875
All others	2,081,466	2,562,533

Total segment assets	24,215,704	23,755,051

Interest in associates and jointly controlled entities	2,749,646	3,316,290

Unallocated:
(including cash and cash equivalents, other investments, deferred tax assets, investment property and lease prepayments and other assets)	2,943,136	1,497,401

Consolidated assets	29,908,486	28,568,742

	December 31,
	2009	2010
Liabilities

Segment liabilities
Synthetic Fibers	238,911	261,801
Resins and Plastics	1,035,855	997,145
Intermediate Petrochemicals	710,695	1,151,650
Petroleum Products	4,123,220	3,263,676
All others	412,273	487,532

Total segment liabilities	6,520,954	6,161,804

Loans and borrowings
-current	7,774,673	4,395,438

Loans and borrowings
-non-current	304,258	175,000

Income tax payable	9,298	15,983

Consolidated liabilities	14,609,183	10,748,225

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

29. SEGMENT REPORTING (continued)

	Years ended December 31,
	2008	2009	2010
Depreciation and amortization

Synthetic Fibers	223,146	223,924	224,390
Resins and Plastics	350,563	350,669	350,728
Intermediate Petrochemicals	560,086	571,369	574,173
Petroleum Products	339,068	341,126	343,379
All others	162,374	164,541	165,366

Segment depreciation and amortization	1,635,237	1,651,629	1,658,036

Unallocated	13,440	13,261	13,256

Consolidated depreciation and amortization	1,648,677	1,664,890	1,671,292

	Years ended December 31,
	2008	2009	2010
Impairment losses on long-lived assets

Synthetic Fibers	440,351	75,140	92,000
Resins and plastics	23,010	—	26,300
Intermediate petrochemicals	—	—	119,900
All others	—	23,346	—

Consolidated impairment losses on long-lived assets	463,361	98,486	238,200

	Years ended December 31,
	2008	2009	2010
Total capital expenditures for segment long-lived assets

Synthetic Fibers	73,653	98,668	154,149
Resins and Plastics	6,484	16,913	15,179
Intermediate Petrochemicals	1,175,451	1,324,081	197,774
Petroleum Products	58,374	397,482	825,494
All others	197,110	283,148	164,250

Capital expenditures for segment long-lived assets	1,511,072	2,120,292	1,356,846

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

Depreciation

Property, plant and equipment, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The Group reviews the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets, taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

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

Recognition of deferred tax assets

Deferred tax assets are recognized in respect of temporary deductible differences and the carryforward of unused tax losses. Management recognizes deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realized or utilized. At the end of each reporting period, management assesses whether previously unrecognized deferred tax assets should be recognized. The Group recognizes a previously unrecognized deferred tax asset to the extent that it is probable that future taxable profit will allow the deferred tax asset to be utilized. In addition, management assesses the carrying amount of deferred tax assets that are recognized at the end of each reporting period. The Group reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available for the deferred tax asset to be utilized.

In making the assessment of whether it is probable the Group will realize or utilize the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilize the deferred tax assets recognized at December 31, 2010, the Group would need to generate future taxable income of at least RMB 3,310 million, of which RMB 2,606 million is required to be generated by 2013 prior to the expiration of the unused tax losses. Based on estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income before the unused tax losses expire.

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

At December 31, 2010, the Group’s current liabilities exceeded its current assets by RMB 2,041,384 (2009: RMB 5,243,500). In 2010, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and on its ability to obtain adequate external financing, including the issuance of short-term corporate bonds, to support its working capital and meet its debt obligation when they become due. At December 31, 2010, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB 9,300,000 (2009: RMB 9,100,000) on an unsecured basis. At December 31, 2010, the Group’s outstanding borrowings under these facilities were RMB 2,363,336 (2009: RMB 4,458,044) and were included in short-term bank loans.

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

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

31. FINANCIAL INSTRUMENTS (continued)

Liquidity risk (continued)

	2009
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years
Loans and borrowings (current)	7,774,673	(7,884,195)	(7,884,195)	—	—
Loans and borrowings (non-current)	304,258	(355,936)	(15,471)	(119,729)	(220,736)
Trade creditors	1,521,319	(1,521,319)	(1,521,319)	—	—
Bills payable	112,271	(112,271)	(112,271)	—	—
Other creditors	1,399,719	(1,399,719)	(1,399,719)	—	—
Amounts due to related parties	3,487,645	(3,487,645)	(3,487,645)	—	—

	14,599,885	(14,761,085)	(14,420,620)	(119,729)	(220,736)

	2010
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years
Loans and borrowings (current)	4,395,438	(4,518,600)	(4,518,600)	—	—
Loans and borrowings (non-current)	175,000	(203,161)	(9,387)	(9,387)	(184,387)
Trade creditors	2,376,452	(2,376,452)	(2,376,452)	—	—
Bills payable	41,034	(41,034)	(41,034)	—	—
Other creditors	1,943,327	(1,943,327)	(1,943,327)	—	—
Amounts due to related parties	1,800,991	(1,800,991)	(1,800,991)	—	—

	10,732,242	(10,883,565)	(10,689,791)	(9,387)	(184,387)

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

	December 31,
	2009	2010
Gross exposure arising from loans and borrowings	USD (886,007)	USD (381,935)

A 5 percent strengthening of Renminbi against the USD at December 31, 2010 would have increased net income for the year and retained earnings of the Group by approximately RMB 94,854 (2009: RMB 226,869; 2008: RMB 35,905). This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2009 and 2008.

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

The Group’s interest rate risk exposure arises primarily from its short-term and long-term loans. Loans carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of loans and borrowings of the Group are disclosed in note 22.

As at December 31, 2010, it is estimated that a general increase / decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease / increase the Group’s net income for the year and retained earnings by approximately RMB 19,808 (2009: RMB 43,444; 2008: RMB 42,341). This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s debts outstanding at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2009 and 2008.

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

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

31. FINANCIAL INSTRUMENTS (continued)

Fair value (continued)

The fair value of long term loans is estimated by discounting future cash flows thereon using current market interest rates offered to the Group for loans with substantially the same characteristics and maturities ranging from 5.23% to 5.60% (2009: 5.31% to 5.94%). The following table presents the carrying amounts and fair values of the Group’s long term loans at December 31, 2009 and 2010.

	2009		2010
	Carrying amount	Fair value	Carrying amount	Fair value
Liabilities
Long-term loans	378,533	375,233	275,000	273,777

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

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

32.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2010

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, Interpretations and one new standard which are not yet effective for the year ended December 31, 2010 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group:

Effective for accounting periods beginning on or after

Revised IAS 24, Related party disclosure	January 1, 2011
IFRS 9, Financial Instruments	January 1, 2013
Improvements to IFRS 2010	July 1, 2010 or January 1, 2011

The Group is in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group’s results of operations and financial position.

33.	PARENT COMPANIES

The Directors consider the immediate parent company and the ultimate parent company at December 31, 2010 to be China Petroleum & Chemical Corporation and China Petrochemical Corporation, respectively, which are incorporated in the PRC. China Petroleum & Chemical Corporation produces financial statements available for public use.

Exhibit Index

No.	Exhibit

1.1	Translation of the amended and restated Articles of Association of Sinopec Shanghai Petrochemical Company Limited as approved in the 2009 annual general meeting of Sinopec Shanghai Petrochemical Company Limited on June 23, 2010.

4.1	Translation of the Product Supply and Sales Services Framework Agreement between Sinopec Shanghai Petrochemical Company Limited and China Petroleum & Chemical Corporation as approved in the 2010 extraordinary general meeting of Sinopec Shanghai Petrochemical Company Limited on December 28, 2010.

4.2	Translation of the Comprehensive Services Framework Agreement between Sinopec Shanghai Petrochemical Company Limited and China Petrochemical Corporation as approved in the 2010 extraordinary general meeting of Sinopec Shanghai Petrochemical Company Limited on December 28, 2010.

8	A list of subsidiaries of Sinopec Shanghai Petrochemical Company Limited

12.1	Certification of President Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of President Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.