Form 20-F
period 2011-12-31
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
filed 2012-04-30
CIK 908732

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

The People’s Republic of China

Tel: +86 (21) 57943143

Fax: +86 (21) 57940050

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 100 H Shares, par value RMB1.00 per Share H Shares, par value RMB1.00 per Share	New York Stock Exchange The Stock Exchange of Hong Kong Limited

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are hereby identified as forward-looking statements for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words such as “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict”, “plan” and similar expressions are also intended to identify forward-looking statements. These forward-looking statements address, among others, such issues as:

•	amount and nature of future development,

•	future prices of and demand for our products,

•	future earnings and cash flow,

•	capital expansion programs,

•	future plans and capital expenditures,

•	expansion and other development trends of the petrochemical industry,

•	expected production or processing capacities, including expected rated capacities and primary distillation capacities, of units or facilities not yet in operation,

•	expansion and growth of our business and operations; and

•	our prospective operational and financial information.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including the risks set forth in “Item 3. Key Information — Risk Factors” and the following:

•	fluctuations in crude oil and natural gas prices,

•	fluctuations in prices of our products,

•	failures or delays in achieving production from development projects,

•	potential acquisitions and other business opportunities,

•	continued availability of capital and financing;

•	general economic, market and business conditions, including volatility in interest rates, changes in foreign exchange rates and volatility in commodity markets; and

•	other risks and factors beyond our control.

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements should be considered in light of the various important factors set forth above and elsewhere in this annual report. In addition, we cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

EXCHANGE RATES

Unless otherwise specified, references in this annual report to “U.S. Dollars” or “U.S.$” are to United States Dollars, references to “HK dollars” or “HK$” are to Hong Kong dollars and references to “Renminbi” or “RMB” are to Renminbi yuan, the legal tender currency of the PRC.

We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to U.S. Dollars have been made at a rate of RMB6.2939 to U.S.$1.00, the noon buying rate on December 30, 2011 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We do not represent that Renminbi or US dollar amounts could be converted into U.S. Dollars or Renminbi, as the case may be, at any particular rate.

CERTAIN TERMS AND CONVENTIONS

References to “we” or “us” or “Company” are references to Sinopec Shanghai Petrochemical Company Limited and our subsidiaries, unless the context requires otherwise. Before our formation, these references relate to the petrochemical businesses carried on by the Complex.

ii

References to “Sinopec Corp” are references to China Petroleum & Chemical Corporation, the controlling shareholder of the Company.

References to the “Sinopec Group” are references to China Petrochemical Corporation, the controlling company of Sinopec Corp.

References to the “Complex” are references to Shanghai Petrochemical Complex, our predecessor founded in 1972.

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

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.	KEY INFORMATION.

A. Selected Financial Data.

Our selected consolidated statements of income (except for ADS data) and cash flow data for each of the years ended December 31, 2009, 2010 and 2011 and our selected consolidated balance sheet data as of December 31, 2010 and 2011 are derived from our consolidated financial statements included in Item 17. Financial Statements. Our selected consolidated statements of income and cash flow data for the years ended December 31, 2007 and 2008 and our consolidated balance sheet data as of December 31, 2007, 2008 and 2009 are derived from our consolidated financial statements not included in this annual report. Our selected consolidated financial data should be read in conjunction with our consolidated financial statements, and the notes thereto, and Item 5. Operating and Financial Review and Prospects. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Selected Consolidated Financial Data

(in thousands, except per share and per ADS data)

	Years Ended December 31,
	2007 (RMB)	2008 (RMB)	2009 (RMB)	2010 (RMB)	2011 (RMB)
	(Restated)*	(Restated)*	(Restated)*	(Restated)*
STATEMENTS OF INCOME DATA
Net sales:
Synthetic fibers	4,328,742	3,662,023	2,823,663	3,906,636	4,150,231
Resins and plastics	15,878,803	14,850,284	12,263,540	14,900,012	16,418,559
Intermediate petrochemicals	9,372,658	10,271,840	8,421,035	17,206,440	19,023,204
Petroleum products	21,036,581	27,552,859	18,917,890	28,733,890	37,350,244
Trading of petrochemical products	3,419,631	2,813,200	4,623,989	6,565,793	11,616,999
Others	218,274	179,565	295,147	783,111	950,416
Profit/(loss) from operations	889,158	(7,820,762)	2,019,978	2,963,594	1,059,824
Earnings/(loss) before income tax	2,147,854	(8,017,936)	2,163,011	3,529,878	1,296,706
Net income/(loss) attributable to equity shareholders of the Company	1,631,457	(6,241,067)	1,588,365	2,769,023	956,106
Net income attributable to non-controlling interests	49,056	36,717	64,471	25,358	30,416
Basic earnings/(loss) per share(a)	0.23	(0.87)	0.22	0.38	0.13
Basic earnings/(loss) per ADS(a)	22.66	(86.68)	22.06	38.46	13.28

(a)	The calculation of earnings per share is based on the weighted average number of shares outstanding of 7,200,000,000 in each of 2007, 2008, 2009, 2010 and 2011, respectively. Earnings per ADS are calculated on the basis that one ADS is equivalent to 100 H Shares.

*	During the year ended December 31, 2011, we adopted the amendments to IFRS 1 “First-time adoption of IFRSs”, which was applied retrospectively. Accordingly, the comparative amounts have been restated. Please see Note 3 in our consolidated financial statements included in Item 17. Financial Statements for details.

	Years Ended December 31,
	2007 (RMB)	2008 (RMB)	2009 (RMB)	2010 (RMB)	2011 (RMB)
CASH FLOW DATA
Net cash generated from/ (used in) operating activities	1,441,998	(3,986,490)	3,346,890	3,973,719	2,219,994
Capital expenditures	2,134,123	1,511,072	2,120,292	1,356,845	3,481,235
Net proceeds/ (repayment) related to corporate bonds	—	—	1,000,000	—	(1,000,000)
Proceeds from loans and borrowings	17,605,887	32,528,758	29,211,434	39,355,78	35,106,127
Repayment of loans and borrowings	16,166,938	27,377,610	31,849,620	42,631,34	32,791,261

	Years Ended December 31,
	2007 (RMB)	2008 (RMB)	2009 (RMB)	2010 (RMB)	2011 (RMB)
	(Restated)*	(Restated)*	(Restated)*	(Restated)*
BALANCE SHEET DATA
Current assets	8,936,764	6,511,351	9,061,425	8,531,841	9,665,814
Property, plant and equipment	14,977,237	13,272,899	14,977,205	13,570,559	12,501,980
Total assets	29,989,712	27,667,066	30,039,902	28,697,535	30,718,865
Short-term debt(a)	4,091,969	9,372,725	7,774,673	4,395,438	5,512,074
Current liabilities	8,261,732	13,342,720	14,304,925	10,573,225	12,271,832
Long-term debt (excluding current portion)	639,289	429,021	304,258	175,000	160,050
Total equity attributable to equity shareholders of the Company	20,784,700	13,630,972	15,136,434	17,689,457	17,925,563

(a)	Including corporate bonds and current portion of long-term debt.
*	During the year ended December 31, 2011, we adopted the amendments to IFRS 1 “First-time adoption of IFRSs”, which was applied retroactively. Accordingly, the comparative amounts have been restated. Please see Note 3 in our consolidated financial statements included in Item 17. Financial Statements for details.

Dividends

The following table sets forth certain information concerning the dividends since January 1, 1994:

Dividend Period	Dividend per Share
January 1, 1994-June 30, 1994	RMB0.04 (U.S.$0.0059)
July 1, 1994-December 31, 1994	RMB0.085 (U.S.$0.0125)
January 1, 1995-June 30, 1995	RMB0.04 (U.S.$0.0059)
July 1, 1995-December 31, 1995	RMB0.09 (U.S.$0.0132)
January 1, 1996-June 30, 1996	RMB0.04 (U.S.$0.0059)
July 1, 1996-December 31, 1996	RMB0.08 (U.S.$0.0117)
January 1, 1997-December 31, 1997	RMB0.06 (U.S.$0.0088)
January 1, 1998-December 31, 1998	RMB0.03 (U.S.$0.0044)
January 1, 1999-December 31, 1999	RMB0.05 (U.S.$0.0073)
January 1, 2000-December 31, 2000	RMB0.06 (U.S.$0.0088)
January 1, 2001-December 31, 2001	No dividend
January 1, 2002-December 31, 2002	RMB0.05 (U.S.$0.0073)
January 1, 2003-December 31, 2003	RMB0.08 (U.S.$0.0117)
January 1, 2004-December 31, 2004	RMB0.20 (U.S.$0.0293)
January 1, 2005-December 31, 2005	RMB0.10 (U.S.$0.0147)
January 1, 2006-December 31, 2006	RMB0.04 (U.S.$0.0059)
January 1, 2007-December 31, 2007	RMB0.09 (U.S.$0.0132)
January 1, 2008-December 31, 2008	No dividend
January 1, 2009-December 31, 2009	RMB0.03 (U.S.$0.0044)
January 1, 2010-December 31, 2010	RMB0.10 (U.S.$0.0152)
January 1, 2011-December 31, 2011	RMB0.05 (U.S.$0.0079)

See also Item 8.A. Financial Information – Consolidated Statements and Other Financial Information – Dividend Policy.

Exchange Rates

The Chinese government controls its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. See Item 10.D. Additional Information – Exchange Controls.

The following table sets forth information concerning exchange rates between Renminbi and U.S. Dollars for the periods indicated:

	Noon Buying Rates (RMB/U.S.$)
Period	Period End	Average(1)	High	Low
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7899
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
October 2011	6.3547	6.3710	6.3825	6.3534
November 2011	6.3765	6.3564	6.3839	6.3400
December 2011	6.2939	6.3482	6.3733	6.2939
January 2012	6.3080	6.3172	6.3330	6.2940
February 2012	6.2935	6.2997	6.3120	6.2935
March 2012	6.2975	6.3125	6.3315	6.2975

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

Most of our revenues are attributable to the sale of refined oil and petrochemical products, which have historically been cyclical and sensitive to the availability and price of raw materials and general economic conditions. Markets for many of our products are sensitive to changes in industry capacity and output levels, cyclical changes in regional and global economic conditions, the price and availability of substitute products and changes in consumer demand, which from time to time have had a significant impact on product prices in the regional and global markets. Due to the decrease in tariff charges, the removal of other restrictions on importation and the Chinese government gradual relaxation of its control of the allocation of products and pricing, many of our products have become increasingly vulnerable to the cyclical nature of regional and global petroleum and petrochemical markets, which may adversely affect our operations.

We consume large amounts of crude oil to manufacture our products of which approximately 90% is imported. In 2011, crude oil costs accounted for RMB53.52 billion, or 60.90% of our annual cost of sales. As a result, changes in crude oil prices can affect our profitability. In recent years, due to various reasons, the price of crude oil has fluctuated significantly. One notable reason relates to the threats by Iran of closing the Strait of Hormuz and the implications of significantly reducing crude oil supplied from the region recently. We cannot rule out the possibility of the occurrence of certain global emergencies which might disrupt our crude oil supply. We expect that the volatility and uncertainty of the prices of crude oil and petrochemical products will continue, and that increasing crude oil prices and declines in prices of petrochemical products may adversely affect our business and results of operations and financial condition.

Some of our major products are subject to government price controls, and we are not able to pass on all cost increases from rising crude oil prices through higher product prices.

We consume large amounts of crude oil to manufacture our products of which approximately 90% is imported. We attempt to mitigate the effect of increased costs due to rising crude oil prices. However, our ability to pass on these increased costs to our customers is dependent on market conditions and government regulations. Given that the increase of the sales prices of our products may lag behind the increase of crude oil costs, we may fail to completely cover the increased costs by increasing our sales prices, particularly where government regulations restrict the prices of certain of our fuel products. In particular, gasoline, diesel and jet fuel, and liquefied petroleum gas are subject to government price controls at present. In 2009, 2010 and 2011, approximately 47.70%, 34.41% and 36.70% of our net sales were from such products subject to price controls. In 2011, the domestic prices of refined oil products were not brought into line with the prices of crude oil on the international markets in a timely manner due to various policy concerns, e.g., the high inflation rate in China, which resulted in the decline of RMB1,593.6 million of the operating profit of our refining business over the previous year. Although the Chinese government has adopted a new pricing mechanism for domestically refined oil products that indirectly links the prices of these products to international crude oil prices (see Item 4. Information on the Company – B. Business Overview – Product Pricing), such pricing mechanism is still not completely transparent and subject to inadequate or untimely adjustment. Moreover, the Chinese government controls the distribution of many fuel products in China. For instance, some of our fuel products are required to be sold to designated distributors (such as the subsidiaries of Sinopec Corp). Because we cannot freely sell our fuel products to take advantage of opportunities for higher prices we may not be able to fully cover increases in crude oil prices by increasing the sale prices of our products, which has had and will possibly continue to have a material adverse effect on our financial condition, results of operations and cash flows.

Our development and operation plans have significant capital expenditure and financing requirements, which are subject to a number of risks and uncertainties.

The petrochemical business is a capital intensive business. Our ability to maintain and increase our revenues, net income and cash flows depends upon continued capital spending. Our current business strategy contemplates capital expenditures for 2012 of approximately RMB3.2 billion (U.S.$508.4 million), which will be provided through financing activities and use of our own capital. Our actual capital expenditures may vary significantly from these planned amounts, subject to our ability to generate sufficient cash flows from operations, investments and other factors that may be beyond our control. In addition, there can be no assurance as to whether, or at what cost, our capital projects will be completed or the success of these projects if completed.

As of March 31, 2012, we had an aggregate outstanding indebtedness of approximately RMB9.588 billion (U.S.$1.523 billion). Most of our loans are with state-controlled banks in China and structured as short-term debt obligations with payment due in one year or less. These banks have generally been willing to provide new short-term loans while we pay off existing loans. Sinopec Corp, our controlling shareholder, did not provide any guarantee or credit support for our debt for the year ended December 31, 2011 and for the three-month period ended March 31, 2012.

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

While we anticipate that we will rely less on debt to finance capital expenditures and operations as the global economic outlook continues to improve, our business, results of operations and financial condition could be adversely affected if we fail to obtain sufficient funding for our operations or development plans.

We could face increasing competition.

Our principal market, Eastern China, which is comprised of Shanghai, Shandong, Jiangsu, Anhui, Zhejiang, Jiangxi and Fujian, has enjoyed stronger economic growth and a higher demand for petrochemical products than other regions of China. As a result, we believe that our competitors will try to expand their sales and build up their distribution networks in our principal market. We believe this will have an adverse impact on the production and sale of our major products. Moreover, Chinese private enterprises have gradually overcome technological and funding barriers to extend their business from the downstream processing sector to the upstream petrochemical field. These enterprises have advantages in many areas such as flexibility in operation costs, preferential policy treatments and regional presence, and may use these advantages to compete with us in our target market.

We are controlled by Sinopec Corp, whose interests may not be aligned with yours.

As of March 31, 2012, Sinopec Corp owned 55.56% of our shares. Accordingly, it has voting and management control over us, and its interests may be different from the interests of our other shareholders. Subject to our Articles of Association and applicable laws and regulations, Sinopec Corp will be in a position to cause us to declare dividends, determine the outcome of corporate actions requiring shareholder approval or effect corporate transactions without the approval of the holders of the H shares and ADSs. Any such increase in our dividend payout would reduce funds available for reinvestment in our business and any such actions or transactions could adversely affect us or our minority shareholders. Sinopec Corp may also experience changes in its own business strategy and policies. Although we are not currently aware of any specific changes, they could, in turn, lead Sinopec Corp to change its policies or practices toward us in ways that we cannot predict, with corresponding unpredictable consequences for our business. Additionally, Sinopec Corp may leverage its controlling shareholder position to influence our decisions with regard to the manufacturing and operation, allocation of financial resources and appointment and removal of senior managements, which could adversely affect us or our minority shareholders.

We have also engaged from time to time and will continue to engage in a variety of transactions with Sinopec Corp and Sinopec Group, the controlling company of Sinopec Corp, and their various subsidiaries or affiliates which provide a number of services to us, including the supply of raw materials, product distribution and sales agency, project design and installment service, petrochemical industry related insurance and financial services. We also sell oil and petrochemical products to Sinopec Corp and its affiliates. Our transactions with these companies are governed by a Mutual Product Supply and Sales Services Framework Agreement with Sinopec Corp and a Comprehensive Services Framework Agreement with Sinopec Group, the terms of which were negotiated on an arm’s length basis, see Item 7. B. Related Party Transactions – Intercompany Service Agreement and Business-related Dealings. Our business and results of operations could be adversely affected if Sinopec Corp or Sinopec Group refuses to engage in such transactions or if it seeks to amend the contracts between the parties in a way adverse to us. In addition, Sinopec Corp has interests in businesses which compete or are likely to compete, either directly or indirectly, with our businesses. Because Sinopec Corp is our controlling shareholder and its interests may conflict with our own interests, Sinopec Corp may take actions that favor itself over our interests.

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

Our production operations produce substantial amounts of waste materials (i.e., waste water, waste gas and waste residue). In addition, our production and operations require permits that are subject to renewal, modification and revocation. At present, we believe that our operations substantially comply with all applicable Chinese environmental laws and regulations as they have been previously interpreted and enforced. The Chinese government (including the local governments), however, has moved, and may move further, toward the adoption of more regulations and more stringent environmental standards. Chinese national or local authorities may also apply more rigorous enforcement of such regulations which would require additional expenditures on environmental matters.

Our operations are exposed to risks relating to operating hazards and production safety and we have limited insurance coverage for resulting losses.

Our operations involve the handling and storage of explosives and other hazardous articles. In addition, our operations involve the use of heavy machinery, which involves inherent risks that cannot be entirely eliminated through our preventive efforts. As a result, we may encounter fires, explosions and other unexpected incidents during our operations, which may cause personal injuries or death, property damage, environmental damage, interruption of operations and reputational damages to us. Each of such incidents could have a material adverse impact on our financial conditions and results of operations.

On September 8, 2011, there was a fire accident at one of the ethylene production facilities of Shanghai Secco Petrochemical Company Limited (“Secco”), a Sino-foreign equity joint venture, in which we hold 20% equity interests. There were no casualties in the accident. The accident contributed partially to the significant decrease of the net profit of Secco in 2011. We have established a set of safety policies and adopted safety measures to reduce the risk of accidents. Despite our endeavors to enhance workplace safety, there is no assurance that accidents will not occur.

We maintain a package of insurance coverage plan through Sinopec Group on our property, facilities and inventory. In addition, we maintain insurance policies for such assets as the engineering construction projects and products in transit with third-party’s commercial insurance company. We do not carry any third party liability insurance to cover claims in respect of personal injury, property or environmental damage arising from accidents on our property or relating to our operations other than on our transportation vehicles. Our insurance coverage may not be sufficient to cover all the financial losses caused by the operating hazards. Resulting losses required to be compensated or otherwise paid by us due to such operating hazards that are not fully insured may have a material adverse effect on our financial condition and results of operations.

Our business may be limited or adversely affected by government regulations.

The Chinese central and local governments continue to exercise a certain degree of control over the petrochemical industry in China by, among other things:

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

While in general we attempt to obtain governmental approval as far in advance as practicable, we are unable to predict the timing and outcome of these governmental reviews and approvals. If any of our important projects required for our future growth are not approved, or not approved on a timely basis, our results of operations and financial condition could be adversely affected.

China’s entry into the World Trade Organization, or WTO, may significantly increase foreign competition in our lines of business.

China joined the WTO on December 11, 2001 and had committed to eliminate some tariff and non-tariff barriers to foreign competitions in the domestic petrochemical industry that benefited us in the past. In particular, China:

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

As a result of these measures, we face increased competition from foreign companies and imports. In 2012, we expect the impact of the global financial crisis to continue to have a negative effect on the market for petrochemical products, and in turn our business. The petrochemical industry has experienced a slow recovery. In addition, competition for our products has increased, as many overseas companies have switched their focus to sales in China. In addition, tariff reductions could reduce our profit margins or otherwise negatively impact our revenue from certain products, including a small number of significant products. The Chinese government may also reduce the tariffs imposed on production equipment that we may import in the future.

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

Before its adoption of reform and open-door policies beginning in 1978, China was primarily a planned economy. Since that time, the Chinese government has been reforming the Chinese economic system, and has also begun reforming the government structure. These reforms have resulted in significant economic growth and social progress. Although the Chinese government still owns a significant portion of the productive assets in China, economic reform policies since the late 1980s have emphasized autonomous enterprises and the utilization of market mechanisms. We expect that the Chinese government will continue these reforms, further reduce government intervention and rely more heavily on market mechanisms to allocate resources. Although we believe these reforms will have a positive effect on our overall long-term development, we cannot predict whether changes to China’s political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future business or results of operations.

If the Chinese government changes current regulations that allow us to make payments in foreign currencies, we may be unable to obtain the foreign currency necessary for our business.

The Renminbi currently is not a freely convertible currency. We receive most of our revenue in Renminbi. A portion of our Renminbi revenue must be converted into other currencies to meet our foreign currency obligations. We have substantial requirements for foreign currencies, including:

•	debt service costs on foreign currency-denominated debt;

•	purchases of imported equipment;

•	payment of any cash dividends declared in respect of the H shares; and

•	import of crude oil and other materials.

Under existing foreign exchange regulations in China, we may undertake current account foreign exchange transactions, including the payment of dividends, without prior approval from the State Administration of Foreign Exchange (“SAFE”) by producing commercial documents evidencing the foreign exchange transactions, provided that they are processed through Chinese banks licensed to engage in foreign exchange transactions. The Chinese government has stated publicly that it intends to eventually make the Renminbi freely convertible. However, uncertainty exists as to whether the Chinese government may restrict access to foreign currency for current account transactions if foreign currency becomes scarce in China.

Foreign exchange transactions under the capital account (international revenues and expenditures that increase or decrease debt or equity, including principal payments in respect of foreign currency-denominated obligations) continue to be subject to limitations and require the prior approval of the SAFE. These limitations could affect our ability to obtain foreign exchange through debt financing, or to make capital expenditures in foreign currency.

If the Chinese government restricts our ability to make payments in foreign currency, we may be unable to obtain the foreign currency necessary for our business. In that case, our business may be materially adversely affected, and we may default on our obligations.

The change of currency policy and the fluctuation of Renminbi might adversely affect our business and operation results.

The exchange rate between the Renminbi and the U.S. Dollar or other foreign currencies might fluctuate and be affected by the change in Chinese political and economic conditions. In July 2005, the Chinese government changed its policy of pegging the Renminbi to the U.S. Dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since the adoption of this new policy, the value of the Renminbi has fluctuated daily within a narrow band against the U.S. Dollar. Nevertheless, the Chinese government continues to receive significant international pressures to further liberalize its currency policy which could result in China adjusting its currency policy further.

A small portion of our cash and cash equivalents is denominated in foreign currencies (including the U.S. Dollar). The appreciation in the value of Renminbi against foreign currencies (including the U.S. Dollar) may cause a decrease in the value of our cash and cash equivalents that are denominated in foreign currencies. In addition, the appreciation of Renminbi may harm the exports of our downstream manufacturers, thus adversely affecting the market demand for our products.

As most of our revenue is denominated in Renminbi, and most of our purchase of crude oil and some equipment and certain loan repayments are made in foreign currencies, any depreciation of the Renminbi would increase our cost and adversely affect our capacity of making profits. In addition, any depreciation of the Renminbi could adversely affect the value of the dividends of our H shares and ADSs, which we declare in Renminbi and pay in foreign currencies.

The rejection of the proposed share reforms required of companies listed on the Shanghai Stock Exchange may adversely affect our market image and our ability to effectuate future transactions such as public offerings on the Shanghai Stock Exchange.

Pursuant to regulations issued by the China Securities Regulatory Commission (the “CSRC”), we were required to obtain shareholder approval for and implement certain share reforms in 2006. Under the share reform plans proposed by holders of our non-circulating A Shares in October 2006 and December 2007, respectively, all non-circulating A Shares would be converted into circulating A Shares and may be sold publicly on the Shanghai Stock Exchange subject to any applicable lock-up period under the condition that holders of our non-circulating A Shares transfer a portion of their A Shares to holders of our circulating A Shares. However, holders of our circulating A Shares rejected both share reform plans for various reasons. We are uncertain as to when such share reforms will be completed. On January 8, 2007, the Shanghai Stock Exchange began to impose stricter regulations on its listed companies that are required but unable to complete the share reforms, including imposing a cap and a basket on the price fluctuation rate set at 5% daily, stricter trading information disclosure requirements that are similarly applicable to ST and *ST shares and more restrictions on future financing abilities. Since March 26, 2007, the Shanghai Stock Exchange has required us to make public announcements periodically regarding the status of our share reforms. In addition, the CSRC is expected to impose stricter scrutiny on any securities-related applications filed by publicly listed PRC companies that are required to but have failed to complete such share reforms, their major shareholders and ultimate beneficial owners. The failure to complete the proposed share reforms may adversely affect our market image, the environment of our operation and our ability to effectuate future transactions such as public offerings on the Shanghai Stock Exchange. The possibility that the CSRC and the Shanghai Stock Exchange will impose more restrictions cannot be eliminated.

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

Our Articles of Association require holders of our H shares or ADSs having a claim against, or a dispute with, us, our directors, supervisors, executive officers or a holder of our domestic shares relating to any rights or obligations conferred or imposed by our Articles of Association, the Chinese Company Law or any other Chinese laws or regulations relating to our affairs, to submit such claim or dispute to arbitration with the China International Economic and Trade Arbitration Commission or to the Hong Kong International Arbitration Center. Our Articles of Association further provide that any arbitration decisions with respect to such disputes or claims shall be final and binding on all parties. As a result, you will have no legal right to a court proceeding.

Currently, United States financial regulatory and law enforcement agencies including but not limited to the SEC, PCAOB, U.S. Department of Justice and NYSE, have limited or may have no ability to conduct investigations within the PRC concerning the Company, its officers, directors, auditors market research services or other professional services or experts based in the PRC.

The Company’s operations and assets are physically located in the PRC. The PRC has limited or no agreements in place to facilitate cooperation with the SEC Division of Enforcement and other U.S. regulatory agencies charged with protecting investors for investigations within its jurisdiction. This may result in U.S. Financial regulators including the SEC, Public Company Accounting Oversight Board (“PCAOB”) and the U.S. Department of Justice having limited access to the Company’s books, records, testimony, on-site investigation of operation, subpoena power and other investigative actions including those stemming from investor tips, complaints and referrals. Such limitations may result in the Company’s investors receiving less protection from U.S. regulators than investors in companies operating in other jurisdictions because the Company and its service providers, particularly its auditors, are subject to less scrutiny than companies and service providers that are subject to regular investigations and inspections by U.S. regulators. For example, the PCAOB is currently unable to conduct independent regulatory inspections of PCAOB-registered firms’ audit work related to a company’s operations where such documentation of the audit work is located in China. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our independent registered public accounting firm through such inspections.

We may be or become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors.

We may be classified as a passive foreign investment company (“PFIC”) by the U.S. Internal Revenue Service (“IRS”) for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, U.S. investors who owned our H Shares or ADSs during any taxable year in which we were a PFIC generally are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances. We do not intend to provide information to permit you to make a qualified electing fund election to avoid the adverse U.S. tax consequences described above. The same adverse U.S. federal income tax consequences will apply to U.S. investors who acquire our H Shares or ADSs during the current taxable year or any subsequent taxable year if we are treated as a PFIC for that taxable year.

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

We do not believe that we are currently a PFIC. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year or that the IRS will not challenge our determination concerning our PFIC status. For further discussion of the adverse U.S. federal income tax consequences of our possible classification as a PFIC, see Item 10. Additional Information – E. Taxation – U.S. Taxation.

Negative publicity regarding, and divestments by investors in response to, our affiliation with Sinopec Corp and Sinopec Group, and their respective business activities in certain countries identified by the U.S. government as state sponsors of terror, may adversely impact our stock price.

We are affiliated with Sinopec Corp and Sinopec Group, both of which have been identified in the news media as engaging in operations in or purchasing substantial volumes of crude oil sourced from countries identified by the U.S. government as state sponsors of terrorism such as Iran, Syria, Cuba and Sudan. We do not conduct any material operations in, nor do we purchase any material volume of crude oil from these countries. Further, we have no control over the activities of Sinopec Group or Sinopec Corp in connection with any activities they may have related to Iran, Syria, Sudan or Cuba. Nevertheless, certain articles in the press have identified institutional investors, many of whom have substantial investment portfolios and purchasing power, that may have divested, or intend to divest or otherwise not invest in, our stock because of the alleged operations of our affiliates in such countries. Decisions by such large investors may have the effect of reducing demand for our stock in the market, perhaps significantly, which could cause substantial downward pressure on our stock price. Any such downward pressure likely would result in a reduction of our market capitalization and could impact not only the value of our existing stockholders’ investment in our company, but also potentially our ability to raise equity or debt financing in the future.

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

Our Predecessor

Our predecessor, Shanghai Petrochemical Complex (the “Complex”), was founded in 1972 as one of the first large scale Chinese petrochemical enterprises using advanced imported technology and equipment. Prior to June 29, 1993, the Complex was wholly-owned by Sinopec Group, at the time a ministerial level enterprise (before its restructuring in 1998, “Sinopec”). The Complex’s location was chosen because of accessibility by water and land transportation to Shanghai, a major industrial city of China, and the availability of reclaimable land. The Complex was initially under the administration of the Ministry of Textile Industry and in 1983 was placed under the administration of Sinopec.

Construction Projects

The Complex and we, as its successor, have completed five major stages of construction. The first stage of construction (1972-1976) included reclamation of land and the installation of 18 production units. The second stage of construction (1980-1986) increased the Complex’s capacity for processing crude oil and doubled its capacity for synthetic fiber production. The third stage of construction (1987-1992) primarily consisted of the installation of a 300,000 ton Rated Capacity ethylene unit, an additional crude oil refining unit and other units for the production of petrochemical products. The third stage of construction completed our transition from a synthetic fiber producer to a highly integrated producer of a wide variety of petrochemical products. The fourth stage of construction (2000-2002) mainly included the 700,000 ton Ethylene Expansion Project and Coal-Fired Power Plant Expansion Project. The fifth stage of construction (2003-2009) was mainly designed to optimize our structure and realize sustainable development, and mainly included 3,300,000t/a diesel hydrogenation unit, 1,200,000t/a delayed coking unit and other projects implemented for removing “bottlenecks” in refinery, the building of new 600,000t/a PX hydrocarbon complex unit, 150,000t/a C5 segregation unit, 380,000t/a ethane unit, etc.

The Company commenced the sixth stage of construction in 2010 (“Phase 6 Project”). The purpose of the Phase 6 Project is to improve the Company’s overall industrial structure, core competitiveness and the capability of maintaining sustainable developments. The Phase 6 Project is focused on the intensive utilization of natural resources and the formation of a complete set of facilities, in accordance with the fundamental industrial model of integrating oil refining and petrochemical. It intends to further achieve the reform of oil refining and to strengthen and expand the Company’s core advantaged business while continuing to explore the development of fine chemicals and products with high added value. Phase 6 Project consists of refining capacity expansion projects, technology development and fine chemicals projects, see Item 4. Information on the Company – Property, Plant and Equipment – Capital Expansion Program.

Over the past thirty-nine years, the Company built up an infrastructure system to support its production needs. The Company has its own facilities to supply water, electricity, steam and other utilities and to treat waste water, as well as ocean and inland waterway wharfs and railroad and road transportation facilities.

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

Our H Shares were listed on the HKSE on July 26, 1993. Our ADSs, each representing 100 H Shares, are listed on the New York Stock Exchange (“NYSE”). Our A Shares are listed on the Shanghai Stock Exchange. We were the first Chinese joint stock limited company to have securities concurrently traded in Hong Kong, the United States and China. On November 8, 1993, our A Shares were included in the Shanghai Stock Exchange Stock Index.

Description of Principal Capital Expenditures and Divestitures

In the fourth quarter of 2001, we established Secco, together with BP Chemicals East China Investments Limited (“BP”) and Sinopec Corp. We own 20%, while BP and Sinopec Corp own 50% and 30% of the equity interest of Secco, respectively. Secco was established to build and operate a 900,000 ton Rated Capacity ethylene petrochemical manufacturing facility in order to manufacture and market ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatics and by-products; provide related after-sales services and technical advice with respect to such petrochemical products and by products; and engage in polymers application development. Secco completed construction in 2005. Secco’s registered capital is U.S.$901,440,964 of which we were obligated to contribute an amount in Renminbi equivalent to U.S.$180,287,952 prior to the end of 2005. As of December 31, 2005, we had contributed such amount in full. For a description of capital expansion projects related to our facilities, see Item 4. Information on the Company – Property, Plant and Equipment – Capital Expansion Program.

B. Business Overview

We are one of the largest petrochemical companies in China based on 2011 net sales and ethylene production. Our highly integrated petrochemical complex processes crude oil into a broad range of products in four major product areas:

•	synthetic fibers,

•	resins and plastics,

•	intermediate petrochemicals, and

•	petroleum products.

A considerable portion of our net sales comes from the trading of petrochemical products in 2011. As the reported revenue of the trading of petrochemical products segment was more than 10% of the combined revenue of all operating segments during the year ended December 31, 2011, the trading of petrochemical products segment is identified as a new reportable reporting segment and the corresponding information for the years ended December 31, 2009 and 2010 has been reclassified accordingly. Based on 2011 sales volumes, we are a leading Chinese producer of synthetic fibers and resins and plastic products. We believe that we are also a leading competitor in sales of petroleum products and intermediate petrochemicals in our regional markets.

Our net sales by business lines as a percentage of total net sales in each of 2009, 2010 and 2011 are summarized as follows:

Net Sales of RMB47,345.3 million in 2009

Synthetic fibers	5.96%
Resins and plastics	25.90%
Intermediate petrochemicals	17.79%
Petroleum products	39.96%
Trading of petrochemical products	9.77%
Others	0.62%

Total	100.00%

Net Sales of RMB72,095.9 million in 2010

Synthetic fibers	5.42%
Resins and plastics	20.67%
Intermediate petrochemicals	23.87%
Petroleum products	39.86%
Trading of petrochemical products	9.11%
Others	1.07%

Total	100.00%

Net Sales of RMB89,509.7 million in 2011

Synthetic fibers	4.64%
Resins and plastics	18.34%
Intermediate petrochemicals	21.25%
Petroleum products	41.73%
Trading of petrochemical products	12.98%
Others	1.06%

Total	100.00%

We derive a substantial portion of our revenues from customers in Eastern China (principally Shanghai and its six neighboring provinces), an area that has experienced economic growth above the national average in recent years. We believe that we are well- positioned to take advantage of opportunities which may arise through the growth of economy of China generally and in this area in particular. Shown by geographic region and exports, our net sales by business lines as a percentage of total net sales for each of 2009, 2010 and 2011 are as follows:

2009 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	83.00	16.04	0.96
Resins and plastics	86.66	13.34	0
Intermediate petrochemicals	83.78	14.49	1.73
Petroleum products	99.84	0.16	0
Trading of petrochemical products	91.37	0.99	7.64
Total net sales	92.74	6.92	0.34

2010 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	85.05	14.08	0.87
Resins and plastics	87.20	12.80	0
Intermediate petrochemicals	83.07	14.08	2.85
Petroleum products	99.55	0.45	0
Trading of petrochemical products	88.90	0.36	10.74
Total net sales	92.32	7.01	0.67

2011 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	83.27	16.20	0.53
Resins and plastics	87.77	12.22	0.01
Intermediate petrochemicals	85.68	12.44	1.88
Petroleum products	99.70	0.30	0
Trading of petrochemical products	89.43	0.79	9.78
Total net sales	93.25	6.32	0.43

Business Strategy

In 2012, we aim to develop the Company into a leading oil refining petrochemical enterprise, domestically and globally, strengthen production and optimize operations, enhance safety and environmental management, accelerate construction of the Phase 6 Project, improve the management system and the overall quality of the workforce, enhance the leading role of corporate culture and further improve our profitability.

To achieve its business objectives in 2012, the Company will carry out tasks in following areas:

(a) Strengthening safety management and environmental protection as well as energy conservation and emissions reduction

The Company will further improve its safety management and environmental protection and will implement policies and accountability to reinforce these measures in its production and operations. It will strengthen on-site safety management by implementing standardized management on all construction sites, establish and improve a safety evaluation mechanism for all staff to strengthen the management of accidents, ensure that the equipment is intrinsically safe by enhancing equipment operation and management, identify safety risks to strengthen the safety management of all production processes, strengthen remediation and worker protection at the work sites to safeguard the health of workers and continue to carry out clean production and adhere to environmental controls to ensure that the “three types of wastes” meets the discharge standards and that the target for controlling energy conservation and emissions reduction is accomplished.

(b) Strengthening production and optimizing operations to enhance profitability

Having maintained the full-capacity operation of its plants on a long-term basis, the Company will continue to optimize the flow of its oil refining and petrochemical processing operations, resume its efforts to maintain material supplies and maintain healthy sales, and endeavor to increase profitability.

It will resume its efforts to optimize the composition of crude oil resources and its varieties of oil so as to effectively reduce the purchase costs of crude oil. It will strengthen the organization and management of production to maintain the full-capacity operation of its plants on a long-term basis. It will continue to optimize the allocation of its raw material resources, implement technological advancements that minimize energy consumption through production, optimize its reserves, inventory management and product distribution and actively market incremental products.

(c) Pushing forward the construction and development of the Phase 6 Project and the development of new products

The Company will proceed with the construction of the Phase 6 Project, including the Refinery Renovation and the Technology Development Project that is the principal component, and aim to commence production smoothly and on schedule. With safety and quality as the top priorities, the Company will focus on the key sections of the project to ensure that construction is on schedule and that operations commence on time and efficiently. It will focus on the preliminary work of the No. 1 Ethylene Renovation Project as it strives to launch operations within the year. The Company will use existing resources to develop and produce marketable and differentiated products and will continue to proceed with the development and application of information technology to enhance the production and operation management.

(d) Accelerating improvements to the management system to further enhance management

The Company will accelerate improvements to its integrated management system, aggressively reduce costs and expenses and enhance the levels of sophisticated, standardized and scientific management. It will further improve the supporting reforms on systematic adjustment, establish a more scientific and rational indicator evaluation system to improve organizational performance, strengthen the preparation and implementation of budgets to better manage various expenses and to reduce costs and expenses, establish a sound management model for abnormal situation, and improve the emergency management system to make progress of the work on an ongoing basis.

(e) Enhancing the overall quality of the workforce to make the best use of the Company’s human resources

The Company will continue to improve the path of growth for all levels of its qualified staff so as to fully mobilise their enthusiasm and creativity. It will establish a scientific and standardized evaluation mechanism for its staff so as to enhance upward occupational mobility and to optimize the work allocation. The Company will control the size of its workforce and regulate the relationships with its employees to further improve the productivity of its workforce, and will step up staff training and enhance the actual capabilities of the staff, including operations management, technical expertise and operating skills.

(f) Enhancing the leading role of corporate culture to create a stable and harmonious corporate atmosphere

The Company will continue to enhance the leading role of corporate culture to strengthen the senses of identity, belonging and mission among the staff towards the enterprise. It will carry out practical corporate culture education activities and further ingrain its core corporate values to entrench its corporate vision into the staff and make it a driving force for its growth and development. The Company will pay proper attention to the lives of the staff and improve their work environment and living conditions. It will continue to do substantive work and solve problems for the sake of the staff and will enhance staff cohesion in order to ensure the security, stability and harmony of the enterprise.

Principal Products

We produce four principal types of products with different specifications, including synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. We use many of the important petroleum products and intermediate petrochemicals we produce in producing our own downstream products. The following table shows our 2011 net sales by major products as a percentage of total net sales together with the typical uses of these products.

Product	% of net sales	Typical Use
SYNTHETIC FIBERS
Polyester staple fiber	0.92	Textiles and apparel
Acrylic staple fiber	3.46	Woven into fabrics or blended with other material fabrics to make fabric or acrylic top
Others	0.26

Sub-total	4.64
RESINS AND PLASTICS
Polyester chips	5.77	Polyester fibers, films and containers
PE pellets	6.62	Films, ground sheeting, wire and cable compound and other injection molding products such as housewares and toys
PP pellets	5.27	Extruded films or sheets, injection molded products such as housewares, toys and household electric appliance and automobile parts
PVA	0.49	PVA fibers, building coating materials and textile starch
Others	0.19

Sub-total	18.34
INTERMEDIATE PETROCHEMICALS
Ethylene	1.44	Feedstock for polyethylene, EG, PVC and other intermediate petrochemicals which can be further processed into resins, plastics and synthetic fiber.
Ethylene oxide	1.69	Intermediate for chemical and pharmaceutical industry, dyes, detergents and auxiliary agents
Benzene	3.04	Intermediate petrochemical products, styrene, plastics, explosives, dyes, detergents, epoxies and nylon
Paraxylene	7.37	Intermediate petrochemicals and polyester
Butadiene	2.50	Synthetic rubber and plastics
Ethylene glycol	1.95	Fine chemicals
Others	3.26

Sub-total	21.25
PETROLEUM PRODUCTS
Gasoline	6.94	Transportation fuels
Diesel	24.22	Transportation fuels and agricultural fuels
Jet Fuel	4.00	Transportation fuels
Others	6.57

Sub-total	41.73
Trading of petrochemical products	12.98
Others	1.06

Total	100.00

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

Acetaldehyde
Acetic Acid
Ethyl Acetic (Stop production)
Kerosene
Jet Fuel Mercaptan Removing
Acetaldehyde Unit Intermediate Step
Intermediate Step
LOPE Resoms
Polyethylene Unit Polymerization
LOPE
Film Unit (Transform)
Polyethylene
Film
Ethylene
Naphtha
AGO
Ethylene Units
Poluvinyl Alcohol Unit Intermediate Step
PVA
VAC
MEG
EO/EG Unit
EO.DEG
Acrylic Processing Nit
Acrylic Top
Propylene
Intermediate Step Acrylonitrile Unit
Acrylonitrile
Acrylic Fiber Unit
Acrylic Fiber
Crude Oil
Distillation
C-4 Fraction
Polypropylene Unit Polymerization
PP
PP Fiber Unit
PP Fiber (Stop Production)
C-5 Fraction
1, 3-Piperlene
Crude Isoamylenes
C-5 Extraction
Methvlbutene Plant
Methylbutene
Cracking Oil
Isoprene
Linalool Plant
Linalool
Naphtha
Reforming Gasoline Hydrogeration Plant
Refined Naphtha
Extraction
Butadiene
Polyester Unit
Polyester Chips
Pressure reducing
VGO
Naphtha
Aromatics Units
Paraxylene
PTA
Hydrocrachking
PTA Unit
Benzene
Polyester Chips /Polyester Meit
Residual Oil
Jet Fuel & LPG
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

Raw Materials

Crude Oil

Crude oil is our primary raw material and the most significant raw material we purchase from outside sources. In 2011, crude oil accounted for approximately 60.90% of our total cost of sales. Accordingly, the supply and price of crude oil are key factors in determining our profitability.

Supply and Transportation – All crude oil required by us, whether from domestic or foreign sources, is purchased through the channels of Sinopec Corp as an agent. During 2011, we did not experience any significant problems in obtaining sufficient crude oil to meet our production needs.

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

We have received confirmation from Sinopec Corp that it will purchase on our behalf 0.4 million tons of domestic offshore crude oil and 11.6 million tons of imported crude oil in 2012. Sinopec Corp has further confirmed that, subject to China’s national crude oil policy and our actual production needs, it will continue to purchase on our behalf sufficient quantities and appropriate kinds of crude oil, including domestic offshore and imported crude oil, to satisfy our anticipated annual needs. We anticipate fully utilizing our 2012 supply of crude oil. We believe that the mix of crude oil feedstocks currently available is satisfactory for our 2012 production capacity and targets. Additionally, as part of China’s commitment at its accession into WTO, certain non-state-owned enterprises have been granted an increasing quota to import crude oil. Although we do not expect to obtain crude oil through this channel in the foreseeable future due to the current crude oil supply system, this may provide us with an alternative source of crude oil supply.

Crude Oil Mix – Our refining equipment is designed to process certain grades of crude oil. Therefore, the origin and quality of the crude oil available can be important to our business. We believe, as we are significantly increasing usage of imported crude oil, we will continue to be able to obtain from the market such imported crude oil that is compatible with our refining equipment. The overall mix of foreign versus domestic crude oil we process in 2012 will depend on a variety of factors, including the amount of future supply of domestic offshore crude oil and the availability, price, quality, processing profitability and compatibility with our refining capabilities of imported crude oil. Provided there are no significant modifications to the existing channels of crude oil acquisition, we believe that sufficient supplies of crude oil will be available on the domestic or international markets for our 2012 production capacity and goals.

In 2011, our crude oil was sourced as follows:

Domestic offshore crude oil	11.61%
Imported crude oil	88.39%

Total:	100.00%

In 2011, a small portion of our imported crude oil was sourced from Iran, which is a country identified by the U.S. State Department as a state sponsor of terrorism and subject to U.S. economic sanctions and export controls. Details of the purchase volume and purchase expenses are provided below:

	Volume (thousand tons)	% of total	Amount (RMB billion)	% of total
Iran	660.07	7.0	3.41	7.1
Others	8,798.14	93.0	44.52	92.9

Total	9,458.21	100.0	47.94	100.0

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

Pricing – The price of domestic offshore crude oil is controlled by China National Offshore Oil Corporation (“CNOOC”) and Sinopec Group based on government pricing policies and by reference to the price of the crude oil of the same quality in the international market, while imported crude oil is generally sold to us at prevailing international market prices. The average cost of imported crude oil and domestic offshore crude oil in 2011 was RMB5,030.16 (U.S.$799.21) per ton and RMB5,157.75 (U.S.$819.48) per ton, respectively. In 2011, we processed 9,662.50 thousand tons of imported crude oil and 1,204.20 thousand tons of domestic offshore crude oil (including 257 thousand tons of crude oil processed on a sub-contract basis).

The price of crude oil is volatile. In 2011, international crude oil prices fluctuated within a broad range primarily due to geopolitical risks and the European and US macroeconomic outlook, and continued to maintain a year-on-year rising trend for the third consecutive year. As a result, the average unit cost of crude oil we processed (for our own account) increased by 28.51% from RMB3,925.56 (U.S.$632.71) per ton in 2010 to RMB5,044.64 (U.S.$801.51) per ton in 2011. Our total costs of crude oil processing reached RMB53,521.9 million (U.S.$8,503.8 million) in 2011, a significant increase of 34.83%, or RMB13,827.3 million (U.S.$2,196.94 million), compared to RMB39,694.6 million (U.S.$6,306.84 million) for 2010, which represent 60.90% of our total cost of sales.

Until March 2001 the Chinese government implemented a unified pricing system for crude oil. Each month, the National Development and Reform Commission (“NDRC”) would establish an indicative price for each grade of domestic onshore crude oil based on comparable international market prices, inclusive of any duties that would have been imposed had the oil been imported. The actual price for domestic onshore oil would be such indicative price plus a surcharge. This surcharge was determined by China National Petroleum Corporation (“CNPC”) and Sinopec Group to reflect any transportation and other miscellaneous costs that would have been incurred in having the oil delivered to various refineries. Beginning March 2001, the NDRC ceased publishing an indicative price. Instead, the indicative price for domestic onshore oil is calculated and determined directly by CNPC and Sinopec Group based on the principles and methods formerly applied by the NDRC.

We purchase crude oil through Sinopec Corp and its affiliates in sources selected and quantities confirmed by the Company at market prices. On this basis, we believe that changes in crude oil prices should not have a material effect on our competitiveness with other domestic producers. Nevertheless, any increase in the price of crude oil could have an adverse impact on our profitability to the extent that we are unable to pass cost increases on to our customers.

Changes in crude oil prices can affect the Company’s profitability. In 2011, international crude oil prices fluctuated within a broad range primarily due to geopolitical risks and the European and US macroeconomic outlook, and continued to maintain a year-on-year rising trend for the third consecutive year. In 2011, the price of West Texas Intermediate (“WTI”) crude oil on the New York Mercantile Exchange fluctuated within a broad range of U.S.$75-U.S.$114/barrel (U.S.$65-U.S.$92/barrel in 2010), with peak and the bottom closing prices of U.S.$113.93/barrel and U.S.$75.67/barrel, respectively (U.S.$91.44/barrel and U.S.$65.58/barrel, respectively in 2010), for the year. The peak and the bottom closing prices of Brent crude oil futures on the London Intercontinental Exchange were U.S.$126.64/barrel and U.S.$93.69/barrel, respectively (U.S.$94.75/barrel and U.S.$69.55/barrel, respectively in 2010), for the year. In 2011, the average price of WTI crude oil on the New York Mercantile Exchange was U.S.$95.09/barrel, an increase of U.S.$15.62 or 19.66% from U.S.$79.47 in 2010; the average price of Brent crude oil on the London Intercontinental Exchange was U.S.$110.95/barrel, an increase of U.S.$31.46, or 39.58% from U.S.$79.49 in 2010; and the average price of a package of OPEC oil was U.S.$107.47/barrel, an increase of 38.71% compared to the daily average price of U.S.$77.48 in 2010, reaching a record high.

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

We expect that our total requirement for coal to generate electricity in 2012 will be approximately 2.14 million tons. In 2011, we consumed approximately 2.09 million tons of coal, an increase from 2010 of 0.06 million tons.

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

We purchase some ancillary raw materials from outside sources. These raw materials include natural gas, MX, methanol, ammonia, sodium hydroxide, sulfur, acetone, acrylonitrile, PTA, propylene and a variety of catalytic agents. In 2011, the total cost of these materials accounted for approximately 16.89% of our total cost of sales. We do not expect any difficulties in obtaining a supply of any of these ancillary raw materials in amounts sufficient to meet our needs in the foreseeable future.

Sales and Marketing

Distribution

The distribution of our fuel products is subject to government regulations. We are required to sell certain refined products to the subsidiaries of Sinopec Group or customers designated by Sinopec Group. Since the second half of 2005, Sinopec Group has executed reforms to its system of selling petrochemical products and implemented what it refers to as a “Five Consolidations” strategy featuring “consolidated marketing strategy, consolidated promotion, consolidated logistics optimization, consolidated sales and consolidated branding”. As a result, the sales of our major petrochemical products are now conducted in a consolidated manner by sales agents designated by Sinopec Group. However, we have the autonomy to decide on the distribution method of our other products in accordance with market conditions. The products we sold in 2011 that were subject to planned distribution by Sinopec Group, sales by agents and sales based on our own discretion accounted for 53.33%, 40.07% and 6.6%, respectively, of the total products we sold.

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

We use long-term contracts to sell most of our products. We did not experience significant write-offs or defaults on our accounts receivable or other trade accounts in 2011. In general we managed to keep a stable link between production and sales in 2011.

Product breakdown

Synthetic Fibers – In 2011, 9.88% of our synthetic fiber products were purchased by provincial and municipal government trading companies that act as intermediaries between us and end-users. No single customer accounted for more than 14.88% of our sales of synthetic fibers in 2011.

Resins and Plastics – In 2011, approximately 4.78% of our resins and plastics sales were to provincial and municipal government trading companies and approximately 61.41% were sold to industrial users. No single customer accounted for more than 3.02% of our sales of resins and plastics in 2011.

Intermediate Petrochemicals – We sell a variety of intermediate petrochemical products, none of which were sold in substantial quantities.

Sinopec Yizheng Chemical Fibre Company Limited (“Yizheng”) and Oriental Petrochemical (Shanghai) Corporation (“Oriental”) are the principal outside consumers of our paraxylene. In 2011, we sold 161.9 thousand tons and 150.0 thousand tons of paraxylene, representing 17.54% and 16.25% of our total 2011 production of such product, to Yizheng and Oriental respectively, at prices mutually agreed upon by the relevant parties.

Petroleum Products – In 2011, our primary gasoline and diesel customer was Sinopec Huadong Sales Company Limited.

Trading of Petrochemical Products – In 2011, our primary trading customer was Sinopec Chemical Products Sales Branch.

Product Pricing

Most of our products are permitted to be sold at market prices. However, four types of petroleum products (gasoline, diesel and jet fuel, and liquefied petroleum gas) that we sell are subject to varying degrees of government pricing control and are, accordingly, sold at prices set by the Chinese government, which may sometimes be below our costs. In 2009, 2010 and 2011, approximately 47.70%, 34.41% and 36.70% of our net sales were from products subject to price controls. In 2011, the domestic prices of refined oil products were not brought into line with the prices of crude oil on the international markets in a timely manner due to various policy concerns, e.g., the high inflation rate in China, which resulted in the decline of RMB1,593.6 million of the operating profit of our refining business over the previous year. Price controls may apply to these products in various ways. Such price controls are sometimes applied exclusively to our products, exclusively to our competitors’ products or sometimes applied to neither our products nor our competitors’ products. The Chinese government has adopted changes to the pricing mechanism for domestic refined oil to be indirectly aligned with international crude oil prices in a controlled manner through use of certain formula(s).

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

Competition

We compete principally in the Chinese domestic market where 99.76% of our products in volume were sold in 2011. In addition, the limited transportation infrastructure in China and the difficulties involved in transporting petrochemical products force companies to compete primarily on a regional basis. In 2011, 93.25% of our net sales were made to customers in Eastern China.

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

Foreign Competition and the World Trade Organization

China joined the WTO on December 11, 2001. As part of its membership commitments, China agreed to eliminate certain tariff and non-tariff barriers to foreign competition in the domestic petrochemical industry that benefited us in the past. In accordance with its WTO commitments, China:

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

As a result of these measures, we are facing increasing competition from foreign companies and imports, but, we think that China’s WTO entry will also create substantial amounts of new investment and business in China, with a corresponding increase in sales opportunities for us.

Our Competitive Position

In the following discussion, internal consumption of resins and intermediate petrochemicals produced by integrated manufacturers in the production of downstream products are treated as sales.

Synthetic Fibers

In 2011, we had an approximate 0.91% share and imports had an approximate 1.72% share of total domestic polyester and acrylic consumption.

The following table summarizes the competitive position of our principal synthetic fibers according to domestic sales in 2011.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal domestic competitor’s share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Acrylic	18.06%	1	Jilin Province	17.59%	21.92%

Sources: Statistics provided to us by Sinopec Group and the China National Council of Textiles.

Resins and Plastics

In 2011, we had an approximate 3.86% share and imports had an approximate 27.47% share of total domestic resins and plastics consumption. The following table summarizes the competitive position of our principal resins and plastics products according to domestic sales in 2011.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Polyester chips	5.04%	30	Jiangsu Province	8.68%	2.08%
PE	3.41%	3	Guangdong Province	9.60%	43.09%
PP	3.47%	5	Guangdong Province	6.50%	28.16%

Intermediate Petrochemicals

In 2011, we were one of the largest sellers of intermediate petrochemicals in China, holding an approximate 3.03% share of total domestic consumption, while imports had an approximate 26.5% share of domestic consumption. Ethylene glycol, paraxylene, benzene and butadiene are our major intermediate petrochemical products. In 2011, we were a major producer of ethylene glycol, paraxylene and benzene in China. The following table summarizes the competitive position of our principal intermediate petrochemicals according to domestic sales in 2011.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Ethylene glycol	4.15%	1	Zhejiang Province	3.93%	71.38%
Paraxylene	7.71%	1	Jiangsu Province	6.58%	41.61%
Benzene	6.04%	1	Jiangsu Province	5.59%	2.76%
Butadiene	5.50%	10	Jiangsu Province	9.02%	8.02%

Petroleum Products

In 2011, we had an approximate 2% share of total domestic petroleum products market while imports had an approximate 4.19% share. Although we have one of the largest refining capabilities in China, we use most of our refining capacity to produce feedstock for our own downstream processing of petrochemical products.

The domestic markets for each of our major petroleum products are geographically concentrated because these markets tend to be highly localized with individual producers controlling a large share of the markets in their locality. In 2011, we sold approximately 99.70% of our petroleum products in Eastern China.

Investments

We established Secco, a Sino-foreign equity joint venture, in late 2001 with BP and Sinopec Corp, primarily to build and operate a 900,000 ton Rated Capacity ethylene petrochemical manufacturing facility. Secco completed construction and commenced its manufacturing operations in 2005. In 2009, Secco had expanded the capacity of certain facilities to 1,090,000 tons of ethylene per annum. We own 20% of the equity interest of Secco.

In 2011, Secco achieved a sales revenue of RMB27.693 billion (U.S.$4.4 billion), representing a decrease of 5.06% from its sales revenue of RMB29.169 billion (U.S.$4.634 billion) in 2010. The decrease of sales revenue was primarily attributable to the relatively lower market demand in the second half of 2011, in correspondence to which Secco selected to control the production capacity of manufacturing facilities. Secco produced 1,065,200 tons of ethylene in 2011, representing a decrease of 229,100 tons over the previous year, down by 17.70%. Secco achieved a net profit of RMB17.04 million (U.S.$2.71 million) in 2011, as compared to a net profit of RMB2,722.43 million (U.S.$432.55 million) in 2010. The decrease in net profit was primarily due to the fluctuation of international crude oil price and the continuous increase of price of naphtha raw material. The prices of the majority of domestic petrochemical products fell in the second half of 2011, in particular, the price of polyolefin products was at a low level. All the above reasons contribute to the decrease of Secco net profit in 2011.

Environmental Protection

We are subject to national and local environmental protection regulations, which currently impose a graduated schedule of fees for the discharge of waste substances, require the payment of fines for pollution and provide for the forced closure of any facility that fails to comply with orders requiring it to cease or cure certain environmentally damaging practices. We have established environmental protection systems which consist of pollution control facilities to treat certain of our waste materials and to safeguard against accidents. Because of the nature of our business, however, we store a significant amount of waste substances in the plants and discharge them into the environment after making such waste substances meet the discharge standards. During 2011, we were assessed a total of RMB33.68 million (U.S.$5.35 million) in fees for discharges of waste substances. As of March 31, 2012, we had not been assessed any fines for environmental violations and there were no actions pending or, to our knowledge, threatened which would result in the assessment of such a fine.

We believe our environmental protection facilities and systems are adequate for the existing national and local environmental protection regulations. In 2011, the Company continued to carry out various energy-saving and emissions reduction measures in accordance with the relevant domestic energy conservation and emissions reduction requirements, and achieved all energy-saving and emissions reduction goals set by the Chinese government during the year. In 2011, the Company’s overall level of energy consumption per RMB10,000 product value was 0.998 ton of standard coal (2010: 1.054 tons of standard coal), representing a decrease of 5.31%, which resulted in savings of 410,768 tons of standard coal. Furthermore, the Company provided 58,069,200 tons of water for production (2010: 61,515,800 tons), representing a decrease of 3,446,600 tons, or 5.60% year-on-year, while the recycling rate of industrial water reaching 96.84%. The total volume of each COD, solid wastes and industrial waste water discharge declined by 16%, 10.8% and 13.8% respectively. Various indices, such as waste water discharge compliance rate and the hazardous waste treatment ratio, comply with environmental protection requirements. The average heat efficiency rate of heaters was 91.45%, increased by 0.2 percentage points over the previous year. In 2011, the Company’s various projects, such as the Flue-gas Desulphurisation Project for Furnaces of Coal-fired Power Plants, the Removal of Foul Gas from the De-aeration Pool of the Waste Water Treatment Plants, Tail Gas Regenerative Thermal Oxidation Facilities at PTA Plants, Flare Gas Recovery System and the addition of Recycled Hydrogen Desulfurization Unit to the Diesel Hydrogenation Plant (with a capacity 550,000 tons/year), played an effective role in the energy conservation and emissions reduction.

Despite of our continuous efforts to protect the environment and save energies, there can be no assurance that Chinese national or local authorities will not impose additional regulations that would require additional expenditures in respect of environmental matters in the future.

Insurance

We currently participate in a package of insurance coverage plan through Sinopec Group as its controlled subsidiary, which, as of December 31, 2011, was approximately RMB37.211 billion (U.S.$5.912 billion) on our property and facilities and approximately RMB5.290 billion (U.S.$0.84 billion) on our inventory. In addition, we maintain insurance policies for such assets as the engineering construction projects and products in transit with third-party’s commercial insurance company. The Sinopec Group insurance coverage is compulsory and applies to all enterprises controlled by Sinopec Group, pursuant to guidelines of Sinopec Group which may not be legally enforceable against Sinopec Group. Thus, there are uncertainties under Chinese law as to what percentage insurance claims we may demand against Sinopec Group.

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

Historically, we were supervised by Sinopec, a ministry-level enterprise under the direct supervision of the State Council, China’s highest administrative body. As a result of a governmental restructuring in 1998, we became subject to the administration of the State Bureau of Petroleum and Chemical Industry. After its functions were terminated in March 2001, we became subject to the administration of the State Economic and Trade Commission. The State Economic and Trade Commission was dissolved in March 2003 and its function in directing the reform and management of state-owned enterprises were assumed by the State-owned Assets Supervision and Administration Committee, its function in industry planning and policy making were assumed by NDRC, and its functions in administering domestic trade, coordinating and implementing import and export plans of critical industrial products and raw materials were assumed by the Ministry of Commerce. Since then, we have been subject to the industrial oversight of these three new governmental agencies at the national level.

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

C. Organizational Structure.

Our Subsidiaries

Our significant subsidiaries are listed below. All of the subsidiaries named below are incorporated in China.

Subsidiary Name	Our ownership interest and voting power
(%)
Shanghai Petrochemical Investment Development Company Limited	100.00
China Jinshan Associated Trading Corporation	67.33
Shanghai Jinchang Engineering Plastics Company Limited	74.25
Shanghai Golden Phillips Petrochemical Company Limited	60.00
Zhejiang Jin Yong Acrylic Fiber Company Limited	75.00
Shanghai Golden Conti Petrochemical Company Limited	100.00

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

Overview

Sinopec Corp is an integrated petroleum and petrochemical company with upstream, midstream and downstream operations. Based on trading volume in 2011, Sinopec Corp is one of the largest publicly listed companies in China and one of the largest petroleum and petrochemical companies in both China and Asia. Sinopec Corp is one of the largest refiners, distributors and marketers of gasoline, diesel, jet fuel and most other major refined products in China and Asia with principal markets in the eastern and southern regions of China. Sinopec Corp is also a producer and distributor of petrochemicals in China and additionally explores, develops and produces crude oil and natural gas principally to supply its refining and chemical operations.

Subsidiaries

Details of Sinopec Corp’s principal subsidiaries are given in the table below. Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong respectively, all of the below principal subsidiaries are incorporated in China.

			Percentage of equity
Name of Company	Particulars of issued capital	Type of legal entity	Percentage of equity held by Sinopec Corp and its subsidiary	Principal activities
	(millions)		(%)
China Petrochemical International Company Limited	RMB1,400	Limited company	100.00	Trading of petrochemical products and equipments

Sinopec Chemicals Sales Company Limited	RMB1,000	Limited company	100.00	Trading of petrochemical products

Sinopec Qingdao Petroleum and Chemical Company	RMB1,595	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products

Sinopec Sales Company Limited	RMB1,700	Limited company	100.00	Sale of refined oil

Sinopec Yangzi Petrochemical Company Limited	RMB13,203	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products

Sinopec Zhongyuan Petrochemical Company Limited	RMB2,400	Limited company	93.51	Manufacturing of chemical products

Fujian Petrochemical Company Limited	RMB4,769	Limited company	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products

Name of Company	Particulars of issued capital	Type of legal entity	Percentage of equity held by Sinopec Corp and its subsidiary	Principal activities
	(millions)		(%)
Sinopec Shanghai Petrochemical Company Limited	RMB7,200	Limited company	55.56	Manufacturing of synthetic fibers, resin and plastics, intermediate petrochemical products and petroleum products

Sinopec Kantons Holdings Limited	HK$104	Limited company	72.34	Trading of crude oil and petroleum products

Sinopec Yizheng Chemical Fiber Company Limited	RMB4,000	Limited company	42.00	Production and sale of polyester chips and polyester fibers

Sinopec International Petroleum Exploration and Production Corporation	RMB8,000	Limited company	100.00	Investment in exploration, production sales, etc. of petroleum and nature gas

Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	RMB830	Limited company	60.00	Sale of refined oil

BP Sinopec (Zhejiang) Petroleum Company Limited	RMB800	Limited company	60.00	Sale of refined oil

Sinopec Qingdao Refining and Chemical Company Limited	RMB5,000	Limited company	85.00	Manufacturing of intermediate petrochemical products and petroleum products

China International United Petroleum & Chemical Co., Ltd.	RMB3,000	Limited company	100.00	Trading of crude oil and petrochemical products

Sinopec Hainan Refining & Chemical Company Limited	RMB3,986	Limited company	75.00	Manufacturing of intermediate petrochemical products and petroleum products

Sinopec (Hong Kong) Limited	HK$5,477	Limited company	100.00	Trading of crude oil and petrochemical products

Sinopec Senmei (Fujian) Petrochemical Company Limited	RMB1,840	Limited company	55.00	Sale of refined oil

Sinopec Fuel Oil Sales Corporation Limited	RMB2,200	Limited company	100.00	Sale of fuel oil

D. Property, Plant and Equipment.

Real Property

Our corporate headquarters and production facilities, occupying an area of approximately 7.03 square kilometers, are located in Jinshanwei, approximately 75 kilometers from downtown Shanghai. The total gross floor area of all our production and other facilities is approximately 2 million square meters. We own all of the buildings and facilities located at the site. We have the right to use the land upon which our buildings and facilities are located for a term of 50 years beginning in 1993 without the payment of any rent or usage fees other than land use taxes. We also have the right to transfer our land use rights to third parties without any payment to the Chinese government, so long as the use of the land remains the same as when the land use right was granted to us and the terms of the land use right we received will be applicable to any transferees.

Plants and Facilities

The following tables set forth the Rated Capacities of our principal production units. The actual production capacity of a production unit can exceed the Rated Capacity and may be further increased without increasing the Rated Capacity through technical improvements or expansion of such unit. The utilization rate of a production unit is based upon the Rated Capacity rather than actual production capacity and may vary with technical enhancements, changes in production management and scheduling of maintenance.

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for petroleum products and intermediate petrochemicals in 2011:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate (%)
Crude oil distillation units (2)	14,000,000	76.44
Hydrocracker (2)	3,000,000	86.13
Ethylene units (2)	850,000	106.16
Aromatics unit	835,000	105.84
PTA unit	400,000	97.74
EO/EG unit (2)	525,000	91.11
Acrylonitrile unit	130,000	106.71
Acetaldehyde unit	42,000	89.84
Acetic acid unit	45,000	0.00
Cracking and catalyzing	1,000,000	101.48
Delayed Coking (2)	2,200,000	105.74
Reforming prehydrogenation unit	750,000	107.85
C5 segregation unit (2)	205,000	119.13

Our two crude oil distillation units were designed and built in China. In 2011, the actual quantity of crude oil we processed was approximately 10.8667 million tons. Our hydrocracker uses technology from United Oil Products Corporation of the United States. Our first ethylene unit uses technology from Mitsubishi Petrochemical Corporation of Japan. The second ethylene unit uses technology from ABB Lummus Global Inc. of the United States. The aromatics unit uses technology from Universal Oil Products Corporation of the United States. The PTA unit uses technology from Mitsui Petrochemical Corporation of Japan. The EO/EG unit was constructed using technology from Scientific Design Corporation of the United States.

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for resins and plastics and synthetic fibers in 2011:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate (%)
Polyester units (3)	550,000	103.89
Polyester staple units (2)	154,000	101.78
Polyester filament units	21,000	88.27
Acrylic staple fiber units (4)	141,000	110.42
PE units (3)	408,000	100.21
PP units (3)	400,000	104.56
Vinyl acetate unit (2)	102,000	107.52

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

Power Facilities

Our electricity requirements are currently supplied by our own 425 megawatt coal-fired power plant and petroleum coke power plant. These power plants are designed to provide sufficient power supply needed by our facilities. We are connected to the Eastern China electricity grid, which provides a back-up source of power in case of a shortfall in our self-generated power supply.

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

Transportation-Related Fixtures

Crude oil, our principal raw material, is transported by pipeline and oil tanker to a crude oil terminal wharf and storage tanks. Our products leave the factory by water, rail, road and pipeline. In 2011, approximately 51.05% of our products by sales volume were collected by customers from our premises, and we delivered the balance. Our major ethylene customer is supplied via a pipeline. Some of the products collected by customers were also transported using our facilities.

Wharfs

We own one chemical wharf at Jinshan with five berths of 2,000, 5,000, 8,000, 10,000 and 25,000 tons. We also own a connecting pipeline capable of loading up to approximately 1.4 million tons of chemical products annually onto ocean-going barges and ships. In 2011, products representing 16.47% of total sales volume were shipped from the wharf. We also have a facility to load ships and barges which use the region’s inland waterways. In 2011, products representing 4.34% of total sales volume were shipped from these facilities. We believe that we have a competitive advantage because a greater proportion of our products are shipped by water as opposed to rail and truck, which is subject to capacity constraints on China’s rail and highway networks. Additionally, we own facilities for receiving crude oil and coal at docks that we own and transporting such materials by pipeline or conveyor to our production facilities.

We own an oil terminal wharf at Chenshan in Zhejiang Province, which is comprised of four berths, among which each of two berths is capable of handling 80,000 ton vessels, one is capable of handling 15,000 ton vessels and the other 50,000 ton vessels. Two 25 kilometer pipelines connect this oil terminal wharf with our facilities.

Rail

We own a railroad loading depot with an annual capacity of 500,000 tons. The depot provides access via a spur line to the national Chinese railway system. In 2011, products representing 1.33% of total sales volume were transported from the factory by rail. Our ability to transport products by rail is limited because of China’s overburdened railway system, the allocation of use of which remains strictly controlled by the Chinese government.

Capital Expansion Program

Our principal capital expansion projects for the near term are summarized in the table and further described below. In aggregate, we expect that total investment in the projects described will be approximately RMB3.2 billion in 2012. This amount will be funded by our own capital and by bank loans.

Name of Project	Rated Capacity (tons/year)	Start Date	Expected Completion Date	Status
Refining Capacity Expansion
The Refinery Revamping and Expansion Project	N/A	2010	2012	Under construction
Expansion of New and Existing Downstream Production Facilities
The Carbon Fiber Project with a capacity of 1,500 tons/year	1,500	2010	Phase I 2012	Under construction
The Jinchang 30,000 ton Modified Polypropylene Project	30,000	2010	2012	Under construction
The Ethanolamine Project with a capacity of 50,000 tons/year	50,000	2012	2013	Basic design being prepared
The Isopentene Plant with a capacity of 10,000 tons/year	10,000	2011	2011	Completion and commencement of operation
The 100,000t/a EVA Project	100,000	2013	2014	Feasibility study report submitted
Other Projects
The No.5 and No. 6 Furnace Secondary Desulfurisation Project for Department of Thermoelectric	N/A	2011	2012	Under construction
The Up-grading Project for the Optimization of the system and reduction in energy and feedstock consumption of the No.2 PTA Plant	N/A	2010	2012	Under construction
The No. 2 and No. 3 Aromatics Complexes Energy-saving Up-grade Project	N/A	2013	2014	Approval of the feasibility study report obtained
The SL-2 Cracking Furnace of No. 2 Ethylene Unit Transformation for Improving Energy Efficiency	N/A	2012	2013	Basic design being prepared
The Transformation for Improving Manufacturing Capacity for Epoxy Ethane	N/A	2013	2014	Basic design being prepared

N/A – not applicable.

In 2009, 2010 and 2011, we invested RMB2.120 billion, RMB1.357 billion and RMB3.225 billion, respectively, in capital expansion projects.

Refining Capacity Expansion Plans

With a view to accommodating the adjustment in our product mixes, we process the heavy and low-quality crude oil we purchase in order to control our cost, improve the overall processing procedures, enhance our reprocessing capacity, and continuously increase the operating adaptability and overall efficiency of our refining facilities. We are promoting the construction of the Phase 6 Project, which focuses on the reconstruction of refining facilities, fine chemicals, structure adjustment and system perfection while giving considerations to both low cost and product diversity, and both mass and refined production. We emphasize low cost and mass production in upstream supply and high added value and refined production in downstream production.

We plan to further enhance the reprocessing capacity and overall capacity of refining facilities by implementing a refining facilities reconstruction project. Sinopec Corp approved the basic design for this project in 2011. Pile foundation construction was commenced in December 2010 and civil engineering commenced in April 2011. We plan to complete the construction in 2012.

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

To take advantage of our specialty in producing acrylics fiber and to improve our industrial structure and upgrade certain products, we plan to construct a carbon fiber project with a capacity of 1,500 tons/year. Sinopec Corp approved the basic design for this project in December 2010; pile foundation construction was commenced in December 2010; civil engineering was commenced in February 2011; and one series of facilities under phase I are planned to be put into production in February 2012.

To take advantage of our possession of epoxyethane and the current manufacturing conditions, we plan to utilize foreign technologies to construct an ethanolamine facility with an annual output of 50 thousand tons. Sinopec Corp approved the feasibility study report for this project in October 2010; and the basic design is scheduled to be completed in March 2012. The construction is scheduled to be commenced in 2012 and completed in 2013.

We plan to construct a new 100,000t/a EVA production unit with imported technology. The revised feasibility study report for this project was submitted to Sinopec Corp for approval in September 2011. The construction of this project is scheduled to be commenced in 2013 and completed in 2014.

We plan to adjust the production structure in order to improve No. 1 glycol unit’s capacity of producing epoxyethane by utilizing SD technology. Sinopec Corp approved the feasibility study report for this project in April 2011. The construction is scheduled to be commenced in August 2012 and completed in June 2013.

Other Projects

The basic design for the Up-grading Project for the Optimization of the system and reduction in energy and feedstock consumption of the No.2 PTA Plan was approved by Sinopec Corp in May 2010. The Company started civil engineering in 2010 and plans to complete this project in April 2012. The feasibility study report for No. 2 and No. 3 aromatic hydrocarbon unit transformation for improving energy efficiency was approved by Sinopec Corp in April 2011; and this project is scheduled to be commenced in 2013 and completed in 2014. The feasibility study report for No. 2 combined heat and power furnace transformation project for the purpose of achieving industrial standards and efficiency improvement was approved by Sinopec Corp on October 28, 2011. We plan to complete the basic design in June 2012 and complete the construction in 2012. The feasibility study report for SL-2 cracking furnace of No. 2 ethylene unit transformation for improving energy efficiency was submitted to Sinopec Corp for approval in July 2011. The construction is scheduled to be commenced in October 2012 and completed in 2013.

In order to further our capacity of maintaining sustainable development and to echo the government’s requirement of protecting the green environment, we planned the No.5 and No. 6 Furnace Secondary Desulfurisation Project for Department of Thermoelectric. The basic design of the project was approved by Sinopec Corp in June 2011. The construction commenced in September 2011 and will be completed in June 2012. We also plan to commence the project of dust abatement and denitrification unit construction for No. 3 and No. 4 furnaces. The feasibility study report of the project was submitted to Sinopec Corp for approval on December 29, 2011. The construction is scheduled to commence in December 2012 and be completed in August 2013.

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

Changes in Accounting Policies

During the year ended December 31, 2011, we adopted the amendments to IFRS 1 “First-time adoption of IFRSs”, which was applied retrospectively. Accordingly, the comparative amounts have been restated. Please see Note 3 in our consolidated financial statements included in Item 17. Financial Statements for details.

Critical Accounting Policies

The following discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during 2011. Our financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We based our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, our management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

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

Impairments for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired,” and an impairment loss may be recognized in accordance with International Accounting Standard No. 36 “Impairment of Assets.” Long-lived assets are reviewed for indication of impairment at the end of each reporting period or whenever events or changes in circumstance have indicated that their carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling prices because quoted market prices for our assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgment relating to level of sale volume, selling price and amount of operating costs. We use all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs. During the years ended December 31, 2009, 2010 and 2011, we recognized impairment charges on property, plant and equipment of RMB98 million, RMB238 million and RMB11 million, respectively.

Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual values. We review the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets, taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. There were no significant changes in these estimates during the years ended December 31, 2009, 2010 and 2011.

Impairment for bad and doubtful debts

We estimate impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. We base the estimates on the aging of the accounts receivable balance, customer credit-worthiness and historical write-off experience. If the financial condition of the customers were to deteriorate, actual impairment losses would be higher than estimated. Impairment provisions for bad and doubtful debts were nil, a reversal of RMB3 million and a reversal of RMB2 million, during the years ended December 31, 2009, 2010 and 2011, respectively.

Inventory management

At the beginning of every year, the management team determines the appropriate levels of inventories to maintain on the basis of annual production and operating plans, financial budgets and market conditions. Every six months, the management team conducts an inventory status analysis in conjunction with its supply, production, marketing, financial and other departments and develops a plan for keeping inventories at an appropriate level.

        Management assesses the realizability of our inventories based on the estimates of the net realizable value of the inventories at the end of each reporting period. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. We base the estimates on all available information, including the current market prices of the finished goods and raw materials and historical operating costs. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. If the actual selling prices were to be lower or the costs of completion were to be higher than the estimates, the actual allowance for diminution in value of inventories could be higher than estimated. In addition, management periodically reviews inventory aging information to assess if any obsolete inventories are required to be written down at the period end. Based on our assessments, we recorded write-down of inventories of RMB58 million, RMB12 million and RMB110 million respectively for the years ended December 31, 2009, 2010 and 2011. Barring unforeseeable changes that may occur to the current economic environment in either China or worldwide, our management does not anticipate encountering major difficulties with our attempt to realize by the end of 2012 the bulk of our inventories as of December 31, 2011 after deducting for diminution in values.

Income tax

In June 2007, the State Administrative of Taxation issued a tax circular (Circular No.664) to the local tax authorities requesting the relevant local tax authorities to rectify the applicable enterprise income tax (“EIT”) for nine listed companies, which included us. After the notice was issued, we were required by the relevant tax authority to settle the EIT for 2007 at a rate of 33 percent. To date, we have not been requested by the tax authorities to pay additional EIT in respect of any years prior to 2007. There is no further development of this matter during the year ended December 31, 2011. No provision has been made in the financial statements at December 31, 2011 for this uncertainty because we believe it is not probable that the Company will be required to pay additional EIT for tax years prior to 2007.

Recognition of deferred tax assets

Deferred tax assets are recognized in respect of temporary deductible differences and the carryforward of unused tax losses. We recognize deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realized or utilized. At the end of each reporting period, we assess whether previously unrecognized deferred tax assets should be recognized. The Company recognizes a previously unrecognized deferred tax asset to the extent that it is probable that future taxable profit will allow the deferred tax asset to be utilized. In addition, we assess the carrying amount of deferred tax assets that are recognized at the end of each reporting period. The Company reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available for the deferred tax asset to be utilized.

In making the assessment of whether it is probable the Company will realize or utilize the deferred tax assets, we primarily rely on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilize the deferred tax assets recognized at December 31, 2011, the Company would need to generate future taxable income of at least RMB2,077 million, of which RMB1,497 million is required to be generated by 2013 prior to the expiration of the unused tax losses. Based on estimated forecast and historical experience, we believe that it is probable that the Company will generate sufficient taxable income before the unused tax losses expire.

Government Policies

The impact of government economic, fiscal, and monetary policies can materially affect our financial condition, results of operations, and cash flows (see Item 3. Key Information - D. Risk Factors).

In particular, we consume large amounts of crude oil to manufacture our products of which approximately 90% is imported. We attempt to mitigate the effect of increased costs due to rising crude oil prices. However, our ability to pass on these increased costs to our customers is dependent on government regulations, among other factors. Given that the increase of the sales prices of our products can lag behind the increase of crude oil costs, we sometimes fail to completely cover the increased costs by increasing our sales prices, particularly where government regulations restrict the prices of certain of our fuel products such as gasoline, diesel and jet fuel, and liquefied petroleum gas. In 2009, 2010 and 2011, approximately 47.70%, 34.41% and 36.70% of our net sales were from such products subject to price controls. In 2011, the domestic prices of refined oil products were not brought into line with the prices of crude oil on the international markets in a timely manner due to various policy concerns, e.g., the high inflation rate in China, which resulted in the decline of RMB1,593.6 million of the operating profit of our refining business over the previous year. Although the Chinese government has adopted a new pricing mechanism for domestic refined oil products that indirectly links the prices of these products to international crude oil prices (see Item 4. Information on the Company – B. Business Overview – Product Pricing), such pricing mechanism is still not completely transparent and subject to inadequate or untimely adjustment. Moreover, the Chinese government controls the distribution of many fuel products in China. For instance, some of our fuel products are required to be sold to designated distributors (such as the subsidiaries of Sinopec Corp). Because we cannot freely sell our fuel products to take advantage of opportunities for higher prices we may not be able to fully cover increases in crude oil prices by increases in the sale prices of our products, which has had and will continue to have a material adverse effect on our financial condition, results of operations and cash flows.

In addition, the exchange rates between the Renminbi and the U.S. Dollar or other foreign currencies are affected by Chinese government policies. In particular, the value of the Renminbi is only permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The Chinese government continues to receive significant international pressure to liberalize its currency policy. Most of our revenue is denominated in Renminbi, and most of our purchase of crude oil and some equipment and certain loan repayments are made in foreign currencies. In general, the trend for appreciation of the Renminbi has been helpful to us since our imported crude oil purchases constitute such a large portion of our total costs. By contrast, any depreciation of the Renminbi would increase our costs and adversely affect our capacity of making profits. In addition, any depreciation of the Renminbi could adversely affect the value of the dividends of our H shares and ADSs, which we pay in foreign currencies. Further appreciation in the value of Renminbi against foreign currencies (including the U.S. Dollar) may cause a decrease in the value of our cash and cash equivalents that are denominated in foreign currencies.

Summary

The following table sets forth our sales volumes and net sales for the years indicated:

	For the year ended December 31
	2009			2010			2011
	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales

Synthetic fibers	245.8	2,823.7	6.0	255.9	3,906.6	5.4	250.9	4,150.2	4.6

Resins and plastics	1,543.3	12,263.6	25.9	1,620.2	14,900.0	20.7	1,590.7	16,418.6	18.3

Intermediate petrochemicals	1,519.4	8,421.0	17.8	2,386.5	17,206.4	23.9	2,246.7	19,023.2	21.3

Petroleum products	5,271.4	18,917.9	39.9	6,342.8	28,733.9	39.9	6,968.1	37,350.2	41.7

Trading of petrochemical products *	—	4,624.0	9.8	—	6,565.9	9.1	—	11,617.0	13.0

Others	—	295.1	0.6	—	783.1	1.0	—	950.5	1.1

Total	8,579.9	47,345.3	100.0	10,605.4	72,095.9	100.0	11,056.4	89,509.7	100.0

*	As the reported sales of the trading of petrochemical products segment was more than 10 percent of the combined sales of all operating segments during the year ended December 31, 2011, the trading of petrochemical products segment is identified as a new reportable reporting segment and the corresponding information for the year ended December 31, 2009 and 2010 has been reclassified accordingly.

The following table sets forth a summary statement of the Company’s consolidated statements of income for the years indicated:

	For the year ended December 31
	2009 (Restated)*		2010 (Restated)*		2011
	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales
Synthetic fibers
Net sales	2,823.7	6.0	3,906.6	5.4	4,150.2	4.6
Operating expenses	(2,812.3)	(5.9)	(3,471.0)	(4.8)	(3,848.9)	(4.3)
Segment profit	11.4	0.1	435.6	0.6	301.3	0.3
Resins and plastics
Net sales	12,263.6	25.9	14,900.0	20.7	16,418.6	18.3
Operating expenses	(11,419.3)	(24.1)	(13,908.9)	(19.3)	(16,406.6)	(18.3)
Segment profit	844.3	1.8	991.1	1.4	12.0	0.0
Intermediate petrochemicals
Net sales	8,421.0	17.8	17,206.4	23.9	19,023.2	21.3
Operating expenses	(8,230.2)	(17.4)	(16,841.3)	(23.4)	(17,874.6)	(20.0)
Segment profit	190.8	0.4	365.1	0.5	1,148.6	1.3
Petroleum products
Net sales	18,917.9	39.9	28,733.9	39.9	37,350.2	41.7
Operating expenses	(18,113.0)	(38.3)	(27,593.6)	(38.3)	(37,803.6)	(42.2)
Segment profit/(loss)	804.9	1.6	1,140.3	1.6	(453.4)	(0.5)
Trading of petrochemical products
Net sales	4,624.0	9.8	6,565.9	9.1	11,617.0	13.0
Operating expenses	(4,598.9)	(9.7)	(6,551.8)	(9.1)	(11,602.0)	(13.0)
Segment profit	25.1	0.1	14.1	0.0	15.0	0.0
Others
Net sales	295.1	0.6	783.1	1.0	950.5	1.1
Operating expenses	(151.6)	(0.3)	(765.7)	(1.0)	(914.2)	(1.0)
Segment profit	143.5	0.3	17.4	0.0	36.3	0.1
Total
Net sales	47,345.3	100.0	72,095.9	100.0	89,509.7	100.0
Operating expenses	(45,325.3)	(95.7)	(69,132.3)	(95.9)	(88,449.9)	(98.8)
Profit from operations	2,020.0	4.3	2,963.6	4.1	1,059.8	1.2
Net financing (costs)/income	(321.1)	(0.7)	(95.2)	(0.1)	83.5	0.1
Investment income	222.8	0.5	0.2	0.0	0.7	0.0
Share of profit of associates and jointly controlled entities	241.3	0.5	661.3	0.9	152.7	0.1
Earnings before income tax	2,163.0	4.6	3,529.9	4.9	1,296.7	1.4
Income tax	(510.2)	(1.1)	(735.5)	(1.0)	(310.2)	(0.3)
Net income	1,652.8	3.5	2,794.4	3.9	986.5	1.1
Attributable to:
Equity shareholders of the Company	1,588.3	3.4	2,769.0	3.8	956.1	1.0
Non-controlling interests	64.5	0.1	25.4	0.1	30.4	0.1
Net income	1,652.8	3.5	2,794.4	3.9	986.5	1.1

Net sales represent sales revenue of the respective segments after sales taxes and surcharges. Operating expenses represent cost of sales, selling and administrative expenses and other operating expenses /income, as allocated to respective segments.

*	During the year ended December 31, 2011, we adopted the amendments to IFRS 1 “First-time adoption of IFRSs”, which was applied retrospectively. Accordingly, the comparative amounts have been restated. Please see Note 3 in our consolidated financial statements included in Item 17. Financial Statements for details.

A. Results of Operations

Year ended December 31, 2011 compared with year ended December 31, 2010

Net sales

In 2011, our net sales amounted to RMB89,509.7 million, representing an increase of 24.15% from RMB72,095.9 million in 2010. For the year ended December 31, 2011, the weighted average prices (excluding tax) of our synthetic fibers, resins and plastics, intermediate petrochemical products and petroleum products increased by 8.35%, 12.23%, 17.44% and 18.32%, respectively, over the previous year. The net sales of the trading of petrochemical products amounted to RMB11,617.0 million in 2011, representing an increase of 76.93% as compared to RMB6,565.9 million in the previous year.

(i) Synthetic fibers

In 2011, the net sales of synthetic fiber products amounted to RMB4,150.2 million, representing a 6.24% increase from RMB3,906.6 million in the previous year. The weighted average price of synthetic fibers increased by 8.35% over the previous year. In particular, the weighted average prices of acrylic fiber and polyester fiber, the principal product of synthetic fiber of the Company, increased by 5.78% and 20.31% over the previous year, respectively. The sales of acrylic fiber and polyester fiber accounted for 74.67% and 19.78% of the total sales of synthetic fibers respectively.

Net sales of synthetic fiber products accounted for 4.60% of our total net sales in 2011, representing a decrease of 0.80 percentage point as compared to the previous year.

(ii) Resins and plastics

The net sales of resins and plastics amounted to RMB16,418.6 million in 2011, representing an increase of 10.19% from RMB14,900.0 million in 2010. The weighted average price of resins and plastics in 2011 increased by 12.23%, while the sales volume in 2011 decreased by 1.82%. Among resins and plastics products, the weighted average price of polyethylene increased by 7.03% and sales volume decreased by 2.57%, and the weighted average price of polyester pellet for 2011 increased by 22.34% and sales volume decreased by 0.02%. The sales of polypropylene and polyester pellet accounted for 36.02% and 31.49% of the total sales of resins and plastics respectively.

Net sales of resins and plastics accounted for 18.30% of our total net sales in 2011, representing a decrease of 2.40 percentage points as compared to the previous year.

(iii) Intermediate petrochemicals

The net sales of intermediate petrochemical products amounted to RMB19,023.2 million in 2011, representing an increase of 10.56% from RMB17,206.4 million in 2010, with the weighted average price of intermediate petrochemical products increased by 17.44% and sales volume decreased by 5.86% as compared to the previous year. Among the intermediate petrochemical products, the weighted average prices of paraxylene, butadiene and benzene increased by 31.33%, 30.50% and 11.57%, respectively. The sales of paraxylene, butadiene and benzene accounted for 34.70%, 11.74% and 14.28% of the total sales of intermediate petrochemical products, respectively.

Net sales of intermediate petrochemical accounted for 21.30% of our total net sales in 2011, representing a decrease of 2.60 percentage points as compared to the previous year.

(iv) Petroleum products

The net sales of petroleum products amounted to RMB37,350.2 million in 2011, representing an increase of 29.99% from RMB28,733.9 million in the previous year, with the weighted average product prices increased by 18.32% and sales volume increased by 9.86% as compared to 2010. Due to the impact of an increase in demand from the domestic market, the market demand for diesel and gasoline increased as compared to the previous year which led to increases of 13.72% and 2.25% in the Company’s sales volume of diesel and gasoline respectively. The increase in our sales in 2011 was also in part due to the production of Shanghai IV refined oil and the introduction of 30,000 tons of Euro V diesel to the Hong Kong market. The sales of diesel and gasoline accounted for 59.90% and 17.78% of the total sales of petroleum products respectively.

Net sales of petroleum products accounted for 41.70% of our total net sales in 2011, representing an increase of 1.80 percentage points as compared to the previous year.

(v) Trading of petrochemical products

The net sales of the trading of petrochemical products amounted to RMB11,617.0 million in 2011, representing an increase of 76.93% as compared to RMB6,565.9 million in the previous year. Such increase in the net sales was mainly attributed to a significant increase in the trading volume of petrochemical products as compared to the previous year.

Net sales of the trading of petrochemical products accounted for 13.00% of our total net sales in 2011, representing an increase of 3.90 percentage points as compared to the previous year.

(vi) Other activities

The net sales of other activities amounted to RMB950.5 million in 2011, representing an increase of 21.38% as compared to RMB783.1 million in the previous year. Such increase in the net sales was mainly attributed to the expansion in the processing-on-sub-contract business as compared to the previous year.

Net sales of other activities accounted for 1.10% of our total net sales in 2011, basically at par with the previous year.

Operating Expenses

Our operating expenses are comprised of cost of sales, selling and administrative expenses, other operating expenses and other operating income.

Our operating expenses increased by RMB19,317.6 million, or 27.94%, from RMB69,132.3 million in 2010 to RMB88,449.9 million in 2011. The operating expenses of synthetic fibers, resins and plastics, intermediate petrochemicals, petroleum products, trading of petrochemical products and others amounted to RMB3,848.9 million, RMB16,406.6 million, RMB17,874.6 million, RMB37,803.6 million, RMB11,602.0 million and RMB91,420.0 million, representing an increase of 10.89%, 17.96%, 6.14%, 37.00%, 77.08% and 19.39% as compared to the previous year, respectively.

(i) Synthetic fibers

The operating expenses of synthetic fibers in 2011 increased by RMB377.9 million as compared to the previous year, which was primarily due to increased unit prices for raw materials (e.g., acrylonitrile) for producing synthetic fibers.

(ii) Resins and plastics

Our operating expenses of resins and plastics in 2011 increased by RMB2,497.7 million as compared to the previous year, which was primarily due to increased unit costs for raw materials such as ethylene and propylene.

(iii) Intermediate petrochemicals

The operating expenses of intermediate petrochemicals in 2011 increased by RMB1,033.3 million as compared to the previous year. The significant increase in costs and expenses of intermediate petrochemical products was attributable to the increase in unit cost of intermediate petrochemical products along with the increase in average unit cost of crude oil during 2011.

(iv) Petroleum products

The operating expenses of petroleum products in 2011 increased by RMB10,210.0 million as compared to the previous year, primarily due to the increase in crude oil prices (which was the major raw material of the Company) and increased processing volume.

(v) Trading of petrochemical products

The operating expenses of trading of petrochemical products in 2011 increased by RMB5,050.2 million as compared to the previous year, primarily due to the significant increase in the Company’s trading volume of petrochemical products as compared to the previous year.

(vi) Other activities

The operating expenses of other activities in 2011 increased by RMB148.5 million as compared to the previous year, primarily due to an increase in the cost of crude oil processed on a sub-contract basis.

•	Cost of sales

The cost of sales amounted to RMB87,881.2 million in 2011, representing a significant increase of 28.64% compared to RMB68,317.4 million in 2010. Cost of sales accounted for 98.18% of the net sales for 2011, primarily due to an increase in crude oil prices in 2011 which was the Company’s major raw material.

(i) Crude Oil

In 2011, we processed 10,866,700 tons of crude oil (including 257,000 tons of crude oil processed on a sub-contract basis), representing an increase of 346,000 tons from 10,520,700 tons in the previous year. The volumes of imported crude oil and domestic offshore crude oil processed by us were 9,662,500 tons and 1,204,200 tons, respectively.

The total cost of crude oil processed by us in 2011 amounted to RMB53,521.9 million, representing a significant increase of 34.83% from RMB39,694.6 million in the previous year and accounting for 60.90% of the total cost of sales. The weighted average cost of our crude oil was RMB5,044.64 per ton, representing an increase of 28.51% from the previous year. The average costs of imported crude oil and domestic offshore crude oil were RMB5,030.16 per ton and RMB5,157.75 per ton, respectively.

(ii) Other expenses

The expenses for other auxiliary raw materials were RMB14,846.8 million in 2011, basically at par with RMB14,699.0 million in the previous year. Other expenses as a percentage of total cost of sales decreased from 21.51% in 2010 to 16.89% in 2011, primarily as a result of the measures we have taken in 2011 to optimize the production and reduce costs, such as the introduction of 445 million standard cubic meters of natural gas as fuel and raw material for production of hydrogen.

•	Selling and administrative expenses

Selling and administrative expenses amounted to RMB675.8 million in 2011, representing an increase of 7.47% from RMB628.8 million in the previous year, primarily due to an increase in sales related transportation expenses as a result of increased sales volume of the Company in 2011, and an increase in agency fees with respect to product sales to Sinopec Chemical Products Sales Branch.

•	Other operating income

Other operating income amounted to RMB164.3 million in 2011, representing an increase of 49.64% from RMB109.8 million in the previous year, primarily due to an increase of RMB39.8 million in the government subsidies received in 2011 as compared to the previous year.

•	Other operating expenses

Other operating expenses decreased from RMB296.0 million in the previous year to RMB57.2 million in 2011, representing a decrease of 80.68%, mainly due to a decrease of RMB227.6 million in the Company’s impairment losses of fixed assets in 2011 as compared to the previous year.

Profit from operations

Profit from operations amounted to RMB1,059.8 million in 2011, representing a decrease of RMB1,903.8 million as compared to RMB2,963.6 million in the previous year. In particular, the operating profit of our refining business decreased by RMB1,593.6 million over the previous year, because the domestic prices of refined oil products were not brought into line with the prices of crude oil on the international markets in a timely manner due to various policy concerns, e.g., the high inflation rate in China. In addition, the operating profit of the Company’s petrochemical business decreased by RMB329.9 million as compared to the previous year, which is attributable to the decline in the prices of petrochemical products since the fourth quarter of 2011 and the intensifying market competition.

Net financing costs/income

Our net financing income was RMB83.5 million in 2011, while the net financing costs of 2010 amount to RMB95.2 million. The change was primarily attributable to an increase of RMB58.6 million in net foreign exchange gain of the Company in 2011, a decrease of RMB58.2 million in interest expenses, and an increase of RMB62.0 million in interest income as compared to the previous year.

Investment income

Our investment income was RMB0.7 million in 2011. In 2010 our investment income was RMB0.2 million. Our investment income represents gain on disposal of available-for-sale financial assets.

Earnings before income tax

Our earnings before income tax were RMB1,296.7 million in 2011, representing a decrease of RMB2,233.2 million as compared to RMB3,529.9 million in the previous year.

Income tax

Our income tax expense was RMB310.2 million in 2011, representing a decrease of RMB425.3 million from RMB735.5 million in the previous year. The change was in line with the decrease on taxable income.

In accordance with the PRC Enterprise Income Tax Law (as amended) which took effect from 1 January 2008, the income tax rate of the Company in 2011 was 25% (2010: 25%).

Net Income

Our net income was RMB986.5 million in 2011, representing a decrease of RMB1,807.9 million from RMB2,794.4 million in the previous year.

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

(i) Synthetic fibers

In 2010, the net sales of synthetic fiber products amounted to RMB3,906.6 million, representing a 38.35% increase from RMB2,823.7 million in the previous year. The weighted average price of synthetic fibers increased by 32.89% as compared to the previous year. In particular, the price of acrylic fiber, the principal product of synthetic fiber of the Company, increased by 36.57% over the previous year driven by the price increase in cotton. In addition, the total sales volume of synthetic fibers increased by 4.09% as compared to the previous year due to the fact that sales volumes of major synthetic fiber products rose to various degrees resulting from an increase of domestic market demand.

Net sales of synthetic fiber products accounted for 5.40% of our total net sales in 2010, representing a decrease of 0.60 percentage point as compared to the previous year.

(ii) Resins and plastics

The net sales of resins and plastics amounted to RMB14,900.0 million in 2010, representing an increase of 21.50% from RMB12,263.6 million in 2009. The weighted average price of resins and plastics in 2010 increased by 15.73% and the sales volume in 2010 increased by 4.99%. Among resins and plastics products, the average sales price of polyester pellet for 2010 increased by 21.13% and sales volume increased by 8.25%; the average sales price of polypropylene increased by 17.96% and sales volume increased by 2.10%. The sales of polyester pellet and polypropylene accounted for 28.35% and 28.85% of the total sales of resins and plastics respectively.

Net sales of resins and plastics accounted for 20.70% of our total net sales in 2010, representing a decrease of 5.20 percentage points as compared to the previous year.

(iii) Intermediate petrochemicals

The net sales of intermediate petrochemical products amounted to RMB17,206.4 million in 2010, representing an increase of 104.33% from RMB8,421.0 million in 2009, with the weighted average price of intermediate petrochemical products increased by 30.09% as compared to the previous year. Following the commencement of operation of the 600,000-ton/year PX aromatics complex in the second half of 2009, the production volume and sales volume of intermediate petrochemical products increased significantly with a year-on-year increase of 57.07% in sales volume. Among the intermediate petrochemical products, the weighted average prices of purified petroleum benzene and butadiene increased by 32.98% and 80.50%, respectively. The sales of purified petroleum benzene and butadiene accounted for 14.89% and 10.27% of the total sales of intermediate petrochemical products, respectively.

Net sales of intermediate petrochemical accounted for 23.90% of our total net sales in 2010, representing an increase of 6.10 percentage points as compared to the previous year.

(iv) Petroleum products

The net sales of petroleum products amounted to RMB28,733.9 million in 2010, representing an increase of 51.89% from RMB18,917.9 million in the previous year, with the weighted average product prices increased by 26.23% as compared to 2009 while sales volume increased by 20.32%. Due to the impact of a significant increase in demand from the domestic market, the market demand for diesel and gasoline increased as compared to the previous year which led to increases of 25.32% and 18.04% in the Company’s sales volume of diesel and gasoline respectively. The sales of diesel and gasoline accounted for 58.36% and 19.19% of the total sales of petroleum products respectively.

Net sales of petroleum products accounted for 39.90% of our total net sales in 2010, basically at par with the previous year.

(v) Trading of petrochemical products

The net sales of the trading petrochemical products amounted to RMB 6,565.9 million in 2010, representing an increase of 42.00% from RMB 4,624.0 million in the previous year. The increase in the net sales was mainly attributed to a significant increase in the trading volume of petrochemical products as compared to the previous year.

Net sales of the trading petrochemical products accounted for 9.10% of our total net sales in 2010, representing a decrease of 0.70 percentage point as compared to the previous year.

(vi) Others

The net sales of others amounted to RMB783.1 million in 2010, representing an increase of 165.37% as compared to RMB295.1 million in the previous year. Such increase in the net sales was mainly attributed to a significant increase in the business of crude oil processed on a sub-contract basis as compared to the previous year.

Net sales of others accounted for 1.00% of our total net sales in 2010, basically at par with the previous year.

Operating Expenses

Our operating expenses are comprised of cost of sales, selling and administrative expenses, other operating expenses and other operating income.

Our operating expenses increased by 52.52% from RMB45,325.3 million in 2009 to RMB69,132.3 million in 2010. The operating expenses of synthetic fibers, resins and plastics, intermediate petrochemicals, petroleum products, trading of petrochemical products and others amounted to RMB3,471.0 million, RMB13,908.9 million, RMB16,841.3 million, RMB27,593.6 million, RMB6,551.8 million and RMB765.7 million, representing increases of 23.42%, 21.80%, 104.63%, 52.34%, 42.46% and 405.08%, respectively, as compared to 2009.

(i) Synthetic fibers

The operating expenses of synthetic fibers in 2010 increased by RMB658.7 million as compared to the previous year, which was primarily due to increased unit prices for raw materials (e.g., acrylonitrile) for producing synthetic fibers and an increase in production volume.

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

(iv) Petroleum products

The operating expenses of petroleum products in 2010 increased by RMB9,480.6 million as compared to the previous year, primarily due to the increase in crude oil prices (which was our major production raw material) and increased processing volume, which directly led to an increase in the operating expenses of petroleum products.

(v) Trading of petrochemical products

The operating expenses of trading of petrochemical products in 2010 increased by RMB1,952.9 million as compared to the previous year, primarily due to the significant increase in the Company’s trading volume of petrochemical products as compared to the previous year.

(vi) Others

The operating expenses of others in 2010 increased by RMB614.1 million as compared to the previous year, which was primarily attributable to an increased in the cost of crude oil processed on a sub-contract basis.

•	Cost of sales

The cost of sales amounted to RMB68,317.4 million in 2010, representing a significant increase of 51.77% from RMB45,013.7 million in 2009, which was primarily due to an increase in crude oil prices in 2010 which was our major raw material and a significant increase in product sales volume. Cost of sales accounted for 94.76% of the net sales in 2010.

(i) Crude Oil

In 2010, we processed 10,520,700 tons of crude oil (including 408,900 tons of crude oil processed on a sub-contract basis), representing an increase of 1,762,900 tons as compared to 8,757,800 tons in the previous year. The volumes of imported crude oil and domestic offshore crude oil processed by us were 9,560,300 tons and 960,400 tons, respectively.

The total cost of crude oil processed by us in 2010 amounted to RMB39,694.6 million, representing a significant increase of 50.07% from RMB26,450.0 million in the previous year and accounting for 58.10% of the total cost of sales. The weighted average cost of our crude oil was RMB3,925.56 per ton, representing an increase of 29.98% as compared to the previous year. The average costs of imported crude oil and domestic offshore crude oil were RMB3,921.28 per ton and RMB3,966.34 per ton, respectively.

(ii) Other expenses

The expenses for other auxiliary raw materials were RMB14,699.0 million in 2010, representing a significant increase of 90.28% from RMB7,724.9 million in the previous year, which was primarily due to an increase in the cost of auxiliary raw materials as a result of the increase in the crude oil price, and an increase in the consumption of ancillary materials as a result of the increase in the crude oil processing volume.

•	Selling and administrative expenses

Selling and administrative expenses amounted to RMB628.8 million in 2010, representing an increase of 39.61% as compared to RMB450.4 million in the previous year, which was primarily due to an increase in the sales transportation expenses as a result of an increase in our sales volume during 2010, and an increase in agency fees with respect to product sales to Sinopec Chemical Products Sales Branch.

•	Other operating income

Other operating income amounted to RMB109.8 million in 2010, representing a decrease of 60.39% from RMB277.2 million in the previous year, which was primarily due to an income of RMB91.8 million generated from the disposal of lease prepayments on land and an income of RMB72.2 million generated from the disposal of other investment in 2009, which did not occur during 2010.

•	Other operating expenses

Other operating expenses increased from RMB138.3 million in 2009 to RMB296.0 million in 2010, representing an increase of 114.03%, which was primarily due to an increase of RMB139.7 million in our impairment losses of fixed assets during 2010 as compared to the previous year. In addition, our loss on disposal of fixed assets during 2010 increased by RMB28.6 million as compared to the previous year.

Profit from operations

Profit from operations amounted to RMB2,963.6 million in 2010, representing a significant increase of RMB943.6 million from RMB2,020.0 million in the previous year, which was primarily due to a significant increase in our operating efficiency during 2010.

Net financing costs

Our net financing costs were RMB95.2 million in 2010, representing a significant decrease of 70.35% from RMB321.1 million in previous year, which was primarily attributable to an increase of RMB157.2 million in net foreign exchange gain during 2010 period, and a decrease of RMB84.0 million in interest expense as compared to the previous year.

Investment income

Our investment income was RMB0.2 million in 2010. In 2009 our investment income was RMB222.8 million. Our investment income represents gain on disposal of available-for-sale financial assets.

Earnings before income tax

Our earnings before income tax were RMB3,529.9 million in 2010, representing an increase of RMB1,366.9 million from RMB2,163.0 million in the previous year.

Income tax

Our income tax expense was RMB735.5 million in 2010, representing an increase of RMB225.3 million from RMB510.2 million in the previous year. The change was in line with the increase on our taxable income.

In accordance with the PRC Enterprise Income Tax Law (as amended) which took effect from 1 January 2008, the income tax rate of the Company in 2010 was 25% (2009: 25%).

Net Income

Our net income was RMB2,794.4 million in 2010, representing a substantial increase of RMB1,141.6 million from RMB1,652.8 million in the previous year.

B. Liquidity and Capital Resources.

We strive to always have sufficient liquidity to meet our liabilities when due, preparing for both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Our primary sources of funding have been cash provided by our operating activities, short-term and long-term loans. Our primary uses of cash have been for cost of sales, other operating expenses and capital expenditures. We prepare monthly cash flow budgets to ensure that we will always have sufficient liquidity to meet our financial obligations as they become due. We arrange and negotiate financing with financial institutions and maintain a certain level of standby credit facilities to reduce liquidity risk. We believe that our current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet our working capital requirements and repay our short term debts and obligations when they become due. In addition, we will continue to optimize our fund raising strategy from short and long-term perspectives to take advantage of low interest rates by issuing corporate bonds or debts with low financing costs.

The following table sets forth a condensed summary of our consolidated statement of cash flows for the year ended December 31, 2010 and 2011.

	Year Ended December 31,
Cash flow data	2010	2011
	(Millions of RMB)
Net cash generated from operating activities	3,973.7	2,220.0
Net cash used in investing activities	(463.3)	(2,810.2)
Net cash (used in) / generated from financing activities	(3,535.9)	581.8
Net decrease in cash and cash equivalents	(25.5)	(8.4)

Net cash generated from operating activities

The net cash generated from operating activities amounted to RMB2,220.0 million in 2011, representing a decrease in cash inflows of RMB1,753.7 million as compared to the net cash inflows of RMB3,973.7 million in the previous year, due to the following reasons: (i) our earnings before income tax declined during 2011. Net cash inflows from earnings before income tax (net of depreciation and impairment losses of properties, plants and equipments) amounted to RMB2,931.0 million in 2011, representing a decrease of RMB2,492.3 million of cash inflows compared to net cash inflows of RMB5,423.3 million in the previous year; (ii) our increased inventory balance led to a decrease in operating cash inflow of RMB230.1 million in 2011 (as compared to an increase in operating cash inflow of RMB1,531.5 million due to decreased inventory balance at the end of the previous year); (iii) increases in the balances of debtors, bills receivable and prepayments led to a decrease in operating cash inflow of RMB1,015.4 million in 2011 (as compared to a decrease in operating cash inflow of RMB1,571.1 million as a result of an increase in such year-end balances of the previous year); and (iv) increases in the year-end net balances of amounts due to related parties led to an increase in operating cash inflow of RMB573.8 million (as compared to an increase in operating cash outflow of RMB1,881.4 million as a result of a decrease in such year-end balances of previous year).

Net cash used in investing activities

Our net cash used in investing activities increased from RMB463.3 million in 2010 to RMB2,810.2 million in 2011. This was primarily due to (i) an increase in capital expenditure of RMB2,124.4 million, and (ii) an increase in cash outflow of RMB786.8 million due to the purchase of investments and interests in associates, partially offset by an increase in cash inflow of RMB560.3 million due to dividend and interest income received in 2011.

Net cash (used in)/generated from financing activities

Our net cash generated from financing activities was RMB 581.8 million in 2011, while our net cash used in financing activities was RMB 3,535.9 million in 2010. This was primarily due to the decrease in cash outflow of RMB9,840.1 million in repayment of loans and borrowings, partially offset by (i) a decrease in cash inflow of RMB 5,249.7 million in proceeds from loans, borrowing and corporate bonds; and (ii) an increase in cash outflow in dividend paid of RMB472.7 million.

Borrowings and banking facilities

During 2010, our total borrowings decreased and our cash flow maintained sustainable growth, and our overall economic efficiency increased. Due to the substantial decrease of the Company’s net income and the increasing capital expenditure for the implementation of Phase 6 Project, the Company had to take on an increased amount of borrowings in 2011 in order to maintain the balance of cash and cash equivalents at a safe level.

Our total borrowing at the end of 2011 amounted to RMB5,672.1 million, representing an increase of RMB1,101.7 million as compared to the end of the previous year, of which short-term debts increased by RMB1,116.7 million, and long-term debts decreased by RMB15.0 million. We have generally been able to arrange short-term loans with several PRC financial institutions as necessary. The short-term debt obligations, as of December 31, 2011 and 2010 were as follows.

	Year Ended December 31,
Short-term debt instruments	2010	2011
	(Millions of RMB)
Short-term bank loans (1)	2,885.4	4,852.1
Short-term loans from a related party (2)	410.0	660.0
Short-term corporate bonds (3)	1,000.0	—
Current portion of long-term bank loans	100.0	—

	4,395.4	5,512.1

(1)	All the short-term bank loans were credit loans, which were due in 2012. We obtained a credit rating of AA- for financing loans, assessed by Centrus Business Credit Consulting Co., Ltd, a credit rating agency authorized by the People’s Bank of China. As of December 31, 2011, we had standby credit facilities of RMB 10,400.0 million (2010: RM9,300.0 million), which are effective until the end of 2012. Out of the total banking facilities granted, amounts totaling RMB1,252.4 million had been utilized as of December 31, 2011 (2010: RMB2,363.3 million). We believe that we will be able to renew these facilities when they expire based on our well-established relationships with various lenders.
(2)	We borrowed short-term loans from a subsidiary of Sinopec Group, Sinopec Finance Company Limited, on terms no less favorable to us than terms available from the other commercial banks in China. We have entered into the Comprehensive Services Framework Agreement with Sinopec Group so as to obtain financial services from Sinopec Finance Company Limited for the three years ending December 31, 2011, 2012 and 2013.
(3)	In June 2011, we repaid the RMB1,000.0 million 365-day unsecured corporate bonds which were issued to corporate investors in the PRC interbank debenture market on June 23, 2010. The bonds were issued at 100% of face value, with an effective yield of 3.27% per annum, and matured on June 23, 2011. We obtained a credit rating of AA+ for corporate bonds, assessed by Shanghai Brilliance Credit Rating & Investors Service Co., Ltd., a credit rating agency recognized by the People’s Bank of China to provide the credit rating service in China market.

Our ability to renew our short-term loans and obtain additional external financing in the future and the cost of such financing are subject to a variety of uncertainties, including:

•	the cost of financing and the condition of financial markets;

•	our future operating performance, financial condition and cash flows; and

•	potential changes in monetary policy of the Chinese government with respect to bank interest rates and lending practices.

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

In light of our good credit standing and various financing channels, we believe that we will not experience any difficulty in obtain sufficient financing for our operations.

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

Liability-to-asset ratio

As at December 31, 2011, our liability-to-asset ratio was 40.77% (2010: 37.45%). The ratio is calculated using this formula: total liabilities/total assets.

Capital expenditure

In 2011, our capital expenditures amounted to RMB3,225 million, representing an increase of 137.66% as compared RMB1,357 million in capital expenditures in 2010. Major projects include the following:

Project	Total project investment RMB million	Project progress as at December 31, 2011

The Isopentene Plant with a capacity of 10,000 tons/year	99.0	Completion and commencement of operation

The Carbon Fiber Project with a capacity of 1,500 tons/year	848.0	Under construction

The Refinery Revamping and Expansion Project	6,628.0	Under construction

The Up-grading Project for the optimization of the system and reduction in energy and feedstock consumption of the No. 2 PTA Plant	186.0	Under construction

The No. 2 and No. 3 Aromatics Complexes Energy-saving Up-grade Project	954.0	Preliminary work

The Ethanolamine Project with a capacity of 50,000 tons/year	189.0	Preliminary work

Total	8,904.0

Our capital expenditure for 2012 is estimated at approximately RMB3,200 million.

C. Research and Development, Patents and Licenses, etc.

We have a number of technology development units, including the Petrochemical Research Institute, the Plastics Research Institute, the Polyester Fiber Research Institute, the Acrylic Fiber Research Institute and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. Our research and development expenditures in 2009, 2010 and 2011 were RMB40.3 million, RMB58.2 million and RMB79.6 million, respectively, all representing approximately 0.1% of the total sales for those years.

We focused on developing new technologies and products such as propylene and butene-1 random copolymers. The special material (YGM091T), used in bimodal polyethylene piping material, obtained the PE80 rating certification. The special material (GM750E), for polypropylene infusion bottle, and the probucol random copolymer polypropylene series of products filled the gaps in the domestic market. We finished the research and development of new products such as the flame-resistant polyester chips for industrial yarn, making us the only domestic enterprise that carries out the continuous production of the flame-resistant polyester series of products. The development of NEP polyester chips (excluding heavy metal and ecological polyester chips) was completed and these products were successfully exported to the European Union. The production of new polyester staple fiber products for vortex spinning was industrialized, and the mass production of anti-pill polyacrylonitrile fiber was achieved. A total of 450,500 tons of new products were produced in 2011, with a differential rate of synthetic fiber of 58.16%, while the rate of synthetic resin new products and the use of special resin reaching 84.68%. A total of 44 patent applications were submitted and 34 patents were granted. The Company’s 7 achievements won the 2011 Annual Science and Technology Progress Award, and 9 new and high-tech achievement transformation projects received special financial supports of RMB19.75 million from the Chinese government. The No. 2 Polyester Plant of the Complex was named a “classic project” at a ceremony marking the 30th anniversary of the National Quality Project Prize.

We are not, in any material aspect, dependant on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

D. Trend Information

In 2012, the world economy will remain complex and challenging and will face increasing instability and uncertainty, characterized by the European debt crisis constraining economic recovery, the slow economic growth in the developed countries and the possibility of further slackening economic growth in the emerging economies. Hit by the European debt crisis and the decline in the global demand, China’s economy will come under pressure from the slowdown in exports. Due to the increasing instability and uncertainty of the domestic economy, the development of various sectors such as automobile and real estate slows down, which consequently results in the decline of consumption demand that serves to boost the economic growth. The relatively fast increases in costs of energy, raw materials, labor and other factors will lead to a decline in the economic growth. However, given that China’s economy is still in the important strategic period with opportunities, the considerable potential for boosting domestic demand will continue to offer much room for development.

The competitive landscape of the worldwide petrochemical industry is undergoing major changes as the industry will be greatly affected by the rise of the petrochemical industry in the Middle East, the development of the coal chemical industry, the development of the shale gas in North America and the challenges posed by energy conservation and emissions reduction requirements. In 2012, the petroleum market may become more volatile and oil prices may remain at high levels as increasing geopolitical risks intertwine with risks created by the European debt crisis concerning the global economy and demand. China’s petroleum and petrochemical industry will also come under pressure due to the slower economic growth. In the macro environment in which China is putting aggressive effort into boosting domestic demand, exploring new energy resources and developing strategic emerging industries, the demand for petrochemical products will remain high and the growing pace will sustain stable and relatively fast. However, the pressures with respect to resources, costs, energy conservation and emissions reduction will make the industry’s development prospects more challenging. The failure to fully relieve the cost pressures associated with high oil prices in the oil refining industry, the limitation on the increase of external demand and the emergence of protectionism in international trade will further intensify the competition in the chemical market.

E. Off-balance Sheet Arrangements

As of December 31, 2011, we had no contingent liabilities in respect of guarantees issued to banks in favor of our associated companies and other unlisted investments (December 31, 2010: nil). Other than our capital commitments and contingencies disclosed in Note 24 in our consolidated financial statements included in Item 17. Financial Statements, we do not have any other off-balance sheet arrangements.

F. Contractual Obligations and Commercial Commitments

The following table sets forth our obligations to make future payments under contracts effective as of December 31, 2011.

		As of December 31, 2011 Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Contractual obligations
Short-term loans	5,512,074	5,512,074	—	—	—
Long-term loans (including current portion)	160,050	—	125,000	35,050	—

Total contractual obligations	5,672,124	5,512,074	125,000	35,050	—

Estimated future interest payments
Fixed rate	39,827	24,998	10,743	4,086	—
Variable rate	75,318	75,318	—	—	—

Total estimated future interest payments	115,145	100,316	10,743	4,086	—

Other commercial commitments
Capital commitments (note)	5,525,852	3,005,000	2,520,852	—	—

Total commercial commitments	5,525,852	3,005,000	2,520,852	—	—

Note: Capital commitments refer to commitments for purchase of property, plant and equipment.

G. Other Information

Employees

Our staff costs for 2011 were RMB1,699.2 million.

As at December 31, 2011, we had 15,655 employees in total, among whom there were 8,857 production staff, 5,166 sales representatives, financial personnel and other personnel and 1,632 administrative staff. 39.06% of our employees had tertiary qualifications or above. The company has 14,405 retired employees who are under retirement insurance plans, details of which are provided under Item 6. D. Employees.

Purchase, Sale and Investment

Except as disclosed in this report, during the year ended December 31, 2011, we engaged in no material purchase or sale of our subsidiaries or associated companies or any other material investments.

Pledge of Assets

As of December 31, 2011, we have not pledged any of our property or equipment.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management.

The following table sets forth certain information concerning our directors, executive officers and members of our supervisory committee (“Supervisory Committee”). The current term for our directors, executive officers and members of our Supervisory Committee is three years, which term will end in June 2014.

Name	Age	Position
Directors
Rong Guangdao	56	Chairman of the Board of Directors
Wang Zhiqing	49	Vice Chairman of the Board of Directors and President
Wu Haijun	49	Vice Chairman of the Board of Directors
Li Honggen	55	Director and Vice President
Shi Wei	52	Director and Vice President
Ye Guohua	43	Director and Chief Financial Officer
Lei Dianwu	49	External Director
Xiang Hanyin	57	External Director
Shen Liqiang	55	Independent Director
Jin Mingda	61	Independent Director
Wang Yongshou	71	Independent Director and Director of the Remuneration and Appraisal Committee
Cai Tingji	57	Independent Director and Director of the Audit Committee
Other Executive Officers
Zhang Zhiliang	58	Vice President
Zhang Jianping	49	Vice President
Tang Chengjian	56	Vice President
Jin Qiang	46	Vice President
Zhang Jingming	54	Secretary of the Company and General Legal Counsel
Supervisory Committee
Gao Jinping	45	Chairman of the Supervisory Committee
Zuo Qiang	49	Supervisor
Li Xiaoxia	42	Supervisor
Zhai Yalin	47	External Supervisor
Wang Liqun	54	External Supervisor
Chen Xinyuan	47	Independent Supervisor
Zhou Yunnong	69	Independent Supervisor

Directors

Rong Guangdao, 56, is Chairman, Secretary of the Communist Party Committee of the Company. Mr. Rong joined the Complex in 1973 and has held various positions, including Deputy Director of the No.1 Chemical Plant and Deputy Director and Director of the Ethylene Plant. In April 1994 he was appointed Vice President of the Company, and in June 1995 he was elected Director of the Company. From October 2003 to July 2010, Mr. Rong was President of the Company. In May 2004, Mr. Rong was elected Chairman of the China Jinshan Associated Trading Corporation. From June 2004 to June 2005, Mr. Rong served as Vice Chairman of the Company. From April 2005 to July 2010, Mr. Rong served as Deputy Secretary of the Communist Party Committee. In June 2005, Mr. Rong was elected as Chairman of the Company. From November 2006 to February 2011, Mr. Rong was the Director and Vice Chairman of Secco. In August 2008, he was appointed Director and Chairman of Shanghai Chemical Industrial Park Development Company Limited. In July 2010, Mr. Rong was appointed Secretary of the Communist Party Committee. Mr. Rong has rich experience in management of large-scale petrochemical enterprise operations. In 1985, Mr. Rong graduated from the Automated Instrument Department of the Shanghai Petrochemical College for Workers and Staff Members. In 1997, he obtained an MBA from China Europe International Business School. He is a senior engineer by professional title.

Wang Zhiqing, 49, currently Vice Chairman, President and Deputy Secretary of the Communist Party Committee of the Company. Mr. Wang commenced work in 1983 and held various positions including Deputy Leader of preparatory team for the chemical fiber plant of Luoyang Petrochemical Complex, Deputy Chief Engineer of Luoyang Petrochemical Complex cum Officer-in-Charge of the preparatory team for the complex’s chemical fiber plant, and then Deputy Chief Engineer of the complex cum Director of the chemical fiber plant. From June 1999 to December 2001, Mr. Wang was Chief Engineer of Luoyang Petrochemical Complex. From February 2000 to December 2001, Mr. Wang was Vice President cum Chief Engineer of Sinopec Luoyang Company. From December 2001 to October 2006, Mr. Wang was President of Sinopec Luoyang Company. From July 2005 to May 2007, Mr. Wang was the Leader of the preparatory team for a Sinopec refinery project in Guangxi. From October 2006 to December 2008, Mr. Wang was President of Sinopec Jiujiang Company. From December 2008 to July 2010, Mr. Wang was President of Sinopec Jiujiang Company. Mr. Wang was appointed President and Deputy Secretary of the Communist Party Committee of the Company in July 2010. Mr. Wang was appointed Director and Vice Chairman of the Company in December 2010. In February 2011, Mr. Wang was appointed the Director and Chairman of the board of Secco. Mr. Wang graduated from the East China Petroleum Institute with a Bachelor of Engineering in 1983, majoring in refinery engineering, and graduated from China University of Petroleum (East China) with a Doctorate in Engineering in 2006, majoring in chemical engineering and technology. He is a senior engineer by professional title.

Wu Haijun, 49, currently Vice Chairman of the Company, Director and Vice President of Secco. Mr. Wu joined the Complex in 1984 and held various positions including Deputy Director and Director of the Company’s No.2 Chemical Plant as well as manager of the Chemical Division. He was Vice President of the Company from May 1999 to March 2006 and Director of the Company from June 2004 to June 2006. He was manager and Secretary of the Communist Party Committee of the Chemical Sales Branch Office of Sinopec Corp from December 2005 to March 2008. From December 2005 to April 2010, he was Director of the Chemical Business Department of Sinopec Corp. In April 2010, he was appointed as Director of Secco. From April 2010 to February 2011, he served as the General Manager of Secco. In June 2010, he was appointed Director and Vice Chairman of the Company. In February 2011, Mr. Wu was appointed Vice President of Secco. Mr. Wu graduated from the East China Institute of Chemical Technology in 1984, majoring in chemical engineering, and obtained a Bachelor of Engineering degree. In 1997, he obtained an MBA from the China Europe International Business School. He is a senior engineer by professional title.

Li Honggen, 55, is Executive Director and Vice President of the Company. Mr. Li joined the Complex in 1973 and has held various positions including Deputy Director of No. 1 Chemical Plant of the Complex, Deputy Director and Director of the Ethylene Plant of the Company and Deputy Manager and Manager of the Refining and Chemical Division of the Company. From August 2000 to December 2003, he served as Vice President of Shanghai Chemical Industrial Park Development Company Limited. From August 2002 to January 2006, he served as Vice President of Secco. In March 2006, he was appointed Vice President of the Company. In June 2006, he was appointed Director of the Company. In August 2008, he was concurrently appointed Director of Shanghai Chemical Industrial Park Development Company Limited. Mr. Li graduated from East China Institute of Chemical Technology majoring in engineering management and completed a post-graduate course majoring in engineering management at East China University of Science and Technology in 1998. He is an engineer by professional title.

Shi Wei, 52, is Executive Director and Vice President of the Company. Mr. Shi joined the Complex in 1982 and has held various positions including Assistant to the Manager, Deputy Manager of the Refining and Chemical Division of the Company, Manager of the Environmental Department, Secretary of the Communist Party Committee and manager of the Refining and Chemical Division of the Company. In October 2003, Mr. Shi was appointed Vice President of the Company. In June 2005, he was appointed Director of the Company. In 1982, Mr. Shi graduated from East China University of Science and Technology majoring in oil refining engineering and obtained a bachelor’s degree in engineering. Mr. Shi completed post-graduate studies in Business Management at East China University of Science and Technology in 1998. Mr. Shi is a senior engineer by professional title.

Ye Guohua, 43, is Executive Director and Chief Financial Officer of the Company. Mr. Ye joined Shanghai Gaoqiao Petrochemical Company in 1991 and has held various positions, including Deputy Chief and Chief of the Cost Accounting Section of the Finance Office, Director of the Finance Office of the Refinery Plant of Shanghai Gaoqiao Petrochemical Company and Deputy Chief Accountant and Director of the Finance Department of Sinopec Shanghai Gaoqiao Company. In October 2009, Mr. Ye was appointed Chief Financial Officer of the Company. In June 2011, he was appointed the Director of the Company. Mr. Ye graduated with a major in accounting from the Shanghai University of Finance and Economics in July 1991. He is a senior accountant by professional title.

External Directors

Lei Dianwu, 49, is Assistant to the General Manager of Sinopec Group, Vice President and Director of Development and Planning Division of Sinopec Corp. In June 2005, Mr. Lei was elected External Director of the Company. Mr. Lei has held various positions including Deputy Director of Planning Division of Yangzi Petrochemical Company, Director of the Preparation Office of the Joint Venture of Yangzi Petrochemical Company, Vice President and Manager of production division of Yangzi BASF Stylene Company Limited. He acted as Deputy Manager and Deputy Director of the Joint Venture Office at Yangzi Petrochemical Company, Director of Project Development Department of China Dong Lian Petrochemical Limited Liabilities Company, Deputy General Manager of Yangzi Petrochemical Limited Liabilities Company and Deputy Director of Development and Planning Division of Sinopec Corp. From March 2001, he assumed the current position of Director of Development and Planning Division of Sinopec Corp. From March 2009, he assumed the current position of Assistant to General Manager of Sinopec Corp. From May 2009, he assumed the position of Vice President of Sinopec Corp. Mr. Lei has rich experience in enterprise planning and investment development management. In 1984, Mr. Lei graduated from the East China Petroleum Institute with a major in basic organic chemicals and obtained a bachelor’s degree in engineering. He is a senior engineer by professional title.

Xiang Hanyin, 57, is Deputy Director of Chemical Division of Sinopec Corp. In June 2005, Mr. Xiang was elected External Director of the Company. Mr. Xiang commenced work in February 1982 and was Deputy Director of the Chemical Plant of Yizheng Chemical Fiber Company and Director of Chemical Plant of Yizheng Chemical Fiber Co., Ltd. In February 2000, he assumed the current position of Deputy Director of the Chemical Division of Sinopec Corp. Mr. Xiang has rich experience in the management of production and operation of chemical enterprises. Mr. Xiang graduated from Nanjing Chemical College with a major in basic organic chemicals and a bachelor’s degree in engineering in 1982. In 2000, he completed post-graduate studies in enterprise management at Nanjing University. He is a senior engineer by professional title.

Independent Directors

Shen Liqiang, 55, is President and Secretary of the Communist Party Committee of the Shanghai Branch of the Industrial and Commercial Bank of China (“ICBC”). Mr. Shen was appointed as the Independent Director of the Company in June 2011. Mr. Shen has been engaged in financial business since December 1976, and has held various positions, including Deputy Director and Director of the Hangzhou Business Department of the ICBC; Deputy Director of the Accounting and Cashier Department, Deputy Director and Director of the Savings Department, Director of the Personnel Department and Assistant to the President cum Director of Personnel Department of the Zhejiang Branch of the ICBC; Vice President of the Zhejiang Branch of the ICBC; Vice President cum General Manager and Secretary of the Communist Party Committee of the Banking Department of the Zhejiang Branch of the ICBC. He was Vice President and Deputy Secretary of the Communist Party Committee of the Zhejiang Branch of the ICBC from October 2005 to March 2007, and was appointed President and Secretary of the Communist Party Committee of the Hebei Branch of the ICBC from March 2007 to June 2009. He has been President and Secretary of the Communist Party Committee of the Shanghai Branch of the ICBC since June 2009. Mr. Shen has long been engaged in banking business management and has both in-depth expertise on finance theory and extensive experience in finance practice. Mr. Shen holds a Master’s Degree in Economics and is a senior accountant by professional title. His current term of office is from June 2011 to June 2014.

Jin Mingda, 61, is Chairman and Secretary of the Communist Party Committee of Shanghai Huayi (Group) Company. Mr. Jin was appointed as the Independent Director of the Company in June 2011. Mr. Jin started working in October 1968 and has held various positions, including Deputy Secretary of the Communist Party Committee, Deputy Director, Secretary of the Communist Party Committee and Director of Shanghai Power Station Auxiliary Equipment Works Co., Ltd; General Manager and Deputy Secretary of the Communist Party Committee of Shanghai Boiler Works Co., Ltd; Vice President of Shanghai Electric (Group) Corporation; Vice President of Shanghai Electric Group Co., Ltd.; and President and Secretary of the Communist Party Committee of Shanghai Mechanical & Electrical Industry Co., Ltd. He served as Director, President and Deputy Secretary of the Communist Party Committee of Shanghai Huayi (Group) Company from November 2005 to October 2007, and Chairman and Secretary of the Communist Party Committee of Shanghai Huayi (Group) Company from October 2007. He was appointed Independent Director of Shanghai Electric Power Co., Ltd in November 2009. Mr. Jin has extensive experience in business decision-making and management of conglomerates. He possesses postgraduate qualifications and is a senior economist by professional title. His current term of office is from June 2011 to June 2014.

Wang Yongshou, 71. Mr. Wang was appointed as the Independent Director of the Company in June 2011. Mr. Wang started working in September 1964 and has held various positions, including Deputy Secretary of the Communist Party Committee, Deputy Director and Director of Plastics Factory of the Complex; Chief Economist of the Complex and Deputy President of JI. He served as President of Shanghai Jinshan Industrial Investment and Development Co., Ltd. from September 1997 to November 2001. Mr. Wang has extensive experience in corporate operation and management. Mr. Wang graduated from Zhejiang Institute of Chemical Technology in September 1964, and is a senior engineer by professional title. His current term of office is from June 2011 to June 2014.

Cai Tingji, 57, is a Fellow of the Hong Kong Institute of Certified Public Accountants, a member of the Committee of the Chinese People’s Political Consultative Conference of Jing’an District, Shanghai, and Honorary Vice-Chairman of the Federation of Returned Overseas Chinese of Jing’an District, Shanghai. Mr. Cai was appointed as the Independent Director of the Company in June 2011. Mr. Cai graduated from the Department of Accounting, Hong Kong Polytechnic University in 1978. He joined KPMG in the same year and has held various positions, including Deputy Manager and Manager of the audit department of KPMG Hong Kong Office, Managing Partner of KPMG Shanghai Office, Senior Partner of KPMG Huazhen Shanghai Office as well as Senior Partner of KPMG Huazhen in Eastern and Western China. Mr. Cai retired from KPMG Huazhen in April 2010. Mr. Cai was responsible for IPO projects for a number of large Chinese domestic enterprises in China, Hong Kong or overseas, as well as for various projects for listed companies. He possesses a wealth of professional knowledge and experience. His current term of office is from June 2011 to June 2014.

Supervisory Committee

The Company has a Supervisory Committee whose primary duty is to supervise senior management of the Company that includes the Board of Directors, managers and senior officers. The function of the Supervisory Committee is to ensure that senior management of the Company act in the interests of the Company, its shareholders and employees and in compliance with PRC law. The Supervisory Committee reports to the shareholders in the general meeting. The Articles of Association provide the Supervisory Committee with the right to investigate the business and the financial affairs of the Company and to convene shareholder’s meetings from time to time. The Supervisory Committee currently comprises of seven members, three of whom are employee representatives and four of whom are external supervisors, including two independent supervisors.

Gao Jinping, 45, is Chairman of the Supervisory Committee, Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee of the Company and Chairman of the Labor Union of the Company. Mr. Gao joined the Complex in 1990 and has held various positions including Deputy Secretary of the Communist Youth League of the Company, Deputy Secretary of the Communist Party Committee of the Experimental Plant and Chemical Division of the Company and Director of the Propaganda Division of the Company. In May 2003, Mr. Gao was appointed Deputy Secretary of the Communist Party Committee of the Company and Chairman of the Labor Union of the Company. From June 2004 to June 2006, Mr. Gao served as Director of the Company. In April 2006, Mr. Gao was appointed Secretary of the Communist Party Discipline Supervisory Committee of the Company. In June 2006, Mr. Gao was appointed Supervisor and Chairman of the Supervisory Committee of the Company. Mr. Gao graduated from the Food Processing Faculty of Shanghai Aquatic Products University with a major in cooling and cold storage technology and obtained a bachelor’s degree in engineering in July 1990. In 2001, he completed his post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. He has senior professional title.

Zuo Qiang, 49, is the Supervisor, Vice Secretary of the Discipline Supervisory Committee, Director of the Supervisory Office, Director of the office of the Supervisory Committee and Secretary of the Discipline Supervisory Committee of the Headquarter of the Company. Mr. Zuo joined the Complex in 1981 and has held various positions, including archivist of the Command Division for the construction of Phase II of No. 1 Chemical Plant, Head of archives of the ethylene plant, Secretary of the Youth League Committee of the ethylene plant, Secretary of the Youth League Committee of the Refining and Chemical Division of the Complex, Secretary of the Youth League Committee of the Refining and Chemical Division, Secretary of General Branch of the Communist Party Committee of Ethylene Plant No. 1 of the Refining and Chemical Division of the Company and Deputy Director of the Supervisory Office of the Company. He was appointed Secretary of the Discipline Supervisory Committee of the Headquarter of the Company in August 2008. He has been serving as Director of the Supervisory Office of the Company since April 2011. Mr. Zuo was appointed Supervisor of the Company and the Director of the office of the Supervisory Committee in June 2011. In October 2011, he was appointed the Vice Secretary of the Discipline Supervisory Committee. Mr. Zuo graduated from the Correspondence College of the Communist Party Committee School of the Central Committee in June 1993 with a major in Party & Administrative management. He is an ideologist by professional title.

Li Xiaoxia, 42, is the Supervisor and the Vice President of the Labor Union of the Company. Ms. Lee joined the Complex in 1991 and has held various positions, including Controller of the operation zone of the marine terminal of the Company, Assistant to the Workshop Director, Deputy Workshop Director and Deputy Section Chief of Storage and Transportation Area No. 2 of the Refining and Chemical Division, Deputy Secretary of the Youth League Committee of the Company and Secretary of Chief Branch of Communist Party of the Labor Union for Staff Exchange and Relocation Centre. She was appointed Secretary of the Communist Party Committee and Deputy Manager of the Refining Division of the Company in June 2008. She was appointed Supervisor of the Company in June 2011 and Vice President of the Labor Union of the Company in December 2011. Ms. Li graduated from Liaoning University of Petroleum and Chemical Technology in August 1991 with a major in petroleum and natural gas transportation. She is a senior specialist technician by professional title.

External Supervisors

Zhai Yalin, 47, is Deputy Director of the Auditing Bureau of Sinopec Group and Deputy Director of Auditing Department of Sinopec Corp and has served as External Supervisors of the Company since June 2008. Mr. Zhai began his career in 1986 and has been successively Deputy Head of the Head Office and Director of the Auditing Department of Qianguo Refinery, Deputy Director of the General Office of Sinopec Huaxia Auditing Company, Deputy Director of the General Administrative Office of the Auditing Bureau of Sinopec Group, Director of the General Administrative Office of the Auditing Bureau of Sinopec Group, and Director of the General Administrative Office of the Auditing Bureau of Sinopec Group (Auditing Department of Sinopec Corp). Since December 2001, Mr. Zhai has been holding concurrently the positions of Deputy Director of the Auditing Bureau of Sinopec Group and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai graduated from Jilin Siping Normal College in 1986 and is a senior economist by professional title.

Wang Liqun, 54, is Deputy Chief of the Supervisory Bureau of Sinopec and Deputy Director of the Supervisory Department of Sinopec Corp. In June 2011, he was appointed the External Supervisor of our Company. Mr. Wang started working in 1976 and has held various positions, including Deputy Director of the Manager’s Office of Beijing Yanshan Petrochemical Corporation, Director of the Personnel Department, Deputy Head and Head of the Department for Cadres of Beijing Yanshan Petrochemical Co., Ltd. He served as a member of the Standing Committee of the Communist Party Committee and Chairman of the Labor Union of Beijing Yanshan Petrochemical Co., Ltd. from August 2008 to April 2010. He has been serving as Deputy Chief of the Supervisory Bureau of Sinopec and Deputy Director of the Supervisory Department of Sinopec Corp from April 2010. Mr. Wang graduated from Beijing Federation of Labor Unions University for Workers and Staff in 1984 with a major in environmental protection (Diploma), and graduated from Beijing University of Technology in 1997 with a major in business management (Bachelor). He is a senior economist by professional title.

Independent Supervisors

Chen Xinyuan, 47, is Dean, Professor and Tutor to doctoral students of the College of Accounting, Shanghai University of Finance and Economics. Mr. Chen was appointed the Independent Supervisor of the Company in June 2011. After graduation from the Accounting Faculty, Hangzhou College of Commerce in July 1985, Mr. Chen undertook post-graduate studies at the Accounting Faculty of Shanghai University of Finance and Economics and continued as a lecturer. He commenced his doctoral studies in accounting while teaching and received his doctorate in June 1994. He has been a tutor to doctoral students since December 1998. From June 2000 to June 2003, Mr. Chen was Independent Supervisor of the Company. From June 2003 to June 2011 Mr. Chen was appointed Independent Non-executive Director of the Company. Mr. Chen has also studied in West Germany for one year. He is an expert in financial reporting and accounting, given his experience in the academic aspects of accounting and notable achievements in accounting research. He is also experienced in business management.

Zhou Yunnong, 69. Mr. Zhou was appointed Independent Supervisor of the Company in June 2011. Mr. Zhou joined the Complex in October 1972 and held various positions including Deputy President of the Complex, Deputy Director of the Human Resource Department of Sinopec Group, Deputy Secretary of Communist Party Committee of the Complex, Vice President of the Company, Secretary of the Communist Party Committee of Sinopec Jinshan Industrial Company and the Governor of Jinshan District of Shanghai. From November 1999 to April 2002 he was a Senior Advisor to Shanghai Jinshan District. From June 2003 to June 2005, Mr. Zhou was Independent Supervisor of the Company. From June 2005 to June 2011, Mr. Zhou was Independent Non-executive Director of the Company. Mr. Zhou has extensive experience in business management and public administration management. Mr. Zhou graduated from East China Normal University in August 1964, majoring in radio. He is a senior engineer by professional title.

Senior Management

Zhang Zhiliang, 58, is a Vice President of the Company. Mr. Zhang joined the Complex in 1977 and held various positions including Deputy Director and Director of the No. 1 Chemical Plant of the Complex, as well as assistant manager and manager of the Company’s Refining and Chemical Division. He was Vice President of the Company from April 1997 to March 2006. He was Director of the Company from June 1997 to June 2003. He was Director of Secco from November 2002 to April 2010, and Vice President of Secco from January 2006 to November 2006. He was President of Secco from November 2006 to April 2010. In April 2010, he was appointed as a Vice President of the Company. Mr. Zhang graduated from Fudan University in 1977, majoring in high molecular chemistry. He graduated from Shanghai No. 2 Industrial University in 1999, majoring in Applied Computer Management. He is a senior cadre of professorate rank.

Zhang Jianping, 49, is a Vice President of the Company. He joined the Complex in 1987, and successively held the positions of Deputy Chief Engineer of the Aromatics Plant of the Refining and Chemical Division, Deputy Director of the Plastic Plant, Deputy Manager of Plastics Division of the Company, Director of the Petrochemical Research Institute, Director of the Production Division of the Company, Assistant to President of the Company and Director of the Production Division. In July 2004, he was appointed Vice President of our Company. Mr. Zhang graduated in 1984 from East China Institute of Chemical Technology specializing in Petroleum Refinery and received a Master’s Degree in Petroleum Processing from the same institute in 1987. He is a qualified senior engineer by professional title.

Tang Chengjian, 56, is a Vice President of our Company. He joined the Complex in 1974, and successively held the positions of Deputy Secretary of Communist Party Committee, Trade Union Director, Deputy Director of the Thermal Power Plant of the Complex, Director of Thermal Power Plant of the General Thermal Power Unit of the Company, Deputy Director and Director of the Company’s General Thermal Power Unit. He was appointed the Vice President of our Company in July 2004. Mr. Tang graduated in 1974 from Shanghai Power Technology School with a specialization in power plant steam turbines and graduated from Shanghai Power College in power plant and power systems in 1986. In 1991, he graduated from Shanghai No. 2 Industry University majoring in project management. He obtained an MBA from the China Europe International Business School in 2001. He is a senior economist by professional title.

Jin Qiang, 46, is Vice President of the Company. Mr. Jin joined Zhenhai General Petrochemical Works in 1986 and held various positions including Deputy Chief of the atmosphere and vacuum distillation unit and Deputy Chief of the heavy oil catalylic cracking plant. He then became Deputy Head and Head of the Machinery and Power Section of the Refinery Plant of Zhenhai Refining & Chemical Co., Ltd. He was appointed Deputy Director of the Utilities Department of Sinopec Zhenhai Refining & Chemical Co., Ltd (“ZRCC”) from June 2002 to April 2004, Deputy Director of the Machinery and Power Division of ZRCC from April 2004 to July 2005, Director of the Machinery and Power Division of ZRCC from July 2005 to October 2006, Director of the Machinery and Power Division of Zhenghai Refining & Chemical branch of Sinopec Corp from October 2006 to March 2007 and Deputy Chief Engineer of Zhenghai Refining & Chemical branch of Sinopec Corp from March 2007 to November 2011. Mr. Jin graduated in July 1986 from the East China Institute of Chemical Technology specializing in chemical machinery, and graduated in July 2007 from the Graduate School of Central Party School specializing in economic management. He is a senior engineer by profession title.

Zhang Jingming, 54, is the Secretary of the Board of Directors, General Legal Counsel and Director of the Strategy Office of the Company. Mr. Zhang joined the Complex in 1978 and has held various positions including Project Manager and Deputy Director of the International Department, Securities Affairs Representative in Hong Kong and Deputy Director of the Board Secretariat. In June 1999, Mr. Zhang was appointed as Secretary to the Board of Directors. From June 1999 to June 2011, he concurrently served as Director of the Board Secretariat. In June 2001, Mr. Zhang was appointed Director of Strategy Research Department of the Company. In January 2005, Mr. Zhang was appointed General Counsel of the Company. In 1987, Mr. Zhang graduated from the Shanghai International Studies University majoring in English. During the period from 1992 to 1993, he was enrolled in graduate courses for the fourth Sino-British joint MBA program at Northwestern Polytechnic University and later on, Mr. Zhang went to the University of Hull in the United Kingdom for further study to earn an MBA degree and was granted the degree by the University of Hull in the United Kingdom in July 1995. In 2002, Mr. Zhang completed his graduate courses in international economic law at East China University of Political Science and Law. Mr. Zhang is a fellow member of The Hong Kong Institute of Chartered Secretaries. He is a senior economist by professional title.

B. Compensation.

The aggregate amount of cash compensation we paid to our directors, supervisors and executive officers during the year ended December 31, 2011 was approximately RMB7.120 million. In addition, directors and supervisors who are also officers or employees receive certain other benefits-in-kind, such as subsidized or free health care services, housing and transportation, which large Chinese enterprises customarily provide to their employees. No benefits are payable to members of the board or the Supervisory Committee or the executive officers upon termination of their relationship with us.

The following table sets forth the compensation on an individual basis for our directors, supervisors and executive officers who received compensation from us in 2011.

Name	Position with the Company	Remuneration in 2011
		(RMB’000) (before tax)
Rong Guangdao	Chairman of the Board of Directors	660
Wang Zhiqing	Vice Chairman of the Board of Directors and President	601
Wu Haijun	Vice Chairman of the Board of Directors	—
Li Honggen	Director and Vice President	571
Shi Wei	Director and Vice President	581
Ye Guohua	Director and Chief Financial Officer	559
Lei Dianwu	External Director	—
Xiang Hanyin	External Director	—
Shen Liqiang	Independent Director	—
Jin Mingda	Independent Director	75
Wang Yongshou	Independent Director and Director of the Remuneration and Appraisal Committee	75
Cai Tingji	Independent Director and Director of the Audit Committee	75
Gao Jinping	Chairman of the Supervisory Committee	559
Zuo Qiang	Supervisor	116
Li Xiaoxia	Supervisor	132
Zhai Yalin	External Supervisor	—
Wang Liqun	External Supervisor	—
Chen Xinyuan (1)	Independent Supervisor and Former Independent Director	75
Zhou Yunnong (1)	Independent Supervisor and Former Independent Director	75
Zhang Zhiliang	Vice President	516
Zhang Jianping	Vice President	560
Tang Chengjian	Vice President	560
Jin Qiang	Vice President	54
Zhang Jingming	Company Secretary and General Legal Counsel	404
Dai Jinbao (2)	Former Director	255
Sun Chiping (3)	Former Independent Director	75
Jiang Zhiquan (4)	Former Independent Director	75
Zhang Chenghua (5)	Former Supervisor	249
Wang Yanjun (6)	Former Supervisor	218

Note (1): Chen Xinyuan and Zhou Yunnong received compensation as independent director of the Company in the first half of 2011 but no longer serves that position as the date of this annual report.

Note (2): Dai Jinbao received compensation as director in 2011 but no longer serves that position as the date of this annual report.

Note (3): Sun Chiping received compensation as independent director of the Company in 2011 but no longer serves that position as the date of this annual report.

Note (4): Jiang Zhiquan received compensation as independent director of the Company in 2011 but no longer serves that position as the date of this annual report.

Note (5): Zhang Chenghua received compensation as supervisor of the Company in 2011 but no longer serves that position as the date of this annual report.

Note (6): Wang Yanjun received compensation as supervisor of the Company in 2011 but no longer serves that position as the date of this annual report.

C. Board Practices.

Board of Directors

Our board of directors consists of twelve members. Our directors are elected at meetings of our shareholders, and, unless they resign at an earlier date, are deceased or removed, will serve three-year terms. The directors shall be eligible for reelection upon expiry of their terms of office, however, the combined tenure of an independent director may not exceed a total of six years. The term of our current board of directors will expire in 2014. None of our directors have entered into any service contracts with us or any of our subsidiaries providing for benefits upon termination of appointment or employment (with the exception of compensation required by Chinese labor law).

Supervisory Committee

The Supervisory Committee is responsible for ensuring that our directors and senior officers act in the interests of our company or those of our shareholders or employees and that they do not abuse their positions and powers. The Supervisory Committee has no power to overturn the decisions or actions of our directors or officers and may only recommend that they correct any acts that are harmful to our interests or the interests of our shareholders or employees. The Supervisory Committee is currently composed of seven members appointed for a three year term. The term of the current members will expire in June 2014. Supervisory Committee members have the right to attend meetings of our board of directors, inspect our financial affairs and perform other supervisory functions.

Audit Committee

Pursuant to Paragraph 14 of the Code of Best Practices set out in Appendix 14 of the Rules Governing the Listing of Securities on The HKSE, we formed an audit committee on June 15, 1999 which consists of three directors. The current members are Cai Tingji, Shen Liqiang and Wang Yongshou according to the Resolutions of the First Meeting of the Seventh Session of the Board of Directors. The principal duty of the audit committee is to review and supervise our financial reporting process and internal controls. The members of the audit committee will hold office for the same term as their directorships which will expire in 2014.

Remuneration Committee

We formed a remuneration committee on December 25, 2001 which consists of three directors. The current members are Wang Yongshou, Jing Mingda and Ye Guohua according to the Resolutions of the First Meeting of the Seventh Session of the Board of Directors. The key responsibility of the Remuneration Committee is to formulate and review the remuneration policy and plan for the directors and executive officers, formulate the standards for evaluation of the directors and executive officers and conduct such evaluations.

Summary Corporate Governance Differences

There are significant differences between our corporate governance practices and those of U.S. issuers listed on the NYSE. Pursuant to Section 303A.11 of the NYSE listing Manual, we have disclosed certain of these differences on our website at www.spc.com.cn/enspc/spc/newsroomlook.php?Did=1650&cid=69dD1ev=5.

D. Employees.

As of December 31, 2011, we had 15,655 employees.

The following table shows the approximate number of employees we had at the end of our last three years by the principal business function they performed:

	December 31,
	2009	2010	2011
Management	1,354	1,332	1,632
Engineers, technicians and factory personnel	9,396	9,023	8,857
Accounting, marketing and other	6,381	6,014	5,166

Total	17,131	16,369	15,655

Approximately 39.06% of our work force are graduates with a tertiary degree or higher. In addition, we offer our employees opportunities for education and training based upon our development and the individual performance of each employee.

A system of labor contracts has been adopted in our company. The contract system imposes discipline, provides incentives to adopt better work habits and gives us greater management control over our work force. We believe that by linking remuneration to productivity, the contract system has also improved employee morale. As of December 31, 2011, almost all of the work force was employed pursuant to labor contracts which specify the employee’s position, responsibilities, remuneration and grounds for termination. The contracts generally have short terms of one to five years and may be renewed with the agreement of both parties. The remaining personnel are employed for an indefinite term.

We have a labor union that protects employees’ rights, aims to assist in the fulfillment of our economic objectives, encourages employee participation in management decisions and assists in mediating disputes between us and union members. We have not been subject to any strikes or other labor disturbances which have interfered with our operations, and we believe that our relations with our employees are good. In 2011, we were awarded the title of “Exemplary Enterprises Maintaining a Harmonious Relationship with Employees”.

Total remuneration of our employees includes salary and bonuses. Employees also receive certain benefits in terms of housing, education and health services that we subsidize, and other miscellaneous subsidies. In 2011, we incurred RMB1,699.2 million in employment costs.

In compliance with Shanghai regulations, we and our employees participate in a defined contribution government pension scheme under which all employees upon retirement are entitled to receive pensions. In order to protect and properly enhance the living level of retired employees and improve the middle and long term incentive system, the company established an enterprise annuity plan. According to the plan, to the extent that the employees volunteer for the related payments, such employees are entitled to participate in the enterprise annuity plan. We will make payments to match the payments made by the employees after giving considerations to our profitability, the employee’s work responsibilities, contributions, and treatments post retirement based on the principle of universal benefits. The company has 14,405 retired employees under the above retirement insurance plans.

In addition to the pension benefits, pursuant to the relevant laws and regulations of the PRC, we and our employees participate in defined social security contributions for employees, such as a housing fund, basic medical insurance, supplementary medical insurance, unemployment insurance, injury insurance and maternity insurance.

E. Share Ownership.

The following table shows the ownership interests of our Directors, Supervisors and senior officers in our shares as of March 31, 2012. All shares indicated are A shares and are directly owned by the relevant persons. In each case, they represent less than 1% of the outstanding A shares. No change in shareholdings occurred. Except as disclosed below, none of the Directors, Supervisors or senior officers or their affiliates had any other beneficial interest in our issued share capital as of March 31, 2012.

Name	Position	Shares held at March 31, 2012
Rong Guangdao	Chairman	3,600

Wang Zhiqing	Vice Chairman and President	0

Wu Haijun	Vice Chairman	0

Li Honggen	Director and Vice President	0

Shi Wei	Director and Vice President	0

Ye Guohua	Director and Chief Financial Officer	0

Lei Dianwu	External Director	0

Xiang Hanyin	External Director	0

Shen Liqiang	Independent Director	0

Jin Mingda	Independent Director	0

Wang Yongshou	Independent Director and Director of the Remuneration and Appraisal Committee	3,600

Cai Tingji	Independent Director and Director of the Audit Committee	0

Gao Jinping	Chairman of Supervisory Committee	0

Zuo Qiang	Supervisor	0

Li Xiaoxia	Supervisor	0

Zhai Yalin	External Supervisor	0

Wang Liqun	External Supervisor	0

Chen Xinyuan	Independent Supervisor	0

Zhou Yunnong	Independent Supervisor	0

Zhang Zhiliang	Vice President	0

Zhang Jianping	Vice President	0

Tang Chengjian	Vice President	0

Jin Qiang	Vice President	0

Zhang Jingming	Company Secretary and General Legal Counsel	0

We have no employee share purchase plan, share option plan or other arrangement to involve employees in our share capital.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders.

Sinopec Corp owns 55.56% of our share capital and is able to exercise all the rights of a controlling shareholder, including the election of directors and voting on amendments to our Articles of Association.

The table below sets forth information regarding ownership of our capital stock as of March 31, 2012 by (i) all persons who we know own more than five percent of our capital stock and (ii) our officers and directors as a group. We are not aware that any such shareholder have voting rights different from those of our other shareholders.

Title of Class	Identity of Person or Group	Number of Shares Held	Percent of Total Share Capital
Domestic Shares	China Petroleum & Chemical Corporation (1)	4,000,000,000	55.56%
H Shares	HKSCC nominees Ltd.	2,294,284,101	98.47%
A Shares	Directors and Officers	7,200	less than 1%

(1).	This company is controlled by Sinopec Group which is itself controlled by the Chinese government.

As of March 31, 2012, a total of 2,330,000,000 H Shares were outstanding. A total of 720,000,000 circulating A Shares were outstanding on March 31, 2012.

As of March 31, 2012, a total of 2,005,367 ADSs were registered in the name of The Bank of New York Mellon, the depositary under our ADS deposit agreement. The Bank of New York Mellon has advised us that, as of March 31, 2012, 2,005,367 ADSs, representing the equivalent of 200,536,700 H Shares, were held of record by 91 and 2 other registered shareholders domiciles in and outside of the United States. We have no further information as to our shares held, or beneficially owned, by U.S. persons.

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

B. Related Party Transactions.

Intercompany service agreements and business-related dealings

During 2011, pursuant to the Mutual Product Supply and Sales Service Framework Agreement entered into by the Company and Sinopec Corp, we purchased raw materials from, and sold petroleum products and petrochemicals as well as leased properties to, Sinopec Corp and its associates, and Sinopec Corp and its associates acted as sales agents for our petrochemical products. Under the Comprehensive Services Framework Agreement entered into by the Company and Sinopec Group, we accepted construction and installation, engineering design, insurance agency and financial services relating to the petrochemical industry provided by Sinopec Group and its associates. The relevant connected transactions were conducted in accordance with the terms of the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement. As the Mutual Product Supply and Sales Service Framework Agreement and the Comprehensive Services Framework Agreement were set to expire on December 31, 2010, we renewed these agreements with Sinopec Corp and Sinopec Group respectively upon approval and authorization at the 2010 Extraordinary General Meeting held on December 28, 2010. At the 2010 Extraordinary General Meeting, our shareholders also approved certain caps on the annual transaction values of certain ongoing continuing connected transactions for the years ending December 31, 2011, December 31, 2012 and December 31, 2013. The transaction amounts of the relevant connected transactions in 2011 did not exceed such caps.

The purchases by us of crude oil and related materials from, and sales of petroleum products by us to, Sinopec Corp and its associates were conducted in accordance with the State’s relevant policy and applicable State tariffs or State guidance prices. As long as the State does not lift its control over purchases of crude oil, sales of petroleum products and pricing thereof, such connected transactions will continue to occur. We sell petrochemicals to Sinopec Corp and its associates and Sinopec Corp and its associates act as agents for the sales of petrochemicals in order to reduce our inventories, expand their trading, distribution and sales networks and improve our bargaining power with our customers. We lease part of the properties to Sinopec Corp and its associates in consideration of their good financial background and credit standing. We accept construction and installation, engineering design, insurance agency and financial services relating to the petrochemical industry from Sinopec Group and its associates in order to secure steady and reliable services at reasonable prices.

The prices of the continuing connected (i.e., related-party) transactions conducted between the Company and Sinopec Group, Sinopec Corp and its associates are determined by the parties involved after consultation pursuant to (1) the fixed price of the state; or (2) the guiding price of the state; or (3) market prices, and the conclusion of agreements for the connected transactions are in compliance with the needs of the Company’s production and operation. Therefore the above continuing connected transactions do not cause a material impact on the Company’s independence.

Unit: RMB in millions

Type of major transactions	Major related parties	Amount	Percentage of total amount of the type of transaction
			(%)
Income from sales of products and services income	Sinopec Huadong Sales Company Limited	36,585.8	38.29
	Other Sinopec Corp’s associates	15,680.1	16.39

	Subtotal from Sinopec Corp and its associates Non-Sinopec Corp’s associates	52,265.9 1,016.8	54.68 1.05
Purchases	China International United Petroleum & Chemical Co., Ltd	31,569.9	39.95
	Other Sinopec Corp’s associates	15,537.0	19.66

	Subtotal from Sinopec Corp and its associates Non-Sinopec Corp’s associates	47,106.9 701.9	59.61 0.89
Sales commission	Sinopec Corp Chemical Products Sales Branch	195.6	100.00
Insurance premiums for petrochemical industry	Sinopec Group and its subsidiaries	115.9	79.37
Construction and installation cost	Sinopec Group and its subsidiaries	286.0	38.17

Other related party transactions

We transferred to Sinopec Corp an 81.97% equity interest owned by our wholly owned subsidiary Shanghai Petrochemical Investment Development Company Limited in Shanghai Jin Hua Industrial Company Limited for a consideration of RMB61,600,400. The relevant transfer agreement was entered into on February 8, 2006. The transaction generated a gain of RMB24,307,946 in 2006. The pricing principle was determined on the basis of a valuation report prepared by a qualified asset valuation company independent of the Company and Sinopec Corp and upon arm’s length negotiations between the parties. On the asset disposal date, the book value of the assets was RMB37,292,454, while the appraised value of the assets was RMB53,600,422 as at March 31, 2005.

We entered into equity transfer agreements with Sinopec Finance Company Limited to transfer our respective equity interests in China Everbright Bank and Bank of Shanghai to Sinopec Finance Company Limited. The considerations for the China Everbright Bank transfer and Bank of Shanghai transfer were RMB66,993,800 and RMB14,729,600, respectively. The relevant transfer agreements were entered into on December 7, 2006. As at the asset appraisal date, the book value of the equity interests held by the respective parties in China Everbright Bank and Bank of Shanghai totaled RMB55,449,641. The increase in the fair value of those equity interests of RMB26,228,500 as a result of the above transaction was recognized in the reserve, net of deferred tax, in 2006. The transaction prices were determined by way of a bidding process on the China Beijing Equity Exchange. The transfer of equity interest in China Everbright Bank was completed in April 2007. The transfer of equity interest in Bank of Shanghai was completed in July 2007.

We signed an agreement on December 30, 2005 to transfer our 2% equity interest in Sinopec Finance Company Limited to Sinopec Corp for a purchase price of RMB82,000,000. In accordance with the payment terms of the agreement, we were paid the consideration on February 28, 2006.

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

Equity joint venture

Late in 2001, we established Secco, a Sino-foreign equity joint venture, together with BP and Sinopec Corp. We own a 20% interest in Secco, while BP and Sinopec Corp own 50% and 30% interests in Secco, respectively. Secco was established to build and operate a 900,000 ton Rated Capacity ethylene petrochemical manufacturing facility to manufacture and market ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatics and by-products; provide related after-sales services and technical advice with respect to such petrochemical products and by products; and engage in polymers application development. Secco completed construction in 2005. Secco’s total registered capital is U.S.$901,440,964, of which we provided the Renminbi equivalent of U.S.$180,287,952.

HKSE connected transactions rules

We are required by HKSE listing rules to obtain advance shareholder approval for certain transactions with related parties such as Sinopec Group, Sinopec Corp, or its associates. We comply with such HKSE listing rules by obtaining advance shareholder approval at least every three years for the renewal of our framework agreements (e.g., the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement) with Sinopec Corp and Sinopec Group for setting maximum aggregated annual values spent on the supply of products and services under these agreements. The independent non-executive directors will need to confirm each year, upon reviewing our continuing connected transaction, that these transactions are conducted in the ordinary and usual course of our business, on normal commercial terms and in accordance with the terms of these agreements.

C. Interests of Experts and Counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

Please see Item 17. Financial Statements for our audited consolidated financial statements filed as part of this annual report.

Export Sales

In 2011, export sales accounted for RMB384.51 million (U.S.$61.09 million) or 0.43% of our total net sales.

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

Dividend Policy

Our board of directors may propose dividend distributions subject to the approval of the shareholders. The Articles of Association also provide that, the aggregate profits distributed in cash in the recent three years shall not be less than 30% of the average distributable profits per year realized within the same period. Shareholders receive dividends in proportion to their shareholdings.

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

B. Significant Changes.

No significant change has occurred since the date of the financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING.

A. Offer and Listing Details

Set forth below is certain market information relating to our H Shares, ADSs and A Shares for the periods indicated.

		The Stock Exchange of Hong Kong		The New York Stock Exchange		The Shanghai Stock Exchange
		High	Low	High	Low	High	Low
2007		7.38	3.26	102.77	31.37	22.49	6.05
2008		4.88	1.10	61.88	14.50	13.64	3.58
2009		4.13	1.61	52.09	20.75	12.48	5.06
2010		4.11	2.58	52.27	33.13	11.11	7.16
2011		4.98	2.45	63.05	32.24	10.89	5.80
2010

	First Quarter	3.35	2.58	43.14	33.17	11.11	9.46
	Second Quarter	3.18	2.61	40.71	33.13	10.14	7.16
	Third Quarter	3.35	2.83	42.93	36.28	9.68	7.34
	Fourth Quarter	4.11	3.20	52.27	41.21	9.48	8.03

2011

	First Quarter	4.98	3.62	63.05	47.01	9.58	7.74
	Second Quarter	4.14	3.13	51.80	40.53	10.89	8.09
	Third Quarter	3.55	2.45	45.24	32.24	9.06	6.96
	Fourth Quarter	3.22	2.51	43.00	32.36	7.44	5.80
2012

	First Quarter	3.20	2.61	41.43	34.62	6.72	5.72

Most Recent Six Months
	October 2011	3.17	2.55	43.00	32.36	7.35	6.51
	November 2011	3.22	2.59	41.16	33.24	7.44	6.66
	December 2011	2.84	2.51	36.70	32.39	6.94	5.80
	January 2012	3.04	2.61	39.26	34.62	6.28	5.72
	February 2012	3.20	2.74	41.43	36.24	6.53	5.97
	March 2012	3.05	2.76	39.07	35.60	6.72	5.75

B. Plan of Distribution

Not applicable.

C. Markets

The principal trading market for our H Shares is the HKSE. The ADSs, each representing 100 H Shares, have been issued by The Bank of New York Mellon as a depositary under a Deposit Agreement with us and are listed on the NYSE under the symbol “SHI.” We have also listed our A Shares on the Shanghai Stock Exchange. Prior to our initial public offering on July 26, 1993 and subsequent listings on the HKSE and NYSE, there was no market for our H Shares or the ADSs. Public trading in our A Shares commenced on November 8, 1993.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issuer

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

Dividends

Upon approval by ordinary resolution at a shareholders’ meeting, our Board of Directors may propose dividend distribution at any time. The Articles of Association permits dividends issued in the form of cash or shares. Special resolution of the shareholders’ general meeting is required for dividends issued in the form of shares.

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

Shareholders at meetings have the power, among other things, to decide on our operational policies and investment plans, to approve or reject our proposed annual budget, approve our profit distribution plans, an increase or decrease in share capital, the issuance of debentures, our merger or liquidation and any amendment to our Articles of Association. Shareholders also have the right to review any proposals by a shareholder owning 3% or more of our shares.

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

More than one third of our directors of board must be independent from our shareholders and not hold any office with us (each, “Independent Director”). At least one Independent Director must be an accounting professional and all Independent Directors must possess a basic knowledge of the operations of a listed company and be familiar with relevant laws and rules and have at least five years working experience in law, economics or other area required for the fulfillment of responsibilities as an Independent Director. Independent Directors may not serve for terms exceeding six years. In addition, there are specific persons who are disqualified from acting as Independent Director. These include:

•	immediate family members of persons who work for us or our associated entities;

•	persons or their immediate family who hold one percent or more of our shares or are among our ten largest shareholders;

•	any persons that satisfied the foregoing conditions within the past one year;

•	persons providing financial, legal, consultation or other services to us or our associated entities;

•	persons who already serve as Independent Director for five other listed companies; and

•	anyone identified by the CSRC as unsuitable for serving as an Independent Director.

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

Our Board of Directors or Supervisory Committee may nominate candidates for our Board of Directors and Supervisory Committee. In addition, shareholders holding one percent or more of our shares have the right to nominate candidates for Independent Director or Independent Supervisor and shareholders holding three percent or more of our shares have the right to nominate other candidates for Director or Supervisor. For candidates for Director, the nominator and candidates will be responsible for providing truthful and complete information about the candidate for disclosure. Candidates for Independent Director must publicly declare that there does not exist any relationship between himself and us that may influence his independent, objective judgment. The CSRC may veto any candidate for Independent Director.

Any material connected transactions are subject to prior approval by our Independent Directors. Connected transactions are those defined by the HKSE and by Chinese rules and regulations, but would generally include transactions with any of the following:

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

•

verify financial reports, accounting reports, business reports, profit distribution plans and other financial information proposed to be tabled at the shareholders’ general meeting, and entrust registered accountants and practising accountants to re-review such documents upon its discovery of any problems;

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

C. Material Contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. Information on the Company or elsewhere in this annual report on Form 20-F.

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

The Renminbi currently is not a freely convertible currency. The SAFE, under supervision of the People’s Bank of China (“PBOC”) controls the conversion of Renminbi into foreign currency. Although Chinese governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of SAFE and other relevant authorities. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures.

On July 21, 2005, the Chinese government changed its policy of pegging the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since the adoption of this new policy, the value of the Renminbi has fluctuated daily within a narrow band, but overall has appreciated against the US dollar. Nevertheless, the Chinese government continues to receive significant international pressure to further liberalize its currency policy which could result in a further and more significant appreciation in the value of the Renminbi against the US dollar.

While the impact of the foregoing developments is not entirely clear, it appears that the trend in the Chinese government’s foreign exchange policy is toward easier convertibility of the Renminbi.

The holders of the ADSs will receive the HK dollar dividend payments in U.S. Dollars at conversion rates related to market rates and subject to fees as set forth in our Deposit Agreement with The Bank of New York Mellon, as Depositary. The HK dollar is currently linked to and trades within a narrow band against the US dollar at a rate that does not deviate significantly from HK$7.80 = U.S.$1.00. The Hong Kong government has stated its intention to maintain such link, although there can be no guarantee that such link will be maintained.

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

Tax on Dividends

For an Individual Investor

According to the Individual Income Tax Law of the People’s Republic of China, as amended on December 29, 2007 (the “Individual Income Tax Law”) dividends paid by Chinese companies to individual investors are subject to Chinese withholding tax at a flat rate of 20%. As for a foreign individual investor that neither has a domicile nor resides in China, or that has no domicile and has resided in China for no more than one year, the dividends received by such an investor in China are generally subject to a withholding tax at a flat rate of 20% under the individual income tax law, subject to exemption or reduction by an applicable income tax treaty. According to the State Administration of Taxation’s tax treatments with regard to the dividends of H shares paid by onshore non-foreign invested enterprises listed in HKEx, we will withhold and pay the individual income tax at the tax rate of 10% for individual shareholders who are residents of Hong Kong, Macau, or countries which have entered into tax treaties with mainland China, which provide for a 10% dividends tax rate, and we will temporarily withhold and pay the individual income tax at the tax rate of 10% for individual shareholders who are residents of countries which have entered into tax treaties with mainland China, which provide for a less than 10% dividends tax rate. Shareholders of H Shares may directly or through our Company apply to the in-charge tax authority for the preferential treatments provided by the relevant tax treaties. Upon the approval by the in-charge tax authority, the excessive amount being paid will be refunded. For individual shareholders who are residents of countries which have entered into tax treaties with mainland China providing for a more than 10% but less than 20% dividends tax rate, we will withhold and pay the individual income tax at the specific tax rate required therein. We will withhold and pay the individual income tax at the dividends tax rate of 20% for individual shareholders who are residents of countries which have not entered into any forms of tax treaties with mainland China or in circumstances other than above described.

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

Capital Gains Tax

For an Individual Investor

So far as we are aware, in practice, capital gains derived by a foreign individual investor from the sale of overseas-listed shares are temporarily exempted from individual income tax.

For a Corporation

According to the Enterprise Income Tax Law and its implementation rules, a non-resident enterprise is subject to a 10% withholding tax for capital gains derived from the disposal of overseas-listed shares unless such payment is exempted or deducted pursuant to applicable double taxation treaties or otherwise. According to the Circular issued by the State Administration of Taxation on Issues regarding Income Tax Payable by Foreign Invested Enterprises, Foreign Enterprises and Individuals for Capital Gains Derived from the Disposal of Shares (Equity Interests) and Dividends (Guoshuifa [1993] No. 45), capital gains derived by a non-resident enterprise from the disposal of overseas-listed shares are temporarily exempted from withholding tax in China. However, this circular has been revoked in 2011. Therefore, technically, PRC withholding tax should be applied to non-resident enterprises on capital gains derived from the disposal of overseas-listed shares unless it is tax exempted under the applicable double tax treaty. So far as we are aware, practically, there is no consistent enforcement of the collection of such withholding tax in China at current stage. However, we are aware of cases where the PRC tax authorities try to levy PRC withholding tax when they became aware of the disposal of the overseas-listed shares that the profits from the disposal of shares are derived from China.

Tax Treaties

China has an income tax treaty with the United States that currently limits the rate of Chinese withholding tax to 10% for dividends paid to individuals and corporations that qualify for treaty benefits. However, this treaty does not offer reduced tax rates for capital gains.

However, If certain conditions under the double tax treaty are satisfied (e.g., the shareholding in H-shares is less than 25% and the H-share company is not ‘land rich’), the capital gains may be exempted from the 10% PRC withholding tax.

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

U.S. Taxation

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of H Shares or ADSs. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences described below.

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

TAXATION OF U.S. HOLDERS

The discussion in “Distributions on H Shares or ADSs” and “Dispositions of H Shares or ADSs” below assumes that we will not be treated as a PFIC for U.S. federal income tax purposes. For a discussion of the rules that apply if we are treated as a PFIC, see the discussion in “Passive Foreign Investment Company” below.

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

Qualified Dividend Income. With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), for taxable years beginning before January 1, 2013, dividends that are treated as qualified dividend income (“QDI”) are taxable at a maximum tax rate of 15%. Among other requirements, dividends generally will be treated as QDI if either (i) our H Shares or ADSs are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and which is determined to be satisfactory by the U.S. Treasury. It is expected that our ADSs will be “readily tradable” as a result of being listed on the NYSE.

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

If you have held the H Shares or ADSs for more than one year at the time of disposition, such capital gain or loss will be long- term capital gain or loss. Preferential tax rates for long-term capital gain (currently, with a maximum rate of 15% for taxable years beginning before January 1, 2013) will apply to non-corporate U.S. Holders. If you have held the H Shares or ADSs for one year or less, such capital gain or loss will be short-term capital gain or loss taxable as ordinary income at your marginal income tax rate. The deductibility of capital losses is subject to limitations.

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

Since the H Shares are listed on a foreign exchange (i.e., the HKSE Limited) and the IRS has yet to identify specific foreign exchanges that are qualified for this purpose, there can be no assurances that the H Shares will be marketable stock and will be regularly traded. As for the ADSs, they will be “marketable stock” as long as they remain listed on the NYSE and are regularly traded. There can be no assurances, however, that the ADSs will be treated, or continue to be treated, as regularly traded.

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

3.8% Medicare tax on “net investment income”

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

Information reporting regarding PFICs and specified foreign financial assets

Under legislation enacted on March 18, 2010, commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA,” if we were a PFIC, each U.S. Holder would be required to file an annual report containing such information as the IRS may require, unless otherwise provided by the IRS. Before the enactment of this legislation, a U.S. shareholder of a PFIC was only required to file such an annual report if the shareholder recognized gain on a direct or indirect disposition of PFIC stock, received certain direct or indirect distributions from the PFIC, or was making certain elections with respect to the PFIC. In Notice 2011-55, the IRS advised that, until it develops further guidance regarding the PFIC reporting obligation under FATCA, U.S. holders that would not otherwise have been required to file an annual report under the reporting rules prior to March 18, 2010, will not be required to file an annual report as a result of FATCA for taxable years beginning on or after March 18, 2010.

U.S. Holders that are individuals will be subject to reporting obligations with respect to their H Shares or ADSs if they do not hold their H Shares in an account maintained by a financial institution and the aggregate value of their H Shares or ADSs and certain other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a U.S. Holder is required to disclose its H Shares or ADSs under these rules and fails to do so.

In the event a U.S. Holder does not file the information reports described above relating to ownership of a PFIC or disclosure of specified foreign financial assets, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related tax year will not close before such report is filed.

If you are a U.S. Holder, you are urged to consult with your own tax advisor regarding the application of the PFIC and specified foreign financial assets information reporting requirements and related statute of limitations tolling provisions with respect to our common shares.

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

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31 of each year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short- swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Sensitivity

We are subject to risk resulting from fluctuations in interest rates. Our debts are fixed and variable rate bank and other loans, with original maturities ranging from 1 to 13 years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. We have no program of interest rate hedging activities and did not engage in any such activities in 2011 or 2010.

The following table provides information, by maturity date, regarding our interest rate sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of December 31, 2011 and 2010.

	As of December 31, 2011
	2012	2013	2014	2015	2016	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—
In RMB	889,500	125,000	—	—	35,050	1,049,550	1,048,221
Average interest rate(1)	5.54%	5.36%	—	—	6.89%	5.56%	—
Variable rate bank and other loans
In U.S. Dollars	4,622,574	—	—	—	—	4,622,574	4,622,574
Average interest rate(1)	2.33%	—	—	—	—	2.33%	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

	As of December 31, 2010
	2011	2012	2013	2014	2015	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—
In RMB	1,866,000	—	175,000	—	—	2,041,000	2,039,777
Average interest rate(1)	4.00%	—	5.36%	—	—	4.12%	—
Variable rate bank and other loans
In U.S. Dollars	2,529,438	—	—	—	—	2,529,438	2,529,438
Average interest rate(1)	1.92%	—	—	—	—	1.92%	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

Exchange Rate Sensitivity

We are also exposed to foreign currency exchange rate risk as a result of our foreign currency denominated short-term debt, long-term debt and, to a limited extent, cash and cash equivalents denominated in foreign currencies. The following table provides information, by maturity date, regarding our foreign currency exchange rate sensitive financial instruments, which consist of cash and cash equivalents, short-term and long-term debt obligations as of December 31, 2011 and 2010.

	As of December 31, 2011
	2012	2013	2014	2015	2016	Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments
Cash and cash equivalents:
In Hong Kong Dollars	669	—	—	—	—	—	669	669
In U.S. Dollars	1,471	—	—	—	—	—	1,471	1,471
In Euro	—	—	—	—	—	—	—	—
In Japanese Yen	—	—	—	—	—	—	—	—
In Swiss Frank	923	—	—	—	—	—	923	923
Debt:
Fixed rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—
Variable rate bank and other loans in U.S. Dollars	4,622,574	—	—	—	—	—	4,622,574	4,622,574
Average interest rate (1)	2.33%	—	—	—	—	—	2.33%	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices

	As of December 31, 2010
	2011	2012	2013	2014	2015	Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments
Cash and cash equivalents:
In Hong Kong Dollars	11,719	—	—	—	—	—	11,719	11,719
In U.S. Dollars	449	—	—	—	—	—	449	449
In Euro	—	—	—	—	—	—	—	—
In Japanese Yen	—	—	—	—	—	—	—	—
In Swiss Frank	830	—	—	—	—	—	830	830
Debt:		—	—	—	—	—		—
Fixed rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate (1)	—	—	—	—	—	—	—	—
Variable rate bank and other loans in U.S. Dollars	2,529,438	—	—	—	—	—	2,529,438	2,529,438
Average interest rate (1)	1.92%	—	—	—	—	—	1.92%	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

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

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance and withdrawal of ADSs, including issuances resulting from a distribution of shares or rights or other property

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by The Bank of New York Mellon to ADS registered holders

A fee of $.05 (or less) per ADS (or portion thereof)	Any cash distribution made pursuant to the Deposit Agreement

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of The Bank of New York Mellon	Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement); Converting foreign currency to U.S. Dollars

Taxes and other governmental charges The Bank of New York Mellon or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by The Bank of New York Mellon or its agents for servicing the deposited securities	As necessary

12D.4 Fees and Other Payments Made by The Bank of New York Mellon

From January 1, 2011 through March 31, 2012, a total of U.S.$230,713.76 was paid by The Bank of New York Mellon on our behalf for our ADSs program. Specifically, the following fees were paid on our behalf: U.S.$166,905.24 for standard out-of-pocket maintenance costs for the ADSs program (primarily consisting of expenses related to our Annual General Meeting), and U.S.$ 63,808.52 for investor relations services from third party vendors.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

On May 11, 2011, we entered into an Amended and Restated Deposit Agreement with The Bank of New York Mellon, as Depositary (the “ Restated Deposit Agreement”), and updated the form of American Depositary Receipt (the “ADR”) evidencing the ADSs issued under the terms of the Restated Deposit Agreement. The Restated Deposit Agreement restates our original Deposit Agreement with The Bank of New York (the predecessor of The Bank of New York Mellon), dated as of July 23, 1993 (as amended, the “1993 Deposit Agreement”), in its entirety.

We and The Bank of New York Mellon entered into the Restated Deposit Agreement to modify the ADSs voting process and to bring our arrangements with The Bank of New York Mellon in line with the current customary market practice regarding depositary arrangements.

By the Restated Deposit Agreement, subject to the Depositary’s obligation to notice the owner of ADSs any meeting of holders of our shares or other deposited securities, and subject further to certain exceptions as provided therein, to the extent that no instructions are received by the Depositary from an owner of ADSs on or before the date established by the Depositary, the Depositary may deem instructions by the owner of the ADS have been given to give a discretionary proxy to a person designated by us to exercise voting rights in the meeting of holders of our shares or other deposited securities.

In addition, the Restated Deposit Agreement amends the 1993 Deposit Agreement, among other things, to (i) provide the American Depositary Shares may be uncertificated securities or certificated securities evidenced by ADRs, and (ii) change the fees and charges of the Depositary, see Item 12D.3 Fees and Charges that a holder of our ADSs May Have to Pay.

The foregoing descriptions of the Restated Deposit Agreement and the ADR do not purport to be complete and are qualified in their entirety by reference to the complete Restated Deposit Agreement and ADR which are incorporated herein by reference to Exhibit 2 and the forms filed on Form F-6 (File number 033-65616) on May 4, 2011.

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

Our management is accountable for establishing and maintaining effective internal control over financial reporting (as defined in Rules 13a-15(f) of the Securities Exchange Act of 1934). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting based upon the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2011. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011 based on these criteria.

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

C. Report of Independent Registered Public Accounting Firm.

The Board of Directors and Shareholders of

Sinopec Shanghai Petrochemical Company Limited:

We have audited Sinopec Shanghai Petrochemical Company Limited’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sinopec Shanghai Petrochemical Company Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Sinopec Shanghai Petrochemical Company Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sinopec Shanghai Petrochemical Company Limited and subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated March 29, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

March 29, 2012

D. Changes in internal control over financial reporting.

For the year ended December 31, 2011, there have been no significant changes to our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

We currently have an audit committee financial expert, Cai Tingji, serving on our audit committee and he is an independent director as defined in 17 CFR 240.10A-3.

ITEM 16B.	CODE OF ETHICS

We have not adopted a code of ethics as defined by the applicable U.S. securities regulations that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions since it is not a customary practice for a PRC company to adopt such code of ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the fees charged by KPMG, our principal accountant, for certain services rendered to us during 2010 and 2011.

	For the year ended December 31,
	(in thousands of RMB)
	2010	2011
Audit fees (1)	8,300	8,500
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All other fees (4)	—	—

Total	8,300	8,500

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services rendered by our principal auditors for the audit of our financial information.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by the our principal accountant, other than the services reported under audit fees, audit-related fees and tax fees.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

We have not been granted an exemption from the applicable listing standards for the audit committee of our board of directors.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

Set forth below is a summary of the significant differences between the corporate governance rules of the NYSE and those of the People’s Republic of China for listed companies:

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

The written charter of the audit committee must specify that the purpose of the audit committee is to assist the board oversight of the integrity of financial statements, the company’s compliance with legal and regulatory requirements, qualifications and independence of independent auditors, the performance of the listed company’s internal audit function and independent auditors.

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

The purpose, authority and responsibilities of the audit committee are similar to those stipulated by the NYSE rules, but according to customary practices in China, the Company is not required to make an annual performance evaluation of the audit committee, and the audit committee is not required to prepare an audit report to be included in the Company’s annual proxy statement. The board of directors of the Company has established an audit committee that satisfies Rule 10A-3 under the Securities Exchange Act of 1934, as amended and relevant domestic requirements. The audit committee has a written charter.

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

The Company has complied with the above mentioned rules.

Code of Ethics for Directors, Officers and Employees	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	There is no such requirement for a code for ethics in China. As the directors and officers of the Company have all signed a Director Service Agreement, however, they are bound by their fiduciary duties to the Company. In addition, the directors and officers must perform their legal duties in accordance with the Company Law of the PRC, relevant requirements of CSRC and Mandatory Provisions to the Charter of Companies Listed Overseas.

	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards and he or she must promptly notify the NYSE in writing of any non-compliance with any applicable provisions of Section 303A.	No similar requirements.

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

See pages F-1 to F-73.

ITEM 18.	FINANCIAL STATEMENTS.

We have elected to provide the financial statements and related information specified in Item 17 in lieu of the information called for by this Item 18.

ITEM 19.	EXHIBITS

No.	Exhibit

1.1	Translation of the amended and restated Articles of Association of Sinopec Shanghai Petrochemical Company Limited (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (File No. 001-12158) filed with the Commission on June 27, 2011.

2.	Amended and Restated Deposit Agreement between Sinopec Shanghai Petrochemical Company Limited and The Bank of New York Mellon dated May 11, 2011.

4.1	Translation of the Product Supply and Sales Services Framework Agreement between Sinopec Shanghai Petrochemical Company Limited and China Petroleum & Chemical Corporation (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F (File No. 001-12158) filed with the Commission on June 27, 2011.

4.2	Translation of the Comprehensive Services Framework Agreement between Sinopec Shanghai Petrochemical Company Limited and China Petrochemical Corporation (incorporated by reference to Exhibit 4.2 of our annual report on Form 20-F (File No. 001-12158) filed with the Commission on June 27, 2011.

8	A list of subsidiaries of Sinopec Shanghai Petrochemical Company Limited.

12.1	Certification of President Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of President Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 30, 2012	/s/ RONG GUANGDAO
Rong Guangdao, Chairman

Sinopec Shanghai Petrochemical Company Limited

Index

Years Ended December 31, 2009, 2010 and 2011

Consolidated Financial Statements of Sinopec Shanghai Petrochemical Company Limited

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Sinopec Shanghai Petrochemical Company Limited:

We have audited the accompanying consolidated balance sheets of Sinopec Shanghai Petrochemical Company Limited and subsidiaries (the “Group”) as of December 31, 2010 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sinopec Shanghai Petrochemical Company Limited and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 3 to the consolidated financial statements, the Group changed its method of accounting for lease prepayments during the year ended December 31, 2011 due to the adoption of the Amendments to International Financial Reporting Standard 1, First-time Adoption of International Financial Reporting Standards. This change in accounting policy was applied retrospectively.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sinopec Shanghai Petrochemical Company Limited’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 29, 2012 expressed an unqualified opinion on the effectiveness of Sinopec Shanghai Petrochemical Company Limited’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

March 29, 2012

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2010 and 2011

(Amounts in thousands)

		December 31,
		2010	2011
	Note	Renminbi	Renminbi
		(Restated)*

Assets
Current assets:
Cash and cash equivalents		100,110	91,346
Inventories	13	5,352,301	5,582,425
Amounts due from related parties	14, 26(c)	776,234	639,286
Trade debtors, net	14	74,193	121,936
Bills receivable	14	1,993,273	2,988,010
Other debtors and prepayments	15	235,730	242,811

Total current assets		8,531,841	9,665,814

Non-current assets:
Property, plant and equipment, net	16(a)	13,570,559	12,501,980
Investment property	17	465,805	452,555
Construction in progress	18	1,139,239	3,852,692
Lease prepayments and other assets		874,192	825,250
Interest in associates and jointly controlled entities	19	3,316,290	2,901,305
Deferred tax assets	9(b)	799,609	519,269

Total non-current assets		20,165,694	21,053,051

Total assets		28,697,535	30,718,865

*	See note 3.

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2010 and 2011

(Amounts in thousands)

			December 31,
			2010	2011
	Note		Renminbi	Renminbi
			(Restated)*

Liabilities and Shareholders’ Equity
Current liabilities:
Loans and borrowings	20		4,395,438	5,512,074
Amounts due to related parties	26	(c)	1,800,991	2,242,868
Trade creditors			2,376,452	3,126,495
Bills payable			41,034	15,688
Other creditors			1,943,327	1,352,367
Income tax payable			15,983	22,340

Total current liabilities			10,573,225	12,271,832

Non-current liabilities:
Loans and borrowings	20		175,000	160,050
Deferred income	21		—	91,319

Total non-current liabilities			175,000	251,369

Total liabilities			10,748,225	12,523,201

Shareholders’ equity:
Share capital	22		7,200,000	7,200,000
Reserves	23		10,489,457	10,725,563

Total equity attributable to equity shareholders of the Company			17,689,457	17,925,563

Non-controlling interests			259,853	270,101

Total equity			17,949,310	18,195,664

Total liabilities and shareholders’ equity			28,697,535	30,718,865

*	See note 3.

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Income

For the years ended December 31, 2009, 2010 and 2011

(Amounts in thousands, except per share data)

			Years ended December 31,
			2009	2010	2011
	Note		Renminbi	Renminbi	Renminbi
			(Restated)*	(Restated)*

Sales			51,657,929	77,520,699	95,518,856
Less: Sales taxes and surcharges			(4,312,665)	(5,424,817)	(6,009,203)

Net sales			47,345,264	72,095,882	89,509,653
Cost of sales	4		(45,013,694)	(68,317,413)	(87,881,160)

Gross profit			2,331,570	3,778,469	1,628,493

Selling and administrative expenses			(450,432)	(628,761)	(675,771)

			1,881,138	3,149,708	952,722

Other operating income	5		277,169	109,842	164,286
Other operating expenses	6		(138,329)	(295,956)	(57,184)

Profit from operations			2,019,978	2,963,594	1,059,824

Financing income			19,405	178,462	299,036
Financing expenses			(340,554)	(273,681)	(215,494)

Net financing (costs)/income	7		(321,149)	(95,219)	83,542

Investment income	8		222,810	215	685

Share of profit of associates and jointly controlled entities			241,372	661,288	152,655

Earnings before income tax			2,163,011	3,529,878	1,296,706

Income tax	9	(a)	(510,175)	(735,497)	(310,184)

Net income			1,652,836	2,794,381	986,522

Attributable to:
Equity shareholders of the Company			1,588,365	2,769,023	956,106
Non-controlling interests			64,471	25,358	30,416

Net income			1,652,836	2,794,381	986,522

Earnings per share	10

Basic			RMB 0.22	RMB 0.38	RMB 0.13

Diluted			RMB 0.22	RMB 0.38	RMB 0.13

*	See note 3.

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2009, 2010 and 2011

(Amounts in thousands, except per share data)

		Years ended December 31,
		2009	2010	2011
	Note	Renminbi	Renminbi	Renminbi
		(Restated)*	(Restated)*

Net income		1,652,836	2,794,381	986,522

Other comprehensive income for the year (after tax and reclassification adjustments)

Available-for-sale financial assets: net movement in the fair value reserve	12	(82,903)	—	—

Total comprehensive income for the year		1,569,933	2,794,381	986,522

Attributable to
Equity shareholders of the Company		1,505,462	2,769,023	956,106
Non-controlling interests		64,471	25,358	30,416

Total comprehensive income for the year		1,569,933	2,794,381	986,522

*	See note 3.

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2009, 2010 and 2011

(Amounts in thousands)

	Attributable to equity shareholders of the Company
	Note	Share capital Renminbi	Share premium Renminbi	Reserves Renminbi	Retained earnings Renminbi	Total Renminbi	Non-controlling interests Renminbi	Total Equity Renminbi

Balance at January 1, 2009, as previously reported		7,200,000	2,420,841	4,704,887	(828,795)	13,496,933	264,353	13,761,286
Impact of change in accounting policy	3	—	—	148,604	(14,565)	134,039	—	134,039

Restated balance at January 1, 2009		7,200,000	2,420,841	4,853,491	(843,360)	13,630,972	264,353	13,895,325

Changes in equity for 2009:
Net income for the year, as restated		—	—	—	1,588,365	1,588,365	64,471	1,652,836
Other comprehensive income		—	—	(82,903)	—	(82,903)	—	(82,903)

Total comprehensive income for the year, as restated		—	—	(82,903)	1,588,365	1,505,462	64,471	1,569,933

Appropriation of profits		—	—	35,358	(35,358)	—	—	—
Dividends paid by subsidiaries to non-controlling shareholders		—	—	—	—	—	(34,539)	(34,539)

Restated balance at December 31, 2009		7,200,000	2,420,841	4,805,946	709,647	15,136,434	294,285	15,430,719

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2009, 2010 and 2011

(Amounts in thousands)

	Attributable to equity shareholders of the Company
	Note		Share capital Renminbi	Share premium Renminbi	Reserves Renminbi	Retained earnings Renminbi	Total Renminbi	Non-controlling interests Renminbi	Total Equity Renminbi

Restated balance at January 1, 2010			7,200,000	2,420,841	4,805,946	709,647	15,136,434	294,285	15,430,719

Changes in equity for 2010:
Net income for the year, as restated			—	—	—	2,769,023	2,769,023	25,358	2,794,381
Other comprehensive income			—	—	—	—	—	—	—

Total comprehensive income for the year, as restated			—	—	—	2,769,023	2,769,023	25,358	2,794,381

Dividends approved in respect of the previous year	11	(b)	—	—	—	(216,000)	(216,000)	—	(216,000)
Appropriation of profits	23		—	—	279,548	(279,548)	—	—	—
Dividends paid by subsidiaries to non-controlling shareholders			—	—	—	—	—	(59,790)	(59,790)

Restated balance at December 31, 2010			7,200,000	2,420,841	5,085,494	2,983,122	17,689,457	259,853	17,949,310

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2009, 2010 and 2011

(Amounts in thousands)

	Attributable to equity shareholders of the Company
	Note		Share capital Renminbi	Share premium Renminbi	Reserves Renminbi	Retained earnings Renminbi	Total Renminbi	Non-controlling interests Renminbi	Total Equity Renminbi

Balance at January 1, 2011			7,200,000	2,420,841	5,085,494	2,983,122	17,689,457	259,853	17,949,310

Changes in equity for 2011:
Net income for the year			—	—	—	956,106	956,106	30,416	986,522
Other comprehensive income			—	—	—	—	—	—	—

Total comprehensive income for the year			—	—	—	956,106	956,106	30,416	986,522

Dividends approved in respect of the previous year	11	(b)	—	—	—	(720,000)	(720,000)	—	(720,000)
Appropriation of profits	23		—	—	70,456	(70,456)	—	—	—
Appropriation of safety production fund	23		—	—	21,777	(21,777)	—	—	—
Dividends paid by subsidiaries to non-controlling shareholders			—	—	—	—	—	(20,168)	(20,168)

Balance at December 31, 2011			7,200,000	2,420,841	5,177,727	3,126,995	17,925,563	270,101	18,195,664

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2009, 2010 and 2011

(Amounts in thousands)

			Years ended December 31,
	Note		2009	2010	2011
			Renminbi	Renminbi	Renminbi

Net cash generated from operating activities	(a	)	3,346,890	3,973,719	2,219,994

Cash flows from investing activities:

Interest income received			19,405	37,375	99,345
Dividend income received			116,713	89,817	588,118
Proceeds from disposal of property, plant and equipment and other long-term assets			139,666	66,347	70,344
Proceeds from disposal of investments			506,144	700,000	700,000
Capital expenditure			(2,120,292)	(1,356,845)	(3,481,235)
Purchase of investments and interests in associates			(837,008)	—	(786,751)

Net cash used in investing activities			(2,175,372)	(463,306)	(2,810,179)

Cash flows from financing activities:

Proceeds from loans and borrowings			29,211,434	39,355,780	35,106,127
Proceeds from issuance of corporate bonds			1,000,000	1,000,000	—
Repayment of loans and borrowings			(31,849,620)	(42,631,344)	(32,791,261)
Redemption of corporate bonds			—	(1,000,000)	(1,000,000)
Dividends paid to equity shareholders of the Company			(559)	(200,510)	(712,891)
Dividends paid by subsidiaries to non-controlling shareholders			(34,539)	(59,790)	(20,168)

Net cash (used in) / generated from financing activities			(1,673,284)	(3,535,864)	581,807

Net decrease in cash and cash equivalents			(501,766)	(25,451)	(8,378)
Cash and cash equivalents at the beginning of the year			627,685	125,917	100,110
Effect of exchange rate fluctuations on cash held			(2)	(356)	(386)

Cash and cash equivalents at the end of the year			125,917	100,110	91,346

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to the Consolidated Statements of Cash Flows

For the years ended December 31, 2009, 2010 and 2011

(Amounts in thousands)

(a)	Reconciliation of earnings before income tax to net cash generated from operating activities

	Years ended December 31,
	2009	2010	2011
	Renminbi	Renminbi	Renminbi
	(Restated)*	(Restated)*

Earnings before income tax	2,163,011	3,529,878	1,296,706
Interest income	(19,405)	(37,375)	(99,345)
Income from unlisted investments	(72,215)	—	—
Share of profit of associates and jointly controlled entities	(241,372)	(661,288)	(152,655)
Gain on disposal of available-for-sale financial assets	(222,810)	(215)	(685)
Interest expense	313,989	273,681	215,494
Depreciation of property, plant and equipment	1,635,518	1,641,961	1,610,450
Depreciation of investment property	13,261	13,256	13,250
Impairment losses on property, plant and equipment	98,486	238,200	10,552
Amortization of lease prepayments	19,609	19,573	18,401
Write-down of inventories	58,040	11,921	109,666
Unrealized exchange gain	(47)	(29,845)	(50,480)
(Gain)/loss on disposal of property, plant and equipment and other long-term assets, net	(107,988)	34,635	18,006
(Increase)/ decrease in gross inventories	(2,449,659)	1,519,612	(339,790)
Decrease/ (increase) in debtors, net, bills receivable and prepayments	202,876	(1,571,121)	(1,015,449)
Increase in trade creditors, other creditors and bills payable	993,976	1,161,697	205,695
Increase / (decrease) in balances with related parties	1,362,376	(1,881,447)	573,783
Increase in deferred income	—	—	91,319

Cash generated from operating activities	3,747,646	4,263,123	2,504,918

Interest paid	(356,652)	(270,113)	(261,437)
Income tax paid	(52,539)	(19,291)	(23,487)
Income tax refunded	8,435	—	—

Net cash generated from operating activities	3,346,890	3,973,719	2,219,994

*	See note 3.

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

The Company’s former controlling shareholder, China Petrochemical Corporation (“CPC”) completed its reorganization on February 25, 2000 in which its interests in the Company were transferred to its subsidiary, China Petroleum & Chemical Corporation (“Sinopec Corp”). In connection with the reorganization, CPC transferred the ownership of its 4,000,000,000 of the Company’s state owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp. On October 12, 2000, the Company changed its name to Sinopec Shanghai Petrochemical Company Limited.

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

These financial statements have been approved by the Board of Directors on March 29, 2012.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

1. ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PREPARATION (continued)

At December 31, 2011, the following list contains the particulars of subsidiaries, all of which are limited companies established and operating in the PRC, which principally affected the results and assets of the Group.

Company	Registered Capital	Percentage of equity held by the Company	Percentage of equity held by subsidiaries	Principal activities
		%	%

Shanghai Petrochemical Investment Development Company Limited	RMB1,000,000	100	—	Investment management

China Jinshan Associated Trading Corporation	RMB25,000	67.33	—	Import and export of petrochemical products and equipment

Shanghai Jinchang Engineering Plastics Company Limited	US$9,154	—	74.25	Production of polypropylene compound products

Shanghai Golden Phillips Petrochemical Company Limited	US$50,000	—	60	Production of polyethylene products

Zhejiang Jin Yong Acrylic Fibre Company Limited	RMB250,000	75	—	Production of acrylic fibre products

Shanghai Golden Conti Petrochemical Company Limited	RMB545,776	—	100	Production of petrochemical products

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

Judgments made by management in the application of IFRS that have significant effect on the financial statements and major sources of estimation uncertainty are disclosed in note 28.

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

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at their proportionate share of the subsidiary’s net identifiable assets.

Non-controlling interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statements of income and the consolidated statements of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in accordance with notes 2(j) or 2(k) depending on the nature of the liability.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see note 2(b)) or, when appropriate, the cost on initial recognition of an investment in an associate or jointly controlled entity (see note 2(a) (ii)).

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

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method. Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (see note 2(t)). Any acquisition-date excess over cost, the Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognized in the consolidated statements of income, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognized in the consolidated statements of comprehensive income. For the periods presented, no adjustments have been made (or are necessary) to conform the associate’s or jointly controlled entity’s accounting policies to those of the Group as there are no material differences between the accounting policies adopted by the associate and the jointly controlled entity and the Group.

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

When the Group ceases to have significant influence over an associate or joint control over a jointly controlled entity, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see note 2(b)) or, when appropriate, the cost on initial recognition of an investment in an associate (see note 2(a) (ii)).

(b)	Other investments

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

(c)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (see note 2(t)).

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

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (continued)

(c)	Property, plant and equipment (continued)

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. The depreciation method, useful life and the residual value of an asset are reviewed annually.

(d)	Investment property

Investment properties are properties which are owned or held under a leasehold interest either to earn rental income and / or for capital appreciation.

Investment properties are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(t)). Depreciation is provided over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values. Estimated useful life of the investment property is 40 years.

(e)	Lease prepayments and other assets

Lease prepayments and other assets mainly represent prepayments for land use rights and catalysts used in production. The assets are carried at cost less accumulated amortization and impairment losses (see note 2(t)). Lease prepayments and other assets are written off on a straight-line basis over the respective periods of the rights and the estimated useful lives of the catalysts.

(f)	Construction in progress

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost less government grants that compensate the Group for the cost of construction, and impairment losses (see note 2(t)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the period of construction.

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

(h)	Trade receivables, bills and other receivables

Trade receivables, bills and other receivables are initially recognized at fair value and thereafter stated at amortized cost using the effective interest method less allowance for impairment of doubtful debts (see note 2(t)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of doubtful debts.

Trade receivables, bills and other receivables are derecognized if the Group’s contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial assets to another party without retaining control or substantially all risks and rewards of the assets.

(i)	Derivative financial instruments

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

Cash and cash equivalents comprise cash at bank and on hand and time deposits with banks and other financial institutions with an initial term of three months or less at acquisition. Cash equivalents are stated at cost, which approximates fair value.

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

(p)	Net financing (costs)/income

Net financing (costs)/income comprise interest payable on borrowings calculated using the effective interest rate method, interest income on bank deposits, gains and losses in fair value change of derivative financial instruments, foreign exchange gains and losses and bank charges.

Interest income from bank deposits is recognized in profit or loss as it accrues using the effective interest method.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (continued)

(p)	Net financing (costs)/income (continued)

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

The contributions payable under the Group’s retirement plans are charged to the profit or loss on an accrual basis according to the contribution determined by the plans. Further information is set out in note 25.

Termination benefits are recorded as employee reduction expenses in the profit or loss, and are recognized when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (continued)

(t)	Impairment loss

(i)	Trade accounts receivable, bills and other receivables and investments in equity securities other than investments in associates and jointly controlled entities, that do not have a quoted market price in an active market are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognized.

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

For investments in associates and jointly controlled entities recognized using the equity method (note 2(a)(ii)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with note 2(t)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with note 2(t)(ii).

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (continued)

(t)	Impairment loss (continued)

(ii)	Impairment of other long-lived assets is accounted for as follows:

The carrying amounts of other long-lived assets, including property, plant and equipment, construction in progress, lease prepayment and other assets, are reviewed at each balance sheet date to identify indications that the asset may be impaired. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount.

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

(x)	Related parties

(i)	A person, or a close member of that person’s family, is related to the Group if that person:

(1)	has control or joint control over the Group;

(2)	has significant influence over the Group; or

(3)	is a member of the key management personnel of the Group or the Group’s parent.

(ii)	An entity is related to the Group if any of the following conditions applies:

(1)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(2)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(3)	Both entities are joint ventures of the same third party.

(4)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(5)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(6)	The entity is controlled or jointly controlled by a person identified in (i).

(7)	A person identified in (i)(1) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (continued)

(y)	Segment reporting

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

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

3 CHANGES IN ACCOUNTING POLICIES

The IASB has issued a number of amendments to International Financial Reporting Standards (“IFRSs”) and one new Interpretation that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s financial statements:

•	IAS 24 (revised 2009), Related party disclosures

•	Improvements to IFRSs (2010)

IAS 24 (revised 2009), Related party disclosures, simplifies the definition of “related party” and removes inconsistencies, which emphasizes a symmetrical view of related party transactions. The revised standard also provides limited relief from disclosure of information by government-related entities in respect of transactions with the government to which the Group is related, or transactions with other entities related to the same government. The adoption of IAS 24 (revised 2009) have had no material impact on the Group’s financial statements.

In the Improvements to IFRSs (2010) omnibus standard, the IASB extended the scope of paragraph D8 of IFRS 1, First-time adoption of IFRSs, for the use of the deemed cost exemption for an event-driven fair value. Under the amended standard, an entity is permitted to take as deemed cost the fair value of some or all of its assets and liabilities, when these fair values were determined under previous GAAP at one particular date because of a specific event which occurred during the period covered by its first financial statements prepared under IFRSs. Previously, IFRS 1 only permitted such valuations to be used as deemed cost if the event occurred before the date of the entity’s transition to IFRSs (being the start of the earliest comparative period included in the first set of IFRS financial statements).

The Group’s first financial statements prepared under IFRSs were for the year ended December 31, 1992, with the start of the earliest comparative period being January 1, 1990. During that period and pursuant to applicable laws and regulations of the PRC, the Group’s financial statements prepared under Accounting Standards for Business Enterprises and other relevant rules and regulations (collectively “PRC GAAP”) included leasehold land use rights at deemed cost based on the valuation performed by an independent valuer as of January 1, 1993. As this valuation was performed as of a date later than the date of transition to IFRSs, the Group was not permitted to adopt these valuations as deemed cost for the purposes of its IFRS financial statements and instead adopted the IFRS policy that leasehold land use rights be measured at historical cost and therefore, the related revaluation gains arising from the revaluation in 1993 as mentioned above were not recognized. The Group has chosen to adopt the amendments to IFRS 1 by making retrospective adjustments in order to eliminate the aforementioned differences between the Group’s financial statements under IFRSs and those under PRC GAAP. Specifically, the Group has retrospectively adjusted the amounts reported for previous periods in its IFRS financial statements to reflect the recognition of the leasehold land use rights at their deemed cost based on the valuation performed by the independent valuer as of January 1, 1993, with consequential adjustments for amortization charged in subsequent periods.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

3 CHANGES IN ACCOUNTING POLICIES (continued)

The adjustments made to each of the line items reported for previous periods and the effect of the changes on the current period, as reported in these financial statements, are set out below:

Items in the consolidated balance sheets

	January 1, 2009	January 1, 2010	January 1, 2011
	Increase /(decrease)	Increase /(decrease)	Increase /(decrease)
Lease prepayments and other assets	163,756	160,258	156,760
Deferred tax assets	(29,717)	(28,842)	(27,967)
Total equity attributable to equity shareholders of the Company	134,039	131,416	128,793

Items in the consolidated statements of income
	2009	2010	2011
	Increase /(decrease)	Increase /(decrease)	Increase /(decrease)
Cost of sales	3,498	3,498	3,498
Income tax	(875)	(875)	(875)
Net income	(2,623)	(2,623)	(2,623)
Net income attributable to equity shareholders of the Company	(2,623)	(2,623)	(2,623)
Basic and diluted earnings per share (RMB)	—	—	—

There is no material impact on the Group’s financial position as a result of the change in accounting policy as mentioned above. Therefore, an additional consolidated balance sheet and related notes are not presented as at the beginning of the earliest comparative period in these consolidated financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (Note 30).

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

4. COST OF SALES

Cost of sales represents:

	Years ended December 31,
	2009	2010	2011
	(Restated)*	(Restated)*

Costs of raw materials
-crude oil	26,450,043	39,694,617	53,521,866
-other ancillary materials	7,724,881	14,699,011	14,846,848
Depreciation of property, plant and equipment	1,632,086	1,640,877	1,609,656
Depreciation of investment property	13,261	13,256	13,250
Repairs and maintenance	1,044,863	1,016,530	1,093,339
Research and development	40,293	58,242	79,573
Employees’ pension costs
-municipal retirement scheme costs	185,445	209,133	221,573
-supplementary retirement scheme costs	46,974	52,974	54,002
Staff costs	1,204,098	1,404,129	1,662,559
Amortization of lease prepayments	19,609	19,573	18,401
Fuel and power	1,608,493	2,197,707	2,683,934
Costs of merchandise	4,541,875	6,502,085	11,480,908
Others	501,773	809,279	595,251

	45,013,694	68,317,413	87,881,160

*	See note 3.

5. OTHER OPERATING INCOME

Other operating income represents:

	Years ended December 31,
	2009	2010	2011

Income from rendering of services	33,565	30,826	40,634
Gain on disposal of property, plant and equipment	24,674	2,425	3,119
Gain on disposal of lease prepayments	91,802	—	—
Gain on disposal of unlisted investments	72,215	—	—
Rental income from investment property	31,233	39,662	41,758
Government grants	15,310	27,211	66,965
Others	8,370	9,718	11,810

	277,169	109,842	164,286

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

6. OTHER OPERATING EXPENSES

Other operating expenses represent:

	Years ended December 31,
	2009	2010	2011

Loss on disposal of property, plant and equipment	8,488	37,060	21,125
Employee reduction expenses (note a)	12,518	3,646	9,758
Impairment losses on property, plant and equipment (note 16(c))	98,486	238,200	10,552
Others	18,837	17,050	15,749

	138,329	295,956	57,184

Note(a):

In accordance with the Group’s voluntary employee reduction plan, the Group recognized employee reduction expenses of RMB 9,758 in respect of the voluntary resignation of approximately 135 employees (83 employees in 2010 and 238 employees in 2009) during the year ended December 31, 2011 (2010: RMB 3,646; 2009: RMB 12,518).

7. NET FINANCING (COSTS)/ INCOME

Net financing (costs)/income represent:

	Years ended December 31,
	2009	2010	2011

Interest income	19,405	37,375	99,345
Net foreign exchange gain	—	141,087	199,691

Financing income	19,405	178,462	299,036

Net foreign exchange loss	(16,142)	—	—
Net loss in fair value change of derivative financial instruments	(10,423)	—	—
Interest on loans and borrowings	(358,474)	(274,511)	(246,326)
Less: borrowing costs capitalized as construction in progress*	44,485	830	30,832

Financing expenses	(340,554)	(273,681)	(215,494)

Net financing (costs)/income	(321,149)	(95,219)	83,542

*	The borrowing costs during 2011 have been capitalized at a rate of 2.75%-4.86% per annum (2010: 2.00%-3.25%; 2009: 2.12%-5.04%) for construction in progress.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

8. INVESTMENT INCOME

Investment income represents the gain on disposal of available-for-sale financial assets of RMB 685 during the year ended December 31, 2011 (2010: RMB 215; 2009: RMB 222,810).

9. INCOME TAX

(a)	Taxation in the consolidated statements of income represents:

	Years ended December 31,
	2009	2010	2011
	(Restated)*	(Restated)*

Current tax
- Provision for PRC income tax for the year	58,410	22,523	30,280
- Under/ (over)-provision in respect of prior years	843	3,453	(436)
Deferred taxation	450,922	709,521	280,340

Total income tax expense	510,175	735,497	310,184

A reconciliation of the expected income tax expense calculated at the applicable tax rate with the actual income tax expense is as follows:

	Years ended December 31,
	2009	2010	2011
	(Restated)*	(Restated)*

Earnings before income tax	2,163,011	3,529,878	1,296,706

Expected PRC income tax expense at the statutory tax rate of 25%
(2010: 25%; 2009: 25%)	540,752	882,469	324,177
Tax effect of non-deductible expenses	5,932	6,240	22,604
Tax effect of non-taxable income	(472)	(225)	(3,957)
Under/ (over)-provision in prior years	843	3,453	(436)
Tax effect of share of profit recognized under the equity method	(60,343)	(165,322)	(38,164)
Tax effect of unused tax losses not recognized	26,823	12,324	10,582
Tax effect of unrecognized deferred tax assets	18,755	—	—
Utilization of unrecognized deferred tax assets	(17,176)	—	—
Others	(4,939)	(3,442)	(4,622)

Actual income tax expense	510,175	735,497	310,184

The Group did not carry out business overseas and therefore does not incur overseas income taxes.

* See note 3.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

9. INCOME TAX (continued)

(b)	Deferred taxation:

(i)	Deferred tax assets and deferred tax liabilities are attributable to items detailed in the tables below:

	Assets		Liabilities		Net balance
	December 31,		December 31,		December 31,
	2010	2011	2010	2011	2010	2011
	(Restated)*				(Restated)*

Current
Provisions	21,539	42,123	—	—	21,539	42,123
Non-current
Provisions for impairment losses	139,379	112,297	—	—	139,379	112,297
Capitalization of borrowing costs	—	—	(23,448)	(20,395)	(23,448)	(20,395)
Tax losses carry forward	651,529	374,186	—	—	651,529	374,186
Others	10,610	11,058	—	—	10,610	11,058

Deferred tax assets / (liabilities)	823,057	539,664	(23,448)	(20,395)	799,609	519,269

(ii)	Movements in deferred tax assets and liabilities are as follows:

	The Group
	Restated balance at January 1, 2009	Recognized in consolidated statements of income	Recognized in reserve	Restated balance at December 31, 2009

Current
Provisions	203,974	(167,196)	—	36,778
Forward exchange contracts	(24,411)	24,411	—	—
Non-current
Provision for impairment losses	98,156	(13,044)	—	85,112
Capitalization of borrowing costs	(29,196)	2,874	—	(26,322)
Available-for-sale financial assets	(27,634)	—	27,634	—
Tax losses carry forward	1,701,453	(299,475)	—	1,401,978
Others	10,076	1,508	—	11,584

Net deferred tax assets	1,932,418	(450,922)	27,634	1,509,130

*	See note 3.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

9. INCOME TAX (continued)

(b)	Deferred taxation (continued):

(ii)	Movements in deferred tax assets and liabilities are as follows (continued):

	The Group
	Restated balance at January 1, 2010	Recognized in consolidated statements of income	Restated balance at December 31, 2010

Current
Provisions	36,778	(15,239)	21,539
Non-current
Provision for impairment losses	85,112	54,267	139,379
Capitalization of borrowing costs	(26,322)	2,874	(23,448)
Tax losses carry forward	1,401,978	(750,449)	651,529
Others	11,584	(974)	10,610

Net deferred tax assets	1,509,130	(709,521)	799,609

	The Group
	Balance at January 1, 2011	Recognized in consolidated statements of income	Balance at December 31, 2011

Current
Provisions	21,539	20,584	42,123
Non-current
Provision for impairment losses	139,379	(27,082)	112,297
Capitalization of borrowing costs	(23,448)	3,053	(20,395)
Tax losses carry forward	651,529	(277,343)	374,186
Others	10,610	448	11,058

Net deferred tax assets	799,609	(280,340)	519,269

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

As at December 31, 2011, a subsidiary of the Company did not recognize the deferred tax assets in respect of the impairment losses on property, plant and equipment amounting to RMB 432,579 (2010: RMB 432,579; 2009: RMB 432,579) and the unused tax losses carried forward for PRC income tax purpose amounting to RMB 465,414 (2010: RMB 452,443; 2009: RMB 417,688), because it was not probable that the related tax benefit will be realized. The unused tax losses carried forward of RMB 68,548, RMB 197,952, RMB 107,292, RMB 49,294 and RMB 42,328 will expire in 2012, 2013, 2014 2015 and 2016, respectively.

10. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the income attributable to equity shareholders of the Company of RMB 956,106 (2010: RMB 2,769,023; 2009: RMB 1,588,365) and 7,200,000,000 (2010: 7,200,000,000; 2009: 7,200,000,000) shares in issue during the year.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares for either year.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

11. DIVIDENDS

(a)	Dividends attributable to the year:

	Years ended December 31,
	2009	2010	2011

Final dividend proposed after the balance sheet date of RMB 0.05 per share (2010: RMB 0.10 per share; 2009: RMB 0.03 per share)	216,000	720,000	360,000

Pursuant to a resolution passed at the directors’ meeting on March 29, 2012, a final dividend of RMB 0.05 per share totalling RMB 360,000 (2010: RMB 720,000; 2009: RMB 216,000) was proposed for shareholders’ approval at the Annual General Meeting. The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

(b)	Dividends attributable to the previous financial year, approved during the year:

	Years ended December 31,
	2009	2010	2011

Final dividend in respect of the previous financial year, approved during the year, of RMB 0.10 per share (2010: RMB 0.03 per share; 2009: RMB nil per share)	—	216,000	720,000

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

12. OTHER COMPREHENSIVE INCOME

(a)	Tax effects relating to each component of other comprehensive income

2009
	Before-tax amount	Tax expense	Net-of tax amount

Available-for-sale financial assets:
Net movement in fair value reserve	(110,537)	27,634	(82,903)

2010
	Before-tax amount	Tax benefit	Net-of tax amount

Available-for-sale financial assets:
Net movement in fair value reserve	—	—	—

2011
	Before-tax amount	Tax benefit	Net-of tax amount

Available-for-sale financial assets:
Net movement in fair value reserve	—	—	—

(b)	Reclassification adjustments relating to components of other comprehensive income

	Years ended December 31,
	2009	2010	2011
Available-for-sale financial assets:
Changes in fair value recognized during the year	112,273	215	685
Reclassification adjustments for amounts transferred to profit or loss - gain on disposal	(222,810)	(215)	(685)
Income tax on other comprehensive income	27,634	—	—

Net movement in fair value reserve during the year recognized in other comprehensive income	(82,903)	—	—

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

13. INVENTORIES

(a)	Inventories in the balance sheet comprise:

	December 31,
	2010	2011

Raw materials	2,602,299	2,042,098
Work in progress	1,417,789	1,980,028
Finished goods	841,250	1,167,872
Spare parts and consumables	490,963	392,427

	5,352,301	5,582,425

At December 31, 2011, the Group had inventories that were carried at net realizable value of RMB 1,288,075 (2010: RMB 881,191).

(b)	The analysis of the amount of inventories recognized as an expense is as follows:

The cost of inventories recognized as an expense in the consolidated statements of income amounted to RMB 87,881,160 for the year ended December 31, 2011 (2010: RMB 68,317,413; 2009: RMB 45,013,694), which includes the write-down of inventories of RMB 109,666 (2010: RMB 11,921; 2009: RMB 58,040).

(c)	Allowance for diminution in value of inventories is analyzed as follows:

At January 1, 2009	818,370
Provision for the year	58,040
Write-off	(716,602)

At December 31, 2009	159,808
Provision for the year	11,921
Write-off	(69,767)

At December 31, 2010	101,962
Provision for the year	109,666
Write-off	(18,044)

At December 31, 2011	193,584

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

14. TRADE DEBTORS, BILLS RECEIVABLE AND AMOUNTS DUE FROM RELATED PARTIES

	December 31,
	2010	2011

Trade debtors	82,030	126,671
Less: Impairment losses for bad and doubtful debts	(7,837)	(4,735)

	74,193	121,936

Bills receivable	1,993,273	2,988,010
Amounts due from related parties	776,234	639,286

	2,843,700	3,749,232

Amounts due from related parties mainly represent trade-related balances.

The aging analysis of trade debtors, bills receivable and amounts due from related parties (net of impairment losses for bad and doubtful debts) is as follows:

	December 31,
	2010	2011
Invoice date:

Within one year	2,842,788	3,748,135
Between one and two years	912	1,097

	2,843,700	3,749,232

Impairment losses for bad and doubtful debts are analyzed as follows:

At January 1, 2009	18,611
Provision for the year	—
Write-off	(5,977)

At December 31, 2009	12,634
Reversal during the year	(2,916)
Write-off	(1,881)

At December 31, 2010	7,837
Reversal during the year	(1,927)
Write-off	(1,175)

At December 31, 2011	4,735

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

14. TRADE DEBTORS, BILLS RECEIVABLE AND AMOUNTS DUE FROM RELATED PARTIES (continued)

Bills receivable represent short-term banker acceptance receivable that entitle the Group to receive the full face amount of the receivables from the banks at maturity, which generally ranges from one to six months from the date of issuance. Historically, the Group had experienced no credit losses on bills receivable.

Sales are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

15. OTHER DEBTORS AND PREPAYMENTS

Other debtors and prepayments comprise:

	December 31,
	2010	2011

Purchase deposits	115,275	39,270
Sundry debtors	120,455	203,541

	235,730	242,811

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

16. PROPERTY, PLANT AND EQUIPMENT

(a) Property, plant and equipment comprise:

	Buildings	Plant and Machinery	Vehicles and other equipment	Total
Cost:

At January 1, 2010	5,755,856	25,711,423	6,910,367	38,377,646
Additions	220	61,883	34,401	96,504
Transferred from construction in progress (note 18)	12,226	332,073	63,508	407,807
Disposal	(35,408)	(298,580)	(111,844)	(445,832)

At December 31, 2010	5,732,894	25,806,799	6,896,432	38,436,125

At January 1, 2011	5,732,894	25,806,799	6,896,432	38,436,125
Additions	—	131,945	55,792	187,737
Transferred from construction in progress (note 18)	12,221	349,348	29,467	391,036
Disposal	(5,175)	(274,098)	(76,734)	(356,007)

At December 31, 2011	5,739,940	26,013,994	6,904,957	38,658,891

Accumulated depreciation and impairment losses:

At January 1, 2010	3,640,145	15,035,434	4,724,862	23,400,441
Charge for the year	139,591	1,234,816	267,554	1,641,961
Impairment loss	8,578	206,929	22,693	238,200
Written back on disposal	(26,396)	(283,655)	(104,985)	(415,036)

At December 31, 2010	3,761,918	16,193,524	4,910,124	24,865,566

At January 1, 2011	3,761,918	16,193,524	4,910,124	24,865,566
Charge for the year	140,673	1,185,535	284,242	1,610,450
Impairment loss	542	8,629	1,381	10,552
Written back on disposal	(3,519)	(252,859)	(73,279)	(329,657)

At December 31, 2011	3,899,614	17,134,829	5,122,468	26,156,911

Net book value:

At December 31, 2011	1,840,326	8,879,165	1,782,489	12,501,980

At December 31, 2010	1,970,976	9,613,275	1,986,308	13,570,559

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

16. PROPERTY, PLANT AND EQUIPMENT (continued)

(b)	All of the Group’s buildings are located in the PRC (including Hong Kong).

Buildings in Hong Kong with a net book value of RMB 28,203 (2010: RMB 29,388) were held under medium-term leases.

(c)	Impairment losses

2010

Impairment losses recognized on property, plant and equipment of the synthetic fibres segment were RMB 92 million for the year ended December 31, 2010, which represented impairment losses in respect of certain filament production facilities. The primary factor resulting in the impairment losses on the filament production facilities is the high operating and production costs caused by the increase in the raw material price that are not expected to be covered through an increase in selling price of those products in the foreseeable future. These assets were tested for impairment in accordance with the Company’s accounting policy described in note 2(t)(ii) to the consolidated financial statements. The recoverable amounts of these production facilities were estimated based on their value in use. The estimate of value in use was determined using a pre-tax discount rate of 10%.

Impairment losses recognized on certain idle facilities of the resins and plastics segment were RMB 26.3 million for the year ended December 31, 2010. These facilities were abandoned and tested for impairment in accordance with the Company’s accounting policy described in note 2(t)(ii) to the consolidated financial statements. The estimated recoverable amounts were based on the assets’ fair value less costs to sell, which were determined by reference to the recent observable market prices for similar assets within the same industry.

Impairment losses recognized on property, plant and equipment of the intermediate petrochemicals segment were RMB 119.9 million for the year ended December 31, 2010, which mainly represented impairment losses of RMB 89.9 million in respect of a newly constructed facility that has not started production as it cannot meet the local environmental requirement. The asset was tested for impairment in accordance with the Company’s accounting policy described in note 2(t)(ii) to the consolidated financial statements. The estimated recoverable amounts was based on the asset’s fair value less costs to sell, which was determined by reference to the recent observable market prices for similar assets within the same industry.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

16. PROPERTY, PLANT AND EQUIPMENT (continued)

(c)	Impairment losses (continued)

2011

Impairment losses recognized on certain idle facilities of the intermediate petrochemicals segment were RMB 10.6 million for the year ended December 31, 2011. These facilities were tested for impairment in accordance with the Company’s accounting policy described in note 2(t)(ii) to the consolidated financial statements. The estimated recoverable amounts were based on the assets’ fair value less costs to sell, which were determined by reference to the recent observable market prices for similar assets within the same industry.

(d)	The carrying value of the above assets prior to the impairment losses and the carrying value of the assets subsequent to the impairment losses by asset category for the years ended December 31, 2010 and 2011 are presented as follows:

Asset Category	2010
	Original cost	Net book value before impairment	Impairment loss recognized	Net book value after impairment

Buildings	59,504	38,149	(8,578)	29,571
Plant and machinery	805,340	246,605	(206,929)	39,676
Vehicles and other equipment	136,058	46,176	(22,693)	23,483

Total	1,000,902	330,930	(238,200)	92,730

Asset Category	2011
	Original cost	Net book value before impairment	Impairment loss recognized	Net book value after impairment

Buildings	3,363	647	(542)	105
Plant and machinery	114,303	12,145	(8,629)	3,516
Vehicles and other equipment	13,831	1,650	(1,381)	269

Total	131,497	14,442	(10,552)	3,890

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

17. INVESTMENT PROPERTY

	2010	2011
Cost:
At January 1	546,630	546,412
Disposal	(218)	—

At December 31	546,412	546,412

Accumulated depreciation:
At January 1	67,383	80,607
Charge for the year	13,256	13,250
Written back on disposal	(32)	—

At December 31	80,607	93,857

Net book value:
At December 31	465,805	452,555

Investment property represents certain floors of an office building leased to other entities including related parties.

The fair value of the investment property of the Group as at December 31, 2011 was estimated by the directors to be approximately RMB 964,816 by reference to market values of like properties in the relevant region (2010: RMB 994,053). The investment property has not been valued by an external independent valuer.

Rental income of RMB 41,758 was received by the Group during the year ended December 31, 2011 (2010: RMB 39,662; 2009: RMB 31,233).

18. CONSTRUCTION IN PROGRESS

	2010	2011

At January 1	348,865	1,139,239
Additions	1,198,181	3,104,489
Transferred to property, plant and equipment (note 16)	(407,807)	(391,036)

At December 31	1,139,239	3,852,692

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

19. INTEREST IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

	December 31,
	2010	2011

Interest in associates	3,198,114	2,777,292
Interest in jointly controlled entities	118,176	124,013

	3,316,290	2,901,305

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

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

19. INTEREST IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES (continued)

The particulars of these significant associates and jointly controlled entities, which are limited companies established and operating in the PRC, which principally affected the results or assets of the Group at December 31, 2011 are as follows:

Company	Registered Capital	Percentage of equity held by the Company	Percentage of equity held by subsidiaries	Principal activities
		%	%

Shanghai Chemical Industry Park Development Company Limited	RMB 2,372,439	38.26	—	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC

Shanghai Secco Petrochemical Company Limited	US$ 901,441	20	—	Manufacturing and distribution of chemical products

Shanghai Jinsen Hydrocarbon Resins Company Limited	US$ 23,395	—	40	Production of resins products

Shanghai Azbil Automation Company Limited	US$ 3,000	—	40	Service and maintenance of building automation systems and products

BOC-SPC Gases Company Limited	US$ 32,000	50	—	Production and sales of industrial gases

Summary financial information of the associates is as follows:

	Assets	Liabilities	Equity	Revenues	Net income

2010
100 percent	26,273,106	(11,710,361)	14,562,745	30,772,706	2,947,033
Group’s effective interest	6,797,152	(3,599,038)	3,198,114	6,463,076	632,127

2011
100 percent	23,784,913	(11,634,208)	12,150,705	29,815,375	299,026
Group’s effective interest	6,297,332	(3,520,040)	2,777,292	6,354,876	122,818

For the periods presented, no adjustments have been made (or are necessary) to conform the associates’ accounting policies to those of the Group as there are no material differences between the accounting policies adopted by the associates and jointly controlled entities and the Group.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

20. LOANS AND BORROWINGS

Short-term loans consist of:

	December 31,
	2010	2011

Current portion of long-term bank loans	100,000	—
Corporate bonds (note a)	1,000,000	—
Bank loans	2,885,438	4,852,074
Loans from a related party	410,000	660,000

	4,395,438	5,512,074

The Group’s short-term loans are used primarily to finance working capital needs and capital expenditure requirements. At December 31, 2011, no loans and borrowings were secured by the way of pledge of property, plant and equipment (2010: nil). The Group’s weighted average short-term interest rates were 2.34% and 2.75% at December 31, 2010 and 2011, respectively.

Note (a):

In June 2011, the Group repaid the RMB 1 billion 365-day unsecured corporate bonds which were issued to corporate investors in the PRC inter-bank debenture market on June 23, 2010. The bonds were issued at 100% of face value, with an effective yield of 3.27% per annum, and maturity on June 23, 2011.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

20. LOANS AND BORROWINGS (continued)

The Group’s long-term loans, which are for the addition of plant and equipment and working capital purposes, consist of:

	Interest rate at December 31, 2011	Interest type	December 31,
			2010	2011
Arranged by the Company:

Renminbi denominated:
Due in 2011	5.10%	Floating	100,000	—
Due in 2013	5.36%	Floating	175,000	125,000
Due in 2016	6.21%	Floating	—	10,000

Arranged by subsidiaries:

Renminbi denominated:
Due in 2016	6.90%	Floating	—	25,050

Total long-term loans outstanding			275,000	160,050

Less: Amounts due within one year			(100,000)	—

Amounts due after one year			175,000	160,050

Included in loans and borrowings are the following amounts denominated in currencies other than the functional currency of the entity to which they relate:

	December 31,
	2010	2011

United States Dollars	USD 381,935	USD 733,637

21. DEFERRED INCOME

Deferred income represents government grants of RMB 91,319 received in December 2011 as compensation for employee education charges to be incurred by the Group, and which will be recognized as income in accordance with the accounting policy adopted for government grants in note 2(o).

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

22. SHARE CAPITAL

Share capital represents:

	December 31,
	2010	2011

Registered, issued and paid up capital:
4,870,000,000 A shares of RMB 1.00 each	4,870,000	4,870,000
2,330,000,000 H shares of RMB 1.00 each	2,330,000	2,330,000

	7,200,000	7,200,000

All the A and H shares rank pari passu in all respects.

Capital management

Management optimizes the structure of its capital, comprising equity and loans. In order to maintain or adjust the capital structure, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of debt-to-equity ratio, which is calculated by dividing loans and borrowings by the total equity attributable to equity shareholders of the Company, and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the operating and investment needs and changes in market conditions, and to maintain the debt-to-equity ratio and the liability-to-asset ratio at a range considered reasonable by management. As at December 31, 2011, the debt-to-equity ratio and the liability-to-asset ratio of the Group were 31.64% (2010: 25.84%) and 40.77% (2010: 37.45%), respectively.

The schedules of the contractual maturities of loans and commitments are disclosed in notes 20 and 24, respectively.

There were no changes in the management approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

23. RESERVES

Movements on reserves comprise:

	2010	2011
	(Restated)*

Share premium
Balance at January 1 and December 31(note (a))	2,420,841	2,420,841

Statutory surplus reserve
Balance at January 1	3,521,252	3,800,800
Appropriation(note (b))	279,548	70,456

Balance at December 31 (note (b))	3,800,800	3,871,256

Capital reserve
Balance at January 1 and December 31(note (c))	4,180	4,180

Discretionary surplus reserve
Balance at January 1 and December 31(note (d))	1,280,514	1,280,514

Specific reserve for safety production fund
Balance at January 1	—	—
Appropriation(note (e))	—	21,777

Balance at December 31	—	21,777

Retained earnings
Balance at January 1	709,647	2,983,122
Net income for the year attributable to the equity shareholders of the Company	2,769,023	956,106
Dividend approved in respect of previous year	(216,000)	(720,000)
Appropriation of profits	(279,548)	(70,456)
Appropriation of safety production fund	—	(21,777)

Balance at December 31(note (f))	2,983,122	3,126,995

	10,489,457	10,725,563

Note (a):

The application of the share premium account is governed by Sections 178 and 179 of the PRC Company Law.

*	See note 3.

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

Note (d):

The transfer to this reserve from the retained earnings is subject to the approval by shareholders at general meetings. Its usage is similar to that of statutory surplus reserve.

Note (e):

According to the relevant PRC regulations, the Group is required to transfer an amount to specific reserve for the safety production fund based on the turnover of certain refining and chemicals products. During the year ended December 31, 2011, the Group transferred RMB 21,777 (2010: RMB nil) from retained earnings to specific reserve for the safety production fund.

Note (f):

According to the Company’s Articles of Association, the reserve available for distribution is the lower of the amount determined under China Accounting Standards for Business Enterprises and the amount determined under IFRS. Final dividend of RMB 360,000 (2010: RMB 720,000) in respect of the financial year 2011 was declared after the balance sheet date.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

24. COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

The Group had capital commitments outstanding at December 31 not provided for in the financial statements as follows:

	December 31,
	2010	2011

Property, plant and equipment

Contracted but not provided for	887,928	2,817,581
Authorized by the Board but not contracted for	6,110,386	2,708,271

	6,998,314	5,525,852

(b)	Contingent liabilities

(i)	Income tax differences

In June 2007, the State Administrative of Taxation issued a tax circular (Circular No.664) to the local tax authorities requesting the relevant local tax authorities to rectify the applicable enterprise income tax (“EIT”) for nine listed companies, which included the Company. After the notice was issued, the Company was required by the relevant tax authority to settle the EIT for 2007 at a rate of 33 percent. To date, the Company has not been requested by the tax authorities to pay additional EIT in respect of any years prior to 2007. There is no further development of this matter during the year ended December 31, 2011. No provision has been made in the financial statements at December 31, 2011 for this uncertainty because management believes it is not probable that the Group will be required to pay additional EIT for tax years prior to 2007.

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

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

25. RETIREMENT SCHEMES

As stipulated by the regulations of the PRC, the Group participates in a defined contribution retirement plan organized by the Shanghai Municipal Government for its staff. The Group is required to make contributions to the retirement plan at a rate of 22% of the salaries, bonuses and certain allowances of its staff in 2011 (2010: 22%).

In addition, pursuant to a document “Lao Bu Fa (1995) No.464” dated 29 December 1995 issued by the Ministry of Labour of the PRC, the Group has set up a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Group for five years or more may participate in this plan. The Group and participating employees make defined contributions to their pension saving accounts according to the plan. The assets of this plan are held separately from those of the Group in an independent fund administered by a committee consisting of representatives from the employees and the Group.

A member of the above plans is entitled to a pension amount equal to a fixed proportion of the salary prevailing at his or her retirement date. Both the Group and participating employees make defined contributions to the above two retirement plans. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. For the year ended December 31, 2011, the Group’s contribution to the above two plans amounted to RMB 235,013 and RMB 59,922 respectively (2010: RMB 209,752 and RMB 57,867 respectively, 2009: RMB 192,791 and RMB 49,513 respectively).

26. RELATED PARTY TRANSACTIONS

The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company

China Petrochemical Corporation (“Sinopec Group Company”)	Ultimate parent company
China Petroleum & Chemical Corporation (“Sinopec Corp”)	Immediate parent company
Sinopec Huadong Sales Company Limited	Subsidiary of the immediate parent company
China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Company Limited	Subsidiary of the immediate parent company
Sinopec Yizheng Chemical Fibre Company Limited	Subsidiary of the immediate parent company
Sinopec Finance Company Limited (“Sinopec Finance”)	Subsidiary of the ultimate parent company
Sinopec Storage and Transportations Company Limited	Subsidiary of the ultimate parent company
Shanghai Secco Petrochemical Co., Ltd.	Associate
BOC-SPC Gases Co., Ltd.	Jointly controlled entity

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

26. RELATED PARTY TRANSACTIONS (continued)

(a)	Most of the transactions undertaken by the Group during the year ended December 31, 2011 have been affected on such terms as determined by Sinopec Corp and relevant PRC authorities.

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

The Group has entered into a mutual product supply and sales services framework agreement with Sinopec Corp. Pursuant to the agreement, Sinopec Corp provides the Group with crude oil, other petrochemical raw materials and agent services. On the other hand, the Group provides Sinopec Corp with petroleum products, petrochemical products and property leasing services.

The pricing policy for these services and products provided under the agreement is as follows:

•	if there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;

•	if there are no State tariffs, but there are applicable State’s guidance prices, the pricing shall follow the State’s guidance prices; or

•	if there are no State tariffs or State’s guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

Transactions between the Group and Sinopec Corp, its subsidiaries and jointly controlled entities were as follows:

	Years ended December 31,
	2009	2010	2011

Sales of petroleum products	20,299,415	30,352,483	36,585,798
Sales other than petroleum products	5,383,416	8,982,711	14,117,834
Purchases of crude oil	20,332,851	24,555,912	35,795,694
Purchases other than crude oil	2,510,323	7,296,474	7,816,204
Sales commissions	116,441	168,896	195,606
Rental income	20,213	26,942	23,246

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

26. RELATED PARTY TRANSACTIONS (continued)

(b)	Other transactions between the Group and Sinopec Group Company and its subsidiaries, associates and jointly controlled entities of the Group were as follows:

	Years ended December 31,
	2009	2010	2011
Sales of goods and service income
- Sinopec Group Company and its subsidiaries	131,117	307,658	279,289
- Associates and jointly controlled entities of the Group	1,351,675	1,279,154	2,299,800

	1,482,792	1,586,812	2,579,089

Purchases
- Sinopec Group Company and its subsidiaries	—	45,773	42,858
- Associates and jointly controlled entities of the Group	1,952,846	5,702,541	4,154,093

	1,952,846	5,748,314	4,196,951

Insurance premiums
- Sinopec Group Company and its subsidiaries	88,408	96,712	115,910

Interest income
- Sinopec Finance	532	570	859

Loans borrowed
- Sinopec Finance	2,353,000	5,160,000	4,790,000

Loans repayment
- Sinopec Finance	2,643,000	4,990,000	4,540,000

Interest expense
- Sinopec Finance	26,423	29,029	22,148

Construction and installation cost
- Sinopec Group Company and its subsidiaries	165,204	88,586	286,023

The directors of the Company are of the opinion that the transactions with Sinopec Corp, its subsidiaries and jointly controlled entities, Sinopec Group Company and its subsidiaries, associates and jointly controlled entities of the Group as disclosed in notes 26(a) and 26(b) were conducted in the ordinary course of business, on normal commercial terms and in accordance with the agreements governing such transactions.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

26. RELATED PARTY TRANSACTIONS (continued)

(c)	The relevant amounts due from/to Sinopec Corp, its subsidiaries and jointly controlled entities, Sinopec Group Company and its subsidiaries, associates and jointly controlled entities of the Group, arising from purchases, sales and other transactions as disclosed in notes 26(a) and 26(b), are summarized as follows:

	December 31,
	2010	2011

Amounts due from related parties
- Sinopec Corp, its subsidiaries and jointly controlled entities	686,097	553,562
- Sinopec Group Company and its subsidiaries	12,823	1,910
- Associates and jointly controlled entities of the Group	77,314	83,814

Total	776,234	639,286

Amounts due to related parties
- Sinopec Corp, its subsidiaries and jointly controlled entities	1,588,791	2,027,816
- Sinopec Group Company and its subsidiaries	41,688	10,081
- Associates and jointly controlled entities of the Group	170,512	204,971

Total	1,800,991	2,242,868

Cash deposits, maturing within 3 months
- Sinopec Finance	6,870	1,093

Short-term loans
- Sinopec Finance	410,000	660,000

Amounts due from / to related parties are unsecured and interest free.

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

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

26. RELATED PARTY TRANSACTIONS (continued)

(d)	Key management personnel compensation and post-employment benefit plans

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key personnel compensations are as follows:

	Years ended December 31,
	2009	2010	2011

Short-term employee benefits	6,019	6,318	6,973
Post-employment benefits	102	190	147

	6,121	6,508	7,120

Post-employment benefits are included in “contributions to defined contribution retirement plans” as disclosed in note 26(e).

(e)	Contributions to defined contribution retirement plans

The Group participates in defined contribution retirement plans organized by municipal governments for its staff. The contributions to defined contribution retirement plans are as follows:

	Years ended December 31,
	2009	2010	2011

Municipal retirement scheme costs (note 25)	192,791	209,752	235,013
Supplementary retirement scheme costs (note 25)	49,513	57,867	59,922

At December 31, 2009, 2010 and 2011, there was no material outstanding contribution to the above defined contribution retirement plans.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

26. RELATED PARTY TRANSACTIONS (continued)

(f)	Transactions with other state-owned entities in the PRC

The Group is a state-controlled enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government (collectively referred to as “state-controlled entities”) through its government authorities, agencies, affiliations and other organizations.

Apart from transactions with related parties, the Group has transactions with other state-controlled entities which include, but are not limited to, the following:

•	sales and purchases of goods and ancillary materials;

•	rendering and receiving services;

•	lease of assets, purchase of property, plant and equipment;

•	placing deposits and obtaining finance; and

•	use of public utilities.

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

The aggregate amount of crude oil purchased by the Group from the above state-controlled energy and chemical companies are as follows:

	Years ended December 31,
	2009	2010	2011

Purchases of crude oil	7,643,780	13,474,022	16,987,956

Prepayments for purchases of crude oil made to the above state-controlled energy and chemical companies are RMB 8,747 as at December 31, 2011 (2010: 48,891).

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

26. RELATED PARTY TRANSACTIONS (continued)

(f)	Transactions with other state-owned entities in the PRC (continued)

(ii)	Transactions with state-controlled banks

The Group deposits its cash with several state-controlled banks in the PRC. The Group also obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the People’s Bank of China. The Group’s interest income from and interest expense to these state-controlled banks in the PRC are as follows:

	Years ended December 31,
	2009	2010	2011

Interest income	18,873	36,805	98,486
Interest expense	272,248	191,460	193,200

The amounts of cash deposited at and loans from state-controlled banks in the PRC are summarized as follows:

	December 31,
	2010	2011

Cash and cash equivalents at state-controlled banks in the PRC	93,240	90,253

Short-term loans and current portion of long-term loans	2,985,438	4,852,074
Long-term loans excluding current portion of long-term loans	175,000	160,050

Total loans from state-controlled banks in the PRC	3,160,438	5,012,124

(g)	Commitments with related parties

	December 31,
	2010	2011

Construction and installation cost:
- Sinopec Group Company and its subsidiaries	6,608	408,664

Except for the above, the Group had no other material commitments with related parties at December 31, which are contracted, but not included in the financial statements.

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

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments (2010: four). No operating segments have been aggregated to form the following reportable segments.

The Group principally operates in five operating segments: synthetic fibres, resins and plastics, intermediate petrochemicals, petroleum products and trading of petrochemical products. Synthetic fibres, resins and plastics, intermediate petrochemicals, petroleum products are produced through intermediate steps from the principal raw material of crude oil. As the reported sales of the trading of petrochemical products segment was more than 10 percent of the combined sales of all operating segments during the year ended December 31, 2011, the trading of petrochemical products segment is identified as a new reportable reporting segment and the corresponding information for the year ended December 31, 2009 and 2010 has been reclassified accordingly. The specific products of each segment are as follows:

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

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

27. SEGMENT REPORTING (continued)

(e)	The Group’s trading of petrochemical products segment primarily engages in importing and exporting of petrochemical products. The products are sourced from international and domestic suppliers to the Group.

(f)	All other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include sales of consumer products and services and a variety of other commercial activities, which are not allocated to the above five operating segments.

(a)	Segment results, assets and liabilities

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

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

27. SEGMENT REPORTING (continued)

(b)	Reportable information on the Group’s operating segments is as follows:

Sales

	Years ended December 31,
	2009	2010	2011

Manufactured Products
Synthetic Fibres
External sales	2,860,851	3,955,396	4,198,251
Intersegment sales	57	82	118

Total	2,860,908	3,955,478	4,198,369

Resins and Plastics
External sales	12,407,738	15,065,276	16,589,438
Intersegment sales	44,245	118,699	136,352

Total	12,451,983	15,183,975	16,725,790

Intermediate Petrochemicals
External sales (note a)	8,511,347	17,399,592	19,242,850
Intersegment sales (note b)	12,165,836	18,583,283	19,498,129

Total	20,677,183	35,982,875	38,740,979

Petroleum Products
External sales (note a)	22,936,392	33,734,607	42,896,821
Intersegment sales	1,762,391	2,678,172	5,156,614

Total	24,698,783	36,412,779	48,053,435

Trading of Petrochemical Products
External sales (note a)	4,645,105	6,567,757	11,620,440
Intersegment sales	2,366,847	1,878,590	3,385,692

Total	7,011,952	8,446,347	15,006,132

Others
External sales (note a)	296,496	798,071	971,056
Intersegment sales	222,359	688,715	814,281

Total	518,855	1,486,786	1,785,337

Elimination of intersegment sales	(16,561,735)	(23,947,541)	(28,991,186)

Consolidated sales	51,657,929	77,520,699	95,518,856

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

27. SEGMENT REPORTING (continued)

Sales (continued)

	Years ended December 31,
	2009	2010	2011
	(Restated)*	(Restated)*
Segment profit/(loss)

Synthetic Fibres	11,423	435,594	301,334
Resins and Plastics	844,325	991,091	11,994
Intermediate Petrochemicals	190,761	365,124	1,148,572
Petroleum Products	804,871	1,140,268	(453,368)
Trading of Petrochemical Products	8,079	14,085	14,969
Others	160,519	17,432	36,323

	2,019,978	2,963,594	1,059,824

Net financing (costs)/income	(321,149)	(95,219)	83,542

Investment income	222,810	215	685

Share of profit of associates and jointly controlled entities	241,372	661,288	152,655

Earnings before income tax	2,163,011	3,529,878	1,296,706

*	See note 3.

Note (a): External sales include sales to Sinopec Corp, its subsidiaries and jointly controlled entities as follows:

	Years ended December 31,
	2009	2010	2011

Sales to Sinopec Corp, its subsidiaries and jointly controlled entities

Intermediate Petrochemicals	2,149,576	3,838,121	4,851,962
Petroleum Products	20,299,415	30,352,483	36,585,798
Trading of Petrochemical Products	2,895,860	4,668,546	8,721,026
Others	337,980	476,044	544,846

Total	25,682,831	39,335,194	50,703,632

Note (b): Intermediate Petrochemicals’ intersegment sales to each of the other reportable segments are as follows:

	Years ended December 31,
	2009	2010	2011

Synthetic Fibres	2,721,968	3,366,715	3,160,141
Resins and Plastics	9,200,552	14,938,149	16,037,690
Petroleum Products	243,316	278,419	300,298

Total	12,165,836	18,583,283	19,498,129

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

27. SEGMENT REPORTING (continued)

	December 31,
	2010	2011
	(Restated)*
Assets

Segment assets
Synthetic Fibres	1,287,452	1,615,153
Resins and Plastics	1,374,343	1,162,060
Intermediate Petrochemicals	6,921,260	6,628,962
Petroleum Products	11,749,387	14,401,380
Trading of Petrochemical Products	538,498	547,692
Others	2,040,871	2,238,739

Total segment assets	23,911,811	26,593,986

Interest in associates and jointly controlled entities	3,316,290	2,901,305

Unallocated:
(including cash and cash equivalents, deferred tax assets, investment property and lease prepayments and other assets)	1,469,434	1,223,574

Consolidated assets	28,697,535	30,718,865

*	See note 3.

	December 31,
	2010	2011
Liabilities
Segment liabilities
Synthetic Fibres	261,801	257,964
Resins and Plastics	997,145	1,019,349
Intermediate Petrochemicals	1,151,650	1,182,389
Petroleum Products	3,263,676	3,795,554
Trading of Petrochemical Products	421,043	411,433
Others	66,489	70,729

Total segment liabilities	6,161,804	6,737,418

Loans and borrowings
-current	4,395,438	5,512,074

Loans and borrowings
-non-current	175,000	160,050

Unallocated:
(including income tax payable and deferred income)	15,983	113,659

Consolidated liabilities	10,748,225	12,523,201

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

27. SEGMENT REPORTING (continued)

	Years ended December 31,
	2009	2010	2011
	(Restated)*	(Restated)*
Depreciation and amortization

Synthetic Fibres	224,904	224,644	217,963
Resins and Plastics	351,280	350,760	350,548
Intermediate Petrochemicals	572,358	575,704	580,385
Petroleum Products	341,721	344,609	319,269
Trading of Petrochemical Products	934	830	601
Others	163,930	164,987	160,085

Segment depreciation and amortization	1,655,127	1,661,534	1,628,851

Unallocated	13,261	13,256	13,250

Consolidated depreciation and amortization	1,668,388	1,674,790	1,642,101

*	See note 3.

	Years ended December 31,
	2009	2010	2011
Impairment losses on long-lived assets

Synthetic Fibres	75,140	92,000	—
Resins and plastics	—	26,300	—
Intermediate Petrochemicals	—	119,900	10,552
Others	23,346	—	—

Consolidated impairment losses on long-lived assets	98,486	238,200	10,552

	Years ended December 31,
	2009	2010	2011
Total capital expenditures for segment long-lived assets

Synthetic Fibres	98,668	154,149	549,058
Resins and Plastics	16,913	15,179	72,571
Intermediate Petrochemicals	1,324,081	197,774	298,880
Petroleum Products	397,482	825,494	2,212,855
Others	283,148	164,249	347,871

Capital expenditures for segment long-lived assets	2,120,292	1,356,845	3,481,235

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

In making the assessment of whether it is probable the Group will realize or utilize the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilize the deferred tax assets recognized at December 31, 2011, the Group would need to generate future taxable income of at least RMB 2,077 million, of which RMB 1,497 million is required to be generated by 2013 prior to the expiration of the unused tax losses. Based on estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income before the unused tax losses expire.

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

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. The majority of the Group’s trade debtors and amounts due from related parties relate to sales of petroleum and chemical products to third parties and related parties operating in the petroleum and chemical industries. Management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on trade debtors and related parties. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. The details of the Group’s credit policy and quantitative disclosures in respect of the Group’s exposure on credit risk for trade debtors are set out in note 14.

The carrying amounts of other investments, trade debtors, bills receivable, derivative financial instruments, other debtors and amounts due from related parties, represent the Group’s maximum exposure to credit risk in relation to financial assets.

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

At December 31, 2011, the Group’s current liabilities exceeded its current assets by RMB 2,606,018 (2010: RMB 2,041,384). In 2011, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and on its ability to obtain adequate external financing, including the issuance of short-term corporate bonds, to support its working capital and meet its debt obligation when they become due. At December 31, 2011, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB 10,400,000 (2010: RMB 9,300,000) on an unsecured basis. At December 31, 2011, the Group’s outstanding borrowings under these facilities were RMB 1,252,381 (2010: RMB 2,363,336) and were included in short-term bank loans.

Management has carried out a detailed review of the cash flow forecast of the Group for the twelve months ending December 31, 2012. Based on such forecast, management believes that adequate sources of liquidity exist to fund the Group’s working capital and capital expenditure requirements, and meet its short term debt obligations as they become due. In preparing the cash flow forecast, management has considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned banking facilities which may impact the operations of the Group during the next twelve-month period. Management is of the opinion that the assumptions used in the cash flow forecast are reasonable.

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

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

29. FINANCIAL INSTRUMENTS (continued)

Liquidity risk (continued)

	2010
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years

Loans and borrowings (current)	4,395,438	(4,518,600)	(4,518,600)	—	—
Loans and borrowings (non-current)	175,000	(203,161)	(9,387)	(9,387)	(184,387)
Trade creditors	2,376,452	(2,376,452)	(2,376,452)	—	—
Bills payable	41,034	(41,034)	(41,034)	—	—
Other creditors	1,943,327	(1,943,327)	(1,943,327)	—	—
Amounts due to related parties	1,800,991	(1,800,991)	(1,800,991)	—	—

	10,732,242	(10,883,565)	(10,689,791)	(9,387)	(184,387)

	2011
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years

Loans and borrowings (current)	5,512,074	(5,603,336)	(5,603,336)	—	—
Loans and borrowings (non-current)	160,050	(183,933)	(9,054)	(133,393)	(41,486)
Trade creditors	3,126,495	(3,126,495)	(3,126,495)	—	—
Bills payable	15,688	(15,688)	(15,688)	—	—
Other creditors	1,352,367	(1,352,367)	(1,352,367)	—	—
Amounts due to related parties	2,242,868	(2,242,868)	(2,242,868)	—	—

	12,409,542	(12,524,687)	(12,349,808)	(133,393)	(41,486)

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

29. FINANCIAL INSTRUMENTS (continued)

Market risk

Market risk is the risk relating to changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

(a)	Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts denominated in US dollars.

The following table details the Group’s exposure at the balance sheet date to currency risk, which mainly arises from loans and borrowings denominated in a currency other than the functional currency of the entity to which they relate.

	December 31,
	2010	2011

Gross exposure arising from loans and borrowings	USD 381,935	USD 733,637

A 5 percent strengthening / weakening of Renminbi against USD at December 31, 2011 would have increased / decreased net income for the year and retained earnings of the Group by approximately RMB 173,347 (2010: RMB 94,854; 2009: RMB 226,869). This analysis has been determined assuming that the change of foreign exchange rates had been applied to the foreign currency balances at the balance sheet date to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2010 and 2009.

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

The Group’s interest rate risk exposure arises primarily from its short-term and long-term loans. Loans carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of loans and borrowings of the Group are disclosed in note 20.

As at December 31, 2011, it is estimated that a general increase / decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease / increase the Group’s net income for the year and retained earnings by approximately RMB 35,185 (2010: RMB 19,808; 2009: RMB 43,444). This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the end of the reporting period with exposure to cash flow interest rate risk. The impact on the Group’s net income for the year and retained earnings is estimated as an annualized impact on interest expense or income of such a change in interest rates. The analysis is performed on the same basis for 2010 and 2009.

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

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(All Renminbi amounts in thousands, except per share data and except otherwise stated)

29. FINANCIAL INSTRUMENTS (continued)

Fair value (continued)

The fair value of long-term loans is estimated by discounting future cash flows thereon using current market interest rates offered to the Group for loans with substantially the same characteristics and maturities ranging from 5.90% to 6.21% (2010: 5.23% to 5.60%). The following table presents the carrying amounts and fair values of the Group’s long-term loans at December 31, 2010 and 2011.

	2010		2011
	Carrying amount	Fair value	Carrying amount	Fair value
Liabilities
Long-term loans	275,000	273,777	160,050	158,721

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

30. POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET       EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2011

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2011 and which have not been adopted in these financial statements.

Management is in the process of making an assessment of what the impact of these amendments and new standards is expected to be in the period of initial application and has so far concluded that the adoption of them is unlikely to have a significant impact on the Group’s results of operations and financial position.

31. PARENT COMPANIES

The directors consider the immediate parent company and the ultimate parent company at December 31, 2011 to be China Petroleum & Chemical Corporation and China Petrochemical Corporation, respectively, which are incorporated in the PRC. China Petroleum & Chemical Corporation produces financial statements available for public use.

32. RESTATEMENT OF COMPARATIVES

As a result of the adoption of Improvements to IFRSs (2010), certain comparative figures have been adjusted to reflect the accounting of leasehold land use rights at deemed cost. Further details of changes in accounting policies are disclosed in note 3.

Exhibit Index

No.	Exhibit

2	Amended and Restated Deposit Agreement between Sinopec Shanghai Petrochemical Company Limited and The Bank of New York Mellon dated May 11, 2011.

8	A list of subsidiaries of Sinopec Shanghai Petrochemical Company Limited.

12.1	Certification of President Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of President Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.