Form 20-F
period 2012-12-31
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
filed 2013-04-30
CIK 908732

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to U.S. Dollars have been made at a rate of RMB6.2301 to U.S.$1.00, the noon buying rate on December 31, 2012 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We do not represent that Renminbi or US dollar amounts could be converted into U.S. Dollars or Renminbi, as the case may be, at any particular rate.

ii

CERTAIN TERMS AND CONVENTIONS

References to “we” or “us” or “Company” are references to Sinopec Shanghai Petrochemical Company Limited and our subsidiaries, unless the context requires otherwise. Before our formation, these references relate to the petrochemical businesses carried on by the Complex.

References to “Sinopec Corp.” are references to China Petroleum & Chemical Corporation, the controlling shareholder of the Company.

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

A. Selected Financial Data.

Our selected consolidated statements of operations data (except for ADS data) and cash flows data for each of the years ended December 31, 2010, 2011 and 2012 and our selected consolidated balance sheets data as of December 31, 2011 and 2012 are derived from our consolidated financial statements included in Item 17. Financial Statements. Our selected consolidated statements of operations data and cash flows data for the years ended December 31, 2008 and 2009 and our consolidated balance sheets data as of December 31, 2008, 2009 and 2010 are derived from our consolidated financial statements not included in this annual report. Our selected consolidated financial data should be read in conjunction with our consolidated financial statements, and the notes thereto, and Item 5. Operating and Financial Review and Prospects. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Selected Consolidated Financial Data

(in thousands, except per share and per ADS data)

	Years Ended December 31,
	2008 (RMB)	2009 (RMB)	2010 (RMB)	2011 (RMB)	2012 (RMB)

CONSOLIDATED STATEMENTS OF OPERATIONS DATA
Net sales:
Synthetic fibers	3,662,023	2,823,663	3,906,636	4,150,231	3,313,318
Resins and plastics	14,850,284	12,263,540	14,900,012	16,418,559	14,706,350
Intermediate petrochemicals	10,271,840	8,421,035	17,206,440	19,023,204	17,993,493
Petroleum products	27,552,859	18,917,890	28,733,890	37,350,244	38,301,388
Trading of petrochemical products	2,813,200	4,623,989	6,565,793	11,616,999	12,020,651
Others	179,565	295,147	783,111	950,416	882,074
(Loss)/profit from operations	(7,820,762)	2,019,978	2,963,594	1,059,824	(1,772,446)
(Loss)/earnings before income tax	(8,017,936)	2,163,011	3,529,878	1,296,706	(2,016,473)
Net (loss)/income attributable to equity shareholders of the Company	(6,241,067)	1,588,365	2,769,023	956,106	(1,528,397)
Net income attributable to non-controlling interests	36,717	64,471	25,358	30,416	23,255
Basic (loss)/earnings per share(a)	(0.87)	0.22	0.38	0.13	(0.21)
Basic (loss)/earnings per ADS(a)	(86.68)	22.06	38.46	13.28	(21.23)

(a)	The calculation of earnings per share is based on the weighted average number of shares outstanding of 7,200,000,000 in each of 2008, 2009, 2010, 2011 and 2012, respectively. Earnings per ADS are calculated on the basis that one ADS is equivalent to
100 H Shares.

	Years Ended December 31,
	2008 (RMB)	2009 (RMB)	2010 (RMB)	2011 (RMB)	2012 (RMB)
CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
Net cash (used in)/generated from operating activities	(3,986,490)	3,346,890	3,973,719	2,219,994	(2,066,385)
Capital expenditure	1,511,072	2,120,292	1,356,845	3,481,235	4,259,859

	Years Ended December 31,
	2008 (RMB)	2009 (RMB)	2010 (RMB)	2011 (RMB)	2012 (RMB)
Net proceeds/ (repayment) related to corporate bonds	—	1,000,000	—	(1,000,000)	—
Proceeds from loans and borrowings	32,528,758	29,211,434	39,355,780	35,106,127	53,365,372
Repayment of loans and borrowings	27,377,610	31,849,620	42,631,344	32,791,261	46,779,614

	Years Ended December 31,
	2008 (RMB)	2009 (RMB)	2010 (RMB)	2011 (RMB)	2012 (RMB)

CONSOLIDATED BALANCE SHEETS DATA

Current assets	6,511,351	9,061,425	8,531,841	9,665,814	12,891,424
Property, plant and equipment	13,272,899	14,977,205	13,570,559	12,501,980	17,468,748
Total assets	27,667,066	30,039,902	28,697,535	30,718,865	36,462,546
Short term debt(a)	9,372,725	7,774,673	4,395,438	5,512,074	11,023,877
Current liabilities	13,342,720	14,304,925	10,573,225	12,271,832	18,927,257
Long term debt (excluding current portion)	429,021	304,258	175,000	160,050	1,231,340
Total equity attributable to equity shareholders of the Company	13,630,972	15,136,434	17,689,457	17,925,563	16,037,166

(a)	Including corporate bonds and current portion of long term debt.

Dividends

The following table sets forth certain information concerning the dividends since January 1, 1994:

Dividend Period	Dividend per Share
January 1, 1994-June 30, 1994	RMB0.04 (U.S.$0.0064)
July 1, 1994-December 31, 1994	RMB0.085 (U.S.$0.0136)
January 1, 1995-June 30, 1995	RMB0.04 (U.S.$0.0064)
July 1, 1995-December 31, 1995	RMB0.09 (U.S.$0.0144)
January 1, 1996-June 30, 1996	RMB0.04 (U.S.$0.0064)
July 1, 1996-December 31, 1996	RMB0.08 (U.S.$0.0128)
January 1, 1997-December 31, 1997	RMB0.06 (U.S.$0.0096)
January 1, 1998-December 31, 1998	RMB0.03 (U.S.$0.0048)
January 1, 1999-December 31, 1999	RMB0.05 (U.S.$0.0080)
January 1, 2000-December 31, 2000	RMB0.06 (U.S.$0.0096)
January 1, 2001-December 31, 2001	No dividend
January 1, 2002-December 31, 2002	RMB0.05 (U.S.$0.0080)
January 1, 2003-December 31, 2003	RMB0.08 (U.S.$0.0128)
January 1, 2004-December 31, 2004	RMB0.20 (U.S.$0.0321)
January 1, 2005-December 31, 2005	RMB0.10 (U.S.$0.0161)
January 1, 2006-December 31, 2006	RMB0.04 (U.S.$0.0064)
January 1, 2007-December 31, 2007	RMB0.09 (U.S.$0.0144)
January 1, 2008-December 31, 2008	No dividend
January 1, 2009-December 31, 2009	RMB0.03 (U.S.$0.0048)
January 1, 2010-December 31, 2010	RMB0.10 (U.S.$0.0161)
January 1, 2011-December 31, 2011	RMB0.05 (U.S.$0.0080)
January 1, 2012-December 31, 2012	No dividend

See also Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy.

Exchange Rates

The Chinese government controls its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. See Item 10. Additional Information – D. Exchange Controls.

The following table sets forth information concerning exchange rates between Renminbi and U.S. Dollars for the periods indicated:

	Noon Buying Rates (RMB/U.S.$)
Period	Period End	Average(1)	High	Low
2008	6.8225	6.9477	7.2946	6.7899
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.3093	6.3879	6.2221
October 2012	6.2372	6.2627	6.2877	6.2372
November 2012	6.2265	6.2338	6.2454	6.2221
December 2012	6.2301	6.2328	6.2502	6.2251
January 2013	6.2186	6.2215	6.2303	6.2134
February 2013	6.2213	6.2323	6.2438	6.2213
March 2013	6.2108	6.2154	6.2246	6.2105

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

Most of our revenues are attributable to the sale of refined oil and petrochemical products, which have historically been cyclical and sensitive to the availability and price of raw materials and general economic conditions. Markets for many of our products are sensitive to changes in industry capacity and output levels, changes in regional and global economic conditions, the price and availability of substitute products and changes in consumer demand, which from time to time have had a significant impact on our product prices in the regional and global markets. Due to the decrease in tariff charges, the removal of other restrictions on importation and the Chinese government’s gradual relaxation of its control of the allocation of products and pricing, many of our products have become increasingly vulnerable to the cyclical nature of regional and global petroleum and petrochemical markets, which may adversely affect our operations.

We consume large amounts of crude oil to manufacture our products of which more than 90% is imported. In 2012, crude oil costs accounted for RMB55.54 billion, or 62.67% of our annual cost of sales. As a result, changes in crude oil prices can affect our profitability. In recent years, due to various reasons, the price of crude oil has fluctuated significantly. We cannot rule out the possibility of the occurrence of certain global emergencies which might disrupt our crude oil supply. We expect that the volatility and uncertainty of the prices of crude oil and petrochemical products will continue, and that increasing crude oil prices and declines in prices of petrochemical products may adversely affect our business, financial condition and results of operations.

Some of our products are subject to government price controls, and we are not able to pass on all cost increases from rising crude oil prices through higher product prices.

We consume large amounts of crude oil to manufacture our products of which more than 90% is imported. We attempt to mitigate the effect of increased costs due to rising crude oil prices. However, our ability to pass on these increased costs to our customers is dependent on market conditions and government regulations. Given that the increase of the sales prices of our products may lag behind the increase of crude oil costs, we may fail to completely cover the increased costs by increasing our sales prices, particularly where government regulations restrict the prices of certain of our fuel products. In particular, gasoline, diesel and jet fuel, and liquefied petroleum gas are subject to government price controls at present. In 2010, 2011 and 2012, approximately 34.41%, 36.70% and 40.09% of our net sales were from such products subject to price controls. In 2012, the domestic prices of refined oil products were not brought into line with the prices of crude oil on the international markets in a timely manner due to various policy concerns, e.g., the government’s desire to control the high inflation rate in China, which resulted in a decline of RMB539.7 million of the operating profit of our refining business over the previous year. Although the current price-setting mechanism for refined petroleum products in China allows the Chinese government to adjust price in the PRC market when the average international crude oil price fluctuates beyond certain levels within a certain time period (see Item 4. Information on the Company – B. Business Overview – Product Pricing), the Chinese government still retains discretion as to whether or when to adjust the prices of the refined oil products. The Chinese government generally exercises certain price control over refined oil products once international crude oil prices experience a sustained rise or become significantly volatile. For instance, some of our fuel products are required to be sold to designated distributors (such as the subsidiaries of Sinopec Corp.). Because we cannot freely sell our fuel products to take advantage of opportunities for higher prices, we may not be able to fully cover increases in crude oil prices by increasing the sale prices of our products, which has had and will possibly continue to have a material adverse effect on our financial condition, results of operations and cash flows.

Our development and operation plans have significant capital expenditure and financing requirements, which are subject to a number of risks and uncertainties.

The petrochemical business is a capital intensive business. Our ability to maintain and increase our revenues, net income and cash flows depends upon continued capital spending. Our current business strategy contemplates capital expenditure for 2013 of approximately RMB2.6 billion (U.S.$417.3 million), which will be provided through financing activities and use of our own capital. Our actual capital expenditures may vary significantly from these planned amounts, subject to our ability to generate sufficient cash flows from operations, investments and other factors that may be beyond our control. In addition, there can be no assurance as to whether, or at what cost, our capital projects will be completed or the success of these projects if completed.

As of March 31, 2013, we had an aggregate outstanding indebtedness of approximately RMB9.526 billion (U.S.$1.529 billion). Most of our loans are with state-controlled banks in China and structured as short term debt obligations with payment due in one year or less. These banks have generally been willing to provide new short term loans while we pay off existing loans. Sinopec Corp., our controlling shareholder, did not provide any guarantee or credit support for our debt for the year ended December 31, 2012 and for the three-month period ended March 31, 2013.

Our ability to obtain external financing in the future and our ability to make timely repayments of our debt obligations are subject to a variety of uncertainties, including: our future results of operations, financial condition and cash flows; the condition of the economy in China and the condition of markets for our products; the cost of financing and the condition of financial markets; the issuance of relevant government approvals and other project risks associated with the development of infrastructure in China; and the continuing willingness of banks to provide new loans as we pay down existing debt.

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

We are controlled by Sinopec Corp., whose interests may not be aligned with yours.

As of March 31, 2013, Sinopec Corp. owned 55.56% of our shares. Accordingly, it has voting and management control over us, and its interests may be different from the interests of our other shareholders. Subject to our Articles of Association and applicable laws and regulations, Sinopec Corp. will be in a position to cause us to declare dividends, determine the outcome of corporate actions requiring shareholder approval or effect corporate transactions without the approval of the holders of the H shares and ADSs. Any such increase in our dividend payout would reduce funds available for reinvestment in our business and any such actions or transactions could adversely affect us or our minority shareholders. Sinopec Corp. may also experience changes in its own business strategy and policies. Although we are not currently aware of any specific changes, Sinopec Corp. may change its policies or practices toward us in ways that we cannot predict, with corresponding unpredictable consequences for our business. Additionally, Sinopec Corp. may leverage its controlling shareholder position to influence our decisions with regard to the manufacturing and operation, allocation of financial resources and appointment and removal of senior managements, which could adversely affect us or our minority shareholders.

We have also engaged from time to time and will continue to engage in a variety of transactions with Sinopec Corp., Sinopec Group, the controlling company of Sinopec Corp., and their various subsidiaries or affiliates which provide a number of services to us, including the supply of raw materials, product distribution and sales agency, project design and installment service, petrochemical industry related insurance and financial services. We also sell oil and petrochemical products to Sinopec Corp. and its affiliates. Our transactions with these companies are governed by a Mutual Product Supply and Sales Services Framework Agreement with
Sinopec Corp. and a Comprehensive Services Framework Agreement with Sinopec Group, the terms of which were negotiated on an arm’s length basis, see Item 7. Related Party Transactions – B. Intercompany Service Agreements and Business-related Dealings. Our business and results of operations could be adversely affected if Sinopec Corp. or Sinopec Group refuses to engage in such transactions or if they seek to amend the contracts between the parties in a way adverse to us. In addition, Sinopec Corp. has interests in businesses which compete or are likely to compete, either directly or indirectly, with our businesses. Because Sinopec Corp. is our controlling shareholder and its interests may conflict with our own interests, Sinopec Corp. may take actions that favor itself over our interests.

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

Our operations involve the handling and storage of explosives and other hazardous articles. In addition, our operations involve the use of heavy machinery, which involves inherent risks that cannot be entirely eliminated through our preventive efforts. As a result, we may encounter fires, explosions and other unexpected incidents during our operations, which may cause personal injuries or death, property damage, environmental damage, interruption of operations and reputational damages to us. Each of such incidents could have a material adverse impact on our business, financial condition and results of operations.

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

The Chinese central and local governments continue to exercise a certain degree of control over the petrochemical industry in China by, among other things:

•	mandating distribution channels for our fuel products;

•	setting allocations and pricing of certain resources, products and services;

•	assessing taxes and fees payable;

•	setting import and export quotas and procedures; and

•	setting safety, environmental and quality standards.

As a result, we may face significant constraints on our flexibility and ability to expand our business operations or to maximize our profitability. In addition, we have in the past benefited from favorable regulatory policies that have, for example, reduced the competition we face from illegal imports of petroleum products. Existing policies that favor our industry may change in the future and our business could be adversely affected by any such changes.

Our development plans may require regulatory approval.

We are currently engaged in a number of construction and expansion projects. Most of our projects are subject to governmental review and approval. The timing and cost of completion of these projects will depend on numerous factors, including approvals from relevant governmental authorities and general economic conditions in China.

While in general we attempt to obtain governmental approval as far in advance as practicable, we are unable to predict the timing and outcome of such governmental reviews and approvals. If any of our projects required for our future growth are not approved, or not approved on a timely basis, our results of operations and financial condition could be adversely affected.

China’s entry into the World Trade Organization, or WTO, may significantly increase foreign competition in our lines of business.

China joined the WTO on December 11, 2001 and had committed to eliminate some tariff and non-tariff barriers to foreign competitions in the domestic petrochemical industry that benefited us in the past. In particular, China:

•	has reduced tariffs on imported petrochemical products that compete with ours;

•	increased levels of permitted foreign investment in the domestic petrochemical industry, allowing foreign investors to own 100% of a domestic petrochemicals company from December 11, 2004;

•	has gradually relaxed restrictions on the import of crude oil by non-state owned companies;

•	has granted foreign-owned companies the right to import petrochemical products; and

•	has permitted foreign-owned companies to distribute and market fuel products in both retail and wholesale markets in China.

As a result of these measures, we face increased competition from foreign companies and imports. In 2013, we expect the global financial crisis to continue to have a negative effect on the market for petrochemical products, and in turn our business. The petrochemical industry has experienced a slow recovery. In addition, competition for our products has increased, as many overseas companies have switched their focus to sales in China. In addition, tariff reductions could reduce our profit margins or otherwise negatively impact our revenue from certain products, including a small number of significant products. The Chinese government may also reduce the tariffs imposed on production equipment that we may import in the future.

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

Before its adoption of reform and open-door policies beginning in 1978, China was primarily a planned economy. Since that time, the Chinese government has been reforming the Chinese economic system, and has also begun reforming the government structure. These reforms have resulted in significant economic growth and social progress. Although the Chinese government still owns a significant portion of the productive assets in China, economic reform policies since the late 1980s have emphasized autonomous enterprises and the utilization of market mechanisms. We expect that the Chinese government will continue these reforms, further reduce government intervention and rely more heavily on market mechanisms to allocate resources. Although we believe these reforms will have a positive effect on our overall long term development, we cannot predict whether changes to China’s political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future business or results of operations.

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

The Renminbi currently is not a freely convertible currency. We receive most of our revenue in Renminbi. A portion of our Renminbi revenue must be converted into other currencies to meet our foreign currency obligations. We have substantial requirements for foreign currencies, including:

•	debt service costs on foreign currency-denominated debt;

•	purchases of imported equipment;

•	payment of any cash dividends declared in respect of the H shares and the ADSs; and

•	import of crude oil and other materials.

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

A small portion of our cash and cash equivalents is denominated in foreign currencies (including the U.S. Dollar). The appreciation in the value of Renminbi against foreign currencies (including the U.S. Dollar) may cause a decrease in the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. In addition, the appreciation of Renminbi may harm the exports of our downstream manufacturers, thus adversely affecting the market demand for our products.

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

Our Articles of Association require you to submit your disputes with us and other persons defined by our Articles of Associations regarding the Company’s affairs to arbitration. You will have no legal right to a court proceeding.

Our Articles of Association require holders of our H shares or ADSs having a claim against, or a dispute with, us, our directors, supervisors, executive officers or a holder of our domestic shares relating to any rights or obligations conferred or imposed by our Articles of Association, the Chinese Company Law or other relevant Chinese laws or regulations relating to our affairs, to submit such claim or dispute to arbitration with the China International Economic and Trade Arbitration Commission or to the Hong Kong International Arbitration Center. Our Articles of Association further provide that any arbitration decisions with respect to such disputes or claims shall be final and binding on all parties. As a result, you will have no legal right to a court proceeding.

Currently, United States financial regulatory and law enforcement agencies, including but not limited to the SEC, PCAOB, U.S. Department of Justice and NYSE, have limited or may have no ability to conduct investigations within the PRC concerning the Company, its officers, directors, auditors, market research services or other professional services or experts based in the PRC.

The Company’s operations and assets are physically located in the PRC. The PRC has limited or no agreements in place to facilitate cooperation with the SEC Division of Enforcement and other U.S. regulatory agencies charged with protecting investors for investigations within its jurisdiction. This may result in U.S. financial regulators, including but not limited to the SEC, the Public Company Accounting Oversight Board (“PCAOB”) and the U.S. Department of Justice, having limited access to the Company’s books, records, testimony, on-site investigations of operations, subpoena power and other investigative actions, including those stemming from investor tips, complaints and referrals. Such limitations may result in the Company’s investors receiving less protection from U.S. regulators than investors in companies operating in other jurisdictions because the Company and its service providers, particularly its auditors, are subject to less scrutiny than companies and service providers that are subject to regular investigations and inspections by U.S. regulators. For example, the PCAOB is currently unable to conduct independent regulatory inspections of PCAOB-registered firms’ audit work related to a company’s operations in China where the documentation of the audit work is located in China. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our independent registered public accounting firm through such inspections.

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

We have in the past sourced a small portion of crude oil from Iran that may be targeted by economic sanctions under relevant U.S. laws, and if such activities are determined by the U.S. governmental authorities as sanctionable activities, we could be sanctioned or otherwise penalized.

The United States has adopted a number of measures since 1996 that provide for the possible imposition of sanctions against non-U.S. companies engaged in certain activities in and with Iran in the energy sector, including the Executive Order 13622 issued on July 30, 2012 and the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRSHRA”) issued on August 10, 2012. The sanctionable activities include certain investments, the provision of goods, services, technology, or support that could contribute to the development of petroleum and petrochemical resources or the production of refined petroleum products in Iran, the exportation of refined petroleum products to Iran, the transportation of crude oil from Iran, or the engagement in a significant transaction for the purchase or acquisition of petroleum or petroleum products from Iran.

We have sourced a small portion of our crude oil from Iran in the past through a wholly-owned subsidiary of Sinopec Corp., our controlling shareholder, and we may continue to purchase crude oil from Iran. In addition, Sinopec Corp., our current controlling shareholder, and Sinopec Group, the controlling shareholder of Sinopec Corp., have engaged in operations in or purchasing crude oil sourced from Iran and may continue to do so in the future. Furthermore, we have no control over the activities of Sinopec Group or Sinopec Corp. in connection with any activities that they may conduct in Iran.

If our purchases of crude oil from Iran are determined to be sanctionable activities by the U.S. President and/or the relevant U.S. governmental authorities, we may be subject to one or more of the twelve sanctions options available under the Iran Sanctions Act of 1996 (as amended) and the ITRSHRA, which include restrictions on bank financing, outright blocking of the Company’s property within U.S. jurisdiction and prohibition of U.S. persons from investing or purchasing a significant amount of equity or debt instruments of the Company. In addition, many states in the United States have adopted legislation requiring state pension funds to divest themselves of securities in any company with active business operations in Iran. We cannot assure that we or any of our affiliates will not be sanctioned by the U.S. President and/or the relevant U.S. governmental authorities in light of the activities by us or our affiliates in Iran. The imposition of any such sanctions on us or our affiliates will have a negative impact on our business, reputation or stock price.

Sinopec Group, the controlling shareholder of Sinopec Corp. which is our current controlling shareholder, or its affiliates’ current or future activities in certain countries are the subject of economic sanctions under relevant U.S. laws and could result in negative media and investor attention to us and possible imposition of sanctions on Sinopec Group, which could materially and adversely affect our shareholders

Sinopec Group undertakes, from time to time and without our involvement, overseas investments and operations in the oil and gas industry, including the exploration and production of oil and gas, refining and Liquefied Natural Gas, or LNG, projects. Sinopec Group’s overseas asset portfolio includes oil and gas development projects in Iran, Sudan and Syria, which countries are on the sanction list published and administrated by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC. We cannot predict the interpretation or implementation of government policy at the U.S. federal, state or local levels with respect to any current or future activities by Sinopec Group or its affiliates in countries or with individuals or entities that are the subject of U.S. sanctions. Similarly, we cannot predict whether U.S. sanctions will be further tightened, or the impact that such actions may have on Sinopec Group. It is possible that the United States could subject Sinopec Group to sanctions due to these activities. Certain U.S. state and local governments and colleges have restrictions on the investment of public funds or endowment funds, respectively, in companies that are members of corporate groups with activities in certain countries that are the subject of U.S. sanctions. These investors may not wish to invest, and may divest their investment, in us because of our relationship with Sinopec Group and its investments and activities in those OFAC sanctioned countries. It is possible that, as a result of activities by Sinopec Group or its affiliates in countries that are the subject of U.S. sanctions, we may be subject to negative media or investor attention, which may distract management, consume internal resources and affect investors’ perception of our company.

Further, the Iran Sanctions Act of 1996 (as amended) authorizes the imposition of sanctions on companies that engage in certain activities in and with Iran, especially in Iran’s energy sector. It is possible that Sinopec Group or its affiliates engage in activities that are targeted for sanction purposes by ISA. It is possible that the U.S. government would determine, and in the event that the U.S. government so determines, that Sinopec Group, or an entity it owns or controls, had engaged in any such activities and if the most extreme sanction under the ISA, blocking, were applied to Sinopec Group’s property, including controlled subsidiaries, Sinopec Group could be prohibited from engaging in business activities in the United States or with U.S. individuals or entities, and U.S. transactions in our securities and distributions to U.S. individuals and entities with respect to our securities could also be prohibited.

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

The Company commenced the sixth stage of construction in 2010 (“Phase 6 Project”) and completed in December 2012. The purpose of the Phase 6 Project was to improve the Company’s overall industrial structure and core competitiveness and its capability of maintaining sustainable developments. The Phase 6 Project focused on utilizing intensively natural resources and forming a complete set of facilities in accordance with the fundamental industrial model of integrating oil refining and petrochemical. It was expected to further achieve the reform of oil refining and to strengthen and expand the Company’s core business while continuing to explore the development of fine chemicals and products with high added value. Phase 6 Project consisted of refining capacity expansion projects, technology development and fine chemicals projects, see Item 4. Information on the Company – D. Property, Plant and Equipment – Capital Expansion Program.

Over the past 39 years, the Company has established its own infrastructure system to support its production needs. The Company has its own facilities to supply water, electricity, steam and other utilities and to treat waste water, as well as ocean and inland waterway wharfs and railroad and road transportation facilities.

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

Description of Principal Capital Expenditures and Divestitures

In the fourth quarter of 2001, we established Secco, together with BP Chemicals East China Investments Limited (“BP”) and Sinopec Corp. We own 20%, while BP and Sinopec Corp. own 50% and 30% of the equity interest of Secco, respectively. Secco was established to build and operate a 900,000 ton Rated Capacity ethylene petrochemical manufacturing facility in order to manufacture and market ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatics and by-products; provide related after-sales services and technical advice with respect to such petrochemical products and by products; and engage in polymers application development. Secco completed construction in 2005. Secco’s registered capital is U.S.$901,440,964 of which we were obligated to contribute an amount in Renminbi equivalent to U.S.$180,287,952 prior to the end of 2005. As of December 31, 2005, we had contributed such amount in full. For a description of capital expansion projects related to our facilities, see Item 4. Information on the Company – D. Property, Plant and Equipment – Capital Expansion Program.

B. Business Overview

We are one of the largest petrochemical companies in China based on 2012 net sales and ethylene production. Our highly integrated petrochemical complex processes crude oil into a broad range of products in four major product areas:

•	synthetic fibers,

•	resins and plastics,

•	intermediate petrochemicals, and

•	petroleum products.

Based on 2012 sales volumes, we are a leading Chinese producer of synthetic fibers and resins and plastic products. We believe that we are also a leading competitor in sales of petroleum products and intermediate petrochemicals in our regional markets.

Our net sales by business lines as a percentage of total net sales in each of 2010, 2011 and 2012 are summarized as follows:

Net Sales of RMB72,095.9 million in 2010

Synthetic fibers	5.42%
Resins and plastics	20.67%
Intermediate petrochemicals	23.87%
Petroleum products	39.86%
Trading of petrochemical products	9.11%
Others	1.07%

Total	100.00%

Net Sales of RMB89,509.7 million in 2011

Synthetic fibers	4.64%
Resins and plastics	18.34%
Intermediate petrochemicals	21.25%
Petroleum products	41.73%
Trading of petrochemical products	12.98%
Others	1.06%

Total	100.00%

Net Sales of RMB87,217.3 million in 2012

Synthetic fibers	3.80%
Resins and plastics	16.86%
Intermediate petrochemicals	20.63%
Petroleum products	43.92%
Trading of petrochemical products	13.78%
Others	1.01%

Total	100.00%

We derive a substantial portion of our revenues from customers in Eastern China (comprising Shanghai and its six neighboring provinces), an area that has experienced economic growth above the national average in recent years. We believe that we are well- positioned to take advantage of opportunities which may arise through the economic growth of China generally and in this area in particular. Shown by geographic region and exports, our net sales by business lines as a percentage of total net sales for each of 2010, 2011 and 2012 are as follows:

2010 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	85.05	14.08	0.87
Resins and plastics	87.20	12.80	0
Intermediate petrochemicals	83.07	14.08	2.85
Petroleum products	99.55	0.45	0
Trading of petrochemical products	88.90	0.36	10.74
Total net sales	92.32	7.01	0.67

2011 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	83.27	16.20	0.53
Resins and plastics	87.77	12.22	0.01
Intermediate petrochemicals	85.68	12.44	1.88
Petroleum products	99.70	0.30	0
Trading of petrochemical products	89.43	0.79	9.78
Total net sales	93.25	6.32	0.43

2012 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	84.61	14.83	0.56
Resins and plastics	86.50	13.50	0
Intermediate petrochemicals	89.32	9.31	1.37
Petroleum products	97.94	2.06	0
Trading of petrochemical products	92.54	0.58	6.88
Total net sales	94.18	4.68	1.14

Business Strategy

In 2013, we aim to develop the Company into a leading oil refining petrochemical enterprise. We will continue to focus on the improvement of quality and efficiency of developments, the adjustment of structure, the furtherance of reform and the improvement of management. We will proactively work on our underlying competitiveness, production and operation competence, management capabilities, research and development strength, the team of employees and the improvement of environment. We strive to utilize our advantages deriving from the launching of the Refinery Revamping and Expansion Project and the technological advancement programs and improve our economic returns.

To achieve its business objectives in 2013, the Company plans to carry out tasks in the following areas:

(a) Strengthening management of safety and environmental protection and promoting safe, green and low carbon development.

The Company will implement a green and low-carbon development strategy to further improve safety management and environmental protection. This includes diversifying safety management measures, actively launching safety competitions, and strengthening the grid management at construction sites, health, safety and environment (“HSE”) supervision and management during the direct operation process, the emergency response management and HSE supervision over outsourcing contractors. The Company will take greater efforts and establish a long-term mechanism to protect the environment. In addition, we will further and expand deodorizing programs in the manufacturing sites, continue to decrease the disposal of solid wastes, enhance the emergency response management with regard to the protection of water resources, the prevention and control of air pollution and the improvement of air quality, and get prepared for the measurement of carbon emissions.

(b) Enhancing plant operation capacity to ensure a safe, stable, long-cycle and full capacity operation of the plants.

The Company will bring in advanced management concepts in order to improve the plant operation management. We will strengthen the management of plant operation and manage to run well the newly built plants of Phase 6 Project. We will improve the organization and coordination of major production operations, and continue to organize special competitions for a safe, stable, long-cycle and full capacity operation among the production units. Furthermore, we will implement the unified management on the dispatch of production, electrical power and thermal power. In order to increase the Company’s energy resources utilization efficiency, we will promote the energy conservation and the reduction of feedstock consumption, finish power balance tests on 20 integrated units and implement energy performance contracting. We will also improve our comprehensive capability for equipment management, implement plans for the long-cycle operation of the plants and strengthen the management of scheduled inspection and repair so as to lead the safe, stable, long-cycle, full capacity and good operation of the plants to a higher level.

(c) Further optimizing production operation and realizing the potential of economic returns.

The Company will closely monitor the market, optimize business operation and endeavor to utilize the advantage deriving from the integrated refining and chemical operation in order to improve the operational capability. We will improve the oil price trend analysis and increase the extent of centralization in terms of crude oil procurement in order to optimize the crude oil procurement and increase the economic return and we plan to fully utilize the facilities’ potential capacities. With regard to the optimization of intermediate raw materials and our product mix, we will endeavor to achieve the optimized selection of raw materials, optimize the balance of materials and the adjustment of refined oil structure and increase the output of products, which will create economic returns. With regard to the sales, we will optimize the sales strategies and the material supply model, and endeavor to increase the market share of Shanghai IV refined oil products. Efforts will be made with respect to the sale of new products and the construction of a logistics line which allows delivery within 2 to 3 hours. We will also implement the low inventory strategy. As to the cost control, we will continue to leverage off the launching of the Refinery Revamping and Expansion Project and the optimization of the refinery and chemical system, implement various measures to decrease costs and fees, further emphasize the cost management among employees, and strictly control the expenditures. We will also establish a scientific and efficient strategy regarding equipment repair and reduce the unreasonable inspection and repair expenses. Furthermore, we will strengthen the capital management and optimize the use of capital.

(d) Pushing forward technological advancement and informationization in order to support future growth.

The Company will continue to explore a technological innovation system featured by a combination of production and study as well as research and utilization in order to accelerate the informationization progress and improve technologies. With regard to the further development of new products and technologies, we will speed up the technological breakthrough for a new carbon fiber, launch a pilot project with a capacity of 1,000 tons for norbornene/ethylidene norbornene and hydrogenated petroleum resins, and push forward the development and utilization of new environmental protection technologies. Efforts will be made to improve the marketing and stable expansion of production of new products, including specialized materials for binary random copolymer, fire-retardant polyester series, NEP polyester chips, gel dyed acrylic and precursor liquid coloring acrylic. As parts of our efforts to push forward the informationization progress, we will launch APC systems for various plants such as those for online blending of diesel, aromatics complex, CDU and EO/EG plant, and the construction of process simulation systems for various plants, such as No. 3 diesel hydrogenation plant and butadiene plant. We aim to establish a production and operation monitoring and analysis system in order to enhance our utilization of information systems.

(e) Strengthening corporate management and improving scientific management skill.

In order to improve the scientific management skill, the Company will specify measures to be taken to fulfill each working assignment, establish a working system for the benchmarking management, and standardize the process management. We will increase the operational level of our integrated management system so as to promote the standardized operation. As parts of our efforts to enhance the effect of performance tests, we will establish and improve a goal oriented performance test system, adequately exert the orientation and incentive effect of performance tests and improve the correlation between the organizational performance and individual employee performance.

(f) Strengthening team building and creating a stable and harmonious environment for developments.

In order to build a first-class workforce, we will carry out the medium and long-term human resources planning, improve the setup of channels catering to the growth of various types of competent staff from time to time, and improve the staff training and the optimization of human resources. As parts of our efforts to create a great environment for developments, we will further refine and enrich the essence of our company’s culture, actively cultivate our company’s core values, take care for the staff’s welfare and livelihood and push forward the healthy, stable and harmonious development of the Company.

Principal Products

We produce four principal types of products with different specifications, including synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. We use many of the important petroleum products and intermediate petrochemicals we produce in producing our own downstream products.

In 2012, the volume of our physical production remained stable, with a total volume of products amounting to 11,844,100 tons, representing a decrease of 1.31% over the previous year. The Company processed 11,193,500 tons of crude oil (including 563,000 tons of crude oil processed on a sub-contract basis), representing an increase of 3.01%. Total production output of refined oil, including gasoline, diesel and jet fuel was 5,878,800 tons, representing an increase of 2.32%, among which the Company produced 1,020,300 tons of gasoline, 4,027,900 tons of diesel and 830,600 tons of jet fuel, representing an increase of 5.35%, 1.21% and 4.18%, respectively. The Company produced 914,700 tons of ethylene and 504,400 tons of propylene, representing an increase of 0.51% and 4.71%, respectively. The Company produced 866,200 tons of paraxylene, representing a decrease of 6.16%. The Company also produced 1,087,500 tons of synthetic resins and copolymers (excluding polyesters and polyvinyl alcohol), representing a decrease of 0.95%; 1,015,600 tons of synthetic fiber monomers, representing an increase of 7.33%; 636,100 tons of synthetic fiber polymers, representing a decrease of 4.23%; and 251,600 tons of synthetic fibers, representing an increase of 0.64%. We continue to produce premium products of a stable quality.

The following table shows our 2012 net sales by major products as a percentage of total net sales together with the typical uses of these products.

Product	% of net sales	Typical Use
SYNTHETIC FIBERS
Polyester staple fiber	0.72%	Textiles and apparel
Acrylic staple fiber	2.84%	Woven into fabrics or blended with other material fabrics to make fabric or acrylic top
Others	0.24%

Sub-total	3.80%
RESINS AND PLASTICS
Polyester chips	4.81%	Polyester fibers, films and containers
PE pellets	6.42%	Films, ground sheeting, wire and cable compound and other injection molding products such as housewares and toys

Product	% of net sales
PP pellets	4.93%	Extruded films or sheets, injection molded products such as housewares, toys and household electric appliance and automobile parts
PVA	0.45%	PVA fibers, building coating materials and textile starch
Others	0.25%

Sub-total	16.86%
INTERMEDIATE PETROCHEMICALS
Ethylene	1.06%	Feedstock for polyethylene, EG, PVC and other intermediate petrochemicals which can be further processed into resins, plastics and synthetic fiber.
Ethylene oxide	1.73%	Intermediate for chemical and pharmaceutical industry, dyes, detergents and auxiliary agents
Benzene	3.33%	Intermediate petrochemical products, styrene, plastics, explosives, dyes, detergents, epoxies and nylon
Paraxylene	6.64%	Intermediate petrochemicals and polyester
Butadiene	2.44%	Synthetic rubber and plastics
Ethylene glycol	2.16%	Fine chemicals
Others	3.27%

Sub-total	20.63%
PETROLEUM PRODUCTS
Gasoline	7.95%	Transportation fuels
Diesel	24.95%	Transportation fuels and agricultural fuels
Jet Fuel	4.05%	Transportation fuels
Others	6.97%

Sub-total	43.92%
TRADING OF PETROCHEMICAL PRODUCTS	13.78%
OTHERS	1.01%

Total	100.00%

Production Processes

The key sectors in our vertically integrated production plants are the ethylene units which produce ethylene and propylene, and our aromatics plants which principally produce paraxylene (“PX”) and benzene. Ethylene is a major raw material in the production of polyethylene (“PE”) and monoethylene glycol (“MEG”) which, together with pure terephthalic acid (“PTA”), is used to manufacture polyester. Propylene is a major raw material in the production of acrylonitrile and polypropylene (“PP”). These products are produced through the processing of a series of petrochemical units from crude oil. Our production processes are shown in the flow chart below.

Crude Oil
Distillation
Kerosene
Jet Fuel Mercaptan Renewing
Naphtha
AGO
Ethylene Units
Ethylene
Acetaldehyde Intermediate Step
Acetaldehyde
Intermediate Step
Acetic Acid
Ethyl Acetic (Stop production)
LOPE Resoms
LOPE
Polyethylene Unit Polymerization
Film Unit (Transform)
Polyethylene Film
Poluvingyl Alcohol Unit Intermediate Step
PVA
VAC
EO/EG Unit
MEG
EO.DEG
Acrylic Processing Nit
Acrylic Top
Propylene
C-4 Fraction
Intermediate Step Acrylonitrile Unit
Acrylonitrile
Acrylie Fiber Unit
Acrylic Fiber
Polypropylene Unit Polymerization
PP
PP Fiber (Stop Production)
PP Fiber Unit
C-5 Fraction
1, 3-Piperlene
C-5 Extraction
Crude Isoamylenes
Isopreme
Methylbutene Plant
Methylbutene
Linalool Plant
Linalool
Cracking Oil
Extraction
Butadiene
Naphtha
Reforming Gasoline Hydrogenation Plant
Refined Naphtha
Polyester Chips
Pressure reducing VGO
Hydrocracking
Naphtha
Aromatics Units
Paraxylene
PTA UNIT
PTA
Polyester Unit
Polyester Chips /Polyester Melt
Residual Oil
Jet Fuel & LPG
Benzene
Filament
Industrial Long Fiber
Terylene Long Fiber
Staple Fiver Spinning Unit
Polyester Fiber
Residual Oil Integrated Unit
Hydrotreated Residual Oil
Catalytic Cracking Unit
Catalytic Propylene
Gasoline and Diesel
Liquefoild Petroleum Gas
Catalytic Carton 4
Acrylonitrile Unit
MTBE Unit
MTBE
Methanol
Delayed Coking Unit
Diesel Oil
Coking Gasoline
Coke (Petroleum Coke)
Coker Gas Oil
Solvent Deasphalting Unit
Asphalt
Deasphalted Oil

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

Raw Materials

We optimized the composition of crude oil resources with the establishment of a mechanism for measuring crude oil optimization level. Furthermore, we optimized the raw materials of ethylene, aromatic and the composition of raw materials and fuels for the production of hydrogen. The cost of raw materials was reduced and the utilization rate of resources was increased. The Company realized a value of RMB690 million due to these arrangements.

Crude Oil

Crude oil is our primary raw material and the most significant raw material we purchase from outside sources. In 2012, crude oil accounted for approximately 62.67% of our total cost of sales. Accordingly, the supply and price of crude oil are key factors in determining our profitability.

Supply and Transportation – All crude oil required by us, whether from domestic or foreign sources, is purchased through the channels of Sinopec Corp. as an agent. During 2012, we did not experience any significant problems in obtaining sufficient crude oil to meet our production needs.

Sinopec Group is responsible for preparing an annual plan on demand and supply for crude oil and petroleum products that forms the basis of the Chinese government’s annual “balancing plan” which effectively dictates our planned volume of crude oil processing in each year. Likewise, under the “balancing plan”, some of our petroleum products are designated for sale to the subsidiaries of Sinopec Group or other designated customers at market prices and we must consult with Sinopec Group in order to sell elsewhere.

We have received confirmation from Sinopec Corp. that it will purchase on our behalf 15.5 million tons of imported crude oil and nil tons of domestic offshore crude oil in 2013. Sinopec Corp. has further confirmed that, subject to China’s national crude oil policy and our actual production needs, it will continue to purchase on our behalf sufficient quantities and appropriate kinds of crude oil, including domestic offshore and imported crude oil, to satisfy our anticipated annual needs. We anticipate fully utilizing our 2013 supply of crude oil. We believe that the mix of crude oil feedstocks currently available is sufficient for our 2013 production capacity and targets. Additionally, as part of China’s commitment at its accession into WTO, certain non-state-owned enterprises have been granted an increasing quota to import crude oil. Although we do not expect to obtain crude oil through this channel in the foreseeable future due to the current crude oil supply system, this may provide us with an alternative source of crude oil supply.

Crude Oil Mix – Our refining equipment is designed to process certain grades of crude oil. Therefore, the origin and quality of the crude oil available can be important to our business. We believe, as we are significantly increasing usage of imported crude oil, we will continue to be able to obtain from the market such imported crude oil that is compatible with our refining equipment. The overall mix of foreign versus domestic crude oil we process in 2013 will depend on a variety of factors, including the amount of future supply of domestic offshore crude oil and the availability, price, quality, processing profitability and compatibility with our refining capabilities of imported crude oil. Provided there are no significant modifications to the existing channels of crude oil acquisition, we believe that sufficient supplies of crude oil will be available on the domestic or international markets for our 2013 production capacity and goals.

In 2012, our crude oil was sourced as follows:

Domestic offshore crude oil	2.89%
Imported crude oil	97.11%

Total:	100.00%

As a result of a consistent decrease in the supply of domestic crude oil, we expect that we will continue to rely principally on foreign sources for our crude oil supply. However, we believe that we will be able to maintain our processing efficiency through technological adjustments of our equipment and quality control, and that our increased use of imported crude oil will not materially and adversely impact our business and results of operations.

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

Pricing – The price of domestic offshore crude oil is controlled by China National Offshore Oil Corporation (“CNOOC”) and Sinopec Group based on government pricing policies and by reference to the price of crude oil of the same quality in the international market, while imported crude oil is generally sold to us at prevailing international market prices. The average cost of imported crude oil and domestic offshore crude oil in 2012 was RMB5,228.58 (U.S.$839.24) per ton and RMB5,090.85 (U.S.$817.14) per ton, respectively. In 2012, we processed 10,869,500 tons of imported crude oil and 324,000 tons of domestic offshore crude oil (including 563,000 tons of crude oil processed on a sub-contract basis).

Until March 2001 the Chinese government implemented a unified pricing system for crude oil. Each month, the National Development and Reform Commission (“NDRC”) would establish an indicative price for each grade of domestic onshore crude oil based on comparable international market prices, inclusive of any duties that would have been imposed had the oil been imported. The actual price for domestic onshore oil would be such indicative price plus a surcharge. This surcharge was determined by China National Petroleum Corporation (“CNPC”) and Sinopec Group to reflect any transportation and other miscellaneous costs that would have been incurred in having the oil delivered to various refineries. Beginning March 2001, the NDRC ceased publishing such indicative price. Instead, the indicative price for domestic onshore oil is calculated and determined directly by CNPC and Sinopec Group based on the principles and methods formerly applied by the NDRC.

On March 26, 2013, the NDRC announced adjustments to the existing refined oil pricing mechanism, which include, among other things, (i) shortening of price reference period from 22 working days to 10 working days; (ii) lifting the 4% downward and upward fluctuation cap on benchmark crude oil prices; (iii) adjusting the composition of domestic benchmark crude oil types in response to changes of types of imported crude oil and crude oil trading in the overseas market. In the cases of changes such as significant increase in domestic prices or significant fluctuations of crude oil price, NDRC may issue additional procedural guidelines, such as implementing ad hoc suspension or delay of price adjustment upon approval by the State Council.

We purchase crude oil through Sinopec Corp. and its affiliates in sources selected and quantities confirmed by the Company at market prices. On this basis, we believe that changes in crude oil prices should not have a material effect on our competitiveness with other domestic producers. Nevertheless, any increase in the price of crude oil could have an adverse impact on our profitability to the extent that we are unable to pass cost increases on to our customers.

Changes in crude oil prices can affect the Company’s profitability. In 2012, international crude oil prices fluctuated at a high level, primarily due to geopolitical risks in the Middle East, the European and US macroeconomic outlook and the occurrence of material changes to the demand and supply of US crude oil, and . In 2012, the price of West Texas Intermediate (“WTI”) crude oil on the New York Mercantile Exchange fluctuated within a broad range of U.S.$77-U.S.$109/barrel (U.S.$75-U.S.$114/barrel in 2011), with peak and the bottom closing prices of U.S.$109.77/barrel and U.S.$77.69/barrel, respectively (U.S.$113.93/barrel and U.S.$75.67/barrel, respectively in 2011), for the year. The peak and the bottom closing prices of Brent crude oil futures on the London Intercontinental Exchange were U.S.$126.22/barrel and U.S.$89.23/barrel, respectively (U.S.$126.64/barrel and U.S.$93.33/barrel, respectively in 2011), for the year. In 2012, the average price of WTI crude oil on the New York Mercantile Exchange was U.S.$94.145/barrel, an decrease of U.S.$0.969 or 1% from U.S.$95.114 in 2011; the average price of Brent crude oil on the London Intercontinental Exchange was U.S.$111.673/barrel, an increase of U.S.$0.761, or 0.7% from U.S.$110.95 in 2011; and the average price of a package of OPEC oil was U.S.$109.461/barrel, an increase of 1.9% compared to the daily average price of U.S.$107.47 in 2011, reaching a record high. In 2012, we processed 11,193,500 tons of crude oil (including 563,000 tons of crude oil processed on a sub-contract basis), representing an increase of 326,800 tons over the previous year or 3.01%. The volumes of imported crude oil and domestic offshore crude oil processed by us were 10,869,500 tons and 324,000 tons, respectively. As a result, the average unit cost of crude oil we processed (for our own account) increased by 3.56% from RMB5,044.64 (U.S.$809.72) per ton in 2011 to RMB5,224.38 (U.S.$838.57) per ton in 2012. Our total costs of crude oil processing reached RMB55,538.0 million (U.S$8,914.5 million) in 2012, a slight increase of 3.77%, or RMB2,016.1million (U.S.$323.6 million), compared to RMB53,521.9 million (U.S.$8,590.9 million) for 2011, which represent 62.67% of our total cost of sales.

Coal

Most of the coal used for our electricity generation is purchased through a unified system of procurement administered by Sinopec Corp., and the rest is purchased directly by us from mines. Coal is transported by rail from the mines to Qinhuangdao port and shipped by barge to Jinshanwei where it is delivered to the plant via a wharf and a conveyer system. Our cost of coal is primarily dependent on coal price and transportation charges. Although coal may be purchased from alternative sources, railroad transportation must be obtained by allocation from the Chinese government on a monthly basis.

We expect that our total requirement for coal to generate electricity in 2013 will be approximately 2.01 million tons. In 2012, we consumed approximately 2.13 million tons of coal, an increase from 2011 of 0.03 million tons.

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

We purchase some ancillary raw materials from outside sources. These raw materials include natural gas, MX, methanol, ammonia, sodium hydroxide, sulfur, acetone, acrylonitrile, PTA, propylene and a variety of catalytic agents. In 2012, the total cost of these materials accounted for approximately 14.05% of our total cost of sales. We do not expect any difficulties in obtaining a supply of any of these ancillary raw materials in amounts sufficient to meet our needs in the foreseeable future.

Sales and Marketing

Distribution

The distribution of our fuel products is subject to government regulations. We are required to sell certain refined products to the subsidiaries of Sinopec Group or customers designated by Sinopec Group. Since the second half of 2005, Sinopec Group has executed reforms to its system of selling petrochemical products and implemented what it refers to as a “Five Consolidations” strategy featuring “consolidated marketing strategy, consolidated promotion, consolidated logistics optimization, consolidated sales and consolidated branding”. As a result, the sales of our major petrochemical products are now conducted in a consolidated manner by sales agents designated by Sinopec Group. However, we have the autonomy to decide on the distribution method of our other products in accordance with market conditions. The products we sold in 2012 that were subject to planned distribution by Sinopec Group, sales by agents and sales based on our own discretion accounted for 51.16%, 43.32% and 5.52%, respectively, of the total products we sold.

We generally sell our products to large trading companies and industrial users with whom we have long-standing relationships, including Sinopec Group or customers designated by Sinopec Group. We believe that the transition to sales of major petrochemical products by agents designated by Sinopec Group will increase our distribution efficiency, reduce horizontal competition and enhance our overall bargaining power, by allowing us to benefit from Sinopec Group’s extensive and highly specialized sales network. It will also allow us to focus more of our resources on reducing production costs and enhancing our technical support.

We use long term contracts to sell most of our products. We did not experience significant write-offs or defaults on our accounts receivable or other trade accounts in 2012. In general we managed to keep a stable link between production and sales in 2012.

Product breakdown

Synthetic Fibers – In 2012, 9.49% of our synthetic fiber products were purchased by provincial and municipal government trading companies that act as intermediaries between us and end-users. No single customer accounted for more than 13.77% of our sales of synthetic fibers in 2012.

Resins and Plastics – In 2012, approximately 4.74% of our resins and plastics sales were to provincial and municipal government trading companies and approximately 63.68% were sold to industrial users. No single customer accounted for more than 3.22% of our sales of resins and plastics in 2012.

Intermediate Petrochemicals – We sell a variety of intermediate petrochemical products, none of which were sold in substantial quantities.

Sinopec Yizheng Chemical Fibre Company Limited (“Yizheng”) and Oriental Petrochemical (Shanghai) Corporation (“Oriental”) are the principal outside consumers of our paraxylene. In 2012, we sold 112.3 thousand tons and 148.9 thousand tons of paraxylene, representing 12.96% and 17.19% of our total 2012 production of such product, to Yizheng and Oriental respectively, at prices mutually agreed upon by the relevant parties.

Petroleum Products – In 2012, our primary gasoline and diesel customer was Sinopec Huadong Sales Company Limited.

Trading of Petrochemical Products – In 2012, our primary trading customer was Sinopec Chemical Commercial Holding Company Limited.

Product Pricing

Most of our products are permitted to be sold at market prices. However, four types of petroleum products (gasoline, diesel and jet fuel, and liquefied petroleum gas) that we sell are subject to varying degrees of government pricing control and are, accordingly, sold at prices set by the Chinese government, which may sometimes be below our costs. In 2010, 2011 and 2012, approximately 34.41%, 36.70% and 40.09% of our net sales were from products subject to price controls. In 2012, the domestic prices of refined oil products were not brought into line with the prices of crude oil on the international markets in a timely manner due to various policy concerns, e.g., the government’s desire to control the high inflation rate in China, which resulted in the decline of RMB539.7 million of the operating profit of our refining business over the previous year. Price controls may apply to these products in various ways. Such price controls are sometimes applied exclusively to our products, exclusively to our competitors’ products or sometimes applied to neither our products nor our competitors’ products. The Chinese government has adopted changes to the pricing mechanism for domestic refined oil to be indirectly aligned with international crude oil prices in a controlled manner through use of certain formula(s).

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

Competition

We compete principally in the Chinese domestic market where 98.86% of our products in volume were sold in 2012. In addition, the limited transportation infrastructure in China and the difficulties involved in transporting petrochemical products force companies to compete primarily on a regional basis. In 2012, 94.18% of our net sales were made to customers in Eastern China.

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

Synthetic Fibers

In 2012, we had an approximate 0.87% share and imports had an approximate 1.45% share of total domestic polyester and acrylic consumption.

The following table summarizes the competitive position of our principal synthetic fibers according to domestic sales in 2012.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal domestic competitor’s share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Acrylic	19.00%	1	Jilin Province	28.00%	21.39%

Sources: Statistics provided to us by Sinopec Group and the China National Council of Textiles.

Resins and Plastics

In 2012, we had an approximate 3.64% share and imports had an approximate 28.08% share of total domestic resins and plastics consumption. The following table summarizes the competitive position of our principal resins and plastics products according to domestic sales in 2012.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Polyester chips	5.19%	30	Jiangsu Province	12.00%	2.02%
PE	3.33%	3	Guangdong Province	5.18%	44.07%
PP	2.95%	5	Guangdong Province	3.50%	26.80%

Intermediate Petrochemicals

In 2012, we were one of the largest sellers of intermediate petrochemicals in China, holding an approximate 2.74% share of total domestic consumption, while imports had an approximate 27% share of domestic consumption. Ethylene glycol, paraxylene, benzene and butadiene are our major intermediate petrochemical products. In 2012, we were a major producer of ethylene glycol, paraxylene and benzene in China. The following table summarizes the competitive position of our principal intermediate petrochemicals according to domestic sales in 2012.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Ethylene glycol	4.32%	1	Zhejiang Province	15.00%	73.40%
Paraxylene	6.57%	2	Jiangsu Province	9.21%	47.68%
Benzene	5.61%	1	Jiangsu Province	5.30%	6.26%
Butadiene	4.95%	12	Zhejiang Province	5.78%	12.84%

Petroleum Products

In 2012, we had an approximate 1.95% share of total domestic petroleum products market while imports had an approximate 3.48% share. Although we have one of the largest refining capabilities in China, we use most of our refining capacity to produce feedstock for our own downstream processing of petrochemical products.

The domestic markets for each of our major petroleum products are geographically concentrated because these markets tend to be highly localized with individual producers controlling a large share of the markets in their locality. In 2012, we sold approximately 97.94% of our petroleum products in Eastern China.

Investments

We established Secco, a Sino-foreign equity joint venture, in late 2001 with BP and Sinopec Corp., primarily to build and operate a 900,000 ton Rated Capacity ethylene petrochemical manufacturing facility. Secco completed construction and commenced its manufacturing operations in 2005. In 2009, Secco had expanded the capacity of certain facilities to 1,090,000 tons of ethylene per annum. We own 20% of the equity interest of Secco.

In 2012, Secco achieved a sales revenue of RMB27.158 billion (U.S.$4.36 billion), representing a decrease of 1.93% from its sales revenue of RMB27.693 billion (U.S.$4.45 billion) in 2011. The decrease of sales revenue was primarily attributable to the relatively lower market demand in the second half of 2012, in correspondence to which Secco selected to control the production capacity of manufacturing facilities. Secco produced 1,040.9 thousand tons of ethylene in 2012, representing a decrease of 24.3 thousand tons over the previous year, down by 2.28%. Secco achieved a net loss of RMB349.03 million (U.S.$56.02 million) in 2012, as compared to a net profit of RMB17.04 million (U.S.$2.74 million) in 2011. The decrease in net profit was primarily due to the fluctuations of international crude oil price and the continuous increase in the price of naphtha raw material. The prices of the majority of domestic petrochemical products fell during 2012, in particular, the price of polyolefin products was at a low level. All the above reasons contributed to Secco’s net loss in 2012.

Environmental Protection

We are subject to national and local environmental protection regulations, which currently impose a graduated schedule of fees for the discharge of waste substances, require the payment of fines for pollution and provide for the forced closure of any facility that fails to comply with orders requiring it to cease or cure certain environmentally damaging practices. We have established environmental protection systems which consist of pollution control facilities to treat certain of our waste materials and to safeguard against accidents. Because of the nature of our business, however, we store a significant amount of waste substances in the plants and discharge them into the environment after such waste substances are processed and meet the discharge standards. During 2012, we were assessed a total of RMB30.77 million (U.S.$4.94 million) in fees for discharges of waste substances. As of March 31, 2013, we had not been assessed any fines for environmental violations and there were no actions pending or, to our knowledge, threatened which would result in the assessment of such a fine.

We believe our environmental protection facilities and systems are adequate for the existing national and local environmental protection regulations. In 2012, the Company continued to carry out various energy-saving and emissions reduction measures in accordance with the relevant domestic energy conservation and emissions reduction requirements, and achieved all energy-saving and emissions reduction goals set by the Chinese government during the year. In 2012, the Company’s overall level of energy consumption per RMB10,000 product value was 0.998 ton of standard coal on a par with that for 2011. Furthermore, the Company provided 57,344,700 tons of water for production (2011: 58,069,200 tons), representing a decrease of 724,500 tons, or 1.25% year-on-year, while the recycling rate of industrial water reaching 96.90%. The use volume of fresh water decreased by 2.40%.The total volume of each COD, solid wastes, industrial waste water and SO2 discharge declined by 2.97%, 18.10% 1.53% and 6.65% respectively. Various indices, such as waste water discharge compliance rate and the hazardous waste treatment ratio, comply with environmental protection requirements. The average heat efficiency rate of heaters was 91.89%, increased by 0.27 percentage points over the previous year. In 2012, the Company’s various projects, such as the Flue-gas Desulphurisation Project for Furnaces of Coal-fired Power Plants, the Removal of Foul Gas from the De-aeration Pool of the Waste Water Treatment Plants, Tail Gas Regenerative Thermal Oxidation Facilities at PTA Plants, Flare Gas Recovery System and the addition of Recycled Hydrogen Desulfurization Unit to the Diesel Hydrogenation Plant (with a capacity 550,000 tons/year), played an effective role in the energy conservation and emissions reduction.

Despite our continuous efforts to protect the environment and save energies, there can be no assurance that Chinese national or local authorities will not impose additional regulations that would require additional expenditures in respect of environmental matters in the future.

Insurance

We currently participate in a package of insurance coverage plan through Sinopec Group as its controlled subsidiary, which, as of December 31, 2012, was approximately RMB32.964 billion (U.S.$5.29 billion) on our property and facilities and approximately RMB3.511 billion (U.S.$0.56 billion) on our inventory. In addition, we maintain insurance policies for such assets as the engineering construction projects and products in transit with third-party’s commercial insurance company. The Sinopec Group insurance coverage is compulsory and applies to all enterprises controlled by Sinopec Group, pursuant to guidelines of Sinopec Group which may not be legally enforceable against Sinopec Group. Thus, there are uncertainties under Chinese law as to what percentage insurance claims we may demand against Sinopec Group.

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

Although the Chinese government is liberalizing its control over the petroleum and petrochemical industries in China, significant government regulations that limit the business strategies available to us remain. Central government agencies and their local or provincial level counterparts do not own or directly control our production plants. However, they exercise significant control over the petrochemical industry in areas such as pricing, production quotas, quality standards, allocation of raw materials and finished products, allocation of foreign exchange and Renminbi loans for capital construction projects. The Chinese government’s intentions with respect to the development objectives and policies for the petrochemical industry are stated as part of the Five Year Plans for National Economic and Social Development formulated every five years. These plans at both the national and Shanghai municipality level have identified the petrochemical industry as a “development industry”.

Historically, we were supervised by Sinopec, a ministry-level enterprise under the direct supervision of the State Council, China’s highest administrative body. As a result of a governmental restructuring in 1998, we became subject to the administration of the State Bureau of Petroleum and Chemical Industry. After its functions were terminated in March 2001, we became subject to the administration of the State Economic and Trade Commission. The State Economic and Trade Commission was dissolved in March 2003 and its function in directing the reform and management of state-owned enterprises were assumed by the State-owned Assets Supervision and Administration Commission, its function in industry planning and policy making were assumed by NDRC, and its functions in administering domestic trade, coordinating and implementing import and export plans of critical industrial products and raw materials were assumed by the Ministry of Commerce. Since then, we have been subject to the industrial oversight of these three new governmental agencies at the national level.

As part of this restructuring, Sinopec was also restructured in July 1998. The succeeding entity, Sinopec Group, was authorized to conduct a petrochemical business and to control the exploration of crude oil and natural gas and crude oil refining, mainly in the southern and eastern regions of China. China Petroleum and Natural Gas Corporation, another major state-owned petrochemical company, was also restructured, renamed China National Petroleum Corporation and authorized to conduct the same type of business, mainly in the northern and western regions of China. On December 31, 1999, Sinopec Group completed a reorganization pursuant to which certain of its core oil and gas and chemical operations and businesses and related assets and liabilities were transferred to its subsidiary, Sinopec Corp., currently our controlling shareholder.

Business Operations Relating to Iran Threat Reduction and Syria Human Rights Act of 2012

In 2012, we sourced a small amount of crude oil from Iran through a wholly-owned subsidiary of Sinopec Corp., our controlling shareholder, and such amount represented 6.3% of our total purchase volume of crude oil in 2012. Details of our 2012 purchase volume and purchase expenses are provided below:

	Volume (thousand tons)	% of total	Amount (RMB billion)	% of total
Iran	722.2	6.33	3.59	6.05
Others	10,681.0	93.67	55.78	93.95

Total	11,403.2	100.00	59.37	100.00

In addition, based on feedback to our inquiries to Sinopec Group, the controlling shareholder of Sinopec Corp., Sinopec Group, directly or indirectly, engaged in a small amount of business activities in Iran such as providing engineering support and designs. Sales revenue from these business activities accounted for 0.08% of Sinopec Group’s total unaudited sales revenue in 2012. No profits were generated from these business activities in 2012.

We have no performance obligations under any contract to continue to purchase crude oil sourced from Iran in 2013.

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

Sinopec Corp.

We are a member of a group (defined as a parent and all its subsidiaries) for purposes of the disclosure rules of the Securities and Exchange Commission. The parent company of this group is Sinopec Corp., our controlling shareholder. Sinopec Corp. is operated by separate management and from time to time uses its interest as a shareholder to direct our policies and management. We have extracted the following information regarding Sinopec Corp. from its public filings:

Overview

Sinopec Corp. is an integrated petroleum and petrochemical company with upstream, midstream and downstream operations. Based on trading volume in 2012, Sinopec Corp. is one of the largest publicly listed companies in China and one of the largest petroleum and petrochemical companies in both China and Asia. Sinopec Corp. is one of the largest refiners, distributors and marketers of gasoline, diesel, jet fuel and most other major refined products in China and Asia with principal markets in the eastern and southern regions of China. Sinopec Corp. is also a producer and distributor of petrochemicals in China and additionally explores, develops and produces crude oil and natural gas principally to supply its refining and chemical operations.

Subsidiaries

Details of Sinopec Corp.’s principal subsidiaries are given in the table below. Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong respectively, all of the below principal subsidiaries are incorporated in China.

			Percentage of equity
Name of Company	Particulars of issued capital	Type of legal entity	Percentage of equity held by Sinopec Corp. and its subsidiary	Principal activities
	(millions)		(%)
China Petrochemical International Company Limited	RMB1,400	Limited company	100.00	Trading of petrochemical products

Sinopec Chemical Commercial Holding Company Limited	RMB1,000	Limited company	100.00	Marketing and distribution of petrochemical products

Sinopec Qingdao Petrochemical Company Limited	RMB1,595	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products

Sinopec Sales Company Limited	RMB1,700	Limited company	100.00	Marketing and distribution of refined petroleum products

Sinopec Yangzi Petrochemical Company Limited	RMB13,203	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products

Sinopec Zhongyuan Petrochemical Company Limited	RMB2,400	Limited company	93.51	Manufacturing of petrochemical products

Fujian Petrochemical Company Limited	RMB5,019	Limited company	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products

			Percentage of equity
Name of Company	Particulars of issued capital	Type of legal entity	Percentage of equity held by Sinopec Corp. and its subsidiary	Principal activities
	(millions)		(%)
Sinopec Shanghai Petrochemical Company Limited	RMB7,200	Limited company	55.56	Manufacturing of synthetic fibers, resin and plastics, intermediate petrochemical products and petroleum products

Sinopec Kantons Holdings Limited	HK$207	Limited company	72.34	Trading of crude oil and petroleum products

Sinopec Yizheng Chemical Fiber Company Limited	RMB4,000	Limited company	42.00	Production and sale of polyester chips and polyester fibers

Sinopec International Petroleum Exploration and Production Company Limited	RMB8,000	Limited company	100.00	Investment in exploration, production sales, etc. of petroleum and nature gas

Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	RMB830	Limited company	60.00	Marketing and distribution of refined petroleum products

BP Sinopec (Zhejiang) Petroleum Company Limited	RMB800	Limited company	60.00	Marketing and distribution of petroleum refined products

Sinopec Qingdao Refining and Chemical Company Limited	RMB5,000	Limited company	85.00	Manufacturing of intermediate petrochemical products and petroleum products

China International United Petroleum & Chemical Co., Ltd.	RMB3,000	Limited company	100.00	Trading of crude oil and petrochemical products

Sinopec Hainan Refining & Chemical Company Limited	RMB3,986	Limited company	75.00	Manufacturing of intermediate petrochemical products and petroleum products

Sinopec (Hong Kong) Limited	HK$5,477	Limited company	100.00	Trading of crude oil and petrochemical products

Sinopec Senmei (Fujian) Petroleum Ltd.	RMB1,840	Limited Company	55.00	Marketing and distribution of refined petroleum products

Sinopec Fuel Oil Sales Company Limited	RMB2,200	Limited Company	100.00	Marketing and distribution of refined petroleum products

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

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for petroleum products and intermediate petrochemicals in 2012:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate (%)
Crude oil distillation units (2)	14,000,000	79.95
Hydrocracker (2)	3,000,000	89.36
Ethylene units (2)	850,000	108.25
Aromatics unit	835,000	103.74
PTA unit	400,000	95.47
EO/EG unit (2)	525,000	100.88
Acrylonitrile unit	130,000	105.47
*Cracking and catalyzing (2)	4,500,000	86.32
Delayed Coking (2)	2,200,000	105.41
Reforming prehydrogenation unit	750,000	85.71
C5 segregation unit (2)	205,000	121.45

*	For cracking and catalyzing units, the utilization rate of 86.32% only applies to one unit. The second unit was launched for operation in the beginning of 2013, as such its utilization rate is not available as the date of this annual report.

Our two crude oil distillation units were designed and built in China. In 2012, the actual quantity of crude oil we processed was approximately 11.1935 million tons. Our hydrocracker uses technology from United Oil Products Corporation of the United States. Our first ethylene unit uses technology from Mitsubishi Petrochemical Corporation of Japan. The second ethylene unit uses technology from ABB Lummus Global Inc. of the United States. The aromatics unit uses technology from Universal Oil Products Corporation of the United States. The PTA unit uses technology from Mitsui Petrochemical Corporation of Japan. The EO/EG unit was constructed using technology from Scientific Design Corporation of the United States.

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for resins and plastics and synthetic fibers in 2012:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate (%)
Polyester units (3)	550,000	107.71
Polyester staple units (2)	154,000	42.61
Polyester filament units	21,000	88.87
Acrylic staple fiber units (4)	141,000	117.66
PE units (3)	408,000	109.60
PP units (3)	400,000	108.27
Vinyl acetate unit (2)	102,000	91.33

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

The acrylic fiber units were built domestically, based on the design of equipment which was imported into China in the 1960s and that we substantially improved. In 1996, we acquired two additional acrylic fiber units which use technology from Kawasaki Corporation of Japan. We produce PP in three identical units using technology from Himont Corporation of Italy. The PVA unit uses technology acquired from Kuraray Corporation of Japan.

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

In 2012, the Company prioritized the HSE works, and implemented an HSE accountability system at each working level to ensure a sound safety and environment friendly practice. There were no accidents involving serious consequences such as major fires, explosions or environmental pollution during the year. Overall production remained stable. Both the number of times and the duration of unplanned shutdowns of the major production plants decreased by 49.12% and 46.42%, respectively. Important technical and economic indicators were improved, with 62.26% of such indicators reflecting a stronger performance than the previous year, and 33.02% of such indicators reaching the advanced industrial level.

Transportation-Related Fixtures

Crude oil, our principal raw material, is transported by pipeline and oil tanker to a crude oil terminal wharf and storage tanks. Our products leave the factory by water, rail, road and pipeline. In 2012, approximately 54.07% of our products by sales volume were collected by customers from our premises, and we delivered the balance. Our major ethylene customer is supplied via a pipeline. Some of the products collected by customers were also transported using our facilities.

Wharfs

We own one chemical wharf at Jinshan with five berths of 2,000, 5,000, 8,000, 10,000 and 25,000 tons. We also own a connecting pipeline capable of loading up to approximately 1.4 million tons of chemical products annually onto ocean-going barges and ships. In 2012, products representing 15.17% of total sales volume were shipped from the wharf. We also have a facility to load ships and barges which use the region’s inland waterways. In 2012, products representing 2.78% of total sales volume were shipped from these facilities. We believe that we have a competitive advantage because a greater proportion of our products are shipped by water as opposed to rail and truck, which is subject to capacity constraints on China’s rail and highway networks. Additionally, we own facilities for receiving crude oil and coal at docks that we own and transporting such materials by pipeline or conveyor to our production facilities.

We own an oil terminal wharf at Chenshan in Zhejiang Province, which is comprised of four berths, among which each of two berths is capable of handling 80,000 ton vessels, one is capable of handling 15,000 ton vessels and the other 50,000 ton vessels. Two 25 kilometer pipelines connect this oil terminal wharf with our facilities.

Rail

We own a railroad loading depot with an annual capacity of 500,000 tons. The depot provides access via a spur line to the Chinese national railway system. In 2012, products representing 1.53% of total sales volume were transported from the factory by rail. Our ability to transport products by rail is limited because of China’s overburdened railway system, the allocation of use of which remains strictly controlled by the Chinese government.

Capital Expansion Program

Our principal capital expansion projects for the near term are summarized in the table and further described below. In aggregate, we expect that total investment in the projects described will be approximately RMB2.6 billion in 2013. This amount will be funded by our own capital and by bank loans.

Name of Project	Rated Capacity (tons/year)	Start Date	Expected Completion Date	Status
The Carbon Fiber Project with a capacity of 1,500 tons/year	1,500	2010	Phase I 2012	Phase I completed
The No. 2 and No. 3 Aromatics Complexes Energy-saving Up-grade Project	N/A	2012	2014	Under construction
The SL-2 Cracking Furnace of No. 2 Ethylene Unit Transformation for Improving Energy Efficiency	N/A	2012	2013	Under construction
The Transformation for Improving Manufacturing Capacity for Epoxy Ethane	N/A	2012	2013	Under construction

N/A – not applicable.

In 2010, 2011 and 2012, we invested RMB1.357 billion, RMB3.225 billion and RMB3.811 billion respectively, in capital expansion projects.

Refining Capacity Expansion

With a view to accommodating the need to adjust our product mixes, we adhere to the direction of purchasing more heavy and low-quality crude oil, improve the overall processing procedures, enhance our reprocessing capacity, and continuously increase the operating adaptability and overall efficiency of our refining facilities. The construction of the Phase 6 Project, which follows the direction of giving considerations to both low cost and product diversity, and to both mass and refined production, emphasizes low cost and mass production in the upstream supply and high added value and refined production in the downstream production, and focuses on the reconstruction of refining facilities, fine chemicals, structure adjustment and system perfection, has been substantially completed. The construction of the Refinery Revamping and Expansion Project was completed and the relevant facilities were put into operation in December 2012.

Expansion of New and Existing Downstream Petrochemical Products

As an integrated petrochemical complex, we produce a wide range of intermediate and downstream petrochemical products. We plan to utilize our currently available resources and develop higher-margin downstream products and fine chemicals, with raw materials including cracking carbon 5, carbon 4, epoxy ethane, vinyl acetate and acrylonitrile. With a view towards enhancing our competitive power and the ability to keep sustainable development, we plan to further increase the overall resource utility rate and adjust and improve our company’s industrial structure through the measures discussed below.

To take advantage of our expertise in producing acrylics fiber and to improve our industrial structure and upgrade certain products, we plan to construct a carbon fiber project with a capacity of 1,500 tons/year. Sinopec Corp. approved the basic design for this project in December 2010; pile foundation construction was commenced in December 2010; civil engineering was commenced in February 2011 and one series of facilities under phase I were launched for trial operation in 2012.

We plan to construct a new 100,000t/a EVA production unit with imported technology. The revised feasibility study report for this project was submitted to Sinopec Corp. for approval in September 2011. The construction of this project is scheduled to be commenced in 2013 and completed in 2015.

We plan to adjust the production structure to improve No. 1 glycol unit’s capacity of producing epoxyethane by utilizing SD technology. Sinopec Corp. approved the feasibility study report for this project in April 2011. The construction was commenced in August 2012 and is scheduled to be completed in June 2013.

Other Projects

The basic design for the Up-grading Project for the Optimization of the system and reduction in energy and feedstock consumption of the No.2 PTA Plan was approved by Sinopec Corp. in May 2010. The Company started civil engineering in 2010 and the project was completed and put into operation in 2012. The feasibility study report for No. 2 and No. 3 aromatic hydrocarbon unit transformation for improving energy efficiency was approved by Sinopec Corp. in April 2011; and this project is scheduled to be commenced in 2013 and completed in 2014. The feasibility study report for No. 2 combined heat and power furnace transformation project for the purpose of achieving industrial standards and efficiency improvement was approved by Sinopec Corp. on October 28, 2011. The basic design was approved in July 2012 and the construction was completed in 2012. The feasibility study report for SL-2 cracking furnace of No. 2 ethylene unit transformation for improving energy efficiency was submitted to Sinopec Corp. for approval in July 2011. The construction was commenced in September 2012 and is scheduled to be completed in 2013.

In order to further our capacity of maintaining sustainable development and to echo the government’s requirement of protecting the environment, we planned the No.5 and No. 6 Furnace Secondary Desulfurisation Project for Department of Thermoelectric. The basic design of the project was approved by Sinopec Corp. in June 2011. The construction commenced in September 2011 and was completed in June 2012. We also plan to commence the project of dust abatement and denitrification unit construction for No. 3 and No. 4 furnaces. The feasibility study report of the project was submitted to Sinopec Corp. for approval on December 29, 2011. The construction was commenced in December 2012 and is scheduled to be completed in August 2013.

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

Critical Accounting Policies

The following discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during 2012. Our financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We based our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, our management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

Our principal accounting policies are set forth in Note 2 to our consolidated financial statements included in Item 17. Financial Statements. The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Impairments for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired,” and an impairment loss may be recognized in accordance with International Accounting Standard No. 36 “Impairment of Assets.” Long-lived assets are reviewed for indication of impairment at the end of each reporting period or whenever events or changes in circumstance have indicated that their carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling prices because quoted market prices for our assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgment relating to level of sale volume, selling price and amount of operating costs. We use all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs. During the years ended December 31, 2010, 2011 and 2012, we recognized impairment charges on property, plant and equipment of RMB238 million, RMB11 million and RMB nil, respectively.

Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual values. We review the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets, taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. There were no significant changes in these estimates during the years ended December 31, 2010, 2011 and 2012.

Impairment for bad and doubtful debts

We estimate impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. We base the estimates on the aging of the accounts receivable balance, customer credit-worthiness and historical write-off experience. If the financial condition of the customers were to deteriorate, actual impairment losses would be higher than estimated. Impairment provisions for bad and doubtful debts were a reversal of RMB3 million, a reversal of RMB2 million and a provision of
RMB0.2 million, during the years ended December 31, 2010, 2011 and 2012, respectively.

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

Management assesses the realizability of our inventories based on the estimates of the net realizable value of the inventories at the end of each reporting period. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. We base the estimates on all available information, including the current market prices of the finished goods and raw materials and historical operating costs. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. If the actual selling prices were to be lower or the costs of completion were to be higher than the estimates, the actual allowance for diminution in value of inventories could be higher than estimated. In addition, management periodically reviews inventory aging information to assess if any obsolete inventories are required to be written down at the period end. Based on our assessments, we recorded write-down of inventories of RMB12 million, RMB110 million and RMB204 million respectively for the years ended December 31, 2010, 2011 and 2012. Barring unforeseeable changes that may occur to the current economic environment in either China or worldwide, our management does not anticipate encountering major difficulties with our attempt to realize by the end of 2013 the bulk of our inventories as of December 31, 2012 after deducting for diminution in values.

Income tax

In June 2007, the State Administrative of Taxation issued a tax circular (Circular No.664) to the local tax authorities requesting the relevant local tax authorities to rectify the applicable enterprise income tax (“EIT”) for nine listed companies, which included us. After the notice was issued, we were required by the relevant tax authority to settle the EIT for 2007 at a rate of 33 percent. To date, we have not been requested by the tax authorities to pay additional EIT in respect of any years prior to 2007. There is no further development of this matter during the year ended December 31, 2012. No provision has been made in the financial statements at December 31, 2012 for this uncertainty because we believe it is not probable that the Company will be required to pay additional EIT for tax years prior to 2007.

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

In making the assessment of whether it is probable the Company will realize or utilize the deferred tax assets, we primarily rely on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilize the deferred tax assets recognized at December 31, 2012, the Company would need to generate future taxable income of at least RMB4,210 million, of which RMB1,497 million is required to be generated by 2013 prior to the expiration of the unused tax losses incurred in 2008 and RMB2,260 million is required to be generated by 2017 prior to the expiration of the unused tax losses incurred in the current year.

Management believes that it is probable that the Company will generate sufficient taxable income before the unused tax losses expire. Favorable factors include the enlargement of crude oil refinery capacity of the Company and the new pricing mechanism in the PRC for setting gasoline and diesel prices to more closely track crude oil costs. Uncertainties which could affect the estimated taxable income include various factors such as the volatility of international crude oil prices and the cyclical nature of the petroleum and petrochemical industry. Upon changes in facts and circumstances, management may conclude that deferred tax assets may not be realizable in future periods, resulting in a future reduction in the carrying amount of a deferred tax asset.

Government Policies

The impact of government economic, fiscal, and monetary policies can materially affect our financial condition, results of operations, and cash flows (see Item 3. Key Information—D. Risk Factors).

In particular, we consume large amounts of crude oil to manufacture our products of which more than 90% is imported. We attempt to mitigate the effect of increased costs due to rising crude oil prices. However, our ability to pass on these increased costs to our customers is dependent on government regulations, among other factors. Given that the increase of the sales prices of our products can lag behind the increase of crude oil costs, we sometimes fail to completely cover the increased costs by increasing our sales prices, particularly where government regulations restrict the prices of certain of our fuel products such as gasoline, diesel and jet fuel, and liquefied petroleum gas. In 2010, 2011 and 2012, approximately 34.41%, 36.70% and 40.09% of our net sales were from such products subject to price controls. In 2012, the domestic prices of refined oil products were not brought into line with the prices of crude oil in the international markets in a timely manner due to various policy concerns, e.g., the government’s desire to control the high inflation rate in China, which resulted in the decline of RMB539.7 million of the operating profit of our refining business over the previous year. Although the current price-setting mechanism for refined petroleum products in China allows the Chinese government to adjust price in the PRC market when the average international crude oil price fluctuates beyond certain levels within a certain time period (see Item 4. Information on the Company – B. Business Overview – Product Pricing), the Chinese government still retains discretion as to whether or when to adjust the prices of the refined oil products. The Chinese government generally exercises certain price control over refined oil products once international crude oil prices experience a sustained rise or become significantly volatile. Moreover, the Chinese government controls the distribution of many fuel products in China. For instance, some of our fuel products are required to be sold to designated distributors (such as the subsidiaries of Sinopec Corp.). Because we cannot freely sell our fuel products to take advantage of opportunities for higher prices we may not be able to fully cover increases in crude oil prices by increases in the sale prices of our products, which has had and will continue to have a material adverse effect on our financial condition, results of operations and cash flows.

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

Summary

The following table sets forth our sales volumes and net sales for the years indicated:

	For the year ended December 31,
	2010			2011			2012
	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales

Synthetic fibers	255.9	3,906.6	5.4	250.9	4,150.2	4.6	253.3	3,313.3	3.8

Resins and plastics	1,620.2	14,900.0	20.7	1,590.7	16,418.6	18.3	1,582.8	14,706.3	16.9

Intermediate petrochemicals	2,386.5	17,206.4	23.9	2,246.7	19,023.2	21.3	2,209.2	17,993.5	20.6

Petroleum products	6,342.8	28,733.9	39.9	6,968.1	37,350.2	41.7	6,921.0	38,301.4	43.9

Trading of petrochemical products	—	6,565.9	9.1	—	11,617.0	13.0	—	12,020.7	13.8

Others	—	783.1	1.0	—	950.5	1.1	—	882.1	1.0

Total	10,605.4	72,095.9	100.0	11,056.4	89,509.7	100.0	10,966.3	87,217.3	100.0

The following table sets forth a summary statement of the Company’s consolidated statements of operations for the years indicated:

	For the year ended December 31,
	2010		2011		2012
	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales
Synthetic fibers
Net sales	3,906.6	5.4	4,150.2	4.6	3,313.3	3.8
Operating expenses	(3,471.0)	(4.8)	(3,848.9)	(4.3)	(3,718.6)	(4.3)

Segment profit/(loss)	435.6	0.6	301.3	0.3	(405.3)	(0.5)

Resins and plastics
Net sales	14,900.0	20.7	16,418.6	18.3	14,706.3	16.9
Operating expenses	(13,908.9)	(19.3)	(16,406.6)	(18.3)	(15,997.7)	(18.4)

Segment profit/(loss)	991.1	1.4	12.0	0.0	(1,291.4)	(1.5)

Intermediate petrochemicals
Net sales	17,206.4	23.9	19,023.2	21.3	17,993.5	20.6
Operating expenses	(16,841.3)	(23.4)	(17,874.6)	(20.0)	(17,160.8)	(19.6)

Segment profit	365.1	0.5	1,148.6	1.3	832.7	1.0

Petroleum products
Net sales	28,733.9	39.9	37,350.2	41.7	38,301.4	43.9
Operating expenses	(27,593.6)	(38.3)	(37,803.6)	(42.2)	(39,294.4)	(45.0)

Segment profit/(loss)	1,140.3	1.6	(453.4)	(0.5)	(993.0)	(1.1)

Trading of petrochemical products
Net sales	6,565.9	9.1	11,617.0	13.0	12,020.7	13.8
Operating expenses	(6,551.8)	(9.1)	(11,602.0)	(13.0)	(11,974.3)	(13.7)

Segment profit	14.1	0.0	15.0	0.0	46.4	0.1

Others
Net sales	783.1	1.0	950.5	1.1	882.1	1.0
Operating expenses	(765.7)	(1.0)	(914.2)	(1.0)	(843.9)	(1.0)

Segment profit	17.4	0.0	36.3	0.1	38.2	0.0

Total
Net sales	72,095.9	100.0	89,509.7	100.0	87,217.3	100.0
Operating expenses	(69,132.3)	(95.9)	(88,449.9)	(98.8)	(88,989.7)	(102.0)

Profit/(loss) from operations	2,963.6	4.1	1,059.8	1.2	(1,772.4)	(2.0)
Net financing (costs)/income	(95.2)	(0.1)	83.5	0.1	(283.3)	(0.3)
Investment income	0.2	0.0	0.7	0.0	6.4	0.0
Share of profit of associates and jointly controlled entities	661.3	0.9	152.7	0.1	32.8	0.0

Earnings/(loss) before income tax	3,529.9	4.9	1,296.7	1.4	(2,016.5)	(2.3)
Income tax	(735.5)	(1.0)	(310.2)	(0.3)	511.4	0.6

Net income/(loss)	2,794.4	3.9	986.5	1.1	(1,505.1)	(1.7)

Attributable to:
Equity shareholders of the Company	2,769.0	3.8	956.1	1.0	(1,528.4)	(1.8)
Non-controlling interests	25.4	0.1	30.4	0.1	23.3	0.1

Net income/(loss)	2,794.4	3.9	986.5	1.1	(1,505.1)	(1.7)

Net sales represent sales revenue of the respective segments after sales taxes and surcharges. Operating expenses represent cost of sales, selling and administrative expenses and other operating expenses /income, as allocated to respective segments.

A. Results of Operations

In 2012, we witnessed a sluggish recovery of the global economy, an economic downturn in the developed countries, a general slowdown of the economic growth in the emerging economies and a significant decline in the growth of international trade. Conditions were further complicated by the severe volatility in the prices of major commodities and ups and downs in the global financial market. The world’s petrochemical industry stayed at a relatively low stage of the cycle marked by a slower rate of growth in the demand for petrochemical products and diminishing gross profits in the industry. Economic growth in China was slowing down while remaining stable due to the policy of maintaining growth and adjusting the structure of the economy. China recorded an annual GDP growth of 7.8%, which suggests a further slowdown in the growth of economy. The operation of China’s petrochemical industry remained steady in general, albeit with a decline in its growth rate. The overall profitability across the industry declined significantly, due to a number of factors such as increased downward pressure on the economy growth, weakened growth in demand, high business costs, excessive growth of capacity expansion, and intensified competition in the market of homogeneous goods.

In 2012, the international market price of crude oil fluctuated violently at high levels, which resulted in the increase of our operating costs. The Company’s oil refining business suffered losses due to the State policy related factors. The prices of petrochemical products fell sharply, and the output decreased due to the maintenance of certain production facilities. The foregoing contributed to a substantial loss of RMB1,528.4 million attributable to our shareholders for 2012.

In 2012, our turnover amounted to RMB93,008.3 million, representing a decrease of 2.63% from 2011. Our production/sale ratio was 100.06%, the receivable recovery rate was 100.05%. Our total amount of import and export was U.S.$9,016 million, representing an increase of 18.40% from 2011.

Year ended December 31, 2012 compared with year ended December 31, 2011

Net sales

Against the backdrop of the slackened economic growth at home and abroad in 2012, the overall operation of the petrochemical industry tended to decline. The excessively expanded production capacity of bulk petrochemical products and the declined rate of growth in the demand in domestic and international markets led to a more intense market competition and a substantial fall in the market prices of petrochemical products. Domestic oil consumption continued to grow while the supply of refined oil products could easily satisfy the consumption demand. In 2012, our net sales amounted to RMB87,217.3 million, representing a decrease of 2.56% from RMB89,509.7 million in 2011. For the year ended December 31, 2012, the weighted average prices (excluding tax) of our synthetic fibers, resins and plastics, and intermediate petrochemical products decreased by 20.92%, 9.98%, and 3.81%, respectively, over the previous year, while the weighted average price (excluding tax) of petroleum products increased by 3.24%.

(i) Synthetic fibers

In 2012, the net sales of synthetic fibres amounted to RMB3,313.3 million, representing a decrease of 20.17% compared to RMB4,150.2 million in the previous year. The weighted average sales price of synthetic fibres decreased by 20.92% as compared to the previous year. In particular, the weighted average sales prices of acrylic fibre and polyester fibre, the principal products of synthetic fibres, decreased by 23.54% and 16.66% over the previous year, respectively. The sales of acrylic fibre and polyester fibre accounted for 74.66% and 19.01% of the total sales of synthetic fibres, respectively.

Net sales of synthetic fibre products accounted for 3.80% of total net sales in 2012, representing a decrease of 0.80 percentage points as compared to the previous year.

(ii) Resins and plastics

The net sales of resins and plastics amounted to RMB14,706.3 million in 2012, representing a decrease of 10.43% as compared to RMB16,418.6 million in 2011, which is mainly driven by a 9.98% decrease of the weighted average sales prices of resins and plastics in 2012. Among resins and plastics products, the weighted average sales price of polyethylene for 2012 decreased by 6.68%; the weighted average sales price of polypropylene for 2012 decreased by 8.15%; the weighted average sales price of polyester pellet for 2012 decreased by 16.35%. The sales of polyethylene, polypropylene and polyester pellet accounted for 38.01%, 29.29% and 28.57% of the total sales of resins and plastics, respectively.

The net sales of resins and plastics accounted for 16.86% of total net sales in 2012, representing a decrease of 1.44 percentage points as compared to the previous year.

(iii) Intermediate petrochemicals

The net sales of intermediate petrochemical products amounted to RMB17,993.5 million in 2012, representing a decrease of 5.41% as compared to RMB19,023.2 million in 2011, with the weighted average sales price of intermediate petrochemical products decreased by 3.81% as compared to the previous year while the sales volume decreased by 1.67%. Among the intermediate petrochemical products, weighted average sales prices of paraxylene, butadiene and ethylene glycol decreased by 5.25%, 12.22% and 13.90%, respectively, while the weighted average sales price of benzene increased by 10.32%. The sales of paraxylene, butadiene, ethylene glycol and benzene accounted for 32.19%, 11.83%, 10.46% and 16.16% of the total sales of intermediate petrochemical products, respectively.

The net sales of intermediate petrochemical accounted for 20.63% of total net sales in 2012, representing a decrease of
0.67 percentage points as compared to the previous year.

(iv) Petroleum products

The net sales of petroleum products amounted to RMB38,301.4 million in 2012, representing an increase of 2.55% as compared to RMB37,350.2 million in the previous year. The weighted average sales price increased by 3.24%, while the sales volume decreased by 0.68%.

The net sales of petroleum products accounted for 43.92% of total net sales in 2012, representing an increase of 2.22 percentage points as compared to the previous year.

(v) Trading of petrochemical products

The net sales of the trading of petroleum products amounted to RMB12,020.7 million in 2012, representing an increase of 3.48% as compared to RMB11,617.0 million in the previous year. Such increase in the net sales was mainly attributable to a slight increase in the trading volume of petrochemical products as compared to the previous year.

The net sales of trading of petrochemical products accounted for 13.78% of total net sales in 2012, representing an increase of 0.78 percentage points as compared to the previous year.

(vi) Others

The net sales of others amounted to RMB882.1 million in 2012, representing a decrease of 7.20% as compared to RMB
950.5 million in the previous year. Such decrease in the net sales was mainly attributable to a decrease in our business of crude oil processed on a sub-contract basis.

The net sales of others accounted for 1.01% of the Company’s total net sales in 2012, basically at par with the previous year.

Operating expenses

Our operating expenses consist of cost of sales, selling and administrative expenses, other operating expenses and other operating income.

Our operating expenses were RMB88,989.7 million in 2012, representing a slight increase as compared to RMB88,449.9 million in 2011. Our operating expenses of petroleum products in 2012 were RMB39,294.4 million, representing an increase of 3.94% as compared to the previous year, primarily due to an increase of 3.56% in the average unit cost of crude oil processed. Our operating expenses of the trading of petrochemical products in 2012 were RMB11,974.3 million, representing an increase of 3.21% as compared to the previous year, primarily due to a slight increase in the trading volume of petrochemical products as compared to the previous year. Our operating expenses of synthetic fibres, resins and plastics, intermediate petrochemicals and others in 2012 amounted to RMB3,718.6 million, RMB15,997.7 million, RMB17,160.8 million, and RMB843.9 million, representing a decrease of 3.39%, 2.49%, 3.99%, and 7.69% as compared to the previous year, respectively, which was primarily due to decreases in both the sales volume and prices of certain petrochemical raw materials.

•	Cost of sales

Our cost of sales amounted to RMB88,617.8 million in 2012, basically as par with RMB87,881.2 million in 2011. Cost of sales accounted for 101.61% of the net sales for 2012.

•	Selling and administrative expenses

Our selling and administrative expenses amounted to RMB649.9 million in 2012, representing a decrease of 3.83% as compared to RMB675.8 million in the previous year, mainly due to a decrease in sales agency fees with respect to sales to Sinopec Chemical Commercial Holding Company Limited in line with the decrease in sales volume.

•	Other operating income

Our other operating income amounted to RMB333.8 million in 2012, representing an increase of 103.16% as compared to RMB164.3 million in the previous year, mainly due to an increase of RMB144.1 million of government grants recognized in profit or loss after fulfilling the conditions in 2012 as compared to the previous year.

•	Other operating expenses

Our other operating expenses were RMB55.8 million in 2012, basically at par with RMB57.2 million in 2011.

Profit/loss from operations

Our loss from operations amounted to RMB1,772.4 million in 2012, as compared to profit from operations of RMB1,059.8 million in the previous year. Below are the major reasons for the loss.

In 2012, the domestic prices of refined oil products were not brought into line with the prices of crude oil on the international markets in a timely manner due to various policy concerns, e.g., the government’s desire to control the high inflation rate in China, which resulted in a decline of RMB539.7 million of the operating profit of our refining business over the previous year.

The operation of our petrochemical business suffered a loss of RMB864.0 million, representing a decrease in profit of
RMB2,325.9 million compared to the previous year. The loss in our petrochemical business was mainly attributable to the slackened growth of domestic demand, the excessive expansion of production capacity, the sluggish market, the further intensified market competition and the substantial fall in the prices of petrochemical products.

Net financing costs/income

Our net financing costs were RMB283.3 million in 2012, while there was a net financing income of RMB83.5 million in 2011. The change was mainly due to a decrease of RMB213.4 million in net foreign exchange income during the reporting period as compared to the previous year resulting from the stability in the US Dollar to Renminbi exchange rate. Furthermore, a substantial amount of new borrowings was made by the Company, resulting in an increase of RMB140.6 million in interest expense.

Share of profit of associates and jointly controlled entities

In 2012, the Company’s share of profit of associates and jointly controlled entities amounted to RMB32.8 million (2011: share of profit of RMB152.7 million), representing a decrease of 78.52%, among which, the share of loss of Secco amounted to RMB75.3 million (2011: share of profit of RMB9.8 million).

Earnings/loss before income tax

Our loss before income tax was RMB2,016.5 million in 2012, as compared to earnings before income tax of RMB1,296.7 million in the previous year.

Income tax

Our income tax credit was RMB511.4 million in 2012, while the Company’s income tax expense was RMB310.2 million in the previous year. The change was primarily attributable to the deferred assets recognized in respect of the unused tax loss generated by the Company in 2012. The effective tax rate (excluding the share of profit of associates and jointly controlled entities) was 25.0% (2011: 27.1%).

In accordance with the PRC Enterprise Income Tax Law (as amended) which took effect from 1 January 2008, the income tax rate of the Company in 2012 was 25% (2011: 25%).

Net income/loss

Our net loss was RMB1,505.1 million in 2012, as compared to net income of RMB986.5 million in the previous year.

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

(vi) Others

The net sales of other activities amounted to RMB950.5 million in 2011, representing an increase of 21.38% as compared to RMB783.1 million in the previous year. Such increase in the net sales was mainly attributed to the expansion in the processing-on-sub-contract business as compared to the previous year.

Net sales of others accounted for 1.10% of our total net sales in 2011, basically at par with the previous year.

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

Selling and administrative expenses amounted to RMB675.8 million in 2011, representing an increase of 7.47% from RMB628.8 million in the previous year, primarily due to an increase in sales related transportation expenses as a result of increased sales volume of the Company in 2011, and an increase in agency fees with respect to sales to Sinopec Chemical Commercial Holding Company Limited.

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

Net financing income

Our net financing income was RMB83.5 million in 2011, while the net financing costs of 2010 amounted to RMB95.2 million. The change was primarily attributable to an increase of RMB58.6 million in net foreign exchange gain of the Company in 2011, a decrease of RMB58.2 million in interest expenses, and an increase of RMB62.0 million in interest income as compared to the previous year.

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

Income tax

Our income tax expense was RMB310.2 million in 2011, representing a decrease of RMB425.3 million from RMB735.5 million in the previous year. The change was in line with the decrease on taxable income. The effective tax rate (excluding the share of profit of associates and jointly controlled entities) was 27.1% (2010: 25.6%). The difference with the statutory tax rate of 25.0% mainly included permanent tax differences such as the non-deductible staff welfare and entertainment expenses.

In accordance with the PRC Enterprise Income Tax Law (as amended) which took effect from 1 January 2008, the income tax rate of the Company in 2011 was 25% (2010: 25%).

Net income

Our net income was RMB986.5 million in 2011, representing a decrease of RMB1,807.9 million from RMB2,794.4 million in the previous year.

B. Liquidity and Capital Resources.

We strive to have sufficient liquidity at all times to meet our liabilities when due, preparing for both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Our primary sources of funding have been cash provided by our operating activities, short term and long term loans. Our primary uses of cash have been for cost of sales, other operating expenses and capital expenditures. We prepare monthly cash flow budgets to ensure that we will always have sufficient liquidity to meet our financial obligations as they become due. We arrange and negotiate financing with financial institutions and maintain a certain level of standby credit facilities to reduce liquidity risk. We believe that our current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet our working capital requirements and repay our short term debts and obligations when they become due. In addition, we will continue to optimize our fund raising strategy from short and long term perspectives to take advantage of low interest rates by issuing corporate bonds or debts with low financing costs.

The following table sets forth a condensed summary of our consolidated statement of cash flows for the year ended December 31, 2011 and 2012.

	Year Ended December 31,
Cash flow data	2011	2012
	(Millions of RMB)
Net cash generated from/(used in) operating activities	2,220.0	(2,066.4)
Net cash used in investing activities	(2,810.2)	(4,062.1)
Net cash generated from financing activities	581.8	6,198.1
Net (decrease)/increase in cash and cash equivalents	(8.4)	69.6

Net cash generated from/used in operating activities

The net cash used in operating activities amounted to RMB2,066.4 million in 2012, representing a decrease in cash inflows of RMB4,286.4 million as compared to the net cash inflows of RMB2,220.0 million in the previous year, due to: (i) affected by the decline in our profit from operations during the reporting period, net cash outflows from loss before taxation (net of depreciation and impairment losses on property, plant and equipment) amounted to RMB333.4 million in 2012, representing a decrease of RMB3,264.4 million of cash inflows compared to net cash inflows of RMB2,931.0 million in the previous year; (ii) our increased inventory balance led to a decrease in operating cash inflow of RMB3,366.0 million in 2012 (as compared to a decrease in operating cash inflow of RMB230.1 million due to increased inventory balance at the end of the previous year); (iii) decreases in the balances of debtors, bills receivable and prepayments led to an increase in operating cash inflow of RMB992.2million in 2012 (as compared to a decrease in operating cash inflow of RMB1,015.4 million as a result of increases in such year-end balances of the previous year).

Net cash used in investing activities

Our net cash used in investing activities increased from RMB2,810.2 million in 2011 to RMB4,062.1 million in 2012. This was primarily due to (i) an increase in capital expenditure of RMB778.6 million, and (ii) a decrease in dividend income received of RMB521.2 million.

Net cash generated from financing activities

Our net cash generated from financing activities was RMB6,198.1 million in 2012, while our net cash generated from financing activities was RMB581.8 million in 2011. This was primarily due to the increase in cash inflow of RMB18,259.2 million in proceeds from loans and borrowings and a decrease in cash outflow in dividends paid of RMB345.4 million, offset by an increase in cash outflow of RMB12,988.3 million in repayment of loans, borrowing and corporate bonds.

Borrowings and banking facilities

Due to the Company’s net loss and the increasing capital expenditure for the implementation of Phase 6 Project, the Company had to take on an increased amount of borrowings in 2012 in order to maintain the balance of cash and cash equivalents at a safe level. Our total borrowing at the end of 2012 amounted to RMB12,255.2 million, representing an increase of RMB6,583.1 million as compared to the end of the previous year, of which short term debts increased by RMB5,511.8 million, and long term debts increased by RMB1,071.3 million. We have generally been able to arrange short term loans with several PRC financial institutions as necessary. The debt obligations, as of December 31, 2011 and 2012 were as follows.

	Year Ended December 31,
Debt instruments	2011	2012
	(Millions of RMB)
Short term bank loans (1)	4,852.1	10,803.9
Short term loans from a related party (2)	660.0	220.0
Long term bank loans (1)	160.0	1,231.3

	5,672.1	12,255.2

(1)	As of December 31, 2012, no loans and borrowings were secured by the way of property, plant and equipment. We obtained a credit rating of AA- for financing loans, assessed by Centrus Business Credit Consulting Co., Ltd, a credit rating agency authorized by the People’s Bank of China. As of December 31, 2012, we had standby credit facilities of RMB18,196.0 million, which are effective until the end of 2013. Out of the total banking facilities granted, amounts totaling RMB7,850.0 million was unutilized as of December 31, 2012. We believe that we will be able to renew these facilities when they expire based on our well-established relationships with various lenders.
(2)	We borrowed short term loans from a subsidiary of Sinopec Group, Sinopec Finance Company Limited, on terms no less favorable to us than terms available from the other commercial banks in China. We have entered into the Comprehensive Services Framework Agreement with Sinopec Group so as to obtain financial services from Sinopec Finance Company Limited for the three years ending December 31, 2011, 2012 and 2013.

Our ability to renew our short term loans and obtain additional external financing in the future and the cost of such financing are subject to a variety of uncertainties, including:

•	the cost of financing and the condition of financial markets;

•	our future operating performance, financial condition and cash flows; and

•	potential changes in monetary policy of the Chinese government with respect to bank interest rates and lending practices.

If we fail to rollover, extend or refinance our short term debts as necessary in a timely manner, we may be unable to meet our obligations in connection with debt servicing, trade and bills payable and/or other liabilities when they become due. See also Item 3. Key Information – D. Risk Factors - Our development and operation plans have significant capital expenditure and financing requirements, which are subject to a number of risks and uncertainties.

In light of our good credit standing and various financing channels, we believe that we will not experience any difficulty in obtain sufficient financing for our operations.

We managed to maintain our asset-liability ratio at a safe level by enhancing controls over both liabilities (including borrowings) and financing risks. We generally do not experience any seasonality in borrowings. However, due to the nature of the capital expenditures plan, long term bank loans can be arranged in advance of expenditures while short term borrowings are used to meet operational needs. The terms of our existing borrowings do not restrict its ability to pay dividends on its shares.

Liability-to-asset ratio

As at December 31, 2012, our liability-to-asset ratio was 55.29% (2011: 40.77%). The ratio is calculated by dividing total liabilities by total assets.

Capital expenditure

In 2012, our capital expenditure amounted to RMB3,811.0 million, representing an increase of 18.17% as compared to RMB3,225.0 million in capital expenditure in 2011. Major projects include the following:

Project	Total project investment RMB million	Project progress as at December 31, 2012

The Refinery Revamping and Expansion Project	6,267.0	Completion and commencement of operation

The Carbon Fiber Project with a capacity of 1,500 tons/year	848.0	Phase I completed and commencement of trial operation

The Up-grading Project for the optimization of the system and reduction in energy and feedstock consumption of the No. 2 PTA Plant	186.0	Completion and commencement of operation

The No.5 and No. 6 Furnace Secondary Desulfurisation Project for Department of Thermoelectric	129.0	Completion and commencement of operation

The No. 2 and No. 3 Aromatics Complexes Energy-saving Up-grade Project	954.0	Under construction

The SL-2 Cracking Furnace of No. 2 Ethylene Unit Transformation for Improving Energy Efficiency	115.0	Under construction

Total	8,499.0

Our capital expenditure for 2013 is estimated at approximately RMB2,600.0 million.

C. Research and Development, Patents and Licenses, etc.

We have a number of technology development units, including the Petrochemical Research Institute, the Plastics Research Institute, the Polyester Fiber Research Institute, the Acrylic Fiber Research Institute and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. Our research and development expenditures in 2010, 2011 and 2012 were RMB58.2 million, RMB79.6 million and RMB72.2 million, respectively, all representing approximately 0.1% of the total sales for each of those years.

In 2012, the Company engaged in the technical development of new products and developed a batch of new products such as polyethylene specialized materials with a high crystallization rate for heat shrinkable films, moisture absorbing and quick-drying polyester, and superfine antipilling acrylic. The Company strived to adjust its product mix and to increase the production of various high value-added products such as ternary random copolypropylene and binary random polypropylene. The high-performance PBO fiber project and industrial tests on the treatment of ethylene glycol wastewater using large biological fluidized bed have passed their examinations. Significant achievements were made in the industrial applications of YS-8810 silver catalysts. A total of 400,900 tons of new products were produced during the year, with a total product differential rate of 59.26%. A total of 44 patent applications were submitted and 10 patent licenses were awarded. Shanghai Municipal Government granted us special financial supports with an aggregate amount of RMB21.4 million with regard to 15 new and high-tech achievement projects.

The Company continued to push forward the construction of its information system and increase the level of informationization. The APC for four plants – Coking Plant 2, Acrylonitrile Plant, Polyester Plant 1 and Polyester Plant 2 – was completed and put into operation. The establishment of a process simulation system for three plants – the residue hydrogenation, catalytic cracking and gasoline adsorptive desulfurization plants was completed. The scope of implementation and application of the ERP system was extended to the whole Company. The application of information systems such as APC, HR and EM was further enhanced. The Company maintains a leadership in the industry in this regard.

We are not, in any material aspect, dependant on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

D. Trend Information

In 2013, the world economy will remain complex and challenging and will face increasing uncertainty, characterized by an obvious emergence in various forms of protectionism, and the increasing pressure of the potential inflation and asset bubbles. The world economy has entered into a period of intensive transformation and adjustment from a period of rapid growth before the world economic recession hits and continues to grow slowly. China’s economy is still in an important strategic period with opportunities. China will maintain the general macro-economic control policy featured by promoting growth while ensuring stability, continue to implement the proactive fiscal policy and the prudent monetary policy, and boost the domestic demand. China’s economy is expected to maintain a stable growth.

The development landscape of the worldwide petrochemical industry is undergoing major changes as the industry will be greatly affected by the reduction of costs of energy resources and chemical raw materials as a result of the large-scale development of shale gas in North America and the challenges to the traditional petrochemical industry posed by the development of the coal chemical industry. The competition in the petrochemical industry will be further intensified. The outlook of the international crude oil price is uncertain, which is attributable to various factors, including the uncertainties with regard to the international crude oil market and the international economic growth, the change of oil supply pattern, and social and civil unrest in the West Asia and the North Africa. The demand of energy resources may continue to decline due to the European debt crisis and the slow recovery of American economy. The crude oil prices may remain at high levels due to the geopolitical risks in the Middle East intertwine with the worldwide relaxing currency policies. The overall demand and supply structure of the international crude oil market is expected to be stable. Overall, China’s domestic consumer market will maintain stable growth. The market demand for energies and major bulk chemicals will increase and the investment in the petrochemical industry will continue to enjoy a fast growth. The operation of the petroleum and chemical industries is expected to maintain stable overall, and will pick up growth momentum as part of a steady and positive development trend.

E. Off-balance Sheet Arrangements

As of December 31, 2012, we had no contingent liabilities in respect of guarantees issued to banks in favor of our associated companies and other unlisted investments (December 31, 2011: nil). Other than our capital commitments and contingencies disclosed in Note 23 in our consolidated financial statements included in Item 17. Financial Statements, we do not have any other off-balance sheet arrangements.

F. Contractual Obligations and Commercial Commitments

The following table sets forth our obligations to make future payments under contracts effective as of December 31, 2012.

		As of December 31, 2012 Payment Due by Period
	Total	Within 1 year or on demand	More than 1 year but within 2 years	More than 2 years but within 5 years	More than 5 years
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Contractual obligations
Short term loans	11,023,877	11,023,877	—	—	—
Long term loans	1,231,340	—	370,560	860,780	—

Total contractual obligations	12,255,217	11,023,877	370,560	860,780	—

Estimated future interest payments
Fixed rate	57,300	57,300	—	—	—
Variable rate(1)	201,251	103,554	57,738	39,959	—

Total estimated future interest payments	258,551	160,854	57,738	39,959	—

Other commercial commitments
Capital commitments(2)	1,485,573	1,485,573	—	—	—

Total commercial commitments	1,485,573	1,485,573	—	—	—

(1)	The average interest rates for variable rate loans are calculated based on the year end indices.
(2)	Capital commitments refer to commitments for purchase of property, plant and equipment.

G. Other Information

Employees

Our staff costs for 2012 were RMB1,740.2 million.

As at December 31, 2012, we had 15,007 employees in total, among whom there were 8,689 production staff, 4,701 sales representatives, financial personnel and other personnel and 1,617 administrative staff. 41.33% of our employees had tertiary qualifications or above. The company has 14,910 retired employees who are under retirement insurance plans, details of which are provided under Item 6. D. Employees. As of December 31, 2012, we have terminated employment with 648 persons (including the retired and voluntary leave), accounting for 4.14% of 15,655 employees we had as of January 1, 2012.

Purchase, Sale and Investment

Except as disclosed in this report, during the year ended December 31, 2012, we engaged in no material purchase or sale of our subsidiaries or associated companies or any other material investments.

Pledge of Assets

As of December 31, 2012, we had not pledged any of our property or equipment.

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

Name	Age	Position
Directors
Wang Zhiqing (1)	50	Vice Chairman of the Board of Directors and President
Wu Haijun	50	Vice Chairman of the Board of Directors
Li Honggen	56	Director and Vice President
Ye Guohua	44	Director and Chief Financial Officer
Lei Dianwu	50	External Director
Xiang Hanyin	58	External Director
Shen Liqiang	56	Independent Director
Jin Mingda	62	Independent Director
Wang Yongshou	72	Independent Director and Director of the Remuneration and Appraisal Committee
Cai Tingji	58	Independent Director and Director of the Audit Committee
Other Executive Officers
Shi Wei	53	Vice President
Zhang Zhiliang	59	Vice President
Zhang Jianping	50	Vice President
Jin Qiang	47	Vice President
Gao Jinping	46	Vice President
Guo Xiaojun	43	Vice President
Zhang Jingming	55	Secretary of the Company and General Legal Counsel
Supervisory Committee
Zuo Qiang	50	Supervisor
Li Xiaoxia	43	Supervisor
Zhai Yalin	48	External Supervisor
Wang Liqun	55	External Supervisor
Chen Xinyuan	48	Independent Supervisor
Zhou Yunnong	70	Independent Supervisor

(1) Mr. Wang Zhiqing was nominated by the board of directors of the Company as the Chairman of the Board of Directors in the board meeting on April 19, 2013. The nomination will need to be reviewed and approved by the Company’s 2012 general shareholders meeting on June 6, 2013. Mr. Wang Zhiqing will perform the duties and powers of the Chairman of the Board of Directors before the nomination is approved.

Directors

Wang Zhiqing, 50, currently Vice Chairman, President and Deputy Secretary of the Communist Party Committee of the Company. Mr. Wang was appointed as a member of and nominated as the Chairman of the board and as the Chairman of the Nomination Committee of the Company in the board meeting on April 19, 2013. His nomination as the Chairman of the board and as the Chairman of the Nomination Committee needs to be reviewed and approved by the Company’s 2012 general shareholders meeting on June 6, 2013. Mr. Wang commenced work in 1983 and held various positions including Deputy Leader of preparatory team for the chemical fiber plant of Luoyang Petrochemical Complex, Deputy Chief Engineer of Luoyang Petrochemical Complex cum Officer-in-Charge of the preparatory team for the complex’s chemical fiber plant, and then Deputy Chief Engineer of the complex cum Director of the chemical fiber plant. From June 1999 to December 2001, Mr. Wang was Chief Engineer of Luoyang Petrochemical Complex. From February 2000 to December 2001, Mr. Wang was Vice President cum Chief Engineer of Sinopec Luoyang Company. From December 2001 to October 2006, Mr. Wang was President of Sinopec Luoyang Company. From July 2005 to May 2007, Mr. Wang was the Leader of the preparatory team for a Sinopec refinery project in Guangxi. From October 2006 to December 2008, Mr. Wang was President of Sinopec Jiujiang Company. From December 2008 to July 2010, Mr. Wang was President of Sinopec Jiujiang Company. Mr. Wang was appointed President and Deputy Secretary of the Communist Party Committee of the Company in July 2010. Mr. Wang was appointed Director and Vice Chairman of the Company in December 2010. In February 2011, Mr. Wang was appointed the Director and Chairman of the board of Secco. Mr. Wang graduated from the East China Petroleum Institute with a Bachelor of Engineering in 1983, majoring in refinery engineering, and graduated from China University of Petroleum (East China) with a Doctorate in Engineering in 2006, majoring in chemical engineering and technology. He is a senior engineer by professional title.

Wu Haijun, 50, currently Vice Chairman of the Company, Director and Vice President of Secco. Mr. Wu joined the Complex in 1984 and held various positions including Deputy Director and Director of the Company’s No.2 Chemical Plant as well as manager of the Chemical Division. He was Vice President of the Company from May 1999 to March 2006 and Director of the Company from June 2004 to June 2006. He was manager and Secretary of the Communist Party Committee of the Chemical Sales Branch Office of Sinopec Corp. from December 2005 to March 2008. From December 2005 to April 2010, he was Director of the Chemical Business Department of Sinopec Corp. In April 2010, he was appointed as Director of Secco. From April 2010 to February 2011, he served as the General Manager of Secco. In June 2010, he was appointed Director and Vice Chairman of the Company. In February 2011, Mr. Wu was appointed Vice President of Secco. Mr. Wu graduated from the East China Institute of Chemical Technology in 1984, majoring in chemical engineering, and obtained a Bachelor of Engineering degree. In 1997, he obtained an MBA from the China Europe International Business School. He is a senior engineer by professional title.

Li Honggen, 56, is Executive Director and Vice President of the Company. Mr. Li joined the Complex in 1973 and has held various positions including Deputy Director of No. 1 Chemical Plant of the Complex, Deputy Director and Director of the Ethylene Plant of the Company and Deputy Manager and Manager of the Refining and Chemical Division of the Company. From August 2000 to December 2003, he served as Vice President of Shanghai Chemical Industrial Park Development Company Limited. From August 2002 to January 2006, he served as Vice President of Secco. In March 2006, he was appointed Vice President of the Company. In June 2006, he was appointed Director of the Company. In August 2008, he was concurrently appointed Director of Shanghai Chemical Industrial Park Development Company Limited. Mr. Li graduated from East China Institute of Chemical Technology majoring in engineering management and completed a post-graduate course majoring in engineering management at East China University of Science and Technology in 1998. He is an engineer by professional title.

Shi Wei, 53, is Vice President of the Company and the leader of the preparatory group of Zhijin coal chemical project of Sinopec Corp. in Guizhou. Mr. Shi joined the Complex in 1982 and has held various positions including Assistant to the Manager, Deputy Manager of the Refining and Chemical Division of the Company, Manager of the Environmental Department, Secretary of the Communist Party Committee and manager of the Refining and Chemical Division of the Company. In October 2003, Mr. Shi was appointed Vice President of the Company. In June 2005, he was appointed Director of the Company. In May 2012, Mr. Shi was appointed the leader of the preparatory group of Zhijin coal chemical project of Sinopec Corp. in Guizhou. In 1982, Mr. Shi graduated from East China University of Science and Technology majoring in oil refining engineering and obtained a bachelor’s degree in engineering. Mr. Shi completed post-graduate studies in Business Management at East China University of Science and Technology in 1998. Mr. Shi is a senior engineer by professional title.

Ye Guohua, 44, is Chief Financial Officer of the Company. Mr. Ye joined Shanghai Gaoqiao Petrochemical Company in 1991 and has held various positions, including Deputy Chief and Chief of the Cost Accounting Section of the Finance Office, Director of the Finance Office of the Refinery Plant of Shanghai Gaoqiao Petrochemical Company and Deputy Chief Accountant and Director of the Finance Department of Sinopec Shanghai Gaoqiao Company. In October 2009, Mr. Ye was appointed Chief Financial Officer of the Company. Mr. Ye graduated with a major in accounting from the Shanghai University of Finance and Economics in July 1991. He is a senior accountant by professional title.

External Directors

Lei Dianwu, 50, is Assistant to the General Manager of Sinopec Group, Vice President and Director of Development and Planning Division of Sinopec Corp. In June 2005, Mr. Lei was elected External Director of the Company. Mr. Lei has held various positions including Deputy Director of Planning Division of Yangzi Petrochemical Company, Director of the Preparation Office of the Joint Venture of Yangzi Petrochemical Company, Vice President and Manager of production division of Yangzi BASF Stylene Company Limited. He acted as Deputy Manager and Deputy Director of the Joint Venture Office at Yangzi Petrochemical Company, Director of Project Development Department of China Dong Lian Petrochemical Limited Liabilities Company, Deputy General Manager of Yangzi Petrochemical Limited Liabilities Company and Deputy Director of Development and Planning Division of Sinopec Corp. From March 2001, he assumed the current position of Director of Development and Planning Division of Sinopec Corp. From March 2009, he assumed the current position of Assistant to General Manager of Sinopec Corp. From May 2009, he assumed the position of Vice President of Sinopec Corp. Mr. Lei has rich experience in enterprise planning and investment development management. In 1984, Mr. Lei graduated from the East China Petroleum Institute with a major in basic organic chemicals and obtained a bachelor’s degree in engineering. He is a senior engineer by professional title.

Xiang Hanyin, 58, is Deputy Director of Chemical Division of Sinopec Corp. In June 2005, Mr. Xiang was elected External Director of the Company. Mr. Xiang commenced work in February 1982 and was Deputy Director of the Chemical Plant of Yizheng Chemical Fiber Company and Director of Chemical Plant of Yizheng Chemical Fiber Co., Ltd. In February 2000, he assumed the current position of Deputy Director of the Chemical Division of Sinopec Corp. Mr. Xiang has rich experience in the management of production and operation of chemical enterprises. Mr. Xiang graduated from Nanjing Chemical College with a major in basic organic chemicals and a bachelor’s degree in engineering in 1982. In 2000, he completed post-graduate studies in enterprise management at Nanjing University. He is a senior engineer by professional title.

Independent Directors

Shen Liqiang, 56, is President and Secretary of the Communist Party Committee of the Shanghai Branch of the Industrial and Commercial Bank of China (“ICBC”). Mr. Shen was appointed as the Independent Director of the Company in June 2011. Mr. Shen has been engaged in financial business since December 1976, and has held various positions, including Deputy Director and Director of the Hangzhou Business Department of the ICBC; Deputy Director of the Accounting and Cashier Department, Deputy Director and Director of the Savings Department, Director of the Personnel Department and Assistant to the President cum Director of Personnel Department of the Zhejiang Branch of the ICBC; Vice President of the Zhejiang Branch of the ICBC; Vice President cum General Manager and Secretary of the Communist Party Committee of the Banking Department of the Zhejiang Branch of the ICBC. He was Vice President and Deputy Secretary of the Communist Party Committee of the Zhejiang Branch of the ICBC from October 2005 to March 2007, and was appointed President and Secretary of the Communist Party Committee of the Hebei Branch of the ICBC from March 2007 to June 2009. He has been President and Secretary of the Communist Party Committee of the Shanghai Branch of the ICBC since June 2009. Mr. Shen has long been engaged in banking business management and has both in-depth expertise on finance theory and extensive experience in finance practice. Mr. Shen holds a Master’s Degree in Economics and is a senior accountant by professional title. His current term of office is from June 2011 to June 2014.

Jin Mingda, 62, is Chairman and Secretary of the Communist Party Committee of Shanghai Huayi (Group) Company. Mr. Jin was appointed as the Independent Director of the Company in June 2011. Mr. Jin started working in October 1968 and has held various positions, including Deputy Secretary of the Communist Party Committee, Deputy Director, Secretary of the Communist Party Committee and Director of Shanghai Power Station Auxiliary Equipment Works Co., Ltd; General Manager and Deputy Secretary of the Communist Party Committee of Shanghai Boiler Works Co., Ltd; Vice President of Shanghai Electric (Group) Corporation; Vice President of Shanghai Electric Group Co., Ltd.; and President and Secretary of the Communist Party Committee of Shanghai Mechanical & Electrical Industry Co., Ltd. He served as Director, President and Deputy Secretary of the Communist Party Committee of Shanghai Huayi (Group) Company from November 2005 to October 2007, and Chairman and Secretary of the Communist Party Committee of Shanghai Huayi (Group) Company from October 2007. He was appointed Independent Director of Shanghai Electric Power Co., Ltd in November 2009. Mr. Jin has extensive experience in business decision-making and management of conglomerates. He possesses postgraduate qualifications and is a senior economist by professional title. His current term of office is from June 2011 to June 2014.

Wang Yongshou, 72. Mr. Wang was appointed as the Independent Director of the Company in June 2011. Mr. Wang started working in September 1964 and has held various positions, including Deputy Secretary of the Communist Party Committee, Deputy Director and Director of Plastics Factory of the Complex; Chief Economist of the Complex and Deputy President of JI. He served as President of Shanghai Jinshan Industrial Investment and Development Co., Ltd. from September 1997 to November 2001. Mr. Wang has extensive experience in corporate operation and management. Mr. Wang graduated from Zhejiang Institute of Chemical Technology in September 1964, and is a senior engineer by professional title. His current term of office is from June 2011 to June 2014.

Cai Tingji, 58, is a Fellow of the Hong Kong Institute of Certified Public Accountants, a member of the Committee of the Chinese People’s Political Consultative Conference of Jing’an District, Shanghai, and Honorary Vice-Chairman of the Federation of Returned Overseas Chinese of Jing’an District, Shanghai. Mr. Cai was appointed as the Independent Director of the Company in June 2011. Mr. Cai graduated from the Department of Accounting, Hong Kong Polytechnic University in 1978. He joined KPMG in the same year and has held various positions, including Deputy Manager and Manager of the audit department of KPMG Hong Kong Office, Managing Partner of KPMG Shanghai Office, Senior Partner of KPMG Huazhen Shanghai Office as well as Senior Partner of KPMG Huazhen in Eastern and Western China. Mr. Cai retired from KPMG Huazhen in April 2010. Mr. Cai was responsible for IPO projects for a number of large Chinese domestic enterprises in China, Hong Kong or overseas, as well as for various projects for listed companies. He possesses a wealth of professional knowledge and experience. His current term of office is from June 2011 to June 2014.

Supervisory Committee

The Company has a Supervisory Committee whose primary duty is to supervise senior management of the Company that includes the Board of Directors, managers and senior officers. The function of the Supervisory Committee is to ensure that senior management of the Company act in the interests of the Company, its shareholders and employees and in compliance with PRC law. The Supervisory Committee reports to the shareholders in the general meeting. The Articles of Association provide the Supervisory Committee with the right to investigate the business and the financial affairs of the Company and to convene shareholder’s meetings from time to time. The Supervisory Committee currently comprises of six members, two of whom are employee representatives and four of whom are external supervisors, including two independent supervisors.

Zuo Qiang, 50, is the Supervisor, Vice Secretary of the Discipline Supervisory Committee, Director of the Supervisory Office, Director of the office of the Supervisory Committee and Secretary of the Discipline Supervisory Committee of the Headquarter of the Company. Mr. Zuo joined the Complex in 1981 and has held various positions, including archivist of the Command Division for the construction of Phase II of No. 1 Chemical Plant, Head of archives of the ethylene plant, Secretary of the Youth League Committee of the ethylene plant, Secretary of the Youth League Committee of the Refining and Chemical Division of the Complex, Secretary of the Youth League Committee of the Refining and Chemical Division, Secretary of General Branch of the Communist Party Committee of Ethylene Plant No. 1 of the Refining and Chemical Division of the Company and Deputy Director of the Supervisory Office of the Company. He was appointed Secretary of the Discipline Supervisory Committee of the Headquarter of the Company in August 2008. He has been serving as Director of the Supervisory Office of the Company since April 2011. Mr. Zuo was appointed Supervisor of the Company and the Director of the office of the Supervisory Committee in June 2011. In October 2011, he was appointed the Vice Secretary of the Discipline Supervisory Committee. Mr. Zuo graduated from the Correspondence College of the Communist Party Committee School of the Central Committee in June 1993 with a major in Party & Administrative management. He is an ideologist by professional title.

Li Xiaoxia, 43, is the Supervisor and the Vice President of the Labor Union of the Company. Ms. Lee joined the Complex in 1991 and has held various positions, including Controller of the operation zone of the marine terminal of the Company, Assistant to the Workshop Director, Deputy Workshop Director and Deputy Section Chief of Storage and Transportation Area No. 2 of the Refining and Chemical Division, Deputy Secretary of the Youth League Committee of the Company and Secretary of Chief Branch of Communist Party of the Labor Union for Staff Exchange and Relocation Centre. She was appointed Secretary of the Communist Party Committee and Deputy Manager of the Refining Division of the Company in June 2008. She was appointed Supervisor of the Company in June 2011 and Vice President of the Labor Union of the Company in December 2011. Ms. Li graduated from Liaoning University of Petroleum and Chemical Technology in August 1991 with a major in petroleum and natural gas transportation. She is a senior specialist technician by professional title.

External Supervisors

Zhai Yalin, 48, is Deputy Director of the Auditing Bureau of Sinopec Group and Deputy Director of Auditing Department of Sinopec Corp. and has served as External Supervisors of the Company since June 2008. Mr. Zhai began his career in 1986 and has been successively Deputy Head of the Head Office and Director of the Auditing Department of Qianguo Refinery, Deputy Director of the General Office of Sinopec Huaxia Auditing Company, Deputy Director of the General Administrative Office of the Auditing Bureau of Sinopec Group, Director of the General Administrative Office of the Auditing Bureau of Sinopec Group, and Director of the General Administrative Office of the Auditing Bureau of Sinopec Group (Auditing Department of Sinopec Corp.). Since December 2001, Mr. Zhai has been holding concurrently the positions of Deputy Director of the Auditing Bureau of Sinopec Group and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai graduated from Jilin Siping Normal College in 1986 and is a senior economist by professional title.

Wang Liqun, 55, is Deputy Chief of the Supervisory Bureau of Sinopec and Deputy Director of the Supervisory Department of Sinopec Corp. In June 2011, he was appointed the External Supervisor of our Company. Mr. Wang started working in 1976 and has held various positions, including Deputy Director of the Manager’s Office of Beijing Yanshan Petrochemical Corporation, Director of the Personnel Department, Deputy Head and Head of the Department for Cadres of Beijing Yanshan Petrochemical Co., Ltd. He served as a member of the Standing Committee of the Communist Party Committee and Chairman of the Labor Union of Beijing Yanshan Petrochemical Co., Ltd. from August 2008 to April 2010. He has been serving as Deputy Chief of the Supervisory Bureau of Sinopec and Deputy Director of the Supervisory Department of Sinopec Corp. from April 2010. Mr. Wang graduated from Beijing Federation of Labor Unions University for Workers and Staff in 1984 with a major in environmental protection (Diploma), and graduated from Beijing University of Technology in 1997 with a major in business management (Bachelor). He is a senior economist by professional title.

Independent Supervisors

Chen Xinyuan, 48, is Dean, Professor and Tutor to doctoral students of the College of Accounting, Shanghai University of Finance and Economics. Mr. Chen was appointed the Independent Supervisor of the Company in June 2011. After graduation from the Accounting Faculty, Hangzhou College of Commerce in July 1985, Mr. Chen undertook post-graduate studies at the Accounting Faculty of Shanghai University of Finance and Economics and continued as a lecturer. He commenced his doctoral studies in accounting while teaching and received his doctorate in June 1994. He has been a tutor to doctoral students since December 1998. From June 2000 to June 2003, Mr. Chen was Independent Supervisor of the Company. From June 2003 to June 2011 Mr. Chen was appointed Independent Non-executive Director of the Company. Mr. Chen has also studied in West Germany for one year. He is an expert in financial reporting and accounting, given his experience in the academic aspects of accounting and notable achievements in accounting research. He is also experienced in business management.

Zhou Yunnong, 70. Mr. Zhou was appointed Independent Supervisor of the Company in June 2011. Mr. Zhou joined the Complex in October 1972 and held various positions including Deputy President of the Complex, Deputy Director of the Human Resource Department of Sinopec Group, Deputy Secretary of Communist Party Committee of the Complex, Vice President of the Company, Secretary of the Communist Party Committee of Sinopec Jinshan Industrial Company and the Governor of Jinshan District of Shanghai. From November 1999 to April 2002 he was a Senior Advisor to Shanghai Jinshan District. From June 2003 to June 2005, Mr. Zhou was Independent Supervisor of the Company. From June 2005 to June 2011, Mr. Zhou was Independent Non-executive Director of the Company. Mr. Zhou has extensive experience in business management and public administration management. Mr. Zhou graduated from East China Normal University in August 1964, majoring in radio. He is a senior engineer by professional title.

Senior Management

Zhang Zhiliang, 59, is a Vice President of the Company. Mr. Zhang joined the Complex in 1977 and held various positions including Deputy Director and Director of the No. 1 Chemical Plant of the Complex, as well as assistant manager and manager of the Company’s Refining and Chemical Division. He was Vice President of the Company from April 1997 to March 2006. He was Director of the Company from June 1997 to June 2003. He was Director of Secco from November 2002 to April 2010, and Vice President of Secco from January 2006 to November 2006. He was President of Secco from November 2006 to April 2010. In April 2010, he was appointed as a Vice President of the Company. Mr. Zhang graduated from Fudan University in 1977, majoring in high molecular chemistry. He graduated from Shanghai No. 2 Industrial University in 1999, majoring in Applied Computer Management. He is a senior cadre of professorate rank.

Zhang Jianping, 50, is a Vice President of the Company. Mr. Zhang was nominated as the director of the Company in the board meeting on April 19, 2013. His nomination as the director of the Company needs to be reviewed and approved by the Company’s 2012 general shareholders meeting on June 6, 2013. He joined the Complex in 1987, and successively held the positions of Deputy Chief Engineer of the Aromatics Plant of the Refining and Chemical Division, Deputy Director of the Plastic Plant, Deputy Manager of Plastics Division of the Company, Director of the Petrochemical Research Institute, Director of the Production Division of the Company, Assistant to President of the Company and Director of the Production Division. In July 2004, he was appointed Vice President of our Company. Mr. Zhang graduated in 1984 from East China Institute of Chemical Technology specializing in Petroleum Refinery and received a Master’s Degree in Petroleum Processing from the same institute in 1987. He is a qualified senior engineer by professional title.

Jin Qiang, 47, is Vice President of the Company. Mr. Jin joined Zhenhai General Petrochemical Works in 1986 and held various positions including Deputy Chief of the atmosphere and vacuum distillation unit and Deputy Chief of the heavy oil catalylic cracking plant. He then became Deputy Head and Head of the Machinery and Power Section of the Refinery Plant of Zhenhai Refining & Chemical Co., Ltd. He was appointed Deputy Director of the Utilities Department of Sinopec Zhenhai Refining & Chemical Co., Ltd (“ZRCC”) from June 2002 to April 2004, Deputy Director of the Machinery and Power Division of ZRCC from April 2004 to July 2005, Director of the Machinery and Power Division of ZRCC from July 2005 to October 2006, Director of the Machinery and Power Division of Zhenghai Refining & Chemical branch of Sinopec Corp. from October 2006 to March 2007 and Deputy Chief Engineer of Zhenghai Refining & Chemical branch of Sinopec Corp. from March 2007 to November 2011. Mr. Jing was appointed as the Vice President of the Company in November 2011. Mr. Jin graduated in July 1986 from the East China Institute of Chemical Technology specializing in chemical machinery, and graduated in July 2007 from the Graduate School of Central Party School specializing in economic management. He is a senior engineer by profession title.

Gao Jinping, 46, is the Vice President, Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee of the Company and Chairman of the Labor Union of the Company. Mr. Gao was nominated as the director of the Company in the board meeting on April 19, 2013. His nomination as the director of the Company needs to be reviewed and approved by the Company’s 2012 general shareholders meeting on June 6, 2013. Mr. Gao joined the Complex in 1990 and has held various positions including Deputy Secretary of the Communist Youth League of the Company, Deputy Secretary of the Communist Party Committee of the Experimental Plant and Chemical Division of the Company and Director of the Propaganda Division of the Company. In May 2003, Mr. Gao was appointed Deputy Secretary of the Communist Party Committee of the Company and Chairman of the Labor Union of the Company. From June 2004 to June 2006, Mr. Gao served as Director of the Company. In April 2006, Mr. Gao was appointed Secretary of the Communist Party Discipline Supervisory Committee of the Company. In June 2006, Mr. Gao was appointed Supervisor and Chairman of the Supervisory Committee of the Company. He rendered his resignation as the supervisor and Chairman of the Supervisory Committee with effect as of April 18, 2013. Mr. Gao graduated from the Food Processing Faculty of Shanghai Aquatic Products University with a major in cooling and cold storage technology and obtained a bachelor’s degree in engineering in July 1990. In 2001, he completed his post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. He has senior professional title.

Guo Xiaojun, 43, is the Vice President, the Deputy Chief Engineer and Director of the Production Department of the Company. He joined the Company in 1991 and has held various positions, including Deputy Director of the Polypropylene Workshop in the Plastics Plant of the Company, Deputy Director of the Polypropylene Plant and Director of the Polyolefin Integrated Plant in the Plastics Division as well as Deputy Chief Engineer and Assistant to the Manager of the Plastics Division. He was Deputy Manager of the Company’s Plastics Division from July 2008 to July 2009, Manager and Deputy Secretary of the Communist Party Committee of the Company’s Plastics Division from July 2009 to March 2011, and has been serving as the Deputy Chief Engineer and Director of the Production Department of the Company since March 2011. He graduated with a major in basic organic chemical engineering from the East China University of Science and Technology in July 1991, and obtained a master’s degree majoring in chemical engineering from the East China University of Science and Technology in April 2008. He is a senior engineer by professional title.

Zhang Jingming (FCIS, FCS), 55, is the Secretary of the Board of Directors, General Legal Counsel and Director of the Strategy Office of the Company. Mr. Zhang joined the Complex in 1978 and has held various positions including Project Manager and Deputy Director of the International Department, Securities Affairs Representative in Hong Kong and Deputy Director of the Board Secretariat. In June 1999, Mr. Zhang was appointed as Secretary to the Board of Directors. From June 1999 to June 2011, he concurrently served as Director of the Board Secretariat. In June 2001, Mr. Zhang was appointed Director of Strategy Research Department of the Company. In January 2005, Mr. Zhang was appointed General Counsel of the Company. In 1987, Mr. Zhang graduated from the Shanghai International Studies University majoring in English. During the period from 1992 to 1993, he was enrolled in graduate courses for the fourth Sino-British joint MBA program at Northwestern Polytechnic University and later on, Mr. Zhang went to the University of Hull in the United Kingdom for further study to earn an MBA degree and was granted the degree by the University of Hull in the United Kingdom in July 1995. In 2002, Mr. Zhang completed his graduate courses in international economic law at East China University of Political Science and Law. He is a senior economist by professional title.

B. Compensation.

The aggregate amount of cash compensation we paid to our directors, supervisors and executive officers during the year ended December 31, 2012 was approximately RMB7.598 million. In addition, directors and supervisors who are also officers or employees receive certain other benefits-in-kind, such as subsidized or free health care services, housing and transportation, which large Chinese enterprises customarily provide to their employees. No benefits are payable to members of the board or the Supervisory Committee or the executive officers upon termination of their relationship with us.

The following table sets forth the compensation on an individual basis for our directors, supervisors and executive officers who received compensation from us in 2012.

Name	Position with the Company	Remuneration in 2012
		(RMB’000) (before tax)
Rong Guangdao (1)	Former Chairman of the Board of Directors	688
Wang Zhiqing	Vice Chairman of the Board of Directors and President	688
Wu Haijun	Vice Chairman of the Board of Directors	—
Li Honggen	Director and Vice President	602
Shi Wei	Vice President and Former Director	645
Ye Guohua	Director and Chief Financial Officer	586
Lei Dianwu	External Director	—
Xiang Hanyin	External Director	—
Shen Liqiang	Independent Director	—
Jin Mingda	Independent Director	150
Wang Yongshou	Independent Director and Director of the Remuneration and Appraisal Committee	150
Cai Tingji	Independent Director and Director of the Audit Committee	150
Gao Jinping (2)	Vice President	586
Zuo Qiang	Supervisor	358
Li Xiaoxia	Supervisor	365
Zhai Yalin	External Supervisor	—
Wang Liqun	External Supervisor	—
Chen Xinyuan	Independent Supervisor	—
Zhou Yunnong	Independent Supervisor	—
Zhang Zhiliang	Vice President	631
Zhang Jianping	Vice President	586
Tang Chengjian (3)	Former Vice President	392
Jin Qiang	Vice President	586
Zhang Jingming	Company Secretary and General Legal Counsel	437

(1)	Rong Guangdao received compensation as Chairman of the Company in 2012 but no longer serves that position as the date of this annual report.
(2)	Gao Jinping received compensation as the supervisor and the Chairman of the Supervisory Committee of the Company in 2012 but no longer serves those positions as the date of this annual report.
(3)	Tang Chengjian received compensations as a Vice President of the Company in 2012 but no longer serves that position as the date of this annual report.

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

Supervisory Committee

The Supervisory Committee is responsible for ensuring that our directors and senior officers act in the interests of our company or those of our shareholders or employees and that they do not abuse their positions and powers. The Supervisory Committee has no power to overturn the decisions or actions of our directors or officers and may only recommend that they correct any acts that are harmful to our interests or the interests of our shareholders or employees. The Supervisory Committee is currently composed of six members appointed for a three year term. The term of the current members will expire in June 2014. Supervisory Committee members have the right to attend meetings of our board of directors, inspect our financial affairs and perform other supervisory functions.

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

D. Employees.

As of December 31, 2012, we had 15,007 employees.

The following table shows the approximate number of employees we had at the end of our last three years by the principal business function they performed:

	December 31,
	2010	2011	2012
Management	1,332	1,632	1,617
Engineers, technicians and factory personnel	9,023	8,857	8,689
Accounting, marketing and others	6,014	5,166	4,701

Total	16,369	15,655	15,007

Approximately 41.33% of our work force are graduates with a tertiary degree or higher. In addition, we offer our employees opportunities for education and training based upon our development and the individual performance of each employee.

A system of labor contracts has been adopted in our company. The contract system imposes discipline, provides incentives to adopt better work habits and gives us greater management control over our work force. We believe that by linking remuneration to productivity, the contract system has also improved employee morale. As of December 31, 2012, almost all of the work force was employed pursuant to labor contracts which specify the employee’s position, responsibilities, remuneration and grounds for termination. The contracts generally have short terms of one to five years and may be renewed with the agreement of both parties. The remaining personnel are employed for an indefinite term.

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

Total remuneration of our employees includes salary and bonuses. Employees also receive certain benefits in terms of housing, education and health services that we subsidize, and other miscellaneous subsidies. In 2012, we incurred RMB1,740.2 million in employment costs.

In compliance with Shanghai regulations, we and our employees participate in a defined contribution government pension scheme under which all employees upon retirement are entitled to receive pensions. In order to protect and properly enhance the living level of retired employees and improve the middle and long term incentive system, the company established an enterprise annuity plan. According to the plan, to the extent that the employees volunteer for the related payments and have been with the Company for one year or more, such employees are entitled to participate in the enterprise annuity plan. We will make payments to match the payments made by the employees after giving considerations to our profitability, the employee’s work responsibilities, contributions, and treatments post retirement based on the principle of universal benefits. The company has 14,910 retired employees under the above retirement insurance plans.

In addition to the pension benefits, pursuant to the relevant laws and regulations of the PRC, we and our employees participate in defined social security contributions for employees, such as a housing fund, basic medical insurance, supplementary medical insurance, unemployment insurance, injury insurance and maternity insurance.

E. Share Ownership.

The following table shows the ownership interests of our Directors, Supervisors and senior officers in our shares as of March 31, 2013. All shares indicated are A shares and are directly owned by the relevant persons. In each case, they represent less than 1% of the outstanding A shares. No change in shareholdings occurred. Except as disclosed below, none of the Directors, Supervisors or senior officers or their affiliates had any other beneficial interest in our issued share capital as of March 31, 2013.

Name	Position	Shares held at March 31, 2013
Rong Guangdao	Former Chairman	3,600

Wang Zhiqing	Vice Chairman and President	0

Wu Haijun	Vice Chairman	0

Li Honggen	Director and Vice President	0

Shi Wei	Vice President and Former Director	0

Ye Guohua	Director and Chief Financial Officer	0

Lei Dianwu	External Director	0

Xiang Hanyin	External Director	0

Shen Liqiang	Independent Director	0

Jin Mingda	Independent Director	0

Wang Yongshou	Independent Director and Director of the Remuneration and Appraisal Committee	3,600

Cai Tingji	Independent Director and Director of the Audit Committee	0

Gao Jinping	Former Chairman of Supervisory Committee	0

Zuo Qiang	Supervisor	0

Li Xiaoxia	Supervisor	0

Zhai Yalin	External Supervisor	0

Wang Liqun	External Supervisor	0

Chen Xinyuan	Independent Supervisor	0

Zhou Yunnong	Independent Supervisor	0

Zhang Zhiliang	Vice President	0

Zhang Jianping	Vice President	0

Jin Qiang	Vice President	0

Zhang Jingming	Company Secretary and General Legal Counsel	0

We have no employee share purchase plan, share option plan or other arrangement that involves employees in our share capital.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders.

Sinopec Corp. owns 55.56% of our share capital and is able to exercise all the rights of a controlling shareholder, including the election of directors and voting on amendments to our Articles of Association.

The table below sets forth information regarding ownership of our capital stock as of March 31, 2013 by (i) all persons who we know own more than five percent of our capital stock and (ii) our officers and directors as a group. We are not aware that any such shareholders have voting rights different from those of our other shareholders.

Title of Class	Identity of Person or Group	Number of Shares Held	Percent of Total Share Capital

Domestic Shares	Sinopec Corp.	4,000,000,000	55.56%

H Shares	HKSCC nominees Ltd.	2,294,740,101	31.87%

A Shares	Directors and Officers	7,200	less than 1%

As of March 31, 2013, a total of 2,330,000,000 H Shares were outstanding. A total of 720,000,000 circulating A Shares were outstanding on March 31, 2013.

As of March 31, 2013 a total of 1,798,984 ADSs were registered in the name of The Bank of New York Mellon, the depositary under our ADS deposit agreement. The Bank of New York Mellon has advised us that, as of March 31, 2013, 1,798,984 ADSs, representing the equivalent of 179,898,400 H Shares, were held of record by 89 other registered shareholders domiciles in and outside of the United States. We have no further information as to our shares held, or beneficially owned, by U.S. persons.

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

B. Related Party Transactions.

Intercompany service agreements and business-related dealings

During 2012, pursuant to the Mutual Product Supply and Sales Service Framework Agreement entered into by the Company and Sinopec Corp., we purchased raw materials from, and sold petroleum products and petrochemicals as well as leased properties to, Sinopec Corp. and its associates, and Sinopec Corp. and its associates acted as sales agents for our petrochemical products. Under the Comprehensive Services Framework Agreement entered into by the Company and Sinopec Group, we accepted construction and installation, engineering design, insurance agency and financial services relating to the petrochemical industry provided by Sinopec Group and its associates. The relevant connected transactions were conducted in accordance with the terms of the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement. As the Mutual Product Supply and Sales Service Framework Agreement and the Comprehensive Services Framework Agreement were set to expire on December 31, 2010, we renewed these agreements with Sinopec Corp. and Sinopec Group respectively upon approval and authorization at the 2010 Extraordinary General Meeting held on December 28, 2010. At the 2010 Extraordinary General Meeting, our shareholders also approved certain caps on the annual transaction values of certain ongoing continuing connected transactions for the years ending December 31, 2011, December 31, 2012 and December 31, 2013. The transaction amounts of the relevant connected transactions in 2012 did not exceed such caps.

The purchases by us of crude oil and related materials from, and sales of petroleum products by us to, Sinopec Corp. and its associates were conducted in accordance with the State’s relevant policy and applicable State tariffs or State guidance prices. As long as the State does not lift its control over purchases of crude oil, sales of petroleum products and pricing thereof, such connected transactions will continue to occur. We sell petrochemicals to Sinopec Corp. and its associates and Sinopec Corp. and its associates act as agents for the sales of petrochemicals in order to reduce our inventories, expand their trading, distribution and sales networks and improve our bargaining power with our customers. We lease part of the properties to Sinopec Corp. and its associates in consideration of their good financial background and credit standing. We accept construction and installation, engineering design, insurance agency and financial services relating to the petrochemical industry from Sinopec Group and its associates in order to secure steady and reliable services at reasonable prices.

The prices of the continuing connected (i.e., related-party) transactions conducted between the Company and Sinopec Group, Sinopec Corp. and its associates are determined by the parties involved after consultation pursuant to (1) the fixed price of the state; or (2) the guiding price of the state; or (3) market prices, and the conclusion of agreements for the connected transactions are in compliance with the needs of the Company’s production and operation. Therefore the above continuing connected transactions do not cause a material impact on the Company’s independence.

Type of major transactions	Connected parties	Annual cap for 2012	Transaction Amount during The reporting Period	Unit: RMB’000 Percentage Of the total Amount of the same type of transaction (%)

Mutual Product Supply and Sales Services Framework Agreement

Purchases of raw materials	Sinopec Corp. and its associates	57,700,000	52,230,820	63.30

Sales of petroleum products	Sinopec Corp. and its associates	52,000,000	37,618,198	40.42

Sales of petrochemical products	Sinopec Corp. and its associates	17,400,000	13,722,908	14.74

Property leasing	Sinopec Corp. and its associates	31,000	23,976	51.66

Agency sales of petrochemical products	Sinopec Corp. and its associates	310,000	160,903	100.00

Comprehensive Services Framework Agreement

Construction, installation and engineering design services	Sinopec Group and its associates	640,000	436,082	38.88

Petrochemical industry insurance services	Sinopec Group and its associates	141,000	115,918	65.92

Financial services	Sinopec Group and its associates	229,000	29,761	6.37

Other related party transactions

We transferred to Sinopec Corp. an 81.97% equity interest owned by our wholly owned subsidiary Shanghai Petrochemical Investment Development Company Limited in Shanghai Jin Hua Industrial Company Limited for a consideration of RMB61,600,400. The relevant transfer agreement was entered into on February 8, 2006. The transaction generated a gain of RMB24,307,946 in 2006. The pricing principle was determined on the basis of a valuation report prepared by a qualified asset valuation company independent of the Company and Sinopec Corp. and upon arm’s length negotiations between the parties. On the asset disposal date, the book value of the assets was RMB37,292,454, while the appraised value of the assets was RMB53,600,422 as at March 31, 2005.

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

We signed an agreement on December 30, 2005 to transfer our 2% equity interest in Sinopec Finance Company Limited to Sinopec Corp. for a purchase price of RMB82,000,000. In accordance with the payment terms of the agreement, we were paid the consideration on February 28, 2006.

We paid an amount of RMB164,763,000 to Sinopec Corp. and its subsidiary which consisted of equipment pre-payments and progress payments for the 380,000 tons per year glycol project and the long-cycle facility of the 3,300,000 tons per year diesel hydrogenization project. Both facilities were delivered in the first half of the year in 2006.

He Fei, a non-executive Director prior to June 18, 2002, is a partner of Haiwen & Partners, our legal advisor on Chinese laws, which has received and will continue to receive legal fees in connection with their representation of us.

Equity joint venture

Late in 2001, we established Secco, a Sino-foreign equity joint venture, together with BP and Sinopec Corp. We own a 20% interest in Secco, while BP and Sinopec Corp. own 50% and 30% interests in Secco, respectively. Secco was established to build and operate a 900,000 ton Rated Capacity ethylene petrochemical manufacturing facility to manufacture and market ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatics and by-products; provide related after-sales services and technical advice with respect to such petrochemical products and by products; and engage in polymers application development. Secco completed construction in 2005. Secco’s total registered capital is U.S.$901,440,964, of which we provided the Renminbi equivalent of U.S.$180,287,952.

HKSE connected transactions rules

We are required by HKSE listing rules to obtain advance shareholder approval for certain transactions with related parties such as Sinopec Group, Sinopec Corp., or its associates. We comply with such HKSE listing rules by obtaining advance shareholder approval at least every three years for the renewal of our framework agreements (e.g., the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement) with Sinopec Corp. and Sinopec Group for setting maximum aggregated annual values spent on the supply of products and services under these agreements. The independent non-executive directors will need to confirm each year, upon reviewing our continuing connected transaction, that these transactions are conducted in the ordinary and usual course of our business, on normal commercial terms and in accordance with the terms of these agreements.

C. Interests of Experts and Counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

Please see Item 17. Financial Statements for our audited consolidated financial statements filed as part of this annual report.

Export Sales

In 2012, export sales accounted for RMB994.3 million (U.S.$159.6 million) or 1.14% of our total net sales.

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

We expect to continue to pay dividends, although there can be no assurance as to the particular amounts that might be paid from year to year. Payment of future dividends will depend upon our revenue, financial condition, future earnings and other factors. See Item 5. Operating and Financial Review and Prospects and Item 3. Key Information – A. Selected Financial Data – Dividends.

B. Significant Changes.

No significant change has occurred since the date of the financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING.

A. Offer and Listing Details

Set forth below is certain market information relating to our H Shares, ADSs and A Shares for the periods indicated.

	The Stock Exchange of Hong Kong		The New York Stock Exchange		The Shanghai Stock Exchange
	High	Low	High	Low	High	Low
2008	4.88	1.10	61.88	14.50	13.64	3.58
2009	4.13	1.61	52.09	20.75	12.48	5.06
2010	4.11	2.58	52.27	33.13	11.11	7.16
2011	4.98	2.45	63.05	32.24	10.89	5.80
2012	3.20	1.88	41.43	24.64	6.76	4.68

2011

First Quarter	4.98	3.62	63.05	47.01	9.58	7.74
Second Quarter	4.14	3.13	51.80	40.53	10.89	8.09
Third Quarter	3.55	2.45	45.24	32.24	9.06	6.96
Fourth Quarter	3.22	2.51	43.00	32.36	7.44	5.80

2012

First Quarter	3.20	2.59	41.43	34.62	6.72	5.72
Second Quarter	2.83	2.13	36.54	27.39	6.76	5.73
Third Quarter	2.43	1.88	30.17	24.64	6.38	5.07
Fourth Quarter	2.77	1.97	36.31	25.29	5.55	4.68

2013

First Quarter	3.75	2.55	48.24	33.18	6.74	5.04

Most Recent Six Months
October 2012	2.38	1.97	30.89	25.29	5.55	5.27
November 2012	2.34	2.19	30.15	28.18	5.48	4.69
December 2012	2.77	2.24	36.31	29.15	5.32	4.68
January 2013	2.89	2.55	37.49	33.18	5.35	5.04
February 2013	3.57	2.83	44.44	37.63	6.08	5.18
March 2013	3.75	3.00	48.24	40.38	6.74	5.96

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

Our scope of business is limited to matters approved by Chinese authorities. Article 12 provides that our primary business scope includes:

Refining crude oil, petroleum products, petrochemical products, synthetic fibers and monomers, plastic products, raw materials for knitting and textile products, preparation of catalysts and recover waste catalysts, power, heat, water and gas supply, water treatment, railway cargo loading and unloading, inland water transport, wharf operation, warehousing, design, research and development, technology development, transfer, consultancy and other services, property management, lease of self-owned premises, internal staff training, design and fabrication of various advertisements, and release of advertisements on self-owned media (administrative license should be obtained when required). We may adjust these subject to approval by governmental authorities.

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

Dividend payments may be subject to Chinese withholding tax. See Item 10. Additional Information – E. Taxation.

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

Supervisory Committee

The Supervisory Committee is responsible for supervising our directors and senior officers and preventing them from abusing their positions and powers or infringing upon the rights and interests of our company or those of our shareholders and employees. The Supervisory Committee has no power over the decisions or actions of our directors or officers except for requesting the directors or officers to correct any acts that are harmful to our interests. The Supervisory Committee is currently composed of six members appointed for a three year term. It has the right to:

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

No less than 1/3rd of the Supervisory Committee must be employee representatives appointed by our employees. The remaining members are appointed by the shareholders in a general meeting, provided that our directors, general manager and senior officers are not eligible to serve as supervisors. The Supervisory Committee must meet at least once a year. Decisions of the Supervisory Committee must be made by a one-half vote. We will pay all reasonable expenses incurred by the Supervisory Committee in appointing professional advisors, such as lawyers, accountants or auditors.

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

To the extent a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of your adjusted tax basis in the H Shares or ADSs, and thereafter as capital gain. Preferential tax rates for long term capital gain may be applicable to non-corporate U.S. Holders.

We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Qualified Dividend Income. With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), for taxable years beginning before January 1, 2013, dividends that are treated as qualified dividend income (“QDI”) are taxable at a maximum tax rate of 15% or 20%. In accordance with recent legislation, including the American Taxpayer Relief Act of 2012, for individuals earning U.S.$400,000 or less per year or married couples filing jointly and earning U.S.$450,000 or less per year, the maximum individual U.S. federal income tax rate applicable to QDI generally is 15%. For individuals earning more than U.S.$400,000 per year or married couples filing jointly and earning more than U.S.$450,000 per year, the maximum U.S. federal income tax rates will increase, effective January 1, 2013, to 20% for QDI. Among other requirements, dividends generally will be treated as QDI if either (i) our H Shares or ADSs are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and which is determined to be satisfactory by the U.S. Treasury. It is expected that our ADSs will be “readily tradable” as a result of being listed on the NYSE.

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

If you have held the H Shares or ADSs for more than one year at the time of disposition, such capital gain or loss will be long- term capital gain or loss. Preferential tax rates for long term capital gain will apply to non-corporate U.S. Holders. For individuals earning U.S.$400,000 or less per year or married couples filing jointly and earning U.S.$450,000 or less per year, the maximum individual U.S. federal income tax rate applicable to long term capital gain generally is 15%. For individuals earning more than U.S.$400,000 per year or married couples filing jointly and earning more than U.S.$450,000 per year, the maximum U.S. federal income tax rates will increase, effective January 1, 2013, to 20% for long term capital gain. If you have held the H Shares or ADSs for one year or less, such capital gain or loss will be short term capital gain or loss taxable as ordinary income at your marginal income tax rate. The deductibility of capital losses is subject to limitations.

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

Certain U.S. Holders who are individuals (and under proposed regulations, certain entities) may be required to report information relating to an interest in our H Shares or ADSs, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our H Shares or ADSs. In the event a U.S. Holder does not file the information reports described above relating to ownership of a PFIC or disclosure of specified foreign financial assets, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related tax year will not close before such report is filed.

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

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

We are subject to risk resulting from fluctuations in interest rates. Our debts are fixed and variable rate bank and other loans, with original maturities ranging from 1 to 5 years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. We had no program of interest rate hedging activities and did not engage in any such activities in 2011 or 2012.

The following table provides information, by maturity date, regarding our interest rate sensitive financial instruments, which consist of fixed and variable rate short term and long term debt obligations, as of December 31, 2012 and 2011.

	As of December 31, 2012
	2013	2014	2015	2016	2017	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—
In RMB	3,183,998	—	—	—	—	3,183,998	3,183,998
Average interest rate(1)	4.95%	—	—	—	—	4.95%	—
Variable rate bank and other loans
In U.S. Dollars	7,839,879	—	—	—	—	7,839,879	7,839,879
Average interest rate(1)	2.02%	—	—	—	—	2.02%	—
In RMB	—	370,560	427,020	433,760	—	1,231,340	1,192,960
Average interest rate(1)	—	6.01%	6.01%	6.01%	—	6.01%	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

	As of December 31, 2011
	2012	2013	2014	2015	2016	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—
In RMB	889,500	125,000	—	—	35,050	1,049,550	1,048,221
Average interest rate(1)	5.54%	5.36%	—	—	6.89%	5.56%	—
Variable rate bank and other loans
In U.S. Dollars	4,622,574	—	—	—	—	4,622,574	4,622,574
Average interest rate(1)	2.33%	—	—	—	—	2.33%	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

Exchange Rate Risk

We are also exposed to foreign currency exchange rate risk as a result of our foreign currency denominated short term debt and, to a limited extent, cash and cash equivalents denominated in foreign currencies. The following table provides information, by maturity date, regarding our foreign currency exchange rate sensitive financial instruments, which consist of cash and cash equivalents, short term debt obligations as of December 31, 2012 and 2011.

	As of December 31, 2012
	2013	2014	2015	2016	2017	Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments
Cash and cash equivalents:
In Hong Kong Dollars	780	—	—	—	—	—	780	780
In U.S. Dollars	148	—	—	—	—	—	148	148
In Euro	—	—	—	—	—	—	—	—
In Japanese Yen	—	—	—	—	—	—	—	—
In Swiss Frank	—	—	—	—	—	—	—	—
Debt:
Fixed rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate (1)	—	—	—	—	—	—	—	—
Variable rate bank and other loans in U.S. Dollars	7,839,879	—	—	—	—	—	7,839,879	7,839,879
Average interest rate (1)	2.02%	—	—	—	—	—	2.02%	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

	As of December 31, 2011
	2012	2013	2014	2015	2016	Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments
Cash and cash equivalents:
In Hong Kong Dollars	669	—	—	—	—	—	669	669
In U.S. Dollars	1,471	—	—	—	—	—	1,471	1,471
In Euro	—	—	—	—	—	—	—	—
In Japanese Yen	—	—	—	—	—	—	—	—
In Swiss Frank	923	—	—	—	—	—	923	923
Debt:
Fixed rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—
Variable rate bank and other loans in U.S. Dollars	4,622,574	—	—	—	—	—	4,622,574	4,622,574
Average interest rate (1)	2.33%	—	—	—	—	—	2.33%	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

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

12D.4 Fees and Other Payments Made by The Bank of New York Mellon

From January 1, 2012 through March 31, 2013, a total of U.S.$69,484.38 was paid by The Bank of New York Mellon on our behalf for our ADSs program. Specifically, the following fees were paid on our behalf: U.S.$19,905.77 for standard out-of-pocket maintenance costs for the ADSs program (primarily consisting of expenses related to our Annual General Meeting), and U.S.$49,578.61 for investor relations services from third party vendors.

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

B. Management’s assessment report on the internal control

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

Our management assessed the effectiveness of our internal control over financial reporting based upon the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2012. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012 based on these criteria.

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

C. Report of Independent Registered Public Accounting Firm.

The Board of Directors and Shareholders of

Sinopec Shanghai Petrochemical Company Limited:

We have audited Sinopec Shanghai Petrochemical Company Limited’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sinopec Shanghai Petrochemical Company Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the management’s Assessment Report on the Internal Control. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Sinopec Shanghai Petrochemical Company Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sinopec Shanghai Petrochemical Company Limited and subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated March 27, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

March 27, 2013

D. Changes in internal control over financial reporting.

For the year ended December 31, 2012, there have been no significant changes to our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the fees charged by KPMG, our principal accountant, for certain services rendered to us during 2011 and 2012.

	For the year ended December 31,
	(in thousands of RMB)
	2011	2012
Audit fees (1)	8,500	8,850
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All other fees (4)	—	—

Total	8,500	8,850

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services rendered by our principal auditors for the audit of our financial information.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by the our principal accountant, other than the services reported under audit fees, audit-related fees and tax fees.

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

KPMG has served as our principal accountants for the audit of our consolidated financial statements since 1993. On March 27, 2013, our board of directors approved the proposed change of our principal accountants, KPMG, after the completion of the audit of our consolidated financial statements for the year ended December 31, 2012 and the effectiveness of our internal control over financial reporting as of December 31, 2012, based on recommendation from our audit committee. Such change in our principal accountants is due to the relevant regulations issued by the Ministry of Finance and the State-owned Assets Supervision and Administration Commission of the PRC. According to the relevant regulations, there are certain limits to the number of years for which an auditor may continuously undertake financial auditing work in respect of a state-owned enterprise and its subsidiaries. As a result, KPMG will not be re-appointed as our principal accountants for the year ending December 31, 2013.

The audit reports of KPMG on our consolidated financial statements as of and for the fiscal years ended December 31, 2011 and 2012 contain no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2011 and 2012 and through April 30, 2013, there have been no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of KPMG, would have caused them to make reference to the subject matter of the disagreement in connection with their report, nor have there been any reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).We have provided a copy of the foregoing disclosure to KPMG and requested that KPMG furnish a letter addressed to the SEC stating whether or not KPMG agrees with such disclosure. A copy of the letter from KPMG addressed to the SEC, dated April 30, 2013, is filed as Exhibit 15.1 to this Form 20-F.

With the approvals of our board and the audit committee, we resolved to appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (the name will be changed to PricewaterhouseCoopers Zhong Tian LLP), or PwC as our principal accountants for the year 2013, which is subject to the approval of shareholders at our forthcoming 2012 annual general meeting.

During the two most recent fiscal years and through April 30, 2013, neither we nor anyone on our behalf consulted PwC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the registrant’s financial statements, or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F) with PwC or a “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F). Also, during the two most recent fiscal years and through April 30, 2013, we have not obtained any written report or oral advice that PwC concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

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

It is required in China that no less than 1/3rd of the board members of any listed company must be independent directors, and the listed company must set forth specific requirements for the qualification and election of independent directors in compliance with PRC laws. For example, an independent director shall not hold any other position in the listed company other than being a director and shall not be influenced by the main shareholders or the controlling persons of the listed company, or by any other entities or persons with whom the listed company has a significant relationship.

The Company has complied with the relevant Chinese corporate governance rules and has implemented internal rules governing the independence and responsibilities of independent directors. The Company determines the independence of independent directors every year.

	The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	No similar requirements.

Nominating/Corporate Governance Committee	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	The board of directors can establish a nominating committee if the shareholders pass resolutions to establish such a committee. A majority of the directors on the committee shall be independent directors, who shall act as the convener. The board of directors, which formulates relevant written guidelines with respect to the nomination of directors, has established a nominating committee with a majority of the members being independent directors.

The nominating/corporate governance committee must have a written charter that addresses:

(i) the committee’s purpose and responsibilities - which, at minimum, must be to: identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or to recommend that the board select, the director nominees for the next annual meeting of shareholders; develop and recommend to the board a set of corporate governance guidelines applicable to the corporation; and oversee the evaluation of the board and management; and

(ii) an annual performance evaluation of the committee.

Relevant responsibilities of the nominating committee are similar to those stipulated by the NYSE rules, but the main responsibilities do not include the research and recommendation of corporate governance guidelines, the supervision of the evaluation of the board of directors and management, or the annual evaluation of the committee.

Compensation Committee	Listed companies must have a compensation committee composed entirely of independent directors.	The board of directors can establish a compensation and assessment committee if the shareholders pass resolutions to establish such a committee. A majority of the directors on the committee shall be independent directors, who shall act as the convener.

The purposes and responsibilities of the compensation committee stated in its charter must include:

(1) reviewing and approving the corporate goals and objectives associated the with the CEO’s compensation, evaluate the performance of the CEO in fulfilling these goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board), determine and approve the CEO’s compensation level based on such evaluation;

The responsibilities of the compensation and assessment committee include:

(1) reviewing the standards for the evaluation of directors and management, evaluate directors and management and report the results of such evaluation to the board of directors; and

(2) reviewing compensation policies and benefit plans for directors and executive officers.

(2) making recommendations to the board with respect to non-CEO executive officer compensation, and incentive-compensation and equity-based plans that are subject to board approval; and

(3) producing a committee report on executive compensation as required by the SEC to be included in the annual proxy statement or annual report filed with the SEC. The charter must also include the requirement for an annual performance evaluation of the compensation committee.

Unlike the NYSE rules, the PRC rules do not require the committee to produce a report on the executive compensation or make an annual performance evaluation of the committee. In addition, the compensation committee evaluates and reviews the compensation of directors as well as executive officers.

The board of directors of the Company has established a compensation evaluation committee with a majority of the members being independent directors who act as the convener, and the committee has established a written charter complying with the domestic corporate governance rules.

Audit Committee

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It must have a minimum of three members, and all audit committee members must satisfy the requirements for independence set forth in Section 303A.02 of the NYSE Corporate Governance Rules and , in the absence of an applicable exemption, Rule 10A-3b(1) of the Exchange Act.

The written charter of the audit committee must specify that the purpose of the audit committee is to assist the board oversight of the integrity of financial statements, the company’s compliance with legal and regulatory requirements, the qualifications and independence of the independent auditors, the performance of the listed company’s internal audit function and independent auditors.

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

	The written charter must also address the duties and responsibilities of the audit committee as required under Section 303A.07 of the NYSE Corporate Governance Rules. Each listed company must maintain an internal audit function to provide management and the audit committee with ongoing assessments of the listed company’s risk management processes and system of internal controls.	China has a similar regulatory provision, and the Company has an internal audit department.

Equity Compensation	Shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans as described under Section 303A.08 of the NYSE Corporate Governance Rules.	The relevant regulations of China require the board of directors propose plans on the amount and types of director compensation for the shareholders’ meeting to approve. The compensation plan of executive officers shall be approved by the board and announced at the shareholders’ meeting and disclosed to the public upon the approval of the board of directors.

Corporate Governance Guidelines	Listed companies must adopt and disclose corporate governance guidelines involving director qualification standards, director responsibilities, director compensation, director access to management and, as necessary and appropriate, independent advisors, director orientation and continuing education and management succession. The board should conduct a self-evaluation at least annually to determine whether it and its committees are functioning effectively.

The China Securities Regulatory Commission (the “CSRC”) has issued the Corporate Governance Rules, prescribing detailed guidelines on directors of the listed companies, including director selection, the structure of the board of directors and director performance evaluation.

The Company has complied with the above mentioned rules.

A listed company must make its corporate governance guidelines available on or through its website.

Code of Ethics for Directors, Officers and Employees	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Each listed company may determine its own policies, but all listed companies should address the most important topics, including, among others, conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of listed company assets, compliance with laws, rules and regulations (including insider trading laws), and encouraging the reporting of any illegal or unethical behavior.	There is no such requirement for a code for ethics in China. As the directors and officers of the Company have all signed a Director Service Agreement, however, they are bound by their fiduciary duties to the Company. In addition, the directors and officers must perform their legal duties in accordance with the Company Law of the PRC, relevant requirements of CSRC and Mandatory Provisions to the Charter of Companies Listed Overseas.

	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards and he or she must promptly notify the NYSE in writing of any non-compliance with any applicable provisions of Section 303A.	No similar requirements.

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

See pages F-1 to F-68.

ITEM 18.	FINANCIAL STATEMENTS.

We have elected to provide the financial statements and related information specified in Item 17 in lieu of the information called for by this Item 18.

ITEM 19.	EXHIBITS

No.	Exhibit

1.1	Translation of the amended and restated Articles of Association of Sinopec Shanghai Petrochemical Company Limited (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F
(File No. 001-12158) filed with the Commission on June 27, 2011).

2.	Amended and Restated Deposit Agreement between Sinopec Shanghai Petrochemical Company Limited and The Bank of New York Mellon dated May 11, 2011(incorporated by reference to Exhibit 2 of our annual report on Form 20-F
(File No. 001-12158) filed with the Commission on April 30, 2012).

4.1	Translation of the Product Supply and Sales Services Framework Agreement between Sinopec Shanghai Petrochemical Company Limited and China Petroleum & Chemical Corporation (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F (File No. 001-12158) filed with the Commission on June 27, 2011).

4.2	Translation of the Comprehensive Services Framework Agreement between Sinopec Shanghai Petrochemical Company Limited and China Petrochemical Corporation (incorporated by reference to Exhibit 4.2 of our annual report on Form 20-F (File No. 001-12158) filed with the Commission on June 27, 2011).

8	A list of subsidiaries of Sinopec Shanghai Petrochemical Company Limited.

12.1	Certification of President Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of President Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Letter from KPMG regarding Item 16F of this annual report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 30, 2013	/s/ WANG ZHIQING
Wang Zhiqing, President

Sinopec Shanghai Petrochemical Company Limited

Index

Years Ended December 31, 2010, 2011 and 2012

Consolidated Financial Statements of Sinopec Shanghai Petrochemical Company Limited

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Sinopec Shanghai Petrochemical Company Limited:

We have audited the accompanying consolidated balance sheets of Sinopec Shanghai Petrochemical Company Limited and subsidiaries (the “Group”) as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sinopec Shanghai Petrochemical Company Limited and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sinopec Shanghai Petrochemical Company Limited’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 27, 2013 expressed an unqualified opinion on the effectiveness of Sinopec Shanghai Petrochemical Company Limited’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China March 27, 2013

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2011 and 2012

(Amounts in thousands)

		December 31,
		2011	2012
	Note	Renminbi	Renminbi
Assets
Current assets:
Cash and cash equivalents		91,346	160,962
Inventories	12	5,582,425	8,938,077
Amounts due from related parties	13, 25(c)	639,286	1,052,842
Trade debtors, net	13	121,936	93,484
Bills receivable	13	2,988,010	2,046,657
Other debtors and prepayments	14	242,811	599,402

Total current assets		9,665,814	12,891,424

Non-current assets:
Property, plant and equipment, net	15(a)	12,501,980	17,468,748
Investment property	16	452,555	439,137
Construction in progress	17	3,852,692	612,388
Lease prepayments and other assets		825,250	1,131,123
Interest in associates and jointly controlled entities	18	2,901,305	2,867,153
Deferred tax assets	8(b)	519,269	1,052,573

Total non-current assets		21,053,051	23,571,122

Total assets		30,718,865	36,462,546

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2011 and 2012

(Amounts in thousands)

		December 31,
		2011	2012
	Note	Renminbi	Renminbi
Liabilities and Shareholders’ Equity
Current liabilities:
Loans and borrowings	19	5,512,074	11,023,877
Amounts due to related parties	25(c)	2,242,868	3,411,279
Trade creditors		3,126,495	2,886,616
Bills payable		15,688	—
Other creditors		1,352,367	1,603,022
Income tax payable		22,340	2,463

Total current liabilities		12,271,832	18,927,257

Non-current liabilities:
Loans and borrowings	19	160,050	1,231,340
Deferred income	20	91,319	—

Total non-current liabilities		251,369	1,231,340

Total liabilities		12,523,201	20,158,597

Shareholders’ equity:
Share capital	21	7,200,000	7,200,000
Reserves	22	10,725,563	8,837,166

Total equity attributable to equity shareholders of the Company		17,925,563	16,037,166
Non-controlling interests		270,101	266,783

Total equity		18,195,664	16,303,949

Total liabilities and shareholders’ equity		30,718,865	36,462,546

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Operations

For the years ended December 31, 2010, 2011 and 2012

(Amounts in thousands, except per share data)

		Years ended December 31,
		2010	2011	2012
	Note	Renminbi	Renminbi	Renminbi
Sales	26(b)	77,520,699	95,518,856	93,008,338
Less: Sales taxes and surcharges		(5,424,817)	(6,009,203)	(5,791,064)

Net sales		72,095,882	89,509,653	87,217,274
Cost of sales	4	(68,317,413)	(87,881,160)	(88,617,789)

Gross profit/(loss)		3,778,469	1,628,493	(1,400,515)
Selling and administrative expenses		(628,761)	(675,771)	(649,906)

		3,149,708	952,722	(2,050,421)
Other operating income	5	109,842	164,286	333,754
Other operating expenses	6	(295,956)	(57,184)	(55,779)

Profit/(loss) from operations		2,963,594	1,059,824	(1,772,446)

Financing income		178,462	299,036	86,545
Financing expenses		(273,681)	(215,494)	(369,802)

Net financing (costs)/income	7	(95,219)	83,542	(283,257)

Investment income		215	685	6,446

Share of profit of associates and jointly controlled entities		661,288	152,655	32,784

Earnings/(loss) before income tax		3,529,878	1,296,706	(2,016,473)
Income tax	8(a)	(735,497)	(310,184)	511,331

Net income/(loss)		2,794,381	986,522	(1,505,142)

Attributable to:
Equity shareholders of the Company		2,769,023	956,106	(1,528,397)
Non-controlling interests		25,358	30,416	23,255

Net income/(loss)		2,794,381	986,522	(1,505,142)

Earnings/(loss) per share	9
Basic		RMB 0.38	RMB 0.13	RMB (0.21)

Diluted		RMB 0.38	RMB 0.13	RMB (0.21)

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2010, 2011 and 2012

(Amounts in thousands)

		Years ended December 31,
		2010	2011	2012
	Note	Renminbi	Renminbi	Renminbi
Net income/(loss)		2,794,381	986,522	(1,505,142)
Other comprehensive income for the year	11	—	—	—

Total comprehensive income/(loss) for the year		2,794,381	986,522	(1,505,142)

Attributable to:
Equity shareholders of the Company		2,769,023	956,106	(1,528,397)
Non-controlling interests		25,358	30,416	23,255

Total comprehensive income/(loss) for the year		2,794,381	986,522	(1,505,142)

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2010, 2011 and 2012

(Amounts in thousands)

		Attributable to equity shareholders of the Company
	Note	Share capital	Share premium	Reserves	Retained earnings	Total	Non-controlling interests	Total Equity
		Renminbi	Renminbi	Renminbi	Renminbi	Renminbi	Renminbi	Renminbi
Balance at January 1, 2010		7,200,000	2,420,841	4,805,946	709,647	15,136,434	294,285	15,430,719
Changes in equity for 2010:
Net income for the year		—	—	—	2,769,023	2,769,023	25,358	2,794,381
Other comprehensive income		—	—	—	—	—	—	—

Total comprehensive income for the year		—	—	—	2,769,023	2,769,023	25,358	2,794,381

Dividends approved in respect of the previous year	10(b)	—	—	—	(216,000)	(216,000)	—	(216,000)
Appropriation of profits		—	—	279,548	(279,548)	—	—	—
Dividends paid by subsidiaries to non-controlling shareholders		—	—	—	—	—	(59,790)	(59,790)

Balance at December 31, 2010		7,200,000	2,420,841	5,085,494	2,983,122	17,689,457	259,853	17,949,310

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2010, 2011 and 2012

(Amounts in thousands)

		Attributable to equity shareholders of the Company
	Note	Share capital	Share premium	Reserves	Retained earnings	Total	Non-controlling interests	Total Equity
		Renminbi	Renminbi	Renminbi	Renminbi	Renminbi	Renminbi	Renminbi
Balance at January 1, 2011		7,200,000	2,420,841	5,085,494	2,983,122	17,689,457	259,853	17,949,310
Changes in equity for 2011:
Net income for the year		—	—	—	956,106	956,106	30,416	986,522
Other comprehensive income		—	—	—	—	—	—	—

Total comprehensive income for the year		—	—	—	956,106	956,106	30,416	986,522

Dividends approved in respect of the previous year	10(b)	—	—	—	(720,000)	(720,000)	—	(720,000)
Appropriation of profits	22	—	—	70,456	(70,456)	—	—	—
Appropriation of safety production fund	22	—	—	21,777	(21,777)	—	—	—
Dividends paid by subsidiaries to non-controlling shareholders		—	—	—	—	—	(20,168)	(20,168)

Balance at December 31, 2011		7,200,000	2,420,841	5,177,727	3,126,995	17,925,563	270,101	18,195,664

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2010, 2011 and 2012

(Amounts in thousands)

		Attributable to equity shareholders of the Company
	Note	Share capital	Share premium	Reserves	Retained earnings	Total	Non-controlling interests	Total Equity
		Renminbi	Renminbi	Renminbi	Renminbi	Renminbi	Renminbi	Renminbi
Balance at January 1, 2012		7,200,000	2,420,841	5,177,727	3,126,995	17,925,563	270,101	18,195,664
Changes in equity for 2012:
Net (loss)/income for the year		—	—	—	(1,528,397)	(1,528,397)	23,255	(1,505,142)
Other comprehensive income		—	—	—	—	—	—	—

Total comprehensive (loss)/income for the year		—	—	—	(1,528,397)	(1,528,397)	23,255	(1,505,142)

Dividends approved in respect of the previous year	10(b)	—	—	—	(360,000)	(360,000)	—	(360,000)
Utilization of safety production fund	22	—	—	(13,598)	13,598	—	—	—
Dividends paid by subsidiaries to non-controlling shareholders		—	—	—	—	—	(26,573)	(26,573)

Balance at December 31, 2012		7,200,000	2,420,841	5,164,129	1,252,196	16,037,166	266,783	16,303,949

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2010, 2011 and 2012

(Amounts in thousands)

		Years ended December 31,
	Note	2010	2011	2012
		Renminbi	Renminbi	Renminbi
Net cash generated from/(used in) operating activities	(a)	3,973,719	2,219,994	(2,066,385)

Cash flows from investing activities:
Interest income received		37,375	99,345	86,545
Dividend income received		89,817	588,118	66,936
Proceeds from disposal of property, plant and equipment and other long term assets		66,347	70,344	24,504
Proceeds from disposal of investments		700,000	700,000	49,743
Capital expenditure		(1,356,845)	(3,481,235)	(4,259,859)
Purchase of investments and interests in associates		—	(786,751)	(30,000)

Net cash used in investing activities		(463,306)	(2,810,179)	(4,062,131)

Cash flows from financing activities:
Proceeds from loans and borrowings		39,355,780	35,106,127	53,365,372
Proceeds from issuance of corporate bonds		1,000,000	—	—
Repayment of loans and borrowings		(42,631,344)	(32,791,261)	(46,779,614)
Redemption of corporate bonds		(1,000,000)	(1,000,000)	—
Dividends paid to equity shareholders of the Company		(200,510)	(712,891)	(361,051)
Dividends paid by subsidiaries to non-controlling shareholders		(59,790)	(20,168)	(26,573)

Net cash (used in)/generated from financing activities		(3,535,864)	581,807	6,198,134

Net (decrease)/increase in cash and cash equivalents		(25,451)	(8,378)	69,618
Cash and cash equivalents at the beginning of year		125,917	100,110	91,346
Effect of exchange rate fluctuations on cash held		(356)	(386)	(2)

Cash and cash equivalents at the end of year		100,110	91,346	160,962

See accompanying notes to consolidated financial statements.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

AND SUBSIDIARIES

Notes to the Consolidated Statements of Cash Flows

For the years ended December 31, 2010, 2011 and 2012

(Amounts in thousands)

(a)	Reconciliation of earnings/(loss) before income tax to net cash generated from/(used in) operating activities

	Years ended December 31,
	2010	2011	2012
	Renminbi	Renminbi	Renminbi
Earnings/(loss) before income tax	3,529,878	1,296,706	(2,016,473)
Interest income	(37,375)	(99,345)	(86,545)
Share of profit of associates and jointly controlled entities	(661,288)	(152,655)	(32,784)
Gain on disposal of investment by a subsidiary	—	—	(6,446)
Gain on sale of available-for-sale financial assets	(215)	(685)	—
Interest expense	273,681	215,494	356,103
Depreciation of property, plant and equipment	1,641,961	1,610,450	1,669,778
Depreciation of investment property	13,256	13,250	13,250
Impairment losses on property, plant and equipment	238,200	10,552	—
Amortization of lease prepayments	19,573	18,401	18,323
Unrealized exchange gain	(29,845)	(50,480)	(16,887)
Loss on disposal of property, plant and equipment and other long term assets, net	34,635	18,006	20,765
Decrease/(increase) in inventories	1,531,533	(230,124)	(3,366,017)
(Increase)/decrease in debtors, net, bills receivable and prepayments	(1,571,121)	(1,015,449)	992,248
Increase in trade creditors, other creditors and bills payable	1,161,697	297,014	131,269
(Decrease)/increase in balances due to related parties, net	(1,881,447)	573,783	754,855

Cash generated from/(used in) operations	4,263,123	2,504,918	(1,568,561)

Interest paid	(270,113)	(261,437)	(454,864)
Income tax paid	(19,291)	(23,487)	(42,960)

Net cash generated from/(used in) operating activities	3,973,719	2,219,994	(2,066,385)

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

These financial statements have been approved by the Board of Directors on March 27, 2013.

1.	ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PREPARATION (continued)

At December 31, 2012, the following list contains the particulars of subsidiaries, all of which are limited companies established and operating in the PRC, which principally affected the results and assets of the Group.

Company	Registered Capital	Percentage of equity held by the Company	Percentage of equity held by subsidiaries	Principal activities
		%	%
Shanghai Petrochemical Investment Development Company Limited	RMB 1,000,000	100	—	Investment management
China Jinshan Associated Trading Corporation	RMB 25,000	67.33	—	Import and export of petrochemical products and equipment
Shanghai Jinchang Engineering Plastics Company Limited	US$ 9,154	—	74.25	Production of polypropylene compound products
Shanghai Golden Phillips Petrochemical Company Limited	US$ 50,000	—	60	Production of polyethylene products
Zhejiang Jin Yong Acrylic Fibre Company Limited	RMB 250,000	75	—	Production of acrylic fiber products
Shanghai Golden Conti Petrochemical Company Limited	RMB 545,776	—	100	Production of petrochemical products

None of the subsidiaries have issued any debt securities.

1.	ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PREPARATION (continued)

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements are prepared on the historical cost basis except for available-for-sale financial assets (see note 2(b)) which are stated at fair value.

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

Judgments made by management in the application of IFRS that have significant effect on the financial statements and major sources of estimation uncertainty are disclosed in note 27.

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

Non-controlling interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statements of operations and the consolidated statements of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in accordance with notes 2(i) or 2(j) depending on the nature of the liability.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see note 2(b)) or, when appropriate, the cost on initial recognition of an investment in an associate or jointly controlled entity (see note 2(a)(ii)).

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

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method. Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (see note 2(s)). Any acquisition-date excess over cost, the Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognized in the consolidated statements of operations, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognized in the consolidated statements of comprehensive income. For the periods presented, no adjustments have been made (or are necessary) to conform the associate’s or jointly controlled entity’s accounting policies to those of the Group as there are no material differences between the accounting policies adopted by the associate and the jointly controlled entity and the Group.

When the Group’s share of losses exceeds its interest in the associate or the jointly controlled entity, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest is the carrying amount of the investment under the equity method together with the Group’s long term interests that in substance form part of the Group’s net investment in the associate or the jointly controlled entity.

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

When the Group ceases to have significant influence over an associate or joint control over a jointly controlled entity, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see note 2(b)) or, when appropriate, the cost on initial recognition of an investment (see note 2(b)).

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

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (see note 2(s)).

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

Depreciation is calculated to write off the costs of property, plant and equipment over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values, as follows:

Buildings	12 to 40 years
Plant and machinery	5 to 20 years
Vehicles and other equipment	4 to 20 years

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(c)	Property, plant and equipment (continued)

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

Investment properties are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(s)). Depreciation is provided over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values. Estimated useful life of the investment property is 40 years.

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

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost less government grants that compensate the Group for the cost of construction, and impairment losses (see note 2(s)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the period of construction.

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

(h)	Trade receivables, bills and other receivables

Trade receivables, bills and other receivables are initially recognized at fair value and thereafter stated at amortized cost using the effective interest method less allowance for impairment of doubtful debts (see note 2(s)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of doubtful debts.

Trade receivables, bills and other receivables are derecognized if the Group’s contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial assets to another party without retaining control or substantially all risks and rewards of the assets.

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(i)	Interest-bearing borrowings

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

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(m)	Revenue recognition

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

(o)	Net financing (costs)/income

Net financing (costs)/income comprise interest payable on borrowings calculated using the effective interest rate method, interest income on bank deposits, foreign exchange gains and losses and bank charges.

Interest income from bank deposits is recognized in profit or loss as it accrues using the effective interest method.

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(o)	Net financing (costs)/income (continued)

All interest and other costs incurred in connection with borrowings are expensed as incurred and included as part of net financing costs, except to the extent that they are capitalized as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

(p)	Repairs and maintenance expenses

Repairs and maintenance expenses are charged to profit or loss as and when they are incurred.

(q)	Research and development costs

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

(r)	Employee benefits

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

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(s)	Impairment loss

(i)	Trade accounts receivable, bills and other receivables and investments in equity securities other than investments in associates and jointly controlled entities, that do not have a quoted market price in an active market are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognized.

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

For investments in associates and jointly controlled entities recognized using the equity method (note 2(a)(ii)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with note 2(s)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with note 2(s)(ii).

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(s)	Impairment loss (continued)

(ii)	Impairment of other long-lived assets is accounted for as follows:

The carrying amounts of other long-lived assets, including property, plant and equipment, construction in progress, lease prepayments, other assets and investments in associates and jointly controlled entities, are reviewed at each balance sheet date to identify indications that the asset may be impaired. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount.

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

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(t)	Dividends payable

Dividends are recognized as a liability in the period in which they are declared.

(u)	Income tax

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

(w)	Related parties

(i)	A person, or a close member of that person’s family, is related to the Group if that person:

(1)	has control or joint control over the Group;

(2)	has significant influence over the Group; or

(3)	is a member of the key management personnel of the Group or the Group’s parent.

(ii)	An entity is related to the Group if any of the following conditions applies:

(1)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(2)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(3)	Both entities are joint ventures of the same third party.

(4)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(5)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(6)	The entity is controlled or jointly controlled by a person identified in (i).

(7)	A person identified in (i)(1) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

2.	PRINCIPAL ACCOUNTING POLICIES (continued)

(x)	Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s chief operating decision maker for the purposes of allocating resources to, and assessing the performance of the Group’s various lines of business.

3.	CHANGES IN ACCOUNTING POLICIES

The IASB has issued a few amendments to IFRS that are first effective for the current accounting period of the Group. None of the developments are relevant to the accounting policies applied in the financial statements for the years presented.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

4.	COST OF SALES

Cost of sales represents:

	Years ended December 31,
	2010	2011	2012
Costs of raw materials
-crude oil	39,694,617	53,521,866	55,537,991
-other ancillary materials	14,699,011	14,846,848	12,457,296
Depreciation of property, plant and equipment	1,640,877	1,609,656	1,669,376
Depreciation of investment property	13,256	13,250	13,250
Repairs and maintenance	1,016,530	1,093,339	984,486
Research and development	58,242	79,573	72,174
Employees’ pension costs
-municipal retirement scheme costs	209,133	221,573	249,115
-supplementary retirement scheme costs	52,974	54,002	62,189
Staff costs	1,404,129	1,662,559	1,704,330
Amortization of lease prepayments	19,573	18,401	18,323
Fuel and power	2,197,707	2,683,934	2,754,267
Costs of merchandise	6,502,085	11,480,908	11,886,346
Others	809,279	595,251	1,208,646

	68,317,413	87,881,160	88,617,789

5.	OTHER OPERATING INCOME

Other operating income represents:

	Years ended December 31,
	2010	2011	2012
Income from pipeline transportation services	15,074	17,108	17,502
Gain on disposal of property, plant and equipment	2,425	3,119	3,905
Rental income from investment property	39,662	41,758	46,413
Government grants	27,211	66,965	211,044
Others	25,470	35,336	54,890

	109,842	164,286	333,754

6.	OTHER OPERATING EXPENSES

Other operating expenses represent:

	Years ended December 31,
	2010	2011	2012
Loss on disposal of property, plant and equipment	37,060	21,125	24,670
Employee reduction expenses	3,646	9,758	7,388
Impairment losses on property, plant and equipment (note 15(c))	238,200	10,552	—
Others	17,050	15,749	23,721

	295,956	57,184	55,779

7.	NET FINANCING (COSTS)/ INCOME

Net financing (costs)/income represent:

	Years ended December 31,
	2010	2011	2012
Interest income	37,375	99,345	86,545
Net foreign exchange gain	141,087	199,691	—

Financing income	178,462	299,036	86,545

Net foreign exchange loss	—	—	(13,699)
Interest on loans and borrowings	(274,511)	(246,326)	(466,409)
Less: Borrowing costs capitalized as construction in progress*	830	30,832	110,306

Financing expenses	(273,681)	(215,494)	(369,802)

Net financing (costs)/income	(95,219)	83,542	(283,257)

*	The borrowing costs during 2012 have been capitalized at a rate of 2.98%-6.21% per annum (2011: 2.75%-4.86%; 2010: 2.00%-3.25%) for construction in progress.

8.	INCOME TAX

(a)	Taxation in the consolidated statements of operations represents:

	Years ended December 31,
	2010	2011	2012
Current tax
- Provision for PRC income tax for the year	22,523	30,280	21,841
- Under/(over)-provision in respect of prior years	3,453	(436)	132
Deferred taxation	709,521	280,340	(533,304)

Total income tax	735,497	310,184	(511,331)

A reconciliation of the expected income tax calculated at the applicable tax rate with the actual income tax is as follows:

	Years ended December 31,
	2010	2011	2012
Earnings/(loss) before income tax	3,529,878	1,296,706	(2,016,473)

Expected PRC income tax at the statutory tax rate of 25% (2011: 25%; 2010: 25%)	882,469	324,177	(504,118)
Tax effect of non-deductible expenses	6,240	22,604	3,386
Tax effect of non-taxable income	(225)	(3,957)	(3,968)
Under/(over)-provision in prior years	3,453	(436)	132
Tax effect of share of profit recognized under the equity method	(165,322)	(38,164)	(8,196)
Tax effect of unused tax losses not recognized	12,324	10,582	7,455
Others	(3,442)	(4,622)	(6,022)

Actual income tax	735,497	310,184	(511,331)

The Group did not carry out business overseas and therefore does not incur overseas income taxes.

8.	INCOME TAX (continued)

(b)	Deferred taxation:

(i)	Deferred tax assets and deferred tax liabilities are attributable to items detailed in the tables below:

	Assets		Liabilities		Net balance
	December 31,		December 31,		December 31,
	2011	2012	2011	2012	2011	2012
Current
Provisions	42,123	32,301	—	—	42,123	32,301

Non-current
Provision for impairment losses	112,297	87,983	—	—	112,297	87,983
Capitalization of borrowing costs	—	—	(20,395)	(17,431)	(20,395)	(17,431)
Tax losses carried forward	374,186	939,359	—	—	374,186	939,359
Others	11,058	10,361	—	—	11,058	10,361

Deferred tax assets / (liabilities)	539,664	1,070,004	(20,395)	(17,431)	519,269	1,052,573

(ii)	Movements in deferred tax assets and liabilities are as follows:

	The Group
	Balance at January 1, 2010	Recognized in consolidated statements of operations	Balance at December 31, 2010
Current
Provisions	36,778	(15,239)	21,539

Non-current
Provision for impairment losses	85,112	54,267	139,379
Capitalization of borrowing costs	(26,322)	2,874	(23,448)
Tax losses carried forward	1,401,978	(750,449)	651,529
Others	11,584	(974)	10,610

Net deferred tax assets	1,509,130	(709,521)	799,609

8	INCOME TAX (continued)

(b)	Deferred taxation (continued):

(ii)	Movements in deferred tax assets and liabilities are as follows (continued):

	The Group
	Balance at January 1, 2011	Recognized in consolidated statements of operations	Balance at December 31, 2011
Current
Provisions	21,539	20,584	42,123

Non-current
Provision for impairment losses	139,379	(27,082)	112,297
Capitalization of borrowing costs	(23,448)	3,053	(20,395)
Tax losses carried forward	651,529	(277,343)	374,186
Others	10,610	448	11,058

Net deferred tax assets	799,609	(280,340)	519,269

	The Group
	Balance at January 1, 2012	Recognized in consolidated statements of operations	Balance at December 31, 2012
Current
Provisions	42,123	(9,822)	32,301

Non-current
Provision for impairment losses	112,297	(24,314)	87,983
Capitalization of borrowing costs	(20,395)	2,964	(17,431)
Tax losses carried forward	374,186	565,173	939,359
Others	11,058	(697)	10,361

Net deferred tax assets	519,269	533,304	1,052,573

8.	INCOME TAX (continued)

(b)	Deferred taxation (continued):

(ii)	Movements in deferred tax assets and liabilities are as follows (continued):

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

As at December 31, 2012, a subsidiary of the Company did not recognize the deferred tax assets in respect of the impairment losses on property, plant and equipment amounting to RMB 432,579 (2011: RMB 432,579; 2010: RMB 432,579) and the unused tax losses carried forward for PRC income tax purpose amounting to RMB 426,685 (2011: RMB 465,414; 2010: RMB 452,443), because it was not probable that the related tax benefit will be realized. The unused tax losses carried forward of RMB 197,952, RMB 107,292, RMB 49,294, RMB 42,328 and RMB 29,819 will expire in 2013, 2014, 2015, 2016 and 2017, respectively.

9.	LOSS/EARNINGS PER SHARE

The calculation of basic loss/earnings per share is based on the loss attributable to equity shareholders of the Company of RMB 1,528,397 (2011: profit of RMB 956,106; 2010: profit of RMB 2,769,023) and 7,200,000,000 (2011: 7,200,000,000; 2010: 7,200,000,000) shares in issue during the year.

The amount of diluted loss/earnings per share is not presented as there were no dilutive potential ordinary shares for either year.

10.	DIVIDENDS

(a)	Dividends attributable to the year

	Years ended December 31,
	2010	2011	2012
Final dividend proposed after the balance sheet date of RMB nil per share (2011: RMB 0.05 per share; 2010: RMB 0.10 per share)	720,000	360,000	—

No final dividend was proposed after the balance sheet date in respect of the year ended December 31, 2012(2011: RMB 360,000, 2010: RMB 720,000).

(b)	Dividends attributable to the previous financial year, approved during the year

	Years ended December 31,
	2010	2011	2012
Final dividend in respect of the previous financial year, approved during the year, of RMB 0.05 per share (2011: RMB 0.10 per share; 2010: RMB 0.03 per share)	216,000	720,000	360,000

11.	OTHER COMPREHENSIVE INCOME

Reclassification adjustments relating to components of other comprehensive income

	Years ended December 31,
	2010	2011	2012
Available-for-sale financial assets:
Changes in fair value recognized during the year	215	685	—
Reclassification adjustments for amounts transferred to profit or loss - gain on disposal	(215)	(685)	—

Net movement in fair value reserve during the year recognized in other comprehensive income	—	—	—

12.	INVENTORIES

(a)	Inventories in the balance sheet comprise:

	December 31,
	2011	2012
Raw materials	2,042,098	5,491,654
Work in progress	1,980,028	1,995,301
Finished goods	1,167,872	1,056,490
Spare parts and consumables	392,427	394,632

	5,582,425	8,938,077

(b)	The analysis of the amount of inventories recognized as an expense is as follows:

The cost of inventories recognized as an expense in the consolidated statements of operations amounted to RMB 88,617,789 for the year ended December 31, 2012 (2011: RMB 87,881,160; 2010: RMB 68,317,413), which included the write-down of inventories of RMB 203,556 (2011: RMB 109,666; 2010: RMB 11,921).

13.	TRADE DEBTORS, BILLS RECEIVABLE AND AMOUNTS DUE FROM RELATED PARTIES

	December 31,
	2011	2012
Trade debtors	126,671	94,366
Less: Impairment losses for bad and doubtful debts	(4,735)	(882)

	121,936	93,484
Bills receivable	2,988,010	2,046,657
Amounts due from related parties	639,286	1,052,842

	3,749,232	3,192,983

Amounts due from related parties mainly represent trade-related balances.

The aging analysis of trade debtors, bills receivable and amounts due from related parties (net of impairment losses for bad and doubtful debts) is as follows:

	December 31,
	2011	2012
Invoice date:
Within one year	3,748,135	3,192,974
Between one and two years	1,097	9

	3,749,232	3,192,983

Impairment losses for bad and doubtful debts are analyzed as follows:

At January 1, 2010	12,634
Reversal during the year	(2,916)
Write-off	(1,881)

At December 31, 2010	7,837
Reversal during the year	(1,927)
Write-off	(1,175)

At December 31, 2011	4,735
Provision for the year	237
Write-off	(4,090)

At December 31, 2012	882

13.	TRADE DEBTORS, BILLS RECEIVABLE AND AMOUNTS DUE FROM RELATED PARTIES (continued)

Bills receivable represent short term banker acceptance receivable that entitle the Group to receive the full face amount of the receivables from the banks at maturity, which generally ranges from one to six months from the date of issuance. Historically, the Group had experienced no credit losses on bills receivable.

Sales are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

14.	OTHER DEBTORS AND PREPAYMENTS

Other debtors and prepayments comprise:

	December 31,
	2011	2012
Purchase deposits	39,270	48,891
Tax recoverables	44,639	396,991
Sundry debtors	158,902	153,520

	242,811	599,402

15.	PROPERTY, PLANT AND EQUIPMENT

(a)	Property, plant and equipment comprise:

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost:
At January 1, 2011	5,732,894	25,806,799	6,896,432	38,436,125
Additions	—	131,945	55,792	187,737
Transferred from construction in progress (note 17)	12,221	349,348	29,467	391,036
Disposal	(5,175)	(274,098)	(76,734)	(356,007)

At December 31, 2011	5,739,940	26,013,994	6,904,957	38,658,891

At January 1, 2012	5,739,940	26,013,994	6,904,957	38,658,891
Reclassification	(2,154,455)	7,123,424	(4,968,969)	—
Additions	—	117,126	41,606	158,732
Transferred from construction in progress (note 17)	110,431	6,402,975	27,302	6,540,708
Disposal	(19,467)	(266,885)	(77,574)	(363,926)

At December 31, 2012	3,676,449	39,390,634	1,927,322	44,994,405

Accumulated depreciation and impairment losses:
At January 1, 2011	3,761,918	16,193,524	4,910,124	24,865,566
Charge for the year	140,673	1,185,535	284,242	1,610,450
Impairment loss	542	8,629	1,381	10,552
Written back on disposal	(3,519)	(252,859)	(73,279)	(329,657)

At December 31, 2011	3,899,614	17,134,829	5,122,468	26,156,911

At January 1, 2012	3,899,614	17,134,829	5,122,468	26,156,911
Reclassification	(1,867,526)	5,449,167	(3,581,641)	—
Charge for the year	95,919	1,504,491	69,368	1,669,778
Impairment loss	—	—	—	—
Written back on disposal	(10,181)	(219,834)	(71,017)	(301,032)

At December 31, 2012	2,117,826	23,868,653	1,539,178	27,525,657

Net book value:
At December 31, 2012	1,558,623	15,521,981	388,144	17,468,748

At December 31, 2011	1,840,326	8,879,165	1,782,489	12,501,980

15.	PROPERTY, PLANT AND EQUIPMENT (continued)

(b)	The analysis of net book value of properties is as follows:

	December 31,
	2011	2012
In mainland China
—medium term leases	1,812,123	1,531,605
In Hong Kong
—medium term leases	28,203	27,018

	1,840,326	1,558,623

(c)	Impairment losses

2010

Impairment losses recognized on property, plant and equipment of the synthetic fibres segment were RMB 92 million for the year ended December 31, 2010, which represented impairment losses in respect of certain filament production facilities. The primary factor resulting in the impairment losses on the filament production facilities is the high operating and production costs caused by the increase in the raw material price that are not expected to be covered through an increase in selling price of those products in the foreseeable future. These assets were tested for impairment in accordance with the Company’s accounting policy described in note 2(s)(ii) to the consolidated financial statements. The recoverable amounts of these production facilities were estimated based on their value in use. The estimate of value in use was determined using a pre-tax discount rate of 10%.

Impairment losses recognized on certain idle facilities of the resins and plastics segment were RMB 26.3 million for the year ended December 31, 2010. These facilities were abandoned and tested for impairment in accordance with the Company’s accounting policy described in note 2(s)(ii) to the consolidated financial statements. The estimated recoverable amounts were based on the assets’ fair value less costs to sell, which were determined by reference to the recent observable market prices for similar assets within the same industry.

Impairment losses recognized on property, plant and equipment of the intermediate petrochemicals segment were RMB 119.9 million for the year ended December 31, 2010, which mainly represented impairment losses of RMB 89.9 million in respect of a newly constructed facility that has not started production as it cannot meet the local environmental requirement. The asset was tested for impairment in accordance with the Company’s accounting policy described in note 2(s)(ii) to the consolidated financial statements. The estimated recoverable amounts was based on the asset’s fair value less costs to sell, which was determined by reference to the recent observable market prices for similar assets within the same industry.

2011

Impairment losses recognized on certain idle facilities of the intermediate petrochemicals segment were RMB 10.6 million for the year ended December 31, 2011. These facilities were tested for impairment in accordance with the Company’s accounting policy described in note 2(s)(ii) to the consolidated financial statements. The estimated recoverable amounts were based on the assets’ fair value less costs to sell, which were determined by reference to the recent observable market prices for similar assets within the same industry.

(d)	The carrying value of the above assets prior to the impairment losses and the carrying value of the assets subsequent to the impairment losses by asset category for the year ended December 31, 2011 are presented as follows:

	2011
Asset Category	Original cost	Net book value before impairment	Impairment loss recognized	Net book value after impairment
Buildings	3,363	647	(542)	105
Plant and machinery	114,303	12,145	(8,629)	3,516
Vehicles and other equipment	13,831	1,650	(1,381)	269

Total	131,497	14,442	(10,552)	3,890

16.	INVESTMENT PROPERTY

	2011	2012
Cost:
At January 1	546,412	546,412
Disposal	—	(208)

At December 31	546,412	546,204

Accumulated depreciation:
At January 1	80,607	93,857
Charge for the year	13,250	13,250
Written back on disposal	—	(40)

At December 31	93,857	107,067

Net book value:
At December 31	452,555	439,137

Investment property represents certain floors of an office building leased to other entities including related parties.

The fair value of the investment property of the Group as at December 31, 2012 was estimated by the directors to be approximately RMB 970,565 by reference to market values of similar properties in the relevant region (2011: RMB 964,816). The investment property has not been valued by an external independent valuer.

Rental income of RMB 46,413 was received by the Group during the year ended December 31, 2012 (2011: RMB 41,758; 2010: RMB 39,662).

17.	CONSTRUCTION IN PROGRESS

	2011	2012
At January 1	1,139,239	3,852,692
Additions	3,104,489	3,656,121
Transferred to property, plant and equipment (note 15)	(391,036)	(6,540,708)
Transferred to other assets - catalysts	—	(355,717)

At December 31	3,852,692	612,388

18.	INTEREST IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

	December 31,
	2011	2012
Interest in associates	2,777,292	2,744,248
Interest in jointly controlled entities	124,013	122,905

	2,901,305	2,867,153

The above amount represents the share of net assets of the Group’s interest in its associates and jointly controlled entities.

18.	INTEREST IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES (continued)

The particulars of the significant associates and jointly controlled entities, which are limited companies established and operating in the PRC, and which principally affected the results or assets of the Group at December 31, 2012 are as follows:

Company	Registered Capital	Percentage of equity held by the Company	Percentage of equity held by subsidiaries	Principal activities
		%	%
Shanghai Chemical Industry Park Development Company Limited	RMB 2,372,439	38.26	—	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC
Shanghai Secco Petrochemical Company Limited	US$ 901,441	20	—	Manufacturing and distribution of chemical products
Shanghai Jinsen Hydrocarbon Resins Company Limited	US$ 23,395	—	40	Production of resins products
Shanghai Azbil Automation Company Limited	US$ 3,000	—	40	Service and maintenance of building automation systems and products
BOC-SPC Gases Company Limited	US$ 32,000	50	—	Production and sales of industrial gases

Summary financial information of the associates and jointly controlled entities is as follows:

	Assets	Liabilities	Equity	Revenues	Net income /(loss)
2011
100 percent	24,339,685	11,867,334	12,472,351	30,222,018	353,774
Group’s effective interest	6,574,718	3,673,413	2,901,305	6,558,197	152,655

2012
100 percent	22,225,085	9,995,489	12,229,596	29,487,156	(108,583)
Group’s effective interest	5,808,515	2,941,362	2,867,153	6,362,905	32,784

For the periods presented, no adjustments have been made (or are necessary) to conform the associates’ and jointly controlled entities’ accounting policies to those of the Group as there are no material differences between the accounting policies adopted by the associates and jointly controlled entities and the Group.

19.	LOANS AND BORROWINGS

Short term loans consist of:

	December 31,
	2011	2012
Bank loans	4,852,074	10,803,877
Loans from a related party	660,000	220,000

	5,512,074	11,023,877

At December 31, 2012, no loans and borrowings were secured by the way of pledge of property, plant and equipment (2011: nil). The Group’s weighted average short term interest rates were 2.75% and 3.62% at December 31, 2011 and 2012, respectively.

The Group’s long term loans consist of:

	Interest rate at	Interest	December 31,
Final maturity date	December 31, 2012	type	2011	2012
Arranged by the Company:
Renminbi denominated:
2013	5.36%	Floating	125,000	—
2014	5.76%-6.21%	Floating	—	360,000
2015-2017	5.76%-6.21%	Floating	10,000	840,000
Arranged by subsidiaries:
Renminbi denominated:
2014	6.40%-6.90%	Floating	—	10,560
2015-2016	6.40%-6.90%	Floating	25,050	20,780

Total long term loans outstanding			160,050	1,231,340
Less: Amounts due within one year			—	—

Amounts due after one year			160,050	1,231,340

Included in loans and borrowings are the following amounts denominated in currencies other than the functional currency of the entity to which they relate:

	December 31,
	2011	2012
United States Dollars	USD 733,637	USD 1,247,296

20.	DEFERRED INCOME

Government grants of RMB 91,319 received in 2011 was recognized in profit or loss during 2012 in accordance with the accounting policy adopted for government grants set out in note 2(n).

21.	SHARE CAPITAL

Share capital represents:

	December 31,
	2011	2012
Registered, issued and paid up capital:
4,870,000,000 A shares of RMB 1.00 each	4,870,000	4,870,000
2,330,000,000 H shares of RMB 1.00 each	2,330,000	2,330,000

	7,200,000	7,200,000

All the A and H shares rank pari passu in all respects.

Capital management

Management optimizes the structure of its capital, comprising equity and loans. In order to maintain or adjust the capital structure, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short term and long term loans. Management monitors capital on the basis of debt-to-equity ratio, which is calculated by dividing loans and borrowings by the total equity attributable to equity shareholders of the Company, and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the operating and investment needs and changes in market conditions, and to maintain the debt-to-equity ratio and the liability-to-asset ratio at a range considered reasonable by management. As at December 31, 2012, the debt-to-equity ratio and the liability-to-asset ratio of the Group were 76.42% (2011: 31.64%) and 55.29% (2011: 40.77%), respectively. The Group’s exposure to liquidity risk and the management policies and practices used by the Group are disclosed in note 28.

The schedules of the contractual maturities of loans and commitments are disclosed in notes 19 and 23, respectively.

There were no changes in the management approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

22.	RESERVES

Movements on reserves comprise:

	2011	2012
Share premium
Balance at January 1 and December 31(note (a))	2,420,841	2,420,841

Statutory surplus reserve
Balance at January 1	3,800,800	3,871,256
Appropriation(note (b))	70,456	—

Balance at December 31 (note (b))	3,871,256	3,871,256

Capital reserve
Balance at January 1 and December 31(note (c))	4,180	4,180

Discretionary surplus reserve
Balance at January 1 and December 31(note (d))	1,280,514	1,280,514

Specific reserve for safety production fund
Balance at January 1	—	21,777
Appropriation/(utilization)	21,777	(13,598)

Balance at December 31(note (e))	21,777	8,179

Retained earnings
Balance at January 1	2,983,122	3,126,995
Net income/(loss) for the year attributable to the equity shareholders of the Company	956,106	(1,528,397)
Dividend approved in respect of previous year	(720,000)	(360,000)
Appropriation of profits	(70,456)	—
(Appropriation)/utilization of safety production fund	(21,777)	13,598

Balance at December 31(note (f))	3,126,995	1,252,196

	10,725,563	8,837,166

22.	RESERVES (continued)

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

Note (e):

According to the relevant PRC regulations, the Group is required to transfer an amount to specific reserve for the safety production fund based on the turnover of certain refining and chemicals products. This reserve represents unutilized safety production fund.

Note (f):

According to the Company’s Articles of Association, the reserve available for distribution is the lower of the amount determined under China Accounting Standards for Business Enterprises and the amount determined under IFRS. No final dividend (2011: RMB 360,000) in respect of the financial year 2012 was declared after the balance sheet date.

23.	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

The Group had capital commitments outstanding at December 31 not provided for in the financial statements as follows:

	December 31,
	2011	2012
Property, plant and equipment
Contracted but not provided for	2,817,581	123,310
Authorized but not contracted for	2,708,271	1,362,263

	5,525,852	1,485,573

(b)	Contingent liabilities

(i)	Income tax differences

In June 2007, the State Administrative of Taxation issued a tax circular (Circular No.664) to the local tax authorities requesting the relevant local tax authorities to rectify the applicable enterprise income tax (“EIT”) for nine listed companies, which included the Company. After the notice was issued, the Company was required by the relevant tax authority to settle the EIT for 2007 at a rate of 33 percent. To date, the Company has not been requested by the tax authorities to pay additional EIT in respect of any years prior to 2007. There is no further development of this matter during the year ended December 31, 2012. No provision has been made in the financial statements at December 31, 2012 for this uncertainty because management believes it is not probable that the Group will be required to pay additional EIT for tax years prior to 2007.

(ii)	Except for the above, there are no contingent liabilities for which the possibility of any outflow of resources is other than remote and the Group is not a party to any business operation contingencies.

24.	RETIREMENT SCHEMES

As stipulated by the regulations of the PRC, the Group participates in a defined contribution retirement plan organized by the Shanghai Municipal Government for its staff. The Group is required to make contributions to the retirement plan at a rate of 22% of the salaries, bonuses and certain allowances of its staff in 2012 (2011: 22%).

In addition, pursuant to a document “Order of the Ministry of Labour and Social Security No.20” dated January 6, 2004 issued by the Ministry of Labour of the PRC, the Group has set up a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Group for more than one year may participate in this plan. The Group and participating employees make defined contributions to their pension saving accounts according to the plan. The assets of this plan are held separately from those of the Group in an independent fund administered by a committee consisting of representatives from the employees and the Group.

A member of the above plans is entitled to a pension amount equal to a fixed proportion of the salary prevailing at his or her retirement date. Both the Group and participating employees make defined contributions to the above two retirement plans. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. For the year ended December 31, 2012, the Group’s contribution to the above two plans amounted to RMB 264,160 and RMB 68,763 respectively (2011: RMB 235,013 and RMB 59,922 respectively; 2010: RMB 209,752 and RMB 57,867 respectively).

25.	RELATED PARTY TRANSACTIONS

The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company

China Petrochemical Corporation (“Sinopec Group Company”)	Ultimate parent company

China Petroleum & Chemical Corporation (“Sinopec Corp”)	Immediate parent company

Sinopec Huadong Sales Company Limited	Subsidiary of the immediate parent company

China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company

China Petrochemical International Company Limited	Subsidiary of the immediate parent company

Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company

Sinopec Yizheng Chemical Fibre Company Limited	Subsidiary of the immediate parent company

Sinopec Finance Company Limited (“Sinopec Finance”)	Subsidiary of the ultimate parent company

Shanghai Secco Petrochemical Co., Ltd.	Associate

BOC-SPC Gases Co., Ltd.	Jointly controlled entity

25.	RELATED PARTY TRANSACTIONS (continued)

(a)	Most of the transactions undertaken by the Group during the year ended December 31, 2012 have been affected on such terms as determined by Sinopec Corp and relevant PRC authorities.

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

The pricing policy for these services and products provided under the agreement is as follows:

•	if there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;

•	if there are no State tariffs, but there are applicable State’s guidance prices, the pricing shall follow the State’s guidance prices; or

•	if there are no State tariffs or State’s guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

Transactions between the Group and Sinopec Corp, its subsidiaries and jointly controlled entities were as follows:

	Years ended December 31,
	2010	2011	2012
Sales of petroleum products	30,352,483	36,585,798	37,618,198
Sales other than petroleum products	8,982,711	14,117,834	11,975,071
Purchases of crude oil	24,555,912	35,795,694	41,173,864
Purchases other than crude oil	7,296,474	7,816,204	8,261,218
Sales commissions	168,896	195,606	160,903
Rental income	26,942	23,246	23,976

25.	RELATED PARTY TRANSACTIONS (continued)

(b)	Other transactions between the Group and Sinopec Group Company and its subsidiaries, associates and jointly controlled entities of the Group were as follows:

	Years ended December 31,
	2010	2011	2012
Sales of goods and service income
—Sinopec Group Company and its subsidiaries	307,658	279,289	430,089
—Associates and jointly controlled entities of the Group	1,279,154	2,299,800	2,548,068

	1,586,812	2,579,089	2,978,157

Purchases
—Sinopec Group Company and its subsidiaries	45,773	42,858	24,445
—Associates and jointly controlled entities of the Group	5,702,541	4,154,093	3,519,612

	5,748,314	4,196,951	3,544,057

Insurance premiums
—Sinopec Group Company and its subsidiaries	96,712	115,910	115,918

Interest income
—Sinopec Finance	570	859	555

Loans borrowed
—Sinopec Finance	5,160,000	4,790,000	3,361,740

Loans repayment
—Sinopec Finance	4,990,000	4,540,000	3,801,740

Interest expense
—Sinopec Finance	29,029	22,148	29,716

Construction and installation cost
—Sinopec Group Company and its subsidiaries	88,586	286,023	436,082

The directors of the Company are of the opinion that the transactions with Sinopec Corp, its subsidiaries and jointly controlled entities, Sinopec Group Company and its subsidiaries, associates and jointly controlled entities of the Group as disclosed in notes 25(a) and 25(b) were conducted in the ordinary course of business, on normal commercial terms and in accordance with the agreements governing such transactions.

25.	RELATED PARTY TRANSACTIONS (continued)

(c)	The relevant amounts due from/to Sinopec Corp, its subsidiaries and jointly controlled entities, Sinopec Group Company and its subsidiaries, associates and jointly controlled entities of the Group, arising from purchases, sales and other transactions as disclosed in notes 25(a) and 25(b), are summarized as follows:

	December 31,
	2011	2012
Amounts due from related parties
—Sinopec Corp, its subsidiaries and jointly controlled entities	553,562	867,960
—Sinopec Group Company and its subsidiaries	1,910	3,884
—Associates and jointly controlled entities of the Group	83,814	180,998

Total	639,286	1,052,842

Amounts due to related parties
—Sinopec Corp, its subsidiaries and jointly controlled entities	2,027,816	3,211,906
—Sinopec Group Company and its subsidiaries	10,081	5,894
—Associates and jointly controlled entities of the Group	204,971	193,479

Total	2,242,868	3,411,279

Cash deposits, maturing within 3 months
—Sinopec Finance	1,093	1,933

Short term loans
—Sinopec Finance	660,000	220,000

Amounts due from / to related parties are unsecured and interest free.

25.	RELATED PARTY TRANSACTIONS (continued)

(d)	Key management personnel compensation and post-employment benefit plans

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key personnel compensations are as follows:

	Years ended December 31,
	2010	2011	2012
Short term employee benefits	6,318	6,973	7,428
Post-employment benefits	190	147	170

	6,508	7,120	7,598

Post-employment benefits are included in “contributions to defined contribution retirement plans” as disclosed in note 25(e).

(e)	Contributions to defined contribution retirement plans

The Group participates in defined contribution retirement plans organized by municipal governments for its staff. The contributions to defined contribution retirement plans are as follows:

	Years ended December 31,
	2010	2011	2012
Municipal retirement scheme costs (note 24)	209,752	235,013	264,160
Supplementary retirement scheme costs (note 24)	57,867	59,922	68,763

At December 31, 2010, 2011 and 2012, there was no material outstanding contribution to the above defined contribution retirement plans.

25.	RELATED PARTY TRANSACTIONS (continued)

(f)	Transactions with other state-owned entities in the PRC

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

The aggregate amount of crude oil purchased by the Group from the above state-controlled energy and chemical companies are as follows:

	Years ended December 31,
	2010	2011	2012
Purchases of crude oil	13,474,022	16,987,956	13,243,442

As at December 31, 2012, there was no outstanding balance with the above state-controlled energy and chemical companies arising from purchases of crude oil (2011: prepayments of RMB 8,747).

25.	RELATED PARTY TRANSACTIONS (continued)

(f)	Transactions with other state-owned entities in the PRC (continued)

(ii)	Transactions with state-controlled banks

The Group deposits its cash with several state-controlled banks in the PRC. The Group also obtains short term and long term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the People’s Bank of China. The Group’s interest income from and interest expense to these state-controlled banks in the PRC are as follows:

	Years ended December 31,
	2010	2011	2012
Interest income	20,379	18,885	17,192
Interest expense	245,482	224,178	436,693

The amounts of cash deposited at and loans from state-controlled banks in the PRC are summarized as follows:

	December 31,
	2011	2012
Cash and cash equivalents at state-controlled banks in the PRC	90,253	159,029

Short term loans and current portion of long term loans	4,852,074	10,803,877
Long term loans excluding current portion of long term loans	160,050	1,231,340

Total loans from state-controlled banks in the PRC	5,012,124	12,035,217

(g)	Commitments with related parties

	December 31,
	2011	2012
Construction and installation cost:
—Sinopec Group Company and its subsidiaries	408,664	53,690

Except for the above, the Group had no other material commitments with related parties at December 31, which are contracted, but not included in the financial statements.

26.	SEGMENT REPORTING

The Group manages its business by divisions, which are organized by business lines. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

The Group principally operates in five operating segments: synthetic fibres, resins and plastics, intermediate petrochemicals, petroleum products and trading of petrochemical products. Synthetic fibres, resins and plastics, intermediate petrochemicals, petroleum products are produced through intermediate steps from the principal raw material of crude oil. The specific products of each segment are as follows:

(a)	The synthetic fibers segment produces primarily polyester and acrylic fibers, which are mainly used in the textile and apparel industries.

(b)	The resins and plastics segment produces primarily polyester chips, polyethylene resins and plastics, polypropylene resins and PVA granules. The polyester chips are used to produce polyester fibres, coating and containers. Polyethylene resins and plastics are used to produce insulated cable, mulching films and moulded products such as housewares and toys. Polypropylene resins are used for films, sheets and moulded products such as housewares, toys, consumer electronics and automobile parts.

(c)	The intermediate petrochemicals segment primarily produces p-xylene, benzene and butadiene. The intermediate petrochemicals produced by the Group are both served as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres, and sold to outside customers.

(d)	The Group’s petroleum products segment is equipped with crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstocks of the Group’s downstream processing facilities. Residual oil and low octane gasoline fuels are co-products of the crude oil distillation process. Part of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of fuels for transportation, industry and household heating usage, such as diesel oil, jet fuel, heavy oil and liquefied petroleum gas.

26.	SEGMENT REPORTING (continued)

(e)	The Group’s trading of petrochemical products segment is primarily engaged in importing and exporting of petrochemical products. The products are sourced from international and domestic suppliers.

(f)	Other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include sales of consumer products and services and a variety of other commercial activities, which are not allocated to the above five operating segments.

(a)	Segment results, assets and liabilities

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

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

26. SEGMENT REPORTING (continued)

(b)	Reportable information on the Group’s operating segments is as follows:

	Years ended December 31,
	2010	2011	2012
Sales
Manufactured products
Synthetic fibers
External sales	3,955,396	4,198,251	3,344,190
Intersegment sales	82	118	93

Total	3,955,478	4,198,369	3,344,283

Resins and plastics
External sales	15,065,276	16,589,438	14,828,298
Intersegment sales	118,699	136,352	108,618

Total	15,183,975	16,725,790	14,936,916

Intermediate petrochemicals
External sales (note a)	17,399,592	19,242,850	18,161,380
Intersegment sales (note b)	18,583,283	19,498,129	19,085,952

Total	35,982,875	38,740,979	37,247,332

Petroleum products
External sales (note a)	33,734,607	42,896,821	43,754,793
Intersegment sales	2,678,172	5,156,614	5,618,459

Total	36,412,779	48,053,435	49,373,252

Trading of petrochemical products
External sales (note a)	6,567,757	11,620,440	12,025,361
Intersegment sales	1,878,590	3,385,692	3,423,818

Total	8,446,347	15,006,132	15,449,179

Others
External sales (note a)	798,071	971,056	894,316
Intersegment sales	688,715	814,281	718,864

Total	1,486,786	1,785,337	1,613,180

Elimination of intersegment sales	(23,947,541)	(28,991,186)	(28,955,804)

Consolidated sales	77,520,699	95,518,856	93,008,338

26. SEGMENT REPORTING (continued)

	Years ended December 31,
	2010	2011	2012
Segment profit/(loss)
Synthetic fibers	435,594	301,334	(405,349)
Resins and plastics	991,091	11,994	(1,291,393)
Intermediate petrochemicals	365,124	1,148,572	832,675
Petroleum products	1,140,268	(453,368)	(993,026)
Trading of petrochemical products	14,085	14,969	46,448
Others	17,432	36,323	38,199

Consolidated profit/(loss) from operations	2,963,594	1,059,824	(1,772,446)
Net financing (costs)/income	(95,219)	83,542	(283,257)
Investment income	215	685	6,446
Share of profit of associates and jointly controlled entities	661,288	152,655	32,784

Earnings/(loss) before income tax	3,529,878	1,296,706	(2,016,473)

Note	(a): External sales include sales to Sinopec Corp, its subsidiaries and jointly controlled entities as follows:

	Years ended December 31,
	2010	2011	2012
Sales to Sinopec Corp, its subsidiaries and jointly controlled entities

Intermediate petrochemicals	3,838,121	4,851,962	4,355,455
Petroleum products	30,352,483	36,585,798	37,618,198
Trading of petrochemical products	4,668,546	8,721,026	6,999,471
Others	476,044	544,846	620,145

Total	39,335,194	50,703,632	49,593,269

Note (b): Intermediate petrochemicals’ intersegment sales for each of the other reportable segments are as follows:

	Years ended December 31,
	2010	2011	2012
Synthetic fibers	3,366,715	3,160,141	3,483,378
Resins and plastics	14,938,149	16,037,690	15,302,334
Petroleum products	278,419	300,298	300,240

Total	18,583,283	19,498,129	19,085,952

26. SEGMENT REPORTING (continued)

	December 31,
	2011	2012
Assets
Segment assets
Synthetic fibers	1,615,153	1,689,429
Resins and plastics	1,162,060	1,100,082
Intermediate petrochemicals	6,628,962	6,811,409
Petroleum products	14,401,380	18,661,951
Trading of petrochemical products	547,692	451,111
Others	2,238,739	2,715,605

Total segment assets	26,593,986	31,429,587

Unallocated:
Interest in associates and jointly controlled entities	2,901,305	2,867,153
Deferred tax assets	519,269	1,052,573
Investment property	452,555	439,137
Others	251,750	674,096

Consolidated assets	30,718,865	36,462,546

	December 31,
	2011	2012
Liabilities
Segment liabilities
Synthetic fibers	257,964	232,135
Resins and plastics	1,019,349	1,029,297
Intermediate petrochemicals	1,182,389	1,260,661
Petroleum products	3,795,554	4,927,935
Trading of petrochemical products	411,433	388,810
Others	70,729	62,079

Total segment liabilities	6,737,418	7,900,917

Unallocated:
Loans and borrowings-current	5,512,074	11,023,877
Loans and borrowings-non-current	160,050	1,231,340
Others	113,659	2,463

Consolidated liabilities	12,523,201	20,158,597

26. SEGMENT REPORTING (continued)

	Years ended December 31,
	2010	2011	2012
Depreciation and amortization
Synthetic fibers	126,929	120,257	143,742
Resins and plastics	171,111	165,499	161,764
Intermediate petrochemicals	570,670	572,200	583,280
Petroleum products	624,190	601,196	614,812
Trading of petrochemical products	830	601	330
Others	167,804	169,098	184,173

Segment depreciation and amortization	1,661,534	1,628,851	1,688,101

Unallocated	13,256	13,250	13,250

Consolidated depreciation and amortization	1,674,790	1,642,101	1,701,351

	Years ended December 31,
	2010	2011	2012
Impairment losses on long-lived assets
Synthetic fibers	92,000	—	—
Resins and plastics	26,300	—	—
Intermediate petrochemicals	119,900	10,552	—

Consolidated impairment losses on long-lived assets	238,200	10,552	—

	Years ended December 31,
	2010	2011	2012
Capital expenditure for segment long-lived assets
Synthetic fibers	154,149	549,058	101,260
Resins and plastics	15,179	72,571	46,509
Intermediate petrochemicals	197,774	298,880	918,826
Petroleum products	825,494	2,212,855	2,571,457
Trading of petrochemical products	—	—	650
Others	164,249	347,871	621,157

Consolidated capital expenditure for segment long-lived assets	1,356,845	3,481,235	4,259,859

27.	ACCOUNTING JUDGMENTS AND ESTIMATES

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that management believes to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in note 2. Management believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the financial statements.

Impairments for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognized in accordance with IAS 36 “Impairment of Assets”. Long-lived assets are reviewed for impairment at the end of each reporting period or whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgment relating to level of sale volume, selling price and amount of operating costs. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Depreciation

Property, plant and equipment, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets, taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

27.	ACCOUNTING JUDGMENTS AND ESTIMATES (continued)

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

Allowance for diminution in value of inventories

If the costs of inventories become higher than their net realizable values, an allowance for diminution in value of inventories is recognized. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

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

In making the assessment of whether it is probable the Group will realize or utilize the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilize the deferred tax assets recognized at December 31, 2012 the Group would need to generate future taxable income of at least RMB 4,210 million, of which RMB 1,497 million is required to be generated by 2013 prior to the expiration of the unused tax losses incurred in 2008 and RMB 2,260 million is required to be generated by 2017 prior to the expiration of the unused tax losses incurred in the current year. Based on estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income before the unused tax losses expire.

28.	FINANCIAL INSTRUMENTS

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

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. The majority of the Group’s trade debtors and amounts due from related parties relate to sales of petroleum and chemical products to third parties and related parties operating in the petroleum and chemical industries. Management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on trade debtors and related parties. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. The details of the Group’s credit policy and quantitative disclosures in respect of the Group’s exposure on credit risk for trade debtors are set out in note 13.

The carrying amounts of other investments, trade debtors, bills receivable, other debtors, and amounts due from related parties, represent the Group’s maximum exposure to credit risk in relation to financial assets.

28.	FINANCIAL INSTRUMENTS (continued)

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

At December 31, 2012, the Group’s current liabilities exceeded its current assets by RMB 6,035,833. The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations, the renewal of its short term bank loans and on its ability to obtain adequate external financing, to support its working capital and meet its debt obligation when they become due. At December 31, 2012, the Group had standby credit facilities with several PRC financial institutions which provided the Group to borrow up to RMB 18,196,000, of which RMB 7,850,000 was unutilized.

Management has carried out a detailed review of the cash flow forecast of the Group for the twelve months ending December 31, 2013. Based on such forecast, management believes that adequate sources of liquidity exist to fund the Group’s working capital and capital expenditure requirements, and meet its short term debt obligations as they become due. In preparing the cash flow forecast, management has considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned banking facilities which may impact the operations of the Group during the next twelve-month period. Management is of the opinion that the assumptions used in the cash flow forecast are reasonable.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

28.	FINANCIAL INSTRUMENTS (continued)

Liquidity risk (continued)

	2011
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years
Loans and borrowings (current)	5,512,074	5,603,336	5,603,336	—	—
Loans and borrowings (non-current)	160,050	183,933	9,054	133,393	41,486
Trade creditors	3,126,495	3,126,495	3,126,495	—	—
Bills payable	15,688	15,688	15,688	—	—
Other creditors	1,352,367	1,352,367	1,352,367	—	—
Amounts due to related parties	2,242,868	2,242,868	2,242,868	—	—

	12,409,542	12,524,687	12,349,808	133,393	41,486

	2012
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years
Loans and borrowings (current)	11,023,877	11,110,694	11,110,694	—	—
Loans and borrowings (non-current)	1,231,340	1,403,074	74,037	428,298	900,739
Trade creditors	2,886,616	2,886,616	2,886,616	—	—
Other creditors	1,603,022	1,603,022	1,603,022	—	—
Amounts due to related parties	3,411,279	3,411,279	3,411,279	—	—

	20,156,134	20,414,685	19,085,648	428,298	900,739

28.	FINANCIAL INSTRUMENTS (continued)

Market risk

Market risk is the risk relating to changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

(a)	Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short term debts denominated in US dollars.

The following table details the Group’s exposure at the balance sheet date to currency risk, which mainly arises from short term loans and borrowings denominated in a currency other than the functional currency of the entity to which they relate.

	December 31,
	2011	2012
Gross exposure arising from loans and borrowings	USD 733,637	USD1,247,296

A 5 percent strengthening / weakening of Renminbi against USD at December 31, 2012 would have increased / decreased net income for the year and retained earnings of the Group by approximately RMB 293,995 (2011: RMB 173,347; 2010: RMB 94,854). This analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and the change was applied to the foreign currency balances at that date to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2011 and 2010.

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

28.	FINANCIAL INSTRUMENTS (continued)

Market risk (continued)

(b)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short term and long term loans. Loans carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of loans and borrowings of the Group are disclosed in note 19.

As at December 31, 2012, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net income for the year and retained earnings by approximately RMB 66,827 (2011: RMB 35,185; 2010: RMB 19,808). This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the end of the reporting period and the change was applied to the Group’s debts outstanding at that date with exposure to cash flow interest rate risk. The impact on the Group’s net income for the year and retained earnings is estimated as an annualized impact on interest expense or income of such a change in interest rates. The analysis is performed on the same basis for 2011 and 2010.

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

28.	FINANCIAL INSTRUMENTS (continued)

Fair value (continued)

The fair value of long term loans is estimated by discounting future cash flows thereon using current market interest rates offered to the Group for loans with substantially the same characteristics and maturities ranging from 5.76% to 6.40% (2011: 5.90% to 6.21%). The following table presents the carrying amounts and fair values of the Group’s long term loans at December 31, 2011 and 2012.

	2011		2012
	Carrying amount	Fair value	Carrying amount	Fair value
Liabilities
Long term loans	160,050	158,721	1,231,340	1,192,960

Unquoted equity investments are individually and in the aggregate not material to the Group’s financial condition or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

The fair values of all other financial instruments approximate their carrying amounts due to the short term maturity of these instruments.

29.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2012

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2012 and which have not been adopted in these financial statements.

Management is in the process of making an assessment of what the impact of these amendments and new standards is expected to be in the period of initial application and has so far concluded that the adoption of them is unlikely to have a significant impact on the Group’s results of operations and financial position.

30.	PARENT COMPANIES

The directors consider the immediate parent company and the ultimate parent company at December 31, 2012 to be China Petroleum & Chemical Corporation and China Petrochemical Corporation, respectively, which are incorporated in the PRC. China Petroleum & Chemical Corporation produces financial statements available for public use.

Exhibit Index

No.	Exhibit

8	A list of subsidiaries of Sinopec Shanghai Petrochemical Company Limited.

12.1	Certification of President Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of President Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Letter from KPMG regarding Item 16F of this annual report.