Form 20-F/A
period 2013-12-31
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
filed 2014-09-17
CIK 908732

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

This Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the U.S. Securities and Exchange Commission on April 30, 2014 (the “Original Report”), is being filed for the purpose of adding additional disclosure to the Original Report in (i) Item 5 “Operating and Financial Review and Prospects—Results of Operations” pertaining to profit/(losses) from operation of each segment, sales and various other items of our operating results; (ii) Item 6 “Directors, Senior Management and Employees Compensation—Compensation” pertaining to the compensation of our directors and supervisors; and (iii) “Item 7 Major Shareholders and Related Party Transactions—Related Party Transactions—Other related party transactions” pertaining to the amount of profit before tax we booked on the Property Right Transaction Agreement with Sinopec Sales Company Limited on December 5, 2013, in response to the comments from the Staff of the U.S. Securities and Exchange Commission in connection with its review of the Original Report. We are also including in this Amendment No. 1 currently-dated certifications by our President and Chief Financial Officer.

This Amendment No. 1 does not reflect events that have occurred after the April 30, 2014 filing date of the Original Report, or modify or update the disclosure therein, except as described above.

PART I

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

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

In 2013, our turnover amounted to RMB115,490.3 million, increasing by 24.17% compared with 2012. The increase was primarily due to the substantial increase in sales volume of our petroleum products. With the completion and launching of our refinery revamping and expansion project, our crude oil processing capacity increased significantly and the production volume of petroleum products increased with a total volume of products amounting to 15,604,300 tons in 2013, representing an increase of 31.75% over the previous year. Our production/sale ratio was 100.07%, and the trade receivables recovery rate was 100%. Our total amount of import and export was U.S.$11,256 million, increasing by 24.84% compared with 2012.

Year ended December 31, 2013 compared with year ended December 31, 2012

Net sales

Against the backdrop of the slackened economic growth at home and abroad in 2013, the overall operation of the petrochemical industry tended to decline. The excessively expanded production capacity of bulk petrochemical products and the declined rate of growth in the demand in domestic and international markets led to more intense market competition and a substantial fall in the market prices of petrochemical products. Domestic oil consumption continued to grow while the supply of refined oil products could easily satisfy the consumption demand. In 2013, our net sales amounted to RMB105,503.2 million, representing an increase of 20.97% from RMB87,217.3 million in 2012. The increase in our net sales was primarily due to an increase in the sales volume of our petroleum products as our crude oil processing capacity and the production volume of petroleum products increased significantly as a result of the completion and launching of our refinery revamping and expansion project. For the year ended December 31, 2013, the weighted average prices (excluding tax) of our synthetic fibers, intermediate petrochemical products and petroleum products decreased by 1.83%, 11.08%, and 0.15%, respectively, over the previous year, while the weighted average price (excluding tax) of resins and plastics increased by 1.92%.

(i) Synthetic fibers

In 2013, the net sales of synthetic fibres amounted to RMB3,220.5 million, representing a decrease of 2.80% compared to RMB3,313.3 million in the previous year. The decrease was primarily due to an overall decrease in the average sales price of our synthetic fibres which was mainly attributable to the slackened market demand for synthetic fibres and the severe competition in the synthetic fibres market. The weighted average sales price of synthetic fibres decreased by 1.83% as compared to the previous year. In particular, the weighted average sales prices of acrylic fiber and polyester fiber, the principal products of synthetic fibres, decreased by 1.15% and 7.15% over the previous year, respectively. The significant decline in the weighted average price of polyester fiber was primarily due to the overcapacity of polyster fiber production in China, resulting in substantial downward pricing pressure on polyester fiber. The sales of acrylic fiber and polyester fiber accounted for 76.17% and 17.23% of the total sales of synthetic fibres, respectively.

Net sales of synthetic fiber products accounted for 3.1% of total net sales in 2013, representing a decrease of 0.7 percentage points as compared to the previous year.

(ii) Resins and plastics

The net sales of resins and plastics amounted to RMB14,268.4 million in 2013, representing a decrease of 2.98% as compared to RMB14,706.3 million in 2012, with the sales volume decreasing by 4.81% as compared to the previous year while the weighted average sales prices of resins and plastics increased by 1.92% in 2013. Sales volume of resins and plastics decreased as we reduced the production of polyester chips due to the relatively poor margin of the products. The increase in weighted average sales prices was primarily attributable to a rise in plastics products as the market supply of the products was tightened. Among resins and plastics products, the weighted average sales price of polyethylene for 2013 increased by 4.71%; the weighted average sales price of polypropylene for 2013 increased by 0.38%; the weighted average sales price of polyester pellet for 2013 decreased by 4.75%. The sales of polyethylene, polypropylene and polyester pellet accounted for 41.67%, 32.14% and 22.00% of the total sales of resins and plastics, respectively.

The net sales of resins and plastics accounted for 13.5% of total net sales in 2013, representing a decrease of 3.4 percentage points as compared to the previous year.

(iii) Intermediate petrochemicals

The net sales of intermediate petrochemical products amounted to RMB18,430.8 million in 2013, representing an increase of 2.43% as compared to RMB17,993.5 million in 2012, with the sales volume increasing by 15.20% as compared to the previous year while the weighted average sales price of intermediate petrochemical products decreased by 11.08% in 2013. The increase in sales volume of intermediate petrochemical products was primarily due to the substantial increase in the production volume of aromatic hydrocarbon products, as we completed and launched our refinery revamping and expansion project. The decrease of the weighted average sales prices of intermediate petrochemicals was mainly attributable to the sluggish domestic chemical market, and the relatively large decrease of the average price of the Company’s key intermediate petrochemicals.

Among the intermediate petrochemical products, weighted average sales prices of paraxylene, butadiene and ethylene oxide decreased by 3.35%, 45.55% and 8.64%, respectively, while the weighted average sales price of benzene and glycol increased by 7.72% and 0.29%. The decrease in weighted average price of paraxylene, butadiene and ethylene oxide was primarily due to the slackened market demand. In particular, the market demand for butadiene declined significantly as many downstream rubber manufacturers reduced or ceased their productions due to market conditions. Weighted average price of benzene increased in 2013 as compared with 2012, primarily because of the increase in the production by the downstream manufacturers, resulting a tightened supply of and high demand for benzene. The sales of paraxylene, butadiene, glycol, ethylene oxide and benzene accounted for 35.47%, 6.05%, 8.81%, 9.54% and 18.09% of the total sales of intermediate petrochemical products, respectively.

The net sales of intermediate petrochemical accounted for 17.5% of total net sales in 2013, representing a decrease of 3.1 percentage points as compared to the previous year.

(iv) Petroleum products

The net sales of petroleum products amounted to RMB57,419.8 million in 2013, representing an increase of 49.92% as compared to RMB38,301.4 million in the previous year, with the sales volume increasing by 50.14% as compared to the previous year while the weighted average sales price decreased by 0.15% in 2013. Sales volume of our petroleum products increased as our crude oil processing capacity and the production volume of petroleum products increased significantly as a result of the completion and launching of our refinery revamping and expansion project.

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

Our cost of sales amounted to RMB103,225.9 million in 2013, increasing by 16.48% from RMB88,617.8 million in 2012. The increase was primarily due to the substantial increase in the volume of crude oil we processed as we completed and lunched our refinery revamping and expansion project. Cost of sales accounted for 97.84% of the net sales for 2013.

•	Selling and administrative expenses

Our selling and administrative expenses amounted to RMB691 million in 2013, representing an increase of 6.32% as compared to RMB649.9 million in the previous year, mainly due to an increase in the uploading and unloading and transportation fees we incurred in connection with our selling activities and administrative operations.

•	Other operating income

Our other operating income amounted to RMB673.4 million in 2013, representing an increase of 101.74% compared to RMB333.8 million in the previous year, mainly due to a net income of RMB465 million from the asset transfer involving the Chenshan oil depot and our subsidiary China Jinshan Associated Trading Corporation’s foreign exchange gains of RMB67.3 million recognized on its foreign currency- denominated debts and other liabilities as RMB generally appreciated in 2013.

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

•

We improved the structure of our refined oil, leading to a substantial increase in profits for our petroleum products. The ratio of diesel sales to gasoline sales was reduced to 1.67:1 in 2013 from 3.69:1 in the previous year, resulting in increased income due to the substantial growth in gasoline sales. As a result of the optimization of our product structure, less petroleum coke and more bitumen were produced, which was demonstrated by a year-on-year decrease of 1.83 in terms of the ratio of petroleum coke to bitumen. Consequently, our profit increased as the price of bitumen is significantly higher than petroleum coke.

(i) Synthetic fibres

Loss from operations of synthetic fibres amounted to RMB602.9 million in 2013, representing a 48.75% increase in loss as compared to loss of RMB405.3 million in the previous year. The increase in loss was primarily due to a 2.80% decrease in net sales to RMB3,220.5 million in 2013 from RMB3,313.3 million in the previous year primarily as a result of the drop in synthetic fibres’ sales price, and a 2.82% increase in operating expenses of synthetic fibres to RMB3,823.4 million in 2013 from RMB3,718.6 million in the previous year primarily as a result of the increased repair and maintenance costs incurred in relation to synthetic fibres production facilities and equipment.

(ii) Resins and plastics

Loss from operations of resins and plastics amounted to RMB766.3 million in 2013, representing a 40.66% decrease in loss as compared to loss of RMB1,291.4 million in the previous year. The decrease in loss was primarily due to a 6.02% decrease in operating expenses of resins and plastics to RMB15,034.7 million in 2013 from RMB15,997.7 million in the previous year while the net sales of resins and plastics decreased by 2.98% to RMB14,268.4 million in 2013 from RMB14,706.3 million in the previous year. The decreases in operating expenses and net sales were primarily attributable to the decline in the sales volumes of resins and plastics. Operating expenses of resins and plastics decreased more in percentage terms than sales volumes due to a reduction in production costs as we completed and launched the Phase 6 Project.

(iii) Intermediate petrochemicals

Profit from operations of intermediate petrochemicals amounted to RMB1,064 million in 2013, representing a 27.78% increase in profit as compared to profit of RMB832.7 million in the previous year. The increase in profit was primarily due to a 2.43% increase in net sales of intermediate petrochemicals to RMB18,430.8 million in 2013 from RMB17,993.5 million in the previous year while operating expenses of intermediate petrochemicals increased by1.20% to RMB17,366.8 million in 2013 from RMB17,160.8 million in the previous year. The increases in net sales and operating expenses were primarily attributable to the increase in sales volume. Operating expenses of intermediate petrochemicals increased less in percentage terms than net sales primarily due to a reduction in production costs as we completed and launched the Phase 6 Project.

(iv) Petroleum products

Profit from petroleum products amounted to RMB2,177.2 million in 2013, as compared to loss of RMB993.0 million in the previous year. The profit was primarily due to a 49.92% increase in net sales of petroleum products to RMB57,419.8 million in 2013 from RMB38,301.4 million in the previous year while the operating expenses of petroleum products increased by 40.59% to RMB55,242.6 million in 2013 from RMB39,294.4million in the previous year. The increases in net sales and operating expenses were attributable to the increase in sales volume. Operating expenses of petroleum products increased less in percentage terms than net sales primarily due to a reduction in production costs as we completed and launched the Phase 6 Project.

(v) Trading of petrochemical products

Profit from the trading of petrochemical products amounted to RMB105.5 million in 2013, representing a 127.37% increase in profit as compared to profit of RMB46.4 million in the previous year. The increase in profit was primarily due to a 7.70% decrease in operating expenses to RMB11,052.1 million in 2013 from RMB11,974.3 million in the previous year while net sales from trading of petrochemical products decreased by7.18% to RMB11,157.6 million in 2013 from RMB12,020.7 million in the previous year. The decreases in net sales and operating expenses were mainly attributable to a decrease in trading volume of petrochemical products.

(vi) Others

Profit from operations of others amounted to RMB214.8 million in 2013, representing a 462.30% increase in profit as compared to profit of RMB38.2 million in the previous year. The increase in profit was primarily due to a 14.06% increase in net sales of others to RMB1,006.1 million in 2013 from RMB882.1 million in the previous year primarily attributable to an increase of revenues of our business of crude oil processed on a sub-contract basis and the lease of assets.

Net financing income/costs

Our net financing income were RMB121.7 million in 2013, while there was a net financing cost of RMB283.3 million in 2012. The change was mainly due to an increase of RMB405 million in net foreign exchange income during the reporting period as compared to the previous year, resulting from the exchange rate depreciation of the U.S.$ against Renminbi.

Share of profit of associates and jointly controlled entities

In 2013, the Company’s share of profit of associates and jointly controlled entities amounted to RMB130.7 million (2012: share of profit of RMB32.8 million), representing an increase of 298.48%, which was attributable to a significant increase in our share of profit in Secco (2013: share of profit of RMB40.0 million; 2012: share of loss of RMB75.3 million).

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

Year ended December 31, 2012 compared with year ended December 31, 2011

Net sales

Against the backdrop of the slackened economic growth at home and abroad in 2012, the overall operation of the petrochemical industry tended to decline. The excessively expanded production capacity of bulk petrochemical products and the declined rate of growth in the demand in domestic and international markets led to a more intense market competition and a substantial fall in the market prices of petrochemical products. Domestic oil consumption continued to grow while the supply of refined oil products could easily satisfy the consumption demand. In 2012, our net sales amounted to RMB87,217.3 million, representing a decrease of 2.56% from RMB89,509.7 million in 2011, primarily as a result of the sluggish market conditions described above.

For the year ended December 31, 2012, the weighted average prices (excluding tax) of our synthetic fibers, resins and plastics, and intermediate petrochemical products decreased by 20.92%, 9.98%, and 3.81%, respectively, over the previous year, while the weighted average price (excluding tax) of petroleum products increased by 3.24%.

(i) Synthetic fibers

In 2012, the net sales of synthetic fibres amounted to RMB3,313.3 million, representing a decrease of 20.17% compared to RMB4,150.2 million in the previous year. The decrease was mainly due to an overall decrease in sales prices of synthetic fibers which was mainly attributable to the significant fluctuation of crude oil price in the international market and the slackened market demand for petrochemical products. The weighted average sales price of synthetic fibres decreased by 20.92% as compared to the previous year. In particular, the weighted average sales prices of acrylic fiber and polyester fiber, the principal products of synthetic fibres, decreased by 23.54% and 16.66% over the previous year, respectively. The sales of acrylic fiber and polyester fiber accounted for 74.66% and 19.01% of the total sales of synthetic fibres, respectively.

Net sales of synthetic fiber products accounted for 3.80% of total net sales in 2012, representing a decrease of 0.80 percentage points as compared to the previous year.

(ii) Resins and plastics

The net sales of resins and plastics amounted to RMB14,706.3 million in 2012, representing a decrease of 10.43% as compared to RMB16,418.6 million in 2011, which is mainly driven by a 9.98% decrease of the weighted average sales prices of resins and plastics in 2012. The decrease in the weighted average sales price of resins and plastics was primarily due to the significant fluctuation of crude oil price in the international market and the slackened market demand for petrochemical products. Among resins and plastics products, the weighted average sales price of polyethylene for 2012 decreased by 6.68%; the weighted average sales price of polypropylene for 2012 decreased by 8.15%; the weighted average sales price of polyester pellet for 2012 decreased by 16.35%. The sales of polyethylene, polypropylene and polyester pellet accounted for 38.01%, 29.29% and 28.57% of the total sales of resins and plastics, respectively.

The net sales of resins and plastics accounted for 16.86% of total net sales in 2012, representing a decrease of 1.44 percentage points as compared to the previous year.

(iii) Intermediate petrochemicals

The net sales of intermediate petrochemical products amounted to RMB17,993.5 million in 2012, representing a decrease of 5.41% as compared to RMB19,023.2 million in 2011, with the weighted average sales price of intermediate petrochemical products decreased by 3.81% as compared to the previous year while the sales volume decreased by 1.67%. Among the intermediate petrochemical products, weighted average sales prices of paraxylene, butadiene and ethylene glycol decreased by 5.25%, 12.22% and 13.90%, respectively, primarily due to the decreased market demand as the overall economic growth slowed down while the weighted average sales price of benzene increased by 10.32% primarily due to the increase of market demand as the downstream production capacity increased. The sales of paraxylene, butadiene, ethylene glycol and benzene accounted for 32.19%, 11.83%, 10.46% and 16.16% of the total sales of intermediate petrochemical products, respectively.

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

In 2012, the domestic prices of refined oil products were not brought into line with the prices of crude oil on the international markets in a timely manner due to various policy concerns, e.g., the government’s desire to control the high inflation rate in China, which resulted in the decline of RMB539.6 million of the operating profit of our refining business over the previous year.

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

(i) Synthetic fibres

Loss from operations of synthetic fibres amounted to RMB405.3 million in 2012, as compared to profit of RMB301.3 million in the previous year. The loss was primarily due to a 20.17% decrease in net sales of synthetic fibres to RMB3,313.3 million in 2012 from RMB4,150.2 million in the previous year primarily as a result of the drop in synthetic fibres’ sales prices, which was mainly attributable to fluctuation of crude oil price and slackened market demand.

(ii) Resins and plastics

Loss from operations of resins and plastics amounted to RMB1,291.4 million in 2012, as compared to profit of RMB12.0 million in the previous year. The loss was primarily due to a 10.43% decrease in net sales of resins and plastics to RMB14,706.3 million in 2012 from RMB16,418.6 million primarily as a result of the drop in the prices of resins and plastics, which was mainly attributable to fluctuation of crude oil price and slackened market demand.

(iii) Intermediate petrochemicals

Profit from operations of intermediate petrochemicals amounted to RMB832.7 million in 2012, representing a 27.50% decrease in profit as compared to profit of RMB1,148.6 million in the previous year. The decrease in profit was primarily due to a 5.41% decrease in net sales of intermediate petrochemicals to RMB17,993.5 million in 2012 from RMB19,023,2 million in the previous year as a result of the drop in prices of intermediate petrochemicals, which was mainly attributable to the decreased market demand.

(iv) Petroleum products

Loss from operations of petroleum products amounted to RMB993.0 million in 2012, representing a 119.01% increase in loss as compared to loss of RMB453.4 million in the previous year. The increase in loss was primarily due to a 3.94% increase in operating expenses of petroleum products to RMB39.294.4 million in 2012 from RMB37,803.6 million in the previous year primarily due to an increase of 3.56% in average unit cost of crude oil processed, while the net sales of petroleum products increased by 2.55% to RMB38,301.4 million in 2012 from RMB37,350.2 million in the previous year primarily due to the increase in petroleum products’ prices.

(v) Trading of petrochemical products

Profit from the trading of petrochemical products amounted to RMB46.4 million in 2012, representing a 209.33% increase in profit as compared to profit of RMB15.0 million in the previous year. The increase in profit was primarily due to a 3.48% increase in net sales from trading of petrochemicals products to RMB12,020.7 million in 2012 from RMB11,617.0 million in the previous year, while the operating expenses of trading of petrochemical products increased by 3.21% to RMB11,974.3 million in 2012 from RMB11,602.0 million in the previous year. The increases in net sales and operating expenses were primarily due to the increase in trading volume of petrochemical products.

(vi) Others

Profit from operations of others amounted to RMB38.2 million in 2012, representing a 5.23% increase in profit as compared to profit of RMB36.3 million in the previous year. The increase in profit was primarily due to a 7.69% decrease in operating expenses to RMB843.9 million in 2012 from RMB914.2 million in the previous year, whereas the net sales of others decreased by 7.20% to RMB882.1 million in 2012 from RMB950.5 million in the previous year primarily due to a decrease in our business of crude oil processed on a sub-contract basis.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

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

The following tables set forth the compensation on an individual basis for our directors, supervisors and executive officers who received compensation from us in 2013.

Name	Position with the Company	Salaries and other benefits	Retirement scheme contributions(1)	Discretionary bonus	Total Remuneration in 2013
		(RMB’000) (before tax)	(RMB’000) (before tax)	(RMB’000) (before tax)	(RMB’000) (before tax)
Wang Zhiqing	Chairman of the Board of Directors and President	193	16	464	673
Wu Haijun	Vice Chairman of the Board of Directors	—	—	—	—
Gao Jinping	Director and Vice President	187	16	415	618
Li Honggen	Director and Vice President	169	16	405	590
Zhang Jianping	Director and Vice President	169	16	397	582
Ye Guohua	Director and Chief Financial Officer	169	16	399	584
Lei Dianwu	External Director	—	—	—	—
Xiang Hanyin	External Director	—	—	—	—
Shen Liqiang	Independent Director	—	—	—	—
Jin Mingda	Independent Director and Director of the Remuneration and Appraisal Committee	150	—	—	150
Cai Tingji	Independent Director and Director of the Audit Committee	150	—	—	150
Zhang Yimin	Independent Director	38	—	—	37.5
Zhang Jianbo	Chairman of Supervisory Committee	32	2	37	71
Zuo Qiang	Supervisor	110	13	234	357
Li Xiaoxia	Supervisor	114	14	257	385
Zhai Yalin	External Supervisor	—	—	—	—
Wang Liqun	External Supervisor	—	—	—	—
Chen Xinyuan	Independent Supervisor	—	—	—	—
Zhou Yunnong	Independent Supervisor	—	—	—	—
Shi Wei	Former Vice President	199	16	508	723
Rong Guangdao	Former Chairman of the Board of Directors	64	5	348	417
WangYongshou	Former Independent Director and Director of the Remuneration and Appraisal Committee	75	—	—	75

(1)	Retirement scheme contributions refer to the relevant payments we made in relation to the defined contribution government pension scheme in compliance with Shanghai regulations as well as the enterprise annuity plan set up by the Company. All of our employees are required to participate in the defined contribution government pension scheme whereas our employees who have been with the Company for one year or more may opt to participate in the enterprise annuity plan. See Item 6. Directors, Senior Management and Employees - D Employees for more information on the defined contribution government pension scheme and the Company’s annuity plan.

Name	Position with the Company	Remuneration in 2013
		(RMB’000) (before tax)
Zhang Zhiliang	Former Vice President	627
Jin Qiang	Vice President	435
Guo Xiaojun	Vice President	246
Zhang Jingming	Company Secretary and General Legal Counsel	477

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

B. Related Party Transactions.

Other related party transactions

We entered into the Property Right Transaction Agreement with Sinopec Sales Company Limited (“Sales Company”), a wholly owned subsidiary of Sinopec Corp. on December 5, 2013 in Shanghai, pursuant to which we agreed to dispose of certain assets located in Chenshan Oil Depot Area and the corresponding liabilities to Sales Company at a consideration of RMB594,147,498.73 (U.S.$ 98,146,174.86). The Sales Company has paid the total consideration in a single payment to us on December 11, 2013. As of December 31, 2012, the net book value of the object of this transaction was RMB152,616,900 (U.S.$25,210,515.88). As previously disclosed in our report on the Form 6-K furnished to the SEC on December 6, 2013, we estimated that, upon the completion of this transaction, we would book a profit before tax at approximately RMB440,230,000 (U.S.$72,720,815.37). The final amount of profit before tax we booked on the transaction was RMB464,941,000 (U.S.$76,802,781.77). See note 26(c) to our consolidated financial statements for the year ended December 31, 2013 included in Item 17. Financial Statements. We expect all proceeds from this transaction will be used for general working capital purposes of the Company. The board of directors of the Company (excluding directors connected to this transaction) approved this transaction on December 5, 2013 at the eighteenth meeting of the seventh session of the board of directors. The relevant assets were transferred by way of an asset package, which resulted in a reduction in tax expenditures.

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

ITEM 19.	EXHIBITS

No.	Exhibit

1.1*	Translation of the amended and restated Articles of Association of Sinopec Shanghai Petrochemical Company Limited as approved in the Second Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2013 on December 11, 2013

2.	Amended and Restated Deposit Agreement between Sinopec Shanghai Petrochemical Company Limited and The Bank of New York Mellon dated May 11, 2011(incorporated by reference to Exhibit 2 of our annual report on Form 20-F (File No. 001-12158) filed with the Commission on April 30, 2012).

4.1*	Translation of the renewed Product Supply and Sales Services Framework Agreement between Sinopec Shanghai Petrochemical Company Limited and China Petroleum & Chemical Corporation as approved in the Second Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2013 on December 11, 2013.

4.2*	Translation of the renewed Comprehensive Services Framework Agreement between Sinopec Shanghai Petrochemical Company Limited and China Petrochemical Corporation as approved in the Second Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2013 on December 11, 2013.

4.3*	Translation of the Property Right Transaction Agreement with Sinopec Sales Company Limited as approved in the eighteenth meeting of the seventh session of the board of directors of Sinopec Shanghai Petrochemical Company Limited on December 5, 2013.

8*	A list of subsidiaries of Sinopec Shanghai Petrochemical Company Limited.

12.1	Certification of President Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of President Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Letter from KPMG regarding Item 16F of this annual report (incorporated by reference to Exhibit 15.1 of our annual report on Form 20-F (File No. 001-12158) filed with the Commission on April 30, 2013).

*	Filed previously as an exhibit to Sinopec Shanghai Petrochemical Company Limited’s Form 20-F filed on April 30, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F (as amended by this Amendment No. 1) and that it has duly caused and authorized the undersigned to sign this amendment to such annual report on its behalf.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: September 17, 2014	/s/ WANG ZHIQING
WANG ZHIQING, President

Exhibit Index

No.	Exhibit

1.1*	Translation of the amended and restated Articles of Association of Sinopec Shanghai Petrochemical Company Limited as approved in the Second Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2013 on December 11, 2013

2	Amended and Restated Deposit Agreement between Sinopec Shanghai Petrochemical Company Limited and The Bank of New York Mellon dated May 11, 2011(incorporated by reference to Exhibit 2 of our annual report on Form 20-F (File No. 001-12158) filed with the Commission on April 30, 2012).

4.1*	Translation of the renewed Product Supply and Sales Services Framework Agreement between Sinopec Shanghai Petrochemical Company Limited and China Petroleum & Chemical Corporation as approved in the Second Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2013 on December 11, 2013.

4.2*	Translation of the renewed Comprehensive Services Framework Agreement between Sinopec Shanghai Petrochemical Company Limited and China Petrochemical Corporation as approved in the Second Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2013 on December 11, 2013.

4.3*	Translation of the Property Right Transaction Agreement with Sinopec Sales Company Limited as approved in the eighteenth meeting of the seventh session of the board of directors of Sinopec Shanghai Petrochemical Company Limited on December 5, 2013.

8*	A list of subsidiaries of Sinopec Shanghai Petrochemical Company Limited.

12.1	Certification of President Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of President Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Letter from KPMG regarding Item 16F of this annual report (incorporated by reference to Exhibit 15.1 of our annual report on Form 20-F (File No. 001-12158) filed with the Commission on April 30, 2013).

*	Filed previously as an exhibit to Sinopec Shanghai Petrochemical Company Limited’s Form 20-F filed on April 30, 2014.