Form 20-F
period 2014-12-31
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
filed 2015-04-27
CIK 908732

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Mr. Tang Weizhong

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

We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to U.S. Dollars have been made at a rate of RMB6.2046 to U.S. $1.00, the noon buying rate on December 31, 2014 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We do not represent that Renminbi or U.S. dollar amounts could be converted into U.S. Dollars or Renminbi, as the case may be, at any particular rate.

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

A. Selected Financial Data.

Our selected consolidated statements of operations data (except for ADS data) and cash flows data for each of the years ended December 31, 2012, 2013 and 2014 and our selected consolidated balance sheets data as of December 31, 2013 and 2014 are derived from our consolidated financial statements included in Item 17. Financial Statements. Our selected consolidated statements of operations data and cash flows data for the years ended December 31, 2010 and 2011 and our consolidated balance sheets data as of December 31, 2010, 2011 and 2012 are derived from our consolidated financial statements not included in this annual report. Our selected consolidated financial data should be read in conjunction with our consolidated financial statements, and the notes thereto, and Item 5. Operating and Financial Review and Prospects. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Selected Consolidated Financial Data

(in thousands, except per share and per ADS data)

	Years Ended December 31
	2010 (RMB)	2011 (RMB)	2012 (RMB)	2013 (RMB)	2014 (RMB)

CONSOLIDATED STATEMENTS OF OPERATIONS DATA
Net sales:
Synthetic fibers	3,906,636	4,150,231	3,313,318	3,220,466	2,891,460
Resins and plastics	14,900,012	16,418,559	14,706,350	14,268,401	12,489,421
Intermediate petrochemicals	17,206,440	19,023,204	17,993,493	18,430,821	12,391,065
Petroleum products	28,733,890	37,350,244	38,301,388	57,419,833	49,259,457
Trading of petrochemical products	6,565,793	11,616,999	12,020,651	11,157,633	14,790,956
Others	783,111	950,416	882,074	1,006,024	902,605
(Loss)/profit from operations	2,963,594	1,059,824	(1,772,446)	2,192,266	(587,900)
(Loss)/earnings before income tax	3,529,878	1,296,706	(2,016,473)	2,444,653	(889,944)
Net (loss)/income attributable to owners of the Company	2,769,023	956,106	(1,528,397)	2,055,328	(692,222)
Net income attributable to non-controlling interests	25,358	30,416	23,255	10,174	16,462
Basic (loss)/earnings per share(a)	0.26	0.09	(0.14)	0.19	(0.064)
Basic (loss)/earnings per ADS(a)	25.64	8.85	(14.15)	19.03	(6.41)

(a)	After the implementation of share capital increase from the capital reserve under the domestic share reform in December 2013, total shares increased from 7,200,000,000 shares to 10,800,000,000 shares. See Item 4. Information on the Company – A. History and Development of the Company – Domestic Share Reform. The calculation of earnings per share is retrospectively restated based on the weighted average number of shares outstanding of 10,800,000,000 in each of 2010, 2011, 2012 and 2013, respectively as if these shares were in issue since January 1, 2010. Earnings per ADS are calculated on the basis that one ADS is equivalent to 100 H Shares.

	Years Ended December 31
	2010 (RMB)	2011 (RMB)	2012 (RMB)	2013 (RMB)	2014 (RMB)
CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
Net cash (used in)/generated from operating activities	3,973,719	2,219,994	(2,066,385)	5,098,538	3,662,408
Capital expenditure	(1,356,845)	(3,481,235)	(4,259,859)	(1,323,137)	(1,089,268)
Net proceeds/(repayment) related to corporate bonds	—	(1,000,000)	—	—	—
Proceeds from borrowings	39,355,780	35,106,127	53,365,372	55,037,612	51,385,298
Repayments of borrowings	(42,631,344)	(32,791,261)	(46,779,614)	(59,155,947)	(53,444,473)

	As of December 31
	2010 (RMB)	2011 (RMB)	2012 (RMB)	2013 (RMB)	2014 (RMB)

CONSOLIDATED BALANCE SHEETS DATA

Current assets	8,531,841	9,665,814	12,891,424	14,486,028	9,510,415
Property, plant and equipment	13,570,559	12,501,980	17,468,748	16,669,479	15,541,575
Total assets	28,697,535	30,718,865	36,462,546	36,636,810	30,905,632
Short term borrowings (a)	4,395,438	5,512,074	11,023,877	7,094,026	4,078,195
Current liabilities	10,573,225	12,271,832	18,927,257	18,017,454	12,484,849
Long term borrowings (excluding current portion)	175,000	160,050	1,231,340	627,800	1,632,680
Total equity attributable to owners of the Company	17,689,457	17,925,563	16,037,166	17,732,494	16,500,272

(a)	Including corporate bonds and current portion of long term borrowings.

Dividends

The following table sets forth certain information concerning the dividends of the Company since January 1, 1994:

Dividend Period	Dividend per Share
January 1, 1994-June 30, 1994	RMB0.04 (U.S.$0.0064)
July 1, 1994-December 31, 1994	RMB0.085 (U.S.$0.0137)
January 1, 1995-June 30, 1995	RMB0.04 (U.S.$0.0064)
July 1, 1995-December 31, 1995	RMB0.09 (U.S.$0.0145)
January 1, 1996-June 30, 1996	RMB0.04 (U.S.$0.0064)
July 1, 1996-December 31, 1996	RMB0.08 (U.S.$0.0129)
January 1, 1997-December 31, 1997	RMB0.06 (U.S.$0.0097)
January 1, 1998-December 31, 1998	RMB0.03 (U.S.$0.0048)
January 1, 1999-December 31, 1999	RMB0.05 (U.S.$0.0081)
January 1, 2000-December 31, 2000	RMB0.06 (U.S.$0.0097)
January 1, 2001-December 31, 2001	No dividend
January 1, 2002-December 31, 2002	RMB0.05 (U.S.$0.0081)
January 1, 2003-December 31, 2003	RMB0.08 (U.S.$0.0129)
January 1, 2004-December 31, 2004	RMB0.20 (U.S.$0.0322)
January 1, 2005-December 31, 2005	RMB0.10 (U.S.$0.0161)
January 1, 2006-December 31, 2006	RMB0.04 (U.S.$0.0064)
January 1, 2007-December 31, 2007	RMB0.09 (U.S.$0.0145)
January 1, 2008-December 31, 2008	No dividend
January 1, 2009-December 31, 2009	RMB0.03 (U.S.$0.0048)
January 1, 2010-December 31, 2010	RMB0.10 (U.S.$0.0161)
January 1, 2011-December 31, 2011	RMB0.05 (U.S.$0.0081)
January 1, 2012-December 31, 2012	No dividend
January 1, 2013-December 31, 2013	RMB0.05 (U.S.$0.0081)
January 1, 2014-December 31, 2014	No dividend

See also Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy.

Exchange Rates

The Chinese government controls its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. See Item 10. Additional Information – D. Exchange Controls.

The following table sets forth information concerning exchange rates between Renminbi and U.S. Dollars for the periods indicated:

	Noon Buying Rates (RMB/U.S.$)
Period	Period End	Average(1)	High	Low
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.3093	6.3879	6.2221
2013	6.0537	6.1478	6.2438	6.0537
2014	6.2046	6.1620	6.2591	6.0402
October 2014	6.1124	6.1251	6.1385	6.1107
November 2014	6.1429	6.1249	6.1429	6.1117
December 2014	6.2046	6.1886	6.2256	6.1490
January 2015	6.2495	6.2181	6.2535	6.1870
February 2015	6.2695	6.2518	6.2695	6.2399
March 2015	6.2145	6.2422	6.2741	6.1955
April 2015 (through April 17)	6.1976	6.2010	6.2152	6.1930

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

We consume large amounts of crude oil to manufacture our products of which more than 90% is typically imported. In 2014, crude oil costs accounted for RMB59.56 billion, or 64.11% of our annual cost of sales. As a result, changes in crude oil prices can affect our profitability. In recent years, due to various reasons, the price of crude oil has fluctuated significantly. We cannot rule out the possibility of the occurrence of certain global emergencies which might disrupt our crude oil supply. We expect that the volatility and uncertainty of the prices of crude oil and petrochemical products will continue, and that increasing crude oil prices and declines in prices of petrochemical products may adversely affect our business and results of operations and financial condition.

Some of our major products are subject to government price controls, and we are not able to pass on all cost increases from rising crude oil prices through higher product prices.

We consume large amounts of crude oil to manufacture our products of which more than 90% is typically imported. We attempt to mitigate the effect of increased costs due to rising crude oil prices. However, our ability to pass on these increased costs to our customers is dependent on market conditions and government regulations. Given that the increase of the sales prices of our products may lag behind the increase of crude oil costs, we may fail to completely cover the increased costs by increasing our sales prices, particularly where government regulations restrict the prices of certain of our fuel products. In particular, gasoline, diesel and jet fuel, and liquefied petroleum gas are subject to government price controls at present. In 2012, 2013 and 2014, approximately 40.09%, 49.11% and 48.02% of our net sales were from such products subject to price controls. Although the current price-setting mechanism for refined petroleum products in China allows the Chinese government to adjust price in the PRC market when the average international crude oil price fluctuates beyond certain levels within a certain time period (see Item 4. Information on the Company – B. Business Overview – Product Pricing), the Chinese government still retains discretion as to whether or when to adjust the prices of the refined oil products. The Chinese government generally exercises certain price control over refined oil products once international crude oil prices experience a sustained rise or become significantly volatile. For instance, some of our fuel products are required to be sold to designated distributors (such as the subsidiaries of Sinopec Corp.). Because we cannot freely sell our fuel products to take advantage of opportunities for higher prices, we may not be able to fully cover increases in crude oil prices by increasing the sale prices of our products, which has had and will possibly continue to have a material adverse effect on our financial condition, results of operations and cash flows.

Our development and operation plans have significant capital expenditure and financing requirements, which are subject to a number of risks and uncertainties.

The petrochemical business is a capital intensive business. Our ability to maintain and increase our revenues, net income and cash flows depends upon continued capital spending. Our current business strategy contemplates capital expenditure for 2015 of approximately RMB1.6 billion (U.S.$258 million), which will be provided through financing activities and use of our own capital. Our actual capital expenditures may vary significantly from these planned amounts, subject to our ability to generate sufficient cash flows from operations, investments and other factors that may be beyond our control. In addition, there can be no assurance as to whether, or at what cost, our capital projects will be completed or the success of these projects if completed.

As of March 31, 2015, we had an aggregate outstanding indebtedness of approximately RMB6,977.2 million (U.S.$ 1,124.5 million). Most of our borrowings are with state-controlled banks in China and structured as short term debt obligations with payment due in one year or less. These banks have generally been willing to provide new short term loans while we pay off existing loans. Sinopec Corp., our controlling shareholder, did not provide any guarantee or credit support for our debt for the year ended December 31, 2014 and for the three-month period ended March 31, 2015.

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

As of March 31, 2015, Sinopec Corp. owned 50.56% of our shares. Accordingly, it has voting and management control over us, and its interests may be different from the interests of our other shareholders. Subject to our Articles of Association and applicable laws and regulations, Sinopec Corp. will be in a position to cause us to declare dividends, determine the outcome of corporate actions requiring shareholder approval or effect corporate transactions without the approval of the holders of the H shares and ADSs. Any such increase in our dividend payout would reduce funds available for reinvestment in our business and any such actions or transactions could adversely affect us or our minority shareholders. Sinopec Corp. may also experience changes in its own business strategy and policies. Although we are not currently aware of any specific changes, they could, in turn, lead Sinopec Corp. to change its policies or practices toward us in ways that we cannot predict, with corresponding unpredictable consequences for our business. Additionally, Sinopec Corp. may leverage its controlling shareholder position to influence our decisions with regard to the manufacturing and operation, allocation of financial resources and appointment and removal of senior management members, which could adversely affect us or our minority shareholders.

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

As a result of these measures, we face increasing competition from foreign companies and imports. In 2015, we expect the world economy to recover slowly and the growth in the petrochemical industry to remain sluggish. In addition, competition for our products has increased, as many overseas companies have switched their focus to sales in China. Furthermore, tariff reductions could reduce our profit margins or otherwise negatively impact our revenue from certain products, including a small number of significant products. The Chinese government may also reduce the tariffs imposed on production equipment that we may import in the future.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board and, as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the applicable professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to regularly evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB.

Proceedings instituted recently by the SEC against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against the Big Four accounting firms, including our independent registered public accounting firm, in China, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision, or Initial Decision, was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The accounting firms filed a petition for review of the Initial Decision to the SEC. On February 6, 2015, the Big Four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission, or the CSRC. If future document productions fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. While we cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties such as suspensions or restarting the administrative proceedings, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from the New York Stock Exchange or the termination of the registration of our H shares under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

We may be or become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. We do not expect to be a PFIC for our current taxable year. However, since PFIC status depends on the composition of our income and the composition and value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are characterized as a PFIC, U.S. investors may suffer adverse tax consequences, including increased U.S. tax liabilities and reporting requirements. For further discussion of the adverse U.S. federal income tax consequences of our possible classification as a PFIC, see Item 10. Additional Information – E. Taxation – U.S. Taxation.

We have in the past sourced a small portion of crude oil from Iran that may be targeted by economic sanctions under relevant U.S. laws, and if such activities are determined by the U.S. governmental authorities as sanctionable activities, we could be sanctioned or otherwise penalized.

The United States has adopted a number of measures since 1996 that provide for the possible imposition of sanctions against non-U.S. companies engaged in certain activities in and with Iran in the energy and other sectors, including Executive Orders 13622 (effective July 31, 2012), 13628 (effective October 9, 2012), and 13645 (effective July 1, 2013), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRSHRA”) enacted August 10, 2012 and the Iran Freedom and Counter-Proliferation Act (“IFCA”) enacted January 2, 2013. The sanctionable activities include certain investments, the provision of goods, services, technology, or support that could contribute to the development of petroleum and petrochemical resources or the production of refined petroleum products in Iran, the exportation of refined petroleum products to Iran, the transportation of crude oil from Iran, or the engagement in a significant transaction for the purchase or acquisition of petroleum or petroleum products from Iran, and the engagement in transactions with certain Iranian specially designated nationals and blocked persons (“SDNs”) as identified and published by U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, the agency primarily responsible for administering U.S. sanctions and embargoes.

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

If our purchases of crude oil from Iran and transactions related thereto are determined to be sanctionable activities by the U.S. President and/or the relevant U.S. governmental authorities, we may be subject to five or more of the twelve sanctions options available under the Iran Sanctions Act of 1996 (as amended) (“ISA”) and the ITRSHRA, which include restrictions on bank financing, outright blocking of the Company’s property within U.S. jurisdiction, under the control of U.S. persons anywhere in the world, and prohibition of U.S. persons from investing or purchasing a significant amount of equity or debt instruments of the Company. Similar sanctions may also be imposed under the Executive Orders cited above, the IFCA, and other U.S. laws. In addition, many states in the United States have adopted legislation requiring state pension funds to divest themselves of securities in any company with active business operations in Iran. We cannot assure that we or any of our affiliates will not be sanctioned by the U.S. President and/or the relevant U.S. governmental authorities in light of the activities by us or our affiliates in Iran. The imposition of any such sanctions on us or our affiliates will have a negative impact on our business, reputation or stock price. In addition, purchase of crude oil by Sinopec Corp. subsidiaries that supply us with raw materials may from time to time be sourced from National Iranian Oil Company. This entity has been identified by the U.S. government as an SDN and sanctioned under various laws, including for assisting the government of Iran to avoid sanction and for engaging in activities related to nuclear proliferation. Under Executive Order 13645, the U.S. President can sanction non-U.S. companies that engage in transactions with SDNs such as the National Iranian Oil Company. To the extent we indirectly (or directly) purchase raw materials from this entity, we risk potential U.S. government sanctions. Even absent any U.S. government sanctions, we risk adverse publicity in the world markets, which may impair our reputation and business.

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

Further, the ISA authorizes the imposition of sanctions on companies that engage in certain activities in and with Iran, especially in Iran’s energy sector. It is possible that Sinopec Group or its affiliates engage in activities that are targeted for sanction purposes by the ISA or other U.S. laws. If the U.S. President determines that Sinopec Group or one of its affiliates in fact engaged in the targeted activities, he would be required under the ISA to impose on Sinopec Group or its affiliates at least five sanctions from among twelve sanctions options available under the ISA, which range from restrictions on U.S. exports or bank financing to outright blocking of Sinopec Group or its affiliate’s property within the U.S. or in the possession or control of U.S. persons anywhere in the world. In addition, the IFCA requires the U.S. President to block the property of persons and entities within U.S. jurisdiction or control of U.S. persons if he determines that, among other things, such persons or entities are engaged in certain transactions involving the energy, shipping or shipbuilding sectors of Iran or with certain SDNs. It also requires the U.S. President to impose five or more sanctions under the ISA on a person that he determines has knowingly, on or after July 1, 2013, sold, supplied or transferred to or from Iran precious metals or certain other materials (including graphite, aluminum, steel, coal and certain software) if used for specified purposes. If the U.S. President determines that Sinopec Group, or an entity it owns or controls, had engaged in any such activities and if the most extreme sanction under the ISA or other U.S. sanctions laws, blocking, were applied to Sinopec Group’s property, including controlled subsidiaries, Sinopec Group could be prohibited from engaging in business activities in the United States or with U.S. individuals or entities, and U.S. transactions in our securities and distributions to U.S. individuals and entities with respect to our securities could also be prohibited.

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

The Company commenced the sixth stage of construction in 2010 (the “Phase 6 Project”) and completed the project in December 2012. The key component of the Phase 6 Project was the refinery revamping and expansion project. The Phase 6 Project also included the technology development and fine chemicals projects. The purpose of the Phase 6 Project was to improve the Company’s overall industrial structure, core competitiveness and the capability of maintaining sustainable developments. The Phase 6 Project was focused on the objective to achieve intensive utilization of natural resources and the build-up of a complete set of facilities, in accordance with the fundamental industrial model of integrating oil refining and petrochemical production. Through this project, the Company further enhanced its oil refining process and strengthened and expanded the Company’s core businesses while continuing to explore the development of fine chemicals and products with high value added. See Item 4. Information on the Company – D. Property, Plant and Equipment – Capital Expansion Program.

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

In connection with the share reform, the Distribution Proposal regarding 2013 Interim Distribution of Cash Dividend and the Conversion of Capital Fund and Surplus Reserve into Shares of the Company (“Proposal”) was approved at the Company’s 2013 First Extraordinary General Meeting, 2013 First A Shareholders Class Meeting and 2013 First H Shareholders Class Meeting held on October 22, 2013. According to the Proposal, based on the Company’s total share capital of 7,200,000,000 shares as of June 30, 2013, RMB2,421 million of the capital surplus of the Company from its share premium account was used to fund the issue of 3.36 new bonus shares with respect to every 10 issued and outstanding shares, the surplus reserve was used to fund the issue of 1.64 new bonus shares with respect to every 10 issued and outstanding shares, and an interim cash dividend of RMB0.50 (tax included) for every 10 issued and outstanding shares was distributed to all shareholders.

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

Immediately upon completion of the conversion of capital surplus and surplus reserve into new shares of the Company, the total number of domestic shares of the Company reached, as of December 4, 2013, 7,305,000,000, and the total amount of H Shares of the Company reached 3,495,000,000. Therefore, the Company’s total share capital consists of 10,800,000,000 shares. Sinopec Corp., being the controlling shareholder of the Company, holds 5,460,000,000 domestic shares, representing 50.56% of the total share capital of the Company.

The share certificates of new H Shares issued in connection with the share reform were dispatched and the cash dividend was paid to the holders of H Shares on December 4, 2013. The dealings in the new H Shares commenced on December 5, 2013.

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

To fund Secco’s new acrylonitrile plant project with a capacity of 260,000 tons/year, its new ethylene plant with a new supercharger, its new butadiene plant with a capacity of 90,000 tons/year, and its utility facilities upgrading project, in 2013 the shareholders of Secco agreed to increase the registered capital of Secco by U.S.$150,085,618 according to their respective shares in the equity interests in Secco, of which the Company was obligated to contribute an amount of U.S.$30,017,124 in installments. We have paid U.S.$9,817,718 and U.S.$1,884,050 on December 10, 2013 and March 5, 2014, respectively.

For a description of capital expansion projects related to our facilities, see Item 4. Information on the Company – D. Property, Plant and Equipment – Capital Expansion Program.

B. Business Overview

We are one of the largest petrochemical companies in China based on 2014 net sales and ethylene production. Our highly integrated petrochemical complex processes crude oil into a broad range of products in four major product areas:

•	synthetic fibers,

•	resins and plastics,

•	intermediate petrochemicals, and

•	petroleum products.

Based on 2014 sales volumes, we are a leading Chinese producer of synthetic fibers and resins and plastic products. We believe that we are also a leading competitor in sales of petroleum products and intermediate petrochemicals in our regional markets.

Our net sales by business lines as a percentage of total net sales in each of 2012, 2013 and 2014 are summarized as follows:

Net Sales of RMB87,217.3 million in 2012

Synthetic fibers	3.80%
Resins and plastics	16.86%
Intermediate petrochemicals	20.63%
Petroleum products	43.92%
Trading of petrochemical products	13.78%
Others	1.01%

Total	100.00%

Net Sales of RMB105,503.2 million in 2013

Synthetic fibers	3.05%
Resins and plastics	13.52%
Intermediate petrochemicals	17.47%
Petroleum products	54.42%
Trading of petrochemical products	10.58%
Others	0.96%

Total	100.00%

Net Sales of RMB92,725.0 million in 2014

Synthetic fibers	3.12%
Resins and plastics	13.47%
Intermediate petrochemicals	13.36%
Petroleum products	53.13%
Trading of petrochemical products	15.95%
Others	0.97%

Total	100.00%

We derive a substantial portion of our revenues from customers in Eastern China (principally Shanghai and its six neighboring provinces), an area that has experienced economic growth above the national average in recent years. We believe that we are well- positioned to take advantage of opportunities which may arise through the growth of economy of China generally and in this area in particular. Shown by geographic region and exports, our net sales by business lines as a percentage of total net sales for each of 2012, 2013 and 2014 are as follows:

2012 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	84.61	14.83	0.56
Resins and plastics	86.50	13.50	0
Intermediate petrochemicals	89.32	9.31	1.37
Petroleum products	97.94	2.06	0
Trading of petrochemical products	92.54	0.58	6.88
Total net sales	94.18	4.68	1.14

2013 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	86.01	13.92	0.07
Resins and plastics	86.25	13.75	0.00
Intermediate petrochemicals	95.74	2.48	1.78
Petroleum products	98.69	1.31	0.00
Trading of petrochemical products	91.65	7.61	0.74
Total net sales	94.61	4.34	1.05

2014 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	87.10	12.90	0.00
Resins and plastics	87.83	12.17	0.00
Intermediate petrochemicals	94.60	2.10	3.30
Petroleum products	99.47	0.53	0.00
Trading of petrochemical products	96.77	0.30	2.93
Total net sales	96.21	2.50	1.29

Business Strategy

In 2015, we expect that our business and operating conditions will remain challenging. We will continue our efforts to ensure the high safety and environmental protection standards in our production. We will also endeavor to maintain stable production while focusing on enhancing our product structure and improving the quality of our products in 2015. We will further strengthen our internal management and endeavor to maximize economic benefits in order to maintain our sustainable growth.

To achieve our business objectives in 2015, we will work diligently to fulfill the following tasks:

(a) Further implement Quality, Health, Safety and Environment (“QHSE”) management

We will implement QHSE management in a comprehensive manner, prioritize the direct safety supervision in operating procedures and further enhance the management and assessment system in relation to safety and environmental protection. Meanwhile, we are committed to green and low carbon operations, energy saving and emission reduction, as well as clean production. Hence, we will tighten control over discharge of waste water, waste solid and waste gas from end sources, and seek to maintain a 100% proper treatment ratio. In addition, we will strictly supervise and evaluate the performance of our contractors to raise their awareness of QHSE management. We will continue to reinforce the quality standard of “Making Every Drop Count” and promote stronger oversight in every production procedure, thereby putting in place our stringent controls on outgoing products.

(b) Enhance management of production and operations

We will further improve the management of our production system and implement our reporting system in relation to major production incidents, with an aim to minimize unexpected production disruptions. We will also strengthen the management of our production process technology and improve our supervision of production progress in meeting technical requirements and economic targets. In addition, we will also strengthen our operations management and fully leverage the strengths of our platform used for processing malfunction and repair requests of our production facilities. Through our major efforts in QHSE-based detection and prevention of potential hazards in our production facilities, we are expected to be able to effectively improve our management of facilities.

(c) Optimize production process to reduce operation cost and expenditure

We will continue to adopt the use of cost-to-performance ratio as our primary selection criteria for crude oil purchases while focusing on the selection of ideal sources of crude oil and maintaining cost control. As part of our efforts on optimizing the structure of refined oil products, we will continue to enhance the proportion and output of high-grade refined oil products. With a view to promoting the structural adjustment of our petrochemical products, we will adhere to the implementation of a dynamic optimization model whereby we will focus on optimizing the structure of main products, strengthening our tracking of the margin contribution of our chemical plants and adjusting the load of our plants in a timely manner. We will also step up our efforts in minimizing expenditure to further reduce expenses. In addition, we will continue to adhere to our strategy of optimizing our inventory levels. We will ensure the safety and stability of production and business operations while minimizing exposure to operating risks. To reduce transportation costs, we will continue to improve and delineate our sales areas in a prudent manner.

(d) Foster scientific research and development and develop high-tech statistic data information system

Capitalizing on the development opportunities brought about by the production facilities located in the north coast of Hangzhou Bay, we will further adjust and optimize our refinery/petrochemical integration plan. We will proactively facilitate the integration of our refinery with the petrochemical plant while commencing selected high-tech research projects in respect of the production of our petrochemical products which we have relatively strong competitive advantages. We will also focus our efforts on the implementation of key scientific research projects such as the carbon fiber and needle coke project designed to extract particularly valuable needle coke from residual oil during the crude oil refining process, while exploring an external sales model for our technical services so as to tap on a new source of profit. We will proactively foster our industrial and informatization integration, expand the application of Advanced Process Control (“APC”) system as well as facilitate the development of our comprehensive statistic data information system.

(e) Strive to enhance internal management

We will further optimize our corporate management systems and processes. We will enhance our on-site management of production areas and operations. We will continue to strengthen our management structure and to eliminate redundant staff. We will improve our management of performance appraisal, and establish and strengthen our performance evaluation management system.

Principal Products

We produce four principal types of products with different specifications, including synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. We use many of the important petroleum products and intermediate petrochemicals we produce in producing our own downstream products.

In 2014, the volume of our production declined, with a total volume of products amounting to 13,570,600 tons, representing a decrease of 13.03% over the previous year. The decrease was primarily attributable to the following two reasons: (1) we undertook an overhaul of our production plants which resulted in a significant downtime of our production; and (2) we reduced the crude oil processing volume in response to the downturn of the petrochemical products market.

•	The Company processed 14,170,200 tons of crude oil (including 1,274,800 tons of crude oil processed on a sub-contract basis), representing a decrease of 9.56%.

•

Total production output of refined oil, including gasoline, diesel and jet fuel was 8,424,300 tons, representing a decrease of 7.15%, among which the Company produced 2,870,500 tons of gasoline, nearly at par with the previous year; 4,065,300 tons of diesel, representing a decrease of 17.56%; and 1,488,500 tons of jet fuel, representing an increase of 17.21%.

•	The Company produced 804,400 tons of ethylene, 510,200 tons of propylene and 105,600 tons of butadiene, representing a decrease of 15.62%, 16.61% and 18.46%, respectively.

•	The Company produced 347,500 tons of benzene and 680,600 tons of paraxylene, representing a decrease of 18.16% and 27.53%, respectively.

•

The Company also produced 1,042,300 tons of synthetic resins and copolymers (excluding polyesters and polyvinyl alcohol), representing a decrease of 7.75%; 705,900 tons of raw materials for synthetic fibers, representing a decrease of 19.52%; 417,000 tons of synthetic fiber polymers, representing a decrease of 20.34%; and 232,400 tons of synthetic fibers, representing a decrease of 8.07%.

The following table shows our 2014 net sales by major products as a percentage of total net sales together with the typical uses of these products.

Product	% of net sales	Typical Use
SYNTHETIC FIBERS
Polyester staple fiber	0.47%	Textiles and apparel
Acrylic staple fiber	2.47%	Woven into fabrics or blended with other material fabrics to make fabric or acrylic top
Others	0.18%
Sub-total	3.12%
RESINS AND PLASTICS
Polyester chips	2.23%	Polyester fibers, films and containers
PE pellets	5.87%	Films, ground sheeting, wire and cable compound and other injection molding products such as housewares and toys
PP pellets	4.78%	Extruded films or sheets, injection molded products such as housewares, toys and household electric appliance and automobile parts
PVA	0.20%	PVA fibers, building coating materials and textile starch
Others	0.39%
Sub-total	13.47%
INTERMEDIATE PETROCHEMICALS
Ethylene	0.17%	Feedstock for polyethylene, EG, polyvinyl chloride (“PVC”) and other intermediate petrochemicals which can be further processed into resins, plastics and synthetic fiber.
Ethylene oxide	2.50%	Intermediate products for the chemical and pharmaceutical industry, including dyes, detergents and auxiliary agents
Benzene	2.48%	Intermediate petrochemical products, styrene, plastics, explosives, dyes, detergents, epoxies and nylon
Paraxylene	3.88%	Intermediate petrochemicals and polyester
Butadiene	0.85%	Synthetic rubber and plastics
Ethylene glycol	0.82%	Fine chemicals
Others	2.66%
Sub-total	13.36%
PETROLEUM PRODUCTS
Gasoline	19.44%	Transportation fuels
Diesel	22.02%	Transportation fuels and agricultural fuels
Jet Fuel	3.87%	Transportation fuels
Others	7.80%
Sub-total	53.13%
Trading of petrochemical products	15.95%
Others	0.97%

Total	100.00%

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
Jet Fuel Mercaptan Renewing
Kerosene
LOPE Resoms
LOPE
Polyethylene Unit Polymerization
Film Unit (Transform)
Polyethylene
Film
Ethylene
Poluvingyl Alcohol Unit Intermediate Step
PVA
VAC
Naphtha
AGO
EO/EG Unit
MEG
EO.DEG
Acrylic Processing Unit
Acrylic Top
Crude Oil
Distillation
Ethylene Units
Intermediate Step Acrylonitrile Unit
Acrylonitrile
Acrylie Fiber Unit
Acrylic Fiber
Propylene
C-4 Fraction
Polypropylene Unit Polymerization
PP
PP Fiber (Stop Production)
PP Fiber Unit
1, 3-Piperlene
C-5 Fraction
Crude Isoamylenes
Methylbutene Plant
Methylbutene
C-5 Extraction
Isopreme
Cracking Oil
Linalool Plant
Linalool
Reforming Gasoline Hydrogenation Plant
Extraction
Butadiene
Naphtha
Refined Naphtha
Polyester Chips
Pressure reducing VGO
PTA
Polyester Unit
Hydrocracking
Naphtha
Aromatics Unit
Paraxylene
PTA UNIT
Residual Oil
Jet Fuel & LPG
Benzene
Polyester Chips /Polyester Melt
Filament
Industrial Long Fiber
Terylene Long Fiber
Staple Fiver Spinning Unit
Polyester Fiber
Hydrotreated Residual Oil
Catalytic Cracking Unit
Catalytic Propylene
Gasoline and Diesel
Liquefield Petroleum Gas
Catalytic Carton 4
Acrylonitrile Unit
MTBE Unit
MTBE
Methanol
Residual Oil Integrated Unit
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

Raw Materials

In 2014, we continued to strengthen our advantages in refining and chemical integration and leverage the strong adaptability of our refining plants to process more high-sulfur crude oil; we used a Process Industry Modeling System (“PIMS”) to determine the cost performance of crude oil to further improve the cost control of crude oil purchases; and the total volume of the main types of oil with high cost performance purchased in the whole year of 2014 accounted for 96.6% of the total purchase of crude oil, reducing the overall cost of crude oil we purchased.

To enhance the overall profitability, we optimized our ethylene cracking stocks, adjusted and improved our natural gas and fuel gas structure, optimized our hydrogen system, reduced the emission and increased the efficiency of flare gas, increased the outputs of gasoline and aviation kerosene, and optimized naphtha, residual oil and wax oil processing lines. By reducing the output of paraxylene, we increased our supply of high-octane gasoline blending components to produce more gasoline. By substituting aviation kerosene hydrogenation for diesel hydrogenation and upgrading the quality of 3.3 million tons of diesel through hydrogenation, we further optimized the structure of our finished oil products, achieving a diesel to gasoline ratio of 1.42:1 for 2014. We strengthened our tracking of the margin contribution of our units, and continuously carried out daily profitability measurement for each product so as to promptly detect changes in profitability, quickly adjust the load and running schedule of our production units and afford priority to the production of products with high profitability and market demand.

Crude Oil

Crude oil is our primary raw material and the most significant raw material we purchase from outside sources. In 2014, crude oil accounted for approximately 64.11% of our total cost of sales. Accordingly, the supply and price of crude oil are key factors in determining our profitability.

Supply and Transportation – All crude oil required by us, whether from domestic or foreign sources, is purchased through the channels of Sinopec Corp. as an agent. During 2014, we did not experience any significant problems in obtaining sufficient crude oil to meet our production needs.

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

We have received confirmation from Sinopec Corp. that it will purchase on our behalf 15.3 million tons of imported crude oil in 2015. Sinopec Corp. has further confirmed that, subject to China’s national crude oil policy and our actual production needs, it will continue to purchase on our behalf sufficient quantities and appropriate kinds of crude oil, including domestic offshore and imported crude oil, to satisfy our anticipated annual needs. We anticipate that we will fully utilize our supply of crude oil in 2015. We believe that the mix of crude oil feedstock currently available is satisfactory for our 2015 production capacity and targets. Additionally, as part of China’s commitment at its accession into WTO, certain non-state-owned enterprises have been granted an increasing amount of quota to import crude oil. Although we do not expect to obtain crude oil through this channel in the foreseeable future due to the current crude oil supply system, this may provide us with an alternative source of crude oil supply.

Crude Oil Mix – Our refining equipment is designed to process certain grades of crude oil. Therefore, the origin and quality of the crude oil available can be important to our business. We believe that as we have been significantly increasing usage of imported crude oil, we will continue to be able to obtain from the market such imported crude oil that is compatible with our refining equipment. The overall mix of foreign versus domestic crude oil we process in 2015 will depend on a variety of factors, including the amount of future supply of domestic offshore crude oil and the availability, price, quality, processing profitability and compatibility with our refining capabilities of imported crude oil. Provided there are no significant modifications to the existing channels of crude oil supply, we believe that sufficient supplies of crude oil will be available on the domestic or international markets for our 2015 production capacity and goals.

In 2014, our crude oil was sourced as follows:

Domestic offshore crude oil	0.61%
Imported crude oil	99.39%

Total:	100.00%

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

Pricing – The price of domestic offshore crude oil is controlled by China National Offshore Oil Corporation (“CNOOC”) and Sinopec Group based on government pricing policies and by reference to the price of the crude oil of the same quality in the international market, while imported crude oil is generally sold to us at prevailing international market prices. The average cost of imported crude oil and domestic offshore crude oil in 2014 was RMB4,593.96 (U.S.$740.41) per ton and RMB4,745.62 (U.S.$764.86) per ton, respectively. In 2014, we processed 14,090,000 tons of imported crude oil and 77,951 tons of domestic offshore crude oil (including 1,270,000 tons of crude oil processed on a sub-contract basis).

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

On March 26, 2013, the NDRC announced adjustments to the existing refined oil pricing mechanism, which include, among other things, (i) shortening of price reference period from 22 working days to10 working days; (ii) lifting the 4% downward and upward fluctuation cap on benchmark crude oil prices; and (iii) adjusting the composition of domestic benchmark crude oil types in response to changes of types of imported crude oil and crude oil trading in the overseas market. In the cases of changes such as significant increase in domestic prices or significant fluctuations of crude oil price, the NDRC may issue additional procedural guidelines, such as implementing ad hoc suspension or delay of price adjustment upon the approval by the State Council.

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

In 2014, as the global economic growth remained slow, the demand for petroleum decreased. The shale gas revolution in the U.S. significantly increased petroleum supply. The international crude oil price fluctuated drastically due to the U.S. dollar’s entry into a bullish period after the end of the U.S.’s quantitative easing policy in the fourth quarter of 2014, the OPEC member states’ maintenance of their crude oil outputs to retain their market shares, and geopolitical and some other factors. In 2014, the average West Texas Intermediate (“WTI”) crude oil price on the U.S. mercantile exchanges was US$93.14/barrel, representing a decrease of 4.9% from US$97.94/barrel in 2013. In 2014, the average price of Brent crude oil on the London Intercontinental Exchange was US$99.45/barrel, representing a decrease of 8.92% from U.S.$108.64/barrel in 2013; and in 2014, the average price of crude oil in Dubai was US$96.66/barrel, representing a decrease of 8.34% from U.S.$105.45/barrel in 2013.

For the year ended December 31, 2014 we processed a total of 14,170,200 tons of crude oil (including 1,274,800 tons of crude oil processed on a sub-contract basis), representing a decrease of 1,497,600 tons, or 9.56%, over the previous year. Of the crude oil we processed in 2014, domestic offshore oil accounted for 77,951 tons and imported crude oil accounted for 14,090,000 tons. After the launching of the refinery revamping and expansion project as part of Phase 6 Project in 2012, we enhanced the adaptability of the crude oil and significantly improved the ability to process the relatively low-cost high-sulfur crude oil in 2014. The average unit cost of crude oil processed (by us) in 2014 was RMB4,618.68/ton (RMB4,819.11 /ton in 2013), representing a decrease of 4.16% over the previous year. Our total cost of crude oil processed reached RMB59.56 billion in 2014, representing a decrease of 16.81% compared to RMB71.593 billion for the previous year, which represented 64.11% of the total cost of sales.

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

We expect that our total requirement for coal to generate electricity in 2015 will be approximately 2.15 million tons. In 2014, we consumed approximately 2.16 million tons of coal, an increase from 2013 of 0.05 million tons.

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

We purchase some ancillary raw materials from outside sources. These raw materials include natural gas, MX, methanol, ammonia, sodium hydroxide, sulfur, acetone, acrylonitrile, PTA, propylene and a variety of catalytic agents. In 2014, the total cost of these materials accounted for approximately 13.18% of our total cost of sales. We do not expect any difficulties in obtaining a supply of any of these ancillary raw materials in amounts sufficient to meet our needs in the foreseeable future.

Sales and Marketing

Distribution

The distribution of our fuel products is subject to government regulations. We are required to sell certain refined products to the subsidiaries of Sinopec Group or customers designated by Sinopec Group. Since the second half of 2005, Sinopec Group has executed reforms to its system of selling petrochemical products and implemented what it refers to as a “Five Consolidations” strategy featuring “consolidated marketing strategy, consolidated promotion, consolidated logistics optimization, consolidated sales and consolidated branding”. As a result, the sales of our major petrochemical products are now conducted in a consolidated manner by sales agents designated by Sinopec Group. However, we have the autonomy to decide on the distribution method of our other products in accordance with market conditions. The products we sold in 2014 that were subject to planned distribution by Sinopec Group, sales by agents and sales based on our own discretion accounted for 59.80%, 37.60% and 2.60%, respectively, of the total products we sold.

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

We use long term contracts to sell most of our products. We did not experience significant write-offs or defaults on our accounts receivable or other trading accounts in 2014. In general we managed to maintain a stable correlation between production and sales in 2014.

Product breakdown

Synthetic Fibers – In 2014, 7.32% of our synthetic fiber products were purchased by provincial and municipal government trading companies that act as intermediaries between us and end-users. No single customer accounted for more than 15.38% of our sales of synthetic fibers in 2014.

Resins and Plastics – In 2014, approximately 8.68% of our resins and plastics sales were to provincial and municipal government trading companies and approximately 59.09% were sold to industrial users. No single customer accounted for more than 2.93% of our sales of resins and plastics in 2014.

Intermediate Petrochemicals – We sell a variety of intermediate petrochemical products, among which the sale volume of petroleum benzene and paraxylene was relatively high in 2014. Secco is the principal outside consumer of our petroleum benzene. In 2014, we sold 144,600 tons of petroleum benzene to Secco, representing 41.61% of our total 2014 production of such product.

Jiaxing Petrochemical Company Limited and Oriental Petrochemical (Shanghai) Corporation (“Oriental”) are the principal outside consumers of our paraxylene. In 2014, we sold 320,000 tons and 137,100 tons of paraxylene, representing 47% and 20% of our total 2014 production of such product, to Jiaxing Petrochemical Company Limited and Oriental respectively, at prices mutually agreed upon by the relevant parties.

Petroleum Products – In 2014, our primary gasoline and diesel customer was Sinopec Huadong Sales Company Limited.

Trading of Petrochemical Products – In 2014, our primary trading customer for petrochemical products was Sinopec Chemical Commercial Holding Company Limited.

Product Pricing

Most of our products are permitted to be sold at market prices. However, four types of petroleum products (gasoline, diesel and jet fuel, and liquefied petroleum gas) that we sell are subject to varying degrees of government pricing control and are, accordingly, sold at prices set by the Chinese government, which may sometimes be below our costs. In 2012, 2013 and 2014, approximately 40.09%, 49.11% and 48.02% of our net sales were from products subject to price controls. Price controls may apply to these products in various ways. Such price controls are sometimes applied exclusively to our products, exclusively to our competitors’ products or sometimes applied to neither our products nor our competitors’ products. The Chinese government has adopted changes to the pricing mechanism for domestic refined oil to be indirectly aligned with international crude oil prices in a controlled manner through use of certain formula(s).

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

Competition

We compete principally in the Chinese domestic market where 96.52% of our products in volume were sold in 2014. In addition, the limitation in transportation infrastructure in China and the difficulties involved in transporting petrochemical products force companies to compete primarily on a regional basis. In 2014, 96.21% of our net sales were made to customers in Eastern China.

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

As a result of these measures, we are facing increasing competition from foreign companies and imports. On the other hand, we think that China’s WTO entry and increasing foreign investments in China have contributed and will continue to contribute to the growth of investment and business in China, resulting in an increase in sales opportunities for us.

Our Competitive Position

In the following discussion, internal consumption of resins and intermediate petrochemicals produced by integrated manufacturers in the production of downstream products are treated as sales.

Synthetic Fibers

In 2014, we had an approximate 0.64% share of total domestic polyester and acrylic consumption while imports had an approximate 1.17% share.

The following table summarizes the competitive position of our principal synthetic fibers according to domestic sales in 2014.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal domestic competitor’s share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Acrylic	22.87%	1	Jilin Province	21%	19.43%

Sources: Statistics provided to us by Sinopec Group and the China National Council of Textiles.

Resins and Plastics

In 2014, we had an approximate 3.80% share of total domestic resins and plastics consumption while imports had an approximate 27.92% share. The following table summarizes the competitive position of our principal resins and plastics products according to domestic sales in 2014.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Polyester chips	2.83%	14	Jiangsu Province	8.5%	1.21%
PE	5.27%	14	Guangdong Province	7.3%	47.85%
PP	3.56%	12	Guangdong Province	6.9%	21.06%

Intermediate Petrochemicals

In 2014, we were one of the largest sellers of intermediate petrochemicals in China, holding an approximate 3.49% share of total domestic consumption, while imports had an approximate 22.90% share of domestic consumption. Ethylene glycol, paraxylene, benzene and butadiene are our major intermediate petrochemical products. In 2014, we were a major producer of ethylene glycol, paraxylene and benzene in China. The following table summarizes the competitive position of our principal intermediate petrochemicals according to domestic sales in 2014.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Ethylene glycol	6.85%	2	Zhejiang Province	7%	70.04%
Paraxylene	7.20%	4	Jiangsu Province	4.3%	51.62%
Benzene	4.72%	1	Zhejiang Province	4.6%	7.62%
Butadiene	4.02%	12	Zhejiang Province	4.7%	7.20%

Petroleum Products

In 2014, we had an approximate 2.66% share of total domestic petroleum products market while imports had an approximate 3.52% share. Although we have one of the largest refining capabilities in China, we use most of our refining capacity to produce feedstock for our own downstream processing of petrochemical products.

The domestic markets for each of our major petroleum products are geographically concentrated because these markets tend to be highly localized with individual producers controlling a large share of the markets in their locality. In 2014, we sold approximately 99.47% of our petroleum products in Eastern China.

Investments

We established Secco, a Sino-foreign equity joint venture, in late 2001 with BP and Sinopec Corp., primarily to build and operate a 900,000 ton Rated Capacity ethylene petrochemical manufacturing facility. Secco completed construction and commenced its manufacturing operations in 2005. In 2009, Secco had expanded the capacity of certain facilities to 1,090,000 tons of ethylene per annum. We own 20% of the equity interest of Secco. Secco plans to invest in a new acrylonitrile plant project with a capacity of 260,000 tons/year, a new ethylene plant with a new supercharger, a new butadiene plant with a capacity of 90,000 tons/year, and a utility facilities upgrading project. To fund Secco’s new projects, in 2013, the shareholders of Secco agreed to increase the registered capital of Secco by U.S.$150,085,618 according to their respective shares in the equity interests in Secco, of which the Company was obligated to contribute an amount of U.S.$30,017,124 in installments. We have paid U.S.$9,817,718 and U.S.$1,884,050 on December 10, 2013 and March 5, 2014, respectively.

In 2014, Secco achieved a sales revenue of RMB26.132 billion (U.S.$4.212 billion), representing a decrease of 11.02% from its sales revenue of RMB29.370 billion (U.S.$4.852 billion) in 2013. The decrease of sales revenue was primarily attributable to the downturn of petrochemical products market and an overhaul of Secco’s production plants in 2014 which is regularly carried out every four years. Secco produced 1,081,000 tons of ethylene in 2014, representing a decrease of 86,000 tons over the previous year, down by 7.4%. Secco suffered a net loss of RMB340.27 million (U.S.$54,841.6 million) in 2014, as compared to a net profit of RMB200.63 million (U.S.$33.142 million) in 2013. The net loss was incurred primarily because the domestic petrochemicals market continued to be sluggish, and Secco’s production facilities were not in operation for an extended period of time due to the scheduled overhaul in 2014.

Environmental Protection

We are subject to national and local environmental protection regulations, which currently impose a graduated schedule of fees for the discharge of waste substances, require the payment of fines for pollution and provide for the forced closure of any facility that fails to comply with orders requiring it to cease or cure certain environmentally damaging practices. We have established environmental protection systems which consist of pollution control facilities to treat certain of our waste materials and to safeguard against accidents. Because of the nature of our business, however, we store a significant amount of waste substances in the plants and discharge them into the environment after making such waste substances meet the discharge standards. During 2014, we were assessed a total of RMB33.52 million (U.S.$5.40 million) in fees for discharges of waste substances.

We completed the upgrading of some equipment of the environmental protection facility that supports the continuous polyester testing plant of the Polyester Fiber Research Institute under our Polyester Fiber Department in the second half of 2006, and then commenced the operation of the facility without complying with the required inspection and acceptance procedures for the facility. As a result, we were in breach of the relevant environment regulations of the PRC, and the Environmental Protection Bureau of Jinshan District imposed a fine of RMB80,000 upon us for such breach on February 18, 2014.

We believe our environmental protection facilities and systems are adequate for the existing national and local environmental protection regulations. In 2014, the Company continued to carry out various energy-saving and emissions reduction measures in accordance with the relevant domestic energy conservation and emissions reduction requirements, and achieved all energy-saving and emissions reduction goals set by the Chinese government during the year.

In 2014, the Company’s overall energy consumption per RMB10,000 of product value was 0.851 tons of standard coal, representing an increase of 2.28% compared to 2013. In 2014, the proper disposal ratio of waste water, waste solids and waste gas reached 100%, with a year-on-year decrease of 67.36% in the solid residues disposed of by contractors, a year-on-year decrease of 26.07% in chemical oxygen demand (“COD”), a year-on-year decrease of 23.51% in the emissions of nitrogen oxides, a year-on-year decrease of 25.11% in the emissions of sulphur dioxide, and a year-on-year decrease of 80% in the emissions of flare gas. The average heat efficiency of the heating furnaces reached 92.42% in 2014, an increase of 0.18% over the previous year. In 2014, the Company was actively engaged in carbon inventory and carbon emission trading and met the 2013 carbon emission trading quotas, which signals that our carbon emission trading business has been in normal operation.

Insurance

We currently participate in a package of insurance coverage plan through Sinopec Group as its controlled subsidiary, which, as of December 31, 2014, was approximately RMB38.9 billion (U.S.$6.27 billion) on our property and facilities and approximately RMB3 billion (U.S.$0.48 billion) on our inventory. In addition, we maintain insurance policies for such assets as the engineering construction projects and products in transit with third-party’s commercial insurance company. The Sinopec Group insurance coverage is compulsory and applies to all enterprises controlled by Sinopec Group, pursuant to guidelines of Sinopec Group which may not be legally enforceable against Sinopec Group. Thus, there are uncertainties under Chinese law as to what percentage insurance claims we may demand against Sinopec Group.

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

Business Operations Relating to Iran and other U.S. Sanctioned Countries

In 2014, we sourced a small amount of crude oil from Iran through a wholly-owned subsidiary of Sinopec Corp., our controlling shareholder, and such amount represented 5.33% of our total purchase volume of crude oil. Details of the purchase volume and purchase expenses are provided below:

	Volume (thousand tons)	% of total	Amount (RMB billion)	% of total
Iran	717.56	5.33	3.36	5.43
Others	12738.82	94.67	58.53	94.57

Total	13456.38	100.00	61.89	100.00

In addition, based on feedback to our inquiries to Sinopec Group, the controlling shareholder of Sinopec Corp., Sinopec Group, directly or indirectly, engaged in a small amount of business activities in Iran such as providing engineering support and designs. Sales revenue from these business activities accounted for 0.018% % of Sinopec Group’s total unaudited sales revenue in 2014. No profits were generated from these business activities in 2014.

We have no performance obligations under any contract to continue to purchase crude oil sourced from Iran in 2014.

C. Organizational Structure.

Our Subsidiaries

Our significant subsidiaries are listed below. All of the subsidiaries named below are incorporated in China.

Subsidiary Name	Our ownership interest	Our voting power
	(%)	(%)
Shanghai Petrochemical Investment Development Company Limited	100.00	100.00
China Jinshan Associated Trading Corporation	67.33	67.33
Shanghai Jinchang Engineering Plastics Company Limited	74.25	71.43
Shanghai Golden Phillips Petrochemical Company Limited	60.00	60.00
Zhejiang Jin Yong Acrylic Fiber Company Limited	75.00	75.00
Shanghai Jinshan Trading Corporation*	67.33	67.33
Shanghai Golden Conti Petrochemical Company Limited	100.00	100.00

*	Shanghai Jinshan Trading Corporation was established by one of our subsidiaries, China Jinshan Associated Trading Corporation, on July 7, 2014. It is mainly engaged in the import and export of petrochemical products and machineries.

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

Overview

Sinopec Corp. is an integrated petroleum and petrochemical company with upstream, midstream and downstream operations. Based on trading volume in 2014, Sinopec Corp. is one of the largest publicly listed companies in China and one of the largest petroleum and petrochemical companies in both China and Asia. Sinopec Corp. is one of the largest refiners, distributors and marketers of gasoline, diesel, jet fuel and most other major refined products in China and Asia with principal markets in the eastern and southern regions of China. Sinopec Corp. is also a producer and distributor of petrochemicals in China and additionally explores, develops and produces crude oil and natural gas principally to supply its refining and chemical operations.

Subsidiaries

Details of Sinopec Corp.’s principal subsidiaries are given in the table below. Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong respectively, all of the below principal subsidiaries are incorporated in China.

			Percentage of equity
Name of Company	Particulars of issued capital	Type of legal entity	Percentage of equity held by Sinopec Corp. and its subsidiary	Principal activities
	(millions)		(%)
China Petrochemical International Company Limited	RMB1,400	Limited company	100.00	Trading of petrochemical products

Sinopec Chemical Commercial Holding Company Limited	RMB1,000	Limited company	100.00	Trading of petrochemical products

Sinopec Sales Company Limited	RMB20,000	Limited company	100.00	Sale of refined oil

Sinopec Yangzi Petrochemical Company Limited	RMB13,203	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products

Fujian Petrochemical Company Limited	RMB5,745	Limited company	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products

Name of Company	Particulars of issued capital	Type of legal entity	Percentage of equity held by Sinopec Corp. and its subsidiary	Principal activities
	(millions)		(%)
Sinopec Shanghai Petrochemical Company Limited	RMB10,800	Limited company	50.56	Manufacturing of synthetic fibers, synthetic resin, intermediate petrochemical products and petroleum products

Sinopec Kantons Holdings Limited	HK$248	Limited company	60.34	Trading of crude oil and petroleum products

Sinopec Yizheng Chemical Fiber Company Limited	RMB4,000	Limited company	100	Production and sale of polyester chips and polyester fibers

Sinopec International Petroleum Exploration and Production Company Limited	RMB8,000	Limited company	100.00	Investment in exploration, production sales, etc. of petroleum and nature gas

Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	RMB830	Limited company	60.00	Sale of refined oil

BP Sinopec (Zhejiang) Petroleum Company Limited	RMB800	Limited company	60.00	Sale of refined oil

Sinopec Qingdao Refining and Chemical Company Limited	RMB5,000	Limited company	85.00	Manufacturing of intermediate petrochemical products and petroleum products

China International United Petroleum & Chemical Co., Ltd.	RMB3,000	Limited company	100.00	Trading of crude oil and petrochemical products

Sinopec Hainan Refining & Chemical Company Limited	RMB3,986	Limited company	75.00	Manufacturing of intermediate petrochemical products and petroleum products

Sinopec (Hong Kong) Limited	HK$13,227	Limited company	100.00	Trading of petrochemical products

Sinopec Senmei (Fujian) Petroleum Ltd.	RMB1,840	Limited Company	55.00	Sale of refined oil

Sinopec Fuel Oil Sales Company Limited	RMB2,200	Limited Company	100.00	Sale of refined oil

Sinopec Great Wall Energy and Chemical Co., Ltd. (Great Wall Energy and Chemical)	RMB18,863	Limited company	100.00	Investment and management of coal chemical, production and sales of coal chemical products

Sinopec Beihai Refinery Co., Ltd	RMB5,294	Limited company	98.98	Import and processing of crude oil, production, storage and sales of petroleum and petrochemical products

			Percentage of equity
Name of Company	Particulars of issued capital	Type of legal entity	Percentage of equity held by Sinopec Corp. and its subsidiary	Principal activities
	(millions)		(%)
Sinopec-SK(Wuhan) Petrochemical Company Ltd.(Sinopec-SK Wuhan)	RMB6,270	Limited company	65	Production, sales, research and development of ethylene and downstream derivative products.

Sinopec Qingdao Petrochemical Co., Ltd.	RMB1,595	Limited company	100	Manufacturing of intermediate petrochemical products and petroleum products

Sinopec Great Wall Energy and Chemical (Ningxia) Co., Ltd. (Ningxia Energy and Chemical)	RMB5,130	Limited company	95	Production and sales of electricity, cement, development and sales of coals

Sinopec Zhanjiang Dongxing Petrochemical Co., Ltd.	RMB4,397	Limited company	75	Manufacturing of intermediate petrochemical products and petroleum products

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

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for petroleum products and intermediate petrochemicals in 2014:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate (%)
Crude oil distillation units (2)	14,000,000	96.52
Hydrocracker (2)	3,000,000	85.37
*Ethylene units (2)	700,000	107.21
Aromatics unit	835,000	94.36
PTA unit	400,000	79.57
EO/EG unit (2)	525,000	88.60
Acrylonitrile unit	130,000	104.01
**Cracking and catalyzing (2)	4,500,000	100.70
Delayed Coking (2)	2,200,000	93.39
Diesel oil hydrogenation unit (3)	5,050,000	84.46
C5 segregation unit (2)	205,000	113.07

*	The first ethylene unit ceased operating on November 25, 2013.
**	For cracking and catalyzing units, the utilization rate of 100.7% only applies to one unit. The second unit ceased operating on October 15, 2012.

Our two crude oil distillation units were designed and built in China. In 2014, the actual quantity of crude oil we processed was approximately 14.17 million tons. Our hydrocracker uses technology from United Oil Products Corporation of the United States. Our second ethylene unit uses technology from ABB Lummus Global Inc. of the United States. The aromatics unit uses technology from Universal Oil Products Corporation of the United States. The PTA unit uses technology from Mitsui Petrochemical Corporation of Japan. The EO/EG unit was constructed using technology from Scientific Design Corporation of the United States.

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for resins and plastics and synthetic fibers in 2014:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate (%)
*Polyester units (3)	550,000	95.89
Polyester staple units (2)	158,000	95.41
Polyester filament units	21,000	89.92
Acrylic staple fiber units (4)	141,000	119.80
PE units (3)	408,000	96.91
PP units (3)	400,000	101.92
**Vinyl acetate unit (2)	86,100	106.52

*	The No.3 polyester unit (with a Rated Capacity of 0.1 million tons) ceased operating on September 1, 2013.
**	The first Vinyl acetate unit permanently ceased operating on May 31, 2011.

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

In 2014, we continued to place emphasis on QHSE by implementing a QHSE responsibility system at each level to strengthen the safety supervision at our operations and construction sites and to improve the QHSE-related performance appraisal. These efforts have resulted in continued improvement in our safety and environmental protection practices. We did not encounter serious accidents involving production safety, environmental pollution or occupational poisoning in 2014. We achieved our goal of creating a safe and environmentally-friendly work environment. Among the 102 major indicators that measure technical and economic capacity, 55 exceeded those of the previous year while 31 reached advanced levels in our industry.

Transportation-Related Fixtures

Crude oil, our principal raw material, is transported by pipeline and oil tanker to a crude oil terminal wharf and storage tanks. Our products leave the factory by water, rail, road and pipeline. In 2014, approximately 42.73% of our products by sales volume were collected by customers from our premises, and we delivered the balance. Our major ethylene customer is supplied via a pipeline. Some of the products collected by customers were also transported using our facilities.

Wharfs

We own one chemical wharf at Jinshan with five berths of 2,000, 5,000, 8,000, 10,000 and 25,000 tons. We also own a connecting pipeline capable of loading up to approximately 1.4 million tons of chemical products annually onto ocean-going barges and ships. In 2014, products representing 12.09% of total sales volume were shipped from the wharf. We also have a facility to load ships and barges which use the region’s inland waterways. In 2014, products representing 4.68% of total sales volume were shipped from these facilities. We believe that we have a competitive advantage because a greater proportion of our products are shipped by water as opposed to rail and truck, which is subject to capacity constraints on China’s rail and highway networks. Additionally, we own facilities for receiving crude oil and coal at docks that we own and transporting such materials by pipeline or conveyor to our production facilities.

Rail

We own a railroad loading depot with an annual capacity of 500,000 tons. The depot provides access via a spur line to the national Chinese railway system. In 2014, products representing 1.40% of total sales volume were transported from the factory by rail. Our ability to transport products by rail is limited because of China’s overburdened railway system, the allocation of use of which remains strictly controlled by the Chinese government.

Capital Expansion Program

In 2014, we continued our refining capacity expansion by completing the construction of our No.3 Diesel Hydrogenation Unit Reconstruction and Diesel Quality Upgrading Project. In addition, we have planned or started a number of other principal capital expansion projects. Our principal capital expansion projects for the near term are summarized in the table and further described below. In aggregate, we expect that total investment in the projects described below will be approximately RMB1.6 billion in 2015. This amount will be funded by our own capital and by bank loans.

Name of Project	Rated Capacity (tons/year)	Start Date	Expected Completion Date	Status
Expansion of New and Existing Downstream Petrochemical Products
The Carbon Fiber Project with a Capacity of 1,500 Tons/Year	1,500	2010	Phase I completed in 2012	Phase I completed
Manufacturing Facilities of EVA with a Capacity of 100,000 Tons/Year	100,000	2016	2017	Upfront Work
Upgrading Environmental Protection Facilities Projects
Desulfurization Reconstruction of No. 1, No.5 and No. 7 Furnaces of the Department of Thermoelectricity	N/A	2014	2015	Basic Design submitted
Upgrading of the New Sewage Discharge Standard	N/A	2014	2015	Basic Design submitted

N/A – not applicable.

In 2012, 2013 and 2014, we invested RMB3.811 billion, RMB1.317 billion and RMB1.089 billion, respectively, in capital expansion projects.

Refining Capacity Expansion

With a view to complying with the national requirement to improve the quality of refined oil, we launched the No. 3 Diesel Hydrogenation Unit Reconstruction and Diesel Quality Upgrading Project. In July 2013, the feasibility study report for this project was approved by Sinopec Corp. We commenced the procurement process for a diesel hydrofining reactor in 2013. We started to construct the project in connection with the replacement and maintenance of the catalyst of our No.3 diesel hydrogenation unit in February 2014, and the facilities commenced production in July 2014 after completion of the construction.

Expansion of New and Existing Downstream Petrochemical Products

As a large-scale integrated petrochemical enterprise, our Company produces a wide range of intermediate and downstream petrochemical products. In order to adapt to the changes in the world’s energy market and the development trends in the oil and chemical products market in China, our Company will further integrate the existing refining, olefin and aromatic processing chains, and further develop our chemical business.

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

We plan to construct a new 100,000t/a EVA production unit with imported technology. The revised feasibility study report for this project was submitted to Sinopec Corp. for approval in September 2011. The construction of this project is scheduled to be commenced in 2016 and completed in 2017.

Upgrading Environmental Protection Facilities Projects

In order to further upgrade our environmental protection facilities, our Company plans to increase our capital expenditure on a series of projects to upgrade our environmental protection facilities projects, which mainly include the Thermoelectric Department’s Desulphurization Reconstruction of No.1, No.5 and No.7 Furnaces, and the upgrading of the New Sewage Discharge Standard for our relevant facilities. The forgoing two projects are expected to be completed in 2015.

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

Critical Accounting Policies

The following discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during 2014. Our financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We based our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, our management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

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

Impairments for long-lived assets

Assets that have an indefinite useful life must be tested annually for impairment. Long term assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value. We use all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs. During the years ended December 31, 2012, 2013 and 2014, we recognized impairment charges on property, plant and equipment and other long-term assets of RMB nil, RMB nil and RMB10.2 million, respectively.

Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. We review the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets, taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. There were no significant changes in these estimates during the years ended December 31, 2012, 2013 and 2014.

Impairment for bad and doubtful debts

We estimate impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. We base the estimates on the aging of the accounts receivable balance, customer credit-worthiness and historical write-off experience. If the financial condition of the customers were to deteriorate, actual impairment losses would be higher than estimated. Impairment provisions for bad and doubtful debts were a provision of RMB0.2 million, RMB0.01 million and RMB nil, during the years ended December 31, 2012, 2013 and 2014, respectively.

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

Management assesses the realizability of our inventories based on the estimates of the net realizable value of the inventories at the end of each reporting period. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. We base the estimates on all available information, including the current market prices of the finished goods and raw materials and historical operating costs. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. If the actual selling prices were to be lower or the costs of completion were to be higher than the estimates, the actual allowance for diminution in value of inventories could be higher than estimated. In addition, management periodically reviews inventory aging information to assess if any obsolete inventories are required to be written down at the period end. Based on our assessments, we recorded write-down of inventories of RMB204 million, RMB40 million and RMB214 million respectively for the years ended December 31, 2012, 2013 and 2014. Barring unforeseeable changes that may occur to the current economic environment in either China or worldwide, our management does not anticipate encountering major difficulties with our attempt to realize by the end of 2015 the bulk of our inventories as of December 31, 2014 after deducting for diminution in values.

Income tax

In June 2007, the State Administrative of Taxation issued a tax circular (Circular No.664) to the local tax authorities requesting the relevant local tax authorities to rectify the applicable enterprise income tax (“EIT”) for nine listed companies, which included us. After the notice was issued, we were required by the relevant tax authority to settle the EIT for 2007 at a rate of 33 percent. To date, we have not been requested by the tax authorities to pay additional EIT in respect of any years prior to 2007. There is no further development of this matter during the year ended December 31, 2014. No provision has been made in the financial statements at December 31, 2014 for this uncertainty because we believe it is not probable that the Company will be required to pay additional EIT for tax years prior to 2007.

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

In making the assessment of whether it is probable the Company will realize or utilize the deferred tax assets, we primarily rely on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilize the deferred tax assets recognized at December 31, 2014, the Company would need to generate future taxable income of at least RMB3,660 million, of which RMB2,371 million is required to be generated by 2017 prior to the expiration of the unused tax losses incurred in 2012; and RMB833 million is further required to be generated by 2019, prior to the expiration of the unused tax losses incurred in 2014.

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

In particular, we consume large amounts of crude oil to manufacture our products of which more than 90% is typically imported. We attempt to mitigate the effect of increased costs due to rising crude oil prices. However, our ability to pass on these increased costs to our customers is dependent on government regulations, among other factors. Given that the increase of the sales prices of our products can lag behind the increase of crude oil costs, we sometimes fail to completely cover the increased costs by increasing our sales prices, particularly where government regulations restrict the prices of certain of our fuel products such as gasoline, diesel and jet fuel, and liquefied petroleum gas. In 2012, 2013 and 2014, approximately 40.09%, 49.11% and 48.02% of our net sales were from such products subject to price controls. Although the current price-setting mechanism for refined petroleum products in China allows the Chinese government to adjust price in the PRC market when the average international crude oil price fluctuates beyond certain levels within a certain time period (see Item 4. Information on the Company – B. Business Overview – Product Pricing), the Chinese government still retains discretion as to whether or when to adjust the prices of the refined oil products. The Chinese government generally exercises certain price control over refined oil products once international crude oil prices experience a sustained rise or become significantly volatile. Moreover, the Chinese government controls the distribution of many fuel products in China. For instance, some of our fuel products are required to be sold to designated distributors (such as the subsidiaries of Sinopec Corp.). Because we cannot freely sell our fuel products to take advantage of opportunities for higher prices, we may not be able to fully cover increases in crude oil prices by increases in the sale prices of our products, which has had and will continue to have a material adverse effect on our financial condition, results of operations and cash flows.

In addition, the exchange rates between the Renminbi and the U.S. Dollar or other foreign currencies are affected by Chinese government policies. In particular, the value of the Renminbi is only permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The Chinese government continues to receive significant international pressure to liberalize its currency policy. Most of our revenue is denominated in Renminbi, and most of our purchase of crude oil and some equipment and repayment of certain borrowings are made in foreign currencies. Historically, the trend for appreciation of the Renminbi was helpful to us since our imported crude oil purchases constitute such a large portion of our total costs. However, the recent depreciation of the Renminbi increased our costs and affected our capacity of making profits. In addition, any depreciation of the Renminbi could adversely affect the value of the dividends of our H shares and ADSs, which we pay in foreign currencies. Further appreciation in the value of Renminbi against foreign currencies (including the U.S. Dollar) may cause a decrease in the value of our cash and cash equivalents that are denominated in foreign currencies.

Summary

The following table sets forth our sales volumes and net sales for the years indicated:

	For the year ended December 31,
	2012			2013			2014
	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales

Synthetic fibers	253.3	3,313.3	3.8	250.8	3,220.5	3.1	228.7	2,891.5	3.1

Resins and plastics	1,582.8	14,706.3	16.9	1,506.7	14,268.4	13.5	1,321.4	12,489.4	13.5

Intermediate petrochemicals	2,209.2	17,993.5	20.6	2,545.0	18,430.8	17.5	1,968.9	12,391.0	13.4

Petroleum products	6,921.0	38,301.4	43.9	10,391.5	57,419.8	54.4	9,305.3	49,259.5	53.1

Trading of petrochemical products	—	12,020.7	13.8	—	11,157.6	10.6	—	14,791.0	15.9

Others	—	882.1	1.0	—	1,006.1	0.9	—	902.6	1.0

Total	10,966.3	87,217.3	100.0	14,694.0	105,503.2	100.0	12,824.3	92,725.0	100.0

The following table sets forth a summary statement of the Company’s consolidated statements of operations for the years indicated:

	For the year ended December 31,
	2012		2013		2014
	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales
Synthetic fibers
Net sales	3,313.3	3.8	3,220.5	3.1	2,891.5	3.1
Operating expenses	(3,718.6)	(4.3)	(3,823.4)	(3.6)	(3,473.4)	(3.7)
Segment (loss)/profit	(405.3)	(0.5)	(602.9)	(0.5)	(581.9)	(0.6)
Resins and plastics
Net sales	14,706.3	16.9	14,268.4	13.5	12,489.4	13.5
Operating expenses	(15,997.7)	(18.4)	(15,034.7)	(14.3)	(12,820.9)	(13.8)
Segment (loss)/profit	(1,291.4)	(1.5)	(766.3)	(0.8)	(331.5)	(0.3)
Intermediate petrochemicals
Net sales	17,993.5	20.6	18,430.8	17.5	12,391.0	13.4
Operating expenses	(17,160.8)	(19.6)	(17,366.8)	(16.5)	(12,259.2)	(13.2)
Segment profit	832.7	1.0	1,064.0	1.0	131.8	0.2
Petroleum products
Net sales	38,301.4	43.9	57,419.8	54.4	49,259.5	53.1
Operating expenses	(39,294.4)	(45.0)	(55,242.6)	(52.3)	(49,288.8)	(53.2)
Segment loss/(profit)	(993.0)	(1.1)	2,177.2	2.1	(29.3)	(0.1)
Trading of petrochemical products
Net sales	12,020.7	13.8	11,157.6	10.6	14,791.0	15.9
Operating expenses	(11,974.3)	(13.7)	(11,052.1)	(10.5)	(14,724.9)	(15.9)
Segment profit	46.4	0.1	105.5	0.1	66.1	0.0
Others
Net sales	882.1	1.0	1,006.1	0.9	902.6	1.0
Operating expenses	(843.9)	(1.0)	(791.3)	(0.7)	(745.7)	(0.8)
Segment profit	38.2	0.0	214.8	0.2	156.9	0.2
Total
Net sales	87,217.3	100.0	105,503.2	100	92,725.0	100.0
Operating expenses	(88,989.7)	(102.0)	(103,310.9)	(97.9)	(93,312.9)	(100.6)
(Loss)/profit from operations	(1,772.4)	(2.0)	2,192.3	2.1	(587.9)	(0.6)
Net financing income/(costs)	(283.3)	(0.3)	121.7	0.1	(359.7)	(0.4)
Investment income	6.4	0.0	—	—	—	—
Share of profit of associates and jointly controlled entities	32.8	0.0	130.7	0.1	57.7	0.1
(Loss)/ Earnings before income tax	(2,016.5)	(2.3)	2,444.7	2.3	(889.9)	(1.0)
Income tax	511.4	0.6	(379.2)	(0.3)	214.1	0.2
Net (loss)/income	(1,505.1)	(1.7)	2,065.5	2.0	(675.8)	(0.7)
Attributable to:
Equity shareholders of the Company	(1,528.4)	(1.8)	2,055.3	1.9	(692.2)	(0.7)
Non-controlling interests	23.3	0.1	10.2	0.1	16.4	0.0
Net (loss)/income	(1,505.1)	(1.7)	2,065.5	2.0	(675.8)	(0.7)

Net sales represent sales revenue of the respective segments after sales taxes and surcharges. Operating expenses represent cost of sales, selling and administrative expenses and other operating expenses /income, as allocated to respective segments.

A. Results of Operations

In general, the recovery of the world economy was slower than expected in 2014. The U.S. economy delivered a strong performance in 2014, while the economies of the Euro zone and Japan were sluggish and the growth of emerging economies, including China continued to slow down. The Chinese government adopted a series of macroeconomic control and reform measures and was able to maintain stable economic growth, with an annual GDP growth rate of 7.4%. Primarily due to the slowing growth of the Chinese economy, weak market demand, excessive production capacity and low market prices, the petroleum and petrochemical industry remained in a weak position and the earnings of industry players fell in 2014.

In 2014, given the complex market conditions, with a focus on our profit and returns, we enhanced our effort to improve our environmental protection facilities and to continuously reduce our costs and increase our production efficiency.

In 2014, our turnover amounted to RMB102.126 billion, decreasing by 11.57% compared with 2013. The decrease was primarily due to the decrease in sales volume of our petroleum products mainly as a result of weak customer demand for our products in downstream market and excessive production capacity of petroleum products in the industry. The total volume of our products was 13,570,600 tons in 2014, representing a decrease of 13.03% over the previous year. Our production/sale ratio was 100.06%, and the trade receivables recovery rate was 100%. Our total amount of export was RMB1.317 billion, increasing by 18.44% compared with 2013.

Year ended December 31, 2014 compared with year ended December 31, 2013

Net sales

Primarily due to the sluggish economic growth both in China and overseas countries, the overall production of the petrochemical industry decreased in 2014. The excessive expansion in production capacity of bulk petrochemical products and the weak demand in domestic and international markets led to intensive market competition and a decrease in the market prices of petrochemical products. Domestic oil consumption continued to grow while the supply of refined oil products could easily met such demand in 2014. In 2014, our net sales amounted to RMB92,725 million, representing a decrease of 12.11% from RMB105,503.2 million in 2013. The decrease in our net sales was primarily due to weak customer demand for our products and lower petroleum product prices as a result of excessive production capacity of petroleum products in the industry. We also reduced our crude oil processing volume in 2014 in response to the downturn of the petrochemical products markets, which led to a decrease in the sales volume of our petroleum products. For the year ended December 31, 2014, the weighted average prices (excluding tax) of our synthetic fibers, resins and plastics, intermediate petrochemical products, and petroleum products decreased by 1.54%, 0.19%, 13.10% and 4.20% over the previous year, respectively.

(i) Synthetic fibers

In 2014, the net sales for synthetic fibers amounted to RMB2,891.5 million, representing a decrease of 10.22% as compared to RMB3,220.5 million in the previous year. The decrease was primarily due to weak downstream market demand for synthetic fibers. Sales volume of synthetic fibers decreased by 8.81% compared to that of the previous year, while the weighted average sales price decreased by 1.54%. While the weighted average sales price of acrylic fiber, the principal synthetic fiber product of our Company, increased by 0.84%, the weighted average sales price of polyester fiber decreased by 11.68% compared to that of the previous year. The decrease in the weighted average price of polyester fiber was primarily due to the excessive capacity of polyster fiber production in China, resulting in lower market prices of polyester fiber products. The sales of acrylic fiber and polyester fiber accounted for 79.15% and 14.95% of the total sales of synthetic fibers, respectively.

The net sales of synthetic fiber products accounted for 3.1% of the total net sales in 2014, which percentage was the same as the previous year.

(ii) Resins and plastics

The net sales of resins and plastics amounted to RMB12,489.4 million in 2014, representing a decrease of 12.47% as compared to RMB14,268.4 million in 2013. The decrease in net sales is mainly attributable to a decrease in sales volume of polyester products. The sales volume of resins and plastics decreased by 12.30%, and the weighted average sales price fell by 0.19%. Sales volume of resins and plastics decreased as we reduced the production of polyester chips mainly as a result of the increased market competition and the relatively lower profit margin of these products. Among resins and plastics products, the weighted average sales price of polyethylene for 2014 increased by 2.65%; the weighted average sales price of polypropylene for 2014 increased by 1.53%; and the weighted average sales price of polyester pellet for 2014 decreased by 13.82%. The decrease in the weighted average price of polyester pellet was primarily due to increased market competition and weak customer demand for our products. Sales of polyethylene, polypropylene and polyester pellet accounted for 43.58%, 35.52% and 16.56% of the total sales of resins and plastics, respectively.

The net sales of resins and plastics accounted for 13.5% of total net sales in 2014, which percentage was the same as the previous year.

(iii) Intermediate petrochemicals

The net sales of intermediate petrochemical products amounted to RMB12,391.0 million in 2014, representing a decrease of 32.77% as compared to RMB18,430.8 million in 2013 as a result of decreases in sales volume and weighted average sales prices of our intermediate petrochemical products . The sales volume of intermediate petrochemical products decreased by 22.64% in 2014 primarily as a result of the weak sales of aromatics (including benzene and paraxylene) and olefins, as downstream demand for these products remained weak and our 1# ethylene plant shut down. The weighted average sales price of intermediate petrochemicals decreased by 13.10% in 2014 as compared to the previous year mainly due to a decrease in the average price of the Company’s key intermediate petrochemicals, including paraxylene, butadiene , ethylene oxide, benzene and glycol primarily as a result of weak domestic market demand.

Among the intermediate petrochemicals, weighted average sales prices of paraxylene, butadiene, ethylene oxide, benzene and glycol decreased by 18.83%, 14.29%, 2.92%, 9.07% and 11.32% respectively. The decreases in weighted average sales prices of paraxylene, butadiene, ethylene oxide, benzene and glycol were primarily due to the weak market demand. Sales of paraxylene, butadiene, ethylene oxide, benzene and glycol accounted for 29.07%, 6.33%, 18.74%, 18.56% and 6.11% of the total sales of intermediate petrochemicals, respectively.

The net sales of intermediate petrochemicals accounted for 13.4% of the total net sales in 2014, representing a decrease of 4.1% compared to the previous year.

(iv) Petroleum products

The net sales of petroleum products amounted to RMB49,259.5 million in 2014, representing a decrease of 14.21% as compared to RMB57,419.8 million in 2013, with the weighted average sales price decreasing by 4.20% and the sales volume of petroleum products decreasing by 10.45%. The weighted average sales price of petroleum products decreased in 2014 as compared to the previous year primarily due to the excessive production capacity of petroleum products and the sale volume decreased in 2014 as compared to the previous year primarily because we reduced our crude oil processing volume in 2014 in response to the downturn of the petrochemical products markets.

The net sales of petroleum products accounted for 53.1% of the total net sales in 2014, representing a decrease of 1.3% compared to the previous year.

(v) Trading of petrochemical products

The net sales of the trading of petroleum products amounted to RMB14,791.0 million in 2014, representing an increase of 32.56% as compared to RMB11,157.6 million in 2013. This increase was mainly attributable to our increased sales of the trading of petroleum products as we established our subsidiary, Shanghai Jinshan Trading Corporation, in 2014, and expanded our trading business.

The net sales of trading of petrochemical products accounted for 15.9% of the total net sales in 2014, representing an increase of 5.3% as compared to the previous year.

(vi) Others

The net sales of others amounted to RMB902.6 million in 2014, representing a decrease of 10.29% as compared to RMB1,006.1 million in the previous year. This decrease in net sales was mainly because the financial performance of our asset rental business was not as good as expected.

The net sales of others accounted for 1.0% of the Company’s total net sales in 2014, representing an increase of 0.1% as compared to the previous year.

Operating expenses

Our operating expenses are comprised of cost of sales, selling and administrative expenses, other operating expenses and other operating income.

Our operating expenses slightly decreased from RMB103,310.9 million in 2013 to RMB93,312.9 million in 2014. Our operating expenses of synthetic fibers, resins and plastics, intermediate petrochemicals, petroleum products and others were RMB3,473.4 million, RMB12,820.9 million, RMB12,259.2 million, RMB49,288.8 million and RMB745.7 million, representing decreases of 9.15%, 14.72%, 29.41%, 10.78% and 5.76% as compared to the previous year, respectively. Such decreases were primarily due to the slight decreases in the Company’s sales volume of these products mainly as a result of weak market demand and excessive production capacity. The operating expenses for trading of petrochemicals amounted to RMB14,724.9 million, representing an increase of 33.23% as compared to the previous year. This increase was primarily due to an increase in the Company’s trading volume of the petrochemicals in 2014 as a result of the expansion of our trading business.

•	Cost of sales

Our cost of sales amounted to RMB92,910.1 million in 2014, decreasing by 9.99% from RMB103,225.9 million in 2013. The decrease in cost of sales was primarily due to the decrease in our crude oil processing volume in response to the downturn of the petrochemical products markets. Cost of sales accounted for 100.20% of net sales for 2014, as compared to 97.84% in the previous year. Our cost of sales exceeded the net sales in 2014 primarily because the price of crude oil in the international market decreased in 2014, especially in the fourth quarter, resulting in a decrease in the prices of the Company’s oil products and petrochemical products, while the price of domestic oil we purchased was not timely adjusted based on the price of crude oil in the international market due to the price control over crude oil by the Chinese government, which led to the high production cost of our oil products and petrochemical products.

•	Selling and administrative expenses

Our selling and administrative expenses amounted to RMB564.2 million in 2014, representing a decrease of 18.35% as compared to RMB691.0 million in the previous year, mainly due to a decrease of RMB92.5 million in the cost of loading and unloading transports and RMB39.2 million in the cost of agency commission as a result of the decrease in our sales volume of petroleum products in 2014.

•	Other operating income

Our other operating income amounted to RMB261.6 million in 2014, representing a decrease of 61.15% as compared to RMB673.4 million in the previous year. The decrease in other operating income was mainly because we generated a net income of RMB465 million from the asset transfer involving the Chenshan oil depot and foreign exchange gain of RMB67.3 million on foreign currency denominated debts and liabilities of our subsidiary China Jinshan Associated Trading Corporation in 2013, while, as an offsetting factor, the refunds of local government education surcharge and government grant we received in 2014 increased by RMB123.2 million as compared to the previous year partly due to the compensation we received in relation to the disposal of 1# ethylene plant.

•	Other operating expenses

Our other operating expenses were RMB100.2 million in 2014, representing an increase of 48.66% as compared to RMB67.4 million in the previous year. This increase was mainly due to the exchange loss of RMB22.2 million as a result of the depreciation of the RMB against the U.S. dollar, and the loss on fixed assets disposal of RMB47.3 million.

Loss/profits from operations

Our loss from operations amounted to RMB587.9 million in 2014, representing a decrease of RMB2,780.2 million as compared to our profit from operation of RMB2,192.3 million in the previous year. In 2014, demand for petrochemicals in China remained weak. Profit margin for our petrochemical product segment declined and our petrochemical business recorded losses in 2014. In the second half of 2014, especially in the fourth quarter, the price of crude oil in the international market decreased further, resulting in a decrease in the prices of the Company’s oil products and petrochemical products, while the price of domestic oil we purchased was not timely adjusted based on the price of crude oil in the international market due to the price control over crude oil by the Chinese government, which led to the high production cost of our oil products and petrochemical products.

(i) Synthetic fibers

Loss from operations of synthetic fibers amounted to RMB581.9 million in 2014, representing a decrease of RMB21.0 million in loss as compared to loss of RMB602.9 million in the previous year. The decrease in loss was primarily due to a 9.15% decrease in operating expenses of synthetic fibers to RMB3,473.4 million in 2014 from RMB3,823.4 million in the previous year while the net sales of synthetic fibers decreased by 10.22% to RMB2,891.5 million in 2014 from RMB3,220.5 million in the previous year. The decreases in operating expenses and net sales were primarily attributable to the decline in the sales volumes of synthetic fibers mainly as a result of the weak downstream market demand for our synthetic fibers.

(ii) Resins and plastics

Loss from operations of resins and plastics amounted to RMB331.5 million in 2014, representing a decrease of 56.74% in loss as compared to loss of RMB766.3 million in the previous year. The decrease in loss was primarily due to a 14.72% decrease in operating expenses of resins and plastics to RMB12,820.9 million in 2014 from RMB15,034.7 million in the previous year while the net sales of resins and plastics decreased by 12.47% to RMB12,489.4 million in 2014 from RMB14,268.4 million in the previous year. The decreases in operating expenses and net sales were primarily attributable to the decrease in sales volume of polyester products, as we reduced the production of polyester chips mainly as a result of increased market competition and relatively lower profit margin of these products.

(iii) Intermediate petrochemicals

Profit from operations of intermediate petrochemicals amounted to RMB131.8 million in 2014, representing a decrease of 87.61% as compared to profit of RMB1,064.0 million in the previous year. The decrease in profit was primarily due to a 32.77% decrease in net sales of intermediate petrochemicals to RMB12,391.0 million in 2014 from RMB18,430.8 million in the previous year while operating expenses of intermediate petrochemicals decreased by 29.41% to RMB12,259.2 million in 2014 from RMB17,366.8 million in the previous year. The decreases in net sales and operating expenses were primarily attributable to the decrease in sales volume and weighted average sales prices of our intermediate petrochemical products as a result of the weak sales of aromatics (including benzene and paraxylene) and olefins, as downstream demand for these products remained weak and our 1# ethylene plant shut down.

(iv) Petroleum products

Loss from operations of petroleum products amounted to RMB29.3 million in 2014, representing a decrease of 101.35% as compared to profit of RMB2,177.2 million in the previous year. The loss was mainly attributable to the decrease of 14.21% in net sales of petroleum products to RMB49,259.5 million in 2014 from RMB57,419.8 million in the previous year while the operating expenses of petroleum products decreased by 10.78% to RMB49,288.8 million in 2014 from RMB55,242.6 million in the previous year. The decreases in net sales and operating expenses were attributable to the excessive production capacity of petroleum products and the decrease in sales volume of our petroleum products as we reduced our crude oil processing volume in 2014 in response to the downturn of the petrochemical products markets.

(v) Trading of petrochemical products

Profit from operations of trading of petrochemical products amounted to RMB66.1 million in 2014, representing a decrease of 37.35% as compared to RMB105.5 million in the previous year. The decrease in profit was primarily due to a 33.23% increase in operating expenses to RMB14,724.9 million in 2014 from RMB11,052.1 million in the previous year while net sales from trading of petrochemical products increased by 32.56% to RMB14,791.0 million in 2014 from RMB11,157.6 million in 2013. The increases in net sales and operating expenses were mainly attributable to an increase in trading volume of petrochemical products as we established our subsidiary, Shanghai Jinshan Trading Corporation, in 2014, and expanded our trading business. The profitability of trading of petrochemical products decreased in 2014 was primarily attributable to the lower profit margin of our petrochemical products as a result of intense market competition.

(vi) Others

Profit from operations of others amounted to RMB156.9 million in 2014, representing a decrease of 26.96% as compared to RMB214.8 million in the previous year. The decrease in profit was mainly attributable to a decrease of 10.29% in net sales of other products to RMB902.6 million in 2014 from RMB1,006.1 million in 2013, primarily because the financial performance of our asset rental business was not as good as expected.

Net financing income/costs

Our net financing costs were RMB359.7 million in 2014, compared with a net financing income of RMB121.7 million in 2013. The change was mainly due to RMB49.8 million of net foreign exchange loss in 2014 caused by the depreciation of RMB against U.S, Dollars as compared to RMB407.9 million of net foreign exchange gains caused by the appreciation of RMB against U.S. Dollars in 2013.

Share of profit of associates and jointly controlled entities

In 2014, the Company’s share of profit of associates and jointly controlled entities amounted to RMB57.7 million (2013: share of profit of RMB130.7 million), representing a decrease of 55.85%, which was attributable to a significant decrease in our share of profit in Secco (2014: share of loss of RMB68.0 million; 2013: share of profit of RMB40.0 million).

Earnings/loss before income tax

Our loss before taxation was RMB889.9 million in 2014, representing a significant decrease of RMB3,334.6 million as compared to the profit before taxation of RMB2,444.7 million in 2013.

Income tax

Our income tax benefit amounted to RMB214.2 million in 2014, while the income tax expense was RMB379.2 million in 2013. The change was primarily attributable to the deferred tax assets recognized as the Company recorded losses in 2014.

In accordance with the PRC Enterprise Income Tax Law (amended) which took effect from 1 January 2008, the income tax rate of the Company in 2014 was 25% (2013:25%). However, the effective rate for income tax was 24.07% in 2014, compared to 15.51% in 2013. The relatively low effective income tax rate in 2013 was mainly due to the utilization of our previously unrecognized tax losses.

Net income/loss

Our net loss was RMB675.8 million in 2014, representing a decrease of RMB2,741.3 million from the net profit of RMB2,065.5 million in 2013.

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

(i) Synthetic fibers

In 2013, the net sales of synthetic fibres amounted to RMB3,220.5 million, representing a decrease of 2.80% compared to RMB3,313.3 million in the previous year. The decrease was primarily due to an overall decrease in the average sales price of our synthetic fibres which was mainly attributable to the slackened market demand for synthetic fibres and the severe competition in the synthetic fibres market. The weighted average sales price of synthetic fibres decreased by 1.83% as compared to the previous year. In particular, the weighted average sales prices of acrylic fiber and polyester fiber, the principal products of synthetic fibres, decreased by 1.15% and 7.15% over the previous year, respectively. The significant decline in the weighted average price of polyester fiber was primarily due to the excessive production capacity of polyester fiber in China, resulting in substantial downward pricing pressure on polyester fiber. The sales of acrylic fiber and polyester fiber accounted for 76.17% and 17.23% of the total sales of synthetic fibres, respectively.

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

(v) Trading of petrochemical products

The net sales of the trading of petroleum products amounted to RMB11,157.6 million in 2013, representing a decrease of 7.18% as compared to RMB12,020.7 million in the previous year. Such decrease in the net sales was mainly attributable to a slight decrease in the trading volume of petrochemical products as compared to the previous year.

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

(i) Synthetic fibers

Loss from operations of synthetic fibers amounted to RMB602.9 million in 2013, representing a 48.75% increase in loss as compared to loss of RMB405.3 million in the previous year. The increase in loss was primarily due to a 2.80% decrease in net sales to RMB3,220.5 million in 2013 from RMB3,313.3 million in the previous year primarily as a result of the drop in synthetic fibers’ sales price, and a 2.82% increase in operating expenses of synthetic fibers to RMB3,823.4 million in 2013 from RMB3,718.6 million in the previous year primarily as a result of the increased repair and maintenance costs incurred in relation to synthetic fibers production facilities and equipment.

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

(iii) Intermediate petrochemicals

Profit from operations of intermediate petrochemicals amounted to RMB1,064 million in 2013, representing a 27.78% increase in profit as compared to profit of RMB832.7 million in the previous year. The increase in profit was primarily due to a 2.43% increase in net sales of intermediate petrochemicals to RMB18,430.8 million in 2013 from RMB17,993.5 million in the previous year while operating expenses of intermediate petrochemicals increased by 1.20% to RMB17,366.8 million in 2013 from RMB17,160.8 million in the previous year. The increases in net sales and operating expenses were primarily attributable to the increase in sales volume. Operating expenses of intermediate petrochemicals increased less in percentage terms than net sales primarily due to a reduction in production costs as we completed and launched the Phase 6 Project.

(iv) Petroleum products

Profit from petroleum products amounted to RMB2,177.2 million in 2013, as compared to loss of RMB993.0 million in the previous year. The profit was primarily due to a 49.92% increase in net sales of petroleum products to RMB57,419.8 million in 2013 from RMB38,301.4 million in the previous year while the operating expenses of petroleum products increased by 40.59% to RMB55,242.6 million in 2013 from RMB39,294.4 million in the previous year. The increases in net sales and operating expenses were attributable to the increase in sales volume. Operating expenses of petroleum products increased less in percentage terms than net sales primarily due to a reduction in production costs as we completed and launched the Phase 6 Project.

(v) Trading of petrochemical products

Profit from the trading of petrochemical products amounted to RMB105.5 million in 2013, representing a 127.37% increase in profit as compared to profit of RMB46.4 million in the previous year. The increase in profit was primarily due to a 7.70% decrease in operating expenses to RMB11,052.1 million in 2013 from RMB11,974.3 million in the previous year while net sales from trading of petrochemical products decreased by 7.18% to RMB11,157.6 million in 2013 from RMB12,020.7 million in the previous year. The decreases in net sales and operating expenses were mainly attributable to a decrease in trading volume of petrochemical products.

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

Our primary sources of funding have been cash provided by our operating activities and short term and long term borrowings. Our primary uses of cash have been for cost of sales, other operating expenses and capital expenditures. We prepare monthly cash flow budgets to ensure that we will always have sufficient liquidity to meet our financial obligations as they become due. We arrange and negotiate financing with financial institutions and maintain a certain level of standby credit facilities to reduce liquidity risk. We believe that our current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet our working capital requirements and repay our short term borrowings and obligations when they become due. In addition, we will continue to optimize our fund raising strategy from short and long term perspectives to take advantage of low interest rates by issuing corporate bonds or debts with low financing costs.

The following table sets forth a condensed summary of our consolidated statement of cash flows for the years ended December 31, 2012, 2013 and 2014.

	Year Ended December 31,
Cash flow data	2012	2013	2014
	(Millions of RMB)
Net cash generated from operating activities	(2,066.4)	5,098.5	3,662.4
Net cash used in investing activities	(4,062.1)	(629.2)	(910.1)
Net cash used in financing activities	6,198.1	(4,496.9)	(2,606.5)
Net increase/(decrease) in cash and cash equivalents	69.6	(27.6)	145.8

Net cash generated from/used in operating activities

The net cash generated from operating activities amounted to RMB3,662.4 million in 2014, representing a decrease in cash inflows of RMB1,436.1 million as compared to the net cash inflows of RMB5,098.5 million in 2013, due to the following reasons: (i) we recorded loss during the reporting period, with net cash outflows from loss before taxation (net of depreciation and impairment losses on property, plant and equipment) amounting to RMB1,049.8 million in 2014, representing a decrease of RMB3,504.7 million in cash inflows as compared to the net cash inflows of RMB4,554.5 million in the previous year; and (ii) our decreased inventory balance led to an increase in operating cash inflow of RMB3,108.5 million in 2014 (as compared to a decrease in operating cash inflow of RMB101.2 million in the previous year due to increased inventory balance at the end of 2013).

The net cash generated from operating activities amounted to RMB5,098.5 million in 2013, representing an increase in cash inflows of RMB7,164.9 million as compared to the net cash outflows of RMB2,066.4 million in 2012, due to the following reasons: (i) the increase in our profit from operations during the reporting period, with net cash inflows from profit before taxation (net of depreciation and impairment losses on property, plant and equipment) amounting to RMB4,554.5 million in 2013, which represented an increase of RMB4,887.9 million of cash inflows as compared to net cash outflows of RMB333.4 million in the previous year; and (ii) our increased inventory balance led to a decrease in operating cash inflow of RMB101.2 million in 2013 (as compared to a decrease in operating cash inflow of RMB3,366.0 million in the previous year due to increased inventory balance at the end of 2012).

Net cash used in investing activities

Our net cash used in investing activities increased from RMB629.2 million in 2013 to RMB910.1 million in 2014. This was primarily because we received proceeds of RMB599.2 million from disposal of property, plant and equipment and other long-term assets in 2013 mainly as a result of an assets disposal of our Chenshan oil depot while our proceeds from such type of disposals in 2014 decreased to RMB24.5 million.

Our net cash used in investing activities decreased from RMB4,062.1 million in 2012 to RMB629.2 million in 2013. This was primarily due to (i) a decrease in capital expenditure of RMB2,936.7 million, and (ii) an increase in proceeds received from long-term assets disposal of RMB574.7 million.

Net cash used in financing activities

Our net cash used in financing activities was RMB2,606.5 million in 2014, while our net cash used in financing activities was RMB4,496.9 million in 2013. The decrease was primarily due to the decrease in repayments of borrowings to third parties of RMB8,256.6 million, the effect of which was partially offset by the decrease in proceeds from borrowings from third parties of RMB7,347.5 million from 2013 to 2014 as we reduced crude oil processing volume in 2014 due to weak customer demand for our petroleum products.

Our net cash used in financing activities was RMB4,496.9 million in 2013, while our net cash generated from financing activities was RMB6,198.1 million in 2012. This was primarily due to the increase in cash outflow of RMB12,376.3 million in repayments of borrowings, partially offset by an increase in cash inflow of RMB1,672.2 million in proceeds from borrowings.

Borrowings and banking facilities

Due to the Company’s net profit position and the reduced capital expenditure, the Company managed to maintain the balance of cash and cash equivalents at a prudent level with a decrease in the amount of borrowings in 2014. Our total borrowings at the end of 2014 amounted to RMB5,710.9 million, representing a decrease of RMB2,011.0 million as compared to the end of the previous year, of which short term debts decreased by RMB3,015.8 million, while long term borrowings increased by RMB1,004.9 million . We have generally been able to arrange short term loans with several PRC financial institutions as and when needed. The debt obligations as of December 31, 2013 and 2014 were as follows.

	Year Ended December 31,
Debt instruments	2013	2014
	(Millions of RMB)
Short term bank loans (1)	7,024.0	3,008.2
Short term loans from a related party (2)	70.0	1,070.0
Long term bank loans (1)	627.8	1,632.7

	7,721.8	5,710.9

(1)	As of December 31, 2014, no borrowings were secured by the way of property, plant and equipment. We obtained a credit rating of AA- for financing loans, assessed by Centrus Business Credit Consulting Co., Ltd., a credit rating agency authorized by the People’s Bank of China. As of December 31, 2014, the current liabilities exceeded current assets by RMB2,974.4 million. The liquidity of the Company is primarily dependent on the ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and on its ability to obtain adequate external financing to support its working capital and meet its debt obligation when they become due. As of December 31, 2014, we had standby credit facilities of RMB28,696.1 million, within which the maturity dates of unused facility amounting to RMB7,495.4 million will be after 31 December 2015. We assessed that all the facilities could be renewed upon their expiration dates. We have carried out a detailed review of the cash flow forecast for the 12 months ending December 31, 2015. Based on such forecast, we believe that we will be able to renew these facilities when they expire based on our well-established relationships with various lenders and adequate sources of liquidity exist to fund our working capital and capital expenditure requirements.
(2)	We borrowed short term loans from a subsidiary of Sinopec Group, Sinopec Finance Company Limited, on terms no less favorable to us than terms available from the other commercial banks in China. We have entered into the Comprehensive Services Framework Agreement with Sinopec Group so as to obtain financial services from Sinopec Finance Company Limited for the three years ending December 31, 2014, 2015 and 2016.

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

Liability-to-asset ratio

As at December 31, 2014, our liability-to-asset ratio was 45.73% (2013: 50.89%). The ratio is calculated using this formula: total liabilities/total assets.

Capital expenditure

In 2014, our capital expenditure amounted to RMB1,089 million, representing a decrease of 17.31% as compared to RMB1,317 million in capital expenditure in 2013. Major projects include the following:

Project	Total project investment RMB million	Project status as at December 31, 2014

No. 3 Diesel Hydrogenation Unit Reconstruction and Diesel Quality Upgrading Project	75.0	Completed

Dust Abatement and Denitrification Reconstruction of No. 1 and No. 2 Furnaces of the Department of Thermoelectricity	108.0	Completed

Phase 2 Project for In-depth Treatment and Recycling of Sewage	117.0	Completed

Manufacturing Facilities of EVA with a Capacity of 100,000 Tons/Year	1,132.0	Upfront work

Total	1,432.0

Our capital expenditure for 2015 is estimated at approximately RMB1.6 billion.

C. Research and Development, Patents and Licenses, etc.

We have a number of technology development units, including the Petrochemical Research Institute, the Plastics Research Institute, the Polyester Fiber Research Institute, the Acrylic Fiber Research Institute and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. Our research and development expenditures in 2012, 2013 and 2014 were RMB72.2 million, RMB67.3 million and RMB43.6 million, respectively.

We are not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

D. Trend Information

In 2015, the global economy is expected to be largely uncertain and recover slowly from the financial crisis. Although the rebound of the U.S. economy may improve the world’s economy, the U.S.’s exit of its quantitative easing monetary policy may have an impact on the economies of emerging markets. Given the high level of debts of developed countries and the slowing growth rates in major economies, emerging markets are expected to enhance their efforts to adjust the structures of their economies for further development.

There exists uncertainty in China’s economic development. China’s economy is expected to continue to grow steadily; however, a variety of factors, such as difficulties in significantly increasing domestic and foreign demand, will constrain such growth.

Supply in the international crude oil market is expected to be sufficient, while market demand for crude oil may be suppressed by the pessimistic outlook for the world’s economic growth. The price of crude oil is generally expected to fluctuate in 2015. Given the strong supply of crude oil, the price of crude oil may remain unchanged or even decrease.

Against this backdrop of economic and market conditions, the domestic petroleum and petrochemical markets are expected to face a tougher external business environment with market competition intensifying due to the slowing growth rate in market demand, excessive production capacity of refineries in China and abundant supply of imported petrochemical products. Stricter regulations in relation to environmental protection and resources conservation will also result in greater challenges to manufacturers.

E. Off-balance Sheet Arrangements

As of December 31, 2014, we had no contingent liabilities in respect of guarantees issued to banks in favor of our associated companies and other unlisted investments (December 31, 2013: nil). Other than our capital commitments and contingencies disclosed in Note 29 in our consolidated financial statements included in Item 17. Financial Statements, we do not have any other off-balance sheet arrangements.

F. Contractual Obligations and Commercial Commitments

The following table sets forth our obligations to make future payments under contracts effective as of December 31, 2014.

		As of December 31, 2014/Payment Due by Period
	Total	Within 1 year or on demand	More than 1 year but within 2 years	More than 2 years but within 5 years	More than 5 years
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Contractual obligations
Short term borrowings	4,078,195	4,078,195	—	—	—
Long term borrowings	1,632,680	—	1,632,680	—	—
Total contractual obligations	5,710,875	4,078,195	1,632,680	—	—
Estimated future interest payments
Fixed rate	58,184	45,296	12,888	—	—
Variable rate	52,592	49,330	3,262	—	—
Total estimated future interest payments	110,776	94,626	16,150	—	—
Investment commitments
Capital contribution to Secco (Note 26(i))	111,263	—	—	—	—
Other commercial commitments
Capital commitments (Note 29)	1,411,374	—	—	—	—

Note: Capital commitments refer to commitments for purchase of property, plant and equipment.

G. Other Information

Employees

Our staff costs for 2014 were RMB2,627.4 million.

As at December 31, 2014, we had 13,313 employees in total, among whom there were 7,801 production staff, 4,071 sales representatives, financial personnel and other personnel and 1,441 administrative staff. 45.30% of our employees had tertiary qualifications or above. The company has 15,891 retired employees who are under retirement insurance plans, details of which are provided under Item 6. D. Employees. During 2014, we terminated employment with 814 persons (including the retired and voluntary leave), accounting for 5.76% of 14,217 employees we had as of January 1, 2014.

Purchase, Sale and Investment

Except as disclosed in this report, during the year ended December 31, 2014, we engaged in no material purchase or sale of our subsidiaries or associated companies or any other material investments.

Pledge of Assets

As of December 31, 2014, we have not pledged any of our property or equipment.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management.

The following table sets forth certain information concerning our directors, executive officers and members of our supervisory committee (“Supervisory Committee”). The current term for our directors, executive officers and members of our Supervisory Committee is three years, which term will end in June 2017.

Name	Age	Position
Directors
Wang Zhiqing	52	Chairman of the Board of Directors and President
Wu Haijun	52	Vice Chairman of the Board of Directors
Gao Jinping	48	Vice Chairman of the Board of Directors and Vice President
Ye Guohua	46	Director and Chief Financial Officer
Jin Qiang	49	Director and Vice President
Guo Xiaojun	45	Director and Vice President
Li Honggen (1)	58	Director and Vice President
Zhang Jianping (1)	52	Director and Vice President
Lei Dianwu	52	External Director
Mo Zhenglin	50	External Director
Xiang Hanyin (1)	60	External Director
Shen Liqiang	58	Independent Director
Jin Mingda	64	Independent Director and Director of the Remuneration and Appraisal Committee
Cai Tingji	60	Independent Director and Director of the Audit Committee
Zhang Yimin	60	Independent Director
Other Executive Officers
Zhang Zhiliang (2)	61	Vice President
Shi Wei (2)	55	Vice President
Tang Weizhong	48	Secretary of the Company
Zhang Jingming (1)	57	Secretary of the Company and General Legal Counsel
Supervisory Committee
Zhang Jianbo (3)	52	Chairman of Supervisory Committee
Zuo Qiang	52	Supervisor
Li Xiaoxia	45	Supervisor
Zhai Yalin	50	External Supervisor
Wang Liqun	57	External Supervisor
Zheng Yunrui (4)	49	Independent Supervisor
Zhou Yunnong (5)	72	Independent Supervisor

(1) Pursuant to the resolutions passed at the 2013 Annual General Meeting on June 18, 2014, the appointments of Mr. Li Honggen and Mr. Zhang Jianping as directors and vice presidents of our Company, Mr. Xiang Hanyin as an external director of our Company, and Mr. Zhang Jingming as the secretary and general legal counsel of our Company, were terminated with immediate effect.

(2) Pursuant to the resolution of the board meeting on April 8, 2014, the appointments of Mr. Zhang Zhiliang and Mr. Shi Wei as Vice Presidents of our Company were terminated with immediate effect.

(3) Mr. Zhang Jianbo resigned from his position of Supervisor and Chairman of Supervisory committee on April 23, 2015.

(4) Mr. Zheng Yunrui was nominated by the Company’s Supervisory Committee as an independent supervisor at its meeting on November 5, 2014. The nomination was reviewed and approved by the Company’s 2014 first extraordinary general meeting and 2014 first A shareholders class meeting on December 23, 2014.

(5) Mr. Zhou Yunnong resigned from his position of independent supervisor on July 10, 2014.

Directors

Wang Zhiqing, 52, is the Chairman, President and Deputy Secretary of the Communist Party Committee of the Company. Mr. Wang began his career in 1983 and has held various positions including Deputy Leader of preparatory team for the chemical fiber plant of Luoyang Petrochemical Complex, Deputy Chief Engineer of Luoyang Petrochemical Complex cum Officer-in-Charge of the preparatory team for the chemical fiber plant, and the Deputy Chief Engineer cum Director of the chemical fiber plant. From June 1999 to December 2001, Mr. Wang was the Chief Engineer of Luoyang Petrochemical Complex. From February 2000 to December 2001, Mr. Wang was the Vice President cum Chief Engineer of Sinopec Corp. Luoyang Branch. From December 2001 to October 2006, Mr. Wang was the Manager of Sinopec Corp. Luoyang Branch. From July 2005 to May 2007, Mr. Wang was the Leader of the preparatory team for a Sinopec refinery project in Guangxi. From October 2006 to December 2008, Mr. Wang was the Manager of Sinopec Corp. Jiujiang Branch. From December 2008 to July 2010, Mr. Wang was the Manager of Sinopec Corp. Jiujiang Branch. Mr. Wang was appointed the President and Deputy Secretary of the Communist Party Committee of the Company in July 2010. Mr. Wang was appointed the Director of the Company in December 2010 and served as the Vice Chairman of the Company from December 2010 to June 2013. In February 2011, Mr. Wang was appointed the Director and Chairman of the board of Secco. In June 2013, Mr. Wang was appointed the Chairman of the board of the Company. Mr. Wang graduated from the East China Petroleum Institute majoring in refinery engineering and obtained a Bachelor of Engineering in 1983. He graduated from China University of Petroleum (East China) majoring in chemical engineering and technology and obtained a Doctorate in Engineering in 2006. In 2001 Mr. Wang also obtained an MBA from Open University of Hong Kong. In 2013, he obtained an MBA from China Europe International Business School. He is a professor-level senior engineer by professional title.

Wu Haijun, 52, is the Vice Chairman of the Company, Director and Vice President of Secco. Mr. Wu joined the Complex in 1984 and has held various positions including the Deputy Director and Director of the Company’s No.2 Chemical Plant as well as the Manager of the Chemical Division. He was the Vice President of the Company from May 1999 to March 2006 and the Director of the Company from June 2004 to June 2006. He was the Manager and Secretary of the Communist Party Committee of Sinopec Corp. Chemical Sales Branch from December 2005 to March 2008. From December 2005 to April 2010, he was the Director of the Chemical Business Department of Sinopec Corp. In April 2010, he was appointed as the Director of Secco. From April 2010 to February 2011, he served as the President of Secco. In June 2010, he was appointed the Director and Vice Chairman of the Company. In February 2011, Mr. Wu was appointed the Vice President of Secco. Mr. Wu graduated from the East China Institute of Chemical Technology in 1984, majoring in chemical engineering, and obtained a Bachelor of Engineering. In 1997, he obtained an MBA from the China Europe International Business School. He is a senior engineer by professional title.

Gao Jinping, 48, is the Vice Chairman of the Company, Secretary of the Communist Party Committee and Vice President of the Company. Mr. Gao joined the Company in 1990 and has held various positions including the Deputy Secretary of the Communist Youth League Committee of the Company, Deputy Secretary of the Communist Party Committee of the Experimental Plant, Deputy Secretary of the Chemical Division of the Company and Director of the Propaganda Division of the Communist Party Committee of the Company. From May 2003 to March 2013 Mr. Gao served as the Deputy Secretary of the Communist Party Committee of the Company. From May 2003 to November 2013 Mr. Gao served as the Chairman of the Labor Union of the Company. From June 2004 to June 2006 Mr. Gao served as the Director of the Company. From April 2006 to March 2013 Mr. Gao served as the Secretary of the Communist Party Discipline Supervisory Committee of the Company. From June 2006 to April 2013 Mr. Gao served as the Supervisor and Chairman of the Supervisory Committee of the Company. In March 2013 Mr. Gao was appointed the Secretary of the Communist Party Committee of the Company. In April 2013 Mr. Gao was concurrently appointed the Vice President of the Company. In June 2013 Mr. Gao was appointed the Director of the Company. Mr. Gao graduated from the Food Processing Faculty of Shanghai Aquatic Products University majoring in cooling and cold storage technology and obtained a Bachelor of Engineering in 1990. In 2001, he completed his post-graduate studies in business administration focusing on the aspects of industrial economics at Shanghai Academy of Social Sciences. He is a senior specialist technician by professional title.

Ye Guohua, 46, is the Executive Director and Chief Financial Officer of the Company. Mr. Ye joined Shanghai Gaoqiao Petrochemical Company in 1991 and has held various positions including the Deputy Chief and Chief of the Cost Accounting Section of the Finance Office, Director of the Finance Office of the Refinery Plant of Shanghai Gaoqiao Petrochemical Company and Deputy Chief Accountant and Director of the Finance Department of Sinopec Corp. Shanghai Gaoqiao Branch. In October 2009, Mr. Ye was appointed the Chief Financial Officer of the Company. In June 2011, he was appointed the Director of the Company. Mr. Ye graduated with a major in accounting from the Shanghai University of Finance and Economics in 1991. He is a senior accountant by professional title.

Jin Qiang, 49, is the Director and Vice President of the Company. Mr. Jin joined Zhenhai General Petrochemical Works in 1986 and has held various positions including the Deputy Director of the Utilities Department, Deputy Director and Director of the Machinery and Power Division of Sinopec Zhenhai Refining & Chemical Co., Ltd, and Director of the Machinery and Power Division of Sinopec Corp. Zhenghai Refining & Chemical Branch. From March 2007 to October 2011, Mr. Jin served as the Deputy Chief Engineer of Sinopec Corp. Zhenghai Refining & Chemical Branch. Mr. Jin was appointed the Vice President of the Company in October 2011. In June 2014, Mr. Jin was appointed as a Director of the Company. Mr. Jin graduated in 1986 from East China Institute of Chemical Technology majoring in chemical machinery, and graduated in 2007 from the Graduate School of Central Party School majoring in economic management. He is a senior engineer by profession title.

Guo Xiaojun, 45, is the Director and Vice President of the Company. Mr. Guo joined the Complex in 1991 and has held various positions including the Director of the Polyolefin Integrated Plant in the Plastics Division as well as Deputy Chief Engineer, Assistant to the Manager, Deputy Manager, and Manager cum Deputy Secretary of the Communist Party Committee of the Plastics Division. He served as the Deputy Chief Engineer and Director of the Production Department of the Company from March 2011 to April 2013. In April 2013, he was appointed the Vice President of the Company. In June 2014, Mr. Guo was appointed as a Director of the Company. He graduated from the East China University of Science and Technology majoring in basic organic chemical engineering in 1991 and obtained a Bachelor of Engineering. Mrs. Guo obtained a Master of Engineering majoring in chemical engineering from the East China University of Science and Technology in 2008. He is a professor-level senior engineer by professional title.

External Directors

Lei Dianwu, 52, is the Vice President of Sinopec Corp., Assistant to President and Chief Economist of Sinopec Group. Mr. Lei has been serving as an External Director of the Company since June 2005. Mr. Lei has held various positions including the Deputy Director of Planning Division of Yangzi Petrochemical Company, Director of the Preparation Office of the Joint Venture of Yangzi Petrochemical Company, Vice President and Manager of the Production Division of Yangzi BASF Stylene Company Limited. He acted as the Deputy Manager and Deputy Director of the Joint Venture Office at Yangzi Petrochemical Company, Director of Planning and Development Department of China Dong Lian Petrochemical Limited Liabilities Company, Vice President of Yangzi Petrochemical Limited Liabilities Company and Deputy Director of Development and Planning Division of Sinopec Corp. From March 2001 to August 2013, he served as the Director of Development and Planning Division of Sinopec Corp. He has been serving as the Assistant to President of Sinopec Group since March 2009 and serving as the Vice President of Sinopec Corp since May 2009. In August 2013, Mr. Lei was appointed the Chief Economist of Sinopec Group. Mr. Lei has rich experience in enterprise planning and investment development management. In 1984, Mr. Lei graduated from the East China Petroleum Institute majoring in basic organic chemicals and obtained a Bachelor of Engineering. He is a senior engineer by professional title.

Mo Zhenglin, 50, is Chief Accountant of the Chemical Division of Sinopec Corp. and Director of Shanghai Secco. Mr. Mo began his career in August 1986 and has held various positions, including Deputy Director of the Finance Department and Head of the Accounting Department, as well as Chief Accountant and Director of the Finance Department of the Refinery Division of Beijing Yanshan Petrochemical Corporation (now known as Sinopec Beijing Yanshan Company); and Deputy Chief Accountant of Sinopec Beijing Yanshan Company and Chief Accountant of the Refinery Division. He served as Director of Beijing Yanshan Petrochemical Company Limited and Chief Accountant of Sinopec Beijing Yanshan Company from April 2002 to August 2008. Mr. Mo has been Chief Accountant of the Chemical Division of Sinopec Corp. since August 2008, and Director of Shanghai Secco Petrochemical Company since November 2008. In June 2014, he was appointed the Director of the Company. Mr. Mo obtained a bachelor’s degree in Management from Zhongnan University of Economics in 1986, majoring in Finance and Accounting. He is a senior accountant by professional title.

Independent Directors

Shen Liqiang, 58, is the President and Secretary of the Communist Party Committee of the Shanghai Branch of the Industrial and Commercial Bank of China (“ICBC”). Mr. Shen has been serving as an Independent Director of the Company since June 2011. Mr. Shen has been working in the financial industry since December 1976 and has held various positions including the Deputy Director and Director of the Hangzhou Business Department of the ICBC; Deputy Director of the Accounting and Cashier Department, Deputy Director and Director of the Savings Department, Director of the Personnel Department and Assistant to the President cum Director of Personnel Department of the Zhejiang Branch of the ICBC; Vice President of the Zhejiang Branch of the ICBC; Vice President of the Zhejiang Branch of the ICBC cum General Manager and Secretary of the Communist Party Committee of the Banking Department of the Zhejiang Branch of the ICBC. He was the Vice President and Deputy Secretary of the Communist Party Committee of the Zhejiang Branch of the ICBC from October 2005 to March 2007, and was the President and Secretary of the Communist Party Committee of the Hebei Branch of the ICBC from March 2007 to June 2009. He has been the President and Secretary of the Communist Party Committee of the Shanghai Branch of the ICBC since June 2009. Mr. Shen has been working on banking business management for a long period and has both in-depth expertise on finance theory and extensive experience in finance practice. Mr. Shen holds a Master of Economics and is a senior accountant by professional title.

Jin Mingda, 64, is the President of Shanghai Chemical Industry Association. Mr. Jin has been serving as an Independent Director of the Company since June 2011. Mr. Jin began his career in October 1968 and has held various positions including the Deputy Secretary of the Communist Party Committee, Deputy Director, Secretary of the Communist Party Committee and Director of Shanghai Power Station Auxiliary Equipment Works Co., Ltd; President cum Deputy Secretary of the Communist Party Committee of Shanghai Boiler Works Co., Ltd; Vice President of Shanghai Electric (Group) Corporation; Vice President of Shanghai Electric Group Co., Ltd.; and President and Secretary of the Communist Party Committee of Shanghai Mechanical & Electrical Industry Co., Ltd. He served as the Director, President and Deputy Secretary of the Communist Party Committee of Shanghai Huayi (Group) Company from November 2005 to October 2007, and Chairman and Secretary of the Communist Party Committee of Shanghai Huayi (Group) Company from October 2007 until August 2013. He was an Independent Director of Shanghai Electric Power Co., Ltd in November 2009. He has been serving as the President of Shanghai Chemical Industry Association since January 2013. Mr. Jin has extensive experience in business decision-making and management of conglomerates. He has a master degree and is a senior economist by professional title.

Cai Tingji, 60, is a senior Fellow of the Hong Kong Institute of Certified Public Accountants, a member of the Committee of the Chinese People’s Political Consultative Conference of Jing’an District, Shanghai, and Honorary Vice-Chairman of the Federation of Returned Overseas Chinese of Jing’an District, Shanghai. Mr. Cai has been serving as an Independent Director of the Company since June 2011. Mr. Cai graduated from the Faulty of Accounting of Hong Kong Polytechnic University in 1978. He joined KPMG in the same year and has held various positions, including the Deputy Manager and Manager of the Audit Department of KPMG Hong Kong Office, Managing Partner of KPMG Shanghai Office, Senior Partner of KPMG Huazhen Shanghai Office as well as Senior Partner of KPMG Huazhen in Eastern and Western China. Mr. Cai retired from KPMG Huazhen in April 2010. Mr. Cai was responsible for IPO projects for a number of large Chinese domestic enterprises in China, Hong Kong or overseas, as well as for various projects for listed companies. He possesses a wealth of professional knowledge and experience.

Zhang Yimin, 60, is a Professor of Economics and Finance, and Director of the Faculty of Accounting and Finance at China Europe International Business School. Mr. Zhang has been serving as an Independent Director of the Company since October 2013. Mr. Zhang obtained a doctorate degree majoring in finance and political studies at the Business School of the University of British Columbia in Canada, and has held various positions including a Post-doctoral Fellow at the Business School of University of British Columbia, an Assistant Professor at University of New Brunswick, and an Associate Professor at City University of Hong Kong. He has been working as a Professor of Economics and Finance at the China Europe International Business School since September 2004. Mr. Zhang’s major study areas are business operations, financing and industrial economic studies, and has accumulated abundant expertise and experience in these areas.

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

Zhang Jianbo, 52, is the Chairman of the Supervisory Committee, Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union of the Company. Mr. Zhang began to work in 1985 and has held various positions including the Deputy Head of the Division of Management for Enterprise’s Leaders under the Department of Education for Personnel of Sinopec Group, Deputy Head of the Division of Evaluation and Appointment Management under the Human Resources Department of Sinopec Corp., Head of the Division of Organization and Supervision under the Human Resources Department of Sinopec Group and Sinopec Corp., respectively. In August 2013, Mr. Zhang was appointed the Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee of the Company. In November 2013, Mr. Zhang was appointed the Chairman of the Supervisory Committee and Chairman of the Labor Union of the Company. Mr. Zhang graduated in 1985 from Jianghan Petroleum Institute majoring in oil recovery engineering and received a Bachelor of Engineering from the same institute. He is a senior specialist technician by professional title.

Zuo Qiang, 52, is the Supervisor, Vice Secretary of the Discipline Supervisory Committee, Director of the Supervisory Office and Director of the Office of the Supervisory Committee of the Company. Mr. Zuo joined the Complex in 1981 and has held various positions, including the archivist of the Command Division for the Construction of No. 1 Chemical Plant Phase II, Head of the Archives Office of the ethylene plant, Secretary of the Youth League Committee of the ethylene plant, Secretary of the Youth League Committee of the Refining and Chemical Division of the Complex, Secretary of the Youth League Committee of the Refining and Chemical Division, General Secretary of the Communist Party Committee of Ethylene Plant No. 1 of the Refining and Chemical Division of the Company, Deputy Director of the Supervisory Office, and Secretary of the Discipline Supervisory Committee of the Company. He was appointed the Director of the Supervisory Office of the Company in April 2011. He was appointed the Supervisor of the Company and the Director of the Office of the Supervisory Committee in June 2011. In October 2011, he was appointed the Deputy Secretary of the Discipline Supervisory Committee. Mr. Zuo graduated from the Correspondence College of the Communist Party Committee School of the Central Committee in 1993 with a major in Party & Administrative management. He is a senior specialist technician by professional title.

Li Xiaoxia, 45, is the Supervisor and the Vice Chairman of the Labor Union of the Company. Ms. Li joined the Complex in 1991 and has held various positions, including the Controller of the operation zone of the marine terminal of the Company, Assistant to the Workshop Director, Deputy Workshop Director and Deputy Section Chief of Storage and Transportation Area No. 2 of the Refining and Chemical Division, Deputy Secretary of the Youth League Committee of the Company , General Secretary of the Communist Party of the Labor Union for Staff Exchange and Relocation Centre, and Secretary of the Communist Party Committee and Deputy Manager of the Refining Division of the Company. She was appointed the Supervisor of the Company in June 2011 and Vice Chairman of the Labor Union of the Company in December 2011. Ms. Li graduated from the Liaoning University of Petroleum and Chemical Technology in 1991 majoring in petroleum and natural gas transportation. She is a senior specialist technician by professional title.

External Supervisors

Zhai Yalin, 50, is the Deputy Director of the Auditing Bureau of Sinopec Group and Deputy Director of the Auditing Division of Sinopec Corp. and has been serving as an External Supervisor of the Company since June 2008. Mr. Zhai began his career in 1986 and has held various positions including the Deputy Director of the Office and Director of the Auditing Department of Qianguo Refinery, Deputy Director of the General Office of Sinopec Huaxia Auditing Company, Deputy Director of the General Administrative Office of the Auditing Bureau of Sinopec Group, Director of the General Administrative Office of the Auditing Bureau of Sinopec Group, and Director of the General Administrative Office of the Auditing Bureau of Sinopec Group (Auditing Department of Sinopec Corp.). Since December 2001, Mr. Zhai has been concurrently serving as the Deputy Director of the Auditing Bureau of Sinopec Group and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai graduated from the Jilin Siping Normal College in 1986. He is a senior economist by professional title.

Wang Liqun, 57, is the Deputy Chief of the Supervisory Bureau of Sinopec Group and Deputy Director of the Supervisory Department of Sinopec Corp. He has been serving as an External Supervisor of our Company since June 2011. Mr. Wang started his career in 1976 and has held various positions, including the Deputy Director of the Manager’s Office of Beijing Yanshan Petrochemical Corporation, Director of the Personnel Department, and Deputy Head and Head of the Department for Cadres of Beijing Yanshan Petrochemical Co., Ltd. He served as a member of the Standing Committee of the Communist Party Committee and Chairman of the Labor Union of Beijing Yanshan Petrochemical Co., Ltd. from August 2008 to April 2010. He has been serving as the Deputy Chief of the Supervisory Bureau of Sinopec Group and Deputy Director of the Supervisory Department of Sinopec Corp. since April 2010. Mr. Wang graduated from the Beijing Federation of Labor Unions University for Workers and Staff in 1984 with a major in environmental protection (Diploma), and graduated from the Beijing University of Technology in 1997 with a major in business management (Bachelor). He is a senior economist by professional title.

Independent Supervisors

Zheng Yunrui, 48, is currently a professor of the Civil and Commercial Law Department of East China University of Political Science and Law School of Law. Mr. Zheng graduated from Shangrao Normal College in Jiangxi Province in July 1986, with an English major and obtained LL.M. and Ph.D. from Peking University Law School in July 1993 and July 1998, respectively. Mr. Zheng subsequently worked in Shangrao Education Bureau in Jiangxi Province, Hainan Airport Company Limited, China Township Enterprises Investment & Development Co., Ltd and Legislative Affairs Office of Shanghai Municipal People’s Government. Since August 2001, he has been served as a teacher for the East China University of Political Science and Law. From July 2002 to December 2002, he was a visiting scholar of the National University of Singapore School of Law. Mr. Zheng has engaged in the teaching and research work in such areas as the Civil Law Subjects, Property Law, Contract Law, Insurance Law, Social Insurance Law and Government Procurement Act and advises on legal issues in relation to the operation and management of the company. He has accomplished great academic achievements and an evaluation expert in terms of the procurement of Shanghai Municipal Government and an arbitrator of the Shenzhen Arbitration Commission.

Senior Management

Tang Weizhong, 48, is the Secretary of the Board of Directors, Director of the Board Secretariat of the Company and the Director of the Foreign Affairs Division of the Company. Mr. Tang joined Shanghai Petrochemical Complex in 1989. He has held various positions, including the Supervisor of the Board Secretariat of the Company and the Assistant Director of the Board Secretariat of the Company. He was the Deputy Director of the Board Secretariat of the Company from August 2003 to June 2011. He was the Securities Affairs Representative of the Company from June 2002 to June 2014. He has been the Director of the Board Secretariat of the Company since June 2011, the Director of the Foreign Affairs Division of the Company since January 2014, and the Secretary of the Board of Directors since June 2014. Mr. Tang graduated from Beijing Institute of Chemical Fiber Engineering with a major in organic chemistry in 1989, and obtained a master’s degree in business administration with a major in marketing from Zhejiang University in 1996. He holds the professional qualification of senior economist.

B. Compensation.

The aggregate amount of cash compensation we paid to our directors, supervisors and executive officers during the year ended December 31, 2014 was approximately RMB8.025 million. In addition, directors and supervisors who are also officers or employees receive certain other benefits-in-kind, such as subsidized or free health care services, housing and transportation, which large Chinese enterprises customarily provide to their employees. No benefits are payable to members of the board or the Supervisory Committee or the executive officers upon termination of their relationship with us.

The following tables set forth the compensation on an individual basis for our directors, supervisors and executive officers who received compensation from us in 2014.

Name	Position with the Company	Salaries and other benefits RMB’000	Retirement scheme contributions(1) RMB’000	Discretionary bonus RMB’000	Total Remuneration in 2014
		(RMB’000) (before tax)	(RMB’000) (before tax)	(RMB’000) (before tax)	(RMB’000) (before tax)
Wang Zhiqing	Chairman of the Board of Directors and President	195	17	619	831
Wu Haijun	Vice Chairman of the Board of Directors	—	—	—	—
Gao Jinping	Director and Vice President	195	17	599	811
Ye Guohua	Director and Chief Financial Officer	171	17	543	731
Jin Qiang	Director and Vice President	171	16	557	744
Guo Xiaojun	Director and Vice President	171	17	427	615
Lei Dianwu	External Director	—	—	—	—
Mo Zhenglin	External Director	—	—	—	—
Shen Liqiang	Independent Director	—	—	—	—
Jin Mingda	Independent Director and Director of the Remuneration and Appraisal Committee	150	—	—	150
Cai Tingji	Independent Director and Director of the Audit Committee	150	—	—	150
Zhang Yimin	Independent Director	150	—	—	150
Zhang Jianbo	Chairman of Supervisory Committee	174	12	301	487
Zuo Qiang	Supervisor	111	13	274	398
Li Xiaoxia	Supervisor	115	14	244	373
Zhai Yalin	External Supervisor	—	—	—	—
Wang Liqun	External Supervisor	—	—	—	—
Zheng Yunrui	Independent Supervisor	—	—	—	—
Zhou Yunnong	Former Independent Supervisor	—	—	—	—
Li Honggen	Former Director and Vice President	85	8	470	563
Zhang Jianping	Former Director and Vice President	85	8	470	563
Xiang Hanyin	Former External Director	—	—	—	—
Shi Wei	Former Vice President	67	5	438	510

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

Name	Position with the Company	Remuneration in 2014
		(RMB’000) (before tax)
Zhang Zhiliang	Former Vice President	505
Tang Weizhong	Company Secretary	423
Zhang Jingming	Former Company Secretary and General Legal Counsel	287

C. Board Practices.

Board of Directors

Our board of directors consists of twelve members. Our directors are elected at meetings of our shareholders, and, unless they resign at an earlier date, are deceased or removed, will serve three-year terms. The directors shall be eligible for reelection upon expiry of their terms of office; however, the combined tenure of an independent director may not exceed a total of six years. The term of our current board of directors will expire in June 2017. None of our directors have entered into any service contracts with us or any of our subsidiaries providing for benefits upon termination of appointment or employment (with the exception of compensation required by Chinese labor law).

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

Supervisory Committee

The Supervisory Committee is responsible for ensuring that our directors and senior officers act in the interests of our company or those of our shareholders or employees and that they do not abuse their positions and powers. The Supervisory Committee has no power to overturn the decisions or actions of our directors or officers and may only recommend that they correct any acts that are harmful to our interests or the interests of our shareholders or employees. The Supervisory Committee is currently composed of seven members appointed for a three year term. The term of the current members will expire in June 2017. Supervisory Committee members have the right to attend meetings of our board of directors, inspect our financial affairs and perform other supervisory functions.

Audit Committee

Pursuant to Paragraph 14 of the Code of Best Practices set out in Appendix 14 of the Rules Governing the Listing of Securities on The HKSE, we formed an audit committee on June 15, 1999 which consists of three directors. The current members are Cai Tingji, Shen Liqiang and Jin Mingda. The principal duty of the audit committee is to review and supervise our financial reporting process and internal controls. The members of the audit committee will hold office for the same term as their directorships which will expire in June 2017.

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

Summary Corporate Governance Differences

There are significant differences between our corporate governance practices and those of U.S. issuers listed on the NYSE. Pursuant to Section 303A.11 of the NYSE listing Manual, we have disclosed certain of these differences on our website at http://www.spc-ir.com.hk/eng/company.asp.

D. Employees.

As of December 31, 2014, we had 13,313 employees.

The following table shows the approximate number of employees we had at the end of our last three years by the principal business function they performed:

	December 31,
	2012	2013	2014
Management	1,617	1,471	1,441
Engineers, technicians and factory personnel	8,689	8,224	7,801
Accounting, marketing and others	4,701	4,432	4,071

Total	15,007	14,127	13,313

Approximately 45.30% of our work force are graduates with a tertiary degree or higher. In addition, we offer our employees opportunities for education and training based upon our development plans and requirements and the individual performance of each employee.

A system of labor contracts has been adopted in our Company. The contract system imposes discipline, provides incentives to adopt better work habits and gives us greater management control over our work force. We believe that by linking remuneration to productivity, the contract system has also improved employee morale. As of December 31, 2014, almost all of the work force was employed pursuant to labor contracts which specify the employee’s position, responsibilities, remuneration and grounds for termination. The contracts generally have short terms of one to five years and may be renewed with the agreement of both parties. The remaining personnel are employed for an indefinite term.

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

Total remuneration of our employees includes salary and bonuses. Employees also receive certain benefits in terms of housing, education and health services that we subsidize, and other miscellaneous subsidies. In 2014, we incurred RMB 2,627.4 million in employment costs.

In compliance with Shanghai regulations, we and our employees participate in a defined contribution government pension scheme under which all employees upon retirement are entitled to receive pensions. In order to safeguard and properly enhance the living level of retired employees and improve the medium and long term incentive system, the company established an enterprise annuity plan. According to the plan, to the extent that the employees volunteer for the related payments and have been with the Company for one year or more, such employees are entitled to participate in the enterprise annuity plan. We will make payments to match the payments made by the employees after giving considerations to our profitability, the employee’s work responsibilities, contributions, and treatments post retirement based on the principle of universal benefits. We have 1312 retired employees under the above retirement insurance plans.

In addition to the pension benefits, pursuant to the relevant laws and regulations of the PRC, we and our employees participate in defined social security contributions for employees, such as a housing fund, basic medical insurance, supplementary medical insurance, unemployment insurance, injury insurance and maternity insurance.

E. Share Ownership.

The following table shows the ownership interests of our Directors, Supervisors and senior officers in our shares as of March 31, 2015. All shares indicated are domestic shares and are directly owned by the relevant persons. In each case, they represent less than 1% of the outstanding domestic shares. As compared to the previous year, the shareholding percentages remained the same in 2014. Except as disclosed below, none of the Directors, Supervisors or senior officers or their affiliates had any other beneficial interest in our issued share capital as of March 31, 2015.

Name	Position	Shares held at March 31, 2015
Wang Zhiqing(1)	Chairman and President	0

Wu Haijun	Vice Chairman	0

Gao Jinping(1)	Vice Chairman and Vice President	0

Ye Guohua(1)	Director and Chief Financial Officer	0

Jin Qiang(1)	Director and Vice President	0

Guo Xiaojun(1)	Director and Vice President	0

Lei Dianwu	External Director	0

Mo Zhenglin	External Director	0

Shen Liqiang	Independent Director	0

Jin Mingda	Independent Director and Director of the Remuneration and Appraisal Committee	0

Cai Tingji	Independent Director and Director of the Audit Committee	0

Zhang Yimin	Independent Director	0

Zhang Jianbo	Chairman of the Supervisory Committee	0

Zuo Qiang	Supervisor	0

Li Xiaoxia	Supervisor	0

Zhai Yalin	External Supervisor	0

Wang Liqun	External Supervisor	0

Zheng Yunrui	Independent Supervisor	0

Zhou Yunnong	Independent Supervisor	0

Tang Weizhong(1)	Company Secretary	0

Li Honggen	Former Director and Vice President	0

Zhang Jianping	Former Director and Vice President	0

Xiang Hanyin	Former External Director	0

Zhang Zhiliang	Former Vice President	0

Shi Wei	Former Vice President	0

Zhang Jingming	Former Company Secretary and General Legal Counsel	0

(1) On January 6, 2015, our board of directors approved the proposal of the initial grant of the share option incentive scheme. A total of 2,540,000 share options were granted to Mr. Wang Zhiqing, Mr. Gao Jinping, Mr. Ye Guohua, Mr. Guo Xiaojun, Mr. Jin Qiang and Mr. Tang Weizhong. The vesting date of the options is January 6, 2017. See Item 6. Directors, Senior Management and Employees – E. Share Ownership – Share Option Incentive Scheme for more information.

Share Option Incentive Scheme

We adopted a share option incentive scheme on December 23, 2014, pursuant to which our directors, senior management members and key business personnel may be granted options to purchase our A shares. Under the share option incentive scheme, the total number of underlying shares to be granted shall neither exceed 10% of the total share capital of the Company nor exceed 10% of the total A-share capital of the Company. Unless approved by the shareholders as a special resolution at a general meeting of the Company, the aggregate number of A shares to be acquired by each grantee through the share option scheme and other effective share option schemes of the Company (if any) at any time shall not exceed 1% of the total A-share capital of the Company. The exercisable period for the share options shall be three years, commencing from the expiry of the two-year period after the grant date, and the vesting period for each grant under the scheme shall be no less than two years. The exercise price of a share under initial grant will be determined by our board of directors in its discretion, which shall not be lower than the highest of: (1) the closing price of the A shares of the Company on the trading day immediately before the date of announcement on the summary of the draft scheme, which was RMB3.29 per share; (2) the average closing price of the A shares of the Company for the 30 trading days immediately before the date of announcement on the summary of the draft scheme, which was RMB3.27 per share; and (3) RMB4.20 per share. The exercise price for further grant shall be the higher of: (1) the closing price of the A shares of the Company on the trading day immediately before the date of announcement on the summary of the draft proposal for each grant; and (2) the average closing price of the A shares of the Company for the 30 trading days immediately before the date of announcement on the summary of the draft proposal for each grant. The expiration date of this scheme is December 22, 2024.

On January 6, 2015, our board of directors approved the proposal of the initial grant of the share option incentive scheme. A total of 38,760,000 share options granted to 214 participants, among which 2,540,000 were granted to six of our directors and senior management. The total number of underlying stock accounted for 0.359% of the Company’s total share capital when granted. The following table summarizes the outstanding options that the Company granted to our directors, executive officers and other employees:

Name	A Shares Underlying Outstanding Options	Exercise Price (RMB/Share)	Grant Date	Vesting Date	Expiration Date
Wang Zhiqing	500,000	4.20	January 6, 2015	January 6, 2017	January 5, 2020
Gao Jinping	500,000	4.20	January 6, 2015	January 6, 2017	January 5, 2020
Ye Guohua	430,000	4.20	January 6, 2015	January 6, 2017	January 5, 2020
Jin Qiang	430,000	4.20	January 6, 2015	January 6, 2017	January 5, 2020
Guo Xiaojun	430,000	4.20	January 6, 2015	January 6, 2017	January 5, 2020
Tang Weizhong	250,000	4.20	January 6, 2015	January 6, 2017	January 5, 2020
Other employees	36,220,000	4.20	January 6, 2015	January 6, 2017	January 5, 2020

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders.

Sinopec Corp. owns 50.56% of our share capital and is able to exercise all the rights of a controlling shareholder, including the election of directors and voting on amendments to our Articles of Association.

The table below sets forth information regarding ownership of our capital stock as of March 31, 2015 by (i) all persons who we know own more than five percent of our capital stock and (ii) our officers and directors as a group. We are not aware that any such shareholders have voting rights different from those of our other shareholders.

Title of Class	Identity of Person or Group	Number of Shares Held	Percent of Total Share Capital

Domestic Shares	Sinopec Corp.	5,460,000,000	50.56%

H Shares	HKSCC nominees Ltd.	3,444,575,320	31.91%

Domestic Shares	Directors and Officers(1)	0	0%

(1) On January 6, 2015, our board of directors approved the proposal of the initial grant of the share option incentive scheme. A total of 2,540,000 share options were granted to Mr. Wang Zhiqing, Mr. Gao Jinping, Mr. Ye Guohua, Mr. Guo Xiaojun, Mr. Jin Qiang and Mr. Tang Weizhong. The vesting date of the options is January 6, 2017. See Item 6. Directors, Senior Management and Employees – E. Share Ownership – Share Option Incentive Scheme for more information.

As of March 31, 2015, a total of 3,495,000,000 H Shares were outstanding. A total of 7,305,000,000 domestic shares were outstanding on March 31, 2015.

As of March 31, 2015, a total of 1,941,548 ADSs were registered in the name of The Bank of New York Mellon, the depositary under our ADS deposit agreement. The Bank of New York Mellon has advised us that, as of March 31, 2015, 1,941,548 ADSs, representing the equivalent of 194,154,800 H Shares, were held of record by 85 other registered shareholders domiciles in and outside of the United States. We have no further information as to our shares held, or beneficially owned, by U.S. persons.

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

B. Related Party Transactions.

Intercompany service agreements and business-related dealings

During 2014, pursuant to the Mutual Product Supply and Sales Service Framework Agreement entered into by the Company and Sinopec Corp., we purchased raw materials from, and sold petroleum products and petrochemicals as well as leased properties to, Sinopec Corp. and its associates, and Sinopec Corp. and its associates acted as sales agents for our petrochemical products. Under the Comprehensive Services Framework Agreement entered into by the Company and Sinopec Group, we accepted construction and installation, engineering design, insurance agency and financial services relating to the petrochemical industry provided by Sinopec Group and its associates. The relevant connected transactions were conducted in accordance with the terms of the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement. The current Mutual Product Supply and Sales Service Framework Agreement and Comprehensive Services Framework Agreement were renewed with Sinopec Corp. and Sinopec Group respectively upon approval and authorization at our 2013 Extraordinary General Meeting held on December 11, 2013. At the 2013 Extraordinary General Meeting, our shareholders also approved certain caps on the annual transaction values of certain ongoing continuing connected transactions for the years ending December 31, 2014, December 31, 2015 and December 31, 2016. The transaction amounts of the relevant connected transactions in 2014 did not exceed such caps.

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

The table below sets forth certain relevant information regarding our continuing connected transactions with Sinopec Corp. and Sinopec Group under the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement in 2014.

Type of major transactions	Connected parties	Annual cap for 2014	Transaction Amount during The reporting Period	Unit: RMB’000 Percentage Of the total Amount of the same type of transaction (%)

Mutual Product Supply and Sales Services Framework Agreement

Purchases of raw materials	Sinopec Corp. and its associates	85,254,000	39,270,634	57.48

Sales of petroleum products	Sinopec Corp. and its associates	65,479,000	54,017,562	52.88

Sales of petrochemical products	Sinopec Corp. and its associates	24,394,000	8,547,859	8.37

Property leasing	Sinopec Corp. and its associates	112,000	28,871	53.60

Agency sales of petrochemical	Sinopec Corp. and its associates	283,000	113,162	100.00

Comprehensive Services Framework Agreement

Construction, installation and engineering design services	Sinopec Group and its associates	668,000	144,248	17.33

Petrochemical industry insurance services	Sinopec Group and its associates	180,000	117,896	49.78

Financial services	Sinopec Group and its associates	300,000	60,996	19.59

Other related party transactions

We entered into the Property Right Transaction Agreement with Sinopec Sales Company Limited (“Sales Company”), a wholly owned subsidiary of Sinopec Corp. on December 5, 2013 in Shanghai, pursuant to which we agreed to dispose of certain assets located in Chenshan Oil Depot Area and the corresponding liabilities to Sales Company at a consideration of RMB594,147,498.73 (U.S.$ 95,759,194.59). The Sales Company has paid the total consideration in a single payment to us on December 11, 2013. As of December 31, 2012, the net book value of the object of this transaction was RMB152,616,900 (U.S.$ 24,597,379.36). The amount of profit before tax we booked on the transaction was RMB464,941,000 (U.S.$ 74,934,887.02).The board of directors of the Company (excluding directors connected to this transaction) approved this transaction on December 5, 2013 at the eighteenth meeting of the seventh session of the board of directors. All proceeds from this transaction were used for general working capital purposes of the Company in 2014. The relevant assets were transferred by way of an asset package, which resulted in a reduction in tax expenditures.

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

To fund Secco’s new acrylonitrile plant project with a capacity of 260,000 tons/year, its new ethylene plant with a new supercharger, its new butadiene plant with a capacity of 90,000 tons/year, and its utility facilities upgrading project, in 2013, the shareholders of Secco agreed to increase the registered capital of Secco by U.S.$150,085,618 according to their respective shares in the equity interests in Secco, of which the Company was obligated to contribute an amount of U.S.$30,017,124 in installments. We have paid U.S.$9,817,718 and U.S.$1,884,050 on December 10, 2013 and March 5, 2014, respectively.

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

Export Sales

In 2014, export sales accounted for RMB1.317 billion (U.S.$212.4 million) or 1.29% of our total net sales.

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

B. Significant Changes.

No significant change has occurred since the date of the financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING.

A. Offer and Listing Details

Set forth below is certain market information relating to our H Shares, ADSs and domestic shares for the periods indicated.

	The Stock Exchange of Hong Kong		The New York Stock Exchange		The Shanghai Stock Exchange
	High	Low	High	Low	High	Low
2010	4.11	2.58	52.27	33.13	11.11	7.16
2011	4.98	2.45	63.05	32.24	10.89	5.80
2012	3.20	1.88	41.43	24.64	6.76	4.68
2013	2.500	1.440	48.24	26.98	5.470	2.670
2014	2.850	1.860	35.30	22.73	4.690	2.810

2012

First Quarter	3.20	2.59	41.43	34.62	6.72	5.72
Second Quarter	2.83	2.13	36.54	27.39	6.76	5.73
Third Quarter	2.43	1.88	30.17	24.64	6.38	5.07
Fourth Quarter	2.77	1.97	36.31	25.29	5.55	4.68

2013

First Quarter	2.500	1.700	48.24	33.18	4.490	3.360
Second Quarter	2.290	1.440	43.99	28.69	5.470	3.670
Third Quarter	2.060	1.570	39.27	30.62	5.460	2.730
Fourth Quarter	2.440	1.910	45.00	26.98	3.730	2.670

2014

First Quarter	2.500	1.980	31.500	25.67	4.280	2.810
Second Quarter	2.140	1.860	29.99	22.73	3.680	2.880
Third Quarter	2.850	2.150	35.08	27.67	4.190	3.070
Fourth Quarter	2.800	2.680	35.30	28.40	4.690	3.370

Most Recent Six Months
October 2014	2.800	2.270	35.30	29.50	3.870	3.370
November 2014	2.760	2.290	34.50	29.65	4.020	3.520
December 2014	2.540	2.220	32.40	28.40	4.690	3.860
January 2015	2.450	2.170	30.75	28.21	4.760	3.860
February 2015	2.700	2.200	34.12	28.58	4.760	4.000
March 2015	3.020	2.400	38.00	31.50	5.860	4.610

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

In most states of the United States, shareholders may sue a corporation “derivatively”. A derivative suit involves the commencement by a shareholder of a corporate cause of action against persons who have allegedly wronged the corporation, where the corporation itself has failed to enforce the claims directly. This would include suits against corporate officers, directors, or the controlling shareholder. This type of action is brought based upon a primary right of the corporation, but is asserted by a shareholder on behalf of the corporation. In accordance with the Company Law of the People’s Republic of China, if a company incurs losses due to the violation of any provision of laws, administrative regulations or the company’s articles of association by any of its directors, supervisors and officers during his/her discharge of duties entrusted by the company, or due to any other person’s infringement of the company’s legal rights or interests, the shareholders of the company may take legal action before a court under the Company Law of the People’s Republic of China.

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

Subject to the stipulations of relevant laws and regulations, the shareholders in a general meeting may by ordinary resolution remove any director before the expiration of his term of office. Except for the restrictions placed on the controlling shareholder, discussed below, our shareholders in general meeting have the power to relieve a director or supervisor from liability for specific breaches of duty.

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

The Renminbi currently is not a freely convertible currency. The SAFE, under supervision of the People’s Bank of China (“PBOC”) controls the conversion of Renminbi into foreign currency. Chinese governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items. In recent years, the Chinese government has gradually simplified and improved the foreign exchange administration policies in relation to capital items, such as the cancellation of foreign exchange registration and approval for domestic and overseas foreign direct investment. However, foreign exchange control over the capital items is not completely abolished. The limitations on foreign exchange could affect our ability to obtain foreign exchange through borrowings or equity financing, or to obtain foreign exchange for capital expenditures.

On July 21, 2005, the Chinese government changed its policy of pegging the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since the adoption of this new policy, the value of the Renminbi has fluctuated daily within a narrow band, but overall has appreciated against the U.S. dollar. Nevertheless, the Chinese government continues to receive significant international pressure to further liberalize its currency policy which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. The value of the Renminbi depreciated by 0.36% against the U.S. dollar in the year 2014.

While the impact of the foregoing developments is not entirely clear, it appears that the trend in the Chinese government’s foreign exchange policy is toward easier convertibility of the Renminbi.

The holders of the ADSs will receive the HK dollar dividend payments in U.S. Dollars at conversion rates related to market rates and subject to fees as set forth in our Deposit Agreement with The Bank of New York Mellon, as Depositary. The HK dollar is currently linked to and trades within a narrow band against the U.S. dollar at a rate that does not deviate significantly from HK$7.80 = U.S.$1.00. The Hong Kong government has stated its intention to maintain such link, although there can be no guarantee that such link will be maintained.

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

Tax on Dividends

For an Individual Investor

According to the Individual Income Tax Law of the People’s Republic of China, as amended on December 29, 2007 (the “Individual Income Tax Law”) dividends paid by Chinese companies to individual investors are subject to Chinese withholding tax at a flat rate of 20%. As for a foreign individual investor that neither has a domicile nor resides in China, or that has no domicile and has resided in China for no more than one year, the dividends received by such an investor in China are generally subject to a withholding tax at a flat rate of 20% under the individual income tax law, subject to exemption or reduction by an applicable income tax treaty. According to the State Administration of Taxation’s tax treatments with regard to the dividends of H shares paid by onshore non-foreign invested enterprises listed on HKEx, we will withhold and pay the individual income tax at the tax rate of 10% for individual shareholders who are residents of Hong Kong, Macau, or countries which have entered into tax treaties with mainland China, which provide for a 10% dividends tax rate, and we will temporarily withhold and pay the individual income tax at the tax rate of 10% for individual shareholders who are residents of countries which have entered into tax treaties with mainland China, which provide for a less than 10% dividends tax rate. Shareholders of H Shares may directly or through our Company apply to the in-charge tax authority for the preferential treatments provided by the relevant tax treaties. Upon the approval by the in-charge tax authority, the excessive amount being paid will be refunded. For individual shareholders who are residents of countries which have entered into tax treaties with mainland China providing for a more than 10% but less than 20% dividends tax rate, we will withhold and pay the individual income tax at the specific tax rate required therein. We will withhold and pay the individual income tax at the dividends tax rate of 20% for individual shareholders who are residents of countries which have not entered into any forms of tax treaties with mainland China or in circumstances other than above described.

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

U.S. Taxation

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of H Shares or ADSs to U.S. Holders (as defined below). The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently available and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences described below.

This discussion does not address state, local, or foreign tax consequences, or the net investment income tax consequences, of the ownership and disposition of H Shares or ADSs. (See “PRC Taxation” above).

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

This summary is directed solely to U.S. Holders (defined below) who hold their H Shares or ADSs as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment. For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of H Shares or ADSs that is any of the following:

•	a citizen or resident of the United States or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; or

•	a trust or estate, the income of which is subject to U.S. federal income taxation regardless of its source.

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

Dispositions of H Shares or ADSs

Subject to the discussion in “Passive Foreign Investment Company” below, you generally will recognize taxable gain or loss realized on the sale or other taxable disposition of H Shares or ADSs equal to the difference between the U.S. dollar value of (i) the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis in the H Shares or ADSs. Such gain or loss will be a capital gain or loss. Capital gain from the sale or other taxable disposition of H Shares or ADSs held by certain non-corporate U.S. Holders will be taxed at preferential rates if such H Shares or ADSs have been held for more than one year and certain other requirements are met. The deductibility of capital losses is subject to limitations. The gain or loss generally will be gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

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

Under the income and asset tests, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change. In determining that we are not a PFIC, we are relying on a current valuation of our assets including goodwill, not reflected in our financial statements, and our projection of our income for the current year. We determine the value of our assets in large part by reference to the market value of our ordinary shares at the end of each quarter. We believe this valuation approach is reasonable. However, if the IRS successfully challenged our valuation of our assets, or if the market price of our ordinary shares were to fluctuate, it could result in our classification as a PFIC.

We do not believe that we are currently a PFIC. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year or that the IRS will not challenge our determination concerning our PFIC status.

If we are a PFIC for any taxable year during which a U.S. Holder holds H Shares or ADSs, we generally will continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds H Shares or ADSs, regardless of whether we continue to meet the income or asset test. If we are classified as a PFIC, U.S. Holders could be subject to additional taxes and a special interest charge in respect of gain recognized on the sale or other disposition of such holder’s H Shares or ADSs and upon the receipt of “excess distributions” (as defined in the Code). In addition, no distribution that U.S. Holders receive from us would qualify for taxation at the preferential rate discussed in “—Distributions on H Shares or ADSs” above, if we were a PFIC for the taxable year of such distribution or for the preceding taxable year. Moreover, U.S. Holders may be required to file annual tax returns (including on Form 8621) containing such information as the U.S. Treasury requires.

Information reporting regarding specified foreign financial assets

Certain U.S. Holders who are individuals (and under proposed regulations, certain entities) may be required to report information relating to an interest in our H Shares or ADSs, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our H Shares or ADSs. In the event a U.S. Holder does not file such required reports, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related tax year will not close before such report is filed.

If you are a U.S. Holder, you are urged to consult with your own tax advisor regarding the application of the specified foreign financial assets information reporting requirements and related statute of limitations tolling provisions with respect to our H Shares and ADSs.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

We are subject to risk resulting from fluctuations in interest rates. Our borrowings are fixed and variable rate bank and other borrowings, with original maturities ranging from 1 to 5 years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. We had no program of interest rate hedging activities and did not engage in any such activities in 2013 or 2014.

The following table provides information, by maturity date, regarding our interest rate sensitive financial instruments, which consist of fixed and variable rate short term and long term debt obligations, as of December 31, 2014 and 2013.

	As of December 31, 2014
	2015	2016	2017	2018	2019	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—
In RMB	99,000	1,000,000	—	—	—	1,099,000	1,099,000
Average interest rate(1)	4.68%	4.20%	—	—	—	4.24%	—
Variable rate bank and other loans
In U.S. Dollars	1,617,578	611,900	—	—	—	2,229,478	2,229,478
Average interest rate(1)	1.84%	1.83%	—	—	—	1.84%	—
In Euro	424,979	—	—	—	—	424,979	424,979
Average interest rate(1)	1.16%	—	—	—	—	1.16%	—
In RMB	1,936,638	20,780	—	—	—	1,957,418	1,957,418
Average interest rate(1)	5.59%	6.40%	—	—	—	5.60%	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

	As of December 31, 2013
	2014	2015	2016	2017	2018	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—
In RMB	603,000	—	—	—	—	603,000	603,000
Average interest rate(1)	4.52%	—	—	—	—	4.52%	—
Variable rate bank and other loans
In U.S. Dollars	4,937,026	—	—	—	—	4,937,026	4,937,026
Average interest rate(1)	1.78%	—	—	—	—	1.78%	—
In RMB	1,554,000	—	327,800	300,000	—	2,181,800	2,183,240
Average interest rate(1)	4.83%	—	5.81%	5.76%	—	5.11%	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

Exchange Rate Risk

We are also exposed to foreign currency exchange rate risk as a result of our foreign currency denominated short term borrowing and, to a limited extent, cash and cash equivalents denominated in foreign currencies. The following table provides information, by maturity date, regarding our foreign currency exchange rate sensitive financial instruments, which consist of cash and cash equivalents, short term debt obligations as of December 31, 2014 and 2013.

	As of December 31, 2014
	2015	2016	2017	2018	2019	Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments
Cash and cash equivalents:
In Hong Kong Dollars	990	—	—	—	—	—	990	990
In U.S. Dollars	32,418	—	—	—	—	—	32,418	32,418
In Euro	—	—	—	—	—	—	—	—
In Japanese Yen	—	—	—	—	—	—	—	—
In Swiss Frank	—	—	—	—	—	—	—	—
Debt:
Fixed rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate (1)	—	—	—	—	—	—	—	—
Variable rate bank and other loans in U.S. Dollars	1,617,578	611,900	—	—	—	—	2,229,478	2,229,478
Average interest rate (1)	1.84%	1.83%	—	—	—	—	1.84%	—
Variable rate bank and other loans in EURO	424,979	—	—	—	—	—	424,979	424,979
Average interest rate (1)	2.17%	—	—	—	—	—	2.17%	—

	As of December 31, 2013
	2014	2015	2016	2017	2018	Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments
Cash and cash equivalents:
In Hong Kong Dollars	750	—	—	—	—	—	750	750
In U.S. Dollars	3,318	—	—	—	—	—	3,318	3,318
In Euro	—	—	—	—	—	—	—	—
In Japanese Yen	—	—	—	—	—	—	—	—
In Swiss Frank	—	—	—	—	—	—	—	—
Debt:
Fixed rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate (1)	—	—	—	—	—	—	—	—
Variable rate bank and other loans in U.S. Dollars	4,937,026	—	—	—	—	—	4,937,026	4,937,026
Average interest rate (1)	1.78%	—	—	—	—	—	1.78%	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

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

12D.4 Fees and Other Payments Made by the Bank of New York Mellon

From January 1, 2014 through March 31, 2015, a total of U.S.$3,208.07 was paid by the Bank of New York Mellon on our behalf for our ADSs program (primarily consisting of expenses related to our Annual General Meeting). The standard out-of-pocket maintenance costs for our ADSs program were U.S.$165,712.45, which have been waived by the Bank of New York Mellon.

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

We maintain a written policy adopted by our board of directors that governs the collection, coordination and disclosure of information to our shareholders, the public and to governmental and other regulatory bodies. All such disclosures are coordinated by the Secretary to our Board of Directors and subject to execution by either the Chairman of our Board of Directors or, for disclosures by our Supervisory Committee, the Chairman of the Supervisory Committee. Under the policy, all material issues must be disclosed and our disclosures must be true, accurate, complete and timely without any false or misleading statements. Each of our departments and subsidiaries has their own supplemental policies which may be both written and unwritten.

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

Our management assessed the effectiveness of our internal control over financial reporting based upon the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of December 31, 2014. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014 based on these criteria.

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

For the year ended December 31, 2014, there have been no significant changes to our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table summarizes the fees charged by PwC, our principal accountant, for certain services rendered to us during 2013 and 2014.

	For the year ended December 31,
	(in thousands of RMB)
	2013	2014
Audit fees (1)	7,800	7,800
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All other fees (4)	—	—
Total	7,800	7,800

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services rendered by our principal auditors for the audit of our financial information.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by the our principal accountant, other than the services reported under audit fees, audit-related fees and tax fees.

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

As previously reported in our annual report on Form 20-F filed with the SEC on April 30, 2013, on March 27, 2013, our board of directors approved the proposed change of our independent registered public accounting firm, KPMG, after the completion of the audit of our consolidated financial statements for the year ended December 31, 2012 and the effectiveness of our internal control over financial reporting as of December 31, 2012, based on recommendation from our audit committee. Such change in our principal accountants was due to the relevant regulations issued by the Ministry of Finance and the State-owned Assets Supervision and Administration Commission of the PRC. According to the relevant regulations, there are certain limits to the number of years for which an auditor may continuously undertake financial auditing work in respect of a state-owned enterprise and its subsidiaries. As a result, we were required not to re-appoint KPMG as our principal accountant for the year of 2013.

The audit reports of KPMG on our consolidated financial statements as of and for the fiscal years ended December 31, 2011 and 2012 contain no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2011 and 2012 and through April 30, 2013, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of KPMG, would have caused them to make reference to the subject matter of the disagreement in connection with their report, nor were there any reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).We provided a copy of the foregoing disclosure to KPMG and requested that KPMG furnish a letter addressed to the SEC stating whether or not KPMG agreed with such disclosure. A copy of the letter from KPMG addressed to the SEC, dated April 30, 2013, was filed as Exhibit 15.1 to our annual report on Form 20-F filed with the SEC on April 30, 2013.

In addition, as previously reported in our annual report on Form 20-F filed with the SEC on April 30, 2013, with the approvals of our board and the audit committee, we resolved to appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (the name has been changed to PricewaterhouseCoopers Zhong Tian LLP), or PwC, as our principal independent registered public accounting firm for the year of 2013. PwC’s appointment was further approved by our shareholders at our 2012 annual general meeting.

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

Audit Committee

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It must have a minimum of three members, and all audit committee members must satisfy the requirements for independence set forth in Section 303A.02 of the NYSE Corporate Governance Rules and, in the absence of an applicable exemption, Rule 10A-3b(1) of the Exchange Act.

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

ITEM 19.	EXHIBITS.

No.	Exhibit

1.1	Translation of the amended and restated Articles of Association of Sinopec Shanghai Petrochemical Company Limited as approved in the Second Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2013 on December 11, 2013 (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (File No. 001-12158) filed with the Commission on April 30, 2014).

2.	Amended and Restated Deposit Agreement between Sinopec Shanghai Petrochemical Company Limited and The Bank of New York Mellon dated May 11, 2011 (incorporated by reference to Exhibit 2 of our annual report on Form 20-F (File No. 001-12158) filed with the Commission on April 30, 2012).

4.1	Translation of the renewed Product Supply and Sales Services Framework Agreement between Sinopec Shanghai Petrochemical Company Limited and China Petroleum & Chemical Corporation as approved in the Second Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2013 on December 11, 2013 (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F (File No.001-12158) filed with the Commission on April 30, 2014).

4.2	Translation of the renewed Comprehensive Services Framework Agreement between Sinopec Shanghai Petrochemical Company Limited and China Petrochemical Corporation as approved in the Second Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2013 on December 11, 2013 (incorporated by reference to Exhibit 4.2 of our annual report on Form 20-F (File No.001-12158) filed with the Commission on April 30, 2014).

4.3	Translation of the Property Right Transaction Agreement with Sinopec Sales Company Limited as approved in the eighteenth meeting of the seventh session of the board of directors of Sinopec Shanghai Petrochemical Company Limited on December 5, 2013 (incorporated by reference to Exhibit 4.3 of our annual report on Form 20-F (File No.001-12158) filed with the Commission on April 30, 2014).

4.4	English summary of principal terms of the Share Option Scheme as adopted at the second meeting of the eighth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited on August 15, 2014 (incorporated by reference to Appendix I of our Form 6-K (File No.001-12158) filed with the Commission on November 6, 2014).

8	A list of subsidiaries of Sinopec Shanghai Petrochemical Company Limited.

12.1	Certification of President Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of President Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Letter from KPMG regarding Item 16F of this annual report (incorporated by reference to Exhibit 15.1 of our annual report on Form 20-F (File No. 001-12158) filed with the Commission on April 30, 2013).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 27, 2015	/s/ WANG ZHIQING
Wang Zhiqing, President

Sinopec Shanghai Petrochemical Company Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Sinopec Shanghai Petrochemical Company Limited:

We have audited the accompanying consolidated statements of income, comprehensive income, changes in equity and cash flows of Sinopec Shanghai Petrochemical Company Limited (“the Company”) and its subsidiaries for the year ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Sinopec Shanghai Petrochemical Company Limited and its subsidiaries for the year ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG

Hong Kong, China

March 27, 2013, except note 12,

which is as of April 28, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Sinopec Shanghai Petrochemical Company Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

April 24, 2015

Sinopec Shanghai Petrochemical Company Limited

Consolidated Income Statement

For the year ended 31 December 2014

		Year ended 31 December
	Note	2012 RMB’000		2013 RMB’000		2014 RMB’000

Revenue	5		93,008,338		115,490,326		102,126,247
Sales taxes and surcharges			(5,791,064)		(9,987,148)		(9,401,283)

Net Sales			87,217,274		105,503,178		92,724,964
Cost of sales	9		(88,617,789)		(103,225,914)		(92,910,062)

Gross (loss)/profit			(1,400,515)		2,277,264		(185,098)

Selling and administrative expenses	9		(649,906)		(691,020)		(564,161)
Other operating income	6		333,754		673,384		261,585
Other operating expenses	7		(55,779)		(67,362)		(100,226)

Operating (loss)/profit			(1,772,446)		2,192,266		(587,900)

Finance income	8		86,545		498,416		64,673
Finance expenses	8		(369,802)		(376,696)		(424,371)

Finance (expenses)/income – net			(283,257)		121,720		(359,698)

Investment income			6,446		—		—
Share of profit of investments accounted for using the equity method	18		32,784		130,667		57,654

(Loss)/profit before income tax			(2,016,473)		2,444,653		(889,944)

Income tax benefit/(expense)	11		511,331		(379,151)		214,184

(Loss)/profit for the year			(1,505,142)		2,065,502		(675,760)

(Loss)/profit attributable to:
-Owners of the company			(1,528,397)		2,055,328		(692,222)
-Non-controlling interests			23,255		10,174		16,462

			(1,505,142)		2,065,502		(675,760)

(Loss)/earnings per share attributable to owners of the Company for the year (expressed in RMB per share)

Basic (loss)/earnings per share	12	RMB	(0.142)	RMB	0.190	RMB	(0.064)

Diluted (loss)/earnings per share	12	RMB	(0.142)	RMB	0.190	RMB	(0.064)

The notes on pages F-11 to F-72 are an integral part of these consolidated financial statements.

Wang Zhiqing	Ye Guohua
Chairman and General Manager	Director and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2014

		Year ended 31 December
	Note	2012 RMB’000	2013 RMB’000	2014 RMB’000

(Loss)/profit for the year		(1,505,142)	2,065,502	(675,760)
Other comprehensive income for the year-net of tax		—	—	—

Total comprehensive (loss)/income for the year		(1,505,142)	2,065,502	(675,760)

Attributable to:
– Owners of the Company		(1,528,397)	2,055,328	(692,222)
– Non-controlling interests		23,255	10,174	16,462

Total comprehensive (loss)/income for the year		(1,505,142)	2,065,502	(675,760)

The notes on pages F-11 to F-72 are an integral part of these consolidated financial statements.

Wang Zhiqing	Ye Guohua
Chairman and General Manager	Director and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Consolidated Balance Sheet

As At 31 December 2014

			As at 31 December
	Note		2013 RMB’000	2014 RMB’000

Assets

Non-current assets
Lease prepayment and other assets	13		916,995	1,043,591
Property, plant and equipment	14		16,669,479	15,541,575
Investment properties	15		429,292	415,842
Construction in progress	16		456,823	542,878
Investments accounted for using the equity method	18		2,993,594	2,936,262
Deferred income tax assets	11		684,599	915,069

			22,150,782	21,395,217

Current assets
Inventories	19		9,039,239	5,930,703
Trade receivables	20		147,807	630,883
Bills receivable	20		2,688,897	1,365,677
Other receivables and prepayments	20		345,696	268,869
Amounts due from related parties	20,27	(c)	2,131,133	1,035,085
Cash and cash equivalents	21		133,256	279,198

			14,486,028	9,510,415

Total assets			36,636,810	30,905,632

Equity and liabilities

Equity attributable to owners of the Company
Share capital	22		10,800,000	10,800,000
Reserves	23		6,932,494	5,700,272

			17,732,494	16,500,272
Non-controlling interests			259,062	271,395

Total equity			17,991,556	16,771,667

Sinopec Shanghai Petrochemical Company Limited

Consolidated Balance Sheet (Continued)

As At 31 December 2014

			As at 31 December
	Note		2013 RMB’000	2014 RMB’000

Liabilities

Non-current liabilities
Borrowings	24		627,800	1,632,680
Deferred income	25		—	16,436

			627,800	1,649,116

Current liabilities
Borrowings	24		7,094,026	4,078,195
Trade payables and advance from customers	26		2,739,953	3,511,518
Bills payable	26		8,680	11,714
Other payables	26		1,507,463	1,831,263
Amounts due to related parties	26,27	(c)	6,663,559	3,042,197
Income tax payable			3,773	9,962

			18,017,454	12,484,849

Total liabilities			18,645,254	14,133,965

Total equity and liabilities			36,636,810	30,905,632

Net current liabilities			(3,531,426)	(2,974,434)

Total assets less current liabilities			18,619,356	18,420,783

The notes on pages F-11 to F-72 are an integral part of these consolidated financial statements.

The consolidated financial statements on pages F-4 to F-10 were approved by the Board of Directors on 24 April 2015 and were signed on its behalf.

Wang Zhiqing	Ye Guohua
Chairman and General Manager	Director and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Changes in Equity

For the year ended 31 December 2014

		Attributable to owners of the Company
	Note	Share capital RMB’000	Share premium RMB’000	Other reserves RMB’000	Retained earnings RMB’000	Total RMB’000	Non-controlling interests RMB’000	Total equity RMB’000

Balance at 1 January 2012		7,200,000	2,420,841	5,177,727	3,126,995	17,925,563	270,101	18,195,664

Total comprehensive income/(loss) for the year		—	—	—	(1,528,397)	(1,528,397)	23,255	(1,505,142)

Dividends approved in respect of the previous year	28	—	—	—	(360,000)	(360,000)	—	(360,000)
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	—	(26,573)	(26,573)
Utilisation of safety production fund		—	—	(13,598)	13,598	—	—	—

Balance at 31 December 2012		7,200,000	2,420,841	5,164,129	1,252,196	16,037,166	266,783	16,303,949

		Attributable to owners of the Company
	Note	Share capital RMB’000	Share premium RMB’000	Other reserves RMB’000	Retained earnings RMB’000	Total RMB’000	Non-controlling interests RMB’000	Total equity RMB’000

Balance at 1 January 2013		7,200,000	2,420,841	5,164,129	1,252,196	16,037,166	266,783	16,303,949

Total comprehensive income for the year		—	—	—	2,055,328	2,055,328	10,174	2,065,502

Dividends proposed and approved	28	—	—	—	(360,000)	(360,000)	—	(360,000)
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	—	(17,895)	(17,895)
Appropriation to statutory reserve		—	—	201,220	(201,220)	—	—	—
Share premium converted into share capital	1	2,420,841	(2,420,841)	—	—	—	—	—
Surplus reserves converted into share capital	1	1,179,159	—	(1,179,159)	—	—	—	—
Utilisation of safety production fund	23	—	—	(2,347)	2,347	—	—	—

Balance at 31 December 2013		10,800,000	—	4,183,843	2,748,651	17,732,494	259,062	17,991,556

Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Changes in Equity (Continued)

For the year ended 31 December 2014

		Attributable to owners of the Company
	Note	Share capital RMB’000	Share premium RMB’000	Other reserves RMB’000	Retained earnings RMB’000	Total RMB’000	Non-controlling interests RMB’000	Total equity RMB’000

Balance at 1 January 2014		10,800,000	—	4,183,843	2,748,651	17,732,494	259,062	17,991,556

Total comprehensive (loss)/income for the year		—	—	—	(692,222)	(692,222)	16,462	(675,760)

Dividends proposed and approved	28	—	—	—	(540,000)	(540,000)	—	(540,000)
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	—	(4,129)	(4,129)
Utilisation of safety production fund	23	—	—	(4,567)	4,567	—	—	—

Balance at 31 December 2014		10,800,000	—	4,179,276	1,520,996	16,500,272	271,395	16,771,667

The notes on pages F-11 to F-72 are an integral part of these consolidated financial statements.

Wang Zhiqing	Ye Guohua
Chairman and General Manager	Director and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Consolidated statement of Cash Flows

For the year ended 31 December 2014

		Year ended 31 December
	Note	2012 RMB’000	2013 RMB’000	2014 RMB’000
Cash flows from operating activities
Cash generated from operations	29	(1,568,561)	5,489,426	4,050,016
Interest paid to related parties		(29,716)	(20,762)	(58,619)
Interest paid to third parties		(425,148)	(361,368)	(318,892)
Income tax paid		(42,960)	(8,758)	(10,097)

Net cash generated from/(used in) operating activities		(2,066,385)	5,098,538	3,662,408

Cash flows from investing activities
Cash received from entrusted lending		46,000	70,000	78,000
Dividends received from joint ventures and associates		66,936	64,226	98,824
Proceeds from disposal of property, plant and equipment and other long-term assets		24,504	599,181	24,462
Proceeds from disposal of a subsidiary		3,743	—	—
Proceeds from disposal of associates		—	—	14,822
Interest received from related parties		555	943	1,057
Interest received from third parties		85,990	89,541	63,540
Purchases of property, plant and equipment from related parties		(434,658)	(265,607)	(169,763)
Purchases of property, plant and equipment and other long-term assets from third parties		(3,825,201)	(1,057,530)	(919,505)
Investment in an associate		—	(60,000)	(11,541)
Cash payment of entrusted lending		(30,000)	(70,000)	(90,000)

Net cash used in investing activities		(4,062,131)	(629,246)	(910,104)

Cash flows from financing activities
Proceeds from borrowings from related parties		3,361,740	3,374,845	7,070,000
Proceeds from borrowings from third parties		50,003,632	51,662,767	44,315,298
Repayments of borrowings to related parties		(3,801,740)	(3,524,845)	(6,070,000)
Repayments of borrowings to third parties		(42,977,874)	(55,631,102)	(47,374,473)
Dividends paid to the Company’s shareholders		(361,051)	(360,630)	(543,157)
Dividends paid by subsidiaries to non-controlling interests		(26,573)	(17,895)	(4,129)

Net cash (used in)/generated from financing activities		6,198,134	(4,496,860)	(2,606,461)

Net increase/(decrease) in cash and cash equivalents		69,618	(27,568)	145,843
Cash and cash equivalents at beginning of the year	21	91,346	160,962	133,256
Exchange gain/(loss) on cash and cash equivalents		(2)	(138)	99

Cash and cash equivalents at end of the year	21	160,962	133,256	279,198

The notes on pages F-11 to F-72 are an integral part of these consolidated financial statements.

Wang Zhiqing	Ye Guohua
Chairman and General Manager	Director and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement

For the year ended 31 December 2014

1	General information

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

These consolidated financial statements are presented in thousands of Renminbi Yuan (RMB), unless otherwise stated. These financial statements have been approved for issue by the Board of Directors on 20 March 2015.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

2	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB). The consolidated financial statements have been prepared under the historical cost convention.

The consolidated financial statements are prepared in accordance with the applicable requirements of the predecessor Companies Ordinance (Cap. 32) for this financial year and the comparative period.

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

(a)	New standards, amendments and interpretations adopted by the Group

The following standards have been adopted by the Group for the first time for the financial year beginning on 1 January 2014. None of them have a material impact on the Group.

•	Amendment to IAS 32, ‘Financial instruments: Presentation’, on offsetting financial assets and financial liabilities;

•	Amendment to IAS 36, ‘Impairment of assets’, on recoverable amount disclosures for non-financial assets;

•	IFRIC 21, ‘Levies’, on obligation to pay a levy if that liability is within the scope of IAS 37 ‘Provisions’.

(b)	New standards, amendments and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2014, and have not been applied in preparing these consolidated financial statements. Those applicable to the Group are listed below and none of these is expected to have a significant effect on the consolidated financial statements of the Group.

IFRS 9, ‘Financial instruments’, on classification, measurement and recognition of financial assets and financial liabilities. The standard is effective for accounting periods beginning on or after 1 January 2018.

IFRS 15, ‘Revenue from contracts with customers’, on revenue recognition when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard is effective for annual periods beginning on or after 1 January 2017.

(c)	New Hong Kong Companies Ordinance (Cap.622)

In addition, the requirements of Part 9 “Accounts and Audit” of the new Hong Kong Companies Ordinance (Cap. 622) come into operation as from the Company’s first financial year commencing on or after 3 March 2014 in accordance with section 358 of that Ordinance. Therefore, it has not been applied in preparing the Group’s consolidated financial statements for the year ended 31 December 2014. The Group is in the process of making an assessment of expected impact of the changes in the Companies Ordinance on the consolidated financial statements in the period of initial application of Part 9 of the new Hong Kong Companies Ordinance (Cap. 622). So far it has concluded that the impact is unlikely to be significant and only the presentation and the disclosure of information in the consolidated financial statements will be affected.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

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

The Group recognises any non-controlling interest in the acquiree on an acquisition-by-acquisition basis. Non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or the present ownership interests’ proportionate share in the recognised amounts of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by IFRS.

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

(b)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

2	Summary of significant accounting policies (continued)

2.2	Subsidiaries (continued)

2.2.1	Consolidation (continued)

(c)	Disposal of subsidiaries

When the Group ceases to have control on an entity, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

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

An associate is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss and other comprehensive income of the investee after the date of acquisition. The Group’s investments in associates include goodwill identified on acquisition. Upon the acquisition of the ownership interest in an associate, any difference between the cost of the associate and the group’s share of the net fair value of the associate’s identifiable assets and liabilities is accounted for as goodwill.

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

For the year ended 31 December 2014

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

Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in other comprehensive income. The Group’s investments in joint ventures include goodwill identified on acquisition. Upon the acquisition of the ownership interest in a joint venture, any difference between the cost of the joint venture and the Group’s share of the net fair value of the joint venture’s identifiable assets and liabilities is accounted for as goodwill. When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint ventures), the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

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

For the year ended 31 December 2014

2	Summary of significant accounting policies (continued)

2.5	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the steering committee that makes strategic decisions.

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

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

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

For the year ended 31 December 2014

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

Intangible assets that have an indefinite useful life or intangible assets not ready to use are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

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

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for the amounts that are settled or expected to be settled more than 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables comprise ‘ trade receivables, bills receivable and other receivables’ and ‘ cash and cash equivalents’ in the balance sheet (Note 2.16 and 2.17).

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

For the year ended 31 December 2014

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

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

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

For debt securities, if any such evidence exists the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed through the consolidated income statement.

For equity investments, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in profit or loss. Impairment losses recognised in the consolidated income statement on equity instruments are not reversed through the consolidated income statement.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

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

For the year ended 31 December 2014

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

For the year ended 31 December 2014

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

Outside basis differences

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, associates and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Generally the Group is unable to control the reversal of the temporary difference for associates. Only when there is an agreement in place that gives the Group the ability to control the reversal of the temporary difference not recognized.

Deferred income tax assets are recognized on deductible temporary differences arising from investments in subsidiaries, associates and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference in the foreseeable future, deferred tax liability in relation to taxable temporary differences arising from the associate’s undistributed profits is not recognised.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

2	Summary of significant accounting policies (continued)

2.23	Current and deferred income tax (continued)

(c)	Offsetting

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

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

For the year ended 31 December 2014

2	Summary of significant accounting policies (continued)

2.26	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied, stated net of discounts, returns and value added taxes. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimates of return on historical results, taking into consideration the type of customers, the type of transactions and the specifics of each arrangement.

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

For the year ended 31 December 2014

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

For the year ended 31 December 2014

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(a)	Market risk

(i)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Nevertheless the Group is exposed to foreign exchange risk arising from the recognised assets and liabilities (mainly borrowings and trade payables), and future transactions denominated in foreign currencies, primarily with respect to USD and EUR. The Group’s finance department at its headquarter is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimise the foreign exchange risk.

As at 31 December 2014, if the foreign currencies had weakened/strengthened by 5% against RMB with all other variables held constant, the Group’s net loss for the year would have been 107,395 thousands decreased/increased (2013: RMB 213,925 thousands increased/decreased in net profit) as a result of foreign exchange gains/losses which is mainly resulted from the translation of USD and EUR denominated short-term loans and trade payables.

(ii)	Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from short-term and long-term interest bearing borrowings. Borrowings obtained at variable rates expose the Group to cash flow interest rate risk. Borrowings obtained at fixed rates expose the Group to fair value interest rate risk. The Group determines the relative proportions of its fixed rate and floating rate contracts depending on the prevailing market conditions. As at 31 December 2014, the Group’s short-term and long-term interest bearing borrowings denominated with floating rates amounted to RMB 4,640,875 thousands (31 December 2013: RMB 7,721,826 thousands), which represented 81% of total borrowing balance.

The Group’s finance department at its headquarter continuously monitors the interest rate position of the Group. Increases in interest rates will increase the cost of new borrowing and the interest expenses with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. The Group makes adjustments timely with reference to the latest market conditions and may enter into interest rate swap agreements to mitigate its exposure to interest rate risk. During 2014 and 2013, the Group did not enter into any interest rate swap agreements.

As at 31 December 2014, if interest rates on the floating rate borrowings had risen/fallen by 50 basis points while all other variables had been held constant, the Group’s net loss would have increased/decreased by approximately RMB 17,403 thousands (31 December 2013: RMB 28,957 thousands decreased/increased in net profit).

(b)	Credit risk

Credit risk is managed on the grouping basis. It mainly arises from cash at bank, trade receivables, other receivables, bills receivable, etc.

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

For the year ended 31 December 2014

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

As at 31 December 2014, the Group’s current liabilities exceeded its current assets by RMB 2,974,434 thousands. The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and on its ability to obtain adequate external financing to support its working capital and meet its debt obligation when they become due. As at 31 December 2014, the Group had standby credit facilities with several PRC financial institutions which provided the Group to borrow up to RMB 28,696,100 thousands, within which the maturity dates of unused facility amounted to RMB 7,495,370 thousands will be after 31 December 2015 as disclosed in Note 24. Management assessed that all the facilities could be renewed upon the expiration dates. In addition, the Group had facilities up to RMB 138,210 thousands to issue letters of credit by pledging accounts receivables of RMB 76,111 thousands and bills receivables of RMB 80,669 thousands as disclosed in Note 20, of which RMB 10,983 thousands was unutilised.

Management has carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2015. Based on such forecast, management believes that adequate sources of liquidity exist to fund the Group’s working capital and capital expenditure requirements, and meet its short-term debt obligations as they become due. In preparing the cash flow forecast, management has considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned banking facilities which may impact the operations of the Group during the next twelve-month period. Management is of the opinion that the assumptions used in the cash flow forecast are reasonable.

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. As at 31 December 2014, the Group held cash and cash equivalents of RMB 279,198 thousands (2013: RMB 133,256 thousands) (Note 21) and trade receivables of RMB 630,883 thousands (2013: RMB 147,807 thousands) (Note 20) that are expected to readily generate cash inflows for managing liquidity risk.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

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

	Less than 1 year RMB’000	Between 1 and 2 years RMB’000	Between 2 and 5 years RMB’000	Over 5 years RMB’000	Total RMB’000

At 31 December 2013

Borrowings	7,175,621	36,339	664,746	—	7,876,706
Bills payable	8,680	—	—	—	8,680
Trade payables	2,238,409	—	—	—	2,238,409
Other payables	629,136	—	—	—	629,136
Amounts due to related parties	6,657,143	—	—	—	6,657,143

	16,708,989	36,339	664,746	—	17,410,074

	Less than 1 year RMB’000	Between 1 and 2 years RMB’000	Between 2 and 5 years RMB’000	Over 5 years RMB’000	Total RMB’000

At 31 December 2014

Borrowings	4,172,821	1,648,830	—	—	5,821,651
Bills payable	11,714	—	—	—	11,714
Trade payables	2,920,459	—	—	—	2,920,459
Other Payables	519,887	—	—	—	519,887
Amounts due to related parties	3,020,683	—	—	—	3,020,683

	10,645,564	1,648,830	—	—	12,294,394

(d)	Commodity price risk

The Group principally engages in processing crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. The selling price of petroleum products is periodically adjusted by government departments based on the market price adjustment mechanisms, and in connection with crude oil prices. The selling prices of synthetic fibres, resins and plastics and intermediate petrochemicals are at the market prices. The Group didn’t have any derivative financial instrument such as commodity futures and swaps, therefore the fluctuation of crude oil price could have significant impact on the Group.

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

3	Financial risk management (continued)

3.2	Capital management (continued)

The gearing ratios at 31 December 2014 and 31 December 2013 were as follows:

	As at 31 December
	2013 RMB’000	2014 RMB’000

Total borrowings (Note 24)	7,721,826	5,710,875
Less: cash and cash equivalents (Note 21)	(133,256)	(279,198)

Net debt	7,588,570	5,431,677
Total Equity	17,991,556	16,771,667

Total Capital	25,580,126	22,203,344

Gearing ratio	29.67%	24.46%

The decrease in the gearing ratio during 2014 resulted primarily from early repayment for some bank loans before its maturity.

3.3	Fair value estimation

The Company analyses the financial instruments carried at fair value, as at 31 December 2014 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorised into three levels have been defined based on the fair value hierarchy as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

Financial assets and financial liabilities not measured at fair value mainly represent cash and cash equivalents, bills receivable, trade receivables and other receivables (except for the prepayments), trade and other payables (except for the advance from customers, staff salaries and welfare payables and other taxes payables) and borrowings. As at 31 December 2014, the carrying amounts of these financial assets and liabilities not measured at fair value are a reasonable approximation of their fair value.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

3	Financial risk management (continued)

3.4	Offsetting financial assets and financial liabilities

(a)	Financial assets

The following financial assets are subject to offsetting arrangements:

	As at 31 December
	2013 RMB’000	2014 RMB’000

Gross amounts of recognised amounts due from related parties	2,131,133	1,082,558
Gross amounts of recognised amounts due to related parties set off in the balance sheet	—	(47,473)

Net amounts of amounts due from related parties presented in the balance sheet	2,131,133	1,035,085

(b)	Financial liabilities

The following financial liabilities are subject to offsetting arrangements:

	As at 31 December
	2013 RMB’000	2014 RMB’000

Gross amounts of recognised amounts due to related parties	6,663,559	3,089,670
Gross amounts of recognised amounts due from related parties set off in the balance sheet	—	(47,473)

Net amounts of amounts due to related parties presented in the balance sheet	6,663,559	3,042,197

According to the offsetting arrangement entered into in October 2014 between the Company and its related party, Shanghai Secco Petrochemical Company Limited, the relevant financial assets and liabilities of each operating agreement between the Group and Shanghai Secco Petrochemical Company Limited, are settled on a net basis each month.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

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

For the year ended 31 December 2014

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

In making the assessment of whether it is probable the Group will realize or utilise the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilize the deferred tax assets recognized at 31 December 2014, the Group would need to generate future taxable income of at least RMB 3,660 million, of which at least RMB 2,371 million is required to be generated by the Company by 2017, prior to the expiration of the unused tax losses generated in 2012. In addition, further taxable income of RMB 833 million is required to be generated by the Company by 2019, prior to the expiration of the unused tax losses generated in 2014. Based on estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income before the unused tax losses expire.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

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

The Group principally operates in five operating segments: synthetic fibres, resins and plastics, intermediate petrochemicals, petroleum products and trading of petrochemical products. Synthetic fibres, resins and plastics, intermediate petrochemicals, petroleum products are produced through intermediate steps from the principal raw material of crude oil. The specific products of each segment are as follows:

(i)	The synthetic fibres segment produces primarily polyester and acrylic fibres, which are mainly used in the textile and apparel industries.

(ii)	The resins and plastics segment produces primarily polyester chips, polyethylene resins and films, polypropylene resins and PVA granules. The polyester chips are used to produce polyester fibres, coating and containers. Polyethylene resins and plastics are used to produce insulated cable, mulching films and moulded products such as housewares and toys. Polypropylene resins are used for films, sheets and moulded products such as housewares, toys, consumer electronics and automobile parts.

(iii)	The intermediate petrochemicals segment primarily produces p-xylene, benzene and ethylene oxide. The intermediate petrochemicals produced by the Group are both served as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres, and sold to external customers.

(iv)	The Group’s petroleum products segment is equipped with crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstock of the Group’s downstream processing facilities. Residual oil and low octane gasoline fuels are co-products of the crude oil distillation process. Part of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of fuels for transportation, industry and household heating usage, such as diesel oil, jet fuel, heavy oil and liquefied petroleum gas.

(v)	The Group’s trading of petrochemical products segment is primarily engaged in importing and exporting of petrochemical products. The products are sourced from international and domestic suppliers.

(vi)	Other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include rentals, providing services and a variety of other commercial activities, which are not allocated to the above five operating segments.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

5	Segment information (continued)

	2012			2013			2014
	Total segment revenue	Inter- segment revenue	Revenue from external customers Note(a)	Total segment revenue	Inter- segment revenue	Revenue from external customers Note(a)	Total segment revenue	Inter- segment revenue	Revenue from external customers Note(a)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Synthetic fibers	3,344,283	93	3,344,190	3,264,518	—	3,264,518	2,935,540	—	2,935,540
Resins and plastics	14,936,916	108,618	14,828,298	14,685,256	244,977	14,440,279	12,895,531	241,131	12,654,400
Intermediate petrochemicals (Note (b))	37,247,332	19,085,952	18,161,380	38,120,472	19,437,514	18,682,958	27,988,970	15,408,977	12,579,993
Petroleum products	49,373,252	5,618,459	43,754,793	73,054,807	6,133,970	66,920,837	63,510,346	5,266,442	58,243,904
Trading of petrochemical products	15,449,179	3,423,818	12,025,361	14,504,014	3,344,902	11,159,112	17,612,914	2,820,482	14,792,432
Others	1,613,180	718,864	894,316	2,291,338	1,268,716	1,022,622	1,974,929	1,054,951	919,978

	121,964,142	28,955,804	93,008,338	145,920,405	30,430,079	115,490,326	126,918,230	24,791,983	102,126,247

	2012 RMB’000	2013 RMB’000	2014 RMB’000

(Loss)/profit from operations

Synthetic fibres	(405,349)	(602,907)	(581,923)
Resins and plastics	(1,291,393)	(766,311)	(331,540)
Intermediate petrochemicals	832,675	1,064,035	131,830
Petroleum products	(993,026)	2,177,264	(29,289)
Trading of petrochemical products	46,448	105,518	66,106
Others	38,199	214,667	156,916

(Loss)/profit from operations	(1,772,446)	2,192,266	(587,900)

Net finance (costs)/income	(283,257)	121,720	(359,698)
Investment income	6,446	—	—
Share of profit of investments accounted for using the equity method	32,784	130,667	57,654

(Loss)/profit before taxation	(2,016,473)	2,444,653	(889,944)

Note (a): Sales to Sinopec Corp., its subsidiaries and joint ventures as follows:

	2012 RMB’000	2013 RMB’000	2014 RMB’000

Intermediate petrochemicals	4,355,455	2,450,016	2,102,740
Petroleum products	37,618,198	61,901,684	54,017,562
Trading of petrochemical products	6,999,471	6,079,977	4,518,127
Others	620,145	238,332	196,581

	49,593,269	70,670,009	60,835,010

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

5	Segment information (continued)

Note (b): Intermediate petrochemicals sales to other segments are as follows:

	2012 RMB’000	2013 RMB’000	2014 RMB’000

Synthetic fibres	3,483,378	3,889,173	2,715,204
Resins and plastics	15,302,334	15,115,242	12,205,061
Petroleum products	300,240	433,099	488,712

	19,085,952	19,437,514	15,408,977

Other profit and loss disclosures

	2012		2013		2014
	Depreciation and amortisation RMB’000	Impairment loss and inventory write- down RMB’000	Depreciation and amortisation RMB’000	Impairment loss and inventory write- down RMB’000	Depreciation and amortisation RMB’000	Impairment loss and inventory write-down RMB’000

Synthetic fibres	(143,742)	(35,118)	(183,918)	(26,469)	(185,209)	(28,942)
Resins and plastics	(161,764)	(24,585)	(304,972)	(744)	(233,014)	(114)
Intermediate petrochemicals	(583,280)	(13,877)	(765,785)	(5,629)	(621,545)	(25,018)
Petroleum products	(614,812)	(129,976)	(1,068,951)	—	(1,009,980)	(138,624)
Trading of petrochemical products	(330)		(234)	—	(227)	(3,630)
Others	(184,173)	(371)	(214,832)	(6,996)	(223,500)	(27,711)

	(1,688,101)	(203,927)	(2,538,692)	(39,838)	(2,273,475)	(224,039)

	As at 31 December
	2013 Total assets RMB’000	2014 Total assets RMB’000
Allocated assets

Synthetic fibres	1,942,127	1,762,111
Resins and plastics	2,160,187	1,714,407
Intermediate petrochemicals	6,603,970	5,339,892
Petroleum products	18,333,268	13,856,761
Trading of petrochemical products	743,409	1,312,503
Others	2,315,330	2,156,341

Allocated assets	32,098,291	26,142,015

Unallocated assets

Investments accounted for using the equity method	2,993,594	2,936,262
Deferred tax assets	684,599	915,069
Investment property	429,292	415,842
Others	431,034	496,444

Unallocated assets	4,538,519	4,763,617

Total assets	36,636,810	30,905,632

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

5	Segment information (continued)

	As at 31 December
	2013 Total liabilities RMB’000	2014 Total liabilities RMB’000

Allocated liabilities

Synthetic fibres	320,028	340,837
Resins and plastics	1,390,865	947,649
Intermediate petrochemicals	1,773,356	1,028,939
Petroleum products	6,363,608	4,812,737
Trading of petrochemical products	972,403	1,172,575
Others	103,168	120,353

Allocated liabilities	10,923,428	8,423,090

Unallocated liabilities

Borrowings – current part	7,094,026	4,078,195
Borrowings – non-current part	627,800	1,632,680

Unallocated liabilities	7,721,826	5,710,875

Total liabilities	18,645,254	14,133,965

	2012 RMB’000	2013 RMB’000	2014 RMB’000

Additions to non-current assets

Synthetic fibres	101,260	120,570	39,408
Resins and plastics	46,509	60,464	58,955
Intermediate petrochemicals	918,826	570,214	668,075
Petroleum products	2,571,457	728,782	573,834
Trading of petrochemical products	650	—	—
Others	621,157	104,568	172,011

	4,259,859	1,584,598	1,512,283

6	Other operating income

	2012 RMB’000	2013 RMB’000	2014 RMB’000
Government grants	211,044	49,658	172,829
Rental income from investment property	46,413	40,241	48,555
Gain on disposal of property, plant and equipment	3,905	468,107	13,297
Gain on foreign exchange	—	67,304	—
Income from pipeline transportation services	17,502	9,262	8,059
Gain on disposal of associates	—	—	6,491
Others	54,890	38,812	12,354

	333,754	673,384	261,585

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

7	Other operating expenses

	2012 RMB’000	2013 RMB’000	2014 RMB’000
Loss on disposal of property, plant and equipment	(24,670)	(27,392)	(47,263)
Loss on foreign exchange	—	—	(22,168)
Others	(31,109)	(39,970)	(30,795)

	(55,779)	(67,362)	(100,226)

8	Finance income and costs

	2012 RMB’000	2013 RMB’000	2014 RMB’000

Interest income	86,545	90,484	64,673
Net foreign exchange gain	—	407,932	—

Finance income	86,545	498,416	64,673

Interest on bank and other borrowings	(466,409)	(376,696)	(375,808)
Less: amounts capitalized on qualifying assets	110,306	—	1,208

Net interest expense	(356,103)	(376,696)	(374,600)
Net foreign exchange loss	(13,699)	—	(49,771)

Finance expenses	(369,802)	(376,696)	(424,371)

Finance (expenses)/income-net	(283,257)	121,720	(359,698)

9	Expense by nature

	2012 RMB’000	2013 RMB’000	2014 RMB’000

Cost of raw material and trading products	82,042,690	95,718,567	86,087,588
Staff cost	2,545,356	2,652,768	2,627,357
Depreciation and amortisation (Note 13, 14)	1,859,296	2,538,692	2,273,475
Repairs and maintenance expenses	984,486	1,126,828	1,088,314
Transportation costs	383,981	451,891	354,735
Impairment loss (Note 16, 20)	371	(327)	10,439
Inventory write-down (Note 19)	203,556	40,165	213,600
Agency commission	160,903	152,331	113,162
Auditors’ remuneration - audit services	8,850	7,800	7,800
Change of goods in process and finished goods	156,365	124,799	(546,246)
Other expenses	921,841	1,103,420	1,243,999

Total cost of sales, selling and administrative expenses	89,267,695	103,916,934	93,474,223

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

10	Directors’ and supervisors’ emoluments

(i)	Directors’ and supervisors’ emoluments:

	2013
	Salaries and other benefits RMB’000	Retirement scheme contributions RMB’000	Discretionary bonus RMB’000	Total RMB’000

Executive Directors

Wang Zhiqing	193	16	464	673
Gao Jingping (Resigned as supervisor in April 2013, newly appointed as Vice President in June 2013)	187	16	415	618
Li Honggen	169	16	405	590
Zhang Jianping	169	16	397	582
Ye Guohua	169	16	399	584
Shi Wei (As director before April 2013, continue to serve as vice president)	199	16	508	723
Rong Guangdao (Resigned as Director in April 2013)	64	5	348	417

Independent non-executive directors

Jin Mingda	150	—	—	150
Cai Tingji	150	—	—	150
Wang Yongshou	75	—	—	75
Zhang Yiming (Appointed in October 2013)	38	—	—	38

Supervisors

Li Xiaoxia	114	14	257	385
Zuo Qiang	110	13	234	357
Zhang Jianbo (Appointed in November 2013)	32	2	37	71

	1,819	130	3,464	5,413

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

10	Directors’ and supervisors’ emoluments (continued)

(i)	Directors’ and supervisors’ emoluments (continued):

	2014
	Salaries and other benefits RMB’000	Retirement scheme contributions RMB’000	Discretionary bonus RMB’000	Total RMB’000

Executive Directors

Wang Zhiqing	195	17	619	831
Gao Jingping	195	17	599	811
Ye Guohua	171	17	543	731
Jin Qiang (As vice president before June 2014, newly appointed as director in June 2014)	171	16	557	744
Guo Xiaojun (As vice president before June 2014, newly appointed as director in June 2014)	171	17	427	615
Li Honggen (Resigned as director and vice president in June 2014)	85	8	470	563
Zhang Jianping (Resigned as director and vice president in June 2014)	85	8	470	563

Independent non-executive directors

Jin Mingda	150	—	—	150
Cai Tingji	150	—	—	150
Zhang Yiming	150	—	—	150

Supervisors

Zhang Jianbo	174	12	301	487
Zuo Qiang	111	13	274	398
Li Xiaoxia	115	14	244	373

	1,923	139	4,504	6,566

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

10	Directors’ and supervisors’ emoluments (continued)

(ii)	Individuals with the highest emoluments

Of the 5 individuals with the highest emoluments in 2014, 5 (2013: 4) are directors and supervisors whose emoluments are disclosed in Note 10(i). The emolument in respect of the other one individual in 2013 is as follows:

	2013 RMB’000	2014 RMB’000
Salaries and other benefits	181	—
Retirement scheme contributions	16	—
Discretionary bonus	429	—

	626	—

The emolument of the individual with the highest emoluments is within the band Nil to RMB1,000 thousands for the year ended 31 December 2013.

11	Income tax

	2012 RMB’000	2013 RMB’000	2014 RMB’000

-Current income tax	21,973	11,177	16,286
-Deferred taxation	(533,304)	367,974	(230,470)

	(511,331)	379,151	(214,184)

A reconciliation of the expected income tax calculated at the applicable tax rate and total (loss)/profit with the actual income tax is as follows:

	2012 RMB’000	2013 RMB’000	2014 RMB’000

(Loss)/profit before taxation	(2,016,473)	2,444,653	(889,944)

Expected PRC income tax at the statutory tax rate of 25%	(504,118)	611,163	(222,486)
Tax effect of share of profit of investments accounted for using the equity method	(10,800)	(30,167)	(11,913)
Tax effect of other non-taxable income	(17,921)	(23,451)	(18,106)
Tax effect of non-deductible loss, expenses and costs	2,611	5,197	5,408
Difference for final settlement of enterprise income taxes in respect of previous year	2,477	3,138	11
Profit on disposal of associates and joint ventures	—	—	3,496
Utilisation of previously unrecognized tax losses	(679)	(202,721)	(536)
Temporary difference for which no deferred income tax asset was recognized	46	59	12,261
Tax losses for which no deferred income tax asset was recognized	17,053	15,933	17,681

Actual income tax	(511,331)	379,151	(214,184)

The Group did not carry out business overseas and therefore does not incur overseas income taxes.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

11	Income tax (continued)

(i)	Deferred tax assets and deferred tax liabilities are attributable to items detailed in the tables below:

	Assets		Liabilities		Net balance
	2013 RMB’000	2014 RMB’000	2013 RMB’000	2014 RMB’000	2013 RMB’000	2014 RMB’000
To be recovered within 12 months
Impairment for bad and doubtful debts, provision for inventories and payroll payables	22,734	52,063	—	—	22,734	52,063
Deferred income	—	4,109	—	—	—	4,109
Provision for impairment losses in fixed assets, construction in progress and difference in depreciation	—	15,808	—	—	—	15,808
Tax losses carried forward	—	378,000	—	—	—	378,000
Capitalisation of borrowing costs	—	—	(2,889)	(2,889)	(2,889)	(2,889)

To be recovered over 12 months
Provision for inventories	—	7,517	—	—	—	7,517
Provision for impairment losses in fixed assets, construction in progress and difference in depreciation	74,272	37,910	—	—	74,272	37,910
Capitalisation of borrowing costs	—	—	(11,590)	(8,701)	(11,590)	(8,701)
Tax losses carried forward	595,504	425,559	—	—	595,504	425,559
Others	6,568	5,693	—	—	6,568	5,693

Deferred tax assets/(liabilities)	699,078	926,659	(14,479)	(11,590)	684,599	915,069

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

11	Income tax (continued)

(ii)	Movements in deferred tax assets and liabilities are as follows:

	Balance at 1 January 2013 RMB’000	Recognized in income statement RMB’000	Balance at 31 December 2013 RMB’000

Impairment for bad and doubtful debts, provision for inventories and payroll payables	27,407	(4,673)	22,734
Provision for impairment losses in fixed assets and difference in depreciation	95,796	(21,524)	74,272
Capitalisation of borrowing costs	(17,431)	2,952	(14,479)
Tax losses carried forward	939,359	(343,855)	595,504
Others	7,442	(874)	6,568

Deferred tax assets	1,052,573	(367,974)	684,599

	Balance at 1 January 2014 RMB’000	Recognized in income statement RMB’000	Balance at 31 December 2014 RMB’000

Impairment for bad and doubtful debts, provision for inventories and payroll payables	22,734	36,846	59,580
Deferred income	—	4,109	4,109
Provision for impairment losses in fixed assets, construction in progress and difference in depreciation	74,272	(20,554)	53,718
Capitalisation of borrowing costs	(14,479)	2,889	(11,590)
Tax losses carried forward	595,504	208,055	803,559
Others	6,568	(875)	5,693

Deferred tax assets	684,599	230,470	915,069

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

As at 31 December 2014, a subsidiary of the Company did not recognise the deferred tax assets in respect of the impairment losses on property, plant and equipment amounting to RMB 432,579 thousands and provision for inventories amounting to RMB 46,190 thousands (2013: RMB 432,579 thousands and provision for inventories amounting to RMB 46,190 thousands, respectively) while another subsidiary did not recognise the deferred tax assets in respect of provision for inventories amounted RMB 48,750 thousands (2013: Nil). The total unused tax losses carried forward for PRC income tax purpose of the Group amounted to RMB 353,952 thousands (2013: RMB 402,138 thousands) because it was not probable that the related tax benefit would be realized, of which RMB 71,759 thousands, RMB 79,526 thousands, RMB 68,211 thousands, RMB 63,733 thousands and RMB 70,723 thousands will expire in 2015, 2016, 2017, 2018 and 2019, respectively.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

12	(Loss)/earnings per share

(a)	Basic

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Company and held as treasury shares.

	2012 RMB’000 (Restated)	2013 RMB’000	2014 RMB’000

Net (loss)/profit attributable to owners of the Company	(1,528,397)	2,055,328	(692,222)
Weighted average number of ordinary shares in issue(thousands)(Note 1)	10,800,000	10,800,000	10,800,000
Basic (loss)/earnings per share(RMB per share)	RMB (0.142)	RMB 0.190	RMB (0.064)

Note 1: The resolution included a distribution of 5 shares for every 10 shares based on the 7,200,000 thousands ordinary shares as at 30 June 2013. Among the 5 shares distributed, 3.36 shares were converted from share premium of RMB 2,420,841 thousands and 1.64 shares were converted from surplus reserves of RMB 1,179,159 thousands (Note 23). As at 31 December 2014 and 31 December 2013, the Company’s total share capital was 10.8 billion shares. In determining the weighted average number of ordinary shares in issue during the year ended 31 December 2012, the 3,600,000 thousands shares issued by way of capitalisation of reserves have been regarded as if these shares were in issue since 1 January 2012. Earnings per share for 2012 were restated accordingly.

(b)	Diluted

There were no dilutive potential ordinary shares, therefore diluted earnings per share is the same as basic earnings per share.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

13	Lease prepayment and other assets

	Land use rights RMB’000	Other Intangible assets RMB’000	Long-term prepaid expense RMB’000	Total RMB’000

At 1 January 2013
Cost	744,867	81,054	633,548	1,459,469
Accumulated amortisation	(285,357)	(42,989)	—	(328,346)

Net book amount	459,510	38,065	633,548	1,131,123

Year ended 31 December 2013
Opening net book amount	459,510	38,065	633,548	1,131,123
Additions	—	31	318,671	318,702
Disposals (Note a)	(20,808)	—	—	(20,808)
Charge for the year	(15,347)	(2,919)	(423,805)	(442,071)
Reclassified to other receivables and prepayments	—	—	(69,951)	(69,951)

Closing net book amount	423,355	35,177	458,463	916,995

At 31 December 2013
Cost	708,752	81,085	458,463	1,248,300
Accumulated amortisation	(285,397)	(45,908)	—	(331,305)

Net book amount	423,355	35,177	458,463	916,995

Year ended 31 December 2014
Opening net book amount	423,355	35,177	458,463	916,995
Additions	220	—	558,978	559,198
Charge for the year	(14,690)	(2,922)	(329,532)	(347,144)
Reclassified to other receivables and prepayments	—	—	(85,458)	(85,458)

Closing net book amount	408,885	32,255	602,451	1,043,591

At 31 December 2014
Cost	708,972	81,085	602,451	1,392,508
Accumulated amortisation	(300,087)	(48,830)	—	(348,917)

Net book amount	408,885	32,255	602,451	1,043,591

Note a: Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, the Company entered into an agreement with China Petrochemical Sales Co., Ltd. (“the Sales Company”) which included a sell of part of the Company’s assets located in Chen Shan depot. The carrying value of the asset transferred was RMB 112,260 thousands, mainly including buildings, machinery and equipment with carrying value of approximately RMB 91,534 thousands (cost: RMB 407,941 thousands, accumulated depreciation: 316,407 thousands), three land use of rights with carrying value of approximately RMB 20,726 thousands (cost: RMB 35,974 thousands, accumulated amortization: RMB15,248 thousands).

According to the valuation report (31 March 2013 as the date of valuation) (Zhong Lian Ping Bao Zi [2013] No. 579) issued by China United Assets Appraisal Group Ltd., the transaction price was determined at RMB 594,147 thousands. The net income of above transaction after tax was RMB 464,941 thousands.

Long-term prepaid expenses are mainly catalyst. As at 31 December 2014, the current portion of catalyst amounted to RMB 85,458 thousands (2013: RMB 69,951 thousands, 2012: RMB 46,143 thousands) was reclassified to other receivables and prepayments, while the net book value of non-current portion was RMB 586,171 thousands (31 December 2013: RMB 440,433 thousands).

In 2014, the amortisation of RMB 347,144 thousands (2013: RMB 442,071 thousands, 2012: RMB 189,518 thousands) has been charged in cost of sales.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

14	Property, plant and equipment

	Buildings RMB’000	Plant and machinery RMB’000	Vehicles and other equipment RMB’000	Total RMB’000

At 1 January 2013
Cost	3,776,866	39,302,840	1,914,699	44,994,405
Accumulated depreciation	(2,039,675)	(23,023,446)	(1,476,680)	(26,539,801)
Impairment loss	(279,099)	(652,589)	(54,168)	(985,856)

Net book amount	1,458,092	15,626,805	383,851	17,468,748

Year ended 31 December 2013
Opening net book amount	1,458,092	15,626,805	383,851	17,468,748
Additions	—	67,223	19,502	86,725
Disposals	(31,837)	(69,083)	(19,789)	(120,709)
Reclassification	(2,919)	(16,169)	19,088	—
Transferred from construction in progress (Note 16)	98,604	1,193,177	42,955	1,334,736
Transferred to Investment properties (Note 15)	(3,400)	—	—	(3,400)
Charge for the year	(98,781)	(1,934,474)	(63,366)	(2,096,621)

Closing net book amount	1,419,759	14,867,479	382,241	16,669,479

At 31 December 2013
Cost	3,727,436	40,086,904	1,936,874	45,751,214
Accumulated depreciation	(2,028,578)	(24,571,769)	(1,500,465)	(28,100,812)
Impairment loss	(279,099)	(647,656)	(54,168)	(980,923)

Net book amount	1,419,759	14,867,479	382,241	16,669,479

Year ended 31 December 2014
Opening net book amount	1,419,759	14,867,479	382,241	16,669,479
Additions	700	103,500	16,349	120,549
Disposals	(12,300)	(44,380)	(1,748)	(58,428)
Reclassification	19,268	(28,027)	8,759	—
Transferred from construction in progress (Note 16)	36,240	668,152	31,914	736,306
Charge for the year	(94,586)	(1,764,643)	(67,102)	(1,926,331)

Closing net book amount	1,369,081	13,802,081	370,413	15,541,575

At 31 December 2014
Cost	3,757,546	40,353,304	1,931,721	46,042,571
Accumulated depreciation	(2,109,366)	(25,957,875)	(1,507,236)	(29,574,477)
Impairment loss	(279,099)	(593,348)	(54,072)	(926,519)

Net book amount	1,369,081	13,802,081	370,413	15,541,575

In 2014, the amount of depreciation expense charged to cost of sales and selling and administrative expense were RMB 1,926,256 thousands and RMB 75 thousands, respectively (2013: RMB 2,096,487 thousands and RMB 143 thousands, 2012: RMB 1,669,377 thousands and RMB 401 thousands, respectively).

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

15	Investment property

RMB’000

At 1 January 2013
Cost	546,204
Accumulated depreciation	(107,067)

Net book amount	439,137

Year ended 31 December 2013
Opening net book amount	439,137
Transfer from property, plant and equipment (Note 14)	3,400
Charge for the year	(13,245)

Closing net book amount	429,292

At 1 January 2014
Cost	552,534
Accumulated depreciation	(123,242)

Net book amount	429,292

Year ended 31 December 2014
Opening net book amount	429,292
Charge for the year	(13,450)

Closing net book amount	415,842

At 31 December 2014
Cost	552,534
Accumulated depreciation	(136,692)

Net book amount	415,842

Investment property represents certain floors of an office building leased to other entities including related parties.

The fair value of the investment property of the Group and the Company as at 31 December 2014 were estimated by the directors to be approximately RMB 1,198,556 thousands and RMB 1,150,367 thousands by reference to market values of similar properties in the relevant region (31 December 2013: the Group: RMB 1,003,105 thousands; the Company: RMB 956,919 thousands). This fair value estimation was at level 2 of fair value hierarchy by using market observable inputs. The investment property has not been valued by an external independent appraiser.

Rental income of RMB 48,555 thousands was received by the Group during the year ended 31 December 2014 (2013: RMB 40,241 thousands; 2012: RMB 46,413 thousands).

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

16	Construction in progress

	2013 RMB’000	2014 RMB’000

At 1 January	612,388	456,823
Additions	1,179,171	832,536
Transferred to property plant and Equipment (Note 14)	(1,334,736)	(736,306)
Impairment loss (Note a)	—	(10,175)

At 31 December	456,823	542,878

Note a: During the year, the Group ceased the construction of a 50,000 tons per year ethanolamine project and fully provided impairment for this project at its carrying amounts of RMB 10,175 thousands.

During the year, the Group has capitalised borrowing costs amounting to RMB 1,208 thousands on qualifying assets. Borrowing costs were capitalised at the weighted average rate of its general borrowings of 3.89%.

17	Investments in subsidiaries

The Company

	As at 31 December
	2013 RMB’000	2014 RMB’000

Unlisted shares, at cost (i)	1,537,901	1,673,120
Less: impairment loss	(227,500)	(227,500)

	1,310,401	1,445,620

These amounts represent the investments made by the Company in its consolidated subsidiaries. As at 31 December 2014, the following list contains the particulars of the subsidiaries, all of which are limited companies established and operated in the PRC, which principally affected the results and assets of the Group.

Company	Registered capital ’000	Percentage of equity directly held by the Company %	Percentage of equity held by the Group %	Percentage of equity held by non-controlling interests %	Principal activities
Shanghai Petrochemical Investment Development Company Limited (i)	RMB 1,000,000	100.00	100.00	—	Investment management
China Jinshan Associated Trading Corporation	RMB 25,000	67.33	67.33	32.67	Import and export of petrochemical products and equipment
Shanghai Jinchang Engineering Plastics Company Limited	USD 9,154	—	74.25	25.75	Production of Polypropylene compound products
Shanghai Golden Phillips Petrochemical Company Limited	USD 50,000	—	60.00	40.00	Production of polyethylene products
Zhejiang Jin Yong Acrylic Fibre Company Limited	RMB 250,000	75.00	75.00	25.00	Production of acrylic fibre products
Shanghai Golden Conti Petrochemical Company Limited	RMB 545,776	—	100.00	—	Production of petrochemical products
Shanghai Jinshan Trading Corporation	RMB 20,000	—	67.33	32.67	Import and export of petrochemical products

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

17	Investments in subsidiaries (continued)

(i)	During the year, the Company made capital contribution of RMB 135,219 thousands to Shanghai Petrochemical Investment Development Company Limited.

None of the subsidiaries have issued any debt securities.

Loans from subsidiaries

As at 31 December 2014, Shanghai Petrochemical Investment Development Company Limited, Golden Phillips Petrochemical Company Limited and Shanghai Golden Conti Petrochemical Company Limited, subsidiaries of the Company, provided entrusted loans to the Company by Shanghai Jinshan Branch of Industrial and Commercial Bank of China. The amount is RMB 300,000 thousands (31 December 2013: Nil), RMB 123,000 thousands (31 December 2013: RMB 105,000 thousands) and RMB 70,000 thousands (31 December 2013: Nil), respectively. The annual interest rate ranges from 3.00% to 4.50% (31 December 2013: 2.25% to 3.25%).

All of the Group’s non-controlling interests in subsidiaries are not significant.

18	Investments accounted for using the equity method

The amounts recognised in the balance sheet are as follows:

	2013 RMB’000	2014 RMB’000

Associates
-Unlisted shares, at cost	—	—
-Share of net assets	2,727,570	2,720,134

Joint ventures
-Unlisted shares, at cost	—	—
-Share of net assets	266,024	216,128

	2,993,594	2,936,262

The amounts recognised in the share of profit of investments accounted for using the equity method are as follows:

	2013 RMB’000	2014 RMB’000

Associates	114,122	53,429
Joint ventures	16,545	4,225

	130,667	57,654

Investment in associates

Group	2013 RMB’000	2014 RMB’000

At 1 January	2,616,474	2,727,570
Capital contribution	60,000	11,541
Share of profit	114,122	53,429
Cash dividends distribution	(63,026)	(64,075)
Disposals	—	(8,331)

At 31 December	2,727,570	2,720,134

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

18	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Set out below are the major associates of the Group as at 31 December 2014, which, in the opinion of the directors, are material to the Group. The associates as listed below have share capital consisting solely of ordinary shares, which are held directly by the Group; the country of incorporation or registration is also their principal place of business.

Nature of investment in material associates as at 31 December 2014 and 2013

Name of entity	Place of business/country of incorporation	% of ownership interest	Nature of the relationship	Measurement method

Shanghai Secco Petrochemical Company Limited 「Shanghai Secco」	PRC	20	Manufacturing and distribution of chemical products	Equity
Shanghai Chemical Industry Park Development Company Limited 「Chemical Industry」	PRC	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC	Equity
Shanghai Jinsen Hydrocarbon Resins Company Limited 「Jinsen」	PRC	40	Production of resins products	Equity
Shanghai Azbil Automation Company Limited 「Azbil」	PRC	40	Service and maintenance of building automation systems and products	Equity

Shanghai Secco, Chemical Industry, Jinsen and Azbil are private companies and there are no quoted market prices available for their shares.

There are no contingent liabilities relating to the Group’s interest in the associates.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

18	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Summarised financial information for major associates

Set out below are the summarised financial information for the above companies which are accounted for using the equity method.

Summarised balance sheet for material associates

As at 31 December 2013	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Current
-Current Assets	4,600,981	3,093,527	123,548	175,236
-Current Liabilities	(2,700,388)	(1,182,769)	(14,057)	(57,374)
Non-current
-Non-current Assets	9,295,519	2,600,953	96,344	3,793
-Non-current liabilities	(3,425,837)	(1,101,536)	—	—

Net Assets	7,770,275	3,410,175	205,835	121,655

As at 31 December 2014	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Current
-Current Assets	4,367,559	2,465,826	124,136	173,827
-Current Liabilities	(2,545,646)	(639,628)	(12,050)	(56,557)
Non-current
-Non-current Assets	9,472,760	2,818,709	94,060	4,538
-Non-current liabilities	(3,806,143)	(1,043,192)	—	—

Net Assets	7,488,530	3,601,715	206,146	121,808

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

18	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Summarised statement of comprehensive income for material associates

2012	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Revenue	27,157,954	6,057	273,874	275,879
Post-tax profit/(loss) from continuing operations	(349,032)	169,232	13,985	36,145
Other comprehensive income	—	—	—	—

Total comprehensive income/(loss)	(349,032)	169,232	13,985	36,145

Dividends declared by associate	—	39,000	13,777	30,000

2013	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Revenue	29,369,585	5,960	307,067	257,762
Post-tax profit from continuing operations	199,820	123,832	10,868	30,047
Other comprehensive income	—	—	—	—

Total comprehensive income	199,820	123,832	10,868	30,047

Dividends declared by associate	—	40,000	12,586	90,000

2014	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Revenue	26,131,711	566	266,556	276,665
Post-tax (loss)/profit from continuing operations	(339,450)	221,540	12,426	30,153
Other comprehensive income	—	—	—	—

Total comprehensive (loss)/income	(339,450)	221,540	12,426	30,153

Dividends declared by associate	—	30,000	12,115	30,000

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

18	Investments accounted for using the equity method (continued)

Investment in associates (continued)

The information above reflects the amounts presented in the financial statements of the associates (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the group and the associates.

Reconciliation of summarised financial information

Reconciliation of the summarised financial information presented to the carrying amount of its interest in material associates

Summarised financial information for material associates

2013	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Opening net assets 1 January	7,270,455	3,326,343	207,553	181,608
Profit for the year	199,820	123,832	10,868	30,047
Other comprehensive income	—	—	—	—
Capital increment	300,000	—	—	—
Declared dividends	—	(40,000)	(12,586)	(90,000)
Closing net assets	7,770,275	3,410,175	205,835	121,655

% of ownership interest	20.00%	38.26%	40.00%	40.00%
Interest in associates	1,554,055	1,304,733	82,334	48,662
Unentitled portion	—	(325,052)	—	—

Carrying value	1,554,055	979,681	82,334	48,662

2014	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Opening net assets 1 January	7,770,275	3,410,175	205,835	121,655
(Loss)/profit for the year	(339,450)	221,540	12,426	30,153
Other comprehensive income	—	—	—	—
Capital increment	57,705	—	—	—
Declared dividends	—	(30,000)	(12,115)	(30,000)
Closing net assets	7,488,530	3,601,715	206,146	121,808

% of ownership interest	20.00%	38.26%	40.00%	40.00%
Interest in associates	1,497,706	1,378,016	82,458	48,723
Unentitled portion (Note a)	—	(334,752)	—	—

Carrying value	1,497,706	1,043,264	82,458	48,723

Note a: Unentitled portion represented some piece of lands injected by Government in Chemical Industry as capital reserve and the earnings from this land cannot be shared by other shareholders.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

18	Investments accounted for using the equity method (continued)

Summarised financial information for individually immaterial associates

	2013 RMB’000	2014 RMB’000

Carrying value of investments at 31 December	62,838	47,983

Aggregate amount of its share of those individually immaterial associates:
Profit for the year	10,413	29,226
Other comprehensive income	—	—

Total comprehensive income	10,413	29,226

Investment in joint ventures

	2013 RMB’000	2014 RMB’000

At 1 January	250,679	266,024
Share of profit	16,545	4,225
Cash dividends distribution	(1,200)	(54,121)

At 31 December	266,024	216,128

The joint venture listed below has share capital consisting solely of ordinary shares, which is held directly by the Group.

Name of entity	Place of business/country of incorporation	% of ownership interest	Nature of the relationship	Measurement method

BOC-SPC Gases Company Limited 「BOC」	PRC	50	Production and sales of industrial gases	Equity
Shanghai Jinpu Plastic Packing Materials Company Limited 「Jinpu」	PRC	50	Production of polypropylene film	Equity
Shanghai Petrochemical Yangu Gas Development Company Limited 「Yangu Gas」	PRC	50	Production and sales of industrial gases	Equity

BOC, Jinpu and Yangu Gas are private companies and there are no quoted market prices available for their shares.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

18	Investments accounted for using the equity method (continued)

Investment in joint venture (continued)

Summarised financial information for joint ventures

Set out below are the summarised financial information for joint ventures which are accounted for using the equity method.

Summarised balance sheet

As at 31 December 2013	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000	Total RMB’000

Current
Cash and cash equivalents	16,832	11,845	9,027	37,704
Other current assets (excluding cash)	54,834	69,088	21,015	144,937

Total current assets	71,666	80,933	30,042	182,641

Financial liabilities	(113,803)	(49,514)	(16,769)	(180,086)
Other current liabilities	(12,674)	(2,025)	(2,687)	(17,386)

Total current liabilities	(126,477)	(51,539)	(19,456)	(197,472)

Non-current
Total non-current assets	403,439	101,535	103,451	608,425
Total non-current liabilities	—	—	(9,000)	(9,000)

Net assets	348,628	130,929	105,037	584,594

As at 31 December 2014	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000	Total RMB’000

Current
Cash and cash equivalents	12,636	2,976	11,540	27,152
Other current assets (excluding cash)	54,920	41,542	16,287	112,749

Total current assets	67,556	44,518	27,827	139,901

Financial liabilities	(102,993)	(24,770)	(5,575)	(133,338)
Other current liabilities	(52,902)	(7,536)	(2,799)	(63,237)

Total current liabilities	(155,895)	(32,306)	(8,374)	(196,575)

Non-current
Total non-current Assets	357,525	91,964	90,381	539,870
Total non-current liabilities	—	—	(5,400)	(5,400)

Net assets	269,186	104,176	104,434	477,796

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

18	Investments accounted for using the equity method (continued)

Investment in joint venture (continued)

2012	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000	Total RMB’000

Revenue	399,221	268,901	74,187	742,309
Depreciation and amortisation	45,340	9,719	6,482	61,541
Interest income	351	297	98	746
Interest expense	(11,385)	(576)	(1,510)	(13,471)
Profit/(loss) from continuing operations	52,555	(24,972)	5,201	32,784
Income tax expense	(11,652)	—	(505)	(12,157)
Post-tax profit/(loss) from continuing operations	40,903	(24,972)	4,696	20,627
Other comprehensive income	—	—	—	—

Total comprehensive income/(loss)	40,903	(24,972)	4,696	20,627

Dividends declared by joint venture	49,000	—	2,698	51,698

2013	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000	Total RMB’000

Revenue	388,968	253,971	72,675	715,614
Depreciation and amortisation	44,345	9,205	12,603	66,153
Interest income	247	302	99	648
Interest expense	(7,568)	(1,714)	(1,742)	(11,024)
Profit/(loss) from continuing operations	46,920	(18,147)	3,391	32,164
Income tax expense	(11,723)	—	226	(11,497)
Post-tax profit/(loss) from continuing operations	35,197	(18,147)	3,617	20,667
Other comprehensive income	—	—	—	—

Total comprehensive income/(loss)	35,197	(18,147)	3,617	20,667

Dividends declared by joint venture	—	—	2,400	2,400

2014	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000	Total RMB’000

Revenue	388,391	226,221	75,342	689,954
Depreciation and amortisation	44,870	9,783	14,193	68,846
Interest income	383	77	167	627
Interest expense	(5,533)	(2,329)	(965)	(8,827)
Profit/(loss) from continuing operations	41,345	(26,753)	1,397	15,989
Income tax expense	(14,545)	—	—	(14,545)
Post-tax profit/(loss) from continuing operations	26,800	(26,753)	1,397	1,444
Other comprehensive income	—	—	—	—

Total comprehensive income/(loss)	26,800	(26,753)	1,397	1,444

Dividends declared by joint venture	106,242	—	2,000	108,242

The information above reflects the amounts presented in the financial statements of the joint ventures (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the joint ventures.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

18	Investments accounted for using the equity method (continued)

Investment in joint venture (continued)

Reconciliation of summarised financial information

2013	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000	Total RMB’000

Opening net assets 1 January	305,346	151,728	103,820	560,894
Profit/(loss) for the year	43,282	(20,799)	3,617	26,100
Other comprehensive income	—	—	—	—
Declared dividends	—	—	(2,400)	(2,400)

Closing net assets	348,628	130,929	105,037	584,594
% of ownership interest	50.00%	50.00%	50.00%
Interest in joint ventures	174,314	65,465	52,519	292,298
Unrealized downstream transactions	(26,274)	—	—	(26,274)

Carrying value	148,040	65,465	52,519	266,024

2014	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000	Total RMB’000

Opening net assets 1 January	348,628	130,929	105,037	584,594
Profit/(loss) for the year	26,800	(26,753)	1,397	1,444
Other comprehensive income	—	—	—	—
Declared dividends	(106,242)	—	(2,000)	(108,242)

Closing net assets	269,186	104,176	104,434	477,796
% of ownership interest	50.00%	50.00%	50.00%
Interest in joint ventures	134,593	52,088	52,217	238,898
Unrealized downstream transactions	(22,770)	—	—	(22,770)

Carrying value	111,823	52,088	52,217	216,128

19	Inventories

	As at 31 December
	2013 RMB’000	2014 RMB’000

Raw materials	5,729,543	3,335,273
Work in progress	1,782,341	1,453,910
Finished goods	1,161,926	822,641
Spare parts and consumables	365,429	318,879

	9,039,239	5,930,703

The cost of inventories recognized in Cost of Sales amounted to RMB 71,425,192 thousands for the year ended 31 December 2014 (2013: RMB 84,148,090 thousands; 2012: RMB 72,057,443 thousands) which included an inventory provision of RMB 213,600 thousands (2013: RMB 40,165 thousands; 2012: RMB 203,556 thousands).

As at 31 December 2014, provision for impairment of inventories was RMB 294,771 thousands (31 December 2013: RMB 101,101 thousands).

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

20	Trade and other receivables

	As at 31 December
	2013 RMB’000	2014 RMB’000

Trade receivables	147,855	630,931

Less: allowance for doubtful debts	(48)	(48)

	147,807	630,883

Bills receivable	2,688,897	1,365,677
Amounts due from related parties	2,131,133	1,035,085

	4,967,837	3,031,645

Other receivables and prepayments	345,696	268,869

	5,313,533	3,300,514

In 2014, the associates and joint ventures of the Group declared dividends with a total amount of RMB 97,597 thousands (2013: RMB 64,618 thousands; 2012: 65,651 thousands) to the Group. As at 31 December 2014, RMB 19,372 thousands among the aforementioned dividends were not yet received and therefore were recorded in other receivables and prepayments (31 December 2013: Nil).

As at 31 December 2014, entrusted lendings of RMB 82,000 thousands included in other receivables and prepayments was made by the Group at interest rates ranged from 3.00% to 3.25% per annum, which will be due in 2015 (31 December 2013: RMB 70,000 thousands at an interest rate of 3.25% per annum).

As of 31 December 2014, the Group didn’t have any trade receivable which was past due but not impaired (31 December 2013: Nil).

Amounts due from related parties mainly represent trade-related balances.

The aging analysis of trade receivables, bills receivable and amounts due from related parties (net of allowance for doubtful debts) is as follows:

	As at 31 December
	2013 RMB’000	2014 RMB’000

Within one year	4,967,817	3,031,617
Above one year	20	28

	4,967,837	3,031,645

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

20	Trade and other receivables (continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies:

	As at 31 December
	2013 RMB’000	2014 RMB’000

RMB	5,263,885	2,773,508
USD	49,648	527,006

	5,313,533	3,300,514

Movements on the group’s allowance for impairment of trade and other receivables are as follows:

	2012 RMB’000	2013 RMB’000	2014 RMB’000

At 1 January	7,441	3,667	992
Provision for receivables impairment	869	383	305
Receivables written off during the year as uncollectible	(4,145)	(2,348)	—
Unused amounts reversed	(498)	(710)	(41)

At 31 December	3,667	992	1,256

Bills receivable represent short-term bank acceptance receivables that entitle the Group to receive the full face amount of the receivables from the banks at maturity, which generally range from one to six months from the date of issuance. Historically, the Group had experienced no credit losses on bills receivable.

As at 31 December 2014, the Group has pledged account receivables of RMB 76,111 thousands (31 December 2013: Nil) and bills receivable of RMB 80,669 thousands (31 December 2013: Nil) for issuing letters of credit.

Accounts receivable derecognized due to the transfer of financial assets during the year amounted to RMB 352,753 thousands (2013: RMB 686,774 thousands, 2012: RMB 391,768 thousands), the relating amount recorded in finance expenses was RMB 2,372 thousands (2013: RMB 4,087 thousands, 2012: RMB 1,952 thousands).

Sales to third parties are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

21	Cash and cash equivalents

	As at 31 December
	2013 RMB’000	2014 RMB’000
Cash deposits with a related party	7,109	5,179
Cash at bank and in hand	126,147	274,019

	133,256	279,198

22	Share capital

	Non- circulating shares RMB’000	Circulating Shares with restriction RMB’000	RMB ordinary A shares listed in PRC RMB’000	Foreign investment H shared listed overseas RMB’000	Total RMB’000

As at 1 January 2013	4,150,000	—	720,000	2,330,000	7,200,000
Distribution to circulating A share shareholders (Note 1)	(360,000)	—	360,000	—	—
Conversion of share premium and surplus reserve to share capital	1,895,000	—	540,000	1,165,000	3,600,000
Other	(5,685,000)	5,685,000	—	—	—

As at 31 December 2013	—	5,685,000	1,620,000	3,495,000	10,800,000

As at 1 January 2014	—	5,685,000	1,620,000	3,495,000	10,800,000

Distribution to circulating A share shareholders (Note 1)	—	—	—	—	—
Conversion of share premium and surplus reserve to share capital	—	—	—	—	—
Transition to unrestricted shares	—	(765,000)	765,000	—	—

As at 31 December 2014	—	4,920,000	2,385,000	3,495,000	10,800,000

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

23	Reserves

	Share premium RMB’000	Legal surplus RMB’000	Capital surplus RMB’000	Surplus reserve RMB’000	Safety production fund RMB’000	Retained earnings RMB’000	Total RMB’000

Balance at 1 January 2013	2,420,841	3,871,256	4,180	1,280,514	8,179	1,252,196	8,837,166
Net profit attributable to shareholders of the Company	—	—	—	—	—	2,055,328	2,055,328
Dividends proposed and approved	—	—	—	—	—	(360,000)	(360,000)
Appropriation to statutory reserve	—	201,220	—	—	—	(201,220)	—
Conversion of share premium and surplus reserve to share capital (Note 1)	(2,420,841)	—	—	(1,179,159)	—	—	(3,600,000)
Utilisation of safety production fund	—	—	—	—	(2,347)	2,347	—

Balance at 31 December 2013	—	4,072,476	4,180	101,355	5,832	2,748,651	6,932,494
Net loss attributable to shareholders of the Company	—	—	—	—	—	(692,222)	(692,222)
Dividends proposed and approved	—	—	—	—	—	(540,000)	(540,000)
Utilisation of safety production fund	—	—	—	—	(4,567)	4,567	—

Balance at 31 December 2014	—	4,072,476	4,180	101,355	1,265	1,520,996	5,700,272

24	Borrowings

	2013 RMB’000	2014 RMB’000

Long term bank loans (Note a )
-Between two and five years	627,800	—
-Between one and two years	—	1,632,680

	627,800	1,632,680

Loans due within one year
-Current portion of long term bank loans (Note a)	609,690	—
-Short term bank loans	6,414,336	3,008,195
-Short term loans from related parties	70,000	1,070,000

	7,094,026	4,078,195

	7,721,826	5,710,875

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

24	Borrowings (continued)

Note (a): The long term borrowings of the Group are as follows:

			As at 31 December
	Interest rate at 31 December 2014	Type of interest rate	2013 RMB’000	2014 RMB’000
Repayment terms and last payment date

Arranged by the Company:

Due in 2014	1.44%	Floating	609,690	—
Due in 2016	4.20%	Fixed	—	1,000,000
Due in 2016	1.83%-5.76%	Floating	300,000	611,900
Due in 2017-2018	5.76%	Floating	300,000	—

Arranged by subsidiaries:

Due in 2016	6.40%	Floating	27,800	20,780

Total long term loans			1,237,490	1,632,680

Less: Amounts due within one year			609,690	—

Amounts due after one year			627,800	1,632,680

The weighted average interest rates for the Group and the Company’s short term borrowings were 3.98% and 3.80%, respectively at 31 December 2014 (31 December 2013: the Group and the Company 2.87% and 2.84%, respectively).

At 31 December 2014, no borrowings were secured by property, plant and equipment (31 December 2013: nil).

As at 31 December 2014, the Group had standby credit facilities with several PRC financial institutions which provided the Group to borrow up to RMB 28,696,100 thousands, within which the maturity dates of unused facility amounted to RMB 7,495,370 thousands will be after 31 December 2015.

Included in borrowings are the following amounts denominated in currencies other than the functional currency of the entity to which they relate:

	As at 31 December
	2013		2014

USD (in thousands)	USD	809,760	USD	364,353
EUR (in thousands)		—	EUR	57,001

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

25	Deferred income

RMB’000

At 1 January 2014	—
Government grants received during the year to compensate the cost caused by disposal of 1# ethylene equipment	35,000
Recognised in other operating income	(18,564)

At 31 December 2014	16,436

26	Trade and other payables

	As at 31 December
	2013 RMB’000	2014 RMB’000

Trade payables	2,238,409	2,920,459
Advance from customers	501,544	591,059
Bills payable	8,680	11,714
Amounts due to related parties	6,663,559	3,042,197

Subtotal	9,412,192	6,565,429

Staff salaries and welfares payable	41,418	44,464
Taxes payable (exclude income tax payable)	836,909	1,266,912
Interest payable	10,740	7,717
Dividends payable	20,918	19,406
Construction payable	342,754	223,061
Other liabilities	254,724	269,703

Subtotal of other payables	1,507,463	1,831,263

	10,919,655	8,396,692

As at 31 December 2014 and at 31 December 2013, all trade and other payables of the Group were non-interest bearing, and their fair value, except for the advance from customers which are not financial liabilities approximated their carrying amounts due to their short maturities.

The ageing analysis of the trade payables (including amounts due to related parties of trading in nature) was as follows:

	As at 31 December
	2013 RMB’000	2014 RMB’000

Within one year	9,357,833	6,514,151
Between one and two years	19,869	10,978
Over two years	34,490	40,300

	9,412,192	6,565,429

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

27	Related party transactions

The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company

China Petrochemical Corporation(“Sinopec Group”)	Ultimate parent company
BOC-SPC Gases Company Limited	Joint venture of the Group
Shanghai Jinpu Plastic Packing Materials Company Limited	Joint venture of the Group
Shanghai Petrochemical Yangu Gas Development Company Limited	Joint venture of the Group
Shanghai Secco Petrochemical Company Limited	Associates of the Group
Shanghai Chemical Industry Park Development Company Limited	Associates of the Group
Shanghai Jinsen Hydrocarbon Resins Company Limited	Associates of the Group
Shanghai Azbil Automation Company Limited	Associates of the Group
Shanghai Nam Kwong Petro-Chemical Company Limited	Associates of the Group
Shanghai Jinhuan Petroleum Naphthalene Development Company Limited	Associates of the Group
Shanghai Chemical Industry Park Logistics Company Limited	Associates of the Group
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company
Sinopec Huadong Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Huanan Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Huabei Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Yizheng Chemical Fibre Company Limited	Subsidiary of the immediate parent company
China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Company Limited	Subsidiary of the immediate parent company
Sinopec Refinery Product Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Yangzi Petrochemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Beijing Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Ningbo Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Tianjin Company Limited	Subsidiary of the immediate parent company
Sinopec Huadong Supplies and Equipment Company Limited	Subsidiary of the immediate parent company
Petro-CyberWorks Information Technology Company Limited	Subsidiary of the immediate parent company
Sinopec Qingdao Refining and Chemical Company Limited	Subsidiary of the immediate parent company
Sinopec Fuel Oil Sales Corporation Limited	Subsidiary of the immediate parent company
BASF-YPC Company Limited	Joint venture of the immediate parent company
Zhejiang Baling Hengyi Caprolactam Limited Company	Joint venture of the immediate parent company
Sinopec Petroleum Storage and Reserve Limited	Subsidiary of the ultimate parent company
Sinopec Assets Management Corporation	Subsidiary of the ultimate parent company
Shanghai Petrochemical Machine Manufacturing Company Limited	Subsidiary of the ultimate parent company
Sinopec International Petroleum Exploration and Production Limited	Subsidiary of the ultimate parent company

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

27	Related party transactions (continued)

Names of related parties	Relationship with the Company

Sinopec Shanghai Engineering Company Limited	Subsidiary of the ultimate parent company
The Fourth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Fifth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Tenth Construction Company of Sinopec	Subsidiary of the ultimate parent company
Sinopec Engineering Incorporation	Subsidiary of the ultimate parent company
Sinopec Ningbo Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Tending Company Limited	Subsidiary of the ultimate parent company
Sinopec Finance Company Limited(“Sinopec Finance”)	Subsidiary of the ultimate parent company

The following is a summary of significant balances and transactions between the Group and its related parties except for the dividends receivable as disclosed in the forgoing Note 20 and assets sale in Chen Shan depot as disclosed in the forgoing Note 13.

(a)	Most of the transactions undertaken by the Group during the year ended 31 December 2014 have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

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

Transactions between the Group and Sinopec Corp., its subsidiaries and joint ventures were as follows:

	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Sales of petroleum products	37,618,198	61,901,684	54,017,562
Sales other than petroleum products	11,975,071	8,768,325	6,817,448
Purchases of crude oil	41,173,864	52,898,298	30,931,551
Purchases other than crude oil	8,261,218	5,847,600	5,228,636
Sales commissions	160,903	152,331	113,162
Rental income	23,976	25,602	28,871

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

27	Related party transactions (continued)

(b)	Other transactions between the Group and Sinopec Group Company and its subsidiaries, associates and joint venture of the Group were as follows:

	2012	2013	2014
	RMB’000	RMB’000	RMB’000
Sales of goods and service fee income
- Sinopec Group and its subsidiaries	430,089	347,176	298,190
- Associates and joint ventures of the Group	2,548,068	2,711,864	2,455,829

	2,978,157	3,059,040	2,754,019

Purchase
- Sinopec Group and its subsidiaries	24,445	12,280	1,251,143
- Associates and joint ventures of the Group	3,519,612	3,923,220	3,772,603

	3,544,057	3,935,500	5,023,746

Insurance premiums expenses
- Sinopec Group and its subsidiaries	115,918	146,176	117,896

Interest income
- Sinopec Finance	555	943	1,057

Loans borrowed
- Sinopec Finance	3,361,740	3,374,845	7,070,000

Loans repayment
- Sinopec Finance	3,801,740	3,524,845	6,070,000

Interest expense
- Sinopec Finance	29,716	20,762	59,939

Construction and installation cost
- Sinopec Group and its subsidiaries	436,082	287,988	144,248

The directors of the Company are of the opinion that the transactions with Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group as disclosed in Note 27(a) and 27(b) were conducted in the ordinary course of business, on normal commercial terms and in accordance with the agreements governing such transactions.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

27	Related party transactions (continued)

(c)	The relevant amounts due from/to Sinopec Corp., its subsidiaries and joint venture, Sinopec Group and its subsidiaries, associates and joint ventures of the Group, arising from purchases, sales and other transactions as disclosed in Note 27(a) and 27(b), are summarised as follows:

	As at 31 December
	2013 RMB’000	2014 RMB’000

Amounts due from related parties
- Sinopec Corp., its subsidiaries and joint ventures	1,912,600	1,002,841
- Sinopec Group and its subsidiaries	2,074	3,617
- Associates and joint ventures of the Group	216,459	28,627

	2,131,133	1,035,085

Amounts due to related parties
- Sinopec Corp., its subsidiaries and joint ventures	6,242,839	2,859,927
- Sinopec Group and its subsidiaries	28,687	9,142
- Associates and joint ventures of the Group	392,033	173,128

	6,663,559	3,042,197

Cash deposits, maturing within 3 months
- Sinopec Finance (i)	7,109	5,179

Short-term loans
- Sinopec Finance (ii)	70,000	1,070,000

(i)	At 31 December 2014 and 31 December 2013, cash deposits at Sinopec Finance were charged at an interest rate of 0.35% per annum.

(ii)	At 31 December 2014, short-term loans from Sinopec Finance were made by the Company at a weighted average interest rate of 5.06% per annum (31 December 2013: 5.40%), which will be due in 2015.

(d)	Key management personnel compensation and post-employment benefit plans

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key personnel compensations are as follows:

	Year ended 31 December
	2012 RMB’000	2013 RMB’000	2014 RMB’000

Short-term employee benefits	7,428	6,603	7,668
Post-employment benefits	170	181	170

	7,598	6,784	7,838

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

27	Related party transactions (continued)

(e)	Contributions to defined contribution retirement plans

The Group participates in defined contribution retirement plans organized by municipal governments for its staff. The contributions to defined contribution retirement plans are as follows:

	Year ended 31 December
	2012 RMB’000	2013 RMB’000	2014 RMB’000

Municipal retirement scheme costs	264,160	277,253	277,167
Supplementary retirement scheme costs	68,763	69,735	72,998

At 31 December 2014 and 31 December 2013, there was no material outstanding contribution to the above defined contribution retirement plans.

(f)	Transactions with other state-owned entities in the PRC

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

27	Related party transactions (continued)

(f)	Transactions with other state-owned entities in the PRC (continued)

(i)	Transactions with other state-controlled energy and chemical companies

The Group’s major domestic suppliers of crude oil are China National Offshore Oil Corporation and its subsidiaries, Sinochem International Group and its subsidiaries, China Arts Huahai Import & Export Corp. Ltd., Heilongjiang United Oil & Chemicals Co., Ltd and Zhuhai Zhenrong Company which are state-controlled entities.

The aggregate amount of crude oil purchased by the Group from the above state-controlled energy and chemical companies are as follows:

	Year ended 31 December
	2012 RMB’000	2013 RMB’000	2014 RMB’000

Purchases of crude oil	13,243,442	15,134,075	22,763,687

No prepayments for purchases of crude oil made to the above state-controlled energy and chemical companies as at 31 December 2014 (31 December 2013: Nil).

(ii)	Transactions with state-controlled banks

The Group deposits its cash with several state-controlled banks in the PRC. The Group also obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the People’s Bank of China. The Group’s interest income from and interest expense to these state-controlled banks in the PRC are as follows:

	Year ended 31 December
	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Interest income	17,192	15,443	12,955
Interest expense	436,693	355,935	303,836

The amounts of cash deposited at and loans from state-controlled banks in the PRC are summarised as follows:

	As at 31 December
	2013	2014
	RMB’000	RMB’000

Cash and cash equivalents at state-controlled banks in PRC	126,147	274,011

Short-term loans	6,414,336	3,008,195
Long-term loans	627,800	1,020,780
Current portion of non-current liabilities	609,690	—

Total loans from state-controlled banks in the PRC	7,651,826	4,028,975

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

27	Related party transactions (continued)

(g)	Commitments with related parties

	As at 31 December
	2013	2014
	RMB’000	RMB’000
Construction and installation cost:
- Sinopec Group and its subsidiaries	48,661	65,319

(h)	Investment commitments with related parties

	As at 31 December
	2013	2014
	RMB’000	RMB’000

Capital contribution to Shanghai Secco	122,804	111,263

Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, it was approved to make capital contribution of USD 30,017 thousands (RMB 182,804 thousands equivalent) to Shanghai Secco, an associate of the Group. The capital to Shanghai Secco will be contributed in RMB by instalments. The capital contribution is mainly to meet the funding needs of the implementation of the “260,000 tons of AN-2 project” (“AN-2 project “), and “90,000 tons of BEU-2 project” (“BEU-2 project”).

As at 10 December 2013, the Company contributed the first instalment of RMB 60,000 thousands for AN-2 project. As at 5 March 2014, the Company contributed the first instalment of RMB 11,541 thousands for BEU-2 project.

Except for the above disclosed in Note 27(g) and 27(h), the Group and the Company had no other material commitments with related parties as at 31 December 2014, which are contracted, but not included in the financial statements.

28	Dividend

(a)	Annual Dividend

	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Annual dividend proposed after year end (2013: 0.05 per ordinary share)	—	540,000	—

The Board of Directors did not propose any dividend after 31 December 2014.

An annual dividend of RMB 0.05 per share, amounting to a total dividend of RMB 540,000 thousands, was proposed by the Board of Directors on 27 March 2014.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

28	Dividend (continued)

(b)	Dividends approved within the year

	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Dividends approved within the year: RMB 0.05 (2013: RMB 0.05; 2012: RMB 0.05) per ordinary share	360,000	360,000	540,000

In accordance with Hong Kong Companies Ordinance, dividends paid and proposed in 2012, 2013 and 2014 have been disclosed in the consolidated income statement.

29	Consolidated Cash Flow Statement

Reconciliation of (losses)/profit before taxation to cash used in operation:

	Year ended 31 December
	2012	2013	2014
	RMB’000	RMB’000	RMB’000

(Losses)/ profit	(2,016,473)	2,444,653	(889,944)

Adjustment items:
Interest income	(86,545)	(90,484)	(64,673)
Share of profit of investments accounted for using the equity method	(32,784)	(130,667)	(57,654)
Gain on disposal of investments in subsidiaries	(6,446)	—	—
Gain on disposal of associates	—	—	(6,491)
Interest expense	356,103	376,696	374,600
Foreign exchange loss/(gain)	(16,887)	(417,610)	49,771
Depreciation of property, plant and equipment	1,669,778	2,096,621	1,926,331
Depreciation of investment property	13,250	13,245	13,450
Amortisation of lease prepayments and other assets	189,518	442,071	347,144
Impairment loss on construction in progress	—	—	10,175
Loss/(gain) on disposal of property, plant and equipment-net	20,765	(440,715)	33,966

Profit on operation before change of working capital	90,279	4,293,810	1,736,675

Decrease/(increase) in inventories	(3,366,017)	(101,162)	3,108,536
Decrease/(increase) in operation receivables	821,053	(691,575)	474,898
Increase/(decrease) in operation payables	131,269	(185,636)	1,255,221
(Decrease)/increase in balances to related parties-net	754,855	2,173,989	(2,525,314)

Cash generated from operating activities	(1,568,561)	5,489,426	4,050,016

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statement (Continued)

For the year ended 31 December 2014

30	Capital commitments

	As at 31 December
	2013	2014
	RMB’000	RMB’000

Property, plant and equipment

Contracted but not provided for	182,350	126,941
Authorised but not contracted for	784,400	1,284,433

	966,750	1,411,374

31	Contingent liabilities

In June 2007, the State Administrative of Taxation issued a tax circular (Circular No.664) to the local tax authorities requesting the relevant local tax authorities to rectify the applicable enterprise income tax (“EIT”) for nine listed companies, which included the Company. After the notice was issued, the Company was required by the relevant tax authority to settle the EIT for 2007 at a rate of 33 percent. To date, the Company has not been requested by the tax authorities to pay additional EIT in respect of any years prior to 2007. There is no further development of this matter during the year ended 31 December 2014. As at 31 December 2014, no provision has been made in the financial report for this uncertainty because management believes it is not probable that the Group will be required to pay additional EIT for tax years prior to 2007 (31 December 2013: nil).

32	Subsequent event

Pursuant to the resolution of the fifth meeting of the eighth session of the Board of Directors of the Company on 6 January 2015, the proposal regarding the adjustment of the list of participants and the number of share options under the initial grant of the share option incentive scheme and the proposal regarding the initial grant under the share option incentive scheme were approved.

According to the Company’s share option incentive scheme, the grant date of share options was 6 January 2015, and there were a total of 38,760 thousand share options granted to 214 participants. Each share option has a right to purchase an ordinary A share listed in PRC on vesting date at an exercise price of RMB 4.20 under vesting conditions. The total number of underlying stock accounted for 0.359% of the Company’s total share capital when granted.

Exhibit Index

No.	Exhibit

1.1	Translation of the amended and restated Articles of Association of Sinopec Shanghai Petrochemical Company Limited as approved in the Second Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2013 on December 11, 2013 (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (File No. 001- 12158) filed with the Commission on April 30, 2014).

2.	Amended and Restated Deposit Agreement between Sinopec Shanghai Petrochemical Company Limited and The Bank of New York Mellon dated May 11, 2011 (incorporated by reference to Exhibit 2 of our annual report on Form 20-F (File No. 001-12158) filed with the Commission on April 30, 2012).

4.1	Translation of the renewed Product Supply and Sales Services Framework Agreement between Sinopec Shanghai Petrochemical Company Limited and China Petroleum & Chemical Corporation as approved in the Second Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2013 on December 11, 2013 (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F (File No. 001-12158) filed with the Commission on April 30, 2014).

4.2	Translation of the renewed Comprehensive Services Framework Agreement between Sinopec Shanghai Petrochemical Company Limited and China Petrochemical Corporation as approved in the Second Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2013 on December 11, 2013 (incorporated by reference to Exhibit 4.2 of our annual report on Form 20-F (File No. 001-12158) filed with the Commission on April 30, 2014).

4.3	Translation of the Property Right Transaction Agreement with Sinopec Sales Company Limited as approved in the eighteenth meeting of the seventh session of the board of directors of Sinopec Shanghai Petrochemical Company Limited on December 5, 2013 (incorporated by reference to Exhibit 4.3 of our annual report on Form 20-F (File No. 001-12158) filed with the Commission on April 30, 2014).

4.4	English summary of principal terms of the Share Option Scheme as adopted at the second meeting of the eighth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited on August 15, 2014 (incorporated by reference to Appendix I of our Form 6-K (File No. 1-12158) filed with the Commission on November 6, 2014).

8	A list of subsidiaries of Sinopec Shanghai Petrochemical Company Limited.

12.1	Certification of President Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of President Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Letter from KPMG regarding Item 16F of this annual report (incorporated by reference to Exhibit 15.1 of our annual report on Form 20-F (File No. 001-12158) filed with the Commission on April 30, 2013).