Form 20-F
period 2015-12-31
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
filed 2016-04-27
CIK 908732

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Mr. Zhang Jianbo

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

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

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements should be considered in light of the various important factors set forth above and elsewhere in this annual report, including the risks set forth in “Item 3. Key Information – Risk Factors.”. In addition, we cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

EXCHANGE RATES

Unless otherwise specified, references in this annual report to “U.S. Dollars” or “U.S.$” are to United States Dollars, references to “HK dollars” or “HK$” are to Hong Kong dollars and references to “Renminbi” or “RMB” are to Renminbi yuan, the legal tender currency of the PRC.

We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to U.S. Dollars have been made at a rate of RMB6.4778 to U.S.$1.00, the noon buying rate on December 31, 2015 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We do not represent that Renminbi or U.S. dollar amounts could be converted into U.S. Dollars or Renminbi, as the case may be, at any particular rate.

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

A. Selected Financial Data.

Our selected consolidated statements of operations data (except for ADS data) and cash flows data for each of the years ended December 31, 2013, 2014 and 2015 and our selected consolidated balance sheets data as of December 31, 2014 and 2015 are derived from our consolidated financial statements included in Item 18. Financial Statements. Our selected consolidated statements of operations data and cash flows data for the years ended December 31, 2011 and 2012 and our consolidated balance sheets data as of December 31, 2011, 2012 and 2013 are derived from our consolidated financial statements not included in this annual report. Our selected consolidated financial data should be read in conjunction with our consolidated financial statements, and the notes thereto, and Item 5. Operating and Financial Review and Prospects. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Selected Consolidated Financial Data

(in thousands, except per share and per ADS data)

	Years Ended December 31
	2011 (RMB)	2012 (RMB)	2013 (RMB)	2014 (RMB)	2015 (RMB)

CONSOLIDATED STATEMENTS OF OPERATIONS DATA
Net sales:
Synthetic fibers	4,150,231	3,313,318	3,220,466	2,891,460	2,328,225
Resins and plastics	16,418,559	14,706,350	14,268,401	12,489,421	9,992,167
Intermediate petrochemicals	19,023,204	17,993,493	18,430,821	12,391,065	9,332,022
Petroleum products	37,350,244	38,301,388	57,419,833	49,259,457	30,802,040
Trading of petrochemical products	11,616,999	12,020,651	11,157,633	14,790,956	13,718,180
Others	950,416	882,074	1,006,024	902,605	864,571
(Loss)/profit from operations	1,059,824	(1,772,446)	2,192,266	(587,900)	3,908,932
(Loss)/earnings before income tax	1,296,706	(2,016,473)	2,444,653	(889,944)	4,237,188
Net (loss)/income attributable to owners of the Company	956,106	(1,528,397)	2,055,328	(692,222)	3,274,308
Net income attributable to non-controlling interests	30,416	23,255	10,174	16,462	36,103
Basic (loss)/earnings per share(a)	0.09	(0.14)	0.19	(0.064)	0.303
Basic (loss)/earnings per ADS(a)	8.85	(14.15)	19.03	(6.41)	30.318

(a)	After the implementation of share capital increase from the capital reserve under the domestic share reform in December 2013, total shares increased from 7,200,000,000 shares to 10,800,000,000 shares. See Item 4. Information on the Company – A. History and Development of the Company – Domestic Share Reform. The calculation of earnings per share is retrospectively restated based on the weighted average number of shares outstanding of 10,800,000,000 in each of 2011, 2012 and 2013, respectively as if these shares were in issue since January 1, 2011. Earnings per ADS are calculated on the basis that one ADS is equivalent to 100 H Shares.

	Years Ended December 31
	2011 (RMB)	2012 (RMB)	2013 (RMB)	2014 (RMB)	2015 (RMB)
CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
Net cash (used in)/generated from operating activities	2,219,994	(2,066,385)	5,098,538	3,662,408	4,932,824
Capital expenditure	(3,481,235)	(4,259,859)	(1,323,137)	(1,089,268)	(695,277)
Net proceeds/(repayment) related to corporate bonds	(1,000,000)	—	—	—	—
Proceeds from borrowings	35,106,127	53,365,372	55,037,612	51,385,298	31,999,758
Repayments of borrowings	(32,791,261)	(46,779,614)	(59,155,947)	(53,444,473)	(35,684,713)

	As of December 31
	2011 (RMB)	2012 (RMB)	2013 (RMB)	2014 (RMB)	2015 (RMB)
CONSOLIDATED BALANCE SHEETS DATA

Current assets	9,665,814	12,891,424	14,486,028	9,510,415	8,143,980
Property, plant and equipment	12,501,980	17,468,748	16,669,479	15,541,575	14,383,319
Total assets	30,718,865	36,462,546	36,636,810	30,905,632	27,820,591
Short term borrowings (a)	5,512,074	11,023,877	7,094,026	4,078,195	2,070,000
Current liabilities	12,271,832	18,927,257	18,017,454	12,484,849	7,726,271
Long term borrowings (excluding current portion)	160,050	1,231,340	627,800	1,632,680	—
Total equity attributable to owners of the Company	17,925,563	16,037,166	17,732,494	16,500,272	19,797,282

(a)	Including corporate bonds and current portion of long term borrowings.

Dividends

The following table sets forth certain information concerning the dividends of the Company since January 1, 2011:

Dividend Period	Dividend per Share
January 1, 2011-December 31, 2011	RMB0.05 (U.S.$0.0081)
January 1, 2012-December 31, 2012	No dividend
January 1, 2013-December 31, 2013	RMB0.05 (U.S.$0.0081)
January 1, 2014-December 31, 2014	No dividend
January 1, 2015-December 31, 2015	RMB0.1 (U.S.$0.0154)

See also Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy.

Exchange Rates

The Chinese government controls its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. See Item 10. Additional Information – D. Exchange Controls.

The following table sets forth the high and low noon buying rates between Renminbi and U.S. Dollars for each month during the previous six months and the most recent practicable date:

	Noon Buying Rate (1)
	High	Low
	(RMB per U.S.$)
October 2015	6.3591	6.318
November 2015	6.3945	6.318
December 2015	6.4896	6.3883
January 2016	6.5932	6.5219
February 2016	6.5795	6.5154
March 2016	6.5500	6.4480
April 2016 (ending as of April 22)	6.5004	6.4571

(1)	The exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2011, 2012, 2013, 2014 and 2015, calculated by averaging the noon buying rates on the last day of each month during the relevant year:

Average Noon Buying Rate(1)
(RMB per U.S.$)
2011	6.4475
2012	6.2990
2013	6.1412
2014	6.1701
2015	6.2869

(1)	The exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

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

We consume large amounts of crude oil to manufacture our products of which more than 90% is typically imported. In 2015, crude oil costs accounted for RMB32.391 billion, or 51.61% of our annual cost of sales. As a result, changes in crude oil prices can affect our profitability. In recent years, due to various reasons, the price of crude oil has fluctuated significantly. We cannot rule out the possibility of the occurrence of certain global emergencies which might disrupt our crude oil supply. We expect that the volatility and uncertainty of the prices of crude oil and petrochemical products will continue, and that increasing crude oil prices and declines in prices of petrochemical products may adversely affect our business and results of operations and financial condition.

Some of our major products are subject to government price controls, and we are not able to pass on all cost increases from rising crude oil prices through higher product prices.

We consume large amounts of crude oil to manufacture our products of which more than 90% is typically imported. We attempt to mitigate the effect of increased costs due to rising crude oil prices. However, our ability to pass on these increased costs to our customers is dependent on market conditions and government regulations. Given that the increase of the sales prices of our products may lag behind the increase of crude oil costs, we may fail to completely cover the increased costs by increasing our sales prices, particularly where government regulations restrict the prices of certain of our fuel products. In particular, gasoline, diesel and jet fuel, and liquefied petroleum gas are subject to government price controls at present. In 2013, 2014 and 2015 approximately 49.11%, 48.02% and 40.81% of our net sales were from such products subject to price controls. Although the current price-setting mechanism for refined petroleum products in China allows the Chinese government to adjust price in the PRC market when the average international crude oil price fluctuates beyond certain levels within a certain time period (see Item 4. Information on the Company – B. Business Overview – Product Pricing), the Chinese government still retains discretion as to whether or when to adjust the prices of the refined oil products. The Chinese government generally exercises certain price control over refined oil products once international crude oil prices experience a sustained rise or become significantly volatile. For instance, some of our fuel products are required to be sold to designated distributors (such as the subsidiaries of Sinopec Corp.). Because we cannot freely sell our fuel products to take advantage of opportunities for higher prices, we may not be able to fully cover increases in crude oil prices by increasing the sale prices of our products, which has had and will possibly continue to have a material adverse effect on our financial condition, results of operations and cash flows.

Our development and operation plans have significant capital expenditure and financing requirements, which are subject to a number of risks and uncertainties.

The petrochemical business is a capital intensive business. Our ability to maintain and increase our revenues, net income and cash flows depends upon continued capital spending. Our current business strategy contemplates capital expenditure for 2016 of approximately RMB1,700 million (U.S.$264.43 million), which will be provided through financing activities and use of our own capital. Our actual capital expenditures may vary significantly from these planned amounts, subject to our ability to generate sufficient cash flows from operations, investments and other factors that may be beyond our control. In addition, there can be no assurance as to whether, or at what cost, our capital projects will be completed or the success of these projects if completed.

As of March 31, 2016, we had an aggregate outstanding indebtedness of approximately RMB1,213 million (U.S.$192.9 million). Most of our borrowings are with state-controlled banks in China and structured as short term debt obligations with payment due in one year or less. These banks have generally been willing to provide new short term loans while we pay off existing loans. Sinopec Corp., our controlling shareholder, did not provide any guarantee or credit support for our debt for the year ended December 31, 2015 and for the three-month period ended March 31, 2016.

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

While we anticipate that we will rely less on borrowings to finance capital expenditures and operations, our business, results of operations and financial condition could be adversely affected if we fail to obtain sufficient funding for our operations or development plans.

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

As of March 31, 2016, Sinopec Corp. owned 50.56% of our shares. Accordingly, it has voting and management control over us, and its interests may be different from the interests of our other shareholders. Subject to our Articles of Association and applicable laws and regulations, Sinopec Corp. will be in a position to cause us to declare dividends, determine the outcome of corporate actions requiring shareholder approval or effect corporate transactions without the approval of the holders of the H shares and ADSs. Any such increase in our dividend payout would reduce funds available for reinvestment in our business and any such actions or transactions could adversely affect us or our minority shareholders. Sinopec Corp. may also experience changes in its own business strategy and policies. Although we are not currently aware of any specific changes, they could, in turn, lead Sinopec Corp. to change its policies or practices toward us in ways that we cannot predict, with corresponding unpredictable consequences for our business. Additionally, Sinopec Corp. may leverage its controlling shareholder position to influence our decisions with regard to the manufacturing and operation, allocation of financial resources and appointment and removal of senior management members, which could adversely affect us or our minority shareholders.

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

We maintain a package of insurance coverage plan through Sinopec Group on our property, facilities and inventory. In addition, we maintain insurance policies for such assets as the engineering construction projects and products in transit with third-party commercial insurance companies. We carry a third party liability insurance with a coverage capped at RMB50 million to cover claims, subject to deductibles, in respect of personal injury, property or environmental damage arising from accidents on our property or relating to our operations other than on our transportation vehicles. Our insurance coverage may not be sufficient to cover all the financial losses caused by operating hazards. Resulting losses required to be compensated or otherwise paid for by us due to such operating hazards that are not fully insured against may have a material adverse effect on our financial condition and results of operations.

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

As a result of these measures, we face increasing competition from foreign companies and imports. In 2016, we expect the world economy to recover slowly and the growth in the petrochemical industry to remain sluggish. In addition, competition for our products has increased, as many overseas companies have switched their focus to sales in China. Furthermore, tariff reductions could reduce our profit margins or otherwise negatively impact our revenue from certain products, including a small number of significant products. The Chinese government may also reduce the tariffs imposed on production equipment that we may import in the future.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Substantially all of our operations are conducted in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. Our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the Chinese government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

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

The exchange rate between the Renminbi and the U.S. Dollar or other foreign currencies might fluctuate and be affected by the change in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China, or the PBOC, regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. However, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the RMB has started to slowly appreciate against the U.S. dollar, though there have been periods when the U.S. dollar has appreciated against the RMB. On August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again. There remains significant international pressure on the PRC government to adopt a flexible currency policy.

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

As most of our business is conducted in China, our operations are governed principally by the laws of China. Despite the continuing improvement of the PRC Company Law and Securities Law, Chinese legal provisions for the protection of shareholders’ rights and access to information are different from those applicable to companies formed in the United States, Hong Kong, the United Moreover, there are significant differences between our corporate governance practices and those of U.S. issuers listed on the NYSE, as further described under “Item 16 G. Corporate Governance.” Kingdom and other developed countries or regions. You may not enjoy shareholders’ protections under Chinese law that you would be entitled to in other jurisdictions.

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

The United States has adopted a number of measures since 1996 that provide for the possible imposition of sanctions against non-U.S. companies engaged in certain activities in and with Iran in the energy and other sectors, including Executive Orders 13622 (effective July 31, 2012 and revoked January 16, 2016), 13628 (effective October 9, 2012), and 13645 (effective July 1, 2013 and revoked January 16, 2016), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRSHRA”) enacted August 10, 2012 and the Iran Freedom and Counter-Proliferation Act (“IFCA”) enacted January 2, 2013. The sanctionable activities include certain investments, the provision of goods, services, technology, or support that could contribute to the development of petroleum and petrochemical resources or the production of refined petroleum products in Iran, the exportation of refined petroleum products to Iran, the transportation of crude oil from Iran, or the engagement in a significant transaction for the purchase or acquisition of petroleum or petroleum products from Iran, and the engagement in transactions with certain Iranian specially designated nationals and blocked persons (“SDNs”) as identified and published by U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, the agency primarily responsible for administering U.S. sanctions and embargoes.

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

In addition, pursuant to the IFCA, Executive Order 13645 and other U.S. laws, the U.S. government can sanction financial institutions anywhere in the world that engage in certain Iran related transactions. Such sanctions include prohibiting the financial institution from opening, or imposing strict conditions on maintaining, a correspondent or payable through account in the United States. The potential for financial institutions to be sanctioned for Iran related activities may impact our ability to engage in financial transactions related to Iran transactions. Although many of the sanctions discussed above were terminated on January 16, 2016 pursuant to the commitments of the United States under Joint Comprehensive Plan of Action, such termination would not affect sanctionable activities occurring prior to that date.

The trading prices of our ADSs and H Shares have been volatile and may continue to be volatile regardless of our operating performance.

The trading prices of our ADSs and H Shares have been and may continue to be subject to wide fluctuations. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly results of operations;

•	changes in financial estimates by securities research analysts;

•	conditions in petroleum and petrochemical markets;

•	changes in the operating performance or market valuations of other petroleum and petrochemical companies;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	fluctuations of exchange rates between RMB and the U.S. dollar; and

•	general economic or political conditions in China or elsewhere in the world.

In addition, the stock market in general, and the market prices for companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our ADSs.

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

Our H Shares commenced listing on the HKSE on July 26, 1993. Our ADSs, each representing 100 H Shares, are listed on the New York Stock Exchange (“NYSE”). Our domestic shares are listed on the Shanghai Stock Exchange. We were the first Chinese joint stock limited company to have securities concurrently traded in Hong Kong, the United States and China. On November 8, 1993, our domestic shares were included in the Shanghai Stock Exchange Stock Index.

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

B. Business Overview

We are one of the largest petrochemical companies in China based on 2015 net sales and ethylene production. Our highly integrated petrochemical complex processes crude oil into a broad range of products in four major product areas:

•	synthetic fibers,

•	resins and plastics,

•	intermediate petrochemicals, and

•	petroleum products.

Based on 2015 sales volumes, we are a leading Chinese producer of synthetic fibers and resins and plastic products. We believe that we are also a leading competitor in sales of petroleum products and intermediate petrochemicals in our regional markets.

Our net sales by business lines as a percentage of total net sales in each of 2013, 2014 and 2015 are summarized as follows:

Net Sales of RMB105,503.2 million in 2013

Synthetic fibers	3.05%
Resins and plastics	13.52%
Intermediate petrochemicals	17.47%
Petroleum products	54.42%
Trading of petrochemical products	10.58%
Others	0.96%

Total	100.00%

Net Sales of RMB92,725.0 million in 2014

Synthetic fibers	3.12%
Resins and plastics	13.47%
Intermediate petrochemicals	13.36%
Petroleum products	53.13%
Trading of petrochemical products	15.95%
Others	0.97%

Total	100.00%

Net Sales of RMB67,037.2 million in 2015

Synthetic fibers	3.47%
Resins and plastics	14.91%
Intermediate petrochemicals	13.92%
Petroleum products	45.95%
Trading of petrochemical products	20.46%
Others	1.29%

Total	100.00%

We derive a substantial portion of our revenues from customers in Eastern China (principally Shanghai and its six neighboring provinces), an area that has experienced economic growth above the national average in recent years. Shown by geographic region and exports, our net sales by business lines as a percentage of total net sales for each of 2013, 2014 and 2015 are as follows:

2013 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	86.01	13.92	0.07
Resins and plastics	86.25	13.75	0.00
Intermediate petrochemicals	95.74	2.48	1.78
Petroleum products	98.69	1.31	0.00
Trading of petrochemical products	91.65	7.61	0.74
Total net sales	94.61	4.34	1.05

2014 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	87.10	12.90	0.00
Resins and plastics	87.83	12.17	0.00
Intermediate petrochemicals	94.60	2.10	3.30
Petroleum products	99.47	0.53	0.00
Trading of petrochemical products	96.77	0.30	2.93
Total net sales	96.21	2.50	1.29

2015 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	88.42	11.58	0
Resins and plastics	88.59	11.41	0
Intermediate petrochemicals	95.60	1.52	2.89
Petroleum products	99.55	0.45	0
Trading of petrochemical products	46.33	23.94	29.73
Total net sales	88.67	6.26	5.07

Business Strategy

In 2016, we expect that our business and operating conditions will remain challenging. We will continue our efforts to ensure high quality and effectiveness in our production. We will also endeavor to maintain the safety and environmental protection standards while realizing sustained promising operating results in 2016. We will seek to further deepen system optimization, lower costs and enhance efficiency in order to maintain our sustainable growth.

To achieve our business objectives in 2016, we will strive to fulfill the following goals:

Further implement safety and environmental protection standards

We have established a Health, Safety and Environment (“HSE”) accountability system and will continue to implement various mechanisms to prevent occurrence of any accidents. On top of optimizing our local corporate co-operation mechanism, we will increase our efforts on hazards examination and on-site supervision and improving safety level of our oil and gas pipelines. We will enhance our supervision of HSE process to seek to eliminate potential safety hazards. By establishing the work mechanism and management system of hazard and operability study (“HAZOP”), we will fully commence the risk assessment on HAZOP. Meanwhile, we will formulate the environmental protection accountability system and implement such system to increase the awareness of environmental protection. We will continue the examination of environmental protection hazards as well as our leak detection and repair (“LDAR”) work. We will also strive to enhance supervision and checks of occupational hygiene and seek to optimize the on-site safety protection measures for production and operation, so as to safeguard occupational health.

Ensure stable production

By enhancing the management and production organization and co-ordination, we endeavor to improve the management of process technology, stringently monitor our operation and minimize non-scheduled shut-downs of our facilities. We will focus on modification and shut-down check and repair for our production facilities, so as to balance raw materials management and to ensure the stable operation of our overall production system. We will continue to monitor the safety and efficiency of our equipment, and enhance our management of equipment failures by strengthening examination and repair to seek to ensure safe operation of equipment.

Optimize production process to reduce operation cost and expenditure

Adhering to the practice of “daily calculation of products’ marginal effectiveness and weekly identification of the corporate potential”, we will utilize our major product optimization model and enhance our tracking of contributions from chemical devices, and then we will adjust the respective workload on a timely basis in accordance with the change of marginal effectiveness. Based on the change in price of crude oil and refined oil products, we will optimize and adjust our refined oil product structure while increasing the proportion and production volume of high-end gasoline. We aim to enhance the recovery rate of olefins and reduce the production cost of ethylene by using advanced technologies. We will adjust the raw materials for hydrogen production and fuel structure pursuant to the price of natural gas and liquefied gas, so as to reduce production costs. Apart from continuous cost control in the course of production and operation, we will place efforts on cutting costs and expenses. We strive to strengthen financial risk prevention and control, while enhancing research on fiscal tax policies and proactively taking advantage of the benefits under various tax policies.

Foster project construction, technology development and digitalization

We will organize and coordinate the upgrading and modification of our newly built projects and existing equipment. We strive to strengthen our efforts on handling hazards, energy conservation and emission reduction as well as investment in industry upgrading projects. Apart from gradually eliminating backward production capacity, progress on projects such as modification on the desulfurization of thermal boilers is expected to be accelerated, and we expect to commence construction of projects such as “ultra-low discharge & energy conservation” project in Congeneration Unit of Thermal Power Divisions and 300,000-ton per year of alkylation production. While strengthening scientific research and development, we will focus on the implementation of key scientific research projects such as carbon fiber and catalyzed conversion of diesel and hydrogen, as well as technological development for new products, industrialization development and market expansion to adjust the product structure. We will further regulate the application of Enterprise Resource Planning (“ERP”), Manufacturing Execution System (“MES”), Laboratory Information Management System (“LIMS”), and integrate information technology into every aspect of corporate production. In addition, we will further expand the application of advanced process control (APC) system and facilitate the construction of digitalization projects, including the comprehensive statistics information system.

Strive to enhance internal management

We strive to optimize our corporate appraisal system and operation flow by optimizing procedures along the supply chain from crude oil to product. We aim to maximize our effectiveness and will refine our performance appraisal mode. While strengthening our team building and employee management, we will also seek to optimize our staff structure and enhance our training system to improve the quality of our staff. We will endeavor to create a harmonious and stable environment for corporate development.

Principal Products

We produce four principal types of products with different specifications, including synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. We use many of the important petroleum products and intermediate petrochemicals we produce in producing our own downstream products.

In 2015, the volume of our production increased slightly, with a total volume of products amounting to 13,866,200 tons, representing an increase of 2.18% over the previous year. The increase was primarily because we reduced frequencies of overhaul of our production plants and our production facilities operated stably in 2015.

•	The Company processed 14,795,300 tons of crude oil (including 2,010,100 tons of crude oil processed on a sub-contract basis), representing an increase of 4.41%.

•

Total production output of refined oil, including gasoline, diesel and jet fuel was 8,975,900 tons, representing an increase of 6.55%, among which the Company produced 3,097,600 tons of gasoline, representing an increase of 7.91%; 4,265,300 tons of diesel, representing an increase of 4.92%; and 1,613,000 tons of jet fuel, representing an increase of 8.36%.

•	The Company produced 836,500 tons of ethylene, 533,000 tons of propylene and 112,300 tons of butadiene, representing an increase of 3.99%, 4.47% and 6.34% respectively.

•	The Company produced 359,500 tons of benzene and 659,700 tons of paraxylene, representing an increase of 3.45 % and a decrease of 3.07% %, respectively.

•

The Company also produced 1,042,700 tons of synthetic resins and copolymers (excluding polyesters and polyvinyl alcohol), at par with the previous year;801,600 tons of raw materials for synthetic fibers, representing an increase of 13.56%; 416,600 tons of synthetic fiber polymers, at par with the previous year; and 223,800 tons of synthetic fibers, representing a decrease of 3.70%.

The following table shows our 2015 net sales by major products as a percentage of total net sales together with the typical uses of these products.

Product	% of net sales	Typical Use
SYNTHETIC FIBERS
Polyester staple fiber	0.43%	Textiles and apparel
Acrylic staple fiber	2.89%	Woven into fabrics or blended with other material fabrics to make fabric or acrylic top
Others	0.15%
Sub-total	3.47%
RESINS AND PLASTICS
Polyester chips	2.29%	Polyester fibers, films and containers
PE pellets	4.88%	Films, ground sheeting, wire and cable compound and other injection molding products such as housewares and toys
PP pellets	5.02%	Extruded films or sheets, injection molded products such as housewares, toys and household electric appliance and automobile parts
PVA	0.27%	PVA fibers, building coating materials and textile starch
Others	2.45%
Sub-total	14.91%
INTERMEDIATE PETROCHEMICALS
Ethylene	0.32%	Feedstock for polyethylene, EG, polyvinyl chloride (“PVC”) and other intermediate petrochemicals which can be further processed into resins, plastics and synthetic fiber.
Ethylene oxide	1.65%	Intermediate products for the chemical and pharmaceutical industry, including dyes, detergents and auxiliary agents
Benzene	2.22%	Intermediate petrochemical products, styrene, plastics, explosives, dyes, detergents, epoxies and nylon
Paraxylene	3.55%	Intermediate petrochemicals and polyester
Butadiene	0.88%	Synthetic rubber and plastics
Ethylene glycol	2.34%	Fine chemicals
Others	2.96%
Sub-total	13.92%
PETROLEUM PRODUCTS
Gasoline	18.17%	Transportation fuels
Diesel	17.75%	Transportation fuels and agricultural fuels
Jet Fuel	3.08%	Transportation fuels
Others	6.95%
Sub-total	45.95%
Trading of petrochemical products	20.46%
Others	1.29%

Total	100.00%

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
PVA
VAC
Naphtha
AGO
Ethylene Units
EO/EG Unit
MEG
EO.DEG
Acrylic Processing Unit
Acrylic Top
Crude Oil
Distillation
Intermediate Step Acrylonitrile Unit
Acrylonitrile
Acrylic Fiber Unit
Acrylic Fiber
Propylene
C-4 Fraction
Polypropylene Unit Polymerization
PP
PP Fiber (Stop Production)
PP Fiber Unit
C-5 Fraction
1, 3-Piperlene
Crude Isoamylenes
C-5 Extraction
Methylbutene Plant
Methylbutene
Cracking Oil
Isopreme
Linalool Plant
Linalool
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

Raw Materials

In 2015, we continued to strengthen our advantages in refining and chemical integration and leverage the strong adaptability of our refining plants to process more high-sulfur crude oil; we used a Process Industry Modeling System (“PIMS”) to determine the cost performance of crude oil to further improve the cost control of crude oil purchases; and the total volume of the main types of oil with high cost performance purchased in the whole year of 2015 accounted for 96.6% of the total purchase of crude oil, reducing the overall cost of crude oil we purchased.

To enhance the overall profitability, we optimized our ethylene cracking stocks, adjusted and improved our natural gas and fuel gas structure, optimized our hydrogen system, reduced the emission and increased the efficiency of flare gas, increased the outputs of gasoline and aviation kerosene, and optimized naphtha, residual oil and wax oil processing lines. By reducing the output of paraxylene, we increased our supply of high-octane gasoline blending components to produce more gasoline. By substituting aviation kerosene hydrogenation for diesel hydrogenation and upgrading the quality of 3.3 million tons of diesel through hydrogenation, we further optimized the structure of our finished oil products, achieving a diesel to gasoline ratio of 1.38:1 for 2015. We strengthened our tracking of the margin contribution of our units, and continuously carried out daily profitability measurement for each product so as to promptly detect changes in profitability, quickly adjust the load and running schedule of our production units and afford priority to the production of products with high profitability and market demand.

Crude Oil

Crude oil is our primary raw material and the most significant raw material we purchase from outside sources. In 2015, crude oil accounted for approximately 51.61% of our total cost of sales. Accordingly, the supply and price of crude oil are key factors in determining our profitability.

Supply and Transportation – All crude oil required by us, whether from domestic or foreign sources, is purchased through the channels of Sinopec Corp. as an agent. During 2015, we did not experience any significant problems in obtaining sufficient crude oil to meet our production needs.

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

We have received confirmation from Sinopec Corp. that it will purchase on our behalf 14.6 million tons of imported crude oil in 2016. Sinopec Corp. has further confirmed that, subject to China’s national crude oil policy and our actual production needs, it will continue to purchase on our behalf sufficient quantities and appropriate kinds of crude oil, including domestic offshore and imported crude oil, to satisfy our anticipated annual needs. We anticipate that we will fully utilize our supply of crude oil in 2016. We believe that the mix of crude oil feedstock currently available is satisfactory for our 2016 production capacity and targets. Additionally, as part of China’s commitment at its accession into WTO, certain non-state-owned enterprises have been granted an increasing amount of quota to import crude oil. Although we do not expect to obtain crude oil through this channel in the foreseeable future due to the current crude oil supply system, this may provide us with an alternative source of crude oil supply.

Crude Oil Mix – Our refining equipment is designed to process certain grades of crude oil. Therefore, the origin and quality of the crude oil available can be important to our business. We believe that as we have been significantly increasing usage of imported crude oil, we will continue to be able to obtain from the market such imported crude oil that is compatible with our refining equipment. The overall mix of foreign versus domestic crude oil we process in 2016 will depend on a variety of factors, including the amount of future supply of domestic offshore crude oil and the availability, price, quality, processing profitability and compatibility with our refining capabilities of imported crude oil. Provided there are no significant modifications to the existing channels of crude oil supply, we believe that sufficient supplies of crude oil will be available on the domestic or international markets for our 2016 production capacity and goals.

In 2015, our crude oil was sourced as follows:

Domestic offshore crude oil	1.38%
Imported crude oil	98.62%

Total:	100.00%

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

Pricing – The price of domestic offshore crude oil is controlled by China National Offshore Oil Corporation (“CNOOC”) and Sinopec Group based on government pricing policies and by reference to the price of the crude oil of the same quality in the international market, while imported crude oil is generally sold to us at prevailing international market prices. The average cost of imported crude oil and domestic offshore crude oil in 2015 was RMB2,521 (U.S.$389.18) per ton and RMB2,590 (U.S.$399.83) per ton, respectively. In 2015, we processed 14.6million tons of imported crude oil and 0.19 million tons of domestic offshore crude oil (including 2.01 million tons of crude oil processed on a sub-contract basis).

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

On March 26, 2013, the NDRC promulgated Circular on Further Improving the Pricing Mechanism of Refined Oil (Fa Gai Jia Ge [2013] No. 624) to adjust the existing refined oil pricing mechanism, which include, among other things, (i) shortening of price reference period from 22 working days to10 working days; (ii) lifting the 4% downward and upward fluctuation cap on benchmark crude oil prices; and (iii) adjusting the composition of domestic benchmark crude oil types in response to changes of types of imported crude oil and crude oil trading in the overseas market. In the cases of changes such as significant increase in domestic prices or significant fluctuations of crude oil price, the NDRC may issue additional procedural guidelines, such as implementing ad hoc suspension or delay of price adjustment upon the approval by the State Council.

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

In 2015, as the global economic growth remained slow, the demand for petroleum decreased. The shale gas revolution in the U.S. significantly increased petroleum supply. The international crude oil price fluctuated drastically due to the U.S. dollar’s entry into a bullish period after the end of the U.S.’s quantitative easing policy in the fourth quarter of 2014, the OPEC member states’ maintenance of their crude oil outputs to retain their market shares, and geopolitical and some other factors. In 2015, the average West Texas Intermediate (“WTI”) crude oil price on the U.S. mercantile exchanges was U.S.$48.761/barrel, representing a decrease of 48% from U.S.$93.14/barrel in 2014. In 2015, the average price of Brent crude oil on the London Intercontinental Exchange was U.S.$53.598/barrel, representing a decrease of 46% from U.S.$ 99.45/barrel in 2014; and in 2015, the average price of crude oil in Dubai was U.S.$50.91/barrel, representing a decrease of 47.33% from U.S.$ 96.66/barrel in 2014.

For the year ended December 31, 2015 we processed a total of 14.795 million tons of crude oil (including 2.01 million tons of crude oil processed on a sub-contract basis), representing an increase of 0.625 million tons, or 4.41%, over the previous year. Of the crude oil we processed in 2015, domestic offshore oil accounted for 0.193 million tons and imported crude oil accounted for 14.603 million tons. After the launching of the refinery revamping and expansion project as part of Phase 6 Project in 2012, we enhanced the adaptability of the crude oil and significantly improved the ability to process the relatively low-cost high-sulfur crude oil in 2015. The average unit cost of crude oil processed (by us) in 2015 was RMB2,533.46/ton (RMB4,618.68 /ton in 2014), representing a decrease of 45.15% over the previous year. Our total cost of crude oil processed reached RMB32.39 billion in 2015, representing a decrease of 45.62% compared to RMB59.56 billion for the previous year, which represented 51.61% of the total cost of sales.

Coal

Most of the coal used for electricity generation is purchased through a unified system of procurement by Sinopec Corp., and the rest is purchased directly by us from mines. Coal is transported by rail from the mines to Qinhuangdao port and shipped by barge to Jinshanwei where it is delivered to the plant via a wharf and conveyer system. Our cost is primarily dependent on coal price and transportation charges. Although coal may be purchased from alternative sources, railroad transportation must be obtained by allocation from the Chinese government on a monthly basis.

We expect that our total requirement for coal to generate electricity in 2016 will be approximately 2.1 million tons. In 2015, we consumed approximately 2.04 million tons of coal, an increase from 2014 of 0.06 million tons.

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

We purchase some ancillary raw materials from outside sources. These raw materials include natural gas, MX, methanol, ammonia, sodium hydroxide, sulfur, acetone, acrylonitrile, PTA, propylene and a variety of catalytic agents. In 2015, the total cost of these materials accounted for approximately 15.13% of our total cost of sales. We do not expect any difficulties in obtaining a supply of any of these ancillary raw materials in amounts sufficient to meet our needs in the foreseeable future.

Sales and Marketing

Distribution

The distribution of our fuel products is subject to government regulations. We are required to sell certain refined products to the subsidiaries of Sinopec Group or customers designated by Sinopec Group. Since the second half of 2005, Sinopec Group has executed reforms to its system of selling petrochemical products and implemented what it refers to as a “Five Consolidations” strategy featuring “consolidated marketing strategy, consolidated promotion, consolidated logistics optimization, consolidated sales and consolidated branding”. As a result, the sales of our major petrochemical products are now conducted in a consolidated manner by sales agents designated by Sinopec Group. However, we have the autonomy to decide on the distribution method of our other products in accordance with market conditions. The products we sold in 2015 that were subject to planned distribution by Sinopec Group, sales by agents and sales based on our own discretion accounted for 59.80%, 38.53% and 2.67%, respectively, of the total products we sold.

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

We use long term contracts to sell most of our products. We did not experience significant write-offs or defaults on our accounts receivable or other trading accounts in 2015. In general we managed to maintain a stable correlation between production and sales in 2015.

Product breakdown

Synthetic Fibers – In 2015, 4.7% of our synthetic fiber products were purchased by provincial and municipal government trading companies that act as intermediaries between us and end-users. No single customer accounted for more than 16.50% of our sales of synthetic fibers in 2015.

Resins and Plastics – In 2015, approximately 8.33% of our resins and plastics sales were to provincial and municipal government trading companies and approximately 58.46% were sold to industrial users. No single customer accounted for more than 2.78% of our sales of resins and plastics in 2015.

Intermediate Petrochemicals – We sell a variety of intermediate petrochemical products, among which the sale volume of petroleum benzene and paraxylene was relatively high in 2015. Secco is the principal outside consumer of our petroleum benzene. In 2015, we sold 145,500 tons of petroleum benzene to Secco, representing 40.46% of our total 2015 production of such product.

Jiaxing Petrochemical Company Limited and Oriental Petrochemical (Shanghai) Corporation (“Oriental”) are the principal outside consumers of our paraxylene. In 2015, we sold 334,300 tons and 130,800 tons of paraxylene, representing 50.67% and 19.83% of our total 2015 production of such product, to Jiaxing Petrochemical Company Limited and Oriental respectively, at prices mutually agreed upon by the relevant parties.

Petroleum Products – In 2015, our primary gasoline and diesel customer was Sinopec Huadong Sales Company Limited.

Trading of Petrochemical Products – In 2015, our largest trading customer for petrochemical products was Sinopec Chemical Commercial Holding Company Limited.

Product Pricing

Most of our products are permitted to be sold at market prices. However, four types of petroleum products (gasoline, diesel and jet fuel, and liquefied petroleum gas) that we sell are subject to varying degrees of government pricing control and are, accordingly, sold at prices set by the Chinese government, which may sometimes be below our costs. In 2013, 2014 and 2015, approximately 49.11%, 48.02% and 40.81% of our net sales, respectively, were from products subject to price controls. Price controls may apply to these products in various ways. Such price controls are sometimes applied exclusively to our products, exclusively to our competitors’ products or sometimes applied to neither our products nor our competitors’ products. The Chinese government has adopted changes to the pricing mechanism for domestic refined oil to be indirectly aligned with international crude oil prices in a controlled manner through use of certain formula(s).

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

Competition

We compete principally in the Chinese domestic market where 99.70% of our products in volume were sold in 2015. In addition, we believe the limitation in transportation infrastructure in China and the difficulties involved in transporting petrochemical products force petrochemical companies in China, including us, to compete primarily on a regional basis. In 2015, 88.67% of our net sales were made to customers in Eastern China.

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

Synthetic Fibers

In 2015, we had an approximate 0.6% share of total domestic polyester and acrylic consumption while imports had an approximate 1.04% share.

The following table summarizes the competitive position of our principal synthetic fibers according to domestic sales in 2015.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal domestic competitor’s share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Acrylic	23.96%	2	Jilin Province	35.1%	17.93%

Sources: Statistics provided to us by Sinopec Group and the China National Council of Textiles.

Resins and Plastics

In 2015, we had an approximate 2.64% share of total domestic resins and plastics consumption while imports had an approximate 24.98% share. The following table summarizes the competitive position of our principal resins and plastics products according to domestic sales in 2015.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Polyester chips	3.86%	14	Jiangsu Province	6.4%	1.62%
PE	2.28%	14	Guangdong Province	6.1%	42.08%
PP	2.43%	12	Guangdong Province	4.1%	16.91%

Intermediate Petrochemicals

In 2015, we were one of the largest sellers of intermediate petrochemicals in China, holding an approximate 3.29% share of total domestic consumption, while imports had an approximate 28.99% share of domestic consumption. Ethylene glycol, paraxylene, benzene and butadiene are our major intermediate petrochemical products. In 2015, we were a major producer of ethylene glycol, paraxylene and benzene in China. The following table summarizes the competitive position of our principal intermediate petrochemicals according to domestic sales in 2015.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Ethylene glycol	10.49%	2	Zhejiang Province	11.50%	61.20%
Paraxylene	8.14%	4	Jiangsu Province	9.10%	59.01%
Benzene	4.02%	1	Zhejiang Province	4.00%	13.49%
Butadiene	3.97%	12	Zhejiang Province	8.00%	9.33%

Petroleum Products

In 2015, we had an approximate 2.71% share of total domestic petroleum products market while imports had an approximate 4.54% share. Although we have one of the largest refining capabilities in China, we use most of our refining capacity to produce feedstock for our own downstream processing of petrochemical products.

The domestic markets for each of our major petroleum products are geographically concentrated because these markets tend to be highly localized with individual producers controlling a large share of the markets in their locality. In 2015, we sold approximately 99.55% of our petroleum products in Eastern China.

Investments

We established Secco, a Sino-foreign equity joint venture, in late 2001 with BP and Sinopec Corp., primarily to build and operate a 900,000 ton Rated Capacity ethylene petrochemical manufacturing facility. Secco completed construction and commenced its manufacturing operations in 2005. In 2009, Secco had expanded the capacity of certain facilities to 1,090,000 tons of ethylene per annum. We own 20% of the equity interest of Secco, while BP and Sinopec Corp. own 50% and 30% interests in Secco, respectively. Secco plans to invest in a new acrylonitrile plant project with a capacity of 260,000 tons/year, a new ethylene plant with a new supercharger, a new butadiene plant with a capacity of 90,000 tons/year, and a utility facilities upgrading project. To fund Secco’s new projects, in 2013, the shareholders of Secco agreed to increase the registered capital of Secco by U.S.$150,085,618 according to their respective shares in the equity interests in Secco, of which the Company was obligated to contribute an amount of U.S.$30,017,124 in installments. We have paid U.S.$9,817,718 and U.S.$1,884,050 on December 10, 2013 and March 5, 2014, respectively.

In 2015, Secco achieved a sales revenue of RMB23.682 billion (U.S.$3.656 billion), representing a decrease of 8.8% from its sales revenue of RMB26.132 billion (U.S.$4.212 billion) in 2014. The decrease of sales revenue was primarily attributable to the decline in the price of petrochemical products resulted from the decline in international crude oil price. Secco produced 1,270,000 tons of ethylene in 2015, representing an increase of 190,000 tons over the previous year, increased by 17.6%. Secco had a net profit of RMB2.195 billion (U.S.$338.85 million) in 2015, as compared to a net loss of RMB340.27 million (U.S.$54.84 million) in 2014. The net profit was primarily because the price of raw materials, naphtha, declined as a result of the decline in crude oil price, and Secco’s production facilities were operated safely and stably in 2015.

Environmental Protection

We are subject to national and local environmental protection regulations, which currently impose a graduated schedule of fees for the discharge of waste substances, require the payment of fines for pollution and provide for the forced closure of any facility that fails to comply with orders requiring it to cease or cure certain environmentally damaging practices. We have established environmental protection systems which consist of pollution control facilities to treat certain of our waste materials and to safeguard against accidents. Because of the nature of our business, however, we store a significant amount of waste substances in the plants and discharge them into the environment after making such waste substances meet the discharge standards. During 2015, we were assessed a total of RMB41.92 million (U.S.$6.47 million) in fees for discharges of waste substances.

On August 6, 2015, in the field inspection by the general inspection team of Shanghai Environmental Protection Monitoring, law enforcement found that visible smoke was emitted from our olefin boiler, which was in violation of the Shanghai Air Pollution Control Regulations. The Company was imposed a fine of RMB10,000 by Shanghai Environmental Protection Bureau on November 2, 2015.

On September 1, 2015, the average nitrogen oxides emissions were above the emission limit set forth in the Thermal Power Plant Air Pollutants Emission Standards (GB13223-2011). The Company was imposed a fine of RMB70,000 by Shanghai Environmental Protection Bureau on December 21, 2015.

We believe our environmental protection facilities and systems are adequate for the existing national and local environmental protection regulations. In 2015, we continued to carry out various energy-saving and emissions reduction measures in accordance with the relevant domestic energy conservation and emissions reduction requirements, and achieved all energy-saving and emissions reduction goals set by the Chinese government during the year.

During 2015, the Company’s overall level of energy consumption per RMB10,000 of product value was 0.807 ton of standard coal, decreased by 5.17% from the previous year. As compared with 2014, the total volume of chemical oxygen demand (“COD”) discharged was decreased 0.69%, while that of sulfur dioxide and nitrogen oxides declined by 4.08% and 9.63%, respectively. At the same time, the compliance rate of waste water and waste gas emissions reached 100%, and all hazardous waste was disposed of properly. The average heat efficiency of heaters increased 0.03% to 92.45%.

Insurance

We currently participate in a package of insurance coverage plan through Sinopec Group as its controlled subsidiary, which, as of December 31, 2015, was approximately RMB39.014 billion (U.S.$6.022 billion) on our property and facilities and approximately RMB2.36 billion (U.S.$0.36 billion) on our inventory. In addition, we maintain insurance policies for such assets as engineering construction projects and products in transit with third-party’s commercial insurance company. The Sinopec Group insurance coverage is compulsory and applies to all enterprises controlled by Sinopec Group, pursuant to guidelines of Sinopec Group which may not be legally enforceable against Sinopec Group. Thus, there are uncertainties under Chinese law as to what percentage insurance claims we may demand against Sinopec Group.

We carry a third party liability insurance with a coverage capped at RMB50 million to cover claims, subject to deductibles, in respect of personal injury, property or environmental damage arising from accidents on our property or relating to our operations other than on our transportation vehicles. We have not had a third party liability claim filed against us during the last five years. Since business interruption insurance is not customary in China, we do not carry such insurance.

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

As part of this restructuring, Sinopec was also restructured in July 1998. The succeeding entity, Sinopec Group, was authorized to conduct petrochemical business and to control the exploration of crude oil and natural gas and crude oil refining, mainly in the southern and eastern regions of China. China Petroleum and Natural Gas Corporation, another major state-owned petrochemical company, was also restructured, renamed China National Petroleum Corporation and authorized to conduct the same type of business, mainly in the northern and western regions of China. On December 31, 1999, Sinopec Group completed a reorganization pursuant to which certain of its core oil and gas and chemical operations and businesses and related assets and liabilities were transferred to its subsidiary, Sinopec Corp., currently our controlling shareholder and actual controller.

Business Operations Relating to Iran and other U.S. Sanctioned Countries

In 2015, we sourced a small amount of crude oil from Iran through a wholly-owned subsidiary of Sinopec Corp., our controlling shareholder, and such amount represented 5.04% of our total purchase volume of crude oil. Details of the purchase volume and purchase expenses are provided below:

	Volume (thousand tons)	% of total	Amount (RMB billion)	% of total
Iran	761.439	5.04	2.024	5.32
Others	14331.503	94.96	36.038	94.68

Total	15,092.942	100.00	38.062	100.00

In addition, based on feedback to our inquiries to Sinopec Group, the controlling shareholder of Sinopec Corp., Sinopec Group, directly or indirectly, engaged in a small amount of business activities in Iran such as providing engineering support and designs. Sales revenue from these business activities accounted for 0.02% of Sinopec Group’s total unaudited sales revenue in 2015. Sinopec Corp. engaged in a small amount of trading activities with an Iranian company with net profit of approximately U.S.$2.71 million in 2015.

We have no performance obligations under any contract to continue to purchase crude oil sourced from Iran in 2015.

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

Sinopec Corp. is the largest integrated petroleum and petrochemical company in China and one of the largest in Asia in terms of operating revenues. Sinopec Corp. is one of the largest refiners, distributors and marketers of gasoline, diesel, jet fuel and most other major refined products in China and Asia with principal markets in the eastern and southern regions of China. Sinopec Corp. is also a producer and distributor of petrochemicals in China and additionally explores, develops and produces crude oil and natural gas principally to supply its refining and chemical operations.

Subsidiaries

Details of Sinopec Corp.’s principal subsidiaries are given in the table below. Except for Sinopec Kantons Holdings Limited and Sinopec Overseas Investment Holding Limited, which are incorporated in Bermuda and Hong Kong respectively, all of the below principal subsidiaries are incorporated in China.

			Percentage of equity
Name of Company	Particulars of issued capital	Type of legal entity	Percentage of equity held by Sinopec Corp. and its subsidiary	Principal activities
	(millions)		(%)
China Petrochemical International Company Limited	RMB1,400	Limited company	100.00	Trading of petrochemical products

Sinopec Chemical Sales Company Limited	RMB1,000	Limited company	100.00	Marketing and distribution of petrochemical products

Sinopec Marketing Co.	RMB28,403	Limited company	70.42	Marketing and distribution of refined petroleum products

Sinopec Yangzi Petrochemical Company Limited	RMB13,203	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products

Fujian Petrochemical Company Limited	RMB5,745	Limited company	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products

Name of Company	Particulars of issued capital	Type of legal entity	Percentage of equity held by Sinopec Corp. and its subsidiary	Principal activities
	(millions)		(%)
Sinopec Shanghai Petrochemical Company Limited	RMB10,800	Limited company	50.56	Manufacturing of synthetic fibers, Resin and plastics, intermediate petrochemical products and petroleum products

Sinopec Kantons Holdings Limited	HK$248	Limited company	60.34	Trading of crude oil and petroleum products

Sinopec Yizheng Chemical Fiber Limited Liability Company	RMB4,000	Limited company	100	Production and sale of polyester chips and polyester fibers

Sinopec International Petroleum Exploration and Production Company Limited	RMB8,000	Limited company	100.00	Investment in exploration, production and sales of petroleum and natural gas

Sinopec Catalyst Company Limited	RMB1,500	Limited company	100.00	Production and sale of catalyst products

Sinopec Pipeline Storage & Transportation Company Limited	RMB12,000	Limited company	100.00	Pipeline storage and transportation of crude oil

Sinopec Qingdao Refining and Chemical Company Limited	RMB5,000	Limited company	85.00	Manufacturing of intermediate petrochemical products and petroleum products

China International United Petroleum & Chemical Company Limited	RMB3,000	Limited company	100.00	Trading of crude oil and petrochemical products

Sinopec Hainan Refining & Chemical Company Limited	RMB3,986	Limited company	75.00	Manufacturing of intermediate petrochemical products and petroleum products

Sinopec Overseas Investment Holding Limited	U.S.$300	Limited company	100.00	Investment holding

Sinopec Lubricant Company Limited	RMB3,374	Limited Company	100.00	Production and sale of refined petroleum products, lubricant base oil, and petrochemical materials

Sinopec Great Wall Energy and Chemical Company Limited	RMB20,125	Limited company	100.00	Coal chemical industry investment management, production and sale of coal chemical products

Sinopec Beihai Refining and Chemical Limited Liability Company	RMB5,294	Limited company	98.98	Import and processing of crude oil, production, storage and sales of petroleum and petrochemical products

Sinopec-SK(Wuhan) Petrochemical Company Ltd.	RMB6,270	Limited company	65	Production, sales, research and development of ethylene and downstream byproducts

Sinopec Qingdao Petrochemical Company Limited	RMB1,595	Limited company	100	Manufacturing of intermediate petrochemical products and petroleum products

Sinopec Zhanjiang Dongxing Petrochemical Company Limited	RMB4,397	Limited company	75	Manufacturing of intermediate petrochemical products and petroleum products

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

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for petroleum products and intermediate petrochemicals in 2015:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate (%)
Crude oil distillation units (2)	14,000,000	96.51
Hydrocracker (2)	3,000,000	92.06
Ethylene units	700,000	109.21
Aromatics unit (2)	835,000	97.57
PTA unit	400,000	72.77
EO/EG unit (2)	525,000	90.42
Acrylonitrile unit	130,000	98.27
Cracking and catalyzing	3,500,000	99.87
Delayed Coking (2)	2,200,000	90.77
Diesel oil hydrogenation unit (3)	5,050,000	78.69
C5 segregation unit (2)	205,000	114.08

Our two crude oil distillation units were designed and built in China. In 2015, the actual quantity of crude oil we processed was approximately 14.795 million tons. Our hydrocracker uses technology from United Oil Products Corporation of the United States. Our second ethylene unit uses technology from ABB Lummus Global Inc. of the United States. The aromatics unit uses technology from Universal Oil Products Corporation of the United States. The PTA unit uses technology from Mitsui Petrochemical Corporation of Japan. The EO/EG unit was constructed using technology from Scientific Design Corporation of the United States.

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for resins and plastics and synthetic fibers in 2015:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate (%)
*Polyester units (3)	550,000	91.26
Polyester staple units (2)	158,000	92.55
Polyester filament units	21,000	87.60
Acrylic staple fiber units (3)	141,000	118.88
PE units (3)	408,000	100.87
PP units (3)	400,000	100.84
Vinyl acetate unit	86,100	88.07

*	The No.3 polyester unit (with a Rated Capacity of 0.1 million tons) ceased operating on September 1, 2013.

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

In 2015, we continued to place emphasis on QHSE by implementing a QHSE responsibility system at each level to strengthen the safety supervision at our operations and construction sites and to improve the QHSE-related performance appraisal. We believe these efforts have resulted in continued improvement in our safety and environmental protection practices. We did not encounter serious accidents involving production safety, environmental pollution or occupational poisoning in 2015. Among the 113 major indicators that measure technical and economic capacity, 67 exceeded those of the previous year while 21 reached advanced levels in our industry.

Transportation-Related Fixtures

Crude oil, our principal raw material, is transported by pipeline and oil tanker to a crude oil terminal wharf and storage tanks. Our products leave the factory by water, rail, road and pipeline. In 2015, approximately 40.34% of our products by sales volume were collected by customers from our premises, and we delivered the balance. Our major ethylene customer is supplied via a pipeline. Some of the products collected by customers were also transported using our facilities.

Wharfs

We own one chemical wharf at Jinshan with five berths of 2,000, 5,000, 8,000, 10,000 and 25,000 tons. We also own a connecting pipeline capable of loading up to approximately 1.4 million tons of chemical products annually onto ocean-going barges and ships. In 2015, products representing 9.87% of total sales volume were shipped from the wharf. We also have a facility to load ships and barges which use the region’s inland waterways. In 2015, products representing 2.34% of total sales volume were shipped from these facilities. We believe that we have a competitive advantage because a greater proportion of our products are shipped by water as opposed to rail and truck, which is subject to capacity constraints on China’s rail and highway networks. Additionally, we own facilities for receiving crude oil and coal at docks that we own and transporting such materials by pipeline or conveyor to our production facilities.

Rail

We own a railroad loading depot with an annual capacity of 500,000 tons. The depot provides access via a spur line to the national Chinese railway system. In 2015, products representing 1.04% of total sales volume were transported from the factory by rail. Our ability to transport products by rail is limited because of China’s overburdened railway system, the allocation of use of which remains strictly controlled by the Chinese government.

Capital Expansion Program

In 2015, through upgrading of the sewage discharge standard, desulfurization reconstruction of No. 1, No.5 and No. 7 furnaces of our thermoelectricity department, and other environment protection projects, we believe we further improved our environment protection and pollution treatment, and enhanced the sustainable development of the company. In addition, we have planned or started a number of other principal capital expansion projects. Our principal capital expansion projects for the near term are summarized in the table and further described below. In aggregate, we expect that total investment in the projects described below will be approximately RMB1.7 billion in 2016. This amount will be funded by our own capital and by bank loans.

Name of Project	Rated Capacity (tons/year)	Start Date	Expected Completion Date	Status
Refining Capacity Expansion
No. 2 Diesel Hydrogenation Unit Reconstruction and Diesel Quality Upgrading Project	1,100,000	2015	2016	Under construction
Expansion of New and Existing Downstream Petrochemical Products
The Carbon Fiber Project with a Capacity of 1,500 Tons/Year	1,500	2010	Phase I completed in 2012	Phase I completed
Manufacturing Facilities of EVA with a Capacity of 100,000 Tons/Year	100,000	2016	2018	Basic Design
Upgrading Environmental Protection Facilities Projects
Desulfurization Reconstruction of No. 1, No.5 and No. 7 Furnaces of the Department of Thermoelectricity	N/A	2015	2016	Under construction
Stench Control Project in Oil tank Area of the Storage and Transportation Department	N/A	2015	2016	Under construction
Start-up Boiler Flue Gas Desulfurization and Denitrification Projects of Olefin Department	N/A	2015	2016	Under construction

N/A – not applicable.

In 2013, 2014 and 2015, we invested RMB1.317 billion, RMB1.089 billion and RMB0.8 billion, respectively, in capital expansion projects.

Refining Capacity Expansion

In 2014, we completed the No. 3 diesel Hydrogenation Unit Reconstruction and Diesel Quality Upgrading Project with a view to complying with the national requirement to improve the quality of refined oil. We plan to launch No. 2 Diesel Hydrogenation Unit Reconstruction and Diesel Quality Upgrading Project so as to further improve the quality of oil product and perfect oil product structure. Through the No. 2 Diesel Hydrogenation Unit Reconstruction and Diesel Quality Upgrading Project, we plan to transform the 1.2 million tons/year diesel hydrogenation unit to a 1.1 million tons/year upgrading unit (800,000 tons/year catalytic diesel + 300,000 tons/year RDS diesel). The project will be in two phases, the first phase is anticipated to finish and put into operation by the end of September 2016, and the second phase is anticipated to finish and put into operation by the end 2017.

Expansion of New and Existing Downstream Petrochemical Products

As a large-scale integrated petrochemical enterprise, we produce a wide range of intermediate and downstream petrochemical products. In order to adapt to the changes in the world’s energy market and the development trends in the oil and chemical products market in China, we will seek to further integrate the existing refining, olefin and aromatic processing chains, and further develop our chemical business.

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

We plan to construct a new 100,000t/a EVA production unit with imported technology. The revised feasibility study report for this project was submitted to Sinopec Corp. for approval in September 2011. The construction of this project is scheduled to be commenced in 2016 and completed in 2018.

Upgrading Environmental Protection Facilities Projects

To enhance our capacity for sustainable development and response to the government requirements of environmental protection, we intend to increase our capital expenditures on a series of environmental projects, mainly including desulfurization reconstruction of No. 1, No.5 and No. 7 furnaces of our thermoelectricity department, upgrading of the new sewage discharge for some projects, stench control project in oil tank area of the storage and transportation department, boiler flue gas desulfurization and denitrification projects of olefin department, etc. Sewage discharge upgrading finished in 2015. Other projects, including desulfurization reconstruction of No. 1, No.5 and No. 7 furnaces of our thermoelectricity department, stench control project in oil tank area of the storage and transportation department, boiler flue gas desulfurization and denitrification projects of olefin department are in construction and anticipated to finish in 2016.

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

Critical Accounting Policies

The following discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during 2015. Our financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We based our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, our management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

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

Impairments for long-lived assets

Assets that have an indefinite useful life must be tested annually for impairment. Long term assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value. We use all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs. During the years ended December 31, 2013, 2014 and 2015, we recognized impairment charges on property, plant and equipment and other long-term assets of RMB nil, RMB10.2 million and RMB50 million, respectively.

Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. We review the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets, taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. There were no significant changes in these estimates during the years ended December 31, 2013, 2014 and 2015.

Impairment for bad and doubtful debts

We estimate impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. We base the estimates on the aging of the accounts receivable balance, customer credit-worthiness and historical write-off experience. If the financial condition of the customers were to deteriorate, actual impairment losses would be higher than estimated. Impairment provisions for bad and doubtful debts were a provision of RMB0.01 million, RMB nil and RMB nil, during the years ended December 31, 2013, 2014 and 2015, respectively.

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

Management assesses the realizability of our inventories based on the estimates of the net realizable value of the inventories at the end of each reporting period. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. We base the estimates on all available information, including the current market prices of the finished goods and raw materials and historical operating costs. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. If the actual selling prices were to be lower or the costs of completion were to be higher than the estimates, the actual allowance for diminution in value of inventories could be higher than estimated. In addition, management periodically reviews inventory aging information to assess if any obsolete inventories are required to be written down at the period end. Based on our assessments, we recorded write-down of inventories of RMB40 million, RMB214 million and RMB45 million respectively for the years ended December 31, 2013, 2014 and 2015. Barring unforeseeable changes that may occur to the current economic environment in either China or worldwide, our management does not anticipate encountering major difficulties with our attempt to realize by the end of 2016 the bulk of our inventories as of December 31, 2015 after deducting for diminution in values.

Income tax

In June 2007, the State Administrative of Taxation issued a tax circular (Circular No.664) to the local tax authorities requesting the relevant local tax authorities to rectify the applicable enterprise income tax (“EIT”) for nine listed companies, which included us. After the notice was issued, we were required by the relevant tax authority to settle the EIT for 2007 at a rate of 33 percent. To date, we have not been requested by the tax authorities to pay additional EIT in respect of any years prior to 2007. There is no further development of this matter during the year ended December 31, 2015. No provision has been made in the financial statements at December 31, 2015 for this uncertainty because we believe it is not probable that the Company will be required to pay additional EIT for tax years prior to 2007.

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

In making the assessment of whether it is probable the Company will realize or utilize the deferred tax assets, we primarily rely on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilize the deferred tax assets recognized at December 31, 2015, the Company would need to generate future taxable income of at least RMB284 million.

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

In particular, we consume large amounts of crude oil to manufacture our products of which more than 90% is typically imported. We attempt to mitigate the effect of increased costs due to rising crude oil prices. However, our ability to pass on these increased costs to our customers is dependent on government regulations, among other factors. Given that the increase of the sales prices of our products can lag behind the increase of crude oil costs, we sometimes fail to completely cover the increased costs by increasing our sales prices, particularly where government regulations restrict the prices of certain of our fuel products such as gasoline, diesel and jet fuel, and liquefied petroleum gas. In 2013, 2014 and 2015, approximately 49.11%, 48.02% and 43.33% of our net sales were from such products subject to price controls. Although the current price-setting mechanism for refined petroleum products in China allows the Chinese government to adjust price in the PRC market when the average international crude oil price fluctuates beyond certain levels within a certain time period (see Item 4. Information on the Company – B. Business Overview – Product Pricing), the Chinese government still retains discretion as to whether or when to adjust the prices of the refined oil products. The Chinese government generally exercises certain price control over refined oil products once international crude oil prices experience a sustained rise or become significantly volatile. Moreover, the Chinese government controls the distribution of many fuel products in China. For instance, some of our fuel products are required to be sold to designated distributors (such as the subsidiaries of Sinopec Corp.). Because we cannot freely sell our fuel products to take advantage of opportunities for higher prices, we may not be able to fully cover increases in crude oil prices by increases in the sale prices of our products, which has had and will continue to have a material adverse effect on our financial condition, results of operations and cash flows.

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

Summary

The following table sets forth our sales volumes and net sales for the years indicated:

	For the year ended December 31,
	2013			2014			2015
	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales
Synthetic fibers	250.8	3,220.5	3.1	228.7	2,891.5	3.1	222.2	2,328.2	3.5
Resins and plastics	1,506.7	14,268.4	13.5	1,321.4	12,489.4	13.5	1,316.0	9,992.2	14.9
Intermediate petrochemicals	2,545.0	18,430.8	17.5	1,968.9	12,391.0	13.4	2,162.1	9,332.0	13.9
Petroleum products	10,391.5	57,419.8	54.4	9,305.3	49,259.5	53.1	9,268.9	30,802.0	45.9
Trading of petrochemical products	—	11,157.6	10.6	—	14,791.0	15.9	—	13,718.2	20.5
Others	—	1,006.1	0.9	—	902.6	1.0	—	864.6	1.3

Total	14,694.0	105,503.2	100.0	12,824.3	92,725.0	100.0	12,969.2	67,037.2	100.0

The following table sets forth a summary statement of the Company’s consolidated statements of operations for the years indicated:

	For the year ended December 31,
	2013		2014		2015
	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales
Synthetic fibers
Net sales	3,220.5	3.1	2,891.5	3.1	2,328.2	3.5
Operating expenses	(3,823.4)	(3.6)	(3,473.4)	(3.7)	(2,684.6)	(4.0)
Segment (loss)/profit	(602.9)	(0.5)	(581.9)	(0.6)	(356.4)	(0.5)
Resins and plastics
Net sales	14,268.4	13.5	12,489.4	13.5	9,992.2	14.9
Operating expenses	(15,034.7)	(14.3)	(12,820.9)	(13.8)	(8,773.6)	(13.1)
Segment (loss)/profit	(766.3)	(0.8)	(331.5)	(0.3)	1,218.6	1.8
Intermediate petrochemicals
Net sales	18,430.8	17.5	12,391.0	13.4	9,332.0	13.9
Operating expenses	(17,366.8)	(16.5)	(12,259.2)	(13.2)	(8,375.2)	(12.5)
Segment profit	1,064.0	1.0	131.8	0.2	956.8	1.4
Petroleum products
Net sales	57,419.8	54.4	49,259.5	53.1	30,802.0	45.9
Operating expenses	(55,242.6)	(52.3)	(49,288.8)	(53.2)	(28,939.7)	(43.1)
Segment loss/(profit)	2,177.2	2.1	(29.3)	(0.1)	1,862.3	2.8
Trading of petrochemical products
Net sales	11,157.6	10.6	14,791.0	15.9	13,718.2	20.5
Operating expenses	(11,052.1)	(10.5)	(14,724.9)	(15.9)	(13,703.0)	(20.5)
Segment profit	105.5	0.1	66.1	0.0	15.2	0.0
Others
Net sales	1,006.1	0.9	902.6	1.0	864.6	1.3
Operating expenses	(791.3)	(0.7)	(745.7)	(0.8)	(652.2)	(1.0)
Segment profit	214.8	0.2	156.9	0.2	212.4	0.3
Total
Net sales	105,503.2	100	92,725.0	100.0	67,037.2	100.0
Operating expenses	(103,310.9)	(97.9)	(93,312.9)	(100.6)	(63,128.3)	(94.2)
(Loss)/profit from operations	2,192.3	2.1	(587.9)	(0.6)	3,908.9	5.8
Net financing income/(costs)	121.7	0.1	(359.7)	(0.4)	(243.8)	(0.4)
Investment income	—	—	—	—	—	—
Share of profit of associates and jointly controlled entities	130.7	0.1	57.7	0.1	572.1	0.9
(Loss)/ Earnings before income tax	2,444.7	2.3	(889.9)	(1.0)	4,237.2	6.3
Income tax	(379.2)	(0.3)	214.1	0.2	(926.8)	(1.4)
Net (loss)/income	2,065.5	2.0	(675.8)	(0.7)	3,310.4	4.9
Attributable to:
Equity shareholders of the Company	2,055.3	1.9	(692.2)	(0.7)	3,274.3	4.8
Non-controlling interests	10.2	0.1	16.4	0.0	36.1	0.1
Net (loss)/income	2,065.5	2.0	(675.8)	(0.7)	3,310.4	4.9

Net sales represent sales revenue of the respective segments after sales taxes and surcharges. Operating expenses here represent cost of sales, selling and administrative expenses and other operating expenses /income, as allocated to respective segments. This definition is only applicable for the financial review.

Results of Operations

In general, the recovery of the world economy was slower than expected in 2015. The U.S. economy delivered a strong performance in 2015, while the economies of the Euro zone and Japan recovered slowly and the growth of emerging economies, including China continued to slow down. The Chinese government adopted a series of macroeconomic control and reform measures and was able to maintain stable economic growth, with an annual GDP growth rate of 6.9%. Primarily due to the slowing growth of the Chinese economy, weak market demand, excessive production capacity and low market prices, the petroleum and petrochemical industry remained in a weak position. However, the earnings of industry players increased in 2015 because crude oil prices declined significantly, and the unit purchase price of raw materials dropped to a larger extent than the unit price of petroleum and petrochemical products.

In 2015, given the complex market conditions, with a focus on our profit and returns, we enhanced our effort to improve our environmental protection facilities and to continuously reduce our costs and increase our production efficiency.

In 2015, our net sales amounted to RMB80.748 billion, decreased by 20.93% compared with 2014. The decrease was primarily due to the decline in weighted average sales price of our petroleum and petrochemical products mainly as a result of the decrease in crude oil price and excessive production capacity of petroleum products in the industry. The total volume of our products was 13,866,200 tons in 2015, representing an increase of 2.18% over the previous year. Our production/sale ratio was 99.91%, and the trade receivables recovery rate was 100%. Our total amount of export was RMB4.099 billion, increased by 211.21% compared with 2014.

Year ended December 31, 2015 compared with year ended December 31, 2014

Net sales

Primarily due to the decrease in crude oil price, the market prices of petrochemical products dropped in 2015. The excessive production capacity of petrochemical products and the weak demand in domestic and international markets led to intensive market competition. In 2015, our net sales amounted to RMB67,037.2 million, representing a decrease of 27.70% from RMB92,725 million in 2014. The decrease in our net sales was primarily due to the decline in market prices of petrochemical products as a result of the decrease of crude oil price and weak customer demand for our products. We increased our crude oil processing volume in 2015, which led to a slight increase in the sales volume of our petroleum products. For the year ended December 31, 2015, the weighted average prices (excluding tax) of our synthetic fibers, resins and plastics, intermediate petrochemical products, and petroleum products decreased by 17.13%, 19.67%, 31.42% and 37.22% over the previous year, respectively.

(i) Synthetic fibers

In 2015, the net sales for synthetic fibers amounted to RMB2,328.2 million, representing a decrease of 19.48% as compared to RMB2,891.5 million in the previous year. The decrease was primarily due to the decline in price of synthetic fibers, driven by the decline in crude oil price, and also due to the decline in sales volume because of the continued sluggish downstream demand and under-performing initiatives in raw material procurement. The weighted average sales price of synthetic fibers decreased by 17.13%. While the weighted average sales price of acrylic fiber, the principal synthetic fiber product of our Company, decreased by 18.53%, the weighted average sales price of polyester fiber decreased by 21.53% compared to that of the previous year. The decrease in the weighted average price of acrylic fiber and polyester fiber was primarily due to the decline in cost of raw materials resulted from the decrease in crude oil price. The sales of acrylic fiber and polyester fiber accounted for 83.33% and 12.40% of the total sales of synthetic fibers, respectively. Sales volume of synthetic fibers decreased by 2.84% in 2015 compared to that of the previous year.

The net sales of synthetic fiber products accounted for 3.5% of the total net sales in 2015, representing an increase of 0.4% as compared to the previous year.

(ii) Resins and plastics

The net sales of resins and plastics amounted to RMB9,992.2 million in 2015, representing a decrease of 19.99% as compared to RMB12,489.4 million in 2014. The decrease in net sales was mainly attributable to the decrease in price of resin and plastics, driven by the decline in crude oil price. The weighted average sales price of resins and plastics fell by 19.67%. Among resins and plastics products, the weighted average sales price of polyethylene for 2015 decreased by 13.67%; the weighted average sales price of polypropylene for 2015 decreased by 24.68%; and the weighted average sales price of polyester pellet for 2015 decreased by 23.14%. The decrease in the weighted average price of polyester pellet was primarily due to the decline in cost of raw materials resulted from the decrease in crude oil price. Sales of polyethylene, polypropylene and polyester pellet accounted for 33.71%, 33.67% and 15.35% of the total sales of resins and plastics, respectively. The sales volume of resins and plastics slightly decreased by 0.41% in 2015 primarily because we reduced the production of polyester chips in 2015 mainly as a result of weak customer demand.

The net sales of resins and plastics accounted for 14.9% of total net sales in 2015, representing an increase of 1.4% as compared to the previous year.

(iii) Intermediate petrochemicals

The net sales of intermediate petrochemical products amounted to RMB9,332.0 million in 2015, representing a decrease of 24.69% as compared to RMB12,391.0 million in 2014 as a result of the decline in the price of intermediate petrochemical products resulted from the decrease of 31.42% in their weighted average sales price, as their price was driven down by the drop of crude oil price. Among the intermediate petrochemicals, the weighted average sales prices of paraxylene, butadiene, ethylene oxide, benzene and glycol decreased by 31.65%, 28.24%, 25.86%, 42.47% and 14.45%, respectively. The decreases in weighted average sales prices of paraxylene, butadiene, ethylene oxide, benzene and glycol were primarily due to the decline in cost of raw materials resulted from the decrease in crude oil price. Sales of paraxylene, butadiene, ethylene oxide, benzene and glycol accounted for 25.47%, 6.36%, 11.84%, 15.98% and 16.82% of the total sales of intermediate petrochemicals, respectively. The sales volume of intermediate petrochemical products increased by 9.81% in 2015 primarily because we increased production of intermediate petrochemical products mainly as a result of strong market demand in 2015.

The net sales of intermediate petrochemicals accounted for 13.9% of the total net sales in 2015, representing an increase of 0.5% as compared to the previous year.

(iv) Petroleum products

The net sales of petroleum products amounted to RMB30,802.0 million in 2015, representing a decrease of 37.47% as compared to RMB49,259.5 million in 2014, with the weighted average sales price decreasing by 37.22% and the sales volume of petroleum products decreasing by 0.39%. The weighted average sales price of petroleum products decreased in 2015 as compared to the previous year primarily due to the decrease in refined oil price in China as a result of the decline in crude oil price.

The net sales of petroleum products accounted for 45.9% of the total net sales in 2015, representing a decrease of 7.2% as compared to the previous year.

(v) Trading of petrochemical products

The net sales of the trading of petroleum products amounted to RMB13,718.2 million in 2015, representing a decrease of 7.25% as compared to RMB14,791.0 million in 2014. This decrease was mainly attributable to the decrease of price of major petrochemical products in the global oil price market.

The net sales of trading of petrochemical products accounted for 20.5% of the total net sales in 2015, representing an increase of 4.6% as compared to the previous year.

(vi) Others

The net sales of others amounted to RMB864.6 million in 2015, representing a decrease of 4.21% as compared to RMB902.6 million in the previous year. This decrease in net sales was mainly because the declines in income from disposal of scrap materials.

The net sales of others accounted for 1.3% of the Company’s total net sales in 2015, representing an increase of 0.3% as compared to the previous year.

Operating expenses

Our operating expenses are comprised of cost of sales, selling and administrative expenses, other gain, other operating expenses and other operating income.

Our operating expenses decreased from RMB93,312.9 million in 2014 to RMB63,128.3 million in 2015. Our operating expenses of synthetic fibers, resins and plastics, intermediate petrochemicals, petroleum products, trading of petrochemical products and others were RMB2,684.6 million, RMB8,773.6 million, RMB8,375.2 million, RMB28,939.7 million, RMB13,703.0 million and RMB652.2 million, representing decreases of 22.71%, 31.57%, 31.68%, 41.29%, 6.94% and 12.54% as compared to the previous year, respectively. Such decreases were primarily due to the decline in cost of raw materials resulted from the decrease in crude oil price.

•	Cost of sales

Our cost of sales amounted to RMB62,757.1 million in 2015, decreased by 32.45% from RMB92,910.1 million in 2014. Cost of sales accounted for 93.62% of net sales for 2015, as compared to 100.20% in the previous year. The decrease in cost of sales was primarily due to the decline in crude oil price in 2015.

•	Selling and administrative expenses

Our selling and administrative expenses amounted to RMB600.9 million in 2015, representing an increase of 6.5% as compared to RMB564.2 million in the previous year, mainly due to an increase in impairment of fixed assets.

•	Other operating income

Our other operating income amounted to RMB234.9 million in 2015, representing a decrease of 10.21% as compared to RMB261.6 million in the previous year. The decrease in other operating income was mainly because the receipt of refunds relating to local education surcharge of RMB101 million in 2015, decreased by RMB23 million from the last year.

•	Other operating expenses

Our other operating expenses were RMB33.9 million in 2015, representing a decrease of 66.17% as compared to RMB100.2 million in the previous year. This decrease was mainly due to the decrease of exchange loss of RMB22 million relating to the production and operation, and the decrease of the loss on fixed assets disposal of RMB33.8 million.

Profits/loss from operations

Our profit from operations amounted to RMB3,908.9 million in 2015, representing an increase of RMB4,496.8 million as compared to our loss from operation of RMB587.9 million in the previous year. In 2015, costs for all segments dropped drastically as a result of the decrease of crude oil price. Compared with the decline in unit price of finished products, the unit purchase price of raw materials dropped to a larger extent than the unit price of finished products, leading to a significant growth in our profit from operations as compared to last year. In addition, profit from our investment in Secco was RMB437 million in 2015, representing an increase of RMB505 million as compared to a loss of RMB68 million in 2014.

(i) Synthetic fibers

Loss from operations of synthetic fibers amounted to RMB356.4 million in 2015, representing a decrease of RMB225.5 million in loss as compared to loss of RMB581.9 million in the previous year. The decrease in loss was primarily due to a 22.7% decrease in operating expenses of synthetic fibers to RMB2,684.6 million in 2015 from RMB3,473.4 million in the previous year while the net sales of synthetic fibers decreased by 19.48% to RMB2,328.2 million in 2015 from RMB2,891.5 million in the previous year. The decreases in operating expenses and net sales were primarily attributable to the decline in the cost of raw materials of synthetic fiber products.

(ii) Resins and plastics

Profit from operations of resins and plastics amounted to RMB1,218.6 million in 2015, representing an increase of RMB1,550.1 million as compared to loss of RMB331.5 million in the previous year. The increase in profit was primarily due to a 31.57% decrease in operating expenses of resins and plastics to RMB8,773.6 million in 2015 from RMB12,820.9 million in the previous year while the net sales of resins and plastics decreased by 19.99% to RMB9,992.2 million in 2015 from RMB12,489.4 million in the previous year. The decreases in operating expenses and net sales were primarily attributable to significantly lower costs of raw materials as a result of the decrease in crude oil price.

(iii) Intermediate petrochemicals

Profit from operations of intermediate petrochemicals amounted to RMB956.8 million in 2015, representing an increase of RMB825.0 million as compared to profit of RMB131.8 million in the previous year. The increase in profit was primarily due to a 24.69% decrease in net sales of intermediate petrochemicals to RMB9,332 million in 2015 from RMB12,391.0 million in the previous year while operating expenses of intermediate petrochemicals decreased by 31.68% to RMB8,375.2 million in 2015 from RMB12,259.2 million in the previous year. The decreases in net sales and operating expenses were primarily attributable to the decrease the decline in the cost of raw materials as a result of the decrease of crude oil price.

(iv) Petroleum products

Profit from operations of petroleum products amounted to RMB1,862.3 million, representing an increase of RMB1,891.6 million as compared to loss of RMB29.3 million in the previous year. The loss was mainly attributable to the decrease of 37.4% in net sales of petroleum products to RMB30,802 million in 2015 from RMB49,259.5 million in the previous year while the operating expenses of petroleum products decreased by 41.2% to RMB28,939.7 million in 2015 from RMB49,288.8 million in the previous year. The decreases in net sales and operating expenses were attributable to the decrease in refined oil price in China as a result of the decline in crude oil price.

(v) Trading of petrochemical products

Profit from operations of trading of petrochemical products amounted to RMB15.2 million in 2015, representing a decrease of RMB50.9 million as compared to RMB66.1 million in the previous year. The decrease in profit was primarily due to a 6.9% decrease in operating expenses to RMB13,703 million in 2015 from RMB14,724.9 million in the previous year while net sales from trading of petrochemical products decreased by 7.25% to RMB13,718.2 million in 2015 from RMB14,791.0 million in 2014. The decreases in net sales and operating expenses were mainly attributable to the decrease of price of major petrochemical products in the global oil price market.

(vi) Others

Profit from operations of others amounted to RMB212.4 million in 2015, representing an increase of 35.37% as compared to RMB156.9 million in the previous year. The increase in profit was mainly attributable to a decrease of 4.21% in net sales of other products to RMB864.6 million in 2015 from RMB902.6 million in 2014 while the operating expenses of others decreased by 12.54% to RMB652.2 million in 2015 from RMB745.7 million in the previous year. The decrease in net sales was primarily due to the declines in volume from disposal of scrap materials.

Net financing income/costs

Our net financing costs were RMB243.8 million in 2015, compared with a net financing cost of RMB359.7 million in 2014. The change was mainly due to the repayment of long term borrowings and certain short term borrowings by us in 2015, which lowered the interest expense from RMB374.6 million in 2014 to RMB211.9 million in 2015.

Share of profit of associates and jointly controlled entities

In 2015, the Company’s share of profit of associates and jointly controlled entities amounted to RMB572.1 million (2014: share of profit of RMB57.7 million), representing an increase of 891.5%, which was attributable to a significant increase in our share of profit in Secco (2015: share of profit of RMB437 million; 2014: share of loss of RMB68.0 million).

Earnings/loss before income tax

Our earnings before taxation was RMB4,237.2 million in 2015, representing a significant increase of RMB5,127.1 million as compared to the loss before taxation of RMB889.9 million in 2014.

Income tax

Our income tax expenses amounted to RMB926.8 million in 2015, while the income tax benefit was RMB214.2 million in 2014. The change was primarily attributable to the payment of current income tax as the Company recorded profits in 2015.

In accordance with the PRC Enterprise Income Tax Law (amended) which took effect from 1 January 2008, the income tax rate of the Company in 2015 was 25% (2014:25%). However, the effective rate for income tax was 21.87% in 2015, compared to 24.07% in 2014. The relatively low effective income tax rate in 2015 was mainly because that share profit of investments accounted for using the equity method amounted to RMB140.5 million in 2015, representing an increase of RMB128.6 million as compared to RMB11.9 million in 2014.

Net income/loss

Our net income was RMB3,310.4 million in 2015, representing an increase of RMB3,986.2 million from the net loss of RMB675.8 million in 2014.

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

Our cost of sales amounted to RMB92,910.1 million in 2014, decreasing by 9.99% from RMB103,225.9 million in 2013. The decrease in cost of sales was primarily due to the decrease in our crude oil processing volume in response to the downturn of the petrochemical products markets. Cost of sales accounted for 100.20% of net sales for 2014, as compared to 97.84% in the previous year. Our cost of sales exceeded the net sales in 2014primarily because the price of crude oil in the international market decreased in 2014, especially in the fourth quarter, resulting in a decrease in the prices of the Company’s oil products and petrochemical products, while the price of domestic oil we purchased was not timely adjusted based on the price of crude oil in the international market due to the price control over crude oil by the Chinese government, which led to the high production cost of our oil products and petrochemical products.

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

Our other operating income amounted to RMB261.6 million in 2014, representing a decrease of 61.15% as compared to RMB673.4 million in the previous year. The decrease in other operating income was mainly because we generated a net income of RMB465 million from the asset transfer involving the Chenshan oil depot and foreign exchange gain of RMB67.3 million on foreign currency denominated debts and liabilities of our subsidiary China Jinshan Associated Trading Corporation in 2013, while, as an offsetting factor, the refunds of local government education surcharge and government grants we received in 2014 increased by RMB123.2 million as compared to the previous year partly due to the compensation we received in relation to the disposal of 1# ethylene plant.

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

The following table sets forth a condensed summary of our consolidated statement of cash flows for the years ended December 31, 2013, 2014 and 2015.

	Year Ended December 31,
Cash flow data	2013	2014	2015
	(Millions of RMB)
Net cash generated from operating activities	5,098.5	3,662.4	4,932.8
Net cash used in investing activities	(629.2)	(910.1)	439.0
Net cash used in financing activities	(4,496.9)	(2,606.5)	3695.7
Net increase/(decrease) in cash and cash equivalents	(27.6)	145.8	798.0

Net cash generated from/used in operating activities

The net cash generated from operating activities amounted to RMB4,932.8 million in 2015, representing an increase in cash inflows of RMB1,270.4 million as compared to the net cash inflows of RMB3,662.4 million in 2014, due to the following reasons: (1) we recorded profit from operation during the reporting period, net cash inflows from profit before taxation (net of depreciation and impairment losses on property, plant and equipment) amounted to RMB6,009.5 million in 2015, representing an increase of RMB4,959.7 million in cash inflows as compared with net cash inflows of RMB1,049.8 million in the previous year, (2) our decreased inventory balance as at the end of the period led to an increase in operating cash flow of RMB1,752.5 million in 2015 (compared with an increase in operating cash flow of RMB3,108.5 million in the previous year due to decreased inventory balance at the end of the previous year), (3) the decrease in operating payables as at the end of the period led to a decrease in operating cash flow of RMB1,451.7 million in 2015 (as compared to a increase in operating cash flow of RMB1,255.2 million as a result of an increase in operating payables in the corresponding period of the previous year).

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

Net cash used in investing activities

Our net cash used in investing activities decreased from RMB910.1 million in 2014 to RMB439.0 million in 2015. This was primarily because our purchases of property, plant and equipment and other long-term asset decreased from RMB1,089.3 million in 2014 to RMB695.3 million, and our dividends received from joint ventures and associates increased from RMB98.8 million in 2014 to RMB216.5 million in 2015.

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

Net cash used in financing activities

Our net cash used in financing activities was RMB3,695.7 million in 2015, while our net cash used in financing activities was RMB2,606.5 million in 2014. The increase was primarily due to the decrease in repayments of borrowings to third parties of RMB18,109.8 million, the effect of which was partially offset by the decrease in proceeds from borrowings from third parties of RMB18,035.5 million from 2014 to 2015,while our proceeds from borrowings from related parties decreased from RMB7,070.0 million in 2014 to RMB5,720.0 million in 2015 due to the reducing of demands on liquidity.

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

Borrowings and banking facilities

Due to the Company’s net profit position and the reduced capital expenditure, the Company managed to maintain the balance of cash and cash equivalents at a prudent level with a decrease in the amount of borrowings in 2015. Our total borrowings at the end of 2015 amounted to RMB2,070 million, representing a decrease of RMB3,640.9 million as compared to the end of the previous year, of which short term debts decreased by RMB2,008.2 million, while long term borrowings decreased by RMB1,632.7 million . We have generally been able to arrange short term loans with several PRC financial institutions as and when needed. The debt obligations as of December 31, 2014 and 2015were as follows.

	Year Ended December 31,
Debt instruments	2014	2015
	(Millions of RMB)
Short term bank loans (1)	3,008.2	1700.0
Short term loans from a related party (2)	1,070.0	370.0
Long term bank loans (1)	1,632.7	—

	5,710.9	2,070

(1)	As of December 31, 2015, no borrowings were secured by the way of property, plant and equipment. We obtained a credit rating of AA- for financing loans, assessed by Centrus Business Credit Consulting Co., Ltd., a credit rating agency authorized by the People’s Bank of China. As of December 31, 2015, the current liabilities exceeded current assets by RMB417.7 million. The liquidity of the Company is primarily dependent on the ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and on its ability to obtain adequate external financing to support its working capital and meet its debt obligation when they become due. As of December 31, 2015, we had standby credit facilities of RMB28,179.1 million, within which the maturity dates of unused facility amounting to RMB8,300.0 million will be after 31 December 2016. We assessed that all the facilities could be renewed upon their expiration dates. We have carried out a detailed review of the cash flow forecast for the 12 months ending December 31, 2016. Based on such forecast, we believe that we will be able to renew these facilities when they expire based on our well-established relationships with various lenders and adequate sources of liquidity exist to fund our working capital and capital expenditure requirements.
(2)	We borrowed short term loans from a subsidiary of Sinopec Group, Sinopec Finance Company Limited, on terms no less favorable to us than terms available from the other commercial banks in China. We have entered into the Comprehensive Services Framework Agreement with Sinopec Group so as to obtain financial services from Sinopec Finance Company Limited for the three years ending December 31, 2014, 2015 and 2016.

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

Liability-to-asset ratio

As at December 31, 2015, our liability-to-asset ratio was 27.77% (2014: 45.73%). The ratio is calculated using this formula: total liabilities/total assets.

Capital expenditure

In 2015, our capital expenditure amounted to RMB800 million, representing a decrease of 26.54% as compared to RMB1,089 million in capital expenditure in 2014. Major projects include the following:

Project	Total project investment RMB million	Project status as at December 31, 2015
Manufacturing facilities of EVA with a capacity of 100,000 Tons/Year	1,132	Upfront Work

Desulfurization reconstruction of No. 1, No.5 and No. 7 furnaces of the department of thermoelectricity	167	Under construction

Upgrading of the new sewage discharge standard	134	Completed

Start-up boiler flue gas desulfurization and denitrification projects of olefin department	81	Under construction

Renovation of No. 4 and No. 5 parking lots of chemical terminals in warehousing and transportation department	82	Completed

Total	1596

Our capital expenditure for 2016 is estimated at approximately RMB1.7 billion.

C. Research and Development, Patents and Licenses, etc.

We have a number of technology development units, including the Petrochemical Research Institute, the Plastics Research Institute, the Polyester Fiber Research Institute, the Acrylic Fiber Research Institute and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. Our research and development expenditures in 2013, 2014 and 2015 were RMB67.3 million, RMB43.6 million and RMB87.6 million, respectively.

We are not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

D. Trend Information

In 2016, the global economy is expected to be largely uncertain and recover slowly from the financial crisis. Although the rebound of the U.S. economy may improve the world’s economy, the U.S.’s exit of its quantitative easing monetary policy may have an impact on the economies of emerging markets. Given the high level of debts of developed countries and the slowing growth rates in major economies, emerging markets are expected to enhance their efforts to adjust the structures of their economies for further development.

There exists uncertainty in China’s economic development. China’s economy is expected to continue to grow steadily; however, a variety of factors, such as difficulties in significantly increasing domestic and foreign demand, will constrain such growth.

Supply in the international crude oil market is expected to be sufficient, while market demand for crude oil may be suppressed by the pessimistic outlook for the world’s economic growth. The price of crude oil is generally expected to fluctuate in 2016.Given the strong supply of crude oil, the price of crude oil may remain unchanged or even decrease.

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

E. Off-balance Sheet Arrangements

As of December 31, 2015, we had no contingent liabilities in respect of guarantees issued to banks in favor of our associated companies and other unlisted investments (December 31, 2014: nil). Other than our capital commitments and contingencies disclosed in Notes 32 and 33 in our consolidated financial statements included in Item 18. Financial Statements, we do not have any other off-balance sheet arrangements.

F. Contractual Obligations and Commercial Commitments

The following table sets forth our obligations to make future payments under contracts effective as of December 31, 2015.

		As of December 31, 2015/Payment Due by Period
	Total	Within 1 year or on demand	More than 1 year but within 2 years	More than 2 years but within 5 years	More than 5 years
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Contractual obligations
Short term borrowings	2,070,000	2,070,000	—	—	—
Long term borrowings	—	—	—	—	—
Total contractual obligations	2,070,000	2,070,000	—	—	—
Estimated future interest payments
Fixed rate	2,407.50	—	—	—	—
Variable rate	31,472.73	—	—	—	—
Total estimated future interest payments	33,880.23	—	—	—	—
Investment commitments
Capital contribution to Secco (Note 26(i))	111,263	—	—	—	—
Other commercial commitments
Capital commitments (Note 32)	1,164,474	—	—	—	—

Note: Capital commitments refer to commitments for purchase of property, plant and equipment.

G. Other Information

Employees

Our staff costs for 2015 were RMB2,595.65 million.

As at December 31, 2015, we had 12,159 employees in total, among whom there were 7,718 production staff, 91 sales representatives, 117 financial personnel and other personnel and 1,678 administrative staff. 48.25% of our employees had tertiary qualifications or above. The company has 17,078 retired employees who are under retirement insurance plans, details of which are provided under Item 6. D. Employees. During 2015, we terminated employment with 1,154 persons (including the retired and voluntary leave), accounting for 8.67% of 13,313 employees we had as of January 1, 2015

Inflation

Inflation or deflation did not have a significant impact on our results of operations for the year ended December 31, 2015.

Purchase, Sale and Investment

Except as disclosed in this report, during the year ended December 31, 2015, we engaged in no material purchase or sale of our subsidiaries or associated companies or any other material investments.

Pledge of Assets

As of December 31, 2015, we have not pledged any of our property or equipment.

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

Name	Age	Position
Directors
Wang Zhiqing	53	Chairman of the Board of Directors and President
Wu Haijun	53	Vice Chairman of the Board of Directors
Gao Jinping	49	Vice Chairman of the Board of Directors and Vice President
Ye Guohua	47	Director and Chief Financial Officer
Jin Qiang	50	Director and Vice President
Guo Xiaojun	46	Director and Vice President
Lei Dianwu	53	External Director
Mo Zhenglin	51	External Director
Shen Liqiang(1)	59	Independent Director
Jin Mingda(1)	65	Independent Director and Director of the Remuneration and Appraisal Committee
Cai Tingji	61	Independent Director and Director of the Audit Committee
Zhang Yimin	61	Independent Director and Director of the Remuneration and Appraisal Committee
Liu Yunhong (2)	39	Independent Director
Du Weifeng (2)	39	Independent Director
Other Executive Officers
Tang Weizhong (3)	49	Secretary to the Board
Zhang Jianbo (4)	53	Secretary to the Board
Supervisory Committee
Kuang Yuxiang(5)	53	Chairman of Supervisory Committee
Zuo Qiang	53	Supervisor
Li Xiaoxia	46	Supervisor
Zhai Yalin	51	External Supervisor
Wang Liqun	58	External Supervisor
Zheng Yunrui	50	Independent Supervisor
Pan Fei (2)	60	Independent Supervisor

(1) Pursuant to the resolutions passed on June 18, 2015, the appointments of Mr. Shen Liqiang as independent director of our Company, and Mr. Jin Mingda as independent director and director of the Remuneration and Appraisal Committee of our Company were terminated with immediate effect.

(2) Pursuant to the resolutions passed on June 18, 2015, Mr Liu Yunhong and Mr. Du Weifeng were appointed as independent directors of the Company, and Mr. Pan Fei was appointed as independent supervisor of the Company.

(3) Mr. Tang Weizhong resigned from his position of Secretary of the Company on October 23, 2015.

(4) Mr. Zhang Jianbo resigned from his position of Chairman of Supervisory Committee on March 31, 2015, and he was appointed as Secretary to the Board on the eleventh meeting of the Eighth Session of the Board of Directors on March 16, 2016.

(5) Mr. Kuang Yuxiang was appointed as Chairman of Supervisory Committee on the eighth meeting of the eighth session of the Supervisory Committee on April 22, 2015.

Directors

Wang Zhiqing, 53, is the Chairman, President and Deputy Secretary of the Communist Party Committee of the Company. Mr. Wang began his career in 1983 and has held various positions including Deputy Leader of preparatory team for the chemical fiber plant of Luoyang Petrochemical Complex, Deputy Chief Engineer of Luoyang Petrochemical Complex cum Officer-in-Charge of the preparatory team for the chemical fiber plant, and the Deputy Chief Engineer cum Director of the chemical fiber plant. From June 1999 to December 2001, Mr. Wang was the Chief Engineer of Luoyang Petrochemical Complex. From February 2000 to December 2001, Mr. Wang was the Vice President cum Chief Engineer of Sinopec Corp. Luoyang Branch. From December 2001 to October 2006, Mr. Wang was the Manager of Sinopec Corp. Luoyang Branch. From July 2005 to May 2007, Mr. Wang was the Leader of the preparatory team for a Sinopec refinery project in Guangxi. From October 2006 to December 2008, Mr. Wang was the Manager of Sinopec Corp. Jiujiang Branch. From December 2008 to July 2010, Mr. Wang was the Manager of Sinopec Corp. Jiujiang Branch. Mr. Wang was appointed the President and Deputy Secretary of the Communist Party Committee of the Company in July 2010. Mr. Wang was appointed the Director of the Company in December 2010 and served as the Vice Chairman of the Company from December 2010 to June 2013. In February 2011, Mr. Wang was appointed the Director and Chairman of the board of Secco. In June 2013, Mr. Wang was appointed the Chairman of the board of the Company. Mr. Wang graduated from the East China Petroleum Institute majoring in refinery engineering and obtained a Bachelor of Engineering in 1983. He graduated from China University of Petroleum (East China) majoring in chemical engineering and technology and obtained a Doctorate in Engineering in 2006. In 2001 Mr. Wang also obtained an MBA from Open University of Hong Kong. In 2013, he obtained an MBA from China Europe International Business School. He is a professor-level senior engineer by professional title.

Wu Haijun, 53, is the Vice Chairman of the Company, Director and Vice President of Secco. Mr. Wu joined the Complex in 1984 and has held various positions including the Deputy Director and Director of the Company’s No.2 Chemical Plant as well as the Manager of the Chemical Division. He was the Vice President of the Company from May 1999 to March 2006 and the Director of the Company from June 2004 to June 2006. He was the Manager and Secretary of the Communist Party Committee of Sinopec Corp. Chemical Sales Branch from December 2005 to March 2008. From December 2005 to April 2010, he was the Director of the Chemical Business Department of Sinopec Corp. In April 2010, he was appointed as the Director of Secco. From April 2010 to February 2011, he served as the President of Secco. In June 2010, he was appointed the Director and Vice Chairman of the Company. In February 2011, Mr. Wu was appointed the Vice President of Secco. Mr. Wu graduated from the East China Institute of Chemical Technology in 1984, majoring in chemical engineering, and obtained a Bachelor of Engineering. In 1997, he obtained an MBA from the China Europe International Business School. He is a senior engineer by professional title.

Gao Jinping, 49, is the Vice Chairman of the Company, Secretary of the Communist Party Committee and Vice President of the Company. Mr. Gao joined the Company in 1990 and has held various positions including the Deputy Secretary of the Communist Youth League Committee of the Company, Deputy Secretary of the Communist Party Committee of the Experimental Plant, Deputy Secretary of the Chemical Division of the Company and Director of the Propaganda Division of the Communist Party Committee of the Company. From May 2003 to March 2013 Mr. Gao served as the Deputy Secretary of the Communist Party Committee of the Company. From May 2003 to November 2013 Mr. Gao served as the Chairman of the Labor Union of the Company. From June 2004 to June 2006 Mr. Gao served as the Director of the Company. From April 2006 to March 2013 Mr. Gao served as the Secretary of the Communist Party Discipline Supervisory Committee of the Company. From June 2006 to April 2013 Mr. Gao served as the Supervisor and Chairman of the Supervisory Committee of the Company. In March 2013 Mr. Gao was appointed the Secretary of the Communist Party Committee of the Company. In April 2013 Mr. Gao was concurrently appointed the Vice President of the Company. In June 2013 Mr. Gao was appointed the Director of the Company. Mr. Gao graduated from the Food Processing Faculty of Shanghai Aquatic Products University majoring in cooling and cold storage technology and obtained a Bachelor of Engineering in 1990. In 2001, he completed his post-graduate studies in business administration focusing on the aspects of industrial economics at Shanghai Academy of Social Sciences. He is a senior specialist technician by professional title.

Ye Guohua, 47, is the Executive Director and Chief Financial Officer of the Company. Mr. Ye joined Shanghai Gaoqiao Petrochemical Company in 1991 and has held various positions including the Deputy Chief and Chief of the Cost Accounting Section of the Finance Office, Director of the Finance Office of the Refinery Plant of Shanghai Gaoqiao Petrochemical Company and Deputy Chief Accountant and Director of the Finance Department of Sinopec Corp. Shanghai Gaoqiao Branch. In October 2009, Mr. Ye was appointed the Chief Financial Officer of the Company. In June 2011, he was appointed the Director of the Company. Mr. Ye graduated with a major in accounting from the Shanghai University of Finance and Economics in 1991. He is a senior accountant by professional title.

Jin Qiang, 50, is the Director and Vice President of the Company. Mr. Jin joined Zhenhai General Petrochemical Works in 1986 and has held various positions including the Deputy Director of the Utilities Department, Deputy Director and Director of the Machinery and Power Division of Sinopec Zhenhai Refining & Chemical Co., Ltd, and Director of the Machinery and Power Division of Sinopec Corp. Zhenghai Refining & Chemical Branch. From March 2007 to October 2011, Mr. Jin served as the Deputy Chief Engineer of Sinopec Corp. Zhenghai Refining & Chemical Branch. Mr. Jin was appointed the Vice President of the Company in October 2011. In June 2014, Mr. Jin was appointed as a Director of the Company. Mr. Jin graduated in 1986 from East China Institute of Chemical Technology majoring in chemical machinery, and graduated in 2007 from the Graduate School of Central Party School majoring in economic management. He is a senior engineer by profession title.

Guo Xiaojun, 46, is the Director and Vice President of the Company. Mr. Guo joined the Complex in 1991 and has held various positions including the Director of the Polyolefin Integrated Plant in the Plastics Division as well as Deputy Chief Engineer, Assistant to the Manager, Deputy Manager, and Manager cum Deputy Secretary of the Communist Party Committee of the Plastics Division. He served as the Deputy Chief Engineer and Director of the Production Department of the Company from March 2011 to April 2013. In April 2013, he was appointed the Vice President of the Company. In June 2014, Mr. Guo was appointed as a Director of the Company. He graduated from the East China University of Science and Technology majoring in basic organic chemical engineering in 1991 and obtained a Bachelor of Engineering. Mrs. Guo obtained a Master of Engineering majoring in chemical engineering from the East China University of Science and Technology in 2008. He is a professor-level senior engineer by professional title.

External Directors

Lei Dianwu, 53, is the Vice President of Sinopec Corp., Assistant to President and Chief Economist of Sinopec Group. Mr. Lei has been serving as an External Director of the Company since June 2005. Mr. Lei has held various positions including the Deputy Director of Planning Division of Yangzi Petrochemical Company, Director of the Preparation Office of the Joint Venture of Yangzi Petrochemical Company, Vice President and Manager of the Production Division of Yangzi BASF Stylene Company Limited. He acted as the Deputy Manager and Deputy Director of the Joint Venture Office at Yangzi Petrochemical Company, Director of Planning and Development Department of China Dong Lian Petrochemical Limited Liabilities Company, Vice President of Yangzi Petrochemical Limited Liabilities Company and Deputy Director of Development and Planning Division of Sinopec Corp. From March 2001 to August 2013, he served as the Director of Development and Planning Division of Sinopec Corp. He has been serving as the Assistant to President of Sinopec Group since March 2009 and serving as the Vice President of Sinopec Corp since May 2009. In August 2013, Mr. Lei was appointed the Chief Economist of Sinopec Group. Mr. Lei has rich experience in enterprise planning and investment development management. In 1984, Mr. Lei graduated from the East China Petroleum Institute majoring in basic organic chemicals and obtained a Bachelor of Engineering. He is a senior engineer by professional title.

Mo Zhenglin, 51, is Chief Accountant of the Chemical Division of Sinopec Corp. and Director of Shanghai Secco. Mr. Mo began his career in August 1986 and has held various positions, including Deputy Director of the Finance Department and Head of the Accounting Department, as well as Chief Accountant and Director of the Finance Department of the Refinery Division of Beijing Yanshan Petrochemical Corporation (now known as Sinopec Beijing Yanshan Company); and Deputy Chief Accountant of Sinopec Beijing Yanshan Company and Chief Accountant of the Refinery Division. He served as Director of Beijing Yanshan Petrochemical Company Limited and Chief Accountant of Sinopec Beijing Yanshan Company from April 2002 to August 2008. Mr. Mo has been Chief Accountant of the Chemical Division of Sinopec Corp. since August 2008, and Director of Shanghai Secco Petrochemical Company since November 2008. In June 2014, he was appointed the Director of the Company. Mr. Mo obtained a bachelor’s degree in Management from Zhongnan University of Economics in 1986, majoring in Finance and Accounting. He is a senior accountant by professional title.

Independent Directors

Cai Tingji, 61, is a senior Fellow of the Hong Kong Institute of Certified Public Accountants, a member of the Committee of the Chinese People’s Political Consultative Conference of Jing’an District, Shanghai, and Honorary Vice-Chairman of the Federation of Returned Overseas Chinese of Jing’an District, Shanghai. Mr. Cai has been serving as an Independent Director of the Company since June 2011. Mr. Cai graduated from the Faulty of Accounting of Hong Kong Polytechnic University in 1978. He joined KPMG in the same year and has held various positions, including the Deputy Manager and Manager of the Audit Department of KPMG Hong Kong Office, Managing Partner of KPMG Shanghai Office, Senior Partner of KPMG Huazhen Shanghai Office as well as Senior Partner of KPMG Huazhen in Eastern and Western China. Mr. Cai retired from KPMG Huazhen in April 2010. Mr. Cai was responsible for IPO projects for a number of large Chinese domestic enterprises in China, Hong Kong or overseas, as well as for various projects for listed companies. He possesses a wealth of professional knowledge and experience.

Zhang Yimin, 61, is a Professor of Economics and Finance, and Director of the Faculty of Accounting and Finance at China Europe International Business School. Mr. Zhang has been serving as an Independent Director of the Company since October 2013. Mr. Zhang obtained a doctorate degree majoring in finance and political studies at the Business School of the University of British Columbia in Canada, and has held various positions including a Post-doctoral Fellow at the Business School of University of British Columbia, an Assistant Professor at University of New Brunswick, and an Associate Professor at City University of Hong Kong. He has been working as a Professor of Economics and Finance at the China Europe International Business School since September 2004. Mr. Zhang’s major study areas are business operations, financing and industrial economic studies, and has accumulated abundant expertise and experience in these areas.

Liu Yunhong, 39, is a doctor of law and a post-doctoral fellow in economics and law, and is General Manager of the Investment Banking Department of Hwabao Securities co. Ltd. Mr. Liu has been serving as an independent director of the Company since June 2015. He is also Deputy Head of the Institute of International M&A and Investment, Renmin University of China and a supervisor of post-graduate studies at East China University of Political Science and Law. From June 2008 to August 2010, Mr. Liu was the Head of Legal and Compliance Division of Guotai Asset Management Co., Ltd. From September 2010 to August 2012, he conducted post-doctoral research at the Shanghai Stock Exchange. From September 2012 to October 2013, Mr. Liu was the General Manager of the Investment Banking Department of Aerospace Securities Co., Ltd. From October 2013 onwards, Mr. Liu has been the General Manager of the Institutional Business Department (later renamed as the Investment Banking Department) of Hwabao Securities Co. Ltd. Mr. Liu is also an Independent Director of Shanghai Aerospace Automobile Electromechanical Co.,Ltd. and Guangdong Hec Technology Holding Co., Ltd. Mr. Liu obtained a doctorate degree in Law majoring in civil and commercial law in July 2008. From October 2008 to August 2010, Mr. Liu was a researcher conducting post-doctoral research in economics at Guanghua School of Management, Peking University.

Du Weifeng, 39, holds a master’s degree in law and a master’s degree in business administration and is a lawyer. Mr. Du is a partner of the Shanghai branch of Beijing JunZeJun Law Offices. He has been serving as an independent director of the Company since June 2015. He was a lawyer at Watson & Band Law Offices in Shanghai between June 2004 and December 2006, and a lawyer at Wintell & Co Law Firm in Shanghai between January 2007 and February 2009. He has been a partner of the Shanghai branch of Beijing JunZeJun Law Offices since February 2009. Mr. Du has extensive experience in the disposal of non-performing financial assets, and is very familiar with the processes and methods of disposal of non-performing financial assets. Mr. Du obtained a bachelor’s degree in commercial law from Shanghai University in July 1998, and a master’s degree in commercial law from Bristol University in September 2005. He also obtained a master’s degree in business administration from China Europe International Business School in October 2013.

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

Kuang Yuxiang, 53, is the Chairman of the Supervisory Committee, Secretary of the Communist Party Discipline Supervisory Committee of the Company. Mr. Kuang started his career in 1982. He has served as the Deputy Director of personnel section of the Human Resoucses and Education Department of Nanjing Chemical Industrial (Group) Corporation, the Deputy Director of the Labor Section of Human Resources and Education Department of China Donglian Petrochemical Group Company, the Deputy Director of the Personnel and Organization Department of Nanjing Chemical Industrial Co., Ltd, the Director of the Personnel and Organization Department and Vice President of the Communist Party School and the Secretary of the Communist Party Committee of Nanjing Chemical Industrial Co., Ltd. From April 2005 to March 2015, Mr. Kuang served as the Vice Secretary of the Communist Party Committee and the Secretary of the Communist Party Discipline Supervisory Committee of Nanjing Chemical Industrial Co., Ltd. From April 2005 to June 2007, he served as the Chairman of the Supervisory Committee of Nanjing Chemical Industrial Co., Ltd. From June 2008 to March 2015, Mr. Kuang served as the Chairman of the Labor Union of Nanjing Chemical Industrial Co., Ltd. He was appointed the Secretary of the Communist Party Discipline Supervisory Committee of the Company in March 2015. Mr. Kuang graduated from the East China Technical Institute of Water Resources and obtained a bachelor’s degree of engineering in hydrogeololgy and engineering geology in 1982, and obtained a master’s degree in business administration from the University of Houston. He obtained senior engineer qualifications.

Zuo Qiang, 53, is the Supervisor, Vice Secretary of the Discipline Supervisory Committee, Director of the Supervisory Office and Director of the Office of the Supervisory Committee of the Company. Mr. Zuo joined the Complex in 1981 and has held various positions, including the archivist of the Command Division for the Construction of No. 1 Chemical Plant Phase II, Head of the Archives Office of the ethylene plant, Secretary of the Youth League Committee of the ethylene plant, Secretary of the Youth League Committee of the Refining and Chemical Division of the Complex, Secretary of the Youth League Committee of the Refining and Chemical Division, General Secretary of the Communist Party Committee of Ethylene Plant No. 1 of the Refining and Chemical Division of the Company, Deputy Director of the Supervisory Office, and Secretary of the Discipline Supervisory Committee of the Company. He was appointed the Director of the Supervisory Office of the Company in April 2011. He was appointed the Supervisor of the Company and the Director of the Office of the Supervisory Committee in June 2011. In October 2011, he was appointed the Deputy Secretary of the Discipline Supervisory Committee. Mr. Zuo graduated from the Correspondence College of the Communist Party Committee School of the Central Committee in 1993 with a major in Party & Administrative management. He is a senior specialist technician by professional title.

Li Xiaoxia, 46, is the Supervisor and the Vice Chairman of the Labor Union of the Company. Ms. Li joined the Complex in 1991 and has held various positions, including the Controller of the operation zone of the marine terminal of the Company, Assistant to the Workshop Director, Deputy Workshop Director and Deputy Section Chief of Storage and Transportation Area No. 2 of the Refining and Chemical Division, Deputy Secretary of the Youth League Committee of the Company , General Secretary of the Communist Party of the Labor Union for Staff Exchange and Relocation Centre, and Secretary of the Communist Party Committee and Deputy Manager of the Refining Division of the Company. She was appointed the Supervisor of the Company in June 2011 and Vice Chairman of the Labor Union of the Company in December 2011. Ms. Li graduated from the Liaoning University of Petroleum and Chemical Technology in 1991 majoring in petroleum and natural gas transportation. She is a senior specialist technician by professional title.

External Supervisors

Zhai Yalin, 51, is the Deputy Director of the Auditing Bureau of Sinopec Group and Deputy Director of the Auditing Division of Sinopec Corp. and has been serving as an External Supervisor of the Company since June 2008. Mr. Zhai began his career in 1986 and has held various positions including the Deputy Director of the Office and Director of the Auditing Department of Qianguo Refinery, Deputy Director of the General Office of Sinopec Huaxia Auditing Company, Deputy Director of the General Administrative Office of the Auditing Bureau of Sinopec Group, Director of the General Administrative Office of the Auditing Bureau of Sinopec Group, and Director of the General Administrative Office of the Auditing Bureau of Sinopec Group (Auditing Department of Sinopec Corp.). Since December 2001, Mr. Zhai has been concurrently serving as the Deputy Director of the Auditing Bureau of Sinopec Group and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai graduated from the Jilin Siping Normal College in 1986. He is a senior economist by professional title.

Wang Liqun, 58, is the Deputy Chief of the Supervisory Bureau of Sinopec Group and Deputy Director of the Supervisory Department of Sinopec Corp. He has been serving as an External Supervisor of our Company since June 2011. Mr. Wang started his career in 1976 and has held various positions, including the Deputy Director of the Manager’s Office of Beijing Yanshan Petrochemical Corporation, Director of the Personnel Department, and Deputy Head and Head of the Department for Cadres of Beijing Yanshan Petrochemical Co., Ltd. He served as a member of the Standing Committee of the Communist Party Committee and Chairman of the Labor Union of Beijing Yanshan Petrochemical Co., Ltd. from August 2008 to April 2010. He has been serving as the Deputy Chief of the Supervisory Bureau of Sinopec Group and Deputy Director of the Supervisory Department of Sinopec Corp. since April 2010. Mr. Wang graduated from the Beijing Federation of Labor Unions University for Workers and Staff in 1984 with a major in environmental protection (Diploma), and graduated from the Beijing University of Technology in 1997 with a major in business management (Bachelor). He is a senior economist by professional title.

Independent Supervisors

Zheng Yunrui, 50, is currently a professor of the Civil and Commercial Law Department of East China University of Political Science and Law School of Law. He has been serving as an Independent Supervisor of our Company since December 2014. Mr. Zheng graduated from Shangrao Normal College in Jiangxi Province in July 1986, with an English major and obtained LL.M. and Ph.D. from Peking University Law School in July 1993 and July 1998, respectively. Mr. Zheng subsequently worked in Shangrao Education Bureau in Jiangxi Province, Hainan Airport Company Limited, China Township Enterprises Investment & Development Co., Ltd and Legislative Affairs Office of Shanghai Municipal People’s Government. Since August 2001, he has been served as a teacher for the East China University of Political Science and Law. From July 2002 to December 2002, he was a visiting scholar of the National University of Singapore School of Law. Mr. Zheng has engaged in the teaching and research work in such areas as the Civil Law Subjects, Property Law, Contract Law, Insurance Law, Social Insurance Law and Government Procurement Act and advises on legal issues in relation to the operation and management of the company. He has accomplished great academic achievements and an evaluation expert in terms of the procurement of Shanghai Municipal Government and an arbitrator of the Shenzhen Arbitration Commission.

Pan Fei, 60, holds a PhD in Accounting. Mr. Pan is the Deputy Dean of the School of Accountancy and a Professor of Accounting at Shanghai University of Finance and Economics. He has been serving as an Independent Supervisor of our Company since June 2015. Mr. Pan worked as a Lecturer, Associate Professor, and Professor of Accounting and Deputy Dean of School of Accountancy at Shanghai University of Finance and Economics in 1983-1995, 1995- 2000, and from 2000 onwards, respectively. Mr. Pan is also an Independent Director of Bright Dairy & Food Co., Ltd, Universal Scientific Industrial (Shanghai) Co., Ltd, Shanghai M&G Stationery Inc, and Shanghai Wanye Enterprises Co., Ltd. Mr. Pan graduated from the Shanghai University of Finance and Economics with a bachelor’s degree in accounting in January 1983. He also obtained a master’s degree in accounting with a major in cost management accounting in January 1991, and obtained a PhD in accounting with a major in accounting theory in June 1998 at the Shanghai University of Finance and Economics in June 1998.

Senior Management

Zhang Jianbo, 53, is the Secretary to the Board of Directors, Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union of the Company. Mr. Zhang began to work in 1985 and has held various positions including the Deputy Head of the Division of Management for Enterprise’s Leaders under the Department of Education for Personnel of Sinopec Group, Deputy Head of the Division of Evaluation and Appointment Management under the Human Resources Department of Sinopec Corp., Head of the Division of Organization and Supervision under the Human Resources Department of Sinopec Group and Sinopec Corp., respectively. In August 2013, Mr. Zhang was appointed the Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee of the Company. In November 2013, Mr. Zhang was appointed the Chairman of the Supervisory Committee and Chairman of the Labor Union of the Company. Mr. Zhang graduated in 1985 from Jianghan Petroleum Institute majoring in oil recovery engineering and received a Bachelor of Engineering from the same institute. He is a senior specialist technician by professional title.

A. Compensation.

The aggregate amount of cash compensation we paid to our directors, supervisors and executive officers during the year ended December 31, 2015 was approximately RMB5.547 million. In addition, directors and supervisors who are also officers or employees receive certain other benefits-in-kind, such as subsidized or free health care services, housing and transportation, which large Chinese enterprises customarily provide to their employees. No benefits are payable to members of the board or the Supervisory Committee or the executive officers upon termination of their relationship with us.

The following tables set forth the compensation on an individual basis for our directors, supervisors and executive officers who received compensation from us in 2015.

Name	Position with the Company	Salaries and other benefits	Retirement scheme contributions(1)	Discretionary bonus	Share Options	Total Remuneration in 2015
		(RMB’000) (before tax)	(RMB’000) (before tax)	(RMB’000) (before tax)	(RMB’000) (before tax)	(RMB’000) (before tax)
Wang Zhiqing	Chairman of the Board of Directors and President	197	18	463	293	971
Wu Haijun	Vice Chairman of the Board of Directors	0	0	0	0	0
Gao Jinping	Vice Chairman of the Board of Directors and Vice President	197	18	463	293	971
Ye Guohua	Director and Chief Financial Officer	173	18	405	252	848
Jin Qiang	Director and Vice President	173	17	469	252	911
Guo Xiaojun	Director and Vice President	173	18	397	252	840
Lei Dianwu	External Director	0	0	0	0	0
Mo Zhenglin	External Director	0	0	0	0	0
Cai Tingji	Independent Director and Director of the Audit Committee	150	0	0	0	150
Zhang Yimin	Independent Director and Director of the Remuneration and Appraisal Committee	150	0	0	0	150
Liu Yunhong	Independent Director	150	0	0	0	150
Du Weifeng	Independent Director	150	0	0	0	150
Kuang Yuxiang	Chairman of Supervisory Committee	129	14	146	0	289
Zuo Qiang	Supervisor	105	14	281	0	400
Li Xiaoxia	Supervisor	115	14	246	0	375
Zhai Yalin	External Supervisor	0	0	0	0	0
Wang Liqun	External Supervisor	0	0	0	0	0
Zheng Yunrui	Independent Supervisor	0	0	0	0	0
Pan Fei	Independent Supervisor	0	0	0	0	0
Shen Liqiang	Former Independent Director	0	0	0	0	0
Jin Mingda	Former Independent Director and Director of the Remuneration and Appraisal Committee	0	0	0	0	0

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

Name	Position with the Company	Remuneration in 2015
		(RMB’000) (before tax)
Zhang Jianbo	Company Secretary and Former Chairman of Supervisory Committee	338
Tang Weizhong	Former Company Secretary	346

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

Independent Board Committee

We formed an Independent Board Committee on October 24, 2013, which consists of four independent non-executive directors. The current members are Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng. The Independent Board Committee advised our shareholders other than Sinopec Corp. and its associates in respect of the terms of the continuing connected transactions under the renewed Mutual Product Supply and Sale Services Framework Agreement with Sinopec Group and Sinopec Corp. and the renewed Comprehensive Services Framework Agreement with Sinopec Group and the proposed caps on annual transaction values thereof for the three years ending December 31, 2016.

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

Audit Committee

Pursuant to Paragraph 14 of the Code of Best Practices set out in Appendix 14 of the Rules Governing the Listing of Securities on The HKSE, we formed an audit committee on June 15, 1999 which consists of three directors. The current members are Cai Tingji, Liu Yunhong and Du Weifeng. The principal duty of the audit committee is to review and supervise our financial reporting process and internal controls. The members of the audit committee will hold office for the same term as their directorships which will expire in June 2017.

Remuneration Committee

We formed a remuneration committee on December 25, 2001 which consists of three directors. The current members are Zhang Yimin, Du Weifeng and Ye Guohua. The key responsibility of the Remuneration Committee is to formulate and review the remuneration policy and plan for the directors and executive officers, formulate the standards for evaluation of the directors and executive officers and conduct such evaluations.

Summary Corporate Governance Differences

There are significant differences between our corporate governance practices and those of U.S. issuers listed on the NYSE. Pursuant to Section 303A.11 of the NYSE listing Manual, we have disclosed certain of these differences on our website at http://www.spc-ir.com.hk/eng/company.asp.

D. Employees.

As of December 31, 2015, we had 12,159 employees.

The following table shows the approximate number of employees we had at the end of our last three years by the principal business function they performed:

	December 31,
	2013	2014	2015
Management	1,471	1,441	1,603
Engineers, technicians and factory personnel	8,224	7,801	7,081
Accounting, marketing and others	4,432	4,071	3,475

Total	14,127	13,313	12,159

Approximately 48.25% of our work force are graduates with a tertiary degree or higher. In addition, we offer our employees opportunities for education and training based upon our development plans and requirements and the individual performance of each employee.

A system of labor contracts has been adopted in our Company. The contract system imposes discipline, provides incentives to adopt better work habits and gives us greater management control over our work force. We believe that by linking remuneration to productivity, the contract system has also improved employee morale. As of December 31, 2015, almost all of the work force was employed pursuant to labor contracts which specify the employee’s position, responsibilities, remuneration and grounds for termination. The contracts generally have short terms of one to five years and may be renewed with the agreement of both parties. The remaining personnel are employed for an indefinite term.

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

Total remuneration of our employees includes salary and bonuses. Employees also receive certain benefits in terms of housing, education and health services that we subsidize, and other miscellaneous subsidies. In 2015, we incurred RMB2,572.9 million in employment costs.

In compliance with Shanghai regulations, we and our employees participate in a defined contribution government pension scheme under which all employees upon retirement are entitled to receive pensions. In order to safeguard and properly enhance the living level of retired employees and improve the medium and long term incentive system, the company established an enterprise annuity plan. According to the plan, to the extent that the employees volunteer for the related payments and have been with the Company for one year or more, such employees are entitled to participate in the enterprise annuity plan. We will make payments to match the payments made by the employees after giving considerations to our profitability, the employee’s work responsibilities, contributions, and treatments post retirement based on the principle of universal benefits. We have 17,078 retired employees under the above retirement insurance plans.

In addition to the pension benefits, pursuant to the relevant laws and regulations of the PRC, we and our employees participate in defined social security contributions for employees, such as a housing fund, basic medical insurance, supplementary medical insurance, unemployment insurance, injury insurance and maternity insurance.

E. Share Ownership.

As of December 31, 2015, none of our directors, supervisors and executive officers beneficially owns any of our shares.

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

On January 6, 2015, our board of directors approved the proposal of the initial grant of the share option incentive scheme. A total of 38,760,000 share options were granted to 214 participants, among which 2,540,000 were granted to six of our directors and senior management. The total number of underlying stock accounted for 0.359% of the Company’s total share capital when granted. The following table summarizes the outstanding options that the Company granted to our directors, executive officers and other employees:

Name	A Shares Underlying Outstanding Options	Exercise Price (RMB/Share)	Grant Date	Vesting Date	Expiration Date
Wang Zhiqing	500,000	4.20	January 6, 2015	January 6, 2017	January 5, 2020
Gao Jinping	500,000	4.20	January 6, 2015	January 6, 2017	January 5, 2020
Ye Guohua	430,000	4.20	January 6, 2015	January 6, 2017	January 5, 2020
Jin Qiang	430,000	4.20	January 6, 2015	January 6, 2017	January 5, 2020
Guo Xiaojun	430,000	4.20	January 6, 2015	January 6, 2017	January 5, 2020
Tang Weizhong*	250,000	4.20	January 6, 2015	January 6, 2017	January 5, 2020
Other employees	36,220,000	4.20	January 6, 2015	January 6, 2017	January 5, 2020

*	Mr. Tang Weizhong resigned from his position of Secretary of Board of our Company on October 23, 2015. Pursuant to relevant provisions of the share option incentive scheme, the 250,000 share options granted to him have been canceled.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders.

Sinopec Corp. owns 50.56% of our share capital and is able to exercise all the rights of a controlling shareholder, including the election of directors and voting on amendments to our Articles of Association.

The table below sets forth information regarding ownership of our capital stock as of March 31, 2016 by (i) all persons who we know own more than five percent of our capital stock and (ii) our officers and directors as a group. Our major shareholders listed below do not have voting rights different from those of our other shareholders.

Title of Class	Identity of Person or Group	Number of Shares Held	Percent of Total Share Capital

Domestic Shares	Sinopec Corp.	5,460,000,000	50.56%

H Shares	HKSCC nominees Ltd.	3,454,160,321	31.98%

Domestic Shares	Directors and Officers(1)	0	0%

(1) On January 6, 2015, our board of directors approved the proposal of the initial grant of the share option incentive scheme. A total of 2,540,000 share options were granted to Mr. Wang Zhiqing, Mr. Gao Jinping, Mr. Ye Guohua, Mr. Guo Xiaojun, Mr. Jin Qiang and Mr. Tang Weizhong. Mr. Tang Weizhong resigned from his position of Secretary of Board of our Company on October 23, 2015. Pursuant to relevant provisions of the share option incentive scheme, the 250,000 share options granted to him have been canceled. The vesting date of the options is January 6, 2017. See Item 6. Directors, Senior Management and Employees – E. Share Ownership – Share Option Incentive Scheme for more information.

As of March 31, 2016, a total of 3,495,000,000 H Shares were outstanding. A total of 7,305,000,000 domestic shares were outstanding on March 31, 2016.

As of March 31, 2016, a total of 1,543,938 ADSs were registered in the name of The Bank of New York Mellon, the depositary under our ADS deposit agreement. The Bank of New York Mellon has advised us that, as of March 31, 2016, 1,543,938 ADSs, representing the equivalent of 154,393,800 H Shares, were held of record by 85 other registered shareholders domiciles in and outside of the United States. We have no further information as to our shares held, or beneficially owned, by U.S. persons.

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

B. Related Party Transactions.

Intercompany service agreements and business-related dealings

During 2015, pursuant to the Mutual Product Supply and Sales Service Framework Agreement entered into by the Company and Sinopec Corp., we purchased raw materials from, and sold petroleum products and petrochemicals as well as leased properties to, Sinopec Corp. and its associates, and Sinopec Corp. and its associates acted as sales agents for our petrochemical products. Under the Comprehensive Services Framework Agreement entered into by the Company and Sinopec Group, we accepted construction and installation, engineering design, insurance agency and financial services relating to the petrochemical industry provided by Sinopec Group and its associates. The relevant connected transactions were conducted in accordance with the terms of the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement. The current Mutual Product Supply and Sales Service Framework Agreement and Comprehensive Services Framework Agreement were renewed with Sinopec Corp. and Sinopec Group respectively upon approval and authorization at our 2013 Extraordinary General Meeting held on December 11, 2013. At the 2013 Extraordinary General Meeting, our shareholders also approved certain caps on the annual transaction values of certain ongoing continuing connected transactions for the years ending December 31, 2014, December 31, 2015 and December 31, 2016. The transaction amounts of the relevant connected transactions in 2015 did not exceed such caps.

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

The table below sets forth certain relevant information regarding our continuing connected transactions with Sinopec Corp. and Sinopec Group under the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement in 2015.

Type of major transactions	Connected parties	Annual cap for 2015	Transaction Amount during The reporting Period	Unit: RMB’000 Percentage Of the total Amount of the same type of transaction (%)

Mutual Product Supply and Sales Services Framework Agreement

Purchases of raw materials	Sinopec Corp. and its associates	91,444,000	30,926,316	57.14

Sales of petroleum products	Sinopec Corp. and its associates	75,678,000	41,731,401	51.65

Sales of petrochemical products	Sinopec Corp. and its associates	29,417,000	4,927,696	6.10

Property leasing	Sinopec Corp. and its associates	114,000	29,071	60.29

Agency sales of petrochemical	Sinopec Corp. and its associates	305,000	112,245	100.00

Comprehensive Services Framework Agreement

Construction, installation and engineering design services	Sinopec Group and its associates	1,593,000	158,822	24.10

Petrochemical industry insurance services	Sinopec Group and its associates	190,000	117,914	95.80

Financial services	Sinopec Group	300,000	31,952	19.65

Equity joint venture

Late in 2001, we established Secco, a Sino-foreign equity joint venture, together with BP and Sinopec Corp. We own 20% interest in Secco, while BP and Sinopec Corp. own 50% and 30% interests in Secco, respectively. Secco was established to build and operate a 900,000 ton Rated Capacity ethylene petrochemical manufacturing facility to manufacture and market ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatics and by-products; provide related after-sales services and technical advice with respect to such petrochemical products and by products; and engage in polymers application development. Secco completed construction in 2005. Secco’s total initial registered capital was U.S.$901,440,964, of which we provided the Renminbi equivalent of U.S.$180,287,952.

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

Export Sales

In 2015, export sales accounted for RMB3.4 billion (U.S.$523.4 million), or 5.07% of our total net sales.

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

B. Significant Changes.

No significant change has occurred since the date of the financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING.

A. Offer and Listing Details

Set forth below is certain market information relating to our H Shares, ADSs and domestic shares for the periods indicated.

	The Stock Exchange of Hong Kong		The New York Stock Exchange		The Shanghai Stock Exchange
	High	Low	High	Low	High	Low
2011	4.98	2.45	63.05	32.24	10.89	5.80
2012	3.20	1.88	41.43	24.64	6.76	4.68
2013	2.500	1.440	48.24	26.98	5.470	2.670
2014	2.850	1.860	35.30	22.73	4.690	2.810
2015	5.33	2.21	65.21	28.48	11.91	3.88

2014

First Quarter	2.500	1.980	31.500	25.67	4.280	2.810
Second Quarter	2.140	1.860	29.99	22.73	3.680	2.880
Third Quarter	2.850	2.150	35.08	27.67	4.190	3.070
Fourth Quarter	2.800	2.680	35.30	28.40	4.690	3.370

2015

First Quarter	2.95	2.21	37.84	28.48	5.61	3.88
Second Quarter	5.33	3.02	65.21	39	11.91	5.54
Third Quarter	4.21	2.45	53.54	30.66	10.9	5.25
Fourth Quarter	3.41	2.66	44.96	34.5	7.72	6.16

2016

First Quarter	3.93	2.86	50.42	35.86	6.96	5.07

Most Recent Six Months
October 2015	3.41	2.95	44.96	38.77	7.68	6.72
November 2015	3.38	2.77	43.51	36.14	7.72	6.42
December 2015	3.12	2.66	40.85	34.5	6.93	6.16
January 2016	3.23	2.86	40.42	35.86	6.05	5.07
February 2016	3.39	2.92	43.61	38.14	6.02	5.09
March 2016	3.93	3.48	50.42	44.92	6.96	6.06

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

C. Material Contracts.

We have not entered into any material contracts in the last two years other than in the ordinary course of business and other than those described in Item 4. Information on the Company or elsewhere in this annual report on Form 20-F.

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

On July 21, 2005, the Chinese government changed its policy of pegging the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since the adoption of this new policy, the value of the Renminbi has fluctuated daily within a narrow band, but overall has appreciated against the U.S. dollar. Nevertheless, the Chinese government continues to receive significant international pressure to further liberalize its currency policy which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. The value of the Renminbi depreciated by 4.4% against the U.S. dollar in the year 2015.

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

Tax on Dividends

For an Individual Investor

According to the Individual Income Tax Law of the People’s Republic of China, as amended on June 30, 2011 (the “Individual Income Tax Law”) dividends paid by Chinese companies to individual investors are subject to Chinese withholding tax at a flat rate of 20%. As for a foreign individual investor that neither has a domicile nor resides in China, or that has no domicile and has resided in China for no more than one year, the dividends received by such an investor in China are generally subject to a withholding tax at a flat rate of 20% under the individual income tax law, subject to exemption or reduction by an applicable income tax treaty. According to the State Administration of Taxation’s tax treatments with regard to the dividends of H shares paid by onshore non-foreign invested enterprises listed on HKEx, we will withhold and pay the individual income tax at the tax rate of 10% for individual shareholders who are residents of Hong Kong, Macau, or countries which have entered into tax treaties with mainland China, which provide for a 10% dividends tax rate, and we will temporarily withhold and pay the individual income tax at the tax rate of 10% for individual shareholders who are residents of countries which have entered into tax treaties with mainland China, which provide for a less than 10% dividends tax rate. Shareholders of H Shares may directly or through our Company apply to the in-charge tax authority for the preferential treatments provided by the relevant tax treaties. Upon the approval by the in-charge tax authority, the excessive amount being paid will be refunded. For individual shareholders who are residents of countries which have entered into tax treaties with mainland China providing for a more than 10% but less than 20% dividends tax rate, we will withhold and pay the individual income tax at the specific tax rate required therein. We will withhold and pay the individual income tax at the dividends tax rate of 20% for individual shareholders who are residents of countries which have not entered into any forms of tax treaties with mainland China or in circumstances other than above described.

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

Our market risk exposures primarily consist of fluctuations in oil and gas prices, exchange rates and interest rates.

Commodity Price Risk

We are exposed to commodity price risk related to price volatility of crude oil and refined oil products. We had no program of commodity price hedging activities and did not engage in any such activities in 2014 or 2015. See Item 3. Key Information – D. Risk Factors – Our operations may be adversely affected by the cyclical nature of the petroleum and petrochemical market and by the volatility of prices of crude oil and petrochemical products.

Interest Rate Risk

We are subject to risk resulting from fluctuations in interest rates. Our borrowings are fixed and variable rate bank and other borrowings, with original maturities ranging from 1 to 5 years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. We had no program of interest rate hedging activities and did not engage in any such activities in 2014 or 2015.

The following table provides information, by maturity date, regarding our interest rate sensitive financial instruments, which consist of fixed and variable rate short term and long term debt obligations, as of December 31, 2015 and 2014.

	As of December 31, 2015
	2016	2017	2018	2019	2020	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—
In RMB	70,000	—	—	—	—	—	70,000
Average interest rate(1)	3.95%	—	—	—	—	—	—
Variable rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—
In RMB	2,000,000	—	—	—	—	—	2,000,000
Average interest rate(1)	3.51%	—	—	—	—	—	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

	As of December 31, 2014
	2015	2016	2017	2018	2019	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—
In RMB	99,000	1,000,000	—	—	—	1,099,000	1,099,000
Average interest rate(1)	4.68%	4.20%	—	—	—	4.24%	—
Variable rate bank and other loans
In U.S. Dollars	1,617,578	611,900	—	—	—	2,229,478	2,229,478
Average interest rate(1)	1.84%	1.83%	—	—	—	1.84%	—
In Euro	424,979	—	—	—	—	424,979	424,979
Average interest rate (1)	1.16%	—	—	—	—	1.16%	—
In RMB	1,936,638	20,780	—	—	—	1,957,418	1,957,418
Average interest rate (1)	5.59%	6.40%	—	—	—	5.60%	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

Exchange Rate Risk

We are also exposed to foreign currency exchange rate risk as a result of our foreign currency denominated short term borrowing and, to a limited extent, cash and cash equivalents denominated in foreign currencies. The following table provides information, by maturity date, regarding our foreign currency exchange rate sensitive financial instruments, which consist of cash and cash equivalents, short term debt obligations as of December 31, 2015 and 2014.

As of December 31, 2015
	2016	2017	2018	2019	2020	Thereafter	Total Recorded Amount	Fair Value
(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments
Cash and cash equivalents:
In Hong Kong Dollars	—	—	—	—	—	—	—	—
In U.S. Dollars	86,109	—	—	—	—	—	86,109	86,109
In Euro	—	—	—	—	—	—	—	—
In Japanese Yen	—	—	—	—	—	—	—	—
In Swiss Frank	—	—	—	—	—	—	—	—
Debt:
Fixed rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate (1)	—	—	—	—	—	—	—	—
Variable rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate (1)	—	—	—	—	—	—	—	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

	As of December 31, 2014
	2015	2016	2017	2018	2019	Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments
Cash and cash equivalents:
In Hong Kong Dollars	990	—	—	—	—	—	990	990
In U.S. Dollars	32,418	—	—	—	—	—	32,418	32,418
In Euro	—	—	—	—	—	—	—	—
In Japanese Yen	—	—	—	—	—	—	—	—
In Swiss Frank	—	—	—	—	—	—	—	—
Debt:
Fixed rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate (1)	—	—	—	—	—	—	—	—
Variable rate bank and other loans in U.S. Dollars	1,617,578	611,900	—	—	—	—	2,229,478	2,229,478
Average interest rate (1)	1.84%	1.83%	—	—	—	—	1.84%	—
Variable rate bank and other loans in EURO	424,979	—	—	—	—	—	424,979	424,979
Average interest rate (1)	2.17%	—	—	—	—	—	2.17%	—

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

In connection with our ADS program, a holder of our ADSs may have to pay, either directly or indirectly, certain fees and charges, as described in Item 12.D.3. In addition, we receive fees and other direct and indirect payments from The Bank of New York Mellon that are related to our ADS as described in Item 12.D.4.

12.D.3 Fees and Charges that a holder of our ADSs May Have to Pay

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

12.D.4 Fees and Other Payments Made by the Bank of New York Mellon

From January 1, 2015 through March 31, 2016, the standard out-of-pocket maintenance costs for our ADSs program were U.S.$162,785.82 (primarily consisting of expenses related to our Annual General Meeting), which have been waived by the Bank of New York Mellon.

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

(a). Disclosure Controls And Procedures.

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

(b). Management’s Report on Internal Control over Financial Reporting.

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

Our management assessed the effectiveness of our internal control over financial reporting based upon the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of December 31, 2015. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015 based on these criteria.

PwC, an independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 20-F and, as part of the audit, has issued a report, included herein, on the effectiveness of our internal control over financial reporting.

(c). Report of Independent Registered Public Accounting Firm.

Our independent auditors have issued an audit report on the effectiveness of our internal control over financial reporting. This report appears on page F-2.

(d). Changes in Internal Control over Financial Reporting.

For the year ended December 31, 2015, there have been no significant changes to our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Mr. Cai Tingji, who is currently serving on our audit committee, is an audit committee financial expert and is an independent director as defined in 17 CFR 240.10A-3.

ITEM 16B.	CODE OF ETHICS.

Sinopec Group Company, the controlling shareholder of Sinopec Corp., adopted a Staff Code in 2014 to provide disciplines and requirements for its staff’s conducts, including legal and ethical matters as well as the sensitivities involved in reporting illegal and unethical matters. The Staff Code covers such areas as health, safety and environment, conflict of interests, anti-corruption, protection and proper use of our assets and properties, as well as reporting requirements. The Staff Code also applies to all directors, officers and employees of each subsidiary of Sinopec Group Company, including us. We have provided all our directors and senior officers with a copy of the Staff Code and required them to comply with in it order to ensure our operations are proper and lawful. We have posted the Staff Code on the following website: http://english.sinopec.com/corporateculture/.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table summarizes the fees charged by PwC, our principal accountant, for certain services rendered to us during 2014 and 2015.

	For the year ended December 31,
	(in thousands of RMB)
	2014	2015
Audit fees (1)	7,800	7,800
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All other fees (4)	—	—
Total	7,800	7,800

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services rendered by our principal auditors for the audit of our financial information.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by the our principal accountant, other than the services reported under audit fees, audit-related fees and tax fees.

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

The Company has complied with the above mentioned rules.

Code of Ethics for Directors, Officers and Employees	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Each listed company may determine its own policies, but all listed companies should address the most important topics, including, among others, conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of listed company assets, compliance with laws, rules and regulations (including insider trading laws), and encouraging the reporting of any illegal or unethical behavior.	There is no such requirement for a code for ethics in China. As the directors and officers of the Company have all signed a Director Service Agreement, however, they are bound by their fiduciary duties to the Company. In addition, the directors and officers must perform their legal duties in accordance with the Company Law of the PRC, relevant requirements of CSRC and Mandatory Provisions to the Charter of Companies Listed Overseas.

	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards and he or she must promptly notify the NYSE in writing of any non-compliance with any applicable provisions of Section 303A.	No similar requirements.

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS.

See pages F-1 to F-73.

ITEM 19.	EXHIBITS.

No.	Exhibit

1.1	Translation of the amended and restated Articles of Association of Sinopec Shanghai Petrochemical Company Limited as approved in the Second Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2013 on December 11, 2013 (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (File No.001-12158) filed with the Commission on April 30, 2014).

2.	Amended and Restated Deposit Agreement between Sinopec Shanghai Petrochemical Company Limited and The Bank of New York Mellon dated May 11, 2011(incorporated by reference to Exhibit 2 of our annual report on Form 20-F (File No. 001-12158) filed with the Commission on April 30, 2012).

4.1	Translation of the renewed Product Supply and Sales Services Framework Agreement between Sinopec Shanghai Petrochemical Company Limited and China Petroleum & Chemical Corporation as approved in the Second Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2013 on December 11, 2013 (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F (File No.001-12158) filed with the Commission on April 30, 2014).

4.2	Translation of the renewed Comprehensive Services Framework Agreement between Sinopec Shanghai Petrochemical Company Limited and China Petrochemical Corporation as approved in the Second Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2013 on December 11, 2013 (incorporated by reference to Exhibit 4.2 of our annual report on Form 20-F (File No.001-12158) filed with the Commission on April 30, 2014).

4.3	Translation of the Property Right Transaction Agreement with Sinopec Sales Company Limited as approved in the eighteenth meeting of the seventh session of the board of directors of Sinopec Shanghai Petrochemical Company Limited on December 5, 2013 (incorporated by reference to Exhibit 4.3 of our annual report on Form 20-F (File No.001-12158) filed with the Commission on April 30, 2014).

4.4	English summary of principal terms of the Share Option Scheme as adopted at the second meeting of the eighth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited on August 15, 2014 (incorporated by reference to Appendix I of our Form 6-K (File No.001-12158) filed with the Commission on November 6, 2014).

8	A list of subsidiaries of Sinopec Shanghai Petrochemical Company Limited.

12.1	Certification of President Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of President Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Letter from KPMG regarding Item 16F of this annual report (incorporated by reference to Exhibit 15.1 of our annual report on Form 20-F (File No. 001-12158) filed with the Commission on April 30, 2013).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 27, 2016	/s/ WANG ZHIQING
Wang Zhiqing, President

Sinopec Shanghai Petrochemical Company Limited

(Incorporated in the People’s Republic of China with limited liability)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Sinopec Shanghai Petrochemical Company Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

April 27, 2016

Sinopec Shanghai Petrochemical Company Limited

Consolidated Income Statement

For the year ended 31 December 2015

		Year ended 31 December
	Note	2013 RMB’000		2014 RMB’000		2015 RMB’000

Revenue	5		115,490,326		102,126,247		80,748,138
Sales taxes and surcharges			(9,987,148)		(9,401,283)		(13,710,933)

Net Sales			105,503,178		92,724,964		67,037,205
Cost of sales	10		(103,225,914)		(92,910,062)		(62,757,106)

Gross profit/(loss)			2,277,264		(185,098)		4,280,099

Selling and administrative expenses	10		(691,020)		(564,161)		(600,859)
Other operating income	6		673,384		261,585		234,924
Other operating expenses	7		(67,362)		(100,226)		(33,871)
Other gains-net	8		—		—		28,639

Operating profit/(loss)			2,192,266		(587,900)		3,908,932

Finance income	9		498,416		64,673		49,302
Finance expenses	9		(376,696)		(424,371)		(293,081)

Finance income /(expense) – net			121,720		(359,698)		(243,779)

Share of profit of investments accounted for using the equity method	19		130,667		57,654		572,035

Profit/(loss) before income tax			2,444,653		(889,944)		4,237,188

Income tax (expense)/benefit	12		(379,151)		214,184		(926,777)

Profit/(loss) for the year			2,065,502		(675,760)		3,310,411

Profit/(loss) attributable to:
-Owners of the Company			2,055,328		(692,222)		3,274,308
-Non-controlling interests			10,174		16,462		36,103

			2,065,502		(675,760)		3,310,411

Earnings/(loss) per share attributable to owners of the Company for the year (expressed in RMB per share)

Basic earnings/(loss) per share	13	RMB	0.190	RMB	(0.064)	RMB	0.303

Diluted earnings/(loss) per share	13	RMB	0.190	RMB	(0.064)	RMB	0.303

The notes on pages F-10 to F-73 are an integral part of these consolidated financial statements.

Wang Zhiqing	Ye Guohua
Chairman and General Manager	Director and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2015

		Year ended 31 December
	Note	2013 RMB’000	2014 RMB’000	2015 RMB’000

Profit/(loss) for the year		2,065,502	(675,760)	3,310,411
Other comprehensive income for the year, net of tax		—	—	—

Total comprehensive income /(loss) for the year		2,065,502	(675,760)	3,310,411

Attributable to:
– Owners of the Company		2,055,328	(692,222)	3,274,308
– Non-controlling interests		10,174	16,462	36,103

Total comprehensive income /(loss) for the year		2,065,502	(675,760)	3,310,411

The notes on pages F-10 to F-73 are an integral part of these consolidated financial statements.

Wang Zhiqing	Ye Guohua
Chairman and General Manager	Director and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Consolidated Balance Sheet

As At 31 December 2015

			As at 31 December
	Note		2014 RMB’000	2015 RMB’000

Assets

Non-current assets
Lease prepayment and other assets	14		1,043,591	783,016
Property, plant and equipment	15		15,541,575	14,383,319
Investment properties	16		415,842	405,572
Construction in progress	17		542,878	722,520
Investments accounted for using the equity method	19		2,936,262	3,311,139
Deferred income tax assets	12		915,069	71,045

			21,395,217	19,676,611

Current assets
Inventories	20		5,930,703	4,178,188
Trade receivables	21		630,883	488,560
Bills receivable	21		1,365,677	991,273
Other receivables and prepayments	21		268,869	245,401
Amounts due from related parties	21,29	(c)	1,035,085	1,163,128
Cash and cash equivalents	22		279,198	1,077,430

			9,510,415	8,143,980

Total assets			30,905,632	27,820,591

Equity and liabilities

Equity attributable to owners of the Company
Share capital	23		10,800,000	10,800,000
Reserves	24		5,700,272	8,997,282

			16,500,272	19,797,282
Non-controlling interests			271,395	297,038

Total equity			16,771,667	20,094,320

Sinopec Shanghai Petrochemical Company Limited

Consolidated Balance Sheet (Continued)

As at 31 December 2015

			As at 31 December
	Note		2014 RMB’000	2015 RMB’000

Liabilities

Non-current liabilities
Borrowings	26		1,632,680	—
Deferred income	27		16,436	—

			1,649,116	—

Current liabilities
Borrowings	26		4,078,195	2,070,000
Advance from customers	28		591,059	561,721
Trade payables	28		2,920,459	1,562,232
Bills payable	28		11,714	—
Other payables	28		1,831,263	1,898,754
Amounts due to related parties	28,29	(c)	3,042,197	1,573,967
Income tax payable			9,962	59,597

			12,484,849	7,726,271

Total liabilities			14,133,965	7,726,271

Total equity and liabilities			30,905,632	27,820,591

The notes on pages F-10 to F-73 are an integral part of these consolidated financial statements.

The consolidated financial statements on pages F-3 to F-9 were approved by the Board of Directors on 27 April 2016 and were signed on its behalf.

Wang Zhiqing	Ye Guohua
Chairman and General Manager	Director and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Change in Equity

For the year ended 31 December 2015

		Attributable to owners of the Company
	Note	Share capital RMB’000	Share premium RMB’000	Other reserves RMB’000	Retained earnings RMB’000	Total RMB’000	Non-controlling interests RMB’000	Total equity RMB’000

Balance at 1 January 2013		7,200,000	2,420,841	5,164,129	1,252,196	16,037,166	266,783	16,303,949

Total comprehensive income/(loss) for the year		—	—	—	2,055,328	2,055,328	10,174	2,065,502

Dividends proposed and approved		—	—	—	(360,000)	(360,000)	—	(360,000)
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	—	(17,895)	(17,895)
Appropriation to statutory reserve		—	—	201,220	(201,220)	—	—	—
Share premium converted into share capital		2,420,841	(2,420,841)	—	—	—	—	—
Surplus reserves converted into share capital		1,179,159	—	(1,179,159)	—	—	—	—
Utilization of safety production fund		—	—	(2,347)	2,347	—	—	—

Balance at 31 December 2013		10,800,000	—	4,183,843	2,748,651	17,732,494	259,062	17,991,556

		Attributable to owners of the Company
	Note	Share capital RMB’000	Other reserves RMB’000	Retained earnings RMB’000	Total RMB’000	Non-controlling interests RMB’000	Total equity RMB’000
Balance at 1 January 2014		10,800,000	4,183,843	2,748,651	17,732,494	259,062	17,991,556

Total comprehensive (loss)/income for the year		—	—	(692,222)	(692,222)	16,462	(675,760)

Dividends proposed and approved	30	—	—	(540,000)	(540,000)	—	(540,000)
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(4,129)	(4,129)
Utilization of safety production fund	24	—	(4,567)	4,567	—	—	—

Balance at 31 December 2014		10,800,000	4,179,276	1,520,996	16,500,272	271,395	16,771,667

Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Change in Equity (Continued)

For the year ended 31 December 2015

		Attributable to owners of the Company
	Note	Share capital RMB’000	Other reserves RMB’000	Retained earnings RMB’000	Total RMB’000	Non-controlling interests RMB’000	Total equity RMB’000

Balance at 1 January 2015		10,800,000	4,179,276	1,520,996	16,500,272	271,395	16,771,667

Total comprehensive income for the year		—	—	3,274,308	3,274,308	36,103	3,310,411

Employees share option scheme	25	—	22,702	—	22,702	—	22,702

Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(10,460)	(10,460)
Utilization of safety production fund	24	—	(312)	312	—	—	—

Balance at 31 December 2015		10,800,000	4,201,666	4,795,616	19,797,282	297,038	20,094,320

The notes on pages F-10 to F-73 are an integral part of these consolidated financial statements.

Wang Zhiqing	Ye Guohua
Chairman and General Manager	Director and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Cash Flows

For the year ended 31 December 2015

		Year ended 31 December
	Note	2013 RMB’000	2014 RMB’000	2015 RMB’000
Cash flows from operating activities
Cash generated from operations	31	5,489,426	4,050,016	5,176,515
Interest paid to related parties		(20,762)	(58,619)	(32,400)
Interest paid to third parties		(361,368)	(318,892)	(178,173)
Income tax paid		(8,758)	(10,097)	(33,118)

Net cash generated from operating activities		5,098,538	3,662,408	4,932,824

Cash flows from investing activities
Cash received from entrusted lending		70,000	78,000	82,000
Dividends received from joint ventures and associates		64,226	98,824	216,530
Proceeds from disposal of property, plant and equipment and other long-term assets		599,181	24,462	16,875
Proceeds from disposal of associates		—	14,822	—
Interest received from related parties		943	1,057	624
Interest received from third parties		89,541	63,540	46,263
Purchases of property, plant and equipment from related parties		(265,607)	(169,763)	(74,702)
Purchases of property, plant and equipment and other long-term assets from third parties		(1,057,530)	(919,505)	(620,575)
Investment in an associate		(60,000)	(11,541)	—
Cash payment of entrusted lending		(70,000)	(90,000)	(106,000)

Net cash used in investing activities		(629,246)	(910,104)	(438,985)

Cash flows from financing activities
Proceeds from borrowings from related parties		3,374,845	7,070,000	5,720,000
Proceeds from borrowings from third parties		51,662,767	44,315,298	26,279,758
Repayments of borrowings to related parties		(3,524,845)	(6,070,000)	(6,420,000)
Repayments of borrowings to third parties		(55,631,102)	(47,374,473)	(29,264,713)
Dividends paid to the Company’s shareholders		(360,630)	(543,157)	(287)
Dividends paid by subsidiaries to non-controlling interests		(17,895)	(4,129)	(10,460)

Net cash used in financing activities		(4,496,860)	(2,606,461)	(3,695,702)

Net (decrease)/increase in cash and cash equivalents		(27,568)	145,843	798,137
Cash and cash equivalents at beginning of the year	22	160,962	133,256	279,198
Exchange (loss)/gain on cash and cash equivalents		(138)	99	95

Cash and cash equivalents at end of the year	22	133,256	279,198	1,077,430

The notes on pages F-10 to F-73 are an integral part of these consolidated financial statements.

Wang Zhiqing	Ye Guohua
Chairman and General Manager	Director and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

1	General information

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

The Company completed its initial public offerings in 1993. Its shares commenced listing on the Stock Exchange of Hong Kong Limited (“H shares”) and the New York Stock Exchange in the form of American Depositary Shares (“ADS”) on 26 July 1993, and were also listed on the Shanghai Stock Exchange (“ordinary A shares”) on 8 November 1993.

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

The 15th meeting of the 7th term of Board of Directors was held on 28 August 2013 and the Company proposed and passed a resolution regarding interim cash dividend for the first half of 2013 and the conversion of share premium and surplus reserve to share capital. The resolution included a distribution of 5 shares and a cash dividend distribution of RMB0.5 (tax included) for every 10 shares based on the 7,200,000 thousands ordinary shares as at 30 June 2013. Among the 5 shares distributed, 3.36 shares were converted from share premium of RMB2,420,841 thousands and 1.64 shares were converted from surplus reserves of RMB1,179,159 thousands. The resolution were approved by the extraordinary general meeting of shareholders, A share class shareholders meeting and H shares class shareholders meeting on 22 Oct 2013, respectively. As at 31 December 2014 and 2015, total shares of the Company were 10,800,000 thousands.

The Company and its subsidiaries (“the Group”) are principally engaged in processing crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

These consolidated financial statements are presented in thousands of Renminbi Yuan (RMB), unless otherwise stated. These financial statements have been approved for issue by the Board of Directors on 27 April 2016.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

2	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (IASB). The consolidated financial statements have been prepared under the historical cost convention.

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

(a)	New and amended standards adopted by the Group

The following amendments to standards have been adopted by the Group for the first time for the financial year beginning on 1 January 2015. None of them have a material impact on the Group.

•	Amendment from annual improvements to IFRSs – 2010 – 2012 Cycle, on IFRS 8, ‘Operating segments’, IAS 16, ‘Property, plant and equipment’ and IAS 38, ‘Intangible assets’ and IAS 24, ‘Related party disclosures’;

•	Amendments from annual improvements to IFRSs – 2011 – 2013 Cycle, on IFRS 3, ‘Business combinations’, IFRS 13, ‘Fair value measurement’ and IAS 40, ‘Investment property’.

(b)	New Hong Kong Companies Ordinance (Cap.622)

In addition, the requirements of Part 9 “Accounts and Audit” of the new Hong Kong Companies Ordinance (Cap. 622) come into operation during the financial year, as a result, there are changes to presentation and disclosures of certain information in the consolidated financial statements.

(c)	New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2015, and have not been applied in preparing these consolidated financial statements. Those applicable to the Group are listed below.

IFRS 9, ‘Financial instruments’, on classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. This standard is effective for accounting periods beginning on or after 1 January 2018. It is expected to have no significant impact on the consolidated financial statement of the Group.

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. This standard is effective for annual periods beginning on or after 1 January 2018. The Group is assessing IFRS 15’s full impact.

IFRS 16, ‘Lease’ provides updated guidance on the definition of leases, and the guidance on the combination and separation of contracts and requires lessees to recognise lease liability reflecting future lease payments and a ‘right-of-use-asset’ for almost all lease contracts, with an exemption for certain short-term leases and leases of low-value assets. This standard is effective for annual periods beginning on or after 1 January 2019. The Group is assessing the impact of IFRS 16.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

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

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in accordance with IAS 39 in profit or loss. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired, is recorded as goodwill. If the total consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the identifiable net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

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

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

2	Summary of significant accounting policies (continued)

2.2	Subsidiaries (continued)

2.2.1	Consolidation (continued)

(c)	Disposal of subsidiaries

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.2.2	Separate financial statements

Investments in subsidiaries are accounted for at cost less impairment. Cost includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

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

An associate is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investments in associates include goodwill identified on acquisition. Upon the acquisition of the ownership interest in an associate, any difference between the cost of the associate and the Group’s share of the net fair value of the associate’s identifiable assets and liabilities is accounted for as goodwill.

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

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

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

Gain or losses on dilution of equity interest in associates are recognised in the income statement.

2.4	Joint arrangements

The Group has applied IFRS 11 to all joint arrangements. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures. Joint ventures are accounted for using the equity method.

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

2	Summary of significant accounting policies (continued)

2.6	Foreign currency translation

(a)	Functional and presentation currency

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

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the income statement within ‘finance income or expenses’. All other foreign exchange gains and losses are presented in the income statement within ‘other gains-net’.

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

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within ‘Other gains-net’ in the income statement.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

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

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

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

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for the amounts that are settled or expected to be settled more than 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables comprise ‘trade receivables, bills receivable and other receivables’ and ‘cash and cash equivalents’ in the balance sheet (Note 2.17 and 2.18).

(c)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

2	Summary of significant accounting policies (continued)

2.12	Financial assets (continued)

2.12.2	Recognition and measurement

Regular way purchases and sales of financial assets are recognized on the trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within ‘Other gains-net’ in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statement as part of other income when the Group’s right to receive payments is established.

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

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

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

For loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

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

For debt securities, if any such evidence exists, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed through the consolidated income statement.

For equity investments, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in profit or loss. Impairment losses recognised in the consolidated income statement on equity instruments are not reversed through the consolidated income statement.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

2	Summary of significant accounting policies (continued)

2.15	Derivative financial instruments

Derivative financial instruments of the Group are foreign exchange forward contracts, which was not designated as hedges.

Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value.

Fair values are obtained from quoted market prices in active markets, including recent market transactions, and through the use of valuation techniques, including discounted cash flow models and options pricing models, as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e., the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable markets. When such evidence exists, the Group recognizes profits (losses) on that day.

2.16	Inventories

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

2.17	Trade receivables, bills receivable and other receivables

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

2.18	Cash and cash equivalents

In the consolidated statement of cash flows, cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. In the Group’s balance sheet, bank overdrafts are shown within borrowings in current liabilities.

2.19	Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

2	Summary of significant accounting policies (continued)

2.20	Safety production fund

Under China’s law and regulation, the Group is required to accrue safety production fund at a certain percentage of the sales of dangerous goods. The fund is earmarked for improving the safety of production. The fund is accrued from retained earnings to other reserves and converted back to retained earnings when used.

2.21	Trade payables and other payables

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

2.22	Borrowings

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

2.23	Borrowing costs

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

2	Summary of significant accounting policies (continued)

2.24	Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

(a)	Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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

Outside basis differences

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, associates and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Generally the Group is unable to control the reversal of the temporary difference for associates. Only when there is an agreement in place that gives the Group the ability to control the reversal of the temporary difference in the foreseeable future, deferred tax liability in relation to taxable temporary differences arising from the associate’s undistributed profits is not recognised.

Deferred income tax assets are recognized on deductible temporary differences arising from investments in subsidiaries, associates and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilised.

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

2	Summary of significant accounting policies (continued)

2.25	Employee benefits

(a)	Pension obligations

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

2.26	Share-based payment

(a)	Equity-settled share-based payment transactions

The Group operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted:

•	may including any market performance conditions such as an entity’s share price;

•	excluding the impact of any service and non-market performance vesting conditions such as profitability, sales growth targets and remaining an employee of the entity over a specified time period; and

•	including the impact of any non-vesting conditions such as the requirement for employees to save or holding shares for a specified period of time.

At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-marketing performance and service conditions. It recognises the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity.

In addition, in some circumstances employees may provide services in advance of the grant date and therefore the grant date fair value is estimated for the purposes of recognising the expense during the period between service commencement period and grant date.

When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (and share premium).

(b)	Share-based payment transactions among Group entities

The grant by the Company of options over its equity instruments to the employees of subsidiary undertakings in the Group is treated as a capital contribution. The fair value of employee services received, measured by reference to the grant date fair value, is recognised over the vesting period as an increase to investment in subsidiary undertakings, with a corresponding credit to equity in the parent entity accounts.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

2	Summary of significant accounting policies (continued)

2.27	Provisions

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

2.28	Revenue recognition

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

2	Summary of significant accounting policies (continued)

2.29	Interest income

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

2.30	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.31	Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in the income statement over the useful life of the asset by way of reduced depreciation expense.

2.32	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

2.33	Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.34	Research and development costs

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

2	Summary of significant accounting policies (continued)

2.35	Related parties

(i)	A person, or a close member of that person’s family, is related to the Group if that person:

(1)	has control or joint control over the Group;

(2)	has significant influence over the Group; or

(3)	is a member of the key management personnel of the Group or the Group’s parent.

(ii)	An entity is related to the Group if any of the following conditions applies:

(1)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(2)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(3)	Both entities are joint ventures of the same third party.

(4)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(5)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(6)	The entity is controlled or jointly controlled by a person identified in (i).

(7)	A person identified in (i)(1) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

3	Financial risk management

3.1	Financial risk factors

The Group’s activities exposed it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and cash flow interest rate risk), credit risk, liquidity risk and commodity price risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and commodity markets and seeks to minimise potential adverse effects on the Group’s financial performance.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(a)	Market risk

(i)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Nevertheless the Group is exposed to foreign exchange risk arising from the recognised assets and liabilities (mainly trade payables and borrowings), and future transactions denominated in foreign currencies, primarily with respect to USD and EUR. The Group’s finance department at its headquarter is responsible for monitoring the amount of assets and liabilities and transactions denominated in foreign currencies to minimise the foreign exchange risk. The Group entered into forward foreign exchange contracts to mitigate foreign exchange risk arising from borrowings denominated in EUR (Note 8). As at 31 December 2015, the Group had no outstanding borrowings denominated in USD or EUR.

As at 31 December 2015, if the foreign currencies had weakened/strengthened by 5% against RMB with all other variables held constant, the Group’s net profit for the year would have been 3,605 thousands increased/decreased as a result of foreign exchange gains/losses which is mainly resulted from the translation of USD denominated trade payables (2014: RMB107,395 thousands decreased/increased in net loss which was mainly resulted from the translation of USD denominated trade payables and EUR denominated borrowings).

(ii)	Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from short-term and long-term interest bearing borrowings. Borrowings obtained at variable rates expose the Group to cash flow interest rate risk. Borrowings obtained at fixed rates expose the Group to fair value interest rate risk. The Group determines the relative proportions of its fixed rate and floating rate contracts depending on the prevailing market conditions. As at 31 December 2015, the Group’s short-term interest bearing borrowings denominated with floating rates amounted to RMB2,000,000 thousands (31 December 2014: the Group’s short-term and long-term interest bearing borrowings denominated with floating rates amounted to RMB4,640,875 thousands), which represented 97% of total borrowing balance.

The Group’s finance department at its headquarter continuously monitors the interest rate position of the Group. Increases in interest rates will increase the cost of new borrowing and the interest expenses with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. The Group makes adjustments timely with reference to the latest market conditions and may enter into interest rate swap agreements to mitigate its exposure to interest rate risk. During the years ended 31 December 2015 and 2014, the Group did not enter into any interest rate swap agreements.

As at 31 December 2015, if interest rates on the floating rate borrowings had risen/fallen by 50 basis points while all other variables had been held constant, the Group’s net profit would have decreased/increased by approximately RMB7,500 thousands (31 December 2014: RMB17,403 thousands increased/decreased in net loss).

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(b)	Credit risk

Credit risk is managed on group basis. It mainly arises from cash at bank, trade receivables, other receivables, bills receivable, etc.

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

(c)	Liquidity risk

Cash flow forecast is performed by the operating entities of the Group and aggregated by Group finance. Group finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institution so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and its ability to obtain adequate external financing to support its working capital and meet its debt obligation when they become due. As at 31 December 2015, the Group had standby credit facilities with several PRC financial institutions which provided the Group to borrow up to RMB28,179,120 thousands, within which the maturity dates of unused facility amounted to RMB8,300,000 thousands will be after 31 December 2016 as disclosed in Note 26. Management assessed that all the facilities could be renewed upon the expiration dates.

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. As at 31 December 2015, the Group held cash and cash equivalents of RMB1,077,430 thousands ( at 31 December 2014: RMB279,198 thousands) (Note 22) and trade receivables of RMB488,560 thousands (2014: RMB630,883 thousands) (Note 21) that can be readily realized to provide further source of cash when the need arises.

The table below analyses the Group’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(c)	Liquidity risk (continued)

	Less than 1 year RMB’000	Between 1 and 2 years RMB’000	Between 2 and 5 years RMB’000	Over 5 years RMB’000	Total RMB’000

At 31 December 2015

Borrowings	2,103,881	—	—	—	2,103,881
Trade payables	1,562,232	—	—	—	1,562,232
Other payables	549,934	—	—	—	549,934
Amounts due to related parties	1,555,802	—	—	—	1,555,802

	5,771,849	—	—	—	5,771,849

	Less than 1 year RMB’000	Between 1 and 2 years RMB’000	Between 2 and 5 years RMB’000	Over 5 years RMB’000	Total RMB’000

At 31 December 2014

Borrowings	4,172,821	1,648,830	—	—	5,821,651
Bills payable	11,714	—	—	—	11,714
Trade payables	2,920,459	—	—	—	2,920,459
Other Payables	519,887	—	—	—	519,887
Amounts due to related parties	3,020,683	—	—	—	3,020,683

	10,645,564	1,648,830	—	—	12,294,394

(d)	Commodity price risk

The Group principally engages in processing crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. The selling price of petroleum products is periodically adjusted by government department based on the market price adjustment mechanism, and generally in connection with the crude oil price. The selling prices of synthetic fibres, resins and plastics and intermediate petrochemicals are market prices. The Group did not have any derivative financial instrument such as commodity futures and swaps, therefore the fluctuation of crude oil price could have significant impact on the Group.

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

3	Financial risk management (continued)

3.2	Capital management (continued)

The gearing ratios at 31 December 2015 and 31 December 2014 were as follows:

	As at 31 December
	2014 RMB’000	2015 RMB’000

Total borrowings(Note 26)	5,710,875	2,070,000
Less: cash and cash equivalents (Note 22)	(279,198)	(1,077,430)

Net debt	5,431,677	992,570
Total Equity	16,771,667	20,094,320

Total Capital	22,203,344	21,086,890

Gearing ratio	24.46%	4.71%

The decrease in the gearing ratio during the year ended 31 December 2015 resulted primarily from the significantly improved profitability and the early repayment of some bank loans before its maturity

3.3	Fair value estimation

The Company analyses the financial instruments carried at fair value, as at 31 December 2015 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorised into three levels within the fair value hierarchy as follows:

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

Financial assets and financial liabilities not measured at fair value mainly represent cash and cash equivalents, bills receivable, trade receivables and other receivables (except for the prepayments), trade and other payables (except for the advance from customers, staff salaries and welfare payables and other taxes payables) and borrowings. As at 31 December 2015, the carrying amounts of these financial assets and liabilities not measured at fair value are a reasonable approximation of their fair value.

As at 31 December 2015, the Group had no unsettled forward contract (Note 8).

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

3	Financial risk management (continued)

3.4	Offsetting financial assets and financial liabilities

(a)	Financial assets

	As at 31 December
	2014 RMB’000	2015 RMB’000

Gross amount of recognised amounts due from related parties	1,082,558	1,227,020
Gross amount of recognised amounts due to related parties set off in the balance sheet	(47,473)	(63,892)

Net amounts of amounts due from related parties presented in the balance sheet	1,035,085	1,163,128

(b)	Financial liabilities

	As at 31 December
	2014 RMB’000	2015 RMB’000

Gross amount of recognised amounts due to related parties	3,089,670	1,637,859
Gross amount of recognised amounts due from related parties set off in the balance sheet	(47,473)	(63,892)

Net amounts of amounts due to related parties presented in the balance sheet	3,042,197	1,573,967

According to the offsetting master arrangement entered into in October 2014 between the Company and its related party, Shanghai Secco Petrochemical Company Limited, the relevant financial assets and liabilities of each operating agreement between the Group and Shanghai Secco Petrochemical Company Limited, are settled on a net basis each month.

4	Critical accounting estimates and assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

4	Critical accounting estimates and judgments (continued)

4.1	Critical accounting estimates and assumptions (continued)

(b)	Useful life and residual value of property, plant and equipment

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

(c)	Allowance for diminution in value of inventories

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

(d)	Recognition of deferred tax assets

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

In making the assessment of whether it is probable the Group will realize or utilise the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilize the deferred tax assets recognized at 31 December 2015, the Group would need to generate future taxable income of at least RMB284 million. Based on estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income to utilize the deferred tax assets.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

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

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise investments accounted for using the equity method, deferred income tax assets, cash and cash equivalents and incomes relating to these assets (such as share of profit of investments accounted for using equity method and interest income), borrowings and interest expenses, and corporate assets and expenses.

The Group principally operates in five operating segments: synthetic fibres, resins and plastics, intermediate petrochemicals, petroleum products and trading of petrochemical products. Synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products are produced through intermediate steps from the principal raw material of crude oil. The specific products of each segment are as follows:

(i)	The synthetic fibres segment produces primarily polyester and acrylic fibres, which are mainly used in the textile and apparel industries.

(ii)	The resins and plastics segment produces primarily polyester chips, polyethylene resins and films, polypropylene resins and PVA granules. The polyester chips are used to produce polyester fibres, coating and containers. Polyethylene resins and plastics are used to produce insulated cable, mulching films and moulded products such as housewares and toys. Polypropylene resins are used for films, sheets and moulded products such as housewares, toys, consumer electronics and automobile parts.

(iii)	The intermediate petrochemicals segment primarily produces p-xylene, benzene and ethylene oxide. The intermediate petrochemicals produced by the Group are both served as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres, and sold to external customers.

(iv)	The petroleum products segment is equipped with crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstock of the Group’s downstream processing facilities. Residual oil and low octane gasoline fuels are co-products of the crude oil distillation process. Part of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of fuels for transportation, industry and household heating usage, such as diesel oil, jet fuel, heavy oil and liquefied petroleum gas.

(v)	The trading of petrochemical products segment is primarily engaged in importing and exporting of petrochemical products. The products are sourced from international and domestic suppliers.

(vi)	Other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include investment property leasing, service provision and a variety of other commercial activities, which are not included in the above five operating segments.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

5	Segment information (continued)

	2013			2014			2015
	Total segment revenue	Inter- segment revenue	Revenue from external customers	Total segment revenue	Inter- segment revenue	Revenue from external customers	Total segment revenue	Inter- segment revenue	Revenue from external customers
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Synthetic fibers	3,264,518	—	3,264,518	2,935,540	—	2,935,540	2,397,015	—	2,397,015
Resins and plastics	14,685,256	244,977	14,440,279	12,895,531	241,131	12,654,400	10,348,002	106,042	10,241,960
Intermediate petrochemicals	38,120,472	19,437,514	18,682,958	27,988,970	15,408,977	12,579,993	23,305,685	13,697,886	9,607,799
Petroleum products	73,054,807	6,133,970	66,920,837	63,510,346	5,266,442	58,243,904	47,473,490	3,579,131	43,894,359
Trading of petrochemical products	14,504,014	3,344,902	11,159,112	17,612,914	2,820,482	14,792,432	16,940,621	3,220,905	13,719,716
Others	2,291,338	1,268,716	1,022,622	1,974,929	1,054,951	919,978	1,429,317	542,028	887,289

	145,920,405	30,430,079	115,490,326	126,918,230	24,791,983	102,126,247	101,894,130	21,145,992	80,748,138

	2013 RMB’000	2014 RMB’000	2015 RMB’000

Profit/(loss) from operations

Petroleum products	2,177,264	(29,289)	1,862,304
Resins and plastics	(766,311)	(331,540)	1,218,598
Intermediate petrochemicals	1,064,035	131,830	956,820
Trading of petrochemical products	105,518	66,106	15,165
Synthetic fibres	(602,907)	(581,923)	(356,399)
Others	214,667	156,916	212,444

Profit/(loss) from operations	2,192,266	(587,900)	3,908,932

Net finance income/(costs)	121,720	(359,698)	(243,779)
Share of profit of investments accounted for using the equity method	130,667	57,654	572,035

Profit/(loss) before taxation	2,444,653	(889,944)	4,237,188

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

5	Segment information (continued)

Other profit and loss disclosures

	2013		2014			2015
	Depreciation and amortisation RMB’000	Impairment loss and inventory write- down RMB’000	Depreciation and amortisation RMB’000	Impairment loss and inventory write- down RMB’000	Depreciation and amortisation RMB’000	Impairment loss and inventory write-down RMB’000

Synthetic fibres	(183,918)	(26,469)	(185,209)	(28,942)	(159,472)	(4,768)
Resins and plastics	(304,972)	(744)	(233,014)	(114)	(122,558)	(339)
Intermediate petrochemicals	(765,785)	(5,629)	(621,545)	(25,018)	(552,833)	(50,430)
Petroleum products	(1,068,951)	—	(1,009,980)	(138,624)	(979,911)	(3,168)
Trading of petrochemical products	(234)	—	(227)	(3,630)	(175)	(13,150)
Others	(214,832)	(6,996)	(223,500)	(27,711)	(230,012)	(23,770)

	(2,538,692)	(39,838)	(2,273,475)	(224,039)	(2,044,961)	(95,625)

	As at 31 December
	2014 Total assets RMB’000	2015 Total assets RMB’000
Allocated assets

Synthetic fibres	1,762,111	1,624,351
Resins and plastics	1,714,407	1,578,493
Intermediate petrochemicals	5,339,892	4,557,760
Petroleum products	13,856,761	12,164,426
Trading of petrochemical products	1,312,503	924,622
Others	2,156,341	2,299,088

Allocated assets	26,142,015	23,148,740

Unallocated assets

Investments accounted for using the equity method	2,936,262	3,311,139
Cash and cash equivalents	279,198	1,077,430
Deferred tax assets	915,069	71,045
Others	633,088	212,237

Unallocated assets	4,763,617	4,671,851

Total assets	30,905,632	27,820,591

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

5	Segment information (continued)

	As at 31 December
	2014 Total liabilities RMB’000	2015 Total liabilities RMB’000

Allocated liabilities

Synthetic fibres	340,837	272,717
Resins and plastics	947,649	646,347
Intermediate petrochemicals	1,028,939	675,470
Petroleum products	4,812,737	3,059,334
Trading of petrochemical products	1,172,575	948,775
Others	120,353	53,628

Allocated liabilities	8,423,090	5,656,271

Unallocated liabilities

Borrowings – current part	4,078,195	2,070,000
Borrowings – non-current part	1,632,680	—

Unallocated liabilities	5,710,875	2,070,000

Total liabilities	14,133,965	7,726,271

	2013 RMB’000	2014 RMB’000	2015 RMB’000

Additions to property, plant and equipment, construction in progress, lease prepayment and other assets

Synthetic fibres	120,570	39,408	38,629
Resins and plastics	60,464	58,955	94,935
Intermediate petrochemicals	570,214	668,075	180,806
Petroleum products	728,782	573,834	546,996
Others	104,568	172,011	96,886

	1,584,598	1,512,283	958,252

6	Other operating income

	2013 RMB’000	2014 RMB’000	2015 RMB’000
Government grants	49,658	172,829	150,116
Rental income from investment property	40,241	48,555	48,553
Income from pipeline transportation services	9,262	8,059	6,731
Others	574,223	32,142	29,524

	673,384	261,585	234,924

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

7	Other operating expenses

	2013 RMB’000	2014 RMB’000	2015 RMB’000
Cost related to lease of investment property	(13,276)	(13,306)	(13,453)
Others	(54,086)	(86,920)	(20,418)

	(67,362)	(100,226)	(33,871)

8	Other gains - net

	2013 RMB’000	2014 RMB’000	2015 RMB’000
Forward foreign exchange contracts (Note a)	—	—	37,154
Others	—	—	(8,515)

	—	—	28,639

Note(a):During the year ended 31 December 2015, the Group entered into forward foreign exchange contracts to mitigate foreign exchange risk from borrowings denominated in EUR. For the year ended 31 December 2015, gain from realised forward foreign exchange contracts amounted to RMB37,154 thousands (2014 and 2013: Nil), which was recognised in other gains of the consolidated income statement. As at 31 December 2015, the Group had no unsettled forward foreign exchange contract (31 December 2014 and 2013: Nil).

9	Finance income and costs

	2013 RMB’000	2014 RMB’000	2015 RMB’000

Interest income	498,416	64,673	49,302

Finance income	498,416	64,673	49,302

Interest on bank and other borrowings	(376,696)	(375,808)	(215,460)
Less: amounts capitalized on qualifying assets	—	1,208	3,518

Net interest expense	(376,696)	(374,600)	(211,942)
Net foreign exchange loss	—	(49,771)	(81,139)

Finance expenses	(376,696)	(424,371)	(293,081)

Finance income/(expenses) net	121,720	(359,698)	(243,779)

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

10	Expense by nature

	2013 RMB’000	2014 RMB’000	2015 RMB’000

Cost of raw material and trading products	95,718,567	86,087,588	55,056,458
Employee benefit expenses (Note 11)	2,652,768	2,627,357	2,595,646
Depreciation and amortisation (Note 14, 15,16)	2,538,692	2,273,475	2,044,961
Repairs and maintenance expenses	1,126,828	1,088,314	978,845
Transportation costs	451,891	354,735	337,454
Impairment loss (Note 15, 17,21)	(327)	10,439	50,757
Inventory write-down (Note 20)	40,165	213,600	44,868
Sales commissions (Note 29)	152,331	113,162	112,245
Auditors’ remuneration - audit services	7,800	7,800	7,800
Change of goods in process and finished goods	124,799	(546,246)	855,692
Other expenses	1,103,420	1,243,999	1,273,239

Total cost of sales, selling and administrative expenses	103,916,934	93,474,223	63,357,965

11	Employee benefit expenses

	2013 RMB’000	2014 RMB’000	2015 RMB’000
Wages and salaries	1,739,682	1,731,459	1,719,419
Social welfare costs	705,195	696,925	694,415
Share options granted to directors and employees (Note 25)	—	—	22,702
Others	207,891	198,973	159,110

Total employee benefit expense	2,652,768	2,627,357	2,595,646

(i)	Five highest paid individuals

Of the 5 individuals with the highest emoluments in 2014 and 2015, 5 (2013: 4) are directors and supervisors whose emoluments are disclosed in Note 35(i). The emoluments in respect of the other one individual in 2013 is as follows:

	2013 RMB’000	2014 RMB’000	2015 RMB’000
Salaries and other benefits	181	—	—
Retirement scheme contributions	16	—	—
Discretionary bonus	429	—	—

	629	—	—

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

12	Income tax

	2013 RMB’000	2014 RMB’000	2015 RMB’000

-Current income tax	11,177	16,286	82,753
-Deferred taxation	367,974	(230,470)	844,024

	379,151	(214,184)	926,777

A reconciliation of the expected income tax calculated at the applicable tax rate and total profit/(loss) with the actual income tax is as follows:

	2013 RMB’000	2014 RMB’000	2015 RMB’000

Profit/(loss) before taxation	2,444,653	(889,944)	4,237,188

Expected PRC income tax at the statutory tax rate of 25%	611,163	(222,486)	1,059,297
Tax effect of share of profit of investments accounted for using the equity method	(30,167)	(11,913)	(140,509)
Tax effect of other non-taxable income	(23,451)	(18,106)	(19,178)
Tax effect of non-deductible loss, expenses and costs	5,197	5,408	5,486
True up for final settlement of enterprise income taxes in respect of previous year	3,138	11	1,752
Profit on disposal of associates and joint ventures	—	3,496	—
Utilization of previously unrecognized tax losses	(202,721)	(536)	—
Temporary differences for which no deferred income tax asset was recognized in current year	59	12,261	15
Utilization of previously unrecognised temporary differences	—	—	(12,359)
Tax losses for which no deferred income tax asset was recognized	15,933	17,681	32,273

Actual income tax	379,151	(214,184)	926,777

The provision for PRC income tax is calculated at the rate of 25% (2014 and 2013: 25%) on the estimated taxable income of the year ended 31 December 2015 determined in accordance with relevant income tax rules and regulations. The Group did not carry out business overseas and therefore does not incur overseas income taxes.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

12	Income tax (continued)

(i)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2014 RMB’000	2015 RMB’000
Deferred tax assets:
– Deferred tax asset to be recovered after more than 12 months	476,679	47,884
– Deferred tax asset to be recovered within 12 months	449,980	31,862

	926,659	79,746

Deferred tax liabilities:
– Deferred tax liabilities to be recovered after more than 12 months	(8,701)	(5,812)
– Deferred tax liabilities to be recovered within 12 months	(2,889)	(2,889)

	(11,590)	(8,701)

Deferred tax assets net	915,069	71,045

(ii)	Movements in deferred tax assets and liabilities are as follows:

	Balance at 1 January 2014 RMB’000	Recognized in income statement RMB’000	Balance at 31 December 2014 RMB’000
Impairment for bad and doubtful debts, provision for inventories and payroll payables	22,734	36,846	59,580
Deferred income	—	4,109	4,109
Provision for impairment losses in fixed assets, construction in progress and difference in depreciation	74,272	(20,554)	53,718
Capitalisation of borrowing costs	(14,479)	2,889	(11,590)
Tax losses carried forward	595,504	208,055	803,559
Others	6,568	(875)	5,693

Deferred tax assets	684,599	230,470	915,069

	Balance at 1 January 2015 RMB’000	Recognized in income statement RMB’000	Balance at 31 December 2015 RMB’000
Impairment for bad and doubtful debts, provision for inventories and payroll payables	59,580	(39,788)	19,792
Deferred income	4,109	(4,109)	—
Provision for impairment losses in fixed assets, construction in progress and difference in depreciation	53,718	(7,131)	46,587
Capitalisation of borrowing costs	(11,590)	2,889	(8,701)
Tax losses carried forward	803,559	(800,684)	2,875
Share option	—	5,675	5,675
Others	5,693	(876)	4,817

Deferred tax assets	915,069	(844,024)	71,045

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

12	Income tax (continued)

The Group recognizes deferred tax assets only to the extent that it is probable that future taxable income will be available against which the assets can be utilized. Based on the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets will be utilized, management believes that it is probable the Group will realize the benefits of these temporary differences for which deferred tax assets have been recognised.

(iii)	Deferred tax assets not recognized

As at 31 December 2014 and 31 December 2015, a subsidiary of the Company did not recognise the deferred tax assets in respect of the impairment losses on property, plant and equipment amounting to RMB432,579 thousands and provision for inventories amounting to RMB46,190 thousands. As at 31 December 2015, certain subsidiaries of the Company did not recognize the deferred tax assets in respect of unused tax losses carried forward for PRC income tax purpose amounting to RMB411,284 thousands (2014: RMB353,952 thousands) because it was not probable that the related tax benefit would be realized

Tax losses carried forward that are not recognised as deferred tax assets will expire in the following years:

	2014 RMB’000	2015 RMB’000
2015	71,759	—
2016	79,526	79,526
2017	68,211	68,211
2018	63,733	63,733
2019	70,723	70,723
2020	—	129,091

	353,952	411,284

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

13	Earnings / (Loss) per share

(a)	Basic

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Company and held as treasury shares.

	2013 RMB’000	2014 RMB’000	2015 RMB’000
Net profit/(loss) attributable to owners of the Company	2,055,328	(692,222)	3,274,308

Weighted average number of ordinary shares in issue(thousands of shares)	10,800,000	10,800,000	10,800,000

Basic earnings/(loss) per share(RMB per share)	RMB0.190	RMB(0.064)	RMB0.303

(b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Company has dilutive potential ordinary shares from share options. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s A shares for year ended 31 December 2015) based on the monetary value of the outstanding share options. The number of ordinary shares in issue is compared with the number of shares that would have been issued assuming the exercise of the share options. The calculation of the diluted earnings/(loss) per share for 2013,2014 and 2015 was shown as:

	2013 RMB’000	2014 RMB’000	2015 RMB’000
Earnings
Profit/(loss) attributable to owners of the Company	2,055,328	(692,222)	3,274,308

Weighted average number of ordinary shares in issue (thousands of shares)	10,800,000	10,800,000	10,800,000
Adjustments for share options granted (thousands of shares)	—	—	9,041

Weighted average number of ordinary shares for diluted earnings per share (thousands of shares)	10,800,000	10,800,000	10,809,041

Diluted earnings/(loss) per share (RMB per share)	RMB0.190	RMB(0.064)	RMB0.303

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

14	Lease prepayment and other assets

	Land use rights RMB’000	Other Intangible assets RMB’000	Long-term prepaid expense RMB’000	Total RMB’000
At 1 January 2014
Cost	708,752	81,085	458,463	1,248,300
Accumulated amortisation	(285,397)	(45,908)	—	(331,305)

Net book amount	423,355	35,177	458,463	916,995

Year ended 31 December 2014
Opening net book amount	423,355	35,177	458,463	916,995
Additions	220	—	558,978	559,198
Charge for the year	(14,690)	(2,922)	(329,532)	(347,144)
Reclassified to other receivables and prepayments	—	—	(85,458)	(85,458)

Closing net book amount	408,885	32,255	602,451	1,043,591

At 31 December 2014
Cost	708,972	81,085	602,451	1,392,508
Accumulated amortisation	(300,087)	(48,830)	—	(348,917)

Net book amount	408,885	32,255	602,451	1,043,591

Year ended 31 December 2015
Opening net book amount	408,885	32,255	602,451	1,043,591
Additions	—	—	148,553	148,553
Charge for the year	(14,690)	(2,922)	(305,035)	(322,647)
Reclassified to other receivables and prepayments	—	—	(86,481)	(86,481)

Closing net book amount	394,195	29,333	359,488	783,016

At 31 December 2015
Cost	708,972	81,085	359,488	1,149,545
Accumulated amortisation	(314,777)	(51,752)	—	(366,529)

Net book amount	394,195	29,333	359,488	783,016

Long-term prepaid expenses are mainly catalyst. As at 31 December 2015, the current portion of catalyst amounted to RMB86,481 thousands (2014: RMB85,458 thousands) was reclassified to other receivables and prepayments, while the net book value of non-current portion was RMB345,414 thousands (31 December 2014: RMB586,171 thousands)

In 2015, the amortisation of RMB322,647 thousands (2014: RMB347,144 thousands,2013: RMB442,071 thousands) has been charged in cost of sales.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

15	Property, plant and equipment

	Buildings RMB’000	Plant and machinery RMB’000	Vehicles and other equipment RMB’000	Total RMB’000
At 1 January 2014
Cost	3,727,436	40,086,904	1,936,874	45,751,214
Accumulated depreciation	(2,028,578)	(24,571,769)	(1,500,465)	(28,100,812)
Impairment loss	(279,099)	(647,656)	(54,168)	(980,923)

Net book amount	1,419,759	14,867,479	382,241	16,669,479

Year ended 31 December 2014
Opening net book amount	1,419,759	14,867,479	382,241	16,669,479
Additions	700	103,500	16,349	120,549
Disposals	(12,300)	(44,380)	(1,748)	(58,428)
Reclassification	19,268	(28,027)	8,759	—
Transferred from construction in progress (Note 17)	36,240	668,152	31,914	736,306
Charge for the year	(94,586)	(1,764,643)	(67,102)	(1,926,331)

Closing net book amount	1,369,081	13,802,081	370,413	15,541,575

At 31 December 2014
Cost	3,757,546	40,353,304	1,931,721	46,042,571
Accumulated depreciation	(2,109,366)	(25,957,875)	(1,507,236)	(29,574,477)
Impairment loss	(279,099)	(593,348)	(54,072)	(926,519)

Net book amount	1,369,081	13,802,081	370,413	15,541,575

Year ended 31 December 2015
Opening net book amount	1,369,081	13,802,081	370,413	15,541,575
Additions	—	127,381	23,295	150,676
Disposals	(452)	(23,337)	(2,479)	(26,268)
Reclassification	48,244	(51,253)	3,009	—
Transferred from construction in progress (Note 17)	11,283	444,904	23,194	479,381
Transferred to investment property (Note 16)	(3,277)	—	—	(3,277)
Charge for the year	(106,439)	(1,539,391)	(62,937)	(1,708,767)
Impairment loss	—	(50,001)	—	(50,001)

Closing net book amount	1,318,440	12,710,384	354,495	14,383,319

At 31 December 2015
Cost	3,813,839	40,630,644	1,903,931	46,348,414
Accumulated depreciation	(2,216,300)	(27,279,363)	(1,495,393)	(30,991,056)
Impairment loss	(279,099)	(640,897)	(54,043)	(974,039)

Net book amount	1,318,440	12,710,384	354,495	14,383,319

In the year ended 31 December 2015, the amount of depreciation expense charged to cost of sales and selling and administrative expense were RMB1,706,595 thousands and RMB2,172 thousands, respectively (2014: were RMB1,926,256 thousands and RMB75 thousands , respectively,2013: RMB2,096,487 thousands and RMB143 thousands)

In the year ended 31 December 2015, as a result of increasing market competition and low profit margin of the relevant products, the management of the Company temporarily shut down the manufacturing of acrylonitrile plant. Therefore, the Company made an impairment provision of RMB50,001 thousands to reduce the related equipment’s carrying amounts to it’s estimated net realizable values (2014 and 2013: Nil)

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

16	Investment property

RMB’000
At 1 January 2014
Cost	552,535
Accumulated depreciation	(123,243)

Net book amount	429,292

Year ended 31 December 2014
Opening net book amount	429,292
Charge for the year	(13,450)

Closing net book amount	415,842

At 1 January 2015
Cost	552,534
Accumulated depreciation	(136,692)

Net book amount	415,842

Year ended 31 December 2015
Opening net book amount	415,842
Transferred from property, plant and equipment (Note 15)	3,277
Charge for the year	(13,547)

Closing net book amount	405,572

At 31 December 2015
Cost	556,884
Accumulated depreciation	(151,312)

Net book amount	405,572

As at 31 December 2015, the Group had no unprovided contractual obligations for future repairs and maintenance (31 December 2014: Nil).

Investment property represents certain floors of an office building leased to other entities including related parties.

The fair value of the investment property of the Group as at 31 December 2015 were estimated by the directors to be approximately RMB1,262,135 thousands by reference to market values of similar properties in the nearby area (31 December 2014: RMB1,198,556 thousands). This fair value estimation was at level 2 of fair value hierarchy by using market observable inputs. The investment property has not been valued by an external independent appraiser.

Rental income of RMB48,553 thousands was received by the Group during the year ended 31 December 2015 (2014: RMB48,555 thousands; 2013: RMB40,241 thousands).

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

17	Construction in progress

	2014	2015
	RMB’000	RMB’000
At 1 January	456,823	542,878
Additions	832,536	659,023
Transferred to property plant and Equipment (Note 15)	(736,306)	(479,381)
Impairment loss (Note a)	(10,175)	—

At 31 December	542,878	722,520

Note a: During the year ended 31 December 2014 , the Group ceased the construction of 50,000 tons per year ethanolamine project and fully provided impairment for this project at its carrying amounts of RMB10,175 thousands.

During the year ended 31 December 2015, the Group capitalised borrowing costs amounting to RMB3,518 thousands (2014: RMB1,208 thousands) on qualifying assets. Borrowing costs were capitalised at the weighted average rate of its general borrowings of 3.47% (2014:3.89%).

18	Subsidiaries

The following list contains the particulars of major subsidiaries of the Group, all of which are limited companies established and operated in the PRC as at 31 December 2015.

Company	Registered capital ’000	Percentage of equity directly held by the Company %	Percentage of equity held by the Group %	Percentage of equity held by non-controlling interests %	Principal activities
Shanghai Petrochemical Investment Development Company Limited	RMB 1,000,000	100.00	100.00	—	Investment management
China Jinshan Associated Trading Corporation	RMB 25,000	67.33	67.33	32.67	Import and export of petrochemical products and equipment
Shanghai Jinchang Engineering Plastics Company Limited	USD 9,154	—	74.25	25.75	Production of Polypropylene compound products
Shanghai Golden Phillips Petrochemical Company Limited	USD 50,000	—	60.00	40.00	Production of polyethylene products
Zhejiang Jin Yong Acrylic Fibre Company Limited	RMB 250,000	75.00	75.00	25.00	Production of acrylic fibre products
Shanghai Golden Conti Petrochemical Company Limited	RMB 545,776	—	100.00	—	Production of petrochemical products
Shanghai Jinshan Trading Corporation	RMB 20,000	—	67.33	32.67	Import and export of petrochemical products

The total comprehensive income attributable to non-controlling interests for the year ended 31 December 2015 is RMB36,103 thousands (2014:16,462 thousands).

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

19	Investments accounted for using the equity method

The amounts recognised in the balance sheet are as follows:

	2014	2015
	RMB’000	RMB’000
Associates
-Share of net assets	2,720,134	3,074,156

Joint ventures
-Share of net assets	216,128	236,983

	2,936,262	3,311,139

The amounts recognised in the share of profit of investments accounted for using the equity method are as follows:

	2014	2015
	RMB’000	RMB’000
Associates	53,429	550,530
Joint ventures	4,225	21,505

	57,654	572,035

Investment in associates

	2014	2015
	RMB’000	RMB’000
At 1 January	2,727,570	2,720,134
Capital contribution	11,541	—
Share of profit	53,429	550,530
Cash dividends distribution	(64,075)	(196,508)
Disposals	(8,331)	—

At 31 December	2,720,134	3,074,156

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

19	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Set out below are the major associates of the Group as at 31 December 2015. The associates as listed below have share capital consisting solely of ordinary shares, which are held directly by the Group; the country of incorporation or registration is also their principal place of business.

Nature of investment in major associates as at 31 December 2015 and 2014

Name of entity	Place of business/country of incorporation	% of ownership interest	Nature of the relationship	Measurement method

Shanghai Secco Petrochemical Company Limited [“Shanghai Secco”]	PRC	20	Manufacturing and distribution of chemical products	Equity
Shanghai Chemical Industry Park Development Company Limited [“Chemical Industry”]	PRC	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC	Equity
Shanghai Jinsen Hydrocarbon Resins Company Limited [“Jinsen”]	PRC	40	Production of resins products	Equity
Shanghai Azbil Automation Company Limited [“Azbil”]	PRC	40	Service and maintenance of building automation systems and products	Equity

Shanghai Secco, Chemical Industry, Jinsen and Azbil are private companies and there are no quoted market prices available for their shares.

There are no contingent liabilities relating to the Group’s interest in the associates.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

19	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Summarised financial information for major associates

Set out below are the summarised financial information for the above associates.

Summarised balance sheet for material associates

As at 31 December 2014	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Current
-Current Assets	4,367,559	2,465,826	124,136	173,827
-Current Liabilities	(2,545,646)	(639,628)	(12,050)	(56,557)
Non-current
-Non-current Assets	9,472,760	2,818,709	94,060	4,538
-Non-current liabilities	(3,806,143)	(1,043,192)	—	—

Net Assets	7,488,530	3,601,715	206,146	121,808

As at 31 December 2015	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Current
-Current Assets	4,879,596	2,486,929	128,354	150,672
-Current Liabilities	(3,532,247)	(404,115)	(7,882)	(41,801)
Non-current
-Non-current Assets	8,033,469	2,693,119	86,514	3,444
-Non-current liabilities	(487,020)	(980,583)	—	—

Net Assets	8,893,798	3,795,350	206,986	112,315

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

19	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Summarised statement of comprehensive income for material associates

2013	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Revenue	29,369,585	5,960	307,067	257,762
Post-tax profit from continuing operations	199,820	123,832	10,868	30,047
Other comprehensive income	—	—	—	—

Total comprehensive income	199,820	123,832	10,868	30,047

Dividends declared by associate	—	40,000	12,586	90,000

2014	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Revenue	26,131,711	566	266,556	276,665
Post-tax (loss)/profit from continuing operations	(339,450)	221,540	12,426	30,153
Other comprehensive income	—	—	—	—

Total comprehensive (loss)/income	(339,450)	221,540	12,426	30,153

Dividends declared by associate	—	30,000	12,115	30,000

2015	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Revenue	23,848,576	1,032	245,060	186,657
Post-tax profit from continuing operations	2,185,268	235,635	8,155	20,507
Other comprehensive income	—	—	—	—

Total comprehensive income	2,185,268	235,635	8,155	20,507

Dividends declared by associate	780,000	42,000	7,315	30,000

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

19	Investments accounted for using the equity method (continued)

Investment in associates (continued)

The information above reflects the amounts presented in the financial statements of the associates (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the group and the associates.

Reconciliation of summarised financial information

Reconciliation of the summarised financial information presented to the carrying amount of its interest in material associates

Summarised financial information for material associates

2014	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Opening net assets 1 January	7,770,275	3,410,175	205,835	121,655
(Loss)/profit for the year	(339,450)	221,540	12,426	30,153
Other comprehensive income	—	—	—	—
Capital increment	57,705	—	—	—
Declared dividends	—	(30,000)	(12,115)	(30,000)

Closing net assets	7,488,530	3,601,715	206,146	121,808

% of ownership interest	20.00%	38.26%	40.00%	40.00%
Interest in associates	1,497,706	1,378,016	82,458	48,723
Unentitled portion (Note a)	—	(334,752)	—	—

Carrying value	1,497,706	1,043,264	82,458	48,723

2015	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Opening net assets 1 January	7,488,530	3,601,715	206,146	121,808
Profit for the year	2,185,268	235,635	8,155	20,507
Other comprehensive income	—	—	—	—
Capital increment	—	—	—	—
Declared dividends	(780,000)	(42,000)	(7,315)	(30,000)

Closing net assets	8,893,798	3,795,350	206,986	112,315

% of ownership interest	20.00%	38.26%	40.00%	40.00%
Interest in associates	1,778,760	1,452,101	82,794	44,926
Unentitled portion (Note a)	—	(331,242)	—	—

Carrying value	1,778,760	1,120,859	82,794	44,926

Note a: Unentitled portion represented some piece of lands injected by Government in Chemical Industry as capital reserve and the earnings from this land cannot be shared by other shareholders

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

19	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Summarised financial information for other associates

	2014	2015
	RMB’000	RMB’000
Carrying value of investments at 31 December	47,983	46,817

Aggregate amount of its share of those individually immaterial associates
Profit for the year	29,226	8,347
Other comprehensive income	—	—

Total comprehensive income	29,226	8,347

Investment in joint ventures

	2014	2015
	RMB’000	RMB’000
At 1 January	266,024	216,128
Share of profit	4,225	21,505
Cash dividends distribution	(54,121)	(650)

At 31 December	216,128	236,983

The joint venture listed below has share capital consisting solely of ordinary shares, which is held directly by the Group.

Name of entity	Place of business/country of incorporation	% of ownership interest	Nature of the relationship	Measurement method

BOC-SPC Gases Company Limited [“BOC”]	PRC	50	Production and sales of industrial gases	Equity
Shanghai Jinpu Plastic Packing Materials Company Limited [“Jinpu”]	PRC	50	Production of polypropylene film	Equity
Shanghai Petrochemical Yangu Gas Development Company Limited [“Yangu Gas”]	PRC	50	Production and sales of industrial gases	Equity

BOC, Jinpu and Yangu Gas are private companies and there are no quoted market prices available for their shares.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

19	Investments accounted for using the equity method (continued)

Investment in joint venture (continued)

Summarised financial information for joint ventures

Set out below are the summarised financial information for joint ventures which are accounted for using the equity method.

Summarised balance sheet

As at 31 December 2014	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000

Current
Cash and cash equivalents	12,636	2,976	11,540
Other current assets (excluding cash)	54,920	41,542	16,287

Total current assets	67,556	44,518	27,827

Financial liabilities	(102,993)	(24,770)	(5,575)
Other current liabilities	(52,902)	(7,536)	(2,799)

Total current liabilities	(155,895)	(32,306)	(8,374)

Non-current
Total non-current Assets	357,525	91,964	90,381
Total non-current liabilities	—	—	(5,400)

Net assets	269,186	104,176	104,434

As at 31 December 2015	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000

Current
Cash and cash equivalents	28,563	1,790	19,224
Other current assets (excluding cash)	55,888	30,886	12,925

Total current assets	84,451	32,676	32,149

Financial liabilities	(57,686)	(31,462)	—
Other current liabilities	(13,077)	(3,236)	(5,807)

Total current liabilities	(70,763)	(34,698)	(5,807)

Non-current
Total non-current Assets	313,884	81,985	78,622
Total non-current liabilities	—	—	—

Net assets	327,572	79,963	104,964

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

19	Investments accounted for using the equity method (continued)

Investment in joint venture (continued)

2013	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000

Revenue	388,968	253,971	72,675
Depreciation and amortisation	44,345	9,205	12,603
Interest income	247	302	99
Interest expense	(7,568)	(1,714)	(1,742)
Profit/(loss) from continuing operations	46,920	(18,147)	3,391
Income tax expense	(11,723)	—	226
Post-tax profit/(loss) from continuing operations	35,197	(18,147)	3,617
Other comprehensive income	—	—	—

Total comprehensive income/(loss)	35,197	(18,147)	3,617

Dividends declared by joint venture	—	—	2,400

2014	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000

Revenue	388,391	226,221	75,342
Depreciation and amortisation	44,870	9,783	14,193
Interest income	383	77	167
Interest expense	(5,533)	(2,329)	(965)
Profit/(loss) from continuing operations	41,345	(26,753)	1,397
Income tax expense	(14,545)	—	—
Post-tax profit/(loss) from continuing operations	26,800	(26,753)	1,397
Other comprehensive income	—	—	—

Total comprehensive income/(loss)	26,800	(26,753)	1,397

Dividends declared by joint venture	106,242	—	2,000

2015	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000

Revenue	396,176	118,966	68,469
Depreciation and amortisation	44,727	8,498	10,952
Interest income	326	50	169
Interest expense	(4,012)	(1,072)	(244)
Profit/(loss) from continuing operations	72,778	(24,213)	1,830
Income tax expense	(14,392)	—	—
Post-tax profit/(loss) from continuing operations	58,386	(24,213)	1,830
Other comprehensive income	—	—	—

Total comprehensive income/(loss)	58,386	(24,213)	1,830

Dividends declared by joint venture	—	—	1,300

The information above reflects the amounts presented in the financial statements of the joint ventures (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the joint ventures.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

19	Investments accounted for using the equity method (continued)

Investment in joint venture (continued)

Reconciliation of summarised financial information

2014	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000

Opening net assets 1 January	348,628	130,929	105,037
Profit/(loss) for the year	26,800	(26,753)	1,397
Other comprehensive income	—	—	—
Declared dividends	(106,242)	—	(2,000)

Closing net assets	269,186	104,176	104,434
% of ownership interest	50.00%	50.00%	50.00%
Interest in joint ventures	134,593	52,088	52,217
Unrealized downstream transactions	(22,770)	—	—

Carrying value	111,823	52,088	52,217

2015	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000

Opening net assets 1 January	269,186	104,176	104,434
Profit/(loss) for the year	58,386	(24,213)	1,830
Other comprehensive income	—	—	—
Declared dividends	—	—	(1,300)

Closing net assets	327,572	79,963	104,964
% of ownership interest	50.00%	50.00%	50.00%
Interest in joint ventures	163,786	39,982	52,482
Unrealized downstream transactions	(19,267)	—	—

Carrying value	144,519	39,982	52,482

20	Inventories

	As at 31 December
	2014	2015
	RMB’000	RMB’000

Raw materials	3,335,273	2,516,242
Work in progress	1,453,910	870,613
Finished goods	822,641	528,747
Spare parts and consumables	318,879	262,586

	5,930,703	4,178,188

The cost of inventories recognized in Cost of Sales amounted to RMB55,056,458 thousands for the year ended 31 December 2015 (2014: RMB71,425,192 thousands, 2013: RMB84,148,090 thousands) which included an inventory provision of RMB44,868 thousands (2014: RMB213,600 thousands, 2013: RMB40,165 thousands).

As at 31 December 2015, the provision for inventory write-down was RMB125,135 thousands (31 December 2014: RMB294,771 thousands). During the year ended 31 December 2015, the Group sold the finished goods of RMB214,504 thousands, which were previously provided for, at original cost. The related provision was reversed and included in ‘cost of sales’ in the consolidated income statement.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

21	Trade and other receivables

	As at 31 December
	2014 RMB’000	2015 RMB’000

Trade receivables	630,931	488,584

Less: impairment provision	(48)	(24)

	630,883	488,560

Bills receivable	1,365,677	991,273
Amounts due from related parties	1,035,085	1,163,128

	3,031,645	2,642,961

Other receivables and prepayments	268,869	245,401

	3,300,514	2,888,362

During the year ended 31 December 2015, certain associates and joint ventures of the Group declared dividends with total amount of RMB197,158 thousands to the Group (2014: RMB97,597 thousands, 2013: RMB64,618 thousands). As at 31 December 2015, all these declared dividends had been received by the Group (31 December 2014: RMB19,372 thousands not yet received).

As at 31 December 2015, entrusted lendings of RMB106,000 thousands included in other receivables and prepayments was made by the Group at interest rates ranging from 1.75% to 3.00% per annum, which will be due in 2016 (31 December 2014:RMB82,000 thousands at an interest rate of 3.00% to 3.25% per annum, 31 December 2013: RMB70,000 thousands at an interest rate of 3.25% per annum).

As of 31 December 2015, the Group didn’t have any trade receivable which was past due but not impaired (31 December 2014: Nil).

Amounts due from related parties mainly represent trade-related balances.

The aging analysis of trade receivables, bills receivable and amounts due from related parties (net of allowance for doubtful debts) is as follows:

	As at 31 December
	2014 RMB’000	2015 RMB’000

Within one year	3,031,617	2,642,921
Above one year	28	40

	3,031,645	2,642,961

Movements of the Group’s impairment provision for trade and other receivables are as follows:

	2014 RMB’000	2015 RMB’000

At 1 January	992	1,256
Provision for receivables impairment	305	834
Receivables written off during the year as uncollectible	—	(743)
Unused amounts reversed	(41)	(78)

At 31 December	1,256	1,269

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

21	Trade and other receivables (continued)

Bills receivable represent short-term bank acceptance receivables that entitle the Group to receive the full face amount of the receivables from the banks at maturity, which generally range from one to six months from the date of issuance. Historically, the Group had experienced no credit losses on bills receivable.

As at 31 December 2015, no trade receivables or bills receivable was pledged as collateral. As at 31 December 2014, trade receivables of RMB76,111 thousands and bills receivable of RMB80,669 thousands were pledged as collateral for issuing letters of credit.

Sales to third parties are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

22	Cash and cash equivalents

	As at 31 December
	2014	2015
	RMB’000	RMB’000
Cash deposits with a related party	5,179	5,394
Cash at bank and on hand	274,019	1,072,036

	279,198	1,077,430

23	Share capital

	Ordinary A shares listed in PRC with restriction RMB’000	RMB ordinary A shares listed in PRC RMB’000	Foreign investment H shared listed overseas RMB’000	Total RMB’000
As at 1 January 2014	5,685,000	1,620,000	3,495,000	10,800,000
Transition to unrestricted shares	(765,000)	765,000	—	—

As at 31 December 2014	4,920,000	2,385,000	3,495,000	10,800,000

As at 1 January 2015	4,920,000	2,385,000	3,495,000	10,800,000

Transition to unrestricted shares	(540,000)	540,000	—	—

As at 31 December 2015	4,380,000	2,925,000	3,495,000	10,800,000

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

24	Reserves

	Legal surplus RMB’000	Capital surplus RMB’000	Surplus reserve RMB’000	Other reserve RMB’000	Safety production fund RMB’000	Retained earnings RMB’000	Total RMB’000

Balance at 1 January 2014	4,072,476	4,180	101,355	—	5,832	2,748,651	6,932,494
Net loss attributable to shareholders of the Company	—	—	—	—	—	(692,222)	(692,222)
Dividends proposed and approved	—	—	—	—	—	(540,000)	(540,000)
Utilization of safety production fund	—	—	—	—	(4,567)	4,567	—

Balance at 31 December 2014	4,072,476	4,180	101,355	—	1,265	1,520,996	5,700,272

Net profit attributable to shareholders of the Company	—	—	—	—	—	3,274,308	3,274,308
Utilization of safety production fund	—	—	—	—	(312)	312	—
Share option scheme (Note 25)	—	—	—	22,702	—	—	22,702

Balance at 31 December 2015	4,072,476	4,180	101,355	22,702	953	4,795,616	8,997,282

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

25	Share-based payments

Pursuant to the resolution of the fifth meeting of the eighth session of the Board of Directors of the Company on 6 January 2015, the proposal regarding the list of participants and the number of share options under the share option incentive scheme was approved.

According to the Company’s share option incentive scheme, the grant date of share options was 6 January 2015, and there were a total of 38,760 thousand share options granted to 214 participants (0.359% of the total ordinary share capital issued). Each share option has a right to purchase an ordinary A share listed in PRC on vesting date at an exercise price of RMB4.20 under vesting conditions. The options are exercisable starting two years from the grant date, subject to the following vesting conditions:

•	Return on Equity of the Group should be no less than 9% for 2015, 9.5% for 2016 and 10% for 2017 in respect to the three vesting periods;

•	achieving the target compound annual growth rate of 5% in net profit for each of 2015, 2016 and 2017, based on the net profit of 2013;

•	proportion of the main business revenue in the total revenue should be no less than 99%;

•	each of the above three conditions should be no lower than the 75% level of peer companies; and

•	achieving the target budget set by the Sinopec Corp..

The fair value of the employee services received in exchange for the grant of this equity-settled, share-based compensation plan is recognised as an expense on a straight-line basis over the vesting period of each tranche. The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions. When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium. As at 31 December 2015, no share option had been exercised yet.

As at 31 December 2015, the outstanding share options which will expire in twelve months after the vesting dates and their exercise prices are as follows:

Vesting date	Exercise price (per share in RMB)	Outstanding shares

6 January 2017	4.20	15,504,000
6 January 2018	4.20	11,628,000
6 January 2019	4.20	11,628,000

The total fair value of share options at the grant date was RMB65,412 thousands, which has been valued by an external valuation expert using Black-Scholes valuation model.

The significant inputs into the model were as follows:

	Granting date

Spot share price	RMB	4.51
Exercise price	RMB	4.20
Expected volatility		41.20%
Maturity (years)		5.00
Risk-free interest rate		3.39%~3.67%
Dividend yield		1.00%

Share option expenses of RMB22,702 thousands have been recognised in the consolidated income statement for the year ended 31 December 2015 (the year ended 31 December 2014: Nil, the year ended 31 December 2013: Nil).

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

26	Borrowings

	As at 31 December
	2014	2015
	RMB’000	RMB’000
Long term bank loans
-Between one and two years	1,632,680	—

Loans due within one year
-Short term bank loans	3,008,195	1,700,000
-Short term loans from related parties	1,070,000	370,000

	4,078,195	2,070,000

	5,710,875	2,070,000

During the year ended 31 December 2015, the Group repaid all the long term bank loans which included the borrowings with fixed interest rates amounted to RMB1,000,000 thousands and borrowings with floating interest rates amounted to RMB632,680 thousands.

The weighted average interest rate for the Group’s borrowings was 3.55% for the year ended 31 December 2015 (2014: 3.98%,2013:2.87%).

At 31 December 2015, no borrowings were secured by property, plant and equipment (31 December 2014: nil).

As at 31 December 2015, the Group had standby credit facilities with several PRC financial institutions which provided the Group to borrow up to RMB28,179,120 thousands (31 December 2014:28,696,100 thousands), within which the maturity dates of unused facility amounted to RMB8,300,000 thousands will be after 31 December 2016.

Included in borrowings are the following amounts denominated in currencies other than the functional currency of the entity to which they relate:

	As at 31 December
	2014		2015

USD (in thousands)	USD	364,353	—
EUR (in thousands)	EUR	57,001	—

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

27	Deferred income

	2014	2015
	RMB’000	RMB’000

At 1 January	—	16,436
Government grants received during the year to compensate the cost caused by disposal of 1# ethylene equipment	35,000	—
Recognised in other operating income	(18,564)	(16,436)

At 31 December	16,436	—

28	Trade and other payables

	As at 31 December
	2014	2015
	RMB’000	RMB’000

Trade payables	2,920,459	1,562,232
Advance from customers	591,059	561,721
Bills payable	11,714	—
Amounts due to related parties	3,042,197	1,573,967

Subtotal	6,565,429	3,697,920

Staff salaries and welfares payable	44,464	39,999
Taxes payable (exclude income tax payable)	1,266,912	1,308,821
Interest payable	7,717	1,642
Dividends payable	19,406	19,119
Construction payable	223,061	205,714
Other liabilities	269,703	323,459

Subtotal of other payables	1,831,263	1,898,754

	8,396,692	5,596,674

As at 31 December 2015 and at 31 December 2014, all trade and other payables of the Group were non-interest bearing, and their fair value, except for the advance from customers which are not financial liabilities approximated their carrying amounts due to their short maturities.

As at 31 December 2015, the ageing analysis of the trade payables (including amounts due to related parties of trading in nature) based on invoice date was as follows: based on invoice date were are follows:

	As at 31 December
	2014	2015
	RMB’000	RMB’000

Within one year	6,514,151	3,656,761
Between one and two years	10,978	14,532
Over two years	40,300	26,627

	6,565,429	3,697,920

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

29	Related party transactions

The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company

China Petrochemical Corporation (“Sinopec Group”)	Ultimate parent company
BOC-SPC Gases Company Limited	Joint venture of the Group
Shanghai Jinpu Plastic Packing Materials Company Limited	Joint venture of the Group
Shanghai Petrochemical Yangu Gas Development Company Limited	Joint venture of the Group
Shanghai Secco Petrochemical Company Limited	Associate of the Group
Shanghai Chemical Industry Park Development Company Limited	Associate of the Group
Shanghai Jinsen Hydrocarbon Resins Company Limited	Associate of the Group
Shanghai Azbil Automation Company Limited	Associate of the Group
Shanghai Nam Kwong Petro-Chemical Company Limited	Associate of the Group
Shanghai Jinhuan Petroleum Naphthalene Development Company Limited	Associate of the Group
Shanghai Chemical Industry Park Logistics Company Limited	Associates of the Group
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company
Sinopec Huadong Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Huanan Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Huabei Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Huazhong Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Jiangsu Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Yizheng Chemical Fibre Company Limited	Subsidiary of the immediate parent company
China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Company Limited	Subsidiary of the immediate parent company
Sinopec Refinery Product Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Yangzi Petrochemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Beijing Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Ningbo Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Tianjin Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Russia Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Kazakhstan Company Limited	Subsidiary of the immediate parent company
Sinopec Europe Company Limited	Subsidiary of the immediate parent company
Sinopec USA Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding (Hongkong) Company Limited	Subsidiary of the immediate parent company
Sinopec Huadong Supplies and Equipment Company Limited	Subsidiary of the immediate parent company
Petro-CyberWorks Information Technology Company Limited	Subsidiary of the immediate parent company
Sinopec Qingdao Refining and Chemical Company Limited	Subsidiary of the immediate parent company
Sinopec Fuel Oil Sales Corporation Limited	Subsidiary of the immediate parent company
BASF-YPC Company Limited	Joint venture of the immediate parent company
Zhejiang Baling Hengyi Caprolactam Limited Company	Joint venture of the immediate parent company
Sinopec Petroleum Storage and Reserve Limited	Subsidiary of the ultimate parent company
Sinopec Assets Management Corporation	Subsidiary of the ultimate parent company
Shanghai Petrochemical Machine Manufacturing Company Limited	Subsidiary of the ultimate parent company
Sinopec International Petroleum Exploration and Production Limited	Subsidiary of the ultimate parent company

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

29	Related party transactions (continued)

Names of related parties	Relationship with the Company

Sinopec Shanghai Engineering Company Limited	Subsidiary of the ultimate parent company
The Fourth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Fifth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Tenth Construction Company of Sinopec	Subsidiary of the ultimate parent company
Sinopec Engineering Incorporation	Subsidiary of the ultimate parent company
Sinopec Ningbo Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Tending Company Limited	Subsidiary of the ultimate parent company
Sinopec Finance Company Limited (“Sinopec Finance”)	Subsidiary of the ultimate parent company

The following is a summary of significant balances and transactions between the Group and its related parties except for the dividends receivable as disclosed in the forgoing Note 21.

(a)	Most of the transactions undertaken by the Group during the year ended 31 December 2015 have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

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

The pricing policy for these services and products provided under the agreement is as follows:

•	If there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;

•	If there are no State tariffs, but there are applicable State’s guidance prices, the pricing shall follow the State’s guidance prices; or

•	If there are no State tariffs or State’s guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

Transactions between the Group and Sinopec Corp., its subsidiaries and joint ventures were as follows:

	2013	2014	2015
	RMB’000	RMB’000	RMB’000
Sales of petroleum products	61,901,684	54,017,562	41,731,401
Sales other than petroleum products	8,768,325	6,817,448	4,010,856
Purchases of crude oil	52,898,298	30,931,551	23,313,185
Purchases other than crude oil	5,847,600	5,228,636	4,683,317
Sales commissions	152,331	113,162	112,245
Rental income	25,602	28,871	29,071

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

29	Related party transactions (continued)

(b)	Other transactions between the Group and Sinopec Group and its subsidiaries, associates and joint ventures of the Group were as follows:

	2013	2014	2015
	RMB’000	RMB’000	RMB’000
Sales of goods and service fee income
- Sinopec Group and its subsidiaries	347,176	298,190	151,417
- Associates and joint ventures of the Group	2,711,864	2,455,829	1,466,511

	3,059,040	2,754,019	1,617,928

Purchase
- Sinopec Group and its subsidiaries	12,280	1,251,143	421,803
- Associates and joint ventures of the Group	3,923,220	3,772,603	3,607,573

	3,935,500	5,023,746	4,029,376

Insurance premiums expenses
- Sinopec Group and its subsidiaries	146,176	117,896	117,914

Interest income
- Sinopec Finance	943	1,057	624

Loans borrowed
- Sinopec Finance	3,374,845	7,070,000	5,720,000

Loans repayment
- Sinopec Finance	3,524,845	6,070,000	6,420,000

Interest expense
- Sinopec Finance	20,762	59,939	31,328

Construction and installation cost
- Sinopec Group and its subsidiaries	287,988	144,248	158,822

The directors of the Company are of the opinion that the transactions with Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group as disclosed in Note 29(a) and 29(b) were conducted in the ordinary course of business, on normal commercial terms and in accordance with the agreements governing such transactions.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

29	Related party transactions (continued)

(c)	The relevant amounts due from/to Sinopec Corp., its subsidiaries and joint venture, Sinopec Group and its subsidiaries, associates and joint ventures of the Group, arising from purchases, sales and other transactions as disclosed in Note 29(a) and 29(b), are summarised as follows:

	As at 31 December
	2014	2015
	RMB’000	RMB’000

Amounts due from related parties
- Sinopec Corp., its subsidiaries and joint ventures	1,002,841	1,098,872
- Sinopec Group and its subsidiaries	3,617	9,263
- Associates and joint ventures of the Group	28,627	54,993

	1,035,085	1,163,128

Amounts due to related parties
- Sinopec Corp., its subsidiaries and joint ventures	2,859,927	1,253,940
- Sinopec Group and its subsidiaries	9,142	91,342
- Associates and joint ventures of the Group	173,128	228,685

	3,042,197	1,573,967

Cash deposits, maturing within 3 months
- Sinopec Finance (i)	5,179	5,394

Short-term loans
- Sinopec Finance (ii)	1,070,000	370,000

(i)	At 31 December 2015 and 31 December 2014, cash deposits with Sinopec Finance were at an interest rate of 0.35% per annum.

(ii)	At 31 December 2015, short-term loans from Sinopec Finance were at a weighted average interest rate of 3.92% per annum (31 December 2014: 5.06%), which will be due in 2016.

(d)	Key management personnel compensation and post-employment benefit plans

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key personnel compensations are as follows:

	Year ended 31 December
	2013 RMB’000	2014 RMB’000	2015 RMB’000

Short-term employee benefits	6,603	7,668	4,469
Post-employment benefits	181	170	147
Share-based payments	—	—	1,342

	6,784	7,838	5,958

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

29	Related party transactions (continued)

(e)	Contributions to defined contribution retirement plans

The Group participates in defined contribution retirement plans organized by municipal governments for its staff. The contributions to defined contribution retirement plans are as follows:

	Year ended 31 December
	2013 RMB’000	2014 RMB’000	2015 RMB’000

Municipal retirement scheme costs	277,253	277,167	273,841
Supplementary retirement scheme costs	69,735	72,998	68,921

At 31 December 2015 and 31 December 2014, there was no material outstanding contribution to the above defined contribution retirement plans.

(f)	Transactions with other state-owned entities in the PRC

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

29	Related party transactions (continued)

(f)	Transactions with other state-owned entities in the PRC (continued)

(i)	Transactions with other state-controlled energy and chemical companies

The Group’s major domestic suppliers of crude oil are China National Offshore Oil Corporation and its subsidiaries, Sinochem International Group and its subsidiaries, China Arts Huahai Import & Export Corp. Ltd., Heilongjiang United Oil & Chemicals Co., Ltd and Zhuhai Zhenrong Company, all of which are state-controlled entities.

The aggregated amount of crude oil purchased by the Group from the above state-controlled energy and chemical companies are as follows:

	Year ended 31 December
	2013 RMB’000	2014 RMB’000	2015 RMB’000

Purchases of crude oil	15,134,075	22,763,687	9,981,091

No prepayments for purchases of crude oil made to the above state-controlled energy and chemical companies as at 31 December 2015 (31 December 2014: Nil).

(ii)	Transactions with state-controlled banks

The Group deposits its cash with several state-controlled banks in the PRC. The Group also obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the People’s Bank of China. The Group’s interest income from and interest expense to these state-controlled banks in the PRC are as follows:

	Year ended 31 December
	2013	2014	2015
	RMB’000	RMB’000	RMB’000

Interest income	15,443	12,955	15,734
Interest expense	355,935	303,836	179,119

The amounts of cash deposited at and loans from state-controlled banks in the PRC are summarised as follows:

	As at 31 December
	2014	2015
	RMB’000	RMB’000

Cash and cash equivalents at state-controlled banks in PRC	274,011	1,071,863

Short-term loans	3,008,195	1,700,000
Long-term loans	1,020,780	—
Current portion of non-current liabilities	—	—

Total loans from state-controlled banks in the PRC	4,028,975	1,700,000

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

29	Related party transactions (continued)

(g)	Commitments with related parties

	As at 31 December
	2014	2015
	RMB’000	RMB’000
Construction and installation cost:
- Sinopec Group and its subsidiaries	65,319	35,244

(h)	Investment commitments with related parties

	As at 31 December
	2014	2015
	RMB’000	RMB’000

Capital contribution to Shanghai Secco	111,263	111,263

Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, it was approved to make capital contribution of USD30,017 thousands (RMB182,804 thousands equivalent) to Shanghai Secco, an associate of the Group. The capital to Shanghai Secco will be contributed in RMB by instalments. The capital contribution is mainly to meet the funding needs of the implementation of the “260,000 tons of AN-2 project” (“AN-2 project “), and “90,000 tons of BEU-2 project”(“BEU-2 project”).

As at 10 December 2013, the Company contributed the first instalment of RMB60,000 thousands for AN-2 project. As at 5 March 2014, the Company contributed the first instalment of RMB11,541 thousands for BEU-2 project. According to the approval by Shanghai Municipal Commission of Commerce as issued on 19 October 2015, the rest of the capital contribution to Shanghai Secco should be within 50 years starting from its registration date.

Except for the above disclosed in Note 29(g) and 29(h), the Group had no other material commitments with related parties as at 31 December 2015, which are contracted, but not included in the financial statements.

30	Dividend

An annual dividend in respect of the year ended 31 December 2013 of RMB0.05 per share, amounting to a total dividend of RMB540,000 thousands, was proposed and approved during the year ended 31 December 2014.

The Board of Directors did not propose any dividend in respect of the year ended 31 December 2014.

An annual dividend in respect of the year ended 31 December 2015 of RMB0.1 per share, amounting to a total dividend of RMB1,080,000 thousands, was approved by the Board of Directors on 16 March 2016. These financial statements do not reflect this dividend payable.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

31	Cash generated from operations

Reconciliation of profit/(losses) before taxation to cash used in operation:

	Year ended 31 December
	2013	2014	2015
	RMB’000	RMB’000	RMB’000

Profit/(losses) before tax	2,444,653	(889,944)	4,237,188

Adjustment items:
Interest income	(90,484)	(64,673)	(49,302)
Share of profit of investments accounted for using the equity method	(130,667)	(57,654)	(572,035)
Gain on disposal of associates	—	(6,491)	—
Gain on forward contract	—	—	(37,154)
Interest expense	376,696	374,600	199,908
Foreign exchange (gain)/loss	(417,610)	49,771	81,139
Depreciation of property, plant and equipment	2,096,621	1,926,331	1,708,767
Depreciation of investment property	13,245	13,450	13,547
Amortisation of lease prepayments and other assets	442,071	347,144	322,647
Impairment loss on construction in progress	—	10,175	—
Impairment loss on property, plant and equipment	—	—	50,001
(Gain)/loss on disposal of property, plant and equipment-net	(440,715)	33,966	9,393
Share-based payment	—	—	22,702

Profit on operation before change of working capital	4,293,810	1,736,675	5,986,801

(Increase)/decrease in inventories	(101,162)	3,108,536	1,752,515
(Increase)/decrease in operation receivables	(691,575)	474,898	485,167
(Decrease)/increase in operation payables	(185,636)	1,255,221	(1,451,695)
Increase/(decrease) in balances to related parties-net	2,173,989	(2,525,314)	(1,596,273)

Cash generated from operating activities	5,489,426	4,050,016	5,176,515

In the statement of cash flows, proceeds from sale of property, plant and equipment comprise:

	2013	2014	2015
	RMB’000	RMB’000	RMB’000

Net book amount	465,177	58,428	26,268
Loss on disposal of property, plant and equipment-net	(440,715)	(33,966)	(9,393)

Proceeds from disposal of property, plant and equipment	24,462	24,462	16,875

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

32	Capital commitments

	As at 31 December
	2014	2015
	RMB’000	RMB’000

Property, plant and equipment

Contracted but not provided for	126,941	39,814
Authorised but not contracted for	1,284,433	1,124,660

	1,411,374	1,164,474

33	Contingent liabilities

In June 2007, the State Administrative of Taxation issued a tax circular (Circular No.664) to the local tax authorities requesting the relevant local tax authorities to rectify the applicable enterprise income tax (“EIT”) for nine listed companies, which included the Company. After the notice was issued, the Company was required by the relevant tax authority to settle the EIT for 2007 at a rate of 33 percent. To date, the Company has not been requested by the tax authorities to pay additional EIT in respect of any years prior to 2007. There is no further development of this matter during the year ended 31 December 2015. As at 31 December 2015, no provision has been made in the financial report for this uncertainty because management believes it is not probable that the Group will be required to pay additional EIT for tax years prior to 2007 (31 December 2014: nil).

34	Subsequent event

A dividend in respect of the year ended 31 December 2015 of RMB0.1 per share, amounting to a total dividend of RMB1,080,000 thousands, was proposed by the Board of Directors on 16 March 2016.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

35	Benefits and interests of directors

(i)	Directors’ and chief executives’ emoluments

	2013
	Salaries and other benefits RMB’000	Retirement scheme contributions RMB’000	Discretionary bonus RMB’000	Total RMB’000

Executive Directors
Wang Zhiqing	193	16	464	673
Gao Jingping (Resigned as supervisor in April 2013, newly appointed as Vice President in June 2013)	187	16	415	618
Li Honggen	169	16	405	590
Zhang Jianping	169	16	397	582
Ye Guohua	169	16	399	584
Shi Wei (As director before April 2013, continue to serve as vice president)	199	16	508	723
Rong Guangdao (Resigned as Director in April 2013)	64	5	348	417

Independent non- executive directors
Jin Mingda	150	—	—	150
Cai Tingji	150	—	—	150
Wang Yongshou	75	—	—	75
Zhang Yiming (Appointed in October 2013)	38	—	—	38

Supervisors
Li Xiaoxia	114	14	257	385
Zuo Qiang	110	13	234	357
Zhang Jianbo (Appointed in November 2013)	32	2	37	71

	1,819	130	3,464	5,413

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

35	Benefits and interests of directors (Continued)

(i)	Directors’ and chief executives’ emoluments (Continued):

	2014
	Salaries and other benefits	Retirement scheme contributions	Discretionary bonus	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Executive Directors
Wang Zhiqing	195	17	619	831
Gao Jingping	195	17	599	811
Ye Guohua	171	17	543	731
Jin Qiang (As vice president before June 2014, newly appointed as director in June 2014)	171	16	557	744
Guo Xiaojun (As vice president before June 2014, newly appointed as director in June 2014)	171	17	427	615
Li Honggen (Resigned as director and vice president in June 2014)	85	8	470	563
Zhang Jianping (Resigned as director and vice president in June 2014)	85	8	470	563

Independent non- executive directors
Jin Mingda	150	—	—	150
Cai Tingji	150	—	—	150
Jin Mingda	150	—	—	150

Supervisors
Zhang Jianbo	174	12	301	487
Zuo Qiang	111	13	274	398
Li Xiaoxia	115	14	244	373

	1,923	139	4,504	6,566

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2015

35	Benefits and interests of directors (Continued)

(i)	Directors’ and chief executives’ emoluments (Continued):

	2015
	Salaries and other benefits	Retirement scheme contributions	Discretionary bonus	Share option	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Executive Directors
Wang Zhiqing	197	18	463	293	971
Gao Jingping	197	18	463	293	971
Ye Guohua	173	18	405	252	848
Jin Qiang	173	17	469	252	911
Guo Xiaojun	173	18	397	252	840

Independent non- executive directors
Cai Tingji	150	—	—	—	150
Zhang Yiming	150	—	—	—	150
Liu Yunhong	150	—	—	—	150
Du Weifeng	150	—	—	—	150

Supervisors
Kuang Yuxiang (newly appointed as supervisor in April 2015)	129	14	146	—	289
Zhang Jianbo (Resigned as supervisor in March 2015	48	3	287	—	338
Zuo Qiang	105	14	281	—	400
Li Xiaoxia	115	14	246	—	375

	1,910	134	3,157	1,342	6,543

(ii)	Directors’ retirement benefits

No specific retirement benefits were paid to directors in respect of services in connection with the management of the affairs of the company or its subsidiary undertaking (2014 and 2013:Nil).

(iii)	Directors’ material interests in transactions, arrangements or contracts

No significant transactions, arrangements and contracts in relation to the Group’s business to which the Company was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Exhibit Index

No.	Exhibit

1.1	Translation of the amended and restated Articles of Association of Sinopec Shanghai Petrochemical Company Limited as approved in the Second Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2013 on December 11, 2013 (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (File No.001-12158) filed with the Commission on April 30, 2014).

2.	Amended and Restated Deposit Agreement between Sinopec Shanghai Petrochemical Company Limited and The Bank of New York Mellon dated May 11, 2011(incorporated by reference to Exhibit 2 of our annual report on Form 20-F (File No. 001-12158) filed with the Commission on April 30, 2012).

4.1	Translation of the renewed Product Supply and Sales Services Framework Agreement between Sinopec Shanghai Petrochemical Company Limited and China Petroleum & Chemical Corporation as approved in the Second Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2013 on December 11, 2013(incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F (File No.001-12158) filed with the Commission on April 30, 2014).

4.2	Translation of the renewed Comprehensive Services Framework Agreement between Sinopec Shanghai Petrochemical Company Limited and China Petrochemical Corporation as approved in the Second Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2013 on December 11, 2013(incorporated by reference to Exhibit 4.2 of our annual report on Form 20-F (File No.001-12158) filed with the Commission on April 30, 2014).

4.3	Translation of the Property Right Transaction Agreement with Sinopec Sales Company Limited as approved in the eighteenth meeting of the seventh session of the board of directors of Sinopec Shanghai Petrochemical Company Limited on December 5, 2013(incorporated by reference to Exhibit 4.3 of our annual report on Form 20-F (File No.001-12158) filed with the Commission on April 30, 2014).

4.4	English summary of principal terms of the Share Option Scheme as adopted at the second meeting of the eighth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited on August 15, 2014 (incorporated by reference to Appendix I of our Form 6-K (File No.1-12158) filed with the Commission on November 6, 2014).

8	A list of subsidiaries of Sinopec Shanghai Petrochemical Company Limited.

12.1	Certification of President Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of President Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Letter from KPMG regarding Item 16F of this annual report (incorporated by reference to Exhibit 15.1 of our annual report on Form 20-F (File No. 001-12158) filed with the Commission on April 30, 2013).