Form 20-F
period 2016-12-31
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
filed 2017-04-27
CIK 908732

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Mr. Wang Zhiqing

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15) (d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232,405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer  ☒        Accelerated Filer  ☐        Non-Accelerated Filer  ☐        Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S.GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to U.S. Dollars have been made at a rate of RMB6.9430 to U.S.$1.00, the noon buying rate on December 30, 2016 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We do not represent that Renminbi or U.S. dollar amounts could be converted into U.S. Dollars or Renminbi, as the case may be, at any particular rate.

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

A. Selected Financial Data.

Our selected consolidated statements of operations data (except for ADS data) and cash flows data for each of the years ended December 31, 2014, 2015 and 2016 and our selected consolidated balance sheets data as of December 31, 2015 and 2016 are derived from our consolidated financial statements included in Item 18. Financial Statements. Our selected consolidated statements of operations data and cash flows data for the years ended December 31, 2012 and 2013 and our consolidated balance sheets data as of December 31, 2012, 2013 and 2014 are derived from our consolidated financial statements not included in this annual report. Our selected consolidated financial data should be read in conjunction with our consolidated financial statements, and the notes thereto, and Item 5. Operating and Financial Review and Prospects. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Selected Consolidated Financial Data

(in thousands, except per share and per ADS data)

	Years Ended December 31
	2012 (RMB)	2013 (RMB)	2014 (RMB)	2015 (RMB)	2016 (RMB)

CONSOLIDATED STATEMENTS OF OPERATIONS DATA
Net sales:
Synthetic fibers	3,313,318	3,220,466	2,891,460	2,328,225	1,855,464
Resins and plastics	14,706,350	14,268,401	12,489,421	9,992,167	9,797,573
Intermediate petrochemicals	17,993,493	18,430,821	12,391,065	9,332,022	8,827,560
Petroleum products	38,301,388	57,419,833	49,259,457	30,802,040	24,002,557
Trading of petrochemical products	12,020,651	11,157,633	14,790,956	13,718,180	20,585,356
Others	882,074	1,006,024	902,605	864,571	867,959
(Loss)/profit from operations	(1,772,446)	2,192,266	(587,900)	3,908,932	6,777,856
(Loss)/earnings before income tax	(2,016,473)	2,444,653	(889,944)	4,237,188	7,778,295
Net (loss)/income attributable to owners of the Company	(1,528,397)	2,055,328	(692,222)	3,274,308	5,968,466
Net income attributable to non-controlling interests	23,255	10,174	16,462	36,103	13,007
Basic (loss)/earnings per share(a)	(0.14)	0.19	(0.064)	0.303	0.553
Basic (loss)/earnings per ADS(a)	(14.15)	19.03	(6.41)	30.318	55.26

(a)	After the implementation of share capital increase from the capital reserve under the domestic share reform in December 2013, total shares increased from 7,200,000,000 shares to 10,800,000,000 shares. See Item 4. Information on the Company – A. History and Development of the Company – Domestic Share Reform. The calculation of earnings per share is retrospectively restated based on the weighted average number of shares outstanding of 10,800,000,000 in each of 2012 and 2013, respectively as if these shares were in issue since January 1, 2012. Earnings per ADS are calculated on the basis that one ADS is equivalent to 100 H Shares.

	Years Ended December 31
	2012 (RMB)	2013 (RMB)	2014 (RMB)	2015 (RMB)	2016 (RMB)
CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
Net cash (used in)/generated from operating activities	(2,066,385)	5,098,538	3,662,408	4,932,824	7,181,770
Capital expenditure	(4,259,859)	(1,323,137)	(1,089,268)	(695,277)	(901,475)
Proceeds from borrowings	53,365,372	55,037,612	51,385,298	31,999,758	2,589,432
Repayments of borrowings	(46,779,614)	(59,155,947)	(53,444,473)	(35,684,713)	(4,113,000)

	As of December 31
	2012 (RMB)	2013 (RMB)	2014 (RMB)	2015 (RMB)	2016 (RMB)
CONSOLIDATED BALANCE SHEETS DATA

Current assets	12,891,424	14,486,028	9,510,415	8,143,980	14,875,881
Property, plant and equipment	17,468,748	16,669,479	15,541,575	14,383,319	13,474,287
Total assets	36,462,546	36,636,810	30,905,632	27,820,591	33,945,610
Short term borrowings (a)	11,023,877	7,094,026	4,078,195	2,070,000	546,432
Current liabilities	18,927,257	18,017,454	12,484,849	7,726,271	8,942,375
Long term borrowings (excluding current portion)	1,231,340	627,800	1,632,680	—	—
Total equity attributable to owners of the Company	16,037,166	17,732,494	16,500,272	19,797,282	24,721,965

(a)	Including corporate bonds and current portion of long term borrowings.

Dividends

The following table sets forth certain information concerning the dividends of the Company since January 1, 2012:

Dividend Period	Dividend per Share
January 1, 2012-December 31, 2012	No dividend
January 1, 2013-December 31, 2013	RMB0.05 (U.S.$0.0081)
January 1, 2014-December 31, 2014	No dividend
January 1, 2015-December 31, 2015	RMB0.1 (U.S.$0.0154)
January 1, 2016-December 31, 2016	RMB0.25 (U.S.$0.036)

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

The following table sets forth the high and low noon buying rates between Renminbi and U.S. Dollars for each month during the previous six months and the most recent practicable date:

	Noon Buying Rate (1)
	High	Low
	(RMB per U.S.$)
October 2016	6.7819	6.6685
November 2016	6.9195	6.7534
December 2016	6.9559	6.8771
January 2017	6.9575	6.8360
February 2017	6.8517	6.8810
March 2017	6.9132	6.8665
April 2017 (ending as of April 21)	6.8988	6.8778

(1)	The exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2012, 2013, 2014, 2015 and 2016, calculated by averaging the noon buying rates on the last day of each month during the relevant year:

Average Noon Buying Rate(1)
(RMB per U.S.$)
2012	6.2990
2013	6.1412
2014	6.1701
2015	6.2869
2016	6.6549

(1)	The exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

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

We consume large amounts of crude oil to manufacture our products of which more than 95% is typically imported. In 2016, crude oil costs accounted for RMB22.95billion, or 39.07% of our annual cost of sales. As a result, changes in crude oil prices can affect our profitability. In recent years, due to various reasons, the price of crude oil has fluctuated significantly. We cannot rule out the possibility of the occurrence of certain global emergencies which might disrupt our crude oil supply. We expect that the volatility and uncertainty of the prices of crude oil and petrochemical products will continue, and that increasing crude oil prices and declines in prices of petrochemical products may adversely affect our business and results of operations and financial condition.

Some of our major products are subject to government price controls, and we are not able to pass on all cost increases from rising crude oil prices through higher product prices.

We consume large amounts of crude oil to manufacture our products of which more than 95% is typically imported. We attempt to mitigate the effect of increased costs due to rising crude oil prices. However, our ability to pass on these increased costs to our customers is dependent on market conditions and government regulations. Given that the increase of the sales prices of our products may lag behind the increase of crude oil costs, we may fail to completely cover the increased costs by increasing our sales prices, particularly where government regulations restrict the prices of certain of our fuel products. In particular, gasoline, diesel and jet fuel, and liquefied petroleum gas are subject to government price controls at present. In 2014, 2015 and 2016 approximately 48.02%, 40.81% and 36.40% of our net sales were from such products subject to price controls. Although the current price-setting mechanism for refined petroleum products in China allows the Chinese government to adjust price in the PRC market when the average international crude oil price fluctuates beyond certain levels within a certain time period (see Item 4. Information on the Company – B. Business Overview – Product Pricing), the Chinese government still retains discretion as to whether or when to adjust the prices of the refined oil products. The Chinese government generally exercises certain price control over refined oil products once international crude oil prices experience a sustained rise or become significantly volatile. For instance, some of our fuel products are required to be sold to designated distributors (such as the subsidiaries of Sinopec Corp.). Because we cannot freely sell our fuel products to take advantage of opportunities for higher prices, we may not be able to fully cover increases in crude oil prices by increasing the sale prices of our products, which has had and will possibly continue to have a material adverse effect on our financial condition, results of operations and cash flows.

Our development and operation plans have significant capital expenditure and financing requirements, which are subject to a number of risks and uncertainties.

The petrochemical business is a capital intensive business. Our ability to maintain and increase our revenues, net income and cash flows depends upon continued capital spending. Our current business strategy contemplates capital expenditure for 2017 of approximately RMB1,500 million (U.S.$216.04 million), which will be provided through financing activities and use of our own capital. Our actual capital expenditures may vary significantly from these planned amounts, subject to our ability to generate sufficient cash flows from operations, investments and other factors that may be beyond our control. In addition, there can be no assurance as to whether, or at what cost, our capital projects will be completed or the success of these projects if completed.

As of March 31, 2017, we had an aggregate outstanding indebtedness of approximately RMB604.00 million (U.S.$86.99 million). Most of our borrowings are with state-controlled banks in China and structured as short term debt obligations with payment due in one year or less. These banks have generally been willing to provide new short term loans while we pay off existing loans. Sinopec Corp., our controlling shareholder, did not provide any guarantee or credit support for our debt for the year ended December 31, 2016 and for the three months ended March 31, 2017.

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

As of March 31, 2017, Sinopec Corp. owned 50.56% of our shares. Accordingly, it has voting and management control over us, and its interests may be different from the interests of our other shareholders. Subject to our Articles of Association and applicable laws and regulations, Sinopec Corp. will be in a position to cause us to declare dividends, determine the outcome of corporate actions requiring shareholder approval or effect corporate transactions without the approval of the holders of the H shares and ADSs. Any such increase in our dividend payout would reduce funds available for reinvestment in our business and any such actions or transactions could adversely affect us or our minority shareholders. Sinopec Corp. may also experience changes in its own business strategy and policies. Although we are not currently aware of any specific changes, they could, in turn, lead Sinopec Corp. to change its policies or practices toward us in ways that we cannot predict, with corresponding unpredictable consequences for our business. Additionally, Sinopec Corp. may leverage its controlling shareholder position to influence our decisions with regard to the manufacturing and operation, allocation of financial resources and appointment and removal of senior management members, which could adversely affect us or our minority shareholders.

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

Change of currency policy and fluctuation of Renminbi might adversely affect our business and operating results.

The exchange rate between the Renminbi and the U.S. Dollar or other foreign currencies might fluctuate and be affected by the change in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China, or the PBOC, regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. However, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the RMB has started to slowly appreciate against the U.S. dollar, though there have been periods when the U.S. dollar has appreciated against the RMB. On August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. During 2016, the RMB depreciated by over 6% against the U.S. dollar. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again. There remains significant international pressure on the PRC government to adopt a flexible currency policy.

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

If our purchases of crude oil from Iran and transactions related thereto are determined to be sanctionable activities by the U.S. President and/or the relevant U.S. governmental authorities, we may be subject to five or more of the twelve sanctions options available under the Iran Sanctions Act of 1996 (as amended) (“ISA”) and the ITRSHRA, which include restrictions on bank financing, outright blocking of the Company’s property within U.S. jurisdiction, under the control of U.S. persons anywhere in the world, and prohibition of U.S. persons from investing or purchasing a significant amount of equity or debt instruments of the Company. Similar sanctions may also be imposed under the Executive Orders cited above, the IFCA, and other U.S. laws. In addition, many states in the United States have adopted legislation requiring state pension funds to divest themselves of securities in any company with active business operations in Iran. We cannot assure that we or any of our affiliates will not be sanctioned by the U.S. President and/or the relevant U.S. governmental authorities in light of the activities by us or our affiliates in Iran. The imposition of any such sanctions on us or our affiliates will have a negative impact on our business, reputation or stock price. In addition, purchase of crude oil by Sinopec Corp. subsidiaries that supply us with raw materials may from time to time be sourced from National Iranian Oil Company. This entity has been identified by the U.S. government as an SDN and sanctioned under various laws, including for assisting the government of Iran to avoid sanction and for engaging in activities related to nuclear proliferation. Under Executive Order 13645, the U.S. President can sanction non-U.S. companies that prior to January 16, 2016, had engaged in transactions with SDNs such as the National Iranian Oil Company. To the extent we indirectly (or directly) purchase raw materials from this entity, we risk potential U.S. government sanctions. Even absent any U.S. government sanctions, we risk adverse publicity in the world markets, which may impair our reputation and business.

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

Further, the ISA authorizes the imposition of sanctions on companies that engage in certain activities in and with Iran, especially in Iran’s energy sector. It is possible that Sinopec Group or its affiliates engage in activities that are targeted for sanction purposes by the ISA or other U.S. laws. If the U.S. President determines that Sinopec Group or one of its affiliates in fact engaged in the targeted activities, he would be required under the ISA to impose on Sinopec Group or its affiliates at least five sanctions from among twelve sanctions options available under the ISA, which range from restrictions on U.S. exports or bank financing to outright blocking of Sinopec Group or its affiliate’s property within the U.S. or in the possession or control of U.S. persons anywhere in the world. In addition, the IFCA requires the U.S. President to block the property of persons and entities within U.S. jurisdiction or control of U.S. persons if he determines that, among other things, such persons or entities are engaged in certain transactions involving the energy, shipping or shipbuilding sectors of Iran or with certain SDNs. It also requires the U.S. President to impose five or more sanctions under the ISA on a person that he determines has knowingly, on or after July 1, 2013, sold, supplied or transferred to or from Iran precious metals or certain other materials (including graphite, aluminum, steel, coal and certain software) if used for specified purposes. If the U.S. President determines that Sinopec Group, or an entity it owns or controls, prior to January 16, 2016,had engaged in any such activities and if the most extreme sanction under the ISA or other U.S. sanctions laws, blocking, were applied to Sinopec Group’s property, including controlled subsidiaries, Sinopec Group could be prohibited from engaging in business activities in the United States or with U.S. individuals or entities, and U.S. transactions in our securities and distributions to U.S. individuals and entities with respect to our securities could also be prohibited.

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

B. Business Overview

We are one of the largest petrochemical companies in China based on 2016 net sales and ethylene production. Our highly integrated petrochemical complex processes crude oil into a broad range of products in four major product areas:

•	synthetic fibers,

•	resins and plastics,

•	intermediate petrochemicals, and

•	petroleum products.

Based on 2016 sales volumes, we are a leading Chinese producer of synthetic fibers and resins and plastic products. We believe that we are also a leading competitor in sales of petroleum products and intermediate petrochemicals in our regional markets.

Our net sales by business lines as a percentage of total net sales in each of 2014, 2015 and 2016 are summarized as follows:

Net Sales of RMB92,725.0 million in 2014

Synthetic fibers	3.12%
Resins and plastics	13.47%
Intermediate petrochemicals	13.36%
Petroleum products	53.13%
Trading of petrochemical products	15.95%
Others	0.97%

Total	100.00%

Net Sales of RMB67,037.2 million in 2015

Synthetic fibers	3.47%
Resins and plastics	14.91%
Intermediate petrochemicals	13.92%
Petroleum products	45.95%
Trading of petrochemical products	20.46%
Others	1.29%

Total	100.00%

Net Sales of RMB65,936.5 million in 2016

Synthetic fibers	2.81%
Resins and plastics	14.86%
Intermediate petrochemicals	13.39%
Petroleum products	36.40%
Trading of petrochemical products	31.22%
Others	1.32%

Total	100.00%

We derive a substantial portion of our revenues from customers in Eastern China (principally Shanghai and its six neighboring provinces), an area that has experienced economic growth above the national average in recent years. Shown by geographic region and exports, our net sales by business lines as a percentage of total net sales for each of 2014, 2015 and 2016 are as follows:

2014 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	87.10	12.90	0.00
Resins and plastics	87.83	12.17	0.00
Intermediate petrochemicals	94.60	2.10	3.30
Petroleum products	99.47	0.53	0.00
Trading of petrochemical products	96.77	0.30	2.93
Total net sales	96.21	2.50	1.29

2015 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	88.42	11.58	0
Resins and plastics	88.59	11.41	0
Intermediate petrochemicals	95.60	1.52	2.89
Petroleum products	99.55	0.45	0
Trading of petrochemical products	46.33	23.94	29.73
Total net sales	88.67	6.26	5.07

2016 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	86.58	12.40	1.02
Resins and plastics	91.49	8.50	0.01
Intermediate petrochemicals	97.77	1.07	1.16
Petroleum products	90.98	9.02	0
Trading of petrochemical products	36.53	9.52	53.95
Total net sales	76.69	8.03	15.28

Business Strategy

In 2017, we expect that our business and operating conditions will remain challenging. We will continue our efforts to ensure high quality and effectiveness in our production. We will also endeavor to maintain the safety and environmental protection standards while realizing sustained promising operating results in 2017. We will seek to further deepen system optimization, lower costs and enhance efficiency in order to maintain our sustainable growth.

To achieve our business objectives in 2017, we will strive to fulfill the following goals:

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

In 2016, the volume of our production amounted to 12,830,600 tons, representing a decrease of 7.47% over the previous year. The decrease was primarily attributable to the maintenance of our major refining plants in 2016, which resulted in a decrease in our total processing capacity.

The following table shows a comparison of the production volume and sales volume in 2015 and 2016 by our major products.

	Production			Sales
Products	2016 (10,000 tons)	2015 (10,000 tons)	Year-on-year change	2016 (10,000 tons)	2015 (10,000 tons)	Year-on-year change
Diesel Note [1]	388.22	426.53	-8.98%	280.70	361.17	-22.28%
Gasoline	287.87	309.76	-7.07%	285.01	310.26	-8.14%
Jet Fuel Note [1]	159.83	161.30	-0.91%	55.91	61.22	-8.67%
Paraxylene	67.06	65.97	1.65%	46.60	46.51	0.19%
Benzene	37.27	35.95	3.67%	35.91	35.78	0.36%
Ethylene Glycol	36.14	42.15	-14.26%	24.37	30.66	-20.52%
Ethylene Oxide	14.84	18.29	-18.86%	14.59	17.06	-14.48%
Ethylene Note [2]	82.56	83.65	-1.30%	3.75	3.04	23.36%
Polyethylene	53.10	53.56	-0.86%	53.51	53.22	0.54%
Polypropylene	49.23	48.88	0.72%	45.40	45.30	0.22%
Polyester Pellet Note [2]	41.56	39.47	5.30%	29.83	28.11	6.12%
Acrylic	14.05	15.97	-12.02%	14.06	16.11	-12.73%
Polyester Staple	6.47	6.40	1.09%	6.08	5.99	1.50%

Note 1: Excludes sales volume on a sub-contract basis.

2: The difference between production and sales are internal sales.

The following table shows our 2016 net sales by major products as a percentage of total net sales together with the typical uses of these products.

Product	% of net sales	Typical Use
SYNTHETIC FIBERS
Polyester staple fiber	0.42%	Textiles and apparel
Acrylic staple fiber	2.23%	Woven into fabrics or blended with other material fabrics to make fabric or acrylic top
Others	0.16%
Sub-total	2.81%
RESINS AND PLASTICS
Polyester chips	2.45%	Polyester fibers, films and containers
PE pellets	5.25%	Films, ground sheeting, wire and cable compound and other injection molding products such as housewares and toys
PP pellets	4.89%	Extruded films or sheets, injection molded products such as housewares, toys and household electric appliance and automobile parts
PVA	0.21%	PVA fibers, building coating materials and textile starch
Others	2.06%
Sub-total	14.86%
INTERMEDIATE PETROCHEMICALS
Ethylene	0.38%	Feedstock for polyethylene, EG, polyvinyl chloride (“PVC”) and other intermediate petrochemicals which can be further processed into resins, plastics and synthetic fiber.
Ethylene oxide	1.55%	Intermediate products for the chemical and pharmaceutical industry, including dyes, detergents and auxiliary agents
Benzene	2.27%	Intermediate petrochemical products, styrene, plastics, explosives, dyes, detergents, epoxies and nylon
Paraxylene	3.62%	Intermediate petrochemicals and polyester
Butadiene	1.17%	Synthetic rubber and plastics
Ethylene glycol	1.70%	Fine chemicals
Others	2.70%
Sub-total	13.39%
PETROLEUM PRODUCTS
Gasoline	15.80%	Transportation fuels
Diesel	13.02%	Transportation fuels and agricultural fuels
Jet Fuel	2.33%	Transportation fuels
Others	5.25%
Sub-total	36.40%
Trading of petrochemical products	31.22%
Others	1.32%

Total	100.00%

The following table provides a detailed description of our major products by industry segment, primary upstream raw materials, transport and storage method, primary downstream application fields and key price-influencing factors:

Product	Industry segment	Primary upstream raw material	Transport/storage method	Primary downstream application fields	Key price-influencing factors
Diesel	Petroleum products	Petroleum	Pipeline transportation and shipping/storage tank	Transportation fuel, agricultural machinery fuel	International crude oil price, government control

Gasoline	Petroleum products	Petroleum	Pipeline transportation and shipping/storage tank	Transportation fuel	International crude oil price, government control

Jet Fuel	Petroleum products	Petroleum	Pipeline transportation and shipping/storage tank	Transportation fuel	International crude oil price, supply-demand balance

PX	Intermediate petrochemicals	Naphtha	Road transportation/ storage tank	Intermediate petrochemical products and polyester	Raw material price, supply-demand balance

Benzene	Intermediate petrochemicals	Naphtha	Road transportation, shipping, rail transportation/storage tank	Intermediate petrochemical products, Styrene plastic, explosive, dye, detergent, epoxy resin, chinlon	International crude oil price, market supply-demand condition

Ethylene Glycol	Intermediate petrochemicals	Naphtha	Road transportation/ storage tank	Fine Chemicals engineering	International crude oil price, market supply-demand condition

Ethylene Oxide	Intermediate petrochemicals	Naphtha	Road transportation, pipeline transportation/storage tank	Chemical and medical industry intermediate products, including dyes, detergents and auxiliary	International crude oil price, Market supply-demand condition

Product	Industry segment	Primary upstream raw material	Transport/storage method	Primary downstream application fields	Key price-influencing factors
Ethylene	Intermediate petrochemicals	Naphtha	Road transportation, pipeline transportation, shipping/storage tank	PE, EG, PVC and other raw material for further processing of Intermediate petrochemical products such as resins, plastics and synthetic fibres	International crude oil price, supply- demand balance

PE	Resins and plastics	Ethylene	Road transportation, shipping and rail transportation/ warehousing	Film, mulching film, cable insulation material and housewares, toys injection moulding products	Raw material price and market supply- demand condition

PP	Resins and plastics	Propylene	Road transportation, shipping and rail transportation/warehousing	Film, mulching film, housewares toys, household appliances and auto parts injection moulding products	Raw material price and market supply- demand condition

Polyester chips	Resins and plastics	PTA, EG	Road transportation, shipping and rail transportation/warehousing	Polyester fibre or film, container	Raw material price and market supply- demand condition

Acrylics	Synthetic fibres	Acrylontrie	Road transportation, shipping and rail transportation/warehousing	Simple spinning or blend with other material for texture or acrylic top	Raw material price and market supply- demand condition

Polyester	Synthetic fibres	Polyester	Road transportation, shipping and rail transportation/warehousing	Texture, apparel	Raw material price and market supply- demand condition

22

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
Jet Fuel Mercaptan Renewing
Polyethylene Unit Polymerization
LOPE
Ethylene
Poluvingyl Alcohol Unit Intermediate Step
PVA
VAC
Naphtha
AGO
Ethylene Units
EO/EG Unit
MEG
EO.DEG
Acrylic Processing Unit
Acrylic Top
Crude Oil
Distillation
Propylene
Acrylonitrile Unit
Acrylonitrile
Acrylic Fiber Unit
Acrylic Fiber
C-4 Fraction
Polypropylene Unit Polymerization
PP
PP Fiber (Stop Production)
PP Fiber Unit
1, 3-Piperlene
C-5 Fraction
Crude Isoamylenes
C-5 Extraction
Methylbutene Plant
Methylbutene
Cracking Oil
Isopreme
Extraction
Butadiene
Naphtha
Reforming Gasoline Hydrogenation Plant
Refined Naphtha
Polyester Chips
Pressure reducing VGO
Naphtha
Aromatics Unit
Paraxylene
PTA UNIT
PTA
Polyester Unit
Hydrocracking
Residual Oil
Jet Fuel & LPG
Benzene
Polyester Chips /Polyester Melt
Filament
Industrial Long Fiber
Terylene Long Fiber
Staple Fiver Spinning Unit
Polyester Fiber
Hydrotreated Residual Oil
Residual Oil Integrated Unit
Catalytic Cracking Unit
Catalytic Propylene
Gasoline and Diesel
Liquefied Petroleum Gas
Catalytic Carton 4
Acrylonitrile Unit
MTBE Unit
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

Raw Materials

In 2016, we continued to strengthen our advantages in refining and chemical integration and leverage the strong adaptability of our refining plants to process more high-sulfur crude oil; we used a Process Industry Modeling System (“PIMS”) to determine the cost performance of crude oil to further improve the cost control of crude oil purchases; and the total volume of the top ten main types of oil purchased in the whole year of 2016 accounted for 97.7% of the total purchase of crude oil, and as a result of the increased concentration, the overall cost of crude oil we purchased reduced.

To enhance the overall profitability, we optimized our ethylene cracking stocks, adjusted and improved our natural gas and fuel gas structure, optimized our hydrogen system, reduced the emission and increased the efficiency of flare gas, increased the outputs of gasoline and aviation kerosene, and optimized naphtha, residual oil and wax oil processing lines. By reducing the output of paraxylene, we increased our supply of high-octane gasoline blending components to produce more gasoline. By substituting aviation kerosene hydrogenation for diesel hydrogenation and upgrading the quality of 3.3 million tons of diesel through hydrogenation, we further optimized the structure of our finished oil products, achieving a diesel to gasoline ratio of 1.35:1 for 2016. We strengthened our tracking of the margin contribution of our units, and continuously carried out daily profitability measurement for each product so as to promptly detect changes in profitability, quickly adjust the load and running schedule of our production units and afford priority to the production of products with high profitability and market demand.

Crude Oil

Crude oil is our primary raw material and the most significant raw material we purchase from outside sources. In 2016, crude oil accounted for approximately 41.60% of our total cost of sales. Accordingly, the supply and price of crude oil are key factors in determining our profitability.

Supply and Transportation – All crude oil required by us, whether from domestic or foreign sources, is purchased through the channels of Sinopec Corp. as an agent. During 2016, we did not experience any significant problems in obtaining sufficient crude oil to meet our production needs.

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

We have received confirmation from Sinopec Corp. that it has purchased and will do so on our behalf 11.6 million tons of imported crude oil in 2017. Sinopec Corp. has further confirmed that, subject to China’s national crude oil policy and our actual production needs, it will continue to purchase on our behalf sufficient quantities and appropriate kinds of crude oil, including domestic offshore and imported crude oil, to satisfy our anticipated annual needs. We anticipate that we will fully utilize our supply of crude oil in 2017. We believe that the mix of crude oil feedstock currently available is satisfactory for our 2017 production capacity and targets. Additionally, as part of China’s commitment at its accession into WTO, certain non-state-owned enterprises have been granted an increasing amount of quota to import crude oil. Although we do not expect to obtain crude oil through this channel in the foreseeable future due to the current crude oil supply system, this may provide us with an alternative source of crude oil supply.

Crude Oil Mix – Our refining equipment is designed to process certain grades of crude oil. Therefore, the origin and quality of the crude oil available can be important to our business. We believe that as we have been significantly increasing usage of imported crude oil, we will continue to be able to obtain from the market such imported crude oil that is compatible with our refining equipment. The overall mix of foreign versus domestic crude oil we process in 2017 will depend on a variety of factors, including the amount of future supply of domestic offshore crude oil and the availability, price, quality, processing profitability and compatibility with our refining capabilities of imported crude oil. Provided there are no significant modifications to the existing channels of crude oil supply, we believe that sufficient supplies of crude oil will be available on the domestic or international markets for our 2017 production capacity and goals.

In 2016, our crude oil was sourced as follows:

Domestic offshore crude oil	0.82%
Imported crude oil	99.18%

Total:	100.00%

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

Pricing – The price of domestic crude oil shall apply the market –adjusted rate and the imported crude oil is generally sold to us at prevailing international market prices. The average cost of imported crude oil and domestic offshore crude oil in 2016 was RMB2,673.92 (U.S.$385.12) per ton and RMB2,206.05 (U.S.$317.74) per ton, respectively. In 2016, we processed 14.3 million tons of imported crude oil and 0.11 million tons of domestic offshore crude oil (including 2.59 million tons of crude oil processed on a sub-contract basis).

Until March 2001 the Chinese government implemented a unified pricing system for crude oil. Each month, the National Development and Reform Commission (“NDRC”) would establish an indicative price for each grade of domestic onshore crude oil based on comparable international market prices, inclusive of any duties that would have been imposed had the oil been imported. The actual price for domestic onshore oil would be such indicative price plus a surcharge. This surcharge was determined by China National Petroleum Corporation (“CNPC”) and Sinopec Group to reflect any transportation and other miscellaneous costs that would have been incurred in having the oil delivered to various refineries. Beginning March 2001, NDRC ceased publishing an indicative price. Instead, the indicative price for domestic onshore oil is calculated and determined directly by CNPC and Sinopec Group based on the principles and methods formerly applied by NDRC.

On January 13, 2016, NDRC issued the Circular on Further Improving the Pricing Mechanism of Refined Oil (Fa Gai Jia Ge [2016] No. 64) to adjust the existing refined oil pricing mechanism, which include, among other things, (i) setting a price floor of U.S.$40 for the downward adjustment of the crude refined oil. When the international crude oil price drops to U.S.$40 per barrel or below, i.e., the adjustment price floor, the refined oil price in China shall no longer be adjusted downwards; and (ii) creating a reserve for risks associated with the adjustment and control of oil prices. When the international crude oil price drops to U.S.$40 per barrel or below, all unadjusted amount shall be allocated to the reserve abovementioned for use for the purpose of energy saving or reduction of emission, improving the oil quality and securing a safe supply of oil.

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

In 2016, as the global economic growth remained slow, the demand for petroleum decreased. The shale gas revolution in the U.S. significantly increased petroleum supply. The international crude oil price fluctuated drastically due to the U.S. dollar’s entry into a bullish period after the end of the U.S.’s quantitative easing policy in the fourth quarter of 2014, the OPEC member states’ maintenance of their crude oil outputs to retain their market shares, and geopolitical and some other factors. In 2016, the average West Texas Intermediate (“WTI”) crude oil price on the U.S. mercantile exchanges was U.S.$43.47/barrel, representing a decrease of 10.85% from U.S.$ 48.76/barrel in 2015. In 2016, the average price of Brent crude oil on the London Intercontinental Exchange was U.S.$45.13/barrel, representing a decrease of 15.8% from U.S.$ 53.60/barrel in 2015; and in 2016, the average price of crude oil in Dubai was U.S.$41.43/barrel, representing a decrease of 18.62% from U.S.$ 50.91/barrel in 2015.

For the year ended December 31, 2016 we processed a total of 14.3 million tons of crude oil (including 2.6 million tons of crude oil processed on a sub-contract basis), representing a decrease of 0.49 million tons, or 3.32%, over the previous year. Of the crude oil we processed in 2016, domestic offshore oil accounted for 0.11 million tons and imported crude oil accounted for 14.19 million tons. After the launching of the refinery revamping and expansion project as part of Phase 6 Project in 2012, we enhanced the adaptability of the crude oil and significantly improved the ability to process the relatively low-cost high-sulfur crude oil in 2016. The average unit cost of crude oil processed (by us) in 2016 was RMB1,979.58/ton (RMB2,533.46 /ton in 2015), representing a decrease of 21.86% over the previous year. Our total cost of crude oil processed reached RMB23.19 billion in 2016, representing a decrease of 28.41% as compared to RMB32.39 billion in 2015, which represented 41.60% of the total cost of sales.

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

We expect that our total requirement for coal to generate electricity in 2017 will be approximately 2.05 million tons. In 2016, we consumed approximately 2.01 million tons of coal, a decrease from 2015 of 0.04 million tons.

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

We purchase some ancillary raw materials from outside sources. These raw materials include natural gas, MX, methanol, ammonia, sodium hydroxide, sulfur, acetone, acrylonitrile, PTA, propylene and a variety of catalytic agents. In 2016, the total cost of these materials accounted for approximately 16.29% of our total cost of sales. We do not expect any difficulties in obtaining a supply of any of these ancillary raw materials in amounts sufficient to meet our needs in the foreseeable future.

Sales and Marketing

Distribution

The distribution of our fuel products is subject to government regulations. We are required to sell certain refined products to the subsidiaries of Sinopec Group or customers designated by Sinopec Group. Since the second half of 2005, Sinopec Group has executed reforms to its system of selling petrochemical products and implemented what it refers to as a “Five Consolidations” strategy featuring “consolidated marketing strategy, consolidated promotion, consolidated logistics optimization, consolidated sales and consolidated branding”. As a result, the sales of our major petrochemical products are now conducted in a consolidated manner by sales agents designated by Sinopec Group. However, we have the autonomy to decide on the distribution method of our other products in accordance with market conditions. The products we sold in 2016 that were subject to planned distribution by Sinopec Group, sales by agents and sales based on our own discretion accounted for 55.35%, 40.56% and 4.08%, respectively, of the total products we sold.

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

We use long term contracts to sell most of our products. We did not experience significant write-offs or defaults on our accounts receivable or other trading accounts in 2016. In general we managed to maintain a stable correlation between production and sales in 2016.

Product breakdown

Synthetic Fibers – In 2016, 74.6% of our synthetic fiber products were purchased by provincial and municipal government trading companies that act as intermediaries between us and end-users. No single customer accounted for more than 30% of our sales of synthetic fibers in 2016.

Resins and Plastics – In 2016, approximately 55.4% of our resins and plastics sales were to provincial and municipal government trading companies and approximately 44.6% were sold to industrial users. No single customer accounted for more than 5% of our sales of resins and plastics in 2016.

Intermediate Petrochemicals – We sell a variety of intermediate petrochemical products, among which the sale volume of petroleum benzene and paraxylene was relatively high in 2016. Secco is the principal outside consumer of our petroleum benzene. In 2016, we sold 0.11 million tons of petroleum benzene to Secco, representing 32% of our total 2016 production of such product.

Jiaxing Petrochemical Company Limited and Oriental Petrochemical (Shanghai) Corporation (“Oriental”) are the principal outside consumers of our paraxylene. In 2016, we sold 0.33 million tons and 0.13 million tons of paraxylene, representing 71.6% and 28.4% of our total 2016 production of such product, to Jiaxing Petrochemical Company Limited and Oriental respectively, at prices mutually agreed upon by the relevant parties.

Petroleum Products – In 2016, our primary gasoline and diesel customer was Sinopec Huadong Sales Company Limited.

Trading of Petrochemical Products – In 2016, our largest trading customer for petrochemical products was Sinopec Chemical Commercial Holding Company Limited.

Product Pricing

Most of our products are permitted to be sold at market prices. However, four types of petroleum products (gasoline, diesel and jet fuel, and liquefied petroleum gas) that we sell are subject to varying degrees of government pricing control and are, accordingly, sold at prices set by the Chinese government, which may sometimes be below our costs. In 2014, 2015 and 2016, approximately 48.02%, 40.81% and 53.49% of our net sales, respectively, were from products subject to price controls. Price controls may apply to these products in various ways. Such price controls are sometimes applied exclusively to our products, exclusively to our competitors’ products or sometimes applied to neither our products nor our competitors’ products. The Chinese government has adopted changes to the pricing mechanism for domestic refined oil to be indirectly aligned with international crude oil prices in a controlled manner through use of certain formula(s).

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

Competition

We compete principally in the Chinese domestic market where 99.33% of our products in volume were sold in 2016. In addition, we believe the limitation in transportation infrastructure in China and the difficulties involved in transporting petrochemical products force petrochemical companies in China, including us, to compete primarily on a regional basis. In 2016, 76.96% of our net sales were made to customers in Eastern China.

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

Synthetic Fibers

In 2016, we had an approximate 0.55% share of total domestic polyester and acrylic consumption while imports had an approximate 1.00% share.

The following table summarizes the competitive position of our principal synthetic fibers according to domestic sales in 2016.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal domestic competitor’s share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Acrylic	16.97%	2	Jilin Province	34.47%	16.70%

Sources: Statistics provided to us by Sinopec Group and the China National Council of Textiles.

Resins and Plastics

In 2016, we had an approximate 2.51% share of total domestic resins and plastics consumption while imports had an approximate 23.81% share. The following table summarizes the competitive position of our principal resins and plastics products according to domestic sales in 2016.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Polyester chips	3.66%	5	Jiangsu Province	11.70%	1.80%
PE	2.21%	16	Guangdong Province	2.16%	41.43%
PP	2.31%	15	Guangdong Province	2.89%	14.18%

Intermediate Petrochemicals

In 2016, we were one of the largest sellers of intermediate petrochemicals in China, holding an approximate 2.68% share of total domestic consumption, while imports had an approximate 24.17% share of domestic consumption. Ethylene glycol, paraxylene, benzene and butadiene are our major intermediate petrochemical products. In 2016, we were a major producer of ethylene glycol, paraxylene and benzene in China. The following table summarizes the competitive position of our principal intermediate petrochemicals according to domestic sales in 2016.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Ethylene glycol	2.66%	3	Zhejiang Province	2.86%	55.79%
Paraxylene	3.14%	8	Jiangsu Province	2.96%	57.90%
Benzene	3.90%	1	Zhejiang Province	2.48%	16.22%
Butadiene	3.99%	19	Zhejiang Province	7.31%	9.82%

Petroleum Products

In 2016, we had an approximate 2.48% share of total domestic petroleum products market while imports had an approximate 5.70% share. Although we have one of the largest refining capabilities in China, we use most of our refining capacity to produce feedstock for our own downstream processing of petrochemical products.

The domestic markets for each of our major petroleum products are geographically concentrated because these markets tend to be highly localized with individual producers controlling a large share of the markets in their locality. In 2016, we sold approximately 90.98% of our petroleum products in Eastern China.

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

In 2016, Secco achieved a sales revenue of RMB23.784 billion (U.S.$3.425 billion), representing a slight increase of 0.4% from its sales revenue of RMB23.682 billion (U.S.$ 3.656 billion) in 2015. Secco produced 1,267,600 tons of ethylene in 2016, representing an increase of 3,500 tons over the previous year. Secco had a net profit of RMB3.779 billion (U.S.$544.3 million) in 2016 , representing an increase of RMB1.584 billion (U.S.$228.14 million), or 72.2% over the previous year. The net profit was primarily because the price of raw materials, naphtha, kept at a low level, while the price of the products remained good, and Secco’s production facilities were operated safely and stably in 2016.

Environmental Protection

We are subject to national and local environmental protection regulations, which currently impose a graduated schedule of fees for the discharge of waste substances, require the payment of fines for pollution and provide for the forced closure of any facility that fails to comply with orders requiring it to cease or cure certain environmentally damaging practices. We have established environmental protection systems which consist of pollution control facilities to treat certain of our waste materials and to safeguard against accidents. Because of the nature of our business, however, we store a significant amount of waste substances in the plants and discharge them into the environment after making such waste substances meet the discharge standards. During 2016, we were assessed a total of RMB63.16 million (U.S.$9.10 million) in fees for discharges of waste substances.

On October 12, 2015, in the field inspection on wastewater discharge by the general inspection team of Shanghai Environmental Protection Monitoring, law enforcement found that the PH value of the No.5 plump vent was above the discharge limit set forth in the Wastewater Discharge Standards (DB31/199-2009). The Company was imposed a fine of RMB60,000 by Shanghai Environmental Protection Bureau on March 11, 2016.

On November 17, 2015, in the field inspection on air pollutant emission from start up boilers of the olefin department by the general inspection team of Shanghai Environmental Protection Monitoring, law enforcement found that the concentration of nitrogen oxides emissions from ethylene No.2 Boiler A and Boiler B was above the emission limit set forth in the Thermal Power Plant Air Pollutants Emission Standards (GB13223-2011). The Company was imposed a fine of RMB80,000 by Shanghai Environmental Protection Bureau on February 16, 2016.

On November 25, 2015, in the field inspection on air pollutant emission by the general inspection team of Shanghai Environmental Protection Monitoring, law enforcement found that the concentration of non-methane hydrocarbon from No.2 sulfur equipment vent was above the emission limit set forth in the Integrated Emission Standard of Air Pollutants (GB16297-1996). The Company was imposed a fine of RMB50,000 by Shanghai Environmental Protection Bureau on March 11, 2016.

On November 26, 2015, in the field inspection on air pollutant emission by the general inspection team of Shanghai Environmental Protection Monitoring, law enforcement found that the concentration of particles from the carbonization vent of acrylic fiber was above the emission limit set forth in the Integrated Emission Standard of Air Pollutants(GB16297-1996). The Company was imposed a fine of RMB60,000 by Shanghai Environmental Protection Bureau on March 11, 2016.

During the period between April 1, 2016 and April 15, 2016, the average nitrogen oxides emissions from ethylene No. 2 Boiler A and Boiler B were above the emission limit set forth in the Thermal Power Plant Air Pollutants Emission Standards (GB13223-2011). The Company was imposed a fine of RMB400,000 by Shanghai Environmental Protection Bureau on July 26, 2016.

We believe our environmental protection facilities and systems are adequate for the existing national and local environmental protection regulations. In 2016, we continued to carry out various energy-saving and emissions reduction measures in accordance with the relevant domestic energy conservation and emissions reduction requirements, and achieved all energy-saving and emissions reduction goals set by the Chinese government during the year.

During 2016, the Company’s overall level of energy consumption per RMB10,000 of product value was 0.777 ton of standard coal, decreased by 3.72% from the previous year. As compared with 2015, the total volume of chemical oxygen demand (“COD”) discharged was decreased 6.18%, while that of ammonia nitrogen, sulfur dioxide, nitrogen oxides and volatile organic compounds declined by 6.17%, 9.74%, 7.27% and 9.08%, respectively. At the same time, the compliance rate of waste water and waste gas emissions reached 100%, and all hazardous waste was disposed of properly at 100%. The average heat efficiency of heaters decreased 0.05% to 92.40% due to the load reduction.

Insurance

We currently participate in a package of insurance coverage plan through Sinopec Group as its controlled subsidiary, which, as of December 31, 2016, was approximately RMB41.288 billion (U.S.$5.947 billion) on our property and facilities and approximately RMB1.729 billion (U.S.$0.249 billion) on our inventory. In addition, we maintain insurance policies for such assets as engineering construction projects and products in transit with third-party’s commercial insurance company. The Sinopec Group insurance coverage is compulsory and applies to all enterprises controlled by Sinopec Group, pursuant to guidelines of Sinopec Group which may not be legally enforceable against Sinopec Group. Thus, there are uncertainties under Chinese law as to what percentage insurance claims we may demand against Sinopec Group.

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

Historically, we were supervised by Sinopec, a ministry-level enterprise under the direct supervision of the State Council, China’s highest administrative body. As a result of a governmental restructuring in 1998, we became subject to the administration of the State Bureau of Petroleum and Chemical Industry. After its functions were terminated in March 2001, we became subject to the administration of the State Economic and Trade Commission. The State Economic and Trade Commission was dissolved in March 2003 and its function in directing the reform and management of state-owned enterprises was assumed by the State-owned Assets Supervision and Administration Commission, its function in industry planning and policy making was assumed by NDRC, and its functions in administering domestic trade, coordinating and implementing import and export plans of critical industrial products and raw materials were assumed by the Ministry of Commerce. Since then, we have been subject to the industrial oversight of these three governmental agencies at the national level.

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

Business Operations Relating to Iran and other U.S. Sanctioned Countries

In 2016, we sourced a small amount of crude oil from Iran through a wholly-owned subsidiary of Sinopec Corp., our controlling shareholder, and such amount represented 5.89% of our total purchase volume of crude oil. Details of the purchase volume and purchase expenses are provided below:

	Volume (thousand tons)	% of total	Amount (RMB billion)	% of total
Iran	684.916	5.89	1.353	5.88
Others	10,937.514	94.11	21.667	94.12

Total	11,622.430	100.00	23.020	100.00

In addition, based on feedback to our inquiries to Sinopec Group, the controlling shareholder of Sinopec Corp., Sinopec Group, directly or indirectly, engaged in a small amount of business activities in Iran such as providing engineering support and designs. Sales revenue from these business activities accounted for 0.0008% of Sinopec Group’s total unaudited sales revenue in 2016. Sinopec Corp. engaged in a small amount of trading activities with an Iranian company with net profit of approximately U.S.$264 million in 2016.

We have no performance obligations under any contract to continue to purchase crude oil sourced from Iran in 2016.

C. Organizational Structure.

Our Subsidiaries

Our significant subsidiaries are listed below. All of the subsidiaries named below are incorporated in China.

Subsidiary Name	Our ownership interest	Our voting power
	(%)	(%)
Shanghai Petrochemical Investment Development Company Limited	100.00	100.00
China Jinshan Associated Trading Corporation	67.33	67.33
Shanghai Jinchang Engineering Plastics Company Limited	74.25	71.43
Shanghai Golden Phillips Petrochemical Company Limited	60.00	60.00
Zhejiang Jin Yong Acrylic Fiber Company Limited	75.00	75.00
Shanghai Jinshan Trading Corporation	67.33	67.33
Shanghai Golden Conti Petrochemical Company Limited	100.00	100.00

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

			Percentage of equity
Name of Company	Particulars of issued capital	Type of legal entity	Percentage of equity held by Sinopec Corp. and its subsidiary	Principal activities
	(millions)		(%)
China Petrochemical International Company Limited	RMB1,400	Limited company	100.00	Trading of petrochemical products
Sinopec Chemical Sales Company Limited	RMB1,000	Limited company	100.00	Marketing and distribution of petrochemical products
Sinopec Marketing Co.	RMB28,403	Limited company	70.42	Marketing and distribution of refined petroleum products
Sinopec Yangzi Petrochemical Company Limited	RMB13,203	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited	RMB5,745	Limited company	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products

Name of Company	Particulars of issued capital	Type of legal entity	Percentage of equity held by Sinopec Corp. and its subsidiary	Principal activities
	(millions)		(%)
Sinopec Shanghai Petrochemical Company Limited	RMB10,800	Limited company	50.56	Manufacturing of synthetic fibers, Resin and plastics, intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited	HK$248	Limited company	60.34	Trading of crude oil and petroleum products
Sinopec Yizheng Chemical Fiber Limited Liability Company	RMB4,000	Limited company	100.00	Production and sale of polyester chips and polyester fibers
Sinopec International Petroleum Exploration and Production Company Limited	RMB8,000	Limited company	100.00	Investment in exploration, production and sales of petroleum and natural gas
Sinopec Catalyst Company Limited	RMB1,500	Limited company	100.00	Production and sale of catalyst products
Sinopec Pipeline Storage & Transportation Company Limited	RMB12,000	Limited company	100.00	Pipeline storage and transportation of crude oil
Sinopec Qingdao Refining and Chemical Company Limited	RMB5,000	Limited company	85.00	Manufacturing of intermediate petrochemical products and petroleum products
China International United Petroleum & Chemical Company Limited	RMB3,000	Limited company	100.00	Trading of crude oil and petrochemical products
Sinopec Hainan Refining & Chemical Company Limited	RMB3,986	Limited company	75.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Overseas Investment Holding Limited	U.S.$1,638	Limited company	100.00	Overseas investment and management of equities
Sinopec Lubricant Company Limited	RMB3,374	Limited Company	100.00	Production and sale of refined petroleum products, lubricant base oil, and petrochemical materials
Sinopec Great Wall Energy and Chemical Company Limited	RMB20,739	Limited company	100.00	Coal chemical industry investment management, production and sale of coal chemical products
Sinopec Beihai Refining and Chemical Limited Liability Company	RMB5,294	Limited company	98.98	Import and processing of crude oil, production, storage and sales of petroleum and petrochemical products
Sinopec-SK(Wuhan) Petrochemical Company Ltd.	RMB6,270	Limited company	65.00	Production, sales, research and development of ethylene and downstream byproducts
Sinopec Qingdao Petrochemical Company Limited	RMB1,595	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Zhanjiang Dongxing Petrochemical Company Limited	RMB4,397	Limited company	75.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Shanghai Gaoqiao Petrochemical Company Limited	RMB10,000	Limited Company	55.00	Manufacturing of intermediate petrochemical products and petroleum products

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

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for petroleum products and intermediate petrochemicals in 2016:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate (%)
Crude oil distillation units (2)	14,000,000	97.5
Hydrocracker (2)	3,000,000	94.0
Ethylene units	700,000	107.7
*Aromatics unit (2)	835,000	100.1
PTA unit	400,000	78.3
EO/EG unit (2)	525,000	84.3
Cracking and catalyzing	3,500,000	97.5
Delayed Coking (2)	2,200,000	93.0
Diesel oil hydrogenation unit (3)	5,050,000	85.4
C5 segregation unit (2)	205,000	100.0

*	The No. 1 paraxylene unit(23.5 tons/year) ceased operating during 2016.

Our two crude oil distillation units were designed and built in China. In 2016, the actual quantity of crude oil we processed was approximately 14.3 million tons. Our hydrocracker uses technology from United Oil Products Corporation of the United States. Our second ethylene unit uses technology from ABB Lummus Global Inc. of the United States. The aromatics unit uses technology from Universal Oil Products Corporation of the United States. The PTA unit uses technology from Mitsui Petrochemical Corporation of Japan. The EO/EG unit was constructed using technology from Scientific Design Corporation of the United States.

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for resins and plastics and synthetic fibers in 2016:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate (%)
**Polyester units (3)	550,000	88.7
***Polyester staple units (2)	158,000	89.6
Polyester filament units	21,000	88.7
Acrylic staple fiber units (3)	141,000	115.4
PE units (3)	408,000	97.9
PP units (3)	400,000	97.8
Vinyl acetate unit	86,100	95.7

**	The No.3 polyester unit (0.1 million tons/year) ceased operating on September 1, 2013.
***	The No.1 polyester staple unit (4,000 tone/year) ceased operating during 2016.

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

In 2016, we continued to place emphasis on QHSE by implementing a QHSE responsibility system at each level to strengthen the safety supervision at our operations and construction sites and to improve the QHSE-related performance appraisal. We believe these efforts have resulted in continued improvement in our safety and environmental protection practices. We did not encounter serious accidents involving production safety, environmental pollution or occupational poisoning in 2016. Among the 83 major indicators that measure technical and economic capacity, 41 exceeded those of the previous year while 17 reached advanced levels in our industry.

Transportation-Related Fixtures

Crude oil, our principal raw material, is transported by pipeline and oil tanker to a crude oil terminal wharf and storage tanks. Our products leave the factory by water, rail, road and pipeline. In 2016, approximately 87.7% of our products by sales volume were collected by customers from our premises, and we delivered the balance. Our major ethylene customer is supplied via a pipeline. Some of the products collected by customers were also transported using our facilities.

Wharfs

We own one chemical wharf at Jinshan with five berths of 2,000, 5,000, 8,000, 10,000 and 25,000 tons. We also own a connecting pipeline capable of loading up to approximately 1.4 million tons of chemical products annually onto ocean-going barges and ships. In 2016, products representing 9.77% of total sales volume were shipped from the wharf. We also have a facility to load ships and barges which use the region’s inland waterways. In 2016, products representing 1.50% of total sales volume were shipped from these facilities. We believe that we have a competitive advantage because a greater proportion of our products are shipped by water as opposed to rail and truck, which is subject to capacity constraints on China’s rail and highway networks. Additionally, we own facilities for receiving crude oil and coal at docks that we own and transporting such materials by pipeline or conveyor to our production facilities.

Rail

We own a railroad loading depot with an annual capacity of 500,000 tons. The depot provides access via a spur line to the national Chinese railway system. In 2016, products representing 0.43% of total sales volume were transported from the factory by rail. Our ability to transport products by rail is limited because of China’s overburdened railway system, the allocation of use of which remains strictly controlled by the Chinese government.

Capital Expansion Program

In 2016, through desulfurization reconstruction of No. 6 furnace of our thermoelectricity department, desulfurization and denitrification of start-up boilers flue gas in olefin plant and other environment protection projects, we believe we further improved our environment protection and pollution treatment, and enhanced the sustainable development of the company. In addition, we have planned or started a number of other principal capital expansion projects. Our principal capital expansion projects for the near term are summarized in the table and further described below. In aggregate, we expect that total investment in the projects described below will be approximately RMB1.5 billion in 2017. This amount will be funded by our own capital and by bank loans.

Name of Project	Rated Capacity (tons/year)	Start Date	Expected Completion Date	Status
Manufacturing Facilities of EVA with a Capacity of 100,000 Tons/Year	100,000	2017	2019	Basic Design
Transformation project for “ultra clean discharge” work in cogeneration unit	N/A	2017	2017	Basic Design
Transformation of No. 2 olefin cracking burner	N/A	2017	2017	Basic Design
Transformation project for the obturation of burning storage areas of the thermoelectricity department	N/A	2017	2017	Basic Design

N/A – not applicable.

In 2014, 2015 and 2016, we invested RMB1.089 billion, RMB0.723 billion and RMB0.824 billion, respectively, in capital expansion projects.

Refining Capacity Expansion

We launched No. 2 Diesel Hydrogenation Unit Reconstruction and Diesel Quality Upgrading Project so as to further improve the quality of oil product and perfect oil product structure. Through the No. 2 Diesel Hydrogenation Unit Reconstruction and Diesel Quality Upgrading Project, we transformed the 1.2 million tons/year diesel hydrogenation unit to a 1.1 million tons/year upgrading unit (800,000 tons/year catalytic diesel + 300,000 tons/year RDS diesel). The project has been implemented in two phases, the first phase finished and put into operation by the end of September 2016, and the second phase is anticipated to finish and put into operation by the end 2017.

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

We plan to construct a new 100,000t/a EVA production unit with imported technology. The revised feasibility study report for this project was submitted to Sinopec Corp. for approval in September 2011. In 2016, we completed the basic design formulation and approval process. The construction of this project is scheduled to be commenced in 2017 and completed in 2019.

Upgrading Environmental Protection Facilities Projects

To enhance our capacity for sustainable development and response to the government requirements of environmental protection, we intend to increase our capital expenditures on a series of environmental projects, mainly including transformation project for “ultra clean discharge” work in cogeneration unit, transformation of No. 2 olefin cracking burner, transformation project for up-to-standard discharge of tail gas for sulfur recovery unit of our refining department, transformation project for the obturation of burning storage areas of our thermoelectricity department. There projects are in design stage and anticipated to finish in 2017.

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

Critical Accounting Policies

The following discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during 2016. Our financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We based our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, our management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

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

Impairments for long-lived assets

Assets that have an indefinite useful life must be tested annually for impairment. Long term assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value. We use all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs. During the years ended December 31, 2014, 2015 and 2016, we recognized impairment charges on property, plant and equipment and other long-term assets of RMB10.2 million, RMB50 million and RMB254.2 million, respectively.

Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. We review the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets, taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. There were no significant changes in these estimates during the years ended December 31, 2014, 2015 and 2016.

Impairment for bad and doubtful debts

We estimate impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. We base the estimates on the aging of the accounts receivable balance, customer credit-worthiness and historical write-off experience. If the financial condition of the customers were to deteriorate, actual impairment losses would be higher than estimated. Impairment provisions for bad and doubtful debts were a provision of RMB nil, RMB nil and RMB0.1 million, during the years ended December 31, 2014, 2015 and 2016, respectively.

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

Management assesses the realizability of our inventories based on the estimates of the net realizable value of the inventories at the end of each reporting period. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. We base the estimates on all available information, including the current market prices of the finished goods and raw materials and historical operating costs. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. If the actual selling prices were to be lower or the costs of completion were to be higher than the estimates, the actual allowance for diminution in value of inventories could be higher than estimated. In addition, management periodically reviews inventory aging information to assess if any obsolete inventories are required to be written down at the period end. Based on our assessments, we recorded write-down of inventories of RMB214 million, RMB45 million and RMB76 million, respectively, for the years ended December 31, 2014, 2015 and 2016. Barring unforeseeable changes that may occur to the current economic environment in either China or worldwide, our management does not anticipate encountering major difficulties with our attempt to realize by the end of 2017 the bulk of our inventories as of December 31, 2016 after deducting for diminution in values.

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

In making the assessment of whether it is probable the Company will realize or utilize the deferred tax assets, we primarily rely on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilize the deferred tax assets recognized at December 31, 2016, the Company would need to generate future taxable income of at least RMB412 million.

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

In particular, we consume large amounts of crude oil to manufacture our products of which more than 95% is typically imported. We attempt to mitigate the effect of increased costs due to rising crude oil prices. However, our ability to pass on these increased costs to our customers is dependent on government regulations, among other factors. Given that the increase of the sales prices of our products can lag behind the increase of crude oil costs, we sometimes fail to completely cover the increased costs by increasing our sales prices, particularly where government regulations restrict the prices of certain of our fuel products such as gasoline, diesel and jet fuel, and liquefied petroleum gas. In 2014, 2015 and 2016, approximately 48.02%, 43.33% and 32.52% of our net sales were from such products subject to price controls. Although the current price-setting mechanism for refined petroleum products in China allows the Chinese government to adjust price in the PRC market when the average international crude oil price fluctuates beyond certain levels within a certain time period (see Item 4. Information on the Company – B. Business Overview – Product Pricing), the Chinese government still retains discretion as to whether or when to adjust the prices of the refined oil products. The Chinese government generally exercises certain price control over refined oil products once international crude oil prices experience a sustained rise or become significantly volatile. Moreover, the Chinese government controls the distribution of many fuel products in China. For instance, some of our fuel products are required to be sold to designated distributors (such as the subsidiaries of Sinopec Corp.). Because we cannot freely sell our fuel products to take advantage of opportunities for higher prices, we may not be able to fully cover increases in crude oil prices by increases in the sale prices of our products, which has had and will continue to have a material adverse effect on our financial condition, results of operations and cash flows.

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

Summary

The following table sets forth our sales volumes and net sales for the years indicated:

	For the year ended December 31,
	2014			2015			2016
	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales
Synthetic fibers	228.7	2,891.5	3.1	222.2	2,328.2	3.5	202.1	1,855.5	2.8
Resins and plastics	1,321.4	12,489.4	13.5	1,316.0	9,992.2	14.9	1,341.7	9,797.6	14.9
Intermediate petrochemicals	1,968.9	12,391.0	13.4	2,162.1	9,332.0	13.9	2,055.7	8,827.6	13.4
Petroleum products	9,305.3	49,259.5	53.1	9,268.9	30,802.0	45.9	8,097.9	24,002.6	36.4
Trading of petrochemical products	—	14,791.0	15.9	—	13,718.2	20.5	—	20,585.4	31.2
Others	—	902.6	1.0	—	864.6	1.3	—	867.8	1.3

Total	12,824.3	92,725.0	100.0	12,969.2	67,037.2	100.0	11,697.4	65,936.5	100.0

The following table sets forth a summary statement of our consolidated statements of operations for the years indicated:

	For the year ended December 31,
	2014		2015		2016
	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales
Synthetic fibers
Net sales	2,891.5	3.1	2,328.2	3.5	1,855.5	2.8
Operating expenses	(3,473.4)	(3.7)	(2,684.6)	(4.0)	(2,466.4)	(3.7)
Segment (loss)/profit	(581.9)	(0.6)	(356.4)	(0.5)	(608.9)	(0.9)
Resins and plastics
Net sales	12,489.4	13.5	9,992.2	14.9	9,797.6	14.9
Operating expenses	(12,820.9)	(13.8)	(8,773.6)	(13.1)	(8,160.0)	(12.4)

	For the year ended December 31,
	2014		2015		2016
	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales
Segment (loss)/profit	(331.5)	(0.3)	1,218.6	1.8	1,637.6	2.5
Intermediate petrochemicals
Net sales	12,391.0	13.4	9,332.0	13.9	8,827.6	13.4
Operating expenses	(12,259.2)	(13.2)	(8,375.2)	(12.5)	(7,017.6)	(10.6)
Segment profit	131.8	0.2	956.8	1.4	1,810.0	2.7
Petroleum products
Net sales	49,259.5	53.1	30,802.0	45.9	24,002.6	36.4
Operating expenses	(49,288.8)	(53.2)	(28,939.7)	(43.1)	(20,189.6)	(30.6)
Segment loss/(profit)	(29.3)	(0.1)	1,862.3	2.8	3,813.0	5.8
Trading of petrochemical products
Net sales	14,791.0	15.9	13,718.2	20.5	20,585.4	31.2
Operating expenses	(14,724.9)	(15.9)	(13,703.0)	(20.5)	(20,534.2)	(31.1)
Segment profit	66.1	0.0	15.2	0.0	51.2	0.1
Others
Net sales	902.6	1.0	864.6	1.3	867.8	1.3
Operating expenses	(745.7)	(0.8)	(652.2)	(1.0)	(792.8)	(1.2)
Segment profit	156.9	0.2	212.4	0.3	75.0	0.1
Total
Net sales	92,725.0	100.0	67,037.2	100.0	65,936.5	100.0
Operating expenses	(93,312.9)	(100.6)	(63,128.3)	(94.2)	(59,158.6)	(89.7)
(Loss)/profit from operations	(587.9)	(0.6)	3,908.9	5.8	6,777.9	10.3
Net financing income/(costs)	(359.7)	(0.4)	(243.8)	(0.4)	83.7	0.1
Investment income	—	—	—	—	—	—
Share of profit of associates and jointly controlled entities	57.7	0.1	572.1	0.9	916.8	1.4
(Loss)/ Earnings before income tax	(889.9)	(1.0)	4,237.2	6.3	7,778.3	11.8
Income tax	214.1	0.2	(926.8)	(1.4)	(1,796.8)	(2.7)
Net (loss)/income	(675.8)	(0.7)	3,310.4	4.9	5,981.5	9.1
Attributable to:
Equity shareholders of the Company	(692.2)	(0.7)	3,274.3	4.8	5,968.5	9.0
Non-controlling interests	16.4	0.0	36.1	0.1	13.0	0.0
Net (loss)/income	(675.8)	(0.7)	3,310.4	4.9	5,981.5	9.0

Net sales represent sales revenue of the respective segments after sales taxes and surcharges. Operating expenses here represent cost of sales, selling and administrative expenses and other operating expenses /income, as allocated to respective segments. This definition is only applicable for the financial review.

Results of Operations

In general, the recovery of the world economy was slower than expected in 2016. The U.S. economy delivered a strong performance in 2016, while the economies of the Euro zone and Japan recovered slowly and the growth of emerging economies, including China continued to slow down. The Chinese government adopted a series of macroeconomic control and reform measures and was able to maintain stable economic growth, with an annual GDP growth rate of 6.7% in 2016. Primarily due to the slowing growth of the Chinese economy, weak market demand, excessive production capacity and low market prices, the petroleum and petrochemical industry remained in a weak position. However, the earnings of industry players increased in 2016 because crude oil prices declined significantly, and the unit purchase price of raw materials dropped to a larger extent than the unit price of petroleum and petrochemical products.

In 2016, given the complex market conditions, with a focus on our profit and returns, we enhanced our effort to improve our environmental protection facilities and to continuously reduce our costs and increase our production efficiency.

In 2016, our net sales amounted to RMB65.94 billion, decreased by 1.64% compared with 2015. The decrease was primarily due to the decline in weighted average sales price of our petroleum and petrochemical products mainly as a result of the decrease in crude oil price and excessive production capacity of petroleum products in the industry. The total volume of our products was 12,830,600 tons in 2016, representing a decrease of 7.47% over the previous year. Our production/sale ratio was 100.27%, and the trade receivables recovery rate was 100%. Our total amount of export was RMB11.90 billion, increased by 190.39% compared with 2015.

Year ended December 31, 2016 compared with year ended December 31, 2015

Net sales

Primarily due to the decrease in crude oil price, the market prices of petrochemical products dropped in 2016. The excessive production capacity of petrochemical products and the weak demand in domestic and international markets led to intensive market competition. In 2016, our net sales amounted to RMB65,936.5 million, representing a decrease of 1.64%, as compared to RMB67,037.2 million in 2015. The decrease in our net sales was primarily due to the decline in market prices of petrochemical products as a result of the decrease of crude oil price and weak customer demand for our products. The processing volume of crude oil decreased slightly in 2016 considering the domestic demands, which led to a decrease in the sales volume of our petroleum products. For the year ended December 31, 2016, the weighted average prices (excluding tax) of our synthetic fibers, resins and plastics, intermediate petrochemical products, and petroleum products decreased by 12.41%, 3.83%, 0.51% and 10.81% over the previous year, respectively.

(i) Synthetic fibers

In 2016, the net sales for synthetic fibers amounted to RMB1,855.5 million, representing a decrease of 20.30% as compared to RMB2,328.2 million in 2015. The decrease was primarily due to the decline in price of synthetic fibers, driven by the decline in crude oil price, and also due to the decline in sales volume because of the continued sluggish downstream demand and under-performing initiatives in raw material procurement. The weighted average sales price of synthetic fibers decreased by 12.41%. While the weighted average sales price of acrylic fiber, the principal synthetic fiber product of our Company, decreased by 13.51%, the weighted average sales price of polyester fiber decreased by 5.99% compared to that of the previous year. The decrease in the weighted average price of acrylic fiber and polyester fiber was primarily due to the decline in cost of raw materials resulted from the decrease in crude oil price. The sales of acrylic fiber and polyester fiber accounted for 79.22% and 14.90% of the total sales of synthetic fibers, respectively. Sales volume of synthetic fibers decreased by 9.02% in 2016 compared to that of the previous year.

The net sales of synthetic fiber products accounted for 2.8% of the total net sales in 2016, representing a decrease of 0.7% as compared to the previous year.

(ii) Resins and plastics

The net sales of resins and plastics amounted to RMB9,797.6 million in 2016, representing a decrease of 1.95% as compared to RMB9,992.2 million in 2015. The decrease in net sales was mainly attributable to the decrease in price of resin and plastics, driven by the decline in crude oil price. The weighted average sales price of resins and plastics fell by 3.83%. Among resins and plastics products, the weighted average sales price of polyethylene for 2016 decreased by 3.23%; the weighted average sales price of polypropylene for 2016 decreased by 4.22%; and the weighted average sales price of polyester pellet for 2016 decreased by 0.58%. The decrease in the weighted average price of polyester pellet was primarily due to the decline in cost of raw materials resulted from the decrease in crude oil price. Sales of polyethylene, polypropylene and polyester pellet accounted for 45.11%, 33.07% and 16.56% of the total sales of resins and plastics, respectively. The sales volume of resins and plastics slightly increased by 1.95% in 2016 as compared to the previous year.

The net sales of resins and plastics remain stable at 14.9% of total net sales in 2015 and 2016.

(iii) Intermediate petrochemicals

The net sales of intermediate petrochemical products amounted to RMB8,827.6 million in 2016, representing a decrease of 5.41% as compared to RMB9,332.0 million in 2015. The decrease was primarily due to the decline in the price of intermediate petrochemical products, driven by the decline in crude oil price, and also due to the decline in sales volume because of the decreased downstream demand. The weighted average sales price of intermediate petrochemical products decreased by 0.51%. Among the intermediate petrochemicals, the weighted average sales prices of paraxylene, butadiene, ethylene oxide, benzene and glycol decreased by 0.38%,1.32%,8.50%,0.42% and 9.88%, respectively. The decreases in weighted average sales prices of paraxylene, butadiene, ethylene oxide, benzene and glycol were primarily due to the decline in cost of raw materials resulted from the decrease in crude oil price. Sales of paraxylene, butadiene, ethylene oxide, benzene and glycol accounted for 27.01%, 8.76%, 11.58%, 16.99% and 12.7% of the total sales of intermediate petrochemicals, respectively. The sales volume of intermediate petrochemical products decreased by 4.92% in 2016 as compared to the previous year.

The net sales of intermediate petrochemicals accounted for 13.4% of the total net sales in 2016, representing a decrease of 0.5% as compared to the previous year.

(iv) Petroleum products

The net sales of petroleum products amounted to RMB24,002.6 million in 2016, representing a decrease of 22.07% as compared to RMB30,802.0 million in 2015, with the weighted average sales price decreased by 10.81% and the sales volume of petroleum products decreased by 12.63%. The weighted average sales price of petroleum products decreased in 2016 as compared to the previous year primarily due to the decrease in refined oil price in China as a result of the decline in crude oil price. The decrease in sales volume was mainly due to the reduced processing volume of crude oil after taking into account of the domestic demands.

The net sales of petroleum products accounted for 36.4% of the total net sales in 2016, representing a decrease of 9.5% as compared to the previous year.

(v) Trading of petrochemical products

The net sales of the trading of petroleum products amounted to RMB20,585.4 million in 2016, representing an increase of 50.06% as compared to RMB13,718.2 million in 2015. This increase was mainly attributable to the significant growth in sales of Shanghai Jinmao International Trading Company Limited, one of our subsidiaries, during the year.

The net sales of trading of petrochemical products accounted for 31.2% of the total net sales in 2016, representing an increase of 10.7% as compared to the previous year.

(vi) Others

The net sales of others amounted to RMB867.8 million in 2016, which remained stable as compared to RMB864.6 million in 2015.

The net sales of others accounted for 1.3% of our total net sales in 2016, which remained at the same level as the previous year.

Operating expenses

Our operating expenses are comprised of cost of sales, selling and administrative expenses, other gain, other operating expenses and other operating income.

Our operating expenses decreased by 6.29% from RMB63,128.3 million in 2015 to RMB59,158.6million in 2016. Our operating expenses of synthetic fibers, resins and plastics, intermediate petrochemicals, petroleum products, trading of petrochemical products and others were RMB2,464.4 million, RMB8,160.0 million, RMB7,017.6 million, RMB20,189.6 million, RMB20,534.2 million and RMB792.9 million, respectively, representing decreases of 8.20%,6.99%,16.21%,30.24%, and increases of 49.85% and 21.57% as compared to the previous year, respectively. The decreases in costs of sales and expenses of synthetic fibers, resins and plastics, intermediate petrochemicals products and petroleum products were primarily due to the decline in cost of raw materials resulted from the decrease in crude oil price. The increases in the cost of sales of the trading of petrochemical products and others are mainly attributable to the increases in the trading volume of and expansion of business in crude oil processed on a sub-contract bases.

•	Cost of sales

Our cost of sales amounted to RMB58,731.7 million in 2016, decreased by 6.41% from RMB62,757.1 million in 2015. Cost of sales accounted for 89.07% of net sales for 2016, as compared to 93.62% in 2015. The decrease in cost of sales was primarily due to the decline in crude oil price in 2016.

•	Selling and administrative expenses

Our selling and administrative expenses amounted to RMB546.1 million in 2016, representing a decrease of 9.12% as compared to RMB600.9 million in 2015, mainly due to a decrease in sales compared with the previous year, which resulted in a decline in warehousing and sales agency fees.

•	Other operating income

Our other operating income amounted to RMB197.3 million in 2016, representing a decrease of 16.01% as compared to RMB234.9 million in 2015. The decrease in other operating income was mainly attributable to the decrease of leasing income due to termination of some property leasing and change into the company’s own usage. Meanwhile, the pipeline transportation fees dropped due to the decrease in sales volume.

•	Other (losses)/gains - net

Our other losses – net amounted to RMB53.9 million in 2016, representing a decrease of RMB82.5 million as compared to other gains – net of RMB28.6 million in 2015. This was mainly due to the increase of net loss on disposal of property, plant and equipment of RMB32.6 million and the decrease of gain on forward foreign exchange contracts of RMB37.2 million, as we did not enter into any forward foreign exchange contracts in 2016.

Profits/loss from operations

Our profit from operations amounted to RMB6,777.9 million in 2016, representing an increase of RMB2,869.0 million as compared to RMB3,908.9 million in 2015. In 2016, costs for all segments dropped generally as a result of the decrease of crude oil price. Compared with the decline in unit price of finished products, the unit purchase price of raw materials dropped to a larger extent than the unit price of finished products, leading to a significant growth in our profit from operations as compared to the previous year.

(i) Synthetic fibers

Loss from operations of synthetic fibers amounted to RMB608.9 million in 2016, representing an increase of RMB252.5 million in loss as compared to loss of RMB356.4 million in 2015. The increase was mainly attributable to the continuous increase in the price of acrylonitrile which is the raw material for acrylic fiber products due to capacity fluctuation, which resulted in a surge in costs. The loss was further intensified by the reduction of the profit margin of synthetic fibers products under the sluggish downstream demand.

(ii) Resins and plastics

Profit from operations of resins and plastics amounted to RMB1,637.6 million in 2016, representing an increase of RMB419.0 million as compared to RMB1,218.6 million in 2015. The increase in profit was primarily due to a 6.99% decrease in operating expenses of resins and plastics to RMB8,160.3 million in 2016 from RMB8,773.6 million in 2015 while the market demand and the price of products, in particular polyethylene are relatively stable. The decreases in operating expenses and net sales were primarily attributable to significantly lower costs of raw materials as a result of the decrease in crude oil price.

(iii) Intermediate petrochemicals

Profit from operations of intermediate petrochemicals amounted to RMB1,810.0 million in 2016, representing an increase of RMB853.2 million as compared to profit of RMB956.8 million in 2015. The significant increase in profit was primarily attributable to a decrease of RMB1,357.6 million in cost of sales of intermediate petrochemicals in 2016, while the net sales for the same period only decreased by RMB504.4 million, which leads to a profit growth as compared to the previous year.

(iv) Petroleum products

Profit from operations of petroleum products amounted to RMB3,813.0 million, representing an increase of RMB1,950.7 million as compared to RMB1,862.3 million in 2015. The significant increase in profit was primarily attributable to a decrease of RMB8,750.1 million in cost of sales of petroleum products in 2016 , while the net sales for the same period only decreased by RMB6,799.4 million, which leads to a profit growth as compared to the previous year.

(v) Trading of petrochemical products

Profit from operations of trading of petrochemical products amounted to RMB51.2 million in 2016, representing an increase of RMB36.0 million as compared to RMB15.2 million in 2015. The increase in profit was primarily due to an increase in net sales of RMB6,867.2 million in 2016, while the operating expenses of trading of petrochemical products decreased by RMB6,831.2 million, which leads to a profit growth as compared to the previous year.

(vi) Others

Profit from operations of others amounted to RMB75.0 million in 2016, representing a decrease of 64.69% as compared to RMB212.4 million in 2015. The decrease in profit was mainly attributable to an increase of RMB140.7 million in cost of sales and expenses of other products, while the net sales of other products increased by RMB3.2 million, which leads to a profit decrease as compared to the previous year. The increase in cost of sales and expenses of other products was primarily due to the increase in the net loss on disposal of property, plant and equipment and the decrease in gains on forward foreign exchange contracts.

Net financing income

Our net financing income was RMB83.7 million in 2016, compared with a net financing expenses of RMB243.8 million in 2015. The change was mainly due to the repayment of long term borrowings and certain short term borrowings by us in 2016, which lowered the interest expense from RMB211.9 million in 2015 to RMB53.6 million in 2016. Furthermore, our interest income increased by RMB84.2 million as a result of an increase in bank deposits.

Share of profit of associates and jointly controlled entities

Our share of profit of associates and jointly controlled entities amounted to RMB916.8 million in 2016, representing an increase of 60.25% as compared to RMB572.1 million in 2015. The increase was mainly attributable to a significant increase in our share of profit in Secco from RMB437.0 million in 2015 to RMB742.7 million in 2016.

Earnings before income tax

Our earnings before taxation was RMB7,778.3 million in 2016, representing an increase of RMB3,541.1 million, or 83.6%, as compared to RMB4,237.2 million in 2015.

Income tax

Our income tax expenses amounted to RMB1,796.8 million in 2016, representing an increase of RMB870.0 million, or 93.9%, as compared to RMB926.8 million in 2015. The change was primarily attributable to profit increase.

In accordance with the PRC Enterprise Income Tax Law (amended) which took effect from 1 January 2008, the income tax rate of the Company in 2016 was 25% (2015:25%). Our effective income tax rate was 23.10% in 2016, as compared to 21.87% in 2015. The relatively high effective income tax rate in 2016 was mainly due to the ratio of the share profit of investments accounted for using the equity method over profit before taxation is 11.61% in 2016, representing a decrease of 1.65% compared with that of 13.26% in 2015.

Net income/loss

Our net income was RMB5,918.5million in 2016, representing an increase of RMB2,671.1 million, or 80.7%, as compared to RMB3,310.4 million in 2015.

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

The net sales of others accounted for 1.3% of our total net sales in 2015, representing an increase of 0.3% as compared to the previous year.

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

Profits/loss from operations

Our profit from operations amounted to RMB3,908.9 million in 2015, representing an increase of RMB4,496.8 million as compared to our loss from operation of RMB587.9 million in the previous year. In 2015, costs for all segments dropped drastically as a result of the decrease of crude oil price. Compared with the decline in unit price of finished products, the unit purchase price of raw materials dropped to a larger extent than the unit price of finished products, leading to a significant growth in our profit from operations as compared to the previous year. In addition, profit from our investment in Secco was RMB437 million in 2015, representing an increase of RMB505 million as compared to a loss of RMB68 million in 2014.

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

Share of profit of associates and jointly controlled entities

Our share of profit of associates and jointly controlled entities amounted to RMB572.1 million in 2015, representing an increase of 891.5% as compared to RMB57.7 million in 2014. The increase was mainly attributable to a significant increase in our share of profit in Secco from share of loss of RMB68.0 million in 2014 to share of profit of RMB437 million in 2015.

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

The following table sets forth a condensed summary of our consolidated statement of cash flows for the years ended December 31, 2014, 2015 and 2016.

	Year Ended December 31,
Cash flow data	2014	2015	2016
	(Millions of RMB)
Net cash generated from operating activities	3,662.4	4,932.8	7,181.8
Net cash used in investing activities	(910.1)	439.0	189.9
Net cash used in financing activities	(2,606.5)	3,695.7	2,637.2
Net increase/(decrease) in cash and cash equivalents	145.8	798.0	4,354.7

Net cash generated from/used in operating activities

The net cash generated from operating activities amounted to RMB7,181.8 million in 2016, representing an increase in cash inflows of RMB2,249.0 million as compared to the net cash inflows of RMB4,932.8 million in 2015, due to the following reasons: (1) we recorded profit before income tax of RMB7,778.3 million in 2016, representing an increase of RMB3,541.1 million as compared to RMB4,237.2 million in 2015; (2) we paid income tax amounted to RMB1,268.1 million in 2016, representing an increase of RMB1,235.0 million as compared to RMB33.1 million in 2015.

The net cash generated from operating activities amounted to RMB4,932.8 million in 2015, representing an increase in cash inflows of RMB1,270.4 million as compared to the net cash inflows of RMB3,662.4 million in 2014, due to the following reasons: (1) we recorded profit from operation during the reporting period, net cash inflows from profit before taxation (net of depreciation and impairment losses on property, plant and equipment) amounted to RMB6,009.5 million in 2015, representing an increase of RMB4,959.7 million in cash inflows as compared with net cash inflows of RMB1,049.8 million in the previous year, (2) our decreased inventory balance as at the end of the period led to an increase in operating cash flow of RMB1,752.5 million in 2015 (compared with an increase in operating cash flow of RMB3,108.5 million in the previous year due to decreased inventory balance at the end of the previous year), (3) the increase in operating payables as at the end of the period led to a decrease in operating cash flow of RMB1,451.7 million in 2015 (as compared to a decrease in operating cash flow of RMB1,255.2 million as a result of an increase in operating payables in the corresponding period of the previous year).

Net cash used in investing activities

Our net cash used in investing activities decreased from RMB439.0million in 2015 to RMB189.9 million in 2016. This was primarily because the dividends we received from associates and jointly controlled entities increased from RMB216.5 million in 2015 to RMB557.3 million in 2016.

Our net cash used in investing activities decreased from RMB910.1 million in 2014 to RMB439.0 million in 2015. This was primarily because our purchases of property, plant and equipment and other long-term asset decreased from RMB1,089.3 million in 2014 to RMB695.3 million in 2015, and our dividends received from joint ventures and associates increased from RMB98.8 million in 2014 to RMB216.5 million in 2015.

Net cash used in financing activities

Our net cash used in financing activities was RMB2,637.2 million in 2016, while our net cash used in financing activities was RMB3,695.7 million in 2015. The decrease was primarily due to the decrease in repayments of borrowings to third parties of RMB23,690.33 million, the effect of which was partially offset by the decrease in proceeds from borrowings from third parties of RMB7,347.5 million from 2015 to 2016 as we reduced crude oil processing volume in 2016 due to weak customer demand for our petroleum products.

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

Borrowings and banking facilities

Due to the Company’s net profit position and the reduced capital expenditure, the Company managed to maintain the balance of cash and cash equivalents at a prudent level with a decrease in the amount of borrowings in 2016. Our total borrowings at the end of 2016 amounted to RMB546.4 million, representing a decrease of RMB1,523.6 million as compared to RMB2,070 million at the end of the previous year. We have generally been able to arrange short term loans with several PRC financial institutions as and when needed. The debt obligations as of December 31, 2015 and 2016 were as follows.

	Year Ended December 31,
Debt instruments	2015	2016
	(Millions of RMB)
Short term bank loans (1)	1700.0	546.4
Short term loans from a related party (2)	370.0	—
Long term bank loans (1)	—	—

	2,070.0	546.4

(1)	As of December 31, 2016, no borrowings were secured by the way of property, plant and equipment. We obtained a credit rating of AA- for financing loans, assessed by Centrus Business Credit Consulting Co., Ltd., a credit rating agency authorized by the People’s Bank of China. As of December 31, 2016, the current assets exceeded current liabilities by RMB5,933.51million. The liquidity of the Company is primarily dependent on the ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and on its ability to obtain adequate external financing to support its working capital and meet its debt obligation when they become due. As of December 31, 2016, we had standby credit facilities of RMB23,664.19 million, within which the maturity dates of unused facility amounting to RMB21,959.22million will be after 31 December 2017. We assessed that all the facilities could be renewed upon their expiration dates. We have carried out a detailed review of the cash flow forecast for the 12 months ending December 31, 2017. Based on such forecast, we believe that we will be able to renew these facilities when they expire based on our well-established relationships with various lenders and adequate sources of liquidity exist to fund our working capital and capital expenditure requirements.
(2)	We borrowed short term loans from a subsidiary of Sinopec Group, Sinopec Finance Company Limited, on terms no less favorable to us than terms available from the other commercial banks in China. We have entered into the Comprehensive Services Framework Agreement with Sinopec Group so as to obtain financial services from Sinopec Finance Company Limited for the three years ending December 31, 2014, 2015 and 2016.

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

Liability-to-asset ratio

As at December 31, 2016, our liability-to-asset ratio was 26.34%, while as of December 31, 2015, our liability-to-asset ratio was 27.77%. The ratio is calculated using this formula: total liabilities divided by total assets.

Capital expenditure

In 2016, our capital expenditure amounted to RMB824.0 million, representing an increase of 3.00% as compared to RMB800.0 million in capital expenditure in 2015. Major projects include the following:

Project	Total project investment RMB million	Project status as at December 31, 2016
Manufacturing facilities of EVA with a capacity of 100,000 Tons/Year	1,132	Preliminary design

Desulfurization revamps for furnaces No. 1, to No. 6 thermal power boilers	164	Completed

Desulfurization & denitrification of start-up boilers flue gas in olefin plant	81	Completed

Upgrade project on No.2 diesel hydrogenation unit	99	Completed

Oil tank’s odors control project of Storage and Transportation Department	63	Completed

Total	1539

Our capital expenditure for 2017 is estimated at approximately RMB1.5 billion.

C. Research and Development, Patents and Licenses, etc.

We have a number of technology development units, including the Petrochemical Research Institute, the Plastics Research Institute, the Polyester Fiber Research Institute, the Acrylic Fiber Research Institute and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. Our research and development expenditures in 2014, 2015 and 2016 were RMB43.6 million, RMB87.6 million and RMB102.1 million, respectively.

We are not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

D. Trend Information

In 2017, the global economy is expected to be largely uncertain and recover slowly from the financial crisis. Although the rebound of the U.S. economy may improve the world’s economy, the U.S.’s exit of its quantitative easing monetary policy may have an impact on the economies of emerging markets. Given the high level of debts of developed countries and the slowing growth rates in major economies, emerging markets are expected to enhance their efforts to adjust the structures of their economies for further development.

There exists uncertainty in China’s economic development. China’s economy is expected to continue to grow steadily; however, a variety of factors, such as difficulties in significantly increasing domestic and foreign demand, will constrain such growth.

Supply in the international crude oil market is expected to be sufficient, while market demand for crude oil may be suppressed by the pessimistic outlook for the world’s economic growth. The price of crude oil is generally expected to fluctuate in 2017.Given the strong supply of crude oil, the price of crude oil may remain unchanged or even decrease.

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

E. Off-balance Sheet Arrangements

As of December 31, 2016, we had no contingent liabilities in respect of guarantees issued to banks in favor of our associated companies and other unlisted investments (December 31, 2015: nil). Other than our capital commitments disclosed in Note 32 in our consolidated financial statements included in Item 18. Financial Statements, we do not have any other off-balance sheet arrangements.

F. Contractual Obligations and Commercial Commitments

The following table sets forth our obligations to make future payments under contracts effective as of December 31, 2016.

		As of December 31, 2016/Payment Due by Period
	Total	Within 1 year or on demand	More than 1 year but within 2 years	More than 2 years but within 5 years	More than 5 years
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Contractual obligations
Short term borrowings	546,432	546,432	—	—	—
Long term borrowings	—	—	—	—	—
Operating lease	118,154	60,125	54,438	2,136	1,455
Total contractual obligations	664,586	606,557	54,438	2,136	1,455

		As of December 31, 2016/Payment Due by Period
	Total	Within 1 year or on demand	More than 1 year but within 2 years	More than 2 years but within 5 years	More than 5 years
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Estimated future interest payments
Fixed rate	1,547	—	—	—	—
Variable rate	12,152	—	—	—	—
Total estimated future interest payments	13,699	—	—	—	—
Investment commitments
Capital contribution to Secco (Note 29(i))	111,263	—	—	—	—
Other commercial commitments
Capital commitments (Note 32)	913,336	—	—	—	—

Note: Capital commitments refer to commitments for purchase of property, plant and equipment.

G. Other Information

Employees

Our employment costs for 2016 were RMB2,353.2 million.

As at December 31, 2016, we had 11,088 employees in total, among whom there were 6,607 production staff, 69 sales representatives, 83 financial personnel, 1,134 administrative staff and 3,195 other personnel. 50.76% of our employees had tertiary qualifications or above. The company has 17,451 retired employees who are under retirement insurance plans, details of which are provided under Item 6. D. Employees. During 2015, we terminated employment with 1,071 persons (including the retired and voluntary leave), accounting for 8.81% of 12,159 employees we had as of January 1, 2016.

Inflation

Inflation or deflation did not have a significant impact on our results of operations for the year ended December 31, 2016.

Purchase, Sale and Investment

Except as disclosed in this report, during the year ended December 31, 2016, we engaged in no material purchase or sale of our subsidiaries or associated companies or any other material investments.

Pledge of Assets

As of December 31, 2016, we have not pledged any of our property or equipment.

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

Name	Age	Position
Directors
Wang Zhiqing	54	Chairman of the Board of Directors and President
Wu Haijun	54	Vice Chairman of the Board of Directors
Gao Jinping	50	Vice Chairman of the Board of Directors and Vice President
Ye Guohua(1)	48	Director and Chief Financial Officer
Jin Qiang	51	Director and Vice President
Guo Xiaojun	47	Director and Vice President
Lei Dianwu	54	External Director
Mo Zhenglin	52	External Director
Choi Tingki	62	Independent Director and Director of the Audit Committee
Zhang Yimin	62	Independent Director and Director of the Remuneration and Appraisal Committee
Liu Yunhong	40	Independent Director
Du Weifeng	40	Independent Director
Supervisory Committee
Kuang Yuxiang(2)	54	Chairman of Supervisory Committee
Zuo Qiang	54	Supervisor
Li Xiaoxia	47	Supervisor
Zhai Yalin	52	External Supervisor
Wang Liqun(3)	59	External Supervisor
Zheng Yunrui	51	Independent Supervisor
Pan Fei	60	Independent Supervisor
Other Executive Officers
Zhang Jianbo (4)	54	Secretary to the Board
Zhou meiyun (5)	47	Vice President and Chief Financial Officer
Jin Wenmin(6)	51	Vice President

(1) Mr. Ye Guohua resigned from his position of Director, Executive Director, member of the Remuneration and Appraisal Committee, Vice President and Chief Financial Officer on January 26, 2017.

(2) Mr. Kuang Yuxiang resigned from his position of Supervisor and Chairman of Supervisory Committee on July 29, 2016.

(3) Mr. Wang Liqun resigned from his position of Supervisor on February 23, 2017.

(4) Mr. Zhang Jianbo was appointed Secretary to the Board on the eleventh meeting of the Eighth Session of the Board of Directors on March 16, 2016 and resigned from his position of Secretary to the Board on April 26, 2017.

(5) Mr. Zhou Meiyun was appointed Vice President and Chief Financial Officer on the seventeenth meeting of the Eighth Session of the Board of Directors on February 8, 2017.

(6) Mr. Jin Wenmin was appointed Vice President on the fourteenth meeting of the Eighth Session of the Board of Directors on September 7, 2016.

Directors

Wang Zhiqing, 54, is the Chairman, President and Deputy Secretary of the Communist Party Committee of the Company. Mr. Wang began his career in 1983 and has held various positions including Deputy Leader of preparatory team for the chemical fiber plant of Luoyang Petrochemical Complex, Deputy Chief Engineer of Luoyang Petrochemical Complex cum Officer-in-Charge of the preparatory team for the chemical fiber plant, and the Deputy Chief Engineer cum Director of the chemical fiber plant. From June 1999 to December 2001, Mr. Wang was the Chief Engineer of Luoyang Petrochemical Complex. From February 2000 to December 2001, Mr. Wang was the Vice President cum Chief Engineer of Sinopec Corp. Luoyang Branch. From December 2001 to October 2006, Mr. Wang was the Manager of Sinopec Corp. Luoyang Branch. From July 2005 to May 2007, Mr. Wang was the Leader of the preparatory team for a Sinopec refinery project in Guangxi. From October 2006 to December 2008, Mr. Wang was the Manager of Sinopec Corp. Jiujiang Branch. From December 2008 to July 2010, Mr. Wang was the Manager of Sinopec Corp. Jiujiang Branch. Mr. Wang was appointed the President and Deputy Secretary of the Communist Party Committee of the Company in July 2010. Mr. Wang was appointed the Director of the Company in December 2010 and served as the Vice Chairman of the Company from December 2010 to June 2013. In February 2011, Mr. Wang was appointed the Director and Chairman of the board of Secco. In June 2013, Mr. Wang was appointed the Chairman of the Board of the Company. Mr. Wang graduated from the East China Petroleum Institute majoring in refinery engineering and obtained a Bachelor of Engineering in 1983. He graduated from China University of Petroleum (East China) majoring in chemical engineering and technology and obtained a Doctorate in Engineering in 2006. In 2001 Mr. Wang also obtained an MBA from Open University of Hong Kong. In 2013, he obtained an MBA from China Europe International Business School. He is a professor-level senior engineer by professional title.

Wu Haijun, 54, is the Vice Chairman of the Company, Director and Vice President of Secco. Mr. Wu joined the Complex in 1984 and has held various positions including the Deputy Director and Director of the Company’s No.2 Chemical Plant as well as the Manager of the Chemical Division. He was the Vice President of the Company from May 1999 to March 2006 and the Director of the Company from June 2004 to June 2006. He was the Manager and Secretary of the Communist Party Committee of Sinopec Corp. Chemical Sales Branch from December 2005 to March 2008. From December 2005 to April 2010, he was the Director of the Chemical Business Department of Sinopec Corp. In April 2010, he was appointed the Director of Secco. From April 2010 to February 2011, he served as the President of Secco. In June 2010, he was appointed the Director and Vice Chairman of the Company. In February 2011, Mr. Wu was appointed the Vice President of Secco. Mr. Wu graduated from the East China Institute of Chemical Technology in 1984, majoring in chemical engineering, and obtained a Bachelor of Engineering. In 1997, he obtained an MBA from the China Europe International Business School. He is a senior engineer by professional title.

Gao Jinping, 50, is the Vice Chairman of the Company, Secretary of the Communist Party Committee and Vice President of the Company. Mr. Gao joined the Company in 1990 and has held various positions including the Deputy Secretary of the Communist Youth League Committee of the Company, Deputy Secretary of the Communist Party Committee of the Experimental Plant, Deputy Secretary of the Chemical Division of the Company and Director of the Propaganda Division of the Communist Party Committee of the Company. From May 2003 to March 2013 Mr. Gao served as the Deputy Secretary of the Communist Party Committee of the Company. From May 2003 to November 2013 Mr. Gao served as the Chairman of the Labor Union of the Company. From June 2004 to June 2006 Mr. Gao served as the Director of the Company. From April 2006 to March 2013 Mr. Gao served as the Secretary of the Communist Party Discipline Supervisory Committee of the Company. From June 2006 to April 2013 Mr. Gao served as the Supervisor and Chairman of the Supervisory Committee of the Company. In March 2013 Mr. Gao was appointed the Secretary of the Communist Party Committee of the Company. In April 2013 Mr. Gao was concurrently appointed the Vice President of the Company. In June 2013 Mr. Gao was appointed the Director of the Company. Mr. Gao graduated from the Food Processing Faculty of Shanghai Aquatic Products University majoring in cooling and cold storage technology and obtained a Bachelor of Engineering in 1990. In 2001, he completed his post-graduate studies in business administration focusing on the aspects of industrial economics at Shanghai Academy of Social Sciences. He is a senior specialist technician by professional title.

Jin Qiang, 51, is the Director and Vice President of the Company. Mr. Jin joined Zhenhai General Petrochemical Works in 1986 and has held various positions including the Deputy Director of the Utilities Department, Deputy Director and Director of the Machinery and Power Division of Sinopec Zhenhai Refining & Chemical Co., Ltd, and Director of the Machinery and Power Division of Sinopec Corp. Zhenghai Refining & Chemical Branch. From March 2007 to October 2011, Mr. Jin served as the Deputy Chief Engineer of Sinopec Corp. Zhenghai Refining & Chemical Branch. Mr. Jin was appointed the Vice President of the Company in October 2011. In June 2014, Mr. Jin was appointed Director of the Company. Mr. Jin graduated in 1986 from East China Institute of Chemical Technology majoring in chemical machinery, and graduated in 2007 from the Graduate School of Central Party School majoring in economic management. He is a senior engineer by profession title.

Guo Xiaojun, 47, is the Director and Vice President of the Company. Mr. Guo joined the Complex in 1991 and has held various positions including the Director of the Polyolefin Integrated Plant in the Plastics Division as well as Deputy Chief Engineer, Assistant to the Manager, Deputy Manager, and Manager cum Deputy Secretary of the Communist Party Committee of the Plastics Division. He served as the Deputy Chief Engineer and Director of the Production Department of the Company from March 2011 to April 2013. In April 2013, he was appointed the Vice President of the Company. In June 2014, Mr. Guo was appointed Director of the Company. He graduated from the East China University of Science and Technology majoring in basic organic chemical engineering in 1991 and obtained a Bachelor of Engineering. Mrs. Guo obtained a Master of Engineering majoring in chemical engineering from the East China University of Science and Technology in 2008. He is a professor-level senior engineer by professional title.

External Directors

Lei Dianwu, 54, is the Vice President of Sinopec Corp., Assistant to President and Chief Economist of Sinopec Group. Mr. Lei has been serving as an External Director of the Company since June 2005. Mr. Lei has held various positions including the Deputy Director of Planning Division of Yangzi Petrochemical Company, Director of the Preparation Office of the Joint Venture of Yangzi Petrochemical Company, Vice President and Manager of the Production Division of Yangzi BASF Stylene Company Limited. He acted as the Deputy Manager and Deputy Director of the Joint Venture Office at Yangzi Petrochemical Company, Director of Planning and Development Department of China Dong Lian Petrochemical Limited Liabilities Company, Vice President of Yangzi Petrochemical Limited Liabilities Company and Deputy Director of Development and Planning Division of Sinopec Corp. From March 2001 to August 2013, he served as the Director of Development and Planning Division of Sinopec Corp. He has been serving as the Assistant to President of Sinopec Group since March 2009 and serving as the Vice President of Sinopec Corp since May 2009. In August 2013, Mr. Lei was appointed the Chief Economist of Sinopec Group. Mr. Lei has rich experience in enterprise planning and investment development management. In 1984, Mr. Lei graduated from the East China Petroleum Institute majoring in basic organic chemicals and obtained a Bachelor of Engineering. He is a senior engineer by professional title.

Mo Zhenglin, 52, is Chief Accountant of the Chemical Division of Sinopec Corp. and Director of Shanghai Secco. Mr. Mo began his career in August 1986 and has held various positions, including Deputy Director of the Finance Department and Head of the Accounting Department, as well as Chief Accountant and Director of the Finance Department of the Refinery Division of Beijing Yanshan Petrochemical Corporation (now known as Sinopec Beijing Yanshan Company); and Deputy Chief Accountant of Sinopec Beijing Yanshan Company and Chief Accountant of the Refinery Division. He served as Director of Beijing Yanshan Petrochemical Company Limited and Chief Accountant of Sinopec Beijing Yanshan Company from April 2002 to August 2008. Mr. Mo has been Chief Accountant of the Chemical Division of Sinopec Corp. since August 2008, and Director of Shanghai Secco Petrochemical Company since November 2008. In June 2014, he was appointed the Director of the Company. Mr. Mo obtained a bachelor’s degree in Management from Zhongnan University of Economics in 1986, majoring in Finance and Accounting. He is a senior accountant by professional title.

Independent Directors

Choi Tingki, 62, is a senior Fellow of the Hong Kong Institute of Certified Public Accountants, a member of the Committee of the Chinese People’s Political Consultative Conference of Jing’an District, Shanghai, and Honorary Vice-Chairman of the Federation of Returned Overseas Chinese of Jing’an District, Shanghai. Mr. Cai has been serving as an Independent Director of the Company since June 2011. Mr. Cai graduated from the Faulty of Accounting of Hong Kong Polytechnic University in 1978. He joined KPMG in the same year and has held various positions, including the Deputy Manager and Manager of the Audit Department of KPMG Hong Kong Office, Managing Partner of KPMG Shanghai Office, Senior Partner of KPMG Huazhen Shanghai Office as well as Senior Partner of KPMG Huazhen in Eastern and Western China. Mr. Cai retired from KPMG Huazhen in April 2010. Mr. Cai was responsible for IPO projects for a number of large Chinese domestic enterprises in China, Hong Kong or overseas, as well as for various projects for listed companies. He possesses a wealth of professional knowledge and experience.

Zhang Yimin, 62, is a Professor of Economics and Finance, and Director of the Faculty of Accounting and Finance at China Europe International Business School. Mr. Zhang has been serving as an Independent Director of the Company since October 2013. Mr. Zhang obtained a doctorate degree majoring in finance and political studies at the Business School of the University of British Columbia in Canada, and has held various positions including a Post-doctoral Fellow at the Business School of University of British Columbia, an Assistant Professor at University of New Brunswick, and an Associate Professor at City University of Hong Kong. He has been working as a Professor of Economics and Finance at the China Europe International Business School since September 2004. Mr. Zhang’s major study areas are business operations, financing and industrial economic studies, and has accumulated abundant expertise and experience in these areas.

Liu Yunhong, 40, is a doctor of law and a post-doctoral fellow in economics and law, and is General Manager of the Investment Banking Department of Hwabao Securities co. Ltd. Mr. Liu has been serving as an independent director of the Company since June 2015. He is also Deputy Head of the Institute of International M&A and Investment, Renmin University of China and a supervisor of post-graduate studies at East China University of Political Science and Law. From June 2008 to August 2010, Mr. Liu was the Head of Legal and Compliance Division of Guotai Asset Management Co., Ltd. From September 2010 to August 2012, he conducted post-doctoral research at the Shanghai Stock Exchange. From September 2012 to October 2013, Mr. Liu was the General Manager of the Investment Banking Department of Aerospace Securities Co., Ltd. From October 2013 onwards, Mr. Liu has been the General Manager of the Institutional Business Department (later renamed as the Investment Banking Department) of Hwabao Securities Co. Ltd. Mr. Liu is also an Independent Director of Shanghai Aerospace Automobile Electromechanical Co.,Ltd. and Guangdong Hec Technology Holding Co., Ltd. Mr. Liu obtained a doctorate degree in Law majoring in civil and commercial law in July 2008. From October 2008 to August 2010, Mr. Liu was a researcher conducting post-doctoral research in economics at Guanghua School of Management, Peking University.

Du Weifeng, 40, holds a master’s degree in law and a master’s degree in business administration and is a lawyer. Mr. Du is a partner of the Shanghai branch of Beijing JunZeJun Law Offices. He has been serving as an independent director of the Company since June 2015. He was a lawyer at Watson & Band Law Offices in Shanghai between June 2004 and December 2006, and a lawyer at Wintell & Co Law Firm in Shanghai between January 2007 and February 2009. He has been a partner of the Shanghai branch of Beijing JunZeJun Law Offices since February 2009. Mr. Du has extensive experience in the disposal of non-performing financial assets, and is very familiar with the processes and methods of disposal of non-performing financial assets. Mr. Du obtained a bachelor’s degree in commercial law from Shanghai University in July 1998, and a master’s degree in commercial law from Bristol University in September 2005. He also obtained a master’s degree in business administration from China Europe International Business School in October 2013.

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

Zuo Qiang, 54, is the Supervisor, Vice Secretary of the Discipline Supervisory Committee, Director of the Supervisory Office and Director of the Office of the Supervisory Committee of the Company. Mr. Zuo joined the Complex in 1981 and has held various positions, including the archivist of the Command Division for the Construction of No. 1 Chemical Plant Phase II, Head of the Archives Office of the ethylene plant, Secretary of the Youth League Committee of the ethylene plant, Secretary of the Youth League Committee of the Refining and Chemical Division of the Complex, Secretary of the Youth League Committee of the Refining and Chemical Division, General Secretary of the Communist Party Committee of Ethylene Plant No. 1 of the Refining and Chemical Division of the Company, Deputy Director of the Supervisory Office, and Secretary of the Discipline Supervisory Committee of the Company. He was appointed the Director of the Supervisory Office of the Company in April 2011. He was appointed the Supervisor of the Company and the Director of the Office of the Supervisory Committee in June 2011. In October 2011, he was appointed the Deputy Secretary of the Discipline Supervisory Committee. Mr. Zuo graduated from the Correspondence College of the Communist Party Committee School of the Central Committee in 1993 with a major in Party & Administrative management. He is a senior specialist technician by professional title.

Li Xiaoxia, 47, is the Supervisor and the Vice Chairman of the Labor Union of the Company. Ms. Li joined the Complex in 1991 and has held various positions, including the Controller of the operation zone of the marine terminal of the Company, Assistant to the Workshop Director, Deputy Workshop Director and Deputy Section Chief of Storage and Transportation Area No. 2 of the Refining and Chemical Division, Deputy Secretary of the Youth League Committee of the Company , General Secretary of the Communist Party of the Labor Union for Staff Exchange and Relocation Centre, and Secretary of the Communist Party Committee and Deputy Manager of the Refining Division of the Company. She was appointed the Supervisor of the Company in June 2011 and Vice Chairman of the Labor Union of the Company in December 2011. Ms. Li graduated from the Liaoning University of Petroleum and Chemical Technology in 1991 majoring in petroleum and natural gas transportation. She is a senior specialist technician by professional title.

External Supervisors

Zhai Yalin, 52, is the Deputy Director of the Auditing Bureau of Sinopec Group and Deputy Director of the Auditing Division of Sinopec Corp. and has been serving as an External Supervisor of the Company since June 2008. Mr. Zhai began his career in 1986 and has held various positions including the Deputy Director of the Office and Director of the Auditing Department of Qianguo Refinery, Deputy Director of the General Office of Sinopec Huaxia Auditing Company, Deputy Director of the General Administrative Office of the Auditing Bureau of Sinopec Group, Director of the General Administrative Office of the Auditing Bureau of Sinopec Group, and Director of the General Administrative Office of the Auditing Bureau of Sinopec Group (Auditing Department of Sinopec Corp.). Since December 2001, Mr. Zhai has been concurrently serving as the Deputy Director of the Auditing Bureau of Sinopec Group and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai graduated from the Jilin Siping Normal College in 1986. He is a senior economist by professional title.

Independent Supervisors

Zheng Yunrui, 51, is currently a professor of the Civil and Commercial Law Department of East China University of Political Science and Law School of Law. He has been serving as an Independent Supervisor of our Company since December 2014. Mr. Zheng graduated from Shangrao Normal College in Jiangxi Province in July 1986, with an English major and obtained LL.M. and Ph.D. from Peking University Law School in July 1993 and July 1998, respectively. Mr. Zheng subsequently worked in Shangrao Education Bureau in Jiangxi Province, Hainan Airport Company Limited, China Township Enterprises Investment & Development Co., Ltd and Legislative Affairs Office of Shanghai Municipal People’s Government. Since August 2001, he has been served as a teacher for the East China University of Political Science and Law. From July 2002 to December 2002, he was a visiting scholar of the National University of Singapore School of Law. Mr. Zheng has engaged in the teaching and research work in such areas as the Civil Law Subjects, Property Law, Contract Law, Insurance Law, Social Insurance Law and Government Procurement Act and advises on legal issues in relation to the operation and management of the company. He has accomplished great academic achievements and an evaluation expert in terms of the procurement of Shanghai Municipal Government and an arbitrator of the Shenzhen Arbitration Commission.

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

Senior Management

Jin Wenmin, 51, is the Vice President of the Company and Head of Production Department. Mr. Jin joined the Shanghai Petrochemical Complex in 1985. He has held various positions, including the Secretary of the Communist Party Committee of the Company’s 1# refining unit, the head of butadiene unit, manager of the branch company of storage and transportation, the manager and deputy secretary of the Communist Party Committee of storage and transportation department, the manager and deputy secretary of the Communist Party Committee of refining division. From April 2013 to February 2017, Mr. Jin served as the Head of Production Department of the Company. From May 2013 to August 2016, Mr Jin served as the Assistant to General Manager of the Company. Mr. Jin was appointed as Vice President of the Company in September 2016. Mr. Jin graduated from Shanghai Second Polytechnic University, majoring in Business Administration. He has senior engineer qualifications.

Zhou Meiyun, 47, is the Vice President and Chief Financial Officer of the Company. Mr. Zhou joined Shanghai Petrochemical Complex in 1991 and held various positions, including Manager of Finance Department, Assistant of Manager, Deputy Manager and Manager of the Company. He was appointed as the Manager of Finance Department of Shanghai SECCO in May 2011 and Vice President and Chief Financial Officer of the Company in February 2017. Mr. Zhou graduated from Shanghai University of Finance and Economics in 1991, majoring in accounting. He obtained a master’s degree in economics from Huazhong University of Science and Technology majoring in western economics in 1997. He is a senior accountant by professional title.

A. Compensation.

The aggregate amount of cash compensation we paid to our directors, supervisors and executive officers during the year ended December 31, 2016 was approximately RMB5.97 million. In addition, directors and supervisors who are also officers or employees receive certain other benefits-in-kind, such as subsidized or free health care services, housing and transportation, which large Chinese enterprises customarily provide to their employees. No benefits are payable to members of the board or the Supervisory Committee or the executive officers upon termination of their relationship with us.

The following tables set forth the compensation on an individual basis for our directors, supervisors and executive officers who received compensation from us in 2016.

Name	Position with the Company	Salaries and other benefits	Retirement scheme contributions(1)	Discretionary bonus	Share Options	Total Remuneration in 2016
		(RMB’000) (before tax)	(RMB’000) (before tax)	(RMB’000) (before tax)	(RMB’000) (before tax)	(RMB’000) (before tax)
Wang Zhiqing	Chairman, President & Executive Director	199	18	564	250	1,031
Wu Haijun	Vice Chairman & Executive Director	199	18	563	250	1,030
Gao Jinping	Vice Chairman, Vice President &Executive Director	175	18	490	215	898
Jin Qiang	Executive Director & Vice President	239	18	490	215	962
Guo Xiaojun	Executive Director & Vice President	175	18	484	215	892
Lei Dianwu	External Director	—	—	—	—	—
Mo Zhenglin	External Director	—	—	—	—	—
Choi Tingki	Independent Director and Director of the Audit Committee	150	—	—	—	150
Zhang Yimin	Independent Director and Director of the Remuneration and Appraisal Committee	150	—	—	—	150
Liu Yunhong	Independent Director	150	—	—	—	150
Du Weifeng	Independent Director	150	—	—	—	150
Kuang Yuxiang	Former Chairman of Supervisory Committee	140	11	320	—	471
Zuo Qiang	Supervisor	120	15	295	—	430
Li Xiaoxia	Supervisor	119	14	259	—	392
Zhai Yalin	External Supervisor	—	—	—	—	—
Wang Liqun	Former External Supervisor	—	—	—	—	—
Zheng Yunrui	Independent Supervisor	—	—	—	—	—
Pan Fei	Independent Supervisor	—	—	—	—	—
Ye Guohua	Former Director and Chief Financial Officer	175	18	490	215	898

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

Name	Position with the Company	Remuneration in 2016
		(RMB’000) (before tax)
Zhang Jianbo	Former Secretary to the Board	318.4
Zhou Meiyun	Vice President and Chief Financial Officer	—
Jin Wenmin	Vice President	85.5

C. Board Practices.

Board of Directors

Our board of directors consists of eleven members. Our directors are elected at meetings of our shareholders, and, unless they resign at an earlier date, are deceased or removed, will serve three-year terms. The directors shall be eligible for reelection upon expiry of their terms of office; however, the combined tenure of an independent director may not exceed a total of six years. The term of our current board of directors will expire in June 2017. None of our directors have entered into any service contracts with us or any of our subsidiaries providing for benefits upon termination of appointment or employment (with the exception of compensation required by Chinese labor law).

Independent Board Committee

We formed an Independent Board Committee on October 24, 2013, which consists of four independent non-executive directors. The current members are Choi Tingki, Zhang Yimin, Liu Yunhong and Du Weifeng. The Independent Board Committee advised our shareholders other than Sinopec Corp. and its associates in respect of the terms of the continuing connected transactions under the renewed Mutual Product Supply and Sale Services Framework Agreement with Sinopec Group and Sinopec Corp. and the renewed Comprehensive Services Framework Agreement with Sinopec Group and the proposed caps on annual transaction values thereof for the three years ending December 31, 2016.

Supervisory Committee2.50

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

Audit Committee

Pursuant to Paragraph 14 of the Code of Best Practices set out in Appendix 14 of the Rules Governing the Listing of Securities on The HKSE, we formed an audit committee on June 15, 1999 which consists of three directors. The current members are Choi Tingki, Liu Yunhong and Du Weifeng. The principal duty of the audit committee is to review and supervise our financial reporting process and internal controls. The members of the audit committee will hold office for the same term as their directorships which will expire in June 2017.

Remuneration Committee

We formed a remuneration committee on December 25, 2001 which consists of three directors. As of December 31, 2016, the members of the remuneration committee are Zhang Yimin, Ye Guohua and Du Weifeng. Mr. Ye Guohua resigned as Executive Director, Vice President and Chief Financial Officer on 26 January 2017. Following his resignation, Mr. Ye Guohua ceased to be a member of the Remuneration and Appraisal Committee on the same day. The Company is looking for a suitable candidate to fill the vacancy. The key responsibility of the Remuneration Committee is to formulate and review the remuneration policy and plan for the directors and executive officers, formulate the standards for evaluation of the directors and executive officers and conduct such evaluations.

Summary Corporate Governance Differences

There are significant differences between our corporate governance practices and those of U.S. issuers listed on the NYSE. Pursuant to Section 303A.11 of the NYSE listing Manual, we have disclosed certain of these differences on our website at http://www.spc-ir.com.hk/eng/company.asp.

D. Employees.

As of December 31, 2016, we had 11,088 employees.

The following table shows the approximate number of employees we had at the end of our last three years by the principal business function they performed:

	December 31,
	2014	2015	2016
Management	1,441	1,603	1,134
Engineers, technicians and factory personnel	7,801	7,081	6,607
Accounting, marketing and others	4,071	3,475	3,347

Total	13,313	12,159	11,088

Approximately 50.76% of our work force are graduates with a tertiary degree or higher. In addition, we offer our employees opportunities for education and training based upon our development plans and requirements and the individual performance of each employee.

A system of labor contracts has been adopted in our Company. The contract system imposes discipline, provides incentives to adopt better work habits and gives us greater management control over our work force. We believe that by linking remuneration to productivity, the contract system has also improved employee morale. As of December 31, 2016, almost all of the work force was employed pursuant to labor contracts which specify the employee’s position, responsibilities, remuneration and grounds for termination. The contracts generally have short terms of one to five years and may be renewed with the agreement of both parties. The remaining personnel are employed for an indefinite term.

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

Total remuneration of our employees includes salary and bonuses. Employees also receive certain benefits in terms of housing, education and health services that we subsidize, and other miscellaneous subsidies. In 2016, we incurred RMB2,469.5 million in employment costs.

In compliance with Shanghai regulations, we and our employees participate in a defined contribution government pension scheme under which all employees upon retirement are entitled to receive pensions. In order to safeguard and properly enhance the living level of retired employees and improve the medium and long term incentive system, the company established an enterprise annuity plan. According to the plan, to the extent that the employees volunteer for the related payments and have been with the Company for one year or more, such employees are entitled to participate in the enterprise annuity plan. We will make payments to match the payments made by the employees after giving considerations to our profitability, the employee’s work responsibilities, contributions, and treatments post retirement based on the principle of universal benefits. We have 17,706 retired employees under the above retirement insurance plans.

In addition to the pension benefits, pursuant to the relevant laws and regulations of the PRC, we and our employees participate in defined social security contributions for employees, such as a housing fund, basic medical insurance, supplementary medical insurance, unemployment insurance, injury insurance and maternity insurance.

E. Share Ownership.

As of December 31, 2016, none of our directors, supervisors and executive officers beneficially owns any of our shares.

On January 6, 2015, our board of directors approved the proposal of the initial grant of the share option incentive scheme. A total of 2,540,000 share options were granted to Mr. Wang Zhiqing, Mr. Gao Jinping, Mr. Ye Guohua, Mr. Guo Xiaojun, Mr. Jin Qiang and Mr. Jin Wenmin. Mr. Tang Weizhong resigned from his position of Secretary of Board of our Company on October 23, 2015. Pursuant to relevant provisions of the share option incentive scheme, the 250,000 share options granted to him have been invalid. See Item 6. Directors, Senior Management and Employees – E. Share Ownership – Share Option Incentive Scheme for more information.

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

On January 6, 2015, our board of directors approved the proposal of the initial grant of the share option incentive scheme. A total of 38,760,000 share options were granted to 214 participants, among which 2,540,000 were granted to six of our directors and senior management. The total number of underlying stock accounted for 0.359% of the Company’s total share capital when granted. According to the principle on the determination of exercise price, the exercise price of the initial grant was RMB4.20 per share (in the event of dividends payment, capitalization of capital reserves, bonus issue, subdivision or reduction of shares or allotment of shares during the validity period, the exercise price shall be adjusted according to the Share Option Incentive Scheme). On June 15, 2016, the 2015 annual profit distribution plan was considered and passed at the 2015 annual general meeting, whereby cash dividend of RMB1.00 was paid for each 10 shares, and the exercise price was adjusted to RMB4.10 per share accordingly. The following table summarizes the outstanding options that the Company granted to our directors, executive officers and other employees:

Name	A Shares Underlying Outstanding Options	Exercise Price (RMB/Share)	Grant Date	Vesting Date	Expiration Date
Wang Zhiqing	500,000	4.10	January 6, 2015	within a year after January 6, 2017, subject to additional conditions	January 5, 2020
Gao Jinping	500,000	4.10	January 6, 2015	within a year after January 6, 2017, subject to additional conditions	January 5, 2020
Ye Guohua*	430,000	4.10	January 6, 2015	within a year after January 6, 2017, subject to additional conditions	January 5, 2020
Jin Qiang	430,000	4.10	January 6, 2015	within a year after January 6, 2017, subject to additional conditions	January 5, 2020
Guo Xiaojun	430,000	4.10	January 6, 2015	within a year after January 6, 2017, subject to additional conditions	January 5, 2020
Tang Weizhong*	250,000	4.10	January 6, 2015	within a year after January 6, 2017, subject to additional conditions	January 5, 2020
Jin Wenmin	250,000	4.10	January 6, 2015	within a year after January 6, 2017, subject to additional conditions	January 5, 2020
Other employees	35,970,000	4.10	January 6, 2015	within a year after January 6, 2017, subject to additional conditions	January 5, 2020

*	Mr. Ye Guohua resigned from his positions of Director, Vice President and Chief Financial Officer of our Company on January 26, 2017. Pursuant to relevant provisions of the share option incentive scheme, the 430,000 share options granted to him have been invalid.
*	Mr. Tang Weizhong resigned from his position of Secretary of Board of our Company on October 23, 2015. Pursuant to relevant provisions of the share option incentive scheme, the 250,000 share options granted to him have been invalid.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders.

Sinopec Corp. owns 50.56% of our share capital and is able to exercise all the rights of a controlling shareholder, including the election of directors and voting on amendments to our Articles of Association.

The table below sets forth information regarding ownership of our capital stock as of March 31, 2017 by (i) all persons who we know own more than five percent of our capital stock and (ii) our officers and directors as a group. Our major shareholders listed below do not have voting rights different from those of our other shareholders.

Title of Class	Identity of Person or Group	Number of Shares Held	Percent of Total Share Capital

Domestic Shares	Sinopec Corp.	5,460,000,000	50.56%

H Shares	HKSCC nominees Ltd.	3,454,966,321	31.99%

Domestic Shares	Directors and Officers(1)	0	0%

(1) On January 6, 2015, our board of directors approved the proposal of the initial grant of the share option incentive scheme. As of December 31, 2016, a total of 2,540,000 share options were granted to Mr. Wang Zhiqing, Mr. Gao Jinping, Mr. Ye Guohua, Mr. Guo Xiaojun, Mr. Jin Qiang and Mr. Jin Wenmin. Mr. Ye Guohua resigned from his positions of Director, Vice President and Chief Financial Officer of our Company on January 26, 2017. Pursuant to relevant provisions of the share option incentive scheme, the 430,000 share options granted to him have been invalid. See Item 6. Directors, Senior Management and Employees – E. Share Ownership – Share Option Incentive Scheme for more information.

As of March 31, 2017, a total of 3,495,000,000 H Shares were outstanding. A total of 7,305,000,000 domestic shares were outstanding on March 31, 2017.

As of March 31, 2017, a total of 2,150,895 ADSs were registered in the name of The Bank of New York Mellon, the depositary under our ADS deposit agreement. The Bank of New York Mellon has advised us that, as of March 31, 2017, 2,150,895 ADSs, representing the equivalent of 215,089,500 H Shares, were held of record by 80 other registered shareholders domiciles in and outside of the United States. We have no further information as to our shares held, or beneficially owned, by U.S. persons.

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

B. Related Party Transactions.

Intercompany service agreements and business-related dealings

During 2016, pursuant to the Mutual Product Supply and Sales Service Framework Agreement entered into by the Company and Sinopec Corp., we purchased raw materials from, and sold petroleum products and petrochemicals as well as leased properties to, Sinopec Corp. and its associates, and Sinopec Corp. and its associates acted as sales agents for our petrochemical products. Under the Comprehensive Services Framework Agreement entered into by the Company and Sinopec Group, we accepted construction and installation, engineering design, insurance agency and financial services relating to the petrochemical industry provided by Sinopec Group and its associates. The relevant connected transactions were conducted in accordance with the terms of the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement. The current Mutual Product Supply and Sales Service Framework Agreement and Comprehensive Services Framework Agreement were renewed with Sinopec Corp. and Sinopec Group respectively upon approval and authorization at our 2013 Extraordinary General Meeting held on December 11, 2013. At the 2013 Extraordinary General Meeting, our shareholders also approved certain caps on the annual transaction values of certain ongoing continuing connected transactions for the years ending December 31, 2014, December 31, 2015 and December 31, 2016. The transaction amounts of the relevant connected transactions in 2016 did not exceed such caps.

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

The table below sets forth certain relevant information regarding our continuing connected transactions with Sinopec Corp. and Sinopec Group under the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement in 2016.

Type of major transactions	Connected parties	Annual cap for 2016	Transaction Amount during The reporting Period	Unit: RMB’000 Percentage Of the total Amount of the same type of transaction (%)

Mutual Product Supply and Sales Services Framework Agreement

Purchases of raw materials	Sinopec Corp. and its associates	94,475,000	26,350,188	45.27

Sales of petroleum products	Sinopec Corp. and its associates	79,586,000	33,159,665	42.57

Sales of petrochemical products	Sinopec Corp. and its associates	31,156,000	5,738,425	7.37

Property leasing	Sinopec Corp. and its associates	116,000	28,160	61.47

Agency sales of petrochemical	Sinopec Corp. and its associates	309,000	100,220	100.00

Comprehensive Services Framework Agreement

Construction, installation and engineering design services	Sinopec Group and its associates	1,824,000	177,295	21.52

Petrochemical industry insurance services	Sinopec Group and its associates	200,000	123,621	96.93

Financial services	Sinopec Group	300,000	3,553	4.45

On December 5, 2016, the Company entered into an asset leasing agreement (the “Lease Agreement”) with Baishawan branch of Sinopec Petroleum Reserve Company Limited (the “Baishawan Branch”), a wholly-owned subsidiary of the Company’s de facto controller Sinopec Group. Pursuant to the Lease Agreement, the Company rents the oil tanks and ancillary facilities from the Baishawan Branch at an annual rent up to RMB53,960,000 (exclusive of VAT), with the leasing period from 1 January 2016 to 31 December 2018. The Lease Agreement was considered and approved at the 16th meeting of the eighth session of the Board on 24 November 2016. During the Reporting Period, the Company incurred leasing cost of RMB53,960,000.

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

Export Sales

In 2016, export sales accounted for RMB10.1 billion (U.S.$1.5 billion), or 15.28% of our total net sales.

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

B. Significant Changes.

No significant change has occurred since the date of the financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING.

A. Offer and Listing Details

Set forth below is certain market information relating to our H Shares, ADSs and domestic shares for the periods indicated.

	The Stock Exchange of Hong Kong		The New York Stock Exchange		The Shanghai Stock Exchange
	High	Low	High	Low	High	Low
2012	3.20	1.88	41.43	24.64	6.76	4.68
2013	2.50	1.44	48.24	26.98	5.47	2.67
2014	2.85	1.86	35.30	22.73	4.69	2.81
2015	5.33	2.21	65.21	28.48	11.91	3.88
2016	4.28	2.86	54.86	35.86	7.95	5.07

2015

First Quarter	2.95	2.21	37.84	28.48	5.61	3.88
Second Quarter	5.33	3.02	65.21	39.00	11.91	5.54
Third Quarter	4.21	2.45	53.54	30.66	10.90	5.25
Fourth Quarter	3.41	2.66	44.96	34.50	7.72	6.16

	The Stock Exchange of Hong Kong		The New York Stock Exchange		The Shanghai Stock Exchange
	High	Low	High	Low	High	Low
2016

First Quarter	3.93	2.86	50.42	35.86	6.96	5.07
Second Quarter	4.00	3.37	51.90	42.87	7.95	5.63
Third Quarter	4.11	3.52	53.69	45.37	6.44	5.74
Fourth Quarter	4.28	3.82	54.86	48.89	6.68	5.81

2017

First Quarter	5.03	4.20	64.66	54.06	6.87	6.39

Most Recent Six Months
October 2016	4.00	3.91	51.61	50.53	6.09	5.89
November 2016	4.08	3.82	52.80	48.89	6.22	5.81
December 2016	4.28	4.05	54.86	52.46	6.68	6.10
January 2017	4.88	4.20	63.15	54.06	6.84	6.44
February 2017	5.03	4.65	64.66	60.40	6.87	6.60
March 2017	4.70	4.31	60.45	55.76	6.71	6.39

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

B. Memorandum and Articles of Association.

We are a joint stock limited company established in accordance with the Company Law and certain other laws and regulations of the PRC. We are registered with the Shanghai Administration of Industry and Commerce with business license number 91310000132212291W.

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

Our scope of business is limited to matters approved by Chinese authorities. Article 12 provides that our primary business scope includes:

Refining crude oil, petroleum products, petrochemical products, synthetic fibers and monomers, plastic products, raw materials for knitting and textile products, preparation of catalysts and recover waste catalysts, power, heat, water and gas supply, water treatment, railway cargo loading and unloading, inland water transport, wharf operation, warehousing, design, research and development, technology development, transfer, consultancy and other services, property management, lease of self-owned premises, internal staff training, design and fabrication of various advertisements, release of advertisements on self-owned media and quality technology services (administrative license should be obtained when required). We may adjust these subject to approval by governmental authorities.

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

D. Exchange Controls.

Our Articles of Association require that cash dividends on our H Shares be declared in Renminbi and paid in HK dollars. The Articles of Association further stipulate that unless otherwise provided in law and administrative regulations, such dividends must be converted to HK dollars at a rate equal to the average of the closing exchange rates for HK dollars as announced by the Chinese Foreign Exchange Trading Center for the calendar week preceding the date on which the dividends are declared.

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

On July 21, 2005, the Chinese government changed its policy of pegging the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since the adoption of this new policy, the value of the Renminbi has fluctuated daily within a narrow band, but overall has appreciated against the U.S. dollar. Nevertheless, the Chinese government continues to receive significant international pressure to further liberalize its currency policy which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. The value of the Renminbi depreciated by 6.83% against the U.S. dollar in the year 2016.

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

Commodity Price Risk

We are exposed to commodity price risk related to price volatility of crude oil and refined oil products. We had no program of commodity price hedging activities and did not engage in any such activities in 2015 or 2016. See Item 3. Key Information – D. Risk Factors – Our operations may be adversely affected by the cyclical nature of the petroleum and petrochemical market and by the volatility of prices of crude oil and petrochemical products.

Interest Rate Risk

We are subject to risk resulting from fluctuations in interest rates. Our borrowings are fixed and variable rate bank and other borrowings, with original maturities ranging from 1 to 5 years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. We had no program of interest rate hedging activities and did not engage in any such activities in 2015 or 2016.

The following table provides information, by maturity date, regarding our interest rate sensitive financial instruments, which consist of fixed and variable rate short term and long term debt obligations, as of December 31, 2016 and 2015.

	As of December 31, 2016
	2017	2018	2019	2020	2021	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—
In RMB	500,000	—	—	—	—	—	500,000
Average interest rate(1)	2.97%	—	—	—	—	—	—
Variable rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—
In Euro	—	—	—	—	—	—	—
Average interest rate (1)	—	—	—	—	—	—	—
In RMB	46,432	—	—	—	—	—	46,432
Average interest rate (1)	4.35%	—	—	—	—	—	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

	As of December 31, 2015
	2016	2017	2018	2019	2020	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—
In RMB	70,000	—	—	—	—	—	70,000
Average interest rate(1)	3.95%	—	—	—	—	—	—
Variable rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—
In RMB	2,000,000	—	—	—	—	—	2,000,000
Average interest rate(1)	3.51%	—	—	—	—	—	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

Exchange Rate Risk

We are also exposed to foreign currency exchange rate risk as a result of our foreign currency denominated short term borrowing and, to a limited extent, cash and cash equivalents denominated in foreign currencies. The following table provides information, by maturity date, regarding our foreign currency exchange rate sensitive financial instruments, which consist of cash and cash equivalents, short term debt obligations as of December 31, 2016 and 2015.

As of December 31, 2016
	2017	2018	2019	2020	2021	Thereafter	Total Recorded Amount	Fair Value
(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments
Cash and cash equivalents:
In Hong Kong Dollars	—	—	—	—	—	—	—	—
In U.S. Dollars	249,281	—	—	—	—	—	—	249,281
In Euro	—	—	—	—	—	—	—	—
In Japanese Yen	—	—	—	—	—	—	—	—
In Swiss Frank	—	—	—	—	—	—	—	—
Debt:
Fixed rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate (1)	—	—	—	—	—	—	—	—
Variable rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate (1)	—	—	—	—	—	—	—	—
Variable rate bank and other loans in EURO	—	—	—	—	—	—	—	—
Average interest rate (1)	—	—	—	—	—	—	—	—

As of December 31, 2015
	2016	2017	2018	2019	2020	Thereafter	Total Recorded Amount	Fair Value
(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments
Cash and cash equivalents:
In Hong Kong Dollars	—	—	—	—	—	—	—	—
In U.S. Dollars	86,109	—	—	—	—	—	86,109	86,109
In Euro	—	—	—	—	—	—	—	—
In Japanese Yen	—	—	—	—	—	—	—	—
In Swiss Frank	—	—	—	—	—	—	—	—
Debt:
Fixed rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate (1)	—	—	—	—	—	—	—	—
Variable rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate (1)	—	—	—	—	—	—	—	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

In connection with our ADR program, a holder of our ADSs may have to pay, either directly or indirectly, certain fees and charges, as described in Item 12.D.3. In addition, we receive fees and other direct and indirect payments from The Bank of New York Mellon that are related to our ADS as described in Item 12.D.4.

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

12.D.4 Fees and Other Payments Made by the Bank of New York Mellon

From January 1, 2016 through March 31, 2017, a total of U.S.$92,238.16 was paid by the Bank of New York Mellon on our behalf for our ADSs program. The standard out-of-pocket maintenance costs for our ADSs program were U.S.$162,733.14, which have been waived by the Bank of New York Mellon.

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

Our management assessed the effectiveness of our internal control over financial reporting based upon the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of December 31, 2016. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016 based on these criteria.

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

(d). Changes in Internal Control over Financial Reporting.

For the year ended December 31, 2016, there have been no changes to our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Mr. Choi Tingki, who is currently serving on our audit committee, is an audit committee financial expert and is an independent director as defined in 17 CFR 240.10A-3.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table summarizes the fees charged by PwC, our principal accountant, for certain services rendered to us during 2015 and 2016.

	For the year ended December 31,
	(in thousands of RMB)
	2015	2016
Audit fees (1)	7,800	7,800
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All other fees (4)	—	—
Total	7,800	7,800

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services rendered by our principal auditors for the audit of our financial information.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by the our principal accountant, other than the services reported under audit fees, audit-related fees and tax fees.

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

See pages F-1 to F-76.

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

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 27, 2017	/s/ WANG ZHIQING
Wang Zhiqing, President

Sinopec Shanghai Petrochemical Company Limited

(Incorporated in the People’s Republic of China with limited liability)

Index to Consolidated Financial Statements

For the Year Ended 31 December 2014, 2015 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Sinopec Shanghai Petrochemical Company Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) at December 31, 2016 and December 31, 2015 ,and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

April 27, 2017

Sinopec Shanghai Petrochemical Company Limited

Consolidated Income Statement

For the year ended 31 December 2016

		Year ended 31 December
	Note	2014 RMB’000		2015 RMB’000		2016 RMB’000

Revenue	5		102,126,247		80,748,138		77,842,906
Sales taxes and surcharges			(9,401,283)		(13,710,933)		(11,906,438)

Net Sales			92,724,964		67,037,205		65,936,468
Cost of sales	10		(92,910,062)		(62,757,106)		(58,731,674)

Gross (loss)/profit			(185,098)		4,280,099		7,204,794

Selling and administrative expenses	10		(564,161)		(600,859)		(546,087)
Other operating income	6		261,585		234,924		197,306
Other operating expenses	7		(100,226)		(33,871)		(24,275)
Other gains/(losses)-net	8		—		28,639		(53,882)

Operating (loss)/profit			(587,900)		3,908,932		6,777,856

Finance income	9		64,673		49,302		137,302
Finance expenses	9		(424,371)		(293,081)		(53,617)

Finance (expense)/income – net			(359,698)		(243,779)		83,685

Share of profit of investments accounted for using the equity method	19		57,654		572,035		916,754

(Loss)/Profit before income tax			(889,944)		4,237,188		7,778,295

Income tax benefit/(expense)	12		214,184		(926,777)		(1,796,822)

(Loss)/Profit for the year			(675,760)		3,310,411		5,981,473

(Loss)/Profit attributable to:
-Owners of the Company			(692,222)		3,274,308		5,968,466
-Non-controlling interests			16,462		36,103		13,007

			(675,760)		3,310,411		5,981,473

(Loss)/Earnings per share attributable to owners of the Company for the year (expressed in RMB per share)

Basic (loss)/earnings per share	13	RMB	(0.064)	RMB	0.303	RMB	0.553

Diluted (loss)/earnings per share	13	RMB	(0.064)	RMB	0.303	RMB	0.552

(Loss)/Earnings per ADS attributable to owners of the Company for the year (expressed in RMB per ADS)

Basic (loss)/earnings per ADS	13	RMB	(6.409)	RMB	30.318	RMB	55.264

Diluted (loss)/earnings per ADS	13	RMB	(6.409)	RMB	30.292	RMB	55.219

The notes on pages F-10 to F-76 are an integral part of these consolidated financial statements.

Wang Zhiqing	Gao Jinping
Chairman and General Manager	Director and Vice General Manager

Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2016

		Year ended 31 December
	Note	2014 RMB’000	2015 RMB’000	2016 RMB’000

(Loss)/Profit for the year		(675,760)	3,310,411	5,981,473
Other comprehensive income:
Share of other comprehensive income of investments accounted for using the equity method		—	—	18,213

Other comprehensive income for the year, net of tax		—	—	18,213

Total comprehensive (loss)/income for the year		(675,760)	3,310,411	5,999,686

Attributable to:
– Owners of the Company		(692,222)	3,274,308	5,986,679
– Non-controlling interests		16,462	36,103	13,007

Total comprehensive (loss)/income for the year		(675,760)	3,310,411	5,999,686

The notes on pages F-10 to F-76 are an integral part of these consolidated financial statements.

Wang Zhiqing	Gao Jinping
Chairman and General Manager	Director and Vice General Manager

Sinopec Shanghai Petrochemical Company Limited

Consolidated Balance Sheet

For the year ended 31 December 2016

			As at 31 December
	Note		2015 RMB’000	2016 RMB’000

Assets

Non-current assets
Lease prepayment and other assets	14		783,016	705,456
Property, plant and equipment	15		14,383,319	13,474,287
Investment properties	16		405,572	380,429
Construction in progress	17		722,520	717,672
Investments accounted for using the equity method	19		3,311,139	3,688,794
Deferred income tax assets	12		71,045	103,091

			19,676,611	19,069,729

Current assets
Inventories	20		4,178,188	6,159,473
Trade receivables	21		488,560	414,944
Bills receivable	21		991,273	1,238,620
Other receivables	21		141,655	165,798
Prepayments	21		103,746	165,804
Amounts due from related parties	21,29	(c)	1,163,128	1,290,619
Cash and cash equivalents	22		1,077,430	5,440,623

			8,143,980	14,875,881

Total assets			27,820,591	33,945,610

Equity and liabilities

Equity attributable to owners of the Company
Share capital	23		10,800,000	10,800,000
Reserves	24		8,997,282	13,921,965

			19,797,282	24,721,965
Non-controlling interests			297,038	281,270

Total equity			20,094,320	25,003,235

Sinopec Shanghai Petrochemical Company Limited

Consolidated Balance Sheet (Continued)

For the year ended 31 December 2016

			As at 31 December
	Note		2015 RMB’000	2016 RMB’000

Liabilities

Current liabilities
Borrowings	26		2,070,000	546,432
Advance from customers			561,721	462,992
Trade payables	28		1,562,232	2,123,904
Bills payable	28		—	5,000
Other payables	28		1,898,754	2,139,378
Amounts due to related parties	28,29	(c)	1,573,967	3,044,304
Income tax payable			59,597	620,365

			7,726,271	8,942,375

Total liabilities			7,726,271	8,942,375

Total equity and liabilities			27,820,591	33,945,610

The notes on pages F-10 to F-76 are an integral part of these consolidated financial statements.

The consolidated financial statements on pages F-3 to F-9 were approved by the Board of Directors on 27 April 2017 and were signed on its behalf.

Wang Zhiqing	Gao Jinping
Chairman and General Manager	Director and Vice General Manager

Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Changes in Equity

For the year ended 31 December 2016

		Attributable to owners of the Company
	Note	Share capital RMB’000	Other reserves RMB’000	Retained earnings RMB’000	Total RMB’000	Non- controlling interests RMB’000	Total equity RMB’000
Balance at 1 January 2014		10,800,000	4,183,843	2,748,651	17,732,494	259,062	17,991,556

Total comprehensive (loss)/income for the year		—	—	(692,222)	(692,222)	16,462	(675,760)

Dividends proposed and approved	30	—	—	(540,000)	(540,000)	—	(540,000)
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(4,129)	(4,129)
Utilization of safety production fund	24	—	(4,567)	4,567	—	—	—

Balance at 31 December 2014		10,800,000	4,179,276	1,520,996	16,500,272	271,395	16,771,667

		Attributable to owners of the Company
	Note	Share capital RMB’000	Other reserves RMB’000	Retained earnings RMB’000	Total RMB’000	Non- controlling interests RMB’000	Total equity RMB’000
Balance at 1 January 2015		10,800,000	4,179,276	1,520,996	16,500,272	271,395	16,771,667

Total comprehensive income for the year		—	—	3,274,308	3,274,308	36,103	3,310,411

Employees share option scheme	25	—	22,702	—	22,702	—	22,702
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(10,460)	(10,460)
Utilization of safety production fund	24	—	(312)	312	—	—	—

Balance at 31 December 2015		10,800,000	4,201,666	4,795,616	19,797,282	297,038	20,094,320

Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Changes in Equity (Continued)

For the year ended 31 December 2016

		Attributable to owners of the Company
	Note	Share capital RMB’000	Other reserves RMB’000	Retained earnings RMB’000	Total RMB’000	Non- controlling interests RMB’000	Total equity RMB’000

Balance at 1 January 2016		10,800,000	4,201,666	4,795,616	19,797,282	297,038	20,094,320

Profit for the year		—	—	5,968,466	5,968,466	13,007	5,981,473

Other comprehensive income		—	18,213	—	18,213	—	18,213
Total comprehensive income for the year		—	18,213	5,968,466	5,986,679	13,007	5,999,686

Dividends proposed and approved	30	—	—	(1,080,000)	(1,080,000)	—	(1,080,000)
Employees share option scheme	25	—	18,004	—	18,004	—	18,004
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(28,775)	(28,775)
Utilisation of safety production fund	24	—	(607)	607	—	—	—

Balance at 31 December 2016		10,800,000	4,237,276	9,684,689	24,721,965	281,270	25,003,235

The notes on pages F-10 to F-76 are an integral part of these consolidated financial statements.

Wang Zhiqing	Gao Jinping
Chairman and General Manager	Director and Vice General Manager

Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Cash Flows

For the year ended 31 December 2016

		Year ended 31 December
	Note	2014 RMB’000	2015 RMB’000	2016 RMB’000
Cash flows from operating activities
Cash generated from operations	31	4,050,016	5,176,515	8,479,057
Interest paid to related parties		(58,619)	(32,400)	(3,570)
Interest paid to third parties		(318,892)	(178,173)	(25,617)
Income tax paid		(10,097)	(33,118)	(1,268,100)

Net cash generated from operating activities		3,662,408	4,932,824	7,181,770

Cash flows from investing activities
Cash received from entrusted lending		78,000	82,000	106,000
Dividends received from joint ventures and associates		98,824	216,530	557,312
Net Proceeds from disposal of property, plant and equipment		24,462	16,875	11,889
Proceeds from disposal of associates		14,822	—	—
Interest received from related parties		1,057	624	232
Interest received from third parties		63,540	46,263	124,148
Purchases of property, plant and equipment from related parties		(169,763)	(74,702)	(205,775)
Purchases of property, plant and equipment and other long-term assets from third parties		(919,505)	(620,575)	(695,701)
Investment in an associate		(11,541)	—	—
Cash payment of entrusted lending		(90,000)	(106,000)	(88,000)

Net cash used in investing activities		(910,104)	(438,985)	(189,895)

Cash flows from financing activities
Proceeds from borrowings from related parties		7,070,000	5,720,000	—
Proceeds from borrowings from third parties		44,315,298	26,279,758	2,589,432
Repayments of borrowings to related parties		(6,070,000)	(6,420,000)	(370,000)
Repayments of borrowings to third parties		(47,374,473)	(29,264,713)	(3,743,000)
Dividends paid to the Company’s shareholders		(543,157)	(287)	(1,084,814)
Dividends paid by subsidiaries to non-controlling interests		(4,129)	(10,460)	(28,775)

Net cash used in financing activities		(2,606,461)	(3,695,702)	(2,637,157)

Net increase in cash and cash equivalents		145,843	798,137	4,354,718
Cash and cash equivalents at beginning of the year	22	133,256	279,198	1,077,430
Exchange gain on cash and cash equivalents		99	95	8,475

Cash and cash equivalents at end of the year	22	279,198	1,077,430	5,440,623

The notes on pages F-10 to F-76 are an integral part of these consolidated financial statements.

Wang Zhiqing	Gao Jinping
Chairman and General Manager	Director and Vice General Manager

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

1	General information

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

The Company completed its initial public offerings in 1993. Its shares were listed on the Stock Exchange of Hong Kong Limited (“H shares”) and the New York Stock Exchange in the form of American Depositary Shares (“ADS”) on 26 July 1993, and were also listed on the Shanghai Stock Exchange (“ordinary A shares”) on 8 November 1993.

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

The 15th meeting of the 7th term of Board of Directors was held on 28 August 2013 and the Company proposed and passed a resolution regarding interim cash dividend for the first half of 2013 and the conversion of share premium and surplus reserve to share capital. The resolution included a distribution of 5 shares and a cash dividend distribution of RMB 0.5 (tax included) for every 10 shares based on the 7,200,000 thousands ordinary shares as at 30 June 2013. Among the 5 shares distributed, 3.36 shares were converted from share premium of RMB 2,420,841 thousands and 1.64 shares were converted from surplus reserves of RMB 1,179,159 thousands. The resolution were approved by the extraordinary general meeting of shareholders, A share class shareholders meeting and H share class shareholders meeting on 22 Oct 2013, respectively. As at 31 December 2015 and 2016, total shares of the Company were 10,800,000 thousands.

The Company and its subsidiaries (“the Group”) are principally engaged in processing crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

These consolidated financial statements are presented in thousands of Renminbi Yuan (RMB), unless otherwise stated. These financial statements have been approved for issue by the Board of Directors on 27 April 2017.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

2	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (IASB). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities at fair value through profit or loss, which are carried at fair value.

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

(a)	New and amended standards adopted by the Group

The following amendments to standards have been adopted by the Group for the first time for the financial year beginning on 1 January 2016.

‘Equity method in separate financial statements’-amendment to IAS 27

Amendment to IAS 27, ‘Equity method in separate financial statements ’, allows entities to use equity method to measure investments in subsidiaries, joint ventures and associates in their separate financial statements. Previously, IAS 27 allows entities to measure their investments in subsidiaries, joint ventures and associates either at cost or as a financial asset in their separate financial statements. The amendment introduces the equity method as a third option. The election can be made independently for each category of investment (subsidiaries, joint ventures and associates). Entities wishing to change to the equity method must do so retrospectively. The amendment is effective for annual period beginning on or after 1 January 2016.

The Group has changed cost method to equity method to measure investments in joint ventures and associates in the separate financial statements from 1 January 2016 and accordingly made retrospective adjustments. Please refer to Note 34 for the details of the retrospective adjustments.

‘Accounting for acquisitions of interests in joint operations’ - amendments to IFRS 11

‘Clarification of acceptable methods of depreciation and amortization’ – amendments to IAS 16 and IAS 38

Annual improvements to IFRSs 2012 – 2014 cycle, and

‘Disclosure initiative’ - amendment to IAS 1.

Except for the Amendment to IAS 27, the adoption of all other amendments did not have material impact on the current or any prior period and is not likely to affect future periods. There are no other amended standards or interpretations that are effective for the first time for the financial year beginning on 1 January 2016 that could be expected to have a material impact on the consolidated financial statements of the Group.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

2	Summary of significant accounting policies (continued)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures (continued)

(b)	New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2016 and have not been applied in preparing these consolidated financial statements. Those applicable to the Group are listed below.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and derecognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the whole of IAS 39. IFRS 9 introduces a new model for the recognition of impairment losses – the expected credit losses (ECL) model, which constitutes a change from the incurred loss model in IAS 39. IFRS 9 applies to all hedging relationships, with the exception of portfolio fair value hedges of interest rate risk. The new guidance better aligns hedge accounting with the risk management activities of an entity and provides relief from the more “rule-based” approach of IAS 39. IFRS 9 is effective for annual periods beginning on or after 1 January 2018. It is expected to have no significant impact on the consolidated financial statement of the Group.

IFRS 15, ‘Revenue from contracts with customers’, establishes a comprehensive framework for determining when to recognize revenue and how much revenue to recognise through a 5-step approach. IFRS 15 provides specific guidance on capitalisation of contract cost and licence arrangements. It also includes a cohesive set of disclosure requirements about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The core principle is that a company should recognise revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. IFRS 15 replaces the previous revenue standards: IAS 18 ‘Revenue’ and IAS 11 ‘Construction Contracts’ and the related Interpretations on revenue recognition: IFRIC 13 ‘Customer Loyalty Programmes’, IFRIC 15 ‘Agreements for the Construction of Real Estate’, IFRIC 18 ‘Transfers of Assets from Customers’ and SIC-31 ‘Revenue—Barter Transactions Involving Advertising Services’. IFRS 15 is effective for annual reporting periods beginning on or after 1 January 2018.

Management is currently assessing the effects of applying the new standard on the Group’s financial statements. At this stage, the Group is not able to estimate the impact of the new rules on the consolidated financial statements. The Group will make more detailed assessments of the impact over the next twelve months. IFRS 15 is mandatory for financial years commencing on or after 1 January 2018. At this stage, the group does not intend to adopt the standard before its effective date.

IFRS 16, ‘Leases’, provides updated guidance on the definition of leases, and the guidance on the combination and separation of contracts. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. IFRS 16 requires lessees to recognise lease liability reflecting future lease payments and a ‘right-of-use-asset’ for almost all lease contracts, with an exemption for certain short-term leases and leases of low value assets. The lessors accounting stays almost the same as under IAS 17 ‘Leases’. IFRS 16 is effective for annual reporting periods beginning on or after 1 January 2019. Earlier application is permitted if IFRS 15 is also applied.

The standard will affect primarily the accounting for the Group’s operating leases when the Group is as the leasee in those leases. As at the reporting date, the Group has non-cancellable operating lease commitments, as disclosed in Note 32. Most of the commitments are covered by the exception for short-term and low value leases under new IFRS 16 standard. The Group is still evaluating the effects of the new standard on the other lease commitments with the lease term greater than one year. IFRS 16 is mandatory for financial years commencing on or after 1 January 2019. At this stage, the group does not intend to adopt the standard before its effective date.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

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

Intra-Group transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

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

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. It means the amounts previously recognized in other comprehensive income are reclassified to profit or loss or transferred to another category of equity as specified by applicable IFRSs.

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

Investments in joint ventures and associates are accounted for using the equity method of accounting.

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

2	Summary of significant accounting policies (continued)

2.3	Associates (continued)

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

Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in other comprehensive income. The Group’s investments in joint ventures include goodwill identified on acquisition. Upon the acquisition of the ownership interest in a joint venture, any difference between the cost of the joint venture and the Group’s share of the net fair value of the joint venture’s identifiable assets and liabilities is accounted for as goodwill. When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

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

For the year ended 31 December 2016

2	Summary of significant accounting policies (continued)

2.5	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors that makes strategic decisions.

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

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the income statement within ‘finance income or expenses’. All other foreign exchange gains and losses are presented in the income statement within ‘Other (losses)/gains - net’.

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

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within ‘Other (loss)/gains-net’ in the income statement.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

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

Investment properties are stated in the balance sheet at cost less accumulated depreciation and impairment losses (Note 2.11). Depreciation is provided over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values. Estimated useful lives of the Group’s investment properties are 30-40 years.

2.10	Lease prepayments and other assets

Lease prepayments and other assets mainly represent prepayments for land use rights and catalysts used in production. These assets are carried at cost less accumulated amortisation and impairment losses. Lease prepayments and other assets are amortised on a straight-line basis over the respective periods of the rights and the estimated useful lives of the catalysts, as follows:

Land use rights	30-50 years
Patents	10-28 years
Catalyst	2-5 years

2.11	Impairment of non-financial assets

Intangible assets that have an indefinite useful life or intangible assets not ready to use are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

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

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within ‘Other (losses)/gains-net’ in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statement as part of other income when the Group’s right to receive payments is established.

Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognised in other comprehensive income.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as ‘gains and losses from investment securities’.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

2	Summary of significant accounting policies (continued)

2.12	Financial assets (continued)

2.12.2	Recognition and measurement (continued)

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

2	Summary of significant accounting policies (continued)

2.14	Impairment of financial assets (continued)

(b)	Financial assets classified as available for sale

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired.

For debt securities, if any such evidence exists, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is reclassified from equity and recognised in profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed through the consolidated income statement.

For equity investments, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is reclassified from equity and recognised in profit or loss. Impairment losses recognised in the consolidated income statement on equity instruments are not reversed through the consolidated income statement.

2.15	Derivative financial instruments

Derivative financial instruments of the Group are foreign exchange forward contracts, which are not designated as hedges.

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value.

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

2	Summary of significant accounting policies (continued)

2.17	Trade receivables, bills receivable and other receivables

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

Trade receivables, bills receivable and other receivables are recognized initially at fair value plus transaction costs and subsequently measured at amortised cost using the effective interest method, less allowance for impairment. See Note 2.12.2 for further information about the Group’s accounting for receivables and Note 2.14 for a description of the Group’s impairment policies.

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

Trade payables and other payables are recognized initially at fair value plus transaction costs and subsequently measured at amortised cost using the effective interest method.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

2	Summary of significant accounting policies (continued)

2.22	Borrowings

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

Borrowing costs include interest expense, finance charges in respect of exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs. The exchange gains and losses that are an adjustment to interest costs include the interest rate differential between borrowing costs that would be incurred if the entity had borrowed funds in its functional currency, and the borrowing costs actually incurred on foreign currency borrowings.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

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

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries, associates and joint ventures operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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

For the year ended 31 December 2016

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

(a)	Equity-settled share-based payment transactions

The Group operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted:

•	including any market performance conditions such as an entity’s share price;

•	excluding the impact of any service and non-market performance vesting conditions such as profitability, sales growth targets and remaining an employee of the entity over a specified time period; and

•	including the impact of any non-vesting conditions such as the requirement for employees to save or holding shares for a specified period of time.

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

When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

2	Summary of significant accounting policies (continued)

2.26	Share-based payment (continued)

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

2	Summary of significant accounting policies (continued)

2.28	Revenue recognition (continued)

(c)	Rental income

Rental income from investment property is recognized in the income statement on a straight-line basis over the term of the lease.

2.29	Interest income

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

2	Summary of significant accounting policies (continued)

2.34	Research and development costs

Research and development costs comprise all costs that are directly attributable to research and development activities or that can be allocated on a reasonable basis to such activities. Research and development costs are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the research and development project so that it will be available for use or sale;

•	management intends to complete the research and development project, and use or sell it;

•	it can be demonstrated how the research and development project will generate economic benefits;

•	there are adequate technical, financial and other resources to complete the development and the ability to use or sell the research and development project; and

•	the expenditure attributable to the research and development project during its development phase can be reliably measured.

Other research and development expenditure that do not meet these criteria are recognized as an expense as incurred. Research and development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

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

For the year ended 31 December 2016

3	Financial risk management

3.1	Financial risk factors

The Group’s activities exposed it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and commodity price risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

(a)	Market risk

(i)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Nevertheless the Group is exposed to foreign exchange risk arising from the recognised assets and liabilities (mainly trade payables), and future transactions denominated in foreign currencies, primarily with respect to USD and EUR. The Group’s finance department at its headquarter is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimise the foreign exchange risk. During the year ended 31 December 2016, the Group did not enter into any forward foreign exchange contracts (2015: the Group entered into forward foreign exchange contracts to mitigate foreign exchange risk arising from borrowings denominated in EUR).

As at 31 December 2016, if the foreign currencies had weakened/strengthened by 5% against RMB with all other variables held constant, the Group’s net profit for the year would have been RMB 23,139 thousands increased/decreased as a result of foreign exchange gains/losses on translation of foreign currencies denominated trade payables (31 December 2015: RMB 3,605 thousands.2014: RMB 107,395 thousands decreased/increased in net loss which was mainly resulted from the translation of USD denominated trade payables and EUR    denominated borrowings).

(ii)	Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from short-term and long-term interest bearing borrowings. Borrowings obtained at variable rates expose the Group to cash flow interest rate risk. Borrowings obtained at fixed rates expose the Group to fair value interest rate risk. The Group determines the relative proportions of its fixed rate and floating rate contracts depending on the prevailing market conditions. As at 31 December 2016, the Group’s short-term interest bearing borrowings denominated with floating rates amounted to RMB 46,432 thousands (31 December 2015: RMB 2,000,000 thousands, representing 97% of total borrowing balance), which represented 7% of total borrowing balance.

The Group’s finance department at its headquarter continuously monitors the interest rate position of the Group. Increases in interest rates will increase the cost of new borrowing and the interest expenses with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. The Group makes adjustments timely with reference to the latest market conditions and may enter into interest rate swap agreements to mitigate its exposure to interest rate risk. During the year ended 31 December 2016 and 2015, the Group did not enter into any interest rate swap agreements.

As at 31 December 2016, if interest rates on the floating rate borrowings had risen/fallen by 50 basis points while all other variables had been held constant, the Group’s net profit would have decreased/increased by approximately RMB 174 thousands (31 December 2015: RMB 7,500 thousands), mainly as a result of higher/lower interest expense on floating rate borrowings.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(a)	Market risk (continued)

(iii)	Commodity price risk

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

In addition, the Group has policies to limit the credit exposure on accounts receivables, other receivables and bills receivable. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The credit history of the customers is regularly monitored by the Group. In respect of customers with a poor credit history, the Group will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Group is limited to a controllable extent.

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

The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and its ability to obtain adequate external financing to support its working capital and meet its debt obligation when they become due. As at 31 December 2016, the Group had standby credit facilities with several PRC financial institutions which provided the Group to borrow up to RMB 23,664,190 thousands, within which the maturity dates of unused facility amounted to RMB 21,959,224 thousands will be after 31 December 2017 as disclosed in Note 26. Management assessed that all the facilities could be renewed upon the expiration dates.

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. As at 31 December 2016, the Group held cash and cash equivalents of RMB 5,440,623 thousands (31 December 2015: RMB 1,077,430 thousands) (Note 22) and trade receivables of RMB 414,944 thousands (31 December 2015: RMB 488,560 thousands) (Note 21), that are expected to readily generate cash inflows for managing liquidity risk. .

The table below analyses the Group’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(c)	Liquidity risk (continued)

	Less than 1 year RMB’000	Between 1 and 2 years RMB’000	Between 2 and 5 years RMB’000	Over 5 years RMB’000	Total RMB’000

At 31 December 2016

Borrowings	546,432	—	—	—	546,432
Bill payables	5,000	—	—	—	5,000
Trade payables	2,123,904	—	—	—	2,123,904
Other payables	563,682	—	—	—	563,682
Amounts due to related parties	3,030,490	—	—	—	3,030,490

	6,269,508	—	—	—	6,269,508

	Less than 1 year RMB’000	Between 1 and 2 years RMB’000	Between 2 and 5 years RMB’000	Over 5 years RMB’000	Total RMB’000

At 31 December 2015

Borrowings	2,103,881	—	—	—	2,103,881
Trade payables	1,562,232	—	—	—	1,562,232
Other Payables	549,934	—	—	—	549,934
Amounts due to related parties	1,555,802	—	—	—	1,555,802

	5,771,849	—	—	—	5,771,849

3.2	Capital management

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

3	Financial risk management (continued)

3.2	Capital management (continued)

As cash and cash equivalents exceed total borrowings, which was resulted primarily from the significantly improved profitability and the early repayment of some bank loans before its maturity, there was no net debt as at 31 December 2016.

The gearing ratios at 31 December 2016 and 31 December 2015 were as follows:

As at 31 December
2015
RMB’000
Total borrowings (Note 26)	2,070,000
Less: cash and cash equivalents (Note 22)	(1,077,430)

Net debt	992,570
Total Equity	20,094,320

Total Capital	21,086,890

Gearing ratio	4.71%

3.3	Fair value estimation

The table below analyses the Group’s financial instruments carried at fair value as at 31 December 2016 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorised into three levels within a fair value hierarchy as follows:

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

Financial assets and financial liabilities not measured at fair value mainly represent bills receivable, trade receivables and other receivables, trade and other payables (except for the staff salaries and welfare payables and taxes payables) and borrowings. As at 31 December 2016, these financial assets are expected to be collected in one year or less and these financial liabilities are due within one year or less. As a result, the carrying amounts of these financial assets and liabilities not measured at fair value are a reasonable approximation of their fair value.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

3	Financial risk management (continued)

3.4	Offsetting financial assets and financial liabilities

(a)	Financial assets

	As at 31 December
	2015	2016
	RMB’000	RMB’000
Gross amount of recognised amounts due from related parties	1,227,020	1,403,442
Gross amount of recognised amounts due to related parties set off in the balance sheet	(63,892)	(112,823)

Net amounts of amounts due from related parties presented in the balance sheet	1,163,128	1,290,619

(b)	Financial liabilities

	As at 31 December
	2015	2016
	RMB’000	RMB’000
Gross amount of recognised amounts due to related parties	1,637,859	3,157,127
Gross amount of recognised amounts due from related parties set off in the balance sheet	(63,892)	(112,823)

Net amounts of amounts due to related parties presented in the balance sheet	1,573,967	3,044,304

According to the offsetting master arrangements entered into in October 2014 between the Company and its related party, Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”) and in December 2016 between the Company and its related party, BOC-SPC Gases Company Limited (“BOC”), the relevant financial assets and liabilities of each operating agreement between the Company and Shanghai Secco and those between the Company and BOC, are settled on a net basis periodically.

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

(a)	Impairments for non-financial assets

In determining the value in use, expected cash flows generated by the non-financial assets or the cash-generating unit are discounted to their present value. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

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

(c)	Net realisable value of inventories

The NRV is determined based on the estimated selling prices less the estimated costs to completion, if relevant, other costs necessary to make the sale, and the related taxes. Determination of estimated selling prices requires significant management judgement, taking into consideration of historical selling prices and future market trend. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than the estimate.

(d)	Recognition of deferred tax assets

There are many transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business. Significant judgment is required from the Group in determining the provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

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

In making the assessment of whether it is probable the Group will realize or utilise the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilize the deferred tax assets recognized at 31 December 2016, the Group would need to generate future taxable income of at least RMB 412 million. Based on estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income to utilize the deferred tax assets.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

5	Segment information

The Group manages its business by divisions, which are organized by business lines. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker, Board of Directors, for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise investments accounted for using the equity method, deferred income tax assets, cash and cash equivalents, entrusted lending and incomes relating to these assets (such as share of profit of investments accounted for using equity method and interest income) and borrowings and interest expenses.

The Group principally operates in five operating segments: synthetic fibres, resins and plastics, intermediate petrochemicals, petroleum products and trading of petrochemical products. Synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products are produced through intermediate steps from the principal raw material of crude oil. The specific products of each segment are as follows:

(i)	The synthetic fibres segment produces primarily polyester, acrylic fibres and carbon fibres, which are mainly used in the textile and apparel industries.

(ii)	The resins and plastics segment produces primarily polyester chips, polyethylene resins, polypropylene resins and PVA granules. The polyester chips are used to produce polyester fibres, coating and containers. Polyethylene resins and plastics are used to produce insulated cable, mulching films and moulded products such as housewares and toys. Polypropylene resins are used for films, sheets and moulded products such as housewares, toys, consumer electronics and automobile parts.

(iii)	The intermediate petrochemicals segment primarily produces p-xylene, benzene and ethylene oxide. The intermediate petrochemicals produced by the Group are both served as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres, and sold to external customers.

(iv)	The petroleum products segment is equipped with crude oil refinery facilities used to produce qualified refined gasoline, fuel, diesel oil, heavy oil and liquefied petroleum gas, and provide raw materials for the Group’s downstream petrochemical processing facilities.

(v)	The trading of petrochemical products segment is primarily engaged in importing and exporting of petrochemical products. The products are sourced from international and domestic suppliers.

(vi)	Other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include investment property leasing, service provision and a variety of other commercial activities.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

5	Segment information (continued)

	2014			2015			2016
	Total segment revenue	Inter- segment revenue	Revenue from external customers	Total segment revenue	Inter- segment revenue	Revenue from external customers	Total segment revenue	Inter- segment revenue	Revenue from external customers
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Synthetic fibers	2,935,540	—	2,935,540	2,397,015	—	2,397,015	1,915,242	—	1,915,242
Resins and plastics	12,895,531	241,131	12,654,400	10,348,002	106,042	10,241,960	10,164,433	91,673	10,072,760
Intermediate petrochemicals	27,988,970	15,408,977	12,579,993	23,305,685	13,697,886	9,607,799	20,360,722	11,248,718	9,112,004
Petroleum products	63,510,346	5,266,442	58,243,904	47,473,490	3,579,131	43,894,359	38,776,209	3,514,487	35,261,722
Trading of petrochemical products	17,612,914	2,820,482	14,792,432	16,940,621	3,220,905	13,719,716	22,148,401	1,551,453	20,596,948
Others	1,974,929	1,054,951	919,978	1,429,317	542,028	887,289	1,369,671	485,441	884,230

	126,918,230	24,791,983	102,126,247	101,894,130	21,145,992	80,748,138	94,734,678	16,891,772	77,842,906

	2014	2015	2016
	RMB’000	RMB’000	RMB’000
Segment result - (Loss)/profit from operations

Petroleum products	(29,289)	1,862,304	3,812,973
Resins and plastics	(331,540)	1,218,598	1,637,578
Intermediate petrochemicals	131,830	956,820	1,810,011
Trading of petrochemical products	66,106	15,165	51,168
Synthetic fibres	(581,923)	(356,399)	(608,891)
Others	156,916	212,444	75,017

(Loss)/profit from operations	(587,900)	3,908,932	6,777,856

Net finance (expenses)/income	(359,698)	(243,779)	83,685
Share of profit of investments accounted for using the equity method	57,654	572,035	916,754

(Loss)/profit before taxation	(889,944)	4,237,188	7,778,295

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

5	Segment information (continued)

Other profit and loss disclosures

	2014			2015			2016
	Depreciation and amortisation	Impairment loss	Inventory write down	Depreciation and amortisation	Impairment loss	Inventory write down	Depreciation and amortisation	Impairment loss	Inventory (write-down) /reversal
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Synthetic fibres	(185,209)	(28,690)	(252)	(159,472)	—	(4,768)	(137,153)	(185,096)	(38,750)
Resins and plastics	(233,014)	(114)		(122,558)	—	(339)	(120,641)	—	1,575
Intermediate petrochemicals	(621,545)	(14,843)	(10,175)	(552,833)	(50,001)	(429)	(525,698)	(14,351)	(642)
Petroleum products	(1,009,980)	(138,624)		(979,911)	—	(3,168)	(886,784)	(53,155)	—
Trading of petrochemical products	(227)	(3,630)		(175)	—	(13,150)	(176)	—	—
Others	(223,500)	(27,698)	(13)	(230,012)	(756)	(23,014)	(211,808)	(1,570)	(38,451)

	(2,273,475)	(213,599)	(10,440)	(2,044,961)	(50,757)	(44,868)	(1,882,260)	(254,172)	(76,268)

	As at 31 December
	2015	2016
	Total assets	Total assets
	RMB’000	RMB’000
Allocated assets
Synthetic fibres	1,624,351	1,405,804
Resins and plastics	1,578,493	1,821,576
Intermediate petrochemicals	4,557,760	4,441,418
Petroleum products	12,164,426	13,426,863
Trading of petrochemical products	924,622	1,186,590
Others	2,299,088	2,323,376

Allocated assets	23,148,740	24,605,627

Unallocated assets
Investments accounted for using the equity method	3,311,139	3,688,794
Cash and cash equivalents	1,077,430	5,440,623
Deferred income tax assets	71,045	103,091
Others	212,237	107,475

Unallocated assets	4,671,851	9,339,983

Total assets	27,820,591	33,945,610

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

5	Segment information (continued)

	As at 31 December
	2015	2016
	Total liabilities	Total liabilities
	RMB’000	RMB’000
Allocated liabilities

Synthetic fibres	272,717	344,287
Resins and plastics	646,347	1,118,166
Intermediate petrochemicals	675,470	1,126,031
Petroleum products	3,059,334	4,323,580
Trading of petrochemical products	948,775	1,407,484
Others	53,628	76,395

Allocated liabilities	5,656,271	8,395,943

Unallocated liabilities

Borrowings	2,070,000	546,432

Total liabilities	7,726,271	8,942,375

	2014	2015	2016
	RMB’000	RMB’000	RMB’000
Additions to property, plant and equipment, construction in progress, lease prepayment and other assets

Synthetic fibres	39,408	38,629	106,872
Resins and plastics	58,955	94,935	169,330
Intermediate petrochemicals	668,075	180,806	261,291
Petroleum products	573,834	546,996	740,520
Others	172,011	96,886	36,965

	1,512,283	958,252	1,314,978

Entity-wide information

The Group’s revenue from external customers and the total non-current assets other than financial instruments and deferred income tax assets located are mainly within Mainland China as at 31 December 2016.

Revenue of approximate RMB 31,796,065 thousands (2015: RMB 39,657,297 thousands,2014: RMB 55,173,267 thousands) are derived from a single customer. These revenues are attributable to the Petroleum products and Others segments.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

6	Other operating income

	2014	2015	2016
	RMB’000	RMB’000	RMB’000
Government grants	172,829	150,116	144,631
Rental income from investment property	48,555	48,553	46,164
Income from pipeline transportation services	8,059	6,731	5,215
Others	32,142	29,524	1,296

	261,585	234,924	197,306

7	Other operating expenses

	2014	2015	2016
	RMB’000	RMB’000	RMB’000
Cost related to lease of investment property	(13,306)	(13,453)	(13,904)
Others	(86,920)	(20,418)	(10,371)

	(100,226)	(33,871)	(24,275)

8	Other gains/(loss) - net

	2014	2015	2016
	RMB’000	RMB’000	RMB’000
Forward foreign exchange contracts	—	37,154	—
Loss on disposal of property, plant and equipment-net	—	(9,393)	(42,031)
Net foreign exchange gain/(loss)	—	878	(11,851)

	—	28,639	(53,882)

9	Finance income and expenses

	2014	2015	2016
	RMB’000	RMB’000	RMB’000
Interest income	64,673	49,302	133,484
Net foreign exchange gain	—	—	3,818
Finance income	64,673	49,302	137,302

Interest on bank and other borrowings	(375,808)	(215,460)	(56,080)
Less: amounts capitalized on qualifying assets	1,208	3,518	2,463

Net interest expense	(374,600)	(211,942)	(53,617)
Net foreign exchange loss	(49,771)	(81,139)	—

Finance expenses	(424,371)	(293,081)	(53,617)

Finance (expenses)/income - net	(359,698)	(243,779)	83,685

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

10	Expense by nature

	2014	2015	2016
	RMB’000	RMB’000	RMB’000
Cost of raw material	71,501,827	41,483,278	31,922,984
Cost of trading products	14,585,761	13,573,180	20,423,854
Employee benefit expenses (Note 11)	2,627,357	2,595,646	2,487,534
Depreciation and amortisation (Note 14, 15,16)	2,273,475	2,044,961	1,882,260
Repairs and maintenance expenses	1,088,314	978,845	1,192,203
Transportation costs	354,735	337,454	323,678
Impairment loss (Note 15, 21)	10,439	50,757	254,172
Inventory write-down (Note 20)	213,600	44,868	76,268
Leasing expenses	20,487	23,477	73,852
Sales commissions (Note 29)	113,162	112,245	100,221
Auditors’ remuneration - audit services	7,800	7,800	7,800
Change of goods in process and finished goods	(546,246)	855,692	(731,944)
Other expenses	1,223,512	1,249,762	1,264,879

Total cost of sales, selling and administrative expenses	93,474,223	63,357,965	59,277,761

11	Employee benefit expenses

	2014	2015	2016
	RMB’000	RMB’000	RMB’000
Wages and salaries	1,731,459	1,719,419	1,666,806
Social welfare costs	696,925	694,415	640,710
Share options granted to directors and employees (Note 25)	—	22,702	18,004
Others	198,973	159,110	162,014

Total employee benefit expense	2,627,357	2,595,646	2,487,534

(i)	Five highest paid individuals

During the year ended 31 December 2014,2015 and 2016, all 5 individuals with the highest emoluments are directors and supervisors whose emoluments are disclosed in Note 35(i).

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

12	Income tax

	2014	2015	2016
	RMB’000	RMB’000	RMB’000
-Current income tax	16,286	82,753	1,828,868
-Deferred taxation	(230,470)	844,024	(32,046)

Income tax (income)/expense	(214,184)	926,777	1,796,822

A reconciliation of the expected income tax calculated at the applicable tax rate and total profit/(loss) with the actual income tax is as follows:

	2014	2015	2016
	RMB’000	RMB’000	RMB’000
(Loss)/Profit before taxation	(889,944)	4,237,188	7,778,295

Expected PRC income tax at the statutory tax rate of 25%	(222,486)	1,059,297	1,944,574
Tax effect of share of profit of investments accounted for using the equity method	(11,913)	(140,509)	(225,813)
Tax effect of other non-taxable income	(18,106)	(19,178)	(16,610)
Tax effect of non-deductible loss, expenses and costs	5,408	5,486	23,578
True up for final settlement of enterprise income taxes in respect of previous year	11	1,752	32,457
Profit on disposal of associates and joint ventures	3,496	—	—
Utilization of previously unrecognized tax losses	(536)	—	(58)
Temporary differences for which no deferred income tax asset was recognized in current year	12,261	15	13,511
Utilization of previously unrecognised temporary differences	—	(12,359)	(36)
Tax losses for which no deferred income tax asset was recognized	17,681	32,273	25,219

Actual income tax	(214,184)	926,777	1,796,822

The provision for PRC income tax is calculated at the rate of 25% (2015 and 2014: 25%) on the estimated taxable income of the year ended 31 December 2016 determined in accordance with relevant income tax rules and regulations. The Group did not carry out business overseas and therefore does not incur overseas income taxes.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

12	Income tax (continued)

(i)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2015	2016
	RMB’000	RMB’000
Deferred tax assets:
– Deferred tax asset to be recovered after more than 12 months	47,884	69,382
– Deferred tax asset to be recovered within 12 months	31,862	40,309

	79,746	109,691

Deferred tax liabilities:
– Deferred tax liabilities to be recovered after more than 12 months	(5,812)	(4,500)
– Deferred tax liabilities to be recovered within 12 months	(2,889)	(2,100)

	(8,701)	(6,600)

Deferred tax assets net	71,045	103,091

(ii)	Movements in deferred tax assets and liabilities are as follows:

	Balance at 1 January 2015	Recognized in income statement	Balance at 31 December 2015
	RMB’000	RMB’000	RMB’000
Impairment for bad and doubtful debts, provision for inventories and payroll payables	59,580	(39,788)	19,792
Deferred income	4,109	(4,109)	—
Provision for impairment losses in fixed assets, construction in progress	126,028	11,880	137,908
Difference in depreciation	(72,310)	(19,011)	(91,321)
Capitalisation of borrowing costs	(11,590)	2,889	(8,701)
Tax losses carried forward	803,559	(800,684)	2,875
Share option	—	5,675	5,675
Others	5,693	(876)	4,817

Deferred tax assets	915,069	(844,024)	71,045

	Balance at 1 January 2016	Recognized in income statement	Balance at 31 December 2016
	RMB’000	RMB’000	RMB’000
Impairment for bad and doubtful debts, provision for inventories and payroll payables	19,792	1,081	20,873
Provision for impairment losses in fixed assets, construction in progress	137,908	35,868	173,776
Difference in depreciation	(91,321)	(7,755)	(99,076)
Capitalisation of borrowing costs	(8,701)	2,101	(6,600)
Tax losses carried forward	2,875	(2,875)	—
Share option	5,675	4,501	10,176
Others	4,817	(875)	3,942

Deferred tax assets	71,045	32,046	103,091

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

12	Income tax (continued)

The Group recognizes deferred tax assets only to the extent that it is probable that future taxable income will be available against which the assets can be utilized. Based on the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets will be utilized, management believes that it is probable the Group will realize the benefits of these temporary differences for which deferred tax assets have been recoginized.

(iii)	Deferred tax assets not recognized

As at 31 December 2016, a subsidiary of the Company did not recognise the deferred tax assets in respect of the impairment losses on property, plant and equipment amounting to RMB 456,623 thousands and provision for inventories amounting to RMB 46,190 thousands (31 December 2015: RMB 432,579 thousands and RMB 46,190 thousands respectively), because it was not probable that the related tax benefit would be realized.

As at 31 December 2016, certain subsidiaries of the Company did not recognize the deferred tax assets of RMB 432,634 thousands (31 December 2015: RMB 411,284 thousands) in respect of unused tax losses carried forward for PRC income tax purpose because it was not probable that the related tax benefit would be realized.

Tax losses carried forward that are not recognised as deferred tax assets will expire in the following years:

	2015	2016
	RMB’000	RMB’000
2016	79,526	—
2017	68,211	68,211
2018	63,733	63,733
2019	70,723	70,723
2020	129,091	140,591
2021	—	89,376

	411,284	432,634

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

13	(Loss)/Earnings per share

(a)	Basic

Basic (loss)/earnings per share is calculated by dividing the (loss)/profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year.

	2014	2015	2016
	RMB’000	RMB’000	RMB’000
Net (loss)/profit attributable to owners of the Company	(692,222)	3,274,308	5,968,466

Weighted average number of ordinary shares in issue(thousands of shares)	10,800,000	10,800,000	10,800,000

Basic (loss)/earnings per share(RMB per share)	RMB (0.064)	RMB 0.303	RMB 0.553

Basic (loss)/earnings per ADS(RMB per ADS)	RMB (6.409)	RMB 30.318	RMB 55.264

(b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Company has dilutive potential ordinary shares from share options. The number of shares that would have been issued assuming the exercise of the share options less the number of shares that could have been issued at fair value (determined as the average market price per the Company’s A share for year ended 31 December 2016) for the same total proceeds is the number of shares issued for no consideration. The resulting number of shares issued for no consideration is included in the weighted average number of ordinary shares as the denominator for calculating diluted earnings per share.

The calculation of the diluted earnings per share for year ended 31 December 2014,2015 and 2016 was shown as:

	2014	2015	2016
	RMB’000	RMB’000	RMB’000
Earnings
(Loss)/Profit attributable to owners of the Company	(692,222)	3,274,308	5,968,466

Weighted average number of ordinary shares in issue (thousands of shares)	10,800,000	10,800,000	10,800,000
Adjustments for share options granted (thousands of shares)	—	9,041	8,632

Weighted average number of ordinary shares for diluted earnings per share (thousands of shares)	10,800,000	10,809,041	10,808,632

Diluted (loss)/earnings per share (RMB per share)	RMB (0.064)	RMB 0.303	RMB 0.552

Diluted (loss)/earnings per ADS (RMB per ADS)(i)	RMB (6.409)	RMB 30.292	RMB 55.219

(i)	ADSs” are references to our American Depositary Shares, which are listed and traded on the New York Stock Exchange. Each ADS represents 100 H Shares.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

14	Lease prepayment and other assets

	Land use rights RMB’000	Other Intangible assets RMB’000	Long-term prepaid expense RMB’000	Total RMB’000

At 1 January 2015
Cost	708,972	81,085	602,451	1,392,508
Accumulated amortisation	(300,087)	(48,830)	—	(348,917)

Net book amount	408,885	32,255	602,451	1,043,591

Year ended 31 December 2015
Opening net book amount	408,885	32,255	602,451	1,043,591
Additions	—	—	148,553	148,553
Charge for the year	(14,690)	(2,922)	(305,035)	(322,647)
Reclassified to prepayments	—	—	(86,481)	(86,481)

Closing net book amount	394,195	29,333	359,488	783,016

At 31 December 2015
Cost	708,972	81,085	359,488	1,149,545
Accumulated amortisation	(314,777)	(51,752)	—	(366,529)

Net book amount	394,195	29,333	359,488	783,016

Year ended 31 December 2016
Opening net book amount	394,195	29,333	359,488	783,016
Additions	—	—	324,523	324,523
Charge for the year	(14,491)	(2,922)	(226,744)	(244,157)
Reclassified to prepayments	—	—	(157,926)	(157,926)

Closing net book amount	379,704	26,411	299,341	705,456

At 31 December 2016
Cost	708,972	81,085	299,341	1,089,398
Accumulated amortisation	(329,268)	(54,674)	—	(383,942)

Net book amount	379,704	26,411	299,341	705,456

Long-term prepaid expenses are mainly catalyst. As at 31 December 2016, the current portion of catalyst amounted to RMB 157,926 thousands (31 December 2015: RMB 86,481 thousands) was reclassified to prepayments, while the net book value of non-current portion was RMB 287,423 thousands (31 December 2015: RMB 345,414 thousands).

During the year ended 31 December 2016, the amortisation of RMB 244,157 thousands (2015: RMB 322,647 thousands, 2014: RMB 347,144 thousands) has been charged in cost of sales.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

15	Property, plant and equipment

	Buildings RMB’000	Plant and machinery RMB’000	Vehicles and other equipment RMB’000	Total RMB’000

At 1 January 2015
Cost	3,757,546	40,353,304	1,931,721	46,042,571
Accumulated depreciation	(2,109,366)	(25,957,875)	(1,507,236)	(29,574,477)
Impairment loss	(279,099)	(593,348)	(54,072)	(926,519)

Net book amount	1,369,081	13,802,081	370,413	15,541,575

Year ended 31 December 2015
Opening net book amount	1,369,081	13,802,081	370,413	15,541,575
Additions	—	127,381	23,295	150,676
Disposals	(452)	(23,337)	(2,479)	(26,268)
Reclassification	48,244	(51,253)	3,009	—
Transferred from construction in progress (Note 17)	11,283	444,904	23,194	479,381
Transferred to investment property (Note 16)	(3,277)	—	—	(3,277)
Charge for the year	(106,439)	(1,539,391)	(62,937)	(1,708,767)
Impairment loss	—	(50,001)	—	(50,001)

Closing net book amount	1,318,440	12,710,384	354,495	14,383,319

At 31 December 2015
Cost	3,813,839	40,630,644	1,903,931	46,348,414
Accumulated depreciation	(2,216,300)	(27,279,363)	(1,495,393)	(30,991,056)
Impairment loss	(279,099)	(640,897)	(54,043)	(974,039)

Net book amount	1,318,440	12,710,384	354,495	14,383,319

Year ended 31 December 2016
Opening net book amount	1,318,440	12,710,384	354,495	14,383,319
Additions	195	149,691	16,826	166,712
Disposals	(1,300)	(33,660)	(2,173)	(37,133)
Reclassification	(4,192)	(5,573)	9,765	—
Transferred from construction in progress(Note 17)	28,652	757,157	42,782	828,591
Transferred from investment property (Note 16)	11,587	—	—	11,587
Charge for the year	(94,189)	(1,467,424)	(62,934)	(1,624,547)
Impairment loss	—	(247,058)	(7,184)	(254,242)

Closing net book amount	1,259,193	11,863,517	351,577	13,474,287

At 31 December 2016
Cost	3,841,570	41,025,426	1,924,313	46,791,309
Accumulated depreciation	(2,303,278)	(28,330,684)	(1,511,509)	(32,145,471)
Impairment loss	(279,099)	(831,225)	(61,227)	(1,171,551)

Net book amount	1,259,193	11,863,517	351,577	13,474,287

In the year ended 31 December 2016, the amount of depreciation expense charged to cost of sales and selling and administrative expense were RMB 1,616,117 thousands and RMB 8,430 thousands, respectively (2015: RMB 1,706,595 thousands and RMB 2,172 thousands, respectively. 2014: RMB 1,926,256 thousands and RMB 75 thousands.).

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

15	Property, plant and equipment (continued)

During the year ended 31 December 2016, the Company and its subsidiaries made impairment provision of RMB 254,242 thousands against these property, plant and equipment which will be redundant and replaced by new facilities (2015: RMB 50,001 thousands).

16	Investment property

RMB’000
At 1 January 2015
Cost	552,534
Accumulated depreciation	(136,692)

Net book amount	415,842

Year ended 31 December 2015
Opening net book amount	415,842
Transferred from property, plant and equipment (Note 15)	3,277
Charge for the year	(13,547)

Closing net book amount	405,572

At 1 January 2016
Cost	556,884
Accumulated depreciation	(151,312)

Net book amount	405,572

Year ended 31 December 2016
Opening net book amount	405,572
Transferred to property, plant and equipment (Note 15)	(11,587)
Charge for the year	(13,556)

Closing net book amount	380,429

At 31 December 2016
Cost	540,493
Accumulated depreciation	(160,064)

Net book amount	380,429

As at 31 December 2016, the Group had no contractual obligations for future repairs and maintenance (31 December 2015: Nil).

Investment properties represent certain floors of an office building leased to other entities including related parties.

The fair value of the investment properties of the Group as at 31 December 2016 was estimated by the directors to be approximately RMB 1,330,700 thousands by reference to market values of similar properties in the nearby area (31 December 2015: RMB 1,262,135 thousands). This fair value estimation was at level 3 of fair value hierarchy by using market observable inputs. The investment property has not been valued by an external independent appraiser.

Rental income of RMB 46,164 thousands was recognized by the Group during the year ended 31 December 2016 (2015: RMB 48,553 thousands, 2014: RMB 48,555 thousands).

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

17	Construction in progress

	2015	2016
	RMB’000	RMB’000
At 1 January	542,878	722,520
Additions	659,023	823,743
Transferred to property plant and Equipment (Note 15)	(479,381)	(828,591)

At 31 December	722,520	717,672

During the year ended 31 December 2016, the Group capitalised borrowing costs amounting to RMB 2,463 thousands (2015: RMB 3,518 thousands, 2014: RMB 1,208 thousands) on qualifying assets. Borrowing costs were capitalised at the weighted average rate of its general borrowings of 3.03% (2015: 3.47%,2014:3.89%).

18	Subsidiaries

The following list contains the particulars of major subsidiaries of the Group, all of which are limited companies established and operated in the PRC as at 31 December 2016.

Company	Registered capital ’000	Percentage of equity directly held by the Company %	Percentage of equity held by the Group %	Percentage of equity held by non-controlling interests %	Principal activities
Shanghai Petrochemical Investment Development Company Limited	RMB 1,000,000	100.00	100.00	—	Investment management
China Jinshan Associated Trading Corporation	RMB 25,000	67.33	67.33	32.67	Import and export of petrochemical products and equipment
Shanghai Jinchang Engineering Plastics Company Limited	USD 9,154	—	74.25	25.75	Production of Polypropylene compound products
Shanghai Golden Phillips Petrochemical Company Limited	USD 50,000	—	60.00	40.00	Production of polyethylene products
Zhejiang Jin Yong Acrylic Fibre Company Limited	RMB 250,000	75.00	75.00	25.00	Production of acrylic fibre products
Shanghai Golden Conti Petrochemical Company Limited	RMB 545,776	—	100.00	—	Production of petrochemical products
Shanghai Jinshan Trading Corporation	RMB 100,000	—	67.33	32.67	Import and export of petrochemical products

The total comprehensive income attributable to non-controlling interests for the year ended 31 December 2016 is RMB 13,007 thousands (2015: 36,103 thousands, 2014:16,462 thousands).

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

19	Investments accounted for using the equity method

The amounts recognised in the balance sheet are as follows:

	2015	2016
	RMB’000	RMB’000
Associates
-Share of net assets	3,074,156	3,498,097

Joint ventures
-Share of net assets	236,983	190,697

	3,311,139	3,688,794

The amounts recognised in the share of profit/(loss) of investments accounted for using the equity method are as follows:

	2015	2016
	RMB’000	RMB’000
Associates	550,530	929,315
Joint ventures	21,505	(12,561)

	572,035	916,754

Investment in associates

	2015	2016
	RMB’000	RMB’000
At 1 January	2,720,134	3,074,156
Share of profit	550,530	929,315
Other Comprehensive Income	—	18,213
Cash dividends distribution	(196,508)	(523,587)

At 31 December	3,074,156	3,498,097

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

19	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Set out below are the material associates of the Group as at 31 December 2016 and 2015. The associates as listed below have share capital consisting solely of ordinary shares, which are held directly by the Group; the country of incorporation or registration is also their principal place of business.

Nature of investment in major associates as at 31 December 2016 and 2015

Name of entity	Place of business/country of incorporation	% of ownership interest	Nature of the relationship	Measurement method

Shanghai Secco Petrochemical Company Limited [“Shanghai Secco”]	PRC	20	Manufacturing and distribution of chemical products	Equity
Shanghai Chemical Industry Park Development Company Limited [“Chemical Industry”]	PRC	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC	Equity
Shanghai Jinsen Hydrocarbon Resins Company Limited [“Jinsen”]	PRC	40	Production of resins products	Equity
Shanghai Azbil Automation Company Limited[“Azbil”]	PRC	40	Service and maintenance of building automation systems and products	Equity

Shanghai Secco, Chemical Industry, Jinsen and Azbil are private companies and there are no quoted market prices available for their shares.

There are no contingent liabilities relating to the Group’s interest in the associates.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

19	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Summarised financial information for major associates

Set out below are the summarised financial information for the above associates.

Summarised balance sheet for material associates

As at 31 December 2015	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Current
-Current Assets	4,879,596	2,486,929	128,354	150,672
-Current Liabilities	(3,532,247)	(404,115)	(7,882)	(41,801)
Non-current
-Non-current Assets	8,033,469	2,693,119	86,514	3,444
-Non-current liabilities	(487,020)	(980,583)	—	—

Net Assets	8,893,798	3,795,350	206,986	112,315

As at 31 December 2016	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Current
-Current Assets	5,596,573	4,265,139	110,499	153,980
-Current Liabilities	(1,982,932)	(1,299,046)	(10,324)	(46,532)
Non-current
-Non-current Assets	6,582,633	3,001,112	83,077	3,145
-Non-current liabilities	—	(1,655,448)	—	—

Net Assets	10,196,274	4,311,757	183,252	110,593

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

19	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Summarised statement of comprehensive income for material associates

2014	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Revenue	26,131,711	566	266,556	276,665
Post-tax (loss)/profit from continuing operations	(339,450)	221,540	12,426	30,153
Other comprehensive income	—	—	—	—

Total comprehensive (loss)/income	(339,450)	221,540	12,426	30,153

Dividends declared by associate	—	30,000	12,115	30,000

2015	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Revenue	23,848,576	1,032	245,060	186,657
Post-tax profit from continuing operations	2,185,268	235,635	8,155	20,507
Other comprehensive income	—	—	—	—

Total comprehensive income	2,185,268	235,635	8,155	20,507

Dividends declared by associate	780,000	42,000	7,315	30,000

2016	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Revenue	23,969,408	2,471,027	167,956	180,108
Post-tax profit/(loss) from continuing operations	3,753,476	513,804	(16,394)	16,278
Other comprehensive income	—	47,603	—	—

Total comprehensive income/(loss)	3,753,476	561,407	(16,394)	16,278

Dividends declared by associate	2,451,000	45,000	7,340	18,000

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

19	Investments accounted for using the equity method (continued)

Investment in associates (continued)

The information above reflects the amounts presented in the financial statements of the associates (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the group and the associates.

Reconciliation of summarised financial information

Reconciliation of the summarised financial information presented to the carrying amount of its interest in material associates

Summarised financial information for material associates

2015	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Opening net assets 1 January	7,488,530	3,601,715	206,146	121,808
Profit for the year	2,185,268	235,635	8,155	20,507
Other comprehensive income	—	—	—	—
Capital increment	—	—	—	—
Declared dividends	(780,000)	(42,000)	(7,315)	(30,000)

Closing net assets	8,893,798	3,795,350	206,986	112,315

% of ownership interest	20.00%	38.26%	40.00%	40.00%
Interest in associates	1,778,760	1,452,101	82,794	44,926
Unentitled portion (Note a)	—	(331,242)	—	—

Carrying value	1,778,760	1,120,859	82,794	44,926

2016	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Opening net assets 1 January	8,893,798	3,795,350	206,986	112,315
Profit/(loss) for the year	3,753,476	513,804	(16,394)	16,278
Other comprehensive income	—	47,603	—	—
Capital increment	—	—	—	—
Declared dividends	(2,451,000)	(45,000)	(7,340)	(18,000)

Closing net assets	10,196,274	4,311,757	183,252	110,593

% of ownership interest	20.00%	38.26%	40.00%	40.00%
Interest in associates	2,039,256	1,649,677	73,301	44,237
unrealised upstream and downstream transaction	(7,979)	—	—	—
Unentitled portion (Note a)	—	(348,600)	—	—

Carrying value	2,031,277	1,301,077	73,301	44,237

Note a: Unentitled portion represented the earnings from sales of the lands injected by Government in Chemical Industry cannot be shared by other shareholders.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

19	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Summarised financial information for other associates

	2015	2016
	RMB’000	RMB’000
Carrying value of investments at 31 December	46,817	48,205

Aggregate amount of the Group’s share of those individually immaterial associates:
Profit for the year	8,347	7,423
Other comprehensive income	—	—

Total comprehensive income	8,347	7,423

Investment in joint ventures

	2015	2016
	RMB’000	RMB’000
At 1 January	216,128	236,983
Share of profit	21,505	(12,561)
Cash dividends distribution	(650)	(33,725)

At 31 December	236,983	190,697

The joint venture listed below has share capital consisting solely of ordinary shares, which is held directly by the Group.

Name of entity	Place of business/country of incorporation	% of ownership interest	Nature of the relationship	Measure-ment method

BOC-SPC Gases Company Limited [“BOC”]	PRC	50	Production and sales of industrial gases	Equity
Shanghai Jinpu Plastic Packing Materials Company Limited [“Jinpu”]	PRC	50	Production of polypropylene film	Equity
Shanghai Petrochemical Yangu Gas Development Company Limited [“Yangu Gas”]	PRC	50	Production and sales of industrial gases	Equity

BOC, Jinpu and Yangu Gas are private companies and there are no quoted market prices available for their shares.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

19	Investments accounted for using the equity method (continued)

Investment in joint venture (continued)

Summarised financial information for joint ventures

Set out below are the summarised financial information for joint ventures which are accounted for using the equity method.

Summarised balance sheet

As at 31 December 2015	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000

Current
Cash and cash equivalents	28,563	1,790	19,224
Other current assets (excluding cash)	55,888	30,886	12,925

Total current assets	84,451	32,676	32,149

Financial liabilities	(57,686)	(31,462)	—
Other current liabilities	(13,077)	(3,236)	(5,807)

Total current liabilities	(70,763)	(34,698)	(5,807)

Non-current
Total non-current Assets	313,884	81,985	78,622
Total non-current liabilities	—	—	—

Net assets	327,572	79,963	104,964

At 31 December 2016	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000

Current
Cash and cash equivalents	43,356	2,587	27,174
Other current assets (excluding cash)	37,422	1,740	12,401

Total current assets	80,778	4,327	39,575

Financial liabilities	(29,522)	(21,610)	(3,104)
Other current liabilities	(12,545)	(3,389)	(2,115)

Total current liabilities	(42,067)	(24,999)	(5,219)

Non-current
Total non-current assets	273,096	17,945	66,757
Total non-current liabilities	—	—	—

Net assets	311,807	(2,727)	101,113

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

19	Investments accounted for using the equity method (continued)

Investment in joint venture (continued)

Summarised statement of comprehensive income for joint ventures

2014	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000

Revenue	388,391	226,221	75,342
Depreciation and amortisation	(44,870)	(9,783)	(14,193)
Interest income	383	77	167
Interest expense	(5,533)	(2,329)	(965)
Profit/(loss) from continuing operations	41,345	(26,753)	1,397
Income tax expense	(14,545)	—	—
Post-tax profit/(loss) from continuing operations	26,800	(26,753)	1,397
Other comprehensive income	—	—	—

Total comprehensive income/(loss)	26,800	(26,753)	1,397

Dividends declared by joint venture	106,242	—	2,000

2015	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000

Revenue	396,176	118,966	68,469
Depreciation and amortisation	(44,727)	(8,498)	(10,952)
Interest income	326	50	169
Interest expense	(4,012)	(1,072)	(244)
Profit/(loss) from continuing operations	72,778	(24,213)	1,830
Income tax expense	(14,392)	—	—
Post-tax profit/(loss) from continuing operations	58,386	(24,213)	1,830
Other comprehensive income	—	—	—

Total comprehensive income/(loss)	58,386	(24,213)	1,830

Dividends declared by joint venture	—	—	1,300

2016	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000

Revenue	370,171	31,794	59,904
Depreciation and amortisation	(45,317)	(8,463)	(11,612)
Interest income	354	6	246
Interest expense	(927)	(775)	—
Profit/(loss) from continuing operations	66,855	(82,690)	(2,651)
Income tax expense	16,679	—	—
Post-tax profit/(loss) from continuing operations	50,485	(82,690)	(2,651)
Other comprehensive income	—	—	—

Total comprehensive income/(loss)	50,485	(82,690)	(2,651)

Dividends declared by joint venture	66,250	—	1,200

The information above reflects the amounts presented in the financial statements of the joint ventures (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the joint ventures.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

19	Investments accounted for using the equity method (continued)

Investment in joint venture (continued)

Reconciliation of summarised financial information

2015	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000

Opening net assets 1 January	269,186	104,176	104,434
Profit/(loss) for the year	58,386	(24,213)	1,830
Other comprehensive income	—	—	—
Declared dividends	—	—	(1,300)

Closing net assets	327,572	79,963	104,964
% of ownership interest	50.00%	50.00%	50.00%
Interest in joint ventures	163,786	39,982	52,482
Unrealized downstream transactions	(19,267)	—	—

Carrying value	144,519	39,982	52,482

2016	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000

Opening net assets 1 January	327,572	79,963	104,964
Profit/(loss) for the year	50,485	(82,690)	(2,651)
Other comprehensive income	—	—	—
Declared dividends	(66,250)	—	(1,200)

Closing net assets/(deficit)(a)	311,807	(2,727)	101,113
% of ownership interest	50.00%	50.00%	50.00%
Interest in joint ventures	155,903	—	50,558
Unrealized downstream transactions	(15,764)	—	—

Carrying value	140,139	—	50,558

(a)	The Group’s share of losses in Jinpu exceeded RMB 2,727 thousands to its interest during the year ended 31 December 2016 (2015 and 2014: nil), cumulatively exceeded RMB 2,727 thousands to its investment as at 31 December 2016 (31 December 2015 and 2014: nil). The Group has no obligations and does not need to make payments on behalf of Jinpu. Meanwhile, the Group has not any other unsecured receivables due from Jinpu. As a result, the Group did not recognize further losses and the carrying amount of the investment in Jinpu was solely decreased to zero.

20	Inventories

	As at 31 December 2015			As at 31 December 2016
	Gross carrying amount RMB’000	Provision for declines in the value of inventories RMB’000	Carrying amount RMB’000	Gross carrying amount RMB’000	Provision for declines in the value of inventories RMB’000	Carrying amount RMB’000
Raw materials	2,517,806	(1,564)	2,516,242	3,863,647	(309)	3,863,338
Work in progress	898,694	(28,081)	870,613	1,004,580	(44,453)	960,127
Finished goods	554,171	(25,424)	528,747	1,154,679	(22,583)	1,132,096
Spare parts and consumables	332,652	(70,066)	262,586	266,189	(62,277)	203,912

	4,303,323	(125,135)	4,178,188	6,289,095	(129,622)	6,159,473

The cost of inventories recognized in Cost of Sales amounted to RMB 52,400,798 thousands for the year ended 31 December 2016 (2015: RMB 55,056,458 thousands; 2014: RMB 71,425,192 thousands) which included an inventory provision of RMB 76,268 thousands (2015: RMB 44,868 thousands; 2014: RMB 213,600 thousands).

As at 31 December 2016, the provision for inventory write-down was RMB 129,622 thousands (31 December 2015: RMB 125,135 thousands). During the year ended 31 December 2016, the Group sold certain finished goods and utilized certain spare parts and consumables which were previously provided for. The related provision of RMB 71,781 thousands was reversed and included in ‘cost of sales’ in the consolidated income statement.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

21	Trade and other receivables

	As at 31 December
	2015 RMB’000	2016 RMB’000

Trade receivables	488,584	414,962

Less: impairment provision	(24)	(18)

	488,560	414,944

Bills receivable	991,273	1,238,620
Amounts due from related parties	1,163,128	1,290,619

	2,642,961	2,944,183

Prepayments	103,746	165,804

Other receivables	141,655	165,798

	2,888,362	3,275,785

During the year ended 31 December 2016, certain associates and joint ventures of the Group declared dividends with total amount of RMB 557,312 thousands to the Group (2015: RMB 197,158 thousands;2014: RMB 97,597 thousands). As at 31 December 2016 and 31 December 2015, all these declared dividends had been received by the Group.

As at 31 December 2016, entrusted lendings of RMB 88,000 thousands included in other receivables was made by the Group at an interest rate of 1.75% per annum, which will be due in 2017 (31 December 2015: RMB 106,000 thousands at interest rates ranging from 1.75% to 3.00% per annum).

The remaining balance of other receivables mainly represented the receivables from export tax refund and consumption tax refund.

As of 31 December 2016, the Group didn’t have any trade receivable which was past due but not impaired (31 December 2015: Nil).

Amounts due from related parties mainly represent trade-related balances, unsecured in nature and bear no interest.

The aging analysis of trade receivables, bills receivable and amounts due from related parties (net of allowance for doubtful debts) is as follows:

	As at 31 December
	2015 RMB’000	2016 RMB’000

Within one year	2,642,921	2,944,162
Above one year	40	21

	2,642,961	2,944,183

Movements of the Group’s impairment provision for trade and other receivables are as follows:

	2015 RMB’000	2016 RMB’000

At 1 January	1,256	1,269
Provision for receivables impairment	834	71
Receivables written off during the year as uncollectible	(743)	(207)
Unused amounts reversed	(78)	(141)

At 31 December	1,269	992

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

21	Trade and other receivables (continued)

Bills receivable represent short-term bank acceptance receivables that entitle the Group to receive the full face amount of the receivables from the banks at maturity, which generally range from one to six months from the date of issuance. Historically, the Group had experienced no credit losses on bills receivable.

As at 31 December 2016 and 31 December 2015, no trade receivable or bills receivable was pledged as collateral.

Sales to third parties are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

22	Cash and cash equivalents

	As at 31 December
	2015	2016
	RMB’000	RMB’000
Cash deposits with a related party	5,394	169,261
Cash at bank and on hand	1,072,036	5,271,362

	1,077,430	5,440,623

23	Share capital

	Ordinary A shares listed in PRC with restriction RMB’000	Ordinary A shares listed in PRC RMB’000	Foreign invested H shared listed overseas RMB’000	Total RMB’000
As at 1 January 2015	4,920,000	2,385,000	3,495,000	10,800,000
Transition to unrestricted shares	(540,000)	540,000	—	—

As at 31 December 2015	4,380,000	2,925,000	3,495,000	10,800,000

As at 1 January 2016	4,380,000	2,925,000	3,495,000	10,800,000
Transition to unrestricted shares	(4,380,000)	4,380,000	—	—

As at 31 December 2016	—	7,305,000	3,495,000	10,800,000

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

24	Reserves

	Legal surplus RMB’000	Capital surplus RMB’000	Surplus reserve RMB’000	Other reserve RMB’000	Safety production fund RMB’000	Retained earnings RMB’000	Total RMB’000
Balance at 1 January 2015	4,072,476	4,180	101,355	—	1,265	1,520,996	5,700,272
Net profit attributable to shareholders of the Company	—	—	—	—	—	3,274,308	3,274,308
Utilization of safety production fund	—	—	—	—	(312)	312	—
Share option scheme (Note 25)	—	—	—	22,702	—	—	22,702

Balance at 31 December 2015	4,072,476	4,180	101,355	22,702	953	4,795,616	8,997,282

Net profit attributable to shareholders of the Company	—	—	—	—	—	5,968,466	5,968,466
Dividends proposed and approved	—	—	—	—	—	(1,080,000)	(1,080,000)
Utilisation of safety production fund	—	—	—	—	(607)	607	—
Share option scheme (Note 25)	—	—	—	18,004	—	—	18,004
Share of other comprehensive income of investments accounted for using the equity method	—	—	—	18,213	—	—	18,213

Balance at 31 December 2016	4,072,476	4,180	101,355	58,919	346	9,684,689	13,921,965

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

25	Share-based payments

Pursuant to the resolution of the fifth meeting of the eighth session of the Board of Directors of the Company on 6 January 2015, the proposal regarding the list of participants and the number of share options under the share option incentive scheme was approved.

According to the Company’s share option incentive scheme, the grant date of share options was 6 January 2015, and there were a total of 38,760 thousand share options granted to 214 participants (0.359% of the total ordinary share capital issued). Each share option has a right to purchase an ordinary A share listed in PRC on vesting date at the exercise price under vesting conditions. The options were divided by three tranches of 40%, 30% and 30% of the total share options granted, respectively. Each tranche had independent vesting conditions relevant to year 2015, 2016 and 2017, respectively, which were listed as following:

•	weighted average rate of return on equity of the Group should be no less than 9% for 2015, 9.5% for 2016 and 10% for 2017 in respect to the three tranche;

•	for each year of 2015, 2016 and 2017, the compound annual growth rate in net profit based on the net profit of 2013 should achieve 5%;

•	for each year of 2015, 2016 and 2017, proportion of the main business revenue in the total revenue should be no less than 99%;

•	for each year of 2015, 2016 and 2017, each of the above three conditions should be no lower than the 75% level of peer companies; and

•	achieving the target budget set by the Sinopec Corp. in 2015, 2016 and 2017, respectively.

The participant should serve the Group at the required position from the grant date. Exercisable amount of each tranche depended on the time for which the participant served the Group during each year of 2015, 2016 and 2017. Upon the fulfilment of relevant vesting conditions, the share options of each tranche shall become exercisable at its exercisable date.

The fair value of the employee services received in exchange for the grant of this equity-settled, share-based compensation plan is recognised as an expense on a straight-line basis over the vesting period of each tranche. The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions. When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium. As at 31 December 2016, no share option had been exercised yet.

As at the grand date, the exercise price of each option was RMB 4.2. During the vesting period, the exercise price would be adjusted according to the declaration of dividends or any changes of total shares. As at 31 December 2016, the outstanding share options of each tranche, their exercisable date and exercise price are as follows. These outstanding share options will expire in twelve months after each exercisable date.

Tranche	Vesting date	Exercise price (per share in RMB)	Outstanding shares

1	6 January 2017	4.10	15,404,000
2	6 January 2018	4.10	11,553,000
3	6 January 2019	4.10	11,553,000

The total fair value of share options at the grant date was RMB 65,412 thousands, which has been valued by an external valuation expert using Black-Scholes valuation model with the support from an external valuation expert.

The significant inputs into the model were as follows:

	Granting date

Spot share price	RMB	4.51
Exercise price	RMB	4.20
Expected volatility		41.20%
Maturity (years)		5.00
Risk-free interest rate		3.39%~3.67%
Dividend yield		1.00%

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

25	Share-based payments (continued)

Share option expenses of RMB 18,004 thousands have been recognised in the consolidated income statement for the year ended 31 December 2016 (the year ended 31 December 2015: RMB 22,702 thousands; the year ended 31 December 2014: Nil).

26	Borrowings

	As at 31 December
	2015	2016
	RMB’000	RMB’000
Loans due within one year
-Short term bank loans	1,700,000	546,432
-Short term loans from related parties	370,000	—

	2,070,000	546,432

The weighted average interest rate for the Group’s borrowings was 3.03% for the year ended 31 December 2016 (2015: 3.55%).

As at 31 December 2016, no borrowings were secured by property, plant and equipment (31 December 2015: nil).

As at 31 December 2016, the Group had standby credit facilities with several PRC financial institutions which provided the Group to borrow up to RMB 23,664,190 thousands (31 December 2015:28,179,120 thousands), within which the maturity dates of unused facility amounted to RMB 21,959,224 thousands will be after 31 December 2017.

27	Deferred income

	2015	2016
	RMB’000	RMB’000

At 1 January	16,436	—
Recognised in other operating income	(16,436)	—

At 31 December	—	—

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

28	Trade and other payables

	As at 31 December
	2015	2016
	RMB’000	RMB’000

Trade payables	1,562,232	2,123,904
Bills payable	—	5,000
Amounts due to related parties	1,573,967	3,044,304

Subtotal	3,136,199	5,173,208

Staff salaries and welfares payable	39,999	37,634
Taxes payable (exclude income tax payable)	1,308,821	1,538,062
Interest payable	1,642	465
Dividends payable	19,119	20,473
Construction payable	205,714	191,043
Other liabilities	323,459	351,701

Subtotal of other payables	1,898,754	2,139,378

	5,034,953	7,312,586

As at 31 December 2016 and 2015, all trade and other payables of the Group were non- interest bearing, and their fair value approximated their carrying amounts due to their short maturities.

As at 31 December 2016, amounts due to related parties included the advances from the related parties of RMB 13,814 thousands (31 December 2015: RMB 18,165 thousands).

As at 31 December 2016, the ageing analysis of the trade payables (including bills payable and amounts due to related parties with trading nature) based on invoice date was as follows:

	As at 31 December
	2015	2016
	RMB’000	RMB’000
Within one year	3,110,638	5,151,868
Between one and two years	3,240	7,373
Over two years	22,321	13,967

	3,136,199	5,173,208

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

29	Related party transactions

The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company

China Petrochemical Corporation(“Sinopec Group”)	Ultimate parent company
BOC-SPC Gases Company Limited	Joint venture of the Group
Shanghai Jinpu Plastic Packing Materials Company Limited	Joint venture of the Group
Shanghai Petrochemical Yangu Gas Development Company Limited	Joint venture of the Group
Shanghai Secco Petrochemical Company Limited	Associate of the Group
Shanghai Chemical Industry Park Development Company Limited	Associate of the Group
Shanghai Jinsen Hydrocarbon Resins Company Limited	Associate of the Group
Shanghai Azbil Automation Company Limited	Associate of the Group
Shanghai Nam Kwong Petro-Chemical Company Limited	Associate of the Group
Shanghai Jinhuan Petroleum Naphthalene Development Company Limited	Associate of the Group
Shanghai Chemical Industry Park Logistics Company Limited	Associates of the Group
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company
Sinopec Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Yizheng Chemical Fibre Company Limited	Subsidiary of the immediate parent company
China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Company Limited	Subsidiary of the immediate parent company
Sinopec Refinery Product Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Yangzi Petrochemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Beijing Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Ningbo Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Tianjin Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Russia Company Limited	Subsidiary of the immediate parent company
Sinopec Europe Company Limited	Subsidiary of the immediate parent company
China and South Korea (Wuhan) petrochemical Company Limited	Subsidiary of the immediate parent company
Sinopec USA Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding (Hongkong Company Limited	Subsidiary of the immediate parent company
Sinopec Huadong Supplies and Equipment Company Limited	Subsidiary of the immediate parent company
Petro-CyberWorks Information Technology Company Limited	Subsidiary of the immediate parent company
Sinopec Qingdao Refining and Chemical Company Limited	Subsidiary of the immediate parent company
Sinopec Fuel Oil Sales Corporation Limited	Subsidiary of the immediate parent company
BASF-YPC Company Limited	Joint venture of the immediate parent company
Zhejiang Baling Hengyi Caprolactam Limited Company	Joint venture of the immediate parent company
Sinopec Petroleum Storage and Reserve Limited	Subsidiary of the ultimate parent company
Sinopec Assets Management Corporation	Subsidiary of the ultimate parent company
Shanghai Petrochemical Machine Manufacturing Company Limited	Subsidiary of the ultimate parent company

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

29	Related party transactions (continued)

Names of related parties	Relationship with the Company

Sinopec Shanghai Engineering Company Limited	Subsidiary of the ultimate parent company
The Fourth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Fifth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Tenth Construction Company of Sinopec	Subsidiary of the ultimate parent company
Sinopec Engineering Incorporation	Subsidiary of the ultimate parent company
Sinopec Ningbo Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Finance Company Limited(“Sinopec Finance”)	Subsidiary of the ultimate parent company

The following is a summary of significant balances and transactions between the Group and its related parties except for the dividends received as disclosed in the forgoing Note 21.

(a)	Most of the transactions undertaken by the Group during the year ended 31 December 2016 have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

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

The pricing policy for these services and products provided under the agreement is as follows:

•	If there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;

•	If there are no State tariffs, but there are applicable State’s guidance prices, the pricing shall follow the State’s guidance prices; or

•	If there are no State tariffs or State’s guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

Transactions between the Group and Sinopec Corp., its subsidiaries and joint ventures were as follows:

	2014	2015	2016
	RMB’000	RMB’000	RMB’000
Sales of petroleum products	54,017,562	41,731,401	33,159,665
Sales other than petroleum products	6,817,448	4,010,856	5,738,425
Purchases of crude oil	30,931,551	23,313,185	21,599,355
Purchases other than crude oil	5,228,636	4,683,317	3,748,055
Sales commissions	113,162	112,245	100,221
Rental income	28,871	29,071	28,160

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

29	Related party transactions (continued)

(b)	Other transactions between the Group and Sinopec Group and its subsidiaries, associates and joint ventures of the Group were as follows:

	2014	2015	2016
	RMB’000	RMB’000	RMB’000

Sales of goods and service fee income
- Sinopec Group and its subsidiaries	298,190	151,417	38,389
- Associates and joint ventures of the Group	2,455,829	1,466,511	2,051,620

	2,754,019	1,617,928	2,090,009

Purchase
- Sinopec Group and its subsidiaries	1,251,143	421,803	1,056,737
- Associates and joint ventures of the Group	3,772,603	3,607,573	3,602,791

	5,023,746	4,029,376	4,659,528

Insurance premiums expenses
- Sinopec Group and its subsidiaries	117,896	117,914	123,621

Lease expenses
- Sinopec Group and its subsidiaries	—	—	53,960

Interest income
- Sinopec Finance	1,057	624	232

Loans borrowed
- Sinopec Finance	7,070,000	5,720,000	—

Loans repayment
- Sinopec Finance	6,070,000	6,420,000	370,000

Interest expense
- Sinopec Finance	59,939	31,328	3,322

Construction and installation cost
- Sinopec Group and its subsidiaries	144,248	158,822	177,792

The directors of the Company are of the opinion that the transactions with Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group as disclosed in Note 29(a) and 29(b) were conducted in the ordinary course of business, on normal commercial terms and in accordance with the agreements governing such transactions.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

29	Related party transactions (continued)

(c)	The relevant amounts due from/to Sinopec Corp., its subsidiaries and joint venture, Sinopec Group and its subsidiaries, associates and joint ventures of the Group, arising from purchases, sales and other transactions as disclosed in Note 29(a) and 29(b), are summarised as follows:

	As at 31 December
	2015	2016
	RMB’000	RMB’000

Amounts due from related parties
- Sinopec Corp., its subsidiaries and joint ventures	1,098,872	1,226,972
- Sinopec Group and its subsidiaries	9,263	331
- Associates and joint ventures of the Group	54,993	63,316

	1,163,128	1,290,619

Amounts due to related parties
- Sinopec Corp., its subsidiaries and joint ventures	1,253,940	2,620,546
- Sinopec Group and its subsidiaries	91,342	387,788
- Associates and joint ventures of the Group	228,685	35,970

	1,573,967	3,044,304

Cash deposits, maturing within 3 months
- Sinopec Finance	5,394	169,261

Short-term loans
- Sinopec Finance	370,000	—

(d)	At 31 December 2016 and 31 December 2015, cash deposits with Sinopec Finance were at an interest rate of 0.35% per annum.

(e)	Key management personnel compensation and post-employment benefit plans

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key personnel compensations are as follows:

	Year ended 31 December
	2014	2015	2016
	RMB’000	RMB’000	RMB’000

Short-term employee benefits	7,668	4,469	5,218
Post-employment benefits	170	147	148
Share-based payments	—	1,342	1,270

	7,838	5,958	6,636

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

29	Related party transactions (continued)

(f)	Contributions to defined contribution retirement plans

The Group participates in defined contribution retirement plans organized by municipal governments for its staff. The contributions to defined contribution retirement plans are as follows:

	Year ended 31 December
	2014	2015	2016
	RMB’000	RMB’000	RMB’000

Municipal retirement scheme costs	277,167	273,841	247,710
Supplementary retirement scheme costs	72,998	68,921	69,846

At 31 December 2016 and 31 December 2015, there was no material outstanding contribution to the above defined contribution retirement plans.

(g)	Transactions with other state-owned entities in the PRC

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

29	Related party transactions (continued)

(h)	Commitments with related parties

(1)	Construction and installation cost:

	As at 31 December
	2015	2016
	RMB’000	RMB’000

Sinopec Group and its subsidiaries	35,244	4,310

(2)	Operating lease commitments – Group company as lessee

	As at 31 December
	2015	2016
	RMB’000	RMB’000

Sinopec Group and its subsidiaries
No later than 1 year	—	53,960
Later than 1 year and no later than 2 years	—	53,960

	—	107,920

The Group leases oil tanks from Sinopec Petroleum Storage and Reserve Limited with a leasing expense of RMB 53,960 thousands per annum. The lease agreement is non-cancellable and will be ended at 31 December 2018.

(i)	Investment commitments with related parties

	As at 31 December
	2015	2016
	RMB’000	RMB’000

Capital contribution to Shanghai Secco	111,263	111,263

Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, the Company was approved to make capital contribution of USD 30,017 thousands (RMB 182,804 thousands equivalent) to Shanghai Secco, an associate of the Group. The capital to Shanghai Secco will be contributed in RMB by instalments. The capital contribution is mainly to meet the funding needs of the implementation of the “260,000 tons of AN-2 project” (“AN-2 project “), and “90,000 tons of BEU-2 project”(“BEU-2 project”).

On 10 December 2013, the Company contributed the first instalment of RMB 60,000 thousands for AN-2 project. On 5 March 2014, the Company contributed the first instalment of RMB 11,541 thousands for BEU-2 project. According to the approval by Shanghai Municipal Commission of Commerce date 19 October 2015, the rest of the capital contribution to Shanghai Secco should be made within 50 years starting from its registration date.

Except for the above disclosed in Note 29(h) and 29(i), the Group had no other material commitments with related parties as at 31 December 2016, which are contracted, but not included in the financial statements.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

30	Dividend

An annual dividend in respect of the year ended 31 December 2015 of RMB 0.1 per share, amounting to a total dividend of RMB 1,080,000 thousands, was approved by the Board of Directors on 16 March 2016 and paid in 2016.

31	Cash generated from operations

Reconciliation of (losses)/profit before taxation to cash used in operation:

	Year ended 31 December
	2014	2015	2016
	RMB’000	RMB’000	RMB’000

(Losses)/Profit before tax	(889,944)	4,237,188	7,778,295

Adjustment items:
Interest income	(64,673)	(49,302)	(133,484)
Share of profit of investments accounted for using the equity method	(57,654)	(572,035)	(916,754)
Gain on disposal of associates	(6,491)	—	—
Gain on forward contract	—	(37,154)	—
Interest expense	374,600	199,908	27,762
Foreign exchange loss/(gain)	49,771	81,139	(2,307)
Depreciation of property, plant and equipment	1,926,331	1,708,767	1,624,547
Depreciation of investment property	13,450	13,547	13,556
Amortisation of lease prepayments and other assets	347,144	322,647	244,157
Impairment loss on construction in progress	10,175	—	—
Impairment loss on property, plant and equipment	—	50,001	254,242
loss on disposal of property, plant and equipment-net	33,966	9,393	42,031
Government grant relating to disposal of property, plant and equipment	—	—	(15,000)
Share-based payment	—	22,702	18,004

Profit on operation before change of working capital	1,736,675	5,986,801	8,935,049

Decrease/(increase) in inventories	3,108,536	1,752,515	(1,981,285)
Decrease/(increase) in operation receivables	474,898	485,167	(483,169)
Increase/(decrease) in operation payables	1,255,221	(1,451,695)	665,616
Trade receivables being offset according to the offsetting master arrangements (Note 3.4)	(493,659)	(927,225)	(1,017,666)
Trade payables being offset according to the offsetting master arrangements (Note 3.4)	493,659	927,225	1,017,666
(Decrease)/increase in balances to related parties-net	(2,525,314)	(1,596,273)	1,342,846

Cash generated from operating activities	4,050,016	5,176,515	8,479,057

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

31	Cash generated from operations (continued)

In the statement of cash flows, proceeds from sale of property, plant and equipment comprise:

	2014	2015	2016
	RMB’000	RMB’000	RMB’000

Net book amount	58,428	26,268	37,133
Loss on disposal of property, plant and equipment-net	(33,966)	(9,393)	(42,031)
Government grant relating to disposal of property, plant and equipment	—	—	15,000
Increase in other payables	—	—	1,787

	24,462	(9,393)	(25,244)

Net proceeds from disposal of property, plant and equipment	24,462	16,875	11,889

32	Capital commitments

(a)	Capital commitments

	As at 31 December
	2015	2016
	RMB’000	RMB’000

Property, plant and equipment

Contracted but not provided for	39,814	5,300
Authorised but not contracted for	1,124,660	908,036

	1,164,474	913,336

(b)	Operating lease commitments – the Group as lessee

Except the lease agreement disclosed in the forgoing Note 29(h), the Group also entered into other various non-cancellable operating lease agreements. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	As at 31 December
	2015	2016
	RMB’000	RMB’000

No later than 1 year	4,576	60,125
Later than 1 year and no later than 2 years	510	54,438
Later than 2 year and no later than 3 years	227	384
Later than 3 years	3,453	3,207

	8,766	118,154

33	Subsequent event

A dividend in respect of the year ended 31 December 2016 of RMB 0.25 per share, amounting to a total dividend of RMB 2,700,000 thousands, was proposed by the Board of Directors on 27 April 2017.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

34	Balance sheet and reserve movement of the Company

	As at 31 December 2016	As at 31 December 2015	As at 1 January 2015
	RMB’000	RMB’000	RMB’000
		(Restatement)	(Restatement)

Assets

Non-current assets
Lease prepayments and other assets	623,455	694,171	947,859
Property, plant and equipment	13,191,911	14,039,077	15,151,067
Investment properties	413,943	402,581	412,647
Construction in progress	717,294	722,520	542,878
Investments in subsidiaries	1,445,620	1,445,620	1,445,620
Investments in associates and jointly controlled entities(b)	3,332,354	2,899,619	2,540,970
Deferred income tax assets	99,057	62,867	905,186

	19,823,634	20,266,455	21,946,227

Current assets
Inventories	5,374,425	3,955,550	5,465,293
Trade receivables	3,562	3,768	11,001
Bills receivable	1,097,011	679,084	991,722
Other receivables	49,841	13,394	14,469
Prepayments	157,771	86,481	85,458
Amounts due from related parties	1,226,943	1,040,889	879,114
Cash and cash equivalents	4,421,143	942,264	186,348

	12,330,696	6,721,430	7,633,405

Total assets	32,154,330	26,987,885	29,579,632

Equity and liabilities

Equity attributable to owners of the Company
Share capital	10,800,000	10,800,000	10,800,000
Reserves (a)(b)	13,778,226	8,737,101	5,491,339

Total equity	24,578,226	19,537,101	16,291,339

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

34	Balance sheet and reserve movement of the Company (Continued)

	As at 31 December 2016	As at 31 December 2015	As at 1 January 2015
	RMB’000	RMB’000	RMB’000
		(Restatement)	(Restatement)

Liabilities

Non-current liabilities
Borrowings	—	—	1,611,900
Deferred income	—	—	16,436

	—	—	1,628,336

Current liabilities
Borrowings	632,000	2,499,000	4,507,195
Advance from customers	431,134	891,760	1,908,818
Trade payables	801,804	428,994	490,790
Other payables	1,992,421	1,757,767	1,707,983
Amounts due to related parties	3,105,940	1,823,960	3,045,171
Income tax payable	612,805	49,303	—

	7,576,104	7,450,784	11,659,957

Total liabilities	7,576,104	7,450,784	13,288,293

Total equity and liabilities	32,154,330	26,987,885	29,579,632

The balance sheet of the Company was approved by the Board of Directors on 15 March 2017 and were signed on its behalf.

Wang Zhiqing	Gao Jinping
Chairman and General Manager	Director and Vice General Manager

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

34	Balance sheet and reserve movement of the Company (Continued)

(a)	Reserve movement of the Company

Reserves
RMB’000
(Restatement)

At 1 January 2015 (b)	5,491,339

Employees share option scheme	22,702
Net profit attributable to shareholders of the Company (b)	3,223,060

At 31 December 2015	8,737,101

At 1 January 2016	8,737,101

Employees share option scheme	18,004
Net profit attributable to shareholders of the Company	6,084,908
Other comprehensive income	18,213
Dividends proposed and approved	(1,080,000)

At 31 December 2016	13,778,226

(b)	Retrospective adjustments

As a result of adoption of the Amendment to IAS 27, the Company made retrospective adjustment on Investments in associates and jointly controlled entities and Reserves in separate financial statements (Note 2.1.1(a)).

A reconciliation of the Reserve in preceding year’s audited separate financial statements and the retrospective one in the comparative information of current year’s separate financial statements is as follows:

	Before retrospective adjustment	Adoption of the Amendment to IAS 27	After retrospective adjustment
	RMB’000	RMB’000	RMB’000

Balance at 1 January 2015	5,168,398	322,941	5,491,339

Net profit attributable to shareholders of the Company	2,864,411	358,649	3,223,060
Employees share option scheme	22,702	—	22,702

Balance at 31 December 2015	8,055,511	681,590	8,737,101

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

35	Benefits and interests of directors

(i)	Directors’ and chief executives’ emoluments:

	2014
	Salaries and other benefits	Retirement scheme contributions	Discretionary bonus	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Executive Directors
Wang Zhiqing	195	17	619	831
Gao Jingping	195	17	599	811
Ye Guohua	171	17	543	731
Jin Qiang (As vice president before June 2014, newly appointed as director in June 2014)	171	16	557	744
Guo Xiaojun (As vice president before June 2014, newly appointed as director in June 2014)	171	17	427	615
Li Honggen (Resigned as director and vice president in June 2014)	85	8	470	563
Zhang Jianping (Resigned as director and vice president in June 2014)	85	8	470	563

Independent non- executive directors
Jin Mingda	150	—	—	150
Cai Tingji	150	—	—	150
Jin Mingda	150	—	—	150

Supervisors
Zhang Jianbo	174	12	301	487
Zuo Qiang	111	13	274	398
Li Xiaoxia	115	14	244	373

	1,923	139	4,504	6,566

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

35	Benefits and interests of directors (Continued)

(i)	Directors’ and chief executives’ emoluments (Continued):

	2015
	Salaries and other benefits	Retirement scheme contributions	Discretionary bonus	Share option	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Executive Directors
Wang Zhiqing	197	18	463	293	971
Gao Jingping	197	18	463	293	971
Ye Guohua	173	18	405	252	848
Jin Qiang	173	17	469	252	911
Guo Xiaojun	173	18	397	252	840

Independent non- executive directors
Cai Tingji	150	—	—	—	150
Zhang Yiming	150	—	—	—	150
Liu Yunhong	150	—	—	—	150
Du Weifeng	150	—	—	—	150
Supervisors
Kuang Yuxiang (newly appointed as supervisor in April 2015)	129	14	146	—	289
Zhang Jianbo (Resigned as supervisor in March 2015	48	3	287	—	338
Zuo Qiang	105	14	281	—	400
Li Xiaoxia	115	14	246	—	375

	1,910	134	3,157	1,342	6,543

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

35	Benefits and interests of directors (Continued)

(i)	Directors’ and chief executives’ emoluments (Continued):

	2016
	Salaries and other benefits	Retirement scheme contributions	Discretionary bonus	Share option	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Executive Directors
Wang Zhiqing	199	18	564	250	1,031
Gao Jinping	199	18	563	250	1,030
Ye Guohua(resigned in January 2017)	175	18	490	215	898
Jin Qiang	239	18	490	215	962
Guo Xiaojun	175	18	484	215	892

Independent non- executive directors
Cai Tingji	150	—	—	—	150
Zhang Yiming	150	—	—	—	150
Liu Yunhong	150	—	—	—	150
Du Weifeng	150	—	—	—	150

Supervisors
Kuang Yuxiang (resigned in July 2017)	140	11	320	—	471
Zuo Qiang	120	15	295	—	430
Li Xiaoxia	119	14	259	—	392

	1,966	130	3,465	1,145	6,706

(ii)	Directors’ retirement benefits

No specific retirement benefits were paid to directors in respect of services in connection with the management of the affairs of the company or its subsidiary undertaking (2015 and 2014:Nil).

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