Form 20-F/A
period 2016-12-31
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
filed 2017-09-14
CIK 908732

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

Explanatory Note

This Amendment on Form 20-F/A (the “Amendment”) amends the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, as filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2017 (the “Original Filing”). The purpose of this Amendment is to respond to certain comments received from the staff of the Commission.

In addition, the Product Supply and Sales Services Framework Agreement with China Petroleum & Chemical Corporation and China Petrochemical Corporation (previously filed as Exhibit 4.1 of the Company’s 2013 annual report on Form 20-F), and the Comprehensive Services Framework Agreement with China Petroleum & Chemical Corporation (previously filed as Exhibit 4.2 of the Company’s 2013 annual report on Form 20-F) were renewed and extended with the new expiration date of December 31, 2019. Such agreements were refiled as Exhibit 4.1 and Exhibit 4.2 to this Amendment to reflect the new terms.

All information contained in this Amendment is as of the filing date of the Original Filing. This Amendment does not reflect events or transactions occurring after such filing date or modify or update those disclosures in the Original Filing that may have been affected by events or transactions occurring subsequent to such filing date. Accordingly, this Amendment should be read in conjunction with the Original Filing and any documents filed with or furnished to the Commission by us subsequent to April 27, 2017.

PART I

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

B. Liquidity and Capital Resources

Net cash used in financing activities

Our net cash used in financing activities was RMB2,637.2 million in 2016, while our net cash used in financing activities was RMB3,695.7 million in 2015. The decrease was primarily due to the decrease in repayments of borrowings to third parties of RMB25,521.7 million, the effect of which was partially offset by the decrease in proceeds from borrowings from third parties of RMB23,690.3 million from 2015 to 2016 as we reduced crude oil processing volume in 2016 due to weak customer demand for our petroleum products.

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

F. Contractual Obligations and Commercial Commitments

The following table sets forth our obligations to make future payments under contracts effective as of December 31, 2016.

		As of December 31, 2016/Payment Due by Period
	Total	Within 1 year or on demand	More than 1 year but within 2 years	More than 2 years but within 5 years	More than 5 years
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Contractual obligations
Short term borrowings	546,432	546,432	—	—	—
Long term borrowings	—	—	—	—	—
Operating lease	118,154	60,125	54,438	2,136	1,455
Total contractual obligations	664,586	606,557	54,438	2,136	1,455
Estimated future interest payments
Fixed rate	1,547	1,547	—	—	—
Variable rate	12,152	12,150	—	—	—
Total estimated future interest payments	13,699	13,699	—	—	—
Investment commitments
Capital contribution to Secco (Note 29(i))	111,263	—	—	111,263	—
Other commercial commitments
Capital commitments (Note 32)	913,336	—	—	913,336	—

Note: Capital commitments refer to commitments for purchase of property, plant and equipment.

1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F (as amended by this Amendment No. 1) and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F (as amended by this Amendment No. 1) on its behalf.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: September 14, 2017	/s/ WANG ZHIQING
Wang Zhiqing, President

2

Exhibit Index

No.	Exhibit

1.1

Translation of the amended and restated Articles of Association of Sinopec Shanghai Petrochemical Company Limited as approved in the First Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2017 on August 2, 2017 (incorporated by reference to our Form 6-K (File No.001-12158) filed with the Commission on August 3, 2017).

2.	Amended and Restated Deposit Agreement between Sinopec Shanghai Petrochemical Company Limited and The Bank of New York Mellon dated May 11, 2011(incorporated by reference to Exhibit 2 of our annual report on Form 20-F (File No. 001-12158) filed with the Commission on April 30, 2012).

4.1

Translation of the renewed Product Supply and Sales Services Framework Agreement among Sinopec Shanghai Petrochemical Company Limited, China Petroleum & Chemical Corporation and China Petrochemical Corporation as approved in the First Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2016 on October 18, 2016.

4.2

Translation of the renewed Comprehensive Services Framework Agreement between Sinopec Shanghai Petrochemical Company Limited and China Petrochemical Corporation as approved in the First Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2016 on October 18, 2016.

4.3	Translation of the Property Right Transaction Agreement with Sinopec Sales Company Limited as approved in the eighteenth meeting of the seventh session of the board of directors of Sinopec Shanghai Petrochemical Company Limited on December 5, 2013(incorporated by reference to Exhibit 4.3 of our annual report on Form 20-F (File No.001-12158) filed with the Commission on April 30, 2014).

4.4	English summary of principal terms of the Share Option Scheme as adopted at the second meeting of the eighth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited on August 15, 2014 (incorporated by reference to Appendix I of our Form 6-K (File No.1-12158) filed with the Commission on November 6, 2014).

8*	A list of subsidiaries of Sinopec Shanghai Petrochemical Company Limited.

12.1	Certification of President Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of President Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

*	Previously filed as an exhibit to our annual report on Form 20-F (File No. 001-12158) filed with the Commission on April 27, 2017.