Form 20-F
period 2017-12-31
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
filed 2018-04-27
CIK 908732

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Mr. Guo Xiaojun

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

7,319,176,600 domestic shares, par value RMB1.00 per Share

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are hereby identified as forward-looking statements for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words such as “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “predict,” “plan” and similar expressions are also intended to identify forward-looking statements. These forward-looking statements address, among others, such issues as:

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

We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to U.S. Dollars have been made at a rate of RMB6.5063 to U.S.$1.00, the noon buying rate on December 29, 2017 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We do not represent that Renminbi or U.S. dollar amounts could be converted into U.S. Dollars or Renminbi, as the case may be, at any particular rate.

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

References to our “domestic shares” are references to 7,319,176,600 domestic shares of the Company, par value RMB1.00 per share, which are ordinary shares held by Chinese investors.

References to our “H Shares” are references to our overseas-listed foreign ordinary shares, par value RMB1.00 per share, which are listed and traded on the Stock Exchange of Hong Kong Limited (“HKSE”) under the number “338.”

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

A. Selected Financial Data.

Our selected consolidated statements of operations data (except for ADS data) and cash flows data for each of the years ended December 31, 2015, 2016 and 2017 and our selected consolidated balance sheets data as of December 31, 2016 and 2017 are derived from our consolidated financial statements included in Item 18. Financial Statements. Our selected consolidated statements of operations data and cash flows data for the years ended December 31, 2013 and 2014 and our consolidated balance sheets data as of December 31, 2013, 2014 and 2015 are derived from our consolidated financial statements not included in this annual report. Our selected consolidated financial data should be read in conjunction with our consolidated financial statements, and the notes thereto, and Item 5. Operating and Financial Review and Prospects. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Selected Consolidated Financial Data

(RMB in millions, except per share and per ADS data)

	Year Ended December 31,
	2013 (RMB million)	2014 (RMB million)	2015 (RMB million)	2016 (RMB million)	2017 (RMB million)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA
Net sales:
Synthetic fibers	3,220.5	2,891.5	2,328.2	1,855.5	2,005.3
Resins and plastics	14,268.4	12,489.4	9,992.2	9,797.6	10,218.4
Intermediate petrochemicals	18,430.8	12,391.1	9,332.0	8,827.6	10,070.2
Petroleum products	57,419.8	49,259.5	30,802.0	24,002.6	32,400.6
Trading of petrochemical products	11,157.6	14,791.0	13,718.2	20,585.4	23,697.3
Others	1,006.0	902.6	864.6	867.8	826.5
Profit/(loss) from operations	2,192.3	(587.9)	3,908.9	6,777.9	6,401.9
Earnings/(loss) before income tax	2,444.7	(889.9)	4,237.2	7,778.3	7,852.9
Net income/(loss) attributable to owners of the Company	2,055.3	(692.2)	3,274.3	5,968.5	6,143.2
Net income attributable to non-controlling interests	10.2	16.5	36.1	13.0	11.0
Basic earnings/(loss) per share(RMB) (a) (b)	0.19	(0.064)	0.303	0.553	0.569
Basic earnings/(loss) per ADS(RMB) (c)	19.03	(6.41)	30.32	55.26	56.86

(a)	After the implementation of share capital increase from the capital reserve under the domestic share reform in December 2013, total number of shares increased from 7,200,000,000 to 10,800,000,000. See Item 4. Information on the Company – A. History and Development of the Company – Domestic Share Reform. The calculation of earnings per share is retrospectively restated based on the weighted average number of shares outstanding of 10,800,000,000 in 2013 as if these shares were in issue since January 1, 2013.
(b)	The Company exercised its Share Option Incentive Scheme for the first time in August 2017 and the total number of shares of the Company increased by 14,176, 600 shares upon exercise. See ITEM 6. Directors, Senior Management and Employees – E. Share Ownership – Share Option Incentive Scheme. Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year.
(c)	Earnings per ADS are calculated on the basis that one ADS is equivalent to 100 H Shares.

	Year Ended December 31,
	2013 (RMB million)	2014 (RMB million)	2015 (RMB million)	2016 (RMB million)	2017 (RMB million)
CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
Net cash generated from operating activities	5,098.5	3,662.4	4,932.8	7,181.8	7,060.8
Net cash used in investing activities	(629.2)	(910.1)	(439.0)	(189.9)	(2,400.7)
Net cash used in financing activities	(4,496.9)	(2,606.5)	(3,695.7)	(2,637.2)	(2,589.8)
Capital expenditure	(1,323.1)	(1,089.3)	(695.3)	(901.5)	(1,197.1)
Proceeds from borrowings	55,037.6	51,385.3	31,999.8	2,589.4	2,119.1
Repayments of borrowings	(59,155.9)	(53,444.5)	(35,684.7)	(4,113.0)	(2,059.4)

	As of December 31,
	2013 (RMB million)	2014 (RMB million)	2015 (RMB million)	2016 (RMB million)	2017 (RMB million)
CONSOLIDATED BALANCE SHEETS DATA
Current assets	14,486.0	9,510.4	8,144.0	14,875.9	19,866.1
Property, plant and equipment	16,669.5	15,541.6	14,383.3	13,474.3	12,866.4
Total assets	36,636.8	30,905.6	27,820.6	33,945.6	39,443.5
Short term borrowings (a)	7,094.0	4,078.2	2,070.0	546.4	606.2
Current liabilities	18,017.5	12,484.8	7,726.3	8,942.4	10,922.2
Long term borrowings (excluding current portion)	627.8	1,632.7	—	—	—
Total equity attributable to owners of the Company	17,732.5	16,500.3	19,797.3	24,722.0	28,230.2

(a)	Including corporate bonds and current portion of long term borrowings.

Dividends

The following table sets forth certain information concerning the dividends of the Company since January 1, 2013:

Dividend Period	Dividend per Share
January 1, 2013-December 31, 2013	RMB0.05 (U.S.$0.0081)
January 1, 2014-December 31, 2014	No dividend
January 1, 2015-December 31, 2015	RMB0.1 (U.S.$0.0154)
January 1, 2016-December 31, 2016	RMB0.25 (U.S.$0.036)
January 1, 2017-December 31, 2017	RMB0.30(U.S.$0.046) (a)

(a)	Pursuant to the resolution of the Board on March 20, 2018, the Company proposed cash dividend to all the shareholders, RMB0.3 per share (including tax). The proposal remains to be approved at our 2017 Annual General Meeting.

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

The following table sets forth the high and low noon buying rates between Renminbi and U.S. Dollars for each month during the previous six months and the most recent practicable date:

	Noon Buying Rate (1)
	High	Low
	(RMB per U.S.$)
October 2017	6.6533	6.5712
November 2017	6.6385	6.5967
December 2017	6.6210	6.5063
January 2018	6.5263	6.2841
February 2018	6.3471	6.2649
March 2018	6.3565	6.3093
April 2018 (ending as of April 20)	6.3045	6.2655

(1)	The exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2013, 2014, 2015, 2016 and 2017, calculated by averaging the noon buying rates on the last day of each month during the relevant year:

Average Noon Buying Rate(1)
(RMB per U.S.$)
2013	6.1412
2014	6.1701
2015	6.2869
2016	6.6549
2017	6.7350

(1)	The exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

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

Our operations may be adversely affected by the cyclical nature of the petroleum and petrochemical markets and by the volatility of prices of crude oil and petrochemical products.

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

We consume large amounts of crude oil to manufacture our products of which more than 95% is typically imported. In 2017, crude oil costs accounted for RMB32.90 billion, or 45.45% of our annual cost of sales. As a result, changes in crude oil prices can affect our profitability. In recent years, due to various reasons, the price of crude oil has fluctuated significantly. We cannot rule out the possibility of the occurrence of certain global emergencies which might disrupt our crude oil supply. We expect that the volatility and uncertainty of the prices of crude oil and petrochemical products will continue, and that increasing crude oil prices and declines in prices of petrochemical products may adversely affect our business and results of operations and financial condition.

Some of our major products are subject to government price controls, and we are not able to pass on all cost increases from rising crude oil prices through higher product prices.

We consume large amounts of crude oil to manufacture our products of which more than 95% is typically imported. We attempt to mitigate the effect of increased costs due to rising crude oil prices. However, our ability to pass on these increased costs to our customers is dependent on market conditions and government regulations. Given that the increase of the sales prices of our products may lag behind the increase of crude oil costs, we may fail to completely cover the increased costs by increasing our sales prices, particularly where government regulations restrict the prices of certain of our fuel products. In particular, gasoline, diesel and jet fuel, and liquefied petroleum gas are subject to government price controls at present. In 2015, 2016 and 2017 approximately 40.81%, 36.40% and 40.90% of our net sales were from such products subject to price controls. Although the current price-setting mechanism for refined petroleum products in China allows the Chinese government to adjust price in the PRC market when the average international crude oil price fluctuates beyond certain levels within a certain time period (see Item 4. Information on the Company – B. Business Overview – Product Pricing), the Chinese government still retains discretion as to whether or when to adjust the prices of the refined oil products. The Chinese government generally exercises certain price control over refined oil products once international crude oil prices experience a sustained rise or become significantly volatile. For instance, some of our fuel products are required to be sold to designated distributors (such as the subsidiaries of Sinopec Corp.). Because we cannot freely sell our fuel products to take advantage of opportunities for higher prices, we may not be able to fully cover increases in crude oil prices by increasing the sale prices of our products, which has had and will possibly continue to have a material adverse effect on our financial condition, results of operations and cash flows.

Our development and operation plans have significant capital expenditure and financing requirements, which are subject to a number of risks and uncertainties.

The petrochemical business is a capital intensive business. Our ability to maintain and increase our revenues, net income and cash flows depends upon continued capital spending. Our current business strategy contemplates capital expenditure for 2018 of approximately RMB1.2 billion (U.S.$184.4 million), which will be provided through financing activities and use of our own capital. Our actual capital expenditures may vary significantly from these planned amounts, subject to our ability to generate sufficient cash flows from operations, investments and other factors that may be beyond our control. In addition, there can be no assurance as to whether, or at what cost, our capital projects will be completed or the success of these projects if completed.

As of March 31, 2018, we had an aggregate outstanding indebtedness of approximately RMB1,065.2 million (U.S.$163.7 million). Most of our borrowings are with state-controlled banks in China and structured as short term debt obligations with payment due in one year or less. These banks have generally been willing to provide new short term loans while we pay off existing loans. Sinopec Corp., our controlling shareholder, did not provide any guarantee or credit support for our debt for the year ended December 31, 2017 and for the three months ended March 31, 2018.

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

Our business operations may be adversely affected by present or future environmental regulations.

We are subject to extensive environmental protection laws and regulations in China. These laws and regulations permit:

•	the imposition of pollution charge for the discharge of waste substances;

•	the levy of payments and fines for damages for serious environmental offenses;

•	the government to close down or suspend any facility which has caused or may cause environmental damages and require it to correct or stop operations causing environmental damages; and

•	litigations and liabilities arising from pollutions and damages to the environment and public interests.

Our production operations produce substantial amounts of waste materials (i.e., waste water, waste gas and waste residue). In addition, our production and operations require environmental related permits that are subject to renewal, modification and revocation. We were subject to various administrative penalties for violations of the relevant PRC environmental laws and regulations in the past years. See Item 4. Information of the Company – B. Business Overview – Environmental Protection. We have established a system to treat waste materials to prevent and reduce pollution. The Chinese government (including the local governments), however, has moved, and may move further, toward the adoption of more regulations and more stringent environmental standards. Chinese national or local authorities may also apply more rigorous enforcement of such regulations which would require us to incur additional expenditures on environmental matters.

If the Chinese government changes current regulations that allow us to make payments in foreign currencies, we may be unable to obtain the foreign currency necessary for our business.

The Renminbi currently is not a freely convertible currency. We receive most of our revenue in Renminbi. A portion of our Renminbi revenue must be converted into other currencies to meet our foreign currency needs, which include, among other things:

•	debt service costs on foreign currency-denominated debt;

•	purchases of imported equipment;

•	payment of any cash dividends declared in respect of the H shares and the ADSs; and

•	import of crude oil and other materials.

Under existing foreign exchange regulations in China, we may undertake current account foreign exchange transactions, including the payment of dividends, without prior approval from the State Administration of Foreign Exchange (“SAFE”) by producing commercial documents evidencing the foreign exchange transactions, provided that they are processed through Chinese banks licensed to engage in foreign exchange transactions. Foreign exchange transactions under the capital account (international revenues and expenditures that increase or decrease debt or equity, including principal payments in respect of foreign currency-denominated obligations) continue to be subject to limitations and require the prior approval of the SAFE. These limitations could affect our ability to obtain foreign exchange through debt financing, or to make capital expenditures in foreign currency. The Chinese government has stated publicly that it intends to eventually make the Renminbi freely convertible in the future. However, we cannot predict whether the PRC government will continue its existing foreign exchange policy and when the PRC government will allow free conversion of Renminbi.

If the Chinese government restricts our ability to make payments in foreign currency, we may be unable to obtain the foreign currency necessary for our business. In that case, our business may be materially adversely affected, and we may default on our obligations.

Change of currency policy and fluctuation of Renminbi might adversely affect our business and operating results.

The exchange rate between the Renminbi and the U.S. Dollar or other foreign currencies might fluctuate and be affected by the change in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China, or the PBOC, regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. However, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the RMB has started to slowly appreciate against the U.S. dollar, though there have been periods when the U.S. dollar has appreciated against the RMB. On August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. During 2016, the RMB depreciated by over 6.83% against the U.S. dollar. During 2017, the RMB appreciated by over 6.16% against the U.S. dollar. It is difficult to predict how long such appreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again. There remains significant international pressure on the PRC government to adopt a flexible currency policy.

A portion of our cash and cash equivalents is denominated in foreign currencies (mainly the U.S. Dollar). As of December 31, 2017, our bank deposits denominated in foreign currencies were equivalent to RMB247.5 million. The appreciation in the value of Renminbi against foreign currencies (including the U.S. Dollar) may cause a decrease in the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. In addition, the appreciation of Renminbi may harm the exports of our downstream manufacturers, thus adversely affecting the market demand for our products.

Although most of our revenue is denominated in Renminbi, most of our purchase of crude oil and some equipment and repayments of certain borrowings are made in foreign currencies. Any depreciation of the Renminbi would increase our cost and adversely affect our capacity of making profits. In addition, any depreciation of the Renminbi could adversely affect the value of the dividends of our H shares and ADSs, which we declare in Renminbi and pay in foreign currencies.

We are controlled by Sinopec Corp., whose interests may not be aligned with yours.

As of March 31, 2018, Sinopec Corp. owned 50.44% of our shares. Accordingly, it has voting and management control over us, and its interests may be different from the interests of our other shareholders. Subject to our Articles of Association and applicable laws and regulations, Sinopec Corp. will be in a position to cause us to declare dividends, determine the outcome of corporate actions requiring shareholder approval or effect corporate transactions without the approval of the holders of the H shares and ADSs. Any such increase in our dividend payout would reduce funds available for reinvestment in our business and any such actions or transactions could adversely affect us or our minority shareholders. Sinopec Corp. may also experience changes in its own business strategy and policies. Although we are not currently aware of any specific changes, they could, in turn, lead Sinopec Corp. to change its policies or practices toward us in ways that we cannot predict, with corresponding unpredictable consequences for our business. Additionally, Sinopec Corp. may leverage its controlling shareholder position to influence our decisions with regard to the manufacturing and operation, allocation of financial resources and appointment and removal of senior management members, which could adversely affect us or our minority shareholders.

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

We maintain a package of insurance coverage plan through Sinopec Group on our property, facilities and inventory. In addition, we maintain insurance policies for such assets as the engineering construction projects and products in transit with third-party commercial insurance companies. We carry a third party liability insurance with a coverage capped at RMB50 million in 2018 to cover claims, subject to deductibles, in respect of personal injury, property or environmental damage arising from accidents on our property or relating to our operations other than on our transportation vehicles. Our insurance coverage may not be sufficient to cover all the financial losses caused by operating hazards. Resulting losses required to be compensated or otherwise paid for by us due to such operating hazards that are not fully insured against may have a material adverse effect on our financial condition and results of operations.

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

We could face increasing competition in China.

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

Cyber attacks and security breaches may threaten the integrity of our intellectual property and other sensitive information and disrupt our business operations, which could adversely affect our reputation, business and financial position.

We face global cybersecurity threats, which may range from uncoordinated individual attempts to sophisticated and targeted measures directed at us. Cyber attacks and security breaches may include, but are not limited to, attempts to access information, computer viruses, denial of service and other electronic security breaches.

Although we have not experienced any material cybersecurity incidents in the past, we cannot assure you that we will not experience them in the future. Due to the evolving nature of cybersecurity threats, the scope and impact of any future incident cannot be predicted. While we continually work to safeguard our systems and mitigate potential risks, there is no assurance that such actions will be sufficient to prevent cyber attacks or security breaches that manipulate or improperly use our systems or networks, compromise confidential or otherwise protected information, destroy or corrupt data, or otherwise disrupt our operations. The occurrence of such events could negatively impact our reputation and our competitive position and could result in litigation with third parties, regulatory action, loss of business, potential liability and increased remediation costs, any of which could have an adverse effect on our financial condition and results of operations.

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

Our Articles of Association require holders of our H shares or ADSs having a claim against, or a dispute with, us, our directors, supervisors, executive officers or a holder of our domestic shares relating to any rights or obligations conferred or imposed by our Articles of Association, the PRC Company Law or other relevant Chinese laws or regulations relating to our affairs, to submit such claim or dispute to arbitration with the China International Economic and Trade Arbitration Commission or to the Hong Kong International Arbitration Center. Our Articles of Association further provide that any arbitration decisions with respect to such disputes or claims shall be final and binding on all parties. As a result, you will have no legal right to a court proceeding with respect to such disputes.

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

In December 2012, the SEC brought administrative proceedings against the Big Four accounting firms, including our independent registered public accounting firm, in China, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision, or Initial Decision, was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The accounting firms filed a petition for review of the Initial Decision to the SEC. On February 6, 2015, the Big Four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission (the “CSRC”). If future document productions fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. While we cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties such as suspensions or restarting the administrative proceedings, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from the New York Stock Exchange or the termination of the registration of our H shares under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

A. History and Development of the Company

General Information

We were established in the People’s Republic of China as a joint stock limited company under the PRC Company Law on June 29, 1993 as Shanghai Petrochemical Company Limited. On October 12, 2000, we changed our name to Sinopec Shanghai Petrochemical Company Limited. Our registered office is at No. 48 Jinyi Road, Jinshan District, Shanghai, China 200540. Our telephone number there is (86-21) 5794-1941.

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

B. Business Overview

We are one of the largest petrochemical companies in China based on 2017 net sales and ethylene production. Our highly integrated petrochemical complex processes crude oil into a broad range of products in four major product areas:

•	synthetic fibers,

•	resins and plastics,

•	intermediate petrochemicals, and

•	petroleum products.

Based on 2017 sales volumes, we are a leading Chinese producer of synthetic fibers and resins and plastic products. We believe that we are also a leading competitor in sales of petroleum products and intermediate petrochemicals in our regional markets.

Our net sales by business lines as a percentage of total net sales in each of 2015, 2016 and 2017 are summarized as follows:

Net Sales of RMB67,037.2 million in 2015

Synthetic fibers	3.47%
Resins and plastics	14.91%
Intermediate petrochemicals	13.92%
Petroleum products	45.95%
Trading of petrochemical products	20.46%
Others	1.29%

Total	100.00%

Net Sales of RMB65,936.5 million in 2016

Synthetic fibers	2.81%
Resins and plastics	14.86%
Intermediate petrochemicals	13.39%
Petroleum products	36.40%
Trading of petrochemical products	31.22%
Others	1.32%

Total	100.00%

Net Sales of RMB79,218.3 million in 2017

Synthetic fibers	2.53%
Resins and plastics	12.90%
Intermediate petrochemicals	12.71%
Petroleum products	40.90%
Trading of petrochemical products	29.91%
Others	1.05%

Total	100.00%

We derive a substantial portion of our revenues from customers in Eastern China (principally Shanghai and its six neighboring provinces), an area that has experienced economic growth above the national average in recent years. Shown by geographic region and exports, our net sales by business lines as a percentage of total net sales for each of 2015, 2016 and 2017 are as follows:

2015 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	88.42	11.58	0.00
Resins and plastics	88.59	11.41	0.00
Intermediate petrochemicals	95.60	1.51	2.89
Petroleum products	99.55	0.45	0.00
Trading of petrochemical products	46.33	23.94	29.73
Total net sales	88.67	6.26	5.07

2016 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	86.58	12.40	1.02
Resins and plastics	91.49	8.50	0.01
Intermediate petrochemicals	97.77	1.07	1.16
Petroleum products	90.98	9.02	0.00
Trading of petrochemical products	36.53	9.52	53.95
Total net sales	76.69	8.03	15.28

2017 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	88.07	11.93	0.00
Resins and plastics	92.75	7.25	0.00
Intermediate petrochemicals	96.52	2.25	1.23
Petroleum products	91.99	3.81	4.20
Trading of petrochemical products	40.86	47.49	11.65
Total net sales	92.68	7.13	0.19

Business Strategy

In 2018, we will continue our efforts to ensure high quality and effectiveness in our production. We will also endeavor to maintain the safety and environmental protection standards while realizing sustained promising operating results in 2018. We will seek to further deepen system optimization, lower costs and enhance efficiency in order to maintain our sustainable growth.

To achieve our business objectives in 2018, we will strive to fulfill the following goals:

•	Strengthening efforts in safety and environmental protection works

•	Strengthening the production and operation management

•	Intensifying the progress of system optimization and cost/expenditure reduction

•	Fostering project construction, technological advancement and information technology

•	Further enhancement of internal management

Principal Products

We produce four principal types of products with different specifications, including synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. We use many of the important petroleum products and intermediate petrochemicals we produce in producing our own downstream products.

The following table shows a comparison of the production volume and sales volume in 2016 and 2017 by our major products.

	Production			Sales
Products	2017 (10,000 tons)	2016 (10,000 tons)	Year-on-year change	2017 (10,000 tons)	2016 (10,000 tons)	Year-on-year change
Diesel Note 1	386.38	388.22	-0.47%	338.87	280.70	20.72%
Gasoline	316.61	287.87	9.98%	317.15	285.01	11.28%
Jet Fuel Note 1	157.41	159.83	-1.51%	75.13	55.91	34.38%
Paraxylene	63.29	67.06	-5.62%	41.32	46.60	-11.33%
Benzene Note 2	34.06	37.27	-8.61%	31.97	35.91	-10.97%
Ethylene Glycol	41.11	36.14	13.75%	29.34	24.37	20.39%
Ethylene Oxide	14.64	14.84	-1.35%	14.25	14.59	-2.33%
Ethylene Note 2	76.69	82.56	-7.11%	0.55	3.75	-85.33%
Polyethylene	47.13	53.10	-11.24%	46.25	53.51	-13.57%
Polypropylene	48.18	49.23	-2.13%	44.02	45.40	-3.04%
Polyester Pellet Note 2	41.26	41.56	-0.72%	31.52	29.83	5.67%
Acrylic	13.19	14.05	-6.12%	13.26	14.06	-5.69%
Polyester Staple	4.58	6.47	-29.21%	3.93	6.08	-35.36%

Notes: 1. Excludes sales volume on a sub-contract basis.

           2. The difference between production and sales are internal sales.

The above-mentioned sales volume and sales revenue do not include the trading of our petrochemical products.

The following table shows our 2017 net sales by major products as a percentage of total net sales together with the typical uses of these products.

Product	% of net sales	Typical Use
SYNTHETIC FIBERS
Polyester staple fiber	0.22%	Textiles and apparel
Acrylic staple fiber	2.11%	Cotton type fabrics, wool type fabrics
Others	0.20%
Sub-total	2.53%
RESINS AND PLASTICS
Polyester chips	2.57%	Polyester fibers, films and containers
Polypropylene pellets	5.36%	Films, ground sheeting, wire and cable compound and other injection molding products such as housewares and toys
Polypropylene pellets	4.38%	Films or sheets, injection molding products such as housewares, toys and household electrical appliances and automobile parts
Polyvinyl alcohol (“PVA”)	0.13%	PVA fibers, building coating materials and textile starch
Others	0.46%
Sub-total	12.90%

Product	% of net sales	Typical Use
INTERMEDIATE PETROCHEMICALS
Ethylene	0.06%	Feedstock for polyethylene, ethylene glycol, polyvinyl chloride and other intermediate petrochemicals which can be further processed into resins, plastics and synthetic fiber.
Ethylene oxide	1.45%	Intermediate products for the chemical and pharmaceutical industry, including dyes, detergents and adjuvant
Benzene	2.23%	Intermediate petrochemical products, styrene, plastics, explosives, dyes, detergents, epoxies and polyamide fiber
Paraxylene	2.93%	Intermediate petrochemicals and polyester
Butadiene	1.20%	Synthetic rubber and plastics
Ethylene glycol	2.26%	Fine chemicals
Others	2.58%
Sub-total	12.71%
PETROLEUM PRODUCTS
Gasoline	17.15%	Transportation fuels
Diesel	14.75%	Transportation fuels and agricultural machinery fuels
Jet Fuel	3.29%	Transportation fuels
Others	5.71%
Sub-total	40.90%
Trading of petrochemical products	29.91%
Others	1.05%

Total	100.00%

The following table provides a detailed description of our major products by industry segment, primary upstream raw materials, transport and storage method, primary downstream application fields and key price-influencing factors:

Product	Industry segment	Primary upstream raw material	Transport/storage method	Primary downstream application fields	Key price-influencing factors
Diesel	Petroleum products	Petroleum	Pipeline transportation and shipping/storage tank	Transportation fuel, agricultural machinery fuel	International crude oil price, government control

Gasoline	Petroleum products	Petroleum	Pipeline transportation and shipping/ storage tank	Transportation fuel	International crude oil price, government control

Jet Fuel	Petroleum products	Petroleum	Pipeline transportation and shipping/ storage tank	Transportation fuel	International crude oil price, supply-demand balance

PX	Intermediate petrochemicals	Naphtha	Road transportation/ storage tank	Intermediate petrochemical products and polyester	Raw material price, supply-demand balance

Product	Industry segment	Primary upstream raw material	Transport/storage method	Primary downstream application fields	Key price-influencing factors
Benzene	Intermediate petrochemicals	Naphtha	Road transportation, shipping, rail transportation/ storage tank	Intermediate petrochemical products, styrene, plastic, explosive, dye, detergent, epoxy resin, chinlon	International crude oil price, market supply-demand condition

Ethylene Glycol	Intermediate petrochemicals	Naphtha	Road transportation/ storage tank	Fine Chemicals engineering	International crude oil price, market supply-demand condition

Ethylene Oxide	Intermediate petrochemicals	Naphtha	Road transportation, pipeline transportation/ storage tank	Chemical and medical industry intermediate products, including dyes, detergents and auxiliary	International crude oil price, market supply-demand condition

Ethylene	Intermediate petrochemicals	Naphtha	Road transportation, pipeline transportation, shipping/storage tank	Polypropylene, ethylene glycol, polyvinyl chloride and other raw material for further processing of intermediate petrochemical products such as resins, plastics and synthetic fibers	International crude oil price, supply-demand balance

Polypropylene	Resins and plastics	Ethylene	Road transportation, shipping and rail transportation/ warehousing	Film, mulching film, cable insulation material and housewares, toys injection moulding products	Raw material price and market supply-demand condition

Polypropylene	Resins and plastics	Propylene	Road transportation, shipping and rail transportation/ warehousing	Film, mulching film, housewares, toys, household appliances and auto parts injection moulding products	Raw material price and market supply-demand condition

Polyester chips	Resins and plastics	PTA, ethylene glycol	Road transportation, shipping and rail transportation/ warehousing	Polyester fiber or film, container	Raw material price and market supply-demand condition

Acrylics	Synthetic fibers	Acrylonitrile	Road transportation, shipping and rail transportation/ warehousing	Simple spinning or blend with other material for texture or acrylic top	Raw material price and market supply-demand condition

Polyester	Synthetic fibers	Polyester	Road transportation, shipping and rail transportation/ warehousing	Texture, apparel	Raw material price and market supply-demand condition

Production Processes

The key component of the vertically integrated production facility of the Company is the ethylene facility producing ethylene and propylene and aromatics facility mainly producing paraxylene and benzene. Ethylene is the main raw material for the production of polyethylene and ethylene glycol, while ethylene glycol and PTA polymerization produces polyester. Propylene is the main raw material for the production of acrylics and polypropylene. The above-mentioned products all use crude oil as raw material and are processed through a series of petrochemical facilities. The chart below illustrates in brief the production processes of the Company.

Acetaldehyde
Ethanol facility intermediate processes
Intermediate processes
Acetate
Ethyl acetate (Discontinued)
Kerosene
Aviation fuel sweetening
Diesel hydrogenation facility
Polyethylene facility polymerization processes
Polyethylene
Polyvinylene alcohol facility intermediate processes
Polyethylene alcohol
VAC
Ethylene
Diesel
Ethylene Facility
Ethylene oxide/ Ethylene glycol
Ethylene glycol
EO.DEG
Acrylic fibre process facility
Acrylic top
Naphtha
Crude oil
Atmospheric-vacuum Distillation
Intermediate processes acrylics facility
Acrylonitrile
Acrylic fibre facility
Acrylic fibre
Propylene
C-4 distillation
C-5 distillation
Polypropylene facility polymerization processes
Polypropylene
Polypropylene fibre (discontinued)
Polypropylene fibre facility
1, 3-piperlene
Coarse Isoamylene
Hydrocracking gasoline
C-5 Separating facility
Isoamylene facility
Isoamylene
Isoprene
Linalool
Naphtha
Reforming gasoline hydrogens
Refined naphtha
Extraction
Butadiene
Polyester chip
Decompression Diesel
Naphtha
PTA
Polyester facility
Hydrocracking
Aromatics facility
Paraxylene
PTA facility
Residual Oil/asphalt
Aviation kerosene and liquefied petroleum gas
Benzene
Polyester melt/ Polyester chip
Filament spinning
Industrial filament
Polyester filament
Spinning facility
Polyester staple fibre
Catalytic propylene gasoline and
Acrylonitrile facility
Hydrogenated residue oil
Catalytic cracking facility
diesel
LPG Catalytic
C-4
Methyl Tertbutyl Ether (MTBE)
Methanol
Residual Oil combination facility
Delayed coking facility
Diesel
Coker gasoline
Coking coal (Petroleum coke)
Coker gas oil
Solvent deasphalting facility
Asphalt
De-asphalted Oil

Intermediate Petrochemicals

Ethylene – Ethylene is either directly processed into polypropylene resins or processed into other intermediate petrochemicals. The most important of these is MEG. MEG is a key ingredient in polyester. It is produced by oxidizing ethylene in the ethylene oxide /ethylene glycol unit. Ethylene is also used to produce vinyl acetate which is processed into PVA.

Propylene – Propylene is either processed directly into polypropylene resins or is further processed into other intermediate petrochemicals such as acrylonitrile, acetonitrile, hydroxyl acetonitrile and sodium cyanide. Acrylonitrile is used in producing acrylics.

Vacuum gas oil – VGO is passed through the hydrocracker, and the resulting heavy naphtha is fed into the aromatics plants to produce PX and benzene. PX is processed into PTA, one of the principal raw materials in producing polyester.

Resins and Plastics and Synthetic Fibers

We process our intermediate petrochemical products into five kinds of synthetic fiber raw materials: (1) polyester, (2) acrylonitrile, (3) polypropylene, (4) polyethylene, and (5) PVA. Each of these five products has its own production line or lines. We further process polyester and acrylonitrile into various types of synthetic fibers.

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

Polypropylene – We produce polypropylene resins by feeding propylene into a polymerization unit. Our fiber grade polypropylene resin is the main ingredient for polypropylene fiber production.

Polyethylene – We have three sets of units producing polypropylene, two of which produce low-density polyethylene (“LDPE”) using the kettle type process, and the other unit produces all density polypropylene products using the Borstar bimodal process.

PVA – PVA granules are produced from vinyl acetate, derived from ethylene.

Raw Materials

In 2017, we continued to strengthen our advantages in refining and chemical integration and leverage the strong adaptability of our refining plants to process more high-sulfur crude oil; we used a Process Industry Modeling System to determine the cost performance of crude oil to further improve the cost control of crude oil purchases; and the total volume of the top ten main types of oil purchased in the whole year of 2017 accounted for 100% of the total purchase of crude oil, and as a result of the increased concentration, the overall cost of crude oil we purchased reduced.

To enhance the overall profitability, we optimized our ethylene cracking stocks, adjusted and improved our natural gas and fuel gas structure, optimized our hydrogen system, reduced the emission and increased the efficiency of flare gas, increased the outputs of gasoline and aviation kerosene, and optimized naphtha, residual oil and wax oil processing lines. By reducing the output of paraxylene, we increased our supply of high-octane gasoline blending components to produce more gasoline. By substituting aviation kerosene hydrogenation for diesel hydrogenation and upgrading the quality of 3.3 million tons of diesel through hydrogenation, we further optimized the structure of our finished oil products, achieving a diesel to gasoline ratio of 1.22:1 for 2017. We strengthened our tracking of the margin contribution of our units, and continuously carried out daily profitability measurement for each product so as to promptly detect changes in profitability, quickly adjust the load and running schedule of our production units and afford priority to the production of products with high profitability and market demand.

Crude Oil

Crude oil is our primary raw material and the most significant raw material we purchase from outside sources. In 2017, crude oil accounted for approximately 45.45% of our total cost of sales. Accordingly, the supply and price of crude oil are key factors in determining our profitability.

Supply and Transportation – All crude oil required by us, whether from domestic or foreign sources, is purchased through the channels of Sinopec Corp. as an agent. During 2017, we did not experience any significant problems in obtaining sufficient crude oil to meet our production needs.

Sinopec Group is responsible for preparing an annual plan on demand and supply for crude oil and petroleum products that forms the basis of the Chinese government’s annual “balancing plan” which effectively dictates our planned volume of crude oil processing in each year. Likewise, under the “balancing plan,” some of our petroleum products are designated for sale to the subsidiaries of Sinopec Group or other designated customers at market prices and we must consult Sinopec Group to sell elsewhere.

We have received confirmation from Sinopec Corp. that it will purchase on our behalf 14.35 million tons of imported crude oil in 2018. Sinopec Corp. has further confirmed that, subject to China’s national crude oil policy and our actual production needs, it will continue to purchase on our behalf sufficient quantities and appropriate types of crude oil, including domestic offshore and imported crude oil, to satisfy our anticipated annual needs. We anticipate that we will fully utilize our supply of crude oil in 2018. We believe that the mix of crude oil feedstock currently available is satisfactory for our 2018 production capacity and targets. Additionally, as part of China’s commitment at its accession into WTO, certain non-state-owned enterprises have been granted an increasing amount of quota to import crude oil. Although we do not expect to obtain crude oil through this channel in the foreseeable future due to the current crude oil supply system, this may provide us with an alternative source of crude oil supply.

Crude Oil Mix – Our refining equipment is designed to process certain grades of crude oil. Therefore, the origin and quality of the crude oil available can be important to our business. We believe that as we have been significantly increasing usage of imported crude oil, we will continue to be able to obtain from the market such imported crude oil that is compatible with our refining equipment. The overall mix of foreign versus domestic crude oil we process in 2018 will depend on a variety of factors, including the amount of future supply of domestic offshore crude oil and the availability, price, quality, processing profitability and compatibility with our refining capabilities of imported crude oil. Provided there are no significant modifications to the existing channels of crude oil supply, we believe that sufficient supplies of crude oil will be available on the domestic or international markets for our 2018 production capacity and goals.

In 2017, our crude oil was sourced as follows:

Domestic offshore crude oil	0.97%
Imported crude oil	99.03%

Total:	100.00%

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

Pricing – The price of domestic crude oil shall apply the market –adjusted rate and the imported crude oil is generally sold to us at prevailing international market prices. The average cost of imported crude oil and domestic offshore crude oil in 2017 was RMB2,577.75 (U.S.$ 396.19) per ton and RMB2,969.06 (U.S.$456.34) per ton, respectively. In 2017, we processed 14.24 million tons of imported crude oil and 0.12 million tons of domestic offshore crude oil (including 1.61 million tons of crude oil processed on a sub-contract basis).

Until March 2001 the Chinese government implemented a unified pricing system for crude oil. Each month, the National Development and Reform Commission (“NDRC”) established an indicative price for each grade of domestic onshore crude oil based on comparable international market prices, inclusive of any duties that would have been imposed had the oil been imported. The actual price for domestic onshore oil would be such indicative price plus a surcharge. This surcharge was determined by China National Petroleum Corporation and Sinopec Group to reflect any transportation and other miscellaneous costs that would have been incurred in having the oil delivered to various refineries. Beginning March 2001, NDRC ceased publishing an indicative price. Instead, the indicative price for domestic onshore oil has been calculated and determined directly by China National Petroleum Corporation and Sinopec Group based on the principles and methods formerly applied by NDRC.

On January 13, 2016, NDRC issued the Circular on Several Issues on Further Improving the Pricing Mechanism of Refined Oil (Fa Gai Jia Ge [2016] No. 64) to adjust the existing refined oil pricing mechanism, which include, among other things, (i) setting a price floor of U.S.$40 for the downward adjustment of the crude refined oil. When the international crude oil price drops to U.S.$40 per barrel or below, i.e., the adjustment price floor, the refined oil price in China shall no longer be adjusted downwards; and (ii) creating a reserve for risks associated with the adjustment and control of oil prices. When the international crude oil price drops to U.S.$40 per barrel or below, all unadjusted amount shall be allocated to the reserve abovementioned for use for the purpose of energy saving or reduction of emission, improving the oil quality and securing a safe supply of oil.

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

In 2017, the world economy had shown strong recovery with accelerated growth of developed economies and overall growth rally of emerging and developing economies. Price of global commodity had steadily risen and international trade had picked up growth. In 2017, the average West Texas Intermediate crude oil price on the U.S. mercantile exchanges was U.S.$50.92/barrel, representing an increase of 17.44% from U.S.$ 43.36/barrel in 2016. In 2017, the average price of Brent crude oil on the London Intercontinental Exchange was U.S.$54.79/barrel, representing an increase of 22.99% from U.S.$ 44.55/barrel in 2016; and in 2017, the average price of crude oil in Dubai was U.S.$53.45/barrel, representing a decrease of 27.47% from U.S.$ 41.93/barrel in 2016.

For the year ended December 31, 2017 we processed a total of 14.4 million tons of crude oil (including 1.6 million tons of crude oil processed on a sub-contract basis), representing a slight increase of 50,000 tons, or 0.35%, over the previous year. Of the crude oil we processed in 2017, domestic offshore oil accounted for 0.12 million tons and imported crude oil accounted for 14.24 million tons. After the launching of the refinery revamping and expansion project as part of Phase 6 Project in 2012, we enhanced the adaptability of the crude oil and significantly improved the ability to process the relatively low-cost high-sulfur crude oil in 2017. The average unit cost of crude oil processed (by us) in 2017 was RMB2,581.35/ton (RMB1,979.58 /ton in 2016), representing an increase of 30.40% over the previous year. Our total cost of crude oil processed reached RMB32.90 billion in 2017, representing an increase of 41.89% as compared to RMB23.19 billion in 2016, which represented 45.45% of the total cost of sales.

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

We expect that our total requirement for coal to generate electricity in 2018 will be approximately 2.00 million tons. In 2017, we consumed approximately 1.98 million tons of coal, a decrease from 2016 of 2.01 million tons.

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

We purchase some ancillary raw materials from outside sources. These raw materials include natural gas, MX, methanol, ammonia, sodium hydroxide, sulfur, acetone, acrylonitrile, PTA, propylene and a variety of catalytic agents. In 2017, the total cost of these materials accounted for approximately 12.67% of our total cost of sales. We do not expect any difficulties in obtaining a supply of any of these ancillary raw materials in amounts sufficient to meet our needs in the foreseeable future.

Sales and Marketing

Distribution

The distribution of our fuel products is subject to government regulations. We are required to sell certain refined products to the subsidiaries of Sinopec Group or customers designated by Sinopec Group. Since the second half of 2005, Sinopec Group has executed reforms to its system of selling petrochemical products and implemented what it refers to as a “Five Consolidations” strategy featuring “consolidated marketing strategy, consolidated promotion, consolidated logistics optimization, consolidated sales and consolidated branding.” As a result, the sales of our major petrochemical products are now conducted in a consolidated manner by sales agents designated by Sinopec Group. However, we have the autonomy to decide on the distribution method of our other products in accordance with market conditions. The products we sold in 2017 that were subject to planned distribution by Sinopec Group, sales by agents and sales based on our own discretion accounted for 55.04%, 36.74% and 8.22%, respectively, of the total products we sold.

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

We use long term contracts to sell most of our products. We did not experience significant write-offs or defaults on our accounts receivable or other trading accounts in 2017. In general we managed to maintain a stable correlation between production and sales in 2017.

Product breakdown

Synthetic Fibers – In 2017, 31.2% of our synthetic fiber products were purchased by provincial and municipal government trading companies that act as intermediaries between us and end-users. No single customer accounted for more than 20% of our sales of synthetic fibers in 2017.

Resins and Plastics – In 2017, approximately 53.9% of our resins and plastics sales were to provincial and municipal government trading companies and approximately 46.1% were sold to industrial users. No single customer accounted for more than 5% of our sales of resins and plastics in 2017.

Intermediate Petrochemicals – We sell a variety of intermediate petrochemical products, among which the sale volume of petroleum benzene and paraxylene was relatively high in 2017. SECCO is the principal outside consumer of our petroleum benzene. In 2017, we sold 14.0 million tons of petroleum benzene to SECCO, representing 43.7% of our total 2017 production of such product.

Jiaxing Petrochemical Company Limited and Oriental Petrochemical (Shanghai) Corporation are the principal outside consumers of our paraxylene. In 2017, we sold 0.30 million tons and 0.11 million tons of paraxylene, representing 73.3% and 26.7% of our total 2017 production of such product, to Jiaxing Petrochemical Company Limited and Oriental Petrochemical (Shanghai) Corporation respectively, at prices mutually agreed upon by the relevant parties.

Petroleum Products – In 2017, our primary gasoline and diesel customer was Sinopec Huadong Sales Company Limited.

Trading of Petrochemical Products – In 2017, our largest trading customer for petrochemical products was Sinopec Chemical Commercial Holding Company Limited.

Major Suppliers and Customers

Our top five suppliers in 2017 were China International United Petroleum & Chemical Co., Ltd., Shanghai International Holding Co., Shengyuan Ji (Jiangsu) Industrial Co., Ltd., SECCO and Marubeni Corporation. Total procurement costs involving these five suppliers, which amounted to RMB44,667.0 million, accounted for 66.33% of our total procurement costs for the year. The procurement from the largest supplier amounted to RMB34,819.9 million, representing 51.71% of the total costs of purchases by our Group for the year.

Our top five customers in 2017 were East China Branch of Sinopec Sales Company Limited, Hengli Petrochemical (Dalian) Co., Ltd., SECCO, Hangzhou Huasu Industrial Co., Ltd., China International United Petroleum & Chemical Co. Ltd., total sales to these five customers amounted to RMB51,706.4 million, representing 56.19% of our total turnover for the year. Sales to our largest customer amounted to RMB39,804.0 million, representing 43.26% of our total revenue for the year.

To the knowledge of the Board, among the suppliers and customers listed above, none of the Directors or shareholders of the Company (and their respective close associates) had any interests in Shengyuan Ji (Jiangsu) Industrial Co., Ltd., Shanghai International Holding Co., Marubeni Corporation and Hengli Petrochemical (Dalian) Co., Ltd. and Hangzhou Huasu Industrial Co., Ltd.. China International United Petroleum & Chemical Co. Ltd. and East China Branch of Sinopec Sales Company Limited are subsidiaries of Sinopec Corp., the controlling shareholder of the Company. SECCO is a subsidiary of Sinopec Corp., and an associated company of us.

Product Pricing

Most of our products are permitted to be sold at market prices. However, four types of petroleum products (gasoline, diesel and jet fuel, and liquefied petroleum gas) that we sell are subject to varying degrees of government pricing control and are, accordingly, sold at prices set by the Chinese government, which may sometimes be below our costs. In 2015, 2016 and 2017, approximately 40.81%, 53.49% and 57.75% of our net sales, respectively, were from products subject to price controls. Price controls may apply to these products in various ways. Such price controls are sometimes applied exclusively to our products, exclusively to our competitors’ products or sometimes applied to neither our products nor our competitors’ products. The Chinese government has adopted changes to the pricing mechanism for domestic refined oil to be indirectly aligned with international crude oil prices in a controlled manner through use of certain formula(s).

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

Competition

We compete principally in the Chinese domestic market where 94.9% of our products in volume were sold in 2017. In addition, we believe the limitation in transportation infrastructure in China and the difficulties involved in transporting petrochemical products force petrochemical companies in China, including us, to compete primarily on a regional basis. In 2017, 92.7% of our net sales were made to customers in Eastern China.

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

Synthetic Fibers

In 2017, we had an approximate 0.44% share of total domestic polyester and acrylic consumption while imports had an approximate 1.18% share.

The following table summarizes the competitive position of our principal synthetic fibers according to domestic sales in 2017.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal domestic competitor’s share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Acrylic	16.4%	2	Jilin Province	29.7%	18.3%

Sources: Zhuochuang Information (www.chem99.com).

Resins and Plastics

In 2017, we had an approximate 2.93% share of total domestic resins and plastics consumption while imports had an approximate 25.13% share. The following table summarizes the competitive position of our principal resins and plastics products according to domestic sales in 2017.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Polyester chips	3.25%	3	Jiangsu Province	8.25%	1.39%
Polypropylene	1.81%	18	Guangdong Province	2.41%	44.83%
Polypropylene	2.19%	15	Guangdong Province	3.01%	14.34%

Sources: Zhuochuang Information (www.chem99.com).

Intermediate Petrochemicals

In 2017, we were one of the largest sellers of intermediate petrochemicals in China, holding an approximate 3.24% share of total domestic consumption, while imports had an approximate 26.68% share of domestic consumption. Ethylene glycol, paraxylene, benzene and butadiene are our major intermediate petrochemical products. In 2017, we were a major producer of ethylene glycol, paraxylene and benzene in China. The following table summarizes the competitive position of our principal intermediate petrochemicals according to domestic sales in 2017.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Ethylene glycol	2.85%	6	Zhejiang Province	3.93%	60.57%
Paraxylene	2.65%	13	Jiangsu Province	3.59%	60.56%
Benzene	3.09%	1	Zhejiang Province	2.25%	23.02%
Butadiene	3.27%	18	Zhejiang Province	5.27%	11.99%

Sources: Zhuochuang Information (www.chem99.com).

Petroleum Products

In 2017, we had an approximate 2.38% share of total domestic petroleum products market while imports had an approximate 6.09% share. Although we have one of the largest refining capabilities in China, we use most of our refining capacity to produce feedstock for our own downstream processing of petrochemical products.

The domestic markets for each of our major petroleum products are geographically concentrated because these markets tend to be highly localized with individual producers controlling a large share of the markets in their locality. In 2017, we sold approximately 92.68% of our petroleum products in Eastern China.

Investments

We established SECCO, a Sino-foreign equity joint venture, in late 2001 with BP and Sinopec Corp., primarily to build and operate a 900,000 ton Rated Capacity ethylene petrochemical manufacturing facility. SECCO completed construction and commenced its manufacturing operations in 2005. In 2009, SECCO had expanded the capacity of certain facilities to 1,090,000 tons of ethylene per annum. We own 20% of the equity interest of SECCO, while BP and Sinopec Corp. own 50% and 30% interests in SECCO, respectively. In October 2017, BP transferred its 50% equity interests in SECCO to a subsidiary of Sinopec Corp., Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd.. As a result of equity transfer, we, Sinopec Corp. and Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd. own 20%, 30% and 50% interests in SECCO, respectively, and SECCO was converted into a PRC domestic company. The registered capital of SECCO is RMB7,800,811,272.00, all of which had been fully contributed by the shareholders in accordance with their equity percentages in SECCO as of October 18, 2017.

In 2017, SECCO achieved a sales revenue of RMB29.18 billion (U.S.$4.48 billion), representing an increase of 22.67% from its sales revenue of RMB23.78 billion (U.S.$3.43 billion) in 2016. SECCO produced 1.25 million tons of ethylene in 2017, representing a slight decrease of 0.02 million tons over the previous year. SECCO had a net profit of RMB5.2 billion (U.S.$799.23 million) in 2017 , representing an increase of RMB1.4 billion (U.S.$218.40 million), or 38.13% over the previous year. The net profit was primarily because SECCO’s production facilities were operated safely and stably in 2017 and realized a high production/sale ratio.

Environmental Protection

We are subject to national and local environmental protection regulations, which currently impose a graduated schedule of fees for the discharge of waste substances, require the payment of fines for pollution and provide for the forced closure of any facility that fails to comply with orders requiring it to cease or cure certain environmentally damaging practices. We have established environmental protection systems which consist of pollution control facilities to treat certain of our waste materials and to safeguard against accidents. Because of the nature of our business, however, we store a significant amount of waste substances in the plants and discharge them into the environment after making such waste substances meet the discharge standards. During 2017, we were assessed a total of RMB109.3 million (U.S.$16.8 million) in fees for discharges of waste substances.

We were subject to various administrative penalties for its violations of the relevant PRC environmental laws and regulations in the past three years. In 2017, we were subject to 19 administrative penalties for violations of the relevant PRC environmental laws and regulations, with fines in a total of RMB3.3 million and ranging from RMB35,000 to RMB650,000.

We believe our environmental protection facilities and systems are adequate for the existing national and local environmental protection regulations. In 2017, we continued to carry out various energy-saving and emissions reduction measures in accordance with the relevant domestic energy conservation and emissions reduction requirements, and achieved all energy-saving and emissions reduction goals set by the Chinese government during the year.

During 2017, the Company’s overall level of energy consumption per RMB10,000 of product value was 0.769 ton of standard coal, decreased by 1.03% from the previous year. As compared with 2016, the total volume of chemical oxygen demand discharged was decreased 4.06%, while that of ammonia nitrogen, sulfur dioxide, nitrogen oxides and volatile organic compounds declined by 1.97%, 22.97%, 17.66% and 16.87%, respectively. At the same time, the compliance rate of waste water and waste gas emissions reached 100%, and all hazardous waste was disposed of properly at 100%. The average heat efficiency of heaters increased 0.14% to 92.54% due to the load reduction.

Insurance

We currently participate in a package of insurance coverage plan through Sinopec Group as its controlled subsidiary, which, as of December 31, 2017, was approximately RMB42.4 billion (U.S.$6.5 billion) on our property and facilities and approximately RMB1.9 billion (U.S.$0.29 billion) on our inventory. In addition, we maintain insurance policies for such assets as engineering construction projects and products in transit with third-party’s commercial insurance company. The Sinopec Group insurance coverage is compulsory and applies to all enterprises controlled by Sinopec Group, pursuant to guidelines of Sinopec Group which may not be legally enforceable against Sinopec Group. Thus, there are uncertainties under Chinese law as to what percentage insurance claims we may demand against Sinopec Group.

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

Cyber Security

With respect to our internal internet policies on cybersecurity, we have established an information safety management system and issued internal regulations on cybersecurity, internal hardware and data safety systems and we are gradually implementing measures relating to the office environment information safety management, information system access control, protection from any malicious software, and internal review and audit of information safety risks, in order to prevent loss of information due to cybersecurity incidents, network outages or hardware incidents. In 2017, we did not experience any material cybersecurity incidents or related losses.

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

Although the Chinese government is liberalizing its control over the petroleum and petrochemical industries in China, significant government regulations that limit the business strategies available to us remain. Central government agencies and their local or provincial level counterparts do not own or directly control our production plants. However, they exercise significant control over the petrochemical industry in areas such as pricing, production quotas, quality standards, allocation of raw materials and finished products, allocation of foreign exchange and Renminbi loans for capital construction projects. The Chinese government’s intentions with respect to the development objectives and policies for the petrochemical industry are stated as part of the Five Year Plans for National Economic and Social Development formulated every five years. These plans at both the national and Shanghai municipality level have identified the petrochemical industry as a “development industry.”

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

Business Operations Relating to Iran and other U.S. Sanctioned Countries

In 2017, we sourced a small amount of crude oil from Iran through a wholly-owned subsidiary of Sinopec Corp., our controlling shareholder, and such amount represented 3.56% of our total purchase volume of crude oil. Details of the purchase volume and purchase expenses are provided below:

	Volume (thousand tons)	% of total	Amount (RMB billion)	% of total
Iran	452.68	3.56	1.12	3.39
Others	12,268.79	96.44	31.94	96.61

Total	12,721.47	100.00	33.06	100.00

In addition, based on feedback to our inquiries to Sinopec Group, the controlling shareholder of Sinopec Corp., Sinopec Group, directly or indirectly, engaged in a small amount of business activities in Iran such as providing engineering support and designs. Sales revenue from these business activities accounted for 0.00001% of Sinopec Group’s total unaudited sales revenue in 2017. Sinopec Corp. engaged in a small amount of trading activities with an Iranian company with net profit of approximately U.S.$2.32 million in 2017.

We have no performance obligations under any contract to continue to purchase crude oil sourced from Iran in 2018.

C. Organizational Structure.

Our Subsidiaries

As of December 31, 2017, our significant subsidiaries are listed below. All of the subsidiaries named below are incorporated in China.

Subsidiary Name	Our owner ship interest	Our voting power
	(%)	(%)
Shanghai Petrochemical Investment Development Company Limited	100.00	100.00
China Jinshan Associated Trading Corporation	67.33	67.33
Shanghai Jinchang Engineering Plastics Company Limited	74.25	71.43
Shanghai Golden Phillips Petrochemical Company Limited	60.00	60.00
Zhejiang Jin Yong Acrylic Fiber Company Limited	75.00	75.00
Shanghai Jinshan Trading Corporation	67.33	67.33
Shanghai Golden Conti Petrochemical Company Limited	100.00	100.00

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

			Percentage of equity
Name of Company	Particulars of issued capital	Type of legal entity	Percentage of equity held by Sinopec Corp. and its subsidiary	Principal activities
	(millions)		(%)
China Petrochemical International Company Limited	RMB1,400	Limited company	100.00	Trading of petrochemical products
Sinopec Chemical Sales Company Limited	RMB1,000	Limited company	100.00	Trading of petrochemical products
Sinopec Marketing Co.	RMB28,403	Limited company	70.42	Marketing and distribution of refined petroleum products
Sinopec Yangzi Petrochemical Company Limited	RMB13,203	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited	RMB6,898	Limited company	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products

			Percentage of equity
Name of Company	Particulars of issued capital	Type of legal entity	Percentage of equity held by Sinopec Corp. and its subsidiary	Principal activities
	(millions)		(%)
Sinopec Shanghai Petrochemical Company Limited	RMB10,814	Limited company	50.44	Manufacturing of synthetic fibers, Resin and plastics, intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited	HK$248	Limited company	60.34	Trading of crude oil and petroleum products
Sinopec Yizheng Chemical Fiber Limited Liability Company	RMB4,000	Limited company	100.00	Production and sale of polyester chips and polyester fibers
Sinopec International Petroleum Exploration and Production Company Limited	RMB8,000	Limited company	100.00	Investment in exploration, development, production, sales of petroleum and natural gas and other areas
Sinopec Catalyst Company Limited	RMB1,500	Limited company	100.00	Production and sale of catalyst products
Sinopec Pipeline Storage & Transportation Company Limited	RMB12,000	Limited company	100.00	Pipeline storage and transportation of crude oil
Sinopec Qingdao Refining and Chemical Company Limited	RMB5,000	Limited company	85.00	Manufacturing of intermediate petrochemical products and petroleum products
China International United Petroleum & Chemical Company Limited	RMB3,000	Limited company	100.00	Trading of crude oil and petrochemical products
Sinopec Hainan Refining & Chemical Company Limited	RMB3,986	Limited company	75.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Overseas Investment Holding Limited	U.S.$1,638	Limited company	100.00	Overseas investment and management of equities
Sinopec Lubricant Company Limited	RMB3,374	Limited Company	100.00	Production and sale of lubricant products, lubricant base oil, and petrochemical materials
Sinopec Great Wall Energy and Chemical Company Limited	RMB22,761	Limited company	100.00	Coal chemical industry investment management, production and sale of coal chemical products
Sinopec Beihai Refining and Chemical Limited Liability Company	RMB5,294	Limited company	98.98	Import and processing of crude oil, production, storage and sales of petroleum and petrochemical products
Sinopec-SK(Wuhan) Petrochemical Company Ltd.	RMB6,270	Limited company	65.00	Production, sales, research and development of ethylene and downstream derivatives
Sinopec Qingdao Petrochemical Company Limited	RMB1,595	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Zhanjiang Dongxing Petrochemical Company Limited	RMB4,397	Limited company	75.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Shanghai Gaoqiao Petrochemical Company Limited	RMB10,000	Limited company	55.00	Manufacturing of intermediate petrochemical products and petroleum products
Shanghai SECCO Petrochemical Company Limited	RMB7,801	Limited company	67.60	Manufacturing and sales of petrochemical products

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

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for petroleum products and intermediate petrochemicals in 2017:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate (%)
Crude oil distillation units (2)	14,000,000	99.71
Hydrocracker (2)	3,000,000	92.30
Ethylene unit	700,000	107.29
*Aromatics units (2)	835,000	97.09
PTA unit	400,000	82.99
Ethylene oxide / ethylene glycol units (2)	525,000	87.19
Cracking and catalyzing	3,500,000	101.50
Delayed Coking (2)	2,200,000	96.71
**Diesel oil hydrogenation unit (3)	4,500,000	93.51
C5 segregation unit (2)	205,000	95.53

*	The No. 1 paraxylene unit (23.5 tons/year) ceased operating during 2017, and the average utilization rate was based on production of the No.2. paraxylene unit.
**	The upgrade for No.2 diesel oil hydrogenation unit (1.2 million tons/year) was completed at the end of 2016 and its capacity was increased to 650,000 tons/year.

Our two crude oil distillation units were designed and built in China. In 2017, the actual quantity of crude oil we processed was approximately 14.35 million tons. Our hydrocracker uses technology from United Oil Products Corporation of the United States. Our second ethylene unit uses technology from ABB Lummus Global Inc. of the United States. The aromatics unit uses technology from Universal Oil Products Corporation of the United States. The PTA unit uses technology from Mitsui Petrochemical Corporation of Japan. The ethylene oxide / ethylene glycol unit was constructed using technology from Scientific Design Corporation of the United States.

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for resins and plastics and synthetic fibers in 2017:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate (%)
*Polyester units (3)	550,000	91.33
***Polyester staple units (2)	158,000	95.60
Polyester filament units	21,000	87.12
Acrylic staple fiber units (3)	141,000	113.19
Polypropylene units (3)	408,000	96.88
Polypropylene units (3)	400,000	100.06
Vinyl acetate unit	86,100	93.27

*	The No.3 polyester unit (100,000 tons/year) ceased operating on September 1, 2013, and the average utilization rate was based on the production of No.1 and the No.2 polyester unit.
**	The No.1 polyester staple unit (4,000 tone/year) ceased operating during 2016.

Our polyester units use technology from Kanebo Corporation of Japan and E.I. Dupont DeNemours & Co. Inc. of the United States. The polyester staple units use technology from Teijin of Japan and Jima of Germany as well as Chinese technology. The polyester filament units use technology from Murata Manufacturing Company Limited and Teijin Corporation of Japan, Barmag AG of Germany and E.I. Dupont DeNemours & Co. Inc.. We produce polyethylene in three units; two LDPE units which use technology from Mitsubishi Petrochemical Corporation of Japan and BASF LDPE of Germany; and one high-density polypropylene unit uses the Borstar bimodal polyethylene technology from Northern European Chemical Engineering Company.

The acrylic fiber units were built domestically, based on a design of equipment which had been imported into China in the 1960s and that we substantially improved. In 1996, we acquired two additional acrylic fiber units which use technology from the Kawasaki Corporation of Japan. We produce polypropylene in three identical units using technology from Himont Corporation of Italy. The PVA unit uses technology acquired from Kuraray Corporation of Japan.

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

In 2017, we continued to place emphasis on QHSE by implementing a QHSE responsibility system at each level to strengthen the safety supervision at our operations and construction sites and to improve the QHSE-related performance appraisal. We believe these efforts have resulted in continued improvement in our safety and environmental protection practices. We did not encounter serious accidents involving production safety, environmental pollution or occupational poisoning in 2017. Among the 83 major indicators that measure technical and economic capacity, 41 exceeded those of the previous year while 17 reached advanced levels in our industry.

Transportation-Related Fixtures

Crude oil, our principal raw material, is transported by pipeline and oil tanker to a crude oil terminal wharf and storage tanks. Our products leave the factory by water, rail, road and pipeline. In 2017, approximately 88.7% of our products by sales volume were collected by customers from our premises, and we delivered the balance. Our major ethylene customer is supplied via a pipeline. Some of the products collected by customers were also transported using our facilities.

Wharfs

We own one chemical wharf at Jinshan with five berths of 2,000, 5,000, 8,000, 10,000 and 25,000 tons. We also own a connecting pipeline capable of loading up to approximately 1.4 million tons of chemical products annually onto ocean-going barges and ships. In 2017, products representing 26.6% of total sales volume were shipped from the wharf. We also have a facility to load ships and barges which use the region’s inland waterways. In 2017, products representing 1.5% of total sales volume were shipped from these facilities. We believe that we have a competitive advantage because a greater proportion of our products are shipped by water as opposed to rail and truck, which is subject to capacity constraints on China’s rail and highway networks. Additionally, we own facilities for receiving crude oil and coal at docks that we own and transporting such materials by pipeline or conveyor to our production facilities.

Rail

We own a railroad loading depot with an annual capacity of 500,000 tons. The depot provides access via a spur line to the national Chinese railway system. In 2017, products representing 0.24% of total sales volume were transported from the factory by rail. Our ability to transport products by rail is limited because of China’s overburdened railway system, the allocation of use of which remains strictly controlled by the Chinese government.

Capital Expansion Program

We have planned or started a number of other principal capital expansion projects. In 2015, 2016 and 2017, we invested RMB0.7 billion, RMB0.8 billion and RMB1.4 billion, respectively, in capital expansion projects. We expect that total investment in the projects described below will be approximately RMB1.2 billion in 2018.

Refining Capacity Expansion

In 2016, we launched No. 2 Diesel Hydrogenation Unit Reconstruction and Diesel Quality Upgrading Project so as to further improve the quality of oil product and perfect oil product structure. In 2017, we launched gasoline upgrade project involving an alkylation plant with a capacity of 300,000 tons/year, which is anticipated to complete in 2019.

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

To take advantage of our specialty in producing acrylics fiber and to improve our industrial structure and upgrade certain products, we plan to construct a carbon fiber project with a capacity of 1,500 tons/year. Sinopec Corp. approved the basic design for this project in December 2010; pile foundation construction was commenced in December 2010; civil engineering was commenced in February 2011 and one series of facilities under phase I were launched for trial operation in 2012. The construction of the second phase of the project was commenced in December 2017.

Upgrading Environmental Protection Facilities Projects

To enhance our capacity for sustainable development and response to the government requirements of environmental protection, we intend to increase our capital expenditures on a series of environmental projects, mainly including transformation project for “ultra clean discharge” work in cogeneration unit, transformation of No. 2 olefin cracking burner, environmental protection project for airtight decoking at delayed coking unit 2#, transformation project for the obscuration of burning storage areas of our thermoelectricity department. There projects are anticipated to finish in 2018.

TEM 4A.	UNRESOLVED STAFF COMMENTS.

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

General

You should read the following discussion and analysis in conjunction with our audited financial statements and our selected financial data, in each case, together with the accompanying notes included elsewhere in this annual report. Our audited financial statements have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board.

Critical Accounting Policies

The following discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during 2017. Our financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We based our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, our management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

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

Impairments for long-lived assets

Assets that have an indefinite useful life must be tested annually for impairment. Long term assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value. We use all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs. During the years ended December 31, 2015, 2016 and 2017, we recognized impairment charges on property, plant and equipment and other long-term assets of RMB50 million, RMB254.2 million and RMB118.2 million, respectively.

Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. We review the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets, taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. There were no significant changes in these estimates during the years ended December 31, 2015, 2016 and 2017.

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

Management assesses the realizability of our inventories based on the estimates of the net realizable value of the inventories at the end of each reporting period. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. We base the estimates on all available information, including the current market prices of the finished goods and raw materials and historical operating costs. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. If the actual selling prices were to be lower or the costs of completion were to be higher than the estimates, the actual allowance for diminution in value of inventories could be higher than estimated. In addition, management periodically reviews inventory aging information to assess if any obsolete inventories are required to be written down at the period end. Based on our assessments, we recorded write-down of inventories of RMB45 million, RMB76 million and RMB60 million, respectively, for the years ended December 31, 2015, 2016 and 2017. Barring unforeseeable changes that may occur to the current economic environment in either China or worldwide, our management does not anticipate encountering major difficulties with our attempt to realize by the end of 2018 the bulk of our inventories as of December 31, 2017 after deducting for diminution in values.

Recognition of deferred tax assets

There are many transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business. Significant judgment is required from us in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

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

In making the assessment of whether it is probable the Company will realize or utilize the deferred tax assets, we primarily rely on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilize the deferred tax assets recognized at December 31, 2017, the Company would need to generate future taxable income of at least RMB477 million.

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

In particular, we consume large amounts of crude oil to manufacture our products of which more than 95% is typically imported. We attempt to mitigate the effect of increased costs due to rising crude oil prices. However, our ability to pass on these increased costs to our customers is dependent on government regulations, among other factors. Given that the increase of the sales prices of our products can lag behind the increase of crude oil costs, we sometimes fail to completely cover the increased costs by increasing our sales prices, particularly where government regulations restrict the prices of certain of our fuel products such as gasoline, diesel and jet fuel, and liquefied petroleum gas. In 2015, 2016 and 2017, approximately 43.33%, 32.52% and 35.25% of our net sales were from such products subject to price controls. Although the current price-setting mechanism for refined petroleum products in China allows the Chinese government to adjust price in the PRC market when the average international crude oil price fluctuates beyond certain levels within a certain time period (see Item 4. Information on the Company – B. Business Overview – Product Pricing), the Chinese government still retains discretion as to whether or when to adjust the prices of the refined oil products. The Chinese government generally exercises certain price control over refined oil products once international crude oil prices experience a sustained rise or become significantly volatile. Moreover, the Chinese government controls the distribution of many fuel products in China. For instance, some of our fuel products are required to be sold to designated distributors (such as the subsidiaries of Sinopec Corp.). Because we cannot freely sell our fuel products to take advantage of opportunities for higher prices, we may not be able to fully cover increases in crude oil prices by increases in the sale prices of our products, which has had and will continue to have a material adverse effect on our financial condition, results of operations and cash flows.

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

Summary

The following table sets forth our sales volumes and net sales for the years indicated:

	Year ended December 31,
	2015			2016			2017
	Sales Volume (‘000 tons)	Net Sales (RMB million)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (RMB million)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (RMB million)	% of Total Net Sales
Synthetic fibers	222.2	2,328.2	3.5	202.1	1,855.5	2.8	172.6	2,005.3	2.5
Resins and plastics	1,316.0	9,992.2	14.9	1,341.7	9,797.6	14.9	1,262.4	10,218.4	12.9
Intermediate petrochemicals	2,162.1	9,332.0	13.9	2,055.7	8,827.6	13.4	1,938.5	10,070.2	12.7
Petroleum products	9,268.9	30,802.0	45.9	8,097.9	24,002.6	36.4	9,233.5	32,400.6	40.9
Trading of petrochemical products	—	13,718.2	20.5	—	20,585.4	31.2	—	23,697.3	29.9
Others	—	864.6	1.3	—	867.8	1.3	—	826.5	1.1

Total	12,969.2	67,037.2	100.0	11,697.4	65,936.5	100.0	12,607.0	79,218.3	100.0

The following table sets forth a summary statement of our consolidated statements of operations for the years indicated:

	Year ended December 31,
	2015		2016		2017
	RMB million	% of Net sales	RMB million	% of Net sales	RMB million	% of Net sales
Synthetic fibers
Net sales	2,328.2	3.5	1,855.5	2.8	2,005.3	2.5
Operating expenses	(2,684.6)	(4.0)	(2,466.4)	(3.7)	(2,480.6)	(3.1)
Segment loss	(356.4)	(0.5)	(608.9)	(0.9)	(475.3)	(0.6)
Resins and plastics
Net sales	9,992.2	14.9	9,797.6	14.9	10,218.4	12.9
Operating expenses	(8,773.6)	(13.1)	(8,160.0)	(12.4)	(8,862.5)	(11.2)
Segment profit	1,218.6	1.8	1,637.6	2.5	1,355.9	1.7
Intermediate petrochemicals
Net sales	9,332.0	13.9	8,827.6	13.4	10,070.2	12.7
Operating expenses	(8,375.2)	(12.5)	(7,017.6)	(10.6)	(7,864.1)	(9.9)
Segment profit	956.8	1.4	1,810.0	2.7	2,206.1	2.8
Petroleum products

	Year ended December 31,
	2015		2016		2017
	RMB million	% of Net sales	RMB million	% of Net sales	RMB million	% of Net sales
Net sales	30,802.0	45.9	24,002.6	36.4	32,400.6	40.9
Operating expenses	(28,939.7)	(43.1)	(20,189.6)	(30.6)	(29,280.6)	(37.0)
Segment profit	1,862.3	2.8	3,813.0	5.8	3,120.0	3.9
Trading of petrochemical products
Net sales	13,718.2	20.5	20,585.4	31.2	23,697.3	29.9
Operating expenses	(13,703.0)	(20.5)	(20,534.2)	(31.1)	(23,636.7)	(29.8)
Segment profit	15.2	0.0	51.2	0.1	60.6	0.1
Others
Net sales	864.6	1.3	867.8	1.3	826.5	1.1
Operating expenses	(652.2)	(1.0)	(792.8)	(1.2)	(691.9)	0.9
Segment profit	212.4	0.3	75.0	0.1	134.6	0.2
Total
Net sales	67,037.2	100.0	65,936.5	100.0	79,218.3	100.0
Operating expenses	(63,128.3)	(94.2)	(59,158.6)	(89.7)	(72,816.4)	(91.9)
Profit from operations	3,908.9	5.8	6,777.9	10.3	6,401.9	8.1
Net financing (costs)/income	(243.8)	(0.4)	83.7	0.1	207.3	0.3
Investment income	—	—	—	—	—	—
Share of profit of associates and jointly controlled entities	572.1	0.9	916.8	1.4	1,243.7	1.6
Earnings before income tax	4,237.2	6.3	7,778.3	11.8	7,852.9	10.0
Income tax	(926.8)	(1.4)	(1,796.8)	(2.7)	(1,698.7)	(2.2)
Net income	3,310.4	4.9	5,981.5	9.1	6,154.2	7.8
Attributable to:
Equity shareholders of the Company	3,274.3	4.8	5,968.5	9.1	6,143.2	7.8
Non-controlling interests	36.1	0.1	13.0	0.0	11.0	0.0
Net income	3,310.4	4.9	5,981.5	9.1	6,154.2	7.8

Net sales represent sales revenue of the respective segments after sales taxes and surcharges. Operating expenses here represent cost of sales, selling and administrative expenses and other operating expenses /income, as allocated to respective segments. This definition is only applicable for the financial review.

A. Results of Operations

In 2017, the world economy had shown strong recovery with accelerated growth of developed economies and overall growth rally of emerging and developing economies. Price of global commodity had steadily risen and international trade had picked up growth. The world economy has grown at a higher rate than in 2016. China had pushed forward supply-side structural reform to continue to release economic vitality, power and potential, which achieved national economy in stable state with good momentum and annual GDP (gross domestic product) growth of 6.9% that was better than expectation. China’s petrochemical industry was operated in stable trend with good momentum with basically steady production, overall stable market demands, risen product price and improved industrial efficiency.

In 2017, centered on overall efficiency and profits of the Company, we made great efforts to seize the favorable market situation and actively carried out safety and environmental protection, optimizing operation, market development and cost reduction, which achieved good results in production and operation and created a high level of economic benefits in history.

Year ended December 31, 2017 compared with year ended December 31, 2016

Net sales

In 2017, our net sales amounted to RMB79,218.3 million, increased by 20.14 % compared with 2016. The increase was primarily due to the increase in weighted average sales price of our petroleum and petrochemical products, among which, the weighted average prices (exclude tax) of our synthetic fibers, resins and plastics, intermediate petrochemical products and petroleum products increased by 26.60%, 10.85%, 20.97% and 18.39% over the previous year, respectively. The total volume of our products was 12.6 million tons in 2017, representing an increase of 7.7% over the previous year. Our production/sale ratio was 99.80%, and the trade receivables recovery rate was 100%. Our total amount of sales from export was RMB13.85 billion, increased by 16.33 % compared with 2016.

(i) Synthetic fibers

In 2017, our net sales for synthetic fibers amounted to RMB2,005.3 million, representing an increase of 8.07% compared to RMB1,855.5 million in 2016. The increase was primarily due to the increase in price of synthetic fibers, driven by the increase in cost of raw materials. The continued sluggish downstream demand and under-performing initiatives in raw material procurement yet led to a drop in sales volume. Sales volume for synthetic fibers fell by 14.60% compared with the previous year, while weighted average sales price rose 26.60%. In particular, the weighted average sales price of acrylic fiber, the main product of our synthetic fibers, increased by 17.13%, and the weighted average sales price of polyester fiber increased by 21.75% over the previous year. Sales of acrylic fiber and polyester fiber accounted for 83.52% and 8.57% of the total sales of synthetic fibers, respectively.

The net sales of synthetic fiber products accounted for 2.5% of the total net sales in 2017, representing a decrease of 0.3% as compared to the previous year.

(ii) Resins and plastics

The net sales of resins and plastics amounted to RMB10,218.4 million in 2017, representing an increase of 4.30% as compared to RMB9,797.6 million in 2016. The increase in net sales was mainly attributable to the increase in unit price of resin and plastics, driven by the increase in the costs of raw materials. Due to the lower demand in the downstream market, the sales volume of resins and plastics decreased 5.91% as compared to the previous year, while the weighted average sales price rose by 10.84%. In particular, the weighted average sales price of polyethylene, polypropylene and polyester pellet increased by 11.58%, 7.61% and 15.52%, respectively. Sales of polyethylene, polypropylene and polyester pellet accounted for 32.58%, 33.97% and 19.90% of the total sales of resins and plastics, respectively.

The net sales of resins and plastics accounted for 12.9% of total net sales in 2017, representing a decrease of 2.0% as compared to the previous year.

(iii) Intermediate petrochemicals

The net sales of intermediate petrochemical products amounted to RMB10,070.2 million in 2017, representing an increase of 14.08% as compared to RMB8,827.6 million in 2016. This was mainly due to the increase in unit price of intermediate petrochemical products resulted from the increase in costs of raw materials. The weighted average sales price increased 20.97% as compared to the previous year. The sales volume decreased 5.7% as compared to the previous year due to the decreased downstream demand. The two factors together drove an increase in net sales. Sales of paraxylene, butadiene, ethylene oxide, benzene and glycol accounted for 23.04%, 9.48%, 11.41%, 17.51% and 17.75% of the total sales of intermediate petrochemical products, respectively.

The net sales of intermediate petrochemicals accounted for 12.7% of the total net sales in 2017, representing a decrease of 0.7% as compared to the previous year.

(iv) Petroleum products

The net sales of petroleum products amounted to RMB32,400.6 million in 2017, representing an increase of 34.99% as compared to RMB24,002.6 million in 2016, which was mainly attributable to the increase in prices of refined oil in China driven by the increase in the global crude oil unit price. The weighted average sales price of major products increased by 18.39%, while sales volume increased by 14.02% as compared to the previous year.

The net sales of petroleum products accounted for 40.9% of the total net sales in 2017, representing an increase of 4.5% as compared to the previous year.

(v) Trading of petrochemical products

The net sales of the trading of petroleum products amounted to RMB23,697.3 million in 2017, representing an increase of 15.12% as compared to RMB20,585.4 million in 2016. The increase is mainly due to the significant growth in sales of Shanghai Jinmao International Trading Company Limited, a subsidiary of the Company, during 2017.

The net sales of trading of petrochemical products accounted for 29.9% of the total net sales in 2017, representing a decrease of 1.3% as compared to the previous year.

(vi) Others

The net sales of others amounted to RMB826.5 million in 2017, representing a decrease of 4.76% as compared to RMB867.8 million in the previous year. This decrease in net sales was mainly due to the decrease in sales of processing business during 2017.

The net sales of others accounted for 1.1% of our total net sales in 2017, representing a decrease of 0.2% as compared to the previous year.

Cost of sales and operating expenses

Our cost of sales and operating expenses are comprised of cost of sales, selling and administrative expenses, other operating income, other operating expenses and other gains/(losses)-net.

Our cost of sales and operating expenses increased from RMB59,158.6 million in 2016 to RMB72,816.4 million in 2017. Our cost of sales and operating expenses of synthetic fibers, resins and plastics, intermediate petrochemicals, petroleum products, trading of petrochemical products and others were RMB2,480.6 million, RMB8,862.5 million, RMB7,864.1 million, RMB29,280.6 million, RMB23,636.7 million and RMB691.9 million, representing increases of 0.66%, 8.61%, 12.06%, 45.03%, 15.11%, and a decrease of 12.73% as compared to the previous year, respectively as compared to the previous year, respectively. Such increases were primarily due to the increase in cost of raw materials driven by the growth in world crude oil unit price, which substantially increased the cost of sales.

•	Cost of sales

Our cost of sales amounted to RMB72,398.3 million in 2017, increased by 23.27% from RMB58,731.7 million in 2016. Cost of sales accounted for 91.39% of net sales for 2017. The increase in cost of sales was primarily due to the increase in crude oil price in 2017.

•	Selling and administrative expenses

Our selling and administrative expenses amounted to RMB535.3 million in 2017, representing a decrease of 1.98% as compared to RMB546.1 million in the previous year, mainly due to termination of overhead charge of the riverway from April 2017, resulting in a decrease in administrative expenses.

•	Other operating income

Our other operating income amounted to RMB119.0 million in 2017, representing a decrease of 39.69% as compared to RMB197.3 million in the previous year. The significant decrease in other operating income was because the headquarter of the Company did not receive additional refunds of local education fees in Jinshan District, resulting in a decrease of RMB80 million compared with 2016 in government subsidy that was included in other business income.

•	Other operating expenses

Our other operating expenses were RMB21.4 million in 2017, representing a decrease of RMB2.9 million as compared to RMB24.3 million in the previous year.

•	Other gains/(losses)-net

Our other gains – net amounted to RMB19.5 million in 2017, representing an increase of RMB73.4 million as compared to other losses – net of RMB53.9 million in the previous year. The significant increase in other gains/(losses)-net was primarily due to the net gain on foreign exchange of RMB35.6 million and the decrease of net loss on disposal of property, plant and equipment of RMB29.0 million in 2017.

Profits/(losses) from operations

Our profit from operations amounted to RMB6,401.9 million in 2017, representing a decrease of RMB376.0 million as compared to RMB6,777.9 million in the previous year. In 2017, there was an increase in costs for all segments generally as compared with those in last year as a result of the increase in average annual price of international crude oil. Despite the subsequent increase in unit price of finished products, the unit purchase price of raw materials increased to a larger extent than the unit price of finished products due to the impact brought by the production cycle and demand of downstream market, leading to a slight fall in profit from operations as compared to last year.

(i) Synthetic fibers

Loss from operations of synthetic fibers amounted to RMB475.3 million in 2017, representing a decrease of RMB133.6 million in loss as compared to loss of RMB608.9 million in the previous year. The decrease in loss was primarily due to a 14.63% decrease in the sales volume of synthetic fibers this year compared to the previous year, resulting in a reduction in losses of synthetic fibers this year.

(ii) Resins and plastics

Profit from operations of resins and plastics amounted to RMB1,355.9 million in 2017, representing a decrease of RMB281.7 million as compared to RMB1,637.6 million in the previous year. The decrease in operating profit was mainly attributable to the significant increase in costs of raw materials driven by the increase in world crude oil price. The significant price increase in polyethylene and polypropylene and a 4.30% increase in net sales of resins and plastics led to an 8.61% increase in cost of sales and expenses for the period.

(iii) Intermediate petrochemicals

Profit from operations of intermediate petrochemical products amounted to RMB2,206.1 million in 2017, representing an increase of RMB396.1 million as compared to RMB1,810.0 million in the previous year. The increase was mainly attributable to an increase of RMB1,242.6 million in net sales of intermediate petrochemicals, while the cost of sales and expenses for the same period rose by RMB846.5 million, leading to a profit growth as compared to the previous year.

(iv) Petroleum products

Profit from operations of petroleum products amounted to RMB3,120.0 million in 2017, representing a decrease of RMB693.0 million as compared to RMB3,813.0 million in the previous year. The decrease was mainly attributable to the increase of RMB9,091.0 million in cost of sales and expenses, while the net sales of petroleum products increased RMB8,398.0 million, which resulted in a lower profit during the year..

(v) Trading of petrochemical products

Profit from operations of trading of petrochemical products amounted to RMB60.6 million in 2017, representing an increase of RMB9.4 million as compared to RMB51.2 million in the previous year. The increase was mainly attributable to an increase of RMB3,111.9 million in net sales of the trading business, while the cost of sales and expenses for the same period was up by RMB3,102.5 million, leading to a higher profit as compared to the previous year.

(vi) Others

Profit from operations of others amounted to RMB134.6 million in 2017, representing an increase of 79.47% as compared to RMB75.0 million in the previous year. The increase in profit was mainly attributable to a decrease of RMB41.3 million in net sales of other products, while cost of sales and expenses for the same period decreased by RMB100.9 million, which led to a growth in profit as compared to the previous year.

Net financing income/costs

Our net financing costs were RMB207.3 million in 2017, representing an increase of RMB123.6 million as compared to the net financing costs of RMB83.7 million in the previous year. The increase was mainly due to a significant increase in our bank deposits during 2017, which in turn drove an increase of RMB131.1 million in interest income. In addition, interest expenses increased from RMB53.6 million in 2016 to RMB61.0 million in 2017.

Profit before income tax

Our profit before taxation was RMB7,852.9 million in 2017, representing an increase of RMB74.6 million, or 1.0% as compared to the profit before taxation of RMB7,778.3 million in the previous year. The increase was mainly due to an increase in our share of profit of associates and jointly controlled entities as a result of the good performance achieved by our associates and jointly controlled entities in 2017.

Income tax

Our income tax expenses amounted to RMB1,698.7 million in 2017, representing a decrease of RMB98.1 million as compared to RMB1,796.8 million in the previous year. The decrease was primarily attributable to the tax impact of tax-free investment income generated by us amounted to RMB307.5 million, which increased by RMB81.7million from RMB225.8 million in the previous year. As a result, the income tax payable by the Company for the current period decreased accordingly.

In accordance with the PRC Enterprise Income Tax Law (amended) which took effect from 1 January 2008, the income tax rate of the Company in 2017 was 25% (2016:25%). However, the effective rate for income tax was 21.63% in 2017, compared to 23.10% in 2016. The relatively low effective income tax rate in 2017 was mainly because that share profit of investments accounted for using the equity method amounted to RMB1,243.7 million in 2017, representing an increase of RMB329.6 million as compared to RMB916.8 million in 2016.

Net income

Our net income was RMB6,154.2 million in 2017, representing an increase of RMB172.7 million, or 80.7%, as compared to RMB5,981.5 million in 2016.

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

Operating expenses

Our operating expenses are comprised of cost of sales, selling and administrative expenses, other operating income, other operating expenses and other (losses)/gains-net.

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

Profits/(losses) from operations

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

In accordance with the PRC Enterprise Income Tax Law (amended) which took effect from 1 January 2008, the income tax rate of the Company in 2016 was 25% (2015:25%). Our effective income tax rate was 23.10% in 2016, as compared to 21.87% in 2015. The relatively high effective income tax rate in 2016 was mainly due to the ratio of the share profit of investments accounted for using the equity method to profit before taxation is 11.61% in 2016, representing a decrease of 1.65% compared with 13.26% in 2015.

Net income

Our net income was RMB5,981.5 million in 2016, representing an increase of RMB2,671.1 million, or 80.7%, as compared to RMB3,310.4 million in 2015.

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

The following table sets forth a condensed summary of our consolidated statement of cash flows for the years ended December 31, 2015, 2016 and 2017.

	Year Ended December 31,
Cash flow data	2015	2016	2017
	(RMB million)
Net cash generated from operating activities	4,932.8	7,181.8	7,060.8
Net cash used in investing activities	439.0	189.9	2,400.7
Net cash used in financing activities	3,695.7	2,637.2	2,589.8
Net increase in cash and cash equivalents	798.0	4,354.7	2,070.3

Net cash generated from operating activities

The net cash generated from operating activities amounted to RMB7,060.8 million in 2017, representing a decrease in cash inflows of RMB121.0 million as compared to the net cash inflows of RMB7,181.8 million in 2016. We recorded profit from operation in 2017, cash inflows from operation amounted to RMB8,784.5 million, representing an increase of RMB305.4 million as compared with cash inflows of RMB8,479.1 million in 2016. We paid RMB1,706.0 million of income tax in 2017, representing an increase of RMB437.9 million in cash outflow as compared with the income tax of RMB1,268.1 million in 2016.

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

Net cash used in investing activities

Our net cash used in investing activities increased from RMB189.9 million in 2016 to RMB2,400.7 million in 2017. This was primarily because the increase in fixed term deposits over 6 months.

Our net cash used in investing activities decreased from RMB439.0million in 2015 to RMB189.9 million in 2016. This was primarily because the dividends we received from associates and jointly controlled entities increased from RMB216.5 million in 2015 to RMB557.3 million in 2016.

Net cash used in financing activities

Our net cash used in financing activities was RMB2,589.8 million in 2017, while our net cash used in financing activities was RMB2,637.2 million in 2016. The decrease was primarily due to the decrease in repayments of borrowings to third parties of RMB1,683.6 million, the effect of which was partially offset by the increase in payment of dividends to shareholders of RMB1,612.4 million.

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

Borrowings and banking facilities

Due to the Company’s net profit position and the reduced capital expenditure, the Company managed to maintain the balance of cash and cash equivalents at a prudent level with a decrease in the amount of borrowings in 2017. Our total borrowings at the end of 2017 amounted to RMB606.2 million, representing an increase of RMB39.8 million as compared to RMB546.4 million at the end of the previous year. We have generally been able to arrange short term loans with several PRC financial institutions as and when needed. The debt obligations as of December 31, 2016 and 2017 were as follows.

	Year Ended December 31,
Debt instruments	2016	2017
	(RMB million)
Short term bank loans (1)	546.4	606.2
Short term loans from a related party (2)	—	—
Long term bank loans (1)	—	—

	546.4	606.2

(1)	As of December 31, 2017, no borrowings were secured by the way of property, plant and equipment. We obtained a credit rating of AAA for financing loans, assessed by Shanghai Huajie Credit Rating & Investors Service Co., Ltd., a credit rating agency authorized by the Shanghai Branch of the People’s Bank of China. As of December 31, 2017, the current assets exceeded current liabilities by RMB8,943.8 million. The liquidity of the Company is primarily dependent on the ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and on its ability to obtain adequate external financing to support its working capital and meet its debt obligation when they become due. As of December 31, 2017, we had standby credit facilities of RMB21,296.0 million, within which the maturity dates of unused facility amounting to RMB20,273.5 million will be after 31 December 2018. We assessed that all the facilities could be renewed upon their expiration dates. We have carried out a detailed review of the cash flow forecast for the 12 months ending December 31, 2018. Based on such forecast, we believe that we will be able to renew these facilities when they expire based on our well-established relationships with various lenders and adequate sources of liquidity exist to fund our working capital and capital expenditure requirements.
(2)	We borrowed short term loans from a subsidiary of Sinopec Group, Sinopec Finance Company Limited, on terms no less favorable to us than terms available from the other commercial banks in China. We have entered into the Comprehensive Services Framework Agreement with Sinopec Group so as to obtain financial services from Sinopec Finance Company Limited for the three years ending December 31, 2017, 2018 and 2019.

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

If we fail to rollover, extend or refinance our short term borrowings as necessary in a timely manner, we may be unable to meet our obligations in connection with debt servicing, trade and bills payable and/or other liabilities when they become due. See also Item 3. Key Information – D. Risk Factors—Our development and operation plans have significant capital expenditure and financing requirements, which are subject to a number of risks and uncertainties.

In light of our good credit standing and various financing channels, we believe that we will not experience any difficulty in obtaining sufficient financing for our operations.

We managed to maintain our gearing ratio at a safe level by enhancing controls over both liabilities (including borrowings) and financing risks. We generally do not experience any seasonality in borrowings. However, due to the nature of the capital expenditures plan, long term bank loans can be arranged in advance of expenditures while short term borrowings are used to meet operational needs. The terms of our existing borrowings do not restrict our ability to pay dividends on our shares.

Gearing ratio

As of December 31, 2017, our gearing ratio was 27.71%, while as of December 31, 2016, our gearing ratio was 26.34%. The ratio is calculated using this formula: total liabilities divided by total assets.

Capital expenditure

In 2017, our capital expenditure amounted to RMB1,417.0 million, representing an increase of 71.97% as compared to RMB824 million in capital expenditure in 2016. Major projects include the following:

Major Project	Total amount of project investment RMB million	Amount of project Investment in 2017 RMB million	Project progress as of December 31, 2017
Gasoline upgrade project involving an alkylation plant with a capacity of 300,000 tons/year	483	8	Preliminary design

Shanghai Petrochemical’s renovation project involving cogeneration units meeting emission standards	289	174	Under Construction

Shanghai Petrochemical’s project involving third circuit’s incoming power lines with a supply capacity of 220KV	241	113	Under Construction

Renovation project involving low nitrogen combustion in olefin cracking furnace No. 2	121	80	Under Construction

Thermoelectric Department’s rectification project involving an airtight fuel storage yard	100	76	Under Construction

Thermoelectric Department’s renovation project involving furnaces Nos. 3 and 4 meeting emission standards	99	30	Under Construction

Our capital expenditure for 2018 is estimated at approximately RMB1.2 billion.

Proposed Dividend Distribution

A dividend for the year ended December 31, 2017 of RMB0.3 per share (including tax), based on 10,823,813,500 shares outstanding, amounted to a total dividend of RMB3,247,144,000, was proposed by the Board of Directors on March 20, 2018. The proposal remains to be approved at our 2017 Annual General Meeting.

C. Research and Development, Patents and Licenses, etc.

We have a number of technology development units, including the Petrochemical Research Institute, the Plastics Research Institute, the Polyester Fiber Research Institute, the Acrylic Fiber Research Institute and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. Our research and development expenditures in 2015, 2016 and 2017 were RMB87.6 million, RMB102.1 million and RMB36.7 million, respectively. The decrease in research and development expenditures in 2017 was mainly due to the completion of a research and development project on carbon fiber in the first half of 2017.

We are not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

D. Trend Information

In 2018, the world economy is expected to continue its recovery momentum, but the contributions from the conventional industries to economic growth would weaken and the effect of commodity price rises would subside as well. With the economic recovery, the pace of normalization of monetary policies in various countries around the world is expected to be accelerated and the risk resistance capability of the financial markets would be further strengthened. In particular, the implementation of the tax reform policy in the US would compel other countries to cut taxes. This will reduce the burden on enterprises, enhance the vitality of enterprises and boost global economic growth. It is estimated that developed economies would see growth accelerating generally, while emerging and developing economies would remain as the major force behind world economic growth in 2018.

China’s economy has shifted from a phase of speedy growth to a phase of high-quality development. Its economic growth is now at a critical period of transforming development model, optimizing economic structure and changing growth momentum. In 2018, China is expected to continue to maintain the general keynote of work which is to make progress while ensuring stability; continue with the supply-side structural reform as the main direction; and make overall plans for carrying out various tasks to maintain growth, boost reforms, readjust the structure, improve people’s livelihood and prevent risks. China’s economy is anticipated to remain stable with good development momentum.

In 2018, oil demand is expected to further grow as the world economy continues to recover, while OPEC is expected to continue to implement the agreement to limit production. However, the rebound in oil prices is expected to stimulate further rise of U.S. crude oil output, thus impeding the rise of oil prices. Moreover, the trend of the U.S. dollar and the geopolitical situation would continue to impact the oil price trend to a certain extent. The petroleum market is anticipated to be able to strike a balance between supply and demand in 2018, while the average crude oil price is expected to go up further.

As the escalating global economy is expected to fuel an increasing demand for petrochemical products, the global petrochemical industry is expected to remain stable with a rise trend in 2018. Since the supply-side reform is proceeding and the growth in downstream demand remains stable in China, the petrochemical industry is expected to continue to see structural improvement to the supply and demand. However, since there is no fundamental change in the imbalance between the supply-side structural surplus and the structural shortage in the domestic refined oil market and petrochemicals market, the expansion of the scale of domestic large private refining and petrochemical enterprises and the recovery of coal chemical production capacity would further intensify market competition in the future. China’s “Belt and Road” initiative and Sinopec’s plan for the construction of a petrochemical industrial base in Shanghai would also bring about a new round of development opportunities for the Company.

E. Off-balance Sheet Arrangements

As of December 31, 2017, we had no contingent liabilities in respect of guarantees issued to banks in favor of our associated companies and other unlisted investments (December 31, 2016: nil). Other than our capital commitments disclosed in Note 32 in our consolidated financial statements included in Item 18. Financial Statements, we do not have any other off-balance sheet arrangements.

F. Contractual Obligations and Commercial Commitments

The following table sets forth our obligations to make future payments under contracts effective as of December 31, 2017.

		As of December 31, 2017/Payment Due by Period
	Total	Within 1 year or on demand	More than 1 year but within 2 years	More than 2 years but within 5 years	More than 5 years
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Contractual obligations
Short term borrowings	606,157	606,157	—	—	—
Long term borrowings	—	—	—	—	—
Operating lease	68,310	63,505	1,583	1,221	2,001
Total contractual obligations	674,467	669,662	1,583	1,221	2,001
Estimated future interest payments
Fixed rate	—	—	—	—	—
Variable rate	17,407	—	—	—	—
Total estimated future interest payments	17,407	—	—	—	—
Investment commitments
Capital contribution to SECCO (Note 30(i))	111,263	—	—	—	—
Other commercial commitments
Capital commitments (Note 33)	9,537,564	—	—	—	—

Note: Capital commitments refer to commitments for purchase of property, plant and equipment.

G. Other Information

Employees

Our employment costs for 2017 were RMB2,753.0 million.

As of December 31, 2017, we had 10,361 employees in total, among whom there were 6,197 production staff, 86 sales representatives, 111 financial personnel, 1,148 administrative staff and 2,819 other personnel. 52.49% of our employees had tertiary qualifications or above. The Company has 17,854 retired employees who are under retirement insurance plans, details of which are provided under Item 6. D. Employees. During 2017, we terminated employment with 727 persons (including the retired and voluntary leave), accounting for 6.56% of 11,088 employees we had as of January 1, 2017.

Inflation

Inflation or deflation did not have a significant impact on our results of operations for the year ended December 31, 2017.

Purchase, Sale and Investment

Except as disclosed in this report, during the year ended December 31, 2017, we engaged in no material purchase or sale of our subsidiaries or associated companies or any other material investments.

Pledge of Assets

As of December 31, 2017, we did not pledge any of our property or equipment.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management.

The following table sets forth certain information concerning our directors, executive officers and members of our supervisory committee (“Supervisory Committee”). The current term for our directors, executive officers and members of our Supervisory Committee is three years, which term will end in June 2020.

Name	Age	Position
Directors
Wu Haijun(1)	55	Chairman of the Board of Directors, Chairman of Strategy Committee, Director of Nomination Committee and President
Gao Jinping	51	Vice Chairman of the Board of Directors and Vice President
Jin Qiang	52	Executive Director and Vice President
Guo Xiaojun(2)	48	Executive Director, Director of Strategy Committee, Vice President and Secretary to the Board
Zhou meiyun(3)	48	Executive Director, Director of Strategy Committee and Remuneration and Appraisal Committee, Vice President and Chief Financial Officer
Lei Dianwu	55	Non-executive Director and
Mo Zhenglin	53	Non-executive Director and Director of Strategy Committee
Zhang Yimin	63	Independent Director and Chairman of the Remuneration and Appraisal Committee and Nomination Committee
Liu Yunhong	41	Independent Director and Director of Audit Committee
Du Weifeng	41	Independent Director and Director of Audit Committee, Remuneration and Appraisal Committee and Nomination Committee
Li Yuanqin(4)	44	Independent Director, Chairman of Audit Committee and Director of Strategy Committee
Supervisory Committee
Ma Yanhui(5)	46	Chairman of the Supervisory Committee
Zuo Qiang	55	Employee Supervisor
Li Xiaoxia	48	Employee Supervisor
Fan Qingyong	53	Supervisor
Zhai Yalin	53	Supervisor
Zheng Yunrui	52	Independent Supervisor
Choi Tingki	63	Independent Supervisor
Other Executive Officers
Jin Wenmin(6)	52	Vice President

(1) Mr. Wu Haijun was appointed as the Chairman of the Board and the President of the Company on the fifth meeting of the Ninth Session of the Board on December 21, 2017.

(2) Mr. Guo Xiaojun was appointed as a joint company secretary and the secretary to the Board with effect from June 15, 2017.

(3) Mr. Zhou Meiyun was appointed as a Vice President and Chief Financial Officer on the seventeenth meeting of the Eighth Session of the Board of Directors on February 8, 2017 and was appointed as an Executive Director of the Company on the 2016 Annual General Meeting on June 15, 2017.

(4) Ms. Li Yuanqin was appointed as an Independent Director of the Company on the First Extraordinary General Meeting of 2017 of the Company on August 2, 2017.

(5) Mr. Ma Yanhui was elected as an employee representative supervisor of the Company by the staff association of the Company through democratic election procedure on October 20, 2017 and was elected as the chairman of the Supervisory Committee on the third meeting of the Ninth Session of the Supervisory Committee of the Company on October 25, 2017.

(6) Mr. Jin Wenmin has been nominated as an candidate for Executive Director by the Board of Directors on March 20, 2018, whose appointment is subject to the approval of the shareholders of the Company at the 2017 Annual General Meeting.

Directors

Wu Haijun, aged 55, is an Executive Director, the Chairman, President, Deputy Secretary of the Communist Party Committee, Chairman of the Strategy Committee, member of the Nomination Committee of the Company, Secretary of the Communist Party Committee and Chairman of Shanghai SECCO. Mr. Wu joined the Complex in 1984 and has held various positions, including the Deputy Director and Director of the Company’s No.2 Chemical Plant, as well as the manager of the Chemical Division. He was a Vice President of the Company from May 1999 to March 2006 and a Director of the Company from June 2004 to June 2006. Mr. Wu was the manager and the Secretary of the Communist Party Committee of the Chemical Sales Branch of Sinopec Corp from December 2005 to March 2008. From December 2005 to April 2010, he was a Director of the Chemical Business Department of Sinopec Corp. In April 2010, he was appointed as a Director of Shanghai SECCO. From April 2010 to February 2011, Mr. Wu was the President of Shanghai SECCO. In April 2010, he was appointed as the Secretary of the Communist Party Committee of Shanghai SECCO and in June 2010 he was appointed as a Director of the Company. From June 2010 to December 2017, he served as a Vice President of the Company. From February 2011 to March 2015, he acted as a Vice President of Shanghai SECCO, and was the President of Shanghai SECCO from March 2015 to December 2017. Mr. Wu was appointed as the Chairman of Shanghai SECCO in October 2017. He has served as the Chairman, President and Secretary of the Communist Party Committee of the Company since December 2017. Mr. Wu graduated from East China Institute of Chemical Technology in 1984, majoring in chemical engineering, and obtained a bachelor’s degree in engineering. In 1997, he obtained a master’s degree in business administration from China Europe International Business School. He is a professor-grade senior engineer by professional title.

Gao Jinping, aged 51, is an Executive Director, the Vice Chairman, Secretary of the Communist Party Committee and Vice President of the Company. Mr. Gao joined Complex in 1990 and has held various positions, including the Deputy Secretary of the Communist Youth League of the Company, Deputy Secretary of the Communist Party Committee of the Experimental Plant and Chemical Division of the Company, and a Director of the Propaganda Department of the Company. Mr. Gao was the Deputy Secretary of the Communist Party Committee from May 2003 to March 2013, the Chairman of the Labor Union of the Company from May 2003 to November 2013, and was a Director of the Company from June 2004 to June 2006. Mr. Gao was the Secretary of the Communist Party Discipline Supervisory Committee of the Company from April 2006 to March 2013, and was a Supervisor and the Chairman of the Supervisory Committee of the Company from June 2006 to April 2013. He has been the Secretary of the Communist Party Committee of the Company since March 2013, as well as a Vice President of the Company since April 2013. In June 2013, Mr. Gao was appointed as an Executive Director of the Company. In June 2014, Mr. Gao was appointed as the Vice Chairman of the Company. Mr. Gao graduated from Food Processing Faculty of Shanghai Aquatic Products University with a major in cooling and cold storage technology and obtained a bachelor’s degree in engineering in 1990. In 2001, he completed his post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. He holds professor-grade senior professional technical qualification.

Jin Qiang, aged 52, is an Executive Director and a Vice President of the Company. Mr. Jin joined Zhenhai General Petrochemical Works in 1986 and has held various positions, including the Deputy Chief of the Utilities Department, Deputy Director and Director of the Machinery and Power Division of SINOPEC Zhenhai Refining & Chemical Co., Ltd., and a Director of the Machinery and Power Division of SINOPEC Zhenhai Refining & Chemical Company. Mr. Jin was the Deputy Chief Engineer of SINOPEC Zhenhai Refining & Chemical Company from March 2007 to October 2011, and was appointed as a Vice President of the Company in October 2011. In June 2014, Mr. Jin was appointed as an Executive Director of the Company. Mr. Jin graduated from East China Institute of Chemical Technology in 1986 majoring in chemical machinery, and graduated from the Graduate School of Central Party School in 2007 majoring in economic management. He is a professor-grade senior engineer by professional title.

Guo Xiaojun, aged 48, is an Executive Director, a Vice President, the Secretary to the Board, a joint company secretary and a member of the Strategy Committee of the Company. Mr. Guo joined the Complex in 1991. He has held various positions, including a Director of the Polyolefin Integrated Plant in the Plastics Division, the Deputy Chief Engineer in the Plastics Division, Deputy to the Manager, Deputy Manager and Manager cum Deputy Secretary of the Communist Party Committee of the Company. He was the Deputy Chief Engineer and Director of the Production Department of the Company from March 2011 to April 2013 and has served as a Vice President of the Company since April 2013. In June 2014, Mr. Guo was appointed as an Executive Director of the Company and was appointed as the Secretary to the Board and joint company secretary of the Company in June 2017. He graduated from East China University of Science and Technology in 1991 with a bachelor’s degree in engineering, majoring in basic organic chemical engineering and obtained a master’s degree majoring in chemical engineering from East China University of Science and Technology in April 2008. He is a professor-grade senior engineer by professional title.

Zhou Meiyun, aged 48, is an Executive Director a Vice President, the Chief Financial Officer, a member of the Remuneration and Appraisal Committee and the Strategy Committee of the Company. Mr. Zhou joined Complex in 1991 and has held various positions, including an Officer, Assistant to Manager, Deputy Manager and Manager of the Finance Department of the Company. He served as Manager of the Finance Department of Shanghai SECCO from May 2011 to March 2017, and was appointed as a Vice President and the Chief Financial Officer of the Company in February 2017. He has served as an Executive Director of the Company since June 2017 the and Chairman of China Jinshan Associated Trading Corporation (“Jinshan Associated Trading”) since July 2017. Mr. Zhou graduated from Shanghai University of Finance and Economics in 1991 majoring in accounting, and obtained a master’s degree in economics from Huazhong University of Science and Technology majoring in western economics in 1997. He is a senior accountant by professional title.

External Directors

Lei Dianwu, aged 55, is a Non-executive Director and a member of the Strategy Committee of the Company the Secretary to the board of directors, Chief Economist, Assistant to the President of Sinopec Group, Vice President of Sinopec Corp., the controlling shareholder of the Company. From June 2005, Mr. Lei has served as an Non-executive Director of the Company. Mr. Lei has held various positions, including the Deputy Director of Planning Division and Director of the Preparation Office of the Joint Venture of Yangzi Petrochemical Company, and a vice president and manager of the Production Division of Yangzi BASF Stylene Company Limited. He acted as the Deputy Manager of Yangzi Petrochemical Company and Deputy Director of its Joint Venture Office, Director of the Development and Planning Division of China Dong Lian Petrochemical Limited Liabilities Company, Deputy General Manager of Yangzi Petrochemical Limited Liabilities Company and Deputy Director of the Development and Planning Division of Sinopec Corp. From March 2001 to August 2013, he was the Director of Development and Planning Division of Sinopec Corp. Mr. Lei was appointed as the Assistant to the President of Sinopec Group in March 2009, and a vice president of Sinopec Corp. in May 2009, and the Chief Economist of Sinopec Group in August 2013. From October 2015, Mr. Lei has acted as the Secretary to the board of directors of Sinopec Group. Mr. Lei has rich experience in enterprise planning and investment development management. In 1984, Mr. Lei graduated from East China Petroleum Institute majoring in basic organic chemicals and obtained a bachelor’s degree in engineering. He is a professor-grade senior engineer by professional title.

Mo Zhenglin, aged 53, is a Non-executive Director and a member of the Strategy Committee of the Company, Deputy Director of the Finance Division of Sinopec Corp., controlling shareholder of the Company. In June 2014, Mr. Mo was appointed as Non-executive Director of the Company. Mr. Mo began his career in August 1986 and has held various positions, including Deputy Director of the Finance Department and Head of the Accounting Department of Beijing Yanshan Petrochemical Corporation and Chief Accountant and Director of the Finance Department of its Refinery Division, and Deputy Chief Accountant of SINOPEC Beijing Yanshan Company and Chief Accountant of its Refinery Division. He served as Director of Beijing Yanshan Petrochemical Company Limited and Chief Accountant of SINOPEC Beijing Yanshan Company from April 2002 to August 2008. Mr. Mo has been Chief Accountant of the Chemical Division of Sinopec Corp. from August 2008 to August 2017, and Director of Shanghai SECCO from November 2008 to October 2017. From March 2015 to August 2017, he was Deputy Director of the Chemical Division of Sinopec Corp. In August 2017, Mr. Mo was appointed as Deputy Director of the Finance Division of Sinopec Corp. Mr. Mo obtained a bachelor’s degree in management from Zhongnan University of Economics in 1986, majoring in finance and accounting. He is a senior accountant by professional title.

Independent Directors

Zhang Yimin, aged 63, is an Independent Non-executive Director, the Chairman of the Remuneration and Appraisal Committee and the Nomination Committee of the Company and a professor of economics and finance at China Europe International Business School. He has been an Independent Non-executive Director of the Company since October 2013. Mr. Zhang has been an independent director of Shanghai Huayi Group Corporation Ltd. (listed on the Shanghai Stock Exchange, stock code: 600623) since April 2015. Mr. Zhang obtained a doctorate’s degree majoring in finance and political studies at the Business School of University of British Columbia, Canada, and has held various positions, including a post-doctoral fellow at the Business School of University of British Columbia, Canada, an assistant professor at the Business School of University of New Brunswick, Canada, and an associate professor of the Economics and Finance Department at City University of Hong Kong. He was appointed as a professor of China Europe International Business School in September 2004. His major area of research is in operations, financing and industrial economic studies. He possesses a wealth of professional expertise and experience.

Liu Yunhong, aged 41, is an Independent Non-executive Director and a member of Audit Committee of the Company the Assistant to general manager of Hwabao Securities Co. Ltd. and general manager of Investment Banking Department of Hwabao Securities Co. Ltd. He is also the Deputy Head of the Institute of International M&A and Investment, Renmin University of China. He has been an Independent Non-executive Director of the Company since June 2015. Mr. Liu is an independent director of Guangdong HEC Technology Holding Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 600673), Shanghai Aerospace Automobile Electromechanical Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 600151), Shenergy Company Limited (listed on the Shanghai Stock Exchange, stock code: 600642) and Bank of Guiyang Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 601997). From June 2008 to August 2010, Mr. Liu has been the head of legal and compliance division of Guotai Asset Management Co., Ltd. From October 2008 to August 2010, Mr. Liu conducted post-doctoral research in economics at Guanghua School of Management, Peking University and was conferred as an assistant professor and master postgraduate instructor. From October 2010 to July 2012, he worked for fund product development and supervision of listed companies at the Shanghai Stock Exchange. From August 2012 to September 2013, Mr. Liu was the General Manager of Investment Banking Department of Aerospace Securities Co., Ltd. Since October 2013, Mr. Liu has been the General Manager of the Institutional Business Department of Hwabao Securities Co. Ltd. Since May and September 2015, Mr. Liu has been the General Manager of the Investment Banking Department and Assistant to General Manager of Hwabao Securities Co. Ltd., respectively. Since May 2014, Mr. Liu has been the Deputy Head of the Institute of International M&A and Investment, Renmin University of China. Mr. Liu obtained a doctorate’s degree in law from Renmin University of China, majoring in civil and commercial law in 2008. Mr. Liu is a research fellow by professional title.

Du Weifeng, aged 41, is an Independent Non-executive Director, a member of the Audit Committee, the Remuneration and Appraisal Committee and the Nomination Committee of the Company, and a partner of Beijing JunZeJun (Shanghai) Law Offices. He has served as an Independent Non-executive Director of the Company since June 2015. Mr. Du began his career in July 1998. He has held various positions, including the Clerk and Assistant Judge of Shanghai Pudong New Area People’s Court and worked as a lawyer at Watson & Band Law Offices in Shanghai and at Wintell & Co Law Firm in Shanghai. He has been a partner of the Shanghai branch of Beijing JunZeJun Law Offices since February 2009. With extensive experience as a lawyer, Mr. Du is a designated lawyer of some banks’ headquarters, Shanghai branches, Shanghai branch of the state-owned asset management companies and private asset management companies. Mr. Du obtained a bachelor’s degree in commercial law from Shanghai University in July 1998, and a master’s degree in commercial law from Bristol University in September 2005. also obtained a master’s degree in business administration from China Europe International Business School in 2013.

Li Yuanqin, aged 44, is an Independent Non-executive Director, the Chairman of the Audit Committee and a member of the Strategy Committee of the Company, an associate professor of the School of Management and the associate head of the Department of Accountancy at Shanghai University. She is currently an independent director of Shanghai New World Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 600628). From April 2000 to March 2003, she served at the Settlement Department at the headquarters of ICBC. From June 2006 to September 2009, she was the lecturer at the School of Management at Shanghai University. She has been an associate professor of the School of Management at Shanghai University since September 2009 and the associate head of the Department of Accountancy of Shanghai University since May 2011. During that period, she was also a visiting scholar at Foster School of Business, University of Washington in the United States between February 2012 and February 2013. She also serves as a member of the eighth session of the Shanghai Baoshan Committee of the Chinese People’s Political Consultative Conference and a non-executive member of the Chinese Institute of Certified Public Accountants. She received a PhD in Management from Antai College of Economics and Management (ACEM) at Shanghai Jiao Tong University.

Supervisory Committee

The Company has a Supervisory Committee whose primary duty is to supervise senior management of the Company that includes the Board of Directors, managers and senior officers. The function of the Supervisory Committee is to ensure that senior management of the Company act in the interests of the Company, its shareholders and employees and in compliance with PRC law. The Supervisory Committee reports to the shareholders in the general meeting. The Articles of Association provide the Supervisory Committee with the right to investigate the business and the financial affairs of the Company and to convene shareholder’s meetings from time to time. The Supervisory Committee currently comprises of seven members, three of whom are employee representatives and four of whom are external supervisors, including one independent supervisor.

Ma Yanhui, aged 47, is a Supervisor, Chairman of Supervisory Committee, the Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union of the Company. Mr. Ma started his career in 1996. He served as the Secretary of Office of Yanhua Refinery, Secretary and Deputy Director of Yanhua Office of Great Wall Lubricant Oil, Supervisor and Acting Director of Integrated Corporate Reform Department of China Petrochemical Corporation, etc. Mr. Ma was the Deputy Director of Integrated Corporate Reform Department of China Petrochemical Corporation from July 2004 to March 2006, and he was the Deputy Director of Structure Reform Sector, Corporate Reform Department of Sinopec Assets Management Co., Ltd. from March 2006 to October 2006. He was the Director of Structure Reform Sector, Corporate Reform Department of Sinopec Assets Management Co., Ltd. from October 2006 to June 2008. From June 2008 to August 2017, Mr. Ma was the Director of Integrated Corporate Reform Department of China Petrochemical Corporation. In August 2017, Mr. Ma was appointed as the Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee of the Company. He was appointed as a Supervisor, the Chairman of Supervisory Committee and Chairman of the Labour Union of the Company in October 2017. Mr. Ma graduated from East China University of Science and Technology in July 1996, majoring in petroleum processing, and obtained a bachelor’s degree in engineering. In June 2006, he obtained a master’s degree in corporate management from Renmin University of China. Mr. Ma is a senior economist by professional title.

Zuo Qiang, aged 55, is a Supervisor, Deputy Chief of Political Work, the Deputy Secretary of Discipline Inspection Commission, Director of the Supervisory Office, Director of Supervisory Committee Office and Chief Legal Counsel of the Company. Mr. Zuo joined Complex in 1981 and has held various positions, including an archivist of the Command Division for the construction of Phase II of No. 1 Chemical Plant of the Complex, the Head of Archives at the ethylene plant, Secretary of the Youth League Committee of the ethylene plant, Secretary of the Youth League Committee of the Refining and Chemical Division of the Complex, Secretary of the Youth League Committee of the Refining and Chemical Division of the Company, Secretary of the General Branch of the Communist Party Committee of Ethylene Plant No. 1 of the Refining and Chemical Division of the Company, and the Deputy Director of the Supervisory Office of the Company and the Secretary of the Corporate Discipline Supervisory Committee of the Company. In April 2011, he was appointed as a Director of the Supervisory Office of the Company, and has been serving as a Supervisor and a Director of Supervisory Committee Office of the Company since June 2011, and the Deputy Secretary of the Discipline Inspection Commission of the Company since October 2011. In February 2016, he was appointed as the Deputy Chief of Political Work of the Company. He has served as the Chief Legal Counsel of the Company since February 2017. Mr. Zuo graduated from the Correspondence College of the Communist Party Committee School of the Central Committee in 1993 majoring in party & administrative management. He has senior professional technical qualification.

Li Xiaoxia, aged 48, is a Supervisor and Secretary of the Communist Party Committee and the Deputy Director of the Plastics Division of the Company. Ms. Li joined Complex in 1991 and has held various positions, including the Controller of the operation zone of the marine terminal of the Company, Assistant to the Workshop Director, Deputy Workshop Director and Deputy Section Chief of Storage and Transportation Area No. 2 of the Refining and Chemical Division, Deputy Secretary of the Youth League Committee of the Company, Secretary of Party General Branch for Staff Exchange and Relocation Centre, Secretary of the Communist Party Committee and Deputy Manager of the Refining Division of the Company. She was appointed as a Supervisor of the Company in June 2011 and served as the Vice Chairman of the Labor Union of the Company from December 2011 to August 2017. She was appointed as the Secretary of the Communist Party Committee and Deputy Director of the Plastics Division of the Company in July 2017. Ms. Li graduated from Liaoning University of Petroleum and Chemical Technology in 1991 majoring in petroleum and natural gas transportation. She has senior professional technical qualification.

Zhai Yalin, aged 53, is an External Supervisor of the Company, the Deputy Director of the Auditing Bureau of Sinopec Group, and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai has been an External Supervisor of the Company since June 2008. Mr. Zhai started his career in 1986 and successively served as the Deputy Head of the Head Office and Director of the Auditing Department of Qianguo Refinery, Deputy Director of the General Office of Sinopec Huaxia Auditing Company, the Deputy Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation, a Director of the General Administrative Office of the Auditing Bureau of Sinopec Group, and Director of the General Administrative Office of the Auditing Bureau of Sinopec Group (Auditing Department of Sinopec Corp.). Since December 2001, Mr. Zhai concurrently holds the posts of the Deputy Director of the Auditing Bureau of Sinopec Group and the Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai graduated from Jilin Siping Normal College in 1986 and is a senior economist by professional title.

Fan Qingyong, aged 53, is an External Supervisor of the Company, the Deputy Chief of the Supervisory Bureau and a member of the Discipline Inspection Group of Sinopec Group, a deputy director of the Supervisory Department of Sinopec Corp., the controlling shareholder of the Company, and a supervisor of Sinopec Refinery & Marketing Limited. Mr. Fan has been an External Supervisor of the Company since June 2017. Mr. Fan started his career in 1987, and has held various positions, including the Deputy Director of the Communist Party Office of No. 2 Oil Plant and a director of the Corporate Management Department of Fushun Petrochemical Company, the Discipline Inspector (Deputy level) and deputy director of the Second Discipline Inspection and Supervision Group of the Supervisory Bureau of Sinopec Group (Supervisory Department of Sinopec Corp.), and a director of the First Discipline Inspection and Supervision Group of the Supervisory Bureau of Sinopec Group (Supervisory Department of Sinopec Corp.). He has been the Deputy Director of the Supervisory Bureau of Sinopec Group and Deputy Director of the Supervisory Department of Sinopec Corp. since April 2010. He served as a supervisor of Sinopec Star Petroleum Co., Ltd. from July 2010 to April 2015. He has served as a member of the Discipline Inspection Group of the Communist Party Committee of Sinopec Group and a supervisor of Sinopec Refinery & Marketing Limited since May 2012. Mr. Fan graduated from Fushun Normal College (now known as Fushun Teachers College) majoring in Chinese in 1987, from Liaoning Normal University majoring in Chinese in July 1991, and from Renmin University of China, majoring in law in January 2003 and obtained a master’s degree in law. He is a professor-grade senior professional by professional title and is qualified to practice law.

Independent Supervisor

Zheng Yunrui, aged 52, is an Independent Supervisor of the Company and a professor in civil and commercial law at the Faculty of Law of the East China University of Political Science and Law in the PRC and a member of Expert Consultation Committee of Shanghai Yangpu District People’s Procuratorate and Mediator of Shanghai Second Intermediate People’s Court. He has served as an Independent Supervisor to the Company since December 2014. Mr. Zheng is an independent director of Hangzhou Innover Technology Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 002767) and Jiangxi Xinyu Guoke Technology Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 300722). Mr. Zheng graduated from Shangrao Normal University in Jiangxi Province, majoring in English Language. Mr. Zheng obtained a master’s degree in law and a doctorate’s degree in law from the Faculty of Law of Peking University in July 1993 and July 1998, respectively. Mr. Zheng previously worked at the Education Bureau of Shangrao County, Jiangxi Province, Hainan Airport Limited, China Township Enterprise Investment and Development Company Limited and the Legal Affairs Office of the Shanghai Municipal People’s Government. He has been teaching at East China University of Political Science and Law since August 2001. He was a visiting scholar at the Faculty of Law of National University of Singapore between July 2002 and December 2002. Mr. Zheng has been engaged in trials, teaching and research relating to civil law, property law, contract law, company law, insurance law, social insurance law and government procurement law. He is experienced in the legal affairs on corporate governance and has great academic achievements. He is also an arbitrator at the Arbitration Commission of Shenzhen, Shenyang, Xuzhou and Wuxi. Mr. Zheng was appointed as a member of Expert Advisory Committee of the People’s Procuratorate of Shanghai Yangpu District and mediator of Shanghai No. 2 intermediate People’s Court in March 2017 and June 2017, respectively.

Choi Tingki, aged 63, is an Independent Supervisor of the Company and a Fellow of the Hong Kong Institute of Certified Public Accountants. He joined the Company in June 2011. Mr. Choi served as an Independent Non-executive Director of the Company from June 2011 to June 2017, and has been an Independent Supervisor since June 2017. Mr. Choi has been an independent non-executive director of Yangtzekiang Garment Limited (listed on the Main Board of the Hong Kong Stock Exchange, stock code: 00294) and YGM Trading Limited (listed on the Main Board of the Hong Kong Stock Exchange, stock code: 00375) since December 2012. Mr. Choi graduated from the Department of Accounting, Hong Kong Polytechnic in 1978. He joined KPMG in the same year and has held various positions, including a Partner of the audit department of KPMG Hong Kong Office, an Executive Partner of KPMG Shanghai Office, a Senior Partner of KPMG Huazhen Shanghai Office as well as a Senior Partner of KPMG Huazhen in Eastern and Western China. Mr. Choi retired from KPMG Huazhen in April 2010.

Senior Management

Jin Wenmin, aged 53, is a Vice President of the Company. Mr. Jin Wenmin has been nominated as an candidate for Executive Director by the Board of Directors on March 20, 2018, whose appointment is subject to the approval of the shareholders of the Company at the 2017 Annual General Meeting. Mr. Jin joined Complex in 1985 and served as the Secretary of the Communist Party Committee of the Company’s No.1 Oil Refining Device of Refining Unit, Head of Butadiene Device, Manager of the storage and transportation, branch company, manager and Deputy Secretary of the Communist Party Committee of Storage and Transportation Department, manager and Deputy Secretary of the Communist Party Committee of Oil Refining Department etc. From April 2013 to February 2017, Mr. Jin was appointed as the Head of Production Department of the Company. From May 2013 to August 2016, Mr. Jin was appointed as the Assistant to the President of the Company and was appointed as a Vice President of the Company in September 2016. Mr. Jin graduated from Shanghai Second Polytechnic University in July 2003, majoring in business administration. He is a senior engineer by professional title.

B. Compensation.

The aggregate amount of cash compensation we paid to our directors, supervisors and executive officers during the year ended December 31, 2017 was approximately RMB6.07 million. In addition, directors and supervisors who are also officers or employees receive certain other benefits-in-kind, such as subsidized or free health care services, housing and transportation, which large Chinese enterprises customarily provide to their employees. No benefits are payable to members of the board or the Supervisory Committee or the executive officers upon termination of their relationship with us.

The following tables set forth the compensation on an individual basis for our directors, supervisors and executive officers who received compensation from us in 2017.

Name	Position with the Company	Salaries and other benefits	Retirement scheme contributions(1)	Discretionary bonus	Share Option expences	Total Remuneration in 2017 (excluding share options)
		(RMB’000) (before tax)	(RMB’000) (before tax)	(RMB’000) (before tax)	(RMB’000) (before tax)	(RMB’000) (before tax)
Wu Haijun(1)	Chairman, President & Executive Director	—	—	—	—	—
Wang Zhiqing(2)	Former Chairman, President & Executive Director	184	16	525	—	725
Gao Jinping	Vice Chairman, Vice President &Executive Director	201	18	540	157	916
Zhou Meiyun	Executive Director, Vice President and Chief Financial Officer	148	15	125	—	288
Jin Qiang	Executive Director & Vice President	241	18	470	135	864
Guo Xiaojun	Executive Director, Vice President & Secretary to the Board	177	18	465	135	795
Mo Zhenglin	External Director	—	—	—	—	—
Lei Dianwu	External Director	—	—	—	—	—
Zhang Yimin	Independent Director	150	—	—	—	150
Liu Yunhong	Independent Director	150	—	—	—	150
Du Weifeng	Independent Director	150	—	—	—	150
Li Yuanqin	Independent Director	63	—	—	—	63
Zuo Qiang	Supervisor	128	15	348	—	491
Li Xiaoxia	Supervisor	127	14	313	—	454
Zhai Yalin	Supervisor	—	—	—	—	—
Ma Yanhui	Chairman of Supervisory Committee	63	3	43	—	109
Zheng Yunrui	Independent Supervisor	100	—	—	—	100
Choi Tingki(3)	Supervisor and Former Independent Director	125	—	—	—	125
Fan Qingyong	Supervisor	—	—	—	—	—
Jin Wenmin	Vice President	268	17	255	125	665
Ye Guohua(4)	Former Director and Chief Financial Officer	15	2	13	—	30
Zhang Jianbo(5)	Former Chairman of Supervisory Committee and secretary to the Board	97	7	373	—	477
Pan Fei(6)	Former Independent Supervisor and Independent Director	69	—	—	—	69

(1) Retirement scheme contributions refer to the relevant payments we made in relation to the defined contribution government pension scheme in compliance with Shanghai regulations as well as the enterprise annuity plan set up by the Company. All of our employees are required to participate in the defined contribution government pension scheme whereas our employees who have been with the Company for one year or more may opt to participate in the enterprise annuity plan. See Item 6. Directors, Senior Management and Employees—D Employees for more information on the defined contribution government pension scheme and the Company’s annuity plan.

(1)	Mr. Wu Haijun was appointed as the Chairman of the Board and the President of the Company on the fifth meeting of the Ninth Session of the Board on December 21, 2017. Prior to the appointment, Mr. Wu was the general manager of SECCO and obtained compensation from SECCO in 2017.
(2)	Mr. Wang Zhiqing resigned from his positions of Chairman of the Board, Executive Director of the Company, Chairman of the Strategy Committee, member of the Nomination Committee and President of the Company on December 4, 2017.
(3)	Mr. Choi Tingki ceased to be an Independent Non-executive Director on June 15, 2017 upon expiry of his term of office and was appointed an Independent Supervisor on June 15, 2017.
(4)	Mr. Ye Guohua resigned from his positions of Director, Executive Director, member of the Remuneration and Appraisal Committee, Vice President and Chief Financial Officer on January 26, 2017.
(5)	Mr. Zhang Jianbo resigned from his positions of the joint company secretary and the secretary to the Board and ceased to act as an authorized representative of the Company with effect from April26, 2017. Mr. Zhang Jianbo resigned from his positions of a supervisor and chairman of the Supervisory committee on July 11, 2017.
(6)	Mr. Pan Fei ceased to be an Independent Supervisor on June 15, 2017 upon expiry of his term of office and was appointed an Independent Non-executive Director on June 15, 2017. Mr. Pan Fei informed us that he has received an Advance Notice of Administrative Penalties and Prohibition to Access the Market issued by the CSRC. The CSRC intended to issue a warning and impose a fine of RMB50,000 on Mr. Pan Fei in relation to the suspected illegal acts of information disclosure of Jiangsu Yabaite Technology Co., Ltd. (“Yabaite”) during Mr. Pan’s tenure as an independent director of Yabaite. On July 7, 2017, Mr. Pan Fei tendered his resignation as an Independent Non-executive Director and Chairman of the Audit Committee and member of the Strategy Committee of the Board due to personal work arrangement. His resignation took effect upon the election of a new Independent Non-executive Director at the first extraordinary general meeting of the Company of 2017 held on August 2, 2017.

C. Board Practices.

Board of Directors

Our Board of Directors consists of eleven members. Our Directors are elected at meetings of our shareholders, and, unless they resign at an earlier date, are deceased or removed, will serve three-year terms. The Directors shall be eligible for reelection upon expiry of their terms of office; however, the combined tenure of an Independent Non-executive Director may not exceed a total of six years. The term of our current Board of Directors will expire in June 2020. None of our Directors have entered into any service contracts with us or any of our subsidiaries providing for benefits upon termination of appointment or employment (with the exception of compensation required by Chinese labor law).

Independent Board Committee

We formed an Independent Board Committee on October 24, 2013, which consists of four Independent Non-executive Directors. The current members are Mr. Li Yuanqin, Mr. Zhang Yimin, Mr. Liu Yunhong and Mr. Du Weifeng. The Independent Board Committee advised our shareholders other than Sinopec Corp. and its associates in respect of the terms of the continuing connected transactions under the renewed Mutual Product Supply and Sale Services Framework Agreement with Sinopec Group and Sinopec Corp. and the renewed Comprehensive Services Framework Agreement with Sinopec Group and the proposed caps on annual transaction values thereof for the three years ending December 31, 2019.

Supervisory Committee

The Supervisory Committee is responsible for ensuring that our Directors and senior officers act in the interests of our company or those of our shareholders or employees and that they do not abuse their positions and powers. The Supervisory Committee has no power to overturn the decisions or actions of our Directors or officers and may only recommend that they correct any acts that are harmful to our interests or the interests of our shareholders or employees. The Supervisory Committee is currently composed of seven members appointed for a three year term. The term of the current members will expire in June 2020. Supervisory Committee members have the right to attend meetings of our Board of Directors, inspect our financial affairs and perform other supervisory functions.

Remuneration and Appraisal Committee

We formed a remuneration and appraisal committee on December 25, 2001 which consists of three Directors. As of December 31, 2017, the members of the remuneration committee are Mr. Zhang Yimin (Chairman of the Committee), Mr. Zhou Meiyuan and Mr. Du Weifeng. The key responsibility of the Remuneration Committee is to formulate and review the remuneration policy and plan for the Directors and executive officers, formulate the standards for evaluation of the Directors and executive officers and conduct such evaluations. The members of the remuneration and appraisal committee will hold office for the same term as their directorships which will expire in June 2020.

Audit Committee

We formed an audit committee on June 15, 1999 which consists of three Directors. As of December 31, 2017, the members are Li Yuanqin (Chairman of the Committee), Mr. Liu Yunhong and Mr. Du Weifeng. The key responsibility of the Audit Committee is to advise the Board on the appointment, dismissal, remuneration and terms of engagement of external auditors, review and supervise our financial reporting process, internal controls and risk management systems, and review our connected transactions. The members of the audit committee will hold office for the same term as their directorships which will expire in June 2020.

Nomination Committee

We formed a nomination committee on June 27, 2012 which consists of three Directors. As of December 31, 2017, the members are Mr. Zhang Yimin (Chairman of the Committee), Mr. Du Weifeng and Mr. Wu Haijun. The key responsibility of the Nomination Committee is to review the Board composition, make recommendations to the Board on the procedures and criteria for the selection and appointment of Directors and senior management and access the independence of Independent Non-executive Directors. The members of the audit committee will hold office for the same term as their directorships which will expire in June 2020.

Strategy Committee

We formed a strategy committee on June 15, 2017 which consists of three Executive Directors, two Non-executive Directors and one Independent Non-executive Director. As of December 31, 2017, the members are Mr. Wu Haijun (Chairman of the Committee), Mr. Guo Xiaojun, Mr. Zhou Meiyun, Mr. Lei Dianwu, Mr. Mo Zhenglin and Ms. Li Yuanqin. The key responsibility of the Strategy Committee is to conduct researches and give recommendations to the Board on major investment decisions, projects and major issues that affect our development, and monitor our long-term development strategic plan. The members of the audit committee will hold office for the same term as their directorships which will expire in June 2020.

Summary Corporate Governance Differences

There are significant differences between our corporate governance practices and those of U.S. issuers listed on the NYSE. Pursuant to Section 303A.11 of the NYSE listing Manual, we have disclosed certain of these differences on our website at http://www.spc-ir.com.hk/eng/company.asp.

D. Employees.

As of December 31, 2017, we had 10,361 employees.

The following table shows the approximate number of employees we had at the end of the last three years by the principal business function they performed:

	December 31,
	2015	2016	2017
Management	1,603	1,134	1,148
Engineers, technicians and factory personnel	7,081	6,607	6,197
Accounting, marketing and others	3,475	3,347	3,016

Total	12,159	11,088	10,361

Approximately 52.49% of our work force are graduates with a tertiary degree or higher. In addition, we offer our employees opportunities for education and training based upon our development plans and requirements and the individual performance of each employee.

A system of labor contracts has been adopted in our Company. The contract system imposes discipline, provides incentives to adopt better work habits and gives us greater management control over our work force. We believe that by linking remuneration to productivity, the contract system has also improved employee morale. As of December 31, 2017, almost all of the work force was employed pursuant to labor contracts which specify the employee’s position, responsibilities, remuneration and grounds for termination. The contracts generally have short terms of one to five years and may be renewed with the agreement of both parties. The remaining personnel are employed for an indefinite term.

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

Total remuneration of our employees includes salary and bonuses. Employees also receive certain benefits in terms of housing, education and health services that we subsidize, and other miscellaneous subsidies. In 2017, we incurred RMB2,462.2 million in employment costs.

In compliance with Shanghai regulations, we and our employees participate in a defined contribution government pension scheme under which all employees upon retirement are entitled to receive pensions. In order to safeguard and properly enhance the living level of retired employees and improve the medium and long term incentive system, the company established an enterprise annuity plan. According to the plan, to the extent that the employees volunteer for the related payments and have been with the Company for one year or more, such employees are entitled to participate in the enterprise annuity plan. We will make payments to match the payments made by the employees after giving considerations to our profitability, the employee’s work responsibilities, contributions, and treatments post retirement based on the principle of universal benefits. We have 17,854 retired employees under the above retirement insurance plans.

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

Share Option Incentive Scheme

We adopted a share option incentive scheme on December 23, 2014, pursuant to which our directors, senior management members and key business personnel may be granted options to purchase our A shares. Under the share option incentive scheme, the total number of underlying shares to be granted shall neither exceed 10% of the total share capital of the Company nor exceed 10% of the total A-share capital of the Company. Unless approved by the shareholders as a special resolution at a general meeting of the Company, the aggregate number of A shares to be acquired by each grantee through the share option scheme and other effective share option schemes of the Company (if any) at any time shall not exceed 1% of the total A-share capital of the Company. The exercisable period for the share options shall be three years, commencing from the expiry of the two-year period after the grant date, and the vesting period for each grant under the scheme shall be no less than two years. The exercise price of a share under initial grant will be determined by our Board of Directors at its discretion, which shall not be lower than the highest of: (1) the closing price of the A shares of the Company on the trading day immediately before the date of announcement on the summary of the draft scheme, which was RMB3.29 per share; (2) the average closing price of the A shares of the Company for the 30 trading days immediately before the date of announcement on the summary of the draft scheme, which was RMB3.27 per share; and (3) RMB4.20 per share. The exercise price for further grant shall be the higher of: (1) the closing price of the A shares of the Company on the trading day immediately before the date of announcement on the summary of the draft proposal for each grant; and (2) the average closing price of the A shares of the Company for the 30 trading days immediately before the date of announcement on the summary of the draft proposal for each grant. The expiration date of this scheme is December 22, 2024.

On January 6, 2015, our Board of Directors approved the proposal of the initial grant of the share option incentive scheme. A total of 38,760,000 share options were granted to 214 participants, among which 2,540,000 were granted to six of our directors and senior management. The total number of underlying stock accounted for 0.359% of the Company’s total share capital when granted. The exercisable period for the share options shall be three years, commencing from the expiry of the two-year period after the grant date. There shall be three exercisable periods (one year for each exercisable period, same for the following) under the scheme. Upon the fulfilment of the exercise conditions, 40%, 30% and 30% of the total share options granted shall become exercisable within the first, second and third exercisable periods, respectively. According to the principle on the determination of exercise price, the exercise price of the initial grant was RMB4.20 per share (in the event of dividends payment, capitalization of capital reserves, bonus issue, subdivision or reduction of shares or allotment of shares during the validity period, the exercise price shall be adjusted according to the Share Option Incentive Scheme). On June 15, 2016, the 2015 annual profit distribution plan was considered and passed at the 2015 annual general meeting, whereby cash dividend of RMB1.00 was paid for each 10 shares, and the exercise price was adjusted to RMB4.10 per share accordingly. On June 15, 2017, the 2016 annual profit distribution plan was considered and passed at the 2016 annual general meeting, whereby cash dividend of RMB2.50 was paid for each 10 shares, and the exercise price was adjusted to RMB3.85 per share accordingly.

On August 22 and 23, 2017, our Board of Directors confirmed the fulfillment of the exercise conditions in the first exercisable period. The number of participants in the first exercisable period was 199. The number of exercisable A shares share options in the first exercisable period was 14,212,500. The first tranche of the share option incentive scheme was exercised on August 29, 2017, and the Company received cash payment of RMB54.6 million from 199 grantees. As a result, A shares of 14,176,600 were registered on September 27, 2017.

On January 8, 2018, our Board of Directors confirmed the fulfillment of the exercise conditions in the second exercisable period. The total number of A shares share options granted but not exercised was adjusted to 18,583,800. The number of participants in the second exercisable period was 185. The number of exercisable A shares share options in the second exercisable period was 9,636,900. The second tranche of the share option incentive scheme was exercised on January 12, 2018 and the Company received cash payment of RMB37.1 million from 185 grantees. We completed the registration of the newly issued A shares of 9,636,900 on February 14, 2018, after which the number of the Company’s issued shares increased to 10,823,813,500 shares. After the second exercise of the A shares share options, the total number of A shares share options granted but not exercised is 8,946,900.

The following table summarizes the outstanding options that the Company granted to our directors, executive officers and other employees as of March 31, 2018:

Name	A Shares Underlying Outstanding Options	Exercise Price (RMB/Share)	Grant Date	Vesting Date	Expiration Date
Gao Jinping	150,000	3.85	January 6, 2015	within a year after January 6, 2019, subject to additional conditions	January 5, 2020
Jin Qiang	129,000	3.85	January 6, 2015	within a year after January 6, 2019, subject to additional conditions	January 5, 2020
Guo Xiaojun	129,000	3.85	January 6, 2015	within a year after January 6, 2019, subject to additional conditions	January 5, 2020
Jin Wenmin	75,000	3.85	January 6, 2015	within a year after January 6, 2019, subject to additional conditions	January 5, 2020
Other Employees	8,463,900	3.85	January 6, 2015	within a year after January 6, 2019, subject to additional conditions	January 5, 2020

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders.

Sinopec Corp. owns 50.44% of our share capital and is able to exercise all the rights of a controlling shareholder, including the election of directors and voting on amendments to our Articles of Association.

The diagram below sets forth the information on the ownership and controlling relationship between our Company, Sinopec Corp., and Sinopec Group.

The table below sets forth information regarding ownership of our capital stock as of March 31, 2018 by (i) all persons who we know own more than five percent of our capital stock and (ii) our officers and directors as a group. Our major shareholders listed below do not have voting rights different from those of our other shareholders.

Name of shareholders	Interests held (shares)	Percentage of total issued shares of the Company (%)	Percentage of total issued shares for this category (%)
Sinopec Corp.	5,460,000,000 A shares (L)	50.44	74.50

BlackRock, Inc.	246,767,377 H shares (L) 1,798,000 H shares (S)	2.28 0.02	7.06 0.05

Corn Capital Company Limited(1)	211,008,000 H shares (L) 200,020,000 H shares (S)	1.95 1.85	6.04 5.72

Yardley Finance Limited(2)	200,020,000 H shares (L)	1.85	5.72

Citigroup Inc.	182,436,955 H shares (L) 477,455 H shares (S) 174,664,678 H shares (P)	1.69 0.004 1.61	5.22 0.01 5.00

Directors and Officers(3)	1,127,000 A Shares (L)	0.01	0.02

(L): Long position; (S): Short position; (P): Lending Pool

Notes:

(1)	These shares were held by Corn Capital Company Limited. Lin Xinxin held 90% interests in Corn Capital Company Limited, and was deemed to be interested in the shares held by Corn Capital Company Limited.
(2)	These shares were held by Yardley Finance Limited. Chen Jianxin held 100% interests in Yardley Finance Limited, and was deemed to be interested in the shares held by Yardley Finance Limited.
(3)	On January 6, 2015, our Board of Directors approved the proposal of the initial grant of the share option incentive scheme. As of March 31, 2018, a total of 483,000 share options were granted to, but not exercised by Mr. Gao Jinping, Mr. Guo Xiaojun, Mr. Jin Qiang and Mr. Jin Wenmin. See Item 6. Directors, Senior Management and Employees – E. Share Ownership – Share Option Incentive Scheme for more information.

As of March 31, 2018, a total of 3,495,000,000 H Shares were outstanding. A total of 7,328,813,500 domestic shares were outstanding on March 31, 2018.

The Bank of New York Mellon has advised us that, as of March 31, 2017, 3,464,082 ADSs, representing the equivalent of 346,408,200 H Shares, were held of record by 86 other registered shareholders domiciles in and outside of the United States. We have no further information as to our shares held, or beneficially owned, by U.S. persons.

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

B. Related Party Transactions.

Intercompany service agreements and business-related dealings

During 2016, pursuant to the Mutual Product Supply and Sales Service Framework Agreement entered into by the Company and Sinopec Corp., we purchased raw materials from, and sold petroleum products and petrochemicals as well as leased properties to, Sinopec Corp. and its associates, and Sinopec Corp. and its associates acted as sales agents for our petrochemical products. Under the Comprehensive Services Framework Agreement entered into by the Company and Sinopec Group, we accepted construction and installation, engineering design, insurance agency and financial services relating to the petrochemical industry provided by Sinopec Group and its associates. The relevant connected transactions were conducted in accordance with the terms of the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement. The current Mutual Product Supply and Sales Service Framework Agreement and Comprehensive Services Framework Agreement were renewed with Sinopec Corp. and Sinopec Group respectively upon approval and authorization at our 2016 Extraordinary General Meeting held on October 18, 2016. At the 2016 Extraordinary General Meeting, our shareholders also approved certain caps on the annual transaction values of certain ongoing continuing connected transactions for the years ending December 31, 2017, 2018 and 2019. The transaction amounts of the relevant connected transactions in 2017 did not exceed such caps.

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

The table below sets forth certain relevant information regarding our continuing connected transactions with Sinopec Corp. and Sinopec Group under the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement in 2017.

Type of major transactions	Connected parties	Annual cap for 2017	Transaction Amount during the reporting Period	Unit: RMB’000 Percentage Of the total Amount of the same type of transaction (%)

Mutual Product Supply and Sales Services Framework Agreement

Purchases of raw materials	Sinopec Corp. and its associates	63,257,000	43,414,163	66.24

Sales of petroleum and petrochemical products	Sinopec Corp. and its associates	82,507,000	48,947,814	53.20

Property leasing	Sinopec Corp. and its associates	36,000	28,368	60.75

Agency sales of petrochemical	Sinopec Corp. and its associates	195,000	116,616	100.00

Comprehensive Services Framework Agreement

Construction, installation and engineering design services	Sinopec Group and its associates	1,788,000	172,666	11.89

Petrochemical industry insurance services	Sinopec Group and its associates	140,000	126,405	97.18

Financial services	Sinopec Group	200,000	5,147	1.92

On December 5, 2016, the Company entered into an asset leasing agreement (the “Lease Agreement”) with Baishawan branch of Sinopec Petroleum Reserve Company Limited (the “Baishawan Branch”), a wholly-owned subsidiary of Sinopec Group. Pursuant to the Lease Agreement, the Company rents the oil tanks and ancillary facilities from the Baishawan Branch at an annual rent up to RMB53,960,000 (exclusive of VAT), with the leasing period from 1 January 2016 to 31 December 2018. The Lease Agreement was considered and approved at the 16th meeting of the eighth session of the Board on 24 November 2016. In 2017, the Company incurred leasing cost of RMB53,960,000.

On April 27, 2017, the Company considered and approved at the 19th meeting of the Eighth Session of the Board to give up its pre-emptive rights in acquiring the 50% equity interests in SECCO held by BP. Sinopec Corp. intended to acquire the above equity interests through its subsidiary, Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd..

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

To fund SECCO’s new acrylonitrile plant project with a capacity of 260,000 tons/year, its new ethylene plant with a new supercharger, its new butadiene plant with a capacity of 90,000 tons/year, and its utility facilities upgrading project, in 2013, the shareholders of SECCO agreed to increase the registered capital of SECCO by U.S.$150,085,618 according to their respective shares in the equity interests in SECCO.

In October 2017, BP transferred its 50% equity interests in SECCO to a subsidiary of Sinopec Corp., Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd.. As a result of equity transfer, we, Sinopec Corp. and Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd. own 20%, 30% and 50% interests in SECCO, respectively, and SECCO was converted into a PRC domestic company. The registered capital of SECCO is RMB7,800,811,272.00, all of which had been fully contributed by the shareholders in accordance with their equity percentages in SECCO as of October 18, 2017..

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

B. Significant Changes.

No significant change has occurred since the date of the financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING.

A. Offer and Listing Details

Set forth below is certain market information relating to our H Shares, ADSs and domestic shares for the periods indicated.

	The Stock Exchange of Hong Kong (HK$)		The New York Stock Exchange (US$)		The Shanghai Stock Exchange (RMB)
	High	Low	High	Low	High	Low
2013	2.50	1.44	48.24	26.98	5.47	2.67
2014	2.85	1.86	35.30	22.73	4.69	2.81
2015	5.33	2.21	65.21	28.48	11.91	3.88
2016	4.28	2.86	54.86	35.86	7.95	5.07
2017	5.03	3.96	64.66	50.92	7.09	6.17

2016

First Quarter	3.93	2.86	50.42	35.86	6.96	5.07
Second Quarter	4.00	3.37	51.90	42.87	7.95	5.63
Third Quarter	4.11	3.52	53.69	45.37	6.44	5.74
Fourth Quarter	4.28	3.82	54.86	48.89	6.68	5.81

	The Stock Exchange of Hong Kong (HK$)		The New York Stock Exchange (US$)		The Shanghai Stock Exchange (RMB)
	High	Low	High	Low	High	Low
2017

First Quarter	5.03	4.18	64.66	54.06	6.87	6.39
Second Quarter	4.69	3.96	60.16	50.92	6.74	6.28
Third Quarter	4.89	4.10	62.70	53.29	7.09	6.29
Fourth Quarter	4.93	4.29	63.47	55.67	6.59	6.17

2018

First Quarter	4.97	4.33	64.43	56.07	7.09	5.79

Most Recent Six Months
October 2017	4.93	4.63	63.47	60.08	6.34	6.17
November 2017	4.71	4.48	61.11	57.88	6.59	6.34
December 2017	4.57	4.29	58.21	55.67	6.51	6.26
January 2018	4.97	4.55	64.43	58.08	7.09	6.55
February 2018	4.79	4.33	60.72	56.07	6.74	5.79
March 2018	4.87	4.60	62.25	59.11	6.09	5.82

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

B. Memorandum and Articles of Association.

We are a joint stock limited company established in accordance with the PRC Company Law and certain other laws and regulations of the PRC. We are registered with the Shanghai Administration of Industry and Commerce with business license number 91310000132212291W.

The following is a summary based upon provisions of our Articles of Association as currently in effect, the PRC Company Law (1993) (as amended) and other selected laws and regulations applicable to us. You should refer to the text of the Articles of Association and to the texts of applicable laws and regulations for further information.

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

Sources of Shareholders’ Rights

China’s legal system is based on written statutes and is a system in which decided legal cases have little precedent value. China’s legal system is similar to civil law systems in this regard. In 1979, China began the process of developing its legal system by undertaking to promulgate a comprehensive system of laws. In December 1993, the Standing Committee of the 8th National People’s Congress adopted the PRC Company Law. Although the PRC Company Law is expected to serve as the core of a body of regulatory measures, which will impose a uniform standard of corporate behavior on companies and their directors and shareholders, only a limited portion of this body of regulatory measures has so far been promulgated.

Currently, the primary sources of shareholder rights are the Articles of Association, the PRC Company Law and the HKSE listing rules, which, among other things, impose standards of conduct, fairness and disclosure on us, our directors and our controlling shareholder. To facilitate the offering and listing of shares of Chinese companies overseas, and to regulate the behavior of companies whose shares are listed overseas, the former State Council Securities Committee and the former State Commission for Restructuring the Economic System issued the Mandatory Provisions for articles of association of Companies Listing Overseas on August 27, 1994. These provisions have been incorporated into our Articles of Association and any amendment to those provisions will only become effective after approval by the companies approval department authorized by the State.

In addition, upon the listing of and for so long as the H shares are listed on the HKSE, we will be subject to those relevant ordinances, rules and regulations applicable to companies listed on the HKSE, the Securities and Futures Ordinance and the Codes on Takeovers and Mergers and Share Repurchases.

Unless otherwise specified, all rights, obligations and protections discussed below derive from our Articles of Association and/or the PRC Company Law.

Enforceability of Shareholders’ Rights

There has not been any public disclosure in relation to the enforcement by holders of H shares of their rights under the charter documents of joint stock limited companies or the PRC Company Law or in the application or interpretation of the Chinese or Hong Kong regulatory provisions applicable to Chinese joint stock limited companies.

In most states of the United States, shareholders may sue a corporation “derivatively.” A derivative suit involves the commencement by a shareholder of a corporate cause of action against persons who have allegedly wronged the corporation, where the corporation itself has failed to enforce the claims directly. This would include suits against corporate officers, directors, or the controlling shareholder. This type of action is brought based upon a primary right of the corporation, but is asserted by a shareholder on behalf of the corporation. In accordance with the PRC Company Law, if a company incurs losses due to the violation of any provision of laws, administrative regulations or the company’s articles of association by any of its directors, supervisors and officers during his/her discharge of duties entrusted by the company, or due to any other person’s infringement of the company’s legal rights or interests, the shareholders of the company may take legal action before a court under the PRC Company Law.

Our Articles of Association provide that all differences or claims

•	between a holder of H shares and us;

•	between a holder of H shares and any of our directors, supervisors, manager or other senior officers; or

•	between a holder of H shares and a holder of domestic shares,

involving any right or obligation provided in the Articles of Association, the PRC Company Law or any other relevant law or administrative regulation which concerns our affairs must, with certain exceptions, be referred to arbitration at either the China International Economic and Trade Arbitration Commission in China or the Hong Kong International Arbitration Center. Our Articles of Association also provide that the arbitration will be final and conclusive. On June 21, 1999, an arrangement was made between Hong Kong and China for the summary mutual enforcement of each other’s arbitration awards in a manner consistent with the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards and practices that occurred before the handover of Hong Kong to China. This arrangement was approved by the Supreme Court of China and the Hong Kong Legislative Council, and became effective on February 1, 2000.

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

Dividend payments may be subject to Chinese withholding tax. See Item 10. Additional Information – E. Taxation.

Voting Rights and Shareholders’ Meetings

Our Board of Directors must convene a shareholders’ annual general meeting once every year within six months from the end of the preceding financial year. Our board must convene an extraordinary general meeting within two months of the occurrence of any one of the following events:

•	where the number of directors is less than five as required by the PRC Company Law or two-thirds of the number specified in our Articles of Association;

•	where our unrecovered losses reach one-third of the total amount of our share capital;

•	where shareholder(s) holding 10% or more of our issued and outstanding voting shares request(s) in writing; or

•	whenever our board deems necessary or our Supervisory Committee so requests.

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

On July 21, 2005, the Chinese government changed its policy of pegging the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since the adoption of this new policy, the value of the Renminbi has fluctuated daily within a narrow band, but overall has appreciated against the U.S. dollar. Nevertheless, the Chinese government continues to receive significant international pressure to further liberalize its currency policy which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. The value of the Renminbi appreciated by 6.16% against the U.S. dollar in the year 2017.

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

For a Corporation

According to the Enterprise Income Tax Law of the People’s Republic of China (“Enterprise Income Tax Law”) and its implementation rules, effective January 1, 2008, dividends by Chinese resident enterprises to non-resident enterprises are ordinarily subject to a Chinese withholding tax levied at a flat rate of 10%. For purposes of the Enterprise Income Tax Law, a “Chinese resident enterprise” is an enterprise which is either (i) set up in China in accordance with PRC laws or (ii) set up in accordance with the laws of a foreign country (region) but whose actual administrative headquarters is in China. For purposes of the Enterprise Income Tax Law, a “non-resident enterprise” is an enterprise which is set up in accordance with the laws of a foreign country (region) and whose actual administrative headquarters is located outside China but which has either (i) set up a legal presence in China or (ii) has income originating from China despite not having formally set up a legal presence in China. The State Administration of Taxation issued a Circular on Issues Relating to the Withholding of Enterprise Income Tax for Dividends Distributed by Resident Enterprises in China to Non-resident Enterprises Holding H-shares of the Enterprises (Guo Shui Han [2008] No. 897) on November 6, 2008, which further clarifies that Chinese resident enterprises should, in distributing dividends for 2008 or any year hereafter to non-resident enterprises holding H-shares of the Chinese resident enterprise, withhold enterprise income tax for such dividends at a tax rate of 10%. After receiving dividends, non-resident enterprises holding H-shares of any Chinese resident enterprise can, on their own or through an agent, file an application to the relevant taxation authorities for such dividends to be covered by any applicable tax treaty (or other arrangement). The relevant taxation authorities should, upon reviewing and verifying the application and supporting materials to be correct, refund the difference between the tax levied and the tax payable calculated at a tax rate specified by the applicable tax treaty (or other arrangement).

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

This summary is for general information only and does not address all aspects of U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as: banks; financial institutions; insurance companies; dealers in stocks, securities, or currencies; entities treated as partnerships for U.S. federal income taxes or partners therein; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; expatriates of the United States; individuals subject to the alternative minimum tax; persons holding H Shares or ADSs as part of a straddle, hedge, conversion transaction, or other integrated transaction; persons who acquired H Shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation for services; persons actually or constructively holding 10% or more of the voting power or value of our stock; U.S. Holders (as defined below) whose functional currency is other than the U.S. dollar; and persons holding our H Shares or ADSs in connection with a trade or business conducted outside the United States.

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

Dispositions of H Shares or ADSs

Subject to the discussion in “Passive Foreign Investment Company” below, you generally will recognize taxable gain or loss realized on the sale or other taxable disposition of H Shares or ADSs equal to the difference between the U.S. dollar value of (i) the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis in the H Shares or ADSs. Such gain or loss will be a capital gain or loss. Capital gain from the sale or other taxable disposition of H Shares or ADSs held by certain non-corporate U.S. Holders will be taxed at preferential rates if such H Shares or ADSs have been held for more than one year and certain other requirements are met. The deductibility of capital losses is subject to limitations. Any gain or loss recognized generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

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

Information Reporting and Backup Withholding

Generally, information reporting requirements will apply to distributions on H Shares or ADSs or proceeds from the disposition of H Shares or ADSs paid within the United States (and, in certain cases, outside the United States) to a U.S. Holder unless such U.S. Holder is an exempt recipient, such as a corporation. Furthermore, backup withholding (currently at 24%) may apply to such amounts unless such U.S. Holder (i) is an exempt recipient that, if required, establishes its right to an exemption, or (ii) provides its taxpayer identification number, certifies that it is not currently subject to backup withholding, and complies with other applicable requirements.

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

Commodity Price Risk

We are exposed to commodity price risk related to price volatility of crude oil and refined oil products. We had no program of commodity price hedging activities and did not engage in any such activities in 2016 or 2017. See Item 3. Key Information – D. Risk Factors – Our operations may be adversely affected by the cyclical nature of the petroleum and petrochemical market and by the volatility of prices of crude oil and petrochemical products.

Interest Rate Risk

We are subject to risk resulting from fluctuations in interest rates. Our borrowings are fixed and variable rate bank and other borrowings, with original maturities ranging from 1 to 5 years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. We had no program of interest rate hedging activities and did not engage in any such activities in 2016 or 2017.

The following table provides information, by maturity date, regarding our interest rate sensitive financial instruments, which consist of fixed and variable rate short term and long term debt obligations, as of December 31, 2017 and 2016.

	As of December 31, 2017
	2018	2019	2020	2021	2022	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—
In RMB	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—
Variable rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—
In RMB	606,157	—	—	—	—	606,157	606,157
Average interest rate(1)	2.93%	—	—	—	—	2.93%	2.93%

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

	As of December 31, 2016
	2017	2018	2019	2020	2021	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—
In RMB	500,000	—	—	—	—	500,000	500,000
Average interest rate(1)	2.97%	—	—	—	—	2.97%	2.97%
Variable rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—
In Euro	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—
In RMB	46,432	—	—	—	—	46,432	46,432
Average interest rate(1)	4.35%	—	—	—	—	4.35%	4.35%

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

Exchange Rate Risk

We are also exposed to foreign currency exchange rate risk as a result of our foreign currency denominated short term borrowing and, to a limited extent, cash and cash equivalents denominated in foreign currencies. The following table provides information, by maturity date, regarding our foreign currency exchange rate sensitive financial instruments, which consist of cash and cash equivalents, short term debt obligations as of December 31, 2017 and 2016.

As of December 31, 2017
	2018	2019	2020	2021	2022	Thereafter	Total Recorded Amount	Fair Value
(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments
Cash and cash equivalents:
In Hong Kong Dollars	—	—	—	—	—	—	—	—
In U.S. Dollars	247,549	—	—	—	—	—	247,549	247,549
In Euro	—	—	—	—	—	—	—	—
In Japanese Yen	—	—	—	—	—	—	—	—
In Swiss Frank	—	—	—	—	—	—	—	—
Debt:
Fixed rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate (1)	—	—	—	—	—	—	—	—
Variable rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate (1)	—	—	—	—	—	—	—	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

As of December 31, 2016
	2017	2018	2019	2020	2021	Thereafter	Total Recorded Amount	Fair Value
(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments
Cash and cash equivalents:
In Hong Kong Dollars	—	—	—	—	—	—	—	—
In U.S. Dollars	249,281	—	—	—	—	—	249,281	249,281
In Euro	—	—	—	—	—	—	—	—
In Japanese Yen	—	—	—	—	—	—	—	—
In Swiss Frank	—	—	—	—	—	—	—	—
Debt:
Fixed rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate (1)	—	—	—	—	—	—	—	—
Variable rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate (1)	—	—	—	—	—	—	—	—
Variable rate bank and other loans in EURO	—	—	—	—	—	—	—	—
Average interest rate (1)	—	—	—	—	—	—	—	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

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

12.D.4 Fees and Other Payments Made by the Bank of New York Mellon

From January 1, 2017 through March 31, 2018, a total of U.S.$92,238.16 was paid by the Bank of New York Mellon on our behalf for our ADSs program. The standard out-of-pocket maintenance costs for our ADSs program were U.S.$163,491.79, which have been waived by the Bank of New York Mellon.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of the end of the fiscal year covered by this annual report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports we file under the Exchange Act is accumulated and communicated to the management to allow timely decisions to be made regarding required disclosures, and is recorded, processed, summarized and reported as and when required.

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

Our management assessed the effectiveness of our internal control over financial reporting based upon the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of December 31, 2017. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017 based on these criteria.

PricewaterhouseCoopers Zhong Tian LLP (“PwC”), an independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 20-F and, as part of the audit, has issued a report, included herein, on the effectiveness of our internal control over financial reporting.

(c). Report of Independent Registered Public Accounting Firm.

Our independent auditors have issued an audit report on the effectiveness of our internal control over financial reporting. This report appears on page F-2.

(d). Changes in Internal Control over Financial Reporting.

For the year ended December 31, 2017, there have been no changes to our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Ms. Li Yuanqin who is currently serving on our audit committee, is an audit committee financial expert and is an Independent Director (under the standards set forth in the NYSE rules and Rule 10A-3 of the Exchange Act).

ITEM 16B.	CODE OF ETHICS.

Sinopec Group Company, the controlling shareholder of Sinopec Corp., adopted a Staff Code in 2014 to provide disciplines and requirements for its staff’s conducts, including legal and ethical matters as well as the sensitivities involved in reporting illegal and unethical matters. The Staff Code covers such areas as health, safety and environment, conflict of interests, anti-corruption, protection and proper use of our assets and properties, as well as reporting requirements. The Staff Code also applies to all directors, officers and employees of each subsidiary of Sinopec Group Company, including us. We have provided all our directors and senior officers with a copy of the Staff Code and required them to comply with in it order to ensure our operations are proper and lawful. We have posted the Staff Code on the following website: http://www.sinopec.com/listco/en/Resource/Pdf/ygsz2014b.pdf.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table summarizes the fees charged by PwC, our principal accountant, for certain services rendered to us during 2016 and 2017.

	For the year ended December 31,
	(in thousands of RMB)
	2016	2017
Audit fees (1)	7,800	7,800
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All other fees (4)	—	150
Total	7,800	7,950

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services rendered by our principal auditors for the audit of our financial information.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by the our principal accountant, other than the services reported under audit fees, audit-related fees and tax fees.

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

Strategy Committee	N/A

The board of directors of a listed company can, through the resolution of the shareholders’ meeting, establish a strategy committee composed entirely of directors.

We formed a strategy committee on June 15, 2017. The key responsibility of the Strategy Committee is to conduct researches and give recommendations to the Board on major investment decisions, projects and major issues that affect our development, and monitor our long-term development strategic plan.

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

The Company has complied with the above mentioned rules.

Code of Ethics for Directors, Officers and Employees	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Each listed company may determine its own policies, but all listed companies should address the most important topics, including, among others, conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of listed company assets, compliance with laws, rules and regulations (including insider trading laws), and encouraging the reporting of any illegal or unethical behavior.	There is no such requirement for a code for ethics in China. As the directors and officers of the Company have all signed a Director Service Agreement, however, they are bound by their fiduciary duties to the Company. In addition, the directors and officers must perform their legal duties in accordance with the PRC Company Law, relevant requirements of CSRC and Mandatory Provisions to the Charter of Companies Listed Overseas.

	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards and he or she must promptly notify the NYSE in writing of any non-compliance with any applicable provisions of Section 303A.	No similar requirements.

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS.

See pages F-1 to F-78

ITEM 19.	EXHIBITS.

No.	Exhibit

1.1	Translation of the amended and restated Articles of Association of Sinopec Shanghai Petrochemical Company Limited as approved in the First Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2017 on August 2, 2017 (incorporated by reference to our Form 6-K (File No.001-12158) filed with the Commission on August 3, 2017).

2.	Amended and Restated Deposit Agreement between Sinopec Shanghai Petrochemical Company Limited and The Bank of New York Mellon dated May 11, 2011(incorporated by reference to Exhibit 2 of our annual report on Form 20-F (File No. 001-12158) filed with the Commission on April 30, 2012).

4.1	Translation of the renewed Product Supply and Sales Services Framework Agreement among Sinopec Shanghai Petrochemical Company Limited, China Petroleum & Chemical Corporation and China Petrochemical Corporation as approved in the First Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2016 on October 18, 2016 (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F Amendment No.1 (File No.001-12158) filed with the Commission on September 14, 2017).

4.2	Translation of the renewed Comprehensive Services Framework Agreement between Sinopec Shanghai Petrochemical Company Limited and China Petrochemical Corporation as approved in the First Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2016 on October 18, 2016 (incorporated by reference to Exhibit 4.2 of our annual report on Form 20-F Amendment No.1 (File No.001-12158) filed with the Commission on September 14, 2017).

4.3	Translation of the Property Right Transaction Agreement with Sinopec Sales Company Limited as approved in the eighteenth meeting of the seventh session of the board of directors of Sinopec Shanghai Petrochemical Company Limited on December 5, 2013 (incorporated by reference to Exhibit 4.3 of our annual report on Form 20-F (File No.001-12158) filed with the Commission on April 30, 2014).

4.4	English summary of principal terms of the Share Option Scheme as adopted at the second meeting of the eighth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited on August 15, 2014 (incorporated by reference to Appendix I of our Form 6-K (File No.001-12158) filed with the Commission on November 6, 2014).

8*	A list of subsidiaries of Sinopec Shanghai Petrochemical Company Limited.

12.1*	Certification of President Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1*	Certification of President Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on From 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 27, 2018	/s/ WU HAIJUN
Wu Haijun, President

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Sinopec Shanghai Petrochemical Company Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Sinopec Shanghai Petrochemical Company Limited and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Basis for Opinions (continued)

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

April 27, 2018

We have served as the Company’s auditor since 2013.

Sinopec Shanghai Petrochemical Company Limited

Consolidated Income Statement

For the year ended 31 December 2017

		Year ended 31 December
	Note	2015 RMB’000		2016 RMB’000		2017 RMB’000

Revenue	5		80,748,138		77,842,906		91,962,415
Sales taxes and surcharges			(13,710,933)		(11,906,438)		(12,744,088)

Net Sales			67,037,205		65,936,468		79,218,327
Cost of sales	10		(62,757,106)		(58,731,674)		(72,398,288)

Gross profit			4,280,099		7,204,794		6,820,039

Selling and administrative expenses	10		(600,859)		(546,087)		(535,259)
Other operating income	6		234,924		197,306		119,010
Other operating expenses	7		(33,871)		(24,275)		(21,379)
Other gains/(losses)-net	8		28,639		(53,882)		19,462

Operating profit			3,908,932		6,777,856		6,401,873

Finance income	9		49,302		137,302		268,379
Finance expenses	9		(293,081)		(53,617)		(61,047)

Finance (expenses)/income – net			(243,779)		83,685		207,332

Share of profit of investments accounted for using the equity method	19		572,035		916,754		1,243,693

Profit before income tax			4,237,188		7,778,295		7,852,898

Income tax expense	12		(926,777)		(1,796,822)		(1,698,739)

Profit for the year			3,310,411		5,981,473		6,154,159

Profit attributable to:
-Owners of the Company			3,274,308		5,968,466		6,143,222
-Non-controlling interests			36,103		13,007		10,937

			3,310,411		5,981,473		6,154,159

Earnings per share attributable to owners of the Company for the year (expressed in RMB per share)

Basic earnings per share	13	RMB	0.303	RMB	0.553	RMB	0.569

Diluted earnings per share	13	RMB	0.303	RMB	0.552	RMB	0.568

Earnings per ADS attributable to owners of the Company for the year (expressed in RMB per ADS)

Basic earnings per ADS		RMB	30.318	RMB	55.264	RMB	56.862

Diluted earnings per ADS		RMB	30.292	RMB	55.219	RMB	56.830

The notes on pages F-11 to F-78 are an integral part of these consolidated financial statements.

Wu Haijun	Zhou Meiyun
Chairman and General Manager	Director and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2017

		Year ended 31 December
	Note	2015 RMB’000	2016 RMB’000	2017 RMB’000

Profit for the year		3,310,411	5,981,473	6,154,159
Other comprehensive income/(loss):
Share of other comprehensive income/(loss) of investments accounted for using the equity method		—	18,213	(810)
Other comprehensive income/(loss) for the year, net of tax		—	18,213	(810)

Total comprehensive income for the year		3,310,411	5,999,686	6,153,349

Attributable to:
– Owners of the Company		3,274,308	5,986,679	6,142,412
– Non-controlling interests		36,103	13,007	10,937

Total comprehensive income for the year		3,310,411	5,999,686	6,153,349

The notes on pages F-11 to F-78 are an integral part of these consolidated financial statements.

Wu Haijun	Zhou Meiyun
Chairman and General Manager	Director and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Consolidated Balance Sheet

For the year ended 31 December 2017

			As at 31 December
	Note		2016 RMB’000	2017 RMB’000

Assets

Non-current assets
Lease prepayments and other assets	14		705,456	747,249
Property, plant and equipment	15		13,474,287	12,866,428
Investment properties	16		380,429	391,266
Construction in progress	17		717,672	1,001,118
Investments accounted for using the equity method	19		3,688,794	4,452,044
Deferred income tax assets	12		103,091	119,307

			19,069,729	19,577,412

Current assets
Inventories	20		6,159,473	6,597,598
Trade receivables	21		414,944	386,480
Bills receivable	21		1,238,620	1,090,479
Other receivables	21		165,798	83,551
Prepayments	21		165,804	228,269
Amounts due from related parties	21,30	(c)	1,290,619	1,975,408
Cash and cash equivalents	22		5,440,623	7,504,266
Time deposits with financial institutions	23		—	2,000,000

			14,875,881	19,866,051

Total assets			33,945,610	39,443,463

Equity and liabilities

Equity attributable to owners of the Company
Share capital	24		10,800,000	10,814,177
Reserves	25		13,921,965	17,416,056

			24,721,965	28,230,233
Non-controlling interests			281,270	285,307

Total equity			25,003,235	28,515,540

Sinopec Shanghai Petrochemical Company Limited

Consolidated Balance Sheet (Continued)

For the year ended 31 December 2017

			As at 31 December
	Note		2016 RMB’000	2017 RMB’000

Liabilities

Non-current liabilities
Deferred income	28		—	5,679

			—	5,679

Current liabilities
Borrowings	27		546,432	606,157
Financial liabilities at fair value through profit or loss	3		—	1,516
Advance from customers			462,992	470,865
Trade payables	29		2,123,904	1,908,457
Bills payable	29		5,000	—
Other payables	29		2,139,378	3,568,817
Amounts due to related parties	29,30	(c)	3,044,304	3,731,687
Income tax payable			620,365	634,745

			8,942,375	10,922,244

Total liabilities			8,942,375	10,927,923

Total equity and liabilities			33,945,610	39,443,463

The notes on pages F-11 to F-78 are an integral part of these consolidated financial statements.

The consolidated financial statements on pages F-4 to F-10 were approved by the Board of Directors on 27 April 2018 and were signed on its behalf.

Wu Haijun	Zhou Meiyun
Chairman and General Manager	Director and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Changes in Equity

For the year ended 31 December 2017

		Attributable to owners of the Company
	Note	Share capital RMB’000	Other reserves RMB’000	Retained earnings RMB’000	Total RMB’000	Non-controlling interests RMB’000	Total equity RMB’000
Balance at 1 January 2015		10,800,000	4,179,276	1,520,996	16,500,272	271,395	16,771,667

Total comprehensive income for the year		—	—	3,274,308	3,274,308	36,103	3,310,411

Employees share option scheme	26	—	22,702	—	22,702	—	22,702
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(10,460)	(10,460)
Utilisation of safety production fund	25	—	(312)	312	—	—	—

Balance at 31 December 2015		10,800,000	4,201,666	4,795,616	19,797,282	297,038	20,094,320

		Attributable to owners of the Company
	Note	Share capital RMB’000	Other reserves RMB’000	Retained earnings RMB’000	Total RMB’000	Non-controlling interests RMB’000	Total equity RMB’000
Balance at 1 January 2016		10,800,000	4,201,666	4,795,616	19,797,282	297,038	20,094,320

Profit for the year		—	—	5,968,466	5,968,466	13,007	5,981,473
Other comprehensive income		—	18,213	—	18,213	—	18,213

Total comprehensive income for the year		—	18,213	5,968,466	5,986,679	13,007	5,999,686

Dividends proposed and approved		—	—	(1,080,000)	(1,080,000)	—	(1,080,000)
Employees share option scheme	26	—	18,004	—	18,004	—	18,004
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(28,775)	(28,775)
Utilisation of safety production fund	25	—	(607)	607	—	—	—

Balance at 31 December 2016		10,800,000	4,237,276	9,684,689	24,721,965	281,270	25,003,235

Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Changes in Equity (Continued)

For the year ended 31 December 2017

		Attributable to owners of the Company
	Note	Share capital RMB’000	Other reserves RMB’000	Retained earnings RMB’000	Total RMB’000	Non-controlling interests RMB’000	Total equity RMB’000

Balance at 1 January 2017		10,800,000	4,237,276	9,684,689	24,721,965	281,270	25,003,235

Profit for the year		—	—	6,143,222	6,143,222	10,937	6,154,159
Other comprehensive loss		—	(810)	—	(810)	—	(810)

Total comprehensive income for the year		—	(810)	6,143,222	6,142,412	10,937	6,153,349

Dividends proposed and approved	31	—	—	(2,700,000)	(2,700,000)	—	(2,700,000)
Employees share option scheme	25,26	—	(10,640)	—	(10,640)	—	(10,640)
Exercise of share option	25,26	14,177	62,319	—	76,496	—	76,496
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(6,900)	(6,900)
Utilisation of safety production fund	25	—	(346)	346	—	—	—

Balance at 31 December 2017		10,814,177	4,287,799	13,128,257	28,230,233	285,307	28,515,540

The notes on pages F-11 to F-78 are an integral part of these consolidated financial statements.

Wu Haijun	Zhou Meiyun
Chairman and General Manager	Director and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Cash Flows

For the year ended 31 December 2017

		Year ended 31 December
	Note	2015 RMB’000	2016 RMB’000	2017 RMB’000
Cash flows from operating activities
Cash generated from operations	32	5,176,515	8,479,057	8,784,496
Interest paid to related parties		(32,400)	(3,570)	—
Interest paid to third parties		(178,173)	(25,617)	(17,664)
Income tax paid		(33,118)	(1,268,100)	(1,706,014)

Net cash generated from operating activities		4,932,824	7,181,770	7,060,818

Cash flows from investing activities
Dividends received from joint ventures and associates		216,530	557,312	479,633
Interest received from related parties		624	232	5,147
Interest received from third parties		46,263	124,148	221,835
Net proceeds from disposal of property, plant and equipment	32	16,875	11,889	3,407
Net proceeds from disposal of joint ventures		—	—	10,339
Cash received from entrusted lending		82,000	106,000	88,000
Cash received from six-month time deposits		—	—	500,000
Cash payment of six-month time deposits		—	—	(2,500,000)
Cash payment of entrusted lending		(106,000)	(88,000)	(12,000)
Purchases of property, plant and equipment from related parties		(74,702)	(205,775)	(172,154)
Purchases of property, plant and equipment and other long-term assets from third parties		(620,575)	(695,701)	(1,024,909)

Net cash used in investing activities		(438,985)	(189,895)	(2,400,702)

Cash flows from financing activities
Proceeds from borrowings from third parties		26,279,758	2,589,432	2,119,147
Proceeds from exercising share option incentive scheme		—	—	54,580
Proceeds from borrowings from related parties		5,720,000	—	—
Repayments of borrowings to related parties		(6,420,000)	(370,000)	—
Repayments of borrowings to third parties		(29,264,713)	(3,743,000)	(2,059,422)
Dividends paid to the Company’s shareholders		(287)	(1,084,814)	(2,697,188)
Dividends paid by subsidiaries to non-controlling interests		(10,460)	(28,775)	(6,900)

Net cash used in financing activities		(3,695,702)	(2,637,157)	(2,589,783)

Net increase in cash and cash equivalents		798,137	4,354,718	2,070,333
Cash and cash equivalents at beginning of the year	22	279,198	1,077,430	5,440,623
Exchange gain/(loss) on cash and cash equivalents		95	8,475	(6,690)

Cash and cash equivalents at end of the year	22	1,077,430	5,440,623	7,504,266

The notes on pages F-11 to F-78 are an integral part of these consolidated financial statements.

Wu Haijun	Zhou Meiyun
Chairman and General Manager	Director and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

1	General information

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

Pursuant to the “Approval on matters relating to the Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited” issued by the State-owned Assets Supervision and Administration Commission of the State Council (State Owned Property [2013] No.443), a General Meeting of A share shareholders was held on 8 July 2013 and passed the resolution of “Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited (Amendment)” (“the Share Segregation Reform Resolution”) which was published by the Company on Shanghai Stock Exchange (“SSE”) website on 20 June 2013.

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

The 15th meeting of the 7th term of Board of Directors was held on 28 August 2013 and the Company proposed and passed a resolution regarding interim cash dividend for the first half of 2013 and the conversion of share premium and surplus reserve to share capital. The resolution included a distribution of 5 shares and a cash dividend distribution of RMB 0.5 (tax included) for every 10 shares based on the 7,200,000 thousands ordinary shares as at 30 June 2013. Among the 5 shares distributed, 3.36 shares were converted from share premium of RMB 2,420,841 thousands and 1.64 shares were converted from surplus reserves of RMB 1,179,159 thousands. The resolution were approved by the extraordinary general meeting of shareholders, A share class shareholders meeting and H share class shareholders meeting on 22 October 2013, respectively.

The first tranche of the Share Option Incentive Scheme was exercised on 29 August 2017, and the Company received cash payment of RMB 54,580 thousands from 199 grantees. As a result, ordinary A shares of 14,177 thousands were registered on 27 September 2017.

As at 31 December 2017, total shares of the Company were 10,814,177 thousands (31 December 2016: 10,800,000 thousands).

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

1	General information (continued)

The Company and its subsidiaries (“the Group”) are principally engaged in processing crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

These consolidated financial statements are presented in thousands of Renminbi Yuan (RMB), unless otherwise stated. These financial statements have been approved for issue by the Board of Directors on 27 April 2018.

2	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities at fair value through profit or loss, which are carried at fair value.

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

(a)	New and amended standards adopted by the Group

The following new and amended standards and interpretations are effective for the financial year beginning on 1 January 2017. None of them has a material impact on the Group.

Amendments to IAS 7, ‘Statement of cash flows’

Amendments to IAS 12, ‘Income taxes’

Amendment to IFRS 12, ‘Disclosure of interest in other entities’

There are no other amended standards or interpretations that are effective for the first time for this annual period that could be expected to have a material impact on the Group.

(b)	New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2017 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and derecognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the whole of IAS 39. IFRS 9 introduces a new model for the recognition of impairment losses – the expected credit losses (ECL) model, which constitutes a change from the incurred losses model in IAS 39. IFRS 9 applies to all hedging relationships, with the exception of portfolio fair value hedges of interest rate risk. The new guidance better aligns hedge accounting with the risk management activities of an entity and provides relief from the more “rule-based” approach of IAS 39. IFRS 9 is effective for annual periods beginning on or after 1 January 2018 and the Group will apply the new rules retrospectively from 1 January 2018, with the practical expedients permitted under the standard. It is not expected to have any significant impact on the consolidated financial statement of the Group.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

2	Summary of significant accounting policies (continued)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures (continued)

(b)	New standards and interpretations not yet adopted (continued)

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

The application of HKFRS 15 may further result in the identification of separate performance obligations in relation to shipping service derived from oversea trading sales of the Group which could affect the timing of the recognition of revenue, from point in time to overtime going forward. The standard permits either a full retrospective or a modified retrospective approach for the adoption. Mandatory for financial years commencing on or after 1 January 2018. The Group intends to adopt the standard using the modified retrospective approach which means that the cumulative impact of the adoption will be recognised in retained earnings as of 1 January 2018 and that comparatives will not be restated.

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

The standard will affect primarily the accounting for the Group’s operating leases when the Group is as the leasee in those leases. As at the reporting date, the Group has non-cancellable operating lease commitments, as disclosed in Note 33(b). The Group is still evaluating the effects of the new standard on the other lease commitments with the lease term greater than one year and intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption. At this stage, the Group does not intend to adopt the standard before its effective date.

There are no other standards that are not yet effective and that would be expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

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

For the year ended 31 December 2017

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

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to “share of profit of investments accounted for using the equity method” in the income statement.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

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

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in RMB, which is the Company’s functional and the Group’s presentation currency.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

2	Summary of significant accounting policies (continued)

2.6	Foreign currency translation (continued)

(b)	Transactions and balances

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

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the income statement within “finance income or expenses”. All other foreign exchange gains and losses are presented in the income statement within “Other gains/(losses) – net”.

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

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other gains/(losses) – net” in the income statement.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

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

For the year ended 31 December 2017

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

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for the amounts that are settled or expected to be settled more than 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables comprise “trade receivables, bills receivable and other receivables” and “cash and cash equivalents” in the balance sheet (Note 2.17 and 2.18).

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

Gains or losses arising from changes in the fair value of the “financial liabilities at fair value through profit or loss” category are presented in the income statement within “Other gains/(losses) – net” in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statement as part of “other income” when the Group’s right to receive payments is established.

Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognised in “other comprehensive income”.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as “gains and losses from investment securities”.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement as part of “other income”. Dividends on available-for-sale equity instruments are recognized in the income statement as part of other income when the Group’s right to receive payments is established.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

2	Summary of significant accounting policies (continued)

2.13	Offsetting financial instruments

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

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

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

For the year ended 31 December 2017

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

For the year ended 31 December 2017

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

For the year ended 31 December 2017

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

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

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

For the year ended 31 December 2017

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

(a)	Equity-settled share-based payment transactions

The Group operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted：

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

For the year ended 31 December 2017

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

For the year ended 31 December 2017

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

For the year ended 31 December 2017

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

For the year ended 31 December 2017

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

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Nevertheless the Group is exposed to foreign exchange risk arising from the recognised assets and liabilities (mainly trade payables), and future transactions denominated in foreign currencies, primarily with respect to USD. The Group’s finance department at its headquarter is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimise the foreign exchange risk. During the year ended 31 December 2017, the Group did not enter into any forward foreign exchange contracts apart from a subsidiary, China Jinshan Associated Trading Corporation, which uses forward foreign exchange contracts to mitigate its exposure to foreign exchange risk. The forward contracts China Jinshan Associated Trading Corporation used are not designed as hedging instrument (2016: the Group did not enter into any forward foreign exchange contracts).

As at 31 December 2017, if the foreign currencies had weakened/strengthened by 5% against RMB with all other variables held constant, the Group’s net profit for the year would have been RMB 25,101 thousands increased/decreased as a result of foreign exchange gains/losses on translation of foreign currencies denominated trade payables (31 December 2016: RMB 23,139 thousands, 31 December 2015: RMB 3,605 thousands).

(ii)	Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from short-term interest bearing borrowings. Borrowings obtained at variable rates expose the Group to cash flow interest rate risk. Borrowings obtained at fixed rates expose the Group to fair value interest rate risk. The Group determines the relative proportions of its fixed rate and floating rate contracts depending on the prevailing market conditions. As at 31 December 2017, the Group’s short-term interest bearing borrowings denominated with floating rates amounted to RMB 606,157 thousands, which represented 100% of total borrowing balance (31 December 2016: RMB 46,432 thousands, representing 7% of total borrowing balance).

The Group’s finance department at its headquarter continuously monitors the interest rate position of the Group. Increases in interest rates will increase the cost of new borrowing and the interest expenses with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. The Group makes adjustments timely with reference to the latest market conditions and may enter into interest rate swap agreements to mitigate its exposure to interest rate risk. During the year ended 31 December 2017 and 2016, the Group did not enter into any interest rate swap agreements.

As at 31 December 2017, if interest rates on the floating rate borrowings had risen/fallen by 50 basis points while all other variables had been held constant, the Group’s net profit would have decreased/increased by approximately RMB 2,273 thousands (31 December 2016: RMB 174 thousands), mainly as a result of higher/lower interest expense on floating rate borrowings.

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

For the year ended 31 December 2017

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(b)	Credit risk

Credit risk is managed on group basis. It mainly arises from cash at bank, time deposit, trade receivables, other receivables, bills receivable, etc.

The Group expects that there is no significant credit risk associated with cash at bank since they are deposited at state-owned banks and other medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has policies to limit the credit exposure on trade receivables, other receivables, bills receivable and time deposits. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The credit history of the customers is regularly monitored by the Group. In respect of customers with a poor credit history, the Group will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Group is limited to a controllable extent.

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

The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and its ability to obtain adequate external financing to support its working capital and meet its debt obligation when they become due. As at 31 December 2017, the Group had credit facilities with several PRC financial institutions which provided the Group to borrow up or to guarantee the issuance of the bills of lading to RMB 21,296,000 thousands, within which amounted to RMB 20,273,466 thousands were unused. The maturity dates of the unused facility amounted to RMB 6,710,000 thousands will be after 31 December 2018 as disclosed in Note 27. Management assessed that all the facilities could be renewed upon the expiration dates.

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. As at 31 December 2017, the Group held cash and cash equivalents of RMB 7,504,266 thousands (31 December 2016: RMB 5,440,623 thousands) (Note 22) and trade receivables of RMB 386,480 thousands (31 December 2016: RMB 414,944 thousands) (Note 21), that are expected to readily generate cash inflows for managing liquidity risk.

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(c)	Liquidity risk (continued)

	Less than 1 year RMB’000	Between 1 and 2 years RMB’000	Between 2 and 5 years RMB’000	Over 5 years RMB’000	Total RMB’000

As at 31 December 2017

Borrowings	606,157	—	—	—	606,157
Trade payables	1,908,457	—	—	—	1,908,457
Other payables	789,567	—	—	—	789,567
Amounts due to related parties	3,725,278	—	—	—	3,725,278
Derivative financial instruments	1,516	—	—	—	1,516

	7,030,975	—	—	—	7,030,975

	Less than 1 year RMB’000	Between 1 and 2 years RMB’000	Between 2 and 5 years RMB’000	Over 5 years RMB’000	Total RMB’000

As at 31 December 2016

Borrowings	546,432	—	—	—	546,432
Bill payables	5,000	—	—	—	5,000
Trade payables	2,123,904	—	—	—	2,123,904
Other payables	563,682	—	—	—	563,682
Amounts due to related parties	3,030,490	—	—	—	3,030,490

	6,269,508	—	—	—	6,269,508

3.2	Capital management

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

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including “current and non-current borrowings” as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as “equity” as shown in the consolidated balance sheet plus net debt.

As cash and cash equivalents exceed total borrowings, which was resulted primarily from the significantly improved profitability and the early repayment of some bank loans before its maturity, there was no net debt as at 31 December 2017 and 2016.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

3	Financial risk management (continued)

3.3	Fair value estimation

The table below analyses the Group’s financial instruments carried at fair value as at 31 December 2017 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorised into three levels within a fair value hierarchy as follows:

•	The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

•	The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximise the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Recurring fair value measurements As at 31 December 2017	Notes	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
Financial assets
Time deposits with financial institutions		—	2,000,000	—	2,000,000

Total financial assets		—	2,000,000	—	2,000,000

Financial liabilities
Foreign exchange contracts		—	1,516	—	1,516

Total financial liabilities		—	1,516	—	1,516

There were no transfers among level 3 during the year ended 31 December 2017.

Financial assets and financial liabilities not measured at fair value mainly represent bills receivable, trade receivables and other receivables, trade and other payables (except for the staff salaries and welfare payables and taxes payables) and borrowings. As at 31 December 2017, these financial assets are expected to be collected in one year or less and these financial liabilities are due within one year or less. As a result, the carrying amounts of these financial assets and liabilities not measured at fair value are a reasonable approximation of their fair value.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

3	Financial risk management (continued)

3.4	Offsetting financial assets and financial liabilities

(a)	Financial assets

As at 31 December 2016 RMB’000
Gross amount of recognised amounts due from related parties	1,403,442
Gross amount of recognised amounts due to related parties set off in the balance sheet	(112,823)

Net amounts of amounts due from related parties presented in the balance sheet	1,290,619

(b)	Financial liabilities

As at 31 December 2016 RMB’000
Gross amount of recognised amounts due to related parties	3,157,127
Gross amount of recognised amounts due from related parties set off in the balance sheet	(112,823)

Net amounts of amounts due to related parties presented in the balance sheet	3,044,304

According to the offsetting master arrangements entered into in October 2014 between the Company and its related party, Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”) and in December 2016 between the Company and its related party, BOC-SPC Gases Company Limited (“BOC”), the relevant financial assets and liabilities of each operating agreement between the Company and Shanghai Secco and those between the Company and BOC, are settled on a net basis as at 31 December 2016. No such agreement or offset settlement was identified as at 31 December 2017.

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

4	Critical accounting estimates and assumptions (continued)

(a)	Net realisable value (“NRV”) of inventories

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

(b)	Impairments for non-financial assets

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

(c)	Useful life and residual value of property, plant and equipment

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

In making the assessment of whether it is probable the Group will realize or utilise the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilize the deferred tax assets recognized at 31 December 2017, the Group would need to generate future taxable income of at least RMB 477 million. Based on estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income to utilize the deferred tax assets.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

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

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise investments accounted for using the equity method, deferred income tax assets, cash and cash equivalents,time deposits,entrusted lending and incomes relating to these assets (such as share of profit of investments accounted for using equity method and interest income) and borrowings and interest expenses.

The Group principally operates in five operating segments: synthetic fibres, resins and plastics, intermediate petrochemicals, petroleum products and trading of petrochemical products. Synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products are produced through intermediate steps from the principal raw material of crude oil. The specific products of each segment are as follows:

(i)	The synthetic fibres segment produces primarily polyester, acrylic fibres and carbon fibres, which are mainly used in the textile and apparel industries.

(ii)	The resins and plastics segment produces primarily polyester chips, polyethylene resins, polypropylene resins and PVA granules. The polyester chips are used to produce polyester fibres, coating and containers. Polyethylene resins and plastics are used to produce insulated cable, mulching films and moulded products such as housewares and toys. Polypropylene resins are used for films, sheets and moulded products such as housewares, toys, consumer electronics and automobile parts.

(iii)	The intermediate petrochemicals segment primarily produces p-xylene, benzene and ethylene oxide. The intermediate petrochemicals produced by the Group are both served as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres, and sold to external customers.

(iv)	The petroleum products segment is equipped with crude oil refinery facilities used to produce qualified refined gasoline, fuel, diesel oil, heavy oil and liquefied petroleum gas, and provide raw materials for the Group’s downstream petrochemical processing facilities.

(v)	The trading of petrochemical products segment is primarily engaged in importing and exporting of petrochemical products. The products are sourced from international and domestic suppliers.

(vi)	Other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include investment property leasing, service provision and a variety of other commercial activities.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

5	Segment information (continued)

	2015			2016			2017
	Total segment revenue	Inter- segment revenue	Revenue from external customers	Total segment revenue	Inter- segment revenue	Revenue from external customers	Total segment revenue	Inter- segment revenue	Revenue from external customers
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Synthetic fibres	2,397,015	—	2,397,015	1,915,242	—	1,915,242	2,061,765	—	2,061,765
Resins and plastics	10,348,002	106,042	10,241,960	10,164,433	91,673	10,072,760	10,596,844	123,824	10,473,020
Intermediate petrochemicals	23,305,685	13,697,886	9,607,799	20,360,722	11,248,718	9,112,004	23,302,939	12,949,321	10,353,618
Petroleum products	47,473,490	3,579,131	43,894,359	38,776,209	3,514,487	35,261,722	53,259,378	8,737,935	44,521,443
Trading of petrochemical products	16,940,621	3,220,905	13,719,716	22,148,401	1,551,453	20,596,948	24,953,285	1,240,250	23,713,035
Others	1,429,317	542,028	887,289	1,369,671	485,441	884,230	1,364,977	525,443	839,534

	101,894,130	21,145,992	80,748,138	94,734,678	16,891,772	77,842,906	115,539,188	23,576,773	91,962,415

	2015	2016	2017
	RMB’000	RMB’000	RMB’000
Segment result - Profit/(loss) from operations
Petroleum products	1,862,304	3,812,973	3,120,024
Resins and plastics	1,218,598	1,637,578	1,355,908
Intermediate petrochemicals	956,820	1,810,011	2,206,128
Trading of petrochemical products	15,165	51,168	60,583
Synthetic fibres	(356,399)	(608,891)	(475,266)
Others	212,444	75,017	134,496

Profit from operations	3,908,932	6,777,856	6,401,873
Net finance (expenses)/income	(243,779)	83,685	207,332
Share of profit of investments accounted for using the equity method	572,035	916,754	1,243,693

Profit before taxation	4,237,188	7,778,295	7,852,898

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

5	Segment information (continued)

Other profit and loss disclosures

	2015			2016			2017
	Depreciation and amortisation	Impairment loss	Inventory write down	Depreciation and amortisation	Impairment loss	Inventory write down	Depreciation and amortisation	Impairment loss	Inventory (write-down) /reversal
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Synthetic fibres	(159,472)	—	(4,768)	(137,153)	(185,096)	(38,750)	(79,658)	(49,107)	(38,287)
Resins and plastics	(122,558)	—	(339)	(120,641)	—	1,575	(163,618)	(9)	(5,177)
Intermediate petrochemicals	(552,833)	(50,001)	(429)	(525,698)	(14,351)	(642)	(538,435)	(50,210)	(4,487)
Petroleum products	(979,911)	—	(3,168)	(886,784)	(53,155)	—	(922,670)	(44)	(12,399)
Trading of petrochemical products	(175)	—	(13,150)	(176)	—	—	(171)	—	—
Others	(230,012)	(756)	(23,014)	(211,808)	(1,570)	(38,451)	(129,577)	(18,875)	(111)

	(2,044,961)	(50,757)	(44,868)	(1,882,260)	(254,172)	(76,268)	(1,834,129)	(118,245)	(60,461)

	As at 31 December
	2016	2017
	Total assets	Total assets
	RMB’000	RMB’000
Allocated assets
Synthetic fibres	1,405,804	1,101,836
Resins and plastics	1,821,576	2,184,706
Intermediate petrochemicals	4,441,418	5,122,226
Petroleum products	13,426,863	13,792,883
Trading of petrochemical products	1,186,590	1,229,927
Others	2,323,376	1,883,275

Allocated assets	24,605,627	25,314,853

Unallocated assets
Investments accounted for using the equity method	3,688,794	4,452,044
Cash and cash equivalents	5,440,623	7,504,266
Time deposits with financial institutions	—	2,000,000
Deferred income tax assets	103,091	119,307
Others	107,475	52,993

Unallocated assets	9,339,983	14,128,610

Total assets	33,945,610	39,443,463

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

5	Segment information (continued)

	As at 31 December
	2016	2017
	Total liabilities	Total liabilities
	RMB’000	RMB’000
Allocated liabilities

Synthetic fibres	344,287	461,706
Resins and plastics	1,118,166	1,209,940
Intermediate petrochemicals	1,126,031	1,330,601
Petroleum products	4,323,580	5,718,117
Trading of petrochemical products	1,407,484	1,521,818
Others	76,395	79,584

Allocated liabilities	8,395,943	10,321,766

Unallocated liabilities

Borrowings	546,432	606,157

Unallocated liabilities	546,432	606,157

Total liabilities	8,942,375	10,927,923

	2015	2016	2017
	RMB’000	RMB’000	RMB’000
Additions to property, plant and equipment, construction in progress, lease prepayments and other assets

Synthetic fibres	38,629	106,872	130,908
Resins and plastics	94,935	169,330	156,189
Intermediate petrochemicals	180,806	261,291	525,828
Petroleum products	546,996	740,520	1,076,212
Others	96,886	36,965	20,738

	958,252	1,314,978	1,909,875

Entity-wide information

The Group’s revenue from external customers are mainly within Mainland China in 2017, 2016 and 2015.

As at 31 December 2017 and 31 December 2016, assets other than financial instruments are mainly within Mainland China.

Revenue of approximate RMB 39,804,025 thousands (2016: RMB 31,796,065 thousands, 2015: RMB 39,657,297 thousands) are derived from a single customer. These revenues are attributable to the Petroleum products and Others segments.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

6	Other operating income

	2015	2016	2017
	RMB’000	RMB’000	RMB’000
Government grants (i)	150,116	144,631	65,703
Rental income from investment property (Note 16)	48,553	46,164	46,700
Income from pipeline transportation services	6,731	5,215	4,454
Others	29,524	1,296	2,153

	234,924	197,306	119,010

(i)	Government grants

Grants related to R&D and other tax refund of RMB 65,266 thousands (2016: RMB 144,631 thousands, 2015: RMB 150,116 thousands) are included in the “government grants” line item. There are no unfulfilled conditions or other contingencies attaching to these grants. The Group did not benefit directly from any other forms of government assistance.

Deferral and presentation of government grants

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as “deferred income” and are credited to profit or loss on a straight-line basis over the expected lives of the related assets. See Note 28 for further details. For the year ended 31 December 2017, RMB 437 thousands (For the year ended 31 December 2016 and 2015: Nil) were included in the government grants line item.

7	Other operating expenses

	2015	2016	2017
	RMB’000	RMB’000	RMB’000
Cost related to lease of investment property	(13,453)	(13,904)	(13,738)
Others	(20,418)	(10,371)	(7,641)

	(33,871)	(24,275)	(21,379)

8	Other gains/(loss) - net

	2015	2016	2017
	RMB’000	RMB’000	RMB’000
Loss on disposal of property, plant and equipment-net	(9,393)	(42,031)	(13,017)
Net foreign exchange gain/(loss)	878	(11,851)	23,656
Gain from disposal of joint venture	—	—	10,339
Loss on financial liabilities at fair value through profit or loss	—	—	(1,516)
Forward foreign exchange contracts	37,154	—	—

	28,639	(53,882)	19,462

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

9	Finance income and expenses

	2015 RMB’000	2016 RMB’000	2017 RMB’000
Interest income	49,302	133,484	268,379
Net foreign exchange gain	—	3,818	—

Finance income	49,302	137,302	268,379

Interest on bank and other borrowings	(215,460)	(56,080)	(55,188)
Less: amounts capitalized on qualifying assets	3,518	2,463	804

Net interest expense	(211,942)	(53,617)	(54,384)
Net foreign exchange loss	(81,139)	—	(6,663)

Finance expenses	(293,081)	(53,617)	(61,047)

Finance (expenses)/income - net	(243,779)	83,685	207,332

10	Expense by nature

	2015 RMB’000	2016 RMB’000	2017 RMB’000
Cost of raw material	41,483,278	31,922,984	42,075,096
Cost of trading products	13,573,180	20,423,854	23,531,983
Employee benefit expenses (Note 11)	2,595,646	2,487,534	2,752,996
Depreciation and amortisation (Note 14, 15,16)	2,044,961	1,882,260	1,834,129
Repairs and maintenance expenses	978,845	1,192,203	1,136,379
Transportation costs	337,454	323,678	306,654
Impairment loss (Note 15, 21)	50,757	254,172	118,245
Sales commissions (Note 30)	112,245	100,221	116,616
Inventory write-down (Note 20)	44,868	76,268	60,461
Leasing expenses	23,477	73,852	79,438
Auditors’ remuneration - audit services	7,800	7,800	7,800
Change of goods in process and finished goods	855,692	(731,944)	(58,784)
Other expenses	1,249,762	1,264,879	972,534

Total cost of sales, selling and administrative expenses	63,357,965	59,277,761	72,933,547

11	Employee benefit expenses

	2015 RMB’000	2016 RMB’000	2017 RMB’000
Wages and salaries	1,719,419	1,666,806	1,769,535
Social welfare costs	694,415	640,710	622,854
Share options granted to directors and employees (Note 26)	22,702	18,004	11,276
Others (a)	159,110	162,014	349,331

Total employee benefit expense	2,595,646	2,487,534	2,752,996

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

11	Employee benefit expenses (continued)

(a)	For the year ended 31 December 2017, employee benefit expenses – others included the termination benefits accrued for employees accepted voluntary redundancy of a subsidiary of the Company amounting to RMB 154,081 thousands, which was paid subsequently in January 2018.

(i)	Five highest paid individuals

During the year ended 31 December 2015, 2016 and 2017, all 5 individuals with the highest emoluments are directors and supervisors whose emoluments are disclosed in Note 36(i).

12	Income tax

	2015 RMB’000	2016 RMB’000	2017 RMB’000
-Current income tax	82,753	1,828,868	1,714,955
-Deferred taxation	844,024	(32,046)	(16,216)

Income tax expense	926,777	1,796,822	1,698,739

A reconciliation of the expected income tax calculated at the applicable tax rate and total profit with the actual income tax is as follows:

	2015 RMB’000	2016 RMB’000	2017 RMB’000
Profit before taxation	4,237,188	7,778,295	7,852,898

Expected PRC income tax at the statutory tax rate of 25%	1,059,297	1,944,574	1,963,225
Tax effect of share of profit of investments accounted for using the equity method	(140,509)	(225,813)	(307,547)
Tax effect of other non-taxable income	(19,178)	(16,610)	(8,733)
Tax effect of non-deductible loss, expenses and costs	5,486	23,578	7,268
True up for final settlement of enterprise income taxes in respect of previous year	1,752	32,457	(15,121)
Utilisation of previously unrecognized tax losses	—	(58)	(1,185)
Tax losses for which no deferred income tax asset was recognized	32,273	25,219	60,832
Temporary differences for which no deferred income tax asset was recognized in current year	15	13,511	—
Utilisation of previously unrecognised temporary differences	(12,359)	(36)	—

Actual income tax	926,777	1,796,822	1,698,739

The provision for PRC income tax is calculated at the rate of 25% (2016 and 2015: 25%) on the estimated taxable income of the year ended 31 December 2017 determined in accordance with relevant income tax rules and regulations. The Group did not carry out business overseas and therefore does not incur overseas income taxes.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

12	Income tax (continued)

(i)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2016	2017
	RMB’000	RMB’000
Deferred tax assets:
– Deferred tax asset to be recovered after more than 12 months	69,382	87,341
– Deferred tax asset to be recovered within 12 months	40,309	37,053

	109,691	124,394

Deferred tax liabilities:
– Deferred tax liabilities to be recovered after more than 12 months	(4,500)	(3,574)
– Deferred tax liabilities to be recovered within 12 months	(2,100)	(1,513)

	(6,600)	(5,087)

Deferred tax assets - net	103,091	119,307

(ii)	Movements in deferred tax assets and liabilities are as follows:

	Balance at 1 January 2016	Recognized in income statement	Balance at 31 December 2016
	RMB’000	RMB’000	RMB’000
Impairment for bad and doubtful debts, provision for inventories and payroll payables	19,792	1,081	20,873
Provision for impairment losses in fixed assets, construction in progress	137,908	35,868	173,776
Difference in depreciation	(91,321)	(7,755)	(99,076)
Capitalisation of borrowing costs	(8,701)	2,101	(6,600)
Tax losses carried forward	2,875	(2,875)	—
Share option	5,675	4,501	10,176
Others	4,817	(875)	3,942

Deferred tax assets	71,045	32,046	103,091

	Balance at 1 January 2017	Recognized in income statement	Balance at 31 December 2017
	RMB’000	RMB’000	RMB’000
Impairment for bad and doubtful debts and provision for inventories	20,873	3,634	24,507
Provision for impairment losses in fixed assets	173,776	29,212	202,988
Difference in depreciation	(99,076)	(16,419)	(115,495)
Capitalisation of borrowing costs	(6,600)	2,933	(3,667)
Share option	10,176	(6,360)	3,816
Others	3,942	3,216	7,158

Deferred tax assets	103,091	16,216	119,307

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

12	Income tax (continued)

The Group recognizes deferred tax assets only to the extent that it is probable that future taxable income will be available against which the assets can be utilised. Based on the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets will be utilised, management believes that it is probable the Group will realize the benefits of these temporary differences for which deferred tax assets have been recognized.

(iii)	Deferred tax assets not recognized

As at 31 December 2017, certain subsidiaries of the Company did not recognise the deferred tax assets in respect of the impairment losses on property, plant and equipment amounting to RMB 486,592 thousands and provision for inventories amounting to RMB 47,582 thousands (31 December 2016: RMB 456,623 thousands and RMB 46,190 thousands respectively), because it was not probable that the related tax benefit would be realized.

As at 31 December 2017, certain subsidiaries of the Company did not recognize the deferred tax assets of RMB 607,753 thousands (31 December 2016: RMB 432,634 thousands) in respect of unused tax losses carried forward for PRC income tax purpose because it was not probable that the related tax benefit would be realized.

Tax losses carried forward that are not recognised as deferred tax assets will expire in the following years:

	2016	2017
	RMB’000	RMB’000
2017	68,211	—
2018	63,733	63,733
2019	70,723	70,723
2020	140,591	140,591
2021	89,376	89,376
2022	—	243,330

	432,634	607,753

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

13	Earnings per share

(a)	Basic

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year.

	2015	2016	2017
	RMB’000	RMB’000	RMB’000
Net profit attributable to owners of the Company	3,274,308	5,968,466	6,143,222

Weighted average number of ordinary shares in issue(thousands of shares)	10,800,000	10,800,000	10,803,690

Basic earnings per share(RMB per share)	RMB 0.303	RMB 0.553	RMB 0.569

Basic earnings per ADS(RMB per ADS)	RMB 30.318	RMB 55.264	RMB 56.862

(b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Company has dilutive potential ordinary shares from share options. The number of shares that would have been issued assuming the exercise of the share options less the number of shares that could have been issued at fair value (determined as the average market price per the Company’s A share for year ended 31 December 2017) for the same total proceeds is the number of shares issued for no consideration. The resulting number of shares issued for no consideration is included in the weighted average number of ordinary shares as the denominator for calculating diluted earnings per share.

The calculation of the diluted earnings per share for year ended 31 December 2015,2016 and 2017 was shown as:

	2015	2016	2017
	RMB’000	RMB’000	RMB’000
Earnings
Profit attributable to owners of the Company	3,274,308	5,968,466	6,143,222

Weighted average number of ordinary shares in issue (thousands of shares)	10,800,000	10,800,000	10,803,690
Adjustments for share options granted (thousands of shares)	9,041	8,632	6,179

Weighted average number of ordinary shares for diluted earnings per share (thousands of shares)	10,809,041	10,808,632	10,809,869

Diluted earnings per share (RMB per share)	RMB 0.303	RMB 0.552	RMB 0.568

Diluted earnings per ADS (RMB per ADS)(i)	RMB 30.292	RMB 55.219	RMB 56.830

(i)	ADSs” are references to our American Depositary Shares, which are listed and traded on the New York Stock Exchange. Each ADS represents 100 H Shares.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

14	Lease prepayments and other assets

	Land use rights RMB’000	Other Intangible assets RMB’000	Long-term prepaid expense RMB’000	Total RMB’000

As at 1 January 2016
Cost	708,972	81,085	359,488	1,149,545
Accumulated amortisation	(314,777)	(51,752)	—	(366,529)

Net book amount	394,195	29,333	359,488	783,016

Year ended 31 December 2016
Opening net book amount	394,195	29,333	359,488	783,016
Additions	—	—	324,523	324,523
Charge for the year	(14,491)	(2,922)	(226,744)	(244,157)
Reclassified to prepayments	—	—	(157,926)	(157,926)

Closing net book amount	379,704	26,411	299,341	705,456

As at 31 December 2016
Cost	708,972	81,085	299,341	1,089,398
Accumulated amortisation	(329,268)	(54,674)	—	(383,942)

Net book amount	379,704	26,411	299,341	705,456

Year ended 31 December 2017
Opening net book amount	379,704	26,411	299,341	705,456
Additions	—	—	491,288	491,288
Charge for the year	(14,598)	(2,922)	(228,115)	(245,635)
Reclassified to prepayments	—	—	(212,926)	(212,926)
Transferred from property, plant and equipment (Note 15)	9,066	—	—	9,066

Closing net book amount	374,172	23,489	349,588	747,249

As at 31 December 2017
Cost	725,152	81,085	349,588	1,155,825
Accumulated amortisation	(350,980)	(57,596)	—	(408,576)

Net book amount	374,172	23,489	349,588	747,249

Long-term prepaid expenses are mainly catalyst. As at 31 December 2017, current portion of catalyst amounted to RMB 212,926 thousands (31 December 2016: RMB 157,926 thousands,) was reclassified to prepayments, while the net book value of non-current portion was RMB 338,837 thousands (31 December 2016: RMB 287,423 thousands).

During the year ended 31 December 2017, the amortisation of RMB 245,635 thousands (2016: RMB 244,157 thousands, 2015: RMB 322,647 thousands) has been charged in cost of sales.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

15	Property, plant and equipment

	Buildings RMB’000	Plant and machinery RMB’000	Vehicles and other equipment RMB’000	Total RMB’000
As at 1 January 2016
Cost	3,813,839	40,630,644	1,903,931	46,348,414
Accumulated depreciation	(2,216,300)	(27,279,363)	(1,495,393)	(30,991,056)
Impairment loss	(279,099)	(640,897)	(54,043)	(974,039)

Net book amount	1,318,440	12,710,384	354,495	14,383,319

Year ended 31 December 2016
Opening net book amount	1,318,440	12,710,384	354,495	14,383,319
Additions	195	149,691	16,826	166,712
Disposals	(1,300)	(33,660)	(2,173)	(37,133)
Reclassification	(4,192)	(5,573)	9,765	—
Transferred from construction in progress (Note 17)	28,652	757,157	42,782	828,591
Transferred from investment property (Note 16)	11,587	—	—	11,587
Charge for the year	(94,189)	(1,467,424)	(62,934)	(1,624,547)
Impairment loss	—	(247,058)	(7,184)	(254,242)

Closing net book amount	1,259,193	11,863,517	351,577	13,474,287

As at 31 December 2016
Cost	3,841,570	41,025,426	1,924,313	46,791,309
Accumulated depreciation	(2,303,278)	(28,330,684)	(1,511,509)	(32,145,471)
Impairment loss	(279,099)	(831,225)	(61,227)	(1,171,551)

Net book amount	1,259,193	11,863,517	351,577	13,474,287

Year ended 31 December 2017
Opening net book amount	1,259,193	11,863,517	351,577	13,474,287
Additions	—	1,231	1,694	2,925
Disposals	(736)	(14,029)	(1,659)	(16,424)
Reclassification	(22,337)	20,519	1,818	—
Transferred from construction in progress(Note 17)	3,631	1,085,101	43,484	1,132,216
Transferred to investment property (Note 16)	(24,489)	—	—	(24,489)
Transferred to lease prepayments and other assets (Note 14)	(9,066)	—	—	(9,066)
Charge for the year	(83,803)	(1,423,511)	(67,528)	(1,574,842)
Impairment loss	—	(118,179)	—	(118,179)

Closing net book amount	1,122,393	11,414,649	329,386	12,866,428

As at 31 December 2017
Cost	3,641,220	41,661,819	1,907,177	47,210,216
Accumulated depreciation	(2,239,728)	(29,299,129)	(1,516,564)	(33,055,421)
Impairment loss	(279,099)	(948,041)	(61,227)	(1,288,367)

Net book amount	1,122,393	11,414,649	329,386	12,866,428

In the year ended 31 December 2017, the amount of depreciation expense charged to cost of sales and selling and administrative expense were RMB 1,565,465 thousands and RMB 9,377 thousands, respectively (2016: RMB 1,616,117 thousands and RMB 8,430 thousands, respectively; 2015: RMB 1,706,595 thousands and RMB 2,172 thousands, respectively).

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

15	Property, plant and equipment (continued)

During the year ended 31 December 2017, the Group made impairment provision of RMB 118,179 thousands against these property, plant and equipment which will be redundant and replaced by new facilities (2016: RMB 254,242 thousands).

16	Investment property

RMB’000
As at 1 January 2016
Cost	556,884
Accumulated depreciation	(151,312)

Net book amount	405,572

Year ended 31 December 2016
Opening net book amount	405,572
Transferred to property, plant and equipment (Note 15)	(11,587)
Charge for the year	(13,556)

Closing net book amount	380,429

As at 1 January 2017
Cost	540,493
Accumulated depreciation	(160,064)

Net book amount	380,429

Year ended 31 December 2017
Opening net book amount	380,429
Transferred from property, plant and equipment (Note 15)	24,489
Charge for the year	(13,652)

Closing net book amount	391,266

As at 31 December 2017
Cost	594,135
Accumulated depreciation	(202,869)

Net book amount	391,266

As at 31 December 2017, the Group had no contractual obligations for future repairs and maintenance (31 December 2016 and 2015: Nil).

Investment properties represent certain floors of an office building leased to other entities including related parties.

The fair value of the investment properties of the Group as at 31 December 2017 was estimated by the directors to be approximately RMB 1,332,452 thousands by reference to market values of similar properties in the nearby area (31 December 2016: RMB 1,330,700 thousands). This fair value estimation was at level 3 of fair value hierarchy by using market observable inputs. The investment property has not been valued by an external independent appraiser.

Rental income of RMB 46,700 thousands was recognized by the Group for the year ended 31 December 2017 (2016: RMB 46,164 thousands, 2015: RMB 48,553 thousands).

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

17	Construction in progress

	2016	2017
	RMB’000	RMB’000
As at 1 January	722,520	717,672
Additions	823,743	1,415,662
Transferred to property plant and Equipment (Note 15)	(828,591)	(1,132,216)

As at 31 December	717,672	1,001,118

During the year ended 31 December 2017, the Group capitalised borrowing costs amounting to RMB 804 thousands (2016: RMB 2,463 thousands, 2015: RMB 3,518 thousands) on qualifying assets. Borrowing costs were capitalised at the weighted average rate of its general borrowings of 2.93% (2016: 3.03%, 2015: 3.47%).

18	Subsidiaries

The following list contains the particulars of major subsidiaries of the Group, all of which are limited companies established and operated in the PRC as at 31 December 2017.

Company	Registered capital ’000	Percentage of equity directly held by the Company %	Percentage of equity held by the Group %	Percentage of equity held by non- controlling interests %	Principal activities
Shanghai Petrochemical Investment Development Company Limited	RMB 1,000,000	100.00	100.00	—	Investment management
China Jinshan Associated Trading Corporation	RMB 25,000	67.33	67.33	32.67	Import and export of petrochemical products and equipment
Shanghai Jinchang Engineering Plastics Company Limited	USD 9,154	—	74.25	25.75	Production of Polypropylene compound products
Shanghai Golden Phillips Petrochemical Company Limited	USD 50,000	—	60.00	40.00	Production of polyethylene products
Zhejiang Jin Yong Acrylic Fibre Company Limited	RMB 250,000	75.00	75.00	25.00	Production of acrylic fibre products
Shanghai Golden Conti Petrochemical Company Limited	RMB 545,776	—	100.00	—	Production of petrochemical products
Shanghai Jinshan Trading Corporation	RMB 100,000	—	67.33	32.67	Import and export of petrochemical products

The total comprehensive income attributable to non-controlling interests for the year ended 31 December 2017 is RMB 10,937 thousands (2016: RMB 13,007 thousands, 2015: 36,103 thousands).

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

19	Investments accounted for using the equity method

The amounts recognised in the balance sheet are as follows:

	2016	2017
	RMB’000	RMB’000
Associates
-Share of net assets	3,498,097	4,239,795

Joint ventures
-Share of net assets	190,697	212,249

	3,688,794	4,452,044

The amounts recognised in the share of profit of investments accounted for using the equity method are as follows:

	2016	2017
	RMB’000	RMB’000
Associates	929,315	1,200,141
Joint ventures	(12,561)	43,552

	916,754	1,243,693

Investment in associates

	2016	2017
	RMB’000	RMB’000
As at 1 January	3,074,156	3,498,097
Share of profit	929,315	1,200,141
Other comprehensive income	18,213	(810)
Cash dividends distribution	(523,587)	(457,633)

As at 31 December	3,498,097	4,239,795

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

19	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Set out below are the material associates of the Group as at 31 December 2017. The associates as listed below have share capital consisting solely of ordinary shares, which are held directly by the Group; the country of incorporation or registration is also their principal place of business.

Principal activities of material associates as at 31 December 2017 and 2016.

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

For the year ended 31 December 2017

19	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Summarised financial information for major associates

Set out below are the summarised financial information for the above associates.

Summarised balance sheet for material associates

As at 31 December 2016	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000
Current
-Current assets	5,596,573	4,265,139	110,499	153,980
-Current liabilities	(1,982,932)	(1,299,046)	(10,324)	(46,532)
Non-current
-Non-current assets	6,582,633	3,001,112	83,077	3,145
-Non-current liabilities	—	(1,655,448)	—	—

Net assets	10,196,274	4,311,757	183,252	110,593

As at 31 December 2017	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Current
-Current assets	11,601,793	3,615,350	105,178	168,675
-Current liabilities	(4,173,984)	(1,358,611)	(12,618)	(51,729)
Non-current
-Non-current assets	5,842,119	3,098,107	73,623	2,829
-Non-current liabilities	—	(690,497)	—	—

Net assets	13,269,928	4,664,349	166,183	119,775

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

19	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Summarised statement of comprehensive income for material associates

2015	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Revenue	23,848,576	1,032	245,060	186,657
Post-tax profit from continuing operations	2,185,268	235,635	8,155	20,507
Other comprehensive income	—	—	—	—

Total comprehensive income	2,185,268	235,635	8,155	20,507

Dividends declared by associate	780,000	42,000	7,315	30,000

2016	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Revenue	23,969,408	2,471,027	167,956	180,108
Post-tax profit/(loss) from continuing operations	3,753,476	513,804	(16,394)	16,278
Other comprehensive income	—	47,603	—	—

Total comprehensive income/(loss)	3,753,476	561,407	(16,394)	16,278

Dividends declared by associate	2,451,000	45,000	7,340	18,000

2017	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Revenue	29,186,371	2,664,866	193,007	234,852
Post-tax profit/(loss) from continuing operations	5,179,254	407,709	(17,069)	26,182
Other comprehensive income	—	(2,116)	—	—

Total comprehensive income/(loss)	5,179,254	405,593	(17,069)	26,182

Dividends declared by associate	2,105,600	53,001	—	17,000

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

19	Investments accounted for using the equity method (continued)

Investment in associates (continued)

The information above reflects the amounts presented in the financial statements of the associates (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the group and the associates.

Reconciliation of summarised financial information

Reconciliation of the summarised financial information presented to the carrying amount of its interest in material associates

Summarised financial information for material associates

2016	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Opening net assets 1 January	8,893,798	3,795,350	206,986	112,315
Profit/(loss) for the year	3,753,476	513,804	(16,394)	16,278
Other comprehensive income	—	47,603	—	—
Declared dividends	(2,451,000)	(45,000)	(7,340)	(18,000)

Closing net assets	10,196,274	4,311,757	183,252	110,593

% of ownership interest	20.00%	38.26%	40.00%	40.00%
Interest in associates	2,039,256	1,649,677	73,301	44,237
Unrealized upstream and downstream transaction	(7,979)	—	—	—

Unentitled portion (Note a)	—	(348,600)	—	—

Carrying value	2,031,277	1,301,077	73,301	44,237

2017	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000
Opening net assets 1 January	10,196,274	4,311,757	183,252	110,593
Profit/(loss) for the year	5,179,254	407,709	(17,069)	26,182
Other comprehensive income	—	(2,116)	—	—
Declared dividends	(2,105,600)	(53,001)	—	(17,000)

Closing net assets	13,269,928	4,664,349	166,183	119,775

% of ownership interest	20%	38.26%	40.00%	40.00%
Interest in associates	2,653,987	1,784,580	66,473	47,910
Unrealized upstream and downstream transaction	(9,512)	—	—	—
Unentitled portion (Note a)	—	(348,346)	—	—

Carrying value	2,644,475	1,436,234	66,473	47,910

Note a: Unentitled portion represented the earnings from sales of the lands injected by Government in Chemical Industry cannot be shared by other shareholders.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

19	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Summarised financial information for other associates

	2016	2017
	RMB’000	RMB’000
Carrying value of investments as at 31 December	48,205	44,703
Profit for the year	7,423	5,933
Total comprehensive income	7,423	5,933

Investment in joint ventures

	2016	2017
	RMB’000	RMB’000
As at 1 January	236,983	190,697
Share of (loss)/profit	(12,561)	43,552
Cash dividends distribution	(33,725)	(22,000)

As at 31 December	190,697	212,249

The joint venture listed below has share capital consisting solely of ordinary shares, which is held directly by the Group.

Name of entity	Place of business/country of incorporation	% of ownership interest	Nature of the relationship	Measurement method

BOC-SPC Gases Company Limited [“BOC”]	PRC	50	Production and sales of industrial gases	Equity
Shanghai Petrochemical Yangu Gas Development Company Limited [“Yangu Gas”]	PRC	50	Production and sales of industrial gases	Equity

BOC and Yangu Gas are private companies and there are no quoted market prices available for their shares.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

19	Investments accounted for using the equity method (continued)

Investment in joint venture (continued)

Summarised financial information for joint ventures

Set out below are the summarised financial information for joint ventures which are accounted for using the equity method.

Summarised balance sheet

As at 31 December 2016	BOC RMB’000	Yangu Gas RMB’000

Current
Cash and cash equivalents	43,356	27,174
Other current assets (excluding cash)	37,422	12,401

Total current assets	80,778	39,575

Financial liabilities	(29,522)	(3,104)
Other current liabilities	(12,545)	(2,115)

Total current liabilities	(42,067)	(5,219)

Non-current
Total non-current Assets	273,096	66,757
Total non-current liabilities	—	—

Net assets	311,807	101,113

As at 31 December 2017	BOC RMB’000	Yangu Gas RMB’000

Current
Cash and cash equivalents	81,288	37,541
Other current assets (excluding cash)	66,756	14,712

Total current assets	148,044	52,253

Financial liabilities	—	—
Other current liabilities	(40,291)	(5,868)

Total current liabilities	(40,291)	(5,868)

Non-current
Total non-current assets	241,323	53,556
Total non-current liabilities	—	—

Net assets	349,076	99,941

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

19	Investments accounted for using the equity method (continued)

Investment in joint venture (continued)

Summarised statement of comprehensive income for joint ventures

2015	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000

Revenue	396,176	118,966	68,469
Depreciation and amortisation	(44,727)	(8,498)	(10,952)
Interest income	326	50	169
Interest expense	(4,012)	(1,072)	(244)
Profit/(loss) from continuing operations	72,778	(24,213)	1,830
Income tax expense	(14,392)	—	—
Post-tax profit/(loss) from continuing operations	58,386	(24,213)	1,830
Other comprehensive income	—	—	—

Total comprehensive income/(loss)	58,386	(24,213)	1,830

Dividends declared by joint venture	—	—	1,300

2016	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000

Revenue	370,171	31,794	59,904
Depreciation and amortisation	(45,317)	(8,463)	(11,612)
Interest income	354	6	246
Interest expense	(927)	(775)	—
Profit/(loss) from continuing operations	66,855	(82,690)	(2,651)
Income tax expense	(16,370)	—	—
Post-tax profit/(loss) from continuing operations	50,485	(82,690)	(2,651)
Other comprehensive income	—	—	—

Total comprehensive income/(loss)	50,485	(82,690)	(2,651)

Dividends declared by joint venture	66,250	—	1,200

2017	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000

Revenue	410,254	13,848	59,883
Depreciation and amortisation	(45,680)	(7,452)	(9,829)
Interest income	503	—	360
Interest expense	(190)	(533)	—
Profit/(loss) from continuing operations	108,072	(6,605)	(1,172)
Income tax expense	(26,803)	—	—
Post-tax profit/(loss) from continuing operations	81,269	(6,605)	(1,172)
Other comprehensive income	—	—	—

Total comprehensive income/(loss)	81,269	(6,605)	(1,172)

Dividends declared by joint venture	44,000	—	—

The information above reflects the amounts presented in the financial statements of the joint ventures (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the joint ventures.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

19	Investments accounted for using the equity method (continued)

Investment in joint venture (continued)

Reconciliation of summarised financial information

2016	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000

Opening net assets 1 January	327,572	79,963	104,964
Profit/(loss) for the year	50,485	(82,690)	(2,651)
Other comprehensive income	—	—	—
Declared dividends	(66,250)	—	(1,200)

Closing net assets/(deficit)(a)	311,807	(2,727)	101,113
% of ownership interest	50.00%	50.00%	50.00%
Interest in joint ventures	155,903	—	50,558
Unrealized downstream transactions	(15,764)	—	—

Carrying value	140,139	—	50,558

2017	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000

Opening net assets 1 January	311,807	(2,727)	101,113
Profit/(loss) for the year	81,269	(6,605)	(1,172)
Other comprehensive income	—	—	—
Declared dividends	(44,000)	—	—

Closing net assets (a)	349,076	(9,332)	99,941
% of ownership interest	50.00%	—	50.00%
Interest in joint ventures	174,538	—	49,972
Unrealized downstream transactions	(12,261)	—	—

Carrying value	162,277	—	49,972

(a)	Jinpu was disposed of in August 2017 and the related profit of RMB 10,339 thousands was accounted for in other gains/(losses) - net. The Group’s share of losses in Jinpu exceeded RMB 2,727 thousands to its interest during the year ended 31 December, cumulatively exceeded RMB 2,727 thousands to its investment as at 31 December 2016 .

20	Inventories

	As at 31 December 2016			As at 31 December 2017
	Gross carrying amount RMB’000	Provision for declines in the value of inventories RMB’000	Carrying amount RMB’000	Gross carrying amount RMB’000	Provision for declines in the value of inventories RMB’000	Carrying amount RMB’000
Raw materials	3,863,647	(309)	3,863,338	4,265,699	(841)	4,264,858
Work in progress	1,004,580	(44,453)	960,127	951,493	(47,180)	904,313
Finished goods	1,154,679	(22,583)	1,132,096	1,265,964	(19,270)	1,246,694
Spare parts and consumables	266,189	(62,277)	203,912	259,934	(78,201)	181,733

	6,289,095	(129,622)	6,159,473	6,743,090	(145,492)	6,597,598

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

20	Inventories (continued)

The cost of inventories recognized in Cost of Sales amounted to RMB 65,607,079 thousands for the year ended 31December 2017 (2016: RMB 52,400,798 thousands, 2015: RMB 55,056,458 thousands) which excluded an inventory provision of RMB 60,461 thousands (2016: RMB 76,268 thousands, 2015: RMB 44,868 thousands).

As at 31 December 2017, the provision for inventory write-down was RMB 145,492 thousands (31 December 2016: RMB 129,622 thousands). During the year ended 31 December 2017, the Group sold certain finished goods and utilised certain spare parts and consumables which were previously provided for. The related provision of RMB 44,591 thousands was reversed and included in “cost of sales” in the consolidated income statement.

21	Trade and other receivables

	As at 31 December
	2016	2017
	RMB’000	RMB’000
Trade receivables	414,962	386,517

Less: impairment provision	(18)	(37)

	414,944	386,480

Bills receivable	1,238,620	1,090,479
Amounts due from related parties	1,290,619	1,975,408

	2,944,183	3,452,367

Prepayments	165,804	228,269

Other receivables	165,798	83,551

	3,275,785	3,764,187

During the year ended 31 December 2017, certain associates and joint ventures of the Group declared dividends with total amount of RMB 479,633 thousands to the Group (2016: RMB 557,312 thousands, 2015: RMB 197,158 thousands). As at 31 December 2017 and 31 December 2016, all these declared dividends had been received by the Group.

As at 31 December 2017, entrusted lendings of RMB 12,000 thousands included in other receivables was made by the Group at an interest rate of 1.75% per annum, which will be due in 2018 (31 December 2016: RMB 88,000 thousands included in other receivables was made by the Group at an interest rate of 1.75% per annum, 31 December 2015: RMB 106,000 thousands at interest rates ranging from 1.75% to 3.00% per annum).

The remaining balance of other receivables mainly represented interest receivables.

As of 31 December 2017, the Group didn’t have any trade receivable which was past due but not impaired (31 December 2016 and 2015: Nil).

Amounts due from related parties mainly represent trade-related balances, unsecured in nature and bear no interest.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

21	Trade and other receivables (continued)

The aging analysis of trade receivables, bills receivable and amounts due from related parties (net of allowance for doubtful debts) is as follows:

	As at 31 December
	2016 RMB’000	2017 RMB’000

Within one year	2,944,162	3,452,321
Above one year	21	46

	2,944,183	3,452,367

Movements of the Group’s impairment provision for trade and other receivables are as follows:

	2016 RMB’000	2017 RMB’000

As at 1 January	1,269	992
Provision for receivables impairment	71	66
Receivables written off during the year as uncollectible	(207)	(5)
Unused amounts reversed	(141)	—

As at 31 December	992	1,053

Bills receivables represent short-term bank acceptance receivables that entitle the Group to receive the full face amount of the receivables from the banks at maturity, which generally range from one to six months from the date of issuance. Historically, the Group had experienced no credit losses on bills receivables.

As at 31 December 2016 and 2017, no trade receivable or bills receivable was pledged as collateral.

Sales to third parties are generally on cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

22	Cash and cash equivalents

	As at 31 December
	2016	2017
	RMB’000	RMB’000
Cash deposits with a related party	169,261	29,128
Cash at bank and on hand	5,271,362	7,475,138

	5,440,623	7,504,266

23	Time deposits with financial institutions

	As at 31 December
	2016	2017
	RMB’000	RMB’000
Six-month time deposits with financial institutions	—	2,000,000

	—	2,000,000

24	Share capital

	Ordinary A shares listed in PRC with restriction RMB’000	Ordinary A shares listed in PRC RMB’000	Foreign invested H shared listed overseas RMB’000	Total RMB’000
As at 1 January 2016	4,380,000	2,925,000	3,495,000	10,800,000
Transition to unrestricted shares	(4,380,000)	4,380,000	—	—

As at 31 December 2016	—	7,305,000	3,495,000	10,800,000

As at 1 January 2017	—	7,305,000	3,495,000	10,800,000
Exercise of employee share options - proceeds received (Note 26)	—	14,177	—	14,177

As at 31 December 2017	—	7,319,177	3,495,000	10,814,177

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

25	Reserves

	Legal surplus RMB’000	Capital surplus RMB’000	Surplus reserve RMB’000	Other reserve RMB’000	Share premium RMB’000	Safety production fund RMB’000	Retained earnings RMB’000	Total RMB’000
Balance at 1 January 2016	4,072,476	4,180	101,355	22,702	—	953	4,795,616	8,997,282

Net profit attributable to shareholders of the Company	—	—	—	—	—	—	5,968,466	5,968,466
Dividends proposed and approved	—	—	—	—	—	—	(1,080,000)	(1,080,000)
Utilisation of safety production fund	—	—	—	—	—	(607)	607	—
Share option scheme (Note 26)	—	—	—	18,004	—	—	—	18,004
Share of other comprehensive income of investments accounted for using the equity method	—	—	—	18,213	—	—	—	18,213

Balance at 31 December 2016	4,072,476	4,180	101,355	58,919	—	346	9,684,689	13,921,965

Net profit attributable to shareholders of the Company	—	—	—	—	—	—	6,143,222	6,143,222
Dividends proposed and approved	—	—	—	—	—	—	(2,700,000)	(2,700,000)
Utilisation of safety production fund	—	—	—	—	—	(346)	346	—
Share option scheme (Note 26)	—	—	—	(10,640)	—	—	—	(10,640)
Exercise of share option	—	—	—	—	62,319	—	—	62,319
Share of other comprehensive income of investments accounted for using the equity method	—	—	—	(810)	—	—	—	(810)

Balance at 31 December 2017	4,072,476	4,180	101,355	47,469	62,319	—	13,128,257	17,416,056

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

26	Share-based payments

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

As at the grand date, the exercise price of each option was RMB 4.2. During the vesting period, the exercise price would be adjusted according to the declaration of dividends or any changes of total shares. As at 31 December 2017, the outstanding share options of each tranche, their exercisable date and exercise price are as follows. These outstanding share options will expire in twelve months after each exercisable date.

Tranche	Exercisable date	Exercise price (per share in RMB)	Outstanding share options

1	6 January 2017	3.85	—
2	6 January 2018	3.85	9,552,250
3	6 January 2019	3.85	9,552,250

The total fair value of share options at the grant date was RMB 65,412 thousands, which has been valued by an external valuation expert using Black-Scholes valuation model with the support from an external valuation expert.

The significant inputs into the model were as follows:

	Granting date

Spot share price	RMB	4.51
Exercise price	RMB	4.20
Expected volatility		41.20%
Maturity (years)		5.00
Risk-free interest rate		3.39%~3.67%
Dividend yield		1.00%

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

26	Share-based payments (continued)

The first tranche of the Share Option Incentive Scheme was exercised on 29 August 2017, and the Company received cash payment of RMB 54,580 thousands from 199 grantees, out of which, RMB 14,177 thousands were in share capital (Note 24) and RMB 40,403 thousands were in reserve as share premium (Note 25).

Share option expenses of RMB 11,276 thousands have been recognised in “Selling and administrative expenses” of the Consolidated Income Statement for the year ended 31 December 2017 (2016: RMB 18,004 thousands, 2015: RMB 22,702 thousands).

27	Borrowings

	As at 31 December
	2016	2017
	RMB’000	RMB’000
Loans due within one year
-Short term bank loans	546,432	606,157

	546,432	606,157

The weighted average interest rate for the Group’s borrowings was 2.93% for the year ended 31 December 2017 (2016: 3.03%).

As at 31 December 2017, no borrowings were secured by property, plant and equipment (31 December 2016: Nil).

As at 31 December 2017, the Group had credit facilities with several PRC financial institutions which provided the Group to borrow or to guarantee the issuance of the bills of lading up to RMB 21,296,000 thousands, within which amounted to RMB 20,273,466 thousands were unused. The maturity dates of the unused facility amounted to RMB 6,710,000 thousands will be after 31 December 2018. Management assessed that all the facilities could be renewed upon the expiration dates.

28	Deferred income

	2016	2017
	RMB’000	RMB’000

As at 1 January	—	—
Government grants received during the year to compensate the cost caused by the project of relocation of pipeline in Huanggutang	—	5,679

As at 31 December	—	5,679

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

29	Trade and other payables

	As at 31 December
	2016	2017
	RMB’000	RMB’000
Trade payables	2,123,904	1,908,457
Bills payable	5,000	—
Amounts due to related parties	3,044,304	3,731,687

	5,173,208	5,640,144

Staff salaries and welfares payable	37,634	123,959
Taxes payable (exclude income tax payable)	1,538,062	2,655,291
Interest payable	465	864
Dividends payable	20,473	23,686
Construction payable	191,043	425,891
Other liabilities	351,701	339,126

	2,139,378	3,568,817

	7,312,586	9,208,961

As at 31 December 2017 and 2016, all trade and other payables of the Group were non-interest bearing, and their fair value approximated their carrying amounts due to their short maturities.

As at 31 December 2017, amounts due to related parties included the advances from the related parties of RMB 6,407 thousands (31 December 2016: RMB 13,814 thousands).

As at 31 December 2017, the ageing analysis of the trade payables (including bills payable and amounts due to related parties with trading nature) based on invoice date was as follows:

	As at 31 December
	2016	2017
	RMB’000	RMB’000
Within one year	5,151,868	5,568,507
Between one and two years	7,373	58,016
Over two years	13,967	13,621

	5,173,208	5,640,144

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

30	Related party transactions

The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company

Sinopec Group	Ultimate parent company
BOC	Joint venture of the Group
Jinpu	Joint venture of the Group
Yangu Gas	Joint venture of the Group
Secco (i)	Associate of the Group
Chemical Industry	Associate of the Group
Jinsen	Associate of the Group
Azbil	Associate of the Group
Shanghai Nam Kwong Petro-Chemical Company Limited	Associate of the Group
Shanghai Jinhuan Petroleum Naphthalene Development Company Limited	Associate of the Group
Shanghai Chemical Industry Park Logistics Company Limited	Associate of the Group
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company
Sinopec Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Yizheng Chemical Fibre Company Limited	Subsidiary of the immediate parent company
China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Company Limited	Subsidiary of the immediate parent company
Sinopec Refinery Product Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Yangzi Petrochemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Beijing Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Ningbo Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Tianjin Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Russia Company Limited	Subsidiary of the immediate parent company
Sinopec Europe Company Limited	Subsidiary of the immediate parent company
China and South Korea (Wuhan) petrochemical Company Limited	Subsidiary of the immediate parent company
Sinopec USA Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding (Hong Kong) Company Limited	Subsidiary of the immediate parent company
Sinopec Huadong Supplies and Equipment Company Limited	Subsidiary of the immediate parent company
Petro-Cyber Works Information Technology Company Limited	Subsidiary of the immediate parent company
Sinopec Fuel Oil Sales Corporation Limited	Subsidiary of the immediate parent company
BASF-YPC Company Limited	Joint venture of the immediate parent company
Zhejiang Baling Hengyi Caprolactam Limited Company	Joint venture of the immediate parent company
Sinopec Petroleum Storage and Reserve Limited	Subsidiary of the ultimate parent company
Sinopec Assets Management Corporation	Subsidiary of the ultimate parent company
Shanghai Petrochemical Machine Manufacturing Company Limited	Subsidiary of the ultimate parent company

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

30	Related party transactions (continued)

Names of related parties	Relationship with the Company

Sinopec Shanghai Engineering Company Limited	Subsidiary of the ultimate parent company
The Fourth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Fifth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Tenth Construction Company of Sinopec	Subsidiary of the ultimate parent company
Sinopec Engineering Incorporation	Subsidiary of the ultimate parent company
Sinopec Ningbo Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Finance Company Limited(“Sinopec Finance”)	Subsidiary of the ultimate parent company

(i) For the year ended 31 December 2017, Secco becomes the subsidiary of the immediate parent company.

The following is a summary of significant balances and transactions between the Group and its related parties except for the dividends received as disclosed in the forgoing Note 21.

(a)	Most of the transactions undertaken by the Group during the year ended 31 December 2017 have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

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

Transactions between the Group and Sinopec Corp., its subsidiaries and joint ventures were as follows:

	2015	2016	2017
	RMB’000	RMB’000	RMB’000
Sales of petroleum products	41,731,401	33,159,665	39,992,682
Sales other than petroleum products	4,010,856	5,738,425	6,708,955
Purchases of crude oil	23,313,185	21,599,355	34,819,936
Purchases other than crude oil	4,683,317	3,748,055	4,987,955
Sales commissions	112,245	100,221	116,616
Rental income	29,071	28,160	28,368

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

30	Related party transactions (continued)

(b)	Other transactions between the Group and Sinopec Group and its subsidiaries, associates and joint ventures of the Group were as follows:

	2015	2016	2017
	RMB’000	RMB’000	RMB’000

Sales of goods and service fee income
- Sinopec Group and its subsidiaries	151,417	38,389	10,531
- Associates and joint ventures of the Group	1,466,511	2,051,620	3,043,689

	1,617,928	2,090,009	3,054,220

Purchase
- Sinopec Group and its subsidiaries	421,803	1,056,737	378,111
- Associates and joint ventures of the Group	3,607,573	3,602,791	4,034,448

	4,029,376	4,659,528	4,412,559

Insurance premiums expenses
- Sinopec Group and its subsidiaries	117,914	123,621	126,405

Lease expenses
- Sinopec Group and its subsidiaries	—	53,960	53,960

Interest income
- Sinopec Finance	624	232	5,147

Loans borrowed
- Sinopec Finance	5,720,000	—	—

Loans repayment
- Sinopec Finance	6,420,000	370,000	—

Interest expense
- Sinopec Finance	31,328	3,322	—

Construction and installation cost
- Sinopec Group and its subsidiaries	158,822	177,792	172,404

The directors of the Company are of the opinion that the transactions with Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group as disclosed in Note 30(a) and 30(b) were conducted in the ordinary course of business, on normal commercial terms and in accordance with the agreements governing such transactions.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

30	Related party transactions (continued)

(c)	The relevant amounts due from/to Sinopec Corp., its subsidiaries and joint venture, Sinopec Group and its subsidiaries, associates and joint ventures of the Group, arising from purchases, sales and other transactions as disclosed in Note 30 (a) and 30(b), are summarised as follows:

	As at 31 December
	2016	2017
	RMB’000	RMB’000

Amounts due from related parties
- Sinopec Corp., its subsidiaries and joint ventures	1,226,972	1,792,857
- Sinopec Group and its subsidiaries	331	763
- Associates and joint ventures of the Group	63,316	181,788

	1,290,619	1,975,408

Amounts due to related parties
- Sinopec Corp., its subsidiaries and joint ventures	2,620,546	3,250,329
- Sinopec Group and its subsidiaries	387,788	61,728
- Associates and joint ventures of the Group	35,970	419,630

	3,044,304	3,731,687

Cash deposits, maturing within 3 months
- Sinopec Finance	169,261	29,128

(d)	As at 31 December 2017 and 31 December 2016, cash deposits with Sinopec Finance were at an interest rate of 0.35% per annum.

(e)	Key management personnel compensation and post-employment benefit plans

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key personnel compensations are as follows:

	Year ended 31 December
	2015	2016	2017
	RMB’000	RMB’000	RMB’000

Short-term employee benefits	4,469	5,218	5,926
Post-employment benefits	147	148	143
Share-based payments	1,342	1,270	505

	5,958	6,636	6,574

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

30	Related party transactions (continued)

(f)	Contributions to defined contribution retirement plans

The Group participates in defined contribution retirement plans organized by municipal governments for its staff. The contributions to defined contribution retirement plans are as follows:

	Year ended 31 December
	2015	2016	2017
	RMB’000	RMB’000	RMB’000

Municipal retirement scheme costs	273,841	247,710	249,578
Supplementary retirement scheme costs	68,921	69,846	66,546

As at 31 December 2017 and 31 December 2016, there was no material outstanding contribution to the above defined contribution retirement plans.

(g)	Transactions with other state-owned entities in the PRC

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

30	Related party transactions (continued)

(h)	Commitments with related parties

(1)	Construction and installation cost:

	As at 31 December
	2016	2017
	RMB’000	RMB’000

Sinopec Group and its subsidiaries	4,310	29,528

(2)	Operating lease commitments – Group company as lessee

	As at 31 December
	2016	2017
	RMB’000	RMB’000

Sinopec Group and its subsidiaries
No later than 1 year	53,960	59,160
Later than 1 year and no later than 2 years	53,960	—

	107,920	59,160

The lease agreement is non-cancellable and will be ended at 31 December 2018.

(i)	Investment commitments with related parties

	As at 31 December
	2016	2017
	RMB’000	RMB’000

Capital contribution to Shanghai Secco	111,263	111,263

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

Except for the above disclosed in Note 30(h) and 30(i), the Group had no other material commitments with related parties as at 31 December 2017, which are contracted, but not included in the financial statements.

31	Dividend

An annual dividend in respect of the year ended 31 December 2017 of RMB 0.3 per share, amounting to a total dividend of RMB 3,247,144 thousands, was approved by the Board of Directors on 20 March 2018. This financial statement has not reflected such dividend payable.

Dividend in respect of the year ended 31 December 2016 of RMB 0.25 per share, amounting to a total dividend of RMB 2,700,000 thousands, was approved by the Board of Directors on 15 March 2017 and subsequently paid in July 2017.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

32	Cash generated from operations

Reconciliation of profit before taxation to cash used in operation:

	Year ended 31 December
	2015	2016	2017
	RMB’000	RMB’000	RMB’000

Profit before tax	4,237,188	7,778,295	7,852,898

Adjustment items:
Interest income	(49,302)	(133,484)	(268,379)
Share of profit of investments accounted for using the equity method	(572,035)	(916,754)	(1,243,693)
Gain on disposal of a joint venture	—	—	(10,339)
Loss on fair value change of transaction financial liabilities	—	—	1,516
Gain on forward contract	(37,154)	—	—
Interest expense	199,908	27,762	17,259
Foreign exchange loss/(gain)	81,139	(2,307)	7,091
Depreciation of property, plant and equipment	1,708,767	1,624,547	1,574,842
Depreciation of investment property	13,547	13,556	13,652
Amortisation of lease prepayments and other assets	322,647	244,157	245,635
Impairment loss on property, plant and equipment	50,001	254,242	118,179
Loss on disposal of property, plant and equipment-net	9,393	42,031	13,017
Government grant relating to disposal of property, plant and equipment	—	(15,000)	—
Share-based payment	22,702	18,004	11,276

Profit on operation before change of working capital	5,986,801	8,935,049	8,332,954

Decrease/(increase) in inventories	1,752,515	(1,981,285)	(438,125)
Decrease/(increase) in operation receivables	485,167	(483,169)	(116,580)
Increase/(decrease) in operation payables	(1,451,695)	665,616	1,003,653
Trade receivables being offset according to the offsetting master arrangements (Note 3.4)	(927,225)	(1,017,666)	—
Trade payables being offset according to the offsetting master arrangements (Note 3.4)	927,225	1,017,666	—
(Decrease)/increase in balances to related parties-net	(1,596,273)	1,342,846	2,594

Cash generated from operating activities	5,176,515	8,479,057	8,784,496

(a)	Reconciliation of liabilities arising from financing activities

	As at 1 January 2017	Financing cash flows	As at 31 December 2017
	RMB’000	RMB’000	RMB’000

Bank loans	546,432	59,725	606,157

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

32	Cash generated from operations (continued)

(b)	In the statement of cash flows, proceeds from sale of property, plant and equipment comprise:

	2015	2016	2017
	RMB’000	RMB’000	RMB’000

Net book amount	26,268	37,133	16,424
Loss on disposal of property, plant and equipment-net	(9,393)	(42,031)	(13,017)
Government grant relating to disposal of property, plant and equipment	—	15,000	—
Increase in other payables	—	1,787	—

	(9,393)	(25,244)	(13,017)
Net proceeds from disposal of property, plant and equipment	16,875	11,889	3,407

33	Capital commitments

(a)	Capital commitments

	As at 31 December
	2016	2017
	RMB’000	RMB’000

Property, plant and equipment

Contracted but not provided for	5,300	230,997
Authorised but not contracted for	908,036	9,306,567

	913,336	9,537,564

(b)	Operating lease commitments – the Group as lessee

Except the lease agreement disclosed in the forgoing Note 30(h), the Group also entered into other various non-cancellable operating lease agreements. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	As at 31 December
	2016	2017
	RMB’000	RMB’000

No later than 1 year	60,125	63,505
Later than 1 year and no later than 2 years	54,438	1,583
Later than 2 years and no later than 3 years	384	403
Later than 3 years	3,207	2,819

	118,154	68,310

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

34	Subsequent event

A dividend in respect of the year ended 31 December 2017 of RMB 0.3 per share, amounting to a total dividend of RMB 3,247,144 thousands, was proposed by the Board of Directors on 20 March 2018.

The second tranche of the Share Option Incentive Scheme was exercised at RMB 3.85 yuan per share on 12 January 2018. Total amount to 9,636,900 shares was subscribed by 185 grantees.

35	Balance sheet and reserve movement of the Company

	As at 31 December 2016	As at 31 December 2017
	RMB’000	RMB’000

Assets

Non-current assets
Lease prepayments and other assets	623,455	671,355
Property, plant and equipment	13,191,911	12,618,633
Investment properties	413,943	423,941
Construction in progress	717,294	1,000,924
Investments in subsidiaries	1,445,620	1,673,120
Investments in associates and jointly controlled entities	3,332,354	3,853,209
Deferred income tax assets	99,057	111,929

	19,823,634	20,353,111

Current assets
Inventories	5,374,425	5,971,505
Trade receivables	3,562	2,983
Bills receivable	1,097,011	795,863
Other receivables	49,841	124,875
Prepayments	157,771	211,624
Amounts due from related parties	1,226,943	1,798,138
Cash and cash equivalents	4,421,143	6,268,493
Time deposits with financial institutions	—	2,000,000

	12,330,696	17,173,481

Total assets	32,154,330	37,526,592

Equity and liabilities

Equity attributable to owners of the Company
Share capital	10,800,000	10,814,177
Reserves (a)	13,778,226	17,403,339

Total equity	24,578,226	28,217,516

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

35	Balance sheet and reserve movement of the Company (continued)

	As at 31 December 2016	As at 31 December 2017
	RMB’000	RMB’000

Liabilities

Non-current liabilities
Deferred income	—	5,679

	—	5,679

Current liabilities
Borrowings	632,000	518,000
Advance from customers	431,134	400,627
Trade payables	801,804	890,459
Other payables	1,992,421	3,348,432
Amounts due to related parties	3,105,940	3,530,044
Income tax payable	612,805	615,835

	7,576,104	9,303,397

Total liabilities	7,576,104	9,309,076

Total equity and liabilities	32,154,330	37,526,592

The balance sheet of the Company was approved by the Board of Directors on 27 April 2018 and were signed on its behalf.

Wu Haijun	Zhou Meiyun
Chairman and General Manager	Director and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

35	Balance sheet and reserve movement of the Company (continued)

(a)	Reserve movement of the Company

Reserves
RMB’000
(Restatement)

As at 1 January 2016	8,737,101

Employees share option scheme	18,004
Net profit attributable to shareholders of the Company	6,084,908
Other comprehensive income	18,213
Dividends proposed and approved	(1,080,000)

As at 31 December 2016	13,778,226

As at 1 January 2017	13,778,226

Employees share option scheme	51,679
Net profit attributable to shareholders of the Company	6,274,244
Other comprehensive loss	(810)
Dividends proposed and approved	(2,700,000)

As at 31 December 2017	17,403,339

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

36	Benefits and interests of directors

(i)	Directors’ and chief executives’ emoluments:

	2015
	Salaries and other benefits	Retirement scheme contributions	Discretionary bonus	Share option	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Executive Directors
Wang Zhiqing	197	18	463	293	971
Gao Jinping	197	18	463	293	971
Ye Guohua	173	18	405	252	848
Jin Qiang	173	17	469	252	911
Guo Xiaojun	173	18	397	252	840

Independent non- executive directors
Cai Tingji	150	—	—	—	150
Zhang Yimin	150	—	—	—	150
Liu Yunhong	150	—	—	—	150
Du Weifeng	150	—	—	—	150

Supervisors
Kuang Yuxiang (a)	129	14	146	—	289
Zhang Jianbo (b)	48	3	287	—	338
Zuo Qiang	105	14	281	—	400
Li Xiaoxia	115	14	246	—	375

	1,910	134	3,157	1,342	6,543

(a)	Newly appointed as supervisor in April 2015.
(b)	Resigned as supervisor in March 2015.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

36	Benefits and interests of directors (continued)

(i)	Directors’ and chief executives’ emoluments (continued):

	2016
	Salaries and other benefits	Retirement scheme contributions	Discretionary bonus	Share option	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Executive Directors
Wang Zhiqing	199	18	564	250	1,031
Gao Jinping	199	18	563	250	1,030
Ye Guohua (a)	175	18	490	215	898
Jin Qiang	239	18	490	215	962
Guo Xiaojun	175	18	484	215	892

Independent non- executive directors
Cai Tingji	150	—	—	—	150
Zhang Yimin	150	—	—	—	150
Liu Yunhong	150	—	—	—	150
Du Weifeng	150	—	—	—	150

Supervisors
Kuang Yuxiang (b)	140	11	320	—	471
Zuo Qiang	120	15	295	—	430
Li Xiaoxia	119	14	259	—	392

	1,966	130	3,465	1,145	6,706

(a)	Resigned in January 2017.
(b)	Resigned in July 2016.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

36	Benefits and interests of directors (continued)

(i)	Directors’ and chief executives’ emoluments (continued):

	2017
	Salaries and other benefits	Retirement scheme contributions	Discretionary bonus	Share option	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Executive Directors
Gao Jinping	201	18	540	157	916
Jin Qiang	241	18	470	135	864
Guo Xiaojun	177	18	465	135	795
Wang Zhiqing (a)	184	16	525	—	725
Zhou Meiyun (b)	148	15	125	—	288
Ye Guohua (c)	15	2	13	—	30

Independent non- executive directors
Zhang Yimin	150	—	—	—	150
Liu Yunhong	150	—	—	—	150
Du Weifeng	150	—	—	—	150
Cai Tingji (d)	75	—	—	—	75
Li Yuanqin (e)	63	—	—	—	63
Pan Fei (f)	19	—	—	—	19

Supervisors
Zuo Qiang	128	15	348	—	491
Li Xiaoxia	127	14	313	—	454
Ma Yanhui (g)	63	3	43	—	109
Zheng Yunrui (h)	100	—	—	—	100
Pan Fei(i)	50	—	—	—	50
Cai Tingji (j)	50	—	—	—	50

	2,091	119	2,842	427	5,479

(a)	Resigned in November 2017.
(b)	Appointed in March 2017.
(c)	Resigned in January 2017.
(d)	Resigned in June 2017
(e)	Appointed in July 2017.
(f)	Appointed in July 2017 and resigned in August 2017.
(g)	Appointed in October 2017.
(h)	Appointed in January 2017.
(i)	Appointed in January 2017 and resigned in June 2017.
(j)	Appointed in July 2017.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

36	Benefits and interests of directors (continued)

(ii)	Directors’ retirement benefits

No specific retirement benefits were paid to directors in respect of services in connection with the management of the affairs of the company or its subsidiary undertaking (2016 and 2015: Nil).

(iii)	Directors’ material interests in transactions, arrangements or contracts

No significant transactions, arrangements and contracts in relation to the Group’s business to which the Company was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.