Form 20-F
period 2018-12-31
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
filed 2019-04-29
CIK 908732

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

The People’s Republic of China

Tel: +86 (21) 57943143

Fax: +86 (21) 57940050

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 100 H Shares, par value RMB1.00 per Share H Shares, par value RMB1.00 per Share	New York Stock Exchange New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares. The H Shares are also listed and traded on The Stock Exchange of Hong Kong Limited.

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

7,328,813,500 A Shares, par value RMB1.00 per Share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities

Act.     Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15) (d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232,405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements should be considered in light of the various important factors set forth above and elsewhere in this annual report, including the risks set forth in “Item 3. Key Information – Risk Factors.” In addition, we cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

EXCHANGE RATES

Unless otherwise specified, references in this annual report to “U.S. Dollars” or “U.S.$” are to United States Dollars, references to “HK Dollars” or “HK$” are to Hong Kong Dollars and references to “Renminbi” or “RMB” are to Renminbi yuan, the legal currency of the PRC.

We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to U.S. Dollars have been made at a rate of RMB6.8755 to U.S.$1.00, the noon buying rate on December 31, 2018 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We do not represent that Renminbi or U.S. Dollar amounts could be converted into U.S. Dollars or Renminbi, as the case may be, at any particular rate.

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

References to “ADSs” are references to our American Depositary Shares, which are listed and traded on the New York Stock Exchange (“NYSE”). Each ADS represents 100 H Shares.

References to our “A Shares” are references to 7,328,813,500 A Shares of the Company, par value RMB1.00 per share, which are ordinary shares held by Chinese investors.

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

All references to “tons” are references to metric tons.

Unless otherwise noted, references to sales volume are to sales to entities other than us or our divisions and subsidiaries.

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.	KEY INFORMATION.

A. Selected Financial Data.

Our selected consolidated statements of operations data (except for ADS data) and cash flows data for each of the years ended December 31, 2016, 2017 and 2018 and our selected consolidated balance sheets data as of December 31, 2017 and 2018 are derived from our consolidated financial statements included in Item 18. Financial Statements. Our selected consolidated statements of operations data and cash flows data for the years ended December 31, 2014 and 2015 and our consolidated balance sheets data as of December 31, 2014, 2015 and 2016 are derived from our consolidated financial statements not included in this annual report. Our selected consolidated financial data should be read in conjunction with our consolidated financial statements, and the notes thereto, and Item 5. Operating and Financial Review and Prospects. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Selected Consolidated Financial Data

(RMB in millions, except per share and per ADS data)

	Year Ended December 31,
	2014 (RMB million)	2015 (RMB million)	2016 (RMB million)	2017 (RMB million)	2018 (RMB million)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA
Net sales:
Synthetic fibers	2,891.5	2,328.2	1,855.5	2,005.3	2,182.4
Resins and plastics	12,489.4	9,992.2	9,797.6	10,218.4	10,542.1
Intermediate petrochemicals	12,391.1	9,332.0	8,827.6	10,070.2	12,160.6
Petroleum products	49,259.5	30,802.0	24,002.6	32,400.6	43,403.0
Trading of petrochemical products	14,791.0	13,718.2	20,585.4	23,697.3	26,544.0
Others	902.6	864.6	867.8	826.5	781.4
(Loss)/profit from operations	(587.9)	3,908.9	6,777.9	6,401.9	5,585.1
(Loss)/profit before income tax	(889.9)	4,237.2	7,778.3	7,852.9	6,808.1
Net (loss)/profit attributable to owners of the Company	(692.2)	3,274.3	5,968.5	6,143.2	5,336.3
Net profit attributable to non-controlling interests	16.5	36.1	13.0	11.0	(0.1)
Basic (loss)/earnings per share(RMB) (a)	(0.064)	0.303	0.553	0.569	0.493
Basic (loss)/earnings per ADS(RMB) (b)	(6.41)	30.32	55.26	56.86	49.30

(a)

The Company exercised its Share Option Incentive Scheme for the first time in August 2017, and the second time in January 2018, and the total number of shares of the Company increased by 14,176, 600 shares and 9,636,900 shares, respectively, upon exercise. See ITEM 6. Directors, Senior Management and Employees – E. Share Ownership – Share Option Incentive Scheme. Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year.

(b)	Earnings per ADS are calculated on the basis that one ADS is equivalent to 100 H Shares.

	Year Ended December 31,
	2014 (RMB million)	2015 (RMB million)	2016 (RMB million)	2017 (RMB million)	2018 (RMB million)
CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
Net cash generated from operating activities	3,662.4	4,932.8	7,181.8	7,060.8	6,659.4
Net cash used in investing activities	(910.1)	(439.0)	(189.9)	(2,400.7)	(1,928.4)
Net cash used in financing activities	(2,606.5)	(3,695.7)	(2,637.2)	(2,589.8)	(3,507.2)
Capital expenditure	(1,089.3)	(695.3)	(901.5)	(1,197.1)	(1,187.0)
Proceeds from borrowings	51,385.3	31,999.8	2,589.4	2,119.1	2,536.8
Repayments of borrowings	(53,444.5)	(35,684.7)	(4,113.0)	(2,059.4)	(2,646.2)

	As of December 31,
	2014 (RMB million)	2015 (RMB million)	2016 (RMB million)	2017 (RMB million)	2018 (RMB million)
CONSOLIDATED BALANCE SHEETS DATA
Current assets	9,510.4	8,144.0	14,875.9	19,866.1	25,298.9
Property, plant and equipment	15,541.6	14,383.3	13,474.3	12,866.4	11,646.4
Total assets	30,905.6	27,820.6	33,945.6	39,443.5	44,385.9
Short term borrowings (a)	4,078.2	2,070.0	546.4	606.2	497.2
Current liabilities	12,484.8	7,726.3	8,942.4	10,922.2	13,913.0
Long term borrowings (excluding current portion)	1,632.7	—	—	—	—
Total equity attributable to owners of the Company	16,500.3	19,797.3	24,722.0	28,230.2	30,346.1

(a)	Including corporate bonds and current portion of long term borrowings.

Dividends

The following table sets forth certain information concerning the dividends of the Company since January 1, 2014:

Dividend Period	Dividend per Share
January 1, 2014-December 31, 2014	No dividend
January 1, 2015-December 31, 2015	RMB0.10 (U.S.$0.015)
January 1, 2016-December 31, 2016	RMB0.25 (U.S.$0.036)
January 1, 2017-December 31, 2017	RMB0.30 (U.S.$0.046)
January 1, 2018-December 31, 2018	RMB0.25 (U.S.$0.036) (a)

(a)

Pursuant to the resolution of the Board on March 19, 2019, the Company proposed cash dividend to all the shareholders, RMB0.25 per share (including tax). The proposal remains to be approved at our 2018 Annual General Meeting.

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

We consume large amounts of crude oil to manufacture our products of which more than 95% is typically imported. In 2018, crude oil costs accounted for RMB46.17 billion, or 51.39% of our annual cost of sales. As a result, changes in crude oil prices can affect our profitability. In recent years, due to various reasons, the price of crude oil has fluctuated significantly. We cannot rule out the possibility of the occurrence of certain global emergencies which might disrupt our crude oil supply. We expect that the volatility and uncertainty of the prices of crude oil and petrochemical products will continue, and that increasing crude oil prices and declines in prices of petrochemical products may adversely affect our business and results of operations and financial condition.

Some of our major products are subject to government price controls, and we are not able to pass on all cost increases from rising crude oil prices through higher product prices.

We consume large amounts of crude oil to manufacture our products of which more than 95% is typically imported. We attempt to mitigate the effect of increased costs due to rising crude oil prices. However, our ability to pass on these increased costs to our customers is dependent on market conditions and government regulations. Given that the increase of the sales prices of our products may lag behind the increase of crude oil costs, we may fail to completely cover the increased costs by increasing our sales prices, particularly where government regulations restrict the prices of certain of our fuel products. In particular, gasoline, diesel and jet fuel, and liquefied petroleum gas are subject to government price controls at present. In 2016, 2017 and 2018 approximately 31.19%, 36.95% and 41.62% of our net sales were from such products subject to price controls. Although the current price-setting mechanism for refined petroleum products in China allows the Chinese government to adjust price in the PRC market when the average international crude oil price fluctuates beyond certain levels within a certain time period (see Item 4. Information on the Company – B. Business Overview – Product Pricing), the Chinese government still retains discretion as to whether or when to adjust the prices of the refined oil products. The Chinese government generally exercises certain price control over refined oil products once international crude oil prices experience a sustained rise or become significantly volatile. For instance, some of our fuel products are required to be sold to designated distributors (such as the subsidiaries of Sinopec Corp.). Because we cannot freely sell our fuel products to take advantage of opportunities for higher prices, we may not be able to fully cover increases in crude oil prices by increasing the sale prices of our products, which has had and will possibly continue to have a material adverse effect on our financial condition, results of operations and cash flows.

Our development and operation plans have significant capital expenditure and financing requirements, which are subject to a number of risks and uncertainties.

The petrochemical business is a capital intensive business. Our ability to maintain and increase our revenues, net profit and cash flows depends upon continued capital spending. Our current business strategy contemplates capital expenditure for 2019 of approximately RMB1.5 billion (U.S.$ 218.2 million), which will be provided through financing activities and use of our own capital. Our actual capital expenditures may vary significantly from these planned amounts, subject to our ability to generate sufficient cash flows from operations, investments and other factors that may be beyond our control. In addition, there can be no assurance as to whether, or at what cost, our capital projects will be completed or the success of these projects if completed.

As of March 31, 2019, we had an aggregate outstanding indebtedness of approximately RMB497.2 million (U.S.$72.3 million). Most of our borrowings are with state-controlled banks in China and structured as short term debt obligations with payment due in one year or less. These banks have generally been willing to provide new short term loans while we pay off existing loans. Sinopec Corp., our controlling shareholder, did not provide any guarantee or credit support for our debt for the year ended December 31, 2018 and for the three months ended March 31, 2019.

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

Under existing foreign exchange regulations in China, we may undertake current account foreign exchange transactions, including the payment of dividends, without prior approval from the State Administration of Foreign Exchange (“SAFE”) by producing commercial documents evidencing the foreign exchange transactions, provided that they are processed through Chinese banks licensed to engage in foreign exchange transactions. Foreign exchange transactions under the capital account (international revenues and expenditures that increase or decrease debt or equity, including principal payments in respect of foreign currency-denominated obligations) continue to be subject to limitations and require the prior approval of SAFE. These limitations could affect our ability to obtain foreign exchange through debt financing, or to make capital expenditures in foreign currency. The Chinese government has stated publicly that it intends to eventually make the Renminbi freely convertible in the future. However, we cannot predict whether the PRC government will continue its existing foreign exchange policy and when the PRC government will allow free conversion of Renminbi.

If the Chinese government restricts our ability to make payments in foreign currency, we may be unable to obtain the foreign currency necessary for our business. In that case, our business may be materially adversely affected, and we may default on our obligations.

Change of currency policy and fluctuation of Renminbi might adversely affect our business and operating results.

The exchange rate between the Renminbi and the U.S. Dollar or other foreign currencies might fluctuate and be affected by the change in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. Dollar, and the RMB appreciated more than 20% against the U.S. Dollar over the following three years. However, the People’s Bank of China, or the PBOC, regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. Dollar had been stable and traded within a narrow range. However, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. Dollar. Since June 2010, the RMB has started to slowly appreciate against the U.S. Dollar, though there have been periods when the U.S. Dollar has appreciated against the RMB. On August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. Dollar. During 2016, the RMB depreciated by over 6.83% against the U.S. Dollar. During 2017, the RMB appreciated by over 6.16% against the U.S. Dollar. During 2018, the RMB depreciated by over 5.15% against the U.S. Dollar. It is difficult to predict how long such depreciation of RMB against the U.S. Dollar may last and when and how the relationship between the RMB and the U.S. Dollar may change again. There remains significant international pressure on the PRC government to adopt a flexible currency policy.

A portion of our cash and cash equivalents is denominated in foreign currencies (mainly the U.S. Dollar). As of December 31, 2018, our bank deposits denominated in foreign currencies were equivalent to RMB351.93 million. The appreciation in the value of Renminbi against foreign currencies (including the U.S. Dollar) may cause a decrease in the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. In addition, the appreciation of Renminbi may harm the exports of our downstream manufacturers, thus adversely affecting the market demand for our products.

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

As of March 31, 2019, Sinopec Corp. owned 50.44% of our shares. Accordingly, it has voting and management control over us, and its interests may be different from the interests of our other shareholders. Subject to our Articles of Association and applicable laws and regulations, Sinopec Corp. will be in a position to cause us to declare dividends, determine the outcome of corporate actions requiring shareholder approval or effect corporate transactions without the approval of the holders of the H Shares and ADSs. Any such increase in our dividend payout would reduce funds available for reinvestment in our business and any such actions or transactions could adversely affect us or our minority shareholders. Sinopec Corp. may also experience changes in its own business strategy and policies. Although we are not currently aware of any specific changes, they could, in turn, lead Sinopec Corp. to change its policies or practices toward us in ways that we cannot predict, with corresponding unpredictable consequences for our business. Additionally, Sinopec Corp. may leverage its controlling shareholder position to influence our decisions with regard to the manufacturing and operation, allocation of financial resources and appointment and removal of senior management members, which could adversely affect us or our minority shareholders.

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

We maintain a package of insurance coverage plan through Sinopec Group on our property, facilities and inventory. In addition, we maintain insurance policies for such assets as the engineering construction projects and products in transit with third-party commercial insurance companies. We carry a third party liability insurance with a coverage capped at RMB50 million in 2019 to cover claims, subject to deductibles, in respect of personal injury, property or environmental damage arising from accidents on our property or relating to our operations other than on our transportation vehicles. Our insurance coverage may not be sufficient to cover all the financial losses caused by operating hazards. Resulting losses required to be compensated or otherwise paid for by us due to such operating hazards that are not fully insured against may have a material adverse effect on our financial condition and results of operations.

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

China joined the WTO on December 11, 2001 and committed to eliminate some tariff and non-tariff barriers to foreign competition in the domestic petrochemical industry that benefited us in the past. In particular, China:

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

We face global cybersecurity threats, which may range from uncoordinated individual attempts to sophisticated and targeted measures directed at us. Cyber attacks and security breaches may include, but are not limited to, attempts to disrupt our operations, gain access to confidential information, insertion of computer viruses, denial of service and other electronic security breaches. In recent years, a number of major oil and petrochemical companies have been the subject of cyber attacks.

Although we have not experienced any material cybersecurity incidents in the past, we cannot assure you that we will not experience them in the future. Due to the evolving nature of cybersecurity threats, the scope and impact of any future incident cannot be predicted. While we continually work to safeguard our systems and mitigate potential risks, there is no assurance that such actions will be sufficient to prevent cyber attacks or security breaches that manipulate or improperly use our systems or networks, compromise confidential or otherwise protected information, destroy or corrupt data, or otherwise disrupt our operations. The occurrence of such events could disrupt our operations, cause physical harm to people or the environment, damage or destroy assets, compromise business systems, result in proprietary information being altered, lost, stolen or compromised or otherwise disrupt our business operations. We could incur significant costs to remedy the effects of such a cybersecurity disruption as well as in connection with any resulting regulatory actions and litigation. In addition, a material cybersecurity incident could negatively impact our reputation and our competitive position, which could have an adverse effect on our financial condition and results of operations.

You may not enjoy shareholders’ protections that you would be entitled to in other jurisdictions.

As most of our business is conducted in China, our operations are governed principally by the laws of China. Despite the continuing improvement of the PRC Company Law and Securities Law, Chinese legal provisions for the protection of shareholders’ rights and access to information are different from those applicable to companies formed in the United States, Hong Kong, the United Kingdom and other developed countries or regions. You may not enjoy shareholders’ protections under Chinese law that you would be entitled to in other jurisdictions. Moreover, there are significant differences between our corporate governance practices and those of U.S. issuers listed on the NYSE, as further described under Item 16 G. Corporate Governance.

Our Articles of Association require you to submit your disputes with us and other persons defined by our Articles of Association regarding the Company’s affairs to arbitration. You will have no legal right to a court proceeding with respect to such disputes.

Our Articles of Association require holders of our H Shares or ADSs having a claim against, or a dispute with, us, our directors, supervisors, executive officers or a holder of our A Shares relating to any rights or obligations conferred or imposed by our Articles of Association, the PRC Company Law or other relevant Chinese laws or regulations relating to our affairs, to submit such claim or dispute to arbitration with the China International Economic and Trade Arbitration Commission or to the Hong Kong International Arbitration Center. Our Articles of Association further provide that any arbitration decisions with respect to such disputes or claims shall be final and binding on all parties. As a result, you will have no legal right to a court proceeding with respect to such disputes.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission (the “CSRC”). Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from the NYSE or the termination of the registration of our H Shares under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and consequently investors may be deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issued the audit reports included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance applicable professional standards. Our auditor is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

The United States has adopted a number of measures since 1996 that provide for the possible imposition of sanctions against non-U.S. companies engaged in certain activities in and with Iran in the energy and other sectors, including, the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRSHRA”) enacted August 10, 2012 and the Iran Freedom and Counter-Proliferation Act (“IFCA”) enacted January 2, 2013, Section 1245 of the National Defense Authorization Act of 2012 (“NDAA”) enacted December 31, 2011, and Executive Order 13846 of August 6, 2018, that was issued in connection with the termination of the participation by the United States in the Joint Comprehensive Plan of Action, or JCPOA, that became effective January 16, 2016, and resulted in the waiver of certain U.S. sanctions that against non-U.S. persons engaging in certain transactions with Iran. The withdrawal was effected in two stages that resulted on November 5, 2018, in the complete re-imposition of the U.S. sanctions that were waived under the JCPOA. On November 5, 2018, the United States also granted a 180-day waiver (that is potentially renewable) under NDAA Section 1245 to China (and seven other countries) allowing for the purchase of petroleum from Iran under specified conditions. The NDAA waiver does not authorize transaction that remain prohibited under other U.S. sanctions laws.

The sanctionable activities include certain investments, the provision of goods, services, technology, or support that could contribute to the development of petroleum and petrochemical resources or the production of refined petroleum products in Iran, the exportation of refined petroleum products to Iran, the transportation of crude oil from Iran, or the engagement in a significant transaction for the purchase or acquisition of petroleum or petroleum products from Iran, and the engagement in transactions with certain Iranian specially designated nationals and blocked persons (“SDNs”) as identified and published by U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, the agency primarily responsible for administering U.S. sanctions and embargoes

We have sourced a small portion of our crude oil from Iran in the past through Sinopec Corp., our current controlling shareholder, and independent third parties, and we may continue to purchase crude oil from Iran. In addition, Sinopec Corp. and Sinopec Group, the controlling shareholder of Sinopec Corp., have engaged in operations in or purchasing crude oil sourced from Iran and may continue to do so in the future. We have no control over the activities of Sinopec Group or Sinopec Corp. in connection with any activities that they may conduct in Iran.

If our purchases of crude oil from Iran and transactions related thereto are determined to be sanctionable activities by the U.S. President and/or the relevant U.S. governmental authorities, we may be subject to five or more of the twelve sanctions options available under the Iran Sanctions Act of 1996 (as amended) (“ISA”) and the ITRSHRA, which include restrictions on bank financing, outright blocking of the Company’s property within U.S. jurisdiction, under the control of U.S. persons anywhere in the world, and prohibition of U.S. persons from investing or purchasing a significant amount of equity or debt instruments of the Company. Similar sanctions may also be imposed under Executive Order 13846, the IFCA, and other U.S. laws. In addition, many states in the United States have adopted legislation requiring state pension funds to divest themselves of securities in any company with active business operations in Iran. We cannot assure that we or any of our affiliates will not be sanctioned by the U.S. President and/or the relevant U.S. governmental authorities in light of the activities by us or our affiliates in Iran. The imposition of any such sanctions on us or our affiliates will have a negative impact on our business, reputation or stock price. In addition, purchase of crude oil by Sinopec Corp. subsidiaries that supply us with raw materials may from time to time be sourced from National Iranian Oil Company. This entity has been identified by the U.S. government as an SDN and sanctioned under various laws, including for assisting the government of Iran to avoid sanction and for engaging in activities related to nuclear proliferation. Under Executive Order 13846, the U.S. President can sanction non-U.S. companies that engage in transactions with SDNs such as the National Iranian Oil Company. To the extent we indirectly (or directly) purchase raw materials from this entity, we risk potential U.S. government sanctions. Even absent any U.S. government sanctions, we risk adverse publicity in the world markets, which may impair our reputation and business.

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

Further, the ISA authorizes the imposition of sanctions on companies that engage in certain activities in and with Iran, especially in Iran’s energy sector. It is possible that Sinopec Group or its affiliates engage in activities that are targeted for sanction purposes by the ISA or other U.S. laws. If the U.S. President determines that Sinopec Group or one of its affiliates in fact engaged in the targeted activities, he would be required under the ISA to impose on Sinopec Group or its affiliates at least five sanctions from among twelve sanctions options available under the ISA, which range from restrictions on U.S. exports or bank financing to outright blocking of Sinopec Group or its affiliate’s property within the U.S. or in the possession or control of U.S. persons anywhere in the world. In addition, the IFCA requires the U.S. President to block the property of persons and entities within U.S. jurisdiction or control of U.S. persons if he determines that, among other things, such persons or entities are engaged in certain transactions involving the energy, shipping or shipbuilding sectors of Iran or with certain SDNs. It also requires the U.S. President to impose five or more sanctions under the ISA on a person that he determines has knowingly, on or after July 1, 2013, sold, supplied or transferred to or from Iran precious metals or certain other materials (including graphite, aluminum, steel, coal and certain software) if used for specified purposes. If the U.S. President determines that Sinopec Group, or an entity it owns or controls engages in any such activities and if the most extreme sanction under the ISA or other U.S. sanctions laws, blocking, were applied to Sinopec Group’s property, including controlled subsidiaries, Sinopec Group could be prohibited from engaging in business activities in the United States or with U.S. individuals or entities, and U.S. transactions in our securities and distributions to U.S. individuals and entities with respect to our securities could also be prohibited.

In addition, pursuant to the IFCA, Executive Order 13846 and other U.S. laws, the U.S. government can sanction financial institutions anywhere in the world that engage in certain Iran related transactions. Such sanctions include prohibiting the financial institution from opening, or imposing strict conditions on maintaining, a correspondent or payable through account in the United States. The potential for financial institutions to be sanctioned for Iran related activities may impact our ability to engage in financial transactions related to Iran transactions.

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

A. History and Development of the Company

General Information

We were established in the People’s Republic of China as a joint stock limited company under the PRC Company Law on June 29, 1993 as Shanghai Petrochemical Company Limited. On October 12, 2000, we changed our name to Sinopec Shanghai Petrochemical Company Limited. Our registered office is at No. 48 Jinyi Road, Jinshan District, Shanghai, China 200540. Our telephone number there is (86-21) 5794-1941. Our company website is www.spc.com.cn. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and our other information that file electronically with the SEC.

Our Predecessor

Our predecessor, Complex, was founded in 1972 as one of the first large scale Chinese petrochemical enterprises using advanced imported technology and equipment. Prior to June 29, 1993, the Complex was wholly-owned by Sinopec Group, at the time a ministerial level enterprise (before its restructuring in 1998, “Sinopec”). The Complex’s location was chosen because of accessibility by water and land transportation to Shanghai, a major industrial city of China, and the availability of reclaimable land. The Complex was initially under the administration of the Ministry of Textile Industry and in 1983 was placed under the administration of Sinopec.

Construction Projects

The Complex and we, as its successor, have completed six major stages of construction. The first stage of construction (1972-1976) included reclamation of land and the installation of 18 production units. The second stage of construction (1980-1986) increased the Complex’s capacity for processing crude oil and doubled its capacity for synthetic fiber production. The third stage of construction (1987-1992) primarily consisted of the installation of a 300,000 ton Rated Capacity ethylene unit, an additional crude oil refining unit and other units for the production of petrochemical products. The third stage of construction completed our transition from a synthetic fiber producer to a highly integrated producer of a wide variety of petrochemical products. The fourth stage of construction (2000-2002) mainly included the 700,000 ton Ethylene Expansion Project and Coal-Fired Power Plant Expansion Project. The fifth stage of construction (2003-2009) was mainly designed to optimize our structure and realize sustainable development, and mainly included 3,300,000t/a diesel hydrogenation unit, 1,200,000t/a delayed coking unit and other projects implemented for removing “bottlenecks” in refinery, the building of new 600,000t/a paraxylene hydrocarbon complex unit, 150,000t/a C5 segregation unit, 380,000t/a ethane unit, etc..

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

Our H Shares commenced listing on the HKSE on July 26, 1993. Our ADSs, each representing 100 H Shares, are listed on the NYSE. Our A Shares are listed on the Shanghai Stock Exchange. We were the first Chinese joint stock limited company to have securities concurrently traded in Hong Kong, the United States and China. On November 8, 1993, our A Shares were included in the Shanghai Stock Exchange Stock Index.

A Share Reform

Pursuant to regulations issued by the CSRC, we were required to obtain shareholder approval for and implement certain share reform. As a result of such share reform, all non-publicly tradable A Shares of the Company would be converted into publicly tradable A Shares and may be sold publicly on the Shanghai Stock Exchange subject to any applicable lock-up period.

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

Immediately upon completion of the conversion of capital surplus and surplus reserve into new shares of the Company, the total number of A Shares of the Company reached, as of December 4, 2013, 7,305,000,000, and the total amount of H Shares of the Company reached 3,495,000,000. Therefore, the Company’s total share capital consists of 10,800,000,000 shares. Sinopec Corp., being the controlling shareholder of the Company, holds 5,460,000,000 A Shares, representing 50.56% of the total share capital of the Company.

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

B. Business Overview

We are one of the largest petrochemical companies in China based on 2018 net sales and ethylene production. Our highly integrated petrochemical complex processes crude oil into a broad range of products in four major product areas:

•	synthetic fibers,

•	resins and plastics,

•	intermediate petrochemicals, and

•	petroleum products.

Based on 2018 sales volumes, we are a leading Chinese producer of synthetic fibers and resins and plastic products. We believe that we are also a leading competitor in sales of petroleum products and intermediate petrochemicals in our regional markets.

Our net sales by business lines as a percentage of total net sales in each of 2016, 2017 and 2018 are summarized as follows:

Net Sales of RMB65,936.5 million in 2016

Synthetic fibers	2.81%
Resins and plastics	14.86%
Intermediate petrochemicals	13.39%
Petroleum products	36.40%
Trading of petrochemical products	31.22%
Others	1.32%

Total	100.00%

Net Sales of RMB79,218.3 million in 2017

Synthetic fibers	2.53%
Resins and plastics	12.90%
Intermediate petrochemicals	12.71%
Petroleum products	40.90%
Trading of petrochemical products	29.91%
Others	1.05%

Total	100.00%

Net Sales of RMB95,613.5 million in 2018

Synthetic fibers	2.29%
Resins and plastics	11.03%
Intermediate petrochemicals	12.72%
Petroleum products	45.39%
Trading of petrochemical products	27.76%
Others	0.81%

Total	100.00%

We derive a substantial portion of our revenues from customers in Eastern China (principally Shanghai and its six neighboring provinces), an area that has experienced economic growth above the national average in recent years. Shown by geographic region and exports, our net sales by business lines as a percentage of total net sales for each of 2016, 2017 and 2018 are as follows:

2016 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	86.58	12.40	1.02
Resins and plastics	91.49	8.50	0.01
Intermediate petrochemicals	97.77	1.07	1.16
Petroleum products	90.98	9.02	0.00
Trading of petrochemical products	36.53	9.52	53.95
Total net sales	76.69	8.03	15.28

2017 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	88.07	11.93	0.00
Resins and plastics	92.75	7.25	0.00
Intermediate petrochemicals	96.52	2.25	1.23
Petroleum products	91.99	3.81	4.20
Trading of petrochemical products	40.86	47.49	11.65
Total net sales	92.68	7.13	0.19

2018 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	87.61	12.39	0.00
Resins and plastics	94.13	5.87	0.00
Intermediate petrochemicals	90.25	8.67	1.08
Petroleum products	86.60	0.90	12.50
Trading of petrochemical products	50.66	5.42	43.91
Total net sales	78.63	3.60	17.77

Business Strategies

In 2019, we continue to adopt a market-oriented approach to ensure the quality and efficiency of our production. We endeavor to maintain the safety and environmental standards and place emphasis on cost control measures in order to sustain a stable production level in 2019. We seek to further strengthen our production optimization, encourage innovation, enhance our staff efficiency and strive to create a higher production and operation level.

To achieve our business objectives in 2019, we intend to pursue the following strategies:

•	Strengthen our efforts in safety and environmental protection

We plan to increase our efforts on the promotion and training of Health, Safety, Security and Environment (“HSSE”) by raising our employees’ awareness of HSSE and the implementation of safety production responsibilities at all organizational levels to establish a long-term HSSE management system. We will continue to promote the establishment of “green enterprises” by emphasizing on our environmental responsibilities, encouraging emission reduction from the beginning, and processing control and end-of-pipe treatment to continuously improve our cleaner production goals. We will tighten the management of our contractors and hidden danger troubleshooting, and continue to promote the Leak Detection and Repair coverage while following the principle of delicacy management.

•	Enhance the production and operation management efficiencies

We will formulate detailed quantitative goals of “Safety Operation, Stable Operation, Long-term Operation, Full-capacity Operation and High-quality Operation” and comprehensively implement a standardized management of our production operations. We will promote the equipment integrity management system on some of our key machineries, further promote the application of new technologies such as reciprocating engine condition monitoring system and strengthen technical skills and basic equipment management to improve the operational reliability and utilization of our equipment. We aim to eliminate defects of RDS-A series, examine, repair or reform butadiene old area, ethylene glycol and other equipment to ensure that the oil cleaning units work smoothly.

•	Improve production optimization and explore potential cost control measures to increase production efficiency

We will continue to strengthen our efforts in crude oil procurement and increase the procurement of oil products with high performance/cost ratio. We will continue to strengthen our efforts in market analysis and judgment by continuously improving the accuracy of the three-month rolling forecast and the management ability of guiding production and operation plans based on price forecast. We will optimize cracking feedstock and the operation of ethylene plant to increase olefin yield and reduce ethylene production cost. We will also further optimize our hydrogen system, sewage refining and sewage treatment processes to improve our operational efficiency. We will deepen regional cooperation and continue to promote mutual material supply, resource optimization, tank capacity complementation, maintenance balance and coordination on overhaul material and reserves sharing with Shanghai SECCO Petrochemical Company Limited (“SECCO”). In the meantime, we will deepen the overall budget management and continue to monitor our repair costs, financial costs, management costs, and sales costs closely. We will continue to focus on maximizing our financial performance in areas including production optimization, product structure adjustment, production-supply-sales coordination, inventory control and cost control.

•	Promote industrial restructuring and increase innovation and development efforts

We will refine and improve our development plan and focus on promoting product structure and industrial structure adjustments. We will actively implement the second phase of carbon fiber project and work towards the launch of some key projects including the 1# ethylene relocation redevelopment project and the large-tow carbon fiber project. We will actively pursue regional coordinated development and seek joint venture opportunities with Dushangang Petrochemical Industrial Park and Jinshan Second Industrial Zone.

Efforts will be made to advance carbon fiber and other technological breakthrough to complete the transformation of high-performance carbon fiber equipment and continue to develop carbon rod structure optimization, broadening the mode of application, development and application of carbon fiber composite materials. We will commence marketing activities for polyesters for optical films, polyesters for engineering plastics and flame retardant polyesters. Advance the development of hexene copolymerization and large-diameter polyethylene pipe materials, foamed polypropylene serialized products and medical polypropylene syringe products. With the integration and optimization of production process, integrated management and control of refinery production and industrial cloud platform as our current focus, we will continue to build an intelligent plant.

•	Further strengthen corporate governance

We aim to further strengthen our corporate governance by researching and streamlining our organizational structure, and improve the management responsibilities of functional departments and secondary units. We will promote the pilot work of our Carbon Fiber Business Unit and improve the integration of new products production, sales and research. We will drive the optimal delicacy management of our industrial system while exploring the incubation mechanism for the transformation of our scientific research results. We will continuously improve our staff performance appraisal system with reference to our core business processes and optimize the appraisal indicator system. We will explore the selection, appointment, supervision and evaluation of managers, revitalizing our internal human resource pool, increase the introduction of mature industry talents, manage total labor costs, and in turn to improve our overall productivity.

Principal Products

We produce four principal types of products with different specifications, including synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. We use many of the important petroleum products and intermediate petrochemicals we produce in producing our own downstream products.

The following table shows a comparison of the production volume and sales volume in 2017 and 2018 by our major products.

	Production			Sales
Products	2018 (10,000 tons)	2017 (10,000 tons)	Year-on-year change	2018 (10,000 tons)	2017 (10,000 tons)	Year-on-year change
Diesel Note1	373.08	386.38	-3.44%	372.70	338.87	9.98%
Gasoline	322.92	316.61	1.99%	325.67	317.15	2.69%
Jet Fuel Note1	146.82	157.41	-6.73%	100.37	75.13	33.60%
Paraxylene	67.30	63.29	6.34%	49.82	41.32	20.57%
Benzene Note2	34.86	34.06	2.35%	31.02	31.97	-3.06%
Ethylene Glycol	41.52	41.11	1.00%	30.65	29.34	4.46%
Ethylene Oxide	19.43	14.64	32.72%	18.48	14.25	29.68%
Ethylene Note2	77.78	76.69	1.42%	2.90	0.55	427.27%
Polyethylene	41.79	47.13	-11.33%	41.62	46.26	-10.03%
Polypropylene	49.36	48.18	2.45%	49.37	47.87	3.13%
Polyester Pellet Note2	40.65	41.41	-1.48%	27.18	29.32	-7.30%
Acrylic	11.32	13.19	-14.18%	11.33	13.16	-13.91%
Polyester Staple	4.77	4.58	4.15%	4.16	3.93	5.85%

Notes: 1. Excludes sales volume on a sub-contract basis.

           2. The difference between production and sales are internal sales.

The above-mentioned sales volume and sales revenue do not include the trading of our petrochemical products.

The following table shows our 2018 net sales by major products as a percentage of total net sales together with the typical uses of these products.

Product	% of net sales	Typical Use
SYNTHETIC FIBERS
Polyester staple fiber	0.23	Textiles and apparel
Acrylic staple fiber	1.85	Cotton type fabrics, wool type fabrics
Others	0.20
Sub-total	2.28
RESINS AND PLASTICS
Polyester chips	2.27	Polyester fibers, films and containers
Polypropylene pellets	3.19	Films, ground sheeting, wire and cable compound and other injection molding products such as housewares and toys
Polypropylene pellets	4.12	Films or sheets, injection molding products such as housewares, toys and household electrical appliances and automobile parts
Polyvinyl alcohol (“PVA”)	0.10	PVA fibers, building coating materials and textile starch
Others	1.34
Sub-total	11.02
INTERMEDIATE PETROCHEMICALS
Ethylene	0.10	Feedstock for polyethylene, ethylene glycol, polyvinyl chloride and other intermediate petrochemicals which can be further processed into resins, plastics and synthetic fiber.
Ethylene oxide	1.65	Intermediate products for the chemical and pharmaceutical industry, including dyes, detergents and adjuvant
Benzene	1.76	Intermediate petrochemical products, styrene, plastics, explosives, dyes, detergents, epoxies and polyamide fiber
Paraxylene	3.58	Intermediate petrochemicals and polyester
Butadiene	0.92	Synthetic rubber and plastics
Ethylene glycol	2.01	Fine chemicals
Others	2.71
Sub-total	12.73
PETROLEUM PRODUCTS
Gasoline	17.78	Transportation fuels
Diesel	17.06	Transportation fuels and agricultural machinery fuels
Jet Fuel	4.69	Transportation fuels
Others	5.86
Sub-total	45.39
Trading of petrochemical products	27.76	Import and export trade of petrochemical products (purchased from domestic and overseas suppliers)
Others	0.82

Total	100.00

The following table provides a detailed description of our major products by industry segment, primary upstream raw materials, transport and storage method, primary downstream application fields and key price-influencing factors:

Product	Industry segment	Primary upstream raw material	Transport/storage method	Primary downstream application fields	Key price-influencing factors
Diesel	Petroleum products	Petroleum	Pipeline transportation and shipping/ storage tank	Transportation fuel, agricultural machinery fuel	International crude oil price, government control

Gasoline	Petroleum products	Petroleum	Pipeline transportation and shipping/storage tank	Transportation fuel	International crude oil price, government control

Jet Fuel	Petroleum products	Petroleum	Pipeline transportation and shipping/storage tank	Transportation fuel	International crude oil price, supply-demand balance

Paraxylene	Intermediate petrochemicals	Naphtha	Road transportation/ storage tank	Intermediate petrochemical products and polyester	Raw material price, supply-demand balance

Benzene	Intermediate petrochemicals	Naphtha	Road transportation, shipping, rail transportation/ storage tank	Intermediate petrochemical products, styrene, plastic, explosive, dye, detergent, epoxy resin, chinlon	International crude oil price, market supply-demand condition

Ethylene Glycol	Intermediate petrochemicals	Naphtha	Road transportation/ storage tank	Fine Chemicals engineering	International crude oil price, market supply-demand condition

Ethylene Oxide	Intermediate petrochemicals	Naphtha	Road transportation, pipeline transportation/ storage tank	Chemical and medical industry intermediate products, including dyes, detergents and auxiliary	International crude oil price, market supply-demand condition

Ethylene	Intermediate petrochemicals	Naphtha	Road transportation, pipeline transportation, shipping/storage tank	Polypropylene, ethylene glycol, polyvinyl chloride and other raw material for further processing of intermediate petrochemical products such as resins, plastics and synthetic fibers	International crude oil price, supply-demand balance

Product	Industry segment	Primary upstream raw material	Transport/storage method	Primary downstream application fields	Key price-influencing factors
Polyethylene	Resins and plastics	Ethylene	Road transportation, shipping and rail transportation/ warehousing	Film, mulching film, cable insulation material and housewares, toys injection moulding products	Raw material price and market supply- demand condition

Polypropylene	Resins and plastics	Propylene	Road transportation, shipping and rail transportation/ warehousing	Film, mulching film, housewares, toys, household appliances and auto parts injection moulding products	Raw material price and market supply- demand condition

Polyester chips	Resins and plastics	Purified terephthalic acid (“PTA”), ethylene glycol	Road transportation, shipping and rail transportation/ warehousing	Polyester fiber or film, container	Raw material price and market supply- demand condition

Acrylics	Synthetic fibers	Acrylonitrile	Road transportation, shipping and rail transportation/ warehousing	Simple spinning or blend with other material for texture or acrylic top	Raw material price and market supply- demand condition

Polyester	Synthetic fibers	Polyester	Road transportation, shipping and rail transportation/ warehousing	Texture, apparel	Raw material price and market supply- demand condition

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

Crude oil
CDU & VDU
LNAP
HNAP
Regular first vacuum side steam
Coal diesel
Vacuum gas oil
Atmospheric residue
Vacuum residue
Naphtha Prehydrotreating Unit
LNAP
Refined Naphtha
Kerosene Hydrodesulfurization Unit
Kerosene
Blending
1# Hydrotreating Unit
Kerosene
Blending
HCU
Medium pressure HCU
High pressure HCU
LPG
LNAP
HNAP
Kerosene
Blending
Hydrogenated cycle oil
Diesel Hydrotreating Unit
Refined Coker Gasoline
Refined diesel
Blending
Residue Hydro Treating Unit
Naphtha
Diesel
Blending
Hydrogenated Residue Fluid
DCU
coker gasoline
coker diesel
Coker gas oil
Petroleum Coke
Co to Power plant or leave plant
Deasphalted oil
Solvent deasphalting Unit
Deoiling asphalt
Blending of asphalt
CCU
Dry gas
LPG
Gasoline
Light Diesel
Heavy Diesel
Slurry oil
Coke
Scorching
C2 Recycling Unit
Ethylene-rich gas
Dry gas
Gas separation unit
Propylene
Propene
C4
S Zorb Unit
Refined Gasoline
Blending
Hydrogenation and modification unit
Light gasoline
Heavy gasoline
Blending
Diesel
Blending
Slurry oil drawing Unit
Light slurry oil
Heavy slurry oil
Ethylene unit
Ethylene
Propene
pyrolysis C4
pyrolysis gasoline
pyrolysis diesel
ethylene bottom oil
Nikasol unit
Vinol unit
vinol
nikasol
polyethylene unit
polyethylene resin
Glycol unit
ethylene oxide
glycol
polypropylene unit
polypropylene resin
Butadiene extraction unit
New zone, old zone
butadiene
Raffinate C4
Gasoline hydrotreating unit
pyrolysis C5
pyrolysis C9
C5 unit
isoprene
pentadiene
dicyclopentadiene
Raffinate C5
Hydrogenated gasoline
Isopentene Unit
isopentane
pentane
Returned C5
Hydrogenated gasoline extraction unit
Raffinate oil
Benzene
Reforming unit
LPG
C5
Reformate
C6, C7
toluene
Dry gas
P-xylene
C10 heavy aromatic
C8
Polyester unit
Industrial filament
polyester staple fiber
PET chip
C7, C9, heavy aromatic
Blending
MTBE Unit
methanol
MTBE
Butene-1
Etger C4
Acrylonitrile
Acrylic fiber
Carbon fiber

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

Vacuum gas oil – VGO is passed through the hydrocracker, and the resulting heavy naphtha is fed into the aromatics plants to produce paraxylene and benzene. Paraxylene is processed into PTA, one of the principal raw materials in producing polyester.

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

Raw Materials

In 2018, we continued to strengthen our advantages in refining and chemical integration and leverage the strong adaptability of our refining plants to process more high-sulfur crude oil; we used a Process Industry Modeling System to determine the cost performance of crude oil to further improve the cost control of crude oil purchases; and the total volume of the top ten main types of oil purchased in the whole year of 2018 accounted for 100% of the total purchase of crude oil.

To enhance the overall profitability, we optimized our ethylene cracking stocks, adjusted and improved our natural gas and fuel gas structure, optimized our hydrogen system, reduced the emission and increased the efficiency of flare gas, increased the outputs of gasoline and aviation kerosene, and optimized naphtha, residual oil and wax oil processing lines. By reducing the output of paraxylene, we increased our supply of high-octane gasoline blending components to produce more gasoline. By substituting aviation kerosene hydrogenation equipment for diesel hydrogenation equipment and upgrading the 3.3 million tons of diesel hydrogenation equipment, we further optimized the structure of our finished oil products, achieving a diesel to gasoline ratio of 1.16:1 for 2018. We strengthened our tracking of the margin contribution of our units, and continuously carried out daily profitability measurement for each product so as to promptly detect changes in profitability, quickly adjust the load and running schedule of our production units and afford priority to the production of products with high profitability and market demand.

Crude Oil

Crude oil is our primary raw material and the most significant raw material we purchase from outside sources. In 2018, crude oil accounted for approximately 51.39% of our total cost of sales. Accordingly, the supply and price of crude oil are key factors in determining our profitability.

Supply and Transportation – All crude oil required by us, whether from domestic or foreign sources, is purchased through the channels of Sinopec Corp. as an agent. During 2018, we did not experience any significant problems in obtaining sufficient crude oil to meet our production needs.

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

We have received confirmation from Sinopec Corp. that it will purchase on our behalf 15.05 million tons of imported crude oil in 2019. Sinopec Corp. has further confirmed that, subject to China’s national crude oil policy and our actual production needs, it will continue to purchase on our behalf sufficient quantities and appropriate types of crude oil, including domestic offshore and imported crude oil, to satisfy our anticipated annual needs. We anticipate that we will fully utilize our supply of crude oil in 2019. We believe that the mix of crude oil feedstock currently available is satisfactory for our 2019 production capacity and targets. Additionally, as part of China’s commitment at its accession into WTO, certain non-state-owned enterprises have been granted an increasing amount of quota to import crude oil. Although we do not expect to obtain crude oil through this channel in the foreseeable future due to the current crude oil supply system, this may provide us with an alternative source of crude oil supply.

Crude Oil Mix – Our refining equipment is designed to process certain grades of crude oil. Therefore, the origin and quality of the crude oil available can be important to our business. We believe that as we have been significantly increasing usage of imported crude oil, we will continue to be able to obtain from the market such imported crude oil that is compatible with our refining equipment. The overall mix of foreign versus domestic crude oil we process in 2019 will depend on a variety of factors, including the amount of future supply of domestic offshore crude oil and the availability, price, quality, processing profitability and compatibility with our refining capabilities of imported crude oil. Provided there are no significant modifications to the existing channels of crude oil supply, we believe that sufficient supplies of crude oil will be available on the domestic or international markets for our 2019 production capacity and goals.

In 2018, our crude oil was sourced as follows:

Domestic offshore crude oil	0.59%
Imported crude oil	99.41%

Total:	100.00%

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

Pricing – The price of domestic crude oil shall apply the market –adjusted rate and the imported crude oil is generally sold to us at prevailing international market prices. The average cost of imported crude oil and domestic offshore crude oil in 2018 was RMB3,806.39 (U.S.$468) per ton and RMB3,350.98 (U.S.$505) per ton, respectively. In 2018, we processed 14,302,900 tons of imported crude oil and 76,000 tons of domestic offshore crude oil (including 729,200 tons of crude oil processed on a sub-contract basis).

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

On January 13, 2016, NDRC issued the Circular on Several Issues on Further Improving the Pricing Mechanism of Refined Oil (Fa Gai Jia Ge [2016] No. 64) to adjust the existing refined oil pricing mechanism, which include, among other things, (i) setting a price floor of U.S.$40 for the downward adjustment of the crude refined oil. When the international crude oil price drops to U.S.$40 per barrel or below, i.e., the adjustment price floor, the refined oil price in China shall no longer be adjusted downwards; and (ii) creating a reserve for risks associated with the adjustment and control of oil prices. When the international crude oil price drops to U.S.$40 per barrel or below, all unadjusted amount shall be allocated to the reserve above mentioned for use for the purpose of energy saving or reduction of emission, improving the oil quality and securing a safe supply of oil.

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

In 2018, international crude oil prices presented an inverted V-shaped trend. In the first three quarters, the Brent crude oil price fluctuated and climbed to a recent high of US$86/barrel, driven by the effect of production reduction in major oil producing countries and a series of geopolitical risks. In the fourth quarter, the market began to worry that because of the global economic slowdown, the supply of crude oil would be excessive, the production of crude oil in the United States and Russia reached an all-time high, and the political pressure exerted by the United States on Saudi Arabia would curb the price of crude oil, etc, the oil prices declined sharply, hitting the lowest level in the year. By the end of 2018, Brent crude oil prices fell about 20% from the end of 2017, and American West Texas Intermediate (WTI) crude oil prices dropped by around 25% over the end of 2017. However, the average price of crude oil in 2018 was still higher than previous year’s level. In 2018, the average West Texas Intermediate crude oil price on the U.S. mercantile exchanges was U.S.$ 64.22/barrel, representing an increase of 26.12% from U.S.$ 50.92/barrel in 2017. In 2018, the average price of Brent crude oil on the London Intercontinental Exchange was U.S.$ 71.59/barrel, representing an increase of 30.66% from U.S.$ 54.79/barrel in 2017; and in 2018, the average price of crude oil in Dubai was U.S.$ 69.87/barrel, representing an increase of 30.72% from U.S.$ 53.45/barrel in 2017.

For the year ended December 31, 2018, we processed a total of 14.4 million tons of crude oil (including 0.7 million tons of crude oil processed on a sub-contract basis), representing a slight increase of 26,200 tons, or 0.18%, over the previous year. The average unit cost of crude oil processed (by us) in 2018 was RMB3,382.38/ton (RMB2,581.35/ton in 2017), representing an increase of 31.03% over the previous year. Our total cost of crude oil processed reached RMB46.17 billion in 2018, representing an increase of 40.31% as compared to RMB32.90 billion in 2017, which represented 51.39% of the total cost of sales.

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

We expect that our total requirement for coal to generate electricity in 2019 will be approximately 2.00 million tons. In 2018, we consumed approximately 2.00 million tons of coal, an increase of 0.02 million tons from 2017 of 1.98 million tons.

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

We purchase some ancillary raw materials from outside sources. These raw materials include natural gas, methanol, ammonia, sodium hydroxide, sulfur, acetone, acrylonitrile, PTA, propylene and a variety of catalytic agents. In 2018, the total cost of these materials accounted for approximately 11.97% of our total cost of sales. We do not expect any difficulties in obtaining a supply of any of these ancillary raw materials in amounts sufficient to meet our needs in the foreseeable future.

Sales and Marketing

Distribution

The distribution of our fuel products is subject to government regulations. We are required to sell certain refined products to the subsidiaries of Sinopec Group or customers designated by Sinopec Group. Since the second half of 2005, Sinopec Group has executed reforms to its system of selling petrochemical products and implemented what it refers to as a “Five Consolidations” strategy featuring “consolidated marketing strategy, consolidated promotion, consolidated logistics optimization, consolidated sales and consolidated branding.” As a result, the sales of our major petrochemical products are now conducted in a consolidated manner by sales agents designated by Sinopec Group. However, we have the autonomy to decide on the distribution method of our other products in accordance with market conditions. The products we sold in 2018 that were subject to planned distribution by Sinopec Group, sales by agents and sales based on our own discretion accounted for 60.71%, 35.22% and 4.07%, respectively, of the total products we sold.

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

We use long term contracts to sell most of our products. We did not experience significant write-offs or defaults on our accounts receivable or other trading accounts in 2018. In general we managed to maintain a stable correlation between production and sales in 2018.

Product breakdown

Synthetic Fibers – In 2018, 24.5% of our synthetic fiber products were purchased by provincial and municipal government trading companies that act as intermediaries between us and end-users. No single customer accounted for more than 15% of our sales of synthetic fibers in 2018.

Resins and Plastics – In 2018, approximately 51.5% of our resins and plastics sales were to provincial and municipal government trading companies and approximately 48.5% were sold to industrial users. No single customer accounted for more than 5% of our sales of resins and plastics in 2018.

Intermediate Petrochemicals – We sell a variety of intermediate petrochemical products, among which the sale volume of petroleum benzene and paraxylene was relatively high in 2018. SECCO is the principal outside consumer of our petroleum benzene. In 2018, we sold 0.14 million tons of petroleum benzene to SECCO, representing 45.51% of our total 2018 production of such product.

Jiaxing Petrochemical Company Limited and Oriental Petrochemical (Shanghai) Corporation are the outside consumers of our paraxylene. In 2018, we sold 0.44 million tons and 0.06 million tons of paraxylene, representing 88.02% and 11.98% of our total 2018 production of such product, to Jiaxing Petrochemical Company Limited and Oriental Petrochemical (Shanghai) Corporation respectively, at prices mutually agreed upon by the relevant parties.

Petroleum Products – In 2018, our primary gasoline and diesel customer was Sinopec Huadong Sales Company Limited.

Trading of Petrochemical Products – In 2018, our largest trading customer for petrochemical products was Sinopec Chemical Commercial Holding Company Limited.

Major Suppliers and Customers

Our top five suppliers in 2018 were China International United Petroleum & Chemical Co., Ltd., Shengyuan Ji (Jiangsu) Industrial Co., Ltd., Shanghai International Holding Co., headquarter of Sinopec Petroleum Reserve Company Limited and Marubeni Corporation. Total procurement costs involving these five suppliers, which amounted to RMB52,709.9 million, accounted for 60.89% of our total procurement costs for the year. The procurement from the largest supplier amounted to RMB40,849.8 million, representing 47.19% of the total costs of purchases by our Group for the year.

Our top five customers in 2018 were East China Branch of Sinopec Sales Company Limited, China International United Petroleum & Chemical Co. Ltd., Hengli Petrochemical (Dalian) Co., Ltd., SECCO and Jiaxing Petrochemical Co., Ltd.. Total sales to these five customers amounted to RMB60,526.6 million, representing 56.17% of our total turnover for the year. Sales to our largest customer amounted to RMB42,492.8 million, representing 39.43% of our total revenue for the year.

To the knowledge of the Board, among the suppliers and customers listed above, none of the Directors or shareholders of the Company (and their respective close associates) had any interests in Shengyuan Ji (Jiangsu) Industrial Co., Ltd., Shanghai International Holding Co., Marubeni Corporation and Hengli Petrochemical (Dalian) Co., Ltd. and Jiaxing Petrochemical Co., Ltd.. China International United Petroleum & Chemical Co. Ltd. and East China Branch of Sinopec Sales Company Limited are subsidiaries of Sinopec Corp., the controlling shareholder of the Company. SECCO is a subsidiary of Sinopec Corp., and an associated company of us.

Product Pricing

Most of our products are permitted to be sold at market prices. However, four types of petroleum products (gasoline, diesel and jet fuel, and liquefied petroleum gas) that we sell are subject to varying degrees of government pricing control and are, accordingly, sold at prices set by the Chinese government, which may sometimes be below our costs. In 2016, 2017 and 2018, approximately 31.19%, 36.95% and 41.62% of our net sales, respectively, were from products subject to price controls. Price controls may apply to these products in various ways. Such price controls are sometimes applied exclusively to our products, exclusively to our competitors’ products or sometimes applied to neither our products nor our competitors’ products. The Chinese government has adopted changes to the pricing mechanism for domestic refined oil to be indirectly aligned with international crude oil prices in a controlled manner through use of certain formula(s).

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

Competition

We compete principally in the Chinese domestic market where 82.2% of our products in volume were sold in 2018. In addition, we believe the limitation in transportation infrastructure in China and the difficulties involved in transporting petrochemical products force petrochemical companies in China, including us, to compete primarily on a regional basis. In 2018, 78.6% of our net sales were made to customers in Eastern China.

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

Synthetic Fibers

In 2018, we had an approximate 0.44% share of total domestic polyester and acrylic consumption while imports had an approximate 1.31% share.

The following table summarizes the competitive position of our principal synthetic fibers according to domestic sales in 2018.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal domestic competitor’s share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Acrylic	15.33	2	Jilin Province	33.70	20.23

Sources: Zhuochuang Information (www.chem99.com).

Resins and Plastics

In 2018, we had an approximate 2.93% share of total domestic resins and plastics consumption while imports had an approximate 25.13% share. The following table summarizes the competitive position of our principal resins and plastics products according to domestic sales in 2018.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Polyester chips	4.98	3	Zhejiang Province	6.15	5.47
Polyethylene	1.11	20	Guangdong Province	3.03	47.00
Polypropylene	1.98	15	Zhejiang Province	2.17	13.73

Sources: Zhuochuang Information (www.chem99.com).

Intermediate Petrochemicals

In 2018, we were one of the largest sellers of intermediate petrochemicals in China, holding an approximate 2.16% share of total domestic consumption, while imports had an approximate 26.67% share of domestic consumption. Ethylene glycol, paraxylene, benzene and butadiene are our major intermediate petrochemical products. In 2018, we were a major producer of ethylene glycol, paraxylene and benzene in China. The following table summarizes the competitive position of our principal intermediate petrochemicals according to domestic sales in 2018.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Ethylene glycol	1.84	7	Zhejiang Province	2.79	59.08
Paraxylene	1.86	8	Zhejiang Province	5.77	57.38
Benzene	2.64	8	Jiangsu Province	3.24	17.00
Butadiene	3.23	16	Zhejiang Province	4.19	9.90

Sources: Zhuochuang Information (www.chem99.com).

Petroleum Products

In 2018, we had an approximate 2.45% share of total domestic petroleum products market while imports had an approximate 6.40% share. Although we have one of the largest refining capabilities in China, we use most of our refining capacity to produce feedstock for our own downstream processing of petrochemical products.

The domestic markets for each of our major petroleum products are geographically concentrated because these markets tend to be highly localized with individual producers controlling a large share of the markets in their locality. In 2018, we sold approximately 86.60% of our petroleum products in Eastern China.

Investments

We established SECCO, a Sino-foreign equity joint venture, in late 2001 with BP Chemicals East China Investments Limited (“BP”) and Sinopec Corp., primarily to build and operate a 900,000 ton Rated Capacity ethylene petrochemical manufacturing facility. SECCO completed construction and commenced its manufacturing operations in 2005. In 2009, SECCO had expanded the capacity of certain facilities to 1,090,000 tons of ethylene per annum. We own 20% of the equity interest of SECCO, while BP and Sinopec Corp. own 50% and 30% interests in SECCO, respectively. In October 2017, BP transferred its 50% equity interests in SECCO to a subsidiary of Sinopec Corp., Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd.. As a result of equity transfer, we, Sinopec Corp. and Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd. own 20%, 30% and 50% interests in SECCO, respectively, and SECCO was converted into a PRC domestic company. The registered capital of SECCO is RMB7,800,811,272.00, all of which had been fully contributed by the shareholders in accordance with their equity percentages in SECCO as of October 18, 2017.

In 2018, SECCO achieved a sales revenue of RMB26.32 billion (U.S.$3.83 billion), representing a decrease of 9.80% from its sales revenue of RMB29.18 billion (U.S.$4.24 billion) in 2017. SECCO produced 951,000 tons of ethylene in 2018, representing a decrease of 294,000 tons over the previous year. SECCO had a net profit of RMB3.23 billion (U.S.$469.8 million) in 2018, representing a decrease of RMB1.97 billion (U.S.$286.5 million) over the previous year.

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

We were subject to various administrative penalties for its violations of the relevant PRC environmental laws and regulations in the past three years. In 2018, we were subject to three administrative penalties for violations of the relevant PRC environmental laws and regulations, with fines in a total of RMB0.6 million.

We believe our environmental protection facilities and systems are adequate for the existing national and local environmental protection regulations. In 2018, we continued to carry out various energy-saving and emissions reduction measures in accordance with the relevant domestic energy conservation and emissions reduction requirements, and achieved all energy-saving and emissions reduction goals set by the Chinese government during the year.

During 2018, the Company’s overall level of energy consumption per RMB10,000 of product value was 0.760 ton of standard coal, decreased by 1.17% from the previous year. As compared with 2017, the total volume of chemical oxygen demand discharged was decreased 24.58%, while that of ammonia nitrogen, sulfur dioxide, nitrogen oxides and volatile organic compounds declined by 39.20%, 64.01%, 39.96% and 16.63%, respectively. At the same time, the compliance rate of waste water and waste gas emissions reached 100%, and all hazardous waste was disposed of properly at 100%. The average heat efficiency of heaters increased 0.13% to 92.67% due to the load reduction.

Insurance

We currently participate in a package of insurance coverage plan through Sinopec Group as its controlled subsidiary, which, as of December 31, 2018, was approximately RMB43.3 billion (U.S.$6.30 billion) on our property and facilities and approximately RMB3.0 billion (U.S.$0.44 billion) on our inventory. In addition, we maintain insurance policies for such assets as engineering construction projects and products in transit with third-party’s commercial insurance company. The Sinopec Group insurance coverage is compulsory and applies to all enterprises controlled by Sinopec Group, pursuant to guidelines of Sinopec Group which may not be legally enforceable against Sinopec Group. Thus, there are uncertainties under Chinese law as to what percentage insurance claims we may demand against Sinopec Group.

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

Cyber Security

We have implemented policies and procedures intended to prevent cyber incidents and to identify and respond to unauthorized intrusions. With respect to our internal internet policies on cybersecurity, we have established an information safety management system and issued internal regulations on cybersecurity, internal hardware and data safety systems and we are gradually implementing measures relating to the office environment information safety management, information system access control, protection from any malicious software, and internal review and audit of information safety risks, in order to prevent loss of information due to cybersecurity incidents, network outages or hardware incidents. In 2018, we did not experience any material cybersecurity incidents or related losses.

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

Business Operations Relating to Iran and other U.S. Sanctioned Countries

In 2018, we sourced a small amount of crude oil from Iran through a wholly-owned subsidiary of Sinopec Corp., our controlling shareholder, and such amount represented 1.39% of our total purchase volume of crude oil. Details of the purchase volume and purchase expenses are provided below:

	Volume (thousand tons)	% of total	Amount (RMB billion)	% of total
Iran	189.28	1.39	0.67	1.46
Others	13,429.22	98.61	44.97	98.54

Total	13,618.50	100.00	45.64	100.00

In addition, based on feedback to our inquiries to Sinopec Corp., in 2018, it sourced approximately 8.0% of its total refinery throughputs of crude oil from Iran. In additional, it engaged in a small amount of trading activities with Iranian companies, generating revenue and net profit of U.S.$526.6 million and U.S.$4.2 million, respectively. These amounts represented 0.121% and 0.035% of Sinopec Corp.’s annual operating revenue and net profit, respectively.

Based on feedback to our inquiries to Sinopec Group, the controlling shareholder of Sinopec Corp., Sinopec Group engaged in limited business activities in Iran such as providing engineering services and designs. Sales revenue from these business activities accounted for 0.041% of Sinopec Group’s total unaudited sales revenue in 2018.

We have no performance obligations under any contract to continue to purchase crude oil sourced from Iran in 2019.

C. Organizational Structure.

Our Subsidiaries

As of December 31, 2018, our significant subsidiaries are listed below. All of the subsidiaries named below are incorporated in China.

Subsidiary Name	Our ownership interest	Our voting power
	(%)	(%)
Shanghai Petrochemical Investment Development Company Limited	100.00	100.00
China Jinshan Associated Trading Corporation	67.33	67.33
Shanghai Jinchang Engineering Plastics Company Limited	74.25	71.43
Shanghai Golden Phillips Petrochemical Company Limited	100.00	100.00
Zhejiang Jin Yong Acrylic Fiber Company Limited	75.00	75.00
Shanghai Jinshan Trading Corporation	67.33	67.33

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

			Percentage of
Name of Company	Particulars of issued capital	Type of legal entity	equity held by Sinopec Corp. and its subsidiary	Principal activities
	(millions)		(%)
Sinopec International Petroleum Exploration and Production Company Limited	RMB8,000	Limited company	100.00	Investment in exploration, development, production, sales of petroleum and natural gas and other areas
Sinopec Great Wall Energy and Chemical Company Limited	RMB22,761	Limited company	100.00	Coal chemical industry investment management, production and sale of coal chemical products
Sinopec Yangzi Petrochemical Company Limited	RMB15,651	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Pipeline Storage & Transportation Company Limited	RMB12,000	Limited company	100.00	Pipeline storage and transportation of crude oil
Sinopec Yizheng Chemical Fiber Limited Liability Company	RMB4,000	Limited company	100.00	Production and sale of polyester chips and polyester fibers

			Percentage of
Name of Company	Particulars of issued capital	Type of legal entity	equity held by Sinopec Corp. and its subsidiary	Principal activities
	(millions)		(%)
Sinopec Lubricant Company Limited	RMB3,374	Limited company	100.00	Production and sale of lubricant products, lubricant base oil, and petrochemical materials
Sinopec Qingdao Petrochemical Company Limited	RMB1,595	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Chemical Sales Company Limited	RMB1,000	Limited company	100.00	Trading of petrochemical products
China International United Petroleum & Chemical Company Limited	RMB3,000	Limited company	100.00	Trading of crude oil and petrochemical products
Sinopec Overseas Investment Holding Limited	U.S.$1,662	Limited company	100.00	Overseas investment and management of equities
Sinopec Catalyst Company Limited	RMB1,500	Limited company	100.00	Production and sale of catalyst products
China Petrochemical International Company Limited	RMB1,400	Limited company	100.00	Trading of petrochemical products
Sinopec Beihai Refining and Chemical Limited Liability Company	RMB5,294	Limited company	98.98	Import and processing of crude oil, production, storage and sales of petroleum and petrochemical products
Sinopec Qingdao Refining and Chemical Company Limited	RMB5,000	Limited company	85.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Hainan Refining & Chemical Company Limited	RMB3,986	Limited company	75.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Marketing Co.	RMB28,403	Limited company	70.42	Marketing and distribution of refined petroleum products
Shanghai SECCO Petrochemical Company Limited	RMB7,801	Limited company	67.60	Manufacturing and sales of petrochemical products
Sinopec-SK (Wuhan) Petrochemical Company Ltd.	RMB6,270	Limited company	65.00	Production, sales, research and development of ethylene and downstream derivatives
Sinopec Kantons Holdings Limited	HK$248	Limited company	60.33	Crude oil wharf services and natural gas pipeline transportation services
Sinopec Shanghai Gaoqiao Petrochemical Company Limited	RMB10,000	Limited company	55.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited	RMB10,824	Limited company	50.44	Manufacturing of synthetic fibers, Resin and plastics, intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited	RMB8,140	Limited company	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products

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

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for petroleum products and intermediate petrochemicals in 2018:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate (%)
Crude oil distillation units (2)	14,000,000	93.80
Hydrocracker (2)	3,000,000	90.55
Ethylene unit	700,000	107.03
*Aromatics units (2)	835,000	97.29
PTA unit	400,000	83.64
Ethylene oxide / ethylene glycol units (2)	525,000	93.52
Cracking and catalyzing	3,500,000	99.56
Delayed coking (2)	2,200,000	91.87
Diesel oil hydrogenation units (2)	3,850,000	92.79
Acrylonitrile unit	650,000	85.56
C5 segregation units (2)	205,000	114.00

*	The No. 1 paraxylene unit (235,000 tons/year) ceased operating during 2018, and the average utilization rate was based on production of the No.2. paraxylene unit.

Our two crude oil distillation units were designed and built in China. In 2018, the actual quantity of crude oil we processed was approximately 14.4 million tons. Our hydrocracker uses technology from United Oil Products Corporation of the United States. Our second ethylene unit uses technology from ABB Lummus Global Inc. of the United States. The aromatics unit uses technology from Universal Oil Products Corporation of the United States. The PTA unit uses technology from Mitsui Petrochemical Corporation of Japan. The ethylene oxide / ethylene glycol unit was constructed using technology from Scientific Design Corporation of the United States.

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for resins and plastics and synthetic fibers in 2018:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate (%)
*Polyester units (3)	550,000	90.39
**Polyester staple units (2)	158,000	94.12
Polyester filament unit	21,000	85.66
Acrylic staple fiber units (3)	141,000	111.28
Polypropylene units (3)	408,000	98.13
Polypropylene units (3)	400,000	99.63
Vinyl acetate unit	86,100	89.92

*	The No.3 polyester unit (100,000 tons/year) ceased operating on September 1, 2013, and the average utilization rate was based on the production of No.1 and the No.2 polyester units.
**	The No.1 polyester staple unit (4,000 tone/year) ceased operating during 2018, and the average utilization rate was based on the production of the No.2 polyester staple unit.

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

In 2018, we continued to place emphasis on quality, health, safety & environment (“QHSE”) by implementing a QHSE responsibility system at each level to strengthen the safety supervision at our operations and construction sites and to improve the QHSE-related performance appraisal. We believe these efforts have resulted in continued improvement in our safety and environmental protection practices. We did not encounter serious accidents involving production safety, environmental pollution or occupational poisoning in 2018. Among the 71 major indicators that measure technical and economic capacity, 38 exceeded those of the previous year while 29 reached advanced levels in our industry.

Transportation-Related Fixtures

Crude oil, our principal raw material, is transported by pipeline and oil tanker to a crude oil terminal wharf and storage tanks. Our products leave the factory by water, rail, road and pipeline. In 2018, approximately 88.86% of our products by sales volume were collected by customers from our premises, and we delivered the balance. Our major ethylene customer is supplied via a pipeline. Some of the products collected by customers were also transported using our facilities.

Wharfs

We own one chemical wharf at Jinshan with five berths of 3,000, 5,000, 10,000, 10,000 and 30,000 tons. We also own a connecting pipeline capable of loading up to approximately 4.6 million tons of chemical products annually onto ocean-going barges and ships. In 2018, products representing 26.90% of total sales volume were shipped from the wharf. We also have a facility to load ships and barges which use the region’s inland waterways. In 2018, products representing 1.5% of total sales volume were shipped from these facilities. We believe that we have a competitive advantage because a greater proportion of our products are shipped by water as opposed to rail and truck, which is subject to capacity constraints on China’s rail and highway networks. Additionally, we own facilities for receiving crude oil and coal at docks that we own and transporting such materials by pipeline or conveyor to our production facilities.

Rail

We own a railroad loading depot with an annual capacity of 500,000 tons. The depot provides access via a spur line to the national Chinese railway system. In 2018, products representing 0.34% of total sales volume were transported from the factory by rail.

Capital Expansion Program

We have planned or started a number of other principal capital expansion projects. In 2016, 2017 and 2018, we invested RMB0.8 billion, RMB1.4 billion and RMB1.0 billion, respectively, in capital expansion projects. We expect that total investment in the projects described below will be approximately RMB1.5 billion in 2019.

Refining Capacity Expansion

In 2016, we launched No. 2 Diesel Hydrogenation Unit Reconstruction and Diesel Quality Upgrading Project so as to further improve the quality of oil product and perfect oil product structure. In 2017, we launched gasoline upgrade project involving an alkylation plant with a capacity of 400,000 tons/year, which is anticipated to complete in 2019.

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

To take advantage of our specialty in producing acrylics fiber and to improve our industrial structure and upgrade certain products, we plan to construct a carbon fiber project with a capacity of 1,500 tons/year. Sinopec Corp. approved the basic design for this project in December 2010; pile foundation construction was commenced in December 2010; civil engineering was commenced in February 2011 and one series of facilities under phase I were launched for trial operation in 2012. Subject to the market conditions, we plan to commence the construction of Phase II of the Project in August 2019.

Upgrading Environmental Protection Facilities Projects

To enhance our capacity for sustainable development and response to the government requirements of environmental protection, we intend to increase our capital expenditures on a series of environmental projects, mainly including oil cleaning project with 400,000 tons/year clean gasoline component unit, transformation project for “ultra clean discharge” work in cogeneration unit, transformation of No. 2 olefin cracking burner, and Thermoelectric Department’s renovation project involving furnaces Nos. 3 and 4 meeting emission standards. There projects are anticipated to finish in 2019.

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

Critical Accounting Policies

The following discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during 2018. Our financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We based our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, our management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

Our principal accounting policies are set forth in Note 2 to our consolidated financial statements and the changes in accounting policies are set forth in Note 3. The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Impairments for long-lived assets

Assets that have an indefinite useful life must be tested annually for impairment. Long term assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value. We use all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs. During the years ended December 31, 2016, 2017 and 2018, we recognized impairment charges on property, plant and equipment and other long-term assets of RMB254.2 million, RMB118.2 million and RMB82.7 million, respectively.

Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. We review the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets, taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. There were no significant changes in these estimates during the years ended December 31, 2016, 2017 and 2018.

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

Management assesses the realizability of our inventories based on the estimates of the net realizable value of the inventories at the end of each reporting period. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. We base the estimates on all available information, including the current market prices of the finished goods and raw materials and historical operating costs. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. If the actual selling prices were to be lower or the costs of completion were to be higher than the estimates, the actual allowance for diminution in value of inventories could be higher than estimated. In addition, management periodically reviews inventory aging information to assess if any obsolete inventories are required to be written down at the period end. Based on our assessments, we recorded write-down of inventories of RMB76 million, RMB60 million and RMB48 million, respectively, for the years ended December 31, 2016, 2017 and 2018. Barring unforeseeable changes that may occur to the current economic environment in either China or worldwide, our management does not anticipate encountering major difficulties with our attempt to realize by the end of 2019 the bulk of our inventories as of December 31, 2018 after deducting for diminution in values.

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

In making the assessment of whether it is probable the Company will realize or utilize the deferred tax assets, we primarily rely on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilize the deferred tax assets recognized at December 31, 2018, the Company would need to generate future taxable income of at least RMB476 million.

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

Measurement of expected credit losses

The impairment provisions for trade receivables and other receivables are based on assumptions about the expected loss rates. We use judgment in making these assumptions and selecting the inputs to the impairment calculation, based on our historical information, existing market conditions as well as forward looking estimates at the end of each reporting period. Changes in these assumptions and estimates could materially affect the result of the assessment and may be necessary to make additional impairment charge to net impairment losses on financial assets.

A. Results of Operations

Government Policies

The impact of government economic, fiscal, and monetary policies can materially affect our financial condition, results of operations, and cash flows (see Item 3. Key Information - D. Risk Factors).

In particular, we consume large amounts of crude oil to manufacture our products of which more than 95% is typically imported. We attempt to mitigate the effect of increased costs due to rising crude oil prices. However, our ability to pass on these increased costs to our customers is dependent on government regulations, among other factors. Given that the increase of the sales prices of our products can lag behind the increase of crude oil costs, we sometimes fail to completely cover the increased costs by increasing our sales prices, particularly where government regulations restrict the prices of certain of our fuel products such as gasoline, diesel and jet fuel, and liquefied petroleum gas. In 2016, 2017 and 2018, approximately 31.19%, 36.95% and 41.62% of our net sales were from such products subject to price controls. Although the current price-setting mechanism for refined petroleum products in China allows the Chinese government to adjust price in the PRC market when the average international crude oil price fluctuates beyond certain levels within a certain time period (see Item 4. Information on the Company – B. Business Overview – Product Pricing), the Chinese government still retains discretion as to whether or when to adjust the prices of the refined oil products. The Chinese government generally exercises certain price control over refined oil products once international crude oil prices experience a sustained rise or become significantly volatile. Moreover, the Chinese government controls the distribution of many fuel products in China. For instance, some of our fuel products are required to be sold to designated distributors (such as the subsidiaries of Sinopec Corp.). Because we cannot freely sell our fuel products to take advantage of opportunities for higher prices, we may not be able to fully cover increases in crude oil prices by increases in the sale prices of our products, which has had and will continue to have a material adverse effect on our financial condition, results of operations and cash flows.

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

Inflation

Inflation or deflation did not have a significant impact on our results of operations for the year ended December 31, 2018.

Summary

In 2018, China’s economy generally remained stable. The gross domestic product (GDP) grew by 6.6%, decreased by 0.3% from the previous year. China’s petrochemical industry was operated in stable trend with good momentum with basically steady production, overall stable market demands, risen product price and improved industrial efficiency. In 2018, we focused on enhancing our overall efficiency and stepped up efforts to improve a variety of its work, including work safety and environmental protection, operation optimization, cost reduction, market development, research and development, and human resources development. We have achieved major progress in production and operation and continuously maintained a relatively high level of economic benefits.

The following table sets forth our sales volumes and net sales for the years indicated:

	Year ended December 31,
	2016			2017			2018
	Sales Volume (‘000 tons)	Net Sales (RMB million)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (RMB million)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (RMB million)	% of Total Net Sales
Synthetic fibers	202.1	1,855.5	2.8	172.6	2,005.3	2.5	156.0	2,182.4	2.3
Resins and plastics	1,341.7	9,797.6	14.9	1,262.4	10,218.4	12.9	1,208.6	10,542.1	11.0
Intermediate petrochemicals	2,055.7	8,827.6	13.4	1,938.5	10,070.2	12.7	2,134.4	12,160.6	12.7
Petroleum products	8,097.9	24,002.6	36.4	9,233.5	32,400.6	40.9	9,917.3	43,403.0	45.4
Trading of petrochemical products	—	20,585.4	31.2	—	23,697.3	29.9	—	26,544.0	27.8
Others	—	867.8	1.3	—	826.5	1.1	—	781.4	0.8

Total	11,697.4	65,936.5	100.0	12,607.0	79,218.3	100.0	13,416.3	95,613.5	100.0

The following table sets forth a summary statement of our consolidated statements of operations for the years indicated:

	Year ended December 31,
	2016		2017		2018
	RMB million	% of Net sales	RMB million	% of Net sales	RMB million	% of Net sales
Synthetic fibers
Net sales	1,855.5	2.8	2,005.3	2.5	2,182.4	2.3
Operating expenses	(2,466.4)	(3.7)	(2,480.6)	(3.1)	(2,755.9)	(2.9)
Segment loss	(608.9)	(0.9)	(475.3)	(0.6)	(573.5)	(0.6)
Resins and plastics
Net sales	9,797.6	14.9	10,218.4	12.9	10,542.1	11.0
Operating expenses	(8,160.0)	(12.4)	(8,862.5)	(11.2)	(9,641.7)	(10.1)
Segment profit	1,637.6	2.5	1,355.9	1.7	900.4	0.9
Intermediate petrochemicals
Net sales	8,827.6	13.4	10,070.2	12.7	12,160.6	12.7
Operating expenses	(7,017.6)	(10.6)	(7,864.1)	(9.9)	(10,225.7)	(10.7)
Segment profit	1,810.0	2.7	2,206.1	2.8	1,934.9	2.0
Petroleum products
Net sales	24,002.6	36.4	32,400.6	40.9	43,403.0	45.4
Operating expenses	(20,189.6)	(30.6)	(29,280.6)	(37.0)	(40,493.0)	(42.4)
Segment profit	3,813.0	5.8	3,120.0	3.9	2,910.0	3.0
Trading of petrochemical products
Net sales	20,585.4	31.2	23,697.3	29.9	26,544.0	27.8
Operating expenses	(20,534.2)	(31.1)	(23,636.7)	(29.8)	(26,439.1)	(27.7)
Segment profit	51.2	0.1	60.6	0.1	104.9	0.1
Others
Net sales	867.8	1.3	826.5	1.1	781.4	0.8
Operating expenses	(792.8)	(1.2)	(691.9)	(0.9)	(473.0)	(0.5)

	Year ended December 31,
	2016		2017		2018
	RMB million	% of Net sales	RMB million	% of Net sales	RMB million	% of Net sales
Segment profit	75.0	0.1	134.6	0.2	308.4	0.3
Total
Net sales	65,936.5	100.0	79,218.3	100.0	95,613.5	100.0
Operating expenses	(59,158.6)	(89.7)	(72,816.4)	(91.9)	(90,028.4)	(94.2)
Profit from operations	6,777.9	10.3	6,401.9	8.1	5,585.1	5.8
Net finance income	83.7	0.1	207.3	0.3	337.4	0.4
Investment income	—	—	—	—	—	—
Share of profit of associates and jointly controlled entities	916.8	1.4	1,243.7	1.6	885.6	0.9
Profit before income tax	7,778.3	11.8	7,852.9	10.0	6,808.1	7.1
Income tax	(1,796.8)	(2.7)	(1,698.7)	(2.2)	(1,471.9)	(1.5)
Net profit	5,981.5	9.1	6,154.2	7.8	5,336.2	5.6
Attributable to:
Equity shareholders of the Company	5,968.5	9.1	6,143.2	7.8	5,336.3	5.6
Non-controlling interests	13.0	0.0	11.0	0.0	(0.1)	0.0
Net profit	5,981.5	9.1	6,154.2	7.8	5,336.2	5.6

Net sales represent sales revenue of the respective segments after sales taxes and surcharges. Operating expenses here represent cost of sales, selling and administrative expenses and other operating expenses /income, as allocated to respective segments. This definition is only applicable for the financial review.

Year ended December 31, 2018 compared with year ended December 31, 2017

Net sales

In 2018, our net sales amounted to RMB95,613.5 million, representing an increase of 20.70% as compared to RMB79,218.3 million in 2017. The increase was primarily due to the increase in weighted average sales price of our petroleum and petrochemical products, among which, the weighted average prices (exclude tax) of our synthetic fibers, resins and plastics, intermediate petrochemical products and petroleum products increased by 20.35%, 7.77%, 9.68% and 24.72%, respectively, over the previous year. The total volume of our products was 13.4 million tons in 2018, representing an increase of 6.42% over the previous year. Our production/sales ratio was 100.21%, and the trade receivables recovery rate was 100%. Our total amount of sales from export was RMB19.15 billion, an increase of 38.30% compared with 2017.

(i) Synthetic fibers

In 2018, our net sales for synthetic fibers amounted to RMB2,182.4 million, representing an increase of 8.83% compared to RMB2,005.3 million in 2017. The increase was primarily due to the increase in price of synthetic fibers, driven by the increase in cost of raw materials. The continued sluggish downstream demand and under-performing initiatives in raw material procurement yet led to a drop in sales volume. Sales volume for synthetic fibers decreased by 9.57% compared with the previous year, while the weighted average sales price increased by 20.35%. In particular, the weighted average sales price of acrylic fiber, the main product of our synthetic fibers, increased by 23.35%, and the weighted average sales price of polyester fiber increased by 13.63% over the previous year. Sales of acrylic fiber and polyester fiber accounted for 81.20% and 9.88% of the total sales of synthetic fibers, respectively.

Net sales of synthetic fiber products accounted for 2.3% of total net sales in 2018, representing a decrease of 0.2% as compared to the previous year.

(ii) Resins and plastics

Net sales of resins and plastics amounted to RMB10,542.1 million in 2018, representing an increase of 3.17% as compared to RMB10,218.4 million in 2017. The increase in net sales was mainly attributable to the increase in unit price of resin and plastics, driven by the increase in the costs of raw materials. Due to the lower demand in the downstream market, the sales volume of resins and plastics decreased 4.27% as compared to the previous year, while the weighted average sales price increased by 7.77%. In particular, the weighted average sales price of polyethylene, polypropylene and polyester pellet increased by 2.74%, 9.95% and 14.71%, respectively. Sales of polyethylene, polypropylene and polyester pellet accounted for 29.01%, 37.39% and 20.66% of the total sales of resins and plastics, respectively.

Net sales of resins and plastics accounted for 11.0% of total net sales in 2018, representing a decrease of 1.9% as compared to the previous year.

(iii) Intermediate petrochemicals

Net sales of intermediate petrochemical products amounted to RMB12,160.6 million in 2018, representing an increase of 20.76% as compared to RMB10,070.2 million in 2017. This was mainly due to (i) an increase in weighted average sales price of intermediate petrochemical products of 9.68% as compared to the previous year, which, in turn, was due to the increase in costs of raw materials; and (ii) an increase in sales volume of 10.10% as compared to the previous year, which, in turn, was due to the higher demand in the downstream market. In particular, the weighted average sales price of paraxylene, ethylene oxide and glycol increased by 22.36%, 5.79% and 2.85%, respectively, and the sales volume of each of them increased by 20.55%, 29.70% and 4.44%, respectively. Sales of paraxylene, ethylene oxide and glycol accounted for 28.14%, 12.96% and 15.79% of the total sales of intermediate petrochemical products, respectively.

Net sales of intermediate petrochemicals accounted for 12.7% of total net sales in 2018, which remained the same as the previous year.

(iv) Petroleum products

Net sales of petroleum products amounted to RMB43,403.0 million in 2018, representing an increase of 33.96% as compared to RMB32,400.6 million in 2017, which was mainly attributable to the increase in prices of refined oil in China driven by the increase in world crude oil unit price. The weighted average sales price of major products increased by 24.72%, while sales volume increased by 7.41% as compared to the previous year.

Net sales of petroleum products accounted for 45.4% of total net sales in 2018, representing an increase of 4.5% as compared to the previous year.

(v) Trading of petrochemical products

Net sales from trading of petroleum products amounted to RMB26,544.0 million in 2018, representing an increase of 12.01% as compared to RMB23,697.3 million in 2017. The increase is mainly due to an increase of RMB3,025.0 million in sales of China Jinshan Associated Trading Corporation, a subsidiary of the Company, during 2018.

Net sales from trading of petrochemical products accounted for 27.8% of total net sales in 2018, representing a decrease of 2.1% as compared to the previous year.

(vi) Others

Net sales of other products amounted to RMB781.4 million in 2018, representing a decrease of 5.46% as compared to RMB826.5 million in the previous year.

Net sales of other products accounted for 0.8% of our total net sales in 2018, representing a decrease of 0.3% as compared to the previous year.

Cost of sales and operating expenses

Our cost of sales and operating expenses are comprised of cost of sales, selling and administrative expenses, other operating income and other operating expenses.

Our cost of sales and operating expenses amounted to RMB90,028.4 million in 2018, representing an increase of 23.64% as compared to RMB72,816.4 million in 2017. Our cost of sales and operating expenses of synthetic fibers, resins and plastics, intermediate petrochemicals, petroleum products, trading of petrochemical products and others were RMB2,755.9 million, RMB9,641.7 million, RMB10,225.7 million, RMB40.493.0 million, RMB26,439.1 million and RMB473.0 million, representing an increase of 11.10%, 8.79%, 30.03%, 38.29%, 11.86%, and a decrease of 31.64% compared to the previous year, respectively. Such increases were primarily due to the increase in cost of raw materials driven by the rise in world crude oil unit prices, which substantially increased the cost of sales.

•	Cost of sales

Our cost of sales amounted to RMB89,839.0 million in 2018, representing an increase of 24.09% as compared to RMB72,398.3 million in 2017. Cost of sales accounted for 93.96% of net sales for 2018. The increase in cost of sales was primarily due to the increase in crude oil price in 2018.

•	Selling and administrative expenses

Our selling and administrative expenses amounted to RMB536.1 million in 2018, representing a slight increase of 0.15% as compared to RMB535.3 million in the previous year.

•	Other operating income

Our other operating income amounted to RMB202.6 million in 2018, representing an increase of 70.25% as compared to RMB119.0 million in the previous year. The increase in other operating income was due to an increase of RMB28.1 million in refunds of local education surcharges in Jinshan District, resulting in an increase in government subsidy that was included in other business income.

•	Other operating expenses

Our other operating expenses were RMB32.5 million in 2018, representing an increase of 51.87% as compared to RMB21.4 million in the previous year. This was mainly due to an increase in the severances for termination of employees.

•	Other gains/(losses)-net

Our other gains amounted to RMB176.7 million in 2018, representing an increase of RMB157.2 million as compared to other gains of RMB19.5 million in the previous year. The significant increase in other gain was primarily due to the increase of net gains on disposal of property, plant and equipment of RMB185.5 million in 2018.

Profits/(losses) from operations

Our profit from operations amounted to RMB5,585.1 million in 2018, representing a decrease of RMB816.8 million as compared to RMB6,401.9 million in the previous year. In 2018, there was an increase in costs for all segments generally as compared with those in last year as a result of a 30.66% increase in the average price of Brent crude oil on the London Intercontinental Exchange as compared to the previous year. Despite the subsequent increase in unit price of finished products, the unit purchase price of raw materials increased to a larger extent than the unit price of finished products due to the impact brought by the production cycle and demand of downstream market, leading to a slight fall in profit from operations as compared to last year.

(i) Synthetic fibers

Loss from operations related to synthetic fibers amounted to RMB573.5 million in 2018, representing an increase of RMB98.2 million in the amount of loss as compared to a loss of RMB475.3 million in the previous year. The increase in loss was primarily due to the increase in the cost of raw materials as compared to the previous year.

(ii) Resins and plastics

Profit from operations related to resins and plastics amounted to RMB900.4 million in 2018, representing a decrease of RMB455.5 million as compared to RMB1,355.9 million in the previous year. The decrease in operating profit was mainly attributable to the significant increase in costs of raw materials driven by the increase in world crude oil price. For the period, cost of sales and expenses increased by 8.79%, unit cost of sales increased by 14.37%, and net sales increased by 3.17%.

(iii) Intermediate petrochemicals

Profit from operations related to intermediate petrochemical products amounted to RMB1,934.9 million in 2018, representing a decrease of RMB271.2 million as compared to RMB2,206.1 million in the previous year. The decrease was mainly attributable to an increase of RMB2,090.4 million in net sales of intermediate petrochemicals, while the cost of sales and expenses for the same period rose by RMB2,361.6 million.

(iv) Petroleum products

Profit from operations related to petroleum products amounted to RMB2,910.0 million in 2018, representing a decrease of RMB210.0 million as compared to RMB3,120.0 million in the previous year. The decrease was mainly attributable to the increase of RMB11,212.4 million in cost of sales and expenses, while the net sales of petroleum products increased RMB11,002.4 million, which resulted in a profit decrease as compared to the previous year.

(v) Trading of petrochemical products

Profit from trading of petrochemical products amounted to RMB104.9 million in 2018, representing an increase of RMB44.3 million as compared to RMB60.6 million in the previous year. The increase was mainly attributable to an increase of RMB2,846.7 million in net sales of the trading business, while the cost of sales and expenses for the same period was up by RMB2,802.4 million, leading to a higher profit as compared to the previous year.

(vi) Others

Profit from other operations amounted to RMB308.4 million in 2018, representing an increase of RMB173.8 million as compared to RMB134.6 million in the previous year. The increase in profit was mainly attributable to an increase in income from disposal of assets.

Net finance income

Our net finance income was RMB337.4 million in 2018, representing an increase of RMB130.1million as compared to RMB207.3 million in the previous year. The increase was mainly due to an increase in our bank deposit average balance of RMB3.7 billion during 2018, which in turn drove an increase of RMB195.1 million in interest income, the effect of which was partially offset by an increase in interest expenses from RMB61.0 million in 2017 to RMB106.2 million in 2018.

Profit before income tax

Our profit before taxation was RMB6,808.1 million in 2018, representing a decrease of RMB1,044.8 million as compared to the profit before taxation of RMB7,852.9 million in the previous year.

Income tax

Our income tax expenses amounted to RMB1,471.9 million in 2018, representing a decrease of RMB226.8 million as compared to RMB1,698.7 million in the previous year. The decrease was primarily due to the decrease in our profit before income tax.

In accordance with the PRC Enterprise Income Tax Law (amended) which took effect from January 1, 2008, the income tax rate of the Company in 2018 was 25% (2017:25%). However, the effective rate for income tax was 21.62% in 2018, as compared to 21.63% in 2017.

Net profit

Our net profit was RMB5,336.2 million in 2018, representing a decrease of RMB818.0 million as compared to RMB6,154.2 million in 2017.

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

Net sales of synthetic fiber products accounted for 2.5% of total net sales in 2017, representing a decrease of 0.3% as compared to the previous year.

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

Net sales of intermediate petrochemicals accounted for 12.7% of total net sales in 2017, representing a decrease of 0.7% as compared to the previous year.

(iv) Petroleum products

Net sales of petroleum products amounted to RMB32,400.6 million in 2017, representing an increase of 34.99% as compared to RMB24,002.6 million in 2016, which was mainly attributable to the increase in prices of refined oil in China driven by the increase in world crude oil unit price. The weighted average sales price of major products increased by 18.39%, while sales volume increased by 14.02% as compared to the previous year.

Net sales of petroleum products accounted for 40.9% of total net sales in 2017, representing an increase of 4.5% as compared to the previous year.

(v) Trading of petrochemical products

Net sales from the trading of petroleum products amounted to RMB23,697.3 million in 2017, representing an increase of 15.12% as compared to RMB20,585.4 million in 2016. The increase is mainly due to the significant growth in sales of Shanghai Jinmao International Trading Company Limited, a subsidiary of the Company, during 2017.

Net sales of trading of petrochemical products accounted for 29.9% of total net sales in 2017, representing a decrease of 1.3% as compared to the previous year.

(vi) Others

Net sales of other products amounted to RMB826.5 million in 2017, representing a decrease of 4.76% as compared to RMB867.8 million in the previous year. This decrease in net sales was mainly due to the decrease in sales of processing business during 2017.

Net sales of other products accounted for 1.1% of our total net sales in 2017, representing a decrease of 0.2% as compared to the previous year.

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

(i) Synthetic fibers

Loss from operations related to synthetic fibers amounted to RMB475.3 million in 2017, representing a decrease of RMB133.6 million in loss as compared to loss of RMB608.9 million in the previous year. The decrease in loss was primarily due to a 14.63% decrease in the sales volume of synthetic fibers this year compared to the previous year, resulting in a reduction in losses of synthetic fibers this year.

(ii) Resins and plastics

Profit from operations related to resins and plastics amounted to RMB1,355.9 million in 2017, representing a decrease of RMB281.7 million as compared to RMB1,637.6 million in the previous year. The decrease in operating profit was mainly attributable to the significant increase in costs of raw materials driven by the increase in world crude oil price. The significant price increase in polyethylene and polypropylene and a 4.30% increase in net sales of resins and plastics led to an 8.61% increase in cost of sales and expenses for the period.

(iii) Intermediate petrochemicals

Profit from operations related to intermediate petrochemical products amounted to RMB2,206.1 million in 2017, representing an increase of RMB396.1 million as compared to RMB1,810.0 million in the previous year. The increase was mainly attributable to an increase of RMB1,242.6 million in net sales of intermediate petrochemicals, while the cost of sales and expenses for the same period rose by RMB846.5 million, leading to a profit growth as compared to the previous year.

(iv) Petroleum products

Profit from operations related to petroleum products amounted to RMB3,120.0 million in 2017, representing a decrease of RMB693.0 million as compared to RMB3,813.0 million in the previous year. The decrease was mainly attributable to the increase of RMB9,091.0 million in cost of sales and expenses, while the net sales of petroleum products increased RMB8,398.0 million, which resulted in a lower profit during the year..

(v) Trading of petrochemical products

Profit from trading of petrochemical products amounted to RMB60.6 million in 2017, representing an increase of RMB9.4 million as compared to RMB51.2 million in the previous year. The increase was mainly attributable to an increase of RMB3,111.9 million in net sales of the trading business, while the cost of sales and expenses for the same period was up by RMB3,102.5 million, leading to a higher profit as compared to the previous year.

(vi) Others

Profit from other operations amounted to RMB134.6 million in 2017, representing an increase of 79.47% as compared to RMB75.0 million in the previous year. The increase in profit was mainly attributable to a decrease of RMB41.3 million in net sales of other products, while cost of sales and expenses for the same period decreased by RMB100.9 million, which led to a growth in profit as compared to the previous year.

Net finance income

Our net finance income was RMB207.3 million in 2017, representing an increase of RMB123.6 million as compared to RMB83.7 million in the previous year. The increase was mainly due to a significant increase in our bank deposits during 2017, which in turn drove an increase of RMB131.1 million in interest income. In addition, interest expenses increased from RMB53.6 million in 2016 to RMB61.0 million in 2017.

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

In accordance with the PRC Enterprise Income Tax Law (amended) which took effect from January 1, 2008, the income tax rate of the Company in 2017 was 25% (2016:25%). However, the effective rate for income tax was 21.63% in 2017, compared to 23.10% in 2016. The relatively low effective income tax rate in 2017 was mainly because that share profit of investments accounted for using the equity method amounted to RMB1,243.7 million in 2017, representing an increase of RMB329.6 million as compared to RMB916.8 million in 2016.

Net profit

Our net profit was RMB6,154.2 million in 2017, representing an increase of RMB172.7 million, or 80.7%, as compared to RMB5,981.5 million in 2016.

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

The following table sets forth a condensed summary of our consolidated statement of cash flows for the years ended December 31, 2016, 2017 and 2018.

	Year Ended December 31,
Cash flow data	2016	2017	2018
	(RMB million)
Net cash generated from operating activities	7,181.8	7,060.8	6,659.4
Net cash used in investing activities	189.9	2,400.7	1,928.4
Net cash used in financing activities	2,637.2	2,589.8	3,507.2
Net increase in cash and cash equivalents	4,354.7	2,070.3	1,223.9

Net cash generated from operating activities

The net cash generated from operating activities amounted to RMB6,659.4 million in 2018, representing a decrease in cash inflows of RMB401.4 million as compared to the net cash inflows of RMB7,060.8 million in 2017, due to (i) a decrease of RMB283.0 million in cash inflows from operating activities, which, in turn, was due to the increase in the cost of sales; and (ii) an increase of RMB100.4 million in income tax payment.

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

Net cash used in investing activities

Our net cash used in investing activities decreased from RMB2,400.7 million in 2017 to RMB1,928.4 million in 2018. The decrease was primarily due to (i) an increase of RMB332.0 million in dividend received from joint ventures and associated companies; and (ii) an increase of RMB207.0 million in income generated from the disposal of fixed assets.

Our net cash used in investing activities increased from RMB189.9 million in 2016 to RMB2,400.7 million in 2017. This was primarily due to the increase in fixed term deposits over 6 months.

Net cash used in financing activities

Our net cash used in financing activities increased from RMB2,589.8 million in 2017 to RMB3,507.2 million in 2018. The increase was primarily due to (i) an increase in repayment of borrowings to third parties of RMB536.8 million; and (ii) an increase of RMB578.5 million in payment of dividends to shareholders of RMB million.

Our net cash used in financing activities decreased from was RMB2,637.2 million in 2016 to RMB2,589.8 million in 2017. The decrease was primarily due to the decrease in repayments of borrowings to third parties of RMB1,683.6 million, the effect of which was partially offset by the increase in payment of dividends to shareholders of RMB1,612.4 million.

Borrowings and banking facilities

Due to the Company’s net profit position and the reduced capital expenditure, the Company managed to maintain the balance of cash and cash equivalents at a prudent level with a decrease in the amount of borrowings in 2018. Our total borrowings at the end of 2018 amounted to RMB497.2 million, representing a decrease of RMB109.0 million as compared to RMB606.2 million at the end of the previous year. See Item 11 Quantitative and Qualitative Disclosures about Market Risk – Interest Rate Risk for more information on the maturity and the interest rate of the borrowings. We have generally been able to arrange short term loans with several PRC financial institutions as and when needed. The debt obligations as of December 31, 2017 and 2018 were as follows.

	Year Ended December 31,
Debt instruments	2017	2018
	(RMB million)
Short term bank loans (1)	606.2	497.2
Long term bank loans	—	—

	606.2	497.2

(1)

As of December 31, 2018, no borrowings were secured by the way of property, plant and equipment. We obtained a credit rating of AAA for financing loans, assessed by Shanghai Huajie Credit Rating & Investors Service Co., Ltd., a credit rating agency authorized by the Shanghai Branch of the People’s Bank of China. As of December 31, 2018, the current assets exceeded current liabilities by RMB11.39 billion. The liquidity of the Company is primarily dependent on the ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and on its ability to obtain adequate external financing to support its working capital and meet its debt obligation when they become due. As of December 31, 2018, we had standby credit facilities of RMB16.96 billion, within which the maturity dates of unused facility amounting to RMB3.71 billion will be after December 31, 2019. We assessed that all the facilities could be renewed upon their expiration dates. We have carried out a detailed review of the cash flow forecast for the 12 months ending December 31, 2019. Based on such forecast, we believe that we will be able to renew these facilities when they expire based on our well-established relationships with various lenders and adequate sources of liquidity exist to fund our working capital and capital expenditure requirements.

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

If we fail to rollover, extend or refinance our short term borrowings as necessary in a timely manner, we may be unable to meet our obligations in connection with debt servicing, trade and bills payable and/or other liabilities when they become due. See also Item 3. Key Information – D. Risk Factors – Our development and operation plans have significant capital expenditure and financing requirements, which are subject to a number of risks and uncertainties.

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

Gearing ratio

As of December 31, 2018, our gearing ratio was 31.37%, while as of December 31, 2017, our gearing ratio was 27.71%. The ratio is calculated using this formula: total liabilities divided by total assets.

Capital expenditure

In 2018, our capital expenditure amounted to RMB1,011.0 million, representing a decrease of 28.65% as compared to RMB1,417.0 million in capital expenditure in 2017. Major projects include the following:

Major Project	Total amount of project investment RMB million	Amount of project Investment in 2018 RMB million	Project progress as of December 31, 2018
Project with an annual production of 1,500 tons of PAN-based carbon fibers	848	46	Purchase of equipment

Oil cleaning project with 400,000 tons/year clean gasoline component unit	795	50	Purchase of equipment

Reconstruction project of cogeneration unit for up-to-standard discharge	289	18	Under construction

Renovation project involving low nitrogen combustion in olefin cracking furnace No. 2	121	17	Under construction

Thermoelectric Department’s renovation project involving furnaces Nos. 3 and 4 meeting emission standards	99	55	Under construction

Environmental protection control project 2# of closed decoking for delayed coking	70	65	Under construction

Oil and gas recovery project of light oil tanks and trestles of Storage and Transportation Department	66	32	Under construction

High-sulphur torch system optimization and reconstruction project of Storage and Transportation Department	44	39	Under construction

Our capital expenditure for 2019 is estimated at approximately RMB1.5 billion.

Proposed Dividend Distribution

A dividend for the year ended December 31, 2018 of RMB0.25 per share (including tax), based on 10,823,813,500 shares outstanding, amounted to a total dividend of RMB2,705,953,000, was proposed by the Board of Directors on March 19, 2019. The proposal remains to be approved at our 2018 Annual General Meeting.

C. Research and Development, Patents and Licenses, etc.

We have a number of technology development units, including the Petrochemical Research Institute, the Plastics Research Institute, the Polyester Fiber Research Institute, the Acrylic Fiber Research Institute and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. Our research and development expenditures in 2016, 2017 and 2018 were RMB102.1 million, RMB36.7 million and RMB37.3 million, respectively. The research and development expenditures in 2018 remained consistent with 2017. The research and development expenditures in 2016 were relatively high due to a research and development project on carbon fiber, which was completed in the first half of 2017.

We are not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

D. Trend Information

The International Monetary Fund advised in its April 2019 edition of World Economic Outlook that global growth is projected to slow from 3.6 percent in 2018 to 3.3 percent in 2019, before returning to 3.6 percent in 2020. Global economic performance is increasingly vulnerable to trade and investment protectionism, tightening monetary policies of major countries and increased tensions in international policy coordination.

China is facing a more complex development environment, with greater difficulties and challenges as well as increased external uncertainty. The domestic economy is relatively stable, but may be negatively impacted by Sino-US trade frictions, operational difficulties for some enterprises, and financial volatility. However, the Chinese government is implementing measures seeking to support economic growth through a deepening of reform measures and fiscal and monetary policies designed to stimulate growth. It is currently expected that China’s economy will generally be stable in 2019, although the growth rate will decline slightly.

In 2019, there are many uncertainties in the world oil market, among which the Sino-US trade disputes, Brexit and conflicts in the Middle East will continue to be important factors affecting the trend of oil prices. U.S. crude oil production is expected to continue to grow strongly, the slowdown in global economic growth will drag down the growth of crude oil demand. It is expected that the world oil market will be difficult to achieve equilibrium in 2019, and the average price of crude oil is expected to fall.

The global economy slowdown in 2019 will affect the growth of demand for petrochemical products. It is expected that the global chemical market will continue to grow in 2019, but the growth rate of global chemical production will slow down. Due to the strong growth of key terminal markets and abundant supply of superior energy and raw materials in the United States, U.S. chemical production will maintain a strong upward trend. China’s economy is expected to continue to decelerate, leading to a slowdown in the growth of demand for major chemicals in China. Also, the future expansion of production capacity in the Chinese market will make domestic market competition more intense.

E. Off-balance Sheet Arrangements

As of December 31, 2018, we had no contingent liabilities in respect of guarantees issued to banks in favor of our associated companies and other unlisted investments (December 31, 2017: nil). Other than our capital commitments disclosed in Note 32 in our consolidated financial statements included in Item 18. Financial Statements, we do not have any other off-balance sheet arrangements.

F. Contractual Obligations and Commercial Commitments

The following table sets forth our obligations to make future payments under contracts effective as of December 31, 2018.

		As of December 31, 2018/Payment Due by Period
	Total	Within 1 year or on demand	More than 1 year but within 2 years	More than 2 years but within 5 years	More than 5 years
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Contractual obligations
Short term borrowings	497,249	497,249	—	—	—
Long term borrowings	—	—	—	—	—
Operating lease	84,746	81,188	738	746	2,074
Total contractual obligations	563,995	560,437	738	746	2,074
Estimated future interest payments
Fixed rate	—	—	—	—	—
Variable rate	22,186	—	—	—	—
Total estimated future interest payments	22,186	—	—	—	—
Investment commitments
Capital contribution to SECCO (Note 28(i))	111,263	—	—	—	—
Other commercial commitments
Capital commitments (Note 31)	69,210	—	—	—	—

Note: Capital commitments refer to commitments for purchase of property, plant and equipment.

G. Other Information

Purchase, Sale and Investment

Except as disclosed in this report, during the year ended December 31, 2018, we engaged in no material purchase or sale of our subsidiaries or associated companies or any other material investments.

Pledge of Assets

As of December 31, 2018, we did not pledge any of our property or equipment.

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

Name	Age	Position
Directors
Wu Haijun(1)	56	Chairman of the Board of Directors, Chairman of Strategy Committee and Member of Nomination Committee
Shi Wei (2)	59	Executive Director, President and Member of Strategy Committee
Jin Qiang	53	Executive Director and Vice President
Guo Xiaojun	49	Executive Director, Member of Strategy Committee, Vice President and Secretary to Board of Directors
Zhou Meiyun	49	Executive Director, Member of Strategy Committee and Remuneration and Appraisal Committee, Vice President and Chief Financial Officer
Jin Wenmin(3)	53	Executive Director and Vice President
Lei Dianwu	56	Non-executive Director and Member of Strategy Committee
Mo Zhenglin	54	Non-executive Director and Member of Strategy Committee
Zhang Yimin	64	Independent Director and Chairman of the Remuneration and Appraisal Committee and Nomination Committee
Liu Yunhong	42	Independent Director and Member of Audit Committee
Du Weifeng	42	Independent Director and Member of Audit Committee, Remuneration and Appraisal Committee and Nomination Committee
Li Yuanqin	45	Independent Director, Chairman of Audit Committee and Member of Strategy Committee
Supervisory Committee
Ma Yanhui	48	Chairman of the Supervisory Committee
Zuo Qiang	56	Employee Supervisor
Li Xiaoxia	49	Employee Supervisor
Zhai Yalin	54	Supervisor
Fan Qingyong	54	Supervisor
Zheng Yunrui	53	Independent Supervisor
Choi Tingki	64	Independent Supervisor

(1) Mr. Wu Haijun resigned from position of President of the Board on September 5, 2018.

(2) Mr. Shi Wei was appointed as the President of the Company on the eleventh meeting of the Ninth Session of the Board of Directors on September 19, 2018, was appointed as a Director of the Company on the First Extraordinary General Meeting of 2018 of the Company on November 8, 2018, and was appointed as an Executive Director of the Company and the Member of Strategy Committee on the thirteenth meeting of the Ninth Session of the Board of Directors on November 8, 2018.

(3) Mr. Jin Wenmin was appointed as a Director of the Company on the 2017 Annual General Meeting on June 13, 2018, and was appointed as an Executive Director of the Company on the ninth meeting of the Ninth Session of the Board of Directors on the same date.

Directors

Wu Haijun, aged 56, is an Executive Director, Chairman, Secretary of the Communist Party Committee, Chairman of the Strategy Committee, member of the Nomination Committee of the Company, Chairman of SECCO and Chairman of Shanghai Chemical Industry Park Development Co., Ltd.. Mr. Wu joined Complex in 1984 and has held various positions, including Deputy Director and Director of the Company’s No.2 Chemical Plant, as well as the Manager of the Chemical Division. He was a Vice President of the Company from May 1999 to March 2006 and a Director of the Company from June 2004 to June 2006. Mr. Wu was the Manager and Secretary of the Communist Party Committee of the Chemical Sales Branch of Sinopec Corp. from December 2005 to March 2008. From December 2005 to April 2010, he was a Director of the Chemical Business Department of Sinopec Corp. In April 2010, he was appointed as a Director of SECCO. From April 2010 to February 2011, Mr. Wu was the President of SECCO. From April 2010 to August 2018, he was the Secretary of the Communist Party Committee of SECCO. In June 2010 he was appointed as a Director of the Company. From June 2010 to December 2017, he served as a Vice Chairman of the Company. From February 2011 to March 2015, he acted as a Vice President of SECCO, and was the President of SECCO from March 2015 to December 2017. From October 2017 to January 2019, Mr. Wu was the Chairman of SECCO. From December 2017 to September 2018, he served as the President and Deputy Secretary of the Communist Party Committee of the Company. He has been serving as the Chairman of the Company since December 2017, the Chairman of Shanghai Chemical Industry Park Development Co., Ltd. since January 2018, and the Secretary of the Communist Party Committee of the Company since August 2018. Mr. Wu graduated from East China Institute of Chemical Technology in 1984, majoring in chemical engineering, and obtained a bachelor’s degree in engineering. In 1997, he obtained a master’s degree in business administration from China Europe International Business School. He is a professor-grade senior engineer by professional title.

Shi Wei, aged 59, is an Executive Director, President, Deputy Secretary of the Party Committee and member of the Strategic Committee of the Company. Mr. Shi joined Shanghai Petrochemical Company Ltd. in 1982. He has been serving as the Assistant Manager and Deputy Manager of the Company’s Refinery and Chemical Department, Manager of the Company’s Environmental Protection Department, Secretary of the Party Committee and Manager of the Company’s Refinery and Chemical Department. From October 2003 to March 2014, he acted as Deputy General Manager of the Company. From June 2005 to April 2013, he served as the director of the Company. From May 2012 to March 2014, he was the head of the preparatory Group of Sinopec’s Guizhou Zhijin Coal Chemical Project. From March 2013 to August 2018, he acted as Vice Chairman of Bijie Zhongcheng Energy Co., Ltd. From March 2014 to August 2018, he served as General Manager and Secretary of the Party Committee of Sinopec Great Wall Energy and Chemical Industry (Guizhou) Co., Ltd. In August 2018, he was appointed Deputy Secretary of the Party Committee of the Company. In September 2018, he served as General Manager of the Company. In November 2018, he was appointed Executive Director and member of the Strategic Committee of the Company. Mr. Shi graduated from East China Institute of Chemical Engineering in 1982 with a bachelor’s degree in petroleum refining engineering. In 1998, he completed the postgraduate course of enterprise management in East China University of Science and Technology. He is a senior engineer by professional title.

Jin Qiang, aged 53, is an Executive Director and a Vice President of the Company. Mr. Jin joined Zhenhai General Petrochemical Works in 1986 and has held various positions, including the Deputy Chief of the Utilities Department, Deputy Director and Director of the Machinery and Power Division of SINOPEC Zhenhai Refining & Chemical Co., Ltd., and a Director of the Machinery and Power Division of SINOPEC Zhenhai Refining & Chemical Company. Mr. Jin was the Deputy Chief Engineer of SINOPEC Zhenhai Refining & Chemical Company from March 2007 to October 2011, and was appointed as aVice President of the Company in October 2011. In June 2014, Mr. Jin was appointed as an Executive Director of the Company. Mr. Jin graduated from East China Institute of Chemical Technology in 1986 majoring in chemical machinery, and graduated from the Graduate School of Central Party School in 2007 majoring in economic management. He is a professor-grade senior engineer by professional title.

Guo Xiaojun, aged 49, is an Executive Director, a Vice President, the Secretary to Board of Directors, a joint company secretary, a member of the Strategy Committee of the Company, and a director of Shanghai Chemical Industry Park Development Co., Ltd.. Mr. Guo joined the Complex in 1991. He has held various positions, including a Director of the Polyolefin Integrated Plant in the Plastics Division, the Deputy Chief Engineer in the Plastics Division, Deputy to the Manager, Deputy Manager and Manager cum Deputy Secretary of the Communist Party Committee of the Company. He was the Deputy Chief Engineer and Director of the Production Department of the Company from March 2011 to April 2013 and has been serving as a Vice President of the Company since April 2013. In June 2014, Mr. Guo was appointed as an Executive Director of the Company and was appointed as the Secretary to the Board and joint company secretary of the Company in June 2017. Mr. Guo has been serving as a director of Shanghai Chemical Industry Park Development Co., Ltd. since September 2018. He graduated from East China University of Science and Technology in 1991 with a bachelor’s degree in engineering, majoring in basic organic chemical engineering and obtained a master’s degree majoring in chemical engineering from East China University of Science and Technology in April 2008. He is a professor-grade senior engineer by professional title.

Zhou Meiyun, aged 49, is an Executive Director, a Vice President, the Chief Financial Officer, a member of the Remuneration and Appraisal Committee and the Strategy Committee of the Company. Mr. Zhou joined Complex in 1991 and has held various positions, including an Officer, Assistant to Manager, Deputy Manager and Manager of the Finance Department of the Company. He served as Manager of the Finance Department of SECCO from May 2011 to March 2017, and was appointed as a Vice President and the Chief Financial Officer of the Company in February 2017. He has been serving as an Executive Director of the Company since June 2017 and the Chairman of China Jinshan Associated Trading Corporation (“Jinshan Associated Trading”) since July 2017. Mr. Zhou graduated from Shanghai University of Finance and Economics in 1991 majoring in accounting, and obtained a master’s degree in economics from Huazhong University of Science and Technology majoring in western economics in 1997. He is a senior accountant by professional title.

Jin Wenmin, aged 53, is and Executive Director and a Vice President of the Company. Mr. Jin Wenmin has been nominated as an candidate for Executive Director by the Board of Directors on March 20, 2018, whose appointment is subject to the approval of the shareholders of the Company at the 2017 Annual General Meeting. Mr. Jin joined Complex in 1985 and served as the Secretary of the Communist Party Committee of the Company’s No.1 Oil Refining Device of Refining Unit, Head of Butadiene Device, Manager of the storage and transportation, branch company, manager and Deputy Secretary of the Communist Party Committee of Storage and Transportation Department, manager and Deputy Secretary of the Communist Party Committee of Oil Refining Department etc.. From April 2013 to February 2017, Mr. Jin was appointed as the Head of Production Department of the Company. From May 2013 to August 2016, Mr. Jin was appointed as the Assistant to the President of the Company, and was appointed as a Vice President of the Company in September 2016 and an Executive Director of the Company in June 2018. Mr. Jin graduated from Shanghai Second Polytechnic University in July 2003, majoring in business administration. He is a senior engineer by professional title.

External Directors

Lei Dianwu, aged 56, is a Non-executive Director and a member of the Strategy Committee of the Company, Senior Vice President of Sinopec Corp., the controlling shareholder of the Company. Since June 2005, Mr. Lei has been serving as a Non-executive Director of the Company. Mr. Lei has held various positions, including the Deputy Director of Planning Division and Director of the Preparation Office of the Joint Venture of Yangzi Petrochemical Company, and a Vice President and manager of the Production Division of Yangzi BASF Stylene Company Limited. He acted as the Deputy Manager of Yangzi Petrochemical Company and Deputy Director of its Joint Venture Office, Director of the Development and Planning Division of China Dong Lian Petrochemical Limited Liabilities Company, Deputy General Manager of Yangzi Petrochemical Limited Liabilities Company and Deputy Director of the Development and Planning Division of Sinopec Corp. From March 2001 to August 2013, he was the Director of Development and Planning Division of Sinopec Corp. From March 2009 to October 2018, Mr. Lei was the Assistant to the President of Sinopec Group. From May 2009 to October 2018, he was a Vice President of Sinopec Corp. From August 2013 to October 2018, he was the Chief Economist of Sinopec Group. From October 2015 to October 2018, Mr. Lei was the Secretary to the board of directors of Sinopec Group. From June 2018 to December 2018, Mr. Lei was the head of International Cooperation Department, director of the Foreign Affairs Bureau and head of the Hong Kong, Macau and Taiwan Office of Sinopec Group, and the head of the International Cooperation Department of Sinopec Corp.. Mr. Lei has been serving as a Senior Vice President of Sinopec Corp. since October 2018. Mr. Lei has rich experience in enterprise planning and investment development management. In 1984, Mr. Lei graduated from East China Petroleum Institute majoring in basic organic chemicals and obtained a bachelor’s degree in engineering. He is a professor-grade senior engineer by professional title.

Mo Zhenglin, aged 54, is a Non-executive Director and a member of the Strategy Committee of the Company, Deputy Director of the Finance Division of Sinopec Corp., controlling shareholder of the Company. In June 2014, Mr. Mo was appointed as Non-executive Director of the Company. Mr. Mo began his career in August 1986 and has held various positions, including Deputy Director of the Finance Department and Head of the Accounting Department of Beijing Yanshan Petrochemical Corporation and Chief Accountant and Director of the Finance Department of its Refinery Division, Deputy Chief Accountant of Sinopec Beijing Yanshan Company, Chief Accountant of its Refinery Division, Director of Beijing Yanshan Petrochemical Company Limited and Chief Accountant of Sinopec Beijing Yanshan Company. Mr. Mo has been Chief Accountant of the Chemical Division of Sinopec Corp. from August 2008 to August 2017, and Director of SECCO from November 2008 to October 2017. From March 2015 to August 2017, he was Deputy Director of the Chemical Division of Sinopec Corp. In August 2017, Mr. Mo was appointed as Deputy Director of the Finance Division of Sinopec Corp. Mr. Mo obtained a bachelor’s degree in management from Zhongnan University of Economics in 1986, majoring in finance and accounting. He is a senior accountant by professional title.

Independent Directors

Zhang Yimin, aged 64, is an Independent Non-executive Director, the Chairman of the Remuneration and Appraisal Committee and the Nomination Committee of the Company and a Professor of Economics and Finance at China Europe International Business School. He has been an Independent Non-executive Director of the Company since October 2013. Mr. Zhang has been an independent director of Shanghai Huayi Group Corporation Ltd. (listed on the Shanghai Stock Exchange, stock code: 600623) since April 2015. Mr. Zhang obtained a doctorate’s degree majoring in finance and political studies at the Business School of University of British Columbia, Canada, and has held various positions, including a Post-doctoral Fellow at the Business School of University of British Columbia, Canada, an Assistant Professor at the Business School of University of New Brunswick, Canada, and Associate Professor of the Economics and Finance Department at City University of Hong Kong. He was appointed as a Professor of the China Europe International Business School in September 2004. His major area of research is in operations, financing and industrial economic studies. He possesses a wealth of professional expertise and experience.

Liu Yunhong, aged 42, is an Independent Non-executive Director and a member of Audit Committee of the Company, the Assistant to General Manager of Hwabao Securities Co. Ltd. of Hwabao Securities Co. Ltd. He is also the Deputy Head of the Institute of International M&A and Investment, Renmin University of China. He has been an Independent Non-executive Director of the Company since June 2015. Mr. Liu was an Independent Director of Guangdong HEC Technology Holding Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 600673) from May 13, 2014 to March 24, 2018. Mr Liu is an Independent Director of Shanghai Aerospace Automobile Electromechanical Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 600151), Shenergy Company Limited (listed on the Shanghai Stock Exchange, stock code: 600642) and Bank of Guiyang Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 601997). From June 2008 to August 2010, Mr. Liu has been the Head of Legal and Compliance Division of Guotai Asset Management Co., Ltd. From October 2008 to August 2010, Mr. Liu conducted post-doctoral research in economics at Guanghua School of Management, Peking University and was conferred as an assistant professor and master postgraduate instructor. From October 2010 to July 2012, he worked for fund product development and supervision of listed companies at the Shanghai Stock Exchange. From August 2012 to September 2013, Mr. Liu was the General Manager of Investment Banking Department of Aerospace Securities Co., Ltd. From October 2013 to November 2017, Mr. Liu was the General Manager of the Institutional Business Department (renamed as the Investment Banking Department in May 2015) of Hwabao Securities Co. Ltd.. Since September 2015, Mr. Liu has been the Assistant to General Manager of Hwabao Securities Co. Ltd.. Since May 2014, Mr. Liu has been the Deputy Head of the Institute of International M&A and Investment, Renmin University of China. Mr. Liu obtained a doctorate’s degree in law from Renmin University of China, majoring in civil and commercial Law in 2008. Mr. Liu is a research fellow by professional title.

Du Weifeng, aged 42, is an Independent Non-executive Director, a member of the Audit Committee, the Remuneration and Appraisal Committee and the Nomination Committee of the Company, and a Partner of Beijing JunZeJun (Shanghai) Law Offices. He has been serving as an Independent Non-executive Director of the Company since June 2015. Mr. Du began his career in July 1998. He has held various positions, including Clerk and Assistant Judge of Shanghai Pudong New Area People’s Court and worked as a lawyer at Watson & Band Law Offices in Shanghai and at Wintell & Co Law Firm in Shanghai. He has been a Partner of the Shanghai branch of Beijing JunZeJun Law Offices since February 2009. With extensive experience as a lawyer, Mr. Du is a designated lawyer of some banks’ headquarters, Shanghai branches, Shanghai branch of the state-owned asset management companies and private asset management companies. Mr. Du obtained a bachelor’s degree in Commercial Law from Shanghai University in July 1998, and a master’s degree in commercial law from Bristol University in September 2005. He also obtained a master’s degree in business administration from China Europe International Business School in 2013.

Li Yuanqin, aged 45, is an Independent Non-executive Director, the Chairman of the Audit Committee and a member of the Strategy Committee of the Company, an associate professor of the School of Management and the associate head of the Department of Accountancy at Shanghai University. She is currently an independent director of Shanghai New World Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 600628). From April 2000 to March 2003, she served at the Settlement Department at the headquarters of ICBC. From June 2006 to September 2009, she was the lecturer at the School of Management at Shanghai University. She has been an associate professor of the School of Management at Shanghai University since September 2009 and the associate head of the Department of Accountancy of Shanghai University since May 2011. During that period, she was also a visiting scholar at Foster School of Business, University of Washington in the United States between February 2012 and February 2013. She also serves as a member of the eighth session of the Shanghai Baoshan Committee of the Chinese People’s Political Consultative Conference and a non-executive member of the Chinese Institute of Certified Public Accountants. She received a PhD in Management from Antai College of Economics and Management (ACEM) at Shanghai Jiao Tong University.

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

Ma Yanhui, aged 48, is a Supervisor, Chairman of Supervisory Committee, the Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union of the Company. Mr. Ma started his career in 1996. He served as the Secretary of Office of Yanhua Refinery, Secretary and Deputy Director of Yanhua Office of Great Wall Lubricant Oil, Supervisor and Acting Director of Integrated Corporate Reform Department of Sinopec Group, Deputy Director of Integrated Corporate Reform Department of Sinopec Group, Deputy Director and Director of Structure Reform Sector, Corporate Reform Department of Sinopec Assets Management Co., Ltd.. From June 2008 to August 2017, Mr. Ma was the Director of Integrated Corporate Reform Department of Sinopec Group. In August 2017, Mr. Ma was appointed as the Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee of the Company. He was appointed as a Supervisor, the Chairman of Supervisory Committee and Chairman of the Labour Union of the Company in October 2017. Mr. Ma graduated from East China University of Science and Technology in July 1996, majoring in petroleum processing, and obtained a bachelor’s degree in engineering. In June 2006, he obtained a master’s degree in corporate management from Renmin University of China. Mr. Ma is a senior economist by professional title.

Zuo Qiang, aged 56, is a Supervisor, Chief Legal Counsel and Deputy Chief of Political Work of the Company. Mr. Zuo joined Complex in 1981 and has held various positions, including an archivist of the Command Division for the construction of Phase II of No. 1 Chemical Plant of the Complex, the Head of Archives at the ethylene plant, Secretary of the Youth League Committee of the ethylene plant, Secretary of the Youth League Committee of the Refining and Chemical Division of the Complex, Secretary of the Youth League Committee of the Refining and Chemical Division of the Company, Secretary of the General Branch of the Communist Party Committee of Ethylene Plant No. 1 of the Refining and Chemical Division of the Company, and the Deputy Director of the Supervisory Office of the Company and the Secretary of the Corporate Discipline Supervisory Committee of the Company. From April 2011 to April 2018, he was a Director of the Supervisory Office of the Company. He has been serving as a Supervisor of the Company since June 2011. From June 2011 to December 2018, he was a Director of Supervisory Committee Office of the Company. From October 2011 to December 2018, he was the Deputy Secretary of the Discipline Inspection Commission of the Company. He has been servicing as the Deputy Chief of Political Work of the Company since February 2016 and the Chief Legal Counsel of the Company since February 2017. From April 2018 to December 2018, he was a Director of the Supervisory Department of the Company. Mr. Zuo graduated from the Correspondence College of Communist Party Committee School of the Central Committee in 1993 majoring in party & administrative management. He has senior professional technical qualification.

Li Xiaoxia, aged 49, is a Supervisor and Secretary of the Communist Party Committee and the Deputy Director of the Plastics Division of the Company. Ms. Li joined Complex in 1991 and has held various positions, including the Controller of the operation zone of the marine terminal of the Company, Assistant to the Workshop Director, Deputy Workshop Director and Deputy Section Chief of Storage and Transportation Area No. 2 of the Refining and Chemical Division, Deputy Secretary of the Youth League Committee of the Company, Secretary of Party General Branch for Staff Exchange and Relocation Centre, Secretary of the Communist Party Committee and Deputy Manager of the Refining Division of the Company. She was appointed as a Supervisor of the Company in June 2011 and served as the Vice Chairman of the Labor Union of the Company from December 2011 to August 2017. She was appointed as the Secretary of the Communist Party Committee and Deputy Director of the Plastics Division of the Company in July 2017. Ms. Li graduated from Liaoning University of Petroleum and Chemical Technology in 1991 majoring in petroleum and natural gas transportation, and obtained a bachelor’s degree in Engineering. She has senior professional technical qualification.

Zhai Yalin, aged 54, is an External Supervisor of the Company, the Deputy Director of the Auditing Bureau of Sinopec Group, the Deputy Director of Auditing Department of Sinopec Corp. and the ninth group leader of leading party inspection group of Sinopec Group. Mr. Zhai has been an External Supervisor of the Company since June 2008. Mr. Zhai started his career in 1986 and successively served as the Deputy Head of the Head Office and Director of the Auditing Department of Qianguo Refinery, Deputy Director of the General Office of Sinopec Huaxia Auditing Company, the Deputy Director of the General Administrative Office of the Auditing Bureau of Sinopec Group, a Director of the General Administrative Office of the Auditing Bureau of Sinopec Group, and Director of the General Administrative Office of the Auditing Bureau of Sinopec Group (Auditing Department of Sinopec Corp.). Since December 2001, Mr. Zhai concurrently holds the posts of the Deputy Director of the Auditing Bureau of Sinopec Group and the Deputy Director of Auditing Department of Sinopec Corp. He was appointed as the ninth group leader of leading party inspection group of Sinopec Group in April 2018. Mr. Zhai graduated from Jilin Siping Normal College in 1986 and is a senior economist by professional title.

Fan Qingyong, aged 54, is an External Supervisor of the Company, the Deputy Chief of the Supervisory Bureau and a member of the Discipline Inspection Group of Sinopec Group, a Deputy Director of the Supervisory Department of Sinopec Corp., the controlling shareholder of the Company, and a Supervisor of Sinopec Refinery & Marketing Limited. Mr. Fan has been an External Supervisor of the Company since June 2017. Mr. Fan started his career in 1987, and has held various positions, including the Deputy Director of the Communist Party Office of No. 2 Oil Plant and a Director of the Corporate Management Department of Fushun Petrochemical Company, the Discipline Inspector (Deputy level) and Deputy Director of the Second Discipline Inspection and Supervision Group of the Supervisory Bureau of Sinopec Group (Supervisory Department of Sinopec Corp.), and a Director of the First Discipline Inspection and Supervision Group of the Supervisory Bureau of Sinopec Group (Supervisory Department of Sinopec Corp.). He has been the Deputy Director of the Supervisory Bureau of Sinopec Group and Deputy Director of the Supervisory Department of Sinopec Corp. since April 2010. He served as a Supervisor of Sinopec Star Petroleum Co., Ltd. from July 2010 to April 2015. He has been serving as a member of the Discipline Inspection Group of the Communist Party Committee of Sinopec Group and a Supervisor of Sinopec Refinery & Marketing Limited since May 2012. Mr. Fan graduated from Fushun Normal College (now known as Fushun Teachers College) majoring in Chinese in 1987, from Liaoning Normal University majoring in Chinese in July 1991, and from Renmin University of China, majoring in law in January 2003 and obtained a master’s degree in law. He is a professor-grade senior professional by professional title and is qualified to practice law.

Independent Supervisor

Zheng Yunrui, aged 53, is an Independent Supervisor of the Company and a professor in civil and commercial law at the Faculty of Law of the East China University of Political Science and Law in the PRC and a Member of Expert Consultation Committee of Shanghai Yangpu District People’s Procuratorate and Mediator of Shanghai Second Intermediate People’s Court. He has been serving as an Independent Supervisor of the Company since December 2014. Mr. Zheng is an independent director of Hangzhou Innover Technology Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 002767), Jiangxi Xinyu Guoke Technology Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 300722) and Fuxin Dare Automotive Parts Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 300473). Mr. Zheng graduated from Shangrao Normal University in Jiangxi Province, majoring in English Language. Mr. Zheng obtained a master’s degree in law and a doctorate’s degree in law from the Faculty of Law of Peking University in July 1993 and July 1998, respectively. Mr. Zheng previously worked at the Education Bureau of Shangrao County, Jiangxi Province, Hainan Airport Limited, China Township Enterprise Investment and Development Company Limited and the Legal Affairs Office of the Shanghai Municipal People’s Government. He has been teaching at East China University of Political Science and Law since August 2001. He was a visiting scholar at the Faculty of Law of National University of Singapore between July 2002 and December 2002. Mr. Zheng has been engaged in trials, teaching and research relating to civil law, property law, contract law, company law, insurance law, social insurance law and government procurement law. He is experienced in the legal affairs on corporate governance and has great academic achievements. He is also an arbitrator at the Arbitration Commission of Shenzhen, Shenyang, Xuzhou and Wuxi. Mr. Zheng was appointed as a member of Expert Advisory Committee of the People’s Procuratorate of Shanghai Yangpu District and mediator of Shanghai No. 2 intermediate People’s Court in March 2017 and June 2017, respectively.

Choi Tingki, aged 64, is an Independent Supervisor of the Company and a Fellow of the Hong Kong Institute of Certified Public Accountants. He joined the Company in June 2011. Mr. Choi served as an Independent Non-executive Director of the Company from June 2011 to June 2017, and has been an Independent Supervisor since June 2017. Mr. Choi has been an independent non-executive director of Yangtzekiang Garment Limited (listed on the Main Board of the HKSE, stock code: 00294) and YGM Trading Limited (listed on the Main Board of the HKSE, stock code: 00375) since December 2012. Mr. Choi graduated from the Department of Accounting, Hong Kong Polytechnic in 1978. He joined KPMG in the same year and has held various positions, including a Partner of the audit department of KPMG Hong Kong Office, an Executive Partner of KPMG Shanghai Office, a Senior Partner of KPMG Huazhen Shanghai Office as well as a Senior Partner of KPMG Huazhen in Eastern and Western China. Mr. Choi retired from KPMG Huazhen in April 2010.

B. Compensation.

The aggregate amount of cash compensation we paid to our directors, supervisors and executive officers during the year ended December 31, 2018 was approximately RMB7.72 million. In addition, directors and supervisors who are also officers or employees receive certain other benefits-in-kind, such as subsidized or free health care services, housing and transportation, which large Chinese enterprises customarily provide to their employees. No benefits are payable to members of the board or the Supervisory Committee or the executive officers upon termination of their relationship with us.

The following tables set forth the compensation on an individual basis for our directors, supervisors and executive officers who received compensation from us in 2018.

Name	Position with the Company	Salaries and other benefits	Retirement scheme contributions(1)	Discretionary bonus	Share Option expenses	Total Remuneration in 2018 (excluding share options)
		(RMB’000) (before tax)	(RMB’000) (before tax)	(RMB’000) (before tax)	(RMB’000) (before tax)	(RMB’000) (before tax)
Wu Haijun(1)	Chairman & Executive Director	393	19	910	—	1,322
Shi Wei(2)	Executive Director & President	84	6	58	—	148
Jin Qiang	Executive Director & Vice President	226	19	523	—	768
Guo Xiaojun	Executive Director, Vice President & Secretary to the Board	216	19	518	—	753
Zhou Meiyun	Executive Director, Vice President & Chief Financial Officer	185	19	498	—	702
Jin Wenmin(3)	Executive Director & Vice President	187	19	528	—	734
Lei Dianwu	External Director	—	—	—	—	—
Mo Zhenglin	External Director	—	—	—	—	—
Zhang Yimin	Independent Director	150	—	—	—	150
Liu Yunhong	Independent Director	150	—	—	—	150
Du Weifeng	Independent Director	150	—	—	—	150
Li Yuanqin	Independent Director	150	—	—	—	150
Ma Yanhui	Chairman of Supervisory Committee	274	14	288	—	576
Zuo Qiang	Supervisor	135	17	411	—	563
Li Xiaoxia	Supervisor	143	16	418	—	577
Zhai Yalin	Supervisor	—	—	—	—	—
Fan Qingyong	Supervisor	—	—	—	—	—
Zheng Yunrui	Independent Supervisor	100	—	—	—	100
Choi Tingki	Independent Supervisor	100	—	—	—	100
Gao Jinping (4)	Former Executive Director, Vice Chairman & Vice President	215	12	549	—	776

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

(1)	Mr. Wu Haijun resigned from position of President of the Board on September 5, 2018.
(2)

Mr. Shi Wei was appointed as the President of the Company on the eleventh meeting of the Ninth Session of the Board of Directors on September 19, 2018, was appointed as a Director of the Company on the First Extraordinary General Meeting of 2018 of the Company on November 8, 2018, and was appointed as an Executive Director of the Company and the Member of Strategy Committee on the thirteenth meeting of the Ninth Session of the Board of Directors on November 8, 2018.

(3)

Mr. Jin Wenmin was appointed as a Director of the Company on the 2017 Annual General Meeting on June 13, 2018, and was appointed as an Executive Director of the Company on the ninth meeting of the Ninth Session of the Board of Directors on the same date.

(4)	Mr. Gao Jinping resigned from his positions of Vice Chairman of the Board, Executive Director and Vice President of the Company on September 5, 2018.

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

Independent Board Committee

We formed an Independent Board Committee on October 24, 2013, which consists of four Independent Non-executive Directors. The current members are Ms. Li Yuanqin, Mr. Zhang Yimin, Mr. Liu Yunhong and Mr. Du Weifeng. The Independent Board Committee advised our shareholders other than Sinopec Corp. and its associates in respect of the terms of the continuing connected transactions under the renewed Mutual Product Supply and Sale Services Framework Agreement with Sinopec Group and Sinopec Corp. and the renewed Comprehensive Services Framework Agreement with Sinopec Group and the proposed caps on annual transaction values thereof for the three years ending December 31, 2019.

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

Remuneration and Appraisal Committee

We formed a remuneration and appraisal committee on December 25, 2001 which consists of three Directors. As of December 31, 2018, the members of the remuneration committee are Mr. Zhang Yimin (Chairman of the Committee), Mr. Zhou Meiyun and Mr. Du Weifeng. The key responsibility of the Remuneration Committee is to formulate and review the remuneration policy and plan for the Directors and executive officers, formulate the standards for evaluation of the Directors and executive officers and conduct such evaluations. The members of the remuneration and appraisal committee will hold office for the same term as their directorships which will expire in June 2020.

Audit Committee

We formed an audit committee on June 15, 1999 which consists of three Directors. As of December 31, 2018, the members are Ms. Li Yuanqin (Chairman of the Committee), Mr. Liu Yunhong and Mr. Du Weifeng. The key responsibility of the Audit Committee is to advise the Board on the appointment, dismissal, remuneration and terms of engagement of external auditors, review and supervise our financial reporting process, internal controls and risk management systems, and review our connected transactions. The members of the audit committee will hold office for the same term as their directorships which will expire in June 2020.

Nomination Committee

We formed a nomination committee on June 27, 2012 which consists of three Directors. As of December 31, 2018, the members are Mr. Zhang Yimin (Chairman of the Committee), Mr. Du Weifeng and Mr. Wu Haijun. The key responsibility of the Nomination Committee is to review the Board composition, make recommendations to the Board on the procedures and criteria for the selection and appointment of Directors and senior management and assess the independence of Independent Non-executive Directors. The members of the audit committee will hold office for the same term as their directorships which will expire in June 2020.

Strategy Committee

We formed a strategy committee on June 15, 2017 which consists of four Executive Directors, two Non-executive Directors and one Independent Non-executive Director. As of December 31, 2018, the members are Mr. Wu Haijun (Chairman of the Committee), Mr. Shi Wei, Mr. Guo Xiaojun, Mr. Zhou Meiyun, Mr. Lei Dianwu, Mr. Mo Zhenglin and Ms. Li Yuanqin. The key responsibility of the Strategy Committee is to conduct researches and give recommendations to the Board on major investment decisions, projects and major issues that affect our development, and monitor our long-term development strategic plan. The members of the audit committee will hold office for the same term as their directorships which will expire in June 2020.

Summary Corporate Governance Differences

There are significant differences between our corporate governance practices and those of U.S. issuers listed on the NYSE. Pursuant to Section 303A.11 of the NYSE listing Manual, we have disclosed certain of these differences on our website at http://www.spc-ir.com.hk/eng/company.asp.

D. Employees.

As of December 31, 2018, we had 9,597 employees.

The following table shows the approximate number of employees we had at the end of the last three years by the principal business function they performed:

	December 31,
	2016	2017	2018
Management	1,134	1,148	1,057
Engineers, technicians and factory personnel	6,607	6,197	5,753
Accounting, marketing and others	3,347	3,016	2,787

Total	11,088	10,361	9,597

Approximately 50.76% of our work force are graduates with a tertiary degree or higher. In addition, we offer our employees opportunities for education and training based upon our development plans and requirements and the individual performance of each employee.

A system of labor contracts has been adopted in our Company. The contract system imposes discipline, provides incentives to adopt better work habits and gives us greater management control over our work force. We believe that by linking remuneration to productivity, the contract system has also improved employee morale. As of December 31, 2018, almost all of the work force was employed pursuant to labor contracts which specify the employee’s position, responsibilities, remuneration and grounds for termination. The contracts generally have short terms of one to five years and may be renewed with the agreement of both parties. The remaining personnel are employed for an indefinite term.

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

Total remuneration of our employees includes salary and bonuses. Employees also receive certain benefits in terms of housing, education and health services that we subsidize, and other miscellaneous subsidies. In 2018, we incurred RMB288.9 million in employment costs.

In compliance with Shanghai regulations, we and our employees participate in a defined contribution government pension scheme under which all employees upon retirement are entitled to receive pensions. In order to safeguard and properly enhance the living level of retired employees and improve the medium and long term incentive system, the Company established an enterprise annuity plan. According to the plan, to the extent that the employees volunteer for the related payments and have been with the Company for one year or more, such employees are entitled to participate in the enterprise annuity plan. We will make payments to match the payments made by the employees after giving considerations to our profitability, the employee’s work responsibilities, contributions, and treatments post retirement based on the principle of universal benefits. We have 18,344 retired employees under the above retirement insurance plans. During 2018, we terminated employment with 764 persons (including the retired and voluntary leave), accounting for 7.37% of 10,361 employees we had as of January 1, 2018.

In addition to the pension benefits, pursuant to the relevant laws and regulations of the PRC, we and our employees participate in defined social security contributions for employees, such as a housing fund, basic medical insurance, supplementary medical insurance, unemployment insurance, injury insurance and maternity insurance.

E. Share Ownership.

The table below sets forth information regarding the beneficial ownership of our shares held by our directors, supervisors and executive officers as of March 31, 2019:

Name	Position held	Number of Shares held (shares)	Percentage of total issued shares of the Company (%)	Percentage of total issued A shares (%)
Jin Qiang	Executive Director and Vice President	301,000 A shares (L)	0.0028	0.0041
Guo Xiaojun	Executive Director, Vice President, Secretary to the Board and Joint Company Secretary	301,000 A shares (L)	0.0028	0.0041
Jin Wenmin	Executive Director and Vice President	175,000 A shares (L)	0.0016	0.0024

(L): Long position

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

On January 6, 2015, our Board of Directors approved the proposal of the initial grant of the share option incentive scheme. A total of 38,760,000 share options were granted to 214 participants, among which 2,540,000 were granted to six of our directors and senior management. The total number of underlying stock accounted for 0.359% of the Company’s total share capital when granted. The exercisable period for the share options shall be three years, commencing from the expiry of the two-year period after the grant date. There shall be three exercisable periods (one year for each exercisable period, same for the following) under the scheme. Upon the fulfilment of the exercise conditions, 40%, 30% and 30% of the total share options granted shall become exercisable within the first, second and third exercisable periods, respectively. According to the principle on the determination of exercise price, the exercise price of the initial grant was RMB4.20 per share (in the event of dividends payment, capitalization of capital reserves, bonus issue, subdivision or reduction of shares or allotment of shares during the validity period, the exercise price shall be adjusted according to the Share Option Incentive Scheme). On June 15, 2016, the 2015 annual profit distribution plan was considered and passed at the 2015 annual general meeting, whereby cash dividend of RMB1.00 was paid for each 10 shares, and the exercise price was adjusted to RMB4.10 per share accordingly. On June 15, 2017, the 2016 annual profit distribution plan was considered and passed at the 2016 annual general meeting, whereby cash dividend of RMB2.50 was paid for each 10 shares, and the exercise price was adjusted to RMB3.85 per share accordingly. On June 13, 2018, the 2017 annual profit distribution plan was considered and passed at the 2017 annual general meeting, whereby cash dividend of RMB3.00 was paid for each 10 shares, and the exercise price was adjusted to RMB3.55 per share accordingly.

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

On January 8, 2018, our Board of Directors confirmed the fulfillment of the exercise conditions in the second exercisable period. The total number of A shares share options granted but not exercised was adjusted to 18,583,800. The number of participants in the second exercisable period was 185. The number of exercisable A shares share options in the second exercisable period was 9,636,900. The second tranche of the share option incentive scheme was exercised on January 12, 2018, and the Company received cash payment of RMB37.1 million from 185 grantees. We completed the registration of the newly issued A shares of 9,636,900 on February 14, 2018, after which the number of the Company’s issued shares increased to 10,823,813,500 shares. After the second exercise of the A shares share options, the total number of A shares share options granted but not exercised is 8,946,900.

In 2018, the 8,946,900 of A shares share options expired due to the unfulfillment of exercise conditions. As of March 31, 2019, none of our directors, supervisors, executive officers or major shareholders held any outstanding A shares share options.

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

The table below sets forth information regarding ownership of our shares as of March 31, 2019 by all persons who we know own more than five percent of our A shares and our H Shares. Our major shareholders listed below do not have voting rights different from those of our other shareholders.

Name of shareholders	Interests held (shares)	Percentage of total issued shares of the Company (%)	Percentage of total issued shares for this category(%)	Capacity
Sinopec Corp.	5,460,000,000 A Shares (L)	50.44 (L)	74.50 (L)	Beneficial owner
The Bank of New York Mellon Corporation	496,076,471 H Shares (L) 402,870,300 H Shares (S) 81,142,371 H Shares (P)	4.58 (L) 3.72 (S) 0.75 (P)	14.19 (L) 11.53 (S) 2.32 (P)	Interests of controlled corporation
BlackRock, Inc.	323,087,985 H Shares (L) 5,416,500 H Shares (S)	2.98 (L) 0.05 (S)	9.24 (L) 0.15 (S)	Interests of controlled corporation
Citigroup Inc.	224,724,270 H Shares (L) 1,425,000 H Shares (S) 189,282,335 H Shares (P)	2.07 (L) 0.01 (S) 1.75 (P)	6.42 (L) 0.04 (S) 5.41 (P)	Secured equity holders, Interests of controlled corporation and approved lending agents
Hung Hin Fai (1)	211,008,000 H Shares (L) 200,020,000 H Shares (S)	1.95 (L) 1.85 (S)	6.04 (L) 5.72 (S)	Interests of controlled corporation
Chan Kin Sun (2)	200,020,000 H Shares (L)	1.85 (L)	5.72 (L)	Interests of controlled corporation
JPMorgan Chase & Co.	198,059,077 H Shares (L) 31,687,660 H Shares (S) 140,507,533 H Shares (P)	1.83 (L) 0.29 (S) 1.30 (P)	5.66 (L) 0.90 (S) 4.02 (P)	Interests of controlled corporation, investment manager, equity holders and approved lending agents

(L): Long position; (S): Short position; (P): Lending Pool

Notes:

(1)

These shares were held by Corn Capital Company Limited. Hung Hin Fai held 100% interests in Corn Capital Company Limited, and was deemed to be interested in the shares held by Corn Capital Company Limited.

(2)	These shares were held by Yardley Finance Limited. Chan Kin Sun held 100% interests in Yardley Finance Limited, and was deemed to be interested in the shares held by Yardley Finance Limited.

As of March 31, 2019, a total of 3,495,000,000 H Shares were outstanding, and a total of 7,328,813,500 A Shares were outstanding.

The Bank of New York Mellon has advised us that, as of March 31, 2019, 3,956,948 ADSs, representing the equivalent of 395,694,800 H Shares, were held of record by 82 other registered shareholders domiciles in and outside of the United States. We have no further information as to our shares held, or beneficially owned, by U.S. persons.

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

B. Related Party Transactions.

Intercompany service agreements and business-related dealings

During 2016, pursuant to the Mutual Product Supply and Sales Service Framework Agreement entered into by the Company and Sinopec Corp., we purchased raw materials from, and sold petroleum products and petrochemicals as well as leased properties to, Sinopec Corp. and its associates, and Sinopec Corp. and its associates acted as sales agents for our petrochemical products. Under the Comprehensive Services Framework Agreement entered into by the Company and Sinopec Group, we accepted construction and installation, engineering design, insurance agency and financial services relating to the petrochemical industry provided by Sinopec Group and its associates. The relevant connected transactions were conducted in accordance with the terms of the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement. The current Mutual Product Supply and Sales Service Framework Agreement and Comprehensive Services Framework Agreement were renewed with Sinopec Corp. and Sinopec Group respectively upon approval and authorization at our 2016 Extraordinary General Meeting held on October 18, 2016. At the 2016 Extraordinary General Meeting, our shareholders also approved certain caps on the annual transaction values of certain ongoing continuing connected transactions for the years ending December 31, 2017, 2018 and 2019. The transaction amounts of the relevant connected transactions in 2018 did not exceed such caps.

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

The table below sets forth certain relevant information regarding our continuing connected transactions with Sinopec Corp. and Sinopec Group under the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement in 2018.

Type of major transactions	Connected parties	Annual cap for 2018	Transaction Amount during the reporting Period	Unit: RMB’000 Percentage Of the total Amount of the same type of transaction (%)

Mutual Product Supply and Sales Services Framework Agreement

Purchases of raw materials	Sinopec Corp., Sinopec Group and their associates	74,689,000	56,427,644	49.33

Sales of petroleum and petrochemical products	Sinopec Corp. and its associates	96,166,000	59,840,988	88.82

Property leasing	Sinopec Corp. and its associates	36,000	29,551	61.68

Agency sales of petrochemical	Sinopec Corp. and its associates	232,000	139,837	100.00

Comprehensive Services Framework Agreement

Construction, installation and engineering design services	Sinopec Group and its associates	2,621,000	109,146	22.47

Petrochemical industry insurance services	Sinopec Group and its associates	160,000	121,329	96.71

Financial services	Sinopec Group and its associates	200,000	1,936	9.68

On December 5, 2016, the Company entered into an asset leasing agreement (the “Lease Agreement”) with Baishawan branch of Sinopec Petroleum Reserve Company Limited (the “Baishawan Branch”), a wholly-owned subsidiary of Sinopec Group. Pursuant to the Lease Agreement, the Company rents the oil tanks and ancillary facilities from the Baishawan Branch at an annual rent up to RMB53,960,000 (exclusive of VAT), with the leasing period from January1, 2016 to December 31, 2018. The Lease Agreement was considered and approved at the 16th meeting of the eighth session of the Board on 24 November 2016. In 2018, the Company incurred leasing cost of RMB53,960,000. At the fourteenth meeting of the ninth session of the Board on December 28, 2018, we approved the signing of a new lease agreement with Baishawan Branch. The new lease agreement was signed on December 31, 2018 with a leasing term from January 1, 2019 to December 31, 2019 and an annual rent of RMB95,000,000 (including VAT).

On December 28, 2018, the Company entered into a technical service agreement with Petro-CyberWorks Information Technology Co., Ltd. (“PCITC”), a non-wholly-owned subsidiary of Sinopec Group. Pursuant to the technical service agreement, the Company engages PCITC to implement the design, construction, operation and maintenance of smart plant project with a service fee of RMB30,580,000 (including tax).

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

The Articles of Association require that cash dividends and other distributions in respect of H Shares be declared in Renminbi and paid by us in Hong Kong Dollars while cash dividends and other distributions in respect of our A Shares be paid in Renminbi. If we record no profit for the year, we may not distribute dividends in such year.

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

B. Plan of Distribution

Not applicable.

C. Markets

Our H Shares are listed for trading on the HKSE (Code: 00338), our ADSs are listed for trading on the NYSE under the symbol “SHI” and our A Shares are listed for trading on the Shanghai Stock Exchange (Code: 600688).

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

A Shares and overseas-listed foreign invested H Shares are both ordinary shares in our share capital. A Shares are shares we issue to domestic Chinese investors for subscription in Renminbi, while H Shares are shares we issue for subscription in other currencies to investors from Hong Kong, Macau, Taiwan and outside of China.

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

Our Articles of Association provide that all differences or claims

•	between a holder of H Shares and us;

•	between a holder of H Shares and any of our directors, supervisors, manager or other senior officers; or

•	between a holder of H Shares and a holder of A Shares,

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

The Articles of Association require us to appoint on behalf of the holders of H Shares a receiving agent which is registered as a trust corporation under the Trustee Ordinance of Hong Kong to receive dividends we declare in respect of the H Shares on behalf of the H shareholders. The Articles of Association require that cash dividends and other distributions in respect of H Shares be declared in Renminbi and paid by us in Hong Kong Dollars while cash dividends and other distributions of the A Shares shall be paid in Renminbi.

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

In general, holders of H Shares and A Shares vote together as a single class at all meetings and on all matters. However, the rights of a class of shareholders may not be varied or abrogated, unless approved by both a special resolution of all shareholders at a general shareholders’ meeting and by a special resolution of shareholders of that class of shares at a separate meeting. Our Articles of Association specify, without limitation, that the following amendments would be deemed to be a variation or abrogation of the rights of a class of shareholders:

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

For votes on any of these matters, or any other matter that would vary or abrogate the rights of the A Shares or H Shares, the holders of A Shares and H Shares are deemed to be separate classes and vote separately. However, “Interested Shareholders” are not entitled to vote at class meetings. The meaning of “Interested Shareholder” depends on the proposal to be voted on at the class meeting:

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

Our Articles of Association specifically provide that an issue of up to 20% of A and H Shares would not be a variation or abrogation of the rights of A shareholders or H shareholders, therefore, separate approval of the A shareholders or H Shareholders would not be required.

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

Liquidation Rights

In the event of our liquidation, payment of borrowings out of our remaining assets will be made in the order of priority prescribed by applicable laws and regulations. After payment of borrowings, we will distribute the remaining property to shareholders according to the class and proportion of their shareholdings. For this purpose, the H Shares will rank equally with the A Shares.

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

The Renminbi currently is not a freely convertible currency. SAFE, under supervision of the People’s Bank of China (“PBOC”), controls the conversion of Renminbi into foreign currency. Chinese governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items. In recent years, the Chinese government has gradually simplified and improved the foreign exchange administration policies in relation to capital items, such as the cancellation of foreign exchange registration and approval for domestic and overseas foreign direct investment. However, foreign exchange control over the capital items is not completely abolished. The limitations on foreign exchange could affect our ability to obtain foreign exchange through borrowings or equity financing, or to obtain foreign exchange for capital expenditures.

On July 21, 2005, the Chinese government changed its policy of pegging the Renminbi to the U.S. Dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since the adoption of this new policy, the value of the Renminbi has fluctuated daily within a narrow band, but overall has appreciated against the U.S. Dollar. Nevertheless, the Chinese government continues to receive significant international pressure to further liberalize its currency policy which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. Dollar. The value of the Renminbi depreciated by 5.15% against the U.S. Dollar in the year of 2018.

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

Tax on Dividends

For an Individual Investor

According to the Individual Income Tax Law of the People’s Republic of China, as amended on June 30, 2011 (the “Individual Income Tax Law”) dividends paid by Chinese companies to individual investors are subject to Chinese withholding tax at a flat rate of 20%. As for a foreign individual investor that neither has a domicile nor resides in China, or that has no domicile and has resided in China for no more than one year, the dividends received by such an investor in China are generally subject to a withholding tax at a flat rate of 20% under the individual income tax law, subject to exemption or reduction by an applicable income tax treaty. According to the State Administration of Taxation’s tax treatments with regard to the dividends of H Shares paid by onshore non-foreign invested enterprises listed on the HKSE, we will withhold and pay the individual income tax at the tax rate of 10% for individual shareholders who are residents of Hong Kong, Macau, or countries which have entered into tax treaties with mainland China, which provide for a 10% dividends tax rate, and we will temporarily withhold and pay the individual income tax at the tax rate of 10% for individual shareholders who are residents of countries which have entered into tax treaties with mainland China, which provide for a less than 10% dividends tax rate. Shareholders of H Shares may directly or through our Company apply to the in-charge tax authority for the preferential treatments provided by the relevant tax treaties. Upon the approval by the in-charge tax authority, the excessive amount being paid will be refunded. For individual shareholders who are residents of countries which have entered into tax treaties with mainland China providing for a more than 10% but less than 20% dividends tax rate, we will withhold and pay the individual income tax at the specific tax rate required therein. We will withhold and pay the individual income tax at the dividends tax rate of 20% for individual shareholders who are residents of countries which have not entered into any forms of tax treaties with mainland China or in circumstances other than above described.

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

If you receive currency other than U.S. Dollars upon the disposition of H Shares or ADSs, the tax consequences will generally be as described under “—Foreign Currency Distributions” above.

Passive Foreign Investment Company

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. We do not anticipate that we will be a PFIC for our current taxable year. However, since PFIC status depends on the composition of our income and the composition and value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for the current year until its close, or for any future taxable year. If we are characterized as a PFIC, U.S. investors may suffer adverse tax consequences, including increased U.S. tax liabilities and reporting requirements. For further discussion of the adverse U.S. federal income tax consequences of our possible classification as a PFIC, see Item 10. Additional Information – E. Taxation – U.S. Taxation.

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

Under the income and asset tests, our PFIC status must be determined annually at the end of each year based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change. In determining that we are not a PFIC, we are relying on a current valuation of our assets including goodwill, not reflected in our financial statements, and our projection of our income for the current year. We determine the value of our assets in large part by reference to the market value of our ordinary shares at the end of each quarter. We believe this valuation approach is reasonable. However, if the IRS successfully challenged our valuation of our assets, or if the market price of our ordinary shares were to fluctuate, it could result in our classification as a PFIC.

We do not believe that we have been a PFIC for any prior year and we do not anticipate that we will be a PFIC for the current year. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year or that the IRS will not challenge our determination concerning our PFIC status.

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

Commodity Price Risk

We are exposed to commodity price risk related to price volatility of crude oil and refined oil products. We had no program of commodity price hedging activities and did not engage in any such activities in 2017 or 2018. See Item 3. Key Information – D. Risk Factors—Our operations may be adversely affected by the cyclical nature of the petroleum and petrochemical markets and by the volatility of prices of crude oil and petrochemical products.

Interest Rate Risk

We are subject to risk resulting from fluctuations in interest rates. Our borrowings are fixed and variable rate bank and other borrowings, with original maturities ranging from 1 to 5 years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. We had no program of interest rate hedging activities and did not engage in any such activities in 2017 or 2018.

The following table provides information, by maturity date, regarding our interest rate sensitive financial instruments, which consist of fixed and variable rate short term and long term debt obligations, as of December 31, 2018 and 2017.

As of December 31, 2018
	2019	2020	2021	2022	2023	Total Recorded Amount	Fair Value
(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—
In RMB	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—
Variable rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—
In Euro	—	—	—	—	—	—	—
Average interest rate (1)	—	—	—	—	—	—	—
In RMB	497,249	—	—	—	—	497,249	497,249
Average interest rate (1)	3.63%	—	—	—	—	3.63%	3.63%

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

	As of December 31, 2017
	2018	2019	2020	2021	2022	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—
In RMB	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—
Variable rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—
In RMB	606,157	—	—	—	—	606,157	606,157
Average interest rate(1)	2.93%	—	—	—	—	2.93%	2.93%

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

Exchange Rate Risk

We are also exposed to foreign currency exchange rate risk as a result of our foreign currency denominated short term borrowing and, to a limited extent, cash and cash equivalents denominated in foreign currencies. The following table provides information, by maturity date, regarding our foreign currency exchange rate sensitive financial instruments, which consist of cash and cash equivalents, short term debt obligations as of December 31, 2018 and 2017.

	As of December 31, 2018
	2019	2020	2021	2022	2023	Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments
Cash and cash equivalents:
In Hong Kong Dollars	—	—	—	—	—	—	—	—
In U.S. Dollars	351,931	—	—	—	—	—	351,931	351,931
In Euro	—	—	—	—	—	—	—	—
In Japanese Yen	—	—	—	—	—	—	—	—
In Swiss Frank	—	—	—	—	—	—	—	—
Debt:
Fixed rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate (1)	—	—	—	—	—	—	—	—
Variable rate bank and other loans in U.S. Dollars	431,649	—	—	—	—	—	431,649	431,649
Average interest rate (1)	3.34%	—	—	—	—	—	3.34%	3.34%
Variable rate bank and other loans in EURO	—	—	—	—	—	—	—	—
Average interest rate (1)	—	—	—	—	—	—	—	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

As of December 31, 2017
	2018	2019	2020	2021	2022	Thereafter	Total Recorded Amount	Fair Value
(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments
Cash and cash equivalents:
In Hong Kong Dollars	—	—	—	—	—	—	—	—
In U.S. Dollars	247,549	—	—	—	—	—	247,549	247,549
In Euro	—	—	—	—	—	—	—	—
In Japanese Yen	—	—	—	—	—	—	—	—
In Swiss Frank	—	—	—	—	—	—	—	—
Debt:
Fixed rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate (1)	—	—	—	—	—	—	—	—
Variable rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate (1)	—	—	—	—	—	—	—	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

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

12.D.4 Fees and Other Payments Made by the Bank of New York Mellon

From January 1, 2018 through March 31, 2019, a total of U.S.$68,061.35was paid by the Bank of New York Mellon on our behalf for our ADSs program. The standard out-of-pocket maintenance costs for our ADSs program were U.S.$146,278.55, which have been waived by the Bank of New York Mellon.

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

Our management assessed the effectiveness of our internal control over financial reporting based upon the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of December 31, 2018. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018 based on these criteria.

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

(d). Changes in Internal Control over Financial Reporting.

For the year ended December 31, 2018, there have been no changes to our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Ms. Li Yuanqin who is currently serving on our audit committee, is an audit committee financial expert and is an Independent Director (under the standards set forth in the NYSE rules and Rule 10A-3 of the Exchange Act).

ITEM 16B.	CODE OF ETHICS.

Sinopec Group, the controlling shareholder of Sinopec Corp., adopted a Staff Code in 2014 to provide disciplines and requirements for its staff’s conducts, including legal and ethical matters as well as the sensitivities involved in reporting illegal and unethical matters. The Staff Code covers such areas as health, safety and environment, conflict of interests, anti-corruption, protection and proper use of our assets and properties, as well as reporting requirements. The Staff Code also applies to all directors, officers and employees of each subsidiary of Sinopec Group, including us. We have provided all our directors and senior officers with a copy of the Staff Code and required them to comply with in it order to ensure our operations are proper and lawful. We have posted the Staff Code on the following website: http://www.sinopec.com/listco/en/Resource/Pdf/ygsz2014b.pdf.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table summarizes the fees charged by PwC, our principal accountant, for certain services rendered to us during 2017 and 2018.

	For the year ended December 31,
	(in thousands of RMB)
	2017	2018
Audit fees (1)	7,800	7,800
All other fees (2)	150	150
Total	7,950	7,950

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
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

The board of directors of a listed company must, through the resolution of the shareholders’ meeting, establish an audit committee composed entirely of directors, of which the independent directors are the majority and act as the convener, and, at minimum, one independent director is an accounting professional.

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

The Company has complied with the above mentioned rules.

Code of Ethics for Directors, Officers and Employees	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Each listed company may determine its own policies, but all listed companies should address the most important topics, including, among others, conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of listed company assets, compliance with laws, rules and regulations (including insider trading laws), and encouraging the reporting of any illegal or unethical behavior.	There is no such requirement for a code for ethics in China. As the directors and officers of the Company have all signed a Director Service Agreement, however, they are bound by their fiduciary duties to the Company. In addition, the directors and officers must perform their legal duties in accordance with the PRC Company Law, relevant requirements of CSRC and Mandatory Provisions to the Charter of Companies Listed Overseas.

	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards and he or she must promptly notify the NYSE in writing of any non-compliance with any applicable provisions of Section 303A.	No similar requirements.

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS.

See pages F-1 to F-78

ITEM 19.	EXHIBITS.

No.	Exhibit

1.1	Translation of the amended and restated Articles of Association of Sinopec Shanghai Petrochemical Company Limited as approved in the First Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2018 on November 8, 2018 (incorporated by reference to our Form 6-K (File No.001-12158) filed with the Commission on November 8, 2018).

2.	Amended and Restated Deposit Agreement between Sinopec Shanghai Petrochemical Company Limited and The Bank of New York Mellon dated May 11, 2011(incorporated by reference to Exhibit 2 of our annual report on Form 20-F (File No. 001-12158) filed with the Commission on April 30, 2012).

4.1	Translation of the renewed Product Supply and Sales Services Framework Agreement among Sinopec Shanghai Petrochemical Company Limited, China Petroleum & Chemical Corporation and China Petrochemical Corporation as approved in the First Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2016 on October 18, 2016 (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F Amendment No.1 (File No.001-12158) filed with the Commission on September 14, 2017).

4.2	Translation of the renewed Comprehensive Services Framework Agreement between Sinopec Shanghai Petrochemical Company Limited and China Petrochemical Corporation as approved in the First Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2016 on October 18, 2016 (incorporated by reference to Exhibit 4.2 of our annual report on Form 20-F Amendment No.1 (File No.001-12158) filed with the Commission on September 14, 2017).

4.3	Translation of the Property Right Transaction Agreement with Sinopec Sales Company Limited as approved in the eighteenth meeting of the seventh session of the board of directors of Sinopec Shanghai Petrochemical Company Limited on December 5, 2013 (incorporated by reference to Exhibit 4.3 of our annual report on Form 20-F (File No.001-12158) filed with the Commission on April 30, 2014).

4.4	English summary of principal terms of the Share Option Scheme as adopted at the second meeting of the eighth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited on August 15, 2014 (incorporated by reference to Appendix I of our Form 6-K (File No.001-12158) filed with the Commission on November 6, 2014).

8*	A list of subsidiaries of Sinopec Shanghai Petrochemical Company Limited.

12.1*	Certification of President Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1*	Certification of President Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF *	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on From 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 29, 2019	/s/ GUO XIAOJUN
Guo Xiaojun, Secretary to Board of Directors

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Sinopec Shanghai Petrochemical Company Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Sinopec Shanghai Petrochemical Company Limited and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated income statement, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 29, 2019

We have served as the Company’s auditor since 2013.

Sinopec Shanghai Petrochemical Company Limited

Consolidated Income Statement

For the year ended 31 December 2018

		Year ended 31 December
		2016		2017		2018
	Note	RMB’000		RMB’000		RMB’000

Revenue	6		77,842,906		91,962,415		107,688,907
Sales taxes and surcharges			(11,906,438)		(12,744,088)		(12,075,424)

Net Sales			65,936,468		79,218,327		95,613,483
Cost of sales	11		(58,731,674)		(72,398,288)		(89,838,977)

Gross profit			7,204,794		6,820,039		5,774,506

Selling and administrative expenses	11		(546,087)		(535,259)		(536,114)
Net impairment losses on financial assets	4		—		—		(39)
Other operating income	7		197,306		119,010		202,617
Other operating expenses	8		(24,275)		(21,379)		(32,548)
Other (losses)/gains - net	9		(53,882)		19,462		176,690

Operating profit			6,777,856		6,401,873		5,585,112

Finance income	10		137,302		268,379		443,661
Finance expenses	10		(53,617)		(61,047)		(106,249)

Finance income – net			83,685		207,332		337,412

Share of net profit of associates and joint ventures accounted for using the equity method	20		916,754		1,243,693		885,597

Profit before income tax			7,778,295		7,852,898		6,808,121

Income tax expense	13		(1,796,822)		(1,698,739)		(1,471,903)

Profit for the year			5,981,473		6,154,159		5,336,218

Profit attributable to:
- Owners of the Company			5,968,466		6,143,222		5,336,331
- Non-controlling interests			13,007		10,937		(113)

			5,981,473		6,154,159		5,336,218

Earnings per share attributable to owners of the Company for the year (expressed in RMB per share)

Basic earnings per share	14	RMB	0.553	RMB	0.569	RMB	0.493

Diluted earnings per share	14	RMB	0.552	RMB	0.568	RMB	0.493

Earnings per ADS attributable to owners of the Company for the year (expressed in RMB per ADS)

Basic earnings per ADS	14	RMB	55.264	RMB	56.862	RMB	49.303

Diluted earnings per ADS	14	RMB	55.219	RMB	56.830	RMB	49.303

The above consolidated income statement should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun
Chairman	Director, Vice General Manager and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2018

		Year ended 31 December
	Note	2016 RMB’000	2017 RMB’000	2018 RMB’000

Profit for the year		5,981,473	6,154,159	5,336,218
Other comprehensive income/(loss)
Items that may be reclassified to profit or loss
Share of other comprehensive income/(loss) of associates and joint ventures accounted for using the equity method	26	18,213	(810)	(7,014)

Other comprehensive income/(loss) for the year, net of tax		18,213	(810)	(7,014)

Total comprehensive income for the year		5,999,686	6,153,349	5,329,204

Attributable to:
– Owners of the Company		5,986,679	6,142,412	5,329,317
– Non-controlling interests		13,007	10,937	(113)

Total comprehensive income for the year		5,999,686	6,153,349	5,329,204

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun
Chairman	Director, Vice General Manager and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Consolidated Balance Sheet

As at 31 December 2018

			As at 31 December
			2017	2018
	Note		RMB’000	RMB’000

Assets

Non-current assets
Lease prepayments and other non-current assets	15		747,249	858,283
Property, plant and equipment	16		12,866,428	11,646,390
Investment properties	17		391,266	376,739
Construction in progress	18		1,001,118	1,559,401
Investments accounted for using the equity method	20		4,452,044	4,527,133
Deferred income tax assets	13		119,307	119,075

			19,577,412	19,087,021

Current assets
Inventories	21		6,597,598	8,120,875
Financial assets at fair value through other comprehensive income	22	(d)	—	1,672,431
Financial assets at fair value through profit or loss	4,22	(e)	—	2,727,279
Trade receivables	22	(a)	386,480	81,990
Bills receivable	22	(a)	1,090,479	—
Other receivables	22	(a)	83,551	105,803
Prepayments	23		228,269	38,025
Amounts due from related parties	22(a),23,28	(c)	1,975,408	2,286,249
Cash and cash equivalents	22	(b)	7,504,266	8,741,893
Time deposits with banks	22	(c)	2,000,000	1,500,000
Assets classified as held for sale	23		—	24,331

			19,866,051	25,298,876

Total assets			39,443,463	44,385,897

Sinopec Shanghai Petrochemical Company Limited

Consolidated Balance Sheet (Continued)

As at 31 December 2018

			As at 31 December
			2017	2018
	Note		RMB’000	RMB’000

Equity and liabilities

Equity attributable to owners of the Company
Share capital	25		10,814,177	10,823,814
Reserves	26		17,416,056	19,522,249

			28,230,233	30,346,063
Non-controlling interests			285,307	116,378

Total equity			28,515,540	30,462,441

Liabilities

Non-current liabilities
Deferred income	24		5,679	10,442

Current liabilities
Borrowings	22	(f)	606,157	497,249
Financial liabilities at fair value through profit or loss	4		1,516	11,005
Advance from customers	3		470,865	—
Contract liabilities	3		—	446,702
Trade payables	22	(g)	1,908,457	2,922,998
Other payables	22	(g)	3,568,817	5,167,230
Amounts due to related parties	22(g),28	(c)	3,731,687	4,567,814
Income tax payable			634,745	300,016

			10,922,244	13,913,014

Total liabilities			10,927,923	13,923,456

Total equity and liabilities			39,443,463	44,385,897

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun
Chairman	Director, Vice General Manager and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Changes in Equity

For the year ended 31 December 2018

		Attributable to owners of the Company
		Share capital	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2016		10,800,000	4,201,666	4,795,616	19,797,282	297,038	20,094,520

Profit for the year		—	—	5,968,466	5,968,466	13,007	5,981,473
Other comprehensive Income		—	18,213	—	18,213	—	18,213

Total comprehensive income for the year		—	18,213	5,968,466	5,986,679	13,007	5,999,686

Dividends proposed and approved		—	—	(1,080,000)	(1,080,000)	—	(1,080,000)
Employees share option scheme		—	18,004	—	18,004	—	18,004
Dividends paid by subsidiaries to non- controlling interests		—	—	—	—	(28,775)	(28,775)
Utilization of safety production fund		—	(607)	607	—	—	—

Balance at 31 December 2016		10,800,000	4,237,276	9,684,689	24,721,965	281,270	25,003,235

		Attributable to owners of the Company
		Share capital	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2017		10,800,000	4,237,276	9,684,689	24,721,965	281,270	25,003,235

Profit for the year		—	—	6,143,222	6,143,222	10,937	6,154,159
Other comprehensive loss	26	—	(810)	—	(810)	—	(810)

Total comprehensive income for the year		—	(810)	6,143,222	6,142,412	10,937	6,153,349

Dividends proposed and approved	29	—	—	(2,700,000)	(2,700,000)	—	(2,700,000)
Employees share option scheme	26,27	—	(10,640)	—	(10,640)	—	(10,640)
Exercise of share option	26,27	14,177	62,319	—	76,496	—	76,496
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(6,900)	(6,900)
Utilization of safety production fund	26	—	(346)	346	—	—	—

Balance at 31 December 2017		10,814,177	4,287,799	13,128,257	28,230,233	285,307	28,515,540

Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Changes in Equity (Continued)

For the year ended 31 December 2018

		Attributable to owners of the Company
		Share capital	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at 1 January 2018		10,814,177	4,287,799	13,128,257	28,230,233	285,307	28,515,540
Change in accounting policy	3	—	—	—	—	—	—

Restated total equity at the beginning of 2018		10,814,177	4,287,799	13,128,257	28,230,233	285,307	28,515,540

Profit/(loss) for the year		—	—	5,336,331	5,336,331	(113)	5,336,218
Other comprehensive loss	26	—	(7,014)	—	(7,014)	—	(7,014)

Total comprehensive income for the year		—	(7,014)	5,336,331	5,329,317	(113)	5,329,204

Dividends proposed and approved	29	—	—	(3,247,144)	(3,247,144)	—	(3,247,144)
Forfeit of share option scheme	26,27	—	(13,004)	—	(13,004)	—	(13,004)
Exercise of share option	26,27	9,637	27,465	—	37,102	—	37,102
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(6,457)	(6,457)
Utilization of safety production fund	26	—	57,135	(57,135)	—	—	—
Transactions with non-controlling interests	19	—	9,559	—	9,559	(162,359)	(152,800)

Balance at 31 December 2018		10,823,814	4,361,940	15,160,309	30,346,063	116,378	30,462,441

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun
Chairman	Director, Vice General Manager and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Cash Flows

For the year ended 31 December 2018

			Year ended 31 December
			2016	2017	2018
	Note		RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	30		8,479,057	8,784,496	8,501,499
Interest paid to related parties			(3,570)	—	(1,326)
Interest paid to banks			(25,617)	(17,664)	(34,339)
Income tax paid			(1,268,100)	(1,706,014)	(1,806,400)

Net cash generated from operating activities			7,181,770	7,060,818	6,659,434

Cash flows from investing activities
Dividends received from joint ventures and associates			557,312	479,633	811,473
Interest received from related parties			232	5,147	610
Interest received from banks			124,148	221,835	416,820
Net proceeds from settlement of derivative financial instrument			—	—	16,540
Net proceeds from disposal of property, plant and equipment	30		11,889	3,407	210,122
Net proceeds from disposal of joint ventures			—	10,339	—
Proceeds from disposal of a subsidiary	20		—	—	9,600
Cash received from entrusted lending			106,000	88,000	12,000
Cash received from six-month time deposits			—	500,000	4,000,000
Cash payment of six-month time deposits			—	(2,500,000)	(3,500,000)
Cash payment of structured deposits			—	—	(2,700,000)
Cash held by the subsidiary before disposal	20		—	—	(18,529)
Cash payment of entrusted lending			(88,000)	(12,000)	—
Purchases of property, plant and equipment and other long-term assets from related parties			(205,775)	(172,154)	(143,554)
Purchases of property, plant and equipment and other long-term assets from third parties			(695,701)	(1,024,909)	(1,043,451)

Net cash used in investing activities			(189,895)	(2,400,702)	(1,928,369)

Cash flows from financing activities
Proceeds from borrowings from related parties			—	—	50,000
Proceeds from borrowings from third parties			2,589,432	2,119,147	2,486,759
Proceeds from exercising share option scheme			—	54,580	37,102
Repayments of borrowings to related parties			(370,000)	—	(50,000)
Repayments of borrowings to third parties			(3,743,000)	(2,059,422)	(2,596,157)
Cash payment of acquisition of non-controlling interests			—	—	(152,800)
Dividends paid to the Company’s shareholders			(1,084,814)	(2,697,188)	(3,275,656)
Dividends paid by subsidiaries to non-controlling interests			(28,775)	(6,900)	(6,457)

Net cash used in financing activities			(2,637,157)	(2,589,783)	(3,507,209)

Net increase in cash and cash equivalents			4,354,718	2,070,333	1,223,856
Cash and cash equivalents at beginning of the year	22	(b)	1,077,430	5,440,623	7,504,266
Exchange gains/(losses) on cash and cash equivalents			8,475	(6,690)	13,771

Cash and cash equivalents at end of the year	22	(b)	5,440,623	7,504,266	8,741,893

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun
Chairman	Director, Vice General Manager and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

1	General information

Sinopec Shanghai Petrochemical Company Limited (“the Company”), formerly known as Shanghai Petrochemical Company Limited, was established in the People’s Republic of China (“the PRC”) on 29 June 1993 as a joint stock limited company to hold the assets and liabilities of the production divisions and certain other units of Shanghai Petrochemical Complex (“SPC”), a state-owned enterprise. The Company was under the direct supervision of China Petrochemical Corporation (“Sinopec Group”) at that time.

The Company completed its initial public offerings in 1993. Its shares were listed on the Stock Exchange of Hong Kong Limited (“H shares”) and the New York Stock Exchange in the form of American Depositary Shares (“ADS”) on 26 July 1993, and were also listed on the Shanghai Stock Exchange (“ordinary A shares”) on 8 November 1993.

Sinopec Group completed its reorganization on 25 February 2000. After the reorganization, China Petroleum & Chemical Corporation (“Sinopec Corp.”) was established. As part of the reorganization, Sinopec Group transferred its 4,000,000,000 of the Company’s state-owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp.

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

The 15th meeting of the 7th term of Board of Directors was held on 28 August 2013 and the Company proposed and passed a resolution regarding interim cash dividend for the first half of 2013 and the conversion of share premium and surplus reserve to share capital. The resolution included a distribution of 5 shares and a cash dividend distribution of RMB 0.5 (tax included) for every 10 shares based on the 7,200,000 thousands ordinary shares as at 30 June 2013. Among the 5 shares distributed, 3.36 shares were converted from share premium of RMB 2,420,841 thousands and 1.64 shares were converted from surplus reserves of RMB 1,179,159 thousands. The resolution was approved by the extraordinary general meeting of shareholders, A share class shareholders meeting and H share class shareholders meeting on 22 October 2013, respectively.

The first tranche of the Share Option Incentive Scheme was exercised on 29 August 2017, and the Company received cash payment of RMB 54,580 thousands from 199 grantees. As a result, ordinary A shares of 14,177 thousands were registered on 27 September 2017.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

1	General information (continued)

The second tranche of the Share Option Incentive Scheme was exercised on 12 January 2018, and the Company received cash payment of RMB 37,102 thousands from 185 grantees, led to an increase of RMB 9,637 thousands in share capital.

As at 31 December 2018, total shares of the Company were 10,823,814 thousands (31 December 2017: 10,814,177 thousands).

The Company and its subsidiaries (“the Group”) are principally engaged in processing crude oil into synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products.

These consolidated financial statements are presented in thousands of Renminbi Yuan (RMB), unless otherwise stated. These financial statements have been approved for issue by the Board of Directors on 29 April 2019.

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

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

2.1.1	Changes in accounting policy and disclosures

(a)	New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 January 2018:

•	IFRS 9 ‘Financial Instruments’

•	IFRS 15 ‘Revenue from Contracts with Customers’

•	Annual Improvements 2014-2016 cycle

•	Amendments to IFRS 2 ‘Classification and Measurement of Share-based Payment Transactions’

•	Amendments to IAS 40 ‘Transfers to Investment Property’

•	IFRIC 22 ‘Foreign Currency Transactions and Advance Consideration’

The Group changed its accounting policies and made modified retrospective adjustments following the adoption of IFRS 9 and IFRS 15, which are disclosed in Note 3. The other amendments listed above did not have any significant impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures (continued)

(b)	New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2018 reporting periods and have not been early adopted by the Group:

•	IFRS 16 ‘Leases’, effective for the accounting period beginning on or after 1 January 2019.

•	Interpretation 23 ‘Uncertainty over Income Tax Treatment’, effective for the accounting period beginning on or after 1 January 2019.

•	Amendments to IAS 28 ‘Long-team interests in Associates and Joint Ventures’, effective for the accounting period beginning on or after 1 January 2019.

•	Annual Improvements to IFRS Standards 2015 – 2017 Cycle, effective for the accounting period beginning on or after 1 January 2019.

•	Amendments to IFRS 10 and IAS 28 ‘Sale or contribution of assets between an investor and its associate or joint venture’, the effective date of this amendment has been deferred by IASB.

•	Amendments to IFRS 9 ‘Prepayment Features with Negative Compensation’, effective for the accounting period beginning on or after 1 January 2019.

•	Amendments to IAS 19 ‘Plan Amendment, Curtailment or Settlement’, effective for the accounting period beginning on or after 1 January 2019.

•	Amendments to IFRS 3 ‘Business Combinations’, effective for the accounting period beginning on or after 1 January 2020.

•	Amendments to conceptual Framework of IASB, effective for the accounting period beginning on or after 1 January 2020.

•	IFRS 17 ‘Insurance Contracts’, effective for the accounting period beginning on or after 1 January 2021.

The Group’s assessment of the impact of these new standards and interpretations is set out below.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures (continued)

(b)	New standards and interpretations not yet adopted (continued)

IFRS 16, ‘Leases’, was issued in January 2016. It will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance lease is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-valued leases.

The Group has set up a project team which has reviewed all of the Group’s leasing arrangements over the last year in light of the new lease accounting rules in IFRS 16. The standard will affect primarily the accounting for the Group’s operating leases. The Group will adopt the practical expedients in IFRS 16(C10) for the use of a single discount rate to a portfolio of leases with similar characteristics and the accounting for leases which end within 12 months from the date of initial application as short-term leases and will recognize the lease cost on a straight-line basis as expenses in profit or loss.

As at 1 January 2019, the Group has non-cancellable operating lease commitments of RMB 84,746 thousands. Of these commitments, approximately RMB 315 thousands relate to short-term leases which will be recognized on a straight-line basis as expense in profit or loss. For the remaining lease commitments, the Group expects to recognize right-of-use assets of approximately RMB 76,852 thousands on 1 January 2019, lease liabilities of RMB 76,731 thousands (after adjustments for prepayments and accrued lease payments recognized as at 31 December 2018). The Group expected the impact on net profit after tax and cash flows for 2019 was not significant.

The Group’s activities as a lessor are not material and hence the Group does not expect any significant impact on the financial statements.

The Group will apply the standard from its mandatory adoption date of 1 January 2019. The Group intends to apply the simplified transition approach and will not restate comparative amounts for the years prior to first adoption. Right-of-use assets will be measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses).

Apart from aforementioned impact of IFRS 16, there are no other standards that are not yet effective and that would be expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

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

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis. Non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or the present ownership interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by IFRS.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in profit or loss. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

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

For the year ended 31 December 2018

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

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to share of net profit of associates and joint ventures accounted for using the equity method in the income statement.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

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

Gain or losses on dilution of equity interest in associates are recognized in the income statement.

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

Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in other comprehensive income. The Group’s investments in joint ventures include goodwill identified on acquisition. Upon the acquisition of the ownership interest in a joint venture, any difference between the cost of the joint venture and the Group’s share of the net fair value of the joint venture’s identifiable assets and liabilities is accounted for as goodwill. When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

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

For the year ended 31 December 2018

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

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the income statement within finance income or expenses. All other foreign exchange gains and losses are presented in the income statement within Other (losses)/gains – net.

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

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within Other (losses)/gains – net in the income statement.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

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

Investment properties are properties which are owned either to earn rental income and/or for capital appreciation.

Investment properties are stated in the balance sheet at cost less accumulated depreciation and impairment losses (Note 2.11). Depreciation is provided over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values. Estimated useful lives of the Group’s investment properties are 30-40 years.

2.10	Lease prepayments and other non-current assets

Lease prepayments and other non-current assets mainly represent prepayments for land use rights and catalysts used in production. These assets are carried at cost less accumulated amortization and impairment losses. Lease prepayments and other non-current assets are amortized on a straight-line basis over the respective periods of the rights and the estimated useful lives of the catalysts, as follows:

Land use rights	30-50 years
Patents	10-28 years
Catalyst	2-5 years

2.11	Impairment of non-financial assets

Intangible assets that have an indefinite useful life or intangible assets not ready to use are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.12	Investments and financial assets

2.12.1	Classification

From 1 January 2018, the Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss), and

•	those to be measured at amortized cost.

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income (“OCI”). For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (“FVOCI”).

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

2.12.2	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

2.12.3	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.12	Investments and financial assets (continued)

2.12.3	Measurement (continued)

Debt instruments (continued)

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in Other (losses)/gains - net, together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the consolidated income statement.

•

FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gains or losses previously recognized in OCI is reclassified from equity to profit or loss and recognized in Other (losses)/gains - net. Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in Other (losses)/gains - net and impairment expenses are presented as separate line item in the consolidated income statement.

•

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within Other (losses)/gains - net in the period in which it arises.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognized in Other (losses)/gains - net in the consolidated income statement as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

2.12.4	Impairment

From 1 January 2018, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For financial instruments that have low credit risk at the balance sheet date, except for receivables related to revenue, the Group assumes that there is no significant increase in credit risk since the initial recognition, on first stage, and measures the loss allowance at an amount equal to 12-month expected credit losses. If there has been a significant increase in credit risk or credit impairment has occurred since the initial recognition of a financial instrument, on second stage, the Group recognizes a loss allowance at an amount equal to lifetime expected credit losses. If credit impairment has occurred since the initial recognition of a financial instrument, on third stage, the Group recognizes a loss allowance at an amount equal to lifetime expected credit losses.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see Note 4.1(b) for further details.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.12	Investments and financial assets (continued)

2.12.5	Accounting policies applied until 31 December 2017

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

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current.

(b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for the amounts that are settled or expected to be settled more than 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables comprise trade receivables, bills receivable and other receivables and cash and cash equivalents in the balance sheet.

(c)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

Recognition and measurement

Regular way purchases and sales of financial assets are recognized on the trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of the financial liabilities at fair value through profit or loss category are presented in the income statement within Other (losses)/gains – net in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the income statement as part of other income when the Group’s right to receive payments is established.

Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognized in other comprehensive income.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as gains and losses from investment securities.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.12	Investments and financial assets (continued)

2.12.5	Accounting policies applied until 31 December 2017 (continued)

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

2.14	Derivative financial instruments

Derivative financial instruments of the Group are foreign exchange forward contracts, which are not designated as hedges.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period.

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

2.15	Assets classified as held for sale

Assets, including non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable within 12 months. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights under insurance contracts, which are specifically exempt from this requirement.

An impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the asset that is classified as held for sale (or disposal group) is recognized at the date of derecognition.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.15	Assets classified as held for sale (continued)

The assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Assets classified as held for sale are presented separately in current assets of the balance sheet.

2.16	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

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

Trade receivables, bills receivable and other receivables are recognized initially at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method, less allowance for impairment. See Note 2.12.4 for a description of the Group’s impairment policies.

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

For the year ended 31 December 2018

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

Trade payables and other payables are recognized initially at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method.

2.22	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

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

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

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

For the year ended 31 December 2018

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

Outside basis differences

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, associates and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Generally the Group is unable to control the reversal of the temporary difference for associates. Only when there is an agreement in place that gives the Group the ability to control the reversal of the temporary difference in the foreseeable future, deferred tax liability in relation to taxable temporary differences arising from the associate’s undistributed profits is not recognized.

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

For the year ended 31 December 2018

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

(a)	Equity-settled share-based payment transactions

The Group operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted:

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

At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-marketing performance and service conditions. It recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity.

In addition, in some circumstances employees may provide services in advance of the grant date and therefore the grant date fair value is estimated for the purposes of recognizing the expense during the period between service commencement period and grant date.

When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital.

(b)	Share-based payment transactions among Group entities

The grant by the Company of options over its equity instruments to the employees of subsidiary undertakings in the Group is treated as a capital contribution. The fair value of employee services received, measured by reference to the grant date fair value, is recognized over the vesting period as an increase to investment in subsidiary undertakings, with a corresponding credit to equity in the parent entity accounts.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.27	Provisions

Provisions for environmental restoration, restructuring costs and legal claims are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

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

2.28	Revenue recognition

(a)	Accounting policies applied by the Group has been modified according to the adoption of IFRS 15‘Revenue from Contracts with Customers’ from 1 January 2018 as follows:

(i)	Sales of petroleum and chemical products

The Group manufactures and sells petroleum and chemical products. Sales are recognized when control of the products has transferred, being when the products are delivered to and accepted by the customer. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred to the customer, and either the customer has accepted the products in accordance with the sales contract, or the Group has objective evidence that all criteria for acceptance have been satisfied. Advance from customers but goods not yet delivered is recorded as contract liabilities and is recognized as revenues when a customer obtains control over the relevant goods.

Revenue excludes value added tax and is after deduction of any estimated trade discounts.

(ii)	Rental income

Rental income from investment property is recognized in the income statement on a straight-line basis over the term of the lease.

(iii)	Overseas shipping services

The Group arranges overseas shipping services for the customer and revenue is recognized over time and based on the actual shipping service provided to the end of the reporting period as a proportion of the total services to be provided, because the customer receives and uses the benefits simultaneously. This is determined based on the actual passages of time (days) relative to the total expected shipping days.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.28	Revenue recognition (continued)

(b)	Accounting policies applied until 31 December 2017

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied, stated net of discounts and value added taxes. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below.

(i)	Sales of petroleum and chemical products

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

(ii)	Pipeline transportation services

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

(iii)	Rental income

Rental income from investment property is recognized in the income statement on a straight-line basis over the term of the lease.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.29	Interest income

Interest income from financial assets at FVPL is included in Other (losses)/gains - net, see Note 9 below. Interest income on financial assets at amortized cost and financial assets at FVOCI calculated using the effective interest method is recognized in the consolidated income statement as part of other income.

Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).

Interest income is presented as finance income where it is earned from financial assets that are held for cash management purposes, see Note 10 below.

2.30	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.31	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate.

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

For the year ended 31 December 2018

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

3	Changes in accounting policies

This note explains the impact of the adoption of IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers” on the Group’s financial statements and also discloses the new accounting policies that have been applied from 1 January 2018, where they are different to those applied in prior periods.

3.1	IFRS 9 “Financial Instruments”

IFRS 9, “Financial Instruments” was adopted by the Group using the modified retrospective approach. The reclassifications and the adjustments arising from the new impairment rules are therefore not reflected in the comparative information, but are recognized in the opening balance sheet on 1 January 2018.

Impact of adoption

On 1 January 2018 (the date of initial application of IFRS 9), the Group’s management has assessed which business models apply to the financial assets held by the Group and has classified its financial instruments into the appropriate IFRS 9 categories. The main effects resulting from this reclassification as at 1 January 2018 are as follows:

	FVOCI	Trade receivables	Bills receivable
	RMB’000	RMB’000	RMB’000
Closing balance 31 December 2017 – IAS 39	—	386,480	1,090,479
Reclassification from trade receivables and bills receivable to FVOCI (a)	1,399,997	(309,518)	(1,090,479)

Opening balance 1 January 2018 – IFRS 9	1,399,997	76,962	—

(a)	Reclassification from trade receivables and bills receivable to FVOCI

Certain trade receivables and bills receivable with contractual cash flows represent solely payments of principal and interest, were reclassified to FVOCI, as the Group’s business model is achieved both by collecting contractual cash flows and selling of these assets.

The fair value of these trade and bill receivables as at 1 January 2018 was approximately equivalent to the amortized cost for these assets. There was no impact on retained earnings as at 1 January 2018.

The total impact on the Group’s retained earnings as at 1 January 2018 is as follows:

RMB’000
Closing retained earnings 31 December 2017 - IAS 39	13,128,257
Adjustment to retained earnings from adoption of IFRS 9 on 1 January 2018	—

Opening retained earnings 1 January 2018 - IFRS 9	13,128,257

The Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis. In calculating the expected loss rates, the Group considers historical loss rates for each category of receivables and adjusts for forward looking macroeconomic data.

Accounting polices applied from 1 January 2018

Accounting policies applied by the Group from 1 January 2018 has been modified according to the adoption, please see Note 2.12 and Note 4.1 (b) for detail information.

3.2	IFRS 15 “Revenue from Contracts with Customers”

The Group has adopted IFRS 15, “Revenue from Contracts with Customers” by using the modified retrospective approach which means that the cumulative impact of the adoption (if any) will be recognized in retained earnings as at 1 January 2018 and that comparatives will not be restated.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

3	Changes in accounting policies (continued)

3.2	IFRS 15 “Revenue from Contracts with Customers” (continued)

Impact of adoption

The Group has adopted IFRS 15 Revenue from Contracts with Customers from 1 January 2018 which resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. In summary, the following adjustments were made to the amounts recognized in the balance sheet at the date of initial application (1 January 2018) and at the reporting date (31 December 2018):

	IAS 18 carrying amount 31 December 2017 RMB’000	Reclassification RMB’000	IFRS 15 carrying amount 1 January 2018 RMB’000
Advance from customers	470,865	(470,865)	—
Contract liabilities	—	470,865	470,865

	IAS 18 carrying amount 31 December 2018 RMB’000	Reclassification RMB’000	IFRS 15 carrying amount 31 December 2018 RMB’000
Advance from customers	446,702	(446,702)	—
Contract liabilities	—	446,702	446,702

The contract liabilities of the Group are advance for goods from customers. Revenue amounted to RMB 465,706 thousands has been recognized in the current year relates to carried – forward contract liabilities.

The Group is principally engaged in processing crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum product. The adoption of IFRS 15 does not change revenue recognition policy of aforementioned activities.

The application of IFRS 15 results in the identification of separate performance obligations in relation to shipping service derived from oversea trading sales of the Group which affects the timing of the recognition of revenue, from point in time to overtime. The identified effect of the revenue recognition, which is subject to the requirements of IFRS 15, was immaterial to the retained earnings as at 1 January 2018.

The Group does not introduce any customer loyalty programme which is likely to be affected by the IFRS 15.

The Group does not expect to have any contracts where the period between the transfer of the promised goods to the customer and payment by the customer exceeds one year. As a consequence, the Group does not adjust any of the transaction prices for the time value of money.

The Group has elected to apply the practical expedient that contract costs incurred related to contracts with an amortization period of less than one year have been expensed as incurred. The Group also applies the practical expedient in paragraph 121 of IFRS 15 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

Except for the reclassifications of contract liabilities, there is no other line items have been significantly affected by the application of IFRS 15 as compared to IAS 18, which was in effect before the adoption of IFRS 15.

Accounting polices applied from 1 January 2018

Accounting policies applied by the Group from 1 January 2018 has been modified according to the adoption, please see Note 2.28 for detail information.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

4	Financial risk management

4.1	Financial risk factors

The Group’s activities exposed it to a variety of financial risks: market risk (including foreign exchange risk, cash flow and fair value interest rate risk and commodity price risk), credit risk and liquidity risk. The Group’s overall risk management programmer focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

(a)	Market risk

(i)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Nevertheless the Group is exposed to foreign exchange risk arising from the recognized assets and liabilities (mainly trade payables), and future transactions denominated in foreign currencies, primarily with respect to US dollar. The Group’s finance department at its headquarter is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimize the foreign exchange risk. For the year ended 31 December 2018, the Group did not enter into any forward foreign exchange contracts apart from a subsidiary, China Jinshan Associated Trading Corporation, which uses forward foreign exchange contracts to mitigate its exposure to foreign exchange risk respect to US dollar. The forward contracts China Jinshan Associated Trading Corporation used are not designed as hedging instrument. For the year ended 31 December 2018, the Group also entered foreign exchange option contracts which would be matured in 6 months to mitigate its exposure to foreign exchange risk respect to US dollar. The option contracts the Group used are not designed as hedging instrument (2017 and 2016: the Group did not enter into any foreign exchange option contracts). As at 31 December 2018, the nominal amount of US dollar foreign exchange options were amounted to RMB 571,476 thousands (31 December 2017: the nominal amount of US dollar forward foreign exchange contracts were amounted to RMB 313,229 thousands).

As at 31 December 2018, if the foreign currencies had weakened/strengthened by 5% against RMB with all other variables held constant, the Group’s net profit for the year would have been RMB 30,713 thousands increased/decreased before considering the impact of forward and option contracts as a result of foreign exchange gains/losses on translation of foreign currencies denominated trade payables and borrowings (31 December 2017: RMB 25,101 thousands).

(ii)	Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from short-term interest bearing borrowings. Borrowings obtained at variable rates expose the Group to cash flow interest rate risk. Borrowings obtained at fixed rates expose the Group to fair value interest rate risk. The Group determines the relative proportions of its fixed rate and floating rate contracts depending on the prevailing market conditions. As at 31 December 2018, the Group’s short-term borrowings denominated with floating rates amounted to RMB 497,249 thousands, which represented 100 % of total borrowing balance (31 December 2017: RMB 606,157 thousands, representing 100% of total borrowing balance).

The Group’s finance department at its headquarter continuously monitors the interest rate position of the Group. Increases in interest rates will increase the cost of new borrowing and the interest expenses with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. The Group makes adjustments timely with reference to the latest market conditions and may enter into interest rate swap agreements to mitigate its exposure to interest rate risk. For the years ended 31 December 2018, 2017 and 2016, the Group did not enter into any interest rate swap agreements.

As at 31 December 2018, if interest rates on the floating rate borrowings had risen/fallen by 50 basis points while all other variables had been held constant, the Group’s net profit would have decreased/increased by approximately RMB 1,865 thousands (31 December 2017: RMB 2,273 thousands), mainly as a result of higher/lower interest expense on floating rate borrowings.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(a)	Market risk (continued)

(iii)	Commodity price risk

The Group principally engages in processing crude oil into synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. The selling price of petroleum products is periodically adjusted by government department based on the market price adjustment mechanism, and generally in connection with the crude oil price. The selling prices of synthetic fibers, resins and plastics and intermediate petrochemicals are market prices. The Group didn’t have any derivative financial instrument such as commodity futures and swaps, therefore the fluctuation of crude oil price could have significant impact on the Group.

(b)	Credit risk

(i)	Risk management

Credit risk is managed on group basis. It mainly arises from cash and cash equivalents, time deposits with banks, structured deposits, trade receivables, other receivables, bills receivable, etc.

Group expects that there is no significant credit risk associated with cash at bank (including time deposits and structured deposits) and bills receivable since they are deposits and bank acceptance bills at state-owned banks and other medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has policies to limit the credit exposure on trade receivables, other receivables and bills receivable. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The credit history of the customers is regularly monitored by the Group. In respect of customers with a poor credit history, the Group will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Group is limited to a controllable extent.

The Group considers the probability of default upon initial recognition of a financial asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period. To assess whether there is a significant increase in credit risk the Group compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forward-looking information. Especially the following indicators are incorporated:

•	internal credit rating;

•	external credit rating (as far as available);

•	actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtors’ ability to meet its obligations;

•	actual or expected significant changes in the operating results of the debtors;

•	significant increases in credit risk on other financial instruments of the same debtors;

•	significant changes in the value of the collateral supporting the obligation or in the quality of third-party guarantees or credit enhancements;

•	significant changes in the expected performance and behavior of the debtors, including changes in the payment status of debtors, etc.

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making a contractual payment.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(b)	Credit risk (continued)

(i)	Risk management (continued)

It has other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews regularly the recoverable amount of each individual trade receivables to ensure that adequate impairment losses are made for irrecoverable amounts. The Group has no significant concentrations of credit risk, with exposure spread over a large number of counterparties and costumers.

For other receivables, management makes periodic collective assessment as well as individual assessment on the recoverability of other receivables based on historical settlement records and forward-looking information. The management believe that there is no material credit risk inherent in the Group’s outstanding balance of other receivable.

(ii)	Impairment of financial assets

The Group has three types of financial assets that are subject to the expected credit loss model:

•	Trade receivables for sales of goods and from the providing services,

•	Other financial assets carried at amortised cost, and

•	Debt instruments carried at FVOCI

While cash and cash equivalents, time deposits with banks and bills receivable are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(b)	Credit risk (continued)

(ii)	Impairment of financial assets (continued)

Trade receivables

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables (including trade receivables with related parties and those carried at FVOCI).

To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due.

The expected credit loss rates are based on the payment profiles of sales over a period of 36 months before 31 December 2018 or 1 January 2018 respectively and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

Considering the increase of the identified impairment loss calculated under IFRS 9 was immaterial, the Group decided not to recognize the impact in the Group’s opening balance sheet on 1 January 2018. The other impact on adoption of IFRS 9 is set out in Note 3.1 above.

The closing loss allowances for trade receivables as at 31 December 2018 reconcile to the opening loss allowances as follows:

Trade receivables (including receivables from related parties) 2018 RMB’000
31 December 2017 – calculated under IAS 39	37
Amounts restated through opening retained earnings	—

Opening loss allowance as at 1 January 2018 – calculated under IFRS 9	37
Provision for loss allowance recognized in profit or loss	17

As at 31 December 2018	54

For the year ended 31 December 2018, the provision for loss allowance were recognized in profit or loss in net impairment losses on financial assets.

Impairment losses on trade receivables are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(b)	Credit risk (continued)

(ii)	Impairment of financial assets (continued)

Other financial assets at amortised cost

Other financial assets at amortized cost include other receivables.

As at 31 December 2018, the internal credit rating of other receivables were performing. The Group has assessed that the expected credit losses for these receivables are not material under the 12 months expected losses method.

The closing loss allowance provision for other receivables as at 31 December 2018 reconciles to the opening loss allowance provision as follows:

Other receivables (including receivables from related parties)
RMB’000
31 December 2017 – calculated under IAS 39	1,016
Amounts restated through opening retained earnings	—

Opening loss allowance as at 1 January 2018 – calculated under IFRS 9	1,016
Provision for loss allowance recognized in profit or loss	56
Reversal of previous impairment losses	(34)
Receivables written off during the year as uncollectible	(894)

As at 31 December 2018	144

Management considered the internal credit risk of other receivable including receivables from related parties were performing as they have a low risk of default and the counterparties have a strong capacity to meet its contractual cash flow obligations in the near term, and thus the impairment provision recognized during the period was limited to 12 months expected losses.

For year ended 31 December 2018, the reversal/provision for loss allowance were recognized in profit or loss in net impairment losses on financial assets in relation to the impaired other receivables.

Previous accounting policy for impairment of receivables

In the prior year, the impairment of trade receivables was assessed based on the incurred loss model. Individual receivables which were known to be uncollectible were written off by reducing the carrying amount directly. The other receivables were assessed collectively to determine whether there was objective evidence that an impairment had been incurred but not yet been identified. For these receivables the estimated impairment losses were recognized in a separate provision for impairment. The Group considered that there was evidence of impairment if any of the following indicators were present:

•	significant financial difficulties of the debtor

•	probability that the debtor will enter bankruptcy or financial reorganization, and

•	default or late payments (more than 30 days overdue)

Receivables for which an impairment provision was recognized were written off against the provision when there was no expectation of recovering additional cash.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(b)	Credit risk (continued)

Debt instruments carried at FVOCI

Debt instruments carried at FVOCI include trade receivables and bills receivable with a business model which is achieved both by collecting contractual cash flows and selling of these assets. The loss allowance for debt instruments is recognized in profit or loss and reduces the fair value loss otherwise recognized in OCI.

While bills receivable carried at FVOCI are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial. The above Note 4(b)(ii) provides the details about the loss allowance for trade receivables carried at FVOCI.

The loss allowance for financial assets at FVOCI as at 31 December 2017 reconciles to the opening loss allowance on 1 January 2018 and to the closing loss allowance as at 31 December 2018 as follows:

2018 RMB’000
31 December 2017 – calculated under IAS 39	—
Amounts restated through opening retained earnings	—

Opening loss allowance as at 1 January 2018 – calculated under IFRS 9	—
Increase in loss allowance recognized in profit or loss during the year	—

Closing loss allowance as at 31 December 2018	—

(iii)	Financial assets at fair value through profit or loss

The Group is also exposed to credit risk in relation to investments such as structured deposits and derivative financial instruments, which are measured at fair value through profit or loss. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(c)	Liquidity risk

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

The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and its ability to obtain adequate external financing to support its working capital and meet its debt obligation when they become due. As at 31 December 2018, the Group had credit facilities with several PRC financial institutions which provided the Group to draw down or to guarantee the issuance of the bills of lading to RMB 18,716,320 thousands, within which amounted to RMB 16,961,535 thousands were unused. The maturity dates of the unused facility amounted to RMB 3,710,000 thousands will be after 31 December 2019 as disclosed in Note 22(f). Management assessed that all the facilities could be renewed upon the expiration dates.

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. As at 31 December 2018, the Group held cash and cash equivalents of RMB 8,741,893 thousands (31 December 2017: RMB 7,504,266 thousands) (Note 22(b)) and trade receivables (including trade receivables with related parties and those carried at FVOCI) of RMB 3,181,196 thousands, that are expected to readily generate cash inflows for managing liquidity risk.

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(c)	Liquidity risk (continued)

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total
Contractual maturities of financial liabilities	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at 31 December 2018
Non-derivatives
Borrowings	501,435	—	—	—	501,435
Trade payables	2,922,998	—	—	—	2,922,998
Other payables	695,693	—	—	—	695,693
Amounts due to related parties	4,560,952	—	—	—	4,560,952

	8,681,078	—	—	—	8,681,078

Derivatives
Derivative financial instruments	11,005	—	—	—	11,005

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total
Contractual maturities of financial liabilities	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at 31 December 2017

Non-derivatives
Borrowings	606,157	—	—	—	606,157
Trade payables	1,908,457	—	—	—	1,908,457
Other payables	789,567	—	—	—	789,567
Amounts due to related parties	3,725,278	—	—	—	3,725,278

	7,029,459	—	—	—	7,029,459

Derivatives
Derivative financial instruments	1,516	—	—	—	1,516

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

4	Financial risk management (continued)

4.2	Capital management

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

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.

As cash and cash equivalents exceed total borrowings, which was resulted primarily from profitability, there was no net debt as at 31 December 2018 and 2017.

4.3	Fair value estimation

The table below analyses the Group’s financial instruments carried at fair value as at 31 December 2018 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

•

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

4	Financial risk management (continued)

4.3	Fair value estimation (continued)

Recurring fair value measurements As at 31 December 2018	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
Financial assets
Financial assets at fair value through other comprehensive income	—	1,672,431	—	1,672,431
Structured deposits	—	—	2,719,811	2,719,811
Foreign exchange options	—	7,468	—	7,468

	—	1,679,899	2,719,811	4,399,710

Financial liabilities
Foreign exchange options	—	11,005	—	11,005

Recurring fair value measurements As at 31 December 2017	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
Financial liabilities
Forward foreign exchange contracts	—	1,516	—	1,516

The Group uses discounted cash flow model with inputted interest rate, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits classified as Level 3 financial assets.

Financial assets and financial liabilities not measured at fair value mainly represent bills receivable, time deposits, trade receivables and other receivables, trade and other payables (except for the staff salaries and welfare payables and taxes payables) and borrowings. As at 31 December 2018, these financial assets are expected to be collected in one year or less and these financial liabilities are due within one year or less. As a result, the carrying amounts of these financial assets and liabilities not measured at fair value are a reasonable approximation of their fair value.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

5	Critical accounting estimates and assumptions

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

(a)	Net realizable value (“NRV”) of inventories

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

5	Critical accounting estimates and assumptions (continued)

(d)	Recognition of deferred tax assets

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

In making the assessment of whether it is probable the Group will realize or utilize the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilize the deferred tax assets recognized at 31 December 2018, the Group would need to generate future taxable income of at least RMB 476 million (31 December 2017: RMB 477 million). Based on estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income to utilize the deferred tax assets.

(e)	Expected credit loss for receivables

The impairment provisions for trade receivables and other receivables are based on assumptions about the expected loss rates. The Group uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s historical information, existing market conditions as well as forward looking estimates at the end of each reporting period. For details of the key assumptions and inputs used, see Note 2.12 and Note 4.1(b). Changes in these assumptions and estimates could materially affect the result of the assessment and may be necessary to make additional impairment charge to Net impairment losses on financial assets.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

6	Segment information

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

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise investments accounted for using the equity method, deferred income tax assets, cash and cash equivalents, time deposits, structured deposits, entrusted lending and incomes relating to these assets (such as share of profit of investments accounted for using equity method and interest income) and borrowings and interest expenses.

The Group principally operates in five operating segments: synthetic fibers, resins and plastics, intermediate petrochemicals, petroleum products and trading of petrochemical products. Synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products are produced through intermediate steps from the principal raw material of crude oil. The specific products of each segment are as follows:

(i)	The synthetic fibers segment produces primarily polyester, acrylic fibers and carbon fibers, which are mainly used in the textile and apparel industries.

(ii)

The resins and plastics segment produces primarily polyester chips, polyethylene resins, polypropylene resins and PVA granules. The polyester chips are used to produce polyester fibers, coating and containers. Polyethylene resins and plastics are used to produce insulated cable, mulching films and molded products such as housewares and toys. Polypropylene resins are used for films, sheets and molded products such as housewares, toys, consumer electronics and automobile parts.

(iii)

The intermediate petrochemicals segment primarily produces p-xylene, benzene and ethylene oxide. The intermediate petrochemicals produced by the Group are both served as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibers, and sold to external customers.

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

6	Segment information (continued)

	Synthetic fibers	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Other segments	Total
2016	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Total segment revenue	1,915,242	10,164,433	20,360,722	38,776,209	22,148,401	1,369,671	94,734,678
Inter - segment revenue	—	(91,673)	(11,248,718)	(3,514,487)	(1,551,453)	(485,441)	(16,891,772)

Revenue from external customers	1,915,242	10,072,760	9,112,004	35,261,722	20,596,948	884,230	77,842,906

Total gross (loss)/profit	(575,555)	1,822,347	1,968,610	3,842,640	153,002	(6,250)	7,204,794

	Synthetic fibers	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Other segments	Total
2017	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Total segment revenue	2,061,765	10,596,844	23,302,939	53,259,378	24,953,285	1,364,977	115,539,188
Inter - segment revenue	—	(123,824)	(12,949,321)	(8,737,935)	(1,240,250)	(525,443)	(23,576,773)

Revenue from external customers	2,061,765	10,473,020	10,353,618	44,521,443	23,713,035	839,534	91,962,415

Total gross (loss)/profit	(440,925)	1,539,196	2,378,581	3,147,627	162,801	32,759	6,820,039

	Synthetic fibers	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Other segments	Total
2018	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Total segment revenue	2,225,594	10,868,758	26,327,039	66,009,608	27,650,410	1,488,856	134,570,265
Inter - segment revenue	—	(138,481)	(13,923,959)	(11,037,010)	(1,090,056)	(691,852)	(26,881,358)

Revenue from external customers	2,225,594	10,730,277	12,403,080	54,972,598	26,560,354	797,004	107,688,907

Timing of revenue recognition
At a point in time	2,225,594	10,730,277	12,403,080	54,972,598	26,537,983	797,004	107,666,536
Over time	—	—	—	—	22,371	—	22,371

	2,225,594	10,730,277	12,403,080	54,972,598	26,560,354	797,004	107,688,907

Total gross (loss)/profit	(537,590)	1,081,206	2,135,060	2,936,678	149,236	9,916	5,774,506

	2016	2017	2018
	RMB’000	RMB’000	RMB’000
Segment result - Profit/(loss) from operations
Petroleum products	3,812,973	3,120,024	2,910,063
Resins and plastics	1,637,578	1,355,908	900,440
Intermediate petrochemicals	1,810,011	2,206,128	1,934,926
Trading of petrochemical products	51,168	60,583	104,900
Synthetic fibers	(608,891)	(475,266)	(573,503)
Others	75,017	134,496	308,286

Profit from operations	6,777,856	6,401,873	5,585,112
Net finance income	83,685	207,332	337,412
Share of profit of investments accounted for using the equity method	916,754	1,243,693	885,597

Profit before income tax	7,778,295	7,852,898	6,808,121

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

6	Segment information (continued)

Other profit and loss disclosures

	2016			2017			2018
	Depreciation and amortisation	Impairment loss	Inventory write down	Depreciation and amortisation	Impairment loss	Inventory write down	Depreciation and amortisation	Impairment loss	Inventory write- down
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Synthetic fibres	(137,153)	(185,096)	(38,750)	(79,658)	(49,107)	(38,287)	(68,428)	(47,937)	(35,945)
Resins and plastics	(120,641)	—	1,575	(163,618)	(9)	(5,177)	(139,447)	(9)	(19,219)
Intermediate petrochemicals	(525,698)	(14,351)	(642)	(538,435)	(50,210)	(4,487)	(575,025)	(34,695)	(8,630)
Petroleum products	(886,784)	(53,155)	—	(922,670)	(44)	(12,399)	(862,659)	(50)	(22,209)
Trading of petrochemical products	(176)	—	—	(171)	—	—	(111)	—	—
Others	(211,808)	(1,570)	(38,451)	(129,577)	(18,875)	(111)	(161,943)	—	—

	(1,882,260)	(254,172)	(76,268)	(1,834,129)	(118,245)	(60,461)	(1,807,613)	(82,691)	(86,003)

	As at 31 December
	2017	2018
	Total assets	Total assets
	RMB’000	RMB’000
Allocated assets
Synthetic fibres	1,101,836	1,114,911
Resins and plastics	2,184,706	1,924,863
Intermediate petrochemicals	5,122,226	4,176,850
Petroleum products	13,792,883	15,567,239
Trading of petrochemical products	1,229,927	1,807,433
Others	1,883,275	2,067,698

Allocated assets	25,314,853	26,658,994

Unallocated assets
Investments accounted for using the equity method	4,452,044	4,527,133
Cash and cash equivalents	7,504,266	8,741,893
Time deposits with financial institutions	2,000,000	1,500,000
Deferred income tax assets	119,307	119,075
Financial assets at fair value through profit or loss	—	2,727,279
Others	52,993	111,523

Unallocated assets	14,128,610	17,726,903

Total assets	39,443,463	44,385,897

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

6	Segment information (continued)

	As at 31 December
	2017	2018
	Total liabilities	Total liabilities
	RMB’000	RMB’000
Allocated liabilities
Synthetic fibers	461,706	427,005
Resins and plastics	1,209,940	1,404,499
Intermediate petrochemicals	1,330,601	1,767,232
Petroleum products	5,718,117	7,813,381
Trading of petrochemical products	1,521,818	1,923,373
Others	79,584	79,712

Allocated liabilities	10,321,766	13,415,202

Unallocated liabilities

Borrowings	606,157	497,249
Financial liabilities at fair value through profit or loss	—	11,005

Unallocated liabilities	606,157	508,254

Total liabilities	10,927,923	13,923,456

	2016	2017	2018
	RMB’000	RMB’000	RMB’000
Additions to property, plant and equipment, construction in progress, lease prepayments and other non-current assets

Synthetic fibres	106,872	130,908	124,188
Resins and plastics	169,330	156,189	112,638
Intermediate petrochemicals	261,291	525,828	246,857
Petroleum products	740,520	1,076,212	806,833
Others	36,965	20,738	98,737

	1,314,978	1,909,875	1,389,253

Entity-wide information

The Group’s revenue from external customers are mainly within Mainland China in 2018 ,2017 and 2016. As at 31 December 2017 and 31 December 2018, assets are also mainly within Mainland China.

Revenue of approximate RMB 42,492,816 thousands (2017: RMB 39,804,025 thousands, 2016: RMB 31,796,065 thousands) are derived from a single customer. These revenues are attributable to the Petroleum products and Others segments.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

7	Other operating income

	2016	2017	2018
	RMB’000	RMB’000	RMB’000
Government grants (i)	144,631	65,703	116,330
Rental income from investment property (Note 17)	46,164	46,700	76,001
Others	6,511	6,607	10,286

	197,306	119,010	202,617

(i)	Government grants

Grants related to R&D, other tax refund and subsidies of RMB 115,893 thousands (2017: RMB 65,266 thousands, 2016: RMB 144,631 thousands) are included in the government grants line item. There are no unfulfilled conditions or other contingencies attaching to these grants. The Group did not benefit directly from any other forms of government assistance.

Deferral and presentation of government grants

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets. See Note 24 for further details. For the year ended 31 December 2018, RMB 437 thousands were included in the government grants line item(2017: RMB 437 thousands, 2016: Nil).

8	Other operating expenses

	2016	2017	2018
	RMB’000	RMB’000	RMB’000
Cost related to lease of investment properties	(13,904)	(13,738)	(19,367)
Others	(10,371)	(7,641)	(13,181)

	(24,275)	(21,379)	(32,548)

9	Other (losses)/gains – net

	2,016	2017	2018
	RMB’000	RMB’000	RMB’000
Net (losses)/gains on disposal of property, plant and equipment (i)	(42,031)	(13,017)	172,508
(Losses)/gains from structured deposits	—	—	19,811
Net gains on settlement of forward foreign exchange contracts	—	—	12,109
Net gains on settlement of foreign exchange option contracts	—	—	4,431
Gains from disposal of subsidiary	—	—	1,622
Fair value losses on foreign exchange option and forward exchange contracts	—	(1,516)	(2,021)
Net foreign exchange gains/(losses)	(11,851)	23,656	(31,770)
Gains from disposal of joint venture	—	10,339	—

	(53,882)	19,462	176,690

(i)	The gains on disposal of buildings of Zhejiang Jin Yong Acrylic Fiber Company Limited (“Jinyong”) in 2018 were amounted to RMB 197,138 thousands.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

10	Finance income and expenses

	2016 RMB’000	2017 RMB’000	2018 RMB’000
Interest income	133,484	268,379	443,661
Net foreign exchange gain	3,818	—	—

Finance income	137,302	268,379	443,661

Interest on bank and other borrowings	(56,080)	(55,188)	(84,425)
Less: amounts capitalized on qualifying assets	2,463	804	5,179

Net interest expense	(53,617)	(54,384)	(79,246)
Net foreign exchange loss	—	(6,663)	(27,003)

Finance expenses	(53,617)	(61,047)	(106,249)

Finance income - net	83,685	207,332	337,412

11	Expense by nature

	2016 RMB’000	2017 RMB’000	2018 RMB’000
Cost of raw material	31,922,984	42,075,096	56,601,977
Cost of trading products	20,423,854	23,531,983	26,392,366
Employee benefit expenses (Note 12)	2,487,534	2,752,996	2,888,572
Depreciation and amortization (Note 15, 16, 17)	1,882,260	1,834,129	1,807,613
Repairs and maintenance expenses	1,192,203	1,136,379	1,265,919
Transportation costs	323,678	306,654	326,553
Sales commissions (Note 28)	100,221	116,616	139,954
Leasing expenses	73,852	79,438	96,520
Inventory write-down (Note 21)	76,268	60,461	86,003
Impairment loss (Note 16,18)	254,172	118,245	82,652
Auditors’ remuneration - audit services	7,800	7,800	7,800
Change of goods in process and finished goods	(731,944)	(58,784)	(277,403)
Other expenses	1,264,879	972,534	956,565

Total cost of sales, selling and administrative expenses	59,277,761	72,933,547	90,375,091

12	Employee benefit expenses

	2016 RMB’000	2017 RMB’000	2018 RMB’000
Wages and salaries	1,666,806	1,769,535	1,814,991
Social welfare costs	640,710	622,854	712,556
Others	162,014	349,331	374,029
Share-based payments granted to directors and employees (Note 26,27)	18,004	11,276	(13,004)

Total employee benefit expense	2,487,534	2,752,996	2,888,572

(i)	Five highest paid individuals

For the years ended 31 December 2016, 2017 and 2018, all 5 individuals with the highest emoluments are directors and supervisors whose emoluments are disclosed in Note 34(i).

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

13	Income tax

	2016	2017	2018
	RMB’000	RMB’000	RMB’000
- Current income tax	1,828,868	1,714,955	1,471,671
- Deferred taxation	(32,046)	(16,216)	232

Income tax expense	1,796,822	1,698,739	1,471,903

A reconciliation of the expected income tax calculated at the applicable tax rate and total profit, with the actual income tax is as follows:

	2016	2017	2018
	RMB’000	RMB’000	RMB’000
Profit before income tax	7,778,295	7,852,898	6,808,121

Expected PRC income tax at the statutory tax rate of 25%	1,944,574	1,963,225	1,702,032
Tax effect of share of profit of investments accounted for using the equity method	(225,813)	(307,547)	(218,024)
Tax effect of other non-taxable income	(16,610)	(8,733)	(17,270)
Tax effect of non-deductible loss, expenses and costs	23,578	7,268	20,123
True up for final settlement of enterprise income taxes in respect of previous years	32,457	(15,121)	12,678
Tax losses for which no deferred income tax asset was recognized	25,219	60,832	10,017
Utilization of previously unrecognized tax losses	(58)	(1,185)	(37,653)
Temporary differences for which no deferred income tax asset was recognized in current year	13,511	—	—
Utilisation of previously unrecognized temporary differences	(36)	—	—

Actual income tax	1,796,822	1,698,739	1,471,903

The provision for PRC income tax is calculated at the rate of 25% (2017 and 2016: 25%) on the estimated taxable income of the year ended 31 December 2018 determined in accordance with relevant income tax rules and regulations. The Group did not carry out business overseas and therefore does not incur overseas income taxes.

(i)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2017	2018
	RMB’000	RMB’000
Deferred tax assets:
– Deferred tax asset to be recovered after more than 12 months	87,341	72,875
– Deferred tax asset to be recovered within 12 months	37,053	50,049

	124,394	122,924

Deferred tax liabilities:
– Deferred tax liabilities to be recovered after more than 12 months	(3,574)	(2,611)
– Deferred tax liabilities to be recovered within 12 months	(1,513)	(1,238)

	(5,087)	(3,849)

Deferred tax assets - net	119,307	119,075

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

13	Income tax (continued)

(ii)	Movements in deferred tax assets and liabilities are as follows:

	Balance as at 1 January 2017	Recognized in income statement	Balance as at 31 December 2017
	RMB’000	RMB’000	RMB’000
Deferred tax assets
Impairment for bad and doubtful debts and provision for inventories	20,873	3,634	24,507
Provision for impairment losses in fixed assets	173,776	29,212	202,988
Difference in depreciation	(99,076)	(16,419)	(115,495)
Share-based payments	10,176	(6,360)	3,816
Others	3,942	4,636	8,578

	109,691	14,703	124,394

Deferred tax liabilities
Capitalization of borrowing costs and others	(6,600)	1,513	(5,087)

Deferred tax assets - net	103,091	16,216	119,307

	Balance as at 1 January 2018	Recognized in income statement	Balance as at 31 December 2018
	RMB’000	RMB’000	RMB’000
Deferred tax assets
Impairment for bad and doubtful debts and provision for inventories	24,507	15,099	39,606
Provision for impairment losses in fixed assets and construction in progress	202,988	16,622	219,610
Difference in depreciation	(115,495)	(30,214)	(145,709)
Share-based payments	3,816	(3,816)	—
Others	8,578	839	9,417

	124,394	(1,470)	122,924

Deferred tax liabilities
Capitalization of borrowing costs and others	(5,087)	1,238	(3,849)

Deferred tax assets - net	119,307	(232)	119,075

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

13	Income tax (continued)

(iii)	Deferred tax assets not recognized

As at 31 December 2018, certain subsidiaries of the Company did not recognize the deferred tax assets in respect of the impairment losses on property, plant and equipment amounting to RMB 29,969 thousands (31 December 2017: RMB 486,592 thousands), because it was not probable that the related tax benefit would be realized.

As at 31 December 2018, certain subsidiaries of the Company did not recognize the deferred tax assets in respect of unused tax losses of RMB 89,713 thousands (31 December 2017: RMB 607,753 thousands) carried forward for PRC income tax purpose because it was not probable that the related tax benefit would be realized.

Tax losses carried forward that are not recognized as deferred tax assets will expire in the following years:

	2017	2018
	RMB’000	RMB’000
2018	63,733	—
2019	70,723	6,132
2020	140,591	17,945
2021	89,376	12,880
2022	243,330	12,687
2023	—	40,069

	607,753	89,713

14	Earnings per share

(a)	Basic

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year.

	2016	2017	2018
	RMB’000	RMB’000	RMB’000
Net profit attributable to owners of the Company	5,968,466	6,143,222	5,336,331

Weighted average number of ordinary shares in issue (thousands of shares)	10,800,000	10,803,690	10,823,497

Basic earnings per share (RMB per share)	RMB 0.553	RMB 0.569	RMB 0.493

Basic earnings per ADS(RMB per ADS)	RMB 55.264	RMB 56.862	RMB 49.303

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

14	Earnings per share (continued)

(b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

As at 31 December 2017, The Company has dilutive potential ordinary shares from share options. The number of shares that would have been issued assuming the exercise of the share options less the number of shares that could have been issued at fair value (determined as the average market price per the Company’s A share for year ended 31 December 2017) for the same total proceeds is the number of shares issued for no consideration. The resulting number of shares issued for no consideration is included in the weighted average number of ordinary shares as the denominator for calculating diluted earnings per share. As at 31 December 2018, there was no potential dilutive ordinary share from share options due to the forfeit of the third tranche of share option incentive scheme.

The calculation of the diluted earnings per share for the years ended 31 December 2016, 2017 and 2018 was shown as:

	2016	2017	2018
	RMB’000	RMB’000	RMB’000
Earnings
Profit attributable to owners of the Company	5,968,466	6,143,222	5,336,331

Weighted average number of ordinary shares in issue (thousands of shares)	10,800,000	10,803,690	10,823,497
Adjustments for share options granted (thousands of shares)	8,632	6,179	—

Weighted average number of ordinary shares for diluted earnings per share (thousands of shares)	10,808,632	10,809,869	10,823,497

Diluted earnings per share (RMB per share)	RMB 0.552	RMB 0.568	RMB 0.493

Diluted earnings per ADS (RMB per ADS)(i)	RMB 55.219	RMB 56.830	RMB 49.303

(i)	ADSs” are references to our American Depositary Shares, which are listed and traded on the New York Stock Exchange. Each ADS represents 100 H Shares.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

15	Lease prepayments and other non-current assets

	Land use rights RMB’000	Other Intangible assets RMB’000	Long-term prepaid expense RMB’000	Total RMB’000

As at 1 January 2017
Cost	708,972	81,085	299,341	1,089,398
Accumulated amortization	(329,268)	(54,674)	—	(383,942)

Net book amount	379,704	26,411	299,341	705,456

Year ended 31 December 2017
Opening net book amount	379,704	26,411	299,341	705,456
Additions	—	—	491,288	491,288
Charge for the year	(14,598)	(2,922)	(228,115)	(245,635)
Reclassified to prepayments	—	—	(212,926)	(212,926)
Transferred from property, plant and equipment (Note 16)	9,066	—	—	9,066

Closing net book amount	374,172	23,489	349,588	747,249

As at 31 December 2017
Cost	725,152	81,085	349,588	1,155,825
Accumulated amortization	(350,980)	(57,596)	—	(408,576)

Net book amount	374,172	23,489	349,588	747,249

Year ended 31 December 2018
Opening net book amount	374,172	23,489	349,588	747,249
Additions	—	3,008	374,519	377,527
Charge for the year	(14,815)	(5,929)	(221,418)	(242,162)
Transferred to assets classified as held for sale (Note 23)	(24,331)	—	—	(24,331)

Closing net book amount	335,026	20,568	502,689	858,283

As at 31 December 2018
Cost	700,821	84,093	502,689	1,287,603
Accumulated amortization	(365,795)	(63,525)	—	(429,320)

Net book amount	335,026	20,568	502,689	858,283

For the year ended 31 December 2018, the amortization of RMB 242,162 thousands (2017: RMB 245,635 thousands, 2016: RMB 244,157 thousands) has been charged in cost of sales.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

16	Property, plant and equipment

	Buildings RMB’000	Plant and machinery RMB’000	Vehicles and other equipment RMB’000	Total RMB’000
As at 1 January 2017
Cost	3,841,570	41,025,426	1,924,313	46,791,309
Accumulated depreciation	(2,303,278)	(28,330,684)	(1,511,509)	(32,145,471)
Impairment loss	(279,099)	(831,225)	(61,227)	(1,171,551)

Net book amount	1,259,193	11,863,517	351,577	13,474,287

Year ended 31 December 2017
Opening net book amount	1,259,193	11,863,517	351,577	13,474,287
Additions	—	1,231	1,694	2,925
Disposals	(736)	(14,029)	(1,659)	(16,424)
Reclassification	(22,337)	20,519	1,818	—
Transferred from construction in progress (Note 18)	3,631	1,085,101	43,484	1,132,216
Transferred to investment property (Note 17)	(24,489)	—	—	(24,489)
Transferred to lease prepayments and other non-current assets (Note 15)	(9,066)	—	—	(9,066)
Charge for the year	(83,803)	(1,423,511)	(67,528)	(1,574,842)
Impairment loss	—	(118,179)	—	(118,179)

Closing net book amount	1,122,393	11,414,649	329,386	12,866,428

As at 31 December 2017
Cost	3,641,220	41,661,819	1,907,177	47,210,216
Accumulated depreciation	(2,239,728)	(29,299,129)	(1,516,564)	(33,055,421)
Impairment loss	(279,099)	(948,041)	(61,227)	(1,288,367)

Net book amount	1,122,393	11,414,649	329,386	12,866,428

Year ended 31 December 2018
Opening net book amount	1,122,393	11,414,649	329,386	12,866,428
Additions	—	58,906	25,602	84,508
Disposals	(10,069)	(25,141)	(2,404)	(37,614)
Disposal of subsidiaries	—	—	(2,291)	(2,291)
Reclassification	775	(13,904)	13,129	—
Transferred from construction in progress (Note 18)	7,260	309,346	28,329	344,935
Charge for the year	(87,129)	(1,398,681)	(65,114)	(1,550,924)
Impairment loss	—	(58,652)	—	(58,652)

Closing net book amount	1,033,230	10,286,523	326,637	11,646,390

As at 31 December 2018
Cost	3,229,642	41,007,229	1,785,889	46,022,760
Accumulated depreciation	(2,142,540)	(29,905,377)	(1,451,131)	(33,499,048)
Impairment loss	(53,872)	(815,329)	(8,121)	(877,322)

Net book amount	1,033,230	10,286,523	326,637	11,646,390

For the year ended 31 December 2018, the amount of depreciation expense charged to cost of sales and selling and administrative expense were RMB 1,541,799 thousands and RMB 9,125 thousands, respectively (2017: RMB 1,565,465 thousands and RMB 9,377 thousands, respectively; 2016: RMB 1,616,117 thousands and 8,430 thousands, respectively).

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

16	Property, plant and equipment (continued)

For the year ended 31 December 2018, the Group made impairment provision of RMB 58,652 thousands against these property, plant and equipment with schemes of technology upgrades and replacement in the coming years (2017: RMB 118,179 thousands, 2016: RMB 254,242 thousands).

17	Investment properties

RMB’000
As at 1 January 2017
Cost	540,493
Accumulated depreciation	(160,064)

Net book amount	380,429

Year ended 31 December 2017
Opening net book amount	380,429
Transferred from property, plant and equipment (Note 16)	24,489
Charge for the year	(13,652)

Closing net book amount	391,266

As at 31 December 2017
Cost	594,135
Accumulated depreciation	(202,869)

Net book amount	391,266

Year ended 31 December 2018
Opening net book amount	391,266
Charge for the year	(14,527)

Closing net book amount	376,739

As at 31 December 2018
Cost	594,135
Accumulated depreciation	(217,396)

Net book amount	376,739

As at 31 December 2018, the Group had no contractual obligations for future repairs and maintenance (31 December 2017: Nil).

Investment properties represent certain floors of an office building leased to other entities including related parties.

The fair value of the investment properties of the Group as at 31 December 2018 was estimated by the directors to be approximately RMB 1,436,852 thousands by reference to market values of similar properties in the nearby area (31 December 2017: RMB 1,332,452 thousands). This fair value estimation was at level 3 of fair value hierarchy by using market observable inputs. The investment properties have not been valued by external independent appraisers.

Rental income of RMB 76,001 thousands was recognized by the Group for the year ended 31 December 2018 (2017: RMB 46,700 thousands, 2016: RMB 46,164 thousands).

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

18	Construction in progress

	2017	2018
	RMB’000	RMB’000
As at 1 January	717,672	1,001,118
Additions	1,415,662	927,218
Transferred to property plant and equipment (Note 16)	(1,132,216)	(344,935)
Impairment loss	—	(24,000)

As at 31 December	1,001,118	1,559,401

As at 31 December 2018, the impairment loss in construction in progress were RMB 34,175 thousands (31 December 2017: RMB 10,175 thousands).

For the year ended 31 December 2018, the Group capitalized borrowing costs amounting to RMB 5,179 thousands (2017: RMB 804 thousands, 2016: RMB 2,463 thousands) on qualifying assets. Borrowing costs were capitalized at the weighted average rate of its general borrowings of 3.63% (2017: 2.93%, 2016: 3.03%).

19	Subsidiaries

The following list contains the particulars of major subsidiaries of the Group, all of which are limited companies established and operated in the PRC.

Company	Registered capital ’000	Percentage of equity directly held by the Company %	Percentage of equity held by the Group %	Percentage of equity held by non- controlling interests %	Principal activities
As at 31 December 2018
Shanghai Petrochemical Investment Development Company Limited	RMB 1,000,000	100.00	100.00	—	Investment management
China Jinshan Associated Trading Corporation	RMB 25,000	67.33	67.33	32.67	Import and export of petrochemical products and equipment
Shanghai Jinchang Engineering Plastics Company Limited	USD 9,154	—	74.25	25.75	Production of polypropylene compound products
Shanghai Golden Phillips Petrochemical Company Limited (a)	USD 50,000	—	100.00	—	Production of polyethylene products
Zhejiang Jin Yong Acrylic Fibre Company Limited	RMB 250,000	75.00	75.00	25.00	Production of acrylic fibre products
Shanghai Jinshan Trading Corporation	RMB 100,000	—	67.33	32.67	Import and export of petrochemical products

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

19	Subsidiaries (continued)

Company	Registered capital ’000	Percentage of equity directly held by the Company %	Percentage of equity held by the Group %	Percentage of equity held by non- controlling interests %	Principal activities
As at 31 December 2017
Shanghai Petrochemical Investment Development Company Limited	RMB 1,000,000	100.00	100.00	—	Investment management
China Jinshan Associated Trading Corporation	RMB 25,000	67.33	67.33	32.67	Import and export of petrochemical products and equipment
Shanghai Jinchang Engineering Plastics Company Limited	USD 9,154	—	74.25	25.75	Production of polypropylene compound products
Shanghai Golden Phillips Petrochemical Company Limited (a)	USD 50,000	—	60.00	40.00	Production of polyethylene products
Zhejiang Jin Yong Acrylic Fibre Company Limited	RMB 250,000	75.00	75.00	25.00	Production of acrylic fibre products
Shanghai Golden Conti Petrochemical Company Limited (b)	RMB 545,776	—	100.00	—	Production of petrochemical products
Shanghai Jinshan Trading Corporation	RMB 100,000	—	67.33	32.67	Import and export of petrochemical products

The total comprehensive loss attributable to non-controlling interests for the year ended 31 December 2018 is RMB 113 thousands (2017: comprehensive income amounted RMB 10,937 thousands, 2016: comprehensive income amounted RMB 13,007 thousands).

(a)

In July 2018, the Company’s subsidiary, Shanghai Petrochemical Investment Development Company Limited (“Toufa”), reached an agreement with the other investor, Philips Petroleum International Investment Company(“Philips Petroleum”), to acquire remaining 40% share from Philips Petroleum in Shanghai Golden Phillips Petrochemical Company Limited (“Golden Phillips”) , at a cash consideration of RMB 152,800 thousands. The transaction was approved and completed in October 2018. Upon completion, Golden Phillips became a wholly owned subsidiary of Toufa.

2018 RMB’000
Carrying amount of non-controlling interests acquired	162,359
Consideration paid to non-controlling interests	(152,800)

Share premium recognized in the transactions with non-controlling interests within equity – other reserves	9,559

(b)

In 2018, the Company’s subsidiary, Shanghai Golden Conti Petrochemical Company Limited (“Jindi”), was absorbed by its parent company, Toufa. As at 31 December 2018, Jindi has terminated the business and tax registration.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

20	Investments accounted for using the equity method

The amounts recognized in the balance sheet are as follows:

	As at 31 December
	2017	2018
	RMB’000	RMB’000
Associates
-Share of net assets	4,239,795	4,297,265

Joint ventures
-Share of net assets	212,249	229,868

	4,452,044	4,527,133

The amounts recognized in the share of profit of investments accounted for using the equity method are as follows:

	2017	2018
	RMB’000	RMB’000
Associates	1,200,141	839,425
Joint ventures	43,552	46,172

	1,243,693	885,597

Investment in associates

	2017	2018
	RMB’000	RMB’000
As at 1 January	3,498,097	4,239,795
Share of profit	1,200,141	839,425
Other comprehensive loss	(810)	(7,014)
Cash dividends distribution	(457,633)	(774,941)

As at 31 December	4,239,795	4,297,265

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

20	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Set out below are the material associates of the Group as at 31 December 2018. The associates as listed below have share capital consisting solely of ordinary shares, which are held directly by the Group; the country of incorporation or registration is also their principal place of business.

Principal activities of material associates as at 31 December 2018 and 2017.

Name of entity	Place of business/country of incorporation	% of ownership interest	Principal activities	Measurement method

Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”)	PRC	20	Manufacturing and distribution of chemical products	Equity
Shanghai Chemical Industry Park Development Company Limited (“Chemical Industry”)	PRC	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC	Equity

Shanghai Jinsen Hydrocarbon Resins Company Limited (“Jinsen”)	PRC	40	Production of resins products	Equity
Shanghai Azbil Automation Company Limited (“Azbil”)	PRC	40	Service and maintenance of building automation systems and products	Equity

Shanghai Secco, Chemical Industry, Jinsen and Azbil are private companies and there are no quoted market prices available for their shares.

There are no contingent liabilities relating to the Group’s interest in the associates.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

20	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Summarized financial information for material associates

Set out below are the summarized financial information for the above associates.

Summarized balance sheet for material associates

As at 31 December 2017	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000
Current
- Current assets	11,601,793	3,615,350	105,178	168,675
- Current liabilities	(4,173,984)	(1,358,611)	(12,618)	(51,729)
Non-current
- Non-current assets	5,842,119	3,098,107	73,623	2,829
- Non-current liabilities	—	(690,497)	—	—

Net Assets	13,269,928	4,664,349	166,183	119,775

As at 31 December 2018	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Current
- Current assets	9,537,354	3,785,819	100,065	189,514
- Current liabilities	(2,232,583)	(1,433,001)	(14,855)	(68,106)
Non-current
- Non-current assets	5,517,999	3,219,257	68,128	2,586
- Non-current liabilities	—	(514,254)	—	—

Net Assets	12,822,770	5,057,821	153,338	123,994

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

20	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Summarized statement of comprehensive income for material associates

2016	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Revenue	23,969,408	2,471,027	167,956	180,108
Post-tax profit/(loss) from continuing operations	3,753,476	513,804	(16,394)	16,278
Other comprehensive income	—	47,603	—	—

Total comprehensive income/(loss)	3,753,476	561,407	(16,394)	16,278

Dividends declared by associate	2,451,000	45,000	7,340	18,000

2017	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Revenue	29,186,371	2,664,866	193,007	234,852
Post-tax profit/(loss) from continuing operations	5,179,254	407,709	(17,069)	26,182
Other comprehensive loss	—	(2,116)	—	—

Total comprehensive income/(loss)	5,179,254	405,593	(17,069)	26,182

Dividends declared by associate	2,105,600	53,001	—	17,000

2018	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Revenue	26,319,957	1,880,004	208,901	255,554
Post-tax profit/(loss) from continuing operations	3,228,682	472,804	(12,845)	30,119
Other comprehensive loss	—	(18,331)	—	—

Total comprehensive income/(loss)	3,228,682	454,473	(12,845)	30,119

Dividends declared by associate	3,675,840	61,001	—	25,900

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

20	Investments accounted for using the equity method (continued)

Investment in associates (continued)

The information above reflects the amounts presented in the financial statements of the associates (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the associates.

Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of its interest in material associates

2017	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000

Opening net assets 1 January	10,196,274	4,311,757	183,252	110,593
Profit/(loss) for the year	5,179,254	407,709	(17,069)	26,182
Other comprehensive loss	—	(2,116)	—	—
Declared dividends	(2,105,600)	(53,001)	—	(17,000)

Closing net assets	13,269,928	4,664,349	166,183	119,775

% of ownership interest	20%	38.26%	40.00%	40.00%
Interest in associates	2,653,987	1,784,580	66,473	47,910
Unrealized upstream and downstream transaction	(9,512)	—	—	—
Unentitled portion (Note a)	—	(348,346)	—	—

Carrying value	2,644,475	1,436,234	66,473	47,910

2018	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000
Opening net assets 1 January	13,269,928	4,664,349	166,183	119,775
Profit/(loss) for the year	3,228,682	472,804	(12,845)	30,119
Other comprehensive loss	—	(18,331)	—	—
Declared dividends	(3,675,840)	(61,001)	—	(25,900)

Closing net assets	12,822,770	5,057,821	153,338	123,994

% of ownership interest	20.00%	38.26%	40.00%	40.00%
Interest in associates	2,564,556	1,935,122	61,335	49,598
Unrealized upstream and downstream transaction	(9,512)	—	—	—
Unentitled portion (Note a)	—	(348,346)	—	—

Carrying value	2,555,044	1,586,776	61,335	49,598

Note a: Unentitled portion represented the earnings from sales of the lands injected by Government in Chemical Industry cannot be shared by other shareholders.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

20	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Summarized financial information for other associates

	2017	2018
	RMB’000	RMB’000
Aggregate carrying value of investments at 31 December	44,703	44,512
Aggregate amounts of the group’s share of:
Profit for the year	5,933	5,884
Total comprehensive income	5,933	5,884

Investment in joint ventures

	2017	2018
	RMB’000	RMB’000
As at 1 January	190,697	212,249
Investment addition	—	7,979
Share of profit	43,552	46,172
Cash dividends distribution	(22,000)	(36,532)

As at 31 December	212,249	229,868

The joint venture listed below has share capital consisting solely of ordinary shares, which is held directly by the Group.

As at 31 December 2018	Place of business/country of incorporation	% of ownership interest	Principal activities	Measurement method

BOC	PRC	50	Production and sales of industrial gases	Equity
Shanghai Petrochemical Pressure Vessel Testing Center(“JYJC”)	PRC	50	Provide inspection and testing service	Equity
Shanghai Petrochemical Yangu Gas Development Company Limited (“Yangu Gas”)	PRC	50	Production and sales of industrial gases	Equity

As at 31 December 2017	Place of business/country of incorporation	% of ownership interest	Principal activities	Measurement method

BOC	PRC	50	Production and sales of industrial gases	Equity
Shanghai Petrochemical Yangu Gas Development Company Limited (“Yangu Gas”)	PRC	50	Production and sales of industrial gases	Equity

BOC, JYJC and Yangu Gas are private companies and there are no quoted market prices available for their shares.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

20	Investments accounted for using the equity method (continued)

Investment in joint ventures (continued)

Summarized financial information for joint ventures

Set out below are the summarized financial information for joint ventures which are accounted for using the equity method.

Summarized balance sheet for joint ventures

As at 31 December 2017	BOC RMB’000	Yangu Gas RMB’000

Current
Cash and cash equivalents	81,288	37,541
Other current assets (excluding cash)	66,756	14,712

Total current assets	148,044	52,253

Financial liabilities	—	—
Other current liabilities	(40,291)	(5,868)

Total current liabilities	(40,291)	(5,868)

Non-current
Total non-current assets	241,323	53,556
Total non-current liabilities	—	—

Net assets	349,076	99,941

As at 31 December 2018	BOC RMB’000	JYJC RMB’000	Yangu Gas RMB’000

Current
Cash and cash equivalents	137,505	8,086	42,415
Other current assets (excluding cash)	68,454	11,441	14,164

Total current assets	205,959	19,527	56,579

Financial liabilities	—	—	—
Other current liabilities	(41,962)	(4,607)	(3,745)

Total current liabilities	(41,962)	(4,607)	(3,745)

Non-current
Total non-current assets	198,555	2,357	44,589
Total non-current liabilities	—	—	—

Net assets	362,552	17,277	97,423

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

20	Investments accounted for using the equity method (continued)

Investment in joint ventures (continued)

Summarized statement of comprehensive income for joint ventures

2016	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000

Revenue	370,171	31,794	59,904
Depreciation and amortization	(45,317)	(8,463)	(11,612)
Interest income	354	6	246
Interest expense	(927)	(775)	—
Profit/(loss) from continuing operations	66,855	(82,690)	(2,651)
Income tax expense	(16,370)	—	—
Post-tax profit/(loss) from continuing operations	50,485	(82,690)	(2,651)
Other comprehensive income	—	—	—

Total comprehensive income/(loss)	50,485	(82,690)	(2,651)

Dividends declared by joint venture	66,250	—	1,200

2017	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000

Revenue	410,254	13,848	59,883
Depreciation and amortization	(45,680)	(7,452)	(9,829)
Interest income	503	—	360
Interest expense	(190)	(533)	—
Profit/(loss) from continuing operations	108,072	(6,605)	(1,172)
Income tax expense	(26,803)	—	—
Post-tax profit/(loss) from continuing operations	81,269	(6,605)	(1,172)
Other comprehensive income	—	—	—

Total comprehensive income/(loss)	81,269	(6,605)	(1,172)

Dividends declared by joint venture	44,000	—	—

2018	BOC RMB’000	JYJC RMB’000	Yangu Gas RMB’000

Revenue	423,160	21,542	58,679
Depreciation and amortization	(46,456)	—	(2,245)
Interest income	1,154	27	541
Interest expense	—	—	—
Profit/(loss) from continuing operations	114,275	1,833	(2,518)
Income tax expense	(27,799)	(450)	—
Post-tax profit/(loss) from continuing operations	86,476	1,383	(2,518)
Other comprehensive income	—	—	—

Total comprehensive income/(loss)	86,476	1,383	(2,518)

Dividends declared by joint venture	73,000	64	—

The information above reflects the amounts presented in the financial statements of the joint ventures (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the joint ventures.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

20	Investments accounted for using the equity method (continued)

Investment in joint ventures (continued)

Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of its interest in material joint ventures

2017	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000

Opening net assets 1 January	311,807	(2,727)	101,113
Profit/(loss) for the year	81,269	(6,605)	(1,172)
Other comprehensive income	—	—	—
Declared dividends	(44,000)	—	—

Closing net assets/(deficit) (a)	349,076	(9,332)	99,941
% of ownership interest	50.00%	—	50.00%
Interest in joint ventures	174,538	—	49,972
Unrealized downstream transactions	(12,261)	—	—

Carrying value	162,277	—	49,972

2018	BOC RMB’000	JYJC RMB’000	Yangu Gas RMB’000

Opening net assets 1 January	349,076	—	99,941
Net assets as at 31 March	—	15,958	—
Profit/(loss) for the year	86,476	1,383	(2,518)
Other comprehensive income	—	—	—
Declared dividends	(73,000)	(64)	—

Closing net assets (b)	362,552	17,277	97,423
% of ownership interest	50.00%	50.00%	50.00%
Interest in joint ventures	181,276	8,638	48,713
Unrealized downstream transactions	(8,759)	—	—

Carrying value	172,517	8,638	48,713

(a)	Jinpu was disposed to Taizhou Huihuang Plastic Limited Company in August 2017 and the related profit of RMB 10,339 thousands was accounted for in Other (losses)/gains - net.

(b)

JYJC was a former wholly owned subsidiary of Toufa. On 31 March 2018, a third party investor injected RMB 9,600 thousands to acquire 50% share of JYJC, and JYJC became a joint venture of Toufa upon completion. The related disposal gain of RMB 1,622 thousands was included in Other (losses)/gains – net.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

21	Inventories

	As at 31 December 2017			As at 31 December 2018
	Gross carrying amount RMB’000	Provision for declines in the value of inventories RMB’000	Carrying amount RMB’000	Gross carrying amount RMB’000	Provision for declines in the value of inventories RMB’000	Carrying amount RMB’000
Raw materials	4,265,699	(841)	4,264,858	5,529,241	—	5,529,241
Work in progress	951,493	(47,180)	904,313	1,099,235	(55,098)	1,044,137
Finished goods	1,265,964	(19,270)	1,246,694	1,440,721	(56,448)	1,384,273
Spare parts and consumables	259,934	(78,201)	181,733	209,907	(46,683)	163,224

	6,743,090	(145,492)	6,597,598	8,279,104	(158,229)	8,120,875

The cost of inventories recognized in Cost of Sales amounted to RMB 82,981,590 thousands for the year ended 31 December 2018 (2017: RMB 65,607,079 thousands, 2016: RMB 52,400,798 thousands) which excluded an inventory provision of RMB 86,003 thousands (2017: RMB 60,461 thousands, 2016: RMB 76,268 thousands).

As at 31 December 2018, the provision for inventory write-down was RMB 158,229 thousands (31 December 2017: RMB 145,492 thousands). For the year ended 31 December 2018, the Group sold certain finished goods and utilized certain spare parts and consumables which were previously provided for. The related provision of RMB 73,266 thousands was reversed and included in Cost of sales in the consolidated income statement (2017: RMB 44,591 thousands, 2016: RMB 71,781 thousands).

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

22	Financial assets and financial liabilities

The Group holds the following financial instruments:

		As at 31 December
Financial assets	Note	2017 RMB’000	2018 RMB’000
Financial assets at amortized cost
Trade receivables	(a)	386,480	81,990
Bills receivable	(a)	1,090,479	—
Other receivables	(a)	83,551	105,803
Amounts due from related parties excluded prepayments	(a),28(c)	1,953,471	2,219,007
Cash and cash equivalents	(b)	7,504,266	8,741,893
Time deposits with financial banks	(c)	2,000,000	1,500,000
Financial assets at fair value through other comprehensive income	(d)	—	1,672,431
Financial assets at fair value through profit or loss	(e)	—	2,727,279

		13,018,247	17,048,403

		As at 31 December
Financial liabilities	Note	2017 RMB’000	2018 RMB’000
Financial liabilities at amortized cost
Borrowings	(f)	606,157	497,249
Trade payables	(g)	1,908,457	2,922,998
Other payables	(g)	3,568,817	5,167,230
Amounts due to related parties	(g),28(c)	3,731,687	4,567,814
Financial liabilities at fair value through profit or loss		1,516	11,005

		9,816,634	13,166,296

The Company’s exposure to various risks associated with the financial instruments is discussed in Note 4. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

(a)	Trade and other receivables

	As at 31 December
	2017	2018
	RMB’000	RMB’000
Trade receivables	386,517	82,044

Less: impairment provision	(37)	(54)

	386,480	81,990

Bills receivable	1,090,479	—
Amounts due from related parties excluded prepayments	1,953,471	2,219,007

	3,430,430	2,300,997

Other receivables	83,551	105,803

	3,513,981	2,406,800

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

22	Financial assets and financial liabilities (continued)

(a)	Trade and other receivables (continued)

For the year ended 31 December 2018, certain associates and joint ventures of the Group declared dividends with total amount of RMB 811,473 thousands to the Group (2017: RMB 479,633 thousands, 2016: RMB 557,312 thousands). As at 31 December 2018 and 31 December 2017, all these declared dividends had been received by the Group.

The interest receivable amounted of RMB 79,224 thousands was recorded in the balance of other receivables (31 December 2017: RMB 52,993 thousands).

Amounts due from related parties mainly represent trade-related balances, unsecured in nature and bear no interest.

The aging analysis based on invoice date of trade receivables, bills receivable and amounts due from related parties excluded prepayments (net of allowance for doubtful debts) is as follows:

	As at 31 December
	2017 RMB’000	2018 RMB’000

Within 1 year	3,430,384	2,300,957
1-2 year	38	29
2-3 year	8	11

	3,430,430	2,300,997

Movements of the Group’s impairment provision for trade and other receivables are as follows:

	2017 RMB’000	2018 RMB’000

As at 1 January	992	1,053
Provision for receivables impairment	66	39
Receivables written off during the year as uncollectible	(5)	(894)

As at 31 December	1,053	198

As at 31 December 2018 and 31 December 2017, no trade receivable or bills receivable was pledged as collateral.

Sales to third parties are generally on cash basis or on letter of credit. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

22	Financial assets and financial liabilities (continued)

(b)	Cash and cash equivalents

	As at 31 December
	2017 RMB’000	2018 RMB’000
Cash deposits with a related party	29,128	22,082
Cash at bank and on hand	7,475,138	8,719,811

	7,504,266	8,741,893

(c)	Time deposits with banks

	As at 31 December
	2017 RMB’000	2018 RMB’000
Six-month time deposits with banks	2,000,000	1,500,000

As at 31 December 2018, six-month time deposits with banks were at an interest rate of 4.5% per annum (31 December 2017: 4.2% - 4.4% per annum).

(d)	Financial assets at fair value through other comprehensive income

	As at 31 December
	2017 RMB’000	2018 RMB’000
Trade and bill receivables	—	1,672,431

As at 31 December 2018, certain trade receivables and bills receivable were classified as financial assets at FVOCI, as the Group’s business model is achieved both by collecting contractual cash flows and selling of these assets.

(e)	Financial assets at fair value through profit or loss

	As at 31 December
	2017 RMB’000	2018 RMB’000
Structured deposits	—	2,719,811
Foreign exchange options	—	7,468

	—	2,727,279

As at 31 December 2018, financial assets at fair value through profit or loss are mainly structured deposits with banks, which are presented as current assets since they are expected to be collected within 6 months from the end of the reporting period.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

22	Financial assets and financial liabilities (continued)

(f)	Borrowings

	As at 31 December
	2017 RMB’000	2018 RMB’000
Credit loans due within one year
-Short term bank loans	606,157	497,249

The weighted average interest rate for the Group’s borrowings was 3.63% for the year ended 31 December 2018 (2017: 2.93%).

As at 31 December 2018, no borrowings were secured by property, plant and equipment (31 December 2017: Nil).

As at 31 December 2018, the Group had credit facilities with several PRC financial institutions which provided the Group to borrow or to guarantee the issuance of the bills of lading up to RMB 18,716,320 thousands, within which amounted to RMB 16,961,535 thousands were unused. The maturity dates of the unused facility amounted to RMB 3,710,000 thousands will be after 31 December 2019. Management assessed that all the facilities could be renewed upon the expiration dates.

(g)	Trade and other payables

	As at 31 December
	2017 RMB’000	2018 RMB’000
Trade payables	1,908,457	2,922,998
Amounts due to related parties	3,731,687	4,567,814

	5,640,144	7,490,812

Staff salaries and welfares payable	123,959	128,861
Taxes payable (exclude income tax payable)	2,655,291	4,342,676
Interest payable	864	5,952
Dividends payable	23,686	26,488
Construction payable	425,891	334,249
Other liabilities	339,126	329,004

	3,568,817	5,167,230

	9,208,961	12,658,042

As at 31 December 2018 and 2017, all trade and other payables of the Group were non-interest bearing, and their fair value approximated their carrying amounts due to their short maturities.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

22	Financial assets and financial liabilities (continued)

(g)	Trade and other payables (continued)

Majority of amount due to related parties were trade payable for purchasing crude oil from related parties.

As at 31 December 2018 and 2017, the ageing analysis of the trade payables (including bills payable and amounts due to related parties with trading nature) based on invoice date was as follows:

	As at 31 December
	2017	2018
	RMB’000	RMB’000
Within one year	5,568,507	7,451,168
Between one and two years	58,016	25,231
Over two years	13,621	14,413

	5,640,144	7,490,812

23	Other assets and assets classified as held for sale

			2017 RMB’000	2018 RMB’000
Other current assets
Prepayments			228,269	38,025
Prepayments to related parties	28	(c)	21,937	67,242

			250,206	105,267

Assets classified as held for sale (i)			—	24,331

(i)	Land held for sale

A contract has been arranged to sell all the land use rights of Jinyong to local government. The sale is expected to be completed before the end of December 2019. The asset is presented within total assets of the Synthetic fibers segment in Note 6.

Land classified as held for sale during the reporting period was measured at the lower of its carrying amount and fair value less costs to sell at the time of the reclassification. As the carrying amount was lower than fair value less costs to sell, land classified as held for sale amounted to RMB 24,331 thousands was measured at its carrying amount.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

24	Deferred income

	2017 RMB’000	2018 RMB’000

As at 1 January	—	5,679
Government grants received during the year to compensate the cost related to the project of energy efficiency renovations of thermoelectric unit	—	5,200
Amortization	—	(437)
Government grants received during the year to compensate the cost related to the project of relocation of pipeline in Huanggutang	5,679	—

As at 31 December	5,679	10,442

25	Share capital

	Ordinary A shares listed in PRC RMB’000	Foreign invested H shares listed overseas RMB’000	Total RMB’000
As at 1 January 2017	7,305,000	3,495,000	10,800,000
Exercise of employee share options - proceeds received (Note 27)	14,177	—	14,177

As at 31 December 2017	7,319,177	3,495,000	10,814,177

As at 1 January 2018	7,319,177	3,495,000	10,814,177
Exercise of employee share options - proceeds received (Note 27)	9,637	—	9,637

As at 31 December 2018	7,328,814	3,495,000	10,823,814

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

26	Reserves

	Legal surplus RMB’000	Capital surplus RMB’000	Surplus reserve RMB’000	Other reserve RMB’000	Share premium RMB’000	Safety production fund RMB’000	Retained earnings RMB’000	Total RMB’000
Balance at 1 January 2017	4,072,476	4,180	101,355	58,919	—	346	9,684,689	13,921,965

Net profit attributable to shareholders of the Company	—	—	—	—	—	—	6,143,222	6,143,222
Dividends proposed and approved	—	—	—	—	—	—	(2,700,000)	(2,700,000)
Utilization of safety production fund	—	—	—	—	—	(346)	346	—
Share option scheme (Note 27)	—	—	—	(10,640)	—	—	—	(10,640)
Exercise of share option	—	—	—	—	62,319	—	—	62,319
Share of other comprehensive loss of investments accounted for using the equity method	—	—	—	(810)	—	—	—	(810)

Balance at 31 December 2017	4,072,476	4,180	101,355	47,469	62,319	—	13,128,257	17,416,056

Net profit attributable to shareholders of the Company	—	—	—	—	—	—	5,336,331	5,336,331
Dividends proposed and approved	—	—	—	—	—	—	(3,247,144)	(3,247,144)
Utilization of safety production fund	—	—	—	—	—	57,135	(57,135)	—
Forfeit of share option scheme (Note 27)	—	—	—	(13,004)	—	—	—	(13,004)
Exercise of share option	—	—	—	(17,062)	44,527	—	—	27,465
Share of other comprehensive loss of investments accounted for using the equity method	—	—	—	(7,014)	—	—	—	(7,014)
Transactions with non-controlling interests	—	9,559	—	—	—	—	—	9,559

Balance at 31 December 2018	4,072,476	13,739	101,355	10,389	106,846	57,135	15,160,309	19,522,249

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

27	Share-based payments

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

The fair value of the employee services received in exchange for the grant of this equity-settled, share-based compensation plan is recognized as an expense on a straight-line basis over the vesting period of each tranche. The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions. When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium.

As at the grand date, the exercise price of each option was RMB 4.2. During the vesting period, the exercise price would be adjusted according to the declaration of dividends or any changes of total shares.

The total fair value of share options at the grant date was RMB 65,412 thousands, which has been estimated by the Company using Black-Scholes valuation model with the support from an external valuation expert.

The significant inputs into the model were as follows:

	Granting date
Spot share price	RMB	4.51
Exercise price	RMB	4.20
Expected volatility		41.20%
Maturity (years)		5.00
Risk-free interest rate		3.39%~3.67%
Dividend yield		1.00%

The options of first tranche and second tranche were exercised at RMB 3.85 in August 2017 and January 2018. According to the Group’s board resolution on 28 December 2018, the third tranche would not be exercised due to the failure on satisfying the non-market exercise conditions.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

27	Share-based payments (continued)

Set out below are summaries of options granted under the plan:

	Number of share options
	2017	2018
As at 1 January	38,510,000	19,104,500
Exercised during the year	(14,176,600)	(9,636,900)
Forfeited during the year	(5,228,900)	(9,467,600)

As at 31 December	19,104,500	—

The first tranche of the Share Option Incentive Scheme was exercised at RMB 3.85 per share option on 29 August 2017, and the Company received cash payment of RMB 54,580 thousands from 199 grantees, out of which, RMB 14,177 thousands were in share capital (Note 25) and RMB 40,403 thousands were in reserve as share premium (Note 26).

The second tranche of the Share Option Incentive Scheme was exercised at RMB 3.85 per share option on 12 January 2018, and the Company received cash payment of RMB 37,102 thousands from 185 grantees, out of which, RMB 9,637 thousands were in share capital (Note 25) and RMB 27,465 thousands were in reserve as share premium (Note 26). The weighted average share price at the date of exercise of options exercised during the year ended 31 December 2018 was RMB 6.94 (2017: RMB 6.44).

Due to the forfeit of the third tranche of share option incentive scheme, share option expenses of RMB 13,004 thousands was reversed in Selling and administrative expenses of the consolidated income statement for the year ended 31 December 2018.

Share option expenses of RMB 11,276 thousands have been recognized in “Selling and administrative expenses” of the Consolidated Income Statement for the year ended 31 December 2017(2016: RMB 18,004 thousands).

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

28	Related party transactions

The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company

Sinopec Group	Ultimate parent company
JYJC	Joint venture of the Group
BOC	Joint venture of the Group
Jinpu	Joint venture of the Group
Yangu Gas	Joint venture of the Group
Secco (i)	Associate of the Group
Chemical Industry	Associate of the Group
Jinsen	Associate of the Group
Azbil	Associate of the Group
Shanghai Nam Kwong Petro-Chemical Company Limited	Associate of the Group
Shanghai Jinhuan Petroleum Naphthalene Development Company Limited	Associate of the Group
Shanghai Chemical Industry Park Logistics Company Limited	Associate of the Group
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company
Sinopec Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Yizheng Chemical Fibre Company Limited	Subsidiary of the immediate parent company
China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Company Limited	Subsidiary of the immediate parent company
Sinopec Refinery Product Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Yangzi Petrochemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Beijing Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Ningbo Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Tianjin Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Russia Company Limited	Subsidiary of the immediate parent company
Sinopec Europe Company Limited	Subsidiary of the immediate parent company
China and South Korea (Wuhan) petrochemical Company Limited	Subsidiary of the immediate parent company
Sinopec USA Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding (Hong Kong) Company Limited	Subsidiary of the immediate parent company
Sinopec Huadong Supplies and Equipment Company Limited	Subsidiary of the immediate parent company
Petro-Cyber Works Information Technology Company Limited	Subsidiary of the immediate parent company
Sinopec Fuel Oil Sales Corporation Limited	Subsidiary of the immediate parent company
Sinopec Catalyst Co., Ltd	Subsidiary of the immediate parent company
Sinopec lubricating oil Co. Ltd	Subsidiary of the immediate parent company
Nanjing Yangzi Petrochemical Rubber Co., Ltd	Subsidiary of the immediate parent company
Nantong Donghai Petrochemical Corporation Co., Ltd	Subsidiary of the immediate parent company
Dalian Frip Science and Technology Co., Ltd	Subsidiary of the immediate parent company
Ningbo Zhenhai District Donghai Refinery Hotel Co., Ltd	Subsidiary of the immediate parent company
Sinopec Fujian Petrochemical Company Limited	Subsidiary of the immediate parent company
Sinopec Corp. Maoming Nan Hai Fine Chemical Co., Ltd	Subsidiary of the immediate parent company

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

28	Related party transactions (continued)

Names of related parties	Relationship with the Company

BASF-YPC Company Limited	Joint venture of the immediate parent company
Zhejiang Baling Hengyi Caprolactam Limited Company	Joint venture of the immediate parent company
Sinopec Petroleum Storage and Reserve Limited	Subsidiary of the ultimate parent company
Sinopec Assets Management Corporation	Subsidiary of the ultimate parent company
Shanghai Petrochemical Machinery Manufacturing Co., Ltd	Subsidiary of the ultimate parent company
Shanghai Petrochemical Seawall Management Office	Subsidiary of the ultimate parent company
China Petrochemical Press Co., Ltd	Subsidiary of the ultimate parent company
China Petrochemical News	Subsidiary of the ultimate parent company
Sinopec Shared Services Co. Ltd.	Subsidiary of the ultimate parent company
Sinopec group Beijing Yanshan Petrochemical Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Tendering Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Petroleum Commercial Reserve Co., Ltd	Subsidiary of the ultimate parent company
Sinopec Shengli Petroleum Administration Company Limited	Subsidiary of the ultimate parent company
Sinopec Nanjing Engineering Company Limited	Subsidiary of the ultimate parent company
China Petrochemical International Wuhan Company Limited	Subsidiary of the ultimate parent company
Sinopec Engineering Quality Monitoring Company Limited	Subsidiary of the ultimate parent company
Sinopec Engineering Cost Company Limited	Subsidiary of the ultimate parent company
Sinopec Luoyang Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec energy saving technology service company limited	Subsidiary of the ultimate parent company
Beijing Petrochemical Engineering Consulting Company Limited	Subsidiary of the ultimate parent company
Beijing Victory Hotel Company Limited	Subsidiary of the ultimate parent company
National petrochemical project risk assessment technology center	Subsidiary of the ultimate parent company
Sinopec Material & Equipment (Dalian) Company Limited	Subsidiary of the ultimate parent company
Storage and transportation installation company of Ningbo engineering co., LTD.	Subsidiary of the ultimate parent company
Petrochemical Engineering Quality Supervision Centre	Subsidiary of the ultimate parent company
Sinopec Management Institute	Subsidiary of the ultimate parent company
Sinopec Shanghai Engineering Company Limited	Subsidiary of the ultimate parent company
The Fourth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Fifth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Tenth Construction Company of Sinopec	Subsidiary of the ultimate parent company
Sinopec Engineering Incorporation	Subsidiary of the ultimate parent company
Sinopec Ningbo Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Finance Company Limited (“Sinopec Finance”)	Subsidiary of the ultimate parent company

(i) Since 26 October 2017, Secco becomes the subsidiary of the immediate parent company.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

28	Related party transactions (continued)

The following is a summary of significant balances and transactions between the Group and its related parties except for the dividends received as disclosed in the forgoing Note 22.

(a)	Most of the transactions undertaken by the Group during the year ended 31 December 2018 have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

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

Transactions between the Group and Sinopec Corp., its subsidiaries and joint ventures were as follows:

	2016 RMB’000	2017 RMB’000	2018 RMB’000
Sales of petroleum products	33,159,665	39,992,682	49,209,765
Sales other than petroleum products	5,738,425	6,708,955	7,112,332
Purchases of crude oil	21,599,355	34,819,936	44,175,644
Purchases other than crude oil	3,748,055	4,987,955	8,996,814
Sales commissions	100,221	116,616	139,837
Rental income	28,160	28,368	29,551

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

28	Related party transactions (continued)

(b)	Other transactions between the Group and Sinopec Group and its subsidiaries, associates and joint ventures of the Group were as follows:

	2016 RMB’000	2017 RMB’000	2018 RMB’000

Sales of goods and service fee income
- Sinopec Group and its subsidiaries	38,389	10,531	11,486
- Associates and joint ventures of the Group	2,051,620	3,043,689	4,130,295

	2,090,009	3,054,220	4,141,781

Purchase
- Sinopec Group and its subsidiaries	1,056,737	378,111	2,253,446
- Associates and joint ventures of the Group	3,602,791	4,034,448	3,982,729

	4,659,528	4,412,559	6,236,175

Insurance premiums expenses
- Sinopec Group and its subsidiaries	123,621	126,405	121,329

Lease expenses
- Sinopec Group and its subsidiaries	53,960	53,960	59,160

Loans borrowed
- Sinopec Finance	—	—	50,000

Interest income
- Sinopec Finance	232	5,147	610

Loans repayment
- Sinopec Finance	370,000	—	50,000

Interest expense
- Sinopec Finance	3,322	—	1,326

Construction and installation cost
- Sinopec Group and its subsidiaries	177,792	172,404	109,146

The directors of the Company are of the opinion that the transactions with Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group as disclosed in Note 28(a) and 28(b) were conducted in the ordinary course of business, on normal commercial terms and in accordance with the agreements governing such transactions.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

28	Related party transactions (continued)

(c)

The relevant amounts due from/to Sinopec Corp., its subsidiaries and joint venture, Sinopec Group and its subsidiaries, associates and joint ventures of the Group, arising from purchases, sales and other transactions as disclosed in Note 28(a) and 28(b), are summarized as follows:

	As at 31 December
	2017 RMB’000	2018 RMB’000

Amounts due from related parties
- Sinopec Corp., its subsidiaries and joint ventures	1,792,857	2,142,731
- Sinopec Group and its subsidiaries	763	457
- Associates and joint ventures of the Group	181,788	143,061

	1,975,408	2,286,249

Amounts due to related parties
- Sinopec Corp., its subsidiaries and joint ventures	3,250,329	4,238,963
- Sinopec Group and its subsidiaries	61,728	45,134
- Associates and joint ventures of the Group	419,630	283,717

	3,731,687	4,567,814

Cash deposits, maturing within 3 months
- Sinopec Finance	29,128	22,082

(d)	As at 31 December 2018 and 31 December 2017, cash deposits with Sinopec Finance were at an interest rate of 0.35% per annum.

(e)	Key management personnel compensation and post-employment benefit plans

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key personnel compensations are as follows:

	Year ended 31 December
	2016 RMB’000	2017 RMB’000	2018 RMB’000

Short-term employee benefits	5,218	5,926	7,561
Post-employment benefits	148	143	159
Share-based payments	1,270	505	—

	6,636	6,574	7,720

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

28	Related party transactions (continued)

(f)	Contributions to defined contribution retirement plans

The Group participates in defined contribution retirement plans organized by municipal governments for its staff. The contributions to defined contribution retirement plans are as follows:

	Year ended 31 December
	2016 RMB’000	2017 RMB’000	2018 RMB’000

Municipal retirement scheme costs	247,710	249,578	262,728
Supplementary retirement scheme costs	69,846	66,546	75,312

As at 31 December 2018 and 31 December 2017, there was no material outstanding contribution to the above defined contribution retirement plans.

(g)	Transactions with other state-owned entities in the PRC

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

28	Related party transactions (continued)

(h)	Commitments with related parties

(1)	Construction and installation cost

	As at 31 December
	2017	2018
	RMB’000	RMB’000

Sinopec Group and its subsidiaries	29,528	16,011

(2)	Operating lease commitments – Group company as lessee

	As at 31 December
	2017	2018
	RMB’000	RMB’000

Sinopec Group and its subsidiaries
No later than 1 year	59,160	73,190
Later than 1 year and no later than 2 years	—	—

	59,160	73,190

(i)	Investment commitments with related parties

	As at 31 December
	2017	2018
	RMB’000	RMB’000

Capital contribution to Shanghai Secco	111,263	111,263

Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, the Group was approved to make capital contribution of USD 30,017 thousands (RMB 182,804 thousands equivalent) to Shanghai Secco, an associate of the Group. As at 31 December 2018, the Company has contributed RMB 71,541 thousands to Shanghai Secco. According to the approval by Shanghai Municipal Commission of Commerce as issued on 19 October 2015, the rest of the capital contribution to Shanghai Secco should be within 50 years starting from its registration date.

Except for the above disclosed in Note 28(h) and 28(i), the Group had no other material commitments with related parties as at 31 December 2018, which are contracted, but not included in the financial statements.

29	Dividend

An annual dividend in respect of the year ended 31 December 2018 of RMB 0.25 per share, amounting to a total dividend of RMB 2,705,953 thousands, was approved by the Board of Directors on 19 March 2019. This financial statement has not reflected such dividend payable.

An annual dividend in respect of the year ended 31 December 2017 of RMB 0.3 per share, amounting to a total dividend of RMB 3,247,144 thousands, was approved by the Board of Directors on 20 March 2018.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

30	Cash generated from operations

Reconciliation of profit before income tax to cash used in operation:

	Year ended 31 December
	2016	2017	2018
	RMB’000	RMB’000	RMB’000
Profit before income tax	7,778,295	7,852,898	6,808,121

Adjustment items:
Interest income	(133,484)	(268,379)	(443,661)
Share of profit of investments accounted for using the equity method	(916,754)	(1,243,693)	(885,597)
Gains on disposal of joint venture	—	(10,339)	—
Gains on disposal of subsidiary	—	—	(1,622)
Fair value losses of foreign exchange option and forward exchange contracts	—	1,516	2,021
Gains from structured deposits	—	—	(19,811)
Interest expense	27,762	17,259	35,574
Foreign exchange (gain)/loss	(2,307)	7,091	18,034
Depreciation of property, plant and equipment	1,624,547	1,574,842	1,550,924
Depreciation of investment property	13,556	13,652	14,527
Amortization of lease prepayments and other non-current assets	244,157	245,635	242,162
Impairment loss on property, plant, equipment and construction in progress	254,242	118,179	82,652
Losses/(gains) on disposal of property, plant and equipment - net	42,031	13,017	(172,508)
Option premium of foreign exchange option	—	—	1,980
Gains on exercise of foreign exchange option	—	—	(6,411)
Net gains on settlement of foreign exchange contracts	—	—	(12,109)
Share-based payment	18,004	11,276	(13,004)
Government grant relating to disposal of property, plant and equipment	(15,000)	—	—

Profit on operation before change of working capital	8,935,049	8,332,954	7,201,272

Increase in inventories	(1,981,285)	(438,125)	(1,523,277)
Increase in operation receivables	(483,169)	(116,580)	(469,339)
Increase in operation payables	665,616	1,003,653	2,767,557
Increase in balances to related parties - net	1,342,846	2,594	525,286

Cash generated from operating activities	8,479,057	8,784,496	8,501,499

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

30	Cash generated from operations (continued)

(a)	Reconciliation of liabilities arising from financing activities

	As at 1 January 2018	Financing cash flows	Foreign exchange movements	As at 31 December 2018
	RMB’000	RMB’000	RMB’000	RMB’000

Bank loans	606,157	(109,398)	490	497,249

	As at 1 January 2017	Financing cash flows	Foreign exchange movements	As at 31 December 2017
	RMB’000	RMB’000	RMB’000	RMB’000

Bank loans	546,432	59,725	—	606,157

(b)	In the statement of cash flows, proceeds from sale of property, plant and equipment comprise:

	2016	2017	2018
	RMB’000	RMB’000	RMB’000

Net book amount	37,133	16,424	37,614
(Losses)/ gains on disposal of property, plant and equipment - net	(42,031)	(13,017)	172,508
Government grant relating to disposal of property, plant and equipment	15,000	—	—
Increase in other payables	1,787	—	—

Net proceeds from disposal of property, plant and equipment	11,889	3,407	210,122

(c)	Non-cash investing activities

	2016	2017	2018
	RMB’000	RMB’000	RMB’000

Purchase of non-current assets settled by bills	53,350	—	50,110

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

31	Commitments

(a)	Capital commitments

	As at 31 December
	2017	2018
	RMB’000	RMB’000

Property, plant and equipment

Contracted but not provided for	230,997	69,210

(b)	Operating lease commitments – the Group as lessee

Except the lease agreement disclosed in the forgoing Note 28(h), the Group also entered into other various non-cancellable operating lease agreements. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	As at 31 December
	2017	2018
	RMB’000	RMB’000

No later than 1 year	63,505	81,188
Later than 1 year and no later than 2 years	1,583	738
Later than 2 year and no later than 3 years	403	746
Later than 3 years	2,819	2,074

	68,310	84,746

32	Subsequent event

A dividend in respect of the year ended 31 December 2018 of RMB 0.25 per share, amounting to a total dividend of RMB 2,705,953 thousands, was proposed by the Board of Directors on 19 March 2019.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

33	Balance sheet and reserve movement of the Company

	As at 31 December 2017	As at 31 December 2018
	RMB’000	RMB’000

Assets

Non-current assets
Lease prepayments and other non-current assets	671,355	813,119
Property, plant and equipment	12,618,633	11,435,270
Investment properties	423,941	408,366
Construction in progress	1,000,924	1,559,401
Investments in subsidiaries	1,673,120	1,718,007
Investments in associates and joint ventures	3,853,209	3,869,433
Deferred income tax assets	111,929	109,137

	20,353,111	19,912,733

Current assets
Inventories	5,971,505	7,500,683
Financial assets at fair value through other comprehensive income	—	714,599
Financial assets at fair value through profit or loss	—	2,526,053
Trade receivables	2,983	170,205
Bills receivable	795,863	—
Other receivables	124,875	92,999
Prepayments	211,624	1,862
Amounts due from related parties	1,798,138	1,953,459
Cash and cash equivalents	6,268,493	7,619,013
Time deposits with financial institutions	2,000,000	1,500,000

	17,173,481	22,078,873

Total assets	37,526,592	41,991,606

Equity and liabilities

Equity attributable to owners of the Company
Share capital	10,814,177	10,823,814
Reserves (a)	17,403,339	19,318,245

Total equity	28,217,516	30,142,059

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

33	Balance sheet and reserve movement of the Company (continued)

	As at 31 December 2017 RMB’000	As at 31 December 2018 RMB’000

Liabilities

Non-current liabilities
Deferred income	5,679	10,442

Current liabilities
Borrowings	518,000	431,649
Financial liabilities at fair value through profit or loss	—	9,799
Contract liabilities	—	403,967
Advance from customers	400,627	—
Trade payables	890,459	1,349,533
Other payables	3,348,432	5,038,548
Amounts due to related parties	3,530,044	4,310,659
Income tax payable	615,835	294,950

	9,303,397	11,839,105

Total liabilities	9,309,076	11,849,547

Total equity and liabilities	37,526,592	41,991,606

The balance sheet of the Company was approved by the Board of Directors on 29 April 2019 and were signed on its behalf.

Wu Haijun	Zhou Meiyun
Chairman	Director, Vice General Manager and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

33	Balance sheet and reserve movement of the Company (continued)

(a)	Reserve movement of the Company

	Legal surplus RMB’000	Capital surplus RMB’000	Surplus reserve RMB’000	Other reserve RMB’000	Share premium RMB’000	Safety production fund RMB’000	Retained earnings RMB’000	Total RMB’000
Balance at 1 January 2017	4,072,476	4,180	101,355	58,919	—	346	9,540,950	13,778,226

Net profit attributable to shareholders of the Company	—	—	—	—	—	—	6,274,244	6,274,244
Dividends proposed and approved	—	—	—	—	—	—	(2,700,000)	(2,700,000)
Utilization of safety production fund	—	—	—	—	—	(346)	346	—
Share option scheme (Note 27)	—	—	—	(10,640)	—	—	—	(10,640)
Exercise of share option	—	—	—	—	62,319	—	—	62,319
Share of other comprehensive loss of investments accounted for using the equity method	—	—	—	(810)	—	—	—	(810)

Balance at 31 December 2017	4,072,476	4,180	101,355	47,469	62,319	—	13,115,540	17,403,339

Net profit attributable to shareholders of the Company	—	—	—	—	—	—	5,154,603	5,154,603
Dividends proposed and approved	—	—	—	—	—	—	(3,247,144)	(3,247,144)
Utilization of safety production fund	—	—	—	—	—	57,135	(57,135)	—
Forfeit of share option scheme (Note 27)	—	—	—	(13,004)	—	—	—	(13,004)
Exercise of share option	—	—	—	(17,062)	44,527	—	—	27,465
Share of other comprehensive loss of investments accounted for using the equity method	—	—	—	(7,014)	—	—	—	(7,014)

Balance at 31 December 2018	4,072,476	4,180	101,355	10,389	106,846	57,135	14,965,864	19,318,245

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

34	Benefits and interests of directors and supervisors

(i)	Directors’ and supervisors’ emoluments:

	2016
	Salaries and other benefits	Retirement scheme contributions	Discretionary bonus	Share option	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Executive Directors
Wang Zhiqing	199	18	564	250	1,031
Gao Jinping	199	18	563	250	1,030
Ye Guohua (a)	175	18	490	215	898
Jin Qiang	239	18	490	215	962
Guo Xiaojun	175	18	484	215	892

Independent non- executive directors
Cai Tingji	150	—	—	—	150
Zhang Yimin	150	—	—	—	150
Liu Yunhong	150	—	—	—	150
Du Weifeng	150	—	—	—	150

Supervisors
Kuang Yuxiang (b)	140	11	320	—	471
Zuo Qiang	120	15	295	—	430
Li Xiaoxia	119	14	259	—	392

	1,966	130	3,465	1,145	6,706

(a)	Resigned in January 2017.
(b)	Resigned in July 2016.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

34	Benefits and interests of directors and supervisors (continued)

(i)	Directors’ and supervisors’ emoluments: (continued)

	2017
	Salaries and other benefits	Retirement scheme contributions	Discretionary bonus	Share option	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Executive Directors
Gao Jinping	201	18	540	157	916
Jin Qiang	241	18	470	135	864
Guo Xiaojun	177	18	465	135	795
Wang Zhiqing (a)	184	16	525	—	725
Zhou Meiyun (b)	148	15	125	—	288
Ye Guohua (c)	15	2	13	—	30

Independent non- executive directors
Zhang Yimin	150	—	—	—	150
Liu Yunhong	150	—	—	—	150
Du Weifeng	150	—	—	—	150
Cai Tingji (d)	75	—	—	—	75
Li Yuanqin (e)	63	—	—	—	63
Pan Fei (f)	19	—	—	—	19

Supervisors
Zuo Qiang	128	15	348	—	491
Li Xiaoxia	127	14	313	—	454
Ma Yanhui (g)	63	3	43	—	109
Zheng Yunrui (h)	100	—	—	—	100
Pan Fei(i)	50	—	—	—	50
Cai Tingji (j)	50	—	—	—	50

	2,091	119	2,842	427	5,479

(a)	Resigned in November 2017.
(b)	Appointed in March 2017.
(c)	Resigned in January 2017.
(d)	Resigned in June 2017.
(e)	Appointed in July 2017.
(f)	Appointed in July 2017 and resigned in August 2017.
(g)	Appointed in October 2017.
(h)	Appointed in January 2017.
(i)	Appointed in January 2017 and resigned in June 2017.
(j)	Appointed in July 2017.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

34	Benefits and interests of directors and supervisors (continued)

(i)	Directors’ and supervisors’ emoluments: (continued)

	2018
	Salaries and other benefits	Retirement scheme contributions	Discretionary bonus	Share option	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Executive Directors
Wu Haijun (a)	393	19	910	—	1,322
Shi Wei (b)	84	6	58	—	148
Jin Qiang	226	19	523	—	768
Guo Xiaojun	216	19	518	—	753
Zhou Meiyun	185	19	498	—	702
Jin Wenmin (c)	187	19	528	—	734
Gao Jinping (d)	215	12	549	—	776

Independent non- executive directors
Zhang Yimin	150	—	—	—	150
Liu Yunhong	150	—	—	—	150
Du Weifeng	150	—	—	—	150
Li Yuanqin	150	—	—	—	150

Supervisors
Ma Yanhui	274	14	288	—	576
Zuo Qiang	135	17	411	—	563
Li Xiaoxia	143	16	418	—	577
Zheng Yunrui	100	—	—	—	100
Cai Tingji	100	—	—	—	100

	2,858	160	4,701	—	7,719

(a)	Resigned general manager in September 2018 while other titles remained.
(b)	Appointed in September 2018.
(c)	Appointed in June 2018.
(d)	Resigned in September 2018.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2018

34	Benefits and interests of directors and supervisors (continued)

(ii)	Directors’ retirement benefits

No specific retirement benefits were paid to directors in respect of services in connection with the management of the affairs of the company or its subsidiary undertaking (2017 and 2016: Nil).

(iii)	Directors’ material interests in transactions, arrangements or contracts

No significant transactions, arrangements and contracts in relation to the Group’s business to which the Company was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.