Form 20-F
period 2019-12-31
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
filed 2020-04-28
CIK 908732

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                  to

Commission file number 1-12158

中国石化上海石油化工股份有限公司

(Exact name of Registrant as specified in its charter)

Sinopec Shanghai Petrochemical Company Limited

(Translation of Registrant’s name into English)

The People’s Republic of China

(Jurisdiction of incorporation or organization)

No. 48 Jinyi Road, Jinshan District, Shanghai, PRC 200540

(Address of principal executive offices)

Mr. Wu Haijun

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

Tel: +86 (21) 57943143

Fax: +86 (21) 57940050

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 100 H Shares, par value RMB1.00 per Share H Shares, par value RMB1.00 per Share	SHI	New York Stock Exchange New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares. The H Shares are also listed and traded on The Stock Exchange of Hong Kong Limited.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. *    Yes  ☐    No  ☐

*	This requirement does not apply to the registrant in respect of this filing.

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

ii

EXCHANGE RATES

Unless otherwise specified, references in this annual report to “U.S. Dollars” or “U.S.$” are to United States Dollars, references to “HK Dollars” or “HK$” are to Hong Kong Dollars and references to “Renminbi” or “RMB” are to Renminbi yuan, the legal currency of the PRC.

We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to U.S. Dollars have been made at a rate of RMB6.9618 to U.S. $1.00, the noon buying rate on December 31, 2019 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We do not represent that Renminbi or U.S. Dollar amounts could be converted into U.S. Dollars or Renminbi, as the case may be, at any particular rate.

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

A. Selected Financial Data.

Our selected consolidated statements of operations data (except for ADS data) and cash flows data for each of the years ended December 31, 2017, 2018 and 2019 and our selected consolidated balance sheets data as of December 31, 2018 and 2019 are derived from our consolidated financial statements included in Item 18. Financial Statements. Our selected consolidated statements of operations data and cash flows data for the years ended December 31, 2015 and 2016 and our consolidated balance sheets data as of December 31, 2015, 2016 and 2017 are derived from our consolidated financial statements not included in this annual report. Our selected consolidated financial data should be read in conjunction with our consolidated financial statements, and the notes thereto, and Item 5. Operating and Financial Review and Prospects. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Selected Consolidated Financial Data

(RMB in millions, except per share and per ADS data)

	Year Ended December 31,
	2015 (RMB million)	2016 (RMB million)	2017 (RMB million)	2018 (RMB million)	2019 (RMB million)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA
Net sales:
Synthetic fibers	2,328.2	1,855.5	2,005.3	2,182.4	2,158.9
Resins and plastics	9,992.2	9,797.6	10,218.4	10,542.1	9,979.9
Intermediate petrochemicals	9,332.0	8,827.6	10,070.2	12,160.6	10,313.6
Petroleum products	30,802.0	24,002.6	32,400.6	43,403.0	43,125.9
Trading of petrochemical products	13,718.2	20,585.4	23,697.3	26,544.0	21,690.7
Others	864.6	867.8	826.5	781.4	786.7
Profit from operations	3,908.9	6,777.9	6,401.9	5,585.1	1,320.5
Profit before income tax	4,237.2	7,778.3	7,852.9	6,808.1	2,656.1
Net profit attributable to owners of the Company	3,274.3	5,968.5	6,143.2	5,336.3	2,215.7
Net profit/(loss) attributable to non-controlling interests	36.1	13.0	11.0	(0.1)	11.4
Basic earnings per share(RMB) (a)	0.303	0.553	0.569	0.493	0.205
Basic earnings per ADS(RMB) (b)	30.32	55.26	56.86	49.30	20.45

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

(b)	Earnings per ADS are calculated on the basis that one ADS is equivalent to 100 H Shares.

	Year Ended December 31,
	2015 (RMB million)	2016 (RMB million)	2017 (RMB million)	2018 (RMB million)	2019 (RMB million)
CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
Net cash generated from operating activities	4,932.8	7,181.8	7,060.8	6,659.4	5,057.8
Net cash used in investing activities	(439.0)	(189.9)	(2,400.7)	(1,928.4)	(4,623.2)
Net cash used in financing activities	(3,695.7)	(2,637.2)	(2,589.8)	(3,507.2)	(1,737.4)
Capital expenditure	(695.3)	(901.5)	(1,197.1)	(1,187.0)	(1,430.4)
Proceeds from borrowings	31,999.8	2,589.4	2,119.1	2,536.8	4,755.1
Repayments of borrowings	(35,684.7)	(4,113.0)	(2,059.4)	(2,646.2)	(3,695.2)

	As of December 31,
	2015 (RMB million)	2016 (RMB million)	2017 (RMB million)	2018 (RMB million)	2019 (RMB million)
CONSOLIDATED BALANCE SHEETS DATA
Current assets	8,144.0	14,875.9	19,866.1	25,298.9	22,309.2
Property, plant and equipment	14,383.3	13,474.3	12,866.4	11,646.4	11,300.8
Total assets	27,820.6	33,945.6	39,443.5	44,385.9	45,494.1
Short term borrowings (a)	2,070.0	546.4	606.2	497.2	1,547.6
Current liabilities	7,726.3	8,942.4	10,922.2	13,913.0	15,479.6
Long term borrowings (excluding current portion)	—	—	—	—	—
Total equity attributable to owners of the Company	19,797.3	24,722.0	28,230.2	30,346.1	29,863.3

(a)	Including corporate bonds and current portion of long term borrowings.

Dividends

The following table sets forth certain information concerning the dividends of the Company since January 1, 2015:

Dividend Period	Dividend per Share
January 1, 2015-December 31, 2015	RMB0.10 (U.S.$0.015)
January 1, 2016-December 31, 2016	RMB0.25 (U.S.$0.036)
January 1, 2017-December 31, 2017	RMB0.30 (U.S.$0.046)
January 1, 2018-December 31, 2018	RMB0.25 (U.S.$0.036)
January 1, 2019-December 31, 2019	RMB0.12 (U.S.$0.017) (a)

(a)

Pursuant to the resolution of the Board on March 25, 2020, the Company proposed cash dividend to all the shareholders, RMB0.12 per share (including tax). The proposal remains to be approved at our 2019 Annual General Meeting.

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

The recent coronavirus outbreak could materially and adversely affect our business.

In the beginning of 2020, a novel strain of coronavirus (COVID-19) was reported to have surfaced and then caused a pandemic outbreak. The outbreak of the coronavirus and related adverse public health developments have had a material adverse impact upon our normal operating activities, the demand for our end products and our financial performance. Our normal operating activities were disrupted by the temporary closure of our offices, suspension of business travel, disruptions to our normal working schedules, various restrictions on our employees’ activities and similar disruptive effects to our normal operations. In addition, the global spread of COVID-19, and the implementation by governments around the world of measures intended to slow down the spread, have caused a material reduction in worldwide business activity, resulting in a drop in demand for our products.

We have taken measures in response to the outbreak, including the adoption of more stringent workplace sanitation measures. We will continue to monitor the situation and consider additional measures to protect the health and safety of our employees and to respond to future developments. At this time, we are unable to predict the duration or severity of the COVID-19 pandemic and its long-term impact upon our future performance and financial condition. The long-term impact of the COVID-19 pandemic on our performance depends in large part on factors that are not within our control, such as the scope and severity of the outbreak, measures implemented by governmental authorities to address the pandemic, the effect of the pandemic on global and regional economies and the response of world financial markets. An extended outbreak could depress global economic activity, disrupting our operations, reducing demand for our products and adversely impacting our financial performance.

Our operations may be adversely affected by the cyclical nature of the petroleum and petrochemical markets and by the volatility of prices of crude oil and petrochemical products.

Most of our revenues are attributable to the sale of refined oil and petrochemical products, which have historically been cyclical and sensitive to the availability and price of raw materials and general economic conditions. Markets for many of our products are sensitive to changes in industry capacity and output levels, changes in regional and global economic conditions, the price and availability of substitute products and changes in consumer demand, which from time to time have had a significant impact on our product prices in the regional and global markets. Due to the recent extreme volatility in crude oil prices, the decrease in tariff charges, the removal of other restrictions on importation and the Chinese government’s gradual relaxation of its control of the allocation of products and pricing, many of our products have become increasingly vulnerable to the cyclical nature of regional and global petroleum and petrochemical markets, which may adversely affect our operations.

We consume large amounts of crude oil to manufacture our products of which more than 95% is typically imported. In 2019, crude oil costs accounted for RMB 47.08 billion, or 56.20% of our annual cost of sales. As a result, changes in crude oil prices can affect our profitability. In recent years, due to various reasons, the price of crude oil has fluctuated significantly. We cannot rule out the possibility of the occurrence of certain global emergencies which might disrupt our crude oil supply. We expect that the volatility and uncertainty of the prices of crude oil and petrochemical products will continue, and that increasing crude oil prices and declines in prices of petrochemical products may adversely affect our business and results of operations and financial condition.

Some of our major products are subject to government price controls, and we are not able to pass on all cost increases from rising crude oil prices through higher product prices.

We consume large amounts of crude oil to manufacture our products of which more than 95% is typically imported. We attempt to mitigate the effect of increased costs due to rising crude oil prices. However, our ability to pass on these increased costs to our customers is dependent on market conditions and government regulations. Given that the increase of the sales prices of our products may lag behind the increase of crude oil costs, we may fail to completely cover the increased costs by increasing our sales prices, particularly where government regulations restrict the prices of certain of our fuel products. In particular, gasoline, diesel and jet fuel, and liquefied petroleum gas are subject to government price controls at present. In 2017, 2018 and 2019 approximately 36.95%, 41.62% and 44.81% of our net sales were from such products subject to price controls. Although the current price-setting mechanism for refined petroleum products in China allows the Chinese government to adjust price in the PRC market when the average international crude oil price fluctuates beyond certain levels within a certain time period (see Item 4. Information on the Company – B. Business Overview – Product Pricing), the Chinese government still retains discretion as to whether or when to adjust the prices of the refined oil products. The Chinese government generally exercises certain price control over refined oil products once international crude oil prices experience a sustained rise or become significantly volatile. For instance, some of our fuel products are required to be sold to designated distributors (such as the subsidiaries of Sinopec Corp.). Because we cannot freely sell our fuel products to take advantage of opportunities for higher prices, we may not be able to fully cover increases in crude oil prices by increasing the sale prices of our products, which has had and will possibly continue to have a material adverse effect on our financial condition, results of operations and cash flows.

Our development and operation plans have significant capital expenditure and financing requirements, which are subject to a number of risks and uncertainties.

The petrochemical business is a capital intensive business. Our ability to maintain and increase our revenues, net profit and cash flows depends upon continued capital spending. Our current business strategy contemplates capital expenditure for 2020 of approximately RMB1.5 billion (U.S.$ 215.5 million), which will be provided through financing activities and use of our own capital. Our actual capital expenditures may vary significantly from these planned amounts, subject to our ability to generate sufficient cash flows from operations, investments and other factors that may be beyond our control. In addition, there can be no assurance as to whether, or at what cost, our capital projects will be completed or the success of these projects if completed.

As of March 31, 2020, we had an aggregate outstanding indebtedness of approximately RMB 3,037 million (U.S.$ 436 million). Most of our borrowings are with state-controlled banks in China and structured as short term debt obligations with payment due in one year or less. These banks have generally been willing to provide new short term loans while we pay off existing loans. Sinopec Corp., our controlling shareholder, did not provide any guarantee or credit support for our debt for the year ended December 31, 2019 and for the three months ended March 31, 2020.

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

Our business operations may be adversely affected by present or future environmental regulations.

We are subject to extensive environmental protection laws and regulations in China. These laws and regulations permit:

•	the imposition of environmental protection tax for the discharge of waste substances;

•	the levy of payments and fines for damages for serious environmental offenses;

•	the government to close down or suspend any facility which has caused or may cause environmental damages and require it to correct or stop operations causing environmental damages; and

•	lawsuits and liabilities arising from pollutions and damages to the environment and public interests.

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

The exchange rate of the Renminbi against the US Dollar and other foreign currencies may fluctuate and is subject to alterations due to changes on the Chinese political and economic situations. In July 2005, the PRC government overhauled its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar fluctuates daily. In addition, the Chinese government has been under international pressure to further ease its exchange rate policy, and may as a result further change its currency policy.

A portion of our cash and cash equivalents is denominated in foreign currencies (mainly the U.S. Dollar). As of December 31, 2019, our bank deposits denominated in foreign currencies were equivalent to RMB336.08 million. Any increase in the value of Renminbi against other currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies.

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

As of March 31, 2020, Sinopec Corp. owned 50.44% of our shares. Accordingly, it has voting and management control over us, and its interests may be different from the interests of our other shareholders. Subject to our Articles of Association and applicable laws and regulations, Sinopec Corp. will be in a position to cause us to declare dividends, determine the outcome of corporate actions requiring shareholder approval or effect corporate transactions without the approval of the holders of the H Shares and ADSs. Any such increase in our dividend payout would reduce funds available for reinvestment in our business and any such actions or transactions could adversely affect us or our minority shareholders. Sinopec Corp. may also experience changes in its own business strategy and policies. Although we are not currently aware of any specific changes, they could, in turn, lead Sinopec Corp. to change its policies or practices toward us in ways that we cannot predict, with corresponding unpredictable consequences for our business. Additionally, Sinopec Corp. may leverage its controlling shareholder position to influence our decisions with regard to the manufacturing and operation, allocation of financial resources and appointment and removal of senior management members, which could adversely affect us or our minority shareholders.

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

We maintain a package of insurance coverage plan through Sinopec Group on our property, facilities and inventory. In addition, we maintain insurance policies for such assets as the engineering construction projects and products in transit with third-party commercial insurance companies. We carry a third party liability insurance with a coverage capped at RMB50 million in 2020 to cover claims, subject to deductibles, in respect of personal injury, property or environmental damage arising from accidents on our property or relating to our operations other than on our transportation vehicles. Our insurance coverage may not be sufficient to cover all the financial losses caused by operating hazards. Resulting losses required to be compensated or otherwise paid for by us due to such operating hazards that are not fully insured against may have a material adverse effect on our financial condition and results of operations.

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

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Auditors of companies that are traded publicly in the United States are registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess their compliance with the laws of the U.S. and applicable professional standards. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S.-listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding investors that in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading and, in the event of investor harm, substantially less access to recourse, as compared to U.S. domestic companies. The SEC/PCAOB statement noted the PCAOB’s inability to inspect audit work papers in China and its potential harm to investors. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures and quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. In light of the lack of inspections, investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.

In June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act would prescribe increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the NYSE of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or similar measures could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. It is unclear if this proposed legislation will be enacted.

If remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, we might not be able to timely file future financial statements in compliance with the requirements of the Exchange Act.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between the United States and Chinese law. Specifically, for certain United States listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law they could not respond directly to the United States regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. In January 2014, an administrative law judge reached an initial decision to impose penalties on the firms including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. On February 6, 2015, before a review by the Commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019.

In the event that the SEC brings new administrative proceedings, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States listed companies and the market price of the ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our consolidated financial statements, our consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the NYSE or deregistration with the SEC, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

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

The United States has adopted a number of measures since 1996 that provide for the possible imposition of sanctions against non-U.S. companies engaged in certain activities in and with Iran in the energy and other sectors, including, the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRSHRA”) enacted August 10, 2012 and the Iran Freedom and Counter-Proliferation Act (“IFCA”) enacted January 2, 2013, Section 1245 of the National Defense Authorization Act of 2012 (“NDAA”) enacted December 31, 2011, and Executive Order 13846 of August 6, 2018 that was issued in connection with the termination of the participation by the United States in the Joint Comprehensive Plan of Action, or JCPOA, that became effective January 16, 2016, and resulted in the waiver of certain U.S. sanctions against non-U.S. persons engaging in certain transactions with Iran. The withdrawal was effected in two stages that resulted on November 5, 2018, in the complete re-imposition of the U.S. sanctions that were waived under the JCPOA. On November 5, 2018, the United States also granted a 180-day waiver (that is potentially renewable) under Section 1245 of the NDAA to China (and seven other countries) allowing for the purchase of petroleum from Iran under specified conditions. The NDAA waiver does not authorize transactions that remain prohibited under other U.S. sanctions laws. On April 22, 2019, the U.S. Secretary of State announced that the United States would not grant any further waivers under the NDAA.

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

We have sourced a small portion of our crude oil from Iran in the past through Sinopec Corp., our current controlling shareholder, and independent third parties, and Iran may continue to be the ultimate source of a small portion of our crude oil. In addition, Sinopec Corp. and Sinopec Group, the controlling shareholder of Sinopec Corp., have engaged in operations in or purchasing crude oil sourced from Iran and may continue to do so in the future. We have no control over the activities of Sinopec Group or Sinopec Corp. in connection with any activities that they may conduct in Iran.

If our purchases of crude oil from Iran and transactions related thereto are determined to be sanctionable activities by the U.S. President and/or the relevant U.S. governmental authorities, we may be subject to five or more of the twelve sanctions options available under the Iran Sanctions Act of 1996 (as amended) (“ISA”) and the ITRSHRA, which include restrictions on bank financing, outright blocking of the Company’s property within any U.S. jurisdiction, under the control of U.S. persons anywhere in the world, and prohibition of U.S. persons from investing or purchasing a significant amount of equity or debt instruments of the Company. Similar sanctions may also be imposed under Executive Order 13846, the IFCA, and other U.S. laws. In addition, many states in the United States have adopted legislation requiring state pension funds to divest themselves of securities in any company with active business operations in Iran. We cannot assure that we or any of our affiliates will not be sanctioned by the U.S. President and/or the relevant U.S. governmental authorities in light of the activities by us or our affiliates in Iran. The imposition of any such sanctions on us or our affiliates will have a negative impact on our business, reputation or stock price. In addition, purchase of crude oil by Sinopec Corp. subsidiaries that supply us with raw materials may from time to time be sourced from National Iranian Oil Company. This entity has been identified by the U.S. government as an SDN and sanctioned under various laws, including for assisting the government of Iran to avoid sanction and for engaging in activities related to nuclear proliferation. Under Executive Order 13846, the U.S. President can sanction non-U.S. companies that engage in transactions with SDNs such as the National Iranian Oil Company. To the extent we indirectly (or directly) purchase raw materials from this entity, we risk potential U.S. government sanctions. Even absent any U.S. government sanctions, we risk adverse publicity in the world markets, which may impair our reputation and business.

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

B. Business Overview

We are one of the largest petrochemical companies in China based on 2019 net sales and ethylene production. Our highly integrated petrochemical complex processes crude oil into a broad range of products in four major product areas:

•	synthetic fibers,

•	resins and plastics,

•	intermediate petrochemicals, and

•	petroleum products.

Based on 2019 sales volumes, we are a leading Chinese producer of synthetic fibers and resins and plastic products. We believe that we are also a leading competitor in sales of petroleum products and intermediate petrochemicals in our regional markets.

Our net sales by business lines as a percentage of total net sales in each of 2017, 2018 and 2019 are summarized as follows:

Net Sales of RMB79,218.3 million in 2017

Synthetic fibers	2.53%
Resins and plastics	12.90%
Intermediate petrochemicals	12.71%
Petroleum products	40.90%
Trading of petrochemical products	29.91%
Others	1.05%

Total	100.00%

Net Sales of RMB95,613.5 million in 2018

Synthetic fibers	2.29%
Resins and plastics	11.03%
Intermediate petrochemicals	12.72%
Petroleum products	45.39%
Trading of petrochemical products	27.76%
Others	0.81%

Total	100.00%

Net Sales of RMB88,055.7 million in 2019

Synthetic fibers	2.45%
Resins and plastics	11.33%
Intermediate petrochemicals	11.71%
Petroleum products	48.98%
Trading of petrochemical products	24.63%
Others	0.90%

Total	100.00%

We derive a substantial portion of our revenues from customers in Eastern China (principally Shanghai and its six neighboring provinces), an area that has experienced economic growth above the national average in recent years. Shown by geographic region and exports, our net sales by business lines as a percentage of total net sales for each of 2017, 2018 and 2019 are as follows:

2017 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	88.07	11.93	0.00
Resins and plastics	92.75	7.25	0.00
Intermediate petrochemicals	96.52	2.25	1.23
Petroleum products	91.99	3.81	4.20
Trading of petrochemical products	40.86	47.49	11.65
Total net sales	92.68	7.13	0.19

2018 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	87.61	12.39	0.00
Resins and plastics	94.13	5.87	0.00
Intermediate petrochemicals	90.25	8.67	1.08
Petroleum products	86.60	0.90	12.50
Trading of petrochemical products	50.67	5.42	43.91
Total net sales	78.63	3.60	17.77

2019 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	89.32	10.68	0.00
Resins and plastics	83.40	16.60	0.00
Intermediate petrochemicals	93.88	5.42	0.70
Petroleum products	85.40	0.55	14.05
Trading of petrochemical products	48.48	48.26	3.26
Total net sales	78.36	3.36	18.28

Business Strategies

In 2020, we will continue to adhere to the market-oriented and efficiency-centered strategy, constantly improve the level of safety and environmental protection, further strengthen system optimization and cost reduction and promote industrial restructuring, reform and innovation as well as the establishment of leader teams to strive to overcome the impact caused by COVID-19, weather the global economic downturn, ease the pressure of the sharp decline of crude oil prices on the Company’s short-term performance, and maintain stable production and operation.

In 2020, the Company plans to process a total of 15.30 million tons of crude oil and produce a total of 9.27 million tons of refined oil, 0.82 million tons of ethylene, 0.66 million tons of paraxylene, 0.92 million tons of plastic resin, 0.65 million tons of raw materials of synthetic fibers, 0.44 million tons of synthetic fiber polymers and 0.20 million tons of synthetic fibers.

To achieve our business objectives in 2020, we intend to pursue the following strategies:

•	Improve the level of safety and environmental protection

We will promote the effective operation of HSSE management system and fully implement the responsibilities of a HSSE management entity; strengthen learning to promote employees to consciously develop habits of safety and environmental protection, establish a sound linking mechanism of employees’ production safety behaviors and assessment and incentives, and form the long-term and effective HSSE management culture. In order to promote centralized management of safe production, we will fully promote process safety management, strengthen the management of contractor and direct operation, and formally establish the ledger of dangerous chemicals (major hazard sources). Furthermore, we will continuously strengthen management of environmental protection facilities to achieve consistent compliance and operation, and promote programs such as LDAR Full Coverage and “10,000 Employees Checking Odor” to ensure a declining concentration of VOCs at the plant boundary. We will strengthen carbon emission management, continue to promote energy efficiency and energy conservation to continuously reduce energy and resource consumption.

•	Keep smooth operation of production devices

Based on the reinforcing of unplanned halt control, we will strictly control “three minors”, namely, minor fluctuation, minor anomaly and minor deviation, and resolutely guard against “three unplanneds”, namely, unplanned halt, unplanned shutdown and unplanned closedown in an attempt to improve the level of stable operation. We will promote the construction of equipment integrity management system, strengthen preventive maintenance and overhaul, ensure the quality management system of the whole process, and focus on the device maintenance mainly for B series replacement of RDS device. Besides, we will reinforce alert management, change management, self-control rate management and intelligent inspection, organize labor competitions to improve the reliability of devices, and continuously improve the level of automation control and long-term operation of devices. Improve production optimization and explore potential cost control measures to increase production efficiency

•	Improve system optimization and tap potential for cost reduction and efficiency improvement

We will reinforce the analysis of the crude oil market situation, and research and apply hedging tools to reduce crude oil costs. To improve the level of system optimization, we will deepen the concept of whole process optimization, promote the construction of crude oil online reconciliation system, and timely carry out the outsourcing of resources such as raw oil and MTBE. Meanwhile, we will further advance the implementation of a number of strategies including increasing the production of gasoline and aviation fuel, reducing the production of diesel and coke, ensuring profitability in petrochemical sector and expanding marine fuel oil. We will adhere to dynamic adjustment, strengthen the tracking of marginal contribution of chemical equipment in each product chain, and optimize product structure timely. Besides, we will attach great importance to mutual supply of raw materials with Shanghai SECCO Petrochemical Company Limited (“SECCO”), actively strive for Sinopec’s internal and social high-quality resources, to ensure the efficient high load operation of devices. In addition, we will strictly control inventory and reduce costs, adhere to the low inventory strategy, strengthen comprehensive dynamic management, purchase crude oil reasonably, so as to control crude oil inventory. Meanwhile, we will pay attention to material reserve management, optimize material reserve manner, ensure the inventory control management of raw material, intermediate material and finished products at a reasonable level. As a result, the inventory structure can be further optimized. Furthermore, we will vigorously promote the standardized material procurement, and improve procurement quality and efficiency, so as to control procurement costs. We will continue to focus on the evaluating of major costs and expenses and increase the budget and final account management of major costs such as inspection and maintenance, to achieve overall control of costs and expenses.

•	Accelerate the adjustment of industrial structure and make breakthrough in core technologies

We will fully launched the establishment work of “14th Five-Year Plan”, initiated the construction of 48K large tow carbon fiber and other projects, and actively promoted the implementation of refining clean-up transformation, environmentally friendly ethylene project and third circuit 220KV power line project, ensuring oil cleaning project, the second phase of the carbon fiber project and other projects can be put into production on time. Meanwhile, we will continue to promote the investment and construction of projects such as pipeline company and China Aviation Oil transport base and advance the implementation of projects such as Baling Petrochemical Corp’s elastic new materials and Shanghai Huayi MMA. In order to accelerate the formation of industrial cluster superiority, we will promote the R&D of carbon fiber composite and industrial cultivation. Besides, we will continue to make breakthrough in large tow carbon fiber project and domestication of oxidation furnaces and carbonization furnaces and focus on the development and application of core technologies for carbon fiber and its composite materials. Furthermore, we will pay close attention to the development trend of hydrogen energy to promote its development, explore and establish new materials innovation research centers, accelerate the promotion and application of 5G technology and the transformation of information infrastructure, and explore the application of artificial intelligence and big data.

•	Further strengthen corporate management and advance the reform of management system

In accordance with the development needs of the industry, the Company will explore the development models of its four major sectors, namely, oil refining, petrochemical, new materials and capital operations, adjust and optimize capabilities and settings of functional departments, sort out problems and difficulties of the existing management process, and study methods for system improvement to promote management optimization. In addition, the Company will improve the performance evaluation system based on the balanced scorecard, highlighting value unleash, benefit orientation, innovation and vitality, and effectively transforming strategic goals into action goals. The Company will promote the strategy of “boosting enterprises through talents”, actively advance the establishment of competence system for management leaders and the implementation of fault tolerance and error correction systems, intensify the training and recruitment of medium- and high-level technical and skilled personnel, improve the cultivation and incentive mechanism of scientific and technological talents, and carry out and strengthen staff training to improve the comprehensive quality, operational skills and emergency response capabilities of skilled personnel in an all-round way.

Principal Products

We produce four principal types of products with different specifications, including synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. We use many of the important petroleum products and intermediate petrochemicals we produce in producing our own downstream products.

The following table shows a comparison of the production volume and sales volume in 2018 and 2019 by our major products.

	Production			Sales
Products	2019 (10,000 tons)	2018 (10,000 tons)	Year-on-year change	2019 (10,000 tons)	2018 (10,000 tons)	Year-on-year change
DieselNote1	384.50	373.08	3.06%	384.14	372.70	3.07%
Gasoline	346.84	322.92	7.41%	345.31	325.67	6.03%
Jet FuelNote1	187.86	146.82	27.95%	135.39	100.37	34.89%
Paraxylene	66.68	67.30	-0.92%	45.55	49.82	-8.57%
BenzeneNote2	37.33	34.86	7.09%	32.98	31.02	6.32%
Ethylene Glycol	28.67	41.52	-30.95%	18.23	30.65	-40.52%
Ethylene Oxide	27.55	19.43	41.79%	26.69	18.48	44.43%
EthyleneNote2	84.13	77.78	8.16%	0.19	2.90	-93.45%
Polyethylene	53.73	41.79	28.57%	53.58	41.62	28.74%
Polypropylene	46.96	49.36	-4.86%	43.36	49.37	-12.17%
Polyester PelletNote2	35.90	40.65	-11.69%	28.09	27.18	-3.35%
Acrylic	13.69	11.32	20.94%	13.70	11.33	20.92%
Polyester Staple	3.94	4.77	-17.40%	3.94	4.16	-5.29%

Notes: 1. Excludes sales volume on a sub-contract basis.

           2. The difference between production and sales are internal sales.

The above-mentioned sales volume and sales revenue do not include the trading of our petrochemical products.

The following table shows our 2019 net sales by major products as a percentage of total net sales together with the typical uses of these products.

Product	% of net sales	Typical Use
SYNTHETIC FIBERS
Polyester staple fiber	0.22	Textiles and apparel
Acrylic staple fiber	2.08	Cotton type fabrics, wool type fabrics
Others	0.15
Sub-total	2.45
RESINS AND PLASTICS
Polyester chips	1.99	Polyester fibers, films and containers
Polypropylene pellets	4.72	Films, ground sheeting, wire and cable compound and other injection molding products such as housewares and toys
Polypropylene pellets	4.10	Films or sheets, injection molding products such as housewares, toys and household electrical appliances and automobile parts
Polyvinyl alcohol (“PVA”)	0.12	PVA fibers, building coating materials and textile starch
Others	0.40
Sub-total	11.33
INTERMEDIATE PETROCHEMICALS
Ethylene	0.01	Feedstock for polyethylene, ethylene glycol, polyvinyl chloride and other intermediate petrochemicals which can be further processed into resins, plastics and synthetic fiber.
Ethylene oxide	1.99	Intermediate products for the chemical and pharmaceutical industry, including dyes, detergents and adjuvant

Product	% of net sales	Typical Use
Benzene	1.61	Intermediate petrochemical products, styrene, plastics, explosives, dyes, detergents, epoxies and polyamide fiber
Paraxylene	3.19	Intermediate petrochemicals and polyester
Butadiene	0.90	Synthetic rubber and plastics
Ethylene glycol	0.87	Fine chemicals
Others	3.14
Sub-total	11.71
PETROLEUM PRODUCTS
Gasoline	19.37	Transportation fuels
Diesel	18.21	Transportation fuels and agricultural machinery fuels
Jet Fuel	6.38	Transportation fuels
Others	5.02
Sub-total	48.98
Trading of petrochemical products	24.63	Import and export trade of petrochemical products (purchased from domestic and overseas suppliers)
Others	0.90

Total	100.00

The following table provides a detailed description of our major products by industry segment, primary upstream raw materials, transport and storage method, primary downstream application fields and key price-influencing factors:

Product	Industry segment	Primary upstream raw material	Transport/storage method	Primary downstream application fields	Key price-influencing factors
Diesel	Petroleum products	Petroleum	Pipeline transportation and shipping/ storage tank	Transportation fuel, agricultural machinery fuel	International crude oil price, government control
Gasoline	Petroleum products	Petroleum	Pipeline transportation and shipping/ storage tank	Transportation fuel	International crude oil price, government control
Jet Fuel	Petroleum products	Petroleum	Pipeline transportation and shipping/ storage tank	Transportation fuel	International crude oil price, supply-demand balance
Paraxylene	Intermediate petrochemicals	Naphtha	Road transportation/ storage tank	Intermediate petrochemical products and polyester	Raw material price, supply-demand balance
Benzene	Intermediate petrochemicals	Naphtha	Road transportation, shipping, rail transportation/ storage tank	Intermediate petrochemical products, styrene, plastic, explosive, dye, detergent, epoxy resin, chinlon	International crude oil price, market supply-demand condition
Ethylene Glycol	Intermediate petrochemicals	Naphtha	Road transportation/ storage tank	Fine Chemicals engineering	International crude oil price, market supply-demand condition

Product	Industry segment	Primary upstream raw material	Transport/storage method	Primary downstream application fields	Key price-influencing factors
Ethylene Oxide	Intermediate petrochemicals	Naphtha	Road transportation, pipeline transportation/ storage tank	Chemical and medical industry intermediate products, including dyes, detergents and auxiliary	International crude oil price, market supply-demand condition
Ethylene	Intermediate petrochemicals	Naphtha	Road transportation, pipeline transportation, shipping/storage tank	PE, EG, PVC and other raw material for further processing of intermediate petrochemical products such as resins, plastics and synthetic fibres	International crude oil price, supply-demand balance
Polyethylene	Resins and plastics	Ethylene	Road transportation, shipping and rail transportation/ warehousing	Film, mulching film, cable insulation material and housewares, toys injection moulding products	Raw material price and market supply-demand condition
Polypropylene	Resins and plastics	Propylene	Road transportation, shipping and rail transportation/ warehousing	Film, mulching film, housewares, toys, household appliances and auto parts injection moulding products	Raw material price and market supply-demand condition
Polyester chips	Resins and plastics	PTA, EG	Road transportation, shipping and rail transportation/ warehousing	Polyester fibre or film, container	Raw material price and market supply-demand condition
Acrylics	Synthetic fibres	Acrylonitrile	Road transportation, shipping and rail transportation/ warehousing	Simple spinning or blend with other material for texture or acrylic top	Raw material price and market supply-demand condition
Polyester	Synthetic fibres	Polyester	Road transportation, shipping and rail transportation/ warehousing	Texture, apparel	Raw material price and market supply-demand condition

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

Crude oil
CDU & VDU
LNAP
HNAP
Coal diesel
Vacuum gas oil
Atmospheric residue
Vacuum residue
Naphtha Rehydrotreating Unit
Refined Naphtha
Kerosene
Blending
HCU
LPG
Hydrogenated cycle oil
Diesel Hydrotreating Unit
Refined Coker Gasoline
Refined diesel
Residue Hydro Treating Unit
Naphtha
Diesel
Hydrogenated heavy oil
CCU
coker gasoline
coker diesel
Coker gas oil
Petroleum Coke
Solvent deasphalting Unit
Deasphalted oil
Deoiling asphalt
Blending of asphalt
DCU
Dry gas
LPG
Gasoline
Light Diesel
Heavy Diesel
Slurry oil
Coke
Scorching
C2 Recycling Unit
Ethylene rich gas
Gas separation unit
Propylene
Propane
C4
Refined Gasoline
Light gasoline
Heavy gasoline
Light slurry oil
Heavy slurry oil
Ethylene unit
Ethylene
Propene
pyrolysis C4
pyrolysis gasoline
pyrolysis diesel
ethylene bottom oil
Vinyl unit
vinyl
Nitrasol unit
nitrasol
polyethylene unit
polyethylene resin
Glycol unit
ethylene oxide
glycol
polypropylene unit
polypropylene resin
Butadiene extraction unit
butadiene
Raffinate C4
Gasoline hydrotreating unit
pyrolysis C9
pyrolysis C5
C5 unit
isoprene
pentadiene
dicyclopentadiene
Raffinate C5
Isopentene Unit
isopentene
pentene
Returned C5
Hydrogenated gasoline
Hydrogenated gasoline extraction unit
Reforming unit
LPG
C6
Reformate
C6, C7
toluene
Dry gas
P-xylene
C10 heavy aromatic
C8
C7, C9, heavy aromatic
Blending
Benzene
Polyester unit
industrial filament
polyester staple fiber
PET chip
MTBE Unit
methanol
MTBE
Butene-1
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

Raw Materials

In 2019, we continued to strengthen our advantages in refining and chemical integration and leverage the strong adaptability of our refining plants to process more high-sulfur crude oil; we used a Process Industry Modeling System to determine the cost performance of crude oil to further improve the cost control of crude oil purchases; and the total volume of the top ten main types of oil purchased in the whole year of 2019 accounted for 100% of the total purchase of crude oil.

To enhance the overall profitability, we optimized our ethylene cracking stocks, adjusted and improved our natural gas and fuel gas structure, optimized our hydrogen system, reduced the emission and increased the efficiency of flare gas, increased the outputs of gasoline and aviation kerosene, and optimized naphtha, residual oil and wax oil processing lines. By reducing the output of paraxylene, we increased our supply of high-octane gasoline blending components to produce more gasoline. By substituting aviation kerosene hydrogenation equipment for diesel hydrogenation equipment and upgrading the 3.3 million tons of diesel hydrogenation equipment, we further optimized the structure of our finished oil products, achieving a diesel to gasoline ratio of 1.11:1 for 2019. We strengthened our tracking of the margin contribution of our units, and continuously carried out daily profitability measurement for each product so as to promptly detect changes in profitability, quickly adjust the load and running schedule of our production units and afford priority to the production of products with high profitability and market demand.

Crude Oil

Crude oil is our primary raw material and the most significant raw material we purchase from outside sources. In 2019, crude oil accounted for approximately 56.20% of our total cost of sales. Accordingly, the supply and price of crude oil are key factors in determining our profitability.

Supply and Transportation – The crude oil required by us is purchased through Sinopec Corp., as an agent, from foreign sources and Shanghai Nanguang Petrochemical Co., Ltd., as an agent, from domestic sources. During 2019, we did not experience any significant problems in obtaining sufficient crude oil to meet our production needs.

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

We have received confirmation from Sinopec Corp. that it will purchase on our behalf 15.30 million tons of imported crude oil in 2020. Sinopec Corp. has further confirmed that, subject to China’s national crude oil policy and our actual production needs, it will continue to purchase on our behalf sufficient quantities and appropriate types of crude oil, including domestic offshore and imported crude oil, to satisfy our anticipated annual needs. We anticipate that we will fully utilize our supply of crude oil in 2020. We believe that the mix of crude oil feedstock currently available is satisfactory for our 2020 production capacity and targets. Additionally, as part of China’s commitment at its accession into WTO, certain non-state-owned enterprises have been granted an increasing amount of quota to import crude oil. Although we do not expect to obtain crude oil through this channel in the foreseeable future due to the current crude oil supply system, this may provide us with an alternative source of crude oil supply.

Crude Oil Mix – Our refining equipment is designed to process certain grades of crude oil. Therefore, the origin and quality of the crude oil available can be important to our business. We believe that as we have been significantly increasing usage of imported crude oil, we will continue to be able to obtain from the market such imported crude oil that is compatible with our refining equipment. The overall mix of foreign versus domestic crude oil we process in 2020 will depend on a variety of factors, including the amount of future supply of domestic offshore crude oil and the availability, price, quality, processing profitability and compatibility with our refining capabilities of imported crude oil. Provided there are no significant modifications to the existing channels of crude oil supply, we believe that sufficient supplies of crude oil will be available on the domestic or international markets for our 2020 production capacity and goals.

In 2019, our crude oil was sourced as follows:

Domestic offshore crude oil	1.03%
Imported crude oil	98.97%

Total:	100.00%

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

Pricing – The price of domestic crude oil shall apply the market –adjusted rate and the imported crude oil is generally sold to us at prevailing international market prices. The average cost of imported crude oil and domestic offshore crude oil in 2019 was RMB 3,321.09 (U.S.$ 477.04) per ton and RMB 3,661.41 (U.S.$ 525.93) per ton, respectively. In 2019, we processed 14,013,663 tons of imported crude oil and 1,185,699 tons of domestic offshore crude oil (including 1,064,566 tons of crude oil processed on a sub-contract basis).

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

The international crude oil market fluctuated in 2019. From the initial concerns about tightening supply gradually to the global economic slowdown, dragging down oil demand, international crude oil prices have shown a trend of rising and then declining, moving in a wide range. The crude oil price went up unilaterally in the first quarter, shock fell in the second quarter, moved in a wide range in the third quarter, and went up unilaterally again in the fourth quarter. Brent crude oil futures basically ran between USD53-73/barrel throughout the year, within which the futures fluctuated in the range of USD58-65/barrel most of the time. By the end of 2019, the Brent crude oil price increased by 23.00% year-on-year, while the West Texas Intermediate crude oil (WTI) increased by 34.50% year-on-year. However, the average price of crude oil in 2019 was still lower than that in 2018. The average price of WTI crude oil in 2019 was USD57.01/barrel, down by 11.23% from USD64.22/barrel in 2018; the average price of Brent crude oil in 2019 was USD64.16/barrel, down by 10.38% from USD71.59/barrel in 2018; the average price of Dubai crude oil in 2019 was USD63.95/barrel, down by 8.47% from USD69.87/barrel in 2018.

For the year ended December 31, 2019, we processed a total of 15.2 million tons of crude oil (including 1.1 million tons of crude oil processed on a sub-contract basis), representing a slight increase of 820,400 tons, or 5.71%, over the previous year. The average unit cost of crude oil processed (by us) in 2019 was RMB 3,330.63/ton (RMB3,382.38/ton in 2018), representing a decrease of 1.53% over the previous year. Our total cost of crude oil processed reached RMB47.08 billion in 2019, representing an increase of 1.97% as compared to RMB46.17 billion in 2018, which represented 56.20% of the total cost of sales.

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

We expect that our total requirement for coal to generate electricity in 2020 will be approximately 1.85 million tons. In 2019, we consumed approximately 1.89 million tons of coal, a decrease of 0.11 million tons from 2018 of 2.00 million tons.

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

We purchase some ancillary raw materials from outside sources. These raw materials include natural gas, methanol, ammonia, sodium hydroxide, sulfur, acetone, acrylonitrile, PTA, propylene and a variety of catalytic agents. In 2019, the total cost of these materials accounted for approximately 11.96% of our total cost of sales. We do not expect any difficulties in obtaining a supply of any of these ancillary raw materials in amounts sufficient to meet our needs in the foreseeable future.

Sales and Marketing

Distribution

The distribution of our fuel products is subject to government regulations. We are required to sell certain refined products to the subsidiaries of Sinopec Group or customers designated by Sinopec Group. Since the second half of 2005, Sinopec Group has executed reforms to its system of selling petrochemical products and implemented what it refers to as a “Five Consolidations” strategy featuring “consolidated marketing strategy, consolidated promotion, consolidated logistics optimization, consolidated sales and consolidated branding.” As a result, the sales of our major petrochemical products are now conducted in a consolidated manner by sales agents designated by Sinopec Group. However, we have the autonomy to decide on the distribution method of our other products in accordance with market conditions. The products we sold in 2019 that were subject to planned distribution by Sinopec Group, sales by agents and sales based on our own discretion accounted for 62.55%, 34.21% and 3.24%, respectively, of the total products we sold.

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

We use long term contracts to sell most of our products. We did not experience significant write-offs or defaults on our accounts receivable or other trading accounts in 2019. In general we managed to maintain a stable correlation between production and sales in 2019.

Product breakdown

Synthetic Fibers – In 2019, 32.0% of our synthetic fiber products were purchased by provincial and municipal government trading companies that act as intermediaries between us and end-users. No single customer accounted for more than 22% of our sales of synthetic fibers in 2019. List of customers each accounting for more than 10% of the sales in this segment: Shanghai Xinshan Chemical Co., Ltd.: 14.2%; Shaoxing Xiangyu Green Packing Co., Ltd.: 21.9%.

Resins and Plastics – In 2019, approximately 46.3% of our resins and plastics sales were to provincial and municipal government trading companies and approximately 53.7% were sold to industrial users. No single customer accounted for more than 5% of our sales of resins and plastics in 2019.

Intermediate Petrochemicals – We sell a variety of intermediate petrochemical products, among which the sale volume of petroleum benzene and paraxylene was relatively high in 2019. SECCO is the principal outside consumer of our petroleum benzene. In 2019, we sold 0.1802 million tons of petroleum benzene to SECCO, representing 54.81% of our total 2019 production of such product. List of customers each accounting for more than 10% of sales in this segment: SECCO: 54.81%; Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd.: 10.27%.

Jiaxing Petrochemical Company Limited and Oriental Petrochemical (Shanghai) Corporation are the outside consumers of our paraxylene. In 2019, we sold 0.3954 million tons and 0.0591 million tons of paraxylene, representing 86.76% and 12.97% of our total 2019 production of such product, to Jiaxing Petrochemical Company Limited and Oriental Petrochemical (Shanghai) Corporation respectively, at prices mutually agreed upon by the relevant parties.

Petroleum Products – In 2019, our primary gasoline and diesel customer was Sinopec Huadong Sales Company Limited.

Trading of Petrochemical Products – In 2019, our largest trading customer for petrochemical products was Sinopec Chemical Commercial Holding Company Limited.

Major Suppliers and Customers

Our top five suppliers in 2019 were China International United Petroleum & Chemical Co., Ltd., Materials and Equipment Department of China Petroleum and Chemical Corporation, Shengyuan Ji (Jiangsu) Industrial Co., Ltd., Shanghai Gas Co., Ltd. and Shanghai International Holding Co. Total procurement costs involving these five suppliers, which amounted to RMB 49,147.6 million, accounted for 51.59% of our total procurement costs for the year. The procurement from the largest supplier amounted to RMB 43,887.0 million, representing 46.07% of the total costs of purchases by our Group for the year.

Our top five customers in 2019 were East China Branch of Sinopec Sales Company Limited, Jiaxing Petrochemical Co., Ltd., Hengli Petrochemical (Dalian) Co., Ltd., Macau New Solar Co., Ltd., and Zhongtuo (Fujian) Industry Limited. Total sales to these five customers amounted to RMB 48,734.6 million, representing 48.57% of our total turnover for the year. Sales to our largest customer amounted to RMB 42,658.0 million, representing 42.51% of our total revenue for the year.

To the knowledge of the Board, among the suppliers and customers listed above, none of the directors or shareholders of the Company (and their respective close associates) had any interests in Shengyuan Ji (Jiangsu) Industrial Co., Ltd., Shanghai Gas Co., Ltd., Shanghai International Holding Co., Ltd., Jiaxing Petrochemical Co., Ltd., Hengli Petrochemical (Dalian) Co., Ltd., Macau New Solar Co., Ltd., and Zhongtuo (Fujian) Industry Co., Ltd. China International United Petroleum & Chemical Co. Ltd., Materials and Equipment Department of China Petroleum and Chemical Corporation, and East China Branch of Sinopec Sales Company Limited are subsidiaries of Sinopec Corp., the controlling shareholder of the Company.

Product Pricing

Most of our products are permitted to be sold at market prices. However, four types of petroleum products (gasoline, diesel and jet fuel, and liquefied petroleum gas) that we sell are subject to varying degrees of government pricing control and are, accordingly, sold at prices set by the Chinese government, which may sometimes be below our costs. In 2017, 2018 and 2019, approximately 36.95%, 41.62% and 44.81% of our net sales, respectively, were from products subject to price controls. Price controls may apply to these products in various ways. Such price controls are sometimes applied exclusively to our products, exclusively to our competitors’ products or sometimes applied to neither our products nor our competitors’ products. The Chinese government has adopted changes to the pricing mechanism for domestic refined oil to be indirectly aligned with international crude oil prices in a controlled manner through use of certain formula(s).

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

Competition

We compete principally in the Chinese domestic market where 81.7% of our products in volume were sold in 2019. In addition, we believe the limitation in transportation infrastructure in China and the difficulties involved in transporting petrochemical products force petrochemical companies in China, including us, to compete primarily on a regional basis. In 2019, 78.4% of our net sales were made to customers in Eastern China.

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

Synthetic Fibers

In 2019, we had an approximate 0.5% share of total domestic polyester and acrylic consumption while imports had an approximate 1.19% share.

The following table summarizes the competitive position of our principal synthetic fibers according to domestic sales in 2019.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal domestic competitor’s share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Acrylic	19.57	2	Jilin Province	38.58	12.8

Sources: Zhuochuang Information (www.chem99.com).

Resins and Plastics

In 2019, we had an approximate 1.85% share of total domestic resins and plastics consumption while imports had an approximate 28.52% share. The following table summarizes the competitive position of our principal resins and plastics products according to domestic sales in 2019.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Polyester chips	2.61	5	Zhejiang Province	5.12	4.14
Polyethylene	1.57	22	Guangdong Province	2.55	48.56
Polypropylene	1.84	22	Zhejiang Province	1.80	13.69

Sources: Zhuochuang Information (www.chem99.com).

Intermediate Petrochemicals

In 2019, we were one of the largest sellers of intermediate petrochemicals in China, holding an approximate 1.97% share of total domestic consumption, while imports had an approximate 23.32% share of domestic consumption. Ethylene glycol, paraxylene, benzene and butadiene are our major intermediate petrochemical products. In 2019, we were a major producer of ethylene glycol, paraxylene and benzene in China. The following table summarizes the competitive position of our principal intermediate petrochemicals according to domestic sales in 2019.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Ethylene glycol	1.61	6	Zhejiang Province	2.71	55.76
Paraxylene	2.25	11	Zhejiang Province	5.40	50.55
Benzene	2.87	3	Jiangsu Province	3.02	14.92
Butadiene	3.20	23	Zhejiang Province	1.23	8.83

Sources: Zhuochuang Information (www.chem99.com ).

Petroleum Products

In 2019, we had an approximate 2.87% share of total domestic petroleum products market while imports had an approximate 7.3% share. Although we have one of the largest refining capabilities in China, we use most of our refining capacity to produce feedstock for our own downstream processing of petrochemical products.

The domestic markets for each of our major petroleum products are geographically concentrated because these markets tend to be highly localized with individual producers controlling a large share of the markets in their locality. In 2019, we sold approximately 85.40% of our petroleum products in Eastern China.

Research and Development, Patents and Licenses, etc.

We have a number of technology development units, including the Petrochemical Research Institute, the Plastics Research Institute, the Polyester Fiber Research Institute, the Acrylic Fiber Research Institute and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. Our research and development expenditures in 2017, 2018 and 2019 were RMB36.7 million, RMB37.3 million and RMB93.0 million, respectively. The increase was mainly due to the increase in research and development investment in projects related to the control of potential safety hazards.

We are not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

Investments

We established SECCO, a Sino-foreign equity joint venture, in late 2001 with BP Chemicals East China Investments Limited (“BP”) and Sinopec Corp., primarily to build and operate a 900,000 ton Rated Capacity ethylene petrochemical manufacturing facility. SECCO completed construction and commenced its manufacturing operations in 2005. In 2009, SECCO had expanded the capacity of certain facilities to 1,090,000 tons of ethylene per annum. We own 20% of the equity interest of SECCO, while BP and Sinopec Corp. own 50% and 30% interests in SECCO, respectively. In October 2017, BP transferred its 50% equity interests in SECCO to a subsidiary of Sinopec Corp., Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd. As a result of equity transfer, we, Sinopec Corp. and Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd. own 20%, 30% and 50% interests in SECCO, respectively, and SECCO was converted into a PRC domestic company. The registered capital of SECCO is RMB7,800,811,272.00, all of which had been fully contributed by the shareholders in accordance with their equity percentages in SECCO as of October 18, 2017.

In 2019, SECCO achieved a sales revenue of RMB28.34 billion (U.S.$ 4.07 billion), representing an increase of 7.67% from its sales revenue of RMB26.32 billion (U.S.$3.83 billion) in 2018. SECCO produced 288,473 tons of ethylene in 2019, representing an increase of 79,398 tons over the previous year. SECCO had a net profit of RMB3.38 billion (U.S.$ 485.51 million) in 2019, representing an increase of RMB0.15 billion (U.S.$ 21.55 million) over the previous year.

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

We were subject to various administrative penalties for its violations of the relevant PRC environmental laws and regulations in the past three years. In 2019, we were subject to 3 administrative penalties for violations of the relevant PRC environmental laws and regulations, with fines in a total of RMB2.15 million.

We believe our environmental protection facilities and systems are adequate for the existing national and local environmental protection regulations. In 2019, we continued to carry out various energy-saving and emissions reduction measures in accordance with the relevant domestic energy conservation and emissions reduction requirements, and achieved all energy-saving and emissions reduction goals set by the Chinese government during the year.

During 2019, the Company’s overall level of energy consumption per RMB10,000 of product value was 0.745 ton of standard coal, decreased by 1.97% from the previous year. As compared with 2018, the total volume of ammonia nitrogen discharged was increased by 143.58%, while that of chemical oxygen demand, sulfur dioxide, nitrogen oxides and volatile organic compounds declined by 9.02%, 7.14%, 12.70% and 3.83%, respectively. At the same time, the compliance rate of waste water and waste gas emissions reached 100%, and all hazardous waste was disposed of properly at 100%. The average heat efficiency of heaters was 92.60%, which was basically the same as last year.

Insurance

We currently participate in a package of insurance coverage plan through Sinopec Group as its controlled subsidiary, which, as of December 31, 2019, was approximately RMB43.448 billion (U.S.$ 6.241 billion) on our property and facilities and approximately RMB4.82 billion (U.S.$ 692.35 million) on our inventory. In addition, we maintain insurance policies for such assets as engineering construction projects and products in transit with third-party’s commercial insurance company. The Sinopec Group insurance coverage is compulsory and applies to all enterprises controlled by Sinopec Group, pursuant to guidelines of Sinopec Group which may not be legally enforceable against Sinopec Group. Thus, there are uncertainties under Chinese law as to what percentage insurance claims we may demand against Sinopec Group.

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

Cyber Security

We have implemented policies and procedures intended to prevent cyber incidents and to identify and respond to unauthorized intrusions. With respect to our internal internet policies on cybersecurity, we have established an information safety management system and issued internal regulations on cybersecurity, internal hardware and data safety systems and we are gradually implementing measures relating to the office environment information safety management, information system access control, protection from any malicious software, and internal review and audit of information safety risks, in order to prevent loss of information due to cybersecurity incidents, network outages or hardware incidents. In 2019, we did not experience any material cybersecurity incidents or related losses.

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

Business Operations Relating to Iran and other U.S. Sanctioned Countries

In 2019, we sourced no crude oil from Iran.

In addition, based on feedback to our inquiries to Sinopec Corp., in 2019, it sourced approximately 2.0% of its total refinery throughputs of crude oil from Iran. Based on Sinopec Corp.’s internal reports and statistics, Sinopec Corp. recorded no revenue or net profit from its trading activities with Iranian companies.

In addition, based on feedback to our inquiries to Sinopec Group, the controlling shareholder of Sinopec Corp., Sinopec Group engaged in a small amount of business activities in Iran such as providing engineering services and designs. Sales revenue and profits from these business activities accounted for 0.05% and 0.06% of its total unaudited sales revenue and profits, respectively.

We have no performance obligations under any contract to continue to purchase crude oil sourced from Iran in 2020.

C. Organizational Structure.

Our Subsidiaries

As of December 31, 2019, our significant subsidiaries are listed below. All of the subsidiaries named below are incorporated in China.

Subsidiary Name	Our ownership interest (%)	Our voting power (%)
Shanghai Petrochemical Investment Development Company Limited	100.00	100.00
China Jinshan Associated Trading Corporation	67.33	67.33
Shanghai Jinchang Engineering Plastics Company Limited	74.25	71.43
Shanghai Golden Phillips Petrochemical Company Limited	100.00	100.00
Shanghai Jinshan Trading Corporation	67.33	67.33

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

Name of Company	Particulars of issued capital	Type of legal entity	Percentage of equity held by Sinopec Corp. and its subsidiary	Principal activities
	(millions)		(%)
Sinopec International Petroleum Exploration and Production Company Limited	RMB8,000	Limited company	100.00	Investment in exploration, development, production, sales of petroleum and natural gas and other areas
Sinopec Great Wall Energy and Chemical Company Limited	RMB22,761	Limited company	100.00	Coal chemical industry investment management, production and sale of coal chemical products
Sinopec Yangzi Petrochemical Company Limited	RMB15,651	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Pipeline Storage & Transportation Company Limited	RMB12,000	Limited company	100.00	Pipeline storage and transportation of crude oil
Sinopec Yizheng Chemical Fiber Limited Liability Company	RMB4,000	Limited company	100.00	Production and sale of polyester chips and polyester fibers
Sinopec Lubricant Company Limited	RMB3,374	Limited company	100.00	Production and sale of refined petroleum products, lubricant products, lubricant base oil, and petrochemical materials
Sinopec Qingdao Petrochemical Company Limited	RMB1,595	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Chemical Sales Company Limited	RMB1,000	Limited company	100.00	Marketing and distribution of petrochemical products
China International United Petroleum & Chemical Company Limited	RMB5,000	Limited company	100.00	Trading of crude oil and petrochemical products
Sinopec Overseas Investment Holding Limited	U.S.$1,662	Limited company	100.00	Investment holding of overseas business
Sinopec Catalyst Company Limited	RMB1,500	Limited company	100.00	Production and sale of catalyst products
China Petrochemical International Company Limited	RMB1,400	Limited company	100.00	Trading of petrochemical products
Sinopec Beihai Refining and Chemical Limited Liability Company	RMB5,294	Limited company	98.98	Import and processing of crude oil, production, storage and sales of petroleum and petrochemical products
Sinopec Qingdao Refining and Chemical Company Limited	RMB5,000	Limited company	85.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Hainan Refining & Chemical Company Limited	RMB9,628	Limited company	75.00	Manufacturing of intermediate petrochemical products and petroleum products

Name of Company	Particulars of issued capital	Type of legal entity	Percentage of equity held by Sinopec Corp. and its subsidiary	Principal activities
	(millions)		(%)
Sinopec Marketing Co.	RMB28,403	Limited company	70.42	Marketing and distribution of refined petroleum products
Shanghai SECCO Petrochemical Company Limited	RMB7,801	Limited company	67.60	Manufacturing and sales of petrochemical products
Sinopec-SK (Wuhan) Petrochemical Company Ltd.	RMB7,193	Limited company	59.00	Production, sale, research and development of petrochemical products, ethylene and downstream derivatives
Sinopec Kantons Holdings Limited	HK$248	Limited company	60.33	Provision of crude oil jetty services and natural gas pipeline transmission services
Sinopec Shanghai Gaoqiao Petrochemical Company Limited	RMB10,000	Limited company	55.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited	RMB10,824	Limited company	50.44	Manufacturing of synthetic fibers, Resin and plastics, intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited	RMB8,140	Limited company	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products

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

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for petroleum products and intermediate petrochemicals in 2019:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate (%)
Crude oil distillation units (2)	14,000,000	99.15
Hydrocracker (2)	3,000,000	90.18
Ethylene unit	700,000	109.76
*Aromatics units (2)	835,000	98.91
PTA unit	400,000	81.40
Ethylene oxide / ethylene glycol units (2)	525,000	91.04
Cracking and catalyzing	3,500,000	102.32

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate (%)
Delayed coking (2)	2,200,000	87.94
Diesel oil hydrogenation units (2)	3,850,000	96.20
**Acrylonitrile unit	650,000	101.37
C5 segregation units (2)	205,000	137.85

*	The No. 1 paraxylene unit (235,000 tons/year) ceased operating during the whole year.
**	No. 2 Diesel hydrogenation facility (1,200,000 tons/year) was revamped into acrylonitrile facility by the end of 2016. Annual production is 650,000 tons/year.

Our two crude oil distillation units were designed and built in China. In 2019, the actual quantity of crude oil we processed was approximately 15.20 million tons. Our hydrocracker uses technology from United Oil Products Corporation of the United States. Our second ethylene unit uses technology from ABB Lummus Global Inc. of the United States. The aromatics unit uses technology from Universal Oil Products Corporation of the United States. The PTA unit uses technology from Mitsui Petrochemical Corporation of Japan. The ethylene oxide / ethylene glycol unit was constructed using technology from Scientific Design Corporation of the United States.

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for resins and plastics and synthetic fibers in 2019:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate (%)
*Polyester units (3)	550,000	88.11
**Polyester staple units (2)	158,000	88.39
Polyester filament unit	21,000	82.47
Acrylic staple fiber units (3)	141,000	113.58
Polypropylene units (3)	408,000	97.80
Polypropylene units (3)	400,000	98.48
Vinyl acetate unit	86,000	93.54

*	No. 3 polyester fibre facility (100,000 tons/year) was discontinued on 1 September 2013.
**	No. 1 Polyester staple fibre facility (4,000 tons/year) was suspended for the whole year.

Our polyester units use technology from Kanebo Corporation of Japan and E.I. Dupont DeNemours & Co. Inc. of the United States. The polyester staple units use technology from Teijin of Japan and Jima of Germany as well as Chinese technology. The polyester filament units use technology from Murata Manufacturing Company Limited and Teijin Corporation of Japan, Barmag AG of Germany and E.I. Dupont DeNemours & Co. Inc. We produce polyethylene in three units; two LDPE units which use technology from Mitsubishi Petrochemical Corporation of Japan and BASF LDPE of Germany; and one high-density polypropylene unit uses the Borstar bimodal polyethylene technology from Northern European Chemical Engineering Company.

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

In 2019, we continued to place emphasis on quality, health, safety & environment (“QHSE”) by implementing a QHSE responsibility system at each level to strengthen the safety supervision at our operations and construction sites and to improve the QHSE-related performance appraisal. We believe these efforts have resulted in continued improvement in our safety and environmental protection practices. We did not encounter serious accidents involving production safety, environmental pollution or occupational poisoning in 2019. Among the 59 major indicators that measure technical and economic capacity, 34 exceeded those of the previous year with a year-over-year growth rate of 57.63%.

Transportation-Related Fixtures

Crude oil, our principal raw material, is transported by pipeline and oil tanker to a crude oil terminal wharf and storage tanks. Our products leave the factory by water, rail, road and pipeline. In 2019, approximately 89.97% of our products by sales volume were collected by customers from our premises, and we delivered the balance. Our major ethylene customer is supplied via a pipeline. Some of the products collected by customers were also transported using our facilities.

Wharfs

We own one chemical wharf at Jinshan with five berths of 3,000, 5,000, 10,000, 10,000 and 30,000 tons. We also own a connecting pipeline capable of loading up to approximately 4.6 million tons of chemical products annually onto ocean-going barges and ships. In 2019, products representing 28.37% of total sales volume were shipped from the wharf. We also have a facility to load ships and barges which use the region’s inland waterways. In 2019, products representing 0.95% of total sales volume were shipped from these facilities. We believe that we have a competitive advantage because a greater proportion of our products are shipped by water as opposed to rail and truck, which is subject to capacity constraints on China’s rail and highway networks. Additionally, we own facilities for receiving crude oil and coal at docks that we own and transporting such materials by pipeline or conveyor to our production facilities.

Rail

We own a railroad loading depot with an annual capacity of 500,000 tons. The depot provides access via a spur line to the national Chinese railway system. In 2019, products representing 0.29% of total sales volume were transported from the factory by rail.

Capital Expansion Program

We have planned or started a number of other principal capital expansion projects. In 2017, 2018 and 2019, we invested RMB1.4 billion, RMB1.0 billion and RMB1.8 billion, respectively, in capital expansion projects. We expect that total investment in the projects described below will be approximately RMB1.5 billion in 2020.

Increasing Quality of Oil Products

In 2016, we launched No. 2 Diesel Hydrogenation Unit Reconstruction and Diesel Quality Upgrading Project so as to further improve the quality of oil products and perfect oil product structure. In 2017, we launched an oil cleaning project with 400,000 tons/year clean gasoline components units, which is anticipated to complete in 2020.

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

To take advantage of our specialty in producing acrylics fiber and to improve our industrial structure and upgrade certain products, we plan to construct a carbon fiber project with a capacity of 1,500 tons/year. Sinopec Corp. approved the basic design for this project in December 2010; pile foundation construction was commenced in December 2010; civil engineering was commenced in February 2011 and one series of facilities under phase I were launched for trial operation in 2012. Subject to the market conditions, we commenced the construction of Phase II of the Project in April 2019, and plan to complete the mid-term delivery of it in December 2020.

Upgrading Environmental Protection Facilities Projects

To enhance our capacity for sustainable development and response to the government requirements of environmental protection, we intend to increase our capital expenditures on a series of environmental projects, mainly including 400,000 tons/year clean gasoline components units, transformation project for “ultra clean discharge” work in cogeneration unit, transformation of No. 2 olefin cracking burner, and Thermoelectric Department’s renovation project involving furnaces Nos. 3 and 4 meeting emission standards. Except the 400,000 tons/year clean gasoline components units, all the other projects were completed in 2019.

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

Critical Accounting Policies

The following discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during 2019. Our financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We based our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, our management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

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

Useful life and residual value of property, plant and equipment

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. We review the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets, taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. There were no significant changes in these estimates during the years ended December 31, 2017, 2018 and 2019.

A. Results of Operations

Government Policies

The impact of government economic, fiscal, and monetary policies can materially affect our financial condition, results of operations, and cash flows (see Item 3. Key Information—D. Risk Factors).

In particular, we consume large amounts of crude oil to manufacture our products of which more than 95% is typically imported. We attempt to mitigate the effect of increased costs due to rising crude oil prices. However, our ability to pass on these increased costs to our customers is dependent on government regulations, among other factors. Given that the increase of the sales prices of our products can lag behind the increase of crude oil costs, we sometimes fail to completely cover the increased costs by increasing our sales prices, particularly where government regulations restrict the prices of certain of our fuel products such as gasoline, diesel and jet fuel, and liquefied petroleum gas. In 2017, 2018 and 2019, approximately 36.95%, 41.62% and 44.81% of our net sales were from such products subject to price controls. Although the current price-setting mechanism for refined petroleum products in China allows the Chinese government to adjust price in the PRC market when the average international crude oil price fluctuates beyond certain levels within a certain time period (see Item 4. Information on the Company – B. Business Overview – Product Pricing), the Chinese government still retains discretion as to whether or when to adjust the prices of the refined oil products. The Chinese government generally exercises certain price control over refined oil products once international crude oil prices experience a sustained rise or become significantly volatile. Moreover, the Chinese government controls the distribution of many fuel products in China. For instance, some of our fuel products are required to be sold to designated distributors (such as the subsidiaries of Sinopec Corp.). Because we cannot freely sell our fuel products to take advantage of opportunities for higher prices, we may not be able to fully cover increases in crude oil prices by increases in the sale prices of our products, which has had and will continue to have a material adverse effect on our financial condition, results of operations and cash flows.

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

Inflation

Inflation or deflation did not have a significant impact on our results of operations for the year ended December 31, 2019.

Summary

In 2019, China’s economy generally remained stable. The gross domestic product (GDP) grew by 6.1%, decreased by 0.5% from the previous year. China’s petrochemical industry has been affected by multiple incidents such as Sino-US trade frictions, frequent safety accidents, industrial park closures, and corporate shutdowns and rectification. The downward pressure on the industry’s economic operation has increased. The market has continued to weaken. Corporate profits have declined significantly. In 2019, we actively responded to the complex and severe domestic and international economic and industry situations, paid close attention to safety and environmental protection, operation optimization, cost reduction and fee reduction, transformation and development, reform and tough work, and team building, and carried out all work in an orderly manner.

The following table sets forth our sales volumes and net sales for the years indicated:

	Year ended December 31,
	2017			2018			2019
	Sales Volume (‘000 tons)	Net Sales (RMB million)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (RMB million)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (RMB million)	% of Total Net Sales
Synthetic fibers	172.6	2,005.3	2.5	156.0	2,182.4	2.3	177.9	2,158.9	2.5
Resins and plastics	1,262.4	10,218.4	12.9	1,208.6	10,542.1	11.0	1,292.4	9,979.9	11.3
Intermediate petrochemicals	1,938.5	10,070.2	12.7	2,134.4	12,160.6	12.7	2,193.7	10,313.6	11.7
Petroleum products	9,233.5	32,400.6	40.9	9,917.3	43,403.0	45.4	10,294.6	43,125.9	49.0
Trading of petrochemical products	—	23,697.3	29.9	—	26,544.0	27.8	—	21,690.7	24.6
Others	—	826.5	1.1	—	781.4	0.8	—	786.7	0.9
Total	12,607.0	79,218.3	100.0	13,416.3	95,613.5	100.0	13,958.6	88,055.7	100.0

The following table sets forth a summary statement of our consolidated statements of operations for the years indicated:

	Year ended December 31,
	2017		2018		2019
	RMB million	% of Net sales	RMB million	% of Net sales	RMB million	% of Net sales
Synthetic fibers
Net sales	2,005.3	2.5	2,182.4	2.3	2,158.9	2.5
Operating expenses	(2,480.6)	(3.1)	(2,755.9)	(2.9)	(2,699.2)	(3.1)
Segment loss	(475.3)	(0.6)	(573.5)	(0.6)	(540.3)	(0.6)

	Year ended December 31,
	2017		2018		2019
	RMB million	% of Net sales	RMB million	% of Net sales	RMB million	% of Net sales
Resins and plastics
Net sales	10,218.4	12.9	10,542.1	11.0	9,979.9	11.3
Operating expenses	(8,862.5)	(11.2)	(9,641.7)	(10.1)	(9,578.5)	(10.9)
Segment profit	1,355.9	1.7	900.4	0.9	401.4	0.4
Intermediate petrochemicals
Net sales	10,070.2	12.7	12,160.6	12.7	10,313.6	11.7
Operating expenses	(7,864.1)	(9.9)	(10,225.7)	(10.7)	(9,899.6)	(11.2)
Segment profit	2,206.1	2.8	1,934.9	2.0	414.0	0.5
Petroleum products
Net sales	32,400.6	40.9	43,403.0	45.4	43,125.9	49.0
Operating expenses	(29,280.6)	(37.0)	(40,493.0)	(42.4)	(42,420.4)	(48.2)
Segment profit	3,120.0	3.9	2,910.0	3.0	705.5	0.8
Trading of petrochemical products
Net sales	23,697.3	29.9	26,544.0	27.8	21,690.7	24.6
Operating expenses	(23,636.7)	(29.8)	(26,439.1)	(27.7)	(21,637.5)	(24.5)
Segment profit	60.6	0.1	104.9	0.1	53.2	0.1
Others
Net sales	826.5	1.1	781.4	0.8	786.7	0.9
Operating expenses	(691.9)	(0.9)	(473.0)	(0.5)	(500.0)	(0.6)
Segment profit	134.6	0.2	308.4	0.3	286.7	0.3
Total
Net sales	79,218.3	100.0	95,613.5	100.0	88,055.7	100.0
Operating expenses	(72,816.4)	(91.9)	(90,028.4)	(94.2)	(86,735.2)	(98.5)
Profit from operations	6,401.9	8.1	5,585.1	5.8	1,320.5	1.5
Net finance income	207.3	0.3	337.4	0.4	363.0	0.4
Investment income	—	—	—	—	—	—
Share of profit of associates and jointly controlled entities	1,243.7	1.6	885.6	0.9	972.6	1.1
Profit before income tax	7,852.9	10.0	6,808.1	7.1	2,656.1	3.0
Income tax	(1,698.7)	(2.2)	(1,471.9)	(1.5)	(429.0)	(0.5)
Net profit	6,154.2	7.8	5,336.2	5.6	2,227.1	2.5
Attributable to:
Equity shareholders of the Company	6,143.2	7.8	5,336.3	5.6	2,215.7	2.5
Non-controlling interests	11.0	0.0	(0.1)	0.0	11.4	0.0
Net profit	6,154.2	7.8	5,336.2	5.6	2,227.1	2.5

Net sales represent sales revenue of the respective segments after sales taxes and surcharges. Operating expenses here represent cost of sales, selling and administrative expenses and other operating expenses /income, as allocated to respective segments. This definition is only applicable for the financial review.

Year ended December 31, 2019 compared with year ended December 31, 2018

Net sales

In 2019, our net sales amounted to RMB 88,055.7 million, representing a decrease of 7.90% as compared to RMB95,613.5 million in 2018. The decrease was primarily due to the decrease in weighted average sales price of our petroleum and petrochemical products, among which, the weighted average prices (exclude tax) of our synthetic fibers, resins and plastics, intermediate petrochemical products and petroleum products decreased by 13.24%, 11.48%, 17.48% and 4.28%, respectively, over the previous year. The total volume of our products was 13,958.6 million tons in 2019, representing an increase of 4.40% over the previous year. Our production/sales ratio was 100.02%, and the trade receivables recovery rate was 100%. Our total amount of sales from export was RMB18.3 billion, a decrease of 4.19% compared with 2018.

(i) Synthetic fibers

In 2019, our net sales for synthetic fibers amounted to RMB 2,158.9 million, representing a decrease of 1.08% compared to RMB2,182.4 million in 2018. The decrease was mainly due to the downturn in the downstream market this year. The general decline in the sales price of synthetic fiber products led to the sales decline during the reporting period. Sales volume of synthetic fibers increased by 14.02% compared with the previous year, while the weighted average sales price decreased by 13.24%. Meanwhile, the weighted average sales price of acrylic fiber, the main product of our synthetic fibers, decreased by 14.44%, and the weighted average sales price of polyester fiber decreased by 14.13% over the previous year. Net sales of acrylic fiber, polyester fiber and other products accounted for 84.83%, 9.03% and 6.14% of the total sales of synthetic fibers, respectively.

Net sales of synthetic fiber products accounted for 2.5% of total net sales in 2019, representing a decrease of 0.2% as compared to the previous year.

(ii) Resins and plastics

Net sales of resins and plastics amounted to RMB 9,979.9 million in 2019, representing a decrease of 5.33% as compared to RMB10,542.1 million in 2018. The decrease in net sales was mainly attributable to the downturn in the downstream market this year. The general decline in the sales price of resins and plastics products led to the sales decline during the reporting period. The weighted average sales price of resins and plastics decreased by 11.48%, while the sales volume of resins and plastics products increased by 6.94% as compared to the previous year. Meanwhile, the weighted average sales price of polyethylene and polypropylene decreased by 17.94% and 4.08%, and the weighted polyester chips decreased by 15.91%, respectively. Sales of polyethylene, polypropylene, polyester chips and other products accounted for 31.92%, 36.21%, 17.55% and 14.32% of the total sales of resins and plastics, respectively.

Net sales of resins and plastics accounted for 11.3% of total net sales in 2019, representing a decrease of 0.3% as compared to the previous year.

(iii) Intermediate petrochemicals

Net sales of intermediate petrochemical products amounted to RMB10,313.6 million in 2019, representing a decrease of 15.19% as compared to RMB12,160.6 million in 2018. The decline in raw material costs this year has driven down the unit price of intermediate petrochemical products. The weighted average sales price of intermediate petrochemical products decreased by 17.48% compared to the previous year, and its sales volume increased by 2.78% compared to the previous year. The sales of p-xylene, ethylene oxide, pure benzene, ethylene glycol and other products accounted for 27.26%, 16.97%, 13.72%, 7.40% and 34.67% of the total sales of intermediate petrochemical products respectively.

Net sales of intermediate petrochemicals accounted for 11.7% of total net sales in 2019, representing a decrease of 1.01% as compared to the previous year.

(iv) Petroleum products

Net sales of petroleum products amounted to RMB43,125.9 million in 2019, representing a decrease of 0.64% as compared to RMB43,403.0 million in 2018, representing a slight change. The weighted average sales price of major products decreased by 4.28%, and sales volume increased by 3.80% as compared to the previous year.

Net sales of petroleum products accounted for 49.0% of total net sales in 2019, representing an increase of 3.6% as compared to the previous year.

(v) Trading of petrochemical products

Net sales from trading of petroleum products amounted to RMB21,690.7 million in 2019, representing a decrease of 18.28% as compared to RMB26,544.0 million in 2018. Mainly due to the decrease in customer purchase demand of the subsidiary China Jinshan Associated Trading Corporation, the sales of this year decreased by RMB4,513 million.

Net sales from trading of petrochemical products accounted for 24.6% of total net sales in 2019, representing a decrease of 3.2% as compared to the previous year.

(vi) Others

Net sales of other products amounted to RMB786.7 million in 2019, representing an increase of 0.68% as compared to RMB781.4 million in the previous year.

Net sales of other products accounted for 0.9% of our total net sales in 2019, representing an increase of 0.1% as compared to the previous year.

Cost of sales and operating expenses

Our cost of sales and operating expenses are comprised of cost of sales, selling and administrative expenses, other operating income and other operating expenses.

Our cost of sales and operating expenses amounted to RMB86,735.2 million in 2019, representing a decrease of 3.66% as compared to RMB90,028.4 million in 2018. Our cost of sales and operating expenses of synthetic fibers, resins and plastics, intermediate petrochemicals, petroleum products, trading of petrochemical products and others were RMB2,699.2 million, RMB9,578.5 million, RMB9,899.6 million, RMB42,420.4 million, RMB21,637.5 million and RMB500 million, respectively. Meanwhile, cost of sales and operating expenses of synthetic fibers and petroleum products increased by 4.48% and 4.76% compared to the previous year, respectively. while cost of sales and operating expenses of resins and plastics, intermediate petrochemical products, petrochemical products and other products decreased by 0.66%, 3.19%, 18.16% and 22.54% compared to the previous year.

Compared to the previous year, the cost of sales and operating expenses of the petrochemical products decreased this year, which was mainly due to the decrease in sales of the subsidiary China Jinshan Associated Trading Corporation and thus the decrease in corresponding costs.

•	Cost of sales

Our cost of sales amounted to RMB86,468.0 million in 2019, representing a decrease of 3.75% as compared to RMB89,839.0 million in 2018. Cost of sales accounted for 98.02% of net sales for 2019.

•	Selling and administrative expenses

Our selling and administrative expenses amounted to RMB549.9 million in 2019, representing a slight increase of 2.57% as compared to RMB536.1 million in the previous year, which was mainly due to the increase in transportation fee by RMB13.5 million.

•	Other operating income

Our other operating income amounted to RMB150.7 million in 2019, representing a decrease of 25.62% as compared to RMB202.6 million in the previous year. This was mainly due to the decrease of RMB22.1 million in tax refunds and RMB12.9 million in subsidies of R&D projects, leading to a reduction in the revenue of other businesses.

•	Other operating expenses

Our other operating expenses were RMB21.9 million in 2019, representing a decrease of 32.62% as compared to RMB32.5 million in the previous year. This was mainly due to the decrease of RMB10.9 million in compromise and costs this year, leading to a reduction in expenses of other businesses.

•	Other gains/(losses)-net

Our other gains amounted to RMB153.9 million in 2019, representing a decrease of RMB22.8 million as compared to other gains of RMB176.7 million in the previous year. The decrease in other gains was primarily due to the decrease of net gains on disposal of property, plant and equipment of RMB14.0 million in 2019.

Profits from operations

Our profit from operations amounted to RMB1,320.6 million in 2019, representing a decrease of RMB4,264.5 million as compared to RMB5,585.1 million in the previous year. The sharp decrease was mainly due to impacts of the increase in crude oil prices and the production cycle in 2019. Affected by the overall economic environment and the demands of downstream manufacturers, the price of the our products fell sharply, while our raw material purchase prices and processing costs fell less, resulting in a significant reduction in profits.

(i) Synthetic fibers

Loss from operations related to synthetic fibers amounted to RMB540.3 million in 2019, representing a decrease of RMB33.2 million in the amount of loss as compared to a loss of RMB573.5 million in the previous year. The overall poor performance of the textile industry, the downstream market of synthetic fibers segment, together with the impact of the external trade situation resulted in weak market demand and an increase in losses in the synthetic fibers sector during 2019.

(ii) Resins and plastics

Profit from operations related to resins and plastics amounted to RMB401.4 million in 2019, representing a decrease of RMB499.0 million as compared to RMB900.4 million in the previous year. The decrease was mainly due to the increase in the cost of raw materials and the market downturn, which led to a significant decline in sales prices. For the period, cost of sales and expenses decreased by 0.66%, unit cost of sales increased by 6.94%, and net sales decreased by 5.33%.

(iii) Intermediate petrochemicals

Profit from operations related to intermediate petrochemical products amounted to RMB413.9 million in 2019, representing a decrease of RMB1,521.0 million as compared to RMB1,934.9 million in the previous year. The decrease in gross profit of chemical products was due to the increase in the cost of crude oil, which made the average unit cost of intermediate petrochemical products rise more, and the sales affected by the needs of downstream manufacturers and the overall economic environment, hence the gross profit dropped significantly.

(iv) Petroleum products

Profit from operations related to petroleum products amounted to RMB705.5 million in 2019, representing a decrease of RMB2,204.5 million as compared to RMB2,910.0 million in the previous year. The decrease was mainly attributable to the weighted average sales price of major products decreasing by 4.28%, and sales volume increasing by 3.80% as compared to the previous year.

(v) Trading of petrochemical products

Profit from trading of petrochemical products amounted to RMB53.2 million in 2019, representing a decrease of RMB51.7 million as compared to RMB104.9 million in the previous year. The increase was mainly attributable to the decrease of RMB4,853.3 million in net sales of the trading business, and the cost of sales and expenses for the same period was decreased by RMB4,801.6 million, leading to a lower profit as compared to the previous year.

(vi) Others

Profit from other operations amounted to RMB286.8 million in 2019, representing a decrease of RMB21.6 million as compared to RMB308.4 million in the previous year, which was mainly due to the decrease in the amount of government subsidies issued this year and the increase in the amount of asset disposal income.

Net finance income

Our net finance income was RMB363.0 million in 2019, representing an increase of RMB25.6 million as compared to RMB337.4 million in the previous year. The increase was mainly due to reduction in interest expenses incurred on short-term borrowings during the reporting period, which led to a decrease of RMB52.4 million in interest expenses from RMB106.2 million in 2018 to RMB53.8 million in 2019.

Profit before income tax

Our profit before taxation was RMB2,656.1 million in 2019, representing a decrease of RMB4,152.0 million as compared to the profit before taxation of RMB6,808.1 million in the previous year.

Income tax

Our income tax expenses amounted to RMB429.0 million in 2019, representing a decrease of RMB1,042.9 million as compared to RMB1,471.9 million in the previous year. The decrease was primarily due to the decrease in our profit before income tax. In accordance with the PRC Enterprise Income Tax Law (amended) which took effect from January 1, 2008, the income tax rate of the Company in 2019 was 25% (2018:25%). However, the effective rate for income tax was 16.15% in 2019, as compared to 21.62% in 2018.

Net profit

Our net profit was RMB2,227.1 million in 2019, representing a decrease of RMB3,109.1 million as compared to RMB5,336.2 million in 2018.

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

The following table sets forth a condensed summary of our consolidated statement of cash flows for the years ended December 31, 2017, 2018 and 2019.

	Year Ended December 31,
	2017	2018	2019
	(RMB million)
Net cash generated from operating activities	7,060.8	6,659.4	5,057.8
Net cash used in investing activities	2,400.7	1,928.4	4,623.2
Net cash used in financing activities	2,589.8	3,507.2	1,737.4
Net increase/(decrease) in cash and cash equivalents	2,070.3	1,223.9	(1,302.8)

Net cash generated from operating activities

The net cash generated from operating activities amounted to RMB5,057.8 million in 2019, representing a decrease in cash inflows of RMB1,601.6 million as compared to the net cash inflows of RMB6,659.4 million in 2018.During the reporting period, with profitability in operating, the Company’s cash inflows generated from operating activities in 2019 amounted to RMB5,655.7 million, a decrease of RMB2,845.8 million from the cash inflows generated from operating activities of RMB8,501.5 million. The income tax payable in 2019 amounted to RMB534.5 million, a decease of RMB1,271.9 million from the income tax payable of RMB1,806.4 million in the previous year.

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

Net cash used in investing activities

Our net cash used in investing activities increased from RMB1,928.4 million in 2018 to RMB4,623.2 million in 2019. This was primarily due to the increase in the amount of structured deposits and fixed deposits.

Our net cash used in investing activities decreased from RMB2,400.7 million in 2017 to RMB1,928.4 million in 2018. The decrease was primarily due to (i) an increase of RMB332.0 million in dividend received from joint ventures and associated companies; and (ii) an increase of RMB207.0 million in income generated from the disposal of fixed assets.

Net cash used in financing activities

Our net cash used in financing activities decreased from was RMB3,507.2 million in 2018 to RMB1,737.4 million in 2019. The decrease was primarily due to (i) an increase in borrowings to third parties of RMB1,050.0 million, and (ii) a decrease in payment of dividends to shareholders of RMB541.0 million.

Our net cash used in financing activities increased from RMB2,589.8 million in 2017 to RMB3,507.2 million in 2018. The increase was primarily due to (i) an increase in repayment of borrowings to third parties of RMB536.8 million; and (ii) an increase of RMB578.5 million in payment of dividends to shareholders of RMB million.

Borrowings and banking facilities

Due to the Company’s net profit position and the reduced capital expenditure, the Company managed to maintain the balance of cash and cash equivalents at a prudent level with a decrease in the amount of borrowings in 2019. Our total borrowings at the end of 2019 amounted to RMB1,547.6 million, representing an increase of RMB1,050.4 million as compared to RMB497.2 million at the end of the previous year. See Item 11 Quantitative and Qualitative Disclosures about Market Risk – Interest Rate Risk for more information on the maturity and the interest rate of the borrowings. We have generally been able to arrange short term loans with several PRC financial institutions as and when needed. The debt obligations as of December 31, 2018 and 2019 were as follows.

	Year Ended December 31,
Debt instruments	2018	2019
	(RMB million)
Short term bank loans (1)	497.2	1,547.6
Long term bank loans	—	—

	497.2	1,547.6

(1)

As of December 31, 2019, no borrowings were secured by the way of property, plant and equipment. We obtained a credit rating of AAA for financing loans, assessed by Shanghai Huajie Credit Rating & Investors Service Co., Ltd., a credit rating agency authorized by the Shanghai Branch of the People’s Bank of China. As of December 31, 2019, the current assets exceeded current liabilities by RMB6.83 billion. The liquidity of the Company is primarily dependent on the ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and on its ability to obtain adequate external financing to support its working capital and meet its debt obligation when they become due. As of December 31, 2019, we had standby credit facilities of RMB21.3 billion, within which the maturity dates of unused facility amounting to RMB15.1 billion will be after December 31, 2020. We assessed that all the facilities could be renewed upon their expiration dates. We have carried out a detailed review of the cash flow forecast for the 12 months ending December 31, 2020. Based on such forecast, we believe that we will be able to renew these facilities when they expire based on our well-established relationships with various lenders and adequate sources of liquidity exist to fund our working capital and capital expenditure requirements.

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

Gearing ratio

As of December 31, 2019, our gearing ratio was 34.07%, while as of December 31, 2018, our gearing ratio was 31.37%. The ratio is calculated using this formula: total liabilities divided by total assets.

Capital expenditure

In 2019, our capital expenditure amounted to RMB1,820.0 million, representing an increase of 80.02% as compared to RMB1,011.0 million in capital expenditure in 2018. Major projects include the following:

Major Project	Total amount of project investment RMB million	Amount of project Investment in 2019 RMB million	Project progress as of December 31, 2019
Oil cleaning project 400,000 tons/year clean gasoline components units	782	420	Under construction
Second stage of PAN (Polyacrylonitrile) based carbon fiber project with annual production of 1500 tons	323	210	Under construction
Function Reconstruction of Emergency Shut-off Valve in the Tank Area of the Storage and Transportation Department	77	54	Under construction
Separation of Waste and Clear Water Project in the Tank Area of Storage and Transportation Department	64	38	Under construction
Upgraded Factory Facilities Reconstruction of Bunker Fuel Oil	48	38	In Operation
Equity Investment in Shanghai Shidian Energy Co., Ltd. (“Shidian Energy”)	400	320	In Progress

Our capital expenditure for 2020 is estimated at approximately RMB1.5 billion.

Proposed Dividend Distribution

A dividend for the year ended December 31, 2019 of RMB0.12 per share (including tax), based on 10,823,813,500 shares outstanding, amounted to a total dividend of RMB1,298,857,620, was proposed by the Board of Directors on March 25, 2020. The proposal remains to be approved at our 2019 Annual General Meeting.

C. Research and Development, Patents and Licenses, etc.

We have a number of technology development units, including the Petrochemical Research Institute, the Plastics Research Institute, the Polyester Fiber Research Institute, the Acrylic Fiber Research Institute and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. Our research and development expenditures in 2017, 2018 and 2019 were RMB36.7 million, RMB37.3 million and RMB93.0 million, respectively. The increase was mainly due to the increase in research and development investment in projects related to the control of potential safety hazards.

We are not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

D. Trend Information

The International Monetary Fund advised in its April 2020 edition of World Economic Outlook that the global economy is projected to contract sharply by –3 percent in 2020, much worse than during the 2008–09 financial crisis as a result of the pandemic. In a baseline scenario—which assumes that the pandemic fades in the second half of 2020 and containment efforts can be gradually unwound—the global economy is projected to grow by 5.8 percent in 2021 as economic activity normalizes, helped by policy support.

At present, the world economy is still undergoing in-depth adjustments in the wake of the international financial crisis. Due to the sudden outbreak of COVID-19 in multiple localities, it is expected that the global turmoil and risks will further increase in 2020. Although the progress of trade negotiations between China and the United States has turned around, the global trade frictions have not been fundamentally improved. International direct investment remains sluggish, the room for global policy adjustment is limited, and the overall economic situation is still not optimistic.

China’s economy is facing an interlacing of increasing unstable and uncertain factors in the external environment as well as internal structural, institutional, and cyclical issues. There are still many risks and challenges faced by the economic operation and rising downward pressure on the economy. However, the basic trend of China’s economy maintaining a steady and long-term growth remains unchanged. China will continue to implement proactive fiscal policy and prudent monetary policy, further deepen the reform of economic system and promote high-quality development; therefore, it is estimated that China’s economic operation will be kept within a reasonable range.

In 2020, the world oil market witnesses more uncertainties. The easing trade tension and more proactive fiscal policies and loose monetary policies adopted by countries will bring a boost to oil demand to some extent. In terms of supply, the non-OPEC oil supply increment will still exceed the demand increment. In general, the fundamentals of the world oil market still face excessive pressure: geopolitical events may increase the volatility of oil prices; the impact of the US dollar on oil prices may continue to decline; and factors such as the Sino-US trade relations, Brexit and the US general election may also materially bear on the trend of oil prices. The outbreak of COVID-19 at the beginning of the year and the sudden increase in crude oil production by Saudi Arabia has greatly affected oil prices. It is expected that the overall international crude oil prices will face greater downward pressure in 2020.

The domestic petrochemical industry is facing the challenge of a downturn cycle. In 2020, a number of large projects integrating refinery and petrochemical capacity will enter the production capacity launch period, directly affecting the market pattern and product prices. The more stringent national requirements for the safety and environmental protection of the petrochemical industry, the establishment of China Oil & Gas Piping Network Corporation, the full implementation of new regulations for low-sulfur marine fuel oil and other in-depth advancement of industry reforms will have a direct and long-term impact on the industry. The outbreak of COVID-19 at the beginning of the year weakened industry demand, and there may be recoverable growth after the epidemic, while the industry situation is expected to be more complicated throughout the year.

In 2020, despite the increasing instability and uncertainty of the international economic situation, and the inevitable impact on China’s economy by coronavirus outbreak in the short term, we expect the fundamentals sustaining sound economic growth in China remain unchanged. Domestic demand for energy and chemical products will be relatively weak in the first half, but the accumulated demand is expected to be released rapidly after outbreak. Considering the abundant supply capacity of oil-producing countries, global demand growth, inventory levels, and geopolitics and the existing situation, we expect that the international oil prices will continue to be at a low level and experience fluctuation.

Since the beginning of 2020, there has been a significant negative impact to the Company’s business and operations due to the coronavirus outbreak and the slump of crude oil prices, which led to a drop in revenue. We recorded a loss for the first quarter of 2020. As of the date of this report, the Company is in the process of assessing such impact and its implications for the future. We will focus on optimization of the entire business value chain, as well as market expansion, risk prevention, and seizing opportunities so as to do our best to reduce the adverse impact of the foregoing factors, and strive to achieve healthy business performance.

E. Off-balance Sheet Arrangements

As of December 31, 2019, we had no contingent liabilities in respect of guarantees issued to banks in favor of our associated companies and other unlisted investments (December 31, 2018: nil). Other than our capital commitments disclosed in Note 33 in our consolidated financial statements included in Item 18. Financial Statements, we do not have any other off-balance sheet arrangements.

F. Contractual Obligations and Commercial Commitments

The following table sets forth our obligations to make future payments under contracts effective as of December 31, 2019.

		As of December 31, 2019/Payment Due by Period
	Total	Within 1 year or on demand	More than 1 year but within 2 years	More than 2 years but within 5 years	More than 5 years
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Contractual obligations
Short term borrowings	1,547,600	1,547,600	—	—	—
Long term borrowings	—	—	—	—	—
Lease liabilities	23,476	11,700	8,846	2,435	495
Total contractual obligations	1,571,076	1,559,300	8,846	2,435	495
Estimated future interest payments
Fixed rate	26,352	—	—	—	—
Variable rate	1,224	—	—	—	—
Total estimated future interest payments	27,576	—	—	—	—
Investment commitments
Capital contribution to SECCO (Note 30(h))	111,263	—	—	—	—
Capital contribution to Shidian Energy (Note 30(h))	80,000	—	—	—	—
T Total investment commitments	191,263	—	—	—	—
Other commercial commitments
Capital commitments (Note 33)	247,220	—	—	—	—

Note: Capital commitments refer to commitments for purchase of property, plant and equipment.

G. Other Information

Purchase, Sale and Investment

Except as disclosed in this report, during the year ended December 31, 2019, we engaged in no material purchase or sale of our subsidiaries or associated companies or any other material investments.

Pledge of Assets

As of December 31, 2019, we did not pledge any of our property or equipment.

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

Name	Age	Position
Directors
Wu Haijun	57	Chairman of the Board of Directors, Chairman of Strategy Committee and Member of Nomination Committee
Jin Qiang	54	Executive Director and Vice President
Zhou Meiyun	50	Executive Director, Member of Strategy Committee and Remuneration and Appraisal Committee, Vice President and Chief Financial Officer
Jin Wenmin	55	Executive Director and Vice President
Lei Dianwu	57	Non-executive Director and Member of Strategy Committee
Mo Zhenglin	55	Non-executive Director and Member of Strategy Committee
Zhang Yimin	65	Independent Director and Chairman of the Remuneration and Appraisal Committee and Nomination Committee
Liu Yunhong	43	Independent Director and Member of Audit Committee
Du Weifeng	43	Independent Director and Member of Audit Committee, Remuneration and Appraisal Committee and Nomination Committee
Li Yuanqin	46	Independent Director, Chairman of Audit Committee and Member of Strategy Committee
Supervisory Committee
Ma Yanhui	49	Chairman of the Supervisory Committee
Zhang Feng(1)	50	Employee Supervisor
Chen Hongjun(1)	49	Employee Supervisor
Zhai Yalin	55	Supervisor
Zheng Yunrui	54	Independent Supervisor
Cai Tingki	65	Independent Supervisor
Senior Management
Guan Zemin(2)	55	President
Huang Xiangyu(2)	51	Vice President
Huang Fei(2)	43	Vice President

(1)	On 11 October 2019, the staff association of the Company through democratic election procedure elected Mr. Zhang Feng and Mr. Chen Hongjun as employee representative supervisors of the Company.
(2)

Mr. Guan Zemin was appointed as President of the Company at the 20th meeting of the Ninth Session of the Board on 3 February 2020. Mr. Huang Xiangyu and Mr. Huang Fei were appointed as the Company’s Vice President on the same day.

Directors

Wu Haijun, aged 57, is an Executive Director, Chairman, President, Chairman of the Strategy Committee, member of the Nomination Committee of the Company, Acting Secretary to the Board and Chairman of Shanghai SECCO. Mr. Wu joined the Shanghai Petrochemical Complex (the “Complex”) in 1984 and has held various positions, including Deputy Director and Director of the Company’s No.2 Chemical Plant, as well as manager of the Chemical Division. He was Vice President of the Company from May 1999 to March 2006 and Director of the Company from June 2004 to June 2006. Mr. Wu was manager and Secretary of the Communist Party Committee of the Chemical Sales Branch of Sinopec Corp from December 2005 to March 2008. From December 2005 to April 2010, he was Director of the Chemical Business Department of Sinopec Corp. In April 2010, he was appointed as a Director of Shanghai SECCO. From April 2010 to February 2011, Mr. Wu was President of Shanghai SECCO. In April 2010, he was appointed Secretary of the Communist Party Committee of Shanghai SECCO and in June 2010 he was appointed Director of the Company. From June 2010 to December 2017, he served as Vice President of the Company. From February 2011 to March 2015, he acted as Vice President of Shanghai SECCO, and was President of Shanghai SECCO from March 2015 to December 2017. Mr. Wu was appointed Chairman of Shanghai SECCO in October 2017. He has served as Chairman, President and Secretary of the Communist Party Committee of the Company since December 2017. In December 2019, he was appointed as Acting Secretary to the Board. Mr. Wu graduated from the East China Institute of Chemical Technology in 1984, majoring in chemical engineering, and obtained a bachelor’s degree in engineering. In 1997, he obtained a master’s degree in business administration from the China Europe International Business School. He is a professor-grade senior engineer by professional title.

Jin Qiang, aged 54, is an Executive Director and a Vice President of the Company. Mr. Jin joined Zhenhai General Petrochemical Works in 1986 and has held various positions, including the Deputy Chief of the Utilities Department, Deputy Director and Director of the Machinery and Power Division of SINOPEC Zhenhai Refining & Chemical Co., Ltd., and a Director of the Machinery and Power Division of SINOPEC Zhenhai Refining & Chemical Company. Mr. Jin was the Deputy Chief Engineer of SINOPEC Zhenhai Refining & Chemical Company from March 2007 to October 2011, and was appointed as a Vice President of the Company in October 2011. In June 2014, Mr. Jin was appointed as an Executive Director of the Company. Mr. Jin graduated from East China Institute of Chemical Technology in 1986 majoring in chemical machinery, and graduated from the Graduate School of Central Party School in 2007 majoring in economic management. He is a professor-grade senior engineer by professional title.

Zhou Meiyun, aged 50, is an Executive Director, a Vice President, the Chief Financial Officer, a member of the Remuneration and Appraisal Committee and the Strategy Committee of the Company. Mr. Zhou joined Complex in 1991 and has held various positions, including an Officer, Assistant to Manager, Deputy Manager and Manager of the Finance Department of the Company. He served as Manager of the Finance Department of SECCO from May 2011 to March 2017, and was appointed Vice President and the Chief Financial Officer of the Company in February 2017. He has been serving as an Executive Director of the Company since June 2017 and Chairman of China Jinshan Associated Trading Corporation (“Jinshan Associated Trading”) since July 2017. Mr. Zhou has been serving as the General Counsel of the Company since May 2019. Mr. Zhou graduated from Shanghai University of Finance and Economics in 1991 majoring in accounting, and obtained a master’s degree in economics from Huazhong University of Science and Technology majoring in western economics in 1997. He is a senior accountant by professional title.

Jin Wenmin, aged 55, is an Executive Director and a Vice President of the Company. Mr. Jin joined Complex in 1985 and served as the Secretary of the Communist Party Committee of the Company’s No.1 Oil Refining Device of Refining Unit, Head of Butadiene Device, Manager of the storage and transportation, branch company, manager and Deputy Secretary of the Communist Party Committee of Storage and Transportation Department, manager and Deputy Secretary of the Communist Party Committee of Oil Refining Department etc. From April 2013 to February 2017, Mr. Jin was appointed as the Head of Production Department of the Company. From May 2013 to August 2016, Mr. Jin was appointed as the Assistant to the President of the Company and was appointed as a Vice President of the Company in September 2016 and an Executive Director of the Company in June 2018. Mr. Jin graduated from Shanghai Second Polytechnic University in July 2003, majoring in business administration. He is a senior engineer by professional title.

External Directors

Lei Dianwu, aged 57, is a Non-executive Director and a member of the Strategy Committee of the Company, Senior Vice President of Sinopec Corp., the controlling shareholder of the Company. Since June 2005, Mr. Lei has been serving as a Non-executive Director of the Company. Mr. Lei has held various positions, including the Deputy Director of Planning Division and Director of the Preparation Office of the Joint Venture of Yangzi Petrochemical Company, and a Vice President and manager of the Production Division of Yangzi BASF Stylene Company Limited. He acted as the Deputy Manager of Yangzi Petrochemical Company and Deputy Director of its Joint Venture Office, Director of the Development and Planning Division of China Dong Lian Petrochemical Limited Liabilities Company, Deputy General Manager of Yangzi Petrochemical Limited Liabilities Company and Deputy Director of the Development and Planning Division of Sinopec Corp. From March 2001 to August 2013, he was the Director of Development and Planning Division of Sinopec Corp. From March 2009 to October 2018, Mr. Lei was the Assistant to the President of Sinopec Group. From May 2009 to October 2018, he was a Vice President of Sinopec Corp. From August 2013 to October 2018, he was the Chief Economist of Sinopec Group. From October 2015 to October 2018, Mr. Lei was the Secretary to the board of directors of Sinopec Group. From June 2018 to December 2018, Mr. Lei was the head of International Cooperation Department, director of the Foreign Affairs Bureau and head of the Hong Kong, Macau and Taiwan Office of Sinopec Group, and the head of the International Cooperation Department of Sinopec Corp.. Mr. Lei has been serving as a Senior Vice President of Sinopec Corp. since October 2018. Mr. Lei has rich experience in enterprise planning and investment development management. In 1984, Mr. Lei graduated from East China Petroleum Institute majoring in basic organic chemicals and obtained a bachelor’s degree in engineering. He is a professor-grade senior engineer by professional title.

Mo Zhenglin, aged 55, is a Non-executive Director and a member of the Strategy Committee of the Company, Deputy Director of the Finance Division of Sinopec Corp., controlling shareholder of the Company. In June 2014, Mr. Mo was appointed as Non-executive Director of the Company. Mr. Mo began his career in August 1986 and has held various positions, including Deputy Director of the Finance Department and Head of the Accounting Department of Beijing Yanshan Petrochemical Corporation and Chief Accountant and Director of the Finance Department of its Refinery Division, Deputy Chief Accountant of Sinopec Beijing Yanshan Company, Chief Accountant of its Refinery Division, Director of Beijing Yanshan Petrochemical Company Limited and Chief Accountant of Sinopec Beijing Yanshan Company. Mr. Mo has been Chief Accountant of the Chemical Division of Sinopec Corp. from August 2008 to August 2017, and a Director of SECCO from November 2008 to October 2017. From March 2015 to August 2017, he was Deputy Director of the Chemical Division of Sinopec Corp. In August 2017, Mr. Mo was appointed as Deputy Director of the Finance Division of Sinopec Corp. Mr. Mo obtained a bachelor’s degree in management from Zhongnan University of Economics in 1986, majoring in finance and accounting. He is a senior accountant by professional title.

Independent Directors

Zhang Yimin, aged 65, is an Independent Non-executive Director, the Chairman of the Remuneration and Appraisal Committee and the Nomination Committee of the Company and a Professor of Economics and Finance at China Europe International Business School. He has been an Independent Non-executive Director of the Company since October 2013. Mr. Zhang has been an independent director of Shanghai Huayi Group Corporation Ltd. (listed on the Shanghai Stock Exchange, stock code: 600623) since April 2015. Mr. Zhang obtained a doctorate’s degree majoring in finance and political studies at the Business School of University of British Columbia, Canada, and has held various positions, including a Post-doctoral Fellow at the Business School of University of British Columbia, Canada, an Assistant Professor at the Business School of University of New Brunswick, Canada, and Associate Professor of the Economics and Finance Department at City University of Hong Kong. He was appointed as a Professor of the China Europe International Business School in September 2004. He was appointed as an Honorary Professor of Finance at China Europe International Business School in January 2020. His major area of research is in operations, financing and industrial economic studies. He possesses a wealth of professional expertise and experience.

Liu Yunhong, aged 43, is an Independent Non-executive Director and a member of Audit Committee of the Company, the Deputy Head of the Institute of International M&A and Investment, Renmin University of China and Institute Director of Foresea Life Insurance (Shanghai). He has been an Independent Non-executive Director of the Company since June 2015. Mr. Liu was an Independent Director of Guangdong HEC Technology Holding Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 600673) from May 13, 2014 to March 24, 2018. Mr Liu is an Independent Director of Shanghai Aerospace Automobile Electromechanical Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 600151), Shenergy Company Limited (listed on the Shanghai Stock Exchange, stock code: 600642) and Bank of Guiyang Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 601997). From June 2008 to August 2010, Mr. Liu has been the Head of Legal and Compliance Division of Guotai Asset Management Co., Ltd. From October 2008 to August 2010, Mr. Liu conducted post-doctoral research in economics at Guanghua School of Management, Peking University and was conferred as an assistant professor and master postgraduate instructor. From October 2010 to July 2012, he worked for fund product development and supervision of listed companies at the Shanghai Stock Exchange. From August 2012 to September 2013, Mr. Liu was the General Manager of Investment Banking Department of Aerospace Securities Co., Ltd. From October 2013 to November 2017, Mr. Liu was the General Manager of the Institutional Business Department (renamed as the Investment Banking Department in May 2015) of Hwabao Securities Co. Ltd.. Mr. Liu was the Assistant to General Manager of Hwabao Securities Co. Ltd. from September 2015 to May 2019. Since May 2014, Mr. Liu has been the Deputy Head of the Institute of International M&A and Investment, Renmin University of China. In May 2019, he served as Institute Director of Foresea Life Insurance (Shanghai). Mr. Liu obtained a doctorate’s degree in law from Renmin University of China, majoring in civil and commercial Law in 2008. Mr. Liu is a research fellow by professional title.

Du Weifeng, aged 43, is an Independent Non-executive Director, a member of the Audit Committee, the Remuneration and Appraisal Committee and the Nomination Committee of the Company, and a Partner of Beijing JunZeJun (Shanghai) Law Offices. He has been serving as an Independent Non-executive Director since June 2015. Mr. Du began his career in July 1998. He has held various positions, including Clerk and Assistant Judge of Shanghai Pudong New Area People’s Court and worked as a lawyer at Watson & Band Law Offices in Shanghai and at Wintell & Co Law Firm in Shanghai. He has been a Partner of the Shanghai branch of Beijing JunZeJun Law Offices since February 2009. With extensive experience as a lawyer, Mr. Du is a designated lawyer of some banks’ headquarters, Shanghai branches, Shanghai branch of the state-owned asset management companies and private asset management companies. Mr. Du obtained a bachelor’s degree in Commercial Law from Shanghai University in July 1998, and a master’s degree in commercial law from Bristol University in September 2005. He also obtained a master’s degree in business administration from China Europe International Business School in 2013.

Li Yuanqin, aged 46, is an Independent Non-executive Director, the Chairman of the Audit Committee and a member of the Strategy Committee of the Company, a professor of the School of Management and the associate head of the Department of Accountancy at Shanghai University. She is currently an independent director of Shanghai New World Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 600628). From April 2000 to March 2003, she served at the Settlement Department at the headquarters of ICBC. From June 2006 to September 2009, she was a lecturer at the School of Management at Shanghai University. From September 2009 to March 2019, she was an associate professor of the School of Management at Shanghai University. She has been the professor of the School of Management and the associate head of the Department of Accountancy of Shanghai University since March 2019 and May 2011. During that period, she was also a visiting scholar at Foster School of Business, University of Washington in the United States between February 2012 and February 2013. She also serves as a member of the eighth session of the Shanghai Baoshan Committee of the Chinese People’s Political Consultative Conference and a non-executive member of the Chinese Institute of Certified Public Accountants. She received a PhD in Management from Antai College of Economics and Management (ACEM) at Shanghai Jiao Tong University.

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

Ma Yanhui, aged 49, is a Supervisor, Chairman of Supervisory Committee, the Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union of the Company. Mr. Ma started his career in 1996. He served as the Secretary of Office of Yanhua Refinery, Secretary and Deputy Director of Yanhua Office of Great Wall Lubricant Oil, Supervisor and Acting Director of Integrated Corporate Reform Department of Sinopec Group, Deputy Director of Integrated Corporate Reform Department of Sinopec Group, Deputy Director and Director of Structure Reform Sector, Corporate Reform Department of Sinopec Assets Management Co., Ltd.. From June 2008 to August 2017, Mr. Ma was the Director of Integrated Corporate Reform Department of Sinopec Group. In August 2017, Mr. Ma was appointed as the Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee of the Company. He was appointed as a Supervisor, the Chairman of Supervisory Committee and Chairman of the Labour Union of the Company in October 2017. Mr. Ma graduated from East China University of Science and Technology in July 1996, majoring in petroleum processing, and obtained a bachelor’s degree in engineering. In June 2006, he obtained a master’s degree in corporate management from Renmin University of China. Mr. Ma is a senior economist by professional title.

Zhang Feng, aged 50, is currently Supervisor and Auditing Director of the Company. Mr. Zhang started his career in Shanghai Petrochemical Complex in 1991. He served as Assistant of Chief and Deputy Chief of Finance Section of Polyester II Factory, Deputy Chief of Finance Section of Polyester Department, Deputy Chief and Chief of Cost Section of Finance Division of Polyester Department, Deputy Chief and Chief of Finance Division, Director Assistant, Deputy Director, Deputy Director (Hosting Work), Director of Finance Department and Chief of Finance Division. He has been the Auditing Director of the Company in December 2018 and Supervisor in October 2019. Mr. Zhang graduated from Shanghai University of Finance and Economics in 1991, majoring in Accounting, and obtained a bachelor’s degree in Economics. Mr. Zhang holds a senior accountant title.

Chen Hongjun, aged 49, is currently Supervisor, Vice-President of Labour Union, Director of the Public Affairs Department and Vice-President of the Association of Science and Technology of the Company. Mr. Chen started his career in the Company in 1996. He served as Vice Party Branch Secretary of Fibre Polymer Office, Deputy Director of Spinning Office, Director of Simulation Office, Section Manager of Scientific Research Management Department, Deputy Secretary and Secretary of Youth League Committee of the Company, Party Secretary and Deputy Director of the Chemical Engineering Department, Party Secretary and Assistant Manager of Fine Chemicals Department and Director of Public Affairs Department. Mr. Chen was appointed as Vice-President of Labour Union of the Company in November 2013. He was appointed as Vice President of the Association of Science and Technology in December 2017. He served as Director of the Public Affairs Department of the Company in April 2018, and he was elected as Supervisor of the Company in October 2019. In 1993, Mr. Chen graduated from Chengdu University of Science and Technology, majoring in Dyeing and Finishing Engineering, and obtained a bachelor’s degree in Engineering. In 1996, he obtained a master’s degree in Chemical Fibre from Sichuan Unite University. Mr. Chen holds a senior engineer title.

Zhai Yalin, aged 55, is an External Supervisor of the Company, and leader of the first perambulatory group of Sinopec Group’s Leading Party Group. Mr. Zhai has been an External Supervisor of the Company since June 2008. Mr. Zhai started his career in 1986 and successively served as the Deputy Head of the Head Office and Director of the Auditing Department of Qianguo Refinery, Deputy Director of the General Office of Sinopec Huaxia Auditing Company, Deputy Director of the General Administrative Office of the Auditing Bureau of Sinopec Group, Director of the General Administrative Office of the Auditing Bureau of Sinopec Group, and a Director of the General Administrative Office of the Auditing Bureau of Sinopec Group (Auditing Department of Sinopec Corp.). From December 2001 to December 2019, Mr. Zhai concurrently holds the posts of the Deputy Director of the Auditing Bureau of Sinopec Group and the Deputy Director of Auditing Department of Sinopec Corp. From April 2018 to March 2019, he was appointed the ninth group leader of Sinopec leading Party group inspection group. He has served as the leader of the first perambulatory group of Sinopec Group’s Leading Party Group since April 2019. In June 2019, he has been served as Supervisor of Sinopec Oilfield Service Corporation (listed on the main board of the Hong Kong Stock Exchange, stock code: 1033; listed on the Shanghai Stock Exchange, stock code: 600871). Mr. Zhai graduated from the Jilin Siping Normal College in 1986 and is a senior economist by professional title.

Independent Supervisor

Zheng Yunrui, aged 54, is an Independent Supervisor of the Company and a professor in civil and commercial law at the Faculty of Law of the East China University of Political Science and Law in the PRC and Member of Expert Consultation Committee of Shanghai Yangpu District People’s Procuratorate and Mediator of Shanghai Second Intermediate People’s Court. He has been serving as an Independent Supervisor since December 2014. From April 2013 to May 2019, Mr. Zheng was an independent director of Hangzhou Innover Technology Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 002767). He is an independent director of Jiangxi XinyuGuoke Technology Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 300722), an External Supervisor of Fuxin Dare Automotive Parts Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 300473), Dalian Insulator Group Co., Ltd (listed on the Shenzhen Stock Exchange, stock code: 002606) and Zhejiang Reclaim Construction Group Co., Ltd (listed on the Shenzhen Stock Exchange, stock code: 002586). Mr. Zheng graduated from Shangrao Normal University in Jiangxi Province, majoring in English Language. Mr. Zheng obtained a master’s degree in law and a doctorate’s degree in law from the Faculty of Law of Peking University in July 1993 and July 1998, respectively. Mr. Zheng previously worked at the Education Bureau of Shangrao County, Jiangxi Province, Hainan Airport Limited, China Township Enterprise Investment and Development Company Limited and the Legal Affairs Office of the Shanghai Municipal People’s Government. He has been teaching at East China University of Political Science and Law since August 2001. He was a visiting scholar at the Faculty of Law of National University of Singapore between July 2002 and December 2002. Mr. Zheng has been engaged in trials, teaching and research relating to civil law, property law, contract law, company law, insurance law, social insurance law and government procurement law. He is experienced in the legal affairs on corporate governance and has great academic achievements. He is also an arbitrator at the Arbitration Commission of Shenzhen, Shenyang, Xuzhou and Wuxi. Mr. Zheng was appointed as a member of Expert Advisory Committee of the People’s Procuratorate of Shanghai Yangpu District and mediator of Shanghai No. 2 intermediate People’s Court on March 24, 2017 and June 26, 2017, respectively.

Cai Tingki, aged 65, is an Independent Supervisor of the Company and a Fellow of the Hong Kong Institute of Certified Public Accountants. He joined the Company in June 2011. Mr. Cai served as an Independent Non-executive Director of the Company from June 2011 to June 2017, and has been an Independent Supervisor since June 2017. Mr. Cai has been an independent non-executive director of Yangtzekiang Garment Limited (listed on the Main Board of the HKSE, stock code: 00294) and YGM Trading Limited (listed on the Main Board of the HKSE, stock code: 00375) since December 2012. Mr. Cai graduated from the Department of Accounting, Hong Kong Polytechnic in 1978. He joined KPMG in the same year and has held various positions, including a Partner of the audit department of KPMG Hong Kong Office, an Executive Partner of KPMG Shanghai Office, a Senior Partner of KPMG Huazhen Shanghai Office as well as a Senior Partner of KPMG Huazhen in Eastern and Western China. Mr. Cai retired from KPMG Huazhen in April 2010.

Senior Management:

Guan Zemin, aged 55, is the President of the Company. Mr. Guan started to work in 1990, and he has successively served as Director of Catalyzing Workshop, Deputy Director and Director of Production Scheduling Department, and Deputy Chief Engineer of Sinopec Corp., Wuhan Branch (“Wuhan Branch”). From December 2012 to December 2018, he served as Deputy General Manager of Wuhan Branch. From May 2016 to December 2019, he served as President and a member of the Board of Sinopec-SK (Wuhan) Petrochemical Company Limited. From December 2018 to December 2019, he served as the Director and Deputy Party Secretary of Wuhan Petrochemical Works and President of Wuhan Branch. Mr. Guan Zemin graduated from the East China University of Chemical Technology in July 1990 with a master’s degree in fine chemical engineering and obtained a master’s degree in engineering. He obtained the title of Senior Engineer.

Huang Xiangyu, aged 51, is a Deputy General Manager of the Company. Mr. Huang started his career in 1990 and joined Shanghai Petrochemical Complex in 1992. He served as the Deputy Director of the chemical workshop, Deputy Director of Jinyang Unitof of Shanghai Jinyang Acrylic Plant, Deputy Director and Director of Jinyang Acrylic Equipment of Acrylic Business Unit and Chief Engineer of Acrylic Business Divison of the Company. From July 2011 to January 2020, he served as the Director of the Acrylic Fiber Research Institute of the Company. From November 2011 to January 2020, he served as the Chief Engineer of the Acrylic Fiber Division of the Company. From February 2019 to January 2020, he served as Deputy Chief Engineer of the Company. Mr. Huang graduated from the Organic Chemical Major of School of Chemical Engineering, East China University of Science and Technology with a bachelor’s degree in Engineering in July 1990. He obtained a master’s degree in Engineering from Donghua University in May 2004. He graduated from Polymeric Chemistry and Physics Major of Fudan University with a doctor’s degree in Engineering in June 2013. He obtained the title of professor-level Senior Engineer.

Huang Fei, aged 43, is a Deputy General Manager of the Company. Mr. Huang joined Sinopec Shanghai Petrochemical Company Limited in 2000, and he has successively served as Polyolefin Plant Deputy Director of Plastic Business Unit and Manager Assistant and Polyolefin Plant Director of Plastic Department. From August 2012 to June 2014, he served as Deputy Manager of the Plastic Department. From June 2014 to February 2017, he served as Director and Vice Party Secretary of Statistical Center. From February 2017 to December 2018, he served as Manager and Deputy Party Secretary of Olefin Department. From December 2018 to January 2019, he served as General Manager Assistant and the Director of Production Department. From January 2019 to December 2019, Mr. Huang served as General Manager Assistant and Manager of Production Department of SECCO. In July 2000, Mr. Huang graduated from the Polymer Materials and Engineering Major of East China University of Science and Technology with a bachelor’s degree of Engineering. He graduated from Chemical Engineering Major of East China University of Science and Technology with a master’s degree. He obtained the title of Senior Engineer in April 2008.

B. Compensation.

The aggregate amount of cash compensation we paid to our directors, supervisors and executive officers during the year ended December 31, 2019 was approximately RMB9.35 million. In addition, directors and supervisors who are also officers or employees receive certain other benefits-in-kind, such as subsidized or free health care services, housing and transportation, which large Chinese enterprises customarily provide to their employees. No benefits are payable to members of the board or the Supervisory Committee or the executive officers upon termination of their relationship with us.

The following tables set forth the compensation on an individual basis for our directors, supervisors and executive officers who received compensation from us in 2019.

Name	Position with the Company	Salaries and other benefits	Retirement scheme contributions*	Discretionary bonus	Fees	Total Remuneration in 2019 (excluding share options)
		(RMB’000) (before tax)	(RMB’000) (before tax)	(RMB’000) (before tax)	(RMB’000) (before tax)	(RMB’000) (before tax)
Wu Haijun	Chairman & Executive Director	343	26	557	—	926
Jin Qiang	Executive Director, & Vice President	289	26	745	—	1,060
Zhou Meiyun	Executive Director, Vice President & Chief Financial Officer	248	26	709	—	983
Jin Wenmin	Executive Director & Vice President	260	26	721	—	1,007
Lei Dianwu	External Director	—	—	—	—	—
Mo Zhenglin	External Director	—	—	—	—	—
Zhang Yimin	Independent Director	—	—	—	150	150
Liu Yunhong	Independent Director	—	—	—	150	150
Du Weifeng	Independent Director	—	—	—	150	150
Li Yuanqin	Independent Director	—	—	—	150	150
Ma Yanhui	Chairman of Supervisory Committee	267	22	685	—	974
Zhang Feng(1)	Supervisor	31	9	107	—	147
Chen Hongjun(1)	Supervisor	34	9	110	—	153
Zhai Yalin	Supervisor	—	—	—	—	—
Zheng Yunrui	Independent Supervisor	100	—	—	—	100
Cai Tingki	Independent Supervisor	100	—	—	—	100

Shi Wei(2)	Former Executive Director, & President	329	26	797	—	1,152
Guo Xiaojun(2)	Former Executive Director, Vice President, Secretary to the Board & Joint Company Secretary	283	26	751	—	1,060
Zuo Qiang(3)	Former Supervisor	102	15	324	—	441
Li Xiaoxia(4)	Former Supervisor	102	14	529	—	645
Fan Qingyong(5)	Former Supervisor	—	—	—	—	—
Guan Zemin(6)	President	—	—	—	—	—
Huang Xiangyu(6)	Vice President	—	—	—	—	—
Huang Fei(6)	Vice President	—	—	—	—	—

*

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

(1)

On October 11, 2019, the staff association of the Company through democratic election procedure elected Mr. Zhang Feng and Mr. Chen Hongjun as employee representative supervisors of the Company. The changes in shareholdings of Mr. Zhang Feng and Mr. Chen Hongjun occurred before serving as employee representative supervisors.

(2)

On December 19, 2019, the Board of directors received the resignation letter from Mr. Shi Wei, tendering his resignation from his position as an Executive Director and Vice President due to his age at retirement. On the same day, the Board received the notice of resignation from Mr. Guo Xiaojun, tendering his resignation from his position as Executive Director, Vice President and Secretary to the Board due to other work arrangements. Mr. Shi’s and Mr. Guo Xiaojun’s resignation will take effect once the notices of resignation are sent to the Board on December 19, 2019.

(3)

On September 2, 2019, the supervisory committee of the Company received the resignation letter from Mr. Zuo Qiang, tendering his resignation from his position as an employee supervisor of the Supervisory Committee due to other work arrangements. Mr. Zuo Qiang’s resignation takes effect upon the submission of the resignation letter to the Supervisory Committee on September 2, 2019.

(4)

On September 30, 2019, the supervisory committee of the Company received the notice of resignation from Ms. Li Xiaoxia, tendering her resignation from her position as an employee supervisor of the Supervisory Committee due to other work arrangements. Given that the departure of Ms. Li will result in the proportion of employee supervisors in the Supervisory Committee falling below the statutory requirement, according to regulations in the Company Law and the Articles of Association of the Company, Ms. Li Xiaoxia’s notice of resignation took effect on October 11, 2019, the staff association of the Company through democratic election procedure elected Mr. Zhang Feng and Mr. Chen Hongjun as employee representative supervisors of the Company.

(5)

On December 27, 2019, the supervisory committee of the Company received the notice of resignation from Mr. Fan Qingyong, tendering his resignation from his position as a supervisor of the Supervisory Committee due to other work arrangements. Mr. Fan Qingyong’s notice of resignation will take effect upon the submission of the notice of resignation to the Supervisory Committee on December 27, 2019.

(6)

Mr. Guan Zemin was appointed as President of the Company at the 20th meeting of the Ninth Session of the Board on February 3, 2020. Mr. Huang Xiangyu and Mr. Huang Fei were appointed as the Company’s Vice President on the same day.

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

Remuneration and Appraisal Committee

We formed a remuneration and appraisal committee on December 25, 2001 which consists of three Directors. As of December 31, 2019, the members of the remuneration committee are Mr. Zhang Yimin (Chairman of the Committee), Mr. Zhou Meiyun and Mr. Du Weifeng. The key responsibility of the Remuneration Committee is to formulate and review the remuneration policy and plan for the Directors and executive officers, formulate the standards for evaluation of the Directors and executive officers and conduct such evaluations. The members of the remuneration and appraisal committee will hold office for the same term as their directorships which will expire in June 2020.

Audit Committee

We formed an audit committee on June 15, 1999 which consists of three Directors. As of December 31, 2019, the members are Ms. Li Yuanqin (Chairman of the Committee), Mr. Liu Yunhong and Mr. Du Weifeng. The key responsibility of the Audit Committee is to advise the Board on the appointment, dismissal, remuneration and terms of engagement of external auditors, review and supervise our financial reporting process, internal controls and risk management systems, and review our connected transactions. The members of the audit committee will hold office for the same term as their directorships which will expire in June 2020.

Nomination Committee

We formed a nomination committee on June 27, 2012 which consists of three Directors. As of December 31, 2019, the members are Mr. Zhang Yimin (Chairman of the Committee), Mr. Du Weifeng and Mr. Wu Haijun. The key responsibility of the Nomination Committee is to review the Board composition, make recommendations to the Board on the procedures and criteria for the selection and appointment of Directors and senior management and assess the independence of Independent Non-executive Directors. The members of the audit committee will hold office for the same term as their directorships which will expire in June 2020.

Strategy Committee

We formed a strategy committee on June 15, 2017 which consists of four Executive Directors, two Non-executive Directors and one Independent Non-executive Director. As of December 31, 2019, the members are Mr. Wu Haijun (Chairman of the Committee), Mr. Zhou Meiyun, Mr. Lei Dianwu, Mr. Mo Zhenglin and Ms. Li Yuanqin. The key responsibility of the Strategy Committee is to conduct researches and give recommendations to the Board on major investment decisions, projects and major issues that affect our development, and monitor our long-term development strategic plan. The members of the audit committee will hold office for the same term as their directorships which will expire in June 2020.

Summary Corporate Governance Differences

There are significant differences between our corporate governance practices and those of U.S. issuers listed on the NYSE. Pursuant to Section 303A.11 of the NYSE listing Manual, we have disclosed certain of these differences on our website at http://www.spc-ir.com.hk/eng/company.asp.

D. Employees.

As of December 31, 2019, we had 8,878 employees.

The following table shows the approximate number of employees we had at the end of the last three years by the principal business function they performed:

	December 31,
	2017	2018	2019
Management	1,148	1,057	1,081
Engineers, technicians and factory personnel	6,197	5,753	5,430
Accounting, marketing and others	3,016	2,787	2,367

Total	10,361	9,597	8,878

Approximately 56.49% of our work force are graduates with a tertiary degree or higher. In addition, we offer our employees opportunities for education and training based upon our development plans and requirements and the individual performance of each employee.

A system of labor contracts has been adopted in our Company. The contract system imposes discipline, provides incentives to adopt better work habits and gives us greater management control over our work force. We believe that by linking remuneration to productivity, the contract system has also improved employee morale. As of December 31, 2019, almost all of the work force was employed pursuant to labor contracts which specify the employee’s position, responsibilities, remuneration and grounds for termination. The contracts generally have short terms of one to five years and may be renewed with the agreement of both parties. The remaining personnel are employed for an indefinite term.

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

Total remuneration of our employees includes salary and bonuses. Employees also receive certain benefits in terms of housing, education and health services that we subsidize, and other miscellaneous subsidies. In 2019, we incurred RMB3,147.4 million in employment costs.

In compliance with Shanghai regulations, we and our employees participate in a defined contribution government pension scheme under which all employees upon retirement are entitled to receive pensions. In order to safeguard and properly enhance the living level of retired employees and improve the medium and long term incentive system, the Company established an enterprise annuity plan. According to the plan, to the extent that the employees volunteer for the related payments and have been with the Company for one year or more, such employees are entitled to participate in the enterprise annuity plan. We will make payments to match the payments made by the employees after giving considerations to our profitability, the employee’s work responsibilities, contributions, and treatments post retirement based on the principle of universal benefits. We have 18,750 retired employees under the above retirement insurance plans. During 2019, we terminated employment with 719 persons (including the retired and voluntary leave), accounting for 7.49% of 9,597 employees we had as of January 1, 2019.

In addition to the pension benefits, pursuant to the relevant laws and regulations of the PRC, we and our employees participate in defined social security contributions for employees, such as a housing fund, basic medical insurance, supplementary medical insurance, unemployment insurance, injury insurance and maternity insurance.

E. Share Ownership.

The table below sets forth information regarding the beneficial ownership of our shares held by our directors, supervisors and executive officers as of March 31, 2020:

Name	Position held	Number of Shares held (shares)	Percentage of total issued shares of the Company (%)	Percentage of total issued A shares (%)
Jin Qiang	Executive Director and Vice President	301,000 A shares (L)	0.002781	0.00411
Jin Wenmin	Executive Director and Vice President	175,000 A shares (L)	0.001617	0.00239
Zhang Feng	Supervisor	10,000 A shares (L)	0.000092	0.00014
Chen Hongjun	Supervisor	31,000 A shares (L)	0.000290	0.00043

(L): Long position

Share Option Incentive Scheme

The Share Option Incentive Scheme of the Company took effect from 23 December 2014, with a validity period of 10 years until 22 December 2024. The first grant of A-share share options under the Share Option Incentive Scheme was on 6 January 2015. For details, please refer to the relevant announcements uploaded on the websites of Shanghai Stock Exchange, Hong Kong Stock Exchange and the Company on 6 January 2015. All the exercise periods of the first grant have ended on 28 December 2018. For details, please refer to the relevant announcements uploaded on the websites of Shanghai Stock Exchange, Hong Kong Stock Exchange and the Company on 28 December 2018. At present, the Company has no other granting scheme.

During 2019, the Company did not grant A-share share options under the Share Option Incentive Scheme, nor did the grantees exercise any A-share share options, and no A-share share options were cancelled or lapsed.

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

The table below sets forth information regarding ownership of our shares as of March 31, 2020 by all persons who we know own more than five percent of our A shares and our H Shares. Our major shareholders listed below do not have voting rights different from those of our other shareholders.

Name of shareholders	Interests held (shares)	Percentage of total issued shares of the Company (%)	Percentage of total issued shares for this category(%)

Sinopec Corp.	5,460,000,000A shares (L)	50.44	74.50

The Bank of New York Mellon Corporation	436,867,031 H shares (L) 367,331,900 H shares (S) 61,158,279 H shares (P)	4.04 3.39 0.57	12.50 10.51 1.75

BlackRock, Inc.	282,286,866 H shares (L) 5,906,000 H shares (S)	2.61 0.05	8.08 0.17

Hung Hin Fai(1)	211,008,000 H shares (L) 200,020,000 H shares (S)	1.95 1.85	6.04 5.72

Chan Kin Sun(2)	200,020,000 H shares (L)	1.85	5.72

Citigroup Inc.	244,040,695 H shares (L) 2,204,900 H shares (S) 223,103,401 H shares (P)	2.25 0.02 2.06	6.98 0.06 6.38

Brown Brothers Harriman & Co.	177,771,311 H shares (L) 177,771,311 H shares (P)	1.64 1.64	5.09 5.09

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

As of March 31, 2020, a total of 3,495,000,000 H Shares were outstanding, and a total of 7,328,813,500 A Shares were outstanding.

The Bank of New York Mellon has advised us that, as of March 31, 2020, 3,568,441 ADSs, representing the equivalent of 356,844,100 H Shares, were held of record by 80 other registered shareholders domiciles in and outside of the United States. We have no further information as to our shares held, or beneficially owned, by U.S. persons.

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

B. Related Party Transactions.

Intercompany service agreements and business-related dealings

During 2016, pursuant to the Mutual Product Supply and Sales Service Framework Agreement entered into by the Company and Sinopec Corp., we purchased raw materials from, and sold petroleum products and petrochemicals as well as leased properties to, Sinopec Corp. and its associates, and Sinopec Corp. and its associates acted as sales agents for our petrochemical products. Under the Comprehensive Services Framework Agreement entered into by the Company and Sinopec Group, we accepted construction and installation, engineering design, insurance agency and financial services relating to the petrochemical industry provided by Sinopec Group and its associates. The relevant connected transactions were conducted in accordance with the terms of the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement. The current Mutual Product Supply and Sales Service Framework Agreement and Comprehensive Services Framework Agreement were renewed with Sinopec Corp. and Sinopec Group respectively upon approval and authorization at our 2016 Extraordinary General Meeting held on October 18, 2016. At the 2016 Extraordinary General Meeting, our shareholders also approved certain caps on the annual transaction values of certain ongoing continuing connected transactions for the years ending December 31, 2017, 2018 and 2019. The transaction amounts of the relevant connected transactions in 2019 did not exceed such caps.

As the above-mentioned framework agreement expired on 31 December 2019, to ensure that the normal operation of the Company is not affected, we renewed the Mutual Product Supply and Sales Services Framework Agreement with Sinopec Group and Sinopec Corp. and the Comprehensive Services Framework Agreement with Sinopec Group on 23 October 2019, and intended to continue the above-mentioned continuing connected transactions from 2020 to 2022, valid for three years until 31 December 2022. We disclosed the two agreements and the respective continuing connected transactions under the agreements in an announcement dated 23 October 2019 and a circular dated 13 November 2019. These two agreements and the respective continuing connected transactions under the agreements together with the associated annual caps from 2020 to 2022 were considered and approved at the first extraordinary general meeting for 2019 held on 10 December 2019.

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

The table below sets forth certain relevant information regarding our continuing connected transactions with Sinopec Corp. and Sinopec Group under the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement in 2019.

Type of major transactions	Connected parties	Annual cap for 2019	Transaction Amount during the reporting Period	Unit: RMB’000 Percentage Of the total Amount of the same type of transaction (%)

Mutual Product Supply and Sales Services Framework Agreement
Purchases of raw materials	Sinopec Corp., Sinopec Group and their associates	80,286,000	55,385,078	78.63%
Sales of petroleum and petrochemical products	Sinopec Corp. and its associates	102,914,000	58,996,676	58.79%
Property leasing	Sinopec Corp. and its associates	36,000	31,972	41.86%

Agency sales of petrochemical	Sinopec Corp. and its associates	240,000	125,619	100.00%
Comprehensive Services Framework Agreement
Construction, installation and engineering design services	Sinopec Group and its associates	3,444,000	143,560	23.92%
Petrochemical industry insurance services	Sinopec Group and its associates	180,000	108,223	100.00%
Financial services	Sinopec Group and its associates	200,000	1,295	0.33%

On December 31, 2018, the Company entered into an asset leasing agreement (the “Lease Agreement”) with Baishawan branch of Sinopec Petroleum Reserve Company Limited (the “Baishawan Branch”), a wholly owned subsidiary of the Company’s de facto controller, Sinopec Group. Pursuant to the Lease Agreement, the Company rents the oil tanks and ancillary equipment from the Baishawan Branch at an annual rent up to RMB95.0 million (including VAT) with the leasing period from January 1, 2019 to December 31, 2019. The Lease Agreement was considered and approved at the 14th meeting of the Ninth Session of the Board on December 28, 2018. Related announcements were published on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on December 28, 2018, as well as on “Shanghai Securities News” and “China Securities Journal” on December 29, 2018. During the reporting period, the Company incurred leasing costs of RMB82.00 million (including VAT).

On December 27, 2019, a storage service agreement among the Company, Sinopec Petroleum Reserve Company Limited of Sinopec Group and Baishawan Branch (the “Storage Service Agreement”) was considered and approved at the 19th meeting of the Ninth Session of the Board and was entered into on December 31, 2019. Pursuant to the Storage Service Agreement, the Baishawan Branch provides storage services to the Company for one year, with leasing period from January 1, 2020 to December 31, 2020 and the annual maximum storage fees of RMB114.0 million (including VAT). Related announcements were published on the official websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on December 27, 2019, as well as on “Shanghai Securities News” and “China Securities Journal” on December 28, 2019.

On December 28, 2018, the Company entered into a technical service agreement with Petro-CyberWorks Information Technology Co., Ltd. (“PCITC”), a non wholly-owned subsidiary of the Company’s de facto controller, Sinopec Group. Pursuant to the technical service agreement, the Company appointed PCITC to implement the design, construction, operation and maintenance of smart plant project for a total amount of RMB30,580,000 (inclusive of tax). The term of the technical service agreement starts from the date of signing by both parties, and the main function construction was completed in February 2020. Related announcements were published on the official websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on December 28, 2018, as well as on “Shanghai Securities News” and “China Securities Journal” on December 29, 2018.

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

Litigation

Neither we nor any of our subsidiaries is a party to, nor is any of our or their property the subject of any legal or arbitration proceedings which may have significant effects on our financial position or profitability or cash flows. We are not aware of any litigation or arbitration proceedings in which any of our directors, any member of our senior management or any of our affiliates is an adverse party or has a material adverse interest.

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

Tax on Dividends

For an Individual Investor

According to the Individual Income Tax Law of the People’s Republic of China, as amended on August 31, 2018 and effective on January 1, 2019 (the “Individual Income Tax Law”) dividends paid by Chinese companies to individual investors are subject to Chinese withholding tax at a flat rate of 20%. As for a foreign individual investor that neither has a domicile nor resides in China, or that has no domicile and has resided in China for no more than one year, the dividends received by such an investor in China are generally subject to a withholding tax at a flat rate of 20% under the individual income tax law, subject to exemption or reduction by an applicable income tax treaty. According to the State Administration of Taxation’s tax treatments with regard to the dividends of H Shares paid by onshore non-foreign invested enterprises listed on the HKSE, we will withhold and pay the individual income tax at the tax rate of 10% for individual shareholders who are residents of Hong Kong, Macau, or countries which have entered into tax treaties with mainland China, which provide for a

10% dividends tax rate, and we will temporarily withhold and pay the individual income tax at the tax rate of 10% for individual shareholders who are residents of countries which have entered into tax treaties with mainland China, which provide for a less than 10% dividends tax rate. Shareholders of H Shares may directly or through our Company apply to the in-charge tax authority for the preferential treatments provided by the relevant tax treaties. Upon the approval by the in-charge tax authority, the excessive amount being paid will be refunded. For individual shareholders who are residents of countries which have entered into tax treaties with mainland China providing for a more than 10% but less than 20% dividends tax rate, we will withhold and pay the individual income tax at the specific tax rate required therein. We will withhold and pay the individual income tax at the dividends tax rate of 20% for individual shareholders who are residents of countries which have not entered into any forms of tax treaties with mainland China or in circumstances other than above described.

For a Corporation

According to the Enterprise Income Tax Law of the People’s Republic of China (“Enterprise Income Tax Law”) and its implementation rules, as amended on December 29, 2018, dividends by Chinese resident enterprises to non-resident enterprises are ordinarily subject to a Chinese withholding tax levied at a flat rate of 10%. For purposes of the Enterprise Income Tax Law, a “Chinese resident enterprise” is an enterprise which is either (i) set up in China in accordance with PRC laws or (ii) set up in accordance with the laws of a foreign country (region) but whose actual administrative headquarters is in China. For purposes of the Enterprise Income Tax Law, a “non-resident enterprise” is an enterprise which is set up in accordance with the laws of a foreign country (region) and whose actual administrative headquarters is located outside China but which has either (i) set up a legal presence in China or (ii) has income originating from China despite not having formally set up a legal presence in China. The State Administration of Taxation issued a Circular on Issues Relating to the Withholding of Enterprise Income Tax for Dividends Distributed by Resident Enterprises in China to Non-resident Enterprises Holding H-shares of the Enterprises (Guo Shui Han [2008] No. 897) on November 6, 2008, which further clarifies that Chinese resident enterprises should, in distributing dividends for 2008 or any year hereafter to non-resident enterprises holding H-shares of the Chinese resident enterprise, withhold enterprise income tax for such dividends at a tax rate of 10%. After receiving dividends, non-resident enterprises holding H-shares of any Chinese resident enterprise can, on their own or through an agent, file an application to the relevant taxation authorities for such dividends to be covered by any applicable tax treaty (or other arrangement). The relevant taxation authorities should, upon reviewing and verifying the application and supporting materials to be correct, refund the difference between the tax levied and the tax payable calculated at a tax rate specified by the applicable tax treaty (or other arrangement).

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

Stamp Tax

While no express exemption exists for the imposition of Chinese stamp tax on transfers of Overseas Shares pursuant to the Provisional Regulations of the People’s Republic of China Concerning Stamp Tax, as amended on January 8, 2011, we are not aware of any circumstance under which Chinese stamp tax has actually been imposed on the transfer of Overseas Shares.

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

Commodity Price Risk

We are exposed to commodity price risk related to price volatility of crude oil and refined oil products. We had no program of commodity price hedging activities and did not engage in any such activities in 2018 or 2019. See Item 3. Key Information – D. Risk Factors—Our operations may be adversely affected by the cyclical nature of the petroleum and petrochemical markets and by the volatility of prices of crude oil and petrochemical products.

Interest Rate Risk

We are subject to risk resulting from fluctuations in interest rates. Our borrowings are fixed and variable rate bank and other borrowings, with original maturities ranging from 1 to 5 years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. We had no program of interest rate hedging activities and did not engage in any such activities in 2018 or 2019.

The following table provides information, by maturity date, regarding our interest rate sensitive financial instruments, which consist of fixed and variable rate short term and long term debt obligations, as of December 31, 2019 and 2018.

	As of December 31, 2019
	2020	2021	2022	2023	2024	Total Recorded Amount	Fair Value

	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—
In RMB	1,500,000	—	—	—	—	1,500,000	1,500,000
Average interest rate(1)	3.30%	—	—	—	—	3.30%	3.30%
Variable rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—
In RMB	47,600	—	—	—	—	47,600	47,600
Average interest rate(1)	4.52%	—	—	—	—	4.52%	4.52%

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

As of December 31, 2018
	2019	2020	2021	2022	2023	Total Recorded Amount	Fair Value

(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—
In RMB	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—
Variable rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—
In Euro	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—
In RMB	497,249	—	—	—	—	497,249	497,249
Average interest rate(1)	3.63%	—	—	—	—	3.63%	3.63%

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

Exchange Rate Risk

We are also exposed to foreign currency exchange rate risk as a result of our foreign currency denominated short term borrowing and, to a limited extent, cash and cash equivalents denominated in foreign currencies. The following table provides information, by maturity date, regarding our foreign currency exchange rate sensitive financial instruments, which consist of cash and cash equivalents, short term debt obligations as of December 31, 2019 and 2018.

As of December 31, 2019
	2020	2021	2022	2023	2024	Thereafter	Total Recorded Amount	Fair Value

(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments
Cash and cash equivalents:
In Hong Kong Dollars	—	—	—	—	—	—	—	—
In U.S. Dollars	336,078	—	—	—	—	—	336,078	336,078
In Euro	—	—	—	—	—	—	—	—
In Japanese Yen	—	—	—	—	—	—	—	—
In Swiss Frank	—	—	—	—	—	—	—	—
Debt:
Fixed rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—	—
Variable rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

	As of December 31, 2018
	2019	2020	2021	2022	2023	Thereafter	Total Recorded Amount	Fair Value

	(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments
Cash and cash equivalents:
In Hong Kong Dollars	—	—	—	—	—	—	—	—
In U.S. Dollars	351,931	—	—	—	—	—	351,931	351,931
In Euro	—	—	—	—	—	—	—	—
In Japanese Yen	—	—	—	—	—	—	—	—
In Swiss Frank	—	—	—	—	—	—	—	—
Debt:
Fixed rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—	—
Variable rate bank and other loans in U.S. Dollars	431,649	—	—	—	—	—	431,649	431,649
Average interest rate(1)	3.34%	—	—	—	—	—	3.34%	3.34%
Variable rate bank and other loans in EURO	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

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

12.D.4 Fees and Other Payments Made by the Bank of New York Mellon

From January 1, 2019 through March 31, 2020, a total of U.S.$0 was paid by the Bank of New York Mellon on our behalf for our ADSs program. The standard out-of-pocket maintenance costs for our ADSs program were U.S.$145,327.17, which have been waived by the Bank of New York Mellon.

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

Our management assessed the effectiveness of our internal control over financial reporting based upon the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of December 31, 2019. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019 based on these criteria.

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

(d). Changes in Internal Control over Financial Reporting.

For the year ended December 31, 2019, there have been no changes to our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table summarizes the fees charged by PwC, our principal accountant, for certain services rendered to us during 2018 and 2019.

	For the year ended December 31,
	(in thousands of RMB)
	2018	2019
Audit fees (1)	7,800	7,800
All other fees (2)	150	—
Total	7,950	7,800

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
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

The nominating/corporate governance committee must have a written charter that addresses:

(i) the committee’s purpose and responsibilities—which, at minimum, must be to: identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or to recommend that the board select, the director nominees for the next annual meeting of shareholders; develop and recommend to the board a set of corporate governance guidelines applicable to the corporation; and oversee the evaluation of the board and management; and

(ii) an annual performance evaluation of the committee.

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

SECCO was deemed a significant equity investee under Rule 3-09 of Regulation S-X for the fiscal year ended December 31, 2019. As such, the financial statements of SECCO required by Rule 3-09 of Regulation S-X are provided as Exhibit 99.1 to this Annual Report on Form 20-F.

ITEM 18.	FINANCIAL STATEMENTS.

See pages F1 to F96.

ITEM 19.	EXHIBITS.

No.	Exhibit

1.1	Translation of the amended and restated Articles of Association of Sinopec Shanghai Petrochemical Company Limited as approved in the First Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2018 on November 8, 2018 (incorporated by reference to our Form 6-K (File No.001-12158) filed with the Commission on November 8, 2018).

2.	Amended and Restated Deposit Agreement between Sinopec Shanghai Petrochemical Company Limited and The Bank of New York Mellon dated May 11, 2011(incorporated by reference to Exhibit 2 of our annual report on Form 20-F (File No. 001-12158) filed with the Commission on April 30, 2012).

4.1	Translation of the renewed Product Supply and Sales Services Framework Agreement among Sinopec Shanghai Petrochemical Company Limited, China Petroleum & Chemical Corporation and China Petrochemical Corporation as approved in the First Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2016 on October 18, 2016 (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F Amendment No.1 (File No.001-12158) filed with the Commission on September 14, 2017).

4.2	Translation of the renewed Comprehensive Services Framework Agreement between Sinopec Shanghai Petrochemical Company Limited and China Petrochemical Corporation as approved in the First Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2016 on October 18, 2016 (incorporated by reference to Exhibit 4.2 of our annual report on Form 20-F Amendment No.1 (File No.001-12158) filed with the Commission on September 14, 2017).

4.3	Translation of the Property Right Transaction Agreement with Sinopec Sales Company Limited as approved in the eighteenth meeting of the seventh session of the board of directors of Sinopec Shanghai Petrochemical Company Limited on December 5, 2013 (incorporated by reference to Exhibit 4.3 of our annual report on Form 20-F (File No.001-12158) filed with the Commission on April 30, 2014).

4.4	English summary of principal terms of the Share Option Scheme as adopted at the second meeting of the eighth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited on August 15, 2014 (incorporated by reference to Appendix I of our Form 6-K (File No.001-12158) filed with the Commission on November 6, 2014).

8*	A list of subsidiaries of Sinopec Shanghai Petrochemical Company Limited.

12.1*	Certification of President Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1*	Certification of President Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

99.1*	Financial statements of SECCO and Report of Independent Auditor

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF *	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED
Date: April 28, 2020	/s/ ZHOU MEIYUN

Zhou Meiyun, Director, Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sinopec Shanghai Petrochemical Company Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Sinopec Shanghai Petrochemical Company Limited and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Critical Audit Matters (Continued)

Net realizable value (NRV) of raw materials, work in progress and finished goods

As described in Notes 2.16, 5 and 22 to the consolidated financial statements, the gross balances of raw materials, work in progress and finished goods were RMB 6,662,023 thousands, against which NRV provisions of RMB 112,744 thousands were set aside as at December 31, 2019. The Company is principally engaged in processing of crude oil into petroleum products and other chemical products. The crude oil can be processed into various finished goods by different processing procedures. Inventories are stated at the lower of cost and NRV. The NRV was determined based on the estimated selling prices less the estimated costs to completion, if relevant, other costs necessary to make the sale, and related taxes. Determination of estimated selling prices of work in progress and finished goods, estimated costs to completion, other costs necessary to make the sale and related taxes required significant management judgements, taking into consideration of historical information and future market trend.

The principal considerations for our determination that performing procedures relating to the NRV of raw materials, work in progress and finished goods is a critical audit matter are there were significant judgments by management in the determination of estimated selling prices of work in progress and finished goods, estimated costs to completion, and other costs necessary to make the sale and the related taxes. This in turn led to a high degree of auditor judgement, subjectivity and audit effort in performing procedures and evaluating audit evidence related to the estimated selling prices, estimated costs to completion, other costs necessary to make the sale and the related taxes, taking into consideration of management’s judgements and estimates on historical information and future market trend factors.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the determination of net realizable value of the raw materials, work in progress and finished goods. These procedures also included, among others, testing management’s process for determining the NRV of raw materials, work in progress and finished goods; evaluating the reasonableness of management’s estimates of costs to completion, other costs necessary to make the sale and related taxes by considering the relevant historical actual performance; and evaluating the reasonableness of management’s significant assumptions in determining estimated selling prices. Evaluating management’s assumptions in determining estimated selling prices on a test basis involved comparing the estimated selling prices to applicable actual selling prices and market price information; evaluating the assumptions relating to future market trend considering changes in market supplies, customer demands, technology developments and relevant regulators by corroborating with public data or research information and referencing to the industry knowledge.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 28, 2020

We have served as the Company’s auditor since 2013.

Sinopec Shanghai Petrochemical Company Limited

Consolidated Income Statement

For the year ended 31 December 2017, 2018 and 2019

		Year ended 31 December
	Note	2017	2018	2019
		RMB’000	RMB’000	RMB’000
Revenue	6	91,962,415	107,688,907	100,269,667
Taxes and surcharges		(12,744,088)	(12,075,424)	(12,213,927)

Net sales		79,218,327	95,613,483	88,055,740
Cost of sales	11	(72,398,288)	(89,838,977)	(86,467,995)

Gross profit		6,820,039	5,774,506	1,587,745

Selling and administrative expenses	11	(535,259)	(536,114)	(549,885)
Net impairment losses on financial assets	4	-	(39)	59
Other operating income	7	119,010	202,617	150,714
Other operating expenses	8	(21,379)	(32,548)	(21,925)
Other gains - net	9	19,462	176,690	153,864

Operating profit		6,401,873	5,585,112	1,320,572

Finance income	10	268,379	443,661	416,747
Finance expenses	10	(61,047)	(106,249)	(53,784)

Finance income – net		207,332	337,412	362,963

Share of net profit of associates and joint ventures accounted for using the equity method	21	1,243,693	885,597	972,593

Profit before income tax		7,852,898	6,808,121	2,656,128
Income tax expense	13	(1,698,739)	(1,471,903)	(428,963)

Profit for the year		6,154,159	5,336,218	2,227,165

Profit attributable to:
- Owners of the Company		6,143,222	5,336,331	2,215,728
- Non-controlling interests		10,937	(113)	11,437

		6,154,159	5,336,218	2,227,165

Earnings per share attributable to owners of the Company for the year (expressed in RMB per share)
Basic earnings per share	14	RMB 0.569	RMB 0.493	RMB 0.205

Diluted earnings per share	14	RMB 0.568	RMB 0.493	RMB 0.205

Earnings per ADS attributable to owners of the Company for the year (expressed in RMB per ADS)
Basic earnings per ADS	14	RMB 56.862	RMB 49.303	RMB 20.452

Diluted earnings per ADS	14	RMB 56.830	RMB 49.303	RMB 20.452

The above consolidated income statement should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun

Chairman	Director, Vice General Manager and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2017, 2018 and 2019

		Year ended 31 December
	Note	2017	2018	2019
		RMB’000	RMB’000	RMB’000
Profit for the year		6,154,159	5,336,218	2,227,165
Other comprehensive (loss)/income
Items that may be reclassified to profit or loss Share of other comprehensive (loss)/income of associates and joint ventures accounted for using the equity method	28	(810)	(7,014)	7,449

Other comprehensive (loss)/income for the year, net of tax		(810)	(7,014)	7,449

Total comprehensive income for the year		6,153,349	5,329,204	2,234,614

Attributable to:
– Owners of the Company		6,142,412	5,329,317	2,223,177
– Non-controlling interests		10,937	(113)	11,437

Total comprehensive income for the year		6,153,349	5,329,204	2,234,614

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun

Chairman	Director, Vice General Manager and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Consolidated Balance Sheet

As at 31 December 2018 and 2019

		As at 31 December
	Note	2018	2019
		RMB’000	RMB’000
Assets
Non-current assets
Lease prepayments and other non-current assets	15	858,283	481,414
Property, plant and equipment	17	11,646,390	11,300,797
Right-of-use assets	3, 16	—	343,860
Investment properties	18	376,739	367,468
Construction in progress	19	1,559,401	1,815,549
Investments accounted for using the equity method	21	4,527,133	5,208,758
Deferred income tax assets	13	119,075	150,832
Financial assets at fair value through other comprehensive income	23(d)	-	5,000
Time deposits with banks	23(c)	-	3,511,234

		19,087,021	23,184,912

Current assets
Inventories	22	8,120,875	6,754,434
Financial assets at fair value through other comprehensive income	23(d)	1,672,431	1,540,921
Financial assets at fair value through profit or loss	23(e)	2,727,279	3,318,670
Trade receivables	23(a)	81,990	120,739
Other receivables	23(a)	105,803	26,101
Prepayments	24	38,025	23,767
Amounts due from related parties	23(a), 30(c)	2,286,249	1,565,993
Cash and cash equivalents	23(b)	8,741,893	7,449,699
Time deposits with banks	23(c)	1,500,000	1,508,839
Assets classified as held for sale	24	24,331	-

		25,298,876	22,309,163

Total assets		44,385,897	45,494,075

Sinopec Shanghai Petrochemical Company Limited

Consolidated Balance Sheet (Continued)

As at 31 December 2018 and 2019

		As at 31 December
	Note	2018	2019
		RMB’000	RMB’000
Equity and liabilities
Equity attributable to owners of the Company
Share capital	27	10,823,814	10,823,814
Reserves	28	19,522,249	19,039,474

		30,346,063	29,863,288
Non-controlling interests		116,378	130,560

Total equity		30,462,441	29,993,848

Liabilities
Non-current liabilities
Lease liabilities	16	—	10,593
Deferred income	26	10,442	10,005

		10,442	20,598

Current liabilities
Borrowings	23(f)	497,249	1,547,600
Lease liabilities	16	—	11,450
Financial liabilities at fair value through profit or loss		11,005	799
Contract liabilities	25	446,702	655,117
Trade and other payables	23(g)	8,090,228	7,330,000
Amounts due to related parties	23(g), 30(c)	4,567,814	5,708,394
Income tax payable		300,016	226,269

		13,913,014	15,479,629

Total liabilities		13,923,456	15,500,227

Total equity and liabilities		44,385,897	45,494,075

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun

Chairman	Director, Vice General Manager and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Changes in Equity

For the year ended 31 December 2017, 2018 and 2019

		Attributable to owners of the Company
	Note	Share capital	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2017		10,800,000	4,237,276	9,684,689	24,721,965	281,270	25,003,235

Profit for the year		-	-	6,143,222	6,143,222	10,937	6,154,159
Other comprehensive loss	28	-	(810)	-	(810)	-	(810)

Total comprehensive (loss)/ income for the year		-	(810)	6,143,222	6,142,412	10,937	6,153,349

Dividends proposed and approved		-	-	(2,700,000)	(2,700,000)	-	(2,700,000)
Employees share option scheme	28,29	-	(10,640)	-	(10,640)	-	(10,640)
Exercise of share option	28,29	14,177	62,319	-	76,496	-	76,496
Dividends paid by subsidiaries to non-controlling interests		-	-	-	-	(6,900)	(6,900)
Utilization of safety production fund	28	-	(346)	346	-	-	-

Balance at 31 December 2017		10,814,177	4,287,799	13,128,257	28,230,233	285,307	28,515,540

		Attributable to owners of the Company
	Note	Share capital	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2018		10,814,177	4,287,799	13,128,257	28,230,233	285,307	28,515,540

Profit/(loss) for the year		-	-	5,336,331	5,336,331	(113)	5,336,218
Other comprehensive loss	28	-	(7,014)	-	(7,014)	-	(7,014)

Total comprehensive (loss)/income for the year		-	(7,014)	5,336,331	5,329,317	(113)	5,329,204

Dividends proposed and approved		-	-	(3,247,144)	(3,247,144)	-	(3,247,144)
Forfeit of share option scheme	28,29	-	(13,004)	-	(13,004)	-	(13,004)
Exercise of share option	28,29	9,637	27,465	-	37,102	-	37,102
Dividends paid by subsidiaries to non-controlling interests		-	-	-	-	(6,457)	(6,457)
Appropriation of safety production fund	28	-	57,135	(57,135)	-	-	-
Transactions with non-controlling interests	28	-	9,559	-	9,559	(162,359)	(152,800)

Balance at 31 December 2018		10,823,814	4,361,940	15,160,309	30,346,063	116,378	30,462,441

Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Changes in Equity (Continued)

For the year ended 31 December 2017, 2018 and 2019

		Attributable to owners of the Company
	Note	Share capital	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2019		10,823,814	4,361,940	15,160,309	30,346,063	116,378	30,462,441

Profit for the year		-	-	2,215,728	2,215,728	11,437	2,227,165
Other comprehensive income	28	-	7,449	-	7,449	-	7,449

Total comprehensive income for the year		-	7,449	2,215,728	2,223,177	11,437	2,234,614

Dividends proposed and approved	31	-	-	(2,705,952)	(2,705,952)	-	(2,705,952)
Dividends paid by subsidiaries to non-controlling interests		-	-	-	-	(3,266)	(3,266)
Appropriation of safety production fund	28	-	2	(2)	-	-	-
Non-controlling interests of disposed subsidiary		-	-	-	-	6,011	6,011

Balance at 31 December 2019		10,823,814	4,369,391	14,670,083	29,863,288	130,560	29,993,848

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun

Chairman	Director, Vice General Manager and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Cash Flows

For the year ended 31 December 2017, 2018 and 2019

		Year ended 31 December
	Note	2017	2018	2019
		RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	32	8,784,496	8,501,499	5,655,676
Interest paid to related parties		-	(1,326)	(2,126)
Interest paid		(17,664)	(34,339)	(61,304)
Income tax paid		(1,706,014)	(1,806,400)	(534,467)

Net cash generated from operating activities		7,060,818	6,659,434	5,057,779

Cash flows from investing activities
Dividends received from joint ventures and associates		479,633	811,473	594,868
Interest received from related parties		5,147	610	1,295
Interest received from banks excluded structured deposits		221,835	393,671	445,105
Interest received from structured deposits		-	23,149	86,848
Net proceeds/(losses) from settlement of derivative financial instrument		-	16,540	(15,316)
Net proceeds from disposal of property, plant and equipment	32	3,407	210,122	67,503
Net proceeds from disposal of joint ventures		10,339	-	-
Proceeds from disposal of a subsidiary	21	-	9,600	-
Cash received from entrusted lending		88,000	12,000	-
Cash received from structured deposits		-	-	3,200,000
Cash received from time deposits within one year		500,000	4,000,000	4,100,000
Cash payment for time deposits above one year		-	-	(3,500,000)
Cash payment for time deposits within one year		(2,500,000)	(3,500,000)	(4,100,000)
Cash payment for structured deposits		-	(2,700,000)	(3,800,000)
Cash payment for acquisition of associate	21	-	-	(248,184)
Cash payment of entrusted lending		(12,000)	-	-
Cash payment for equity instruments		-	-	(5,000)
Payments for sale of financial assets at fair value through other comprehensive income		-	-	(19,513)
Cash held by the subsidiary before disposal	20	-	(18,529)	(404)
Purchases of property, plant and equipment and other long-term assets from related parties		(172,154)	(143,554)	(83,447)
Purchases of property, plant and equipment and other long-term assets from third parties		(1,024,909)	(1,043,451)	(1,346,964)

Net cash used in investing activities		(2,400,702)	(1,928,369)	(4,623,209)

Cash flows from financing activities
Proceeds from borrowings from related parties		-	50,000	-
Proceeds from borrowings from banks		2,119,147	2,486,759	4,755,100
Proceeds from exercising share option scheme		54,580	37,102	-
Repayments of borrowings to related parties		-	(50,000)	-
Repayments of borrowings to banks		(2,059,422)	(2,596,157)	(3,695,208)
Cash payment of acquisition of non-controlling interests		-	(152,800)	-
Dividends paid to the Company’s shareholders		(2,697,188)	(3,275,656)	(2,704,864)
Dividends paid by subsidiaries to non-controlling interests		(6,900)	(6,457)	(3,266)
Principal elements of lease payments		—	—	(89,124)

Net cash used in financing activities		(2,589,783)	(3,507,209)	(1,737,362)

Net increase/(decrease) in cash and cash equivalents		2,070,333	1,223,856	(1,302,792)
Cash and cash equivalents at beginning of the year	23(b)	5,440,623	7,504,266	8,741,893
Exchange gains on cash and cash equivalents		(6,690)	13,771	10,598

Cash and cash equivalents at end of the year	23(b)	7,504,266	8,741,893	7,449,699

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun

Chairman	Director, Vice General Manager and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2019

1	General information

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

For the year ended 31 December 2019

1	General information (continued)

The second tranche of the Share Option Incentive Scheme was exercised on 12 January 2018, and the Company received cash payment of RMB 37,102 thousands from 185 grantees, led to an increase of RMB 9,637 thousands in share capital.

According to the board resolution of the Company on 28 December 2018, the third tranche was not exercised due to the failure on satisfying the non-market exercise conditions.

As at 31 December 2019, total shares of the Company were 10,823,814 thousands (31 December 2018: 10,823,814 thousands).

The Company and its subsidiaries (“the Group”) are principally engaged in processing crude oil into synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products.

These consolidated financial statements are presented in thousands of Renminbi Yuan (RMB), unless otherwise stated. These financial statements have been approved for issue by the Board of Directors on 28 April 2020.

2	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities measured at fair value.

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

2.1.1	Changes in accounting policy and disclosures

(a)	New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 January 2019:

•	IFRS 16 ‘Leases’

•	IFRIC 23 ‘Uncertainty over Income Tax Treatments’

•	Annual Improvements to IFRS Standards 2015-2017 cycle

•	Amendments to IFRS 9 ‘Prepayment Features with Negative Compensation’

•	Amendments to IAS 28 ‘Long-team interests in Associates and Joint Ventures’, and

•	Amendments to IAS 19 ‘Plan Amendment, Curtailment or Settlement’.

The Group had to change its accounting policies as a result of adopting IFRS 16. The Group elected to adopt the new rules retrospectively but recognized the cumulative effect of initially applying the new standard on 1 January 2019, which was disclosed in Note 3. The other amendments listed above did not have any significant impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures (continued)

(b)	New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2019 reporting periods and have not been early adopted by the Group:

•	Amendments to IFRS 3 ‘Business Combinations’, effective for the accounting period beginning on or after 1 January 2020;

•	Amendments to conceptual Framework of IASB, effective for the accounting period beginning on or after 1 January 2020;

•

Amendments to IAS 1 ‘Presentation of Financial Statements’ and IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, effective for the accounting period beginning on or after 1 January 2020;

•	IFRS 17 ‘Insurance Contracts’, effective for the accounting period beginning on or after 1 January 2021;

•	Amendments to IFRS 10 and IAS 28 ‘Sale or contribution of assets between an investor and its associate or joint venture’.

The new standards and interpretations that are not yet effective are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.2	Subsidiaries (continued)

2.2.1	Consolidation (continued)

(a)	Business combinations (continued)

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.2	Subsidiaries (continued)

2.2.2	Separate financial statements

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.4	Joint arrangements

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

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the income statement within finance income or expenses. All other foreign exchange gains and losses are presented in the income statement within Other gains – net.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.7	Property, plant and equipment

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

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within Other gains – net in the income statement.

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.10	Lease prepayments and other non-current assets

From 1 January 2019, lease prepayments and other non-current assets mainly include catalysts used in production and patents. These assets are carried at cost less accumulated amortization and impairment losses. Lease prepayments and other non-current assets are amortized on a straight-line basis over the respective periods of the rights and the estimated useful lives of the catalysts and patents, as follows:

Patents	10-28 years
Catalyst	2-5 years

Accounting polices applied until 1 January 2019

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

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.12	Investments and financial assets (continued)

2.12.2	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

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

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in Other gains—net, together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the consolidated income statement.

•

FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gains or losses previously recognized in OCI is reclassified from equity to profit or loss and recognized in Other gains—net. Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in Other gains—net and impairment expenses are presented as separate line item in the consolidated income statement.

•

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within Other gains—net in the period in which it arises.

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

Changes in the fair value of financial assets at FVPL are recognized in Other gains—net in the consolidated income statement as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.12	Investments and financial assets (continued)

2.12.4	Impairment

From 1 January 2018, the Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.12.5	Accounting policies applied until 31 December 2017 (continued)

(c)	Available-for-sale financial assets (continued)

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

For the year ended 31 December 2019

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

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion, the estimated costs necessary to make the sale and the related taxes.

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

In the consolidated statement of cash flows, cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are presented within borrowings in current liabilities in the balance sheet.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.19	Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

2.20	Safety production fund

Under China’s law and regulation, the Group is required to accrue safety production fund at a certain percentage of the sales of dangerous goods. The fund is earmarked for improving the safety of production. The fund is accrued from retained earnings to other reserves and converted back to retained earnings when used.

2.21	Trade and other payables

Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade and other payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade and other payables are recognized initially at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method.

2.22	Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

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

For the year ended 31 December 2019

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

For the year ended 31 December 2019

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

For the year ended 31 December 2019

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

For the year ended 31 December 2019

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

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.29	Interest income

Interest income from financial assets at FVPL is included in Other gains—net, see Note 9 below. Interest income on financial assets at amortized cost and financial assets at FVOCI calculated using the effective interest method is recognized in the consolidated income statement as part of other income.

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

As explained in Note 2.1.1(a) above, the Group has changed its accounting policy for leases. The new policy and the impact of the change are described in Note 3.

Until 31 December 2018, leases in which a significant portion of the risks and rewards of ownership were not transferred to the Group as lessee were classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to the income statement on a straight-line basis over the period of the lease.

Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the balance sheet based on their nature. The Group did not need to make any adjustments to the accounting for assets held as lessor as a result of adopting the new leasing standard. The respective leased assets are included in the balance sheet bases on their nature.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.33	Dividend distribution

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

2.35	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(1)	has control or joint control over the Group;

(2)	has significant influence over the Group; or

(3)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(1)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(2)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(3)	Both entities are joint ventures of the same third party.

(4)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(5)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(6)	The entity is controlled or jointly controlled by a person identified in (i).

(7)	A person identified in (i)(1) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

3	Changes in accounting policies

This note explains the impact of the adoption of IFRS 16 ‘Leases’ on the Group’s financial statements.

As indicated in Note 2.1.1(a) above, the Group has adopted IFRS 16 ‘Leases’ retrospectively from 1 January 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transition provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on 1 January 2019. The new accounting policies are disclosed in Note 3.3 below.

3.1	Impact of adoption

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 ‘Leases’. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 January 2019. The lessee’s incremental borrowing rate applied to the lease liabilities on 1 January 2019 was from 4.35% to 4.90%.

(a)	Measurement of lease liabilities

RMB’000
Operating lease commitments disclosed as at 31 December 2018	84,746
Discounted using the lessee’s incremental borrowing rate of at the date of initial application	77,046
(Less): short-term leases recognized on a straight-line basis as expense	(315)

Lease liability recognized as at 1 January 2019	76,731

Of which are:

Current lease liabilities	74,093

Non-current lease liabilities	2,638

(b)	Measurement of right-of-use assets

Right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as at 31 December 2018. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

(c)	Adjustments recognized in the balance sheet on 1 January 2019

The change in accounting policy affected the following items in the balance sheet on 1 January 2019:

•	right-of-use assets – increase by RMB 411,878 thousands (Note 16)

•	lease prepayment and other non-current assets – decreased by RMB 335,026 thousands (Note 15)

•	prepayments – decrease by RMB 121 thousands

•	lease liabilities – increase by RMB 76,731 thousands

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

3	Changes in accounting policies (continued)

3.1	Impact of adoption (continued)

(d)	Impact on segment disclosures

As at 31 December 2019, allocated assets and allocated liabilities increased as a result of the change in accounting policy. Right-of-use assets and lease liabilities are now included in segment assets and liabilities. The following segments were affected by the change in policy:

	Addition to allocated assets RMB’000	Addition to allocated liabilities RMB’000
Synthetic fibres	9,047	536
Resins and plastics	50,006	5,177
Intermediate petrochemicals	46,320	2,738
Petroleum products	236,531	13,371
Trading of petrochemical products	13	-
Others	1,943	221

	343,860	22,043

(e)	Practical expedients applied

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

•	applying a single discount rate to a portfolio of leases with reasonably similar characteristics, and

•	accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2019 as short-term leases.

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Group relied on its assessment made applying IAS 17 and IFRIC 4 ‘Determining whether an Arrangement contains a Lease’.

3.2	Lessor accounting

The Group did not need to make any adjustments to the accounting for assets held as lessor under operating leases as a result of the adoption of IFRS 16.

3.3	The Group’s leasing activities and how these are accounted for

The Group leases various land, buildings, equipment, vehicles and others. Rental contracts of buildings, equipment, vehicles and others are typically made for fixed periods of 1 to 30 years. Rental contracts of land use rights are typically made for fixed periods of 30 to 50 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

3	Changes in accounting policies (continued)

3.3	The Group’s leasing activities and how these are accounted for (continued)

Until the 2018 financial year, leases were classified as either finance leases or operating leases. From 1 January 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable,

•	variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date,

•	amounts expected to be payable by the Group under residual value guarantees,

•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

To determine the incremental borrowing rate, the Group:

•	where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received

•	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third party financing, and

•	makes adjustments specific to the lease, eg term, country, currency and security.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability,

•	any lease payments made at or before the commencement date less any lease incentives received,

•	any initial direct costs, and

•	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis, as follows:

Land use rights	30-50 years
Buildings	1-30 years
Equipment	1-2 years
Vehicles and others	1-5 years

Payments associated with short-term leases of equipment and vehicles are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

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

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Nevertheless the Group is exposed to foreign exchange risk arising from the recognized assets and liabilities (mainly trade payables), and future transactions denominated in foreign currencies, primarily with respect to US dollar. The Group’s finance department at its headquarter is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimize the foreign exchange risk. For the year ended 31 December 2019, 31 December 2018 and 31 December 2017, the Group uses forward foreign exchange contracts and foreign exchange option contracts to mitigate its exposure to foreign exchange risk respect to US dollar. The forward and option contracts the Group used are not designed as hedging instrument. As at 31 December 2019, the nominal amount of US dollar foreign exchange options were amounted to RMB 40,754 thousands (31 December 2018: RMB 571,476 thousands), which would be matured within six months.

As at 31 December 2019, if the foreign currencies had weakened/strengthened by 5% against RMB with all other variables held constant, the Group’s net profit for the year would have been RMB 13,699 thousands increased/decreased before considering the impact of forward and option contracts as a result of foreign exchange gains/losses on translation of foreign currencies denominated trade payables and borrowings (31 December 2018: RMB 30,713 thousands).

(ii)	Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from short-term interest bearing borrowings. Borrowings obtained at variable rates expose the Group to cash flow interest rate risk. Borrowings obtained at fixed rates expose the Group to fair value interest rate risk. The Group determines the relative proportions of its fixed rate and floating rate contracts depending on the prevailing market conditions. As at 31 December 2019, the Group’s short-term borrowings denominated with floating rates amounted to RMB 47,600 thousands, which represented 3% of total borrowing balance (31 December 2018: RMB 497,249 thousands, representing 100% of total borrowing balance).

The Group’s finance department at its headquarter continuously monitors the interest rate position of the Group. Increases in interest rates will increase the cost of new borrowing and the interest expenses with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. The Group makes adjustments timely with reference to the latest market conditions and may enter into interest rate swap agreements to mitigate its exposure to interest rate risk. For the years ended 31 December 2019 and 31 December 2018, the Group did not enter into any interest rate swap agreements.

As at 31 December 2019, if interest rates on the floating rate borrowings had risen/fallen by 50 basis points while all other variables had been held constant, the Group’s net profit would have decreased/increased by approximately RMB 179 thousands (31 December 2018: RMB 1,865 thousands), mainly as a result of higher/lower interest expense on floating rate borrowings.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

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

For the year ended 31 December 2019

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

The expected credit loss rates are based on the payment profiles of sales over a period of 36 months before 31 December 2019 and 31 December 2018 respectively and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(b)	Credit risk (continued)

(ii)	Impairment of financial assets (continued)

The loss allowances for trade receivables as at 31 December 2019 and 31 December 2018 reconcile to the opening loss allowances as follows:

	Trade receivables (including receivables from related parties)
	2018	2019
	RMB’000	RMB’000
Opening loss allowance as at 1 January	37	54
Provision for loss allowance recognized in profit or loss	17	-
Reversal of previous impairment losses	-	(54)

Closing loss allowance at 31 December	54	-

For the year ended 31 December 2019 and 31 December 2018, the (reversal)/provision for loss allowance were recognized in profit or loss in net impairment losses on financial assets.

Impairment losses on trade receivables are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

Other financial assets at amortised cost

Other financial assets at amortized cost include other receivables.

As at 31 December 2019 and 31 December 2018, the internal credit rating of other receivables were performing. The Group has assessed that the expected credit losses for these receivables are not material under the 12 months expected losses method.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(b)	Credit risk (continued)

(ii)	Impairment of financial assets (continued)

The loss allowance provision for other receivables as at 31 December 2019 and 31 December 2018 reconciles to the opening loss allowance provision as follows:

	Other receivables (including receivables from related parties)
	2018	2019
	RMB’000	RMB’000
Opening loss allowance as at 1 January	1016	144
Provision for loss allowance recognized in profit or loss	56	-
Reversal of previous impairment losses	(34)	(5)
Receivables written off during the year as uncollectible	(894)	-

Closing loss allowance at 31 December	144	139

Management considered the internal credit risk of other receivable including receivables from related parties were performing as they have a low risk of default and the counterparties have a strong capacity to meet its contractual cash flow obligations in the near term, and thus the impairment provision recognized during the period was limited to 12 months expected losses.

For year ended 31 December 2019, the (reversal)/provision for loss allowance were recognized in profit or loss in net impairment losses on financial assets in relation to the impaired other receivables.

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

As at 31 December 2019 and 31 December 2018, no loss allowance was provided for financial assets at FVOCI.

(iii)	Net impairment losses on financial assets recognized in profit or loss

During the year, the following gains/(losses) were recognized in profit or loss in relation to impaired financial assets:

	2018	2019
	RMB’000	RMB’000
Impairment losses
- movement in loss allowance for trade and other receivables	(73)	-
Reversal of previous impairment losses	34	59

Net impairment losses on financial assets	(39)	59

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(b)	Credit risk (continued)

(iv)	Financial assets at fair value through profit or loss

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

The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and its ability to obtain adequate external financing to support its working capital and meet its debt obligation when they become due. As at 31 December 2019, the Group had credit facilities with several PRC financial institutions which provided the Group to draw down or to guarantee the issuance of the bills of lading to RMB 21,258,288 thousands, within which amounted to RMB 17,601,233 thousands were unused. The maturity dates of the unused facility amounted to RMB 15,101,233 thousands will be after 31 December 2020 as disclosed in Note 23(f). Management assessed that all the facilities could be renewed upon the expiration dates.

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. As at 31 December 2019, the Group held cash and cash equivalents of RMB 7,449,699 thousands (31 December 2018: RMB 8,741,893 thousands) (Note 23(b)) and trade receivables (including trade receivables with related parties and those carried at FVOCI) of RMB 2,376,098 thousands (31 December 2018: RMB 3,181,196 thousands), that are expected to readily generate cash inflows for managing liquidity risk.

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(c)	Liquidity risk (continued)

Contractual maturities of financial liabilities	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total
31 December 2018	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Non-derivatives
Borrowings	606,157	-	-	-	606,157
Trade payables	1,908,457	-	-	-	1,908,457
Other payables	789,567	-	-	-	789,567
Amounts due to related parties	3,725,278	-	-	-	3,725,278

	7,029,459	-	-	-	7,029,459

Derivatives		-	-	-
Derivative financial instruments	1,516	-	-	-	1,516

Contractual maturities of financial liabilities	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total
31 December 2019	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Non-derivatives
Borrowings	1,575,176	-	-	-	1,575,176
Lease liabilities	11,700	8,846	2,435	495	23,476
Bills payables	673,900	-	-	-	673,900
Trade payables	2,142,402	-	-	-	2,142,402
Other payables	747,133	-	-	-	747,133
Amounts due to related parties	5,702,728	-	-	-	5,702,728

	10,853,039	8,846	2,435	495	10,864,815

Derivatives
Derivative financial instruments	799	-	-	-	799

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

4	Financial risk management (continued)

4.2	Capital management

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

As cash and cash equivalents exceed total borrowings, which was resulted primarily from profitability, there was no net debt as at 31 December 2019 and 31 December 2018.

4.3	Fair value estimation

The table below analyses the Group’s financial instruments carried at fair value as at 31 December 2019 and 31 December 2018 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

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

•	If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

4	Financial risk management (continued)

4.3	Fair value estimation (continued)

Recurring fair value measurements As at 31 December 2018	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
Financial assets
Financial assets at fair value through other comprehensive income	-	1,672,431	-	1,672,431
Structured deposits	-	-	2,719,811	2,719,811
Foreign exchange options	-	7,468	-	7,468

	-	1,679,899	2,719,811	4,399,710

Financial liabilities
Foreign exchange options	-	11,005	-	11,005

Recurring fair value measurements As at 31 December 2019	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
Financial assets
Financial assets at fair value through other comprehensive income
Trade and bill receivables	-	1,540,921	-	1,540,921
Equity investments	-	-	5,000	5,000
Structured deposits	-	-	3,318,407	3,318,407
Foreign exchange options	-	263	-	263

	-	1,541,184	3,323,407	4,864,591

Financial liabilities
Foreign exchange options	-	799	-	799

The Group uses discounted cash flow model with inputted interest rate, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits classified as Level 3 financial assets.

Fair value measurements using significant unobservable inputs (level 3).

The following table presents the changes in level 3 items for the periods ended 31 December 2019:

	Equity investments RMB’000	Structured deposits RMB’000	Total RMB’000
Closing balance 31 December 2018	-	2,719,811	2,719,811

Acquisitions	5,000	3,800,000	3,805,000
Disposals	-	(3,200,000)	(3,000,000)
Fair value change	-	(1,404)	(1,404)

Closing balance 31 December 2019	5,000	3,318,407	3,323,407

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

4	Financial risk management (continued)

4.3	Fair value estimation (continued)

Financial assets and financial liabilities not measured at fair value mainly represent time deposits, trade receivables and other receivables, trade and other payables (except for the staff salaries and welfare payables and taxes payables) and borrowings. As at 31 December 2019 and 31 December 2018, these financial assets are expected to be collected in one year or less and these financial liabilities are due within one year or less. As a result, the carrying amounts of these financial assets and liabilities not measured at fair value are a reasonable approximation of their fair value.

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

For the year ended 31 December 2019

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

6	Segment information (continued)

2017	Synthetic fibers	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Other segments	Total
	RMB’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB’000
Total segment revenue	2,061,765	10,596,844	23,302,939	53,259,378	24,953,285	1,364,977	115,539,188
Inter-segment revenue	-	(123,824)	(12,949,321)	(8,737,935)	(1,240,250)	(525,443)	(23,576,773)

Revenue from external customers	2,061,765	10,473,020	10,353,618	44,521,443	23,713,035	839,534	91,962,415

Total gross (loss)/profit	(440,925)	1,539,196	2,378,581	3,147,627	162,801	32,759	6,820,039

2018	Synthetic fibers	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Other segments	Total
	RMB’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB’000
Total segment revenue	2,225,594	10,868,758	26,327,039	66,009,608	27,650,410	1,488,856	134,570,265
Inter-segment revenue	-	(138,481)	(13,923,959)	(11,037,010)	(1,090,056)	(691,852)	(26,881,358)

Revenue from external customers	2,225,594	10,730,277	12,403,080	54,972,598	26,560,354	797,004	107,688,907

Timing of revenue recognition At a point in time	2,225,594	10,730,277	12,403,080	54,972,598	26,537,983	797,004	107,666,536
Over time	-	-	-	-	22,371	-	22,371

	2,225,594	10,730,277	12,403,080	54,972,598	26,560,354	797,004	107,688,907

Total gross (loss)/profit	(537,590)	1,081,206	2,135,060	2,936,678	149,236	9,916	5,774,506

2019	Synthetic fibers	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Other segments	Total
	RMB’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB’000
Total segment revenue	2,200,229	10,304,812	24,698,643	66,754,731	21,881,214	1,502,840	127,342,469
Inter - segment revenue	-	(141,101)	(14,187,500)	(11,868,026)	(175,200)	(700,975)	(27,072,802)

Revenue from external customers	2,200,229	10,163,711	10,511,143	54,886,705	21,706,014	801,865	100,269,667

Timing of revenue recognition At a point in time	2,200,229	10,163,711	10,511,143	54,886,705	21,695,864	801,865	100,259,517
Over time	-	-	-	-	10,150	-	10,150

	2,200,229	10,163,711	10,511,143	54,886,705	21,706,014	801,865	100,269,667

Total gross (loss)/profit	(501,062)	542,015	649,435	750,850	121,193	25,314	1,587,745

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

6	Segment information (continued)

	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Segment result-profit/(loss) from operations
Petroleum products	3,120,024	2,910,063	705,469
Resins and plastics	1,355,908	900,440	401,454
Intermediate petrochemicals	2,206,128	1,934,926	413,914
Trading of petrochemical products	60,583	104,900	53,214
Synthetic fibers	(475,266)	(573,503)	(540,280)
Others	134,496	308,286	286,801

Profit from operations	6,401,873	5,585,112	1,320,572
Net finance income	207,332	337,412	362,963
Share of profit of investments accounted for using the equity method	1,243,693	885,597	972,593

Profit before income tax	7,852,898	6,808,121	2,656,128

Other profit and loss disclosures

	2017			2018			2019
	Depreciation and amortisation	Impairment loss	Inventory write down	Depreciation and amortisation	Impairment loss	Inventory write down	Depreciation and amortisation	Impairment loss	Inventory write- down
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Synthetic fibers	(79,658)	(49,107)	(38,287)	(68,428)	(47,937)	(35,945)	(68,589)	7	(48,844)
Resins and plastics	(163,618)	(9)	(5,177)	(139,447)	(9)	(19,219)	(125,464)	6	(12,073)
Intermediate petrochemicals	(538,435)	(50,210)	(4,487)	(575,025)	(34,695)	(8,630)	(497,469)	(478)	(9,094)
Petroleum products	(922,670)	(44)	(12,399)	(862,659)	(50)	(22,209)	(972,688)	38	(167)
Trading of petrochemical products	(171)	-	-	(111)	-	-	(211)	-	-
Others	(129,577)	(18,875)	(111)	(161,943)	-	-	(174,367)	-	-

	(1,834,129)	(118,245)	(60,461)	(1,807,613)	(82,691)	(86,003)	(1,838,788)	(427)	(70,178)

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

6	Segment information (continued)

	As at 31 December
	2018 Total assets RMB’000	2019 Total assets RMB’000
Allocated assets
Synthetic fibers	1,114,911	997,650
Resins and plastics	1,924,863	1,802,681
Intermediate petrochemicals	4,176,850	3,721,337
Petroleum products	15,567,239	14,014,403
Trading of petrochemical products	1,807,433	1,492,405
Others	2,067,698	2,294,668

Allocated assets	26,658,994	24,323,144

Unallocated assets
Investments accounted for using the equity method	4,527,133	5,208,758
Cash and cash equivalents	8,741,893	7,449,699
Time deposits with banks	1,500,000	5,020,073
Deferred income tax assets	119,075	150,832
Financial assets at fair value through profit or loss	2,727,279	3,318,670
Others	111,523	22,899

Unallocated assets	17,726,903	21,170,931

Total assets	44,385,897	45,494,075

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

6	Segment information (continued)

	As at 31 December
	2018 Total liabilities RMB’000	2019 Total liabilities RMB’000
Allocated liabilities
Synthetic fibers	427,005	340,034
Resins and plastics	1,404,499	1,372,574
Intermediate petrochemicals	1,767,232	1,736,967
Petroleum products	7,813,381	8,482,596
Trading of petrochemical products	1,923,373	1,946,530
Others	79,712	73,127

Allocated liabilities	13,415,202	13,951,828

Unallocated liabilities
Borrowings	497,249	1,547,600
Financial liabilities at fair value through profit or loss	11,005	799

Unallocated liabilities	508,254	1,548,399

Total liabilities	13,923,456	15,500,227

	2017 RMB’000	2018 RMB’000	2019 RMB’000
Additions to property, plant and equipment, construction in progress, right-of-use assets, lease prepayments and other non-current assets
Synthetic fibers	130,908	124,188	294,515
Resins and plastics	156,189	112,638	74,633
Intermediate petrochemicals	525,828	246,857	204,021
Petroleum products	1,076,212	806,833	1,024,626
Trading of petrochemical products	-	-	89
Others	20,738	98,737	103,418

	1,909,875	1,389,253	1,701,302

Entity-wide information

The Group’s revenue from external customers are mainly within Mainland China in 2019, 2018 and 2017. As at 31 December 2018 and 31 December 2019, assets are also mainly within Mainland China.

Revenue of approximate RMB 42,657,975 thousands (2018: RMB 42,492,816 thousands, 2017: RMB 39,804,025 thousands) are derived from a single customer. These revenues are attributable to the petroleum products and others segments.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

7	Other operating income

	2017 RMB’000	2018 RMB’000	2019 RMB’000
Government grants (i)	65,703	116,330	69,678
Rental income from investment property (Note 18)	46,700	76,001	76,381
Others	6,607	10,286	4,655

	119,010	202,617	150,714

(i)	Government grants

Grants related to R&D, other tax refund and subsidies of RMB 69,241 thousands (2018: RMB 115,893 thousands, 2017: RMB 65,266 thousands) are included in the government grants line item. There are no unfulfilled conditions or other contingencies attaching to these grants. The Group did not benefit directly from any other forms of government assistance.

Deferral and presentation of government grants

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets. See Note 26 for further details. For the year ended 31 December 2019, RMB 437 thousands were included in the government grants line item (2018: RMB 437 thousands, 2017: RMB 437 thousands).

8	Other operating expenses

	2017 RMB’000	2018 RMB’000	2019 RMB’000
Cost related to lease of investment properties	(13,738)	(19,367)	(16,199)
Others	(7,641)	(13,181)	(5,726)

	(21,379)	(32,548)	(21,925)

9	Other gains – net

	2017 RMB’000	2018 RMB’000	2019 RMB’000
Net (losses)/gains on disposal of land, property, plant and equipment (i)	(13,017)	172,508	158,551
Income from structured deposits	-	19,811	85,444
Fair value (losses)/gains on foreign exchange option and forward exchange contracts	(1,516)	(2,021)	3,001
Gains/(losses) from disposal of subsidiaries (Note 20)	-	1,622	(60,951)
Net foreign exchange gains/(losses)	23,656	(31,770)	2,648
Net gains/(losses) on settlement of foreign exchange option and forward foreign exchange contracts	-	16,540	(15,316)
Gains from disposal of joint venture	10,339	-	-
Others	-	-	(19,513)

	19,462	176,690	153,864

(i)

The net gains on disposal of land, property, plant and equipment were mainly composed of gains on disposal of land of Zhejiang Jin Yong Acrylic Fiber Company Limited (“Jinyong”) which amounted to RMB 126,817 thousands.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

10	Finance income and expenses

	2017 RMB’000	2018 RMB’000	2019 RMB’000
Net foreign exchange gains	-	-	18,571
Interest income	268,379	443,661	398,176

Finance income	268,379	443,661	416,747

Interest on bank and other borrowings	(55,188)	(84,425)	(59,378)
Less: amounts capitalized on qualifying assets	804	5,179	5,594

Net interest expense	(54,384)	(79,246)	(53,784)
Net foreign exchange loss	(6,663)	(27,003)	-

Finance expenses	(61,047)	(106,249)	(53,784)

Finance income - net	207,332	337,412	362,963

11	Expense by nature

	2017 RMB’000	2018 RMB’000	2019 RMB’000
Cost of raw material	42,075,096	56,601,977	57,101,961
Cost of trading products	23,531,983	26,392,366	21,566,364
Employee benefit expenses (Note 12)	2,752,996	2,888,572	3,147,372
Depreciation and amortization (Note 15, 17, 18)	1,834,129	1,807,613	1,736,790
Repairs and maintenance expenses	1,136,379	1,265,919	1,089,829
Change of goods in process and finished goods	(58,784)	(277,403)	446,779
Transportation costs	306,654	326,553	297,416
External processing fee	193,757	185,164	215,288
Sales commissions (Note 30)	116,616	139,954	125,641
Depreciation charge of right-of-use assets (Note 16)	—	—	101,998
Inventory write-down (Note 22)	60,461	86,003	70,178
Auditors’ remuneration - audit services	7,800	7,800	7,800
Leasing expenses	79,438	96,520	2,961
Impairment loss (Note 19)	118,245	82,652	486
Other expenses	778,777	771,401	1,107,017

Total cost of sales, selling and administrative expenses	72,933,547	90,375,091	87,017,880

12	Employee benefit expenses

	2017 RMB’000	2018 RMB’000	2019 RMB’000
Wages and salaries	1,769,535	1,814,991	1,931,121
Social welfare costs	622,854	712,556	782,789
Others	349,331	374,029	433,462
Share-based payments granted to directors and employees (Note 28, 29)	11,276	(13,004)	-

Total employee benefit expense	2,752,996	2,888,572	3,147,372

(i)	Five highest paid individuals

For the years ended 31 December 2017, 2018 and 2019, all 5 individuals with the highest emoluments are directors and supervisors whose emoluments are disclosed in Note 36(i).

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

13	Income tax

	2017 RMB’000	2018 RMB’000	2019 RMB’000
- Current income tax	1,714,955	1,471,671	460,720
- Deferred taxation	(16,216)	232	(31,757)

Income tax expense	1,698,739	1,471,903	428,963

A reconciliation of the expected income tax calculated at the applicable tax rate and total profit, with the actual income tax is as follows:

	2017 RMB’000	2018 RMB’000	2019 RMB’000
Profit before income tax	7,852,898	6,808,121	2,656,128

Expected PRC income tax at the statutory tax rate of 25%	1,963,225	1,702,032	664,032
Tax effect of share of profit of investments accounted for using the equity method	(307,547)	(218,024)	(239,562)
Tax effect of other non-taxable income	(8,733)	(17,270)	(14,959)
Tax effect of non-deductible loss, expenses and costs	7,268	20,123	42,906
True up for final settlement of enterprise income taxes in respect of previous years	(15,121)	12,678	(2,618)
Tax losses for which no deferred income tax asset was recognized	60,832	10,017	9,578
Utilization of previously unrecognized tax losses	(1,185)	(37,653)	(30,414)

Actual income tax	1,698,739	1,471,903	428,963

The provision for PRC income tax is calculated at the rate of 25% (2018 and 2017: 25%) on the estimated taxable income of the year ended 31 December 2019 determined in accordance with relevant income tax rules and regulations. The Group did not carry out business overseas and therefore does not incur overseas income taxes.

(i)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December
	2018 RMB’000	2019 RMB’000
Deferred tax assets:
– Deferred tax asset to be recovered after more than 12 months	72,875	25,195
– Deferred tax asset to be recovered within 12 months	50,049	133,187

	122,924	158,382

Deferred tax liabilities:
– Deferred tax liabilities to be recovered after more than 12 months	(2,611)	(2,946)
– Deferred tax liabilities to be recovered within 12 months	(1,238)	(4,604)

	(3,849)	(7,550)

Deferred tax assets - net	119,075	150,832

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

13	Income tax (continued)

(ii)	Movements in deferred tax assets and liabilities are as follows:

	Balance as at 1 January 2018 RMB’000	Deducted/(charged) to profit or loss RMB’000	Balance as at 31 December 2018 RMB’000
Deferred tax assets
Impairment for bad and doubtful debts and provision for inventories	24,507	15,099	39,606
Provision for impairment losses in fixed assets and construction in progress	202,988	16,622	219,610
Difference in depreciation	(115,495)	(30,214)	(145,709)
Share-based payments	3,816	(3,816)	-
Others	8,578	839	9,417

	124,394	(1,470)	122,924

Deferred tax liabilities
Capitalization of borrowing costs and others	(5,087)	1,238	(3,849)

Deferred tax assets - net	119,307	(232)	119,075

	Balance as at 1 January 2019	(Charged)/deducted to profit or loss	Balance as at 31 December 2019
	RMB’000	RMB’000	RMB’000
Deferred tax assets
Impairment for bad and doubtful debts and provision for inventories	39,606	(705)	38,901
Provision for impairment losses in fixed assets and construction in progress	219,610	(11,978)	207,632
Difference in depreciation	(145,709)	(33,091)	(178,800)
Others	9,417	81,232	90,649

	122,924	35,458	158,382

Deferred tax liabilities
Gains of financial assets at fair value	-	(4,604)	(4,604)
Capitalization of borrowing costs and others	(3,849)	903	(2,946)

Deferred tax assets - net	119,075	31,757	150,832

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

13	Income tax (continued)

(ii)	Movements in deferred tax assets and liabilities are as follows (continued):

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

As at 31 December 2019, certain subsidiaries of the Company did not recognize the deferred tax assets in respect of the impairment losses on property, plant and equipment amounting to RMB 29,969 thousands (31 December 2018: RMB 29,969 thousands), because it was not probable that the related tax benefit would be realized.

As at 31 December 2019, certain subsidiaries of the Company did not recognize the deferred tax assets in respect of unused tax losses of RMB 121,723 thousands (31 December 2018: RMB 89,713 thousands) carried forward for PRC income tax purpose because it was not probable that the related tax benefit would be realized.

Tax losses carried forward that are not recognized as deferred tax assets will expire in the following years:

	2018 RMB’000	2019 RMB’000
2019	6,132	-
2020	17,945	17,775
2021	12,880	12,880
2022	12,687	12,687
2023	40,069	40,069
2024	-	38,312

	89,713	121,723

14	Earnings per share

(a)	Basic

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year.

	2017 RMB’000	2018 RMB’000	2019 RMB’000
Net profit attributable to owners of the Company	6,143,222	5,336,331	2,215,728

Weighted average number of ordinary shares in issue (thousands of shares)	10,803,690	10,823,497	10,823,814

Basic earnings per share (RMB per share)	RMB 0.569	RMB 0.493	RMB 0.205

Basic earnings per ADS (RMB per ADS)	RMB 56.862	RMB 49.303	RMB 20.452

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

14	Earnings per share (continued)

(b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

As at 31 December 2017, The Company has dilutive potential ordinary shares from share options. The number of shares that would have been issued assuming the exercise of the share options less the number of shares that could have been issued at fair value (determined as the average market price per the Company’s A share for year ended 31 December 2017) for the same total proceeds is the number of shares issued for no consideration. The resulting number of shares issued for no consideration is included in the weighted average number of ordinary shares as the denominator for calculating diluted earnings per share. As at 31 December 2019 and 31 December 2018, there was no potential dilutive ordinary share from share options due to the forfeit of the third tranche of share option incentive scheme.

The calculation of the diluted earnings per share for the years ended 31 December 2017, 2018 and 2019 was shown as:

	2017 RMB’000	2018 RMB’000	2019 RMB’000
Earnings
Profit attributable to owners of the Company	6,143,222	5,336,331	2,215,728

Weighted average number of ordinary shares in issue (thousands of shares)	10,803,690	10,823,497	10,823,814
Adjustments for share options granted (thousands of shares)	6,179	-	-

Weighted average number of ordinary shares for diluted earnings per share (thousands of shares)	10,809,869	10,823,497	10,823,814

Diluted earnings per share (RMB per share)	RMB 0.568	RMB 0.493	RMB 0.205

Diluted earnings per ADS (RMB per ADS)(i)	RMB 56.830	RMB 49.303	RMB 20.452

(i)	ADSs” are references to our American Depositary Shares, which are listed and traded on the New York Stock Exchange. Each ADS represents 100 H Shares.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

15	Lease prepayments and other non-current assets

	Land use rights RMB’000	Other Intangible assets RMB’000	Long-term prepaid expense RMB’000	Total RMB’000
As at 1 January 2018
Cost	725,152	81,085	349,588	1,155,825
Accumulated amortization	(350,980)	(57,596)	—	(408,576)

Net book amount	374,172	23,489	349,588	747,249

Year ended 31 December 2018
Opening net book amount	374,172	23,489	349,588	747,249
Additions	-	3,008	374,519	377,527
Charge for the year	(14,815)	(5,929)	(221,418)	(242,162)
Transferred to assets classified as held for sale	(24,331)	-	-	(24,331)

Closing net book amount	335,026	20,568	502,689	858,283

As at 31 December 2018	335,026	20,568	502,689	858,283
Change in accounting policy (Note 3)	(335,026)	-	-	(335,026)

Restated opening amount as at 1 January 2019	-	20,568	502,689	523,257

Cost	-	84,093	502,689	586,782
Accumulated amortization	-	(63,525)	—	(63,525)

Net book amount	-	20,568	502,689	523,257

Year ended 31 December 2019
Opening net book amount	-	20,568	502,689	523,257
Additions	-	1,762	170,687	172,449
Charge for the year	-	(4,695)	(209,597)	(214,292)

Closing net book amount	-	17,635	463,779	481,414

As at 31 December 2019
Cost	-	85,855	463,779	549,634
Accumulated amortization	-	(68,220)	-	(68,220)

Net book amount	-	17,635	463,779	481,414

For the year ended 31 December 2019, the amortization of RMB 214,292 thousands (2018: RMB 242,162 thousands, 2017: RMB 245,635 thousands) has been charged in Cost of sales.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

16	Leases

(a)	Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	As at 31 December 2019 RMB’000	As at 1 January 2019 RMB’000
Right-of-use assets
Land use rights	320,212	335,026
Buildings	22,205	12,233
Equipment	168	63,471
Others	1,275	1,148

	343,860	411,878

Lease liabilities
Current	11,450	74,093
Non-current	10,593	2,638

	22,043	76,731

For the year ended 31 December 2019, additions to the right-of-use assets were RMB 33,980 thousands.

(b)	Amounts recognized in the income statement

The income statement shows the following amounts relating to leases:

2019 RMB’000
Depreciation charge of right-of-use assets
Land use rights	(14,814)
Buildings	(12,541)
Equipment	(74,025)
Others	(618)

(101,998)

Interest expense (included in finance cost)	(2,570)
Expense relating to short-term leases (included in Cost of sales)	(2,961)

The total cash outflow for leases in 2019 was RMB 94,441 thousands.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

17	Property, plant and equipment

	Buildings	Plant and machinery	Vehicles and other equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at 1 January 2018
Cost	3,641,220	41,661,819	1,907,177	47,210,216
Accumulated depreciation	(2,239,728)	(29,299,129)	(1,516,564)	(33,055,421)
Impairment loss	(279,099)	(948,041)	(61,227)	(1,288,367)

Net book amount	1,122,393	11,414,649	329,386	12,866,428

Year ended 31 December 2018	-
Opening net book amount	1,122,393	11,414,649	329,386	12,866,428
Additions		58,906	25,602	84,508
Disposals	(10,069)	(25,141)	(2,404)	(37,614)
Disposal of subsidiaries	-	-	(2,291)	(2,291)
Reclassification	775	(13,904)	13,129	-
Transferred from construction in progress (Note 19)	7,260	309,346	28,329	344,935
Charge for the year	(87,129)	(1,398,681)	(65,114)	(1,550,924)
Impairment loss	-	(58,652)	-	(58,652)

Closing net book amount	1,033,230	10,286,523	326,637	11,646,390

As at 31 December 2018
Cost	3,229,642	41,007,229	1,785,889	46,022,760
Accumulated depreciation	(2,142,540)	(29,905,377)	(1,451,131)	(33,499,048)
Impairment loss	(53,872)	(815,329)	(8,121)	(877,322)

Net book amount	1,033,230	10,286,523	326,637	11,646,390

Year ended 31 December 2019
Opening net book amount	1,033,230	10,286,523	326,637	11,646,390
Additions	-	99,041	15,578	114,619
Disposals	(4,114)	(60,503)	(5,988)	(70,605)
Reclassification	16,395	(82,604)	66,209	-
Transferred from construction in progress (Note 19)	26,655	999,412	97,553	1,123,620
Transferred from investment properties (Note 18)	6,924	-	-	6,924
Transferred to investment properties (Note 18)	(12,347)	-	-	(12,347)
Charge for the year	(92,123)	(1,346,725)	(68,956)	(1,507,804)

Closing net book amount	974,620	9,895,144	431,033	11,300,797

As at 31 December 2019
Cost	3,336,375	41,455,159	1,871,684	46,663,218
Accumulated depreciation	(2,310,970)	(30,793,083)	(1,432,530)	(34,536,583)
Impairment loss	(50,785)	(766,932)	(8,121)	(825,838)

Net book amount	974,620	9,895,144	431,033	11,300,797

For the year ended 31 December 2019, the amount of depreciation expense charged to cost of sales and selling and administrative expense were RMB 1,498,625 thousands and RMB 9,179 thousands, respectively (2018: RMB 1,541,799 thousands and RMB 9,125 thousands, respectively; 2017: RMB 1,565,465 thousands and RMB 9,377 thousands, respectively).

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

17	Property, plant and equipment (continued)

For the year ended 31 December 2019, the written off of impairment loss of the Group amounted to RMB 51,484 thousands due to the disposal of property, plant and equipment.

For the year ended 31 December 2018, the Group made impairment provision of RMB 58,652 thousands against these property, plant and equipment with schemes of technology upgrades and replacement in the coming years (2017: RMB 118,179 thousands).

18	Investment properties

RMB’000
As at 1 January 2018
Cost	594,135
Accumulated depreciation	(202,869)

Net book amount	391,266

Year ended 31 December 2018
Opening net book amount	391,266
Charge for the year	(14,527)

Closing net book amount	376,739

As at 31 December 2018
Cost	594,135
Accumulated depreciation	(217,396)

Net book amount	376,739

Year ended 31 December 2019
Opening net book amount	376,739
Transferred from property plant and equipment (Note 17)	12,347
Transferred to property plant and equipment (Note 17)	(6,924)
Charge for the year	(14,694)

Closing net book amount	367,468

As at 31 December 2019
Cost	602,659
Accumulated depreciation	(235,191)

Net book amount	367,468

As at 31 December 2019, the Group had no contractual obligations for future repairs and maintenance

(31 December 2018: Nil).

Investment properties represent certain floors of an office building leased to other entities including related parties.

(a)

The fair value of the investment properties of the Group as at 31 December 2019 was estimated by the directors to be approximately RMB 1,230,191 thousands by reference to market values of similar properties in the nearby area (31 December 2018: RMB 1,436,852 thousands). This fair value estimation was at level 3 of fair value hierarchy by using market observable inputs. The investment properties have not been valued by external independent appraisers.

(b)	Rental income of RMB 76,381 thousands was recognized by the Group for the year ended 31 December 2019 (2018: RMB 76,001 thousands, 2017: RMB 46,700 thousands).

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

18	Investment properties (continued)

(c)	Leasing arrangements

The investment properties are leased to tenants under operating leases with rentals payable monthly. There are no variable lease payments that depend on an index or rate. Where considered necessary to reduce credit risk, the Group may obtain bank guarantees for the term of the lease.

Although the Group is exposed to changes in the residual value at the end of the current leases, the Group typically enters into new operating leases and therefore will not immediately realize any reduction in residual value at the end of these leases. Expectations about the future residual values are reflected in the fair value of the properties.

Minimum lease payments receivable on leases of investment properties are as follows:

	As at 31 December
	2018 RMB’000	2019 RMB’000
Within 1 year	48,386	43,322
Between 1 and 2 years	3,715	1,517
Above 2 years	-	-

19	Construction in progress

	As at 31 December
	2018 RMB’000	2019 RMB’000
As at 1 January	1,001,118	1,559,401
Additions	927,218	1,380,254
Transferred to property plant and equipment (Note 17)	(344,935)	(1,123,620)
Impairment loss	(24,000)	(486)

As at 31 December	1,559,401	1,815,549

As at 31 December 2019, the impairment loss in construction in progress were RMB 34,661 thousands (31 December 2018: RMB 34,175 thousands).

For the year ended 31 December 2019, the Group capitalized borrowing costs amounting to RMB 5,594 thousands (2018: RMB 5,179 thousands, 2017: RMB 804 thousands) on qualifying assets. Borrowing costs were capitalized at the weighted average rate of its general borrowings of 3.35% (2018: 3.63%, 2017: 2.93%).

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

20	Subsidiaries

The following list contains the particulars of major subsidiaries of the Group, all of which are limited companies established and operated in the PRC.

Company	Registered capital ’000	Percentage of equity directly held by the Company %	Percentage of equity held by the Group %	Percentage of equity held by non-controlling interests %	Principal activities
As at 31 December 2019
Shanghai Petrochemical Investment Development Company Limited	RMB 1,000,000	100.00	100.00	-	Investment management
China Jinshan Associated Trading Corporation	RMB 25,000	67.33	67.33	32.67	Import and export of petrochemical products and equipment
Shanghai Jinchang Engineering Plastics Company Limited	USD 9,154	-	74.25	25.75	Production of polypropylene compound products
Shanghai Golden Phillips Petrochemical Company Limited	USD 50,000	-	100.00	-	Production of polyethylene products
Shanghai Jinshan Trading Corporation	RMB 100,000	-	67.33	32.67	Import and export of petrochemical products

Company	Registered capital ’000	Percentage of equity directly held by the Company %	Percentage of equity held by the Group %	Percentage of equity held by non-controlling interests %	Principal activities
As at 31 December 2018
Shanghai Petrochemical Investment Development Company Limited	RMB 1,000,000	100.00	100.00	-	Investment management
China Jinshan Associated Trading Corporation	RMB 25,000	67.33	67.33	32.67	Import and export of petrochemical products and equipment
Shanghai Jinchang Engineering Plastics Company Limited	USD 9,154	-	74.25	25.75	Production of polypropylene compound products
Shanghai Golden Phillips Petrochemical Company Limited (b)	USD 50,000	-	100.00	-	Production of polyethylene products
Jinyong (a)	RMB 250,000	75.00	75.00	25.00	Production of acrylic fibre products
Shanghai Jinshan Trading Corporation	RMB 100,000	-	67.33	32.67	Import and export of petrochemical products

The total comprehensive income attributable to non-controlling interests for the year ended 31 December 2019 is RMB 11,437 thousands (2018: comprehensive loss amounted RMB 113 thousands, 2017: comprehensive income amounted RMB 10,937 thousands).

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

20	Subsidiaries (continued)

(a)

On 23 August 2019, the Group disposed 75% share of Jinyong, a former subsidiary of the Group, due to its bankruptcy and liquidation. The disposal loss amounted RMB 60,951 thousands was included in Other gains – net (Note 9).

2019 RMB’000
Carrying amount of net assets at the date of disposal	54,940
Non-controlling interests derecognized	6,011

Loss on disposal of subsidiary	60,951

The carrying amounts of total assets and liabilities as at the date of disposal were:

As at 23 August 2019 RMB’000
Total assets	141,121
Total liabilities	(86,181)

Net assets	54,940

(b) In July 2018, the Company’s subsidiary, Shanghai Petrochemical Investment Development Company Limited (“Toufa”), reached an agreement with the other investor, Philips Petroleum International Investment Company (“Philips Petroleum”), to acquire the remaining 40% share from Philips Petroleum in Shanghai Golden Phillips Petrochemical Company Limited (“Golden Phillips”), at a cash consideration of RMB 152,800 thousands. The transaction was approved and completed in October 2018. Upon completion, Golden Phillips became a wholly owned subsidiary of Toufa.

2018 RMB’000
Carrying amount of non-controlling interests acquired	162,359
Consideration paid to non-controlling interests	(152,800)

Gains recognized in the transactions with non-controlling interests within equity – other reserves	9,559

21	Investments accounted for using the equity method

The amounts recognized in the balance sheet are as follows:

	As at 31 December
	2018 RMB’000	2019 RMB’000
Associates
-Share of net assets	4,297,265	4,973,464
Joint ventures
-Share of net assets	229,868	235,294

	4,527,133	5,208,758

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

21	Investments accounted for using the equity method (continued)

Investment in associates (continued)

The amounts recognized in the share of profit of investments accounted for using the equity method are as follows:

	2017 RMB’000	2018 RMB’000	2019 RMB’000
Associates	1,200,141	839,425	927,814
Joint ventures	43,552	46,172	44,779

	1,243,693	885,597	972,593

Investment in associates

	2018	2019
	RMB’000	RMB’000
As at 1 January	4,239,795	4,297,265
Additions (Note 30)	-	320,000
Share of profit	839,425	904,265
Other comprehensive income/(loss)	(7,014)	7,449
Cash dividends distribution	(774,941)	(555,515)

As at 31 December	4,297,265	4,973,464

Set out below are the material associates of the Group as at 31 December 2019. The associates as listed below have share capital consisting solely of ordinary shares, which are held directly by the Group; the country of incorporation or registration is also their principal place of business.

Principal activities of material associates as at 31 December 2019.

Name of entity	Place of business/country of incorporation	% of ownership interest	Principal activities	Measure -ment method
Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”)	PRC	20.00	Manufacturing and distribution of chemical products	Equity
Shanghai Chemical Industry Park Development Company Limited (“Chemical Industry”)	PRC	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC	Equity

Shanghai Jinsen Hydrocarbon Resins Company Limited (“Jinsen”)	PRC	40.00	Production of resins products	Equity
Shanghai Azbil Automation Company Limited (“Azbil”)	PRC	40.00	Service and maintenance of building automation systems and products	Equity
Shanghai Shidian Energy Company Limited (“Shidian Energy”) (i)	PRC	40.00	Electric power supply	Equity

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

21	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Principal activities of material associates as at 31 December 2018.

Name of entity	Place of business/country of incorporation	% of ownership interest	Principal activities	Measure -ment method
Shanghai Secco	PRC	20.00	Manufacturing and distribution of chemical products	Equity
Chemical Industry	PRC	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC	Equity

Jinsen	PRC	40.00	Production of resins products	Equity
Azbil	PRC	40.00	Service and maintenance of building automation systems and products	Equity

Shanghai Secco, Chemical Industry, Jinsen, Azbil and Shidian Energy are private companies and there are no quoted market prices available for their shares.

There are no contingent liabilities relating to the Group’s interest in the associates.

(i)	In 2019, Toufa invested RMB 320,000 thousands to acquire 40% share of Shidian Energy, of which RMB 71,816 thousands was contributed by property, plant and equipment at fair market price.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

21	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Summarized financial information for material associates

Set out below are the summarized financial information for the above associates.

Summarized balance sheet for material associates

As at 31 December 2018		Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000
Current
- Current assets		9,537,354	3,785,819	100,065	189,514
- Current liabilities		(2,232,583)	(1,433,001)	(14,855)	(68,106)
Non-current
- Non-current assets		5,517,999	3,219,257	68,128	2,586
- Non-current liabilities		-	(514,254)	-	-

Net Assets		12,822,770	5,057,821	153,338	123,994

As at 31 December 2019	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000	Shidian Energy RMB’000
Current
- Current assets	11,858,124	4,356,339	85,302	204,965	745,425
- Current liabilities	(3,196,334)	(1,468,162)	(18,114)	(75,572)	(9,849)
Non-current
- Non-current assets	5,020,292	3,153,858	69,154	3,049	69,588
- Non-current liabilities	(12,730)	(485,735)	-	-	-

Net Assets	13,669,352	5,556,300	136,342	132,442	805,164

Summarized statement of comprehensive income for material associates

2017	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000
Revenue	29,186,371	2,664,866	193,007	234,852
Post-tax profit/(loss) from continuing operations	5,179,254	407,709	(17,069)	26,182
Other comprehensive loss	-	(2,116)	-	-

Total comprehensive income/(loss)	5,179,254	405,593	(17,069)	26,182

Dividends declared by associate	2,105,600	53,001	-	17,000

2018	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000
Revenue	26,319,957	1,880,004	208,901	255,554
Post-tax profit/(loss) from continuing operations	3,228,682	472,804	(12,845)	30,119
Other comprehensive loss	-	(18,331)	-	-

Total comprehensive income/(loss)	3,228,682	454,473	(12,845)	30,119

Dividends declared by associate	3,675,840	61,001	-	25,900

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

21	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Summarized statement of comprehensive income for material associates (continued)

2019	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000	Shidian Energy RMB’000
Revenue	28,341,032	1,936,537	197,199	297,694	112,143
Post-tax profit/(loss) from continuing operations	3,383,582	609,540	(16,996)	38,448	5,166
Other comprehensive income	-	19,470	-	-	-

Total comprehensive income/(loss)	3,383,582	629,010	(16,996)	38,448	5,166

Dividends declared by associate	2,537,000	79,000	-	30,000	-

The information above reflects the amounts presented in the financial statements of the associates (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the associates.

Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of its interest in material associates

2018		Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000
Opening net assets 1 January		13,269,928	4,664,349	166,183	119,775
Profit/(loss) for the year		3,228,682	472,804	(12,845)	30,119
Other comprehensive loss		-	(18,331)	-	-
Declared dividends		(3,675,840)	(61,001)	-	(25,900)

Closing net assets		12,822,770	5,057,821	153,338	123,994

% of ownership interest		20.00%	38.26%	40.00%	40.00%
Interest in associates		2,564,556	1,935,122	61,335	49,598
Unrealized upstream and downstream transaction		(9,512)	-	-	-
Unentitled portion (Note a)		-	(348,346)	-	-

Carrying value		2,555,044	1,586,776	61,335	49,598

2019	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000	Shidian Energy RMB’000
Opening net assets 1 January	12,822,770	5,057,821	153,338	123,994	—
Profit/(loss) for the year	3,383,582	609,540	(16,996)	38,448	5,166
Increase in share capital	-	-	-	-	800,000
Other comprehensive Income	-	19,470	-		-
Decrease in reserves	-	(51,535)	-	-	-
Declared dividends	(2,537,000)	(79,000)	-	(30,000)	-
Closing net assets	13,669,352	5,556,296	136,342	132,442	805,166

% of ownership interest	20.00%	38.26%	40.00%	40.00%	40.00%
Interest in associates	2,733,872	2,125,839	54,537	52,977	322,066
Unrealized upstream and downstream transaction	(9,512)	-	-	-	(22,708)
Unentitled portion (Note a)	-	(328,629)	-	-	-

Carrying value	2,724,360	1,797,210	54,537	52,977	299,358

Note a: Unentitled portion represented the earnings from sales of the lands injected by Government in Chemical Industry that cannot be shared by other shareholders.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

21	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Summarized financial information for other associates

	2018 RMB’000	2019 RMB’000
Aggregate carrying value of investments at 31 December	44,512	45,022
Aggregate amounts of the group’s share of:
Profit for the year	5,884	6,400
Total comprehensive income	5,884	6,400

Investment in joint ventures

	2018 RMB’000	2019 RMB’000
As at 1 January	212,249	229,868
Investment addition	7,979	-
Share of profit	46,172	44,779
Cash dividends distribution	(36,532)	(39,353)

As at 31 December	229,868	235,294

The joint venture listed below has share capital consisting solely of ordinary shares, which is held directly by the Group as at 31 December 2019 and 31 December 2018.

As at 31 December 2019 and 31 December 2018	Place of business/country of incorporation	% of ownership interest	Principal activities	Measure -ment method
BOC	PRC	50.00	Production and sales of industrial gases	Equity
Shanghai Petrochemical Pressure Vessel Testing Center(“JYJC”)	PRC	50.00	Provide inspection and testing service	Equity
Shanghai Petrochemical Yangu Gas Development Company Limited (“Yangu Gas”)	PRC	50.00	Production and sales of industrial gases	Equity

BOC, JYJC and Yangu Gas are private companies and there are no quoted market prices available for their shares.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

21	Investments accounted for using the equity method (continued)

Investment in joint ventures (continued)

Summarized financial information for joint ventures

Set out below are the summarized financial information for joint ventures which are accounted for using the equity method.

Summarized balance sheet for joint ventures

As at 31 December 2018	BOC RMB’000	JYJC RMB’000	Yangu Gas RMB’000
Current
Cash and cash equivalents	137,505	8,086	42,415
Other current assets (excluding cash)	68,454	11,441	14,164

Total current assets	205,959	19,527	56,579

Total current liabilities	(41,962)	(4,607)	(3,745)

Non-current
Total non-current assets	198,555	2,357	44,589
Total non-current liabilities	-	-	-

Net assets	362,552	17,277	97,423

As at 31 December 2019	BOC RMB’000	JYJC RMB’000	Yangu Gas RMB’000
Current
Cash and cash equivalents	182,548	11,200	51,386
Other current assets (excluding cash)	64,837	9,557	12,565

Total current assets	247,385	20,757	63,951

Total current liabilities	(37,444)	(3,993)	(3,460)

Non-current
Total non-current assets	181,372	1,937	36,972
Total non-current liabilities	(26,378)	-	-

Net assets	364,935	18,701	97,463

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

21	Investments accounted for using the equity method (continued)

Investment in joint ventures (continued)

Summarized statement of comprehensive income for joint ventures

2017	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000
Revenue	410,254	13,848	59,883
Depreciation and amortization	(45,680)	(7,452)	(9,829)
Interest income	503	-	360
Interest expense	(190)	(533)	-
Profit/(loss) from continuing operations	108,072	(6,605)	(1,172)
Income tax expense	(26,803)	-	-
Post-tax profit/(loss) from continuing operations	81,269	(6,605)	(1,172)
Other comprehensive income	-	-	-

Total comprehensive income/(loss)	81,269	(6,605)	(1,172)

Dividends declared by joint venture	44,000	-	-

2018	BOC RMB’000	JYJC RMB’000	Yangu Gas RMB’000
Revenue	423,160	21,542	58,679
Depreciation and amortization	(46,456)	-	(2,245)
Interest income	1,154	27	541
Interest expense	-	-	-
Profit/(loss) from continuing operations	114,275	1,833	(2,518)
Income tax expense	(27,799)	(450)	-
Post-tax profit/(loss) from continuing operations	86,476	1,383	(2,518)
Other comprehensive income	-	-	-

Total comprehensive income/(loss)	86,476	1,383	(2,518)

Dividends declared by joint venture	73,000	64	-

2019	BOC RMB’000	JYJC RMB’000	Yangu Gas RMB’000
Revenue	414,374	29,290	55,302
Depreciation and amortization	(50,199)	-	(11,272)
Interest income	636	308	1,119
Interest expense	-	-	-
Profit from continuing operations	108,565	3,107	40
Income tax expense	(28,382)	(777)	-
Post-tax profit from continuing operations	80,183	2,330	40
Other comprehensive income	-	-	-

Total comprehensive income	80,183	2,330	40

Dividends declared by joint venture	77,800	906	-

The information above reflects the amounts presented in the financial statements of the joint ventures (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the joint ventures.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

21	Investments accounted for using the equity method (continued)

Investment in joint ventures (continued)

Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of its interest in material joint ventures

2018	BOC RMB’000	JYJC RMB’000	Yangu Gas RMB’000
Opening net assets 1 January	349,076	—	99,941
Net assets as at 31 March	—	15,958	—
Profit/(loss) for the year	86,476	1,383	(2,518)
Other comprehensive income	-	-	-
Declared dividends	(73,000)	(64)	-

Closing net assets (a)	362,552	17,277	97,423
% of ownership interest	50.00%	50.00%	50.00%
Interest in joint ventures	181,276	8,638	48,713
Unrealized downstream transactions	(8,759)	-	-

Carrying value	172,517	8,638	48,713

2019	BOC RMB’000	JYJC RMB’000	Yangu Gas RMB’000
Opening net assets 1 January	362,552	17,277	97,423
Profit for the year	80,183	2,330	40
Other comprehensive income	-	-	-
Declared dividends	(77,800)	(906)	-

Closing net assets	364,935	18,701	97,463
% of ownership interest	50.00%	50.00%	50.00%
Interest in joint ventures	182,467	9,350	48,733
Unrealized downstream transactions	(5,256)	-	-

Carrying value	177,211	9,350	48,733

(a)

JYJC was a former wholly owned subsidiary of Toufa. On 31 March 2018, a third party investor injected RMB 9,600 thousands to acquire 50% share of JYJC, and JYJC became a joint venture of Toufa upon completion. For the year ended 31 December 2018, the related disposal gain of RMB 1,622 thousands was included in Other gains – net.

22	Inventories

	As at 31 December 2018			As at 31 December 2019
	Gross carrying amount RMB’000	Provision for declines in the value of inventories RMB’000	Carrying amount RMB’000	Gross carrying amount RMB’000	Provision for declines in the value of inventories RMB’000	Carrying amount RMB’000
Raw materials	5,529,241	-	5,529,241	4,567,648	-	4,567,648
Work in progress	1,099,235	(55,098)	1,044,137	1,072,040	(78,981)	993,059
Finished goods	1,440,721	(56,448)	1,384,273	1,022,335	(33,763)	988,572
Spare parts and consumables	209,907	(46,683)	163,224	247,873	(42,718)	205,155

	8,279,104	(158,229)	8,120,875	6,909,896	(155,462)	6,754,434

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

22	Inventories (continued)

The cost of inventories recognized in Cost of sales amounted to RMB 78,595,380 thousands for the year ended 31 December 2019 (2018: RMB 82,981,590 thousands, 2017: RMB 65,607,079 thousands) which excluded an inventory provision of RMB 70,178 thousands (2018: RMB 86,003 thousands, 2017: RMB 60,461 thousands).

As at 31 December 2019, the provision for inventory write-down was RMB 155,462 thousands (31 December 2018: RMB 158,229 thousands). For the year ended 31 December 2019, the Group sold certain finished goods and utilized certain spare parts and consumables which were previously provided for. The related provision of RMB 72,945 thousands was reversed and included in Cost of sales in the consolidated income statement (2018: RMB 73,266 thousands, 2017: RMB 44,591 thousands).

23	Financial assets and financial liabilities

The Group holds the following financial instruments:

		As at 31 December
Financial assets	Note	2018 RMB’000	2019 RMB’000
Financial assets at amortized cost
Trade receivables	(a)	81,990	120,739
Other receivables	(a)	105,803	26,101
Amounts due from related parties excluded prepayments	(a), 30(c)	2,219,007	1,521,187
Cash and cash equivalents	(b)	8,741,893	7,449,699
Time deposits with financial banks	(c)	1,500,000	5,020,073
Financial assets at fair value through other comprehensive income	(d)	1,672,431	1,545,921
Financial assets at fair value through profit or loss	(e)	2,727,279	3,318,670

		17,048,403	19,002,390

		As at 31 December
Financial liabilities	Note	2018 RMB’000	2019 RMB’000
Financial liabilities at amortized cost
Borrowings	(f)	497,249	1,547,600
Trade payables	(g)	2,922,998	2,142,402
Other payables	(g)	5,167,230	4,513,698
Bills payables	(g)	-	673,900
Amounts due to related parties	(g), 30(c)	4,567,814	5,708,394
Lease liabilities	16	—	22,043
Financial liabilities at fair value through profit or loss		11,005	799

		13,166,296	14,608,836

The Company’s exposure to various risks associated with the financial instruments is discussed in Note 4. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

23	Financial assets and financial liabilities (continued)

(a)	Trade and other receivables

	As at 31 December
	2018 RMB’000	2019 RMB’000
Trade receivables	82,044	120,739
Less: impairment provision	(54)	-

	81,990	120,739

Amounts due from related parties excluded prepayments	2,219,007	1,521,187

	2,300,997	1,641,926

Other receivables	105,803	26,101

	2,406,800	1,668,027

For the year ended 31 December 2019, certain associates and joint ventures of the Group declared dividends with total amount of RMB 594,868 thousands to the Group (2018: RMB 811,473 thousands, 2017: RMB 479,633 thousands). As at 31 December 2019 and 31 December 2018, all these declared dividends had been received by the Group.

As at 31 December 2019, interest receivable amounted RMB 10,927 thousands was included in the balance of other receivables (31 December 2018: RMB 79,224 thousands).

Amounts due from related parties mainly represent trade-related balances, unsecured in nature and bear no interest.

The aging analysis based on invoice date of trade receivables and amounts due from related parties excluded prepayments (net of allowance for doubtful debts) is as follows:

	As at 31 December
	2018 RMB’000	2019 RMB’000
Within 1 year	2,300,957	1,641,926
1-2 year	29	-
2-3 year	11	-

	2,300,997	1,641,926

Movements of the Group’s impairment provision for trade and other receivables are as follows:

	2018	2019
	RMB’000	RMB’000
As at 1 January	1,053	198
Provision/(reversal) for receivables impairment	39	(59)
Receivables written off during the year as uncollectible	(894)	-

As at 31 December	198	139

As at 31 December 2019 and 31 December 2018, no trade receivable was pledged as collateral.

Sales to third parties are generally on cash basis or on letter of credit. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

23	Financial assets and financial liabilities (continued)

(b)	Cash and cash equivalents

	As at 31 December
	2018 RMB’000	2019 RMB’000
Cash deposits with a related party (i)	22,082	67,015
Cash at bank and on hand	8,719,811	7,382,684

	8,741,893	7,449,699

(i)	Cash deposits with a related party were cash deposits at Sinopec Finance Company Limited (“Sinopec Finance”), which is a financial institution.

(c)	Time deposits with banks

	As at 31 December
	2018 RMB’000	2019 RMB’000
Time deposits with banks within one year	1,500,000	1,508,839
Time deposits with banks above one year	-	3,511,234

	1,500,000	5,020,073

As at 31 December 2019, time deposits with banks within one year were time deposits within six months with the interest rates from 3.95% to 4.10% per annum (31 December 2018: 4.5% per annum), which were presented as current assets. Time deposits with banks above one year were time deposits of three years with the interest rates from 4.13% to 4.18% per annum, which were presented as non-current assets in the balance sheet(31 December 2018: Nil).

(d)	Financial assets at fair value through other comprehensive income

	As at 31 December
	2018 RMB’000	2019 RMB’000
Trade and bill receivables (i)	1,672,431	1,540,921
Equity investments (ii)	-	5,000

	1,672,431	1,545,921

(i)

As at 31 December 2019, certain trade receivables and bills receivable were classified as financial assets at FVOCI, as the Group’s business model is achieved both by collecting contractual cash flows and selling of these assets.

(ii)	In July 2019, Toufa invested RMB 5,000 thousands in Shanghai Carbon Fiber Composites Innovation Research Institute Co. Ltd to acquire 16.67% of its share.

(e)	Financial assets at fair value through profit or loss

	As at 31 December
	2018 RMB’000	2019 RMB’000
Structured deposits	2,719,811	3,318,407
Foreign exchange options	7,468	263

	2,727,279	3,318,670

As at 31 December 2019, financial assets at fair value through profit or loss are mainly structured deposits with banks, which are presented as current assets since they are expected to be collected within six months from the end of the reporting period.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

23	Financial assets and financial liabilities (continued)

(f)	Borrowings

	As at 31 December
	2018	2019
	RMB’000	RMB’000
Credit loans due within one year - Short term bank loans	497,249	1,547,600

The weighted average interest rate for the Group’s borrowings was 3.35% for the year ended 31 December 2019 (2018: 3.63%).

As at 31 December 2019, no borrowings were secured by property, plant and equipment (31 December 2018: Nil).

(g)	Trade and other payables

	As at 31 December
	2018	2019
	RMB’000	RMB’000
Trade payables	2,922,998	2,142,402
Bills payables	-	673,900
Amounts due to related parties	4,567,814	5,708,394

	7,490,812	8,524,696

Staff salaries and welfares payable	128,861	189,547
Taxes payable (exclude income tax payable)	4,342,676	3,577,018
Interest payable	5,952	1,686
Dividends payable	26,488	29,144
Construction payable	334,249	277,184
Other liabilities	329,004	439,119

	5,167,230	4,513,698

	12,658,042	13,038,394

As at 31 December 2019 and 31 December 2018, all trade and other payables of the Group were non-interest bearing, and their fair value approximated their carrying amounts due to their short maturities.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

23	Financial assets and financial liabilities (continued)

(g)	Trade and other payables (continued)

Majority of amount due to related parties were trade payable for purchasing crude oil from related parties.

As at 31 December 2019 and 2018, the aging analysis of the trade payables (including bills payables and amounts due to related parties with trading nature) based on invoice date was as follows:

	As at 31 December
	2018	2019
	RMB’000	RMB’000
Within one year	7,451,168	8,509,327
Between one and two years	25,231	11,209
Over two years	14,413	4,160

	7,490,812	8,524,696

24	Other assets and assets classified as held for sale

	As at 31 December
	2018	2019
	RMB’000	RMB’000
Other current assets
Prepayments	38,025	23,767
Prepayments to related parties	67,242	44,806

	105,267	68,573

Assets classified as held for sale	24,331	-

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

25	Contract liabilities

	As at 31 December
	2018	2019
	RMB’000	RMB’000
Contract liabilities	446,702	655,117

The contract liabilities of the Group are advance for goods from customers. Revenue amounted to RMB 446,702 thousands has been recognized in the current year relates to carried – forward contract liabilities (2018: RMB 465,706 thousands).

26	Deferred income

	2018	2019
	RMB’000	RMB’000
As at 1 January	5,679	10,442
Government grants received during the year to compensate the cost related to the project of energy efficiency renovations of thermoelectric unit	5,200	-
Amortization	(437)	(437)

As at 31 December	10,442	10,005

27	Share capital

	Ordinary A shares listed in PRC RMB’000	Foreign invested H shares listed overseas RMB’000	Total RMB’000
As at 1 January 2018	7,319,177	3,495,000	10,814,177
Exercise of employee share options—proceeds received (Note 29)	9,637	-	9,637

As at 31 December 2018	7,328,814	3,495,000	10,823,814

As at 1 January 2019 and 31 December 2019	7,328,814	3,495,000	10,823,814

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

28	Reserves

	Legal surplus RMB’000	Capital surplus RMB’000	Surplus reserve RMB’000	Other reserve RMB’000	Share premium RMB’000	Safety production fund RMB’000	Retained earnings RMB’000	Total RMB’000
Balance at 1 January 2018	4,072,476	4,180	101,355	47,469	62,319	-	13,128,257	17,416,056

Net profit attributable to shareholders of the Company	-	-	-	-	-	-	5,336,331	5,336,331
Dividends proposed and approved	-	-	-	-	-	-	(3,247,144)	(3,247,144)
Appropriation of safety production fund	-	-	-	-	-	57,135	(57,135)	-
Forfeit of share option scheme (Note 29)	-	-	-	(13,004)	-	-	-	(13,004)
Exercise of share option	-	-	-	(17,062)	44,527	-	-	27,465
Share of other comprehensive loss of investments accounted for using the equity method	-	-	-	(7,014)	-	-	-	(7,014)
Transactions with non-controlling interests	-	9,559	-	-	-	-	-	9,559

Balance at 31 December 2018	4,072,476	13,739	101,355	10,389	106,846	57,135	15,160,309	19,522,249

Net profit attributable to shareholders of the Company	-	-	-	-	-	-	2,215,728	2,215,728
Dividends proposed and approved	-	-	-	-	-	-	(2,705,952)	(2,705,952)
Appropriation of safety production fund	-	-	-	-	-	2	(2)	-
Share of other comprehensive income of investments accounted for using the equity method	-	-	-	7,449	-	-	-	7,449

Balance at 31 December 2019	4,072,476	13,739	101,355	17,838	106,846	57,137	14,670,083	19,039,474

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

29	Share-based payments

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

The options of first tranche and second tranche were exercised at RMB 3.85 in August 2017 and January 2018. According to the Group’s board resolution on 28 December 2018, the third tranche was not exercised due to the failure on satisfying the non-market exercise conditions.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

29	Share-based payments (continued)

Set out below are summaries of options granted under the plan:

Number of share options 2018
As at 1 January	19,104,500
Exercised during the year	(9,636,900)
Forfeited during the year	(9,467,600)

As at 31 December	-

The first tranche of the Share Option Incentive Scheme was exercised at RMB 3.85 per share option on 29 August 2017, and the Company received cash payment of RMB 54,580 thousands from 199 grantees, out of which, RMB 14,177 thousands were in share capital and RMB 40,403 thousands were in reserve as share premium.

The second tranche of the Share Option Incentive Scheme was exercised at RMB 3.85 per share option on 12 January 2018, and the Company received cash payment of RMB 37,102 thousands from 185 grantees, out of which, RMB 9,637 thousands were in share capital (Note 27) and RMB 27,465 thousands were in reserve as share premium (Note 28).

Due to the forfeit of the third tranche of Share Option Incentive Scheme, share option expenses of RMB 13,004 thousands was reversed in Selling and administrative expenses of the consolidated income statement for the year ended 31 December 2018.

As at 31 December 2019 and 31 December 2018, there were no outstanding share options.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

30	Related party transactions

The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company

Sinopec Group	Ultimate parent company
JYJC	Joint venture of the Group
BOC	Joint venture of the Group
Jinpu	Joint venture of the Group
Yangu Gas	Joint venture of the Group
Azbil	Associate of the Group
Chemical Industry	Associate of the Group
Jinsen	Associate of the Group
Secco	Associate of the Group
Shanghai Carbon Fiber Composites Innovation Research Institute Energy	Associate of the Group
Shanghai Chemical Industry Park Logistics Company Limited	Associate of the Group
Shanghai Jinhuan Petroleum Naphthalene Development Company Limited	Associate of the Group
Shanghai Nam Kwong Petro-Chemical Company Limited	Associate of the Group
Shidian Energy	Associate of the Group
Anqing Refinery Shuguang Oxo Company Limited	Subsidiary of the immediate parent company
BASF Gao-Qiao Performance Chemicals(Shanghai) Company Limited	Subsidiary of the immediate parent company
China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International (Nanjing) Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Beijing Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Ningbo Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Tianjin Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Wuhan Company Limited	Subsidiary of the immediate parent company
China Petrochemical Technology Company Limited	Subsidiary of the immediate parent company
Dalian Frip Science and Technology Company Limited	Subsidiary of the immediate parent company
Epec Commercial Factoring Company Limited	Subsidiary of the immediate parent company
Fujian Gulei Petrochemical Company Limited	Subsidiary of the immediate parent company
Fujian Refining & Petrochemical Company Limited (FREP)	Subsidiary of the immediate parent company
Nanjing Yangzi Petrochemical Rubber Company Limited	Subsidiary of the immediate parent company
Ningbo Eastsea Linefan Technology Company Limited	Subsidiary of the immediate parent company
PetroChina International (Singapore) Pte. Ltd	Subsidiary of the immediate parent company
Petro-CyberWorks Information Technology Company Limited	Subsidiary of the immediate parent company
Qingdao Sinosun Management System Certification Center Company Limited	Subsidiary of the immediate parent company
Shanghai Jinshan Trading Corporation	Subsidiary of the immediate parent company
Shanghai KSD Bulk Solids Engineering Company Limited	Subsidiary of the immediate parent company
Shanghai Leader Catalyst Company Limited	Subsidiary of the immediate parent company
Shengli Oil Field Exploration And Development Research Institute	Subsidiary of the immediate parent company
Sinopec Beijing Research Institute of Chemical Industry	Subsidiary of the immediate parent company
Sinopec Catalyst Company Limited	Subsidiary of the immediate parent company

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

30	Related party transactions (continued)

Names of related parties	Relationship with the Company
Sinopec Chemical Commercial Holding (Hong Kong) Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company
Sinopec Dalian (Fushun) Research Institute of Petroleum and Petrochemicals	Subsidiary of the immediate parent company
Sinopec Europe Company Limited	Subsidiary of the immediate parent company
Sinopec Group Beijing Yanshan Petrochemical Company Limited	Subsidiary of the immediate parent company
Sinopec Honeywell(Tianjin) Company Limited	Subsidiary of the immediate parent company
Sinopec Japan Company Limited	Subsidiary of the immediate parent company
Sinopec Lubricating Oil Shanghai Research Institute Company Limited	Subsidiary of the immediate parent company
Sinopec Materials & Equipment (East China) Company Limited	Subsidiary of the immediate parent company
Sinopec Refinery Product Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Research Institute of Petroleum Processing	Subsidiary of the immediate parent company
Sinopec Safety Engineering Institute	Subsidiary of the immediate parent company
Sinopec Shanghai Research Institute of Petrochemical Technology	Subsidiary of the immediate parent company
Sinopec Shanghai Gaoqiao Petrochemical Company Limited	Subsidiary of the immediate parent company
Sinopec Yangzi Petrochemical Company Limited	Subsidiary of the immediate parent company
Sinopec Yizheng Chemical Fibre Company Limited	Subsidiary of the immediate parent company
Sinopec International Company Limited	Subsidiary of the immediate parent company
Sinopec Nanjing valve supply reserve centers	Subsidiary of the immediate parent company
Sinopec Qingdao Refining&Chemical Company Limited	Subsidiary of the immediate parent company
Storage And Transportation Installation Company of Ningbo Engineering Company Limited	Subsidiary of the immediate parent company
Unipec (Ningbo) International Logistics Company Limited	Subsidiary of the immediate parent company
Unipec America, Inc	Subsidiary of the immediate parent company
Unipec Singapore	Subsidiary of the immediate parent company
Zhoushan Shihua Crude Oil Terminal Company Limited	Subsidiary of the immediate parent company
BASF-YPC Company Limited	Joint venture of the immediate parent company
Zhejiang Baling Hengyi Caprolactam Limited Company	Joint venture of the immediate parent company
Beijing Petrochemical Engineering Consulting Company Limited	Subsidiary of the ultimate parent company
Beijing Shihua Hotel	Subsidiary of the ultimate parent company
Beijing Victory Hotel Company Limited	Subsidiary of the ultimate parent company
China Petrochemical Press Company Limited	Subsidiary of the ultimate parent company
Jiangsu Jinling Opta Polymer Company Limited	Subsidiary of the ultimate parent company
National Petrochemical Project Risk Assessment Technology Center	Subsidiary of the ultimate parent company
Petrochemical Engineering Quality Supervision Centre	Subsidiary of the ultimate parent company
Shanghai Petrochemical Machinery Manufacture Limited Company	Subsidiary of the ultimate parent company
Shanghai Petrochemical Seawall Management Office	Subsidiary of the ultimate parent company
Shanghai Sanopec Company Limited	Subsidiary of the ultimate parent company
Sinopec Assets Management Corporation	Subsidiary of the ultimate parent company

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

30	Related party transactions (continued)

Names of related parties	Relationship with the Company
Sinopec Consulting Company Limited	Subsidiary of the ultimate parent company
Sinopec Economics & Development Research Institute	Subsidiary of the ultimate parent company
Sinopec Energy Saving Technology Service Company Limited	Subsidiary of the ultimate parent company
Sinopec Engineering Incorporation	Subsidiary of the ultimate parent company
Sinopec Finance	Subsidiary of the ultimate parent company
Sinopec Group Shanghai Training Center	Subsidiary of the ultimate parent company
Sinopec International Travel Service Company Limited	Subsidiary of the ultimate parent company
Sinopec Luoyang Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Management Institute	Subsidiary of the ultimate parent company
Sinopec Nanjing Chemical Industries Company Limited	Subsidiary of the ultimate parent company
Sinopec Nanjing Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec News	Subsidiary of the ultimate parent company
Sinopec Ningbo Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Petroleum Commercial Reserve Company Limited	Subsidiary of the ultimate parent company
Sinopec Shanghai Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Shared Services Company Limited	Subsidiary of the ultimate parent company
Sinopec Tendering Company Limited	Subsidiary of the ultimate parent company
Sinopec Zhongyuan Oilfield	Subsidiary of the ultimate parent company
Sinopec (Shenzhen) E-Commerce Company Limited	Subsidiary of the ultimate parent company
The Fifth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Fourth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Tenth Construction Company of Sinopec	Subsidiary of the ultimate parent company
Yihua Tory Polyester Film Company Limited	Subsidiary of the ultimate parent company

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

30	Related party transactions (continued)

The following is a summary of significant balances and transactions between the Group and its related parties except for the dividends received as disclosed in the forgoing Note 23.

(a)	Most of the transactions undertaken by the Group during the year ended 31 December 2019 have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

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

Transactions between the Group and Sinopec Corp., its subsidiaries and joint ventures were as follows:

	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Sales of petroleum products	39,992,682	49,209,765	50,354,162
Sales other than petroleum products	6,708,955	7,112,332	8,642,514
Purchases of crude oil	34,819,936	44,175,644	43,886,966
Purchases other than crude oil	4,987,955	8,996,814	9,579,239
Sales commissions	116,616	139,837	125,619
Rental income	28,368	29,551	31,972

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

30	Related party transactions (continued)

(b)	Other transactions between the Group and Sinopec Group and its subsidiaries, associates and joint ventures of the Group were as follows:

	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Sales of goods and service fee income
- Sinopec Group and its subsidiaries	10,531	11,486	7,724
- Associates and joint ventures of the Group	3,043,689	4,130,295	2,843,909

	3,054,220	4,141,781	2,851,633

Purchase
- Sinopec Group and its subsidiaries	378,111	2,253,446	1,918,873
- Associates and joint ventures of the Group	4,034,448	3,982,729	4,579,969

	4,412,559	6,236,175	6,498,842

Insurance premiums expenses
- Sinopec Group and its subsidiaries	126,405	121,329	108,223

Lease expenses
- Sinopec Group and its subsidiaries	53,960	59,160	-

Depreciation of right-of-use assets
- Sinopec Group and its subsidiaries	—	—	80,552
- Joint ventures of the Group	—	—	88

	—	—	80,640

Interest expense of lease liabilities
- Sinopec Group and its subsidiaries	—	—	2,285
- Joint ventures of the Group	—	—	19

	—	—	2,304

Loans borrowed
- Sinopec Finance	-	50,000	-

Interest income
- Sinopec Finance	5,147	610	1,295

Loans repayment
- Sinopec Finance	-	50,000	-

Interest expense
- Sinopec Finance	-	1,326	-

Construction and installation cost
- Sinopec Group and its subsidiaries	172,404	109,146	143,560

Rental income
- Associates and joint ventures of the Group	-	-	11,370
- Sinopec Group and its subsidiaries	-	-	461

	-	-	11,831

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

30	Related party transactions (continued)

(b)	Other transactions between the Group and Sinopec Group and its subsidiaries, associates and joint ventures of the Group were as follows (continued):

The directors of the Company are of the opinion that the transactions with Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group as disclosed in Note 30(a) and 30(b) were conducted in the ordinary course of business, on normal commercial terms and in accordance with the agreements governing such transactions.

(c)

The relevant amounts due from/to Sinopec Corp., its subsidiaries and joint venture, Sinopec Group and its subsidiaries, associates and joint ventures of the Group, arising from purchases, sales and other transactions as disclosed in Note 30(a) and 30(b), are summarized as follows:

	As at 31 December
	2018	2019
	RMB’000	RMB’000
Amounts due from related parties
- Sinopec Corp., its subsidiaries and joint ventures	2,142,731	1,505,836
- Sinopec Group and its subsidiaries	457	-
- Associates and joint ventures of the Group	143,061	60,157

	2,286,249	1,565,993

Amounts due to related parties
- Sinopec Corp., its subsidiaries and joint ventures	4,238,963	4,756,382
- Associates and joint ventures of the Group	283,717	749,459
- Sinopec Group and its subsidiaries	45,134	202,553

	4,567,814	5,708,394

Lease liabilities
- Sinopec Group and its subsidiaries	—	15,571
- Joint ventures of the Group	—	698

	—	16,269

Cash deposits, maturing within 3 months
- Sinopec Finance	22,082	67,015

(d)	As at 31 December 2019 and 31 December 2018, cash deposits with Sinopec Finance were at an interest rate of 0.35% per annum.

(e)	Key management personnel compensation and post-employment benefit plans

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key personnel compensations are as follows:

	Year ended 31 December
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Short-term employee benefits	5,926	7,561	9,120
Post-employment benefits	143	159	225
Share-based payments	505	-	-

	6,574	7,720	9,345

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

30	Related party transactions (continued)

(f)	Contributions to defined contribution retirement plans

The Group participates in defined contribution retirement plans organized by municipal governments for its staff. The contributions to defined contribution retirement plans are as follows:

	Year ended 31 December
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Municipal retirement scheme costs	249,578	262,728	258,328
Supplementary retirement scheme costs	66,546	75,312	125,370

As at 31 December 2019 and 31 December 2018, there was no material outstanding contribution to the above defined contribution retirement plans.

(g)	Transactions with other state-owned entities in the PRC

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

30	Related party transactions (continued)

(h)	Commitments with related parties

Construction and installation cost

	As at 31 December
	2018	2019
	RMB’000	RMB’000
Sinopec Group and its subsidiaries	16,011	156,309

(i)	Investment commitments with related parties

	As at 31 December
	2018	2019
	RMB’000	RMB’000
Capital contribution to Shanghai Secco (i)	111,263	111,263
Capital contribution to Shidian Energy (ii)	-	80,000

	111,263	191,263

(i)

Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, the Group was approved to make capital contribution of USD 30,017 thousands (RMB 182,804 thousands equivalent) to Shanghai Secco, an associate of the Group. As at 31 December 2019, the Company has contributed RMB 71,541 thousands to Shanghai Secco. According to the approval by Shanghai Municipal Commission of Commerce as issued on 19 October 2015, the rest of the capital contribution to Shanghai Secco should be within 50 years starting from its registration date.

(ii)

Pursuant to the articles of association of Shidian Energy in August 2019, Toufa agreed to make capital contribution of RMB 400,000 thousands to acquire 40% share of Shidian Energy. As at 31 December 2019, Toufa has contributed RMB 320,000 thousands to Shidian Energy, and the rest of the capital contribution to Shidian Energy should be paid before January 2022 in accordance with the agreement.

Except for the above disclosed in Note 30(h) and 30(i), the Group had no other material commitments with related parties as at 31 December 2019, which are contracted, but not included in the financial statements.

31	Dividend

An annual dividend in respect of the year ended 31 December 2019 of RMB 0.12 per share, amounting to a total dividend of RMB 1,298,858 thousands, was approved by the Board of Directors on 25 March 2020. This financial statement has not reflected such dividend payable.

An annual dividend in respect of the year ended 31 December 2018 of RMB 0.25 per share, amounting to a total dividend of RMB 2,705,952 thousands, was approved by the Board of Directors on 19 March 2019.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

32	Cash generated from operations

Reconciliation of profit before income tax to cash used in operation:

	Year ended 31 December
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Profit before income tax	7,852,898	6,808,121	2,656,128

Adjustment items:
Interest income	(268,379)	(443,661)	(398,176)
Share of profit of investments accounted for using the equity method	(1,243,693)	(885,597)	(972,593)
Gains on disposal of joint venture	(10,339)	-	-
(Gains)/losses on disposal of subsidiary	-	(1,622)	60,951
Fair value losses/(gains) of foreign exchange option and forward exchange contracts	1,516	2,021	(3,001)
Gains from structured deposits	-	(19,811)	(85,444)
Payments for sale of financial assets at fair value through other comprehensive income	-	-	19,513
Interest expense	17,259	35,574	53,784
Foreign exchange losses/(gains)	7,091	18,034	(18,571)
Depreciation of property, plant and equipment	1,574,842	1,550,924	1,507,804
Depreciation of investment property	13,652	14,527	14,694
Depreciation of right-of-use assets	—	—	101,998
Amortization of lease prepayments and other non-current assets	245,635	242,162	214,292
Impairment loss on property, plant, equipment and construction in progress	118,179	82,652	486
Losses/(gains) on disposal of property, plant and equipment and other long-term assets—net	13,017	(172,508)	(158,551)
Gains on exercise of foreign exchange option	-	(6,411)	(1,155)
Net (losses)/gains on settlement of foreign exchange contracts	-	(10,129)	16,471
Share-based payment	11,276	(13,004)	-

Profit on operation before change of working capital	8,332,954	7,201,272	3,008,630

(Increase)/decrease in inventories	(438,125)	(1,523,277)	1,366,441
Increase in operation receivables	(116,580)	(469,339)	(92,354)
Increase/(decrease) in operation payables	1,003,653	2,767,557	(487,877)
Increase in balances to related parties—net	2,594	525,286	1,860,836

Cash generated from operating activities	8,784,496	8,501,499	5,655,676

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

32	Cash generated from operations (continued)

(a)	Reconciliation of liabilities arising from financing activities

	As at 1 January 2018	Financing cash flows	Foreign exchange movements	As at 31 December 2018
	RMB’000	RMB’000	RMB’000	RMB’000
Bank loans	606,157	(109,398)	490	497,249

	As at 1 January 2019	Financing cash flows	Addition of lease liabilities	Foreign exchange movements	As at 31 December 2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Bank loans	497,249	1,059,892	-	(9,541)	1,547,600
Lease liabilities	76,731	(89,124)	34,436	-	22,043

(b)	In the statement of cash flows, proceeds from sale of property, plant and equipment comprise:

	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Net book amount	16,424	37,614	23,113
(Losses)/gains on disposal of property, plant and equipment — net	(13,017)	172,508	44,390

Net proceeds from disposal of property, plant and equipment	3,407	210,122	67,503

(c)	Non-cash investing activities

	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Purchase of non-current assets settled by bills	-	50,110	73,812

33	Commitments

Capital commitments

	As at 31 December
	2018	2019
	RMB’000	RMB’000
Property, plant and equipment
Contracted but not provided for	69,210	247,220

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

34	Subsequent event

A dividend in respect of the year ended 31 December 2019 of RMB 0.12 per share, amounting to a total dividend of RMB 1,298,858 thousands, was proposed by the Board of Directors on 25 March 2020.

Following the outbreak of Coronavirus Disease 2019 (“the COVID-19 outbreak”) in early 2020, a series of precautionary and control measures have been and continued to be implemented across the country, including extension of the Chinese New Year holiday nationwide, postponement of work resumption after the Chinese New Year holiday in some regions, certain level of restrictions and controls over the travelling of people and traffic arrangements, quarantine of certain residents, heightening of hygiene and epidemic prevention requirements in factories and offices and encouraged social distancing.

Due to the outbreak of COVID-19 and the relevant precautionary and control measures taken place, the resumption of business by the Group’s customers has been delayed, which has resulted in the refinery processing volumes of the Group up to date of this report dropped compared with same period of prior year. Due to the failure to reach an agreement to reduce production by Petroleum Production Reduction Alliance, coupled with the unfavorable outlook of the world economy affected by the COVID-19, international crude oil prices have fallen sharply. The decline in international crude oil prices has adversely affected the Group’s revenue and profits, resulted in the Group making losses for the three-month period ended 31 March 2020.

The Group will pay sustained attention to the follow-up status of COVID-19 outbreak and future fluctuation of global crude oil price, and take corresponding measures to further assess the impact on financial position and operating result.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

35	Balance sheet and reserve movement of the Company

	As at 31 December
	2018	2019
	RMB’000	RMB’000
Assets
Non-current assets
Lease prepayments and other non-current assets	813,119	455,391
Property, plant and equipment	11,435,270	11,101,389
Right-of-use assets	—	319,434
Investment properties	408,366	397,573
Construction in progress	1,559,401	1,814,985
Investments in subsidiaries	1,718,007	1,848,328
Investments in associates	3,869,433	4,476,683
Deferred income tax assets	109,137	138,648
Time deposits with banks	-	3,511,234

	19,912,733	24,063,665

Current assets
Inventories	7,500,683	6,368,389
Financial assets at fair value through other comprehensive income	714,599	669,889
Financial assets at fair value through profit or loss	2,526,053	3,318,407
Trade receivables	170,205	2,114
Other receivables	92,999	12,627
Prepayments	1,862	3,099
Amounts due from related parties	1,953,459	1,354,793
Cash and cash equivalents	7,619,013	5,754,440
Time deposits with banks	1,500,000	1,508,839

	22,078,873	18,992,597

Total assets	41,991,606	43,056,262

Equity and liabilities
Equity attributable to owners of the Company
Share capital	10,823,814	10,823,814
Reserves (a)	19,318,245	18,620,152

Total equity	30,142,059	29,443,966

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

35	Balance sheet and reserve movement of the Company (continued)

	As at 31 December
	2018	2019
	RMB’000	RMB’000
Liabilities
Non-current liabilities
Deferred income	10,442	10,005
Lease liabilities	—	8,860

	10,442	18,865

Current liabilities
Borrowings	431,649	1,500,000
Lease liabilities	—	10,059
Financial liabilities at fair value through profit or loss	9,799	-
Contract liabilities	403,967	597,688
Bills payables	-	655,000
Trade payables and other payables	6,388,081	5,508,265
Amounts due to related parties	4,310,659	5,104,639
Income tax payable	294,950	217,780

	11,839,105	13,593,431

Total liabilities	11,849,547	13,612,296

Total equity and liabilities	41,991,606	43,056,262

The balance sheet of the Company was approved by the Board of Directors on 28 April 2020 and were signed on its behalf.

Wu Haijun	Zhou Meiyun

Chairman	Director, Vice General Manager and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

35	Balance sheet and reserve movement of the Company (continued)

(a)	Reserve movement of the Company

	Legal Surplus RMB’000	Capital surplus RMB’000	Surplus reserve RMB’000	Other reserve RMB’000	Share premium RMB’000	Safety production fund RMB’000	Retained earnings RMB’000	Total RMB’000
Balance at 1 January 2018	4,072,476	4,180	101,355	47,469	62,319	-	13,115,540	17,403,339

Net profit attributable to shareholders of the Company	-	-	-	-	-	-	5,154,603	5,154,603
Dividends proposed and approved	-	-	-	-	-	-	(3,247,144)	(3,247,144)
Appropriation of safety production fund	-	-	-	-	-	57,135	(57,135)	-
Forfeit of share option scheme (Note 29)	-	-	-	(13,004)	-	-	-	(13,004)
Exercise of share option	-	-	-	(17,062)	44,527	-	-	27,465
Share of other comprehensive loss of investments accounted for using the equity method	-	-	-	(7,014)	-	-	-	(7,014)

Balance at 31 December 2018	4,072,476	4,180	101,355	10,389	106,846	57,135	14,965,864	19,318,245

Net profit attributable to shareholders of the Company	-	-	-	-	-	-	2,000,410	2,000,410
Dividends proposed and approved	-	-	-	-	-	-	(2,705,952)	(2,705,952)
Share of other comprehensive income of investments accounted for using the equity method	-	-	-	7,449	-	-	-	7,449

Balance at 31 December 2019	4,072,476	4,180	101,355	17,838	106,846	57,135	14,260,322	18,620,152

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

36	Benefits and interests of directors and supervisors

(i)	Directors’ and supervisors’ emoluments:

	2017
	Salaries and other benefits	Retirement scheme contributions	Discretionary bonus	Share option	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors
Gao Jinping	201	18	540	157	916
Jin Qiang	241	18	470	135	864
Guo Xiaojun	177	18	465	135	795
Wang Zhiqing (a)	184	16	525	-	725
Zhou Meiyun (b)	148	15	125	-	288
Ye Guohua (c)	15	2	13	-	30
Independent non- executive directors
Zhang Yimin	150	-	-	-	150
Liu Yunhong	150	-	-	-	150
Du Weifeng	150	-	-	-	150
Cai Tingji (d)	75	-	-	-	75
Li Yuanqin (e)	63	-	-	-	63
Pan Fei (f)	19	-	-	-	19
Supervisors
Zuo Qiang	128	15	348	-	491
Li Xiaoxia	127	14	313	-	454
Ma Yanhui (g)	63	3	43	-	109
Zheng Yunrui (h)	100	-	-	-	100
Pan Fei(i)	50	-	-	-	50
Cai Tingji (j)	50	-	-	-	50

	2,091	119	2,842	427	5,479

(a)	Resigned in November 2017.
(b)	Appointed in March 2017.
(c)	Resigned in January 2017.
(d)	Resigned in June 2017.
(e)	Appointed in July 2017.
(f)	Appointed in July 2017 and resigned in August 2017.
(g)	Appointed in October 2017.
(h)	Appointed in January 2017.
(i)	Appointed in January 2017 and resigned in June 2017.
(j)	Appointed in July 2017.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

36	Benefits and interests of directors and supervisors (continued)

(i)	Directors’ and supervisors’ emoluments (continued):

	2018
	Salaries and other benefits	Retirement scheme contributions	Discretionary bonus	Fees	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors
Wu Haijun (a)	393	19	910	-	1,322
Shi Wei (b)	84	6	58	-	148
Jin Qiang	226	19	523	-	768
Guo Xiaojun	216	19	518	-	753
Zhou Meiyun	185	19	498	-	702
Jin Wenmin (c)	187	19	528	-	734
Gao Jinping (d)	215	12	549	-	776
Independent non- executive directors
Zhang Yimin	-	-	-	150	150
Liu Yunhong	-	-	-	150	150
Du Weifeng	-	-	-	150	150
Li Yuanqin	-	-	-	150	150
Supervisors
Ma Yanhui	274	14	288	-	576
Zuo Qiang	135	17	411	-	563
Li Xiaoxia	143	16	418	-	577
Zheng Yunrui	100	-	-	-	100
Cai Tingji	100	-	-	-	100

	2,258	160	4,701	600	7,719

(a)	Resigned general manager in September 2018 while other titles remained.
(b)	Appointed in September 2018.
(c)	Appointed in June 2018.
(d)	Resigned in September 2018.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

36	Benefits and interests of directors and supervisors (continued)

(i)	Directors’ and supervisors’ emoluments (continued):

	2019
	Salaries and other benefits	Retirement scheme contributions	Discretionary bonus	Fees	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors
Wu Haijun	343	26	557	-	926
Shi Wei (a)	329	26	797	-	1,152
Jin Qiang	289	26	745	-	1,060
Guo Xiaojun (b)	283	26	751	-	1,060
Zhou Meiyun	248	26	709	-	983
Jin Wenmin	260	26	721	-	1,007
Independent non- executive directors
Zhang Yimin	-	-	-	150	150
Liu Yunhong	-	-	-	150	150
Du Weifeng	-	-	-	150	150
Li Yuanqin	-	-	-	150	150
Supervisors
Ma Yanhui	267	22	685	-	974
Zuo Qiang (c)	102	15	324	-	441
Li Xiaoxia (d)	102	14	529	-	645
Zhang Feng (e)	31	9	107	-	147
Chen Hongjun (f)	34	9	110	-	153
Zheng Yunrui	100	-	-	-	100
Cai Yanji	100	-	-	-	100

	2,488	225	6,035	600	9,348

(a)	Resigned in December 2019.
(b)	Resigned in December 2019.
(c)	Resigned in September 2019.
(d)	Resigned in September 2019.
(e)	Appointed in October 2019.
(f)	Appointed in October 2019.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2019

36	Benefits and interests of directors and supervisors (continued)

(ii)	Directors’ retirement benefits

No specific retirement benefits were paid to directors in respect of services in connection with the management of the affairs of the company or its subsidiary undertaking (2018 and 2017: Nil).

(iii)	Directors’ material interests in transactions, arrangements or contracts

No significant transactions, arrangements and contracts in relation to the Group’s business to which the Company was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.