Form 20-F
period 2020-12-31
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
filed 2021-04-28
CIK 908732

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020 OR

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

The People’s Republic of China

Tel: +86 (21) 57943143

Fax: +86 (21) 57940050

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing	SHI	New York Stock Exchange
100 H Shares, par value RMB1.00 per Share
H Shares, par value RMB1.00 per Share		New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares. The H Shares are also listed and traded on The Stock Exchange of Hong Kong Limited.

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

If an emerging growth company that prepares its financial statements in accordance with U.S.GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13 (a) of the Exchange Act.  ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to U.S. Dollars have been made at a rate of RMB6.5250 to U.S. $1.00, the noon buying rate on December 31, 2020 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We do not represent that Renminbi or U.S. Dollar amounts could be converted into U.S. Dollars or Renminbi, as the case may be, at any particular rate.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

Selected Financial Data.

Our selected consolidated statements of operations data (except for ADS data) and cash flows data for each of the years ended December 31, 2018, 2019 and 2020 and our selected consolidated balance sheets data as of December 31, 2019 and 2020 are derived from our consolidated financial statements included in Item 18. Financial Statements. Our selected consolidated statements of operations data and cash flows data for the years ended December 31, 2016 and 2017 and our consolidated balance sheets data as of December 31, 2016, 2017 and 2018 are derived from our consolidated financial statements not included in this annual report. Our selected consolidated financial data should be read in conjunction with our consolidated financial statements, and the notes thereto, and Item 5. Operating and Financial Review and Prospects. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Selected Consolidated Financial Data

(RMB in millions, except per share and per ADS data)

	Year Ended December 31,
	2016 (RMB million)	2017 (RMB million)	2018 (RMB million)	2019 (RMB million)	2020 (RMB million)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA
Net sales:
Synthetic fibers	1,855.5	2,005.3	2,182.4	2,158.9	1,472.4
Resins and plastics	9,797.6	10,218.4	10,542.1	9,979.9	9,419.7
Intermediate petrochemicals	8,827.6	10,070.2	12,160.6	10,313.6	8,205.8
Petroleum products	24,002.6	32,400.6	43,403.0	43,125.9	30,139.6
Trading of petrochemical products	20,585.4	23,697.3	26,544.0	21,690.7	11,577.3
Others	867.8	826.5	781.4	786.7	746.1
Profit/(loss) from operations	6,777.9	6,401.9	5,585.1	1,320.5	(466.2)
Profit before income tax	7,778.3	7,852.9	6,808.1	2,656.1	590.8
Net profit attributable to owners of the Company	5,968.5	6,143.2	5,336.3	2,215.7	645.1
Net profit/(loss) attributable to non-controlling interests	13.0	11.0	(0.1)	11.4	11.3
Basic earnings per share(RMB) (a)	0.553	0.569	0.493	0.205	0.060
Basic earnings per ADS(RMB) (b)	55.26	56.86	49.30	20.45	5.96

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

(b)	Earnings per ADS are calculated on the basis that one ADS is equivalent to 100 H Shares.

	Year Ended December 31,
	2016 (RMB million)	2017 (RMB million)	2018 (RMB million)	2019 (RMB million)	2020 (RMB million)
CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
Net cash generated from operating activities	7,181.8	7,060.8	6,659.4	5,057.8	1,679.9
Net cash used in investing activities	(189.9)	(2,400.7)	(1,928.4)	(4,623.2)	(3,887.5)
Net cash (used in)/generated from financing activities	(2,637.2)	(2,589.8)	(3,507.2)	(1,737.4)	1,681.8
Capital expenditure	(901.5)	(1,197.1)	(1,187.0)	(1,430.4)	(1,841.0)
Proceeds from borrowings	2,589.4	2,119.1	2,536.8	4,755.1	3,458.1
Repayments of borrowings	(4,113.0)	(2,059.4)	(2,646.2)	(3,695.2)	(3,460.6)

	As of December 31,
	2016 (RMB million)	2017 (RMB million)	2018 (RMB million)	2019 (RMB million)	2020 (RMB million)
CONSOLIDATED BALANCE SHEETS DATA
Current assets	14,875.9	19,866.1	25,298.9	22,309.2	17,304.8
Property, plant and equipment	13,474.3	12,866.4	11,646.4	11,300.8	11,713.0
Total assets	33,945.6	39,443.5	44,385.9	45,494.1	44,619.1
Short term borrowings	546.4	606.2	497.2	1,547.6	1,548.0
Short-term bonds	—	—	—	—	3,017,811
Current liabilities	8,942.4	10,922.2	13,913.0	15,479.6	15,232.2
Long term borrowings (excluding current portion)	—	—	—	—	—
Total equity attributable to owners of the Company	24,722.0	28,230.2	30,346.1	29,863.3	29,198.0

Dividends

The following table sets forth certain information concerning the dividends of the Company since January 1, 2016:

Dividend Period	Dividend per Share
January 1, 2016-December 31, 2016	RMB0.25 (U.S.$0.036)
January 1, 2017-December 31, 2017	RMB0.30 (U.S.$0.046)
January 1, 2018-December 31, 2018	RMB0.25 (U.S.$0.036)
January 1, 2019-December 31, 2019	RMB0.12 (U.S.$0.017)
January 1, 2020-December 31, 2020	RMB0.10 (U.S.$0.015) (a)

(a)

Pursuant to the resolution of the Board on 24 March, 2021, the Company proposed cash dividend to all the shareholders, RMB0.10 per share (including tax). The proposal remains to be approved at our 2020 Annual General Meeting.

See also Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy.

A.	Capitalization and Indebtedness.

Not applicable.

B.	Reasons for the Offer and Use of Proceeds.

Not applicable.

C.	Risk Factors.

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

Business and Operational Risk Factors

The recent coronavirus outbreak could materially and adversely affect our business.

In the beginning of 2020, a novel strain of coronavirus (COVID-19) was reported to have surfaced and then caused a pandemic outbreak. The global outbreak of COVID-19 and related adverse public health developments have had and may continue to have a material adverse impact upon our normal operating activities, the demand for our end products and our financial performance. Our normal operating activities were disrupted by the temporary closure of our offices, suspension of business travel, disruptions to our normal working schedules, various restrictions on our employees’ activities and similar disruptive effects to our normal operations. In addition, the global spread of COVID-19, and the implementation by governments around the world of measures intended to slow down the spread, have caused a material reduction in worldwide business activity, resulting in a drop in demand for our products.

We have taken measures in response to the outbreak, including the adoption of more stringent workplace sanitation measures. We will continue to monitor the situation and consider additional measures to protect the health and safety of our employees and to respond to future developments. At present, domestic COVID-19 is generally under control within China, and vaccines are being administered within China and abroad. However, the extent to which this outbreak impacts our results will depend on global trends and future developments of COVID-19, including information which may emerge concerning new variants and other factors which could affect the scope and severity of the outbreak and the actions needed to contain the outbreak. The long-term impact of the COVID-19 pandemic on our performance also depends in large part on factors that are not within our control, such as measures implemented by governmental authorities to address the pandemic, the effect of the pandemic on global and regional economies and the response of world financial markets. An extended outbreak could depress global economic activity, disrupting our operations, reducing demand for our products and adversely impacting our financial performance.

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

We consume large amounts of crude oil to manufacture our products of which more than 95% is typically imported. In 2020, crude oil costs accounted for RMB 13.117 billion, or 54.86% of our annual cost of sales. As a result, changes in crude oil prices can affect our profitability. In recent years, due to various reasons, the price of crude oil has fluctuated significantly. We cannot rule out the possibility of the occurrence of certain global emergencies which might disrupt our crude oil supply. We expect that the volatility and uncertainty of the prices of crude oil and petrochemical products will continue, and that increasing crude oil prices and declines in prices of petrochemical products may adversely affect our business and results of operations and financial condition.

Some of our major products are subject to government price controls, and we are not able to pass on all cost increases from rising crude oil prices through higher product prices.

We consume large amounts of crude oil to manufacture our products of which more than 95% is typically imported. We attempt to mitigate the effect of increased costs due to rising crude oil prices. However, our ability to pass on these increased costs to our customers is dependent on market conditions and government regulations. Given that the increase of the sales prices of our products may lag behind the increase of crude oil costs, we may fail to completely cover the increased costs by increasing our sales prices, particularly where government regulations restrict the prices of certain of our fuel products. In particular, gasoline, diesel and jet fuel, and liquefied petroleum gas are subject to government price controls at present. In 2018, 2019 and 2020 approximately 41.62%, 44.81% and 43.64% of our net sales were from such products subject to price controls. Although the current price-setting mechanism for refined petroleum products in China allows the Chinese government to adjust price in the PRC market when the average international crude oil price fluctuates beyond certain levels within a certain time period (see Item 4. Information on the Company – B. Business Overview – Product Pricing), the Chinese government still retains discretion as to whether or when to adjust the prices of the refined oil products. The Chinese government generally exercises certain price control over refined oil products once international crude oil prices experience a sustained rise or become significantly volatile. For instance, some of our fuel products are required to be sold to designated distributors (such as the subsidiaries of Sinopec Corp.). Because we cannot freely sell our fuel products to take advantage of opportunities for higher prices, we may not be able to fully cover increases in crude oil prices by increasing the sale prices of our products, which has had and will possibly continue to have a material adverse effect on our financial condition, results of operations and cash flows.

Our development and operation plans have significant capital expenditure and financing requirements, which are subject to a number of risks and uncertainties.

The petrochemical business is a capital intensive business. Our ability to maintain and increase our revenues, net profit and cash flows depends upon continued capital spending. Our current business strategy contemplates capital expenditure for 2021 of approximately RMB3.25 billion (U.S. $498.08 million), which will be provided through financing activities and use of our own capital. Our actual capital expenditures may vary significantly from these planned amounts, subject to our ability to generate sufficient cash flows from operations, investments and other factors that may be beyond our control. In addition, there can be no assurance as to whether, or at what cost, our capital projects will be completed or the success of these projects if completed.

As of March 31, 2021, we had an aggregate outstanding indebtedness of approximately RMB 38 million (U.S.$5.82 million). Most of our borrowings are with state-controlled banks in China and structured as short term debt obligations with payment due in one year or less. These banks have generally been willing to provide new short term loans while we pay off existing loans. Sinopec Corp., our controlling shareholder, did not provide any guarantee or credit support for our debt for the year ended December 31, 2020 and for the three months ended March 31, 2021.

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

We maintain a package of insurance coverage plan through Sinopec Group on our property, facilities and inventory. In addition, we maintain insurance policies for such assets as the engineering construction projects and products in transit with third-party commercial insurance companies. We carry a third party liability insurance with a coverage capped at RMB50 million in 2021 to cover claims, subject to deductibles, in respect of personal injury, property or environmental damage arising from accidents on our property or relating to our operations other than on our transportation vehicles. Our insurance coverage may not be sufficient to cover all the financial losses caused by operating hazards. Resulting losses required to be compensated or otherwise paid for by us due to such operating hazards that are not fully insured against may have a material adverse effect on our financial condition and results of operations.

We are controlled by Sinopec Corp., whose interests may not be aligned with yours.

As of March 31, 2021, Sinopec Corp. owned 50.44% of our shares. Accordingly, it has voting and management control over us, and its interests may be different from the interests of our other shareholders. Subject to our Articles of Association and applicable laws and regulations, Sinopec Corp. will be in a position to cause us to declare dividends, determine the outcome of corporate actions requiring shareholder approval or effect corporate transactions without the approval of the holders of the H Shares and ADSs. Any such increase in our dividend payout would reduce funds available for reinvestment in our business and any such actions or transactions could adversely affect us or our minority shareholders. Sinopec Corp. may also experience changes in its own business strategy and policies. Although we are not currently aware of any specific changes, they could, in turn, lead Sinopec Corp. to change its policies or practices toward us in ways that we cannot predict, with corresponding unpredictable consequences for our business. Additionally, Sinopec Corp. may leverage its controlling shareholder position to influence our decisions with regard to the manufacturing and operation, allocation of financial resources and appointment and removal of senior management members, which could adversely affect us or our minority shareholders.

We have also engaged from time to time and will continue to engage in a variety of transactions with Sinopec Corp., Sinopec Group, the controlling company of Sinopec Corp., and their various subsidiaries or affiliates which provide a number of services to us, including the supply of raw materials, product distribution and sales agency, project design and installment service, petrochemical industry related insurance and financial services. We also sell oil and petrochemical products to Sinopec Corp. and its affiliates. Our transactions with these companies are governed by a Mutual Product Supply and Sales Services Framework Agreement with Sinopec Corp. and a Comprehensive Services Framework Agreement with Sinopec Group, the terms of which were negotiated on an arm’s-length basis. See Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions. Our business and results of operations could be adversely affected if either Sinopec Corp. or Sinopec Group refuses to engage in such transactions or if one of them seeks to amend the its contracts with us in a way adverse to us. In addition, Sinopec Corp. has interests in businesses that compete or are likely to compete, either directly or indirectly, with our businesses. Because Sinopec Corp. is our controlling shareholder and its interests may conflict with our own interests, Sinopec Corp. may take actions that favor itself over our interests.

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

We face numerous and evolving global cybersecurity threats, which may range from uncoordinated individual attempts to sophisticated and targeted measures directed at us. Cyber attacks and security breaches may include, but are not limited to, attempts to disrupt our operations including our information technology systems and data, gain access to confidential information, insertion of computer viruses, denial of service and other electronic security breaches, whether internal or external through third parties with whom we conduct business. In recent years, a number of major oil and petrochemical companies have been the subject of cyber attacks.

Although we have not experienced any material cybersecurity incidents in the past, we cannot assure you that we will not experience them in the future. Due to the evolving nature of cybersecurity threats, the scope and impact of any future incident cannot be predicted. While we continually work to safeguard our systems and mitigate potential risks, there is no assurance that such actions will be sufficient to prevent cyber attacks or security breaches that manipulate or improperly use our systems or networks, compromise confidential or otherwise protected information, destroy or corrupt data, or otherwise disrupt our operations. The occurrence of such events could disrupt our operations, cause physical harm to people or the environment, damage or destroy assets, compromise business systems, result in proprietary information, including information of our employees, customers, partners and other third parties, being altered, lost, stolen or compromised or otherwise disrupt our business operations. We could incur significant costs to remedy the effects of such a cybersecurity disruption as well as in connection with any resulting regulatory actions and litigation. In addition, a material cybersecurity incident could negatively impact our reputation and our competitive position, which could have an adverse effect on our financial condition and results of operations.

Legal, Regulatory or Political Risk Factors

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

Our production operations produce substantial amounts of waste materials (i.e., waste water, waste gas and waste residue). In addition, our production and operations require environmental-related permits that are subject to renewal, modification and revocation. We were subject to various administrative penalties for violations of the relevant PRC environmental laws and regulations in the past years. See Item 4. Information of the Company – B. Business Overview – Environmental Protection. We have established a system to treat waste materials to prevent and reduce pollution. The Chinese government (including the local governments), however, has moved, and may move further, toward the adoption of more regulations and more stringent environmental standards. Chinese national or local authorities may also apply more rigorous enforcement of such regulations which would require us to incur additional expenditures on environmental matters.

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

Changes in the monetary policy and fluctuations in the value of Renminbi may have an adverse impact on Sinopec Group’s business and operating results

The exchange rate of the Renminbi against the US Dollar and other foreign currencies may fluctuate and is subject to alterations due to changes on the Chinese political and economic situations. In July 2005, the PRC government overhauled its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar fluctuates daily. In addition, the PRC government has been under international pressure to further ease its exchange rate policy, and may as a result further change its currency policy. Early in 2020, the Renminbi had weakened against the US dollar to levels not seen since 2008, but steadily rebounded at the end of the year.

A small portion of our cash and cash equivalents is denominated in foreign currencies (mainly the U.S. Dollar). As of December 31, 2020, our bank deposits denominated in foreign currencies were equivalent to RMB 208 million. Any increase in the value of Renminbi against other currencies, including the U.S. dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies.

Although most of our revenue is denominated in Renminbi, most of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any depreciation of the Renminbi in the future would increase our costs and adversely affect profitability. In addition, any depreciation of the Renminbi could adversely affect the value of the dividends of our H Shares and ADSs, which we declare in Renminbi and pay in foreign currencies.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. Our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the Chinese government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, the rate of China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

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

As most of our business is conducted in China, our operations are governed principally by the laws of China. Despite the continuing improvement of the PRC Company Law and Securities Law, Chinese legal provisions for the protection of shareholders’ rights and access to information are different from those applicable to companies formed in the United States, Hong Kong, the United Kingdom and other developed countries or regions. You may not enjoy shareholders’ protections under Chinese law that you would be entitled to in other jurisdictions. We are a foreign private issuer, and therefore exempt from certain rules under the Exchange Act that are applicable to U.S. domestic public companies, such as rules relating to the having a majority of independent directors; independent audit committee members, compensation committee members and nominating committee members; obtaining shareholder approval for certain issuances of securities; or certain reporting requirements and certifications. Significant differences between our corporate governance practices and those of U.S. issuers listed on the NYSE are further described under Item 16G. Corporate Governance. Because of these exemptions, shareholders may be afforded fewer protections than they otherwise would under the NYSE corporate governance requirements applicable to U.S. domestic issuers, or shareholders may not be afforded the same information generally available to shareholders holding shares in public companies organized in the United States or traded on the NYSE that are not foreign private issuers.

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

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this 20-F, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB. Our Audit Committee is aware of these limitations, but believes that it is important for us to use an auditor based in China as that is the principal location of our assets and operations.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the reliability and quality of our audited financial statements. In addition, under changes to the PRC Securities Law that became effective in March 2020, the SEC and other foreign securities regulators are not permitted to conduct investigations in China and we are not permitted to provide evidence to the SEC in connection with a securities investigation without the permission of the Chinese government. These restrictions may further erode confidence in our financial reporting.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. If the SEC determines that, for any year commencing with our 2021 fiscal year our auditors were not subject to inspection by the PCAOB, then we will be required to comply with the disclosure requirements set forth in these rules. The SEC is in the process of establishing procedures to govern the identification of companies whose auditors were not inspected, and is also assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditors were not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges. We are unable to predict if such discussions will resolve any or all of the risks posed by the HFCA Act or the PWG recommendations.

If remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, we might not be able to timely file future financial statements in compliance with the requirements of the Exchange Act. This could result in a suspension of trading or a delisting or deregistration of our ADSs.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between the United States and Chinese law. Specifically, for certain United States listed companies operating and audited in China, the SEC and the PCAOB sought to obtain from the Chinese accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law they could not respond directly to the United States regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the PRC-based accounting firms, including our independent registered public accounting firm. In January 2014, an administrative law judge reached an initial decision to impose penalties on the firms including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. On February 6, 2015, before a review by the Commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019.

In the event that the SEC brings new administrative proceedings, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding PRC-based, United States listed companies and the market price of the ADSs may be adversely affected.

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

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Since PFIC status depends on the composition of our income and the composition and value of our assets from time to time, there can be no assurance that we are not currently a PFIC or that we will not be considered a PFIC for the current year until its close, or for any future taxable year. If we are characterized as a PFIC, U.S. investors may suffer adverse tax consequences, including increased U.S. tax liabilities and reporting requirements. For further discussion of the adverse U.S. federal income tax consequences of our possible classification as a PFIC, see Item 10. Additional Information – E. Taxation – U.S. Taxation.

We have in the past sourced a small portion of crude oil from Iran that may be targeted by economic sanctions under relevant U.S. laws, and if such activities are determined by the U.S. governmental authorities as sanctionable activities, we could be sanctioned or otherwise penalized.

The United States has adopted a number of measures since 1996 that provide for the possible imposition of sanctions against non-U.S. companies engaged in certain activities in and with Iran in the energy and other sectors, including, the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRSHRA”) enacted August 10, 2012 and the Iran Freedom and Counter-Proliferation Act (“IFCA”) enacted January 2, 2013, Section 1245 of the National Defense Authorization Act of 2012 (“NDAA”) enacted December 31, 2011, and Executive Order 13846 of August 6, 2018 that was issued in connection with the termination of the participation by the United States in the Joint Comprehensive Plan of Action, or JCPOA, that became effective January 16, 2016, and resulted in the waiver of certain U.S. sanctions against non-U.S. persons engaging in certain transactions with Iran. The withdrawal was effected in two stages that resulted on November 5, 2018, in the complete re-imposition of the U.S. sanctions that were waived under the JCPOA. On November 5, 2018, the United States also granted a 180-day waiver (that is potentially renewable) under Section 1245 of the NDAA to China (and seven other countries) allowing for the purchase of petroleum from Iran under specified conditions. The NDAA waiver does not authorize transactions that remain prohibited under other U.S. sanctions laws. On April 22, 2019, the U.S. Secretary of State announced that the United States would not grant any further waivers under the NDAA. In February 2021, U.S. President announced that the U.S. would not lift economic sanctions on Iran until Iran complies with the terms of the JCPOA.

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

Further, the ISA authorizes the imposition of sanctions on companies that engage in certain activities in and with Iran, especially in Iran’s energy sector. It is possible that Sinopec Group or its affiliates engage in activities that are targeted for sanction purposes by the ISA or other U.S. laws. If the U.S. President determines that Sinopec Group or one of its affiliates in fact engaged in the targeted activities, he would be required under the ISA to impose on Sinopec Group or its affiliates at least five sanctions from among twelve sanctions options available under the ISA, which range from restrictions on U.S. exports or bank financing to outright blocking of Sinopec Group or its affiliate’s property within the United States or in the possession or control of U.S. persons anywhere in the world. In addition, the IFCA requires the U.S. President to block the property of persons and entities within U.S. jurisdiction or control of U.S. persons if he determines that, among other things, such persons or entities are engaged in certain transactions involving the energy, shipping or shipbuilding sectors of Iran or with certain SDNs. It also requires the U.S. President to impose five or more sanctions under the ISA on a person that he determines has knowingly, on or after July 1, 2013, sold, supplied or transferred to or from Iran precious metals or certain other materials (including graphite, aluminum, steel, coal and certain software) if used for specified purposes. If the U.S. President determines that Sinopec Group, or an entity it owns or controls engages in any such activities and if the most extreme sanction under the ISA or other U.S. sanctions laws, blocking, were applied to Sinopec Group’s property, including controlled subsidiaries, Sinopec Group could be prohibited from engaging in business activities in the United States or with U.S. individuals or entities, and U.S. transactions in our securities and distributions to U.S. individuals and entities with respect to our securities could also be prohibited.

In addition, pursuant to the IFCA, Executive Order 13846 and other U.S. laws, the U.S. government can sanction financial institutions anywhere in the world that engage in certain Iran-related transactions. Such sanctions include prohibiting the financial institution from opening, or imposing strict conditions on maintaining, a correspondent or payable through account in the United States. The potential for financial institutions to be sanctioned for Iran related activities may impact our ability to engage in financial transactions related to Iran transactions.

General Risk Factors

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

In addition, the stock market in general, and the market prices for companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some PRC-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our ADSs.

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

B. Business Overview

We are one of the largest petrochemical companies in China based on 2020 net sales and ethylene production. Our highly integrated petrochemical complex processes crude oil into a broad range of products in four major product areas:

•	synthetic fibers,

•	resins and plastics,

•	intermediate petrochemicals, and

•	petroleum products.

Based on 2020 sales volumes, we are a leading Chinese producer of synthetic fibers and resins and plastic products. We believe that we are also a leading competitor in sales of petroleum products and intermediate petrochemicals in our regional markets.

Our net sales by business lines as a percentage of total net sales in each of 2018, 2019 and 2020 are summarized as follows:

Net Sales of RMB95,613.5 million in 2018

Synthetic fibers	2.29%
Resins and plastics	11.03%
Intermediate petrochemicals	12.72%
Petroleum products	45.39%
Trading of petrochemical products	27.76%
Others	0.81%

Total	100.00%

Net Sales of RMB88,055.7 million in 2019

Synthetic fibers	2.45%
Resins and plastics	11.33%
Intermediate petrochemicals	11.71%
Petroleum products	48.98%
Trading of petrochemical products	24.63%
Others	0.90%

Total	100.00%

Net Sales of RMB61,560.9 million in 2020

Synthetic fibers	2.39%
Resins and plastics	15.30%
Intermediate petrochemicals	13.33%
Petroleum products	48.96%
Trading of petrochemical products	18.81%
Others	1.21%

Total	100.00%

We derive a substantial portion of our revenues from customers in Eastern China (principally Shanghai and its six neighboring provinces), an area that has experienced economic growth above the national average in recent years. Shown by geographic region and exports, our net sales by business lines as a percentage of total net sales for each of 2018, 2019 and 2020 are as follows:

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

2020 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers
Resins and plastics
Intermediate petrochemicals
Petroleum products
Trading of petrochemical products
Total net sales

Business Strategies

Our development objective is to evolve into a “leading domestic and first-class global” energy, chemical and new materials enterprise. The key components of Sinopec Group’s development strategy are to take into account both low cost and differentiation and to focus on both scale and refinement. The Company focuses on: value and market orientation, creativity, talent, emphasizing the environment, low carbon emissions and integrated development, realizing lower costs and large scale of the upstream, and high value-added and refinement of the downstream. The Company will fully engage its advantages of a wide product chain, diversified products and close monitoring of the market to enhance competitiveness. Under the guidance of our development strategy, the Company further integrates the existing three industrial chains of oil refining, olefin and aromatics with the ideas of “One Leader, One Core and One Base”, enterprise resource optimization and our development plan in the Shanghai region. The Company also takes advantage of the new development model of integrated refinery and petrochemical capacity with the concept of molecular refining and petrochemicals, and further advances the integration of industry and city as well as regional integration, while selectively developing the downstream petrochemical product chain with cost and logistics advantages as well as market support. On this basis, the Company intends to build an industrial base that features green energy, fine petrochemical, and high-end materials that come with world-scale and first-class competitiveness on the northern shore of Hangzhou Bay, forming an unparalleled industrial complex with a stable profit model.

In 2021, Sinopec Group will continue to adhere to the market-oriented, efficiency-centered strategy, consolidate the foundation of environmental protection, optimize production and operation, improve corporate governance efficiency with a focus on building talent teams, achieve high-quality development of the Company and strive to create better economic benefits.

In 2021, the Company is looking to process a total of 14.20 million tons of crude oil and produce a total of 8.69 million tons of refined oil, 0.75 million tons of ethylene, 0.49 million tons of paraxylene, 0.42 million tons of polyethylene, 0.43 million tons of polypropylene, 0.30 million tons of purified terephthalic acid, 0.25 million tons of ethylene glycol, 0.03 million tons of polyester fiber and 0.10 million tons of acrylic fiber.

To achieve our business objectives in 2021, we intend to pursue the following strategies:

•	Focus on green and clean energy for consolidating environmental protection

The Company vows to comprehensively promote the establishment of the HSSE management system and establish and improve the PDCA closed-loop management mechanism. Under the key theme of “identifying major risks, eliminating major hidden dangers, and preventing major accidents”, the Company seeks to strengthen risk management and control in key areas and key links, and continue to tighten contractor safety management and control. Furthermore, the Company will continue to improving employees’ safety awareness and skills and promote the creation of a culture that values safety. The Company will also emphasize implementing a green and clean strategy and strengthen carbon emission management to realize stable and standard- meeting emission of waste gas and wastewater to ensure that VOCs’ average concentration at the boundary was less than 100 micrograms/m3 and strengthen carbon emission management. The Company also seeks to make a good effort in the supply of anti-epidemic materials, in dealing with emergencies and the workforce’s stability to ensure the safety and physical and mental health of employees, and to strengthen employee safety education and comprehensively improve employee health management standards.

•	Focus on improving quality and efficiency through the continuous optimization of production and operation

The Company vows to optimize its overall planning for operations shutdown and start-up and strengthen the plant’s management and control during the shutdown and start-up phase. The Company shall also improve its technical and economic indicators by improving safety management and its key control and maintenance plans. The Company shall also optimize its systems to further improve the accuracy and reliability of crude oil comparison and selection, production and operation, and product structure optimization. The Company shall also further expand varieties in crude oil procurement and enhance deployment flexibility and reduce crude oil procurement costs. Furthermore, the Company strives to accurately grasp market conditions and adjust marketing strategies and product structures to maximize benefits. The Company shall also emphasize flexibly adjusting the yield of refined oil products and diesel-gasoline ratio, raise the total volume of high-grade gasoline, and develop new channels for exporting gasoline and jet fuel. The Company shall also take advantage of market opportunities and devote efforts in developing new products and specialized materials. The Company shall optimize its public projects and promote the optimization of its storage and transportation logistics system, and optimization its oil refining business. As a significant step forward, the Company is to implement full process safety management while strengthening its process stability and equipment integrity management, and continuously upgrade the automation and intelligence of its equipment. The Company will exert strict control of “Three Smalls” and eliminate “Three Nons”. Special competitions on the reliability of production equipment will continue to take place, while the “The Day of Excellence” activities are continuing to mobilize employees to eliminate safety risks in time, avoid accidents, and strengthen the smooth separation of the equipment.

•	Advance reformations further and raise efficiencies in corporate governance

With a good focus on its strategic planning, the Company seeks to explore its path in organizational reorganization along the business or industrial chain to establish an organizational system which is in line with the management scope. The Company shall also reorganize its organizations and streamline work processes as well as integrate positions, and focus on key tasks in the reform, such as the reformation of “three systems”, the reformation of its scientific research regime, and a sound market-oriented operating system. The Company shall continue to promote its process management to improve the efficiency of business collaboration between different departments. The Company shall also strengthen the management of investment enterprises, and incorporate wholly-owned and holding subsidiaries into the Company’s integrated management system. The Company shall also fully carry out benchmarking and upgrading, and strengthen cost target management across the whole staff body, while further tapping potentials and raise efficiency, with strict control on various expenses and expenditures. The Company also works to integrate business and finance, and transformation from accounting finance to management finance. The Company also implements transparent management, optimizes business processes, improves management efficiency and quality, and makes good use of information technology to quickly and effectively convey the Company’s decisions and plans to, and deployment at, the bottom level. The Company is also establishing a back-check mechanism to ensure the all employees are clear about the goals and responsibilities and provided the motivation.

•	Focus on creativity-driven development so as to realize high-quality corporate development

In accordance with the “3060” national carbon emission requirement (“3060” refers to having carbon dioxide emissions peak by 2030 and achieving carbon neutrality by 2060), the Company’s ultimate goal is to ensure “zero carbon emissions” and guarantee coordination of carbon reduction and transformation and development. The Company promoted the construction of large ton carbon fiber, hundred-ton high performance carbon fiber pilot plant project, 3rd circuit 220 kV power supply line project. We will speed up the construction of hydrogen energy demonstration projects and launch the thermoplastic elastomer project. The Company shall emphasize tackling key core technologies such as carbon fiber, increase investment in research and development, and improve the collaborative innovation mechanism. The Company shall also explore opportunities in differentiated high value-added products, and strive to build a new material industry cluster with the carbon fiber industry as its core and utilize polyester, polyolefin, elastomer, C5 downstream fine chemical new materials as the keys to seek breakthroughs and developments. The Company also vigorously promotes the construction of a data governance system and the application of advanced control and optimization technologies, and deepens the application of intelligent security by promoting the construction of an integrated platform for intelligent marketing and accelerating the advancement of digital transformation.

•	Focus on team building and cementing solid foundation for development

The Company shall further empower the Company through recruiting talents and improve the recruitment of new graduates. The Company is devising a five-year training program for new college graduates and building a talent team with engineering thinking. The Company shall also clarify its employment orientation and evaluate the officer and talent selection and appointment mechanism. The Company continues to explore channels to select and appoint officers by introducing experienced talent through the selection and appointment of professional managers to nurture more young officers. The Company is also looking to uphold the pioneering spirit of the base-level and the public and improve staff medical services and improve medical protection standards to raise its staff’s happiness index while further enhancing the cohesion of the staff team.

Principal Products

We produce four principal types of products with different specifications, including synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. We use many of the important petroleum products and intermediate petrochemicals we produce in producing our own downstream products.

The following table shows a comparison of the production volume and sales volume in 2019 and 2020 by our major products.

	Production			Sales
	2020	2019		2020	2019
	(10,000	(10,000	Year-on-year	(10,000	(10,000	Year-on-year
Products	tons)	tons)	change	tons)	tons)	change
DieselNote1	398.21	384.50	3.57%	398.61	384.14	3.77%
Gasoline	327.30	346.84	-5.63%	328.18	345.31	-4.96%
Jet FuelNote1	112.45	187.86	-40.14%	99.43	135.39	-26.56%
Paraxylene	66.24	66.68	-0.66%	45.64	45.55	0.20%
BenzeneNote2	37.21	37.33	-0.32%	33.14	32.98	0.49%
Ethylene Glycol	23.67	28.67	-17.44%	12.73	18.23	-30.17%
Ethylene Oxide	31.30	27.55	13.61%	30.53	26.69	14.39%
EthyleneNote2	82.52	84.13	-1.91%	—	0.19	—
Polyethylene	58.12	53.73	8.17%	57.85	53.58	7.97%
Polypropylene	49.29	46.96	4.96%	45.16	43.36	4.15%
Polyester PelletNote2	33.99	35.90	-5.32%	29.33	28.09	4.41%
Acrylic	11.55	13.69	-15.63%	11.69	13.70	-14.67%
Polyester Staple	3.37	3.94	-14.47%	3.40	3.94	-13.71%

Notes:	1.	Excludes sales volume on a sub-contract basis.

2.	The difference between production and sales are internal sales.

The above-mentioned sales volume and sales revenue do not include the trading of our petrochemical products.

The following table shows our 2020 net sales by major products as a percentage of total net sales together with the typical uses of these products.

Product	% of net sales	Typical Use
SYNTHETIC FIBERS
Polyester staple fiber	0.22	Textiles and apparel
Acrylic staple fiber	2.03	Cotton type fabrics, wool type fabrics
Others	0.14
Sub-total	2.39
RESINS AND PLASTICS
Polyester chips	2.06	Polyester fibers, films and containers
Polypropylene pellets	5.66	Films, ground sheeting, wire and cable compound and other injection molding products such as housewares and toys
Polypropylene pellets	5.26	Films or sheets, injection molding products such as housewares, toys and household electrical appliances and automobile parts
Polyvinyl alcohol (“PVA”)	0.09	PVA fibers, building coating materials and textile starch
Others	2.23
Sub-total	15.30
INTERMEDIATE PETROCHEMICALS
Ethylene	0.00	Feedstock for polyethylene, ethylene glycol, polyvinyl chloride and other intermediate petrochemicals which can be further processed into resins, plastics and synthetic fiber.
Ethylene oxide	3.02	Intermediate products for the chemical and pharmaceutical industry, including dyes, detergents and adjuvant

Product	% of net sales	Typical Use
Benzene	1.81	Intermediate petrochemical products, styrene, plastics, explosives, dyes, detergents, epoxies and polyamide fiber
Paraxylene	2.95	Intermediate petrochemicals and polyester
Butadiene	0.89	Synthetic rubber and plastics
Ethylene glycol	0.73	Fine chemicals
Others	3.93
Sub-total	13.33
PETROLEUM PRODUCTS
Gasoline	19.07	Transportation fuels
Diesel	18.41	Transportation fuels and agricultural machinery fuels
Jet Fuel	4.42	Transportation fuels
Others	7.06
Sub-total	48.96
Trading of petrochemical products	18.81	Import and export trade of petrochemical products (purchased from domestic and overseas suppliers)
Others	1.21
Total	100.00

The following table provides a detailed description of our major products by industry segment, primary upstream raw materials, transport and storage method, primary downstream application fields and key price-influencing factors:

		Primary upstream	Transport/storage	Primary downstream	Key price-influencing
Product	Industry segment	raw material	method	application fields	factors
Diesel	Petroleum products	Petroleum	Pipeline transportation and shipping/ storage tank	Transportation fuel, agricultural machinery fuel	International crude oil price, government control
Gasoline	Petroleum products	Petroleum	Pipeline transportation and shipping/ storage tank	Transportation fuel	International crude oil price, government control
Jet Fuel	Petroleum products	Petroleum	Pipeline transportation and shipping/ storage tank	Transportation fuel	International crude oil price, supply- demand balance
Paraxylene	Intermediate petrochemicals	Naphtha	Road transportation/ storage tank	Intermediate petrochemical products and polyester	Raw material price, supply-demand balance
Benzene	Intermediate petrochemicals	Naphtha	Road transportation, shipping, rail transportation/ storage tank	Intermediate petrochemical products, styrene, plastic, explosive, dye, detergent, epoxy resin, chinlon	International crude oil price, market supply-demand condition
Ethylene Glycol	Intermediate petrochemicals	Naphtha	Road transportation/ storage tank	Fine Chemicals engineering	International crude oil price, market supply-demand condition

		Primary upstream	Transport/storage	Primary downstream	Key price-influencing
Product	Industry segment	raw material	method	application fields	factors
Ethylene Oxide	Intermediate petrochemicals	Naphtha	Road transportation, pipeline transportation/ storage tank	Chemical and medical industry intermediate products, including dyes, detergents and auxiliary	International crude oil price, market supply-demand condition
Ethylene	Intermediate petrochemicals	Naphtha	Road transportation, pipeline transportation, shipping/storage tank	PE, EG, PVC and other raw material for further processing of intermediate petrochemical products such as resins, plastics and synthetic fibres	International crude oil price, supply- demand balance
Polyethylene	Resins and plastics	Ethylene	Road transportation, shipping and rail transportation/ warehousing	Film, mulching film, cable insulation material and housewares, toys injection moulding products	Raw material price and market supply- demand condition
Polypropylene	Resins and plastics	Propylene	Road transportation, shipping and rail transportation/ warehousing	Film, mulching film, housewares, toys, household appliances and auto parts injection moulding products	Raw material price and market supply- demand condition
Polyester chips	Resins and plastics	PTA, EG	Road transportation, shipping and rail transportation/ warehousing	Polyester fibre or film, container	Raw material price and market supply- demand condition
Acrylics	Synthetic fibres	Acrylonitrile	Road transportation, shipping and rail transportation/ warehousing	Simple spinning or blend with other material for texture or acrylic top	Raw material price and market supply- demand condition
Polyester	Synthetic fibres	Polyester	Road transportation, shipping and rail transportation/warehousing	Texture, apparel	Raw material price and market supply- demand condition

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

Crude Oil
CDU&
VDU
Naphtha
LNAP
HNAP
Ethylene pyrolysis
Aromatics unit
LPG
Naphtha
LNAP
Hydrogenated cycle oil
Ethylene unit 1# ethylene 2# ethylene
Ethylene
Propene
C4 distillate
Pyrolysis gasoline
Ethylene bottom oil
Polyethylene unit
Polyethylene
Vinol unit
Vinyl acetate
Vinol
Glycol unit
Ethylene oxide
Glycol
Diethylene glycol Triethylene glycol
Polymer grade propylene
Polypropylene unit
Polypropylene
Acrylonitrile
Acrylic fiber unit
Acrylic fiber
Kerosene Hydrotreating Unit
Kerosene
C4 distillate
Butadiene unit
Butadiene
Raffinate C4
MTBE UNIT
MTBE
Ether C4
Gas separating C4
Alkylate Unit
Gasoline blending
Coal diesel
Catalytic diesel
Diesel Hydrotreating Unit
LPG
Refined Gasoline
Ethylene bottom oil
Gasoline Hydrotreating Unit
C5 distillate
Aromatics unit
C10
C5 Unit
Isoamylene
Isoprene and m-pentadiene
Pentane
Dry gas
C2 recycling Unit
Dry gas
Ethylene removal unit
Vaccum Diesel
Catalytic diesel
HCU
LPG
LNAP
HNAP
Kerosene
Light diesel distillate
Hydrogenated cycle oil
LPG
Gas separation Unit
C4
Residue oil
Other recycles
S-zorb Unit
Refined gasoline
Blending
Catalytic gasoline
Residue oil
DCU
LPG
Coker gasoline/diesel
Coker gas oil
Petroleumn coke
Dissolution Unit
Deasphalted oil
Coker gas oil
Asphaltene
Residue Hydrotreating Unit
Hydrogenation residue
Naphtha
Diesel
Blending
CCU
Catalytic diesel
Dereforming unit
Blending
Blending
Catalytic slurry oil
Coking unit
Coke
Scorching
Aromatics unit
LPG
Benzene
P-xylene
Raffinate oil
Heavy aromatics
Acetic
Oxidation Unit
Glycol
Purified terephthalic acid
Polyester Unit
Polyester
Melt
Polyester spinning unit
Polyester fiber

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

Raw Materials

In 2020, we continued to strengthen our advantages in refining and chemical integration and leverage the strong adaptability of our refining plants to process more high-sulfur crude oil; we used a Process Industry Modeling System to determine the cost performance of crude oil to further improve the cost control of crude oil purchases; and the total volume of the top ten main types of oil purchased in the whole year of 2020 accounted for 97.74% of the total purchase of crude oil.

To enhance the overall profitability, we optimized our ethylene cracking stocks, adjusted and improved our natural gas and fuel gas structure, optimized our hydrogen system, reduced the emission and increased the efficiency of flare gas, increased the outputs of gasoline and aviation kerosene, and optimized naphtha, residual oil and wax oil processing lines. By reducing the output of paraxylene, we increased our supply of high-octane gasoline blending components to produce more gasoline. By substituting aviation kerosene hydrogenation equipment for diesel hydrogenation equipment and upgrading the 3.3 million tons of diesel hydrogenation equipment, we further optimized the structure of our finished oil products, achieving a diesel to gasoline ratio of 1.22:1 for 2020. We strengthened our tracking of the margin contribution of our units, and continuously carried out daily profitability measurement for each product so as to promptly detect changes in profitability, quickly adjust the load and running schedule of our production units and afford priority to the production of products with high profitability and market demand.

Crude Oil

Crude oil is our primary raw material and the most significant raw material we purchase from outside sources. In 2020, crude oil accounted for approximately 54.86% of our total cost of sales. Accordingly, the supply and price of crude oil are key factors in determining our profitability.

Supply and Transportation – The crude oil required by us is purchased through Sinopec Corp., as an agent, from foreign sources and Shanghai Nanguang Petrochemical Co., Ltd., as an agent, from domestic sources. During 2020, we did not experience any significant problems in obtaining sufficient crude oil to meet our production needs.

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

We have received confirmation from Sinopec Corp. that it will purchase on our behalf 14.2 million tons of imported crude oil in 2021. Sinopec Corp. has further confirmed that, subject to China’s national crude oil policy and our actual production needs, it will continue to purchase on our behalf sufficient quantities and appropriate types of crude oil, including domestic offshore and imported crude oil, to satisfy our anticipated annual needs. We anticipate that we will fully utilize our supply of crude oil in 2021. We believe that the mix of crude oil feedstock currently available is satisfactory for our 2021 production capacity and targets. Additionally, as part of China’s commitment at its accession into WTO, certain non-state-owned enterprises have been granted an increasing amount of quota to import crude oil. Although we do not expect to obtain crude oil through this channel in the foreseeable future due to the current crude oil supply system, this may provide us with an alternative source of crude oil supply.

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

In 2020, our crude oil was sourced as follows:

Domestic offshore crude oil	1.08%
Imported crude oil	98.92%

Total:	100.00%

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

Pricing – The price of domestic crude oil shall apply the market –adjusted rate and the imported crude oil is generally sold to us at prevailing international market prices. The average cost of imported crude oil and domestic offshore crude oil in 2020 was RMB 2,374.65 (U.S.$ 335.15) per ton and RMB 2,573.82 (U.S.$308.67) per ton, respectively. In 2020, we processed 14,483,400 tons of imported crude oil and 188100 tons of domestic offshore crude oil (including 402,400 tons of crude oil processed on a sub-contract basis).

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

In 2020, the international crude oil market fluctuated violently, with a huge overall decline. Prices fell sharply in the first quarter, bottomed out and rebounded in the second quarter. After entering the third quarter, the average price was relatively stable and rose significantly at the end of the year. The annual average price of West Texas Intermediate (WTI) crude oil was $39.51/barrel, a decrease 30.7% over the previous year; the average price of Brent crude oil was $41.74/barrel, a decrease of 35.1%; and the average price of Dubai crude oil was $42.18/barrel, a decrease of 33.6%.

As of December 31, 2020, Sinopec Group had processed a total of 14.6715 million tons of crude oil (of which 402,400 tons were processed on order), indicating a year-on-year decrease of 3.47%. The cost of crude oil processing for the whole year of 2020 was RMB2,380.02/ton, representing a decrease of RMB950.61/ton or 28.54% from the same period last year. The annual crude oil processing total cost decreased by RMB13.117 billion from the same period last year or 27.86%, accounting for 54.86% of the total cost of sales.

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

We expect that our total requirement for coal to generate electricity in 2021 will be approximately 1.9 million tons. In 2020, we consumed approximately 1.8908 million tons of coal, an increase of 11,300 tons from 2019 of 1.8795 million tons.

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

We purchase some ancillary raw materials from outside sources. These raw materials include natural gas, methanol, ammonia, sodium hydroxide, sulfur, acetone, acrylonitrile, PTA, propylene and a variety of catalytic agents. In 2020, the total cost of these materials accounted for approximately 13.74% of our total cost of sales. We do not expect any difficulties in obtaining a supply of any of these ancillary raw materials in amounts sufficient to meet our needs in the foreseeable future.

Sales and Marketing

Distribution

The distribution of our fuel products is subject to government regulations. We are required to sell certain refined products to the subsidiaries of Sinopec Group or customers designated by Sinopec Group. Since the second half of 2005, Sinopec Group has executed reforms to its system of selling petrochemical products and implemented what it refers to as a “Five Consolidations” strategy featuring “consolidated marketing strategy, consolidated promotion, consolidated logistics optimization, consolidated sales and consolidated branding.” As a result, the sales of our major petrochemical products are now conducted in a consolidated manner by sales agents designated by Sinopec Group. However, we have the autonomy to decide on the distribution method of our other products in accordance with market conditions. The products we sold in 2020 that were subject to planned distribution by Sinopec Group, sales by agents and sales based on our own discretion accounted for 60.36%, 34.13% and 5.51%, respectively, of the total products we sold.

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

We use long term contracts to sell most of our products. We did not experience significant write-offs or defaults on our accounts receivable or other trading accounts in 2020. In general we managed to maintain a stable correlation between production and sales in 2020.

Product breakdown

Synthetic Fibers – In 2020, 36.99% of our synthetic fiber products were purchased by provincial and municipal government trading companies that act as intermediaries between us and end-users. No single customer accounted for more than 25% of our sales of synthetic fibers in 2020. List of customers each accounting for more than 10% of the sales in this segment: SDIC International Trade (Beijing) Co., Ltd.: 11.03%; Shaoxing Xiangyu Green Packing Co., Ltd.: 24.89%.

Resins and Plastics – In 2020, approximately 45% of our resins and plastics sales were to provincial and municipal government trading companies and approximately 55% were sold to industrial users. No single customer accounted for more than 5% of our sales of resins and plastics in 2020.

Intermediate Petrochemicals – We sell a variety of intermediate petrochemical products, among which the sale volume of p-xylene, ethylene oxide was relatively high in 2020. SECCO is the principal outside consumer of our petroleum benzene. In 2020, we sold 0.1363 million tons of petroleum benzene to SECCO, representing 41.12% of our total 2020 production of such product. List of customers each accounting for more than 10% of sales in this segment: SECCO: 41.12%; Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd.: 18.15%; Zhejiang Baling Hengyi Caprolactam Co., Ltd.:17.58.

Jiaxing Petrochemical Company Limited, Oriental Petrochemical (Shanghai) Corporation and Zhejiang Dushan Energy Co., Ltd. are the outside consumers of our paraxylene. In 2020, we sold 0.2139 million tons, 0.1139 million and 0.1286 million tons of paraxylene, representing 46.86%, 24.96% and 28.18% of our total 2020 production of such product, to Jiaxing Petrochemical Company Limited, Oriental Petrochemical (Shanghai) Corporation respectively and Zhejiang Dushan Energy Co., Ltd., at prices mutually agreed upon by the relevant parties.

Petroleum Products – In 2020, our primary gasoline and diesel customer was SINOPEC East China Company.

Trading of Petrochemical Products – In 2020, our largest trading customer for petrochemical products was Sinopec Chemical Commercial Holding Company Limited.

Major Suppliers and Customers

Sinopec Group’s top five suppliers in 2020 were China International United Petroleum & Chemical Co., Ltd., Sinochem Oil Co. Ltd., SINOPEC East China Company, Sinopec Chemical Commercial Holding (Hong Kong). Company Limited and Shanghai Gas Co., Ltd.. Total procurement costs involving these five suppliers, which amounted to RMB34,973.0 million, accounted for 59.53% of the total procurement costs of Sinopec Group for the year. The procurement from the largest supplier amounted to RMB26,820.7 million, representing 45.65% of the total costs of purchases by Sinopec Group for the year.

Sinopec Group’s top five customers in 2020 were SINOPEC East China Company, China International United Petroleum & Chemical Co., Ltd., Sino Refinery Products Sales Co., Ltd., Shanghai Secco and Jiaxing Petrochemical Co., Ltd.. Total sales to these five customers amounted to RMB46,506.8 million, representing 62.96% of Sinopec Group’s total turnover for the year. Sales to Sinopec Group’s largest customer amounted to RMB38,651.4 million, representing 52.32% of Sinopec Group’s total turnover for the year.

To the knowledge of the Board, among the suppliers and customers listed above, Shareholders and Directors of the Company and their close associates have no interest in Sinochem Oil Company Limited, Jiaxing Petrochemical Company Limited and Shanghai Gas Company Limited, which is an associate of the Company; Shanghai Secco is an associate company of the Company; Sinopec Chemicals Sales (Hong Kong) Co., Ltd., Sinopec Refinery Sales Co., Ltd. and SINOPEC East China Company are subsidiaries of Sinopec Corp., a controlling shareholder of the Company.

Product Pricing

Most of our products are permitted to be sold at market prices. However, four types of petroleum products (gasoline, diesel and jet fuel, and liquefied petroleum gas) that we sell are subject to varying degrees of government pricing control and are, accordingly, sold at prices set by the Chinese government, which may sometimes be below our costs. In 2018, 2019 and 2020, approximately 41.62%, 44.81% and 43.64% of our net sales, respectively, were from products subject to price controls. Price controls may apply to these products in various ways. Such price controls are sometimes applied exclusively to our products, exclusively to our competitors’ products or sometimes applied to neither our products nor our competitors’ products. The Chinese government has adopted changes to the pricing mechanism for domestic refined oil to be indirectly aligned with international crude oil prices in a controlled manner through use of certain formula(s).

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

Competition

We compete principally in the Chinese domestic market where 89.72% of our products in volume were sold in 2020. In addition, we believe the limitation in transportation infrastructure in China and the difficulties involved in transporting petrochemical products force petrochemical companies in China, including us, to compete primarily on a regional basis. In 2020, 87.11% of our net sales were made to customers in Eastern China.

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

Synthetic Fibers

In 2020, we had an approximate 0.39% share of total domestic polyester and acrylic consumption while imports had an approximate 0.89% share.

The following table summarizes the competitive position of our principal synthetic fibers according to domestic sales in 2020.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal domestic competitor’s share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Acrylic	20.67	2	Jilin Province	43.85	12.15

Sources: Zhuochuang Information (www.chem99.com).

Resins and Plastics

In 2020, we had an approximate 1.67% share of total domestic resins and plastics consumption while imports had an approximate 28.18% share. The following table summarizes the competitive position of our principal resins and plastics products according to domestic sales in 2020.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
(%)				(%)	(%)
Polyester chips	2.11	4	Jiangsu Province	6.38	2.63
Polyethylene	1.51	22	Guangdong Province	2.24	48.01
Polypropylene	1.66	29	Zhejiang Province	2.46	15.25

Sources: Zhuochuang Information (www.chem99.com).

Intermediate Petrochemicals

In 2020, we were one of the largest sellers of intermediate petrochemicals in China, holding an approximate 1.91% share of total domestic consumption, while imports had an approximate 19.94% share of domestic consumption. Ethylene glycol, paraxylene, benzene and butadiene are our major intermediate petrochemical products. In 2020, we were a major producer of ethylene glycol, paraxylene and benzene in China. The following table summarizes the competitive position of our principal intermediate petrochemicals according to domestic sales in 2020.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Ethylene glycol	1.23	8	Zhejiang Province	3.31	54.67
Paraxylene	1.98	12	Zhejiang Province	4.33	41.39
Benzene	2.51	4	Zhejiang Province	8.78	14.16
Butadiene	2.79	24	Jiangsu Province	2.79	12.12

Sources: Zhuochuang Information (www.chem99.com).

Petroleum Products

In 2020, we had an approximate 2.76% share of total domestic petroleum products market while imports had an approximate 7.27% share. Although we have one of the largest refining capabilities in China, we use most of our refining capacity to produce feedstock for our own downstream processing of petrochemical products.

The domestic markets for each of our major petroleum products are geographically concentrated because these markets tend to be highly localized with individual producers controlling a large share of the markets in their locality. In 2020, we sold approximately 91.35% of our petroleum products in Eastern China.

Research and Development, Patents and Licenses, etc.

We have a number of technology development units, including Advanced Materials Innovation Research Institute, the Petrochemical Research Institute, the Plastics Research Institute, and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. Our research and development expenditures in 2018, 2019 and 2020 were RMB37.3 million, RMB93.0 million and RMB110.6 million, respectively. The increase was mainly due to the increase in research and development investment in projects related to carbon fiber.

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

In 2020, SECCO achieved a sales revenue of RMB21.63 billion (U.S.$3.31 billion), representing a decrease of 31.02% from its sales revenue of RMB28.34 billion (U.S.$4.07 billion) in 2019. SECCO produced 289,596 tons of ethylene in 2020, representing a decrease of 1,123 tons over the previous year. SECCO had a net profit of RMB2.41 billion (U.S.$369.35 million) in 2020, representing a decrease of RMB0.97 billion (U.S.$ 148.66 million) over the previous year.

Environmental Protection

We are subject to national and local environmental protection regulations, which currently impose a graduated schedule of fees for the discharge of waste substances, require the payment of fines for pollution and provide for the forced closure of any facility that fails to comply with orders requiring it to cease or cure certain environmentally damaging practices. We have established environmental protection systems which consist of pollution control facilities to treat certain of our waste materials and to safeguard against accidents. Because of the nature of our business, however, we store a significant amount of waste substances in the plants and discharge them into the environment after making such waste substances meet the discharge standards. In 2020, the Company paid a total of RMB 15.20 million in environmental taxes, a decrease of 15.75% compared with 2019.

We were subject to various administrative penalties for its violations of the relevant PRC environmental laws and regulations in the past three years. In 2020, we were subject to one administrative penalty for violations of the relevant PRC environmental laws and regulations, with fines of RMB0.4 million.

We believe our environmental protection facilities and systems are adequate for the existing national and local environmental protection regulations. In 2020, we continued to carry out various energy-saving and emissions reduction measures in accordance with the relevant domestic energy conservation and emissions reduction requirements, and achieved all energy-saving and emissions reduction goals set by the Chinese government during the year.

During 2020, the Company’s overall level of energy consumption per RMB10,000 of product value was 0.743 ton of standard coal, decreased by 0.27% from the previous year. As compared with 2019, the total volume of chemical oxygen demand, sulfur dioxide, nitrogen oxides 14.97%, 4.74%, 3.37% and 26.92%, respectively. The volume of annual average cumulative average VOCs concentration at the plant boundary is 99.1 micrograms/m3, a decrease of 26.92% compared with last year. At the same time, the compliance rate of waste water and waste gas emissions reached 100%, and all hazardous waste was disposed of properly at 100%. The average heat efficiency of heaters was 92.46%, which was basically the same as last year.

Insurance

We currently participate in a package of insurance coverage plan through Sinopec Group as its controlled subsidiary, which, as of December 31, 2020, was approximately RMB44.93 billion (U.S.$6.89 billion) on our property and facilities and approximately RMB892.88 million (U.S.$136.84 million) on our inventory. In addition, we maintain insurance policies for such assets as engineering construction projects and products in transit with third-party’s commercial insurance company. The Sinopec Group insurance coverage is compulsory and applies to all enterprises controlled by Sinopec Group, pursuant to guidelines of Sinopec Group which may not be legally enforceable against Sinopec Group. Thus, there are uncertainties under Chinese law as to what percentage insurance claims we may demand against Sinopec Group.

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

Cyber Security

We have implemented policies and procedures intended to prevent cyber incidents and to identify and respond to unauthorized intrusions. With respect to our internal internet policies on cybersecurity, we have established an information safety management system and issued internal regulations on cybersecurity, internal hardware and data safety systems and we are gradually implementing measures relating to the office environment information safety management, information system access control, protection from any malicious software, and internal review and audit of information safety risks, in order to prevent loss of information due to cybersecurity incidents, network outages or hardware incidents. In 2020, we did not experience any material cybersecurity incidents or related losses.

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

Business Operations Relating to Iran and other U.S. Sanctioned Countries

In 2020, we sourced no crude oil from Iran.

In addition, based on feedback to our inquiries to Sinopec Corp., in 2020, it did not source any of its refinery throughputs of crude oil from Iran. Based on Sinopec Corp.’s internal reports and statistics, Sinopec Corp. recorded no revenue or net profit from its trading activities with Iranian companies.

In addition, based on feedback to our inquiries to Sinopec Group, the controlling shareholder of Sinopec Corp., Sinopec Group engaged in a small amount of business activities in Iran such as providing engineering services and designs. Sales revenue from these business activities accounted for 0.014% of its total unaudited sales revenue, with a minor net loss incurred from these business.

We have no performance obligations under any contract to continue to purchase crude oil sourced from Iran in 2021.

C. Organizational Structure.

Our Subsidiaries

As of December 31, 2020, our significant subsidiaries are listed below. All of the subsidiaries named below are incorporated in China.

Subsidiary Name	Our ownership interest (%)	Our voting power (%)
Shanghai Petrochemical Investment Development Company Limited	100.00	100.00
China Jinshan Associated Trading Corporation	67.33	67.33
Shanghai Jinchang Engineering Plastics Company Limited	74.25	71.43
Shanghai Golden Phillips Petrochemical Company Limited	100.00	100.00
Shanghai Jinshan Trading Corporation	67.33	67.33
Zhejiang Jinlian Petrochemical Storage and Transportation Company Limited	100.00	100.00

Sinopec Corp.

We are a member of a group (defined as a parent and all its subsidiaries) for purposes of the disclosure rules of the SEC. The parent company of this group is Sinopec Corp., our controlling shareholder. Sinopec Corp. is operated by separate management and from time to time uses its interest as a shareholder to direct our policies and management.

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

Name of Company	Particulars of issued capital	Type of legal entity	Percentage of equity held by Sinopec Corp. and its subsidiary	Principal activities
	(millions)		(%)
Sinopec International Petroleum Exploration and Production Company Limited	RMB8,250	Limited company	100.00	Investment in exploration, development, production, sales of petroleum and natural gas and other areas
Sinopec Great Wall Energy and Chemical Company Limited	RMB22,761	Limited company	100.00	Coal chemical industry investment management, production and sale of coal chemical products
Sinopec Yangzi Petrochemical Company Limited	RMB15,651	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Yizheng Chemical Fiber Limited Liability Company	RMB4,000	Limited company	100.00	Production and sale of polyester chips and polyester fibers
Sinopec Lubricant Company Limited	RMB3,374	Limited company	100.00	Production and sale of lubricant products, lubricant base oil, and petrochemical materials
Sinopec Qingdao Petrochemical Company Limited	RMB1,595	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Chemical Sales Company Limited	RMB1,000	Limited company	100.00	Marketing and distribution of petrochemical products
China International United Petroleum & Chemical Company Limited	RMB5,000	Limited company	100.00	Trading of crude oil and petrochemical products
Sinopec Overseas Investment Holding Limited	U.S.$1,662	Limited company	100.00	Investment of overseas business and equity interests management
Sinopec Catalyst Company Limited	RMB1,500	Limited company	100.00	Production and sale of catalyst products
China Petrochemical International Company Limited	RMB1,400	Limited company	100.00	Trading of petrochemical products
Sinopec Beihai Refining and Chemical Limited Liability Company	RMB5,294	Limited company	98.98	Import and processing of crude oil, production, storage and sales of petroleum and petrochemical products
Sinopec Qingdao Refining and Chemical Company Limited	RMB5,000	Limited company	85.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Hainan Refining & Chemical Company Limited	RMB9,606	Limited company	75.00	Manufacturing of intermediate petrochemical products and petroleum products

Sinopec Marketing Co.	RMB28,403	Limited company	70.42	Marketing and distribution of refined petroleum products
Shanghai SECCO Petrochemical Company Limited	RMB7,801	Limited company	67.60	Manufacturing and sales of petrochemical products
Sinopec-SK (Wuhan) Petrochemical Company Ltd.	RMB7,193	Limited company	59.00	Production, sale, research and development of petroleum products, petrochemical products, ethylene and downstream derivatives
Sinopec Kantons Holdings Limited	HK$248	Limited company	60.33	Provision of crude oil jetty services and natural gas pipeline transmission services
Sinopec Shanghai Gaoqiao Petrochemical Company Limited	RMB10,000	Limited company	55.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited	RMB10,824	Limited company	50.44	Manufacturing of synthetic fibers, Resin and plastics, intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited	RMB10,492	Limited company	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products
Zhongke (Guangdong) Refining & Chemical Co., Ltd.	RMB6,397	Limited company	90.3	Crude oil processing and petroleum products manufacturing
Sinopec Baling Petrochemical Co., Ltd.	RMB3,000	Limited company	55	Crude oil processing and petroleum products manufacturing

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

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for petroleum products and intermediate petrochemicals in 2020:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate (%)
Crude oil distillation units (2)	14,000,000	95.44
Hydrocracker (2)	3,000,000	86.81
Ethylene unit	700,000	107.54
*Aromatics units (2)	835,000	102.06
PTA unit	400,000	79.93
Ethylene oxide / ethylene glycol units (2)	525,000	86.51
Cracking and catalyzing	3,500,000	95.85
Delayed coking (2)	2,200,000	87.5
Diesel oil hydrogenation units (2)	3,850,000	97.55
**Acrylonitrile unit	650,000	94.19
C5 segregation units (2)	205,000	134.8

*	The No. 1 paraxylene unit (235,000 tons/year) ceased operating during the whole year.
**	No. 2 Diesel hydrogenation facility (1,200,000 tons/year) was revamped into acrylonitrile facility by the end of 2016. Annual production is 650,000 tons/year.

Our two crude oil distillation units were designed and built in China. In 2020, the actual quantity of crude oil we processed was approximately 14.6715 million tons. Our hydrocracker uses technology from United Oil Products Corporation of the United States. Our second ethylene unit uses technology from ABB Lummus Global Inc. of the United States. The aromatics unit uses technology from Universal Oil Products Corporation of the United States. The PTA unit uses technology from Mitsui Petrochemical Corporation of Japan. The ethylene oxide / ethylene glycol unit was constructed using technology from Scientific Design Corporation of the United States.

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for resins and plastics and synthetic fibers in 2020:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate (%)
*Polyester units (3)	550,000	88.37
**Polyester staple units (2)	158,000	88.38
Polyester filament unit	21,000	82.48
Acrylic staple fiber units (3)	141,000	111.38
Polypropylene units (3)	408,000	96.34
Polypropylene units (3)	400,000	97.78
Vinyl acetate unit	86,000	98.27

*	No. 3 polyester fibre facility (100,000 tons/year) was discontinued on 1 September 2013.
**	No. 1 Polyester staple fibre facility (4,000 tons/year) was suspended for the whole year.

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

In 2020, Sinopec Group focused on building up and implementing stable production as its top priority in production management, and implemented and consolidated its foundation in production operation while cementing safety management. The Company seeks to implement the HSSE management system and put into practice process safety management, and further enhance its ensure equipment integrity assurance regime. We did not encounter serious accidents involving production safety, environmental pollution or occupational poisoning in 2020. Among the 58 major indicators that measure technical and economic capacity, 44 exceeded those of the previous year with a year-over-year growth rate of 75.86%.

Transportation-Related Fixtures

Crude oil, our principal raw material, is transported by pipeline and oil tanker to a crude oil terminal wharf and storage tanks. Our products leave the factory by water, rail, road and pipeline. In 2020, approximately 89.98% of our products by sales volume were collected by customers from our premises, and we delivered the balance. Our major ethylene customer is supplied via a pipeline. Some of the products collected by customers were also transported using our facilities.

Wharfs

We own one chemical wharf at Jinshan with five berths of 3,000, 5,000, 10,000, 10,000 and 30,000 tons. We also own a connecting pipeline capable of loading up to approximately 4.6 million tons of chemical products annually onto ocean-going barges and ships. In 2020, products representing 26.87% of total sales volume were shipped from the wharf. We also have a facility to load ships and barges which use the region’s inland waterways. In 2020, products representing 2.26% of total sales volume were shipped from these facilities. We believe that we have a competitive advantage because a greater proportion of our products are shipped by water as opposed to rail and truck, which is subject to capacity constraints on China’s rail and highway networks. Additionally, we own facilities for receiving crude oil and coal at docks that we own and transporting such materials by pipeline or conveyor to our production facilities.

Rail

We own a railroad loading depot with an annual capacity of 500,000 tons. The depot provides access via a spur line to the national Chinese railway system. In 2020, products representing 0.17% of total sales volume were transported from the factory by rail.

Capital Expansion Program

We have planned or started a number of other principal capital expansion projects. In 2018, 2019 and 2020, we invested RMB1.0 billion, RMB1.8 billion and RMB2.1 billion, respectively, in capital expansion projects. We expect that total investment in the projects described below will be approximately RMB3.3 billion in 2021.

Increasing Quality of Oil Products

In 2016, we launched No. 2 Diesel Hydrogenation Unit Reconstruction and Diesel Quality Upgrading Project so as to further improve the quality of oil products and perfect oil product structure. In 2017, we launched an oil cleaning project with 400,000 tons/year clean gasoline components units, which was completed and put into operation in 2020.

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

To take advantage of our specialty in producing acrylics fiber and to improve our industrial structure and upgrade certain products, we plan to construct a carbon fiber project with a capacity of 1,500 tons/year. Sinopec Corp. approved the basic design for this project in December 2010; pile foundation construction was commenced in December 2010; civil engineering was commenced in February 2011 and one series of facilities under phase I were launched for trial operation in 2012. Subject to the market conditions, we commenced the construction of Phase II of the Project in April 2019, and completed the mid-term delivery of it in March 2021. We commenced raw silks (24,000 ton/year) and 48K large-tow carbon fiber (12,000 ton/year) project in November 2020, and planned to complete Phase I mid-term delivery of them in June 2022.

Upgrading Environmental Protection Facilities Projects

To enhance our capacity for sustainable development and response to the government requirements of environmental protection, we intend to increase our capital expenditures on a series of environmental projects, mainly including 400,000 tons/year clean gasoline components units, transformation project for “ultra clean discharge” work in cogeneration unit, transformation of No. 2 olefin cracking burner, and Thermoelectric Department’s renovation project involving furnaces Nos. 3 and 4 meeting emission standards. All the projects were completed in 2020.

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

Critical Accounting Policies

The following discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during 2020. Our financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We based our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, our management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

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

Useful life and residual value of property, plant and equipment

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. We review the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets, taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. There were no significant changes in these estimates during the years ended December 31, 2018, 2019 and 2020.

A. Results of Operations

Government Policies

The impact of government economic, fiscal, and monetary policies can materially affect our financial condition, results of operations, and cash flows (see Item 3. Key Information—D. Risk Factors).

In particular, we consume large amounts of crude oil to manufacture our products of which more than 95% is typically imported. We attempt to mitigate the effect of increased costs due to rising crude oil prices. However, our ability to pass on these increased costs to our customers is dependent on government regulations, among other factors. Given that the increase of the sales prices of our products can lag behind the increase of crude oil costs, we sometimes fail to completely cover the increased costs by increasing our sales prices, particularly where government regulations restrict the prices of certain of our fuel products such as gasoline, diesel and jet fuel, and liquefied petroleum gas. In 2018, 2019 and 2020, approximately 41.62%, 44.81% and 43.64% of our net sales were from such products subject to price controls. Although the current price-setting mechanism for refined petroleum products in China allows the Chinese government to adjust price in the PRC market when the average international crude oil price fluctuates beyond certain levels within a certain time period (see Item 4. Information on the Company – B. Business Overview – Product Pricing), the Chinese government still retains discretion as to whether or when to adjust the prices of the refined oil products. The Chinese government generally exercises certain price control over refined oil products once international crude oil prices experience a sustained rise or become significantly volatile. Moreover, the Chinese government controls the distribution of many fuel products in China. For instance, some of our fuel products are required to be sold to designated distributors (such as the subsidiaries of Sinopec Corp.). Because we cannot freely sell our fuel products to take advantage of opportunities for higher prices, we may not be able to fully cover increases in crude oil prices by increases in the sale prices of our products, which has had and will continue to have a material adverse effect on our financial condition, results of operations and cash flows.

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

Summary

In 2020, the global economy was severely impacted while facing the most severe economic crisis since the Great Depression in the 1930s under the global COVID-19 pandemic situation. Major developed economies experienced negative growth without exception, while emerging markets and developing economies have also in general experienced negative Gross Domestic Product (GDP) growth. Facing a complicated domestic and global situation, especially under the difficulties caused by the COVID-19 pandemic, China adhered closely to the principle of seeking progress while maintaining stability and coordinated epidemic prevention and control together with economic and social development to guarantee the restoration of economic stability. Throughout 2020, GDP saw a growth of 2.3%, a decrease of 3.8% year-on-year, yet China was the only global major economy that managed to achieve positive economic growth in the year. China’s petrochemical industry faced enormous challenges especially in the first quarter. Price of major chemical products saw a severe drop as both production and sales were in historic decline. Under the constraints of both resources and environment, the petrochemical industry was in a short downward spiral. However, with the gradual resumption of work and production in the second quarter, the petrochemical industry saw a gradual rebound.

In 2020, the Company actively responded to the complex and severe domestic and international economic and industry situations. At the same time with pandemic prevention, Sinopec Group focused its attention on main contradictions, system optimization, and pandemic prevention to transform potential crises into opportunities and to achieve a level of operation results with the joint efforts of all staff.

The following table sets forth our sales volumes and net sales for the years indicated:

	Year ended December 31,
	2018			2019			2020
	Sales Volume (‘000 tons)	Net Sales (RMB million)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (RMB million)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (RMB million)	% of Total Net Sales
Synthetic fibers	156.0	2,182.4	2.3	177.9	2,158.9	2.5	151.4	1,472.4	2.4
Resins and plastics	1,208.6	10,542.1	11.0	1,292.4	9,979.9	11.3	1,365.4	9,419.7	15.3
Intermediate petrochemicals	2,134.4	12,160.6	12.7	2,193.7	10,313.6	11.7	2,168.0	8,205.8	13.3
Petroleum products	9,917.3	43,403.0	45.4	10,294.6	43,125.9	49.0	10,347.7	30,139.6	49.0
Trading of petrochemical products	—	26,544.0	27.8	—	21,690.7	24.6	—	11,577.3	18.8
Others	—	781.4	0.8	—	786.7	0.9	—	746.1	1.2
Total	13,416.3	95,613.5	100.0	13,958.6	88,055.7	100.0	14,032.5	61,560.9	100.0

The following table sets forth a summary statement of our consolidated statements of operations for the years indicated:

	Year ended December 31,
	2018		2019		2020
	RMB million	% of Net sales	RMB million	% of Net sales	RMB million	% of Net sales
Synthetic fibers
Net sales	2,182.4	2.3	2,158.9	2.5	1,472.4	2.4
Operating expenses	(2,755.9)	(2.9)	(2,699.2)	(3.1)	(1,836.6)	(3.0)
Segment loss	(573.5)	(0.6)	(540.3)	(0.6)	(364.2)	(0.6)

	Year ended December 31,
	2018	2019		2020
	RMB million	% of Net sales	RMB million	% of Net sales	RMB million	% of Net sales
Resins and plastics
Net sales	10,542.1	11.0	9,979.9	11.3	9,419.7	15.3
Operating expenses	(9,641.7)	(10.1)	(9,578.5)	(10.9)	(8,157.6)	(13.3)
Segment profit	900.4	0.9	401.4	0.4	1,262.1	2.0
Intermediate petrochemicals
Net sales	12,160.6	12.7	10,313.6	11.7	8,205.8	13.3
Operating expenses	(10,225.7)	(10.7)	(9,899.6)	(11.2)	(7,624.2)	(12.4)
Segment profit	1,934.9	2.0	414.0	0.5	581.6	0.9
Petroleum products
Net sales	43,403.0	45.4	43,125.9	49.0	30,139.6	49.0
Operating expenses	(40,493.0)	(42.4)	(42,420.4)	(48.2)	(32,338.3)	(52.5)
Segment profit/(loss)	2,910.0	3.0	705.5	0.8	(2,198.7)	(3.5)
Trading of petrochemical products
Net sales	26,544.0	27.8	21,690.7	24.6	11,577.3	18.8
Operating expenses	(26,439.1)	(27.7)	(21,637.5)	(24.5)	(11,535.3)	(18.7)
Segment profit	104.9	0.1	53.2	0.1	42.0	0.1
Others
Net sales	781.4	0.8	786.7	0.9	746.1	1.2
Operating expenses	(473.0)	(0.5)	(500.0)	(0.6)	(535.1)	(0.9)
Segment profit	308.4	0.3	286.7	0.3	211.0	0.3
Total
Net sales	95,613.5	100.0	88,055.7	100.0	61,560.9	100.0
Operating expenses	(90,028.4)	(94.2)	(86,735.2)	(98.5)	(62,027.1)	(100.8)
Profit/(loss) from operations	5,585.1	5.8	1,320.5	1.5	(466.2)	(0.8)
Net finance income	337.4	0.4	363.0	0.4	332.3	0.5
Investment income	—	—	—	—	—	—
Share of profit of associates and jointly controlled entities	885.6	0.9	972.6	1.1	724.7	1.2
Profit before income tax	6,808.1	7.1	2,656.1	3.0	590.8	0.9
Income tax	(1,471.9)	(1.5)	(429.0)	(0.5)	65.6	0.1
Net profit	5,336.2	5.6	2,227.1	2.5	656.4	1.0
Attributable to:
Equity shareholders of the Company	5,336.3	5.6	2,215.7	2.5	645.1	1.0
Non-controlling interests	(0.1)	0.0	11.4	0.0	11.3	0.0
Net profit	5,336.2	5.6	2,227.1	2.5	656.4	1.0

Net sales represent sales revenue of the respective segments after sales taxes and surcharges. Operating expenses here represent cost of sales, selling and administrative expenses and other operating expenses /income, as allocated to respective segments. This definition is only applicable for the financial review.

Year ended December 31, 2020 compared with year ended December 31, 2019

Net sales

In 2020, our net sales amounted to RMB 61,560.9 million, representing a decrease of 30.09% as compared to RMB88,055.7 million in 2019. The decrease was primarily due to the decrease in weighted average sales price of our petroleum and petrochemical products, among which, the weighted average prices (exclude tax) of our synthetic fibers, resins and plastics, intermediate petrochemical products and petroleum products decreased by 19.84%, 10.65%, 19.49% and 30.48%, respectively, over the previous year. The total volume of our products was 14,032.5 million tons in 2020, representing an increase of 0.53% over the previous year. Our production/sales ratio was 100.11%, and the trade receivables recovery rate was 100%. Our total amount of sales from export was RMB7.7 billion, a decrease of 58.16% compared with 2019.

(i) Synthetic fibers

In 2020, our net sales for synthetic fibers amounted to RMB1,472.4 million, representing a decrease of 31.80% compared to RMB2,158.9 million in 2019. The decrease was mainly due to the downturn in the downstream market this year. The general decline in the sales price of synthetic fiber products led to the sales decline during the reporting period. Sales volume of synthetic fibers increased by 14.91% compared with the previous year, while the weighted average sales price decreased by 19.84%. Meanwhile, the weighted average sales price of acrylic fiber, the main product of our synthetic fibers, decreased by 19.33%, and the weighted average sales price of polyester fiber decreased by 24.72% over the previous year. Net sales of acrylic fiber, polyester fiber and other products accounted for 84.84%, 9.15% and 6.01% of the total sales of synthetic fibers, respectively.

Net sales of synthetic fiber products accounted for 2.4% of total net sales in 2020, representing a decrease of 0.1% as compared to the previous year.

(ii) Resins and plastics

Net sales of resins and plastics amounted to RMB 9,419.7 million in 2020, representing a decrease of 5.61% as compared to

RMB9,979.9 million in 2019. The decrease in net sales was mainly due to the decline in the sales price of resins products this year. The general decline in the sales price of resins and plastics products led to the sales decline during the reporting period. The weighted average sales price of resins and plastics decreased by 10.65%, while the sales volume of resins and plastics products increased by 5.65% as compared to the previous year. Meanwhile, the weighted average sales price of polyethylene and polypropylene decreased by 3.55% and 7.37%, and the weighted polyester chips decreased by 30.77%, respectively. Sales of polyethylene, polypropylene, polyester chips and other products accounted for 34.38%, 36.95%, 13.43% and 15.24% of the total sales of resins and plastics, respectively.

Net sales of resins and plastics accounted for 15.3% of total net sales in 2020, representing an increase of 4.0% as compared to the previous year.

(iii) Intermediate petrochemicals

Net sales of intermediate petrochemical products amounted to RMB8,205.8 million in 2020, representing a decrease of 20.44% as compared to RMB10,313.6 million in 2019. The decline in raw material costs this year has driven down the unit price of intermediate petrochemical products. The weighted average sales price of intermediate petrochemical products decreased by 19.49% compared to the previous year, and its sales volume decreased by 1.17% compared to the previous year. The sales of p-xylene, ethylene oxide, pure benzene, ethylene glycol and other products accounted for 22.12%, 22.65%, 13.59%, 5.51% and 36.13% of the total sales of intermediate petrochemical products respectively.

Net sales of intermediate petrochemicals accounted for 13.3% of total net sales in 2020, representing an increase of 1.6% as compared to the previous year.

(iv) Petroleum products

Net sales of petroleum products amounted to RMB30,139.6 million in 2020, representing a decrease of 30.11% as compared to RMB43,125.9 million in 2019, which was mainly due to the impact of international crude oil price shocks. The weighted average sales price of major products decreased by 30.48%, and sales volume increased by 0.52% as compared to the previous year.

Net sales of petroleum products accounted for 49.0% of total net sales in 2020, with no change compared with the previous year.

(v) Trading of petrochemical products

Net sales from trading of petroleum products amounted to RMB11,577.3 million in 2020, representing a decrease of 46.63% as compared to RMB21,690.7 million in 2019. Mainly due to the decrease in customer purchase demand of the subsidiary China Jinshan Associated Trading Corporation and Shanghai Jinshan Trading Corporation, the sales of this year decreased by RMB3,804 million and RMB6,247 million respectively.

Net sales from trading of petrochemical products accounted for 18.8% of total net sales in 2020, representing a decrease of 5.8% as compared to the previous year.

(vi) Others

Net sales of other products amounted to RMB746.1 million in 2020, representing a decrease of 5.16% as compared to RMB 786.7 million in the previous year.

Net sales of other products accounted for 1.2% of our total net sales in 2020, representing an increase of 0.3% as compared to the previous year.

Cost of sales and operating expenses

Our cost of sales and operating expenses are comprised of cost of sales, selling and administrative expenses, other operating income and other operating expenses.

Our cost of sales and operating expenses amounted to RMB 62,027.1 million in 2020, representing a decrease of 28.49% as compared to RMB 86,735.2 million in 2019. Our cost of sales and operating expenses of synthetic fibers, resins and plastics, intermediate petrochemicals, petroleum products, trading of petrochemical products and others were RMB 1,836.6 million, RMB 8,157.6 million, RMB 7,624.2 million, RMB 32,338.3 million, RMB 11,535.3 million and RMB 535.1 million, respectively, a decrease of 31.96%, a decrease of 14.83%, a decrease of 22.98%, a decrease of 23.77%, a decrease of 46.69% and an increase of 7.02% respectively.

Compared to the previous year, the cost of sales and operating expenses of the petrochemical products decreased this year, which was mainly due to the sharp decrease in crude oil prices and thus the decrease in corresponding costs.

•	Cost of sales

Our cost of sales amounted to RMB 61,664.8 million in 2020, representing a decrease of 28.56 % as compared to RMB 86,314.1 million in 2019.

Cost of sales accounted for 100.17 % of net sales for 2020.

•	Selling and administrative expenses

Our selling and administrative expenses amounted to RMB 486.3 million in 2020, representing a decrease of 11.57 % as compared to RMB 549.9 million in the previous year, which was mainly due to the decrease in revenue and the increase in sales ratio in East China, resulting in a decrease in handling and miscellaneous handling fees of RMB19.8 million and a decrease in agency fees of RMB21.0 million.

•	Other operating income

Our other operating income amounted to RMB 148.7 million in 2020, representing a decrease of 1.33 % as compared to RMB 150.7 million in the previous year. This was mainly due to the decrease of RMB2.6 million in subsidies of R&D projects, leading to a reduction in other operating income.

•	Other operating expenses

Our other operating expenses were RMB 24.7 million in 2020, representing an increase of 12.79% as compared to RMB 21.9 million in the previous year. This was primarily due to an increase in other operating expenses as a result of the payment of RMB6.1 million for the purchases of rights of carbon emission during the year.

•	Other gains/(losses)-net

Our other gains amounted to RMB115.4 million in 2020, representing a decrease of RMB38.5 million as compared to other gains of RMB153.9 million in the previous year. The decrease in other gains was primarily due to the decrease of net gains on disposal of property, plant and equipment.

Profits from operations

Our profit from operations amounted to RMB466.2 million in 2020, representing a decrease of RMB4,264.5 million as compared to RMB1,786.7 million in the previous year. The sharp decrease was mainly due to the decrease in the price of crude oil, which led to a drop in sales prices.

(i) Synthetic fibers

Loss from operations related to synthetic fibers amounted to RMB364.2 million in 2020, representing a decrease of RMB176.1 million in the amount of loss as compared to a loss of RMB540.3 million in the previous year. The overall poor performance of the textile industry, the downstream market of synthetic fibers segment, together with the impact of the external trade situation resulted in weak market demand and an increase in losses in the synthetic fibers sector during 2020.

(ii) Resins and plastics

Profit from operations related to resins and plastics amounted to RMB1,262.1 million in 2020, representing an increase of RMB860.7 million from the operating profit of RMB401.4 million in the previous year. The rise in gross profit in the year was mainly due to a rise in plastics product downstream demand which in turn contributed to a rise in sales volume.

(iii) Intermediate petrochemicals

Profit from operations related to intermediate petrochemical products amounted to RMB581.6 million in 2020, representing an increase of RMB167.6 million as compared to RMB414.0 million in the previous year. The rise in gross profit of petrochemical products as compared with the previous period was mainly due to a fall in international crude oil price, which contribute to a significant cost fall.

(iv) Petroleum products

Loss from operations related to petroleum products amounted to RMB 2,198.7 million in 2020, representing a decrease of RMB 2,904.2 million as compared to the operating profit of RMB705.5 million in the previous year. The fall in operating profit in the year was mainly due to a fall in international crude oil price, which contributed to a significant fall in sales price. This in turn further led to the losses in the petroleum products sector.

(v) Trading of petrochemical products

Profit from trading of petrochemical products amounted to RMB 42.0 million in 2020, representing a decrease of RMB 11.2 million as compared to RMB 53.2 million in the previous year. The decrease was mainly due to the decrease of RMB10,113.4 million in net sales of the trading of petrochemical products and the decrease of RMB10,102.2 million in the cost and expenses of trading, which resulted in a year-on-year decrease in profits.

(vi) Others

Profit from other operations amounted to RMB 211.0 million in 2020, representing a decrease of RMB 75.7 million as compared to RMB 286.7 million in the previous year, which was mainly due to a decrease of RMB84.3 million in processing trade.

Net finance income

Our net finance income was RMB 332.3 million in 2020, representing an decrease of RMB 30.7 million as compared to RMB 363.0 million in the previous year, mainly due to an increase in the average balance of loans and the issuance of RMB3.0 billion of short-term bonds during 2020, as a result our interest expenses had increased by RMB42.3 million from RMB59.4 million in 2019 to RMB101.7 million in 2020. The increase in our deposits during the Reporting Period resulted in an increase in interest income of RMB33.0 million from RMB398.2 million in 2019 to RMB431.2 million in 2020.

Profit before income tax

Our profit before taxation was RMB 590.8 million in 2020, representing a decrease of RMB 2,065.3 million as compared to the profit before taxation of RMB 2,656.1 million in the previous year.

Income tax

Our income tax credit amounted to RMB 65.6 million in 2020, representing a decrease of RMB 494.6 million as compared to the income tax expense RMB 429.0 million in the previous year. The decrease was primarily due to the decrease in our profit before income tax. In accordance with the PRC Enterprise Income Tax Law (amended) which took effect from January 1, 2008, the income tax rate of the Company in 2020 was 25% (2019:25%).

However, the effective rate for income tax was -11.10% in 2020, as compared to 16.15% in 2019.

Net profit

Our net profit was RMB656.4 million in 2020, representing a decrease of RMB1,570.7 million as compared to RMB2,227.1 million in 2019.

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

The following table sets forth a condensed summary of our consolidated statement of cash flows for the years ended December 31, 2018, 2019 and 2020.

	Year Ended December 31,
	2018	2019	2020
	(RMB million)
Net cash generated from operating activities	6,659.4	5,057.8	1,679.9
Net cash used in investing activities	(1,928.4)	(4,623.2)	(3,997.5)
Net cash (used in)/generated from financing activities	(3,507.2)	(1,737.4)	1,681.8
Net increase/(decrease) in cash and cash equivalents	1,223.9	(1,302.8)	(525.9)

Net cash generated from operating activities

The net cash generated from operating activities amounted to RMB1,679.9 million in 2020, representing a decrease in cash inflows of RMB3,377.9 million as compared to the net cash inflows of RMB5,057.8 million in 2019. During the reporting period, with profitability in operating, the Company’s cash inflows generated from operating activities in 2020 amounted to RMB1,995.1 million, a decrease of RMB3,660.6 million from the cash inflows generated from operating activities of RMB5,655.7 million. The income tax payable in 2020 amounted to RMB243.9 million, a decrease of RMB290.6 million from the income tax payable of RMB534.5 million in the previous year.

The net cash generated from operating activities amounted to RMB5,057.8 million in 2019, representing a decrease in cash inflows of RMB1,601.6 million as compared to the net cash inflows of RMB6,659.4 million in 2018.During the reporting period, with profitability in operating, the Company’s cash inflows generated from operating activities in 2019 amounted to RMB5,655.7 million, a decrease of RMB2,845.8 million from the cash inflows generated from operating activities of RMB8,501.5 million. The income tax payable in 2019 amounted to RMB534.5 million, a decrease of RMB1,271.9 million from the income tax payable of RMB1,806.4 million in the previous year.

Net cash used in investing activities

Our net cash used in investing activities decreased from RMB4,623.2 million in 2019 to RMB3,997.5 million in 2020. This was primarily due to the increase in the amount of structured deposits and time deposits.

Our net cash used in investing activities increased from RMB1,928.4 million in 2018 to RMB4,623.2 million in 2019. This was primarily due to the increase in the amount of structured deposits and fixed deposits.

Net cash used in financing activities

Our net cash used in financing activities was RMB1,737.4 million in 2019, net cash inflow generated from financing activities RMB1,681.8 million in 2020. The increase was primarily because we issued 169-day short-term bonds of face value RMB3.0 billion.

Our net cash used in financing activities decreased from was RMB3,507.2 million in 2018 to RMB1,737.4 million in 2019. The decrease was primarily due to (i) an increase in borrowings to third parties of RMB1,050.0 million, and (ii) a decrease in payment of dividends to shareholders of RMB541.0 million.

Borrowings and banking facilities

Due to the Company’s net profit position and the reduced capital expenditure, the Company managed to maintain the balance of cash and cash equivalents at a prudent level in 2020. Our total borrowings at the end of 2020 amounted to RMB1,548.0 million, representing an increase of RMB0.4 million as compared to RMB1,547.6 million at the end of the previous year. See Item 11 Quantitative and Qualitative Disclosures about Market Risk – Interest Rate Risk for more information on the maturity and the interest rate of the borrowings. We have generally been able to arrange short term loans with several PRC financial institutions as and when needed. The debt obligations as of December 31, 2019 and 2020 were as follows.

	Year Ended December 31,
Debt instruments	2019	2020
	(RMB million)
Short term bank loans (1)	1,547.6	1,548.0
Long term bank loans	—	—

	1,547.6	1,548.0

(1)

As of December 31, 2020, no borrowings were secured by the way of property, plant and equipment. We obtained a credit rating of AAA for financing loans, assessed by Shanghai Huajie Credit Rating & Investors Service Co., Ltd., a credit rating agency authorized by the Shanghai Branch of the People’s Bank of China. As of December 31, 2020, the current assets exceeded current liabilities by RMB2.07 billion. The liquidity of the Company is primarily dependent on the ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and on its ability to obtain adequate external financing to support its working capital and meet its debt obligation when they become due. As of December 31, 2020, we had standby credit facilities of RMB32.5 billion, within which the maturity dates of unused facility amounting to RMB14.2 billion will be after December 31, 2021. We assessed that all the facilities could be renewed upon their expiration dates. We have carried out a detailed review of the cash flow forecast for the 12 months ending December 31, 2021. Based on such forecast, we believe that we will be able to renew these facilities when they expire based on our well-established relationships with various lenders and adequate sources of liquidity exist to fund our working capital and capital expenditure requirements.

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

Gearing ratio

As of December 31, 2020, our gearing ratio was 34.25%, while as of December 31, 2019, our gearing ratio was 34.07%. The ratio is calculated using this formula: total liabilities divided by total assets.

Capital expenditure

In 2020, our capital expenditure amounted to RMB2,107.0 million, representing an increase of 15.77% as compared to RMB1,820.0 million in capital expenditure in 2019. Major projects include the following:

Major Project	Total amount of project investment RMB million	Amount of project Investment in 2020 RMB million	Project progress as of December 31, 2020
Equity acquisition of Zhejiang Jinlian Petrochemical Storage and Transportation Co., Ltd.	3.40	3.40	Capital contribution fully completed
Sinopec Shanghai raw silks (24,000 ton/year) and 48K large-tow carbon fiber (12,000 ton/year) project	34.90	2.80	Under construction
Oil cleaning project 400,000 tons/year clean gasoline components units	7.82	2.60	Put into operation
Second stage of PAN (Polyacrylonitrile) based carbon fiber project with annual production of 1,500 tons	8.48	0.57	Under construction
Security risk rectification project of the central control room of the olefin section	1.00	0.50	Under construction
Jinyang spinning process optimization project	0.54	0.39	Under construction
Equity Investment in Pinghu China Aviation Oil Port Co., Ltd.	0.28	0.28	Capital contribution fully completed

Our capital expenditure for 2021 is estimated at approximately RMB3.3 billion.

Proposed Dividend Distribution

A dividend for the year ended December 31, 2020 of RMB0.1 per share (including tax), based on 10,823,813,500 shares outstanding, amounted to a total dividend of RMB1,082,38,350, was proposed by the Board of Directors on 24 March, 2021. The proposal remains to be approved at our 2020 Annual General Meeting.

C. Research and Development, Patents and Licenses, etc.

We have a number of technology development units, including the Petrochemical Research Institute, the Plastics Research Institute, the Polyester Fiber Research Institute, the Acrylic Fiber Research Institute and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. Our research and development expenditures in 2018, 2019 and 2020 were RMB37.3 million, RMB93.0 million and RMB110.6 million, respectively. The increase was mainly due to the increase in research and development investment in projects related to the carbon fiber.

We are not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

D. Trend Information

The International Monetary Fund advised in its April 2021 edition of World Economic Outlook that the global economy is projected to have a recovery of about 6 percent in 2021 and 4.4 percent in 2022. However, the recovery will likely have divergent paths where advanced economies are more likely to return to pre-COVID GDP levels or higher by 2022 but emerging markets and developing economies (other than China, which has already returned to pre-COVID GDP levels) may not do so until 2023.

Currently, while the world is deep in the crisis of the COVID-19 pandemic, the global economy is expected to undergo a rapid recovery in the wake of swift vaccine research and roll-out, and is on track for the full restoration of a pre-pandemic state by the end of the year. Even so, the ongoing global economic recovery is still clouded by the following challenges: the long-term effectiveness of vaccines is still undetermined ; the roll-out of vaccines on a global basis is uncertain, countries may withdraw their stimulus measures sooner; trade protectionism may increase; geo-political tensions may intensify and the global economy still faces intricacy.

While China is still moving into a new development phase, the foundation for recovery is yet to be consolidated. Issues in unbalanced and inadequate development remain to be tackled. However, China still enjoys positive economic development factors: 2021 is the initial year of the “14th Five-Year Plan” which represents the three major objectives to be completed on schedule, and a new development pattern with the domestic big circle as the main body and the domestic and international double circle promoting each other is being accelerated. China will continue to implement a proactive fiscal policy and a prudent monetary policy so as to keep providing necessary support for economic recovery. It is expected that China’s economic growth is going to operate within a reasonable range.

In 2021, the COVID-19 pandemic, OPEC+ production cuts and geo-political incidents pose continuing challenges for oil prices. The recovery of the global economy in the second half of the year may increase demand for oil . Rising supply is expected from OPEC nations exempted from oil production cut and non-OPEC producers like Canada, which will exert pressure on the supply side. However, global oil supply would run low should OPEC+ maintain effective enforcement on production cuts, so much so that the supply would stay lower than demand. On the political stage, the new US President’s governance strategy, the degree of support for energy development in the US and the positioning of Sino-US relations are still uncertain. Whether Sino-US trade frictions will increase and the trend of US crude oil production and export are factors that may affect the oil price trends in 2021.

The domestic petrochemical industry is currently facing the challenge of a downward economic cycle. During the “14th Five-Year Plan” period, China’s refining and chemical industry is set to enter a full phase of new release in capacity and fierce competition. Industry integration, transformation and upgrading are also phasing in. Oversupply is further seen in the refined oil market. The transformation of chemical products towards the higher end and the more environmentally friendly will become a new trend. Driven by new energy, new materials, and the new economy, clean, digital, and diversified developments are now the key trends in developments upon the phasing in of a new energy regime in social development. These new developments will impact the energy supply from petrochemical companies, which will put severe pressure on petrochemical companies’ profitability.

E.	Critical Accounting Estimates

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

F.	Contractual Obligations and Commercial Commitments

The following table sets forth our obligations to make future payments under contracts effective as of December 31, 2020.

	As of December 31, 2020,/Payment Due by Period
	Total	Within 1 year or on demand	More than 1 year but within 2 years	More than 2 years but within 5 years	More than 5 years
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Contractual obligations
Short term borrowings	1,548,000	1,548,000	—	—	—
Long term borrowings	—	—	—	—	—
Short-term bonds	3,000,000	3,000,000	—	—	—
Lease liabilities	12,702	9,373	2,136	1,090	103
Total contractual obligations	4,560,702	4,557,373	2,136	1,090	103
Estimated future interest payments
Fixed rate	32,198	—	—	—	—
Variable rate	872	—	—	—	—
Total estimated future interest payments	33,070	—	—	—	—
Investment commitments
Capital contribution to SECCO (Note 29(h))	111,263	—	—	—	—
Capital contribution to Shidian Energy (Note 29(h))	80,000	—	—	—	—
Total investment commitments	191,263	—	—	—	—
Other commercial commitments
Capital commitments (Note 32)	585,870	—	—	—	—

Note: Capital commitments refer to commitments for purchase of property, plant and equipment.

G.	Other Information

Purchase, Sale and Investment

Except as disclosed in this report, during the year ended December 31, 2020, we engaged in no material purchase or sale of our subsidiaries or associated companies or any other material investments.

Pledge of Assets

As of December 31, 2020, we did not pledge any of our property or equipment.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.	Directors and Senior Management.

The following table sets forth certain information concerning our directors, executive officers and members of our supervisory committee (“Supervisory Committee”). The current term for our directors, executive officers and members of our Supervisory Committee is three years, which term will end in June 2023.

Name	Age	Position
Directors
Wu Haijun	59	Executive Director, Chairman of the Board of Directors, Chairman of Strategy Committee, and Member of Nomination Committee
Guan Zemin	57	Executive Director, Vice-Chairman of the Board of Directors, Vice-Chairman of Strategy Committee, and President
Jin Qiang	56	Executive Director and Vice President
Jin Wenmin	56	Executive Director and Vice President
Huang Xiangyu	53	Executive Director and Vice President
Huang Fei	44	Executive, Member of Strategy Committee, Vice President and Board Secretary and Joint Company Secretary
Xie Zhenglin	56	Non-executive Director and Member of Strategy Committee
Peng Kun	55	Non-executive Director
Li Yuanqin	48	Independent Director, and Chairman of Audit Committee
Tang Song	41	Independent Director, and Member of Audit Committee
Chen Haifeng	47	Independent Director, Member of Audit Committee and Member of Nomination Committee
Yang Jun	64	Independent Director, Chairman of Remuneration and Appraisal Committee and Chairman of Nomination Committee
Gao Song	51	Independent Director, Member of Remuneration and Appraisal Committee and Member of Strategy Committee
Supervisory Committee
Ma Yanhui	50	Chairman of the Supervisory Committee
Zhang Feng	52	Employee Supervisor
Chen Hongjun	50	Employee Supervisor
Zhai Xiaofeng	51	Supervisor
Zheng Yunrui	56	Independent Supervisor
Cai Tingki	67	Independent Supervisor
Senior Management
Du Jun	51	Vice President and Chief Finance Officer

Directors

Wu Haijun, born in August 1962 is the Executive Director, Chairman, Chairman of the Strategy Committee and member of the Nomination Committee, Director of Shanghai SECCO and Chairman of Shanghai Chemical Industry Park Development Co., Ltd.. Mr. Wu joined the Shanghai Petrochemical Complex (the “Complex”) in 1984 and has held various positions, including Deputy Director and Director of the Company’s No.2 Chemical Plant, as well as manager of the Chemical Division. He was Vice President of the Company from May 1999 to March 2006 and Director of the Company from June 2004 to June 2006. Mr. Wu was manager and Secretary of the Communist Party Committee of the Chemical Sales Branch of Sinopec Corp from December 2005 to March 2008. From December 2005 to April 2010, he was Director of the Chemical Business Department of Sinopec Corp. From April 2010, he was appointed as a Director of Shanghai SECCO. From April 2010 to February 2011, Mr. Wu was President of Shanghai SECCO. From April 2010 to August 2018, he was appointed Secretary of the Communist Party Committee of Shanghai SECCO and in June 2010 he was appointed Director of the Company. From June 2010 to December 2017, he served as Vice President of the Company. From February 2011 to March 2015, he acted as Vice President of Shanghai SECCO, and was President of Shanghai SECCO from March 2015 to December 2017. From December 2017 to January 2019, Mr. Wu was appointed Chairman of Shanghai SECCO. From December 2017 to August 2018, he was the Company’s Deputy Party Secretary. He has served as President of the Company from December 2017 to September 2018. In December 2017, he was appointed as Chairman of the Company. In January 2018, he was appointed as Chairman of Shanghai Chemical Industry Park Development Co, Ltd. and was appointed as Secretary to the Communist Party Committee of the Company in August 2018. Mr. Wu graduated from the East China Institute of Chemical Technology in 1984, majoring in chemical engineering, and obtained a Bachelor’s degree in engineering. In 1997, he obtained a Master’s degree in business administration from the China Europe International Business School. He is a Professorate senior engineer by title.

Guan Zemin, born in December 1964, is serving as Deputy Chairman, Executive Director, Deputy Chairman of the Strategy Committee and President of the Company. Mr. Guan started to work in 1990, and he has successively served as Section Manager of Technology Development Section, Technology Development Department, and Deputy Chief Engineer of Wuhan Petrochemical Works, and Director of Catalyzing Workshop, Deputy Director and Director of Production Scheduling Department, and Deputy Chief Engineer of the Wuhan branch of Sinopec Corp. (“Wuhan Branch”). From December 2012 to December 2018, he served as Deputy General Manager of Wuhan Branch. From May 2016 to December 2019, he served as General Manager and Director of Sinopec-SK (Wuhan) Petrochemical Company Limited. From December 2018 to December 2019, he served as the Director and Deputy Party Secretary and General Manager of Wuhan Branch. He was appointed Deputy Secretary of the Company in December 2019. From February 2020, he served as the President of the Company. From June 2020, he served as the executive director, vice chairman and vice chairman of the strategy committee of the company. Mr. Guan graduated from the Fine Chemical Major of School of Chemical Engineering, East China University of Science and Technology with a Master’s degree in Engineering in July 1990. He is a senior engineer by professional title.

Jin Qiang, born in May 1965, is an Executive Director and Vice President of the Company. Mr. Jin joined Zhenhai General Petrochemical Works in 1986 and has held various positions, including Deputy Chief of the Utilities Department, Deputy Director and Director of the Machinery and Power Division of SINOPEC Zhenhai Refining & Chemical Co., Ltd., and Director of the Machinery and Power Division of SINOPEC Zhenhai Refining & Chemical Company. Mr. Jin was Deputy Chief Engineer of SINOPEC Zhenhai Refining & Chemical Company from March 2007 to October 2011, and was appointed Vice President of the Company in October 2011. In June 2014, Mr. Jin was appointed Executive Director of the Company. Mr. Jin graduated from the East China Institute of Chemical Technology in 1986 majoring in chemical machinery and graduated from the Graduate School of Central Party School in 2007 majoring in economic management. He is a Professorate senior engineer by title.

Jin Wenmin, born in February 1965, is an Executive Director and Vice President of the Company. Mr. Jin joined the Complex in 1985 and served as the Secretary of the Communist Party Committee of the Company’s No.1 Oil Refining Device of Refining Unit, Head of Butadiene Device, Manager of the storage and transportation, branch company, manager and Deputy Secretary of the Communist Party Committee of Storage and Transportation Department, manager and Deputy Secretary of the Communist Party Committee of Oil Refining Department etc. From April 2013 to February 2017, Mr. Jin was appointed as Head of Production Department of the Company. From May 2013 to August 2016, Mr. Jin was appointed as Assistant to the General Manager of the Company and was appointed Vice President of the Company in September 2016. He was appointed Executive Director of the Company in June 2018. Mr. Jin graduated from the Shanghai Second Polytechnic University in July 2003. He is a senior engineer by professional title.

Huang Xiangyu, born in March 1968, is serving as the Executive Director and Deputy President of the Company. Mr. Huang started his career in 1990 and joined the Complex in 1992. He served as the Deputy Director of the chemical workshop of Shanghai Jinyang Acrylic Plant, Deputy Director of Jinyang Equipment, Director and Deputy Director of Jinyang Acrylic Equipment of Acrylic Business Unit and Chief Engineer of Acrylic Business Unit. From July 2011 to January 2020, he served as the Director of the Acrylic Fiber Research Institute. From November 2011 to January 2020, he served as the Chief Engineer of the Acrylic Fiber Department. From February 2019 to January 2020, he served as Deputy Chief Engineer of the Company. From February 2020, he served as the Vice President of the Company. From June 2020, he was an Executive Director of the Company. Mr. Huang graduated from the Organic Chemical Major of School of Chemical Engineering, East China University of Science and Technology with a Bachelor’s degree in Engineering in July 1990. He obtained a Master’s degree in Engineering from Donghua University in May 2004. He graduated from Polymeric Chemistry and Physics Major of Fudan University with a doctor’s degree in Science in June 2013. He is a Professorate senior engineer by title.

Huang Fei, born in January 1977, is serving as Executive Director, Deputy President of the Company, Secretary to the Board, Joint Company Secretary and member of the Strategy Committee. Mr. Huang joined Sinopec Shanghai Petrochemical Company Limited in 2000, and he has successively served as Polyolefin Plant Deputy Director of Plastic Business Unit and Manager Assistant and Polyolefin Plant Director of Plastic Department. From August 2012 to June 2014, he served as Deputy Manager of the Plastic Department. From June 2014 to February 2017, he served as Director of Statistical Center and Vice Party Secretary. From February 2017 to December 2018, he served as Manager of Olefin Department and Deputy Party Secretary. From December 2018 to January 2019, he served as President’s Assistant and the Director of Production Department. From January 2019 to December 2019, Mr. Huang served as President’s Assistant and Manager of Production Department of Shanghai SECCO. From February 2020, he served as the Deputy President of the Company. From June 2020, he served as the Executive Director, Secretary to the Board, Joint Company Secretary and member of the Strategy Committee of the company. Mr. Huang graduated from the Polymer Materials and Engineering Major of East China University of Science and Technology with a Bachelor’s degree of Engineering in July 2000. He graduated from Chemical Engineering Major of East China University of Science and Technology with a Master’s degree in April 2008. He is a senior engineer by professional title.

External Directors

Xie Zhenglin, born in February 1965, is currently serving as an Non-Executive Director, member of the Strategy Committee, Deputy President of Chemical Service Department of the Sinopec Corp., and General Manager of Sinopec Group Assets Management Co., Ltd.. Mr. Xie started his work in 1989, served as Principal Staff Member of State Price Control Bureau and State Development Planning Commission, and started to work in Sinopec Group in September 1995, successively served as Deputy Director and Director of the Comprehensive Division of the Finance Department, Deputy Director of Capital Management Department, Deputy Director of General Accounting Department of Sinopec Assets Management (presided over the work), Deputy Director of Assets Management Department of Sinopec Corp., Deputy General Manager of Sinopec Assets Management, Acting Director of Assets Management Department of Sinopec Corp., and Deputy Executive Director and Deputy General Manager of Sinopec Assets Management. From April 2014 to October 2020, he served as the Deputy Chairman and director of the China Merchants Energy Shipping Co., Ltd. (listed on the Shanghai Stock Exchange, Stock Code: 601872). Mr. Xie served as Director of Assets Management Department of Sinopec Corp., and Executive Director and General Manager of Sinopec Assets Management from April 2014 to December 2019. He has been the Deputy President of Chemical Service Department of Sinopec Corp. and General Manager of Sinopec Assets Management since December 2019. From June 2020, he served as the executive director and member of the strategy committee of the company. Mr. Xie obtained a Master’s degree in Economics from Graduate School of Chinese Academy of Social Science in August 1989. He obtained a Master’s degree in Business Administration from University of Houston in May 2007. He is a Senior Accountant by professional title.

Peng Kun, born in December 1966, is currently serving as a Non-Executive Director, the General Manager of Human Resource Department, Minister of Party Committee Organization Department, and Director of Office of Veteran Cadres of the Company. Mr. Peng joined the Complex in 1986 and served as Deputy Director of General Affairs Office, Department of Chemical Engineering, General Research Institute, assistant manager of the life logistics subsidiary of Easy-Art Design, section manager of Coordination Section of Chemical Engineering Institute, section manager of Administration Department, Secretary of Party General Branch and Deputy Director of Quality Center, Deputy party Secretary and Secretary of Commission for Discipline Inspection of Quality Management Center, Director of Labor Union, and Chairman, Secretary of the Communist Party Committee and Deputy Manager of Labor Union. He served as Director of Human Resources Department of the Company from February 2016 to April 2018, the Head of Human Resources Division of the Company from April 2018 to May 2019, and the Head of Organization and Personnel Division of the Company from May 2019 to March 2020. He was appointed as Director of CPC United Front Work Department and Director of Retired Cadres Office in May 2019, and General Manager of Human Resources Department and Director of CPC Organization Department of the Company from March 2020. From June 2020, he served as the Non-Executive Director of the Company. Mr. Peng graduated from East China University of Science and Technology with a degree in Engineering Management in July 2004 and obtained senior professional and technical title.

Independent Directors

Li Yuanqin, born in July 1973, is an Independent Non-Executive Director, Chairman of the Audit Committee and member of the Strategy Committee of the Company, Professor of the School of Management and the associate head of the Department of Accountancy at Shanghai University. Ms. Li has been appointed as an Independent Non-Executive Director of the Company since August 2017. She is currently the independent Director of Shanghai New World Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 600628), Yunsai Zhilian Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 600602, 900901) and Hengtian Kaima Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 900953). From April 2000 to March 2003, Li served at the Settlement Department at the headquarters of ICBC. From June 2006 to September 2009, she was the lecturer at the School of Management at Shanghai University. From September 2009 to March 2019, she was the associate professor at the School of Management at Shanghai University. She has been the professor at the School of Management and the associate head of the Department of Accountancy of Shanghai University since March 2019 and May 2011. During that period, she was also a visiting scholar at Foster School of Business, University of Washington in the United States between February 2012 and February 2013. She also serves as a member of the eighth session of the Shanghai Baoshan Committee of the Chinese People’s Political Consultative Conference and a non-practicing member of the Chinese Institute of Certified Public Accountants. She received a PhD in Management from Antai College of Economics and Management (ACEM) at Shanghai Jiao Tong University.

Tang Song, born in December 1980, is serving as the Independent Non-executive Director and a member of the Audit Committee of the Company, Dean Assistant of School of Accountancy, Shanghai University of Finance and Economics, Professor and PH. D graduate student supervisor. Mr. Tang finished his undergraduate study in June 2003 at the School of Accountancy of the Shanghai University of Finance and Economics and obtained a doctor’s degree from a successive postgraduate and doctoral program in Management (Accountancy) in June 2008. Mr. Tang worked in the School of Accounting and Finance, Hong Kong Polytechnic University for collaborative research from August 2008 to August 2009. He worked in China Europe International Business School for collaborative research from August 2009 to June 2010. Mr. Tang served as Lecturer in School of Accountancy, Shanghai University of Finance and Economics from June 2010 to July 2012. He served as associate professor at the School of Accountancy, Shanghai University of Finance and Economics from August 2012 to June 2019. Mr. Tang served as Dean Assistant of Shanghai University of Finance and Economics from January 2019, and as a Professor of the School of Accountancy of the University since August 2019. Mr. Tang served as an Independent Director of the Shanghai Qifan Cable Co. Ltd. (listed on the Shanghai Stock Exchange, stock code: 605222) since July 2019, and as an Independent Director for the Shanghai Universal Biotech Co., Ltd since May 2020. He served as the independent non-executive director, member of the audit committee and member of the strategy committee of the company since June 2020. Mr. Tang served as an Independent Director for the Wuxi Commercial Mansion Grand Orient Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 600327) since November 2020.

Chen Haifeng, born in January 1974, is serving as an Independent Non-Executive Director of the Company, member of the Audit Committee and the Nomination committee, and a Senior Director of the Shanghai MindMotion Microelectronics Co., Ltd.. Mr. Chen graduated from Fudan University with a Bachelor’s degree in applied physics in 1997. He served as clerk, project supervisor, and project manager of Investment Banking Department of CITIC Securities from July 1997 to August 2001. Mr. Chen served as Senior Manager of Strategic Investment Department of SVT Group from September 2002 to February 2006. He served as Senior Manager of Investment Banking Department of Orient Securities from August 2006 to March 2008. Mr. Chen served as senior vice president and sponsor Deputy of Investment Banking Department of China Jianyin Investment Securities from April 2008 to May 2012. He served as CEO and sponsor Deputy of Investment Banking Department of Caida Securities from June 2012 to June 2015. Mr. Chen served as independent Director of Cnnc Hua Yuan Titanium Dioxide Company Limited (listed on Shenzhen Stock Exchange, stock code: 002145) from February 2015 to October 2018. He served as CEO and sponsor Deputy of Investment Banking Department in Dongxing Securities from July 2015 to September 2017. Mr. Chen has been a non independent Director of Zhejiang Yueling Wheels Corporation from October 2017 to December 2020 (listed on the Shenzhen Stock Exchange, Stock Code: 002725). He served as an independent non-executive director, member of the audit committee and member of the nomination committee of the company since June 2020. He served as a Senior Director of the Shanghai MindMotion Microelectronics Co., Ltd. Since January 2021.

Yang Jun, born in August 1957, is serving as an Independent Non-executive Director, Chairman of the Nomination Committee, the Remuneration and Appraisal Committee Director (vice president level) of Gansu Gangtai Holding (Group) Co., Ltd. Mr. Yang graduated from East China University of Political Science and Law with a degree in Law in September 1979 and from Peking University with a Master’s degree in Civil Law in July 1991. He worked in Shanghai Intermediate Court and Supreme Court from July 1983 to July 2005. He served as an assistant to the president and general legal officer of Shanghai United Assets and Equity Exchange, General Manager of Beijing Headquarter of Central Enterprise Equity Exchange, operation Director of Equity Exchange and General Manager of Financial Equity Exchange from July 2005 to September 2017. He has served as an arbitrator of China International Economic and Trade Arbitration Commission from March 2007 to March 2015 and served as an arbitrator of Shanghai International Economic and Trade Arbitration Commission since March 2007. He served as independent non executive Director of China Merchants Securities Co., Ltd. (listed on the Hong Kong stock exchange, stock code: 06099) from June 2011 to January 2018. He has served as independent Director of Shanghai Zhenhua Heavy Industries Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 600320) since April 2015 and Director (Vice President level) of Gansu Gangtai Holding (Group) Co., Ltd. since September 2017. He served as the independent non-executive director, chairman of the nomination committee and chairman of the remuneration and assessment committee of the company since June 2020.

Gao Song, born in June 1970, is serving as an Independent Director, member of remuneration and appraisal committee and Strategy Committee, Professor of Business School of East China University of Science and Technology and Director of China’s Institute for action learning. Mr. Gao graduated from Shandong University with a degree in Computer Software in 1992, from the School of Management of Fudan University with a Master’s degree in Corporate Management in 1998 and from the Antai College of Economics & Management of Shanghai Jiao Tong University with a doctorate in Corporate Management in 2006. He served as Director of Marketing Department of Shanghai Guanshengyuan Group Co., Ltd.. From March 1998 to May 2002 and General Manager of Shanghai Aichu Food Co., Ltd.. From May 2002 to March 2007. He has served as Professor of Business School of East China University of Science and Technology and Director of China’s Institute for action learning since May 2009. He was a visiting scholar at the University of Illinois at Urbana-Champaign from 2014 to 2015. From June 2020, he served as the independent non-executive director, chairman of the remuneration and appraisal committee and member of the strategy committee of the company.

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

Ma Yanhui, born in February 1971, is a Supervisor, the Chairman of Supervisory Committee,, the Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labour Union of the Company. Mr. Ma started his career in 1996. He served as Secretary of Office of Yanhua Refinery, Secretary and Deputy Director of Yanhua Office of Great Wall Lubricant Oil, Supervisor and Acting Director and Deputy Director of Integrated Corporate Reform Department of China Petrochemical Corporation, and Deputy Director and Director of Structure Reform Sector, Corporate Reform Department of Sinopec Assets Management Co., Ltd., etc. From June 2008 to August 2017, Mr. Ma was Director of Integrated Corporate Reform Department of China Petrochemical Corporation (Sinopec Group). From August 2017, Mr. Ma was the Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee of the Company. He was appointed as Supervisor, Chairman of Supervisory Committee and Chairman of the Labour Union of the Company in October 2017. Mr. Ma graduated from East China University of Science and Technology in July 1996, majoring in petroleum processing, and obtained a Bachelor’s degree in engineering. In June 2006, he obtained a Master’s degree in corporate management from Renmin University of China. Mr. Ma is a senior economist by professional title.

Zhang Feng, born in June 1969, is currently a Supervisor and the Auditing Director of the Company. Mr. Zhang started his career in the Complex in 1991. He served as Assistant of Chief and Deputy Chief of Finance Section of Polyester II Factory, Deputy Chief of Finance Section of Polyester Department, Deputy Chief and Chief of Cost Section of Finance Division of Polyester Department, Deputy Chief and Chief of Finance Division, Director Assistant, Deputy Director, Deputy Director (Hosting Work), Director of Finance Department and Chief of Finance Division, etc. He worked as Auditing Director of the Company from December 2018 to March 2020, and as Supervisor in October 2019. From March 2020, he worked as the Auditing Director of the Company. Mr. Zhang graduated from Shanghai University of Finance and Economics in 1991, majoring in Accounting, and obtained a Bachelor’s degree in Economics. Mr. Zhang is a senior accountant by professional title.

Chen Hongjun, born in January 1971, is currently a Supervisor, Vice-President of Labour Union, Director of the Public Affairs Department and Vice-President of the Association of Science and Technology of the Company. Mr. Chen started his career in the Complex in 1996. He served as Vice Party Branch Secretary of Fibre Polymer Office, Deputy Director of Spinning Office, Director of Simulation Office, Section Manager of Scientific Research Management Department, Deputy Secretary and Secretary of Youth League Committee of the Company, Party Secretary and Deputy Director of the Chemical Engineering Department, Party Secretary and Assistant Manager of Fine Chemicals Department and Director of Public Affairs Department. Mr. Chen was appointed as Vice-President of Labour Union of the Company in November 2013. He was appointed as Vice President of the Association of Science and Technology in December 2017. He served as Director of the Public Affairs Department of the Company from April 2018 to March 2020, and he was elected as Supervisor of the Company in October 2019. He was the Director of Public Affairs of the Company since march 2020. In 1993, Mr. Chen graduated from Chengdu University of Science and Technology, majoring in Dyeing and Finishing Engineering, and obtained a Bachelor’s degree in Engineering. In 1996, he obtained a Master’s degree in Chemical Fibre from Sichuan Unite University. Mr. Chen is a senior engineer by professional title.

Zhang Xiaofeng, born in March 1970, is currently serving as External Supervisor, Deputy General Manager of the Enterprise Reform and Legal Department of Sinopec Group and Deputy Director of the Company’s Commission Office for Public Sector Reform. Mr. Zhang currently holds the position of supervisor of Sinopec Insurance Limited, Sinopec Oilfield Equipment Corporation and Sinopec Petroleum Reserve Company Limited. Starting his career in 1995, Mr. Zhang has served as Deputy chief of the Office Management Division of the Legal Department of Sinopec Group, Deputy chief and chief of the Contract Project Division, chief of the Dispute Management Division and chief of the General Management Division of Legal Department of Sinopec Group. He has served as Deputy Director of the Legal Department of Sinopec Group from January 2018 to December 2019. He has also served as Deputy General Manager of the Enterprise Reform and Legal Department of Sinopec Group and Deputy Director of the Company’s Commission Office for Public Sector Reform since December 2019. Mr. Zhang, majoring in International Economic Law, graduated from China University of Political Science and Law with a Bachelor’s degree in Law in July 1995, and he is a senior economist.

Independent Supervisor

Zheng Yunrui, born in December 1965, is an Independent Supervisor of the Company, a professor in civil and commercial law at the Faculty of Law of the East China University of Political Science and Law in the PRC and Member of Expert Consultation Committee of Shanghai Yangpu District People’s Procuratorate and Mediator of Shanghai Second Intermediate People’s Court. He has served as the Company’s Independent Supervisor since December 2014. He is currently an independent Director of Jiangxi XinyuGuoke Technology Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 300722), independent Director of Fuxin Dare Automotive Parts Co, Ltd. (listed on the Shenzhen Stock Exchange, stock code: 300473), Dalian Insulator Group Co., Ltd (listed on the Shenzhen Stock Exchange, stock code: 002606) and Wuxi New Hongtai Electrical Technology Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 603016). Mr. Zheng graduated from the Shangrao Normal University in Jiangxi Province, majoring in English Language. Mr. Zheng obtained a Master’s degree in law and a doctorate’s degree in law from the Faculty of Law of Peking University in July 1993 and July 1998, respectively. Mr. Zheng previously worked at the Education Bureau of Shangrao County, Jiangxi Province, Hainan Airport Limited, China Township Enterprise Investment and Development Company Limited and the Legal Affairs Office of the Shanghai Municipal People’s Government. He has been teaching at East China University of Political Science and Law since August 2001. He was a visiting scholar at the Faculty of Law of National University of Singapore between July 2002 and December 2002. From April 2013 to May 2019, he served as independent director of Hangzhou Xianfeng Electronic Technology Co., Ltd. (listed on Shenzhen Stock Exchange, stock code: 002767). From 2019 to February 2021, he served as the external supervisor of Zhejiang Weihai Construction Group Co., Ltd. (listed on Shenzhen Stock Exchange, stock code: 002586). In November 2019, he served as a member of the second shareholding exercise Expert Committee of China Securities small and Medium Investors Service Center. In September 2020, he was appointed as a legal consultant of Wuxi intermediate people’s court. Mr. Zheng has been engaged in trials, teaching and research relating to civil law, property law, contract law, company law, insurance law, social insurance law and government procurement law. He is experienced in the legal affairs on corporate governance and has great academic achievements. He is also an arbitrator at the Arbitration Commission of Xuzhou and Wuxi. Mr. Zheng was appointed as member of Expert Advisory Committee of the People’s Procuratorate of Shanghai Yangpu District and mediator of Shanghai No. 2 intermediate People’s Court on 24 March 2017 and 26 June 2017, respectively.

Cai Tingki, born September 1954, is an Independent Supervisor of the Company and a Fellow of the Hong Kong Institute of Certified Public Accountants. He joined the Company in June 2011. Mr. Choi served as Independent Non-Executive Director of the Company from June 2011 to June 2017 and has been Independent Supervisor since June 2017. Mr. Choi has been an independent non-Executive Director of Yangtzekiang Garment Limited (listed on the Main Board of the Hong Kong Stock Exchange, stock code: 00294) and YGM Trading Limited (listed on the Main Board of the Hong Kong Stock Exchange, stock code: 00375) since December 2012. Mr. Choi graduated from the Department of Accounting, Hong Kong Polytechnic in 1978. He joined KPMG in the same year and has held various positions, including Partner of the audit department of KPMG Hong Kong Office, Executive Partner of KPMG Shanghai Office, Senior Partner of KPMG Huazhen Shanghai Office as well as Senior Partner of KPMG Huazhen in Eastern and Western China. Mr. Choi retired from KPMG Huazhen in April 2010.

Senior Management

Du Jun, Du Jun, born in March 1970, is the Deputy President, Chief Financial Officer of the Company, Chairman of China Jinshan Associated Trading Corporation (“Jinshan Associated Trading”) and a Director of the Shanghai Chemical Industry Park Development Co., Ltd.. Mr. Du Jun started his career in 1990 and has successively served the Chief of Second Division of the Secretary of President’s Office of the Sinopec Yangzi Petrochemical Company Ltd., Deputy Director of Finance Office and Deputy Director of Finance Department of Sinopec Yangzi Petrochemical Co., Ltd. From August 2004 to July 2007, he served as Director of Finance Department of Sinopec Yangzi Petrochemical Co., Ltd.. From July 2007 to August 2012, he served as Director of Finance Department of Sinopec Yangzi Petrochemical Company Limited. From August 2012 to August 2016, he served as Chief Accountant of Sinopec Yangzi Petrochemical Company Limited. From December 2015 to September 2020, he served as Supervisor of BASF-YPC Company Limited. From June 2016 to September 2020, he served as Director of Sinopec Yangzi Petrochemical Company Limited. From August 2016 to September 2020, he served as Chief Accountant of Sinopec Yangzi Petrochemical Company Limited. From September 2020, he served as the Deputy General Manager and the Chief Financial Officer of the Company. He served as the Chairman of the Jinshan Associated Trading, and as Director of the Shanghai Chemical Industry Park Development Co., Ltd. since December 2020. Mr. Du Jun graduated from Southeast University with a Bachelor’s degree in Industrial Corporate Management in 1990. He obtained a Master’s degree in Business Administration (MBA) from Southeast University in 2004. He is a Professorate senior accountant by title.

B.	Compensation.

The aggregate amount of cash compensation we paid to our directors, supervisors and executive officers during the year ended December 31, 2020 was approximately RMB10.30 million. In addition, directors and supervisors who are also officers or employees receive certain other benefits-in-kind, such as subsidized or free health care services, housing and transportation, which large Chinese enterprises customarily provide to their employees. No benefits are payable to members of the board or the Supervisory Committee or the executive officers upon termination of their relationship with us.

Name	Position with the Company	Salaries and other benefits	Retirement scheme contributions*	Discretionary bonus	Fees	Total Remuneration in 2020 (excluding share options)
		(RMB’000) (before tax)	(RMB’000) (before tax)	(RMB’000) (before tax)	(RMB’000) (before tax)	(RMB’000) (before tax)
Wu Haijun	Chairman & Executive Director	359	44	799	—	1,202
Guan Zemin	Executive Director, Vice Chairman & President	367	41	397	—	805
Jin Qiang	Executive Director & Vice President	354	44	716	—	1,114
Jin Wenmin	Executive Director & Vice President	250	44	721	—	1,015
Huang Xiangyu	Executive Director & Vice President	275	39	440	—	754
Huang Fei	Executive Director, Vice President & Secretary to the Board	217	39	426	—	682
Xie Zhenglin	Independent Director	—	—	—	—	—
Peng Kun	Independent Director	96	25	246	—	367
Li Yuanqin	Independent Director	—	—	—	150	150
Tang Song	Independent Director	—	—	—	75	75
Chen Haifeng	Independent Director	—	—	—	75	75
Yang Jun	Independent Director	—	—	—	75	75
Gao Song	Independent Director	—	—	—	75	75
Ma Yanhui	Chairman of Supervisory Committee	332	42	720	—	1,094
Zhang Feng	Supervisor	148	40	485	—	673
Chen Hongjun	Supervisor	159	38	485	—	682
Zhang Xiaofeng	Supervisor	—	—	—	—	—
Zheng Yunrui	Independent Supervisor	100	—	—	—	100
Choi Tingki	Independent Supervisor	100	—	—	—	100
Du Jun	Vice President & Chief Financial Officer	95	12	48	—	155
Lei Dianwu	Former Independent Director	—	—	—	—	—
Mo Zhenglin	Former Independent Director	—	—	—	—	—
Zhou Meiyun	Former Executive Director, Vice President & Chief Financial Officer	181	33	668	—	882
Zhang Yimin	Former Independent Director	—	—	—	75	75
Liu Yunhong	Former Independent Director	—	—	—	75	75
Du Weifeng	Former Independent Director	—	—	—	75	75
Zhai Yalin	Former Supervisor	—	—	—	—	—

C.	Board Practices.

Board of Directors

Our Board of Directors consists of eleven members. Our Directors are elected at meetings of our shareholders, and, unless they resign at an earlier date, are deceased or removed, will serve three-year terms. The Directors shall be eligible for reelection upon expiry of their terms of office; however, the combined tenure of an Independent Non-executive Director may not exceed a total of six years. The term of our current Board of Directors will expire in June 2023. None of our Directors have entered into any service contracts with us or any of our subsidiaries providing for benefits upon termination of appointment or employment (with the exception of compensation required by Chinese labor law).

Independent Board Committee

We formed an Independent Board Committee on June 18, 2020, which consists of five Independent Non-executive Directors. The current members are Ms. Li Yuanqin, Mr. Tang Song, Mr. Chen Haifeng, Mr. Yang Jun and Mr. Gao Song. The Independent Board Committee advised our shareholders other than Sinopec Corp. and its associates in respect of the terms of the continuing connected transactions under the renewed Mutual Product Supply and Sale Services Framework Agreement with Sinopec Group and Sinopec Corp. and the renewed Comprehensive Services Framework Agreement with Sinopec Group and the proposed caps on annual transaction values thereof for the three years ending December 31, 2022.

Supervisory Committee

The Supervisory Committee is responsible for ensuring that our Directors and senior officers act in the interests of our company or those of our shareholders or employees and that they do not abuse their positions and powers. The Supervisory Committee has no power to overturn the decisions or actions of our Directors or officers and may only recommend that they correct any acts that are harmful to our interests or the interests of our shareholders or employees. The Supervisory Committee is currently composed of seven members appointed for a three year term. The term of the current members will expire in June 2023. Supervisory Committee members have the right to attend meetings of our Board of Directors, inspect our financial affairs and perform other supervisory functions.

Remuneration and Appraisal Committee

We formed a remuneration and appraisal committee on December 25, 2001 which consists of three Directors. As of December 31, 2020, the members of the remuneration committee are Mr. Yang Jun (Chairman of the Committee), Mr. Tang Song and Mr. Gao Song. The key responsibility of the Remuneration Committee is to formulate and review the remuneration policy and plan for the Directors and executive officers, formulate the standards for evaluation of the Directors and executive officers and conduct such evaluations. The members of the remuneration and appraisal committee will hold office for the same term as their directorships which will expire in June 2023.

Audit Committee

We formed an audit committee on June 15, 1999 which consists of three Directors. As of December 31, 2020, the members are Ms. Li Yuanqin (Chairman of the Committee), Mr. Tang Song and Mr. Chen Haifeng. The key responsibility of the Audit Committee is to advise the Board on the appointment, dismissal, remuneration and terms of engagement of external auditors, review and supervise our financial reporting process, internal controls and risk management systems, and review our connected transactions. The members of the audit committee will hold office for the same term as their directorships which will expire in June 2023.

Nomination Committee

We formed a nomination committee on June 27, 2012 which consists of three Directors. As of December 31, 2020, the members are Mr. Yang Jun (Chairman of the Committee), Mr. Chen Haifeng and Mr. Wu Haijun. The key responsibility of the Nomination Committee is to review the Board composition, make recommendations to the Board on the procedures and criteria for the selection and appointment of Directors and senior management and assess the independence of Independent Non-executive Directors. The members of the audit committee will hold office for the same term as their directorships which will expire in June 2023.

Strategy Committee

We formed a strategy committee on June 15, 2017 which consists of four Executive Directors, two Non-executive Directors and one Independent Non-executive Director. As of December 31, 2020, the members are Mr. Wu Haijun (Chairman of the Committee), Mr. Guan Zemin (Vice-Chairman of the Committee), Mr. Xie Zhenglin, Mr. Huang Fei and Mr. Gao Song. The key responsibility of the Strategy Committee is to conduct researches and give recommendations to the Board on major investment decisions, projects and major issues that affect our development, and monitor our long-term development strategic plan. The members of the audit committee will hold office for the same term as their directorships which will expire in June 2023.

Summary Corporate Governance Differences

There are significant differences between our corporate governance practices and those of U.S. issuers listed on the NYSE. Pursuant to Section 303A.11 of the NYSE listing Manual, we have provided a statement of these differences    under Item 16G. Corporate Governance.

D.	Human Capital Resources.

As of December 31, 2020, we had 8,466 employees.

The following table shows the approximate number of employees we had at the end of the last three years by the principal business function they performed:

	December 31,
	2018	2019	2020
Management	1,057	1,081	1,066
Engineers, technicians and factory personnel	5,753	5,430	5,094
Accounting, marketing and others	2,787	2,367	2,306

Total	9,597	8,878	8,466

Approximately 30.75% of our work force are graduates with a bachelor’s degree or higher. In addition, we offer our employees opportunities for education and training based upon our development plans and requirements and the individual performance of each employee.

A system of labor contracts has been adopted in our Company. The contract system imposes discipline, provides incentives to adopt better work habits and gives us greater management control over our work force. We believe that by linking remuneration to productivity, the contract system has also improved employee morale. As of December 31, 2020, almost all of the work force was employed pursuant to labor contracts which specify the employee’s position, responsibilities, remuneration and grounds for termination. The contracts generally have short terms of one to five years and may be renewed with the agreement of both parties. The remaining personnel are employed for an indefinite term.

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

Total remuneration of our employees includes salary and bonuses. Employees also receive certain benefits in terms of housing, education and health services that we subsidize, and other miscellaneous subsidies. In 2020, we incurred RMB3,143.2 million in employment costs.

In compliance with Shanghai regulations, we and our employees participate in a defined contribution government pension scheme under which all employees upon retirement are entitled to receive pensions. In order to safeguard and properly enhance the living level of retired employees and improve the medium and long term incentive system, the Company established an enterprise annuity plan. According to the plan, to the extent that the employees volunteer for the related payments and have been with the Company for one year or more, such employees are entitled to participate in the enterprise annuity plan. We will make payments to match the payments made by the employees after giving considerations to our profitability, the employee’s work responsibilities, contributions, and treatments post retirement based on the principle of universal benefits. We have 19,095 retired employees under the above retirement insurance plans. During 2020, we terminated employment with 412 persons (including the retired and voluntary leave), accounting for 4.64% of 8,878 employees we had as of January 1, 2020.

In addition to the pension benefits, pursuant to the relevant laws and regulations of the PRC, we and our employees participate in defined social security contributions for employees, such as a housing fund, basic medical insurance, supplementary medical insurance, unemployment insurance, injury insurance and maternity insurance.

E.	Share Ownership.

The table below sets forth information regarding the beneficial ownership of our shares held by our directors, supervisors and executive officers as of March 31, 2021:

Name	Position held	Number of Shares held (shares)	Percentage of total issued shares of the Company (%)	Percentage of total issued A shares (%)
Jin Qiang	Executive Director and Vice President	301,000 A shares (L)	0.002781	0.00411
Jin Wenmin	Executive Director and Vice President	175,000 A shares (L)	0.001617	0.00239
Huang Xiangyu	Executive Director and Vice President	140,000 A shares (L)	0.001293	0.00190
Zhang Feng	Supervisor	10,000 A shares (L)	0.000092	0.00014
Chen Hongjun	Supervisor	31,400 A shares (L)	0.000290	0.00043

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

During 2020, the Company did not grant A-share share options under the Share Option Incentive Scheme, nor did the grantees exercise any A-share share options, and no A-share share options were cancelled or lapsed.

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

The table below sets forth information regarding ownership of our shares as of March 31, 2021 by all persons who we know own more than five percent of our A shares and our H Shares. Our major shareholders listed below do not have voting rights different from those of our other shareholders.

Name of shareholders	Interests held (shares)	Percentage of total issued shares of the Company (%)	Percentage of total issued shares for this category(%)
Sinopec Corp.	5,460,000,000A shares (L)	50.44	74.50
	349,485,220 H shares (L)	3.23	9.99
The Bank of New York Mellon	320,908,300 H shares (S)	2.96	9.18
Corporation	27,803,520 H shares (P)	0.26	0.80
	199,065,902 H shares (L)	1.84	5.70
BlackRock, Inc.	8,434,000 H shares (S)	0.08	0.24
	211,008,000 H shares (L)	1.95	6.04
Hung Hin Fai(1)	200,020,000 H shares (S)	1.85	5.72
Chan Kin Sun(2)	200,020,000 H shares (L)	1.85	5.72

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

As of March 31, 2021, a total of 3,495,000,000 H Shares were outstanding, and a total of 7,328,813,500 A Shares were outstanding.

The Bank of New York Mellon has advised us that, as of March 31, 2021, 3,209,083 ADSs, representing the equivalent of 320,908,300 H Shares, were held of record by 78 other registered shareholders domiciles in and outside of the United States. We have no further information as to our shares held, or beneficially owned, by U.S. persons.

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

As the above-mentioned framework agreement expired on December 31, 2019, to ensure that the normal operation of the Company is not affected, we renewed the Mutual Product Supply and Sales Services Framework Agreement with Sinopec Group and Sinopec Corp. and the Comprehensive Services Framework Agreement with Sinopec Group on October 23, 2019, and intended to continue the above-mentioned continuing connected transactions from 2020 to 2022, valid for three years until December 31, 2022. We disclosed the two agreements and the respective continuing connected transactions under the agreements in an announcement dated 23 October 2019 and a circular dated November 13, 2019. These two agreements and the respective continuing connected transactions under the agreements together with the associated annual caps from 2020 to 2022 were considered and approved at the first extraordinary general meeting for 2019 held on December 10, 2019. The transaction amounts of the relevant connected transactions in 2020 did not exceed such caps.

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

The table below sets forth certain relevant information regarding our continuing connected transactions with Sinopec Corp. and Sinopec Group under the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement in 2020.

			Transaction Amount during the reporting	Unit: RMB’000 Percentage Of the total Amount of the same type of transaction
Type of major transactions	Connected parties	Annual cap for 2020	Period	(%)
Mutual Product Supply and Sales Services Framework Agreement
Purchases of raw materials	Sinopec Corp., Sinopec Group and their associates	78,453,000	40,644,615	40.89%
Sales of petroleum and petrochemical products	Sinopec Corp. and its associates	70,113,000	48,076,872	64.36%
Property leasing	Sinopec Corp. and its associates	37,000	32,829	40.23%
Agency sales of petrochemical	Sinopec Corp. and its associates	166,000	104,598	100.00%
Comprehensive Services Framework Agreement
Construction, installation and engineering design services	Sinopec Group and its associates	684,000	233,591	26.36%
Petrochemical industry insurance services	Sinopec Group and its associates	120,000	107,495	100.00%
Financial services	Sinopec Group and its associates	200,000	2,088	0.48%

During the 19th meeting of the ninth Session of the Board of Directors of the Company on 27 December 2019, the Company approved the oil tanks lease agreement entered into on 31 December 2019 between the Company and the Sinopec Petroleum Storage and Reserve Limited (“Sinopec Reserve”) which is a wholly owned subsidiary of the Sinopec Group (the de facto controller of the Company), and the Baishawan subsidiary of Sinopec Reserve (“Baishawan Branch”). Pursuant to the agreement, Baishawan branch is to provide the storage service for the Company for one year, with the leasing period from 1 January 2020 to 31 December 2020, at an annual storage fee of a maximum of RMB114.0 million (including VAT). Related announcements were published on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 27 December 2019, as well as on the Shanghai Securities News and the China Securities Journal on 28 December 2019. During the Reporting Period, the Company incurred a related service fees in the amount of RMB109 million (including VAT).

As the above oil tanks lease agreement services agreement expired on 31 December 2020, the Company entered into an oil tanks lease agreement with the Sinopec Reserve and the Baishawan Subsidiary on 31 December 2020, pursuant to which the Baishawan Branch provides storage services to the Company for a term of three years commencing from 1 January 2021 to 31 December 2023. The annual aggregate amount payable by the Company to the Baishawan Branch in 2021, 2022 and 2023 shall not exceed RMB114.0 million (VAT inclusive). The oil tanks lease agreement was considered and approved at the fourth meeting of the tenth Session of the Board of Directors held on 8 December 2020. The relevant announcement was published on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, respectively, on 8 December 2020 and 11 December 2020, and was published on the Shanghai Securities News and the China Securities Journal on 9 December 2020.

On December 28, 2018, the Company entered into a technical service agreement with Petro-CyberWorks Information Technology Co., Ltd. (“PCITC”), a non wholly-owned subsidiary of the Company’s de facto controller, Sinopec Group. Pursuant to the technical service agreement, the Company appointed PCITC to implement the design, construction, operation and maintenance of smart plant project for a total amount of RMB30,580,000 (inclusive of tax). The term of the technical service agreement starts from the date of signing by both parties, and the main function construction has past the completion acceptance in December 2020. Related announcements were published on the official websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on December 28, 2018, as well as on “Shanghai Securities News” and “China Securities Journal” on December 29, 2018.

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

All of our directors and officers reside outside the United States (principally in China) and substantially all of our assets and of those persons are located outside the United States. Therefore, you may not be able to effect service of process within the United States against any of those persons. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts within the United States or most other countries that are members of the Organization for Economic Cooperation and Development. This means that administrative actions brought by regulatory authorities such as the SEC, and other actions which result in foreign court judgments could only be enforced in China if the judgments or rulings do not violate the basic principles of the law of China or the sovereignty, security and social public interest of the society of China, as determined by a People’s Court of China which has jurisdiction for recognition and enforcement of judgments. We have been advised by our Chinese counsel, Haiwen & Partners, that there is doubt as to the enforceability in China of any actions to enforce judgments of United States courts arising out of or based on the ownership of our H Shares or ADSs, including judgments arising out of or based on the civil liability provisions of United States federal or state securities laws.

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

Board of Directors

Our Articles of Association authorize 11 to 15 directors. Directors are elected by shareholders at a general meeting for a three year term from among candidates nominated by the Board of Directors or by shareholders holding 3% or more of our shares (Independent Directors may be nominated by shareholders each holding 1% or more of our shares). Because our directors do not serve staggered terms, the entire Board of Directors will stand for election, and could be replaced, every three years. Our directors are not required to hold any shares in us, and there is no age limit requirement for the retirement or non- retirement of our directors.

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

Supervisory Committee

The Supervisory Committee is responsible for supervising our directors and senior officers and preventing them from abusing their positions and powers or infringing upon the rights and interests of our company or those of our shareholders and employees. The Supervisory Committee has no power over the decisions or actions of our directors or officers except for requesting the directors or officers to correct any acts that are harmful to our interests. The Supervisory Committee is composed of six members appointed for a three year term. It has the right to:

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

Tax on Dividends

For an Individual Investor

According to the Individual Income Tax Law of the People’s Republic of China, as amended on August 31, 2018 and effective on January 1, 2019 (the “Individual Income Tax Law”) dividends paid by Chinese companies to individual investors are subject to Chinese withholding tax at a flat rate of 20%. As for a foreign individual investor that neither has a domicile nor resides in China, or that has no domicile and has resided in China for no more than one year, the dividends received by such an investor in China are generally subject to a withholding tax at a flat rate of 20% under the individual income tax law, subject to exemption or reduction by an applicable income tax treaty. According to the State Administration of Taxation’s tax treatments with regard to the dividends of H Shares paid by onshore non-foreign invested enterprises listed on the HKSE, we will withhold and pay the individual income tax at the tax rate of 10% for individual shareholders who are residents of Hong Kong, Macau, or countries which have entered into tax treaties with China, which provide for a 10% dividends tax rate, and we will temporarily withhold and pay the individual income tax at the tax rate of 10% for individual shareholders who are residents of countries which have entered into tax treaties with China, which provide for a less than 10% dividends tax rate. Shareholders of H Shares may directly or through our Company apply to the in-charge tax authority for the preferential treatments provided by the relevant tax treaties.

Upon the approval by the in-charge tax authority, the excessive amount being paid will be refunded. For individual shareholders who are residents of countries which have entered into tax treaties with China providing for a more than 10% but less than 20% dividends tax rate, we will withhold and pay the individual income tax at the specific tax rate required therein. We will withhold and pay the individual income tax at the dividends tax rate of 20% for individual shareholders who are residents of countries which have not entered into any forms of tax treaties with China or in circumstances other than above described.

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

For a Corporation

According to the Enterprise Income Tax Law and its implementation rules, a non-resident enterprise is subject to a 10% withholding tax for capital gains derived from the disposal of overseas-listed shares unless such payment is exempted or deducted pursuant to applicable double taxation treaties or otherwise. According to the Circular issued by the State Administration of Taxation on Issues regarding Income Tax Payable by Foreign Invested Enterprises, Foreign Enterprises and Individuals for Capital Gains Derived from the Disposal of Shares (Equity Interests) and Dividends (Guoshuifa [1993] No. 45), capital gains derived by a non-resident enterprise from the disposal of overseas-listed shares are temporarily exempted from withholding tax in China. However, this circular has been revoked in 2011. Therefore, technically, PRC withholding tax should be applied to non-resident enterprises on capital gains derived from the disposal of overseas-listed shares unless it is tax exempted under the applicable double tax treaty. So far as we are aware, practically, there is no consistent enforcement of the collection of such withholding tax in China at current stage. However, we are aware of cases where the PRC tax authorities try to levy PRC withholding tax when they became aware of the disposal of the overseas- listed shares that the profits from the disposal of shares are derived from China.

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

TAXATION OF U.S. HOLDERS

The discussion in “Distributions on H Shares or ADSs” and “Dispositions of H Shares or ADSs” below is based on the assumption that we will not be treated as a PFIC for U.S. federal income tax purposes. For a discussion of the rules that apply if we are treated as a PFIC, see the discussion in “Passive Foreign Investment Company” below.

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

Under the income and asset tests, our PFIC status must be determined annually at the end of each year based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change. In determining whether we are a PFIC, we rely on a current valuation of our assets including goodwill, not reflected in our financial statements, and our projection of our income for the current year. We determine the value of our assets in large part by reference to the market value of our ordinary shares at the end of each quarter. We believe this valuation approach is reasonable. However, the IRS may successfully challenge our valuation of our assets, and the market price of our ordinary shares may fluctuate.

Because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year or that the IRS will not challenge our determination concerning our PFIC status.

Default PFIC Rules under Section 1291 of the Code. If we are treated as a PFIC with respect to a U.S. Holder, the U.S. federal income tax consequences to the U.S. Holder of the ownership and disposition of ordinary shares will depend on whether such U.S. Holder makes an election to treat us as a qualified electing fund (“QEF”) under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder owning ordinary shares while we were or are a PFIC that has not made either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

If you are a Non-Electing U.S. Holder, you will be subject to the default tax rules of Section 1291 of the Code with respect to:

•

any “excess distribution” paid on ordinary shares, which means the excess (if any) of the total distributions received by you during the current taxable year over 125% of the average distributions received by you during the three preceding taxable years (or during the portion of your holding period for the ordinary shares prior to the current taxable year, if shorter); and

•	any gain recognized on the sale or other taxable disposition (including a pledge) of ordinary shares.

Under these default tax rules:

•	any excess distribution or gain will be allocated ratably over your holding period for the ordinary shares,

•	the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC will be treated as ordinary income in the current year,

•	the amount allocated to each of the other years will be treated as ordinary income and taxed at the highest applicable tax rate in effect for that year, and

•	the resulting tax liability from any such prior years will be subject to the interest charge applicable to underpayments of tax.

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

QEF Election. We currently do not intend to prepare or provide you with certain tax information that would permit you to make a QEF Election to mitigate the adverse tax consequences associated with owning PFIC stock.

Mark-to-Market Election. U.S. Holders may make a Mark-to-Market Election, but only if the H Shares or ADSs are marketable stock. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable U.S. Treasury regulations. There can be no assurances, however, that our H Shares or ADSs will be treated, or continue to be treated, as marketable stock.

If you own (or owned) H Shares or ADSs while we are (or were) a PFIC and you make a Mark-to-Market Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Rather, you generally will be required to recognize ordinary income for any increase in the fair market value of the H Shares or ADSs for each taxable year that we are a PFIC. You will also be allowed to deduct as an ordinary loss any decrease in the fair market value to the extent of net marked-to-market gain previously included in prior years. Your adjusted tax basis in the H Shares or ADSs will be adjusted to reflect the amount included or deducted.

The Mark-to-Market Election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the H Shares or ADSs cease to be marketable stock or the IRS consents to the revocation of the election. You should consult your own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

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

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31 of each year. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short- swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Our market risk exposures primarily consist of fluctuations in oil and gas prices, exchange rates and interest rates.

Commodity Price Risk

We are exposed to commodity price risk related to price volatility of crude oil and refined oil products.

At the end of July 2019, crude oil inventories were below normal levels. In order to ensure market supply, 1.42 million barrels of Saudi Crude oil were borrowed from Sinopec Group Petroleum Commercial Reserve Co., Ltd. according to the actual production demand of oil, and the monthly weighted balance price was $ 62.63/ barrel. The price of the international crude oil market dropped sharply at the beginning of 2020, and to lock in the cost of oil, in February and March, the Company bought 1.42 million barrels of Dubai oil swaps in May and November. The operation has no risk exposure, and the maximum possible loss is RMB0 and the comprehensive income is RMB238 million.

In May 2020, the price of crude oil was at a low level rarely seen in history. It was estimated that the price of crude oil in the second half of 2020 would rebound substantially with the stabilization of the epidemic situation, and tend to the normal price level. In order to avoid the risk of rising crude oil purchase price, we bought 400 thousand barrels of Dubai oil swaps in November and December at an average price of about $33/barrel. The operation has no risk exposure, and the maximum possible loss is RMB0, and the comprehensive income is RMB33.6614 million.

See Item 3. Key Information – D. Risk Factors—Our operations may be adversely affected by the cyclical nature of the petroleum and petrochemical markets and by the volatility of prices of crude oil and petrochemical products.

Interest Rate Risk

We are subject to risk resulting from fluctuations in interest rates. Our borrowings are fixed and variable rate bank and other borrowings, with original maturities ranging from 1 to 5 years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. We had no program of interest rate hedging activities and did not engage in any such activities in 2019 or 2020.

The following table provides information, by maturity date, regarding our interest rate sensitive financial instruments, which consist of fixed and variable rate short term and long term debt obligations, as of December 31, 2020 and 2019.

	As of December 31, 2020
	2021	2022	2023	2024	2025	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—
In RMB	1,500,000	—	—	—	—	1,500,000	1,500,000
Average interest rate(1)	2.60%	—	—	—	—	2.60%	2.60%
Variable rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—
In RMB	48,000	—	—	—	—	48,000	48,000
Average interest rate(1)	3.70%	—	—	—	—	3.70%	3.70%

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

	As of December 31, 2019
	2020	2021	2022	2023	2024	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—
In RMB	1,500,000	—	—	—	—	1,500,000	1,500,000
Average interest rate(1)	3.30%	—	—	—	—	3.30%	3.30%
Variable rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—
In RMB	47,600	—	—	—	—	47,600	47,600
Average interest rate(1)	4.52%	—	—	—	—	4.52%	4.52%

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

Exchange Rate Risk

We are also exposed to foreign currency exchange rate risk as a result of our foreign currency denominated short term borrowing and, to a limited extent, cash and cash equivalents denominated in foreign currencies. The following table provides information, by maturity date, regarding our foreign currency exchange rate sensitive financial instruments, which consist of cash and cash equivalents, short term debt obligations as of December 31, 2020 and 2019.

As of December 31, 2020
	2021	2022	2023	2024	2025	Thereafter	Total Recorded Amount	Fair Value
(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments
Cash and cash equivalents:
In Hong Kong Dollars	—	—	—	—	—	—	—	—
In U.S. Dollars	207,727—		—	—	—	—	207,727	207,727
In Euro	—	—	—	—	—	—	—	—
In Japanese Yen	—	—	—	—	—	—	—	—
In Swiss Frank	—	—	—	—	—	—	—	—
Debt:
Fixed rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—	—
Variable rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

As of December 31, 2019
	2020	2021	2022	2023	2024	Thereafter	Total Recorded Amount	Fair Value
(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments
Cash and cash equivalents:
In Hong Kong Dollars	—	—	—	—	—	—	—	—
In U.S. Dollars	336,078	—	—	—	—	—	336,078 336,078
In Euro	—	—	—	—	—	—	—	—
In Japanese Yen	—	—	—	—	—	—	—	—
In Swiss Frank	—	—	—	—	—	—	—	—
Debt:
Fixed rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—	—
Variable rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance and withdrawal of ADSs, including issuances resulting from a distribution of shares or rights or other property
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by The Bank of New York Mellon to ADS registered holders
A fee of $.05 (or less) per ADS (or portion thereof) Registration or transfer fees	Any cash distribution made pursuant to the Deposit Agreement Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of The Bank of New York Mellon	Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement);
Converting foreign currency to U.S. Dollars
Taxes and other governmental charges The Bank of New York Mellon or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by The Bank of New York Mellon or its agents for servicing the deposited securities	As necessary

12.D.4 Fees and Other Payments Made by the Bank of New York Mellon

From January 1, 2020 through March 31, 2021, a total of U.S.$0 was paid by the Bank of New York Mellon on our behalf for our ADSs program.

The standard out-of-pocket maintenance costs for our ADSs program were U.S.$138,516.75, which have been waived by the Bank of New York Mellon.

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

Our management assessed the effectiveness of our internal control over financial reporting based upon the criteria established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of December 31, 2020. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020 based on these criteria.

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

(d). Changes in Internal Control over Financial Reporting.

For the year ended December 31, 2020, there have been no changes to our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table summarizes the fees charged by PwC, our principal accountant, for certain services rendered to us during 2019 and 2020.

	For the year ended December 31,
	(in thousands of RMB)
	2019	2020
Audit fees (1)	7,800	7,800
All other fees (2)	—	—
Total	7,800	7,800

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
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

On March 24, 2021, the board of directors of the Company resolved, as recommended by our audit committee, to propose to change our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, after the completion of the audit of our consolidated financial statements as of and for the year ended December 31, 2020 and the effectiveness of our internal control over financial reporting as of December 31, 2020. Such change in our independent registered public accounting firm is due to the relevant regulations issued by the Ministry of Finance and the State-Owned Assets Supervision and Administration Commission of the State Council of the PRC. According to the relevant regulations, there are restrictions in respect of the number of years of audit services that an accounting firm can continuously provide to a central state-owned enterprise and its subsidiaries. As a result, PricewaterhouseCoopers Zhong Tian LLP will be dismissed at completion of their term as the independent registered public accounting firm in connection with the relevant regulations with effect from the conclusion of the forthcoming annual general meeting of the Company and will not be re-appointed.

During the two most recent fiscal years and through April 28, 2021, there have been no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F) with PricewaterhouseCoopers Zhong Tian LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers Zhong Tian LLP would have caused it to make reference thereto in their report on the consolidated financial statements for such years.

During the two most recent fiscal years and through April 28, 2021, there have been no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

The audit reports of PricewaterhouseCoopers Zhong Tian LLP on the consolidated financial statements of Sinopec Shanghai Petrochemical Company Limited as of and for the years ended December 31, 2019 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

We provided a copy of this disclosure to PricewaterhouseCoopers Zhong Tian LLP and requested that PricewaterhouseCoopers Zhong Tian LLP furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from PricewaterhouseCoopers Zhong Tian LLP addressed to the SEC, dated April 28, 2021, is filed as Exhibit 15.1.

On March 24, 2021, our board of directors resolved, as recommended by our audit committee, to propose to appoint KPMG as our independent registered public accounting firm, which appointment is subject to approval by the shareholders of the Company at the annual general meeting for the year 2020. During the two most recent fiscal years and through April 28, 2021, neither we nor anyone on our behalf consulted KPMG regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the registrant’s financial statements, or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F) with KPMG or a “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F). Also, during the two most recent fiscal years and through April 28, 2021, we have not obtained any written report or oral advice from KPMG that KPMG concluded was an important factor considered by us in reaching a decision as to an accounting, auditing or financial reporting issue.

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

No similar requirements.

Nominating/Corporate Governance Committee	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	The board of directors can establish a nominating committee if the shareholders pass resolutions to establish such a committee. A majority of the directors on the committee shall be independent directors, who shall act asthe convener. The board of directors, which formulates relevant written guidelines with respect to the nomination of directors, has established a nominating committee with a majority of the members being independent directors.

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

Strategy Committee

N/A

Each listed company must maintain an internal audit function to provide management and the audit committee with ongoing assessments of the listed company’s risk management processesand system of internal controls.

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

The Company has complied with the above mentioned rules.

Code of Ethics for Directors, Officers and Employees	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Each listed company may determine its own policies, but all listed companies should address the most important topics, including, among others, conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of listed company assets, compliance with laws, rules and regulations (including insider trading laws),and encouraging the reporting of any illegal or unethical behavior.	There is no such requirement for a code for ethics in China. As the directors and officers of the Company have all signed a Director Service Agreement, however, they are bound by their fiduciary duties to the Company. In addition, the directors and officers must perform their legal duties in accordance with the PRC Company Law, relevant requirements of CSRC and Mandatory Provisions to the Charter of Companies Listed Overseas.

Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards and he or she must promptly notify the NYSE in writing of any non-compliance with any applicable provisions of Section 303A.	No similar requirements.

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

SECCO was deemed a significant equity investee under Rule 3-09 of Regulation S-X for the fiscal years ended December 31, 2019 and December 31, 2020. As such, the financial statements of SECCO required by Rule 3-09 of Regulation S-X are provided as Exhibit 99.1 to this Annual Report on Form 20-F.

ITEM 18.	FINANCIAL STATEMENTS.

See pages F1 to F91.

ITEM 19.	EXHIBITS.

No.	Exhibit

1.1	Translation of the amended and restated Articles of Association of Sinopec Shanghai Petrochemical Company Limited as approved in the First Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2018 on November 8, 2018 (incorporated by reference to our Form 6-K (File No.001-12158) filed with the Commission on November 8, 2018).

2.	Amended and Restated Deposit Agreement between Sinopec Shanghai Petrochemical Company Limited and The Bank of New York Mellon dated May 11, 2011(incorporated by reference to Exhibit 2 of our annual report on Form 20-F (File No. 001-12158) filed with the Commission on April 30, 2012).

4.1	Translation of the renewed Product Supply and Sales Services Framework Agreement among Sinopec Shanghai Petrochemical Company Limited, China Petroleum & Chemical Corporation and China Petrochemical Corporation as approved in the First Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2016 on October 18, 2016 (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F Amendment No.1 (File No.001-12158) filed with the Commission on September 14, 2017).

4.2	Translation of the renewed Comprehensive Services Framework Agreement between Sinopec Shanghai Petrochemical Company Limited and China Petrochemical Corporation as approved in the First Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2016 on October 18, 2016 (incorporated by reference to Exhibit 4.2 of our annual report on Form 20-F Amendment No.1 (File No.001-12158) filed with the Commission on September 14, 2017).

4.3	Translation of the Property Right Transaction Agreement with Sinopec Sales Company Limited as approved in the eighteenth meeting of the seventh session of the board of directors of Sinopec Shanghai Petrochemical Company Limited on December 5, 2013 (incorporated by reference to Exhibit 4.3 of our annual report on Form 20-F (File No.001-12158) filed with the Commission on April 30, 2014).

4.4	English summary of principal terms of the Share Option Scheme as adopted at the second meeting of the eighth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited on August 15, 2014 (incorporated by reference to Appendix I of our Form 6-K (File No.001-12158) filed with the Commission on November 6, 2014).

8*	A list of subsidiaries of Sinopec Shanghai Petrochemical Company Limited.

12.1*	Certification of President Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1*	Certification of President Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1*	Letter from PricewaterhouseCoopers Zhong Tian LLP regarding Item 16F of this annual report.

99.1*	Financial statements of SECCO and Report of Independent Auditor

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF *	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 28, 2021	/s/ DU JUN
Du Jun, Chief Financial Officer

Report of Independent Registered Public Accounting Firm

2021/SH-0118

(Page 1 /3)

To the Board of Directors and Shareholders of Sinopec Shanghai Petrochemical Company Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Sinopec Shanghai Petrochemical Company Limited and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

2021/SH-0118

(Page 2 /3)

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

2021/SH-0118

(Page 3 /3)

Critical Audit Matters (Continued)

Net realizable value (NRV) of raw materials, work in progress and finished goods

As described in Notes 2.16, 5 and 22 to the consolidated financial statements, the gross balances of raw materials, work in progress and finished goods were RMB 3,856,848 thousands, against which NRV provisions of RMB 168,733 thousands were set aside as at December 31, 2020. The Company is principally engaged in processing of crude oil into petroleum products and other chemical products. The crude oil can be processed into various finished goods by different processing procedures. Inventories are stated at the lower of cost and NRV. The NRV was determined based on the estimated selling prices less the estimated costs to completion, if relevant, other costs necessary to make the sale, and related taxes. Determination of estimated selling prices of work in progress and finished goods, estimated costs to completion, other costs necessary to make the sale and related taxes required significant management judgements, taking into consideration of historical information and future market trend.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the determination of NRV of the raw materials, work in progress and finished goods. These procedures also included, among others, testing management’s process for determining the NRV of raw materials, work in progress and finished goods; evaluating the reasonableness of management’s estimates of costs to completion, other costs necessary to make the sale and related taxes by considering the relevant historical actual performance; and evaluating the reasonableness of management’s significant assumptions in determining estimated selling prices. Evaluating management’s assumptions in determining estimated selling prices on a test basis involved comparing the estimated selling prices to applicable actual selling prices and market price information; evaluating the assumptions relating to future market trend considering changes in market supplies, customer demands, technology developments and relevant industry policies by corroborating with public data or research information and referencing to the industry knowledge.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 28, 2021

We have served as the Company’s auditor since 2013.

Sinopec Shanghai Petrochemical Company Limited

Consolidated Income Statement

For the years ended 31 December 2018, 2019 and 2020

		Year ended 31 December
	Note	2018		2019		2020
		RMB’000		RMB’000		RMB’000
Revenue	6		107,688,907		100,269,667		74,623,575
Sales taxes and surcharges			(12,075,424)		(12,213,927)		(13,062,710)

Net sales			95,613,483		88,055,740		61,560,865
Cost of sales	11		(89,838,977)		(86,467,995)		(61,901,114)

Gross profit			5,774,506		1,587,745		(340,249)

Selling and administrative expenses	11		(536,114)		(549,885)		(486,323)
Net impairment losses on financial assets	4.1(c)		(39)		59		120,916
Other operating income	7		202,617		150,714		148,676
Other operating expenses	8		(32,548)		(21,925)		(24,686)
Other gains - net	9		176,690		153,864		115,430

Operating profit			5,585,112		1,320,572		(466,236)

Finance income	10		443,661		416,747		431,228
Finance expenses	10		(106,249)		(53,784)		(98,954)

Finance income – net			337,412		362,963		332,274

Share of net profit of associates and joint ventures accounted for using the equity method	21		885,597		972,593		724,740

Profit before income tax			6,808,121		2,656,128		590,778
Income tax (expense)/credit	13		(1,471,903)		(428,963)		65,620

Profit for the year			5,336,218		2,227,165		656,398

Profit attributable to:
- Owners of the Company			5,336,331		2,215,728		645,072
- Non-controlling interests			(113)		11,437		11,326

			5,336,218		2,227,165		656,398

Earnings per share attributable to owners of the Company for the year (expressed in RMB per share)
Basic earnings per share	14	RMB	0.493	RMB	0.205	RMB	0.060

Diluted earnings per share	14	RMB	0.493	RMB	0.205	RMB	0.060

Earnings per ADS attributable to owners of the Company for the year (expressed in RMB per ADS)
Basic earnings per ADS	14	RMB	49.303	RMB	20.452	RMB	5.96

Diluted earnings per ADS	14	RMB	49.303	RMB	20.452	RMB	5.96

The above consolidated income statement should be read in conjunction with the accompanying notes.

Wu Haijun	Du Jun
Chairman	Vice General Manager and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Comprehensive Income

For the years ended 31 December 2018, 2019 and 2020

		Year ended 31 December
	Note	2018	2019	2020
		RMB’000	RMB’000	RMB’000
Profit for the year		5,336,218	2,227,165	656,398

Other comprehensive (loss)/income

Items that may be reclassified to profit or loss
Share of other comprehensive (loss)/income of associates and joint ventures accounted for using the equity method	28	(7,014)	7,449	(11,512)

Other comprehensive (loss)/income for the year, net of tax		(7,014)	7,449	(11,512)

Total comprehensive income for the year		5,329,204	2,234,614	644,886

Attributable to:
– Owners of the Company		5,329,317	2,223,177	633,560
– Non-controlling interests		(113)	11,437	11,326

Total comprehensive income for the year		5,329,204	2,234,614	644,886

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Wu Haijun	Du Jun
Chairman	Vice General Manager and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Consolidated Balance Sheet

As at 31 December 2019 and 2020

		As at 31 December
	Note	2019	2020
		RMB’000	RMB’000
Assets

Non-current assets
Property, plant and equipment	17	11,300,797	11,713,022
Right-of-use assets	16	343,860	410,801
Investment properties	18	367,468	367,586
Construction in progress	19	1,815,549	1,710,124
Investments accounted for using the equity method	21	5,208,758	5,387,834
Deferred tax assets	13	150,832	252,121
Financial assets at fair value through other comprehensive income	23(d)	5,000	5,000
Time deposits with banks	23(c)	3,511,234	7,042,840
Other non-current assets	15	481,414	424,959

		23,184,912	27,314,287

Current assets
Inventories	22	6,754,434	3,888,746
Financial assets at fair value through other comprehensive income	23(d)	1,540,921	1,207,114
Financial assets at fair value through profit or loss	23(e)	3,318,407	—
Derivative financial assets	4.1(a)	263	—
Trade receivables	23(a)	120,739	113,163
Other receivables	23(a)	26,101	18,101
Prepayments	24	23,767	19,552
Amounts due from related parties	23(a), 24, 29(c)	1,565,993	1,092,316
Cash and cash equivalents	23(b)	7,449,699	6,916,408
Time deposits with banks	23(c)	1,508,839	4,049,443

		22,309,163	17,304,843

Total assets		45,494,075	44,619,130

Sinopec Shanghai Petrochemical Company Limited

Consolidated Balance Sheet (Continued)

As at 31 December 2019 and 2020

		As at 31 December
	Note	2019	2020
		RMB’000	RMB’000
Equity and liabilities

Equity attributable to owners of the Company
Share capital	27	10,823,814	10,823,814
Reserves	28	19,039,474	18,374,176

		29,863,288	29,197,990
Non-controlling interests		130,560	136,985

Total equity		29,993,848	29,334,975

Liabilities

Non-current liabilities
Lease liabilities	16	10,593	3,119
Deferred tax liabilities	13	—	35,357
Deferred income	26	10,005	13,433

		20,598	51,909

Current liabilities
Borrowings	23(f)	1,547,600	1,548,000
Short-term bonds	23(g)	—	3,017,811
Lease liabilities	16	11,450	9,352
Derivative financial liabilities	4.1(a)	799	—
Contract liabilities	25	655,117	495,404
Trade and other payables	23(h)	3,563,435	2,820,083
Amounts due to related parties	23(h), 29(c)	5,708,394	3,656,841
Current tax liabilities		3,577,018	3,420,824
Staff salaries and welfares payable		189,547	244,506
Income tax payable		226,269	19,425

		15,479,629	15,232,246

Total liabilities		15,500,227	15,284,155

Total equity and liabilities		45,494,075	44,619,130

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Wu Haijun	Du Jun
Chairman	Vice General Manager and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Changes in Equity

For the years ended 31 December 2018, 2019 and 2020

		Attributable to owners of the Company
	Note	Share capital	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2018		10,814,177	4,287,799	13,128,257	28,230,233	285,307	28,515,540

Profit/(loss) for the year		—	—	5,336,331	5,336,331	(113)	5,336,218
Other comprehensive loss	28	—	(7,014)	—	(7,014)	—	(7,014)

Total comprehensive (loss)/income for the year		—	(7,014)	5,336,331	5,329,317	(113)	5,329,204

Dividends proposed and approved		—	—	(3,247,144)	(3,247,144)	—	(3,247,144)
Forfeit of share option scheme		—	(13,004)	—	(13,004)	—	(13,004)
Exercise of share option		9,637	27,465	—	37,102	—	37,102
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(6,457)	(6,457)
Appropriation of safety production fund	28	—	57,135	(57,135)	—	—	—
Transactions with non-controlling interests		—	9,559	—	9,559	(162,359)	(152,800)

Balance at 31 December 2018		10,823,814	4,361,940	15,160,309	30,346,063	116,378	30,462,441

		Attributable to owners of the Company
	Note	Share capital	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2019		10,823,814	4,361,940	15,160,309	30,346,063	116,378	30,462,441

Profit for the year		—	—	2,215,728	2,215,728	11,437	2,227,165
Other comprehensive income	28	—	7,449	—	7,449	—	7,449

Total comprehensive income for the year		—	7,449	2,215,728	2,223,177	11,437	2,234,614

Dividends proposed and approved		—	—	(2,705,952)	(2,705,952)	—	(2,705,952)
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(3,266)	(3,266)
Appropriation of safety production fund	28	—	2	(2)	—	—	—
Non-controlling interests of disposed subsidiary		—	—	—	—	6,011	6,011

Balance at 31 December 2019		10,823,814	4,369,391	14,670,083	29,863,288	130,560	29,993,848

Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Changes in Equity (Continued)

For the years ended 31 December 2018, 2019 and 2020

		Attributable to owners of the Company
	Note	Share capital	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2020		10,823,814	4,369,391	14,670,083	29,863,288	130,560	29,993,848

Profit for the year		—	—	645,072	645,072	11,326	656,398
Other comprehensive loss	28	—	(11,512)	—	(11,512)	—	(11,512)

Total comprehensive (loss)/income for the year		—	(11,512)	645,072	633,560	11,326	644,886

Dividends proposed and approved	30	—	—	(1,298,858)	(1,298,858)	—	(1,298,858)
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(4,901)	(4,901)
Appropriation of safety production fund	28	—	88,460	(88,460)	—	—	—

Balance at 31 December 2020		10,823,814	4,446,339	13,927,837	29,197,990	136,985	29,334,975

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Wu Haijun	Du Jun
Chairman	Vice General Manager and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Cash Flows

For the years ended 31 December 2018, 2019 and 2020

		Year ended 31 December
	Note	2018	2019	2020
		RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	31	8,501,499	5,655,676	1,995,087
Interest paid to related parties		(1,326)	(2,126)	(213)
Interest paid		(34,339)	(61,304)	(71,156)
Income tax paid		(1,806,400)	(534,467)	(243,870)

Net cash generated from operating activities		6,659,434	5,057,779	1,679,848

Cash flows from investing activities
Dividends received from joint ventures and associates		811,473	594,868	561,755
Interest received from related parties		610	1,295	2,088
Interest received from banks excluded structured deposits		393,671	445,105	275,626
Interest received from structured deposits		23,149	86,848	132,690
Net proceeds/(losses) from settlement of derivative financial instrument		16,540	(15,316)	(912)
Net proceeds from disposal of property, plant and equipment	31(b)	210,122	67,503	59,642
Proceeds from disposal of a subsidiary		9,600	—	—
Cash held by the subsidiary before acquisition	20	—	—	54
Cash received from entrusted lending		12,000	—	—
Cash received from structured deposits		—	3,200,000	10,900,000
Cash received from time deposits within one year		4,000,000	4,100,000	500,000
Cash payment for time deposits above one year		—	(3,500,000)	(3,500,000)
Cash payment for time deposits within one year		(3,500,000)	(4,100,000)	(3,000,000)
Cash payment for structured deposits		(2,700,000)	(3,800,000)	(7,600,000)
Cash payment for acquisition of an associate	21	—	(248,184)	(27,603)
Cash payment for acquisition of a subsidiary	20	—	—	(340,369)
Cash payment for equity instruments		—	(5,000)	—
Payments for sale of financial assets at fair value through other comprehensive income		—	(19,513)	(9,513)
Cash held by the subsidiary before disposal		(18,529)	(404)	—
Purchases of property, plant and equipment and other long-term assets from related parties		(143,554)	(83,447)	(178,324)
Purchases of property, plant and equipment and other long-term assets from third parties		(1,043,451)	(1,346,964)	(1,662,662)

Net cash used in investing activities		(1,928,369)	(4,623,209)	(3,887,528)

Cash flows from financing activities
Proceeds from borrowings from related parties		50,000	—	—
Proceeds from borrowings from banks		2,486,759	4,755,100	3,458,100
Proceeds from short-term bonds		—	—	2,998,469
Proceeds from exercising share option scheme		37,102	—	—
Repayments of borrowings to related parties		(50,000)	—	—
Repayments of borrowings to banks		(2,596,157)	(3,695,208)	(3,460,556)
Cash payment of acquisition of non-controlling interests		(152,800)	—	—
Dividends paid to the Company’s shareholders		(3,275,656)	(2,704,864)	(1,293,736)
Dividends paid by subsidiaries to non-controlling interests		(6,457)	(3,266)	(4,901)
Principal elements of lease payments	31(a)	—	(89,124)	(15,586)

Net cash (used in)/generated from financing activities		(3,507,209)	(1,737,362)	1,681,790

Net increase/(decrease) in cash and cash equivalents		1,223,856	(1,302,792)	(525,890)
Cash and cash equivalents at beginning of the year	23(b)	7,504,266	8,741,893	7,449,699
Exchange gains/(losses) on cash and cash equivalents		13,771	10,598	(7,401)

Cash and cash equivalents at end of the year	23(b)	8,741,893	7,449,699	6,916,408

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Wu Haijun	Du Jun
Chairman	Vice General Manager and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements

For the year ended 31 December 2020

1	General information

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

Sinopec Group completed its reorganization on 25 February 2000. After the reorganization, China Petroleum & Chemical Corporation (“Sinopec Corp.”) was established. As part of the reorganization, Sinopec Group transferred its 4,000,000,000 of the Company’s state-owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp..

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

For the year ended 31 December 2020

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

As at 31 December 2020, total shares of the Company were 10,823,814 thousands (31 December 2019: 10,823,814 thousands).

The Company and its subsidiaries (“the Group”) are principally engaged in processing crude oil into synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products.

These consolidated financial statements are presented in thousands of Renminbi Yuan (RMB), unless otherwise stated. These financial statements have been approved for issue by the Board of Directors on 28 April 2021.

2	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities (including derivative instruments) measured at fair value.

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

2.1.1	Changes in accounting policy and disclosures

(a)	New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 January 2020:

•	Definition of Material – Amendments to IAS 1 and IAS 8

•	Definition of a Business – Amendments to IFRS 3

•	Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39 and IFRS 7

•	Revised Conceptual Framework for Financial Reporting

•	Covid-19-related Rent Concessions – Amendments to IFRS 16

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2020

2	Summary of significant accounting policies (continued)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures (continued)

(b)	New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2020 reporting periods and have not been early adopted by the Group:

•	IFRS 17 ‘Insurance Contracts’, effective for the accounting period beginning on or after 1 January 2023;

•	Classification of Liabilities as Current or Non-current – Amendments to IAS 1, effective for the accounting period beginning on or after 1 January 2023;

•	Property, Plant and Equipment: Proceeds before intended use – Amendments to IAS 16, effective for the accounting period beginning on or after 1 January 2022;

•	Reference to the Conceptual Framework – Amendments to IFRS 3, effective for the accounting period beginning on or after 1 January 2022;

•	Onerous Contracts – Cost of Fulfilling a Contract Amendments to IAS 37, effective for the accounting period beginning on or after 1 January 2022;

•	Annual Improvements to IFRS Standards 2018 – 2020 Cycle, effective for the accounting period beginning on or after 1 January 2022;

•	Interest rate benchmark (IBOR) reform – phase 2, effective for the accounting period beginning on or after 1 January 2021, and

•	Sale or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28, effective date has not been finalized.

These standards are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

2.2	Subsidiaries

2.2.1	Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

(a)	Business combinations

The acquisition method of accounting is used to account for all business combinations by the Group, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

•	fair values of the assets transferred

•	liabilities incurred to the former owners of the acquired business

•	equity interests issued by the Group

•	fair value of any asset or liability resulting from a contingent consideration arrangement, and

•	fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2020

2	Summary of significant accounting policies (continued)

2.2	Subsidiaries (continued)

2.2.1	Consolidation (continued)

(a)	Business combinations (continued)

The excess of the:

•	consideration transferred,

•	amount of any non-controlling interest in the acquired entity, and

•	acquisition-date fair value of any previous equity interest in the acquired entity

Over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the income statement as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in the income statement.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated balance sheet, consolidated income statement, statement of comprehensive income and changes in equity respectively.

(b)	Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Group.

When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in the income statement. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2020

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

Associates are all entities over which the Group has significant influence but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investments in associates include goodwill identified on acquisition. Upon the acquisition of the ownership interest in an associate, any difference between the cost of the associate and the Group’s share of the net fair value of the associate’s identifiable assets and liabilities is accounted for as goodwill.

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2020

2	Summary of significant accounting policies (continued)

2.4	Joint arrangements

Under IFRS 11 ‘Joint Arrangements’ investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures. Joint ventures are accounted for using the equity method.

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

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in Note 2.11.

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

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are generally recognized in the income statement. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the income statement within Finance income or expenses. All other foreign exchange gains and losses are presented in the income statement within Other gains – net.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2020

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

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2020

2	Summary of significant accounting policies (continued)

2.10	Other non-current assets

Other non-current assets mainly represent patents and catalysts used in production. These assets are carried at cost less accumulated amortization and impairment losses. Other non-current assets are amortized on a straight-line basis over the respective periods of the rights and the estimated useful lives of the catalysts, as follows:

Patents	10-28 years
Catalyst	2-5 years

2.11	Impairment of non-financial assets

Intangible assets that have an indefinite useful life or intangible assets not ready to use are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.12	Investments and financial assets

2.12.1	Classification

The Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss), and

•	those to be measured at amortized cost.

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in the income statement or other comprehensive income (“OCI”). For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (“FVOCI”).

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2020

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

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in the income statement and presented in Other gains - net, together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the consolidated income statement.

•

FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in the income statement. When the financial asset is derecognized, the cumulative gains or losses previously recognized in OCI is reclassified from equity to the income statement and recognized in Other gains - net. Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in Other gains - net and impairment expenses are presented as separate line item in the consolidated income statement.

•

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in the income statement and presented net within Other gains - net in the period in which it arises.

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

Changes in the fair value of financial assets at FVPL are recognized in Other gains - net in the consolidated income statement as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2020

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

2.14	Derivative and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges).

At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking its hedge transactions.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2020

2	Summary of significant accounting policies (continued)

2.14	Derivative and hedging activities (continued)

The fair values of derivative financial instruments designated in hedge relationships are disclosed in Note 4.1(a). Movements in the hedging reserve in shareholders’ equity are shown in Note 28. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

Cash flow hedges that qualify for hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statement, within Other gains – net.

Where option contracts are used to hedge forecast transactions, the Group designates only the intrinsic value of the options as the hedging instrument.

Gains or losses relating to the effective portion of the change in intrinsic value of the options are recognized in the cash flow hedge reserve within equity. The changes in the time value of the options that relate to the hedged item (‘aligned time value’) are recognized within OCI in the costs of hedging reserve within equity.

When forward contracts are used to hedge forecast transactions, the Group generally designates only the change in fair value of the forward contract related to the spot component as the hedging instrument. Gains or losses relating to the effective portion of the change in the spot component of the forward contracts are recognized in the cash flow hedge reserve within equity. The change in the forward element of the contract that relates to the hedged item (‘aligned forward element’) is recognized within OCI in the costs of hedging reserve within equity. In some cases, the entity may designate the full change in fair value of the forward contract (including forward points) as the hedging instrument. In such cases, the gains or losses relating to the effective portion of the change in fair value of the entire forward contract are recognized in the cash flow hedge reserve within equity.

Amounts accumulated in equity are reclassified in the periods when the hedged item affects the income statement, as follows:

•

Where the hedged item subsequently results in the recognition of a non-financial asset (such as inventory), both the deferred hedging gains and losses and the deferred time value of the option contracts or deferred forward points, if any, are included within the initial cost of the asset. The deferred amounts are ultimately recognized in the income statement as the hedged item affects profit or loss (for example through cost of sales).

•

The gain or loss relating to the effective portion of the interest rate swaps hedging variable borrowings is recognized in the income statement within finance cost at the same time as the interest expense on the hedged borrowings.

When a hedging instrument expires, or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset such as inventory. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to Other gains – net.

Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in the income statement and are included in Other gains – net.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2020

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

2.17	Trade receivables and other receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of trade receivables and other receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables and other receivables are recognized initially at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method, less allowance for impairment. See Note 2.12.4 for a description of the Group’s impairment policies.

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

For the year ended 31 December 2020

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

Other borrowing costs are expensed in the period in which they are incurred.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2020

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

For the year ended 31 December 2020

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

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to present value.

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

For the year ended 31 December 2020

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

(b)	Overseas shipping services

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

For the year ended 31 December 2020

2	Summary of significant accounting policies (continued)

2.29	Interest income

Interest income from financial assets at FVPL is included in Other gains - net, see Note 9 below. Interest income on financial assets at amortized cost and financial assets at FVOCI calculated using the effective interest method is recognized in the consolidated income statement as part of other income.

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

The Group has changed its accounting policy for leases from 1 January 2019. The impact of the change is described in Note 3.

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

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable,

•	variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date,

•	amounts expected to be payable by the Group under residual value guarantees,

•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2020

2	Summary of significant accounting policies (continued)

2.32	Leases (continued)

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

Payments associated with short-term leases of equipment and vehicles are recognized on a straight-line basis as an expense in the income statement. Short-term leases are leases with a lease term of 12 months or less. A single discount rate was applied to the portfolio of the leases with reasonably similar characteristics.

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

For the year ended 31 December 2020

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

2.35	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (i).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

2.36	Rounding of amounts

All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

Sinopec Shanghai Petrochemical Company Limited

Notes to the Consolidated Financial Statements (Continued)

For the year ended 31 December 2020

3	Changes in accounting policies

This note explains the impact of the adoption of IFRS 16 ‘Leases’ on the Group’s financial statements.

The Group has adopted IFRS 16 ‘Leases’ retrospectively from 1 January 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transition provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on 1 January 2019. The accounting policies are disclosed in Note 2.32 above.

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
For the year ended 31 December 2020

3	Changes in accounting policies (continued)

3.1	Impact of adoption (continued)

(d)	Impact on segment disclosures

As at 31 December 2019 and 31 December 2020, allocated assets and allocated liabilities increased as a result of the change in accounting policy. Right-of-use assets and lease liabilities are now included in segment assets and liabilities. The following segments were affected by the change in policy:

	As at 31 December
	2019 RMB’000	2020 RMB’000
Addition to allocated assets
Synthetic fibres	9,047	168
Resins and plastics	50,006	12,252
Intermediate petrochemicals	46,320	1,886
Petroleum products	236,531	291,723
Trading of petrochemical products	13	102,296
Others	1,943	2,476

	343,860	410,801

Addition to allocated liabilities
Synthetic fibres	536	155
Resins and plastics	5,177	3,423
Intermediate petrochemicals	2,738	1,719
Petroleum products	13,371	4,618
Trading of petrochemical products	—	—
Others	221	2,556

	22,043	12,471

3.2	Lessor accounting

The Group did not need to make any adjustments to the accounting for assets held as lessor under operating leases as a result of the adoption of IFRS 16.

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

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

Where all relevant criteria are met, hedge accounting is applied to remove the accounting mismatch between the hedging instrument and the hedged item. This will effectively result in recognizing inventory at the fixed foreign currency rate for the hedged purchases.

(a)	Derivatives

The Group has the following derivative financial instruments in the following line items in the balance sheet:

	As at 31 December
	2019 RMB’000	2020 RMB’000
Current derivative financial instrument assets
Foreign exchange options	263	—

Current derivative financial instrument liabilities
Foreign exchange options	799	—

(i)	Classification of derivatives

Derivatives are only used for economic hedging purposes and not as speculative investments. However, where derivatives do not meet the hedge accounting criteria, they are classified as ‘held for trading’ for accounting purposes and are accounted for at fair value through profit or loss. They are presented as current assets or liabilities to the extent they are expected to be settled within 12 months after the end of the reporting period.

The Group’s accounting policy for its cash flow hedges is set out in Note 2.14.

(ii)	Fair value measurement

For information about the methods and assumptions used in determining the fair value of derivatives refer to Note 4.3.

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(a)	Derivatives (continued)

(iii)	Hedging reserves

The Group’s cash flow hedging reserve disclosed in Note 28 relate to the following hedging instruments:

Swaps contracts
RMB’000
As at 31 December 2019	—
Add: Change in fair value of hedging instrument recognized in OCI	(63,840)
Less: Reclassified to the cost of inventory – not included in OCI	63,840

As at 31 December 2020	—

(iv)	Amounts recognized in the income statement

In addition to the amounts disclosed in the reconciliation of hedging reserves above, the following amounts were recognized in the income statement in relation to derivatives:

	2019 RMB’000	2020 RMB’000
Net losses on foreign exchange options not qualifying as hedges included in Other gains – net (Note 9)	(12,315)	(376)

Hedge effectiveness

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments, to ensure that an economic relationship exists between the hedged item and hedging instrument.

The Group enters into commodity swaps contracts that have similar critical terms as the hedged item, such as reference rate, payment dates, transaction price, crude oil variety and crude oil quantity.

Hedge ineffectiveness for commodity swaps contracts may occur due to the changes in value of the hedged item. There was no recognized ineffectiveness during the year ended 31 December 2020 in relation to the commodity swaps.

(b)	Market risk

(i)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Nevertheless the Group is exposed to foreign exchange risk arising from the recognized assets and liabilities (mainly trade receivables and payables), and future transactions denominated in foreign currencies, primarily with respect to US dollar. The Group’s finance department at its headquarter is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimize the foreign exchange risk. For the years ended 31 December 2019 and 2020, the Group uses foreign exchange option contracts to mitigate its exposure to foreign exchange risk respect to US dollar. As at 31 December 2020, there were no foreign exchange options that had not been matured. As at 31 December 2019, the nominal amount of US dollar foreign exchange options amounted to RMB 40,754 thousands, which would be matured within six months.

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(b)	Market risk (continued)

(i)	Foreign exchange risk (continued)

As at 31 December 2020, if US dollar had weakened/strengthened by 5% against RMB with all other variables held constant, the Group’s net profit for the year would have been RMB 2,401 thousands decreased/increased (31 December 2019: RMB 13,699 thousands increased/decreased in net profit) before considering the impact of foreign exchange option contracts as a result of foreign exchange gains/losses on translation of foreign currencies denominated trade receivables and payables.

The aggregate net foreign exchange gains/(losses) recognized in the income statement were:

	2019 RMB’000	2020 RMB’000
Net foreign exchange gains included in Other gains – net (Note 9)	2,648	12,248
Net foreign exchange gains/(losses) included in Finance income/(expenses) (Note 10)	18,571	(5,514)

Total net foreign exchange recognized in profit before income tax for the year	21,219	6,734

(ii)	Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from short-term interest bearing borrowings and short-term bonds. Borrowings obtained at variable rates expose the Group to cash flow interest rate risk. Borrowings obtained at fixed rates expose the Group to fair value interest rate risk. The Group determines the relative proportions of its fixed rate and floating rate contracts depending on the prevailing market conditions. As at 31 December 2020, the Group’s short-term borrowings denominated with floating rates amounted to RMB 48,000 thousands, which represented 3% of total borrowing balance (31 December 2019: RMB 47,600 thousands, representing 3% of total borrowing balance).

The Group’s finance department at its headquarter continuously monitors the interest rate position of the Group. Increases in interest rates will increase the cost of new borrowing and the interest expenses with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. The Group makes adjustments timely with reference to the latest market conditions and may enter into interest rate swap agreements to mitigate its exposure to interest rate risk. For the years ended 31 December 2019 and 2020, the Group did not enter into any interest rate swap agreements.

As at 31 December 2020, if interest rates on the floating rate borrowings had risen/fallen by 50 basis points while all other variables had been held constant, the Group’s net profit would have decreased/increased by approximately RMB 180 thousands (31 December 2019: RMB 179 thousands), mainly as a result of higher/lower interest expense on floating rate borrowings.

(iii)	Commodity price risk

The Group principally engages in processing crude oil into synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. The selling price of petroleum products is periodically adjusted by government department based on the market price adjustment mechanism, and generally in connection with the crude oil price. The selling prices of synthetic fibers, resins and plastics and intermediate petrochemicals are market prices. For the year ended 31 December 2020, the Group used swaps contracts to manage a portion of this risk as the fluctuation of crude oil price could have significant impact on the Group.

As at 31 December 2020, the Group had no unexpired commodity contracts of crude oil designed as hedging instruments for cash flow hedges (31 December 2019: Nil).

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(c)	Credit risk

(i)	Risk management

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

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(c)	Credit risk (continued)

(ii)	Impairment of financial assets

The Group has three types of financial assets that are subject to the expected credit loss model:

•	Trade receivables for sales of goods and from the providing services,

•	Other financial assets carried at amortised cost, and

•	Debt instruments carried at FVOCI

While cash and cash equivalents, time deposits with banks and bills receivable are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

Trade receivables

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables (including trade receivables with related parties) and financial assets at fair value through other comprehensive income.

To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due.

The expected credit loss rates are based on the payment profiles of sales over a period of 36 months before 31 December 2019 and 31 December 2020 respectively and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

Impairment losses on trade receivables are presented as Net reversal of impairment losses on financial assets within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

Other financial assets at amortised cost

Other financial assets at amortized cost include other receivables.

As at 31 December 2019 and 31 December 2020, the internal credit rating of other receivables were all performing. The Group has assessed that the expected credit losses for these receivables are not material under the 12 months expected losses method.

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(c)	Credit risk (continued)

(ii)	Impairment of financial assets (continued)

Management considered the internal credit risk of other receivable including receivables from related parties were performing as they have a low risk of default and the counterparties have a strong capacity to meet its contractual cash flow obligations in the near term, and thus the impairment provision recognized during the period was limited to 12 months expected losses.

The provision/(reversal) for loss allowance were recognized in the income statement in Net reversal of impairment losses on financial assets.

Trade and other receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group, and a failure to make contractual payments for a period of greater than 120 days past due.

Impairment losses on trade and other receivables are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

Debt instruments carried at FVOCI

Debt instruments carried at FVOCI include trade receivables and bills receivable with a business model which is achieved both by collecting contractual cash flows and selling of these assets. The loss allowance for debt instruments is recognized in the income statement and reduces the fair value loss otherwise recognized in OCI.

As at 31 December 2019 and 31 December 2020, no loss allowance was provided for financial assets at FVOCI.

(iii)	Net reversal of impairment losses on financial assets recognized in the income statement

During the year, the following recoveries/(losses) were recognized in Net reversal of impairment losses on financial assets in relation to impaired financial assets:

	2019 RMB’000	2020 RMB’000
Impairment losses
- movement in loss allowance for trade receivables	—	(634)
Recoveries on previously written off receivables (Note 23(a))	—	121,550
Reversal of previous impairment losses	59	—

Net reversal of impairment losses on financial assets	59	120,916

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(c)	Credit risk (continued)

(iv)	Financial assets at fair value through profit or loss

The Group is also exposed to credit risk in relation to investments such as structured deposits and derivative financial instruments, which are measured at fair value through profit or loss. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

(d)	Liquidity risk

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

The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and its ability to obtain adequate external financing to support its working capital and meet its debt obligation when they become due. As at 31 December 2020, the Group had credit facilities with several PRC financial institutions which provided the Group to draw down or to guarantee the issuance of the bills of lading to RMB 32,516,787 thousands, within which amounted to RMB 27,350,766 thousands were unused. The maturity dates of the unused facility amounted to RMB 14,167,750 thousands will be after 31 December 2021. Management assessed that all the facilities could be renewed upon the expiration dates.

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. As at 31 December 2020, the Group held cash and cash equivalents of RMB 6,916,408 thousands (31 December 2019: RMB 7,449,699 thousands) (Note 23(b)) and trade receivables (including trade receivables with related parties and those carried at FVOCI) of RMB 1,469,431 thousands (31 December 2019: RMB 2,376,098 thousands), that are expected to readily generate cash inflows for managing liquidity risk.

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(d)	Liquidity risk (continued)

Contractual maturities of financial liabilities 31 December 2019	Less than 1 year RMB’000	Between 1 and 2 years RMB’000	Between 2 and 5 years RMB’000	Over 5 years RMB’000	Total RMB’000
Non-derivatives
Borrowings	1,575,176	—	—	—	1,575,176
Lease liabilities	11,700	8,846	2,435	495	23,476
Bills payables	673,900	—	—	—	673,900
Trade payables	2,142,402	—	—	—	2,142,402
Other payables	747,133	—	—	—	747,133
Amounts due to related parties	5,702,728	—	—	—	5,702,728

	10,853,039	8,846	2,435	495	10,864,815

Derivatives
Derivative financial instruments	799	—	—	—	799

Contractual maturities of financial liabilities 31 December 2020	Less than 1 year RMB’000	Between 1 and 2 years RMB’000	Between 2 and 5 years RMB’000	Over 5 years RMB’000	Total RMB’000
Non-derivatives
Borrowings	1,558,702	—	—	—	1,558,702
Short-term bonds	3,023,614	—	—	—	3,023,614
Lease liabilities	9,373	2,136	1,090	103	12,702
Bills payables	26,196	—	—	—	26,196
Trade payables	1,294,138	—	—	—	1,294,138
Other payables	1,498,503	—	—	—	1,498,503
Amounts due to related parties	3,655,724	—	—	—	3,655,724

	11,066,250	2,136	1,090	103	11,069,579

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

4	Financial risk management (continued)

4.2	Capital management

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

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings and short-term bonds less cash and cash equivalents. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.

As cash and cash equivalents exceed total borrowings and short-term bonds, which was resulted primarily from profitability, there was no net debt as at 31 December 2019 and 31 December 2020.

4.3	Fair value estimation

The table below analyses the Group’s financial instruments carried at fair value as at 31 December 2019 and 31 December 2020 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

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

•	If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

4	Financial risk management (continued)

4.3	Fair value estimation (continued)

Recurring fair value measurements As at 31 December 2019	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
Financial assets
Financial assets at fair value through other comprehensive income
Trade and bill receivables	—	1,540,921	—	1,540,921
Equity investments	—	—	5,000	5,000
Structured deposits	—	—	3,318,407	3,318,407
Foreign exchange options	—	263	—	263

	—	1,541,184	3,323,407	4,864,591

Financial liabilities
Foreign exchange options	—	799	—	799

Recurring fair value measurements As at 31 December 2020	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
Financial assets
Financial assets at fair value through other comprehensive income
Trade and bill receivables	—	1,207,114	—	1,207,114
Equity investments	—	—	5,000	5,000

	—	1,207,114	5,000	1,212,114

The Group uses discounted cash flow model with inputted interest rate, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits classified as Level 3 financial assets.

Fair value measurements using significant unobservable inputs (level 3).

The following table presents the changes in level 3 items for the periods ended 31 December 2020:

	Equity investments RMB’000	Structured deposits RMB’000	Total RMB’000
As at 31 December 2018	—	2,719,811	2,719,811

Acquisitions	5,000	3,800,000	3,805,000
Disposals	—	(3,200,000)	(3,000,000)
Fair value change	—	(1,404)	(1,404)

As at 31 December 2019	5,000	3,318,407	3,323,407

Acquisitions	—	7,600,000	7,600,000
Disposals	—	(10,900,000)	(10,900,000)
Fair value change	—	(18,407)	(18,407)

As at 31 December 2020	5,000	—	5,000

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

4	Financial risk management (continued)

4.3	Fair value estimation (continued)

Financial assets and financial liabilities not measured at fair value mainly represent time deposits, trade receivables and other receivables, trade and other payables (except for the staff salaries and welfare payables and taxes payables) and borrowings. As at 31 December 2019 and 31 December 2020, these financial assets are expected to be collected in one year or less and these financial liabilities are due within one year or less. As a result, the carrying amounts of these financial assets and liabilities not measured at fair value are a reasonable approximation of their fair value.

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
For the year ended 31 December 2020

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

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

6	Segment information (continued)

2018	Synthetic fibers RMB’000	Resins and plastics RMB’000	Intermediate petrochemicals RMB’000	Petroleum products RMB’000	Trading of petrochemical products RMB’000	Other segments RMB’000	Total RMB’000
Total segment revenue	2,225,594	10,868,758	26,327,039	66,009,608	27,650,410	1,488,856	134,570,265
Inter - segment revenue	—	(138,481)	(13,923,959)	(11,037,010)	(1,090,056)	(691,852)	(26,881,358)

Revenue from external customers	2,225,594	10,730,277	12,403,080	54,972,598	26,560,354	797,004	107,688,907

Timing of revenue recognition
At a point in time	2,225,594	10,730,277	12,403,080	54,972,598	26,537,983	797,004	107,666,536
Over time	—	—	—	—	22,371	—	22,371

	2,225,594	10,730,277	12,403,080	54,972,598	26,560,354	797,004	107,688,907

Total gross (loss)/profit	(537,590)	1,081,206	2,135,060	2,936,678	149,236	9,916	5,774,506

2019	Synthetic fibers RMB’000	Resins and plastics RMB’000	Intermediate petrochemicals RMB’000	Petroleum products RMB’000	Trading of petrochemical products RMB’000	Other segments RMB’000	Total RMB’000
Total segment revenue	2,200,229	10,304,812	24,698,643	66,754,731	21,881,214	1,502,840	127,342,469
Inter - segment revenue	—	(141,101)	(14,187,500)	(11,868,026)	(175,200)	(700,975)	(27,072,802)

Revenue from external customers	2,200,229	10,163,711	10,511,143	54,886,705	21,706,014	801,865	100,269,667

Timing of revenue recognition
At a point in time	2,200,229	10,163,711	10,511,143	54,886,705	21,695,864	801,865	100,259,517
Over time	—	—	—	—	10,150	—	10,150

	2,200,229	10,163,711	10,511,143	54,886,705	21,706,014	801,865	100,269,667

Total gross (loss)/profit	(501,062)	542,015	649,435	750,850	121,193	25,314	1,587,745

2020	Synthetic fibers RMB’000	Resins and plastics RMB’000	Intermediate petrochemicals RMB’000	Petroleum products RMB’000	Trading of petrochemical products RMB’000	Other segments RMB’000	Total RMB’000
Total segment revenue	1,480,576	9,576,944	19,777,574	49,711,547	12,023,744	1,583,236	94,153,621
Inter - segment revenue	—	(101,057)	(11,526,322)	(6,631,343)	(438,634)	(832,690)	(19,530,046)

Revenue from external customers	1,480,576	9,475,887	8,251,252	43,080,204	11,585,110	750,546	74,623,575

Timing of revenue recognition
At a point in time	1,480,576	9,475,887	8,251,252	43,080,204	11,583,709	750,546	74,622,174
Over time	—	—	—	—	1,401	—	1,401

	1,480,576	9,475,887	8,251,252	43,080,204	11,585,110	750,546	74,623,575

Total gross (loss)/profit	(338,633)	1,435,079	724,152	(2,232,013)	88,004	(16,838)	(340,249)

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

6	Segment information (continued)

	2018 RMB’000	2019 RMB’000	2020 RMB’000
Segment result - profit/(loss) from operations
Petroleum products	2,910,063	705,469	(2,198,705)
Resins and plastics	900,440	401,454	1,262,029
Intermediate petrochemicals	1,934,926	413,914	581,597
Trading of petrochemical products	104,900	53,214	42,039
Synthetic fibers	(573,503)	(540,280)	(364,211)
Others	308,286	286,801	211,015

Profit/(loss) from operations	5,585,112	1,320,572	(466,236)
Net finance income	337,412	362,963	332,274
Share of profit of investments accounted for using the equity method	885,597	972,593	724,740

Profit before income tax	6,808,121	2,656,128	590,778

Other profit and loss disclosures

	2018			2019			2020
	Depreciation and amortisation RMB’000	Impairment loss RMB’000	Inventory write down RMB’000	Depreciation and amortisation RMB’000	Impairment loss RMB’000	Inventory write down RMB’000	Depreciation and amortisation RMB’000	Impairment loss RMB’000	Inventory write-down RMB’000
Synthetic fibers	(68,428)	(47,937)	(35,945)	(68,589)	7	(48,844)	(78,030)	88,550	(39,657)
Resins and plastics	(139,447)	(9)	(19,219)	(125,464)	6	(12,073)	(138,204)	—	(26,382)
Intermediate petrochemicals	(575,025)	(34,695)	(8,630)	(497,469)	(478)	(9,094)	(465,425)	(55,204)	(15,418)
Petroleum products	(862,659)	(50)	(22,209)	(972,688)	38	(167)	(917,637)	—	(138,537)
Trading of petrochemical products	(111)	—	—	(211)	—	—	(19,938)	—	(788)
Others	(161,943)	—	—	(174,367)	—	—	(207,905)	—	(106)

	(1,807,613)	(82,691)	(86,003)	(1,838,788)	(427)	(70,178)	(1,827,139)	33,346	(220,888)

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

6	Segment information (continued)

	As at 31 December
	2019 Total assets RMB’000	2020 Total assets RMB’000
Allocated assets
Synthetic fibers	997,650	986,391
Resins and plastics	1,802,681	1,654,920
Intermediate petrochemicals	3,721,337	3,176,092
Petroleum products	14,014,403	11,344,760
Trading of petrochemical products	1,492,405	1,357,884
Others	2,294,668	2,432,339

Allocated assets	24,323,144	20,952,386

Unallocated assets
Investments accounted for using the equity method	5,208,758	5,387,834
Cash and cash equivalents	7,449,699	6,916,408
Time deposits with banks	5,020,073	11,092,283
Deferred tax assets	150,832	252,121
Financial assets at fair value through profit or loss	3,318,407	—
Derivative financial assets	263	—
Others	22,899	18,098

Unallocated assets	21,170,931	23,666,744

Total assets	45,494,075	44,619,130

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

6	Segment information (continued)

	As at 31 December
	2019 Total liabilities RMB’000	2020 Total liabilities RMB’000
Allocated liabilities

Synthetic fibers	340,034	209,621
Resins and plastics	1,372,574	1,233,286
Intermediate petrochemicals	1,736,967	1,267,313
Petroleum products	8,482,596	6,669,419
Trading of petrochemical products	1,946,530	1,224,420
Others	73,127	78,928

Allocated liabilities	13,951,828	10,682,987

Unallocated liabilities

Borrowings	1,547,600	1,548,000
Short-term bonds	—	3,017,811
Deferred tax liabilities	—	35,357
Derivative financial liabilities	799	—

Unallocated liabilities	1,548,399	4,601,168

Total liabilities	15,500,227	15,284,155

	2018 RMB’000	2019 RMB’000	2020 RMB’000
Additions to property, plant and equipment, construction in progress, right-of-use assets and other non-current assets

Synthetic fibers	124,188	294,515	496,125
Resins and plastics	112,638	74,633	139,212
Intermediate petrochemicals	246,857	204,021	278,788
Petroleum products	806,833	1,024,626	779,392
Trading of petrochemical products	—	89	378,292
Others	98,737	103,418	222,080

	1,389,253	1,701,302	2,293,889

Entity-wide information

The Group’s revenue from external customers are mainly within Mainland China in 2018, 2019 and 2020. As at 31 December 2019 and 31 December 2020, assets are also mainly within Mainland China.

Revenue of approximate RMB 38,651,385 thousands (2019: RMB 42,657,975 thousands, 2018: RMB 42,492,816 thousands) are derived from a single customer. These revenues are attributable to the petroleum products and others segments.

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

7	Other operating income

	2018 RMB’000	2019 RMB’000	2020 RMB’000
Government grants (i)	116,330	69,678	61,296
Rental income from investment property (Note 18)	76,001	76,381	81,608
Others	10,286	4,655	5,772

	202,617	150,714	148,676

(i)	Government grants

Grants related to R&D, other tax refund and subsidies of RMB 60,859 thousands (2019: RMB 69,241 thousands, 2018: RMB 115,893 thousands) are included in the government grants line item. There are no unfulfilled conditions or other contingencies attaching to these grants. The Group did not benefit directly from any other forms of government assistance.

Deferral and presentation of government grants

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets. For the year ended 31 December 2020, RMB 437 thousands were included in the government grants line item (2019: RMB 437 thousands, 2018: RMB 437 thousands).

8	Other operating expenses

	2018 RMB’000	2019 RMB’000	2020 RMB’000
Cost related to lease of investment properties	(19,367)	(16,199)	(15,625)
Others	(13,181)	(5,726)	(9,061)

	(32,548)	(21,925)	(24,686)

9	Other gains – net

	2018 RMB’000	2019 RMB’000	2020 RMB’000
Net gains/(losses) on disposal of land, property, plant and equipment	172,508	158,551	(1,212)
Gains from structured deposits	19,811	85,444	114,283
Gains/(losses) from disposal of subsidiaries (Note 20)	1,622	(60,951)	—
Net foreign exchange (losses)/gains	(31,770)	2,648	12,248
Net gains/(losses) on foreign exchange option contracts	14,519	(12,315)	(376)
Losses on sale of FVOCI	—	(19,513)	(9,513)

	176,690	153,864	115,430

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

10	Finance income and expenses

	2018 RMB’000	2019 RMB’000	2020 RMB’000
Net foreign exchange gains	—	18,571	—
Interest income	443,661	398,176	431,228

Finance income	443,661	416,747	431,228

Interest and finance charges paid/payable for lease liabilities and financial liabilities not at fair value through profit or loss	(84,425)	(59,378)	(101,732)
Less: amounts capitalized on qualifying assets	5,179	5,594	8,292

Net interest expense	(79,246)	(53,784)	(93,440)
Net foreign exchange loss	(27,003)	—	(5,514)

Finance expenses	(106,249)	(53,784)	(98,954)

Finance income - net	337,412	362,963	332,274

11	Expense by nature

	2018 RMB’000	2019 RMB’000	2020 RMB’000
Cost of raw material	56,601,977	57,101,961	42,082,307
Cost of trading products	26,392,366	21,566,364	11,467,420
Employee benefit expenses (Note 12)	2,888,572	3,147,372	3,143,219
Depreciation and amortization (Note 15, 17, 18)	1,807,613	1,736,790	1,794,486
Repairs and maintenance expenses	1,265,919	1,089,829	1,060,624
Other expenses	771,401	1,107,017	1,030,020
Change of goods in process and finished goods	(277,403)	446,779	862,652
Transportation costs	326,553	297,416	274,002
Inventory write-down (Note 22)	86,003	70,178	220,888
External processing fee	185,164	215,288	215,467
Sales commissions (Note 29)	139,954	125,641	104,598
Impairment loss (Note 17, 19)	82,652	486	87,570
Depreciation charge of right-of-use assets (Note 16)	—	101,998	32,653
Auditors’ remuneration - audit services	7,800	7,800	7,800
Leasing expenses	96,520	2,961	3,731

Total cost of sales, selling and administrative expenses	90,375,091	87,017,880	62,387,437

12	Employee benefit expenses

	2018 RMB’000	2019 RMB’000	2020 RMB’000
Wages and salaries	1,814,991	1,931,121	2,009,645
Social welfare costs	712,556	782,789	714,484
Others	374,029	433,462	419,090
Share-based payments granted to directors and employees	(13,004)	—	—

Total employee benefit expense	2,888,572	3,147,372	3,143,219

(i)	Five highest paid individuals

For the years ended 31 December 2018, 2019 and 2020, all 5 individuals with the highest emoluments are directors and supervisors whose emoluments are disclosed in Note 35(i).

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

13	Income tax

	2018 RMB’000	2019 RMB’000	2020 RMB’000
- Current income tax	(1,471,671)	(460,720)	(37,027)
- Deferred taxation	(232)	31,757	102,647

Income tax (expense)/credit	(1,471,903)	(428,963)	65,620

A reconciliation of the expected income tax calculated at the applicable tax rate and total profit, with the actual income tax is as follows:

	2018 RMB’000	2019 RMB’000	2020 RMB’000
Profit before income tax	6,808,121	2,656,128	590,778

Expected PRC income tax at the statutory tax rate of 25%	(1,702,032)	(664,032)	(147,695)
Tax effect of share of profit of investments accounted for using the equity method	218,024	239,562	178,685
Tax effect of other non-taxable income	14,770	7,459	54,379
Tax deductions for R&D expenses	2,500	7,500	11,863
Tax effect of non-deductible loss, expenses and costs	(20,123)	(42,906)	(51,543)
True up for final settlement of enterprise income taxes in respect of previous years	(12,678)	2,618	9,188
Tax losses for which no deferred income tax asset was recognized	(10,017)	(9,578)	(2,821)
Utilization of previously unrecognized tax losses	37,653	30,414	13,564

Actual income tax (expense)/credit	(1,471,903)	(428,963)	65,620

The provision for PRC income tax is calculated at the rate of 25% (2019 and 2018: 25%) on the estimated taxable income of the year ended 31 December 2020 determined in accordance with relevant income tax rules and regulations. The Group did not carry out business overseas and therefore does not incur overseas income taxes.

(i)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2019 RMB’000	2020 RMB’000
Deferred tax assets:
– Deferred tax asset to be recovered after more than 12 months	219,557	246,900
– Deferred tax asset to be recovered within 12 months	117,625	255,646

	337,182	502,546

Deferred tax liabilities:
– Deferred tax liabilities to be recovered after more than 12 months	(166,183)	(275,174)
– Deferred tax liabilities to be recovered within 12 months	(20,167)	(10,608)

	(186,350)	(285,782)

Deferred tax assets - net	150,832	252,121

Deferred tax liabilities - net	—	(35,357)

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

13	Income tax (continued)

(ii)	Movements in deferred tax assets and liabilities are as follows:

	Balance as at 1 January 2019 RMB’000	(Charged)/deducted to profit or loss RMB’000	Balance as at 31 December 2019 RMB’000
Deferred tax assets
Impairment for bad and doubtful debts and provision for inventories	39,606	(705)	38,901
Provision for impairment losses in property, plant and equipment and construction in progress	219,610	(11,978)	207,632
Others	9,417	81,232	90,649

	268,633	68,549	337,182

Deferred tax liabilities
Gains of financial assets at fair value	—	(4,604)	(4,604)
Difference in depreciation	(145,709)	(33,091)	(178,800)
Capitalization of borrowing costs	(3,849)	903	(2,946)

	(149,558)	(36,792)	(186,350)

Deferred tax assets - net	119,075	31,757	150,832

	Balance as at 1 January 2020 RMB’000	Deducted/(charged) to profit or loss RMB’000	Balance as at 31 December 2020 RMB’000
Deferred tax assets
Impairment for bad and doubtful debts and provision for inventories	38,901	18,425	57,326
Provision for impairment losses in property, plant and equipment and construction in progress	207,632	18,803	226,435
Tax losses	1,986	85,813	87,799
Others	88,663	42,323	130,986

	337,182	165,364	502,546

Deferred tax liabilities
Gains of financial assets at fair value	(4,604)	4,604	—
Difference in depreciation	(178,800)	(104,939)	(283,739)
Capitalization of borrowing costs	(2,946)	903	(2,043)

	(186,350)	(99,432)	(285,782)

Deferred tax assets - net	150,832	101,289	252,121

Deferred tax liabilities - net	—	(35,357)	(35,357)

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

13	Income tax (continued)

(ii)	Movements in deferred tax assets and liabilities are as follows (continued):

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

As at 31 December 2020, certain subsidiaries of the Company did not recognize the deferred tax assets in respect of the impairment losses on property, plant and equipment amounting to RMB 29,969 thousands (31 December 2019: RMB 29,969 thousands), because it was not probable that the related tax benefit would be realized.

As at 31 December 2020, certain subsidiaries of the Company did not recognize the deferred tax assets in respect of unused tax losses of RMB 72,699 thousands (31 December 2019: RMB 121,723 thousands) carried forward for PRC income tax purpose because it was not probable that the related tax benefit would be realized.

Tax losses carried forward that are not recognized as deferred tax assets will expire in the following years:

	2019 RMB’000	2020 RMB’000
2020	17,775	—
2021	12,880	—
2022	12,687	12,687
2023	40,069	10,415
2024	38,312	38,312
2025	—	11,285

	121,723	72,699

14	Earnings per share

(a)	Basic

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year.

	2018 RMB’000	2019 RMB’000	2020 RMB’000
Net profit attributable to owners of the Company	5,336,331	2,215,728	645,072

Weighted average number of ordinary shares in issue (thousands of shares)	10,823,497	10,823,814	10,823,814

Basic earnings per share (RMB per share)	RMB 0.493	RMB 0.205	RMB 0.060

Basic earnings per ADS (RMB per ADS)	RMB 49.303	RMB 20.452	RMB 5.96

(b)	Diluted

There were no dilutive potential ordinary shares, therefore diluted earnings per share is the same as basic earnings per share.

(i)	“ADSs” are references to our American Depositary Shares, which are listed and traded on the New York Stock Exchange. Each ADS represents 100 H Shares.

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

15	Other non-current assets

	Intangible assets RMB’000	Long-term prepaid expense RMB’000	Total RMB’000
As at 1 January 2019
Cost	84,093	502,689	586,782
Accumulated amortization	(63,525)	—	(63,525)

Net book amount	20,568	502,689	523,257

Year ended 31 December 2019
Opening net book amount	20,568	502,689	523,257
Additions	1,762	170,687	172,449
Charge for the year	(4,695)	(209,597)	(214,292)

Closing net book amount	17,635	463,779	481,414

As at 31 December 2019
Cost	85,855	463,779	549,634
Accumulated amortization	(68,220)	—	(68,220)

Net book amount	17,635	463,779	481,414

Year ended 31 December 2020
Opening net book amount	17,635	463,779	481,414
Additions	53	169,755	169,808
Charge for the year	(2,919)	(223,344)	(226,263)

Closing net book amount	14,769	410,190	424,959

As at 31 December 2020
Cost	85,908	410,190	496,098
Accumulated amortization	(71,139)	—	(71,139)

Net book amount	14,769	410,190	424,959

For the year ended 31 December 2020, the amortization of RMB 226,263 thousands (2019: RMB 214,292 thousands, 2018: RMB 242,162 thousands) has been charged in Cost of sales.

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

16	Leases

(a)	Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	As at 31 December
	2019 RMB’000	2020 RMB’000
Right-of-use assets
Land use rights	320,212	397,808
Buildings	22,205	11,221
Equipment	168	879
Others	1,275	893

	343,860	410,801

Lease liabilities
Current	11,450	9,352
Non-current	10,593	3,119

	22,043	12,471

For the year ended 31 December 2020, additions to the right-of-use assets were RMB 109,238 thousands (2019: RMB 33,980 thousands, 2018: Nil), including RMB 102,283 thousands generated by the acquisition of a subsidiary (Note 20(a)).

(b)	Amounts recognized in the income statement

The income statement shows the following amounts relating to leases:

	2019 RMB’000	2020 RMB’000
Depreciation charge of right-of-use assets
Land use rights	(14,814)	(15,965)
Buildings	(12,541)	(15,481)
Equipment	(74,025)	(449)
Others	(618)	(758)

	(101,998)	(32,653)

Interest expense (included in Finance expenses)	(2,570)	(887)
Expense relating to short-term leases (included in Cost of sales)	(2,961)	(3,731)

The total cash outflow for leases in 2020 was RMB 20,204 thousands (2019: RMB 94,441 thousands, 2018: Nil).

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

17	Property, plant and equipment

	Buildings RMB’000	Plant and machinery RMB’000	Vehicles and other equipment RMB’000	Total RMB’000
As at 1 January 2019
Cost	3,229,642	41,007,229	1,785,889	46,022,760
Accumulated depreciation	(2,142,540)	(29,905,377)	(1,451,131)	(33,499,048)
Impairment loss	(53,872)	(815,329)	(8,121)	(877,322)

Net book amount	1,033,230	10,286,523	326,637	11,646,390

Year ended 31 December 2019
Opening net book amount	1,033,230	10,286,523	326,637	11,646,390
Additions	—	99,041	15,578	114,619
Disposals	(4,114)	(60,503)	(5,988)	(70,605)
Reclassification	16,395	(82,604)	66,209	—
Transferred from construction in progress (Note 19)	26,655	999,412	97,553	1,123,620
Transferred from investment properties (Note 18)	6,924	—	—	6,924
Transferred to investment properties (Note 18)	(12,347)	—	—	(12,347)
Charge for the year	(92,123)	(1,346,725)	(68,956)	(1,507,804)

Closing net book amount	974,620	9,895,144	431,033	11,300,797

As at 31 December 2019
Cost	3,336,375	41,455,159	1,871,684	46,663,218
Accumulated depreciation	(2,310,970)	(30,793,083)	(1,432,530)	(34,536,583)
Impairment loss	(50,785)	(766,932)	(8,121)	(825,838)

Net book amount	974,620	9,895,144	431,033	11,300,797

Year ended 31 December 2020
Opening net book amount	974,620	9,895,144	431,033	11,300,797
Additions	707	228,153	65,380	294,240
Disposals	(7,020)	(42,246)	(2,866)	(52,132)
Impairment loss	(3,007)	(84,035)	(528)	(87,570)
Reclassification	22,878	(25,571)	2,693	—
Transferred from construction in progress (Note 19)	24,199	1,440,695	85,419	1,550,313
Acquisition of subsidiary (Note 20(a))	124,849	146,172	4,694	275,715
Transferred to investment properties (Note 18)	(15,302)	—	—	(15,302)
Charge for the year	(91,070)	(1,367,861)	(94,108)	(1,553,039)

Closing net book amount	1,030,854	10,190,451	491,717	11,713,022

As at 31 December 2020
Cost	3,481,210	42,742,330	1,958,220	48,181,760
Accumulated depreciation	(2,396,564)	(31,700,912)	(1,457,854)	(35,555,330)
Impairment loss	(53,792)	(850,967)	(8,649)	(913,408)

Net book amount	1,030,854	10,190,451	491,717	11,713,022

For the year ended 31 December 2020, the amount of depreciation expense charged to Cost of sales and Selling and administrative expense were RMB 1,543,891 thousands and RMB 9,148 thousands, respectively (2019: RMB 1,498,625 thousands and RMB 9,179 thousands, respectively; 2018: RMB 1,541,799 thousands and RMB 9,125 thousands, respectively).

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

17	Property, plant and equipment (continued)

For the year ended 31 December 2020, impairment loss of RMB 87,570 thousands has been recognized in Cost of sales for the excess of carrying amount over its recoverable amount.

For the year ended 31 December 2019, the written off of impairment loss of the Group amounted to RMB 51,484 thousands due to the disposal of property, plant and equipment.

For the year ended 31 December 2018, the Group made impairment provision of RMB 58,652 thousands against these property, plant and equipment with schemes of technology upgrades and replacement in the coming years.

18	Investment properties

RMB’000
As at 1 January 2019
Cost	594,135
Accumulated depreciation	(217,396)

Net book amount	376,739

Year ended 31 December 2019
Opening net book amount	376,739
Transferred from property plant and equipment (Note 17)	12,347
Transferred to property plant and equipment (Note 17)	(6,924)
Charge for the year	(14,694)

Closing net book amount	367,468

As at 31 December 2019
Cost	602,659
Accumulated depreciation	(235,191)

Net book amount	367,468

Year ended 31 December 2020
Opening net book amount	367,468
Transferred from property plant and equipment (Note 17)	15,302
Charge for the year	(15,184)

Closing net book amount	367,586

As at 31 December 2020
Cost	627,488
Accumulated depreciation	(259,902)

Net book amount	367,586

As at 31 December 2020, the Group had no contractual obligations for future repairs and maintenance (31 December 2019: Nil).

Investment properties represent certain floors of an office building leased to other entities including related parties.

(a)

The fair value of the investment properties of the Group as at 31 December 2020 was estimated by the directors to be approximately RMB 1,202,626 thousands by reference to market values of similar properties in the nearby area (31 December 2019: RMB 1,230,191 thousands). This fair value estimation was at level 3 of fair value hierarchy by using market observable inputs. The investment properties have not been valued by external independent appraisers.

(b)	Rental income of RMB 81,608 thousands was recognized in Other operating income by the Group for the year ended 31 December 2020 (2019: RMB 76,381 thousands, 2018: RMB 76,001 thousands).

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

18	Investment properties (continued)

(c)	Leasing arrangements

The investment properties are leased to tenants under operating leases with rentals payable monthly. There are no variable lease payments that depend on an index or rate. Where considered necessary to reduce credit risk, the Group may obtain bank guarantees for the term of the lease.

Minimum lease payments receivable on leases of investment properties are as follows:

	2019 RMB’000	2020 RMB’000
Within 1 year	43,322	51,396
Between 1 and 2 years	1,517	4,343
Above 2 years	—	629

19	Construction in progress

	2019 RMB’000	2020 RMB’000
As at 1 January	1,559,401	1,815,549
Additions	1,380,254	1,444,888
Transferred to property plant and equipment (Note 17)	(1,123,620)	(1,550,313)
Impairment loss	(486)	—

As at 31 December	1,815,549	1,710,124

As at 31 December 2020, the impairment loss in construction in progress were RMB 24,486 thousands (31 December 2019: RMB 34,661 thousands).

For the year ended 31 December 2020, the impairment write-off of the Group amounted to RMB 10,175 thousands due to the disposal of construction in progress (2019 and 2018: Nil).

For the year ended 31 December 2020, the Group capitalized borrowing costs amounting to RMB 8,292 thousands (2019: RMB 5,594 thousands, 2018: RMB 5,179 thousands) on qualifying assets. Borrowing costs were capitalized at the weighted average rate of its general borrowings of 2.79% (2019: 3.35%, 2018: 3.63%).

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

20	Subsidiaries

The following list contains the particulars of major subsidiaries of the Group, all of which are limited companies established and operated in the PRC.

Company	Registered capital ’000	Percentage of equity directly held by the Company %	Percentage of equity held by the Group %	Percentage of equity held by non-controlling interests %	Principal activities
As at 31 December 2020
Shanghai Petrochemical Investment Development Company Limited (“Toufa”)	RMB 1,000,000	100.00	100.00	—	Investment management
China Jinshan Associated Trading Corporation (“Jinmao”)	RMB 25,000	67.33	67.33	32.67	Import and export of petrochemical products and equipment
Shanghai Jinchang Engineering Plastics Company Limited (“Jinchang”)	USD 9,154	—	74.25	25.75	Production of polypropylene compound products
Shanghai Golden Phillips Petrochemical Company Limited (“Jinfei”)	USD 50,000	—	100.00	—	Production of polyethylene products
Shanghai Jinshan Trading Corporation (“JMGJ”)	RMB 100,000	—	67.33	32.67	Import and export of petrochemical products
Zhejiang Jinlian Petrochemical Storage and Transportation Co., Ltd. (“Jinlian”) (a)	RMB 400,000	—	100.00	—	Trading of petrochemical products

Company	Registered capital ’000	Percentage of equity directly held by the Company %	Percentage of equity held by the Group %	Percentage of equity held by non-controlling interests %	Principal activities
As at 31 December 2019
Toufa	RMB 1,000,000	100.00	100.00	—	Investment management
Jinmao	RMB 25,000	67.33	67.33	32.67	Import and export of petrochemical products and equipment
Jinchang	USD 9,154	—	74.25	25.75	Production of polypropylene compound products
Jinfei	USD 50,000	—	100.00	—	Production of polyethylene products
JMGJ	RMB 100,000	—	67.33	32.67	Import and export of petrochemical products

The total comprehensive income attributable to non-controlling interests for the year ended 31 December 2020 is RMB 11,326 thousands (2019: comprehensive loss amounted RMB 11,437 thousands, 2018: comprehensive loss amounted RMB 113 thousands).

On 23 August 2019, the Group disposed 75% share of Zhejiang Jin Yong Acrylic Fiber Company Limited, a former subsidiary of the Group, due to its bankruptcy and liquidation. The disposal loss amounted RMB 60,951 thousands was included in Other gains – net (Note 9) for the year ended 31 December 2019.

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

20	Subsidiaries (continued)

(a)

On 30 June 2020, one of the Company’s subsidiaries, Toufa acquired 100% share of Zhejiang Zhonghang Oil Petrochemical Storage and Transportation Co., Ltd., renamed as Jinlian, from China Aviation Oil Group Logistics Co., Ltd., with the total purchase consideration of RMB 340,369 thousands.

The assets and liabilities recognized as a result of the acquisition as at 30 June 2020 are as follows:

Fair value RMB’000
Cash and cash equivalents	54
Property, plant and equipment (Note 17)	275,715
Trade and other receivables	5
Right-of-use assets (Note 16)	102,283
Trade and other payables	(867)
Deferred tax liabilities	(36,715)

Net identifiable assets acquired	340,475

Add: Other operating income	(106)

Purchase consideration	340,369

The acquired business contributed revenue of RMB 293,197 thousands and net loss of RMB 11,024 thousands to the Group for the period from 1 July 2020 to 31 December 2020.

21	Investments accounted for using the equity method

The amounts recognized in the balance sheet are as follows:

	As at 31 December
	2019 RMB’000	2020 RMB’000
Associates
-Share of net assets	4,973,464	5,146,160

Joint ventures
-Share of net assets	235,294	241,674

	5,208,758	5,387,834

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

21	Investments accounted for using the equity method (continued)

Investment in associates (continued)

The amounts recognized in the share of profit of investments accounted for using the equity method are as follows:

	2018 RMB’000	2019 RMB’000	2020 RMB’000
Associates	839,425	927,814	678,077
Joint ventures	46,172	44,779	46,663

	885,597	972,593	724,740

Investment in associates

	2019 RMB’000	2020 RMB’000
As at 1 January	4,297,265	4,973,464
Additions (a)	320,000	27,603
Share of profit	904,265	678,077
Other comprehensive income/(loss)	7,449	(11,512)
Cash dividends distribution	(555,515)	(521,472)

As at 31 December	4,973,464	5,146,160

Set out below are the material associates of the Group as at 31 December 2020. The associates as listed below have share capital consisting solely of ordinary shares, which are held directly by the Group; the country of incorporation or registration is also their principal place of business.

Principal activities of material associates as at 31 December 2020.

Name of entity	Place of business/country of incorporation	% of ownership interest	Principal activities	Measurement method

Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”)	PRC	20.00	Manufacturing and distribution of chemical products	Equity
Shanghai Chemical Industry Park Development Company Limited (“Chemical Industry”)	PRC	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC	Equity
Shanghai Jinsen Hydrocarbon Resins Company Limited (“Jinsen”)	PRC	40.00	Production of resins products	Equity
Shanghai Azbil Automation Company Limited (“Azbil”)	PRC	40.00	Service and maintenance of building automation systems and products	Equity
Shanghai Shidian Energy Company Limited (“Shidian Energy”) (b)	PRC	40.00	Electric power supply	Equity

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

21	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Principal activities of material associates as at 31 December 2019.

Name of entity	Place of business/country of incorporation	% of ownership interest	Principal activities	Measurement method

Shanghai Secco	PRC	20.00	Manufacturing and distribution of chemical products	Equity
Chemical Industry	PRC	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC	Equity
Jinsen	PRC	40.00	Production of resins products	Equity
Azbil	PRC	40.00	Service and maintenance of building automation systems and products	Equity
Shidian Energy (b)	PRC	40.00	Electric power supply	Equity

Shanghai Secco, Chemical Industry, Jinsen, Azbil and Shidian Energy are private companies and there are no quoted market prices available for their shares.

There are no contingent liabilities relating to the Group’s interest in the associates.

(a)	In 2020, Toufa invested RMB 27,603 thousands to acquire 29% share of Pinghu China Aviation Oil Port Co., Ltd.(“Pinghu Port”).

(b)	In 2019, Toufa invested RMB 320,000 thousands to acquire 40% share of Shidian Energy, of which RMB 71,816 thousands was contributed by property, plant and equipment at fair market price.

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

21	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Summarized financial information for material associates

Set out below are the summarized financial information for the above associates.

Summarized balance sheet for material associates

As at 31 December 2019	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000	Shidian Energy RMB’000
Current
- Current assets	11,858,124	4,356,339	85,302	204,965	745,425
- Current liabilities	(3,196,334)	(1,468,162)	(18,114)	(75,572)	(9,849)
Non-current
- Non-current assets	5,020,292	3,153,858	69,154	3,049	69,588
- Non-current liabilities	(12,730)	(485,735)	—	—	—

Net Assets	13,669,352	5,556,300	136,342	132,442	805,164

As at 31 December 2020	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000	Shidian Energy RMB’000
Current
- Current assets	10,430,726	4,618,722	74,170	227,172	790,069
- Current liabilities	(2,783,216)	(1,761,431)	(10,481)	(73,450)	(20,650)
Non-current
- Non-current assets	6,099,126	3,523,528	64,421	3,984	72,441
- Non-current liabilities	(32,482)	(528,237)	—	—	—

Net Assets	13,714,154	5,852,582	128,110	157,706	841,860

Summarized statement of comprehensive income for material associates

2018	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000
Revenue	26,319,957	1,880,004	208,901	255,554
Post-tax profit/(loss) from continuing operations	3,228,682	472,804	(12,845)	30,119
Other comprehensive loss	—	(18,331)	—	—

Total comprehensive income/(loss)	3,228,682	454,473	(12,845)	30,119

Dividends declared by associate	3,675,840	61,001	—	25,900

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

21	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Summarized statement of comprehensive income for material associates (continued)

2019	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000	Shidian Energy RMB’000
Revenue	28,341,032	1,936,537	197,199	297,694	112,143
Post-tax profit/(loss) from continuing operations	3,383,582	609,540	(16,996)	38,448	5,166
Other comprehensive income	—	19,470	—	—	—

Total comprehensive income/(loss)	3,383,582	629,010	(16,996)	38,448	5,166

Dividends declared by associate	2,537,000	79,000	—	30,000	—

2020	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000	Shidian Energy RMB’000
Revenue	21,626,059	1,683,096	187,580	340,905	472,640
Post-tax profit/(loss) from continuing operations	2,412,802	404,117	(8,232)	48,264	36,696
Other comprehensive loss	—	(30,089)	—	—	—

Total comprehensive income/(loss)	2,412,802	374,028	(8,232)	48,264	36,696

Dividends declared by associate	2,368,000	85,000	—	23,000	—

The information above reflects the amounts presented in the financial statements of the associates (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the associates.

Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of its interest in material associates

2019	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000	Shidian Energy RMB’000
Opening net assets 1 January	12,822,770	5,057,821	153,338	123,994	—
Profit/(loss) for the year	3,383,582	609,540	(16,996)	38,448	5,166
Increase in share capital	—	—	—	—	800,000
Other comprehensive Income	—	19,470	—	—	—
Decrease in reserves	—	(51,535)	—	—	—
Declared dividends	(2,537,000)	(79,000)	—	(30,000)	—
Closing net assets	13,669,352	5,556,296	136,342	132,442	805,166

% of ownership interest	20.00%	38.26%	40.00%	40.00%	40.00%
Interest in associates	2,733,872	2,125,839	54,537	52,977	322,066
Unrealized upstream and downstream transaction	(9,512)	—	—	—	(22,708)
Unentitled portion (Note a)	—	(328,629)	—	—	—

Carrying value	2,724,360	1,797,210	54,537	52,977	299,358

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

21	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Reconciliation of summarized financial information (continued)

2020	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000	Shidian Energy RMB’000
Opening net assets 1 January	13,669,352	5,556,296	136,342	132,442	805,164
Profit/(loss) for the year	2,412,802	404,117	(8,232)	48,264	36,696
Other comprehensive loss	—	(30,089)	—	—	—
Increase in reserves (Note a)	—	7,258	—	—	—
Declared dividends	(2,368,000)	(85,000)	—	(23,000)	—
Closing net assets	13,714,154	5,852,582	128,110	157,706	841,860

% of ownership interest	20.00%	38.26%	40.00%	40.00%	40.00%
Interest in associates	2,742,832	2,239,198	51,244	63,083	336,744
Unrealized upstream and downstream transaction	(11,285)	—	—	—	(19,343)
Unentitled portion (Note a)	—	(331,407)	—	—	—

Carrying value	2,731,547	1,907,791	51,244	63,083	317,401

Note a: Unentitled portion represented the earnings from sales of the lands injected by Government in Chemical Industry that cannot be shared by other shareholders.

Summarized financial information for other associates

	2019 RMB’000	2020 RMB’000
Aggregate carrying value of investments at 31 December	45,022	75,094
Aggregate amounts of the group’s share of:
Profit for the year	6,400	8,619
Total comprehensive income	6,400	8,619

Investment in joint ventures

	2019 RMB’000	2020 RMB’000
As at 1 January	229,868	235,294
Share of profit	44,779	46,663
Cash dividends distribution	(39,353)	(40,283)

As at 31 December	235,294	241,674

The joint venture listed below has share capital consisting solely of ordinary shares, which is held directly by the Group as at 31 December 2019 and 31 December 2020.

As at 31 December 2020 and 31 December 2019	Place of business/country of incorporation	% of ownership interest	Principal activities	Measure- ment method

BOC	PRC	50.00	Production and sales of industrial gases	Equity
Shanghai Petrochemical Pressure Vessel Testing Center(“JYJC”)	PRC	50.00	Provide inspection and testing service	Equity
Shanghai Petrochemical Yangu Gas Development Company Limited (“Yangu Gas”)	PRC	50.00	Production and sales of industrial gases	Equity

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

21	Investments accounted for using the equity method (continued)

Investment in joint ventures (continued)

Summarized financial information for other associates (continued)

BOC, JYJC and Yangu Gas are private companies and there are no quoted market prices available for their shares.

Summarized financial information for joint ventures

Set out below are the summarized financial information for joint ventures which are accounted for using the equity method.

Summarized balance sheet for joint ventures

As at 31 December 2019	BOC RMB’000	JYJC RMB’000	Yangu Gas RMB’000
Current
Cash and cash equivalents	182,548	11,200	51,386
Other current assets (excluding cash)	64,837	9,557	12,565

Total current assets	247,385	20,757	63,951

Total current liabilities	(37,444)	(3,993)	(3,460)

Non-current
Total non-current assets	181,372	1,937	36,972
Total non-current liabilities	(26,378)	—	—

Net assets	364,935	18,701	97,463

As at 31 December 2020	BOC RMB’000	JYJC RMB’000	Yangu Gas RMB’000
Current
Cash and cash equivalents	233,898	13,281	62,878
Other current assets (excluding cash)	67,809	6,077	11,812

Total current assets	301,707	19,358	74,690

Total current liabilities	(57,153)	(2,453)	(3,463)

Non-current
Total non-current assets	147,717	1,800	26,066
Total non-current liabilities	(21,417)	—	—

Net assets	370,854	18,705	97,293

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

21	Investments accounted for using the equity method (continued)

Investment in joint ventures (continued)

Summarized statement of comprehensive income for joint ventures

2018	BOC RMB’000	JYJC RMB’000	Yangu Gas RMB’000
Revenue	423,160	21,542	58,679
Depreciation and amortization	(46,456)	—	(2,245)
Interest income	1,154	27	541
Interest expense	—	—	—
Profit/(loss) from continuing operations	114,275	1,833	(2,518)
Income tax expense	(27,799)	(450)	—
Post-tax profit/(loss) from continuing operations	86,476	1,383	(2,518)
Other comprehensive income	—	—	—

Total comprehensive income/(loss)	86,476	1,383	(2,518)

Dividends declared by joint venture	73,000	64	—

2019	BOC RMB’000	JYJC RMB’000	Yangu Gas RMB’000
Revenue	414,374	29,290	55,302
Depreciation and amortization	(50,199)	—	(11,272)
Interest income	636	308	1,119
Interest expense	—	—	—
Profit from continuing operations	108,565	3,107	40
Income tax expense	(28,382)	(777)	—
Post-tax profit from continuing operations	80,183	2,330	40
Other comprehensive income	—	—	—

Total comprehensive income	80,183	2,330	40

Dividends declared by joint venture	77,800	906	—

2020	BOC RMB’000	JYJC RMB’000	Yangu Gas RMB’000
Revenue	420,160	21,674	58,463
Depreciation and amortization	(45,756)	(350)	(8,313)
Interest income	2,246	304	1,483
Interest expense	—	—	—
Profit from continuing operations	108,677	2,279	1,830
Income tax expense	(26,290)	(177)	—
Post-tax profit from continuing operations	82,387	2,102	1,830
Other comprehensive income	—	—	—

Total comprehensive income	82,387	2,102	1,830

Dividends declared by joint venture	76,468	2,098	2,000

The information above reflects the amounts presented in the financial statements of the joint ventures (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the joint ventures.

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

21	Investments accounted for using the equity method (continued)

Investment in joint ventures (continued)

Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of its interest in material joint ventures

2019	BOC RMB’000	JYJC RMB’000	Yangu Gas RMB’000
Opening net assets 1 January	362,552	17,277	97,423
Profit for the year	80,183	2,330	40
Other comprehensive income	—	—	—
Declared dividends	(77,800)	(906)	—

Closing net assets	364,935	18,701	97,463
% of ownership interest	50.00%	50.00%	50.00%
Interest in joint ventures	182,467	9,350	48,733
Unrealized downstream transactions	(5,256)	—	—

Carrying value	177,211	9,350	48,733

2020	BOC RMB’000	JYJC RMB’000	Yangu Gas RMB’000
Opening net assets 1 January	364,935	18,701	97,463
Profit for the year	82,387	2,102	1,830
Other comprehensive income	—	—	—
Declared dividends	(76,468)	(2,098)	(2,000)

Closing net assets	370,854	18,705	97,293
% of ownership interest	50.00%	50.00%	50.00%
Interest in joint ventures	185,427	9,352	48,648
Unrealized downstream transactions	(1,753)	—	—

Carrying value	183,674	9,352	48,648

22	Inventories

	As at 31 December 2019			As at 31 December 2020
	Gross carrying amount RMB’000	Provision for declines in the value of inventories RMB’000	Carrying amount RMB’000	Gross carrying amount RMB’000	Provision for declines in the value of inventories RMB’000	Carrying amount RMB’000
Raw materials	4,567,648	—	4,567,648	2,569,136	—	2,569,136
Work in progress	1,072,040	(78,981)	993,059	696,227	(122,081)	574,146
Finished goods	1,022,335	(33,763)	988,572	591,485	(46,652)	544,833
Spare parts and consumables	247,873	(42,718)	205,155	260,431	(59,800)	200,631

	6,909,896	(155,462)	6,754,434	4,117,279	(228,533)	3,888,746

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

22	Inventories (continued)

The cost of inventories recognized in Cost of sales amounted to RMB 53,622,798 thousands for the year ended 31 December 2020 (2019: RMB 78,595,380 thousands, 2018: RMB 82,981,590 thousands) which excluded an inventory provision of RMB 220,888 thousands (2019: RMB 70,178 thousands, 2018: RMB 86,003 thousands).

As at 31 December 2020, the provision for inventory write-down was RMB 228,533 thousands (31 December 2019: RMB 155,462 thousands). For the year ended 31 December 2020, the Group sold certain finished goods and utilized certain spare parts and consumables which were previously provided for. The related provision of RMB 147,817 thousands was reversed and included in Cost of sales in the consolidated income statement (2019: RMB 72,945 thousands, 2018: RMB 73,266 thousands).

23	Financial assets and financial liabilities

The Group holds the following financial instruments:

		As at 31 December
Financial assets	Note	2019 RMB’000	2020 RMB’000
Financial assets at amortized cost
Trade receivables	(a)	120,739	113,163
Other receivables	(a)	26,101	18,101
Amounts due from related parties excluded prepayments	(a)	1,521,187	1,065,539
Cash and cash equivalents	(b)	7,449,699	6,916,408
Time deposits with financial banks	(c)	5,020,073	11,092,283
Financial assets at fair value through other comprehensive income	(d)	1,545,921	1,212,114
Financial assets at fair value through profit or loss	(e)	3,318,407	—
Derivative financial assets		263	—

		19,002,390	20,417,608

Financial liabilities

Financial liabilities at amortized cost
Borrowings	(f)	1,547,600	1,548,000
Short-term bonds	(g)	—	3,017,811
Trade payables	(h)	2,142,402	1,294,138
Other payables	(h)	747,133	1,499,749
Bills payables	(h)	673,900	26,196
Amounts due to related parties excluded contract liabilities	(h)	5,708,394	3,655,724
Lease liabilities	16	22,043	12,471
Derivative financial liabilities		799	—

		10,842,271	11,054,089

The Company’s exposure to various risks associated with the financial instruments is discussed in Note 4. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

23	Financial assets and financial liabilities (continued)

(a)	Trade and other receivables

	As at 31 December
	2019 RMB’000	2020 RMB’000
Trade receivables	120,739	113,797
Less: impairment provision	—	(634)

	120,739	113,163

Amounts due from related parties excluded prepayments (Note 29(c))	1,521,187	1,065,539

	1,641,926	1,178,702

Other receivables	26,240	18,240
Less: impairment provision	(139)	(139)

	26,101	18,101

	1,668,027	1,196,803

For the year ended 31 December 2020, certain associates and joint ventures of the Group declared dividends with total amount of RMB 561,755 thousands to the Group (2019: RMB 594,868 thousands, 2018: RMB 811,473 thousands). As at 31 December 2019 and 31 December 2020, all these declared dividends had been received by the Group.

Amounts due from related parties mainly represent trade-related balances, unsecured in nature and bear no interest.

The aging analysis based on invoice date of trade receivables and amounts due from related parties excluded prepayments (net of allowance for doubtful debts) is as follows:

	As at 31 December
	2019 RMB’000	2020 RMB’000
Within 1 year	1,641,926	1,177,222
1-2 year	—	1,480

	1,641,926	1,178,702

Movements of the Group’s impairment provision for trade and other receivables are as follows:

	2019 RMB’000	2020 RMB’000
As at 1 January	198	139
Reversal of previous impairment losses	(59)	—
Provision for loss allowance recognized in profit or loss	—	634

As at 31 December	139	773

For the year ended 31 December 2020, the Group recovered previously written off receivables amounted to RMB 121,550 thousands due to the liquidation of Zhejiang Jin Yong Acrylic Fiber Company Limited, a former subsidiary of the Group (2019 and 2018: Nil).

As at 31 December 2019 and 31 December 2020, no trade receivable was pledged as collateral.

Sales to third parties are generally on cash basis or on letter of credit. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

23	Financial assets and financial liabilities (continued)

(b)	Cash and cash equivalents

	As at 31 December
	2019	2020
	RMB’000	RMB’000
Cash deposits with a related party (i)	67,015	5,667
Cash at bank and on hand	7,382,684	6,910,741

	7,449,699	6,916,408

(i)	Cash deposits with a related party were cash deposits at Sinopec Finance Company Limited (“Sinopec Finance”), which is a financial institution.

(c)	Time deposits with banks

	As at 31 December
	2019	2020
	RMB’000	RMB’000
Time deposits with banks within one year	1,508,839	4,049,443
Time deposits with banks above one year	3,511,234	7,042,840

	5,020,073	11,092,283

As at 31 December 2020, interest rates of time deposits with banks within one year ranged from 3.15% to 4.10% per annum (31 December 2019: 3.95% to 4.10% per annum), which were presented as current assets. Time deposits with banks above one year were time deposits of three years with the interest rates from 3.85% to 4.20% per annum, which were presented as non-current assets in the balance sheet (31 December 2019: 4.13% to 4.18% per annum).

(d)	Financial assets at fair value through other comprehensive income

	As at 31 December
	2019	2020
	RMB’000	RMB’000
Trade and bill receivables (i)	1,540,921	1,207,114
Equity investments (ii)	5,000	5,000

	1,545,921	1,212,114

(i)

As at 31 December 2019 and 31 December 2020, certain trade receivables and bills receivable were classified as financial assets at FVOCI, as the Group’s business model is achieved both by collecting contractual cash flows and selling of these assets.

(ii)	In July 2019, Toufa invested RMB 5,000 thousands in Shanghai Carbon Fiber Composites Innovation Research Institute Co., Ltd. to acquire 16.67% of its share.

(e)	Financial assets at fair value through profit or loss

	As at 31 December
	2019	2020
	RMB’000	RMB’000
Structured deposits	3,318,407	—

As at 31 December 2019, financial assets at fair value through profit or loss are mainly structured deposits with banks, which are presented as current assets since they are expected to be collected within 6 months from the end of the reporting period.

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

23	Financial assets and financial liabilities (continued)

(f)	Borrowings

	As at 31 December
	2019	2020
	RMB’000	RMB’000
Credit loans due within one year
- Short term bank loans	1,547,600	1,548,000

The weighted average interest rate for the Group’s borrowings was 2.79% for the year ended 31 December 2020 (2019: 3.35%, 2018: 3.63%).

As at 31 December 2020, no borrowings were secured by property, plant and equipment (31 December 2019: Nil).

(g)	Short-term bonds

	As at 31 December
	2019	2020
	RMB’000	RMB’000
Short-term bonds	—	3,017,811

In August 2020, the Company issued 169-day short-term bonds of face value RMB 3,000,000 thousands to institutional investors in inter-bank bond market. The effective yield of the short-term bonds is 1.70% per annum.

(h)	Trade and other payables

	As at 31 December
	2019	2020
	RMB’000	RMB’000
Trade payables	2,142,402	1,294,138
Bills payables	673,900	26,196
Amounts due to related parties excluded contract liabilities	5,708,394	3,655,724

	8,524,696	4,976,058

Interest payable	1,686	1,246
Dividends payable	29,144	29,522
Construction payable	277,184	299,205
Other liabilities	439,119	1,169,776

	747,133	1,499,749

	9,271,829	6,475,807

As at 31 December 2019 and 31 December 2020, all trade and other payables of the Group were non-interest bearing, and their fair value approximated their carrying amounts due to their short maturities.

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

23	Financial assets and financial liabilities (continued)

(h)	Trade and other payables (continued)

Majority of amount due to related parties were trade payable for purchasing crude oil from related parties.

As at 31 December 2019 and 31 December 2020, the ageing analysis of the trade payables (including bills payables and amounts due to related parties with trading nature) based on invoice date was as follows:

	As at 31 December
	2019	2020
	RMB’000	RMB’000
Within one year	8,509,327	4,973,711
Between one and two years	11,209	1,973
Over two years	4,160	374

	8,524,696	4,976,058

24	Other assets and assets classified as held for sale

	As at 31 December
	2019	2020
	RMB’000	RMB’000
Prepayments	23,767	19,552
Prepayments to related parties	44,806	26,777

	68,573	46,329

25	Contract liabilities

	As at 31 December
	2019	2020
	RMB’000	RMB’000
Contract liabilities	655,117	495,404

The contract liabilities of the Group are advance for goods from customers. Revenue amounted to RMB 579,750 thousands has been recognized in the current year relates to carried – forward contract liabilities (2019: RMB 446,702 thousands, 2018: RMB 465,706 thousands).

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

26	Deferred income

	2019	2020
	RMB’000	RMB’000
As at 1 January	10,442	10,005
Additions	—	3,865
Amortization	(437)	(437)

As at 31 December	10,005	13,433

27	Share capital

	Ordinary A shares listed in PRC	Foreign invested H shares listed overseas	Total
	RMB’000	RMB’000	RMB’000
As at 31 December 2020 and 31 December 2019	7,328,814	3,495,000	10,823,814

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

28	Reserves

	Legal surplus	Capital surplus	Surplus reserve	Other reserve	Hedging	Share premium	Safety production fund	Retained earnings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2019	4,072,476	13,739	101,355	10,389	—	106,846	57,135	15,160,309	19,522,249

Net profit attributable to shareholders of the Company	—	—	—	—	—	—	—	2,215,728	2,215,728
Dividends proposed and approved	—	—	—	—	—	—	—	(2,705,952)	(2,705,952)
Appropriation of safety production fund	—	—	—	—	—	—	2	(2)	—
Share of other comprehensive loss of investments accounted for using the equity method	—	—	—	7,449	—	—	—	—	7,449

Balance at 31 December 2019	4,072,476	13,739	101,355	17,838	—	106,846	57,137	14,670,083	19,039,474

Net profit attributable to shareholders of the Company	—	—	—	—	—	—	—	645,072	645,072
Dividends proposed and approved	—	—	—	—	—	—	—	(1,298,858)	(1,298,858)
Appropriation of safety production fund	—	—	—	—	—	—	88,460	(88,460)	—
Change in fair value of hedging instruments	—	—	—	—	(63,840)	—	—	—	(63,840)
Reclassified to cost of inventory	—	—	—	—	63,840	—	—	—	63,840
Share of other comprehensive income of investments accounted for using the equity method	—	—	—	(11,512)	—	—	—	—	(11,512)

Balance at 31 December 2020	4,072,476	13,739	101,355	6,326	—	106,846	145,597	13,927,837	18,374,176

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

29	Related party transactions

The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company
Sinopec Group	Ultimate parent company
JYJC	Joint venture of the Group
BOC	Joint venture of the Group
Yangu Gas	Joint venture of the Group
Azbil	Associate of the Group
Chemical Industry	Associate of the Group
Jinsen	Associate of the Group
Secco	Associate of the Group
Shanghai Chemical Industry Park Logistics Company Limited	Associate of the Group
Shanghai Jinhuan Petroleum Naphthalene Development Company Limited	Associate of the Group
Shanghai Nam Kwong Petro-Chemical Company Limited	Associate of the Group
Shidian Energy	Associate of the Group
Pinghu Port	Associate of the Group
Anqing Refinery Shuguang Oxo Company Limited	Subsidiary of the immediate parent company
BASF Gao-Qiao Performance Chemicals (Shanghai) Company Limited	Subsidiary of the immediate parent company
China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International (Nanjing) Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Beijing Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Ningbo Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Shanghai Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Tianjin Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Wuhan Company Limited	Subsidiary of the immediate parent company
China Petrochemical Technology Company Limited	Subsidiary of the immediate parent company
China Yanshan United Foreign Trade Co., Ltd.	Subsidiary of the immediate parent company
Dalian Frip Science and Technology Company Limited	Subsidiary of the immediate parent company
Epec Commercial Factoring Company Limited	Subsidiary of the immediate parent company
Epec E-commerce Co., Ltd.	Subsidiary of the immediate parent company
Fujian Gulei Petrochemical Company Limited	Subsidiary of the immediate parent company
Fujian Refining & Petrochemical Company Limited (FREP)	Subsidiary of the immediate parent company
Nanjing Yangzi Petrochemical Rubber Company Limited	Subsidiary of the immediate parent company
Ningbo Minggang Gas Company Limited	Subsidiary of the immediate parent company
Ningbo Eastsea Linefan Technology Company Limited	Subsidiary of the immediate parent company
Petro-CyberWorks Information Technology Company Limited	Subsidiary of the immediate parent company
Qingdao Sinosun Management System Certification Center Company Limited	Subsidiary of the immediate parent company
Rizhao Shihua Crude Oil Terminal Co., Ltd.	Subsidiary of the immediate parent company
Shanghai Jinshan Trading Corporation	Subsidiary of the immediate parent company
Shanghai KSD Bulk Solids Engineering Company Limited	Subsidiary of the immediate parent company
Shanghai Leader Catalyst Company Limited	Subsidiary of the immediate parent company
Shengli Oil Field Exploration And Development Research Institute	Subsidiary of the immediate parent company
Sinopec Baling Petrochemical Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Beijing Research Institute of Chemical Industry	Subsidiary of the immediate parent company
Sinopec Catalyst Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding (Hong Kong) Company Limited	Subsidiary of the immediate parent company

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

29	Related party transactions (continued)

Names of related parties	Relationship with the Company
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Sales (Guangdong) Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Dalian (Fushun) Research Institute of Petroleum and Petrochemicals	Subsidiary of the immediate parent company
Sinopec Europe Company Limited	Subsidiary of the immediate parent company
Sinopec Fuel Oil Sales Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Honeywell (Tianjin) Company Limited	Subsidiary of the immediate parent company
Sinopec International (Singapore) Pte. Ltd.	Subsidiary of the immediate parent company
Sinopec Japan Company Limited	Subsidiary of the immediate parent company
Sinopec Lubricant Co., Ltd. Shanghai Research Institute	Subsidiary of the immediate parent company
Sinopec Lubricating Oil Shanghai Research Institute Company Limited	Subsidiary of the immediate parent company
Sinopec Materials & Equipment (East China) Company Limited	Subsidiary of the immediate parent company
Sinopec Nanguang (Shanghai) Industrial Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Petroleum Sales Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Refinery Product Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Research Institute of Petroleum Processing	Subsidiary of the immediate parent company
Sinopec Safety Engineering Institute	Subsidiary of the immediate parent company
Sinopec Sales Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Shanghai Research Institute of Petrochemical Technology	Subsidiary of the immediate parent company
Sinopec Shanghai Gaoqiao Petrochemical Company Limited	Subsidiary of the immediate parent company
Sinopec Yangzi Petrochemical Company Limited	Subsidiary of the immediate parent company
Sinopec Yizheng Chemical Fibre Company Limited	Subsidiary of the immediate parent company
Sinopec Zhongyuan Petrol-Chemical Industry Co., Ltd.	Subsidiary of the immediate parent company
Sinopec International Company Limited	Subsidiary of the immediate parent company
Sinopec Nanjing Valve Supply Reserve Centers	Subsidiary of the immediate parent company
Sinopec Qingdao Refining&Chemical Company Limited	Subsidiary of the immediate parent company
Storage And Transportation Installation Company of Ningbo Engineering Company Limited	Subsidiary of the immediate parent company
Unipec (Ningbo) International Logistics Company Limited	Subsidiary of the immediate parent company
Unipec (Qingdao) International Logistics Company Limited	Subsidiary of the immediate parent company
Unipec America, Inc	Subsidiary of the immediate parent company
Unipec Singapore	Subsidiary of the immediate parent company
Zhoushan Shihua Crude Oil Terminal Company Limited	Subsidiary of the immediate parent company
BASF-YPC Company Limited	Joint venture of the immediate parent company
Zhejiang Baling Hengyi Caprolactam Limited Company	Joint venture of the immediate parent company
Shanghai Changshi Shipping Co., Ltd.	Subsidiary of the ultimate parent company
Beijing Petrochemical Engineering Consulting Company Limited	Subsidiary of the ultimate parent company
Beijing Shihua Hotel	Subsidiary of the ultimate parent company
Beijing Victory Hotel Company Limited	Subsidiary of the ultimate parent company
China Petrochemical Press Company Limited	Subsidiary of the ultimate parent company
Jiangsu Jinling Opta Polymer Company Limited	Subsidiary of the ultimate parent company
National Petrochemical Project Risk Assessment Technology Center	Subsidiary of the ultimate parent company
Petrochemical Engineering Quality Supervision Centre	Subsidiary of the ultimate parent company

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

29	Related party transactions (continued)

Names of related parties	Relationship with the Company
Shanghai Petrochemical Machinery Manufacture Limited Company	Subsidiary of the ultimate parent company
Shanghai Petrochemical Seawall Management Office	Subsidiary of the ultimate parent company
Shanghai Sanopec Company Limited	Subsidiary of the ultimate parent company
Sinopec Consulting Company Limited	Subsidiary of the ultimate parent company
Sinopec Economics & Development Research Institute	Subsidiary of the ultimate parent company
Sinopec Energy Saving Technology Service Company Limited	Subsidiary of the ultimate parent company
Sinopec Engineering Incorporation	Subsidiary of the ultimate parent company
Sinopec Finance	Subsidiary of the ultimate parent company
Sinopec Group Shanghai Training Center	Subsidiary of the ultimate parent company
Sinopec International Travel Service Company Limited	Subsidiary of the ultimate parent company
Sinopec Luoyang Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Management Institute	Subsidiary of the ultimate parent company
Sinopec Nanjing Chemical Industries Company Limited	Subsidiary of the ultimate parent company
Sinopec Nanjing Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec News	Subsidiary of the ultimate parent company
Sinopec Ningbo Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Petroleum Commercial Reserve Company Limited	Subsidiary of the ultimate parent company
Sinopec Shanghai Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Shared Services Company Limited	Subsidiary of the ultimate parent company
Sinopec Tendering Company Limited	Subsidiary of the ultimate parent company
Sinopec Zhongyuan Oilfield	Subsidiary of the ultimate parent company
Sinopec (Shenzhen) E-Commerce Company Limited	Subsidiary of the ultimate parent company
The Fifth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Fourth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Tenth Construction Company of Sinopec	Subsidiary of the ultimate parent company
Yihua Tory Polyester Film Company Limited	Subsidiary of the ultimate parent company
Shaoxing Huabin Petrochemical Co., Ltd.	Subsidiary of the ultimate parent company
Petrochemical Management Cadre College	Subsidiary of the ultimate parent company
Zhongan United Coal Chemical Co., Ltd.	Subsidiary of the ultimate parent company
China Economicbooks Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Shengli Petroleum Administration Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Beijing Yanshan Petrochemical Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Group Jiangsu Petroleum Exploration Bureau Co., Ltd. Yangzhou Science and Industry Lianchuang Branch	Subsidiary of the ultimate parent company
Sinopec Group Baichuan Economic and Trade Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Group Economic and Technology Research Institute Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Group Asset Management Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Nanjing Research Institute of Chemical Industry Co., Ltd.	Subsidiary of the ultimate parent company
China Petrochemical Corp. Engineering Ration Management Station	Subsidiary of the ultimate parent company
Sinopec Guangzhou Engineering Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Petroleum Engineering Geophysics Ltd.	Subsidiary of the ultimate parent company
Beijing Yanshan Petrochemical Special Equipment Inspection Co., Ltd.	Subsidiary of the ultimate parent company

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

29	Related party transactions (continued)

The following is a summary of significant balances and transactions between the Group and its related parties except for the dividends received as disclosed in the forgoing Note 21.

(a)	Most of the transactions undertaken by the Group during the year ended 31 December 2020 have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

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

Transactions between the Group and Sinopec Corp., its subsidiaries and joint ventures were as follows:

	2018 RMB’000	2019 RMB’000	2020 RMB’000
Sales of petroleum products	49,209,765	50,354,162	39,879,549
Sales other than petroleum products	7,112,332	8,642,514	6,790,568
Purchases of crude oil	44,175,644	43,886,966	27,934,926
Purchases other than crude oil	8,996,814	9,579,239	9,937,862
Sales commissions	139,837	125,619	104,598
Rental income	29,551	31,972	32,829

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

29	Related party transactions (continued)

(b)	Other transactions between the Group and Sinopec Group and its subsidiaries, associates and joint ventures of the Group were as follows:

	2018 RMB’000	2019 RMB’000	2020 RMB’000
Sales of goods and service fee income
- Sinopec Group and its subsidiaries	11,486	7,724	14,870
- Associates and joint ventures of the Group	4,130,295	2,843,909	2,019,997

	4,141,781	2,851,633	2,034,867

Purchase
- Sinopec Group and its subsidiaries	2,253,446	1,918,873	832,617
- Associates and joint ventures of the Group	3,982,729	4,579,969	3,648,667

	6,236,175	6,498,842	4,481,284

Insurance premiums expenses
- Sinopec Group and its subsidiaries	121,329	108,223	107,495

Lease expenses
- Sinopec Group and its subsidiaries	59,160	—	—

Depreciation of right-of-use assets
- Sinopec Group and its subsidiaries	—	80,552	9,388
- Joint ventures of the Group	—	88	155

	—	80,640	9,543

Interest expense of lease liabilities
- Sinopec Group and its subsidiaries	—	2,285	205
- Joint ventures of the Group	—	19	8

	—	2,304	213

Loans borrowed
- Sinopec Finance	50,000	—	—

Interest income
- Sinopec Finance	610	1,295	2,088

Loans repayment
- Sinopec Finance	50,000	—	—

Interest expense
- Sinopec Finance	1,326	—	—

Construction and installation cost
- Sinopec Group and its subsidiaries	109,146	143,560	233,591

Rental income
- Associates and joint ventures of the Group	—	11,370	15,577
- Sinopec Group and its subsidiaries	—	461	464

	—	11,831	16,041

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

29	Related party transactions (continued)

(b)	Other transactions between the Group and Sinopec Group and its subsidiaries, associates and joint ventures of the Group were as follows (continued):

The directors of the Company are of the opinion that the transactions with Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group as disclosed in Note 29(a) and 29(b) were conducted in the ordinary course of business, on normal commercial terms and in accordance with the agreements governing such transactions.

(c)

The relevant amounts due from/to Sinopec Corp., its subsidiaries and joint venture, Sinopec Group and its subsidiaries, associates and joint ventures of the Group, arising from purchases, sales and other transactions as disclosed in Note 29(a) and 29(b), are summarized as follows:

	As at 31 December
	2019 RMB’000	2020 RMB’000
Amounts due from related parties
- Sinopec Corp., its subsidiaries and joint ventures	1,505,836	1,054,127
- Associates and joint ventures of the Group	60,157	38,189

	1,565,993	1,092,316

Amounts due to related parties
- Sinopec Corp., its subsidiaries and joint ventures	4,756,382	2,505,532
- Associates and joint ventures of the Group	749,459	889,035
- Sinopec Group and its subsidiaries	202,553	262,274

	5,708,394	3,656,841

Lease liabilities
- Sinopec Group and its subsidiaries	15,571	8,453
- Joint ventures of the Group	698	574

	16,269	9,027

Cash deposits, maturing within 3 months
- Sinopec Finance	67,015	5,667

(d)	As at 31 December 2019 and 31 December 2020, cash deposits with Sinopec Finance were at an interest rate of 0.35% per annum.

(e)	Key management personnel compensation and post-employment benefit plans

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key personnel compensations are as follows:

	Year ended 31 December
	2018 RMB’000	2019 RMB’000	2020 RMB’000
Short-term employee benefits	7,561	9,120	9,859
Post-employment benefits	159	225	441

	7,720	9,345	10,300

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

29	Related party transactions (continued)

(f)	Contributions to defined contribution retirement plans

The Group participates in defined contribution retirement plans organized by municipal governments for its staff. The contributions to defined contribution retirement plans are as follows:

	Year ended 31 December
	2018 RMB’000	2019 RMB’000	2020 RMB’000
Municipal retirement scheme costs	262,728	258,328	199,196
Supplementary retirement scheme costs	75,312	125,370	142,877

As at 31 December 2019 and 31 December 2020, there was no material outstanding contribution to the above defined contribution retirement plans.

(g)	Transactions with other state-owned entities in the PRC

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

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

29	Related party transactions (continued)

(h)	Commitments with related parties

Construction and installation cost

	As at 31 December
	2019 RMB’000	2020 RMB’000
Sinopec Group and its subsidiaries	156,309	145,959

(i)	Investment commitments with related parties

	As at 31 December
	2019 RMB’000	2020 RMB’000
Capital contribution to Shanghai Secco (i)	111,263	111,263
Capital contribution to Shidian Energy (ii)	80,000	80,000

	191,263	191,263

(i) Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, the Group was approved to make capital contribution of USD 30,017 thousands (RMB 182,804 thousands equivalent) to Shanghai Secco, an associate of the Group. As at 31 December 2020, the Company has contributed RMB 71,541 thousands to Shanghai Secco. According to the approval by Shanghai Municipal Commission of Commerce as issued on 19 October 2015, the rest of the capital contribution to Shanghai Secco should be within 50 years starting from its registration date.

(ii) Pursuant to the articles of association of Shidian Energy in August 2019, Toufa agreed to make capital contribution of RMB 400,000 thousands to acquire 40% share of Shidian Energy. As at 31 December 2020, Toufa has contributed RMB 320,000 thousands to Shidian Energy, and the rest of the capital contribution to Shidian Energy should be paid before January 2022 in accordance with the agreement.

Except for the above disclosed in Note 29(h) and 29(i), the Group had no other material commitments with related parties as at 31 December 2020, which are contracted, but not included in the financial statements.

30	Dividend

An annual dividend in respect of the year ended 31 December 2020 of RMB 0.1 per share, amounting to a total dividend of RMB 1,082,381 thousands, was approved by the Board of Directors on 24 March 2021. This financial statement has not reflected such dividend payable.

An annual dividend in respect of the year ended 31 December 2019 of RMB 0.12 per share, amounting to a total dividend of RMB 1,298,858 thousands, was approved by the Board of Directors on 25 March 2020.

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

31	Cash generated from operations

Reconciliation of profit before income tax to cash used in operation:

	Year ended 31 December
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Profit before income tax	6,808,121	2,656,128	590,778

Adjustment items:
Interest income	(443,661)	(398,176)	(339,505)
Share of profit of investments accounted for using the equity method	(885,597)	(972,593)	(724,740)
(Gains)/losses on disposal of subsidiary	(1,622)	60,951	—
Net (gains)/losses on foreign exchange option and forward exchange contracts	(14,519)	12,315	376
Gains from structured deposits	(19,811)	(85,444)	(114,283)
Payments for sale of financial assets at fair value through other comprehensive income	—	19,513	9,513
Interest expense	35,574	53,784	64,169
Foreign exchange losses/(gains)	18,034	(18,571)	5,514
Depreciation of property, plant and equipment	1,550,924	1,507,804	1,553,039
Depreciation of investment property	14,527	14,694	15,184
Depreciation of right-of-use assets	—	101,998	32,653
Amortization of lease prepayments and other non-current assets	242,162	214,292	226,263
Impairment loss on property, plant, equipment and construction in progress	82,652	486	87,570
(Gains)/losses on disposal of property, plant and equipment and other long-term assets-net	(172,508)	(158,551)	1,212
Share-based payment	(13,004)	—	—

Profit on operation before change of working capital	7,201,272	3,008,630	1,407,743

(Increase)/decrease in inventories	(1,523,277)	1,366,441	2,865,687
(Increase)/decrease in operation receivables	(469,339)	(92,354)	308,333
Increase/(decrease) in operation payables	2,767,557	(487,877)	(1,008,800)
Increase/(decrease) in balances to related parties-net	525,286	1,860,836	(1,577,876)

Cash generated from operating activities	8,501,499	5,655,676	1,995,087

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

31	Cash generated from operations (continued)

(a)	Reconciliation of liabilities arising from financing activities

	Borrowings RMB’000	Lease liabilities RMB’000	Short-term bonds RMB’000	Total RMB’000
As at 31 December 2018	497,249	76,731	—	573,980

Financing cash flows	1,059,892	(89,124)	—	970,768
Addition of lease liabilities	—	34,436	—	34,436
Foreign exchange movements	(9,541)	—	—	(9,541)

As at 31 December 2019	1,547,600	22,043	—	1,569,643

Financing cash flows	(2,456)	(15,586)	2,998,469	2,980,427
Addition of lease liabilities	—	6,014	—	6,014
Foreign exchange movements	2,856	—	—	2,856

As at 31 December 2020	1,548,000	12,471	2,998,469	4,558,940

(b)	In the statement of cash flows, proceeds from sale of property, plant and equipment comprise:

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Net book amount	37,614	23,113	60,854
Losses/(gains) on disposal of property, plant and equipment - net	172,508	44,390	(1,212)

Net proceeds from disposal of property, plant and equipment	210,122	67,503	59,642

(c)	Non-cash investing activities

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Purchase of non-current assets settled by bills	50,110	73,812	65,800

32	Commitments

Capital commitments

	As at 31 December
	2019	2020
	RMB’000	RMB’000
Property, plant and equipment
Contracted but not provided for	247,220	585,870

33	Subsequent event

A dividend in respect of the year ended 31 December 2020 of RMB 0.1 per share, amounting to a total dividend of RMB 1,082,381 thousands, was proposed by the Board of Directors on 24 March 2021.

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

34	Balance sheet and reserve movement of the Company

	As at 31 December 2019	As at 31 December 2020
	RMB’000	RMB’000
Assets

Non-current assets
Property, plant and equipment	11,101,389	11,279,484
Right-of-use assets	319,434	296,371
Investment properties	397,573	396,676
Construction in progress	1,814,985	1,694,937
Investments in subsidiaries	1,848,328	2,048,328
Investments accounted for using the equity method	4,476,683	4,594,451
Deferred tax assets	138,648	238,040
Time deposits with banks	3,511,234	7,042,840
Other non-current assets	455,391	402,304

	24,063,665	27,993,431

Current assets
Inventories	6,368,389	3,685,456
Financial assets at fair value through other comprehensive income	669,889	735,262
Financial assets at fair value through profit or loss	3,318,407	—
Trade receivables	2,114	1,484
Other receivables	12,627	6,447
Prepayments	3,099	6,559
Amounts due from related parties	1,354,793	975,952
Cash and cash equivalents	5,754,440	5,460,067
Time deposits with banks	1,508,839	4,049,441

	18,992,597	14,920,668

Total assets	43,056,262	42,914,099

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

34	Balance sheet and reserve movement of the Company (continued)

	As at 31 December 2019	As at 31 December 2020
	RMB’000	RMB’000
Equity and liabilities
Equity attributable to owners of the Company
Share capital	10,823,814	10,823,814
Reserves (a)	18,620,152	17,697,677

Total equity	29,443,966	28,521,491

Liabilities

Non-current liabilities
Lease liabilities	8,860	1,911
Deferred income	10,005	13,433

	18,865	15,344

Current liabilities
Borrowings	1,500,000	1,500,000
Short-term bonds	—	3,017,811
Lease liabilities	10,059	7,897
Contract liabilities	597,688	423,838
Trade and other payables	2,420,912	2,287,762
Amounts due to related parties	5,104,639	3,507,497
Current tax liabilities	3,558,441	3,392,922
Staff salaries and welfares payable	183,912	239,537
Income tax payable	217,780	—

	13,593,431	14,377,264

Total liabilities	13,612,296	14,392,608

Total equity and liabilities	43,056,262	42,914,099

The balance sheet of the Company was approved by the Board of Directors on 28 April 2021 and were signed on its behalf.

Wu Haijun	Du Jun

Chairman	Vice General Manager and Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

34	Balance sheet and reserve movement of the Company (continued)

(a)	Reserve movement of the Company

	Legal Surplus	Capital surplus	Surplus reserve	Other reserve	Hedging	Share premium	Safety production fund	Retained earnings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2019	4,072,476	4,180	101,355	10,389	—	106,846	57,135	14,965,864	19,318,245

Net profit attributable to shareholders of the Company	—	—	—	—	—	—	—	2,000,410	2,000,410
Dividends proposed and approved	—	—	—	—	—	—	—	(2,705,952)	(2,705,952)
Share of other comprehensive loss of investments accounted for using the equity method	—	—	—	7,449	—	—	—	—	7,449

Balance at 31 December 2019	4,072,476	4,180	101,355	17,838	—	106,846	57,135	14,260,322	18,620,152

Net profit attributable to shareholders of the Company	—	—	—	—	—	—	—	387,895	387,895
Dividends proposed and approved	—	—	—	—	—	—	—	(1,298,858)	(1,298,858)
Appropriation of safety production fund	—	—	—	—	—	—	88,462	(88,462)	—
Change in fair value of hedging instruments	—	—	—	—	(63,840)	—	—	—	(63,840)
Reclassified to cost of inventory	—	—	—	—	63,840	—	—	—	63,840
Share of other comprehensive income of investments accounted for using the equity method	—	—	—	(11,512)	—	—	—	—	(11,512)

Balance at 31 December 2020	4,072,476	4,180	101,355	6,326	—	106,846	145,597	13,260,897	17,697,677

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

35	Benefits and interests of directors and supervisors

(i)	Directors’ and supervisors’ emoluments:

	2018
	Salaries and other benefits	Retirement scheme contributions	Discretionary bonus	Fees	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors

Wu Haijun (a)	393	19	910	—	1,322
Shi Wei (b)	84	6	58	—	148
Jin Qiang	226	19	523	—	768
Guo Xiaojun	216	19	518	—	753
Zhou Meiyun	185	19	498	—	702
Jin Wenmin (c)	187	19	528	—	734
Gao Jinping (d)	215	12	549	—	776

Independent non-executive directors

Zhang Yimin	—	—	—	150	150
Liu Yunhong	—	—	—	150	150
Du Weifeng	—	—	—	150	150
Li Yuanqin	—	—	—	150	150

Supervisors

Ma Yanhui	274	14	288	—	576
Zuo Qiang	135	17	411	—	563
Li Xiaoxia	143	16	418	—	577
Zheng Yunrui	100	—	—	—	100
Cai Tingji	100	—	—	—	100

	2,258	160	4,701	600	7,719

(a)	Resigned general manager in September 2018 while other titles remained.
(b)	Appointed in September 2018.
(c)	Appointed in June 2018.
(d)	Resigned in September 2018.

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

35	Benefits and interests of directors and supervisors (continued)

(i)	Directors’ and supervisors’ emoluments (continued):

	2019
	Salaries and other benefits RMB’000	Retirement scheme contributions RMB’000	Discretionary bonus RMB’000	Fees RMB’000	Total RMB’000

Executive Directors

Wu Haijun	343	26	557	—	926
Shi Wei (a)	329	26	797	—	1,152
Jin Qiang	289	26	745	—	1,060
Guo Xiaojun (b)	283	26	751	—	1,060
Zhou Meiyun	248	26	709	—	983
Jin Wenmin	260	26	721	—	1,007

Independent non- executive directors

Zhang Yimin	—	—	—	150	150
Liu Yunhong	—	—	—	150	150
Du Weifeng	—	—	—	150	150
Li Yuanqin	—	—	—	150	150

Supervisors

Ma Yanhui	267	22	685	—	974
Zuo Qiang (c)	102	15	324	—	441
Li Xiaoxia (d)	102	14	529	—	645
Zhang Feng (e)	31	9	107	—	147
Chen Hongjun (f)	34	9	110	—	153
Zheng Yunrui	100	—	—	—	100
Cai Tingji	100	—	—	—	100

	2,488	225	6,035	600	9,348

(a)	Resigned in December 2019.
(b)	Resigned in December 2019.
(c)	Resigned in September 2019.
(d)	Resigned in September 2019.
(e)	Appointed in October 2019.
(f)	Appointed in October 2019.

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

35	Benefits and interests of directors and supervisors (continued)

(i)	Directors’ and supervisors’ emoluments (continued):

	2020
	Salaries and other benefits RMB’000	Retirement scheme contributions RMB’000	Discretionary bonus RMB’000	Fees RMB’000	Total RMB’000

Executive Directors

Wu Haijun	359	44	799	—	1,202
Guan Zemin (a)	367	41	397	—	805
Jin Qiang	354	44	716	—	1,114
Jin Wenmin	250	44	721	—	1,015
Huang Xiangyu (b)	275	39	440	—	754
Huang Fei (c)	217	39	426	—	682
Zhou Meiyun (d)	181	33	668	—	882

Non- executive directors

Xie Zhenglin (e)	—	—	—	—	—
Peng Kun (f)	96	25	246	—	367

Independent non- executive directors

Li Yuanqin	—	—	—	150	150
Tang Song (g)	—	—	—	75	75
Chen Haifeng (h)	—	—	—	75	75
Yang Jun (i)	—	—	—	75	75
Gao Song (j)	—	—	—	75	75
Zhang Yimin (k)	—	—	—	75	75
Liu Yunhong (l)	—	—	—	75	75
Du Weifeng (m)	—	—	—	75	75

Supervisors

Ma Yanhui	332	42	720	—	1,094
Zhang Feng	148	40	485	—	673
Chen Hongjun	159	38	485	—	682
Zheng Yunrui	100	—	—	—	100
Cai Tingji	100	—	—	—	100

	2,938	429	6,103	675	10,145

(a)	Appointed in February 2020.
(b)	Appointed in June 2020.
(c)	Appointed in June 2020.
(d)	Resigned in September 2020.
(e)	Appointed in June 2020.
(f)	Appointed in June 2020.
(g)	Appointed in June 2020.
(h)	Appointed in June 2020.
(i)	Appointed in June 2020.
(j)	Appointed in June 2020.
(k)	Resigned in June 2020.
(l)	Resigned in June 2020.
(m)	Resigned in June 2020.

Sinopec Shanghai Petrochemical Company Limited
Notes to the Consolidated Financial Statements (Continued)
For the year ended 31 December 2020

35	Benefits and interests of directors and supervisors (continued)

(ii)	Directors’ retirement benefits

No specific retirement benefits were paid to directors in respect of services in connection with the management of the affairs of the company or its subsidiary undertaking (2019 and 2018: Nil).

(iii)	Directors’ material interests in transactions, arrangements or contracts

No significant transactions, arrangements and contracts in relation to the Group’s business to which the Company was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.