Form 20-F
period 2021-12-31
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
filed 2022-04-28
CIK 908732

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from__________to__________
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
The People’s Republic of China
Tel: +86 (21) 57943143
Fax: +86 (21) 57940050
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 100 H Shares, par value RMB1.00 per Share	SHI	New York Stock Exchange
H Shares, par value RMB1.00 per Share		New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares. The H Shares are also listed and traded on The Stock Exchange of Hong Kong Limited.
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒
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
These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including the risks set forth in “
Item 3. Key Information — Risk Factors
” and the following:

•	fluctuations in crude oil and natural gas prices;

•	fluctuations in prices of our products;

•	failures or delays in achieving production from development projects;

•	potential acquisitions and other business opportunities;

•	continued availability of capital and financing;

•	changes to environmental and economic regulations;

•	general economic, market and business conditions, including volatility in interest rates, changes in foreign exchange rates and volatility in commodity markets; and

•	other risks and factors beyond our control.
Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements should be considered in light of the various important factors set forth above and elsewhere in this annual report, including the risks set forth in “
Item 3. Key Information – Risk Factors
.” In addition, we cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.
Unless otherwise specified, references in this annual report to “U.S. Dollars” or “U.S.$” are to United States Dollars, references to “HK Dollars” or “HK$” are to Hong Kong Dollars and references to “Renminbi” or “RMB” are to Renminbi yuan, the legal currency of the PRC.
We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to U.S. Dollars have been made at a rate of RMB 6.3726 to U.S. $1.00, the noon buying rate on December 30, 2021 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We do not represent that Renminbi or U.S. Dollar amounts could be converted into U.S. Dollars or Renminbi, as the case may be, at any particular rate.
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
References to the “Sinopec Group” and “Sinopec” are references to China Petrochemical Corporation, the controlling company of Sinopec Corp.
References to the “Complex” are references to Shanghai Petrochemical Complex, our predecessor founded in 1972.
References to “China” or the “PRC” are references to The People’s Republic of China which, for the purpose of this annual report and for geographical reference only, excludes Hong Kong Special Administrative Region, Macao Special Administrative Region, and Taiwan.
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
Business and Operational Risk Factors
The coronavirus pandemic has and could continue to materially and adversely affect our business.
In the beginning of 2020, a novel strain of coronavirus
(COVID-19)
was reported to have surfaced and then caused a pandemic outbreak. Shanghai has implemented a slew of enhanced measures related to matters such as community prevention and control, patient transport, and disinfection since March 2022. The phased lockdown triggered by the
COVID-19
outbreak in Shanghai will remain for the time being. The global outbreak of
COVID-19
and related adverse public health developments have had and may continue to have a material adverse impact upon our normal operating activities, the demand for our end products and our financial performance. Our normal operating activities were disrupted by the temporary closure of our offices, suspension of business travel, disruptions to our normal working schedules, various restrictions on our employees’ activities and similar disruptive effects to our normal operations. In addition, the global spread of
COVID-19,
and the implementation by governments around the world of measures intended to slow down the spread, have caused a material reduction in worldwide business activity, resulting in a drop in demand for our products.

We have taken measures in response to the pandemic, including the adoption of more stringent workplace sanitation measures. We will continue to monitor the situation and consider additional measures to protect the health and safety of our employees and to respond to future developments.    New outbreaks have occurred and may continue to occur within China and abroad.    However, the extent to which these outbreaks impact our results will depend on global trends and future developments that are not within our control, including the emergence of new variants, the availability of effective vaccines, the development and availability of therapeutic treatments for
COVID-19,
the scope and severity of the outbreaks and the actions taken by governmental authorities to contain any outbreaks. The long-term impact of the
COVID-19
pandemic on our performance also depends in large part on the effect of the pandemic on global and regional economies and the response of world financial markets. For example, the lockdown of Shanghai and other municipalities in China in early 2022 may adversely affect the near-term growth of the Chinese economy . An extended outbreak could depress global economic activity, disrupting our operations, reducing demand for our products and adversely impacting our financial performance.
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
We consume large amounts of crude oil to manufacture our products of which more than 95% is typically imported. In 2021, crude oil costs accounted for RMB 43.182 billion, or 58.12% of our consolidated annual cost of sales (68.26% of parent company annual cost of sales). As a result, changes in crude oil prices can affect our profitability. In recent years, due to various reasons, the price of crude oil has fluctuated significantly. The volatility of crude oil prices, as well as in the price of other energy products, has increased significantly as a result of the pending conflict between Russia and Ukraine. Russia is a major supplier of crude oil and natural gas to global markets. The sanctions imposed on Russia by numerous countries may result in a material reduction in oil and gas exports from Russia, which could increase price volatility for such products. We expect that the volatility and uncertainty of the prices of crude oil and petrochemical products will continue, and that increasing crude oil prices and declines in prices of petrochemical products may adversely affect our business and results of operations and financial condition.
Some of our major products are subject to government price controls, and we are not able to pass on all cost increases from rising crude oil prices through higher product prices.
We consume large amounts of crude oil to manufacture our products of which more than 95% is typically imported. We attempt to mitigate the effect of increased costs due to rising crude oil prices. However, our ability to pass on these increased costs to our customers is dependent on market conditions and government regulations. Given that the increase of the sales prices of our products may lag behind the increase of crude oil costs, we may fail to completely cover the increased costs by increasing our sales prices, particularly where government regulations restrict the prices of certain of our fuel products. In particular, gasoline, diesel and jet fuel, and liquefied petroleum gas are subject to government price controls at present. In 2019, 2020 and 2021 approximately 44.81%, 43.64%, and 47.01%, respectively, of our net sales were from such products subject to price controls. Although the current price-setting mechanism for refined petroleum products in China allows the Chinese government to adjust price in the PRC market when the average international crude oil price fluctuates beyond certain levels within a certain time period (see
Item 4. Information on the Company – B. Business Overview – Product Pricing
), the Chinese government still retains discretion as to whether or when to adjust the prices of the refined oil products. The Chinese government generally exercises certain price control over refined oil products once international crude oil prices experience a sustained rise or become significantly volatile. For instance, some of our fuel products are required to be sold to designated distributors (such as the subsidiaries of Sinopec Corp.). Because we cannot freely sell our fuel products to take advantage of possible opportunities for higher prices, we may not be able to fully cover increases in crude oil prices by increasing the sale prices of our products, which has had and will possibly continue to have a material adverse effect on our financial condition, results of operations and cash flows.
Our development and operation plans have significant capital expenditure and financing requirements, which are subject to a number of risks and uncertainties.
The petrochemical business is a capital intensive business. Our ability to maintain and increase our revenues, net profit and cash flows depends upon continued capital spending. Our current business strategy contemplates capital expenditure for 2022 of approximately RMB 3,500 million (U.S. $548.96 million), which will be provided through financing activities and use of our own capital. Our actual capital expenditures may vary significantly from these planned amounts, subject to our ability to generate sufficient cash flows from operations, investments and other factors that may be beyond our control. In addition, there can be no assurance as to whether, or at what cost, our capital projects will be completed or the success of these projects if completed.

As of March 31, 2022, we had an aggregate outstanding indebtedness of approximately RMB 6,749 million (U.S.$1,058.55 million). Most of our borrowings are with state-controlled banks in China and structured as short term debt obligations with payment due in one year or less. These banks have generally been willing to provide new short term loans while we pay off existing loans. Sinopec Finance Company Limited (“Sinopec Finance”), provided a loan of RMB 700 million (US $109.79 million) for our debt for the year ended December 31, 2021 and for the three months ended March 31, 2022.
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
We maintain a package of insurance coverage plan through Sinopec Group on our property, facilities and inventory. In addition, we maintain insurance policies for such assets as the engineering construction projects and products in transit with third-party commercial insurance companies. Sinopec Group carries out unified insurance for safety production liability insurance and environmental liability insurance. We also insured a safety production liability insurance for 1 year in August 2021. The annual cumulative compensation caps is RMB 135 million and the compensation caps for each accident is RMB 67.5 million. We carry a third party liability insurance with a coverage capped at RMB 50 million in 2022 to cover claims, subject to deductibles, in respect of personal injury, property or environmental damage arising from accidents on our property or relating to our operations other than on our transportation vehicles. Our insurance coverage may not be sufficient to cover all the financial losses caused by operating hazards. Resulting losses required to be compensated or otherwise paid for by us due to such operating hazards that are not fully insured against may have a material adverse effect on our financial condition and results of operations.
We are controlled by Sinopec Corp., whose interests may not be aligned with yours.
As of March 31, 2022, Sinopec Corp. owned 50.44% of our shares. Accordingly, it has voting and management control over us, and its interests may be different from the interests of our other shareholders. Subject to our Articles of Association and applicable laws and regulations, Sinopec Corp. will be in a position to cause us to declare dividends, determine the outcome of corporate actions requiring shareholder approval or effect corporate transactions without the approval of the holders of the H Shares and ADSs. Any such increase in our dividend payout would reduce funds available for reinvestment in our business and any such actions or transactions could adversely affect us or our minority shareholders. Sinopec Corp. may also experience changes in its own business strategy and policies. Although we are not currently aware of any specific changes, they could, in turn, lead Sinopec Corp. to change its policies or practices toward us in ways that we cannot predict, with corresponding unpredictable consequences for our business. Additionally, Sinopec Corp. may leverage its controlling shareholder position to influence our decisions with regard to the manufacturing and operation, allocation of financial resources and appointment and removal of senior management members, which could adversely affect us or our minority shareholders.
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
Item 7. Major Shareholders and Related Party Transactions – B. Related Party
Transactions
. Our business and results of operations could be adversely affected if either Sinopec Corp. or Sinopec Group refuses to engage in such transactions or if one of them seeks to amend the its contracts with us in a way adverse to us. In addition, Sinopec Corp. has interests in businesses that compete or are likely to compete, either directly or indirectly, with our businesses. Because Sinopec Corp. is our controlling shareholder and its interests may conflict with our own interests, Sinopec Corp. may take actions that favor itself over our interests.

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
Risks associated with climate change.
In recent years, the petrochemical industry is facing more and more severe challenges as a result of concerns about global climate change. A series of international, domestic and regional agreements to limit greenhouse gas emissions have been signed and come into force. The Paris climate change agreement adopted in December 2015 included binding commitments by countries that have ratified the agreement since November 2016, which may lead to stricter national and regional measures in the near future. Compliance with these measures may lead to higher capital expenditures, tax expenditures, operating costs and other increased costs, resulting in reduced profits and income. Strategic investment may also be adversely affected.

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
Our production operations produce substantial amounts of waste materials (
i.e.
, waste water, waste gas and waste residue). In addition, our production and operations require environmental-related permits that are subject to renewal, modification and revocation. We were subject to various administrative penalties for violations of the relevant PRC environmental laws and regulations in the past years. See
Item 4. Information of the
Company – B. Business Overview – Environmental Protection
. We have established a system to treat waste materials to prevent and reduce pollution. The Chinese government (including the local governments), however, has moved, and may move further, toward the adoption of more regulations and more stringent environmental standards. On May 31, 2021, the Ministry of ecology and environment issued the guidance on strengthening the prevention and control of the source of ecological environment of high energy consumption and high emission construction projects, strictly approving the environmental impact assessment of “two high” projects such as petrochemical and modern coal chemical industry, and resolutely curbing the blind development of “two high” projects. Chinese national or local authorities may also apply more rigorous enforcement of such regulations which would require us to incur additional expenditures on environmental matters. More stringent environmental requirements or a more rigorous enforcement program could impose significant additional costs on us, and may require us to undertake capital investments to conform with the new requirements. We cannot quantify such additional costs at this time.
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

A small portion of our cash and cash equivalents is denominated in foreign currencies (mainly the U.S. Dollar). As of December 31, 2021, our bank deposits denominated in foreign currencies were equivalent to RMB 166 million. Any increase in the value of Renminbi against other currencies, including the U.S. dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies.
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
As a result, we may face significant constraints on our flexibility and ability to expand our business operations or to maximize our profitability. In the past, we have benefited from favorable regulatory policies. Existing policies that favor our industry may change in the future and our business could be adversely affected by any such changes.
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
Corporate Governance
. Because of these exemptions, shareholders may be afforded fewer protections than they otherwise would under the NYSE corporate governance requirements applicable to U.S. domestic issuers, or shareholders may not be afforded the same information generally available to shareholders holding shares in public companies organized in the United States or traded on the NYSE that are not foreign private issuers.
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
The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.
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
The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the reliability and quality of our audited financial statements. In addition, under changes to the PRC Securities Law that became effective in March 2020, the SEC and other foreign securities regulators are not permitted to directly conduct investigations or depositions in China and no entity or individual is permitted to provide any document or material in connection with securities business to any offshore securities regulatory authority without the permission of the China Securities Regulatory Commission and the relevant departments of PRC State Council. These restrictions may further erode confidence in our financial reporting.

On December 2, 2021, the SEC adopted final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. On December 16, 2021, the PCAOB designated China and Hong Kong as jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections. If the SEC determines that, for any year commencing with our 2021 fiscal year our auditors were not subject to inspection by the PCAOB, then we will be required to comply with the disclosure requirements set forth in these rules and establish that we are not owned or controlled by a governmental entity in our jurisdiction. The SEC will publicly identify companies subject to these disclosure requirements on the SEC’s website. An initial trading prohibition would not be imposed until we have been identified by the SEC in this manner for three consecutive years, during such period of time we would need to identify and engage an accounting firm that is subject to PCAOB inspections to avoid such trading prohibition.
The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditors were not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022. If our securities could be delisted or prohibited from being traded
“over-the-counter”
earlier than would be required by the HFCA Act and are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.
If remedial measures are imposed on the “big four”
PRC-based
accounting firms, including our predecessor independent registered public accounting firm and successor independent registered public accounting firm, we might not be able to timely file future financial statements in compliance with the requirements of the Exchange Act. This could result in a suspension of trading or a delisting or deregistration of our ADSs.
Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our predecessor independent registered public accounting firm and successor independent registered public accounting firm, were affected by a conflict between the United States and Chinese law. Specifically, for certain United States listed companies operating and audited in China, the SEC and the PCAOB sought to obtain from the Chinese accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law they could not respond directly to the United States regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.
In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the
PRC-based
accounting firms, including predecessor independent registered public accounting firm and successor independent registered public accounting firm. In January 2014, an administrative law judge reached an initial decision to impose penalties on the firms including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. On February 6, 2015, before a review by the Commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month
bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. Under the terms of the settlement, the underlying proceeding against the four
PRC-based
accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019.
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
Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Since PFIC status depends on the composition of our income and the composition and value of our assets from time to time, there can be no assurance that we are not currently a PFIC or that we will not be considered a PFIC for the current year, or for any future taxable year. If we are characterized as a PFIC, U.S. investors may suffer adverse tax consequences, including increased U.S. tax liabilities and reporting requirements. For further discussion of the adverse U.S. federal income tax consequences of our possible classification as a PFIC, see
Item 10. Additional Information – E. Taxation – U.S. Taxation.
We could be sanctioned or otherwise penalized under relevant U.S. laws if we engage in business with certain entities in Iran or Russia and such transactions are determined by the U.S. governmental authorities to violate U.S. laws.
We have in the past sourced a small portion of crude oil from Iran. The United States has adopted a number of measures since 1996 that provide for the possible imposition of sanctions against
non-U.S.
companies engaged in certain activities in and with Iran in the energy and other sectors, including, the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRSHRA”) enacted August 10, 2012 and the Iran Freedom and Counter-Proliferation Act (“IFCA”) enacted January 2, 2013, Section 1245 of the National Defense Authorization Act of 2012 (“NDAA”) enacted December 31, 2011, and Executive Order 13846 of August 6, 2018 that was issued in connection with the termination of the participation by the United States in the Joint Comprehensive Plan of Action, or JCPOA, that became effective January 16, 2016, and resulted in the waiver of certain U.S. sanctions against
non-U.S.
persons engaging in certain transactions with Iran. The withdrawal was effected in two stages that resulted on November 5, 2018, in the complete re-imposition
of the U.S. sanctions that were waived under the JCPOA. On November 5, 2018, the United States also granted a
180-day
waiver (that is potentially renewable) under Section 1245 of the NDAA to China (and seven other countries) allowing for the purchase of petroleum from Iran under specified conditions. The NDAA waiver does not authorize transactions that remain prohibited under other U.S. sanctions laws. On April 22, 2019, the U.S. Secretary of State announced that the United States would not grant any further waivers under the NDAA. In February 2021, U.S. President announced that the U.S. would not lift economic sanctions on Iran until Iran complies with the terms of the JCPOA.
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
In addition, the conflict between Russia and Ukraine has resulted in the imposition of new sanctions on the Russian energy sector and greater scrutiny of pre-existing sanctions. The continuation of the conflict may result in the imposition of additional or more severe sanctions, and may also generate a higher level of sanctions enforcement activity. The International Emergency Economic Powers Act currently prohibits dealings with designated Russian persons and entities if the transaction involves a nexus to the U.S., such as payment in U.S. dollars. Under U.S. law, penalties could be imposed upon us even if we purchase crude oil or natural gas through a third party, and we are not aware that the purchase was made from an entity subject to U.S. sanctions. The sanctions regime relating to the Russian energy sector is continuing to evolve, and no assurance can be given that the United States or other jurisdictions will not seek to impose penalties upon us if they believed that we had engaged in sanctionable activities. If we were to become involved in sanctions proceedings, our business reputation could be harmed and we could incur substantial costs in order to defend the proceedings or pay any resulting penalties

Sinopec Group, the controlling shareholder of Sinopec Corp. which is our current controlling shareholder, or its affiliates’ current or future activities in certain countries are the subject of economic sanctions under relevant U.S. laws and could result in negative media and investor attention to us and possible imposition of sanctions on Sinopec Group, which could materially and adversely affect our shareholders.
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
5794-1941. Our company website is
www.spc.com.cn
. The SEC maintains an Internet site at
www.sec.gov
that contains reports, proxy and information statements, and our other information that file electronically with the SEC.
Our Predecessor
Our predecessor, the Complex, was founded in 1972 as one of the first large scale Chinese petrochemical enterprises using advanced imported technology and equipment. Prior to June 29, 1993, the Complex was wholly-owned by Sinopec Group, at the time a ministerial level enterprise (before its restructuring in 1998). The Complex’s location was chosen because of accessibility by water and land transportation to Shanghai, a major industrial city of China, and the availability of reclaimable land. The Complex was initially under the administration of the Ministry of Textile Industry and in 1983 was placed under the administration of Sinopec.
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
The Company exercised its Share Option Incentive Scheme for the first time in August 2017, and the second time in January 2018, and the total number of shares of the Company increased by 14,176, 600 shares and 9,636,900 shares, respectively, upon exercise. Immediately upon completion of the exercise of Share Option Incentive Scheme on February 14, 2018, the total number of A Shares of the Company reached, as of December 4, 2013, 7,328,813,500, and the total amount of H Shares of the Company reached 3,495,000,000.
Description of Principal Capital Expenditures and Divestitures
For a description of capital expansion projects related to our facilities, see
Item 4. Information on the Company – D. Property, Plant and
Equipment – Capital Expansion Program
.
B. Business Overview
We are one of the major petrochemical companies in China based on 2021 net sales and ethylene production. Our highly integrated petrochemical complex processes crude oil into a broad range of products in four major product areas:

•	synthetic fibers,

•	resins and plastics,

•	intermediate petrochemicals, and

•	petroleum products.
Based on 2021 sales volumes, we are a leading Chinese producer of synthetic fibers and resins and plastic products. We believe that we are also a leading competitor in sales of petroleum products and intermediate petrochemicals in our regional markets.
Our net sales by business lines as a percentage of total net sales in each of 2019, 2020 and 2021 are summarized as follows:
Net Sales of RMB88,055.7 million in 2019

Synthetic fibers	2.45%
Resins and plastics	11.33%
Intermediate petrochemicals	11.71%
Petroleum products	48.98%
Trading of petrochemical products	24.63%
Others	0.90%

Total	100.00%

Net Sales of RMB61,560.9 million in 2020

Synthetic fibers	2.39%
Resins and plastics	15.30%
Intermediate petrochemicals	13.33%
Petroleum products	48.96%
Trading of petrochemical products	18.81%
Others	1.21%

Total	100.00%

Net Sales of RMB 75,888.8 million in 2021

Synthetic fibers	1.81%
Resins and plastics	13.13%
Intermediate petrochemicals	14.21%
Petroleum products	55.19%
Trading of petrochemical products	14.56%
Others	1.10%

Total	100.00%

We derive a substantial portion of our revenues from customers in Eastern China (principally Shanghai and its six neighboring provinces), an area that has experienced economic growth above the national average in recent years. Shown by geographic region and exports, our net sales by business lines as a percentage of total net sales for each of 2019, 2020 and 2021 are as follows:
2019 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	89.32	10.68	0.00
Resins and plastics	83.40	16.60	0.00
Intermediate petrochemicals	93.88	5.42	0.70
Petroleum products	85.40	0.55	14.05
Trading of petrochemical products	48.48	48.26	3.26
Total net sales	78.36	3.36	18.28

2020 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	89.85	10.15	0.00
Resins and plastics	91.93	8.07	0.00
Intermediate petrochemicals	94.72	4.06	1.22
Petroleum products	91.35	0.24	8.41
Trading of petrochemical products	61.08	5.61	33.31
Total net sales	86.92	2.64	10.45
2021 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	91.68	8.32	0.00
Resins and plastics	94.99	5.01	0.00
Intermediate petrochemicals	97.12	1.18	1.70
Petroleum products	91.80	0.39	7.81
Trading of petrochemical products	64.54	3.11	32.35
Total net sales	89.28	1.43	9.29
Business Strategies
Our development objectives are to evolve itself into a “leading domestically, first-class globally” energy and chemical and new material enterprise. The key components of the Company’s development strategy are as follows: to take into account both low cost and differentiation, and to focus on both scale and refinement. The Company focuses on value and market orientation, creativity, talents as the backbone of the Company, the emphasis of environment and low carbon emissions and integrated development, to realize low cost and large scale of the upstream, and high value-added and refinement of the downstream. The Company will give full play to its advantages of a wide product chain, diversified products and close monitoring of the market to enhance competitiveness. Under the guidance of the above development strategy, according to the requirements of North-South Transformation Policy raised by Shanghai Government, the Company will (a) actively promote the transition from oil refining to chemical industry, the transition from chemical industry to materials, the transition from materials to high-end
products, and the transition from parks to ecology, (b) carry out comprehensive technological transformation and quality upgrades, and (c) further optimize refining product structure to better meet the market needs. The Company will seek to strengthen the core industries of mid-to-high-end
new materials such as carbon fiber, and take polyester, polyolefin, elastomer, and
C-5
downstream fine chemical new materials as breakthrough and extension for the mid-to-high-end
new materials which should help the North-South transformation and the construction of Carbon Valley Green Bay and local industrial parks in Jinshan District. The Company will seek to develop wind, light, fire, and biological integrated power generation and green hydrogen production technology, with a view towards realizing the energy structure transformation from fossil energy to fossil energy combined with renewable energy to achieve energy saving. Through diversified industrial linkage development and cluster agglomeration, the Company plans to build an industrial base with green energy, fine chemical, and high-end
material on the north bank of Hangzhou Bay with world-scale and first-class competitiveness.
In 2022, Sinopec Group will continue to adhere to the market-oriented, efficiency-centered strategy, consolidate the foundation of environmental protection, optimize production and operation, improve corporate governance efficiency with a focus on building talent teams, achieve high-quality development of the Company and strive to create better economic benefits.
In 2022, the Company is looking to process a total of 13.65 million tons of crude oil and produce a total of 7.57 million tons of refined oil, 0.8252 million tons of ethylene, 0.666 million tons of paraxylene, 0.431 million tons of polyethylene, 0.453 million tons of polypropylene, 0.103 million tons of ethylene glycol, and 0.02 million tons of acrylic fiber. To achieve our business objectives in 2022, we intend to pursue the following strategies:

•	Focus on green and clean energy for consolidating environmental protection

The Company will seek to comprehensively promote the establishment of the HSSE management system and establish and improve the PDCA closed-loop management mechanism. Under the key theme of “identifying major risks, eliminating major hidden dangers, and preventing major accidents”, the Company seeks to strengthen risk management and control in key areas and key links, and continue to tighten contractor safety management and control. Furthermore, the Company will endeavor to continue to improve employees’ safety awareness and skills and promote the creation of a culture that values safety. The Company will also emphasize implementing a green and clean strategy and strengthen carbon emission management to realize stable and standard- meeting emission of waste gas and wastewater to ensure that VOCs’ average concentration at the boundary was less than 100 micrograms/m3 and strengthen carbon emission management. The Company also seeks to make a good effort in the supply of anti-epidemic materials, in dealing with emergencies and the workforce’s stability to ensure the safety and physical and mental health of employees, and to strengthen employee safety education and comprehensively improve employee health management standards.

•	Focus on improving quality and efficiency through the continuous optimization of production and operation
The Company intends to optimize its overall planning for operations shutdown and start-up
and strengthen the plant’s management and control during the shutdown and start-up
phase. The Company shall also seek to improve its technical and economic indicators by improving safety management and its key control and maintenance plans. The Company also intends to optimize its systems to further improve the accuracy and reliability of crude oil comparison and selection, production and operation, and product structure optimization. The Company shall also further expand varieties in crude oil procurement and enhance deployment flexibility and will endeavor to reduce crude oil procurement costs. Furthermore, the Company strives to accurately grasp market conditions and adjust marketing strategies and product structures to maximize benefits. The Company shall also emphasize flexibly adjusting the yield of refined oil products and diesel-gasoline ratio, raise the total volume of high-grade gasoline, and develop new channels for exporting gasoline and jet fuel. The Company shall also seek to take advantage of market opportunities and devote efforts in developing new products and specialized materials. The Company intends to optimize its public projects and promote the optimization of its storage and transportation logistics system, and optimization its oil refining business. As a significant step forward, the Company is planning to implement full process safety management while strengthening its process stability and equipment integrity management, and continuously upgrade the automation and intelligence of its equipment. The Company will exert strict control of “Three Smalls” and eliminate “Three Nons”. Special competitions on the reliability of production equipment will continue to take place, while the “The Day of Excellence” activities are continuing to mobilize employees to eliminate safety risks in time, avoid accidents, and strengthen the smooth separation of the equipment.

•	Advance reformations further and raise efficiencies in corporate governance
With a focus on its strategic planning, the Company seeks to explore its path in organizational reorganization along the business or industrial chain to establish an organizational system which is in line with the management scope. The Company plans to reorganize its organizations and streamline work processes as well as integrate positions, and focus on key tasks in the reform, such as the reformation of “three systems”, the reformation of its scientific research regime, and a sound market-oriented operating system. The Company shall continue to promote its process management to improve the efficiency of business collaboration between different departments. The Company shall also strive to strengthen the management of investment enterprises, and incorporate wholly-owned and controlling subsidiaries into the Company’s integrated management system. The Company shall also fully carry out benchmarking and upgrading, and strengthen cost target management across its entire staff , while further tapping potentials and raise efficiency, with strict control on various expenses and expenditures. The Company also plans to integrate business and finance, and transformation from accounting finance to management finance. The Company also intends to implement transparent management, optimize business processes, improve management efficiency and quality, and makes good use of information technology to quickly and effectively convey the Company’s decisions and plans to, and deployment at, the grass-roots level. The Company is also establishing a retroactive investigation mechanism designed to ensure all the employees are clear about the goals and responsibilities and provided with proper motivation.

•	Focus on creativity-driven development so as to realize high-quality corporate development
In accordance with the “3060” national carbon emission requirement (“3060” refers to having carbon dioxide emissions peak by 2030 and achieving carbon neutrality by 2060), the Company’s ultimate goal is to ensure “zero carbon emissions” and guarantee coordination of carbon reduction and transformation and development. The Company promoted the construction of large ton carbon fiber, hundred-ton
high performance carbon fiber pilot plant project, 3rd circuit 220 kV power supply line project. We will speed up the construction of hydrogen energy demonstration projects and launch the thermoplastic elastomer project. The Company shall emphasize tackling key core technologies such as carbon fiber, increase investment in research and development, and improve the collaborative innovation mechanism. The Company shall also explore opportunities in differentiated high value-added products, and strive to build a new material industry cluster with the carbon fiber industry as its core and utilize polyester, polyolefin, elastomer, C5 downstream fine chemical new materials as the keys to seek breakthroughs and developments. The Company also promotes the construction of a data governance system and the application of advanced control and optimization technologies, and deepens the application of intelligent security by promoting the construction of an integrated platform for intelligent marketing and accelerating the advancement of digital transformation.

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
The following table shows a comparison of the production volume and sales volume in 2020 and 2021 by our major products.

Products	Production			Sales
	2021 (10,000 tons)	2020 (10,000 tons)	Year-on-year change	2021 (10,000 tons)	2020 (10,000 tons)	Year-on-year change
Diesel Note1	338.80	398.21	-14.92%	338.10	398.61	-15.18%
Gasoline	339.64	327.30	3.77%	340.23	328.18	3.67%
Jet Fuel Note1	118.45	112.45	5.34%	99.57	99.43	0.14%
Paraxylene	49.63	66.24	-25.08%	46.53	45.64	1.95%
Benzene Note2	30.67	37.21	-17.58%	29.99	33.14	-9.51%
Ethylene Glycol	15.07	23.67	-36.33%	4.14	12.73	-67.48%
Ethylene Oxide	33.56	31.30	7.22%	32.78	30.53	7.37%
Ethylene Note2	71.28	82.52	-13.62%	—	—	—
Polyethylene	49.62	58.12	-14.62%	49.63	57.85	-14.21%
Polypropylene	45.59	49.29	-7.51%	42.26	45.16	-6.42%
Polyester Pellet Note2	34.34	33.99	1.03%	30.24	29.33	3.10%
Acrylic	7.10	11.55	-38.53%	7.32	11.69	-37.38%
Polyester Staple	2.62	3.37	-22.26%	2.73	3.40	-19.71%

Notes: 1. Excludes sales volume of proceeds on order.
2. The difference between production and sales are internal sales.
The above-mentioned sales volume does not include the trading of our petrochemical products.
The following table shows our 2021 net sales by major products as a percentage of total net sales together with the typical uses of these products.

Product	% of net sales	Typical Use
SYNTHETIC FIBERS
Polyester staple fiber	0.22	Textiles and apparel
Acrylic staple fiber	1.52	Cotton type fabrics, wool type fabrics
Others	0.07
Sub-total	1.81
RESINS AND PLASTICS
Polyester chips	2.22	Polyester fibers, films and containers
Polypropylene pellets	4.80	Films, ground sheeting, wire and
cable compound and otherinjection molding products such as housewares and toys Polyethylene pellets	4.19	Films or sheets, injection molding
products such as housewares, toys and household electrical appliances and automobile parts Polyvinyl alcohol (“PVA”)	0.01	PVA fibers, building coating materials and textile starch
Others	1.91
Sub-total	13.13
INTERMEDIATE PETROCHEMICALS
Ethylene	0.00	Feedstock for polyethylene, ethylene glycol, polyvinyl chloride and other intermediate petrochemicals which can be further processed into resins, plastics and synthetic fiber.
Ethylene oxide	2.91	Intermediate products for the chemical and pharmaceutical
industry, including dyes, detergents and adjuvant

Product	% of net sales	Typical Use
Benzene	2.42	Intermediate petrochemical products, styrene, plastics, explosives, dyes, detergents, epoxies and polyamide fiber
Paraxylene	3.44	Intermediate petrochemicals and polyester
Butadiene	0.82	Synthetic rubber and plastics
Ethylene glycol	0.25	Fine chemicals
Others	4.37
Sub-total	14.21
PETROLEUM PRODUCTS
Gasoline	22.70	Transportation fuels
Diesel	18.13	Transportation fuels and agricultural machinery fuels
Jet Fuel	4.83	Transportation fuels
Others	9.53
Sub-total	55.19
Trading of petrochemical products	14.56	Import and export trade of petrochemical products (purchased from domestic and overseas suppliers)
Others	1.10
Total	100.00
The following table provides a detailed description of our major products by industry segment, primary upstream raw materials, transport and storage method, primary downstream application fields and key price-influencing factors:

Product	Industry segment	Primary upstream raw material	Transport/storage method	Primary downstream application fields	Key price-influencing factors
Diesel	Petroleum products	Petroleum	Pipeline transportation and shipping/ storage tank	Transportation fuel, agricultural machinery fuel	International crude oil price, government control
Gasoline	Petroleum products	Petroleum	Pipeline transportation and shipping/ storage tank	Transportation fuel	International crude oil price, government control
Jet Fuel	Petroleum products	Petroleum	Pipeline transportation and shipping/ storage tank	Transportation fuel	International crude oil price, supply- demand balance
Paraxylene	Intermediate petrochemicals	Naphtha	Road transportation/ storage tank	Intermediate petrochemical products and polyester	Raw material price, supply-demand balance
Benzene	Intermediate petrochemicals	Naphtha	Road transportation, shipping, rail transportation/ storage tank	Intermediate petrochemical products, styrene, plastic, explosive, dye, detergent, epoxy resin, chinlon	International crude oil price, market supply- demand condition
Ethylene Glycol	Intermediate petrochemicals	Naphtha	Road transportation/ storage tank	Fine Chemicals engineering	International crude oil price, market supply- demand condition
/

Product	Industry segment	Primary upstream raw material	Transport/storage method	Primary downstream application fields	Key price-influencing factors
Ethylene Oxide	Intermediate petrochemicals	Naphtha	Road transportation, pipeline transportation/ storage tank	Chemical and medical industry intermediate products, including dyes, detergents and auxiliary	International crude oil price, market supply- demand condition
Ethylene	Intermediate petrochemicals	Naphtha	Road transportation, pipeline transportation, shipping/storage tank	PE, EG, PVC and other raw material for further processing of intermediate petrochemical products such as resins, plastics and synthetic fibres	International crude oil price, supply- demand balance
Polyethylene	Resins and plastics	Ethylene	Road transportation, shipping and rail transportation/ warehousing	Film, mulching film, cable insulation material and housewares, toys injection moulding products	Raw material price and market supply- demand condition
Polypropylene	Resins and plastics	Propylene	Road transportation, shipping and rail transportation/ warehousing	Film, mulching film, housewares, toys, household appliances and auto parts injection moulding products	Raw material price and market supply- demand condition
Polyester chips	Resins and plastics	PTA, EG	Road transportation, shipping and rail transportation/ warehousing	Polyester fibre or film, container	Raw material price and market supply- demand condition
Acrylics	Synthetic fibres	Acrylonitrile	Road transportation, shipping and rail transportation/ warehousing	Simple spinning or blend with other material for texture or acrylic top	Raw material price and market supply- demand condition
Polyester	Synthetic fibres	Polyester	Road transportation, shipping and rail transportation/warehousing	Texture, apparel	Raw material price and market supply- demand condition

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
Raw Materials
In 2021, we continued to strengthen our advantages in refining and chemical integration and leverage the strong adaptability of our refining plants to process more high-sulfur crude oil; we used a Process Industry Modeling System to determine the cost performance of crude oil to further improve the cost control of crude oil purchases; and the total volume of the top ten main types of oil purchased in the whole year of 2021 accounted for 82.94% of the total purchase of crude oil.
To enhance the overall profitability, we optimized our ethylene cracking stocks, adjusted and improved our natural gas and fuel gas structure, optimized our hydrogen system, reduced the emission and increased the efficiency of flare gas, increased the outputs of gasoline and aviation kerosene, and optimized naphtha, residual oil and wax oil processing lines. We further optimized the structure of our finished oil products, achieving a diesel to gasoline ratio of 0.99:1 for 2021. We strengthened our tracking of the margin contribution of our units, and continuously carried out daily profitability measurement for each product so as to promptly detect changes in profitability, quickly adjust the load and running schedule of our production units and afford priority to the production of products with high profitability and market demand.
Crude Oil
Crude oil is our primary raw material and the most significant raw material we purchase from outside sources. In 2021, crude oil accounted for approximately 58.12% of our consolidated annual cost of sales (68.26% of parent company annual cost of sales). Accordingly, the supply and price of crude oil are key factors in determining our profitability.
Supply and Transportation
– The crude oil required by us is purchased through Sinopec Corp., as an agent, from foreign sources and Shanghai Nanguang Petrochemical Co., Ltd., as an agent, from domestic sources. During 2021 we did not experience any significant problems in obtaining sufficient crude oil to meet our production needs.
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
We have received confirmation from Sinopec Corp. that it will purchase on our behalf 13.65 million tons of imported crude oil in 2022. Sinopec Corp. has further confirmed that, subject to China’s national crude oil policy and our actual production needs, it will continue to purchase on our behalf sufficient quantities and appropriate types of crude oil, including domestic offshore and imported crude oil, to satisfy our anticipated annual needs. We anticipate that we will fully utilize our supply of crude oil in 2022. We believe that the mix of crude oil feedstock currently available is satisfactory for our 2022 production capacity and targets. Additionally, as part of China’s commitment at its accession into WTO, certain non-state-owned
enterprises have been granted an increasing amount of quota to import crude oil. Although we do not expect to obtain crude oil through this channel in the foreseeable future due to the current crude oil supply system, this may provide us with an alternative source of crude oil supply.
Crude Oil Mix
– Our refining equipment is designed to process certain grades of crude oil. Therefore, the origin and quality of the crude oil available can be important to our business. We believe that as we have been significantly increasing usage of imported crude oil, we will continue to be able to obtain from the market such imported crude oil that is compatible with our refining equipment. The overall mix of foreign versus domestic crude oil we process in 2022 will depend on a variety of factors, including the amount of future supply of domestic offshore crude oil and the availability, price, quality, processing profitability and compatibility with our refining capabilities of imported crude oil. Provided there are no significant modifications to the existing channels of crude oil supply, we believe that sufficient supplies of crude oil will be available on the domestic or international markets for our 2022 production capacity and goals.

In 2021, our crude oil was sourced as follows:

Domestic offshore crude oil	1.05%
Imported crude oil	98.95%

Total:	100.00%

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
Property, Plants and Equipment -Wharfs
.
In the past, we have not experienced disruption in our crude oil supply. The crude oil for our atmosphere vacuum distillation facility is mainly supplied from the Ningbo-Shanghai-Nanjing oil pipeline. Due to our ability to obtain crude oil from multiple sources, we are able to meet our normal requirements for crude oil.
Pricing
– The price of domestic crude oil shall apply the market –adjusted rate and the imported crude oil is generally sold to us at prevailing international market prices. The average cost of imported crude oil and domestic offshore crude oil in 2021 was RMB 3261.98 (U.S.$ 505.61) per ton and RMB 3716.11 (U.S.$ 576.01) per ton, respectively. In 2021, we processed 13,626,501 tons of imported crude oil and 137,858 tons of domestic offshore crude oil (including 404,700 tons of crude oil processed on a sub-contract
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
In 2021, the price of international crude oil market fluctuated and rose. The annual average price of West Texas Intermediate (WTI) crude oil was $68.21/barrel, an increase of 74.1% over the previous year; the average price of Brent crude oil was $70.89/barrel, an increase of 70.0%; and the average price of Dubai crude oil was $69.23/barrel, an increase of 64.1%.
As of December 31, 2021, Sinopec Group had processed a total of 13.7644 million tons of crude oil (of which 404.7 thousand tons were processed on order), indicating a year-on-year
decrease of 6.18%, mainly due to the implementation of the largest overhaul in the Company’s history this year. The cost of crude oil processing for the whole year of 2021 was RMB3,232.29/ton, representing an increase of RMB 852.27 /ton or 35.81% from the same period last year. The annual crude oil processing total cost increased by RMB9.222 billion from the same period last year or 27.15%, accounting for 58.12% of the total cost of sales.
Coal
Most of the coal used for electricity generation is purchased through a unified system of procurement by Sinopec Corp.. Coal is transported by rail from the mines to Qinhuangdao port and shipped by barge to Jinshanwei where it is delivered to the plant via a company-owned wharf and conveyer system. Our cost is primarily dependent on coal price and transportation charges.

We expect that our total requirement for coal to generate electricity in 2022 will be approximately 2 million tons. In 2021, we consumed approximately 1.7521 million tons of coal, a decrease of 138,700 tons from 2020 of 1.8908 million tons.
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
We purchase some ancillary raw materials from outside sources. These raw materials include natural gas, methanol, ammonia, sodium hydroxide, sulfur, acetone, acrylonitrile, PTA, propylene and a variety of catalytic agents. In 2021, the total cost of these materials accounted for approximately 15.73 % of our total cost of sales. We do not expect any difficulties in obtaining a supply of any of these ancillary raw materials in amounts sufficient to meet our needs in the foreseeable future.
Sales and Marketing
Distribution
The distribution of our fuel products is subject to government regulations. We are required to sell certain refined products to the subsidiaries of Sinopec Group or customers designated by Sinopec Group. Since the second half of 2005, Sinopec Group has executed reforms to its system of selling petrochemical products and implemented what it refers to as a “Five Consolidations” strategy featuring “consolidated marketing strategy, consolidated promotion, consolidated logistics optimization, consolidated sales and consolidated branding.” As a result, the sales of our major petrochemical products are now conducted in a consolidated manner by sales agents designated by Sinopec Group. However, we have the autonomy to decide on the distribution method of our other products in accordance with market conditions. The products we sold in 2021 that were subject to planned distribution by Sinopec Group, sales by agents and sales based on our own discretion accounted for 59.86%, 32.09% and 8.05%, respectively, of the total sales volume in 2021.
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
We use long term contracts to sell most of our products. We did not experience significant write-offs or defaults on our accounts receivable or other trading accounts in 2021. In general we managed to maintain a stable correlation between production and sales in 2021.
Product breakdown
Synthetic Fibers
– In 2021, 34.49% of our synthetic fiber products were purchased by provincial and municipal government trading companies that act as intermediaries between us and end-users.
List of customers each accounting for more than 20% of the sales in this segment: Shaoxing Xiangyu Green Packing Co., Ltd: 27.44%. List of customers each accounting for more than 10% of the sales in this segment: China SDIC International Trade Co., Ltd: 10.81%.
Resins and Plastics
– In 2021, approximately 61.60% of our resins and plastics sales were to provincial and municipal government trading companies and approximately 38.4% were sold to industrial users. No single customer accounted for more than 5% of our sales of resins and plastics in 2021.
Intermediate Petrochemicals
– We sell a variety of intermediate petrochemical products, among which the sale volume of
p-xylene,
ethylene oxide was relatively high in 2021. Shanghai SECCO Petrochemical Company Limited (“SECCO”) is the principal outside consumer of our petroleum benzene. In 2021, we sold 0.1582 million tons of    petroleum benzene to SECCO, representing 52.75% of our total 2021 production of such product. List of customers each accounting for more than 10% of sales in this segment: SECCO: 52.75%; Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd.: 22.16%; Zhejiang Baling Hengyi Caprolactam Co., Ltd.: 14.27%.
Jiaxing Petrochemical Company Limited, Oriental Petrochemical (Shanghai) Corporation and Zhejiang Dushan Energy Co., Ltd. are the outside consumers of our paraxylene. In 2021, we sold 0.254 million tons, 0.153 million and 0.059 million tons of paraxylene, representing 54.62%, 32.77% and12.61% of our total 2021 production of such product, to Jiaxing Petrochemical Company Limited, Oriental Petrochemical (Shanghai) Corporation respectively and Zhejiang Dushan Energy Co., Ltd., at prices mutually agreed upon by the relevant parties.
Petroleum Products
– In 2021, our primary gasoline and diesel customer was East China Branch of Sinopec Sales Company Limited (“SINOPEC East China Company”).

Trading of Petrochemical Products
– In 2021, our largest trading customer for petrochemical products was Sinopec Chemical Commercial Holding Company Limited.
Major Suppliers and Customers
Sinopec Group’s top five suppliers in 2021 were China International United Petroleum & Chemical Co., Ltd., Sinochem Oil Co. Ltd., SECCO, SINOPEC East China Company, and Sinopec Commercial Reserve Co., Ltd.. Total procurement costs involving these five suppliers, which amounted to RMB 48,010.6 million, accounted for 69.01 % of the total procurement costs of Sinopec Group for the year. Among the top five suppliers, the purchase amount of related parties was RMB44,075.2 million, accounting for 63.36% of the total annual purchase amount. The procurement from the largest supplier amounted to RMB 35,378.0 million, representing 50.85 % of the total costs of purchases by Sinopec Group for the year.
Sinopec Group’s top five customers in 2021 were SINOPEC East China Company, China International United Petroleum & Chemical Co., Ltd., SECCO, Sinopec Sales Company Limited and Sinopec Refinery Sales Co., Ltd.. Total sales to these five customers amounted to RMB 57,169.8 million, representing 64.09% of Sinopec Group’s total turnover for the year. Among the sales of the top five customers, the sales of related parties was RMB57,169.8 million, accounting for 64.09% of the total annual sales. Sales to Sinopec Group’s largest customer amounted to RMB44,565.3 million, representing 49.96% of Sinopec Group’s total turnover for the year.
To the knowledge of the Board, among the suppliers and customers listed above, Shareholders and Directors of the Company and their close associates have no interest in Sinochem Oil Company Limited; SECCO is an associate company of the Company; China International United Petroleum & Chemical Co., Ltd., East China Branch of Sinopec Sales Company Limited, East China Branch of Sinopec Sales Co., Ltd., Sinopec Sales Company Limited and Sinopec Refinery Sales Co., Ltd. are subsidiaries of Sinopec Corp., a controlling shareholder of the Company. Sinopec Commercial Reserve Co., Ltd. is a subsidiary of Sinopec Group, the ultimate controlling shareholder of the Company.
Product Pricing
Most of our products are permitted to be sold at market prices. However, four types of petroleum products (gasoline, diesel and jet fuel, and liquefied petroleum gas) that we sell are subject to varying degrees of government pricing control and are, accordingly, sold at prices set by the Chinese government. In 2019, 2020 and 2021, approximately 44.81%, 43.64% and 47.01% of our net sales, respectively, were from products subject to price controls. Price controls may apply to these products in various ways. Such price controls are sometimes applied exclusively to our products, exclusively to our competitors’ products or sometimes applied to neither our products nor our competitors’ products. The Chinese government has adopted changes to the pricing mechanism for domestic refined oil to be indirectly aligned with international crude oil prices in a controlled manner through use of certain formula(s).
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
Competition
We compete principally in the Chinese domestic market where 90.77% of our products in volume were sold in 2021. In addition, we believe the limitation in transportation infrastructure in China and the difficulties involved in transporting petrochemical products force petrochemical companies in China, including us, to compete primarily on a regional basis. In 2021, 89.28% of our net sales were made to customers in Eastern China.
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
Synthetic Fibers
In 2021, we had an approximate0.23% share of total domestic polyester and acrylic consumption while imports had an approximate 0.86% share.
The following table summarizes the competitive position of our principal synthetic fibers according to domestic sales in 2021.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal domestic competitor’s share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Acrylic	13.85	2	Jilin Province	36.12	14.62
Sources: Zhuochuang Information (
www.chem99.com
).
Resins and Plastics
In 2021, we had an approximate 1.49% share of total domestic resins and plastics consumption while imports had an approximate 21.28% share. The following table summarizes the competitive position of our principal resins and plastics products according to domestic sales in 2021.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
(%)				(%)	(%)
Polyester chips	1.78	4	Jiangsu Province	4.86	2.14
Polyethylene	1.34	24	Guangdong Province	2.04	39.45
Polypropylene	1.49	31	Zhejiang Province	3.40	10.43
Sources: Zhuochuang Information (
www.chem99.com
).

Intermediate Petrochemicals
In 2021, we were one of the largest sellers of intermediate petrochemicals in China, holding an approximate 1.32% share of total domestic consumption, while imports had an approximate 16.64% share of domestic consumption. Ethylene glycol, paraxylene, benzene and butadiene are our major intermediate petrochemical products. In 2021, we were a major producer of ethylene, paraxylene and benzene in China. The following table summarizes the competitive position of our principal intermediate petrochemicals according to domestic sales in 2021.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Ethylene glycol	0.73	8	Zhejiang Province	5.85	41.06
Paraxylene	1.42	13	Zhejiang Province	11.32	39.04
Benzene	1.75	5	Zhejiang Province	7.41	16.87
Butadiene	2.34	27	Jiangsu Province	2.50	6.21
Sources: Zhuochuang Information (
www.chem99.com
).
Petroleum Products
In 2021, we had an approximate 2.32% share of total domestic petroleum products market while imports had an approximate 7.38% share. Although we have one of the largest refining capabilities in China, we use most of our refining capacity to produce feedstock for our own downstream processing of petrochemical products.
The domestic markets for each of our major petroleum products are geographically concentrated because these markets tend to be highly localized with individual producers controlling a large share of the markets in their locality. In 2021, we sold approximately 91.80% of our petroleum products in Eastern China.
Research and Development, Patents and Licenses, etc.
We have a number of technology development units, including Advanced Materials Innovation Research Institute, the Petrochemical Research Institute, the Plastics Research Institute, and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. Our research and development expenditures in 2019, 2020 and 2021 were RMB 93.0 million, RMB 110.6 million and RMB 94.3 million, respectively. The increase was mainly due to the increase in research and development investment in projects related to carbon fiber.
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
In 2021, SECCO achieved a sales revenue of RMB 29.72 billion (U.S.$ 4.61 billion), representing an increase of 37.40% from its sales revenue of RMB 21.63 billion (U.S.$ 3.31 billion) in 2020. SECCO produced 269,564 tons of ethylene in 2021, representing a decrease of 20,032 tons over the previous year. SECCO had a net profit of RMB 3.13 billion (U.S.$ 485.47 million) in 2021, representing a decrease of RMB 0.72 billion (U.S.$ 111.67 million) over the previous year.

Environmental Protection
We are subject to national and local environmental protection regulations, which currently impose a graduated schedule of fees for the discharge of waste substances, require the payment of fines for pollution and provide for the forced closure of any facility that fails to comply with orders requiring it to cease or cure certain environmentally damaging practices. We have established environmental protection systems which consist of pollution control facilities to treat certain of our waste materials and to safeguard against accidents. Because of the nature of our business, however, we store a significant amount of waste substances in the plants and discharge them into the environment after making such waste substances meet the discharge standards. In 2021, the Company paid a total of RMB 11.45 million in environmental taxes, a decrease of 24.67% compared with 2020.
We were subject to various administrative penalties for its violations of the relevant PRC environmental laws and regulations in the past three years. In 2021, we were subject to two administrative penalty for violations of the relevant PRC environmental laws and regulations, with fines of RMB 0.3798 million.
We believe our environmental protection facilities and systems are adequate for the existing national and local environmental protection regulations. In 2021, we continued to carry out various energy-saving and emissions reduction measures in accordance with the relevant domestic energy conservation and emissions reduction requirements, and achieved all energy-saving and emissions reduction goals set by the Chinese government during the year.
During 2021, the Company’s overall level of energy consumption per RMB 10,000 of product value was 0.991 ton of standard coal, increased by 33.38% from the previous year. As compared with 2020, the total volume of chemical oxygen demand, sulfur dioxide, nitrogen oxides decreased 1.92%, 4.96%,and 12.78%, respectively. The volume of annual average cumulative average VOCs concentration at the plant boundary is 104.09 micrograms/m
3
, an increase of 5.86% compared with last year. At the same time, the comprehensive compliance rate of effluent wastewater was 99.95%, the compliance rate of controlled waste water and waste gas emissions reached 100%, and all hazardous waste was disposed of properly at 100%. The average heat efficiency of heaters was 93.08%, which was similar to the prior year.
Insurance
We currently participate in a package of insurance coverage plan through Sinopec Group as its controlled subsidiary, which, as of December 31, 2021, was approximately RMB 43.31 billion (U.S.$ 6.81 billion) on our property and facilities and approximately RMB 2,273.03 million (U.S.$ 357.61 million) on our inventory. In addition, we maintain insurance policies for such assets as engineering construction projects and products in transit with third-party’s commercial insurance company. The Sinopec Group insurance coverage is compulsory and applies to all enterprises controlled by Sinopec Group, pursuant to guidelines of Sinopec Group which may not be legally enforceable against Sinopec Group. Thus, there are uncertainties under Chinese law as to what percentage insurance claims we may demand against Sinopec Group.
We carry a third party liability insurance with a coverage capped at RMB 50 million to cover claims, subject to deductibles, in respect of personal injury, property or environmental damage arising from accidents on our property or relating to our operations other than on our transportation vehicles. We have not had a third party liability claim filed against us during the last five years. Since business interruption insurance is not customary in China, we do not carry such insurance.
Cyber Security
We have implemented policies and procedures intended to prevent cyber incidents and to identify and respond to unauthorized intrusions. With respect to our internal internet policies on cybersecurity, we have established an information safety management system and issued internal regulations on cybersecurity, internal hardware and data safety systems and we are gradually implementing measures relating to the office environment information safety management, information system access control, protection from any malicious software, and internal review and audit of information safety risks, in order to prevent loss of information due to cybersecurity incidents, network outages or hardware incidents. In 2021, we did not experience any material cybersecurity incidents or related losses.
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
Business Operations Relating to Iran and other U.S. Sanctioned Countries
In 2021, we sourced no crude oil from Iran.
In addition, based on feedback to our inquiries to Sinopec Corp., in 2021, it did not source any of its refinery throughputs of crude oil from Iran. Based on Sinopec Corp.’s internal reports and statistics, Sinopec Corp. recorded no revenue or net profit from its trading activities with Iranian companies.
In addition, based on feedback to our inquiries to Sinopec Group, the controlling shareholder of Sinopec Corp., Sinopec Group engaged in a small amount of business activities in Iran such as providing engineering services and designs. Sales revenue and profits from these business activities accounted for 0.021% and 0.43% of its total unaudited sales revenue and profits respectively.
We have no performance obligations under any contract to continue to purchase crude oil sourced from Iran in 2022.

C.	Organizational Structure.
Our Subsidiaries
As of December 31, 2021, our significant subsidiaries are listed below. All of the subsidiaries named below are incorporated in China.

Subsidiary Name	Our ownership interest (%)	Our voting power (%)
Shanghai Petrochemical Investment Development Company Limited	100.00	100.00
China Jinshan Associated Trading Corporation	67.33	67.33
Shanghai Jinchang Engineering Plastics Company Limited	74.25	71.43
Shanghai Golden Phillips Petrochemical Company Limited	100.00	100.00
Shanghai Jinshan Trading Corporation	67.33	67.33
Zhejiang Jinlian Petrochemical Storage and Transportation Company Limited	100.00	100.00
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

Name of Company	Particulars of issued capital	Type of legal entity	Percentage of equity held by Sinopec Corp. and its subsidiary	Principal activities
	(millions)		(%)
Sinopec International Petroleum Exploration and Production Company Limited	RMB8,250	Limited company	100.00	Investment in exploration, development, production, sales of petroleum and natural gas and other areas
Sinopec Great Wall Energy and Chemical Company Limited	RMB22,761	Limited company	100.00	Coal chemical industry investment management, production and sale of coal chemical products
Sinopec Yangzi Petrochemical Company Limited	RMB15,651	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Yizheng Chemical Fiber Limited Liability Company	RMB4,000	Limited company	100.00	Production and sale of polyester chips and polyester fibers
Sinopec Lubricant Company Limited	RMB3,374	Limited company	100.00	Production and sale of lubricant products, lubricant base oil, and petrochemical materials
Sinopec Qingdao Petrochemical Company Limited	RMB1,595	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Chemical Sales Company Limited	RMB1,000	Limited company	100.00	Marketing and distribution of petrochemical products
China International United Petroleum & Chemical Company Limited	RMB5,000	Limited company	100.00	Trading of crude oil and petrochemical products
Sinopec Overseas Investment Holding Limited	U.S.$3,009	Limited company	100.00	Investment of overseas business and equity interests management
Sinopec Catalyst Company Limited	RMB1,500	Limited company	100.00	Production and sale of catalyst products
China Petrochemical International Company Limited	RMB1,400	Limited company	100.00	Trading of petrochemical products
Sinopec Beihai Refining and Chemical Limited Liability Company	RMB5,294	Limited company	98.98	Import and processing of crude oil, production, storage and sales of petroleum and petrochemical products
Sinopec Qingdao Refining and Chemical Company Limited	RMB5,000	Limited company	85.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Hainan Refining & Chemical Company Limited	RMB9,606	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Marketing Co.	RMB28,403	Limited company	70.42	Marketing and distribution of refined petroleum products
Shanghai SECCO Petrochemical Company Limited	RMB500	Limited company	67.59	Manufacturing and sales of petrochemical products
Sinopec-SK (Wuhan) Petrochemical Company Ltd.	RMB7,193	Limited company	59.00	Production, sale, research and development of petroleum products, petrochemical products, ethylene and downstream derivatives
Sinopec Kantons Holdings Limited	HK$248	Limited company	60.33	Provision of crude oil jetty services and natural gas pipeline transmission services
Sinopec Shanghai Gaoqiao Petrochemical Company Limited	RMB10,000	Limited company	55.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited	RMB10,824	Limited company	50.44	Manufacturing of synthetic fibers, Resin and plastics, intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited	RMB10,492	Limited company	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products

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
The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for petroleum products and intermediate petrochemicals in 2021:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate (%)
Crude oil distillation units (2)	14,000,000	95.32
Hydrocracker (2)	3,000,000	89.14
Ethylene unit	700,000	105.97
*Aromatics units (2)	835,000	100.15
PTA unit	400,000	80.32
Ethylene oxide / ethylene glycol units (2)	525,000	86.26
Cracking and catalyzing	3,500,000	104.87
Delayed coking (2)	2,200,000	88.90
Diesel oil hydrogenation units (2)	3,850,000	90.87
**Acrylonitrile unit	650,000	93.23
C5 segregation units (2)	205,000	139.51

*	The No. 1 paraxylene unit (235,000 tons/year) was suspended for the whole year.
**	No. 2 Diesel hydrogenation facility (1,200,000 tons/year) was revamped into acrylonitrile facility by the end of 2016. Annual production is 650,000 tons/year.
Our two crude oil distillation units were designed and built in China. In 2021, the actual quantity of crude oil we processed was approximately 13.7644 million tons. Our hydrocracker uses technology from United Oil Products Corporation of the United States. Our second ethylene unit uses technology from ABB Lummus Global Inc. of the United States. The aromatics unit uses technology from Universal Oil Products Corporation of the United States. The PTA unit uses technology from Mitsui Petrochemical Corporation of Japan. The ethylene oxide / ethylene glycol unit was constructed using technology from Scientific Design Corporation of the United States.
The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for resins and plastics and synthetic fibers in 2021:

Production Unit (number of units)	Rated Capacity (tons)	Utilization Rate (%)
*Polyester units (3)	550,000	88.53
**Polyester staple units (2)	158,000	88.27
Polyester filament unit	21,000	—
Acrylic staple fiber units (3)	141,000	107.19
Polypropylene units (3)	408,000	88.56
Polypropylene units (3)	400,000	96.41
Vinyl acetate unit	86,000	105.22

*	No. 3 polyester fibre facility (100,000 tons/year) was discontinued on 1 September 2013.
**	No. 1 Polyester staple fibre facility (4,000 tons/year) was suspended for the whole year.

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
In 2021, Sinopec Group focused on building up and implementing stable production as its top priority in production management, and implemented and consolidated its foundation in production operation while cementing safety management. The Company seeks to implement the HSSE management system and put into practice process safety management, and further enhance its ensure equipment integrity assurance regime. We did not encounter serious accidents involving production safety, environmental pollution or occupational poisoning in 2021. Among the 58 major indicators that measure technical and economic capacity, 33 exceeded those of the previous year with a year-over-year growth rate of 58.90%.
Transportation-Related Fixtures
Crude oil, our principal raw material, is transported by pipeline and oil tanker to a crude oil terminal wharf and storage tanks. Our products leave the factory by water, rail, road and pipeline. In 2021, approximately 91.28% of our products by sales volume were picked up by customers from our premises, and the others were delivered by us. Our major ethylene customer is supplied via a pipeline. And some of the products were transported using our facilities.
Wharfs
We own one chemical wharf at Jinshan with five berths of 3,000, 5,000, 10,000, 10,000 and 30,000 tons. We also own a connecting pipeline capable of loading up to approximately 4.6 million tons of chemical products annually onto ocean-going barges and ships. In 2021, products representing 29.65% of total sales volume were shipped from the wharf. We also have a facility to load ships and barges which use the region’s inland waterways. In 2021, products representing 3.22% of total sales volume were shipped from these facilities. We believe that we have a competitive advantage because a greater proportion of our products are shipped by water as opposed to rail and truck, which is subject to capacity constraints on China’s rail and highway networks. Additionally, we own facilities for receiving crude oil and coal at docks that we own and transporting such materials by pipeline or conveyor to our production facilities.
Rail
We own a railroad loading depot with an annual capacity of 500,000 tons. The depot provides access via a spur line to the national Chinese railway system. In 2021, products representing 0.12% of total sales volume were transported from the factory by rail.

Capital Expansion Program
We have planned or started a number of other principal capital expansion projects. In 2019, 2020 and 2021, we invested RMB 1.8 billion, RMB 2.1 billion and RMB 3.533 billion, respectively, in capital expansion projects. We expect that total investment in the projects described below will be approximately RMB 3.5 billion in 2022.
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
To take advantage of our specialty in producing acrylics fiber and to improve our industrial structure and upgrade certain products, we plan to construct a carbon fiber project with a capacity of 1,500 tons/year. Sinopec Corp. approved the basic design for this project in December 2010; pile foundation construction was commenced in December 2010; civil engineering was commenced in February 2011 and one series of facilities under phase I were launched for trial operation in 2012. Subject to the market conditions, we commenced the construction of Phase II of the Project in April 2019, and completed the mid-term
delivery of it in March 2021. We commenced raw silks (24,000 ton/year) and 48K large-tow
carbon fiber (12,000 ton/year) project in November 2020, and plan to complete Phase I mid-term
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
Critical Accounting Policies
The following discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during 2021. Our financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We based our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going
basis, our management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.
Our principal accounting policies are set forth in Note 2 to our consolidated financial statements and the changes in accounting policies are set forth in Note 2.1(c). The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Classification of Financial Assets
The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows. The Company determines the business model for managing financial assets at the level of the financial asset portfolio. The factors considered include the way to evaluate and report the performance of financial assets to key management personnel, the risks affecting the performance of financial assets and their management methods, and the way for relevant business management personnel to obtain remuneration, etc.
When evaluating whether the contractual cash flow of financial assets is consistent with the basic lending arrangements, the Company has the following main judgments: whether the time distribution or amount of the principal may change in the duration due to prepayment and other reasons; whether the interest only includes the time value of money, credit risk, other basic lending risks and the consideration of cost and profit. For example, does the amount of prepayment only reflect the outstanding principal and the interest based on the outstanding principal, as well as the reasonable compensation paid for the early termination of the contract.
Net realizable value (“NRV”) of inventories
Inventories are valued at the lower of cost and net realizable value. The net realizable value is determined based on the estimated selling prices in the ordinary course of business less the estimated costs to completion, and other costs necessary to make the sale. These estimates are based on the current market condition and historical experience of selling products of similar nature. It could change significantly as a result of competitor actions in response to changes in market conditions.
Management reassesses these estimations at the end of each reporting period to ensure inventory is shown at the lower of cost and net realizable value.
Impairments for
non-current
assets
At the end of each reporting period, the Company estimates the recoverable amount of an asset or a cash-generating unit (“CGU”) (a portion of which related to certain production facilities), at the higher of its fair value less costs of disposal and its value in use, to determine the impairment losses. If circumstances indicate that the carrying amount of the asset or CGU may not be recoverable, the asset or CGU may be considered “impaired”, and an impairment loss may be recognized.
The recoverable amount of assets or CGUs is the higher of the fair value less costs of disposal and value in use. As the fair value of certain assets or CGUs may not be publicly available, the Company uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of product sales and operating costs and discount rate. In particular, in determining the value in use of the Company’s specific CGUs, significant judgements are required on the accounting estimates which are based on the assumptions relating to product sales growth rates, related costs growth rates and discount rate applied.
Useful life and residual value of property, plant and equipment
Property, plant and equipment, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives and estimated residual value of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Company’s historical experience with similar assets, taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.
A. Operating Results
The following discussion covers the years ended December 31, 2020 and 2021. For the discussion covering the year ended December 31, 2019, please refer to Item 5A of the Company’s Form
20-F
for the year ended December 31, 2020 filed with the SEC on April 29, 2021.
Government Policies
The impact of government economic, fiscal, and monetary policies can materially affect our financial condition, results of operations, and cash flows (see
Item 3. Key Information—D. Risk Factors
).

In particular, we consume large amounts of crude oil to manufacture our products of which more than 95% is typically imported. We attempt to mitigate the effect of increased costs due to rising crude oil prices. However, our ability to pass on these increased costs to our customers is dependent on government regulations, among other factors. Given that the increase of the sales prices of our products can lag behind the increase of crude oil costs, we sometimes fail to completely cover the increased costs by increasing our sales prices, particularly where government regulations restrict the prices of certain of our fuel products such as gasoline, diesel and jet fuel, and liquefied petroleum gas. In 2019, 2020 and 2021, approximately 44.81%, 43.64% and 47.01% of our net sales were from such products subject to price controls. Although the current price-setting mechanism for refined petroleum products in China allows the Chinese government to adjust price in the PRC market when the average international crude oil price fluctuates beyond certain levels within a certain time period (see
Item 4. Information on the Company – B. Business Overview – Product
Pricing
), the Chinese government still retains discretion as to whether or when to adjust the prices of the refined oil products. The Chinese government generally exercises certain price control over refined oil products once international crude oil prices experience a sustained rise or become significantly volatile. Moreover, the Chinese government controls the distribution of many fuel products in China. For instance, some of our fuel products are required to be sold to designated distributors (such as the subsidiaries of Sinopec Corp.). Because we cannot freely sell our fuel products to take advantage of opportunities for higher prices, we may not be able to fully cover increases in crude oil prices by increases in the sale prices of our products, which has had and will continue to have a material adverse effect on our financial condition, results of operations and cash flows.
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
Summary
In 2021, the global economy began to recover from the impacts of the most severe economic crisis since the Great Depression in the 1930s under the global
COVID-19
pandemic situation. Major developed economies, emerging markets and developing economics generally experienced Gross Domestic Product (GDP) growth. Facing a complicated domestic and global situation, especially under the difficulties caused by the
COVID-19
pandemic, China had adhered closely to the principle of seeking progress while maintaining stability and coordinated epidemic prevention and control together with economic and social development to guarantee the restoration of economic stability. In 2021, China’s GDP saw growth of 8.1%, an increase of 5.8%
year-on-year,
though such rate of growth is expected to decelerate in 2022.
In 2021, the Company actively responded to the complex and severe domestic and international economic and industry situations. At the same time as pandemic prevention, Sinopec Group focused its attention on main contradictions, system optimization, and pandemic prevention to transform potential crises into opportunities and to achieve a level of operation results with the joint efforts of all staff.
The following table sets forth our sales volumes and net sales for the years indicated:

	Year ended December 31,
	2019			2020			2021
	Sales Volume (‘000 tons)	Net Sales (RMB million)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (RMB million)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (RMB million)	% of Total Net Sales
Synthetic fibers	177.9	2,158.9	2.5	151.4	1,472.4	2.4	101.9	1,374.8	1.8
Resins and plastics	1,292.4	9,979.9	11.3	1,365.4	9,419.7	15.3	1,254.9	9,962.7	13.1
Intermediate petrochemicals	2,193.7	10,313.6	11.7	2,168.0	8,205.8	13.3	1,989.1	10,780.5	14.2
Petroleum products	10,294.6	43,125.9	49.0	10,347.7	30,139.6	49.0	10,065.0	41,884.4	55.2
Trading of petrochemical products	—	21,690.7	24.6	—	11,577.3	18.8	—	11,051.4	14.6
Others	—	786.7	0.9	—	746.1	1.2	—	835.0	1.1
Total	13,958.6	88,055.7	100.0	14,032.5	61,560.9	100.0	13,410.9	75,888.8	100.0

The following table sets forth a summary statement of our consolidated statements of operations for the years indicated:

	Year ended December 31,
	2019		2020		2021
	RMB million	% of Net sales	RMB million	% of Net sales	RMB million	% of Net sales
Synthetic fibers
Net sales	2,158.9	2.5	1,472.4	2.4	1,374.8	1.8
Operating expenses	(2,699.2)	(3.1)	(1,836.6)	(3.0)	(2,228.9)	(2.9)
Segment loss	(540.3)	(0.6)	(364.2)	(0.6)	(854.1)	(1.1)

	Year ended December 31,
	2019		2020		2021
	RMB million	% of Net sales	RMB million	% of Net sales	RMB million	% of Net sales
Resins and plastics
Net sales	9,979.9	11.3	9,419.7	15.3	9,962.7	13.1
Operating expenses	(9,578.5)	(10.9)	(8,157.6)	(13.3)	(9,910.5)	(13.1)
Segment profit	401.4	0.4	1,262.1	2.0	52.2	0.1
Intermediate petrochemicals
Net sales	10,313.6	11.7	8,205.8	13.3	10,780.5	14.2
Operating expenses	(9,899.6)	(11.2)	(7,624.2)	(12.4)	(11,415.6)	(15.0)
Segment profit/(loss)	414.0	0.5	581.6	0.9	(635.1)	(0.8)
Petroleum products
Net sales	43,125.9	49.0	30,139.6	49.0	41,884.4	55.2
Operating expenses	(42,420.4)	(48.2)	(32,338.3)	(52.5)	(38,917.4)	(51.3)
Segment profit/(loss)	705.5	0.8	(2,198.7)	(3.5)	2,967.0	3.9
Trading of petrochemical products
Net sales	21,690.7	24.6	11,577.3	18.8	11,051.4	14.6
Operating expenses	(21,637.5)	(24.5)	(11,535.3)	(18.7)	(11,007.7)	(14.5)
Segment profit	53.2	0.1	42.0	0.1	43.7	0.1
Others
Net sales	786.7	0.9	746.1	1.2	835.0	1.1
Operating expenses	(500.0)	(0.6)	(535.1)	(0.9)	(976.5)	(1.3)
Segment profit/(loss)	286.7	0.3	211.0	0.3	(141.5)	(0.2)
Total
Net sales	88,055.7	100.0	61,560.9	100.0	75,888.8	100.0
Operating expenses	(86,735.2)	(98.5)	(62,027.1)	(100.8)	(74,456.6)	(98.1)
Profit/(loss) from operations	1,320.5	1.5	(466.2)	(0.8)	1,432.2	1.9
Net finance income	363.0	0.4	332.3	0.5	414.6	0.5
Investment income	—	—	—	—
Share of profit of associates and jointly controlled entities	972.6	1.1	724.7	1.2	874.3	1.2
Profit before income tax	2,656.1	3.0	590.8	0.9	2,721.1	3.6
Income tax	(429.0)	(0.5)	65.6	0.1	(644.5)	(0.9)
Net profit	2,227.1	2.5	656.4	1.0	2,076.6	2.7
Attributable to:
Equity shareholders of the Company	2,215.7	2.5	645.1	1.0	2,073.4	2.7
Non-controlling interests	11.4	0.0	11.3	0.0	3.2	0.0
Net profit	2,227.1	2.5	656.4	1.0	2,076.6	2.7

Net sales represent sales revenue of the respective segments after sales taxes and surcharges. Operating expenses here represent cost of sales, selling and administrative expenses and other operating expenses /income, as allocated to respective segments.
Year ended December 31, 2021 compared with year ended December 31, 2020
Net sales
In 2021, net sales of the Company amounted to RMB75,888.8 million, an increase of 23.27% from the previous year’s RMB61,560.9 million. As of December 31, 2021, the weighted average prices (excluding tax) of synthetic fibers, resins and plastics, intermediate petrochemical products and petroleum products of the Company increased by 38.73%, 15.08%, 43.19% and 42.87%
year-on-year
respectively. The total volume of our products was 13.45 million tons in 2021, representing a decrease of 3.66% over the previous year. Our production/sales ratio was 100.05%, and the trade receivables recovery rate was 100%. Our total amount of sales from export was RMB 8.2 billion, an increase of 6.49% compared with 2020.

(i) Synthetic fibers
In 2021, the Company’s net sales of synthetic fiber products amounted to RMB1,374.8 million, representing a decrease of 6.63% from the previous year’s RMB1,472.4 million, which was mainly due to the reduction in production resulted from the overhaul and perennial loss of acrylic fiber, and the lower sales during the Reporting Period resulted from the decrease of sales of synthetic fiber products. Sales volume of synthetic fibers decreased by 32.69%
year-on-year,
while the weighted average sales price increased by 38.73%. Meanwhile, the sales volume of acrylic fibers, the main product of the synthetic fibers segment, decreased by 36.90%
year-on-year.
Net sales of acrylic fibers, polyester fibers and other products accounted for 84.10%, 12.11% and 3.79% of the total sales of synthetic fibers segment respectively.
Net sales of synthetic fibers accounted for 1.8% of the Company’s net sales in the current year, representing a decrease of 0.6 percentage points from the previous year.
(ii) Resins and plastics
In 2021, the Company’s net sales of resins and plastics products amounted to RMB9,962.7 million, an increase of 5.76% from the previous year’s RMB9,419.7 million, which was mainly due to the scene of the downstream market rebounded, and the sales prices of resin and plastic products generally rose, resulting in the increase of sales during the Reporting Period. The weighted average sales price of resins and plastics increased by 15.08%, while the sales volume of resins and plastics products decreased by 8.09%
year-on-year.
Meanwhile, the weighted average sales price of polyethylene and polypropylene increased by 18.23% and 11.68%, and the weighted average sales price of polyester chips increased by 28.93%
year-on-year.
The sales of polyethylene, polypropylene, polyester chips and other products accounted for 43.23%, 36.57%, 16.89% and 3.31% of the total sales of resins and plastics segment respectively.
The net sales of resins and plastics accounted for 13.10% of the Company’s net sales in the current year, a decrease of 2.2 percentage points from the previous year.
(iii) Intermediate petrochemicals
In 2021, the Company’s net sales of intermediate petrochemical products amounted to RMB10,780.5 million, an increase of 31.38% from the previous year’s RMB8,205.8 million, which was mainly due to the rise in unit price of intermediate petrochemical products driven by the sharp rise in international crude oil prices. The weighted average sales price of intermediate petrochemical products increased by 43.19%
year-on-year,
and its sales volume decreased by 8.25%
year-on-year.
The sales of
p-xylene,
ethylene oxide, pure benzene, ethylene glycol and other products accounted for 24.24%, 20.52%, 17.01%, 1.78% and 36.45% of the total sales of intermediate petrochemical products respectively.
The net sales of intermediate petrochemical products accounted for 14.2% of the Company’s net sales in the current year, an increase of 0.9 percentage points from the previous year.
(iv) Petroleum products
In 2021, the Company’s net sales of petroleum products amounted to RMB41,884.4 million, an increase of 38.97% from the previous year’s RMB30,139.6 million, which was mainly due to the rise in the price of petroleum products driven by the sharp rise in international crude oil prices. The weighted average sales price of petroleum products increased by 42.87%
year-on-year,
and sales volume decreased by 2.73%.
The net sales of petroleum products accounted for 55.2% of the Company’s net sales in the current year, an increase of 6.2 percentage points from the previous year.
(v) Trading of petrochemical products
In 2021, the Company’s net sales of trading of petrochemical products amounted to RMB11,051.4 million, a decrease of 4.54% from the previous year’s RMB11,577.3 million. Mainly due to the decrease in customer purchase demand of the subsidiary China Jinshan Associated Trading Corporation and Shanghai Jinshan Trading Corporation, the sales of this year decreased by RMB57 million and RMB769 million respectively.
The net sales of trading of petrochemical products accounted for 14.6% of the Company’s net sales in the current year, a decrease of 4.2 percentage points from the previous year.
(vi) Others
In 2021, the Company’s net sales of other products amounted to RMB835.0 million, an increase of 11.92% from the previous year’s RMB746.1 million.

The net sales of other products accounted for 1.1% of the Company’s net sales in the current year, a decrease of 0.1 percentage points from the previous year.
Cost of sales and operating expenses
Cost of sales and expense consist of cost of sales, sales and administrative expenses, other operating expenses and other operating income, etc.
In 2021, the Company’s cost of sales and expenses amounted to RMB74,456.6 million, an increase of 20.04% from RMB62,027.1 million in 2020. Cost of sales and expenses of synthetic fibers, resins and plastics, intermediate petrochemical products, petroleum products, petrochemical products and other products amounted to RMB2,228.9 million, RMB9,910.5 million, RMB11,415.6 million, RMB38,917.4 million, RMB11,007.7 million and RMB976.5 million respectively, representing an increase of 21.36%, an increase of 21.49%, an increase of 49.73%, an increase of 20.34%, a decrease of 4.57% and an increase of 82.49%
year-on-year
respectively.
Compared with the last year, the cost of sales and expenses of synthetic fibers, resins and plastics, intermediate petrochemical products, petroleum products, petrochemical products increased this year, which was mainly due to the sharp increase in crude oil prices and thus the increase in corresponding costs.

•	Cost of sales
In 2021, the Company’s cost of sales amounted to RMB74,298.0 million, an increase of 20.03% from previous year’s RMB61,901.1 million, which was mainly due to the rise in crude oil prices leading to the rise in costs and the lower-than-expected operating benefits of certain production facilities in 2021, and a number of production facilities were idle or backward production technology, resulting in the provision for impairment of long-term assets of RMB587.6 million. Cost of sales accounted for 97.90% of the net sales this year.

•	Selling and administrative expenses
In 2021, the Company’s sales and administrative expenses amounted to RMB368.2 million, a decrease of 24.29% from the previous year’s RMB486.3 million. This was primarily due to the handling and miscellaneous handling fees with amount of RMB 120.9 million were reclassified to cost of sales.

•	Other operating income
In 2021, the Company’s other operating income amounted to RMB125.3 million, a decrease of 15.74% from previous year’s RMB148.7 million. This was mainly due to the decrease of RMB25 million in subsidies of R&D projects, leading to a reduction in other operating income.

•	Other operating expenses
In 2021, the Company’s other operating expenses amounted to RMB44.7 million, an increase of 80.97% from previous year’s RMB24.7 million. This was primarily due to an increase in other operating expenses as a result of the increase of RMB17.0 million for the purchases of rights of carbon emission during the year.
Profits from operations
In 2021, the Company’s operating profit amounted to RMB1,432.2 million, an increase of RMB1,898.4 million from the operating loss of RMB466.2 million in the previous year. Profit from operations was significantly higher as a result of the increase in the price of crude oil and the impact of the domestic economy recovery from
COVID-19’s
influence on downstream demand.
(i) Synthetic fibers
In 2021, the operating loss of synthetic fibers amounted to RMB854.1 million, an increase of RMB489.9 million from the operating loss of RMB364.2 million in the previous year. The weak market demand of the textile industry, the downstream market of synthetic fibers segment, together with the low capacity utilization rate impacted from major overhaul resulted in increase of operating losses in the synthetic fibers sector during the Reporting Period. Due to a number of production facilities were idle or backward production technology, the long-term asset impairment provision of RMB135.7 million was made for the synthetic fiber segment in 2021.
(ii) Resins and plastics
In 2021, the operating profit of resins and plastics amounted to RMB52.2 million, a decrease of RMB1,209.9 million from the operating profit of RMB1,262.1 million in the previous year. The decrease in operating profit in the year was mainly because the rise in international crude oil prices resulted in the sharp rise in costs while the supply in the downstream market was saturated, and thus the increase in sales price was lower than that in cost price.

(iii) Intermediate petrochemicals
In 2021, the operating loss of intermediate petrochemical products amounted to RMB635.1 million, a decrease of RMB1,216.7 million from the operating profit of RMB581.6 million in the previous year. The decrease in gross profit of petrochemical products as compared with the previous period was mainly because the rise in international crude oil prices resulted in the sharp rise in costs while the supply in the downstream market was saturated, and thus the increase in sales price was lower than that in cost price. In 2021, provision for impairment of long-term assets of RMB296.3 million was made for some devices as increasing production cost is not expected to be covered by the estimated selling price of the products due to deteriorating market conditions.
(iv) Petroleum products
In 2021, the operating profit of petroleum products amounted to RMB2,967.0 million, an increase of RMB5,165.7 million from the operating loss of RMB2,198.7 million in the previous year. The increase in operating profit in the year was mainly due to an increase of sales price driven by a rise in international crude oil price.
(v) Trading of petrochemical products
In 2021, the operating profit of the trading of petrochemical products amounted to RMB43.7 million, an increase of RMB1.7 million from the operating profit of RMB42.0 million in the previous year, which was no significant change compared with the previous year.
(vi) Others
In 2021, the Company’s other operating loss amounted to RMB141.5 million, a decrease of RMB352.5 million from the other operating profit of RMB211.0 million in the previous year, this was primarily due to higher gross loss on spontaneous power sales driven by the rise of coal prices.
Net finance income
In 2021, the Company’s net financial income amounted to RMB414.6 million, an increase of RMB82.3 million from the net financial income of RMB332.3 million in the previous year, mainly due to an increase in the average balance of deposit during the Reporting Period, resulting in an increase of our interest income by RMB77.6 million from RMB431.2 million in 2020 to RMB508.8 million in 2021.
Profit before taxation
In 2021, the Company’s profit before taxation amounted to RMB2,721.1 million, an increase of RMB2,130.3 million from the profit before taxation of RMB590.8 million in the previous year.
Income tax
The income tax expense of the Company amounted to RMB644.5 million in 2021 and the income tax benefit amounted to RMB65.6 million in 2020. This was primarily due to an increase in the profit before taxation of the Company which lead to a rise in tax payable. In accordance with The Enterprise Income Tax Law of the PRC (amended in 2018), the income tax rate applicable to the Company in 2021 is 25% (2020: 25%).
The effective rate for income tax was 23.68% in 2021, as compared to -11.10% in 2020.
Profit for the year
In 2021, the Company’s profit after tax amounted to RMB2,076.6 million, an increase of RMB1,420.2 million from the profit after tax of RMB656.4 million in the previous year.
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
The following table sets forth a condensed summary of our consolidated statement of cash flows for the years ended December 31, 2019, 2020 and 2021.

	Year Ended December 31,
	2019	2020	2021

	(RMB million)
Net cash generated from operating activities	5,057.8	1,679.9	3,950.0
Net cash used in investing activities	(4,623.2)	(3,997.5)	(2,359.4)
Net cash (used in)/generated from financing activities	(1,737.4)	1,681.8	(3,393.1)
Net increase/(decrease) in cash and cash equivalents	(1,302.8)	(525.9)	(1,802.5)
Net cash generated from operating activities
The net cash generated from operating activities amounted to RMB 3,950.0 million in 2021, representing an increase in cash inflows of RMB 2,270.1 million as compared to the net cash inflows of RMB 1,679.9 million in 2020. During the reporting period, with profitability in operating, the Company’s cash inflows generated from operating activities in 2021 amounted to RMB 4,411.7 million, an increase of RMB 2,416.6 million from the cash inflows generated from operating activities of RMB 1,995.1 million in 2020. The income tax paid in 2021 amounted to RMB 351.6 million, an increase of RMB 107.7 million from the income tax paid of RMB 243.9 million in the previous year.
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
Net cash used in investing activities
Our net cash used in investing activities decreased from RMB 3,997.5 million in 2020 to RMB 2,359.4 million in 2021. This was primarily due to the proceeds from capital reduction of an associate. According to the resolution of the Board of Directors on 9 July 2021, the Company, Sinopec Corp., and Sinopec Shanghai Gaoqiao Petrochemical Company Limited approved to reduce their paid-in capital in SECCO, an associate of the Company, by a total amount of RMB 7,300,811 thousand in proportion to their shareholding ratios of 20%, 30% and 50% respectively. Among them, the Company reduced its investment cost in SECCO by approximately RMB 1,460,258 thousand and the Company has received the amount of the capital reduction in December 2021.
Our net cash used in investing activities increased from RMB 4,623.2 million in 2019 to RMB 3,997.5 million in 2020. This was primarily due to the increase in the amount of structured deposits and fixed deposits.
Net cash used in financing activities
Our net cash used in financing activities was RMB 3,393.1 million in 2021 as compared to net cash generated from financing activities was RMB 1,681.8million in 2020. The decrease was mainly due to net cash outflow resulted from repayment of short-term bonds and issuance of short-term bonds.
Our net cash inflows generated from financing activities was RMB 1,681.8 million in 2020 as compared to our net cash used in financing activities was RMB 1,737.4 million in 2019. The increase was primary because we issued
169-day
short-term bonds of face value RMB 3.0 billion.

Borrowings and banking facilities
Due to the Company’s net profit position and the reduced capital expenditure, the Company managed to maintain the balance of cash and cash equivalents at a prudent level in 2021. Our total borrowings at the end of 2021 amounted to RMB 1,559.8 million, representing an increase of RMB 11.8 million as compared to RMB 1548.0 million at the end of the previous year. See
Item 11 Quantitative and Qualitative Disclosures about
Market Risk – Interest Rate Risk
for more information on the maturity and the interest rate of the borrowings. We have generally been able to arrange short term loans with several PRC financial institutions as and when needed. The debt obligations as of December 31, 2020 and 2021 were as follows.

Debt instruments	Year Ended December 31,
	2020	2021
	(RMB million)
Short term bank loans (1)	1,548.0	1,559.8
Long term bank loans	—	700.0

	1,548.0	2,259.8

(1)
As of December 31, 2021, no borrowings were secured by the way of property, plant and equipment. We obtained a credit rating of AAA for financing loans, assessed by Shanghai Huajie Credit Rating & Investors Service Co., Ltd., a credit rating agency authorized by the Shanghai Branch of the People’s Bank of China. As of December 31, 2021, the current assets exceeded current liabilities by RMB 5,136.5 million. The liquidity of the Company is primarily dependent on the ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and on its ability to obtain adequate external financing to support its working capital and meet its debt obligation when they become due. We assessed that all the facilities could be renewed upon their expiration dates. We have carried out a detailed review of the cash flow forecast for the 12 months ending December 31, 2021. Based on such forecast, we believe that we will be able to renew these facilities when they expire based on our well-established relationships with various lenders and adequate sources of liquidity exist to fund our working capital and capital expenditure requirements.

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
Gearing ratio
As of December 31, 2021, our gearing ratio was 35.26%, while as of December 31, 2020, our gearing ratio was 34.25%. The ratio is calculated using this formula: total liabilities divided by total assets.
Capital expenditure
In 2021, our capital expenditure amounted to RMB 3,533 million, representing an increase of 67.68% as compared to RMB 2,107.0 million in capital expenditure in 2020. Major projects include the following:

Major Project	Total amount of project investment RMB million	Amount of project Investment in 2021 RMB million	Project progress as of December 31, 2021
Shanghai Jinshan baling New Material Co., Ltd	400.0	50.0	Paid in RMB50 million
Sinopec Shanghai raw silks (24,000 ton/year) and 48K large-tow carbon fiber (12,000 ton/year) project	3,489.6	1,000.0	Under construction
Oil cleaning project 400,000 tons/year clean gasoline components units	781.7	40.0	Put into operation
Second stage of PAN (Polyacrylonitrile) based carbon fiber project with annual production of 1,500 tons	847.8	8.4	Put into operation
Security risk rectification project of the central control room of the olefin section	99.9	32.5	Under construction
Shanghai Petrochemical third circuit 220kV power incoming line project	507.1	250.0	Under construction
Energy saving transformation of three GK-VI cracking furnaces in the old area of No. 2 olefin unit of olefin Department	92.3	70.9	Put into operation
Seawall safety hazard treatment project	256.1	150.1	Under construction

Note: In addition to the major capital expenditure items disclosed in the above table, the total capital expenditure of other projects of the Company is RMB1,931 million.
The Company’s capital expenditures for 2022 are estimated at approximately RMB3,500 million.
Proposed Dividend Distribution
A dividend for the year ended December 31, 2021 of RMB 0.10 per share (including tax), based on 10,823,813,500 shares outstanding, amounted to a total dividend of RMB 1,082,381,350, was proposed by the Board of Directors on March 23, 2022. The proposal remains to be approved at our 2021 Annual General Meeting.

C.	Research and Development, Patents and Licenses, etc.
We have a number of technology development units, including the Petrochemical Research Institute, the Plastics Research Institute, the Polyester Fiber Research Institute, the Acrylic Fiber Research Institute and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. Our research and development expenditures in 2019, 2020 and 2021 were RMB 93.0 million, RMB 110.6 million and RMB 94.30 million, respectively. The increase was mainly due to the increase in research and development investment in projects related to the carbon fiber.
We are not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

D.	Trend Information
The International Monetary Fund advised in its January 2022 edition of
World Economic Outlook
that the global economy grew 5.9% in 2021 and is projected to have a continued moderate recovery of about 4.4 percent in 2022 and 3.8 percent in 2023. In spite of swift vaccine research and roll-out,
2022 began with the spread of a new Omicron
COVID-19
variant rather than a full restoration of a
pre-pandemic
state. The global economic recovery is still clouded by the following challenges: rising energy costs, higher than anticipated inflation, prolonged pandemic disruptions due to more variants, supply chain disruptions, geo-political
tensions such as the Russia-Ukraine conflict and related sanctions, and ongoing climate emergencies and natural disasters.
Despite China’s initial quick recovery since the beginning of the pandemic, it still faces lower private consumption and real estate and construction sector slowness as a result of its zero-tolerance
COVID-19
policies. . However, China still enjoys positive economic development factors: 2022 is the second year of the “14th Five-Year Plan” which represents the three major objectives to be completed on schedule, and a new development pattern with the domestic big circle as the main body and the domestic and international double circle promoting each other is being accelerated. China is expected to continue to implement a proactive fiscal policy and a prudent monetary policy so as to keep providing necessary support for economic recovery. It is expected that China’s economic growth is going to operate within a reasonable range.
In 2021, oil prices saw a significant recovery since the beginning of the
COVID-19
pandemic. Global oil demand is on track to rebound to
pre-pandemic
levels even in light of a surge of new
COVID-19
cases at the end of 2021. At the same time, production by OPEC+, the U.S. and non-OPEC
countries has been increasing the global supply of oil. However, geo-political
factors such as the Russian-Ukraine conflict and sanctions imposed upon various Russian entities pose challenges for oil supply and likely will raise overall energy prices in 2022. On the political stage, the degree of support for energy development in the US and the positioning of
Sino-US
relations are still uncertain. Whether
Sino-US
trade frictions will increase and the trend of US crude oil production and export are factors that may affect the oil price trends in 2022.
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
Not applicable. The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. A summary of the Company’s principal accounting policies is provided in the Significant Accounting Policies section of the consolidated financial statements.

F.	Other Information
Purchase, Sale and Investment
Except as disclosed in this report, during the year ended December 31, 2021, we engaged in no material purchase or sale of our subsidiaries or associated companies or any other material investments.
Pledge of Assets
As of December 31, 2021, we did not pledge any of our property or equipment.

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

Name	Age	Position
Directors
Wu Haijun	60	Executive Director, Chairman of the Board of Directors, Chairman of Strategy Committee, and Member of Nomination Committee
Guan Zemin	58	Executive Director, Vice-Chairman of the Board of Directors, Vice-Chairman of Strategy Committee, and President
Du Jun	52	Executive Director, Vice President and Chief Finance Officer
Huang Xiangyu	54	Executive Director and Vice President
Xie Zhenglin	57	Non-executive Director and Member of Strategy Committee
Peng Kun	56	Non-executive Director
Li Yuanqin	49	Independent Director, and Chairman of Audit Committee
Tang Song	42	Independent Director, and Member of Audit Committee
Chen Haifeng	48	Independent Director, Member of Audit Committee and Member of Nomination Committee
Yang Jun	65	Independent Director, Chairman of Remuneration and Appraisal Committee and Chairman of Nomination Committee
Gao Song	52	Independent Director, Member of Remuneration and Appraisal Committee and Member of Strategy Committee
Supervisory Committee
Ma Yanhui	51	Chairman of the Supervisory Committee
Zhang Feng	53	Employee Supervisor
Chen Hongjun	51	Employee Supervisor
Zhang Xiaofeng	52	Supervisor
Zheng Yunrui	57	Independent Supervisor
Choi Tingki	68	Independent Supervisor
Senior Management
Jin Qiang*	57	Vice President
Jin Wenmin*	57	Vice President
Huang Fei*	45	Vice President
Liu Gang	50	Secretary of the Board of Directors

*
Mr. Jin Qiang, Mr. Jin Wenmin and Mr. Huang Fei requested to the Board of Directors on February 15, 2022 to cease to serve as executive directors and directors due to changes in their work. Mr. Jin Qiang, Mr. Jin Wenmin and Mr. Huang Fei resigned from their positions and their resignation reports were delivered to the Board of Directors on February 15, 2022.

Directors
Wu Haijun
, born in August 1962 is the Executive Director, Chairman, Chairman of the Strategy Committee and member of the Nomination Committee, Director of SECCO and Chairman of Shanghai Chemical Industry Park Development Co., Ltd.. Mr. Wu joined the Shanghai Petrochemical Complex (the “Complex”) in 1984 and has held various positions, including Deputy Director and Director of the Company’s No.2 Chemical Plant, as well as manager of the Chemical Division. He was Vice President of the Company from May 1999 to March 2006 and Director of the Company from June 2004 to June 2006. Mr. Wu was manager and Secretary of the Communist Party Committee of the Chemical Sales Branch of Sinopec Corp from December 2005 to March 2008. From December 2005 to April 2010, he was Director of the Chemical Business Department of Sinopec Corp. From April 2010, he was appointed as a Director of SECCO. From April 2010 to February 2011, Mr. Wu was President of SECCO. From April 2010 to August 2018, he was appointed Secretary of the Communist Party Committee of SECCO and in June 2010 he was appointed Director of the Company. From June 2010 to December 2017, he served as Vice President of the Company. From February 2011 to March 2015, he acted as Vice President of SECCO, and was President of SECCO from March 2015 to December 2017. From December 2017 to January 2019, Mr. Wu was appointed Chairman of SECCO. From December 2017 to August 2018, he was the Company’s Deputy Party Secretary. He has served as President of the Company from December 2017 to September 2018. In December 2017, he was appointed as Chairman of the Company. In January 2018, he was appointed as Chairman of Shanghai Chemical Industry Park Development Co, Ltd. and was appointed as Secretary to the Communist Party Committee of the Company in August 2018. Mr. Wu graduated from the East China Institute of Chemical Technology in 1984, majoring in chemical engineering, and obtained a Bachelor’s degree in engineering. In 1997, he obtained a Master’s degree in business administration from the China Europe International Business School. He is a Professorate senior engineer by title.

Guan Zemin
, born in December 1964, is serving as Deputy Chairman, Executive Director, Deputy Chairman of the Strategy Committee and President of the Company. Mr. Guan started to work in 1990, and he has successively served as Section Manager of Technology Development Section, Technology Development Department, and Deputy Chief Engineer of Wuhan Petrochemical Works, and Director of Catalyzing Workshop, Deputy Director and Director of Production Scheduling Department, and Deputy Chief Engineer of the Wuhan branch of Sinopec Corp. (“Wuhan Branch”). From December 2012 to December 2018, he served as Deputy General Manager of Wuhan Branch. From May 2016 to December 2019, he served as General Manager and Director of
Sinopec-SK
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
Du Jun
, Du Jun, born in March 1970, is the Deputy President, Chief Financial Officer of the Company, Chairman of China Jinshan Associated Trading Corporation (“Jinshan Associated Trading”) and a Director of the Shanghai Chemical Industry Park Development Co., Ltd.. Mr. Du Jun started his career in 1990 and has successively served the Chief of Second Division of the Secretary of President’s Office of the Sinopec Yangzi Petrochemical Company Ltd., Deputy Director of Finance Office and Deputy Director of Finance Department of Sinopec Yangzi Petrochemical Co., Ltd. From August 2004 to July 2007, he served as Director of Finance Department of Sinopec Yangzi Petrochemical Co., Ltd.. From July 2007 to August 2012, he served as Director of Finance Department of Sinopec Yangzi Petrochemical Company Limited. From August 2012 to August 2016, he served as Chief Accountant of Sinopec Yangzi Petrochemical Company Limited. From December 2015 to September 2020, he served as Supervisor of
BASF-YPC
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
Huang Xiangyu
, born in March 1968, is serving as the Executive Director and Deputy President of the Company. Mr. Huang started his career in 1990 and joined the Complex in 1992. He served as the Deputy Director of the chemical workshop of Shanghai Jinyang Acrylic Plant, Deputy Director of Jinyang Equipment, Director and Deputy Director of Jinyang Acrylic Equipment of Acrylic Business Unit and Chief Engineer of Acrylic Business Unit. From July 2011 to January 2020, he served as the Director of the Acrylic Fiber Research Institute. From November 2011 to January 2020, he served as the Chief Engineer of the Acrylic Fiber Department. From February 2019 to January 2020, he served as Deputy Chief Engineer of the Company. From February 2020, he served as the Vice President of the Company. From June 2020, he was an Executive Director of the Company. Mr. Huang graduated from the Organic Chemical Major of School of Chemical Engineering, East China University of Science and Technology with a Bachelor’s degree in Engineering in July 1990. He obtained a Master’s degree in Engineering from Donghua University in May 2004. He graduated from Polymeric Chemistry and Physics Major of Fudan University with a doctor’s degree in Science in June 2013. He is a Professorate senior engineer by title.
External Directors
Xie Zhenglin
, born in February 1965, is currently serving as an
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

Peng Kun
, born in December 1966, is currently serving as a
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
Li Yuanqin
, born in July 1973, is an Independent
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
Tang Song
, born in December 1980, is serving as the Independent
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
Chen Haifeng
, born in January 1974, is serving as an Independent
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

Yang Jun
, born in August 1957, is serving as an Independent
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
Gao Song
, born in June 1970, is serving as an Independent Director, member of remuneration and appraisal committee and Strategy Committee, Professor of Business School of East China University of Science and Technology and Director of China’s Institute for action learning. Mr. Gao graduated from Shandong University with a degree in Computer Software in 1992, from the School of Management of Fudan University with a Master’s degree in Corporate Management in 1998 and from the Antai College of Economics & Management of Shanghai Jiao Tong University with a doctorate in Corporate Management in 2006. He served as Director of Marketing Department of Shanghai Guanshengyuan Group Co., Ltd.. From March 1998 to May 2002 and General Manager of Shanghai Aichu Food Co., Ltd.. From May 2002 to March 2007. He has served as Professor of Business School of East China University of Science and Technology and Director of China’s Institute for action learning since May 2009. He was a visiting scholar at the University of Illinois at Urbana-Champaign from 2014 to 2015. From June 2020, he served as the independent non-executive
director, chairman of the remuneration and appraisal committee and member of the strategy committee of the company.
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
Ma Yanhui
, born in February 1971, is a Supervisor, the Chairman of Supervisory Committee,, the Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labour Union of the Company. Mr. Ma started his career in 1996. He served as Secretary of Office of Yanhua Refinery, Secretary and Deputy Director of Yanhua Office of Great Wall Lubricant Oil, Supervisor and Acting Director and Deputy Director of Integrated Corporate Reform Department of China Petrochemical Corporation, and Deputy Director and Director of Structure Reform Sector, Corporate Reform Department of Sinopec Assets Management Co., Ltd., etc. From June 2008 to August 2017, Mr. Ma was Director of Integrated Corporate Reform Department of China Petrochemical Corporation (Sinopec Group). From August 2017, Mr. Ma was the Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee of the Company. He was appointed as Supervisor, Chairman of Supervisory Committee and Chairman of the Labour Union of the Company in October 2017. Mr. Ma graduated from East China University of Science and Technology in July 1996, majoring in petroleum processing, and obtained a Bachelor’s degree in engineering. In June 2006, he obtained a Master’s degree in corporate management from Renmin University of China. Mr. Ma is a senior economist by professional title.
Zhang Feng
, born in June 1969, is currently a Supervisor and the Auditing Director of the Company. Mr. Zhang started his career in the Complex in 1991. He served as Assistant of Chief and Deputy Chief of Finance Section of Polyester II Factory, Deputy Chief of Finance Section of Polyester Department, Deputy Chief and Chief of Cost Section of Finance Division of Polyester Department, Deputy Chief and Chief of Finance Division, Director Assistant, Deputy Director, Deputy Director (Hosting Work), Director of Finance Department and Chief of Finance Division, etc. He worked as Auditing Director of the Company from December 2018 to March 2020, and as Supervisor in October 2019. From March 2020, he worked as the Auditing Director of the Company. Mr. Zhang graduated from Shanghai University of Finance and Economics in 1991, majoring in Accounting, and obtained a Bachelor’s degree in Economics. Mr. Zhang is a senior accountant by professional title.

Chen Hongjun
, born in January 1971, is currently a Supervisor, Vice-President of Labour Union, Director of the Public Affairs Department and Vice-President of the Association of Science and Technology of the Company. Mr. Chen started his career in the Complex in 1996. He served as Vice Party Branch Secretary of Fibre Polymer Office, Deputy Director of Spinning Office, Director of Simulation Office, Section Manager of Scientific Research Management Department, Deputy Secretary and Secretary of Youth League Committee of the Company, Party Secretary and Deputy Director of the Chemical Engineering Department, Party Secretary and Assistant Manager of Fine Chemicals Department and Director of Public Affairs Department. Mr. Chen was appointed as Vice-President of Labour Union of the Company in November 2013. He was appointed as Vice President of the Association of Science and Technology in December 2017. He served as Director of the Public Affairs Department of the Company from April 2018 to March 2020, and he was elected as Supervisor of the Company in October 2019. He was the Director of Public Affairs of the Company since march 2020. In 1993, Mr. Chen graduated from Chengdu University of Science and Technology, majoring in Dyeing and Finishing Engineering, and obtained a Bachelor’s degree in Engineering. In 1996, he obtained a Master’s degree in Chemical Fibre from Sichuan Unite University. Mr. Chen is a senior engineer by professional title.
Zhang Xiaofeng
, born in March 1970, is currently serving as External Supervisor, Deputy General Manager of the Enterprise Reform and Legal Department of Sinopec Group and Deputy Director of the Company’s Commission Office for Public Sector Reform. Mr. Zhang currently holds the position of supervisor of Sinopec Insurance Limited, Sinopec Oilfield Equipment Corporation and Sinopec Petroleum Reserve Company Limited. Starting his career in 1995, Mr. Zhang has served as Deputy chief of the Office Management Division of the Legal Department of Sinopec Group, Deputy chief and chief of the Contract Project Division, chief of the Dispute Management Division and chief of the General Management Division of Legal Department of Sinopec Group. He has served as Deputy Director of the Legal Department of Sinopec Group from January 2018 to December 2019. He has also served as Deputy General Manager of the Enterprise Reform and Legal Department of Sinopec Group and Deputy Director of the Company’s Commission Office for Public Sector Reform since December 2019. Mr. Zhang, majoring in International Economic Law, graduated from China University of Political Science and Law with a Bachelor’s degree in Law in July 1995, and he is a senior economist.
Independent Supervisor
Zheng Yunrui
, born in December 1965, is an Independent Supervisor of the Company, a professor in civil and commercial law at the Faculty of Law of the East China University of Political Science. He has served as the Company’s Independent Supervisor since December 2014. He is currently an independent Director of Fuxin Dare Automotive Parts Co, Ltd. (listed on the Shenzhen Stock Exchange, stock code: 300473) and Wuxi New Hongtai Electrical Technology Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 603016). Mr. Zheng graduated from the Shangrao Normal University in Jiangxi Province, majoring in English Language. Mr. Zheng obtained a Master’s degree in law and a doctorate’s degree in law from the Faculty of Law of Peking University in July 1993 and July 1998, respectively. Mr. Zheng previously worked at the Education Bureau of Shangrao County, Jiangxi Province, Hainan Airport Limited, China Township Enterprise Investment and Development Company Limited and the Legal Affairs Office of the Shanghai Municipal People’s Government. He has been teaching at East China University of Political Science and Law since August 2001. He was a visiting scholar at the Faculty of Law of National University of Singapore between July 2002 and December 2002. From April 2013 to May 2019, he served as independent director of Hangzhou Xianfeng Electronic Technology Co., Ltd. (listed on Shenzhen Stock Exchange, stock code: 002767). From 2019 to February 2021, he served as the external supervisor of Zhejiang Weihai Construction Group Co., Ltd. (listed on Shenzhen Stock Exchange, stock code: 002586). From April 2019 to March 2022, he served as an independent director of Dalian electric porcelain Group Co., Ltd. (listed on Shenzhen Stock Exchange, stock code: 002606). In November 2019, he served as a member of the second shareholding exercise Expert Committee of China Securities small and Medium Investors Service Center. In September 2020, he was appointed as a legal consultant of Wuxi intermediate people’s court. Mr. Zheng has been engaged in trials, teaching and research relating to civil law, property law, contract law, company law, insurance law, social insurance law and government procurement law. He is experienced in the legal affairs on corporate governance and has great academic achievements. He is also an arbitrator at the Arbitration Commission of Xuzhou and Wuxi. Mr. Zheng was appointed as an advisory expert on Civil and administrative cases of the Supreme People’s Procuratorate, a member of the second shareholding exercise Committee of CSI small and medium-sized
investment service center, a news, public opinion and legal advisory expert of Wuxi intermediate people’s court, a member of the expert advisory committee of Shanghai Yangpu District people’s Procuratorate and a mediator of Shanghai Second Intermediate People’s court.
Cai Tingki
, born September 1954, is an Independent Supervisor of the Company and a Fellow of the Hong Kong Institute of Certified Public Accountants. He joined the Company in June 2011. Mr. Choi served as Independent
Non-Executive
Director of the Company from June 2011 to June 2017 and has been Independent Supervisor since June 2017. Mr. Choi has been an independent non-Executive
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

Senior Management:
Jin Qiang
, born in May 1965, is serving as Vice President of the Company. Mr. Jin joined Zhenhai General Petrochemical Works in 1986 and has held various positions, including Deputy Chief of the Utilities Department, Deputy Director and Director of the Machinery and Power Division of SINOPEC Zhenhai Refining & Chemical Co., Ltd., and Director of the Machinery and Power Division of SINOPEC Zhenhai Refining & Chemical Company. Mr. Jin was Deputy Chief Engineer of SINOPEC Zhenhai Refining & Chemical Company from March 2007 to October 2011, and was appointed Vice President of the Company in October 2011. In June 2014, Mr. Jin was appointed Executive Director of the Company. Mr. Jin graduated from the East China Institute of Chemical Technology in 1986 majoring in chemical machinery and graduated from the Graduate School of Central Party School in 2007 majoring in economic management. He is a Professorate senior engineer by title.
Jin Wenmin
, born in February 1965, is serving as Vice President of the Company. Mr. Jin joined the Complex in 1985 and served as the Secretary of the Communist Party Committee of the Company’s No.1 Oil Refining Device of Refining Unit, Head of Butadiene Device, Manager of the storage and transportation, branch company, manager and Deputy Secretary of the Communist Party Committee of Storage and Transportation Department, manager and Deputy Secretary of the Communist Party Committee of Oil Refining Department etc. From April2013 to February 2017, Mr. Jin was appointed as Head of Production Department of the Company. From May 2013 to August 2016, Mr. Jin was appointed as Assistant to the General Manager of the Company and was appointed Vice President of the Company in September 2016. He was appointed Executive Director of the Company in June 2018. Mr. Jin graduated from the Shanghai Second Polytechnic University in July 2003. He is a senior engineer by professional title.
Huang Fei
, born in January 1977, is serving as Deputy President of the Company. Mr. Huang joined Sinopec Shanghai Petrochemical Company Limited in 2000, and he has successively served as Polyolefin Plant Deputy Director of Plastic Business Unit and Manager Assistant and Polyolefin Plant Director of Plastic Department. From August 2012 to June 2014, he served as Deputy Manager of the Plastic Department. From June 2014 to February 2017, he served as Director of Statistical Center and Vice Party Secretary. From February 2017 to December 2018, he served as Manager of Olefin Department and Deputy Party Secretary. From December 2018 to January 2019, he served as President’s Assistant and the Director of Production Department. From January 2019 to December 2019, Mr. Huang served as President’s Assistant and Manager of Production Department of SECCO. From February 2020, he served as the Deputy President of the Company. From June 2020, he served as the Executive Director, Secretary to the Board, Joint Company Secretary and member of the Strategy Committee of the company. Mr. Huang graduated from the Polymer Materials and Engineering Major of East China University of Science and Technology with a Bachelor’s degree of Engineering in July 2000. He graduated from Chemical Engineering Major of East China University of Science and Technology with a Master’s degree in April 2008. He is a senior engineer by professional title.
Liu Gang
, born in September 1972, is currently the Secretary to the board of directors, the joint company secretary, the assistant to the general manager, the general counsel, and the general manager of the capital operation Department and Shanghai Petrochemical Investment Development Co., Ltd. Mr. Liu Gang joined the work in 1995 and successively served as the deputy director and director of the supply management department of the company’s material supply company and the business operation manager of the commercial department of SECCO. From November 2015 to August 2018, he served as the deputy director of the company’s material procurement center. From August 2018 to April 2019, he served as the deputy director (presiding over the work) of the company’s material procurement center. From April 2019 to January 2021, he served as the general manager of the material procurement center of the company. He has been the assistant to the general manager of the company since December 2019. He has been the general counsel of the company since March 2021. He has been the Secretary of the board of directors and joint company secretary of the company since April 2021. He has been the general manager of the company’s capital operation Department and Shanghai Petrochemical Investment Development Co., Ltd. since August 2021. Mr. Liu Gang graduated from China Textile University in 1995, majoring in mechatronics, and obtained a master’s degree in power engineering from East China University of technology in 2007, with the title of senior economist.
B. Compensation.
The aggregate amount of cash compensation we paid to our directors, supervisors and executive officers during the year ended December 31, 2021 was approximately RMB 12.42 million. In addition, directors and supervisors who are also officers or employees receive certain other benefits-in-kind,
such as subsidized or free health care services, housing and transportation, which large Chinese enterprises customarily provide to their employees. No benefits are payable to members of the board or the Supervisory Committee or the executive officers upon termination of their relationship with us.

Name	Position with the Company	Salaries and other benefits	Retirement scheme contributions*	Discretionary bonus	Fees	Total Remuneration in 2021 (excluding share options)
		(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
		(before tax)	(before tax)	(before tax)	(before tax)	(before tax)
Wu Haijun	Chairman & Executive Director	324	49	768	—	1,141
Guan Zemin	Executive Director, Vice Chairman & President	407	49	767	—	1,223
Du Jun	Executive Director Vice President & Chief Financial Officer	373	49	617	—	1,039
Huang Xiangyu	Executive Director & Vice President	276	48	684	—	1,008
Xie Zhenglin	Independent Director	—	—	—	—	—
Peng Kun	Independent Director	186	46	631	—	863
Li Yuanqin	Independent Director	—	—	—	150	150
Tang Song	Independent Director	—	—	—	150	150
Chen Haifeng	Independent Director	—	—	—	150	150
Yang Jun	Independent Director	—	—	—	150	150
Gao Song	Independent Director	—	—	—	150	150
Ma Yanhui	Chairman of Supervisory Committee	350	49	682	—	1,081
Zhang Feng	Supervisor	169	42	584	—	795
Chen Hongjun	Supervisor	178	41	603	—	822
Zheng Yunrui	Independent Supervisor	100	—	—	—	100
Choi Tingki	Independent Supervisor	100	—	—	—	100
Jin Qiang*	Vice President	378	49	682	—	1,109
Jin Wenmin*	Vice President	265	49	684	—	998
Huangfei*	Vice President	251	46	683	—	980

*
On February 15, 2022, Mr. Jin Qiang, Mr. Jin Wenmin and Mr. Huang Fei proposed request to the board of directors that they would no longer serve as executive directors and directors due to job change. Mr. Jin Qiang, Mr. Jin Wenmin and Mr. Huang Fei’s resignation took effect when the resignation report were delivered to the board of directors of the Company on February 15, 2022.

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

Remuneration and Appraisal Committee
We formed a remuneration and appraisal committee on December 25, 2001 which consists of three Directors. As of December 31, 2021, the members of the remuneration committee are Mr. Yang Jun (Chairman of the Committee), Mr. Tang Song and Mr. Gao Song. The key responsibility of the Remuneration Committee is to formulate and review the remuneration policy and plan for the Directors and executive officers, formulate the standards for evaluation of the Directors and executive officers and conduct such evaluations. The members of the remuneration and appraisal committee will hold office for the same term as their directorships which will expire in June 2023.
Audit Committee
We formed an audit committee on June 15, 1999 which consists of three Directors. As of December 31, 2021, the members are Ms. Li Yuanqin (Chairman of the Committee), Mr. Tang Song and Mr. Chen Haifeng. The key responsibility of the Audit Committee is to advise the Board on the appointment, dismissal, remuneration and terms of engagement of external auditors, review and supervise our financial reporting process, internal controls and risk management systems, and review our connected transactions. The members of the audit committee will hold office for the same term as their directorships which will expire in June 2023.
Nomination Committee
We formed a nomination committee on June 27, 2012 which consists of three Directors. As of December 31, 2021, the members are Mr. Yang Jun (Chairman of the Committee), Mr. Chen Haifeng and Mr. Wu Haijun. The key responsibility of the Nomination Committee is to review the Board composition, make recommendations to the Board on the procedures and criteria for the selection and appointment of Directors and senior management and assess the independence of Independent
Non-executive
Directors. The members of the audit committee will hold office for the same term as their directorships which will expire in June 2023.
Strategy Committee
We formed a strategy committee on June 15, 2017 which consists of three Executive Directors, one
Non-executive
Directors and one Independent
Non-executive
Director. As of December 31, 2021, the members are Mr. Wu Haijun (Chairman of the Committee), Mr. Guan Zemin (Vice-Chairman of the Committee), Mr. Xie Zhenglin, Mr. Huang Fei and Mr. Gao Song. The key responsibility of the Strategy Committee is to conduct researches and give recommendations to the Board on major investment decisions, projects and major issues that affect our development, and monitor our long-term development strategic plan. The members of the audit committee will hold office for the same term as their directorships which will expire in June 2023.
Summary Corporate Governance Differences
There are significant differences between our corporate governance practices and those of U.S. issuers listed on the NYSE. Pursuant to Section 303A.11 of the NYSE listing Manual, we have provided a statement of these differences under
Item 16G. Corporate Governance.
D. Human Capital Resources.
As of December 31, 2021, we had 8230 employees.
The following table shows the approximate number of employees we had at the end of the last three years by the principal business function they performed:

	December 31,
	2019	2020	2021
Management	1081	1066	1044
Engineers, technicians and factory personnel	5430	5094	5070
Accounting, marketing and others	2367	2306	2116

Total	8878	8466	8230

Approximately32.17% of our work force are graduates with a bachelor’s degree or higher. In addition, we offer our employees opportunities for education and training based upon our development plans and requirements and the individual performance of each employee.

A system of labor contracts has been adopted in our Company. The contract system imposes discipline, provides incentives to adopt better work habits and gives us greater management control over our work force. We believe that by linking remuneration to productivity, the contract system has also improved employee morale. As of December 31, 2021, almost all of the work force was employed pursuant to labor contracts which specify the employee’s position, responsibilities, remuneration and grounds for termination. The contracts generally have short terms of one to five years and may be renewed with the agreement of both parties. The remaining personnel are employed for an indefinite term.
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
Total remuneration of our employees includes salary and bonuses. Employees also receive certain benefits in terms of housing, education and health services that we subsidize, and other miscellaneous subsidies. In 2021, we incurred RMB 3,456.77 million in employment costs.
In compliance with Shanghai regulations, we and our employees participate in a defined contribution government pension scheme under which all employees upon retirement are entitled to receive pensions. In order to safeguard and properly enhance the living level of retired employees and improve the medium and long term incentive system, the Company established an enterprise annuity plan. According to the plan, to the extent that the employees volunteer for the related payments and have been with the Company for one year or more, such employees are entitled to participate in the enterprise annuity plan. We will make payments to match the payments made by the employees after giving considerations to our profitability, the employee’s work responsibilities, contributions, and treatments post retirement based on the principle of universal benefits. We have 19274 retired employees under the above retirement insurance plans. During 2021, we terminated employment with 236 persons (including the retired and voluntary leave), accounting for 2.79% of 8,466 employees we had as of January 1, 2021.
In addition to the pension benefits, pursuant to the relevant laws and regulations of the PRC, we and our employees participate in defined social security contributions for employees, such as a housing fund, basic medical insurance, supplementary medical insurance, unemployment insurance, injury insurance and maternity insurance.
E. Share Ownership.
The table below sets forth information regarding the beneficial ownership of our shares held by our directors, supervisors and executive officers as of March 31, 2022:

Name	Position held	Number of Shares held (shares)		Percentage of total issued shares of the Company (%)	Percentage of total issued A shares (%)
Jin Qiang	Vice President	301,000 A shares	(L)	0.002781	0.00411
Jin Wenmin	Vice President	175,000 A shares	(L)	0.001617	0.00239
Huang Xiangyu	Executive Director and Vice President	140,000 A shares	(L)	0.001293	0.00190
Zhang Feng	Supervisor	10,000 A shares	(L)	0.000092	0.00014
Chen Hongjun	Supervisor	31,400 A shares	(L)	0.000290	0.00043

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
During 2021, the Company did not grant
A-share
share options under the Share Option Incentive Scheme, nor did the grantees exercise any
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

The table below sets forth information regarding ownership of our shares as of March 31, 2022 by all persons who we know own more than five percent of our A shares and our H Shares. Our major shareholders listed below do not have voting rights different from those of our other shareholders.

Name of shareholders	Interests held (shares)	Percentage of total issued shares of the Company (%)	Percentage of total issued shares for this category (%)
Sinopec Corp.	5,460,000,000 A Shares(L) Shares of legal person	50.44(L)	74.50(L)
The Bank of New York Mellon Corporation	313,748,444 H Shares (L)	2.90	8.98
	287,320,400 H Shares (S)	2.65	8.22
	25,929,544 H Shares (P)	0.24	0.74
Hung Hin Fai(1)	211,008,000 H Shares (L)	1.95	6.04
Chan Kin Sun(2)	200,020,000 H Shares (S)	1.85	5.72
	200,020,000 H Shares (L)	1.85	5.72

(L) : Long position; (S): Short position; (P): Lending Pool
Notes:

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
As of March 31, 2022, a total of 3,495,000,000 H Shares were outstanding, and a total of 7,328,813,500 A Shares were outstanding.
The Bank of New York Mellon has advised us that, as of March 31, 2021, 2,831,513 ADSs, representing the equivalent of 283,151,300 H Shares, were held of record by 74 other registered shareholders domiciles in and outside of the United States. We have no further information as to our shares held, or beneficially owned, by U.S. persons.
To the best of our knowledge, except as disclosed above, we are not directly or indirectly controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.
We are not aware of any arrangement that may at a subsequent date result in a change of control of our company.

B. Related Party Transactions.
Intercompany service agreements and business-related dealings
The Company entered into the Mutual Product Supply and Sales Services Framework Agreement and Comprehensive Services Framework Agreement (the “Framework Agreement”) with Sinopec Corp., the controlling shareholder of the Company, and Sinopec Group, the actual controller of the Company on 23 October 2019. Pursuant to the Framework Agreement, The Company conducted a series of continuing connected transactions related to daily operation with Sinopec Group, Sinopec Corp. and their associates. The Framework Agreement is valid for three years and expires on 31 December 2022. The Framework Agreement and the transaction ceiling for 2020-2022 have been deliberated and approved at the first extraordinary general meeting of the Company in 2019. For details, please refer to the 6-K of the Company filed with the Securities and Exchange Commission (the “
Commission
”) dated 23 October 2019.
The Company entered into a storage service agreement with Sinopec Commercial Reserve Co., Ltd., a wholly-owned subsidiary of Sinopec Group, the actual controller of the Company, and its subsidiary Baishawan branch (“Baishawan branch”) on 31 December 2020. Accordingly, Baishawan branch provides storage services to the Company, with the service period from 1 January 2021 to 31 December 2023, and the maximum annual storage service fee is RMB114 million (including value-added tax). For details, please refer to the 6-K of the company filed with the Commission dated 8 December 2020.
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
The prices of the continuing connected (
i.e.
, related-party) transactions conducted between the Company and Sinopec Group, Sinopec Corp. and its associates are determined by the parties involved after consultation pursuant to (1) the fixed price of the state; or (2) the guiding price of the state; or (3) market prices, and the conclusion of agreements for the connected transactions are in compliance with the needs of the Company’s production and operation. Therefore the above continuing connected transactions do not cause a material impact on the Company’s independence.
The table below sets forth certain relevant information regarding our continuing connected transactions with Sinopec Corp. and Sinopec Group under the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement in 2021.

Type of major transactions	Connected parties	Annual cap for 2021	Transaction Amount during the reporting Period	Unit: RMB’000 Percentage Of the total Amount of the same type of transaction (%)
Mutual Product Supply and Sales Services Framework Agreement
Purchases of raw materials	Sinopec Corp., Sinopec Group and their associates	74,111,000	51,521,921	74.21%
Sales of petroleum and petrochemical products	Sinopec Group, Sinopec Corp. and their associates	66,021,000	60,926,642	68.30%
Property leasing	Sinopec Group, Sinopec Corp. and their associates	37,000	35,403	43.21%
Agency sales of petrochemical	Sinopec Corp. and its associates	168,000	110,552	100.00%
Comprehensive Services Framework Agreement
Construction, installation and engineering design services	Sinopec Group, Sinopec Corp. and their associates	1,074,000	785,216	50.89%
Petrochemical industry insurance services	Sinopec Group and its associates	130,000	108,850	100.00%
Financial services	Associate of Sinopec Group (Sinopec Finance)	200,000	824	0.16%
Storage services agreement
Storage services	Associate of Sinopec Group (Baishawan Branch)	114,000	114,000	83.01%

The prices of continuing connected transactions between the Company and Sinopec Group, Sinopec Corp. and their associates are based on: 1) national pricing; or 2) national guidance price; or 3) the market price is determined by both parties through negotiation, and the conclusion of the related party transaction agreement is based on the needs of the Company’s production and operation. Therefore, the above continuing connected transactions do not have a significant impact on the independence of the Company.
The independent
non-executive
director of the Company has reviewed the continuing connected transactions of the Company and confirmed that: the above continuing connected transactions 1) are entered into in the daily business of the Company; 2) generally or better; 3) according to the agreement on the transaction, the terms are fair and reasonable and in line with the overall interests of the shareholders of the Company; and 4) the transaction amount in the Reporting Period was within the annual maximum limit.
HKSE connected transactions rules
We are required by HKSE listing rules to obtain advance shareholder approval for certain transactions with related parties such as Sinopec Group, Sinopec Corp., or its associates. We comply with such HKSE listing rules by obtaining advance shareholder approval at least every three years for the renewal of our framework agreements (
e.g.
, the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement) with Sinopec Corp. and Sinopec Group for setting maximum aggregated annual values spent on the supply of products and services under these agreements. The independent non-executive
directors will need to confirm each year, upon reviewing our continuing connected transaction, that these transactions are conducted in the ordinary and usual course of our business, on normal commercial terms and in accordance with the terms of these agreements.
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
Review and Prospects
and
Item 3. Key Information – A. Selected Financial Data – Dividends
.
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
Dividend payments may be subject to Chinese withholding tax. See
Item 10. Additional Information – E. Taxation
.
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
However, if certain conditions under the double tax treaty are satisfied (
e.g.
, the shareholding in
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

Distributions on H Shares or ADSs
General
. Subject to the discussion in “Passive Foreign Investment Company” below, if you actually or constructively receive a distribution on H Shares or ADSs, you must include the distribution in gross income as a taxable dividend on the date of your (or in the case of ADSs, the depositary’s) receipt of the distribution, but only to the extent of our current or accumulated earnings and profits, as calculated under U.S. federal income tax principles. Such amount must be included without reduction for any foreign taxes withheld. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations with respect to dividends received from certain domestic corporations. Dividends paid by us may or may not be eligible for preferential rates applicable to qualified dividend income, as described below.
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
Qualified Dividend Income
. With respect to
non-corporate
U.S. Holders (
i.e
., individuals, trusts, and estates), dividends that are treated as qualified dividend income (“QDI”) are taxable at a maximum tax rate of 20%. Among other requirements, dividends generally will be treated as QDI if either (i) our H Shares or ADSs are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and which is determined to be satisfactory by the U.S. Treasury. It is expected that our ADSs will be “readily tradable” as a result of being listed on the NYSE.
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
Foreign Currency Distributions.
A dividend paid in foreign currency (
e.g.
, Hong Kong Dollars or Chinese Renminbi) must be included in your income as a U.S. Dollar amount based on the exchange rate in effect on the date such dividend is received, regardless of whether the payment is in fact converted to U.S. Dollars. If the dividend is converted to U.S. Dollars on the date of receipt, you generally will not recognize a foreign currency gain or loss. However, if you convert the foreign currency to U.S. Dollars on a later date, you must include in income any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. Dollar value of the amount you included in income when the dividend was received and (ii) the amount that you receive on the conversion of the foreign currency to U.S. Dollars. Such gain or loss generally will be ordinary income or loss and U.S. source for U.S. foreign tax credit purposes.
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

Dispositions of H Shares or ADSs
Subject to the discussion in “Passive Foreign Investment Company” below, you generally will recognize taxable gain or loss realized on the sale or other taxable disposition of H Shares or ADSs equal to the difference between the U.S. Dollar value of (i) the amount realized on the disposition (
i.e.
, the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis in the H Shares or ADSs. Such gain or loss will be a capital gain or loss. Capital gain from the sale or other taxable disposition of H Shares or ADSs held by certain non-corporate
U.S. Holders will be taxed at preferential rates if such H Shares or ADSs have been held for more than one year and certain other requirements are met. The deductibility of capital losses is subject to limitations. Any gain or loss recognized generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes.
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
Default PFIC Rules under Section
 1291 of the Code
. If we are treated as a PFIC with respect to a U.S. Holder, the U.S. federal income tax consequences to the U.S. Holder of the ownership and disposition of ordinary shares will depend on whether such U.S. Holder makes an election to treat us as a qualified electing fund (“QEF”) under Section 1295 of the Code (a “QEF Election”) or a mark-to-market
election under Section 1296 of the Code (a
“Mark-to-Market
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
Mark-to-Market
Election.
U.S. Holders may make a
Mark-to-Market
Election, but only if the H Shares or ADSs are marketable stock. The mark-
to-market
election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable U.S. Treasury regulations. There can be no assurances, however, that our H Shares or ADSs will be treated, or continue to be treated, as marketable stock.
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
In 2021, the price of international crude oil market fluctuated and rose. The Company carried out oil lending and return hedging business in April and November respectively, and bought 3.15 million barrels of Dubai swap; Launched fuel oil hedging business in September, October and November, and sold 25000 tons of LSFO swap. The commodity derivatives business carried out mainly belongs to hedging business. The implementation of the above businesses has no risk exposure, the maximum amount of possible loss is RMB50,000 thousand, and the comprehensive income was RMB166 million. At the same time, for the purpose of stabilizing production and operation, the Company locked in the processing profit of high sulfur crude oil, bought 2.7 million barrels of Dubai swap and sold 2.7 million barrels of dated Brent swap in June, July, September and November; The implementation of the above businesses generated investment income of RMB10.01 million and income from changes in fair value of RMB8.99 million.
See
Item 3. Key Information – D. Risk Factors—Our operations may be adversely affected by the cyclical nature of the petroleum and petrochemical markets and by the volatility of prices of crude oil and petrochemical products
.
Interest Rate Risk
We are subject to risk resulting from fluctuations in interest rates. Our borrowings are fixed and variable rate bank and other borrowings, with original maturities ranging from 1 to 5 years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. We had no program of interest rate hedging activities and did not engage in any such activities in 2020 or 2021.

The following table provides information, by maturity date, regarding our interest rate sensitive financial instruments, which consist of fixed and variable rate short term and long term debt obligations, as of December 31, 2021 and 2020.

	As of December 31, 2021
	2022	2023	2024	2025	2026	Total Recorded Amount	Fair Value

	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—
In RMB	1,500,000	—				1,500,000	1,500,000
Average interest rate (1)	—	—	—	—	—	2.70%	2.70%
Variable rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate (1)	—	—	—	—	—	—	—
In RMB	59,800	—	700,000	—	—	759,800	759,800
Average interest rate (1)	3.70%	—	1.08%	—	—	1.29%	1.29%

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

	As of December 31, 2020
	2021	2022	2023	2024	2025	Total Recorded Amount	Fair Value

	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—
In RMB	1,500,000	—	—	—	—	1,500,000	1,500,000
Average interest rate (1)	2.60%	—	—	—	—	2.60%	2.60%
Variable rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate (1)	—	—	—	—	—	—	—
In RMB	48,000	—	—	—	—	48,000	48,000
Average interest rate (1)	3.70%	—	—	—	—	3.70%	3.70%

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

Exchange	Rate Risk
We are also exposed to foreign currency exchange rate risk as a result of our foreign currency denominated short term borrowing and, to a limited extent, cash and cash equivalents denominated in foreign currencies. The following table provides information, by maturity date, regarding our foreign currency exchange rate sensitive financial instruments, which consist of cash and cash equivalents, short term debt obligations as of December 31, 2021 and 2020.

As of December 31, 2021
	2022	2023	2024	2025	2026	Thereafter	Total Recorded Amount	Fair Value

(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments
Cash and cash equivalents:
In Hong Kong Dollars	—	—	—	—	—	—	—	—
In U.S. Dollars	165,864	—	—	—	—	—	165,864	165,864
In Euro	—	—	—	—	—	—	—	—
In Japanese Yen	—	—	—	—	—	—	—	—
In Swiss Frank	—	—	—	—	—	—	—	—
Debt:
Fixed rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate (1)	—	—	—	—	—	—	—	—
Variable rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate (1)	—	—	—	—	—	—	—	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

As of December 31, 2020
	2021	2022	2023	2024	2025	Thereafter	Total Recorded Amount	Fair Value

(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments
Cash and cash equivalents:
In Hong Kong Dollars	—	—	—	—	—	—	—	—
In U.S. Dollars	207,727	—	—	—	—	—	207,727	207,727
In Euro	—	—	—	—	—	—	—	—
In Japanese Yen	—	—	—	—	—	—	—	—
In Swiss Frank	—	—	—	—	—	—	—	—
Debt:
Fixed rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate (1)	—	—	—	—	—	—	—	—
Variable rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate (1)	—	—	—	—	—	—	—	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
A. Debt Securities.
Not applicable.
B. Warrants and Rights.
Not applicable.

C.	Other Securities.
Not applicable.

D.	American Depositary Shares.
In connection with our ADR program, a holder of our ADSs may have to pay, either directly or indirectly, certain fees and charges, as described in
Item 12.D.3
. In addition, we receive fees and other direct and indirect payments from The Bank of New York Mellon that are related to our ADS as described in
Item 12.D.4
.

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
From January 1, 2021 through March 31, 2022, a total of U.S.$ 22,774.34 was paid by the Bank of New York Mellon on our behalf for our ADSs program.
The standard
out-of-pocket
maintenance costs for our ADSs program were U.S.$ 138,260.31, which have been waived by the Bank of New York Mellon.
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
.
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
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of December 31, 2021. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021 based on these criteria.
KPMG Huazhen LLP, an independent registered public accounting firm, has audited the consolidated financial statements for the year ended December 31, 2021 included in this annual report on Form
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
For the year ended December 31, 2021, there have been no changes to our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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
The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian LLP (“PwC”) and KPMG Huazhen LLP, our principal accountant, for services rendered to us during 2020 and 2021 respectively.

	For the year ended December 31,
	(in thousands of RMB)
	2020	2021
Audit fees (1)	7,800	6,837
Audit-Related fees (2)	—	—
Tax fees (3)	—	—
All other fees (4)	—	—
Total	7,800	6,837

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)
“Audit-Related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.
(4)
“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by the our principal accountant, other than the services reported under audit fees, audit-related fees and tax fees.

Audit Committee
Pre-approval
Policies and Procedures
Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit
services to be provided by PwC and KPMG Huazhen LLP. The
pre-approval
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
The information required by Item 16F. was previously reported in our Annual Report on Form
20-F
for the fiscal year ended December 31, 2020 filed with the SEC on April 28, 2021.

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

The nominating/corporate governance committee must have a written charter that addresses: (i) the committee’s purpose and responsibilities—which, at minimum, must be to: identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or to recommend that the board select, the director nominees for the next annual meeting of shareholders; develop and recommend to the board a set of corporate governance guidelines applicable to the corporation; and oversee the evaluation of the board and management; and (i) an annual performance evaluation of the committee.

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
non-compliance
	with any applicable provisions of Section 303A.	No similar requirements.

ITEM 16H.	MINE SAFETY DISCLOSURE.
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS.
SECCO was deemed a significant equity investee for the fiscal years ended December 31, 2019 and December 31, 2020 and a non-significant
equity investee for the fiscal years ended December 31, 2021 under Rule
3-09
of Regulation
S-X.
As such, the financial statements of SECCO required by Rule
3-09
of Regulation
S-X
are provided as Exhibit 99.1 to this Annual Report on Form
20-F.

ITEM 18.	FINANCIAL STATEMENTS.
See pages
F-1
to F-214.

ITEM 19.	EXHIBITS.

No.	Exhibit

1.1	Translation of the amended and restated Articles of Association of Sinopec Shanghai Petrochemical Company Limited as approved in the the annual general meeting of the Company held on 16 June 2021 (incorporated by reference to our Form 6-K (File No.001-12158) filed with the Commission on June 21, 2021).

2.	Amended and Restated Deposit Agreement between Sinopec Shanghai Petrochemical Company Limited and The Bank of New York Mellon dated May 11, 2011(incorporated by reference to Exhibit 2 of our annual report on Form 20-F (File No. 001-12158) filed with the Commission on April 30, 2012).

4.1	Translation of the renewed Product Supply and Sales Services Framework Agreement among Sinopec Shanghai Petrochemical Company Limited, China Petroleum & Chemical Corporation and China Petrochemical Corporation as approved in the First Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2016 on October 18, 2016 (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F Amendment No.1 (File No.001-12158) filed with the Commission on September 14, 2017).

4.2	Translation of the renewed Comprehensive Services Framework Agreement between Sinopec Shanghai Petrochemical Company Limited and China Petrochemical Corporation as approved in the First Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2016 on October 18, 2016 (incorporated by reference to Exhibit 4.2 of our annual report on Form 20-F Amendment No.1 (File No.001-12158) filed with the Commission on September 14, 2017).

4.3	Translation of the Property Right Transaction Agreement with Sinopec Sales Company Limited as approved in the eighteenth meeting of the seventh session of the board of directors of Sinopec Shanghai Petrochemical Company Limited on December 5, 2013 (incorporated by reference to Exhibit 4.3 of our annual report on Form 20-F (File No.001-12158) filed with the Commission on April 30, 2014).

4.4	English summary of principal terms of the Share Option Scheme as adopted at the second meeting of the eighth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited on August 15, 2014 (incorporated by reference to Appendix I of our Form 6-K (File No.001-12158) filed with the Commission on November 6, 2014).

8*	A list of subsidiaries of Sinopec Shanghai Petrochemical Company Limited.

12.1*	Certification of President Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1 *	Certification of President Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2 *	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

99.1*	Financial statements of SECCO

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF *	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101)

*	Filed with this annual report on Form 20-F

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on Form
20-F
on its behalf.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 27, 2022	/s/ DU JUN
Du Jun, Chief Financial Officer

F-1

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Sinopec Shanghai Petrochemical Company Limited:
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Sinopec Shanghai Petrochemical Company Limited and subsidiaries (the Company) as of December 31, 2021, the related consolidated statement of profit or loss, consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity, and consolidated cash flow statement for the year then ended and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with International Financial reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

F-2

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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Assessment of net realizable value of raw materials, work in progress and finished goods
As discussed in Notes 2.14, 4.2(a) and 21 to the consolidated financial statements, the gross carrying amount of raw materials, work in progress and finished goods, and provision for diminution in value were RMB 5,897,336 thousand and RMB 164,806 thousand, respectively, as at December 31, 2021. Inventories are valued at the lower of cost and net realizable value. The net realizable value is determined based on the estimated selling prices in the ordinary course of business less the estimated costs to completion, and other costs necessary to make the sale.
We identified the assessment of net realizable value of raw materials, work in progress and finished goods as a critical audit matter. Evaluation of estimated selling prices of inventories, estimated costs to completion, and other costs necessary to make the sale involved a high degree of auditor judgement.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the process of determination of net realizable value of raw materials, work in progress and finished goods, including controls related to the determination of estimated selling prices, estimated costs to completion, and other costs necessary to make the sale; we evaluated the estimated selling prices at the reporting date for a sample of inventory items by comparison of the estimated selling price to the price from publicly available market data and the actual prices of sales transactions subsequent to the reporting date if available; and we evaluated the estimated costs to completion and other costs necessary to make the sale by comparing with the historical costs to completion and other costs necessary to make the sale for the same type of inventories on a sample basis.

F-3

Critical Audit Matters (Continued)

Assessment of value in use of certain production facilities
As discussed in Notes 2.12 (b), 4.2(b) and 16 to the consolidated financial statements, the carrying amount of property, plant and equipment was RMB 11,310,032 thousand as of December 31, 2021. During the year ended December 31, 2021, the Company recognized impairment loss on property, plant and equipment in relation to certain production facilities of RMB 259,850 thousand. At the end of each reporting period, if any indication of impairment exists, the Company estimates the recoverable amount of an asset, or a cash-generating unit, at the higher of its fair value less costs of disposal and its value in use, to determine the impairment losses. The Company’s estimated value in use includes assumptions on product sales growth rates, related costs growth rates (“forecasted growth rates”) and discount rate.
We identified the assessment of value in use of certain production facilities as a critical audit matter. A high degree of subjectivity and auditor judgment was involved to evaluate the forecasted growth rates and the discount rate used to estimate value in use of these assets. The forecasted growth rates and the discount rate were challenging to test as minor changes to those assumptions would have a significant effect on the Company’s assessment of value in use of these assets. In addition, specialized skills and knowledge were required to assess the discount rate used to estimate value in use of these assets.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s process in assessing the value in use of certain production facilities, including controls related to the determination of the forecasted growth rates and the discount rate; we assessed the forecasted growth rates adopted in the Company’s value in use assessment by comparing them with historical results, future operation plans and external market data; we performed sensitivity analysis over the forecasted growth rates and the discount rate assumptions to assess their impact on the Company’s impairment assessment; In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate used by comparing it against discount rate that was independently developed using publicly available industry data.
/s/ KPMG Huazhen LLP
We have served as the Company’s auditor since 2021.
Shanghai, China
April 27, 2022

F-4

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Sinopec Shanghai Petrochemical Company Limited
Opinion on the Financial Statements
We have audited the consolidated statement of financial position of Sinopec Shanghai Petrochemical Company Limited and its subsidiaries (the “Company”) as of December 31, 2020, and the related consolidated statements of profit or loss, of profit or loss and other comprehensive income, of changes in equity and consolidated cash flow statement for each of the two years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 28, 2021
We served as the Company’s auditor from 2013 to 2021.

F-
5

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

Consolidated statement of profit or loss
for the years ended 31 December 2019, 2020 and 2021

		Year ended 31 December
		2019	2020	2021
	Note	RMB’000	RMB’000	RMB’000
Revenue	5	100,269,667	74,623,575	89,198,492
Taxes and surcharges		(12,213,927)	(13,062,710)	(13,309,688)

Net sales		88,055,740	61,560,865	75,888,804
Cost of sales	10	(86,467,995)	(61,901,114)	(74,298,048)

Gross profit/(loss)		1,587,745	(340,249)	1,590,756

Selling and administrative expenses	10	(549,885)	(486,323)	(368,243)
Reversal/(provision) of impairment losses on financial assets	3.1 (c)	59	120,916	(1,355)
Other operating income	6	150,714	148,676	125,305
Other operating expenses	7	(21,925)	(24,686)	(44,712)
Other gains - net	8	153,864	115,430	130,481

Profit/(loss) from operations		1,320,572	(466,236)	1,432,232

Finance income	9	416,747	431,228	508,755
Finance expenses	9	(53,784)	(98,954)	(94,186)

Finance income – net		362,963	332,274	414,569

Share of net profits of associates and joint ventures accounted for using the equity method	20	972,593	724,740	874,285

Profit before taxation		2,656,128	590,778	2,721,086
Income tax (expenses)/ benefits	12	(428,963)	65,620	(644,480)

Profit for the year		2,227,165	656,398	2,076,606

F-
6

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021
Consolidated statement of profit or loss
for the years ended 31 December 2019, 2020 and 2021 (continued)

		Year ended 31 December
	Note	2019 RMB’000		2020 RMB’000		2021 RMB’000
Profit attributable to:
– Equity shareholders of the Company			2,215,728		645,072		2,073,431
– Non-controlling interests			11,437		11,326		3,175

Profit for the year			2,227,165		656,398		2,076,606

Earnings per share attributable to equity shareholders of the Company for the year (expressed in RMB per share)

Basic earnings per share	13(a)	RMB	0.205	RMB	0.060	RMB	0.192

Diluted earnings per share	13(b)	RMB	0.205	RMB	0.060	RMB	0.192

The notes on pages 17 to 124 form part of these financial statements.

F-
7

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

Consolidated statement of profit or loss and other comprehensive income for the years ended 31 December 2019, 2020 and 2021

		Year ended 31 December
	Note	2019 RMB’000	2020 RMB’000	2021 RMB’000
Profit for the year		2,227,165	656,398	2,076,606

Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Share of other comprehensive income of associates accounted for using the equity method	32	7,449	(11,512)	16,639
Cash flow hedges: net movement in hedging reserve	32	—	—	125,159

Other comprehensive income for the year, net of tax		7,449	(11,512)	141,798

Total comprehensive income for the year		2,234,614	644,886	2,218,404

Attributable to:
– Equity shareholders of the Company		2,223,177	633,560	2,215,229
– Non-controlling interests		11,437	11,326	3,175

Total comprehensive income for the year		2,234,614	644,886	2,218,404

The notes on pages 17 to 124 form part of these financial statements.

F-
8

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

Consolidated statement of financial position
as at 31 December 2020 and 2021

		As at 31 December
		2020	2021
	Note	RMB’000	RMB’000
Non-current assets

Property, plant and equipment	16	11,713,022	11,310,032
Right-of-use assets	15	410,801	385,643
Investment properties	17	367,586	352,188
Construction in progress	18	1,710,124	3,293,177
Investments accounted for using the equity method	20	5,387,834	4,088,888
Financial assets at fair value through other comprehensive income	25	5,000	5,000
Time deposits with banks	24	7,042,840	5,581,435
Deferred tax assets	12	252,121	184,143
Other non-current assets	14	424,959	787,807

		27,314,287	25,988,313

Current assets

Inventories	21	3,888,746	5,923,525
Financial assets at fair value through other comprehensive income	25	1,207,114	1,047,690
Derivative financial instruments	3.1 (a)	—	81,405
Trade receivables	22	113,163	77,425
Other receivables	22	18,101	47,597
Prepayments		19,552	43,686
Amounts due from related parties	22	1,092,316	1,212,331
Cash and cash equivalents	23	6,916,408	5,112,010
Time deposits with banks	24	4,049,443	7,386,607

		17,304,843	20,932,276

Total assets		44,619,130	46,920,589

F-
9

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

Consolidated statement of financial position
as at 31 December 2020 and 2021 (continued)

		As at 31 December
	Note	2020 RMB’000	2021 RMB’000
Equity and liabilities

Equity attributable to equity shareholders of the Company

Share capital	31	10,823,814	10,823,814
Reserves	32	18,374,176	19,418,325

		29,197,990	30,242,139

Non-controlling interests		136,985	135,259

Total equity		29,334,975	30,377,398

Liabilities

Non-current liabilities
Borrowings	26	—	700,000
Lease liabilities	15	3,119	1,384
Deferred tax liabilities	12	35,357	33,344
Deferred income	30	13,433	12,720

		51,909	747,448

F-1
0

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

Consolidated statement of financial position
as at 31 December 2020 and 2021 (continued)

		As at 31 December
	Note	2020 RMB’000	2021 RMB’000
Current liabilities

Borrowings	26	1,548,000	1,559,800
Short-term bonds	27	3,017,811	—
Lease liabilities	15	9,352	3,229
Derivative financial instruments	3.1 (a)	—	23,804
Contract liabilities	29	495,404	424,607
Trade and other payables	28	2,820,083	3,095,694
Amounts due to related parties	28	3,656,841	6,304,816
Current tax liabilities		3,420,824	3,865,231
Staff salaries and welfares payable		244,506	260,096
Income tax payable	12	19,425	258,466

		15,232,246	15,795,743

Total liabilities		15,284,155	16,543,191

Total equity and liabilities		44,619,130	46,920,589

Approved and authorized for issue by the Board of Directors on 27 April 2022.

)
)
Wu Haijun	)
)
	)	Directors
)
Du Jun	)
)
)
The notes on pages 17 to 124 form part of these financial statements.

F-1
1

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

Consolidated statement of changes in equity
for the years ended 31 December 2019, 2020 and 2021

		Attributable to equity shareholders of the Company
		Share capital	Other reserves	Retained earnings		Non-controlling	Total
		RMB’000	RMB’000	RMB’000	Total	interests	equity
	Note	(note 31)	(note 32)	(note 32)	RMB’000	RMB’000	RMB’000
Balance at 1 January 2019		10,823,814	4,361,940	15,160,309	30,346,063	116,378	30,462,441

Changes in equity for 2019

Profit for the year		—	—	2,215,728	2,215,728	11,437	2,227,165
Other comprehensive income	32	—	7,449	—	7,449	—	7,449

Total comprehensive income for the year		—	7,449	2,215,728	2,223,177	11,437	2,234,614

Dividends proposed and approved	34	—	—	(2,705,952)	(2,705,952)	—	(2,705,952)
Dividend paid by subsidiaries to non-controlling interests		—	—	—	—	(3,266)	(3,266)
Appropriation of safety production fund	32	—	2	(2)	—	—	—
Non-controlling interests of disposed subsidiary		—	—	—	—	6,011	6,011

Balance at 31 December 2019		10,823,814	4,369,391	14,670,083	29,863,288	130,560	29,993,848

F-1
2

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021
Consolidated statement of changes in equity
for the years ended 31 December 2019, 2020 and 2021 (continued)

		Attributable to equity shareholders of the Company
	Note	Share capital RMB’000 (note 31)	Other reserves RMB’000 (note 32)	Retained earnings RMB’000 (note 32)	Total RMB’000	Non-controlling interests RMB’000	Total equity RMB’000
Balance at 1 January 2020		10,823,814	4,369,391	14,670,083	29,863,288	130,560	29,993,848

Changes in equity for 2020:
Profit for the year		—	—	645,072	645,072	11,326	656,398
Other comprehensive income	32	—	(11,512)	—	(11,512)	—	(11,512)

Total comprehensive income for the year		—	(11,512)	645,072	633,560	11,326	644,886

Dividends proposed and approved	34	—	—	(1,298,858)	(1,298,858)	—	(1,298,858)
Dividend paid by subsidiaries to non-controlling interests		—	—	—	—	(4,901)	(4,901)
Appropriation of safety production fund	32	—	88,460	(88,460)	—	—	—

Balance at 31 December 2020		10,823,814	4,446,339	13,927,837	29,197,990	136,985	29,334,975

The notes on pages 17 to 124 form part of these financial statements.

F-1
3

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021
Consolidated statement of changes in equity
for the years ended 31 December 2019, 2020 and 2021 (continued)

			Attributable to equity shareholders of the Company
	Note		Share capital RMB’000 (note 31)	Other reserves RMB’000 (note 32)	Retained earnings RMB’000 (note 32)	Total RMB’000	Non-controlling interests RMB’000	Total equity RMB’000
Balance at 1 January 2021			10,823,814	4,446,339	13,927,837	29,197,990	136,985	29,334,975

Changes in equity for 2021
Profit for the year			—	—	2,073,431	2,073,431	3,175	2,076,606
Other comprehensive income	32		—	141,798	—	141,798	—	141,798

Total comprehensive income for the year			—	141,798	2,073,431	2,215,229	3,175	2,218,404

Transfer to other reserves	32		—	2,498,808	(2,498,808)	—	—	—
Amounts transferred from hedging reserve to initial carrying amount of hedged items	3.1a	(iii)	—	(88,699)	—	(88,699)	—	(88,699)
Dividends proposed and approved	34		—	—	(1,082,381)	(1,082,381)	—	(1,082,381)
Dividends paid by subsidiaries to non-controlling interests			—	—	—	—	(4,901)	(4,901)
Appropriation of safety production fund	32		—	40,729	(40,729)	—	—	—

Balance at 31 December 2021			10,823,814	7,038,975	12,379,350	30,242,139	135,259	30,377,398

The notes on pages 17 to 124 form part of these financial statements.

F-1
4

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

Consolidated cash flow statement
for the years ended 31 December 2019, 2020 and 2021

			Year ended 31 December
	Note		2019	2020	2021
			RMB’000	RMB’000	RMB’000
Operating activities
Cash generated from operations	23	(b)	5,655,676	1,995,087	4,411,653
Interest paid			(63,430)	(71,369)	(110,070)
Income tax paid			(534,467)	(243,870)	(351,627)

Net cash generated from operating activities			5,057,779	1,679,848	3,949,956

Cash flows from investing activities
Dividends received from joint ventures and associates			594,868	561,755	777,220
Interest received from structured deposits			86,848	132,690	97,921
Interest received from related parties			1,295	2,088	—
Interest received from banks excluded structured deposits			445,105	275,626	398,937
(Payments)/proceeds from settlement of derivative financial instruments			(15,316)	(912)	5,674
Payment for the purchase of property, plant and equipment and other long-term assets			(1,430,411)	(1,840,986)	(3,224,000)
Net proceeds from disposal of property, plant and equipment			67,503	59,642	55,254
Cash received from time deposits with maturity less than one year			4,100,000	500,000	3,800,000
Cash received from maturity of structured deposits			3,200,000	10,900,000	8,150,000
Cash payment for investment in structured deposits			(3,800,000)	(7,600,000)	(8,150,000)
Cash payment for investment in time deposits with maturity less than one year			(4,100,000)	(3,000,000)	(3,650,000)
Cash payment for investment in time deposits with maturity more than one year			(3,500,000)	(3,500,000)	(2,000,000)
Acquisition of a subsidiary, net of cash acquired			—	(340,315)	—
Payment for set up of an associate	20		(248,184)	(27,603)	(26,000)
Payment for set up of a joint venture	20		—	—	(50,000)
Payment for equity instruments			(5,000)	—	—
Cash held by the subsidiary before disposal			(404)	—	—
Proceeds from capital reduction of an associate			—	—	1,460,258
Payment for sales of financial assets at fair value through other comprehensive income			(19,513)	(9,513)	(4,685)

Net cash used in investing activities			(4,623,209)	(3,887,528)	(2,359,421)

F-1
5

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021
Consolidated cash flow statement
for the year ended 31 December 2019, 2020 and 2021 (continued)

		Year ended 31 December
	Note	2019 RMB’000	2020 RMB’000	2021 RMB’000
Financing activities

Proceeds from borrowings		4,755,100	3,458,100	14,163,132
Proceeds from short-term bonds		—	2,998,469	5,998,899
Repayments of borrowings		(3,695,208)	(3,460,556)	(13,451,332)
Repayments of short-term bonds		—	—	(9,000,000)
Principal elements of lease payments		(89,124)	(15,586)	(17,544)
Dividends paid by subsidiaries to non-controlling interests		(3,266)	(4,901)	(4,901)
Dividends paid to the Company’s shareholders		(2,704,864)	(1,293,736)	(1,081,326)

Net cash (used in) / generated from financing activities		(1,737,362)	1,681,790	(3,393,072)

Net decrease in cash and cash equivalents		(1,302,792)	(525,890)	(1,802,537)

Cash and cash equivalents at the beginning of the year	23	8,741,893	7,449,699	6,916,408

Exchange gains/(losses) on cash and cash equivalents		10,598	(7,401)	(1,861)

Cash and cash equivalents at the end of the year	23	7,449,699	6,916,408	5,112,010

The notes on pages 17 to 124 form part of these financial statements.

F-1
6

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

Notes to the consolidated financial statements
(Expressed in Renminbi Yuan unless otherwise indicated)

1	General Information
Sinopec Shanghai Petrochemical Company Limited (“the Company”), formerly Shanghai Petrochemical Company Limited, was established in the People’s Republic of China (“the PRC”) on 29 June 1993 with registered capital of RMB4,000,000 thousand, invested by its holding company-China National Petrochemical Corporation (“Sinopec Group”); these shares were converted from assets of former Shanghai Petrochemical Complex.
H shares were listed on the Hong Kong Stock Exchange on 26 July 1993, and listed on the New York Stock Exchange in the form of American Depositary Shares at the same time; the A shares were listed on the Shanghai Stock Exchange on 8 November 1993.
Sinopec Group completed its reorganization on 25 February 2000. After the reorganization, China Petroleum & Chemical Corporation (“Sinopec Corp.”) was established. As part of the reorganization, Sinopec Group transferred its 4,000,000,000 of the Company’s state-owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp.. Sinopec Corp. became the largest shareholder of the Company.
The Company changed its name to Sinopec Shanghai Petrochemical Company Limited on 12 October 2000.
Ordinary A shares of RMB14,177 thousand and RMB9,637 thousand were registered on 27 September 2017 and 12 January 2018.
As at 31 December 2021, total share capital of the Company were RMB10,823,814 thousand,
1
Yuan per share. Detailed changes to share capital refers to note 31.
The Company and its subsidiaries (“the Group”) is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.
Details of the Company’s principal subsidiaries are set out in note 19.

7

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

2	Significant accounting policies
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Statement of compliance and basis of preparation

(a)	Statement of compliance
These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (IFRSs), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (IASs) and related Interpretations, promulgated by the International Accounting Standards Board (IASB
)
.
Significant accounting policies adopted by the Group are disclosed below.
The IASB has issued certain amendments to IFRSs that are first effective or available for early adoption for the current accounting period of the Group. Note 2.1 (c) provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current accounting period reflected in these financial statements.

(b)	Basis of preparation
The consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associates and a joint venture.
The measurement basis used in the preparation of the financial statements is the historical cost basis except for certain financial assets and liabilities measured at fair value, including:

•	derivative financial instruments (see note 2.13); and

•	investment in debt and equity securities (see note 2.11).
The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 4.

F-
18

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

2	Significant accounting policies (continued)

(c)	Changes in accounting policies
New and amended standards adopted by the Group
The Group has applied the following amendments to IFRSs issued by the IASB to these financial statements for the current accounting period:

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, Interest rate benchmark reform — phase 2

•	Amendments to IFRS 16, Covid-19-related rent concessions beyond 30 June 2021
None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

2.2	Subsidiaries

2.2.1	Consolidation
Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

(a)	Business combinations
The acquisition method of accounting is used to account for all business combinations by the Group, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

•	fair values of the assets transferred;

•	liabilities incurred to the former owners of the acquired business;

•	equity interests issued by the Group;

•	fair value of any asset or liability resulting from a contingent consideration arrangement, and

•	fair value of any pre-existing equity interest in the subsidiary.

F-
19

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

2	Significant accounting policies (continued)

2.2	Subsidiaries (continued)

2.2.1	Consolidation (continued)

(a)	Business combinations (continued)

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling
interest in the acquired entity on an
acquisition-by-acquisition
basis either at fair value or at the
non-controlling
interest’s proportionate share of the acquired entity’s net identifiable assets.
Acquisition-related costs are expensed as incurred.
The excess of the:

•	consideration transferred

•	amount of any non-controlling interest in the acquired entity, and

•	acquisition-date fair value of any previous equity interest in the acquired entity
Over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the statement of profit or loss as a bargain purchase.
Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.
If the business combination is achieved in stages, the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in the statement of profit or loss.
Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Non-controlling
interests in the results and equity of subsidiaries are shown separately in the consolidated statement of financial position, consolidated statement of profit or loss, statement of profit or loss and other comprehensive income and changes in equity respectively.

F-2
0

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

2	Significant accounting policies (continued)

2.2	Subsidiaries (continued)

2.2.1	Consolidation (continued)

(b)	Changes in ownership interests
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
When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in the statement of profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.2.2	Separate financial statements
Investments in subsidiaries are accounted for at cost less impairment. Cost includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.
Investments in joint ventures and associates are accounted for using the equity method of accounting.

F-2
1

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

2	Significant accounting policies (continued)

2.3	Associates
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
The Group’s share of post-acquisition profit or loss is recognized in the statement of profit or loss, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.
The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the statement of profit or loss.
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
Gain or loss on dilution of equity interest in associates are recognized in the statement of profit or loss.

F-2
2

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

2	Significant accounting policies (continued)

2.4	Joint arrangements
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
The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in note 2.12.

2.5	Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors that makes strategic decisions.

F-2
3

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

2	Significant accounting policies (continued)

2.6	Foreign currency translation

(a)	Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”).
The consolidated financial statements are presented in RMB, which is the Company’s functional and the Group’s presentation currency.

(b)	Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are generally recognized in the statement of profit or loss. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges.

2.7	Property, plant and equipment
Property, plant and equipment is stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.
Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of profit or loss during the financial period in which they are incurred.
Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

- Buildings	12 to 40 years
- Plant and machinery	5 to 20 years
- Vehicles and other equipment	4 to 20 years
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2.12 (b)).
Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within Other gains – net in the statement of profit or loss.

F-2
4

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

2	Significant accounting policies (continued)

2.8	Construction in progress
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
Investment properties are stated in the statement of financial position at cost less accumulated depreciation and impairment losses (note 2.12(b)). Depreciation is provided over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values. Estimated useful lives of the Group’s investment properties are
30-40
years.

2.10	Other non-current assets
Other
non-current
assets mainly represent patents and catalysts used in production. These assets are carried at cost less accumulated amortization and impairment losses. Other non-current
assets are amortized on a straight-line basis over the respective periods of the rights and the estimated useful lives of the catalysts, as follows:

Intangible assets	10 to 28 years
Long-term prepaid expense	1.5 to 10 years

2.11	Other investments in debt and equity securities
The Group’s policies for investments in debt and equity securities, other than investments in subsidiaries, associates and joint ventures, are set out below.
Investments in debt and equity securities are recognized/derecognized on the date the Group commits to purchase/sell the investment. The investments are initially stated at fair value plus directly attributable transaction costs, except for those investments measured at fair value through profit or loss (FVPL) for which transaction costs are recognized directly in profit or loss. For an explanation of how the Group determines fair value of financial instruments, see note 3.3. These investments are subsequently accounted for as follows, depending on their classification.

F-2
5

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

2	Significant accounting policies (continued)

2.11	Other investments in debt and equity securities (continued)

(a)	Investments other than equity investments
Non-equity
investments held by the Group are classified into one of the following measurement categories:

•
amortized cost, if the investment is held for the collection of contractual cash flows which represent solely payments of principal and interest. Interest income from the investment is calculated using the effective interest method (see note 2.27).

•
fair value through other comprehensive income (FVOCI) - recycling, if the contractual cash flows of the investment comprise solely payments of principal and interest and the investment is held within a business model whose objective is achieved by both the collection of contractual cash flows and sale. Changes in fair value are recognized in other comprehensive income, except for the recognition in profit or loss of expected credit losses, interest income (calculated using the effective interest method) and foreign exchange gains and losses. When the investment is derecognized, the amount accumulated in other comprehensive income is recycled from equity to profit or loss.

•
fair value through profit or loss (FVPL) if the investment does not meet the criteria for being measured at amortized cost or FVOCI (recycling). Changes in the fair value of the investment (including interest) are recognized in profit or loss.

(b)	Equity investments
An investment in equity securities is classified as FVPL unless the equity investment is not held for trading purposes and on initial recognition of the investment the Group makes an irrevocable election to designate the investment at FVOCI
(non-recycling)
such that subsequent changes in fair value are recognized in other comprehensive income. Such elections are made on an instrument-by-instrument
basis, but may only be made if the investment meets the definition of equity from the issuer’s perspective. Where such an election is made, the amount accumulated in other comprehensive income remains in the fair value reserve
(non-recycling)
until the investment is disposed of. At the time of disposal, the amount accumulated in the fair value reserve
(non-recycling)
is transferred to retained earnings. It is not recycled through profit or loss. Dividends from an investment in equity securities, irrespective of whether classified as at FVPL or FVOCI, are recognized in profit or loss as other income in accordance with the policy set out in note 2.28.

2.12	Credit losses and impairment of assets

(a)	Credit losses from financial instruments
The Group recognizes a loss allowance for expected credit losses (ECLs) on the following items:

•	financial assets measured at amortized cost (including cash and cash equivalents, time deposits with banks, trade receivables and other receivables); and

•	debt securities measured at FVOCI (recycling);

F-2
6

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

2	Significant accounting policies (continued)

2.12	Credit losses and impairment of assets (continued)

(a)	Credit losses from financial instruments (continued)

Other financial assets measured at fair value, including equity securities designated at FVOCI
(non-recycling)
and derivative financial assets, are not subject to the ECL assessment.
Measurement of ECLs
ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive).
The expected cash shortfalls are discounted using the following discount rates where the effect of discounting is material:

•	fixed-rate financial assets, trade and other receivables: effective interest rate determined at initial recognition or an approximation thereof;

•	variable-rate financial assets: current effective interest rate.
The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.
In measuring ECLs, the Group takes into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions.
ECLs are measured on either of the following bases:

•	12-month ECLs: these are losses that are expected to result from possible default events within the 12 months after the reporting date; and

•	lifetime ECLs: these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies.
Loss allowances for trade receivables are always measured at an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.
For all other financial instruments, the Group recognizes a loss allowance equal to
12-month
ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs.

7

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

2	Significant accounting policies (continued)

2.12	Credit losses and impairment of assets (continued)

(a)	Credit losses from financial instruments (continued)

Significant increases in credit risk
In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition. In making this reassessment, the Group considers that a default event occurs when (i) the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or (ii) the financial asset is 90 days past due. The Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.
In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

•	failure to make payments of principal or interest on their contractually due dates;

•	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

•	an actual or expected significant deterioration in the operating results of the debtor; and

•	existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group.
Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.
ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognized as an impairment gain or loss in profit or loss. The Group recognizes an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for investments in debt securities that are measured at FVOCI (recycling), for which the loss allowance is recognized in other comprehensive income and accumulated in the fair value reserve (recycling).

F-
28

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

2	Significant accounting policies (continued)

2.12	Credit losses and impairment of assets (continued)

(a)	Credit losses from financial instruments (continued)

Basis of calculation of interest income
Interest income recognized in accordance with note 2.27 is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on the amortized cost (i.e. the gross carrying amount less loss allowance) of the financial asset.
At each reporting date, the Group assesses whether a financial asset is credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
Evidence that a financial asset is credit-impaired includes the following observable events:

•	significant financial difficulties of the debtor;

•	a breach of contract, such as a default or past due event;

•	it is becoming probable that the borrower will enter into bankruptcy or other financial reorganization;

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; or

•	the disappearance of an active market for a security because of financial difficulties of the issuer.
Write-off
policy
The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.
Subsequent recoveries of an asset that was previously written off are recognized as a reversal of impairment in profit or loss in the period in which the recovery occurs.

F-
29

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

2	Significant accounting policies (continued)

2.12	Credit losses and impairment of assets (continued)

(b)	Impairment of other non-current assets
Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

•	property, plant and equipment;

•	right-of-use assets;

•	investment properties;

•	construction in progress

•	other non-current assets; and

•	investments in subsidiaries, associates and joint ventures in the Company’s statement of financial position.
At the end of each reporting period, if any indication of impairment exists, the Company estimates the recoverable amount of an asset, or a cash-generating unit, at the higher of its fair value less costs of disposal and its value in use, to determine the impairment losses.

•	Calculation of recoverable amount
The recoverable amount of an asset is the greater of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). A portion of the carrying amount of a corporate asset (for example, head office building) is allocated to an individual cash-generating unit if the allocation can be done on a reasonable and consistent basis, or to the smallest group of cash-generating units if otherwise.

•	Recognition of impairment losses
An impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).

•	Reversals of impairment losses
An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.
A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years.

F-3
0

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

2	Significant accounting policies (continued)

2.12	Credit losses and impairment of assets (continued)

Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

(c)	Interim financial reporting and impairment
Under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see notes 2.12(a) and (b)).

2.13	Derivative and hedging activities
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
The fair values of derivative financial instruments designated in hedge relationships are disclosed in note 3.1(a). Movements in the hedging reserve in shareholders’ equity are shown in note 32. The full fair value of a hedging derivative is classified as a non-current
asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.
Cash flow hedges that qualify for hedge accounting
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity. The gain or loss relating to the ineffective portion is recognized immediately in the statement of profit or loss, within Other gains – net.
When swap contracts are used to hedge forecast transactions the Group may designate the full change in fair value of the swap contract as the hedging instrument. The gains or losses relating to the effective portion of the change in fair value of the entire swap contract are recognized in the cash flow hedge reserve within equity.

F-3
1

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

2	Significant accounting policies (continued)

2.13	Derivative and hedging activities (continued)

Amounts accumulated in equity are reclassified in the periods when the hedged item affects the statement of profit or loss as follows:
Where the hedged item subsequently results in the recognition of a non-financial
asset (such as inventory), the deferred hedging gains and losses are included within the initial cost of the asset. The deferred amounts are ultimately recognized in the statement of profit or loss as the hedged item affects profit or loss (for example through cost of sales).
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
Derivatives that do not qualify for hedge accounting
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in the statement of profit or loss and are included in Other gains – net.

2.14	Inventories
Inventories are valued at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. The net realizable value is determined based on the estimated selling price in the ordinary course of business less the estimated costs to completion, and other costs necessary to make the sale.

2.15	Contract liabilities
A contract liability is recognized when the customer pays
non-refundable
consideration before the Group recognizes the related revenue (see note 2.26). A contract liability would also be recognized if the Group has an unconditional right to receive non-refundable
consideration before the Group recognizes the related revenue. In such cases, a corresponding receivable would also be recognized (see note 2.16).
When the contract includes a significant financing component, the contract balance includes interest accrued under the effective interest method (see note 2.27).

F-3
2

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

2	Significant accounting policies (continued)

2.16	Trade and other receivables
A receivable is recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset.
Trade receivables that do not contain a significant financing component are initially measured at their transaction price.
Receivables are subsequently stated at amortized cost using the effective interest method less allowance for credit losses (see note 2.12(a)).

2.17	Cash and cash equivalents
In the consolidated cash flow statement, cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are presented within borrowings in current liabilities in the statement of financial position. Cash and cash equivalents are assessed for expected credit losses (ECL) in accordance with the policy set out in note 2.12(a).

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

2.20	Trade and other payables
Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade and other payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current
liabilities.
Trade and other payables generally are financial liabilities and are recognized initially at fair value plus transaction costs and subsequently measured at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at invoice amounts.

F-3
3

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

2	Significant accounting policies (continued)

2.21	Borrowings
Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of profit or loss over the period of the borrowings using the effective interest method.
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

2.22	Borrowings costs
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
The tax expense for the period comprises current and deferred tax. Tax is recognized in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

(a)	Current income tax
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company’s subsidiaries, associates and joint ventures operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

F-3
4

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

2	Significant accounting policies (continued)

2.23	Current and deferred income tax (continued)

(b)	Deferred income tax
Inside basis differences
Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
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
Deferred income tax assets are recognized on deductible temporary differences arising from investments in subsidiaries, associates and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilized
.

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

F-3
5

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

2	Significant accounting policies (continued)

2.24	Employee benefits

(a)	Short-term employee benefits
Salaries, annual bonuses, paid annual leave and the cost of
non-monetary
benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(b)	Pension obligations
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

(c)	Termination benefits
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

2.25	Provisions and contingent liabilities
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

F-3
6

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

2	Significant accounting policies (continued)

2.25	Provisions and contingent liabilities (continued)

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence
of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

2.26	Revenue recognition

(a)	Sales of petroleum and chemical products
The Group manufactures and sells petroleum and chemical products. Sales are recognized when control of the products has transferred, being when the products are delivered to or accepted by the customer. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred to the customer, and either the customer has accepted the products in accordance with the sales contract, or the Group has objective evidence that all criteria for acceptance have been satisfied. Advance from customers but goods not yet delivered is recorded as contract liabilities and is recognized as revenue when a customer obtains control over the relevant goods.
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

7

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

2	Significant accounting policies (continued)

2.27	Interest income
Interest income from financial assets at FVPL is included in Other gains – net, see note 8 below. Interest income on financial assets at amortized cost and financial assets at FVOCI calculated using the effective interest method is recognized in the consolidated statement of profit or loss as part of other income.
Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).
Interest income is presented as Finance income where it is earned from financial assets that are held for cash management purposes, see note 9 below.

2.28	Dividend income
Dividend income is recognized when the right to receive payment is established.

2.29	Government grants
Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
Government grants relating to costs are deferred and recognized in the statement of profit or loss over the period necessary to match them with the costs that they are intended to compensate.
Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in the statement of profit or loss over the useful life of the asset by way of reduced depreciation expense.

2.30	Leases
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

F-
38

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

2	Significant accounting policies (continued)

2.30	Leases (continued)

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
right-of-use
asset in a similar economic environment with similar terms, security and conditions.
To determine the incremental borrowing rate, the Group:

•	where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received

•	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third party financing, and

•	makes adjustments specific to the lease, e.g., term, country, currency and security.
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

F-
39

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

2	Significant accounting policies (continued)

2.30	Leases (continued)

Right-of-use
assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight - line basis, as follows:

Land use rights	30 - 50 years
Buildings	2 - 8 years
Equipment	2 - 3 years
Others	2 - 4 years
Payments associated with short-term leases of equipment and vehicles are recognized on a straight-line basis as an expense in the statement of profit or loss. Short-term leases are leases with a lease term of 12 months or less. A single discount rate was applied to the portfolio of the leases with reasonably similar characteristics.
Lease income from operating leases where the Group is a lessor is recognized as income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

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
Other research and development expenditures that do not meet these criteria are recognized as an expense as incurred. Research and development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

F-4
0

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

2	Significant accounting policies (continued)

2.33	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(iv)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(v)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(vi)	Both entities are joint ventures of the same third party.

(vii)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(viii)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(ix)	The entity is controlled or jointly controlled by a person identified in (i).

(x)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(xi)	The entity, or any member of a Group of which it is a part, provides key management personnel services to the Group or to the Group’s parent.
Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

2.34	Rounding of amounts
All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

F-4
1

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

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
Where all relevant criteria are met, hedge accounting is applied to remove the accounting mismatch between the hedging instrument and the hedged item.

(a)	Derivatives
The Group has the following derivative financial instruments in the following line items in the statement of financial position:

	As at 31 December
	2020	2021
	RMB’000	RMB’000
Current derivative financial instrument assets
Commodity swaps contracts applied hedge accounting	—	48,614
Commodity swaps contracts at fair value through profit or loss	—	32,791

Total derivative financial assets	—	81,405

Current derivative financial instrument liabilities
Commodity swaps contracts at fair value through profit or loss	—	(23,804)

Total derivative financial liabilities	—	(23,804)

(i)	Classification of derivatives
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
The Group’s accounting policy for its cash flow hedges is set out in note 2.13.

(ii)	Fair value measurement
For information about the methods and assumptions used in determining the fair value of derivatives refer to note 3.3.

F-4
2

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(a)	Derivatives (continued)

(iii)	Hedging reserves
The following table provides a reconciliation of the hedging reserve in respect of commodity price risk and shows the effectiveness of the hedging relationships:

RMB’000
Balance at 1 January 2021	—
Effective portion of the cash flow hedge recognized in other comprehensive income	165,576
Amounts reclassified to profit or loss	1,303
Reclassified to the cost of inventory	(88,699)
Related tax	(41,720)

Balance at 31 December 2021	36,460

(iv)	Amounts recognized in the statement of profit or loss
In addition to the amounts disclosed in the reconciliation of hedging reserves above, the following amounts were recognized in the statement of profit or loss in relation to derivatives:

	2020	2021
	RMB’000	RMB’000
Net gains on commodity swaps contracts not qualifying as hedges included in other gains - net	—	18,997
Net losses on foreign exchange option contracts not qualifying as hedges included in other gains - net	(376)	(151)

Total	(376)	18,846

F-4
3

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(a)	Derivatives (continued)

(iv)	Amounts recognized in the statement of profit or loss (continued)

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
Hedge ineffectiveness for commodity swaps contracts may occur due to the changes in the timing of the hedged transactions. There was no recognized ineffectiveness during the year ended 31 December 2021 in relation to the commodity swaps.
As at 31 December 2021, the Group had certain commodity contracts of crude oil designed as qualified cash flow hedges, which will be matured over the next 10 months. The fair value of such cash flow hedges is RMB 48,614 thousand recognized as derivative financial assets in the consolidated statement of financial position.

(b)	Market risk

(i)	Foreign exchange risk
The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Nevertheless, the Group is exposed to foreign exchange risk arising from the recognized assets and liabilities, and future transactions denominated in foreign currencies, primarily with respect to US dollar. The Group’s finance department at its headquarter is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimize the foreign exchange risk. For the year ended 31 December 2020 and 31 December 2021, the Group used foreign exchange option contracts to mitigate its exposure to foreign exchange risk respect to US dollar.
As at 31 December 2021, there were no foreign exchange options that had not been matured (31 December 2020: Nil).
As at 31 December 2021, if US dollar had weakened/strengthened by 5% against RMB with all other variables held constant, the Group’s net profit for the year ended 31 December 2021 would have been RMB2,292 thousand decreased/increased (31 December 2020: RMB 2,401 thousand decreased/increased in net profit) before considering the impact of forward and option contracts as a result of foreign exchange gains/losses which is mainly resulted from the translation of US dollar denominated trade receivables and payables.

F-4
4

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(b)	Market risk (continued)

The aggregate net foreign exchange (losses) / gains recognized in the statement of profit or loss were:

	2020	2021
	RMB’000	RMB’000
Net foreign exchange gains/(losses) included in other gains – net (note 8)	12,248	(1,861)
Net foreign exchange (losses) included in finance income (note 9)	(5,514)	—

Total net foreign exchange recognized in profit before taxation	6,734	(1,861)

(ii)	Cash flow and fair value interest rate risk
The Group’s interest rate risk arises from interest-bearing borrowings and short-term bonds. Borrowings obtained at variable rates expose the Group to cash flow interest rate risk. Borrowings obtained at fixed rates expose the Group to fair value interest rate risk. The Group determines the relative proportions of its fixed rate and floating rate contracts depending on the prevailing market conditions.
The Group’s finance department at its headquarter continuously monitors the interest rate position of the Group. Increases in interest rates will increase the cost of new borrowing and the interest expenses with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. The Group makes adjustments timely with reference to the latest market conditions and may enter into interest rate swap agreements to mitigate its exposure to interest rate risk. For the years ended 31 December 2020 and 31 December 2021, the Group did not enter into any interest rate swap agreements.

F-4
5

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(b)	Market risk (continued)

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was as follows.

	2020	2021
	RMB’000	RMB’000
Fixed rate:

Cash and cash equivalents	1,501,330	—
Time deposits with maturity less than one year	4,000,000	7,350,000
Time deposits with maturity more than one year	7,000,000	5,500,000
Borrowings	(1,548,000)	(1,500,000)
Short-term bonds	(3,000,000)	—
Lease liabilities	(12,473)	(4,613)

	7,940,857	11,345,387

Variable rate:

Cash and cash equivalents	5,415,078	5,112,010
Borrowings	—	(759,800)

	5,415,078	4,352,210

As at 31 December 2021, if interest rates on the floating rate financial instruments had risen/fallen by 50 basis points while all other variables had been held constant, the Group’s net profit would have increased / decreased by approximately RMB 16,252 thousand (2020: RMB 20,365 thousand), mainly as a result of higher/lower interest on floating rate cash and cash equivalents.

(iii)	Commodity price risk
The Group principally engages in processing crude oil into synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. The selling price of petroleum products is periodically adjusted by the government department based on the market price adjustment mechanism, and generally in connection with the crude oil price. The fluctuations in prices of crude oil, refined oil products and intermediate petrochemicals and petroleum products could have significant impact on the Group. The Group uses commodity swaps contracts to manage a portion of this risk.
As at 31 December 2021, the Group had certain unexpired commodity contracts of crude oil and refined oil designated as qualified cash flow hedges, balances of which have been disclosed in note 3.1 (a) (31 December 2020: Nil).

F-4
6

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(c)	Credit risk

(i)	Risk management
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. Credit risk is managed on group basis. It mainly arises from cash and cash equivalents, time deposits with banks, bills receivable, derivative financial assets, trade receivables measured at amortized cost and FVOCI, other receivables etc.
The Group expects that there is no significant credit risk associated with cash at bank (including time deposits and structured deposits), bills receivable and derivative financial assets because the counterparties are banks and financial institutions with a relatively higher credit rating, which the Group considers to represent low credit risk. Management does not expect that there will be any significant losses from non-performance
by these counterparties.
In addition, the Group has policies to limit the credit exposure on trade receivables, other receivables. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The credit history of the customers is regularly monitored by the Group. In respect of customers with a poor credit history, the Group will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Group is limited to a controllable extent.
The Group considers the probability of default upon initial recognition of a financial asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period. To assess whether there is a significant increase in credit risk, the Group compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forward-looking information. Especially the following indicators are incorporated:

7

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(c)	Credit risk (continued)

(i)	Risk management (continued)

•	internal credit rating;

•	external credit rating (as far as available);

•	actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtors’ ability to meet its obligations;

•	actual or expected significant changes in the operating results of the debtors;

•	significant increases in credit risk on other financial instruments of the same debtors;

•	significant changes in the value of the collateral supporting the obligation or in the quality of third-party guarantees or credit enhancements;

•	significant changes in the expected performance and behaviour of the debtors, including changes in the payment status of debtors, etc.
Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making a contractual payment.
It has other monitoring procedures to ensure that
follow-up
action is taken to recover overdue debts. In addition, the Group reviews regularly the recoverable amount of each individual trade receivables to ensure that adequate impairment losses are made for irrecoverable amounts. Significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. As at 31 December 2021, 69.50% and 81.80% of the total trade receivables were due from the Group’s largest customer and the five largest customers respectively within the Group (31 December 2020
:
 49.79% and 85.28%).
For other receivables, management makes periodic collective assessment as well as individual assessment on the recoverability of other receivables based on historical settlement records and forward-looking information. The management believes that there is no material credit risk inherent in the Group’s outstanding balance of other receivable.

(ii)	Impairment of financial assets
The Group has three types of financial assets that are subject to the expected credit loss model:

•	Trade receivables for sales of goods and from the providing services,

•	Other financial assets carried at amortized cost, and

•	Debt instruments carried at FVOCI.
While cash and cash equivalents, time deposits with banks and bills receivable are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

F-
48

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(c)	Credit risk (continued)

(ii)	Impairment of financial assets (continued)

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
The expected credit loss rates are based on the payment profiles of sales over a period of 36 months before 31 December 2020 and 31 December 2021 respectively and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.
Impairment losses on trade receivables are presented as (provision)/ reversal of impairment losses on financial assets within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.
Other financial assets at amortized cost
Other financial assets at amortized cost include other receivables.
As at 31 December 2020 and 31 December 2021, the internal credit rating of other receivables was all performing. The Group has assessed that the expected credit losses for these receivables are not material under the 12 months expected losses method.
Management considered that there was no significant increase in credit risk for other receivables including receivables from related parties by taking into account of their past history of making payments when due and current ability to pay, and thus the impairment provision recognized during the period was limited to 12 months expected losses.
The provision/(reversal) for loss allowance was recognized in the statement of profit or loss in (provision)/ reversal of impairment losses on financial assets.
Trade and other receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group, and a failure to make contractual payments for a period of greater than 120 days past due.
Impairment losses on trade and other receivables are presented as (provision)/ reversal of impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

F-
49

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(c)	Credit risk (continued)

(ii)	Impairment of financial assets (continued)

Debt instruments carried at FVOCI
Debt instruments carried at FVOCI include trade receivables and bills receivable with a business model which is achieved both by collecting contractual cash flows and selling of these assets. The loss allowance for debt instruments is recognized in the statement of profit or loss and reduces the fair value loss otherwise recognized in OCI.
As at 31 December 2020 and 31 December 2021, no loss allowance was provided for financial assets at FVOCI.
(iii)    (Provision)/ reversal of impairment losses on financial assets recognized in the statement of profit or loss
During the year, the following (losses) /recoveries were recognized in (provision)/reversal of impairment losses on financial assets in relation to impaired financial assets:

	2020	2021
	RMB’000	RMB’000
Impairment losses
- provision in loss allowance for trade receivables	(634)	(1,354)
- provision in loss allowance for other receivables	—	(1)
Recoveries on previously written off receivables (note)	121,550	—

Reversal/(Provision) of impairment losses on financial assets	120,916	(1,355)

Note: For the year ended 31 December 2020, the Group recovered previously written off receivables amounted to RMB121,550 thousand due to the liquidation of Zhejiang Jin Yong Acrylic Fiber Company Limited, a former subsidiary of the Group.
(iv)    Financial assets at fair value through profit or loss
The Group is also exposed to credit risk in relation to investments such as derivative financial instruments, which are measured at fair value through profit or loss. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

F-5
0

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(d)	Liquidity risk
Cash flow forecast is performed by the operating entities of the Group and aggregated by Group finance. Group finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institutions so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.
The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and its ability to obtain adequate external financing to support its working capital and meet its debt obligation when they become due.
Surplus cash held by the operating entities over and above balance required for working capital management is transferred to the Group treasury. As at 31 December 2021, the Group held cash and cash equivalents of RMB 5,112,010 thousand (31 December 2020: RMB 6,916,408 thousand) (note 23), time deposits with banks - current of RMB 7,386,607 thousand (31 December 2020: RMB 4,049,443 thousand) (note 24) and trade receivables (including trade receivables with related parties and those carried at fair value through other comprehensive income (“FVOCI”) of RMB 1,568,800 thousand (31 December 2020: RMB 1,469,431 thousand), that are expected to readily generate cash inflows for managing liquidity risk.
The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	As at 31 December 2020
	Contractual maturities of financial liabilities
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Non-derivatives
Borrowings	1,558,702	—	—	—	1,558,702
Short-term bonds	3,023,614	—	—	—	3,023,614
Lease liabilities	9,373	2,136	1,090	103	12,702
Bills payables	26,196	—	—	—	26,196
Trade payables	1,294,138	—	—	—	1,294,138
Other payables	1,498,503	—	—	—	1,498,503
Amounts due to related parties	3,655,724	—	—	—	3,655,724

	11,066,250	2,136	1,090	103	11,069,579

Derivatives
Derivative financial liabilities	—	—	—	—	—

F-5
1

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(d)	Liquidity risk (continued)

	As at 31 December 2021
	Contractual maturities of financial liabilities
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Non-derivatives
Borrowings	1,578,817	7,665	704,914	—	2,291,396
Lease liabilities	3,814	730	814	—	5,358
Bills payables	562,593	—	—	—	562,593
Trade payables	1,527,706	—	—	—	1,527,706
Other payables	1,003,860	—	—	—	1,003,860
Amounts due to related parties excluded non-financial liabilities	4,910,255	—	—	—	4,910,255

	9,587,045	8,395	705,728	—	10,301,168

Derivatives
Derivative financial liabilities	23,804	—	—	—	23,804

3.2	Capital management
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
Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings and short-term bonds less cash and cash equivalents. Total capital is calculated as equity as shown in the consolidated statement of financial position plus net debt.
As cash and cash equivalents exceed total borrowings and short-term bonds, which was resulted primarily from profitability, there was no net debt as at 31 December 2020 and 31 December 2021.

F-5
2

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

3	Financial risk management (continued)

3.3	Fair value estimation
The table below analyzes the Group’s financial instruments carried at fair value as at 31 December 2020 and 2021 by the level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

•
The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•
The fair value of financial instruments that are not traded in an active market (for example, over–the–counter derivatives) is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

			As at 31 December 2020
			Level 1	Level 2	Level 3	Total
	Note		RMB’000	RMB’000	RMB’000	RMB’000
Recurring fair value measurements
Financial assets
Financial assets at fair value through other comprehensive income
- Trade and bills receivable	25		—	1,217,114	—	1,217,114
-Equity investments	25		—	—	5,000	5,000

			—	1,217,114	5,000	1,222,114

			As at 31 December 2021
			Level 1	Level 2	Level 3	Total
	Note		RMB’000	RMB’000	RMB’000	RMB’000
Recurring fair value measurements
Financial assets
Financial assets measured at fair value through profit or loss
- Commodity swaps contracts	3.1	(a)	—	32,791	—	32,791
Financial assets measured at fair value through other comprehensive income
- Trade and bills receivable	25		—	1,072,690	—	1,072,690
- Equity investments	25		—	—	5,000	5,000
- Commodity swaps contracts	3.1	(a)	—	48,614	—	48,614

			—	1,154,095	5,000	1,159,095

Financial liabilities
Financial liabilities measured at fair value through profit or loss
- Commodity swaps contracts	3.1	(a)	—	23,804	—	23,804

			—	23,804	—	23,804

Amounts due to related parties – measured at fair value through profit or loss (FVPL)	28		—	1,388,286	—	1,388,286

F-5
3

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

3	Financial risk management (continued)

3.3	Fair value estimation (continued)

Valuation techniques and inputs used in Level 2 fair value measurements
The fair value of commodity swaps contract is the estimated amount that the Group would receive or pay to terminate the swap at the end of the reporting period, taking into account the current interest rates and the current creditworthiness of the swap counterparties.
The fair value of trade and bills receivable is estimated as the present value of the future cash flows, discounted at the market interest rates at the balance sheet date.
The fair value of amounts due to related parties is the estimated amount that the Group would settle the liability by returning certain quantity of crude oil at the end of the reporting period, referring to market price of the related crude oil. As at 31 December 2021, if market price of crude oil had risen/fallen by 10% while all other variables had been held constant, the Group’s net profit would have decreased / increased by approximately RMB 89,787 thousand (2020: Nil).
During the year ended 31 December 2021, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.
The following table presents the changes in level 3 items for the periods ended 31 December 2021:

	Equity investments RMB’000	Structured deposits RMB’000	Total RMB’000
As at 31 December 2019	5,000	3,318,407	3,323,407

Acquisitions	—	7,600,000	7,600,000
Disposals	—	(10,900,000)	(10,900,000)
Fair value change	—	(18,407)	(18,407)

As at 31 December 2020	5,000	—	5,000

Acquisitions	—	8,150,000	8,150,000
Disposals	—	(8,150,000)	(8,150,000)

As at 31 December 2021	5,000	—	5,000

Financial assets and financial liabilities not measured at fair value mainly represent trade receivables, other receivables, amounts due from related parties excluded prepayments, trade payables, amounts due to related parties, other payables (except for the staff salaries and welfare payables and taxes payables), borrowings and short-term bonds. The carrying amounts of these financial assets and liabilities not measured at fair value are a reasonable approximation of their fair value.

4	Critical accounting judgement and estimates

4.1	Critical accounting judgements in applying the Group’s accounting policies
In the process of applying the Group’s accounting policies, management has made the following accounting judgement:

(a)	Classification of financial assets
The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows. The Group determines the business model for managing financial assets at the level of the financial asset portfolio. The factors considered include the way to evaluate and report the performance of financial assets to key management personnel, the risks affecting the performance of financial assets and their management methods, and the way for relevant business management personnel to obtain remuneration, etc.

F-5
4

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

4	Critical accounting judgement and estimates (continued)

4.1	Critical accounting judgements in applying the Group’s accounting policies (continued)

(a)	Classification of financial assets (continued)

When evaluating whether the contractual cash flow of financial assets is consistent with the basic lending arrangements, the Group has the following main judgments: whether the time distribution or amount of the principal may change in the duration due to prepayment and other reasons; whether the interest only includes the time value of money, credit risk, other basic lending risks and the consideration of cost and profit. For example, does the amount of prepayment only reflect the outstanding principal and the interest based on the outstanding principal, as well as the reasonable compensation paid for the early termination of the contract.

4.2	Sources of estimation uncertainty
Significant sources of estimation uncertainty are as follows:

(a)	Net realizable value (“NRV”) of inventories
As described in note 2.14, inventories are valued at the lower of cost and net realizable value. The net realizable value is determined based on the estimated selling prices in the ordinary course of business less the estimated costs to completion, and other costs necessary to make the sale. These estimates are based on the current market condition and historical experience of selling products of similar nature. It could change significantly as a result of competitor actions in response to changes in market conditions.
Management reassesses these estimations at the end of each reporting period to ensure inventory is shown at the lower of cost and net realizable value.

F-5
5

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

4	Critical accounting judgement and estimates (continued)

4.2	Sources of estimation uncertainty (continued)

(b)	Impairments for non-current assets
As discussed in note 2.12, at the end of each reporting period, the Group estimates the recoverable amount of an asset or a cash-generating unit (“CGU”) (a portion of which related to certain production facilities), at the higher of its fair value less costs of disposal and its value in use, to determine the impairment losses. If circumstances indicate that the carrying amount of the asset or CGU may not be recoverable, the asset or CGU may be considered “impaired”, and an impairment loss may be recognized.
The recoverable amount of assets or CGUs is the higher of the fair value less costs of disposal and value in use. As the fair value of certain assets or CGUs may not be publicly available, the Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of product sales and operating costs and discount rate. In particular, in determining the value in use of the Group’s specific CGUs, significant judgements are required on the accounting estimates which are based on the assumptions relating to product sales growth rates, related costs growth rates and discount rate applied.

(c)	Useful life and residual value of property, plant and equipment
Property, plant and equipment, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives and estimated residual value of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets, taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

5	Segment information and revenue

5.1	Segment information
The Group manages its business by divisions, which are organized by business lines. In view of the fact that the Company and its subsidiaries operate substantially all in the PRC, no geographical segment information is presented.
In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker, Board of Directors, for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

F-5
6

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

5	Segment information and revenue (continued)

5.1	Segment information (continued)

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise interests in associates and joint ventures, deferred tax assets, cash and cash equivalents, time deposits, and incomes relating to these assets (such as share of net profits of associates and joint ventures accounted for using the equity method and interest income), derivative financial assets, borrowings, short-term bonds and interest expenses, derivative financial liabilities, and deferred tax liabilities.
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

(ii)
The intermediate petrochemicals segment primarily produces
p-xylene,
benzene and ethylene oxide. The intermediate petrochemicals produced by the Group are both served as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres, and sold to external customers.

(iii)
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

(iv)	The synthetic fibres segment produces primarily polyester, acrylic fibres and carbon fibres, which are mainly used in the textile and apparel industries.

(v)	The trading of petrochemical products segment is primarily engaged in importing and exporting of petrochemical products. The products are sourced from international and domestic suppliers.

(vi)
Other operating segments represent the operating segments that do not meet the quantitative threshold for determining reportable segments. These include investment property leasing, service provision and a variety of other commercial activities.

7

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

5	Segment information and revenue (continued)

5.1	Segment information (continued)

2019	Petroleum products RMB’000	Intermediate petrochemicals RMB’000	Resins and plastics RMB’000	Synthetic fibres RMB’000	Trading of petrochemical products RMB’000	Others RMB’000	Total RMB’000
Total segment revenue	66,754,731	24,698,643	10,304,812	2,200,229	21,881,214	1,502,840	127,342,469
Inter segment revenue	(11,868,026)	(14,187,500)	(141,101)	—	(175,200)	(700,975)	(27,072,802)

Revenue from external customers	54,886,705	10,511,143	10,163,711	2,200,229	21,706,014	801,865	100,269,667

Timing of revenue recognition
- At a point in time	54,886,705	10,511,143	10,163,711	2,200,229	21,695,864	801,865	100,259,517
- Over time	—	—	—	—	10,150	—	10,150

	54,886,705	10,511,143	10,163,711	2,200,229	21,706,014	801,865	100,269,667

Segment result – profit/(loss) from operations	705,469	413,914	401,454	(540,280)	53,214	286,801	1,320,572

F-
58

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

5	Segment information and revenue (continued)

5.1	Segment information (continued)

2020	Petroleum products RMB’000	Intermediate petrochemicals RMB’000	Resins and plastics RMB’000	Synthetic fibres RMB’000	Trading of petrochemical products RMB’000	Others RMB’000	Total RMB’000
Total segment revenue	49,711,547	19,777,574	9,576,944	1,480,576	12,023,744	1,583,236	94,153,621
Inter segment revenue	(6,631,343)	(11,526,322)	(101,057)	—	(438,634)	(832,690)	(19,530,046)

Revenue from external customers	43,080,204	8,251,252	9,475,887	1,480,576	11,585,110	750,546	74,623,575

Timing of revenue recognition
- At a point in time	43,080,204	8,251,252	9,475,887	1,480,576	11,583,709	750,546	74,622,174
- Over time	—	—	—	—	1,401	—	1,401

	43,080,204	8,251,252	9,475,887	1,480,576	11,585,110	750,546	74,623,575

Segment result – (loss)/profit from operations	(2,198,705)	581,597	1,262,029	(364,211)	42,039	211,015	(466,236)

F-
59

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

5	Segment information and revenue (continued)

5.1	Segment information (continued)

2021	Petroleum products RMB’000	Intermediate petrochemicals RMB’000	Resins and plastics RMB’000	Synthetic fibres RMB’000	Trading of petrochemical products RMB’000	Others RMB’000	Total RMB’000
Total segment revenue	65,528,687	26,454,844	10,176,285	1,381,443	12,972,922	1,625,705	118,139,886
Inter segment revenue	(10,454,529)	(15,619,770)	(170,255)	(445)	(1,912,789)	(783,606)	(28,941,394)

Revenue from external customers	55,074,158	10,835,074	10,006,030	1,380,998	11,060,133	842,099	89,198,492

Timing of revenue recognition
- At a point in time	55,074,158	10,835,074	10,006,030	1,380,998	11,020,323	842,099	89,158,682
- Over time	—	—	—	—	39,810	—	39,810

	55,074,158	10,835,074	10,006,030	1,380,998	11,060,133	842,099	89,198,492

Segment result – profit/(loss) from operations	2,967,030	(635,155)	52,215	(854,077)	43,729	(141,510)	1,432,232

F-6
0

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

5	Segment information and revenue (continued)

5.1	Segment information (continued)

	2019 RMB’000	2020 RMB’000	2021 RMB’000
Segment result – profit/(loss) from operations

Petroleum products	705,469	(2,198,705)	2,967,030
Intermediate petrochemicals	413,914	581,597	(635,155)
Resins and plastics	401,454	1,262,029	52,215
Synthetic fibres	(540,280)	(364,211)	(854,077)
Trading of petrochemical products	53,214	42,039	43,729
Others	286,801	211,015	(141,510)

Profit/(loss) from operations	1,320,572	(466,236)	1,432,232

Finance income – net	362,963	332,274	414,569
Share of profit of investments accounted for using the equity method	972,593	724,740	874,285

Profit before taxation	2,656,128	590,778	2,721,086

F-6
1

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

5	Segment information and revenue (continued)

5.1	Segment information (continued)

Other profit and loss disclosures

	2019			2020			2021
	Depreciation and amortization	Impairment loss and credit loss	Inventory write-down	Depreciation and amortization	Impairment loss and credit loss	Inventory write-down	Depreciation and amortization	Impairment loss and credit loss	Inventory write-down
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Petroleum products	(972,688)	38	(167)	(917,637)	—	(138,537)	(975,492)	(94,420)	(782)
Intermediate petrochemicals	(497,469)	(478)	(9,094)	(465,425)	(55,204)	(15,418)	(523,484)	(297,632)	(136,694)
Resins and plastics	(125,464)	6	(12,073)	(138,204)	—	(26,382)	(86,183)	(61,242)	(168)
Synthetic fibres	(68,589)	7	(48,844)	(78,030)	88,550	(39,657)	(132,091)	(135,683)	(13,239)
Trading of petrochemical products	(211)	—	—	(19,938)	—	(788)	(39,125)	—	—
Others	(174,367)	—	—	(207,905)	—	(106)	(209,333)	(28,392)	—

	(1,838,788)	(427)	(70,178)	(1,827,139)	33,346	(220,888)	(1,965,708)	(617,369)	(150,883)

F-6
2

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

5	Segment information and revenue (continued)

5.1	Segment information (continued)

	As at 31 December
	2020 Total assets RMB’000	2021 Total assets RMB’000
Allocated assets

Petroleum products	11,344,760	13,317,338
Intermediate petrochemicals	3,176,092	3,781,785
Resins and plastics	1,654,920	1,395,867
Synthetic fibres	986,391	1,919,194
Trading of petrochemical products	1,357,884	1,348,751
Others	2,432,339	2,700,327

Allocated assets	20,952,386	24,463,262

Unallocated assets

Investments accounted for using the equity method	5,387,834	4,088,888
Cash and cash equivalents	6,916,408	5,112,010
Time deposits with banks	11,092,283	12,968,042
Deferred tax assets	252,121	184,143
Derivative financial assets	—	81,405
Others	18,098	22,839

Unallocated assets	23,666,744	22,457,327

Total assets	44,619,130	46,920,589

F-6
3

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

5	Segment information and revenue (continued)

5.1	Segment information (continued)

	As at 31 December
	2020 Total liabilities RMB’000	2021 Total liabilities RMB’000
Allocated liabilities
Petroleum products	6,669,419	9,749,806
Intermediate petrochemicals	1,267,313	1,257,436
Resins and plastics	1,233,286	1,327,587
Synthetic fibres	209,621	490,211
Trading of petrochemical products	1,224,420	1,257,750
Others	78,928	112,876

Allocated liabilities	10,682,987	14,195,666

Unallocated liabilities

Borrowings	1,548,000	2,259,800
Short-term bonds	3,017,811	—
Deferred tax liabilities	35,357	33,344
Derivative financial liabilities	—	23,804
Others	—	30,577

Unallocated liabilities	4,601,168	2,347,525

Total liabilities	15,284,155	16,543,191

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Additions to property, plant and equipment, construction in progress, right-of-use assets, other non-current assets
Petroleum products	1,024,626	779,392	708,342
Intermediate petrochemicals	204,021	278,788	1,306,813
Resins and plastics	74,633	139,212	44,495
Synthetic fibres	294,515	496,125	1,748,868
Trading of petrochemical products	89	378,292	71,917
Others	103,418	222,080	234,023

	1,701,302	2,293,889	4,114,458

F-6
4

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

5	Segment information and revenue (continued)

5.2	Revenue
The Group’s revenue from external customers are substantially all within Mainland China in 2019, 2020 and 2021. As at 31 December 2020 and 31 December 2021, assets are also substantially all within Mainland China.
Revenue of approximate RMB
59,766,489
thousand (2019: RMB42,657,975
thousand
,
20
20
: RMB38,651,385
thousand) are derived from a single customer. These revenues are attributable to the petroleum products and others segments.
Details of concentrations of credit risk arising from these customers are set out in note 3.1(c).

6	Other operating income

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Government grants (a)	69,678	61,296	35,944
Rental income from investment property (note 17)	76,381	81,608	81,923
Others	4,655	5,772	7,438

	150,714	148,676	125,305

(a)	Government grants
Grants related to R&D, other tax refund and subsidies are included in the government grants line item. There are no unfulfilled conditions or other contingencies attaching to these grants.

7	Other operating expenses

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Cost related to lease of investment properties	(16,199)	(15,625)	(13,439)
Others	(5,726)	(9,061)	(31,273)

	(21,925)	(24,686)	(44,712)

F-6
5

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

8	Other gains – net

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Net gains /(losses) on disposal of property, plant and equipment and other long-term assets	158,551	(1,212)	48,671
Gains from structured deposits (note a)	85,444	114,283	97,921
Net losses on foreign exchange option contracts	(12,315)	(376)	(151)
Net gains on commodity swaps contracts not qualified for hedging accounting	—	—	18,997
Losses from disposal of a subsidiary	(60,951)	—	—

Impairment losses for investment in an associate	—	—	(28,392)
Net foreign exchange gains / (losses)	2,648	12,248	(1,861)
Losses on sale of FVOCI	(19,513)	(9,513)	(4,685)
Net losses on disposal of inventory	—	—	(19)

	153,864	115,430	130,481

(a)	Gains from structured deposits
Structured deposits are financial products issued by banks, return of which are linked to the performance of the embedded index, like foreign exchange rate, interest rate and etc..

9	Finance income and expenses

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Interest income from time deposits with maturity more than 3 months	398,176	339,595	424,696
Interest income from time deposits with maturity less than 3 months	—	83,812	71,402
Others	18,571	7,821	12,657

Finance income	416,747	431,228	508,755

Interest and finance charges paid/payable for lease liabilities and financial liabilities not at fair value through profit or loss	(59,378)	(101,732)	(106,827)
Less: interest expense capitalized into construction in progress	5,594	8,292	12,641

Net interest expenses	(53,784)	(93,440)	(94,186)
Net foreign exchange losses	—	(5,514)	—

Finance expenses	(53,784)	(98,954)	(94,186)

Finance income – net	362,963	332,274	414,569

F-6
6

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

10	Expense by nature

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Cost of raw materials	57,101,961	42,082,307	54,457,558
Cost of trading products	21,566,364	11,467,420	10,929,127
Employee benefit expenses (note 11)	3,147,372	3,143,219	3,456,765
Depreciation and amortization:
Property, plant and equipment (note 16)	1,507,804	1,553,039	1,621,459
Investment properties (note 17)	14,694	15,184	15,325
Other non-current assets (note 14)	214,292	226,263	294,617
Right-of-use assets (note 15)	101,998	32,653	34,307
Repairs and maintenance expenses	1,089,829	1,060,624	1,587,955
Changes of work in progress and finished goods	446,779	862,652	(235,402)
Transportation costs	297,416	274,002	238,405
Inventory write-down (note 21)	70,178	220,888	150,883
External processing fee	215,288	215,467	213,691
Commission expense (note 33)	125,641	104,598	110,552
Impairment loss of property, plant and equipment (note 16)	486	87,570	587,622
Impairment loss of investments accounted for using equity method (note 20)	—	—	28,392
Auditors’ remuneration – audit services	7,800	7,800	6,837
Expenses relating to short-term leases	2,961	3,731	6,938

11	Employee benefit expenses

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Wages and salaries	1,931,121	2,009,645	2,142,959
Social welfare costs	782,789	714,484	861,375
Others	433,462	419,090	452,431

Total employee benefit expense	3,147,372	3,143,219	3,456,765

(a)	Five highest paid individuals
For the years ended 31 December 2019, 2020 and 2021, all
 5 individuals with the highest emoluments are directors and supervisors whose emoluments are disclosed in note 38.

(b)
Employees of the Group’s subsidiaries in the PRC are required to participate in a defined contribution retirement scheme administered and operated by the local municipal government. The Group’s subsidiaries in the PRC contribute funds which are calculated on certain percentages of the average employee salary as stipulated by the local municipal government to the scheme to fund the retirement benefits of the employees.

7

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

11	Employee benefit expenses (continued)

In addition, the Group provides a supplementary retirement plan for its staff at rates not exceeding 8% of the salaries. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.
For the year ended 31 December 2021, the Group’s total contributions to defined contribution retirement plans was RMB 431,818 thousand. (2019: RMB 383,698 thousand, 2020: RMB 342,073 thousand)

(c)	As at 31 December 2019, 31 December 2020 and 31 December 2021, there was no material outstanding contribution to the above defined contribution retirement plans.

12	Income tax (expenses)/ benefits

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Current income tax	(460,720)	(37,027)	(590,668)
Deferred taxation	31,757	102,647	(53,812)

Income tax (expenses)/ benefits	(428,963)	65,620	(644,480)

A reconciliation of the expected income tax calculated at the applicable tax rate and profit before taxation, with the actual income tax is as follows:

	Year ended 31 December
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Profit before income tax	2,656,128	590,778	2,721,086

Expected PRC income tax at the statutory tax rate of 25%	(664,032)	(147,695)	(680,272)
Tax effect of share of profit of investments accounted for using the equity method	239,562	178,685	214,750
Tax effect of other non-taxable income	7,459	54,379	10,782
Tax effect of additional deductions for R&D expenses	7,500	11,863	12,168
Tax effect of non-deductible loss, expenses and costs	(42,906)	(51,543)	(185,945)
True up for final settlement of enterprise income taxes in respect of previous years	2,618	9,188	—
Tax losses for which no deferred income tax asset was recognized	(9,578)	(2,821)	(21,225)
Utilization of previously unrecognized tax losses	30,414	13,564	157
Tax effect of additional deduction for purchasing environmental protection equipment	—	—	12,446
Derecognition of previously recognized tax losses	—	—	(7,341)

Actual income tax (expenses)/ benefits	(428,963)	65,620	(644,480)

F-
68

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

12	Income tax (expenses) / benefits (continued)

The provision for PRC income tax is calculated at the rate of 25% (2019 and 2020: 25%) on the estimated taxable income of the year ended 31 December 2021 determined in accordance with relevant income tax rules and regulations. The Group did not carry out business overseas and therefore does not incur overseas income taxes
.

(a)	Current taxation in the consolidated statement of financial position represents:

	2020	2021
	RMB’000	RMB’000
Income tax payable balance at 1 January	226,269	19,425

Provision for current income tax for the year	37,027	590,668
Payment during the year	(243,871)	(351,627)

Income tax payable balance at 31 December	19,425	258,466

(b)	Movements in deferred tax assets and liabilities are as follows:

	Balance as at 1 January 2020	Deducted/ (charged) to profit or loss	Balance as at 31 December 2020
	RMB’000	RMB’000	RMB’000
Deferred tax assets:

Impairment for bad and doubtful debts and provision for inventories	38,901	18,425	57,326
Provision for impairment losses in property, plant and equipment and construction in progress	207,632	18,803	226,435
Tax losses	1,986	85,813	87,799
Others	88,663	42,323	130,986

	337,182	165,364	502,546

Deferred tax liabilities:
Gains of financial assets at fair value	(4,604)	4,604	—
Difference in depreciation	(178,800)	(104,939)	(283,739)
Capitalization of borrowing costs	(2,946)	903	(2,043)

	(186,350)	(99,432)	(285,782)

Deferred tax assets – net	150,832	101,289	252,121

Deferred tax liabilities – net	—	(35,357)	(35,357)

F-
69

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

12	Income tax (expenses)/ benefits (continued)

(b)	Movements in deferred tax assets and liabilities are as follows (continued):

	Balance as at 1 January 2021	Deducted/ (Charged) to profit or loss	Deducted/ (Charged) to reserves	Balance as at 31 December 2021
	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax assets:

Impairment for bad and doubtful debts and provision for inventories	57,326	(977)	—	56,349
Provision for impairment losses in property, plant and equipment and construction in progress	226,435	131,776	—	358,211
Tax losses	87,799	(87,799)	—	—
Acc rua ls and others	130,986	(48,808)	—	82,178

	502,546	(5,808)	—	496,738

Deferred tax liabilities:

Difference in depreciation	(283,739)	(46,332)	—	(330,071)
Capitalization of borrowing costs	(2,043)	575	—	(1,468)
Derivative financial instruments	—	(2,247)	(12,153)	(14,400)

	(285,782)	(48,004)	(12,153)	(345,939)

Deferred tax assets – net	252,121	(55,825)	(12,153)	184,143

Deferred tax liabilities – net	(35,357)	2,013	—	(33,344)
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

F-7
0

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

12	Income tax (expenses)/ benefits (continued)

(c)	Deferred tax assets not recognized:
As at 31 December 2021, certain subsidiaries of the Company did not recognize the deferred tax assets in respect of the impairment losses on property, plant and equipment amounting to RMB29,969 thousand (31 December 2020: RMB29,969 thousand), because it was not probable that the related tax benefit would be realized.
As at 31 December 2021, certain subsidiaries of the Company did not recognize the deferred tax assets in respect of tax losses of RMB350,574 thousand (31 December 2020: RMB72,699 thousand) carried forward for PRC income tax purpose because it was not probable that the related tax benefit would be realized.
Tax losses carried forward that are not recognized as deferred tax assets will expire in the following years:

	2020	2021
	RMB’000	RMB’000
2022	12,687	65,331
2023	10,415	66,965
2024	38,312	91,901
2025	11,285	41,475
2026	—	84,902

	72,699	350,574

13	Earnings per share

(a)	Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares in issue during the year.

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Net profit attributable to equity shareholders of the Company	2,215,728	645,072	2,073,431

Weighted average number of ordinary shares in issue (thousand of shares)	10,823,814	10,823,814	10,823,814

Basic earnings per share (RMB per share)	RMB 0.205	RMB 0.060	RMB 0.192

(b)	Diluted earnings per share
There were no dilutive potential ordinary shares for the years ended 31 December 2019, 2020 and 2021, therefore diluted earnings per share is the same as basic earnings per share.

F-7
1

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

14	Other non-current assets

	Intangible assets	Long-term prepaid expense	Total
	RMB’000	RMB’000	RMB’000
As at 1 January 2020
Cost	85,855	463,779	549,634
Accumulated amortization	(68,220)	—	(68,220)

Net book amount	17,635	463,779	481,414

Year ended 31 December 2020
Opening net book amount	17,635	463,779	481,414
Additions	53	169,755	169,808
Charge for the year	(2,919)	(223,344)	(226,263)

Closing net book amount	14,769	410,190	424,959

As at 31 December 2020
Cost	85,908	410,190	496,098
Accumulated amortization	(71,139)	—	(71,139)

Net book amount	14,769	410,190	424,959

Year ended 31 December 2021
Opening net book amount	14,769	410,190	424,959
Additions	—	657,465	657,465
Charge for the year	(2,925)	(291,692)	(294,617)

Closing net book amount	11,844	775,963	787,807

As at 31 December 2021
Cost	85,908	775,963	861,871
Accumulated amortization	(74,064)	—	(74,064)

Net book amount	11,844	775,963	787,807

For the year ended 31 December 2021, the amortization of RMB 294,617 thousand (2019: RMB 214,292 thousand, 2020: RMB226,263 thousand) has been charged in Cost of sales.

F-7
2

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

15	Leases

(a)	Amounts recognized in the statement of financial position
The statement of financial position shows the following amounts relating to leases:

	As at 31 December
	2020	2021
	RMB’000	RMB’000
Right-of-use assets
Land use rights	397,808	380,764
Buildings	11,221	3,288
Equipment	879	625
Others	893	966

	410,801	385,643

Lease liabilities
Current	9,352	3,229
Non-current	3,119	1,384

	12,471	4,613

For the year ended 31 December 2021, additions to the
right-of-use
assets were RMB9,534 thousand (2019: RMB 33,980 thousand, 2020: RMB 109,238 thousand, including 102,283 thousand generated by the acquisition of a subsidiary,).
At 31 December 2021, the lease liabilities were repayable as follows:

2021
RMB’000
Within 1 year	3,229
After 1 year but within 2 years	672
After 2 years but within 5 years	712

4,613

F-7
3

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

15	Leases (continued)

(b)	Amounts recognized in the statement of profit or loss
The statement of profit or loss shows the following amounts relating to leases:

	2019 RMB’000	2020 RMB’000	2021 RMB’000
Depreciation charge of right-of-use assets
Land use rights	(14,814)	(15,965)	(17,044)
Buildings	(12,541)	(15,481)	(15,677)
Equipment	(74,025)	(449)	(399)
Others	(618)	(758)	(1,187)

	(101,998)	(32,653)	(34,307)

Interest expense (included in Finance expenses)	(2,570)	(887)	(537)
Expense relating to short-term leases (included in Cost of sales)	(2,961)	(3,731)	(6,938)
The total cash outflow for leases in 2021 was RMB24,482 thousand (2019: RMB94,441 thousand, 2020: RMB20,204 thousand).

F-7
4

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

16	Property, plant and equipment

	Buildings	Plant and machinery	Vehicles and other equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Cost:

At 1 January 2020	3,336,375	41,455,159	1,871,684	46,663,218

Additions	707	228,153	65,380	294,240
Transferred from construction in progress (note 18)	24,199	1,440,695	85,419	1,550,313
Acquisition of subsidiary	124,849	146,172	4,694	275,715
Reclassification	52,599	(55,206)	2,607	—
Disposals	(32,690)	(472,643)	(71,564)	(576,897)
Transferred to investment properties (note 17)	(24,829)	—	—	(24,829)

At 31 December 2020 and 1 January 2021	3,481,210	42,742,330	1,958,220	48,181,760

Additions	—	161,118	15,646	176,764
Transferred from construction in progress (note 18)	130,947	1,476,065	92,962	1,699,974
Reclassification	267,662	(275,880)	8,218	—
Disposals	(4,717)	(737,634)	(62,782)	(805,133)
Transferred from investment properties (note 17)	1,164	—	—	1,164
Transferred to construction in progress (note 18)	(2,091)	(1,260)	(15,404)	(18,755)
Transferred to investment properties (note 17)	(83)	(7)	—	(90)

At 31 December 2021	3,874,092	43,364,732	1,996,860	49,235,684

Accumulated depreciation:

At 1 January 2020	(2,310,970)	(30,793,083)	(1,432,530)	(34,536,583)

Charge for the year	(91,070)	(1,367,861)	(94,108)	(1,553,039)
Reclassification	(29,721)	29,635	86	—
Written back on disposals	25,670	430,397	68,698	524,765
Transferred to investment properties (note 17)	9,527	—	—	9,527

At 31 December 2020 and 1 January 2021	(2,396,564)	(31,700,912)	(1,457,854)	(35,555,330)

Charge for the year	(88,234)	(1,419,669)	(113,556)	(1,621,459)
Reclassification	(214,041)	216,706	(2,665)	—
Written back on disposals	3,652	626,865	55,709	686,226
Transferred from investment properties (note 17)	(1,088)	—	—	(1,088)
Transfer to construction in progress (note 18)	46	735	5,642	6,423
Transferred to investment properties (note 17)	80	7	—	87

At 31 December 2021	(2,696,149)	(32,276,268)	(1,512,724)	(36,485,141)

F-7
5

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

16	Property, plant and equipment (continued)

	Buildings	Plant and machinery	Vehicles and other equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Impairment losses:

At 1 January 2020	(50,785)	(766,932)	(8,121)	(825,838)

Charge for the year	(3,007)	(84,035)	(528)	(87,570)

At 31 December 2020 and 1 January 2021	(53,792)	(850,967)	(8,649)	(913,408)

Charge for the year	(793)	(586,147)	(682)	(587,622)
Written back on disposals	—	60,018	501	60,519
Reclassification	(26,133)	26,270	(137)	—

At 31 December 2021	(80,718)	(1,350,826)	(8,967)	(1,440,511)

Net book value:

At 31 December 2020	1,030,854	10,190,451	491,717	11,713,022

At 31 December 2021	1,097,225	9,737,638	475,169	11,310,032

(i)
The Group recognized impairment loss on property, plant and equipment in relation to certain production facilities of RMB 259,850 thousand for the year ended 31 December 2021. Due to deteriorating market conditions, the increasing production cost is not expected to be covered by the estimated selling price of the products, the Group identified an impairment indicator for property, plant and equipment in relation to certain production facilities, including 4# aromatic joint unit and 3# aromatic joint unit under intermediate petrochemicals segment, and performed an impairment assessment of these assets based on their estimated recoverable amounts, as a result the carrying amount of these assets were written down to their recoverable amount of RMB 519,877 thousand.

The recoverable amounts of above production facilities are estimated using the present value of future cash flows based on the financial budgets approved by management covering a five-year period. Forecasted cash flows are developed using several key assumptions, including the product sales growth rates, related costs growth rates (“forecasted growth rates”) and discount rate. The forecasted growth rates are based on past business performance and market participants’ expectations for market development, which are consistent with the forecasts included in industry reports. The discount rate used is a pre-tax
ratio of 10% and reflects specific risks relating to the Group.

F-7
6

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

16	Property, plant and equipment (continued)

(ii)
During the year ended 31 December 2021, a number of production facilities were idle or backward production technology. The Group does not expect to have future economic benefits recoverable from the use of those production facilities. There is no alternative use of those production facilities which is specifically designed. The recoverable amounts of property, plant and equipment related to those production facilities are estimated to be their residual value. As a result, impairment loss of RMB327,772 thousand was made against the carrying amounts of those assets.

As a result of these assessments, an impairment loss of RMB 587,622 thousand on property, plant and equipment was recognized in “cost of sales” for the year ended 31 December 2021.
For the year ended 31 December 2020, impairment loss of RMB 87,570 thousands has been recognized in Cost of sales for the excess of carrying amount over its recoverable amount.
For the year ended 31 December 2019, the written off of impairment loss of the Group amounted to RMB 51,484 thousands due to the disposal of property, plant and equipment.

17	Investment properties

RMB’000
Cost:

As at 1 January 2020	602,659
Transferred from property plant and equipment (note 16)	24,829

At 31 December 2020 and 1 January 2021	627,488

Transferred from property plant and equipment (note 16)	90
Transferred to property plant and equipment (note 16)	(1,164)

At 31 December 2021	626,414

Accumulated depreciation:

At 1 January 2020	(235,191)
Charge for the year	(15,184)
Transferred from property plant and equipment (note 16)	(9,527)

At 31 December 2020 and 1 January 2021	(259,902)

Charge for the year	(15,325)
Transferred from property plant and equipment (note 16)	(87)
Transferred to property plant and equipment (note 16)	1,088

At 31 December 2021	(274,226)

Net book value:
At 31 December 2020	367,586

At 31 December 2021	352,188

As at 31 December 2021, the Group has no contractual obligations for future repairs and maintenance (31 December 2020: Nil).
Investment properties represent certain floors of an office building leased to other entities including related parties.

7

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

17	Investment properties (continued)

a.
The fair value of the investment properties of the Group as at 31 December 2021 was estimated by the directors to be approximately RMB 1,217,987 thousand by reference to market values of similar properties in the nearby area (31 December 2020: RMB 1,202,626 thousand). This fair value estimation was at level 3 of fair value hierarchy by using market observable inputs. The investment properties have not been valued by external independent appraisers.

b.	Rental income of RMB81,923 thousand was recognized in other operating income by the Group for the year ended 31 December 2021 (2019: RMB76,381 thousand, 2020: RMB81,608 thousand).

c.	Leasing arrangements
The investment properties are leased out under operating leases. The leases typically run for an initial period of 1 to 3 years, with an option to renew the lease after that date at which time all terms are renegotiated. Lease payments are usually renegotiated every year to reflect market rentals.
Undiscounted lease payments under
non-cancellable
operating leases in place at the reporting date will be receivable by the Group in future periods as follows :

	2020	2021
	RMB’000	RMB’000
Within 1 year	51,396	49,420
Between 1 and 2 years	4,343	39,137
Above 2 years	629	—

	56,368	88,557

18	Construction in progress

	2020	2021
	RMB’000	RMB’000
As at 1 January	1,815,549	1,710,124

Additions	1,444,888	3,270,695
Transferred to property plant and equipment (note 16)	(1,550,313)	(1,699,974)
Transferred from property plant and equipment (note 16)	—	12,332

As at 31 December	1,710,124	3,293,177

As at 31 December 2021, the impairment loss in construction in progress was RMB24,486 thousand (2019: RMB34,661 thousand, 31 December 2020: RMB24,486 thousand).
For the year ended 31 December 2021, the group had no impairment write-off due to the disposal of construction in progress (2019: Nil, 2020: RMB 10,175 thousand).
For the year ended 31 December 2021, the Group capitalized borrowing costs amounting to RMB12,641 thousand (2019: RMB5,594 thousand, 2020:

RMB8,292 thousand) on qualifying assets. Borrowing costs were capitalized at the weighted average rate of its general borrowings of 2.85% (2019: 3.35%, 2020: 2.79%).

F-
7
8

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

19	Subsidiaries
The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

				Proportion of ownership interest
Name of company	Place of incorporation and business	Particulars of paid-up capital ’000		Group’s effective interest	Held by the Company	Held by a subsidiary	Principal activity
Shanghai Petrochemical Investment Development Company Limited (“Toufa”)	Mainland China	RMB	1,000,000	100.00	100.00	—	Investment management

China Jinshan Associated Trading Corporation (“Jinmao”)	Mainland China	RMB	25,000	67.33	67.33	—	Import and export of petrochemical products and equipment
Shanghai Jinchang Engineering Plastics Company Limited (“Jinchang”)	Mainland China	USD	9,154	74.25	—	74.25	Production of polypropylene compound products
Shanghai Golden Phillips Petrochemical Company Limited (“Jinfei”)	Mainland China	RMB	415,623	100.00	—	100.00	Production of polyethylene products
Shanghai Jinshan Trading Corporation (“JMGJ”)	Mainland China	RMB	100,000	67.33	—	67.33	Import and export of petrochemical products
Zhejiang Jinlian Petrochemical Storage and Transportation Co., Ltd. (“Jinlian”)	Mainland China	RMB	400,000	100.00	—	100.00	Trading of petrochemical products

F-
79

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

19	Subsidiaries (continued)

a.    The total comprehensive income attributable to
non-controlling
interests for the year ended 31 December 2021 is RMB3,175 thousand (2019: loss of RMB11,437 thousand, 2020: RMB11,326 thousand).
b.     On 23 August 2019, the Group disposed 75% share of Zhejiang Jin Yong Acrylic Fiber Company Limited, a former subsidiary of the Group, due to its bankruptcy and liquidation. The disposal loss amounted RMB 60,951 thousands was included in Other gains – net (Note 8) for the year ended 31 December 2019.
c.    On 30 June 2020, one of the Company’s subsidiaries, Toufa acquired 100% share of Zhejiang Zhonghang Oil Petrochemical Storage and Transportation Co., Ltd., renamed as Jinlian, from China Aviation Oil Group Logistics Co., Ltd., with the total purchase consideration of RMB340,369 thousand.

20	Investments accounted for using the equity method
The amounts recognized in the statement of financial position are as follows:

	As at 31 December
	2020	2021
	RMB’000	RMB’000
Associates
– Share of net assets	5,146,160	3,812,845

Joint ventures
– Share of net assets	241,674	276,043

As at 31 December	5,387,834	4,088,888

The amounts recognized in the share of net profits of associates and joint ventures accounted for using the equity method are as follows:

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Associates	927,814	678,077	825,132
Joint ventures	44,779	46,663	49,153

	972,593	724,740	874,285

F-8
0

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

20	Investments accounted for using the equity method (continued)

(a)	Investment in associates

	2020	2021
	RMB’000	RMB’000
As at 1 January	4,973,464	5,146,160

Additions (note i)	27,603	26,000
Decrease caused by associate’s capital reduction (note ii)	—	(1,460,258)
Share of profit	678,077	825,132
Other comprehensive income	(11,512)	16,639
Cash dividends distribution	(521,472)	(712,436)
Impairment (note iii)	—	(28,392)

As at 31 December	5,146,160	3,812,845

Set out below are the material associates of the Group as at 31 December 2021. The associates as listed below have share capital consisting solely of ordinary shares, which are held directly by the Group; the country of incorporation or registration is also their principal place of business.

F-8
1

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

20	Investments accounted for using the equity method (continued)

(a)	Investment in associates (continued)

The following list contains only the particulars of material associates, all of which are unlisted corporate entities whose quoted market price is not available:

					Proportion of ownership interest
Name of company	Form of business structure	Place of incorporation and business	Particulars of paid- up capital ‘000		Group’s effective interest	Held by the Company	Held by a subsidiary	Principal activity
Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”) (note ii)	Incorporated	Mainland China		RMB 500,000	20.00%	20.00%	—	Manufacturing and distribution of chemical products
Shanghai Chemical Industry Park Development Company Limited (“Chemical Industry”)	Incorporated	Mainland China	RMB	2,372,439	38.26%	38.26%	—	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC
Shanghai Jinsen Hydrocarbon Resins Company Limited (“Jinsen”)	Incorporated	Mainland China	RMB	193,695	40.00%	—	40.00%	Production of resins products
Shanghai Azbil Automation Company Limited (“Azbil”)	Incorporated	Mainland China	RMB	24,440	40.00%	—	40.00%	Service and maintenance of building automation systems and products
Shanghai Shidian Energy Company Limited (“Shidian Energy”)	Incorporated	Mainland China	RMB	800,000	40.00%	—	40.00%	Electric power supply
There are no contingent liabilities relating to the Group’s interest in the associates.

F-8
2

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

20	Investments accounted for using the equity method (continued)

(a)	Investment in associates (continued)

i.	In 2019, Toufa invested RMB 320,000 thousands to acquire 40% share of Shidian Energy, of which RMB 71,816 thousands was contributed by property, plant and equipment at fair market price.
In 2020, Toufa invested RMB27,603 thousand to acquire 29% share of Pinghu China Aviation Oil Port Co., Ltd.
In 2021, Toufa invested RMB 26,000 thousand to acquire 13% shares of CRRC Materials Qin Dao Company Limited.

ii.
According to the resolution of the Board of Directors on 9 July 2021, the Company, Sinopec Corp., and Sinopec Shanghai Gaoqiao Petrochemical Company Limited (“Gaoqiao Company”) approved to reduce their paid-in
capital in Shanghai Secco, an associate of the Company, by a total amount of RMB 7,300,811,000 in proportion to their shareholding ratios of 20%, 30% and 50% respectively. Among them, the Company reduced its investment cost in Shanghai Secco by approximately RMB 1,460,258 thousand and the Company has received the amount of the capital reduction in December 2021.

iii.
During the year ended 31 December 2021, the directors of the Company reviewed the carrying value of the Group’s associate and joint ventures. The entire carrying amount of the interests in an associate is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount with its carrying amount. Since the recoverable amount of investment in an associate Jinsen is lower when compared with its carrying amount, impairment loss amounting to RMB 28,392 thousand (2020: Nil) is recognized during the year ended 31 December 2021.The recoverable amount of the investment in an associate was based on its fair value less costs to sell. The fair value was estimated with reference to the transaction price of a recent share transaction of the associate.

All of the above associates are accounted for using the equity method in the consolidated financial statements.

F-8
3

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

20	Investments accounted for using the equity method (continued)

(a)	Investment in associates (continued)

Summarized financial information of the material associates, adjusted for any differences in accounting policies, and reconciled to the carrying amounts in the consolidated financial statements, are disclosed below:
Summarized financial information for material associates
Set out below are the summarized financial information for the above associates.
Summarized statement of financial position for material associates

As at 31 December 2020	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000	Shidian Energy RMB’000
Current
– Current assets	10,430,726	4,618,722	74,170	227,172	790,069
– Current liabilities	(2,783,216)	(1,761,431)	(10,481)	(73,450)	(20,650)

Non-current
– Non-current assets	6,099,126	3,523,528	64,421	3,984	72,441
– Non-current liabilities	(32,482)	(528,237)	—	—	—

Net assets	13,714,154	5,852,582	128,110	157,706	841,860

Group’s effective interest	20.00%	38.26%	40.00%	40.00%	40.00%
Group’s share of net assets	2,742,832	2,239,198	51,244	63,083	336,744
Unrealized upstream and downstream transaction	(11,285)	—	—	—	(19,343)
Unentitled portion (note i)	—	(331,407)	—	—	—

Carrying value	2,731,547	1,907,791	51,244	63,083	317,401

F-8
4

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

20	Investments accounted for using the equity method (continued)

(a)	Investment in associates (continued)

Summarized statement of financial position for material associates (continued)

As at 31 December 2021	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000	Shidian Energy RMB’000
Current
– Current assets	6,066,119	4,133,397	63,192	274,697	804,470
– Current liabilities	(5,433,872)	(1,789,223)	(10,476)	(111,472)	(34,565)

Non-current
– Non-current assets	5,735,360	4,431,463	58,737	15,698	121,051
– Non-current liabilities	(66)	(619,306)	—	(7,506)	(15,827)

Net assets	6,367,541	6,156,331	111,453	171,417	875,129

Group’s effective interest	20.00%	38.26%	40.00%	40.00%	40.00%
Group’s share of net assets	1,273,508	2,355,412	44,581	68,567	350,052
Unrealized upstream and downstream transaction	(3,157)	—	—	—	(15,979)
Unentitled portion (note i)	—	(331,826)	—	—	—
Impairment loss	—	—	(28,392)	—	—

Carrying value	1,270,351	2,023,586	16,189	68,567	334,073

Note i: Unentitled portion represented the earnings from sales of the lands injected by Government in Chemical Industry that cannot be shared by other shareholders.

F-8
5

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

20	Investments accounted for using the equity method (continued)

(a)	Investment in associates (continued)

Summarized statement of comprehensive income for material associates

	Shanghai Secco	Chemical Industry	Jinsen	Azbil	Shidian Energy
2019	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	28,341,032	1,936,537	197,199	297,694	112,143
Post-tax profit/(loss) from continuing operations	3,383,582	609,540	(16,996)	38,448	5,166
Other comprehensive income	—	19,470	—	—	—

Total comprehensive income	3,383,582	629,010	(16,996)	38,448	5,166

Dividend received from the associate	507,400	30,225	—	12,000	—

	Shanghai Secco	Chemical Industry	Jinsen	Azbil	Shidian Energy
2020	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	21,626,059	1,683,096	187,580	340,905	472,640
Post-tax profit/(loss) from continuing operations	2,412,802	404,117	(8,232)	48,264	36,696
Other comprehensive income	—	(30,089)	—	—	—

Total comprehensive income	2,412,802	374,028	(8,232)	48,264	36,696

Dividend received from the associate	473,600	32,522	—	9,200	—

F-8
6

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

20	Investments accounted for using the equity method (continued)

(a)	Investment in associates (continued)

	Shanghai Secco	Chemical Industry	Jinsen	Azbil	Shidian Energy
2021	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	29,723,223	1,709,110	165,499	427,378	489,490
Post-tax profit/(loss) from continuing operations	3,125,904	396,761	(16,657)	61,711	33,269
Other comprehensive income	—	43,488	—	—	—

Total comprehensive income	3,125,904	440,249	(16,657)	61,711	33,269

Dividend received from the associate	634,341	52,225	—	19,200	—

7

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

20	Investments accounted for using the equity method (continued)

(a)	Investment in associates (continued)

Aggregate information of associates that are not individually material:

	2020	2021
	RMB’000	RMB’000
Aggregate carrying value of investments at 31 December	75,094	100,079

Aggregate amounts of the Group’s share of those associates:
Profit for the year	8,619	5,655

Total comprehensive income	8,619	5,655

Dividend received from the associate	—	6,670

(b)	Investment in joint ventures

	2020	2021
	RMB’000	RMB’000
As at 1 January	235,294	241,674
Addition (note i)	—	50,000
Share of profit	46,663	49,153
Cash dividends distribution	(40,283)	(64,784)

As at 31 December	241,674	276,043

F-

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

20	Investments accounted for using the equity method (continued)

(b)	Investment in joint ventures (continued)

Details of the Group’s interest in the joint venture, which is accounted for using the equity method in the consolidated financial statements, are as follows:
The following list contains only the particulars of material joint ventures, all of the Group’s joint ventures are unlisted corporate entities whose quoted market price is not available:

Name of joint venture	Form of business structure	Place of incorporation and business	Particulars of paid-up capital ’000	Proportion of ownership interest			Principal activity
				Group’s effective interest	Held by the Company	Held by a subsidiary
Linde-SPC Gases Company Limited (“Linde”), formerly known as “BOC-SPC Gases Company Limited”)	Incorporated	Mainland China	USD 32,000	50.00%	—	50.00%	Production and sales of industrial gases
Shanghai Petrochemical Pressure Vessel Testing Center (“JYJC”)	Incorporated	Mainland China	RMB 10,000	50.00%	—	50.00%	Providing inspection and testing service
Shanghai Petrochemical Yangu Gas Development Company Limited (“Yangu Gas”)	Incorporated	Mainland China	USD 10,560	50.00%	—	50.00%	Production and sales of industrial gases
Shanghai Jinshan Baling New Materials Co., Ltd. (“Baling Materials”) (Note i)	Incorporated	Mainland China	RMB 100,000	50.00%	—	50.00%	Production and sales of new styrene thermoplastic elastomer materials

F-

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

20	Investments accounted for using the equity method (continued)

(b)	Investment in joint ventures (continued)

i.
In September 2021, Sinopec Baling Petrochemical Co., Ltd
.
and the Company jointly established Baling Materials, the Company agreed to make cash contribution of RMB 400,000 thousand to acquire 50% share of Baling Materials.

Summarized financial information for joint ventures
Set out below are the summarized financial information for joint ventures which are accounted for using the equity method.
Summarized statement of financial position for joint ventures
As at 31 December 2020

	Linde	JYJC	Yangu Gas
	RMB’000	RMB’000	RMB’000
Current
Cash and cash equivalents	233,898	13,281	62,878
Other current assets (excluding cash)	67,809	6,077	11,812

Total current assets	301,707	19,358	74,690
Total current liabilities	(57,153)	(2,453)	(3,463)

Non-current
Total non-current assets	147,717	1,800	26,066
Total non-current liabilities	(21,417)	—	—

Net assets	370,854	18,705	97,293

Group’s effective interest	50.00%	50.00%	50.00%
Interest in joint ventures	185,427	9,352	48,648
Unrealized downstream transactions	(1,753)	—	—

Carrying value	183,674	9,352	48,648

F-9
0

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

20	Investments accounted for using the equity method (continued)

(b)	Investment in joint ventures (continued)

As at 31 December 2021

	Linde	JYJC	Yangu Gas	Baling Materials
	RMB’000	RMB’000	RMB’000	RMB’000
Current
Cash and cash equivalents	226,860	16,914	72,916	6,062
Other current assets (excluding cash)	74,652	5,065	11,149	28,418

Total current assets	301,512	21,979	84,065	34,480

Total current liabilities	(62,356)	(3,356)	(3,262)	—

Non-current
Total non-current assets	109,366	1,577	19,034	65,520
Total non-current liabilities	(16,303)	—	—	—

Net assets	332,219	20,200	99,837	100,000

Group’s effective interest	50%	50%	50%	50%
Interest in joint ventures	166,110	10,100	49,919	50,000
Unrealized downstream transactions	(86)	—	—	—

Carrying value	166,024	10,100	49,919	50,000

Summarized statement of comprehensive income for joint ventures
The information above reflects the amounts presented in the financial statements of the joint ventures (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the joint ventures.
2019

	Linde	JYJC	Yangu Gas
	RMB’000	RMB’000	RMB’000
Revenue	414,374	29,290	55,302
Depreciation and amortization	(50,199)	—	(11,272)
Interest income	636	308	1,119
Interest expense	—	—	—
Profit from continuing operations	108,565	3,107	40
Income tax expenses	(28,382)	(777)	—
Post-tax profit from continuing operations	80,183	2,330	40
Other comprehensive income	—	—	—

Total comprehensive income	80,183	2,330	40

Dividend received from joint venture	38,900	453	—

F-9
1

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

20	Investments accounted for using the equity method (continued)

(b)	Investment in joint ventures (continued)

Summarized statement of comprehensive income for joint ventures
(continued)

2020

	Linde	JYJC	Yangu Gas
	RMB’000	RMB’000	RMB’000
Revenue	420,160	21,674	58,463
Depreciation and amortization	(45,756)	(350)	(8,313)
Interest income	2,246	304	1,483
Interest expense	—	—	—
Profit from continuing operations	108,677	2,279	1,830
Income tax expenses	(26,290)	(177)	—
Post-tax profit from continuing operations	82,387	2,102	1,830
Other comprehensive income	—	—	—

Total comprehensive income	82,387	2,102	1,830

Dividend received from joint venture	38,234	1,049	1,000

2021

	Linde	JYJC	Yangu Gas	Baling Materials
	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	428,971	27,190	60,222	—
Depreciation and amortization	(44,307)	(386)	(5,162)	—
Interest income	3,489	304	1,516	—
Profit from continuing operations	116,768	2,250	4,144	—
Income tax benefits/ (expenses)	29,316	(1,125)	—	—
Post-tax profit from continuing operations	87,452	3,375	4,144	—
Other comprehensive income	—	—	—	—

Total comprehensive income	87,452	3,375	4,144	—

Dividend received from joint venture	63,044	940	800	—

F-9
2

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

21	Inventories

(a)	Inventories in the consolidated statements of financial position comprise:

	As at 31 December 2020			As at 31 December 2021
	Gross carrying amount	Provision for diminution in value of inventories	Carrying amount	Gross carrying amount	Provision for diminution in value of inventories	Carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Raw materials	2,569,136	—	2,569,136	4,391,555	(13,406)	4,378,149

Work in progress	696,227	(122,081)	574,146	795,791	(105,450)	690,341

Finished goods	591,485	(46,652)	544,833	709,990	(45,950)	664,040
Spare parts and consumables	260,431	(59,800)	200,631	249,456	(58,461)	190,995

	4,117,279	(228,533)	3,888,746	6,146,792	(223,267)	5,923,525

(b)	The analysis of the amount of inventories recognized as expenses and included in profit or loss is as follows:
The cost of inventories recognized in Cost of sales amounted to RMB 70,704,868 thousand for the year ended 31 December 2021 (2019: RMB78,595,380 thousand, 2020: RMB53,622,798 thousand) which excluded an inventory provision of RMB 150,883 thousand (2019: RMB70,178 thousand, 2020: RMB220,888 thousand).
For the year ended 31 December 2021, the Group sold certain finished goods and utilized certain spare parts and consumables which were previously provided for. The related provision of RMB156,149 thousand was reversed and included in cost of sales in the consolidated statement of profit or loss (2019: RMB72,945 thousand, 2020: RMB147,817 thousand).

F-9
3

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

22	Trade and other receivables

	As at 31 December 2020	As at 31 December 2021
	RMB’000	RMB’000
Trade receivables	113,797	79,413
Less: loss allowance	(634)	(1,988)

	113,163	77,425
Amounts due from related parties excluded prepayments and bills receivable	1,055,539	1,153,111

Total trade receivables	1,168,702	1,230,536

Other receivables	18,240	47,737
Less: loss allowance	(139)	(140)

	18,101	47,597

Financial assets measured at amortized cost	1,186,803	1,278,133

Amounts due from related parties - prepayments	26,777	34,220
Amounts due from related parties - bills receivables (note 25)	10,000	25,000

	1,223,580	1,337,353

All of the trade and other receivables are expected to be recovered or recognized as expense within one year.
Amounts due from related parties mainly represent trade-related balances, unsecured in nature and bear no interest.
The aging analysis based on invoice date of trade receivables and amounts due from related parties excluded prepayments and bills receivable (net of allowance for doubtful debts) is as follows:

	As at 31 December 2020	As at 31 December 2021
	RMB’000	RMB’000
Within one year	1,167,222	1,230,360
Over one year within two years	1,480	27
Over two years	—	149

	1,168,702	1,230,536

F-9
4

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

22	Trade and other receivables (continued)

Movements in the loss allowance account in respect of trade and other receivables during the period is as follows:

	Year ended 31 December
	2020	2021
	RMB’000	RMB’000
Balance at 1 January	139	773
Impairment losses recognized during the year	634	1,355

Balance at 31 December	773	2,128

As at 31 December 2020 and 31 December 2021, no trade receivable was pledged as collateral.
Sale to third parties is generally on cash basis or on letter of credit. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

23	Cash and cash equivalents

(a)	Cash and cash equivalents comprise:

	As at 31 December 2020	As at 31 December 2021
	RMB’000	RMB’000
Cash deposits with a related party (note i)	5,667	3,243
Cash at bank and on hand	6,910,741	5,108,767

Cash and cash equivalents in the consolidated statement of financial position	6,916,408	5,112,010

i.	Cash deposits with a related party were cash deposits at Sinopec Finance Company Limited (“Sinopec Finance”).

F-9
5

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

23	Cash and cash equivalents (continued)

(b)	Cash generated from operations
Reconciliation of profit before taxation to cash generated from operations

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Profit before taxation	2,656,128	590,778	2,721,086
Adjustments items:
Interest income from time deposits with maturity more than 3 months	(398,176)	(339,505)	(424,696)
Share of profit of investments accounted for using the equity method	(972,593)	(724,740)	(874,285)
Losses on disposal of subsidiary	60,951	—	—
Net losses/(gains) on foreign exchange option contracts and commodity swaps contracts not qualifying as hedges	12,315	376	(18,846)
Gains from structured deposits	(85,444)	(114,283)	(97,921)
Losses on sale of FVOCI	19,513	9,513	4,685
Interest expense	53,784	64,169	94,186
Foreign exchange (gains)/losses	(18,571)	5,514	1,861
Depreciation of property, plant and equipment	1,507,804	1,553,039	1,621,459
Depreciation of investment property	14,694	15,184	15,325
Depreciation of right-of-use assets	101,998	32,653	34,307
Amortization of other non-current assets	214,292	226,263	294,617
Impairment loss on property, plant and equipment	486	87,570	587,622
Impairment loss on investment accounted for using the equity method	—	—	28,392
(Gains)/ l osses on disposal of property, plant and equipment and other long-term assets-net	(158,551)	1,212	(48,671)

Profit on operation before change of working capital	3,008,630	1,407,743	3,939,121
Decrease/(increase) in inventories	1,366,441	2,865,687	(2,034,779)
(Increase) / decrease in operation receivables	(92,354)	308,333	49,586
Decrease in operation payables	(487,877)	(1,008,800)	(70,235)
Increase/(decrease) in balances to related parties – net	1,860,836	(1,577,876)	2,527,960

Cash generated from operations	5,655,676	1,995,087	4,411,653

F-9
6

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

23	Cash and cash equivalents (continued)

(c)	Reconciliation of liabilities arising from financing activities

	Borrowings	Lease liabilities	Short-term bonds	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at 31 December 2019 and 1 January 2020	1,547,600	22,043	—	1,569,643

Changes from financing cash flows:
Proceeds from borrowings	3,458,100	—	—	3,458,100
Proceeds from short-term bonds	—	—	2,998,469	2,998,469
Repayments of borrowings	(3,460,556)	—	—	(3,460,556)
Principal elements of lease payments	—	(15,586)	—	(15,586)

Total changes from financing cash flows	(2,456)	(15,586)	2,998,469	2,980,427

Other changes:
Addition of lease liabilities	—	6,014	—	6,014
Foreign exchange movements	2,856	—	—	2,856
Issuance costs on short-term bonds	—	—	1,531	1,531
Interest expense	—	—	17,811	17,811

Total other changes	2,856	6,014	19,342	28,212

As at 31 December 2020 and 1 January 2021	1,548,000	12,471	3,017,811	4,578,282

Changes from financing cash flows:
Proceeds from new bank loans	14,163,132	—	—	14,163,132
Repayment of bank loans	(13,451,332)	—	—	(13,451,332)
Proceeds from short-term bonds	—	—	5,998,899	5,998,899
Repayments of short-term bonds	—	—	(9,000,000)	(9,000,000)
Principal elements of lease payments	—	(17,544)	—	(17,544)

Total changes from financing cash flows	711,800	(17,544)	(3,001,101)	(2,306,845)

Other changes:
Addition of lease liabilities	—	9,686	—	9,686
Issuance costs on short-term bonds	—	—	1,101	1,101
Interest expense	—	—	28,340	28,340
Others	—	—	(46,151)	(46,151)

Total other changes	—	9,686	(16,710)	(7,024)

As at 31 December 2021	2,259,800	4,613	—	2,264,413

7

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

23	Cash and cash equivalents (continued)

(d)	Total cash outflow for leases
Amounts included in the cash flow statement for leases comprise the following:

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Within operating cash flows	(5,317)	(4,618)	(6,938)
Within financing cash flows	(89,124)	(15,586)	(17,544)

	(94,441)	(20,204)	(24,482)

These amounts relate to the following:

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Lease rentals paid	(94,441)	(20,204)	(24,482)

24	Time deposits with banks

	As at 31 December
	2020	2021
	RMB’000	RMB’000
Time deposits with maturity less than one year	4,049,443	7,386,607
Time deposits with maturity more than one year	7,042,840	5,581,435

	11,092,283	12,968,042

As at 31 December 2021, interest rates of time deposits with maturity less than one year ranged from 3.40% to 3.50% per annum (31 December 2020: 3.15% to 4.10% per annum), which were presented as current assets. Time deposits with maturity of more than one year were time deposits of three or five years with the interest rates from 3.45% to 4.20% per annum, which were presented as non-current
assets in the statement of financial position (31 December 2020: 3.85% to 4.20% per annum).

F-

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

25	Financial assets at fair value through other comprehensive income

	As at 31 December
	2020	2021
	RMB’000	RMB’000
Trade and bills receivable (i)
- Amounts due from related parties (note 22)	10,000	25,000
- Others	1,207,114	1,047,690

	1,217,114	1,072,690
Equity investments	5,000	5,000

	1,222,114	1,077,690

(i)
As at 31 December 2020 and 2021, certain trade receivables and bills receivable were classified as financial assets at FVOCI, as the Group’s business model is achieved both by collecting contractual cash flows and selling of these assets.

(ii)
As at 31 December 2021, the Group discounted certain bank acceptance bills to banks for cash proceeds and endorsed certain bank acceptance bills to suppliers for settling trade payables of the same amount on a full recourse basis. The Group has derecognized these bills receivable and the payables to suppliers in their entirety. These derecognized bank acceptance bills had a maturity date less than twelve months from the end of the reporting period. In the opinion of the directors, the Group has transferred substantially all the risks and rewards of ownership of these bills to its suppliers, and the Group has limited exposure in respect of the settlement obligation of these bills receivable under the relevant PRC rules and regulations should the issuing banks fail to settle the bills on maturity date. The Group considered the issuing banks of the bills are of good credit rating and the non-settlement
of these bills by the issuing banks on maturity is not probable.

As at 31 December 2021, the Group’s maximum exposure to loss and undiscounted cash outflow, which is the same as the amounts payable by the Group to banks or suppliers in respect of the discounted bills and endorsed bills, should the issuing banks fail to settle the bills on maturity date, amounted to RMB
156,737
 thousand and RMB
307,275
 thousand respectively.

F-

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

26	Borrowings

	As at 31 December 2020	As at 31 December 2021
	RMB’000	RMB’000
Credit loans due within one year
- Short term bank loan	1,548,000	1,559,800

Credit loans due over one year but within three years
- Long-term borrowing from a related party (note 33(c))	—	700,000

	1,548,000	2,259,800

(a)	The analysis of the repayment schedule of borrowings are as follows:

	2020	2021
	RMB’000	RMB’000
Within 1 year or on demand	1,548,000	1,559,800

Over one year but within two years	—	—
Over two years but within three years	—	700,000

	1,548,000	2,259,800

The weighted average interest rate for the Group’s short-term bank loan was 2.74% as at 31 December 2021 (2019: 3.35%, 2020: 2.79%,). The interest rate of the Group’s long-term borrowings was 1.08% as at 31 December 2021 ( 2019: Nil, 2020: Nil).
As at 31 December 2020 and 31 December 2021, no borrowings were secured by property, plant and equipment.

27	Short-term bonds

	As at 31 December
	2020	2021
	RMB’000	RMB’000
Short-term bonds	3,017,811	—

In August 2020, the Company issued
169-day
short-term bonds of face value RMB3,000,000 thousand to institutional investors in inter-bank bond market. The effective yield of the short-term bonds is 1.70% per annum. The short-term bonds have been settled after their maturity in 2021.

F-10
0

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

28	Trade and other payables

	As at 31 December
	2020	2021
	RMB’000	RMB’000
Trade payables	1,294,138	1,527,706
Bills payable	26,196	562,593
Amounts due to related parties exclude advances received	3,655,724	4,910,255

	4,976,058	7,000,554

Dividends payable	29,522	30,577
Construction payable	299,205	487,283
Oil price risk reserve	546,055	—
Accrued expenses	518,333	400,391
Other liabilities	106,634	87,144

	1,499,749	1,005,395

Financial liabilities measured at amortized cost	6,475,807	8,005,949

Amounts due to related parties – advances received	1,117	6,275
Amounts due to related parties – measured at fair value through profit or loss (FVPL) (i)	—	1,388,286

	6,476,924	9,400,510

Total amount due to related parties	3,656,841	6,304,816
All trade and other payables (including amounts due to related parties) are expected to be settled or recognized as income within one year or are repayable on demand.
(i) Amounts due to related parties – measured at FVPL represents the obligation that the Company needs to return the crude oil to its related party with maturity of less than 1 year, which is measured at fair value through profit or loss.
As at 31 December 2020 and 31 December 2021, all trade and other payables of the Group were non-interest
bearing, and their fair value, approximated their carrying amounts due to their short maturities.
Majority of amount due to related parties were trade payable for purchasing crude oil from related parties.

F-10
1

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

28	Trade and other payables (continued)

As at 31 December 2020 and 31 December 2021, the ageing analysis of the trade payables (including amounts due to related parties of trading in nature) and bills payable based on invoice date were as follows:

	As at 31 December
	2020	2021
	RMB’000	RMB’000
Within one year	4,973,711	6,990,653
Over one year within two years	1,973	9,527
Over two years	374	374

	4,976,058	7,000,554

29	Contract liabilities

	As at 31 December
	2020	2021
	RMB’000	RMB’000
Contract liabilities	495,404	424,607

The contract liabilities of the Group are advance for goods from customers. Related performance obligations are expected to be satisfied and revenue is recognized within one year. Revenue amounted to RMB495,404 thousand has been recognized in the current year relates to carried-forward contract liabilities (2019: RMB446,702 thousand, 2020: RMB 579,750 thousand).

30	Deferred income

	2020	2021
	RMB’000	RMB’000
As at 1 January	10,005	13,433
Additions	3,865	—
Amortization	(437)	(713)

As at 31 December	13,433	12,720

31	Share capital

	Number of shares	Amount
	’000	RMB’000
As at 31 December 2020, 1 January 2021 and 31 December 2021
Registered, issued and fully paid:
Ordinary A shares listed in PRC	7,328,814	7,328,814
Foreign invested H shares listed overseas	3,495,000	3,495,000

Total	10,823,814	10,823,814

F-10
2

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

32	Reserves

	Legal surplus	Capital surplus	Surplus reserve	Other reserve	Hedging	Share premium	Safety production fund	Retained earnings	Total
	(note(a))	(note(b))	(note(c))	(note(d))	(note 3.1(a))	(note(e))	(note(f))	(note(g))
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2020	4,072,476	13,739	101,355	17,838	—	106,846	57,137	14,670,083	19,039,474

Total comprehensive income for the year attributable to shareholders of the Company	—	—	—	(11,512)	—	—	—	645,072	633,560
Change in fair value of hedging instruments	—	—	—	—	(63,840)	—	—	—	(63,840)
Reclassified to cost of inventory	—	—	—	—	63,840	—	—	—	63,840
Dividends declared and approved in respect of previous year	—	—	—	—	—	—	—	(1,298,858)	(1,298,858)
Appropriation of safety production fund	—	—	—	—	—	—	88,460	(88,460)	—

Balance at 31 December 2020 and 1 January 2021	4,072,476	13,739	101,355	6,326	—	106,846	145,597	13,927,837	18,374,176

Total comprehensive income for the year attributable to shareholders of the Company	—	—	—	16,639	125,159	—	—	2,073,431	2,215,229
Amounts transferred from hedging reserve to initial carrying amount of hedged items	—	—	—	—	(88,699)	—	—	—	(88,699)
Dividends declared and approved in respect of previous year	—	—	—	—	—	—	—	(1,082,381)	(1,082,381)
Transfer to legal surplus	2,498,808	—	—	—	—	—	—	(2,498,808)	—
Appropriation of safety production fund	—	—	—	—	—	—	40,729	(40,729)	—

Balance at 31 December 2021	6,571,284	13,739	101,355	22,965	36,460	106,846	186,326	12,379,350	19,418,325

F-10
3

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

32	Reserves (continued)

Notes:
(a) Under PRC rules and regulations, the Company and its PRC subsidiaries are required to set aside 10% of the net income determined in accordance with the PRC accounting rules and regulations to a legal surplus reserve. The transfer to this reserve must be made before distribution of any dividend to shareholders.
The legal surplus reserve is
non-distributable
other than in liquidation and can be used to make good of previous years’ losses, if any, and may be utilized for business expansion or converted into ordinary shares by the issuance of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by the shareholders, provided that the balance after such issuance is not less than 25% of the registered capital.
In accordance with PRC rules and regulations, the Company has set aside RMB6,571,284 thousand of legal surplus as of 31 December 2021.
(b) This reserve represents gifts or grants received from China Petrochemical Corporation, the ultimate parent company and which are required to be included in this reserve fund by PRC regulations.
(c) The transfer to this reserve from the retained profits is subject to the approval by shareholders at general meetings. Its usage is similar to that of the legal surplus reserve.
(d) Other reserve comprises share of post-acquisition movements in other comprehensive income from associates and joint ventures using the equity methods of accounting with a corresponding adjustment to the carrying amount of the investment.
(e) The application of the share premium account is governed by Sections 167 and 168 of the PRC Company Law.
(f) According to the relevant PRC regulations, the Group is required to transfer an amount to specific reserve for the safety production fund based on the turnover of certain refining and chemicals products. This reserve represents unutilized safety production fund.
(g) According to the Company’s Articles of Association, the reserve available for distribution is the lower of the amount determined under China Accounting Standards for Business Enterprises and the amount determined under IFRS.

F-10
4

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

33	Related-party transactions
The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company
China International United Petroleum & Chemicals Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Chemical Sales Company Limited	Subsidiary of the ultimate parent company
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the ultimate parent company
Petro-cyberworks Information Technology Co., Ltd.	Subsidiary of the ultimate parent company
Lianhua (Ningbo) International Logistics Co., Ltd.	Subsidiary of the ultimate parent company
Zhongke (Guangdong) Refining & Chemical Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Marketing Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Fuel Oil Sales Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Lubricant Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Yangzi Petrochemical Co., Ltd.	Subsidiary of the ultimate parent company
China Petrochemical International (Beijing) Company Limited	Subsidiary of the ultimate parent company
Sinopec Catalysts Co., Ltd.	Subsidiary of the ultimate parent company
China Petrochemical International (Shanghai) Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Beijing Research Institute of Chemical Industry	Subsidiary of the ultimate parent company

F-10
5

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

33	Related-party transactions (continued)

Names of related parties	Relationship with the Company
China Petrochemical International (Ningbo) Co., Ltd.	Subsidiary of the ultimate parent company
Zhoushan Shihua Crude Oil Terminal Co., Ltd.	Subsidiary of the ultimate parent company
Dalian Sinopec Material Equip Company	Subsidiary of the ultimate parent company
Sinopec Material & Equipment (East China) Co., Ltd.	Subsidiary of the ultimate parent company
China Petrochemical International (Nanjing) Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Honeywell (Tianjin) Company Limited	Subsidiary of the ultimate parent company
China Petrochemical International (Wuhan) Co., Ltd.	Subsidiary of the ultimate parent company
China Petrochemical International Co., Ltd.	Subsidiary of the ultimate parent company
China Petrochemical Refinery Sales Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd.	Subsidiary of the ultimate parent company
China Petrochemical International (Tianjin) Co., Ltd.	Subsidiary of the ultimate parent company
Ningbo East sea Line fan Technology Company Limited	Subsidiary of the ultimate parent company
Sinopec Petroleum & Chemical Scientific Research Institute Dadi Company	Subsidiary of the ultimate parent company
Sinopec Shanghai Research Institute of Petrochemical Technology	Subsidiary of the ultimate parent company
Sinopec Lubricating Oil Shanghai Research Institute Company Limited	Subsidiary of the ultimate parent company
Dalian Furuipu Technology Co., Ltd.	Subsidiary of the ultimate parent company
Nantong Donghai Petrochemical Co., Ltd.	Subsidiary of the ultimate parent company
China Petroleum and Chemical Corporation Qingdao Security Engineering Research Institute	Subsidiary of the ultimate parent company
Sinopec (Shanghai) Energy Trade Co., Ltd.	Subsidiary of the ultimate parent company
Storage and Transportation Installation Company of Ningbo Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Chemical Commercial Holding (Hong Kong) Company Limited	Subsidiary of the ultimate parent company
Sinopec Yizheng Chemical Fibre Limited Liability Company	Subsidiary of the ultimate parent company
Fujian Gulei Petrochemical Company Limited	Subsidiary of the ultimate parent company
Sinopec China East Chemical Sales Co., Ltd.	Subsidiary of the ultimate parent company

F-10
6

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

33	Related-party transactions (continued)

Names of related parties	Relationship with the Company
Unipec Singapore	Subsidiary of the ultimate parent company
China Yanshan United Foreign Trade Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Chemical Commercial Holding (Wuhan) Company Limited	Subsidiary of the ultimate parent company
Nanjing Yangzi Petrol-chemical Industry Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Baling Petrochemical Co., Ltd.	Subsidiary of the ultimate parent company
Shengli Oil Field Exploration and Development Research Institute	Subsidiary of the ultimate parent company
Shanghai Lide Catalyst Co., Ltd.	Subsidiary of the ultimate parent company
Ypc-gpro (Nanjing) Rubber Co., Ltd.	Subsidiary of the ultimate parent company
Fujian Refining & Petrochemical Company Limited	Subsidiary of the ultimate parent company
Sinopec Dalian (Fushun) Research Institute of Petroleum and Petrochemicals	Subsidiary of the ultimate parent company
Sinopec Jianghan Salt Chemical Hubei Co., Ltd.	Subsidiary of the ultimate parent company
Yipaike Business Factoring Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Great Wall Energy and Chemical Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec (Shenzhen) E-Commerce Company Limited	Subsidiary of the ultimate parent company
Sinopec Research Institute of Safety Engineering	Subsidiary of the ultimate parent company
Ningbo Minggang Gas Company Limited	Subsidiary of the ultimate parent company
Sinopec Zhongyuan Petrol-Chemical Industry Co., Ltd.	Subsidiary of the ultimate parent company
Epec E-commerce Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Oil Refining and Marketing (Shanghai) Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Chemical Sales (Guangdong) Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Nanguang (Shanghai) Industrial Co., Ltd.	Subsidiary of the ultimate parent company
Unipec (Qingdao) International Logistics Company Limited	Subsidiary of the ultimate parent company

7

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

33	Related-party transactions (continued)

Names of related parties	Relationship with the Company
Qingdao Zhonghua Sunshine Management System Certification Center	Subsidiary of the ultimate parent company
Zhejiang Baling Hengyi Caprolactam Limited Company	Joint venture of the ultimate parent company
Shanghai Sinopec Mitsui Chemicals, Co., Ltd.	Joint venture of the ultimate parent company
Basf-ypc Company Limited	Joint venture of the ultimate parent company
Shanghai Changshi Shipping Co., Ltd.	Associate of the ultimate parent company
Shanghai KSD Bulk Solids Engineering Co., Ltd.	Associate of the ultimate parent company
Basf Gao-Qiao Performance Chemicals (Shanghai) Company Limited	Associate of the ultimate parent company
Sinopec Chemical Commercial Holding (Singapore) Pte. Ltd.	Subsidiary of the immediate parent company
Sinopec Finance Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company
Zhongshi Huananjing Chemical Research Institute Co., Ltd.	Subsidiary of the immediate parent company
China Economy Phulishing House Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Publishing House Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Group International Travel Agency Agricultural Bank of China	Subsidiary of the immediate parent company
Sinopec Assets Management Co., Ltd.	Subsidiary of the immediate parent company
Ningbo Engineering Company of Sinopec	Subsidiary of the immediate parent company
Sinopec Shared Service Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Petroleum Engineering Geophysics Ltd.	Subsidiary of the immediate parent company
Sinopec Baichuan Economic and Trade Company	Subsidiary of the immediate parent company
Sinopec Group Jiangsu Petroleum Exploration Bureau Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Newspaper Office	Subsidiary of the immediate parent company
Sinopec Energy Saving Technology Service Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Group Economic and Technology Research Institute Co., Ltd.	Subsidiary of the immediate parent company

F-1
08

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

33	Related-party transactions (continued)

Names of related parties	Relationship with the Company
Beijing Petro-Chemical Construction Consulting Co., Ltd.	Subsidiary of the immediate parent company
China Economicbooks Co., Ltd.	Subsidiary of the immediate parent company
Petrol-Chemical Industry Management Cadre College	Subsidiary of the immediate parent company
Sinopec Engineering Quality Supervision Terminal	Subsidiary of the immediate parent company
Sinopec Group Shanghai Training Center Ltd.	Subsidiary of the immediate parent company
Sinopec Beijing Yanshan Petrochemical Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Zhongyuan Petroleum Exploration Bureau Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Shengli Petroleum Administration Co., Ltd.	Subsidiary of the immediate parent company
The Fourth Construction Company of Sinopec	Subsidiary of the immediate parent company
Sinopec Tending Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Shanghai Engineering Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Engineering Incorporation	Subsidiary of the immediate parent company
Sinopec Engineering Quality Monitoring Co., Ltd.	Subsidiary of the immediate parent company
National Petrochemical Project Risk Assessment Technology Center	Subsidiary of the immediate parent company
The Tenth Construction Company of Sinopec	Subsidiary of the immediate parent company
The Fifth Construction Company of Sinopec	Subsidiary of the immediate parent company
Shanghai Petrochemical Machinery Manufacturing Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Nanjing Engineering Company Limited	Subsidiary of the immediate parent company
Sinopec Luoyang Engineering Company Limited	Subsidiary of the immediate parent company
Jiangsu Jinling Opta Polymer Company Limited	Subsidiary of the immediate parent company
Shanghai Petro-Chemical Haidi Administration Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Sichuan Uinylon Works	Subsidiary of the immediate parent company
China Petrochemical Corp. Nanjing Chemistry Industrial Co., Ltd.	Subsidiary of the immediate parent company

F-1
0
9

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

33	Related-party transactions (continued)

Names of related parties	Relationship with the Company
Sinopec Group International Petroleum Exploration And Production Limited	Subsidiary of the immediate parent company
Sinopec Consulting Company Limited	Subsidiary of the immediate parent company
Sinopec Guangzhou Engineering Co., Ltd.	Subsidiary of the immediate parent company
Beijing Yanshan Petrochemical Special Equipment Inspection Co., Ltd.	Subsidiary of the immediate parent company
China Petrochemical Corp. Engineering Ration Management Station	Subsidiary of the immediate parent company
Beijing Victory Hotel Company Limited	Subsidiary of the immediate parent company
Maoming Shihua Dongcheng Chemical Co., Ltd.	Subsidiary of the immediate parent company
Yihua Tory Polyester Film Company Limited	Joint venture of the immediate parent company
China Sinopec Pipeline Storage and Transportation Co., Ltd.	Associate of the immediate parent
Yihua Bonar Yarns and Fabrics Co., Ltd.	Associate of the immediate parent
Unipec Singapore	Subsidiary of the immediate parent company
Unipec America, Inc	Subsidiary of the immediate parent company
Sinopec Japan Company Limited	Subsidiary of the immediate parent company
Rizhao Shihua Crude Oil Terminal Co., Ltd.	Joint venture of the ultimate parent company
Sinopec Europe Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding (North America), Inc.	Subsidiary of the immediate parent company
Sinopec International (Australia) Pty. Ltd.	Subsidiary of the immediate parent company
The following is a summary of significant balances and transactions between the Group and its related parties except for the dividends payable as disclosed in note 34.

F-11
0

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

33	Related-party transactions (continued)

(a)	Most of the transactions undertaken by the Group during the year ended 31 December 2021 have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.
Sinopec Corp. negotiates and agrees with the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. Sinopec Corp. also owns a widespread petroleum products sales network and possesses a fairly high market share in the domestic petroleum products market, which is subject to extensive regulation by the PRC government.
The Group has entered into a mutual product supply and sales services framework agreement with Sinopec Corp. Pursuant to the agreement, Sinopec Corp. provides the Company with crude oil, other petrochemical raw materials and agent services. On the other hand, the Group provides Sinopec Corp. with petroleum products, petrochemical products and property leasing services.
The pricing policy for these services and products provided under the agreement is as follows:

•	if there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;

•	if there are no State tariffs, but there are applicable State guidance prices, the pricing shall follow the State’s guidance prices; or

•	if there are no State tariffs or State’s guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).
Transactions between the Group and Sinopec Corp., its subsidiaries and joint ventures during the years ended 31 December 2019, 2020 and 2021 were as follows:

	2019 RMB’000	2020 RMB’000	2021 RMB’000
Sales of petroleum products	50,354,162	39,879,549	47,201,755
Sales other than petroleum products	8,642,514	6,790,568	9,439,546
Purchases of crude oil	43,886,966	27,934,926	35,371,820
Purchases other than crude oil	9,579,239	9,937,862	9,008,147
Commission expense	125,619	104,598	110,552
Rental income	31,972	32,829	34,475

F-11
1

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

33	Related-party transactions (continued)

(b)	Other transactions between the Group and Sinopec Group and its subsidiaries, associates and joint ventures of the Group during the years ended 31 December 2019, 2020 and 2021 were as follows:

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Sales of goods and service fee income
- Sinopec Group and its subsidiaries	7,724	14,870	36,683
- Associates and joint ventures of the Group	2,843,909	2,019,997	4,248,658

	2,851,633	2,034,867	4,285,341

Purchases
- Sinopec Group and its subsidiaries	1,918,873	832,617	2,830,256
- Associates and joint ventures of the Group	4,579,969	3,648,664	4,425,698

	6,498,842	4,481,281	7,255,954

Insurance premium expenses
- Sinopec Group and its subsidiaries	108,223	107,495	108,850

Addition to right-of-use assets
- Sinopec Group and its subsidiaries	25,935	2,267	1,388
- Joint ventures of the Group	702	—	—

	26,637	2,267	1,388

Interest expense of lease liabilities
- Sinopec Group and its subsidiaries	2,285	205	247
- Joint ventures of the Group	19	8	24

	2,304	213	271

Interest income
- Sinopec Finance	1,295	2,088	824

Construction and installation cost
- Sinopec Group and its subsidiaries	143,560	233,591	785,216

Rental income
- Associates and joint ventures of the Group	11,370	15,577	14,930
- Sinopec Group and its subsidiaries	461	464	464

	11,831	16,041	15,394

Long-term borrowings
- Sinopec Finance	—	—	700,000

The directors of the Company are of the opinion that the transactions with Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group as disclosed in notes 33(a) and 33(b) were conducted in the ordinary course of business, on normal commercial terms and in accordance with the agreements governing such transactions.

F-11
2

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

33	Related-party transactions (continued)

(c)
The relevant amounts due from/to Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group, arising from purchases, sales and other transactions as disclosed in notes 33(a) and 33(b), are summarized as follows:

	As at 31 December 2020 RMB’000	As at 31 December 2021 RMB’000
Amounts due from related parties
- Sinopec Corp., its subsidiaries and joint ventures	1,054,127	1,184,117
- Associates and joint ventures of the Group	38,189	28,214

	1,092,316	1,212,331

Amounts due to related parties
- Sinopec Corp., its subsidiaries and joint ventures	2,505,532	4,475,992
- Sinopec Group and its subsidiaries	889,035	1,672,439
- Associates and joint ventures of the Group	262,274	156,385

	3,656,841	6,304,816

Lease liabilities
- Sinopec Group and its subsidiaries	8,453	992
- Joint ventures of the Group	574	435

	9,027	1,427

Cash deposits, maturing within three months
- Sinopec Finance (note d)	5,667	3,243

Long-term borrowings
- Sinopec Finance	—	700,000

(d)	As at 31 December 2020 and 31 December 2021, cash deposits at Sinopec Finance were charged at an interest rate of 0.35% per annum.
Except for cash deposits at Sinopec Finance and long-term borrowings from Sinopec Finance, the balances with related parties as above are unsecured, interest-free and repayable on demand.

F-11
3

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

33	Related-party transactions (continued)

(e)	Key management personnel compensation, post-employment benefit plans and share options
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key personnel compensations are as follows:

	Year ended 31 December
	2019 RMB’000	2020 RMB’000	2021 RMB’000
Short-term employee benefits	9,120	9,859	11,866
Post-employment benefits	225	441	551

	9,345	10,300	12,417

(f)	Transactions with other state-owned entities in the PRC
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

(g)	Commitments with related parties

(i)	Construction and installation cost

	As at 31 December 2020 RMB’000	As at 31 December 2021 RMB’000
Sinopec Group and its subsidiaries	145,959	775,007

F-11
4

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

33	Related-party transactions (continued)

(h)	Investment commitments with related parties

	As at 31 December 2020	As at 31 December 2021
	RMB’000	RMB’000
Capital contribution to Shanghai Secco (i)	111,263	111,263
Capital contribution to Shanghai Shidian Energy Company Limited (“Shidian Energy”) (ii)	80,000	80,000
Capital contribution to Baling Materials (iii)	—	350,000

	191,263	541,263

(i)
Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, the Group was approved to make a capital contribution of USD 30,017,000 (RMB 182,804 thousand equivalent) to Shanghai Secco, an associate of the Group. As at 31 December 2021, the Company has contributed RMB 71,541 thousand to Shanghai Secco.

According to the approval by Shanghai Municipal Commission of Commerce as issued on 19 October 2015, the rest of the capital contribution to Shanghai Secco should be within 50 years starting from its registration date.

(ii)
Pursuant to the articles of association of Shidian Energy in August 2019, Toufa agreed to make a capital contribution of RMB 400,000 thousand to acquire 40% share of Shidian Energy. As at 31 December 2021, Toufa has contributed RMB 320,000 thousand to Shidian Energy, and the rest of the capital contribution to Shidian Energy should be paid before January 2022 in accordance with the agreement.

(iii)
Sinopec Baling Petrochemical Co., Ltd
.
and the Company jointly established Baling Materials on 7 September 2021, each with a cash contribution of RMB 400,000 thousand. As at 31 December 2021, the Company has made a paid-up
capital contribution of RMB50,000 thousand.

Except for the above disclosed in notes 33 (g) and 33 (h), the Group had no other material commitments with related parties as at 31 December 2021, which are contracted, but not included in the financial statements.

34	Dividend

(a)	Dividends payable to equity shareholders of the Company attributable to the year:

	2020	2021
	RMB’000	RMB’000
Final dividend proposed after the end of the reporting period of RMB 0.10 per ordinary share (2020: RMB 0.10 per ordinary share)	1,082,381	1,082,381

F-11
5

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

34	Dividend (continued)

The final dividend proposed after the end of the reporting period has not been recognized as a liability at the end of the reporting period.

(b)	Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year

	2020 RMB’000	2021 RMB’000
Final dividend in respect of the previous financial year, approved and paid during the year, of RMB 0.10 per share (2020: RMB 0.12)	1,298,858	1,082,381

35	Commitments
Capital commitments outstanding at 31 December 2021 not provided for in the financial statements were as follows:

	As at 31 December 2020 RMB’000	As at 31 December 2021 RMB’000
Property, plant and equipment contracted for	585,870	1,176,168

36	Subsequent event

(a)	A dividend in respect of the year ended 31 December 2021 of RMB 0.1 per share, amounting to a total dividend of RMB1,082,381 thousands, was proposed by the Board of Directors on 23 March 2022.

(b)
Pursuant to [2020] Scp471 approved by China interbank market dealers association, the Company issued a super short-term bonds of RMB1.50 billion to Chinese institutional investors with interest rate of 2.35% per year in January 2022, and will repay the principal and interest upon maturity on 18 May 2022.

Pursuant to [2020] Scp471 approved by China interbank market dealers association, the Company issued another super short-term bonds of RMB1.50 billion to Chinese institutional investors with interest rate of 2.01% per year in March 2022, and will repay the principal and interest upon maturity on 5 July 2022.

F-11
6

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

37	Statement of financial position and equity movement of the Company

	As at 31 December 2020 RMB’000	As at 31 December 2021 RMB’000
Non-current assets

Property, plant and equipment	11,279,484	10,914,990
Investment properties	396,676	381,540
Right-of-use assets	296,371	275,924
Construction in progress	1,694,937	3,201,111
Investments in subsidiaries	2,048,328	2,048,328
Investments accounted for using the equity method	4,594,451	3,299,050
Time deposits with banks	7,042,840	5,381,149
Deferred tax assets	238,040	178,084
Other non-current assets	402,304	769,492

	27,993,431	26,449,668

Current assets

Derivative financial instruments	—	81,405
Inventories	3,685,456	5,726,264
Trade receivables	1,484	149
Other receivables	6,447	8,276
Amounts due from related parties	975,952	1,116,553
Prepayments	6,559	13,790
Financial assets at fair value through other comprehensive income (FVOCI)	735,262	615,689
Time deposits with banks	4,049,441	7,386,605
Cash and cash equivalents	5,460,067	4,927,519

	14,920,668	19,876,250

Current liabilities

Trade and other payables	2,287,762	2,389,508
Contract liabilities	423,838	376,834
Amounts due to related parties	3,507,497	7,423,883
Staff salaries and welfares payable	239,537	253,800
Borrowings	1,500,000	1,500,000
Short-term bonds	3,017,811	—
Lease liabilities	7,897	1,604
Derivative financial instruments	—	23,804
Income tax payable	—	249,332
Current tax liabilities	3,392,922	3,843,541

	14,377,264	16,062,306

Net current assets	543,404	3,813,944

7

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

37	Statement of financial position and equity movement of the Company (continued)

	As at 31 December 2020 RMB’000	As at 31 December 2021 RMB’000
Total assets less current liabilities	28,536,835	30,263,612

Non-current liabilities

Interest-bearing borrowings	—	700,000
Lease liabilities	1,911	399
Deferred income	13,433	12,720

	15,344	713,119

NET ASSETS	28,521,491	29,550,493

CAPITAL AND RESERVES

Share capital	10,823,814	10,823,814
Reserves	17,697,677	18,726,679

TOTAL EQUITY	28,521,491	29,550,493

Approved and authorized for issue by the Board of Directors on 27 April 2022.

)
)
Wu Haijun	)
)
	)	Directors
)
Du Jun	)
)
)

F-1
18

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

37	Statement of financial position and equity movement of the Company (continued)

(a)	Movements in components of equity of the Company

	Share capital RMB’000	Legal surplus RMB’000	Capital surplus RMB’000	Surplus reserve RMB’000	Other reserve RMB’000	Hedging RMB’000	Share premium RMB’000	Safety production fund RMB’000	Retained earnings RMB’000	Total RMB’000
Balance at 1 January 2020	10,823,814	4,072,476	4,180	101,355	17,838	—	106,846	57,135	14,260,322	29,443,966

Net profit attributable to shareholders of the Company	—	—	—	—	—	—	—	—	387,895	387,895
Dividends proposed and approved	—	—	—	—	—	—	—	—	(1,298,858)	(1,298,858)
Appropriation of safety production fund	—	—	—	—	—	—	—	88,462	(88,462)	—
Change in fair value of hedging instruments	—	—	—	—	—	63,840	—	—	—	63,840
Reclassified to cost of inventory	—	—	—	—	—	(63,840)	—	—	—	(63,840)
Share of other comprehensive income of investments accounted for using the equity method	—	—	—	—	(11,512)	—	—	—	—	(11,512)

Balance at 31 December 2020 and 1 January 2021	10,823,814	4,072,476	4,180	101,355	6,326	—	106,846	145,597	13,260,897	28,521,491

Total comprehensive income for the year	—	—	—	—	16,639	125,159	—	—	2,058,284	2,200,082
Amounts transferred from hedging reserve to initial carrying amount of hedged items	—	—	—	—	—	(88,699)	—	—	—	(88,699)
Dividends declared and approved in respect of previous year	—	—	—	—	—	—	—	—	(1,082,381)	(1,082,381)
Transfer to legal surplus	—	2,498,808	—	—	—	—	—	—	(2,498,808)	—
Appropriation of safety production fund	—	—	—	—	—	—	—	32,310	(32,310)	—

Balance at 31 December 2021	10,823,814	6,571,284	4,180	101,355	22,965	36,460	106,846	177,907	11,705,682	29,550,493

F-1
19

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

38	Benefits and interests of directors and supervisors

(a)	Directors’ and supervisors’ emoluments:

	2019
	Salaries and other benefits	Retirement scheme contributions	Discretionary bonuses	Directors’ fees	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive directors

Wu Haijun	343	26	557	—	926
Shi Wei ( Resigned in December 2019 )	329	26	797	—	1,152
Jin Qiang	289	26	745	—	1,060
Guo Xiaojun (Resigned in December 2019)	283	26	751	—	1,060
Zhou Meiyun	248	26	709	—	983
Jin Wenmin	260	26	721	—	1,007

Independent non-executive directors

Zhang Yimin	—	—	—	150	150
Liu Yunhong	—	—	—	150	150
Du Weifeng	—	—	—	150	150
Li Yuanqin	—	—	—	150	150

Supervisors

Ma Yanhui	267	22	685	—	974
Zuo Qiang (Resigned in September 2019)	102	15	324	—	441
Li Xiaoxia (Resigned in September 2019)	102	14	529	—	645
Zhang Feng (Appointed in October 2019)	31	9	107	—	147
Chen Hongjun (Appointed in October 2019)	34	9	110	—	153
Zheng Yunrui	100	—	—	—	100
Cai Tingji	100	—	—	—	100

	2,488	225	6,035	600	9,348

F-1
20

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

38	Benefits and interests of directors and supervisors (continued)

(a)	Directors’ and supervisors’ emoluments (continued):

	2020
	Salaries and other benefits	Retirement scheme contributions	Discretionary bonuses	Directors’ fees	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive directors

Wu Haijun	359	44	799	—	1,202
Guan Zemin (appointed in February 2020)	367	41	397	—	805
Jin Qiang	354	44	716	—	1,114
Jin Wenmin	250	44	721	—	1,015
Huang Xiangyu (appointed in June 2020)	275	39	440	—	754
Huang Fei (appointed in June 2020)	217	39	426	—	682
Zhou Meiyun (resigned in September 2020)	181	33	668	—	882

Non-executive directors

Xie Zhenglin (appointed in June 2020)	—	—	—	—	—
Peng Kun (appointed in June 2020)	96	25	246	—	367

Independent non-executive directors

Li Yuanqin	—	—	—	150	150
Tang Song (appointed in June 2020)	—	—	—	75	75
Chen Haifeng (appointed in June 2020)	—	—	—	75	75
Yang Jun (appointed in June 2020)	—	—	—	75	75
Gao Song (appointed in June 2020)	—	—	—	75	75
Zhang Yimin (resigned in June 2020)	—	—	—	75	75
Liu Yunhong (resigned in June 2020)	—	—	—	75	75
Du Weifeng (resigned in June 2020)	—	—	—	75	75

Supervisors

Ma Yanhui	332	42	720	—	1,094
Zhang Feng	148	40	485	—	673
Chen Hongjun	159	38	485	—	682
Zheng Yunrui	100	—	—	—	100
Cai Tingji	100	—	—	—	100

	2,938	429	6,103	675	10,145

F-12
1

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

38	Benefits and interests of directors and supervisors (continued)

(a)	Directors’ and supervisors’ emoluments (continued):

	2021
	Salaries and other benefits RMB’000	Retirement scheme contributions RMB’000	Discretionary bonuses RMB’000	Directors’ fees RMB’000	Total RMB’000
Executive directors

Wu Haijun	324	49	768	—	1,141
Guan Zemin	407	49	767	—	1,223
Jin Qiang (resigned in February 2022)	378	49	682	—	1,109
Du Jun (appointed in June 2021)	373	49	617	—	1,039
Jin Wenmin (resigned in February 2022)	265	49	684	—	998
Huang Xiangyu	276	48	684	—	1,008
Huang Fei (resigned in February 2022)	251	46	683	—	980

Non-executive directors

Xie Zhenglin	—	—	—	—	—
Peng Kun	186	46	631	—	863

Independent non-executive directors
Li Yuanqin	—	—	—	150	150
Tang Song	—	—	—	150	150
Chen Haifeng	—	—	—	150	150
Yang Jun	—	—	—	150	150
Gao Song	—	—	—	150	150

Supervisors

Ma Yanhui	350	49	682	—	1,081
Zhang Feng	169	42	584	—	795
Chen Hongjun	178	41	603	—	822
Zheng Yunrui	100	—	—	—	100
Cai Tingji	100	—	—	—	100

	3,357	517	7,385	750	12,009

F-12
2

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

38	Benefits and interests of directors and supervisors (continued)

(b)	Directors’ retirement benefits
No specific retirement benefits were paid to directors in respect of services in connection with the management of the affairs of the company or its subsidiary undertaking (2019 and 2020:Nil).

39	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2021
Up to the date of issue of these financial statements, the IASB has issued a number of a number of amendments, new standards and interpretations, which are not yet effective for the year ended 31 December 2021 and which have not been adopted in these financial statements. These developments include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
Annual Improvements to IFRS Standards 2018-2020	1 January 2022
Amendments to IFRS 3, Reference to the Conceptual Framework	1 January 2022
Amendments to IAS 16, Property, Plant and Equipment: Proceeds before Intended Use	1 January 2022
Amendments to IAS 37, Onerous Contracts – Cost of Fulfilling a Contract	1 January 2022
Amendments to IAS 1, Classification of Liabilities as Current or Non-current	1 January 2023
IFRS 17, Insurance contracts	1 January 2023
Basis for conclusions on IFRS 17	1 January 2023
Illustrative examples on IFRS 17	1 January 2023
Amendments to IFRS 17	1 January 2023
Amendments to IFRS 17, Initial Application of IFRS 17 and IFRS 9 - Comparative Information	1 January 2023
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policies	1 January 2023
Amendments to IAS 8, Definition of Accounting Estimates	1 January 2023
Amendments to IAS 12, Deferred Tax related to Assets and Liabilities arising from a Single Transaction	1 January 2023

3

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the year ended 31 December 2021

39	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2021 (continued)

The Group is in the process of making an assessment of what the impact of these amendments, new standards and interpretations are expected to be in the period of initial application. So far, the Group has concluded that the adoption of them is unlikely to have a significant impact on the consolidated financial statements.

F-12
4