Form 20-F/A
period 2021-12-31
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
filed 2022-10-12
CIK 908732

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F/A
(Amendment No. 1)

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
Date of event requiring this shell company report
For the transition period from ________ to ________
Commission file number
1-12158

中国石化上海石油化工股份有限公司
(Exact name of Registrant as specified in its charter)

Sinopec Shanghai Petrochemical Company Limited
(Translation of Registrant’s name into English)
The People’s Republic of China
(Jurisdiction of incorporation or organization)
No. 48 Jinyi Road, Jinshan District, Shanghai, PRC 200540
(Address of principal executive offices)

Mr. Wan Tao
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	☒	Other ☐
by the International Accounting Standards Board
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17    ☐  Item 18    ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).    Yes  ☐    No  ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. * Yes  ☐    No  ☐

*	This requirement does not apply to the registrant in respect of this filing.

KPMG Huazhen LLP Shanghai, China PCAOB ID: 1186	PricewaterhouseCoopers Zhong Tian LLP Shanghai, the People’s Republic of China PCAOB ID: 1424

Explanatory Note
Sinopec Shanghai Petrochemical Company Limited (the “Company”) is filing this Amendment No. 1 on Form
20-F
(this “Amendment No. 1”) to our annual report on Form
20-F
for the fiscal year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2022 (the “Original Filing”), to address several comments from the Staff of the SEC relating to certain legal and operational risks associated with our being based in and having the majority of our operations in China. Accordingly, we are restating in their entirety the following sections of our Form
20-F:
(i) Part I – Item 3 (Key Information) and Item 4 (Information on the Company) and (ii) Part III – Item 19 (Exhibits).
Pursuant to Rule
12b-15
under the Securities Exchange Act of 1934, as amended, new certifications by our President and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are being filed as exhibits to this Amendment No. 1. Because no financial statements have been included in this Amendment No. 1 and this Amendment No. 1 does not contain or amend any disclosure with respect to Item 15 of Form
20-F,
paragraphs 3, 4, and 5 have been omitted from such certifications. The Company is not including certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) because no financial statements are filed with this Amendment No. 1.
No attempt has been made in this Amendment No. 1 to modify or update in any way the financial statements or any other items or disclosures in the Original Filing except as required to reflect the amendments discussed above. Except as otherwise noted herein, this Amendment No. 1 continues to describe conditions as of the date of the Original Filing, and the disclosures contained herein have not been updated to reflect events, results or developments that occurred after the date of the Original Filing, or to modify or update those disclosures affected by subsequent events. Among other things, forward-looking statements made in the Original Filing have not been revised to reflect events, results or developments that occurred or facts that became known to us after the date of the Original Filing, and such forward-looking statements should be read in conjunction with the Original Filing and our filings with the SEC subsequent to the filing of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and our other filings with the SEC subsequent to April 28, 2022.

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

PART I
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
Risks Related to Doing Business in China
The PRC government has significant authority to intervene or influence our operations at any time. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause our ADSs to significantly decline or loss in value.
Our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally, which could result in a material adverse change to our operations and the value of our securities.
Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although we are currently not required to obtain permission from the PRC government and have not received any denial to list on a U.S. exchange, it is uncertain whether or when we might be required to obtain permission from the PRC government to issue securities, to maintain our listing or to list additional securities on a U.S. exchange in the future. Even if such permission is obtained, it is uncertain whether it will be later denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors in the United States and result in a material adverse change to our business operations, and damage our reputation, and therefore causing the value of our ADSs to significantly decline or lose their value.
Changes in government regulations and legislation may limit our activities and affect our business operations and the price of our ADSs, and result in risks that affect our future financing plans and securities offerings, the liquidity of our investors, and the enforcement of court judgments and shareholders’ rights.
We are a joint stock limited company incorporated in China, and our controlling shareholder is China Petroleum & Chemical Corporation (a.k.a., Sinopec Corp.), which is in turn controlled by China Petrochemical Corporation. The controlling shareholder of China Petrochemical Corporation is Sinopec Group Company, which is in turn controlled by the State-owned Assets Supervision and Administration Commission of the State Council of China. Our management makes decisions with respect to our business strategies and operations in accordance with applicable laws and regulations, listing rules, and industrial policies based on procedures stipulated in our articles of association and other corporate governance documents and polices. All major corporate matters relating to our business operations are (i) submitted for the approval of our board of directors, which is required to review and approve certain operational matters, to convene general meetings of shareholders and to present certain matters to the shareholders for their approval, in each case in accordance with our articles of association, (ii) approved by resolutions adopted by our board of directors and/or shareholders, as appropriate, and (iii) carried out under the supervision of our board of supervisors. Because our business strategies are formulated, and our business operations are conducted, based on and pursuant to applicable laws and regulations and industrial policies, any changes thereto that bear on our business operations will likely have an impact on our business and our results of operations.

As an integrated petroleum and petrochemical company operating in China, our business operations may be directly affected by new laws and regulations covering our industries that are enacted by the PRC government or through the exercise of its supervisory power over our industries. The PRC government continues to exercise certain controls over the petroleum and petrochemical industry in China. These control mechanisms include setting periodically the upper limit of the retail prices for gasoline and diesel, collecting special oil income levies, deciding import and export quotas and procedures, setting safety, environmental and quality standards, and formulating policies to save energy and reduce emission.
In addition, the PRC government may continue to make and adopt changes to its existing macroeconomic and industry policies for the petroleum and petrochemical industry, including further reforming and improvement of the pricing mechanisms of refined oil products and natural gas, which could impact the development of the petroleum and petrochemical industry in China and the production and operations of the market players in such industry. Our board of directors and management, when developing and formulating our business plan and operating strategies, are required to take into consideration of those control mechanisms and industry policies, some of which may impose constraints and limitations on our business planning and strategy-making, and we cannot assure you there will not be material adverse effects on our operations and profitability. The Special Administrative Measures for Foreign Investment Access (Negative List) (2021 Version) currently in effect (the “Negative List”), while requiring enterprises incorporated in China and operating in industries that are subject to a foreign investment prohibition to obtain approval from relevant competent government authorities for their overseas securities offerings and listings, does not prohibit or impose restrictions on foreign investments in the petroleum and petrochemical industries. However, we cannot rule out the possibility that the PRC government may in the future amend and revise PRC laws and regulations in this area to advance new energy security policies.
In addition, the Measures for the Security Review of Foreign Investments (“Security Review Measures”), which were issued by the PRC government and came into effect on January 18, 2021, provide that a foreign investor must seek the approval of the competent PRC regulatory authorities prior to investing in key energy and resources sectors that have national security implications where such investment will result in such investor obtaining actual control over the invested enterprises. The Security Review Measures also provide that PRC regulatory authorities should enact implementing rules applicable to the acquisition by foreign investors of publicly-traded securities of listed companies that have or may have national security consequences, and pending the enactment of such implementing rules, there are uncertainties as to whether there are restrictions on open-market purchases of our publicly-traded ADSs by foreign investors under those measures. Given that Sinopec Corp., our controlling shareholder, and its concert parties currently hold approximately 50.85% of our outstanding shares, we do not expect any foreign investor will be able to obtain control over us by investing in our publicly-traded H shares or ADSs.
The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi (if any) owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.
Meanwhile, other than approvals and filing processes required under prevailing PRC laws and regulations, our ability to transfer money or other assets out of China or enter into business transactions with non-Chinese
parties in the ordinary course of our business have not been substantively affected by the Security Review Measures. If the PRC government, in keeping with its national security policy, promulgates new laws and regulations in the future to regulate and restrict our ability to enter into cross-border transactions or obtain foreign investments, we may be required to make adjustments to our operating and financing plans, which may in turn affect our business operations and financial position, and have material impacts on the value of our ADSs. If, in the future, foreign investments in petroleum and/or petrochemical industries in China become prohibited or restricted, investors in our ADSs may need to seek exit for their investments in accordance with applicable laws and regulations, which may result in a significant decline in the price of our ADSs and materially and adversely affect the value of the investments made in our ADSs by foreign investors.

In addition, pursuant to the Special Regulations of the State Council concerning Offering and Listing of Shares Overseas by Companies Limited by Shares promulgated in 1994, currently in effect, as a PRC company with equity securities listed in the PRC and the U.S., we are required to obtain the prior approval of the China Securities Regulatory Commission for any public offering of equity securities to foreign investors. If we fail to obtain any requisite approvals with respect to future offerings of our equity securities to foreign investors, or if we inadvertently conclude that such approvals are not required, our ability to execute our financing and equity offering plans may be significantly limited or completely hindered. Any measures taken by the PRC authorities to regulate or exert more control over securities offerings conducted overseas and foreign investments in China-based issuers may limit or hinder our ability to offer or continue to offer securities to investors outside China, and the price of our ADSs may decline significantly, leading to a material adverse effect on the value of investments in our ADSs by investors.
In light of the dynamic nature of the Chinese economy and the continuing development of the PRC legal system, the PRC authorities may promulgate new laws and regulations regulating the petroleum and petrochemical industry, or overall investment and market activities in general. Certain legislative changes are required by law to go through review and comment procedures open to certain market participants or the general public, and to the extent that such changes are made to regulate our business operation, we may have the opportunity to participate in such review and comment procedures during the policy and rule-making process. However, we cannot assure you that the rules or policies finally adopted will not adversely affect our business operations. The new regulations and policies or the amendment of current ones may at times only afford a short period for transition or adjustment, and may influence the implementation of our established business plans and operation strategies. They may also subject us to enhanced compliance scrutiny, result in more compliance costs and expenses, or otherwise adversely affect our business by requiring adjustments to our business plans and operations. For example, the PRC government has recently adopted, and may further adopt, stricter laws and regulations with respect to environmental protection and carbon emissions, which may lead to higher operating costs and expenses, and a prolonged project development timetable. As a result of those new or amended rules and policies, we may not have control over the timing or outcome of approvals of certain of our planned projects, and may encounter significant constraints on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability, which could in turn adversely affect our operations by raising our operating costs and lowering our profits or otherwise impeding our efforts to improve our operational efficiency and profitability, and further adversely affect the market expectations of our business operations. Depending on the extent to which our operations are so affected, there may be a material change in our operations and the value of our ADSs.
Specifically, the PRC government has recently taken various legislative initiatives in the area of data security and to address market monopoly concerns.

•
With respect to data security protection, the revised Measures for Cybersecurity Review (the “Measures”) took effect on February 15, 2022 and provide that critical information infrastructure operators, must evaluate potential risks that the deployment of any products and services will have on national security prior to the procurement of such products and services, and must apply for a cybersecurity review if such products and services affect or may affect national security. “Online platform operators” must apply for a cybersecurity review if any of their data processing activities affects or may affect national security. If an “online platform operator” that is in possession of personal data of more than one million users intends to list its securities on a foreign stock exchange, it must apply for a cybersecurity review. However, the Measures have not clarified if any follow-on
offering of ADSs by us will be regulated as a “listing shares on a foreign stock exchange” or whether public companies already listed overseas would be subject to regular cybersecurity reviews.

•
With respect to anti-monopoly laws and regulations, the PRC Anti-monopoly Law prohibits monopolistic activities by market participants such as the entering into monopoly agreements, the abuse of dominant market position and anti-competitive activities that have or may have an effect of eliminate or reduce competition. In addition, the National Development and Reform Commission (the “NDRC”), the State Administration of Market Regulation (the “SAMR”) and the Cyberspace Administration of China (the “CAC”), among others, jointly issued the Several Opinions on Promotion of the Standardized, Sound and Sustainable Development of Platform Economy (the “Platform Economy Opinions”), which embody legislative and regulatory anti-monopoly initiatives in relation to the “platform economy.” The Platform Economy Opinions focus on the following aspects of the platform economy: formulation and promulgation of regulations on the prohibition of unfair online anti-competitive activities; future issuance of detailed rules applicable to data processing activities conducted by online platform enterprises; the formulation of regulations on pricing; the investigation on monopoly and unfair competition activities; and the enforcement against monopolistic agreements, abuse of dominant market position and unlawful market concentration. During the reporting period of this annual report, we have not received from the CAC, the Ministry of Public Security or its local counterparts, or any industrial regulatory authorities, any notices imposing administrative penalties against us or demanding any remedial actions be taken in relation to data security matters.

We do not believe the abovementioned rules currently have a material impact on our capacity to operate our business in the ordinary course, obtain foreign investment, or maintain our listing overseas, however that could change in the future.
Recent greater oversight by the Cyberspace Administration of China (“CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business.
The PRC government has recently taken various legislative initiatives in the area of data security and to address market monopoly concerns. On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “CAC Revised Measures”) to replace the original Cybersecurity Review Measures. The CAC Revised Measures took effect on February 15, 2022 and provide that (i) critical information infrastructures operators, or CIIOs, must evaluate potential risks that the deployment of any products and services will have on national security prior to the procurement of such products and services, and must apply for a cybersecurity review if such products and services affect or may affect national security, and “online platform operators” must apply for a cybersecurity review if any of their data processing activities affects or may affect national security, and (ii) if an “online platform operator” that is in possession of personal data of more than one million users intends to list its securities on a foreign stock exchange, it must apply for a cybersecurity review. However, the measures have not clarified if any follow-on
offering of ADSs by us will be regulated as a “listing shares on a foreign stock exchange” or whether public companies already listed overseas would be subject to regular cybersecurity reviews. In addition, the NDRC, the SAMR and the CAC, among others, jointly issued the Platform Economy Opinions, which embodies legislative and regulatory anti-monopoly initiatives in relation to the “platform economy.” The Platform Economy Opinions focus on the following aspects of the platform economy: formulation and promulgation of regulations on the prohibition of unfair online anti- competitive activities; future issuance of detailed rules applicable to data processing activities conducted by online platform enterprises; the formulation of regulations on pricing; the investigation on monopoly and unfair competition activities; and the enforcement against monopolistic agreements, abuse of dominant market position and unlawful market concentration. During the reporting period of this annual report, we have not received from the CAC, the Ministry of Public Security or its local counterparts, or any industrial regulatory authorities, any notices imposing administrative penalties against us or demanding any remedial actions be taken in relation to data security matters. We do not believe the abovementioned rules currently have a material impact on our capacity to operate our business in the ordinary course, obtain foreign investment, or maintain our listing overseas, they could in the future. To the extent any current regulation or policy promulgated by the CAC applies to us, we believe we are in full compliance. Up to now, we have not received any notices from the CAC, the Ministry of Public Security or its local counterparts that the company is a critical information infrastructures operator. Based on the advice of counsel provided by Beijing Haiwen Law Firm upon which we have relied, we do not believe that we are subject to the review of, nor require the approval of, the CAC at this time. We can provide no assurance, however, that the CAC will not take a different position, or other regulations and policies that may be issued in the future and their implementation may further require the company to comply with stricter compliance conditions, adjust the company’s business operation mode and business plan, or have a significant impact on our ability to accept foreign investment or maintain its listing in the United States or other overseas markets.
Interpretation and enforcement of Chinese laws and regulations is uncertain and may change quickly, which could result in a material and negative impact our business operation, decrease the value of our ordinary shares and limit the legal protections available to us.
The Chinese legal system is based on statutory law. Under this system, prior court decisions may be cited as persuasive authority, but do not have the binding effect of precedents. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws and considerable progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investment, commerce, taxation and trade. Because these laws, regulations and legal requirements are relatively new and prior court decisions have little precedential value, the interpretation and enforcement of these laws, regulations and legal requirements may change quickly and involve greater uncertainty than in other jurisdictions.
From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

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
The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. See “—
Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment
” for information about the PRC foreign exchange regulations. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant influence over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.
While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. Our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the Chinese government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China and the rate of China’s economic growth has slowed down. Meanwhile, the global pandemic of
COVID-19
and geopolitical events since 2020 have affected the global and Chinese economies to varying degrees. Any continued slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.
Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.
The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi (if any) owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.
Since 2016, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting processes are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fail to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Certain judgments obtained against our directors and/or officers by our shareholders may not be enforceable.
We are a joint stock limited company incorporated under the laws of China. The majority of our directors and other members of management reside within China or Hong Kong. As a result, your ability to bring an action against us or against these individuals in the U.S. in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise, or the procedures in relation thereto, may be subject to uncertainties. Even if you are successful in bringing an action of this kind, it may be difficult for you to enforce judgments against us or these individuals in U.S. courts.
In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates basic principles of PRC law or national sovereignty, security, or the public interest. These policies may make it even more difficult to enforce any judgments obtained from foreign courts against such persons compared to other jurisdictions.
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
the scope and severity of the outbreaks and the actions taken by governmental authorities to contain any outbreaks. The long-term impact of the
COVID-19
pandemic on our performance also depends in large part on the effect of the pandemic on global and regional economies and the response of world financial markets. For example, the lockdown of Shanghai and other municipalities in China in early 2022 may adversely affect the near-term growth of the Chinese economy. An extended outbreak could depress global economic activity, disrupting our operations, reducing demand for our products and adversely impacting our financial performance.
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
We consume large amounts of crude oil to manufacture our products of which more than 95% is typically imported. We attempt to mitigate the effect of increased costs due to rising crude oil prices. However, our ability to pass on these increased costs to our customers is dependent on market conditions and government regulations. Given that the increase of the sales prices of our products may lag behind the increase of crude oil costs, we may fail to completely cover the increased costs by increasing our sales prices, particularly where government regulations restrict the prices of certain of our fuel products. In particular, gasoline, diesel and jet fuel, and liquefied petroleum gas are subject to government price controls at present. In 2019, 2020 and 2021 approximately 44.81%, 43.64%, and 47.01%, respectively, of our net sales were from such products subject to price controls. Although the current price-setting mechanism for refined petroleum products in China allows the Chinese government to adjust price in the PRC market when the average international crude oil price fluctuates beyond certain levels within a certain time period (see
Item 4. Information on the Company – B. Business
Overview – Product Pricin
g), the Chinese government still retains discretion as to whether or when to adjust the prices of the refined oil products. The Chinese government generally exercises certain price control over refined oil products once international crude oil prices experience a sustained rise or become significantly volatile. For instance, some of our fuel products are required to be sold to designated distributors (such as the subsidiaries of Sinopec Corp.). Because we cannot freely sell our fuel products to take advantage of possible opportunities for higher prices, we may not be able to fully cover increases in crude oil prices by increasing the sale prices of our products, which has had and will possibly continue to have a material adverse effect on our financial condition, results of operations and cash flows.
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
As most of our business is conducted in China, our operations are governed principally by the laws of China. Despite the continuing improvement of the PRC Company Law and Securities Law, Chinese legal provisions for the protection of shareholders’ rights and access to information are different from those applicable to companies formed in the United States, Hong Kong, the United Kingdom and other developed countries or regions. You may not enjoy shareholders’ protections under Chinese law that you would be entitled to in other jurisdictions. We are a foreign private issuer, and therefore exempt from certain rules under the Exchange Act that are applicable to U.S. domestic public companies, such as rules relating to the having a majority of independent directors; independent audit committee members, compensation committee members and nominating committee members; obtaining shareholder approval for certain issuances of securities; or certain reporting requirements and certifications. Significant differences between our corporate governance practices and those of U.S. issuers listed on the NYSE are further described under
Item 16G
.
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
On December 2, 2021, the SEC adopted final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. On December 16, 2021, the PCOAB determined that it is unable to inspect or completely investigate registered public accounting firms headquartered in China, including our auditor. Because our auditor is subject to such determination by the PCAOB, we have been identified as a Commission-Identified Issuer for the fiscal year ended December 31, 2021. Under the final rules enacted by the SEC pursuant to the HFCA Act, Commission-Identified Issuer securities will be delisted and/or have a trading halt imposed as soon as practicable after it is classified as a Commission-Identified Issuer for three consecutive years. However, on June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive classification years required for triggering the prohibitions under the HFCA Act from three years to two years. During such period of time we would need to identify and engage an accounting firm that is subject to PCAOB inspections to avoid such trading prohibition.
On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China relating to inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong. PCAOB inspections under the Statement of Protocol are currently expected to commence in mid-September
2022, at which time the PCAOB will have an opportunity to determine if it is receiving the complete access to audit work papers and personnel required under the HFCA Act. The Company and/or its auditor will be required to provide materials and information in accordance with the Statement of Protocol. The PCAOB is required to reassess its determinations with regard to inspecting and investigating in mainland China and Hong Kong by the end of 2022.
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
Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Since PFIC status depends on the composition of our income and the composition and value of our assets from time to time, there can be no assurance that we are not currently a PFIC or that we will not be considered a PFIC for the current year, or for any future taxable year. If we are characterized as a PFIC, U.S. investors may suffer adverse tax consequences, including increased U.S. tax liabilities and reporting requirements. For further discussion of the adverse U.S. federal income tax consequences of our possible classification as a PFIC, see
Item 10. Additional Information – E. Taxation – U.S. Taxation
.
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
Doing Business in China
As an integrated petroleum and petrochemical company operating in China, our business operations may be directly affected by new laws and regulations covering our industries that are enacted by the PRC government or the exercise of its supervisory power over our industries. The PRC government continues to exercise certain controls over the petroleum and petrochemical industry in China. These control mechanisms include periodically setting the upper limit of the retail prices for gasoline and diesel, collecting special oil income levies, deciding import and export quotas and procedures, setting safety, environmental and quality standards, and formulating policies to save energy and reduce emission. In addition, the PRC government may continue to make and adopt changes to its existing macroeconomic and industry policies for the petroleum and petrochemical industry, including further reform and improvement of pricing mechanisms of refined oil products and natural gas, which could impact the development of the petroleum and petrochemical industry in China and the production and operations of the market players in such industry. Our board of directors and management, when developing and formulating our business plan and operating strategies, are required to take into consideration those control mechanisms and industry policies, some of which may impose constraints and limitations on our business planning and strategy. We cannot assure you that these control mechanisms will not have a material adverse effect on our operations and profitability.
The Negative List, while requiring enterprises incorporated in China and operating in industries that are subject to foreign investment prohibition to obtain approval from relevant competent government authorities for their overseas securities offerings and listings, does not prohibit or impose restrictions on foreign investments in the petroleum and petrochemical industries. However, we cannot rule out the possibility that the PRC government may in the future amend and revise PRC laws and regulations in this area to advance new energy security policies. In addition, the Security Review Measures provide that a foreign investor must seek the approval of the competent PRC regulatory authorities prior to investing in key energy and resources sectors that have national security implications where such investment will result in such investor obtaining actual control over the invested enterprises. The Security Review Measures also provides that PRC regulatory authorities should enact implementing rules applicable to the acquisition by foreign investors of publicly-traded securities of listed companies that have or may have national security consequences, and pending the enactment of such implementing rules, there are uncertainties as to whether there are restrictions on open-market purchase of our publicly-traded ADSs by foreign investors under said measures. Given that Sinopec Corp., our controlling shareholder, and its concert parties currently hold approximately 50.85% of our outstanding shares, we do not expect any foreign investor will be able to obtain control over us by investing in our publicly traded H shares or ADSs.
The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi (if any) owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

Meanwhile, other than approvals and filing processes required under prevailing PRC laws and regulations, our ability to transfer money or other assets out of China or enter into business transactions with non-Chinese
parties in the ordinary course of our business has not been substantively affected by the Security Review Measures. If the PRC government, in keeping with its national security policy, promulgates new laws and regulations in the future to regulate and restrict our ability to enter into cross-border transactions or obtain foreign investments, we may be required to make adjustments to our operating and financing plans, which may in turn affect our business operations and financial position, and have material impacts on the value of our ADSs. If, in the future, foreign investments in petroleum and/or petrochemical industries in China become prohibited or restricted, investors in our ADSs may need to seek exit for their investments in accordance with applicable laws and regulations, which may result in a significant decline in the price of our ADSs and materially and adversely affect the value of the investments made by such foreign investors.
Our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The PRC government has significant authority to intervene or influence our operations at any time, which could result in a material adverse change to our operations and the value of our securities.
Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although we are currently not required to obtain permission from the PRC government and have not received any denial to list on a U.S. exchange, it is uncertain whether or when we might be required to obtain permission from the PRC government to maintain our current listing or list additional securities on U.S. exchanges in the future. Even if such permission is obtained, it is uncertain whether it will be later denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors in the United States and result in a material adverse change to our business operations, and damage our reputation, and therefore causing the value of our ADSs to significantly decline or lose their value.
The PRC government has recently taken various legislative initiatives in the area of data security and to address market monopoly concerns. On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “CAC Revised Measures”) to replace the original Cybersecurity Review Measures. The CAC Revised Measures took effect on February 15, 2022 and provide that (i) critical information infrastructures operators, or CIIOs, must evaluate potential risks that the deployment of any products and services will have on national security prior to the procurement of such products and services, and must apply for a cybersecurity review if such products and services affect or may affect national security, and “online platform operators” must apply for a cybersecurity review if any of their data processing activities affects or may affect national security, and (ii) if an “online platform operator” that is in possession of personal data of more than one million users intends to list its securities on a foreign stock exchange, it must apply for a cybersecurity review. However, the measures have not clarified if any follow-on
offering of ADSs by us will be regulated as a “listing shares on a foreign stock exchange” or whether public companies already listed overseas would be subject to regular cybersecurity reviews. In addition, the NDRC, the SAMR and the CAC, among others, jointly issued the Platform Economy Opinions, which embodies legislative and regulatory anti-monopoly initiatives in relation to the “platform economy.” The Platform Economy Opinions focuses on the following aspects of the platform economy: formulation and promulgation of regulations on the prohibition of unfair online anti- competitive activities; future issuance of detailed rules applicable to data processing activities conducted by online platform enterprises; the formulation of regulations on pricing; the investigation on monopoly and unfair competition activities; and the enforcement against monopolistic agreements, abuse of dominant market position and unlawful market concentration. During the reporting period of this annual report, we have not received from the CAC, the Ministry of Public Security or its local counterparts, or any industrial regulatory authorities, any notices imposing administrative penalties against us or demanding any remedial actions be taken in relation to data security matters. We do not believe the abovementioned rules have a material impact on our capacity to operate our business in the ordinary course, obtain foreign investment, or maintain our listing overseas. To the extent any current regulation or policy promulgated by the CAC applies to us, we believe we are in full compliance. Up to now, we have not received any notices from the CAC, the Ministry of Public Security or its local counterparts that the company is a critical information infrastructures operator. Based on the advice of counsel provided by Beijing Haiwen Law Firm upon which we have relied, we do not believe that we are subject to the review of, nor require the approval of, the CAC at this time. We can provide no assurance, however, that the CAC will not take a different position, or other regulations and policies that may be issued in the future and their implementation may further require the company to comply with stricter compliance conditions, adjust the company’s business operation mode and business plan, or have a significant impact on our ability to accept foreign investment or maintain its listing in the United States or other overseas markets.

In light of the dynamic nature of the Chinese economy and the continuing development of the PRC legal system, the PRC authorities may promulgate new laws and regulations regulating the petroleum and petrochemical industry, or overall investment and market activities in general. Certain legislative changes are required by law to go through review and comment procedures open to certain market participants or the general public, and to the extent that such changes are made to regulate our business operation, we may have the opportunity to participate in such review and comment procedures during the policy and rule-making process. However, we cannot assure you that the rules or policies finally adopted will not adversely affect our business operations. The new regulations and policies or the amendment of current ones may at times only afford a short period for transition or adjustment, and may influence the implementation of our established business plans and operation strategies. They may also subject us to enhanced compliance scrutiny, result in more compliance costs and expenses, or otherwise adversely affect our business by requiring adjustments to our business plans and operations. For example, the PRC government has recently adopted, and may further adopt, stricter laws and regulations with respect to environmental protection and carbon emissions, which may lead to higher operating costs and expenses, and a prolonged project development timetable. As a result of those new or amended rules and policies, we may not have control over the timing or outcome of approvals of certain of our planned projects, and may encounter significant constraints on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability, which could in turn adversely affect our operations by raising our operating costs and lowering our profits or otherwise impeding our efforts to improve our operational efficiency and profitability, and further adversely affect the market expectations of our business operations. Depending on the extent to which our operations are so affected, there may be a material change in our operations and the value of our ADSs.
The occurrence of any, some or all of the legal and operational risks described above and discussed under the heading “
Risks Related to Doing Business in China
” under Item 3.C of this Annual Report could cause the value of our securities to significantly decline or lose their value.
Commission-Identified Issuer
The PCAOB issued a HFCA Act Determination Report to the SEC on December 16, 2021, notifying the SEC of its determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in China because of a position taken by one or more authorities in China (the “PCAOB PRC Determination”). Our auditor is subject to the PCAOB PRC Determination. As a result, our ADSs may be delisted or prohibited from trading in the over-the-counter
trading market in the United States under the HFCA Act, the occurrence or threatened occurrence of which may materially affect the value of our securities.
On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. These rules apply to certain registrants, or the Commission-Identified Issuers, that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Because our auditor is subject to the PCAOB PRC Determination, we have been identified as a Commission-Identified Issuer for the fiscal year ended December 31, 2021.
Under the final rules enacted by the SEC pursuant to the HFCA Act, Commission-Identified Issuer securities will be delisted and/or have a trading halt imposed as soon as practicable after it is conclusively classified as a Commission-Identified Issuer for three consecutive years. However, on June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCA Act from three years to two years. Furthermore, the SEC may propose additional rules or guidance that could impose more stringent disclosure requirements or more unfavorable delisting and/or trading prohibition timeline under the HFCA Act regime.
On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China relating to inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong. PCAOB inspections under the Statement of Protocol are currently expected to commence in mid-September 2022, at which time the PCAOB will have an opportunity to determine if it is receiving the complete access to audit work papers and personnel required under the HFCA Act. The Company and/or its auditor will be required to provide materials and information in accordance with the Statement of Protocol. The PCAOB is required to reassess its determinations with regard to inspecting and investigating in mainland China and Hong Kong by the end of 2022.
As stated above, our auditor is subject to the PCAOB PRC Determination and as a result we are classified as a “Commission-Identified Issuer.” Therefore, investors may lose confidence in our financial statements and reporting, the price of our securities may be adversely affected and our securities could be delisted or prohibited from being traded over-the-counter
under the HFCA Act. Further, uncertainties relating to potential legislative changes in this area could cause the market price of our ADSs to be materially affected and our securities to be delisted or prohibited from trading earlier than the timeframe that is currently provided under the HFCA Act. In the event of the delisting of our securities or the prohibition of our securities from trading, investors in our ADS will need to dispose of their ADSs or exchange their ADSs for our H shares on applicable terms and conditions and may suffer significant loss on their investment. If any investor fails to exchange any of our ADSs for our H Shares for any reason, such ADSs may significantly decline in value or lose their value due to their loss of liquidity on the NYSE.

Transfer of Cash through Our Organization
Sinopec Shanghai Petrochemical Co Ltd, is a joint stock limited company incorporated in China, and operates its business in China in accordance with the scope of business as set forth in its articles of association. The Company directly and indirectly owns equity interests in its PRC subsidiaries, and there is no variable interest entity within the group. All cash flows among the Company, the parent company and the subsidiaries represent equity contributions, dividends and distributions, loans and other cash flow items underlying business activities made during the ordinary course of their business.
The Company is not a holding company established solely to hold equity interest in its operating subsidiaries but an operating company and independently generates revenue from its business operations. The Company is not solely relying on dividends and distributions declared and paid by its subsidiaries to satisfy its needs of funding. Having considered the status of its business operation and financial management, the Company has established a centralized treasury system within the group with the aim to effectively coordinate the fund and budget management at group level based on consolidated funding and budgeting regime, for the purpose of maintaining a sufficient cash reserve for the Company while optimizing funding management efficiently. As of December 31, 2021, the Company directly owns more than 90% of total consolidated assets and more than 95% of the consolidated cash and cash equivalents of the group. For the year ended December 31, 2021, the Company directly generated more than 85% of the total consolidated revenue of the group. Therefore, the Company can continue to generate sufficient funding for its business operations. On the other hand, the day-to-day
sales from the Company’s business include inter-segment sales in the ordinary course of business, which are eliminated during the preparation of its consolidated financial statements and therefore will not be reflected under the line items of its consolidated revenues. As a result, the Company believes the preparation of cash flow and transfer of assets between the company and its subsidiaries is not meaningful to investors.
As disclosed on pages 28 to 29 of the Original Filing, our parent company, China Petroleum & Chemical Corporation (“Sinopec Corp.”) is the largest integrated petroleum company in China. Any cash flow and transfer of assets between our company and our parent company mainly involves (1) distribution of dividends based on shareholding and (2) funds transfer in the normal course of business. As disclosed on page 4 of the Form
20-F,
our parent company has from time to time provided a variety of services to us, including the supply of raw materials, product distribution and sales agency, project design and installment service, petrochemical industry related insurance and financial services. We also sell oil and petrochemical products to Sinopec Corp. and its affiliates. These businesses are carried out on normal commercial terms and are in compliance with the relevant regulatory requirements in all material respects, and therefore the corresponding fund flows are not subject to any additional restrictions. Transactions between the Group and Sinopec Corp., its subsidiaries and joint ventures have been separately disclosed in Note 33 Related-party transactions of Item 17. Financial Statements.
The current foreign exchange regulations have significantly reduced the government’s foreign exchange control over transactions under the current account, including trade, services and dividend payments involving foreign exchange transactions. Foreign exchange transactions under capital account (including payment of principal of foreign currency debt) are still subject to strict foreign exchange control and need to be approved by the State Administration of foreign exchange. Such restrictions may affect the company’s ability to obtain foreign exchange through debt or equity financing. The Chinese government has publicly announced its plan for the free convertibility of RMB in the future. However, the company cannot predict whether the government will continue to adopt the current foreign exchange management system and when it will allow the free convertibility of RMB. The company’s income denominated in foreign currency and the exchange of RMB to foreign currency are the main sources of the company’s foreign currency funds. Up to now, the company’s currency exchange has not been significantly restricted, and the company’s ability to carry out daily operations, dividend payment and investment plans has not been significantly affected; The foreign currency currently held by the company is also sufficient to meet the needs of performing the financial obligations denominated in foreign currency. If the company is subject to more stringent foreign exchange control measures in the future, and therefore cannot obtain the required foreign currency through exchange in time, the company’s ability to pay financial obligations denominated in foreign currency according to the business plan may be significantly affected. In the case that the company cannot further obtain sufficient foreign currency funds, the company may therefore breach some foreign-related agreements and fail to pay dividends according to the plan, or unable to further carry out overseas business and investment activities.

Dividend Distribution Policy
According to the articles of association, our board of directors will determine the payment of dividends, if any, with respect to our shares on a per share basis. Any final dividend for a financial year shall be subject to shareholders’ approval. The board may declare interim and special dividends at any time under general authorization by a shareholders’ ordinary resolution. A decision to declare or to pay any dividends in the future and the amount of any dividends will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may determine to be important.
For holders of our H shares, cash dividend payments, if any, shall be declared by our board of directors in Renminbi and paid in Hong Kong dollars. The depositary will convert the Hong Kong dollar dividend payments and distribute them to holders of ADSs in US dollars, less expenses of conversion.
The Company may distribute dividends in the following forms: cash, shares or other forms provided by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company’s shares are listed. The Company shall give priority to the distribution of dividends in cash. The Company may make interim dividends distribution. The Company shall distribute cash dividends when the Company’s net profit and retained earnings, in separate financial statement, are positive and the Company has adequate cash inflows over the requirements of cash outflows of operation and sustainable development. The cash dividends per annum should not be less than thirty percent of the net profit of the Company in the current year. Dividends in the form of shares will be distributed to the depositary and, except as otherwise described in the Deposit Agreement, will be distributed by the depositary in the form of additional ADSs, to holders of ADSs. The Company will be required to, pursuant to applicable PRC laws and regulations, withhold
10-20%
dividend tax (based on the status of the shareholder) for dividends paid to holders of H shares (including ADSs representing such H shares), and make filing pursuant to applicable foreign exchange control procedures for the payment of such dividends. In addition, ADS holders will be required to pay applicable service fees in relation to the distribution of cash dividends pursuant to the Deposit Agreement for the Company’s American Depositary Shares.
In addition, foreign exchange transactions under the capital account, including principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of SAFE. While we have not been denied of our applications for foreign exchange for the payment of our dividends, we cannot rule out the possibility that such control and limitation could affect our ability to obtain foreign exchange to pay cash dividends declared on our H shares (including ADSs representing our H shares). Consequently, we cannot assure that foreign investors’ investment will not be subject to foreign exchange payment risks as a result of these foreign exchange control measures. See “Legal, Regulatory or Political Risk Factors—If the Chinese government changes current regulations that allow us to make payments in foreign currencies, we may be unable to obtain the foreign currency necessary for our business.”
Since the Company’s shares were listed in Hong Kong and the U.S. in 1993, the Company has distributed dividends to its shareholders over 25 times, and has never experienced any restrictions.
During the reporting period of this annual report, the company used its own funds to distribute a final dividend of RMB 0.1 per share (tax included). For the financial year ended December 31, 2021, dividends of RMB 0.1 per share (tax included) were distributed throughout the year. For
H-share
holders, cash dividends are declared in Renminbi and paid in Hong Kong dollars. After receiving dividends in Hong Kong dollars, the depositary bank converts them into US dollars for distribution to holders of ADS.
According to the relevant laws and regulations of China, the company shall withhold and pay 10% of the dividend tax when distributing dividends to the ADS holders who are paid through the depositary bank. In addition, the ADS holders shall bear the service fees related to cash dividend distribution in accordance with the deposit agreement. In 2021, each ADR (equal to 100 H shares) received a dividend of US $1.56. After deducting the 10% dividend tax withheld and the deposit bank’s distribution fee of US $0.21/ADS for each dividend, the ADS holders actually received US $1.35/ADS. In 2021, the aggregate dividend paid to the ADS holders through the depositary bank was about US $436.32m.
Permits and Approvals
We are required to obtain permits and approvals for the operation of our business pursuant to applicable PRC laws, regulation and industrial policies. The following chart sets forth our current licenses, allowing us to operate our business in certain places and industries:

License	Underlying Business/Activities	Competent/Approving Authority
Port Operation License	Providing wharf facilities, storage, etc. for ships	Authorities of transportation
Newspaper Publishing License	Newspaper publishing	Authorities of press and publication
Power Business License	Engaging in power business	Authorities of energy management
Water-taking License	Using water resource	Authorities of water management
Radiation Safety License	Using specific radioactive sources	Authorities of environment protection management
Pollutant discharge License	Discharging pollutants into the environment	Authorities of ecological environment management
Work Safety License	Safe production activities	Authorities of Work Safe Regulation and Supervision (Ministry of Emergency Management and its counterparts)
Safety Production License for Hazardous Chemicals	Production of hazardous chemicals	Authorities of Work Safe Regulation and Supervision (Ministry of Emergency Management and its counterparts)
National Industrial Product Production License	Industrial product production	Authorities of quality and technology management
Mobile Pressure Vessel Filling License	Low pressure liquefied gas filling	Authorities of Work Safe Regulation and Supervision (Ministry of Emergency Management and its counterparts)
Shanghai Port Shoreline use License	Using shoreline	Authorities of port management
We have obtained all approvals and permits that are material for our business operations under the PRC laws and regulations, and we have not been subject to any material administrative penalties from the PRC regulatory authorities nor have any permissions or approvals ever been denied. However, we cannot rule out the possibility of new requirements for approvals and permits in the future. If we fail to obtain relevant approvals and permits in time, our business operations of may be adversely affected. In addition, pursuant to the Special Regulations of the State Council concerning Offering and Listing of Shares Overseas by Companies Limited by Shares promulgated in 1994, currently in effect, as a PRC company with equity securities listed in the PRC and the U.S., we are required to obtain the prior approval of the China Securities Regulatory Commission (the “CSRC”) for any public offering of equity securities to foreign investors. In addition, we may be subject to legal liabilities under the PRC Securities Law if our offering or the trading of our securities overseas is deemed to “disrupt the order of PRC domestic market and harm legitimate rights and interests of PRC domestic investors”. We have received from the CSRC the approval for our public offerings of equity securities in the past. We are required to continue to comply with the provisions of the PRC Securities Law and we remain subject to the supervision of the PRC regulatory authorities. However, we cannot assure you that we can timely receive such approval if we wish to make any new equity offerings in the future.
If we fail to obtain any requisite approvals with respect to future offerings of our equity securities to foreign investors, or if we inadvertently conclude that such approvals are not required, our ability to execute our financing and equity offering plans may be significantly limited or completely hindered. In the absence of alternative sources of financing, this could impede our efforts to improve our liquidity or expand our business operation, and we cannot assure you that there will not be material negative impacts on our financial condition and result of operations, or a significant decline in the value of our ADSs. Furthermore, we cannot assure you that PRC authorities will not promulgate new laws to further regulate the listing of our ADSs, or impose new compliance obligations for us to maintain the listing of our ADSs. Certain of our actions in relation to our overseas listing may also constitute a violation of PRC Securities Law or other relevant laws, and as a consequence, subject us to penalties, including without limitation fines, limitations on our ability of financing activities, or the suspension or termination of certain aspects of our business operations, which may in turn result in substantial difficulty for us to maintain our listing overseas.
Pursuant to the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) issued by the CSRC on December 24, 2021, collectively, the Overseas Listing Rules, the abovementioned Special Regulations of the State Council concerning Offering and Listing of Shares Overseas by Companies Limited by Shares will be replaced upon the effectiveness of the Overseas Listing Rules. The Overseas Listing Rules provides that our overseas refinancing activities may be subject to a filing process within three business days after their completion. However, it is uncertain when and in what form the Overseas Listing Rules will be enacted. If we fail to obtain any requisite approvals with respect to future offerings of our equity securities to foreign investors, or if we inadvertently conclude that such approvals are not required, our ability to execute our financing and equity offering plans may be significantly limited or completely hindered. In the absence of alternative sources of financing, this could impede our efforts to improve our liquidity or expand our business operations, and we cannot assure you that there will not be material negative impacts on our financial condition and results of operations, or a significant decline in the value of our ADSs. Furthermore, we cannot assure you that PRC authorities will not promulgate new laws to further regulate the listing of our ADSs, or impose new compliance obligations for us to maintain the listing of our ADSs. Certain of our actions in relation to our overseas listing may also constitute a violation of PRC Securities Law or other relevant laws, and as a consequence, subject us to penalties, including without limitation, fines, limitations on our ability of financing activities, or the suspension or termination of certain aspects of our business operations, which may in turn result in substantial difficulty for us to maintain our listing overseas. Any measures taken by the PRC authorities to regulate or exert more control over securities offerings conducted overseas and foreign investments in China-based issuers may limit or hinder our ability to offer or continue to offer securities to investors, and the price of our ADSs may decline significantly, leading to a material adverse effect on the value of investments in our ADSs by investors.

Business Strategies
Our development objectives are to evolve itself into a “leading domestically, first-class globally” energy and chemical and new material enterprise. The key components of the Company’s development strategy are as follows: to take into account both low cost and differentiation, and to focus on both scale and refinement. The Company focuses on value and market orientation, creativity, talents as the backbone of the Company, the emphasis of environment and low carbon emissions and integrated development, to realize low cost and large scale of the upstream, and high value- added and refinement of the downstream. The Company will give full play to its advantages of a wide product chain, diversified products and close monitoring of the market to enhance competitiveness. Under the guidance of the above development strategy, according to the requirements of North- South Transformation Policy raised by Shanghai Government, the Company will (a) actively promote the transition from oil refining to chemical industry, the transition from chemical industry to materials, the transition from materials to high-end
products, and the transition from parks to ecology, (b) carry out comprehensive technological transformation and quality upgrades, and (c) further optimize refining product structure to better meet the market needs. The Company will seek to strengthen the core industries of mid-to-high-end
new materials such as carbon fiber, and take polyester, polyolefin, elastomer, and
C-5
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
The Company will seek to comprehensively promote the establishment of the HSSE management system and establish and improve the PDCA closed-loop management mechanism. Under the key theme of “identifying major risks, eliminating major hidden dangers, and preventing major accidents”, the Company seeks to strengthen risk management and control in key areas and key links, and continue to tighten contractor safety management and control. Furthermore, the Company will endeavor to continue to improve employees’ safety awareness and skills and promote the creation of a culture that values safety. The Company will also emphasize implementing a green and clean strategy and strengthen carbon emission management to realize stable and standard- meeting emission of waste gas and wastewater to ensure that VOCs’ average concentration at the boundary was less than 100 micrograms/m3 and strengthen carbon emission management. The Company also seeks to make a good effort in the supply of anti- epidemic materials, in dealing with emergencies and the workforce’s stability to ensure the safety and physical and mental health of employees, and to strengthen employee safety education and comprehensively improve employee health management standards.

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
With a focus on its strategic planning, the Company seeks to explore its path in organizational reorganization along the business or industrial chain to establish an organizational system which is in line with the management scope. The Company plans to reorganize its organizations and streamline work processes as well as integrate positions, and focus on key tasks in the reform, such as the reformation of “three systems”, the reformation of its scientific research regime, and a sound market-oriented operating system. The Company shall continue to promote its process management to improve the efficiency of business collaboration between different departments. The Company shall also strive to strengthen the management of investment enterprises, and incorporate wholly-owned and controlling subsidiaries into the Company’s integrated management system. The Company shall also fully carry out benchmarking and upgrading, and strengthen cost target management across its entire staff, while further tapping potentials and raise efficiency, with strict control on various expenses and expenditures. The Company also plans to integrate business and finance, and transformation from accounting finance to management finance. The Company also intends to implement transparent management, optimize business processes, improve management efficiency and quality, and makes good use of information technology to quickly and effectively convey the Company’s decisions and plans to, and deployment at, the grass-roots level. The Company is also establishing a retroactive investigation mechanism designed to ensure all the employees are clear about the goals and responsibilities and provided with proper motivation.

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
The following table shows a comparison of the production volume and sales volume in 2020 and 2021 by our major products.

	Production			Sales
Products	2021 (10,000 tons)	2020 (10,000 tons)	Year-on-year change	2021 (10,000 tons)	2020 (10,000 tons)	Year-on-year change
Diesel Note1	338.80	398.21	-14.92%	338.10	398.61	-15.18%
Gasoline	339.64	327.30	3.77%	340.23	328.18	3.67%
Jet Fuel Note1	118.45	112.45	5.34%	99.57	99.43	0.14%
Paraxylene	49.63	66.24	-25.08%	46.53	45.64	1.95%
Benzene Note2	30.67	37.21	-17.58%	29.99	33.14	-9.51%
Ethylene Glycol	15.07	23.67	-36.33%	4.14	12.73	-67.48%
Ethylene Oxide	33.56	31.30	7.22%	32.78	30.53	7.37%
Ethylene Note2	71.28	82.52	-13.62%	—	—	—
Polyethylene	49.62	58.12	-14.62%	49.63	57.85	-14.21%
Polypropylene	45.59	49.29	-7.51%	42.26	45.16	-6.42%
Polyester Pellet Note2	34.34	33.99	1.03%	30.24	29.33	3.10%
Acrylic	7.10	11.55	-38.53%	7.32	11.69	-37.38%
Polyester Staple	2.62	3.37	-22.26%	2.73	3.40	-19.71%

Notes: 1. Excludes sales volume of proceeds on order.
2. The difference between production and sales are internal sales.
The above-mentioned sales volume does not include the trading of our petrochemical products.
The following table shows our 2021 net sales by major products as a percentage of total net sales together with the typical uses of these products.

Product	% of net sales	Typical Use
SYNTHETIC FIBERS
Polyester staple fiber	0.22	Textiles and apparel
Acrylic staple fiber	1.52	Cotton type fabrics, wool type fabrics
Others	0.07
Sub-total	1.81
RESINS AND PLASTICS
Polyester chips	2.22	Polyester fibers, films and containers
Polypropylene pellets	4.80	Films, ground sheeting, wire and cable compound and other injection molding products such as housewares and toys
Polyethylene pellets	4.19	Films or sheets, injection molding products such as housewares, toys and household electrical appliances and automobile parts
Polyvinyl alcohol (“PVA”)	0.01	PVA fibers, building coating materials and textile starch
Others	1.91
Sub-total	13.13
INTERMEDIATE PETROCHEMICALS
Ethylene	0.00	Feedstock for polyethylene, ethylene glycol, polyvinyl chloride and other intermediate petrochemicals which can be further processed into resins, plastics and synthetic fiber.
Ethylene oxide	2.91	Intermediate products for the chemical and pharmaceutical industry, including dyes, detergents and adjuvant
Benzene	2.42	Intermediate petrochemical products, styrene, plastics, explosives, dyes, detergents, epoxies and polyamide fiber

Paraxylene	3.44	Intermediate petrochemicals and polyester
Butadiene	0.82	Synthetic rubber and plastics
Ethylene glycol	0.25	Fine chemicals
Others	4.37
Sub-total	14.21
PETROLEUM PRODUCTS
Gasoline	22.70	Transportation fuels
Diesel	18.13	Transportation fuels and agricultural machinery fuels
Jet Fuel	4.83	Transportation fuels
Others	9.53
Sub-total	55.19
Trading of petrochemical products	14.56	Import and export trade of petrochemical products (purchased from domestic and overseas suppliers)
Others	1.10
Total	100.00
The following table provides a detailed description of our major products by industry segment, primary upstream raw materials, transport and storage method, primary downstream application fields and key price-influencing factors:

Product	Industry segment	Primary upstream raw material	Transport/storage method	Primary downstream application fields	Key price-influencing factors
Diesel	Petroleum products	Petroleum	Pipeline transportation and shipping/ storage tank	Transportation fuel, agricultural machinery fuel	International crude oil price, government control
Gasoline	Petroleum products	Petroleum	Pipeline transportation and shipping/ storage tank	Transportation fuel	International crude oil price, government control
Jet Fuel	Petroleum products	Petroleum	Pipeline transportation and shipping/ storage tank	Transportation fuel	International crude oil price, supply-demand balance
Paraxylene	Intermediate petrochemicals	Naphtha	Road transportation/ storage tank	Intermediate petrochemical products and polyester	Raw material price, supply-demand balance
Benzene	Intermediate petrochemicals	Naphtha	Road transportation, shipping, rail transportation/ storage tank	Intermediate petrochemical products, styrene, plastic, explosive, dye, detergent, epoxy resin, chinlon	International crude oil price, market supply-demand condition
Ethylene Glycol	Intermediate petrochemicals	Naphtha	Road transportation/ storage tank	Fine Chemicals engineering	International crude oil price, market supply-demand condition
Ethylene Oxide	Intermediate petrochemicals	Naphtha	Road transportation, pipeline transportation/ storage tank	Chemical and medical industry intermediate products, including dyes, detergents and auxiliary	International crude oil price, market supply-demand condition
Ethylene	Intermediate petrochemicals	Naphtha	Road transportation, pipeline transportation, shipping/storage tank	PE, EG, PVC and other raw material for further processing of intermediate petrochemical	International crude oil price, supply-demand balance

products such as resins, plastics and synthetic fibres
Polyethylene	Resins and plastics	Ethylene	Road transportation, shipping and rail transportation/ warehousing	Film, mulching film, cable insulation material and housewares, toys injection moulding products	Raw material price and market supply-demand condition
Polypropylene	Resins and plastics	Propylene	Road transportation, shipping and rail transportation/ warehousing	Film, mulching film, housewares, toys, household appliances and auto parts injection moulding products	Raw material price and market supply-demand condition
Polyester chips	Resins and plastics	PTA, EG	Road transportation, shipping and rail transportation/ warehousing	Polyester fibre or film, container	Raw material price and market supply-demand condition
Acrylics	Synthetic fibres	Acrylonitrile	Road transportation, shipping and rail transportation/ warehousing	Simple spinning or blend with other material for texture or acrylic top	Raw material price and market supply-demand condition
Polyester	Synthetic fibres	Polyester	Road transportation, shipping and rail transportation/warehousing	Texture, apparel	Raw material price and market supply-demand condition
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
Foreign and domestic offshore crude oil is supplied by tanker and pipeline to our oil terminal wharf and oil storage tank. See
Item 4.D
.
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
        Synthetic Fibers
In 2021, we had an approximate 0.23% share of total domestic polyester and acrylic consumption while imports had an approximate 0.86% share.
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
During 2021, the Company’s overall level of energy consumption per RMB 10,000 of product value was 0.991 ton of standard coal, increased by 33.38% from the previous year. As compared with 2020, the total volume of chemical oxygen demand, sulfur dioxide, nitrogen oxides decreased 1.92%, 4.96%, and 12.78%, respectively. The volume of annual average cumulative average VOCs concentration at the plant boundary is 104.09 micrograms/m3, an increase of 5.86% compared with last year. At the same time, the comprehensive compliance rate of effluent wastewater was 99.95%, the compliance rate of controlled waste water and waste gas emissions reached 100%, and all hazardous waste was disposed of properly at 100%. The average heat efficiency of heaters was 93.08%, which was similar to the prior year.
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
PART III

ITEM 19.	EXHIBITS.

No.	Exhibit

1.1	Translation of the amended and restated Articles of Association of Sinopec Shanghai Petrochemical Company Limited as approved in the annual general meeting of the Company held on 16 June 2021 (incorporated by reference to our Form 6-K (File No.001-12158) filed with the Commission on June 21, 2021).

2	Amended and Restated Deposit Agreement between Sinopec Shanghai Petrochemical Company Limited and The Bank of New York Mellon dated May 11, 2011(incorporated by reference to Exhibit 2 of our annual report on Form 20-F (File No. 001-12158) filed with the Commission on April 30, 2012).

4.1	Translation of the renewed Product Supply and Sales Services Framework Agreement among Sinopec Shanghai Petrochemical Company Limited, China Petroleum & Chemical Corporation and China Petrochemical Corporation as approved in the First Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2016 on October 18, 2016 (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F Amendment No.1 (File No.001-12158) filed with the Commission on September 14, 2017).

4.2	Translation of the renewed Comprehensive Services Framework Agreement between Sinopec Shanghai Petrochemical Company Limited and China Petrochemical Corporation as approved in the First Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2016 on October 18, 2016 (incorporated by reference to Exhibit 4.2 of our annual report on Form 20-F Amendment No.1 (File No.001-12158) filed with the Commission on September 14, 2017).

4.3	Translation of the Property Right Transaction Agreement with Sinopec Sales Company Limited as approved in the eighteenth meeting of the seventh session of the board of directors of Sinopec Shanghai Petrochemical Company Limited on December 5, 2013 (incorporated by reference to Exhibit 4.3 of our annual report on Form 20-F (File No.001-12158) filed with the Commission on April 30, 2014).

4.4	English summary of principal terms of the Share Option Scheme as adopted at the second meeting of the eighth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited on August 15, 2014 (incorporated by reference to Appendix I of our Form 6-K (File No.001-12158) filed with the Commission on November 6, 2014).

8**	A list of subsidiaries of Sinopec Shanghai Petrochemical Company Limited.

12.1*	Certification of President Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1**	Certification of President Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

99.1**	Financial statements of SECCO

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Amendment No. 1.
**	Filed with Original Filing.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on Form
20-F
on its behalf.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October 12, 2022	/s/ DU JUN
Du Jun, Chief Financial Officer