Form 20-F
period 2022-12-31
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
filed 2023-04-26
CIK 908732

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
200540
The People’s Republic of China
Tel: +86 (21) 57943143
Fax: +86 (21)
57940050
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None
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
of the Exchange Act.

Large Accelerated Filer	☒	Accelerated F iler	☐	Non-Accelerated F iler	☐

				Emerging growth company	☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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

We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to U.S. Dollars have been made at a rate of RMB 6.8972 to U.S. $1.00, the noon buying rate on December 30, 2022 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We do not represent that Renminbi or U.S. Dollar amounts could be converted into U.S. Dollars or Renminbi, as the case may be, at any particular rate.

CERTAIN TERMS AND CONVENTIONS

References to “we” or “us” or “Company” or “Group” are references to Sinopec Shanghai Petrochemical Company Limited and our subsidiaries, unless the context requires otherwise. Before our formation, these references relate to the petrochemical businesses carried on by the Complex.

References to “Sinopec Corp.” are references to China Petroleum & Chemical Corporation, the controlling shareholder of the Company.

References to the “Sinopec Group” or “Sinopec” are references to China Petrochemical Corporation, the controlling company of Sinopec Corp.

References to the “Complex” are references to Shanghai Petrochemical Complex, our predecessor founded in 1972.

References to “ADSs” are references to our American Depositary Shares. Each ADS represents 100 H Shares.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

A.	Reserved

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

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

We are a joint stock limited company incorporated in China, and our controlling shareholder is China Petroleum & Chemical Corporation (a.k.a., Sinopec Corp.), which is in turn controlled by China Petrochemical Corporation. The controlling shareholder of China Petrochemical Corporation is Sinopec Group, which is in turn controlled by the State-owned Assets Supervision and Administration Commission of the State Council of China. Our management makes decisions with respect to our business strategies and operations in accordance with applicable laws and regulations, listing rules, and industrial policies based on procedures stipulated in our articles of association and other corporate governance documents and polices. All major corporate matters relating to our business operations are (i) submitted for the approval of our board of directors, which is required to review and approve certain operational matters, to convene general meetings of shareholders and to present certain matters to the shareholders for their approval, in each case in accordance with our articles of association, (ii) approved by resolutions adopted by our board of directors and/or shareholders, as appropriate, and (iii) carried out under the supervision of our board of supervisors. Because our business strategies are formulated, and our business operations are conducted, based on and pursuant to applicable laws and regulations and industrial policies, any changes thereto that bear on our business operations will likely have an impact on our business and our results of operations.

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

In addition, the Measures for the Security Review of Foreign Investments (“Security Review Measures”), which were issued by the PRC government and came into effect on January 18, 2021, provide that a foreign investor must seek the approval of the competent PRC regulatory authorities prior to investing in key energy and resources sectors that have national security implications where such investment will result in such investor obtaining actual control over the invested enterprises. The Security Review Measures also provide that PRC regulatory authorities should enact implementing rules applicable to the acquisition by foreign investors of publicly-traded securities of listed companies that have or may have national security consequences, and pending the enactment of such implementing rules, there are uncertainties as to whether there are restrictions on open-market purchases of our ADSs by foreign investors under those measures. Given that Sinopec Corp., our controlling shareholder, and its concert parties currently hold approximately 50.55% of our outstanding shares, we do not expect any foreign investor will be able to obtain control over us by investing in our publicly-traded H shares or ADSs.

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

In addition, on February 17, 2023, the China Securities Regulatory Commission issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (“Trial Measures”). In an effort to reform the regulatory regime for offshore listings, the Trial Measures establish a filing-based administration system for overseas listings of domestic enterprises, enhancing support for domestic companies that wish to go public overseas. If we fail to obtain any requisite approvals or filings with respect to future offerings of our equity securities to foreign investors, or if we inadvertently conclude that such approvals or filings are not required, our ability to execute our financing and equity offering plans may be significantly limited or completely hindered. Any measures taken by the PRC authorities to regulate or exert more control over securities offerings conducted overseas and foreign investments in China-based issuers may limit or hinder our ability to offer or continue to offer securities to investors outside China, and the price of our ADSs may decline significantly, leading to a material adverse effect on the value of investments in our ADSs by investors.

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

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. See “Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” for information about the PRC foreign exchange regulations. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant influence over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

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

We are a joint stock limited company incorporated under the laws of China. The majority of our directors and other members of management reside within China or Hong Kong. As a result, your ability to bring an action against us or against these individuals in the U.S. in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise, or the procedures in relation thereto, may be subject to uncertainties. Even if you are successful in bringing an action of this kind, it may be diffcult for you to enforce judgments against us or these individuals in U.S. courts.

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

In 2022, the global pandemic of COVID-19 continues to spread. With the spread and dominance of the highly contagious Omicron strains, the Company has been affected by multiple rounds of clustered and large-scale infections, which have had an impact on the procurement of raw and auxiliary materials, production and operation, as well as demand for our end products. Our work arrangements, business operations, financial conditions, and business performance have all been negatively affected to varying degrees, and there have been infection cases among our employees. There remains uncertainty as to the future impact of the virus. The extent to which the COVID-19 pandemic impacts our long-term results will depend on future developments which are highly uncertain, unpredictable and beyond our control, including the appearance of new variants, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years. We are closely monitoring the impacts of COVID-19 pandemic on us.

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

We consume large amounts of crude oil to manufacture our products of which more than 95% is typically imported. In 2022, crude oil costs accounted for RMB 47.14 billion, or 61.81% of our consolidated annual cost of sales (73.34% of parent company annual cost of sales). As a result, changes in crude oil prices can affect our profitability. In recent years, due to various reasons, the price of crude oil has fluctuated significantly. The volatility of crude oil prices, as well as in the price of other energy products, has increased significantly as a result of the pending conflict between Russia and Ukraine. Russia is a major supplier of crude oil and natural gas to global markets. The sanctions imposed on Russia by numerous countries may result in a material reduction in oil and gas exports from Russia, which could increase price volatility for such products. We expect that the volatility and uncertainty of the prices of crude oil and petrochemical products will continue, and that increasing crude oil prices and declines in prices of petrochemical products may adversely affect our business and results of operations and financial condition.

Some of our major products are subject to government price controls, and we are not able to pass on all cost increases from rising crude oil prices through higher product prices.

We consume large amounts of crude oil to manufacture our products of which more than 95% is typically imported. We attempt to mitigate the effect of increased costs due to rising crude oil prices. However, our ability to pass on these increased costs to our customers is dependent on market conditions and government regulations. Given that the increase of the sales prices of our products may lag behind the increase of crude oil costs, we may fail to completely cover the increased costs by increasing our sales prices, particularly where government regulations restrict the prices of certain of our fuel products. In particular, gasoline, diesel and jet fuel, and liquefied petroleum gas are subject to government price controls at present. In 2020, 2021 and 2022 approximately 43.64%, 47.01%, and 51.40% respectively, of our net sales were from such products subject to price controls. Although the current price-setting mechanism for refined petroleum products in China allows the Chinese government to adjust price in the PRC market when the average international crude oil price fluctuates beyond certain levels within a certain time period (see Item 4. Information on the Company – B. Business Overview – Product Pricing), the Chinese government still retains discretion as to whether or when to adjust the prices of the refined oil products. The Chinese government generally exercises certain price control over refined oil products once international crude oil prices experience a sustained rise or become significantly volatile. For instance, some of our fuel products are required to be sold to designated distributors (such as the subsidiaries of Sinopec Corp.). Because we cannot freely sell our fuel products to take advantage of possible opportunities for higher prices, we may not be able to fully cover increases in crude oil prices by increasing the sale prices of our products, which has had and will possibly continue to have a material adverse effect on our financial condition, results of operations and cash flows.

Our development and operation plans have significant capital expenditure and financing requirements, which are subject to a number of risks and uncertainties.

The petrochemical business is a capital intensive business. Our ability to maintain and increase our revenues, net profit and cash flows depends upon continued capital spending. Our current business strategy contemplates capital expenditure for 2023 of approximately RMB 3,700.00 million (U.S. $531.26 million), which will be provided through financing activities and use of our own capital. Our actual capital expenditures may vary significantly from these planned amounts, subject to our ability to generate sufficient cash flows from operations, investments and other factors that may be beyond our control. In addition, there can be no assurance as to whether, or at what cost, our capital projects will be completed or the success of these projects if completed.

As of March 31, 2023, we had an aggregate outstanding indebtedness of approximately RMB 5,048.00 million (U.S.$ 836.47 million). Most of our borrowings are with state-controlled banks in China and structured as short term debt obligations with payment due in one year or less. These banks have generally been willing to provide new short term loans while we pay off existing loans. Sinopec Finance Company Limited (“Sinopec Finance”), provided a loan of RMB 700.00 million (US $ 100.51 million) for our debt for the year ended December 31, 2022 and for the three months ended March 31, 2023.

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

We maintain a package of insurance coverage plan through Sinopec Group on our property, facilities and inventory. In addition, we maintain insurance policies for such assets as vehicles and products in transit with third-party commercial insurance companies. Sinopec Group carries out unified insurance for safety production liability insurance and environmental liability insurance. We also insured a safety production liability insurance for one year in August 2022. The annual cumulative compensation caps is RMB 135 million and the compensation caps for each accident is RMB 67.5 million.

We are controlled by Sinopec Corp., whose interests may not be aligned with yours.

As of March 31, 2023, Sinopec Corp. owned 50.55% of our shares. Accordingly, it has voting and management control over us, and its interests may be different from the interests of our other shareholders. Subject to our Articles of Association and applicable laws and regulations, Sinopec Corp. will be in a position to cause us to declare dividends, determine the outcome of corporate actions requiring shareholder approval or effect corporate transactions without the approval of the holders of the H Shares and ADSs. Any such increase in our dividend payout would reduce funds available for reinvestment in our business and any such actions or transactions could adversely affect us or our minority shareholders. Sinopec Corp. may also experience changes in its own business strategy and policies. Although we are not currently aware of any specific changes, they could, in turn, lead Sinopec Corp. to change its policies or practices toward us in ways that we cannot predict, with corresponding unpredictable consequences for our business. Additionally, Sinopec Corp. may leverage its controlling shareholder position to influence our decisions with regard to the manufacturing and operation, allocation of financial resources and appointment and removal of senior management members, which could adversely affect us or our minority shareholders.

We have also engaged from time to time and will continue to engage in a variety of transactions with Sinopec Corp., Sinopec Group, the controlling company of Sinopec Corp., and their various subsidiaries or affiliates which provide a number of services to us, including the supply of raw materials, product distribution and sales agency, project design and installment service, petrochemical industry related insurance and financial services. We also sell oil and petrochemical products to Sinopec Corp. and its affiliates. Our transactions with these companies are governed by a Mutual Product Supply and Sales Services Framework Agreement with Sinopec Corp. and a Comprehensive Services Framework Agreement with Sinopec Group, the terms of which were negotiated on an arm’s-length basis. See Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions. Our business and results of operations could be adversely affected if either Sinopec Corp. or Sinopec Group refuses to engage in such transactions or if one of them seeks to amend the contracts with us in a way adverse to us. In addition, Sinopec Corp. has interests in businesses that compete or are likely to compete, either directly or indirectly, with our businesses. Because Sinopec Corp. is our controlling shareholder and its interests may conflict with our own interests, Sinopec Corp. may take actions that favor itself over our interests.

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

A small portion of our cash and cash equivalents is denominated in foreign currencies (mainly the U.S. Dollar). As of December 31, 2022, our bank deposits denominated in foreign currencies were equivalent to RMB 195.59 million. Any increase in the value of Renminbi against other currencies, including the U.S. dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies.

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

As most of our business is conducted in China, our operations are governed principally by the laws of China. Despite the continuing improvement of the PRC Company Law and Securities Law, Chinese legal provisions for the protection of shareholders’ rights and access to information are different from those applicable to companies formed in the United States, Hong Kong, the United Kingdom and other developed countries or regions. You may not enjoy shareholders’ protections under Chinese law that you would be entitled to in other jurisdictions. We are a foreign private issuer, and therefore exempt from certain rules under the Exchange Act that are applicable to U.S. domestic public companies, such as rules relating to the having a majority of independent directors; independent audit committee members, compensation committee members and nominating committee members; obtaining shareholder approval for certain issuances of securities; or certain reporting requirements and certifications. Because of these exemptions, shareholders may be afforded fewer protections than they otherwise would under corporate governance requirements applicable to U.S. domestic issuers, or shareholders may not be afforded the same information generally available to shareholders holding shares in public companies organized in the United States that are not foreign private issuers.

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

In addition, the conflict between Russia and Ukraine has resulted in the imposition of new sanctions on the Russian energy sector and greater scrutiny of pre-existing sanctions. The continuation of the conflict may result in the imposition of additional or more severe sanctions, and may also generate a higher level of sanctions enforcement activity. The International Emergency Economic Powers Act currently prohibits dealings with designated Russian persons and entities if the transaction involves a nexus to the U.S., such as payment in U.S. dollars. Under U.S. law, penalties could be imposed upon us even if we purchase crude oil or natural gas through a third party, and we are not aware that the purchase was made from an entity subject to U.S. sanctions. The sanctions regime relating to the Russian energy sector is continuing to evolve, and no assurance can be given that the United States or other jurisdictions will not seek to impose penalties upon us if they believed that we had engaged in sanctionable activities. If we were to become involved in sanctions proceedings, our business reputation could be harmed and we could incur substantial costs in order to defend the proceedings or pay any resulting penalties.

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

Risks Related to our ADSs

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

We delisted our ADSs from the New York Stock Exchange (“NYSE”) and terminated our depositary agreement with The Bank of New York Mellon, the depositary of the ADSs, which may create difficulties for holders of our ADSs.

On September 6, 2022, we voluntarily delisted our ADSs from the NYSE when the Form 25 Notification of Delisting we filed with the SEC on August 26, 2022 became effective. On March 15, 2023, we terminated the depositary agreement and our ADS program. The depositary, through its custodian, was the record holder of the shares underlying the ADSs. Therefore, only the depositary can exercise shareholder rights relating to the deposited shares. ADS holders, in their capacity, are not able to directly bring a derivative action, examine our accounting books and records and exercise appraisal rights. The depositary also exercised voting and other rights associated with shares underlying ADSs in accordance with the instructions given by ADS holders, and paid to ADS holders dividends and distributions collected from us.

Current holders of ADSs have one year from the termination date of the depositary agreement to exchange their ADSs for the underlying H Shares. During that time, the depositary will continue to act on behalf of the holders of ADSs. After such time, any remaining ADSs holders will not be able to use the depositary to exchange their ADSs but will be entitled, upon surrender of their ADSs, to receive the net proceeds of the depositary’s sale of the underlying H Shares. The termination of the ADS program may significantly limit the liquidity of the market for our ADSs.

Additionally, our H Shares, which underly our ADSs are quoted on the OTC Pink Sheets under the symbol “SPTJF”. The OTC Pink Sheets is a significantly more limited market than the NYSE. The quotation of our H Shares on the OTC Pink Sheets may result in a less liquid market available for existing and potential stockholders to trade our H Shares, could depress the trading price of our H Shares and could have a long-term adverse impact on our ability to raise capital in the future.

Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act (the “HFCAA”) in the future if the PCAOB is unable to inspect or investigate completely auditors located in China.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or on the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or on the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

Our H Shares commenced listing on the HKSE on July 26, 1993. Our ADSs, each representing 100 H Shares, were listed on the NYSE. The last day of trading of the ADSs on the NYSE was September 6, 2022. Our A Shares are listed on the Shanghai Stock Exchange. We were the first Chinese joint stock limited company to have securities concurrently traded in Hong Kong, the United States and China. On November 8, 1993, our A Shares were included in the Shanghai Stock Exchange Stock Index.

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

On February 17, 2023, the Company canceled 24,528,000 H shares repurchased from the Stock Exchange of Hong Kong during the reporting period. With this cancellation, the total number of shares issued by the Company has been reduced to 10,799,285,500, including 7,328,813,500 A shares and 3,470,472,000 H shares.

Description of Principal Capital Expenditures and Divestitures

For a description of capital expansion projects related to our facilities, see Item 4. Information on the Company – D. Property, Plant and Equipment – Capital Expansion Program.

B. Business Overview

We are one of the major petrochemical companies in China based on 2022 net sales and ethylene production. Our highly integrated petrochemical complex processes crude oil into a broad range of products in four major product areas:

•	synthetic fibers,

•	resins and plastics,

•	intermediate petrochemicals, and

•	petroleum products.

Based on 2022 sales volumes, we are a leading Chinese producer of synthetic fibers and resins and plastic products. We believe that we are also a leading competitor in sales of petroleum products and intermediate petrochemicals in our regional markets.

Our net sales by business lines as a percentage of total net sales in each of 2020, 2021 and 2022 are summarized as follows:

Net Sales of RMB61,560.9 million in 2020

Synthetic fibers	2.39%
Resins and plastics	15.30%
Intermediate petrochemicals	13.33%
Petroleum products	48.96%
Trading of petrochemical products	18.81%
Others	1.21%

Total	100.00%

Net Sales of RMB75,888.8 million in 2021

Synthetic fibers	1.81%
Resins and plastics	13.13%
Intermediate petrochemicals	14.21%
Petroleum products	55.19%
Trading of petrochemical products	14.56%
Others	1.10%

Total	100.00%

Net Sales of RMB72,654.6 million in 2022

Synthetic fibers	0.57%
Resins and plastics	10.08%
Intermediate petrochemicals	14.50%
Petroleum products	57.04%
Trading of petrochemical products	16.53%
Others	1.28%

Total	100.00%

We derive a substantial portion of our revenues from customers in Eastern China (principally Shanghai and its six neighboring provinces), an area that has experienced economic growth above the national average in recent years. Shown by geographic region and exports, our net sales by business lines as a percentage of total net sales for each of 2020, 2021 and 2022 are as follows:

2020 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	89.85	10.15	0.00
Resins and plastics	91.93	8.07	0.00
Intermediate petrochemicals	94.72	4.06	1.22
Petroleum products	91.35	0.24	8.41
Trading of petrochemical products	61.08	5.61	33.31
Total net sales	86.92	2.64	10.45

2021 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	91.68	8.32	0.00
Resins and plastics	94.99	5.01	0.00
Intermediate petrochemicals	97.12	1.18	1.70
Petroleum products	91.80	0.39	7.81
Trading of petrochemical products	64.54	3.11	32.35
Total net sales	89.28	1.43	9.29

2022 Net Sales by Region (%)

	Eastern China	Other parts of China	Exports
Synthetic fibers	98.34	1.66	0.00
Resins and plastics	97.45	2.55	0.00
Intermediate petrochemicals	97.44	0.68	1.88
Petroleum products	87.03	0.44	12.54
Trading of petrochemical products	68.77	27.19	4.04
Total net sales	87.18	1.18	11.64

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

The Negative List, while requiring enterprises incorporated in China and operating in industries that are subject to foreign investment prohibition to obtain approval from relevant competent government authorities for their overseas securities offerings and listings, does not prohibit or impose restrictions on foreign investments in the petroleum and petrochemical industries. However, we cannot rule out the possibility that the PRC government may in the future amend and revise PRC laws and regulations in this area to advance new energy security policies. In addition, the Security Review Measures provide that a foreign investor must seek the approval of the competent PRC regulatory authorities prior to investing in key energy and resources sectors that have national security implications where such investment will result in such investor obtaining actual control over the invested enterprises. The Security Review Measures also provides that PRC regulatory authorities should enact implementing rules applicable to the acquisition by foreign investors of publicly-traded securities of listed companies that have or may have national security consequences, and pending the enactment of such implementing rules, there are uncertainties as to whether there are restrictions on open-market purchase of our publicly-traded ADSs by foreign investors under said measures. Given that Sinopec Corp., our controlling shareholder, and its concert parties currently hold approximately 50.55% of our outstanding shares, we do not expect any foreign investor will be able to obtain control over us by investing in our publicly traded H shares or ADSs.

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

The occurrence of any, some or all of the legal and operational risks described above and discussed under the heading “Risks Related to Doing Business in China” under Item 3.C of this Annual Report could cause the value of our securities to significantly decline or lose their value.

The Holding Foreign Companies Accountable Act

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or on the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information-D. Risk Factors- Risks Related to our ADSs—“Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China.”

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

The Company is not a holding company established solely to hold equity interest in its operating subsidiaries but an operating company and independently generates revenue from its business operations. The Company is not solely relying on dividends and distributions declared and paid by its subsidiaries to satisfy its needs of funding. Having considered the status of its business operation and financial management, the Company has established a centralized treasury system within the group with the aim to effectively coordinate the fund and budget management at group level based on consolidated funding and budgeting regime, for the purpose of maintaining a sufficient cash reserve for the Company while optimizing funding management efficiently. As of December 31, 2022, the Company directly owns more than 90% of total consolidated assets and more than 75% of the consolidated cash and cash equivalents of the group. For the year ended December 31, 2022, the Company directly generated more than 80% of the total consolidated revenue of the group. Therefore, the Company can continue to generate sufficient funding for its business operations. On the other hand, the day-to-day sales from the Company’s business include inter-segment sales in the ordinary course of business, which are eliminated during the preparation of its consolidated financial statements and therefore will not be reflected under the line items of its consolidated revenues. As a result, the Company believes the preparation of cash flow and transfer of assets between the company and its subsidiaries is not meaningful to investors.

Our parent company, China Petroleum & Chemical Corporation (“Sinopec Corp.”) is the largest integrated petroleum company in China. Any cash flow and transfer of assets between our company and our parent company mainly involves (1) distribution of dividends based on shareholding and (2) funds transfer in the normal course of business. As disclosed on page 8 of the Form 20-F, our parent company has from time to time provided a variety of services to us, including the supply of raw materials, product distribution and sales agency, project design and installment service, petrochemical industry related insurance and financial services. We also sell oil and petrochemical products to Sinopec Corp. and its affiliates. These businesses are carried out on normal commercial terms and are in compliance with the relevant regulatory requirements in all material respects, and therefore the corresponding fund flows are not subject to any additional restrictions. Transactions between the Group and Sinopec Corp., its subsidiaries and joint ventures have been separately disclosed in Note 32 Related-party transactions of Item 17. Financial Statements.

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

In addition, on February 17, 2023, the China Securities Regulatory Commission issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (“Trial Measures”). In an effort to reform the regulatory regime for offshore listings, the Trial Measures establish a filing-based administration system for overseas listings of domestic enterprises, enhancing support for domestic companies that wish to go public overseas. If we fail to obtain any requisite approvals or filings with respect to future offerings of our equity securities to foreign investors, or if we inadvertently conclude that such approvals or filings are not required, our ability to execute our financing and equity offering plans may be significantly limited or completely hindered. Any measures taken by the PRC authorities to regulate or exert more control over securities offerings conducted overseas and foreign investments in China-based issuers may limit or hinder our ability to offer or continue to offer securities to investors outside China, and the price of our ADSs may decline significantly, leading to a material adverse effect on the value of investments in our ADSs by investors.

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

In 2023, the Company will, adhering to the principle of prioritizing stability while pursuing progress, integrate into the new development landscape and coordinate development and safety in a better way, to lay a solid foundation for its high-quality development on all fronts. In 2023, the Company plans to process a total of 13.6 million tons of crude oil, produce a total of 8.001 million tons of refined oil products, 756,000 tons of ethylene, 680,000 tons of xylene, and 698,700 tons of new synthetic resin products and special materials annually. In order to achieve the business objectives for 2023, the Group will focus on the following five areas of work:

•	Strengthen safety and environmental protection and improve the level of intrinsic safety

Learning from the accidents, we exercise full and strict management over the Company, and strengthen the fulfillment of responsibilities. We strictly control risks and ensure safety and environmental protection. We strengthen the control over contractors, promote the review of contractors’ QHSE system, and strengthen the supervision over direct work safety. While enhancing the basic skills training, we optimize the training mode and process. We push forward the effective operation of the HSE management system, improve environmental protection KPI indicators, and meet basic emission standards. In addition, we strictly implement the principles of solid waste reduction, recycling and harmlessness, and advance the construction of waste-free factories.

•	Strengthen efficiency and reduce costs to improve production and operation

We implement the target of efficiency improvement and cost reduction throughout production and operation. We put equal emphasis on both process and equipment, to ensure the stable and efficient operation of equipment. We optimize crude oil procurement, transportation and distribution, production operation and maintenance, energy saving and “three new business” (new energy, new materials and new economy), strictly control costs and expenses, and improve cost control. These efforts aim to maximize the overall efficiency of the Company.

•	Strengthen management to improve efficiency and enhance endogenous momentum

We keep optimizing the management system and mechanism, further optimize the organizational setup, and improve management efficiency and level. We strengthen organizational performance management by improving assessment, incentives and constraints, and refining the internal management market-oriented working mechanism.

•	Focus on transformation and development and promote the development of key projects

We accelerate transformation and upgrading. We go all out to create a more resilient and higher-value integrated industrial chain, and build an industrial base featuring green energy, fine chemical and high-end materials. We speed up the breakthroughs in core technologies in key fields and the implementation of key projects. During the year, the first phase of 48K large-tow carbon fiber went into commercial operation. We carried out the second phase of equipment construction, made available 100-ton test devices for high-performance carbon fiber and pilot plants for aeronautical composite materials, and accelerated the construction of 250,000 tons/year thermoplastic elastomer projects. We strengthen the construction of platforms of sci-tech innovation and our innovation capability. We promote the application of new technologies and processes in production units. Furthermore, we strengthen the operation and management of joint laboratories with universities to integrate production, learning, research and application.

•	Strengthen team building and consolidate the foundation for corporate development

We enhance cadres’ ability to perform their duties and continuously promote the construction of cadre management system. We also further better the talent system. Specifically, we provide the basic skills training for skilled operators, and continue with the business competition themed “big drills and big game”. We refine the plan for training and introducing talents, and improve the management plus assessment and incentive of cutting-edge and urgently-needed talents. These efforts will enable us to maintain the personal interests, long-term interests and fundamental interests of the employees, and enhance the satisfaction and sense of gain of the grass-roots employees.

Principal Products

We produce four principal types of products with different specifications, including synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. We use many of the important petroleum products and intermediate petrochemicals we produce in producing our own downstream products.

The following table shows a comparison of the production volume and sales volume in 2022 and 2021 by our major products.

Product	Production			Sales
	2022 (10,000 tons)	2021 (10,000 tons)	Year-on-year change	2022 (10,000 tons)	2021 (10,000 tons)	Year-on-year change
DieselNote1	252.02	338.80	-25.61%	251.84	338.10	-25.51%
Gasoline	257.08	339.64	-24.31%	255.84	340.23	-24.80%
Jet FuelNote1	81.70	118.45	-31.03%	66.24	99.57	-33.47%
Paraxylene	58.59	49.63	18.05%	58.54	46.53	25.81%
BenzeneNote2	30.32	30.67	-1.14%	29.70	29.99	-0.97%
Ethylene Glycol	9.57	15.07	-36.50%	6.24	4.14	50.72%
Ethylene Oxide	19.67	33.56	-41.39%	19.23	32.78	-41.34%
EthyleneNote2	59.81	71.28	-16.09%	—	—	—
Polyethylene	39.12	49.62	-21.16%	38.28	49.63	-22.87%
Polypropylene	39.70	45.59	-12.92%	37.07	42.26	-12.28%
Polyester PelletNote2	10.75	34.34	-68.70%	10.89	30.24	-63.99%
Acrylic	1.96	7.10	-72.39%	2.06	7.32	-71.86%
Polyester Staple	0	2.62	-100.00%	0	2.73	-100.00%

Notes: 1. Excludes sales volume of proceeds on order.

 2. The difference between production and sales are internal sales.

The above-mentioned sales volume does not include the trading of our petrochemical products.

The following table shows our 2022 net sales by major products as a percentage of total net sales together with the typical uses of these products.

Product	% of net sales	Typical Use
SYNTHETIC FIBERS
Polyester staple fiber	0.00	Textiles and apparel
Acrylic staple fiber	0.45	Cotton type fabrics, wool type fabrics
Others	0.12
Sub-total	0.57
RESINS AND PLASTICS
Polyester chips	0.95	Polyester fibers, films and containers
Polypropylene pellets	4.16	Films, ground sheeting, wire and
cable compound and other injection molding products such as housewares and toys
Polyethylene pellets	4.57	Films or sheets, injection molding
products such as housewares, toys and household electrical appliances and automobile parts Polyvinyl alcohol (“PVA”)	0.00	PVA fibers, building coating materials and textile starch
Others	0.39
Sub-total	10.08
INTERMEDIATE PETROCHEMICALS
Ethylene	0.00	Feedstock for polyethylene, ethylene glycol, polyvinyl chloride and other intermediate petrochemicals which can be further processed into resins, plastics and synthetic fiber.
Ethylene oxide	1.73	Intermediate products for the chemical and pharmaceutical
industry, including dyes, detergents and adjuvant..
Benzene	2.82	Intermediate petrochemical products, styrene, plastics, explosives, dyes, detergents, epoxies and polyamide fiber
Paraxylene	5.97	Intermediate petrochemicals and polyester
Butadiene	0.76	Synthetic rubber and plastics
Ethylene glycol	0.35	Fine chemicals
Others	2.87
Sub-total	14.50
PETROLEUM PRODUCTS
Gasoline	23.50	Transportation fuels
Diesel	20.05	Transportation fuels and agricultural machinery fuels
Jet Fuel	5.90	Transportation fuels
Others	7.59
Sub-total	57.04
Trading of petrochemical products	16.53	Import and export trade of petrochemical products (purchased from domestic and overseas suppliers)
Others	1.28
Total	100.00

The following table provides a detailed description of our major products by industry segment, primary upstream raw materials, transport and storage method, primary downstream application fields and key price-influencing factors:

Product	Industry segment	Primary upstream raw material	Transport/storage method	Primary downstream application fields	Key price-influencing factors
Diesel	Petroleum products	Petroleum	Pipeline transportation and shipping/ storage tank	Transportation fuel, agricultural machinery fuel	International crude oil price, government control
Gasoline	Petroleum products	Petroleum	Pipeline transportation and shipping/ storage tank	Transportation fuel	International crude oil price, government control
Jet Fuel	Petroleum products	Petroleum	Pipeline transportation and shipping/ storage tank	Transportation fuel	International crude oil price, supply- demand balance
Paraxylene	Intermediate petrochemicals	Naphtha	Road transportation/ storage tank	Intermediate petrochemical products and polyester	Raw material price, supply-demand balance

Product	Industry segment	Primary upstream raw material	Transport/storage method	Primary downstream application fields	Key price- influencing factors
Benzene	Intermediate petrochemicals	Naphtha	Road transportation, shipping, rail transportation/ storage tank	Intermediate petrochemical products, styrene, plastic, explosive, dye, detergent, epoxy resin, chinlon	International crude oil price, market supply- demand condition
Ethylene Glycol	Intermediate petrochemicals	Naphtha	Road transportation/ storage tank	Fine Chemicals engineering	International crude oil price, market supply- demand condition
Ethylene Oxide	Intermediate petrochemicals	Naphtha	Road transportation, pipeline transportation/ storage tank	Chemical and medical industry intermediate products, including dyes, detergents and auxiliary	International crude oil price, market supply- demand condition
Ethylene	Intermediate petrochemicals	Naphtha	Road transportation, pipeline transportation, shipping/storage tank	PE, EG, PVC and other raw material for further processing of intermediate petrochemical products such as resins, plastics and synthetic fibres	International crude oil price, supply- demand balance
Polyethylene	Resins and plastics	Ethylene	Road transportation, shipping and rail transportation/ warehousing	Film, mulching film, cable insulation material and housewares, toys injection moulding products	Raw material price and market supply- demand condition
Polypropylene	Resins and plastics	Propylene	Road transportation, shipping and rail transportation/ warehousing	Film, mulching film, housewares, toys, household appliances and auto parts injection moulding products	Raw material price and market supply- demand condition
Polyester chips	Resins and plastics	PTA, EG	Road transportation, shipping and rail transportation/ warehousing	Polyester fibre or film, container	Raw material price and market supply- demand condition
Acrylics	Synthetic fibres	Acrylonitrile	Road transportation, shipping and rail transportation/ warehousing	Simple spinning or blend with other material for texture or acrylic top	Raw material price and market supply- demand condition
Polyester	Synthetic fibres	Polyester	Road transportation, shipping and rail transportation/warehousing	Texture, apparel	Raw material price and market supply- demand condition

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

Raw Materials

In 2022, we continued to strengthen our advantages in refining and chemical integration and leverage the strong adaptability of our refining plants to process more high-sulfur crude oil; we used a Process Industry Modeling System to determine the cost performance of crude oil to further improve the cost control of crude oil purchases; and the total volume of the top ten main types of oil purchased in the whole year of 2022 accounted for 88.54% of the total purchase of crude oil.

To enhance the overall profitability, we optimized our ethylene cracking stocks, adjusted and improved our natural gas and fuel gas structure, optimized our hydrogen system, reduced the emission and increased the efficiency of flare gas, increased the outputs of gasoline and aviation kerosene, and optimized naphtha, residual oil and wax oil processing lines. We further optimized the structure of our finished oil products, achieving a diesel to gasoline ratio of 0.98:1 for 2022. We strengthened our tracking of the margin contribution of our units, and continuously carried out daily profitability measurement for each product so as to promptly detect changes in profitability, quickly adjust the load and running schedule of our production units and afford priority to the production of products with high profitability and market demand.

Crude Oil

Crude oil is our primary raw material and the most significant raw material we purchase from outside sources. In 2022, crude oil accounted for approximately 61.81% of our consolidated annual cost of sales (73.34% of parent company annual cost of sales). Accordingly, the supply and price of crude oil are key factors in determining our profitability.

Supply and Transportation – The crude oil required by us is purchased through Sinopec Corp., as an agent, from foreign sources and Shanghai Nanguang Petrochemical Co., Ltd., as an agent, from domestic sources. During 2022 we did not experience any significant problems in obtaining sufficient crude oil to meet our production needs.

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

We have received confirmation from Sinopec Corp. that it will purchase on our behalf 13.60 million tons of imported crude oil in 2023. Sinopec Corp. has further confirmed that, subject to China’s national crude oil policy and our actual production needs, it will continue to purchase on our behalf sufficient quantities and appropriate types of crude oil, including domestic offshore and imported crude oil, to satisfy our anticipated annual needs. We anticipate that we will fully utilize our supply of crude oil in 2023. We believe that the mix of crude oil feedstock currently available is satisfactory for our 2023 production capacity and targets. Additionally, as part of China’s commitment at its accession into WTO, certain non-state-owned enterprises have been granted an increasing amount of quota to import crude oil. Although we do not expect to obtain crude oil through this channel in the foreseeable future due to the current crude oil supply system, this may provide us with an alternative source of crude oil supply.

Crude Oil Mix – Our refining equipment is designed to process certain grades of crude oil. Therefore, the origin and quality of the crude oil available can be important to our business. We believe that as we have been significantly increasing usage of imported crude oil, we will continue to be able to obtain from the market such imported crude oil that is compatible with our refining equipment. The overall mix of foreign versus domestic crude oil we process in 2023 will depend on a variety of factors, including the amount of future supply of domestic offshore crude oil and the availability, price, quality, processing profitability and compatibility with our refining capabilities of imported crude oil. Provided there are no significant modifications to the existing channels of crude oil supply, we believe that sufficient supplies of crude oil will be available on the domestic or international markets for our 2023 production capacity and goals.

In 2022, our crude oil was sourced as follows:

Domestic offshore crude oil	1.02%
Imported crude oil	98.98%

Total:	100.00%

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

Pricing – The price of domestic crude oil shall apply the market –adjusted rate and the imported crude oil is generally sold to us at prevailing international market prices. The average cost of imported crude oil and domestic offshore crude oil in 2022 was RMB 4,675.66 (U.S.$ 695.70) per ton and RMB 5,318.94 (U.S.$ 791.41) per ton, respectively. In 2022, we processed 10,338,313 tons of imported crude oil and 107,022 tons of domestic offshore crude oil (including 378,279 tons of crude oil processed on a sub-contract basis).

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

As of December 31, 2022, the Group had processed a total of 10.4453 million tons of crude oil, indicating a year-on-year decrease of 24.11%, mainly due to the implementation of the largest overhaul in the Company’s history this year. The cost of crude oil processing for the whole year of 2022 was RMB4682.50 /ton, representing an increase of RMB1450.21 /ton or 44.87% from the same period last year. The annual crude oil processing total cost increased by RMB3.96 billion from the same period last year or 9.16%, accounting for 61.81% of the total cost of sales.

Coal

Most of the coal used for electricity generation is purchased through a unified system of procurement by Sinopec Corp.. Coal is transported by rail from the mines to Qinhuangdao port and shipped by barge to Jinshanwei where it is delivered to the plant via a company-owned wharf and conveyer system. Our cost is primarily dependent on coal price and transportation charges.

We expect that our total requirement for coal to generate electricity in 2023 will be approximately 1.90 million tons. In 2022, we consumed approximately 1.7352 million tons of coal, a decrease of 16,900 tons from 2021 of 1.7521 million tons.

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

We purchase some ancillary raw materials from outside sources. These raw materials include natural gas, methanol, ammonia, sodium hydroxide, sulfur, acetone, acrylonitrile, PTA, propylene and a variety of catalytic agents. In 2022, the total cost of these materials accounted for approximately 12.05 % of our total cost of sales. We do not expect any difficulties in obtaining a supply of any of these ancillary raw materials in amounts sufficient to meet our needs in the foreseeable future.

Sales and Marketing

Distribution

The distribution of our fuel products is subject to government regulations. We are required to sell certain refined products to the subsidiaries of Sinopec Group or customers designated by Sinopec Group. Since the second half of 2005, Sinopec Group has executed reforms to its system of selling petrochemical products and implemented what it refers to as a “Five Consolidations” strategy featuring “consolidated marketing strategy, consolidated promotion, consolidated logistics optimization, consolidated sales and consolidated branding.” As a result, the sales of our major petrochemical products are now conducted in a consolidated manner by sales agents designated by Sinopec Group. However, we have the autonomy to decide on the distribution method of our other products in accordance with market conditions. The products we sold in 2022 that were subject to planned distribution by Sinopec Group, sales by agents and sales based on our own discretion accounted for 65.31%, 29.09% and 5.60%, respectively, of the total sales volume in 2022.

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

We use long term contracts to sell most of our products. We did not experience significant write-offs or defaults on our accounts receivable or other trading accounts in 2022. In general we managed to maintain a stable correlation between production and sales in 2022.

Product breakdown

Synthetic Fibers – In 2022, 11.85% of our synthetic fiber products were purchased by provincial and municipal government trading companies that act as intermediaries between us and end-users. List of customers each accounting for more than 25% of the sales in this segment. List of customers each accounting for more than 10% of the sales in this segment: Shanghai Dunshan Textile Co., Ltd. (上海盾杉纺织品有限公司): 21.77%; Jiangsu Zhonghuai Textile New Materials Co., Ltd. (江苏中淮纺织新材料有限公司): 13.85%

Resins and Plastics – In 2022, approximately 52% of our resins and plastics sales were to provincial and municipal government trading companies and approximately 48% were sold to industrial users. No single customer accounted for more than 5% of our sales of resins and plastics in 2022.

Intermediate Petrochemicals – We sell a variety of intermediate petrochemical products, among which the sale volume of petroleum benzene and paraxylene was relatively high in 2022. Shanghai SECCO Petrochemical Company Limited (“SECCO”) is the principal outside consumer of our petroleum benzene. In 2022, we sold 0.1685 million tons of petroleum benzene to SECCO, representing 56.71% of our total 2022 production of such product. List of customers each accounting for more than 10% of sales in this segment: SECCO: 56.71%; SINOPEC Shanghai Gaoqiao Petroleum Chemical Co., Ltd.: 18.61%; Zhejiang Baling Hengyi Caprolactam Co., Ltd.: 9.86%.

Jiaxing Petrochemical Company Limited, Oriental Petrochemical (Shanghai) Corporation and Zhejiang Dushan Energy Co., Ltd. are the outside consumers of our paraxylene. In 2022, we sold 0.2264 million tons, 0.0419 million and 0.3172 million tons of paraxylene, representing 38.16%, 7.06% and 53.47% of our total 2022 production of such product, to Jiaxing Petrochemical Company Limited, Oriental Petrochemical (Shanghai) Corporation respectively and Zhejiang Dushan Energy Co., Ltd., at prices mutually agreed upon by the relevant parties.

Petroleum Products – In 2022, our primary gasoline and diesel customer was East China Branch of Sinopec Sales Company Limited (“SINOPEC East China Company”).

Trading of Petrochemical Products – In 2022, our largest trading customer for petrochemical products was Sinopec Chemical Commercial Holding Company Limited.

Major Suppliers and Customers

The Group’s top five suppliers in 2022 were China International United Petroleum & Chemical Co., Ltd., East China Branch of Sinopec Sales Company Limited, Materials and Equipment Department of China Petroleum and Chemical Corporation, SECCO, and Shanghai Gas Co., Ltd.. Total procurement costs involving these five suppliers, which amounted to RMB 53,719.8 million, accounted for 74.29 % of the total procurement costs of the Group for the year. Among the top five suppliers, the purchase amount of related parties was RMB 52,304.9 million, accounting for 72.33% of the total annual purchase amount. The procurement from the largest supplier amounted to RMB 45,666.4 million, representing 63.15 % of the total costs of purchases by the Group for the year.

The Group’s top five customers in 2022 were SINOPEC East China Company, China International United Petroleum & Chemical Co., Ltd., Sinopec Sales Company Limited, SECCO and Zhejiang Dushan Energy Co., Ltd.. Total sales to these five customers amounted to RMB 54,719.9 million, representing 66.37% of the Group’s total turnover for the year. Among the sales of the top five customers, the sales of related parties was RMB 52,363.1 million, accounting for 63.51% of the total annual sales. Sales to Sinopec Group’s largest customer amounted to RMB 40,337.00 million, representing 48.93% of Sinopec Group’s total turnover for the year.

To the knowledge of the Board, among the suppliers and customers listed above, Shareholders and Directors of the Company and their close associates have no interest in Shanghai Gas Co., Ltd. and Zhejiang Dushan Energy Co., Ltd.; SECCO is an associate of the Company; China International United Petroleum & Chemical Co., Ltd., SINOPEC East China Company, Materials and Equipment Department of China Petroleum and Chemical Corporation and East China Branch of Sinopec Sales Company Limited and Sinopec Sales Company Limited are subsidiaries of Sinopec Corp., the controlling shareholder of the Company.

Product Pricing

Most of our products are permitted to be sold at market prices. However, four types of petroleum products (gasoline, diesel and jet fuel, and liquefied petroleum gas) that we sell are subject to varying degrees of government pricing control and are, accordingly, sold at prices set by the Chinese government. In 2020, 2021 and 2022, approximately 43.64%, 47.01% and 51.40% of our net sales, respectively, were from products subject to price controls. Price controls may apply to these products in various ways. Such price controls are sometimes applied exclusively to our products, exclusively to our competitors’ products or sometimes applied to neither our products nor our competitors’ products. The Chinese government has adopted changes to the pricing mechanism for domestic refined oil to be indirectly aligned with international crude oil prices in a controlled manner through use of certain formula(s).

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

Competition

We compete principally in the Chinese domestic market where 88.36% of our products in volume were sold in 2022. In addition, we believe the limitation in transportation infrastructure in China and the difficulties involved in transporting petrochemical products force petrochemical companies in China, including us, to compete primarily on a regional basis. In 2022, 87.18% of our net sales were made to customers in Eastern China.

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

Synthetic Fibers

In 2022, we had an approximate 0.05% share of total domestic polyester and acrylic consumption while imports had an approximate 0.52% share.

The following table summarizes the competitive position of our principal synthetic fibers according to domestic sales in 2022.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal domestic competitor’s share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Acrylic	3.37	8	Jilin Province	55.02	7.84

Sources: Zhuochuang Information (www.chem99.com).

Resins and Plastics

In 2022, we had an approximate 1.01% share of total domestic resins and plastics consumption while imports had an approximate 18.84% share. The following table summarizes the competitive position of our principal resins and plastics products according to domestic sales in 2022.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
(%)				(%)	(%)
Polyester chips	0.54	4	Jiangsu Province	4.68	1.80
Polyethylene	1.05	29	Guangdong Province	1.59	36.27
Polypropylene	1.24	24	Zhejiang Province	3.42	9.19

Sources: Zhuochuang Information (www.chem99.com).

Intermediate Petrochemicals

In 2022, we were one of the largest sellers of intermediate petrochemicals in China, holding an approximate 1.14% share of total domestic consumption, while imports had an approximate 14.50% share of domestic consumption. Ethylene glycol, paraxylene, benzene and butadiene are our major intermediate petrochemical products. In 2022, we were a major producer of ethylene, paraxylene and benzene in China. The following table summarizes the competitive position of our principal intermediate petrochemicals according to domestic sales in 2022.

Product	Our share of domestic consumption	Our competitive ranking	Location of principal domestic competitor	Principal Domestic competitor’s Share of consumption	Imports’ share of consumption
	(%)			(%)	(%)
Ethylene glycol	0.46	11	Zhejiang Province	5.62	35.89
Paraxylene	1.71	16	Zhejiang Province	19.16	30.82
Benzene	1.60	8	Zhejiang Province	11.59	17.57
Butadiene	1.86	28	Jiangsu Province	1.91	4.07

Sources: Zhuochuang Information (www.chem99.com).

Petroleum Products

In 2022, we had an approximate 1.70% share of total domestic petroleum products market while imports had an approximate 7.33% share. Although we have one of the largest refining capabilities in China, we use most of our refining capacity to produce feedstock for our own downstream processing of petrochemical products.

The domestic markets for each of our major petroleum products are geographically concentrated because these markets tend to be highly localized with individual producers controlling a large share of the markets in their locality. In 2022, we sold approximately 88.08% of our petroleum products in Eastern China.

Research and Development, Patents and Licenses, etc.

We have a number of technology development units, including Advanced Materials Innovation Research Institute, the Petrochemical Research Institute, the Plastics Research Institute, and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. Our research and development expenditures in 2020, 2021 and 2022 were RMB 110.6 million, RMB 94.3 million and RMB 130.5 million, respectively. The increase was mainly due to the increase in material cost for research and development of technology in equipment and products.

We are not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

Investments

We established SECCO, a Sino-foreign equity joint venture, in late 2001 with BP Chemicals East China Investments Limited (“BP”) and Sinopec Corp., primarily to build and operate a 900,000 ton Rated Capacity ethylene petrochemical manufacturing facility. SECCO completed construction and commenced its manufacturing operations in 2005. In 2009, SECCO had expanded the capacity of certain facilities to 1,090,000 tons of ethylene per annum. We own 20% of the equity interest of SECCO, while BP and Sinopec Corp. own 50% and 30% interests in SECCO, respectively. In October 2017, BP transferred its 50% equity interests in SECCO to a subsidiary of Sinopec Corp., Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd. As a result of equity transfer, we, Sinopec Corp. and Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd. own 20%, 30% and 50% interests in SECCO, respectively, and SECCO was converted into a PRC domestic company. The registered capital of SECCO is RMB7,800,811,272.00, all of which had been fully contributed by the shareholders in accordance with their equity percentages in SECCO as of October 18, 2017. In July 2021, SECCO’s paid in capital has reduced from RMB 7,800,811,272 to RMB 500,000,000 and all shareers of SECCO has reduced their capital in proportion to their shareholding ratios. In August 2022, the registered capital of SECCO increased from RMB 500,000,000 to RMB 3,115,180,000 through transfer from surplus reserve. Sinopec Corp., Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd. and we increased the registered capital according to the original shareholding ratios. In December 2022, Sinopec Corp. transferred 15% of its equity to INEOS, and Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd. transferred 35% of its equity to INEOS. As at December 31, 2022, INEOS, Sinopec Corp., Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd. and we owned 50%,15%,15% and 20% interests in SECCO, respectively.

In 2022, SECCO achieved a sales revenue of RMB 24.10 billion (U.S.$ 3.59 billion), representing a decrease of 18.91% from its sales revenue of RMB 29.72 billion (U.S.$ 4.61 billion) in 2021. SECCO produced 171,535 tons of ethylene in 2022, representing a decrease of 98,029 tons over the previous year. SECCO had a net loss of RMB 1.95 billion (U.S.$ 290.14 million) in 2022, representing a decrease of RMB 5.08 billion (U.S.$ 775.61 million) over the previous year.

Environmental Protection

We are subject to national and local environmental protection regulations, which currently impose a graduated schedule of fees for the discharge of waste substances, require the payment of fines for pollution and provide for the forced closure of any facility that fails to comply with orders requiring it to cease or cure certain environmentally damaging practices. We have established environmental protection systems which consist of pollution control facilities to treat certain of our waste materials and to safeguard against accidents. Because of the nature of our business, however, we store a significant amount of waste substances in the plants and discharge them into the environment after making such waste substances meet the discharge standards. In 2022, the Company paid a total of RMB 12.68 million in environmental taxes, a decrease of 10.74% compared with 2021.

We were subject to various administrative penalties for its violations of the relevant PRC environmental laws and regulations in the past three years. In 2022, we were subject to no administrative penalty for violations of the relevant PRC environmental laws and regulations.

We believe our environmental protection facilities and systems are adequate for the existing national and local environmental protection regulations. In 2022, we continued to carry out various energy-saving and emissions reduction measures in accordance with the relevant domestic energy conservation and emissions reduction requirements, and achieved all energy-saving and emissions reduction goals set by the Chinese government during the year.

As compared with 2021, the emissions of ammonia nitrogen, sulfur dioxide and nitrogen oxide decreased by 57.64%, 23.90%, 10.56%, respectively, and COD emissions increased by 7.19%. The Company achieved a 100% comprehensive standard rate of effluents, a 99.99% standard rate of controlled exhaust gas discharge, and a 100% rate of proper disposal of hazardous waste. The Company continued to progress the LDAR related work. In 2022, we tested a total of 2,902,476 sealing points of production units, detected 8,374 leak points and repaired 8,245 points, with a repair rate of 98.50%.

Insurance

We currently participate in a package of insurance coverage plan through Sinopec Group as its controlled subsidiary, which, as of December 31, 2022, was approximately RMB 46.2429 billion (U.S.$ 6.7046 billion) on our property and facilities and approximately RMB 1,639.23 million (U.S.$ 237.67 million) on our inventory. In addition, we maintain insurance policies for such assets as vehicles and products in transit with third-party’s commercial insurance company. The Sinopec Group insurance coverage is compulsory and applies to all enterprises controlled by Sinopec Group, pursuant to guidelines of Sinopec Group which may not be legally enforceable against Sinopec Group. Thus, there are uncertainties under Chinese law as to what percentage insurance claims we may demand against Sinopec Group.

Cyber Security

We have implemented policies and procedures intended to prevent cyber incidents and to identify and respond to unauthorized intrusions. With respect to our internal internet policies on cybersecurity, we have established an information safety management system and issued internal regulations on cybersecurity, internal hardware and data safety systems and we are gradually implementing measures relating to the office environment information safety management, information system access control, protection from any malicious software, and internal review and audit of information safety risks, in order to prevent loss of information due to cybersecurity incidents, network outages or hardware incidents. In 2022, we did not experience any material cybersecurity incidents or related losses.

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

Business Operations Relating to Iran and other U.S. Sanctioned Countries

In 2022, we sourced no crude oil from Iran.

In addition, based on feedback to our inquiries to Sinopec Corp., in 2022, it did not source any of its refinery throughputs of crude oil from Iran. Based on Sinopec Corp.’s internal reports and statistics, Sinopec Corp. recorded no revenue or net profit from its trading activities with Iranian companies.

In addition, based on feedback to our inquiries to Sinopec Group, the controlling shareholder of Sinopec Corp., Sinopec Group engaged in a small amount of business activities in Iran such as providing engineering services and designs. Sales revenue and profits from these business activities accounted for 0.02% and 0.13% of its total unaudited sales revenue and profits respectively.

We have no performance obligations under any contract to continue to purchase crude oil sourced from Iran in 2023.

C. Organizational Structure.

Our Subsidiaries

As of December 31, 2022, our significant subsidiaries are listed below. All of the subsidiaries named below are incorporated in China.

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

Name of Company	Particulars of issued capital	Type of legal entity	Percentage of equity held by Sinopec Corp. and its subsidiary	Principal activities
	(millions)		(%)
Sinopec International Petroleum Exploration and Production Company Limited	RMB8,250	Limited company	100.00	Investment in exploration, development, production, sales of petroleum and natural gas and other areas
Sinopec Great Wall Energy and Chemical Company Limited	RMB22,761	Limited company	100.00	Coal chemical industry investment management, production and sale of coal chemical products
Sinopec Yangzi Petrochemical Company Limited	RMB15,651	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Yizheng Chemical Fiber Limited Liability Company	RMB4,000	Limited company	100.00	Production and sale of polyester chips and polyester fibers
Sinopec Lubricant Company Limited	RMB3,374	Limited company	100.00	Production and sale of lubricant products, lubricant base oil, and petrochemical materials
Sinopec Qingdao Petrochemical Company Limited	RMB1,595	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Chemical Sales Company Limited	RMB1,000	Limited company	100.00	Marketing and distribution of petrochemical products
China International United Petroleum & Chemical Company Limited	RMB5,000	Limited company	100.00	Trading of crude oil and petrochemical products
Sinopec Overseas Investment Holding Limited	U.S.$3,423	Limited company	100.00	Investment of overseas business and equity interests management
Sinopec Catalyst Company Limited	RMB1,500	Limited company	100.00	Production and sale of catalyst products
China Petrochemical International Company Limited	RMB1,400	Limited company	100.00	Trading of petrochemical products
Sinopec Beihai Refining and Chemical Limited Liability Company	RMB5,294	Limited company	98.98	Import and processing of crude oil, production, storage and sales of petroleum and petrochemical products
Sinopec Qingdao Refining and Chemical Company Limited	RMB5,000	Limited company	85.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Hainan Refining & Chemical Company Limited	RMB9,606	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Marketing Co.	RMB28,403	Limited company	70.42	Marketing and distribution of refined petroleum products
Sinopec-SK (Wuhan) Petrochemical Company Ltd.	RMB7,193	Limited company	59.00	Production, sale, research and development of petroleum products, petrochemical products, ethylene and downstream derivatives
Sinopec Kantons Holdings Limited	HK$248	Limited company	60.33	Provision of crude oil jetty services and natural gas pipeline transmission services
Sinopec Shanghai Gaoqiao Petrochemical Company Limited	RMB10,000	Limited company	55.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited	RMB10,824	Limited company	50.55	Manufacturing of synthetic fibers, Resin and plastics, intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited	RMB10,492	Limited company	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products
Zhongke (Guangdong) Refining & Chemical Co., Ltd.	RMB 6,397	Limited company	90.30	Crude oil processing and petroleum product manufacturing
Sinopec Baling Petrochemical Co., Ltd.	RMB 3,000	Limited company	55.00	Crude oil processing and petroleum product manufacturing

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

The following table sets forth the Rated Capacities and weighted average utilization rates of our principal production units for petroleum products and intermediate petrochemicals in 2022:

Key production facilities (number of sets)	Designed capacity (tons)	Capacity Utilization (%)
Crude oil distillation facility (2)	14,000,000	89.52
Hydrocracking facility (2)	3,000,000	88.88
Ethylene facility	700,000	97.06
* Aromatics facility (2)	835,000	96.86
PTA facility	400,000	—
Ethylene oxide/Ethylene glycol facility (2)	525,000	77.48
Catalytic cracking	3,500,000	92.19
Delayed coking (2)	2,200,000	88.60
** Diesel hydrogenation (2)	3,850,000	83.31
** Acrylonitrile facility	650,000	100.35
C-5 Separation (2)	185,000	123.25
*** Polyester facility (3)	550,000	87.31
**** Polyester staple fibre facility (2)	158,000	—
**** Polyester filament facility	21,000	—
***** Acrylics staple fibre facility (3)	140,800	93.03
Polyethylene facility (3)	408,000	93.33
Polypropylene facility (3)	400,000	95.13
Vinyl acetate facility	86,100	104.41

*	No.1 PX facility (235,000 tons/year) was suspended for the whole year.
**	No.2 Diesel hydrogenation facility (1,200,000 tons/year) was revamped into acrylonitrile facility by the end of 2016. Annual production is 650,000 tons/year.
***	No.2 polyester fibre facility (300,000 tons/year) and No.3 polyester fibre facility (100,000 tons/year) were suspended for the whole year.
****	Polyester staple fibre facility and polyester filament facility were suspended for the whole year.
*****	Acrylic south unit (46,800 tons/year) and the Acrylic south unit (66,000 tons/year) were suspended for the whole year.

Our two crude oil distillation units were designed and built in China. In 2022, the actual quantity of crude oil we processed was approximately 10.45 million tons. Our hydrocracker uses technology from United Oil Products Corporation of the United States. Our second ethylene unit uses technology from ABB Lummus Global Inc. of the United States. The aromatics unit uses technology from Universal Oil Products Corporation of the United States. The PTA unit uses technology from Mitsui Petrochemical Corporation of Japan. The ethylene oxide / ethylene glycol unit was constructed using technology from Scientific Design Corporation of the United States.

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

In 2022, the Group focused on building up and implementing stable production as its top priority in production management, and implemented and consolidated its foundation in production operation while cementing safety management. The Company seeks to implement the HSSE management system and put into practice process safety management, and further enhance its ensure equipment integrity assurance regime. We did not encounter serious accidents involving production safety, environmental pollution or occupational poisoning in 2022 except the No.1 ethylene glycol plant explosion accident, which occurred on June 28, 2022 due to a fire broke out in No.1 ethylene glycol plant of the intermediate petrochemicals segment of the Company, causing a fire on surrounding individual pipelines. Net losses due to the fire include (a) writing off of damaged fixed assets and inventories in the amount of RMB7,676 thousand and RMB819 thousand respectively, and (b) compensation to casualties in the amount of RMB1,010 thousand.

Transportation-Related Fixtures

Crude oil, our principal raw material, is transported by pipeline and oil tanker to a crude oil terminal wharf and storage tanks. Our products leave the factory by water, rail, road and pipeline. In 2022, approximately 88.08% of our products by sales volume were picked up by customers from our premises, and the others were delivered by us. Our major ethylene customer is supplied via a pipeline. And some of the products were transported using our facilities.

Wharfs

We own one chemical wharf at Jinshan with five berths of 3,000, 5,000, 10,000, 10,000 and 30,000 tons. We also own a connecting pipeline capable of loading up to approximately 4.6 million tons of chemical products annually onto ocean-going barges and ships. In 2022, products representing 39.07% of total sales volume were shipped from the wharf. We also have a facility to load ships and barges which use the region’s inland waterways. In 2022, products representing 1.08% of total sales volume were shipped from these facilities. We believe that we have a competitive advantage because a greater proportion of our products are shipped by water as opposed to rail and truck, which is subject to capacity constraints on China’s rail and highway networks. Additionally, we own facilities for receiving crude oil and coal at docks that we own and transporting such materials by pipeline or conveyor to our production facilities.

Rail

We own a railroad loading depot with an annual capacity of 500,000 tons. The depot provides access via a spur line to the national Chinese railway system. In 2022, products representing 0.13% of total sales volume were transported from the factory by rail.

Capital Expansion Program

We have planned or started a number of other principal capital expansion projects. In 2020, 2021 and 2022, we invested RMB 2.1 billion, RMB 3.533 billion and RMB 3.452 billion, respectively, in capital expansion projects. We expect that total investment in the projects described below will be approximately RMB 3.7 billion in 2023.

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

To take advantage of our specialty in producing acrylics fiber and to improve our industrial structure and upgrade certain products, we plan to construct a carbon fiber project with a capacity of 1,500 tons/year. Sinopec Corp. approved the basic design for this project in December 2010; pile foundation construction was commenced in December 2010; civil engineering was commenced in February 2011 and one series of facilities under phase I were launched for trial operation in 2012. Subject to the market conditions, we commenced the construction of Phase II of the Project in April 2019, and completed the mid-term delivery of it in March 2021. We commenced raw silks (24,000 ton/year) and 48K large-tow carbon fiber (12,000 ton/year) project in November 2020, and completed Phase I mid-term delivery of them in August 2022.

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

General

You should read the following discussion and analysis in conjunction with our audited financial statements, in each case, together with the accompanying notes included elsewhere in this annual report. Our audited financial statements have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with IFRS, as issued by the IASB. In doing so, we have to make estimates and assumptions. Our critical accounting estimates are those estimates that involve a significant level of uncertainty at the time the estimate was made, and changes in them have had or are reasonably likely to have a material effect on our financial condition or results of operations. Accordingly, actual results could differ materially from our estimates. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis.

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

Management reassesses these estimations at the end of each reporting period to ensure inventory is measured at the lower of cost and net realizable value.

Impairments for non-current assets

At the end of each reporting period, if any indication of impairment exists, the Company estimates the recoverable amount of an asset or a cash-generating unit (“CGU”) (a portion of which related to certain production facilities), at the higher of its fair value less costs of disposal and its value in use, to determine the impairment losses. If circumstances indicate that the carrying amount of the asset or CGU may not be recoverable, the asset or CGU may be considered “impaired”, and an impairment loss may be recognized.

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

A. Operating Results

The following discussion covers the years ended December 31, 2021 and 2022. For the discussion covering the year ended December 31, 2020, please refer to Item 5A of the Company’s Form 20-F for the year ended December 31, 2021 filed with the SEC on April 28, 2022.

Government Policies

The impact of government economic, fiscal, and monetary policies can materially affect our financial condition, results of operations, and cash flows (see Item 3. Key Information—D. Risk Factors).

In particular, we consume large amounts of crude oil to manufacture our products of which more than 95% is typically imported. We attempt to mitigate the effect of increased costs due to rising crude oil prices. However, our ability to pass on these increased costs to our customers is dependent on government regulations, among other factors. Given that the increase of the sales prices of our products can lag behind the increase of crude oil costs, we sometimes fail to completely cover the increased costs by increasing our sales prices, particularly where government regulations restrict the prices of certain of our fuel products such as gasoline, diesel and jet fuel, and liquefied petroleum gas. In 2020, 2021 and 2022, approximately 43.64%, 47.01% and 51.40% of our net sales were from such products subject to price controls. Although the current price-setting mechanism for refined petroleum products in China allows the Chinese government to adjust price in the PRC market when the average international crude oil price fluctuates beyond certain levels within a certain time period (see Item 4. Information on the Company – B. Business Overview – Product Pricing), the Chinese government still retains discretion as to whether or when to adjust the prices of the refined oil products. The Chinese government generally exercises certain price control over refined oil products once international crude oil prices experience a sustained rise or become significantly volatile. Moreover, the Chinese government controls the distribution of many fuel products in China. For instance, some of our fuel products are required to be sold to designated distributors (such as the subsidiaries of Sinopec Corp.). Because we cannot freely sell our fuel products to take advantage of opportunities for higher prices, we may not be able to fully cover increases in crude oil prices by increases in the sale prices of our products, which has had and will continue to have a material adverse effect on our financial condition, results of operations and cash flows.

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

Summary

In 2022, China’s GDP saw growth of 3%, and such rate of growth is expected to accelerate in 2023.

In 2022, the Company actively responded to the complex and severe domestic and international economic and industry situations. At the same time as pandemic prevention, Sinopec Group focused its attention on resolving main contradictions, system optimization, and pandemic prevention to transform potential crisis into opportunities and to achieve a level of operation results with the joint efforts of all staff.

The following table sets forth our sales volumes and net sales for the years indicated:

	Year ended December 31,
	2020			2021			2022
	Sales Volume (‘000 tons)	Net Sales (RMB million)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (RMB million)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (RMB million)	% of Total Net Sales
Synthetic fibers	151.4	1,472.4	2.4	101.9	1,374.8	1.8	22.4	412.5	0.6
Resins and plastics	1,365.4	9,419.7	15.3	1,254.9	9,962.7	13.1	889.3	7,321.2	10.1
Intermediate petrochemicals	2,168.0	8,205.8	13.3	1,989.1	10,780.5	14.2	1,544.2	10,537.7	14.5
Petroleum products	10,347.7	30,139.6	49.0	10,065.0	41,884.4	55.2	7,211.4	41,444.7	57.0
Trading of petrochemical products	—	11,577.3	18.8	—	11,051.4	14.6	—	12,007.6	16.5
Others	—	746.1	1.2	—	835.0	1.1	—	930.9	1.3
Total	14,032.5	61,560.9	100.0	13,410.9	75,888.8	100.0	9,667.3	72,654.6	100.0

The following table sets forth a summary statement of our consolidated statements of operations for the years indicated:

	Year ended December 31,
	2020		2021		2022
	RMB million	% of Net sales	RMB million	% of Net sales	RMB million	% of Net sales
Synthetic fibers
Net sales	1,472.4	2.4	1,374.8	1.8	412.5	0.6
Operating expenses	(1,836.6)	(3.0)	(2,228.9)	(2.9)	(1,427.8)	(2.0)
Segment loss	(364.2)	(0.6)	(854.1)	(1.1)	(1,015.3)	(1.4)

	Year ended December 31,
	2020		2021		2022
	RMB million	% of Net sales	RMB million	% of Net sales	RMB million	% of Net sales
Resins and plastics
Net sales	9,419.7	15.3	9,962.7	13.1	7,321.2	10.1
Operating expenses	(8,157.6)	(13.3)	(9,910.5)	(13.1)	(8,573.7)	(11.8)
Segment profit/(loss)	1,262.1	2.0	52.2	0.1	(1,252.5)	(1.7)
Intermediate petrochemicals
Net sales	8,205.8	13.3	10,780.5	14.2	10,537.7	14.5
Operating expenses	(7,624.2)	(12.4)	(11,415.6)	(15.0)	(11,994.3)	(16.5)
Segment profit/(loss)	581.6	0.9	(635.1)	(0.8)	(1,456.6)	(2.0)
Petroleum products
Net sales	30,139.6	49.0	41,884.4	55.2	41,444.7	57.0
Operating expenses	(32,338.3)	(52.5)	(38,917.4)	(51.3)	(41,443.7)	(57.0)
Segment (loss)/profit	(2,198.7)	(3.5)	2,967.0	3.9	1.0	0.0
Trading of petrochemical products
Net sales	11,577.3	18.8	11,051.4	14.6	12,007.6	16.5
Operating expenses	(11,535.3)	(18.7)	(11,007.7)	(14.5)	(11,994.8)	(16.5)
Segment profit	42.0	0.1	43.7	0.1	12.8	0.0
Others
Net sales	746.1	1.2	835.0	1.1	930.9	1.3
Operating expenses	(535.1)	(0.9)	(976.5)	(1.3)	(1,063.7)	(1.5)
Segment profit/(loss)	211.0	0.3	(141.5)	(0.2)	(132.8)	(0.2)
Total
Net sales	61,560.9	100.0	75,888.8	100.0	72,654.6	100.0
Operating expenses	(62,027.1)	(100.8)	(74,456.6)	(98.1)	(76,498.0)	(105.3)
(Loss)/profit from operations	(466.2)	(0.8)	1,432.2	1.9	(3,843.4)	(5.3)
Net finance income	332.3	0.5	414.6	0.5	443.3	0.6
Share of profits/(losses) of associates and jointly controlled entities	724.7	1.2	874.3	1.2	(173.6)	(0.2)
Profit/(loss) before income tax	590.8	0.9	2,721.1	3.6	(3,573.7)	(4.9)
Income tax	65.6	0.1	(644.5)	(0.9)	731.4	1.0
Net profit/(loss)	656.4	1.0	2,076.6	2.7	(2,842.3)	(3.9)
Attributable to:
Equity shareholders of the Company	645.1	1.0	2,073.4	2.7	(2,846.2)	(3.9)
Non-controlling interests	11.3	0.0	3.2	0.0	3.9	0.0
Net profit/(loss)	656.4	1.0	2,076.6	2.7	(2,842.3)	(3.9)

Net sales represent sales revenue of the respective segments after sales taxes and surcharges. Operating expenses here represent cost of sales, selling and administrative expenses and other operating expenses /income, as allocated to respective segments.

Year ended December 31, 2022 compared with year ended December 31, 2021

Net sales

In 2022, net sales of the Company amounted to RMB72,654.6 million, a decrease of 4.26% from the previous year’s RMB75,888.8 million. As of December 31, 2022, the weighted average prices (excluding tax) of synthetic fibers, resins and plastics, intermediate petrochemical products and petroleum products of the Company increased by 36.31%, 3.58%, 13.97% and 31.94% year-on-year respectively. The total volume of our products was 9.71 million tons in 2022, representing a decrease of 27.81% over the previous year. Our production/sales ratio was 99.83%, and the trade receivables recovery rate was 100%. Our total amount of sales from export was RMB 9.6 billion, an increase of 17.07% compared with 2021.

(i) Synthetic fibers

In 2022, the Company’s net sales of synthetic fiber products amounted to RMB412.5 million, representing a decrease of 70.00% from the previous year’s RMB1,374.8 million, which was mainly due to the price hike of main raw materials and perennial loss of acrylic fiber, and the lower sales during the Reporting Period resulted from the decrease of sales of synthetic fiber products. Sales volume of synthetic fibers decreased by 78.02% year-on-year, while the weighted average sales price increased by 36.31%. Meanwhile, the sales volume of acrylic fibers, the main product of the synthetic fibers segment, decreased by 71.92% year-on-year. Net sales of acrylic fibers and other products accounted for 78.47% and 21.53% of the total sales of synthetic fibers segment respectively.

Net sales of synthetic fibers accounted for 0.60% of the Company’s net sales in the current year, representing a decrease of 1.2 percentage points from the previous year.

(ii) Resins and plastics

In 2022, the Company’s net sales of resins and plastics products amounted to RMB7,321.2 million, a decrease of 26.51% from the previous year’s RMB9,962.7 million, which was mainly due to the decrease in production resulting from the downturn in the domestic market and the shutdown of production during the Reporting Period. The weighted average sales price of resins and plastics increased by 3.58%, while the sales volume of resins and plastics products decreased by 29.13% year-on-year. Meanwhile, the weighted average sales price of polyethylene and polypropylene decreased by 0.11% and 5.48%, and the weighted average sales price of polyester chips increased by 14.17% year-on-year. The sales of polyethylene, polypropylene, polyester chips and other products accounted for 45.36%, 41.31%, 9.47% and 3.86% of the total sales of resins and plastics segment respectively.

The net sales of resins and plastics accounted for 10.08% of the Company’s net sales in the current year, a decrease of 3 percentage points from the previous year.

(iii) Intermediate petrochemicals

In 2022, the Company’s net sales of intermediate petrochemical products amounted to RMB10,537.7 million, a decrease of 2.25% from the previous year’s RMB10,780.5 million, which was mainly due to the rise in unit price of intermediate petrochemical products driven by the sharp rise in international crude oil prices and due to the decrease in the sales volume resulting from the stagnant market. The weighted average sales price of major intermediate petrochemical products increased by 13.97% year-on-year, and its sales volume decreased by 11.43% year-on-year. The sales of p-xylene, ethylene oxide, pure benzene, ethylene glycol and other products accounted for 41.16%, 11.93%, 19.44%, 2.44% and 25.03% of the total sales of intermediate petrochemical products respectively.

The net sales of intermediate petrochemical products accounted for 14.50% of the Company’s net sales in the current year, an increase of 0.3 percentage points from the previous year.

(iv) Petroleum products

In 2022, the Company’s net sales of petroleum products amounted to RMB41,444.7 million, a decrease of 1.05% from the previous year’s RMB41,884.4 million, which was mainly due to the rise in the price of petroleum products resulted from the hike in international crude oil prices and decrease of sales volume resulted from the downturn in the domestic market. The weighted average sales price of petroleum products increased by 31.94% year-on-year, and sales volume decreased by 30.06%.

The net sales of petroleum products accounted for 57.04% of the Company’s net sales in the current year, an increase of 1.8 percentage points from the previous year.

(v) Trading of petrochemical products

In 2022, the Company’s net sales of trading of petrochemical products amounted to RMB12,007.6 million, an increase of 8.65% from the previous year’s RMB11,051.4 million. This was mainly due to the increase in sales of our second-level subsidiary, Shanghai Jinshan Trading Corporation, by RMB1,439 million.

The net sales of trading of petrochemical products accounted for 16.53% of the Company’s net sales in the current year, an increase of 1.9 percentage points from the previous year.

(vi) Others

In 2022, the Company’s net sales of other products amounted to RMB930.9 million, an increase of 11.48% from the previous year’s RMB835.0 million.

The net sales of other products accounted for 1.28% of the Company’s net sales in the current year, an increase of 0.2 percentage points from the previous year.

Cost of sales and operating expenses

Cost of sales and operating expense consist of cost of sales, sales and administrative expenses, other operating expenses and other operating income, etc.

In 2022, the Company’s cost of sales and expenses amounted to RMB76,498.0 million, an increase of 2.74% from RMB74,456.6 million in 2021. Cost of sales and expenses of synthetic fibers, resins and plastics, intermediate petrochemical products, petroleum products, petrochemical products and other products amounted to RMB1,427.8 million, RMB8,573.7 million, RMB 11,994.3 million, RMB41,443.7 million, RMB11,994.8 million and RMB1,063.7 million respectively, representing a decrease of 35.94%, a decrease of 13.49%, an increase of 5.07%, an increase of 6.49%, an increase of 8.97% and an increase of 8.93% year-on-year respectively.

Compared with the last year, the cost of sales and expenses of intermediate petrochemical products, petroleum products, trading of petrochemical products and others increased this year, which was mainly due to the sharp increase in crude oil prices and thus the increase in corresponding costs.

•	Cost of sales

In 2022, the Company’s cost of sales amounted to RMB76,265.9 million, an increase of 2.65% from previous year’s RMB74,298.0 million, which was mainly due to the increase in cost resulting from the rise in crude oil prices as well as accrual of inventories impairment in cost of sales. Cost of sales accounted for 104.97% of the net sales this year.

•	Selling and administrative expenses

In 2022, the Company’s sales and administrative expenses amounted to RMB288.7 million, a decrease of 21.59% from the previous year’s RMB368.2 million. This was primarily due to the overall sales volume drop in the year.

•	Other operating income

In 2022, the Company’s other operating income amounted to RMB110.6 million, a decrease of 11.73% from previous year’s RMB125.3 million. This was mainly due to the drop in rental income.

•	Other operating expenses

In 2022, the Company’s other operating expenses amounted to RMB25.8 million, a decrease of 42.28% from previous year’s RMB44.7 million. This was primarily due to the decrease of RMB23.2 million for the purchases of rights of carbon emission during the year.

Loss from operations

In 2022, the Company’s operating loss amounted to RMB3,843.4, and the operating profit amounted to RMB1,432.2 million in the previous year. In 2022, the Company’s operating loss was mainly due to the rising cost resulting from higher crude oil prices, the increase in the selling price of products not as high as the rising cost, and a sluggish domestic market.

(i) Synthetic fibers

In 2022, the operating loss of synthetic fibers amounted to RMB1,015.3 million, an increase of RMB161.2 million from the operating loss of RMB854.1 million in the previous year. The increase was mainly due to the weak market demand of the textile industry which is the downstream market of the synthetic fibers segment, together with temporary plant shutdown. Due to a part of production facilities being idle or obsolete the provision for impairment of long-term assets of RMB49.2 million was made for the synthetic fiber segment.

(ii) Resins and plastics

In 2022, the operating loss of resins and plastics amounted to RMB1,252.5million, and the operating profit amounted to RMB52.2 million in the previous year. The decrease in operating profit in the year was mainly because the rise in international crude oil prices resulted in the sharp rise in costs while the demand in the downstream market was weak, and thus the increase in sales price was lower than that in cost price.

(iii) Intermediate petrochemicals

In 2022, the operating loss of intermediate petrochemical products amounted to RMB1,456.6 million, an increase of RMB821.5 million from the operating loss of RMB635.1 million in the previous year. The increase in operating loss of petrochemical products as compared with the previous period was mainly because the rise in international crude oil prices resulted in the sharp rise in costs while the demand in the downstream market was weak, and thus the increase in sales price was lower than that in cost price. In 2022, provision for impairment of long-term assets of RMB212.4 million was made for some devices as increasing production and operation cost is not expected to be covered by the estimated selling price of the products due to deteriorating market conditions.

(iv) Petroleum products

In 2022, the operating profit of petroleum products amounted to RMB1.0 million, a decrease of RMB2,966.0 million from the operating profit of RMB2,967.0 million in the previous year. The decrease in operating profit in the year was mainly due to the rise in international crude oil prices resulted in the sharp rise in costs, and thus the increase in sales price was lower than that in cost price.

(v) Trading of petrochemical products

In 2022, the operating profit of the trading of petrochemical products amounted to RMB12.8 million, a decrease of RMB30.9 million from the operating profit of RMB43.7 million in the previous year, which was mainly due to the decrease in the gross profit from trading of petrochemical products during the period.

(vi) Others

In 2022, the Company’s other operating loss amounted to RMB132.8 million, a decrease of RMB8.7 million from the other operating loss of RMB141.5 million in the previous year, which was no significant change compared with the previous year.

Net finance income

In 2022, the Company’s net financial income amounted to RMB443.3 million, an increase of RMB28.7 million from the net financial income of RMB414.6 million in the previous year, mainly due to an increase in interest income from time deposits during the Reporting Period, resulting in an increase of our interest income by RMB33 million from RMB508.8 million in 2021 to RMB541.8 million in 2022.

Loss before taxation

In 2022, the Company’s loss before taxation amounted to RMB3,573.7 million, and the profit before taxation amounted to RMB2,721.1 million in the previous year.

Income tax

The income tax benefit of the Company amounted to RMB731.4 million in 2022 and the income tax expense amounted to RMB644.5 million in 2021. This was primarily due to the recognition of deferred income tax assets as a result of the Company’s loss for the year. In accordance with The Enterprise Income Tax Law of the PRC (amended in 2018), the income tax rate applicable to the Company in 2022 is 25% (2021: 25%).

The effective rate for income tax was 20.47% in 2022, as compared to 23.68% in 2021.

Loss for the year

In 2022, the Company’s loss after tax amounted to RMB2,842.3 million, a decrease of RMB4,918.9 million from the profit after tax of RMB2,076.6 million in the previous year.

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

The following table sets forth a condensed summary of our consolidated statement of cash flows for the years ended December 31, 2020, 2021 and 2022.

	Year Ended December 31,
	2020	2021	2022

	(RMB million)
Net cash generated from / (used in) operating activities	1,679.8	3,950.0	(7,459.4)
Net cash (used in) / generated from investing activities	(3,887.5)	(2,359.4)	4,390.4
Net cash generated from / (used in) financing activities	1,681.8	(3,393.1)	(1,168.9)
Net decrease in cash and cash equivalents	(525.9)	(1,802.5)	(4,237.9)

Net cash generated from operating activities

The net cash used in operating activities amounted to RMB 7,459.4 million in 2022, representing and the net cash inflows amounted to RMB 3,950.0 million in 2021. During the reporting period, with the operating loss, the Company’s cash outflows used in operating activities in 2022 amounted to RMB 6,960.7 million, and the cash inflows generated from operating activities amounted to RMB 4,411.7 million in 2021. The income tax paid in 2022 amounted to RMB 376.8 million, an increase of RMB 25.2 million from the income tax paid of RMB 351.6 million in the previous year.

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

Net cash used in investing activities

The net cash inflows amounted to RMB4,390.4 million in 2022, and the net cash outflows amounted to RMB2,359.4 million in 2021. This was primarily due to the net cash inflow of time deposits increased in the year as compared with the previous year. .

Our net cash used in investing activities decreased from RMB 3,997.5 million in 2020 to RMB 2,359.4 million in 2021. This was primarily due to the proceeds from capital reduction of an associate. According to the resolution of the Board of Directors on 9 July 2021, the Company, Sinopec Corp., and Sinopec Shanghai Gaoqiao Petrochemical Company Limited approved to reduce their paid-in capital in SECCO, an associate of the Company, by a total amount of RMB 7,300.8 million in proportion to their shareholding ratios of 20%, 30% and 50% respectively. Among them, the Company reduced its investment cost in SECCO by approximately RMB 1,460.3 million and the Company has received the amount of the capital reduction in December 2021.

Net cash used in financing activities

Our net cash used in financing activities was RMB 1,168.9 million in 2022 as compared to RMB 3,393.1 million in 2021. The decrease of net cash outflows was primary because the net cash outflow from the acquisition and repayment of short-term bonds decreased by RMB3,001 million and the net cash outflow from the acquisition and repayment of loans increased by RMB722 million as compared with the previous year.

Our net cash used in financing activities was RMB 3,393.1 million in 2021 as compared to net cash generated from financing activities was RMB 1,681.8million in 2020. The decrease was mainly due to net cash outflow resulted from repayment of short-term bonds and issuance of short-term bonds.

Borrowings and banking facilities

Our total borrowings at the end of 2022 amounted to RMB2,250 million, representing a decrease of RMB 9.8 million as compared to RMB 2,259.8 million at the end of the previous year. See Item 11 Quantitative and Qualitative Disclosures about Market Risk – Interest Rate Risk for more information on the maturity and the interest rate of the borrowings. We have been able to arrange short term loans with several PRC financial institutions as and when needed. The debt obligations as of December 31, 2021 and 2022 were as follows.

Debt instruments	As of December 31,
	2021	2022

	(RMB million)
Short term bank loans (1)	1,559.8	1,550.0
Long term bank loans	700.0	700.0

	2,259.8	2,250.0

(1)

As of December 31, 2022, no borrowings were secured by the way of property, plant and equipment. We obtained a credit rating of AAA- for financing loans, assessed by Shanghai Huajie Credit Rating & Investors Service Co., Ltd., a credit rating agency authorized by the Shanghai Branch of the People’s Bank of China. As of December 31, 2022, the current assets exceeded current liabilities by RMB 1,767.5 million. The liquidity of the Company is primarily dependent on the ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and on its ability to obtain adequate external financing to support its working capital and meet its debt obligation when they become due. We assessed that all the facilities could be renewed upon their expiration dates. We have carried out a detailed review of the cash flow forecast for the 12 months ending December 31, 2022. Based on such forecast, we believe that we will be able to renew these facilities when they expire based on our well-established relationships with various lenders and adequate sources of liquidity exist to fund our working capital and capital expenditure requirements.

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

Gearing ratio

As of December 31, 2022, our gearing ratio was 35.93%, while as of December 31, 2021, our gearing ratio was 35.26%. The ratio is calculated using this formula: total liabilities divided by total assets.

Capital expenditure

In 2022, our capital expenditure amounted to RMB 3,452 million, representing a decrease of 2.29% as compared to RMB 3,533 million in capital expenditure in 2021. Major projects include the following:

Major Project	Total amount of project investment RMB million	Amount of project Investment in 2022 RMB million	Project progress as of December 31, 2022
Shanghai Jinshan baling New Material Co., Ltd	400,000	200,000	Paid in RMB200 million
Sinopec Shanghai 24000 T/A precursor fiber and 12000 T/A 48K large tow carbon fiber project	3,489,638	1,099,999	Under construction
100 ton high performance carbon fiber test plant	566,183	326,739	Under construction
Improvement transformation project of clean water and sewage separation of Sinopec Shanghai	155,293	80,000	Under construction
Third circuit 220kV incoming power line project of Sinopec Shanghai	507,120	75,000	Under construction
The compliance transformation project plus the hidden danger rectification project of the control system in the control room of 1#, 2#, 3#, 4# refining combined unit of oil refining department	97,689	70,000	Interim delivery
Compliance transformation project of control room of the synthetic resin department (the former plastics department)	121,991	60,000	Under construction
Compliance transformation project of energy consumption of 2xCC100 Turbine (No.5 and No.6) for coal power units	93,260	53,000	Put into operation

Note: In addition to the major capital expenditure items disclosed in the above table, the total capital expenditure of other projects of the Company is RMB1,487 million.

The Company’s capital expenditures for 2023 are estimated at approximately RMB3,700 million.

Proposed Dividend Distribution

The Board did not recommend the distribution of profit for the year nor Capital Reserve Capitalization. The proposal remains to be approved at our 2022 Annual General Meeting.

C. Research and Development, Patents and Licenses, etc.

We have a number of technology development units, including the Petrochemical Research Institute, the Plastics Research Institute, the Polyester Fiber Research Institute, the Acrylic Fiber Research Institute and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. Our research and development expenditures in 2020, 2021 and 2022 were RMB 110.6 million, RMB 94.30 million and RMB 130.5 million, respectively. The increase was mainly due to the increase in material cost for research and development of technology in equipment and products.

We are not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

D. Trend Information

The International Monetary Fund advised in its April 2023 edition of World Economic Outlook that the global economy grew 3.4 percent in 2022 and is projected to have a continued moderate recovery of about 2.8 percent in 2023 and 3.0 percent in 2024. The global economic recovery is still clouded by the following challenges: rising energy costs, higher than anticipated inflation, prolonged pandemic disruptions due to more variants, supply chain disruptions, geo-political tensions such as the Russia-Ukraine conflict and related sanctions, and ongoing climate emergencies and natural disasters.

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

E. Critical Accounting Estimates

Please refer to discussion on Critical Accounting Estimates in general section of Item 5.

F. Other Information

Purchase, Sale and Investment

Except as disclosed in this report, during the year ended December 31, 2022, we engaged in no material purchase or sale of our subsidiaries or associated companies or any other material investments.

Pledge of Assets

As of December 31, 2022, we did not pledge any of our property or equipment.

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

Name	Age	Position
Directors
Wan Tao	55	Executive Director, Chairman of the Board of Directors, Chairman of Strategy Committee, and Member of Nomination Committee
Guan Zemin	59	Executive Director, Vice-Chairman of the Board of Directors, Vice-Chairman of Strategy Committee, and President
Du Jun	52	Executive Director, Vice President and Chief Finance Officer
Huang Xiangyu	55	Executive Director and Vice President
Xie Zhenglin	58	Non-executive Director and Member of Strategy Committee
Peng Kun	57	Non-executive Director
Li Yuanqin	50	Independent Director, and Chairman of Audit Committee
Tang Song	43	Independent Director, and Member of Audit Committee
Chen Haifeng	49	Independent Director, Member of Audit Committee and Member of Nomination Committee
Yang Jun	67	Independent Director, Chairman of Remuneration and Appraisal Committee and Chairman of Nomination Committee
Gao Song	53	Independent Director, Member of Remuneration and Appraisal Committee and Member of Strategy Committee
Supervisory Committee
Ma Yanhui	52	Chairman of the Supervisory Committee
Zhang Feng	54	Employee Supervisor
Chen Hongjun	52	Employee Supervisor
Zhang Xiaofeng	53	Supervisor
Zheng Yunrui	58	Independent Supervisor
Choi Tingki	69	Independent Supervisor
Senior Management
Jin Qiang*	58	Vice President
Jin Wenmin*	58	Vice President
Zhou Jijun*		Vice President
Huang Fei*	46	Vice President
Liu Gang	51	Secretary of the Board of Directors
Wu Haijun*	61	Former Executive Director, Chairman of the Board of Directors, Chairman of Strategy Committee, and Member of Nomination Committee

*

On February 15, 2022, Mr. Jin Qiang, Mr. Jin Wenmin and Mr. Huang Fei proposed request to the board of directors that they would no longer serve as executive directors and directors due to job change. Mr. Jin Qiang’s, Mr. Jin Wenmin’s and Mr. Huang Fei’s resignations took effect when the resignation reports were delivered to the board of directors of the Company on February 15, 2022. Mr. Zhou Jijun was appointed as the Vice President of the Company by the board of directors of the Company on January 18, 2023. On September 8, 2022, Mr. Wu Haijun proposed to the board of directors that he would no longer serve as Executive Director and Chairman due to job change. Mr. Wu Haijun’s resignation took effect when the resignation report was delivered to the board of directors of the Company on September 8, 2022.

Directors

Wan Tao, born in January 1968, currently serves as the Company’s Chairman, Executive Director, Chairman of the Strategy Committee and member of the Nomination Committee, Director of Shanghai SECCO and Chairman of Shanghai Chemical Industry Park Development Co., Ltd. From August 2012 to January 2017, he served as deputy director of the Chemical Department of China Petroleum & Chemical Corporation. From March 2013 to January 2017, he served as supervisor of Sinopec Catalyst Co., Ltd. From March 2014 to January 2017, he served as director of Sinopec Great Wall Energy & Chemical (Guizhou) Co. Ltd. From January 2017 to December 2019, he served as general manager of Sinopec Yizheng Chemical Fibre Limited Liability Company and general manager of Yizheng Branch at Sinopec Assets Management Co, Ltd. From January 2017 to January 2018, he served as deputy secretary of the CPC Committee of Sinopec Yizheng Chemical Fibre Limited Liability Company. From January 2018 to July 2022, he served as executive director and secretary of the CPC Committee of Sinopec Yizheng Chemical Fibre Limited Liability Company. In July 2022, he was appointed as secretary of the CPC Committee of the Company and director of Shanghai SECCO. In September 2022, he was appointed as Chairman, Executive Director, Chairman of the Strategy Committee and member of the Nomination Committee of the Company. In October 2022, he was appointed as Chairman of Shanghai Chemical Industry Park Development Co., Ltd. Mr. Wan graduated from Tianjin University in 1992 with an engineering master’s degree in chemical engineering. He is a senior engineer.

Guan Zemin, born in December 1964, is serving as Vice Chairman, Executive Director, Vice Chairman of the Strategy Committee and President of the Company. Mr. Guan started to work in 1990, and he has successively served as Section Manager of Technology Development Section, Technology Development Department, and Deputy Chief Engineer of Wuhan Petrochemical Works, and Director of Catalyzing Workshop, Deputy Director and Director of Production Scheduling Department, and Deputy Chief Engineer of the Wuhan branch of Sinopec Corp. (“Wuhan Branch”). From December 2012 to December 2018, he served as Deputy General Manager of Wuhan Branch. From May 2016 to December 2019, he served as General Manager and Director of Sinopec-SK (Wuhan) Petrochemical Company Limited. From December 2018 to December 2019, he served as the Director and Deputy Party Secretary and General Manager of Wuhan Branch. In December 2019, he was appointed as Deputy Secretary of the Company. From February 2020, he served as the President of the Company. From June 2020, he served as the Executive Director, Vice Chairman and Vice Chairman of the Strategy Committee of the Company. Mr. Guan graduated from the Fine Chemical Major of School of Chemical Engineering, East China University of Science and Technology with a Master’s degree in Engineering in July 1990. He is a senior engineer by professional title.

Du Jun, born in March 1970, is currently the Executive Director, member of the Strategy Committee, Vice President and Chief Financial Officer of the Company, chairman of Jinshan Associated Trading, and director of Shanghai Chemical Industry Park Development Co., Ltd. Mr. Du stared the work in 1990 and successively served as the chief of the second section of the Secretary of the general manager’s office of Yangzi Petrochemical Co., Ltd., the deputy director of the finance department and the deputy director of the Finance Department of Yangzi Petrochemical Co., Ltd. From August 2004 to July 2007, he served as the director of the Finance Department of Yangzi Petrochemical Co., Ltd. From July 2007 to August 2012, he served as the director of the Finance Department of Yangzi Petrochemical Co., Ltd. From August 2012 to August 2016, he served as the chief accountant of Yangzi Petrochemical Co., Ltd. From December 2015 to September 2020, he served as the supervisor of Yangzi Petrochemical BASF Co., Ltd. From June 2016 to September 2020, he served as a director of Yangzi Petrochemical Co., Ltd. From August 2016 to September 2020, he served as the chief accountant of Yangzi Petrochemical Co., Ltd. From September 2020, he served as the deputy general manager and chief financial officer of the Company. He has been the chairman of Jinshan Associated Trading since December 2020. He has been a director of Shanghai Chemical Industry Park Development Co., Ltd. since December 2020. He has been an Executive Director of the Company since June 2021. He has been a member of the Company’s Strategy Committee since March 2022. Mr. Du graduated from Southeast University in 1990, majoring in industrial enterprise management, and obtained a master’s degree in Business Administration from Southeast University in 2004. He has the title of senior accountant.

Huang Xiangyu, born in March 1968, is the Executive Director and Vice President of the Company. Mr. Huang started his career in 1990 and joined Shanghai Petrochemical Complex in 1992. He served as the Deputy Director of the chemical workshop of Shanghai Jinyang Acrylic Plant, Deputy Director of Jinyang Equipment, Director and Deputy Director of Jinyang Acrylic Equipment of Acrylic Business Unit and Chief Engineer of Acrylic Business Unit. From July 2011 to January 2020, he served as the Director of the Acrylic Fiber Research Institute. From November 2011 to January 2020, he served as the Chief Engineer of the Acrylic Fiber Department. From February 2019 to January 2020, he served as Deputy Chief Engineer of the Company. From February 2020, he served as the Vice President of the Company. He has been an Executive Director of the Company since June 2020. Mr. Huang graduated from the Organic Chemical Major of the School of Chemical Engineering, East China University of Science and Technology with a Bachelor’s degree in Engineering in July 1990. He obtained a Master’s degree in Engineering from Donghua University in May 2004. He graduated from Polymeric Chemistry and Physics Major of Fudan University with a doctor’s degree in Science in June 2013. He is a professorate senior engineer by title.

Xie Zhenglin, born in February 1965, is a Non-Executive Director, member of the Strategy Committee, Vice President of Chemical Service Department of the Sinopec Corp., General Manager of Sinopec Group Assets Management Co., Ltd., a director of Chongqing Yangzijiang Acetyl Chemical Co., Ltd., Chairman of Tianjin Jinpuli Environmental Protection Technology Co., Ltd., and a director of Sinopec Shanghai Gaoqiao Petrochemical Co. Ltd.. Mr. Xie started his work in 1989, served as Principal Staff Member of State Price Control Bureau and State Development Planning Commission. After joined Sinopec Group in September 1995, he successively served as Deputy Director of the Comprehensive Division of the Finance Department, Deputy Director of Capital Management Department, Director of the Capital Management Division of the Finance and Assets Department, Director of the Capital Management Division of the Financial Planning Department, Deputy Director of the Financial Planning Department of Sinopec Corp., Deputy Director of General Accounting Department of Sinopec Assets Management (presided over the work), Deputy Director of Assets Management Department of Sinopec Corp., Deputy General Manager of Sinopec Assets Management, Acting Director of Assets Management Department of Sinopec Corp., and Deputy Executive Director and Deputy General Manager of Sinopec Assets Management. From April 2014 to October 2020, he served as the Vice Chairman and director of China Merchants Energy Shipping Co., Ltd. (listed on the Shanghai Stock Exchange, Stock Code: 601872). From April 2014 to December 2019, Mr. Xie served as Director of Assets Management Department of Sinopec Corp., and Executive Director and General Manager of Sinopec Assets Management. He has been the Deputy President of Chemical Service Department of Sinopec Corp. and General Manager of Sinopec Assets Management since December 2019. From June 2020, he served as the Executive Director and a member of the Strategy Committee of the Company. Mr. Xie obtained a Master’s degree in Economics from Graduate School of Chinese Academy of Social Science in August 1989. He obtained a Master’s degree in Business Administration from University of Houston in May 2007. He is a Senior Accountant by professional title.

Peng Kun, born in December 1966, is currently a Non-Executive Director, the General Manager of Human Resource Department, Minister of Party Committee Organization Department, Director of the CPC United Front Work Department and Director of the Office of Veteran Cadres of the Company. Mr. Peng joined the Shanghai Petrochemical Complex in 1986 and served as Deputy Director of General Affairs Office, Department of Chemical Engineering, General Research Institute, assistant manager of the life logistics subsidiary of Easy-Art Design, section manager of Coordination Section of Chemical Engineering Institute, section manager of Administration Department, Secretary of Party General Branch and Deputy Director of Quality Center, Deputy Party Secretary and Secretary of Commission for Discipline Inspection of Quality Management Center, Director of Labor Union, and Chairman, Secretary of the Communist Party Committee and Deputy Manager of Labor Union. He served as Director of Human Resources Department of the Company from February 2016 to April 2018, the Head of Human Resources Division of the Company from April 2018 to May 2019, and the Head of Organization and Personnel Division of the Company from May 2019 to March 2020. He was appointed as Director of CPC United Front Work Department and Director of Retired Cadres Office in May 2019, and General Manager of Human Resources Department and Director of CPC Organization Department of the Company from March 2020. From June 2020, he served as the Non-Executive Director of the Company. Mr. Peng graduated from East China University of Science and Technology in Engineering Management Major in July 2004 and obtained senior professional and technical title.

Li Yuanqin, born in July 1973, is an Independent Non-Executive Director, Chairman of the Audit Committee of the Company, Professor of the School of Management and the associate head of the Department of Accountancy at Shanghai University. Ms. Li has been served as an Independent Non-Executive Director of the Company since August 2017. She is currently the independent director of Yunsai Zhilian Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 600602, 900901) and Hengtian Kaima Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 900953). Ms. Li served as an independent director of Shanghai New World Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 600628) from June 2014 to December 2021. From April 2000 to March 2003, Ms. Li served at the Settlement Department of the ICBC headquarters. From June 2006 to September 2009, she was a lecturer of the School of Management of Shanghai University. From September 2009 to March 2020, she was the associate professor of the School of Management of Shanghai University. She has been the professor of the School of Management of Shanghai University since March 2019, and she has been the associate head of the Department of Accountancy of Shanghai University since May 2011. During that period, she was also a visiting scholar at Foster School of Business, University of Washington in the United States between February 2012 and February 2013. She also serves as a member of the eighth and ninth session of the Shanghai Baoshan Committee of the Chinese People’s Political Consultative Conference and a non-practicing member of the Chinese Institute of Certified Public Accountants. She received a PhD in Management from Antai College of Economics and Management (ACEM) at Shanghai Jiao Tong University.

Tang Song, born in December 1980, is the Independent Non-executive Director and a member of the Audit Committee and Remuneration and Appraisal Committee of the Company, Dean Assistant of School of Accountancy, Shanghai University of Finance and Economics, Professor and PH. D supervisor. Mr. Tang obtained a bachelor’s degree in management (accountancy) in June 2003 from the School of Accountancy of the Shanghai University of Finance and Economics, and obtained a doctor’s degree from a successive postgraduate and doctoral program in management (accountancy) in June 2008. Mr. Tang worked in the School of Accounting and Finance, Hong Kong Polytechnic University for collaborative research from August 2008 to August 2009. He worked in China Europe International Business School for collaborative research from August 2009 to June 2010. Mr. Tang served as a lecturer of School of Accountancy, Shanghai University of Finance and Economics from June 2010 to July 2012. He served as associate professor of the School of Accountancy, Shanghai University of Finance and Economics from August 2012 to June 2019. He served as Dean Assistant of Shanghai University of Finance and Economics from January 2019, and as a Professor of the School of Accountancy of the University since August 2019. Mr. Tang served as an independent director of the Shanghai Qifan Cable Co. Ltd. (listed on the Shanghai Stock Exchange, stock code: 605222) from July 2019 to July 2022, served as an independent director of Tibet Dongcai Fund Management Co., Ltd since August 2019, and as an Independent Director for the Shanghai Universal Biotech Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 301166) since April 2020. He served as the Independent Non-executive Director, member of the Audit Committee and the Strategy Committee of the Company since June 2020. He served as an independent director for Wuxi Commercial Mansion Grand Orient Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 600327) since November 2020. He served as an independent director for Shanghai Shine-Link International Logistics Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 603648) since November 2022.

Chen Haifeng, born in January 1974, is an Independent Non-Executive Director, member of the Audit Committee and the Nomination committee of the Company, and a Senior Director of the Shanghai MindMotion Microelectronics Co., Ltd. Mr. Chen graduated from Fudan University with a Bachelor’s degree in applied physics in July 1997. He served as clerk, project supervisor, and project manager of Investment Banking Department of CITIC Securities from July 1997 to August 2001. Mr. Chen served as a senior manager of the strategic investment department of SVT Group from September 2002 to February 2006. He served as a senior manager of investment banking department of Orient Securities from August 2006 to March 2008. Mr. Chen served as senior vice president and sponsor deputy of investment banking department of China Jianyin Investment Securities from April 2008 to May 2012. He served as the CEO and sponsor deputy of investment banking department of Caida Securities from June 2012 to June 2015. Mr. Chen served as an independent director of Cnnc Hua Yuan Titanium Dioxide Company Limited (listed on Shenzhen Stock Exchange, stock code: 002145) from February 2015 to October 2018. He served as the CEO and sponsor deputy of investment banking department of Dongxing Securities from July 2015 to September 2017. Mr. Chen has been a non-independent director of Zhejiang Yueling Wheels Corporation from October 2017 to December 2020 (listed on the Shenzhen Stock Exchange, Stock Code: 002725). He served as an Independent Non-executive Director, member of the Audit Committee and member of the Nomination Committee of the Company since June 2020. He served as a senior director of Shanghai MindMotion Microelectronics Co., Ltd. since January 2021.

Yang Jun, born in August 1957, is an Independent Non-executive Director, Chairman of the Nomination Committee and the Remuneration and Appraisal Committee of the Company, a director (vice president level) of Gansu Gangtai Holding (Group) Co., Ltd., and the chief supervisor of Shanghai Aoqi Science and Technology Development Foundation. Mr. Yang graduated from East China University of Political Science and Law with a degree in Law in September 1979 and from Peking University with a Master’s degree in Civil Law in July 1991. He worked in Shanghai Intermediate Court and Supreme Court from July 1983 to July 2005. He served as an assistant to the president and general legal officer of Shanghai United Assets and Equity Exchange, general manager of Beijing headquarters of Central Enterprise Equity Exchange, operation director of Equity Exchange and general manager of Financial Equity Exchange from July 2005 to September 2017. He served as an arbitrator of China International Economic and Trade Arbitration Commission from March 2007 to March 2015 and served as an arbitrator of Shanghai International Economic and Trade Arbitration Commission and Shanghai Arbitration Commission since March 2007. He served as an independent non-executive Director of China Merchants Securities Co., Ltd. (listed on the Hong Kong stock exchange, stock code: 06099) from June 2011 to January 2018. He has served as an independent director of Shanghai Zhenhua Heavy Industries Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 600320) from April 2015 to March 2021 and a director (vice president level) of Gansu Gangtai Holding (Group) Co., Ltd. since September 2017. He has served as an Independent Non-executive Director, Chairman of the Nomination Committee and Chairman of the Remuneration and Assessment Committee of the Company since June 2020. He served as the chief supervisor of Shanghai Aoqi Science and Technology Development Foundation since January 2022.

Gao Song, born in June 1970, is an Independent Director, member of Remuneration and Appraisal Committee and Strategy Committee of the Company, Professor of Business School of East China University of Science and Technology and Director of China’s Institute for action learning. Mr. Gao graduated from Shandong University with a degree in Computer Software in 1992, from the School of Management of Fudan University with a Master’s degree in Corporate Management in 1998 and from the Antai College of Economics & Management of Shanghai Jiao Tong University with a doctorate in Corporate Management in 2006. He served as a director of marketing department of Shanghai Guanshengyuan Group Co., Ltd. from March 1998 to May 2002 and the general manager of Shanghai Aichu Food Co., Ltd. from May 2002 to March 2007. He has served as a professor of the Business School of East China University of Science and Technology and a director of China’s Institute for Action Learning since May 2009. He was a visiting scholar at the University of Illinois at Urbana-Champaign from 2014 to 2015. From June 2020, he served as the Independent Non-executive Director, Chairman of the Remuneration and Appraisal Committee and a member of the Strategy Committee of the Company.

Supervisors

Ma Yanhui, born in February 1971, is a Supervisor, the Chairman of Supervisory Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labour Union of the Company. Mr. Ma started his career in 1996. He served as the secretary of Office of Yanhua Refinery, office secretary and deputy director of Yanhua Branch of Great Wall Lubricant Oil, supervisor and acting director and deputy director of Integrated Corporate Reform Department of China Petrochemical Corporation, and deputy director and director of Structure Reform Sector, Corporate Reform Department of Sinopec Assets Management Co., Ltd., etc. From June 2008 to August 2017, Mr. Ma was the director of Integrated Corporate Reform Department of China Petrochemical Corporation (Sinopec Group). From August 2017, Mr. Ma was the Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee of the Company. He was appointed as the Supervisor, Chairman of Supervisory Committee and Chairman of the Labour Union of the Company in October 2017. Mr. Ma graduated from East China University of Science and Technology in July 1996, majoring in petroleum processing, and obtained a Bachelor’s degree in engineering. In June 2006, he obtained a Master’s degree in corporate management from Renmin University of China. Mr. Ma is a senior economist by professional title.

Zhang Feng, born in June 1969, is currently a Supervisor and the Auditing Director of the Company. Mr. Zhang started his career in Shanghai Petrochemical Complex in 1991. He served as Assistant of Chief and Deputy Chief of Finance Section of Polyester II Factory, Deputy Chief of Finance Section of Polyester Department, Deputy Chief and Chief of Cost Section of Finance Division of Polyester Department, Deputy Chief and Chief of Finance Division, Director Assistant, Deputy Director, Deputy Director (Hosting Work), Director of Finance Department, and Chief of Finance Division, etc. He worked as Auditing Director of the Company from December 2018 to March 2020, and as Supervisor in October 2019. From March 2020, he worked as the Auditing Director of the Company. Mr. Zhang graduated from Shanghai University of Finance and Economics in 1991, majoring in accounting, and obtained a Bachelor’s degree in Economics. Mr. Zhang is a senior accountant by professional title.

Chen Hongjun, born in January 1971, is currently a Supervisor, Vice-President of Labour Union, Director of the Public Affairs Department, and Vice-President of the Association of Science and Technology of the Company. Mr. Chen started his career in Shanghai Petrochemical Complex in 1996. He served as Vice Party Branch Secretary of Fibre Polymer Office, Deputy Director of Spinning Office, Director of Simulation Office, Section Manager of Scientific Research Management Department, Deputy Secretary and Secretary of Youth League Committee of the Company, Party Secretary and Deputy Director of the Chemical Engineering Department, Party Secretary and Assistant Manager of Fine Chemicals Department and Director of Public Affairs Department. Mr. Chen was appointed as Vice-President of Labour Union of the Company in November 2013. He was appointed as Vice President of the Association of Science and Technology in December 2017. He served as Director of the Public Affairs Department of the Company from April 2018 to March 2020, and he was elected as a Supervisor of the Company in October 2019. He was the Director of Public Affairs of the Company since March 2020. In November 2021, he served as the executive director, general manager and secretary of the general Party branch of Sinopec Shanghai Training Center, general manager of Shanghai Petrochemical training center, executive vice president of the Party school, general manager of Shanghai Convention Center and President of Jinshan Community College. In 1993, Mr. Chen graduated from Chengdu University of Science and Technology, majoring in Dyeing and Finishing Engineering, and obtained a Bachelor’s degree in engineering. In 1996, he obtained a Master’s degree in Chemical Fibre from Sichuan Unite University. Mr. Chen is a senior engineer by professional title.

Zhang Xiaofeng, born in March 1970, is currently an External Supervisor of the Company, deputy general manager of the Enterprise Reform and Legal Department of Sinopec Group. Mr. Zhang is currently a supervisor of Sinopec Insurance Limited, Sinopec Oilfield Equipment Corporation, Sinopec Petroleum Reserve Company Limited and a director of Sinopec International Energy Investment Co., Ltd. Starting his career in 1995, Mr. Zhang has served as deputy chief of the Office Management Division of the Legal Department of Sinopec Group, deputy chief and chief of the Contract Project Division, chief of the Dispute Management Division, and chief of the General Management Division of Legal Department of Sinopec Group. He served as the deputy director of Legal Department of Sinopec Group from January 2018 to December 2019. He served as the supervisor of Sinopec Insurance Limited from June 2019 to May 2021. He has also served as the deputy general manager of the Enterprise Reform and Legal Department of Sinopec Group since December 2019. In June 2021, he served as a director of Sinopec International Energy Investment Co., Ltd. Mr. Zhang, majoring in international economic law, graduated from China University of Political Science and Law with a Bachelor’s degree in law in July 1995. Mr. Zhang is a senior economist by professional title and the lawyer of the Company.

Zheng Yunrui, born in December 1965, is an Independent Supervisor of the Company, a professor in civil and commercial law at the Faculty of Law of the East China University of Political Science. He has served as the Company’s Independent Supervisor since December 2014. He is currently an independent director of Fuxin Dare Automotive Parts Co, Ltd. (listed on the Shenzhen Stock Exchange, stock code: 300473) and Wuxi New Hongtai Electrical Technology Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 603016). Mr. Zheng graduated from the Shangrao Normal University in Jiangxi Province, majoring in English. Mr. Zheng obtained a Master’s degree in law and a doctorate’s degree in law from the Faculty of Law of Peking University in July 1993 and July 1998, respectively. Mr. Zheng previously worked at the Education Bureau of Shangrao County, Jiangxi Province, Hainan Airport Limited, China Township Enterprise Investment and Development Company Limited and the Legal Affairs Office of the Shanghai Municipal People’s Government. He has been teaching at East China University of Political Science and Law since August 2001. He was a visiting scholar at the Faculty of Law of National University of Singapore between July 2002 and December 2002. From April 2013 to May 2019, he served as independent director of Hangzhou Xianfeng Electronic Technology Co., Ltd. (listed on Shenzhen Stock Exchange, stock code: 002767). From 2019 to February 2021, he served as the external supervisor of Zhejiang Weihai Construction Group Co., Ltd. (listed on Shenzhen Stock Exchange, stock code: 002586). From December 2015 to June 2021, he was an independent director of Jiangxi Xinyu Guoke Technology Co., Ltd. (listed on Shenzhen Stock Exchange, stock code: 300722). From April 2019 to March 2022, he served as an independent director of Dalian Electric Porcelain Group Co., Ltd. (listed on Shenzhen Stock Exchange, stock code: 002606). In November 2019, he served as a member of the second Shareholding Exercise Expert Committee of China Securities Small and Medium Investors Service Center. In September 2020, he was appointed as a legal consultant of Wuxi Intermediate People’s Court. Mr. Zheng has been engaged in trials, teaching and research relating to civil law, property law, contract law, company law, insurance law, social insurance law and government procurement law. He is experienced in the legal affairs on corporate governance and has great academic achievements. He is also an arbitrator at the Arbitration Commission of Shenzhen, Xuzhou, Wuxi and Suzhou. Mr. Zheng was appointed as an advisory expert on civil and administrative cases of the Supreme People’s Procuratorate and the Zhejiang People’s Procuratorate, a member of the second shareholding exercise Committee of CSI small and medium-sized investment service center, a news, public opinion and legal advisory expert of Wuxi intermediate people’s court, a member of the expert advisory Committee of Shanghai Yangpu District People’s Procuratorate and a mediator of Shanghai Second Intermediate People’s court.

Choi Ting Ki, born September 1954, is an Independent Supervisor of the Company and a Fellow of the Hong Kong Institute of Certified Public Accountants. He joined the Company in June 2011. Mr. Choi served as Independent Non-Executive Director of the Company from June 2011 to June 2017 and has been Independent Supervisor of the Company since June 2017. Mr. Choi has been an independent non-executive director of Yangtzekiang Garment Limited (listed on the Main Board of the Hong Kong Stock Exchange, stock code: 00294) and YGM Trading Limited (listed on the Main Board of the Hong Kong Stock Exchange, stock code: 00375) since December 2012. Mr. Choi graduated from the Department of Accounting, Hong Kong Polytechnic in 1978 and joined KPMG in the same year. He has held various positions, including the Partner of the Audit Department of KPMG Hong Kong Office, Executive Partner of KPMG Shanghai Office, Senior Partner of KPMG Huazhen Shanghai Office, as well as Senior Partner of KPMG Huazhen in Eastern and Western China. Mr. Choi retired from KPMG Huazhen in April 2010.

Senior Management

Jin Qiang, born in May 1965, is the Vice President of the Company. Mr. Jin joined Zhenhai General Petrochemical Works in 1986 and has held various positions, including deputy chief of the Utilities Department, deputy director and director of the Machinery and Power Division of Sinopec Zhenhai Refining & Chemical Co., Ltd., and director of the Machinery and Power Division of Sinopec Zhenhai Refining & Chemical Co., Ltd. Mr. Jin was the deputy chief engineer of Sinopec Zhenhai Refining & Chemical Co., Ltd. from March 2007 to October 2011, and was appointed as the Vice President of the Company in October 2011. From June 2014 to February 2022, Mr. Jin served as an Executive Director of the Company. Mr. Jin graduated from the East China Institute of Chemical Technology in 1986 majoring in chemical machinery and graduated from the Graduate School of Central Party School in 2007 majoring in economic management. He is a professorate senior engineer by title.

Jin Wenmin, born in February 1965, is the Vice President of the Company. Mr. Jin joined Shanghai Petrochemical Complex in 1985 and served as the Secretary of the Communist Party Committee of the Company’s No.1 Oil Refining Device of Refining Unit, Head of Butadiene Device, Manager of the Storage and Transportation Branch, Manager and Deputy Secretary of the Communist Party Committee of Storage and Transportation Department, Manager and Deputy Secretary of the Communist Party Committee of Oil Refining Department etc. From April 2013 to February 2017, Mr. Jin was appointed as the Head of Production Department of the Company. From May 2013 to August 2016, Mr. Jin was appointed as the Assistant to the General Manager of the Company and was appointed as the Vice President of the Company in September 2016. He served as the Executive Director of the Company from June 2018 to February 2022. Mr. Jin graduated from the Shanghai Second Polytechnic University in July 2003. He is a senior engineer by professional title.

Zhou Jijun, born in May 1965, is the Vice President of the Company. Mr. Zhou stated his career in 1987 and served as the deputy director, chief engineer and director of Olefins Department of Sinopec Zhenhai Refining & Chemical Co., Ltd. From January 2015 to 8, 2016, he served as the deputy chief engineer and director of Olefins Department and secretary of Party General Branch of Sinopec Zhenhai Refining & Chemical Co., Ltd. From August 2016 to January 2019, he served as the deputy general manager and member of the Party Committee of Shanghai Gaoqiao Petrochemical Co., Ltd. From January 2019 to November 2022, he served as the vice general manager and member of the Party Committee of Shanghai SECCO Petrochemical Co., Ltd. From February 2023, he served as the Vice President of the Company. Zhou Jijun graduated from Zhejiang Institute of Technology in 1987, majoring in inorganic chemical engineering, and obtained a master’s degree in engineering from East China University of Science and Technology in 1998. He is a senior engineer by professional title.

Huang Fei, born in January 1977, is the Deputy President of the Company. Mr. Huang joined Sinopec Shanghai Petrochemical in 2000, and he has successively served as Polyolefin Plant Deputy Director of Plastic Business Unit and Manager Assistant and Polyolefin Plant Director of Plastic Department. From August 2012 to June 2014, he served as Deputy Manager of the Plastic Department. From June 2014 to February 2017, he served as Director of Statistical Center and Vice Party Secretary. From February 2017 to December 2018, he served as Manager of Olefin Department and Deputy Party Secretary. From December 2018 to January 2019, he served as President’s Assistant and the Director of Production Department. From January 2019 to December 2019, Mr. Huang served as President’s Assistant and Manager of Production Department of Shanghai SECCO. From February 2020, he served as the Vice President of the Company. From June 2020 to April 2021, he served as the Secretary to the Board and Joint Company Secretary. From June 2020 to February 2022, he served as the Executive Director and member of the Strategy Committee of the Company. Mr. Huang graduated from the polymer materials and engineering major of East China University of Science and Technology with a bachelor’s degree of engineering in July 2000. He graduated from chemical engineering major of East China University of Science and Technology with a master’s degree in April 2008. He is a senior engineer by professional title.

Liu Gang, born in September 1972, is currently the Secretary to the Board, the Joint Company Secretary, the Assistant to the General Manager, the General Counsel, and the general manager of the Capital Operation Department and Shanghai Petrochemical Investment Development Co., Ltd. Mr. Liu Gang joined the work in 1995 and successively served as the deputy director and director of the supply management department of the Company’s material supply company and the business operation manager of the Commercial Department of Shanghai SECCO. From November 2015 to August 2018, he served as the Deputy Director of the Company’s Material Procurement Center. From August 2018 to April 2019, he served as the Deputy Director (presiding over the work) of the Company’s Material Procurement Center. From April 2019 to January 2021, he served as the General Manager of the Material Procurement Center of the Company. He has been the Assistant to the General Manager of the Company since December 2019. He has been the General Counsel of the Company since March 2021. He has been the Secretary of the Board and Joint Company Secretary of the Company since April 2021. He has been the General Manager of the Company’s Capital Operation Department and Shanghai Petrochemical Investment Development Co., Ltd. since August 2021. Mr. Liu Gang graduated from China Textile University in 1995, majoring in mechatronics, and obtained a master’s degree in power engineering from East China University of technology in 2007, with the title of senior economist.

B. Compensation.

The aggregate amount of cash compensation we paid to our directors, supervisors and executive officers during the year ended December 31, 2022 was approximately RMB 14.31 million. In addition, directors and supervisors who are also officers or employees receive certain other benefits-in-kind, such as subsidized or free health care services, housing and transportation, which large Chinese enterprises customarily provide to their employees. No benefits are payable to members of the board or the Supervisory Committee or the executive officers upon termination of their relationship with us.

Name	Position with the Company	Salaries and other benefits	Retirement scheme contributions*	Discretionary bonus	Fees	Total Remuneration in 2022 (excluding share options)
		(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
		(before tax)	(before tax)	(before tax)	(before tax)	(before tax)
Wan Tao	Chairman & Executive Director	177	24	90	—	291
Guan Zemin	Executive Director, Vice Chairman & President	412	55	992	—	1,459
Du Jun	Executive Director Vice President & Chief Financial Officer	373	55	894	—	1,322
Huang Xiangyu	Executive Director & Vice President	250	54	817	—	1,121
Xie Zhenglin	Independent Director	—	—	—	—	—
Peng Kun	Independent Director	193	52	641	—	886
Li Yuanqin	Independent Director	—	—	—	150	150
Tang Song	Independent Director	—	—	—	150	150
Chen Haifeng	Independent Director	—	—	—	150	150
Yang Jun	Independent Director	—	—	—	150	150
Gao Song	Independent Director	—	—	—	150	150
Ma Yanhui	Chairman of Supervisory Committee	343	55	899	—	1,297
Zhang Feng	Supervisor	174	46	560	—	780
Chen Hongjun	Supervisor	184	47	603	—	834
Zhang Xiaofeng	Supervisor	—	—	—	—	—
Zheng Yunrui	Independent Supervisor	100	—	—	—	100
Choi Tingki	Independent Supervisor	100	—	—	—	100
Jin Qiang*	Vice President	372	55	907	—	1,334
Jin Wenmin*	Vice President	259	55	812	—	1,126
Zhou Jijun*	Vice President	—	—	—	—	—
Huang Fei*	Vice President	247	52	811	—	1109
Liu Gang	Secretary of the Board of Directors	204	55	662	—	921
Wu Haijun*	Former Executive Director, Chairman of the Board of Directors, Chairman of Strategy Committee, and Member of Nomination Committee	207	35	634	—	876

*

On 15 February 2022, Mr. Jin Qiang, Mr. Jin Wenmin and Mr. Huang Fei proposed request to the board of directors that they would no longer serve as executive directors and directors due to job change. Mr. Jin Qiang’s, Mr. Jin Wenmin’s and Mr. Huang Fei’s resignations took effect when the resignation reports were delivered to the board of directors of the Company on 15 February 2022. Mr. Zhou Jijun was appointed as the Vice President of the Company by the board of directors of the Company on 18 January 2023. On 8 September 2022, Mr. Wu Haijun proposed request to the board of directors that he would no longer serve as Executive Director and Chairman due to job change. Mr. Wu Haijun’s resignation took effect when the resignation report was delivered to the board of directors of the Company on 8 September 2022.

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

Remuneration and Appraisal Committee

We formed a remuneration and appraisal committee on December 25, 2001 which consists of three Directors. As of December 31, 2022, the members of the remuneration committee are Mr. Yang Jun (Chairman of the Committee), Mr. Tang Song and Mr. Gao Song. The key responsibility of the Remuneration Committee is to formulate and review the remuneration policy and plan for the Directors and executive officers, formulate the standards for evaluation of the Directors and executive officers and conduct such evaluations. The members of the remuneration and appraisal committee will hold office for the same term as their directorships which will expire in June 2023.

Audit Committee

We formed an audit committee on June 15, 1999 which consists of three Directors. As of December 31, 2022, the members are Ms. Li Yuanqin (Chairman of the Committee), Mr. Tang Song and Mr. Chen Haifeng. The key responsibility of the Audit Committee is to advise the Board on the appointment, dismissal, remuneration and terms of engagement of external auditors, review and supervise our financial reporting process, internal controls and risk management systems, and review our connected transactions. The members of the audit committee will hold office for the same term as their directorships which will expire in June 2023.

Nomination Committee

We formed a nomination committee on June 27, 2012 which consists of three Directors. As of December 31, 2022, the members are Mr. Yang Jun (Chairman of the Committee), Mr. Chen Haifeng and Mr. Wan Tao. The key responsibility of the Nomination Committee is to review the Board composition, make recommendations to the Board on the procedures and criteria for the selection and appointment of Directors and senior management and assess the independence of Independent Non-executive Directors. The members of the audit committee will hold office for the same term as their directorships which will expire in June 2023.

Strategy Committee

We formed a strategy committee on June 15, 2017 which consists of three Executive Directors, one Non-executive Directors and one Independent Non-executive Director. As of December 31, 2022, the members are Mr. Wan Tao (Chairman of the Committee), Mr. Guan Zemin (Vice-Chairman of the Committee), Mr. Du Jun, Mr. Huang Xiangyu, Mr. Xie Zhenglin, and Mr. Gao Song.] The key responsibility of the Strategy Committee is to conduct researches and give recommendations to the Board on major investment decisions, projects and major issues that affect our development, and monitor our long-term development strategic plan. The members of the audit committee will hold office for the same term as their directorships which will expire in June 2023.

D. Employees.

As of December 31, 2022, we had 8,007 employees.

The following table shows the approximate number of employees we had at the end of the last three years by the principal business function they performed:

	December 31,
	2020	2021	2022
Management	1066	1044	1008
Engineers, technicians and factory personnel	5094	5070	5077
Accounting, marketing and others	2306	2116	1922

Total	8466	8230	8007

Approximately32.17% of our work force are graduates with a bachelor’s degree or higher. In addition, we offer our employees opportunities for education and training based upon our development plans and requirements and the individual performance of each employee.

A system of labor contracts has been adopted in our Company. The contract system imposes discipline, provides incentives to adopt better work habits and gives us greater management control over our work force. We believe that by linking remuneration to productivity, the contract system has also improved employee morale. As of December 31, 2022, almost all of the work force was employed pursuant to labor contracts which specify the employee’s position, responsibilities, remuneration and grounds for termination. The contracts generally have short terms of one to five years and may be renewed with the agreement of both parties. The remaining personnel are employed for an indefinite term.

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

Total remuneration of our employees includes salary and bonuses. Employees also receive certain benefits in terms of housing, education and health services that we subsidize, and other miscellaneous subsidies. In 2022, we incurred RMB 3,545.72 million in employment costs.

In compliance with Shanghai regulations, we and our employees participate in a defined contribution government pension scheme under which all employees upon retirement are entitled to receive pensions. In order to safeguard and properly enhance the living level of retired employees and improve the medium and long term incentive system, the Company established an enterprise annuity plan. According to the plan, to the extent that the employees volunteer for the related payments and have been with the Company for one year or more, such employees are entitled to participate in the enterprise annuity plan. We will make payments to match the payments made by the employees after giving considerations to our profitability, the employee’s work responsibilities, contributions, and treatments post retirement based on the principle of universal benefits. We have 19454 retired employees under the above retirement insurance plans.

In addition to the pension benefits, pursuant to the relevant laws and regulations of the PRC, we and our employees participate in defined social security contributions for employees, such as a housing fund, basic medical insurance, supplementary medical insurance, unemployment insurance, injury insurance and maternity insurance.

E. Share Ownership.

The table below sets forth information regarding the beneficial ownership of our shares held by our directors, supervisors and executive officers as of March 31, 2023:

Name	Position held	Number of Shares held (shares)	Percentage of total issued shares of the Company (%)	Percentage of total issued A shares (%)
Jin Qiang*	Vice President	301,000 A shares (L)	0.002781	0.00411
Jin Wenmin*	Vice President	175,000 A shares (L)	0.001617	0.00239
Huang Xiangyu	Executive Director and Vice President	140,000 A shares (L)	0.001293	0.001910
Zhang Feng	Supervisor	10,000 A shares (L)	0.000092	0.00014
Chen Hongjun	Supervisor	31,400 A shares (L)	0.000290	0.00043

(L):	Long position

Jin Qiang and Jin Wenmin resigned as executive directors on February 15, 2022.

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

During 2022, the Company did not grant A-share share options under the Share Option Incentive Scheme, nor did the grantees exercise any A-share share options, and no A-share share options were cancelled or lapsed.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders.

Sinopec Corp. owns 50.55% of our share capital and is able to exercise all the rights of a controlling shareholder, including the election of directors and voting on amendments to our Articles of Association.

The diagram below sets forth the information on the ownership and controlling relationship between our Company, Sinopec Corp., and Sinopec Group.

*Including 767,916,000 H shares in in Sinopec Group held by Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of Sinopec Group, through HKSCC (Nominees) Limited.

The table below sets forth information regarding ownership of our shares as of March 31, 2023 by all persons who we know own more than five percent of our A shares and our H Shares. Our major shareholders listed below do not have voting rights different from those of our other shareholders.

Name of shareholders	Interests held (shares)	Percentage of total issued shares of the Company (%)		Percentage of total issued shares for this category (%)
Sinopec Corp.	5,459,455,000 A Shares(L) Shares of legal person	50.55	(L)	74.549	(L)
The Bank of New York Mellon Corporation	201,171,367 H Shares (L) 174,382,000 H Shares (S) 26,776,667 H Shares (P)	1.86 1.61 0.25		5.76 4.99 0.77
Corn Capital Company Ltd	211,008,000 H Shares (L) 200,020,000 H Shares (S)	1.95 1.85		6.04 5.72
Hung Hin Fai	211,008,000 H Shares (L) 200,020,000 H Shares (S)	1.95 1.85		6.04 5.72
Yardley Finance Limited	200,020,000 H Shares (L)	1.85		5.72
Chan Kin Sun	200,020,000 H Shares (L)	1.85		5.72

(L)	: Long position; (S): Short position; (P): Lending Pool

Notes:
(1)

Based on the information obtained by the Directors from the website of the Hong Kong Stock Exchange and as far as the Directors are aware, Sinopec Group directly and indirectly owned 67.84% of the issued share capital of Sinopec Corp. as at 31 March 2023. By virtue of such relationship, Sinopec Group is deemed to have an interest in the 5,459,455,000 A shares of the Company directly owned by Sinopec Corp.

(2)

All the 201,171,367 H shares (L) and 174,382,000 H shares (S) are deemed to be held by The Bank of New York Mellon Corporation, due to control of multiple companies (among which 174,382,000 H shares (S) are held through physical settlement unlisted derivatives). Below are the companies indirectly or wholly owned by The Bank of New York Mellon Corporation:

(2.1)

All the 3,000 H shares (L) are held by BNY Mellon, National Association. Since BNY Mellon, National Association is wholly owned by The Bank of New York Mellon Corporation, The Bank of New York Mellon Corporation is deemed to have an interest in the 3,000 H shares (L) of the Company held by BNY Mellon, National Association.

(2.2)

All the 9,700 H shares (L) is directly held by BNY Mellon Corporate Trustee Services Limited. Since BNY Mellon Corporate Trustee Services Limited is wholly owned by BNY International Financing Corporation, BNY International Financing Corporation is wholly owned by The Bank of New York Mellon, and The Bank of New York Mellon is wholly owned by The Bank of New York Mellon Corporation. The Bank of New York Mellon Corporation is deemed to have an interest in the 9,700 H shares (L) of the Company held by BNY Mellon Corporate Trustee Services Limited.

(2.3)

All the 201,158,667 H shares (L) and 174,382,000 H shares (S) are directly or indirectly held by The Bank of New York Mellon. Since The Bank of New York Mellon is wholly owned by The Bank of New York Mellon Corporation, The Bank of New York Mellon Corporation is deemed to have an interest in the 201,158,667 H shares (L) and 174,382,000 H shares (S) of the Company held by The Bank of New York Mellon.

(3)

These shares were held by Corn Capital Company Limited. Hung Hin Fai held 100% interests in Corn Capital Company Limited. Pursuant to the SFO, Hung Hin Fai was deemed to be interested in the shares held by Corn Capital Company Limited.

(4)

These shares were held by Yardley Finance Limited. Chan Kin Sun held 100% interests in Yardley Finance Limited. Pursuant to the SFO, Chan Kin Sun was deemed to be interested in the shares held by Yardley Finance Limited.

Save as disclosed above, as at 31 March 2023, the Directors have not been notified by any person (other than the Directors, chief executive and Supervisors) who had interests or short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register of interests required to be kept by the Company under section 336 of the SFO.

As of March 31, 2023, a total of 3,470,472,000 H Shares were outstanding, and a total of 7,328,813,500 A Shares were outstanding.

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

B. Related Party Transactions.

Intercompany service agreements and business-related dealings

The Company entered into the Mutual Product Supply and Sales Services Framework Agreement and Comprehensive Services Framework Agreement (the “Framework Agreement”) with Sinopec Corp., the controlling shareholder of the Company, and Sinopec Group, the actual controller of the Company on 23 October 2019. Pursuant to the Framework Agreement, the Company conducted a series of continuing connected transactions related to daily operation with Sinopec Group, Sinopec Corp. and their associates. The Framework Agreement was valid for three years and expired on 31 December 2022. The Company’s Board of Directors considered and approved on 10 November 2022, the signing of a new Mutual Product Supply and Sales Services Framework Agreement and a new Comprehensive Services Framework Agreement between the Company and Sinopec Group and Sinopec Corp., which are valid for three years until the expiry of 31 December 2025; and the Financial Services Framework Agreement signed with Sinopec Group is valid for one year until the expiry of 31 December 2023. The Company has disclosed the three agreements and each of the continuing connected transactions under the agreements in the announcement dated 10 November 2022, and considered and approved the new Mutual Product Supply and Sales Services Framework Agreement, the new Comprehensive Services Framework Agreement and each of the continuing connected transactions under the agreements, as well as the annual cap for the years 2023 to 2025 at the third extraordinary general meeting of the Company in 2022. For details, please refer to the 6-K of the Company filed with the Commission dated 20 January 2023.

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

The Company entered into the Technology Development Contract with Sinopec Corp. on 15 December 2022, pursuant to which Sinopec Corp. entrusted the Company to research and develop the 100 ton level high-performance carbon fiber related devices. The consideration for the Technology Development Contract is RMB44,400,000, of which RMB5,010,000 and RMB39,390,000 shall be paid by Sinopec Corp. in 2022 and 2023, respectively. Sinopec Corp. is the controlling shareholder of the Company and is therefore a connected person of the Company. Related announcements were published on the official websites of the Shanghai Stock Exchange and Hong Kong Stock Exchange on 20 December 2022 and 19 December 2022, respectively.

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

The table below sets forth certain relevant information regarding our continuing connected transactions with Sinopec Corp. and Sinopec Group under the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement in 2022.

Type of major transactions	Connected parties	Annual cap for 2022	Transaction Amount during the reporting Period	Unit: RMB’000 Percentage Of the total Amount of the same type of transaction (%)
Mutual Product Supply and Sales Services Framework Agreement
Purchases of raw materials	Sinopec Corp., Sinopec Group and their associates	78,591,000	58,502,366	80.89%
Sales of petroleum and petrochemical products	Sinopec Group, Sinopec Corp. and their associates	71,274,000	51,288,425	67.66%
Property leasing	Sinopec Group, Sinopec Corp. and their associates	37,000	33,866	45.06%
Agency sales of petrochemical products	Sinopec Corp. and its associates	169,000	90,341	100.00%
Comprehensive Services Framework Agreement
Construction, installation and engineering design services	Sinopec Group, Sinopec Corp. and their associates	1,074,000	812,516	48.79%
Petrochemical industry insurance services	Sinopec Group and its associates	130,000	109,597	100.00%
Financial services	Associate of Sinopec Group (Sinopec Finance)	200,000	2,917	0.54%
Storage services agreement
Storage services	Associate of Sinopec Group (Baishawan Branch)	114,000	114,000	83.28%

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

A. Offer and Listing Details

The principal trading market for our H Shares is the HKSE. We have also listed our A Shares on the Shanghai Stock Exchange. Prior to our initial public offering on July 26, 1993 and subsequent listings on the HKSE, there was no market for our H Shares. Public trading in our A Shares commenced on November 8, 1993.

B. Plan of Distribution

Not applicable.

C. Markets

Our H Shares are listed for trading on the HKSE (Code: 00338), and our A Shares are listed for trading on the Shanghai Stock Exchange (Code: 600688).

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issuer

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION.

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association.

We are a joint stock limited company established in accordance with the PRC Company Law and certain other laws and regulations of the PRC. We are registered with the Shanghai Administration for Market Regulation with business license number 91310000132212291W.

The following is a summary based upon provisions of our Articles of Association as currently in effect, the PRC Company Law and other selected laws and regulations applicable to us. You should refer to the text of the Articles of Association and to the texts of applicable laws and regulations for further information.

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

In 2022, the price of international crude oil market fluctuated and rose. The Company carried out crude oil (lending and return) hedging business in August and December 2021 respectively, and bought 2.15 million barrels of DUBAI SWAP; and positions were closed at the end of May and October 2022. In July, September, November 2021, and February and March 2022, the Company conducted crude oil (high sulfur price difference) hedging business, selling 2.7 million barrels of DTD SWAP and buying 2.7 million barrels of DUBAI SWAP. The position was closed at the end of the second quarter of 2022. The Company is engaged in the hedging business of refined oil products (crack spread of refined oil products), selling 1.653 million barrels of Gasoil 10 ppm Sin and buying 1.653 million barrels of DUBAI SWAP by the end of December; selling 604,000 barrels of Kerosene Sin and buying 604,000 barrels of DUBAI SWAP; and all positions were closed by the end of the fourth quarter. The commodity derivative business carried out belongs to hedging business. The implementation of the above businesses has no risk exposure, and the maximum amount of possible loss is RMB50,000 thousand. In 2022, the Company delivered USD57,876,800 in commodity financial derivatives, equivalent to RMB397,868,000, and the position at the end of the year was USD0. The combination of financial derivatives is matched by the hedged project as a whole, played the role of hedging real price risk.

See Item 3. Key Information – D. Risk Factors—Our operations may be adversely affected by the cyclical nature of the petroleum and petrochemical markets and by the volatility of prices of crude oil and petrochemical products.

Interest Rate Risk

We are subject to risk resulting from fluctuations in interest rates. Our borrowings are fixed and variable rate bank and other borrowings, with original maturities ranging from 1 to 5 years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. We had no program of interest rate hedging activities and did not engage in any such activities in 2021 or 2022.

The following table provides information, by maturity date, regarding our interest rate sensitive financial instruments, which consist of fixed and variable rate short term and long term debt obligations, as of December 31, 2022 and 2021.

	As of December 31, 2022
	2023	2024	2025	2026	2027	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—
In RMB	1,550,000	—	—	—	—	1,550,000	1,550,000
Average interest rate(1)	2.15%	—	—	—	—	2.15%	2.15%
Variable rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—
In RMB	—	700,000	—	—	—	700,000	700,000
Average interest rate(1)	—	1.08%	—	—	—	1.08%	1.08%

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

	As of December 31, 2021
	2022	2023	2024	2025	2026	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Fixed rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—
In RMB	1,500,000	—				1,500,000	1,500,000
Average interest rate(1)	2.70%	—	—	—	—	2.70%	2.70%
Variable rate bank and other loans
In U.S. Dollars	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—
In RMB	59,800	—	700,000	—	—	759,800	759,800
Average interest rate(1)	3.70%	—	1.08%	—	—	1.29%	1.29%

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

Exchange Rate Risk

We are also exposed to foreign currency exchange rate risk as a result of our foreign currency denominated short term borrowing and, to a limited extent, cash and cash equivalents denominated in foreign currencies. The following table provides information, by maturity date, regarding our foreign currency exchange rate sensitive financial instruments, which consist of cash and cash equivalents, short term debt obligations as of December 31, 2022 and 2021.

As of December 31, 2022
	2023	2024	2025	2026	2027	Thereafter	Total Recorded Amount	Fair Value
(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments
Cash and cash equivalents:
In Hong Kong Dollars	—	—	—	—	—	—	—	—
In U.S. Dollars	195,594	—	—	—	—	—	195,594	195,594
In Euro	—	—	—	—	—	—	—	—
In Japanese Yen	—	—	—	—	—	—	—	—
In Swiss Frank	—	—	—	—	—	—	—	—
Debt:
Fixed rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—	—

	As of December 31, 2022
	2023	2024	2025	2026	2027	Thereafter	Total Recorded Amount	Fair Value
	(RMB equivalent in thousands, except interest rates)
Variable rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

As of December 31, 2021
	2022	2023	2024	2025	2026	Thereafter	Total Recorded Amount	Fair Value
(RMB equivalent in thousands, except interest rates)
On-balance sheet financial instruments
Cash and cash equivalents:
In Hong Kong Dollars	—	—	—	—	—	—	—	—
In U.S. Dollars	165,864	—	—	—	—	—	165,864	165,864
In Euro	—	—	—	—	—	—	—	—
In Japanese Yen	—	—	—	—	—	—	—	—
In Swiss Frank	—	—	—	—	—	—	—	—
Debt:
Fixed rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—	—
Variable rate bank and other loans in U.S. Dollars	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—	—

(1)	The average interest rates for variable rate bank and other loans are calculated based on the year end indices.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

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

On March 15, 2023, we terminated the Restated Deposit Agreement, thereby terminating our ADR program. For one year after such date the Bank of New York Mellon will continue to act as depositary on behalf of the holders of our ADSs to facilitate the exchange of ADSs for underlying H Shares.

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

12.D.4 Fees and Other Payments Made by the Bank of New York Mellon

From January 1, 2022 through March 31, 2023, a total of U.S.$ 0 was paid by the Bank of New York Mellon on our behalf for our ADSs program.

The standard out-of-pocket maintenance costs for our ADSs program were U.S.$ 140,106.94, which have been waived by the Bank of New York Mellon.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

On May 11, 2011, we entered into an Amended and Restated Deposit Agreement (the “Restated Deposit Agreement”) with The Bank of New York Mellon, as depositary (the “Depositary”) and updated the form of American Depositary Receipt (“ADR”) evidencing the ADSs issued under the terms of the Restated Deposit Agreement. The Restated Deposit Agreement restates our original deposit agreement with The Bank of New York (the predecessor of The Bank of New York Mellon), dated as of July 23, 1993 (as amended, the “1993 Deposit Agreement”), in its entirety.

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

The foregoing descriptions of the Restated Deposit Agreement and ADR do not purport to be complete and are qualified in their entirety by reference to the complete Restated Deposit Agreement and ADR which are incorporated herein by reference to Exhibit 2 and the forms filed on Form F-6 (File number 033-65616) on May 4, 2011.

On March 15, 2023, we terminated the Restated Deposit Agreement, thereby terminating our ADR program. For one year after such date the Bank of New York Mellon will continue to act as depositary on behalf of the holders of our ADSs to facilitate the exchange of ADSs for underlying H Shares.

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

Our management assessed the effectiveness of our internal control over financial reporting based upon the criteria established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of December 31, 2022. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022 based on these criteria.

KPMG Huazhen LLP, an independent registered public accounting firm, has audited the consolidated financial statements for the year ended December 31, 2022 included in this annual report on Form 20-F and, as part of the audit, has issued a report, included herein, on the effectiveness of our internal control over financial reporting.

(c). Report of Independent Registered Public Accounting Firm.

Our independent auditors have issued an audit report on the effectiveness of our internal control over financial reporting. This report appears on page F-2.

(d). Changes	in Internal Control over Financial Reporting.

For the year ended December 31, 2022, there have been no changes to our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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

The following table summarizes the fees charged by KPMG Huazhen LLP, our principal accountant, for services rendered to us during 2021 and 2022 respectively.

	For the year ended December 31,
	(in thousands of RMB)
	2021	2022
Audit fees (1)	6,837	6,837
Audit-Related fees (2)	—	—
Tax fees (3)	—	129
All other fees (4)	—	—
Total	6,837	6,966

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)

“Audit-Related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by the principal accountant for tax compliance, and tax advice.
(4)

“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal accountant, other than the services reported under audit fees, audit-related fees and tax fees.

Audit Committee Pre-approval Policies and Procedures

Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by KPMG Huazhen LLP. The pre-approval procedures are as follows:

•

Any audit or non-audit service to be provided to us by the independent accountant must be (i) pre-approved by the audit committee; or (ii) pre-approved by one or several committee members designated by the committee and rectified by the audit committee.

In 2022, 100% of the services and fees described above were approved by the audit committee, pursuant to its pre-approval policy.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report and to our best knowledge:

(i)

Sinopec Corp., our controlling shareholder, and its concert parties currently hold approximately 50.55% of our outstanding shares. Sinopec Corp. is controlled by China Petrochemical Corporation. The controlling shareholder of China Petrochemical Corporation is Sinopec Group Company, which is in turn controlled by the State-owned Assets Supervision and Administration Commission of the State Council of China. See “Item 4. Information on the Company-C. Organizational Structure.” Sinopec Corp. is operated by separate management and from time to time uses its interest as a shareholder to direct our policies and management;

(ii)	none of the members of our Board of Directors is an official of the Chinese Communist Party (the “Party”); and
(iii)	the following articles in the Articles of Association of Sinopec Shanghai Petrochemical Company Limited, as currently in effect, contain charters of the Party:
(a)

Article 11: In accordance with the Company Law and the Constitution of the Communist Party of China (the “Party”), the Company hereby set up Party organizations. The Party organizations play the role of political core in the Company. The Company shall set up related Party working organs and maintain an adequate level of staffing to handle Party affairs as well as sufficient funding necessary for the activities of the Party organizations; and

(b)

Article 126: If any matters to be resolved by the Board involve significant matters such as direction of reform and development, key objectives, and priority operational arrangements of the Company, the board of directors should seek advice from the Party committee. When the board of directors appoints the management personnel of the Company, the Party committee shall consider and provide comments on the candidates for management positions nominated by the board of directors or the president, or recommend candidates to the board of directors and/or president.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

SECCO was deemed a significant equity investee for the fiscal years ended December 31, 2020 and a non-significant equity investee for the fiscal years ended December 31, 2021 and December 31, 2022 under Rule 3-09 of Regulation S-X. As such, the financial statements of SECCO required by Rule 3-09 of Regulation S-X are provided as Exhibit 99.1 to this Annual Report on Form 20-F.

ITEM 18.	FINANCIAL STATEMENTS.

See pages F-1 to F-119.

ITEM 19.	EXHIBITS.

No.	Exhibit

1.1	Translation of the amended and restated Articles of Association of Sinopec Shanghai Petrochemical Company Limited as approved in the annual general meeting of the Company held on 16 June 2021 (incorporated by reference to our Form 6-K (File No.001-12158) filed with the Commission on June 21, 2021).

2.	Amended and Restated Deposit Agreement between Sinopec Shanghai Petrochemical Company Limited and The Bank of New York Mellon dated May 11, 2011(incorporated by reference to Exhibit 2 of our annual report on Form 20-F (File No. 001-12158) filed with the Commission on April 30, 2012).

4.1	Translation of the renewed Product Supply and Sales Services Framework Agreement among Sinopec Shanghai Petrochemical Company Limited, China Petroleum & Chemical Corporation and China Petrochemical Corporation as approved in the First Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2016 on October 18, 2016 (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F Amendment No.1 (File No.001-12158) filed with the Commission on September 14, 2017).

4.2	Translation of the renewed Comprehensive Services Framework Agreement between Sinopec Shanghai Petrochemical Company Limited and China Petrochemical Corporation as approved in the First Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited for 2016 on October 18, 2016 (incorporated by reference to Exhibit 4.2 of our annual report on Form 20-F Amendment No.1 (File No.001-12158) filed with the Commission on September 14, 2017).

No.	Exhibit

4.3	Translation of the Property Right Transaction Agreement with Sinopec Sales Company Limited as approved in the eighteenth meeting of the seventh session of the board of directors of Sinopec Shanghai Petrochemical Company Limited on December 5, 2013 (incorporated by reference to Exhibit 4.3 of our annual report on Form 20-F (File No.001-12158) filed with the Commission on April 30, 2014).

4.4	English summary of principal terms of the Share Option Scheme as adopted at the second meeting of the eighth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited on August 15, 2014 (incorporated by reference to Appendix I of our Form 6-K (File No.001-12158) filed with the Commission on November 6, 2014).

8*	A list of subsidiaries of Sinopec Shanghai Petrochemical Company Limited.

12.1*	Certification of President Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1*	Certification of President Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

99.1*	Financial statements of SECCO

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF *	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101)

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 26, 2023	/s/ DU JUN
Du Jun, Chief Financial Officer

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Sinopec Shanghai Petrochemical Company Limited:
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Sinopec Shanghai Petrochemical Company Limited and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss, consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for the years then ended, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.
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
Assessment of net realizable value of raw materials, work in progress and finished goods
As discussed in Notes 2.14, 4.2(a) and 21 to the consolidated financial statements, as of December 31, 2022, the gross carrying amount of raw materials, work in progress and finished goods, and provision for diminution in value were RMB 7,552,845 thousand and RMB 446,485 thousand, respectively. Inventories are valued at the lower of cost and net realizable value. The net realizable value is determined based on the estimated selling prices in the ordinary course of business less the estimated costs to completion, and other costs necessary to make the sale.
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

Assessment of value in use of certain production facilities
As discussed in Notes 2.12 (b), 4.2(b) and 16 to the consolidated financial statements, the carrying amount of property, plant and equipment was RMB 12,179,504 thousand as of December 31, 2022. During the year ended December 31, 2022, the Company recognized impairment loss on property, plant and equipment in relation to certain production facilities under the intermediate petrochemicals segment of RMB 212,410 thousand. At the end of each reporting period, if any indication of impairment exists, the Company estimates the recoverable amount of an asset, or a cash-generating unit, at the higher of its fair value less costs of disposal and its value in use, to determine the impairment losses. The Company’s estimated value in use includes assumptions on product sales growth rates, related costs growth rates (“forecasted growth rates”) and discount rate.
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
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s process in assessing the value in use of certain production facilities, including controls related to the determination of the forecasted growth rates and the discount rate; we assessed the forecasted growth rates adopted in the Company’s value in use assessment by comparing them with historical results, future operation plans and external market data; we performed sensitivity analysis over the forecasted growth rates and the discount rate assumptions to assess their impact on the Company’s impairment assessment. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate used by comparing it against discount rate that was independently developed using publicly available industry data.
/s/ KPMG Huazhen LLP
We have served as the Company’s auditor since 2021.
Shanghai, China
April 26, 2023

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Sinopec Shanghai Petrochemical Company Limited
Opinion on the Financial Statements
We have audited the consolidated statements of profit or loss, of profit or loss and other comprehensive income, of changes in equity and consolidated cash flow statement of Sinopec Shanghai Petrochemical Company Limited and its subsidiaries (the “Company”) for the year ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 28,
 2021
We served as the Company’s auditor from 2013 to 2021.

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the years ended 31 December 2020, 2021 and 2022

Consolidated statement
s o
f profit or loss
for the years ended 31 December 2020, 2021 and 2022

		Years ended 31 December
		2020	2021	2022
	Note	RMB’000	RMB’000	RMB’000
Revenue	5	74,623,575	89,198,492	82,443,156
Taxes and surcharges		(13,062,710)	(13,309,688)	(9,788,593)

Net sales		61,560,865	75,888,804	72,654,563
Cost of sales	10	(61,901,114)	(74,298,048)	(76,265,940)

Gross (loss)/profit		(340,249)	1,590,756	(3,611,377)
Selling and administrative expenses	10	(486,323)	(368,243)	(288,701)
Reversal/(provision) of impairment losses on financial assets	3.1 (c)	120,916	(1,355)	(5,366)
Other operating income	6	148,676	125,305	110,641
Other operating expenses	7	(24,686)	(44,712)	(25,775)
Other gains/(losses) - net	8	115,430	130,481	(22,788)

(Loss) / profit from operations		(466,236)	1,432,232	(3,843,366)

Finance income	9	431,228	508,755	541,830
Finance expenses	9	(98,954)	(94,186)	(98,502)

Finance income – net		332,274	414,569	443,328

Share of net profits/(losses) of associates and joint ventures accounted for using the equity method	20	724,740	874,285	(173,616)

Profit/(loss) before taxation		590,778	2,721,086	(3,573,654)
Income tax benefits/(expenses)	12	65,620	(644,480)	731,354

Profit/(loss) for the year		656,398	2,076,606	(2,842,300)

F-
6

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the years ended 31 December 2020, 2021 and 2022
Consolidated statements of profit or loss
for the years ended 31 December 2020, 2021 and 2022 (continued)

		Years ended 31 December
	Note	2020 RMB’000	2021 RMB’000	2022 RMB’000
Profit/(loss) attributable to:
– Equity shareholders of the Company		645,072	2,073,431	(2,846,156)
– Non-controlling interests		11,326	3,175	3,856

Profit/(loss) for the year		656,398	2,076,606	(2,842,300)

Earnings/(losses) per share attributable to equity shareholders of the Company for the year (expressed in RMB per share)
Basic earnings/(losses) per share	13(a)	RMB 0.060	RMB 0.192	RMB (0.263)

Diluted earnings/(losses) per share	13(b)	RMB 0.060	RMB 0.192	RMB (0.263)

The notes on pages F-17 to F-119 form part of these financial statements.

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the years ended 31 December 2020, 2021 and 2022

Consolidated statements of profit or loss and other comprehensive income for the years ended 31 December 2020, 2021 and 2022

		Years ended 31 December
	Note	2020 RMB’000	2021 RMB’000	2022 RMB’000
Profit/(loss) for the year		656,398	2,076,606	(2,842,300)

Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Share of other comprehensive income of associates accounted for using the equity method	3 1	(11,512)	16,639	(23,771)
Cash flow hedges: net movement in hedging reserve	3 1	—	125,159	201,519

Other comprehensive income for the year, net of tax		(11,512)	141,798	177,748

Total comprehensive income for the year		644,886	2,218,404	(2,664,552)

Attributable to:
– Equity shareholders of the Company		633,560	2,215,229	(2,668,408)
– Non-controlling interests		11,326	3,175	3,856

Total comprehensive income for the year		644,886	2,218,404	(2,664,552)

The notes on pages F-17 to F-119 form part of these financial statements.

F-
8

Sinopec Shanghai Petrochemical Company Limited
Financial statements as at 31 December 2021 and 2022

Consolidated statements of financial position
as at 31 December 2021 and 2022

		As at 31 December
		2021	2022
	Note	RMB’000	RMB’000
Non-current assets
Property, plant and equipment	16	11,310,032	12,179,504
Right-of-use assets	15	385,643	379,805
Investment properties	17	352,188	336,863
Construction in progress	18	3,293,177	3,748,461
Investments accounted for using the equity method	20	4,088,888	3,504,393
Financial assets at fair value through other comprehensive income	25	5,000	5,000
Time deposits with banks	24	5,581,435	3,389,559
Deferred tax assets	12	184,143	991,850
Other non-current assets	14	787,807	835,400

		25,988,313	25,370,835

Current assets
Inventories	21	5,923,525	7,294,060
Financial assets at fair value through other comprehensive income	25	1,047,690	582,354
Derivative financial instruments	3.1 (a)	81,405	—
Trade receivables	22	77,425	69,351
Other receivables	22	47,597	107,507
Prepayments		30,364	17,832
Value added tax recoverable		13,322	1,057,463
Amounts due from related parties	22	1,212,331	2,638,983
Cash and cash equivalents	23	5,112,010	889,413
Time deposits with banks	24	7,386,607	3,108,919

		20,932,276	15,765,882

Total assets		46,920,589	41,136,717

F-
9

Sinopec Shanghai Petrochemical Company Limited
Financial statements as at 31 December 2021 and 2022

Consolidated statements of financial position
as at 31 December 2021 and 2022 (continued)

		As at 31 December
		2021	2022
	Note	RMB’000	RMB’000
Equity and liabilities
Equity attributable to equity shareholders of the Company
Share capital	3 0	10,823,814	10,823,814
Reserves	3 1	19,418,325	15,403,868

		30,242,139	26,227,682
Non-controlling interests		135,259	127,681

Total equity		30,377,398	26,355,363

Liabilities
Non-current liabilities
Borrowings	26	700,000	700,000
Lease liabilities	15	1,384	7,513
Deferred tax liabilities	12	33,344	30,895
Deferred income	2 9	12,720	44,608

		747,448	783,016

F-
10

Sinopec Shanghai Petrochemical Company Limited
Financial statements as at 31 December 2021 and 2022

Consolidated statements of financial position
as at 31 December 2021 and 2022 (continued)

		As at 31 December
		2021	2022
	Note	RMB’000	RMB’000
Current liabilities
Borrowings	26	1,559,800	1,550,000
Lease liabilities	15	3,229	8,738
Derivative financial instruments	3.1 (a)	23,804	—
Contract liabilities	2 8	424,607	372,760
Trade and other payables	2 7	3,095,694	2,926,534
Amounts due to related parties	2 7	6,304,816	7,887,809
Current tax liabilities		3,865,231	931,852
Staff salaries and welfares payable		260,096	317,891
Income tax payable	12	258,466	2,754

		15,795,743	13,998,338

Total liabilities		16,543,191	14,781,354

Total equity and liabilities		46,920,589	41,136,717

Approved and authorized for issue by the Board of Directors on 26 April 2023.

Wan Tao

Directors

Du Jun

The notes on pages F-17 to F-119 form part of these financial statements.

F-1
1

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the years ended 31 December 2020, 2021 and 2022
Consolidated statements of changes in equity
for the years ended 31 December 2020, 2021 and 2022

		Attributable to equity shareholders of the Company
		Share capital	Other reserves	Retained earnings		Non-controlling	Total
		RMB’000	RMB’000	RMB’000	Total	interests	equity
	Note	(note 30)	(note 31)	(note 31)	RMB’000	RMB’000	RMB’000
Balance at 1 January 2020		10,823,814	4,369,391	14,670,083	29,863,288	130,560	29,993,848

Changes in equity for 2020:
Profit for the year		—	—	645,072	645,072	11,326	656,398
Other comprehensive income	3 1	—	(11,512)	—	(11,512)	—	(11,512)

Total comprehensive income for the year		—	(11,512)	645,072	633,560	11,326	644,886

Dividends proposed and approved	3 3	—	—	(1,298,858)	(1,298,858)	—	(1,298,858)
Dividend paid by subsidiaries to non-controlling interests		—	—	—	—	(4,901)	(4,901)
Appropriation of safety production fund	3 1	—	88,460	(88,460)	—	—	—

Balance at 31 December 2020		10,823,814	4,446,339	13,927,837	29,197,990	136,985	29,334,975

F-1
2

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the years ended 31 December 2020, 2021 and 2022
Consolidated statements of changes in equity
for the years ended 31 December 2020, 2021 and 2022 (continued)

		Attributable to equity shareholders of the Company
	Note	Share capital RMB’000 (note 30)	Other reserves RMB’000 (note 31)	Retained earnings RMB’000 (note 31)	Total RMB’000	Non-controlling interests RMB’000	Total equity RMB’000
Balance at 1 January 2021		10,823,814	4,446,339	13,927,837	29,197,990	136,985	29,334,975

Changes in equity for 2021
Profit for the year		—	—	2,073,431	2,073,431	3,175	2,076,606
Other comprehensive income	3 1	—	141,798	—	141,798	—	141,798

Total comprehensive income for the year		—	141,798	2,073,431	2,215,229	3,175	2,218,404

Transfer to other reserves		—	2,498,808	(2,498,808)	—	—	—
Amounts transferred from hedging reserve to initial carrying amount of hedged items		—	(88,699)	—	(88,699)	—	(88,699)
Dividends proposed and approved	3 3	—	—	(1,082,381)	(1,082,381)	—	(1,082,381)
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(4,901)	(4,901)
Appropriation of safety production fund	3 1	—	40,729	(40,729)	—	—	—

Balance at 31 December 2021		10,823,814	7,038,975	12,379,350	30,242,139	135,259	30,377,398

The notes on pages F-17 to F-119 form part of these financial statements.

F-1
3

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the years ended 31 December 2020, 2021 and 2022
Consolidated statements of changes in equity
for the years ended 31 December 2020, 2021 and 2022 (continued)

		Attributable to equity shareholders of the Company				Non-controlling interests RMB’000	Total equity RMB’000
	Note	Share capital RMB’000 (note 30)	Other reserves RMB’000 (note 31)	Retained earnings RMB’000 (note 31)	Total RMB’000
Balance at 1 January 2022		10,823,814	7,038,975	12,379,350	30,242,139	135,259	30,377,398

Changes in equity for 2022
(Loss)/profit for the year		—	—	(2,846,156)	(2,846,156)	3,856	(2,842,300)
Other comprehensive income	3 1	—	177,748	—	177,748	—	177,748

Total comprehensive income for the year		—	177,748	(2,846,156)	(2,668,408)	3,856	(2,664,552)

Amounts transferred from hedging reserve to initial carrying amount of hedged items	3.1a(iii)	—	(237,979)	—	(237,979)	—	(237,979)
Dividends proposed and approved	3 3	—	—	(1,082,381)	(1,082,381)	—	(1,082,381)
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(11,434)	(11,434)
Purchase of own shares	30(ii)	—	(25,689)	—	(25,689)	—	(25,689)
Appropriation of safety production fund	3 1	—	54,092	(54,092)	—	—	—

Balance at 31 December 2022		10,823,814	7,007,147	8,396,721	26,227,682	127,681	26,355,363

The notes on pages F-17 to F-119 form part of these financial statements.

F-1
4

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the years ended 31 December 2020, 2021 and 2022
Consolidated cash flow statements
for the years ended 31 December 2020, 2021 and 2022

		Years ended 31 December
		2020	2021	2022
	Note	RMB’000	RMB’000	RMB’000
Operating activities
Cash generated from / (used in) operations	23 (b)	1,995,087	4,411,653	(6,960,734)
Interest paid		(71,369)	(110,070)	(121,876)
Income tax paid		(243,870)	(351,627)	(376,765)

Net cash generated from / (used in) operating activities		1,679,848	3,949,956	(7,459,375)

Cash flows from investing activities
Dividends received from joint ventures and associates		561,755	777,220	683,780
Interest received from entrusted loans		—	—	2,704
Interest received from structured deposits		132,690	97,921	11,124
Interest received from related parties		2,088	—	—
Interest received from banks excluded structured deposits		275,626	398,937	330,216
(Payments)/proceeds from settlement of derivative financial instruments		(912)	5,674	(14,679)
Payment for the purchase of property, plant and equipment and construction in progress		(1,840,986)	(3,224,000)	(2,836,912)
Net proceeds from disposal of property, plant and equipment		59,642	55,254	13,937
Cash received from time deposits with maturity less than one year		500,000	3,800,000	7,350,000
Cash received from time deposits with maturity more than one year		—	—	1,800,000
Cash received from maturity of structured deposits		10,900,000	8,150,000	1,000,000
Cash payment for investment in structured deposits		(7,600,000)	(8,150,000)	(1,000,000)
Cash payment for investment in entrusted loans		—	—	(150,000)
Cash received from investment in entrusted loans		—	—	150,000
Cash payment for investment deposits		—	—	(50,000)
Payment for investment in associates and a joint venture	20	—	—	(296,672)
Cash payment for investment in time deposits with maturity less than one year		(3,000,000)	(3,650,000)	—
Cash payment for investment in time deposits with maturity more than one year		(3,500,000)	(2,000,000)	(2,600,000)
Acquisition of a subsidiary, net of cash acquired		(340,315)	—	—
Payment for set up of an associate	20	(27,603)	(26,000)	—
Payment for set up of a joint venture	20	—	(50,000)	—
Proceeds from capital reduction of an associate		—	1,460,258	—
Payment for sales of financial assets at fair value through other comprehensive income		(9,513)	(4,685)	(3,148)

Net cash (used in) / generated from investing activities		(3,887,528)	(2,359,421)	4,390,350

F-1
5

Sinopec Shanghai Petrochemical Company Limited
Financial statements for the years ended 31 December 2020, 2021 and 2022
Consolidated cash flow statements
for the years ended 31 December 2020, 2021 and 2022 (continued)

			Years ended 31 December
			2020	2021	2022
	Note		RMB’000	RMB’000	RMB’000
Financing activities
Proceeds from borrowings	23	(c)	3,458,100	14,163,132	19,485,000
Proceeds from short-term bonds	23	(c)	2,998,469	5,998,899	5,000,000
Repayments of borrowings	23	(c)	(3,460,556)	(13,451,332)	(19,494,800)
Repayments of short-term bonds	23	(c)	—	(9,000,000)	(5,000,000)
Principal elements of lease payments			(15,586)	(17,544)	(13,069)
Dividends paid by subsidiaries to non-controlling interests			(4,901)	(4,901)	(11,434)
Dividends paid to the Company’s shareholders			(1,293,736)	(1,081,326)	(1,081,327)
Payment for repurchase of shares			—	—	(53,262)
Net cash generated from / (used in) financing activities			1,681,790	(3,393,072)	(1,168,892)
Net decrease in cash and cash equivalents			(525,890)	(1,802,537)	(4,237,917)
Cash and cash equivalents at the beginning of the year	23		7,449,699	6,916,408	5,112,010
Exchange (losses) / gains on cash and cash equivalents			(7,401)	(1,861)	15,320

Cash and cash equivalents at the end of the year	23		6,916,408	5,112,010	889,413

The notes on pages F-17 to F-119 form part of these financial statements.

F-1
6

Sinopec Shanghai Petrochemical Company Limited

Notes to the consolidated financial statements
(Expressed in Renminbi Yuan unless otherwise indicated)

1	General Information
Sinopec Shanghai Petrochemical Company Limited (“the Company”), formerly Shanghai Petrochemical Company Limited, was established in the People’s Republic of China (“the PRC”) on 29 June 1993 with registered capital of RMB
4,000,000
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
The Company changed its name to Sinopec Shanghai Petrochemical Company Limited on 12 October 2000.
Ordinary A shares of RMB14,177 thousand and RMB9,637 thousand were registered on 27 September 2017 and 12 January 2018.
As at 31 December 2022, total share capital of the Company were RMB10,823,814 thousand , 1 Yuan per share. Detailed changes to share capital refers to note 30. The Company and its subsidiaries (“the Group”) is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.
Details of the Company’s principal subsidiaries are set out in note 19.

F-1
7

Sinopec Shanghai Petrochemical Company Limited

2	Significant accounting policies
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Statement of compliance and basis of preparation
(a)	Statement of compliance
These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (IFRSs), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (IASs) and related Interpretations, promulgated by the International Accounting Standards Board (IASB) Significant accounting policies adopted by the Group are disclosed below.
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
The consolidated financial statements for the year ended 31 December 2022 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associates and a joint ventures.
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

F-1
8

Sinopec Shanghai Petrochemical Company Limited

2	Significant accounting policies (continued)

2.1	Statement of compliance and basis of preparation (continued)

(c)	Changes in accounting policies
The Group has applied the following amendments to IFRSs issued by the IASB to these financial statements for the current accounting period:

•	Amendments to IAS 16, Property, plant and equipment: Proceeds before intended use

•	Amendments to IAS 37, Provisions, contingent liabilities and contingent assets: Onerous contracts — cost of fulfilling a contract

•	Amendments to IFRSs, Annual Improvements to IFRS Standards 2018-2020

•	Amendments to IFRS 3, Reference to the Conceptual Framework
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
Non-controlling
interests in the results and equity of subsidiaries are shown separately in the consolidated statements of financial position, consolidated statements of profit or loss, statements of comprehensive income and changes in equity respectively.

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

9

Sinopec Shanghai Petrochemical Company Limited

2	Significant accounting policies (continued)

2.2	Subsidiaries (continued)

2.2.1	Consolidation (continued)

(a)	Business combinations (continued)
Over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the statements of profit or loss as a bargain purchase.
Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the Group’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.
If the business combination is achieved in stages, the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in the statements of profit or loss.

F-
20

Sinopec Shanghai Petrochemical Company Limited

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
When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in the statements of profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.2.2	Separate financial statements
Investments in subsidiaries are accounted for at cost less impairment. Cost includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.
Investments in joint ventures and associates are accounted for using the equity method of accounting.

F-21

Sinopec Shanghai Petrochemical Company Limited

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
The Group’s share of post-acquisition profit or loss is recognized in the statements of profit or loss, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.
The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the statements of profit or loss.
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
Gain or loss on dilution of equity interest in associates are recognized in the statements of profit or loss
.

F-2
2

Sinopec Shanghai Petrochemical Company Limited

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
(b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are generally recognized in the statements of profit or loss. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges.

2.7	Property, plant and equipment
Property, plant and equipment is stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.
Items may be produced while bringing an item of property, plant and equipment to the location and condition necessary for it to be capable of operating in the manner intended by management. The proceeds from selling any such items and the related costs are recognized in profit or loss.
Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statements of profit or loss during the financial period in which they are incurred.
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
Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within Other gains/(losses) - net in the statements of profit or loss.

F-2
4

Sinopec Shanghai Petrochemical Company Limited

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
Investment properties are stated in the statements of financial position at cost less accumulated depreciation and impairment losses (note 2.12(b)). Depreciation is provided over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values.
Estimated useful lives of the Group’s investment properties are
30-40
years.

2.10	Other non-current assets
Other non-current assets mainly represent intangible assets and long-term prepaid expense, which are amortized on a straight-line basis over the following periods:

Intangible assets - patents	2 to 28 years
Long-term prepaid expense - catalyst	1.5 to 10 years
Long-term prepaid expense - leasehold improvement	3 to 27 years

2.11	Other investments in debt and equity securities
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

6

Sinopec Shanghai Petrochemical Company Limited

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

F-27

Sinopec Shanghai Petrochemical Company Limited

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

F-28

Sinopec Shanghai Petrochemical Company Limited

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

F-29

Sinopec Shanghai Petrochemical Company Limited

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

•	property, plant and equipment;

•	right-of-use assets;

•	investment properties;

•	construction in progress

•	other non-current assets; and

•	investments in subsidiaries, associates and joint ventures in the Company’s statements of financial position.
At the end of each reporting period, if any indication of impairment exists, the Company estimates the recoverable amount of an asset, or a cash- generating unit, at the higher of its fair value less costs of disposal and its value in use, to determine the impairment losses.

•	Calculation of recoverable amount
The recoverable amount of an asset is the greater of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash fl ows are discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). A portion of the carrying amount of a corporate asset (for example, head office building) is allocated to an individual cash-generating unit if the allocation can be done on a reasonable and consistent basis, or to the smallest group of cash-generating units if otherwise.

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

F-30

Sinopec Shanghai Petrochemical Company Limited

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
The fair values of derivative financial instruments designated in hedge relationships are disclosed in note 3.1(a). Movements in the hedging reserve in shareholders’ equity are shown in note 3
1
. The full fair value of a hedging derivative is classified as a non-current
asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.
Cash flow hedges that qualify for hedge accounting
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity. The gain or loss relating to the ineffective portion is recognized immediately in the statements of profit or loss, within Other gains/(losses) – net.
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

Amounts accumulated in equity are reclassified in the periods when the hedged item affects the statements of profit or loss as follows:
Where the hedged item subsequently results in the recognition of a non-financial
asset (such as inventory), the deferred hedging gains and losses are included within the initial cost of the asset. The deferred amounts are ultimately recognized in the statements of profit or loss as the hedged item affects profit or loss (for example through cost of sales).
When a hedging instrument expires, or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial
asset such as inventory. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to Other gains/(losses) - net.
Derivatives that do not qualify for hedge accounting
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in the statements of profit or loss and are included in Other gains/(losses) - net.

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
In the consolidated cash flow statements, cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are presented within borrowings in current liabilities in the statements of financial position. Cash and cash equivalents are assessed for expected credit losses (ECL) in accordance with the policy set out in note 2.12(a).

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
Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statements of profit or loss over the period of the borrowings using the effective interest method.
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
The tax expense for the period comprises current and deferred tax. Tax is recognized in the statements of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

(a)	Current income tax
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statements of financial position date in the countries where the Company’s subsidiaries, associates and joint ventures operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

F-3
4

Sinopec Shanghai Petrochemical Company Limited

2	Significant accounting policies (continued)

2.23	Current and deferred income tax (continued)

(b)	Deferred income tax

Inside basis differences
Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statements of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
Outside basis differences
Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, associates and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Generally, the Group is unable to control the reversal of the temporary difference for associates. Only when there is an agreement in place that gives the Group the ability to control the reversal of the temporary difference in the foreseeable future, deferred tax liability in relation to taxable temporary differences arising from the associate’s undistributed profits is not recognized.
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

F-3
7

Sinopec Shanghai Petrochemical Company Limited

2	Significant accounting policies (continued)

2.27	Interest income
Interest income from financial assets at FVPL is included in Other gains/(losses) - net, see note 8 below. Interest income on financial assets at amortized cost and financial assets at FVOCI calculated using the effective interest method is recognized in the consolidated statements of profit or loss as part of other income.
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
Government grants relating to costs are deferred and recognized in the statements of profit or loss over the period necessary to match them with the costs that they are intended to compensate.
Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in the statements of profit or loss over the useful life of the asset by way of reduced depreciation expense.

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

F-3
8

Sinopec Shanghai Petrochemical Company Limited

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
Right-of-use
assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability,

•	any lease payments made at or before the commencement date less any lease incentives received,

•	any initial direct costs, and

•	restoration costs.

9

Sinopec Shanghai Petrochemical Company Limited

2	Significant accounting policies (continued)

2.30	Leases (continued)

Right-of-use
assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight - line basis, as follows:

Land use rights	20 - 50 years
Buildings	2 - 8 years
Equipment	2 - 3 years
Others	2 - 4 years
Payments associated with short-term leases of equipment and vehicles are recognized on a straight-line basis as an expense in the statements of profit or loss. Short-term leases are leases with a lease term of 12 months or less. A single discount rate was applied to the portfolio of the leases with reasonably similar characteristics.
Lease income from operating leases where the Group is a lessor is recognized as income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement
s
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

F-
40

Sinopec Shanghai Petrochemical Company Limited

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
Where all relevant criteria are met, hedge accounting is applied to remove the accounting mismatch between the hedging instrument and the hedged item.

(a)	Derivatives
The Group has the following derivative financial instruments in the following line items in the statements of financial position:

	As at 31 December
	2021	2022
	RMB’000	RMB’000
Current derivative financial instrument assets
Commodity swaps contracts applied hedge accounting	48,614	—
Commodity swaps contracts at fair value through profit or loss	32,791	—

Total derivative financial assets	81,405	—

Current derivative financial instrument liabilities
Commodity swaps contracts at fair value through profit or loss	(23,804)	—

Total derivative financial liabilities	(23,804)	—

(i)	Classification of derivatives
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
The following table provides a reconciliation of the hedging reserve in respect of commodity price risk and shows the effectiveness of the hedging relationships:

	Pre-tax	Tax effect	Post-tax
	amount RMB’000	RMB’000	amount RMB’000
Balance at 1 January 2022	48,613	(12,153)	36,460
Effective portion of the cash flow hedge recognized in other comprehensive income	375,701	(93,925)	281,776
Amounts reclassified to profit or loss	(107,009)	26,752	(80,257)
Reclassified to inventory	(317,305)	79,326	(237,979)

Balance at 31 December 2022	—	—	—

(iv)	Amounts recognized in the consolidated statements of profit or loss
In addition to the amounts disclosed in the reconciliation of hedging reserves above, the following amounts were recognized in the consolidated statements of profit or loss in relation to derivatives:

	2021	2022
	RMB’000	RMB’000
Net gains/(losses) on commodity swaps contracts not qualifying as hedges included in other gains / (losses) - net	18,997	(35,434)
Net gains on foreign exchange forward contracts not qualifying as hedges included in other gains / (losses) - net	—	7,583
Net losses on foreign exchange option contracts not qualifying as hedges included in other gains / (losses) - net	(151)	—

Total	18,846	(27,851)

F-4
3

Sinopec Shanghai Petrochemical Company Limited

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(a)	Derivatives (continued)

(iv)	Amounts recognized in the consolidated statements of profit or loss (continued)

Hedge effectiveness
Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments, to ensure that an economic relationship exists between the hedged item and hedging instrument.
The Group enters into commodity swaps contracts that have similar critical terms as the hedged item, such as reference rate, payment dates, transaction price, oil variety and oil quantity.
Hedge ineffectiveness for commodity swaps contracts may occur due to the changes in the timing of the hedged transactions. There was no recognized ineffectiveness during the year ended 31 December 2022 in relation to the commodity swaps.
As at 31 December 2022, the Group did not have commodity contracts of oil designed as qualified cash flow hedges. As at 31 December 2021, the Group had certain commodity contracts of crude oil designed as qualified cash flow hedges, which will be matured over the next 10 months. The fair value of such cash flow hedges is RMB48,614 thousand recognized as derivative financial assets in the consolidated statement
s
of financial position.

(b)	Market risk

(i)	Foreign exchange risk
The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Nevertheless, the Group is exposed to foreign exchange risk arising from the recognized assets and liabilities, and future transactions denominated in foreign currencies, primarily with respect to US dollar. The Group’s finance department at its headquarter is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimize the foreign exchange risk. For the years ended 31 December 2021 and 31 December 2022, the Group used foreign exchange forward contracts and foreign exchange option contracts to mitigate its exposure to foreign exchange risk respect to US dollar.
As at 31 December 2022, there were no foreign exchange forward contract and foreign exchange option contract that had not been matured (31 December 2021: Nil).
As at 31 December 2022, if US dollar and HK dollar had weakened/strengthened by 5% against RMB with all other variables held constant, the Group’s net loss for the year ended 31 December 2022 would decrease/increase by RMB 1,751 thousand (31 December 2021: net profit would decrease/increase by RMB 2,292 thousand) before considering the impact of forward and option contracts as a result of foreign exchange gains/losses which is mainly resulted from the translation of US dollar denominated trade receivables and payables.

F-4
4

Sinopec Shanghai Petrochemical Company Limited

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(b)	Market risk (continued)

The aggregate net foreign exchange (losses) / gains recognized in the consolidated statements of profit or loss were:

	2021	2022
	RMB’000	RMB’000
Net foreign exchange (losses)/gains included in Other gains/(losses) - net (note 8)	(1,861)	21,969

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
The Group’s finance department at its headquarter continuously monitors the interest rate position of the Group. Increases in interest rates will increase the cost of new borrowing and the interest expenses with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. The Group makes adjustments timely with reference to the latest market conditions and may enter into interest rate swap agreements to mitigate its exposure to interest rate risk. For the years ended 31 December 2021 and 31 December 2022, the Group did not enter into any interest rate swap agreements.

F-4
5

Sinopec Shanghai Petrochemical Company Limited

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(b)	Market risk (continued)

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was as follows.

	2021	2022
	RMB’000	RMB’000
Fixed rate:
Time deposits with maturity less than one year	7,350,000	3,000,000
Time deposits with maturity more than one year	5,500,000	3,300,000
Borrowings	(1,500,000)	(1,550,000)
Lease liabilities	(4,613)	(16,251)

	11,345,387	4,733,749

Variable rate:
Cash and cash equivalents	5,112,010	889,413
Borrowings	(759,800)	(700,000)

	4,352,210	189,413

As at 31 December 2022, if interest rates on the floating rate financial instruments had risen/fallen by 50 basis points while all other variables had been held constant, the Group’s net loss would have decreased / increased by approximately RMB 730 thousand (2021: RMB 16,252 thousand increased / decreased in net profit), mainly as a result of higher/lower interest interest on floating rate cash and cash equivalents.

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
As at 31 December 2021, the Group had certain unexpired commodity contracts of crude oil and refined oil designated as qualified cash flow hedges balances of which have been disclosed in note 3.1 (a). As at 31 December 2022, the Group had no unexpired
commodity contracts of crude oil and refined oil designated as qualified cash flow hedges.

F-4
6

Sinopec Shanghai Petrochemical Company Limited

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

F-4
7

Sinopec Shanghai Petrochemical Company Limited

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
It has other monitoring procedures to ensure that
follow-up
action is taken to recover overdue debts. In addition, the Group reviews regularly the recoverable amount of each individual trade receivables to ensure that adequate impairment losses are made for irrecoverable amounts. Significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. As at 31 December 2022, 95.57% and 97.65% of the total trade receivables were due from the Group’s largest customer and the five largest customers respectively within the Group (31 December 2021: 93.20% and 94.70%).
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

F-4
8

Sinopec Shanghai Petrochemical Company Limited

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
The expected credit loss rates are based on the payment profiles of sales over a period of 36 months before 31 December 2021 and 31 December 2022 respectively and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables
.
Impairment losses on trade receivables are presented as provision of impairment losses on financial assets within operating (loss) / profit. Subsequent recoveries of amounts previously written off are credited against the same line item.
Other financial assets at amortized cost
Other financial assets at amortized cost include other receivables.
As at 31 December 2021 and 31 December 2022, the internal credit rating of other receivables was all performing. The Group has assessed that the expected credit losses for these receivables are not material under the 12 months expected losses method.
Management considered that there was no significant increase in credit risk for other receivables including receivables from related parties by taking into account of their past history of making payments when due and current ability to pay, and thus the impairment provision recognized during the period was limited to 12 months expected losses.
The (reversal)/provision for loss allowance was recognized in the statements of profit or loss in reversal/(provision) of impairment losses on financial assets.
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

9

Sinopec Shanghai Petrochemical Company Limited

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(c)	Credit risk (continued)

(ii)	Impairment of financial assets (continued)

Debt instruments carried at FVOCI
Debt instruments carried at FVOCI include trade receivables and bills receivable with a business model which is achieved both by collecting contractual cash flows and selling of these assets. The loss allowance for debt instruments is recognized in the statements of profit or loss and reduces the fair value loss otherwise recognized in OCI.
As at 31 December 2021 and 31 December 2022, no loss allowance was provided for financial assets at FVOCI.

(iii)	Provision of impairment losses on financial assets recognized in the consolidated statements of profit or loss
During the year, the following (losses) /recoveries were recognized in provision of impairment losses on financial assets in relation to impaired financial assets:

	2021 RMB’000	2022 RMB’000
Impairment losses
- provision in loss allowance for trade receivables	(1,354)	(778)
- provision in loss allowance for other receivables	(1)	(4,727)
Impairment losses reversed	—	139

Provision of impairment losses on financial assets	(1,355)	(5,366)

(iv)	Financial assets at fair value through profit or loss
The Group is also exposed to credit risk in relation to investments such as derivative financial instruments, which are measured at fair value through profit or loss. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

F-
50

Sinopec Shanghai Petrochemical Company Limited

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
The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and its ability to obtain adequate external financing to support its working capital and meet its debt obligation when they become due. As at 31 December 2022, the Group had credit facilities with several PRC financial institutions which provided the Group to draw down to RMB 9,200,000 thousand, within which amounted to RMB 6,950,000 thousand were unused. Management assessed that all the facilities could be renewed upon the expiration dates.
Surplus cash held by the operating entities over and above balance required for working capital management is transferred to the Group treasury. As at 31 December 2022, the Group held cash and cash equivalents of RMB 889,413 thousand (31 December 2021: RMB 5,112,010 thousand) (note 23), time deposits with banks - current of RMB 3,108,919 thousand (31 December 2021: RMB 7,386,607 thousand) (note 24) and trade receivables (including trade receivables with related parties and those carried at fair value through other comprehensive income (“FVOCI”) of RMB 2,957,771 thousand (31 December 2021: RMB 1,568,800 thousand), that are expected to readily generate cash inflows for managing liquidity risk.
The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the consolidated statements of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	As at 31 December 2021
	Contractual maturities of financial liabilities
	Less than 1 year RMB’000	Between 1 and 2 years RMB’000	Between 2 and 5 years RMB’000	Over 5 years RMB’000	Total RMB’000	Carrying amount
Non-derivatives
Borrowings	1,578,817	7,665	704,914	—	2,291,396	2,259,800
Lease liabilities	3,814	730	814	—	5,358	4,613
Bills payables	562,593	—	—	—	562,593	562,593
Trade payables	1,527,706	—	—	—	1,527,706	1,527,706
Other payables	1,003,860	—	—	—	1,003,860	1,003,860
Amounts due to related parties excluded non-financial liabilities	4,910,255	—	—	—	4,910,255	4,910,255

	9,587,045	8,395	705,728	—	10,301,168	10,268,827

Derivatives
Derivative financial liabilities	23,804	—	—	—	23,804	23,804

F-5
1

Sinopec Shanghai Petrochemical Company Limited

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(d)	Liquidity risk (continued)

	As at 31 December 2022
	Contractual maturities of financial liabilities
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total	Carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Non-derivatives
Borrowings	1,570,282	704,914	—	—	2,275,196	2,250,000
Lease liabilities	9,395	7,531	655	—	17,581	16,251
Bills payables	24,951	—	—	—	24,951	24,951
Trade payables	1,818,453	—	—	—	1,818,453	1,818,453
Other payables	1,083,130	—	—	—	1,083,130	1,083,130
Amounts due to related parties excluded non-financial liabilities	7,877,323	—	—	—	7,877,323	7,877,323

	12,383,534	712,445	655	—	13,096,634	13,070,108

Derivatives
Derivative financial liabilities	—	—	—	—	—	—

3.2	Capital management
The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost.
The Group actively and regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.
The Group monitors its capital structure on the basis of an adjusted net debt-to-capital
ratio. For this purpose, adjusted net debt is defined as total debt (which includes interest-bearing loans and borrowings, and lease liabilities) plus unaccrued proposed dividends, less cash and cash equivalents. Adjusted capital comprises all components of equity, other than amounts recognized in equity relating to cash flow hedges,less unaccrued proposed dividends.

The Group’s adjusted net
debt-to-capital
ratio at 31 December 2022 was as follows:

	Note	2022 RMB’000
Current liabilities:
Borrowings	26	1,550,000
Lease liabilities	15	8,738

		1,558,738
Non-current liabilities:
Borrowings	26	700,000
Lease liabilities	15	7,513

Total Debt		2,266,251
Less: Cash and cash equivalents	23	(889,413)

Adjusted net debt		1,376,838

Total equity		26,355,363
Less: Hedging reserve		—

Adjusted capital		26,355,363

Adjusted net debt-to-capital ratio		5%

As cash and cash equivalents exceed total borrowings and short-term bonds, which was resulted primarily from profitability, there was no net debt as at 31 December 2021.

F-5
2

Sinopec Shanghai Petrochemical Company Limited

3	Financial risk management (continued)

3.3	Fair value estimation

The table below analyzes the Group’s financial instruments carried at fair value as at 31 December 2021 and 2022 by the level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

•
The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•
The fair value of financial instruments that are not traded in an active market (for example, over–the–counter derivatives) is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity- specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is in cluded in level 2.

•	If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

	As at 31 December 2021
	Note	Level 1	Level 2	Level 3	Total
		RMB’000	RMB’000	RMB’000	RMB’000
Recurring fair value measurements
Financial assets
Financial assets measured at fair value through profit or loss
- Commodity swaps contracts	3.1(a)	—	32,791	—	32,791
Financial assets at fair value through other comprehensive income
- Trade and bills receivable	25	—	1,072,690	—	1,072,690
- Equity investments	25	—	—	5,000	5,000
- Commodity swaps contracts	3.1(a)	—	48,614	—	48,614

		—	1,154,095	5,000	1,159,095

Financial liabilities
Financial liabilities measured at fair value through profit or loss
- Commodity swaps contracts		—	23,804	—	23,804

		—	23,804	—	23,804

Amounts due to related parties – measured at fair value through profit or loss (FVPL)		—	1,388,286	—	1,388,286

		As at 31 December 2022
	Note	Level 1	Level 2	Level 3	Total
		RMB’000	RMB’000	RMB’000	RMB’000
Recurring fair value measurements
Financial assets
Financial assets measured at fair value through other comprehensive income
- Trade and bills receivable	25	—	582,354	—	582,354
- Equity investments	25	—	—	5,000	5,000

		—	582,354	5,000	587,354

F-5
3

Sinopec Shanghai Petrochemical Company Limited

3	Financial risk management (continued)

3.3	Fair value estimation (continued)

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
The fair value of amounts due to related parties is the estimated amount that the Group would settle the liability by returning certain quantity of crude oil at the end of the reporting period, referring to market price of the related crude oil. As at 31 December 2022, if market price of crude oil had risen/fallen by 10% while all other variables had been held constant, the Group’s net loss would have increased / decreased by approximately RMB nil (2021: RMB 89,787 thousand decreased / increased in net profit ).
During the year ended 31 December 2022, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.
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
The following table presents the changes in level 3 items for the year ended 31 December 2022:

	Equity investments RMB’000	Structured deposits RMB’000	Total RMB’000
As at 31 December 2020	5,000	—	5,000
Acquisitions	—	8,150,000	8,150,000
Disposals	—	(8,247,921)	(8,247,921)
Fair value change	—	97,921	97,921

As at 31 December 2021	5,000	—	5,000

Acquisitions	—	1,000,000	1,000,000
Disposals	—	(1,011,124)	(1,011,124)
Fair value change	—	11,124	11,124

As at 31 December 2022	5,000	—	5,000

4	Critical accounting judgement and estimates

4.1	Critical accounting judgements in applying the Group’s accounting policies
In the process of applying the Group’s accounting policies, management has made the following accounting judgement:

(a)	Classification of financial assets
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
Management reassesses these estimations at the end of each reporting period to ensure inventory is measured at the lower of cost and net realizable value.

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

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise interests in associates and joint ventures, deferred tax assets, cash and cash equivalents, time deposits, and incomes relating to these assets (such as share of net profits/(losses) of associates and joint ventures accounted for using the equity method and interest income), derivative financial assets, borrowings, short-term bonds and interest expenses, derivative financial liabilities, and deferred tax liabilities.
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

F-5
7

Sinopec Shanghai Petrochemical Company Limited

5	Segment information and revenue (continued)

5.1	Segment information (continued)

2020	Petroleum products RMB’000	Intermediate petrochemicals RMB’000	Resins and plastics RMB’000	Synthetic fibres RMB’000	Trading of petrochemical products RMB’000	Others RMB’000	Total RMB’000
Total segment revenue	49,711,547	19,777,574	9,576,944	1,480,576	12,023,744	1,583,236	94,153,621
Inter segment revenue	(6,631,343)	(11,526,322)	(101,057)	—	(438,634)	(832,690)	(19,530,046)

Revenue from external customers	43,080,204	8,251,252	9,475,887	1,480,576	11,585,110	750,546	74,623,575

Timing of revenue recognition
- At a point in time	43,080,204	8,251,252	9,475,887	1,480,576	11,583,709	750,546	74,622,174
- Over time	—	—	—	—	1,401	—	1,401

	43,080,204	8,251,252	9,475,887	1,480,576	11,585,110	750,546	74,623,575

Segment result – (loss)/profit from operations	(2,198,705)	581,597	1,262,029	(364,211)	42,039	211,015	(466,236)

F-5
8

Sinopec Shanghai Petrochemical Company Limited

5	Segment information and revenue (continued)

5.1	Segment information (continued)

2021	Petroleum products RMB’000	Intermediate petrochemicals RMB’000	Resins and plastics RMB’000	Synthetic fibres RMB’000	Trading of petrochemical products RMB’000	Others RMB’000	Total RMB’000
Total segment revenue	65,528,687	26,454,844	10,176,285	1,381,443	12,972,922	1,625,705	118,139,886
Inter segment revenue	(10,454,529)	(15,619,770)	(170,255)	(445)	(1,912,789)	(783,606)	(28,941,394)

Revenue from external customers	55,074,158	10,835,074	10,006,030	1,380,998	11,060,133	842,099	89,198,492

Timing of revenue recognition
- At a point in time	55,074,158	10,835,074	10,006,030	1,380,998	11,020,323	842,099	89,158,682
- Over time	—	—	—	—	39,810	—	39,810

	55,074,158	10,835,074	10,006,030	1,380,998	11,060,133	842,099	89,198,492

Segment result – profit/(loss) from operations	2,967,030	(635,155)	52,215	(854,077)	43,729	(141,510)	1,432,232

9

Sinopec Shanghai Petrochemical Company Limited

5	Segment information and revenue (continued)

5.1	Segment information (continued)

2022	Petroleum products RMB’000	Intermediate petrochemicals RMB’000	Resins and plastics RMB’000	Synthetic fibres RMB’000	Trading of petrochemical products RMB’000	Others RMB’000	Total RMB’000
Total segment revenue	62,729,318	26,112,700	7,416,830	413,981	12,938,663	1,641,243	111,252,735
Inter segment revenue	(11,575,451)	(15,536,795)	(71,778)	(98)	(922,077)	(703,380)	(28,809,579)

Revenue from external customers	51,153,867	10,575,905	7,345,052	413,883	12,016,586	937,863	82,443,156

Timing of revenue recognition
- At a point in time	51,153,867	10,575,905	7,345,052	413,883	11,917,827	937,863	82,344,397
- Over time	—	—	—	—	98,759	—	98,759

	51,153,867	10,575,905	7,345,052	413,883	12,016,586	937,863	82,443,156

Segment result – profit/(loss) from operations	972	(1,456,647)	(1,252,524)	(1,015,255)	12,838	(132,750)	(3,843,366)

F-
60

Sinopec Shanghai Petrochemical Company Limited

5	Segment information and revenue (continued)

5.1	Segment information (continued)

	2020 RMB’000	2021 RMB’000	2022 RMB’000
Segment result – (loss)/profit from operations
Petroleum products	(2,198,705)	2,967,030	972
Intermediate petrochemicals	581,597	(635,155)	(1,456,647)
Resins and plastics	1,262,029	52,215	(1,252,524)
Synthetic fibres	(364,211)	(854,077)	(1,015,255)
Trading of petrochemical products	42,039	43,729	12,838
Others	211,015	(141,510)	(132,750)

(Loss)/profit from operations	(466,236)	1,432,232	(3,843,366)
Finance income – net	332,274	414,569	443,328
Share of profit/(loss) of investments accounted for using the equity method	724,740	874,285	(173,616)

Profit/(loss) before taxation	590,778	2,721,086	(3,573,654)

F-6
1

Sinopec Shanghai Petrochemical Company Limited

5	Segment information and revenue (continued)

5.1	Segment information (continued)

Other profit and loss disclosures

	2020			2021			2022
	Depreciation and amortization	Impairment loss and credit loss	Inventory write-down	Depreciation and amortization	Impairment loss and credit loss	Inventory write-down	Depreciation and amortization	Impairment loss and credit loss	Inventory write-down
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Petroleum products	(917,637)	—	(138,537)	(975,492)	(94,420)	(782)	(928,687)	—	(37,900)
Intermediate petrochemicals	(465,425)	(55,204)	(15,418)	(523,484)	(297,632)	(136,694)	(414,999)	(215,355)	(248,518)
Resins and plastics	(138,204)	—	(26,382)	(86,183)	(61,242)	(168)	(106,845)	(25,102)	(134,138)
Synthetic fibres	(78,030)	88,550	(39,657)	(132,091)	(135,683)	(13,239)	(140,885)	(51,160)	(104,713)
Trading of petrochemical products	(19,938)	—	(788)	(39,125)	—	—	(35,345)	—	—
Others	(207,905)	—	(106)	(209,333)	(28,392)	—	(186,537)	(9)	—

	(1,827,139)	33,346	(220,888)	(1,965,708)	(617,369)	(150,883)	(1,813,298)	(291,626)	(525,269)

F-6
2

Sinopec Shanghai Petrochemical Company Limited

5	Segment information and revenue (continued)

5.1	Segment information (continued)

	As at 31 December
	2021 Total assets RMB’000	2022 Total assets RMB’000
Allocated assets
Petroleum products	13,317,338	16,021,111
Intermediate petrochemicals	3,781,785	3,803,989
Resins and plastics	1,395,867	1,359,796
Synthetic fibres	1,919,194	2,734,193
Trading of petrochemical products	1,348,751	1,391,104
Others	2,700,327	2,765,693

Allocated assets	24,463,262	28,075,886

Unallocated assets
Investments accounted for using the equity method	4,088,888	3,504,393
Cash and cash equivalents	5,112,010	889,413
Time deposits with banks	12,968,042	6,498,478
Deferred tax assets	184,143	991,850
Derivative financial assets	81,405	—
Value added tax recoverable	13,322	1,057,463
Others	9,517	119,234
Unallocated assets	22,457,327	13,060,831

Total assets	46,920,589	41,136,717

F-6
3

Sinopec Shanghai Petrochemical Company Limited

5	Segment information and revenue (continued)

5.1	Segment information (continued)

	As at 31 December
	2021 Total liabilities RMB’000	2022 Total liabilities RMB’000
Allocated liabilities
Petroleum products	9,749,806	8,159,960
Intermediate petrochemicals	1,257,436	801,787
Resins and plastics	1,327,587	1,309,344
Synthetic fibres	490,211	531,455
Trading of petrochemical products	1,257,750	1,370,346
Others	112,876	251,328

Allocated liabilities	14,195,666	12,424,220

Unallocated liabilities
Borrowings	2,259,800	2,250,000
Deferred tax liabilities	33,344	30,895
Derivative financial liabilities	23,804	—
Others	30,577	76,239

Unallocated liabilities	2,347,525	2,357,134

Total liabilities	16,543,191	14,781,354

	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Additions to property, plant and equipment, construction in progress, right-of-use assets, other non-current assets
Petroleum products	779,392	708,342	544,806
Intermediate petrochemicals	278,788	1,306,813	1,029,771
Resins and plastics	139,212	44,495	54,220
Synthetic fibres	496,125	1,748,868	1,573,781
Trading of petrochemical products	378,292	71,917	16,603
Others	222,080	234,023	235,406

	2,293,889	4,114,458	3,454,587

F-6
4

Sinopec Shanghai Petrochemical Company Limited

5	Segment information and revenue (continued)

5.2	Revenue
The Group’s revenue from external customers are substantially all within Mainland China in 2020, 2021 and 2022. As at 31 December 2021 and 31 December 2022, assets are also substantially all within Mainland China.
Revenue of approximately RMB 52,190,120
 thousand (2020: RMB38,651,385 thousand, 2021: RMB
59,766,489 thousand) are derived from a single customer. These revenues are attributable to the petroleum products and other segments .
Details of concentrations of credit risk arising from these customers are set out in note 3.1(c).

6	Other operating income

	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Government grants (a)	61,296	35,944	33,055
Rental income from investment properties (note 17)	81,608	81,923	75,159
Others	5,772	7,438	2,427

	148,676	125,305	110,641

(a)	Government grants
Grants related to R&D, other tax refund and subsidies are included in the government grants line item. There are no unfulfilled conditions or other contingencies attaching to these grants.

7	Other operating expenses

	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Cost related to lease of investment properties	(15,625)	(13,439)	(12,037)
Others	(9,061)	(31,273)	(13,738)

	(24,686)	(44,712)	(25,775)

F-6
5

Sinopec Shanghai Petrochemical Company
Limited

8	Other gains/(losses) – net

	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Net (losses) / gains on disposal of property, plant and equipment and other long-term assets	(1,212)	48,671	(26,767)
Gains from structured deposits (note a)	114,283	97,921	11,124
Net losses on foreign exchange option contracts	(376)	(151)	—
Net gains on foreign exchange forward contracts	—	—	7,583
Net gains/(losses) on commodity swaps contracts not qualified for hedging accounting	—	18,997	(35,434)
Losses from disposal of a subsidiary	—	—	—
Impairment losses for investment in an associate	—	(28,392)	—
Net foreign exchange gains / (losses)	12,248	(1,861)	21,969
Losses on sale of FVOCI	(9,513)	(4,685)	(3,148)
Gains from entrusted loan receivables	—	—	2,704
Net losses on disposal of inventories	—	(19)	(819)

	115,430	130,481	(22,788)

(a)	Gains from structured deposits
Structured deposits are financial products issued by banks, return of which are linked to the performance of the embedded index, like foreign exchange rate, interest rate and etc..

(b)	The effect of “6.18” No.1 ethylene glycol plant explosion accident
On 18 June 2022, a fire broke out in No.1 ethylene glycol plant of the intermediate petrochemicals segment of the Company, causing a fire on surrounding individual pipelines. Net losses due to the fire, including writing off of damaged fixed assets and inventories in the amount of RMB7,676 thousand and RMB819 thousand respectively, have been recorded in Other

gains/(losses)

- net, and compensation to casualties in the amount of RMB
1,010
 thousand have been recorded in other operating expenses (2020 and 2021:
Nil).

9	Finance income and expenses

	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Interest income from time deposits with maturity more than 3 months	339,595	424,696	410,652
Interest income from time deposits with maturity less than 3 months	83,812	71,402	124,468
Others	7,821	12,657	6,710

Finance income	431,228	508,755	541,830

Interest and finance charges paid/payable for lease liabilities and financial liabilities not at fair value through profit or loss	(101,732)	(106,827)	(122,638)
Less: interest expense capitalized into construction in progress	8,292	12,641	24,136

Net interest expenses	(93,440)	(94,186)	(98,502)
Net foreign exchange losses	(5,514)	—	—

Finance expenses	(98,954)	(94,186)	(98,502)

Finance income – net	332,274	414,569	443,328

F-6
6

Sinopec Shanghai Petrochemical Company Limited

10	Expense by nature

	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Cost of raw materials	42,082,307	54,457,558	55,997,717
Cost of trading products	11,467,420	10,929,127	11,910,488
Employee benefit expenses (note 11)	3,143,219	3,456,765	3,545,720
Depreciation and amortization:
Property, plant and equipment (note 16)	1,553,039	1,621,459	1,494,176
Investment properties (note 17)	15,184	15,325	15,323
Other non-current assets (note 14)	226,263	294,617	270,881
Right-of-use assets (note 15)	32,653	34,307	32,918
Repairs and maintenance expenses	1,060,624	1,587,955	1,513,812
Changes of work in progress and finished goods	862,652	(235,402)	(78,255)
Transportation costs	274,002	238,405	193,144
Inventory write-down (note 21)	220,888	150,883	525,269
External processing fee	215,467	213,691	192,288
Commission expense (note 3 2 )	104,598	110,552	90,341
Impairment loss of property, plant and equipment (note 16)	87,570	587,622	286,260
Impairment loss of investments accounted for using equity method (note 20)	—	28,392	—
Auditors’ remuneration – audit services	7,800	6,837	6,837
Auditors’ remuneration – non-audit services	—	129	129
Expenses relating to short - term leases	3,731	6,938	14,774

11	Employee benefit expenses

	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Wages and salaries	2,009,645	2,142,959	2,139,472
Social welfare costs	714,484	861,375	921,971
Others	419,090	452,431	484,277

Total employee benefit expense	3,143,219	3,456,765	3,545,720

(a)
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

F-6
7

Sinopec Shanghai Petrochemical Company Limited

11	Employee benefit expenses (continued)
In addition, the Group provides a supplementary retirement plan for its staff at rates not exceeding 8% of the salaries. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.
For the year ended 31 December 2022, the Group’s total contributions to defined contribution retirement plans was RMB 463,204 thousand.
(2020: RMB 342,073 thousand, 2021: RMB
431,818 thousand)

(c)	As at 31 December 2020, 31 December 2021 and 31 December 2022, there was no material outstanding contribution to the above defined contribution retirement plans.

12	Income tax benefits /(expenses)

	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Current income tax	(37,027)	(590,668)	(66,649)
Deferred taxation	102,647	(53,812)	798,003

Income tax benefits / (expenses)	65,620	(644,480)	731,354

A reconciliation of the expected income tax calculated at the applicable tax rate and profit / (loss) before taxation, with the actual income tax is as follows:

	Years ended 31 December
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Profit / (loss) before income tax	590,778	2,721,086	(3,573,654)

Expected PRC income tax at the statutory tax rate of 25%	(147,695)	(680,272)	893,414
Tax effect of share of net profits / (losses) of investments accounted for using the equity method	178,685	214,750	(46,787)
Tax effect of other non-taxable income	54,379	10,782	9,890
Tax effect of additional deductions for R&D expenses	11,863	12,168	17,779
Tax effect of non-deductible loss, expenses and costs	(51,543)	(185,945)	(67,330)
True up for final settlement of enterprise income taxes in respect of previous years	9,188	—	(54,017)
Tax losses for which no deferred income tax asset was recognized	(2,821)	(21,225)	(24,948)
Utilization of previously unrecognized tax losses	13,564	157	3,353
Tax effect of additional deduction for purchasing environmental protection equipment	—	12,446	—
Derecognition of previously recognized tax losses	—	(7,341)	—

Actual income tax benefits / (expenses)	65,620	(644,480)	731,354

F-6
8

Sinopec Shanghai Petrochemical Company Limited

12	Income tax benefits /(expenses) (continued)
The provision for PRC income tax is calculated at the rate of
25
% (2020 and 2021:

25
%) on the estimated taxable income of the year ended
31 December 2022 determined in accordance with relevant income tax rules and regul
ations. The Group did
not car
ry out business overseas and therefore does not incur overseas income taxes.

(a)	Current taxation in the consolidated statements of financial position represents:

	2021 RMB’000	2022 RMB’000
At the beginning of the year	19,425	258,466
Provision for current income tax for the year	590,668	66,649
Payment during the year	(351,627)	(376,765)

At the end of the year	258,466	(51,650)
Representing
Income tax	258,466	2,754
-Payable	—	(54,404)
-Prepaid	258,466	(51,650)

(b)	Movements in deferred tax assets and liabilities are as follows:

	Balance as at 1 January 2021 RMB’000	Credited/ (Charged) to profit or loss RMB’000	Credited/ (Charged) to reserves RMB’000	Balance as at 31 December 2021 RMB’000
Deferred tax assets:
Impairment for bad and doubtful debts and provision for inventories	57,326	(977)	—	56,349
Provision for impairment losses in property, plant and equipment and construction in progress	226,435	131,776	—	358,211
Tax losses	87,799	(87,799)	—	—
Accruals and others	130,986	(48,808)	—	82,178

	502,546	(5,808)	—	496,738

Deferred tax liabilities:
Difference in depreciation	(283,739)	(46,332)	—	(330,071)
Capitalization of borrowing costs	(2,043)	575	—	(1,468)
Derivative financial instruments	—	(2,247)	(12,153)	(14,400)

	(285,782)	(48,004)	(12,153)	(345,939)

Deferred tax assets – net	252,121	(55,825)	(12,153)	184,143
Deferred tax liabilities – net	(35,357)	2,013	—	(33,344)

9

Sinopec Shanghai Petrochemical Company Limited

12	Income tax benefits /(expenses) (continued)

(b)	Movements in deferred tax assets and liabilities are as follows (continued):

	Balance as at 1 January 2022 RMB’000	Credited/ (Charged) to profit or loss RMB’000	Credited/ (Charged) to reserves RMB’000	Balance as at 31 December 2022 RMB’000
Deferred tax assets:
Impairment for bad and doubtful debts and provision for inventories	56,349	71,761	—	128,110
Provision for impairment losses in property, plant and equipment and construction in progress	358,211	70,499	—	428,710
Tax losses	—	872,648	—	872,648
Accruals and others	82,178	(55,873)	—	26,305

	496,738	959,035	—	1,455,773

Deferred tax liabilities:
Difference in depreciation	(330,071)	(163,492)	—	(493,563)
Capitalization of borrowing costs	(1,468)	213	—	(1,255)
Derivative financial instruments	(14,400)	2,247	12,153	—

	(345,939)	(161,032)	12,153	(494,818)

Deferred tax assets – net	184,143	795,554	12,153	991,850
Deferred tax liabilities – net	(33,344)	2,449	—	(30,895)
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

F-
70

Sinopec Shanghai Petrochemical Company Limited

12	Income tax benefits /(expenses) (continued)

(c)	Deferred tax assets not recognized:
As at 31 December 2022, certain subsidiaries of the Company did not recognize the deferred tax assets in respect of the impairment losses on
property, plant and equipment amounting to RMB29,856 thousand (31 December 2021: RMB29,969 thousand), because it was not probable that the related tax benefit would be realized.
As at 31 December 2022, certain subsidiaries of the Company did not recognize the deferred tax assets in respect of tax losses of RMB 393,896 thousand (31 December 2021: RMB350,574 thousand) carried forward for PRC income tax purpose because it was not probable that the related tax benefit would be realized.
Tax losses carried
forw
ard that are not recognized as deferred tax assets will expire in the following years:

	2021	2022
	RMB’000	RMB’000
2022	65,331	—
2023	66,965	65,585
2024	91,901	91,901
2025	41,475	41,475
2026	84,902	95,144
2027	—	99,791

	350,574	393,896

13	Earnings/(losses) per share

(a)	Basic earnings/(losses) per share
Basic earnings/(losses) per share is calculated by dividing the profit/(loss) attributable to equity shareholders of the Company by the weighted average number of ordinary shares in issue during the year.

	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Net profit/(loss) attributable to equity shareholders of the Company	645,072	2,073,431	(2,846,156)
Weighted average number of ordinary shares in issue (thousand of shares)	10,823,814	10,823,814	10,819,622
Basic earnings/(losses) per share (RMB per share)	RMB 0.060	RMB 0.192	RMB(0.263)

Weighted average number of ordinary shares (thousand of shares)

	2020	2021	2022
Issued ordinary shares at 1 January	10,823,814	10,823,814	10,823,814
Effect of shares repurchased (note 30)	—	—	(4,192)

Weighted average number of ordinary shares at 31 December	10,823,814	10,823,814	10,819,622

(b)	Diluted earnings/(losses) per share
There were no dilutive potential ordinary shares for the years ended 31 December 2020, 2021 and 2022, therefore diluted earnings/(losses) per share is the same as basic earnings/(losses) per share.

F-7
1

Sinopec Shanghai Petrochemical Company Limited

14	Other non-current assets

	Intangible assets	Long-term prepaid expense	Investment deposits	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at 1 January 2021
Cost	85,908	1,069,157	—	1,155,065
Accumulated amortization	(71,139)	(658,967)	—	(730,106)

Net book amount	14,769	410,190	—	424,959

Year ended 31 December 2021
Opening net book amount	14,769	410,190	—	424,959
Additions	—	657,465	—	657,465
Charge for the year	(2,925)	(291,692)	—	(294,617)

Closing net book amount	11,844	775,963	—	787,807

As at 31 December 2021
Cost	85,908	1,726,622	—	1,812,530
Accumulated amortization	(74,064)	(950,659)	—	(1,024,723)

Net book amount	11,844	775,963	—	787,807

Year ended 31 December 2022
Opening net book amount	11,844	775,963	—	787,807
Additions	—	268,474	50,000	318,474
Charge for the year	(2,924)	(267,957)	—	(270,881)

Closing net book amount	8,920	776,480	50,000	835,400

As at 31 December 2022
Cost	85,908	1,995,096	50,000	2,131,004
Accumulated amortization	(76,988)	(1,218,616)	—	(1,295,604)

Net book amount	8,920	776,480	50,000	835,400

For the year ended 31 December 2022, the amortization of intangible assets and long-term prepaid expense of RMB 270,881 thousand (2020: RMB226,263 thousand, 2021:
RMB294,617 thousand) has been charged in Cost of sales.

F-7
2

Sinopec Shanghai Petrochemical Company Limited

15	Leases

(a)	Amounts recognized in the consolidated statements of financial position
The consolidated statements of financial position shows the following amounts relating to leases:

	As at 31 December
	202 1	202 2
	RMB’000	RMB’000
Right-of-use assets
Land use rights	380,764	363,720
Buildings	3,288	14,540
Equipment	625	373
Others	966	1,172

	385,643	379,805

Lease liabilities
Current	3,229	8,738
Non-current	1,384	7,513

	4,613	16,251

For the year ended 31 December 2022, additions to the
right-of-use
assets were RMB27,275
 thousand (2020: RMB 109,238 thousand, including 102,283 thousand generated by the acquisition of a subsidiary, 2021: RMB
9,534 thousand). At 31 December 2022, the lease liabilities were repayable as follows:

2022
RMB’000
Within 1 year	8,738
After 1 year but within 2 years	6,945
After 2 years but within 5 years	568

16,251

F-7
3

Sinopec Shanghai Petrochemical Company Limited

15	Leases (continued)

(b)	Amounts recognized in the consolidated statement s of profit or loss
The consolidated statements of profit or loss shows the following amounts relating to leases:

	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Depreciation charge of right-of-use assets
Land use rights	(15,965)	(17,044)	(17,044)
Buildings	(15,481)	(15,677)	(14,089)
Equipment	(449)	(399)	(547)
Others	(758)	(1,187)	(1,238)

	(32,653)	(34,307)	(32,918)

Interest expense (included in Finance expenses)	(887)	(537)	(1,039)
Expense relating to short-term leases (included in Cost of sales)	(3,731)	(6,938)	(14,774)
The total cash outflow for leases in 2022 was RMB27,843
 thousand (2020: RMB20,204 thousand, 2021: RMB
24,482 thousand).

F-7
4

Sinopec Shanghai Petrochemical Company Limited

16	Property, plant and equipment

	Buildings	Plant and machinery	Vehicles and other equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At 1 January 2021	3,481,210	42,742,330	1,958,220	48,181,760
Additions	—	161,118	15,646	176,764
Transferred from construction in progress (note 18)	130,947	1,476,065	92,962	1,699,974
Reclassification	267,662	(275,880)	8,218	—
Disposals	(4,717)	(737,634)	(62,782)	(805,133)
Transferred from investment properties (note 17)	1,164	—	—	1,164
Transferred to construction in progress (note 18)	(2,091)	(1,260)	(15,404)	(18,755)
Transferred to investment properties (note 17)	(83)	(7)	—	(90)

At 31 December 2021 and 1 January 2022	3,874,092	43,364,732	1,996,860	49,235,684
Additions	132	187,460	39,934	227,526
Transferred from construction in progress (note 18)	609,303	1,768,395	90,219	2,467,917
Reclassification	9,088	(47,399)	38,311	—
Disposals	(2,596)	(393,686)	(51,813)	(448,095)
Transferred from investment properties (note 17)	47	—	—	47
Others	1,208	—	—	1,208

At 31 December 2022	4,491,274	44,879,502	2,113,511	51,484,287

Accumulated depreciation:
At 1 January 2021	(2,396,564)	(31,700,912)	(1,457,854)	(35,555,330)
Charge for the year	(88,234)	(1,419,669)	(113,556)	(1,621,459)
Reclassification	(214,041)	216,706	(2,665)	—
Written back on disposals	3,652	626,865	55,709	686,226
Transferred from investment properties (note 17)	(1,088)	—	—	(1,088)
Transfer to construction in progress (note 18)	46	735	5,642	6,423
Transferred to investment properties (note 17)	80	7	—	87

At 31 December 2021 and 1 January 2022	(2,696,149)	(32,276,268)	(1,512,724)	(36,485,141)
Charge for the year	(95,661)	(1,270,423)	(128,092)	(1,494,176)
Reclassification	(787)	6,340	(5,553)	—
Written back on disposals	2,469	344,469	50,036	396,974
Transferred from investment properties (note 17)	(45)	—	—	(45)

At 31 December 2022	(2,790,173)	(33,195,882)	(1,596,333)	(37,582,388)

F-7
5

Sinopec Shanghai Petrochemical Company Limited

16	Property, plant and equipment (continued)

	Buildings	Plant and machinery	Vehicles and other equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Impairment losses:
At 1 January 2021	(53,792)	(850,967)	(8,649)	(913,408)
Charge for the year	(793)	(586,147)	(682)	(587,622)
Written back on disposals	—	60,018	501	60,519
Reclassification	(26,133)	26,270	(137)	—

At 31 December 2021 and 1 January 2022	(80,718)	(1,350,826)	(8,967)	(1,440,511)
Charge for the year	(984)	(283,624)	(1,652)	(286,260)
Written back on disposals	—	4,264	112	4,376
Reclassification	(2,146)	2,202	(56)	—

At 31 December 2022	(83,848)	(1,627,984)	(10,563)	(1,722,395)

Net book value:
At 31 December 2022	1,617,253	10,055,636	506,615	12,179,504

At 31 December 2021	1,097,225	9,737,638	475,169	11,310,032

(i)
The Group recognized impairment loss on property, plant and equipment in relation to certain production facilities of RMB 212,410 thousand for the year ended 31 December 2022. Due to deteriorating market conditions, the increasing production cost is not expected to be covered by the estimated selling price of the products, the Group identified an impairment indicator for property, plant and equipment in relation to certain production facilities, including No.1 ethylene glycol plant and No.2 ethylene glycol plant under intermediate petrochemicals segment, and performed an impairment assessment of these assets based on their estimated recoverable amounts, as a result the carrying amount of these assets were written down to their recoverable amount of RMB 265,377 thousand.

The recoverable amounts of above production facilities are estimated using the present value of future cash flows based on the financial budgets approved by management covering a five-year period. Forecasted cash flows are developed using several key assumptions, including the product sales growth rates, related costs growth rates (“forecasted growth rates”) and discount rate. The forecasted growth rates are based on past business performance and market participants’ expectations for market development, which are consistent with the forecasts included in industry reports. The discount rate used is a pre-tax
ratio of 9% and reflects specific risks relating to the Group.

F-7
6

Sinopec Shanghai Petrochemical Company Limited

16	Property, plant and equipment (continued)

(ii)
During the year ended 31 December 2022, a number of production facilities were idle or obsolete. The Group does not expect to have future economic benefits recoverable from the use of those production facilities. There is no alternative use of those production facilities which is specifically designed. The recoverable amounts of property, plant and equipment related to those production facilities are estimated to be their residual value. As a result, impairment loss of RMB49,230 thousand under synthetic fibres segment and RMB24,620 thousand under resins and plastics segment was made against the carrying amounts of those assets.

As a result of these assessments, an impairment loss of RMB286,260 thousand on property, plant and equipment was recognized in “cost of sales” for the year ended 31 December 2022.
For the year ended 31 December 2021, impairment loss of RMB 587,622 thousand on property, plant and equipment was recognized in Cost of sales for the excess of carrying amount over its recoverable amount.
For the year ended 31 December 2020, impairment loss of RMB 87,570 thousands has been recognized in Cost of sales for the excess of carrying amount over its recoverable amount.

17	Investment properties

RMB’000
Cost:
As at 1 January 2021	627,488
Transferred from property plant and equipment (note 16)	90
Transferred to property plant and equipment (note 16)	(1,164)

At 31 December 2021 and 1 January 2022	626,414

Transferred to property plant and equipment (note 16)	(47)

At 31 December 2022	626,367

Accumulated depreciation:
At 1 January 2021	(259,902)
Charge for the year	(15,325)
Transferred from property plant and equipment (note 16)	(87)
Transferred to property plant and equipment (note 16)	1,088

At 31 December 2021 and 1 January 2022	(274,226)

Charge for the year	(15,323)
Transferred from property plant and equipment (note 16)	—
Transferred to property plant and equipment (note 16)	45

At 31 December 2022	(289,504)

Net book value:
At 31 December 2022	336,863

At 31 December 2021	352,188

As at 31 December 2022, the Group has no contractual obligations for future repairs and maintenance (31 December 2020 and 31 December 2021: Nil).
Investment properties represent certain floors of an office building leased to other entities including related parties.

F-7
7

Sinopec Shanghai Petrochemical Company Limited

17	Investment properties (continued)

a.
The fair value of the investment properties of the Group as at 31 December 2022 was estimated by the directors to be approximately RMB 1,236,686 thousand by reference to market values of similar properties in the nearby area (31 December 2021: RMB 1,217,987 thousand). This fair value estimation was at level 3 of fair value hierarchy by using market observable inputs. The investment properties have not been valued by external independent appraisers.

b.	Rental income of RMB 75,159 thousand was recognized in other operating income by the Group for the year ended 31 December 2022 (2020: RMB81,608 thousand, 2021: RMB 81,923 thousand).

c.	Leasing arrangements
The investment properties are leased out under operating leases. The leases typically run for an initial period of 1 to 3 years, with an option to renew the lease after that date at which time all terms are renegotiated. Lease payments are usually renegotiated every year to reflect market rentals.
Undiscounted lease payments under
non-cancellable
operating leases in place at the reporting date will be receivable by the Group in future periods as follows :

	2021	2022
	RMB’000	RMB’000
Within 1 year	49,420	52,138
Between 1 and 2 years	39,137	6,638
Above 2 years	—	6,522

	88,557	65,298

18	Construction in progress

	202 1	202 2
	RMB’000	RMB’000
As at 1 January	1,710,124	3,293,177
Additions	3,270,695	2,927,950
Disposal	—	(4,749)
Transferred to property plant and equipment (note 16)	(1,699,974)	(2,467,917)
Transferred from property plant and equipment (note 16)	12,332	—

As at 31 December	3,293,177	3,748,461

As at 31 December 2022, the impairment loss in construction in progress was RMB24,486 thousand (31 December 2020: RMB24,486 thousand, 31 December 2021: RMB
24,486 thousand).
For the year ended 31 December 2022, the group had no impairment write-off due to the disposal of construction in progress (2020: RMB 10,175 thousand, 2021: Nil).
For the year ended 31 December 2022, the Group capitalized borrowing costs amounting to RMB24,136 thousand (2021: RMB
12,641 thousand) on qualifying assets. Borrowing costs were capitalized at the weighted average rate of its borrowings of 1.78
% (2020: 2.79%, 2021:
2.85%).

F-7
8

Sinopec Shanghai Petrochemical Company Limited

19	Subsidiaries
The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

			Proportion of ownership interest
Name of company	Place of incorporation and business	Particulars of paid- up capital ’000	Group’s effective interest	Held by the Company	Held by a subsidiary	Principal activity
Shanghai Petrochemical Investment Development Company Limited (“Toufa”)	Mainland China	RMB1,000,000	100.00	100.00	—	Investment management
China Jinshan Associated Trading Corporation (“Jinmao”)	Mainland China	RMB 25,000	67.33	67.33	—	Import and export of petrochemical products and equipment
Shanghai Jinchang Engineering Plastics Company Limited (“Jinchang”)	Mainland China	USD 9,154	74.25	—	74.25	Production of polypropylene compound products
Shanghai Golden Phillips Petrochemical Company Limited (“Jinfei”)	Mainland China	RMB 415,623	100.00	—	100.00	Production of polyethylene products
Shanghai Jinshan Trading Corporation (“JMGJ”)	Mainland China	RMB 100,000	67.33	—	67.33	Import and export of petrochemical products
Zhejiang Jinlian Petrochemical Storage and Transportation Co., Ltd. (“Jinlian”)	Mainland China	RMB 400,000	100.00	—	100.00	Trading of petrochemical products

9

Sinopec Shanghai Petrochemical Company Limited

19	Subsidiaries (continued)

a. On 30 June 2020, one of the Company’s subsidiaries, Toufa acquired
100
% share of Zhejiang Zhonghang Oil Petrochemical Storage and Transportation Co., Ltd., renamed as Jinlian, from China Aviation Oil Group Logistics Co., Ltd., with the total purchase consideration of RMB
340,369
thousand.

20	Investments accounted for using the equity method
The amounts recognized in the consolidated statements of financial position are as follows:

	As at 31 December
	2021	2022
	RMB’000	RMB’000
Associates
– Share of net assets	3,812,845	3,027,632
Joint ventures
– Share of net assets	276,043	476,761

As at 31 December	4,088,888	3,504,393

The amounts recognized in the share of net profits / (losses) of associates and joint ventures accounted for using the equity method are as follows:

	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Associates	678,077	825,132	(188,549)
Joint ventures	46,663	49,153	14,933

	724,740	874,285	(173,616)

F-
80

Sinopec Shanghai Petrochemical Company Limited

20	Investments accounted for using the equity method (continued)

(a)	Investment in associates

	2021	2022
	RMB’000	RMB’000
As at 1 January	5,146,160	3,812,845
Additions (note i)	26,000	96,672
Decrease caused by associate’s capital reduction (note ii)	(1,460,258)	—
Share of net profits / (losses)	825,132	(188,549)
Other comprehensive income	16,639	(23,771)
Cash dividends distribution	(712,436)	(669,565)
Impairment (note iii)	(28,392)	—

As at 31 December	3,812,845	3,027,632

Set out below are the material associates of the Group as at 31 December 2022. The associates as listed
below have share capital consisting solely of ordinary shares, which are held directly by the Group; the country of incorporation or registration is also their principal place of business.

F-8
1

Sinopec Shanghai Petrochemical Company Limited

20	Investments accounted for using the equity method (continued)

(a)	Investment in associates (continued)
The following list contains only the particulars of material associates, all of which are
unlisted
corporate
entities whose quoted market price is not available:

				Proportion of ownership interest
Name of company	Form of business structure	Place of incorporation and business	Particulars of paid- up capital ‘000	Group’s effective interest	Held by the Company	Held by a subsidiary	Principal activity
Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”) (note ii)	Incorporated	Mainland China	RMB 3,115,180	20.00%	20.00%	—	Manufacturing and distribution of chemical products
Shanghai Chemical Industry Park Development Company Limited (“Chemical Industry”)	Incorporated	Mainland China	RMB 2,372,439	38.26%	38.26%	—	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC
Shanghai Jinsen Hydrocarbon Resins Company Limited (“Jinsen”)	Incorporated	Mainland China	RMB 193,695	40.00%	—	40.00%	Production of resins products
Shanghai Azbil Automation Company Limited (“Azbil”)	Incorporated	Mainland China	RMB 24,440	40.00%	—	40.00%	Service and maintenance of building automation systems and products
Shanghai Shidian Energy Company Limited (“Shidian Energy”) (note i)	Incorporated	Mainland China	RMB 1,000,000	40.00%	—	40.00%	Electric power supply
There are no contingent liabilities relating to the Group’s
interest
in the associates.

F-8
2

Sinopec Shanghai Petrochemical Company Limited

20	Investments accounted for using the equity method (continued)

(a)	Investment in associates (continued)

i.
Pursuant to the articles of association of Shidian Energy in August 2019, Toufa agreed to make a capital contribution of
RMB
400,000 thousand to acquire 40% share of Shidian Energy. In 2022, Toufa contributed RMB80,000 thousand to Shidian Energy and the total investment amounted to RMB 400,000 thousand as at 31 December 2022 (31 December 202
0
: RMB 320,000 thousand, 31 December 2021:
RMB
320,000 thousand).

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

iii.
During the year ended 31 December 2021, the directors of the Company reviewed the carrying value of the Group’s associate and joint ventures. The entire carrying amount of the interests in an associate is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount with its carrying amount. Since the recoverable amount of investment in an associate Jinsen is lower when compared with its carrying amount, impairment loss of RMB 28,392 thousand is recognized during the year ended 31 December 2021. The recoverable amount of the investment in an associate was based on its fair value less costs to sell. The fair value was estimated with reference to the transaction price of a recent share transaction of the associate.

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

Summarized financial information of the material associates, adjusted for any differences in accounting policies, and reconciled to the carrying amounts in the consolidated financial statements, are disclosed below:
Summarized financial information for material associates
Set out below are the summarized financial information for the above associates.
Summarized statements of financial position for material associates

As at 31 December 2021	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000	Shidian Energy RMB’000
Current
– Current assets	6,066,119	4,133,397	63,192	274,697	804,470
– Current liabilities	(5,433,872)	(1,789,223)	(10,476)	(111,472)	(34,565)
Non-current
– Non-current assets	5,735,360	4,431,463	58,737	15,698	121,051
– Non-current liabilities	(66)	(619,306)	—	(7,506)	(15,827)

Net assets	6,367,541	6,156,331	111,453	171,417	875,129

Group’s effective interest	20.00%	38.26%	40.00%	40.00%	40.00%
Group’s share of net assets	1,273,508	2,355,412	44,581	68,567	350,052
Unrealized upstream and downstream transaction	(3,157)	—	—	—	(15,979)
Unentitled portion (note i)	—	(331,826)	—	—	—
Impairment loss	—	—	(28,392)	—	—

Carrying value	1,270,351	2,023,586	16,189	68,567	334,073

F-8
4

Sinopec Shanghai Petrochemical Company Limited

20	Investments accounted for using the equity method (continued)

(a)	Investment in associates (continued)

Summarized statements of financial position for material associates (continued)

As at 31 December 2022	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000	Shidian Energy RMB’000
Current
– Current assets	4,941,394	4,327,622	49,810	276,707	950,614
– Current liabilities	(8,977,030)	(1,765,771)	(17,905)	(125,216)	(38,133)
Non-current
– Non-current assets	5,683,409	4,480,448	50,360	12,338	166,068
– Non-current liabilities	(1)	(651,729)	—	(5,518)	(35,355)

Net assets	1,647,772	6,390,570	82,265	158,311	1,043,194

Group’s effective interest	20.00%	38.26%	40.00%	40.00%	40.00%
Group’s share of net assets	329,554	2,445,032	32,906	63,324	417,278
Unrealized upstream and downstream transaction	4,342	—	—	—	(12,615)
Unentitled portion (note i)	—	(329,890)	—	—	—
Impairment loss	—	—	(28,392)	—	—

Carrying value	333,896	2,115,142	4,514	63,324	404,663

Note i: Unentitled portion represented the earnings from sales of the lands injected by Government in Chemical Industry that cannot be shared by other shareholders.

F-8
5

Sinopec Shanghai Petrochemical Company Limited

20	Investments accounted for using the equity method (continued)

(a)	Investment in associates (continued)

Summarized statements of comprehensive income for material
associates

	Shanghai Secco	Chemical Industry	Jinsen	Azbil	Shidian Energy
2020	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	21,626,059	1,683,096	187,580	340,905	472,640
Post-tax profit/(loss) from continuing operations	2,412,802	404,117	(8,232)	48,264	36,696
Other comprehensive income	—	(30,089)	—	—	—

Total comprehensive income	2,412,802	374,028	(8,232)	48,264	36,696

Dividend received from the associate	473,600	32,522	—	9,200	—

F-8
6

Sinopec Shanghai Petrochemical Company Limited
20	Investments accounted for using the equity method (continued)

(a)	Investment in associates (continued)

2021	Shanghai Secco	Chemical Industry	Jinsen	Azbil	Shidian Energy
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	29,723,223	1,709,110	165,499	427,378	489,490
Post-tax profit/(loss) from continuing operations	3,125,904	396,761	(16,657)	61,711	33,269
Other comprehensive income	—	43,488	—	—	—

Total comprehensive income	3,125,904	440,249	(16,657)	61,711	33,269

Dividend received from the associate	634,341	52,225	—	19,200	—

2022	Shanghai Secco	Chemical Industry	Jinsen	Azbil	Shidian Energy
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	24,096,829	1,806,888	119,098	384,655	508,704
Post-tax (loss)/profit from continuing operations	(1,947,579)	441,369	(29,188)	46,894	28,065
Other comprehensive income	—	(62,130)	—	—	—

Total comprehensive income	(1,947,579)	379,239	(29,188)	46,894	28,065

Dividend received from the associate	554,438	55,477	—	24,000	24,000

F-8
7

Sinopec Shanghai Petrochemical Company Limited

20	Investments accounted for using the equity method (continued)

(a)	Investment in associates (continued)

Aggregate information of associates that are not individually material:

	2021	2022
	RMB’000	RMB’000
Aggregate carrying value of investments at 31 December	100,079	106,093
Aggregate amounts of the Group’s share of those associates:
Profit for the year	5,655	876

Total comprehensive income	5,655	876

Dividend received from the associate	6,670	11,650

(b)	Investment in joint ventures

	2021	2022
	RMB’000	RMB’000
As at 1 January	241,674	276,043
Addition (note i)	50,000	200,000
Share of profit	49,153	14,933
Cash dividends distribution	(64,784)	(14,215)

As at 31 December	276,043	476,761

F-8
8

Sinopec Shanghai Petrochemical Company Limited

20	Investments accounted for using the equity method (continued)

(b)	Investment in joint ventures (continued)

Details of the Group’s interest in the joint venture, which is accounted for using the equity method in the consolidated financial statements, are as follows:
The following list contains only the particulars of material joint ventures, all of the Group’s joint ventures are unlisted corporate entities whose quoted market price is not available:

Name of joint venture	Form of business structure	Place of incorporation and business	Particulars of paid-up capital ’000	Proportion of ownership interest			Principal activity
				Group’s effective interest	Held by the Company	Held by a subsidiary
Linde-SPC Gases Company Limited (“Linde”), formerly known as “BOC-SPC Gases Company Limited”)	Incorporated	Mainland China	USD 32,000	50.00%	—	50.00%	Production and sales of industrial gases
Shanghai Petrochemical Pressure Vessel Testing Center (“JYJC”)	Incorporated	Mainland China	RMB 10,000	50.00%	—	50.00%	Providing inspection and testing service
Shanghai Petrochemical Yangu Gas Development Company Limited (“Yangu Gas”)	Incorporated	Mainland China	USD 10,560	50.00%	—	50.00%	Production and sales of industrial gases
Shanghai Jinshan Baling New Materials Co., Ltd. (“Baling Materials”) (note i) (“Linde”), formerly known as “BOC-SPC Gases Company Limited”)	Incorporated	Mainland China	RMB 500,000	50.00%	—	50.00%	Production and sales of new styrene thermoplastic elastomer materials

9

Sinopec Shanghai Petrochemical Company Limited

20	Investments accounted for using the equity method (continued)

(b)	Investment in joint ventures (continued)

i.
In September 2021, Sinopec Baling Petrochemical Co., Ltd and the Company jointly established Baling
Materials
, the Company agreed to make cash contribution of RMB 400,000 thousand to acquire 50% share of Baling Materials. In 2022, the Group made new investment of RMB 200,000 thousand into Barling Materials. As at 31 December 2022, the Company has made a paid-up
capital contribution of RMB 250,000 thousand.

Summarized financial information for joint ventures
Set out below are the summarized financial information for joint ventures which are accounted for using the equity method.
Summarized statements of financial position for joint ventures

As at 31 December 2021

	Linde RMB’000	JYJC RMB’000	Yangu Gas RMB’000	Baling Materials RMB’000
Current
Cash and cash equivalents	226,860	16,914	72,916	6,062
Other current assets (excluding cash)	74,652	5,065	11,149	28,418

Total current assets	301,512	21,979	84,065	34,480
Total current liabilities	(62,356)	(3,356)	(3,262)	—

Non-current
Total non-current assets	109,366	1,577	19,034	65,520
Total non-current liabilities	(16,303)	—	—	—

Net assets	332,219	20,200	99,837	100,000

Group’s effective interest	50%	50%	50%	50%
Interest in joint ventures	166,110	10,100	49,919	50,000
Unrealized downstream transactions	(86)	—	—	—

Carrying value	166,024	10,100	49,919	50,000

As at 31 December 2022

	Linde	JYJC	Yangu Gas	Baling Materials
	RMB’000	RMB’000	RMB’000	RMB’000
Current
Cash and cash equivalents	237,902	11,482	62,639	13,948
Other current assets (excluding cash)	73,026	9,167	6,423	60,243

Total current assets	310,928	20,649	69,062	74,191
Total current liabilities	(32,670)	(2,437)	(2,392)	(153,952)

Non-current
Total non-current assets	92,325	1,478	13,765	626,761
Total non-current liabilities	(17,016)	—	—	(47,000)

Net assets	353,567	19,690	80,435	500,000

Group’s effective interest	50%	50%	50%	50%
Interest in joint ventures	176,784	9,845	40,218	250,000
Unrealized downstream transactions	(86)	—	—	—

Carrying value	176,698	9,845	40,218	250,000

F-
9
0

Sinopec Shanghai Petrochemical Company Limited

20	Investments accounted for using the equity method (continued)

(b)	Investment in joint ventures (continued)

Summarized statements of comprehensive income for joint ventures
The information above reflects the amounts presented in the financial statements of the joint ventures (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the joint ventures.
2020

	Linde	JYJC	Yangu Gas
	RMB’000	RMB’000	RMB’000
Revenue	420,160	21,674	58,463
Depreciation and amortization	(45,756)	(350)	(8,313)
Interest income	2,246	304	1,483
Interest expense	—	—	—
Profit from continuing operations	108,677	2,279	1,830
Income tax expenses	(26,290)	(177)	—
Post-tax profit from continuing operations	82,387	2,102	1,830
Other comprehensive income	—	—	—

Total comprehensive income	82,387	2,102	1,830

Dividend received from joint venture	38,234	1,049	1,000

2021

	Linde	JYJC	Yangu Gas	Baling Materials
	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	428,971	27,190	60,222	—
Depreciation and amortization	(44,307)	(386)	(5,162)	—
Interest income	3,489	304	1,516	—
Profit from continuing operations	116,768	2,250	4,144	—
Income tax (expenses)/benefits	(29,316)	1,125	—	—
Post-tax profit from continuing operations	87,452	3,375	4,144	—
Other comprehensive income	—	—	—	—

Total comprehensive income	87,452	3,375	4,144	—

Dividend received from joint venture	63,044	940	800	—

F-9
1

Sinopec Shanghai Petrochemical Company Limited

20	Investments accounted for using the equity method (continued)

(b)	Investment in joint ventures (continued)

Summarized statements of comprehensive income for joint
ventures
(continued)
2022

	Linde	JYJC	Yangu Gas	Baling Materials
	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	375,795	25,129	26,091	—
Depreciation and amortization	(20,902)	(341)	(8,061)	—
Interest income	4,799	351	1,029	—
Profit/ (loss) from continuing operations	58,338	1,996	(15,802)	—
Income tax expenses	(14,590)	(76)	—	—
Post-tax profit/ (loss) from continuing operations	43,748	1,920	(15,802)	—
Other comprehensive income	—	—	—	—

Total comprehensive income	43,748	1,920	(15,802)	—

Dividend received from joint venture	11,200	1,215	1,800	—

(c)
For the year ended December 31, 2022, equity method investments held by the Company in aggregate have met the significance criteria as defined under Rule 4-08(g) of Regulation S-X. Shanghai Secco was deemed a significant equity investee for the fiscal years ended December 31, 2020 and a non-significant equity investee for the fiscal years ended December 31, 2021 and December 31, 2022 under Rule 3-09 of Regulation S-X. As such, the financial statements of Shanghai Secco required by Rule 3-09 of Regulation S-X are provided as Exhibit 99.1 to this Annual Report on Form 20-F. Financial information for the Company’s equity method investments other than Shanghai Secco are summarized as a group as follow:

	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Revenue	4,548,574	4,863,742	3,759,076
Gross profit	825,799	828,183	670,678
Profit from continuing operations	753,799	798,867	670,678
Profit after taxation	593,211	586,612	512,758
Profit after taxation attributable to the Group	243,953	240,882	208,401

	As of 31 December 2022
	2021	2022
	RMB’000	RMB’ 000
Current assets	6,083,530	6,436,238
Non-current assets	5,000,852	5,909,304
Current liabilities	(2,086,793)	(2,185,434)
Non-current liabilities	(707,374)	(978,325)
Non-controlling interests	1,508,175	1,578,714

F-9
2

Sinopec Shanghai Petrochemical Company Limited

21	Inventories

(a)	Inventories in the consolidated statements of financial position comprise:

	As at 31 December 2021			As at 31 December 2022
	Gross carrying amount	Provision for diminution in value of inventories	Carrying amount	Gross carrying amount	Provision for diminution in value of inventories	Carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Raw materials	4,391,555	(13,406)	4,378,149	5,700,215	(26,491)	5,673,724
Work in progress	795,791	(105,450)	690,341	756,007	(237,959)	518,048
Finished goods	709,990	(45,950)	664,040	1,096,623	(182,035)	914,588
Spare parts and consumables	249,456	(58,461)	190,995	246,161	(58,461)	187,700

	6,146,792	(223,267)	5,923,525	7,799,006	(504,946)	7,294,060

(b)	The analysis of the amount of inventories recognized as expenses and included in profit or loss is as follows:
The cost of inventories recognized in Cost of sales amounted to RMB72,419,098 thousand for the year ended 31 December 2022 (2020: RMB53,622,798 thousand, 2021: RMB
70,704,868 thousand) which excluded an inventory provision of RMB 525,269 thousand (2020: RMB220,888 thousand, 2021: RMB
150,883 thousand).
For the year ended 31 December 2022, the Group sold certain finished goods and utilized certain spare parts and consumables which were previously provided for. The related provision of RMB243,590 thousand was reversed and included in cost of sales in the consolidated statement of profit or loss (2020: RMB147,817 thousand, 2021: RMB
156,149 thousand).

F-9
3

Sinopec Shanghai Petrochemical Company Limited

22	Trade and other receivables

	As at 31 December 2021	As at 31 December 2022
	RMB’000	RMB’000

Trade receivables	79,413	72,110
Less: loss allowance	(1,988)	(2,759)

	77,425	69,351
Amounts due from related parties excluded prepayments and bills receivable (*)	1,153,111	2,583,289
Less: loss allowance (*)	—	(2,802)

Total trade receivables	1,230,536	2,649,838

Other receivables	47,737	109,440
Less: loss allowance	(140)	(1,933)

	47,597	107,507

Financial assets measured at amortized cost	1,278,133	2,757,345

Amounts due from related parties - prepayments (*)	34,220	58,496
Amounts due from related parties - bills receivables (*) (note 25)	25,000	—

	1,337,353	2,815,841

Amounts due from related parties (summary of *)	1,212,331	2,638,983
All of the trade and other receivables are expected to be recovered or recognized as expenses within one year.
Amounts due from related parties mainly represent trade-related balances, unsecured in nature and bear no interest.
The aging analysis based on invoice date of trade receivables and amounts due from related parties excluded prepayments and bills receivable (net of allowance for doubtful debts) is as follows:

	As at 31 December 2021	As at 31 December 2022
	RMB’000	RMB’000

Within one year	1,230,360	2,649,673
Over one year but within two years	27	165
Over two years	149	—

	1,230,536	2,649,838

F-9
4

Sinopec Shanghai Petrochemical Company Limited

22	Trade and other receivables (continued)
Movements in the loss allowance account in respect of trade and other receivables during the period is as follows:

	Years ended 31 December
	2021	2022
	RMB’000	RMB’000
Balance at 1 January	773	2,128
Impairment losses recognized during the year	1,355	5,366

Balance at 31 December	2,128	7,494

As at 31 December 2021 and 31 December 2022, no trade receivable was pledged as collateral.
Sale to third parties is generally on cash basis or on letter of credit. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

23	Cash and cash equivalents

(a)	Cash and cash equivalents comprise:

	As at	As at
	31 December 2021	31 December 2022
	RMB’000	RMB’000
Cash deposits with a related party (note i)	3,243	—
Cash at bank and on hand	5,108,767	889,413

Cash and cash equivalents in the consolidated statements of financial position	5,112,010	889,413

i.	Cash deposits with a related party were cash deposits at Sinopec Finance Company Limited (“Sinopec Finance”).

F-9
5

Sinopec Shanghai Petrochemical Company Limited

23	Cash and cash equivalents (continued)

(b)	Cash generated from / (used in) cash

Reconciliation of profit/(loss)
before
taxation to cash generated from
operations

	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Profit/(loss) before taxation	590,778	2,721,086	(3,573,654)
Adjustments items:
Interest income from time deposits with maturity more than 3 months	(339,505)	(424,696)	(410,652)
Share of (profits)/losses of investments accounted for using the equity method	(724,740)	(874,285)	173,616
Net losses/(gains) on foreign exchange option contracts and commodity swaps contracts not qualifying as hedges	376	(18,846)	27,851
Gains from structured deposits	(114,283)	(97,921)	(11,124)
Gains from entrusted loan receivables	—	—	(2,704)
Losses on sale of FVOCI	9,513	4,685	3,148
Interest expense	64,169	94,186	98,502
Foreign exchange losses/(gains)	5,514	1,861	(15,320)
Depreciation of property, plant and equipment	1,553,039	1,621,459	1,494,176
Depreciation of investment property	15,184	15,325	15,323
Depreciation of right-of-use assets	32,653	34,307	32,918
Amortization of other non-current assets	226,263	294,617	270,881
Impairment loss on property, plant and equipment	87,570	587,622	286,260
Impairment loss on investment accounted for using the equity method	—	28,392	—

Losses / (gains) on disposal of property, plant and equipment and other long-term assets-net	1,212	(48,671)	26,767

Profit/(loss) on operation before change of working capital	1,407,743	3,939,121	(1,584,012)
Decrease/(increase) in inventories	2,865,687	(2,034,779)	(1,370,535)
Decrease in operation receivables	308,333	49,586	511,325
Decrease in operation payables	(1,008,800)	(70,235)	(4,673,853)
(Decrease)/increase in balances to related parties – net	(1,577,876)	2,527,960	156,341

Cash generated from/(used in) operations	1,995,087	4,411,653	(6,960,734)

F-9
6

Sinopec Shanghai Petrochemical Company Limited

23	Cash and cash equivalents (continued)

(c)	Reconciliation of liabilities arising from financing activities

	Borrowings	Lease liabilities	Short-term bonds	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at 31 December 2020 and 1 January 2021	1,548,000	12,471	3,017,811	4,578,282
Changes from financing cash flows:
Proceeds from new bank loans	14,163,132	—	—	14,163,132
Repayment of bank loans	(13,451,332)	—	—	(13,451,332)
Proceeds from short-term bonds	—	—	5,998,899	5,998,899
Repayments of short-term bonds	—	—	(9,000,000)	(9,000,000)
Principal elements of lease payments	—	(17,544)	—	(17,544)

Total changes from financing cash flows	711,800	(17,544)	(3,001,101)	(2,306,845)
Other changes:
Addition of lease liabilities	—	9,686	—	9,686
Issuance costs on short-term bonds	—	—	1,101	1,101
Interest expense	—	—	28,340	28,340
Others	—	—	(46,151)	(46,151)

Total other changes	—	9,686	(16,710)	(7,024)
As at 31 December 2021 and 1 January 2022	2,259,800	4,613	—	2,264,413

Changes from financing cash flows:
Proceeds from new bank loans	19,485,000	—	—	19,485,000
Repayment of bank loans	(19,494,800)	—	—	(19,494,800)
Proceeds from short-term bonds	—	—	5,000,000	5,000,000
Repayments of short-term bonds	—	—	(5,000,000)	(5,000,000)
Principal elements of lease payments	—	(13,069)	—	(13,069)

Total changes from financing cash flows	(9,800)	(13,069)	—	(22,869)

Other changes:
Addition of lease liabilities	—	24,707	—	24,707

Total other changes	—	24,707	—	24,707

As at 31 December 2022	2,250,000	16,251	—	2,266,251

F-9
7

Sinopec Shanghai Petrochemical Company Limited

23	Cash and cash equivalents (continued)

(d)	Total cash outflow for leases
Amounts included in the consolidated statements of cash flows for leases comprise the following:

	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Within operating cash flows	(4,618)	(6,938)	(14,774)
Within financing cash flows	(15,586)	(17,544)	(13,069)

	(20,204)	(24,482)	(27,843)

These amounts relate to the following:

	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Lease rentals paid	(20,204)	(24,482)	(27,843)

24	Time deposits with banks

	As at 31 December
	2021	2022
	RMB’000	RMB’000
T ime deposits with maturity less than one year	7,386,607	3,108,919
Time deposits with maturity more than one year	5,581,435	3,389,559

	12,968,042	6,498,478

As at 31 December 2022, interest rates of time deposits with maturity less than one year ranged from 3.85% to 4.13% per annum (31 December 2021: 3.40% to 3.50% per annum), which were presented as current assets. Time deposits with maturity of more than one year were time deposits of three or five years with the interest rates from 3.55% to 4.20% per annum, which were presented as non-current
assets in the consolidated statement of financial position (31 December 2021: 3.45% to 4.20% per annum).

F-9
8

Sinopec Shanghai Petrochemical Company Limited

25	Financial assets at fair value through other comprehensive income

	As at 31 December
	2021	2022
	RMB’000	RMB’000
Trade and bills receivable (i)
- Amounts due from related parties (note 22)	25,000	—
- Others	1,047,690	582,354

	1,072,690	582,354
Equity investments	5,000	5,000

	1,077,690	587,354

(i)
As at 31 December 2021 and 2022, certain trade receivables and bills receivable were classified as financial
assets at FVOCI, as the Group’s business model is achieved both by collecting contractual cash flows and selling of these assets.

(ii)
As at 31 December 2022, the Group discounted certain bank acceptance bills to banks for cash proceeds and endorsed certain bank acceptance bills to suppliers on a full recourse basis for settling trade payables of the same amount. The Group has derecognized these bills receivable and the payables to suppliers in their entirety. These derecognized bank acceptance bills had a maturity date less than twelve months from the end of the reporting period. In the opinion of the directors, the Group has transferred substantially all the risks and rewards of ownership of these bills to its suppliers, and the Group has limited exposure in respect of the settlement obligation of these bills receivable under the relevant PRC rules and regulations should the issuing banks fail to settle the bills on maturity date. The Group considered the issuing banks of the bills are of good credit rating and the non-settlement
of these bills by the issuing banks on maturity is not probable.

As at 31 December 2022, the Group’s maximum exposure to loss and undiscounted cash outflow, which is the same as the amounts payable by the Group to banks or suppliers in respect of the discounted bills and endorsed bills, should the issuing banks fail to settle the bills on maturity date, amounted to RMB 196,667 thousand and RMB 178,369 thousand respectively.

9

Sinopec Shanghai Petrochemical Company Limited

26	Borrowings

	As at 31 December 2021	As at 31 December 2022
	RMB’000	RMB’000
Credit loans due within one year
- Short term bank loan	1,559,800	1,550,000

Credit loans due over one year but within three years
- Long-term borrowing from a related party (note 3 2 (c))	700,000	700,000

	2,259,800	2,250,000

(a)	The analysis of the repayment schedule of borrowings are as follows:

	2021	2022
	RMB’000	RMB’000
Within 1 year or on demand	1,559,800	1,550,000

Over one year but within two years	—	700,000
Over two years but within three years	700,000	—

	2,259,800	2,250,000

The weighted average interest rate for the Group’s short-term bank loan was 2.35
% as at 31 December 2022 (2020: 2.79%, 2021:
2.74%). The interest rate of the Group’s long-term borrowings was 1.08
% as at 31 December 2022 (2020: Nil, 2021:
1.08%).
As at 31 December 2021 and 31 December 2022, no borrowings were secured by property, plant and equipment .

F-

Sinopec Shanghai Petrochemical Company Limited

27	Trade and other payables

	As at 31 December
	2021	2022
	RMB’000	RMB’000
Trade payables	1,527,706	1,818,453
Bills payable	562,593	24,951
Amounts due to related parties exclude advances received (*)	4,910,255	7,877,323

	7,000,554	9,720,727

Dividends payable	30,577	31,631
Construction payable	487,283	831,422
Accrued expenses	400,391	143,299
Other liabilities	87,144	76,778

	1,005,395	1,083,130

Financial liabilities measured at amortized cost	8,005,949	10,803,857
Amounts due to related parties – advances received (*)	6,275	10,486
Amounts due to related parties – measured at fair value through profit or loss (FVPL) (*) (note i)	1,388,286	—

	9,400,510	10,814,343

Total amount due to related parties (summary of *)	6,304,816	7,887,809
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
As at 31 December 2021 and 31 December 2022, all trade and other payables of the Group were non-interest
bearing, and their fair value, approximated their carrying amounts due to their short maturities.
Majority of amount due to related parties were trade payable for purchasing crude oil from related parties .

F-10
1

Sinopec Shanghai Petrochemical Company Limited

27	Trade and other payables (continued)
As at 31 December 2021 and 31 December 2022, the ageing analysis of the trade payables (including amounts due to related parties of trading in nature) and bills payable based on invoice date were as follows:

	As at 31 December
	2021	2022
	RMB’000	RMB’000
Within one year	6,990,653	9,708,441
Over one year within two years	9,527	2,524
Over two years	374	9,762

	7,000,554	9,720,727

28	Contract liabilities

	As at 31 December
	2021	2022
	RMB’000	RMB’000
Contract liabilities	424,607	372,760

The contract liabilities of the Group are advance for goods from customers. Related performance obligations are expected to be satisfied and revenue is recognized within one year. Revenue amounted to RMB
424,607
 thousand has been recognized in the current year relates to carried-forward contract liabilities (2020: RMB 579,750 thousand, 2021: RMB
495,404
thousand).

29	Deferred income

	2021	2022
	RMB’000	RMB’000
As at 1 January	13,433	12,720
Additions	—	34,623
Amortization	(713)	(2,735)

As at 31 December	12,720	44,608

30	Share capital

(i)	Issued share captial

	Number of shares	Amount
	’000	RMB’000
As at 31 December 2021, 1 January 2022 and 31 December 2022
Registered, issued and fully paid:
Ordinary A shares listed in PRC	7,328,814	7,328,814
Foreign invested H shares listed overseas	3,495,000	3,495,000

Total	10,823,814	10,823,814

(ii)	Purchase of own shares
During the year, the Company repurchased its own ordinary shares on the Stock Exchange of Hong Kong Limited as follows:

Month/year	Number of shares repurchased	Highest price paid per share	Lowest price paid per share	Aggregate price paid
		HKD	HKD	RMB’000

October 2022	4,956,000	1.10	1.03	4,883
November 2022	15,866,000	1.26	1.04	16,299
December 2022	3,706,000	1.39	1.25	4,507

	24,528,000			25,689

The Company repurchased 24,528,000 H shares for an aggregate consideration of RMB 25,689 thousand. In February 2023, the Company has completed the cancellation procedures for all the repurchased own shares.

F-10
2

Sinopec Shanghai Petrochemical Company Limited

31	Reserves

	Legal surplus	Capital surplus	Surplus reserve	Other reserve	Hedging reserve	Share premium	Safety production fund	Treasury shares	Retained earnings	Total
	(note(a))	(note(b))	(note(c))	(note(d))	(note 3.1(a))	(note(e))	(note(f))	(note 30(ii))	(note(g))
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2021	4,072,476	13,739	101,355	6,326	—	106,846	145,597	—	13,927,837	18,374,176
Total comprehensive income for the year attributable to shareholders of the Company	—	—	—	16,639	125,159	—	—	—	2,073,431	2,215,229
Amounts transferred from hedging reserve to initial carrying amount of hedged items	—	—	—	—	(88,699)	—	—	—	—	(88,699)
Dividends declared and approved in respect of previous year	—	—	—	—	—	—	—	—	(1,082,381)	(1,082,381)
Transfer to legal surplus	2,498,808	—	—	—	—	—	—	—	(2,498,808)	—
Appropriation of safety production fund	—	—	—	—	—	—	40,729	—	(40,729)	—
Balance at 31 December 2021 and 1 January 2022	6,571,284	13,739	101,355	22,965	36,460	106,846	186,326	—	12,379,350	19,418,325

Total comprehensive income for the year attributable to shareholders of the Company	—	—	—	(23,771)	201,519	—	—	—	(2,846,156)	(2,668,408)
Amounts transferred from hedging reserve to initial carrying amount of hedged items	—	—	—	—	(237,979)	—	—	—	—	(237,979)
Dividends declared and approved in respect of previous year	—	—	—	—	—	—	—	—	(1,082,381)	(1,082,381)
Purchase of own shares	—	—	—	—	—	—	—	(25,689)	—	(25,689)
Appropriation of safety production fund	—	—	—	—	—	—	54,092	—	(54,092)	—

Balance at 31 December 2022	6,571,284	13,739	101,355	(806)	—	106,846	240,418	(25,689)	8,396,721	15,403,868

F-10
3

Sinopec Shanghai Petrochemical Company Limited

31	Reserves (continued)
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
In accordance with PRC rules and regulations, the Company has set aside RMB6,571,284 thousand of legal surplus as of 31 December 2022.
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

F-10
4

Sinopec Shanghai Petrochemical Company Limited

32	Related-party transactions
The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company
China International United Petroleum & Chemicals Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Chemical Sales Company Limited	Subsidiary of the ultimate parent company
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the ultimate parent company
Petro-cyberworks Information Technology Co., Ltd.	Subsidiary of the ultimate parent company
Lianhua (Ningbo) International Logistics Co., Ltd.	Subsidiary of the ultimate parent company
Zhongke (Guangdong) Refining & Chemical Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Marketing Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Fuel Oil Sales Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Lubricant Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Yangzi Petrochemical Co., Ltd.	Subsidiary of the ultimate parent company
China Petrochemical International (Beijing) Company Limited	Subsidiary of the ultimate parent company
Sinopec Catalysts Co., Ltd.	Subsidiary of the ultimate parent company
China Petrochemical International (Shanghai) Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Beijing Research Institute of Chemical Industry	Subsidiary of the ultimate parent company
China Petrochemical International (Ningbo) Co., Ltd.	Subsidiary of the ultimate parent company
Zhoushan Shihua Crude Oil Terminal Co., Ltd.	Subsidiary of the ultimate parent company
Dalian Sinopec Material Equip Company	Subsidiary of the ultimate parent company
Sinopec Material & Equipment (East China) Co., Ltd.	Subsidiary of the ultimate parent company
China Petrochemical International (Nanjing) Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Honeywell (Tianjin) Company Limited	Subsidiary of the ultimate parent company
China Petrochemical International (Wuhan) Co., Ltd.	Subsidiary of the ultimate parent company
China Petrochemical International Co., Ltd.	Subsidiary of the ultimate parent company
China Petrochemical Refinery Sales Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd.	Subsidiary of the ultimate parent company
China Petrochemical International (Tianjin) Co., Ltd.	Subsidiary of the ultimate parent company
Ningbo East sea Line fan Technology Company Limited	Subsidiary of the ultimate parent company
Sinopec Petroleum & Chemical Scientific Research Institute Dadi Company	Subsidiary of the ultimate parent company
Sinopec Shanghai Research Institute of Petrochemical Technology	Subsidiary of the ultimate parent company
Sinopec Lubricating Oil Shanghai Research Institute Company Limited	Subsidiary of the ultimate parent company
Dalian Furuipu Technology Co., Ltd.	Subsidiary of the ultimate parent company
Nantong Donghai Petrochemical Co., Ltd.	Subsidiary of the ultimate parent company
China Petroleum and Chemical Corporation Qingdao Security Engineering Research Institute	Subsidiary of the ultimate parent company
Sinopec (Shanghai) Energy Trade Co., Ltd.	Subsidiary of the ultimate parent company
Storage and Transportation Installation Company of Ningbo Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Chemical Commercial Holding (Hong Kong) Company Limited	Subsidiary of the ultimate parent company
Sinopec Yizheng Chemical Fibre Limited Liability Company	Subsidiary of the ultimate parent company
Fujian Gulei Petrochemical Company Limited	Subsidiary of the ultimate parent company
Sinopec China East Chemical Sales Co., Ltd.	Subsidiary of the ultimate parent company

F-10
5

Sinopec Shanghai Petrochemical Company Limited

32	Related-party transactions (continued)

Names of related parties	Relationship with the Company
Unipec Singapore	Subsidiary of the ultimate parent company
China Yanshan United Foreign Trade Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Chemical Commercial Holding (Wuhan) Company Limited	Subsidiary of the ultimate parent company
Nanjing Yangzi Petrol-chemical Industry Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Baling Petrochemical Co., Ltd.	Subsidiary of the ultimate parent company
Shengli Oil Field Exploration and Development Research Institute	Subsidiary of the ultimate parent company
Shanghai Lide Catalyst Co., Ltd.	Subsidiary of the ultimate parent company
Ypc-gpro (Nanjing) Rubber Co., Ltd.	Subsidiary of the ultimate parent company
Fujian Refining & Petrochemical Company Limited	Subsidiary of the ultimate parent company
Sinopec Dalian (Fushun) Research Institute of Petroleum and Petrochemicals	Subsidiary of the ultimate parent company
Sinopec Jianghan Salt Chemical Hubei Co., Ltd.	Subsidiary of the ultimate parent company
Yipaike Business Factoring Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Great Wall Energy and Chemical (Ningxia) Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec (Shenzhen) E-Commerce Company Limited	Subsidiary of the ultimate parent company
Sinopec Research Institute of Safety Engineering	Subsidiary of the ultimate parent company
Ningbo Minggang Gas Company Limited	Subsidiary of the ultimate parent company
Sinopec Zhongyuan Petrol-Chemical Industry Co., Ltd.	Subsidiary of the ultimate parent company
Epec E-commerce Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Oil Refining and Marketing (Shanghai) Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Chemical Sales (Guangdong) Co., Ltd.	Subsidiary of the ultimate parent company
Unipec (Qingdao) International Logistics Company Limited	Subsidiary of the ultimate parent company

F-10
6

Sinopec Shanghai Petrochemical Company Limited

32	Related-party transactions (continued)

Names of related parties	Relationship with the Company
Qingdao Zhonghua Sunshine Management System Certification Center	Subsidiary of the ultimate parent company
Zhejiang Baling Hengyi Caprolactam Limited Company	Joint venture of the ultimate parent company
Shanghai Sinopec Mitsui Chemicals, Co., Ltd .	Joint venture of the ultimate parent company
Basf-ypc Company Limited	Joint venture of the ultimate parent company
Shanghai Changshi Shipping Co., Ltd.	Associate of the ultimate parent company
Shanghai KSD Bulk Solids Engineering Co., Ltd.	Associate of the ultimate parent company
Basf Gao-Qiao Performance Chemicals (Shanghai) Company Limited	Associate of the ultimate parent company
Sinopec Chemical Commercial Holding (Singapore) Pte. Ltd .	Subsidiary of the immediate parent company
Sinopec Finance Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company
Sinopec Nanjing Chemical Research Institute Co., Ltd.	Subsidiary of the immediate parent company
China Economy Phulishing House Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Publishing House Co., Ltd.	Subsidiary of the immediate parent company
Sinopec International Travel Service Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Assets Management Co., Ltd.	Subsidiary of the immediate parent company
Ningbo Engineering Company of Sinopec	Subsidiary of the immediate parent company
Sinopec Shared Service Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Petroleum Engineering Geophysics Ltd.	Subsidiary of the immediate parent company
Sinopec Baichuan Economic and Trade Company	Subsidiary of the immediate parent company
Sinopec Group Jiangsu Petroleum Exploration Bureau Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Newspaper Office	Subsidiary of the immediate parent company
Sinopec Energy Saving Technology Service Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Group Economic and Technology Research Institute Co., Ltd.	Subsidiary of the immediate parent company

F-10
7

Sinopec Shanghai Petrochemical Company Limited

32	Related-party transactions (continued)

Names of related parties	Relationship with the Company
Beijing Petro-Chemical Construction Consulting Co., Ltd.	Subsidiary of the immediate parent company
China Economicbooks Co., Ltd.	Subsidiary of the immediate parent company
Petrol-Chemical Industry Management Cadre College	Subsidiary of the immediate parent company
Sinopec Engineering Quality Supervision Terminal	Subsidiary of the immediate parent company
Sinopec Group Shanghai Training Center Ltd.	Subsidiary of the immediate parent company
Sinopec Beijing Yanshan Petrochemical Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Zhongyuan Petroleum Exploration Bureau Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Shengli Petroleum Administration Co., Ltd.	Subsidiary of the immediate parent company
The Fourth Construction Company of Sinopec	Subsidiary of the immediate parent company
Sinopec Tending Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Shanghai Engineering Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Engineering Incorporation	Subsidiary of the immediate parent company
Sinopec Engineering Quality Monitoring Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Engineering(Group)Co.,Ltd.	Subsidiary of the immediate parent company
National Petrochemical Project Risk Assessment Technology Center	Subsidiary of the immediate parent company
The Tenth Construction Company of Sinopec	Subsidiary of the immediate parent company
The Fifth Construction Company of Sinopec	Subsidiary of the immediate parent company
Shanghai Petrochemical Machinery Manufacturing Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Nanjing Engineering Company Limited	Subsidiary of the immediate parent company
Sinopec Luoyang Engineering Company Limited	Subsidiary of the immediate parent company
Jiangsu Jinling Opta Polymer Company Limited	Subsidiary of the immediate parent company
Shanghai Petro-Chemical Haidi Administration Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Sichuan Uinylon Works	Subsidiary of the immediate parent company
China Petrochemical Corp. Nanjing Chemistry Industrial Co., Ltd.	Subsidiary of the immediate parent company

F-10
8

Sinopec Shanghai Petrochemical Company Limited

32	Related-party transactions (continued)

Names of related parties	Relationship with the Company
Sinopec Group International Petroleum Exploration And Production Limited	Subsidiary of the immediate parent company
Sinopec Consulting Company Limited	Subsidiary of the immediate parent company
China Petrochemical Corp. Engineering Ration Management Station	Subsidiary of the immediate parent company
Beijing Victory Hotel Company Limited	Subsidiary of the immediate parent company
Maoming Shihua Dongcheng Chemical Co., Ltd.	Subsidiary of the immediate parent company
Yihua Tory Polyester Film Company Limited	Joint venture of the immediate parent company
China Sinopec Pipeline Storage and Transportation Co., Ltd.	Associate of the immediate parent
Yihua Bonar Yarns and Fabrics Co., Ltd.	Associate of the immediate parent
Unipec Singapore	Subsidiary of the immediate parent company
Unipec America, Inc	Subsidiary of the immediate parent company
Sinopec Japan Company Limited	Subsidiary of the immediate parent company
Rizhao Shihua Crude Oil Terminal Co., Ltd.	Joint venture of the ultimate parent company
Sinopec Europe Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding (North America), Inc.	Subsidiary of the immediate parent company
Sinopec International (Australia) Pty. Ltd.	Subsidiary of the immediate parent company
Sinopec Easy Joy sales CO., Ltd.	Subsidiary of the immediate parent company
Sinopec National Petrochemical Project Risk Assessment Technology Center Co., Ltd.	Subsidiary of the immediate parent company
Sinopec International (Russia) Pty. Ltd.	Subsidiary of the immediate parent company
Sinopec Jianghan Petroleum Administration Co., Ltd.	Subsidiary of the ulitimate parent company
Sinopec America Company Limited	Subsidiary of the ulitimate parent company
Sinopec (Beijing) Chemical Research Institute Co., Ltd.	Subsidiary of the ulitimate parent company
Sinopec-Sk(Wuhan)Petrochemical Co., Ltd.	Subsidiary of the ulitimate parent company
Shanghai Petroleum&Natural Gas General Co., Ltd.	Associate of the ultimate parent company
Beijing Heyuan Jingyi Hotel Co., Ltd.	Subsidiary of the ulitimate parent company
Sinopec Henan Oilfield Training Center	Subsidiary of the ulitimate parent company
Sinopec Jiangsu Petroleum Exploration Bureau Co., Ltd. Training Center	Subsidiary of the ulitimate parent company
Sinopec Capital Co., Ltd.	Subsidiary of the ulitimate parent company
The following is a summary of significant balances and transactions between the Group and its related parties
except for the dividends payable as disclosed in note 33.

9

Sinopec Shanghai Petrochemical Company Limited

32	Related-party transactions (continued)

(a)	Most of the transactions undertaken by the Group during the year ended 31 December 2022 have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.
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
Transactions between the Group and Sinopec Corp, its subsidiaries and joint ventures during the years ended 31 December 2020, 2021 and 2022 were as follows :

	2020 RMB’000	2021 RMB’000	2022 RMB’000
Sales of petroleum products	39,879,549	47,201,755	44,392,225
Sales other than petroleum products	6,790,568	9,439,546	8,194,827
Purchases of crude oil	27,934,926	35,371,820	46,790,433
Purchases other than crude oil	9,937,862	9,008,147	7,544,094
Commission expense	104,598	110,552	90,341
Rental income	32,829	34,475	34,088

F-1
10

Sinopec Shanghai Petrochemical Company Limited

32	Related-party transactions (continued)

(b)	Other transactions between the Group and Sinopec Group and its subsidiaries, associates and joint ventures of the Group during the years ended 31 December 2020, 2021 and 2022 were as follows:

	2020 RMB’000	2021 RMB’000	2022 RMB’000
Sales of goods and service fee income
- Sinopec Group and its subsidiaries	14,870	36,683	19,450
- Associates and joint ventures of the Group	2,019,997	4,248,658	3,171,835

	2,034,867	4,285,341	3,191,285

Purchases
- Sinopec Group and its subsidiaries	832,617	2,830,256	1,870,287
- Associates and joint ventures of the Group	3,648,664	4,425,698	2,411,552

	4,481,281	7,255,954	4,281,839

Insurance premium expenses
- Sinopec Group and its subsidiaries	107,495	108,850	109,597

Addition to right-of-use assets
- Sinopec Group and its subsidiaries	2,267	1,388	20,023

Interest expense of lease liabilities
- Sinopec Group and its subsidiaries	205	247	787
- Joint ventures of the Group	8	24	17

	213	271	804

Interest expens e
- Sinopec Finance	—	2,835	7,665

Interest income
- Sinopec Finance	2,088	824	213
- Joint ventures of the Group	—	—	2,704

	2,088	824	2,917

Construction and installation cost
- Sinopec Group and its subsidiaries	233,591	785,216	812,516

Rental income
- Associates and joint ventures of the Group	15,577	14,930	14,032
- Sinopec Group and its subsidiaries	464	464	427

	16,041	15,394	14,459

Long-term borrowings
- Sinopec Finance	—	700,000	—

The directors of the Company are of the opinion that the transactions with Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group as disclosed in notes 3
2
(a) and 3
2
(b) were conducted in the ordinary course of business, on normal commercial terms and in accordance with the agreements governing such transactions.

F-11
1

Sinopec Shanghai Petrochemical Company Limited

32	Related-party transactions (continued)

(c)
The relevant amounts due from/to Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group, arising from purchases, sales and other transactions as disclosed in notes 3
2
(a) and 3
2
(b), are summarized as follows:

	As at 31 December 2021	As at 31 December 2022
	RMB’000	RMB’000
Amounts due from related parties
- Sinopec Corp., its subsidiaries and joint ventures	1,184,117	2,593,908
- Associates and joint ventures of the Group	28,214	45,075

	1,212,331	2,638,983

Amounts due to related parties
- Sinopec Corp., its subsidiaries and joint ventures	4,475,992	6,569,219
- Sinopec Group and its subsidiaries	1,672,439	1,232,589
- Associates and joint ventures of the Group	156,385	86,001

	6,304,816	7,887,809

Lease liabilities
- Sinopec Group and its subsidiaries	992	12,714
- Joint ventures of the Group	435	290

	1,427	13,004

Cash deposits, maturing within three months
- Sinopec Finance (note d)	3,243	—

Long-term borrowings
- Sinopec Finance	700,000	700,000

(d)	As at 31 December 2021, cash deposits at Sinopec Finance were charged at an interest rate of 0.35 % per annum.
Except for cash deposits at Sinopec Finance and long-term borrowings from Sinopec Finance, the balances with related parties as above are unsecured, interest-free and repayable on demand.

F-11
2

Sinopec Shanghai Petrochemical Company Limited

32	Related-party transactions (continued)

(e)	Key management personnel compensation, post-employment benefit plans and share options
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key personnel compensations are as follows:

	Years ended 31 December
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Short-term employee benefits	9,859	11,866	13,667
Post-employment benefits	441	551	639

	10,300	12,417	14,306

(f)	Transactions with other state-owned entities in the PRC
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

(g)	Commitments with related parties

(i)	Construction and installation cost

	As at 31 December 2021 RMB’000	As at 31 December 2022 RMB’000
Sinopec Group and its subsidiaries	775,007	930,665

F-11
3

Sinopec Shanghai Petrochemical Company Limited

32	Related-party transactions (continued)

(h)	Investment commitments with related parties

	As at 31 December 2021 RMB’000	As at 31 December 2022 RMB’000
Capital contribution to Shanghai Secco (i)	111,263	111,263
Capital contribution to Shanghai Shidian Energy Company
Limited (“Shidian Energy”) (ii)	80,000	—
Capital contribution to Baling Materials (iii)	350,000	150,000

	541,263	261,263

(i)
Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, the Group was approved to make a capital contribution of USD 30,017,000 (RMB 182,804 thousand equivalent) to Shanghai Secco, an associate of the Group. As at 31 December 2022, the Company has contributed RMB 71,541 thousand to Shanghai Secco.

According to the approval by Shanghai Municipal Commission of Commerce as issued on 19 October 2015, the rest of the capital contribution to Shanghai Secco should be within 50 years starting from its registration date.

(ii)
Pursuant to the articles of association of Shidian Energy in August
2019
, Toufa agreed to make a capital contribution of RMB 400,000 thousand to acquire 40% share of Shidian Energy. As at 31 December 2022, Toufa has fully contributed RMB 400,000 thousand to Shidian Energy.

(iii)
Sinopec Baling Petrochemical Co., Ltd and the Company jointly established Baling Materials on 7 September 2021, each with a cash contribution of RMB 400,000 thousand. As at 31 December 2022, the Company has made a paid-up
capital contribution of RMB 250,000 thousand.

Except for the above disclosed in notes 32 (g) and 32 (h), the Group had no other material commitments with related parties as at 31 December 2022, which are contracted, but not included in the financial statements.

33	Dividend

(a)	Dividends payable to equity shareholders of the Company attributable to the year:

	2021 RMB’000	2022 RMB’000
No final dividend proposed after the end of the reporting period (2021: RMB 0.10 per ordinary share)	1,082,381	—

F-11
4

Sinopec Shanghai Petrochemical Company Limited

33	Dividend (continued)
The final dividend proposed after the end of the reporting period has not been recognized as a liability at the end of the reporting period.

(b)	Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year

	2021 RMB’000	2022 RMB’000
Final dividend in respect of the previous financial year, approved and paid during the year, of RMB 0.10 per share (2021: RMB 0.10)	1,082,381	1,082,381

34	Commitments
Capital commitments outstanding at 31 December 2022 not provided for in the financial statements were as follows:

	As at 31 December 2021 RMB’000	As at 31 December 2022 RMB’000
Property, plant and equipment contracted for	1,176,168	1,783,781

F-11
5

Sinopec Shanghai Petrochemical Company Limited

35	Statements of financial position and equity movement of the Company

	As at 31 December 2021	As at 31 December 2022
	RMB’000	RMB’000

Non-current assets
Property, plant and equipment	10,914,990	11,823,562
Investment properties	381,540	365,147
Right-of-use assets	275,924	274,926
Construction in progress	3,201,111	3,647,200
Investments in subsidiaries	2,048,328	2,048,328
Investments accounted for using the equity method	3,299,050	2,654,151
Time deposits with banks	5,381,149	3,139,559
Deferred tax assets	178,084	986,830
Other non-current assets	769,492	821,397

	26,449,668	25,761,100

Current assets
Derivative financial instruments	81,405	—
Inventories	5,726,264	7,043,613
Trade receivables	149	—
Other receivables	8,276	88,839
Amounts due from related parties	1,116,553	2,526,598
Prepayments	13,790	10,711
Value added tax recoverable	—	1,045,002
Financial assets at fair value through other comprehensive income (FVOCI)	615,689	127,558
Time deposits with banks	7,386,605	3,108,916
Cash and cash equivalents	4,927,519	671,538

	19,876,250	14,622,775

Current liabilities
Trade and other payables	2,389,508	2,217,580
Contract liabilities	376,834	289,407
Amounts due to related parties	7,423,883	8,809,690
Staff salaries and welfares payable	253,800	307,190
Borrowings	1,500,000	1,500,000
Lease liabilities	1,604	7,172
Derivative financial instruments	23,804	—
Income tax payable	249,332	—
Current tax liabilities	3,843,541	913,231

	16,062,306	14,044,270

Net current assets	3,813,944	578,505

F-11
6

Sinopec Shanghai Petrochemical Company Limited

35	Statements of financial position and equity movement of the Company (continued)

	As at 31 December 2021	As at 31 December 2022
	RMB’000	RMB’000
Total assets less current liabilities	30,263,612	26,339,605

Non-current liabilities
Interest-bearing borrowings	700,000	700,000
Lease liabilities	399	6,481
Deferred income	12,720	44,494

	713,119	750,975

NET ASSETS	29,550,493	25,588,630

CAPITAL AND RESERVES
Share capital	10,823,814	10,823,814
Reserves	18,726,679	14,764,816

TOTAL EQUITY	29,550,493	25,588,630

Approved and authorized for issue by the Board of Directors on 26 April 2023.

)
)
Wan Tao	)
)
	)	Directors
)
Du Jun	)
)
)

F-11
7

Sinopec Shanghai Petrochemical Company Limited

35	Statements of financial position and equity moveme nt of the Company (continued)

(a)	Movements in components of equity of the Company

	Share capital RMB’000	Legal surplus RMB’000	Capital surplus RMB’000	Surplus reserve RMB’000	Other reserve RMB’000	Hedging reserve RMB’000	Share premium RMB’000	Safety production fund RMB’000	Treasury reserve RMB’000	Retained earnings RMB’000	Total RMB’000
Balance at 1 January 2021	10,823,814	4,072,476	4,180	101,355	6,326	—	106,846	145,597	—	13,260,897	28,521,491
Total comprehensive income for the year	—	—	—	—	16,639	125,159	—	—	—	2,058,284	2,200,082
Amounts transferred from hedging reserve to initial carrying amount of hedged items	—	—	—	—	—	(88,699)	—	—	—	—	(88,699)
Dividends declared and approved in respect of previous year	—	—	—	—	—	—	—	—	—	(1,082,381)	(1,082,381)
Transfer to legal surplus	—	2,498,808	—	—	—	—	—	—	—	(2,498,808)	—
Appropriation of safety production fund	—	—	—	—	—	—	—	32,310	—	(32,310)	—

Balance at 31 December 2021 and 1 January 2022	10,823,814	6,571,284	4,180	101,355	22,965	36,460	106,846	177,907	—	11,705,682	29,550,493

Total comprehensive income for the year	—	—	—	—	(23,771)	201,519	—	—	—	(2,793,562)	(2,615,814)
Amounts transferred from hedging reserve to initial carrying amount of hedged items	—	—	—	—	—	(237,979)	—	—	—	—	(237,979)
Dividends declared and approved in respect of previous year	—	—	—	—	—	—	—	—	—	(1,082,381)	(1,082,381)
Purchase of own shares	—	—	—	—	—	—	—	—	(25,689)	—	(25,689)
Appropriation of safety production fund	—	—	—	—	—	—	—	61,782	—	(61,782)	—

Balance at 31 December 2022	10,823,814	6,571,284	4,180	101,355	(806)	—	106,846	239,689	(25,689)	7,767,957	25,588,630

8

Sinopec Shanghai Petrochemical Company Limited

36	Comparative figures
Certain comparative figures, as disclosed below, have been adjusted to conform to current year’s presentation. Value added tax recoverable in the amount of RMB
13,322
thousand as of December 31, 2021, which was previously included in prepayments, and has been reclassified as value added tax recoverable and separately presented on the consolidated balance sheet as of December 31, 2021.

37	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2022
Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations, which are not yet effective for the year ended 31 December 2022 and which have not been adopted in these financial statements. These developments include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
IFRS 17, Insurance contracts	1 January 2023
Amendments to IAS 1, Presentation of financial statements: Classification of liabilities as current or non-current	1 January 2023
Amendments to IAS 1, Presentation of financial statements and IFRS Practice Statement 2, Making materiality judgements: Disclosure of accounting policies	1 January 2023
Amendments to IAS 8, Accounting policies, changes in accounting estimates and errors: Definition of accounting estimates	1 January 2023
Amendments to IAS 12, Income taxes: Deferred tax related to assets and liabilities arising from a single transaction	1 January 2023
The Group is in the process of making an assessment of what the impact of these amendments, new standards and interpretations are expected to be in the period of initial application. So far, the Group has concluded that the adoption of them is unlikely to have a significant impact on the consolidated financial statements.

F-1
19