Form 20-F/A
period 2022-12-31
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
filed 2024-05-28
CIK 908732

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

Mr. Du Jun
No. 48 Jinyi Road, Jinshan District, Shanghai, 200540
The People’s Republic of China
Tel: +86 (21) 57943143
Fax:
+86
(21) 57940050
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	No ne	None
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
12b-2
of the Exchange Act). Yes ☐ No ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEAR
S)
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

Explanatory Note
Sinopec Shanghai Petrochemical Company Limited (the “Company”) is filing this Amendment No. 1 (this “Amendment”) to its Annual Report on Form
20-F
for the year ended December 31, 2022, as initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 26, 2023 (the “Initial Filing”), solely for the purpose of amending and restating in its entirety “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections” in the Initial Filing in response to certain comments from the staff of the SEC.
This Amendment speaks as of April 26, 2023, the date of the Initial Filing. Except as set forth above, this Amendment does not amend, update or restate in any way the financial statements, any other item or disclosure contained in the Initial Filing. As a result, this Amendment does not reflect any event that has occurred after April 26, 2023. Accordingly, this Amendment should be read in conjunction with the Initial Filing as well as the Company’s other filings with, and reports furnished to, the SEC after April 26, 2023.
As required by Rule
12b-15
of the Securities and Exchange Act of 1934, as amended, the Company is filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

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

(ii)	the table below sets forth the directors of the Company who are also members of the Chinese Communist Party Committee of the Company (the “CCP Committee”):

Director	Position in the CCP Committee of the Company	Position in the Company

Wan Tao	Secretary and Member of the CCP Committee of the Company	Chairman of the Board and Executive Director

Guan Zemin	Deputy Secretary and Member of the CCP Committee of the Company	Vice-Chairman of the Board, Executive Director and General Manager

Du Jun	Member of the CCP Committee of the Company	Executive Director, Vice General Manager and Chief Financial Officer

Huang Xiangyu	Member of the CCP Committee of the Company	Executive Director and Vice General Manager

(iii)	the following articles in the Articles of Association of Sinopec Shanghai Petrochemical Company Limited, as currently in effect, contain charters of the Party:

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

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: May 28, 2024	/s/ Du Jun
Du Jun, Chief Financial Officer

3